Form 20-F
period 2014-12-31
KAMADA LTD
filed 2015-04-28
CIK 1567529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, the Registrant had 35,988,563 Ordinary Shares outstanding (excluding treasury shares).

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

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•
our expectation that the number of patients treated by Glassia will double in the next four to five years, that our revenues in the Proprietary Products segment to grow by approximately 75% and that we will achieve our midterm revenue goal of $100 million by 2017;

•	our belief that our relationships with our strategic partners will continue without disruption;

•	our ability to procure adequate quantities of plasma and fraction IV which are acceptable for use in our manufacturing processes from our suppliers;

•	our ability to maintain compliance with government regulations and licenses;

•	our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates;

•	our belief that the market opportunity for Alpha-1 Antitrypsin (“AAT”) products will grow;

•	our belief that the potential world market for AAT products is significantly larger than current consumption indicates;

•	our belief that we will be able to continue to meet our customers' demand for AAT;

•
the timing of, and our ability to, obtain and/or maintain regulatory approvals for our products and new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

•	the expected timeline of our development program for our product candidates, including statements about clinical trials and regulatory milestone dates;

•
our plan to file a Marketing Authorization Application ("MAA") for our inhaled formulation of AAT for treatment of AAT deficiency (“Inhaled AAT for AATD") with the European Medicines Agency (the “EMA”) during the second half of 2015 and our ability to receive marketing authorization and launch Inhaled AAT for AATD in 2017 in Europe;

•	our ability to launch KamRAB in the United States;

•
our anticipation that we will complete our United States trial of Inhaled AAT for AATD in 2015 and report results in 2016 and our intention to initiate discussions with the FDA in 2015 to identify the regulatory pathway for registration in the United States;

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

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the sections “Item 3. Key Information — D. Risk Factors”, “Item 5. Operating and Financial Review and Prospectus” and elsewhere in this Annual Report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

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

The audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 in this Annual Report have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.889, the exchange rate published by the Bank of Israel as of December 31, 2014.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A. Selected Financial Data

The following table summarizes our consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012 and the consolidated balance sheets data as of December 31, 2014 and 2013 from our audited consolidated financial statements included elsewhere in this Annual Report. We have derived the summary consolidated statements of operations data for the year ended December 31, 2011 and the summary consolidated balance sheet data as of December 31, 2011 from our audited consolidated financial statements not included in this Annual Report.

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

	Year Ended December 31,
	2014	2013	2012	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues from Proprietary Products	$44,389	$50,658	$46,445	$35,308
Revenues from Distribution	26,676	19,965	26,230	24,175
Total revenues	71,065	70,623	72,675	59,483
Cost of revenues from Proprietary Products	32,617	27,104	26,911	22,188
Cost of revenues from Distribution	23,406	17,112	23,071	20,574
Total cost of revenues	56,023	44,216	49,982	42,762
Gross profit	15,042	26,407	22,693	16,721
Research and development expenses	16,030	12,745	11,821	11,729
Selling and marketing expenses	2,898	2,100	1,853	2,331
General and administrative expenses	7,593	7,862	4,781	5,126
Operating income (loss)	(11,479)	3,700	4,238	(2,465)
Financial income	1,611	289	578	870
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net	—	(369)	(100)	937
Income (expense) in respect of revaluation of warrants to fair value	—	—	(576)	540
Financial expense	(3,293)	(3,153)	(3,357)	(3,597)
Income (loss) before taxes on income	(13,161)	467	783	(3,715)
Taxes on income	52	24	523	—
Net income (loss)	$(13,213)	$443	$260	$(3,715)
Income (loss) attributable to equity holders	$(13,213)	$443	$260	$(3,715)
Income (loss) per share attributable to equity holders:
Basic	$(0.37)	$0.01	$0.01	$(0.13)
Diluted	$(0.37)	$0.01	$0.01	$(0.15)
Weighted-average number of ordinary shares used to compute income (loss) per share attributable to equity holders:
Basic	35,971,335	32,714,631	28,078,996	27,550,643
Diluted	35,971,335	33,385,651	28,686,636	27,703,331

Consolidated Statements of Cash Flows:
Cash flows from operating activities	$(9,918)	$(3,854)	$(8,262)	$994
Cash flows from investing activities	(26,819)	(3,903)	(2,432)	(1,136)
Cash flows from financing activities	(7,640)	49,208	2,966	(403)

Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term investments	$51,896	$74,177	$33,795	$42,686
Trade receivables	17,514	17,882	13,861	7,131
Working capital (1)	66,206	85,108	40,651	44,185
Total assets	119,140	139,379	89,114	85,114
Total liabilities	38,723	49,409	60,721	62,716
Total shareholders’ equity	80,417	89,970	28,393	22,398

Other Data:
Adjusted net income (loss)(2) (3)	$(4,940)	$9,414	$2,103	$(3,377)
Adjusted EBITDA(2)	$(9,462)	$3,156	$8,549	$1,453
____________
(1)	Working capital is defined as total current assets minus total current liabilities.

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

The following tables set forth adjusted net income (loss) and adjusted EBITDA and also reconcile these figures to the IFRS measure net income (loss):

	Year Ended December 31,
	2014	2013	2012	2011
	(in thousands)
Net income (loss)	$(13,213)	$443	$260	$(3,715)
Non-cash share-based compensation expenses	3,751	1,327	1,267	878
One-time management compensation payment	-	1,386	—	—
Expense (income) in respect of revaluation of warrants to fair value	—	—	576	(540)
Adjusted net income (loss)	$(9,462)	$3,156	$2,103	$(3,377)

	Year Ended December 31,
	2014	2013	2012	2011
	(in thousands)
Net income (loss)	$(13,213)	$443	$260	$(3,715)
Income tax expense	52	24	523	—
Financial expense, net	1,682	2,864	2,779	2,727
Depreciation and amortization expense	2,788	3,001	3,044	3,040
Non-cash share-based compensation expenses	3,751	1,327	1,267	878
Income (expense) in respect of translation differences and derivatives instruments, net	—	369	100	(937)
Expense (income) in respect of revaluation of warrants fair value	—	—	576	(540)
One-time management compensation payment	—	1,386	—	—
Adjusted EBITDA	$(4,940)	$9,414	$8,549	$1,453

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

We rely heavily upon the sales of our AAT intravenous product, Glassia. Revenue from our intravenous AAT deficiency (“AATD”) products comprised approximately 42%, 49% and 47% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. If Glassia were to lose significant sales, or was substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if Glassia were to become the subject of litigation and/or an adverse governmental ruling requiring us to cease the manufacturing or sales of Glassia, our business would be adversely affected.

 We have a partnership arrangement with Baxter International Inc., pursuant to which Baxter is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand. Revenue derived from our partnership with Baxter, which consists of sales of Glassia and milestone revenue, accounted for approximately 36%, 40% and 42% of our total revenues in the years ended December 31, 2014, 2013 and 2012, respectively. Additionally, we depend upon Baxter for the supply of fraction IV plasma for our production of Glassia to be sold in the United States. If our relationship with Baxter were to deteriorate, or if Baxter’s sales of Glassia were to decline, our business would be adversely affected.  See “In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.”

We rely heavily upon sales from the United States, which comprised approximately 37%, 41% and 43% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. If our U.S. sales were significantly impacted by either material changes to government or private payor reimbursement, by other regulatory developments, by competition or other factors, then our business would be adversely affected.

If we are unable to successfully introduce new products and indications or fail to keep pace with advances in technology, our business, financial condition and results of operations may be adversely affected.

We operate in highly innovative businesses. We currently rely on sales of Glassia for the treatment of AATD for a significant portion of our total revenues. However, our continued growth depends in large part on our ability to develop and obtain regulatory approvals of new products and/or new indications for our products and product candidates. In particular, obtaining marketing approval of our Inhaled AAT for AATD from the European Medicines Agency (the “EMA”) is critical to our business plan. Failure to obtain regulatory approval of the Inhaled AAT for AATD product or of any of our other product candidates or additional indications would materially adversely impact our business prospects.

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

Before obtaining regulatory approval for the sale of our product candidates, including Inhaled AAT for AATD, or for the marketing of existing products for new indications, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. We cannot predict how long the approval processes of the United States Food and Drug Administration (“FDA”), the EMA, the regulatory authorities in Israel or any other applicable regulatory authority or agency for any of our product candidates will take or whether any such approvals ultimately will be granted. The FDA, the EMA, the regulatory authorities in Israel and other regulatory agencies have substantial discretion in the drug approval process, and positive results in preclinical testing or early phases of clinical studies offer no assurance of success in later phases of the approval process. The approval process varies from country to country and the requirements governing the conduct of clinical trials, product manufacturing, product licensing, pricing and reimbursement vary greatly from country to country.

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

•	delays may occur in reaching agreement on acceptable clinical trial agreement terms with prospective sites or obtaining institutional review board approval;

•	our strategic partners may not achieve their clinical development goals and/or comply with their relevant regulatory requirements;

•	our third-party contractors, such as a contract research organization, may fail to comply with regulatory requirements or meet their contractual obligations to us;

•	we may be forced to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

•	regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

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

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if safety concerns arise, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	decide to halt the clinical trial or other testing;

•	be unable to obtain regulatory and marketing approval;

•	be required to conduct additional trials under a conditional approval;

•	be unable to obtain reimbursement for our products in all or some countries;

•	obtain approval for indications that are not as broad as we intended;

•	have the product removed from the market after obtaining marketing approval from the FDA, the EMA, the regulatory authorities in Israel or other regulatory authorities; or

•	be delayed in, or prevented from, the receipt of clinical milestone payments from our strategic partners.

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

Many of our products and product candidates, including Inhaled AAT for AATD, have been granted the designation of an orphan drug. One of the incentives provided by an orphan drug designation is market exclusivity for seven years in the United States and ten years in the European Union for the first product in a class approved for the treatment of a rare disease. While the marketing exclusivity of an orphan drug would prevent other sponsors from obtaining approval of the same drug compound for the same indication unless the subsequent sponsors could demonstrate clinical superiority or a market shortage occurs, it would not prevent other sponsors from obtaining approval of the same compound for other indications or the use of other types of drugs for the same use as the orphan drug. We may not be the first product licensed for the treatment of a particular rare disease. In such a situation, with limited exception, we would not be able to take advantage of market exclusivity and instead the other sponsor would receive such exclusivity. In the event we are unable to fill demand for any orphan drug, it is possible that the FDA or the EMA may view such unmet demand as a market shortage which could impact the market exclusivity. The FDA or the EMA may also, in the future, revisit any orphan drug designation it has conferred upon a drug and retains the ability to withdraw the designation at any time. Additionally, the U.S. Congress has considered, and may consider in the future, legislation that would restrict the duration or scope of the market exclusivity of an orphan drug and, thus, we cannot be sure that the benefits to us of the existing statute will remain in effect.

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

While we expect to write off small amounts of work-in-process inventories in the ordinary course of business because of the complex nature of plasma and plasma derivatives, our processes and our plasma-derived protein therapeutics, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. We had in the past situations that have caused us to write off the value of our product. For example, in 2014 we have had to discard a material amount of inventory that did not pass our inspections due to deviations in the production process that had created a higher risk of contamination or that had short shelf life. Such write-offs and other costs could cause material fluctuations in our operating results. Furthermore, contamination of our plasma-derived protein therapeutics could cause consumers or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could adversely affect sales and operating results.

Our ability to continue manufacturing and distributing our plasma-derived protein therapeutics depends on our continued adherence to cGMP regulations.

The manufacturing processes for our products are governed by detailed written procedures and regulations that set forth current Good Manufacturing Practice standards (“cGMP”) requirements for blood products, including plasma and plasma derivative products. Failure by our quality operations unit to adhere to established procedures or regulations, or to meet a specification set forth in cGMP requirements, could require that a product or material be rejected and destroyed. There are relatively few opportunities for us to rework, reprocess or salvage nonconforming materials or products. Our manufacturing process and facilities are not currently approved by the EMA, and we will need to obtain such approval prior to beginning manufacture of products (including Inhaled AAT for AATD) to be marketed and sold in Europe. Any failure in cGMP inspection will affect marketing in other territories, including the U.S. and Israel.

Our adherence to cGMP regulations and the effectiveness of our quality control systems are periodically assessed through inspections of our manufacturing facility in Beit Kama, Israel by the FDA and regulatory authorities of other countries. Such inspections could result in deficiency citations, which would require us to take action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall products or suspend operations until appropriate measures can be implemented. The FDA could also stop import of product into the United States if there are potential deficiencies. We are required to report certain deviations from procedures to the FDA. Even if we determine that the deviations were not material, the FDA could require us to take certain measures to address the deviations. Since cGMP reflects ever-evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur additional costs and may adversely impact our profitability. For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of a product or launch of a new product.

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

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by the FDA and similar authorities in other jurisdictions, including the EMA and the regulatory authorities in Israel. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of the FDA or similar authorities in other jurisdictions, including a failed inspection a failure in our reporting system for adverse effects of our products experienced by the users of our products, or any other non-compliance could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, import or export restrictions, refusal of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. In addition, we rely to a large extent on Baxter for purposes of most of our regulatory compliance for Glassia and product development and approvals in the United States relating to Glassia. Any failure by Baxter to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements could adversely affect us. If our relationship with Baxter terminated for any reason, we may be unable to maintain regulatory compliance on a cost-effective basis, if at all. Any of these actions could cause direct liabilities, a loss in our ability to market Glassia, or a loss of customer confidence in us or Glassia, which could adversely affect our sales, reputation, and results of operations. Similarly, we rely on other third–party vendors, for example, in the production, handling, and distributions of Glassia.  If any of these companies incur enforcement action from regulatory authorities due to noncompliance, this could negatively affect product sales, our reputation, and results of operations.

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

In order for plasma and fraction IV to be used in the manufacturing of our plasma-derived protein therapeutics, the individual centers at which the plasma is collected must be licensed and approved by the relevant regulatory authorities, such as the FDA or the EMA. When a new plasma collection center is opened, and on an ongoing basis after its licensure, it must be inspected by the FDA and the EMA and the regulatory authorities in Israel for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being licensed or lead to the suspension or revocation of an existing license. If we or relevant regulatory authorities determine a plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which may impact on our ability to timely meet our manufacturing and supply obligations. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted, such as product destruction or rework. Consequently, we could experience significant inventory impairment provisions and write-offs which could adversely affect our business and financial results.

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

We are also dependent on a number of suppliers who supply specialty ancillary products used in the production process, such as specific gels and filters. Each of these specialty ancillary products is provided by a single, exclusive supplier. If these suppliers were unable to provide us with these specialty ancillary products, if our relationships with these suppliers deteriorate, or these suppliers’ operations are negatively affected by regulatory enforcement due to noncompliance, the manufacture and distribution of our products would be materially adversely affected, which would adversely affect our sales and results of operations.

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

When a new product is approved, the FDA or other regulatory authorities may require post-approval clinical trials, sometimes called Phase IV clinical trials. For example, the FDA has required that we conduct Phase IV clinical trials of Glassia. The trials are aimed at collecting additional safety data, such as the immune response in the body of a human or animal, commonly referred to as immunogenicity, viral transmission, levels of the protein in the lung, or epithelial lining fluid, and certain efficacy endpoints requested by the FDA. If the results of such trials are unfavorable and demonstrate a previously undetected risk or provide new information that puts the patients at risk, this could result in the loss of the approval to market the product in the United States and other countries, or the imposition of restrictions, such as additional labeling, with a resulting loss of sales. Other products we develop may face similar requirements, which would require additional resources and which may not be successful. We may also receive approval, which is conditional on successful additional data or clinical development, and failure in such further development may require changes to our product label or result in revocation of our marketing authorization.

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

Pursuant to our partnership arrangement with Baxter, Baxter is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand. Sales to Baxter accounted for approximately 36%, 40% and 42% of our total revenues in the years ended December 31, 2014, 2013 and 2012, respectively. We also depend upon Baxter for the supply of fraction IV plasma for our production of Glassia to be sold in the United States. See “—We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements.”

Currently, revenue derived from our relationship with Baxter consists of sales of Glassia, which we incur cost of revenues to produce, and milestone revenue. After 2017, Baxter has no obligation to purchase a minimum amount of Glassia; however, Baxter’s failure to purchase a specified minimum amount of Glassia over a period of 24 consecutive months beginning in 2017 until the expiration of the agreement provides us with the right to terminate the agreement. Additionally, Baxter is expected to begin producing Glassia itself in 2018 at the earliest, at which point it will pay us royalties. While we would generate higher margins from royalties, as we would not incur cost of revenues, we will receive lower revenues per unit sold. We plan to replace that revenue by producing other AAT products, including for sales in Europe, and increases in the volume of units sold. If we could not obtain approval and make such sales in Europe or were unable to increase sales of our products, our revenues would be impacted and our operating results would be impacted as we would continue to incur the fixed costs relating to our manufacturing facility.

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

Sales of products supplied by Bioproducts Laboratories Ltd. and Biotest A.G., which are sold in our Distribution segment, together represented approximately 36%, 26% and 35% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. While we have distribution agreements with each of these suppliers, these agreements do not obligate these suppliers to provide us with minimum amounts of our Distribution segment products. Purchases of our Distribution segment products from our suppliers are typically on a purchase order basis. We work closely with our suppliers to develop annual forecasts, but these forecasts are not obligations or commitments. However, if we fail to submit purchase orders that meet our annual forecasts, we could lose exclusivity or the agreement could be terminated. These suppliers may experience capacity constraints that result in their being unable to supply us with products in a timely manner, in adequate quantities and/or at a reasonable cost. Contributing factors to supplier capacity constraints include, among other things, industry or customer demands in excess of machine capacity, labor shortages and changes in raw material flows. These suppliers may also choose not to supply us with products at their discretion or raise prices to a level that would render our products noncompetitive. Any significant interruption in the supply of these products could result in us being unable to meet the demands of our customers, which would have a material adverse effect on our business, financial condition and results of operations.

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

Similarly, if a new AAT formulation with a significantly improved rate of administration is adopted (including, for example, aerosol inhalation or one that can demonstrate statistically significant efficacy), the market share of our current AAT product, Glassia, could be negatively impacted. While we are in the process of developing Inhaled AAT for AATD, our competitors may also be attempting to develop similar products or products which could be substitutions for AAT products, such as gene therapy. For example, Grifols has completed a limited clinical trial for the development of an inhaled formulation of AAT for the indication of cystic fibrosis. While we believe that these products are in the early stages of development, they may eventually be successfully developed and launched. Furthermore, even if we are able to commercialize Inhaled AAT for AATD prior to the development of comparable products by our competitors, sales of Inhaled AAT for AATD could adversely impact our revenue and growth of sales of Glassia, our current AATD product.

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

In 2010 through 2012, we benefitted from the temporary suspension of two of our competitors from selling their IVIG products in Israel. This suspension has been lifted and both competitors are now able to distribute plasma-derived protein therapeutics in the Israeli market. As these competing IVIG products returned to the market at the end of 2012, we experienced increased competition for our Distribution segment products. For example, we participated in 2013 in a public tender in Israel with these competitors. During this public tender process, some of our customers in prior years chose to purchase their supply requirements from our competitors. As a result of these competitors returning to the market, revenues from our Distribution segment decreased in 2013 and may further decrease in the future. Our existing and new competitors may also have significantly greater financial resources than us, which they could use to promote their products and business. Greater financial resources would also enable our competitors to substantially reduce the price of their products or services. If our competitors are able to offer prices lower than us, our ability to win tender bids during the annual tender process will be materially affected, and could reduce our total revenues or decrease our profit margins.

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

Any regulatory approval of our products is limited to those specific diseases and indications for which our products have been deemed safe and effective by the FDA or similar authorities in other jurisdictions. In addition to the regulatory approval required for new formulations, any new indication for an approved product also requires regulatory approval. Once we produce a plasma-derived protein therapeutic, we rely on physicians to prescribe and administer it as we have directed and for the indications described on the labeling. To the extent any off-label uses and departures from our administration directions become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the marketplace may suffer. In addition, off-label uses may cause a decline in our revenues or potential revenues, to the extent that there is a difference between the prices of our product for different indications.

Furthermore, while physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by the FDA or other regulators. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can result in the FDA’s refusal to approve a product, the suspension or withdrawal of an approved product from the market, enforcement letters, and corrective actions. Other regulatory authorities may impose separately penalties including, but not limited to, fines, disgorgement of money, operating restrictions, or criminal prosecution.

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

As of December 31, 2014, we had total debt of approximately $7.5 million, which consists of convertible debentures. During periods of volatility and disruption in the U.S., European, or global credit markets, obtaining additional or replacement financing may be more difficult and the cost of issuing new debt or replacing our existing convertible debentures could be higher than the costs we incur under our current debentures. The higher cost of new debt may limit our ability to have cash on hand for working capital, capital expenditures and acquisitions on terms that are acceptable to us. Additionally, our convertible debentures have a variable interest rate. By its nature, a variable interest rate will move up or down based on changes in the economy and other factors, all of which are beyond our control. If interest rates increase, our interest expense could increase, affecting earnings and reducing cash flows available for working capital, capital expenditures and acquisitions.

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

If our manufacturing facility in Beit Kama, Israel were to suffer a serious accident, contamination, or if a force majeure event materially affected our ability to operate and produce saleable plasma-derived protein therapeutics, all of our manufacturing capacity could be shut down for an extended period.

We rely on a single manufacturing facility in Beit Kama, which is located in southern Israel approximately 20 miles from the Gaza Strip. All of our revenues in our Proprietary Products segment are derived from products manufactured at this facility. If this facility were to suffer an accident or a force majeure event such as war, terrorist attack, earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators or similar event, or contamination, our revenues would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials, work in process or finished goods inventory and our ability to operate our business would be harmed. In addition, in any such event, the reconstruction of our manufacturing facility and storage facilities, and the regulatory approval of the new facilities could be time-consuming. During this period, we would be unable to manufacture our plasma-derived protein therapeutics.

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

Our plasma raw materials must be transported at a temperature of -20 degrees Celsius (-4 degrees Fahrenheit) to ensure the preservation of their proteins. Not all shipping or distribution channels are equipped to transport plasma at these temperatures. If any of our shipping or distribution channels become inaccessible because of a serious accident, an act of terrorism, a strike or any other force majeure event, we may experience disruptions in our continued supply of plasma and other raw materials, delays in our production process or a reduction in our ability to distribute our plasma-derived protein therapeutics to our customers.

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

Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after their filing, if at all, and because publications of discoveries in scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in such patent applications. As a result, the patents we own and license may be invalidated in the future, and the patent applications we own and license may not be granted. For example, if a third party has also filed a patent application covering an invention similar to one covered in one of our patent applications, we may be required to participate in an adversarial proceeding, known as an “interference proceeding,” declared by the U.S. Patent and Trademark Office or its foreign counterparts to determine priority of invention. In 2012, the Leahy–Smith America Invents Act, or AIA, created a new legal proceeding, the inter partes review petition, that allows third parties to challenge the validity of patents before the Patent Trials and Appeals Board.

 The costs of these proceedings could be substantial and our efforts in them could be unsuccessful, resulting in a loss of our anticipated patent position. In addition, if a third party prevails in such a proceeding and obtains an issued patent, we may be prevented from practicing technology or marketing products covered by that patent. Additionally, patents and patent applications owned by third parties may prevent us from pursuing certain opportunities such as entering into specific markets or developing or commercializing certain products or reduce the cost effectiveness of the business as a result of royalty payment or other business conciliation. Finally, we may choose to enter into markets where certain competitors have patents or patent protection over technology that may impede our ability to compete effectively. We filed an inter partes review petition at the Patent Trial and Appeal Board on June 4, 2014, challenging the validity of a patent owned by Grifols, Inc., the manufacturer of Prolastin and Prolastin-C, competitors to Kamada’s Glassia product.  The patent, U.S. Patent No. 6,462,180, entitled “Precipitation; Passing Eluted Solution Through Anionic and Cationic Exchange Resins” (“the ‘180 patent”) is directed to a process of purifying alpha-1 proteinase inhibitor from aqueous solutions. The petition asserts that the patent is invalid in view of several prior art references. The inter partes review was instituted on December 18, 2014.  The institution decision included, inter alia, the preliminary finding that certain claims of the ‘180 patent are invalid based on the cited prior art.  These claims are concurrently undergoing ex parte reexamination at the United States Patent and Trademark Office and have also been preliminarily found to be invalid in that forum. The Patent Trial and Appeal Board will provide a final decision on the validity of the ‘180 patent claims at issue by no later than December 18, 2015.

Our patents expire at various dates between 2018 and 2027. However, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting advantages of the patent. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not be issued in a form that will provide us with any competitive advantage. We also cannot guarantee that: any of our present or future patents or patent claims or other intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned; our intellectual property rights will provide competitive advantages or prevent competitors from making or selling competing products; our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties; any of our pending or future patent applications will be issued or have the coverage originally sought; our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; or we will not lose the ability to assert our intellectual property rights against, or to license our technology to, others and collect royalties or other payments. In addition, our competitors or others may design around our patents or protected technologies. Effective protection of our intellectual property rights may also be unavailable, limited or not applied in some countries, and even if available, we may fail to pursue or obtain necessary intellectual property protection in such countries. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents and other intellectual property rights, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In order to preserve and enforce our patent and other intellectual property rights, we may need to make claims, apply certain patent or other regulatory procedures or file lawsuits against third parties. Such proceedings could entail significant costs to us and divert our management’s attention from developing and commercializing our products. Lawsuits may ultimately be unsuccessful, and may also subject us to counterclaims and cause our intellectual property rights to be challenged, narrowed, invalidated or held to be unenforceable.

Additionally, unauthorized use of our intellectual property may have occurred or may occur in the future, including, for example, in the production of counterfeit versions of our products. Counterfeit products may use different and possibly contaminated sources of plasma and other raw materials, and the purification process involved in the manufacture of counterfeit products may raise additional safety concerns, over which we have no control. Although we have taken steps to minimize the risk of unauthorized uses of our intellectual property, including for the production of counterfeit products, any failure to identify unauthorized use of, and otherwise adequately protect, our intellectual property could adversely affect our business, including reducing the demand for our products. Additionally, any reported adverse events involving counterfeit products that purported to be our products could harm our reputation and the sale of our products in particular and consumer willingness to use plasma-derived therapeutics in general. Moreover, if we are required to commence litigation related to unauthorized use, whether as a plaintiff or defendant, such litigation would be time-consuming, force us to incur significant costs and divert our attention and the efforts of our management and other employees, which could, in turn, result in lower revenue and higher expenses.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and former employees and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

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

The conduct of our business, our products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. For example, certain of our competitors own patents and patent applications in areas relating to critical aspects of our business and technology, including the separation and purification of proteins, and these competitors may in the future allege that we are infringing on their patent rights. We may also be subject to claims that we are infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks, copyrights or trade secrets. Third parties could therefore bring claims against us or our strategic partners that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if such a claim were brought against us or our strategic partners, we or they could be forced to permanently or temporarily stop or delay manufacturing or sales of the product or product candidate that is the subject of the dispute or suit.

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

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Federal False Claims Act (the “FCA”), the Public Health Service (the “PHS Act”) or a provision of the U.S. Social Security Act known as the “Anti-Kickback Law,” or any regulations promulgated under their authority may result in jail sentences, fines or exclusion from federal and state health care programs, as may be determined by the Department of Health and Human Services, the Department of Defense, other federal and state regulatory authorities and the federal and state courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from Medicare and Medicaid programs, if those business arrangements are not appropriately structured; therefore, our arrangements with referral sources must be structured with care to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing. Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under federal and state False Claims Act statutes and can be entitled to receive a significant portion (often as great as 30%) of total recoveries. Also, violations of the False Claims Act can result in treble damages, and each false claim submitted can be subject to a penalty of up to $11,000 per claim. The healthcare reform law imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to a broad range of payments, ownership interests, and other transfers of value made to certain U.S. physicians and teaching hospitals. Data collection obligations under this rule commenced on August 1, 2013, and the first disclosures under the law were due in 2014. On February 5, 2013, the Centers for Medicare and Medicaid Services (“CMS”) issued final regulations to implement these provisions. A number of states have similar laws in place. Additional and stricter prohibitions could be implemented by federal and state authorities. Where practices have been found to involve improper incentives to use products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. Many manufacturers have been required to enter into consent decrees, corporate integrity agreements, or orders that prescribe allowable corporate conduct. Failure to satisfy requirements under the FDCA can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct.

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

To enhance compliance with applicable health care laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the Department of Health and Human Services’ Office of Inspector General (“OIG”), have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the U.S. Sentencing Commission Guidelines Manual. Increasing numbers of U.S.-based pharmaceutical companies have such programs. We have not adopted U.S. healthcare compliance and ethics programs that generally incorporate the HHS OIG’s recommendations, but even if we do, having such a program can be no assurance that we will avoid any compliance issues.

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

Also, the intended use of a drug product by a physician can affect pricing. Physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These off-label uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. If reimbursement for off-label uses of products is not allowed by Medicare or other third-party payors, including those in the United States or the European Union, we could be adversely affected. For example, the CMS could initiate an administrative procedure known as a National Coverage Determination (“NCD”), by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.

We are subject to extensive environmental, health and safety, and other laws and regulations.

Our business involves the controlled use of hazardous materials, various biological compounds and chemicals. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred because of injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Additional or more stringent federal, state, local or foreign laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any of these or certain other laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities. In addition, fines and penalties may be imposed for noncompliance with environmental, health and safety and other laws and regulations or for the failure to have, or comply with the terms and conditions of, required environmental or other permits or consents. We are subject to future audits by the Environmental Health Department of the Regional Health Bureau of the Israeli Ministry of Health (“IMOH”) and the Ministry of Environmental Protection of Israel and may be required to perform certain actions from time to time in order to comply with these guidelines and their requirements. We do not expect the costs of complying with these guidelines to be material to our business. See “Item 4. Information on the Company — Environmental.”

Under the Israeli Restrictive Trade Practices Law, 5758-1988 (the “Restrictive Trade Practices Law”), a company that supplies or acquires more than 50% of any product or service in Israel is deemed to be a monopoly. The monopolist is prohibited from participating in certain business practices, including unreasonably refusing to sell products or provide services over which a monopoly exists, charging unfair prices for such products or services, and abusing its position in the market in a manner which might reduce business competition or harm the public. In addition, the General Director of the Israeli Antitrust Authority may determine that a company is a monopoly and has the right to order such company to change its conduct in matters that may adversely affect business competition or the public, including by imposing restrictions on its conduct. Depending on the analysis and the definition of the relevant product markets in which we operate, we may be deemed to be a “monopoly” under the Israeli Restrictive Trade Practices Law with respect to certain of our products. Furthermore, under an amendment to the Restrictive Trade Practices Law, which was enacted in November 2014 and will become effective in August 2015, we may be deemed to be engaged in a restrictive arrangement under the Restrictive Trade Practices Law with respect to certain mutual exclusive distribution agreements we have entered into with Israeli distributors, as the amendment repealed the statutory exclusion which existed under the Restrictive Trade Practices Law for mutual exclusive arrangements.

We have entered into a collective bargaining agreement with the employees' committee and the Histadrut (General Federation of Labor in Israel), and we could incur labor costs or experience work stoppages as a result of any disputes in connection with such agreement.

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

As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the requirements of the Sarbanes-Oxley Act of 2002 (“S-OX”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. S-OX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

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

Sales by us or our shareholders of a substantial number of our ordinary shares in the public market, either on the Tel Aviv Stock Exchange (the “TASE”) or Nasdaq, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. As of December 31, 2014, we have 35,988,563 ordinary shares outstanding, assuming no exercise of our outstanding options or conversion of our convertible debt as of December 31, 2014.

Except for shares held by our affiliates as contemplated by Rule 144 and the Securities Act of 1933, as amended (the “Securities Act”), all of the ordinary shares that are outstanding as of December 31, 2014, as well as the 3,211,710 ordinary shares issuable upon exercise of outstanding options, or our convertible debentures, are freely tradable in the United States without restrictions or further registration under the Securities Act. Approximately 25.33% of our outstanding ordinary shares are beneficially owned by affiliates. These entities could resell the shares into the public markets in the United States in the future in accordance with the requirements of Rule 144, which include certain limitations on volume.

In addition, Damar Chemicals Inc., a company registered in Panama (“Damar”), Leon Recanati, Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”) and wholly-owned by Mr. Recanati, and David Tsur and their respective affiliates are entitled to require that we register their 9,136,231 shares under the Securities Act for resale into the public markets in the United States. All shares sold pursuant to an offering covered by such registration statement will be freely tradable in the United States, except for shares purchased by affiliates

The significant share ownership positions of the estate of Ralf Hahn, the former Chairman of our board of directors, and Leon Recanati, the Chairman of our board of directors, may limit our shareholders’ ability to influence corporate matters.

The estate of Ralf Hahn, the former Chairman of our board of directors, and Leon Recanati, the Chairman of our board of directors, own, directly and indirectly, 12.42% and 11.07% of our outstanding ordinary shares, respectively, as of December 31, 2014. Accordingly, if the estate of Ralf Hahn and Leon Recanati vote the shares that they own or control together, they will be able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares. On March 6, 2013, a shareholders agreement was entered into, effective March 4, 2013, pursuant to which Mr. Recanati and any company controlled by him (collectively, the “Recanati Group”), on the one hand, and Damar, TUTEUR S.A.C.I.F.I.A (“Tuteur”) (companies formerly controlled by Mr. Ralf Hahn) and their affiliates (collectively, the “Damar Group”), on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company. We are not party to such agreement or bound by its terms.

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

We are an “emerging growth company,” as defined in the JOBS Act, and have taken advantage of certain exemptions from various reporting requirements that are applicable to public companies generally. For example, for so long as we remain an emerging growth company, we have elected not to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, as would otherwise be required by Section 404(b) of S-OX. This may increase the risk that we fail to detect and remedy any weaknesses or deficiencies in our internal control over financial reporting.

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

We are incorporated under Israeli law and our principal offices and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity through 2014. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In November 2012, for approximately one week, and during July and August 2014, Israel experienced similar armed conflicts, resulting in thousands of rockets being fired from the Gaza Strip and disrupting most day-to-day civilian activity, particularly in southern Israel, the location of our manufacturing facility. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our ability to manufacture and deliver products to customers could be materially adversely affected. Additionally, the operations of our Israeli suppliers and contractors may be disrupted as a result of hostile action or hostilities, in which event our ability to deliver products to customers may be materially adversely affected.

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

As of December 31, 2014, we had 302 employees, all of whom were based in Israel. Our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon and the conflicts with Hamas in December 2008, November 2012 and July and August 2014, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

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

In order to remain eligible for the tax benefits of an Approved/Privileged Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. In addition, in order to remain eligible for the tax benefits available to the Approved Enterprise, we must also comply with the criteria set forth in the applicable certificate of approval, and in the case of the Privileged Enterprise, we must also comply with the conditions set forth in the tax ruling. These conditions include, among other things, that the production, directly or through subcontractors, of all our products should be performed within certain regions of Israel. If we do not meet these requirements, the tax benefits would be reduced or canceled and we could be required to refund any tax benefits that we received in the past, in whole or in part, linked to the Israeli consumer price index, together with interest. Further, these tax benefits may be reduced or discontinued in the future. For example, while we do not expect that the transfer of manufacturing of Glassia to Baxter, or the grant to Baxter of the right to use our technology for such manufacturing, would result in the reduction or loss of these tax benefits, according to the tax ruling that we obtained, we may lose those benefits if it is determined that we do not comply with the conditions set forth in the tax ruling.  If these tax benefits are canceled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 25% in 2013 and has increased to 26.5% for 2014 and 2015. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

In the future, we may not be eligible to receive additional tax benefits under the Investment Law if we increase certain of our activities outside of Israel. Additionally, in the event of a distribution of a dividend from the abovementioned tax exempt income, in addition to withholding tax at a rate of 20% effective as of 2014 (or a reduced rate under an applicable double tax treaty), we will be subject to tax on the otherwise exempt income (grossed-up to reflect the pre-tax income that we would have had to earn in order to distribute the dividend) at the corporate tax rate applicable to our Approved/Privileged Enterprise’s income, which would have been applied had we not enjoyed the exemption. Similarly, in the event of our liquidation or a share buyback, we will be subject to tax on the grossed up amount distributed or paid at the corporate tax rate which would have been applied to our Privileged Enterprise’s income had we not enjoyed the exemption. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders vote, or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Item 6. Directors, Senior Management and Employees — Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law — Duties of Shareholders.” There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

Business Overview

We are an orphan drug focused, plasma-derived protein therapeutics company with an existing marketed product portfolio and a robust late-stage product pipeline. We develop and produce specialty plasma-derived protein therapeutics and currently market these products through strategic partners in the United States and directly, through local distributors, in several emerging markets. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce AAT in a high purity, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties. Our flagship product, Glassia, is the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. We market Glassia through a strategic partnership with Baxter International Inc. in the United States. Additionally, we have a product line consisting of ten other injectable pharmaceutical products which are marketed, in addition to Glassia, in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia. We currently have six plasma-derived protein products in our development pipeline, including Inhaled AAT for AATD, for which we completed a pivotal Phase II/III clinical trial in Europe and are expecting to file the Marketing Authorization Application ("MAA") with the EMA in 2015. We are also conducting a Phase II clinical trial of our Inhaled AAT for AATD in the United States. See “—Our Product Pipeline and Development Program—Inhaled Formulations of AAT—AATD.”  In addition we have completed a pivotal Phase II/III US clinical trial for anti-rabies immunoglobulin as a post-exposure prophylaxis.In addition to our propriety products, we leverage our expertise and presence in the plasma-derived protein therapeutics market by distributing 13 complementary products in Israel that are manufactured by third parties.

Glassia is an intravenous AAT product that is indicated for chronic augmentation and maintenance therapy in adults with emphysema due to AATD. AAT is a naturally occurring protein found in a derivative of plasma known as fraction IV which regulates the activity of certain white blood cells known as neutrophils and reduces cell inflammation. Patients with genetic AATD suffer from a chronic inflammatory state, lung tissue damage and a decrease in lung function. We believe that our second generation AAT product, Inhaled AAT for AATD, is currently the only aerosolized AATD treatment in advanced stages of clinical development. We believe that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby further reducing the risk of infection, decreasing the need for clinic visits or nurse home visits and reducing medical costs. In addition, because Inhaled AAT for AATD would be delivered directly to the affected tissue through a nebulizer using a lower dosage, we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and therefore increase our profitability. Additionally, we have successfully completed a Phase I/II clinical study in Israel for newly diagnosed Type-1 diabetes and have initiated a Phase II/III clinical study for this indication in Israel. We have also initiated a proof-of-concept (“POC”) Phase I/II clinical study with our intravenous AAT product to treat graft-versus-host disease (“GvHD”) in cooperation with Baxter, conducted at the Fred Hutchinson Cancer Research Center in Seattle, Washington. We have also completed Phase II clinical studies in Israel for additional novel indications, using formulations of AAT through Inhalation, for cystic fibrosis and bronchiectasis.

Our products are produced using our advanced proprietary technologies and know-how for the separation and purification of proteins derived from human plasma. We produce our plasma-derived protein therapeutics in our state-of-the-art, cGMP compliant, FDA-approved, large scale production facility located in Beit Kama, Israel.

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture plasma-derived therapeutics and market them in more than 15 countries, and the Distribution segment, in which we distribute drugs manufactured by third-parties for critical use in Israel, most of which are produced from plasma or its derivative products.  We have derived approximately 37%, 41% and 43% of our total revenues in the years ended December 31, 2014, 2013 and 2012, respectively, from sales in the United States, approximately 7%, 9.5% and 5% of our total revenues in the years ended December 31, 2014, 2013 and 2012,  respectively, from sales in Europe, approximately 3%, 4% and 5% of our total revenues in the years ended December 31, 2014, 2013 and 2012,  respectively, in Asia (excluding Israel) and 7%, 8.4% and 6% of our total revenues in the years ended December 31, 2014, 2013 and 2012, respectively, from Latin America.

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

We currently have products that target four product categories: respiratory, immunoglobulins, critical care and other. Our flagship product in the Proprietary Products segment is Glassia, sales of which, for the years ended December 31, 2014, 2013 and 2012, comprised approximately 66%, 54% and 73% of our total revenues, respectively, in the Proprietary Products segment. Revenue from our intravenous AATD products comprised approximately 42%, 49% and 47% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. Sales of KamRAB and KamRho (D) for the years ended December 31, 2014, 2013 and 2012 accounted for the substantial balance of total revenues in the Proprietary Products segment. The following table sets forth our primary products for each treatment category in our Proprietary Products segment.

Product	Indication	Active Ingredient	Geography
Respiratory
Glassia (or Respira/RespiKam/Ventia in certain countries)	Intravenous AATD	Alpha-1 Antitrypsin (human)	United States, Israel, Russia, Slovenia, Braziland Argentina
Immunoglobulins
KamRAB	Prophylaxis of rabies disease	Anti-rabies immunoglobulin (human)	Israel, India, Thailand, El Salvador, Turkey, Australia, Russia*, Mexico* and Korea
KamRho (D) IM	Prophylaxis of hemolytic disease of newborns	Rho(D) immunoglobulin (human)	Israel, Brazil, India, Argentina, Chile, Russia, Kenya, Nigeria, Sri Lanka* and the Palestinian Authority
KamRho (D) IV	Treatment of immune thermobocytopunic purpura	Rho(D) immunoglobulin (human)	Israel, India, Sri Lanka and Argentina
Snake bite antiserum	Treatment of snake bites by the Vipera palaestinae and Echis coloratus	Anti snake venom	Israel
Other Products
Heparin Lock Flush	To maintain patency of indwelling IV catheter designed for intermittent injection therapy or blood sampling	Heparin sodium	Israel
Kamacaine 0.5%	Local or regional anesthesia or analgesia during surgery, diagnostic and therapeutic procedures and obstetrical procedures. Spinal anesthesia for surgery	Bupivacaine HCl	Israel
Human transferrin (diagnostical grade)	Not for human use	Transferrin	United States, Israel, Germany, France and Netherlands

___________
*	We have regulatory approval, but have not marketed the product in this country in 2014.

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

Currently, Glassia has been approved in five countries. It is sold in four of those countries and also is sold in two additional countries, where it has not been approved, on a compassionate use basis. The majority of sales of Glassia are in the United States, where Glassia was approved by the FDA in July 2010 and sales began in September 2010. As part of the approval, the FDA requested that we conduct Phase IV clinical trials, as is common in the pharmaceutical industry, aimed at collecting additional safety and efficacy data for Glassia. In 2010, we submitted our proposed Phase IV clinical trials to the FDA, which we have not yet begun. Pursuant to our agreement with Baxter described below, we expect that the Phase IV clinical trials will be financed by Baxter.

We market Glassia in the United States through our partnership with Baxter and by ourselves, and through our distributors in four countries. Sales to Baxter accounted for approximately 36%, 40% and 42% of our total revenues in the years ended December 31, 2014, 2013 and 2012, respectively. We plan to submit Glassia for marketing approval in additional countries. Revenues from our intravenous AATD products have grown from approximately $0.6 million in 2009 to $29.1 million in 2014, representing a 120% compound annual growth rate.

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

According to the World Health Organization, about 10 million people throughout the world require medical treatment against rabies every year after being bitten by or exposed to animals suspected of being infected. We believe that there are market opportunities for KamRAB in developing countries and in the United States. In many developing countries, patients do not receive treatment for suspected rabies due to the lack of availability of healthcare resources. In the United States, there is currently only one significant provider of anti-rabies immunoglobulin and we believe that healthcare providers may seek to diversify their source of supply if a competing high-quality product were approved for sale.

We began selling KamRAB in certain countries in Asia and Latin America in 2003, where sales of the product have steadily increased. We sell KamRAB in eight countries, received regulatory approval to market KamRAB in three other countries and are pursuing market approval in the United States. In April 2007, we received approval from the FDA to commence Phase II/III clinical trials of KamRAB and in January 2010, the FDA approved significantly shorter clinical trials. The trial, which was designed as a prospective, randomized, double-blind, non-inferiority study, began in the second quarter of 2013 and was completed in 2014.  The trial evaluates the safety and effectiveness of KamRAB and assesses whether KamRAB interferes with the development of self-active antibodies. We plan to submit a Biologics License Application ("BLA") with the FDA in 2015 and launch KamRAB in the United States in 2016, if approved by the FDA. In July 2011, we signed a strategic agreement with Kedrion S.p.A for the clinical development and marketing in the United States of KamRAB, pursuant to which Kedrion agreed to bear all the costs required for the Phase II/III clinical trials. See “— Strategic Partnerships — Kedrion.”

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

According to academic research, approximately 15% of Caucasian women are Rh-negative and, if left untreated, HDN would affect one percent of all newborns and would be responsible for the death of one baby out of every 2,200 births. In addition, academic research estimates that ITP affects approximately five out of every 100,000 children per year, and two of every 100,000 adults per year worldwide, although some will recover without treatment. We have completed the registration process for Kam Rho (D), and are selling it in nine countries in Latin America, Asia, Africa and Eastern Europe.

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

We developed the snake bite antiserum pursuant to an agreement with the IMOH entered into in March 2009. We completed construction of the production facilities and laboratories for the product, and successfully passed the IMOH inspections. We began production in August 2011 and commenced sales to the IMOH in 2012. The agreement with the IMOH is renewable for up to ten additional one-year periods.

Other Products

We also sell additional critical care products including Heparin, an anticoagulant, and Kamacaine, an anesthetic for surgery or obstetric procedures and Transferrin, which is used as a cultural medium for diagnostic assays and cell cultures.

Distribution Segment

Our primary products in the Distribution segment include pharmaceuticals for critical use delivered by injection, infusion or inhalation. We leverage our expertise and presence in the plasma-derived protein therapeutics market to distribute products in Israel that we believe complement our products in the Proprietary Products segment. Most of the products in our Distribution segment are produced from plasma or plasma-derivatives, and are manufactured by European companies. We distribute these products in Israel on an exclusive basis. IVIG is our primary product in the Distribution segment, comprising approximately 70%, 64% and 73% of total revenues in the Distribution segment for the years ended December 31, 2014, 2013 and 2012, respectively. Sales of IVIG accounted for approximately 18%, 26% and 29% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

The following table sets forth our primary products in our Distribution segment.

Product	Indication	Active Ingredient
Respiratory
Bramitob	Management of chronic pulmonary infection due to pseudomonas aeruginosa in patients six years and older with cystic fibrosis	Tobramycin
FOSTER	Regular treatment of asthma where use of a combination product (inhaled corticosteroid and long-acting beta2-agonist) is appropriate	Beclomethasone dipropionate, Formoterol fumarate
Immunoglobulins
IVIG 5%	Treatment of various immunodeficiency-related conditions	Gamma globulins (IgG) (human)
Varitect	Preventive treatment after exposure to the virus which causes chicken pox and zoster herpes	Varicella zoster immunoglobulin (human)
Hepatect CP	Prevent contraction of Hepatitis B by adults and children older than two years	Hepatitis B immunoglobulin (human)
Megalotect	Contains antibodies which neutralize cytomegalovirus viruses and prevent their spread in immunologically impaired patients	CMV immunoglobulin (human)
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

Our Product Pipeline and Development Program

We are in various stages of clinical development of new product candidates for our Proprietary Products segment. The following table sets forth our primary product pipeline in our Proprietary Products segment and each such product’s stage of clinical trials:

___________
(1)	“IV” represents intravenous administration of the product. “IH” represents inhaled administration of the product. “IM” represents intramuscular administration of the product.

(2)	Phase I and II are completed in Israel. Phase II/III is completed in Europe (Phase II began in first quarter of 2014 in the United States.)

(3)	Phase I and II are completed in Israel. Received approval of investigational new drug (“IND”) application in the United States.

(4)	Phase II/III clinical trials in Israel for newly diagnosed cases of Type-1 diabetes began in first quarter of 2014.

(5)	Phase II/III clinical trials are completed.

(6)	Orphan drug designation in the United States.

(7)	Orphan drug designation in the European Union.

Inhaled Formulations of AAT

We are in various stages of development of inhaled formulations of AAT administered through the use of a custom-designed nebulizer. The nebulizer was developed by PARI for several indications in the respiratory field, including the treatment of AATD, cystic fibrosis and bronchiectasis.

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

Inhaled AAT for AATD has been designated as an orphan drug for the treatment of AATD in the United States and Europe.

A Phase II/III pivotal trial under EMA guidance was completed in seven countries in Europe and in Canada in 2013. The trial, which was designed as a double blind placebo controlled and randomized trial, started in January 2010 and has been completed. A total of 168 patients were in the trial, with the last patient randomly selected in December 2012. Subjects in this trial were administered with a daily dose of Inhaled AAT for AATD or equivalent dose of placebo for 50 consecutive weeks. The primary endpoints for the trial were exacerbation events. Other endpoints, which were secondary and tertiary, included lung function, CT scan and quality of life. The trial was 80% powered based on the number of exacerbation events collected in the study, in order to detect a difference between the two groups one year later. A 20% difference between the two groups was required to prove efficacy and is considered to be clinically meaningful and would allow the decision to prescribe treatment. An open label extension of an additional 50 weeks on active drug was offered to study participants in most sites once they completed the initial 50 week period.  Treatment in the open label extension of the trial is complete and results are expected in 2015.

Results from our double blind part of the trial indicated that the primary endpoint was not met; although, a potentially encouraging signal was seen in lung function measurement. We reported in September 2014 the results of the study, stating that the primary endpoint of “time to the first moderate or severe exacerbation event” did not show a statistically significant difference between inhaled formulation of AAT and placebo in the Intent-to-Treat (ITT) population and that the study did not show statistically significant differences between inhaled formulation of AAT and placebo in the secondary exacerbation endpoints measured in the ITT population.

Despite not meeting the primary or secondary endpoints for the ITT population, lung function parameters, including Forced Expiratory Volume in One Second (FEV1) % of Slow Vital Capacity (SVC), FEV1 % predicted, FEV1 (liters) and Diffusing capacity (DLCO), which were collected to support safety endpoints, showed concordance of a potential treatment effect in the reduction of the inflammatory injury to the lung that is known to be associated with a reduced loss of respiratory function.

Our inhaled formulation of AAT therapy showed clinically relevant changes in various lung function measurements for the entire ITT population, a few of which were statistically significant. This suggests evidence of potential therapeutic activity resulting in a clinically relevant and meaningful effect. We are evaluating potential next regulatory steps concerning possible FDA authorization.

Based on such results we have held pre-submission meetings with the European rapporteur and co-rapporteur in December 2014 with regard to filing MAA with the EMA for our Inhaled AAT for AATD. The co-rapporteurs advised that they would consider the entire study data once submitted, including post hoc analysis and will not reject the application simply because the primary endpoint of the study was not met. They agreed that the application fulfills the requirements relating to unmet medical need and benefit to public health and that it may meet the scope of Conditional Approval (CA) if we convincingly prove the positive benefit-risk balance of the product, by the time of MAA filing. The co-rapporteurs have requested the addition of supplemental data analyses that may address the benefit-risk balance and support the already available safety and efficacy data.

We performed these post hoc analyses in accordance with guidance received following the meeting with the European rapporteur and co-rapporteur. Results of the post hoc analyses indicate that after one year of daily inhalation of our Inhaled AAT for AATD, clinically and statistically significant improvements were seen in spirometric measures of lung function, particularly in bronchial airflow measurements FEV1 (L), FEV1% predicted and FEV1/SVC. These favorable results were even more evident when analyzing the overall treatment effect throughout the full year.

For lung function, overall one year effect:

•	FEV1 (L) rose significantly in AAT treated patients and decreased in placebo treated patients (+15ml for AAT vs. -27ml for placebo, a 42 ml difference, p=0.0268)
•	There was a trend towards better FEV1% predicted (0.54% for AAT vs. -0.62% for placebo, a 1.16% difference, p=0.065)
•	FEV1/SVC% rose significantly in AAT treated patients and decreased in placebo treated patients (0.62% for AAT vs. -0.87% for placebo, a 1.49% difference, p=0.0074)

For lung function change at week 50 vs. baseline:

•	There was a trend towards reduced FEV1 (L)decline (-12ml for AAT vs. -62ml for placebo, a 50 ml difference, p=0.0956)
•	There was a trend towards a reduced decline in FEV1% predicted (-0.1323% for AAT vs. -1.6205% for placebo, a 1.4882% difference, p=0.1032)
•	FEV1/SVC% rose significantly in AAT treated patients and decreased in placebo treated patients (0.61% for AAT vs. -1.07% for placebo, a 1.68% difference, p=0.013)

Additional data collected throughout the trial for exacerbation symptom score and well-being score. The changes in symptoms of dyspnea and well-being are suggested as those that most influence the change in patients’ health, and quality of life status and determine the need for additional therapy. The results showed trends in favor of the AAT-treated group for both dyspnea and well-being but were not statistically significant. The improvement in dyspnea and well-being further correlates with the fact that patients inhaling AAT had better preserved airflow than patients inhaling placebo.

Safety data of Inhaled AAT for AATD in this Phase II/III trial remains supportive and consistent with previous Inhaled AAT for AATD studies conducted by us, and continues to demonstrate a high safety and tolerability profile.

We plan to file MAA to the EMA during the second half of 2015 for approval for our Inhaled AAT for AATD. If we receive marketing authorization, we hope to launch Inhaled AAT for AATD no later than 2017 in Europe.

During March 2014, we initiated Phase II trials in the United States. This trial may serve as a supplementary trial to the European Phase II/III trial and was designed to incorporate parameters required by the FDA. This is a Phase II, double-blind, placebo-controlled study to explore the ELF and plasma concentration as well as safety of Inhaled AAT in AATD subjects. The subjects receive one of two doses of Inhaled AAT or placebo. Following the 12 week double blind period, the subjects are offered to participate in an additional 12 weeks open label period during which they receive only Inhaled AAT therapy. We intend to complete the U.S. trial in 2015 and to report results in 2016. We intend to initiate discussions with the FDA in 2015 to identify the regulatory pathway for registration in the United States.

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

We conducted a Phase II lung deposition trial in three different subject populations: patients with cystic fibrosis, patients with emphysema and healthy subjects. The results of the Phase II trial indicated highly efficient deposition of AAT, including to periphery regions, lower lobes and mid and upper lobes. No safety issues were noted in this trial.

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

During the second half of 2012, we received FDA approval for IND Phase II trials for the inhaled formulation of AAT for the treatment of AATD and cystic fibrosis, which we are currently in the process of developing. A decision to start this trial has been postponed.

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

An extension for this Phase I/II trial was initiated in 2013 and 19 subjects were enrolled in the extension portion of the trials in either the treatment arm (n=10) or follow-up arm (n=9) and five subjects chose not to participate. The latest interim report from the extension study was presented following six additional AAT infusions for subjects in the AAT treatment arm. Interim data from an average of 26 months post T1D diagnosis show that mean peak C-peptide levels, a peptide which represents the endogenous insulin production and thereby the beta cell activity, were 0.40 pmol/ml and that 60% of these patients exhibited a level ≥ 0.2 pmol/ml, which is considered to be a clinically meaningful trough level, which negatively correlates with future serious diabetes complications. C- peptide data was not collected for the untreated patient group. In addition, patients receiving AAT continued to attain American Diabetes Association (“ADA”) and International Society for Pediatric and Adolescent Diabetes (“ISPAD”) treatment targets of 7.5% for HbA1C. This is considered the clinically desired level for glycemic control in pediatric diabetes patients who usually demonstrate a more severe or volatile form of T1D disease compared with adults. Treated patients demonstrated an average HbA1C of 7.5% in comparison to 7.9% for the untreated patients. The majority of treated patients (60%) had HbA1C levels lower or equal to 7.5% vs. 44% of the patients in the untreated group. Despite these important differences, these were not found to be statistically significant, as this study was not powered to show statistical significance. Median insulin intake for the treated patients group was lower than the untreated patient group, 0.6 IU/kg/d compared to 1.00 IU/kg/d, respectively (p = 0.025).

In March 2014, we began double-blind, randomized, placebo-controlled, multicenter Phase II/III trials evaluating the efficacy and safety of Glassia in the treatment of new onset Type-1 Diabetes. These studies are conducted at four pediatric Type-1 Diabetes medical centers in Israel. These studies will enroll 192 patients that will be randomized into two groups receiving AAT and one placebo group. Interim data are expected after approximately 90 patients complete one year of treatment, which is expected during 2016. We are currently planning to approach the FDA, the relevant European authorities and EMA and the IMOH to discuss next steps for the registration process in the United States, Europe and Israel, respectively.

AAT by Infusion for Treatment of Graft-Versus-Host Disease

In April 2014, we announced the initiation of a POC Phase I/II clinical study with our intravenous AAT product to treat Graft-Versus-Host Disease (GvHD) in cooperation with Baxter, to be conducted at the Fred Hutchinson Cancer Research Center in Seattle, Washington. We are evaluating whether our intravenous AAT product may decrease GvHD-related symptoms, including progressive tissue damage and thereby potentially increase the survival rates of this complication and possibly reduce or eliminate the need for "steroid" therapy. Results from this POC study in GvHD may also support global clinical development activities and may serve as a platform to apply for an expansion of the AAT indications with the regulatory authorities to include general organ transplantation, based on a similar mechanism of action.

The POC study will enroll 24 patients with steroid-resistant GvHD following allogeneic bone-marrow stem cell transplant who will receive six to ten doses of intravenously delivered AAT to determine safety, optimal dose and clinical response.  To date, 7 patients with hematologic malignancies were enrolled, 6 of which were enrolled in the first cohort.  Patients showing no clinically satisfactory responses to steroids were given AAT at 90 mg/kg IV on day 1, followed by 30 mg/kg (first cohort) every other day for a total of 8 doses (15 days). Preliminary results indicated that continuous administration of AAT as therapy for steroid resistant gut GvHD is feasible in the subject population. Healing of the bowel mucosa was evidenced by a decrease diarrhea, intestinal protein loss, including AAT, and in endoscopic evaluation. Additionally, following examination of pro-inflammatory cytokines, in the preliminary results AAT administration suppressed serum levels of pro-inflammatory cytokines and interfered with GvHD biomarkers.

Preliminary human and animal studies indicate that AAT may reduce the severity of GvHD, which is one of the key, life threatening complications of allogeneic stem cell transplantation. GvHD could result in significant damage to the recipients’ tissues including damage to the liver, gastrointestinal tract, skin and mucosal membranes.The immuno-modulatory effect of AAT may attenuate inflammation by lowering levels of pro-inflammatory mediators such as cytokines, chemokines and proteases that are associated with this severe disease. GvHD is a disease of unmet medical need and both the disease and current therapy options carry considerable side effects. Given the favorable safety profile of our intravenous AAT product, we will continue to support the clinical development of this potential indication and for possible regulatory submission.

GvHD is a common complication following an allogeneic tissue transplant. It is commonly associated with stem cell transplant, but the term also applies to other forms of tissue graft. Immune cells (white blood cells) in the tissue (the graft) recognize the recipient (the host) as "foreign". The transplanted immune cells then attack the host's body cells.

GvHD occurs in 30-70% of patients who undergo a medical procedure of allogeneic hematopoietic stem cell transplantation (HSCT), usually as a treatment to leukemia or other blood cancer or blood conditions. HSCT is a stem cell transplantation that is usually derived from an external (allogeneic) bone marrow donor. One of the most common and dangerous complications of HSCT is GvHD. GvHD is expressed in damage to the recipients’ tissues including damage to the liver, gastrointestinal system, skin and mucosal tissues, and is a major cause of death in these patients.

Intravenously administered glucocorticoids, such as prednisone, are the standard treatment in acute GvHD and chronic GvHD. The use of these glucocorticoids is designed to suppress the T-cell-mediated immune onslaught on the host tissues; however, in high doses, this immune-suppression raises the risk of infections and cancer relapse. In addition, more than 50% of patients do not respond well to steroids and consequently have very low survival rates.

Other Indications

In addition, we believe that a number of additional potential indications may exist for this product candidate, including chronic obstructive pulmonary disease, lung transplantation and general organ transplantations.

Strategic Partnerships

We currently have strategic partnerships with a number of different companies regarding the development and/or distribution of our products in both the Proprietary Products and Distribution segments. Certain of the strategic partnerships relating to our Proprietary Products segment are discussed below.

Baxter (Glassia)

On August 23, 2010, we entered into a strategic partnership with Baxter Healthcare Corporation, an affiliate of Baxter. The arrangement includes three main agreements: (1) a distribution agreement, pursuant to which Baxter is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand; (2) a licensing agreement, which grants Baxter licenses to use our knowledge and patents to produce, develop and sell Glassia and other products administered by transfusion; and (3) an agreement for Baxter to supply us with fraction IV, a plasma derivative, produced by Baxter, as discussed under “— Manufacturing and Supply — Raw Materials — Fraction IV for Glassia.” As between us and Baxter, we retain all rights, including distribution rights, to any inhaled formulation of AAT in development, including Inhaled AAT for AATD. On September 29, 2014, we signed a third amendment to the distribution agreement with Baxter to extend the period of minimum purchases by Baxter of Glassia until the end of 2017 and increase the minimum purchases under the distribution agreement. The minimum aggregate revenues expected under the agreements from 2010 to 2017 are expected to be at least $191 million (including $120.6 million of which we have already recognized as revenues through the end of 2014), excluding the royalty payments under the licensing agreement, which are expected to begin in 2018 at the earliest.

Sales to Baxter accounted for approximately 36%, 40% and 42% of our total revenues in the years ended December 31, 2014, 2013 and 2012, respectively.

Distribution Agreement

Pursuant to the distribution agreement, we received an upfront payment of $20 million related to distribution rights. Additionally, Baxter is obligated to purchase a minimum amount of Glassia per year until the end of 2017. Pursuant to Baxter’s minimum purchase obligations, from 2014 until the end of 2017, we are entitled to receive minimum payments of between $14.6 million and $18.8 million per year from Baxter. After 2017, Baxter has no obligation to purchase a minimum amount of Glassia; however, Baxter’s failure to purchase a specified minimum amount of Glassia over a period of 24 consecutive months beginning in 2017 until the expiration of the agreement provides us with the right to terminate the agreement. Baxter is also obligated to fund required Phase IV clinical trials related to Glassia up to a specified amount. If the costs of such clinical trials are in excess of this amount, we have agreed to fund a portion of the costs. We do not expect that the cost of the trials will exceed the specified amount.

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

Technology License Agreement

The technology license agreement provides an exclusive license to Baxter, with the right to sub-license to certain manufacturing parties, of our intellectual property and know-how regarding the manufacture and additional development of Glassia for use in Baxter’s production and sale of Glassia in the United States, Canada, Australia and New Zealand. Baxter agreed to pay us royalties at the rates specified in the agreement, which are in the low double digits during the first 15 years and decreasing to less than 10% for the remainder of the period, once it begins to sell Glassia of its own production, which we expect to begin in 2018 at the earliest. The technology license agreement sets forth a minimum amount of royalty payments of $5.0 million required to be made by Baxter per year beginning on the first year of commercial sales of Glassia produced by Baxter.

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

The technology license agreement expires in 2040. Either party may terminate the agreement, in whole or solely with respect to one or more countries covered by the distribution agreement, pursuant to customary termination provisions. Baxter also has the right to terminate the agreement, upon prior written notice, in the event that: (i) our manufacturing process technology for Glassia is determined to materially infringe upon a third party’s intellectual property rights, and we have not obtained a license to such third party’s intellectual property or provided an alternative non-infringing manufacturing process; (ii) there are certain decreases in Glassia sales in the United States unless such decreases are due to transfers to Inhaled AAT for AATD; or (iii) the regulatory approval process in the United States has been withdrawn or rejected as a result of our inaction or lack of diligent effort, provided such withdrawal or rejection was not primarily caused by the breach by Baxter of its obligations. We have the right to terminate the agreement, upon prior written notice: (i) if Baxter contests or infringes upon our intellectual property; (ii) if regulatory approval in one or more countries covered by the technology license agreement is withdrawn or rejected and not reversed, provided it was not primarily caused by the breach by us of our obligations; (iii) in the event that Glassia produced by Baxter, other than as a result of our manufacturing process technology, is determined to materially infringe upon a third party’s intellectual property rights, provided that the termination right is limited only to the country in which such judgment is binding; or (iv) if the first sale of Glassia produced by Baxter has not occurred by June 15, 2017 and Baxter has not used commercially reasonable efforts to sell by that date. Following any termination, other than expiration of the agreement, all licensed rights will revert to us. Upon expiration of the agreement, we are obligated to grant to Baxter a non-exclusive, perpetual, royalty free license.

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

Kedrion (KamRAB)

On July 18, 2011, we signed an agreement with Kedrion, an international pharmaceutical company engaged in the manufacture of life saving drugs based on human plasma which complement our products, and which are marketed in Europe, the United States and approximately 40 other countries worldwide. The agreement provides for exclusive cooperation on completing the clinical development, and marketing and distribution of our anti-rabies pharmaceutical, KamRAB, in the United States, if the product is approved.

Pursuant to the agreement, Kedrion will bear all the costs of the Phase II/III clinical trials in the United States of our product for rabies. Costs related to any Phase IV clinic trials, if required, and the FDA Prescription Drug User fee that is required for all FDA new drug approvals will be divided equally between us and Kedrion. It was also agreed that the hyper-immune plasma required to produce the product would be supplied by KedPlasma LLC, a subsidiary of Kedrion. In 2014 the trial was completed.

The agreement provides exclusive rights to Kedrion to market and sell KamRAB in the United States, subject to regulatory approval. We retain intellectual property rights to KamRAB. Beginning shortly after receipt of FDA approval for KamRAB, if obtained, Kedrion will be obligated to purchase a minimum amount of KamRAB per year during the term of the agreement.

The term of the agreement is for six years following the receipt of FDA approval, if obtained, subject to Kedrion’s option to extend the agreement by two years. In addition to customary termination provisions, either party can terminate the agreement for any reason prior to the commencement of clinical trials for FDA approval. Kedrion also has the right to terminate the agreement, upon prior written notice, (i) for any reason after receipt of FDA approval, if obtained, (ii) in the event that the FDA Biologics License Application is suspended or revoked and cannot be reinstated within a certain period of time, or (iii) a major regulatory change occurs that materially and adversely increases the clinical trial costs. We have the right to terminate the agreement in the event that (i) a major regulatory change occurs that materially and adversely increases the manufacturing costs of KamRAB, (ii) a major regulatory change occurs that poses considerable difficulties on submission of an application for FDA approval or (iii) clinical trials are not initiated within a certain time after either receipt by Kedrion of enough product or FDA approval to begin clinical trials.

Manufacturing and Supply

We have a production plant located in Beit Kama, Israel, which we believe is fully cGMP compliant. We operate the main production facility on schedules so that at any time the facility is assigned to produce one product only. The division of facility time among the various products is determined based on orders received, sales forecasts and development needs.  During 2014, we completed a new logistic facility in our plant in Beit Kama that will support our activities during the coming years.

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

Any changes in our production processes for our products must be approved by the FDA and/or similar authorities in other jurisdictions. In 2014, as part of our on-going effort to increase efficiency and profitability, we received approval from the FDA to make changes to the production processes for Glassia, which scale-up the output of our manufacturing facility, and began to produce Glassia using the improved processes.

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

Other than Baxter, in the years ended December 31, 2014, 2013 and 2012, there were two, one and no suppliers, respectively, who accounted for 10% or more of the total purchases of raw materials in our Proprietary Products Segment. We maintain relationships with several suppliers in order to ensure availability and reduce reliance on specific suppliers. We are dependent, however, on a number of suppliers who supply specialty ancillary products prepared for the production process, such as specific gels and filters. See “Item 3. Key Information — D. Risk Factors — We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements.”

In the years ended December 31, 2014, 2013 and 2012, we incurred $9.9 million, $14.5 million and $15.3 million of expenses for the purchase of raw materials, respectively.

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

We have relationships with suppliers in addition to Baxter, and we are currently in negotiations with an additional FDA and EMA - approved fraction IV suppliers to reduce our dependence on Baxter.

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

Research and Development

Our research and development activity in the Proprietary Products segment is focused on developing new orphan plasma-derived therapeutic products, registering new products, including conducting clinical trials, improving existing products and processes and engaging in development work at the request of regulatory authorities and strategic partners. We are continuing to pursue further growth by diversifying our product pipeline through the discovery and development of additional plasma-derived protein therapeutic products for high-value indications. We incurred approximately $16.0 million, $12.7 million and $11.8 million in research and development expenses in the years ended December 31, 2014, 2013 and 2012, respectively.

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

Customers

For the year ended December 31, 2014, sales to Baxter and Kupat Holim Clalit, an Israeli healthcare provider, accounted for 36% and 17%, respectively, of our total revenues. For the year ended December 31, 2013, sales to Baxter and Kupat Holim Clalit accounted for 40% and 12%, respectively, of our total revenues. For the year ended December 31, 2012, sales to Baxter and Kupat Holim Clalit accounted for 42% and 21%, respectively, of our total revenues. No other sole customer accounted for greater than 10% of our total revenues in the years ended December 31, 2014, 2013 and 2012.

Baxter is our major customer in the Proprietary Products segment. Our other customers in the Proprietary Products segment are our distributors in Brazil, Argentina, Russia, Thailand and India, as well as healthcare providers and medical centers in Israel. In other geographies, most of the sales of our products are conducted through local distributors. These arrangements are further described above under “— Marketing and Distribution.”

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

Proprietary Products Segment

We believe that there are two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd., Baxter, Cangene Corporation (acquired by Emergent BioSolutions) and Grifols S.A., which acquired a previous competitor, Talecris Biotherapeutics, Inc., in 2011. While these competitors other than Cangene also produce AAT products in Europe and the United States, we have not seen significant changes in their activities. Additionally, our strategic alliance with Baxter has strengthened our competitive positioning in the market.

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

Glassia.  We believe that Glassia has two main competitors: Grifols and CSL. We estimate that Grifols’ AAT by infusion product for the treatment of AATD, Prolastin, accounts for more than 70% of sales worldwide, and is the only such product that is approved for sale in both Europe and the United States. CSL’s product, Zemaira, is mainly sold in the United States. Apart from its sales of the past Talecris product, Grifols is also a local producer of a separate AAT product, Trypsone, which is marketed in Spain and in some Latin American countries, including Brazil. While Baxter is our strategic partner for sales of Glassia, it also markets its own product, Aralast, which competes with Glassia. In addition, we are aware of a smaller local producer of AAT in the French market, Laboratoire Français du Fractionnement et des Biotechnologies, S.A. We do not believe any new suppliers are expected to enter the United States market for AAT by infusion in the near future. As part of the approval of our competitors’ intravenous AAT products for the treatment of AATD, they (like us) were required by the FDA to conduct Phase IV clinical trials aimed to collect efficacy data. CSL has released results from its Phase IV trial. While the results appear to be positive and indicate that AAT may stop progression of disease as expressed in lung tissue breakdown, it is our understanding that not all FDA required endpoints were met. To the best of our knowledge, to date, our other competitors have not completed their trials or their results have not been published.

KamRAB.  We believe that there are two main competitors for this anti-rabies product worldwide: Grifols, whose product we estimate comprises approximately 90% of the anti-rabies market in the United States, and CSL, which sells its anti-rabies product in Europe and elsewhere. Sanofi Pasteur, the vaccines division of Sanofi S.A., has a product registered for the United States market, but the product is primarily sold in Europe and not currently sold in significant quantities in the United States. There are a number of local producers in other countries that make similar anti-rabies products. Most of these products are based on horse serum, which we believe results in inferior products, as compared to products made from human plasma.

KamRho(D).  While Kedrion is one of our strategic partners for KamRAB, it is also one of our main competitors for this product following its acquisition of the Anti-Rh product line of Ortho-Clinical Diagnostics, Inc., which was formerly our main competitor for this product. We estimate that Kedrion’s product accounts for approximately 50% of sales in the United States. Kedrion also markets a competing product in Italy and has begun to expand into other markets. We believe there are three additional suppliers of competitive products in this market: Cangene, Grifols and CSL. There are also local producers in other countries that make similar products mostly intended for local markets.

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

As part of the Patient Protection and Affordable Care Act (“ACA”), Public Law No. 111-148, under the subtitle of Biologics Price Competition and Innovation Act of 2009 (“BPCI”), a statutory pathway has been created for licensure, or approval, of biological products that are biosimilar to, and possibly interchangeable with, earlier biological products approved by the FDA for sale in the United States. Also under the BPCI, innovator manufacturers of original reference biological products are granted 12 years of exclusive use before biosimilars can be approved for marketing in the United States. There have been proposals to shorten this period from 12 years to seven years. The objectives of the BPCI are conceptually similar to those of the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the “Hatch-Waxman Act,” which established abbreviated pathways for the approval of drug products. The implementation of an abbreviated approval pathway for biological products is under the direction of the FDA and is currently being developed. In February 2012, the FDA published draft guidance documents on biosimilar product development. Since then, biosimilar product registration in the U.S. has been materialized by few other guidelines and acts, such as the draft guidance for formal meetings related to biosimilar product development (March 2013 - "Formal Meetings Between the FDA and Biosimilar Biological Product Sponsors or Applicants") and the Biosimilar User Fee Act (BsUFA). A biosimilar is defined in the statute as a biological product that is highly similar to an already approved biological product, notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biosimilar and the approved biological product in terms of the safety, purity, and potency. Under this proposed approval pathway, biological products can be approved based on demonstrating they are biosimilar to, or interchangeable with, a biological product that is already approved by the FDA, which is called a reference product. If we obtain approval of a BLA, the approval of a biologic product biosimilar to one of our products could have a significant impact on our business. The biosimilar product may be significantly less costly to bring to market and may be priced significantly lower than our products.

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

We received an orphan drug designation in the United States and Europe for multiple indications. Inhaled AAT for AATD has received an orphan drug designation in the United States and Europe. The inhaled formulation of AAT for the treatment of cystic fibrosis has received an orphan drug designation in the United States and Europe. The inhaled formulation of AAT for the treatment of bronchiectasis has received an orphan drug designation in the United States. The additional indication for Glassia for the treatment of newly diagnosed cases of Type-1 Diabetes has received an orphan drug designation in the United States. In addition, the indication for AAT for the treatment of Graft versus Host Disease has received an orphan drug designation in the United States and Europe.

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

The manufacturing of our product candidates is required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. Our product candidates are either manufactured at our production plant in Beit Kama, Israel, or, for products where we have entered into a strategic partnership with a third party to cooperate on the development of a product candidate, at a third-party manufacturing facility. These regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved NDA, as well as lead to potential market disruptions. These restrictions may include suspension of a product until the FDA is assured that quality standards can be met, continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval, including possible user fees.

The FDA also may require a Black Box Warning (e.g., a specific warning in the label to address a specific risk), which has marketing restrictions, and post-marketing testing, or Phase IV testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of the product.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation and enforcement by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, state attorney generals and state and local governments. To the extent applicable, we must comply with the fraud and abuse provisions of the Social Security Act, the federal False Claims Act, the privacy and security provisions of the Health Insurance Portability and Accountability Act, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended, as well as the “Anti-Kickback Law” provisions of the Social Security Act. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act (“VHCA”), drug companies are required to offer certain pharmaceutical products at a reduced price to a number of federal agencies, including the United States Department of Veterans Affairs and United States Department of Defense, the Public Health Service and certain private Public Health Service-designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Recent legislative changes purport to require that discounted prices be offered for certain United States Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

In order to distribute products commercially, we must comply with state laws and regulations that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. Additionally, the federal “Sunshine” law and implementing regulations promulgated pursuant to Section 6002 of the ACA requires the tracking and reporting of certain transfers of value made to U.S. physicians and/or certain teaching hospitals as well as ownership by a physician or a physician’s family member in a pharmaceutical manufacturer.  Finally, all of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

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

The decentralized procedure provides possibility for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

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

The ACA and the related regulations, guidance and court decisions have had, and will continue to have, a significant impact on the pharmaceutical industry.  In addition to the general reforms briefly described above, provisions of the ACA directly address drugs.  For example, the ACA:

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

Patents

As of December 31, 2014, we owned for use within our field of business five families of patents which are registered or applied for in the United States, and in certain cases, also in the European Union, Israel and/or other countries. At present, our two patents protecting our manufacturing process are considered to be material to the operation of our business as a whole. One such material patent is issued in the United States and expires in 2018. The other material patent has been issued in a variety of jurisdictions, including Australia, Austria, Belgium, Canada, Denmark, Estonia, Israel, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Slovenia, Sweden, Switzerland, Turkey, the United Kingdom and the United States, and expires in 2024. We are currently focusing mainly on seeking patent protection in Israel, the United States and Europe.

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

In addition, we lease from a third party approximately 1,398 square meters of a building located in the Kiryat Weizmann Science Park in Ness Ziona, Israel, under a lease agreement that terminates on March 31, 2017. The premises house our head office and research and development laboratory.

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

Organizational Structure

Our significant subsidiaries are set forth below. All subsidiaries are 100 percent owned or controlled by us. All companies are incorporated and registered in the country in which they operate as listed below:

Legal Name	Jurisdiction
Kamada Biopharma Limited	England and Wales
Kamada Inc.	Delaware
Bio-Kam Ltd.	Israel
Kamada Assets Ltd.	Israel

Legal Proceedings

In January 2012, we were issued a tax payment order from the Israeli tax authorities for the 2004 to 2006 tax years in the amount of NIS 17 million (or approximately $4.4 million) (including accumulated interest and linkage differentials). We have appealed this assessment in court. In the opinion of our management, after consultation with our legal advisors, an additional provision was not needed beyond that included in our financial statements.

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

The audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

Overview

We are an orphan drug focused, plasma-derived protein therapeutics company with an existing marketed product portfolio and a robust late-stage product pipeline. We develop and produce specialty plasma-derived protein therapeutics and currently market these products through strategic partners in the United States and directly, through local distributors, in several emerging markets. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce AAT in a high purity, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties. Our flagship product, Glassia, is the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. We market Glassia through a strategic partnership with Baxter International Inc. in the United States. Additionally, we have a product line consisting of ten other injectable pharmaceutical products which are marketed, in addition to Glassia, in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia. We currently have six plasma-derived protein products in our development pipeline, including Inhaled AAT for AATD, for which we completed a pivotal Phase II/III clinical trial in Europe and are expecting to file the MAA with the EMA in 2015. See “Item 4. Information on the Company—Our Product Pipeline and Development Program—Inhaled Formulations of AAT—AATD.” We are also conducting a Phase II clinical trial with our Inhaled AAT for AATD in the United States. In addition we have completed a pivotal Phase II/III US clinical trial for anti-rabies immunoglobulin as a post-exposure prophylaxis. In addition to our propriety products we leverage our expertise and presence in the plasma-derived protein therapeutics market by distributing 13 complementary products in Israel that are manufactured by third parties.

Our Segments

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture plasma-derived therapeutics and market them in more than 15 countries, and the Distribution segment, in which we distribute drugs for critical use in Israel, which are manufactured by third-parties, most of which are produced from plasma or its derivative products.

Segment performance is evaluated based on revenues and gross profit (loss). Items that are not allocated to our segments consist mainly of research and development costs, sales and marketing expenses, general and administrative costs and financial expenses, net, each of which are managed on a group basis. For the year ended December 31, 2014, we derived $44.4 million of revenues from our Proprietary Products segment, or 62% of total revenues, and $26.7 million of revenues from our Distribution segment, or 38% of total revenues. For the year ended December 31, 2013, we derived $50.7 million of revenues from our Proprietary Products segment, or 72% of total revenues, and $20.0 million of revenues from our Distribution segment, or 28% of total revenues. For the year ended December 31, 2012, we derived $46.4 million of revenues from our Proprietary Products segment, or 64% of total revenues, and $26.2 million of revenues from our Distribution segment, or 36% of total revenues.

Factors Affecting Our Results of Operations

Growing Demand

Over the past few years, we have seen an increase in demand for products in our Proprietary Products segment. In particular, in 2014, the number of patients treated by Glassia increased by 25%, and we expect this number to double in the next four to five years. We expect that our revenues from the Proprietary Products segment will grow by approximately 75%, allowing us to achieve our midterm revenue goal of $100 million by 2017 through increased sales of our existing products in the Proprietary Products segment, mainly driven from sales of Glassia world-wide.  The market for Glassia has grown by 10% to 12% annually, and we expect that market to continue to increase due to new patient identification. Technological improvements and increased awareness permit innovations in the diagnosis of the illnesses and symptoms. In addition, demand in certain emerging markets such as Russia, Brazil and India for plasma-derived products have grown and are expected to continue to grow. This demand is driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products in some of these markets. More informed patients are demanding the use of drugs based on human antibodies obtained from human plasma rather than antibodies obtained from animal blood, which generally have a lower standard of quality and safety.

Additionally, in the United States and Europe, we believe that AATD is currently significantly under-identified and under-treated, as we estimate that only approximately 5% and 2% of all potential cases of AATD are treated in the United States and Europe, respectively, with an aggregate of up to an estimated 200,000 patients suffering from AATD, of which less than 10% have been diagnosed. We expect that our market opportunity for our AAT products, including Glassia and Inhaled AAT for AATD (if approved), will continue to grow as awareness of AATD expands due to factors such as marketing activities, inexpensive and effective diagnosis tools, and improved training. In addition, various awareness and patient identification programs initiated by companies producing AATD treatments are expected to increase demand for Glassia and, once approved, Inhaled AAT for AATD. In addition, our product pipeline is focused on products for indications that will address markets in which we believe have a significant market opportunity, such as indications for the treatment of newly diagnosed Type-1 diabetes and GvHD.

Strategic Partnerships

In July 2010, we received FDA approval for the marketing of Glassia in the United States. Following this approval, we entered into a strategic arrangement with Baxter for the marketing and distribution of Glassia in the United States, Canada, Australia and New Zealand and for the licensing of our technology, granting Baxter rights to manufacture Glassia for sales in these territories. We began recognizing revenues from sales of Glassia in the United States under this strategic arrangement with Baxter in September 2010. From the inception of the strategic arrangement through December 31, 2014, we have received $34.5 million from Baxter for distribution rights, a portion of which has been accrued as deferred revenue, and for achieving milestones set forth in the distribution and licensing agreements. We have recognized cumulative revenues until December 31, 2014 from Baxter in the amount of $120.6 million. We currently generate revenues from sales of Glassia to Baxter, and incur cost of revenues to produce it. Baxter has the right to begin producing Glassia itself, which is expected to occur in 2018 at the earliest, and pay us royalties. As Baxter transitions to producing Glassia in its own facilities, our capacity will become available to produce inhaled formulations of AAT, AAT products for sale in other geographies and indications, or other plasma-derived products. We would generate higher margins from royalties from Baxter under this arrangement, as we would not incur cost of revenues, but we may receive lower revenues. We expect to replace those lower revenues by producing and selling other products, including inhaled formulations of AAT, if approved, in Europe, Glassia worldwide and, if approved, anti-rabies product in the United States.

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

In addition, in July 2011, we signed a strategic agreement with Kedrion to cooperate in the clinical development and exclusive marketing and sales in the United States of KamRAB, our vaccine against rabies in humans. Kedrion markets its products in Europe, the United States and in approximately 40 other countries worldwide. We have not yet started to generate revenues under this agreement as Kedrion has just completed the Phase III clinical trials in the United States.

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

Product development costs may fluctuate from period to period, as our product candidates pass through various stages of development. For example, for the years ended December 31, 2014, 2013 and 2012, we incurred significant research and development expenses related to two ongoing clinical trials related to Inhaled AAT for AATD in Europe and the use of AAT for the treatment of newly diagnosed Type-1 diabetes. We expect to continue to incur research and development expenses related to clinical trials, as well as other ongoing, planned or future clinical trials with regards to our product pipeline. See “Item 4. Information on the Company — Our Product Pipeline and Development Program.

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

In our Distribution segment, in recent periods, we benefitted from the temporary suspension in sales in Israel of two of our competitors’ IVIG products. These competing IVIG products returned to the market at the end of 2012. As a result, we experienced increased competition for our Distribution segment products in 2014 and 2013 such competition may further increase in the future.

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

Key Components of Our Results of Operations

Revenues

In our Proprietary Products segment, we generate revenues from the sale of products and the licensing of our technology to strategic partners. Historically, we have derived most of our revenues from the sale of products and to a lesser extent from payments by the Israeli government related to our snake bite antiserum product. In the years ended December 31, 2014, 2013 and 2012, we derived a significant portion of our total revenues from sales of Glassia to Baxter. Sales to Baxter accounted for approximately 36%, 40% and 42% of our total revenues in the years ended December 31, 2014, 2013 and 2012, respectively. Revenue from all sales of Glassia comprised approximately 43%, 49% and 47% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. We expect sales of Glassia to Baxter will be stable in the next year or two and grow after that, until Baxter begins production of Glassia, at which time our sales to Baxter will be reduced as they are replaced by royalties from Baxter.

In our Distribution segment, we generate revenues from the sale in Israel of products produced by third parties, which, in the year ended December 31, 2012 increased significantly due to a temporary reduction in sales of our competitors’ IVIG products in the Israeli market. One of our competitors resumed marketing and selling its IVIG products in Israel in 2013, as expected. In 2014, sales of IVIG increased again due to marketing efforts and increased demand in the market. Sales of IVIG accounted for approximately 26%, 18% and 26% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

In the future, as we further commercialize our products, we expect to derive a greater percentage of our revenues from our Proprietary Products segment, mainly as a result of continued growth in sales of our existing products, the launch of new AAT products currently in different development phases and the launch of our anti-rabies specific immunoglobulin in the United States.

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

        In addition to the successful strategic partnership with Baxter and successful penetration of the U.S. market, we have focused during the years ended December 31, 2014, 2013 and 2012 on increasing our production outputs and improving profitability. In addition, implementing significant technology improvements and streamlining our manufacturing process resulted in significantly increased manufacturing capacity at our facility. The strategic partnership with Baxter enabled us to achieve economies of scale and lower our per-unit costs, and we believe that the increase in production capacity will lead to a further increase in profitability. We have been implementing production improvements for Glassia that we expect will lead to improved margins and higher productivity in anticipation of additional applications for AAT. Any changes in our Glassia production processes must be approved by the FDA. In 2012, we submitted a supplement to the FDA with respect to Glassia production improvements. In March 2013, we received a request from the FDA to submit additional data and explanations prior to its approval of our new production processes, and we received FDA approval in July 2014. During the second quarter of 2014, inventory in the amount of $3.0 million, produced using the improved manufacturing process, was written off due to a short shelf life of the inventory and our reevaluation of the fair value of such inventory.

Gross profit is the difference between total revenues and the cost of revenues. Gross profit is mainly affected by volume of sales and launching new products, cost of raw materials and plant maintenance and overhead. We have seen an increase in gross profitability in recent years as a result of the increase in our sales and the corresponding reduction in per unit costs attributable to greater production output. Such increase halted in 2014 when our gross profitability decreased, primarily due to $4.5 million lower revenues from a milestone achieved in 2013, $1.8 million lower revenues from upfront payments related to collaborative agreements, a onetime $3.0 million inventory write-off in the second quarter of 2014, a $1.0 million increase of cost of vials sold due to excess capacity and a $1.1 million increase in costs due to a one-time sales incentive.

Our gross margins are generally higher in our Proprietary Products segment (27%, 46.5% and 42.1% for the years ended December 31, 2014, 2013 and 2012, respectively), reflecting higher margins on our proprietary products than in our Distribution segment (12.2%, 14.3% and 12.0%  for the years ended December 31, 2014, 2013 and 2012). In 2014, the gross margin in the Proprietary Products segment was lower than expected as a result of the $3.0 million inventory write-off in the second quarter of 2014, as mentioned above, lower revenues from milestones achieved and from upfront payments, and increase in cost of vials sold and one-time sales incentive and the milestone payment in the second quarter of 2013.  We expect that our overall gross margins will increase to the extent that our sales from Proprietary Products segment increase as a percentage of our total sales, and we expect our gross margins in the Proprietary Products segment to increase further to the extent that our sales of Glassia (or other AAT products) increase as these products have higher gross margins than our immunoglobulin proprietary products.

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

We expect our research and development expenses to increase annually over the next couple of years to reflect our plan to fund certain additional clinical trials for AAT for certain indications. However, actual spending could differ as our plans change and we invest in other drugs or potentially reduce our anticipated funding on research for existing products or partner with other parties to fund development.

Selling and Marketing Expenses

Selling and marketing expenses principally consist of expenditures incurred for advertising, marketing or promotional activities, shipping and handling costs, product liability insurance and business development activities, as well as marketing authorization fees to regulatory agencies. Due to our strategic partnerships in our Proprietary Products segment, we expect these costs to remain at a similar level other than ongoing effort to increase sales of existing products.  However, we may incur higher expenses in the future, as we have not entered into strategic partnerships for all of our pipeline products, which we may decide to sell using our own direct sales force. We market our products in our Distribution segment to health maintenance organizations and hospitals in Israel and recently also began to market products directly to patients.

General and Administrative Expenses

General and administrative expenses consist of compensation for employees in executive and administrative functions (including payroll, bonus, equity compensation and other benefits), office expenses, professional consulting services, legal and audit fees as well as team development. We expect general and administrative expenses to remain stable.

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

Taxes on Income

We have not been required to pay income taxes since 1997 other than tax withheld in a foreign jurisdiction in 2012, which were not incurred in 2013 and 2014.

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

As of December 31, 2014, we have net operating loss carryfowards of approximately $82.0 million. The net operating loss carryforwards have no expiration date. Following the full utilization of our net operating loss carryforwards, we expect that our effective income tax rate in Israel will reflect the benefits discussed above.

Results of Operations

The following table sets forth certain statement of operations data:

	Year Ended December 31,
	2014	2013	2012
	(in thousands, except per share data)
Revenues from Proprietary Products	$44,389	$50,658	$46,445
Revenues from Distribution	26,676	19,965	26,230
Total revenues	71,065	70,623	72,675
Cost of revenues from Proprietary Products	32,617	27,104	26,911
Cost of revenues from Distribution	23,406	17,112	23,071
Total cost of revenues	56,023	44,216	49,982
Gross profit	15,042	26,407	22,693
Research and development expenses	16,030	12,745	11,821
Selling and marketing expenses	2,898	2,100	1,853
General and administrative expenses	7,593	7,862	4,781
Operating income (loss)	(11,479)	3,700	4,238
Financial income	1,611	289	578
Income (expense) in respect of currency exchange and translation differences and derivatives instruments	—	(369)	(100)
Income (expense) in respect of revaluation of warrants to fair value	—	—	(576)
Financial expense	(3,293)	(3,153)	(3,357)
Income (loss) before taxes on income	(13,161)	467	783
Taxes on income	52	24	523
Net income (loss)	$(13,213)	$443	$260

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Segment Results

	Year Ended December 31,		Change 2014 vs. 2013
	2014	2013	Amount	Percent
	(in thousands)
Revenues:
Proprietary Products	$44,389	$50,658	$(6,269)	(12.4)%
Distribution	26,676	19,965	6,711	33.6%
Total	$71,065	$70,623	$442	0.6%
Cost of Revenues:
Proprietary Products	$32,617	$27,104	$5,513	20.3%
Distribution	23,406	17,112	6,294	36.8%
Total	$56,023	$44,216	$11,807	26.7%
Gross Profit:
Proprietary Products	$11,772	$23,554	$(11,782)	(50.0)%
Distribution	3,270	2,853	417	14.6%
Total	$15,042	$26,407	$(11,365)	(43.0)%

Revenues

In the year ended December 31, 2014, we generated $71.1 million of total revenues, compared to $70.6 million in the year ended December 31, 2013, an increase of $0.4 million, or approximately 0.6%.  This increase was primarily due to a $6.7 million increase in our Distribution segment revenues, mainly attributable to increased demand and marketing efforts offset by decrease of $6.3 million in our Proprietary Products segment mainly due to a $4.5 million milestone payment in the second quarter of 2013, a $1.8 million decrease in revenues recognized from our collaborative agreements and $1.1 million one-time sale incentive.

Cost of Revenues

In the year ended December 31, 2014, we incurred $56.0 million of cost of revenues, compared to $44.2 million in the year ended December 31, 2013, an increase of $11.8 million, or approximately 27%. The cost of revenues in our Proprietary Products segment increased by $5.5 million, which was primarily due to a $3.0 million inventory write-off in the second quarter of 2014, increase of cost of vials sold due to excess capacity and higher stock-based compensation of $0.7 million. The cost of revenues in our Distribution segment increased by $6 million, which was primarily due to an increase in volume of sales.

Gross profit in our Proprietary Products segment decreased by $11.8 million, primarily due to a $4.5 million milestone payment we received from Baxter for the achievement of a development-based milestone related to the transfer of technology to Baxter in 2013, a $3.0 million inventory write-off in the second quarter of 2014 and increase of cost of vials sold due to excess capacity and one time sales incentive. Gross profit in our Distribution segment increased by $0.4 million, which was primarily due to an increase in sales volume.  As a percentage of total revenues, gross margin was 21.2% and 37.4% for the years ended December 31, 2014 and 2013, respectively. Gross margin for the Proprietary Products segment, as a percentage of revenues from that segment, was 26.5% and 46.5% for the years ended December 31, 2014 and 2013, respectively. Gross margin for the Distribution segment, as a percentage of revenues from that segment, was 12.3% and 14.3% for the years ended December 31, 2014 and 2013, respectively. The decrease in gross profit margin was primarily driven by the decrease in the Proprietary Products segment revenues and an increase in Proprietary Products segment costs.

Research and Development Expenses

In the year ended December 31, 2014, we incurred $16.0 million of research and development expenses, compared to $12.7 million in the year ended December 31, 2013, an increase of $3.3 million, or approximately 26%. This increase was primarily due to a $ 1.7 million increase in facility cost allocated to research and development, a $0.8 million increase in wages and $ 0.5 million increase in consultant expenses. Research and development expenses accounted for approximately 22.3% and 18.1% of total revenues for the years ended December 31, 2014 and 2013, respectively.

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	(in thousands)
Inhaled AAT	$6,326	$7,619
AAT for newly diagnosed Type-1 Diabetes	1,959	238
Unallocated salary	4,514	3,847
Unallocated facility cost allocated to research and development	2,409	223
Unallocated other expenses	822	818
Total research and development expenses	$16,030	$12,745

Research and development expenses for Inhaled AAT for AATD decreased by $1.3 million due to the completion of the clinical trial. Research and development expenses for Type-1 Diabetes increased by $1.7 million due to the launch of the Phase II/III clinical trial in the first quarter of 2014. Unallocated expenses are expenses that are not managed by projects and are allocated between various tasks that are not always related to a major project. In the years ended December 31, 2014 and 2013, we incurred $4.5 million and $3.8 million, respectively, of unallocated salary expenses, an increase of $0.7 million due to increased wages, $2.4 million and $0.2 million, respectively, of facility costs allocated to improvements in processes and $0.8 million, of unallocated other expenses in both years.

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

Selling and Marketing Expenses

In the year ended December 31, 2014, we incurred $2.9 million of selling and marketing expenses, compared to $2.1 million in the year ended December 31, 2013, an increase of $0.8 million, or approximately 38%. This increase was primarily due to a $0.5 million increase in wages and $0.3 million increase in marketing and consulting expenses. Selling and marketing expenses accounted for approximately 4.0% and 3.0% of total revenues for the years ended December 31, 2014 and 2013, respectively.

General and Administrative Expenses

In the year ended December 31, 2014, we incurred $7.6 million of general and administrative expenses, compared to $7.9 million in the year ended December 31, 2013, a decrease of $0.3 million, or approximately -3.0%. This decrease was primarily due to a write-off of receivables from India for doubtful debt in 2013.  General and administrative expenses accounted for approximately 10.7% and 11.1% of total revenues for the years ended December 31, 2014 and 2013, respectively.

Financial Income

In the year ended December 31, 2014, we generated $1.6 million of financial income, compared to $0.3 million in the year ended December 31, 2013, an increase of $1.3 million, or approximately 333%. This increase was primarily due to an increase of short-term investments.

Expense in respect of exchange and translation differences and derivatives instruments

In the year ended December 31, 2014, we incurred $0.2 million of expenses in respect of currency exchange differences on balances in other currencies versus the U.S. dollar compared to $0.4 million of income in respect of translation and currency exchange differences and derivatives in the year ended December 31, 2013.

Financial Expenses

In the year ended December 31, 2014, we incurred $3.1 million of financial expenses, compared to $3.2 million in the year ended December 31, 2013, a decrease of $0.1 million, or approximately 2%.

Taxes on Income

In the year ended December 31, 2014, we incurred $52,000 of taxes on income from deferred tax assets, compared to $24,000 incurred in the year ended December 31, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Segment Results

	Year Ended December 31,		Change 2013 vs. 2012
	2013	2012	Amount	Percent
	(in thousands)
Revenues:
Proprietary Products	$50,658	$46,445	$4,213	9.1%
Distribution	19,965	26,230	(6,265)	(23.9)%
Total	$70,623	$72,675	$(2,052)	(2.8)%
Cost of Revenues:
Proprietary Products	$27,104	$26,911	$193	0.72%
Distribution	17,112	23,071	(5,959)	(25.8)%
Total	$44,216	$49,982	$(5,766)	(11.5)%
Gross Profit:
Proprietary Products	$23,554	$19,534	$4,020	20.6%
Distribution	2,853	3,159	(306)	(9.7)%
Total	$26,407	$22,693	$3,714	16.4%

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

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012
	(in thousands)
Inhaled AAT	$7,619	$6,239
AAT for newly diagnosed Type-1 Diabetes	238	209
Unallocated salary	3,847	3,493
Unallocated facility cost allocated to research and development	223	1,066
Unallocated other expenses	818	814
Total research and development expenses	$12,745	$11,821

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

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statements of operations data for the four quarters of fiscal years 2014 and 2013. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this Annual Report and, in the opinion of management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
	(in thousands)
Revenues from Proprietary Products	$19,104	9,143	$8,721	$7,421	$18,635	$12,066	$11,897	$8,060
Revenues from Distribution	5,827	8,007	7,076	5,766	5,797	5,414	4,218	4,536
Total revenues	24,931	17,150	15,797	13,187	24,432	17,480	16,115	12,596
Cost of revenues from Proprietary Products5	12,172	5,739	9,703	5,003	10,587	6,834	5,121	4,562
Cost of revenues from Distribution	5,288	7,036	6,160	4,922	4,979	4,721	3,573	3,839
Total cost of revenues	17,460	12,775	15,863	9,925	15,566	11,555	8,694	8,401
Gross profit	7,471	4,375	(66)	3,262	8,866	5,925	7,421	4,195
Research and development expenses	3,417	4,180	5,068	3,365	3,578	2,833	2,604	3,730
Selling and marketing expenses	857	675	719	647	546	591	450	513
General and administrative expenses	1,582	2,017	2,037	1,957	2,344	1,543	2,719	1,256
Operating income (loss)	1,615	(2,497)	(7,890)	(2,707)	2,398	958	1,648	(1,304)
Financial income	570	439	179	243	44	80	79	86
Income (expense) in respect of translation differences and derivatives	(291)	(44)	97	39	(203)	(96)	(132)	62
Financial expense	(744)	(759)	(737)	(674)	(679)	(926)	(693)	(855)
Income (loss) before taxes on income	1,150	(2,861)	(8,351)	(3,099)	1,560	16	902	(2,011)
Taxes on income	(18)	36	11	23	9	(21)	12	24
Net income (loss)	$1,168	$(2,897)	$(8,362)	$(3,122)	$1,551	$37	$890	$(2,035)

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations, payments received in connection with strategic partnerships and the issuance of convertible debentures, warrants to purchase our ordinary shares and other equity securities. The balance of cash and cash equivalents, restricted cash and short-term investments as of December 31, 2014, 2013 and 2012 totaled $51.9 million, $74.1 million and $33.0 million, respectively.

We have certain strategic partnership and distribution agreements under which we receive payments for the achievement of certain milestones. As of December 31, 2014, we received an aggregate of $40.5 million in payments under these agreements, and there are $64.5 million in payments under these agreements that we could potentially receive if we achieve the milestones set forth in such agreements. See “Item 4. Information on the Company— Strategic Partnerships — Chiesi (Inhaled AAT for AATD product)” and “Item 4. Information on the Company— Strategic Partnerships — Baxter (Glassia).”

On October 15, 2009, we issued NIS 100 million (or approximately $25.7 million based on the exchange rate reported by the Bank of Israel on December 31, 2014) in aggregate principal amount of convertible debentures on the TASE. The convertible debentures mature on December 1, 2015, with three annual payments starting on December 1, 2013, with 20% of principal due on December 1, 2013 and 40% on each of December 1, 2014 and 2015. The interest rate on the convertible debentures is variable, and is indexed to the rate borne by the Israeli Government Bonds — Series 817, plus a margin of 6.10%. As of December 31, 2014, the interest rate on the convertible debentures was 6.40%. The interest rate on the Series 817 bonds resets every quarter. The convertible debentures convert into our ordinary shares at a rate of NIS 37.12 par value of debentures per ordinary share, subject to customary anti-dilution adjustments. Holders of the convertible debentures have the right to convert to our ordinary shares on each business day until November 15, 2015, except for between November 16 and December 1 of each of 2013 and 2014. During 2014 and 2013, debentures in the aggregate principal amount of approximately $ 7,000 and $6.5 million, respectively, were converted to ordinary shares. During the fourth quarter of 2014, we repaid NIS 30.2 million (approximately $7.7 million) according to the terms above. The balance of our convertible debt as of December 31, 2014 is NIS 30.2 million aggregate principal amount (approximately $7.8 million).

Our capital expenditures for the years ended December 31, 2014, 2013 and 2012 were $3.1 million, $5.6 million and $4.6 million, respectively. Our capital expenditures currently relate primarily to the maintenance and improvements of our facilities. We expect our capital expenditures to be stable in the near term.

We believe our current cash and cash equivalents and short-term investments will be sufficient to satisfy our liquidity requirements for the next 12 months.

Cash Flows from Operating Activities

Net cash used in operating activities was $9.9 million for the year ended December 31, 2014. This net cash used in operating activities reflects a net loss of $13.2 million and non-cash expenses of $8.2 million offset by an increase in inventories of $3.5 million and a decrease in deferred revenues of $4.0 million reflecting revenues that were collected in advance of 2014.

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

Cash Flows from Investing Activities

Net cash used in investing activities was $26.8 million for the year ended December 31, 2014. This net use of cash reflects investment in property, plant and equipment of $3.1 million (including capital investment in the new logistic facility) and $23.7 million net cash invested in short term investments.

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

Cash Flows from Financing Activities

Net cash used by financing activities was $7.6 million for the year ended December 31, 2014. This net cash used by financing activities reflects a $7.7 million repayment of convertible debentures offset by $0.1 million proceeds from the exercise of warrants.

Net cash provided by financing activities was $49.2 million for the year ended December 31, 2013. This net cash provided by financing activities reflects $52.9 million proceeds from our initial public offering in the United States offset by a $4.3 million repayment of convertible debentures.

Net cash provided by financing activities was $3.0 million for the year ended December 31, 2012. This net cash provided by financing activities was primarily due to the exercise of warrants.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations and commitments as of December 31, 2014 (in thousands):

	Total	Less than 1 Year	1 – 3 Years
Purchase commitments	$28,987	$28,987	-
Short-term debt obligations (1)	8,275	8,275	-
Operating lease obligations	1,389	668	721
Total	$38,651	$37,930	$721
___________

(1)
Includes interest payments on our convertible debentures at an assumed interest rate of 6.40%. Interest payments are subject to a variable interest rate of 610 basis points in excess of the interest rate borne by Israeli Government Bonds — Series 817. Of the amounts in the table, $0.5 million are for interest payments in the next year. A 10% change in interest rates on our convertible debentures would cause an increase or decrease in interest expense of approximately $0.6 million on an annual basis.

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

Off-Balance Sheet Arrangements

As of December 31, 2014, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Item 6.    Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors as of April 27, 2015.

Name	Age	Position
Executive Officers:
David Tsur	64	Chief Executive Officer and Director
Gil Efron	49	Chief Financial Officer
Dr. Liliana Bar	60	Vice President, Research and Development
Barak Bashari	50	Vice President, Operations and Plant Manager
Yael Brenner Shani Dotan	52 42	Vice President, Quality, Production Plant Vice President, Human Resources
Amir London Orit Pinchuk Eran Schenker	46 50 52	Senior Vice President, Business Development Vice President, Regulatory Affairs Vice President, Medical Director
Pnina Strauss	40	Vice President, Clinical Development & IP
Dr. Ruth Wolfson	68	Senior Vice President, Scientific Affaires
Directors:
Leon Recanati	66	Chairman
Reuven Behar	60	Director
Dr. Estery Giloz-Ran **	41	External Director
Jonathan Hahn	32	Director
Dr. Abraham Havron**	67	External Director
Ziv Kop*	43	Director
Alicia Rotbard**	69	External Director
Tuvia Shoham**	70	Director
___________
*	Independent director under the Nasdaq listing requirements.
**	Independent director under the Israeli Companies Law, 5759-7999 (the “Companies Law”) and the Nasdaq listing requirements.

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

Our Board of Directors has approved the appointment of Mr. Tsur as our Active Deputy Chairman, effective as of July 2015. At such time he will cease to serve as our Chief Executive Officer. The terms of Mr. Tsur’s engagement in his capacity as Active Deputy Chairman have been approved by our Compensation Committee and Board of Directors and are subject to the approval of our shareholders at a meeting that we intend to convene for such purpose by the end of June.

Gil Efron has served as our Chief Financial Officer since September 2011. He has over 20 years of experience in various finance management positions. He is also currently the owner and Chief Executive Officer of GEO Consulting Ltd. which he founded in February 2011 and provides financial management services. From February 2006 until 2011, Mr. Efron served as Chief Financial Officer of RRsat Global Communications Ltd. (Nasdaq: RRST), a provider of distribution and content management services for television and radio broadcasting networks. Prior to that, he served in various finance positions, including as Chief Financial Officer of Proficiency Ltd., as Chief Financial Officer of IP Planet Network Ltd. and as a senior auditor with the Israeli member firm of PricewaterhouseCoopers. Mr. Efron also served as a director of Poalim Ventures I Ltd. Mr. Efron is a certified public accountant in Israel and holds a BA degree in Economics and Accounting and an MA degree in Business Administration from the Hebrew University of Jerusalem. Commencing in July 2015, Mr. Efron will take on the additional role of Deputy Chief Executive Officer.

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

Yael Brenner has served as our Vice President Quality since March 2015. Mrs. Brenner has more than 20 years of experience in Quality Management, including Quality Assurance and Quaity Control managerial positions in the pharmaceutical industry. Prior to joining Kamada, from 2007 to 2015, Ms. Brenner was at Teva Pharmaceuticals Industries, lastly as Senior Director Quality Operations of Teva Kfar Sava Site, managing over 400 employees in Quality Assurance, Quality Control and Regulatory Affairs. Ms. Brenner holds B.Sc. and M.Sc. degrees in Chemistry from the Technion - Israel Institute of Technology, and in addition is a Certified Quality Engineer (CQE) from the American and Israeli Societies for Quality.

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

Amir London has served as our Senior Vice President, Business Development since December 2013. Mr. London brings with him over 20 years of senior management and international business development experience. From 2011 to 2013, he was the Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services. Earlier in his career, from 2009 to 2011, Mr. London was the Chief Executive Officer of Promedico, a leading Israeli-based $350 million healthcare distribution company, and the General Manager of Cure Medical, from 2006 to 2009, providing contract manufacturing services for clinical studies, as well as home-care solutions. From 1995 to 2006, Mr. London was a Partner with Tefen, an international publicly-traded operations management consulting firm, responsible for the firm's global biopharma practice. Mr. London holds a B.Sc. degree in Industrial and Management Engineering from the Technion – Israel Institute of Technology.  Our Board of Directors has approved the appointment of Mr. Amir London as our Chief Executive Officer effective as of July, 2015.  The terms of Mr. London’s engagement in such capacity have been approved by our Compensation Committee and Board of Directors, and are subject to the approval of our shareholders at a meeting that we intend to convene for such purpose by the end of June.

Orit Pinchuk has served as our Vice President, Regulatory Affairs & Quality R&D since October, 2014. Mrs. Pinchuk has experience of more than 20 years in the pharmaceutical industry, fulfilling key positions that cover, among others, disciplines of Regulatory Affairs and Compliance. Prior to joining Kamada, Mrs. Pinchuk was at Teva Pharmaceuticals Industries, from 93 to 2014, where she served as Director of Compliance and Regulatory Affairs, Operation Israel and Senior Director Regulatory Affairs, Research and Development and Operation Israel. Mrs. Pinchuk has extensive experience with FDA, EMA and CANADA Health Authorities.  Mrs. Pinchuk holds a B.Tech degree in Textile Chemistry from Shenkar College for Engineering and Design and M.Sc. degree in Applied Chemistry from Hebrew University of Jerusalem.

Dr. Eran Schenker has served as our Medical Director since March 2015. Dr. Schenker has 20 years of experience in international medical affairs and business development for biotechnology and pharmaceutical companies. Prior to joining us, from 2007 to 2014, Dr. Schenker worked at Neurim pharmaceuticals, where he initially served as the medical director and business development and later as vice president and completed the launch of the company's flag CNS product in more than 40 countries. Earlier in his career, from 2005 to 2006, Dr. Schenker served as the CEO and Medical Director of Collplant Ltd. (TASE:CLPT) preparing the company, who developed plant driven recombinant genetically modified biomaterials technology for produces with human collagen, for an IPO. From 1995 to 2005, Dr. Schenker served as the CEO and Medical Director in Medic Touch Ltd., mainly involved in designing and implementing the clinical plan, customer care and medical affairs systems. Dr. Schenker graduate B. Med. Sc. and holds a Medical Doctor (M.D) degree from the School of Medicine at Ben Gurion University.

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

Dr. Ruth Wolfson has served as our Senior Vice President, Scientific Affairs since January 2015. Prior to that, Ms. Wolfson served as our Senior Vice President, Quality and Regulatory Affairs from 2010 through 2014 and as our Vice President, Regulatory Affairs from 2004 to 2010. Ms. Wolfson has more than 15 years of experience in regulatory affairs, including submissions to the FDA, EMA and the Health Protection Branch in Canada. From 1989 to 2004, she served as Head of Regulatory Affairs at InterPharm Laboratories Ltd., a biopharmaceutical corporation. Ms. Wolfson holds a BSc degree in Agriculture and an MSc degree in Biochemical Agriculture, both with distinction, from the Hebrew University of Jerusalem, as well as a PhD from the Weizmann Institute’s Department of Biochemistry.

Directors

Leon Recanati has served on our board of directors since May 2005 and has served as Chairman since March 7, 2013. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange.  He is also a board member of the following private companies: GlenRock Israel Ltd., GlenRock Medical, Shellcase, Gov, Govli Financial Services Ltd., Govli Limited, Microbes Inc., RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., Shavit Capital Funds and Newbank Ltd. He is currently Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. He also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

Reuven Behar has served on our board of directors since April 2013. Mr. Behar has been a partner with Fischer Behar Chen Well Orion & Co., our Israeli counsel, since 1999. Mr. Behar leads the firm’s Litigation and Antitrust Departments and also serves as a mediator and arbitrator in commercial, intellectual property and family matters, as well as an executor in probate cases. Mr. Behar serves on the board of directors of several private companies and served as the Chairman of the board of directors of Netafim Ltd.  Mr. Behar is a Lieutenant Colonel in the Israel Defense Forces. Mr. Behar holds an LL.B. degree from the Hebrew University of Jerusalem and an M.M. degree from J.L. Kellogg Graduate School of Management, Northwestern University.

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

Jonathan Hahn has served on our board of directors since March 2010. Mr. Hahn is currently the President and a director of Tuteur. Previously, Mr. Hahn held a business development position in Forest Laboratories, Inc., based in New York. Mr. Hahn holds a BA degree from San Andrés University and an MBA degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

Dr. Abraham Havron has served on our board of directors since March 2011 and is an external director within the meaning of the Companies Law. From 2005 to 2014, Dr. Havron has served as the Chief Executive Officer and a director of PROLOR Biotech Ltd., which in 2013 merged with OPKO Health Inc. Dr. Havron is a 35-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories Ltd. (a subsidiary of Merck Serono S.A.) from 1980 to 1987. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., based in Rehovot, Israel (now, a subsidiary of Ferring Pharmaceuticals) from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Since 2014, Dr. Havron has also served on the board of directors of MediWound Ltd. (Nasdaq: MDWD) and Enlivex Theraputics Ltd., a private company.  Dr. Havron earned his PhD in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow at the Harvard Medical School, Department of Radiology.

Ziv Kop has served on our board of directors since May 2005. Since March 2014 Mr. Kop is the Chief Operating Officer of Outbrain Inc., where he has served as a board member since 2006. From October 2003 to August 2013, Mr. Kop served as Managing Partner at GlenRock Israel Ltd., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, including Evogene Ltd. (NYSE:EVGN), (TASE:EVGN), Mobileye N.V. (Nasdaq: MBLY), Quigo Technologies Inc., Outbrain Inc., Rainbow Medical Ltd. From 2003 to 2012, Mr. Kop served as Chief Executive Officer of Roei Medical Technologies Ltd. Mr. Kop currently serves on the board of directors of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange, and he previously served on the board of Mobilemax Ltd., a company listed on the TASE, from 2007 to 2013. Mr. Kop has also served on the boards of the following private companies: Outbrain Inc. since 2006, TOOT Trading Technologies Ltd. since 2010, Rainbow Medical from 2007 to 2013, Lifebond Ltd. from 2007 to 2013, Gmul Investments Ltd. from 2008 to 2012 and Gmul Nadlan Ltd. from 2008 to 2012. Prior to joining GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, Ltd., a leading Israeli consultancy in the field of strategic planning, from 2002 to 2003. Mr. Kop holds a L.L.B. degree and an MA degree in Law and Business Administration, both from Tel Aviv University, and he is a graduate of INSEAD's Young Managers Program.

Alicia Rotbard has served on our board of directors since November 2005 and is an external director within the meaning of the Companies Law. She is a board member of the following public companies: RVB Holdings Ltd. where she serves as an external director and head of the financial reports committee; Red-Hill BioPharma Ltd., where she serves as an external director and head of the audit committee; AIG Israel, where she serves as an external director and as a member of the investment committee and audit committees ; Pointer Telocation Ltd., where she is an independent director and a member of the audit committee and an external director of XL-MEDIA serving in all its committees.  Ms. Rotbard also provides consulting services to high-tech companies. She is the founder and former Chief Executive Officer of Doors Information Systems, Inc., and former President and Chief Executive Officer of Quality Computers Ltd.  Ms. Rotbard was also Deputy General Manager of the Tel Aviv Stock Exchange, managing its computer department and operations. Ms. Rotbard holds a BSc degree in Mathematics and Physics from the Hebrew University of Jerusalem.

Tuvia Shoham has served on our board of directors since May 2007 and is an independent director within the meaning of the Companies Law. Mr. Shoham is a member of the board of directors of Shachak & Co., a private real estate company. Mr. Shoham has extensive experience as a financial consultant for companies in various industry sectors, including managing a wide range of financial arrangements and advising businesses on recovery and privatization plans. Mr. Shoham was previously a partner with the Israeli member C.P.A firm of PricewaterhouseCoopers, and served as Kamada’s accountant for many years. He is a certified public accountant in Israel and also holds a BA and an MBA degree from the Hebrew University in Jerusalem.

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

Board of Directors

Our current board of directors consists of nine directors, including three external directors in accordance with the requirements of the Companies Law. See “— External Directors.” Our external directors also qualify as “independent directors” under the corporate governance standards of the Nasdaq listing requirements and the independence requirements of Rule 10A-3 of the Exchange Act. Additionally, our board has determined that each of Mr. Ziv Kop and Tuvia Shoham is an “independent director” under the Nasdaq listing requirements.  Under our articles of association, the number of directors on our board of directors will be no less than five and no more than 11, and must include at least two external directors.

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

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” must appoint at least two external directors who meet the qualification requirements in the Companies Law. Alicia Rotbard, Dr. Abraham Havron and Dr. Estery Giloz-Ran serve as external directors. Alicia Rotbard was first elected as an external director in November 2005 and was reelected in October 2008, October 2011 and October 2014. Her current term will end on November 23, 2017. Dr. Abraham Havron was first elected as an external director in March 2011 and was reelected in January 2014. His current term will end on March 13, 2017. Dr. Estery Giloz-Ran was elected as an external director in January 2014 and her initial term will end on January 27, 2017.

A person may not serve as an external director if the person is a relative of a controlling shareholder. The Companies Law defines “relative” as a spouse, sibling, parent, grandparent, descendant, or spouse’s descendant, sibling or parent, and the spouse of each of the foregoing. The Companies Law provides that a person may not serve as an external director if, on the date of the person’s appointment or within the preceding two years, the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with the company, any controlling shareholder of the company or relative of a controlling shareholder, or any entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by the company’s controlling shareholder (each an “Affiliated Party”). If there is no controlling shareholder or any shareholder holding 25% or more of our voting rights, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the chief executive officer, any shareholder holding 5% or more of the company’s shares or voting rights or the most senior financial officer as of the date of the person’s appointment.

The term affiliation includes (subject to certain exceptions):

•	an employment relationship;

•	a business or professional relationship, even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

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

The Companies Law and the regulations promulgated thereunder provide that an external director must meet certain professional qualifications or have financial and accounting expertise. At least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements under applicable U.S. laws and the Nasdaq listing requirements for membership on the audit committee and (2) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then none of our external directors is required to possess financial and accounting expertise as long as they possess the requisite professional qualifications. The board of directors determines whether a director possesses financial and accounting expertise. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skills, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to understand in depth our financial statements and initiate debate regarding the manner in which the financial information is presented. Our board of directors has determined that Alicia Rotbard and Dr. Estery Giloz-Ran possess the requisite financial and accounting expertise.

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

Election and Dismissal of External Directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or

•
the total number of shares held by non-controlling shareholders and shareholders who do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) that are voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years provided that either:

•
his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, and provided further that the external director is not an affiliated or competing shareholder, as defined in the Companies Law, or a relative of such a shareholder at the time of the appointment, and is not affiliated with such a shareholder at the time of appointment or within the two years preceding the date of appointment;

•
his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above); or

•
such external director nominates himself or herself for each such additional term and his or her election is approved at a shareholders meeting by the same disinterested majority as required for the election of an external director nominated by a 1% or more shareholder (as described above).

However, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for an additional term (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

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

Audit Committee

Audit Committee Role

We have an audit committee consisting of Tuvia Shoham, an independent director under the Israeli Companies Law, and Nasdaq listing rules, and all our external directors, Ms. Alicia Rotbard, Dr. Abraham Havron and Dr. Estery Giloz-Ran. Ms. Rotbard serves as the chairman of the audit committee. Our audit committee generally provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants. Our audit committee also acts as a corporate governance compliance committee and oversees the implementation and amendment, from time to time, of our policies for compliance with Israeli and U.S. securities laws and applicable Nasdaq corporate governance requirements, including non-use of inside information, reporting requirements, our engagement with related parties, whistleblower complaints and protection, and is also responsible for the handling of any incidents that may arise in violation of our policies or applicable securities laws.  Our board of directors has adopted an audit committee charter setting forth the specific responsibilities of the audit committee consistent with the Companies Law, and the rules and regulations of the SEC and the Nasdaq listing requirements, which include:

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

Additionally, under the Companies Law, the role of the audit committee includes: (1) determining whether there are delinquencies in the business management practices of our company, including in consultation with our internal auditor or our independent auditor, and making recommendations to the board of directors to improve such practices; (2) determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether any such transaction is an extraordinary or material transaction under the Companies Law; (3) determining whether a competitive process must be implemented for the approval of certain transactions with controlling shareholders or in which a controlling shareholder has a personal interest (whether or not the transaction is an extraordinary transaction), under the supervision of the audit committee or other party determined by the audit committee and in accordance with standards determined by the audit committee, or whether a different process determined by the audit committee should be implemented for the approval of such transactions; (4) determining the process for the approval of certain transactions with controlling shareholders that the audit committee has determined are not extraordinary transactions but are not immaterial transactions; (5) where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto; (6) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities; (7) examining the scope of our auditor’s work and compensation and submitting its recommendation with respect thereto to the corporate body considering the appointment thereof (either the board of directors or the shareholders at the general meeting); and (8) establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

The audit committee must include all of the external directors and a majority of its members must be independent directors, as defined in the Companies Law. The chairman of the audit committee must be an external director. In general, an independent director under the Companies Law is an external director or a director who is appointed or classified as such and who is eligible to serve as an external director (other than the professional qualifications or accounting and financial expertise requirement), whom the audit committee has certified as meeting these requirements, and who has not served as a director of the company for more than nine consecutive years. A director who qualifies as an independent director under applicable U.S. laws and the Nasdaq listing requirements may be deemed to be an independent director under the Companies Law, so long as he or she meets the independence requirements as to relationships with the controlling shareholder (and any entity controlled by the controlling shareholder, other than the company and other entities controlled by the company) and the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on Nasdaq may continue to be considered an independent director under the Companies Law for unlimited additional periods of three years each, provided the audit committee and the board of directors of the company confirm that, in view of the director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for each such additional period is beneficial to the company.

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

Disclosure of Personal Interests of an Office Holder and Approval of Transactions

The Companies Law requires that an office holder promptly disclose to the company any “personal interest” that he or she may have, and all related material information or documents relating to any existing or proposed transaction by the company. A “personal interest” is defined under the Companies Law as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or of any other corporate entity in which such person and/or such person’s relative is a director, general manager or chief executive officer, a holder of 5% or more of the outstanding shares or voting rights, or has the right to appoint at least one director or the general manager, but excluding a personal interest arising solely from ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy and the personal interest of a person voting as a proxy, even when the person granting such proxy has no personal interest. An interested office holder’s disclosure must be made promptly and no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an “extraordinary transaction.”

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

Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions

Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to office holders also apply to a controlling shareholder of a public company. For this purpose, a controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, the terms of management and consulting services provided by a controlling shareholder or his or her relative, the terms of employment of a controlling shareholder or his or her relative who is employed by the company and who is not an office holder and the terms of service and employment, including exculpation, indemnification or insurance, of a controlling shareholder or his or her relative who is an office holder, directly or indirectly (including through a corporation controlled by a controlling shareholder), require the approval of each of the audit committee or the compensation committee with respect to terms of service and employment by the company as an office holder, employee or service provider, the board of directors and the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•
at least a majority of the shares held by shareholders who have no personal interest in the transaction and who are present and voting at the meeting on the matter are voted in favor of approving the transaction, excluding abstentions; or

•
the shares voted against the transaction by shareholders who have no personal interest in the transaction who are present and voting at the meeting represent no more than 2% of the voting rights in the company.

Each shareholder voting on the approval of an extraordinary transaction with a controlling shareholder must inform the company prior to voting whether or not he or she has a personal interest in the approval of the transaction, otherwise, the shareholder is not eligible to vote on the proposal and his or her vote will not be counted for purposes of the proposal.

Any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires approval every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, relating to terms of service or employment, that would otherwise require approval of the shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication or announcement of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

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

Compensation Policy

 Under the Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit.  Such compensation policy must comply with the requirements of the Companies Law. The compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by the shareholders by a special majority.

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

Compensation of Directors

Our external directors are entitled to remuneration subject to the provisions and limitations set forth in regulations promulgated under the Companies Law. As of the date of this Annual Report, we apply the same provisions and limitations applied to our external directors to the compensation of our independent director, Tuvia Shoham, under the Companies Law. We currently pay our external directors who are financial experts under the Companies Law, Ms. Alicia Rotbard and Dr. Estery Giloz-Ran, an annual fee of NIS 114,840 (approximately $29,529), as well as a fee of NIS 4,415 (approximately $1,135) for each board or committee meeting attended in person, NIS 2,649 (approximately $681) for each board or committee meeting attended via telephone or videoconference and NIS 2,208 (approximately $568) for participation by written consent. We currently pay our other external director, Dr. Avraham Havron, and our independent director under the Companies Law, Mr. Tuvia Shoham, an annual fee of NIS 86,220 (approximately $22,170), as well as a fee of NIS 3,319 (approximately $853) for each board or committee meeting attended in person, NIS 1,991 (approximately $512) for each board or committee meeting attended via telephone or videoconference and NIS 1,660 (approximately $427) for participation by written consent.

We currently pay each of our other directors, other than our Chief Executive Officer, an annual fee of NIS 69,600 (approximately $17,897), as well as a fee of NIS 2,589 (approximately $666) for each board or committee meeting attended in person, NIS 1,553 (approximately $399) for each board or committee meeting attended via telephone or videoconference and NIS 1,295 (approximately $333) for participation by written consent. Our Chief Executive Officer does not receive any compensation for his service as a director.

In accordance with our shareholders' approval, we granted each of our directors, on January 28, 2014, options to purchase 20,000 ordinary shares, except for the chairman of our board of directors, who was granted options to purchase 40,000 ordinary shares and our chief executive officer, who also serves as a director, who was granted options to purchase 150,000 ordinary shares. Such options shall be exercisable on a cashless basis based on an exercise price of NIS 56.94 per share (equal to the average closing price of our ordinary shares on the TASE during the 30 trading days immediately prior to the approval of the option grant by our board of directors plus 5%). The options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  The options were granted under the 2011 Israeli Share Option Plan. The foregoing terms are in accordance with our compensation policy.

Except with respect to Mr. David Tsur, our Chief Executive Officer, who also serves as a director (see “—Employment Agreements with Executive Officers— Five Most Highly Compensated Senior Executive Officers”), there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

Under the Companies Law, the compensation (including insurance, indemnification, exculpation and compensation) of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then the approval of the company’s shareholders requires that either:

•
a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such matter and who are present and voting at the meeting, are voted in favor of approving the compensation package, excluding abstentions; or

•
the total number of shares voted by non-controlling shareholders and shareholders who do not have a personal interest in such matter that are voted against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described above under “— Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

Compensation of Executive Officers

The aggregate compensation incurred by us in relation to our executive officers, including share-based compensation, for the year ended December 31, 2014, was approximately $2.6 million. This amount includes approximately $72,658 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

Although as a public company with shares listed only on the TASE and Nasdaq we are exempt from complying with the requirements of the Israeli law that require the disclosure of the compensation, on an individual basis, of a company's five most highly compensated senior executive officers, we have elected to provide such information in our annual reports. Accordingly, the following table presents information regarding compensation accrued in our financial statements for our five most highly compensated senior executive officers, namely our Chief Executive Officer, Chief Financial Officer, Vice President, Operations, Senior Vice President, Business Development  and Vice President, Research and Development, as of December 31, 2014.

Name and Position	Salary	Bonus(1)	Value of Options Granted(2)	Other(3)	Total
	(in thousands)
David Tsur Chief Executive Officer	$428	$27	$704	$38	$1,197
Gil Efron Chief Financial Officer	$214	$20	$204	$26	$464
Barak Bashari Vice President, Operations and Plant Manager	$222	$20	$99	$23	$364
Amir London Senior Vice President, Business Development	$189	$18	$86	$21	$314
Dr. Liliana Bar Vice President, Research and Development	$199	$13	$68	$19	$299
__________
(1)
The annual bonus is subject to the fulfillment of certain targets determined for each year by the board of directors (for our Chief Executive Officer) and by our Chief Executive Officer (for our other executive officers).

(2)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2014 with respect to all options granted to such executive officer.

(3)	Cost of use of company car.

Pursuant to the Companies Law, the compensation (including insurance, indemnification and exculpation) of a public company’s office holders (other than directors, described above, and the chief executive officer, described below) is to be approved first by the compensation committee; second by the company’s board of directors; and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders provided that either:

•
a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such matter and who are present and voting at the meeting, are voted in favor of approving the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

The compensation (including insurance, indemnification and exculpation) of a public company’s chief executive officer requires the approval of first, the company’s compensation committee; second, the company’s board of directors; and third, a majority of the company’s shareholders provided that either:

•
a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such matter and who are present and voting at the meeting are voted in favor of approving the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Under the Companies Law, if the shareholders of the company do not approve the compensation arrangement with an office holder who is not a director, including the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions. Under certain circumstances, the compensation committee and board of directors may waive the shareholder approval requirement in respect of the compensation arrangements with a candidate for chief executive officer if they determine that the compensation arrangements are consistent with the company’s stated compensation policy.

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

We have entered into indemnification and exculpation agreements with each of our current office holders who joined the company prior to April 2013 exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Companies Law and undertaking to indemnify them to the fullest extent permitted by the Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements. Under such indemnification agreements, the maximum aggregate amount of indemnification that we may pay to all of our office holders together is the greater of 30% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment and NIS 20 million.

We have entered into an indemnification agreement with each of our office holders who joined the company after April 2013, with substantially similar terms to the agreement we have entered into with each of our other office holders, except that they are not entitled to exculpation and the maximum aggregate amount of indemnification that we may pay them under their indemnification agreements, together with all of our office holders, is 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment.

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

David Tsur, Chief Executive Officer.  On November 28, 2002, we entered into an employment agreement with David Tsur with respect to his employment as our chief executive officer, which has subsequently been amended from time to time. Under the employment agreement, as amended, Mr. Tsur is entitled to the following:

•	A monthly gross salary of NIS 93,000 (or $23,913) (NIS 88,000 (or $22,628) for purposes of social benefits ) (based on December 31, 2014 exchange rate);

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

Our Board of Directors has approved the appointment of Mr. Tsur as our Active Deputy Chairman, effective as of July 2015. At such time he will cease to serve as our Chief Executive Officer. The terms of Mr. Tsur’s engagement in such capacity have been approved by our Compensation Committee and Board of Directors and are subject to the approval of our shareholders at a meeting that we intend to convene for such purpose by the end of June.

Gil Efron, Chief Financial Officer.  Effective as of September 1, 2011, we entered into an employment agreement with Gil Efron with respect to his employment as our chief financial officer. Either party may terminate the agreement at any time upon three months' prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law. Commencing on July 2015, Mr. Efron will take on the added role of Deputy Chief Executive Officer.

Barak Bashari, Vice President, Operations and Plant Manager. Effective as of September 2, 2012, we entered into an employment agreement with Barak Bashari with respect to his employment as our Vice President, Operations and Plant Manager. Either party may terminate the agreement at any time upon three months' prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

Amir London, Senior Vice President, Business Development.  Effective as of December 1, 2013, we entered into an employment agreement with Amir London with respect to his employment as our Vice President, Business Development. Either party may terminate the agreement at any time upon three months' prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law. Our Board of  Directors has approved the appointment of Mr. London as our Chief Executive Officer effective as of July, 2015. The terms of Mr. London’s engagement in such capacity have been approved by our Compensation Committee and Board of Directors, and are subject to the approval of our shareholders at a meeting that we intend to convene for such purpose by the end of June.

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

Employees

As of December 31, 2014, we employed 302 full-time employees, including 161 in Operations, 69 in Quality, 18 in Research and Development, 17 in Regulation, 12 in Business Development, 12 in Human Resources and 13 in Finance. As of December 31, 2013, we employed 289 full-time employees, including 157 in Operations, 62 in Quality, 22 in Research and Development, 12 in Regulation, 10 in Business Development, 15 in Human Resources and 11 in Finance. As of December 31, 2012, we employed 299 full-time employees, including 152 in Operations, 81 in Quality, 21 in Research and Development, 11 in Regulation, 10 in Business Development, 13 in Human Resources and 11 in Finance. As of December 31, 2014, 2013 and 2012, all of our employees were located in Israel.

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

The percentage of beneficial ownership of our ordinary shares is based on 36,119,464 ordinary shares outstanding as of April 13, 2015. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable and debentures convertible into ordinary shares within 60 days of the date of this Annual Report are deemed to be outstanding and beneficially owned by the shareholder holding such options or convertible debentures for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Name	Number	Percentage
David Tsur (1)	985,995	2.73%
Gil Efron (2)	77,062	*
Dr. Liliana Bar (3)	17,812	*
Barak Bashari (4)	24,061	*
Yael Brenner	—	—
Shani Dotan (5)	9,374	*
Amir London (6)	10,311	*
Orit Pinchok (7)	6,250	*
Dr. Eran Schenker	26,203	*
Pnina Strauss (8)	24,343	*
Dr. Ruth Wolfson (9)	24,757	*
Leon Recanati (10)	3,988,123	11.08%
Reuven Behar (11)	1,728,466	4.79%
Dr. Estery Giloz-Ran (12)	7,500	*
Jonathan Hahn (13)	4,470,553	12.38%
Dr. Abraham Havron (14)	9,242	*
Ziv Kop (15)	32,036	*
Alicia Rotbard (16)	7,500	*
Tuvia Shoham (17)	57,655	*
Directors and Executive Officers as a group	9,846,947	27.26%
________
*	Less than 1% of our ordinary shares.

(1)
Includes options to purchase 285,940 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 29.63 (or $7.38) per share, which expire between July 5, 2015 and May 14, 2020. Does not include unvested options to purchase 177,735 ordinary shares that are not exercisable within 60 days of this Annual Report.

(2)
Subject to options to purchase 77,062 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 33.79 (or $8.42) per share, which expire between June 11, 2019 and May 14, 2020. Does not include unvested options to purchase 68,438 ordinary shares that are not exercisable within 60 days of this Annual Report.

(3)
Subject to options to purchase 17,812 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 39.30 (or $9.79) per share, which expire between February 28, 2019 and May 14, 2020.  Does not include unvested options to purchase 17,188 ordinary shares that are not exercisable within 60 days of this Annual Report.

(4)
Subject to options to purchase 24,061 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 39.52 (or $9.85) per share, which expire between February 28, 2019 and May 14, 2020.  Does not include unvested options to purchase 23,439 ordinary shares that are not exercisable within 60 days of this Annual Report.

(5)
Subject to options to purchase 9,374 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 56.94 (or $14.19) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 15,626 ordinary shares that are not exercisable within 60 days of this Annual Report.

(6)
Subject to options to purchase 10,311 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 56.94 (or $14.19) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 17,189 ordinary shares that are not exercisable within 60 days of this Annual Report.

(7)
Subject to options to purchase 6,250 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 56.48 (or $14.07) per share, which expire on July 13, 2020.  Does not include unvested options to purchase 13,750 ordinary shares that are not exercisable within 60 days of this Annual Report.

(8)
Subject to options to purchase 24,343 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 34.91 (or $8.70) per share, which expire between March 1, 2018 and May 14, 2020.  Does not include unvested options to purchase 17,157 ordinary shares that are not exercisable within 60 days of this Annual Report.

(9)
Includes options to purchase 22,030 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 41.77 (or $10.41) per share, which expire between March 1, 2018 and May 14, 2020. Does not include unvested options to purchase 17,970 ordinary shares that are not exercisable within 60 days of this Annual Report.

(10)
 Mr. Recanati holds 677,479 ordinary shares directly and 3,295,644 ordinary shares indirectly through Gov. Gov is wholly-owned by Mr. Recanati, the Chairman of our board of directors, who exercises sole voting and investment power over the shares held by Gov. Also includes options to purchase 15,000 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 56.94 (or $14.19) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 25,000 ordinary shares that are not exercisable within 60 days of this Annual Report.

(11)
Mr. Behar holds 60,670 ordinary shares directly. In addition, includes 1,660,296 ordinary shares directly held by the estate of Mr. Ralf Hahn with respect to which Mr. Behar has been appointed as provisional estate administrator. Also includes options to purchase 7,500 ordinary shares directly held by Mr. Behar that are exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 56.94 (or $14.19) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(12)
Subject to options to purchase 7,500 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 56.94 (or $14.19) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(13)
Mr. Jonathan Hahn holds directly 19,517 ordinary shares. In addition, the estate of Mr. Ralf Hahn, the former chairman of our board of directors, who passed away on February 10, 2013, directly holds 1,660,296 ordinary shares and indirectly holds 2,751,661 ordinary shares through Damar, a company that was indirectly wholly-owned by Mr. Ralf Hahn.  We were informed that the estate of Mr. Ralf Hahn possesses voting and investment power over the shares held by Damar. We were further informed that Mr. Jonathan Hahn has been appointed as provisional estate administrator of the estate of Mr. Ralf Hahn, other than with respect to assets located in Israel, with respect to which Mr. Reuven Behar has been appointed as the provisional estate administrator.  Accordingly, Mr. Jonathan Hahn has the right to exercise the voting and investment power over the 2,751,661 ordinary shares held by Damar.  Additionally, Mr. Jonathan Hahn may be deemed to have beneficial ownership of 31,579 ordinary shares held by Tuteur, 53.5% of which is jointly owned by Mr. Jonathan Hahn and his brother and two sisters. Also includes options to purchase 7,500 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 56.94 (or $14.19) per share, which expire on May 14, 2020. Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(14)
Includes 1,742 shares owned by Operon Consultants Ltd., which is wholly-owned by Mr. Havron. Also includes options to purchase 7,500 ordinary shares directly held by Mr. Havron that are exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 56.94 (or $14.19) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(15)
Includes options to purchase 7,500 ordinary shares directly held by Mr. Kop that are exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 56.94 (or $14.19) per share, which expire on May 14, 2020. Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(16)
Subject to options to purchase 7,500 ordinary shares directly held by Ms. Rotbard that are exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 56.94 (or $14.19) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(17)
Includes options to purchase 7,500 ordinary shares directly held by Mr. Shoham that are exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 56.94 (or $14.19) per share, which expire on May 14, 2020. Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

Equity Compensation Plans

We adopted our 2005 Israeli Share Option Plan (the “2005 Plan”) in 2005 and our 2011 Israeli Share Option Plan (the “2011 Plan” and, together with the 2005 Plan, the “Option Plans”) in 2011, which allow us to grant options to purchase our ordinary shares to our directors, officers, employees, consultants, advisers and service providers. The Option Plans are intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. We no longer intend to grant options under the 2005 Plan. As of December 31, 2014, an aggregate of 154,772 ordinary shares were reserved for future issuance under the 2011 Plan, subject to certain adjustments specified in the 2011 Plan. As of December 31, 2014, there were outstanding options to purchase 2,396,891 ordinary shares granted under the Option Plans. On April 27, 2015, our board of directors approved the grant of additional 520,000 options and an increase in the number of ordinary shares reserved for issuance under the 2011 Plan by 500,000 shares. Any options which expire prior to exercise or issuance under the Option Plans will become again available for grant under the Option Plans.

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

The percentage of beneficial ownership of our ordinary shares is based on 36,119,464 ordinary shares outstanding as of April 13, 2015. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable and debentures convertible into ordinary shares within 60 days of the date of this Annual Report are deemed to be outstanding and beneficially owned by the shareholder holding such options or convertible debentures for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Name	Number	Percentage
Estate of Mr. Ralf Hahn (1)	4,411,957	10.54%
Leon Recanati (2)	3,988,123	11.08%
D.S Apex Holdings group (3)	2,830,080	7.84%
The Phoenix Holding Ltd. (4)	2,841,791	7.87%
Jonathan Hahn (5)	2,809,972	7.78%
__________
(1)
The estate of Mr. Ralf Hahn, the former chairman of our board of directors, passed away on February 10, 2013, holds 1,660,296 ordinary shares directly and 2,751,661 ordinary shares indirectly through Damar, a company that was wholly-owned by Mr. Ralf Hahn.  We were informed that the estate of Mr. Ralf Hahn possesses voting and investment power over the shares held by Damar. We were further informed that Mr. Jonathan Hahn has been appointed as provisional estate administrator of the estate of Mr. Ralf Hahn, other than with respect to assets located in Israel, with respect to which Mr. Reuven Behar has been appointed as the provisional estate administrator.  Accordingly, Mr. Jonathan Hahn has the right to exercise the voting and investment power over the 2,751,661 ordinary shares held by Damar and Mr. Reuven Behar has the right to exercise the voting and investment power over the 1,660,296 ordinary shares of the Issuer held directly by the estate of Mr. Ralf Hahn.

(2)
Mr. Recanati holds 677,479 ordinary shares directly and 3,295,644 ordinary shares indirectly through Gov. Gov is wholly-owned by Mr. Recanati, the Chairman of our board of directors, who exercises sole voting and investment power over the shares held by Gov. Includes options to purchase 15,000 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 56.94 (or $14.19) per share, which expire on May 14, 2020. Does not include unvested options to purchase 25,000 ordinary shares that are not exercisable within 60 days of this Annual Report.

(3)
Includes debentures convertible into 39,487 ordinary shares within 60 days of the date of this Annual Report at a price of NIS 37.12 (or $9.25) per share. Based solely upon, and qualified in its entirety with reference to, a notice dated March 31, 2015 submitted to our company. To the best of our knowledge, BRM Group Ltd. and Mr. Zvi Stepak are the joint controlling shareholders of DS Apex Holdings Ltd. (“DS Apex”). BRM Group Ltd. is a private investment company beneficially owned by Messrs. Eli Barkat, Nir Barkat, and Yuval Rakavy.

(4)
Includes debentures convertible into 2,326 ordinary shares within 60 days of the date of this Annual Report at a price of NIS 37.12 (or $9.25) per share. Based solely upon, and qualified in its entirety with reference to, a notice dated March 31, 2015 submitted to our company.  Based on a Schedule 13G filed with the Securities and Exchange Commission on July 30, 2013, the shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd.  The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding shares and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.  Each of the reporting persons disclaims beneficial ownership of the reported shares in excess of their actual pecuniary interest therein.

(5)
See footnote (1).  In addition, includes 31,579 ordinary shares held by Tuteur, 53.5% of which is jointly owned by Mr. Jonathan Hahn and his brother and two sisters, with respect to which Mr. Jonathan Hahn may be deemed to have beneficial ownership. Also includes options to purchase 7,500 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 56.94 (or $14.19) per share, which expire on May 14, 2020. Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of this Annual Report.To our knowledge, based on information provided to us by our transfer agent in the United States, as of April 23, 2015, we had one shareholder of record who was registered with an address in the United States, holding approximately 17.7% of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years have been the following. From January 1, 2012 to January 1, 2015, the ownership percentage of Mr. Jonathan Hahn and the estate of Ralf Hahn decreased by 5.01% from 17.41% to 12.40%. Mr. Leon Recanati's ownership percentage decreased by 1.17% from 12.21% to 11.04%. The Phoenix Holdings Group above ownership percentage decreased by 3.24% from 10.30% to 7.06%. The DS Apex group’s ownership percentage increased by 1.88% from 5.34% to 7.22% during such period. The ownership percentage of Damar decreased by 3.63% from 11.28% to 7.65%. From August 2013 to July 9, 2014, the ownership interest of FMR LLC decreased from 5.25% to less than 5% of our outstanding shares.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company

Related Party Transactions

Tuteur S.A.C.I.F.I.A.

In August 2011, we entered into a distribution agreement with Tuteur that amends and restates a distribution agreement we entered into in November 2001. Tuteur is a company organized under the laws of Argentina and was controlled by Mr. Ralf Hahn, the former Chairman of our board of directors. Mr. Jonathan Hahn, our director, is currently the President and a director of Tuteur. The amendment to the agreement was made in connection with the expected completion of Glassia’s registration in Argentina and the commencement of its marketing in Argentina. On August 19, 2014, we entered into an amendment to the distribution agreement in order to add KamRho(D) as an additional product to be distributed by Tuteur and expanded the territories to include Bolivia. Pursuant to the distribution agreement, as amended, Tuteur serves as the exclusive distributor of Glassia and KamRho(D), in Argentina, Paraguay, Uruguay and Bolivia. Tuteur is obligated under the agreement to commence marketing, sales and distribution of the products within each country covered by the agreement within two months after the grant of regulatory approval in each such country. Commencing the second year following the date that Tuteur commences sales of the product in Argentina, Tuteur will be obligated to purchase minimum amounts of Glassia in the territories, in the total annual amount of not less than $1,083,900. Tuteur may be entitled to a one-time success bonus upon achieving certain targets in 2015. Tuteur shall cease to have exclusivity if it fails to comply with the minimum purchase requirement in each of the counties, on a country by country basis. Pursuant to the agreement, Tuteur is obligated to obtain the relevant regulatory approvals and reimbursement in each of the countries within 18 months of receiving the required registration documents from us. Glassia was approved by regulators in Argentina in July 2012. Glassia has not yet been approved by regulators in Paraguay, Uruguay or Bolivia. The parties have agreed to separately negotiate the allocation of any costs relating to clinical trials or studies required by relevant regulatory authorities in the applicable territory. We retain ownership of all relevant intellectual property.

The distribution agreement expires on December 31, 2019, provided that with respect to distribution in Bolivia, the agreement expires on the fifth anniversary after the date that Tuteur commences sales of a product in Bolivia. We are entitled to terminate the agreement upon 30 days’ notice if a third party acquires more than 50% of the common stock or voting rights of Tuteur or Tuteur fails to receive the relevant regulatory approvals within the required time. Either party can terminate the agreement upon bankruptcy of the other party, a material breach of the agreement by the other party after a 30-day cure period and non-performance as a result of force majeure for more than two months. Our board of directors and audit committee approved the agreement and the amendments thereto and determined that each was not an “extraordinary transaction” within the meaning of the Companies Law.

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

	Price Per Ordinary Share
	High	Low
Annual:
2014	17.95	3.02
2013	17.07	9.6
Quarterly:
First Quarter 2015	4.83	3.79
Fourth Quarter 2014	17.07	13.40
Third Quarter 2014	15.48	11.55
Second Quarter 2014	14.87	9.60

Most Recent Six Months:
April 2015 (through April 26, 2015)	5.15	4.45
March 2015	4.83	4.08
February 2015	4.68	3.86
January 2015	4.50	3.79
December 2014	3.88	3.24
November 2014	4.16	3.02

On April 27, 2015, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $4.6 per share.

Tel Aviv Stock Exchange

        The following table sets forth, for the periods indicated, the reported high and low sales prices of our ordinary shares on the TASE in NIS and U.S. dollars at a rate of $1.00 = NIS 4.014, the exchange rate published by the Bank of Israel as of April 13, 2015.

	NIS		$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2014	62.00	11.60	15.45	2.89
2013	60.77	33.80	15.14	8.42
2012	35.95	19.02	8.96	4.74
2011	33.00	17.65	8.22	4.40
2010	28.13	18.18	7.01	4.53

Quarterly:
First Quarter 2015	19.33	14.70	4.82	3.66
Fourth Quarter 2014	17.07	11.60	4.25	2.89
Third Quarter 2014	25.96	16.22	6.47	4.04
Second Quarter 2014	54.75	23.85	13.64	5.94
First Quarter 2014	62.00	49.71	15.45	12.38
Fourth Quarter 2013	60.77	46.36	15.14	11.55
Third Quarter 2013	54.75	41.59	13.64	10.36
Second Quarter 2013	44.45	36.05	11.07	8.98
First Quarter 2013	39.70	33.80	9.89	8.42

Most Recent Six Months:
April 2015 (through April 26, 2015)	19.45	17.53	4.85	4.37
March 2015	19.33	16.75	4.82	4.17
February 2015	18.30	15.10	4.56	3.76
January 2015	18.35	14.70	4.57	3.66
December 2014	14.62	12.72	3.64	3.17
November 2014	15.87	11.6	3.95	2.89

On April 27, 2015, the last reported sale price of our ordinary shares on the TASE was NIS 18.30 per share, or $4.66 per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.931 = $1.00).

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association, our directors (other than external directors) are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). See “Item 6. Directors, Senior Management and Employees — Board of Directors.” As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Item 6. Directors, Senior Management and Employees — External Directors.” In addition, under our articles of association, vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our articles of association, may be filled by a vote of a simple majority of the directors then in office.

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

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their shareholdings. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

Under Israeli law, we are required to convene an annual general meeting of our shareholders at least once every calendar year and within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders whenever it sees fit and is required to do so upon the written request of two directors or one quarter of the serving members of our board of directors, or one or more holders of 5% or more of our outstanding share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power.

The Companies Law requires that resolutions regarding the following matters (among others) be approved by our shareholders at a general meeting: amendments to our articles of association; appointment, terms of service and termination of service of our auditors; election of external directors; approval of certain related party transactions; increases or reductions of our authorized share capital; mergers; and the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is essential for our proper management.

The chairman of our board of directors presides over our general meetings. However, if at any general meeting the chairman is not present within 15 minutes after the appointed time, or is unwilling to act as chairman of such meeting, then the shareholders present will choose any other person present to be chairman of the meeting. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as company listed also on an exchange outside of Israel, may be between four and 40 days prior to the date of the meeting.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, an approval of a merger or the approval of the compensation policy, notice must be provided at least 35 days prior to the meeting.

Quorum

Pursuant to our articles of association, the quorum required for a meeting of our shareholders is the presence of two or more shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of our voting power. A meeting adjourned for lack of a quorum is generally adjourned to one week thereafter at the same time and place, or to such other day, time and place, as our board of directors may indicate in the notice of the meeting to the shareholders. Pursuant to our articles of association, at the reconvened meeting, the meeting will take place with whatever number of participants are present.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, at a rate of 26.5% in 2014 and 2015. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

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

The term “Privileged Enterprise” means an industrial enterprise which is “competitive” and contributes to the gross domestic product, and for which a minimum entitling investment was made in order to establish it (as explained above). For this purpose, an industrial enterprise is deemed to be competitive and contributing to the gross domestic product if it meets one of the following conditions: (1) its main activity is in the field of biotechnology or nanotechnology, as certified by the Director of the Industrial Research and Development Administration before the project was approved; or (2) its income during a tax year from sales to a certain market does not exceed 75% of its total income from sales in that tax year; or (3) 25% or more of its total income from sales in the tax year is from sales to a certain market with at least 14,000,000 inhabitants.

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

However, a company that pays a dividend out of income generated during the tax exemption period from the Privileged/Approved Enterprise is subject to deferred corporate tax with respect to the otherwise exempt income (grossed-up to reflect the pre-tax income that we would have had to earn in order to distribute the dividend) at the corporate tax rate which would have applied if the company had not enjoyed the exemption (i.e. at a reduced tax rate between 10% and 25%, depending on the level of foreign investment). A company is generally required to withhold tax on such distribution at a rate of 20% effective as of January 1, 2014 (or a reduced rate under an applicable double tax treaty, subject to the approval by the Israeli Tax Authority).

Preferred Enterprise

An amendment to the Investment Law that became effective on January 1, 2011 (“Amendment No. 68”) changed the benefit alternatives available to companies under the Investment Law and introduced new benefits to “Preferred Enterprises.” The tax benefits granted to a Preferred Enterprise are determined depending on the location of the Preferred Enterprise within Israel. Amendment No. 68 imposes a reduced flat corporate tax rate which is not program-dependent and applies to the industrial enterprise’s entire “preferred income” which is generated by its Preferred Enterprise.

According to the Investment Law, a uniform corporate tax rate will apply to all qualifying income of the Preferred Enterprise.  The uniform corporate tax rate is 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel during 2014 and 2015.

The tax benefits under Amendment No. 68 also include accelerated depreciation and amortization for tax purposes during the first five-year period for productive assets that the Preferred Enterprise uses pursuant to the rates prescribed in the Investment Law. Preferred Enterprises located in specific locations within Israel (Zone A) are eligible for grants and/or loans approved by the Israeli Investment Center, as well as tax benefits. Our facility in Beit-Kama, Israel, is located in zone A.

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% as of 2014 (iii) non-Israeli resident – 20% as of 2014 subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The provisions of Amendment No. 68 do not apply to existing Privileged Enterprises or Approved Enterprises, which will continue to be entitled to the tax benefits under the Investment Law as in effect prior to Amendment No. 68. Nevertheless, a company owning such enterprises may choose to apply Amendment No. 68 to its existing enterprises while waiving benefits provided under the Investment Law as in effect prior to Amendment No. 68. A company owning a Privileged Enterprise or an Approved Enterprise that makes such election by July 30, 2015, will be entitled to distribute income generated by the Approved/Privileged Enterprise to its Israeli corporate shareholders tax free. Once a company elects to be classified as a Preferred Enterprise under the provisions of Amendment No. 68, the election cannot be rescinded and such company will no longer enjoy the tax benefits of its Approved/Privileged Enterprises.

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

We have previously received grants from the Office of the Chief Scientist for development of our anti-Rh product, Kam Rho (D) IM or IV, and our anti-rabies product, KamRAB. In 2006, we completed our obligations to pay royalties for these developments. We have a balance of royalty payments for inactive projects that we estimate to amount to approximately $500,000 as of December 31, 2014. In April 2008, we filed a request to close these inactive files, which was partially rejected by the Office of the Chief Scientist in September 2010, alleging that we were making use of the know-how accumulated in these files and are therefore required to pay royalties for certain products. According to the final assessment of the Office of the Chief Scientist, we are required to pay an amount of $93,000 as of December 31, 2014.

Taxation of Our Shareholders

This discussion does not address the tax consequences applicable to shareholders that own, or have owned at any time, directly or indirectly, 10% or more of our shares (“Controlling Shareholders”), and such shareholders should consult their tax advisers as to the tax consequences of owning or disposing of our shares.

Capital gains

Under present Israeli tax legislation, the tax rate applicable to real capital gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate (26.5% in 2014 and 2015).

Generally, as of January 1, 2006, the tax rate applicable to real capital gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 25%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares.  Additionally, if such a shareholder is considered a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2014 and 2015).

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 in 2014 and NIS 810,720 in 2015.

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

Dividends

Our company is obligated to withhold tax, at the rate of 20% effective as of January 1, 2014, upon the distribution of a dividend attributed to an Approved/Privileged Enterprise’s income, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israeli Tax Authorities allowing for a reduced withholding tax rate is obtained in advance. If the dividend is distributed from income not attributed to an Approved/Privileged Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 25% and (iii) non-Israeli residents (whether an individual or a corporation) — 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israeli Tax Authorities allowing for a reduced withholding tax rate is obtained in advance. Generally, the withholding rate will not be reduced under the Israel-U.S.A. Double Tax Treaty.

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

Based on the financial information currently available to us and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2014. However, this determination could be subject to change. If, contrary to our expectations, we were to be classified as a PFIC, U.S. Holders of ordinary shares may be required to file form 8621 with respect to their ownership of our ordinary shares in the year in which we were a PFIC. U.S. Holders of our ordinary shares should consult their tax advisors in this regard.

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

A 10% change in interest rates on our convertible debentures would cause an increase or decrease in interest expense of approximately $50,000 on an annual basis.

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

For the years ended December 31, 2014, 2013 and 2012, we have witnessed high volatility in the U.S. dollar exchange rate. This fact impacts our revenues from the Distribution segment, where prices are denominated in or linked to the NIS upon delivery of product while our expenses for the purchase of raw materials and imported goods in the Distribution segment are in U.S. dollars and part of our development and marketing expenses are paid in NIS.

We attempt to mitigate our currency exposure by matching assets denominated in NIS currency with liabilities denominated in NIS. In the Distribution segment, we attempt to mitigate foreign currency exposure by matching Euro denominated expenses with Euro denominated revenues. Additionally, we used, and from time to time, will continue to use, currency hedging transactions using financial derivatives, collars and forward currency contracts. We attempt to enter into forward currency contracts with critical terms that match those of the underlying exposure. As of December 31, 2014, we had open transactions in derivatives in the amount of approximately $12.7 million. We regularly monitor and review the need for currency hedging transactions in accordance with trend analysis.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
Year ended December 31, 2012	7.8
Year ended December 31, 2013	(6.4)
Year ended December 31, 2014	12.0

As of December 31, 2014, we had excess assets over liabilities denominated in NIS in the amount of $4.7 million. When the U.S. dollar appreciates against the NIS, we recognize financial expenses with respect to exchange rate differences. When the U.S. dollar devalues against the NIS, we recognize financial revenues.

As of December 31, 2014, we had foreign currency exposures to currencies other than U.S. dollars amounting to $5.0 million in excess liabilities over assets. Most of this exposure is to the Euro.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our financial assets by $0.5 million, $0.3 million and $0.1 million as of December 31, 2014, 2013 and 2012, respectively.

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

As of December 31, 2014, we have used a small portion of the net proceeds of our initial public offering. We intend to use the net proceeds we received from our initial public offering as disclosed in our Registration Statement on Form F-1.

Item 15.  Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2014, pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b) Report of   Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2014 was effective.

(c) Attestation Report of the Registered Public Accounting Firm. This annual report does not include an attestation report of the company’s registered public accounting firm because we qualify as an emerging growth company and, as such, are exempt from such attestation.

(d) Changes in Internal Control over Financial Reporting. During the period covered by this report, we have not made any changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

During the years ended December 31, 2014 and 2013, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay and Kasierer, a member of  Ernst & Young Global, independent registered public accounting firm:

	Year Ended December 31,
	2014	2013
Audit Fees(1)	$160,000	$160,000
Audit-Related Fees(2)	--	200,000
Tax Fees(3)	12,000	14,000
Total	$172,000	$374,000
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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2014, neither the company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the company’s ordinary shares.

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

PART III

Item 17.  Financial Statements

Consolidated Financial Statements are set forth under Item 18.

Item 18.  Financial Statements

Our Consolidated Financial Statements beginning on pages F-1 through F-58, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

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

4.25†	Third Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of September, 2014, by and between Kamada Ltd. and Baxter Healthcare Corporation.
4.26†	First Amendment to the Distribution Agreement, dated as of August 19, 2014, by and between Kamada Ltd. and TUTEUR S.A.C.I.F.I.A.
8.1	Subsidiaries of the Registrant.
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Ernst & Young Global, independent registered public accounting firm.
________

†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and the non-public information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KAMADA LTD.

By:	/s/ Gil Efron
Gil Efron
Chief Financial Officer

Date: April 28, 2015

Kamada Ltd. and its subsidiaries

Kamada Ltd.

Consolidated Financial Statements as of December 31, 2014

Kamada Ltd. and its subsidiaries

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Kamada Ltd.

We have audited the accompanying consolidated balance sheets of Kamada Ltd. ("the Company") as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive Income, changes in equity and cash flows for each of the three years ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	/S/ Kost Forer Gabbay & Kasierer
April 28, 2015	A member of Ernst & Young Global

Kamada Ltd. and its subsidiaries

Consolidated Balance Sheets

		As of December 31,
		2014	2013
	Note	In thousands
Current Assets
Cash and cash equivalents	5	$14,546	$59,110
Short-term investments	6	37,350	15,067
Trade receivables, net	7	17,514	17,882
Other accounts receivables	8	2,359	3,694
Inventories	9	25,423	21,933
		97,192	117,686

Property, plant and equipment, net	10	21,769	21,443
Other long term assets	11	179	250
		21,948	21,693
		119,140	139,379
Current Liabilities
Current maturities of convertible debentures	12,15	7,492	8,718
Trade payables	13	16,530	14,093
Other accounts payables	14	4,045	4,313
Deferred revenues	18a,b	2,919	5,454

		30,986	32,578

Non-Current Liabilities
Convertible debentures	15	-	7,498
Employee benefit liabilities, net	17	722	827
Deferred revenues	18a,b	7,015	8,506
		7,737	16,831

Shareholder's Equity	20

Ordinary shares of NIS 1 par value:
Authorized - 60,000,000 ordinary shares; Issued and outstanding – 35,988,563 and 35,959,939 shares at December 31, 2014 and 2013, respectively		9,208	9,201
Additional paid in capital		158,417	157,100
Conversion option in convertible debentures		1,147	2,218
Capital reserve due to translation to presentation currency		(3,490)	(3,490)
Capital reserve from hedges		(116)	156
Capital reserve from available for sale financial assets		10	(27)
Capital reserve from share-based payments		8,783	5,189
Capital reserve from employee benefits		(81)	(129)
Accumulated deficit		(93,461)	(80,248)
		80,417	89,970

		$119,140	$139,379

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries
Consolidated Statements of Comprehensive income (Loss)

		For the Year Ended December 31,
		2014	2013	2012
	Note	In thousands, except for share and per share data

Revenues from proprietary products		$44,389	$50,658	$46,445
Revenues from distribution		26,676	19,965	26,230

Total revenues	23a	71,065	70,623	72,675

Cost of revenues from proprietary products		32,617	27,104	26,911
Cost of revenues from distribution		23,406	17,112	23,071

Total cost of revenues	23b	56,023	44,216	49,982

Gross profit		15,042	26,407	22,693

Research and development expenses	23c	16,030	12,745	11,821
Selling and marketing expenses	23d	2,898	2,100	1,853
General and administrative expenses	23e	7,593	7,862	4,781
Operating income ( loss)		(11,479)	3,700	4,238

Financial income	23f	1,611	289	578
expense in respect of currency exchange and translation differences and derivatives instruments, net		-	(369)	(100)
expense in respect of revaluation of warrants to fair value		-	-	(576)
Financial expense	23f	(3,293)	(3,153)	(3,357)
Income (loss) before taxes on income		(13,161)	467	783
Taxes on income		52	24	523

Net Income ( loss)		(13,213)	443	260

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) on available for sale financial assets		37	(27)	-
Gain (loss) on cash flow hedges		(162)	303	366
Net amounts transferred to the statement of profit or loss for cash flow hedges		(110)	(376)	(137)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain from defined benefit plans		48	12	46
Total comprehensive income ( loss)		$(13,400)	$355	$535

Income (loss) per share attributable to equity holders of the Company:	24

Basic income (loss) per share		$(0.37)	$0.01	$0.01
Diluted income (loss) per share		$(0.37)	$0.01	$0.01

The accompanying notes are an integral part of the Consolidated Financial Statements

Kamada Ltd. and its subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Warrants	Conversion option in convertible debentures	Available for sale reserve	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	In thousands
Balance as of December 31, 2011	$6,928	$91,225	$325	$3,794	$-	$(3,490)	$--	$4,754	$(187)	$(80,951)	$22,398
Net income	-	-	-	-	-	-	-	-	-	260	260
Other comprehensive income	-	-	-	-	-	-	229	-	46	-	275
Total comprehensive income	-	-	-	-	-	-	229	-	46	260	535
Exercise of warrants and options into shares	276	5,649	(325)	-	-	-	-	(1,407)	-	-	4,193
Cost of share-based payment	-	-	-	-	-	-	-	1,267	-	-	1,267
Balance as of December 31, 2012	$7,204	$96,874	$-	$3,794	$-	$(3,490)	$229	$4,614	$(141)	$(80,691)	$28,393
Net income	-	-	-	-	-	-	-	-	-	443	443
Other comprehensive income (loss)	-	-	-	-	(27)	-	(73)	-	12	-	(88)
Total comprehensive income (loss)	-	-	-	-	(27)	-	(73)	-	12	443	355
Exercise of warrants and options into shares	62	1,275	-	-	-	-	-	(752)	-	-	585
Issuance of ordinary shares, net of issuance costs	1,749	51,053	-	-	-	-	-	-	-	-	52,802
Conversion of convertible debentures into shares	186	7,898	-	(1,576)	-	-	-	-	-	-	6,508
Cost of share-based payment	-	-	-	-	-	-	-	1,327	-	-	1,327
Balance as of December 31, 2013	$9,201	$157,100	$-	$2,218	$(27)	$(3,490)	156	$5,189	$(129)	$(80,248)	$89,970
Net loss	-	-	-	-	-	-	-	-	-	(13,213)	(13,213)
Other comprehensive income (loss)	-	-	-	-	37	-	(272)	-	48	-	(187)
Total comprehensive income (loss)	-	-	-	-	37	-	(272)	-	48	(13,213)	(13,400)
Exercise of options into shares	7	238	-	-	-	-	-	(157)	-	-	88
Conversion of convertible debentures into shares	(*	9	-	(1)	-	-	-	-	-	-	8
Expiration of conversion option on convertible debentures	-	1,070	-	(1,070)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	--	-	-	-	-	3,751	-	-	3,751
Balance as of December 31, 2014	$9,208	$158,417	$-	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417

The accompanying notes are an integral part of the Consolidated Financial Statements

(* Represent an amount lower than $1.

Kamada Ltd. and its subsidiaries
Consolidated Statements of Cash Flows

		For the Year Ended December 31,
		2014	2013	2012
	Note	In thousands

Cash Flows from Operating Activities

Net Income (loss)		$(13,213)	$443	$260

Adjustments to reconcile net loss to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	10, 11	2,788	3,001	3,044
Financial expenses, net		1,682	3,233	3,455
Cost of share-based payment	21	3,751	1,327	1,267
Income tax expense		52	24	523
Loss (gain) from sale of property and equipment		(2)	73	-
Change in employee benefit liabilities, net		(57)	121	38

		8,214	7,779	8,327
Changes in asset and liability items:

Increase in trade receivables, net		(869)	(3,445)	(6,662)
Decrease (increase) in other accounts receivables		(50)	(444)	451
Increase in inventories		(3,490)	(1,182)	(4,861)
Decrease (increase) in deferred expenses		1,209	(1,231)	89
Increase (decrease) in trade payables		3,261	1,579	(157)
Decrease (increase) in other accounts payables		(344)	264	322
Decrease in deferred revenues		(4,026)	(6,270)	(3,438)

Cash paid during the year for:		(4,309)	(10,729)	(14,256)

Interest paid		(1,210)	(1,968)	(2,200)
Interest received		758	663	249
Withholding taxes paid		(158)	(42)	(642)

		(610)	(1,347)	(2,593)

Net cash used in operating activities		$(9,918)	$(3,854)	$(8,262)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

		For the Year Ended December 31,
		2014	2013	2012
	Note	In thousands
Cash Flows from Investing Activities
Proceeds from sale of )investment in) short term investments, net		$(23,746)	$1,732	$665
Purchase of property and equipment and intangible assets	10	(3,076)		(4,609)
Restricted cash, net		-	-	1,512
Proceeds from sale of property and equipment		3	8	-

Net cash used in investing activities		(26,819)	(3,903)	(2,432)

Cash Flows from Financing Activities

Proceeds from exercise of warrants and options		88	562	2,978
Proceeds from issuance of ordinary shares, net		-	52,953	-
Short term credit from bank and others, net		-	(12)	(12)
Repayment of convertible debentures	15	(7,728)	(4,295)	-

Net cash provided by (used in) financing activities		(7,640)	49,208	2,966

Exch Exchange differences on balances of cash and cash equivalent		(187)	793	220

Increase (decrease) in cash and cash equivalents		(44,564)	42,244	(7,508)

Cash and cash equivalents at the beginning of the year		59,110	16,866	24,374

Cash and cash equivalents at the end of the year		$14,546	$59,110	$16,866

Significant non-cash transactions
Issuance expenses accrued in other accounts payable		$-	$151	$-
Exercise of warrants presented as liability		$-	$23	$1,215
Exercise of convertible debentures into shares		$7	$6,508	$-

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 1: -	General

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

The Company's activity is divided into two operating segments:

Proprietary Products	Development, manufacture and sale of plasma-derived therapeutics products.

Distribution	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

The Company's securities are listed for trading on the Tel Aviv stock exchange and  on the NASDAQ.

b.	The Company has three fully-owned subsidiaries – Kamada Inc, Kamada Biopharma Limited and Bio-Kam Ltd which are not active. In addition the Company owns 74% of Kamada Assets Ltd. ("Kamada Assets").

c.	Definitions

In these Financial Statements –

The Company	-	Kamada Ltd.

The Group	-	The Company and its subsidiaries.

Subsidiary	-	A company which the Company has a control over (as defined in IFRS 10) and whose financial statements are consolidated with the Company's Financial Statements.

Related parties	-	As defined in IAS 24.

USD/$	-	U.S. dollar.

NIS	-	New Israeli Shekel

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies

a.	Basis of presentation of financial statements

1.	These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

2.	Measurement basis:

The Company's Financial Statements are prepared on a cost basis, except for financial instruments (including derivatives) at fair value through profit or loss such as available for sales financial assets, employee benefit assets and employee benefit liabilities.

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

d.	Functional currency, presentation currency and foreign currency

1.	Functional currency and presentation currency

The consolidated financial statements are presented in U.S. dollars, which is the group's functional and presentation currency.

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

Short-term bank deposits with a maturity of more than three months from the deposit date but less than one year, available for sale financial investments (debentures)  and financial assets held for trading at fair value through profit or loss (debentures and investment in equity).

g.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. Impaired debts are derecognized when they are assessed as uncollectible. As of December 31, 2014 and 2013, the balance of allowance for doubtful accounts was $433 thousands and $486 respectively.

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

The Company periodically evaluates the condition and age of inventories and makes provisions for inventories with a lower market value or which are slow moving.

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

-
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

The useful life of the aforementioned computer systems is five years.

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

The right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. In order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right to expire.

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

a.	IFRS 15 – Revenues from contracts with customers

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the Company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

IFRS 15 is to be applied retrospectively for annual periods beginning on or after January 1, 2017. Early adoption is permitted. IFRS 15 allows an entity to choose to apply a modified retrospective approach.

The Company is evaluating the possible impact of IFRS 15 but is presently unable to assess its effect, if any, on the financial statements.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 4: -	DISCLUSURE OF NEW IFRS IN THE PERIOD (CONT.)

b.	IFRS 9 - Financial Instruments

In July 2014, the IASB completed the final element of its comprehensive response to the financial crisis by issuing IFRS 9Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. The new Standard will come into effect on January 1, 2018 with early application permitted.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company is evaluating the possible impact of IFRS 9 but is presently unable to assess its effect, if any, on the financial statements.

NOTE 5: -	CASH AND CASH EQUIVALENTS

	December 31,
	2014	2013
	In thousands

Cash and deposits for immediate withdrawal	$8,382	$40,145
Cash equivalents in USD deposits (1)	164	18,000
Cash equivalents in NIS deposits (1)	6,000	965

	$14,546	$59,110

(1)	The deposits as of December 31, 2014 and 2013 bear interest set by period 0.02%-0.12% per year, and 0.15%-0.84%, respectively.

Note 6: -	Short-Term Investments

	December 31,
	2014	2013
	In thousands

Marketable securities (equity and debt) at fair value through profit or loss	$8,820	$5,692
Available for sale debt securities	28,530	9,375

	$37,350	$15,067

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 7: -      Trade Receivables, net

	December 31,
	2014	2013
	In thousands
Open accounts (1):
In NIS	$7,988	$8,630
In USD	9,744	9,692
	17,732	18,322

Checks receivable	215	46

	17,947	18,368

Less allowance for doubtful accounts (2)	(433)	(486)

Trade receivables, net	$17,514	$17,882

(1)	Customer debts do not bear interest. The average number of customer credit days is 76 days.

(2)	Allowance for doubtful accounts:

December 31, 2013	$(486)
Additions charged to costs	(83)
Deductions	136
December 31, 2014	$(433)

An analysis of past due but not impaired trade receivables with reference to reporting date:

	Neither past due nor impaired	Past due trade receivables with aging of
		Up to 30 Days	30-60 Days	60-90 Days	90-120 Days	Over 120 days	Total
	In thousands

December 31, 2014	$15,133	$1,187	$662	$146	$23	$148	$17,299

December 31, 2013	$16,540	$330	$28	$94	$75	$769	$17,836

Note 8: -	Other accounts Receivables

	December 31,
	2014	2013
	In thousands

Materials for clinical trials	$231	$1,355
Prepaid expenses	1,149	1,168
Government authorities	674	407
Financial derivatives, net	-	208
Receivables for unpaid interest	249	80
Receivables for exercise of options	-	470
Other	56	6

	$2,359	$3,694

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 9: –     Inventories

	December 31,
	2014	2013
	In thousands

Finished products (1) (2)	$9,999	$10,982
Purchased products	5,743	2,848
Work in progress	6,109	4,159
Raw materials	3,572	3,944

	$25,423	$21,933

(1)	As of December 31, 2013 the Company included finished products in the amount of $ 238 thousands, under long-term inventory.

(2)
The Company has undertaken certain activities to increase the production capacity of its manufacturing facility in Beit Kama. A request for approval of these adjustments from the FDA was filed. The Company received the approval by the FDA on July 23, 2014 .During the second quarter of 2014 an inventory in the amount of $3.0 million, produced using the improved manufacturing process, was written off due to a short shelf life of the inventory and reevaluation by the Company of the fair value of such inventory.

Note 10: –   Property, Plant and equipment

a.	Composition and movement:

2014

	Land and Buildings(1)	Machinery and Equipment (1)	Vehicles	Computers, Equipment and Office Furniture	Leasehold Improvements	Total
	In thousands
Cost

Balance at January 1, 2014	$25,057	$20,859	$86	$3,791	$1,010	$50,803
Additions	1,204	1,417	8	372	46	3,047
Sale of property and equipment	-	(3)	-	(4)	-	(7)

Balance as of December 31, 2014	26,261	22,273	94	4,159	1,056	53,843

Accumulated Depreciation

Balance as of January 1, 2014	8,511	16,912	73	2,864	1,000	29,360
Additions	1,317	1,020	5	374	4	2,720
Sale of property and equipment	-	(3)	-	(3)	-	(6)

Balance as of December 31, 2014	9,828	17,929	78	3,235	1,004	32,074

Depreciated cost as of December 31, 2014	$16,433	$4,344	$16	$924	$52	$21,769

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 10: –	Property, Plant and equipment (cont.)

2013

	Land and Buildings(1)	Machinery and Equipment (1)	Vehicles	Computers, Equipment and Office Furniture	Leasehold Improvements	Total
	In thousands
Cost

Balance at January 1, 2013	$20,627	$20,205	$86	$3,319	$1,010	$45,247
Additions	4,430	741	-	472	-	5,643
Sale of property and equipment	-	(87)	-	-	-	(87)

Balance as of December 31, 2013	25,057	20,859	86	3,791	1,010	50,803

Accumulated Depreciation

Balance as of January 1, 2013	7,340	15,519	67	2,496	998	26,420
Additions	1,171	1,399	6	368	2	2,946
Sale of property and equipment	-	(6)	-	-	-	(6)

Balance as of December 31, 2013	8,511	16,912	73	2,864	1,000	29,360

Depreciated cost as of December 31, 2013	$16,546	$3,947	$13	$927	$10	$21,443

(1)	Including labor costs charged in 2014 and 2013 to the cost of facilities, machinery and equipment to the amount of $ 609 thousands and $ 326 thousands, respectively.

b.	As for liens, see Note 19.

c.	Capitalized leasing rights of land from the Israel land administration.

	December 31,
	2014	2013
	In thousands

Under finance lease	$1,051	$1,063

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

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 11: -    Long Term Assets

	December 31,
	2014	2013
	In thousands

Long term leasing deposits	$76	$23
Intangibles assets, net	103	142
Materials for clinical trials	-	85

	$179	$250

Amortization expenses of intangible assets in the amount of $68 thousands and $62 thousands for 2014 and 2013, respectively, are classified under general and administrative expenses.

Note 12: –	current maturities of convertible debenture

	Linked to NIS
	December 31,
	2014	2013
	In thousands

Current maturities of convertible debenture	$7,492	$8,718

Note 13: -	Trade Payables

	December 31,
	2014	2013
	In thousands

Open debts mainly in USD	$13,075	$10,739
Open debts in NIS	3,277	3,105

	16,352	13,844
Notes payable	178	249

	$16,530	$14,093

Supplier debts do not bear interest. The average number of supplier credit days is 107 days.

Note 14: –	Other accounts Payables

	December 31,
	2014	2013
	In thousands

Employees and payroll accruals	$3,045	$3,183
Derivatives instruments	76	-
Accrued Expenses and Others	924	1,130

	$4,045	$4,313

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Convertible debentures

The debentures are unlinked and bear variable yearly interest plus a yearly margin of 6.1% over the yearly interest rate borne by "Israeli Government Bonds 817" throughout the interest period. The debentures are convertible on each business day, and each NIS 37.12 par value of debentures (Series C) shall be convertible to one ordinary share of NIS 1 par value.

During the fourth quarter of 2014 and 2013 an amount of $7 thousands and $ 6,508 thousands was converted into common shares. On December 1, 2014 and 2013, the Company paid an amount of $ 7,728 thousands and $ 4,295 thousands, respectively, of the principal amount.

As of December 31, 2014, the Company had convertible debentures with nominal value of NIS 30,246 thousands, payable on December 1, 2015.

Note 16: -	Financial Instruments

a.	Classification of financial assets and liabilities

The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments in pursuant to IAS 39:

	December 31,
	2014	2013
	In thousands
Financial assets

Financial assets at fair value:
Marketable securities (equity and debt) – through profit or loss	$8,820	$5,692
Available for sale debt securities	28,530	9,375
Derivatives instruments	-	208
	$37,350	$15,275

Financial liabilities

Financial liabilities at fair value through profit or loss:
Derivatives instruments	$76	$-
Financial liabilities measured at amortized cost:
Convertible debentures	$7,492	$16,216

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Financial Instruments (cont.)

b.	Financial risk factors

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

As of December 31, 2014, the Company has a position in derivatives intended to hedge decreases in the exchange rate of the USD vs. the NIS, over excess receipts in the NIS expected for 2014 (see also f. below).

b)	Interest rate risk

The Company is exposed to risks of changes in the market interest rates on convertible debentures with floating interest rates.  The Company's interest rate risk mainly derives from convertible debentures and financial debenture assets.

c)	Price risk

As of December 31, 2014, the Company has financial instruments, shares and debentures, classified as financial assets measured at fair value through profit or loss and Available for sale financial investments, for which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price.

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

Average credit days for trade receivables are 76 days. The Company regularly monitors the credit extended to its customers and their general financial condition, and, when necessary, requires collateral as security for these debts such as letters of creditor down payments. In addition, the Company partially insures its overseas sales with foreign trade risk insurance.

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

Short-term investments include short-term deposits with low risk for a period less than three months. The Company’s marketable securities consist of investment-grade corporate bonds, U.S and Israeli Governments bonds and equity investments. The Company’s investment policy, limits the amount the Company may invest in any one type of investment or issuer and the average maturities of the bond portfolio, thereby reducing credit risk concentrations.

The Company has not experienced any significant losses on its short term investments.

c)	Foreign currency derivative contracts:

The Company is exposed to foreign currency exchange movements, primarily in Israel. Consequently, it enters into various foreign currency exchange  contracts with major financial institutions.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Financial Instruments (cont.)

3.	Liquidity risk

The table below summarizes the maturity profile of the Company's financial liabilities based on contractual undiscounted payments:

December 31, 2014

	Less than one year	1 to 2	2 to 3	3 to 4	Total
	In thousands

Trade payables	$16,530	-	-	-	$16,530
Other accounts payables	4,045	-	-	-	4,045
Convertible debentures (including interest)	8,275	-	-	-	8,275

	$28,850	$-	$-	$-	$28,850

December 31, 2013

	Less than one year	1 to 2	2 to 3	3 to 4	Total
	In thousands

Trade payables	$14,093	-	-	-	$14,093
Other accounts payables	4,313	-	-	-	4,313
Convertible debentures (including interest)	9,930	9,324	-	-	19,254

	$28,336	$9,324	$-	$-	$37,660

c.	Fair value

The following table demonstrates the carrying amount and fair value of the financial instruments presented in the financial statements not at fair value:

	Carrying Amount		Fair Value
	December 31,		December 31,
	2014	2013	2014	2013
	In thousands
Financial liabilities
Convertible debentures	$7,492	$16,216	$8,065	$24,637

The fair value of the Convertible debenture was based on quoted prices in the Israeli Tel Aviv stock exchange (Level 1).

The carrying amount of cash and cash equivalents, trade and other receivables, trade and other payables approximates their fair value, due to the short term maturities of the instruments.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Financial Instruments (cont.)

d.	Classification of financial instruments by fair value hierarchy

Financial assets measured at fair value:

	Level 1	Level 2
	In thousands
December 31, 2014

Marketable securities at fair value through profit or loss:
Equity shares	$587	$-
Mutual funds	577	-
Exchange traded notes	46	-
Debt securities (corporate and government)	7,610	-
Available for sale debt securities (corporate and government)	-	28,530

	$8,820	$28,530

December 31, 2013
Derivatives instruments qualified for hedging	$-	$208
Marketable securities at fair value through profit or loss:
Equity securities	1,014	-
Debt securities (corporate and government)	4,678	-
	5,692	208

Available for sale debt securities (corporate and government)	$-	$9,375

	$5,692	$9,583

Financial liabilities measured at fair value:

	Level 1	Level 2
	In thousands
December 31, 2014
Derivatives instruments qualified for hedging	$-	$76

During 2014 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Financial Instruments (cont.)

	December 31,
	2014	2013
	In thousands
Sensitivity test to changes in market price of listed Securities

Gain (loss) from change:
5% increase in market price	$1,868	$753
5% decrease in market price	$(1,868)	$(753)

Sensitivity test to changes in interest rates

Gain (loss) from change:
1% interest rate increase	$(105)	$(199)
1% interest rate decrease	$105	$199

Sensitivity test to changes in foreign currency:

Gain (loss) from change:
5% increase in NIS	$239	$(135)
5% decrease in NIS	$(239)	$135
5% increase in Euro	$(247)	$(87)
5% decrease in Euro	$247	$(87)

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

e.	Linkage terms of financial liabilities by groups of financial instruments pursuant to IAS 39:

	December 31,
	In thousands
	2014	2013
Convertible debenture measured at amortized cost- In NIS:	$7,492	$16,216

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Financial Instruments (cont.)

f.	Derivatives and hedging:

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

Cash flow hedges:

As of December 31, 2014, the Company held NIS/USD hedging contracts (cylinder contracts) designated as hedges of expected future salaries expenses and for expected future purchases from Israeli suppliers.

The main terms of these positions were set to match the terms of the hedged items.

Cash flow hedges of the expected salaries expenses in December 31, 2014 was estimated as highly effective  and accordingly a net unrecognized loss was recorded in  other comprehensive income (loss) in the amount of $ 116 thousands.

Note 17: -	Employee Benefit Liabilities, NET

Employee benefits consist of short-term benefits and post-employment benefits.

a.	Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Company's liability is accounted for as a post-employment benefit. The computation of the Company's employee benefit liability is made in accordance with a valid employment contract or a collective employees agreement based on the employee's salary and employment term which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plans, as detailed below:

1.	Defined contribution deposit:

The Company’s agreements with part of its employees are in accordance with section 14 of the Israeli Severance Pay Law. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. The expenses for the defined benefit deposit  in 2014 and 2013 were $ 453 thousands and $ 130 thousands respectively.

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

3.	Expenses recognized in comprehensive income (loss):

	Year Ended December 31,
	2014	2013	2012
	In thousands

Current service cost	$455	$636	$635
Interest expenses, net	23	24	22
Current service cost due to the transfer of real yield from the compensation component to the royalties component in executive insurance policies before 2004.	(9)	1	9

Total employee benefit expenses	$469	$661	$666

Actual return on plan assets	$295	$250	$176

The expenses are presented in the Statement of Comprehensive income (loss) as follows

	Year Ended December 31,
	2014	2013	2012
	In thousands

Cost of revenues	$244	$450	$421
Research and development	101	118	88
Selling and marketing	14	17	5
General and administrative	110	76	152

	$469	$661	$666

4.	The plan assets (liabilities), net:

	December 31,
	2014	2013
	In thousands

Defined benefit obligation	$(5,496)	$(5,539)
Fair value of plan assets	4,774	4,712
Total liabilities, net	$(722)	$(827)

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Employee Benefit Liabilities, NET (cont.)

5.	Changes in the present value of defined benefit obligation

	2014	2013
	In thousands

Balance at January 1,2014	$5,539	$4,634

Interest costs	178	169
Current service cost	455	636
Benefits paid	(120)	(365)
Demographic assumptions	(5)	18
Financial assumptions	9	79
Currency Exchange	(560)	368
Balance at December 31,2014	$5,496	$5,539

6.	Plan assets

a)	Plan assets

Plan assets comprise assets held by a long-term employee benefit funds and qualifying insurance policies.

b)	Changes in the fair value of plan assets

	2014	2013
	In thousands

Balance at January 1, 2014	$4,712	$3,916

Expected return	155	145
Contributions by employer	338	568
Benefits paid	(25)	(335)
Demographic assumptions	-	(27)
Financial assumptions	3	136
Current service cost due to the transfer of real yield from the compensation component to the royalties component in executive insurance policies before 2004.	9	(1)
Currency exchange	(418)	310

Balance at December 31, 2014	$4,774	$4,712

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Employee Benefit Liabilities, NET (cont.)

7.	The principal assumptions underlying the defined benefit plan

	2014	2013	2012
	%

Discount rate of the plan liability	4	4.23	5.1

Future salary increases	4	4	4

The sensitivity analyses below have been determined based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period.

If the discount rate would be one percent higher (lower), the defined benefit obligation would decrease (increase) by $179 thousands ($285 thousands) if all other assumptions were held constant.

If the expected salary growth would increase by 1% the defined benefit obligation would increase by $261 thousands.

In November 2014, the staff of the Israel Securities Authority issued Accounting Position Paper No. 21-1 regarding the existence in Israel of a deep market in high quality corporate bonds ("the Position Paper") for the purpose of determining, in accordance with IAS 19, the discount rate to be used for defined benefit obligations and other long-term benefits in the Israeli currency. According to the Position Paper, the transition from the use of yields based on Government bonds to market yields based on high quality corporate bonds linked to the Consumer Price Index should be accounted for prospectively as a change in accounting estimate. The effect of the change in the discount rate is immaterial.

Note 18: -    Contingent Liabilities and commitments

a.
On August 23, 2010, the Company entered into a collaboration agreement with Baxter Healthcare Corporation ("Baxter"), an international biopharmaceutical company traded on the New York Stock Exchange, and specializing, among other things, in the development, manufacture, marketing and sale of  pharmaceutical products, consisting of three main agreements (1) the appointment of Baxter as the sole distributer of the Company's AAT IV drug (" Glassia ®") in the United States, Canada, Australia and New Zealand ("the Territory" and "the Distribution Agreement", respectively); (2) granting licenses to Baxter for the use of the Company's knowhow and patents for the production, continued development and sale of Glassia ® and other IV products by Baxter ("the License Agreement") in the Territory and (3) an agreement to provide raw materials, produced by Baxter, and used for the production of Glassia ® ("the Raw Materials Supply Agreement"). Pursuant to the agreements, payments were set for the Company for meeting milestones at a total sum of $ 45 million, Glassia ® purchases at a minimum sum of $ 60 million over the first five years from the signing of the distribution agreement and royalties at a sum of no less than $ 5 million per year, starting from the beginning of the sale of Glassia ® produced by Baxter in accordance with the License Agreement. Net sums received in advance were recorded as deferred revenues and are recognized as revenues according to the actual rate of sales, according to the sales forecast, in the Distribution Agreement period, which is currently expected to end by the end of 2017, with the start of production by Baxter. Non-refundable revenues due to the achievement of milestones are recognized upon reaching the milestone.

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

On May 14, 2013, the Company and Baxter amended the license agreement and the distribution agreement to extend the period of minimum purchases of Glassia to six years until 2016.

In September 2014, the Company and Baxter secondary amended the distribution agreement to extend the period of minimum purchases of Glassia to seven years, until 2017 (including all revenues from Baxter excluding the royalty payments), and to increase the minimum revenues under the distribution agreement to $191 million from $110 million over the first five years commencing with the signing of the distribution agreement and a minimum of $165 million contained in the May 2013 amendment. In addition, the Company supply of Glassia to Baxter has been extended through 2017 and that the transition to royalty payments for Glassia produced by Baxter is not expected to begin before 2018.

During the second quarter of 2013, the Company completed an additional milestone under the amended license agreement related to the transfer of technology to Baxter. The Company received payment of $4.5 million which was recognized as revenues during the second quarter of 2013.

As of December 31, 2014, the Company received a total of $61.6 million for the achievement of part of the milestones and an advance in respect of the distribution agreement.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 18: -    Contingent Liabilities and commitments (cont.)

b.
On August 2, 2012, the Company entered into a strategic agreement with CHIESI FARMACEUTICI S. P. A, a fully integrated European Pharmaceutical company focused on respiratory disease and special care products ("Chiesi "). According to the agreement, Chiesi will be an exclusive distributor of the AAT inhaled product of the Company for treatment of alpha-1 antitrypsin deficiency ("Product") in Europe. Chiesi will be responsible for, among other things, product marketing, patients screening and obtaining reimbursement approvals for the product ( "distribution agreement"). As part of the distribution agreement, the Company shall be entitled to receive payments of up to $ 60 million, contingent of meeting regulatory and sales milestones. In addition, Chiesi has committed to purchase products in minimum quantities during a period of five years commencing after receiving reimbursement approvals required. The agreement is for a period of 12 years from signature.

In August, 2012, the Company received non-refundable upfront payment for the first milestones in the agreement. This amount was recorded under deferred revenue and revenue is recognized on a straight line basis over the expected period of achieving the milestones.

c.
In accordance with the Law for the Encouragement of Industrial Research and Development, 1984, the Company received grants from the State of Israel for its research and development expenses, carried out pursuant to plans approved by the office of the Chief Scientist ("OCS"). In accordance with the letters of approval in question, the Company has undertaken to pay royalties to the OCS, calculated on the basis of the proceeds from the sale of products the Company took part in developing. The Company completed its obligation to pay royalties for active projects. The balance of the maximum sum of royalties for inactive projects, according to the Company's estimates, amounts to $ 500 thousands as of December 31, 2014. In April 2008, the Company filed a request to close inactive files, which was partially rejected by the OCS in September 2010, on grounds that the Company was making use of the knowhow accumulated in these files and it was required to pay royalties for certain products. As of December 31, 2014  the Company recorded a provision in the amount of $93 thousands due such OCS royalty payment.

d.	The Company has engaged in operating lease agreements for office and storage spaces. These agreements will expire between 2015 and 2017.

Minimum future lease fees for the office and storage spaces as of December 31, 2014 are as follows:

In thousands

2015	340
2016	340
2017	85
765

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 18: -	Contingent Liabilities and commitments (cont.)

e.	The Company has engaged in operating lease agreements for the vehicles in its possession. These agreements will expire between 2015 and 2017.

Minimum future lease fees for the existing vehicles as of December 31, 2014 are as follows:

In thousands
2015	328
2016	225
2017	72
625

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

g.
In August 2007, the Company entered into a long-term agreement with a multinational European company for the purchase of a raw material used for the development and manufacture of medicines at graded amounts and prices. In addition to the price paid by the Company for the raw material, the Company will pay the supplier an additional sum upon the sale of the product manufactured from the raw material in the territories set in the agreement, after receiving regulatory approvals. As of December 31, 2014, the regulatory approval was not yet received.

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
On November 28, 2002, the Company entered into an employment agreement with David Tsur with respect to his employment as its chief executive officer, effective as of October 1, 1984, which has subsequently been amended from time to time. Under the employment agreement, as amended, David Tsur is entitled to the following:

•
A monthly gross salary of NIS 85,000 (or $21,850) (and NIS 80,000 (or $20,565) for purposes of social benefits).  In January, 2014 the gross salary was updated to NIS 93,000 (or $23,907) (and NIS 88,000 (or $22,622) for purposes of social benefits)

•
A public offering bonus equal to 2% of the net proceeds from a public offering completed during the term of his employment or within three months following the termination of his employment, in any event not to exceed $1,000,000 for each public offering. An amount of $1,000,000 was paid in 2013 after the IPO on the NASDAQ, which was recorded in income statement under General and Administrative.

During 2014 and 2013 the Company recorded $27 thousands and $173 thousands, respectively, for bonus to the CEO. Bonus to the CEO is subject to approval by the shareholders general assembly.

i.
In October 2009, the Company entered into an agreement with a company specializing in administering clinical trials, Contract Research Organization ("CRO"), which will serve as CRO for the clinical trial (Phase II/III) in Europe for the inhaled AAT drug used for the treatment of Alpha One . The study was extended in 2013 for an additional 12 months treatment for eligible patients. The total scope of payments to the CRO may reach $14.6 million, payable over the trial period, which was completed on December 14, 2014, and the additional results analysis over 2015.. This amount was recorded in R&D expenses in accordance with its actual scope and progress rate. The payments  includes  payments made through the CRO to the trial sites and to the various service providers regarding the trial at sums and payment conditions set following negotiations between the CRO and those sites and suppliers, and which were approved in advance by the Company. As of December 31, 2014, the Company accrued a provision of $ 2.5 million.

In October 2013, the Company entered into an agreement with another CRO for its phase II/III clinical trial for treatment of AAT for newly diagnosed type one diabetes patients. The total scope of payment to the CRO may reach $9.1 million, payable over the trial period which is expected to last over four years, including payments to trial sites and various service providers in the trial.

In June 2013, the Company entered into an agreement with another CRO for its phase II clinical trial for the inhaled AAT drug used for the treatment of hereditary emphysema. The total scope of payment to the CRO may reach $3.3 million, payable over the trial period which is expected to last over two years, including payments to trial sites and various service providers in the trial

j.
On July 19, 2011, the Company signed a strategic collaboration agreement with an international pharmaceutical company in the area of clinical development, marketing and sales in the United States of a passive inoculation for the prevention of rabies in human beings, KamRAB, which was developed, manufactured and marketed by the Company. According to the agreement, the partner shall bear all of the costs required to carry out the third stage clinical trial. It was agreed that the costs involved in registering the drug at the U.S. Food and Drug Administration (FDA) will be divided equally between the parties. As of December 31,2014 the study was complete and results are expected in 2015.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 19: -	Guarantees

In order to guarantee the rental payments for an office in Ness Ziona and other obligations, the Company provided bank guarantees as of December 31, 2014, in the amount of $ 176 thousands.

Note 20: -    Equity

a.	share capital

	December 31, 2014		December 31, 2013
	Authorized	Outstanding	Authorized	Outstanding
ordinary shares of NIS 1 par value	60,000,000	35,988,563	60,000,000	35,959,939

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

During 2013, and 2012, 22,576 and 831,290 warrants, respectively, were exercised into 3,445 and 665,695 ordinary shares of NIS 1 par value each. The exercise in 2013 was on a non-cash net basis and the exercise in 2012 was for consideration of $1,889 thousands.

As of December 31 2014, the Company has 30,246,078 debentures (Series C) of NIS 1 par value convertible to 814,819 ordinary shares of NIS 1 par value each.

Regarding options granted to employees, see Note 21 below.

d.	Capital management in the Company

The Company's goals in the management of its capital are to preserve capital ratios that will ensure stability and liquidity to support business activity and create maximum value for shareholders.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 21: -	Share-Based Payment

a.	Expense recognized in the financial statements

The share based payment expense that was recognized for services received from employees and directors is presented in the following table:

	For the Year Ended December 31
	2014	2013	2012
	In thousands
Cost of revenues	$1,136	$406	$705
Research and development	725	115	213
Selling and marketing	178	27	51
General and administrative	1,712	779	298
Total share-based payment	$3,751	$1,327	$1,267

On July 6, 2005, the Company's Board of Directors approved an unlisted options plan for employees and consultants ("2005 Option Plan ") andon July 24, 2011, the Company's Board of Directors approved a new unlisted Options Plan ("2011 Option Plan " and with 2005 option plan -" Option Plans").  Options are generally vest during a four-year period following the date of the grant in 13 installments: 25% of the options vest on the first anniversary of the grant date and 6.25% options vest at the end of each quarter thereafter.

On November 14, 2013 the Company Board of Directors approved an increase of the pool of shares allocated for grant under the 2011 option plan to a total of 1,185,000 shares.

b.	Option granted to the Company's Chief Executive Officer ("CEO")

1.
On December 11, 2012, the Company's board of directors approved a grant of 120,000 options to the Company CEO to purchase 120,000 ordinary Company shares of NIS 1 par value each. The options were subject to the approval of the general shareholders meeting.

 On April 9, 2013, the Company's board of directors modified certain terms of the options granted to the Company CEO on December 11, 2012, by increasing the number of options granted from 120,000 to 150,000 and by changing the exercise price to NIS 41.47. The options are vested as follows: (1) 25% - at the end of the first year from the IPO; (2) 75% - over a period of three years, on a quarterly basis, after the vesting of the first 25% options. On May 26, 2013 ("the Grant Date"), the Company's general shareholders meeting approved the grant of the options to the Company's CEO.

The fair value of the options was estimated at $ 625 thousands according a calculation formula based on the Binominal Model.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 21: -    Share-Based Payment (CONT.)

2.
On November 14, 2013 the Company's Board of Directors approved the grant, for no consideration, of 150,000 options to the CEO, exercisable into 150,000 ordinary shares at an exercise price of NIS 56.94. On January 28, 2014, the Company's general shareholders meeting approved the grant of the options to the Company's CEO. The fair value of the options was estimated at $896 thousands.

c.	Employees options

1.
During 2012, 2013 and 2014 the Company's Board of Directors approved the grant, for no consideration, of 216,313, 732,850 and 20,000, options, respectively to employees. The fair value of the options was estimated at $580 thousands, $3,415 thousands and $140 thousands respectively

2.
On December 11, 2012, the board of directors approved a grant of 100,000 options to the Company Chief Financial Officer to purchase 100,000 ordinary Company shares of NIS 1 par value each. 20,000 options are exercisable in 13 installments, 25% of the options vest on the first anniversary of the grant date and 6.25% vest at the end of each quarter thereafter at an exercise price of NIS 31.90.

The remaining 80,000 options have an exercise price of 90% of the Company initial public offering price in the NASDAQ - NIS 34.06 and vest as follows: (1) 25% - at the end of the first year from the IPO; (2) 75% - over a period of three years, on a quarterly basis, after the vesting of the first 25% options.

According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $ 442 thousands.

d.	Directors options

On November 14, 2013 the Company's Board of Directors approved the grant, for no consideration, of 180,000 options to the directors of the Company exercisable into 180,000 ordinary shares at an exercise price of NIS 56.94. On January 28, 2014, the Company's general shareholders meeting approved the grant of the options to the Company's directors. The fair value of the options was estimated at $1,075 thousands.

e.	Consultants options

On November 14, 2013 the Company's Board of Directors approved the grant, for no consideration, of 10,000 options to two consultants of the Company exercisable into 10,000 ordinary shares at an exercise price of NIS 56.94. The fair value of the options was estimated at $54 thousands.

f.	During 2014, 35,133 options were exercised by employees to 27,837 ordinary shares of NIS 1 par value, in consideration of $88 thousands.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 21: -    Share-Based Payment (CONT.)

Change during the Year

The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee and service provider option plans during the year:

	2014		2013		2012
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In NIS		In NIS		In NIS

Outstanding at beginning of year	2,471,507	37.53	1,674,781	20.55	1,674,092	26.42
Granted	20,000	54.68	(*)1,102,850	56.00	436,313	27.03
Exercised	(35,133)	15.20	(262,773)	25.28	(361,717)	12.05
Forfeited	(59,483)	38.63	(43,351)	25.28	(73,907)	22.55

Outstanding at end of year	2,396,891	37.98	2,471,507	37.53	1,674,781	20.55
Exercisable at end of year	1,276,920	27.67	797,015	16.80	719,408	15.15
The weighted average remaining contractual life for the share options		3.84		4.88		4.26

*) Includes 330,000 options which were granted to the CEO (150,000 options) and the directors (180,000 options) on November 28,2013, and were approved on the Company's general shareholders meeting on January 28, 2014. (Also see b2 and d above).

The range of exercise prices for share options outstanding as of December 31, 2013 and 2014 were NIS 11- NIS 57.

Measurement of the fair value of equity-settled share options

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options since the options were granted to employees.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan:

	2014	2013	2012

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	30-50	29-53	29-54
Risk-free interest rate (%)	0.92 – 3.24	0.88 – 3.18	1.86 – 4.13
Contractual term of up to (years)	6.5	6.5	6.5
Exercise multiple	2	1.75-2	1.75-2
Weighted average share prices (NIS)	55.08	49.7	18.75
Expected average forfeiture rate (%)	0-5	0-5	0-5

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 22: -	TAXES ON INCOME

a.	Tax laws applicable to the Company

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

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period.  The uniform corporate tax rate will be 7 % in areas in Israel designated as Development Zone A and 12.5% elsewhere in Israel during 2014, 9% and 16%, respectively, in 2014.

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

To date, the Company has not elected to be classified as a Preferred Enterprise according to Amendment No. 68.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 22: -	TAXES ON INCOME(CONT.)

b.	Tax rates applicable to the Company

The Israeli corporate tax rate was 26.5% in 2014 and 25% in 2013 and 2012.

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

d.	Carry forward losses for tax purposes and other temporary differences

As of December 31, 2014, the Company has carry forward losses and other temporary differences amounting to $ 83 million.

e.	Deferred taxes:

The Company did not recognize deferred tax assets for carry forward losses and other temporary differences, because their utilization in the foreseeable future is not probable.

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

Note 23: -	Supplementary Information to the Statements of Comprehensive loss

		Year Ended December 31,
		2014	2013	2012
		In thousands
a.	Additional information about revenues

	Revenues from major customers each of whom amount to 10% or more, of total revenues

	Customer A – Proprietary products	$26,606	$28,376	$30,599
	Customer B – Proprietary products and Distribution Segment	12,352	8,747	15,296

		$38,958	$37,123	$45,895

Revenues based on the location of the customers, are as follows:

	Year Ended December 31,
	2014	2013	2012
	In thousands

Israel	$32,040	$26,280	$30,336
U.S.A.	26,001	28,805	30,974
Europe	5,265	6,737	3,370
Latin America	5,121	5,943	4,367
Asia	2,120	2,856	3,391
Others	518	2	237

	$71,065	$70,623	$72,675

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 23: -	Supplementary Information to the Statements of Comprehensive loss (cont.)

			Year Ended
		December 31,
		2014	2013	2012
		In thousands
b.

	Cost of materials	$42,265	$35,334	$43,751
	Salary and related expenses	12,026	10,425	10,438
	Depreciation and amortization	2,019	2,245	2,581
	Other manufacturing expenses	(306)	588	656

		56,004	48,592	57,426
	Decrease (increase) in inventories	19	(4,376)	(7,444)
		$56,023	$44,216	$49,982
c.	Research and development

	Salary and related expenses	$3,852	$3,877	$3,360
	Subcontractors	6,593	6,072	5,981
	Materials	4,287	1,846	1,738
	Others	1,298	950	742

		$16,030	$12,745	$11,821
d.	Selling and marketing

	Salary and related expenses	$1,033	$546	$404
	Commissions	106	110	142
	Packing, shipping and delivery	403	355	169
	Marketing and advertising	352	243	231
	Registration and marketing fees	785	745	608
	Others	219	101	299

		$2,898	$2,100	$1,853

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 23: -	Supplementary Information to the Statements of Comprehensive loss (cont.)

		Year Ended December 31,
		2014	2013	2012
		In thousands
e.	General and administrative

	Salary and related expenses (1)	$3,244	$3,824	$1,798
	Professional fees	1,796	992	705
	Depreciation and amortization	455	444	373
	Bad debt expenses, net	(53)	483	-
	Others	2,151	2,119	1,905
		$7,593	$7,862	$4,781

	(1) The Company incurred in 2013, $ 1,400 thousands of one-time management compensation expense related to the IPO

f.	Financial incomes and expenses

	Financial incomes
	Interest income and gains from marketable securities	$1,611	$289	$578

	Financial expenses
	Interest and amortization from debentures	$1,954	$3,089	$3,321
	Amortization of AFS debt securities	1,207	11	-
	Fees paid to financial institutions	109	32	34
	Others	23	21	2
		$3,293	$3,153	$3,357

Note 24: -	Income (Loss) per Share

a.	Details of the number of shares and income (loss) used in the computation of income (loss) per share

	Year Ended December 31,
	2014		2013		2012
	Weighted Number of Shares	Loss Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company
		In thousands		In thousands		In thousands

For the computation of basic income ( loss)	35,971,335	$(13,213)	32,714,631	$443	28,078,996	$260

Effect of potential dilutive ordinary shares	-		671,020	-	607,640	-

For the computation of diluted income (loss)	35,971,335	$(13,213)	33,385,651	$443	28,686,636	$260

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 24: -	Income (Loss) per Share (cont.)

b.	The computation of the diluted income per share in 2013, did not take into account the convertible debentures and part of the options due to their antidilutive effect.

Note 25: -	Operating Segments

a.	General

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

Segment performance is evaluated based on revenues and gross profit in the financial statements.

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

Capital expenditures consist of additions to Property, plant and equipment and intangible assets.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 25: -	Operating Segments (cont.)

d.	Reporting on operating segments

	Proprietary Products	Distribution	Total
	In thousands

Year Ended December 31, 2014

Revenues	$44,389	$26,676	$71,065

Gross profit	$11,772	$3,270	$15,042

Unallocated corporate expenses			(26,521)
Finance expenses, net			(1,682)

Loss before taxes on income			$(13,161)

	Proprietary Products	Distribution	Total
	In thousands

Year Ended December 31, 2013

Revenues	$50,658	$19,965	$70,623

Gross profit	$23,554	$2,853	$26,407

Unallocated corporate expenses			(22,707)
Finance expenses, net			(3,233)

Income before taxes on income			$467

	Proprietary Products	Distribution	Total
	In thousands

Year Ended December 31, 2012

Revenues	$46,445	$26,230	$72,675

Gross profit	$19,534	$3,159	$22,693

Unallocated corporate expenses			(18,455)
Finance expenses, net			(3,455)

Income before taxes on income			$783

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 25: -	Operating Segments (cont.)

e.	Revenues reported in the financial statements for a group of similar products in the Proprietary Product segment:

	Year ended December 31,
	2014	2013	2012
	In thousands
Plasma derived products	$43,206	$48,484	$44,070
Others	1,183	2,174	2,375

	$44,389	$50,658	$46,445

Note 26: -	Balances and Transactions with Related Parties

a.	Balances with related parties

Related Parties
In thousands
December 31, 2014

Other accounts payables	$297
Employee benefit liabilities, net	$187
The highest balance of trade receivable	$648

December 31, 2013

Other accounts payables	$441
Employee benefit liabilities, net	$174
The highest balance of trade receivable	$83

b.	Benefits to related parties

	Year Ended December 31,
	2014	2013
	In thousands

Salary and related expenses to those employed by the Company or on its behalf	$1,316	$1,273

Salary of directors not employed by the Company or on its behalf	$49	$53

Number of People to whom the Salary and Benefits Refer

Related and related parties employed by the Company or on its behalf	2	3
Directors not employed by the Company	8	8

	10	11

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 26: -	Balances and Transactions With Related Parties (cont.)

c.	Benefits to key executive personnel

	Year Ended December 31,
	2014	2013	2012
	In thousands

Short-term benefits	$2,064	$2,884	$1,221
Share-based payment	1,165	617	179
Other long-term benefits	(8)	5	3

	$3,221	$3,506	$1,403

d.	Transactions with related parties

Year Ended December 31, 2014

	Controlling Shareholder	Related Parties
	In thousands

Sales	$-	$1,158
Selling and marketing expenses	$-	$120
General and administrative expenses	$-	$1,441

Year Ended December 31, 2013

	Controlling Shareholder	Related Parties
	In thousands

Sales	$-	$453
Selling and marketing expenses	$-	$110
General and administrative expenses	$-	$2,015

Year Ended December 31, 2012

Sales	$272	$-
Purchases	$3	$-
Selling and marketing expenses	$-	$107
General and administrative expenses	$45	$1,397
Financial expenses	$541	$-

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 26: -	Balances and Transactions With Related Parties (cont.)

e.	Revenues and Expenses from Related and Interested Parties

Terms of Transactions with Related Parties

Sales to related parties are conducted at market prices. Balances that have yet to be repaid by the end of the year are not guaranteed, bear no interest and their settlement will be in cash. No guarantees were received or given for sums receivable or payable. For the years ended December 31, 2014, 2013 and 2012, the Company recorded no allowance for doubtful accounts for sums receivable from related parties.

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

On August 19, 2014 we amended the agreement in order to add KamRho(D) as an additional product to be distributed by Tuteur and expanded the territory to include Bolivia.

Pursuant to the distribution agreement, Tuteur serves as the exclusive distributor of Glassia and KamRho(D), in Argentina, Paraguay, Uruguay and Bolivia

Note 27: -	Subsequent Events

1.	On April 26, 2015 the Company's Compensation Committee approved an increase of the pool of shares allocated for grant under the 2011 option plan by 500,000 shares.

2.
On April 27, 2015 the Company's Board of Directors approved the grant, for no consideration, of 519,400 options to employees and directors of the Company exercisable into ordinary shares at an exercise price of  NIS 17.85. The fair value of the options was estimated at $1.2 miliion.