Form 20-F
period 2015-12-31
KAMADA LTD
filed 2016-02-25
CIK 1567529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

7 Sapir St.
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona  7414002
Israel
(Address of principal executive offices)

Amir London, Chief Executive Officer
7 Sapir St., Kiryat Weizmann Science Park
P.O Box 4081, Ness Ziona 74140002, Israel
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

As of December 31, 2015, the Registrant had 36,418,741 Ordinary Shares outstanding (excluding treasury shares).

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

☐   Yes   ☒   No

TABLE OF CONTENTS

PART I

PART II

PART III
Item 17. Financial Statements	190
Item 18. Financial Statements	190
Item 19. Exhibits	190

In this Annual Report on Form 20-F (“Annual Report”), unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we,” “us,” “our company,” “our,” and “Kamada” refer to Kamada Ltd., along with its consolidated subsidiaries.

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but without limitation, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•
our expectation that the number of patients treated by Glassia will double in the next three to four years compare to the number of patients in 2014 and that our revenues in the Proprietary Products segment will grow by approximately 75% by 2017 compared to such segment’s revenues for 2015 and that we will achieve our midterm revenue goal of $100 million by 2017;

•
our belief that our relationships with our strategic partners will lead to increased revenues and other benefits in the future and that such relationships, including with Baxalta US Inc., (“Baxalta”), will continue without disruption;

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

•
the various uses of AAT products to potentially be effective against various diseases, including cystic fibrosis, bronchiectasis, type-1 diabetes and GvHD, as well as its ability to be used in connection with lung transplantations;

•	the beneficial characteristics of Inhaled AAT for AATD, which we believe may result in our increased profitability;

•	our belief that the potential world market for AAT products is significantly larger than current consumption indicates;

•	our belief that we will be able to continue to meet our customers' demand for AAT;

•
the timing of, and our ability to, obtain and/or maintain regulatory approvals for our products and new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

•	the potential market opportunities for our products and product candidates;

•
our plan to file a Marketing Authorization Application ("MAA") for our inhaled formulation of AAT for treatment of AAT deficiency (“Inhaled AAT for AATD") with the European Medicines Agency (the “EMA”) during the first quarter of 2016 and our ability to receive marketing authorization and launch Inhaled AAT for AATD in 2018 in Europe;

•
our plan to file a Biologics License Application ("BLA") for our KamRAB product for treatment of Prophylaxis of rabies disease with the U.S. Food and Drug Administration (the “FDA”) by mid-2016, and our ability to receive marketing authorization and to launch KamRAB in the United States in 2017;

•
our anticipation that we will complete our United States trial of Inhaled AAT for AATD by the end of the first quarter of 2016 and report top line data by mid-2016 and our intention to initiate discussions with the FDA in 2016 to identify the regulatory pathway for registration in the United States;

•
our plan to start a Phase I/II clinical trial of our proprietary AAT treatment for the prevention of lung transplant rejection to be performed in Israel in the first half of 2016 in collaboration with Baxalta;

•	our plan to further develop the GvHD indication including initiation of a phase II or III study in 2016;

•	our expectations regarding the timing of the beginning of the production of Glassia by Baxalta;

•	our anticipation that we will generate higher revenues as we diversify our revenue base by increasing the number of products we offer;

•	our expectations regarding the future breakdown of our segments by revenue;

•	our expectations regarding the potential actions or inactions of existing and potential competitors of our products;

•	legislation or regulation in countries where we sell our products that affect product pricing, reimbursement, access or distribution channels;

•	the impact of geographic and product mix on our total revenues and gross profit; and

•	the impact of our research and development expenses as we continue developing product candidates.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which may not predictable or within our control. Actual results may differ materially from expected results. See the sections “Item 3. Key Information — D. Risk Factors” and “Item 5. Operating and Financial Review and Prospectus”, as well as elsewhere in this Annual Report, for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

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

The audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 in this Annual Report have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.902, the exchange rate published by the Bank of Israel as of December 31, 2015.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table summarizes our consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2015, 2014 and 2013 and the consolidated balance sheets data as of December 31, 2015 and 2014 from our audited consolidated financial statements included elsewhere in this Annual Report. We have derived the summary consolidated statements of operations data for the years ended December 31, 2012 and 2011 and the summary consolidated balance sheet data as of December 31, 2013, and 2012 and 2011 from our audited consolidated financial statements not included in this Annual Report.

We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those summary consolidated statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year.

The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues from Proprietary Products	$42,952	$44,389	$50,658	$46,445	$35,308
Revenues from Distribution	26,954	26,676	19,965	26,230	24,175
Total revenues	69,906	71,065	70,623	72,675	59,483
Cost of revenues from Proprietary Products	30,468	32,617	27,104	26,911	22,188
Cost of revenues from Distribution	23,640	23,406	17,112	23,071	20,574
Total cost of revenues	54,108	56,023	44,216	49,982	42,762
Gross profit	15,798	15,042	26,407	22,693	16,721
Research and development expenses	16,530	16,030	12,745	11,821	11,729
Selling and marketing expenses	3,652	2,898	2,100	1,853	2,331
General and administrative expenses	7,040	7,593	7,862	4,781	5,126
Operating income (loss)	(11,424)	(11,479)	3,700	4,238	(2,465)
Financial income	463	404	278	578	870
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net	625	-	(369)	(100)	937
Income (expense) in respect of revaluation of warrants to fair value	-	-	-	(576)	540

Financial expense	(934)	(2,086)	(3,142)	(3,357)	(3,597)
Income (loss) before taxes on income	(11,270)	(13,161)	467	783	(3,715)
Taxes on income	-	52	24	523	-
Net income (loss)	$(11,270)	$(13,213)	$443	$260	$(3,715)
Income (loss) attributable to equity holders	$(11,270)	$(13,213)	$443	$260	$(3,715)
Income (loss) per share attributable to equity holders:
Basic	$(0.31)	$(0.37)	$0.01	$0.01	$(0.13)
Diluted	$(0.31)	$(0.37)	$0.01	$0.01	$(0.15)
Weighted-average number of ordinary shares used to compute income (loss) per share attributable to equity holders:
Basic	36,245,813	35,971,335	32,714,631	28,078,996	27,550,643
Diluted	36,245,813	35,971,335	33,385,651	28,686,636	27,703,331

Consolidated Statements of Cash Flows:
Cash flows from operating activities	$(13,979)	$(9,918)	$(3,854)	$(8,262)	$994
Cash flows from investing activities	11,253	(26,819)	(3,903)	(2,432)	(1,136)
Cash flows from financing activities	(6,355)	(7,640)	49,208	2,966	(403)

Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term investments	$28,306	$51,896	$74,177	$33,795	$42,686
Trade receivables	23,071	17,514	17,882	13,861	7,131
Working capital (1)	57,655	66,206	85,108	40,651	44,185
Total assets	101,992	119,140	139,379	89,114	85,114
Total liabilities	29,485	38,723	49,409	60,721	62,716
Total shareholders’ equity	72,507	80,417	89,970	28,393	22,398

Other Data:
Adjusted net income (loss)(2) (3)	$(9,363)	$(9,462)	$9,414	$2,103	$(3,377)
Adjusted EBITDA(2)	$(6,290)	$(4,940)	$3,156	$8,549	$1,453
____________
(1)	Working capital is defined as total current assets minus total current liabilities.

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

Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. Adjusted net income (loss) and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS net income (loss) as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of adjusted net income (loss) or adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

Adjusted net income (loss) is defined as net income (loss), plus non-cash share-based compensation expenses and plus a one-time management compensation payment associated with our successful U.S. initial public offering. Our management believes that excluding non-cash charges related to share-based compensation provides useful information to investors because of its non-cash nature, varying available valuation methodologies among companies and the subjectivity of the assumptions and the variety of award types that a company can use under the relevant accounting guidance, which may obscure trends in our core operating performance.  Our management believes that excluding the one-time management compensation payment associated with our successful U.S. initial public offering is useful to investors because of the extraordinary, non-recurring nature of the expense. Similarly, our management believes that excluding the non-cash income (expense) in respect of revaluation of our warrants to fair value is useful to investors because the valuation of our warrants is based on a number of subjective assumptions, the amount of the loss or gain is derived from market forces outside management’s control, and it enables investors to compare our performance with other companies that have different capital structures.

(3)
Adjusted EBITDA is defined as net income (loss), plus income tax expense, plus financial expense, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses, plus or minus income or expense in respect of exchange and translation differences and derivatives instruments not designated as hedging, and plus one-time management compensation payment. Management believes that adjusted EBITDA provides useful information to investors for the same reasons discussed above for adjusted net income (loss).

The following tables set forth adjusted net income (loss) and adjusted EBITDA and also reconcile these figures to the IFRS measure net income (loss):

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Net income (loss)	$(11,270)	$(13,213)	$443	$260	$(3,715)
Non-cash share-based compensation expenses	1,907	3,751	1,327	1,267	878
One-time management compensation payment	-	-	1,386	-	-
Expense (income) in respect of revaluation of warrants to fair value	—	—	—	576	(540)
Adjusted net income (loss)	$(9,363)	$(9,462)	$3,156	$2,103	$(3,377)

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Net income (loss)	$(11,270)	$(13,213)	$443	$260	$(3,715)
Income tax expense	-	52	24	523	—
Financial expense, net	471	1,682	2,864	2,779	2,727
Depreciation and amortization expense	3,227	2,788	3,001	3,044	3,040
Non-cash share-based compensation expenses	1,907	3,751	1,327	1,267	878
Income (expense) in respect of translation differences and derivatives instruments, net	(625)	—	369	100	(937)
Expense (income) in respect of revaluation of warrants fair value	—	—	—	576	(540)
One-time management compensation payment	—	—	1,386	—	—
Adjusted EBITDA	$(6,290)	$(4,940)	$9,414	$8,549	$1,453

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

We rely heavily upon the sales of our AAT intravenous product, Glassia. Revenue from our intravenous AAT deficiency (“AATD”) products comprised approximately 43%, 42% and 49% of our total revenues for the years ended December 31, 2015, 2014 and 2013 respectively. If Glassia were to lose significant sales, or was substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if Glassia were to become the subject of litigation and/or an adverse governmental ruling requiring us to cease the manufacturing or sales of Glassia, our business would be adversely affected.

 We have a partnership arrangement with Baxalta US Inc., ("Baxalta")1  pursuant to which Baxalta is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand. Revenue derived from our partnership with Baxalta, which consists of sales of Glassia and milestone revenue, accounted for approximately 37%, 36%, and 40% of our total revenues in the years ended December 31, 2015, 2014 and 2013, respectively. Additionally, we depend upon Baxalta for the supply of fraction IV plasma for our production of Glassia to be sold in the United States. If our relationship with Baxalta were to deteriorate, or if Baxalta’s sales of Glassia were to decline, our business would be adversely affected.  See “—In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.”

We rely heavily upon sales from the United States, which comprised approximately 38%, 37% and 41% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. If our U.S. sales were significantly impacted by either material changes to government or private payor reimbursement, by other regulatory developments, by competition or other factors, then our business would be adversely affected.

In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.

Pursuant to our partnership arrangement with Baxalta, Baxalta is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand. Sales to Baxalta accounted for approximately 37%, 36% and 40% of our total revenues in the years ended December 31, 2015, 2014 and 2013, respectively. We also depend upon Baxalta for the supply of fraction IV plasma for our production of Glassia to be sold in the United States. See “—We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements.”

Currently, revenue derived from our relationship with Baxalta consists of sales of Glassia, which we incur cost of revenues to produce, and milestone revenue. Pursuant to the fourth amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, after 2018, Baxalta has no obligation to purchase a minimum amount of Glassia; however, Baxalta’s failure to purchase a specified minimum amount of Glassia over a period of 24 consecutive months beginning in 2016 until the expiration of the agreement, provides us with the right to terminate the agreement. Additionally, Baxalta is not expected to begin producing Glassia itself before 2019 at the earliest, at which point it will pay us royalties. While we would generate higher margins from royalties, as we would not incur cost of revenues, we will receive lower revenues per unit sold. We plan to replace that revenue by producing other  products, including for sales in Europe, and increases in the volume of units sold. If we cannot obtain regulatory approval for such other  products and make such sales in Europe or were unable to increase sales of our other products generally, our revenues would be adversely impacted, and our operating results would be adversely impacted as we would continue to incur fixed costs relating to our manufacturing facility.
__________________
1Baxalta is an independent public company listed on the New York Stock Exchange, which spun-off from Baxter International Inc. ("Baxter") on July 1, 2015. The partnership agreement was originally executed with Baxter. During 2015, Baxter assigned all its rights under the partnership agreement to Baxalta.

In addition, for Inhaled AAT for AATD, we intend to rely on our relationship with Chiesi for the distribution of such product in Europe and to obtain reimbursement for such product in Europe. Chiesi’s failure to adequately distribute or obtain reimbursement will have a material adverse effect on our expected profitability from sales of Inhaled AAT for AATD in Europe.

If our relationship with Baxalta were to deteriorate, our sales through this channel and our supply of fraction IV could be adversely affected. If we fail to maintain our relationship with Baxalta or Chiesi, we could face significant costs in finding a replacement distributor for the markets Baxalta and Chiesi serve for Glassia and Inhaled AAT for AATD, respectively, and a replacement supplier of fraction IV for Glassia. Delays in establishing a relationship with a new distributor and supplier could lead to a decrease in our sales and a deterioration in our market share compared to one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

On January 11, 2016, Baxalta announced that the boards of directors of Baxalta and Shire plc (“Shire”) have reached an agreement under which Shire will acquire Baxalta. The parties expect the transaction to close mid-2016. Although we believe that our agreement with Baxalta in regards to our Glassia product is of good fit to Shire's rare disease and orphan products strategy, such transaction may adversely affect our business due to possible changes in the short term and/or long term strategy of Shire in regards to our agreement with Baxalta and changes in key personnel.

If we are unable to successfully introduce new products and indications or fail to keep pace with advances in technology, our business, financial condition and results of operations may be adversely affected.

We operate in highly innovative businesses. We currently rely on sales of Glassia for the treatment of AATD for a significant portion of our total revenues. However, our continued growth depends in large part on our ability to develop and obtain regulatory approvals of new products, new enhancements and/or new indications for our products and product candidates. In particular, obtaining marketing approval of our Inhaled AAT for AATD from the European Medicines Agency (the “EMA”) is critical to our business plan. However, obtaining regulatory approval in any jurisdiction, including from the EMA, involves significant uncertainty and may be time consuming and require significant expenditures. See “—Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results.” We have experienced delays at various stages of obtaining regulatory approval in the past, and failure to obtain regulatory approval of the Inhaled AAT for AATD product or of any of our other product candidates or additional indications in a timely manner or at all would materially adversely impact our business prospects. See also “We may not be able to commercialize our product candidates in development for numerous reasons.”

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

Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results.

We must invest increasingly significant resources to develop specialty products through our own efforts and through collaboration with third parties in the form of partnerships or otherwise. The development of specialty pharmaceutical products involves high-level processes and expertise and carries a significant risk of failure. For example, the time from the pre-clinical phase to the commercial launch of a specialty pharmaceutical product can be 15 years or longer, and involves multiple stages: not only intensive preclinical and clinical testing, but also highly complex, lengthy and expensive approval processes, which can vary from country to country. The longer it takes to develop a pharmaceutical product, the longer it may take for us to recover our development costs and generate profits, and, depending on various factors, we may not be able to ever recover such costs or generate profits.

During each stage of development, we may encounter obstacles that delay the development process and increase expenses, leading to significant risks that we will not achieve our goals and may be forced to abandon a potential product in which we have invested substantial amounts of time and money. These obstacles may include the following: preclinical-study failures; difficulty in enrolling patients in clinical trials; delays in completing formulation and other work needed to support an application for approval; adverse reactions or other safety concerns arising during clinical testing; insufficient clinical trial data to support the safety or efficacy of a product candidate; other failures to obtain, or delays in obtaining, the required regulatory approvals for a product candidate or the facilities in which a product candidate is manufactured; and the failure to obtain sufficient intellectual property rights for our products.

Because of the amount of time and expense required to be invested in augmenting our pipeline of specialty and other products, we may seek partnerships or joint ventures with third parties from time to time, and consequently face the risk that some or all of these third parties may fail to perform their obligations, or that the resulting arrangement may fail to produce the levels of success that we are relying on to meet our revenue and profit goals.

We may not be able to commercialize our product candidates in development for numerous reasons.

Before obtaining regulatory approval for the sale of our product candidates, including Inhaled AAT for AATD, or for the marketing of existing products for new indications, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. We cannot predict how long the approval processes of the FDA, the EMA, the regulatory authorities in Israel or any other applicable regulatory authority or agency for any of our product candidates will take or whether any such approvals ultimately will be granted. The FDA, the EMA, the regulatory authorities in Israel and other regulatory agencies have substantial discretion in the relevant drug approval process over which they have authority, and positive results in preclinical testing or early phases of clinical studies offer no assurance of success in later phases of the approval process. The approval process varies from country to country and the requirements governing the conduct of clinical trials, product manufacturing, product licensing, pricing and reimbursement vary greatly from country to country.

Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We have experienced unforeseen events that have delayed our ability to receive regulatory approval for certain of our product candidates, and may in the future experience similar or other unforeseen events during, or as a result of, preclinical testing or the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including that:

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

•
the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower or more difficult than we anticipate or participants may withdraw from our clinical trials at higher rates than we anticipate;

•	delays may occur in reaching agreement on acceptable clinical trial agreement terms with prospective sites or obtaining institutional review board approval;

•	our strategic partners may not achieve their clinical development goals and/or comply with their relevant regulatory requirements;

•	our third-party contractors, such as contract research organizations, may fail to comply with regulatory requirements or meet their contractual obligations to us;

•	we may be forced to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

•	regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

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

•
an audit of preclinical or clinical studies by the FDA, the EMA, the regulatory authorities in Israel or other regulatory authorities may reveal noncompliance with applicable regulations, which could lead to disqualification of the results of such studies and the need to perform additional studies; and

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

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if safety concerns arise, we may:

•	be delayed in obtaining regulatory or marketing approval for our product candidates;

•	be unable to obtain regulatory and marketing approval;

•	decide to halt the clinical trial or other testing;

•	be required to conduct additional trials under a conditional approval;

•	be unable to obtain reimbursement for our products in all or some countries;

•	only obtain approval for indications that are not as broad as we initially intend;

•	have the product removed from the market after obtaining marketing approval from the FDA, the EMA, the regulatory authorities in Israel or other regulatory authorities; and

•	be delayed in, or prevented from, the receipt of clinical milestone payments from our strategic partners.

Our product development costs will also increase if we experience delays in testing or approvals. There can be no assurance that any preclinical test or clinical trial will begin as planned, will not need to be restructured or will be completed on schedule, if at all. Because we generally apply for patent protection for our product candidates during the development stage, significant preclinical or clinical trial delays also could lead to a shorter patent protection period during which we may have the exclusive right to commercialize our product candidates or could allow our competitors to bring products to market before we do, impairing our ability to commercialize our products or product candidates. For example, in the past, we have experienced delays in the commencement of clinical trials, such as a delay in patient enrollment for our clinical trials in Europe for Inhaled AAT for AATD and a delay in receiving approval for the commencement of Phase II trials in the United States for Inhaled AAT for AATD until further preclinical testing results were submitted.

Even if preclinical trials are successful, we still may be unable to commercialize a product because of difficulties in obtaining regulatory approval for its production process or problems in scaling that process to commercial production.

Pre-clinical studies, including studies of our product candidates in animal models of disease, may not accurately predict the result of human clinical trials of those product candidates. In particular, new indications for our AAT products that are entering into Phase I and II clinical trials may be found not to be safe and/or efficacious when studied further in Phase III trials. To satisfy FDA or other applicable regulatory approval standards for the commercial sale of our product candidates, we must demonstrate in adequate and controlled clinical trials that our product candidates are safe and effective. Success in early clinical trials, including Phase II trials, does not ensure that later clinical trials will be successful. Initial results from Phase I and II clinical trials also may not be confirmed by later analysis or subsequent larger clinical trials. A number of companies in the pharmaceutical industry, including us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials.

We cannot provide assurance that any products we may seek to develop or are currently developing, such as Inhaled AAT for AATD, will ever be successfully commercialized, and to the extent they are not successfully commercialized. If such products are not eventually commercialized, the significant expense and lack of associated revenue could materially adversely affect our business.

We may not obtain orphan drug status for our products, or we may lose orphan drug designations, which would have a material adverse effect on our business.

One of the incentives provided by an orphan drug designation is market exclusivity for seven years in the United States and ten years in the European Union for the first product in a class approved for the treatment of a rare disease. Although many of our products and product candidates, including Inhaled AAT for AATD, have been granted the designation of an orphan drug, we may not be the first product licensed for the treatment of particular rare diseases in the future or our approved indication may vary from that subject to the orphan designation. In such cases, then with limited exception, we would not be able to take advantage of market exclusivity and instead another sponsor would receive such exclusivity.

Additionally, although the marketing exclusivity of an orphan drug would prevent other sponsors from obtaining approval of the same drug compound for the same indication, such exclusivity would not apply in the case that a subsequent sponsor could demonstrate clinical superiority or a market shortage occurs and would not prevent other sponsors from obtaining approval of the same compound for other indications or the use of other types of drugs for the same use as the orphan drug. In the event we are unable to fill demand for any orphan drug, it is possible that the FDA or the EMA may view such unmet demand as a market shortage, which could impact our market exclusivity.

The FDA and the EMA may also, in the future, revisit any orphan drug designation that they have respectively conferred upon a drug and retain the ability to withdraw the relevant designation at any time. Additionally, the U.S. Congress has considered, and may consider in the future, legislation that would restrict the duration or scope of the market exclusivity of an orphan drug, and, thus, we cannot be sure that the benefits to us of the existing statute in the United States will remain in effect.

If we lose our orphan drug designations or fail to obtain such designations for our new products and product candidates, our ability to successfully market our products could be significantly affected, resulting in a material adverse effect on our business and results of operations.

The commercial success of the products that we may develop, if any, will depend upon the degree of market acceptance by physicians, patients, healthcare payors, opinion leaders, patients’ organizations and others in the medical community that any such product obtains.

Any products that we bring to the market may not gain market acceptance by physicians, patients, healthcare payors, opinion leaders, patients’ organizations and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate material product revenue and we may not sustain profitability. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control, including:

•	the prevalence and severity of any side effects;

•	the efficacy, potential advantages and timing of introduction to the market of alternative treatments;

•	our ability to offer our product candidates for sale at competitive prices;

•	relative convenience and ease of administration of our products;

•	the willingness of physicians to prescribe our products;

•	the willingness of patients to use our products;

•	the strength of marketing and distribution support; and

•	third-party coverage or reimbursement.

If we are not successful in achieving market acceptance for any new products that we have developed and that have been approved for commercial sale, we may be unable to recover the large investment we will have made and have committed ourselves to making in research and development efforts and our growth strategy will be adversely affected.

Our products involve biological intermediates that are susceptible to contamination, which could adversely affect our operating results.

Plasma and its derivatives, such as fraction IV, are raw materials that are susceptible to damage and contamination and may contain microorganisms that cause diseases in humans, commonly known as human pathogens, any of which would render such materials unsuitable as raw material for further manufacturing. Almost immediately after collection from a donor, plasma and plasma derivatives must be stored and transported at temperatures that are at least -20 degrees Celsius (-4 degrees Fahrenheit). Improper storage or transportation of plasma or plasma derivatives by us or third-party suppliers may require us to destroy some of our raw material. In addition, plasma and plasma derivatives are also suitable for use only for certain periods of time once removed from storage. If unsuitable plasma or plasma derivatives are not identified and discarded prior to release to our manufacturing processes, it may be necessary to discard intermediate or finished products made from such plasma or plasma derivatives, or to recall any finished product released to the market, resulting in a charge to cost of goods sold and harm to our brand and reputation. Furthermore, if we distribute plasma-derived protein therapeutics that are produced from unsuitable plasma because we have not detected contaminants or impurities, we could be subject to product liability claims and our reputation would be adversely affected.

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

Plasma and plasma derivatives can also become contaminated through the manufacturing process itself, such as through our failure to identify and purify contaminants through our manufacturing process or failure to maintain a high level of sterility within our manufacturing facilities.

Once we have manufactured our plasma-derived protein therapeutics, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship, store or distribute our products, to properly care for our plasma-derived products, may result in the requirement that such products be destroyed.

While we expect to write off small amounts of work-in-process inventories in the ordinary course of business because of the complex nature of plasma and plasma derivatives, our processes and our plasma-derived protein therapeutics, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. We have, in the past, experienced situations that have caused us to write off the value of our products. For example, in 2014 we had to discard a material amount of inventory that did not pass our inspections due to deviations in the production process that created a higher risk of contamination or that had a short shelf life. Such write-offs and other costs could materially adversely affect our operating results. Furthermore, contamination of our plasma-derived protein therapeutics could cause consumers or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could materially adversely affect our sales and operating results.

Our ability to continue manufacturing and distributing our plasma-derived protein therapeutics depends on our continued adherence to cGMP regulations.

The manufacturing processes for our products are governed by detailed written procedures and regulations that set forth current Good Manufacturing Practice standards (“cGMP”) requirements for blood products, including plasma and plasma derivative products. Failure by our quality operations unit to adhere to established procedures or regulations, or to meet a specification set forth in cGMP requirements, could require that a product or material be rejected and destroyed. There are relatively few opportunities for us to rework, reprocess or salvage nonconforming materials or products. Our manufacturing processes and facilities are not currently approved by the EMA, and we will need to obtain such approval prior to beginning manufacture of products (including Inhaled AAT for AATD) to be marketed and sold in Europe. Any failure in cGMP inspection will affect marketing in other territories, including the U.S. and Israel.

Our adherence to cGMP regulations and the effectiveness of our quality control systems are periodically assessed through inspections of our manufacturing facility in Beit Kama, Israel by the FDA and regulatory authorities of other countries. Such inspections could result in deficiency citations, which would require us to take action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall products or suspend operations until appropriate measures can be implemented. The FDA could also stop the import of products into the United States if there are potential deficiencies. We are required to report certain deviations from procedures to the FDA. Even if we determine that the deviations were not material, the FDA could require us to take certain measures to address the deviations. Since cGMP reflects ever-evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur additional costs and may adversely impact our profitability. For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of a product or launch of a new product.

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

The use of our plasma-derived protein therapeutics may produce undesirable side effects or adverse reactions or events. For the most part, these side effects are known, are expected to occur at some frequency and are described in the products’ labeling. Known side effects of a number of our plasma-derived protein therapeutics include headache, nausea and additional common protein infusion related events, such as flu-like symptoms, dizziness and hypertension. The occurrence of known side effects on a large scale could adversely affect our reputation and public image, and hence also our operating results.

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

We are subject to a number of existing laws and regulations in multiple jurisdictions, non-compliance with which could adversely affect our business, financial condition and results of operations, and we are susceptible to a changing regulatory environment, which could increase our compliance costs or reduce profit margins.

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by the FDA and similar authorities in other jurisdictions, including the EMA and the regulatory authorities in Israel. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of the FDA or similar authorities in other jurisdictions, including a failed inspection or a failure in our reporting system for adverse effects of our products experienced by the users of our products, or any other non-compliance could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, import or export restrictions, refusal of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. In addition, we rely to a large extent on Baxalta for purposes of most of our regulatory compliance for Glassia and product development and approvals in the United States relating to Glassia. Any failure by Baxalta to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements could adversely affect us. If our relationship with Baxalta terminated for any reason, we may be unable to maintain regulatory compliance on a cost-effective basis, if at all. Any of these actions could cause direct liabilities, a loss in our ability to market Glassia, or a loss of customer confidence in us or Glassia, which could materially adversely affect our sales, reputation, and results of operations. Similarly, we rely on other third-party vendors, for example, in the production, handling, and distributions of Glassia.  If any of these companies incur enforcement action from regulatory authorities due to noncompliance, this could negatively affect product sales, our reputation and results of operations.

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

Our products that generate the majority of our revenues depend on our access to U.S. or European source plasma or its derivative, fraction IV. Our plasma and fraction IV are purchased from third-party licensed suppliers, which are also responsible for the fractionation process, pursuant to multiple purchase agreements. We have entered into a number of supply agreements with various third parties in the United States and Europe, some of which are also strategic partners in the distribution of our proprietary products. These agreements contain various termination provisions, including upon a material breach of either party, force majeure and, with respect to supply agreements with strategic partners, the failure or delay on the part of either party to obtain the applicable regulatory approvals or the termination of the principal strategic relationship. If we are unable to obtain adequate quantities of source plasma or fraction IV approved by the FDA, the EMA or the regulatory authorities in Israel from these providers, we may be unable to find an alternative cost-effective source.

In order for plasma and fraction IV to be used in the manufacturing of our plasma-derived protein therapeutics, the individual centers at which the plasma is collected must be licensed and approved by the relevant regulatory authorities, such as the FDA or the EMA. When a new plasma collection center is opened, and on an ongoing basis after its licensure, it must be inspected by the FDA and the EMA and the regulatory authorities in Israel for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being licensed or lead to the suspension or revocation of an existing license. If we or relevant regulatory authorities determine a plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which may impact on our ability to timely meet our manufacturing and supply obligations. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted, such as through product destruction or rework. Consequently, we could experience significant inventory impairment provisions and write-offs, which could adversely affect our business and financial results.

In addition, the plasma supplier’s fractionation process must also meet standards of the FDA, the EMA and the regulatory authorities in Israel. If a plasma supplier is unable to meet such standards, we will not be able to use the plasma derivatives provided by such supplier, which may impact on our ability to timely meet our manufacturing and supply obligations.

If we were unable to obtain adequate quantities of source plasma or plasma derivatives approved by the FDA, the EMA or the regulatory authorities in Israel, we would be limited in our ability to maintain or increase current manufacturing levels of our plasma derivative products, as well as in our ability to conduct the research required to maintain a robust product pipeline. As a result, we could experience a substantial decrease in total revenues or profit margins, a potential breach of distribution agreements, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production and strategic growth plans.

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

When a new product is approved, the FDA or other regulatory authorities may require post-approval clinical trials, sometimes called Phase IV clinical trials. For example, the FDA has required that we conduct Phase IV clinical trials of Glassia, which we expect will begin in 2016. The trials are aimed at collecting additional safety data, such as the immune response in the body of a human or animal, commonly referred to as immunogenicity, viral transmission, levels of the protein in the lung, or epithelial lining fluid, and certain efficacy endpoints requested by the FDA. If the results of such trials are unfavorable and demonstrate a previously undetected risk or provide new information that puts patients at risk, this could result in the loss of the approval to market the product in the United States and other countries, or the imposition of restrictions, such as additional labeling, with a resulting loss of sales. Other products we develop may face similar requirements, which would require additional resources and which may not be successful. We may also receive approval, which is conditional on successful additional data or clinical development, and failure in such further development may require similar changes to our product label or result in revocation of our marketing authorization.

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

Additionally, pursuant to the agreement, PARI is obligated to manufacture and supply all of the market demand for the eFlow device for use in conjunction with any inhaled formulation of AAT and we are required to purchase all of our volume requirements from PARI. Any event that permanently, or for an extended period, prevents PARI from supplying the required quantity of devices would have an adverse effect on the commercialization of any inhaled formulation of AAT, including Inhaled AAT for AATD.

Our Distribution segment is dependent on a few suppliers, and any disruption to our relationship with these suppliers, or their inability to supply us with the products we sell, in a timely manner, in adequate quantities and/or at a reasonable cost, would have a material adverse effect on our business, financial condition and results of operations.

Sales of products supplied by Bioproducts Laboratories Ltd. and Biotest A.G., which are sold in our Distribution segment, together represented approximately 33%, 36% and 26% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. While we have distribution agreements with each of these suppliers, these agreements do not obligate these suppliers to provide us with minimum amounts of our Distribution segment products. Purchases of our Distribution segment products from our suppliers are typically on a purchase order basis. We work closely with our suppliers to develop annual forecasts, but these forecasts are not obligations or commitments. However, if we fail to submit purchase orders that meet our annual forecasts, we could lose exclusivity or the agreement could be terminated. These suppliers may experience capacity constraints that result in their being unable to supply us with products in a timely manner, in adequate quantities and/or at a reasonable cost. Contributing factors to supplier capacity constraints include, among other things, industry or customer demands in excess of machine capacity, labor shortages and changes in raw material flows. These suppliers may also choose not to supply us with products at their discretion or raise prices to a level that would render our products noncompetitive. Any significant interruption in the supply of these products could result in us being unable to meet the demands of our customers, which would have a material adverse effect on our business, financial condition and results of operations.

Additionally, if our relationship with either deteriorated, our distribution sales could be adversely affected. If we fail to maintain our existing relationships with these suppliers, we could face significant costs in finding a replacement supplier, and delays in establishing a relationship with a new supplier could lead to a decrease in our sales and a deterioration in our market share compared to one or more of our competitors.

Our business requires substantial capital, including potential investments in large capital projects, to operate and grow and to achieve our strategy of realizing increased operating leverage.

In order to obtain FDA, EMA and other regulatory approvals for product candidates and new indications for existing products, we may be required to enhance the facilities in which and processes by which we manufacture existing products, to develop new product delivery mechanisms for existing products, to develop innovative product additions and to conduct clinical trials. We face a number of obstacles that we will need to overcome in order to achieve our operating goals, including but not limited to the successful development of experimental products for use in clinical trials, the design of clinical study protocols acceptable to the FDA, the EMA and other regulatory authorities, the successful outcome of clinical trials, scaling our manufacturing processes to produce commercial quantities or successfully transition technology, obtaining FDA, EMA and other regulatory approvals of the resulting products or processes and successfully marketing an approved or new product with applicable new processes. To finance these various activities, we may need to incur future debt or issue additional equity. We may not be able to structure our debt obligations on favorable economic terms and any offering of additional equity would result in a dilution of the equity interests of our current shareholders. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

In addition, any enhancements to our manufacturing facilities necessary to obtain FDA or EMA approval for product candidates or new indications for existing products could require large capital projects. We may also undertake such capital projects in order to maintain compliance with cGMP or expand capacity. Capital projects of this magnitude involve technology and project management risks. Technologies that have worked well in a laboratory or in a pilot plant may cost more or not perform as well, or at all, in full scale operations. Projects may run over budget or be delayed. We cannot be certain that any such project will be completed in a timely manner or that we will maintain our compliance with cGMP, and we may need to spend additional amounts to achieve compliance. Additionally, by the time multi-year projects are completed, market conditions may differ significantly from our initial assumptions regarding competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result capital returns may not be realized. In addition, to fund large capital projects, we may similarly need to incur future debt or issue additional dilutive equity. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

Our Proprietary Products segment operates in a highly competitive market.

We compete with well-established drug companies, including two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd., Baxalta, Cangene Corporation and Grifols S.A., which acquired a previous competitor, Talecris Biotherapeutics, Inc., in 2011. We compete against these companies for, among other things, licenses, expertise, clinical trial patients and investigators, consultants and third-party strategic partners. We also compete with these companies for market share for certain products in the Proprietary Products segment. Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. Some of them also have an additional advantage regarding the availability of raw materials, as they manufacture plasma and its products or own companies that collect or produce raw materials such as plasma.

Other than our AAT products, our products generally do not benefit from patent protection and compete against similar products produced by other providers. Additionally, the development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net sales or a decrease in our profit margins. For example, we believe that there are two main competitors in the AAT market: Grifols and CSL. We estimate that Grifols’ AAT by infusion product for the treatment of AATD, Prolastin A1PI, accounts for 50% market share in the United States and more than 70% of sales in the worldwide market for the treatment of AATD and is the only product that is allowed to be sold in both Europe and the United States. CSL’s intrevenous AAT product is mainly sold in the United States and was recently granted centralized marketing authorization in Europe, but CSL has not yet commenced sales of this product in Europe. Apart from its sales through Talecris, Grifols is also a local producer of the product in the Spanish market and operates in Brazil. There is another, smaller local producer in the French market, LFB S.A.

Similarly, if a new AAT formulation with a significantly improved rate of administration is adopted (including, for example, aerosol inhalation or one that can demonstrate statistically significant efficacy), the market share of our current AAT product, Glassia, could be negatively impacted. While we are in the process of developing Inhaled AAT for AATD, our competitors may also be attempting to develop similar products or products that could be substitutions for AAT products, such as gene therapy. For example, Grifols has completed a limited clinical trial for the development of an inhaled formulation of AAT for the indication of cystic fibrosis. While we believe that these products are in the early stages of development, they may eventually be successfully developed and launched. Furthermore, even if we are able to commercialize Inhaled AAT for AATD prior to the development of comparable products by our competitors, sales of Inhaled AAT for AATD could adversely impact our revenue and growth of sales of Glassia, our current AATD product.

In addition, our plasma-derived protein therapeutics face competition from existing non-plasma products and other courses of treatments. For example, we believe our main competitor for KamRho(D) (IM and IV) is Kedrion, which in 2012 acquired the Anti-Rh product line of Ortho-Clinical Diagnostics, Inc., formerly our main competitor for KamRho(D) (IM or IV). Kedrion sells a product that we estimate accounts for approximately 50% of sales in the U.S. anti-Rh market. We believe there are three additional competitors in this market: Cangene, Grifols and CSL. Additionally, in 2008, GlaxoSmithKline plc and Amgen Inc. launched thrombopoietin inhibitors targeting immune thermobocytopunic purpura patients, which may reduce the demand for KamRho(D) (IV) to treat immune thermobocytopunic purpura. New treatments, such as small molecules, monoclonal or recombinant products, may also be developed for indications for which our products are now used. We do not currently sell any recombinant products. We have begun developing recombinant versions of AAT, but we cannot be certain that such products will ever be approved or commercialized. The main advantage of recombinant AAT is its potentially higher availability at lower price per raw material. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant or other non-plasma products or treatments.

Sales in our Distribution segment rely primarily on our ability to win tender bids based on the price and availability of our products in annual public tender processes.

Sales in our Distribution segment rely primarily on our ability to win tender bids during the annual tender process in Israel. In 2010 through 2012, we benefitted from the temporary suspension of two of our competitors from selling their IVIG products in Israel. This suspension has been lifted and both competitors are now able to distribute plasma-derived protein therapeutics in the Israeli market. As these competing IVIG products returned to the market at the end of 2012, we experienced increased competition for our Distribution segment products. For example, we participated in 2013 in a public tender in Israel with these competitors. During this public tender process, some of our customers from prior years chose to purchase their supply requirements from our competitors. As a result of these competitors returning to the market, revenues from our Distribution segment decreased in 2013 and may further decrease in the future. Our existing and new competitors may also have significantly greater financial resources than us, which they could use to promote their products and business. Greater financial resources would also enable our competitors to substantially reduce the price of their products or services. If our competitors are able to offer prices lower than us, our ability to win tender bids during the annual tender process will be materially affected, and could reduce our total revenues or decrease our profit margins.

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

Product liability claims or product recalls involving our products, or products we distribute, could have a material adverse effect on our business.

Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution and sale of plasma-derived therapeutic protein products and other drug products. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products including those manufactured by others that we distribute in Israel. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, or if the indemnities we have negotiated do not adequately cover losses, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our plasma-derived protein therapeutics and any product candidates that we may develop;

•	injury to our reputation;

•	difficulties in recruitment of new participants to our future clinical trials and withdrawal of current clinical trial participants;

•	costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	difficulties in finding distributors for our products;

•	difficulties in entering into strategic partnerships with third parties;

•	diversion of management’s attention;

•	loss of revenue;

•	the inability to commercialize any products that we may develop; and

•	higher insurance premiums.

Plasma is biological matter that is capable of transmitting viruses and pathogens, whether known or unknown. Therefore, plasma derivative products, if not properly tested, inactivated, processed, manufactured, stored and transported, could cause serious disease and possibly death to the patient. Further, even when such steps are properly effected, viral and other infections may escape detection using current testing methods and may not be susceptible to inactivation methods. Any transmission of disease through the use of one of our products or third-party products sold by us could result in claims against us by or on behalf of persons allegedly infected by such products.

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

We depend on the continued service and performance of our key employees, including Amir London, our Chief Executive Officer, David Tsur, our former Chief Executive Officer and our Active Deputy Chairman of the Board of Directors, and our other senior management. We have entered into employment agreements with all of our senior management, including Mr. London, and other key employees. Either party, however, can terminate these agreements for any reason. The loss of key members of our executive management team could disrupt our operations or product development and have an adverse effect on our ability to grow our business.

Our ability to attract, recruit, retain and develop qualified employees is critical to our success and growth.

We compete in a market that involves rapidly changing technological and regulatory developments that require a wide ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop and exercise our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who depart with qualified or effective successors. Many of the companies with which we compete for experienced personnel have greater resources than us.

Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. There can be no assurance that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

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

We receive payment for our sales and make payments for resources in a number of different currencies. While our sales and expenses are primarily denominated in U.S. dollars, our financial results may be adversely affected by fluctuations in currency exchange rates as a portion of our sales and expenses are denominated in other currencies, including the NIS and the Euro. Market volatility and currency fluctuations may limit our ability to cost-effectively hedge against our foreign currency exposure and, in addition, our ability to hedge our exposure to currency fluctuations in certain emerging markets may be limited. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods. We were affected by the Russian Ruble devaluation during 2015, which led to a decrease in the income from sales of our products in Russia. Fluctuation in the USD-Euro exchange rate may affect revenues and expenses mainly in our Distribution Segment, and we may experience increased sensitivity to the USD-Euro exchange rate as we increase the portion of our products marketed and sold in Europe.

Events in global credit markets may impact our ability to obtain financing or increase the cost of future financing, including interest rate fluctuations based on macroeconomic conditions that are beyond our control.

During periods of volatility and disruption in the U.S., European, or global credit markets, obtaining additional or replacement financing may be more difficult and the cost of issuing new debt could be higher than the costs we incur under our current debt. The higher cost of new debt may limit our ability to have cash on hand for working capital, capital expenditures and acquisitions on terms that are acceptable to us.

Developments in the economy may adversely impact our business.

Our operating and financial performance may be adversely affected by a variety of factors that influence the general economy in the United States, Europe and worldwide, including global and local economic slowdowns, challenges faced banks and the health of markets for the sovereign debt. Many of our largest markets, including the United States and Europe, previously experienced dramatic declines in the housing market, high levels of unemployment and underemployment, and reduced earnings, or, in some cases, losses, for businesses across many industries, with reduced investments in growth.

A recessionary economic environment may adversely affect demand for our plasma-derived protein therapeutics. As a result of job losses, patients in the U.S. may lose medical insurance and be unable to purchase needed medical products or may be unable to pay their share of deductibles or co-payments. Hospitals may steer patients adversely affected by the economy to less costly therapies, resulting in a reduction in demand, or demand may shift to public health hospitals, which purchase our products at a lower government price. A recessionary economic environment may also lead to price pressure for reimbursement of new drugs, which may adversely affect the demand for our future plasma-derived protein therapeutics.

If our manufacturing facility in Beit Kama, Israel were to suffer a serious accident, contamination, force majeure event materially affecting our ability to operate and produce saleable plasma-derived protein therapeutics, all of our manufacturing capacity could be shut down for an extended period.

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

Failure to timely increase our manufacturing capacity may have a material adverse effect on our business.

As our product offerings in our Proprietary Products segment increase, we will be required to produce in higher volumes compare to previous years.  A failure to increase our manufacturing volume as needed may lead to an inability to supply products, may have an adverse effect on our business and could cause substantial harm to our business reputation and result in the loss of future customers and orders.

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

However, the patent landscape in the biotechnology and pharmaceutical fields is highly complicated and uncertain and involves complex legal, factual and scientific questions. Changes in either patent laws or in the interpretation of patent laws in the United States and other countries may diminish the value and strength of our intellectual property or narrow the scope of our patent protection. In addition, we may fail to apply for or be unable to obtain patents necessary to protect our technology or products or enforce our patents due to lack of information about the exact use of our processes by third parties. Even if patents are issued to us or to our licensors, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to prevent competitors from using similar technology or marketing similar products, or limit the length of time our technologies and products have patent protection. Additionally, many of our patents relate to the processes we use to produce our products, not to the products themselves. In many cases, the plasma-derived products we produce or develop in the future will not, in and of themselves, be patentable. Since many of our patents relate to processes, if a competitor is able to utilize a process that does not rely on our protected intellectual property, that competitor could sell a plasma-derived product similar to one we have developed or sell it without infringing these patents. In addition, we are a party to certain license agreements that may impose various obligations upon us as a licensee, including the obligation to make milestone and royalty payments. If we fail to comply with these obligations, the licensor may terminate the license, in which event we might not be able to market any product that is covered by the licensed intellectual property.

Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after their filing, if at all, and because publications of discoveries in scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in such patent applications. As a result, the patents we own and license may be invalidated in the future, and the patent applications we own and license may not be granted. For example, if a third party has also filed a patent application covering an invention similar to one covered in one of our patent applications, we may be required to participate in an adversarial proceeding, known as an “interference proceeding,” declared by the U.S. Patent and Trademark Office or its foreign counterparts to determine priority of invention. In 2012, the Leahy-Smith America Invents Act, or AIA, created a new legal proceeding, the inter partes review petition, that allows third parties to challenge the validity of patents before the Patent Trials and Appeals Board.

The costs of these proceedings could be substantial and our efforts in them could be unsuccessful, resulting in a loss of our anticipated patent position. In addition, if a third party prevails in such a proceeding and obtains an issued patent, we may be prevented from practicing technology or marketing products covered by that patent. Additionally, patents and patent applications owned by third parties may prevent us from pursuing certain opportunities such as entering into specific markets or developing or commercializing certain products or reduce the cost effectiveness of the relevant business as a result of needing to make royalty payments or other business conciliations. Finally, we may choose to enter into markets where certain competitors have patents or patent protection over technology that may impede our ability to compete effectively. We filed an inter partes review petition at the Patent Trial and Appeal Board on June 4, 2014, challenging the validity of a patent owned by Grifols, Inc., the manufacturer of Prolastin and Prolastin-C, competitors to Kamada’s Glassia product.  The patent, U.S. Patent No. 6,462,180, entitled “Precipitation; Passing Eluted Solution Through Anionic and Cationic Exchange Resins” (“the ‘180 patent”) is directed to a process of purifying alpha-1 proteinase inhibitor from aqueous solutions. The petition asserted that the patent is invalid in view of several prior art references. The inter partes review was instituted on December 18, 2014.  The institution decision included, inter alia, the  finding that certain claims of the ‘180 patent are invalid based on the cited prior art.  These claims have also undergone ex parte reexamination at the United States Patent and Trademark Office ("USPTO") and have also been  found to be invalid in that proceeding. On October 27, 2015, the USPTO rejected all the pending claims in the ex parte reexamination proceeding and on December 18, 2015, the Patent Trial and Appeal Board gave its final decision in which it was held that the claims in respect of the ‘180 patent are invalid. On February 16, 2016 Grifols filed a Patent Owner’s Notice of Appeal.

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

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions, as well as ownership provisions, with our employees, consultants, contractors, scientific advisors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and former employees and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

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

We own trademarks that identify certain of our products and have registered these trademarks in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, it is possible that third parties may infringe, dilute or otherwise violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, our enforcement against third-party infringers or violators may be unduly expensive and time-consuming, and the outcome may be an inadequate remedy. Even if trademarks are issued to us or to our licensors, they may be challenged, narrowed, cancelled, held to be unenforceable or circumvented.

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

If we are found to be infringing, misappropriating or otherwise violating the patent or other intellectual property rights of a third party, or in order to avoid or settle claims, we or our strategic partners may choose or be required to seek a license, execute cross-licenses or enter into a covenant not to sue agreement from a third party and be required to pay license fees or royalties or both, which could be substantial. These licenses may not be available on acceptable terms, or at all. Even if we or our strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened claims, we or our strategic partners are unable to enter into licenses on acceptable terms.

There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition, to the extent that we gain greater visibility and market exposure as a public company in the United States, we face a greater risk of being involved in such litigation. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, opposition, cancellation, re-examination and similar proceedings before the U.S. Patent and Trademark Office and its foreign counterparts and other regulatory authorities, regarding intellectual property rights with respect to our products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace or to conduct our business in accordance with our plans and budget, and patent litigation and other proceedings may also absorb significant management time.

Some of our employees, consultants and service providers, were previously employed or hired at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. While we take steps to prevent them from using the proprietary information or know-how of others in their work for us, we may be subject to claims that we or they have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer or former ordering service or that they have breached certain non-compete obligations to their former employers. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims successfully, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

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

Our industry is highly regulated and changes in law may adversely impact our business, operations or financial results. The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “healthcare reform law”), is a sweeping measure intended to expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. The healthcare reform law, among other things: (i) addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. On January 21, 2016, the Centers for Medicare and Medicaid Services issued final regulations to implement the changes to the Medicaid Drug Rebate Program under the healthcare reform law. These regulations become effective on April 1, 2016. We are evaluating the potential impact of these regulations on our business and operations.  In addition, the new law establishes an abbreviated licensure pathway for products that are drugs made by a living organism or derived from a living organism, commonly referred to as biosimilars, to become FDA-approved biological products, with provisions covering exclusivity periods and a specific reimbursement methodology for biosimilars. Over the past few years, President Obama has submitted budget proposals seeking to reduce the exclusivity period for biosimilars from 12 years to seven years.

The reforms imposed by the healthcare reform law will significantly impact the pharmaceutical industry; however, the full effects of the healthcare reform law cannot be known until these provisions are fully implemented and the Centers for Medicare and Medicaid Services and other federal and state agencies complete their issuance of applicable regulations or guidance. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our products. We will continue to evaluate the healthcare reform law, as amended, the implementation of regulations or guidance related to various provisions of the healthcare reform law by federal agencies, as well as trends and changes that may be encouraged by the legislation and that may potentially impact on our business over time.

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

Under the Israeli Restrictive Trade Practices Law, 5758-1988 (the “Restrictive Trade Practices Law”), a company that supplies or acquires more than 50% of any product or service in Israel is deemed to be a monopoly. The monopolist is prohibited from participating in certain business practices, including unreasonably refusing to sell products or provide services over which a monopoly exists, charging unfair prices for such products or services, and abusing its position in the market in a manner that might reduce business competition or harm the public. In addition, the General Director of the Israeli Antitrust Authority may determine that a company is a monopoly and has the right to order such company to change its conduct in matters that may adversely affect business competition or the public, including by imposing restrictions on its conduct. Depending on the analysis and the definition of the relevant product markets in which we operate, we may be deemed to be a “monopoly” under the Israeli Restrictive Trade Practices Law with respect to certain of our products. Furthermore, following an amendment to the Restrictive Trade Practices Law that became effective in August 2015, which repealed the statutory exemption that existed under the Restrictive Trade Practices Law for restrictive arrangements that were mutually exclusive arrangements, we may need to amend such agreements or seek a specific exemption from the Israeli Antitrust Authority for such arrangements, and we may not be successful in amending such agreements or receiving such exemptions.

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

In the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation or derivative actions. We may also be the target of these types of litigation and actions in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

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

Sales by us or the shareholders of a substantial number of our ordinary shares in the public market, either on the Tel Aviv Stock Exchange (the “TASE”) or Nasdaq, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. As of December 31, 2015, we had 36,418,741 ordinary shares outstanding.

Except for shares held by our affiliates as contemplated by Rule 144 and the Securities Act of 1933, as amended (the “Securities Act”), all of the ordinary shares that are outstanding as of December 31, 2015, as well as the 2,281,493 ordinary shares issuable upon exercise of outstanding options are freely tradable in the United States without restrictions or further registration under the Securities Act. Approximately 23.03% of our outstanding ordinary shares are beneficially owned by affiliates. These entities could resell the shares into the public markets in the United States in the future in accordance with the requirements of Rule 144, which include certain limitations on volume.

In addition, until no later than June 2018, Damar Chemicals Inc., a company registered in Panama (“Damar”), Leon Recanati, Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”) and wholly-owned by Mr. Recanati, and David Tsur and their respective affiliates are entitled to require that we register their 8,706,464 shares under the Securities Act for resale into the public markets in the United States. All shares sold pursuant to an offering covered by such registration statement will be freely tradable in the United States, except for shares purchased by affiliates.

The significant share ownership positions of Leon Recanati, the current Chairman of our board of directors, and the Hahn family may limit our shareholders’ ability to influence corporate matters.

Leon Recanati, the Chairman of our board of directors, and the Hahn family own, directly and indirectly, 10.91% and 10.00% of our outstanding ordinary shares, respectively, as of December 31, 2015. Accordingly, if Leon Recanati and the Hahn family vote the shares that they own or control together, they will be able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares. On March 6, 2013, a shareholders agreement was entered into, effective March 4, 2013, pursuant to which Mr. Recanati and any company controlled by him (collectively, the “Recanati Group”), on the one hand, and Damar, TUTEUR S.A.C.I.F.I.A (“Tuteur”) (companies controlled by the Hahn family) and their affiliates (collectively, the “Damar Group”), on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company. We are not party to such agreement or bound by its terms.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares have been traded on the TASE since August 2005, and on Nasdaq since May 2013. Trading in our ordinary shares on these markets takes place in different currencies (U.S. dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares on Nasdaq, and a decrease in the price of our ordinary shares on Nasdaq could likewise cause a decrease in the trading price of our ordinary shares on the TASE.

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

As a foreign private issuer, we have the option to follow Israeli corporate governance practices rather than certain corporate governance requirements of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the home country practices we follow instead. We have relied on this “foreign private issuer exemption” with respect to all the items listed under the heading “Item 16G. Corporate Governance”, including with respect to shareholder approval requirements in respect of equity issuances and equity-based compensation plans, the requirement to have independent oversight on our director nominations process and to adopt a formal written charter or board resolution addressing the nominations process, the quorum requirement for meetings of our shareholders and the Nasdaq requirement to have a formal charter for the compensation committee. We may in the future elect to follow home country practices in Israel with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. See “Item 16G. Corporate Governance.”

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

We anticipate taking advantage of these disclosure exemptions until we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” upon the earliest of:

•	December 31, 2018, which is the last day of the fiscal year in which the fifth anniversary of our initial public offering in the United States has occurred;

•	the last day of the fiscal year in which our annual gross revenues are $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates.

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been terrorist activity, with varying levels of severity over the years. Most recently, during July and August 2014, Israel engaged in an armed conflict with Hamas in the Gaza Strip, resulting in thousands of rockets being fired from the Gaza Strip and missile strikes against civilian targets in various parts of Israel, which disrupted most day-to-day civilian activity, particularly in southern Israel, the location of our manufacturing facility. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our ability to manufacture and deliver products to customers could be materially adversely affected. Additionally, the operations of our Israeli suppliers and contractors may be disrupted as a result of hostile action or hostilities, in which event our ability to deliver products to customers may be materially adversely affected.

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

As of December 31, 2015, we had 319 employees, all of whom were based in Israel. Our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the most recent conflicts with Hamas in July and August 2014, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

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

In order to remain eligible for the tax benefits of an Approved/Privileged Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. In addition, in order to remain eligible for the tax benefits available to the Approved Enterprise, we must also comply with the criteria set forth in the applicable certificate of approval, and in the case of the Privileged Enterprise, we must also comply with the conditions set forth in the tax ruling. These conditions include, among other things, that the production, directly or through subcontractors, of all our products should be performed within certain regions of Israel. If we do not meet these requirements, the tax benefits would be reduced or canceled and we could be required to refund any tax benefits that we received in the past, in whole or in part, linked to the Israeli consumer price index, together with interest. Further, these tax benefits may be reduced or discontinued in the future. For example, while we do not expect that the transfer of manufacturing of Glassia to Baxalta, or the grant to Baxalta of the right to use our technology for such manufacturing, would result in the reduction or loss of these tax benefits, according to the tax ruling that we obtained, we may lose those benefits if it is determined that we do not comply with the conditions set forth in the tax ruling.  If these tax benefits are canceled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 25% in 2013, increased to 26.5% for 2014 and 2015 and decreased to 25% in 2016. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

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

We are incorporated in Israel. Except for Dr. Michael Berelowitz, none of our directors or executive officers are residents of the United States and the Israeli experts named in this Annual Report are located in Israel. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

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

Item 4. Information on the Company

Corporate Information

We were founded in Israel in 1990. In August 2005, we successfully completed an initial public offering on the TASE. In June 2013, we successfully completed an initial public offering in the United States on Nasdaq The address of our principal executive office is 7 Sapir St., Kiryat Weizmann Science Park, P.O. Box 4081, Ness Ziona 7414002, Israel, and our telephone number is +972 8 9406472. Our website address is www.kamada.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

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

We will cease to be an “emerging growth company” upon the earliest of:

•	December 31, 2018, which is the last day of the fiscal year in which the fifth anniversary of our initial public offering in the United States has occurred;

•	the last day of the fiscal year in which our annual gross revenues are $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates.

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

Business Overview

We are an orphan drug focused, plasma-derived protein therapeutics company with an existing marketed product portfolio and a robust late-stage product pipeline. We develop and produce specialty plasma-derived protein therapeutics and currently market these products through strategic partners in the United States and directly, through local distributors, in several emerging markets. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce AAT in a high purity, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties. Our flagship product, Glassia, is the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. We market Glassia through a strategic partnership with Baxalta US Inc. in the United States. Additionally, we have a product line consisting of about ten other injectable pharmaceutical products which are marketed, in addition to Glassia, in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe, Africa and Asia. We currently have six plasma-derived protein products in our development pipeline, including Inhaled AAT for AATD, for which we completed a pivotal Phase II/III clinical trial in Europe and are expecting to file the Marketing Authorization Application ("MAA") with the EMA in March 2016. We are also conducting a Phase II clinical trial of our Inhaled AAT for AATD in the United States, in which we recently have completed the enrollment of the patients for this trial. See “—Our Product Pipeline and Development Program—Inhaled Formulations of AAT—AATD.”  In addition we have completed a pivotal Phase II/III US clinical trial for anti-rabies immunoglobulin as a post-exposure prophylaxis, which successfully met the trial’s primary endpoint of non-inferiority when measured against an IgG reference product. We expect to file a Biologics License Application (BLA) with the U.S. Food and Drug Administration (FDA) in mid-2016 for this product. In addition to our propriety products, we leverage our expertise and presence in the plasma-derived protein therapeutics market  by distributing 14 complementary products in Israel that are manufactured by third parties.

Glassia is an intravenous AAT product that is indicated for chronic augmentation and maintenance therapy in adults with emphysema due to AATD. AAT is a naturally occurring protein found in a derivative of plasma known as fraction IV. AAT regulates the activity of certain white blood cells known as neutrophils and reduces cell inflammation. Patients with genetic AATD suffer from a chronic inflammatory state, lung tissue damage and a decrease in lung function. We believe that our second generation AAT product, Inhaled AAT for AATD, is currently the only aerosolized AATD treatment in advanced stages of clinical development. We believe that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby further reducing the risk of infection, decreasing the need for clinic visits or nurse home visits and reducing medical costs. In addition, because Inhaled AAT for AATD would be delivered directly to the affected tissue through a nebulizer using a lower dosage, we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and therefore increase our profitability. Additionally, we have successfully completed a Phase I/II clinical study in Israel for newly diagnosed Type-1 diabetes (“T1D”) and have initiated a Phase II clinical study for this indication in Israel. We have also initiated a proof-of-concept (“POC”) Phase I/II clinical study with our intravenous AAT product to treat GvHD in cooperation with Baxalta, conducted at the Fred Hutchinson Cancer Research Center in Seattle, Washington. We have also completed Phase II clinical studies in Israel for additional novel indications, using formulations of AAT through Inhalation, for cystic fibrosis and bronchiectasis. We are also initiating a Phase I/II clinical study with our intravenous AAT product to prevent lung transplant rejection.

Our products are produced using our advanced proprietary technologies and know-how for the separation and purification of proteins derived from human plasma. We produce our plasma-derived protein therapeutics in our state-of-the-art, cGMP compliant, FDA-approved, large scale production facility located in Beit Kama, Israel.

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture plasma-derived therapeutics and market them in more than 15 countries, and the Distribution segment, in which we distribute drugs manufactured by third-parties for critical use in Israel, most of which are produced from plasma or its derivative products.  We have derived approximately 38%,  37% and 41% of our total revenues in the years ended December 31, 2015, 2014 and 2013, respectively, from sales in the United States, approximately 5%,  7% and 9.5% of our total revenues in the years ended December 31, 2015, 2014 and 2013,  respectively, from sales in Europe, approximately 4% , 3% and 4% of our total revenues in the years ended December 31, 2015, 2014 and 2013,  respectively, in Asia (excluding Israel) and 9%, 7% and 8.4% of our total revenues in the years ended December 31, 2015, 2014 and 2013, respectively, from Latin America.

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

We currently have products that target four product categories: respiratory, immunoglobulins, critical care and other. Our flagship product in the Proprietary Products segment is Glassia, sales of which, for the years ended December 31, 2015, 2014 and 2013 approximately 70%, 66% and 54% of our total revenues, respectively, in the Proprietary Products segment. Revenue from our intravenous AATD products comprised approximately 43%, 42% and 49% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. Sales of KamRAB and KamRho (D) for the years ended December 31, 2015, 2014 and 2013 accounted for the substantial balance of total revenues in the Proprietary Products segment.

Product	Indication	Active Ingredient	Geography
Respiratory
Glassia (or Respira/RespiKam/Ventia in certain countries)	Intravenous AATD	Alpha-1 Antitrypsin (human)	United States, Israel, Russia, Slovenia, Brazil, Argentina, Cuba, Colombia**
Immunoglobulins
KamRAB	Prophylaxis of rabies disease	Anti-rabies immunoglobulin (human)	Israel, India, Thailand, El Salvador, Australia, Russia*, Mexico*, Georgia* and Korea
KamRho (D) IM	Prophylaxis of hemolytic disease of newborns	Rho(D) immunoglobulin (human)	Israel, Brazil, India, Argentina, Chile, Russia, Kenya, Nigeria, Sri Lanka* and the Palestinian Authority
KamRho (D) IV	Treatment of immune thermobocytopunic purpura	Rho(D) immunoglobulin (human)	Israel, India*, Sri Lanka* and Argentina*
Snake bite antiserum	Treatment of snake bites by the Vipera palaestinae and Echis coloratus	Anti-snake venom	Israel*
Other Products
Heparin Lock Flush	To maintain patency of indwelling IV catheter designed for intermittent injection therapy or blood sampling	Heparin sodium	Israel*
Kamacaine 0.5%	Local or regional anesthesia or analgesia during surgery, diagnostic and therapeutic procedures and obstetrical procedures. Spinal anesthesia for surgery	Bupivacaine HCl	Israel
Human transferrin (diagnostical grade)	Not for human use	Transferrin	United States, Israel, Germany, France and Netherlands
___________
*	We have regulatory approval, but have not marketed the product in this country in 2015.
**	Product was registered, but we have not yet started sales.

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

In the United States and Europe, we believe that AATD is currently significantly under-identified and under-treated, as we estimate that only approximately 6% and 2-3% of all potential cases of AATD are treated in the United States and Europe, respectively, with an aggregate of up to an estimated 200,000 patients suffering from AATD, of which less than 10% have been diagnosed. According to a 2013 report of the Marketing Research Bureau, the annual cost to the patient of AATD treatment is between $80,000 and $100,000 per patient. In the United States, in some of the European countries and in Israel, we believe that the majority of the cost of treatment is covered by medical insurance programs.

We estimate that the potential world market for AAT products is significantly larger than current consumption indicates. We believe that the primary reasons for this are the non-availability of AAT products in many countries, underdiagnosis of patients suffering from AATD, expensive and protracted registration processes required to commence sales of AAT products in new markets and the absence of insurance reimbursement in various countries. As AATD can be diagnosed with a simple blood test, we expect diagnosis of AATD to increase going forward as awareness of AAT increases.

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

Currently, Glassia has been approved in six countries. It is sold in five of those countries and also is sold in two additional countries, where it has not been approved, on a compassionate use basis. The majority of sales of Glassia are in the United States, where Glassia was approved by the FDA in July 2010 and sales began in September 2010. As part of the approval, the FDA requested that we conduct post-approval Phase IV clinical trials, as is common in the pharmaceutical industry, aimed at collecting additional safety and efficacy data for Glassia. In 2010, we submitted our proposed Phase IV clinical trials to the FDA. Such Phase IV clinical trials began in 2015. Pursuant to our agreement with Baxalta, the Phase IV clinical trials are financed by Baxalta.

We market Glassia in the United States through our partnership with Baxalta. We market Glassia in Israel by ourselves and in five other countries through our local distributors. Sales to Baxalta accounted for approximately 37%, 36% and 40% of our total revenues in the years ended December 31, 2015, 2014 and 2013, respectively. We plan to submit Glassia for marketing approval in additional countries. Revenues from our intravenous AATD products have grown from approximately $0.6 million in 2009 to $30.0 million in 2015, representing a 92% compound annual growth rate.

Immunoglobulins

KamRAB

KamRAB is a prophylactic treatment against rabies infection that is administered to patients after exposure to an animal suspected of being infected with rabies. KamRAB is a protein therapeutic derived from hyper-immune plasma, which is plasma that contains high levels of antibodies from donors that have been previously exposed to rabies by an active rabies vaccine. KamRAB is administered by a one-time injection, and the precise dosage is a function of the patient’s weight.

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

We began selling KamRAB in certain countries in Asia and Latin America in 2003, where sales of the product have steadily increased. We sell KamRAB in nine countries, received regulatory approval to market KamRAB in three other countries and are pursuing market approval in the United States. In April 2007, we received approval from the FDA to commence Phase II/III clinical trials of KamRAB and in January 2010, the FDA approved significantly shorter clinical trials. The trialbegan in the second quarter of 2013 and was completed in 2014.  The trial evaluates the safety and effectiveness of KamRAB and assesses whether KamRAB interferes with the development of self-active antibodies. We announced that we successfully met the trial’s primary endpoint of non-inferiority when measured against an IgG reference product. The Phase II/III clinical trial was a prospective, randomized, double-blind, non-inferiority study of 118 healthy subjects. The study evaluated pharmacokinetic (PK) parameters of anti-rabies IgG levels inserum at different time points and assessed whether Kamada’s IgG interferes with the development of self-active antibodies. In addition, safety and tolerability were assessed. The trial’s primary end point measured the anti-rabies titer on day 14 as well as on additional time points for secondary end points, following drug infusion and infusion of an active vaccine as recommended by the standard-of-care. The primary endpoint was designed to determine non-inferiority with a -10% margin. Top-line results showed that the primary endpoint of non-inferiority was met with a difference of -1.8% between the two therapies with variability between -8.2% and 3.1% (90% Confidence limit). Results showed that Kamada’s IgG was safe and well tolerated with no drug-related Serious Adverse Events (SAEs) experienced. Based on the trial's results, we plan to submit a Biologics License Application ("BLA") with the FDA in 2016 and launch KamRAB in the United States in 2017, if approved by the FDA. In July 2011, we signed a strategic agreement with Kedrion S.p.A for the clinical development and marketing in the United States of KamRAB, pursuant to which Kedrion agreed to bear all the costs required for the Phase II/III clinical trials. See “— Strategic Partnerships — Kedrion.”

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

According to academic research, approximately 15% of Caucasian women are Rh-negative and, if left untreated, HDN would affect one percent of all newborns and would be responsible for the death of one baby out of every 2,200 births. In addition, academic research estimates that ITP affects approximately five out of every 100,000 children per year, and two of every 100,000 adults per year worldwide, although some will recover without treatment. We have completed the registration process for Kam Rho (D), and are selling it in nine countries in Israel, Latin America, Asia, Africa and Eastern Europe.

Snake Bite Antiserum

Our snake bite antiserum product is used for the treatment of humans that have been bitten by the most common Israeli viper (Vipera palaestinae) and by the Israeli Echis (Echis coloratus). The venom of these snakes is poisonous and causes, among other symptoms, severe immediate pain with rapid swelling. These snake bites can lead to death if left untreated. Our snake bite antiserum is produced from hyper-immune serum that has been derived from horses that were immunized against Israeli viper and Israeli Echis venom. This product is the only treatment on the market for Vipera palaestinae and Echis coloratus snake bites in Israel.

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

Distribution Segment

Our primary products in the Distribution segment include pharmaceuticals for critical use delivered by injection, infusion or inhalation. We leverage our expertise and presence in the plasma-derived protein therapeutics market to distribute products in Israel that we believe complement our products in the Proprietary Products segment. Most of the products in our Distribution segment are produced from plasma or plasma-derivatives, and are manufactured by European companies. We distribute these products in Israel on an exclusive basis. IVIG is our primary product in the Distribution segment, comprising approximately 61%, 70% and 64% of total revenues in the Distribution segment for the years ended December 31, 2015, 2014 and 2013, respectively. Sales of IVIG accounted for approximately 24%, 18% and 26% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively.

The following table sets forth our primary products in our Distribution segment.

Product	Indication	Active Ingredient
Respiratory
Bramitob	Management of chronic pulmonary infection due to pseudomonas aeruginosa in patients six years and older with cystic fibrosis	Tobramycin
FOSTER	Regular treatment of asthma where use of a combination product (inhaled corticosteroid and long-acting beta2-agonist) is appropriate	Beclomethasone dipropionate, Formoterol fumarate
Immunoglobulins
IVIG 5%	Treatment of various immunodeficiency-related conditions	Gamma globulins (IgG) (human)
Varitect	Preventive treatment after exposure to the virus that causes chicken pox and zoster herpes	Varicella zoster immunoglobulin (human)
Zutectra	Prevention of hepatitis B virus (HBV) re-infection in HBV-DNA negative patients 6 months after liver transplantation for hepatitis B induced liver failure	Human hepatitis B immunoglobulin
Hepatect CP	Prevent contraction of Hepatitis B by adults and children older than two years	Hepatitis B immunoglobulin (human)
Megalotect	Contains antibodies that neutralize cytomegalovirus viruses and prevent their spread in immunologically impaired patients	CMV immunoglobulin (human)
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

Our Product Pipeline and Development Program

We are in various stages of clinical development of new product candidates for our Proprietary Products segment. The following table sets forth our primary product pipeline in our Proprietary Products segment and each such product’s stage of clinical trials:

___________
(1)	“IV” represents intravenous administration of the product. “IH” represents inhaled administration of the product. “IM” represents intramuscular administration of the product.

(2)	Phase I and II are completed in Israel. Phase II/III is completed in Europe (Phase II began in first quarter of 2014 in the United States.)

(3)	Phase I and II are completed in Israel. Received approval of investigational new drug (“IND”) application in the United States.

(4)	Phase II clinical trials in Israel for newly diagnosed cases of Type-1 diabetes began in first quarter of 2014.

(5)	Phase II/III clinical trials are completed.

(6)	Orphan drug designation in the United States.

(7)	Orphan drug designation in the European Union.

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

A Phase II/III pivotal trial under EMA guidance was completed in seven countries in Europe and in Canada in 2013. The trial, which was designed as a double blind placebo controlled and randomized trial, started in January 2010 and has been completed. A total of 168 patients were in the trial, with the last patient randomly selected in December 2012. Subjects in this trial were administered with a daily dose of Inhaled AAT for AATD or equivalent dose of placebo for 50 consecutive weeks. The primary endpoints for the trial were exacerbation events. Other endpoints, which were secondary and tertiary, included lung function, CT scan and quality of life. The trial was 80% powered based on the number of exacerbation events collected in the study, in order to detect a difference between the two groups one year later. A 20% difference between the two groups was required to prove efficacy and is considered to be clinically meaningful and would allow the decision to prescribe treatment. An open label extension of an additional 50 weeks on active drug was offered to study participants in most sites once they completed the initial 50 week period.  Treatment in the open label extension of the trial is complete.

Results from our double blind part of the trial indicated that the primary endpoint was not met, although a potentially encouraging signal was seen in lung function measurement. We reported in September 2014 the results of the study, stating that the primary endpoint of “time to the first moderate or severe exacerbation event” did not show a statistically significant difference between inhaled formulation of AAT and placebo in the Intent-to-Treat (“ITT”) population and that the study did not show statistically significant differences between inhaled formulation of AAT and placebo in the secondary exacerbation endpoints measured in the ITT population.

Despite not meeting the primary or secondary endpoints for the ITT population, lung function parameters, including Forced Expiratory Volume in One Second (“FEV1”) % of Slow Vital Capacity (“SVC”), FEV1 % predicted, FEV1 (liters) and Diffusing capacity (“DLCO”), which were collected to support safety endpoints, showed concordance of a potential treatment effect in the reduction of the inflammatory injury to the lung that is known to be associated with a reduced loss of respiratory function.

Our inhaled formulation of AAT therapy showed clinically relevant changes in various lung function measurements for the entire ITT population, a few of which were statistically significant. This suggests evidence of potential therapeutic activity resulting in a clinically relevant and meaningful effect. We intend  to initiate discussions with the FDA in 2016 to identify the regulatory pathway for registration in the United States.

Based on such results we have held pre-submission meetings with the European rapporteur and co-rapporteur in December 2014 with regard to filing MAA with the EMA for our Inhaled AAT for AATD, and we plan to file a MAA for our Inhaled AAT for AATD during the first quarter of 2016. The co-rapporteurs advised that they would consider the entire study data once submitted, including post hoc analysis and will not reject the application simply because the primary endpoint of the study was not met. They agreed that the application fulfills the requirements relating to unmet medical need and benefit to public health and that it may meet the scope of approval if we convincingly prove the positive benefit-risk balance of the product, by the time of MAA filing. The co-rapporteurs have requested the addition of supplemental data analyses that may address the benefit-risk balance and support the already available safety and efficacy data.

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

In May 2015, we presented updated data to previously announced results, that focused on the statistically significant lung function beneficial effect, additional data on the nature of symptoms of the first exacerbation, a clinically important measurement, were reported during the panel session. In the study, three major exacerbation symptoms were used to describe the severity of an exacerbation: dyspnea, sputum volume and sputum color. These symptoms were scored by patients using a daily electronic diary device. The group that received the inhaled AAT treatment showed statistically significant lower symptoms score (for both dyspnea and volume) for patients who experienced first exacerbation versus the placebo group for such events:

•	0-10 days for dyspnea the AAT group scored 11.94 vs 12.25 for placebo, p=0.0243
•	0-14 days for dyspnea the AAT group scored 11.58 vs 11.78 for placebo, p=0.0817

•	0-10 for sputum volume the AAT group scored 1.27 vs 1.38 for placebo, p=0.0334
•	0-14 days for sputum volume the AAT group scored 1.23 vs 1.32 for placebo, p=0.0595

In addition, the inhaled AAT group had a lower percentage of patients who experienced all three symptoms during the first exacerbation (type I exacerbation) of the first exacerbation versus the placebo group (18.8% vs. 31.3%, p=0.06). Key highlights of the updated data set as noted in our previous news release include:

•	Statistically significant lung function efficacy
•	Change in the nature of exacerbations (reduction in number of Type 1-exacerbations (trend) and reduction in dyspnea score (statistically significant)
•	The trial did not achieve statistical significance in primary endpoint of time to first exacerbation
•	The drug is safe and tolerable

We plan to file MAA to the EMA by March 2016, for approval for our Inhaled AAT for AATD. If we receive marketing authorization, we hope to launch Inhaled AAT for AATD no later than 2018 in Europe.

During March 2014, we initiated Phase II trials in the United States. This trial may serve as a supplementary trial to the European Phase II/III trial and was designed to incorporate parameters required by the FDA. This is a Phase II, double-blind, placebo-controlled study to explore the ELF and plasma concentration as well as safety of Inhaled AAT in AATD subjects. The subjects receive one of two doses of Inhaled AAT or placebo. The study involved the inhalation of 80 mg or 160 mg of human AAT or placebo twice daily via the eFlow® device for 12 weeks. Following the 12 week double blind period, the subjects are offered to participate in an additional 12 weeks open label period during which they receive only Inhaled AAT therapy.  In December 2015, we completed the enrollment of patients for the U.S. Phase II clinical trial. We expect to report top-line data by mid-2016.

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

Cystic Fibrosis

We are currently developing an inhaled formulation of AAT for the treatment of cystic fibrosis, which formulation has been designated as an orphan drug in Europe and the United States. Cystic fibrosis is a congenital disease that causes mucus to build up in the lungs, digestive tract and other areas of the body. The Cystic Fibrosis Foundation estimates that approximately 70,000 people suffer from cystic fibrosis throughout the world. The rate of diagnosis of new patients in the United States is approximately 1,000 per year. Treatment of cystic fibrosis continues throughout the patient’s life, and standard treatments are currently limited to inhaled antibiotics and, in severe cases, lung transplantation.

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

Bronchiectasis

We are also in the process of developing an inhaled formulation of AAT for the treatment of bronchiectasis, which formulation has been designated as an orphan drug in the United States. Bronchiectasis is an illness causing blockage and infection of the lungs. According to research conducted by the Cystic Fibrosis Foundation, in the United States alone, there are 100,000 persons suffering from bronchiectasis. Throughout the world, it is estimated that there are about 600,000 persons suffering from bronchiectasis. Treatment of bronchiectasis continues throughout the patient’s life.

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

AAT by Infusion for Treatment of Newly Diagnosed Type-1 Diabetes

We have commenced the development of an additional indication for our AAT IV for its usage in the treatment of newly diagnosed cases of Type-1 Diabetes. Diabetes is an autoimmune disease in which the pancreatic beta cells responsible for secretion of insulin are attacked and destroyed by the immune system. According to estimates by the U.S. Centers for Disease Control, more than 10 million persons throughout the world suffer from Type-1 Diabetes with 100,000 new patients diagnosed annually. According to estimates by the American Association for Type-1 Diabetes, approximately three million people in the United States suffer from Type-1 Diabetes, with 30,000 new patients diagnosed annually.

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

The study evaluated a pediatric population with recent onset type 1 diabetes (T1D) in a 37-week prospective, open-label, Phase I/II interventional trial, constituting 24 recently diagnosed subjects who received 18 infusions of 40, 60, or 80 mg/kg/dose of AAT over 28 weeks. The primary endpoints were safety and tolerability and secondary endpoints included glycemic control, C-peptide reserve, and autoantibody levels. Possible responders were defined as individuals with peak C-peptide levels that declined less than 7.5% below baseline. No serious adverse events, diabetic ketoacidosis (DKA), or severe hypoglycemic episodes were reported. Adverse events were dose-independent and transient. Glycemic control parameters improved during the study in all groups, independent of dosage. Hemoglobin A1c (HbA1c) decreased from 8.43% to 7.09% (mean, p<0.001). At the end of the study, 18 subjects (75%) had a peak C-peptide ≥0.2 pmol/mL. Eight subjects (33.3%) were considered possible responders and were characterized by shorter duration of T1D at screening (54.5 ± 34.3 vs. 95.9 ±45.7 days, p=0.036) and greater decrease in their HbA1c during the study period (−2.94± 1.55 vs.−0.95± 1.83%, p=0.016).

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

In March 2014, we began double-blind, randomized, placebo-controlled, multicenter Phase II/III trials evaluating the efficacy and safety of Glassia in the treatment of new onset Type-1 Diabetes. This study is conducted at four pediatric Type-1 Diabetes medical centers in Israel and was designed to evaluate beta cell functioning as measured by C-peptide parameters, glycemic control expressed in HbA1C levels, hypoglycemic events and insulin daily dose, among others.  We planned to enroll 192 patients randomized into two groups receiving AAT and one placebo group. Interim analysis was planned to be performed during 2016.

In December 2015, we reported that we will un-blind the current clinical trial at the planned interim analysis. We are in the opinion that this change will accelerate the timeline for future commercialization of the product, should the analysis be positive. We managed to enroll about 70 patients by the end of 2015, and have determined that this will be sufficient to allow us to explore the differences between treatment groups without the limitations of the blinding. To date, the safety profile of AAT is excellent without any major adverse events both in the current trial, which includes pediatric patients, as well as in commercial settings, where the drug has been used to treat hundreds of patients for its FDA approved indication.

AAT by Infusion for Treatment of Graft-Versus-Host Disease

Preliminary human and animal studies indicate that AAT may reduce the severity of GvHD, which is one of the key, life threatening complications of allogeneic stem cell transplantation. GvHD could result in significant damage to the recipients’ tissues including damage to the liver, gastrointestinal tract, skin and mucosal membranes. The immuno-modulatory effect of AAT may attenuate inflammation by lowering levels of pro-inflammatory mediators such as cytokines, chemokines and proteases that are associated with this severe disease. GvHD is a disease of unmet medical need and both the disease and current therapy options carry considerable side effects. Given the favorable safety profile of our intravenous AAT product, we will continue to support the clinical development of this potential indication and for possible regulatory submission. In April 2014, we announced the initiation of a POC Phase I/II clinical study with our intravenous AAT product to treat Graft-Versus-Host Disease (GvHD) in cooperation with Baxalta, to be conducted at the Fred Hutchinson Cancer Research Center in Seattle, Washington. We are evaluating whether our intravenous AAT product may decrease GvHD-related symptoms, including progressive tissue damage and thereby potentially increase the survival rates of this complication and possibly reduce or eliminate the need for "steroid" therapy. Results from this POC study in GvHD may also support global clinical development activities and may serve as a platform to apply for an expansion of the AAT indications with the regulatory authorities to include general organ transplantation, based on a similar mechanism of action.

The POC phase I/II study is enrolling 24 patients with steroid-resistant GvHD following allogeneic bone-marrow stem cell transplant who will receive six to ten doses of intravenously delivered AAT to determine safety, optimal dose and clinical response.  To date, 12 patients with hematologic malignancies were enrolled, 6 of which were enrolled in the first cohort and 6 in the second.  Patients showing no clinically satisfactory responses to steroids were given AAT at 90 mg/kg IV on day 1, followed by 30 mg/kg (first cohort) or 60 mg/kg (second cohort) every other day for a total of 8 doses (15 days). All subjects had GvHD of Grade III or IV with stage 4 intestinal involvement.

Preliminary results from the 1st cohort indicated that continuous administration of AAT as therapy for steroid resistant gut GvHD is feasible in the subject population. Healing of the bowel mucosa was evidenced by a decreased diarrhea, intestinal protein loss, including AAT, and endoscopic evaluation. Additionally, following examination of pro-inflammatory cytokines, in the preliminary results AAT administration suppressed serum levels of pro-inflammatory cytokines and interfered with GvHD biomarkers.

In January 2016, after receiving results from the 2nd cohort, we reported further positive interim data from this Phase I/II clinical trial. We reported on outcomes from the 12 subjects enrolled in cohorts 1 and 2 who were treated at two dose levels of AAT. The interim results showed that plasma AAT levels increased in both cohorts and remained stable for the duration of treatment. Treatment responses were evaluated as “peak” response and at day 28. Eight of the 12 subjects showed an overall response to treatment, four of which were complete responses and four were partial responses.

The European Commission, acting on the recommendation from the Committee for Orphan Medicinal Products of the EMA, has designated our proprietary human IV AAT as an orphan medicinal product to treat GvHD. We received Orphan Drug designation from the FDA for our AAT by IV to treat GvHD. The orphan designation allows the awarded pharmaceutical company to benefit from incentives offered by the Eropean Union to develop the designated medicine for the rare indication.

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

AAT for Treatment of Lung Transplant Rejection

We have entered into collaboration with Baxalta on a Phase I/II clinical trial of our proprietary alpha-1 antitrypsin (AAT) treatment for the prevention of lung transplant rejection that will be performed in Israel.

Under the agreement, Baxalta will collaborate in the development and funding of the study. The study will be initiated in first half of 2016.The principal investigator in this study is Prof. Mordechai R. Kramer, M.D., Director of the Institute of Pulmonary Medicine, Rabin Medical Center - Beilinson Hospital. Prof. Kramer, a renowned expert in pulmonary care and a top specialist in his field, is a full Professor at Tel Aviv University, Sackler Faculty of Medicine. He completed several fellowships in the U.S. in pulmonary care and lung transplantation, and has published many articles in leading scientific publications.

Lung transplant rejection occurs when the recipient’s immune system attacks the transplanted lung resulting in destruction of the transplanted lung tissue. Around 20% of lung transplant recipients will experience an episode of acute rejection within the first year and approximately 48% and 76% of the recipients will experience chronic rejection within five and 10 years respectively. Chronic rejection is also known as BOS (Bronchiolitis Obliterans Syndrome).

Lung transplant is considered only for people with severe, end-stage lung disease, when patients will most likely die without the surgery and no other options are available. The most common lung diseases for which people undergo lung transplant are Chronic Obstructive Pulmonary Disease, Idiopathic pulmonary fibrosis, Cystic fibrosis and Idiopathic Pulmonary Arterial Hypertension

To protect the new lung, patients are prescribed a variety of medications which suppress the body's natural immune response. These medications are called "immunosuppressants," and they are intended to trick the immune system into believing that the new organ is not foreign, and therefore it is not attacked. After transplantation, the patient will have to take immunosuppressant medications for the rest of the patient's life.

Other Indications

In addition, we believe that a number of additional potential indications may exist for this product candidate, including chronic obstructive pulmonary disease, islets transplantation and general organ transplantations.

Strategic Partnerships

We currently have strategic partnerships with a number of different companies regarding the development and/or distribution of our products in both the Proprietary Products and Distribution segments. Certain of the strategic partnerships relating to our Proprietary Products segment are discussed below.

Baxalta (Glassia)

On August 23, 2010, we entered into a strategic partnership with Baxter. During 2015, Baxter assigned all of its rights under the relevant partnership agreement to Baxalta.

The partnership arrangement includes three main agreements: (1) a distribution agreement, pursuant to which Baxalta is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand; (2) a licensing agreement, which grants Baxalta licenses to use our knowledge and patents to produce, develop and sell Glassia and other products administered by transfusion; and (3) an agreement for Baxalta to supply us with fraction IV, a plasma derivative, produced by Baxalta, as discussed under “— Manufacturing and Supply — Raw Materials — Fraction IV for Glassia.” As between us and Baxalta, we retain all rights, including distribution rights, to any inhaled formulation of AAT in development, including Inhaled AAT for AATD. On October 15, 2015, we signed a fourth amendment to the distribution agreement with Baxalta to extend the period of minimum purchases by Baxalta of Glassia until the end of 2018 and increase the minimum purchases under the distribution agreement. The minimum aggregate revenues expected under the agreements from 2010 to 2018 are expected to be at least $240 million (including $191 million of which we have already recognized as revenues through the end of 2015), excluding the royalty payments under the licensing agreement, which are not expected to begin prior to 2019.

Sales to Baxalta accounted for approximately 37%, 36% and 40% of our total revenues in the years ended December 31, 2015, 2014 and 2013, respectively.

Distribution Agreement

Pursuant to the distribution agreement, we received an upfront payment of $20 million related to distribution rights. Additionally, Baxalta is obligated to purchase a minimum amount of Glassia per year until the end of 2018. Pursuant to Baxalta’s minimum purchase obligations, from 2015 until the end of 2018, we are entitled to receive minimum payments of between $17.5 million and $24.5 million per year from Baxalta (the total minimum revenue commitment for the years 2016 until 2018 is $97 million). After 2018, Baxalta has no obligation to purchase a minimum amount of Glassia; however, Baxalta’s failure to purchase a specified minimum amount of Glassia over a period of 24 consecutive months beginning in 2016 until the expiration of the agreement provides us with the right to terminate the agreement. Baxalta is also obligated to fund required Phase IV clinical trials related to Glassia up to a specified amount. If the costs of such clinical trials are in excess of this amount, we have agreed to fund a portion of the costs. We do not expect that the cost of the trials will exceed the specified amount.

 The distribution agreement expires in 2040. In addition to customary termination provisions, either party may terminate the agreement, subject to certain exceptions, in whole or solely with respect to one or more countries covered by the distribution agreement, if regulatory approval in one or more countries covered by the distribution agreement is withdrawn or rejected and not reversed. Baxalta has the right to terminate the agreement, upon prior written notice and after a period of time, in the event that Glassia is determined to materially infringe upon a third party’s intellectual property rights. In addition to the minimum purchase termination right discussed above, we have the right to terminate the agreement upon prior written notice if Baxalta infringes upon our intellectual property.

Following termination of the agreement, Baxalta is obligated to cease marketing, promoting or otherwise using Glassia and, at our election, sell all remaining inventory of Glassia in the market or back to us at the relevant purchase price.

Technology License Agreement

The technology license agreement provides an exclusive license to Baxalta, with the right to sub-license to certain manufacturing parties, of our intellectual property and know-how regarding the manufacture and additional development of Glassia for use in Baxalta’s production and sale of Glassia in the United States, Canada, Australia and New Zealand. Baxalta agreed to pay us royalties at the rates specified in the agreement, which are in the low double digits during the first 15 years and decreasing to less than 10% for the remainder of the period, once it begins to sell Glassia of its own production. We do not expect that such production will begin prior to 2019. The technology license agreement sets forth a minimum amount of royalty payments of $5.0 million required to be made by Baxalta per year beginning on the first year of commercial sales of Glassia produced by Baxalta.

Pursuant to the technology license agreement, we are entitled to receive payments for the achievement of certain milestones for an aggregate of up to $25.0 million, of which we have already received $14.5 million. Of the milestone payments, $15.0 million are development-based milestones related to the transfer of technology to Baxalta and $10.0 million are sales-based milestones.

The intellectual property rights for any improvements on the manufacturing process or formulations that we disclose to Baxalta belong to the party that develops the improvements, with each party agreeing to cross-license the developed improvements to the other party. We retain an option to license any intellectual property developed by Baxalta under the agreement that is not considered an improvement on the licensed technology. Additionally, Baxalta owns any intellectual property it develops using the licensed technology for new indications for the intravenous AAT product, for which we retain an option to license at rates to be negotiated. Any technology related to new indications for the intravenous AAT product developed by us during the royalty payments period will be part of the licensed technology covered by the technology license agreement.

The technology license agreement expires in 2040. Either party may terminate the agreement, in whole or solely with respect to one or more countries covered by the distribution agreement, pursuant to customary termination provisions. Baxalta also has the right to terminate the agreement, upon prior written notice, in the event that: (i) our manufacturing process technology for Glassia is determined to materially infringe upon a third party’s intellectual property rights, and we have not obtained a license to such third party’s intellectual property or provided an alternative non-infringing manufacturing process; (ii) there are certain decreases in Glassia sales in the United States unless such decreases are due to transfers to Inhaled AAT for AATD; or (iii) the regulatory approval process in the United States has been withdrawn or rejected as a result of our inaction or lack of diligent effort, provided such withdrawal or rejection was not primarily caused by the breach by Baxalta of its obligations. We have the right to terminate the agreement, upon prior written notice: (i) if Baxalta contests or infringes upon our intellectual property; (ii) if regulatory approval in one or more countries covered by the technology license agreement is withdrawn or rejected and not reversed, provided it was not primarily caused by the breach by us of our obligations; (iii) in the event that Glassia produced by Baxalta, other than as a result of our manufacturing process technology, is determined to materially infringe upon a third party’s intellectual property rights, provided that the termination right is limited only to the country in which such judgment is binding; or (iv) if the first sale of Glassia produced by Baxalta has not occurred by June 15, 2017 and Baxalta has not used commercially reasonable efforts to sell by that date. Following any termination, other than expiration of the agreement, all licensed rights will revert to us. Upon expiration of the agreement, we are obligated to grant to Baxalta a non-exclusive, perpetual, royalty free license.

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

Pursuant to the agreement, Kedrion will bear all the costs of the Phase II/III clinical trials in the United States of our product for rabies. Costs related to any Phase IV clinic trials, if required, and the FDA Prescription Drug User fee that is required for all FDA new drug approvals will be divided equally between us and Kedrion. It was also agreed that the hyper-immune plasma required to produce the product would be supplied by KedPlasma LLC, a subsidiary of Kedrion. In 2014, the trial was completed and successfully met the trial’s primary endpoint of non-inferiority when measured against an IgG reference product See “Item 4. Information on the Company — immunoglobulins — KamRAB”.

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

Other than Baxalta, in the years ended December 31, 2015, 2014 and 2013, there were two, two and one supplier(s), respectively, who accounted for 10% or more of the total purchases of raw materials in our Proprietary Products Segment. We maintain relationships with several suppliers in order to ensure availability and reduce reliance on specific suppliers. We are dependent, however, on a number of suppliers who supply specialty ancillary products prepared for the production process, such as specific gels and filters. See “Item 3. Key Information — D. Risk Factors — We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements.”

In the years ended December 31, 2015, 2014 and 2013, we incurred $19.0 million, $9.9 million and $14.5 million of expenses for the purchase of raw materials, respectively.

Fraction IV for Glassia

On August 23, 2010, in conjunction with the cooperation arrangement with Baxalta, we signed an agreement with Baxalta for the supply of fraction IV for use in the production of Glassia to be sold in the United States. Under this agreement, Baxalta also supplies us with fraction IV to continue the development and trials of Glassia and for the production, sale and distribution of Glassia in jurisdictions other than the United States or for the production, sale and distribution of other products in any territory. Baxalta receives no payment for the supply of fraction IV to be used by us for the manufacture of Glassia to be sold to Baxalta. If we require fraction IV for other purposes, we are entitled to purchase it from Baxalta at a predetermined price. While we are dependent on Baxalta for the supply of fraction IV, Baxalta is currently dependent on us to produce Glassia for sale in the United States, as it does not have its own production capacity for Glassia. The supply agreement terminates on August 23, 2040, subject to an option for earlier termination in the event of a material breach.

In December 2012, we signed an additional agreement with Baxalta to supply additional fraction IV manufactured in its Vienna plant to be used as the raw material in the production of our AAT product. Baxalta is obligated to make available to us yearly minimum quantity of fraction IV. The agreement remains in effect until December 31, 2021, subject to earlier termination in the case of a breach, and may be renewed for two consecutive two year periods upon mutual agreement of both parties. Either party may terminate the agreement for any reason with twelve months prior written notice to the other party, provided that as a condition to such termination by Baxalta, Baxalta is obligated to provide us, upon our request, with fraction IV in the amount equivalent to the previous year’s total amount of fraction IV sold to us in addition to the fraction IV to be sold during the last year of the agreement.

We have relationships with suppliers in addition to Baxalta, and we are currently in negotiations with an additional FDA and EMA - approved fraction IV suppliers to reduce our dependence on Baxalta.

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

Research and Development

Our research and development activity in the Proprietary Products segment is focused on developing new orphan plasma-derived therapeutic products, registering new products, including conducting clinical trials, improving existing products and processes and engaging in development work at the request of regulatory authorities and strategic partners. We are continuing to pursue further growth by diversifying our product pipeline through the discovery and development of additional plasma-derived protein therapeutic products for high-value indications. We incurred approximately $16.5 million, $16.0 million and $12.7 million research and development expenses in the years ended December 31, 2015, 2014 and 2013, respectively.

Marketing and Distribution

In the Proprietary Products segment, we receive orders for plasma-derived protein therapeutics and, other than for Glassia, requests for participation in tenders for the supply of plasma-derived protein therapeutics from potential distributors and from existing distributors. We sell Glassia to Baxalta and to other distributors.

For our other products, we market, in most cases, by means of agreements with local distributors in each country through a tender process and the private market. The tender process is conducted on a regular basis with distributors, sometimes on an annual basis. For existing customers, our existing relationship does not guarantee additional orders from the same customers in these tenders. The decisive parameter is generally the price proposed in the tender. The distributor purchases plasma-derived protein therapeutics from us and sells them to its customers (either directly or by means of sub-distributors). In most cases, we do not sign agreements with the end users, and as such, we do not fix the price to the end user or its terms of payment and are not exposed to credit risks of the end users. In the vast majority of cases, our agreements with the local distributors award the various distributors exclusivity in the distribution of our plasma-derived protein therapeutics in the relevant country. The distribution agreements are, in most cases, made for a specific initial period and are subsequently renewed for one-year periods, where the parties have the right to cancel or renew the agreements with prior notice of a number of months. In these markets, we do not actively participate in the marketing to the end users, except for supplying marketing assistance where the cost is negligible or participation in marketing costs as a part of incentives for distributors. In Israel, we market our plasma-derived protein therapeutics independently to the end user, healthcare providers and medical centers or through a partner company that specializes in the supply of equipment and pharmaceuticals to healthcare providers.

Most of our sales outside of Israel are made against open credit and some in documentary credit or cash in advance. Most of our sales inside Israel are made against open credit or cash. The credit given to some of our customers abroad (except for sales in documentary credit or cash) is mostly secured by means of a credit insurance policy.

In the Distribution segment, we market our products in Israel to health maintenance organizations and hospitals on our own or by our third party logistic associates. While we occasionally receive direct orders for our Distribution segment products, we primarily sell our Distribution segment products through offers to participate in public tenders, which occur on an annual basis. The public tender process involves health maintenance organizations and hospitals soliciting bids from several potential suppliers, including us, and selecting the winning bid based on several attributes, whereas the primarily attributes are, price and availability. The annual public tender process is also used by our existing customers to determine their suppliers. As a result, our existing relationships with customers in our Distribution segment do not guarantee additional orders from such customers year to year.

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

Customers

For the year ended December 31, 2015, sales to Baxalta and Kupat Holim Clalit, an Israeli healthcare provider, accounted for 37% and 15%, respectively, of our total revenues.  For the year ended December 31, 2014, sales to Baxalta and Kupat Holim Clalit, an Israeli healthcare provider, accounted for 36% and 17%, respectively, of our total revenues. For the year ended December 31, 2013, sales to Baxalta and Kupat Holim Clalit accounted for 40% and 12%, respectively, of our total revenues. No other sole customer accounted for greater than 10% of our total revenues in the years ended December 31, 2015, 2014 and 2013.

Baxalta is our major customer in the Proprietary Products segment. Our other customers in the Proprietary Products segment are our distributors in Brazil, Argentina, Russia, Thailand and India, as well as healthcare providers and medical centers in Israel. In other geographies, most of the sales of our products are conducted through local distributors. These arrangements are further described above under “— Marketing and Distribution.”

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

Proprietary Products Segment

We believe that there are two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd., Grifols S.A., which acquired a previous competitor, Talecris Biotherapeutics, Inc. in 2011, Kedrion, and Cangene Corporation (acquired by Emergent BioSolutions). We have not seen significant changes in the activities of our competitors in recent years. Additionally, our strategic alliance with Baxalta in the United States has strengthened our AAT competitive positioning in the market.

Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. Some of them have an additional advantage regarding the availability of raw materials, as they fractionate  plasma internally  and own companies that collect or produce raw materials such as plasma.

The following describes details known to us about our most significant competitors for each of our main Proprietary Products segment products.

Glassia.  We believe that Glassia has two main competitors: Grifols and CSL. We estimate that Grifols’ AAT by infusion product for the treatment of AATD, Prolastin, accounts for 50% market share in the U.S. and more than 70% of sales worldwide, and until 2015 it was the only such product that is approved for sale in both – key European countries and the United States. CSL’s AAT by IV product, Zemaira, is mainly sold in the United States, and during 2015 received centralized marketing authorization approval in the European Union. We expect CSL to launch the product in few selected EU markets during 2016.  Apart from its sales of the past Talecris product, Grifols is also a local producer of a separate AAT product, Trypsone, which is marketed in Spain and in some Latin American countries, including Brazil. While Baxalta is our strategic partner for sales of Glassia, it also serves existing patients in the United States with its own product, Aralast. As far as we know Baxalta proactively markets only Glassia in the United States, while maintaining existing patients on Aralast. In addition, we are aware of a smaller local producer of AAT in the French market, Laboratoire Français du Fractionnement et des Biotechnologies, S.A. We do not believe any new suppliers are expected to enter the United States market for AAT by infusion in the near future. As part of the approval of our competitors’ intravenous AAT products for the treatment of AATD, they (like us) were required by the FDA to conduct Phase IV clinical trials aimed to collect efficacy data. CSL has released results from its Phase IV trial. As far as we know those results were not accepted by the FDA as prove of required efficacy. To the best of our knowledge, to date, our other competitors have not completed their trials or their results have not been published.

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

KamRho(D).  While Kedrion is one of our strategic partners for KamRAB, it is also one of our competitors for this product following its acquisition of the Anti-Rh product line of Ortho-Clinical Diagnostics, Inc., which was formerly our main competitor for this product. We estimate that Kedrion’s product accounts for approximately 50% of sales in the United States. Kedrion also markets a competing product in Italy and has begun to expand into other markets. We believe there are three additional suppliers of competitive products in this market: Cangene, Grifols and CSL. There are also local producers in other countries that make similar products mostly intended for local markets.

Distribution Segment

We believe that there are a number of companies active in the Israeli market distributing the products of several manufacturers whose comparable products compete with our products in the Distribution segment. These manufacturers include Grifols, Baxalta, CSL, Octapharma AG, Omrix Biopharmaceuticals Ltd. (a Johnson & Johnson company) and Cangene as well as some of largest pharmaceutical manufacturers in the world, such as, Novartis AG, AstraZeneca AB, Sanofi UK and GlaxoSmithKline. These competing manufacturers have advantages of size, financial resources, market share, broad product selection and extensive experience in the market, although we believe that we have greater expertise in the Israeli market. Each of these competitors sells its products through local representatives in Israel.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we sell and are developing. Except for companionate use cases, any pharmaceutical candidate that we develop must be approved by the FDA before it may be legally marketed in the United States and by the appropriate foreign regulatory agency before it may be legally marketed in foreign countries.

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

As part of the Patient Protection and Affordable Care Act (“ACA”), Public Law No. 111-148, under the subtitle of Biologics Price Competition and Innovation Act of 2009 (“BPCI”), a statutory pathway has been created for licensure, or approval, of biological products that are biosimilar to, and possibly interchangeable with, earlier biological products approved by the FDA for sale in the United States. Also under the BPCI, innovator manufacturers of original reference biological products are granted 12 years of exclusive use before biosimilars can be approved for marketing in the United States. There have been proposals to shorten this period from 12 years to seven years. The objectives of the BPCI are conceptually similar to those of the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the “Hatch-Waxman Act,” which established abbreviated pathways for the approval of drug products. The implementation of an abbreviated approval pathway for biological products is under the direction of the FDA and is currently being developed. In February 2012, the FDA published draft guidance documents on biosimilar product development. Since then, biosimilar product registration in the U.S. has been materialized by few other guidelines and acts, such as the draft guidance for formal meetings related to biosimilar product development (November 2015-"Final Guidance Formal Meetings Between the FDA and Biosimilar Biological Product Sponsors or Applicants  Guidance for Industry") and the Biosimilar User Fee Act (BsUFA). A biosimilar is defined in the statute as a biological product that is highly similar to an already approved biological product, notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biosimilar and the approved biological product in terms of the safety, purity, and potency. Under this proposed approval pathway, biological products can be approved based on demonstrating they are biosimilar to, or interchangeable with, a biological product that is already approved by the FDA, which is called a reference product. If we obtain approval of a BLA, the approval of a biologic product biosimilar to one of our products could have a significant impact on our business. The biosimilar product may be significantly less costly to bring to market and may be priced significantly lower than our products.

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

On January 21, 2016, the Centers for Medicare and Medicaid Services issued final regulations to implement the changes to the Medicaid Drug Rebate Program under the healthcare reform law. These regulations become effective on April 1, 2016. We are evaluating the potential impact of these regulations on our business and operations.

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

Patents

As of December 31, 2015, we owned for use within our field of business five families of patents, which are registered or applied for in the United States and also in the European Union, Russia, Turkey, Israel, certain Latin American countries and other countries. At present, our two patents protecting our manufacturing process are considered to be material to the operation of our business as a whole. One such material patent is issued in the United States and expires in 2018. The other material patent has been issued in a variety of jurisdictions, including Australia, Austria, Belgium, Canada, Denmark, Estonia, Israel, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Slovenia, Poland, Spain, Portugal, Sweden, Switzerland, Turkey, the United Kingdom and the United States, and expires in 2024. We are currently focusing mainly on seeking patent protection in Israel, the United States and Europe.

Our patents generally relate to the separation and purification of proteins and their respective pharmaceutical compositions and are expected to expire at various dates between 2018 and 2027. We also rely on trade secrets to protect certain aspects of our separation and purification technology.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or any patent applications that we license will result in the issuance of any patents and there is no guarantee that patent applications that were filed with the patent offices, which are still pending, will be eventually granted and will be registered. Additionally, our issued patents and those that may be issued in the future may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. We cannot be certain that we were the first to invent the inventions claimed in our owned patents or patent applications and/or the first to file said patent applications. In addition, our competitors may independently develop similar technologies that don’t fall within the scope of the technology protected under our patents, or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for research and development, testing and regulatory review of a potential product until authorization for marketing, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. Our registered trademarks in several countries, such as United States and the European Union, Israel, and certain Latin American countries,  include the trademarks Glassia, RespiKam, KamRAB,  KEDRAB, Kamada Respira, Kamada and Rebinolin.

Trade Secrets and Confidential Information

We rely on, among other things, confidentiality and invention assignment agreements to protect our proprietary know-how and other intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. For example, we require our employees, consultants, service providers and our business partners to execute confidentiality agreements in connection with their employment relationships during the term of the commercial relationship with us and thereafter, and to disclose and assign to us inventions conceived in connection with their services to us. However, there can be no assurance that these agreements will be fulfilled or shall be enforceable, or that these agreements will provide us with adequate protection. See “Item 3. Key Information — D. Risk Factors — In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.”

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

The audited consolidated financial statements for the years ended December 31, 2015, 2014, and 2013 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

Overview

We are an orphan drug focused, plasma-derived protein therapeutics company with an existing marketed product portfolio and a robust late-stage product pipeline. We develop and produce specialty plasma-derived protein therapeutics and currently market these products through strategic partners in the United States and directly, through local distributors, in several emerging markets. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce AAT in a high purity, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties. Our flagship product, Glassia, is the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. We market Glassia through a strategic partnership with Baxalta in the United States. Additionally, we have a product line consisting of ten other injectable pharmaceutical products which are marketed, in addition to Glassia, in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. We currently have six plasma-derived protein products in our development pipeline, including Inhaled AAT for AATD, for which we completed a pivotal Phase II/III clinical trial in Europe and are expecting to file the MAA with the EMA in the first quarter of 2016. See “Item 4. Information on the Company—Our Product Pipeline and Development Program—Inhaled Formulations of AAT—AATD.” We are also conducting a Phase II clinical trial with our Inhaled AAT for AATD in the United States, for which we have completed the enrollment of patients. In addition, we have completed a pivotal Phase II/III US clinical trial for anti-rabies immunoglobulin as a post-exposure prophylaxis and met the trial’s primary endpoint of non-inferiority when measured against an IgG reference product. In addition to our propriety products we leverage our expertise and presence in the plasma-derived protein therapeutics market by distributing 14 complementary products in Israel that are manufactured by third parties.

Our Segments

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture plasma-derived therapeutics and market them in more than 15 countries, and the Distribution segment, in which we distribute drugs mainly for critical use in Israel, which are manufactured by third-parties, most of which are produced from plasma or its derivative products.

Segment performance is evaluated based on revenues and gross profit (loss). Items that are not allocated to our segments consist mainly of research and development costs, sales and marketing expenses, general and administrative costs and financial expenses, net, each of which are managed on a group basis. For the year ended December 31, 2015, we derived $42.9 million of revenues from our Proprietary Products segment, or 61% of total revenues, and $27.0 million of revenues from our Distribution segment, or 39% of total revenues. For the year ended December 31, 2014, we derived $44.4 million of revenues from our Proprietary Products segment, or 62% of total revenues, and $26.7 million of revenues from our Distribution segment, or 38% of total revenues. For the year ended December 31, 2013, we derived $50.7 million of revenues from our Proprietary Products segment, or 72% of total revenues, and $20.0 million of revenues from our Distribution segment, or 28% of total revenues.

Factors Affecting Our Results of Operations

Growing Demand

Over the past few years, we have seen an increase in demand for products in our Proprietary Products segment. In particular, in 2014 and 2015, the number of patients treated by Glassia increased by more than 25% each year, and we expect the number of patients to continue to grow over the medium term as diagnostics improve and disease awareness increases. We expect that our revenues from the Proprietary Products segment will grow by approximately 75%, allowing us to achieve our midterm revenue goal of $100 million by 2017 through increased sales of our existing products in the Proprietary Products segment, mainly driven from sales of Glassia world-wide.  The AAT augmentation market for AATD in the U.S., which is the primary market for Glassia has grown by approximately 10% annually in the last few years, and we expect that the overall market for Glassia will continue to increase due to new patient identification. Technological improvements and increased awareness permit innovations in the diagnosis of the illnesses and symptoms. In addition, demand in certain emerging markets such as Russia, Brazil and India for plasma-derived products have grown and are expected to continue to grow. This demand is driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products in some of these markets. More informed patients are demanding the use of drugs based on human antibodies obtained from human plasma rather than antibodies obtained from animal blood, which generally have a lower standard of quality and safety.

Additionally, in the United States and Europe, we believe that AATD is currently significantly under-identified and under-treated, as we estimate that only approximately 6% and 2-3% of all potential cases of AATD are treated in the United States and Europe, respectively, with an aggregate of up to an estimated 200,000 patients suffering from AATD, of which less than 10% have been diagnosed. We expect that our market opportunity for our AAT products, including Glassia and Inhaled AAT for AATD (if approved), will continue to grow as awareness of AATD expands due to factors such as marketing activities, inexpensive and effective diagnosis tools, and improved training. In addition, various awareness and patient identification programs initiated by companies producing AATD treatments are expected to increase demand for Glassia and, once approved, Inhaled AAT for AATD. In addition, our product pipeline is focused on products for indications that will address markets in which we believe have a significant market opportunity, such as indications for the treatment of newly diagnosed Type-1 diabetes, lung-transplant rejection and GvHD.

Sales of our Distribution segment products are made through public tenders of Israeli hospitals and health maintenance organizations on an annual basis. The prices we can offer, as well as the availability of products, are key factors in meeting the local demand of the Israeli market.

Our Distribution segment had experience significant growth of sales in the recent years since 2010 and it may continue to grow if we will be able to increase our product portfolio.

Strategic Partnerships

In July 2010, we received FDA approval for the marketing of Glassia in the United States. Following this approval, we entered into a strategic arrangement with Baxalta for the marketing and distribution of Glassia in the United States, Canada, Australia and New Zealand and for the licensing of our technology, granting Baxalta rights to manufacture Glassia for sales in these territories. We began recognizing revenues from sales of Glassia in the United States under this strategic arrangement with Baxalta in September 2010. From the inception of the strategic arrangement through December 31, 2015, we have received $34.5 million from Baxalta for distribution rights, a portion of which has been accrued as deferred revenue, and for achieving milestones set forth in the distribution and licensing agreements. We have recognized cumulative revenues until December 31, 2015 from Baxalta in the amount of $146.6 million. We currently generate revenues from sales of Glassia to Baxalta, and incur cost of revenues to produce it. In accordance with the latest amendment to the manufacturing and distribution agreement, Baxalta has the right to begin producing Glassia itself, which is expected to occur not before 2019 at the earliest, and pay us royalties. As Baxalta transitions to producing Glassia in its own facilities, our capacity will become available to produce inhaled formulations of AAT, AAT products for sale in other geographies and indications, or other plasma-derived products. We would generate higher margins from royalties from Baxalta under this arrangement, as we would not incur cost of revenues, but we may receive lower revenues. We expect to replace those lower revenues by producing and selling other products, including inhaled formulations of AAT, if approved, in Europe, Glassia worldwide through local distributors and, if approved by the competent authorities, anti-rabies product in the United States. Our expectations with respect to Glassia assume the continuation of our strategic partnership with Baxalta. See “Item 3. Key Information — D. Risk Factors — In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.”

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

In addition, in July 2011, we signed a strategic agreement with Kedrion to cooperate in the clinical development and exclusive marketing and sales in the United States of KamRAB, our vaccine against rabies in humans. Kedrion markets its products in Europe, the United States and in approximately 40 other countries worldwide. We have not yet started to generate revenues under this agreement as Kedrion has just completed the Phase III clinical trials in the United States, which, as stated above, met the trial’s primary endpoint.

Product Development Costs

Since our company was founded, we have focused on developing a broad portfolio of plasma-derived protein therapeutics for a variety of indications. The development of plasma-derived protein therapeutics is characterized by significant up-front product development costs, including, for example, costs for conducting clinical trials to obtain regulatory approvals, regulatory expenses, costs for materials for development, external consulting fees and opportunity costs for reallocating our production facility to produce clinical trial materials and conforming our production processes for regulatory purposes. In order to reduce costs related to the development and regulatory approval of new protein therapeutics, we seek to share development costs with strategic partners, such as Baxalta for the clinical trials for Glassia in the United States and Kedrion for the clinical trials for KamRAB in the United States. See “Item 4. Information on the Company — Strategic Partnerships — Baxalta (Glassia)” and “Business — Strategic Partnerships — Kedrion (KamRAB).”

Product development costs may fluctuate from period to period, as our product candidates pass through various stages of development. For example, for the years ended December 31, 2015, 2014 and 2013, we incurred significant research and development expenses related to clinical trials related to Inhaled AAT for AATD in Europe and the United States and AAT for the treatment of newly diagnosed Type-1 diabetes. We expect to continue to incur research and development expenses related to clinical trials, as well as other ongoing, planned or future clinical trials with regards to our product pipeline. See “Item 4. Information on the Company — Our Product Pipeline and Development Program.

Product Competition

The worldwide market for pharmaceuticals in general and biopharmaceutical and plasma products in particular has in recent years undergone a process of mergers and acquisitions among companies active in such markets. This trend has led to a reduction in the number of competitors in the market, and the increase of strengthening of the remaining competitors, mainly for specific immunoglobulin products.

While there are additional producers of AAT products in Europe and the United States, including Baxalta, we have not seen significant changes in these producers’ activities in the market. Additionally, our strategic alliance with Baxalta has strengthened our competitive positioning in the market and we believe this will contribute to increased revenues in the future. However, this assumes the continuation of our strategic partnership with Baxalta. See “Item 3. Key Information — D. Risk Factors — In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.”

In our Distribution segment, in recent periods, we benefitted from the temporary suspension in sales in Israel of two of our competitors’ IVIG products. These competing IVIG products returned to the market at the end of 2012. As a result, we experienced increased competition for our Distribution segment products in 2015, 2014 and 2013. Such competition may further increase in the future.

Costs of Raw Materials

In our Proprietary Products segment, a significant portion of our manufacturing costs are for raw materials consisting of plasma or fraction IV of plasma. The consolidation among plasma companies has led to a decrease in the number of plasma suppliers in the world, as either manufacturers of plasma-based pharmaceuticals purchase plasma suppliers or plasma suppliers are shut down in response to the number of manufacturers of plasma-based pharmaceuticals decreasing. In addition, in recent years, we have seen an increase in the development efforts for new plasma-derived products.

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

In our Distribution segment, our costs are for the purchase of products for sale from our distributors. Our annual purchases are forecasted each year with each distributor, but individual product purchases during the year are made on a purchase order basis. For these instances, we do not have minimum purchase obligations, and as such, are able to respond accordingly to pricing fluctuations that occur year to year. Historically, we have not seen significant price fluctuations from our two largest suppliers. Unless absent of material changes in the market, such as a significant increase in the price of plasma or plasma-derivatives shall occur, we do not expect a significant increase in the cost of purchasing products.

 Key Components of Our Results of Operations

Revenues

In our Proprietary Products segment, we generate revenues from the sale of products and the licensing of our technology to strategic partners. Historically, we have derived most of our revenues from the sale of products and to a lesser extent from payments by the Israeli government related to our snake bite antiserum product. In the years ended December 31, 2015, 2014 and 2013, we derived a significant portion of our total revenues from sales of Glassia to Baxalta. Sales to Baxalta accounted for approximately 37%, 36% and 40% of our total revenues in the years ended December 31, 2015, 2014 and 2013, respectively. Revenue from all sales of Glassia comprised approximately 43%, 43% and 49% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively. We expect revenues attributable to the sale of Glassia to Baxalta will grow in the next three years, in line with the expected continued increase in the number of patients treated by Glassia and pursuant to the fourth amendment to the Manufacturing, Supply and Distribution Agreement, until Baxalta begins production of Glassia, at which time our sales to Baxalta will be reduced as they are replaced by royalties from Baxalta.

In our Distribution segment, we generate revenues from the sale in Israel of products produced by third parties. In 2013, such revenues were affected by the return of one of our competitor’s IVIG products to the Israeli market after a temporary reduction during the prior year. In 2014, sales of IVIG increased again due to our successful marketing efforts and increased demand in the market. In 2015 sales of IVIG moderately increased. However, due to exchange rate differences and changes in the market conditions, revenues have moderately decreased. Sales of IVIG accounted for approximately 24%, 26% and 18% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively.

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

In addition to the successful strategic partnership with Baxalta and successful penetration to the U.S. market, we have focused during the years ended December 31, 2015, 2014 and 2013 on increasing our production outputs and improving profitability. In addition, implementing significant technology improvements and streamlining our manufacturing process resulted in significantly increased manufacturing capacity at our facility. The strategic partnership with Baxalta enabled us to achieve economies of scale and lower our per-unit costs, and we believe that the increase in production capacity will lead to a further increase in profitability. We have been implementing production improvements for Glassia that we expect will lead to improved margins and higher productivity in anticipation of increased demand for our existing products as well as for additional applications for AAT. Any changes in our Glassia production processes must be approved by the FDA. In 2012, we submitted a supplement to the FDA with respect to Glassia production improvements. In March 2013, we received a request from the FDA to submit additional data and explanations prior to its approval of our new production processes, and we received FDA approval in July 2014. During the second quarter of 2014, inventory in the amount of $3.0 million, produced using the improved manufacturing process, was written off due to a short shelf life of the inventory and our reevaluation of the fair value of such inventory.

Gross profit is the difference between total revenues and the cost of revenues. Gross profit is mainly affected by volume of sales and launching new products, cost of raw materials and plant maintenance and overhead. We have seen an increase in gross profitability in recent years as a result of the increase in our sales and the corresponding reduction in per unit costs attributable to greater production output. Such increase halted in 2014 and 2015, when our gross profitability decreased in 2014 compared to that for 2013, primarily due to (i) revenues that were $4.5 million lower than the milestone achieved in 2013, (ii) revenues from upfront payments related to collaborative agreements that were $1.8 million lower than that of the prior year, (iii) a onetime $3.0 million inventory write-off in the second quarter of 2014, (iv) a $1.0 million increase of cost of vials sold due to excess capacity and (v) a $1.1 million increase in costs due to a one-time sales incentive. In 2015, our gross profit increased compared to 2014 primarily due to lower profitability in the Proprietary Products segment, and a small reduction in total revenues in 2015, due to increased cost of revenues attributable to our Proprietary Products segment, which offset the effect of the one-time $3.0 million inventory write-off in the second quarter of 2014.

Our gross margins are generally higher in our Proprietary Products segment (29%, 27%, and 46.5% for the years ended December 31, 2015, 2014 and 2013, respectively), reflecting higher margins on our proprietary products than in our Distribution segment (12.3%, 12.2%, and 14.3% for the years ended December 31, 2015, 2014 and 2013). In 2015, the gross margin in the Proprietary Products segment was higher than that of 2014 as a result of the effect of the lack of the one-time $3.0 million inventory write-off in the second quarter of 2014, which offset mainly lower profits resulting from our change in the mix of our product sold.  Our gross margins in 2014 were lower than 2013 mainly as a result of a $4.5 million milestone received in 2013, which was not received in 2014. We expect that our overall gross margins will increase to the extent that our sales from Proprietary Products segment increase as a percentage of our total sales, and we expect our gross margins in the Proprietary Products segment to increase further to the extent that our sales of Glassia (or other AAT products) increase as these products have higher gross margins than our immunoglobulin proprietary products.

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

We expect our research and development expenses to remain stable annually over the next couple of years to reflect our plan to fund certain additional clinical trials for AAT for certain additional indications. However, actual spending could differ as our plans change and we invest in other drugs or potentially reduce our anticipated funding on research for existing products or partner with other parties to fund development.

Selling and Marketing Expenses

Selling and marketing expenses principally consist of expenditures incurred for sales incentive, advertising, marketing or promotional activities, shipping and handling costs, product liability insurance and business development activities, as well as marketing authorization fees to regulatory agencies. Due to our strategic partnerships in our Proprietary Products segment, we expect these costs to remain at a similar level other than ongoing effort to increase sales of existing products.  However, we may incur higher expenses in the future, as we have not entered into strategic partnerships for all of our pipeline products, which we may decide to sell using our own direct sales force. We market our products in our Distribution segment to health maintenance organizations and hospitals in Israel and recently also began to market products directly to patients.

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

Income (expense) in respect of currency exchange differences and derivatives instruments

Income (expense) in respect of currency exchange differences and derivatives instruments are comprised of changes on balances in currencies other than our functional currency. Changes in the fair value of derivatives instruments not designated as hedging instruments are reported to profit or loss.

Financial Expenses

Financial expenses are comprised of changes in the time value of provisions, changes in the fair value of financial assets or liabilities at fair value through profit and interest and amortization of discount on convertible debentures.

Taxes on Income

We have not been required to pay income taxes since 1997 other than tax withheld in a foreign jurisdiction in 2012, which were not incurred in 2013, 2014 and 2015.

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

As of December 31, 2015, we have net operating loss carryfowards of approximately $85.5 million. The net operating loss carryforwards have no expiration date. Following the full utilization of our net operating loss carryforwards, we expect that our effective income tax rate in Israel will reflect the benefits discussed above.

Results of Operations

The following table sets forth certain statement of operations data:

	Year Ended December 31,
	2015	2014	2013
	(in thousands, except per share data)
Revenues from Proprietary Products	$42,952	$44,389	$50,658
Revenues from Distribution	26,954	26,676	19,965
Total revenues	69,906	71,065	70,623
Cost of revenues from Proprietary Products	30,468	32,617	27,104
Cost of revenues from Distribution	23,640	23,406	17,112
Total cost of revenues	54,108	56,023	44,216
Gross profit	15,798	15,042	26,407
Research and development expenses	16,530	16,030	12,745
Selling and marketing expenses	3,652	2,898	2,100
General and administrative expenses	7,040	7,593	7,862
Operating income (loss)	(11,424)	(11,479)	3,700
Financial income	463	404	278
Income (expense) in respect of currency exchange differences and derivatives instruments	625	—	(369)

Financial expense	(934)	(2,086)	(3,142)
Income (loss) before taxes on income	(11,270)	(13,161)	467
Taxes on income	-	52	24
Net income (loss)	$(11,270)	$(13,213)	$443

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Segment Results

	Year Ended December 31,		Change 2015 vs. 2014
	2015	2014	Amount	Percent
	(in thousands)
Revenues:
Proprietary Products	$42,952	$44,389	$(1,437)	(3.2)%
Distribution	26,954	26,676	278	1.0%
Total	$69,906	$71,065	$(1,159)	(1.6)%
Cost of Revenues:
Proprietary Products	$30,468	$32,617	$(2,149)	(6.6)%
Distribution	23,640	23,406	234	1.0%
Total	$54,108	$56,023	$(1,915)	(3.4)%
Gross Profit:
Proprietary Products	$12,484	$11,772	$712	(6.0)%
Distribution	3,314	3,270	44	1.3%
Total	$15,798	$15,042	$756	5.0%

Revenues

In the year ended December 31, 2015, we generated $69.9 million of total revenues, compared to $71.1 million in the year ended December 31, 2014, a decrease of $1.2 million, or approximately 0.2%.  This decrease was primarily due to a $1.4 million decrease in our Proprietary Products segment revenues, mainly due to decrease in sales volume, partally offset by an increase of $0.3 million in our Distribution segment mainly attributable to increased demand and marketing efforts.

Cost of Revenues

In the year ended December 31, 2015, we incurred $54.1 million of cost of revenues, compared to $56.0 million in the year ended December 31, 2014, a decrease of $1.9 million, or approximately 3%. The cost of revenues in our Proprietary Products segment decreased by $2.1 million, which was primarily due to a $3.0 million onetime inventory write-off in the second quarter of 2014, as there was no corresponding write-off in 2015, and lower stock-based compensation of $0.6 million, partially offset by an increase of $1.3 million of materials purchase and change in inventory. The cost of revenues in our Distribution segment increased by $0.2 million, which was primarily due to an increase in volume of sales.

Gross profit in our Proprietary Products segment increased by $0.7 million in 2015, primarily due to a $2.1 million decrease in cost of revenue, which was mainly attributable to the lack of the $3.0 million inventory write-off in the second quarter of 2014, partially offset by an insignificant decrease in sales volume. Gross profit in our Distribution segment remained stable.  As a percentage of total revenues, gross margin was 22.6% and 21.2% for the years ended December 31, 2015 and 2014, respectively. Gross margin for the Proprietary Products segment, as a percentage of revenues from that segment, was 29.1% and 26.5% for the years ended December 31, 2015 and 2014, respectively. Gross margin for the Distribution segment, as a percentage of revenues from that segment, was 12.3% for the years ended December 31, 2015 and 2014. The increase in gross profit margin was primarily driven by the decrease in the Proprietary Products segment revenues, the effect of which was offset by a decrease in Proprietary Products segment costs.

Research and Development Expenses

In the year ended December 31, 2015, we incurred $16.5 million of research and development expenses, compared to $16.0 million in the year ended December 31, 2014, an increase of $0.5 million, or approximately 3%. This increase was primarily due to a $2.1 million increase in facility costs allocated to research and development partially offset by a $1.6 million decrease in expense for clinical trials. Research and development expenses accounted for approximately 23.6% and 22.6% of total revenues for the years ended December 31, 2015 and 2014, respectively.

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(in thousands)
Inhaled AAT	$4,939	$6,326
AAT for newly diagnosed Type-1 Diabetes	1,753	1,959
Unallocated salary	4,566	4,514
Unallocated facility cost allocated to research and development	4,569	2,409
Unallocated other expenses	703	822
Total research and development expenses	$16,530	$16,030

Research and development expenses for Inhaled AAT for AATD decreased by $1.4 million due to the completion of the clinical trial and preparation for registration in the European Union. Research and development expenses for Type-1 Diabetes decreased by $0.2 million. Unallocated expenses are expenses that are not managed by projects and are allocated between various tasks that are not always related to a major project. In the years ended December 31, 2015 and 2014, we incurred $4.5 million  each year, of unallocated salary expenses, $4.6 million and $2.4 million, respectively, of facility costs allocated to improvements in processes and $0.7 million and $0.8 million, respectively, of unallocated other expenses.

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

Selling and Marketing Expenses

In the year ended December 31, 2015, we incurred $3.7 million of selling and marketing expenses, compared to $2.9 million in the year ended December 31, 2014, an increase of $0.8 million, or approximately 26%. This increase was primarily due to a $0.3 million increase in marketing support to distributors , $0.2 million increase in wages and $0.2 million increase in marketing expenses. Selling and marketing expenses accounted for approximately 5.2% and 4.0% of total revenues for the years ended December 31, 2015 and 2014, respectively.

General and Administrative Expenses

In the year ended December 31, 2015, we incurred $7.0 million of general and administrative expenses, compared to $7.6 million in the year ended December 31, 2014, a decrease of $0.6 million, or approximately -7.2%. This decrease was primarily due to a decrease in share base payment expenses.  General and administrative expenses accounted for approximately 10.1% and 10.7% of total revenues for the years ended December 31, 2015 and 2014, respectively.

Financial Income

In the year ended December 31, 2015, we generated $0.5 million of financial income, compared to $0.4 million in the year ended December 31, 2014, an increase of $0.1 million, or approximately 15%.

Expense in respect of currency exchange differences and derivatives instruments

In the year ended December 31, 2015, we incurred income of $0.6 million in respect of currency exchange differences on balances in other currencies versus the U.S. dollar. In the year ended December 31, 2014 there was no impact from that line item.

Financial Expenses

In the year ended December 31, 2015, we incurred $0.9 million of financial expenses, compared to $2.1 million in the year ended December 31, 2014, a decrease of $1.2 million, or approximately 55% associated with a decrease in financial expenses for our convertible debt which was partially repaid at the end of 2014 and paid in full at the end of 2015.

Taxes on Income

In the year ended December 31, 2015, we had no taxes on income, compared to $52,000 incurred from deferred tax assets in the year ended December 31, 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Segment Results

	Year Ended December 31,		Change 2014 vs. 2013
	2014	2013	Amount	Percent
	(in thousands)
Revenues:
Proprietary Products	$44,389	$50,658	$(6,269)	(12.3)%
Distribution	26,676	19,965	6,711	33.6%
Total	$71,065	$70,623	$(442)	1%
Cost of Revenues:
Proprietary Products	$32,617	$27,104	$5,513	20.3%
Distribution	23,406	17,112	6,294	36.7%
Total	$56,023	$44,216	$11,807	26.7%
Gross Profit:
Proprietary Products	$11,772	$23,554	$(11,782)	(50.0)%
Distribution	3,270	2,853	417	14.6%
Total	$15,042	$26,407	$(11,365)	(43.0)%

Revenues

In the year ended December 31, 2014, we generated $71.1 million of total revenues, compared to $70.6 million in the year ended December 31, 2013, an increase of $0.4 million, or approximately 0.6%.  This increase was primarily due to a $6.7 million increase in our Distribution segment revenues, mainly attributable to increased demand and marketing efforts partially offset by decrease of $6.3 million in our Proprietary Products segment mainly due to a $4.5 million milestone payment in the second quarter of 2013, a $1.8 million decrease in revenues recognized from our collaborative agreements and $1.1 million one-time sale incentive.

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

Gross profit in our Proprietary Products segment decreased by $11.8 million, primarily due to a $4.5 million milestone payment we received from Baxalta for the achievement of a development-based milestone related to the transfer of technology to Baxalta in 2013, a $3.0 million inventory write-off in the second quarter of 2014 and increase of cost of vials sold due to excess capacity and one time sales incentive. Gross profit in our Distribution segment increased by $0.4 million, which was primarily due to an increase in sales volume.  As a percentage of total revenues, gross margin was 21.2% and 37.4% for the years ended December 31, 2014 and 2013, respectively. Gross margin for the Proprietary Products segment, as a percentage of revenues from that segment, was 26.5% and 46.5% for the years ended December 31, 2014 and 2013, respectively. Gross margin for the Distribution segment, as a percentage of revenues from that segment, was 12.3% and 14.3% for the years ended December 31, 2014 and 2013, respectively. The decrease in gross profit margin was primarily driven by the decrease in the Proprietary Products segment revenues and an increase in Proprietary Products segment costs.

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

General and Administrative Expenses

In the year ended December 31, 2014, we incurred $7.6 million of general and administrative expenses, compared to $7.9 million in the year ended December 31, 2013, a decrease of $0.3 million, or approximately -3.0%. This decrease was primarily due to a write-off of receivables from India for doubtful debt in 2013.  General and administrative expenses accounted for approximately 10.7% and 11.1% of total revenues for the years ended December 31, 2014 and 2013, respectively

Financial Income

In the year ended December 31, 2014, we generated $0.4 million of financial income, compared to $0.3 million in the year ended December 31, 2013, an increase of $0.1 million, or approximately 45%. This increase was primarily due to an increase of short-term investments.

Expense in respect of currency exchange differences and derivatives instruments

In the year ended December 31, 2014, we incurred no expenses in respect of currency exchange differences compared to $0.4 million of income in respect currency exchange differences and derivatives in the year ended December 31, 2013.

Financial Expenses

In the year ended December 31, 2014, we incurred $2.1 million of financial expenses, compared to $3.1 million in the year ended December 31, 2013, a decrease of $1.0 million, or approximately 34%.

Taxes on Income

In the year ended December 31, 2014, we incurred $52,000 of taxes on income from deferred tax assets, compared to $24,000 incurred in the year ended December 31, 2013.

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statements of operations data for the four quarters of fiscal years 2015 and 2014. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this Annual Report and, in the opinion of management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
	(in thousands)
Revenues from Proprietary Products	$17,525	$9,553	$12,708	$3,173	$19,104	$9,143	$8,721	$7,421
Revenues from Distribution	8,143	6,516	6,538	5,757	5,827	8,007	7,076	5,766
Total revenues	25,668	16,069	19,246	8,930	24,931	17,150	15,797	13,187
Cost of revenues from Proprietary Products	10,649	6,889	9,635	3,295	12,172	5,739	9,703	5,003
Cost of revenues from Distribution	6,954	5,472	5,971	5,243	5,288	7,036	6,160	4,922
Total cost of revenues	17,603	12,361	15,606	8,538	17,460	12,775	15,863	9,925
Gross profit	8,065	3,708	3,640	392	7,471	4,375	(66)	3,262
Research and development expenses	4,425	5,047	3,415	3,643	3,417	4,180	5,068	3,365
Selling and marketing expenses	966	950	944	799	857	675	719	647
General and administrative expenses	1,881	1,722	1,737	1,700	1,582	2,017	2,037	1,957
Operating income (loss)	793	(4,011)	(2,456)	(5,750)	1,615	(2,497)	(7,890)	(2,707)
Financial income	100	63	114	186	43	199	26	136
Income (expense) in respect of currency exchange differences and derivatives, net	205	(341)	248	513	(92)	(44)	97	39
					—	—	—	—
Financial expense	(110)	(333)	(248)	(243)	(416)	(519)	(584)	(567)
Income (loss) before taxes on income	988	(4,622)	(2,342)	(5,294)	1,150	(2,861)	(8,351)	(3,099)
Taxes on income	-	-	-	-	(18)	36	11	23
Net income (loss)	$988	$(4,622)	$(2,342)	$(5,294)	$1,168	$(2,897)	$(8,362)	$(3,122)

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations, payments received in connection with strategic partnerships and the issuance of convertible debentures, warrants to purchase our ordinary shares and other equity securities. The balance of cash and cash equivalents and short-term investments as of December 31, 2015, 2014 and 2013 totaled $28.3 million, $51.9 million and $74.1 million, respectively.

We have certain strategic partnership and distribution agreements under which we receive payments for the achievement of certain milestones. As of December 31, 2015, we received an aggregate of$40.5 million in payments under these agreements, and there are $64.5 million in payments under these agreements that we could potentially receive if we achieve the milestones set forth in such agreements. See “Item 4. Information on the Company— Strategic Partnerships — Chiesi (Inhaled AAT for AATD product)” and “Item 4. Information on the Company— Strategic Partnerships — Baxalta (Glassia).”

On October 15, 2009, we issued NIS 100 million (or approximately $25.6 million based on the exchange rate reported by the Bank of Israel on December 31, 2015) in aggregate principal amount of convertible debentures on the TASE. The convertible debentures matured on December 1, 2015, with three annual payments starting on December 1, 2013, with 20% of principal due and paid on December 1, 2013 and 40% on each of December 1, 2014 and 2015. The interest rate on the convertible debentures was variable, and was indexed to the rate borne by the Israeli Government Bonds — Series 817, plus a margin of 6.10%. The interest rate on the Series 817 bonds reset every quarter. The convertible debentures were convertible into our ordinary shares at a rate of NIS 37.12 par value of debentures per ordinary share, subject to customary anti-dilution adjustments. Holders of the convertible debentures had the right to convert to our ordinary shares on each business day until November 15, 2015, except for between November 16 and December 1 of each of 2013 and 2014. During 2014 and 2013, debentures in the aggregate principal amount of approximately $ 7,000 and $6.5 million, respectively, were converted to ordinary shares. During the fourth quarter of 2014, we repaid NIS 30.2 million (approximately $7.7 million) according to the terms above. The remaining balance of our convertible debt (approximately $7.8 million as of December 1, 2015) was fully paid on December 1, 2015.

Our capital expenditures for the years ended December 31, 2015, 2014 and 2013 were $2.7 million, $3.1 million and $5.6 million, respectively. Our capital expenditures currently relate primarily to the maintenance and improvements of our facilities. We expect our capital expenditures to increase in the near term as we expand our manufacturing capacity to meet increasing demand to our products.

We believe our current cash and cash equivalents and short-term investments will be sufficient to satisfy our liquidity requirements for the next 12 months.

Cash Flows from Operating Activities

Net cash used in operating activities was $14.0 million for the year ended December 31, 2015. This net cash used in operating activities reflects a net loss of $11.3 million and non-cash expenses of $5.1 million partially offset by an increase in trade receivables of $5.6 million that were collected immediately after the end of 2015 and a decrease in deferred revenues of $2.4 million reflecting revenues that were collected in advance of 2015.

Net cash used in operating activities was $9.9 million for the year ended December 31, 2014. This net cash used in operating activities reflects a net loss of $13.2 million and non-cash expenses of $8.2 million offset by an increase in inventories of $3.5 million and a decrease in deferred revenues of $4.0 million reflecting revenues that were collected in advance of 2014.Net cash used in operating activities was $3.8 million for the year ended December 31, 2013. This net cash used in operating activities reflects a net income of $0.5 million and non-cash expenses of $7.8 million offset by an increase in trade receivables of $3.5 million due to sales made at the end of 2013, which payment was collected in 2014, and a decrease in deferred revenues of $6.3 million reflecting revenues that were collected in advance of 2013.

Cash Flows from Investing Activities

Net cash provided by investing activities was $11.2 million for the year ended December 31, 2015. This net cash provided by investing activities reflects $13.9 million net cash proceeds from sale of short term investments, as partially offset by investment in property, plant and equipment of $2.7 million.

Net cash used in investing activities was $26.8 million for the year ended December 31, 2014. This net use of cash reflects investment in property, plant and equipment of $3.1 million (including capital investment in the new logistic facility) and $23.7 million net cash invested in short term investments.

Net cash used in investing activities was $3.9 million for the year ended December 31, 2013. This net use of cash reflects investment in property, plant and equipment of $5.6 million partially offset by the net proceeds from sale of short-term investments of $1.7 million.

Cash Flows from Financing Activities

Net cash used by financing activities was $6.3 million for the year ended December 31, 2015. This net cash used by financing activities reflects a $7.8 million repayment of convertible debentures offset by $1.2 million proceeds from the exercise of share options and by $0.2 million receipt of long term loan.

Net cash used by financing activities was $7.6 million for the year ended December 31, 2014. This net cash used by financing activities reflects a $7.7 million repayment of convertible debentures partially offset by $0.1 million proceeds from the exercise of warrants.Net cash provided by financing activities was $49.2 million for the year ended December 31, 2013. This net cash provided by financing activities reflects $52.9 million proceeds from our initial public offering in the United States offset by a $4.3 million repayment of convertible debentures.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations and commitments as of December 31, 2015 (in thousands):

	Total	Less than 1 Year	1 – 3 Years	4-5 Years
Purchase commitments	$33,294	-	-	-
Long-term debt obligations (1)	204	43	86	75
Operating lease obligations	1,044	754	290	-
Total	$34,542	$721	$376	$75
___________

(1)	Includes interest payments on our long term loan which bears annually fixed interest rate of 3.45%.

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

Off-Balance Sheet Arrangements

As of December 31, 2015, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Inventory that is produced following a change in manufacturing process prior to final approval of regulatory authorities is subject to our estimates as to the probability of receipt of such approval. We periodically reassess the probability of such approval and the remaining shelf life of such inventory to determine whether the net realizable value is lower than cost. If regulatory approval is not granted, the cost of this inventory will be charged to research and development expenses.

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

Short-term investments

Our short term bank investments include deposits that have a maturity of more than three months from the deposit date but less than one year, financial assets held for trading at fair value through profit or loss and Available for Sale (“AFS”) financial investments that include equity investments and debt securities. Equity investments classified as AFS are those that are classified as neither held for trading nor designated as fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions. After initial measurement, AFS financial investments are subsequently measured at fair value with unrealized gains and losses recognized in OCI and credits in the AFS reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, at which time the cumulative loss is reclassified from AFS reserve to the statement of profit or loss as a finance cost. Interest earned while holding AFS financial investments is reported as interest income using the EIR method.  For AFS financial investments, we assess at each reporting date whether there is objective evidence that an investment is impaired. We have classified all marketable securities as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date, because we may sell these securities prior to maturity to meet liquidity needs or as part of a risk versus reward assessment.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors as of February 25, 2016.

Name	Age	Position
Executive Officers:
Amir London	47	Chief Executive Officer
Gil Efron	50	Deputy Chief Executive Officer and Chief Financial Officer
Liliana Bar, PhD	61	Vice President, Research and Development
Barak Bashari	51	Senior Vice President, Operations
Yael Brenner	53	Vice President, Quality
Shani Dotan	43	Vice President, Human Resources
Orit Pinchuk	51	Vice President, Regulatory Affairs
Dr. Eran Schenker	53	Vice President, Medical Director
Pnina Strauss	41	Vice President, Inhalation Programs & IP
Ruth Wolfson, PhD	69	Senior Vice President, Scientific Affaires
Directors:
Leon Recanati	67	Chairman
David Tsur	65	Director, Active Deputy Chairman
Reuven Behar	61	Director
Dr. Michael Berelowitz*	71	Director
Dr. Estery Giloz-Ran **	42	External Director
Jonathan Hahn	33	Director
Dr. Abraham Havron**	68	External Director, Chairman of Audit Committee and Chairman of Compensation Committee
Ziv Kop*	44	Director
Tuvia Shoham**	71	Director
___________
*	Independent director under the Nasdaq listing requirements.
**	Independent director under the Israeli Companies Law, 5759-7999 (the “Companies Law”) and the Nasdaq listing requirements.

Executive Officers

Amir London has served as our Chief Executive Officer since July 2015. Prior to that, Mr. London served as our Senior Vice President, Business Development since December 2013. Mr. London brings with him over 20 years of senior management and international business development experience. From 2011 to 2013, Mr. London served as the Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services. Earlier in his career, from 2009 to 2011, Mr. London was the Chief Executive Officer of Promedico, a leading Israeli-based $350 million healthcare distribution company, and the General Manager of Cure Medical, from 2006 to 2009, providing contract manufacturing services for clinical studies, as well as home-care solutions. From 1995 to 2006, Mr. London was a Partner with Tefen, an international publicly-traded operations management consulting firm, responsible for the firm's global biopharma practice. Mr. London holds a B.Sc. degree in Industrial and Management Engineering from the Technion – Israel Institute of Technology.

Gil Efron has served as our Deputy Chief Executive Officer and Chief Financial Officer since July 2015. Prior to that, Mr. Efron served as our Chief Financial Officer from September 2011. Mr. Efron has over 20 years of experience in various finance management positions. Mr. Efron is also currently the owner and Chief Executive Officer of GEO Consulting Ltd., which he founded in February 2011 and provides financial management services. From February 2006 until 2011, Mr. Efron served as Chief Financial Officer of RRsat Global Communications Ltd. (Nasdaq: RRST), a provider of distribution and content management services for television and radio broadcasting networks. Prior to that, Mr. Efron served in various finance positions, including as Chief Financial Officer of Proficiency Ltd., as Chief Financial Officer of IP Planet Network Ltd. and as a senior auditor with the Israeli member firm of PricewaterhouseCoopers. Mr. Efron also served as a director of Poalim Ventures I Ltd. Mr. Efron is a certified public accountant in Israel and holds a BA degree in Economics and Accounting and an MA degree in Business Administration from the Hebrew University of Jerusalem.

Dr. Liliana Bar has served as our Vice President, Research and Development since June 2012. Prior to joining us, Dr. Bar was Director of the Development and Base Business Unit and Manager of the Development and Base Unit of Omrix from 2007. Dr. Bar holds a M.Sc. degree and PhD in Applied Chemistry from the Hebrew University of Jerusalem and was a Research Associate at the Biochemistry Department at Hadassah Medical School at the Hebrew University of Jerusalem and a Research Associate at the Biochemistry Department of University of Virginia.

Barak Bashari has served as our Vice President, Operations and Plant Manager since September 2012. Mr. Bashari has 17 years of experience in pharmaceuticals operations in various positions. Prior to joining us, from October 2004 to August 2012, Mr. Bashari was the Executive Director of Teva Pharmaceutical Industry Ltd.’s three sterile plants in Israel. Mr. Bashari holds a B.Sc. degree in Mechanical Engineering from the Technion-Israeli Institute of Technology (Haifa) and an MSM degree from the New York Polytechnic University.

Yael Brenner has served as our Vice President, Quality since March 2015. Ms. Brenner has more than 20 years of experience in Quality Management, including Quality Assurance and Quality Control managerial positions in the pharmaceutical industry. Prior to joining Kamada, from 2007 to 2015, Ms. Brenner was at Teva Pharmaceuticals Industries, lastly as Senior Director Quality Operations of Teva Kfar Sava Site, managing over 400 employees in Quality Assurance, Quality Control and Regulatory Affairs. Ms. Brenner holds B.Sc. and M.Sc. degrees in Chemistry from the Technion - Israel Institute of Technology, and in addition is a Certified Quality Engineer (CQE) from the American and Israeli Societies for Quality.

Shani Dotan has served as our Vice President, Human Resources since November 2013.

Ms. Dotan has more than a decade of expertise in local and global organizations and in all HR aspects. Prior to joining us, Ms. Dotan served as the Human Resources Manager at Teva Pharmaceuticals at the Jerusalem plant from 2010 to 2013 and a Training Manager at Teva Pharmaceuticals at two plants from 2007 to 2010. Ms. Dotan holds an MA degree and a BA degree in Psychology, both from Ben-Gurion University.

Orit Pinchuk has served as our Vice President, Regulatory Affairs since October, 2014. Ms. Pinchuk has experience of more than 20 years in the pharmaceutical industry, fulfilling key positions that cover, among others, disciplines of Regulatory Affairs and Compliance. Prior to joining Kamada, Ms. Pinchuk was at Teva Pharmaceuticals Industries, from 1993 to 2014, where she served as Director of Compliance and Regulatory Affairs, Operation Israel and Senior Director Regulatory Affairs, Research and Development and Operation Israel. Ms. Pinchuk has extensive experience with FDA, EMA and CANADA Health Authorities.  Ms. Pinchuk holds a B.Tech degree in Textile Chemistry from Shenkar College for Engineering and Design and M.Sc. degree in Applied Chemistry from the Hebrew University of Jerusalem.

Dr. Eran Schenker has served as our Medical Director since March 2015. Dr. Schenker has 20 years of experience in international medical affairs and business development for biotechnology and pharmaceutical companies. Prior to joining us, from 2007 to 2014, Dr. Schenker worked at Neurim pharmaceuticals, where he initially served as the medical director and business development and later as vice president and completed the launch of the company's flag CNS product in more than 40 countries. Earlier in his career, from 2005 to 2006, Dr. Schenker served as the CEO and Medical Director of Collplant Ltd. (TASE:CLPT) preparing the company, who developed plant driven recombinant genetically modified biomaterials technology for produces with human collagen, for an IPO. From 1995 to 2005, Dr. Schenker served as the CEO and Medical Director in Medic Touch Ltd., mainly involved in designing and implementing the clinical plan, customer care and medical affairs systems. Dr. Schenker graduated B. Med. Sc. and holds a Medical Doctor (M.D.) degree from the School of Medicine at Ben Gurion University.

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

Dr. Ruth Wolfson has served as our Senior Vice President, Scientific Affairs since January 2015. Prior to that, Ms. Wolfson served as our Senior Vice President, Quality and Regulatory Affairs from 2010 through 2014 and as our Vice President, Regulatory Affairs from 2004 to 2010. Ms. Wolfson has more than 15 years of experience in regulatory affairs, including submissions to the FDA, EMA and the Health Protection Branch in Canada. From 1989 to 2004, she served as Head of Regulatory Affairs at InterPharm Laboratories Ltd., a biopharmaceutical corporation. Ms. Wolfson holds a B.Sc. degree in Agriculture and an M.Sc. degree in Biochemical Agriculture, both with distinction, from the Hebrew University of Jerusalem, as well as a PhD from the Weizmann Institute’s Department of Biochemistry.

Directors

Leon Recanati has served on our board of directors since May 2005 and has served as Chairman since March 2013. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange.  Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., GlenRock Medical, Gov, Govli Limited, Microbes Inc., RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., and Shavit Capital Funds.. He is currently Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion – Israel Institute of Technology and Tel Aviv University.

David Tsur has served as Active Deputy Chairman of the Board of Directors since July 2015. Prior to that, Mr. Tsur served as our Chief Executive Officer and a director since our inception. Prior to co-founding Kamada in 1990, Mr. Tsur was Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a BA degree in Economics and International Relations and an MBA in Business Management from the Hebrew University of Jerusalem.

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

Dr. Estery Giloz-Ran has served on our board of directors since January 2014 and is an external director within the meaning of the Companies Law. During 2013, Dr. Giloz-Ran was a Visiting Scholar at the New York University in the Department of Accounting, as well as a Visiting Assistant Professor of Finance in the Sy Syms School of Business at the Yeshiva University in New York City. From 2010 to 2015, Dr. Giloz-Ran was also the Head of Accountancy at the Peres Academic Center in the Accounting and Business Administration Department and a lecturer at Ben-Gurion University, teaching courses in finance, taxes and accounting. From 2008 to 2010, Dr. Giloz-Ran was a tax consultant and tax capital investment law adviser at Intel Corporation in Israel. Dr. Giloz-Ran holds a PhD in tax and accounting and an M.B.A. degree, both from Ben Gurion University, and a B.A. degree in Business Management from the Open University.  Dr. Giloz-Ran completed her Post-Doctorate as Visiting Scholar at New York University in the Leonard N. Stern School of Business in 2014. Dr. Giloz-Ran is a certified public accountant (Israel).

Jonathan Hahn has served on our board of directors since March 2010. Mr. Hahn is currently the President and a director of Tuteur where he has been since 2010. Previous to that, Mr. Hahn held a business development position in Forest Laboratories, Inc., based in New York. Mr. Hahn holds a BA degree from San Andrés University and an MBA degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

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

Ziv Kop has served on our board of directors since May 2005. Since March 2014, Mr. Kop has served as the Chief Operating Officer and Active Board Member of Outbrain Inc., where he has served as a board member since 2006. From October 2003 to August 2013, Mr. Kop served as Managing Partner at GlenRock Israel Ltd., a private equity investment firm, where he managed a portfolio of growth companies in the fields of advanced technologies and healthcare, including Evogene Ltd. (NYSE:EVGN), (TASE:EVGN), Mobileye N.V. (Nasdaq: MBLY), Quigo Technologies Inc., Outbrain Inc., Rainbow Medical Ltd. From 2003 to 2012, Mr. Kop served as Chief Executive Officer of Roei Medical Technologies Ltd. Mr. Kop currently serves on the board of directors of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange, and he previously served on the board of Mobilemax Ltd., a company listed on the TASE, from 2007 to 2013. Mr. Kop has also served on the boards of the following private companies: Outbrain Inc. since 2006, TOOT Trading Technologies Ltd. since 2010, Rainbow Medical from 2007 to 2013, Lifebond Ltd. from 2007 to 2013, Gmul Investments Ltd. from 2008 to 2012 and Gmul Nadlan Ltd. from 2008 to 2012. Prior to joining GlenRock, Mr. Kop served as Chief Executive Officer of POC Management Consulting, Ltd., a leading Israeli consultancy in the field of strategic planning, from 2002 to 2003. Mr. Kop holds a L.L.B. degree and an MA degree in Law and Business Administration, both from Tel Aviv University, and he is a graduate of INSEAD's Young Managers Program.

Tuvia Shoham has served on our board of directors since May 2007 and is an independent director within the meaning of the Companies Law and the Nasdaq listing requirements. Mr. Shoham is a member of the board of directors of Shachak & Co., a private real estate company. Mr. Shoham has extensive experience as a financial consultant for companies in various industry sectors, including managing a wide range of financial arrangements and advising businesses on recovery and privatization plans. Mr. Shoham was previously a partner with the Israeli member firm of PricewaterhouseCoopers, and served as Kamada’s accountant for many years. He is a certified public accountant in Israel and also holds a B.A. and an M.B.A. degree from the Hebrew University in Jerusalem.

Dr. Michael Berelowitz has served on our board of directors since August 2015, and is an independent director within the meaning of the Nasdaq listing requirements. Dr. Berelowitz brings over 40 years of clinical development and academic research experience, including 15 years of pharmaceutical development experience with Pfizer, Inc. From 2011 through 2015, Dr. Berelowitz was a member of the board of directors of Endocrine Fellows Foundation and currently serves as the chair of the corporate governance and nominations committee and is a member of the audit comment of Recro Pharma, Inc. He is also currently a member of the compensation committee of Oramed Pharmaceuticals Inc. where he has served on the board since May 2010. While at Pfizer, Dr. Berelowitz was Senior Vice President and Head of Clinical Development and Medical Affairs in the Specialty Care Business Unit. Dr. Berelowitz held various other roles at Pfizer, beginning as a Medical Director in the Diabetes Clinical Research team and then assuming positions of increasing responsibility. Prior to that, Dr. Berelowitz spent a number of years in academia and has held appointments at the University of Chicago, University of Cincinnati College of Medicine, SUNY at StonyBrook and, most recently, Mount Sinai School of Medicine. Dr. Berelowitz holds a MBChB degree from University Of Cape Town- School of Medicine.

Under a shareholders' agreement entered into on March 6, 2013, the Recanati Group, on the one hand, and the Damar Group, on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholder Agreement.”

Board of Directors

Our current board of directors consists of nine directors, including two external directors in accordance with the requirements of the Companies Law. See “— External Directors.” Our external directors also qualify as “independent directors” under the corporate governance standards of the Nasdaq listing requirements and the independence requirements of Rule 10A-3 of the Exchange Act. Additionally, our board has determined that each of Mr. Ziv Kop, Tuvia Shoham and Dr. Michael Berelowitz is an “independent director” under the Nasdaq listing requirements.  Under our articles of association, the number of directors on our board of directors will be no less than five and no more than 11, and must include at least two external directors.

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

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” must appoint at least two external directors who meet the qualification requirements in the Companies Law. Dr. Abraham Havron and Dr. Estery Giloz-Ran currently serve as external directors. Dr. Abraham Havron was first elected as an external director in March 2011 and was reelected in January 2014. His current term will end on March 13, 2017. Dr. Estery Giloz-Ran was elected as an external director in January 2014 and her initial term will end on January 27, 2017. Alicia Rotbard, who served as an external director from November 2005 and the former chairperson of our audit committee and compensation committee, passed away in November 2015.

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

Audit Committee

Audit Committee Role

We have an audit committee consisting of Tuvia Shoham, an independent director under the Israeli Companies Law, and Nasdaq listing rules, and our external directors, Dr. Abraham Havron and Dr. Estery Giloz-Ran. Dr. Havron serves as the chairman of the audit committee. Our audit committee generally provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants. Our audit committee also acts as a corporate governance compliance committee and oversees the implementation and amendment, from time to time, of our policies for compliance with Israeli and U.S. securities laws and applicable Nasdaq corporate governance requirements, including non-use of inside information, reporting requirements, our engagement with related parties, whistleblower complaints and protection, and is also responsible for the handling of any incidents that may arise in violation of our policies or applicable securities laws.  Our board of directors has adopted an audit committee charter setting forth the specific responsibilities of the audit committee consistent with the Companies Law, and the rules and regulations of the SEC and the Nasdaq listing requirements, which include:

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

Listing Requirements

Under the Exchange Act and Nasdaq listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our board of directors has affirmatively determined that each member of our audit committee qualifies as an “independent director” for purposes of serving on an audit committee under the Exchange Act and Nasdaq listing requirements. Our board of directors has determined that each of Tuvia Shoham and Dr. Estery Giloz-Ran qualify as an “audit committee financial expert,” as defined in Item 407(d)(5) of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq.

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

Compensation Committee

We have a compensation committee consisting of Mr. Tuvia Shoham and our external directors, Dr. Abraham Havron and Dr. Estery Giloz-Ran. Dr. Havron serves as the chairman of the compensation committee. Under Nasdaq listing requirements, we are required to maintain a compensation committee consisting of at least two members, each of whom is an “independent director” under the Nasdaq listing requirements. Our board of directors has affirmatively determined that each member of our compensation committee qualifies as an “independent director” under the Nasdaq listing requirements. Pursuant to the Companies Law, a compensation committee must be comprised of no fewer than three members and, subject to certain exceptions, must include all of the external directors, whom will form a majority of its members. The Companies Law also provides restrictions as to who may serve on the compensation committee. See “— Audit Committee — Companies Law Requirements.” We rely on the “foreign private issuer exemption” with respect to the Nasdaq requirement to have a formal charter for the compensation committee.

Finance Committee

Our finance committee is responsible for considering and making recommendations to the board of directors on the management of our financial resources and financial strategies and transactions, including our capital structure and corporate finance activities, investment management and financial risk management (including foreign currency exchange and interest rate exposures). Our finance committee currently consists of Mr. David Tsur, Mr. Tuvia Shoham, an independent director under the Companies Law and the Nasdaq listing requirements and Mr. Jonathan Hahn. Mr. Tsur serves as the chairman of the finance committee.

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

Our compensation policy, which was approved by our shareholders on January 28, 2014 and amended by our shareholders on June 30, 2015, applies to the following office holders: the chief executive officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and directors. The compensation policy has been drafted and approved in accordance with the requirements of the Companies Law and determines (among other things) the amount of the compensation of our office holders, its components, the maximum values for the various components of compensation, and the method for determining compensation.

Compensation of Directors

Our external directors are entitled to remuneration subject to the provisions and limitations set forth in regulations promulgated under the Companies Law. As of the date of this Annual Report, we apply the same provisions and limitations applied to our external directors to the compensation of our independent director, Tuvia Shoham, under the Companies Law. We currently pay our external directors who are financial experts under the Companies Law, Dr. Estery Giloz-Ran, an annual fee of NIS 114,755 (approximately $29,409), as well as a fee of NIS 4,415 (approximately $1,131) for each board or committee meeting attended in person, NIS 2,649 (approximately $679) for each board or committee meeting attended via telephone or videoconference and NIS 2,208 (approximately $566) for participation by written consent. We currently pay our other external director, Dr. Avraham Havron, and our independent director under the Companies Law, Mr. Tuvia Shoham, an annual fee of NIS 86,154 (approximately $22,080), as well as a fee of NIS 3,318 (approximately $850) for each board or committee meeting attended in person, NIS 1,991 (approximately $510) for each board or committee meeting attended via telephone or videoconference and NIS 1,660 (approximately $425) for participation by written consent.

We currently pay each of our other directors an annual fee of NIS 69,556 (approximately $17,826), as well as a fee of NIS 2,589 (approximately $664) for each board or committee meeting attended in person, NIS 1,553 (approximately $398) for each board or committee meeting attended via telephone or videoconference and NIS 1,292 (approximately $331) for participation by written consent.

We pay Mr. Tsur, in consideration for his services as Active Deputy Chairman on a half-time basis, in which capacity he has served since July 1, 2015, a monthly gross salary of NIS 45,000 (approximately $11,658), in addition to the cash consideration paid to our other directors who are not external directors or independent directors.  Mr. Tsur is entitled to annual leave in accordance with Israeli law and is entitled to use vacation days accumulated in his capacity as Chief Executive Officer during the term of his service as Active Deputy Chairman.  In addition, commencing on July 1, 2017, either Mr. Tsur or we may terminate Mr. Tsur’s engagement as Active Deputy Chairman upon six months prior written notice (payment in lieu of such notice period is permitted at our discretion).  In addition, in the event of termination of Mr. Tsur’s engagement as Active Deputy Chairman by us other than for cause, Mr. Tsur shall be entitled to six gross monthly salaries, as well as additional deposits into his manager’s insurance policy.

From time to time, we grant options to directors. Most recently, in accordance with our shareholders’ approval, on June 30, 2015, we granted each of our directors (other than the external directors and Mr. David Tsur) options to purchase 5,000 ordinary shares.  The options shall be exercisable on a cashless basis based on an exercise price of NIS 18.74 per share (equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days immediately prior to the approval of the option grant by our board of directors plus 5%; and (ii) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our board of directors). The options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  The options were granted under the 2011 Israeli Share Option Plan. The foregoing terms are in accordance with our compensation policy.

Except with respect to Mr. David Tsur, our Active Deputy Chairman, as described above, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

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

Compensation of Executive Officers

The aggregate compensation incurred by us in relation to our executive officers, including share-based compensation, for the year ended December 31, 2015, was approximately $2 million. This amount includes approximately $108,250 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.  The foregoing amounts include compensation incurred and set aside or accrued for Mr. David Tsur, who served as our Chief Executive Officer until his resignation from such position effective as of July 1, 2015, and Mr. Amir London, who has served as our Chief Executive Officer effective as of July 1, 2015.

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders, namely our Active Deputy Chairman of the Board (our former Chief Executive Officer), our Chief Executive Officer, Deputy Chief Executive Officer and Chief Financial Officer, Vice President, Operations and Plant Manager and Vice President, Regulatory Affairs , as of December 31, 2015.

Name and Position	Salary	Bonus(1)	Value of Options Granted(2)	Other(3)	Total
	(in thousands)
David Tsur Active Deputy Chairman of the Board	$331	$-	$311	$31	$673
Amir London Chief Executive Officer	$237	$15	$90	$19	$361
Gil Efron Deputy Chief Executive Officer and Chief Financial Officer	$222	$23	$79	$25	$349
Barak Bashari Vice President, Operations and Plant Manager	$201	$15	$37	$22	$275
Orit Pinchuk Vice President Regulatory Affairs	$162	$12	$45	$19	$238
__________
(1)
The annual bonus is subject to the fulfillment of certain targets determined for each year by the board of directors (for our Chief Executive Officer) and by our Chief Executive Officer (for our other executive officers).

(2)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2015 with respect to all options granted to such executive officer.

(3)	Cost of use of company car.

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

The compensation (including insurance, indemnification and exculpation) of a public company’s chief executive officer generally requires the approval of first, the company’s compensation committee; second, the company’s board of directors; and third, a majority of the company’s shareholders provided that either:

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

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in the company’s articles of association. Our articles of association include such a provision. However, pursuant to an amendment to our Articles of Association approved by our shareholders on June 30, 2015, we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Companies Law). The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

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

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted under the Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction); provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Companies Law).

We have entered into indemnification and exculpation agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Companies Law)) and undertaking to indemnify them to the fullest extent permitted by the Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements. Under such indemnification agreements, the maximum aggregate amount of indemnification that we may pay to all of our office holders together is the greater of 30% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment and NIS 20 million.

We have entered into an indemnification agreement with each of our office holders who joined the company after April 2013, with substantially similar terms to the agreement we have entered into with each of our other office holders, except that the maximum aggregate amount of indemnification that we may pay them under their indemnification agreements, together with all of our office holders, is 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment.

We are not aware of any pending or threatened litigation or proceeding involving any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Agreements with Five Most Highly Compensated Senior Office Holders

We have entered into agreements with each of our five most highly compensated office holders, listed below. The terms of employment or service of such office holders are directed by our compensation policy. See “— Compensation Policy.” Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. Except for David Tsur, our Active Deputy Chirman, such office holders are entitled to an annual bonus subject to the fulfillment of certain targets determined for each year by the board of directors (for our chief executive officer) and by our chief executive officer (for the other office holders). In addition, all such executive officers are entitled to a company car, as well as sick pay, convalescence pay, manager’s insurance and a study fund (“keren hishtalmut”), all in accordance with Israeli law, and annual leave.

David Tsur, Active Deputy Chairman of the Board of Directors. Mr Tsur has served as our Active Deputy Chairman of the Board of Directors since July 2015, on a half-time basis. Prior to that, Mr. Tsur served as our Chief Executive Officer and a director since our inception. Mr. Tsur’s engagement terms as our Active Deputy Chairman have been approved by our Compensation Committee, the Board of Directors and our shareholders. According to the terms of the agreement, either party may terminate the agreement at any time upon six months' prior written notice to the other party (payment in lieu of such notice period is permitted at our discretion), and we may terminate the agreement immediately for cause in accordance with Israeli law. In addition, in the event of termination of Mr. Tsur’s engagement as Active Deputy Chairman by us other than for cause, Mr. Tsur shall be entitled to six gross monthly salaries, as well as additional deposits into his manager’s insurance policy.

Amir London, Chief Executive Officer.  Mr. London has served as our Chief Executive Officer since July 2015. Prior to that and effective as of December 1, 2013, Mr. London served as our Vice President, Business Development.  Mr. London’s engagement terms as our Chief Executive Officer have been approved by our Compensation Committee, the Board of Directors and our shareholders. According to the terms of the agreement, either party may terminate the agreement at any time upon three months' prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

Gil Efron, Deputy Chief Executive Officer and Chief Financial Officer.  Mr. Efron has served as our Deputy Chief Executive since July 2015, along with his position of our Chief Financial Officer. Effective as of September 1, 2011, we entered into an employment agreement with Gil Efron with respect to his employment as our chief financial officer. Either party may terminate the agreement at any time upon three months' prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

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

Orit Pinchuk, Vice President, Regulatory Affairs. Effective as of January 1, 2014, we entered into an employment agreement with Orit Pinchuk, who was appointed as our Vice President, Regulatory on October, 2014. Either party may terminate the agreement at any time upon three months' prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

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

Employees

As of December 31, 2015, we employed 319 full-time employees, including 159 in Operations, 79 in Quality, 18 in Research and Development, 17 in Regulation, 14 in Business Development, 8 in Medical, 10 in Human Resources and 14 in Finance. As of December 31, 2014, we employed 302 full-time employees, including 161 in Operations, 69 in Quality, 18 in Research and Development, 17 in Regulation, 12 in Business Development, 12 in Human Resources and 13 in Finance. As of December 31, 2013, we employed 289 full-time employees, including 157 in Operations, 62 in Quality, 22 in Research and Development, 12 in Regulation, 10 in Business Development, 15 in Human Resources and 11 in Finance. As of December 31, 2015, 2014 and 2013, all of our employees were located in Israel.

We signed a collective bargaining agreement with the Histadrut (General Federation of Labor in Israel) and the employees’ committee in December 2013. Approximately 60% of our employees currently work under the collective bargaining agreement signed in December 2013. All of them work in our Beit Kama facility. The collective bargaining agreement governs certain aspects of our employee-employer relations, such as: firing procedures, annual salary raise, eligibility for certain compensation terms and welfare.  We believe our employee relations are good.

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

The percentage of beneficial ownership of our ordinary shares is based on 36,418,741 ordinary shares outstanding as of February 25, 2016. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of this Annual Report are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Name	Number	Percentage
Amir London (1)	15,469	*
Gil Efron (2)	104,719	*
Dr. Liliana Bar (3)	26,250	*
Barak Bashari (4)	32,969	*
Shani Dotan (5)	14,063	*
Orit Pinchuk (6)	13,125	*
Dr. Eran Schenker (7)	26,203	*
Pnina Strauss (8)	30,563	*
Dr. Ruth Wolfson (9)	30,696	*
Leon Recanati (10)	3,995,623	10.97%
David Tsur (11)	1,030,662	2.83%
Reuven Behar (12)	71,920	*
Dr. Estery Giloz-Ran (13)	11,250	*
Jonathan Hahn (14)	3,653,401	10.03%
Dr. Abraham Havron (15)	12,992	*
Ziv Kop (16)	33,820	*
Tuvia Shoham (17)	61,404	*
Directors and Executive Officers as a group	9,165,127	25.17%
________
*	Less than 1% of our ordinary shares.

(1)	Does not include unvested options to purchase 132,031 ordinary shares that are not exercisable within 60 days of this Annual Report.

(2)
Includes options to purchase 6,250 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 34.80 (or $8.92) per share, which expire between June 13, 2018 and October 27, 2021. Does not include unvested options to purchase 40,781 ordinary shares that are not exercisable within 60 days of this Annual Report.

(3)
Includes options to purchase 2,813 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 39.51 (or $10.13) per share, which expire between February 28, 2019 and October 27, 2021.  Does not include unvested options to purchase 16,250 ordinary shares that are not exercisable within 60 days of this Annual Report.

(4)
Includes options to purchase 1,250 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 39.65 (or $10.16) per share, which expire between February 28, 2019 and October 27, 2021.  Does not include unvested options to purchase 25,156 ordinary shares that are not exercisable within 60 days of this Annual Report.

(5)	Does not include unvested options to purchase 18,438 ordinary shares that are not exercisable within 60 days of this Annual Report.

(6)
 Includes options to purchase 3,125 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 49.55 (or $12.70) per share, which expire on July 13, 2020.  Does not include unvested options to purchase 14,375 ordinary shares that are not exercisable within 60 days of this Annual Report.

(7)	Mr. Schenker holds 26,203 shares. Does not include unvested options to purchase 25,000 ordinary shares that are not exercisable within 60 days of this Annual Report.

(8)
Includes options to purchase 250 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 21.18 (or $5.43) per share. Does not include unvested options to purchase 17,938 ordinary shares that are not exercisable within 60 days of this Annual Report.

(9)	Dr. Wolfson holds 2,727 ordinary shares . Does not include unvested options to purchase 17,031 ordinary shares that are not exercisable within 60 days of this Annual Report.

(10)
Mr. Recanati holds 677,479 ordinary shares directly and 3,295,644 ordinary shares indirectly through Gov. Gov is wholly-owned by Mr. Recanati, the Chairman of our board of directors, who exercises sole voting and investment power over the shares held by Gov. Does not include unvested options to purchase 22,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(11)
Mr. Tsur holds1,021,287shares, includes options to purchase 9,375 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 41.58 (or $10.66) per share, which expire between June 8, 2018 and May 14, 2020. Does not include unvested options to purchase 112,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(12)	Mr. Behar holds 60,670 ordinary shares directly. Does not include unvested options to purchase 13,750 ordinary shares that are not exercisable within 60 days of this Annual Report.

(13)	Does not include unvested options to purchase 8,750 ordinary shares that are not exercisable within 60 days of this Annual Report.

(14)
Mr. Jonathan Hahn holds directly 313,841 ordinary shares. In addition, we were informed that Mr. Hahn holds 25% of the shares of Sinara Financing S.A. (“Sinara”), which holds 100% of the shares of Damar Chemicals Inc. (“Damar”), which directly holds 2,751,661 of the Kamada’s shares. We were informed that additional 50% of the shares of Sinara are held by Mr. Hahn’s siblings, who also direcly hold an aggragate 576,649 ordibnary shares.. Does not include unvested options to purchase 13,750 ordinary shares that are not exercisable within 60 days of this Annual Report.

(15)
Includes 1,742 shares owned by Operon Consultants Ltd., which is wholly-owned by Dr. Havron. Does not include unvested options to purchase 8,750 ordinary shares that are not exercisable within 60 days of this Annual Report.

(16)	Mr. Kop holds 22,570 ordinary shares .Does not include unvested options to purchase 13,750 ordinary shares that are not exercisable within 60 days of this Annual Report.

(17)	Mr. Shoham holds 50,154 ordinary shares .Does not include unvested options to purchase 13,750 ordinary shares that are not exercisable within 60 days of this Annual Report.

Equity Compensation Plans

In 2005, we adopted our 2005 Israeli Share Option Plan (the “2005 Plan”).  We ceased to grant options under the 2005 Plan in 2010 and the 2005 Plan expired on July 5, 2015.

In July 2011, we adopted our 2011 Israeli Share Option Plan (the “2011 Plan”), under which we are authorized to grant options to directors, officers, employees, consultants and service providers of our company and subsidiaries. The 2011 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. The 2011 Plan, which is effective until July 23, 2021, is designed to reflect the provisions of the Israeli Tax Ordinance, which affords certain tax advantages to Israeli employees, officers and directors that are granted options in accordance with its terms. The 2011 Plan may be administered by our board of directors either directly or upon the recommendation of the compensation committee.

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

On April 27, 2015, our board of directors approved an increase in the number of ordinary shares reserved for issuance under the 2011 Plan by 500,000 shares. As of December 31, 2015, an aggregate of 193,612ordinary shares were reserved for future issuance under the 2011 Plan (subject to certain adjustments specified in the 2011 Plan) and options to purchase 2,281,493 ordinary shares were outstanding under the 2011 Plan. Any options that expire prior to exercise or issuance under the 2011 Plan will become again available for grant under the 2011 Plan.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each person known to us to own beneficially more than 5% of our ordinary shares.

The percentage of beneficial ownership of our ordinary shares is based on 36,418,741ordinary shares outstanding as of February 25, 2016. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of this Annual Report are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Name	Number	Percentage
Hahn Family (1)	3,642,151	10.00%
Leon Recanati (2)	3,973,123	10.91%
D.S Apex Holdings group (3)	2,648,376	7.27%
The Phoenix Holding Ltd. (4)	2,849,826	7.83%
Yelin Lepidot (5)	1,983,714	5.45%

(1)
Mr. Jonathan Hahn holds directly 313,841 ordinary shares. In addition, we were informed that Mr. Hahn holds 25% of the shares of Sinara Financing S.A. (“Sinara”), which holds 100% of the shares of Damar Chemicals Inc. (“Damar”), which directly holds 2,751,661 of the Kamada’s shares. We were informed that additional 50% of the shares of Sinara are held by Mr. Hahn’s siblings, who also direcly hold an aggragate 576,649 ordibnary shares.

(2)
Mr. Recanati holds 677,479 ordinary shares directly and 3,295,644 ordinary shares indirectly through Gov. Gov is wholly-owned by Mr. Recanati, the Chairman of our board of directors, who exercises sole voting and investment power over the shares held by Gov.

(3)
Based solely upon, and qualified in its entirety with reference to, a notice dated       January 06, 2016 submitted to our company. To the best of our knowledge, BRM Group Ltd. and Mr. Zvi Stepak are the joint controlling shareholders of DS Apex Holdings Ltd. (“DS Apex”). BRM Group Ltd. is a private investment company beneficially owned by Messrs. Eli Barkat, Nir Barkat, and Yuval Rakavy.

(4)
Based solely upon, and qualified in its entirety with reference to, a notice dated January 06, 2016 . submitted to our company.  the shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd.  The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding shares and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.  Each of the reporting persons disclaims beneficial ownership of the reported shares in excess of their actual pecuniary interest therein.

(5)	Based solely upon, and qualified in its entirety with reference to, a notice dated January 04, 2016 . submitted to our company.

To our knowledge, based on information provided to us by our transfer agent in the United States, as of February 19, 2016, we had one shareholder of record who was registered with an address in the United States, holding approximately 6,420,031  of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years have been the following. From January 1, 2013 to January 1, 2016, the ownership percentage of Mr. Jonathan Hahn and Hahn family decreased by 6.76% from 16.76% to 10.00%. Mr. Leon Recanati's ownership percentage decreased by 1.03% from 11.94% to 10.91%. The Phoenix Holdings Group ownership percentage decreased by 3.35% from 11.18% to 7.83%. The Yelin Lepidot group’s ownership percentage increased from less than 5% to 5.45% during such period. The DS Apex group’s ownership percentage increased to 7.27% from less than 5% of our outstanding shares and Meitav group’s ownership percentage decreased to less than 5% of our outstanding shares from 5.62% during such period. To the best of our knowledge, those changes are a result of a merger between the DS Apex group and Meitav group.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company

Related Party Transactions

Tuteur S.A.C.I.F.I.A.

In August 2011, we entered into a distribution agreement with Tuteur that amends and restates a distribution agreement we entered into in November 2001. Tuteur is a company organized under the laws of Argentina and was controlled by Mr. Ralf Hahn, the former Chairman of our board of directors. Mr. Jonathan Hahn, our director, is currently the President and a director of Tuteur. The amendment to the agreement was made as an arm’s length transaction, in connection with the expected completion of Glassia’s registration in Argentina and the commencement of its marketing in Argentina. On August 19, 2014, we entered into an amendment to the distribution agreement in order to add KamRho(D) as an additional product to be distributed by Tuteur and expanded the territories to include Bolivia. Pursuant to the distribution agreement, as amended, Tuteur serves as the exclusive distributor of Glassia and KamRho(D), in Argentina, Paraguay, Uruguay and Bolivia. Tuteur is obligated under the agreement to commence marketing, sales and distribution of the products within each country covered by the agreement within two months after the grant of regulatory approval in each such country. Commencing the second year following the date that Tuteur commences sales of the product in Argentina, Tuteur will be obligated to purchase minimum amounts of products in the territories, in the total annual amount of not less than $1,006,800. Tuteur is entitled to a one-time success bonus based on achieving certain targets in 2015. Tuteur shall cease to have exclusivity if it fails to comply with the minimum purchase requirement in each of the counties, on a country by country basis. Pursuant to the agreement, Tuteur is obligated to obtain the relevant regulatory approvals and reimbursement in each of the countries within 18 months of receiving the required registration documents from us. Glassia was approved by regulators in Argentina in July 2012. Glassia has not yet been submitted and approved by regulators in Paraguay or Bolivia. The parties have agreed to separately negotiate the allocation of any costs relating to clinical trials or studies required by relevant regulatory authorities in the applicable territory. We retain ownership of all relevant intellectual property.

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

Khairi S.A.

On July 26, 2015 and on July 29, 2015, our Audit Committee and Board of Directors, respectively, approved the engagement of Khairi S.A. (“Khairi”) as a distributor of Glassia and KamRho(D) in Uruguay.  Distribution rights for Glassia and KamRho(D) in Uruguay were originally granted to Tuteur; however, as Tuteur is not incorporated in Uruguay, according to local regulatory requirements its ability to distribute pharmaceutical products in Uruguay is limited, while Khairi, which is located in the free trading zone in Uruguay, is not so limited.  The distribution agreement with Khairi will be an arm’s length transaction based on the terms of the distribution agreement signed with Tuteur and is currently under negotiation. Mr. Leon Recanati (the Chairman of our board of directors), Mr. Jonathan Hahn (a director) and his siblings and Mr. Reuven Behar (a director) are shareholders of Khairi.  Mr. Reuven Behar serves as the chairman of the board of directors of Khairi. In 2015, Khari distributed our AAT product in Cuba at a non-material amount.

Fischer Behar Chen Well Orion & Co.

Since our initial public offering on the Tel Aviv Stock Exchange in 2005, we have retained the services of Fischer Behar Chen Well Orion & Co as our Israeli counsel. Mr. Reuven Behar, who has served as director since April 2013, is a partner at Fischer Behar Chen Well Orion & Co.

Indemnification Agreements

We have entered into indemnification and exculpation agreements with each of our current office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Companies Law)) and undertaking to indemnify them to the fullest extent permitted by the Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), including with respect to liabilities resulting from our initial public offering in the United States, to the extent such liabilities are not covered by insurance. See “Item 6. Directors, Senior Management and Employees — Exculpation, Insurance and Indemnification of Office Holders.”

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

	Price Per Ordinary Share
	High	Low
Annual:
2015	$5.15	$3.09
2014	$17.95	$3.02
2013	$17.07	$9.60

Quarterly:
Fourth Quarter 2015	$4.47	$3.24
Third Quarter 2015	$4.12	$3.09
Second Quarter 2015	$5.15	$3.75
First Quarter 2015	$4.83	$3.79
Fourth Quarter 2014	$17.07	$13.40
Third Quarter 2014	$15.48	$11.55
Second Quarter 2014	$14.87	$9.60
First Quarter 2014	$17.95	$14.04

Most Recent Six Months:
February 2016 (through February 23, 2016)	$4.03	$3.28
January 2016	$4.44	$3.61
December 2015	$4.47	$4.00
November 2015	$4.26	$3.74
October 2015	$4.11	$3.24
September 2015	$3.57	$3.37

On  February 23, 2016, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $3.68 per share.

Tel Aviv Stock Exchange

The following table sets forth, for the periods indicated, the reported high and low sales prices of our ordinary shares on the TASE in NIS and U.S. dollars at a rate of $1.00 = NIS 3.91, the exchange rate published by the Bank of Israel as of February 19, 2016.

	NIS		$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2015	19.45	12.09	4.97	3.09
2014	62.00	11.60	15.85	2.97
2013	60.77	33.80	15.54	8.64
2012	35.95	19.02	9.19	4.86
2011	33.00	17.65	8.44	4.51

Quarterly:
First Quarter 2016 (through February 23, 2016)	17.70	13.10	4.53	3.35
Fourth Quarter 2015	17.48	13.03	4.47	3.33
Third Quarter 2015	15.77	12.09	4.03	3.09
Second Quarter 2015	19.45	14.11	4.97	3.61
First Quarter 2015	19.33	14.70	4.94	3.76
Fourth Quarter 2014	17.07	11.60	4.36	2.97
Third Quarter 2014	25.96	16.22	6.64	4.15
Second Quarter 2014	54.75	23.85	14.00	6.10
First Quarter 2014	62.00	49.71	15.85	12.71

Most Recent Six Months:
February 2016 (through February 23, 2016)	16.12	13.10	4.13	3.35
January 2016	17.70	14.33	4.53	3.66
December 2015	17.48	15.50	4.47	3.96
November 2015	16.88	14.85	4.32	3.80
October 2015	15.78	13.03	4.03	3.33
September 2015	14.10	13.24	3.61	3.39

On February 23, 2016, the last reported sale price of our ordinary shares on the TASE was NIS 13.76 per share, or $3.52 per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.907  = $1.00).

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, at a rate of 26.5% in 2014 and 2015 and 25% in 2016. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

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

 According to the Investment Law, a uniform corporate tax rate will apply to all qualifying income of the Preferred Enterprise.  The uniform corporate tax rate is 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel, effective as of January 01, 2014.

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

We have previously received grants from the Office of the Chief Scientist for development of our anti-Rh product, Kam Rho (D) IM or IV, and our anti-rabies product, KamRAB. In 2006, we completed our obligations to pay royalties for these developments. We have a balance of royalty payments for inactive projects that we estimate to amount to approximately $469 as of December 31, 2015. In April 2008, we filed a request to close these inactive files, which was partially rejected by the Office of the Chief Scientist in September 2010, alleging that we were making use of the know-how accumulated in these files and are therefore required to pay royalties for certain products. According to the final assessment of the Office of the Chief Scientist, during 2015 we paid an amount of $92,000 to the Office of the Chief Scientist, but we were not yet granted the approval on closure for these inactive files.

Taxation of Our Shareholders

This discussion does not address the tax consequences applicable to shareholders that own, or have owned at any time, directly or indirectly, 10% or more of our shares (“Controlling Shareholders”), and such shareholders should consult their tax advisers as to the tax consequences of owning or disposing of our shares.

Capital gains

Under present Israeli tax legislation, the tax rate applicable to real capital gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate (26.5% in 2014 and 2015 and 25% in 2016).

Generally, as of January 1, 2006, the tax rate applicable to real capital gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 25%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares.  Additionally, if such a shareholder is considered a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48%).

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 in 2014,  NIS 810,720 in 2015 and NIS 803,520 in 2016.

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

Based on the financial information currently available to us and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2015. However, this determination could be subject to change. If, contrary to our expectations, we were to be classified as a PFIC, U.S. Holders of ordinary shares may be required to file form 8621 with respect to their ownership of our ordinary shares in the year in which we were a PFIC. U.S. Holders of our ordinary shares should consult their tax advisors in this regard.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to changes in interest arising from our financial assets as our financial debt bears fixed interest rates. We invest our cash balance in interest-bearing deposits. We have exposure to investments in deposits or securities bearing fixed interest, which expose us to interest rate risk with respect to fair value.

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

For the years ended December 31, 2015, 2014 and 2013, we have witnessed high volatility in the U.S. dollar exchange rate. This fact impacts our revenues from the Distribution segment, where prices are denominated in or linked to the NIS upon delivery of product while our expenses for the purchase of raw materials and imported goods in the Distribution segment are in U.S. dollars and part of our development and marketing expenses are paid in NIS.

We attempt to mitigate our currency exposure by matching assets denominated in NIS currency with liabilities denominated in NIS. In the Distribution segment, we attempt to mitigate foreign currency exposure by matching Euro denominated expenses with Euro denominated revenues. Additionally, we used, and from time to time, will continue to use, currency hedging transactions using financial derivatives, collars and forward currency contracts. We attempt to enter into forward currency contracts with critical terms that match those of the underlying exposure. As of December 31, 2015, we had open transactions in derivatives in the amount of approximately $23.2 million. We regularly monitor and review the need for currency hedging transactions in accordance with trend analysis.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)

Year ended December 31, 2013	(6.4)
Year ended December 31, 2014	12.0
Year ended December 31, 2015	8.6

As of December 31, 2015, we had excess assets over liabilities denominated in NIS in the amount of $6.0 million. When the U.S. dollar appreciates against the NIS, we recognize financial expenses with respect to exchange rate differences. When the U.S. dollar devalues against the NIS, we recognize financial revenues.

As of December 31, 2015, we had foreign currency exposures to currencies other than U.S. dollars amounting to $3.0 million in excess liabilities over assets. Most of this exposure is to the Euro.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our financial assets by $0.6 million, $0.5 million and $0.3 million as of December 31, 2015, 2014 and 2013, respectively.

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

As of December 31, 2015, we have used a large portion of the net proceeds of our initial public offering. We intend to use the remaining net proceeds we received from our initial public offering as disclosed in our Registration Statement on Form F-1.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015, pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b) Report of   Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2015 was effective.

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

Item 16A. Audit committee financial expert

Our board of directors has determined that Tuvia Shoham and Dr. Estery Giloz-Ran, each an “independent” director for purposes of serving on an audit committee under the Exchange Act and Nasdaq listing requirements, qualify as “audit committee financial experts,” as defined in Item 407(d)(5) of Regulation S-K.

Item 16B. Code of Ethics

In November 2011, we adopted a Code of Ethics, which applies to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is posted on our website, www.kamada.com.

Item 16C. Principal Accountant Fees and Services

During the years ended December 31, 2015 and 2014, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay and Kasierer, a member of  Ernst & Young Global, independent registered public accounting firm:

	Year Ended December 31,
	2015	2014
Audit Fees(1)	$180,000	$160,000
Audit-Related Fees(2)	--	--
Tax Fees(3)	5,942	12,000
Total	$185,942	$172,000
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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2015, neither the company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the company’s ordinary shares.

Item 16F. Change in Registrant's Certifying Accountant

None.

Item 16G. Corporate Governance

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we have the option to follow Israeli corporate governance practices rather than certain of those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we follow instead. We rely on this “foreign private issuer exemption” with respect to the following Nasdaq requirements:

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

•
Requirement for independent oversight on our director nominations process and to adopt a formal written charter or board resolution addressing the nominations process. In accordance with Israeli law and practice, directors are recommended by our board of directors for election by our shareholders. The Damar Group and Recananti Group have entered into a shareholders’ agreement which includes an agreement about voting in the election of nominees appointed by the other party (see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders’ Agreement”).

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

PART III

Item 17. Financial Statements

Consolidated Financial Statements are set forth under Item 18.

Item 18. Financial Statements

Our Consolidated Financial Statements beginning on pages F-1 through F-61, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

Item 19. Exhibits

Exhibit No.	Description
1.1
Articles of Association of the Registrant (as translated from Hebrew) (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).

1.2
Amendment to Articles of Association of the Registrant (as translated from Hebrew) (incorporated by reference to Appendix A1 of the Proxy filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on May 22, 2015).

1.3
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

4.16
English translation of amendment to form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Appendixes A3 and A4 of the Proxy filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on May 22, 2015).

4.17
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

4.18
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

4.19†
Fraction IV-1 Paste Supply Agreement, dated December 3, 2012, by and between Baxter Healthcare S.A. and Kamada Ltd. (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).

4.20
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

4.22
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

4.24†
First Amendment to the Technology License Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 28, 2013).

4.25
Compensation Policy approved by the shareholders of the Registrant on January 28, 2014 (incorporated by reference to Exhibit A to the Proxy Statement dated December 19, 2013 filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on December 24, 2013).

4.26
Amendment to Compensation Policy approved by the shareholders of the Registrant on June 30, 2015 (incorporated by reference to Appendix A2 of the Proxy Statement filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on May 22, 2015).

4.27†
Third Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of September, 2014, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2015).

4.28†
First Amendment to the Distribution Agreement, dated as of August 19, 2014, by and between Kamada Ltd. and TUTEUR S.A.C.I.F.I.A (incorporated by reference to Exhibit 4.26 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2015).

4.29†	Third Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement executed on June 19, 2015 by and between Kamada Ltd. and Baxalta US Inc.
4.30†	Fourth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October, 2015, by and between Kamada Ltd. and Baxalta US Inc.
4.31†	Second Amendment to the Technology License Agreement, dated as of August 25, 2015, by and between Kamada Ltd. and Baxalta GmbH.
8.1	Subsidiaries of the Registrant.
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Ernst & Young Global, independent registered public accounting firm.
________

†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and the non-public information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KAMADA LTD.

By:	/s/ Gil Efron
Gil Efron
Deputy Chief Executive Officer and Chief Financial Officer

Date: February 25, 2016

Kamada Ltd. and its subsidiaries

Kamada Ltd.

Consolidated Financial Statements as of December 31, 2015

Kamada Ltd. and its subsidiaries

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Kamada Ltd.

We have audited the accompanying consolidated balance sheets of Kamada Ltd. ("the Company") as of December 31, 2015 and 2014 and the related consolidated statements of comprehensive Income, changes in equity and cash flows for each of the three years ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	/S/ Kost Forer Gabbay & Kasierer
February 25, 2016	A member of Ernst & Young Global

Kamada Ltd. and its subsidiaries

Consolidated Balance Sheets

		As of December 31,
		2015	2014
	Note	In thousands
Current Assets
Cash and cash equivalents	5	$5,047	$14,546
Short-term investments	6	23,259	37,350
Trade receivables, net	7	23,071	17,514
Other accounts receivables	8	2,881	2,359
Inventories	9	26,336	25,423
		80,594	97,192

Property, plant and equipment, net	10	21,309	21,769
Other long term assets	11	89	179
		21,398	21,948
		101,992	119,140
Current Liabilities
Current maturities of loans and convertible debentures	12,15	37	7,492
Trade payables	13	16,917	16,530
Other accounts payables	14	4,064	4,045
Deferred revenues	18a,b	1,921	2,919

		22,939	30,986

Non-Current Liabilities
Loans	15	151	-
Employee benefit liabilities, net	17	787	722
Deferred revenues	18a,b	5,608	7,015
		6,546	7,737

Shareholder's Equity	20

Ordinary shares of NIS 1 par value:
Authorized - 60,000,000 ordinary shares; Issued and outstanding – 36,418,741 and 35,988,563 shares at December 31, 2015 and 2014, respectively		9,320	9,208
Additional paid in capital		162,238	158,417
Conversion option in convertible debentures		-	1,147
Capital reserve due to translation to presentation currency		(3,490)	(3,490)
Capital reserve from hedges		(1)	(116)
Capital reserve from available for sale financial assets		73	10
Capital reserve from share-based payments		9,157	8,783
Capital reserve from employee benefits		(59)	(81)
Accumulated deficit		(104,731)	(93,461)
		72,507	80,417

		$101,992	$119,140

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Comprehensive income (Loss)

		For the Year Ended December 31,
		2015	2014	2013
	Note	In thousands, except for share and per share data

Revenues from proprietary products		$42,952	$44,389	$50,658
Revenues from distribution		26,954	26,676	19,965

Total revenues	23a	69,906	71,065	70,623

Cost of revenues from proprietary products		30,468	32,617	27,104
Cost of revenues from distribution		23,640	23,406	17,112

Total cost of revenues	23b	54,108	56,023	44,216

Gross profit		15,798	15,042	26,407

Research and development expenses	23c	16,530	16,030	12,745
Selling and marketing expenses	23d	3,652	2,898	2,100
General and administrative expenses	23e	7,040	7,593	7,862
Operating income ( loss)		(11,424)	(11,479)	3,700

Financial income	23f	463	*404	*278
Expense in respect of currency exchange differences and derivatives instruments, net		625	-	(369)
Financial expense	23f	(934)	*(2,086)	*(3,142)
Income (loss) before taxes on income		(11,270)	(13,161)	467
Taxes on income		-	52	24

Net Income ( loss)		(11,270)	(13,213)	443

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) on available for sale financial assets		63	37	(27)
Gain (loss) on cash flow hedges		71	(162)	303
Net amounts transferred to the statement of profit or loss for cash flow hedges		44	(110)	(376)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain from defined benefit plans		22	48	12
Total comprehensive income ( loss)		$(11,070)	$(13,400)	$355

Income (loss) per share attributable to equity holders of the Company:	24

Basic income (loss) per share		$(0.31)	$(0.37)	$0.01
Diluted income (loss) per share		$(0.31)	$(0.37)	$0.01

*Reclassified
The accompanying notes are an integral part of the Consolidated Financial Statements

Kamada Ltd. and its subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Conversion option in convertible debentures	Capital reserve from Available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	In thousands
Balance as of December 31, 2012	$7,204	$96,874	$3,794	$-	$(3,490)	$229	$4,614	$(141)	$(80,691)	$28,393
Net income	-	-	-	-	-	-	-	-	443	443
Other comprehensive income (loss)	-	-	-	(27)	-	(73)	-	12	-	(88)
Total comprehensive income	-	-	-	(27)	-	(73)	-	12	443	355
Exercise of options into shares	62	1,275	-	-	-	-	(752)	-	-	585
Issuance of ordinary shares, net of issuance costs	1,749	51,053	-	-	-	-	-	-	-	52,802
Conversion of convertible debentures into shares	186	7,294	(972)	-	-	-	-	-	-	6,508
Expiration of conversion option on convertible debentures	-	604	(604)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	-	-	-	-	1,327	-	-	1,327
Balance as of December 31, 2013	$9,201	$157,100	$2,218	$(27)	$(3,490)	$156	$5,189	$(129)	$(80,248)	$89,970
Net loss	-	-	-	-	-	-	-	-	(13,213)	(13,213)
Other comprehensive income (loss)	-	-	-	37	-	(272)	-	48	-	(187)
Total comprehensive income (loss)	-	-	-	37	-	(272)	-	48	(13,213)	(13,400)
Exercise of options into shares	7	238	-	-	-	-	(157)	-	-	88
Conversion of convertible debentures into shares	(*	9	(1)	-	-	-	-	-	-	8
Expiration of conversion option on convertible debentures	-	1,070	(1,070)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	-	-	-	-	3,751	-	-	3,751
Balance as of December 31, 2014	$9,208	$158,417	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417
Net loss	-	-	-	-	-	-	-	-	(11,270)	(11,270)
Other comprehensive income (loss)	-	-	-	63	-	115	-	22	-	200
Total comprehensive income (loss)	-	-	-	63	-	115	-	22	(11,270)	(11,070)
Exercise of options into shares	112	2,674	-	-	-	-	(1,533)	-	-	1,253
Expiration of conversion option on convertible debentures	-	1,147	(1,147)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	-	-	-	-	1,907	-	-	1,907
Balance as of December 31, 2015	$9,320	$162,238	$-	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507

(* Represent an amount lower than $1.
The accompanying notes are an integral part of the Consolidated Financial Statements

Kamada Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

		For the Year Ended December 31,
		2015	2014	2013
	Note	In thousands

Cash Flows from Operating Activities

Net Income (loss)		$(11,270)	$(13,213)	$443

Adjustments to reconcile net loss to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	10, 11	3,227	2,788	3,001
Financial expenses (income), net		(154)	1,682	3,233
Cost of share-based payment	21	1,907	3,751	1,327
Income tax expense		-	52	24
Loss (gain) from sale of property and equipment		-	(2)	73
Change in employee benefit liabilities, net		87	(57)	121

		5,067	8,214	7,779
Changes in asset and liability items:

Increase in trade receivables, net		(5,604)	(869)	(3,445)
Decrease (increase) in other accounts receivables		118	(50)	(444)
Increase in inventories		(913)	(3,490)	(1,182)
Decrease (increase) in deferred expenses		(565)	1,209	(1,231)
Increase in trade payables		887	3,261	1,579
Increase (decrease) in other accounts payables		94	(344)	264
Decrease in deferred revenues		(2,405)	(4,026)	(6,270)

		(8,388)	(4,309)	(10,729)
Cash received (paid) during the year for:

Interest paid		(484)	(1,210)	(1,968)
Interest received		1,143	758	663
Withholding taxes paid		(47)	(158)	(42)

		612	(610)	(1,347)

Net cash used in operating activities		$(13,979)	$(9,918)	$(3,854)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

		For the Year Ended December 31,
		2015	2014	2013
	Note	In thousands
Cash Flows from Investing Activities
Proceeds from sale of )investment in) short term investments, net		$13,971	$(23,746)	$1,732
Purchase of property and equipment and intangible assets	10	(2,718)	(3,076)	(5,643)
Proceeds from sale of property and equipment		-	3	8

Net cash provided by (used in) investing activities		11,253	(26,819)	(3,903)

Cash Flows from Financing Activities

Proceeds from exercise of warrants and options		1,254	88	562
Proceeds from issuance of ordinary shares, net		-	-	52,953
Receipt of long-term loans		197	-	-
Repayment of long-term loans		(9)	-	(12)
Repayment of convertible debentures	15	(7,797)	(7,728)	(4,295)

Net cash provided by (used in) financing activities		(6,355)	(7,640)	49,208

Exchange differences on balances of cash and cash equivalent		(418)	(187)	793

Increase (decrease) in cash and cash equivalents		(9,499)	(44,564)	42,244

Cash and cash equivalents at the beginning of the year		14,546	59,110	16,866

Cash and cash equivalents at the end of the year		$5,047	$14,546	$59,110

Significant non-cash transactions
Issuance expenses accrued in other accounts payable		$-	$-	$151
Exercise of warrants presented as liability		$-	$-	$23
Exercise of convertible debentures into shares		$-	$7	$6,508

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 1: -	General

a.	General description of the Company and its activity

Kamada Ltd. ("the Company") is an orphan drug focused, plasma derived protein therapeutics Company with an existing marketed product portfolio. The Company develops and produces plasma-derived protein therapeutics and currently markets these products through strategic partners in the United States and Europe and through local distributors, in several emerging markets. The Company flagship product is "Glassia".

The Company's activity is divided into two operating segments:

Proprietary Products	Development, manufacture and sale of plasma-derived therapeutics products.

Distribution	Distribution of drugs in Israel manufacture by other companies, most of which are produced from plasma or its derivatives products.

The Company's securities are listed for trading on the Tel Aviv stock exchange and  on the NASDAQ.

b.	The Company has three fully-owned subsidiaries – Kamada Inc, Kamada Biopharma Limited and Bio-Kam Ltd which are not active. In addition the Company owns 74% of Kamada Assets Ltd. ("Kamada Assets").

c.	Definitions

In these Financial Statements –

The Company	-	Kamada Ltd.

The Group	-	The Company and its subsidiaries.

Subsidiary	-	A company which the Company has a control over (as defined in IFRS 10) and whose financial statements are consolidated with the Company's Financial Statements.

Related parties	-	As defined in IAS 24.

USD/$ NIS	- -	U.S. dollar. New Israeli Shekel

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies

a.	Basis of presentation of financial statements

1.	These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board.

2.	Measurement basis:

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

d.	Functional currency, presentation currency and foreign currency

1.	Functional currency and presentation currency

The consolidated financial statements are presented in U.S. dollars, which is the Company's functional and presentation currency.

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

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. Impaired debts are derecognized when they are assessed as uncollectible. As of December 31, 2015 and 2014, the balance of allowance for doubtful accounts was $398 thousands and $433 respectively.

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

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the plant and equipment.

The cost of self-constructed assets includes the cost of materials, direct labor costs as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to operate in the manner intended by management.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %

Buildings	4-2.5	4
Machinery and equipment	10-20	15
Vehicles	15	15
Computers, equipment and office furniture	6-33	33
Leasehold improvements	(*)	18

(*) Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

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

The Company has receivables that are financial assets with fixed or determinable payments that are not quoted in an active market. Loans are presented based on their terms, normally at face value plus direct transaction costs through the systematic amortization process and less incurred amortization.

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

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

In addition the Company operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in pension funds and insurance companies ("the plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company's own creditors and cannot be returned directly to the Company.

The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets.

Re-measurements of the net liability are recognized in other comprehensive income in the period in which they occur.

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

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

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

u.	Reclassification

During the year, the Company changed the classification of premium amortization on investment of corporate bonds in profit or loss from Financial expenses to Financial income (i.e. the amortization of premium will reduce the interest income from corporate bonds).

Comparative data  in the amount of $1,207 thousands  and $ 11 thousands in 2014 and 2013, respectively were reclassified from Financial expenses to Financial income.

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

Inventory that is produced following a change in manufacturing process prior to final approval of regulatory authorities is subject to Company estimates as to the probability of receipt of such approval and its ability to sell such inventory with its remaining shelf life. The Company is periodically reassessing the probability of such approval and remaining shelf life of such inventory to determine whether the net realizable value is lower than cost. Once the regulatory approval is not granted the cost of this inventory will be charge to research and development expenses.

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

IFRS 15 is to be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. IFRS 15 allows an entity to choose to apply a modified retrospective approach.

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

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company is evaluating the possible impact of IFRS 9 but is presently unable to assess its effect, if any, on the financial statements.

c.	IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, Leases. IFRS 16, that replaces IAS 17, Leases, will only imply insignificant changes to the accounting for lessors. For lessees, the accounting will change significantly, as all leases (except short term leases and small asset leases) will be recognized on balance. Initially, the lease liability and the right-of-use asset is measured at the present value of future lease payments (defined as economically unavoidable payments). The right-of-use asset is subsequently depreciated in a similar way to other assets such as tangible assets, i.e. typically in a straight-line over the lease term. The new Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is applied concurrently.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 4: -	DISCLUSURE OF NEW IFRS IN THE PERIOD (CONT.)

The Company is evaluating the possible impact of IFRS 16 but is presently unable to assess its effect, if any, on the financial statements.

NOTE 5: -	CASH AND CASH EQUIVALENTS

	December 31,
	2015	2014
	In thousands

Cash and deposits for immediate withdrawal	$4,957	$8,382
Cash equivalents in USD deposits	-	6,000
Cash equivalents in NIS deposits (1)	90	164

	$5,047	$14,546

(1)	The deposits as of December 31, 2015 and 2014 bear interest set by period 0.01% per year, and 0.02%-0.12%, respectively.

Note 6: -	Short-Term Investments

	December 31,
	2015	2014
	In thousands

Marketable securities (equity and debt) at fair value through profit or loss	$1,425	$8,820
Available for sale debt securities	21,834	28,530

	$23,259	$37,350

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 7: -	Trade Receivables, net

	December 31,
	2015	2014
	In thousands
Open accounts (1):
In NIS	$10,294	$7,988
In USD	12,771	9,744
	23,065	17,732

Checks receivable	404	215

	23,469	17,947

Less allowance for doubtful accounts (2)	(398)	(433)

Trade receivables, net	$23,071	$17,514

(1)	Customer debts do not bear interest. The average number of customer credit days is 80 days and 76 days as of December 31, 2015 and 2014, respectively.

(2)	Allowance for doubtful accounts:

December 31, 2014	$(433)
Deductions	35
December 31, 2015	$(398)

An analysis of past due but not impaired trade receivables with reference to reporting date:

	Neither past due nor impaired	Past due trade receivables with aging of
		Up to 30 Days	30-60 Days	60-90 Days	90-120 Days	Over 120 days	Total
	In thousands

December 31, 2015	$20,022	$2,212	$376	$4	$-	$53	$22,667

December 31, 2014	$15,133	$1,187	$662	$146	$23	$148	$17,299

Note 8: -	Other accounts Receivables

	December 31,
	2015	2014
	In thousands

Materials for clinical trials and inventory designated for R&D activities	$796	$231
Prepaid expenses	875	1,149
Government authorities	905	674
Receivables for unpaid interest	241	249
Financial derivatives, net	34	-
Other	30	56

	$2, 881	$2,359

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 9: –     Inventories

	December 31,
	2015	2014
	In thousands

Finished products (1)	$10,583	$9,999
Purchased products	6,365	5,743
Work in progress	4,487	6,109
Raw materials	4,901	3,572

	$26,336	$25,423

(1)	During the years 2015 and 2014, the Company recorded a write off at an amounted of $1,091 thousands and $3,952 thousands, respectively.

Note 10: –	Property, Plant and equipment

a.	Composition and movement:

2015

	Land and Buildings(1)	Machinery and Equipment (1)	Vehicles	Computers, Equipment and Office Furniture	Leasehold Improvements	Total
	In thousands
Cost

Balance at January 1, 2015	$26,261	$22,273	$94	$4,159	$1,056	$58,843
Additions	440	1,838	-	417	23	2,718

Balance as of December 31, 2015	26,701	24,111	94	4,576	1,079	56,561

Accumulated Depreciation

Balance as of January 1, 2015	9,828	17,929	78	3,235	1,004	32,074
Additions	1,409	1,381	5	375	8	3,178

Balance as of December 31, 2015	11,237	19,310	83	3,610	1,012	35,252

Depreciated cost as of December 31, 2015	$15,464	$4,801	$11	966	$67	$21,309

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 10: –	Property, Plant and equipment (cont.)

2014

	Land and Buildings(1)	Machinery and Equipment (1)	Vehicles	Computers, Equipment and Office Furniture	Leasehold Improvements	Total
	In thousands
Cost

Balance at January 1, 2014	$25,057	$20,859	$86	$3,791	$1,010	$50,803
Additions	1,204	1,417	8	372	46	3,047
Sale of property and equipment	-	(3)	-	(4)	-	(7)

Balance as of December 31, 2014	26,261	22,273	94	4,159	1,056	53,843

Accumulated Depreciation

Balance as of January 1, 2014	8,511	16,912	73	2,864	1,000	29,360
Additions	1,317	1,020	5	374	4	2,720
Sale of property and equipment	-	(3)	-	(3)	-	(6)

Balance as of December 31, 2014	9,828	17,929	78	3,235	1,004	32,074

Depreciated cost as of December 31, 2014	$16,433	$4,344	$16	$924	$52	$21,769

(1)	Including labor costs charged in 2015 and 2014 to the cost of facilities, machinery and equipment in the amount of $317 thousands and $609 thousands, respectively.

b.	As for liens, refer to Note 19.

c.	Capitalized leasing rights of land from the Israel land administration.

	December 31,
	2015	2014
	In thousands

Under finance lease	$1,040	$1,051

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

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 11: -	Other Long Term Assets

	December 31,
	2015	2014
	In thousands

Long term leasing deposits	$35	$76
Intangibles assets, net	54	103

	$89	$179

Amortization expenses of intangible assets in the amount of $49 thousands and $68 thousands for 2015 and 2014, respectively, are classified under general and administrative expenses.

Note 12: –	current maturities of loans and convertible debenture

	Linked to NIS
	December 31,
	2015	2014
	In thousands

Long term loan	37	-
Convertible debenture	-	7,492
	37	7,492

Note 13: -	Trade Payables

	December 31,
	2015	2014
	In thousands

Open debts mainly in USD	$13,066	$13,075
Open debts in NIS	3,727	3,277

	16,793	16,352
Notes payable	124	178

	$16,917	$16,530

Supplier debts do not bear interest. The average number of supplier credit days is 66 days and 107days as of December 31, 2015 and 2014, respectively.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 14: –	Other accounts Payables

	December 31,
	2015	2014
	In thousands

Employees and payroll accruals	$3,338	$3,045
Derivatives instruments	-	76
Accrued Expenses and Others	726	924

	$4,064	$4,045

Note 15: -	Long term liabilities

a.	Convertible debentures

The debentures are unlinked and bear variable yearly interest plus a yearly margin of 6.1% over the yearly interest rate born by "Israeli Government Bonds 817" throughout the interest period. The debentures are convertible on each business day, and each NIS 37.12 par value of debentures (Series C) shall be convertible to one ordinary share of NIS 1 par value.

On December 1, 2015 and 2014, the Company paid an amount of $ 7,797 thousands and $ 7,728 thousands, respectively, of the principal amount.

As of December 31, 2015, the Company had no par value outstanding.

b.	Bank loan

On October 2015 the Company took a loan at an amount of NIS 770 thousands. The loan will be paid over 60 equal monthly installments. The loan bears fixed interest rate of 3.45%. As for pledges, refer to Note 19.

Note 16: -	Financial Instruments

a.	Classification of financial assets and liabilities

The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments in pursuant to IAS 39:

	December 31,
	2015	2014
	In thousands
Financial assets

Financial assets at fair value:
Marketable securities (equity and debt) – through profit or loss	$1,425	$8,820
Financial assets at fair value through other comprehensive income:
Available for sale debt securities	21,834	28,530
Derivative instruments	34	-
	$23,293	$37,350

Financial liabilities

Financial liabilities at fair value through profit or loss:
Derivatives instruments	$-	$76
Financial liabilities measured at amortized cost:
Bank loan	188	-
Convertible debentures	-	7,492
	$188	$7,492

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 16: -    Financial Instruments (cont.)

b.	Financial risk factors

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

As of December 31, 2015, the Company has a position in derivatives intended to hedge decreases in the exchange rate of the USD vs. the NIS, over excess receipts in the NIS expected for 2015 (see also f. below).

b)	Interest rate risk

The Company is exposed to risks of changes in the market interest rates on financial debenture assets with floating interest rates. The Company's interest rate risk mainly derives from financial debenture assets.

c)	Price risk

As of December 31, 2015, the Company has financial instruments, shares and debentures, classified as financial assets measured at fair value through profit or loss and Available for sale financial investments, for which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price.

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

Average credit days for trade receivables are 80 days. The Company regularly monitors the credit extended to its customers and their general financial condition, and, when necessary, requires collateral as security for these debts such as letters of creditor and down payments. In addition, the Company partially insures its overseas sales with foreign trade risk insurance.

The Company keeps constant track of customer debt and the Financial Statements include an allowance for doubtful accounts that adequately reflects, in the Company's assessment, the loss embodied in the debts the collection of which is in doubt.

The Company maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2015 and 2014 is the carrying amount of trade receivables.

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

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 16: -	Financial Instruments (cont.)

3.	Liquidity risk

The table below summarizes the maturity profile of the Company's financial liabilities based on contractual undiscounted payments:

December 31, 2015

	Less than one year	1 to 2	2 to 3	3 to 5	Total
	In thousands

Trade payables	$16,917	-	-	-	$16,917
Other accounts payables	4,064	-	-	-	4,064
Long term loan (including interest)	43	43	43	75	204

	$21,024	$43	$43	$75	$21,185

December 31, 2014

	Less than one year	1 to 2	2 to 3	3 to 5	Total
	In thousands

Trade payables	$16,530	-	-	-	$16,530
Other accounts payables	4,045	-	-	-	4,045
Convertible debentures (including interest)	8,275	-	-	-	8,275

	$28,850	$-	$-	$-	$28,850

c.	Fair value

The following table demonstrates the carrying amount and fair value of the financial instruments presented in the financial statements not at fair value:

	Carrying Amount		Fair Value
	December 31,		December 31,
	2015	2014	2015	2014
	In thousands
Financial liabilities
Bank loan	$188	$-	$185	$-
Convertible debentures	$-	$7,492	$-	$8,065

The fair value of the bank loan was based on standard pricing valuation model such as DCF which considers the present value of future cash flows discounted at the interest rate that reflects market conditions (Level 3).

The fair value of the Convertible debenture was based on quoted prices in the Israeli Tel Aviv stock exchange (Level 1).

The carrying amount of cash and cash equivalents, trade and other receivables, trade and other payables approximates their fair value, due to the short term maturities of the instruments.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 16: -	Financial Instruments (cont.)

d.	Classification of financial instruments by fair value hierarchy

Financial assets measured at fair value:

	Level 1	Level 2
	In thousands
December 31, 2015

Marketable securities at fair value through profit or loss:
Equity shares	$67	$-
Mutual funds	365	-

Debt securities (corporate and government)	993	-
Derivatives instruments	-	34
Available for sale debt securities (corporate and government)	-	21,834
	$1,425	$21,868

	Level 1	Level 2
	In thousands
December 31, 2014
Marketable securities at fair value through profit or loss:
Equity shares	$587	$-
Mutual funds	577	-
Exchange traded notes	46	-
Debt securities (corporate and government)	7,610	-
Available for sale debt securities (corporate and government)	-	28,530
	$8,820	$28,530

Financial liabilities measured at fair value:

	Level 1	Level 2
	In thousands
December 31, 2014

Derivatives instruments qualified for hedging	$-	$76

During 2015 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 16: -	Financial Instruments (cont.)

	December 31,
	2015	2014
	In thousands
Sensitivity test to changes in market price of listed Securities

Gain (loss) from change:
5% increase in market price	$1,163	$1,868
5% decrease in market price	$(1,163)	$(1,868)

Sensitivity test to changes in interest rates

Gain (loss) from change:
1% interest rate increase	$-	$(105)
1% interest rate decrease	$-	$105

Sensitivity test to changes in foreign currency:

Gain (loss) from change:
5% increase in NIS	$300	$239
5% decrease in NIS	$(300)	$(239)
5% increase in Euro	$(147)	$(247)
5% decrease in Euro	$147	$247

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

e.	Linkage terms of financial liabilities by groups of financial instruments pursuant to IAS 39:

	December 31,
	In thousands
	2015	2014
In NIS:
Bank loan measured at amortized cost	188	-
Convertible debenture measured at amortized cost	$-	$7,492

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 16: -	Financial Instruments (cont.)

f.	Derivatives and hedging:

Derivatives instruments not designated as hedging

The Company has foreign currency forward contracts designed to protect it from exposure to fluctuations in exchange rates in respect of its transactions. Foreign currency forward contracts are not designated as cash flow hedges, fair value or net investment in a foreign operation, and they are signed for identity for which the Company exposure to foreign currency for transactions. These derivatives are not considered in hedge accounting. As of December 31, 2015 the fair value of the derivative instruments not designated as hedging was an asset of $34.4 thousands. The open transactions for those derivatives were in an amount of $21.4 million.

Cash flow hedges:

As of December 31, 2015, the Company held NIS/USD hedging contracts (cylinder contracts) designated as hedges of expected future salaries expenses and for expected future purchases from Israeli suppliers.

The main terms of these positions were set to match the terms of the hedged items. As of December 31, 2015 the fair value of the derivative instruments designated as hedge accounting was a liability of $0.5 thousands. The open transactions for those derivatives were in an amount of $4.8 million.

Cash flow hedges of the expected salaries expenses in December 31, 2015 was estimated as highly effective  and accordingly a net unrecognized loss was recorded in  other comprehensive income (loss) in the amount of $ one thousand.

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

The Company’s agreements with part of its employees are in accordance with section 14 of the Israeli Severance Pay Law. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Some of the employees are partly under Section 14 and partly under the defined benefit deposit.  The expenses for the defined benefit deposit  in 2015, 2014 and 2013 were $ 702 thousands, $ 453 thousands and $130 thousands,  respectively.

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

3.	Expenses recognized in comprehensive income (loss):

	Year Ended December 31,
	2015	2014	2013
	In thousands

Current service cost	$391	$455	$636
Interest expenses, net	18	23	24
Current service cost due to the transfer of real yield from the compensation component to the royalties component in executive insurance policies before 2004.	(10)	(9)	1
Total employee benefit expenses	$399	$469	$661

Actual (negative) return on plan assets	$(12)	$295	$250

The expenses are presented in the Statement of Comprehensive income (loss) as follows

	Year Ended December 31,
	2015	2014	2013
	In thousands

Cost of revenues	$209	$244	$450
Research and development	90	101	118
Selling and marketing	18	14	17
General and administrative	82	110	76

	$399	$469	$661

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 17: -	Employee Benefit Liabilities, NET (cont.)

4.	The plan assets (liabilities), net:

	December 31,
	2015	2014
	In thousands

Defined benefit obligation	$(5,425)	$(5,496)
Fair value of plan assets	4,638	4,774
Total liabilities, net	$(787)	$(722)

5.	Changes in the present value of defined benefit obligation

	2015	2014
	In thousands

Balance at January 1,	$5,496	$5,539

Interest costs	147	178
Current service cost	390	455
Benefits paid	(471)	(120)
Demographic assumptions	(7)	(5)
Financial assumptions	-	9
Currency Exchange	(130)	(560)
Balance at December 31,	$5,425	$5,496

6.	Plan assets

a)	Plan assets

Plan assets comprise assets held by a long-term employee benefit funds and qualifying insurance policies.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 17: -	Employee Benefit Liabilities, NET (cont.)

b)	Changes in the fair value of plan assets

	2015	2014
	In thousands

Balance at January 1,	$4,774	$4,712

Expected return	128	155
Contributions by employer	283	338
Benefits paid	(402)	(25)
Demographic assumptions	1	-
Financial assumptions	-	3
Current service cost due to the transfer of real yield from the compensation component to the royalties component in executive insurance policies before 2004.	10	9
Currency exchange	(156)	(418)

Balance at December 31,	$4,638	$4,774

7.	The principal assumptions underlying the defined benefit plan

	2015	2014	2013
	%

Discount rate of the plan liability	4.8	4	4.23

Future salary increases	4	4	4

The sensitivity analyses below have been determined based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period.

If the discount rate would be one percent higher (lower), the defined benefit obligation would decrease (increase) by $198 thousands ($294 thousands) if all other assumptions were held constant.

If the expected salary growth would increase by 1% the defined benefit obligation would increase by $273 thousands.

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

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 18: -    Contingent Liabilities and commitments

a.
On August 23, 2010, the Company entered into a collaboration agreement with Baxter Healthcare Corporation ("Baxter"), an international biopharmaceutical company traded on the New York Stock Exchange, and specializing, among other things, in the development, manufacture, marketing and sale of  pharmaceutical products. During 2015, Baxter has assigned all its rights under the collaboration agreement to Baxalta US Inc. ("Baxalta"). The collaboration agreement consists of three main agreements (1) the appointment of Baxalta as the sole distributer of the Company's AAT IV drug (" Glassia ") in the United States, Canada, Australia and New Zealand ("the Territory" and "the Distribution Agreement", respectively); (2) granting licenses to Baxalta for the use of the Company's knowhow and patents for the production, continued development and sale of Glassia  and other IV products by Baxalta ("the License Agreement") in the Territory and (3) an agreement to provide raw materials, produced by Baxalta, and used for the production of Glassia  ("the Raw Materials Supply Agreement"). Pursuant to the agreements, payments were set for the Company for meeting milestones at a total sum of $45 million, Glassia  purchases at a minimum sum of $ 60 million over the first five years from the signing of the distribution agreement and royalties at a sum of no less than $5 million per year, starting from the beginning of the sale of Glassia  produced by Baxalta in accordance with the License Agreement. Net sums received in advance were recorded as deferred revenues and are recognized as revenues according to the actual rate of sales, according to the sales forecast, in the Distribution Agreement period, which is currently expected to end by the end of 2018, with the start of production by Baxalta. Non-refundable revenues due to the achievement of milestones are recognized upon reaching the milestone.

In the case of clinical trials required in the Territory in connection with Glassia, the cost of these experiments apply to Baxalta and the Company will participate with such limited extent that may come, under certain conditions, up to $10 million over a period of several years.

According to the raw material supply agreement, which replaces a previous agreement between the parties, Baxalta undertook to provide the Company raw material used to produce the Glassia  and other products of the Company. Baxalta will provide the Company, free of charge, all the quantities of raw materials required by the Company for manufacturing the Glassia  sold to Baxalta for distribution by Baxalta accordance with the Distribution Agreement. In addition, Baxalta will provide raw material to the Company, for the development, production, sale and distribution of products by the Company.

The agreements expires in 2040, subject to the possibility of earlier termination due to events mentioned in the agreement.

Since 2013 and every year thereafter, the parties amended the license agreement and the distribution agreement by extending the period of minimum purchases of Glassia and the minimum purchase quantity.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 18: -    Contingent Liabilities and commitments (cont.)

The latest amendment to the license agreement and the distribution agreement entered into on October 16, 2015.

The amendment extended the period of minimum purchases of Glassia to a total of  eight years until 2018. The amendment increased the minimum revenue to $240 million compared with a minimum of $110 million in the original agreement executed in 2010.

In addition, the supply of Glassia  to Baxalta has been extended through 2018 and the transition to royalty payments for Glassia  produced by Baxalta is not expected to begin before 2019.

As of December 31, 2015, the Company received a total of $34.5 million for the achievement of part of the milestones and an advance in respect of the distribution agreement.

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

In August, 2012, the Company received non-refundable upfront payment for the first milestone in the agreement. This amount was recorded under deferred revenue and revenue is recognized on a straight line basis over the expected period of achieving the milestone.

c.
In accordance with the Law for the Encouragement of Industrial Research and Development, 1984, the Company received grants from the State of Israel for its research and development expenses, carried out pursuant to plans approved by the office of the Chief Scientist ("OCS"). In accordance with the letters of approval in question, the Company has undertaken to pay royalties to the OCS, calculated on the basis of the proceeds from the sale of products the Company took part in developing. The Company completed its obligation to pay royalties for active projects. The balance of the maximum sum of royalties for inactive projects, according to the Company's estimates, amounts to $ 469 thousands as of December 31, 2015. In April 2008, the Company filed a request to close inactive files, which was partially rejected by the OCS in September 2010, on grounds that the Company was making use of the knowhow accumulated in these files and it was required to pay royalties for certain products. During 2015 the Company paid  a total amount of $ 92 thousands for OCS royalty payment. As of December 31, 2105 there is no provision for the OCS.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 18: -    Contingent Liabilities and commitments (cont.)

d.	The Company has engaged in operating lease agreements for office and storage spaces. These agreements will expire between 2016 and 2017.

Minimum future lease fees for the office and storage spaces as of December 31, 2015 are as follows:

In thousands

2016	326
2017	82
408

e.	The Company has engaged in operating lease agreements for the vehicles in its possession. These agreements will expire between 2016 and 2018.

Minimum future lease fees for the existing vehicles as of December 31, 2015 are as follows:

In thousands
2016	428
2017	180
2018	28
636

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

g.
In August 2007, the Company entered into a long-term agreement with a multinational European company for the purchase of a raw material used for the development and manufacture of medicines at graded amounts and prices. In addition to the price paid by the Company for the raw material, the Company will pay the supplier an additional sum upon the sale of the product manufactured from the raw material in the territories set in the agreement, after receiving regulatory approvals. As of December 31, 2015, the regulatory approval was not yet received.

h.
On June 30, 2015 the Company’s shareholders approved the employment terms of Mr. Amir London in his position as the Company’s chief executive officer (“CEO”), effective as of July 1, 2015. Under the employment agreement, Mr. Amir London is entitled to a monthly gross salary of NIS 65,000 (or $16,658).

i.
On July 1, 2015 Mr. David Tsur, who had served as the Company’s CEO and as a Board member since the Company’s inception in 1990, was replaced by Mr. Amir London as the Company’s CEO and was appointed as the Active Deputy Chairman of the Board on a half-time basis, effective as of such date. Under the employment agreement, as amended, David Tsur is entitled to a monthly gross salary of NIS 45,000 (or $11,658) in addition to the cash consideration paid as a Board Member.

During 2014 the Company recorded $27 thousands, for bonus to Mr. Tsur. There was no record for bonus to Mr. Tsur in 2015.

j.
In October 2009, the Company entered into an agreement with a company specializing in administering clinical trials, Contract Research Organization ("CRO"), which will serve as CRO for the clinical trial (Phase II/III) in Europe for the inhaled AAT drug used for the treatment of AAT Deficiency. The study was extended in 2013 for an additional 12 months treatment for eligible patients. The total scope of payments to the CRO may reach $14.6 million, payable over the trial period, which was completed on December 14, 2014, and the additional results analysis over 2015. This amount was recorded in R&D expenses in accordance with its actual scope and progress rate. The payments  include payments made through the CRO to the trial sites and to the various service providers regarding the trial at sums and payment conditions set following negotiations between the CRO and those sites and suppliers, and which were approved in advance by the Company. As of December 31, 2015, the Company accrued a provision of $0.4 million.

In October 2013, the Company entered into an agreement with another CRO for its phase II clinical trial for treatment of AAT for newly diagnosed type one diabetes patients. The total scope of payment to the CRO may reach $5.6 million, payable over the trial period which was initially designed to last over four years, including payments to trial sites and various service providers in the trial The completion of the trial was accelerated during 2015 and the parties are negotiating an amendment to reflect the change to the trial.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 18: -	Contingent Liabilities and commitments (cont.)

In June 2013, the Company entered into an agreement with another CRO for its phase II clinical trial for the inhaled AAT drug used for the treatment of AAT deficiency. The total scope of payment to the CRO may reach $3.9 million, payable over the trial period which is expected to last over two years, including payments to trial sites and various service providers in the trial. In 2015, the parties agreed to increase the service fees for the CRO for additional services to be performed during the study, which is included in the scope mentioned above.

k.
On July 19, 2011, the Company signed a strategic collaboration agreement with an international pharmaceutical company in the area of clinical development, marketing and sales in the United States of a post exposure profilacsys for the prevention of rabies in human beings, KamRAB, which was developed, manufactured and marketed by the Company. According to the agreement, the partner shall bear all of the costs required to carry out the third stage clinical trial. It was agreed that the costs involved in registering the drug at the U.S. Food and Drug Administration (FDA) will be divided equally between the parties. As of December 31, 2015 the study was completed and it had met the trial’s primary endpoint. The Company expects to submit Biologics License Application (BLA) with the U.S. Food and Drug Administration (FDA) during 2016.

Note 19: -	Guarantees and charges

1.	In order to guarantee the rental payments for an office in Ness Ziona and other obligations, the Company provided bank guarantees as of December 31, 2015, in the amount of $ 174 thousands.

2.	As collateral for the Company’s loan in amount of NIS 770 thousands, the Company has pledged a specific asset which is the subject of this loan.

Note 20: -    Equity

a.	share capital

	December 31, 2015		December 31, 2014
	Authorized	Outstanding	Authorized	Outstanding
ordinary shares of NIS 1 par value	60,000,000	36,418,741	60,000,000	35,988,563

b.	Rights attached to Shares

Voting rights at the shareholders general meeting, rights to dividend, rights in case of liquidation of the Company and rights to nominate directors.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 20: -    Equity (cont.)

c.	Convertible debentures and share options

During 2015, and 2014, 430,178 and 35,133 share options, respectively, were exercised into 430,178 and 27,837 ordinary shares of NIS 1 par value each for consideration of $1,253 thousands and $83 thousands, respectively.

On December 1, 2015 the Company paid all the remaining of outstanding convertible debenture (Series C) of NIS 1 par value. In 2015 there were no conversions to ordinary shares.

Regarding options granted to employees, see Note 21 below.

d.	Capital management in the Company

The Company's goals in the management of its capital are to preserve capital ratios that will ensure stability and liquidity to support business activity and create maximum value for shareholders.

Note 21: -	Share-Based Payment

a.	Expense recognized in the financial statements

The share based payment expense that was recognized for services received from employees and directors is presented in the following table:

	For the Year Ended December 31
	2015	2014	2013
	In thousands
Cost of revenues	$564	$1,136	$406
Research and development	390	725	115
Selling and marketing	98	178	27
General and administrative	855	1,712	779
Total share-based payment	$1,907	$3,751	$1,327

On July 24, 2011, the Company's Board of Directors approved a new unlisted Options Plan ("2011 Option Plan "). Options are generally vesting during a four-year period following the date of the grant in 13 installments: 25% of the options vest on the first anniversary of the grant date and 6.25% options vest at the end of each quarter thereafter.

On November 14, 2013 the Company Board of Directors approved an increase of the renewing pool of shares allocated for grant under the 2011 option plan to a total of 1,185,000 shares.

On April 27, 2015 the Company Board of Directors approved an increase to the renewing pool of shares allocated for grant under the 2011 option plan to a total of 645,000 shares.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 21:      Share-Based Payment (CONT.)

b.	Option granted to the Company's Chief Executive Officer ("CEO")

On April 27, 2015, the Company's Board of Directors approved the grant, for no consideration, of 120,000 options to the CEO, exercisable into 120,000 ordinary shares at an exercise price of NIS 18.74. The fair value of the options was estimated at $176 thousands.

c.	Option granted to the Company's Deputy Chairman of the Board of Directors (the former CEO)

1.
On December 11, 2012, the Company's board of directors approved a grant of 120,000 options to the Company’s former CEO to purchase 120,000 ordinary Company shares of NIS 1 par value each. The options were subject to the approval of the general shareholders meeting.

On April 9, 2013, the Company's board of directors modified certain terms of the options granted to the Company’s former CEO on December 11, 2012, by increasing the number of options granted from 120,000 to 150,000 and by changing the exercise price to NIS 41.47. The options are vested as follows: (1) 25% - at the end of the first year from the IPO; (2) 75% - over a period of three years, on a quarterly basis, after the vesting of the first 25% options. On May 26, 2013 ("the Grant Date"), the Company's general shareholders meeting approved the grant of the options to the Company's former CEO.

The fair value of the options was estimated at $ 625 thousands according a calculation formula based on the Binominal Model.

2.
On November 14, 2013 the Company's Board of Directors approved the grant, for no consideration, of 150,000 options to the former CEO, exercisable into 150,000 ordinary shares at an exercise price of NIS 56.94. On January 28, 2014, the Company's general shareholders meeting approved the grant of the options to the Company's former CEO. The fair value of the options was estimated at $896 thousands.

d.	Employees options

1.
During 2013, 2014 and 2015 the Company's Board of Directors approved the grant, for no consideration, of 732,850, 20,000 and 356,075 options, respectively to employees. The fair value of the options was estimated at $3,415 thousands, $140 thousands and $749 thousands, respectively.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 21:      Share-Based Payment (CONT.)

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

According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $ 442 thousands.

e.	Directors options

On April 27, 2015 the Company's Board of Directors approved the grant, for no consideration, of 25,000 options to the directors of the Company exercisable into 25,000 ordinary shares at an exercise price of NIS 18.74. On June 30, 2015, the Company's general shareholders meeting approved the grant of the options to the Company's directors. The fair value of the options was estimated at $37 thousands.

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

f.	Consultants options

On April 27, 2015 the Company's Board of Directors approved the grant, for no consideration, of 3,000 options to two consultants of the Company exercisable into 3,000 ordinary shares at an exercise price of NIS 18.74. The fair value of the options was estimated at $4 thousands.

g.	During 2015, 430,178 options were exercised by employees to 430,178 ordinary shares of NIS 1 par value, in consideration of $1,253 thousands.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 21:      Share-Based Payment (CONT.)

Change during the Year

The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee and service provider option plans during the year:

	2015		2014		2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In NIS		In NIS		In NIS

Outstanding at beginning of year	2,396,891	37.98	2,471,507	37.53	1,674,781	20.55
Granted	504,075	18.28	20,000	54.68	1,102,850	56.00
Exercised	(430,178)	11.18	(35,133)	15.20	(262,773)	25.28
Forfeited	(189,295)	34.94	(59,483)	38.63	(43,351)	25.28

Outstanding at end of year	2,281,493	38.96	2,396,891	37.98	2,471,507	37.53
Exercisable at end of year	1,182,417	40.39	1,276,920	27.67	797,015	16.80
The weighted average remaining contractual life for the share options		4.15		3.84		4.88

The range of exercise prices for share options outstanding as of December 31, 2014 and 2015 were NIS 18- NIS 57.

Measurement of the fair value of equity-settled share options

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options since the options were granted to employees.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan:

	2015	2014	2013
Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	42-64	30-50	29-53
Risk-free interest rate (%)	0.07 – 2.04	0.92 – 3.24	0.88 – 3.18
Contractual term of up to (years)	6.5	6.5	6.5
Exercise multiple	2	2	1.75-2
Weighted average share prices (NIS)	17.17	55.08	49.7
Expected average forfeiture rate (%)	0-5	0-5	0-5

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

NOTE 22: -	TAXES ON INCOME

a.	Tax laws applicable to the Company

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

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

NOTE 22: -	TAXES ON INCOME (CONT.)

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

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

NOTE 22: -	TAXES ON INCOME (CONT.)

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

Percent of		Reduced Tax Period	Tax Exemption Period
Foreign Ownership	Rate of Reduced Tax
0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

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

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

NOTE 22: -	TAXES ON INCOME (CONT.)

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

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period.  The uniform corporate tax rate will be 12.5% elsewhere in Israel (in development area A - 7%).

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), which consists of Amendment 71 to the Encouragement Law ("the Amendment"). According to the Amendment, the tax rate on preferred income from a preferred enterprise in 2014 and onwards will be 16% (in development area A - 9%).

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20% from 2014 and onwards (or a reduced rate under an applicable double tax treaty). Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company believes that it will not apply the Amendment. Accordingly, the Company has not adjusted its deferred tax balances as of December 31, 2015. The Company may change its position in the future.

b.	Tax rates applicable to the Company

The Israeli corporate tax rate was 26.5% in 2015 and 2014 (25% in 2013). Commencing January 1, 2016 the Israeli corporate tax rate decreased to 25%.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%, effective of January 1, 2016.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

NOTE 22: -	TAXES ON INCOME(CONT.)

c.	Tax assessments

1.	Final tax assessments

The Company received final tax assessments through 2003.

2.
Tax assessments in dispute

During 2010, the Company has received assessments made according to the best possible judgment for tax years 2004-2006 to the amount of approximately $ 5 million (including accumulated interest and linkage differentials), for which the Company has filed a reservation. In January 2012, the Company was issued a tax payment order for these years in accordance with section 152b of the Ordinance to the amount of approximately $ 4 million (including accumulated interest and linkage differentials). The Company has appealed the assessment in question in court. The Company estimates that the provision recognized in the financial statements covers its exposure with respect to the  above disputed tax assessment.

d.	Carry forward losses for tax purposes and other temporary differences

As of December 31, 2015, the Company has carry forward losses and other temporary differences in the amount of $ 85.5 million.

e.	Deferred taxes:

The Company did not recognize deferred tax assets for carry forward losses and other temporary differences, because their utilization in the foreseeable future is not probable.

f.	Current taxes on income

There are no taxes on income in the profit or loss of 2015.

g.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in profit or loss, does not provide significant information and therefore was not presented.

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 23: -	Supplementary Information to the Statements of Comprehensive loss

		Year Ended December 31,
		2015	2014	2013
		In thousands
a.	Additional information about revenues

	Revenues from major customers each of whom amount to 10% or more, of total revenues

	Customer A – Proprietary products	$26,032	$26,606	$28,376
	Customer B – Proprietary products and Distribution Segment	10,306	12,352	8,747

		$36,338	$38,958	$37,123

Revenues based on the location of the customers, are as follows:

	Year Ended December 31,
	2015	2014	2013
	In thousands

Israel	$30,624	$32,040	$26,280
U.S.A.	26,559	26,001	28,805
Europe	3,223	5,265	6,737
Latin America	6,036	5,121	5,943
Asia	2,900	2,120	2,856
Others	564	518	2

	$69,906	$71,065	$70,623

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 23: -	Supplementary Information to the Statements of Comprehensive loss (cont.)

			Year Ended
			December 31,
		2015	2014	2013
		In thousands

b.	Cost of goods sold

	Cost of materials	$41,571	$42,265	$35,334
	Salary and related expenses	11,136	12,026	10,425
	Depreciation and amortization	2,383	2,019	2,245
	Other manufacturing expenses	(47)	(306)	588

		55,043	56,004	48,592
	Decrease (increase) in inventories	(935)	19	(4,376)
		$54,108	$56,023	$44,216
c.	Research and development

	Salary and related expenses	$3,737	$3,852	$3,877
	Subcontractors	8,002	6,593	6,072
	Materials	117	185	94
	Allocation of facility cost	3,269	4,102	1,752
	Others	1,405	1,298	950

		$16,530	$16,030	$12,745
d.	Selling and marketing

	Salary and related expenses	$1,166	$1,033	$546
	Marketing support	368	106	110
	Packing, shipping and delivery	454	403	355
	Marketing and advertising	560	352	243
	Registration and marketing fees	794	785	745
	Others	310	219	101

		$3,652	$2,898	$2,100

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 23: -	Supplementary Information to the Statements of Comprehensive loss (cont.)

		Year Ended December 31,
		2015	2014		2013
		In thousands
e.	General and administrative

	Salary and related expenses (1)	$2,665		$3,244		$3,824
	Professional fees	1,482		1,796		992
	Depreciation and amortization	524		455		444
	Bad debt expenses, net	-		(53)		483
	Others	2,369		2,151		2,119
		$7,040		$7,593		$7,862

	(1) The Company incurred in 2013, $ 1,400 thousands of one-time management compensation expense related to the IPO.

f.	Financial incomes and expenses

	Financial incomes
	Interest income and gains from marketable securities	$463	$	*404	$	*278

	Financial expenses
	Interest and amortization from debentures	$731		$1,954		$3,089
	Fees paid to financial institutions	111		109		32
	Others	92		23		21
		$934		$2,086		$3,142

*Reclassified

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 24: -	Income (Loss) per Share

a.	Details of the number of shares and income (loss) used in the computation of income (loss) per share

	Year Ended December 31,
	2015		2014		2013
	Weighted Number of Shares	Loss Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company
		In thousands		In thousands		In thousands

For the computation of basic income ( loss)	36,245,813	$(11,270)	35,971,335	$(13,213)	32,714,631	$443

Effect of potential dilutive ordinary shares	-	-	-	-	671,020	-

For the computation of diluted income (loss)	36,245,813	$(11,270)	35,971,335	$(13,213)	33,385,651	$443

b.	The computation of the diluted income per share in 2015, did not take into account the convertible debentures and the options due to their antidilutive effect.

Note 25: -	Operating Segments

a.	General

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker ("CODM") to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services of the business units and has two operating segments as follows:

Proprietary Products	Development, manufacture and sale of plasma-derived therapeutics products.

Distribution	Distribution of drugs in Israel manufacture by other companies, most of which are produced from plasma or its derivatives products.

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

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 25: -	Operating Segments (cont.)

The segment liabilities do not include loans and financial liabilities as these liabilities are managed on a group basis.

Capital expenditures consist of additions to Property, plant and equipment and intangible assets.

d.	Reporting on operating segments

	Proprietary Products	Distribution	Total
	In thousands

Year Ended December 31, 2015

Revenues	$42,952	$26,954	$69,906

Gross profit	$12,484	$3,314	$15,798

Unallocated corporate expenses			(27,222)
Finance income, net			154

Loss before taxes on income			$(11,270)

	Proprietary Products	Distribution	Total
	In thousands

Year Ended December 31, 2014

Revenues	$44,389	$26,676	$71,065

Gross profit	$11,772	$3,270	$15,042

Unallocated corporate expenses			(26,521)
Finance expenses, net			(1,682)

Loss before taxes on income			$(13,161)

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 25: -	Operating Segments (cont.)

	Proprietary Products	Distribution	Total
	In thousands

Year Ended December 31, 2013

Revenues	$50,658	$19,965	$70,623

Gross profit	$23,554	$2,853	$26,407

Unallocated corporate expenses			(22,707)
Finance expenses, net			(3,233)

Income before taxes on income			$467

e.	Revenues reported in the financial statements for a group of similar products in the Proprietary Product segment:

	Year ended December 31,
	2015	2014	2013
	In thousands
Plasma derived products	$41,739	$43,206	$48,484
Others	1,213	1,183	2,174

	$42,952	$44,389	$50,658

Note 26: -	Balances and Transactions with Related Parties

a.	Balances with related parties
Related Parties
In thousands
December 31, 2015

Other accounts payables	$291
Employee benefit liabilities, net	$151
Trade receivable	$1,446

December 31, 2014

Other accounts payables	$297
Employee benefit liabilities, net	$187
Trade receivable	$648

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 26: -	Balances and Transactions With Related Parties (cont.)

b.	Benefits to related parties

	Year Ended December 31,
	2015	2014
	In thousands

Salary and related expenses to those employed by the Company or on its behalf	$800	$1,316

Salary of directors not employed by the Company or on its behalf	$189	$269

Number of People to whom the Salary and Benefits Refer

Related and related parties employed by the Company or on its behalf	2	2
Directors not employed by the Company	3	2

	5	4

c.	Benefits to key executive personnel (including non-related parties)

	Year Ended December 31,
	2015	2014	2013
	In thousands

Short-term benefits	$2,144	$2,064	$2,884
Share-based payment	650	1,165	617
Other long-term benefits	61	(8)	5

	$2,855	$3,221	$3,506

d.	Transactions with related parties

Year Ended December 31, 2015

	Controlling Shareholder	Related Parties
	In thousands

Sales	$-	$2,795
Selling and marketing expenses	$-	$114
General and administrative expenses	$-	$526

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 26: -	Balances and Transactions With Related Parties (cont.)

Year Ended December 31, 2014

	Controlling Shareholder	Related Parties
	In thousands

Sales	$-	$1,158
Selling and marketing expenses	$-	$120
General and administrative expenses	$-	$1,466

Year Ended December 31, 2013*

Sales	$-	$453
Selling and marketing expenses	$-	$110
General and administrative expenses	$-	$2,037

 * In addition, amount of $167 thousand was charged to equity as part of issuance expense.

e.	Revenues and Expenses from Related and Interested Parties

Terms of Transactions with Related Parties

Sales to related parties are conducted at market prices. Balances that have yet to be repaid by the end of the year are not guaranteed, bear no interest and their settlement will be in cash. No guarantees were received or given for sums receivable or payable. For the years ended December 31, 2015, 2014 and 2013, the Company recorded no allowance for doubtful accounts for sums receivable from related parties.

1.
On May 26, 2011, the Company announced its engagement in an amended agreement that revises and replaces the distribution agreement signed in 2001 between the Company and Tuteur SACIFIA, a company registered in Argentina, currently under the control of Hahn family. The amendment to the agreement was made as an arm’s length transaction.

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

2.
One of the Company’s directors, Reuven Behar, is a partner of Fischer Behar Chen Well Orion Co., the Company’s external legal counsel. Fees attributed to Fischer Behar Chen Well Orion Co. are included in the tables above.

3.
On July 29, 2015 the Company’s Board of Directors approved to engage Khairi S.A. (“Khairi”), a company that is held, inter alia, by Mr. Leon Recanati, the Chairman of our board of directors, Mr. Jonathan Hahn, a director in the company and his siblings and Mr. Reuven Behar, a director in the company, who serves as the chairman of the board of directors of Khairi, in a distribution agreement, for the distribution of Glassia and KamRho(D) in Uruguay. This distribution agreement with Khairi will be an arm’s length transaction. This distribution agreement will be based on the terms of the distribution agreement signed with Tuteur and is currently under negotiation.