Form 20-F
period 2016-12-31
KAMADA LTD
filed 2017-03-01
CIK 1567529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

State of Israel
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

As of December 31, 2016, the Registrant had 36,447,175 Ordinary Shares outstanding (excluding treasury shares).

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

☒   Yes   ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐    Accelerated filer   ☐   Non-accelerated filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financing Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

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

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but without limitation, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•
our expectation that the number of patients treated by our product "Glassia" will double by 2018 compared to the number of patients in 2014 and that our revenues will grow by approximately 30% by 2017 compared to our revenues for 2016 and that we will achieve our revenue goal of $100 million by 2017;

•
our belief that our relationships with our strategic partners will lead to increased revenues and other benefits in the future and that such relationships, including with Shire plc. (“Shire”), will continue without disruption;

•	our expectation that the minimum aggregate revenue for Glassia for the years 2017 to 2020 under our agreement with Shire will reach approximately $237 million;

•	our ability to procure adequate quantities of plasma and fraction IV which are acceptable for use in our manufacturing processes from our suppliers;

•	our ability to maintain compliance with government regulations and licenses;

•	our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates;

•	our belief that the market opportunity for Alpha-1 Antitrypsin (“AAT”) products will grow;

•
the various uses of AAT products to potentially be effective against various diseases, including GvHD, type-1 diabetes and lung transplantations, as well as its ability to be used in connection with cystic fibrosis and bronchiectasis;

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

•
our anticipation that we will receive marketing authorization for our inhaled formulation of AAT for treatment of AAT deficiency (“Inhaled AAT for AATD") from the European Medicines Agency (the “EMA”) by the fourth quarter of 2017 and launch Inhaled AAT for AATD in 2018 in Europe;

•
our ability to receive marketing authorization for and to launch our KamRAB product for Prophylaxis treatment of rabies disease with the U.S. Food and Drug Administration (the “FDA”) in the United States in 2017;

•	our anticipation to discuss and identify with the FDA, in the first half of 2017, the clinical and regulatory pathway for registration in the United States of our Inhaled AAT for AATD;

•	our plan to further develop the GvHD indication including initiation of a Phase II/III study in 2017 in Europe;

•	our expectation that we will receive topline results from our clinical trial of AAT by intravenous for the treatment of newly diagnosed Type-1 diabetes in the second half of 2017;

•	our plan to further develop our recombinant AAT products;

•	our expectations regarding the timing of the beginning of the production of Glassia by Shire;

•	our anticipation that we will generate higher revenues as we diversify our revenue base by increasing the number of products we offer;

•	our expectations regarding the future breakdown of our segments by revenue;

•	our expectations regarding the potential actions or inactions of existing and potential competitors of our products;

•	legislation or regulation in countries where we sell our products that affect product pricing, reimbursement, access or distribution channels;

•	the impact of geographic and product mix on our total revenues and gross profit;

•	our ability to obtain and maintain protection for the intellectual property relating to or incorporated into our technology and products; and

•	the impact of our research and development expenses as we continue developing product candidates.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which may not be predictable or within our control. Actual results may differ materially from expected results. See the sections “Item 3. Key Information — D. Risk Factors” and “Item 5. Operating and Financial Review and Prospectus”, as well as elsewhere in this Annual Report, for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

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

The audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 in this Annual Report have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.845, the exchange rate published by the Bank of Israel as of December 31, 2016.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table summarizes our consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2016, 2015 and 2014 and the consolidated balance sheets data as of December 31, 2016 and 2015 from our audited consolidated financial statements included elsewhere in this Annual Report. We have derived the summary consolidated statements of operations data for the years ended December 31, 2013 and 2012 and the summary consolidated balance sheet data as of December 31, 2014, 2013 and 2012 from our audited consolidated financial statements not included in this Annual Report.

We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those summary consolidated statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year.

The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes, as well as the section entitled “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues from Proprietary Products	$55,958	$42,952	$44,389	$50,658	$46,445
Revenues from Distribution	21,536	26,954	26,676	19,965	26,230
Total revenues	77,494	69,906	71,065	70,623	72,675

Cost of revenues from Proprietary Products	37,433	30,468	32,617	27,104	26,911
Cost of revenues from Distribution	18,411	23,640	23,406	17,112	23,071
Total cost of revenues	55,844	54,108	56,023	44,216	49,982
Gross profit	21,650	15,798	15,042	26,407	22,693
Research and development expenses	16,245	16,530	16,030	12,745	11,821
Selling and marketing expenses	3,243	3,652	2,898	2,100	1,853
General and administrative expenses	7,643	7,040	7,593	7,862	4,781
Operating income (loss)	(5,481)	(11,424)	(11,479)	3,700	4,238
Financial income	469	463	404	278	578
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net	127	625	-	(369)	(100)
Income (expense) in respect of revaluation of warrants to fair value	-	-	-	-	(576)

Financial expense	(126)	(934)	(2,086)	(3,142)	(3,357)
Income (loss) before taxes on income	(5,011)	(11,270)	(13,161)	467	783
Taxes on income	1,722	-	52	24	523
Net income (loss)	(6,733)	$(11,270)	$(13,213)	$443	$260
Income (loss) attributable to equity holders	(6,733)	$(11,270)	$(13,213)	$443	$260
Income (loss) per share attributable to equity holders:
Basic	$(0.18)	$(0.31)	$(0.37)	$0.01	$0.01
Diluted	$(0.18)	$(0.31)	$(0.37)	$0.01	$0.01
Weighted-average number of ordinary shares used to compute income (loss) per share attributable to equity holders:
Basic	36,418,833	36,245,813	35,971,335	32,714,631	28,078,996
Diluted	36,418,833	36,245,813	35,971,335	33,385,651	28,686,636

Consolidated Statements of Cash Flows:
Cash flows from operating activities	$1,897	$(13,979)	$(9,918)	$(3,854)	$(8,262)
Cash flows from investing activities	1,637	11,253	(26,819)	(3,903)	(2,432)
Cash flows from financing activities	1,490	(6,355)	(7,640)	49,208	2,966

Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term investments	$28,632	$28,306	$51,896	$74,177	$33,795
Trade receivables	19,788	23,071	17,514	17,882	13,861
Working capital (1)	49,871	57,655	66,206	85,108	40,651
Total assets	99,696	101,992	119,140	139,379	89,114
Total liabilities	32,953	29,485	38,723	49,409	60,721
Total shareholders’ equity	66,743	72,507	80,417	89,970	28,393

Other Data:
Adjusted net income (loss)(2) (3)	$(5,663)	$(9,363)	$(9,462)	$9,414	$2,103
Adjusted EBITDA(2)	$(909)	$(6,290)	$(4,940)	$3,156	$8,549
____________
(1)	Working capital is defined as total current assets minus total current liabilities.

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

The following tables set forth adjusted net income (loss) and adjusted EBITDA and also reconcile these figures to the IFRS measure net income (loss):

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Net income (loss)	$(6,733)	$(11,270)	$(13,213)	$443	$260
Non-cash share-based compensation expenses	1,071	1,907	3,751	1,327	1,267
One-time management compensation payment	-	-	-	1,386	-
Expense (income) in respect of revaluation of warrants to fair value	-	-	-	-	576
Adjusted net income (loss)	$(5,663)	$(9,363)	$(9,462)	$3,156	$2,103

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Net income (loss)	$(6,733)	$(11,270)	$(13,213)	$443	$260
Income tax expense	1,722	-	52	24	523
Financial expense, net	(343)	471	1,682	2,864	2,779
Depreciation and amortization expense	3,501	3,227	2,788	3,001	3,044
Non-cash share-based compensation expenses	1,071	1,907	3,751	1,327	1,267
Income (expense) in respect of translation differences and derivatives instruments, net	(127)	(625)	-	369	100
Expense (income) in respect of revaluation of warrants fair value	-	-	-	-	576
One-time management compensation payment	-	-	-	1,386	-
Adjusted EBITDA	$(909)	$(6,290)	$(4,940)	$9,414	$8,549

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

We rely heavily upon the sales of our AAT intravenous product, Glassia. Revenue from our intravenous AAT deficiency (“AATD”) products comprised approximately 56%, 43%, and 42% of our total revenues for the years ended December 31, 2016, 2015 and 2014 respectively. If Glassia were to lose significant sales, or was substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if Glassia were to become the subject of litigation and/or an adverse governmental ruling requiring us to cease the manufacturing, export or sales of Glassia, our business would be adversely affected.

 We have a partnership arrangement with Shire. Shire is a Jersey-registered, Irish-headquartered, originating in the United Kingdom, global specialty biopharmaceutical public company listed on the Nasdaq and London Stock Exchanges. The partnership agreement was originally executed in 2010 with Baxter International Inc. ("Baxter").  During 2015, Baxter assigned all its rights under the partnership agreement to Baxalta US Inc. ("Baxalta"), an independent public company which spun- off from Baxter. In 2016, Shire has completed the acquisition of Baxalta, and as a result, all Baxalta's rights under the partnership agreement have been assigned to Shire. Pursuant to such partnership arrangement, Shire is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand. Revenue derived from our partnership with Shire, which consists of sales of Glassia and milestone revenue, accounted for approximately 52%, 37% and 36% of our total revenues in the years ended December 31, 2016, 2015 and 2014, respectively. Additionally, we depend upon Shire for the supply of fraction IV plasma for our production of Glassia to be sold in the United States. If our relationship with Shire were to deteriorate, or if Shire’s sales of Glassia were to decline, our business would be adversely affected.  See “—In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.”

We rely heavily upon sales from the United States, which comprised approximately 52%, 38% and 37% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. If our U.S. sales were significantly impacted by either material changes to government or private payor reimbursement, by other regulatory developments, by competition or other factors, then our business would be adversely affected.

In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.

Pursuant to our partnership arrangement with Shire, Shire is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand. Sales to Shire accounted for approximately 52%, 37% and 36% of our total revenues in the years ended December 31, 2016, 2015 and 2014, respectively. We also depend upon Shire for the supply of fraction IV plasma for our production of Glassia to be sold in the United States. See “—We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements.”

Currently, revenue derived from our relationship with Shire consists of sales of Glassia, which we incur cost of revenues to produce, and milestone revenue. Pursuant to the Exclusive Manufacturing, Supply and Distribution Agreement, as amended, after 2020, Shire has no obligation to purchase a minimum amount of Glassia; however, Shire’s failure to purchase a specified minimum quantity of Glassia over a period of 24 consecutive months beginning in 2016 until the expiration of the agreement, provides us with the right to terminate the agreement. Additionally, Shire is not expected to begin producing Glassia itself before 2021 at the earliest, at which point it will pay us royalties. While we would generate higher margins from royalties, as we would not incur cost of revenues, we will receive lower revenues per unit sold. We plan to replace that revenue by producing other products, including for sales in Europe, and through increases in the volume of units sold. If we cannot obtain regulatory approval for such other products and make such sales in Europe or were unable to increase sales of our other products generally, our revenues would be adversely impacted, and our operating results would be adversely impacted as we would continue to incur fixed costs relating to our manufacturing facility. If our relationship with Shire were to deteriorate, our sales through this channel and our supply of fraction IV could be adversely affected.

In addition, for Inhaled AAT for AATD, we intend to rely on our relationship with Chiesi Farmaceutici (“Chiesi”) for the distribution of such product in Europe and to obtain reimbursement for such product in Europe and we rely on PARI GmbH (“PARI”) for the supply of the custom-designed nebulizer through which Inhaled AAT is administered. Chiesi’s failure to adequately distribute or obtain reimbursement, or failure of PARI to supply the custom-designed nebulizer, would have a material adverse effect on our expected profitability from sales of Inhaled AAT for AATD in Europe.

If we fail to maintain our relationship with Shire or Chiesi, we could face significant costs in finding a replacement distributor for the markets Shire and Chiesi serve for Glassia and Inhaled AAT for AATD, respectively, and a replacement supplier of fraction IV for Glassia. Delays in establishing a relationship with a new distributor and supplier could lead to a decrease in our sales and a deterioration in our market share compared to one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

If we are unable to successfully introduce new products and indications or fail to keep pace with advances in technology, our business, financial condition and results of operations may be adversely affected.

We operate in highly innovative businesses. We currently rely on sales of Glassia for the treatment of AATD for a significant portion of our total revenues. However, our continued growth depends in large part on our ability to develop and obtain regulatory approvals of new products, new enhancements and/or new indications for our products and product candidates. In particular, obtaining marketing approval of our Inhaled AAT for AATD from the EMA is critical to our business plan. However, obtaining regulatory approval in any jurisdiction, including from the EMA or the FDA, involves significant uncertainty and may be time consuming and require significant expenditures. See “—Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results.” We have experienced delays at various stages of obtaining regulatory approval in the past, and failure to obtain regulatory approval of the Inhaled AAT for AATD product or of any of our other product candidates or additional indications in a timely manner or at all, would materially adversely impact our business prospects. See also “We may not be able to commercialize our product candidates in development for numerous reasons.”

The development of innovative products and technologies that improve efficacy, safety, patients’ and clinicians’ ease of use and cost-effectiveness, involve significant technical and business risks. The success of new product offerings will depend on many factors, including our ability to properly anticipate and satisfy customer needs, adapt to new technologies, obtain regulatory approvals on a timely basis, demonstrate satisfactory clinical results, manufacture products in an economic and timely manner, engage qualified distributors for different territories and establish our sales force to sell our products, and differentiate our products from those of our competitors and establish our sales force to sell our products. If we cannot successfully introduce new products, adapt to changing technologies or anticipate changes in our current and potential customers’ requirements, our products may become obsolete and our business could suffer.

Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results.

We must invest increasingly significant resources to develop specialty products through our own efforts and through collaboration with third parties in the form of partnerships or otherwise. The development of specialty pharmaceutical products involves high-level processes and expertise and carries a significant risk of failure. For example, the time from the pre-clinical phase to the commercial launch of a specialty pharmaceutical product can be 15 years or longer, and involves multiple stages: not only intensive preclinical and clinical testing, but also highly complex, lengthy and expensive regulatory approval processes, which can vary from country to country. The longer it takes to develop a pharmaceutical product, the longer it may take for us to recover our development costs and generate profits, and, depending on various factors, we may not be able to ever recover such costs or generate profits.

During each stage of development, we may encounter obstacles that delay the development process and increase expenses, leading to significant risks that we will not achieve our goals and may be forced to abandon a potential product in which we have invested substantial amounts of time and money. These obstacles may include the following: preclinical-study failures; difficulty in enrolling patients in clinical trials; delays in completing formulation and other work needed to support an application for approval; adverse reactions or other safety concerns arising during clinical testing; insufficient clinical trial data to support the safety or efficacy of a product candidate; other failures to obtain, or delays in obtaining, the required regulatory approvals for a product candidate or the facilities in which a product candidate is manufactured; regulatory restrictions which may delay or block market penetration and the failure to obtain sufficient intellectual property rights for our products.

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

We rely on third parties to conduct our preclinical and clinical trials. The failure of these third parties to successfully carry out their contractual duties or meet expected deadlines could substantially harm our business because we may not obtain regulatory approval for, or commercialize, our product candidates in a timely manner or at all.

We rely upon third-party contractors, such as university researchers, physicians and contract research organizations (“CROs”), to conduct, monitor and manage data for our current and future preclinical and clinical programs. We expect to continue to rely on these parties for execution of our preclinical and clinical trials, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on such third-party contractors does not relieve us of our regulatory responsibilities. With respect to clinical trials, we and our CROs are required to comply with current Good Clinical Practices ("GCP"), which are regulations and guidelines enforced by the FDA, the EMA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements.

These third-party contractors are not our employees, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical programs, and except for remedies available to us under our agreements with such third-party contractors, we may be unable to recover losses that result from any inadequate work on such programs. If such third-party contractors do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our development efforts and clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed. To the extent we are unable to successfully identify and manage the performance of such third-party contractors in the future, our business may be adversely affected.

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

We cannot provide assurance that any products we may seek to develop or are currently developing, such as Inhaled AAT for AATD, will ever be successfully commercialized. If such products are not eventually commercialized, the significant expense and lack of associated revenue could materially adversely affect our business.

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

Our ability to continue manufacturing and distributing our plasma-derived protein therapeutics depends on our continued adherence to current Good Manufacturing Practice regulations.

The manufacturing processes for our products are governed by detailed written procedures and regulations that set forth current Good Manufacturing Practice standards (“cGMP”) requirements for blood products, including plasma and plasma derivative products. Failure to adhere to established procedures or regulations, or to meet a specification set forth in cGMP requirements, could require that a product or material be rejected and destroyed. There are relatively few opportunities for us to rework, reprocess or salvage nonconforming materials or products. Our manufacturing processes and facilities are not currently approved by the EMA, and we will need to obtain such approval prior to beginning manufacture of products (including Inhaled AAT for AATD) to be marketed and sold in Europe. Any failure in cGMP inspection will affect marketing in other territories, including the U.S. and Israel.

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

In addition, the use of our plasma-derived protein therapeutics may be associated with serious and unexpected side effects, or with less serious reactions at a greater than expected frequency. This may be especially true when our products are used in critically ill patient populations. When these unexpected events are reported to us, we typically make a thorough investigation to determine causality and implications for product safety. These events must also be specifically reported to the applicable regulatory authorities, and in some cases, also to the public by media channels. If our evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with one of our products, we would be obligated to withdraw the impacted lot or lots of that product or, in certain cases, to withdraw the product entirely. Furthermore, it is possible that an unexpected side effect caused by a product could be recognized only after extensive use of the product, which could expose us to product liability risks, enforcement action by regulatory authorities and damage to our reputation.

We are subject to a number of existing laws and regulations in multiple jurisdictions, non-compliance with which could adversely affect our business, financial condition and results of operations, and we are susceptible to a changing regulatory environment, which could increase our compliance costs or reduce profit margins.

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by the FDA and similar authorities in other jurisdictions, including the EMA and the regulatory authorities in Israel. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of the FDA or similar authorities in other jurisdictions, including a failed inspection or a failure in our reporting system for adverse effects of our products experienced by the users of our products, or any other non-compliance could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, import or export restrictions, refusal of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. In addition, we rely to a large extent on Shire for purposes of most of our regulatory compliance for Glassia and product development and approvals in the United States relating to Glassia. Any failure by Shire to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect us. If our relationship with Shire terminated for any reason, we may be unable to maintain regulatory compliance on a cost-effective basis, if at all. Any of these actions could cause direct liabilities, a loss in our ability to market Glassia, or a loss of customer confidence in us or Glassia, which could materially adversely affect our sales, future revenues, reputation, and results of operations. Similarly, we rely on other third-party vendors, for example, in the production, handling, and distributions of Glassia.  If any of these companies incur enforcement action from regulatory authorities due to noncompliance, this could negatively affect product sales, our reputation and results of operations.

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

Our products that generate the majority of our revenues depend on our access to U.S. or European source plasma or its derivative, fraction IV. Our plasma and fraction IV are purchased from third-party licensed suppliers, which are also responsible for the fractionation process, pursuant to multiple purchase agreements. We have entered into a number of plasma supply agreements with various third parties in the United States and Europe, some of which are also strategic partners in the distribution of our proprietary products. These agreements contain various termination provisions, including upon a material breach of either party, force majeure and, with respect to supply agreements with strategic partners, the failure or delay on the part of either party to obtain the applicable regulatory approvals or the termination of the principal strategic relationship. If we are unable to obtain adequate quantities of source plasma or fraction IV approved by the FDA, the EMA or the regulatory authorities in Israel from these providers, we may be unable to find an alternative cost-effective source.

In order for plasma and fraction IV to be used in the manufacturing of our plasma-derived protein therapeutics, the individual centers at which the plasma is collected must be licensed and approved by the relevant regulatory authorities, such as the FDA or the EMA. When a new plasma collection center is opened, and on an ongoing basis after its licensure, it must be inspected by the FDA and the EMA and the regulatory authorities in Israel for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being licensed or lead to the suspension or revocation of an existing license. If we or relevant regulatory authorities determine that a plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which may impact on our ability to timely meet our manufacturing and supply obligations. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted, such as through product destruction or rework. Consequently, we could experience significant inventory impairment provisions and write-offs, which could adversely affect our business and financial results.

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

When a new product is approved, the FDA or other regulatory authorities may require post-approval clinical trials, sometimes called Phase IV clinical trials. For example, the FDA has required that we conduct Phase IV clinical trials of Glassia, which began in 2015. The trials are aimed at collecting additional safety data, such as the immune response in the body of a human or animal, commonly referred to as immunogenicity, viral transmission, levels of the protein in the lung, or epithelial lining fluid, and certain efficacy endpoints requested by the FDA. If the results of such trials are unfavorable and demonstrate a previously undetected risk or provide new information that puts patients at risk, this could result in the loss of the approval to market the product in the United States and other countries, or the imposition of restrictions, such as additional labeling, with a resulting loss of sales. Other products we develop may face similar requirements, which would require additional resources and which may not be successful. We may also receive approval, which is conditional on successful additional data or clinical development, and failure in such further development may require similar changes to our product label or result in revocation of our marketing authorization.

The nature of producing plasma-derived protein therapeutics may prevent us from responding in a timely manner to market forces and effectively managing our production capacity.

The production of plasma-derived protein therapeutics is a lengthy and complex process. Our ability to match our production of plasma-derived protein therapeutics to market demand is imprecise and may result in a failure to meet the market demand for our plasma-derived protein therapeutics or potentially in an oversupply of inventory. Failure to meet market demand for our plasma-derived protein therapeutics may result in customers transitioning to available competitive products, resulting in a loss of segment share or distributor or customer confidence. In the event of an oversupply in the market, we may be forced to lower the prices we charge for some of our plasma-derived protein therapeutics, record asset impairment charges or take other action which may adversely affect our business, financial condition and results of operations.

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

Sales of products supplied by Bioproducts Laboratories Ltd. ("BPL") and Biotest A.G., which are sold in our Distribution segment, together represented approximately 24%, 33% and 36% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. While we have distribution agreements with each of our suppliers, these agreements do not obligate these suppliers to provide us with minimum amounts of our Distribution segment products. Purchases of our Distribution segment products from our suppliers are typically on a purchase order basis. We work closely with our suppliers to develop annual forecasts, but these forecasts are not obligations or commitments. However, if we fail to submit purchase orders that meet our annual forecasts or if we fail to meet our minimum purchase obligations, we could lose exclusivity or, in certain cases, the distribution agreement could be terminated. These suppliers may experience capacity constraints that result in their being unable to supply us with products in a timely manner, in adequate quantities and/or at a reasonable cost. Contributing factors to supplier capacity constraints include, among other things, industry or customer demands in excess of machine capacity, labor shortages and changes in raw material flows. These suppliers may also choose not to supply us with products at their discretion or raise prices to a level that would render our products noncompetitive. Any significant interruption in the supply of these products could result in us being unable to meet the demands of our customers, which would have a material adverse effect on our business, financial condition and results of operations.

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

Raising additional capital would cause dilution to our existing shareholders, and may restrict our operations or require us to relinquish rights.

On November 28, 2016, we filed a registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may offer from time to time up to an aggregate of $100,000,000 of our ordinary shares in one or more offerings. To the extent that we raise additional capital through the sale of equity or convertible notes securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

Our Proprietary Products segment operates in a highly competitive market.

We compete with well-established drug companies, including two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd., Shire, Cangene Corporation and Grifols S.A., which acquired a previous competitor, Talecris Biotherapeutics, Inc., in 2011. We compete against these companies for, among other things, licenses, expertise, clinical trial patients and investigators, consultants and third-party strategic partners. We also compete with these companies for market share for certain products in the Proprietary Products segment. Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. Some of them also have an additional advantage regarding the availability of raw materials, as they manufacture plasma and its products or own companies that collect or produce raw materials such as plasma.

Other than our AAT products, our products generally do not benefit from patent protection and compete against similar products produced by other providers. Additionally, the development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net sales or a decrease in our profit margins. For example, we believe that there are two main competitors in the AAT market: Grifols and CSL. We estimate that Grifols’ AAT by infusion product for the treatment of AATD, Prolastin A1PI, accounts for 50% market share in the United States and more than 70% of sales in the worldwide market for the treatment of AATD. Apart from its sales through Talecris’ historical business, Grifols is also a local producer of the product in the Spanish market and operates in Brazil. CSL’s intravenous AAT product is mainly sold in the United States. In 2015, CSL’s intravenous AAT product was granted centralized marketing authorization in Europe and CSL launched the product in a few European countries during 2016.There is another, smaller local producer in the French market, LFB S.A.

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

In addition, our plasma-derived protein therapeutics face competition from existing non-plasma products and other courses of treatments. For example, we believe our main competitor for KamRho(D) (IM and IV) is Kedrion, which in 2012 acquired the Anti-Rh product line of Ortho-Clinical Diagnostics, Inc., formerly our main competitor for KamRho(D) (IM or IV). Kedrion sells a product that we estimate accounts for approximately 50% of sales in the U.S. anti-Rh market. We believe there are three additional competitors in this market: Aptevo Therapeutics Inc., Grifols and CSL. Additionally, in 2008, GlaxoSmithKline plc and Amgen Inc. launched thrombopoietin inhibitors targeting immune thermobocytopunic purpura patients, which may reduce the demand for KamRho(D) (IV) to treat immune thermobocytopunic purpura. New treatments, such as small molecules, monoclonal or recombinant products, may also be developed for indications for which our products are now used. We do not currently sell any recombinant products. We have begun developing recombinant versions of AAT, but we cannot be certain that such products will ever be approved or commercialized. See “Item 4. Information on the Company — Our Product Pipeline and Development Program — Recombinant AAT.”  The main advantage of recombinant AAT is its potentially higher availability at lower price per raw material. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant or other non-plasma products or treatments.

Sales in our Distribution segment rely primarily on our ability to win tender bids based on the price and availability of our products in annual public tender processes.

Sales in our Distribution segment rely primarily on our ability to win tender bids during the annual tender process in Israel, and our ability to win such bids may be materially adversely affected by competitive conditions in such bid process. For example, in 2010 through 2012, we benefitted from the temporary suspension of two of our competitors from selling their IVIG products in Israel. This suspension has been lifted and both competitors are now able to distribute plasma-derived protein therapeutics in the Israeli market. As these competing IVIG products returned to the market at the end of 2012, we experienced increased competition for our Distribution segment products. For example, we participated in 2013 in a public tender in Israel with these competitors. During this public tender process, some of our customers from prior years chose to purchase their supply requirements from our competitors. As a result of these competitors returning to the market, revenues from our Distribution segment decreased in 2013 and may further decrease in the future. Our existing and new competitors may also have significantly greater financial resources than us, which they could use to promote their products and business. Greater financial resources would also enable our competitors to substantially reduce the price of their products or services. If our competitors are able to offer prices lower than us, our ability to win tender bids during the annual tender process will be materially affected, and could reduce our total revenues or decrease our profit margins.

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

Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution and sale of plasma-derived therapeutic protein products and other drug products. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products, including those manufactured by others that we distribute in Israel. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, or if the indemnities we have negotiated do not adequately cover losses, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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

In addition, we sell and distribute third-party products in Israel, and the laws of Israel could also expose us to product liability claims for those products. Furthermore, the presence of a defect (or a suspicion of a defect) in a product could require us to carry out a recall of such product. A product liability claim or a product recall could result in substantial financial losses, negative reputational repercussions, loss of business and an inability to retain customers. Although we maintain insurance for certain types of losses, claims made against our insurance policies could exceed our limits of coverage or be outside our scope of coverage. Additionally, as product liability insurance is expensive and can be difficult to obtain, a product liability claim could increase our required premiums or otherwise decrease our access to product liability insurance on acceptable terms. In turn, we may not be able to maintain insurance coverage at a reasonable cost and may not be able to obtain insurance coverage that will be adequate to satisfy liabilities that may arise.

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

We depend on the continued service and performance of our key employees, including Amir London, our Chief Executive Officer, David Tsur, our former Chief Executive Officer and our Active Deputy Chairman of the Board of Directors and our other senior management. We have entered into employment agreements with all of our senior management, including Mr. London, and other key employees. Either party, however, can terminate these agreements for any reason. The loss of key members of our executive management team could disrupt our operations or product development and have an adverse effect on our ability to grow our business.

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

We receive payment for our sales and make payments for resources in a number of different currencies. While our sales and expenses are primarily denominated in U.S. dollars, our financial results may be adversely affected by fluctuations in currency exchange rates as a portion of our sales and expenses are denominated in other currencies, including the NIS and the Euro. Market volatility and currency fluctuations may limit our ability to cost-effectively hedge against our foreign currency exposure and, in addition, our ability to hedge our exposure to currency fluctuations in certain emerging markets may be limited. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods. For example, we were affected by the Russian Ruble devaluation during 2015, which led to a decrease in the income from sales of our products in Russia in 2015 and 2016. Fluctuation in the USD-Euro exchange rate may affect revenues and expenses mainly in our Distribution Segment, and we may experience increased sensitivity to the USD-Euro exchange rate as we increase the portion of our products marketed and sold in Europe.

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

We rely on a single manufacturing facility in Beit Kama, which is located in southern Israel, approximately 20 miles from the Gaza Strip. All of our revenues in our Proprietary Products segment are derived from products manufactured at this facility. If this facility were to suffer an accident or a force majeure event such as war, terrorist attack, earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators or similar event, or contamination, our revenues would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials, work in process or finished goods inventory and our ability to operate our business would be harmed. In addition, in any such event, the reconstruction of our manufacturing facility and storage facilities, and the regulatory approval of the new facilities could be time-consuming. During this period, we would be unable to manufacture our plasma-derived protein therapeutics.

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

Our patents also may not afford us protection against competitors or other third parties with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after their filing, if at all, and because publications of discoveries in scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in such patent applications. As a result, the patents we own and license may be invalidated in the future, and the patent applications we own and license may not be granted. For example, if a third party has also filed a patent application covering an invention similar to one covered in one of our patent applications, we may be required to participate in an adversarial proceeding, known as an “interference proceeding,” declared by the U.S. Patent and Trademark Office ("USPTO") or its foreign counterparts to determine priority of invention. In 2012, the Leahy-Smith America Invents Act, or AIA, created a new legal proceeding, the inter partes review petition, that allows third parties to challenge the validity of patents before the Patent Trials and Appeals Board.

The costs of these proceedings could be substantial and our efforts in them could be unsuccessful, resulting in a loss of our anticipated patent position. In addition, if a third party prevails in such a proceeding and obtains an issued patent, we may be prevented from practicing technology or marketing products covered by that patent. Additionally, patents and patent applications owned by third parties may prevent us from pursuing certain opportunities such as entering into specific markets or developing or commercializing certain products or reduce the cost effectiveness of the relevant business as a result of needing to make royalty payments or other business conciliations. Finally, we may choose to enter into markets where certain competitors have patents or patent protection over technology that may impede our ability to compete effectively. We filed an inter partes review petition at the Patent Trial and Appeal Board on June 4, 2014, challenging the validity of a patent owned by Grifols, the manufacturer of Prolastin and Prolastin-C, competitors to Kamada’s Glassia product.  The patent, U.S. Patent No. 6,462,180, entitled “Precipitation; Passing Eluted Solution Through Anionic and Cationic Exchange Resins” (“the ‘180 patent”) is directed to a process of purifying alpha-1 proteinase inhibitor from aqueous solutions. The petition asserted that the patent is invalid in view of several prior art references. The inter partes review was instituted on December 18, 2014.  The institution decision included, inter alia, the finding that certain claims of the ‘180 patent are invalid based on the cited prior art.  These claims have also undergone ex parte reexamination at the USPTO and have also been found to be invalid in that proceeding. On October 27, 2015, the USPTO rejected all the pending claims in the ex parte reexamination proceeding and on December 18, 2015, the Patent Trial and Appeal Board gave its final decision in which it was held that the claims in respect of the ‘180 patent are invalid. On February 16, 2016 Grifols filed a Patent Owner’s Notice of Appeal, which was abandoned during 2016.

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

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services, material transfer agreements or employment agreements that contain non-disclosure and non-use provisions, as well as ownership provisions, with our employees, consultants, service providers, contractors, scientific advisors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and former employees and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, service providers, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

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

We own trademarks that identify certain of our products, our business name and our logo, and have registered these trademarks in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, it is possible that third parties may infringe, dilute or otherwise violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, our enforcement against third-party infringers or violators may be unduly expensive and time-consuming, and the outcome may be an inadequate remedy. Even if trademarks are issued to us or to our licensors, they may be challenged, narrowed, cancelled, held to be unenforceable or circumvented.

We may be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

The conduct of our business, our products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. For example, certain of our competitors and other third parties own patents and patent applications in areas relating to critical aspects of our business and technology, including the separation and purification of proteins, the composition of AAT and the use of AAT for different indications, and these competitors may in the future allege that we are infringing on their patent rights. We may also be subject to claims that we are infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks, copyrights or trade secrets. Third parties could therefore bring claims against us or our strategic partners that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if such a claim were brought against us or our strategic partners, we or they could be forced to permanently or temporarily stop or delay manufacturing, exportation or sales of the product or product candidate that is the subject of the dispute or suit.

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

There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition, to the extent that we gain greater visibility and market exposure as a public company in the United States, we face a greater risk of being involved in such litigation. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, opposition, cancellation, re-examination and similar proceedings before the USPTO and its foreign counterparts and other regulatory authorities, regarding intellectual property rights with respect to our products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace or to conduct our business in accordance with our plans and budget, and patent litigation and other proceedings may also absorb significant management time.

Some of our employees, consultants and service providers, were previously employed or hired at universities, medical institutes, or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. While we take steps to prevent them from using the proprietary information or know-how of others in their work for us, we may be subject to claims that we or they have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer or former ordering service or that they have breached certain non-compete obligations to their former employers. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims successfully, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

A breakdown in our information technology (IT) systems could result in a significant disruption to our business.

Our operations are highly dependent on our information technology (IT) systems. If we were to suffer a breakdown in our systems, storage, distribution or tracing, we could experience significant disruptions affecting all our areas of activity, including our manufacturing, research, accounting and billing processes and potentially cause disruptions to our manufacturing process for products currently in production. We may also suffer from partial loss of information and data due to such disruption.

Recently enacted and future healthcare law in the United States may adversely affect our business.

The healthcare regulatory environment in the U.S. is currently subject to significant uncertainty and the industry may in the future continue to experience fundamental change as a result of regulatory reform. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “healthcare reform law”), a sweeping measure intended to expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. The healthcare reform law, among other things: (i) addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) established annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. On January 21, 2016, the Centers for Medicare and Medicaid Services issued final regulations to implement the changes to the Medicaid Drug Rebate Program under the healthcare reform law. These regulations became effective on April 1, 2016.  In addition, the new law established an abbreviated licensure pathway for products that are drugs made by a living organism or derived from a living organism, commonly referred to as biosimilars, to become FDA-approved biological products, with provisions covering exclusivity periods and a specific reimbursement methodology for biosimilars. However, some of the provisions of the healthcare reform law have yet to be fully implemented and certain provisions have been subject to judicial and Congressional challenges. Furthermore, President Trump has vowed to repeal the healthcare reform law, and it is uncertain whether new legislation will be enacted to replace the healthcare reform law. In the coming years, additional changes could be made to U.S. governmental healthcare programs and U.S. healthcare laws that could significantly impact the success of our products. We cannot predict what other legislation relating to our business or to the health care industry may be enacted, or what effect such legislation may have on our business, prospects, operating results and financial condition.

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

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Federal False Claims Act (the “FCA”), the Public Health Service (the “PHS Act”), the Physician Payments Sunshine Act or a provision of the U.S. Social Security Act known as the “Anti-Kickback Law,” or any regulations promulgated under their authority may result in jail sentences, fines or exclusion from federal and state health care programs, as may be determined by the Department of Health and Human Services, the Department of Defense, other federal and state regulatory authorities and the federal and state courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from Medicare and Medicaid programs, if those business arrangements are not appropriately structured; therefore, our arrangements with referral sources must be structured with care to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits and in accordance with the Physician Payments Sunshine Act to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing. Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under federal and state False Claims Act statutes and can be entitled to receive a significant portion (often as great as 30%) of total recoveries. Also, violations of the False Claims Act can result in treble damages, and each false claim submitted can be subject to a penalty of up to $11,000 per claim. The healthcare reform law imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to a broad range of payments, ownership interests, and other transfers of value made to certain U.S. physicians and teaching hospitals. A number of states have similar laws in place. Additional and stricter prohibitions could be implemented by federal and state authorities. On the other hand, as President Trump has vowed to repeal the healthcare reform law, it is uncertain whether such data collection obligations would be repealed or replaced with new regulations.  Where practices have been found to involve improper incentives to use products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. Many manufacturers have been required to enter into consent decrees, corporate integrity agreements, or orders that prescribe allowable corporate conduct. Failure to satisfy requirements under the FDCA can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct.

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

Under the Israeli Restrictive Trade Practices Law, 5758-1988 (the “Restrictive Trade Practices Law”), a company that supplies or acquires more than 50% of any product or service in Israel in a relevant market may be deemed to be a monopoly. A monopolist is prohibited from participating in certain business practices, including unreasonably refusing to sell products or provide services over which a monopoly exists, charging unfair prices for such products or services, and abusing its position in the market in a manner that might reduce business competition or harm the public. In addition, the General Director of the Israeli Antitrust Authority may determine that a company is a monopoly and has the right to order such company to change its conduct in matters that may adversely affect business competition or the public, including by imposing restrictions on its conduct. Depending on the analysis and the definition of the relevant product markets in which we operate, we may be deemed to be a “monopoly” under the Israeli Restrictive Trade Practices Law with respect to certain of our products. Furthermore, following an amendment to the Restrictive Trade Practices Law that became effective in August 2015, which repealed the statutory exemption that existed under the Restrictive Trade Practices Law for restrictive arrangements that were mutually exclusive arrangements, we may face difficulties in  certain cases negotiating new distribution agreements with foreign pharmaceutical manufacturers and may need to amend previously executed agreements or seek a specific exemption from the Israeli Antitrust Authority for such arrangements, and we may not be successful in negotiating such new agreements or amending such agreements or receiving such exemptions.

We have entered into a collective bargaining agreement with the employees' committee and the Histadrut (General Federation of Labor in Israel), and we could incur labor costs or experience work stoppages as a result of any disputes in connection with such agreement.

In February 2013, we were notified by the Histadrut (General Federation of Labor in Israel) that more than one-third of our employees at our Beit Kama facility had decided to join the Histadrut and that they have established an employees' committee. Following negotiation we signed, in December 2013, a collective bargaining agreement with the employees' committee and the Histadrut, which will expire in December 2017. In the process of negotiating such agreement, two work stoppages occurred and in the process of negotiating the renewal of the collective bargaining agreement, additional work stoppages may occur.  In October 2016, the General Federation of Labor in Israel authorized our employees' committee to declare a labor dispute, which lead to short-term work stoppages and may lead to the occurrence of work stoppages in the future. Although work stoppages have not had a material adverse effect on our business or financial condition in the past, any future disputes with the committee and the Histadrut over the implementation or the interpretation or the renewal of the collective bargaining agreement may lead to additional labor costs and/or work stoppages, which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

The requirements of being a public company in the United States, as well as in Israel, may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company whose shares are being traded in the United States, as well as in Israel, we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements is time consuming, and may result in increased costs to us and could have a negative effect on our business, results of operations and financial condition.

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

As an “emerging growth company,” as defined in the JOBS Act, we take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of S-OX (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We will cease to be an emerging growth company on or before December 31, 2018 (See “—We are an “emerging growth company” with reduced reporting requirements that may make our ordinary shares less attractive to investors.”).

Our share price may be volatile.

The market price of our ordinary shares is highly volatile and could be subject to wide fluctuations in price as a result of various factors, some of which are beyond our control. These factors include:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	overall conditions in the specialty pharmaceuticals market;

•	loss of significant customers or changes to agreements with our strategic partners;

•	changes in laws or regulations applicable to our products;

•	actual or anticipated changes in our growth rate relative to our competitors’;

•	announcements of clinical trial results, technological innovations, significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

•	changes in key personnel;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	the issuance of new or updated research reports by securities analysts;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

•	announcement of, or expectation of, additional financing efforts;

•	sales of our ordinary shares by us or our shareholders, including pursuant to our recently filed registration statement on Form F-3;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	recalls and/or adverse events associated with our products;

•	the expiration of contractual lock-up agreements with our executive officers and directors; and

•	general political, economic and market conditions.

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

Sales by us or the shareholders of a substantial number of our ordinary shares in the public market, either on the Tel Aviv Stock Exchange (the “TASE”) or Nasdaq, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. As of December 31, 2016, we had 36,447,175_ordinary shares outstanding.

On November 28, 2016, we filed a registration statement on Form F-3 with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may offer from time to time up to an aggregate of $100,000,000 of our ordinary shares in one or more offerings.

Furthermore, except for shares held by our affiliates as contemplated by Rule 144 and the Securities Act of 1933, as amended (the “Securities Act”), all of the ordinary shares that are outstanding as of December 31, 2016, as well as the 2,487,236 ordinary shares issuable upon exercise of outstanding options, are freely tradable in the United States without restrictions or further registration under the Securities Act. Approximately 23% of our outstanding ordinary shares is beneficially owned by affiliates. These entities could resell the shares into the public markets in the United States in the future in accordance with the requirements of Rule 144, which include certain limitations on volume.

In addition, according to the provisions of a certain registration rights agreement, Damar Chemicals Inc., a company registered in Panama (“Damar”), Leon Recanati, Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”) and wholly-owned by Mr. Recanati, and David Tsur and their respective affiliates, are entitled, until no later than June 2018, to require that we register their 8,386,561 shares under the Securities Act for resale into the public markets in the United States. All shares sold pursuant to an offering covered by such registration statement will be freely tradable in the United States, except for shares purchased by affiliates.

The significant share ownership positions of Leon Recanati, the current Chairman of our board of directors, and the Hahn family may limit our shareholders’ ability to influence corporate matters.

Leon Recanati, the Chairman of our board of directors, and the Hahn family own, directly and indirectly, 10.9% and 10% of our outstanding ordinary shares, respectively, as of December 31, 2016. Accordingly, if Leon Recanati and the Hahn family vote the shares that they own or control together, they will be able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares. On March 6, 2013, a shareholders agreement was entered into, effective March 4, 2013, pursuant to which Mr. Recanati and any company controlled by him (collectively, the “Recanati Group”), on the one hand, and Damar, TUTEUR S.A.C.I.F.I.A (“Tuteur”) (companies controlled by the Hahn family) and their affiliates (collectively, the “Damar Group”), on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our Company. We are not party to such agreement or bound by its terms.

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

As of December 31, 2016, we had 377 employees, all of whom were based in Israel. Our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the most recent conflicts with Hamas in July and August 2014, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

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

In order to remain eligible for the tax benefits of an Approved/Privileged Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. In addition, in order to remain eligible for the tax benefits available to the Approved Enterprise, we must also comply with the criteria set forth in the applicable certificate of approval, and in the case of the Privileged Enterprise, we must also comply with the conditions set forth in the tax ruling. These conditions include, among other things, that the production, directly or through subcontractors, of all our products should be performed within certain regions of Israel. If we do not meet these requirements, the tax benefits would be reduced or canceled and we could be required to refund any tax benefits that we received in the past, in whole or in part, linked to the Israeli consumer price index, together with interest. Further, these tax benefits may be reduced or discontinued in the future. For example, while we do not expect that the transfer of manufacturing of Glassia to Shire, or the grant to Shire of the right to use our technology for such manufacturing, would result in the reduction or loss of these tax benefits, according to the tax ruling that we obtained, we may lose those benefits if it is determined that we do not comply with the conditions set forth in the tax ruling.  If these tax benefits are canceled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 26.5% for 2014 and 2015, it decreased to 25% in 2016 and 24% in 2017, and will further decrease to 23% for 2018.  For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

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

We are incorporated in Israel. Substantially all of our directors and executives officers and the Israeli experts named in this Annual Report reside outside the United States. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

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

Business Overview

We are an orphan drug focused, plasma-derived protein therapeutics company with an existing marketed product portfolio and a robust late-stage product pipeline. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce AAT in a high purity, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties. Our flagship product, Glassia, is the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA.  We market Glassia through a strategic partnership with Shire in the United States. under which the minimum aggregate revenue for Glassia for the years 2017 to 2020 is expected to reach approximately $237 million and may be expanded to $288 million during that period.  We also market Glassia in other counties through local distributors. In addition to Glassia, we have a product line consisting of about nine other pharmaceutical products in our Proprietary Product's segment, which are marketed in 20 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Africa and Asia. We currently have five late-stage plasma-derived protein products in development, including Inhaled AAT for AATD, for which we completed a pivotal Phase II/III clinical trial in Europe and filed the Marketing Authorization Application ("MAA") with the EMA in March 2016. The MAA is currently being examined by the EMA and we anticipate that we will receive marketing authorization for our Inhaled AAT for AATD from the EMA by the fourth quarter of 2017 and launch Inhaled AAT for AATD in 2018 in Europe. We also completed a Phase II clinical trial of our Inhaled AAT for AATD in the United States, which met the primary endpoint and we plan to initiate a Phase III study in U.S.A. after we receive regulatory guidance from the FDA. See “—Our Product Pipeline and Development Program—Inhaled Formulations of AAT—AATD.”  In addition, we have completed a pivotal Phase II/III US clinical trial for anti-rabies immunoglobulin as a post-exposure prophylaxis, which successfully met the trial’s primary endpoint of non-inferiority when measured against an IgG reference product. We filed a Biologics License Application (“BLA”) with the FDA in August 2016 for this product. In addition to our propriety products, we leverage our expertise and presence in the Israeli market by distributing more than ten complementary products in Israel that are manufactured by third parties.

Glassia is an intravenous AAT product that is indicated for chronic augmentation and maintenance therapy in adults with emphysema due to AATD. AAT is a naturally occurring protein found in a derivative of plasma known as fraction IV. AAT regulates the activity of certain white blood cells known as neutrophils and reduces cell inflammation. Patients with genetic AATD suffer from a chronic inflammatory state, lung tissue damage and a decrease in lung function. We believe that our second generation AAT product, Inhaled AAT for AATD, is currently the only aerosolized AATD treatment in advanced stages of clinical development. We believe that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby further reducing the risk of infection, decreasing the need for clinic visits or nurse home visits and reducing medical costs. In addition, because Inhaled AAT for AATD would be delivered directly to the affected tissue through a nebulizer using a lower dosage, we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and therefore increase our profitability. Additionally, we have successfully completed a Phase I/II clinical study in Israel for newly diagnosed Type-1 diabetes (“T1D”) and have an ongoing Phase II clinical study for this indication in Israel. In November 2016, we initiated a Phase II/III clinical trial for the treatment of acute GvHD in collaboration with Shire in the United States. A Phase I/II proof-of-concept (“POC”) clinical study for the treatment of steroid-refractory acute GvHD, a study also conducted in cooperation with Shire, is still ongoing at the Fred Hutchinson Cancer Research Center in Seattle, Washington. We have also initiated a Phase II clinical study with our intravenous AAT product to prevent lung transplant rejection. We have also completed Phase II clinical studies in Israel for additional novel indications, using formulations of AAT through Inhalation, for cystic fibrosis and bronchiectasis.

Our products are produced using our advanced proprietary technologies and know-how for the separation and purification of proteins derived from human plasma. We produce our plasma-derived protein therapeutics in our state-of-the-art, cGMP compliant, FDA-approved, large scale production facility located in Beit Kama, Israel.

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture plasma-derived therapeutics and market them in 20 countries, and the Distribution segment, in which we distribute drugs manufactured by third-parties for critical use in Israel, most of which are produced from plasma or its derivative products.  We have derived approximately 52%, 38% and 37% of our total revenues in the years ended December 31, 2016, 2015 and 2014, respectively, from sales in the United States, approximately 5%, 5% and 7% of our total revenues in the years ended December 31, 2016, 2015 and 2014,  respectively, from sales in Europe, approximately 4%, 4% and 3% of our total revenues in the years ended December 31, 2016, 2015 and 2014, respectively, in Asia (excluding Israel) and 5%,  9% and 7% of our total revenues in the years ended December 31, 2016, 2015 and 2014, respectively, from Latin America.

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

We currently have products that target four product categories: respiratory, immunoglobulins, critical care and other. Our flagship product in the Proprietary Products segment is Glassia, sales of which, for the years ended December 31, 2016, 2015 and 2014 approximately 77%, 70% and 66% of our total revenues, respectively, in the Proprietary Products segment. Revenue from our intravenous AATD products comprised approximately 56%, 43% and 42% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. Sales of KamRAB and KamRho (D) for the years ended December 31, 2016, 2015 and 2014 accounted for the substantial balance of total revenues in the Proprietary Products segment.

Product	Indication	Active Ingredient	Geography
Respiratory
Glassia (or Respira/RespiKam/Ventia in certain countries)	Intravenous AATD	Alpha-1 Antitrypsin (human)	United States, Israel, Russia, Slovenia*, Brazil, Argentina, Cuba, Turkey, Colombia**
Immunoglobulins
KamRAB	Prophylaxis of rabies disease	Anti-rabies immunoglobulin (human)	Israel, India, Thailand, El Salvador, Australia, Russia*, Mexico*, Georgia* and Korea
KamRho (D) IM	Prophylaxis of hemolytic disease of newborns	Rho(D) immunoglobulin (human)	Israel, Brazil, India, Argentina, Paraguay, Chile, Russia, Kenya, Nigeria, Sri Lanka*, Thailand** and the Palestinian Authority
KamRho (D) IV	Treatment of immune thermobocytopunic purpura	Rho(D) immunoglobulin (human)	Israel, India*, Sri Lanka* and Argentina*
Snake bite antiserum	Treatment of snake bites by the Vipera palaestinae and Echis coloratus	Anti-snake venom	Israel*
Other Products
Heparin Lock Flush	To maintain patency of indwelling IV catheter designed for intermittent injection therapy or blood sampling	Heparin sodium	Israel*
Kamacaine 0.5%	Local or regional anesthesia or analgesia during surgery, diagnostic and therapeutic procedures and obstetrical procedures. Spinal anesthesia for surgery	Bupivacaine HCl	Israel
Human transferrin (diagnostical grade)	Not for human use	Transferrin	United States, Israel, Germany, France and Netherlands
___________
*	We have regulatory approval, but have not marketed the product in this country in 2016.
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

We estimate that the potential world market for AAT products is significantly larger than current consumption indicates. We believe that the primary reasons for this are the non-availability of AAT products in many countries, under diagnosis of patients suffering from AATD, expensive and protracted registration processes required to commence sales of AAT products in new markets and the absence of insurance reimbursement in various countries. As AATD can be diagnosed with a simple blood test, we expect diagnosis of AATD to increase going forward as awareness of AAT increases.

Glassia is the only AAT product in the world that is approved for use in a high purity liquid state which is ready for infusion and does not require reconstitution and mixing before injection, as is required from competing products. Additionally, in June 2016, the FDA approved an expanded label of Glassia for self-infusion at home after appropriate training. Glassia has a number of advantages over other intravenous AAT products, including the reduction of the risk of contamination during the preparation and infection during the infusion, reduced potential for allergic reactions due to the absence of stabilizing agents, simple and easy use by the patient or nurse, and the possible reduction of the nurse’s time during home visits, in the clinic or in the hospital and the ability to self- infusion at home.

Currently, Glassia has been approved in six countries. It is sold in five of those countries and also is sold in two additional countries, where it has not been approved, on a non-registered named-patient basis. The majority of sales of Glassia are in the United States, where Glassia was approved by the FDA in July 2010 and sales began in September 2010. As part of the approval, the FDA requested that we conduct post-approval Phase IV clinical trials, as is common in the pharmaceutical industry, aimed at collecting additional safety and efficacy data for Glassia. In 2010, we submitted our proposed Phase IV clinical trials to the FDA. Such Phase IV clinical trials began in 2015. Pursuant to our agreement with Shire, the Phase IV clinical trials are financed and managed by Shire.

We market Glassia in the United States through our partnership with Shire. We market Glassia in Israel by ourselves and in five other countries through our local distributors. Sales to Shire accounted for approximately 52%, 37% and 36% of our total revenues in the years ended December 31, 2016, 2015 and 2014, respectively. We plan to submit Glassia for marketing approval in additional countries. Revenues from our intravenous AATD products have grown from approximately $0.6 million in 2009 to $43.2 million in 2016, representing a 82% compound annual growth rate.

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

According to the World Health Organization, each year, more than 15 million people worldwide are exposed to potential rabies infection. This is estimated to prevent hundreds of thousands of rabies deaths annually. We believe that there are market opportunities for KamRAB in developing countries, as well as in the United States and Canada. In many developing countries, patients do not receive treatment for suspected rabies due to the lack of availability of healthcare resources. In the United States, there is currently only one significant provider of anti-rabies immunoglobulin and we believe that healthcare providers may seek to diversify their source of supply if a competing high-quality product were approved for sale.

We began selling KamRAB in certain countries in Asia and Latin America in 2003, where sales of the product have steadily increased. We sell KamRAB in nine countries, received regulatory approval to market KamRAB in three other countries and are pursuing receipt of approval to market in the United States. In April 2007, we received approval from the FDA to commence Phase II/III clinical trials of KamRAB and in January 2010, the FDA approved significantly shorter clinical trials. The trial began in the second quarter of 2013 and was completed in 2014.  The trial evaluated the safety and effectiveness of KamRAB and assessed whether KamRAB interferes with the development of self-active antibodies. We announced that we successfully met the trial’s primary endpoint of non-inferiority when measured against an IgG reference product. The Phase II/III clinical trial was a prospective, randomized, double-blind, non-inferiority study of 118 healthy subjects. The study evaluated pharmacokinetic (PK) parameters of anti-rabies IgG levels in serum at different time points and assessed whether Kamada’s IgG interferes with the development of self-active antibodies. In addition, safety and tolerability were assessed. The trial’s primary end point measured the anti-rabies titer on day 14 as well as on additional time points for secondary end points, following drug infusion and infusion of an active vaccine as recommended by the standard-of-care. The primary endpoint was designed to determine non-inferiority with a -10% margin. Top-line results showed that the primary endpoint of non-inferiority was met. Results showed that Kamada’s IgG was safe and well tolerated with no drug-related Serious Adverse Events (SAEs) experienced. Based on the trial's results, we submitted a BLA with the FDA in September 2016 and we expect to launch KamRAB in the United States in 2017, if approved by the FDA. In July 2011, we signed a strategic distribution and supply agreement with Kedrion S.p.A for the clinical development and marketing in the United States of KamRAB, pursuant to which Kedrion agreed to bear all the costs required for the Phase II/III clinical trials. See “— Strategic Partnerships — Kedrion.”

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

According to academic research, approximately 15% of Caucasian women are Rh-negative and, if left untreated, HDN would affect one percent of all newborns and would be responsible for the death of one baby out of every 2,200 births. In addition, academic research estimates that ITP affects approximately five out of every 100,000 children per year, and two of every 100,000 adults per year worldwide, although some will recover without treatment. We have completed the registration process for Kam Rho (D), and are selling it in ten countries in Israel, Latin America, Asia, Africa and Eastern Europe.

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

Distribution Segment

Our primary products in the Distribution segment include pharmaceuticals for critical use delivered by injection, infusion or inhalation. We leverage our expertise and presence in the plasma-derived protein therapeutics market to distribute products in Israel that we believe complement our products in the Proprietary Products segment. Most of the products in our Distribution segment are produced from plasma or plasma-derivatives, and are manufactured by European companies. IVIG is our primary product in the Distribution segment, comprising approximately 61%, 61% and 70% of total revenues in the Distribution segment for the years ended December 31, 2016, 2015 and 2014, respectively. Sales of IVIG accounted for approximately 17%, 24% and 18% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively.

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
Heparin sodium
Albumin	Maintains a proper level in the patient’s blood plasma	Human serum Albumin
Coagulation Factors
Factor VIII	Treatment of Hemophilia Type A diseases	Coagulation Factor VIII (human)
Factor IX	Treatment of Hemophilia Type B disease	Coagulation Factor IX (human)
Vaccinations
IXIARO	Active immunization against Japanese encephalitis in adults, adolescents, children and infants aged 2 months and older	Japanese encephalitis purified inactivated vaccine

Our Product Pipeline and Development Program

We are in various stages of clinical development of new product candidates for our Proprietary Products segment. The following table sets forth our primary product pipeline in our Proprietary Products segment and each such product’s stage of clinical trials:

__________
(1)	“IV” represents intravenous administration of the product. “IH” represents inhaled administration of the product. “IM” represents intramuscular administration of the product.

(2)	Phase I and II are completed in Israel. Phase II/III is completed in Europe. Phase II began in first quarter of 2014 in the United States and completed in the third quarter of 2016.

(3)	Phase I and II are completed in Israel.

(4)	Phase II clinical trials in Israel for newly diagnosed cases of Type-1 diabetes began in first quarter of 2014.

(5)	Phase II/III clinical trials are completed. BLA has been submitted in U.S.

(6)	Orphan drug designation in the United States.

(7)	Orphan drug designation in the European Union.

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

A double blind placebo controlled and randomized Phase II/III pivotal trial, under EMA guidance, started in January 2010 and was completed at the end of 2013. A total of 168 patients participated in the trial in seven countries in Europe and Canada. Subjects in this trial were administered with a daily dose of Inhaled AAT for AATD or equivalent dose of placebo for 50 consecutive weeks. The primary endpoint for the trial was the time from randomization to the first event-based exacerbation with a severity of moderate or severe. Other endpoints, which were secondary and tertiary, included other exacerbation measures, lung function, CT scan and quality of life. The trial was 80% powered based on the number of exacerbation events collected in the study, in order to detect a difference between the two groups one year later. A 20% difference between the two groups was required to prove efficacy and is considered to be clinically meaningful and would allow the decision to prescribe treatment. An open label extension of an additional 50 weeks on active drug was offered to study participants in most sites once they completed the initial 50 week period.  Treatment in the open label extension of the trial was completed in November 2014.

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

Our inhaled formulation of AAT therapy showed clinically relevant changes in various lung function measurements for the entire ITT population, a few of which were statistically significant. This suggests evidence of potential therapeutic activity resulting in a clinically relevant and meaningful effect. We initiated discussions with the FDA to identify the clinical and regulatory pathway for registration in the United States and we plan to conclude those discussions in 2017.

Based on such results, we have held pre-submission meetings with the European rapporteur and co-rapporteur in December 2014 with regard to filing MAA with the EMA for our Inhaled AAT for AATD. The co-rapporteurs advised that they would consider the entire study data once submitted, including post hoc analysis and will not reject the application simply because the primary endpoint of the study was not met. They agreed that the application fulfills the requirements relating to unmet medical need and benefit to public health and that it may meet the scope of approval if we convincingly prove the positive benefit-risk balance of the product, by the time of MAA filing. The co-rapporteurs have requested the addition of supplemental data analyses that may address the benefit-risk balance and support the already available safety and efficacy data.

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

We filed the MAA for our Inhaled AAT for AATD during the first quarter of 2016 and we responded to the day-120 comments received from the EMA in January 2017.

During March 2014, we initiated Phase II trials in the United States. The trial was completed in May 2016. This trial is intended to serve as a supplementary trial to the European Phase II/III trial and was designed to incorporate parameters required by the FDA. This Phase II, double-blind, placebo-controlled study explored the ELF and plasma concentration as well as safety of Inhaled AAT in AATD subjects. The subjects received one of two doses of Inhaled AAT or placebo. The study involved the inhalation of 80 mg or 160 mg of human AAT or placebo twice daily via the eFlow® device for 12 weeks. Following the 12 week double blind period, the subjects were offered to participate in an additional 12 weeks open label period during which they receive only Inhaled AAT therapy.  In December 2015, we completed the enrollment of patients for the U.S. Phase II clinical trial, and in August 2016, we reported positive top-line results, according to which we met the primary endpoint.

AATD patients treated with our Inhaled AAT product in such U.S. Phase II clinical trial, demonstrated a significant increase in endothelial lining fluid (ELF) AAT antigenic level compared to the placebo group [median increase 4551 nM, p-value<0.0005 (80 mg/day, n=12), and 13454 nM, p-value<0.002 (160mg/day, n=12)]. These results are more than twice the increase of ELF antigenic AAT level (+2600 nM) observed in Kamada’s previously completed intravenous (IV) AAT pivotal study (60mg/kg/week). Antigenic AAT represents the total amount of AAT in the lung, both active and inactive. The study results also showed that our Inhaled AAT is the most efficient way of delivering therapeutic amounts of AAT to the primary sites of potential lung injury. In addition, ELF Anti-Neutrophil Elastase inhibitory (ANEC) level also increased significantly [median increase 2766 nM, p-value<0.0005 (80mg/day) and 3557 nM., p-value<0.004 (160 mg/day)]. The increase in ELF ANEC level was also more than twice that demonstrated in our previously completed IV AAT pivotal study. The ANEC level represents the active AAT that can counterbalance further damage by neutrophil elastase.

We included the data from this Phase II in our response to the day-120 comments received from the EMA. We are also planning to submit this data to the FDA as a part of our discussions during 2017 in order to obtain a regulatory pathway and development guidance for the Inhaled AAT to treat AATD in U.S.A.

An inhaled formulation of AAT was also investigated in two separate Phase I trials (Phase I-a and Phase I-b). These trials were performed in accordance with the scientific advice provided by the EMA under the product’s orphan designation status. In both trials, the inhaled formulation of AAT and the control product, a placebo, were administered using the “eFlow” nebulizer. Phase I-a was a single-blind, randomized, single-dose escalation, placebo-controlled study in 24 subjects. Phase I-b was a single-blind, randomized, repeated-dose, dose ranging, placebo-controlled study in 15 subjects. Both trials were targeted to explore safety and tolerability and were completed successfully, concluding high safety and tolerability of the product and no signs of immunogenicity or allergic reactions, allowing the continuation of the later development stages.

We also conducted a Phase II lung deposition trial in three different subject populations: patients with cystic fibrosis, patients with emphysema and healthy subjects. The results of the Phase II trial indicated highly efficient deposition of AAT, including to periphery regions, lower lobes and mid and upper lobes. No safety issues were noted in this trial.

AAT by Infusion for Treatment of Graft-Versus-Host Disease

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

Preliminary human and animal studies indicate that AAT may reduce the severity of GvHD, which is one of the key, life threatening complications of allogeneic stem cell transplantation. GvHD could result in significant damage to the recipients’ tissues including damage to the liver, gastrointestinal tract, skin and mucosal membranes. The immuno-modulatory effect of AAT may attenuate inflammation by lowering levels of pro-inflammatory mediators such as cytokines, chemokines and proteases that are associated with this severe disease. GvHD is a disease of unmet medical need and both the disease and current therapy options carry considerable side effects. Given the favorable safety profile of our intravenous AAT product, we will continue to support the clinical development of this potential indication and for possible regulatory submission. In April 2014, we announced the initiation of a POC Phase I/II clinical study with our intravenous AAT product to treat Graft-Versus-Host Disease (GvHD) in cooperation with Shire, to be conducted at the Fred Hutchinson Cancer Research Center in Seattle, Washington. We are evaluating whether our intravenous AAT product may decrease GvHD-related symptoms, including progressive tissue damage and thereby potentially increase the survival rates of this complication and possibly reduce or eliminate the need for "steroid" therapy. Results from this POC study in GvHD may also support global clinical development activities and may serve as a platform to apply for an expansion of the AAT indications with the regulatory authorities to include general organ transplantation, based on a similar mechanism of action.

The POC phase I/II study is enrolling 24 patients with steroid-resistant GvHD following allogeneic bone-marrow stem cell transplant who will receive six to ten doses of intravenously delivered AAT to determine safety, optimal dose and clinical response.  To date, 18 patients with hematologic malignancies were enrolled, 6 of which were enrolled in the first cohort, 6 in the second and 6 in the third.  Patients showing no clinically satisfactory responses to steroids were given AAT at 90 mg/kg IV on day 1, followed by 30 mg/kg (first cohort) or 60 mg/kg (second cohort) or 90 mg/kg (third cohort) every other day for a total of 8 doses (15 days). All subjects had GvHD of Grade III or IV with stage 4 intestinal involvement.

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

In May 2016, we reported a collaboration with myTomorrows, a provider of services to patients and physicians in need of diagnostic tests and drugs in development, pursuant to which an early access will be provided throughout Europe to our proprietary AAT to treat GvHD. Through myTomorrows’ web-based platform, our AAT is available to physicians and patients in Europe via Early Access Programs. These programs provide physicians and patients facing unmet medical needs with access to development stage drugs in instances that meet regulatory requirements.

In November 2016, we initiated a Phase II/III clinical trial in GvHD in collaboration with Shire. This Phase II/III clinical trial is a two-part, multi-center, prospective study to evaluate the safety and efficacy of G1-AAT IV as an add-on biopharmacotherapy to conventional steroid treatment in up to 168 patients with acute GvHD with lower gastrointestinal involvement (LGI-aGvHD). The first part of the trial is a single-arm, open-label and will include 20 patients, while the second is a placebo-controlled, double-blind with approximately 148 patients in two arms. The primary endpoint of the study will be overall response (complete response (CR) and partial response (PR)) rate at Day 28. GvHD CR is complete resolution of all signs and symptoms of acute GvHD in all organs without intervening salvage. GvHD PR is improvement of one stage in one or more organs involved in GvHD without progression in other organs. Study results are expected to be available in 2020.

In December 2016, we received a positive Scientific Advice response from the Committee for Medicinal Products for Human Use (CHMP) of the EMA focused on our development program in Europe for GvHD with lower gastrointestinal involvement. The response from the CHMP included important guidance related to the design of our planned Phase II/III European study and the regulatory pathway for approval based on conducting such a study. We are in the process of reviewing the guidance received and, following discussions with our European Scientific Advisory Board, we intend to submit a Clinical Trial Authorization (CTA) application to the EMA in 2017 in order to conduct the Phase II/III study. We may conduct the European study in parallel with the U.S. study.

The European Commission, acting on the recommendation from the Committee for Orphan Medicinal Products of the EMA, has designated our proprietary human IV AAT as an orphan medicinal product to treat GvHD. We received Orphan Drug designation from the FDA for our AAT by IV to treat GvHD. The orphan designation allows the awarded pharmaceutical company to benefit from incentives offered by the European Union to develop the designated medicine for the rare indication.

AAT for Treatment of Lung Transplant Rejection

In 2015, we entered into collaboration with Shire on a Phase II clinical trial of our proprietary alpha-1 antitrypsin (AAT) treatment for the prevention of lung transplant rejection that is currently performed in Israel. Under the agreement, Shire and we collaborate in the development and funding of the study.

This Phase II study was initiated in April 2016. The study is a randomized, open-label, single-site study of 30 lung transplant recipients to evaluate the safety and efficacy of IV AAT on top of standard-of-care (SOC) versus SOC. The study is randomized 2:1 with 20 patients in the treatment group receiving IV AAT treatment every other day for 14 days, then once every two weeks until week eight, followed thereafter by monthly treatments. The ten patients in the control group will be treated with SOC, which includes systemic corticosteroids and immunosuppressants. Following one year of AAT treatment, there will be a one-year follow-up. The primary endpoints of the study include safety and tolerability, the incidence of acute lung transplant rejection and changes in Forced Expiratory Volume (FEV1) from baseline and overall effect (a measure of Bronchiolitis Obliterans (chronic rejection)). Additional endpoints measured will include various inflammatory biomarkers and functional capacity.

The principal investigator in this study is Prof. Mordechai R. Kramer, M.D., Director of the Institute of Pulmonary Medicine, Rabin Medical Center - Beilinson Hospital. Prof. Kramer, a renowned expert in pulmonary care and a top specialist in his field, is a full Professor at Tel Aviv University, Sackler Faculty of Medicine. He completed several fellowships in the U.S. in pulmonary care and lung transplantation, and has published many articles in leading scientific publications.

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

Lung transplant is considered only for people with severe, end-stage lung disease, when patients will most likely die without the surgery and no other options are available. The most common lung diseases for which people undergo lung transplant are Chronic Obstructive Pulmonary Disease, Idiopathic pulmonary fibrosis, Cystic fibrosis and Idiopathic Pulmonary Arterial Hypertension.

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

In December 2015, we reported that we will un-blind the current clinical trial at the planned interim analysis. We are of the opinion that this change will accelerate the timeline for future commercialization of the product, should the analysis be positive. We managed to enroll about 70 patients by the end of 2015, and determined that this would be sufficient to allow us to explore the differences between treatment groups without the limitations of the blinding. To date, the safety profile of AAT is excellent without any major adverse events both in the current trial, which includes pediatric patients, as well as in commercial settings, where the drug has been used to treat hundreds of patients for its FDA approved indication. Topline results are expected in the second half of 2017.

Cystic Fibrosis

We were developing an inhaled formulation of AAT for the treatment of cystic fibrosis, which formulation has been designated as an orphan drug in Europe and the United States. Cystic fibrosis is a congenital disease that causes mucus to build up in the lungs, digestive tract and other areas of the body. The Cystic Fibrosis Foundation estimates that approximately 70,000 people suffer from cystic fibrosis throughout the world. The rate of diagnosis of new patients in the United States is approximately 1,000 per year. Treatment of cystic fibrosis continues throughout the patient’s life, and standard treatments are currently limited to inhaled antibiotics and, in severe cases, lung transplantation.

During the second half of 2012, we received FDA approval for IND Phase II trials for the inhaled formulation of AAT for the treatment of AATD and cystic fibrosis. A decision to start this trial has been postponed.

Previously, in August 2008, we completed a Phase II trial in 21 cystic fibrosis patients. The trial was a double-blind, randomized, placebo-controlled, Phase II trial that sought to explore the safety and efficacy of an inhaled formulation of AAT in cystic fibrosis patients, and consisted of treatment periods of 1 day, 7 days and 28 days. No serious adverse events were reported in any of the patients and the safety listings did not indicate any safety concerns. The trial concluded that the product was safe and well tolerated when inhaled daily for 28 days. A reduction of neutrophils and neutrophil elastase in sputum was observed in the group receiving the inhaled formulation of AAT while no such reduction was observed in the placebo group. The results, while not statistically significant due to small sample size, suggested an anti-inflammatory effect through the usage of the inhaled formulation of AAT in cystic fibrosis patients. At present, the development of this product is suspended for priority reasons.

Bronchiectasis

We were also in the process of developing an inhaled formulation of AAT for the treatment of bronchiectasis, which formulation has been designated as an orphan drug in the United States. Bronchiectasis is an illness causing blockage and infection of the lungs. According to research conducted by the Cystic Fibrosis Foundation, in the United States alone, there are 100,000 persons suffering from bronchiectasis. Throughout the world, it is estimated that there are about 600,000 persons suffering from bronchiectasis. Treatment of bronchiectasis continues throughout the patient’s life.

While we have not yet sought approval for clinical trials in the United States, we presented the findings to the FDA of a Phase II trial we conducted in Israel, which was a double-blind, randomized, placebo-controlled trial in 21 bronchiectasis patients and aimed to explore the safety and efficacy of an inhaled formulation of AAT in bronchiectasis patients for 12 weeks. The safety profile demonstrated was high and the product was determined as safe and tolerable for a period of 12 weeks in bronchiectasis patients. Efficacy results were not statistically significant due to the small number of patients in the study and to variability of the patients’ disease severity, but suggested a positive effect of AAT on decreasing inflammation of the lungs. At present, the development of this product is suspended for priority reasons.

Other Indications

In addition, we believe that a number of additional potential indications may exist for this product candidate, including chronic obstructive pulmonary disease, islets transplantation and general organ transplantations.

Recombinant AAT

In preparation for future increased demand for AAT resulting from greater awareness of AAT deficiency, as well as potential additional indications for Alpha 1 Antitrypsin, which are currently in clinical development, we have initiated development activities in the recombinant human Alpha 1 Antitrypsin ("rhAAT) field. In November 2016, we signed a collaboration agreement between our company and Yissum, Research Development Company of the Hebrew University of Jerusalem, for the development of an efficient and robust eukaryotic expression system for rhAAT. The goal of this development work is to maximize protein yields and functionality. The collaboration is led by Dr. Tsafi Danieli, Head of the Protein Expression Facility at the Hebrew University of Jerusalem. Dr. Danieli has a vast amount of experience in recombinant DNA technologies and protein production systems. Our collaboration with Yissum is intended to maintain our innovative global leadership in the area of AAT development in multiple indications.

To ensure the success of this project, we have previously developed analytical methods (physicochemical, biochemical, in-vitro, and in-vivo) that will help identify and characterize functional rhAAT. In addition, we have established a significant understanding of a favorable expression system and growth conditions required to successfully develop an effective rhAAT.

Strategic Partnerships

We currently have strategic partnerships with a number of different companies regarding the development and/or distribution of our products in both the Proprietary Products and Distribution segments. Certain of the strategic partnerships relating to our Proprietary Products segment are discussed below.

Shire (Glassia)

On August 23, 2010, we entered into a strategic partnership with Baxter International Inc. ("Baxter").  During 2015, Baxter assigned all its rights under the partnership agreement to Baxalta US Inc. ("Baxalta"), an independent public company which spun- off from Baxter. In 2016, Shire completed the acquisition of Baxalta, and as a result, all Baxalta's rights under the partnership agreement have been assigned to Shire.

The partnership arrangement with Shire includes three main agreements: (1) a distribution agreement, pursuant to which Shire is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand; (2) a licensing agreement, which grants Shire licenses to use our knowledge and patents to produce, develop and sell Glassia and other products administered by transfusion; and (3) an agreement for Shire to supply us with fraction IV, a plasma derivative, produced by Shire, as discussed under “— Manufacturing and Supply — Raw Materials — Fraction IV for Glassia.” As between us and Shire, we retain all rights, including distribution rights, to any inhaled formulation of AAT in development, including Inhaled AAT for AATD. On October 5, 2016, we signed a fifth amendment to the distribution agreement with Shire to extend the period of minimum purchases by Shire of Glassia until the end of 2020 and increase the minimum purchases under the distribution agreement. Following the amendment, the minimum aggregate revenue for Glassia under such extended agreement for the years 2017 to 2020 is expected to reach approximately $237 million and may be expanded to $288 million during that period, excluding the royalty payments under the licensing agreement, which are not expected to begin prior to 2021.

Sales to Shire accounted for approximately 52%, 37% and 36% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively.

Distribution Agreement

Pursuant to the distribution agreement, we received an upfront and milestone payments of $22 million in total related to distribution rights. Additionally, Shire is obligated to purchase a minimum amount of Glassia per year until the end of 2020. Pursuant to Shire’s minimum purchase obligations, from 2017 until the end of 2020, we are entitled to receive minimum revenues of between $56.8 million and $63.1 million per year from Shire (the minimum aggregate revenue for Glassia under such extended agreement for the years 2017 to 2020 is expected to reach approximately $237 million and may be expanded to $288 million during that period). After 2020, Shire has no obligation to purchase a minimum amount of Glassia; however, Shire’s failure to purchase a specified minimum amount of Glassia over a period of 24 consecutive months beginning in 2017 until the expiration of the agreement provides us with the right to terminate the agreement. Shire is also obligated to fund required Phase IV clinical trials related to Glassia up to a specified amount. If the costs of such clinical trials are in excess of this amount, we have agreed to fund a portion of the costs. We do not expect that the cost of the trials will exceed the specified amount. In May 2016, we received a milestone payment from Shire as a result of Shire achieving an undisclosed sales milestone for Glassia.

 The distribution agreement expires in 2040. In addition to customary termination provisions, either party may terminate the agreement, subject to certain exceptions, in whole or solely with respect to one or more countries covered by the distribution agreement, if regulatory approval in one or more countries covered by the distribution agreement is withdrawn or rejected and not reversed. Shire has the right to terminate the agreement, upon prior written notice and after a period of time, in the event that Glassia is determined to materially infringe upon a third party’s intellectual property rights. In addition to the minimum purchase termination right discussed above, we have the right to terminate the agreement upon prior written notice if Shire infringes upon our intellectual property.

Following termination of the agreement, Shire is obligated to cease marketing, promoting or otherwise using Glassia and, at our election, sell all remaining inventory of Glassia in the market or back to us at the relevant purchase price.

Technology License Agreement

The technology license agreement provides an exclusive license to Shire, with the right to sub-license to certain manufacturing parties, of our intellectual property and know-how regarding the manufacture and additional development of Glassia for use in Shire’s production and sale of Glassia in the United States, Canada, Australia and New Zealand. Shire agreed to pay us royalties at the rates specified in the agreement, which are in the low double digits during the first 15 years and decreasing to less than 10% for the remainder of the period, once it begins to sell Glassia of its own production. We do not expect that such production will begin prior to 2021. The technology license agreement sets forth a minimum amount of royalty payments of $5.0 million required to be made by Shire per year beginning on the first year of commercial sales of Glassia produced by Shire.

Pursuant to the technology license agreement, we are entitled to receive payments for the achievement of certain milestones for an aggregate of up to $20.0 million, of which we have already received $14.5 million. Of the milestone payments, $15.0 million are development-based milestones related to the transfer of technology to Shire and $5.0 million are sales-based milestones.

The intellectual property rights for any improvements on the manufacturing process or formulations that we disclose to Shire belong to the party that develops the improvements, with each party agreeing to cross-license the developed improvements to the other party. We retain an option to license any intellectual property developed by Shire under the agreement that is not considered an improvement on the licensed technology. Additionally, Shire owns any intellectual property it develops using the licensed technology for new indications for the intravenous AAT product, for which we retain an option to license at rates to be negotiated. Any technology related to new indications for the intravenous AAT product developed by us during the royalty payments period will be part of the licensed technology covered by the technology license agreement.

The technology license agreement expires in 2040. Either party may terminate the agreement, in whole or solely with respect to one or more countries covered by the distribution agreement, pursuant to customary termination provisions. Shire also has the right to terminate the agreement, upon prior written notice, in the event that: (i) our manufacturing process technology for Glassia is determined to materially infringe upon a third party’s intellectual property rights, and we have not obtained a license to such third party’s intellectual property or provided an alternative non-infringing manufacturing process; (ii) there are certain decreases in Glassia sales in the United States unless such decreases are due to transfers to Inhaled AAT for AATD; or (iii) the regulatory approval process in the United States has been withdrawn or rejected as a result of our inaction or lack of diligent effort, provided such withdrawal or rejection was not primarily caused by the breach by Shire of its obligations. We have the right to terminate the agreement, upon prior written notice: (i) if Shire contests or infringes upon our intellectual property; (ii) if regulatory approval in one or more countries covered by the technology license agreement is withdrawn or rejected and not reversed, provided it was not primarily caused by the breach by us of our obligations; (iii) in the event that Glassia produced by Shire, other than as a result of our manufacturing process technology, is determined to materially infringe upon a third party’s intellectual property rights, provided that the termination right is limited only to the country in which such judgment is binding; or (iv) if the first sale of Glassia produced by Shire has not occurred by June 15, 2017 and Shire has not used commercially reasonable efforts to sell by that date. Following any termination, other than expiration of the agreement, all licensed rights will revert to us. Upon expiration of the agreement, we are obligated to grant to Shire a non-exclusive, perpetual, royalty free license.

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

We are entitled to receive payments upon the achievement of certain regulatory and sales target milestones for an aggregate of up to $60.0 million, including $20.0 million, consisting of an upfront payment we have already received and regulatory-based milestones, and $40.0 million of sales-based milestones. In May 2016, we received a milestone payment from Chiesi upon the filing of the MAA with the EMA for Inhaled AAT.

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

Pursuant to the Original PARI Agreement, we agreed to pay PARI royalties from sales of inhaled formulations of AAT, after certain deductions, at the rates specified in the agreement. We have agreed to pay PARI tiered royalties ranging from the low single digits up to the high single digits based on the annual net sales of inhaled formulations of AAT for the applicable indications. The royalties will be paid for each country separately, until the later of (1) the expiration of the last of certain specified patents covering the “eFlow” nebulizer, or (2) 15 years following the first commercial sale of an inhaled formulation of AAT in that country (the “PARI royalties period”). During the PARI royalties period, PARI is obligated to pay us specified percentages of its annual sales of the “eFlow” nebulizer for use with inhaled formulations of AAT above a certain threshold defined in the agreement and after certain deductions. On February 21, 2008, we entered into an addendum to the Original PARI Agreement (together with the Original PARI Agreement, the “PARI Agreement”), which extended the exclusive global license granted to us to use the “eFlow” nebulizer, including the associated technology and intellectual property, for the clinical development, registration and commercialization of inhaled formulations of AAT for two additional indications of lung disease, namely cystic fibrosis and bronchiectasis. Pursuant to the addendum, each party will be responsible for developing and adapting its own product for the additional indications and will bear the costs involved. Additionally, we and PARI will supply, each at its own expense, inhaled formulations of AAT and the “eFlow” nebulizers, respectively, and in the quantities required for all phases of clinical studies worldwide. In addition, PARI will provide to us, at its expense, technical and regulatory support regarding the “eFlow” nebulizer. Sales of the inhaled formulation of AAT for the additional indications will be added to sales of the first two indications covered by the original agreement as the basis for calculating the royalties to be paid by us to PARI.

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

Kedrion (KamRAB)

On July 18, 2011, we signed an agreement with Kedrion, an international pharmaceutical company engaged in the manufacture of life saving drugs based on human plasma which complement our products, and which are marketed in Europe, the United States and approximately 40 other countries worldwide. The agreement provides for exclusive cooperation on completing the clinical development, and marketing and distribution of our anti-rabies pharmaceutical, KamRAB, in the United States, if the product is approved. Pursuant to the agreement, Kedrion will bear all the costs of the Phase III clinical trials in the United States of our product for rabies. Costs related to any Phase IV clinical trials, if required, and the FDA Prescription Drug User fee that is required for all FDA new drug approvals, will be divided equally between us and Kedrion. An addendum to the agreement was executed dated as of October 15, 2016, with respect to the performance of a safety clinical trial for the treatment of pediatric patients, which we intend to initiate in the United States. According to such addendum, Kedrion and we agreed to equally share the cost of such trial.

In 2014, the Phase III trial was completed and successfully met the trial’s primary endpoint of non-inferiority when measured against an IgG reference product, and in September 2016, the BLA was submitted to the FDA. We expect to receive marketing authorization and to launch the KamRAB product for treatment of Prophylaxis of rabies disease with the FDA in the United States in 2017. This product is expected to be marketed in the U.S. under the trademark: "KedRAB". See “Item 4. Information on the Company — immunoglobulins — KamRAB”.

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

Manufacturing and Supply

We have a production plant located in Beit Kama, Israel, which we believe is fully cGMP compliant. We operate the main production facility on schedules so that at any time the facility is assigned to produce only one product. The division of facility time among the various products is determined based on orders received, sales forecasts and development needs.  During 2014, we completed a new logistic facility in our plant in Beit Kama that will support our activities during the coming years. During each year we have routine maintenance shut downs of our plant, which may last up to a few weeks.

Our production plant passed inspection by the FDA in 2010, and our plant and laboratories also successfully passed a quality assurance audit by the Russian Ministry of Health and similar authorities in Brazil, Kenya and Mexico. In July 2011, a cGMP audit was conducted by the IMOH, following which the plant’s main production facility was reapproved, as well as the new facility to produce our snake bite antiserum product, which was planned and constructed between the years 2009 and 2011 with IMOH funding and began operating in August 2011. In each of July 2013 and February 2016, the IMOH completed additional successful cGMP audits of our facility and concluded that we comply with cGMP requirements of the IMOH.

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

Other than Shire, in the years ended December 31, 2016, 2015 and 2014, there were two suppliers who accounted for 10% or more of the total purchases of raw materials in our Proprietary Products Segment. We maintain relationships with several suppliers in order to ensure availability and reduce reliance on specific suppliers. We are dependent, however, on a number of suppliers who supply specialty ancillary products prepared for the production process, such as specific gels and filters. See “Item 3. Key Information — D. Risk Factors — We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements.”

In the years ended December 31, 2016, 2015 and 2014, we incurred $18.4 million, $19.0 million and $9.9 million of expenses for the purchase of raw materials, respectively.

Fraction IV for Glassia

On August 23, 2010, in conjunction with the cooperation arrangement with Shire, we signed an agreement with Shire for the supply of fraction IV for use in the production of Glassia to be sold in the United States. Under this agreement, Shire also supplies us with fraction IV to continue the development and trials of Glassia and for the production, sale and distribution of Glassia in jurisdictions other than the United States or for the production, sale and distribution of other products in any territory. Shire receives no payment for the supply of fraction IV to be used by us for the manufacture of Glassia to be sold to Shire. If we require fraction IV for other purposes, we are entitled to purchase it from Shire at a predetermined price. While we are dependent on Shire for the supply of fraction IV, Shire is currently dependent on us to produce Glassia for sale in the United States, as it does not have its own production capacity for Glassia. The supply agreement terminates on August 23, 2040, subject to an option for earlier termination in the event of a material breach.

In December 2012, we signed an additional agreement with Shire to supply additional fraction IV manufactured in its Vienna plant to be used as the raw material in the production of our AAT product. Shire is obligated to make available to us yearly minimum quantity of fraction IV. The agreement remains in effect until December 31, 2021, subject to earlier termination in the case of a breach, and may be renewed for two consecutive two year periods upon mutual agreement of both parties. Either party may terminate the agreement for any reason with twelve months prior written notice to the other party, provided that as a condition to such termination by Shire, Shire is obligated to provide us, upon our request, with fraction IV in the amount equivalent to the previous year’s total amount of fraction IV sold to us in addition to the fraction IV to be sold during the last year of the agreement.

Hyper-immune Plasma

We have a number of suppliers in the United States for hyper-immune plasma with which we have long-term supply agreements. Hyper-immune plasma is used for the production of KamRAB and KamRho(D). In addition to long-term supply agreements, we work to secure availability of hyper-immune plasma on an annual basis by providing forecasts to our suppliers based on our customers’ actual and forecasted orders. We continue to seek to enter into long-term supply agreements for hyper-immune plasma with additional plasma-collection companies.

Research and Development

Our research and development activity in the Proprietary Products segment is focused on developing new orphan plasma-derived therapeutic products, registering new products, including conducting clinical trials, improving existing products and processes and engaging in development work at the request of regulatory authorities and strategic partners. We are continuing to pursue further growth by diversifying our product pipeline through the discovery and development of additional plasma-derived protein therapeutic products for high-value indications. We incurred approximately $16.2 million, $16.5 million and $16.0 million research and development expenses in the years ended December 31, 2016, 2015 and 2014, respectively.

Marketing and Distribution

In the Proprietary Products segment, we receive orders for plasma-derived protein therapeutics and, other than for Glassia, requests for participation in tenders for the supply of plasma-derived protein therapeutics from potential distributors and from existing distributors. We sell Glassia to Shire and to other distributors worldwide.

For our other products, we market, in most cases, by means of agreements with local distributors in each country through a tender process and the private market. The tender process is conducted on a regular basis by the distributors, sometimes on an annual basis. For existing customers, our existing relationship does not guarantee additional orders from the same customers in these tenders. The decisive parameter is generally the price proposed in the tender. The distributor purchases plasma-derived protein therapeutics from us and sells them to its customers (either directly or by means of sub-distributors). In most cases, we do not sign agreements with the end users, and as such, we do not fix the price to the end user or its terms of payment and are not exposed to credit risks of the end users. In the vast majority of cases, our agreements with the local distributors award the various distributors exclusivity in the distribution of our plasma-derived protein therapeutics in the relevant country. The distribution agreements are, in most cases, made for a specific initial period and are subsequently renewed for one-year periods, where the parties have the right to cancel or renew the agreements with prior notice of a number of months. In these markets, we do not actively participate in the marketing to the end users, except for supplying marketing assistance where the cost is negligible or participation in marketing costs as a part of incentives for distributors. In Israel, we market our plasma-derived protein therapeutics independently to the end user, healthcare providers and medical centers or through a partner company that specializes in the supply of equipment and pharmaceuticals to healthcare providers.

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

Customers

For the year ended December 31, 2016, sales to Shire and Kupat Holim Clalit, an Israeli healthcare provider, accounted for 52% and 13%, respectively, of our total revenues.  For the year ended December 31, 2015, sales to Shire and Kupat Holim Clalit accounted for 37% and 15%, respectively, of our total revenues. For the year ended December 31, 2014, sales to Shire and Kupat Holim Clalit accounted for 36% and 17%, respectively, of our total revenues. No other sole customer accounted for greater than 10% of our total revenues in the years ended December 31, 2016, 2015 and 2014.

Shire is our major customer in the Proprietary Products segment. Our other customers in the Proprietary Products segment are our distributors in Brazil, Argentina, Russia, Thailand and India, as well as healthcare providers and medical centers in Israel. In other geographies, most of the sales of our products are conducted through local distributors. These arrangements are further described above under “— Marketing and Distribution.”

Our primary customers in the Distribution segment are health maintenance organizations and hospitals in Israel, including Kupat Holim Clalit and Kupat Holim Maccabi.

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

Proprietary Products Segment

We believe that there are two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd., Grifols S.A., which acquired a previous competitor, Talecris Biotherapeutics, Inc. in 2011, Kedrion, and Cangene Corporation (acquired by Emergent BioSolutions). We have not seen significant changes in the activities of our competitors in recent years. Additionally, our strategic alliance with Shire in the United States has strengthened our AAT competitive positioning in the market.

Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. Some of them have an additional advantage regarding the availability of raw materials, as they fractionate plasma internally and own plasma collection centers and/or companies that collect or produce raw materials such as plasma.

The following describes details known to us about our most significant competitors for each of our main Proprietary Products segment products.

Glassia.  We believe that Glassia has two main competitors: Grifols and CSL. We estimate that Grifols’ AAT by infusion product for the treatment of AATD, Prolastin, accounts for 50% market share in the U.S. and more than 70% of sales worldwide, and until 2015 it was the only AAT product that was approved for sale in both – key European countries and the United States. CSL’s AAT by IV product, Zemaira, is mainly sold in the United States, and during 2015 received centralized marketing authorization approval in the European Union. CSL launched the product in few selected EU markets during 2016 under the brand name Respreeza.  Apart from its sales of the past Talecris product, Grifols is also a local producer of an additional AAT product, Trypsone, which is marketed in Spain and in some Latin American countries, including Brazil. While Shire is our strategic partner for sales of Glassia, it also serves existing patients in the United States with its own proprietary product, Aralast. As far as we know Shire proactively markets only Glassia in the United States, while maintaining existing patients on Aralast. In addition, we are aware of a smaller local producer of AAT in the French market, Laboratoire Français du Fractionnement et des Biotechnologies, S.A. We do not believe any new suppliers are expected to enter the United States market for AAT by infusion in the near future. As part of the approval of our competitors’ intravenous AAT products for the treatment of AATD, they (like us) were required by the FDA to conduct Phase IV clinical trials aimed to collect efficacy data. CSL has released results from its Phase IV trial. As far as we know those results were not accepted by the FDA as prove of required efficacy. To the best of our knowledge, to date, our other competitors have not completed their trials or their results have not been published.

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

KamRho(D).  While Kedrion is one of our strategic partners for KamRAB, it is also one of our competitors for this product following its acquisition of the Anti-Rh product line of Ortho-Clinical Diagnostics, Inc. We estimate that Kedrion’s product accounts for approximately 50% of sales in the United States. Kedrion also markets a competing product in Italy and has begun to expand into other markets. We believe there are three additional suppliers of competitive products in this market: Cangene, Grifols and CSL. There are also local producers in other countries that make similar products mostly intended for local markets.

Distribution Segment

We believe that there are a number of companies active in the Israeli market distributing the products of several manufacturers whose comparable products compete with our products in the Distribution segment. These manufacturers include Grifols, Shire, CSL, Octapharma AG, Omrix Biopharmaceuticals Ltd. (a Johnson & Johnson company) and Cangene as well as some of largest pharmaceutical manufacturers in the world, such as, Novartis AG, AstraZeneca AB, Sanofi UK and GlaxoSmithKline. These competing manufacturers have advantages of size, financial resources, market share, broad product selection and extensive experience in the market, although we believe that we have greater expertise in the Israeli market. Each of these competitors sells its products through local representatives in Israel.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we sell and are developing. Except for compassionate use or non-registered named-patient cases, any pharmaceutical candidate that we develop must be approved by the FDA before it may be legally marketed in the United States and by the appropriate foreign regulatory agency before it may be legally marketed in foreign countries.

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

Preclinical studies include laboratory evaluation, as well as animal studies to assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with FDA regulations regarding good laboratory practices. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns about the drug candidate or the conduct of the trials as outlined in the IND. The IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials or that, once commenced, other concerns will not arise that could lead to a delay or a hold on the clinical trials.

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

As part of the Patient Protection and Affordable Care Act (the “healthcare reform law”), Public Law No. 111-148, under the subtitle of Biologics Price Competition and Innovation Act of 2009 (“BPCI”), a statutory pathway has been created for licensure, or approval, of biological products that are biosimilar to, and possibly interchangeable with, earlier biological products approved by the FDA for sale in the United States. Also under the BPCI, innovator manufacturers of original reference biological products are granted 12 years of exclusive use before biosimilars can be approved for marketing in the United States. There have been proposals to shorten this period from 12 years to seven years. The objectives of the BPCI are conceptually similar to those of the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the “Hatch-Waxman Act,” which established abbreviated pathways for the approval of drug products. The implementation of an abbreviated approval pathway for biological products is under the direction of the FDA and is currently being developed. In February 2012, the FDA published draft guidance documents on biosimilar product development. Since then, biosimilar product registration in the U.S. has been materialized by few other guidelines and acts, such as the draft guidance for formal meetings related to biosimilar product development (November 2015-"Final Guidance Formal Meetings Between the FDA and Biosimilar Biological Product Sponsors or Applicants Guidance for Industry") and the Biosimilar User Fee Act (BsUFA). A biosimilar is defined in the statute as a biological product that is highly similar to an already approved biological product, notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biosimilar and the approved biological product in terms of the safety, purity, and potency. Under this proposed approval pathway, biological products can be approved based on demonstrating they are biosimilar to, or interchangeable with, a biological product that is already approved by the FDA, which is called a reference product. If we obtain approval of a BLA, the approval of a biologic product biosimilar to one of our products could have a significant impact on our business. The biosimilar product may be significantly less costly to bring to market and may be priced significantly lower than our products.

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

The manufacturing of our product candidates is required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. Our product candidates are either manufactured at our production plant in Beit Kama, Israel, or, for products where we have entered into a strategic partnership with a third party to cooperate on the development of a product candidate, at a third-party manufacturing facility. These regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved BLA, as well as lead to potential market disruptions. These restrictions may include suspension of a product until the FDA is assured that quality standards can be met, continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval, including possible user fees.

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

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation and enforcement by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, state attorney generals and state and local governments. To the extent applicable, we must comply with the fraud and abuse provisions of the Social Security Act, the federal False Claims Act, the privacy and security provisions of the Health Insurance Portability and Accountability Act, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended, as well as the “Anti-Kickback Law” provisions of the Social Security Act. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act (“VHCA”), drug companies are required to offer certain pharmaceutical products at a reduced price to a number of federal agencies, including the United States Department of Veterans Affairs and United States Department of Defense, the Public Health Service and certain private Public Health Service-designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Legislative changes have purported to require that discounted prices be offered for certain United States Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

In order to distribute products commercially, we must comply with state laws and regulations that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. Additionally, the federal “Sunshine” law and implementing regulations promulgated pursuant to Section 6002 of the healthcare reform law requires the tracking and reporting of certain transfers of value made to U.S. physicians and/or certain teaching hospitals as well as ownership by a physician or a physician’s family member in a pharmaceutical manufacturer.  Finally, all of our activities are potentially subject to federal and state consumer protection and unfair competition laws. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state, and soon federal, authorities.

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

As another example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Healthcare and Education Reconciliation Act of 2010 (collectively referred to as the “health care reform law”).  The health care reform law made significant changes to the United States healthcare system, such as imposing new requirements on health insurers, expanding the number of individuals covered by health insurance, modifying healthcare reimbursement and delivery systems, and establishing new requirements designed to prevent fraud and abuse.  In addition, provisions in the health care reform law promote the development of new payment and healthcare delivery systems, such as the Medicare Shared Savings Program, bundled payment initiatives and the Medicare pay for performance initiatives.

The health care reform law and the related regulations, guidance and court decisions have had, and will continue to have, a significant impact on the pharmaceutical industry.  In addition to the general reforms briefly described above, provisions of the health care reform law directly address drugs.  For example, the health care reform law:

•	increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;

•	requires Medicaid rebates for covered outpatient drugs to be extended to Medicaid managed care organizations;

•
requires manufacturers of drugs covered under Medicare Part D to participate in a coverage gap discount program, under which they must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible Medicare beneficiaries during their coverage gap period; and

•	imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

On January 21, 2016, the Centers for Medicare and Medicaid Services issued final regulations to implement the changes to the Medicaid Drug Rebate Program under the healthcare reform law. These regulations became effective on April 1, 2016.  President Trump has vowed to repeal the healthcare reform law, and it is uncertain whether new legislation will be enacted to replace the healthcare reform law and whether any such legislation would affect coverage and reimbursement for prescription drugs or otherwise include provisions intended to limit the growth of healthcare costs. Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure of healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

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

Patents

As of December 31, 2016, we owned for use within our field of business five families of patents, which are registered or applied for in the United States and also in the European Union, Russia, Turkey, Israel, certain Latin American countries and other countries, as well other registered patents and/or patent applications. At present, our two patents protecting our manufacturing process are considered to be material to the operation of our business as a whole. One such material patent is issued in the United States and expires in 2018. The other material patent has been issued in a variety of jurisdictions, including Australia, Austria, Belgium, Canada, Denmark, Estonia, Israel, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Slovenia, Poland, Spain, Portugal, Sweden, Switzerland, Turkey, the United Kingdom and the United States, and expires in 2024. We are currently focusing mainly on seeking patent protection in Israel, the United States and Europe.

Our patents generally relate to the separation and purification of proteins and their respective pharmaceutical compositions and are expected to expire at various dates between 2018 and 2027. We also rely on trade secrets to protect certain aspects of our separation and purification technology.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or any patent applications that we license will result in the issuance of any patents and there is no guarantee that patent applications that were filed with the patent offices, which are still pending, will be eventually granted and will be registered. Additionally, our issued patents and those that may be issued in the future may be challenged, opposed, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. We cannot be certain that we were the first to invent the inventions claimed in our owned patents or patent applications and/or the first to file said patent applications. In addition, our competitors or other third parties may independently develop similar technologies that don’t fall within the scope of the technology protected under our patents, or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for research and development, testing and regulatory review of a potential product until authorization for marketing, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. Our registered trademarks in several countries, such as United States and the European Union, Israel, and certain Latin American countries, include the trademarks Glassia, RespiKam, KamRAB, Kamada Respira, Kamada and Rebinolin.

Trade Secrets and Confidential Information

We rely on, among other things, confidentiality and invention assignment agreements to protect our proprietary know-how and other intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. For example, we require our employees, consultants and service providers to execute confidentiality agreements in connection with their engagement with us. Under such agreement, they are required, during the term of the commercial relationship with us and thereafter, to disclose and assign to us inventions conceived in connection with their services to us. However, there can be no assurance that these agreements will be fulfilled or shall be enforceable, or that these agreements will provide us with adequate protection. See “Item 3. Key Information — D. Risk Factors — In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.”

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

In addition, we currently lease from a third party approximately 1,398 square meters of a building located in the Kiryat Weizmann Science Park in Ness Ziona, Israel, under a lease agreement that terminates on May 31, 2017, which currently houses our head office and research and development laboratory. Commencing January 2017, we lease approximately 2,200 square meters of a building located in the Kiryat Weizmann Science Park in Rehovot, Israel, which will replace our current Ness Ziona premises.

Environmental

We believe that our operations comply in material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our earnings or competitive position.

Organizational Structure

Our significant subsidiaries are set forth below. All subsidiaries are either 100 percent owned by us or controlled by us. All companies are incorporated and registered in the country in which they operate as listed below:

Legal Name	Jurisdiction
Kamada Biopharma Limited	England and Wales
Kamada Inc.	Delaware
Bio-Kam Ltd.	Israel
Kamada Assets Ltd.	Israel

Legal Proceedings

In January 2012, we were issued a tax payment order from the Israeli Tax Authorities for the 2004 to 2006 tax years in the amount of NIS 17 million (or approximately $4.4 million) (including accumulated interest and linkage differentials). We appealed this assessment in court and in July 2016, we and the ITA entered into a settlement agreement, pursuant to which we paid NIS 5 million ($1.3 million) (including interest and CPI adjustment).

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

The audited consolidated financial statements for the years ended December 31, 2016, 2015, and 2014 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

Overview

We are an orphan drug focused, plasma-derived protein therapeutics company with an existing marketed product portfolio and a robust late-stage product pipeline. We develop and produce specialty plasma-derived protein therapeutics and currently market these products through strategic partners in the United States and directly, through local distributors, in several emerging markets. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce AAT in a high purity, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties. Our flagship product, Glassia, is the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. We market Glassia through a strategic partnership with Shire in the United States. Additionally, we have a product line consisting of ten other injectable pharmaceutical products which are marketed, in addition to Glassia, in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. We currently have five plasma-derived protein products in our development pipeline, including Inhaled AAT for AATD, for which we completed a pivotal Phase II/III clinical trial in Europe and filed the MAA with the EMA in the first quarter of 2016. See “Item 4. Information on the Company—Our Product Pipeline and Development Program—Inhaled Formulations of AAT—AATD.” We have also completed a Phase II clinical trial with our Inhaled AAT for AATD in the United States. In addition, we have completed a pivotal Phase II/III US clinical trial for anti-rabies immunoglobulin as a post-exposure prophylaxis, we met the trial’s primary endpoint of non-inferiority when measured against an IgG reference product and we have filed a BLA with the FDA for such product. In addition to our propriety products we leverage our expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Our Segments

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture plasma-derived therapeutics and market them in more than 20 countries, and the Distribution segment, in which we distribute drugs mainly for critical use in Israel, which are manufactured by third-parties, most of which are produced from plasma or its derivative products.

Segment performance is evaluated based on revenues and gross profit (loss). Items that are not allocated to our segments consist mainly of research and development costs, sales and marketing expenses, general and administrative costs and financial expenses, net, each of which are managed on a group basis. For the year ended December 31, 2016, we derived $56.0 million of revenues from our Proprietary Products segment, or 72% of total revenues, and $ 21.5 million of revenues from our Distribution segment, or 28% of total revenues. For the year ended December 31, 2015, we derived $42.9 million of revenues from our Proprietary Products segment, or 61% of total revenues, and $27.0 million of revenues from our Distribution segment, or 39% of total revenues. For the year ended December 31, 2014, we derived $44.4 million of revenues from our Proprietary Products segment, or 62% of total revenues, and $26.7 million of revenues from our Distribution segment, or 38% of total revenues.

Factors Affecting Our Results of Operations

Growing Demand

Over the past few years, we have seen an increase in demand for products in our Proprietary Products segment. In particular, in 2014, 2015 and 2016, the number of patients treated by Glassia increased by more than 25% each year, and we expect the number of patients to continue to grow over the medium term as diagnostics improve and disease awareness increases. We expect that our revenues will grow by approximately 30% in 2016, allowing us to achieve our revenue goal of $100 million by 2017 through increased sales of our existing products in the Proprietary Products segment, mainly driven from sales of Glassia world-wide.  The AAT augmentation market for AATD in the U.S., which is the primary market for Glassia has grown by approximately 10% annually in the last few years, and we expect that the overall market for Glassia will continue to increase due to new patient identification. Technological improvements and increased awareness permit innovations in the diagnosis of the illnesses and symptoms. In addition, demand in certain emerging markets such as Russia, Brazil and India for plasma-derived products have grown and are expected to continue to grow. This demand is driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products in some of these markets. More informed patients are demanding the use of drugs based on human antibodies obtained from human plasma rather than antibodies obtained from animal blood, which generally have a lower standard of quality and safety.

Additionally, in the United States and Europe, we believe that AATD is currently significantly under-identified and under-treated, as we estimate that only approximately 7% and 3% of all potential cases of AATD are treated in the United States and Europe, respectively, with an aggregate of up to an estimated 200,000 patients suffering from AATD, of which less than 10% have been diagnosed. We expect that our market opportunity for our AAT products, including Glassia and Inhaled AAT for AATD (if approved), will continue to grow as awareness of AATD expands due to factors such as marketing activities, inexpensive and effective diagnosis tools, and improved training. In addition, various awareness and patient identification programs initiated by companies producing AATD treatments are expected to increase demand for Glassia and, once approved, Inhaled AAT for AATD. In addition, our product pipeline is focused on products for indications that will address markets in which we believe have a significant market opportunity, such as indications for the treatment of GvHD, newly diagnosed Type-1 diabetes, and lung-transplant rejection.

Sales of our Distribution segment products are made through public tenders of Israeli hospitals and health maintenance organizations on an annual basis. The prices we can offer, as well as the availability of products, are key factors in meeting the local demand of the Israeli market.

Our Distribution segment experienced significant growth in sales in recent years except for 2016 due to growing competition and may continue to grow if we will be able to increase our product portfolio or win more tenders.

Strategic Partnerships

In July 2010, we received FDA approval for the marketing of Glassia in the United States. Following this approval, we entered into a strategic arrangement with Shire (formerly Baxter and Baxalta) for the marketing and distribution of Glassia in the United States, Canada, Australia and New Zealand and for the licensing of our technology, granting Shire rights to manufacture Glassia for sales in these territories. We began recognizing revenues from sales of Glassia in the United States under this strategic arrangement with Shire in September 2010. From the inception of the strategic arrangement through December 31, 2016, we have received $36.5 million from Shire for distribution rights, a portion of which has been accrued as deferred revenue, and for achieving milestones set forth in the distribution and licensing agreements. We have recognized cumulative revenues until December 31, 2016 from Shire in the amount of $187.1 million. We currently generate revenues from sales of Glassia to Shire, and incur cost of revenues to produce it. In accordance with the latest amendment to the manufacturing and distribution agreement, Shire may begin producing Glassia itself, which is expected to occur not before 2021 at the earliest, and pay us royalties. As Shire transitions to producing Glassia in its own facilities, our capacity will become available to produce inhaled formulations of AAT, AAT products for sale in other geographies and indications, or other plasma-derived products. We would generate higher margins from royalties from Shire under this arrangement, as we would not incur cost of revenues, but we may receive lower revenues. We expect to replace those lower revenues by producing and selling other products, including inhaled formulations of AAT, if approved, in Europe, Glassia worldwide through local distributors and, if approved by the competent authorities, anti-rabies product in the United States. Our expectations with respect to Glassia assume the continuation of our strategic partnership with Shire. See “Item 3. Key Information — D. Risk Factors — In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.”

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

In addition, in July 2011, we signed a strategic agreement with Kedrion to cooperate in the clinical development and exclusive marketing and sales in the United States of KamRAB, our vaccine against rabies in humans. Kedrion markets its products in Europe, the United States and in approximately 40 other countries worldwide. We have not yet started to generate revenues under this agreement as Kedrion has just completed the Phase III clinical trials in the United States, which, as stated above, met the trial’s primary endpoint and as stated above, we have filed a BLA with the FDA for such product.

Product Development Costs

Since our company was founded, we have focused on developing a broad portfolio of plasma-derived protein therapeutics for a variety of indications. The development of plasma-derived protein therapeutics is characterized by significant up-front product development costs, including, for example, costs for conducting pre-clinical and clinical trials to obtain regulatory approvals, regulatory expenses, costs for materials for development, external consulting and services fees and opportunity costs for reallocating our production facility to produce clinical trial materials and conforming our production processes for regulatory purposes. In order to reduce costs related to the development and regulatory approval of new protein therapeutics, in some cases we seek to share development costs with strategic partners, such as Shire for the clinical trials for Glassia in the United States and Kedrion for the clinical trials for KamRAB in the United States. See “Item 4. Information on the Company — Strategic Partnerships — Shire (Glassia)” and “Business — Strategic Partnerships — Kedrion (KamRAB).”

Product development costs may fluctuate from period to period, as our product candidates pass through various stages of development. For example, for the years ended December 31, 2016, 2015 and 2014, we incurred significant research and development expenses related to clinical trials related to Inhaled AAT for AATD in Europe and the United States and AAT for the treatment of newly diagnosed Type-1 diabetes. We expect to continue to incur research and development expenses related to clinical trials, as well as other ongoing, planned or future clinical trials with regards to our product pipeline. See “Item 4. Information on the Company — Our Product Pipeline and Development Program.”

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

While there are additional producers of AAT products in Europe and the United States, including Shire, we have not seen significant changes in these producers’ activities in the market. Additionally, our strategic alliance with Shire has strengthened our competitive positioning in the market and we believe this will contribute to increased revenues in the future. However, this assumes the continuation of our strategic partnership with Shire. See “Item 3. Key Information — D. Risk Factors — In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.”

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

Key Components of Our Results of Operations

Revenues

In our Proprietary Products segment, we generate revenues from the sale of products and the licensing of our technology to strategic partners. Historically, we have derived most of our revenues from the sale of products and to a lesser extent from payments by the Israeli government related to our snake bite antiserum product. In the years ended December 31, 2016, 2015 and 2014, we derived a significant portion of our total revenues from sales of Glassia to Shire. Sales to Shire accounted for approximately 52%, 37% and 36% of our total revenues in the years ended December 31, 2016, 2015 and 2014, respectively. Revenue from all sales of Glassia comprised approximately 56%, 43% and 43% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. We expect revenues attributable to the sale of Glassia to Shire will grow in the next four years, in line with the expected continued increase in the number of patients treated by Glassia and pursuant to the fifth amendment to the Manufacturing, Supply and Distribution Agreement, until Shire begins production of Glassia, at which time our sales to Shire will be reduced as they are replaced by royalties from Shire.

In our Distribution segment, we generate revenues from the sale in Israel of products produced by third parties. In 2014, sales of IVIG increased due to our successful marketing efforts and increased demand in the market. In 2015, sales of IVIG again moderately increased. However, due to exchange rate differences and changes in the market conditions, revenues have moderately decreased compared to 2014. In 2016, sales of IVIG decreased due to growing competition. Sales of IVIG accounted for approximately 17%, 24% and 26% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively.

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

In addition to the successful strategic partnership with Shire and successful penetration to the U.S. market, we have focused during the years ended December 31, 2016, 2015 and 2014 on increasing our production outputs and improving profitability. In addition, implementing significant technology improvements and streamlining our manufacturing process resulted in significantly increased manufacturing capacity at our facility. The strategic partnership with Shire enabled us to achieve economies of scale and lower our per-unit costs, and we believe that the increase in production capacity will lead to a further increase in profitability. We have been implementing production improvements for Glassia that we expect will lead to improved margins and higher productivity in anticipation of increased demand for our existing products as well as for additional applications for AAT. Any changes in our Glassia production processes must be approved by the FDA. In 2012, we submitted a supplement to the FDA with respect to Glassia production improvements. In March 2013, we received a request from the FDA to submit additional data and explanations prior to its approval of our new production processes, and we received FDA approval in July 2014. During the second quarter of 2014, inventory in the amount of $3.0 million, produced using the improved manufacturing process, was written off due to a short shelf life of the inventory and our reevaluation of the fair value of such inventory.

Gross profit is the difference between total revenues and the cost of revenues. Gross profit is mainly affected by volume of sales and launching new products, cost of raw materials and plant maintenance and overhead. We have seen an increase in gross profitability in recent years as a result of the increase in our sales and the corresponding reduction in per unit costs attributable to greater production output. In 2015, our gross profit increased compared to 2014 primarily due to lower profitability in the Proprietary Products segment in 2014, and a small reduction in total revenues in 2015, due to increased cost of revenues attributable to our Proprietary Products segment, which offset the effect of the one-time $3.0 million inventory write-off in the second quarter of 2014. In 2016, our gross profit increased compared to 2015 primarily due to higher profitability in the Proprietary Products segment resulting from increase in Glassia sales and better product mix in the distribution segment compared to 2015.

Our gross margins are generally higher in our Proprietary Products segment (33%, 29% and 27% for the years ended December 31, 2016, 2015 and 2014, respectively), reflecting higher margins on our proprietary products than in our Distribution segment (14.5%, 12.3%, 12.2% for the years ended December 31, 2016, 2015 and 2014, respectively). In 2016, the gross margin in the Proprietary Products segment was higher than that of 2015 as a result of increase in the sales of Glassia which was offset by an unexpected continuation of the planned shutdown of our manufacturing plant and an inventory write-off in the fourth quarter of 2016.  In 2015, the gross margin in the Proprietary Products segment was higher than that of 2014 as a result of the effect of the lack of the one-time $3.0 million inventory write-off in the second quarter of 2014, which offset mainly lower profits resulting from our change in the mix of our product sold. We expect that our overall gross margins will increase to the extent that our sales from Proprietary Products segment increase as a percentage of our total sales, and we expect our gross margins in the Proprietary Products segment to increase further to the extent that our sales of Glassia (or other AAT products) increase as these products have higher gross margins than our immunoglobulin proprietary products sold in "rest of the world" (“ROW”) countries.

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

We expect our research and development expenses to remain stable in 2017 to reflect our plan to fund certain additional clinical trials for AAT for certain additional indications. However, actual spending could differ as our plans change and we invest in other drugs or potentially reduce our anticipated funding on research for existing products or partner with other parties to fund development.

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

Financial Expenses

Financial expenses are comprised of changes in the time value of provisions, changes in the fair value of financial assets or liabilities at fair value through profit and interest and amortization of bank loans and capital leases.

Taxes on Income

We have not been required to pay income taxes since 1997 other than tax withheld in a foreign jurisdiction in 2012 and 2016. In addition, during 2016 we paid $1.3 million to the Israel Tax Authority as a settlement agreement for the tax years 2004-2006.

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

As of December 31, 2016, we have net operating loss carryforwards of approximately $88.6 million. The net operating loss carryforwards have no expiration date. Following the full utilization of our net operating loss carryforwards, we expect that our effective income tax rate in Israel will reflect the benefits discussed above.

Results of Operations

The following table sets forth certain statement of operations data:

	Year Ended December 31,
	2016	2015	2014
	(in thousands, except per share data)
Revenues from Proprietary Products	$55,958	$42,952	$44,389
Revenues from Distribution	21,536	26,954	26,676
Total revenues	77,494	69,906	71,065
Cost of revenues from Proprietary Products	37,433	30,468	32,617
Cost of revenues from Distribution	18,411	23,640	23,406
Total cost of revenues	55,844	54,108	56,023
Gross profit	21,650	15,798	15,042
Research and development expenses	16,245	16,530	16,030
Selling and marketing expenses	3,243	3,652	2,898
General and administrative expenses	7,643	7,040	7,593
Operating income (loss)	(5,481)	(11,424)	(11,479)
Financial income	469	463	404
Income (expense) in respect of currency exchange differences and derivatives instruments	127	625	—

Financial expense	(126)	(934)	(2,086)
Income (loss) before taxes on income	(5,011)	(11,270)	(13,161)
Taxes on income	1,722	-	52
Net income (loss)	$(6,733)	$(11,270)	$(13,213)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Segment Results

	Change 2016 vs. 2015
	2016	2015	Amount	Percent

Revenues:
Proprietary Products	$55,958	$42,952	$13,006	30.2%
Distribution	$21,536	$26,954	(5,418)	(20.1)%
Total	$77,494	$69,906	$7,588	10.8%
Cost of Revenues:
Proprietary Products	$37,433	$30,468	$6,965	22.8%
Distribution	$18,411	$23,640	(5,229)	(22.1)%
Total	$55,844	$54,108	$1,736	3.2%
Gross Profit:
Proprietary Products	$18,525	$12,484	$6,041	48.3%
Distribution	$3,125	$3,314	(189)	(5.7)%
Total	$21,650	$15,798	$5,852	37.0%

Revenues

In the year ended December 31, 2016, we generated $77.5 million of total revenues, compared to $69.9 million in the year ended December 31, 2015, an increase of $7.6 million, or approximately 10.9%.  This increase was primarily due to a 13.0 million increase in our Proprietary Products segment revenues mainly due to an increase in sales of Glassia in United States, partially offset by a decrease of $5.4 million in our Distribution segment mainly attributable to decrease in sales of IVIG products due to increased competition for these products.

Cost of Revenues

In the year ended December 31, 2016, we incurred $55.8 million of cost of revenues, compared to $54.1 million in the year ended December 31, 2015, an increase of $1.7 million or approximately 3.2%. The cost of revenues in our Proprietary Products segment increased by $7.0 million, which was primarily due to increase of a $3.5 million in cost of products sold mainly due to increase in volume of sales and $ 2.6 million resulting from unexpected temporary shutdown of our manufacturing plant following a routine planned maintenance shutdown and inventory write-off occurred in the fourth quarter. The cost of revenues in our Distribution segment decreased by $5.2 million, which was primarily due to a decrease in volume of sales.

Gross profit in our Proprietary Products segment increased by $6.0 million in 2016, primarily due to an increase in sales of Glassia in United States, partially offset the unexpected temporary shutdown of our manufacturing plant and inventory write-off occurred in the fourth quarter of 2016. Gross profit in our Distribution segment remained stable.  As a percentage of total revenues, gross margin increased to 27.9% from 22.6% for the years ended December 31, 2016 and 2015. Gross margin for the Proprietary Products segment, as a percentage of revenues from that segment, was 33.1% and 29.1% for the years ended December 31, 2016 and 2015, respectively. Gross margin for the Distribution segment, as a percentage of revenues from that segment, was 14.5% and 12.3% for the years ended December 31, 2016 and 2015. The increase in gross profit margin was primarily driven by an increase in the Proprietary Products segment revenues.

Research and Development Expenses

In the year ended December 31, 2016, we incurred $16.2 million of research and development expenses, compared to $16.5 million in the year ended December 31, 2015, a slight decrease of $0.3 million, or approximately 2%. This decrease was primarily due to a $1.5 million decrease in facility costs allocated to research and development partially offset by an increase of $0.5 million in labor costs and a $0.3 million increase in clinical trial and external consultant costs mainly relating the submission of the MAA to EMA and the BLA to FDA. . Research and development expenses accounted for approximately 21.0% and 23.6% of total revenues for the years ended December 31, 2016 and 2015, respectively.

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015
	(in thousands)
Inhaled AAT	$2,695	$4,939
AAT for newly diagnosed Type-1 Diabetes	2,320	1,753
AAT IV for lung transplant rejection and for GvHD	194	-
Anti Rabies	1,772	-
Unallocated salary	5,237	4,566
Unallocated facility cost allocated to research and development	3,244	4,569
Unallocated other expenses	783	703
Total research and development expenses	$16,245	$16,530

Research and development expenses for Inhaled AAT for AATD decreased by $2.2 million due to the completion of the clinical trial and registration in the European Union that occurred in 2016 and the completion of phase II clinical trial in the U.S. Research and development expenses for Type-1 Diabetes increased by $0.6 million. In 2016, we had a $1.7 million expense due to BLA submission for our KamRAB product for Prophylaxis treatment of rabies disease in the United States.  Unallocated expenses are expenses that are not managed by project and are allocated between various tasks that are not always related to a major project. In the years ended December 31, 2016 and 2015, we incurred $5.2 million and $4.6 million, respectively, of unallocated salary expenses, $3.2 million and $4.6 million, respectively, of facility costs allocated to improvements in processes and $0.8 million and $0.7 million, respectively, of unallocated other expenses.

Our current intentions as to the short-term development timeline for our major development programs are described in “Business — Our Product Pipeline and Development Program,” and we also have long-term development goals. However, we cannot determine with full certainty the duration and completion costs of the current or future clinical trials of our major development programs or if, when, or to what extent we will generate revenues from the commercialization and sale of any product candidates. We or our strategic partners may never succeed in achieving marketing approval for any product candidates. The duration, costs and timing of clinical trials and our major development programs will depend on a variety of factors, including the uncertainties of future clinical and preclinical studies, uncertainties in clinical trial enrollment rates and significant and changing government regulation and whether our current or future strategic partners are committed to and make progress in programs licensed to them, if any. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We may not be able to commercialize our product candidates in development for numerous reasons.”

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

Selling and Marketing Expenses

In the year ended December 31, 2016, we incurred $3.2 million of selling and marketing expenses, compared to $3.7 million in the year ended December 31, 2015, a decrease of $0.5 million, or approximately 13%. This decrease was primarily due to a $0.3 million decrease in marketing support to distributors and $0.2 million decrease in marketing expenses. Selling and marketing expenses accounted for approximately 4.2% and 5.2% of total revenues for the years ended December 31, 2016 and 2015, respectively.

General and Administrative Expenses

In the year ended December 31, 2016, we incurred $7.6 million of general and administrative expenses, compared to $7.0 million in the year ended December 31, 2015, an increase of $0.6 million, or approximately 8.6%. This increase was primarily due to an increase of $0.5 million in labor costs.  General and administrative expenses accounted for approximately 9.9% and 10.1% of total revenues for the years ended December 31, 2016 and 2015, respectively.

Financial Income

In the years ended December 31, 2016, and December 31, 2015 we generated $0.5 million of financial income from our short term investment portfolio.

Expense in respect of currency exchange differences and derivatives instruments

In the year ended December 31, 2016, we incurred income of $0.1 million in respect of currency exchange differences on balances in other currencies versus the U.S. dollar compared to income of $0.6 million in the year ended December 31, 2015.

Financial Expenses

In the year ended December 31, 2016, we incurred $0.1 million of financial expenses, compared to $0.9 million in the year ended December 31, 2015, a decrease of $0.8 million, or approximately 88% associated with a decrease in financial expenses for our convertible debt which was fully repaid at the end of 2015.

Taxes on Income

In the year ended December 31, 2016, we had $1.7 million taxes on income mainly due to a settlement agreement with the Israeli Tax Authorities for the tax years 2004-2006, pursuant to which we paid $1.3 million. In the year ended December 31, 2015 we had no taxes on income.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Segment Results

	Year Ended December 31,		Change 2015 vs. 2014
	2015	2014	Amount	Percent
	(in thousands)
Revenues:
Proprietary Products	$42,952	$44,389	$(1.437)	(3.2)%
Distribution	26,954	26,676	278	1.0%
Total	$69,906	$71,065	$(1,159)	(1.6)%
Cost of Revenues:
Proprietary Products	$30,468	$32,617	$(2,149)	(6.6)%
Distribution	23,640	23,406	234	1.0%
Total	$54,108	$56,023	$(1,915)	3.4%
Gross Profit:
Proprietary Products	$12,484	$11,772	$712	(6.0)%
Distribution	3,314	3,270	44	1.63%
Total	$15,798	$15,042	$756	5.0%

Revenues

In the year ended December 31, 2015, we generated $69.9 million of total revenues, compared to $71.1 million in the year ended December 31, 2014, a decrease of $1.2 million, or approximately 0.2%.  This decrease was primarily due to a $1.4 million decrease in our Proprietary Products segment revenues, mainly due to decrease in sales volume, partially offset by an increase of $0.3 million in our Distribution segment mainly attributable to increased demand and marketing efforts.

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

Selling and Marketing Expenses

In the year ended December 31, 2015, we incurred $3.7 million of selling and marketing expenses, compared to $2.9 million in the year ended December 31, 2014, an increase of $0.8 million, or approximately 26%. This increase was primarily due to a $0.3 million increase in marketing support to distributors, $0.2 million increase in wages and $0.2 million increase in marketing expenses. Selling and marketing expenses accounted for approximately 5.2% and 4.0% of total revenues for the years ended December 31, 2015 and 2014, respectively.

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

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statements of operations data for the four quarters of fiscal years 2016 and 2015. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this Annual Report and, in the opinion of management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
	(in thousands)
Revenues from Proprietary Products	$17,688	$15,044	$12,106	$11,120	$17,525	$9,553	$12,708	$3,173
Revenues from Distribution	6,570	4,329	6,960	3,677	8,143	6,516	6,538	5,757
Total revenues	24,258	19,373	19,066	14,797	25,668	16,069	19,246	8,930
Cost of revenues from Proprietary Products	13,590	9,433	7,479	6,931	10,649	6,889	9,635	3,295
Cost of revenues from Distribution	5,700	3,644	5,958	3,089	6,954	5,472	5,971	5,243
Total cost of revenues	19,290	13,097	13,437	10,020	17,603	12,361	15,606	8,538
Gross profit	4,968	6,276	5,629	4,777	8,065	3,708	3,640	392
Research and development expenses	4,221	4,415	3,502	4,107	4,425	5,047	3,415	3,643
Selling and marketing expenses	686	866	856	835	966	950	944	799
General and administrative expenses	1,955	2,014	1,861	1,813	1,881	1,722	1,737	1,700
Operating income (loss)	(1,894)	(1,019)	(590)	(1,978)	793	(4,011)	(2,456)	(5,750)
Financial income	81	90	133	165	100	63	114	186
Income (expense) in respect of currency exchange differences and derivatives, net	259	(73)	90	(149)	205	(341)	248	513

Financial expense	(20)	(39)	(30)	(37)	(110)	(333)	(248)	(243)
Income (loss) before taxes on income	(1,574)	(1,041)	(397)	(1,999)	988	(4,622)	(2,342)	(5,294)
Taxes on income	234	-	1,188	300	-	-	-	-
Net income (loss)	$(1,808)	$(1,041)	$(1,585)	$(2,299)		$(4,622)	$(2,342)	$(5,294)

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations, payments received in connection with strategic partnerships and the issuance of convertible debentures, warrants to purchase our ordinary shares and other equity securities. The balance of cash and cash equivalents and short-term investments as of December 31, 2016, 2015 and 2014 totaled $28.6 million, $28.3 million and $51.9 million, respectively.

We have certain strategic partnership and distribution agreements under which we receive payments for the achievement of certain milestones. As of December 31, 2016, we received an aggregate of $45.5 million in payments under these agreements, and there are $59.5 million in payments under these agreements that we could potentially receive if we achieve the milestones set forth in such agreements. See “Item 4. Information on the Company— Strategic Partnerships — Chiesi (Inhaled AAT for AATD product)” and “Item 4. Information on the Company— Strategic Partnerships — Shire (Glassia).”

On October 15, 2009, we issued NIS 100 million (or approximately $26.0 million based on the exchange rate reported by the Bank of Israel on December 31, 2016) in aggregate principal amount of convertible debentures on the TASE. The convertible debentures fully matured on December 1, 2015. The convertible debentures were convertible into our ordinary shares at a rate of NIS 37.12 par value of debentures per ordinary share, subject to customary anti-dilution adjustments. During 2014 and 2013, debentures in the aggregate principal amount of approximately $7,000 and $6.5 million, respectively, were converted to ordinary shares. The rest was repaid during the years 2013, 2014 and 2015.

Our capital expenditures for the years ended December 31, 2016, 2015 and 2014 were $2.6 million, $2.7 million and $3.1 million, respectively. Our capital expenditures currently relate primarily to the maintenance and improvements of our facilities. We expect our capital expenditures to increase in the near term as we expand our manufacturing capacity to meet increasing demand to our products.

We believe our current cash and cash equivalents and short-term investments will be sufficient to satisfy our liquidity requirements for the next 12 months.

Cash Flows from Operating Activities

Net cash provided by operating activities was $1.9 million for the year ended December 31, 2016. This net cash provided by operating activities reflects a net loss of $6.7 million and non-cash expenses of $5.7 million and a decrease in trade receivables of $3.5 million that were collected during 2016.

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

Cash Flows from Investing Activities

Net cash provided by investing activities was $1.6 million for the year ended December 31, 2016. This net cash provided by investing activities reflects $4.2 million net cash proceeds from sale of short term investments, partially offset by investment in property, plant and equipment of $2.6 million.

Net cash provided by investing activities was $11.2 million for the year ended December 31, 2015. This net cash provided by investing activities reflects $13.9 million net cash proceeds from sale of short term investments, partially offset by investment in property, plant and equipment of $2.7 million.

Net cash used in investing activities was $26.8 million for the year ended December 31, 2014. This net use of cash reflects investment in property, plant and equipment of $3.1 million (including capital investment in the new logistic facility) and $23.7 million net cash invested in short term investments.

Cash Flows from Financing Activities

Net cash provided by financing activities was $1.5 million for the year ended 2016. This net cash provided by financing activities reflects a $1.5 million net receipt of long term loans. The Company has pledged specific assets which are the subject of those loans.

Net cash used by financing activities was $6.3 million for the year ended December 31, 2015. This net cash used by financing activities reflects a $7.8 million repayment of convertible debentures offset by $1.2 million proceeds from the exercise of share options and by $0.2 million receipt of long term loan.

Net cash used by financing activities was $7.6 million for the year ended December 31, 2014. This net cash used by financing activities reflects a $7.7 million repayment of convertible debentures partially offset by $0.1 million proceeds from the exercise of warrants.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations and commitments as of December 31, 2016 (in thousands):

	Total	Less than 1 Year	1 – 3 Years	4-5 Years	6 Year and thereafter
Purchase commitments	$29,617	-	-	-	-
Long-term debt obligations (1)	1,903	464	890	549	-
Operating lease obligations	6,195	782	1,437	1,117	2,859
Total	$37,715	$1,246	2,327	1,666	2,859

(1)	Includes interest payments on our long term loans which bear annually fixed interest rate in the range of 3.15%-3.55%.

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

Off-Balance Sheet Arrangements

As of December 31, 2016, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Inventory that is produced following a change in manufacturing process prior to final approval of regulatory authorities is subject to our estimates as to the probability of receipt of such approval. We periodically reassess the probability of such approval and the remaining shelf life of such inventory. If regulatory approval is not granted, the cost of this inventory will be charged to research and development expenses.

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

We recognized an impairment of non-financial assets in 2016 at an amount of $135,000.

Share-based Payment Transactions

Our employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions (options and restricted shares).

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. We use the binomial model when estimating the grant date fair value of equity settled share options. We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For options granted to service providers, the fair value is remeasured as the services are received. We use the share price at the grant date when estimating the grant date fair value of equity settled restricted shares.

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

Short-term investments

Our short term bank investments include deposits that have a maturity of more than three months from the deposit date but less than one year, financial assets held for trading at fair value through profit or loss and Available for Sale (“AFS”) financial investments that include equity investments and debt securities. Equity investments classified as AFS are those that are classified as neither held for trading nor designated as fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions. After initial measurement, AFS financial investments are subsequently measured at fair value with unrealized gains and losses recognized in OCI and credits in the AFS reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, at which time the cumulative loss is reclassified from AFS reserve to the statement of profit or loss as a finance cost. Interest earned while holding AFS financial investments is reported as interest income using the EIR (Effective Interest Rate) method.  For AFS financial investments, we assess at each reporting date whether there is objective evidence that an investment is impaired. We have classified all marketable securities as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date, because we may sell these securities prior to maturity to meet liquidity needs or as part of a risk versus reward assessment.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors as of March 1, 2017.

Name	Age	Position
Executive Officers:
Amir London	48	Chief Executive Officer
Gil Efron	51	Deputy Chief Executive Officer and Chief Financial Officer
Liliana Bar, PhD	62	Vice President, Research and Development & IP
Yael Brenner	54	Vice President, Quality
Shani Dotan	44	Vice President, Human Resources
Eran Nir	44	Vice President, Operations
Orit Pinchuk	52	Vice President, Regulatory Affairs
Dr. Naveh Tov	53	Vice President, Clinical Development and Medical Director for Pulmonary Diseases
Ruth Wolfson, PhD	70	Senior Vice President, Scientific Affaires

Directors:
Leon Recanati*	68	Chairman
David Tsur	66	Director, Active Deputy Chairman
Dr. Michael Berelowitz*	72	Director
Avraham Berger*	65	Director
Jonathan Hahn	34	Director
Dr. Abraham Havron*	69	Chairman of Audit Committee and Chairman of Compensation Committee
Gwen A. Melincoff *	64	Director
Saadia Ozeri*	47	Director
___________
*	Independent director under the Nasdaq listing requirements.

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

Eran Nir has served as our Vice President, Operations and Plant Manager since November 1, 2016. Mr. Nir has over 14 years of operations management experience in the pharmaceutical and medical industries. Mr. Nir’s recent roles include management of TEVA's Pharmaceutical plant in Jerusalem from 2002 to 2011, VP Operations of Amelia Cosmetics from 2014 to 2015 and management of a medical equipment plant of Philips Medical Systems from 2015 to 2016. Mr. Nir’s extensive experience spans across the management of large scale FDA and EMA- approved manufacturing facilities, tech-transfer of new products from development to production and the implementation of world-class operational excellence systems. Mr. Nir holds a B.Sc. degree in Industrial and Management Engineering and a MBA degree in Business Management, both from Ben-Gurion University.

Orit Pinchuk has served as our Vice President, Regulatory Affairs since October 2014. Ms. Pinchuk has experience of more than 20 years in the pharmaceutical industry, fulfilling key positions that cover, among others, disciplines of Regulatory Affairs and Compliance. Prior to joining Kamada, Ms. Pinchuk was at Teva Pharmaceuticals Industries, from 1993 to 2014, where she served as Director of Compliance and Regulatory Affairs, Operation Israel and Senior Director Regulatory Affairs, Research and Development and Operation Israel. Ms. Pinchuk has extensive experience with FDA, EMA and CANADA Health Authorities.  Ms. Pinchuk holds a B.Tech degree in Textile Chemistry from Shenkar College for Engineering and Design and M.Sc. degree in Applied Chemistry from the Hebrew University of Jerusalem.

Dr. Naveh Tov has served as our Vice President, Clinical Development and Medical Director for Pulmonary Diseases, since July 2016. Prior to joining us, Dr. Tov has served as our Medical Director in a part- time consultancy role, from 2007.  Dr. Tov served in both active hospital academic and clinical positions at Bnei Zion Medical Center, Haifa, Israel from 1994 through 2016.  Dr. Tov specializes in Internal, Pulmonary and Sleep Medicine and served as Head of the Pulmonary Unit and as Deputy of Internal Ward C at Bnei Zion Medical Center, for 14 years from 2002 through 2016.  During these years, Dr. Tov served in academia and held appointments at the Ruth and Bruce Rappaport Faculty of Medicine of The Technion – Israel Institute of Technology.  Dr. Tov is a member of the American Thoracic Society and the European Respiratory Society. Dr. Tov holds an M.D. and a Ph.D. from the Ruth and Bruce Rappaport Faculty of Medicine of The Technion – Israel Institute of Technology.

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

Directors

Leon Recanati has served on our board of directors since May 2005 and has served as Chairman since March 2013. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange.  Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., GlenRock Medical, Gov, Govli Limited, Microbes Inc., RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., and Shavit Capital Funds. He is currently Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion – Israel Institute of Technology and Tel Aviv University.

David Tsur has served as Active Deputy Chairman of our board of directors since July 2015. Prior to that, Mr. Tsur served as our Chief Executive Officer and a director since our inception. Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a BA degree in Economics and International Relations and an MBA in Business Management from the Hebrew University of Jerusalem.

Dr. Michael Berelowitz has served on our board of directors since August 2015.  Dr. Berelowitz brings over 40 years of clinical development and academic research experience, including 15 years of pharmaceutical development experience with Pfizer, Inc. From 2011 through 2015, Dr. Berelowitz served as a member of the board of directors of Endocrine Fellows Foundation and currently serves as the chair of the corporate governance and nominations committee and is a member of the audit comment of Recro Pharma, Inc. Dr. Berelowitz also currently serves as a member of the compensation committee of Oramed Pharmaceuticals Inc. where he has served on the board since May 2010. While at Pfizer, Dr. Berelowitz was Senior Vice President and Head of Clinical Development and Medical Affairs in the Specialty Care Business Unit. Dr. Berelowitz held various other roles at Pfizer, beginning as a Medical Director in the Diabetes Clinical Research team and then assuming positions of increasing responsibility. Prior to that, Dr. Berelowitz spent a number of years in academia and has held appointments at the University of Chicago, University of Cincinnati College of Medicine, SUNY at StonyBrook and, most recently, Mount Sinai School of Medicine. Dr. Berelowitz holds a MBChB degree from University Of Cape Town- School of Medicine.

Avraham Berger has served on our board of directors since August 2016. Mr. Berger was initially elected as an external director (within the meaning of the Companies Law) and served in such capacity until January 30, 2017, since which time he has served as an ordinary (non-external) director. Until 2014, Mr. Berger served as a senior partner and chief executive officer of PwC Israel, for more than 20 years.  Mr. Berger joined PwC Israel in 1976 and led it from 1991.  Mr. Berger has vast experience in mergers and acquisitions and complex public offerings, both in Israel and abroad.  Mr. Berger lectures at professional forums and has published several articles in the professional press.  Mr. Berger also serves as Chairman of the board of directors of TopAudio Ltd. and serves as director on the board of Weizmann Institute of Science.  Mr. Berger holds a Bachelor’s degree in Accounting and Economics awarded from Tel Aviv University and is a certified public accountant in Israel.

Jonathan Hahn has served on our board of directors since March 2010. Mr. Hahn serves as the President and a director of Tuteur where he has been since 2013. Prior to that, Mr. Hahn served as Strategic Planning Manager at Tuteur and held a business development position in Forest Laboratories, Inc., based in New York. Mr. Hahn holds a BA degree from San Andrés University and an MBA degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

Dr. Abraham Havron has served on our board of directors since March 2011. Mr. Havron was initially elected as an external director (within the meaning of the Companies Law) and served in such capacity until January 30, 2017, since which time he has served as an ordinary (non-external) director. From 2005 to 2014, Dr. Havron has served as the Chief Executive Officer and a director of PROLOR Biotech Ltd., which in 2013 merged with OPKO Health Inc. Dr. Havron is a 35-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories Ltd. (a subsidiary of Merck Serono S.A.) from 1980 to 1987. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., based in Rehovot, Israel (now, a subsidiary of Ferring Pharmaceuticals) from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Since 2014, Dr. Havron has also served on the board of directors of MediWound Ltd. (Nasdaq: MDWD) and Enlivex Theraputics Ltd., a private company.  Dr. Havron earned his PhD in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow at the Harvard Medical School, Department of Radiology.

Gwen A. Melincoff has served on our board of directors since February, 2017.  Ms. Melincoff has over 25 years of leadership experience in the biotechnology and pharmaceutical industries. Her experience has spanned public and private company boards, venture financing, business development, licensing, mergers and acquisitions, research operations, marketing, product management and project management. Ms. Melincoff is an advisor to Phase 1 Ventures and Verge Genomics. From August 2014 to September 2016, she served as Vice President of Business Development at BTG International Inc. a UK- specialist healthcare company. From September 2004 to the December 2013, Ms. Melincoff was Senior Vice President of Business Development at Shire Pharmaceuticals. Additionally, from 2010 to 2013 she led the Strategic Investment Group (SIG). Ms. Melincoff served as a board member/board observer at Tobira Therapeutics (acquired by Allergan), DBV Technologies, AM Pharma, ArmaGen Technologies, Promethera Biosciencs, Naurex Inc. (acquired by Allergan) and Enterome. Ms. Melincoff was named a “Top Women in Biotech 2013” by Fierce Biotech as well as being named to the Powerlist 100 of Corporate Venture Capital in 2012 and 2013. Prior to joining Shire, Ms. Melincoff held managerial and business development position at various pharmaceutical companies such as Adolor Corporation. Ms. Melincoff has a B.S in Biology, a Master’s of Science in Management, and has attained the designation of the Certified Licensing Professional (CLP™).

Saadia Ozeri has served on our board of directors since May 8, 2016.  Mr. Ozeri has extensive experience across a broad range of industries and geographies in business strategy, management and financing.  Since August 2013, Mr. Ozeri has served as the Chief Executive Officer of Kuf Dalet (104) Ltd., a private holding company engaged in investments in technology, real estate and infrastructure.  Mr. Ozeri also serves as the Chairman of the Board of Rotshtein Nadlan Ltd., a real estate public company traded on the TASE.  Since December 2007, Mr. Ozeri has provided consulting services to the Hahn family, including with respect to its holdings in our Company.  Mr. Ozeri served as our Chief Financial Officer from 2004 to 2007, leading our initial public offering and listing on the TASE.  Mr. Ozeri holds a BA degree (majoring in Accountancy) from the College of Management – Academic Studies and is a certified public accountant in Israel.

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

Board of Directors

Under our articles of association, the number of directors on our board of directors must be no less than five and no more than 11.  Our current board of directors consists of eight directors, six of whom qualify as “independent directors” under the Nasdaq listing requirements, such that we comply with the NASDAQ Listing Rule that requires that a majority of our board of directors be comprised of independent directors, within the meaning of NASDAQ Listing Rules.

Our directors are elected by the vote of a majority of the ordinary shares present, in person or by proxy, and voting at a shareholders’ meeting. Each director will hold office until the first annual general meeting of shareholders following his or her appointment, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our articles of association, may generally be filled by a vote of a simple majority of the directors then in office.

A general meeting of our shareholders may remove a director from office prior to the expiration of his or her term in office by a resolution adopted by holders of a majority of our shares voting on the proposed removal, provided that the director being removed from office is given a reasonable opportunity to present his or her case before the general meeting.

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

However, according to a recent amendment to regulations promulgated under the Companies Law, a company whose shares are traded on certain stock exchanges outside Israel (including the Nasdaq Global Select Market, such as our company) that does not have a controlling shareholder and that complies with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt itself from the requirements of Israeli law with respect to (i) the requirement to appoint outside directors and that one outside director serve on each committee of the board of directors authorized to exercise any of the powers of the board of directors; (ii) certain limitations on the employment or service of an outside director or his or her spouse, children or other relatives, following the cessation of the service as an outside director, by or for the company, its controlling shareholder or an entity controlled by the controlling shareholder; (iii) the composition, meetings and quorum of the audit committee; and (iv) the composition and meetings of the compensation committee.  If a company has elected to avail itself from the requirement to appoint external directors and at the time a director is appointed all members of the board of directors are of the same gender, a director of the other gender must be appointed.  According to the exemption, an external director serving at the time a company elects to adopt the exemption may continue to serve as an “ordinary” (non-external) director until the earlier of (i) the end of his/her term and (ii) the second annual general meeting after the adoption of the exemption (and thereafter may be re-elected for multiple terms), despite the two year “cooling off period during which former external directors are generally prohibited from serving in any capacity for an Israeli company following external director service.

On January 30, 2017, following analysis of our qualification to rely on the exemption, our board of directors determined to adopt the exemption, following which our former external directors, Dr. Abraham Havron and Avraham Berger, continue to serve as ordinary (non-external) directors.  In accordance with the exemption, Avraham Berger will continue to serve term as an ordinary (non-external) director until our 2018 annual general meeting, and may thereafter be re-elected as a director in accordance with the Companies Law. Dr. Havron’s term as an external director was scheduled to expire in January 2017, and therefore, he was appointed by our board of directors to serve as an ordinary (non-external) director until our next annual general meeting, and he may thereafter be re-elected as a director in accordance with the Israeli Companies Law.

Qualifications of External Directors

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

Until the lapse of a two-year period from the date that an external director has ceased to act as an external director, (1) neither the company, nor its controlling shareholders, including any corporations controlled by a controlling shareholder, may grant such former external director or his or her spouse or children any benefits (directly or indirectly), (2) such person may not be engaged to serve as an office holder at the company or any corporation controlled by a controlling shareholder, and (3) such person may not be employed or receive professional services for payment from a controlling shareholder, directly or indirectly, including through a corporation controlled by a controlling shareholder. Additionally, until the lapse of a one-year period from the date that an external director has ceased to act as an external director, any relative of the former external director who is not his or her spouse or children is subject to these prohibitions. However, if a company has elected to avail itself from the requirement to appoint external directors under the Companies law in accordance with an exemption provided under a recent amendment to regulations promulgated under the Companies Law (as described above), directors serving as external directors prior to the adoption of the exemption may continue to serve as “ordinary” directors and such two-year “cooling off” period shall not apply to those external directors.

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

Additional Provisions

Each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director, except that the audit committee and compensation committee are required to include all of the external directors, unless the company has elected to avail itself from the requirement to appoint external directors under the Companies law in accordance with an exemption provided under a recent amendment to regulations promulgated under the Companies Law (described above).

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

Audit Committee

Audit Committee Role

We have an audit committee consisting of Dr. Abraham Havron, Mr. Avraham Berger and Mr. Saadia Ozeri. Dr. Havron serves as the chairman of the audit committee. Our audit committee generally provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants. Our audit committee also acts as a corporate governance compliance committee and oversees the implementation and amendment, from time to time, of our policies for compliance with Israeli and U.S. securities laws and applicable Nasdaq corporate governance requirements, including non-use of inside information, reporting requirements, our engagement with related parties, whistleblower complaints and protection, and is also responsible for the handling of any incidents that may arise in violation of our policies or applicable securities laws.  Our board of directors has adopted an audit committee charter setting forth the specific responsibilities of the audit committee consistent with the Companies Law, and the rules and regulations of the SEC and the Nasdaq listing requirements, which include:

•
oversight of our independent auditors and recommending the engagement, compensation or termination of engagement of our independent auditors to the board of directors or shareholders for their approval, as applicable, in accordance with the requirements of the Companies Law;

•	pre-approval of audit and non-audit services to be provided by the independent auditors;

•	reviewing and recommending to the board of directors approval of our quarterly and annual financial reports; and

•	overseeing the implementation and amendment of our policies for compliance with Israeli and U.S. securities laws and applicable Nasdaq corporate governance requirements.

Additionally, under the Companies Law, the role of the audit committee includes: (1) determining whether there are delinquencies in the business management practices of our company, including in consultation with our internal auditor or our independent auditor, and making recommendations to the board of directors to improve such practices; (2) determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether any such transaction is an extraordinary or material transaction under the Companies Law; (3) determining whether a competitive process must be implemented for the approval of certain transactions with controlling shareholders or in which a controlling shareholder has a personal interest (whether or not the transaction is an extraordinary transaction), under the supervision of the audit committee or other party determined by the audit committee and in accordance with standards determined by the audit committee, or whether a different process determined by the audit committee should be implemented for the approval of such transactions; (4) determining the process for the approval of certain transactions with controlling shareholders that the audit committee has determined are not extraordinary transactions but are not immaterial transactions; (5) where the board of directors approves the work plan of the internal auditor, examining such work plan before its submission to the board of directors and proposing amendments thereto; (6) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities; (7) examining the scope of our auditor’s work and compensation and submitting its recommendation with respect thereto to the corporate body considering the appointment thereof (either the board of directors or the shareholders at the general meeting); and (8) establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

Generally, the audit committee must include all of the external directors, a majority of its members must be independent directors, as defined in the Companies Law, and the chairman of the audit committee must be an external director.  However, according to a recent amendment to regulations promulgated under the Companies Law, an Israeli company whose shares are traded on certain stock exchanges outside Israel (including the Nasdaq Global Select Market, such as our company) that does not have a controlling shareholder (within the meaning of the Companies Law), such as ourselves, and that complies with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt itself from the requirements of Companies Law with respect to (among other things) (i) the composition, quorum and majority requirements at meetings of the audit committee and (ii) the composition of the compensation committee and meetings of the compensation committee. On January 30, 2017, following analysis of our qualification to rely on the exemption, our Board of Directors determined to adopt the exemption.

Listing Requirements

Under the Exchange Act and Nasdaq listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our board of directors has affirmatively determined that each member of our audit committee qualifies as an “independent director” for purposes of serving on an audit committee under the Exchange Act and Nasdaq listing requirements. Our board of directors has determined that each of Avraham Berger and Saadia Ozeri qualify as an “audit committee financial expert,” as defined in Item 407(d)(5) of Regulation S-K.  All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq.

Approval of Transactions with Related Parties

The approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “— Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law.” The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the majority of the members of the audit committee are present, of whom a majority must be independent directors, and at least one of whom is an external director, provided that this requirement shall not apply if a company has elected to avail itself from the requirement to appoint external directors under the Companies Law in accordance with an exemption provided under a recent amendment to regulations promulgated under the Companies Law (as described above). The audit committee is also required to determine whether certain related party transactions are “material” or “extraordinary” for purposes of determining which approvals are required for such transactions.

Compensation Committee

We have a compensation committee consisting of our Dr. Abraham Havron, Mr. Avraham Berger and Mr. Leon Recanati. Dr. Havron serves as the chairman of the compensation committee. Under Nasdaq listing requirements, we are required to maintain a compensation committee consisting of at least two members, each of whom is an “independent director” under the Nasdaq listing requirements.  Our board of directors has affirmatively determined that each member of our compensation committee qualifies as an “independent director” under the Nasdaq listing requirements.

Pursuant to the Companies Law, a compensation committee must be comprised of no fewer than three members and, subject to certain exceptions, must include all of the external directors, whom will form a majority of its members. The Companies Law also provides restrictions as to who may serve on the compensation committee.  See “— Audit Committee — Companies Law Requirements.”  However, according to a recent amendment to regulations promulgated under the Companies Law, an Israeli company whose shares are traded on certain stock exchanges outside Israel (including the Nasdaq Global Select Market, such as our company) that does not have a controlling shareholder and that complies with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt itself from the requirements of the Companies Law with respect to (among other things) the composition and meetings of the compensation committee.  On January 30, 2017, following analysis of our qualification to rely on the exemption, our Board of Directors determined to adopt the exemption.

We rely on the “foreign private issuer exemption” with respect to the Nasdaq requirement to have a formal charter for the compensation committee.

Finance Committee

Our finance committee is responsible for considering and making recommendations to the board of directors on the management of our financial resources and financial strategies and transactions, including our capital structure and corporate finance activities, investment management and financial risk management (including foreign currency exchange and interest rate exposures). Our finance committee currently consists of Saadia Ozeri, an independent director under Nasdaq listing requirements, Mr. Jonathan Hahn and Mr. David Tsur, who serves as the chairman of the finance committee.

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

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, the terms of services provided by a controlling shareholder or his or her relative, directly or indirectly (including through a corporation controlled by a controlling shareholder), the terms of employment of a controlling shareholder or his or her relative who is employed by the company and who is not an office holder and the terms of service and employment, including exculpation, indemnification or insurance, of a controlling shareholder or his or her relative who is an office holder , require the approval of each of the audit committee or the compensation committee with respect to terms of service and employment by the company as an office holder, employee or service provider, the board of directors and the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

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

Our initial compensation policy was approved by our shareholders on January 28, 2014 and amended by our shareholders on June 30, 2015. On August 30, 2016, our shareholders approved and adopted an amended and restated Compensation Policy, which applies to the following office holders: the chief executive officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and directors. The compensation policy has been drafted and approved in accordance with the requirements of the Companies Law and determines (among other things) the amount of the compensation of our office holders, its components, the maximum values for the various components of compensation, and the method for determining compensation.

Compensation of Directors

We currently pay Avraham Berger, a former external director who currently serves as an ordinary (non-external) director, who is a financial expert under the Companies Law, an annual fee of NIS 113,686 (approximately $29,601), as well as a fee of NIS 4,371 (approximately $1,138) for each board or committee meeting attended in person, NIS 2,623 (approximately $683) for each board or committee meeting attended via telephone or videoconference and NIS 2,185 (approximately $569) for participation by written consent.

We currently pay Dr. Avraham Havron, a former external director who currently serves as an ordinary (non-external) director, an annual fee of NIS 85,352 (approximately $22,223), as well as a fee of NIS 3,285 (approximately $855) for each board or committee meeting attended in person, NIS 1,971 (approximately $513) for each board or committee meeting attended via telephone or videoconference and NIS 1,643 (approximately $428) for participation by written consent.

We currently pay our other directors (other than the Active Deputy Chairman) an annual fee of NIS 68,908 (approximately $17,942), as well as a fee of NIS 2,563 (approximately $667) for each board or committee meeting attended in person, NIS 1,538 (approximately $400) for each board or committee meeting attended via telephone or videoconference and NIS 1,282 (approximately $334) for participation by written consent.

We pay Mr. Tsur, in consideration for his services as Active Deputy Chairman on a half-time basis, in which capacity he has served since July 1, 2015, a monthly gross salary of NIS 45,000 (approximately 11,717), in addition to the cash consideration paid to our Active Deputy Chairman.  Mr. Tsur is entitled to annual leave in accordance with Israeli law and is entitled to use vacation days accumulated in his capacity as Chief Executive Officer during the term of his service as Active Deputy Chairman.  Commencing July 1, 2017, either Mr. Tsur or we may terminate Mr. Tsur’s engagement as Active Deputy Chairman upon six months prior written notice (payment in lieu of such notice period is permitted at our discretion).  In the event of termination of Mr. Tsur’s engagement as Active Deputy Chairman by us other than for cause, Mr. Tsur shall be entitled to six gross monthly salaries, as well as additional deposits into his manager’s insurance policy.

From time to time, we grant options to directors. Most recently, in accordance with our shareholders’ approval, on August 30, 2016, we granted each of our directors (other than Mr. Leon Recanti and Mr. David Tsur) options to purchase 5,000 ordinary shares and we granted Mr. Leon Recanti and Mr. David Tsur options to purchase 10,000 ordinary shares. The options shall be exercisable on a cashless basis based on an exercise price of NIS 15.20 (approximately $3.92) per share (equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days immediately prior to the approval of the option grant by our board of directors plus 5%; and (ii) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our board of directors). The options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  The options were granted under the 2011 Israeli Share Option Plan. The foregoing terms are in accordance with our compensation policy, as amended by our shareholders at the general meeting held on August 30, 2016.

Except with respect to Mr. David Tsur, our Active Deputy Chairman, as described above, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

To our knowledge, there are no agreements and arrangements between any director and any third party relating to compensation or other payment in connection with their candidacy or service on our Board of Directors.

Under the Companies Law, the compensation (including insurance, indemnification, exculpation and compensation) of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. The approval of the compensation committee and board of directors must be in accordance with the compensation policy. In special circumstances, the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law, in which case the approval of the company’s shareholders requires that either:

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

Compensation of Executive Officers

The aggregate compensation incurred by us in relation to our executive officers and our Active Deputy Chairman of the Board of Directors, including share-based compensation, for the year ended December 31, 2016, was approximately $3.1million. This amount includes approximately $119,336 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders, namely our Chief Executive Officer, Deputy Chief Executive Officer and Chief Financial Officer, Active Deputy Chairman of the Board of Directors, Vice President Medical Director and Vice President Research and Development, as of December 31, 2016.

Name and Position	Salary	Bonus(1)	Value of Options Granted(2)	Other(3)	Total
	(in thousands)
Amir London Chief Executive Officer	$269	$140	$97	$20	$526
Gil Efron Deputy Chief Executive Officer and Chief Financial Officer	$260	$103	$46	$20	$429
David Tsur Active Deputy Chairman of the Board of Directors	$169	$-	$149	$28	$346
Eran Schenker Vice President Medical Director	$188	$36	$25	$16	$265
Liliana Bar Vice President R&D	$186	$34	$20	$17	$257

(1)
The annual bonus is subject to the fulfillment of certain targets determined for each year by the board of directors (for our Chief Executive Officer) and by our Chief Executive Officer (for our other executive officers).

(2)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2016 with respect to all options granted to such executive officer.

(3)	Cost of use of company car.

Compensation of Officers Other than the Chief Executive Officer

Pursuant to the Companies Law, the compensation (including insurance, indemnification and exculpation) of a public company’s office holders (other than directors, which is described above, and the chief executive officer, which is described below) generally requires approval first by the compensation committee and second by the company’s board of directors, according to the company’s compensation policy. In special circumstances the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law and such arrangement must be approved by the company’s shareholders provided that either:

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

However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s compensation policy, the compensation committee and board of directors may, in special circumstances, override the shareholders’ decision, subject to certain conditions.

An amendment to an existing arrangement with an office holder (other than the chief executive officer) who is not a director requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement.  However, according to a recent amendment to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer and the company’s compensation policy determines that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) will be approved by the chief executive officer and (ii) the engagement terms are consistent with the company’s compensation policy.

Compensation of Chief Executive Officer

The compensation (including insurance, indemnification and exculpation) of a public company’s chief executive officer generally requires the approval of first, the company’s compensation committee; second, the company’s board of directors; and third (except for limited exceptions), a majority of the company’s shareholders provided that either:

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

Under the Companies Law, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions.  The compensation committee and board of directors approval should be in accordance with the company’s compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law and that shareholder approval was obtained by the Special Approval for Compensation.

Under certain circumstances, the compensation committee and board of directors may waive the shareholder approval requirement in respect of the compensation arrangements with a candidate for chief executive officer if they determine that the compensation arrangements are consistent with the company’s stated compensation policy.

However, an amendment to an existing arrangement with an executive officer (who is not a director) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement.  Furthermore, according to a recent amendment to regulations promulgated under the Companies Law, the renewal or extension of an existing arrangement with a chief executive officer shall not require shareholder approval if (i) the renewal or extension is not beneficial to the chief executive officer as compared to the prior arrangement or there is no substantial change in the terms and other relevant circumstances; and (ii) the engagement terms are consistent with the company’s compensation policy and the prior arrangement was approved by the shareholders by the Special Approval for Compensation.

Where the office holder is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described above under “— Disclosure of Personal Interests of a Controlling Shareholders and Approval of Certain Transactions.”

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in the company’s articles of association. Our articles of association include such a provision. However, we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Companies Law). We may also not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

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

We have entered into indemnification and exculpation agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Companies Law)) and undertaking to indemnify them to the fullest extent permitted by the Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements. Under such agreements, the maximum aggregate amount of indemnification that we may pay to all of our office holders together is (i) for office holders who joined our company before May 31, 2013, the greater of 30% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment and NIS 20 million, and (ii) for office holders who joined our company after May 31, 2013, 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment.

We are not aware of any pending or threatened litigation or proceeding involving any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Agreements with Five Most Highly Compensated Senior Office Holders

We have entered into agreements with each of our five most highly compensated office holders, listed below. The terms of employment or service of such office holders are directed by our compensation policy. See “— Compensation Policy.” Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. Except for David Tsur, our Active Deputy Chairman, such office holders are entitled to an annual bonus subject to the fulfillment of certain targets determined for each year by the board of directors (for our chief executive officer) and by our chief executive officer (for the other office holders). In addition, all such executive officers are entitled to a company car, as well as sick pay, convalescence pay, manager’s insurance and a study fund (“keren hishtalmut”), all in accordance with Israeli law, and annual leave.

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

Gil Efron, Deputy Chief Executive Officer and Chief Financial Officer.  Mr. Efron has served as our Deputy Chief Executive since July 2015, along with his position of our Chief Financial Officer in which he has served since September 2011. Effective as of September 1, 2011, we entered into an employment agreement with Gil Efron with respect to his employment as our chief financial officer. Either party may terminate the agreement at any time upon three months' prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

David Tsur, Active Deputy Chairman of the Board of Directors. Mr. Tsur has served as our Active Deputy Chairman of the Board of Directors since July 2015, on a half-time basis. Prior to that, Mr. Tsur served as our Chief Executive Officer and a director since our inception. Mr. Tsur’s engagement terms as our Active Deputy Chairman have been approved by our Compensation Committee, the Board of Directors and our shareholders. According to the terms of the agreement, either party may terminate the agreement at any time upon six months' prior written notice to the other party (payment in lieu of such notice period is permitted at our discretion), and we may terminate the agreement immediately for cause in accordance with Israeli law. In addition, in the event of termination of Mr. Tsur’s engagement as Active Deputy Chairman by us other than for cause, Mr. Tsur shall be entitled to six gross monthly salaries, as well as additional deposits into his manager’s insurance policy.

Dr. Eran Schenker, former Vice President Medical Director. Dr. Schenker served as our Vice President Medical Director since March 2015 until February 2017. Effective as of March 2015, we entered into an employment agreement with Dr. Schenker with respect to his employment as our Vice President Medical Director. Either party may terminate the agreement at any time upon three months' prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

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

Other Executive Officers

We have entered into written employment agreements with the rest of our executive officers. The terms of employment of our executive office holders are directed by our compensation policy.  See “— Compensation Policy.” Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide up to three months’ notice prior to terminating the employment of such executive officers, other than in the case of a termination for cause. Each of our employment agreements with such executive officers provides for annual bonuses, which are subject to the fulfillment of certain targets determined for each year, and the executive officers are also entitled to special bonuses upon the achievement of certain company milestones.

Employees

As of December 31, 2016, we employed 377 employees, including 193 in Operations, 92 in Quality, 19 in Research and Development, 19 in Regulation, 17 in Business Development, 8 in Medical, 14 in Human Resources and 15 in Finance. As of December 31, 2015, we employed 319 full-time employees, including 159 in Operations, 79 in Quality, 18 in Research and Development, 17 in Regulation, 14 in Business Development, 8 in Medical, 10 in Human Resources and 14 in Finance. As of December 31, 2014, we employed 302 full-time employees, including 161 in Operations, 69 in Quality, 18 in Research and Development, 17 in Regulation, 12 in Business Development, 12 in Human Resources and 13 in Finance. As of December 31, 2016, 2015 and 2014, all of our employees were located in Israel.

We signed a collective bargaining agreement with the Histadrut (General Federation of Labor in Israel) and the employees’ committee in December 2013, which will expire in December 2017. Approximately 55% of our employees currently work under the collective bargaining agreement signed in December 2013. All of them work in our Beit Kama facility. The collective bargaining agreement governs certain aspects of our employee-employer relations, such as: firing procedures, annual salary raise, eligibility for certain compensation terms and welfare.

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

The percentage of beneficial ownership of our ordinary shares is based on 36,448,182 ordinary shares outstanding as of February 28, 2017. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of this Annual Report are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Name	Number	Percentage
Amir London (1)	88,344	*
Gil Efron (2)	142,063	*
Dr. Liliana Bar (3)	35,000	*
Yael Brenner (4)	14,500	*
Shani Dotan (5)	26,063	*
Eran Nir (6)	4,166	*
Orit Pinchuk (7)	22,000	*
Dr. Eran Schenker (8)	40,703	*
Dr. Naveh Tov (9)	9,730	*
Dr. Ruth Wolfson (10)	40,071	*
Leon Recanati (11)	4,008,123	10.99%
David Tsur (12)	1,105,662	3.01%
Dr. Michael Berelowitz	-	*
Avraham Berger	-	*
Jonathan Hahn (13)	3,084,252	8.46%
Dr. Abraham Havron (14)	17,992	*
Gwen A. Melincoff	-	-
Saadia Ozeri (15)	4,255	*
Directors and Executive Officers as a group (18 persons)	8,642,922	23.22%
________
*	Less than 1% of our ordinary shares.

(1)
Includes 6,000 restricted shares and options to purchase 82,344 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 20.34 (or $5.29) per share, which expire between May 15, 2020 and February 28, 2023. Does not include unvested options to purchase 83,157 ordinary shares that are not exercisable within 60 days of this Annual Report.

(2)
Includes 5,000 restricted shares and options to purchase 137,063 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 25.35 (or $6.59) per share, which expire between June 13, 2018 and February 28, 2023. Does not include unvested options to purchase 23,438 ordinary shares that are not exercisable within 60 days of this Annual Report.

(3)
Includes options to purchase 35,000 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 37.84 (or $9.84) per share, which expire between February 28, 2019 and February 28, 2023.  Does not include unvested options to purchase 7,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(4)
Includes 2,000 restricted shares and options to purchase 12,500 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 17.59 (or $4.58) per share, which expire between October 27, 2021and February 28, 2023. Does not include unvested options to purchase 18,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(5)
Includes 2,000 restricted shares and options to purchase 24,063 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 29.67 (or $7.72) per share, which expire between October 27, 2021and February 28, 2023.  Does not include unvested options to purchase 14,438 ordinary shares that are not exercisable within 60 days of this Annual Report.

(6)	Subject to 4,166 restricted shares. Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(7)
Includes 2,000 restricted shares and options to purchase 20,000 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 27.15 (or $7.06) per share, which expire between July 13, 2020 and February 28, 2023.  Does not include unvested options to purchase 13,500 ordinary shares that are not exercisable within 60 days of this Annual Report

(8)
Includes 2,000 restricted shares and options to purchase 12,500 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 17.59 (or $4.58) per share, which expire between July 13, 2020 and February 28, 2023. Does not include unvested options to purchase 18,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(9)
Includes 4,167 restricted shares and includes options to purchase 5,563 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of  NIS 18.18 (or $4.73) per share, which expire between May 14, 2020 and February 28, 2023. Does not include unvested options to purchase 14,938 ordinary shares that are not exercisable within 60 days of this Annual Report.

(10)
Includes options to purchase 37,344 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 44.47 (or $11.57) per share, which expire between May 14, 2020 and February 28, 2023. Does not include unvested options to purchase 7,657 ordinary shares that are not exercisable within 60 days of this Annual Report.

(11)
Mr. Recanati holds 677,479 ordinary shares directly and 3,295,644 ordinary shares indirectly through Gov. Gov is wholly-owned by Mr. Recanati, the Chairman of our board of directors, who exercises sole voting and investment power over the shares held by Gov. In addition includes options to purchase 35,000 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 31.30 (or $8.14) per share, which expire between May 14, 2020 and February 28, 2023. Does not include unvested options to purchase 20,000 ordinary shares that are not exercisable within 60 days of this Annual Report.

(12)
Includes options to purchase 334,375 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 45.10 (or $11.73) per share, which expire between June 8, 2018 and February 28, 2023. Does not include unvested options to purchase 47,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(13)
Mr. Jonathan Hahn directly holds 313,841 ordinary shares and options to purchase 18,750 ordinary shares exercisable within 60 days of this Annual Report, at an exercise price of NIS 29.9 (or $7.78) per share, which expire between May 14, 2020 and February 28, 2023. In addition, we were informed that Mr. Hahn holds 25% of the shares of Sinara Financing S.A. (“Sinara”), which holds 100% of the shares of Damar Chemicals Inc. (“Damar”), which directly holds 2,751,661 ordinary shares. We were informed that additional 50% of the shares of Sinara are held by Mr. Hahn’s siblings, who also directly hold an aggregate 576,649 ordinary shares. Does not include unvested options to purchase 11,250 ordinary shares that are not exercisable within 60 days of this Annual Report.

(14)
Includes 1,742 shares owned by Operon Consultants Ltd., which is wholly-owned by Dr. Havron. Dr. Havron also holds options to purchase 16,250 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 33.09 (or $8.61) per share, which expire between May 14, 2020 and February 28, 2023.  Does not include unvested options to purchase 8,750 ordinary shares that are not exercisable within 60 days of this Annual Report.

(15)	Does not include unvested options to purchase 5,000 ordinary shares that are not exercisable within 60 days of this Annual Report.

Equity Compensation Plans

In 2005, we adopted our 2005 Israeli Share Option Plan (the “2005 Plan”).  We ceased to grant options under the 2005 Plan in 2010 and the 2005 Plan expired on July 5, 2015.

In July 2011, we adopted our 2011 Israeli Share Option Plan and in September 2016, we amended and renamed it as the 2011 Israeli Share Award Plan (the “2011 Plan”).  Under the 2011 Plan, we are authorized to grant options and restricted shares to directors, officers, employees, consultants and service providers of our company and subsidiaries. The 2011 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. The 2011 Plan, which is effective until July 23, 2021, is designed to reflect the provisions of the Israeli Tax Ordinance, which affords certain tax advantages to Israeli employees, officers and directors that are granted options in accordance with its terms. The 2011 Plan may be administered by our board of directors either directly or upon the recommendation of the compensation committee.

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

Beginning in 2016, we have also granted restricted shares to our officers. The restricted shares awarded under the 2011 Plan will vest over a period of four years in 13 installments: 25% of the restricted shares will vest on the first anniversary of the grant date and 6.25% of the remaining restricted shares will vest at the end of each quarter thereafter.  The restricted shares will be exercisable for 6.5 years following the date of grant and all unexercised restricted shares will expire immediately thereafter.

In the event of certain transactions, such as our being acquired, or a merger or reorganization or a sale of all or substantially all of our assets, awards then outstanding under the 2011 Plan shall be assumed or substituted for shares or other securities of the surviving or acquiring entity as were distributed to our shareholders in connection and the transaction, subject to an appropriate adjustment to the exercise price (if applicable). The board or the compensation committee may determine that the terms of certain awards under the 2011 Plan include a provision that their vesting schedules will be accelerated such that they will be exercisable prior to the closing of such a transaction, if the awards are not assumed or substituted by the successor company.

Options and restricted shares granted to our employees under the 2011 Plan were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance, under the capital gains alternative. In order to comply with the capital gains alternative, all such options and restricted shares under the 2011 Plan are granted or issued to a trustee and are to be held by the trustee for at least two years from the date of grant. Under the capital gains alternative, we are not allowed an Israeli tax deduction for the grant of the options or issuance of the shares issuable thereunder.

On April 27, 2015, our board of directors approved an increase in the number of ordinary shares reserved for issuance under the 2011 Plan by 500,000 ordinary shares and on May 8, 2016, our board of directors approved a further increase in the number of ordinary shares reserved for issuance under the 2011 Plan by 200,000 shares. As of December 31, 2016, an aggregate of 76,718 ordinary shares were reserved for future issuance under the 2011 Plan (subject to certain adjustments specified in the 2011 Plan), and options to purchase 2,487,236 ordinary shares were outstanding under the 2011 Plan and 27,333 restricted shares were outstanding under the 2011 Plan.  Any ordinary shares underlying options that expire prior to exercise or restricted shares that are forfeited under the 2011 Plan will become again available for issuance under the 2011 Plan.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each person known to us to own beneficially more than 5% of our ordinary shares.

The percentage of beneficial ownership of our ordinary shares is based on 36,448,182 ordinary shares outstanding as of February 28, 2017. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of this Annual Report are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Name	Number	Percentage
Hahn Family (1)	3,660,901	10.04%
Leon Recanati (2)	4,008,123	10.99%
D.S Apex Holdings group (3)	2,733,731	7.50%
The Phoenix Holding Ltd. (4)	2,978,752	8.17%
Yelin Lepidot (5)	2,708,910	7.43%
_________________

(1)
Mr. Jonathan Hahn directly holds 313,841 ordinary shares and options to purchase 18,750 ordinary shares exercisable within 60 days of this Annual Report, at an exercise price of NIS 29.9 (or $7.78) per share, which expire between May 14, 2020 and February 28, 2023.  In addition, we were informed that Mr. Hahn holds 25% of the shares of Sinara Financing S.A. (“Sinara”), which holds 100% of the shares of Damar Chemicals Inc. (“Damar”), which directly holds 2,751,661 ordinary shares. We were informed that an additional 50% of the shares of Sinara are held by Mr. Hahn’s siblings, who also directly hold an aggregate of 576,649 ordinary shares. Does not include unvested options to purchase 11,250 ordinary shares directly held by Mr. Jonathan Hahn that are not exercisable within 60 days of this Annual Report.

(2)
Mr. Recanati holds 677,479 ordinary shares directly and 3,295,644 ordinary shares indirectly through Gov. Gov is wholly-owned by Mr. Recanati, the Chairman of our board of directors, who exercises sole voting and investment power over the shares held by Gov. In addition, Mr. Recanati holds options to purchase 35,000 ordinary shares exercisable within 60 days of this Annual Report at an exercise price of NIS 31.30 (or $8.14) per share, which expire between May 14, 2020 and February 28, 2023. Does not include unvested options to purchase 20,000 ordinary shares that are not exercisable within 60 days of this Annual Report.

(3)
Based solely upon, and qualified in its entirety with reference to, a notice dated January 10, 2017 submitted to our company. To the best of our knowledge, BRM Group Ltd. and Mr. Zvi Stepak are the joint controlling shareholders of DS Apex Holdings Ltd. (“DS Apex”). BRM Group Ltd. is a private investment company beneficially owned by Messrs. Eli Barkat, Nir Barkat, and Yuval Rakavy.

(4)
Based solely upon, and qualified in its entirety with reference to, a notice dated January 2, 2017 submitted to our company.  To the best of our knowledge, the shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd.  The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding shares and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.  Each of the reporting persons disclaims beneficial ownership of the reported shares in excess of their actual pecuniary interest therein.

(5)
Based solely upon, and qualified in its entirety with reference to, Amendment No. 2 to Schedule 13G, filed on February 8, 2017.  According to the Schedule 13G/A, 431,886 ordinary shares are beneficially owned by mutual funds managed by Yelin Lapidot Provident Funds Management Ltd. and 277,024 ordinary shares are beneficially owned by provident funds managed by Yelin Lapidot Mutual Funds Management Ltd, each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”).  Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings.  Each of the reporting persons disclaims beneficial ownership of the reported shares. To our knowledge, based on information provided to us by our transfer agent in the United States, as of February 24, 2017, we had one shareholder of record who was registered with an address in the United States, holding approximately 6,420,031 of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years have been the following: From January 1, 2014 to the date of this Annual Report, the ownership percentage of Hahn family decreased by 3.33% from 13.37% to 10.04%. Mr. Leon Recanati's ownership percentage increased by 1.47% from 9.52% to 10.99% during such period. The Phoenix Holdings Group ownership percentage decreased by 0.49% from 8.66% to 8.17% during such period. The Yelin Lepidot group’s ownership percentage increased from less than 5% to 7.43% during such period. The DS Apex group’s ownership percentage increased by 0.8% from 7.01% to 7.50% during such period.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years have been the following. From January 1, 2014 to December 31, 2016, the ownership percentage of Hahn family decreased by 3.37% from 13.37% to 10.00%. Mr. Leon Recanati's ownership percentage increased by 1.50% from 9.52% to 10.98%. The Phoenix Holdings Group ownership percentage decreased by 0.50% from 8.66% to 8.16%. The Yelin Lepidot group’s ownership percentage increased from less than 5% to 7.33% during such period. The DS Apex group’s ownership percentage increased by 0.8% from 6.74% to 7.49%.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related Party Transactions

Tuteur S.A.C.I.F.I.A.

In August 2011, we entered into a distribution agreement with Tuteur that amends and restates a distribution agreement we entered into in November 2001. Tuteur is a company organized under the laws of Argentina and was formerly controlled by Mr. Ralf Hahn, the former Chairman of our board of directors. Mr. Jonathan Hahn, our director, is currently the President and a director of Tuteur. The amendment to the agreement was made as an arm’s length transaction, in connection with the expected completion of Glassia’s registration in Argentina and the commencement of its marketing in Argentina. On August 19, 2014, we entered into an amendment to the distribution agreement in order to add KamRho(D) as an additional product to be distributed by Tuteur and expanded the territories to include Bolivia. Pursuant to the distribution agreement, as amended, Tuteur serves as the exclusive distributor of Glassia and KamRho(D), in Argentina, Paraguay and Bolivia. Tuteur is obligated under the agreement to commence marketing, sales and distribution of the products within each country covered by the agreement within two months after the grant of regulatory approval in each such country. Commencing the second year following the date that Tuteur commences sales of the product in Argentina, Tuteur will be obligated to purchase minimum amounts of products in the territories, in the total annual amount of not less than $1,006,800. In 2016, Tuteur was awarded a one-time success bonus in the amount of $100,000 based on achieving certain sales targets in 2015. In 2016, our board of directors approved the payment to Tuteur of a non-material amount to be used for purpose of marketing activities aimed at locating new AATD patients and increasing the overall number of AATD patients treated with Glassia in Argentina. Such amount will be paid in several installments, according to the Tuteur's actual expenses for such purpose, until the end of September 2019.

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

Khairi S.A.

On June 4, 2016, we entered into a distribution agreement with Khairi S.A. (“Khairi”) for the distribution by Khairi of Glassia and KamRho(D) in Uruguay.  Distribution rights for Glassia and KamRho(D) in Uruguay were originally granted to Tuteur; however, as Tuteur is not incorporated in Uruguay, according to local regulatory requirements its ability to distribute pharmaceutical products in Uruguay is limited, while Khairi, which is located in the free trading zone in Uruguay, is not so limited.  The distribution agreement with Khairi is an arm’s length transaction, based on the terms of the distribution agreement previously signed with Tuteur. Mr. Leon Recanati (the Chairman of our board of directors), Mr. Jonathan Hahn (a director) and his siblings and Mr. Reuven Behar (who served as a director from April 2013 until May 2016) are shareholders of Khairi.  Mr. Reuven Behar serves as the chairman of the board of directors of Khairi.  In 2015 and 2016, Khari distributed our AAT product in Cuba in a non-material amount.  Our audit committee and board of directors approved the engagement of Khairi in accordance with the Companies Law.

Fischer Behar Chen Well Orion & Co.

Since our initial public offering on the Tel Aviv Stock Exchange in 2005, we have retained the services of Fischer Behar Chen Well Orion & Co as our Israeli counsel. Mr. Reuven Behar, who served as a director from April 2013 until May 2016, and since May 2016 attends board meetings as an observer, is a partner at Fischer Behar Chen Well Orion & Co.

Indemnification Agreements

We have entered into indemnification and exculpation agreements with each of our current officers and directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Companies Law)) and undertaking to indemnify them to the fullest extent permitted by the Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), including with respect to liabilities resulting from our initial public offering in the United States, to the extent such liabilities are not covered by insurance. See “Item 6. Directors, Senior Management and Employees — Exculpation, Insurance and Indemnification of Office Holders.”

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

Registration Rights Agreement

We entered into a registration rights agreement on April 14, 2013 with Damar, Leon Recanati, Gov and David Tsur (collectively, the “Holders”), pursuant to which our ordinary shares held by them at such time, or that may be held in the future by the Holders and their respective affiliates, are entitled to certain registration rights, as described below.

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

In connection with the shelf registration statement on Form F-3 that we filed with the SEC on November 28, 2016 (File No. 333-214816), all Holders waived their rights to include any of their registrable shares in the shelf registration statement.

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

Form F-3 Registration.  We may be required to effect an unlimited number of registrations at the request of any of the Holders on Form F-3 of all or any portion of their respective registrable shares provided that each such registration includes shares with an anticipated aggregate offering price of not less than $5.0 million (after deduction of underwriter discounts and commissions, share transfer taxes and expenses of sale) (“Short-Form Registration” and together with a Long-Form Registration, a “Demand Registration”). We will not be required to effect any Short Form Registration requested (i) within the nine month period after the effective date of a previously effective Short Form Registration, or (ii) during the period starting 60-days before our good faith estimate of the filing of any registration statement pertaining to our securities and ending three months following our good faith estimate of the effective date of any such registration statement (subject to limited exceptions). In addition, we will be able to delay the filing of a Form F-3 registration statement once in any 12-month period for a period not to exceed 90 consecutive days from the date of the request if, in the good faith determination of our board of directors, it would not be in our best interest or in the best interest of our shareholders for such registration statement to be filed or effected at such time.

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

Termination.   All registration rights granted to each Holder will terminate upon the earlier of (i) five years after our initial public offering in the United States (i.e., June 5, 2018) and (ii) as to any Holder, such earlier time at which all registrable shares held by such Holder (and any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any 90-day period without registration under the Securities Act.

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

	Price Per Ordinary Share
	High	Low
Annual:
2016	$6.29	$3.26
2015	$5.15	$3.09
2014	$17.95	$3.02
2013 (from May 30, 2013)	$17.07	$9.60

Quarterly:
Fourth Quarter 2016	$6.29	$5.05
Third Quarter 2016	$5.34	$3.63
Second Quarter 2016	$4.19	$3.60
First Quarter 2016	$4.44	$3.26
Fourth Quarter 2015	$4.47	$3.24
Third Quarter 2015	$4.12	$3.09
Second Quarter 2015	$5.15	$3.75
First Quarter 2015	$4.83	$3.79

Most Recent Six Months:
February 2017 (through February 27, 2017)	$7.25	$6.28
January 2017	$6.25	$5.50
December 2016	$5.90	$5.25
November 2016	$5.85	$5.15
October 2016	$6.29	$5.05
September 2016	$5.26	$4.62

On February 27, 2017, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $6.98 per share.

Tel Aviv Stock Exchange

The following table sets forth, for the periods indicated, the reported high and low sales prices of our ordinary shares on the TASE in NIS and U.S. dollars at a rate of $1.00 = NIS 3.6790, the exchange rate published by the Bank of Israel as of February 27, 2017.

	NIS		$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2016	23.25	13.10	6.32	3.56
2015	19.45	12.09	4.97	3.09
2014	62.00	11.60	15.85	2.97
2013	60.77	33.80	15.54	8.64
2012	35.95	19.02	9.19	4.86

Quarterly:
Fourth Quarter 2016	23.25	19.27	6.32	5.24
Third Quarter 2016	19.79	14.05	5.38	3.82
Second Quarter 2016	16.05	14.01	4.36	3.81
First Quarter 2016	17.70	13.10	4.81	3.56
Fourth Quarter 2015	17.48	13.03	4.75	3.54
Third Quarter 2015	15.77	12.09	4.29	3.29
Second Quarter 2015	19.45	14.11	5.29	3.84
First Quarter 2015	19.33	14.70	5.25	4.00

Most Recent Six Months:
February 2017 (through February 27, 2017)	27.10	23.55	7.37	6.40
January 2017	23.92	20.89	6.50	5.68
December 2016	22.50	20.35	6.12	5.53
November 2016	22.37	19.66	6.08	5.34
October 2016	23.25	19.27	6.32	5.24
September 2016	19.79	17.34	5.38	4.71

On February 27, 2017, the last reported sale price of our ordinary shares on the TASE was NIS 25.53 per share, or $6.94 per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.6790  = $1.00).

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Establishment and Purposes of the Company

We were incorporated under the laws of the State of Israel on December 13, 1990 under the name Kamada Ltd. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-152460-5. Our purpose as set forth in our amended articles of association is to engage in any lawful business.

Ordinary Shares

Voting

Holders of our ordinary shares have one vote per ordinary share on all matters submitted to a vote of shareholders at a shareholders' meeting. Shareholders may vote at shareholder meetings either in person, by proxy or, with respect to certain resolutions, by a voting instrument.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association, our directors (other than external directors, if any) are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). See “Item 6. Directors, Senior Management and Employees — Board of Directors.” As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors (other than external directors, if any) whose positions are being filled at that meeting. In addition, under our articles of association, vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our articles of association, may be filled by a vote of a simple majority of the directors then in office.

Dividend and Liquidation Rights

Under Israeli law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, after subtracting earlier distributions if they have not yet been subtracted from the earnings, provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their shareholdings. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future (subject to applicable law and applicable stock exchange rules).

Shareholder Meetings

Under the Companies Law, we are required to convene an annual general meeting of our shareholders at least once every calendar year and within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders whenever it sees fit and is required to do so upon the written request of two directors or one quarter of the serving members of our board of directors, or one or more holders of 5% or more of our outstanding share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power.

The Companies Law requires that resolutions regarding the following matters (among others) be approved by our shareholders at a general meeting: amendments to our articles of association; appointment, terms of service and termination of service of our auditors; election of external directors (to the extent we are required to appoint external directors under the Companies Law); approval of certain related party transactions; increases or reductions of our authorized share capital; mergers; and the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is essential for our proper management.

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

Israeli law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, an approval of a merger or the approval of the compensation policy, notice must be provided at least 35 days prior to the meeting.

Quorum

Pursuant to our articles of association, the quorum required for a meeting of our shareholders is the presence of two or more shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of our voting power. A meeting adjourned for lack of a quorum is generally adjourned to one week thereafter at the same time and place, or to such other day, time and place, as our board of directors may indicate in the notice of the meeting to the shareholders. Pursuant to our articles of association, at the reconvened meeting, the meeting will take place with whatever number of participants present.

Resolutions

Under the Companies Law, unless otherwise provided in our articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or, with respect to certain resolutions, by a voting instrument, and voting on the resolution (excluding abstentions). Under Israeli law, a resolution for the voluntary winding up of the company requires the approval by the holders of 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution (excluding abstentions). Under our articles of association, a merger shall require the approval of a special majority of the shareholders, as described below under “Merger.”

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

A special tender offer must be extended to all shareholders of a company. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror, and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or it may abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention.

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

Under the Companies Law, a merging company must send a copy of the proposed merger plan to its secured creditors no later than three days after the date on which the merger proposal was submitted to the Israeli Companies Registrar. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Companies Law. Upon the request of a creditor of a merging company, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-takeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described above in “— Ordinary Shares — Voting.” Pursuant to the Israeli Securities Law, 5728-1968, a company whose shares are traded on the TASE may not have more than one class of shares except for preferred shares which may have a dividend preference but may not have any voting rights.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, which has decreased in recent years, from a rate of 26.5% in 2014 and 2015 to 25% in 2016 and to 24% in 2017, and will further decrease to 23% for 2018. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

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

 According to the Investment Law, a uniform corporate tax rate will apply to all qualifying income of the Preferred Enterprise.  Under an amendment to the Investment Law that became effective on January 1, 2014, the uniform corporate tax rate was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel, effective as of January 1, 2014.  Under an amendment to the Investment Law that became effective on January 1, 2017, the uniform corporate tax rate in areas in Israel designated as Development Zone A was reduced to 7.5%, effective as of January 1, 2017.

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

The provisions of Amendment No. 68 do not apply to existing Privileged Enterprises or Approved Enterprises, which will continue to be entitled to the tax benefits under the Investment Law as in effect prior to Amendment No. 68.  Nevertheless, a company owning such enterprises may choose to apply Amendment No. 68 to its existing enterprises while waiving benefits provided under the Investment Law as in effect prior to Amendment No. 68. A company owning a Privileged Enterprise or an Approved Enterprise that made such election by July 30, 2015, is entitled to distribute income generated by the Approved/Privileged Enterprise to its Israeli corporate shareholders tax free. Once a company elects to be classified as a Preferred Enterprise under the provisions of Amendment No. 68, the election cannot be rescinded and such company will no longer enjoy the tax benefits of its Approved/Privileged Enterprises.

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

The Encouragement of Industrial Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as The Encouragement of Industrial Research and Development Law, 5744-1984)

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial and Development Law, 5744-1984) (the “Research Law”), research and development programs which meet specified criteria and are approved by a committee of the National Authority for Technological Innovation, or NATI, of the Ministry of Economy and Industry (“NATI”) (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy) are eligible for grants. Under the Research Law, as currently in effect, the grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties of 3% to 6% on sales of products and services based on technology developed using grants, until 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant is repaid, with interest at the rate of 12-month LIBOR. The terms of the Israeli government participation also require that products developed with government grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless approval is received from the Office of the Chief Scientist and additional payments are made to the State of Israel. However, this does not restrict the export of products that incorporate the funded technology. The royalty repayment ceiling can reach up to three times the amount of the grant received if manufacturing is moved outside of Israel, and if the funded technology itself is transferred outside of Israel, the royalty ceiling can reach up to six times the amount of grants (plus interest).

A significant amendment to the Research Law entered into effect on January 1, 2016, under which NATI, a statutory government corporation, was established, which replaced the Office of the Chief Scientist of the Ministry of Economy and Industry.  Under such amendment, NATI is authorized to establish rules concerning the ownership and exploitation of NATI-funded know-how (including with respect to restrictions on transfer of manufacturing activities and NATI-funded know-how outside of Israel), which may differ from the restrictive laws, regulations and guidelines as currently in effect (and which shall remain in effect until such rules have been established by NATI).  No such rules have been published to date by NATI and we cannot predict or estimate the changes (if any) that may be made to this legislation (including with respect to the acquisition of a NATI-funded entity or the transfer of NATI-funded technology).

Taxation of Our Shareholders

This discussion does not address the tax consequences applicable to shareholders that own, or have owned at any time, directly or indirectly, 10% or more of our shares (“Controlling Shareholders”), and such shareholders should consult their tax advisers as to the tax consequences of owning or disposing of our shares.

Capital gains

Under present Israeli tax legislation, the tax rate applicable to real capital gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate (which was 26.5% in 2014 and 2015, reduced to 25% in 2016 and 24% in 2017 and will further reduce to 23% in 2018).

Generally, as of January 1, 2006, the tax rate applicable to real capital gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 25%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares.  Additionally, if such a shareholder is considered a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in the years 2014-2016 and 47% from 2017).

Furthermore, an additional tax liability at the rate of 2% in the years 2014-2016 and 3% in 2017 is added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 in 2015, NIS 803,520 in 2016 and NIS 640,000 in 2017.

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

Dividends

Our company is obligated to withhold tax, at the rate of 20% effective as of January 1, 2014, upon the distribution of a dividend attributed to an Approved/Privileged Enterprise’s income, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israeli Tax Authorities allowing for a reduced withholding tax rate is obtained in advance. If the dividend is distributed from income not attributed to an Approved/Privileged Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 25% (or 30% in the case of a Substantial Shareholder) and (iii) non-Israeli residents (whether an individual or a corporation) — 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israeli Tax Authorities allowing for a reduced withholding tax rate is obtained in advance. Generally, the withholding rate will not be reduced under the Israel-U.S.A. Double Tax Treaty.

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

Based on the financial information currently available to us and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2016. However, this determination could be subject to change. If, contrary to our expectations, we were to be classified as a PFIC, U.S. Holders of ordinary shares may be required to file form 8621 with respect to their ownership of our ordinary shares in the year in which we were a PFIC. U.S. Holders of our ordinary shares should consult their tax advisors in this regard.

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

Foreign Asset Reporting

Certain U.S. Holders who are individuals (and certain domestic entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

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

For the years ended December 31, 2016, 2015 and 2014, we have witnessed high volatility in the U.S. dollar exchange rate. This fact impacts our revenues from the Distribution segment, where prices are denominated in or linked to the NIS upon delivery of product while our expenses for the purchase of raw materials and imported goods in the Distribution segment are in U.S. dollars and part of our development and marketing expenses are paid in NIS.

We attempt to mitigate our currency exposure by matching assets denominated in NIS currency with liabilities denominated in NIS. In the Distribution segment, we attempt to mitigate foreign currency exposure by matching Euro denominated expenses with Euro denominated revenues. Additionally, we used, and from time to time, will continue to use, currency hedging transactions using financial derivatives, collars and forward currency contracts. We attempt to enter into forward currency contracts with critical terms that match those of the underlying exposure. As of December 31, 2016, we had open transactions in derivatives in the amount of approximately $19.4 million. We regularly monitor and review the need for currency hedging transactions in accordance with trend analysis.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
Year ended December 31, 2014	12.0
Year ended December 31, 2015	8.6
Year ended December 31, 2016	(1.2)

As of December 31, 2016, we had excess assets over liabilities denominated in NIS in the amount of $0.4 million. When the U.S. dollar appreciates against the NIS, we recognize financial expenses with respect to exchange rate differences. When the U.S. dollar devalues against the NIS, we recognize financial revenues.

As of December 31, 2016, we had foreign currency exposures to currencies other than U.S. dollars amounting to $3.9 million in excess liabilities over assets. Most of this exposure is to the Euro.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our financial assets by $0.4 million, $0.6 million and $0.5 million as of December 31, 2016, 2015 and 2014, respectively.

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

As of December 31, 2016, we have used a large portion of the net proceeds of our initial public offering. We intend to use the remaining net proceeds we received from our initial public offering as disclosed in our Registration Statement on Form F-1.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, under the supervision and with the participation of our Chief Executive Officer and our Deputy Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2016, pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and our Deputy Chief Executive Officer and Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2016 was effective.

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

Item 16A. Audit committee financial expert

Our board of directors has determined that Avraham Berger and Saadia Ozeri, each an “independent” director for purposes of serving on an audit committee under the Exchange Act and Nasdaq listing requirements, qualify as “audit committee financial experts,” as defined in Item 407(d)(5) of Regulation S-K.

Item 16B. Code of Ethics

In November 2011, we adopted a Code of Ethics, which applies to our directors, officers and employees, including our Chief Executive Officer and our Deputy Chief Executive Officer and Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is posted on our website, www.kamada.com.

Item 16C. Principal Accountant Fees and Services

During the years ended December 31, 2016 and 2015, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay and Kasierer, a member of  Ernst & Young Global, independent registered public accounting firm:

	Year Ended December 31,
	2016	2015
Audit Fees(1)	$190,000	$180,000
Audit-Related Fees(2)	15,000	--
Tax Fees(3)	33,615	5,942
Total	$238,615	$185,942
___________
(1)
Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit-related fees are for services rendered by our auditors in connection with our shelf registration statement on Form F-3.

(3)	Tax services rendered by our auditors were for tax compliance and for tax consulting associated with international transfer pricing.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2016, neither the company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the company’s ordinary shares.

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

PART III

Item 17. Financial Statements

Consolidated Financial Statements are set forth under Item 18.

Item 18. Financial Statements

Our Consolidated Financial Statements beginning on pages F-1 through F-62, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

Item 19. Exhibits

Exhibit No.	Description
1.1
Amended Articles of Association of the Registrant (incorporated by reference to Appendix A2 to the Proxy Statement for the 2016 Annual General Meeting of Shareholders, filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on July 26, 2016).

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

4.12	Kamada Ltd. 2011 Israeli Share Option Plan (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.13
English translation of form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).

4.14
English translation of amendment to form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Appendixes A3 and A4 of the Proxy filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on May 22, 2015).

4.15
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

4.16
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

4.17†
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

4.19
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

4.21†
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

4.23†
Third Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of September 2014, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2015).

4.24†
First Amendment to the Distribution Agreement dated as of August 19, 2014, by and between Kamada Ltd. and TUTEUR S.A.C.I.F.I.A (incorporated by reference to Exhibit 4.26 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2015).

4.25†
Third Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement executed on June 19, 2015 by and between Kamada Ltd. and Baxalta US Inc. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).

4.26†
Fourth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October, 2015, by and between Kamada Ltd. and Baxalta US Inc. (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).

4.27†
Second Amendment to the Technology License Agreement, dated as of August 25, 2015, by and between Kamada Ltd. and Baxalta GmbH. (incorporated by reference to Exhibit 4.31 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).

4.28†	Fifth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October 5, 2016, by and between Kamada Ltd. and Shire plc.
4.29
Amended and Restated Compensation Policy, approved by the shareholders of the Registrant on August 30, 2016 (incorporated by reference to Appendix A2 of the Proxy Statement filed as Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on August 31, 2016).

4.30	Kamada Ltd. 2011 Israeli Share Award Plan (incorporated by reference to Exhibit 4.2 of the FORM S-8 filed with the Securities and Exchange Commission on February 9, 2017).
4.31†	Services Agreement dated as of September 14, 2016 by and between Kamada Ltd. and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.
4.32†	1st Addendum to Supply And Distribution Agreement dated October 15, 2016 between Kamada Ltd., and Kedrion S.p.A.
8.1	Subsidiaries of the Registrant.
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Ernst & Young Global, independent registered public accounting firm.
________

†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and the non-public information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KAMADA LTD.

By:	/s/ Gil Efron
Gil Efron
Deputy Chief Executive Officer and Chief Financial Officer

Date: February 28, 2017

Kamada Ltd. and its subsidiaries

Kamada Ltd.

Consolidated Financial Statements as of December 31, 2016

Kamada Ltd. and its subsidiaries

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Kamada Ltd.

We have audited the accompanying consolidated balance sheets of Kamada Ltd. ("the Company") as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive Income, changes in equity and cash flows for each of the three years ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	/S/Kost Forer Gabbay & Kasierer
February 28, 2017	A member of Ernst & Young Global

Kamada Ltd. and its subsidiaries

Consolidated Balance Sheets

		As of December 31,
		2016	2015
	Note	In thousands
Current Assets
Cash and cash equivalents	5	$9,968	$5,047
Short-term investments	6	18,664	23,259
Trade receivables, net	7	19,788	23,071
Other accounts receivables	8	3,063	2,881
Inventories	9	25,594	26,336
		77,077	80,594

Property, plant and equipment, net	10	22,249	21,309
Other long term assets	11	370	89
		22,619	21,398
		99,696	101,992

Current Liabilities
Current maturities of loans and capital leases	12,15	412	37
Trade payables	13	16,277	16,917
Other accounts payables	14	5,614	4,064
Deferred revenues	18a,b	4,903	1,921

		27,206	22,939

Non-Current Liabilities
Loans and capital leases	15	1,364	151
Employee benefit liabilities, net	17	722	787
Deferred revenues	18a,b	3,661	5,608
		5,747	6,546

Shareholder's Equity	20

Ordinary shares of NIS 1 par value:
Authorized - 60,000,000 ordinary shares; Issued and outstanding – 36,447,175 and 36,418,741 shares at December 31, 2016 and 2015, respectively		9,320	9,320
Additional paid in capital		162,671	162,238
Capital reserve due to translation to presentation currency		(3,490)	(3,490)
Capital reserve from hedges		(27)	(1)
Capital reserve from available for sale financial assets		19	73
Capital reserve from share-based payments		9,795	9,157
Capital reserve from employee benefits		(81)	(59)
Accumulated deficit		(111,464)	(104,731)
		66,743	72,507

		$99,696	$101,992

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

		For the Year Ended December 31,
		2016	2015	2014
	Note	In thousands, except for share and per share data

Revenues from proprietary products		$55,958	$42,952	$44,389
Revenues from distribution		21,536	26,954	26,676

Total revenues	23a	77,494	69,906	71,065

Cost of revenues from proprietary products		37,433	30,468	32,617
Cost of revenues from distribution		18,411	23,640	23,406

Total cost of revenues	23b	55,844	54,108	56,023

Gross profit		21,650	15,798	15,042

Research and development expenses	23c	16,245	16,530	16,030
Selling and marketing expenses	23d	3,243	3,652	2,898
General and administrative expenses	23e	7,643	7,040	7,593
Operating loss		(5,481)	(11,424)	(11,479)

Financial income	23f	469	463	404
Expense in respect of currency exchange differences and derivatives instruments, net		127	625	-
Financial expense	23f	(126)	(934)	(2,086)
Loss before taxes on income		(5,011)	(11,270)	(13,161)
Taxes on income		1,722	-	52

Net loss		(6,733)	(11,270)	(13,213)

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) on available for sale financial assets		(54)	63	37
Gain (loss) on cash flow hedges		47	71	(162)
Net amounts transferred to the statement of profit or loss for cash flow hedges		(73)	44	(110)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans		(22)	22	48
Total comprehensive loss		$(6,835)	$(11,070)	$(13,400)

Loss per share attributable to equity holders of the Company:	24

Basic loss per share		$(0.18)	$(0.31)	$(0.37)
Diluted loss per share		$(0.18)	$(0.31)	$(0.37)

The accompanying notes are an integral part of the Consolidated Financial Statements

Kamada Ltd. and its subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Conversion option in convertible debentures	Capital reserve from Available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	In thousands
Balance as of December 31, 2013	$9,201	$157,100	$2,218	$(27)	$(3,490)	$156	$5,189	$(129)	$(80,248)	$89,970
Net income	-	-	-	-	-	-	-	-	(13,213)	(13,213)
Other comprehensive income (loss)	-	-	-	37	-	(272)	-	48	-	(187)
Total comprehensive income (loss)	-	-	-	37	-	(272)	-	48	(13,213)	(13,400)
Exercise of options into shares	7	238	-	-	-	-	(157)	-	-	88
Conversion of convertible debentures into shares	*	9	(1)	-	-	-	-	-	-	8
Expiration of conversion option on convertible debentures	-	1,070	(1,070)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	-	-	-	-	3,751	-	-	3,751
Balance as of December 31, 2014	$9,208	$158,417	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417
Net loss	-	-	-	-	-	-	-	-	(11,270)	(11,270)
Other comprehensive income	-	-	-	63	-	115	-	22	-	200
Total comprehensive income (loss)	-	-	-	63	-	115	-	22	(11,270)	(11,070)
Exercise of options into shares	112	2,674	-	-	-	-	(1,533)	-	-	1,253
Expiration of conversion option on convertible debentures	-	1,147	(1,147)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	-	-	-	-	1,907	-	-	1,907
Balance as of December 31, 2015	$9,320	$162,238	$-	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507
Net loss	-	-	-	-	-	-	-	-	(6,733)	(6,733)
Other comprehensive loss	-	-	-	(54)	-	(26)	-	(22)	-	(102)
Total comprehensive loss	-	-	-	(54)	-	(26)	-	(22)	(6,733)	(6,835)
Exercise of options into shares	*	433	-	-	-	-	(433)	-	-	*
Cost of share-based payment	-	-	-	-	-	-	1,071	-	-	1,071
Balance as of December 31, 2016	$9,320	$162,671	$-	$19	$(3,490)	$(27)	$9,795	$(81)	$(111,464)	$66,743

* Represent an amount lower than $1.
The accompanying notes are an integral part of the Consolidated Financial Statements

Kamada Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

		For the Year Ended December 31,
		2016	2015	2014
	Note	In thousands

Cash Flows from Operating Activities

Net loss		$(6,733)	$(11,270)	$(13,213)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	10, 11	3,501	3,227	2,788
Financial expenses (income), net		(470)	(154)	1,682
Cost of share-based payment	21	1,071	1,907	3,751
Income tax expense		1,722	-	52
Gain from sale of property and equipment		(18)	-	(2)
Change in employee benefit liabilities, net		(87)	87	(57)

		5,719	5,067	8,214
Changes in asset and liability items:

Decrease (increase) in trade receivables, net		3,489	(5,604)	(869)
Decrease (increase) in other accounts receivables		211	118	(50)
Decrease (increase) in inventories		742	(913)	(3,490)
Decrease (increase) in deferred expenses		(433)	(565)	1,209
Increase (decrease) in trade payables		(2,650)	887	3,261
Increase (decrease) in other accounts payables		1,520	94	(344)
Increase (decrease) in deferred revenues		1,035	(2,405)	(4,026)

		3,914	(8,388)	(4,309)
Cash received (paid) during the year for:

Interest paid		(60)	(484)	(1,210)
Interest received		842	1,143	758
Taxes paid		(1,785)	(47)	(158)

		(1,003)	612	(610)

Net cash provided by (used in) operating activities		$1,897	$(13,979)	$(9,918)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

		For the Year Ended December 31,
		2016	2015	2014
	Note	In thousands
Cash Flows from Investing Activities
Proceeds from sale of )investment in) short term investments, net		$4,236	$13,971	$(23,746)
Purchase of property and equipment and intangible assets	10	(2,641)	(2,718)	(3,076)
Proceeds from sale of property and equipment		42	-	3

Net cash provided by (used in) investing activities		1,637	11,253	(26,819)

Cash Flows from Financing Activities

Proceeds from exercise of warrants and options		*	1,254	88
Receipt of long-term loans		1,701	197	-
Repayment of long-term loans		(211)	(9)	-
Repayment of convertible debentures		-	(7,797)	(7,728)

Net cash provided by (used in) financing activities		1,490	(6,355)	(7,640)

Exchange differences on balances of cash and cash equivalent		(103)	(418)	(187)

Increase (decrease) in cash and cash equivalents		4,921	(9,499)	(44,564)

Cash and cash equivalents at the beginning of the year		5,047	14,546	59,110

Cash and cash equivalents at the end of the year		$9,968	$5,047	$14,546

Significant non-cash transactions
Purchase of property and equipment through capital lease		$132	$-	$-
Purchase of property and equipment		$1,968	$-	$-
Exercise of convertible debentures into shares		$-	$-	$7

*Represent an amount of less than 1 thousands

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

The Company's consolidated Financial Statements are prepared on a cost basis, except for financial instruments (including derivatives) at fair value through profit or loss and other comprehensive income such as available for sales financial assets, employee benefit assets and employee benefit liabilities.

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

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. Impaired debts are derecognized when they are assessed as uncollectible. As of December 31, 2016 and 2015, the balance of allowance for doubtful accounts was $399 thousands and $398 respectively.

h.	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

Cost of inventories is determined as follows:

Raw materials	-	At cost of purchase using the first-in, first-out method.

Work in process	-	At the average costs for the quarter of manufacturing including materials, labor and other direct and indirect manufacturing costs on the basis of each batch.

Finished products	-	At the average costs for quarter of manufacturing including materials, labor and other direct and indirect manufacturing costs on the basis of each batch.

Purchased products and goods	-	On a "first in – first out" basis.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %

Buildings	2.5-4	4
Machinery and equipment	10-20	15
Vehicles	15	15
Computers, equipment and office furniture	6-33	33
Leasehold improvements	(*)	18

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

Equity-settled transactions

The cost of equity-settled transactions (options and restricted shares) with employees is measured at the fair value of the equity instruments granted at grant date. The fair value of options is determined using a standard option pricing model. The fair value of restricted shares is determined using a the share price at the grant date.

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

Judgments

Revenue

The Company assesses the criteria for recognition of revenue related to up-front payments and multiple components as outlined by IAS 18, Revenue. Judgment is necessary to determine over which period the Company will satisfy its obligations related to up-front payments and when components can be  recognized separately and the allocation of the related consideration to each component. For additional information, refer to Note 18a.

Estimates and assumptions

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Legal claims

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the Company relies on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and historical legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

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

-	Capitalization of Inventory costs

We capitalize inventory produced for commercial sale, including costs incurred prior to regulatory approval but subsequent to the filing of a regulatory request when the Company has determined that the inventory has probable future economic benefit. Inventory is not capitalized prior to completion of a phase III clinical trial. For products with an approved indication, raw materials and purchased drug product associated with development programs are included in inventory and charged to research and development expense when consumed. For products without an approved indication, drug product is charged to research and development expense upon final quality release.

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

IFRS 15 is to be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. IFRS 15 allows an entity to choose to apply a modified retrospective approach. During 2016, the Company performed a preliminary assessment of IFRS 15, which is subject to changes arising from a more detailed ongoing analysis

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 4: -	DISCLUSURE OF NEW IFRS IN THE PERIOD (CONT.)

The Company is in the business of sale of plasma-derived therapeutics products and distribution in Israel of drugs manufacture by other companies. The products are sold on their own in separate identified contracts with customers. In addition, the Company received certain milestone and advances from Commercialization, Distribution and License Agreements with strategic partners.

The Company performed the following preliminary assessment of IFRS 15:

(1) Sale of goods

Application of the IFRS 15 to contracts with customers in which the sale of product is generally expected to be the only performance obligation is not expected to have any impact on the Company’s profit or loss following implementation of IFRS 15. The Company expects the revenue recognition to occur at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

In preparing for IFRS 15, the Company is considering the following:

(i) Variable consideration

Some contracts with customers provide a right of return, trade discounts or volume rebates. Currently, the Company recognizes revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. If revenue cannot be reliably measured, the Company defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, which will be required to be estimated at contract inception.

IFRS 15 requires that the variable consideration be estimated conservatively to prevent over-recognition of revenue.

The Company continues to assess individual contracts to determine the estimated variable consideration and related constraint. The Company is evaluating the possible impact of IFRS 15 but is presently unable to assess its effect, if any, on the financial statements.

(2) Upfront and milestone payments

Agreements with strategic partners which include upfront and milestone payments contains a performance obligations that are satisfied over time given that the customer simultaneously receives and consumes the benefits provided by the Company. Currently, the Company defers the upfront payments and recognizes revenue over time by reference to the stage of completion.

Under IFRS 15, the Company would continue to recognize revenue for upfront payments over time rather than at a point of time and the Company is evaluating the possible impact of IFRS 15 but is presently unable to assess its effect, if any, on the financial statements.

(3) Presentation and disclosure requirements

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and may significantly expand the disclosures required in Company’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2016 the Company started testing the internal controls, policies and procedures necessary to collect and disclose the required information.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 4: -	DISCLUSURE OF NEW IFRS IN THE PERIOD (CONT.)

b.	IFRS 9 - Financial Instruments

In July 2014, the IASB completed the final element of its comprehensive response to the financial crisis by issuing IFRS 9 Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting.

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

The Company is evaluating the possible impact of IFRS 16 but is presently unable to assess its effect, on the financial statements.

d.	IAS 12 – Taxes on income amendments

The IAS 12 amendments that were published in January 2016 clarify the accounting  treatment in recognizing deferred tax assets from carry forward losses. The amendments clarify that –

a.
Negative differences between the book value and tax value of an asset that is being measured at its fair value, create deductible temporary differences regardless the way that the asset is eventually settled.

b.
Future expected taxable income estimates may include the settlement of certain assets at amount that is higher than such asset's book value, if there is sufficient evidence that the settlement is expectable.

c.
In order to evaluate whether an entity will have sufficient taxable income in the future, a comparison must be made between deductible temporary differences and to taxable income that excludes tax deductions created as a result of reversal of those deductible temporary differences.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 4: -	DISCLUSURE OF NEW IFRS IN THE PERIOD (CONT.)

d.
As part of the analysis of utilizing deductible temporary differences against taxable income, tax laws and regulation should be considered if they limit the taxable income source for that deduction. In the event that tax laws and regulation limit the utilization of carry forward losses against income from specific source, the evaluation of the deductible temporary difference will be performed together with other deductible temporary differences from the applicable source.

Amendments to IAS 12 are to be applied retrospectively for annual periods beginning on or after January 1, 2017, or to be applied by change in the opening balance of the equity.

e.	IAS 7 – Cash flow amendments

The amendments to IAS 7 Statement of Cash Flows require an entity to provide disclosures that enable users of financial statements to evaluate changes in financial liabilities, including both changes arising from cash flows and non-cash changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after 1 January 2017, with early application permitted. Application of the amendments will result in additional disclosures provided by the Company.

NOTE 5: -	CASH AND CASH EQUIVALENTS

	December 31,
	2016	2015
	In thousands

Cash and deposits for immediate withdrawal	$7,891	$4,957
Cash equivalents in USD deposits (1)	2,001	-
Cash equivalents in NIS deposits (2)	76	90

	$9,968	$5,047

(1)	The deposits as of December 31, 2016 bear interest of 1.12% per year.
(2)	The deposits as of December 31, 2016 and 2015 bear interest of 0.01% per year.

NOTE 6: -	SHORT-TERM INVESTMENTS

	December 31,
	2016	2015
	In thousands

Marketable securities (equity and debt) at fair value through profit or loss	$1,490	$1,425
Bank deposits in USD (1)	8,010	-
Available for sale debt securities	9,164	21,834

	$18,664	$23,259

(1)	The deposits as of December 31, 2016 bear interest of 1.69%- 1.84% per year.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 7: -	TRADE RECEIVABLES, NET

	December 31,
	2016	2015
	In thousands
Open accounts:
In NIS	$9,326	$10,294
In USD	10,816	12,771
	20,142	23,065

Checks receivable	45	404

	20,187	23,469

Less allowance for doubtful accounts (1)	(399)	(398)

Trade receivables, net	$19,788	$23,071

(1)	Allowance for doubtful accounts:

December 31, 2015	$(398)
Deductions	1
December 31, 2016	$(399)

  An analysis of past due but not impaired trade receivables with reference to reporting date:

	Neither past due nor impaired	Past due trade receivables with aging of					Total
		Up to 30 Days	30-60 Days	60-90 Days	90-120 Days	Over 120 days
	In thousands

December 31, 2016	$17,769	$1,891	$24	$43	$6	$10	$19,743

December 31, 2015	$20,022	$2,212	$376	$4	$-	$53	$22,667

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 8: -	OTHER ACCOUNTS RECEIVABLES

	December 31,
	2016	2015
	In thousands

Materials for clinical trials and inventory designated for R&D activities	$1,229	$796
Prepaid expenses	1,057	875
Government authorities	374	905
Receivables for unpaid interest	82	241
Financial derivatives, net	-	34
Other	321	30

	$3,063	$2, 881

NOTE 9: –     INVENTORIES

	December 31,
	2016	2015
	In thousands

Finished products	$6,542	$10,583
Purchased products	5,607	6,365
Work in progress	6,227	4,487
Raw materials	7,218	4,901

	$25,594	$26,336

(1)
During the years 2016, 2015 and 2014, the Company recognized, at cost of revenues, as an expense for inventories carried at net realizable totaled of $0.5 million, $0.5 million, and less than $0.1 million, respectively.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 10: –	PROPERTY, PLANT AND EQUIPMENT

a.	Composition and movement:

2016

	Land and Buildings(1)	Machinery and Equipment (1)	Vehicles	Computers, Equipment and Office Furniture	Leasehold Improvements	Total
	In thousands
Cost

Balance at January 1, 2016	$26,701	$24,111	$94	$4,576	$1,079	$56,561
Additions	963	3,220	-	202	62	4,447
Sale and write-off	(46)	(846)		(143)	(89)	(1,125)

Balance as of December 31, 2016	27,618	26,485	94	4,635	1,052	59,884

Accumulated Depreciation

Balance as of January 1, 2016	11,237	19,310	83	3,610	1,012	35,252
Depreciation and impairment	1,402	1,355	3	535	44	3,339
Sale and write-off	(33)	(693)		(141)	(89)	(956)

Balance as of December 31, 2016	12,606	19,972	86	4,004	967	37,635

Depreciated cost as of December 31, 2016	$15,012	$6,513	$8	631	$85	$22,249

2015

	Land and Buildings(1)	Machinery and Equipment (1)		Vehicles	Computers, Equipment and Office Furniture	Leasehold Improvements	Total
	In thousands
Cost

Balance at January 1, 2015	$26,261	$22,273		$94	$4,159	$1,056	$58,843
Additions	440	1,838	(2)	-	417	23	2,718

Balance as of December 31, 2015	26,701	24,111		94	4,576	1,079	56,561

Accumulated Depreciation

Balance as of January 1, 2015	9,828	17,929		78	3,235	1,004	32,074
Depreciation	1,409	1,381		5	375	8	3,178

Balance as of December 31, 2015	11,237	19,310		83	3,610	1,012	35,252

Depreciated cost as of December 31, 2015	$15,464	$4,801		$11	966	$67	$21,309

(1)	Including labor costs charged in 2016 and 2015 to the cost of facilities, machinery and equipment in the amount of $510 thousands and $317 thousands, respectively.
(2)	Including borrowing costs of $11 thousands capitalized in 2016 to the cost of machinery and equipment.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 10: –	PROPERTY, PLANT AND EQUIPMENT (CONT.)

b.	As for liens, refer to Note 19.

c.	Capitalized leasing rights of land from the Israel land administration.

	December 31,
	2016	2015
	In thousands

Under finance lease	$1,029	$1,040

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

NOTE 11: -	OTHER LONG TERM ASSETS

	December 31,
	2016	2015
	In thousands

Long term leasing deposits	$40	$35
Intangibles assets, net	330	54

	$370	$89

Amortization expenses of intangible assets in the amount of $28 thousands and $49 thousands for 2016 and 2015, respectively, are classified under general and administrative expenses.

NOTE 12: –	CURRENT MATURITIES OF LOANS AND CONVERTIBLE DEBENTURE

	Linked to NIS
	December 31,
	2016	2015
	In thousands

Long term loans and capital leases	412	37
	412	37

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 13: -	TRADE PAYABLES

	December 31,
	2016	2015
	In thousands

Open debts mainly in USD	$11,187	$13,066
Open debts in NIS	5,038	3,727

	16,225	16,793
Notes payable	52	124

	$16,277	$16,917

NOTE 14: –	OTHER ACCOUNTS PAYABLES

	December 31,
	2016	2015
	In thousands

Employees and payroll accruals	$4,135	$3,338
Derivatives instruments	32	-
Accrued Expenses and Others	1,447	726

	$5,614	$4,064

NOTE 15: -	LONG TERM LIABILITIES

Bank loans

During 2016, the Company received loans at an amount of NIS 6,585 thousands ($ 1,701 thousands). The loans will be paid over 60 equal monthly installments. The loans bear fixed interest rate in the range of 3.15% -3.55%. As for pledges, refer to Note 19.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 16: -	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and liabilities

The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments in pursuant to IAS 39:

	December 31,
	2016	2015
	In thousands
Financial assets

Financial assets at fair value:
Marketable securities (equity and debt) – through profit or loss	$1,490	$1,425
Financial assets at fair value through other comprehensive income-

Available for sale debt securities-	9,164	21,834
Derivative instruments	-	34

Financial assets at cost-
Short term bank deposits	8,010	-
	$18,664	$23,293
Financial liabilities

Financial liabilities at fair value through profit or loss:
Derivatives instruments	$32	$-
Financial liabilities measured at amortized cost:
Bank loans and capital leases	1,776	188
	$1,808	$188

b.	Financial risk factors

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

As of December 31, 2016, the Company has a position in derivatives intended to hedge decreases in the exchange rate of the USD vs. the NIS, over excess receipts in the NIS expected for 2016 (see also f. below).

b)	Price risk

As of December 31, 2016, the Company has financial instruments, shares and debentures, classified as financial assets measured at fair value through profit or loss and Available for sale financial investments, for which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price.

2.	Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.

a)	Trade receivables:

Average credit days for trade receivables are 72 days. The Company regularly monitors the credit extended to its customers and their general financial condition, and, when necessary, requires collateral as security for these debts such as letters of creditor and down payments. In addition, the Company partially insures its overseas sales with foreign trade risk insurance.

The Company keeps constant track of customer debt and the Financial Statements include an allowance for doubtful accounts that adequately reflects, in the Company's assessment, the loss embodied in the debts the collection of which is in doubt.

The Company’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2016 and 2015 is the carrying amount of trade receivables.

b)	Cash and cash equivalent and short term investments:

The Company holds cash, cash equivalents, short term deposits and other financial instruments at a major financial institution in Israel. In accordance with Company policy, evaluations of the relative strength of credit of the various financial institutions are made on an ongoing basis.

Short-term investments include short-term deposits with low risk for a period less than one year. The Company’s marketable securities consist of investment-grade corporate bonds, U.S. and Israeli Governments bonds and equity investments. The Company’s investment policy, limits the amount the Company may invest in any one type of investment or issuer and the average maturities of the bond portfolio, thereby reducing credit risk concentrations.

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

3.	Liquidity risk

The table below summarizes the maturity profile of the Company's financial liabilities based on contractual undiscounted payments:

December 31, 2016

	Less than one year	1 to 2	2 to 3	3 to 5	Total
	In thousands

Trade payables	$16,277	-	-	-	$16,277
Other accounts payables	5,614	-	-	-	5,614
Long term loans and capital leases (including interest)	464	461	429	549	1,903

	$22,355	$461	$429	$549	$23,794

December 31, 2015

	Less than one year	1 to 2	2 to 3	3 to 5	Total
	In thousands

Trade payables	$16,917	-	-	-	$16,917
Other accounts payables	4,064	-	-	-	4,064
Long term loan (including interest)	43	43	43	75	204

	$21,024	$43	$43	$75	$21,185

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 16: -	FINANCIAL INSTRUMENTS (CONT.)

c.	Fair value

The following table demonstrates the carrying amount and fair value of the financial instruments presented in the financial statements not at fair value:

	Carrying Amount December 31,		Fair Value December 31,

	2016	2015	2016	2015
	In thousands
Financial liabilities
Bank loans and capital leases	$1,776	$188	$1,761	$185

The fair value of the bank loans and capital leases was based on standard pricing valuation model such as DCF which considers the present value of future cash flows discounted at the interest rate that reflects market conditions (Level 3).

The carrying amount of cash and cash equivalents, short term bank deposits,  trade and other receivables, trade and other payables approximates their fair value, due to the short term maturities of the financial instruments.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 16: -	FINANCIAL INSTRUMENTS (CONT.)

d.	Classification of financial instruments by fair value hierarchy

Financial assets measured at fair value:

	Level 1	Level 2
	In thousands
December 31, 2016

Marketable securities at fair value through profit or loss:
Equity shares	$70	$-
Mutual funds	388	-
Debt securities (corporate and government)	1,032	-
Available for sale debt securities (corporate and government)	-	9,164
	$1,490	$9,164

	Level 1	Level 2
	In thousands
December 31, 2015
Marketable securities at fair value through profit or loss:
Equity shares	$67	$-
Mutual funds	365	-
Debt securities (corporate and government)	993	-
Derivatives instruments	-	34
Available for sale debt securities (corporate and government)	-	21,834
	$1,425	$21,868

Financial liabilities measured at fair value:

	Level 1	Level 2
	In thousands
December 31, 2016

Derivatives instruments	$-	$32

During 2016 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 16: -	FINANCIAL INSTRUMENTS (CONT.)

	December 31,
	2016	2015
	In thousands
Sensitivity test to changes in market price of listed Securities

Gain (loss) from change:
5% increase in market price	$535	$1,163
5% decrease in market price	$(535)	$(1,163)

Sensitivity test to changes in foreign currency:

Gain (loss) from change:
5% increase in NIS	$19	$300
5% decrease in NIS	$(19)	$(300)
5% increase in Euro	$(184)	$(147)
5% decrease in Euro	$184	$147

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

e.	Linkage terms of financial liabilities by groups of financial instruments pursuant to IAS 39:

	December 31,
	In thousands
	2016	2015
In NIS:
Bank loans and capital leases measured at amortized cost	$1,776	$188

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Financial Instruments (cont.)

f.	Derivatives and hedging:

Derivatives instruments not designated as hedging

The Company has foreign currency forward contracts designed to protect it from exposure to fluctuations in exchange rates in respect of its transactions. Foreign currency forward contracts are not designated as cash flow hedges, fair value or net investment in a foreign operation, and they are signed for identity for which the Company exposure to foreign currency for transactions. These derivatives are not considered as hedge accounting. As of December 31, 2016 the fair value of the derivative instruments not designated as hedging was a liability of $5.4 thousands. The open transactions for those derivatives were in an amount of $8.1 million.

Cash flow hedges:

As of December 31, 2016, the Company held NIS/USD hedging contracts (cylinder contracts) designated as hedges of expected future salaries expenses and for expected future purchases from Israeli suppliers.

The main terms of these positions were set to match the terms of the hedged items. As of December 31, 2016 the fair value of the derivative instruments designated as hedge accounting was a liability of $27 thousands. The open transactions for those derivatives were in an amount of $1.0 million.

Cash flow hedges of the expected salaries expenses in December 31, 2016 was estimated as highly effective  and accordingly a net unrecognized loss was recorded in  other comprehensive loss in the amount of $29 thousand.

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

The Company’s agreements with part of its employees are in accordance with section 14 of the Israeli Severance Pay Law. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. Some of the employees are partly under Section 14 and partly under the defined benefit deposit.  The expenses for the defined benefit deposit  in 2016, 2015 and 2014 were $ 669 thousands, $ 702 thousands and $453 thousands,  respectively.

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

3.	Expenses recognized in comprehensive income (loss):

	Year Ended December 31,
	2016	2015	2014
	In thousands

Current service cost	$359	$391	$455
Interest expenses, net	20	18	23
Current service cost (income) due to the transfer of real yield from the compensation component to the royalties' component in executive insurance policies before 2004.	5	(10)	(9)
Total employee benefit expenses	$384	$399	$469

Actual (negative) return on plan assets	$22	$(12)	$295

The expenses are presented in the Statement of Comprehensive income (loss) as follows

	Year Ended December 31,
	2016	2015	2014
	In thousands

Cost of revenues	$228	$209	$244
Research and development	62	90	101
Selling and marketing	13	18	14
General and administrative	81	82	110

	$384	$399	$469

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 17: -	EMPLOYEE BENEFIT LIABILITIES, NET (CONT.)

4.	The plan assets (liabilities), net:

	December 31,
	2016	2015
	In thousands

Defined benefit obligation	$(5,235)	$(5,425)
Fair value of plan assets	4,513	4,638
Total liabilities, net	$(722)	$(787)

5.	Changes in the present value of defined benefit obligation

	2016	2015
	In thousands

Balance at January 1,	$5,425	$5,496

Interest costs	141	147
Current service cost	359	390
Benefits paid	(650)	(471)
Demographic assumptions	(17)	(7)
Financial assumptions	*	-
Past Experience	(104)	**(110)
Currency Exchange	81	**(20)
Balance at December 31,	$5,235	$5,425

* Represent an amount of less than 1 thousands
** Reclassified

6.	Plan assets

a)	Plan assets

Plan assets comprise assets held by a long-term employee benefit funds and qualifying insurance policies.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 17: -	EMPLOYEE BENEFIT LIABILITIES, NET (CONT.)

b)	Changes in the fair value of plan assets

	2016	2015
	In thousands

Balance at January 1,	$4,638	$4,774

Expected return	121	128
Contributions by employer	311	283
Benefits paid	(522)	(402)
Demographic assumptions	1	1
Financial assumptions	-	-
Past Experience	(100)	* (141)
Current service cost due to the transfer of real yield from the compensation component to the royalties component in executive insurance policies before 2004.	(5)	10
Currency exchange	69	*(15)

Balance at December 31,	$4,513	$4,638

*Reclassified

7.	The principal assumptions underlying the defined benefit plan

	2016	2015	2014
	%

Discount rate of the plan liability	3.72	2.6	4.1

Future salary increases	4	4	4

The sensitivity analyses below have been determined based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period.

If the discount rate would be one percent higher (lower), the defined benefit obligation would decrease (increase) by $84 thousands ($43 thousands) if all other assumptions were held constant.

If the expected salary growth would increase by 1% the defined benefit obligation would increase by $264 thousands.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 18: -     CONTINGENT LIABILITIES AND COMMITMENTS

a.
On August 23, 2010, the Company entered into a collaboration agreement with Baxter Healthcare Corporation ("Baxter"), an international biopharmaceutical company, and specializing, among other things, in the development, manufacture, marketing and sale of pharmaceutical products. During 2015, Baxter has assigned all its rights under the collaboration agreement to Baxalta US Inc. ("Baxalta") which was acquired in 2016 by Shire plc (“Shire”). (Baxter, Baxalta and Shire will refer as "Shire"). The collaboration agreement consists of three main agreements (1) the appointment of Shire as the sole distributer of the Company's AAT IV drug ("Glassia") in the United States, Canada, Australia and New Zealand ("the Territory" and "the Distribution Agreement", respectively); (2) granting licenses to Shire for the use of the Company's knowhow and patents for the production, continued development and sale of Glassia  by Shire ("the License Agreement") in the Territory and (3) an agreement to provide raw materials, produced by Shire, and used for the production of Glassia  ("the Raw Materials Supply Agreement"). Pursuant to the agreements, payments were originally set for the Company for meeting milestones at a total sum of $45 million, and for Glassia  purchases at a minimum sum of $ 60 million over the first five years from the signing of the Distribution Agreement. In addition, the Company is entitled to royalties at a sum of no less than $5 million per year, starting from the beginning of the sale of Glassia produced by Shire in accordance with the License Agreement. Since 2013 and every year thereafter, the parties amended the License Agreement and the Distribution Agreement by extending the distribution period of minimum purchases of Glassia and the minimum purchase quantity. Prior to the last amendment of the Distribution Agreement in October 2016, the net sums received in advance were recorded as deferred revenues and were recognized as revenues according to the actual rate of sales, based on the sales forecast in the Distribution Agreement. Commencing on the latest amendment of the Distribution Agreement in October 2016 the remaining deferred revenues are recognized on a straight line basis according to Shire’s minimum purchase commitment in the Distribution Agreement for the remaining period prior to the recent amendment. According to the latest amendment of the Distribution Agreement, the distribution period is currently expected to end by the end of 2020, with the start of production by Shire. Non-refundable revenues due to the achievement of milestones are recognized upon reaching the milestone. Following the last amendment the aggregate minimum revenue for Glassia in the extended agreement for the years 2017-2020 will reach approximately $237 million and may be expanded to $288 million during that period. As of December 31, 2016, the Company received a total of $36.5 million for the achievement of certain milestone and advances in respect of the Distribution and License Agreements.

In the case of clinical trials required in the Territory in connection with Glassia, the cost of these experiments apply to Shire and the Company will participate with such limited extent that may come, under certain conditions, up to $10 million over a period of several years.

According to the Raw Material Supply Agreement  Shire undertook to provide the Company, free of charge, all the quantities of raw materials required by the Company for manufacturing the Glassia to be sold to Shire for distribution by Shire in accordance with the Distribution Agreement. In addition, Shire will provide raw material to the Company, for the development, production, sale and distribution of products by the Company.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 18: -     CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

The agreements expires in 2040, subject to the possibility of earlier termination due to events mentioned in the agreements.

b.
On August 2, 2012, the Company entered into a strategic agreement with CHIESI FARMACEUTICI S. P. A, a fully integrated European Pharmaceutical company focused on respiratory disease and special care products ("Chiesi"). According to the agreement, Chiesi will be an exclusive distributor of the AAT inhaled product of the Company for treatment of alpha-1 antitrypsin deficiency ("Product") in Europe. Chiesi will be responsible for, among other things, product marketing, patients screening and obtaining reimbursement approvals for the product ("Distribution Agreement"). As part of the Distribution Agreement, the Company shall be entitled to receive payments of up to $ 60 million, contingent of meeting regulatory and sales milestones. In addition, Chiesi has committed to purchase products in minimum quantities during a period of five years commencing after receiving reimbursement approvals required. The agreement is for a period of 12 years from signature.

In August 2012, the Company received a non-refundable upfront payment for the first milestone in the agreement. This amount was recorded under deferred revenue and revenue is recognized on a straight line basis over the expected period of the relevant phase in the distribution agreement.

In April 2016, the Company received a non-refundable upfront payment upon the filing of a Marketing Authorization Application (MAA) with the European Medicines Agency (EMA) for inhaled alpha-1 antitrypsin (AAT) for the treatment of AAT deficiency (AATD). This amount is recorded under deferred revenue and revenue is recognized on a straight line basis over the expected period of the relevant phase in the distribution agreement.

As of December 31, 2016, the Company received a total of $9 million for the achievement of the above mentioned upfront payments in respect of the Distribution Agreement.

c.	The Company has engaged in operating lease agreements for office and storage spaces. These agreements will expire between 2017 and 2026.

Minimum future lease fees for the office and storage spaces as of December 31, 2016 are as follows:

In thousands

Year 1	$411
Year 2 to 5	2,767
Year 6 and thereafter	2,291
5,469

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 18: -     CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

d.
The Company has engaged in operating lease agreements for the vehicles in its possession. These agreements will expire between 2017 and 2019.

Minimum future lease fees for the existing vehicles as of December 31, 2016 are as follows:

In thousands
Year 1	$371
Year 2	243
Year 3	112
726

e.
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

f.
In August 2007, the Company entered into a long-term agreement with a multinational European company for the purchase of a raw material used for the development and manufacture of medicines at graded amounts and prices. In addition to the price paid by the Company for the raw material, the Company will pay the supplier an additional sum upon the sale of the product manufactured from the raw material in the territories set in the agreement, after receiving regulatory approvals. As of December 31, 2016, the regulatory approval was not yet received.

h.
On June 30, 2015 the Company’s shareholders approved the employment terms of Mr. Amir London in his position as the Company’s chief executive officer (“CEO”), effective as of July 1, 2015. Under the employment agreement, Mr. Amir London is entitled to a monthly gross salary of NIS 65,000 (or $16,658). On August 30, 2016 the general meeting of the shareholders approved the update of Mr. London’s monthly gross salary to NIS 71,500 (or $18,430), effective as of July, 1 2016. During 2016 the Company recorded approximately $140 thousands, as a bonus to Mr. London.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 18: -     CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

g.
In October 2013, the Company entered into an agreement with Contract Research Organization ("CRO"), for its phase II clinical trial for treatment of AAT for newly diagnosed type one diabetes patients. The total scope of payment to the CRO under the agreements, as amended, may reach $5.7 million, payable over the trial period which was initially designed to last over four years, including payments to trial sites and various service providers in the trial. The completion of the trial was accelerated during 2015 and is expected to end by mid-2017.

h.
In July 2011, the Company signed a strategic collaboration agreement with an international pharmaceutical company in the area of clinical development, marketing and sales in the United States of a post exposure prophylaxis product for the prevention of rabies in human beings. The product, KamRAB, is developed, manufactured and marketed by the Company in other countries. According to the agreement, the partner shall bear all of the costs required to carry out the phase 3 clinical trial. It was agreed that the costs involved in registering the product with the U.S. Food and Drug Administration (FDA) will be divided equally between the parties. The study was completed in December 2014. The study had met the trial’s primary endpoint. The Company submitted a Biologics License Application (BLA) with the U.S. Food and Drug Administration (FDA) in August 2016.

In October 2016 the parties entered into an amendment to the agreement with respect to the conduct of clinical trial for pediatric treatment of Rabies in the United States. The cost of the study will be equally shared between the parties.

NOTE 19: -	GUARANTEES AND CHARGES

1.	In order to guarantee the rental payments for an office in Ness Ziona and other obligations, the Company provided a bank guarantees in the amount of $ 339 thousands.

2.	As collateral for the Company’s loans in amount of NIS 7,355 thousands, the Company has pledged the specific assets which were purchased with those loans.

NOTE 20: -     EQUITY

a.	Share capital

	December 31, 2016		December 31, 2015
	Authorized	Outstanding	Authorized	Outstanding
ordinary shares of NIS 1 par value	60,000,000	36,447,175	60,000,000	36,418,741

b.	Rights attached to Shares

Voting rights at the shareholders general meeting, rights to dividend, rights in case of liquidation of the Company and rights to nominate directors.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 20: -     EQUITY (CONT.)

c.	Share options

During 2016, and 2015, 8,398 and 430,178 share options, respectively, were exercised into 1,101 and 430,178 ordinary shares of NIS 1 par value each for consideration of  less than $1 thousand and $1,253  thousands, respectively.

For additional information regarding options granted to employees and restricted Shares granted to management in 2016, refer to Note 21 below.

d.	Capital management in the Company

The Company's goals in its capital management are to preserve capital ratios that will ensure stability and liquidity to support business activity and create maximum value for shareholders.

NOTE 21: -	SHARE-BASED PAYMENT

a.	Expense recognized in the financial statements

The share based payment expense that was recognized for services received from employees and directors is presented in the following table:

	For the Year Ended December 31
	2016	2015	2014
	In thousands
Cost of revenues	$332	$564	$1,136
Research and development	134	390	725
Selling and marketing	71	98	178
General and administrative	534	855	1,712
Total share-based payment	$1,071	$1,907	$3,751

On July 24, 2011, the Company's Board of Directors approved a new unlisted Options Plan ("2011 Option Plan "). In September 2016 the Company's Board of Directors approved an amendment to the plan and renamed it the Israeli Share Award Plan ("2011 Plan") to include restricted shares ("RS") awards (options and RS) that generally vest during a four-year period following the date of the grant in 13 installments: 25% of the options vest on the first anniversary of the grant date and 6.25% options vest at the end of each quarter thereafter.

b.	Option granted to the Company's Chief Executive Officer ("CEO")

On August 30, 2016, the Company’s general shareholders meeting approved the grant of 18,000 options and 6,000 RSs to Mr. Amir London, the Company’s CEO. The RSs do not have exercise price. The options are exercisable into ordinary shares at an exercise price of NIS 15.2 per option. Expected volatility of the share prices is 32%-41% and the risk-free interest rate is 0.2%-1.4%. The expected average forfeiture rate is 0% and the dividend yield is 0%. According to a calculation formula based on the binomial model, the fair value of the options was estimated at $41 thousands. The fair value of the RSs was estimated based on the market price of the shares on the grant date at $30 thousands.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 21: -	SHARE-BASED PAYMENT (CONT.)

On April 27, 2015, the Company's Board of Directors approved the grant, for no consideration, of 120,000 options to the CEO, exercisable into 120,000 ordinary shares at an exercise price of NIS 18.74. The fair value of the options was estimated     at $176 thousands.

c.	Employees options

1.
During 2014, 2015 and 2016 the Company's Board of Directors approved the grant, for no consideration, of 20,000, 356,075 and 263,900 options, respectively to employees. The fair value of the options was estimated at $140 thousands, $749 thousands and $462 thousands, respectively.

2.
On July 12, 2016, the Company's Board of Directors approved the grant to the Company’s management, of 57,500 options at an exercise price of NIS 15.20 per option. The expected volatility of the share prices is 32%-41% and the risk-free interest rate is 0.2%-1.3%. The expected average forfeiture rate is 0% and the dividend yield is 0%.  According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $86 thousands.

3.
On July 12, 2016, the Company's Board of Directors approved the grant of 19,167 RSs to the Company’s management subject to shareholders approval which was granted on August 30, 2016. The RSs do not have exercise price. The RSs are exercisable in 13 installments, 25% of the RSs vest on the first anniversary of the grant date and 6.25% vest at the end of each quarter thereafter into ordinary shares. The fair value of the RSs was estimated based on the market price of the share on the grant date at $95 thousands.

4.
On November 24, 2016, the Board of Directors approved the grant of 12,500 options and 4,166 RSs to the Company's management. The RSs do not have exercise price. The options are exercisable into ordinary shares at an exercise price of NIS 22.08 per option. The expected volatility of the share prices is 32%-45% and the risk-free interest rate is 0.2%-1.8%. The expected average forfeiture rate is 0% and the dividend yield is 0%. According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $24 thousands. The fair value of the RS was estimated based on the market price of the share on the grant date at $22 thousands.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 21: -	SHARE-BASED PAYMENT (CONT.)

d.	Directors options

On August 30, 2016, the Company’s general shareholders meeting approved the grant of 50,000 options to the Company’s directors. The options are exercisable ordinary shares at an exercise price of NIS 15.2 per option. The expected volatility of the share prices is 32%-41% and the risk-free interest rate is 0.2%-1.4%. The expected average forfeiture rate is 0% and the dividend yield is 0%. According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $114 thousands.

On June 30, 2015 the Company's general shareholders meeting approved the grant, for no consideration, of 25,000 options to the Company's directors exercisable into 25,000 ordinary shares at an exercise price of NIS 18.74. The fair value of the options was estimated at $37 thousands.

e.	Consultants options

On April 27, 2015 the Company's Board of Directors approved the grant, for no consideration, of 3,000 options to two consultants of the Company exercisable into 3,000 ordinary shares at an exercise price of NIS 18.74. The fair value of the options was estimated at $4 thousands.

f.
For additional information regarding the exercise of options during 2016, refer to Note 20.

Change of Awards during the Year

The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee and service provider option plans during the year:

	2016		2015		2014
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In NIS		In NIS		In NIS

Outstanding at beginning of year	2,281,493	38.96	2,396,891	37.98	2,471,507	37.53
Granted	401,275	15.17	504,075	18.28	20,000	54.68
Exercised	(8,398)	18.47	(430,178)	11.18	(35,133)	15.20
Forfeited	(187,134)	39.22	(189,295)	34.94	(59,483)	38.63

Outstanding at end of year	2,487,236	35.20	2,281,493	38.96	2,396,891	37.98
Exercisable at end of year	1,543,358	40.44	1,182,417	40.39	1,276,920	27.67
The weighted average remaining contractual life for the share options		3.62		4.15		3.84

The range of exercise prices for share options outstanding as of December 31, 2015 and 2016 were NIS 15- NIS 57. Exercise is either by cash consideration of the exercise price or by cashless method.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 21: -	SHARE-BASED PAYMENT (CONT.)

The following table lists the number of RSs and modification in employee RSs during the year:

2016
Number of RSs

Outstanding at beginning of year	-
Granted	29,333
End of restriction period	-
Forfeited	(2,000)

Outstanding at end of year	27,333
The weighted average remaining contractual life for the restricted share	6.20

Measurement of the fair value of equity-settled share options

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options since the options were granted to employees.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan:

	2016	2015	2014
Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	32-51	42-64	30-50
Risk-free interest rate (%)	0.13 – 1.83	0.07 – 2.04	0.92 – 3.24
Contractual term of up to (years)	6.5	6.5	6.5
Exercise multiple	2	2	2
Weighted average share prices (NIS)	15.17	17.17	55.08
Expected average forfeiture rate (%)	0-5	0-5	0-5

NOTE 22: -	TAXES ON INCOME

a.	Tax laws applicable to the Company

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

In December 2016, the "Knesset" amended the Investment Law. According to the amendment, effective from January 1, 2017 the tax rate on:

1.	Preferred income from a preferred enterprise will be 16% (in development area A – 7.5% instead of 9%).
2.	Preferred income resulting from IP in a preferred technology enterprise will be 12% (in development area A – 7.5%).
3.	Preferred income resulting from IP in a special preferred technology enterprise will be 6%.
4.	Any dividends distributed from technology enterprise earnings to a foreign company that qualifies the provisions that are detailed in the law, will be subject to tax at a rate of 4%.

The Company has evaluated the effect of the adoption of the Amendment on its financial statements, and as of the date of the approval of the financial statements, the Company believes that it will not apply the Amendment. Accordingly, the Company has not adjusted its deferred tax balances as of December 31, 2016. The Company may change its position in the future.

b.	Tax rates applicable to the Company (other than the applicable preferred tax)

In January 2016, the Law for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate), 2016 was approved, which includes a reduction of the corporate tax rate from 26.5% to 25%, effective from January 1, 2016.

In December 2016, the Israeli Parliament's Plenum approved, as part of the economic efficiency law (Legislative Amendments for Achieving Budget Targets for 2017 and 2018), a reduction of the corporate tax rate in 2017 from 25% to 24%, and in 2018 from 25% to 23%.

c.	Tax assessments

1.	Finalized tax assessments

The Company has finalized its tax assessments through 2012.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 22: -	TAXES ON INCOME (CONT.)

2.	Tax assessments in dispute

On July 10, 2016, the Company and the Israel Tax Authority (ITA) entered into a settlement agreement for the tax years 2004-2006. As part of the agreement, the Company paid NIS 5 million ($ 1.3 million) (including interest and CPI adjustment).

d.	Carry forward losses for tax purposes and other temporary differences

As of December 31, 2016, the Company has carry forward losses and other temporary differences in the amount of $ 88.6 million.

e.	Deferred taxes:

The Company did not recognize deferred tax assets for carry forward losses and other temporary differences, because their utilization in the foreseeable future is not probable.

f.	Current taxes on income:

	Year ended December 31,
	2016	2015	2014
	In thousands
Current taxes	$362	$-	$52
Taxes in respect of prior year	1,360	-	-

	$1,722	$-	$52

g.	Theoretical tax:

The reconciliation between the tax expense and prior year tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in profit or loss, does not provide significant information and therefore was not presented.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 23: -	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
		2016	2015	2014
		In thousands
a.	Additional information about revenues

	Revenues from major customers each of whom amount to 10% or more, of total revenues

	Customer A – Proprietary products Segment	$40,451	$26,032	$26,606
	Customer B – Proprietary products Segment and Distribution Segment	10,225	10,306	12,352

		$50,676	$36,338	$38,958

  Revenues based on the location of the customers, are as follows:

	Year Ended December 31,
	2016	2015	2014
	In thousands
U.S.A.	$40,585	$26,559	$26,001
Israel	25,340	30,624	32,040
Europe	3,825	3,223	5,265
Latin America	4,221	6,036	5,121
Asia	3,028	2,900	2,120
Others	495	564	518

	$77,494	$69,906	$71,065

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 23: -	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (CONT.)

			Year Ended
			December 31,
		2016	2015	2014
		In thousands

b.	Cost of goods sold

	Cost of materials	$38,437	$41,571	$42,265
	Salary and related expenses	12,052	11,136	12,026
	Depreciation and amortization	2,443	2,383	2,019
	Other manufacturing expenses	820	(47)	(306)

		53,752	55,043	56,004
	Decrease (increase) in inventories	2,092	(935)	19
		$55,844	$54,108	$56,023
c.	Research and development

	Salary and related expenses	$4,291	$3,737	$3,852
	Subcontractors	8,318	8,002	6,593
	Materials	96	117	185
	Allocation of facility costs	1,811	3,269	4,102
	Others	1,729	1,405	1,298

		$16,245	$16,530	$16,030
d.	Selling and marketing

	Salary and related expenses	$1,118	$1,166	$1,033
	Marketing support	79	368	106
	Packing, shipping and delivery	494	454	403
	Marketing and advertising	337	560	352
	Registration and marketing fees	796	794	785
	Others	419	310	219

		$3,243	$3,652	$2,898

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 23: -	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (CONT.)

		Year Ended December 31,
		2016	2015	2014
		In thousands
e.	General and administrative

	Salary and related expenses	$3,183	$2,665	$3,244
	Professional fees	1,378	1,482	1,796
	Depreciation, amortization and impairment	712	524	455
	Bad debt expenses, net	1	-	(53)
	Others	2,369	2,369	2,151
		$7,643	$7,040	$7,593

f.	Financial incomes and expenses

	Financial incomes
	Interest income and gains from marketable securities	$469	$463	$404

	Financial expenses
	Interest and amortization from debentures	$-	$731	$1,954
	Fees and interest paid to financial institutions	126	111	109
	Others	-	92	23
		$126	$934	$2,086

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 24: -	INCOME (LOSS) PER SHARE

a.	Details of the number of shares and income (loss) used in the computation of income (loss) per share

	Year Ended December 31,
	2016		2015		2014
	Weighted Number of Shares	Loss Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company
		In thousands		In thousands		In thousands

For the computation of basic loss	36,418,833	$(6,733)	36,245,813	$(11,270)	35,971,335	$(13,213)
Effect of potential dilutive ordinary shares	-	-	-	-	-	-

For the computation of diluted loss	36,418,833	$(6,733)	36,245,813	$(11,270)	35,971,335	$(13,213)

b.	The computation of the diluted income per share in 2016, did not take into account the options and RSs due to their anti-dilutive effect.

NOTE 25: -	OPERATING SEGMENTS

a.	General

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker ("CODM") to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services of the business units and has two operating segments as follows:

Proprietary Products	Development, manufacture and sale of plasma-derived therapeutics products.

Distribution	Distribution of drugs in Israel manufacture by other companies, most of which are plasma derived products.

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

b.         Reporting on operating segments

	Proprietary Products	Distribution	Total
	In thousands

Year Ended December 31, 2016

Revenues	$55,958	$21,536	$77,494

Gross profit	$18,525	$3,125	$21,650

Unallocated corporate expenses			(27,131)
Finance income, net			470

Loss before taxes on income			$(5,011)

	Proprietary Products	Distribution	Total
	In thousands

Year Ended December 31, 2015

Revenues	$42,952	$26,954	$69,906

Gross profit	$12,484	$3,314	$15,798

Unallocated corporate expenses			(27,222)
Finance expenses, net			154

Loss before taxes on income			$(11,270)

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 25: -	OPERATING SEGMENTS (CONT.)

	Proprietary Products	Distribution	Total
	In thousands

Year Ended December 31, 2014

Revenues	$44,389	$26,676	$71,065

Gross profit	$11,772	$3,270	$15,042

Unallocated corporate expenses			(26,521)
Finance expenses, net			(1,682)

Income before taxes on income			$(13,161)

NOTE 26: -	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties

Related Parties
In thousands
December 31, 2016

Other accounts payables	$230
Employee benefit liabilities, net	$170
Trade receivable	$675

December 31, 2015

Other accounts payables	$291
Employee benefit liabilities, net	$151
Trade receivable	$1,446

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 26: -	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONT.)

b.	Benefits to related parties

	Year Ended December 31,
	2016	2015
	In thousands

Salary and related expenses to those employed by the Company or on its behalf	$473	$800

Salary of directors not employed by the Company or on its behalf	$122	$189

Number of People to whom the Salary and Benefits Refer

Related and related parties employed by the Company or on its behalf	2	2
Directors not employed by the Company	3	3

	5	5

c.	Benefits to key executive personnel (including non-related parties)

	Year Ended December 31,
	2016	2015	2014
	In thousands

Short-term benefits	$2,453	$2,144	$2,064
Share-based payment	460	650	1,165
Other long-term benefits	28	61	(8)

	$2,941	$2,855	$3,221

d.	Transactions with related parties Year Ended December 31, 2016

Related Parties
In thousands

Sales	$2,230
Selling and marketing expenses	$101
General and administrative expenses	$503

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 26: -	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONT.)

Year Ended December 31, 2015

Related Parties
In thousands

Sales	$2,795
Selling and marketing expenses	$114
General and administrative expenses	$526

Year Ended December 31, 2014

Sales	$1,158
Selling and marketing expenses	$120
General and administrative expenses	$1,466

e.	Revenues and Expenses from Related and Interested Parties

Terms of Transactions with Related Parties

1.
Sales to related parties are conducted at market prices. Balances that have yet to be repaid by the end of the year are not guaranteed, bear no interest and their settlement will be in cash. No guarantees were received or given for sums receivable or payable. For the years ended December 31, 2016, 2015 and 2014, the Company recorded no allowance for doubtful accounts for sums receivable from related parties.

2.
On May 26, 2011, the Company announced its engagement in an amended agreement that revises and replaces the distribution agreement signed in 2001 between the Company and Tuteur SACIFIA, a company registered in Argentina, currently under the control of the Hahn family. The amendment to the agreement was made as an arm’s length transaction.

On August 19, 2014 we amended the agreement in order to add KamRho(D) as an additional product to be distributed by Tuteur and expanded the territory to include Bolivia.

Pursuant to the distribution agreement, Tuteur serves as the exclusive distributor of Glassia and KamRho(D), in Argentina, Paraguay and Bolivia. In 2016 the board of directors approved to provide Tuteur reimbursement at a non-material amount to be used for marketing activities aimed to locating new AATD patients and increasing the overall number of AATD patients treated with Glassia in Argentina. Such reimbursement will be granted until the end of September 2019. In 2016 a reimbursement was paid according to the agreement.  In addition, in 2016 and on February 28, 2017 the board of directors also approved to grant Tuteur an arm’s length discount for KamRho(D) at a non-material amount.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 26: -	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONT.)

3.
Mr. Reuven Behar, a partner of Fischer Behar Chen Well Orion Co., the Company’s external legal counsel was a director in the Company until May 2016. Fees attributed to Fischer Behar Chen Well Orion Co. are included in the tables above for the period ending May 1, 2016.

On July 29, 2015 the Company’s Board of Directors approved to engage Khairi S.A. (“Khairi”), a company that is held, inter alia, by Mr. Leon Recanati, the Chairman of our board of directors, Mr. Jonathan Hahn, a director in the company and his siblings and Mr. Reuven Behar, a former director in the Company, who serves as the chairman of the board of directors of Khairi, in a distribution agreement, for the distribution of Glassia and KamRho(D) in Uruguay. This distribution agreement with Khairi is an arm’s length transaction.