Form 20-F
period 2017-12-31
KAMADA LTD
filed 2018-03-06
CIK 1567529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

2 Holzman St.
Weizmann Science Park
P.O Box 4081
Rehovot 7670402
 Israel
(Address of principal executive offices)
Amir London, Chief Executive Officer
2 Holzman St., Weizmann Science Park
 Rehovot 7670402, Israel
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

As of December 31, 2017, the Registrant had 40,262,819 Ordinary Shares outstanding.

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

☒ Yes          ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                              Accelerated filer ☐                              Non-accelerated filer ☐                              Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but without limitation, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•
Our focus in the Alpha-1 Antitrypsin (“AAT”) deficiency ("AATD") field, and becoming the innovator in this field by developing different therapeutic approaches to AATD independently and through collaborations with strategic partners;

•	our expectation that our revenues will grow by approximately 13-17% in 2018 compared to our revenues for 2017 and that we will achieve our revenue goal of $116-120 million in 2018;

•
our belief that our relationships with our strategic partners will lead to increased revenues and other benefits in the future and that such relationships, including with Shire plc. (“Shire”), and Kedrion S.p.A ("Kedrion") will continue without disruption;

•
our expectation that the minimum aggregate revenue for Glassia for the years 2018 to 2020  under our agreement with Shire will reach approximately $177 million and may be expanded to $228 million during that period;

•
our expectation that our product offerings in our Proprietary Products segment will increase until 2020 (thereafter, Shire has no obligation to purchase a minimum amount of Glassia), that Shire will begin selling Glassia produced in its own manufacturing facility as early as 2021 and pay us royalties and that Shire will have an FDA approved production facility by 2021;

•
our expectation that as Shire transitions to producing Glassia in its own facilities, we will incur a substantial reduction in revenues (as well as costs of goods sold), driven by the reduction in Glassia manufacturing, and our intent to partially offset such decrease in revenues by income from royalty payments from Shire on sales of Glassia and continued increased sales of Glassia in rest of the world countries through local distributors and the KEDRAB product in the United States;

•
our ability to launch our anti-rabies immunoglobulin product for prophylaxis treatment of rabies disease in the United States in 2018 in collaboration with  Kedrion (under the trademark "KEDRAB" in the U.S.) and our expectations regarding future sales of the product in the U.S. and in other territories (under the trademark "KamRAB"), including that a recently signed supply agreement from November 2017 for marketing of KamRAB will generate total revenues through 2020 for our Company in the total amount of approximately $13 million;

•
our belief that receiving FDA approval for marketing of our anti-rabies immunoglobulin (under the trademark "KEDRAB" in the U.S.) will assist us in our efforts to register the product in additional countries where it is not currently registered, and our belief that this would lead to additional sales worldwide;

•	our belief that we will be able to continue to meet our customers' demand for AAT and anti-rabies immunoglobulin;

•	our belief that U.S-based and other healthcare providers would seek to diversify their source of anti-rabies immunoglobulin, using our product;

•	our ability to procure adequate quantities of plasma and fraction IV from our suppliers, which are acceptable for use in our manufacturing processes;

•	our ability to maintain compliance with government regulations and licenses;

•	our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates;
•	our belief that the market opportunity for AAT products will grow;

•	the beneficial characteristics of Inhaled AAT for AATD, which we believe may result in our increased profitability;

•
our expectations are that our discussions with the U.S. Food and Drug Administration (the “FDA”) regarding the clinical and regulatory pathway for registration in the United States of Inhaled AAT for AATD, will materialize by mid-2018 and will lead to receiving the FDA approval for our Investigational New Drug (“IND”) application, which will enable us to initiate a pivotal study for registration thereafter. We intend to use the data from this study, if successful, to resubmit a Marketing Authorization Application ("MAA") in the European Union with the European Medicines Agency (the “EMA”);

•
our belief that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby decreasing the need for clinic visits or nurse home visits and reducing medical costs;

•	our belief that Inhaled AAT for AATD will enable us to treat significantly more patients from the same amount of plasma and production capacity and therefore increase our profitability;

•
the various uses of AAT products to potentially be effective against various diseases, including Graft versus Host Disease ("GvHD"), type-1 diabetes ("T1D") and prevention of lung transplantation rejection, and our ability to generate the needed data to potentially attract strategic partner(s) to collaborate in the further development of these indications;

•
our expectation that we will report interim results from the Phase II clinical study of our intravenous AAT product to prevent lung transplantation rejection in the second half of 2018 and top-line results in the second half of 2019;

•
the timing of, and our ability to, obtain and/or maintain regulatory approvals for our products and new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

•	the potential market opportunities for our products and product candidates;

•	our plan to develop a recombinant AAT product;

•	our expectations regarding the potential actions or inactions of existing and potential competitors of our products;

•	legislation or regulation in countries where we sell our products that affect product pricing, reimbursement, access or distribution channels;

•	the impact of geographic and product mix on our total revenues and gross profit;

•	our ability to obtain and maintain protection for the intellectual property relating to or incorporated into our technology and products;

•	the impact of our research and development expenses on our financial results as we continue developing product candidates;

•	our expectations regarding our ability to utilize Israeli tax incentives against future income; and

•	our expectations regarding taxation, including that we will not be classified as a passive foreign investment company for the taxable year ending December 31, 2017.

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

The audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 included in this Annual Report have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.467, the exchange rate published by the Bank of Israel as of December 31, 2017.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table summarizes our consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2017, 2016 and 2015 and the consolidated balance sheets data as of December 31, 2017 and 2016 from our audited consolidated financial statements included elsewhere in this Annual Report. We have derived the summary consolidated statements of operations data for the years ended December 31, 2014 and 2013 and the summary consolidated balance sheet data as of December 31, 2015, 2014 and 2013 from our audited consolidated financial statements not included in this Annual Report.

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

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues from Proprietary Products	$79,559	$55,958	$42,952	$44,389	$50,658
Revenues from Distribution	23,266	21,536	26,954	26,676	19,965
Total revenues	102,825	77,494	69,906	71,065	70,623
Cost of revenues from Proprietary Products	51,335	37,723	30,901	32,617	27,104
Cost of revenues from Distribution	19,402	18,411	23,640	23,406	17,112
Total cost of revenues	70,737	56,134	54,541	56,023	44,216
Gross profit	32,088	21,360	15,365	15,042	26,407
Research and development expenses	11,973	16,245	16,530	16,030	12,745
Selling and marketing expenses	4,398	3,243	3,652	2,898	2,100
General and administrative expenses	8,273	7,353	6,607	7,593	7,862
Operating income (loss)	7,444	(5,481)	(11,424)	(11,479)	3,700
Financial income	500	469	463	404	278
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net	(612)	127	625	-	(369)
Income (expense) in respect of revaluation of warrants to fair value	-	-	-	-	-
Financial expense	(162)	(126)	(934)	(2,086)	(3,142)
Income (loss) before taxes on income	7,170	(5,011)	(11,270)	(13,161)	467
Taxes on income	269	1,722	-	52	24
Net income (loss)	6,901	(6,733)	$(11,270)	$(13,213)	$443
Income (loss) attributable to equity holders	6,901	(6,733)	$(11,270)	$(13,213)	$443
Income (loss) per share attributable to equity holders:
Basic	$0.18	$(0.18)	$(0.31)	$(0.37)	$0.01
Diluted	$0.18	$(0.18)	$(0.31)	$(0.37)	$0.01
Weighted-average number of ordinary shares used to compute income (loss) per share attributable to equity holders:
Basic	37,970,697	36,418,833	36,245,813	35,971,335	32,714,631
Diluted	38,045,097	36,418,833	36,245,813	35,971,335	33,385,651

Consolidated Statements of Cash Flows:
Cash flows from operating activities	$3,608	$1,897	$(13,979)	$(9,918)	$(3,854)
Cash flows from investing activities	(15,608)	1,637	11,253	(26,819)	(3,903)
Cash flows from financing activities	15,320	1,490	(6,355)	(7,640)	49,208

Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term investments	$43,019	$28,632	$28,306	$51,896	$74,177
Trade receivables	30,662	19,788	23,071	17,514	17,882
Working capital (1)	67,486	49,871	57,655	66,206	85,108
Total assets	122,110	99,696	101,992	119,140	139,379
Total liabilities	32,618	32,953	29,485	38,723	49,409
Total shareholders’ equity	89,492	66,743	72,507	80,417	89,970

Other Data:
Adjusted net income (loss)(2) (3)	$7,384	$(5,663)	$(9,363)	$(9,462)	$9,414
Adjusted EBITDA(2)	$11,450	$(909)	$(6,290)	$(4,940)	$3,156
____________
(1)	Working capital is defined as total current assets minus total current liabilities.

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

The following tables set forth adjusted net income (loss) and adjusted EBITDA and also reconcile these figures to the IFRS measure net income (loss):

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Net income (loss)	$6,901	$(6,733)	$(11,270)	$(13,213)	$443
Non-cash share-based compensation expenses	483	1,071	1,907	3,751	1,327
One-time management compensation payment	-	-	-	-	1,386
Adjusted net income (loss)	$7,384	$(5,663)	$(9,363)	$(9,462)	$3,156

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Net income (loss)	$6,901	$(6,733)	$(11,270)	$(13,213)	$443
Income tax expense	269	1,722	-	52	24
Financial expense, net	(338)	(343)	471	1,682	2,864
Depreciation and amortization expense	3,523	3,501	3,227	2,788	3,001
Non-cash share-based compensation expenses	483	1,071	1,907	3,751	1,327
Income (expense) in respect of translation differences and derivatives instruments, net	612	(127)	(625)	-	369
One-time management compensation payment		-	-	-	1,386
Adjusted EBITDA	$11,450	$(909)	$(6,290)	$(4,940)	$9,414

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

Risks Related to Our Proprietary Products Segment

Our business is currently highly concentrated on our flagship product, Glassia, and our largest geographic region, the United States. Any adverse market event with respect to such product or the United States would have a material adverse effect on our business.

We rely heavily upon the sales of our AAT intravenous product, Glassia. Revenue from our intravenous AAT products for the treatment of AATD comprised approximately 64%, 56% and 43% of our total revenues for the years ended December 31, 2017, 2016 and 2015 respectively. If Glassia were to lose significant sales, or was substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if Glassia were to become the subject of litigation and/or an adverse governmental ruling requiring us to cease the manufacturing, export or sales of Glassia, our business would be adversely affected.

In addition, we have a partnership arrangement with Shire, pursuant to which Shire is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand. Shire is a global specialty biopharmaceutical public company listed on the Nasdaq and London Stock Exchanges. The partnership agreement was originally executed in 2010 with Baxter International Inc. ("Baxter").  During 2015, Baxter assigned all its rights under the partnership agreement to Baxalta US Inc. ("Baxalta"), an independent public company which spun-off from Baxter. In 2016, Shire completed its acquisition of Baxalta, and as a result, all of Baxalta's rights under the partnership agreement were assigned to Shire. Revenue derived from our partnership with Shire, which consists of sales of Glassia and milestone revenue, accounted for approximately 59%, 52% and 37% of our total revenues in the years ended December 31, 2017, 2016 and 2015, respectively. Additionally, we depend upon Shire for the supply of fraction IV plasma for our production of Glassia to be sold in the United States. If our relationship with Shire were to deteriorate, our business would be adversely affected.  See “—In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.”

In our Proprietary Products segment, we currently rely on Shire, which accounts for a significant portion of our total sales, and any disruption to our relationships with Shire would have an adverse effect on our results of operations and profitability.

Pursuant to our partnership arrangement with Shire, Shire is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand. Sales to Shire accounted for approximately 59%, 52% and 37% of our total revenues in the years ended December 31, 2017, 2016 and 2015, respectively. We also depend upon Shire for the supply of fraction IV plasma for our production of Glassia to be sold in the United States. See “—We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA, or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or comply with such requirements or comply with such requirements.”

If we fail to maintain our relationship with Shire, we could face significant costs in finding a replacement distributor for the markets Shire serves for Glassia and a replacement supplier of fraction IV plasma for Glassia. Delays in establishing a relationship with a new distributor and supplier could lead to a decrease in our sales and a deterioration in our market share compared to one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

Currently, revenue derived from our relationship with Shire consists of sales of Glassia. Pursuant to the Exclusive Manufacturing, Supply and Distribution Agreement, as amended, after 2020, Shire has no obligation to purchase a minimum amount of Glassia. Additionally, we estimate that Shire will begin selling Glassia produced in its own manufacturing facility as early as 2021, and pay us royalties. As Shire transitions to producing Glassia in its own facilities, we will incur substantial reduction in revenues (as well as costs of goods sold), driven by the reduction in Glassia manufacturing. While we will receive royalty payments from Shire based on its Glassia sales until 2040, and we may be able to partially offset the decrease in revenues by expanding sales of other products and in other territories, our revenues and our operating results would be adversely impacted as we would continue to incur fixed costs relating to our manufacturing facility.

In our Proprietary Products segment, we rely on Kedrion for the sales of our KEDRAB product in the United States, and any disruption to our relationships with Kedrion would have an adverse effect on our future results of operations and profitability.

 Pursuant to the strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KEDRAB, Kedrion is the sole distributor of KEDRAB in the United States.  Based on receiving the FDA approval for KEDRAB in August 2017, we expect to launch KEDRAB in the United States in 2018. As the sales of KEDRAB in the United States become material, we will become dependent on Kedrion for its marketing and sales of KEDRAB in the United States.

We also depend upon a subsidiary of Kedrion for the supply of the Hyper-immune plasma which is used for the production of KEDRAB to be sold in the United States. See “—We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of the source plasma or plasma derivatives were to raise significantly.”

If we fail to maintain our relationship with Kedrion, we could face significant costs in finding a replacement distributor for the sales of KEDRAB in the United States and a replacement supplier of the Hyper-immune plasma which is used for the production of KEDRAB. Delays in establishing a relationship with a new distributor and supplier could lead to a decrease in our sales and a deterioration in our market share compared to one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

Our Proprietary Products segment operates in a highly competitive market.

We compete with well-established drug companies, including two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd., Shire, Emergent BioSolutions (which acquired Cangene Corporation) and Grifols S.A., which acquired a previous competitor, Talecris Biotherapeutics, Inc., in 2011. We compete against these companies for, among other things, licenses, expertise, clinical trial patients and investigators, consultants and third-party strategic partners. We also compete with these companies for market share for certain products in the Proprietary Products segment. Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. Some of them also have an additional advantage regarding the availability of raw materials, as they own companies that collect plasma and/or plants which fractionate plasma.

Our products generally do not benefit from patent protection and compete against similar products produced by other providers. Additionally, the development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net sales or a decrease in our profit margins. For example, we believe that our two main competitors in the AAT market are Grifols and CSL. We estimate that Grifols’ AAT by infusion product for the treatment of AATD, Prolastin A1PI, accounts for at least 50% market share in the United States and more than 70% of sales in the worldwide market for the treatment of AATD, which also includes sales of Prolastin in different European countries. Apart from its sales through Talecris’ historical business, Grifols is also a local producer of the product in the Spanish market and operates in Brazil. CSL’s intravenous AAT product is mainly sold in the United States. In 2015, CSL’s intravenous AAT product was granted centralized marketing authorization in Europe and CSL launched the product in a few European countries during 2016. There is another, smaller local producer in the French market, LFB S.A. In addition, we estimate that each of Grifols and CSL owns approximately 150 operating plasma collection centers located across the United States.

Similarly, if a new AAT formulation or a new route of administration with a significantly improved characteristics is adopted (including, for example, aerosol inhalation), the market share of our current AAT product, Glassia, could be negatively impacted. While we are in the process of developing Inhaled AAT for AATD, our competitors may also be attempting to develop similar products or products that could be substitutions for AAT products, such as gene therapy. For example, Grifols has completed a limited clinical trial for the development of an inhaled formulation of AAT for the indication of cystic fibrosis. While we believe that these products are in the early stages of development, they may eventually be successfully developed and launched. Furthermore, even if we are able to commercialize Inhaled AAT for AATD prior to the development of comparable products by our competitors, sales of Inhaled AAT for AATD, subject to approval of such product by the applicable regulatory authorities, could adversely impact our revenue and growth of sales of Glassia or Glassia related royalties

In addition, our plasma-derived protein therapeutics face, or may face in the future, competition from existing non-plasma products and other courses of treatments. New treatments, such as small molecules, monoclonal or recombinant products, may also be developed for indications for which our products are now used. We do not currently sell any recombinant products. We have begun developing recombinant version of AAT, but we cannot be certain that such product will ever be approved or commercialized. See “Item 4. Information on the Company — Our Product Pipeline and Development Program — Recombinant AAT.”  The main advantage of recombinant AAT is its potentially wider availability, and ease of large scale manufacturing. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant or other non-plasma products or treatments.

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

Our adherence to cGMP regulations and the effectiveness of our quality control systems are periodically assessed through inspections of our manufacturing facility in Beit Kama, Israel by the FDA, the Israeli Ministry of Health (“IMOH”)  and regulatory authorities of other countries. Such inspections could result in deficiency citations, which would require us to take action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall products or suspend operations until appropriate measures can be implemented. The FDA could also stop the import of products into the United States if there are potential deficiencies. Such deficiencies may also affect our ability to obtain government contracts in the future.  We are required to report certain deviations from procedures to the FDA. Even if we determine that the deviations were not material, the FDA could require us to take certain measures to address the deviations. Since cGMP reflects ever-evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur additional costs and may adversely impact our profitability. For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of a product or launch of a new product.

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

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by the FDA and similar authorities in other jurisdictions, including the EMA and the regulatory authorities in Israel. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of the FDA or similar authorities in other jurisdictions, including a failed inspection or a failure in our reporting system for adverse effects of our products experienced by the users of our products, or any other non-compliance, could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, import or export restrictions, refusal or delay of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. In addition, we rely to a large extent on Shire for purposes of most of our regulatory compliance for Glassia and product development and approvals in the United States relating to Glassia. Any failure by Shire to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect us. If our relationship with Shire terminated for any reason, we may be unable to maintain regulatory compliance on a cost-effective basis, if at all. Any of these actions could cause direct liabilities, a loss in our ability to market Glassia, or a loss of customer confidence in us or Glassia, which could materially adversely affect our sales, future revenues, reputation, and results of operations. Similarly, we rely on other third-party vendors, for example, in the production, handling, and distributions of Glassia. If any of these companies incur enforcement action from regulatory authorities due to noncompliance, this could negatively affect product sales, our reputation and results of operations. In addition, we rely on other distributors of our products, such as Kedrion in the United States, for purposes of our regulatory compliance for the products they distribute in the territories in which they operate. Any failure by such distributors to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect us.

Any changes in our production processes for our products must be approved by the FDA and/or similar authorities in other jurisdictions. Failure to comply with any requirements as to production process changes dictated by the FDA or similar authorities in other jurisdictions could also result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal or delay of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses.

In addition, changes in the regulation of our activities, such as increased regulation affecting safety requirements or new regulations such as limitations on the prices charged to customers in the United States, Israel or other jurisdictions in which we operate, could materially adversely affect our business. In addition, the requirements of different jurisdictions in which we operate may become less uniform, creating a greater administrative burden and generating additional compliance costs, which would have a material adverse effect on our profit margins.

We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of the source plasma or plasma derivatives were to raise significantly.

Our products that generate the majority of our revenues depend on our access to U.S. or European source plasma or its derivative, fraction IV. Our plasma and fraction IV are purchased from third-party licensed suppliers, which are also responsible for the fractionation process, pursuant to multiple purchase agreements. We have entered into a number of plasma supply agreements with various third parties in the United States and Europe, some of which are also strategic partners in the distribution of our proprietary products. These agreements contain various termination provisions, including upon a material breach of either party, force majeure and, with respect to supply agreements with strategic partners, the failure or delay on the part of either party to obtain the applicable regulatory approvals or the termination of the principal strategic relationship. If we are unable to obtain adequate quantities of source plasma or fraction IV plasma approved by the FDA, the EMA or the regulatory authorities in Israel from these providers, we may be unable to find an alternative cost-effective source.

In order for plasma and fraction IV plasma to be used in the manufacturing of our plasma-derived protein therapeutics, the individual centers at which the plasma is collected must be licensed and approved by the relevant regulatory authorities, such as the FDA or the EMA. When a new plasma collection center is opened, and on an ongoing basis after its licensure, it must be inspected by the FDA, the EMA or the regulatory authorities in Israel for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being licensed or lead to the suspension or revocation of an existing license. If we or relevant regulatory authorities determine that a plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which may impact on our ability to timely meet our manufacturing and supply obligations. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted, such as through product destruction or rework. Consequently, we could experience significant inventory impairment provisions and write-offs, which could adversely affect our business and financial results.

In addition, the plasma supplier’s fractionation process must also meet standards of the FDA, the EMA or the regulatory authorities in Israel. If a plasma supplier is unable to meet such standards, we will not be able to use the plasma derivatives provided by such supplier, which may impact on our ability to timely meet our manufacturing and supply obligations.

If we were unable to obtain adequate quantities of source plasma or plasma derivatives approved by the FDA, the EMA or the regulatory authorities in Israel, we would be limited in our ability to maintain or increase current manufacturing levels of our plasma derivative products, as well as in our ability to conduct the research required to maintain our product pipeline. As a result, we could experience a substantial decrease in total revenues or profit margins, a potential breach of distribution agreements, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production and strategic growth plans.

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

We are also dependent on a number of suppliers who supply specialty ancillary products used in the production process, such as specific gels and filters. Each of these specialty ancillary products is provided by a single, exclusive supplier. If these suppliers were unable to provide us with these specialty ancillary products, if our relationships with these suppliers deteriorate, or these suppliers’ operations are negatively affected by regulatory enforcement due to noncompliance, the manufacture and distribution of our products would be materially adversely affected, which would adversely affect our sales and results of operations. See “—If we experience equipment difficulties or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer.”

In addition, regulatory requirements, including cGMP regulations, continually evolve. Failure of our plasma suppliers to adjust their operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

In addition, if the purchase prices of the source plasma or plasma derivatives that we use to manufacture our proprietary products were to raise significantly, we may not be able to pass along these increased plasma and plasma-derivative prices to our customers. Prices in many of our principal markets are subject to local regulation and certain pharmaceutical products, such as plasma-derived protein therapeutics, are subject to price controls.  Any inability to pass costs on to our customers due to these factors or others would reduce our profit margins. In addition, most of our competitors have the ability to produce their own source plasma or plasma derivatives, and therefore their products' prices would not be impacted by such prices raise, and as a result any pricing changes by us in order to pass higher costs on to our customers could render our products noncompetitive in certain territories.

We have been required to conduct post-approval clinical trials of Glassia and KamRAB as a condition to continuing marketing such products in the United States, and we may be required to conduct post-approval clinical trials as a condition to licensing or distributing other products.

When a new product is approved, the FDA or other regulatory authorities may require post-approval clinical trials, sometimes called Phase IV clinical trials. For example, the FDA has required that we conduct Phase IV clinical trials of Glassia, which began in 2015, and for KamRAB. Such Phase IV clinical trials are aimed at collecting additional safety data, such as the immune response in the body of a human or animal, commonly referred to as immunogenicity, viral transmission, levels of the protein in the lung, or epithelial lining fluid, and certain efficacy endpoints requested by the FDA. If the results of such trials are unfavorable and demonstrate a previously undetected risk or provide new information that puts patients at risk, or if we fail to complete such trials as instructed by the FDA, this could result in receiving a warning letter from the FDA and the loss of the approval to market the product in the United States and other countries, or the imposition of restrictions, such as additional labeling, with a resulting loss of sales. Other products we develop may face similar requirements, which would require additional resources and which may not be successful. We may also receive approval, which is conditional on successful additional data or clinical development, and failure in such further development may require similar changes to our product label or result in revocation of our marketing authorization.

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

Risks Related to Our Distribution Segment

Our Distribution segment is dependent on a few suppliers, and any disruption to our relationship with these suppliers, or their inability to supply us with the products we sell, in a timely manner, in adequate quantities and/or at a reasonable cost, would have a material adverse effect on our business, financial condition and results of operations.

Sales of products supplied by Bio Products Laboratories Ltd. ("BPL") and Biotest A.G., which are sold in our Distribution segment, together represented approximately 17%, 24% and 33% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. While we have distribution agreements with each of our suppliers, these agreements do not obligate these suppliers to provide us with minimum amounts of our Distribution segment products. Purchases of our Distribution segment products from our suppliers are typically on a purchase order basis. We work closely with our suppliers to develop annual forecasts, but these forecasts are not obligations or commitments. However, if we fail to submit purchase orders that meet our annual forecasts or if we fail to meet our minimum purchase obligations, we could lose exclusivity or, in certain cases, the distribution agreement could be terminated.

These suppliers may experience capacity constraints that result in their being unable to supply us with products in a timely manner, in adequate quantities and/or at a reasonable cost. Contributing factors to supplier capacity constraints include, among other things, industry or customer demands in excess of machine capacity, labor shortages and changes in raw material flows. These suppliers may also choose not to supply us with products at their discretion or raise prices to a level that would render our products noncompetitive. Any significant interruption in the supply of these products could result in us being unable to meet the demands of our customers, which would have a material adverse effect on our business, financial condition and results of operations as a result of being required to pay of fines or penalties, be subject to claims of reach of contract, loss of reputation or even termination of agreement.

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

Sales of our Distribution segment products are made through public tenders of Israeli hospitals and health maintenance organizations on an annual basis or in the private market based on detailing activity made by our medical representatives. The prices we can offer, as well as the availability of products, are key factors in the tender process. If our suppliers in the Distribution segment cannot sell us products at a competitive price or cannot guarantee sufficient quantities of products, we may lose the tenders.

Risk Related to Development, Regulatory Approval and Commercialization of Products Candidates

There can be no assurance that our current ongoing discussions with the FDA regarding the continued development of our Inhaled AAT for AATD product candidate will materialize and result in FDA allowing our pivotal clinical study to proceed under an IND

We completed a Phase II clinical trial of our Inhaled AAT for AATD in the United States, which met its primary endpoint. However, when we presented the data from the European Phase II/III study to the FDA in April 2016, the FDA expressed concerns and questions about that data, primarily related to the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data. The FDA’s questions and concerns need to be resolved before the agency will allow us to proceed with additional clinical development of Inhaled AAT in the United States.  See also“—We may not be able to commercialize our product candidates in development for numerous reasons.” In order to address the FDA’s concerns and questions, in April 2017, we submitted to the agency the results of the U.S. Phase II data together with a proposed Phase III synopsis. The FDA then provided us with guidance for further development of the synopsis and requested that we submit a complete proposed study protocol for the next phase prior to enabling us to continue clinical development and initiate the Phase III study in the United States. In July 2017, we submitted a full study protocol, and in August 2017, in response to the study protocol and previous submission, the FDA issued a letter stating that it continues to have concerns and questions about the safety and efficacy of the Inhaled AAT for AATD. We have since, commenced discussions with the FDA and revised the protocol based on its feedback as well as are in the process of providing additional requested information to the agency. We will need to receive authorization from the FDA in order to proceed with the clinical development of Inhaled AAT in the United States, including our proposed Phase III clinical trial. However, the FDA may decide that the risk/benefit balance to patients based on the comprehensive data we plan to submit to the FDA does not ease the FDA’s concerns and accordingly, the FDA will not approve the IND for our planned Phase III study in the United States of our Inhaled AAT for AATD product candidate.

We may not be able to commercialize our product candidates in development for numerous reasons.

Due to Clinical and Preclinical Related Reasons:

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

Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. For example, the Phase II/III clinical trial in Europe for Inhaled AAT for AATD did not meet its primary or secondary endpoints and we subsequently withdrew the MAA in Europe for our Inhaled AAT for AATD.

We have experienced other unforeseen events that have delayed our ability to receive regulatory approval for certain of our product candidates, and may in the future experience similar or other unforeseen events during, or as a result of, preclinical testing or the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including that:

•	delays may occur in obtaining our clinical materials;

•
our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or to abandon strategic projects;

•
the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower or more difficult than we anticipate, or participants may withdraw from our clinical trials at higher rates than we anticipate;

•	delays may occur in reaching agreement on acceptable clinical trial agreement terms with prospective sites or obtaining institutional review board approval;

•	our strategic partners may not achieve their clinical development goals and/or comply with their relevant regulatory requirements;

•	we may be forced to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

•	regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

•	regulators may not authorize us to commence or conduct a clinical trial within a country or at a prospective trial site, or according to the clinical trial outline we propose;

•
undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

•	the cost of our clinical and preclinical trials may be greater than we anticipate;

•
an audit of preclinical tests or clinical studies by the FDA, the EMA, the regulatory authorities in Israel or other regulatory authorities may reveal noncompliance with applicable regulations, which could lead to disqualification of the results of such studies and the need to perform additional tests and studies; and

•	our product candidates may not achieve the desired clinical benefits, or may cause undesirable side effects, or the product candidates may have other unexpected characteristics.

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

Our product development costs will also increase if we experience delays in testing or approvals. There can be no assurance that any preclinical test or clinical trial will begin as planned, not need to be restructured or be completed on schedule, if at all. Because we generally apply for patent protection for our product candidates during the development stage, significant preclinical or clinical trial delays also could lead to a shorter patent protection period during which we may have the exclusive right to commercialize our product candidates, if approved, or could allow our competitors to bring products to market before we do, impairing our ability to commercialize our products or product candidates. For example, in the past, we have experienced delays in the commencement of clinical trials, such as a delay in patient enrollment for our clinical trials in Europe for Inhaled AAT for AATD and a delay in receiving approval for the commencement of Phase II trials in the United States for Inhaled AAT for AATD until further preclinical testing results were submitted. Furthermore, we will need to address the questions and concerns that the FDA expressed relating to the data from the European Phase II/III study, primarily related to the safety and efficacy and the risk/benefit balance to patients based on that data, before the FDA will allow us to proceed with additional clinical development of Inhaled AAT in the United States, including our planned Phase III pivotal study.

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

Due to Regulatory Related Reasons:

Even if preclinical and clinical trials are successful, we still may be unable to commercialize a product because of difficulties in obtaining regulatory approval for its production process or problems in scaling that process to commercial production. In addition, the regulatory requirements for product approval may not be explicit, may evolve over time and may diverge among jurisdictions and our third-party contractors, such as contract research organizations, may fail to comply with regulatory requirements or meet their contractual obligations to us.

Due to Commercial Reasons:

Even if we are successful in our development and regulatory strategies, we cannot provide assurance that any products we may seek to develop or are currently developing, such as Inhaled AAT for AATD, will ever be successfully commercialized. We may not be able to successfully address patient needs, persuade physicians and payors of the benefit of our product, and lead to usage and reimbursement. If such products are not eventually commercialized, the significant expense and lack of associated revenue could materially adversely affect our business.

We may not be able to successfully build and implement a commercial organization or commercialization program, with or without collaborating partners.  The scale-up from research and development to commercialization requires significant time, resources, and expertise, which will rely, to a large extent, on third parties for assistance to help us in our efforts.  Such assistance includes, but is not limited to, persuading physicians and payors of the benefit of our product to lead to utilization and reimbursement, developing a healthcare compliance program, and complying with post-marketing regulatory requirements.

If we are unable to successfully introduce new products and indications or fail to keep pace with advances in technology, our business, financial condition and results of operations may be adversely affected.

We operate in highly innovative businesses. We currently rely on sales of Glassia for the treatment of AATD for a significant portion of our total revenues. However, our continued growth depends in large part on our ability to develop and obtain regulatory approvals of new products, new enhancements and/or new indications for our products and product candidates. Obtaining regulatory approval in any jurisdiction, including from the EMA or the FDA, involves significant uncertainty and may be time consuming and require significant expenditures. See “—Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results.” We have experienced delays at various stages of obtaining regulatory approval in the past, and failure to obtain regulatory approval of the Inhaled AAT for AATD product or of any of our other product candidates or additional indications in a timely manner or at all would materially adversely impact our business prospects. For example, the Phase II/III clinical trial in Europe for Inhaled AAT for AATD did not meet its primary or other pre-defined endpoints and, following our discussions with the EMA in regards to the study results, in June 2017, we  withdrew the MAA in Europe for our Inhaled AAT for AATD. When we presented the data from the European Phase II/III study to the FDA, the agency expressed concerns and questions about that data, primarily related to the safety and efficacy of our Inhaled AAT for AATD and the risk/benefit balance to patients based on that data. Those questions and concerns will need to be resolved before the FDA will allow us to proceed with additional clinical development of Inhaled AAT in the United States, including our planned Phase III pivotal study. See also “—We may not be able to commercialize our product candidates in development for numerous reasons.”

The development of innovative products and technologies that improve efficacy, safety, patients’ and clinicians’ ease of use and cost-effectiveness, involve significant technical and business risks. The success of new product offerings will depend on many factors, including our ability to properly anticipate and satisfy customer needs, adapt to new technologies, obtain regulatory approvals on a timely basis, demonstrate satisfactory clinical results, manufacture products in an economic and timely manner, engage qualified distributors for different territories and establish our sales force to sell our products, and differentiate our products from those of our competitors. If we cannot successfully introduce new products, adapt to changing technologies or anticipate changes in our current and potential customers’ requirements, our products may become obsolete and our business could suffer.

Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results.

We must invest increasingly significant resources to develop specialty products through our own efforts and through collaborations with third parties in the form of partnerships or otherwise. The development of specialty pharmaceutical products involves high-level processes and expertise and carries a significant risk of failure. For example, the average time from the pre-clinical phase to the commercial launch of a specialty pharmaceutical product can be 15 years or longer, and involves multiple stages: not only intensive preclinical and clinical testing, but also highly complex, lengthy and expensive regulatory approval processes, which can vary from country to country. The longer it takes to develop a pharmaceutical product, the longer it may take for us to recover our development costs and generate profits, and, depending on various factors, we may not be able to ever recover such costs or generate profits.

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

Accordingly, there can be no assurance that the continued development of our IV AAT (Glassia) for the treatment of T1D, GvHD and lung transplantation rejection will be successful and will result in an FDA and/or EMA approvable indication.

Because of the amount of time and expense required to be invested in augmenting our pipeline of specialty and other products, including the unique know-how which may be required for such purpose, we may seek partnerships or joint ventures with third parties from time to time, and consequently face the risk that some or all of these third parties may fail to perform their obligations, or that the resulting arrangement may fail to produce the levels of success that we are relying on to meet our revenue and profit goals.

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

These third-party contractors are not our employees, we cannot effectively control whether or not they devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical programs, and except for remedies available to us under our agreements with such third-party contractors, we may be unable to recover losses that result from any inadequate work on such programs. If such third-party contractors do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our development efforts and clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed. To the extent we are unable to successfully identify and manage the performance of such third-party contractors in the future, our business may be adversely affected.

We may not obtain orphan drug status for our products, or we may lose orphan drug designations, which would have a material adverse effect on our business.

One of the incentives provided by an orphan drug designation is market exclusivity for seven years in the United States and ten years in the European Union for the first product in a class approved for the treatment of a rare disease. Although several of our products and product candidates, including Inhaled AAT for AATD, have been granted the designation of an orphan drug, we may not be the first product licensed for the treatment of particular rare diseases in the future or our approved indication may vary from that subject to the orphan designation. In such cases, then with limited exception, we would not be able to take advantage of market exclusivity and instead another sponsor would receive such exclusivity.

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

We are dependent upon PARI GmbH ("PARI") for the commercialization of any inhaled formulation of AAT, including our second generation AATD product, Inhaled AAT for AATD. We have an agreement with PARI, pursuant to which it is required to obtain the appropriate clearance to market PARI’s eFlow device, which is a device required for the administration of inhaled formulation of AAT, from the EMA and FDA for use with Inhaled AAT for AATD. See “Item 4. Information on the Company — Strategic Partnerships — PARI.” Failure of PARI to achieve these authorizations will have a material adverse effect on the commercialization of any inhaled formulation of AAT, including Inhaled AAT for AATD, which would harm our growth strategy.

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

Risks Related to Our Financial Position and Capital Resources

We have incurred significant losses since our inception and while we were profitable in the year ended December 31, 2017 we may continue to incur losses in the future and thus may never achieve sustained profitability.

As of December 31, 2017, our cash and cash equivalents and short-term investments were $43 million. Since inception, we have incurred significant operating losses. Our net profit was $6.9 million for the year ended December 31, 2017, while for the years ended December 31, 2016 and 2015 we incurred net losses of  $6.7 million and $11.3 million respectively. As of December 31, 2017, we had an accumulated deficit of $104.6 million. There can be no assurance that we could continue to generate profitability in future years.

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

Our current working capital may not be sufficient to complete our research and development with respect to any or all of our pipeline products or to commercialize our products.

As of December 31, 2017, we had cash and short-term investments of approximately $43.0 million, compared to cash and short-term investments of approximately $28.6 million as of December 31, 2016.  Historically, we have funded our operations primarily through cash flow from operations (including sales of our approved proprietary products and sales of distributional products), payments received in connection with strategic partnerships (including milestone payments from collaborating agreements), sales of ordinary shares (including our 2005 initial public offering on the Tel-Aviv Stock Exchange, our 2013 initial public offering on NASDAQ and our ordinary share offering which closed in August 2017), and the issuance of convertible debentures, our ordinary shares and warrants to purchase our ordinary shares. We plan to fund our future operations through continued sale and distribution of our proprietary and distributed products, commercialization and or out-licensing of our pipeline product candidates, and raising additional capital through the sale of equity or debt. These amounts may not be sufficient to complete the research and development of all of our candidates, and there can be no assurances of the financial success of our commercialization activities or our ability to access the equity and debt capital markets on terms acceptable to us, if at all. To the extent we are unable to fund our research and development, our future product development activities could be materially adversely affected.

Raising additional capital would cause dilution to our existing shareholders, and may restrict our operations or require us to relinquish rights.

On November 28, 2016, we filed a registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may offer from time to time up to an aggregate of $100,000,000 of our ordinary shares in one or more offerings. Pursuant to such shelf registration statement, in August 2017, we issued an aggregate of 3,833,334 ordinary shares in an underwritten public offering (including the exercise of the over-allotment option). To the extent that we raise additional funds through the sale of equity or securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or substantially similar securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

Risks Related to Our Business and Industry

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

Any regulatory approval of our products is limited to those specific diseases and indications for which our products have been deemed safe and effective by the FDA or similar authorities in other jurisdictions. In addition to the regulatory approval required for new formulations, any new indication for an approved product also requires regulatory approval. Once we produce a plasma-derived protein therapeutic, we rely on physicians to prescribe and administer it as the product label directs and for the indications described on the labeling. To the extent any off-label (i.e., unapproved) uses and departures from the approved administration directions become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the marketplace may suffer. In addition, off-label uses may cause a decline in our revenues or potential revenues, to the extent that there is a difference between the prices of our product for different indications.

Furthermore, while physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by the FDA or other regulators. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can lead to other negative consequences that could hurt us, such as the suspension or withdrawal of an approved product from the market, enforcement letters, and corrective actions. Other regulatory authorities may impose separately penalties including, but not limited to, fines, disgorgement of money, operating restrictions, or criminal prosecution.

The loss of one or more of our key employees could harm our business.

We depend on the continued service and performance of our key employees, including Amir London, our Chief Executive Officer and our other senior management. We have entered into employment agreements with all of our senior management, including Mr. London, and other key employees. Either party, however, can terminate these agreements for any reason. The loss of key members of our executive management team could disrupt our operations or product development and have an adverse effect on our ability to grow our business.

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

Our operations are subject to risks inherent to conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. These risks include fluctuations in currency exchange rates, changes in exchange controls, loss of business in government and public tenders that are held annually in many cases, nationalization, expropriation and other governmental actions, availability of raw materials, changes in taxation, importation limitations, export control restrictions, changes in or violations of applicable laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act of 2010, pricing restrictions, economic and political instability, disputes between countries, diminished or insufficient protection of intellectual property, and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection or social unrest. Failure to comply with, or material changes to, the laws and regulations that affect our global operations could have an adverse effect on our business, financial condition or results of operations.

Laws and regulations governing the conduct of international operations may negatively impact our development, manufacture and sale of products outside of the United States and require us to develop and implement costly compliance programs.

We must comply with numerous laws and regulations in Israel and in each of the other jurisdictions in which we operate or plan to operate. The creation and implementation of any required compliance programs is costly, and the programs are often difficult to enforce, particularly where we must rely on third parties.

For example, the FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also requires companies whose securities are listed in the United States to comply with certain accounting provisions. For example, such companies must maintain books and records that accurately and fairly reflect all transactions of the company, including international subsidiaries, and devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the U.S. Department of Justice, and the SEC is involved with enforcement of the books and records provisions of the FCPA.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracting. Violation of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of our failure to satisfy any of our obligations under laws governing international business practices would have a negative impact on our operations and harm our reputation and ability to procure government contracts. Additionally, the SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

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

We rely on a single manufacturing facility in Beit Kama, which is located in southern Israel, approximately 20 miles from the Gaza Strip. All of our revenues in our Proprietary Products segment are derived from products manufactured at this facility and some of the products that are imported by us under our Distribution segment, are packed and stored in this manufacturing facility. If this facility were to suffer an accident or a force majeure event such as war, terrorist attack, earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators or similar event, or contamination, our revenues would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials, work in process or finished goods and imported products inventory and our ability to operate our business would be harmed. In addition, in any such event, the reconstruction of our manufacturing facility and storage facilities, and the regulatory approval of the new facilities could be time-consuming. During this period, we would be unable to manufacture our plasma-derived protein therapeutics.

Our insurance against property damage and business interruption insurance may be insufficient to mitigate the losses from any such accident or force majeure event. We may also be unable to recover the value of the lost plasma or work-in-process inventories, as well as the sales opportunities from the products we would be unable to produce or distribute, or the loss of customers during such period.

Failure to adequately or timely adapt our manufacturing capacity to match changes in demand for our manufactured products may have a material adverse effect on our business.

As our product offerings in our Proprietary Products segment is predicted to increase until 2020, until such date we will be required to produce in higher volumes compare to previous years.  A failure to increase our manufacturing volume as needed may lead to an inability to supply products, may have an adverse effect on our business and could cause substantial harm to our business reputation and result in breach of our sales agreements and the loss of future customers and orders.

After 2020, Shire has no obligation to purchase a minimum amount of Glassia, and we estimate that Shire will begin selling Glassia produced in its own manufacturing facility as early as 2021 and paying us royalties. As Shire transitions to producing Glassia in its own facilities, we will incur a substantial reduction in revenues (as well as costs of goods sold) driven by the reduction in Glassia manufacturing. Our revenues and our operating results may be adversely impacted if we are unable to reduce fixed costs relating to our manufacturing facility in line with any reduction in demand.

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

If our shipping or distribution channels were to become inaccessible due to an accident, act of terrorism, strike or any other force majeure event, our supply, production and distribution processes could be disrupted.

Our plasma raw materials must be transported at a temperature of -20 degrees Celsius (-4 degrees Fahrenheit) to ensure the preservation of their proteins. Not all shipping or distribution channels are equipped to transport plasma at these temperatures. If any of our shipping or distribution channels become inaccessible because of a serious accident, act of terrorism, strike or any other force majeure event, we may experience disruptions in our continued supply of plasma and other raw materials, delays in our production process or a reduction in our ability to distribute our plasma-derived protein therapeutics to our customers.

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

Our business and operations would suffer in the event of computer system failures, cyber-attacks on our systems or deficiency in our cyber security measures.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability due to lost revenues resulting from the unauthorized use or theft of sensitive business information, remediation costs, and litigation risks including potential regulatory action by governmental authorities.  In addition, any such disruption, security breach or other incident could delay the further development of our future product candidates due to theft or corruption of our proprietary data or other loss of information.  Our business and operations could also be harmed by any reputational damage with customers, investors or third parties with whom we work, and our competitive position could be adversely impacted.

Uncertainty surrounding and future changes to healthcare law in the United States may adversely affect our business.

The healthcare regulatory environment in the U.S. is currently subject to significant uncertainty and the industry may in the future continue to experience fundamental change as a result of regulatory reform. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “healthcare reform law”), a sweeping measure intended to expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. The healthcare reform law, among other things: (i) addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) established annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. On April 1, 2016, final regulations issued by the Centers for Medicare and Medicaid Services to implement the changes to the Medicaid Drug Rebate Program under the healthcare reform law became effective.  In addition, the new law established an abbreviated licensure pathway for products that are drugs made by a living organism or derived from a living organism, commonly referred to as biosimilars, to become FDA-approved biological products, with provisions covering exclusivity periods and a specific reimbursement methodology for biosimilars.

However, some provisions of the healthcare reform law have yet to be fully implemented, and President Donald Trump has vowed to repeal the healthcare reform law. On January 20, 2017, President Trump signed an executive order stating that the administration intended to seek prompt repeal of the healthcare reform law, and, pending repeal, directed the U.S. Department of Health and Human Services and other executive departments and agencies to take all steps necessary to limit any fiscal or regulatory burdens of the healthcare reform law. On October 12, 2017, President Trump signed another executive order directing certain federal agencies to propose regulations or guidelines to permit small businesses to form association health plans, expand the availability of short-term, limited duration insurance, and expand the use of health reimbursement arrangements, which may circumvent some of the requirements for health insurance mandated by the healthcare reform law. The U.S. Congress has also made several attempts to repeal or modify the healthcare reform law. There is no guarantee whether the healthcare reform law will remain in effect or be repealed or replaced. In the coming years, additional changes could be made to U.S. governmental healthcare programs and U.S. healthcare laws that could significantly impact the success of our products. We cannot predict what other legislation relating to our business or to the health care industry may be enacted, or what effect such legislation may have on our business, prospects, operating results and financial condition.

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

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Federal False Claims Act (the “FCA”), the Public Health Service Act (the “PHS Act”), the Physician Payments Sunshine Act or a provision of the U.S. Social Security Act known as the “Anti-Kickback Law,” or any regulations promulgated under their authority may result in jail sentences, fines or exclusion from federal and state health care programs, as may be determined by the Department of Health and Human Services, the Department of Defense, other federal and state regulatory authorities and the federal and state courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from Medicare and Medicaid programs, if those business arrangements are not appropriately structured; therefore, our arrangements with referral sources must be structured with care to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits and in accordance with the Physician Payments Sunshine Act to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing. Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under federal and state False Claims Act statutes and can be entitled to receive a significant portion (often as great as 30%) of total recoveries. Also, violations of the False Claims Act can result in treble damages, and each false claim submitted can be subject to a penalty of up to $22,363 per claim. The healthcare reform law imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to a broad range of payments, ownership interests, and other transfers of value made to certain U.S. physicians and teaching hospitals. A number of states have similar laws in place. Additional and stricter prohibitions could be implemented by federal and state authorities. On the other hand, as President Trump has vowed to repeal the healthcare reform law, it is uncertain whether such data collection obligations would be repealed or replaced with new regulations. Where practices have been found to involve improper incentives to use products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. Many manufacturers have been required to enter into consent decrees, corporate integrity agreements, or orders that prescribe allowable corporate conduct. Failure to satisfy requirements under the FDCA can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct.

To market and sell our products outside the United States, we must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions. The approval procedures vary among countries in complexity and timing. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all, and in such case, we would be precluded from commercializing products in those markets. In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals. In these countries, pricing discussions with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. Such trials may be time-consuming and expensive and may not show an advantage in cost-efficacy for our products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the United States or the European Union, we could be adversely affected. Also, under the FCPA, the United States has regulated conduct by U.S. businesses occurring outside of the United States, generally prohibiting remuneration to foreign officials for the purpose of obtaining or retaining business.

To enhance compliance with applicable health care laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the Department of Health and Human Services’ Office of Inspector General (“OIG”), have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the U.S. Sentencing Commission Guidelines Manual. Increasing numbers of U.S.-based pharmaceutical companies have such programs. We have not adopted U.S. healthcare compliance and ethics programs that generally incorporate the HHS OIG’s recommendations. Even if we do, having such a program can be no assurance that we will avoid any compliance issues.

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

Also, the intended use of a drug product by a physician can affect pricing. Physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These off-label uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. If reimbursement for off-label uses of products is not allowed by Medicare or other third-party payors, including those in the United States or the European Union, we could be adversely affected. For example, CMS could initiate an administrative procedure known as a National Coverage Determination (“NCD”), by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.

Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, might negatively impact our financial results.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards (including the new IFRS 15 on revenue from contracts with customers that we will need to adopt in 2018) and changes in their interpretation, we might be required to change our accounting policies, particularly concerning revenue recognition, to alter our operational policies so that they reflect new or amended financial reporting standards, or to restate our published financial statements. Such changes might have an adverse effect on our reputation, business, financial position, and profit, or cause an adverse deviation from our revenue and operating profit target.

We are subject to extensive environmental, health and safety, and other laws and regulations.

Our business involves the controlled use of hazardous materials, various biological compounds and chemicals. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred because of injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Additional or more stringent federal, state, local or foreign laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any of these or certain other laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities. In addition, fines and penalties may be imposed for noncompliance with environmental, health and safety and other laws and regulations or for the failure to have, or comply with the terms and conditions of, required environmental or other permits or consents. We are subject to future audits by the Environmental Health Department of the Regional Health Bureau of the IMOH and the Ministry of Environmental Protection of Israel and may be required to perform certain actions from time to time in order to comply with these guidelines and their requirements. We do not expect the costs of complying with these guidelines to be material to our business. See “Item 4. Information on the Company — Environmental.”

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

We have entered into a collective bargaining agreement with the employees' committee and the Histadrut (General Federation of Labor in Israel), and we could incur labor costs or experience work stoppages or labor strikes as a result of any disputes in connection with such agreement.

In December 2013, we signed a collective bargaining agreement with the employees' committee established by our employees at our Beit Kama facility and the Histadrut (General Federation of Labor in Israel), which expired in December 2017. We are currently in the process of negotiating the renewal of the collective bargaining agreement. In the process of negotiating the initial collective bargaining agreement in 2013, two work stoppages occurred, and additional work stoppages may occur during the current process of negotiating the renewal of the collective bargaining agreement. In October 2016, the General Federation of Labor in Israel authorized our employees' committee to declare a labor dispute, which led to short-term work stoppages and if such disputes are authorized in the future it may lead to the occurrence of work stoppages or labor strikes. Although work stoppages have not had a material adverse effect on our business or financial condition in the past, any future disputes with the committee and the Histadrut over the implementation or the interpretation or the renewal of the collective bargaining agreement may lead to additional labor costs and/or work stoppages, which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

Recently enacted tax legislation in the United States may impact our business.

On December 22, 2017, the U.S. President signed into law federal tax legislation commonly referred to as the Tax Cuts and Jobs Act. The Tax Cuts and Jobs Act provides for significant and wide-ranging changes to the U.S. Internal Revenue Code. The reforms are complex, and it will take some time to assess the implications thoroughly. While we are not currently a U.S. tax filer there can be no assurance that these tax reforms will not give rise to significant consequences, both immediately and going forward in terms of the our taxation expense. The Tax Cuts and Jobs Act could be subject to potential amendments and technical corrections, any of which could lessen or increase adverse impacts of the law.

Risks Related to Intellectual Property

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

However, the patent landscape in the biotechnology and pharmaceutical fields is highly complicated and uncertain and involves complex legal, factual and scientific questions. Changes in either patent laws or in the interpretation of patent laws in the United States and other countries may diminish the value and strength of our intellectual property or narrow the scope of our patent protection. In addition, we may fail to apply for or be unable to obtain patents necessary to protect our technology or products or enforce our patents due to lack of information about the exact use of our processes by third parties. Even if patents are issued to us or to our licensors, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to prevent competitors from using similar technology or marketing similar products, or limit the length of time our technologies and products have patent protection. Additionally, many of our patents relate to the processes we use to produce our products, not to the products themselves. In many cases, the plasma-derived products we produce or develop in the future will not, in and of themselves, be patentable. Since many of our patents relate to processes or uses thereof , if a competitor is able to utilize a process that does not rely on our protected intellectual property, that competitor could sell a plasma-derived product similar to one we have developed or sell it without infringing these patents.

Patent rights are territorial; thus, any patent protections we have will only be enforceable in those countries in which we have secured patents. In addition, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the U.S. and the European Union. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not recognize or provide enforcement mechanisms for our patents. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications or which claims of granted patents, if any, will be deemed enforceable in a court of law.

Due to the extensive time needed to develop, test and obtain regulatory approval for our therapeutic candidates or any product we may sell or market, any patents that protect our therapeutic candidates or any product we may sell or market may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of generic products into the market and a subsequent decline in market share and profits.

In some cases we may rely on our licensors or partners to conduct patent prosecution, patent maintenance or patent defense on our behalf. Therefore, our ability to ensure that these patents are properly prosecuted, maintained, or defended may be limited, which may adversely affect our rights in our therapeutic candidates and potential approved for marketing products. Any failure by our licensors or development or commercialization partners to properly conduct patent prosecution, maintenance, enforcement, or defense could materially harm our ability to obtain suitable patent protection covering our therapeutic candidates or products or ensure freedom to commercialize the products in view of third-party patent rights, thereby materially reducing our potential profits.

Our patents also may not afford us protection against competitors or other third parties with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after their filing, if at all, and because publications of discoveries in scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in such patent applications. As a result, the patents we own and license may be invalidated in the future, and the patent applications we own and license may not be granted. For example, if a third party has also filed a patent application covering an invention similar to one covered in one of our patent applications, we may be required to participate in an adversarial proceeding, known as an “interference proceeding,” declared by the U.S. Patent and Trademark Office ("USPTO") or its foreign counterparts to determine priority of invention. In 2012, the Leahy-Smith America Invents Act (“AIA”) created a new legal proceeding, the inter partes review petition, that allows third parties to challenge the validity of patents before the Patent Trials and Appeals Board.

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

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services, material transfer agreements or employment agreements that contain non-disclosure and non-use provisions, as well as ownership provisions, with our employees, consultants, service providers, contractors, scientific advisors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers, suppliers, other third parties which are granted with license to use our know-how and former employees and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, service providers, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights. See-"Our business and operations would suffer in the event of computer system failures, cyber-attacks on our systems or deficiency in our cyber security measures."

Changes in either U.S. or foreign patent law or in the interpretation of such laws could diminish the value of patents in general, thereby impairing our ability to protect our products.

Our success, like the success of many other biotechnology companies, is heavily dependent on intellectual property and on patents in particular. The procurement and enforcement of patents in the biotechnology industry is complex from a technological and legal standpoint, and the process is therefore costly, time-consuming and inherently uncertain. In addition, on September 16, 2011, the AIA was signed into law. The AIA included a number of significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application with the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. As a result of this change of law, if we do not promptly file a patent application at the time of a new product’s invention, and if a third party subsequently invented and patented such product, we would lose our right to patent such invention.

The AIA also introduced new limitations on where a patentee may file a patent infringement suit and new opportunities for third parties to challenge any issued patent in the USPTO. Such changes apply to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard necessary to invalidate a patent claim in USPTO proceedings compared to the evidentiary standard in U.S. federal court, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Depending on decisions by the U.S. Congress, federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents and enforce our existing and future patents.

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

In addition, we are a party to certain license agreements that may impose various obligations upon us as a licensee, including the obligation to bear the cost of maintaining the patents subject to the license and to make milestone and royalty payments. If we fail to comply with these obligations, the licensor may terminate the license, in which event we might not be able to market any product that is covered by the licensed intellectual property.

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

Risks Related to Our Ordinary Shares

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

As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

As an “emerging growth company,” as defined in the JOBS Act, we take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.  We will cease to be an emerging growth company on or before December 31, 2018 (See “—We are an “emerging growth company” with reduced reporting requirements that may make our ordinary shares less attractive to investors.”).

Our share price may be volatile.

The market price of our ordinary shares is highly volatile and could be subject to wide fluctuations in price as a result of various factors, some of which are beyond our control. These factors include:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	overall conditions in the specialty pharmaceuticals market;

•	loss of significant customers or changes to agreements with our strategic partners;

•	changes in laws or regulations applicable to our products;

•	actual or anticipated changes in our growth rate relative to our competitors’;

•	announcements of clinical trial results, technological innovations, significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

•	changes in key personnel;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	the issuance of new or updated research reports by securities analysts;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

•	announcement of, or expectation of, additional financing efforts;

•	sales of our ordinary shares by us or our shareholders, including pursuant to the registration statement on Form F-3 that we filed in November 2016;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	recalls and/or adverse events associated with our products;

•	the expiration of contractual lock-up agreements with our executive officers and directors; and

•	general political, economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market price of equity securities of many companies. Broad market and industry fluctuations, as well as general economic, political and market conditions, may negatively impact the market price of our ordinary shares.

In the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation or derivative actions. We, as well as our directors and officers, may also be the target of these types of litigation and actions in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

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

Sales by us or the shareholders of a substantial number of our ordinary shares in the public market, either on the Tel Aviv Stock Exchange (the “TASE”) or Nasdaq, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. As of December 31, 2017, we had 40,262,819 ordinary shares outstanding.

On November 28, 2016, we filed a registration statement on Form F-3 with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may offer from time to time up to an aggregate of $100,000,000 of our ordinary shares in one or more offerings. In August 2017, pursuant to such shelf registration statement, we completed an underwritten public offering of an aggregate of 3,833,334 ordinary shares for total gross proceeds of approximately $17.3 million.

Furthermore, except for shares held by our affiliates as contemplated by Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), all of the ordinary shares that are outstanding as of December 31, 2017, as well as the 2,572,372  ordinary shares issuable upon exercise of outstanding options and the 76,512 restricted shares granted to certain managers, are freely tradable in the United States without restrictions or further registration under the Securities Act. Approximately 21% of our outstanding ordinary shares  are beneficially owned by affiliates. These entities could resell the shares into the public markets in the United States in the future in accordance with the requirements of Rule 144, which include certain limitations on volume.

In addition, according to the provisions of a certain registration rights agreement, Damar Chemicals Inc., a company registered in Panama (“Damar”), Leon Recanati, Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”) and wholly-owned by Mr. Recanati, and David Tsur and their respective affiliates, are entitled, until no later than June 2018, to require that we register their 8,386,561 ordinary shares under the Securities Act for resale into the public markets in the United States. All shares sold pursuant to an offering covered by such registration statement will be freely tradable in the United States, except for shares purchased by affiliates.

The significant share ownership positions of Leon Recanati, the current Chairman of our board of directors, and the Hahn family may limit our shareholders’ ability to influence corporate matters.

Leon Recanati, the Chairman of our board of directors, and the Hahn family (including Jonathan Hahn, a member of our board of directors), owned, directly and indirectly, 9.1% and 8.35% of our outstanding ordinary shares, respectively, as of December 31, 2017. Accordingly, if Leon Recanati and the Hahn family vote the shares that they own or control together, they will be able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares. On March 6, 2013, a shareholders agreement was entered into, effective March 4, 2013, pursuant to which Mr. Recanati and any company controlled by him (collectively, the “Recanati Group”), on the one hand, and Damar, TUTEUR S.A.C.I.F.I.A (“Tuteur”) (companies controlled by the Hahn family) and their affiliates (collectively, the “Damar Group”), on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our Company. We are not party to such agreement or bound by its terms.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares have been traded on the TASE since August 2005, and on Nasdaq since May 2013. Trading in our ordinary shares on these markets takes place in different currencies (U.S. dollars on Nasdaq and NIS on the TASE), and at different times (as a result of different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares on Nasdaq, and a decrease in the price of our ordinary shares on Nasdaq could likewise cause a decrease in the trading price of our ordinary shares on the TASE.

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

We have never paid cash dividends on our ordinary shares and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our ordinary shares will likely depend on whether the price of our ordinary shares increases, which may not occur.

We have not recently declared or paid any cash dividends on our ordinary shares and do not intend to pay any cash dividends. Any agreements that we may enter into in the future may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We are an “emerging growth company” with reduced reporting requirements that may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and have taken advantage of certain exemptions from various reporting requirements that are applicable to public companies generally. For example, for so long as we remain an emerging growth company, we have elected not to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, as would otherwise be required by Section 404(b) of SOX. This may increase the risk that we fail to detect and remedy any weaknesses or deficiencies in our internal control over financial reporting.

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

We anticipate taking advantage of these disclosure exemptions until we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” upon the earliest of:

•	December 31, 2018, which is the last day of the fiscal year in which the fifth anniversary of our initial public offering in the United States has occurred;

•	the last day of the fiscal year in which our annual gross revenues are $1.07 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates.

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been terrorist activity with varying levels of severity over the years. During July and August 2014, Israel engaged in an armed conflict with Hamas in the Gaza Strip, resulting in thousands of rockets being fired from the Gaza Strip and missile strikes against civilian targets in various parts of Israel, which disrupted most day-to-day civilian activity, particularly in southern Israel, the location of our manufacturing facility. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our ability to manufacture and deliver products to customers could be materially adversely affected. Additionally, the operations of our Israeli suppliers and contractors may be disrupted as a result of hostile action or hostilities, in which event our ability to deliver products to customers may be materially adversely affected.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our sales to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2017, we had 413 employees, all of whom were based in Israel. Certain of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the conflicts with Hamas in July and August 2014, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to their, or their spouse’s, military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

One of our Israeli facilities was granted “Approved Enterprise” status by the Investment Center of the Ministry of Economy and Industry (formerly named the Ministry of Industry, Trade and Labor) of the State of Israel (the “Investment Center”), under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), which made us eligible for a grant and certain tax benefits under that law for a certain investment program. The investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which will apply to the turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Approved Enterprise status expired at the end of 2017.

Additionally, we have obtained a tax ruling from the Israeli Tax Authority according to which, among other things, our activity has been qualified as an “industrial activity,” as defined in the Investment Law, and is also eligible for tax benefits as a “Privileged Enterprise,” which will apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status are scheduled to expire at the end of 2020 and 2023.

In order to remain eligible for the tax benefits of a Privileged Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and  must also comply with the conditions set forth in the tax ruling. These conditions include, among other things, that the production, directly or through subcontractors, of all our products should be performed within certain regions of Israel. If we do not meet these requirements, the tax benefits would be reduced or canceled and we could be required to refund any tax benefits that we received in the past, in whole or in part, linked to the Israeli consumer price index, together with interest. Further, these tax benefits may be reduced or discontinued in the future. For example, while we do not expect that the transfer of manufacturing of Glassia to Shire, or the grant to Shire of the right to use our technology for such manufacturing, would result in the reduction or loss of these tax benefits, according to the tax ruling that we obtained, we may lose those benefits if it is determined that we do not comply with the conditions set forth in the tax ruling.  If these tax benefits are canceled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 26.5% for 2014 and 2015, it decreased to 25% in 2016 and 24% in 2017, and has further decreased to 23% in 2018. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

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

Certain provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased. Under our articles of association, a merger shall require the approval of two-thirds of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy, and any amendment to such provision shall require the approval of 60% of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to certain mergers, Israeli tax law may impose certain restrictions on future transactions, including with respect to dispositions of shares received as consideration, for a period of two years from the date of the merger. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Acquisitions Under Israeli Law.”

Item 4. Information on the Company

Corporate Information

We were incorporated under the laws of the State of Israel on December 13, 1990 under the name Kamada Ltd. In August 2005, we successfully completed an initial public offering on the TASE. In June 2013, we successfully completed an initial public offering in the United States on Nasdaq. The address of our principal executive office is 2 Holzman St., Weizmann Science Park, P.O. Box 4081, Rehovot 7670402, Israel, and our telephone number is +972 8 9406472. Our website address is www.kamada.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any United States federal or state court. The address of Puglisi & Associates is 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Thus, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies generally. For example, we have elected not to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, as would otherwise be required by Section 404(b) of the Sarbanes-Oxley Act (“SOX”).

We will cease to be an “emerging growth company” upon the earliest of:

•	December 31, 2018, which is the last day of the fiscal year in which the fifth anniversary of our initial public offering in the United States has occurred;

•	the last day of the fiscal year in which our annual gross revenues are $1.07 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates.

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

Business Overview

We are a plasma-derived protein therapeutics company with an existing marketed product portfolio and a late-stage product pipeline. Our proprietary products are produced using our advanced proprietary technologies and know-how for the separation and purification of proteins derived from human plasma. We produce our plasma-derived protein therapeutics in our advanced cGMP compliant, FDA-approved, large scale production facility located in Beit Kama, Israel. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce AAT in a high purity, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties.

During 2017 we established a Strategy Committee at the board, which, with the assistance of an external consulting firm, performed a strategic review of our business. Based on that analysis, we decided to focus our resources in the AATD field, as we believe we have developed extensive commercial, scientific, clinical and regulatory experience (based on multiple clinical trials we performed in the United States and Europe) in that field. Accordingly, we aim to become the innovator in this field by developing different therapeutic approaches to AATD independently, or through collaborations with strategic partners. In addition, we decided that the development of AAT for indications other than AATD, such as GvHD, T1D, lung transplantation rejection, etc. will be performed through strategic collaborations. For that purpose we plan to continue investing in the additional indications, only to the point of developing sufficient data to potentially attract such strategic partners.

Our flagship product, Glassia, is the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA (Glassia is also approved for self-administration). We market Glassia through a strategic partnership with Shire in the United States, under which the minimum aggregate revenue for Glassia for the years 2018 to 2020 is expected to reach approximately $177 million and may be expanded to $228 million during that period. Pursuant to the Exclusive Manufacturing, Supply and Distribution Agreement, as amended, after 2020, Shire has no obligation to purchase a minimum amount of Glassia. Additionally, we estimate that Shire will begin selling Glassia produced in its own manufacturing facility as early as 2021, and pay us royalties. We also market Glassia in other counties through local distributors. Glassia is an intravenous AAT product that is indicated for chronic augmentation and maintenance therapy in adults with emphysema due to AATD. AAT is a naturally occurring protein found in a derivative of plasma known as fraction IV. AAT regulates the activity of certain white blood cells known as neutrophils and reduces cell inflammation. Patients with genetic AATD suffer from a chronic inflammatory state, lung tissue damage and a decrease in lung function.

In addition to Glassia, we are developing Inhaled AAT for AATD. We believe that this second generation AAT product is currently the only aerosolized AATD treatment in advanced stages of clinical development. We believe that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby further reducing the risk of infection, decreasing the need for clinic visits or nurse home visits and reducing medical costs. In addition, because Inhaled AAT for AATD would be delivered directly to the affected tissue through a nebulizer using a lower dosage, we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and therefore increase our profitability.

We completed a pivotal Phase II/III clinical trial for Inhaled AAT for AATD in Europe and filed the Marketing Authorization Application ("MAA") with the EMA in March 2016. The Phase II/III clinical trial in Europe, however, did not meet its primary or other pre-defined endpoints. Following our discussions with the EMA in regards to the study results, in July 2017, we withdrew the MMA in Europe for our Inhaled AAT for AATD, which relied on this single pivotal clinical trial.  Following extensive discussions with the EMA, we concluded that the EMA did not view the data submitted as sufficient, in terms of safety and efficacy, for approval of the MAA, and that the supplementary data needed for approval required an additional clinical trial.

In the United States, we completed a Phase II clinical trial of our Inhaled AAT for AATD, which met its primary endpoint. However, when we presented the data from the European Phase II/III study to the FDA in April 2016, the FDA expressed concerns and questions about that data, primarily related to the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data. We understood that the FDA’s questions and concerns need to be resolved before the agency would allow us to proceed with additional clinical development of Inhaled AAT in the United States.  In order to address the FDA’s concerns and questions, in April 2017, we submitted to the agency the results of the U.S. Phase II data together with a proposed Phase III synopsis. The FDA then provided us in June 2017 with guidance for further development of the synopsis and requested that we submit a complete proposed study protocol for the next phase prior to enabling us to continue clinical development and initiate the Phase III study in the United States. In July 2017, we submitted a full study protocol, and in August 2017, in response to the study protocol and previous submission, the FDA issued a letter stating that it continues to have concerns and questions about the safety and efficacy of the Inhaled AAT. We will need to receive authorization from the FDA in order to proceed with the clinical development of Inhaled AAT in the United States, including our proposed Phase III clinical trial.

Following, and subject to, receiving IND approval for such trial from the FDA, we plan to initiate an additional pivotal Phase III clinical trial in the United States and resubmit the MAA after such clinical trial is successfully completed, with the data to be collected in such clinical trial. We may seek to attract partners in this development program. However, it is not certain when we will initiate such Phase III clinical trial, as the FDA expressed concerns and questions regarding the safety and efficacy of the treatment, and we are currently in discussions with the FDA regarding the regulatory path forward. See “—Our Product Pipeline and Development Program—Inhaled Formulations of AAT—AATD” and “Risk Factors— Risk Related to Development, Regulatory Approval and Commercialization of New Products Candidates Including Inhaled AAT.”

In July 2011, we signed a strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KamRAB, and in August 2017 we received FDA approval for anti-rabies immunoglobulin as a post-exposure prophylaxis against rabies infection. We expect to launch KamRAB in the United States, under the trademark "KEDRAB," in 2018.

In November 2017, we signed a supply agreement for marketing of KamRAB with an undisclosed international organization. The agreement extends through 2020 and is expected to generate total revenues through 2020 for our Company in the total amount of approximately $13 million.

Additionally, in November 2017, we reported the top-line results from the Phase II clinical study conducted in Israel for the indication of newly diagnosed T1D patients.  While in the overall study population no significant treatment effect was observed, in the pre-determined subgroup of patients between the ages of 12 and 18 years old, a trend toward better efficacy was demonstrated in the high dose arm of AAT (120 mg/kg) represented in terms of beta-cell function preservation, lower average of total daily insulin usage and a better glycemic control measured by lower average HbA1c.

In November 2016, we initiated a Phase II/III clinical trial for the treatment of aGvHD in collaboration with Shire in the United States.  In June 2017, Shire informed us of its decision not to continue with the study. As the result of this decision, the study was halted.  In January 2018, we announced a collaboration with a consortium of prominent hospitals led by Mount Sinai Hospital to evaluate our AAT product for preemption of steroid refractory aGvHD.

We have also initiated a Phase II clinical study with our intravenous AAT product to prevent lung transplantation rejection, and in January 2018, we announced interim results from this study, which showed that our intravenous AAT demonstrated favorable safety and tolerability profile in 10 patients during first six months of treatment, consistent with previously observed results in other indications. We also announced that the next interim report is expected in the second half of 2018, following completion of one year of treatment, and top-line results are anticipated in the second half of 2019. We have also completed Phase II clinical studies in Israel for additional novel indications, using formulations of AAT through Inhalation for cystic fibrosis in 2008 and bronchiectasis in 2009. At present, the development of cystic fibrosis and bronchiectasis products is suspended as we prioritize other products.

With respect to the development of our AAT product for T1D, GvHD and prevention of lung transplantation rejection, our continued investment would be limited to the point where such further development could generate sufficient data to potentially attract strategic partner(s) to collaborate in the further development of those programs.

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture  plasma-derived therapeutics and have a product line consisting of approximately eight pharmaceutical products that we market in more than 15 countries; and the Distribution segment, in which we leverage our expertise and presence in the Israeli market by distributing drugs manufactured by third-parties for use in Israel, most of which are produced from plasma or its derivative products.  Our product sales in our Proprietary Products segment are predicted to increase until 2020; thereafter, Shire has no obligation to purchase a minimum amount of Glassia, and we estimate that Shire will begin selling Glassia produced in its own manufacturing facility as early as 2021, and pay us royalties. As Shire transitions to producing Glassia in its own facilities, we will incur a substantial reduction in revenues (as well as costs of goods sold), driven by the reduction in Glassia manufacturing.

We derived approximately 59%, 52% and 38% of our total revenues in the years ended December 31, 2017, 2016 and 2015, respectively, from sales in the United States, approximately 5%, 5% and 5% of our total revenues in the years ended December 31, 2017, 2016 and 2015, respectively, from sales in Europe, approximately 5%, 4% and 4% of our total revenues in the years ended December 31, 2017, 2016 and 2015, respectively, from sales in Asia (excluding Israel) and 5%, 5% and  9% of our total revenues in the years ended December 31, 2017, 2016 and 2015, respectively, from sales in Latin America.

Our Product Portfolio

Our products include plasma-derived protein therapeutics that are either produced in our Proprietary Products segment or marketed and sold in our Distribution segment.

Proprietary Products Segment

Our products in the Proprietary Products segment consist of plasma-derived protein therapeutics that are administered by injection or infusion. We also manufacture certain products from raw materials derived from animal sources.

We currently have products that target four product categories: respiratory, immunoglobulins, critical care and other. Our flagship product in the Proprietary Products segment is Glassia, sales of which, for the years ended December 31, 2017, 2016 and 2015, accounted for approximately 83%, 77% and 70% of our total revenues, in the Proprietary Products segment, respectively. Revenue from our intravenous AATD products comprised approximately 64%, 56%, and 43% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. Sales of KamRAB and KamRho (D) for the years ended December 31, 2017, 2016 and 2015 accounted for the substantial balance of total revenues in the Proprietary Products segment.

Product	Indication	Active Ingredient	Geography
Respiratory
Glassia (or Ventia in certain countries)	Intravenous AATD	Alpha-1 Antitrypsin (human)	United States, Israel, Russia, Brazil, Argentina, Turkey, Colombia**
Immunoglobulins
KamRAB	Prophylaxis of rabies disease	Anti-rabies immunoglobulin (human)	Israel, India, Thailand, El Salvador*, South Africa, Bosnia, Afghanistan, Russia*, Mexico*, Georgia*, Ukraine** and South Korea
KamRho (D) IM	Prophylaxis of hemolytic disease of newborns	Rho(D) immunoglobulin (human)	Israel, Brazil, India, Argentina, Paraguay, Chile*, Russia, Kenya, Nigeria, Sri Lanka, Thailand** and the Palestinian Authority
KamRho (D) IV	Treatment of immune thermobocytopunic purpura	Rho(D) immunoglobulin (human)	Israel, India*, Sri Lanka and Argentina*
Snake bite antiserum	Treatment of snake bites by the Vipera palaestinae and the Echis coloratus	Anti-snake venom	Israel*
Other Products
Heparin Lock Flush	To maintain patency of indwelling IV catheter designed for intermittent injection therapy or blood sampling	Heparin sodium	Israel*
Kamacaine 0.5%	Local or regional anesthesia or analgesia during surgery, diagnostic and therapeutic procedures and obstetrical procedures. Spinal anesthesia for surgery	Bupivacaine HCl	Israel
Human transferrin (diagnostical grade)	Not for human use	Transferrin	United States, Israel, and France
___________
*	We have regulatory approval, but did not market the product in this country in 2017.
**   Product was registered, but we have not yet started sales.

Respiratory — Glassia

Glassia is an intravenous AAT product produced from fraction IV plasma that is indicated by the FDA for chronic augmentation and maintenance therapy in adults with emphysema due to congenital AATD. While Glassia does not cure AATD, it supplements the patient’s insufficient physiological levels of AAT and is administered as a chronic treatment. As such, the patient must take Glassia indefinitely over the course of his or her life in order to maintain the benefits provided by it.

In the United States and Europe, we believe that AATD is currently significantly under-diagnosed and under-treated, as we estimate that only approximately 6% and 2.5% of all potential cases of AATD are treated in the United States and Europe, respectively, with an aggregate of up to an estimated 180,000 to 190,000 patients suffering from AATD, of which less than 10% have been diagnosed. According to a 2013 report of the Marketing Research Bureau, the annual cost to the patient of AATD treatment is between $80,000 and $100,000 per patient.  In the United States, in some of the European countries and in Israel, we believe that the majority of the cost of treatment is covered by medical insurance programs.

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

Glassia is the first AAT product in the world that is approved for use in a high purity liquid state, which is ready for infusion and does not require reconstitution and mixing before injection, as is required from most other competing products. Additionally, in June 2016, the FDA approved an expanded label of Glassia for self-infusion at home after appropriate training. Glassia has a number of advantages over other intravenous AAT products, including the reduction of the risk of contamination during the preparation and infection during the infusion, reduced potential for allergic reactions due to the absence of stabilizing agents, simple and easy use by the patient or nurse, and the possible reduction of the nurse’s time during home visits, in the clinic or in the hospital and the ability to self- infusion at home.

Currently, Glassia has been approved in seven countries. It is sold in five of those countries and also is sold in one additional country, where it has not been approved, on a non-registered named-patient basis. The majority of sales of Glassia are in the United States, where Glassia was approved by the FDA in July 2010 and sales began in September 2010. As part of the approval, the FDA requested that we conduct post-approval Phase IV clinical trials, as is common in the pharmaceutical industry, aimed at collecting additional safety and efficacy data for Glassia. In 2010, we submitted our proposed Phase IV clinical trials to the FDA. Such Phase IV clinical trials began in 2015. Pursuant to our agreement with Shire, the Phase IV clinical trials are financed and managed by Shire, provided that if the cost of such Phase IV clinical trials exceeds a pre-defined amount, we will participate in financing such trial up to a certain amount by offsetting such amounts from future milestones, sales of Glassia or royalties from Shire.

We market Glassia in the United States through our partnership with Shire. We market Glassia in Israel by ourselves and in the other countries through our local distributors. Sales to Shire accounted for approximately 59%, 52% and 37% of our total revenues in the years ended December 31, 2017, 2016 and 2015, respectively. We plan to submit Glassia for marketing approval in additional countries. Revenues from our intravenous AATD products have grown from approximately $0.6 million in 2009 to $65.93 million in 2017, representing 80% compound annual growth rate.

Immunoglobulins

KamRAB

KamRAB is a prophylactic treatment against rabies infection that is administered to patients after exposure to an animal suspected of being infected with rabies. KamRAB is a protein therapeutic derived from hyper-immune plasma, which is plasma that contains high levels of antibodies from donors that have been previously vaccinated by an active rabies vaccine. KamRAB is administered by a one-time injection, and the precise dosage is a function of the patient’s weight.

According to the World Health Organization, each year, more than 10 million people worldwide are exposed to potential rabies infection. We believe that there are market opportunities for KamRAB in developing countries, as well as in the United States and Canada. In many developing countries, patients do not receive treatment for suspected rabies due to the lack of availability of healthcare resources. In the United States, there are currently two registered anti-rabies immunoglobulin, with one of them controlling the market share and we believe that healthcare providers would seek to diversify their source of supply with our product as an additional FDA approved high-quality product.

We began selling KamRAB in certain countries in Asia and Latin America in 2003, where sales of the product have steadily increased. We sell KamRAB in nine countries, received regulatory approval to market KamRAB in four other countries, including, since August 2017, in the United States. In July 2011, we signed a strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KamRAB, pursuant to which Kedrion agreed to bear all the costs required for the Phase II/III clinical trials. See “— Strategic Partnerships — Kedrion.” We expect to launch KamRAB in the United States (under the trademark "KEDRAB" in the United States) in 2018 through our collaboration with Kedrion.  We believe that receiving the FDA approval for marketing the product will assist us in our efforts to register KamRAB in additional countries where KamRAB is not currently registered, which we believe would lead to additional sales worldwide.

In November 2017, we signed a supply agreement for sales of KamRAB ex-US with an undisclosed international organization. The agreement extends through 2020 and is expected to generate total revenues for our company in the total amount of approximately $13 million through 2020.

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

We developed the snake bite antiserum pursuant to an agreement with the IMOH entered into in March 2009. We completed construction of the production facilities and laboratories for the product, and successfully passed the IMOH inspections. We began production in August 2011 and commenced sales to the IMOH in 2012. The agreement with the IMOH is automatically renewable for up to ten additional one-year periods until December 31, 2020, unless the IMOH has provided us with a prior notice of non-renewal of the agreement, prior any automatic renewal term.

Other Products

We also sold additional critical care products including Heparin, an anticoagulant, and Kamacaine, an anesthetic for surgery or obstetric procedures and Transferrin, which is used as a cultural medium for diagnostic assays and cell cultures. Due to low demand, Heparin was not sold in 2017.

Distribution Segment

Our primary products in the Distribution segment include pharmaceuticals for critical use delivered by injection, infusion or inhalation. We leverage our expertise and presence in the plasma-derived protein therapeutics market to distribute products in Israel that we believe complement our products in the Proprietary Products segment. Most of the products in our Distribution segment are produced from plasma or plasma-derivatives, and are manufactured by European companies. IVIG is our primary product in the Distribution segment, comprising approximately 54%, 61% and 61% of total revenues in the Distribution segment for the years ended December 31, 2017, 2016 and 2015, respectively. Sales of IVIG accounted for approximately 12%, 17% and 24% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively.

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
Heparin sodium
Albumin and Albumin 4%	Maintains a proper level in the patient’s blood plasma	Human serum Albumin

Coagulation Factors
Factor VIII	Treatment of Hemophilia Type A diseases	Coagulation Factor VIII (human)
Factor IX	Treatment of Hemophilia Type B disease	Coagulation Factor IX (human)
Vaccinations
IXIARO	Active immunization against Japanese encephalitis in adults, adolescents, children and infants aged 2 months and older	Japanese encephalitis purified inactivated vaccine

Our Product Pipeline and Development Program

We are in various stages of clinical development of new product candidates for our Proprietary Products segment. The following table sets forth our primary product pipeline in our Proprietary Products segment and each such product’s stage of clinical trials:

* Recombinant AAT for AAT Deficiency in early development stages
1.	Orphan drug designation (US & EU)
2.    Orphan drug designation (US only)

Inhaled Formulations of AAT

We are in the process of development of inhaled formulations of AAT administered through the use of a nebulizer. The nebulizer was developed by PARI for several indications in the respiratory field, including the treatment of AATD, cystic fibrosis and bronchiectasis.

AATD

We have been able to leverage our expertise gained from the production of Glassia to develop a stable, high purity Inhaled AAT for AATD, an inhaled AAT product candidate for the treatment of AATD. Existing treatment for AATD require weekly intravenous infusions of AAT therapeutics. We believe that Inhaled AAT for AATD will significantly improve the patient’s disease condition and the quality of life of the patients versus current invasive weekly treatment that requires uncomfortable infusion, consumption of time and administration by a medical professional. If approved, Inhaled AAT for AATD is estimated to be the first AAT product that is not required to be delivered intravenously but, instead is administered by a user-friendly, lightweight and silent nebulizer in up to two short daily sessions. We believe that Inhaled AAT for AATD will increase patient convenience and reduce or replace the need for patients to use intravenous infusions of AAT products, decreasing the need for clinic visits or nurse home visits and reducing medical costs. Because of the smaller amount of AAT product used in Inhaled AAT for AATD (since it is applied directly to the site of action rather than administered systematically) we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and therefore increase our profitability.

The current standard care for AATD in the United States and in certain European countries is intravenous infusion of an AAT therapeutic. We estimate that only 2% of the AAT dose reaches the lung when administered intravenously. We have conducted a U.S. phase II clinical study demonstrating that administration of inhaled formulations of AAT through inhalation results in greater dispersion of AAT to the target lung tissue including the lower lobes and lung periphery. Accordingly, we believe that an inhaled formulation of AAT would require a significantly lower therapeutic dose and would be more effective in reducing inflammation of the lung tissue and inhibiting the uncontrolled neutrophil elastase that causes the breakdown of the lung tissue and the emphysema. In addition, self-administration by inhalation is more convenient than intravenous infusion and would also reduce the burden on healthcare providers to administer treatments.

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

Based on such results, we held pre-submission meetings with the European rapporteur and co-rapporteur in December 2014 with regard to filing MAA with the EMA for our Inhaled AAT for AATD. The co-rapporteurs advised that they would consider the entire study data once submitted, including post hoc analysis and will not reject the application simply because the primary endpoint of the study was not met. They agreed that the application fulfills the requirements relating to unmet medical need and benefit to public health and that it may meet the scope of approval if we convincingly prove the positive benefit-risk balance of the product, by the time of MAA filing. The co-rapporteurs have requested the addition of supplemental data analyses that may address the benefit-risk balance and support the already available safety and efficacy data.

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

During March 2014, we initiated Phase II trials in the United States. The trial was completed in May 2016. This trial was intended to serve as a supplementary trial to the European Phase II/III trial and was designed to incorporate parameters required by the FDA. This Phase II, double-blind, placebo-controlled study explored the ELF and plasma concentration as well as safety of Inhaled AAT in AATD subjects. The subjects received one of two doses of Inhaled AAT or placebo. The study involved the inhalation of 80 mg or 160 mg of human AAT or placebo twice daily via the eFlow® device for 12 weeks. Following the 12 week double blind period, the subjects were offered to participate in an additional 12 weeks open label period during which they receive only Inhaled AAT therapy.  In December 2015, we completed the enrollment of patients for the U.S. Phase II clinical trial, and in August 2016, we reported positive top-line results, according to which we met the primary endpoint.

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

The updated data included in our poster presentation of May 2017 demonstrated that ELF-AAT, neutrophil elastase (NE)-AAT and ANEC complexes concentration significantly increased in subjects receiving the 80 mg and 160 mg doses, (median increase of 38.7 neutrophil migration (nM), p-value<0.0005 (80 mg/day, n=12), and median increase of 46.2 nM, p-value<0.002 (160 mg/day, n=10)). This is a specific measure of the anti-proteolytic effect in the ELF and represents the amount of NE that was broken down by AAT. The increase in levels of functional AAT was six times higher (160 mg per day) than is achievable with intravenous (IV) AAT. In addition, ELF NE decreased significantly. Also, the 80 mg data demonstrated a significant reduction in the percentage of neutrophils. Finally, aerosolized M-specific AAT was detected in the plasma of all subjects receiving Inhaled AAT, consistent with what was seen in the Phase II/III clinical trial of our Inhaled AAT conducted in the EU.

We filed the MAA for our Inhaled AAT for AATD during the first quarter of 2016 and in June 2017 we withdrew the MAA, as following extensive discussions with the EMA, we concluded that the EMA did not view the data submitted as sufficient, in terms of safety and efficacy, for approval of the MAA, and that the supplementary data needed for approval required an additional clinical trial. While the post-hoc data provided by us from the European clinical trial showed a statistically significant and clinically meaningful improvement in lung function, the EMA was of the opinion that an overall positive conclusion on the effect of Inhaled AAT for AATD could not be reached based on that post-hoc analysis, and that the treatment of AATD patients with our Inhaled AAT product should be further evaluated in the clinic in order to obtain comprehensive long-term efficacy and safety data. The EMA was of the opinion that the study failed to show beneficial effects in the population studied. In addition, there were concerns about the tolerability and safety profile of the AAT, mainly in patients with severe lung disease. In addition, the EMA raised concerns about the high rate of patients with antibodies (ADA) responding to AAT, which might reduce its effects or make patients more prone to allergic reactions, despite evidence that none of the patients with such ADA response had allergic reaction nor a lower level of AAT in the serum.

When we presented the data from the European Phase II/III study to the FDA , the FDA expressed concerns and questions about that data, related to the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data. The FDA’s questions and concerns need to be resolved before the agency would allow us to proceed with additional clinical development of Inhaled AAT in the United States.  In order to address the agency’s concerns and questions, in April 2017, we submitted to the agency the results of the U.S. Phase II data together with a proposed Phase III synopsis. In July 2017, we submitted to the FDA for review a proposed pivotal Phase III protocol for our Inhaled AAT product. In August 2017, in response to the study protocol and previous submission, the FDA issued a letter to us stating that it continues to have concerns and questions about the safety and efficacy of the Inhaled AAT. We are currently in discussions with the FDA with respect to the pivotal Phase III study for Inhaled AAT for AATD, which is designed to address both FDA and EMA concerns regarding the safety and efficacy. The proposed Phase III pivotal study is intended to treat AATD subjects with Inhaled AAT at a dose of 80 mg once daily for a period of two years, with a placebo arm at a 1:1 ratio. If FDA authorizes our IND, the study is planned to include approximately 220 patients, and is expected to measure lung function as a primary endpoint and lung density as a secondary endpoint.

Upon conclusion of these discussions and subject to FDA’s authorizing our IND, we intend to initiate the new pivotal Phase III clinical trial in the United States in the second half of 2018, and resubmit the MAA after such clinical trial is successfully completed, with the data to be collected in such clinical trial.

Recombinant AAT

According to our strategic decision to focus on AATD, and in preparation for future increased demand for AAT resulting from greater awareness of AAT deficiency, as well as potential additional indications for Alpha 1 Antitrypsin, which are currently in clinical development, we have initiated development activities in the recombinant human Alpha 1 Antitrypsin ("rhAAT") field.

To ensure the success of this project, we have previously developed analytical methods (physicochemical, biochemical, in-vitro, and in-vivo) that will help identify and characterize functional rhAAT. In addition, we have established a significant understanding of a favorable expression system and growth conditions required to successfully develop an effective rhAAT and we are exploring potential collaborations with third parties in the development of rhAAT.

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

In November 2016, we initiated a Phase II/III clinical trial in aGvHD in collaboration with Shire. This Phase II/III clinical trial was planned to be a two-part, multi-center, prospective study to evaluate the safety and efficacy of our AAT IV as an add-on biopharmacotherapy to conventional steroid treatment in up to 168 patients with acute GvHD with lower gastrointestinal involvement (LGI-aGvHD). However, in June 2017, Shire informed us of its decision not to continue with the study. As the result of this decision, the study was halted.

In January 2018, we announced a collaboration with the Mount Sinai Acute GvHD International Consortium (MAGIC) for the conduct of a clinical trial assessing the safety and preliminary efficacy of our AAT product as preemptive therapy for patients at high-risk for the development of steroid-refractory acute GvHD (SR-aGvHD). The study will be conducted in five U.S. centers, all of which are members of MAGIC, which consists of 23 Bone Marrow Transplantation (BMT) centers in the United States, Europe and Asia, and conducts clinical trials to prevent and treat GvHD following BMT. This is an investigator-initiated study, co-funded by Mount Sinai and our company, and is sponsored by the Icahn School of Medicine at Mount Sinai (ISMMS). The study will be initiated in the first quarter of 2018. This study replaces the previously-planned Phase II/III clinical trial that was designed to evaluate IV AAT as a first-line treatment for aGvHD patients.

The open-label, single-arm study will include 30 high-risk patients who will be treated with our IV AAT for 8 weeks with a follow-up period of one year after undergoing BMT. The primary endpoint will measure the proportion of patients who develop SR-aGvHD by day 100 post-BMT. Other endpoints will include safety, severity of GvHD and mortality.

The Principal Investigator of the study is John Levine, M.D., M.S., Professor of Pediatrics and Medicine, Hematology and Medical Oncology at the Tisch Cancer Institute at ISMMS and Co-Director of MAGIC. The laboratory aspects of the study will be led by James L.M. Ferrara, M.D., Professor of Pediatrics, Oncological Sciences and Medicine, Hematology and Medical Oncology at the Tisch Cancer Institute at ISMMS, and Co-Director of MAGIC.

The study is based on an innovative approach of early intervention driven by biomarkers. Drs. Ferrara and Levine have developed an algorithm to diagnose patients at risk for non-relapse mortality on day seven following BMT. The MAGIC algorithm utilizes proprietary biomarkers for prediction of mortality risk. Non-relapse mortality is closely related to non-responsiveness to steroids, which are the current standard of care for aGvHD. Early intervention, based on risk prediction and prior to the development of the clinical symptoms of aGvHD, could prevent patients from further disease deterioration. To date, the MAGIC database includes data from over 2,500 BMT recipients. Pursuant to the agreement with ISMMS, we received the exclusive right to develop and commercialize AAT for GvHD using the MAGIC biomarkers.

Further development of this indication would be subject to the trial results, while considering prospective development partners.

AAT for Treatment of Lung Transplantation Rejection

Lung transplantation rejection occurs when the recipient’s immune system attacks the transplanted lung resulting in destruction of the transplanted lung tissue. Around 20% of lung transplant recipients will experience an episode of acute rejection within the first year and approximately 48% and 76% of the recipients will experience chronic rejection within five and 10 years respectively. Chronic rejection is also known as BOS (Bronchiolitis Obliterans Syndrome).

A lung transplant is considered only for people with severe, end-stage lung disease, when patients will most likely die without the surgery and no other options are available. The most common lung diseases for which people undergo lung transplant are Chronic Obstructive Pulmonary Disease, Idiopathic pulmonary fibrosis, cystic fibrosis and Idiopathic Pulmonary Arterial Hypertension.

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

In 2015, we entered into collaboration with Shire on a Phase II clinical trial of our proprietary alpha-1 antitrypsin (AAT) treatment for the prevention of lung transplantation rejection that is currently performed in Israel. Under the agreement, Shire and we collaborate in the development and funding of the study.

This Phase II study was initiated in April 2016 and in January 2018, we reported the interim results for such Phase II study. Topline results are expected to be published in the second half of 2019. The study is a randomized, open-label, single-site study of 30 lung transplant recipients to evaluate the safety and efficacy of IV AAT on top of standard-of-care (SOC) versus SOC. The study is randomized 2:1 with 20 patients in the treatment group receiving IV AAT treatment every other day for 14 days, then once every two weeks until week eight, followed thereafter by monthly treatments. The ten patients in the control group will be treated with SOC, which includes systemic corticosteroids and immunosuppressants. Following one year of AAT treatment, there will be a one-year follow-up. The primary endpoints of the study include safety and tolerability, the incidence of acute lung transplantation rejection and changes in Forced Expiratory Volume (FEV1) from baseline and overall effect (a measure of Bronchiolitis Obliterans (chronic rejection)). Additional endpoints measured will include various inflammatory biomarkers and functional capacity.

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

In May 2017, the last patient of the 30 patients to be recruited entered the study and began treatment. In January 2018, we reported interim results which summarize data from the first six months of treatment for the initial 16 patients in the study. Ten of these 16 patients were in the AAT+SOC group, and six were in the SOC arm. To date, six patients have died (four patients in the AAT+SOC arm, and two in the SOC group) from common transplant-related complications unrelated to treatment with IV AAT.

Out of the 10 total patients who lived throughout the six-month treatment period, four experienced acute rejection post transplantation, but survived and their situation improved and stabilized. Two of the patients who experienced the acute rejections were in the AAT+SOC arm, but their situation resolved without the need to change treatment; the other two patients were in the SOC group and their situation resolved, with one of them changing treatment. Moreover, pulmonary function, which is a key indicator of acute or chronic rejection, improved and was found to be stable in all 10 patients who are alive following six months of treatment.

Our AAT demonstrated a favorable safety and tolerability profile, consistent with the results observed in previous clinical studies in different indications. None of the adverse events (AEs) or serious adverse events (SAEs) observed to date were considered to be related to treatment with IV AAT.  During the six months of treatment, the six patients in the SOC group had a total of 28 AEs, while the 10 patients in the AAT+SOC arm had a total of 36 AEs. This represents a rate of 3.6 AEs and 2.5 AEs per 100 days of treatment in the SOC and AAT+SOC arms, respectively. Out of the 28 AEs in the SOC group, four were SAEs, while out of the 36 AEs in the AAT+SOC arm, three were SAEs. This represents a rate of 0.51 SAEs and 0.2 SAEs per 100 days of treatment in the SOC and AAT+SOC arms, respectively.

AAT by Infusion for Treatment of Newly Diagnosed Type-1 Diabetes

Type 1 Diabetes is an autoimmune disease in which the pancreatic beta cells responsible for secretion of insulin are attacked and destroyed by the immune system. According to estimates by the U.S. Centers for Disease Control, more than 10 million people throughout the world suffer from Type-1 Diabetes with 100,000 new patients diagnosed annually. According to estimates by the American Association for Type-1 Diabetes, approximately three million people in the United States suffer from Type-1 Diabetes, with 30,000 new patients diagnosed annually.

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

In November 2017, we reported topline results of a phase II clinical trial. The 70 patients enrolled in the study, ranging in age from 8 to 25 years old, and recruited within 100 days of diagnosis of T1D, were randomized to three treatment groups in a 1:1:1 ratio; placebo and two doses of AAT, 60 mg/kg or 120 mg/kg. The study’s duration was 56 weeks and included three treatment periods. During the first 12 weeks, a once-weekly treatment was given, followed by 8 weeks of treatment given every two weeks, then a follow-up period of 26 weeks, followed by a once-weekly treatment given for 6 weeks, and a final 4-week follow-up period. Study endpoints included beta cell function assessment as measured by change in C-peptide parameters, glycemic control represented by HbA1C levels and insulin daily dose. The key results for the 12- to 18-year-old patient subgroup treated included:

 • Better preservation of beta-cell function, demonstrated as a smaller decline of the average (± SEM) Area Under the Curve (AUC) of stimulated (MMTT) C-peptide secretion over time (- 0.18 ± 0.15nmol/L for AAT 120 mg/kg, -0.47 ±0.13 nmol/L for 60 mg/kg, and -0.34 ±0.10 nmol/L for the placebo group; p =0.543), suggesting a slower decline in pancreatic function for the 120 mg/kg treatment arm. Similar differences were noted for Cmax (defined as maximum or peak serum concentration).

 • Lower average HbA1c (AAT 120 mg/kg: 6.66±0.32%, AAT 60 mg/kg: 7.85±0.45%, placebo: 8.29±0.52%, p=0.052, in addition the p-value of the comparison between AAT 120 mg/kg and placebo was p=0.048) and a higher percentage of patients who achieved the clinically meaningful target of HbA1c ≤7% (AAT 120 mg/kg: 70%, AAT 60 mg/kg: 29%, placebo: 25%, p=0.073).

• In a post-hoc analysis of insulin daily dose intake a beneficial favorable effect trend was found in the AAT 120 mg/kg treatment group versus placebo, p=0.086.

We are currently seeking a strategic partner for collaboration in further product development.

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

The partnership arrangement with Shire includes three main agreements: (1) a distribution agreement, pursuant to which Shire is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand; (2) a licensing agreement, which grants Shire licenses to use our knowledge and patents to produce, develop and sell Glassia and other products administered by transfusion; and (3) an agreement for Shire to supply us with fraction IV plasma, a plasma derivative, produced by Shire, as discussed under “— Manufacturing and Supply — Raw Materials — Fraction IV plasma for Glassia.” As between us and Shire, we retain all rights, including distribution rights, to any inhaled formulation of AAT in development, including Inhaled AAT for AATD. On October 5, 2016, we signed a fifth amendment to the distribution agreement with Shire to extend the period of minimum purchases by Shire of Glassia until the end of 2020 and increase the minimum purchases under the distribution agreement. Following the amendment, the minimum aggregate revenue for Glassia under such extended agreement for the years 2018 to 2020 is expected to reach approximately $177 million and may be expanded to $228 million during that period, excluding any potential royalty payments under the licensing agreement, which are not expected to begin prior to 2021.

Sales to Shire accounted for approximately 59%, 52% and 37% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively.

Distribution Agreement

Pursuant to the distribution agreement, we received an upfront and milestone payments of $25 million in total related to distribution rights. Additionally, Shire is obligated to purchase a minimum amount of Glassia per year until the end of 2020. Pursuant to Shire’s minimum purchase obligations, from 2017 until the end of 2020, we are entitled to receive minimum revenues of between $56.8 million and $63.1 million per year from Shire. We expect that from 2021, Shire will start marketing Glassia in the United States to be produced at its production facility and pay us royalties, in accordance with the terms of the technology license agreement. According to the terms of the distribution agreement, following its compliance with its purchasing obligations until the end of 2020, Shire will have no further obligation to purchase a minimum amount of Glassia; however, Shire’s failure to purchase a specified minimum amount of Glassia over a period of 24 consecutive months until the expiration of the agreement provides us with the right to terminate the agreement. Shire is also obligated to fund required Phase IV clinical trials related to Glassia up to a specified amount. If the costs of such clinical trials are in excess of this amount, we have agreed to fund a portion of the costs. We do not expect that the cost of the trials will exceed the specified amount. In May 2016 and June 2017, we received milestone payments from Shire as a result of Shire achieving an undisclosed sales milestone for Glassia. We have committed to reimburse Shire for its Glassia marketing efforts up to a limited amount during the years 2017-2020.

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

Technology License Agreement

The technology license agreement provides an exclusive license to Shire, with the right to sub-license to certain manufacturing parties, of our intellectual property and know-how regarding the manufacture and additional development of Glassia for use in Shire’s production and sale of Glassia in the United States, Canada, Australia and New Zealand. Shire agreed to pay us royalties at the rates specified in the agreement, which are in the low double digits during the first 15 years of the agreement and decreasing to less than 10% for the remainder of the period, once it begins to sell Glassia of its own production. We do not expect that such production will begin prior to 2021. The technology license agreement sets forth a minimum amount of royalty payments of $5.0 million required to be made by Shire per year beginning on the first year of commercial sales of Glassia produced by Shire.

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

The technology license agreement expires in 2040. Either party may terminate the agreement, in whole or solely with respect to one or more countries covered by the distribution agreement, pursuant to customary termination provisions. Shire also has the right to terminate the agreement, upon prior written notice, in the event that: (i) our manufacturing process technology for Glassia is determined to materially infringe upon a third party’s intellectual property rights, and we have not obtained a license to such third party’s intellectual property or provided an alternative non-infringing manufacturing process; (ii) there are certain decreases in Glassia sales in the United States unless such decreases are due to transfers to Inhaled AAT for AATD; or (iii) the regulatory approval process in the United States has been withdrawn or rejected as a result of our inaction or lack of diligent effort, provided such withdrawal or rejection was not primarily caused by the breach by Shire of its obligations. We have the right to terminate the agreement, upon prior written notice: (i) if Shire contests or infringes upon our intellectual property; (ii) if regulatory approval in one or more countries covered by the technology license agreement is withdrawn or rejected and not reversed, provided it was not primarily caused by the breach by us of our obligations; (iii) in the event that Glassia produced by Shire, other than as a result of our manufacturing process technology, is determined to materially infringe upon a third party’s intellectual property rights, provided that the termination right is limited only to the country in which such judgment is binding; or (iv) if the first sale of Glassia produced by Shire did not occur by June 15, 2017 and Shire has not used commercially reasonable efforts to sell by that date. Following any termination, other than expiration of the agreement, all licensed rights will revert to us. Upon expiration of the agreement, we are obligated to grant to Shire a non-exclusive, perpetual, royalty free license.

Chiesi Farmaceutici S.p.A ("Chiesi") (Inhaled AAT for AATD product)

On August 2, 2012, we entered into an exclusive distribution agreement with Chiesi, pursuant to which we granted Chiesi the exclusive right to commercialize Inhaled AAT for AATD in the European Union and Turkey, as well as certain other European and Asian countries, including certain ex-Soviet Union countries.

In November 2017, we and Chiesi mutually agreed to terminate the exclusive distribution agreement. Following the withdrawal of the MAA for the Inhaled AAT for AATD product candidate with the EMA, a European distribution agreement within the pact’s defined timeframe was not warranted. We maintain full, worldwide commercial rights in Inhaled AAT for AATD. There were no financial implications related to the termination of such agreement and we are not required to return any payment previously granted to us by Chiesi in the scope of the exclusive distribution agreement which was terminated.

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

Pursuant to the Original PARI Agreement, we agreed to pay PARI royalties from sales of inhaled formulations of AAT, after certain deductions, at the rates specified in the agreement. We have agreed to pay PARI tiered royalties ranging from the low single digits up to the high single digits based on the annual net sales of inhaled formulations of AAT for the applicable indications. The royalties will be paid for each country separately, until the later of (1) the expiration of the last of certain specified patents covering the “eFlow” nebulizer, or (2) 15 years following the first commercial sale of an inhaled formulation of AAT in that country (the “PARI royalties period”). During the PARI royalties period, PARI is obligated to pay us specified percentages of its annual sales of the “eFlow” nebulizer for use with inhaled formulations of AAT above a certain threshold defined in the agreement and after certain deductions. On February 21, 2008, we entered into an addendum to the Original PARI Agreement (together with the Original PARI Agreement, the “PARI Agreement”), which extended the exclusive global license granted to us to use the “eFlow” nebulizer, including the associated technology and intellectual property, for the clinical development, registration and commercialization of inhaled formulations of AAT for two additional indications of lung disease, namely cystic fibrosis and bronchiectasis. At present, the development of cystic fibrosis and bronchiectasis products is suspended as we prioritize other products. Pursuant to the addendum, each party will be responsible for developing and adapting its own product for the additional indications and will bear the costs involved. Additionally, we and PARI will supply, each at its own expense, inhaled formulations of AAT and the “eFlow” nebulizers, respectively, and in the quantities required for all phases of clinical studies worldwide. In addition, PARI will provide to us, at its expense, technical and regulatory support regarding the “eFlow” nebulizer. Sales of the inhaled formulation of AAT for the additional indications will be added to sales of the first two indications covered by the original agreement as the basis for calculating the royalties to be paid by us to PARI.

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

Kedrion (KamRAB)

On July 18, 2011, we signed an agreement with Kedrion, an international pharmaceutical company engaged in the manufacture of life saving drugs based on human plasma which complement our products, and which are marketed in Europe, the United States and approximately 40 other countries worldwide. The agreement provides for exclusive cooperation on completing the clinical development, and marketing and distribution of our anti-rabies pharmaceutical, KamRAB, in the United States, if the product is approved. Pursuant to the agreement, Kedrion will bear all the costs of the Phase III clinical trials in the United States of our product for rabies. Costs related to any Phase IV clinical trials, if required, and the FDA Prescription Drug User fee that is required for all FDA new drug approvals, will be divided equally between us and Kedrion. An addendum to the agreement was executed dated as of October 15, 2016, with respect to the performance of a safety clinical trial for the treatment of pediatric patients which we intend to initiate in the United States. According to such addendum, Kedrion and we agreed to equally share the cost of such trial.

In 2014, the Phase III trial was completed and successfully met the trial’s primary endpoint of non-inferiority when measured against an IgG reference product, and in September 2016, the BLA was submitted to the FDA. In August 2017, we received FDA approval of anti-rabies immunoglobulin as a post-exposure prophylaxis against rabies infection. We expect to launch KamRAB in the United States in first half of 2018 under the trademark "KEDRAB". See “Item 4. Information on the Company — immunoglobulins — KamRAB”.

The agreement provides exclusive rights to Kedrion to market and sell KEDRAB in the United States. We retain intellectual property rights to KamRAB. Kedrion is obligated to purchase a minimum amount of KEDRAB per year during the term of the agreement.

The term of the agreement is for six years following the receipt of FDA approval, subject to Kedrion’s option to extend the agreement by two years. In addition to customary termination provisions, either party can terminate the agreement for any reason prior to the commencement of clinical trials for FDA approval. Kedrion also has the right to terminate the agreement, upon prior written notice, (i) for any reason after receipt of FDA approval, (ii) in the event that the FDA Biologics License Application is suspended or revoked and cannot be reinstated within a certain period of time, or (iii) a major regulatory change occurs that materially and adversely increases the clinical trial costs. We have the right to terminate the agreement in the event that (i) a major regulatory change occurs that materially and adversely increases the manufacturing costs of KEDRAB, (ii) a major regulatory change occurs that poses considerable difficulties on submission of an application for FDA approval or (iii) clinical trials are not initiated within a certain time after either receipt by Kedrion of enough product or FDA approval to begin clinical trials.

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

Our production plant passed inspection by the FDA in 2010, and our plant and laboratories also successfully passed a quality assurance audit by the Russian Ministry of Health and similar authorities in Brazil, Kenya and Mexico. In July 2011, a cGMP audit was conducted by the IMOH, following which the plant’s main production facility was reapproved, as well as the new facility to produce our snake bite antiserum product, which was planned and constructed between the years 2009 and 2011 with IMOH funding and began operating in August 2011. In each of July 2013 and February 2016, the IMOH completed additional successful cGMP audits of our facility and concluded that we comply with cGMP requirements of the IMOH. In February 2017, the EMA completed a successful cGMP audit of our facility in connection with our Inhaled AAT Product with no critical observations, and in March 2017, the FDA completed a successful audit of our facility in connection with our products Glassia and KEDRAB with no critical observations.

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

Other than Shire, in the years ended December 31, 2017, 2016 and 2015, there were two suppliers who accounted for 10% or more of the total purchases of raw materials in our Proprietary Products Segment. We maintain relationships with several suppliers in order to ensure availability and reduce reliance on specific suppliers. We are dependent, however, on a number of suppliers who supply specialty ancillary products prepared for the production process, such as specific gels and filters. See “Item 3. Key Information — D. Risk Factors — We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements.”

In the years ended December 31, 2017, 2016 and 2015, we incurred $19.9 million $18.4 million and $19.0 million of expenses for the purchase of raw materials, respectively.

Fraction IV Plasma for Glassia

On August 23, 2010, in conjunction with the cooperation arrangement with Shire, we signed an agreement with Shire for the supply of fraction IV plasma for use in the production of Glassia to be sold in the United States. Under this agreement, Shire also supplies us with fraction IV plasma to continue the development and trials of Glassia and for the production, sale and distribution of Glassia in jurisdictions other than those which are covered under the exclusive distribution agreement. Shire receives no payment for the supply of fraction IV plasma to be used by us for the manufacture of Glassia to be sold to Shire. If we require fraction IV for other purposes, we are entitled to purchase it from Shire at a predetermined price. While we are dependent on Shire for the supply of fraction IV plasma, Shire is currently dependent on us to produce Glassia for sale in the United States, as it does not have its own FDA approved production facility for Glassia. We assume that Shire will have an FDA approved production facility by 2021. The supply agreement terminates on August 23, 2040, subject to an option for earlier termination in the event of a material breach.

In December 2012, we signed an additional agreement with Shire to supply additional fraction IV plasma manufactured in its Vienna plant to be used as the raw material in the production of our AAT product. Shire is obligated to make available to us yearly minimum quantity of fraction IV plasma. The agreement remains in effect until December 31, 2021, subject to earlier termination in the case of a breach, and may be renewed for two consecutive two year periods upon mutual agreement of both parties. Either party may terminate the agreement for any reason with twelve months prior written notice to the other party, provided that as a condition to such termination by Shire, Shire is obligated to provide us, upon our request, with fraction IV plasma in the amount equivalent to the previous year’s total amount of fraction IV plasma sold to us in addition to the fraction IV plasma to be sold during the last year of the agreement.

We have an additional fraction IV plasma supplier, which supplies us with fraction IV plasma that is used for production of Glassia marketed in non-U.S. countries. We are in the process of entering into long-term supply agreements for fraction IV plasma with additional companies.

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

Research and Development

Our research and development activity in the Proprietary Products segment includes conducting pre-clinical and clinical trials, development activities in the recombinant human Alpha 1 Antitrypsin ("rhAAT") field, advanced understanding of the mechanism of action of AAT, improving existing products and processes, development work at the request of regulatory authorities and strategic partners, as well as communication with regulatory authorities related to our commercial products as well as clinical programs. We incurred approximately $12 million, $16.2 million and $16.5 million research and development expenses in the years ended December 31, 2017, 2016 and 2015, respectively.

Marketing and Distribution

In the Proprietary Products segment, we receive orders for plasma-derived protein therapeutics and, other than for Glassia, requests for participation in tenders for the supply of plasma-derived protein therapeutics from potential distributors and from existing distributors. We sell Glassia to Shire and to other distributors in additional Non-U.S. countries.

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

In the Distribution segment, we market our products in Israel to health maintenance organizations and hospitals on our own or by our third party logistic associates. We sell our Distribution segment products through offers to participate in public tenders that occur on an annual basis or through direct orders. The public tender process involves health maintenance organizations and hospitals soliciting bids from several potential suppliers, including us, and selecting the winning bid based on several attributes, whereas the primarily attributes are, price and availability. The annual public tender process is also used by our existing customers to determine their suppliers. As a result, our existing relationships with customers in our Distribution segment do not guarantee additional orders from such customers year to year.

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

Customers

For the year ended December 31, 2017, sales to Shire and Kupat Holim Clalit, an Israeli healthcare provider, accounted for 59% and 9%, respectively, of our total revenues. For the year ended December 31, 2016, sales to Shire and Kupat Holim Clalit accounted for 52% and 13%, respectively, of our total revenues.  For the year ended December 31, 2015, sales to Shire and Kupat Holim Clalit accounted for 37% and 15%, respectively, of our total revenues. No other customer accounted for greater than 10% of our total revenues in the year ended December 31, 2017, 2016 and 2015.

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

Proprietary Products Segment

We believe that there are two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd., Grifols S.A., which acquired a previous competitor, Talecris Biotherapeutics, Inc. in 2011, and Kedrion. We have not seen significant changes in the activities of our competitors in recent years. Additionally, our strategic alliance with Shire in the United States has strengthened our AAT competitive positioning in the market.

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

Glassia.  We believe that Glassia has two main competitors: Grifols and CSL. We estimate that Grifols’ AAT by infusion product for the treatment of AATD, Prolastin, accounts for at least 50% market share in the United States and more than 70% of sales worldwide, and until 2015 it was the only AAT product that was approved for sale in both – key European countries and the United States. In September 2017 Grifols announced that the FDA approved a liquid formulation of its AAT product. CSL’s AAT by IV product, Zemaira, is mainly sold in the United States, and during 2015 received centralized marketing authorization approval in the European Union. CSL launched the product in few selected EU markets during 2016 under the brand name Respreeza.  Apart from its sales of the past Talecris product, Grifols is also a local producer of an additional AAT product, Trypsone, which is marketed in Spain and in some Latin American countries, including Brazil. While Shire is our strategic partner for sales of Glassia, it also serves existing patients in the United States with its own proprietary product, Aralast. As far as we know Shire is currently proactively marketing only Glassia in the United States, while maintaining existing patients on Aralast. In addition, we are aware of a smaller local producer of AAT in the French market, Laboratoire Français du Fractionnement et des Biotechnologies, S.A ("LFB"). We do not believe any new suppliers are expected to enter the United States market for AAT by infusion in the near future. As part of the approval of our competitors’ intravenous AAT products for the treatment of AATD, they (like us) were required by the FDA to conduct Phase IV clinical trials aimed to collect efficacy data. CSL has released results from its Phase IV trial. As far as we know those results were not accepted by the FDA as prove of required efficacy. To the best of our knowledge, to date, our other competitors have not completed their trials or their results have not been published.

KamRAB.  We believe that there are two main competitors for this anti-rabies product worldwide: Grifols, whose product we estimate comprises over 90% of the anti-rabies market in the United States, and CSL, which sells its anti-rabies product in Europe and elsewhere. Sanofi Pasteur, the vaccines division of Sanofi S.A., has a product registered for the United States market, but the product is primarily sold in Europe and not currently sold in significant quantities in the United States. There are a number of local producers in other countries that make similar anti-rabies products. Most of these products are based on equine serum, which we believe results in inferior products, as compared to products made from human plasma.

KamRho(D). While Kedrion is one of our strategic partners for KamRAB, it is also one of our competitors for this product. In addition to its sales in the United States, Kedrion also markets a competing product in Italy and has begun to expand into other markets. We believe there are three additional main suppliers of competitive products in this market: Aptevo, Grifols and CSL. There are also local producers in other countries that make similar products mostly intended for local markets.

Distribution Segment

We believe that there are a number of companies active in the Israeli market distributing the products of several manufacturers whose comparable products compete with our products in the Distribution segment. In the Plasma area, these manufacturers include Grifols, Shire, CSL, Omrix Biopharmaceuticals Ltd. (a Johnson & Johnson company) and Emergent BioSolutions, while in other specialties we may be competing against products produced by some of largest pharmaceutical manufacturers in the world, such as, Novartis AG, AstraZeneca AB, Sanofi UK and GlaxoSmithKline. These competing manufacturers have advantages of size, financial resources, market share, broad product selection and extensive experience in the market, although we believe that we have greater expertise in the Israeli market. Each of these competitors sells its products through local representatives in Israel.

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

U.S. Drug Development Process

In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. All of our products for human use and product candidates in the United States, including Glassia, are regulated by the FDA as biologics. Biologics require the submission of a Biologics License Application (“BLA”) and approval or license by the FDA prior to being marketed in the United States. Manufacturers of biologics may also be subject to state regulation. Failure to comply with regulatory requirements, both before and after product approval, may subject us and/or our partners, contract manufacturers and suppliers to administrative or judicial sanctions, including FDA delay or refusal to approve applications, warning letters, product recalls, product seizures, import restrictions, total or partial suspension of production or distribution, fines and/or criminal prosecution.

The steps required before a biologic drug may be approved for marketing for an indication in the United States generally include:

1.	preclinical laboratory tests and animal tests;

2.	submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may commence;

3.	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

4.	submission to the FDA of a BLA or supplemental BLA;

5.	FDA pre-approval inspection of product manufacturers; and

6.	FDA review and approval of the BLA or supplemental BLA.

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

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, the fees payable to the FDA for reviewing a BLA, as well as annual fees for commercial manufacturing establishments and for approved products, can be substantial. The BLA review fee alone can exceed $2,400,000, subject to certain limited deferrals, waivers and reductions that may be available. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will “file” the BLA, thus triggering a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goals are to review and act on 90% of priority BLA applications and priority original efficacy supplements within six months of the 60-day filing date and receipt date, respectively.  The FDA’s goals are to review and act on 90% of standard BLA applications and standard original efficacy supplements within 10 months of the 60-day filing date and receipt date, respectively. The FDA, however, may not be able to approve a drug within these established goals, and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but an “action letter” that describes additional work that must be done before the application can be approved. Before approving a BLA, the FDA may inspect the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process, and will not approve the product unless cGMP compliance is satisfactory. The FDA may deny approval of a BLA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or never be granted. If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, will require that warning statements be included in the product labeling, may impose additional warnings to be specifically highlighted in the labeling (e.g., a Black Box Warning), which can significantly affect promotion and sales of the product, may require that additional studies be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. To market a product for other uses, or to make certain manufacturing or other changes requires prior FDA review and approval of a BLA Supplement or new BLA. Further post-marketing testing and surveillance to monitor the safety or efficacy of a product is required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.

As part of the Patient Protection and Affordable Care Act (the “healthcare reform law”), Public Law No. 111-148, under the subtitle of Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), a statutory pathway has been created for licensure, or approval, of biological products that are biosimilar to, and possibly interchangeable with, earlier biological products approved by the FDA for sale in the United States. Also under the BPCIA, innovator manufacturers of original reference biological products are granted 12 years of exclusive use before biosimilars can be approved for marketing in the United States. There have been proposals to shorten this period from 12 years to seven years. The objectives of the BPCI are conceptually similar to those of the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the “Hatch-Waxman Act,” which established abbreviated pathways for the approval of drug products. A biosimilar is defined in the statute as a biological product that is highly similar to an already approved biological product, notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biosimilar and the approved biological product in terms of the safety, purity, and potency. Under this approval pathway, biological products can be approved based on demonstrating they are biosimilar to, or interchangeable with, a biological product that is already approved by the FDA, which is called a reference product. If we obtain approval of a BLA, the approval of a biologic product biosimilar to one of our products could have a significant impact on our business. The biosimilar product may be significantly less costly to bring to market and may be priced significantly lower than our products.

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

We received an orphan drug designation in the United States and Europe for multiple indications. Inhaled AAT for AATD has received an orphan drug designation in the United States and Europe. The inhaled formulation of AAT for the treatment of cystic fibrosis has received an orphan drug designation in the United States and Europe. The inhaled formulation of AAT for the treatment of bronchiectasis has received an orphan drug designation in the United States. The additional indication for Glassia for the treatment of newly diagnosed cases of Type-1 Diabetes has received an orphan drug designation in the United States. In addition, the indication for AAT for the treatment of Graft versus Host Disease has received an orphan drug designation in the United States and Europe, and the indication for AAT for the treatment of Prophylactic Graft versus Host Disease has received an orphan drug designation in the United States.

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

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), and other promotional activities. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, warning letters from or other enforcement by the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not encourage, market or promote such off-label uses.

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

The FDA also may require a Boxed Warning (e.g., a specific warning in the label to address a specific risk, sometimes referred to as a “Black Box Warning”), which has marketing restrictions, and post-marketing testing, or Phase IV testing, as well as a Risk Evaluation and Minimization Strategy (REMS) plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of the product.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation and enforcement by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice and individual United States Attorney's offices within the Department of Justice, state attorneys general and state and local governments. To the extent applicable, we must comply with the fraud and abuse provisions of the Social Security Act, the federal False Claims Act, the privacy and security provisions of the Health Insurance Portability and Accountability Act, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended, as well as the “Anti-Kickback Law” provisions of the Social Security Act. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act (“VHCA”), drug companies are required to offer certain pharmaceutical products at a reduced price to a number of federal agencies, including the United States Department of Veterans Affairs and United States Department of Defense, the Public Health Service and certain private Public Health Service-designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Legislative changes have purported to require that discounted prices be offered for certain United States Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations. Furthermore, the FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions. The failure to comply with laws governing international business practices may result in substantial penalties, including civil and criminal penalties.

In order to distribute products commercially, we must comply with state laws and regulations that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. Additionally, the federal “Sunshine” law and implementing regulations promulgated pursuant to Section 6002 of the healthcare reform law requires the tracking and reporting of certain transfers of value made to U.S. physicians and/or certain teaching hospitals as well as ownership by a physician or a physician’s family member in a pharmaceutical manufacturer.  Finally, all of our activities are potentially subject to federal and state consumer protection and unfair competition laws. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state, and federal authorities.

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

On April 1, 2016, final regulations issued by the Centers for Medicare and Medicaid Services to implement the changes to the Medicaid Drug Rebate Program under the healthcare reform law became effective.

Some provisions of the healthcare reform law have yet to be fully implemented, and President Donald Trump has vowed to repeal the healthcare reform law. On January 20, 2017, President Donald Trump signed an executive order stating that the administration intended to seek prompt repeal of the healthcare reform law, and, pending repeal, directed by the U.S. Department of Health and Human Services and other executive departments and agencies to take all steps necessary to limit any fiscal or regulatory burdens of the healthcare reform law. On October 12, 2017, President Trump signed another Executive Order directing certain federal agencies to propose regulations or guidelines to permit small businesses to form association health plans, expand the availability of short-term, limited duration insurance, and expand the use of health reimbursement arrangements, which may circumvent some of the requirements for health insurance mandated by the healthcare reform law. The U.S. Congress has also made several attempts to repeal or modify the healthcare reform law. It is uncertain whether new legislation will be enacted to replace the healthcare reform law and whether any such legislation would affect coverage and reimbursement for prescription drugs or otherwise include provisions intended to limit the growth of healthcare costs.

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

Patents

As of December 31, 2017, we owned for use within our field of business five families of patents or patent applications, which are registered or applied for in the United States and also in the European Union, Russia, Turkey, Israel, certain Latin American countries, Canada, Australia and other countries, four PCT patent applications and five US provisional applications. At present, one patent protecting our manufacturing process is considered to be material to the operation of our business as a whole. Such patent has been issued in a variety of jurisdictions, including Australia, Austria, Belgium, Canada, Denmark, Estonia, Israel, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Slovenia, Poland, Spain, Portugal, Sweden, Switzerland, Turkey, the United Kingdom and the United States, and expires in 2024.

Our patents generally relate to the separation and purification of proteins and their respective pharmaceutical compositions and are expected to expire at various dates between 2018 and 2027. Our patent applications relate to the use of our products and their delivery methods. We also rely on trade secrets to protect certain aspects of our separation and purification technology.

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

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. Our registered trademarks in several countries, such as United States and the European Union, Israel, and certain Latin American countries, include the trademarks GLASSIA, RESPIKAM, KAMRAB, KEDRAB, KAMADA RESPIRA, KamRHO VENTIA, KAMADA and Rebinolin.

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

Property

Our production plant was built on land that Kamada Assets (2001) Ltd. (“Kamada Assets”), our 74%-owned subsidiary, leases from the Israel Land Administration pursuant to a capitalized long-term lease. Kamada Assets subleases the property to us. The property covers an area of approximately 16,880 square meters. The initial sublease expires in 2058 and we have an option to extend the sublease for an additional term of 49 years. The production plant includes our manufacturing facility, manufacturing support systems, packaging, warehousing and logistics areas, laboratory facilities and an area for the manufacture of snake bite anti-serum, as well as office buildings.

Since January 2017, we have leased approximately 2,200 square meters of a building located in the Kiryat Weizmann Science Park in Rehovot, Israel, which replaced our former Ness Ziona premises. This property houses our head office, our research and development laboratory and additional departments such as our research and development, clinical, medical, regulatory and business development departments.

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

Legal Proceedings

We are subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would have a material adverse effect on our financial position, operations or potential performance.

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

The audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

Overview

We are a plasma-derived protein therapeutics company with an existing marketed product portfolio and a late-stage product pipeline. We develop and produce specialty plasma-derived protein therapeutics and currently market these products through strategic partners in the United States and directly, through local distributors, in several emerging markets. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce AAT in a high purity, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties. Our flagship product, Glassia, is the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA (Glassia is also approved for self-administration). We market Glassia through a strategic partnership with Shire in the United States. In addition to Glassia, we have a product line consisting of eight other products which are marketed in more than 15 countries including Israel, Russia, Brazil, India and other countries in Latin America and Asia. In August 2017, we received FDA approval for anti-rabies immunoglobulin as a post-exposure prophylaxis against rabies infection. We expect to launch KamRAB in the United States, under the trademark "KEDRAB," in 2018. In addition to our propriety products we leverage our expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Our lead product in development is Inhaled AAT for AATD, for which we completed a pivotal Phase II/III clinical trial in Europe and filed the MAA with the EMA in the first quarter of 2016. Following our discussions with the EMA in regards to the study results, in July 2017, we withdrew the MAA in Europe for our Inhaled AAT. Following extensive discussions with the EMA, we concluded that the EMA did not view the data submitted as sufficient, in terms of safety and efficacy, for approval of the MAA, and that the supplementary data needed for approval required an additional clinical trial. See “Item 4. Information on the Company—Our Product Pipeline and Development Program—Inhaled Formulations of AAT—AATD.” We have also completed a Phase II clinical trial with our Inhaled AAT for AATD in the United States. We are currently in discussions with the FDA with respect to a new pivotal Phase III study for Inhaled AAT designed to address both FDA and EMA concerns regarding the safety and efficacy. Upon conclusion of these discussions and subject to an approved IND we intend to initiate the new pivotal Phase III clinical trial in the United States, and resubmit the MAA after such clinical trial is successfully completed, with the data to be collected in such clinical trial. However, it is not certain when we will initiate such Phase III clinical trial, as the FDA expressed concerns and questions regarding safety and efficacy, and we are currently in discussions with the FDA regarding the IND approval. See “Risk Factors— Risk Related to Development, Regulatory Approval and Commercialization of New Products Candidates Including Inhaled AAT.”

Our Segments

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture plasma-derived therapeutics and market them in more than 15 countries, and the Distribution segment, in which we distribute imported drugs in Israel, which are manufactured by third-parties, most of which are produced from plasma or its derivative products.

Segment performance is evaluated based on revenues and gross profit (loss). Items that are not allocated to our segments consist mainly of research and development costs, sales and marketing expenses, general and administrative costs and financial expenses, net, each of which are managed on a group basis. For the year ended December 31, 2017, we derived $79.5 million of revenues from our Proprietary Products segment, or 77% of total revenues, and $23.3 million of revenues from our Distribution segment, or 23% of total revenues. For the year ended December 31, 2016, we derived $56.0 million of revenues from our Proprietary Products segment, or 72% of total revenues, and $ 21.5 million of revenues from our Distribution segment, or 28% of total revenues. For the year ended December 31, 2015, we derived $42.9 million of revenues from our Proprietary Products segment, or 61% of total revenues, and $27.0 million of revenues from our Distribution segment, or 39% of total revenues.

Factors Affecting Our Results of Operations

Demand for our Products

Over the past few years, we have seen an increase in demand for products in our Proprietary Products segment. In particular, in 2015, 2016 and 2017, our Glassia supplies to Shire increased by more than 33% each year, and based on our agreement with Shire we expect Glassia supplies to continue and increase through 2020. We expect that our revenues will grow in a range of approximately 13% to 17% in 2018, allowing us to achieve our revenue goal of $116 to $120 million by 2018 through increased sales of our existing products in the Proprietary Products segment, mainly driven from sales of Glassia and the launch of KEDRAB in the United States. as an anti-rabies prophylaxis treatment. As discussed below, after 2020, Shire has no obligation to purchase a minimum amount of Glassia, and we expect that the resulting decrease in revenues will be partially offset by income from royalty payments from Shire on sales of Glassia and continued increased sales of Glassia in rest of the world countries through local distributors and KEDRAB product in the United States.

The AAT augmentation market for AATD in the U.S., which is the primary market for Glassia, has grown by more than 8% annually in the last few years, and we expect that the overall market for Glassia will continue to increase due to new patient identification. In the United States and Europe, we believe that AATD is currently significantly under-identified and under-treated, as we estimate that only approximately 6% and 2.5% of all potential cases of AATD are treated in the United States and Europe, respectively, with an aggregate of up to an estimated 180,000-190,000 patients suffering from AATD, of which less than 10% have been diagnosed. We expect that our market opportunity for our AAT products, including Glassia and Inhaled AAT for AATD (if approved), will continue to grow as awareness of AATD expands due to factors such as marketing activities, inexpensive and effective diagnosis tools, and improved training. In addition, various awareness and patient identification programs initiated by companies producing AATD treatments are expected to increase demand for Glassia and, once approved, Inhaled AAT for AATD.

Sales of our Distribution segment products are made through public tenders of Israeli hospitals and health maintenance organizations on an annual basis. The prices we can offer, as well as the availability of products, are key factors in meeting the local demand of the Israeli market. Our Distribution segment experienced growth in sales in 2017 compared to 2016 despite the growing competition. The Distribution segment  may continue to grow if we will be able to increase our product portfolio or win more tenders.

Strategic Partnerships

In July 2010, we received FDA approval for the marketing of Glassia in the United States. Following this approval, we entered into a 30 year strategic arrangement with Shire (formerly Baxter and Baxalta) for the marketing and distribution of Glassia in the United States, Canada, Australia and New Zealand and for the licensing of our technology, granting Shire rights to manufacture Glassia for sales in these territories. We began recognizing revenues from sales of Glassia in the United States under this strategic arrangement with Shire in September 2010. From the inception of the strategic arrangement through December 31, 2017, we have received $39.5 million from Shire for distribution rights, a portion of which has been accrued as deferred revenue, and for achieving milestones set forth in the distribution and licensing agreements. We have recognized cumulative revenues until December 31, 2017 from Shire in the amount of $248 million. We currently generate revenues from sales of Glassia to Shire, and incur cost of revenues to produce it. In accordance with the latest amendment to the manufacturing and distribution agreement, which became effective as of October 5, 2016, Shire may begin producing Glassia in its own manufacturing facility as early as 2021, and pay us royalties. As Shire transitions to producing Glassia in its own facilities, we will incur a substantial reduction in revenues (as well as costs of goods sold), driven by the reduction in Glassia manufacturing. Such decrease in revenues is expected to be partially offset by income from royalty payments from Shire on sales of Glassia in the United States and continued increased sales of Glassia in the rest of the world countries through local distributors and by income from sales of KEDRAB in the United States. See “Item 3. Key Information — D. Risk Factors — In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.”

In addition, in July 2011, we signed a strategic agreement with Kedrion to cooperate in the clinical development and exclusive marketing and sales in the United States of KEDRAB, our hyper-immune anti-rabies prophlaxis treatment, which is expected to be launched in the United States in the first quarter of 2018. Kedrion markets its products in Europe, the United States and in approximately 40 other countries worldwide.

Product Development Costs

Since our company was founded, we have focused on developing a broad portfolio of plasma-derived protein therapeutics for a variety of indications. The development of plasma-derived protein therapeutics is characterized by significant up-front product development costs, including, for example, costs for conducting pre-clinical and clinical trials to obtain regulatory approvals, regulatory expenses, costs for materials for development, external consulting and services fees and opportunity costs for reallocating our production facility to produce clinical trial materials and conforming our production processes for regulatory purposes. In order to reduce costs related to the development and regulatory approval of new protein therapeutics, in some cases we seek to share development costs with strategic partners, such as Shire for the clinical trials for Glassia in the United States and Kedrion for the clinical trials for KEDRAB in the United States. See “Item 4. Information on the Company — Strategic Partnerships — Shire (Glassia)” and “Business — Strategic Partnerships — Kedrion (KEDRAB).”

Product development costs may fluctuate from period to period, as our product candidates pass through various stages of development. For example, for the years ended December 31, 2017, 2016 and 2015, we incurred significant research and development expenses related to clinical trials related to Inhaled AAT for AATD in Europe and the United States and AAT for the treatment of newly diagnosed Type-1 diabetes and lung transplantation rejection. We expect to continue to incur research and development expenses related to clinical trials, as well as other ongoing, planned or future clinical trials with regards to our product pipeline. See “Item 4. Information on the Company — Our Product Pipeline and Development Program.”

Product Competition

The worldwide market for pharmaceuticals in general and biopharmaceutical and plasma products in particular has undergone a process of mergers and acquisitions among companies active in such markets. This trend has led to a reduction in the number of competitors in the market, and the strengthening of the remaining competitors, mainly for specific immunoglobulin products.

While there are additional producers of AAT products approved in the United States and Europe, including Shire, we have not seen significant changes in these producers’ activities in the market. Additionally, our strategic alliance with Shire has strengthened our competitive positioning in the market and we believe this will contribute to increased revenues in the future. However, this assumes the continuation of our strategic partnership with Shire. See “Item 3. Key Information — D. Risk Factors — In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.”

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

Historically, we have not been subject to significant pricing fluctuations for plasma or fraction IV due to the consolidation of plasma suppliers or increased development efforts. Additionally, in order to attempt to prevent future price fluctuations and ensure the availability of plasma and fraction IV, we have secured supply of plasma and fraction IV from multiple suppliers at fixed prices (subject to adjustments for inflation or product concentration) for predetermined quantities.

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

 Key Components of Our Results of Operations

Revenues

In our Proprietary Products segment, we generate revenues from the sale of products to strategic partners and from the licensing of our technology. Historically, we have derived most of our revenues from the sale of products and to a lesser extent from payments by the Israeli government related to our snake bite antiserum product. We derived a significant portion of our total revenues from sales of Glassia to Shire. Sales to Shire accounted for approximately 59%, 52% and 37% of our total revenues in the years ended December 31, 2017, 2016 and 2015, respectively. Revenue from all sales of Glassia comprised approximately 64%, 56% and 43% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. We expect revenues attributable to the sale of Glassia to Shire will grow in the next three years, in line with the expected Glassia orders by Shire pursuant to the fifth amendment to the Manufacturing, Supply and Distribution Agreement, until Shire begins production of Glassia, at which time our sales to Shire will be reduced and be replaced by royalties from Shire.

In our Distribution segment, we generate revenues from the sale in Israel of imported products produced by third parties. In the past three years, sales of IVIG have decreased due to growing competition. Sales of IVIG accounted for approximately 12%, 17% and 24% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively.

In the future, as we further commercialize our products, we expect to derive a greater percentage of our revenues from our Proprietary Products segment, mainly as a result of continued growth in sales of our existing products, the expected launch of KEDRAB in the United States in 2018 and the potential launch, if approved, of new AAT products currently in different development phases.

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

In addition to the successful strategic partnership with Shire and successful penetration to the U.S. market, we have focused during the years ended December 31, 2017, 2016 and 2015 on increasing our production outputs and improving profitability. In addition, implementing significant technology improvements and streamlining our manufacturing process resulted in significantly increased manufacturing capacity at our facility. The strategic partnership with Shire enabled us to achieve economies of scale and lower our per-unit costs, and we believe that the increase in production capacity will lead to a further increase in profitability. We have been implementing production improvements for Glassia that we expect will lead to improved margins and higher productivity in anticipation of increased demand for our existing products as well as for additional applications for AAT. Any changes in our Glassia production processes must be approved by the FDA.

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

Our gross margins are generally higher in our Proprietary Products segment (35%, 33% and 28% for the years ended December 31, 2017, 2016 and 2015, respectively) than in our Distribution segment (17%, 15%, 12% for the years ended December 31, 2017, 2016, and 2015, respectively). We expect that our overall gross margins will increase to the extent that our sales from Proprietary Products segment increase as a percentage of our total sales, and we expect our gross margins in the Proprietary Products segment to increase further to the extent that our sales of Glassia (or other AAT products) and KEDRAB increase as these products have higher gross margins than our immunoglobulin proprietary products sold in Rest of the World (“ROW”) countries.

Research and Development Expenses

Research and development expenses are incurred for the development of new products and processes and include conducting clinical trials, development materials, payroll, including scientists and professionals for product registration and approval, external advisors and the allotted cost of our manufacturing facility for research and development purposes. While research and development expenses are unallocated on a segment basis, the activities generally relate to our existing or in development proprietary products.

We expect our research and development expenses to increase in 2018 to reflect our plan to fund certain additional clinical trials for AAT for certain additional indications including Inhaled AAT for AATD . However, actual spending could differ as our plans change and we invest in other drugs or potentially reduce our anticipated funding on research for existing products or partner with other parties to fund development.

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

General and Administrative Expenses

General and administrative expenses consist of compensation for employees in executive and administrative functions (including payroll, bonus, equity compensation and other benefits), office expenses, professional consulting services, legal and audit fees as well as employee welfare costs. We expect general and administrative expenses to remain stable.

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

Financial Expenses

Financial expenses are comprised of  bank charges changes in the time value of provisions, changes in the fair value of financial assets or liabilities at fair value through profit and interest and amortization of bank loans and capital leases.

Taxes on Income

We have not been required to pay income taxes since 1997 other than tax withheld in a foreign jurisdiction in 2012 and 2016 and payment made during 2016 of $1.3 million to the Israel Tax Authority as a settlement agreement for the tax years 2004-2006.

One of our Israeli facilities has Approved Enterprise status granted by the Investment Center under the Investment Law, which made us eligible for a grant and certain tax benefits under that law for a certain investment program. The investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which will apply to the turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Approved Enterprise status expired at the end of 2017. Additionally, we have obtained a tax ruling from the Israeli Tax Authority according to which, among other things, our activity has been qualified as an “industrial activity,” as defined in the Investment Law, and is also eligible for tax benefits as a Privileged Enterprise, which will apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status are scheduled to expire at the end of 2020 and 2023. As of the date of this Annual Report, we have not utilized any tax benefits under the Investment Law, other than the receipt of grants attributable to our Approved Enterprise status.

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

As of December 31, 2017, we have net operating loss carryforwards of approximately $90.1 million. The net operating loss carryforwards have no expiration date. Following the full utilization of our net operating loss carryforwards, we expect that our effective income tax rate in Israel will reflect the benefits discussed above.

Results of Operations

The following table sets forth certain statement of operations data:

	Year Ended December 31,
	2017	2016	2015
	(in thousands, except per share data)
Revenues from Proprietary Products segment	$79,559	$55,958	$42,952
Revenues from Distribution segment	23,266	21,536	26,954
Total revenues	102,825	77,494	69,906
Cost of revenues from Proprietary Products segment	51,335	37,723	30,901
Cost of revenues from Distribution segment	19,402	18,411	23,640
Total cost of revenues	70,737	56,134	54,541
Gross profit	32,088	21,360	15,365
Research and development expenses	11,973	16,245	16,530
Selling and marketing expenses	4,398	3,243	3,652
General and administrative expenses	8,273	7,353	6,607
Operating income (loss)	7,444	(5,481)	(11,424)
Financial income	500	469	463
Income (expense) in respect of currency exchange differences and derivatives instruments	(612)	127	625

Financial expense	(162)	(126)	(934)
Income (loss) before taxes on income	7,170	(5,011)	(11,270)
Taxes on income	269	1,722	-
Net income (loss)	6,901	$(6,733)	$(11,270)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Segment Results

	Change 2017 vs. 2016
	2017	2016	Amount	Percent

Revenues:
Proprietary Products	$79,559	$55,958	$23,601	42.2%
Distribution	23,266	21,536	1,730	8%
Total	$102,825	$77,494	$25,331	32.7%
Cost of Revenues:
Proprietary Products	$51,335	$37,723	$13,612	36%
Distribution	19,402	18,411	991	5.4%
Total	$70,737	$56,134	$14,603	26%
Gross Profit:
Proprietary Products	$28,224	$18,235	$9,989	54.8%
Distribution	3,864	3,125	739	23.7%
Total	$32,088	$21,360	$10,728	50.2%

Revenues

In the year ended December 31, 2017, we generated $102.8 million of total revenues, compared to$77.5 million in the year ended December 31, 2016, an increase of $25.3 million, or approximately 33%.  This increase was primarily due to a 23.6 million increase in our Proprietary Products segment revenues, mainly due to an increase in sales of Glassia in United States, and a $1.7 million increase in our Distribution segment, mainly attributable to increased sales of new products and a different mix of sales.

Cost of Revenues

In the year ended December 31, 2017, we incurred $70.7 million of cost of revenues, compared to $56.1 million in the year ended December 31, 2016, an increase of $14.6 million, or approximately 26%.The cost of revenues in our Proprietary Products segment increased by $13.6 million mainly due to an increase in volume of sales. The cost of revenues in our Distribution segment increased by $1 million, primarily due to an increase in volume of sales.

Gross profit in our Proprietary Products segment increased by $10 million in 2017, primarily due to an increase in sales of Glassia in United States. Gross profit in our Distribution segment increased by $0.7 million in 2017, primarily due to different mix of sales with higher gross margin.  As a percentage of total revenues, gross margin increased to 31.2% for the year ended December 31, 2017 from 27.6% for the year ended December 31, 2016. Gross margin for the Proprietary Products segment, as a percentage of revenues from that segment, was 35.5% and 32.6% for the years ended December 31, 2017 and 2016, respectively. Gross margin for the Distribution segment, as a percentage of revenues from that segment, was 16.6% and 14.5% for the years ended December 31, 2017 and 2016. The increase in gross profit margin was primarily driven by an increase in the Proprietary Products segment revenues.

Research and Development Expenses

In the year ended December 31, 2017, we incurred $12 million of research and development expenses, compared to $16.2 million in the year ended December 31, 2016, a decrease of $4.2 million, or approximately 26%. This decrease was primarily due to a $4.5 million decrease in clinical trial expenses, mainly attributed to a decrease in expenses in connection with the Inhaled AAT ,Type-1 Diabetes and Anti Rabies clinical trials as a result of their deferral to 2018, partially offset by an increase in labor costs. Research and development expenses accounted for approximately 11.6% and 21.0% of total revenues for the years ended December 31, 2017 and 2016, respectively.

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016
	(in thousands)
Inhaled AAT	$949	$2,695
AAT for newly diagnosed Type-1 Diabetes	475	2,320
AAT IV for lung transplantation rejection and for GvHD	734	194
Anti Rabies	340	1,772
Unallocated salary	6,413	5,237
Unallocated facility cost allocated to research and development	2,325	3,244
Unallocated other expenses	737	783
Total research and development expenses	$11,973	$16,245

Research and development expenses for Inhaled AAT for AATD decreased by $1.7 million in 2017 due to the completion of the clinical trial in 2016 and the withdrawal of the EMA application for Inhaled Alpha1-Antitrypsin in 2017. Research and development expenses for Type-1 Diabetes decreased by $1.8 in 2017 due to the completion of the clinical trial. Research and development expenses for Anti Rabies decreased by $1.4 million in 2017 as we received FDA approval of KEDRAB in 2017 for Post-Exposure Prophylaxis Against Rabies Infection. Unallocated expenses are expenses that are not managed by project and are allocated between various tasks that are not always related to a major project. In the years ended December 31, 2017 and 2016, we incurred $6.4 million and $5.2 million, respectively, of unallocated salary expenses, $2.3 million and $3.2 million, respectively, of facility costs allocated to improvements in processes and $0.7 million and $0.8 million, respectively, of unallocated other expenses.

Our current intentions as to the short-term development timeline for our major development programs are described in “Business — Our Product Pipeline and Development Program,” and we also have long-term development goals. However, we cannot determine with full certainty the duration and completion costs of the current or future clinical trials of our major development programs or if, when, or to what extent we will generate revenues from the commercialization and sale of any product candidates. We or our strategic partners may never succeed in achieving marketing approval for any product candidates. The duration, costs and timing of clinical trials and our major development programs will depend on a variety of factors, including the uncertainties of future clinical and preclinical studies, uncertainties in clinical trial enrollment rates and significant and changing government regulation and whether our current or future strategic partners are committed to and make progress in programs licensed to them, if any. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. See “Item 3. Key Information — D. Risk Factors — Risk Related to Development, Regulatory Approval and Commercialization of New Products Candidates Including Inhaled AAT.”

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

Selling and Marketing Expenses

In the year ended December 31, 2017, we incurred $4.4 million of selling and marketing expenses, compared to $3.2 million in the year ended December 31, 2016, an increase of $1.2 million, or approximately 37.5%. This increase was primarily due to a $0.2 million increase in marketing support to distributors and a $0.4 million increase in regulatory fees. Selling and marketing expenses accounted for approximately 4.3% and 4.2% of total revenues for the years ended December 31, 2017 and 2016, respectively.

General and Administrative Expenses

In the year ended December 31, 2017, we incurred $8.3 million of general and administrative expenses, compared to $7.4 million in the year ended December 31, 2016, an increase of $0.9 million, or approximately 12.1%. This increase was primarily due to an increase of $0.7 million in labor costs and employee related expenses.  General and administrative expenses accounted for approximately 8.0% and 9.5% of total revenues for the years ended December 31, 2017 and 2016, respectively.

Financial Income

In each of the years ended December 31, 2017 and December 31, 2016 we generated $0.5 million of financial income from our short term investment portfolio.

Expense in respect of currency exchange differences and derivatives instruments

In the year ended December 31, 2017, we incurred $0.6 million of expenses in respect of currency exchange differences on balances in other currencies versus the U.S. dollar compared to income of $0.1 million in the year ended December 31, 2016.

Financial Expenses

In the year ended December 31, 2017, we incurred $0.2 million of financial expenses, compared to $0.1 million in the year ended December 31, 2016.

Taxes on Income

In the year ended December 31, 2017, we had $0.3 million taxes on income mainly due to surplus expenses.  In the year the ended December 31, 2016, we had $1.7 million taxes on income mainly due to a settlement agreement with the Israeli Tax Authorities for the tax years 2004-2006, pursuant to which we paid $1.3 million.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Segment Results

	Change 2016 vs. 2015
	2016	2015	Amount	Percent

Revenues:
Proprietary Products	$55,958	$42,952	$13,006	30.2%
Distribution	$21,536	$26,954	(5,418)	(20.1)%
Total	$77,494	$69,906	$7,588	10.8%
Cost of Revenues:
Proprietary Products	$37,723	$30,901	$6,822	22%
Distribution	$18,411	$23,640	(5,229)	(22.1)%
Total	$56,134	$54,541	$1,593	2.9%
Gross Profit:
Proprietary Products	$18,235	$12,051	$6,184	51.3%
Distribution	$3,125	$3,314	(189)	(5.7)%
Total	$21,360	$15,365	$5,995	39.0%

Revenues

In the year ended December 31, 2016, we generated $77.5 million of total revenues, compared to $69.9 million in the year ended December 31, 2015, an increase of $7.6 million, or approximately 10.9%.  This increase was primarily due to a $13.0 million increase in our Proprietary Products segment revenues mainly due to an increase in sales of Glassia in United States, partially offset by a decrease of $5.4 million in our Distribution segment mainly attributable to decrease in sales of IVIG products due to increased competition for these products.

Cost of Revenues

In the year ended December 31, 2016, we incurred $56.1 million of cost of revenues, compared to $54.5 million in the year ended December 31, 2015, an increase of $1.6 million or approximately 3%. The cost of revenues in our Proprietary Products segment increased by $6.8 million, which was primarily due to increase of a $3.5 million in cost of products sold mainly due to increase in volume of sales and $ 2.6 million resulting from unexpected temporary shutdown of our manufacturing plant following a routine planned maintenance shutdown and inventory write-off occurred in the fourth quarter. The cost of revenues in our Distribution segment decreased by $5.2 million, which was primarily due to a decrease in volume of sales.

Gross profit in our Proprietary Products segment increased by $6.2 million in 2016, primarily due to an increase in sales of Glassia in United States, partially offset the unexpected temporary shutdown of our manufacturing plant and inventory write-off occurred in the fourth quarter of 2016. Gross profit in our Distribution segment remained stable.  As a percentage of total revenues, gross margin increased to 27.6% from 21.97% for the years ended December 31, 2016 and 2015. Gross margin for the Proprietary Products segment, as a percentage of revenues from that segment, was 32.6% and 28% for the years ended December 31, 2016 and 2015, respectively. Gross margin for the Distribution segment, as a percentage of revenues from that segment, was 14.5% and 12.3% for the years ended December 31, 2016 and 2015. The increase in gross profit margin was primarily driven by an increase in the Proprietary Products segment revenues.

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

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015
	(in thousands)
Inhaled AAT	$2,695	$4,939
AAT for newly diagnosed Type-1 Diabetes	2,320	1,753
AAT IV for lung transplantation rejection and for GvHD	194	-
Anti Rabies	1,772	-
Unallocated salary	5,237	4,566
Unallocated facility cost allocated to research and development	3,244	4,569
Unallocated other expenses	783	703
Total research and development expenses	$16,245	$16,530

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

General and Administrative Expenses

In the year ended December 31, 2016, we incurred $7.4 million of general and administrative expenses, compared to $6.6 million in the year ended December 31, 2015, an increase of $0.8 million, or approximately 10.8%. This increase was primarily due to an increase of $0.5 million in labor costs.  General and administrative expenses accounted for approximately 9.9% and 10.1% of total revenues for the years ended December 31, 2016 and 2015, respectively.

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

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statements of operations data for the four quarters of fiscal years 2017 and 2016. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this Annual Report and, in the opinion of management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
	(in thousands)
Revenues from Proprietary Products	$28,991	$17,058	$26,874	$6,636	$17,688	$15,044	$12,106	$11,120
Revenues from Distribution	6,719	5,860	5,675	5,012	6,570	4,329	6,960	3,677
Total revenues	35,710	22,918	32,549	11,648	24,258	19,373	19,066	14,797
Cost of revenues from Proprietary Products	18,608	11,509	16,053	5,165	13,880	9,433	7,479	6,931
Cost of revenues from Distribution	5,472	4,961	4,784	4,185	5,700	3,644	5,958	3,089
Total cost of revenues	24,080	16,470	20,837	9,350	19,580	13,097	13,437	10,020
Gross profit	11,630	6,448	11,712	2,298	4,678	6,276	5,629	4,777
Research and development expenses	1,917	3,418	3,487	3,151	4,221	4,415	3,502	4,107
Selling and marketing expenses	1,265	1,021	1,084	1,028	686	866	856	835
General and administrative expenses	2,003	2,323	2,117	1,830	1,665	2,014	1,861	1,813
Operating income (loss)	6,445	(314)	5,024	(3,711)	(1,894)	(1,019)	(590)	(1,978)
Financial income	234	92	96	78	81	90	133	165
Income (expense) in respect of currency exchange differences and derivatives, net	(133)	-	(245)	(234)	259	(73)	90	(149)

Financial expense	(112)	(14)	(13)	(23)	(20)	(39)	(30)	(37)
Income (loss) before taxes on income	6,434	(236)	4,862	(3,890)	(1,574)	(1,041)	(397)	(1,999)
Taxes on income	182	-	-	87	234	-	1,188	300
Net income (loss)	$6,252	$(236)	$4,862	$(3,977)	$(1,808)	$(1,041)	$(1,585)	$(2,299)

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our approved proprietary products and sales of distributional products), payments received in connection with strategic partnerships (including milestone payments from collaborating agreements), sales of ordinary shares (including our 2005 initial public offering on the Tel-Aviv Stock Exchange, our 2013 initial public offering on NASDAQ and our ordinary share offering which closed in August 2017), and the issuance of convertible debentures and warrants to purchase our ordinary shares. The balance of cash and cash equivalents and short-term investments as of December 31, 2017, 2016 and 2015 totaled $43.0 million, $28.6 million and $28.6 million, respectively. We plan to fund our future operations through continued sale and distribution of our proprietary and distributed products, commercialization and or out-licensing of our pipeline product candidates, and raising additional capital through the sale of equity or debt.

We have certain strategic partnership and distribution agreements under which we receive payments for the achievement of certain milestones. Since inception and through December 31, 2017, we received an aggregate of $48.5 million in payments under these agreements, and there are $5.5 million in payments under these agreements that we could potentially receive if we achieve additional milestones as set forth in such agreements. See “Item 4. Information on the Company— Strategic Partnerships — Shire (Glassia).”

In August 2017, we consummated an underwritten public offering of an aggregate of 3,833,334 ordinary shares (including the exercise of the underwriters’ overallotment option), at a price of $4.50 per share.  We received net proceeds from the offering of approximately $15.6 million.

Our capital expenditures for the years ended December 31, 2017, 2016 and 2015 were $4.1 million, $2.6 million and $2.7 million, respectively. Our capital expenditures currently relate primarily to the maintenance and improvements of our facilities. We expect our capital expenditures to remain substantially similar in the near term as such capital expenditures are planned to be attributable mainly to the maintenance and improvements of our facilities.

We believe our current cash and cash equivalents and short-term investments will be sufficient to satisfy our liquidity requirements for the next 12 months.

One of Cash Flows from Operating Activities

Net cash provided by operating activities was $3.6 million for the year ended December 31, 2017. This net cash provided by operating activities reflects a net income of $6.9 million and non-cash expenses of $4.6 million and an increase in trade receivables of $9.9 million that were collected at the beginning of 2018.

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

Cash Flows from Investing Activities

Net cash used in investing activities was $15.6 million for the year ended December 31, 2017. This net cash used in investing activities reflects $11.5 million net cash invested in short term investments and investment in property, plant and equipment of $4.2 million.

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

Cash Flows from Financing Activities

Net cash provided by financing activities was $15.3 million for the year ended 2017. This net cash provided by financing activities reflects $15.6 million net proceeds from the issuance of shares offset by a $0.5 million repayment of long-term loans.

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

Contractual Obligations and Commitments

The following is a summary of our contractual obligations and commitments as of December 31, 2017 (in thousands):

	Total	Less than 1 Year	1 – 3 Years	4-5 Years	6 Year and thereafter
Purchase commitments	$37,948	-	-	-	-
Long-term debt obligations (1)	2,095	669	1,166	260	-
Operating lease obligations	6,432	1,033	1,504	1,354	2,541
Total	$46,475	$1,702	2,670	1,614	2,541

(1)	Includes interest payments on our long term loans which bear annually fixed interest rate in the range of 3.15%-3.55%.

Purchase commitments are obligations under purchase agreement or purchase orders that are non-cancelable. Operating leases consist of contractual obligations from offices and vehicles leases agreements.

We are also obligated to make certain severance or pension payments to our Israeli employees upon their retirement under Israeli law. Due to the uncertainty of the timing of future cash flows associated with these payments (see Note 2r and Note 16 in our consolidated financial statements included in this Annual Report), we are unable to make reasonably reliable estimates for the period of cash settlement, if any, with respect to such obligations.

Seasonality

We have experienced in the past, and expect to continue to experience, certain fluctuations in our quarterly revenues. Historically, our revenues have been strongest in our fourth quarter and weaker in the rest of the quarters.

Off-Balance Sheet Arrangements

As of December 31, 2017, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

We had no impairment of non-financial assets in 2017.

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

We operate a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. See Note 2r and Note 16 in our consolidated financial statements included in this Annual Report for more details.

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

Short-term investments

Our short term bank investments include deposits that have a maturity of more than three months from the deposit date but less than one year, financial assets held for trading at fair value through profit or loss that include equity investments and debt securities and Available for Sale (“AFS”) financial investments that include debt securities. Debt securities in the category of AFS are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions. After initial measurement, AFS financial investments are subsequently measured at fair value with unrealized gains and losses recognized in OCI and credits in the AFS reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, at which time the cumulative loss is reclassified from AFS reserve to the statement of profit or loss as a finance cost. Interest earned while holding AFS financial investments is reported as interest income using the EIR (Effective Interest Rate) method.  For AFS financial investments, we assess at each reporting date whether there is objective evidence that an investment is impaired. We have classified all marketable securities as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date, because we may sell these securities prior to maturity to meet liquidity needs or as part of a risk versus reward assessment.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors as of March 1, 2018.

Name	Age	Position
Executive Officers:
Amir London	49	Chief Executive Officer
Chaime Orlev	47	Chief Financial Officer
Liliana Bar, PhD	63	Vice President, Research and Development and IP
Yael Brenner	54	Vice President, Quality
Shani Dotan	45	Vice President, Human Resources
Eran Nir	45	Vice President, Operations
Orit Pinchuk	53	Vice President, Regulatory Affairs and PVG
Dr. Michal Stein	44	Vice President, Medical Director for Immunology
Dr. Naveh Tov	53	Vice President, Clinical Development and Medical Director for Pulmonary Diseases
Directors:
Leon Recanati*	69	Chairman
David Tsur	67	Director, Active Deputy Chairman
Dr. Michael Berelowitz*	73	Director
Avraham Berger*	66	Director, Chairman of Audit Committee
Asaf Frumerman*	33	Director
Jonathan Hahn	35	Director
Dr. Abraham Havron*	70	Director, Chairman of Compensation Committee
Prof. Itzhak Krinsky, Ph.D*	66	Director
Gwen A. Melincoff *	65	Director
Shmuel (Milky) Rubinstein*	78	Director
___________
*	Independent director under the Nasdaq listing requirements.

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

 Chaime Orlev has served as our Chief Financial Officer since December 2017. Prior to that, Mr. Orlev had served in senior finance roles for nearly 20 years, with approximately 12 years spent in the life sciences industry. Most recently, from September 2016 to November 2017, Mr. Orlev served as Chief Financial Officer and Vice President Finance and Administration at Bioblast Pharma Ltd. (NASDAQ: ORPN), a clinical-stage, orphan disease-focused biotechnology company. Prior to that, from 2010, Mr. Orlev served as Vice President Finance and Administration at Chiasma (NASDAQ: CHMA), a clinical-stage biopharmaceutical company focused on treating rare and serious chronic diseases. In this role, Mr. Orlev helped lead the company’s 2015 over $100 million initial public offering and listing on NASDAQ, and participated in the negotiations and closing of the licensing agreement for the company’s lead product to F. Hoffmann-La Roche. Previously, Mr. Orlev was Chief Financial Officer at Oramed Pharmaceuticals Inc. (NASDAQ: ORMP), which has developed an innovative technology to transform injectable treatments into oral therapies. In this role, he led multiple capital raises. Mr. Orlev is a certified public accountant in Israel, holds an MBA degree from the Leon Recanati Graduate School of Business Administration at the Tel Aviv University and a BA degree in Business Administration from the College of Management in Israel.

Dr. Liliana Bar has served as our Vice President, Research and Development and IP since June 2012. Prior to joining us, Dr. Bar was Director of the Development and Base Business Unit and Manager of the Development and Base Unit of Omrix from 2007. Dr. Bar holds a M.Sc. degree and PhD in Applied Chemistry from the Hebrew University of Jerusalem and was a Research Associate at the Biochemistry Department at Hadassah Medical School at the Hebrew University of Jerusalem and a Research Associate at the Biochemistry Department of University of Virginia.

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

Eran Nir has served as our Vice President, Operations since November 1, 2016. Mr. Nir has over 14 years of operations management experience in the pharmaceutical and medical industries. Mr. Nir’s recent roles include management of TEVA's Pharmaceutical plant in Jerusalem from 2002 to 2011, VP Operations of Amelia Cosmetics from 2014 to 2015 and management of a medical equipment plant of Philips Medical Systems from 2015 to 2016. Mr. Nir’s extensive experience spans across the management of large scale FDA and EMA- approved manufacturing facilities, tech-transfer of new products from development to production and the implementation of world-class operational excellence systems. Mr. Nir holds a B.Sc. degree in Industrial and Management Engineering and a MBA degree in Business Management, both from Ben-Gurion University.

Orit Pinchuk has served as our Vice President, Regulatory Affairs and PVG since October 2014. Ms. Pinchuk has experience of more than 20 years in the pharmaceutical industry, fulfilling key positions that cover, among others, disciplines of Regulatory Affairs and Compliance. Prior to joining Kamada, Ms. Pinchuk was at Teva Pharmaceuticals Industries, from 1993 to 2014, where she served as Director of Compliance and Regulatory Affairs, Operation Israel and Senior Director Regulatory Affairs, Research and Development and Operation Israel. Ms. Pinchuk has extensive experience with FDA, EMA and CANADA Health Authorities.  Ms. Pinchuk holds a B.Tech degree in Textile Chemistry from Shenkar College for Engineering and Design and M.Sc. degree in Applied Chemistry from the Hebrew University of Jerusalem.

Dr. Michal Stein has served as our Vice President, Medical Director for Immunology, since June 2017. Prior to that, from 2013 to 2017 Dr. Stein served as Medical Director at Sanofi-Aventis Israel Ltd. In this position, Dr. Stein led the medical affairs and pharmacovigilance departments, overseeing all aspects of product life-cycle management and compliance with pharmacovigilance regulations. From 2009 through 2013, Dr. Stein held multiple positions of increasing responsibility at Merck Sharp & Dohme, including Pharmacovigilance Country Lead, Medical & Scientific Liaisons Team Leader and Medical Affairs Manager, with expertise in vaccines, women’s health and HIV. From 2005 through 2009, Dr. Stein served as Medical Affairs Manager, with expertise in oncology, at Roche Pharmaceuticals. Prior to that, from 2001 through 2005, Dr. Stein was a practicing physician in Israel, first at Rabin Medical Center, Belinson Campus, and then at Schneider Children’s Medical Center. Dr. Stein holds an MD degree from Sackler school of Medicine, Tel Aviv University.

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

David Tsur has served as Active Deputy Chairman of our board of directors since July 2015. Prior to that, Mr. Tsur served as our Chief Executive Officer and a director since our inception. Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Since January 2018, Mr. Tsur serves as a Chairman of the Board of Directors in CollPlant  Ltd., a company listed on the TASE and OTC stock Exchanges. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a BA degree in Economics and International Relations and an MBA in Business Management from the Hebrew University of Jerusalem.

Dr. Michael Berelowitz has served on our board of directors since August 2015.  Dr. Berelowitz brings over 40 years of clinical development and academic research experience, including 15 years of pharmaceutical development experience with Pfizer, Inc. From 2011 through 2015, Dr. Berelowitz served as a member of the board of directors of Endocrine Fellows Foundation.  Dr. Berelowitz currently serves as the chair of the corporate governance and nominations committee and as a member of the audit committee of Recro Pharma, Inc. Dr. Berelowitz also currently serves as a member of the compensation committee of Oramed Pharmaceuticals Inc., where he has served on the board since May 2010. Since February 2017, Dr. Berelowitz has served as a member of the audit committee of Cellect Biotechnology Ltd. While at Pfizer, Dr. Berelowitz was Senior Vice President and Head of Clinical Development and Medical Affairs in the Specialty Care Business Unit. Dr. Berelowitz held various other roles at Pfizer, beginning as a Medical Director in the Diabetes Clinical Research team and then assuming positions of increasing responsibility. Prior to that, Dr. Berelowitz spent a number of years in academia and has held appointments at the University of Chicago, University of Cincinnati College of Medicine, SUNY at StonyBrook and, most recently, Mount Sinai School of Medicine. Dr. Berelowitz holds a MBChB degree from University Of Cape Town- School of Medicine.

Avraham Berger has served on our board of directors since August 2016. Mr. Berger was initially elected as an external director (within the meaning of the Israeli Companies Law, 1999 (the “Companies Law”)) and served in such capacity until January 30, 2017, since which time he has served as an ordinary (non-external) director. Until 2014, Mr. Berger served as a senior partner and chief executive officer of PwC Israel, for more than 20 years.  Mr. Berger joined PwC Israel in 1976 and led it from 1991.  Mr. Berger has vast experience in mergers and acquisitions and complex public offerings, both in Israel and abroad.  Mr. Berger lectures at professional forums and has published several articles in the professional press.  Mr. Berger also serves as Chairman of the board of directors of TopAudio Ltd. and serves as director on the board of Weizmann Institute of Science.  Mr. Berger holds a Bachelor’s degree in Accounting and Economics awarded from Tel Aviv University and is a certified public accountant in Israel.

Asaf Frumerman has served on our board of directors since December 2017. Mr. Frumerman is a partner at Brosh Capital Partners L.P.  Prior to that, Mr. Frumerman served as an analyst at The Dragon Variation Fund, and as an accountant at A. Frumerman & Co., from 2011 to 2013. From 2010 to 2011, Mr. Frumerman served as a counsel at Ernst & Young (Israel) Ltd. Mr. Frumerman holds a BA degree in Accounting and LLB degree from the College of Management.

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

Dr. Abraham Havron has served on our board of directors since March 2011. Mr. Havron was initially elected as an external director (within the meaning of the Companies Law) and served in such capacity until January 30, 2017, since which time he has served as an ordinary (non-external) director. From 2005 to 2014, Dr. Havron served as the Chief Executive Officer and a director of PROLOR Biotech Ltd., which in 2013 merged with OPKO Health Inc. Dr. Havron is a 35-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories Ltd. (a subsidiary of Merck Serono S.A.) from 1980 to 1987. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., based in Rehovot, Israel (now, a subsidiary of Ferring Pharmaceuticals) from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Since 2014, Dr. Havron has also served on the board of directors of MediWound Ltd. (Nasdaq: MDWD) and Enlivex Theraputics Ltd., a private company.  Dr. Havron earned his PhD in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow at the Harvard Medical School, Department of Radiology.

Prof. Itzhak Krinsky, Ph.D, has served on our board of directors since December 2017. Mr. Krinsky has broad-based expertise in the pharmaceutical industry, years of experience in investment banking, and a distinguished academic career in finance and business economics. Prof. Krinsky developed extensive knowledge of the pharmaceutical industry during his 12 years of working at Teva Pharmaceutical Industries Ltd., from which he retired in 2017. During his tenure at Teva, Prof. Krinsky served as Executive Vice President, Corporate Business Development, a member of the Teva Executive Committee, Chairman of Teva Japan, Chairman of Teva South Korea, and Head of Business Development Asia Pacific.  Prior to joining Teva, Prof. Krinsky held various senior positions at investment banks in New York City, including with Bankers Trust, Deutsche Bank, and the Silverfern Group, Inc. Before his career on Wall Street, Prof. Krinsky was a Professor of Finance and Business Economics at the Michael G. DeGroote School of Business, McMaster University, Ontario, Canada.  Prof. Krinsky has published more than 80 articles in leading peer reviewed academic journals.  Prof. Krinsky currently serves as a director at following companies: Wavelength Pharmaceuticals, since October 2017, Halo Pharmaceutical, Inc., since June 2017, Concordia International Corp., since May 2017, Achellos Therapeutics, since April 2017 and Exodos Life Sciences Limited Partnership, since April 2017.  In 2014, Prof. Krinsky was named by SCRIP as one of the top 100 Global Leaders in the Pharmaceutical Industry.  Prof. Krinsky received BA and MA degrees in Economics from Tel Aviv University and a Ph.D. in Economics from McMaster University in Canada.

Gwen A. Melincoff has served on our board of directors since February 2017.  Ms. Melincoff has over 25 years of leadership experience in the biotechnology and pharmaceutical industries. Her experience has spanned public and private company boards, venture financing, business development, licensing, mergers and acquisitions, research operations, marketing, product management and project management. Ms. Melincoff is an advisor to Phase 1 Ventures and Verge Genomics. From August 2014 to September 2016, she served as Vice President of Business Development at BTG International Inc. a UK specialist healthcare company. From August 2004 to January 2013, Ms. Melincoff was Senior Vice President of Business Development at Shire Pharmaceuticals. Additionally, from 2010 to 2013 she led the Strategic Investment Group (SIG). Ms. Melincoff served as a board member/board observer at Tobira Therapeutics (acquired by Allergan), DBV Technologies, AM Pharma, ArmaGen Technologies, Promethera Biosciencs, Naurex Inc. (acquired by Allergan), Enterome. She is currently a member of the audit committee of PhotoCure ASA. Ms. Melincoff was named a “Top Women in Biotech 2013” by Fierce Biotech as well as being named to the Powerlist 100 of Corporate Venture Capital in 2012 and 2013. Prior to joining Shire, Ms. Melincoff held managerial and business development position at various pharmaceutical companies such as Adolor Corporation. Ms. Melincoff has a B.S in Biology, a Master’s of Science in Management, and has attained the designation of the Certified Licensing Professional (CLP™).

Shmuel (Milky) Rubinstein has served on our board of directors since December 2017. Mr. Rubinstein has served as an external director of Clal Biotechnology Industries Ltd. since 2011. In addition, Mr. Rubinstein currently serves on the board of the directors of several companies, including Exalenz Breathtaking Solutions Ltd., since 2008, Medison Biotech Ltd., since 2011, Trima Pharma Ltd., since 2015, the National Authority for Yiddish Culture since 2014, and Ichilov Health Corporation since September 2017. Mr. Rubinstein serves as a member of the advisory board of Sol-Gel Ltd., since 2016. Mr. Rubinstein served as the Chairman of the board of directors of Tiltan Pharma Ltd. from 2015 to June 2017.  Mr. Rubinstein served as the Chief Executive Officer and General Manager at Taro Pharmaceuticals Industries Ltd. (NYSE:TARO) from 1990 to 2010. Mr. Rubinstein also acts as a consultant to several companies, including startup companies and for BDO. In 2003, Mr. Rubinstein received the Industry Award from the Manufacturers Association of Israel. Mr. Rubinstein is a graduate of the International Marketing Course of the Wharton School of Business, Philadelphia, the United States.

On November 9, 2017, we entered into a letter agreement with Brosh Capital Partners, L.P. and certain of its affiliates regarding, among other things, amending the agenda for our 2017 annual general meeting of shareholders with respect to director nominees and board composition. Pursuant to the terms of the letter agreement, we agreed to amend the agenda for the 2017 annual general meeting to, among other things: (i) fix the size of our Board of Directors at ten members; (ii) add Mr. Asaf Frumerman as a nominee for election to the Board of Directors by the shareholders at the meeting; and (iii) add two industry experts to be specified in a revised agenda for the meeting.  Accordingly, we filed an amended agenda for the 2017 annual general meeting, which included Mr. Asaf Frumerman and two industry experts, Prof. Itzhak Krinsky and Mr. Shmuel (Milky) Rubinstein, as director nominees for election by the shareholders at the meeting.  For additional information regarding the foregoing letter agreement, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Brosh Letter Agreement.”  For information regarding the holdings of the Brosh Capital Partners group, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

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

Board of Directors

Under our articles of association, the number of directors on our board of directors must be no less than five and no more than 11.  Our current board of directors consists of ten directors, eight of whom qualify as “independent directors” under the Nasdaq listing requirements, such that we comply with the NASDAQ Listing Rule that requires that a majority of our board of directors be comprised of independent directors, within the meaning of NASDAQ Listing Rules.

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

On January 30, 2017, following analysis of our qualification to rely on the exemption, our board of directors determined to adopt the exemption, following which our external directors serving at such time, Dr. Abraham Havron and Avraham Berger, continued to serve as ordinary (non-external) directors.  In accordance with the exemption, Avraham Berger will continue to serve term as an ordinary (non-external) director until our 2018 annual general meeting, and may thereafter be re-elected as a director in accordance with the Companies Law.  Dr. Havron’s term as an external director was scheduled to expire in January 2017, and therefore, he was appointed by our board of directors to serve as an ordinary (non-external) director until our 2017 annual general meeting, at which meeting he was re-elected to serve as a director, and he may thereafter be re-elected as a director in accordance with the Israeli Companies Law. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and the composition of the audit committee and compensation committee under Israeli law.

 Audit Committee

We have an audit committee consisting of Mr. Avraham Berger, Dr. Abraham Havron and Mr. Shmuel (Milky) Rubinstein. Mr. Avraham Berger serves as the chairman of the audit committee.

According to the recent amendment to regulations promulgated under the Companies Law described above, an Israeli company whose shares are traded on certain stock exchanges outside Israel (including the Nasdaq Global Select Market, such as our company) that does not have a controlling shareholder (within the meaning of the Companies Law), such as ourselves, and that complies with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt itself from the requirements of Companies Law with respect to (among other things) the composition, quorum and majority requirements at meetings of the audit committee. On January 30, 2017, following analysis of our qualification to rely on the exemption, our Board of Directors determined to adopt the exemption.

Under the Exchange Act and Nasdaq listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our board of directors has affirmatively determined that each member of our audit committee qualifies as an “independent director” for purposes of serving on an audit committee under the Exchange Act and Nasdaq listing requirements. Our board of directors has determined that Avraham Berger qualifies as an “audit committee financial expert,” as defined in Item 407(d)(5) of Regulation S-K.  All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq.

Audit Committee Role

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

According to the recent amendment to regulations promulgated under the Companies Law described above, an Israeli company whose shares are traded on certain stock exchanges outside Israel (including the Nasdaq Global Select Market, such as our company) that does not have a controlling shareholder and that complies with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt itself from the requirements of the Companies Law with respect to (among other things) the composition and meetings of the compensation committee.  On January 30, 2017, following analysis of our qualification to rely on the exemption, our Board of Directors determined to adopt the exemption.

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

Finance Committee

Our finance committee currently consists of Mr. David Tsur, Mr. Avraham Berger and Mr. Jonathan Hahn. Mr. David Tsur serves as the chairman of the finance committee.

Our finance committee is responsible for considering and making recommendations to the board of directors on the management of our financial resources and financial strategies and transactions, including our capital structure and corporate finance activities, investment management and financial risk management (including foreign currency exchange and interest rate exposures).

Strategy Committee

Our strategy committee currently consists of Mr. Jonathan Hahn, who serves as the chairman of the strategy committee, Mr. Leon Recanati, Mr. David Tsur, Ms. Gwen Melincoff, Dr. Michael Berelowitz and Mr. Asaf Frumerman.  Our strategy committee is responsible for assisting our management in carrying out its various responsibilities related to our company’s long-term strategy, financial initiatives and strategic transactions.

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

Our initial compensation policy was approved by our shareholders on January 28, 2014 and amended by our shareholders on June 30, 2015. On August 30, 2016, our shareholders approved and adopted an amended and restated Compensation Policy, which was amended by our shareholders on November 30, 2017.  Our compensation Policy applies to the following office holders: the chief executive officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and directors. The compensation policy has been drafted and approved in accordance with the requirements of the Companies Law and determines (among other things) the amount of the compensation of our office holders, its components, the maximum values for the various components of compensation, and the method for determining compensation.

Compensation of Directors

We pay our directors (other than Asaf Frumerman) an annual fee and per-meeting fees in the maximum amounts payable from time to time for such fees by us under the Second and Third Addendums, respectively (or, to the extent any director is determined to have financial and accounting expertise and is deemed an expert director (in each case, within the meaning of the Companies Law and the regulations thereunder), under the Fourth Addendum) to the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000, or the Compensation Regulations.  In accordance with the Compensation Regulations, we currently pay (i) Avraham Berger, a former external director who currently serves as an ordinary (non-external) director, who is a financial expert under the Companies Law, an annual fee of NIS 114,155 (approximately $32,926), as well as a fee of NIS 4,390 (approximately $1,266) for each board or committee meeting attended in person, NIS 2,634 (approximately $760) for each board or committee meeting attended via telephone or videoconference and NIS 2,195 (approximately $633) for participation by written consent; and (ii) our other directors (other than Asaf Frumerman) an annual fee of NIS 85,705 (approximately $24,720), as well as a fee of NIS 3,300 (approximately $952) for each board or committee meeting attended in person, NIS 1,980 (approximately $571) for each board or committee meeting attended via telephone or videoconference and NIS 1,650 (approximately $476) for participation by written consent.

We pay Mr. Tsur, in consideration for his services as Active Deputy Chairman on a half-time basis, in which capacity he has served since July 1, 2015, a monthly gross salary of NIS 45,000 (approximately $12,980), in addition to the annual fee and per-meeting fees described above.  Mr. Tsur is entitled to annual leave in accordance with Israeli law.  Either Mr. Tsur or we may terminate Mr. Tsur’s engagement as Active Deputy Chairman upon six months prior written notice (payment in lieu of such notice period is permitted at our discretion).  In the event of termination of Mr. Tsur’s engagement as Active Deputy Chairman by us other than for cause, Mr. Tsur shall be entitled to six gross monthly salaries, as well as additional deposits into his manager’s insurance policy.

From time to time, we grant options to directors. Most recently, in accordance with our shareholders’ approval, on November 30, 2017, we granted options to each of our directors serving in such capacity prior to the 2017 annual general meeting and who were re-elected to serve as directors at the meeting or continued to serve following the meeting. The options shall be exercisable on a cashless basis based on an exercise price of NIS 21.99 (approximately $6.26) per share (equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days immediately prior to the approval of the option grant by our board of directors plus 5%; and (ii) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our board of directors). The options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  The options were granted under the 2011 Israeli Share Option Plan. The foregoing terms are in accordance with our compensation policy, as amended by our shareholders at the general meeting held on November 30, 2017.

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

Under the Companies Law, the compensation (including insurance, indemnification, exculpation and compensation) of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. The approval of the compensation committee and board of directors must be in accordance with the compensation policy. In special circumstances, the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law, in which case the approval of the company’s shareholders must be by a special majority (referred to as the “Special Majority for Compensation”) that requires that either:

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

Compensation of Executive Officers

The aggregate compensation incurred by us in relation to our executive officers and our Active Deputy Chairman of the Board of Directors, including share-based compensation, for the year ended December 31, 2017, was approximately $3.3 million. This amount includes approximately $110,255 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), namely our Chief Executive Officer, former Deputy Chief Executive Officer and Chief Financial Officer, Clinical Development and Medical Director for Pulmonary Diseases, Vice President, Research and Development and IP and Vice President, Regulatory Affairs and PVG, as of December 31, 2017.

Name and Position	Salary	Bonus(1)		Value of Options Granted(2)		Other(3)	Total
	(in thousands)
Amir London Chief Executive Officer	$293	$127		$79		$26	$525
Gil Efron Former Deputy Chief Executive Officer and Chief Financial Officer	$252	$146	(4)	$35	(5)	$22	$455
Dr. Naveh Tov Clinical Development and Medical Director for Pulmonary Diseases	$222	$39		$26		$21	$308
David Tsur Active Deputy Chairman of the Board of Directors	$210	$-		$48		$42	$300
Eran Nir Vice President Operations	$192	$35		$31		$23	$281

(1)	The annual bonus is subject to the fulfillment of certain targets determined for each year by the compensation committee and board of directors.

(2)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2017 with respect to all options granted to such executive officer.

(3)	Cost of use of company car.

(4)	Includes retirement grant, annual bonus and special bonus for issuance of ordinary shares in an underwritten public offering.

(5)	Includes Awards acceleration.

Compensation of Officers Other than the Chief Executive Officer

Pursuant to the Companies Law, the compensation (including insurance, indemnification and exculpation) of a public company’s office holders (other than directors, which is described above, and the chief executive officer, which is described below) generally requires approval first by the compensation committee and second by the company’s board of directors, according to the company’s compensation policy. In special circumstances the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law and such arrangement must be approved by the company’s shareholders by the Special Majority for Compensation.

However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s compensation policy, the compensation committee and board of directors may, in special circumstances, override the shareholders’ decision, subject to certain conditions.

Under the Companies Law, an amendment to an existing arrangement with an office holder (other than the chief executive officer) who is not a director requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement.  However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer and the company’s compensation policy determines that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) will be approved by the chief executive officer and (ii) the engagement terms are consistent with the company’s compensation policy.

Compensation of Chief Executive Officer

The compensation (including insurance, indemnification and exculpation) of a public company’s chief executive officer generally requires the approval of first, the company’s compensation committee; second, the company’s board of directors; and third (except for limited exceptions), the company’s shareholders by the Special Majority for Compensation.

Under the Companies Law, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions.  The compensation committee and board of directors approval should be in accordance with the company’s compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law and that shareholder approval was obtained by the Special Majority for Compensation.

Under certain circumstances, the compensation committee and board of directors may waive the shareholder approval requirement in respect of the compensation arrangements with a candidate for chief executive officer if they determine that the compensation arrangements are consistent with the company’s stated compensation policy.

However, an amendment to an existing arrangement with an executive officer (who is not a director) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement.  Furthermore, according to regulations promulgated under the Companies Law, the renewal or extension of an existing arrangement with a chief executive officer shall not require shareholder approval if (i) the renewal or extension is not beneficial to the chief executive officer as compared to the prior arrangement or there is no substantial change in the terms and other relevant circumstances; and (ii) the engagement terms are consistent with the company’s compensation policy and the prior arrangement was approved by the shareholders by the Special Majority for Compensation.

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

Agreements with Five Most Highly Compensated Senior Office Holders

We have entered into agreements with each of our five most highly compensated office holders (within the meaning of the Companies Law), listed below. The terms of employment or service of such office holders are directed by our compensation policy. See “— Compensation Policy.” Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. Except for David Tsur, our Active Deputy Chairman, such office holders are entitled to an annual bonus subject to the fulfillment of certain targets determined for each year by the compensation committee and board of directors (for our chief executive officer) and by our chief executive officer (for the other office holders. In addition, all such executive officers are entitled to a company car, as well as sick pay, convalescence pay, manager’s insurance and a study fund (“keren hishtalmut”), all in accordance with Israeli law, and annual leave.

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

Gil Efron, Former Deputy Chief Executive Officer and Chief Financial Officer.  Mr. Efron served as our Deputy Chief Executive from July 2015 until November 30, 2017, along with the position of Chief Financial Officer in which he served from 2011. Effective as of September 1, 2011, we entered into an employment agreement with Mr. Efron with respect to his employment as our chief financial officer, which terminated on November 30, 2017. Following November 30, 2017, Mr. Efron shall remain employed by us until March 31, 2018.

Dr. Naveh Tov, Vice President, Clinical Development and Medical Director for Pulmonary Diseases. Effective as of July 2016, we entered into an employment agreement with Dr. Naveh Tov with respect to his employment as our Vice President, Clinical Development and Medical Director for Pulmonary Diseases. Either party may terminate the agreement at any time upon three months' prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

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

Eran Nir, Vice President Operations. Effective as of November 1, 2016, we entered into an employment agreement with Mr. Eran Nir with respect to his employment as our Vice President, Operations. Either party may terminate the agreement at any time upon two months' prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

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

Employees

As of December 31, 2017, we employed 413 employees, according to the following division: 199 in Operations, 104 in Quality, 21 in Research and Development, 20 in Regulation, 16 in Business Development, 12 in Medical & Clinical, 16 in Human Resources & Administration and 25 in Finance (our Procurement Department merged into the Finance department). As of December 31, 2016, we employed 377 employees, according to the following division: 193 in Operations (including Procurement Department), 92 in Quality, 19 in Research and Development, 19 in Regulation, 17 in Business Development, 8 in Medical, 14 in Human Resources and 15 in Finance. As of December 31, 2015, we employed 319 full-time employees, according to the following division: 159 in Operations (including Procurement Department), 79 in Quality, 18 in Research and Development, 17 in Regulation, 14 in Business Development, 8 in Medical, 10 in Human Resources and 14 in Finance. As of December 31, 2017, 2016 and 2015, all of our employees were located in Israel.

We signed a collective bargaining agreement with the Histadrut (General Federation of Labor in Israel) and the employees’ committee established by our employees at our Beit Kama facility in December 2013, which expired in December 2017. Approximately 55% of our employees, all of whom are located at our Beit Kama facility, currently work under the collective bargaining agreement signed in December 2013. The collective bargaining agreement governs certain aspects of our employee-employer relations, such as: firing procedures, annual salary raise, eligibility for certain compensation terms and welfare.  We are currently in the process of negotiating the renewal of the collective bargaining agreement.

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

Extension orders issued by the Israel Ministry of Economy and Industry (formerly named the Ministry of Industry, Trade and Labor) apply to us and affect matters such as cost of living adjustments to payroll, length of working hours and week, recuperation pay, travel expenses, and pension rights.

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and executive officers and all of current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 40,262,819 ordinary shares outstanding as of March 5, 2018 Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of this Annual Report are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Name	Number	Percentage
Amir London (1)	137,375	*
Chaime Orlev (2)	4,166	-
Dr. Liliana Bar (3)	40,625	*
Yael Brenner (4)	26,042	*
Shani Dotan (5)	37,917	*
Eran Nir (6)	10,739	*
Orit Pinchuk (7)	30,917	*
Dr. Michal Stein (8)	4,167	*
Dr. Naveh Tov (9)	19,928	*
Leon Recanati (10)	4,021,248	9.1%
David Tsur (11)	1,147,537	2.8%
Dr. Michael Berelowitz (12)	2,188	-
Avraham Berger (13)	2,188	-
Asaf Frumerman (14)	-	-
Jonathan Hahn (15)	3,668,089	8.3%
Dr. Abraham Havron (16)	23,930	*
Prof. Itzhak Krinsky, Ph.D	5,250	*
Gwen A. Melincoff	-	-
Shmuel (Milky) Rubinstein	4,383	*
Directors and Executive Officers as a group (19 persons)	9,186,689	18.6%
________

*          Less than 1% of our ordinary shares.

(1)
Includes 12,000 restricted shares and options to purchase 125,375 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 26.90 (or $7.76) per share, which expire between May 15, 2020 and May 30, 2024. Does not include unvested options to purchase 58,125 ordinary shares that are not exercisable within 60 days of this Annual Report.

(2)	Represents 4,166 restricted shares. Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(3)
Includes options to purchase 40,625 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 40.80 (or $11.77) per share, which expire between February 28, 2019 and October 27, 2023.  Does not include unvested options to purchase 1,875 ordinary shares that are not exercisable within 60 days of this Annual Report.

(4)
Includes 4,667 restricted shares and options to purchase 21,375 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 18.31 (or $5.28) per share, which expire between October 27, 2021 and January 31, 2024. Does not include unvested options to purchase 17,625 ordinary shares that are not exercisable within 60 days of this Annual Report.

(5)
Includes 4,667 restricted shares and options to purchase 33,250 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 47.18 (or $13.61) per share, which expire between October 27, 2021 and January 31, 2024.  Does not include unvested options to purchase 13,250 ordinary shares that are not exercisable within 60 days of this Annual Report.

(6)
Represents 6,833 restricted shares and options to purchase 3,906 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 22.08 (or $6.37) per share, which expire between May 24, 2023 and January 31, 2024..  Does not include unvested options to purchase 16,594 ordinary shares that are not exercisable within 60 days of this Annual Report.

(7)
Includes 2,667 restricted shares and options to purchase 28,250 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 43.86 (or $12.65) per share, which expire between July 13, 2020 and January 31, 2024.  Does not include unvested options to purchase 13,250 ordinary shares that are not exercisable within 60 days of this Annual Report.

(8)	Represents 4,167 restricted shares. Does not include unvested options to purchase 12,500 ordinary shares that are not exercisable within 60 days of this Annual Report.

(9)
Includes 6,834 restricted shares and options to purchase 13,094 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 31.85 (or $9.19) per share, which expire between May 14, 2020 and January 31, 2024. Does not include unvested options to purchase 23,406 ordinary shares that are not exercisable within 60 days of this Annual Report.

(10)
Mr. Recanati holds 677,479 ordinary shares directly and 3,295,644 ordinary shares indirectly through Gov. Gov is wholly-owned by Mr. Recanati, the Chairman of our board of directors, who exercises sole voting and investment power over the shares held by Gov. In addition includes options to purchase 48,125 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 50.17 (or $14.47) per share, which expire between May 14, 2020 and May 30, 2024. Does not include unvested options to purchase 11,875 ordinary shares that are not exercisable within 60 days of this Annual Report.

(11)
Mr. David Tsur directly holds 771,287 ordinary shares and  options to purchase 376,250 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 43.94 (or $12.67) per share, which expire between June 8, 2018 and March 2, 2023. Does not include unvested options to purchase 5,625 ordinary shares that are not exercisable within 60 days of this Annual Report.

(12)
Includes options to purchase 2,188 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 15.20 (or $4.38) per share, which expire between March 2, 2023 and May 30, 2024. Does not include unvested options to purchase 7,813 ordinary shares that are not exercisable within 60 days of this Annual Report.

(13)
Includes options to purchase 2,188 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 15.20 (or $4.38) per share, which expire at March 2, 2023 and May 30, 2024. Does not include unvested options to purchase 7,813 ordinary shares that are not exercisable within 60 days of this Annual Report.

(14)
We were informed by Mr. Frumerman that he is a partner at Brosh Capital Partners L.P.  For information regarding the holdings of the Brosh Capital Partners group, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

(15)
Mr. Jonathan Hahn directly holds 313,841 ordinary shares and options to purchase 25,938 ordinary shares exercisable within 60 days of this Annual Report, at an exercise price of NIS 47.90 (or $13.82) per share, which expire between May 14, 2020 and May 5, 2024. In addition, we were informed that Mr. Hahn holds 25% of the shares of Sinara Financing S.A. (“Sinara”), which holds 100% of the shares of Damar Chemicals Inc. (“Damar”), which directly holds 2,751,661 ordinary shares. We were informed that additional 50% of the shares of Sinara are held by Mr. Hahn’s siblings, who also directly hold an aggregate 576,649 ordinary shares. Does not include unvested options to purchase 9,063 ordinary shares that are not exercisable within 60 days of this Annual Report.

(16)
Includes 1,742 shares owned by Operon Consultants Ltd., which is wholly-owned by Dr. Havron. Dr. Havron also holds options to purchase 22,188 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 52.82 (or $15.24) per share, which expire between May 14, 2020 and March 02, 2023.  Does not include unvested options to purchase 2,813 ordinary shares that are not exercisable within 60 days of this Annual Report.

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

We have granted options to our employees, officers and directors under the 2011 Plan. Each option granted under the 2011 Plan entitles the grantee to purchase one of our ordinary shares. In general, the exercise price of each option granted under the 2011 Plan is equal to the average closing price of our ordinary shares on the TASE during the 30-TASE trading days immediately prior to board approval of the grant of such options. The exercise price of options granted to directors and officers under the 2011 Plan is equal to the closing price of our ordinary shares on the TASE during the 30-TASE trading days immediately prior to board approval of the grant of such options plus 5%. Options granted under the 2011 Plan are exercised by way of cashless exercise and accordingly, the grantee is not required to pay the exercise price when exercising the options and instead, receives upon exercise such number of ordinary shares with a total fair market value equal to the difference between the total fair market value of the ordinary shares underlying the exercised options and the total purchase price for such options.

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

Beginning in 2016, we have also granted restricted shares to our officers. The restricted shares awarded under the 2011 Plan generally vest over a period of four years in 13 installments: 25% of the restricted shares vest on the first anniversary of the grant date and 6.25% of the remaining restricted shares vest at the end of each quarter thereafter.

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

On April 27, 2015, our board of directors approved an increase in the number of ordinary shares reserved for issuance under the 2011 Plan by 500,000 ordinary shares, on May 8, 2016, our board of directors approved a further increase in the number of ordinary shares reserved for issuance under the 2011 Plan by an additional 200,000 shares, and on December 14, 2017, our board of directors approved a further increase in the number of ordinary shares reserved for issuance under the 2011 Plan by an additional 760,000 shares. As of December 31, 2017, an aggregate of 530,660 ordinary shares were reserved for future issuance under the 2011 Plan (subject to certain adjustments specified in the 2011 Plan), and options to purchase 2,572,372 ordinary shares were outstanding under the 2011 Plan and 76,512 restricted shares were outstanding under the 2011 Plan.  Any ordinary shares underlying options that expire prior to exercise or restricted shares that are forfeited under the 2011 Plan will become again available for issuance under the 2011 Plan.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each person known to us to own beneficially more than 5% of our ordinary shares.

The percentage of beneficial ownership of our ordinary shares is based on 40,262,819 ordinary shares outstanding as of March 6, 2018. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of this Annual Report are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Name	Number	Percentage
Meitav Dash Group (1)	3,691,595	9.2%
Leon Recanati (2)	4,021,248	9.1%
Hahn Family (3)	3,668,089	8.3%
Brosh Capital Partners L.P (4).	3,094,721	7.7%
The Phoenix Holding Ltd. (5)	2,785,010	6.9%
_________________

(1)
Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on January 8, 2018.  According to the Schedule 13G, 2,803,229 of the ordinary shares are beneficially owned by provident funds of Meitav Dash Investments Ltd. group (“Meitav Dash Group”), 447,942 of the ordinary shares are beneficially owned by mutual of funds of the Meitav Dash Group and 440,424 of the ordinary shares are beneficially owned by ETFs of the Meitav Dash Group.

(2)
Mr. Recanati holds 677,479 ordinary shares directly and 3,295,644 ordinary shares indirectly through Gov. Gov is wholly-owned by Mr. Recanati, the Chairman of our board of directors, who exercises sole voting and investment power over the shares held by Gov. In addition, Mr. Recanati holds options to purchase 48,125 ordinary shares exercisable within 60 days of this Annual Report at an exercise price of NIS 50.17 (or $14.47 per share, which expire between May 14, 2020 and May 30, 2024. Does not include unvested options to purchase 11,875 ordinary shares that are not exercisable within 60 days of this Annual Report.

(3)
Mr. Jonathan Hahn directly holds 313,841 ordinary shares and options to purchase 25,938 ordinary shares exercisable within 60 days of this Annual Report, at an exercise price of NIS 47.9 (or $13.82) per share, which expire between May 14, 2020 and May 30, 2024.  In addition, we were informed that Mr. Hahn holds 25% of the shares of Sinara Financing S.A. (“Sinara”), which holds 100% of the shares of Damar Chemicals Inc. (“Damar”), which directly holds 2,751,661 ordinary shares. We were informed that an additional 50% of the shares of Sinara are held by Mr. Hahn’s siblings, who also directly hold an aggregate of 576,649 ordinary shares. Does not include unvested options to purchase 9,063 ordinary shares directly held by Mr. Jonathan Hahn that are not exercisable within 60 days of this Annual Report.

(4)
Based solely upon, and qualified in its entirety with reference to, Amendment No. 2 to Schedule 13D filed with the SEC on November 13, 2017.  According to the Schedule 13D/A, (a) Brosh Capital Partners, L.P., a Cayman Islands limited partnership (“Brosh”), beneficially owns 2,411,175 ordinary shares; (b) Exodus Management Israel Ltd., as the general partner of Brosh (“Exodus GP”) and as portfolio manager for a certain managed account (the “Exodus Managed Account”), may be deemed the beneficial owner of the (i) 2,411,175 ordinary shares directly owned by Brosh and (ii) 155,719 ordinary shares held in the Exodus Managed Account; (c) Mr. Amir Efrati, as the portfolio manager of each of Brosh and Exodus GP and because of certain Power of Attorney Agreements between him and each of Mr. Aharon Biram and Ms. Esther Deutsch, may be deemed the beneficial owner of the (i) 2,411,175 ordinary shares owned by Brosh, (ii) 155,719 ordinary shares held in the Exodus Managed Account, (iii) 233,663 ordinary shares owned by Mr. Biram and (iv) 294,174 ordinary shares owned by Ms. Deutsch; (d) Mr. Aharon Biram beneficially owns 233,653 ordinary shares; and (e) Ms. Esther Deutsch beneficially owns 294,174 ordinary shares.

(5)
Based solely upon, and qualified in its entirety with reference to, Amendment No. 3 to Schedule 13G filed with the SEC on February 20, 2018.  According to the Schedule 13G/A, the shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd.  The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding shares and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.

Each of the reporting persons disclaims beneficial ownership of the reported shares in excess of their actual pecuniary interest therein. To our knowledge, based on information provided to us by our transfer agent in the United States, as of March 2, 2018, we had one shareholder of record who was registered with an address in the United States, holding approximately 25.5% of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years have been the following: From January 1, 2015 to the date of this Annual Report, the ownership percentage of Hahn family decreased by 4.0% from 12.35% to 8.35%. Mr. Leon Recanati's ownership percentage decreased by 1.96% from 11.04% to 9.08% during such period. The Phoenix Holdings Group ownership percentage decreased by 0.16% from 7.06% to 6.90% during such period. The DS Apex group’s ownership percentage increased by 1.93% from 7.22% to 9.15% during such period. The Brosh Capital Partners group’s ownership percentage increased from less than 5% to 7.7% during such period.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related Party Transactions

Tuteur S.A.C.I.F.I.A.

In August 2011, we entered into a distribution agreement with Tuteur that amends and restates a distribution agreement we entered into in November 2001. Tuteur is a company organized under the laws of Argentina and was formerly controlled by Mr. Ralf Hahn, the former Chairman of our board of directors. Mr. Hahn’s son, Mr. Jonathan Hahn, a director, is currently the President and a director of Tuteur. The amendment to the agreement was made as an arm’s length transaction, in connection with the expected completion of Glassia’s registration in Argentina and the commencement of its marketing in Argentina. On August 19, 2014, we entered into an amendment to the distribution agreement in order to add KamRho(D) as an additional product to be distributed by Tuteur and expanded the territories to include Bolivia. Pursuant to the distribution agreement, as amended, Tuteur serves as the exclusive distributor of Glassia and KamRho(D), in Argentina, Paraguay and Bolivia. Tuteur is obligated under the agreement to commence marketing, sales and distribution of the products within each country covered by the agreement within two months after the grant of regulatory approval in each such country. Commencing the second year following the date that Tuteur commences sales of the product in Argentina, Tuteur will be obligated to purchase minimum amounts of products in the territories, in the total annual amount of not less than $1,006,800. In 2016, Tuteur was awarded a one-time success bonus in the amount of $100,000 based on achieving certain sales targets in 2015. In 2016, our board of directors approved the payment to Tuteur of a non-material amount to be used for the purpose of marketing activities aimed at locating new AATD patients and increasing the overall number of AATD patients treated with Glassia in Argentina. Such amount will be paid in several installments, according to Tuteur's actual expenses for such purpose, until the end of September 2019.

Tuteur shall cease to have exclusivity if it fails to comply with the minimum purchase requirement in each of the countries, on a country by country basis. Pursuant to the agreement, Tuteur is obligated to obtain the relevant regulatory approvals and reimbursement in each of the countries within 18 months of receiving the required registration documents from us. Glassia was approved by regulators in Argentina in July 2012. Glassia has not yet been submitted and approved by regulators in Paraguay or Bolivia. The parties have agreed to separately negotiate the allocation of any costs relating to clinical trials or studies required by relevant regulatory authorities in the applicable territory. We retain ownership of all relevant intellectual property.

The distribution agreement expires on December 31, 2019, provided that with respect to distribution in Bolivia, the agreement expires on the fifth anniversary of the date that Tuteur commences sales of a product in Bolivia. We are entitled to terminate the agreement upon 30 days’ notice if a third party acquires more than 50% of the common stock or voting rights of Tuteur or Tuteur fails to receive the relevant regulatory approvals within the required time. Either party can terminate the agreement upon bankruptcy of the other party, a material breach of the agreement by the other party after a 30-day cure period and non-performance as a result of force majeure for more than two months. Our board of directors and audit committee approved the agreement and the amendments thereto and determined that each was not an “extraordinary transaction” within the meaning of the Companies Law.

Khairi S.A.

On June 4, 2016, we entered into a distribution agreement with Khairi S.A. (“Khairi”) for the distribution by Khairi of Glassia and KamRho(D) in Uruguay.  Distribution rights for Glassia and KamRho(D) in Uruguay were originally granted to Tuteur; however, as Tuteur is not incorporated in Uruguay, according to local regulatory requirements its ability to distribute pharmaceutical products in Uruguay is limited, while Khairi, which is located in the free trading zone in Uruguay, is not so limited.  The distribution agreement with Khairi is an arm’s length transaction, based on the terms of the distribution agreement previously signed with Tuteur. Mr. Leon Recanati (the Chairman of our board of directors), Mr. Jonathan Hahn (a director) and his siblings and Mr. Reuven Behar (who served as a director from April 2013 until May 2016) are shareholders of Khairi.  Mr. Reuven Behar serves as the chairman of the board of directors of Khairi.  In 2015 and 2016, Khari distributed our AAT product in Cuba in a non-material amount. In 2017, Khairi did not distribute any of our products. Our audit committee and board of directors approved the engagement of Khairi in accordance with the Companies Law.

Fischer Behar Chen Well Orion & Co.

Since our initial public offering on the Tel Aviv Stock Exchange in 2005, we have retained the services of Fischer Behar Chen Well Orion & Co as our Israeli counsel. Mr. Reuven Behar, who served as a director from April 2013 until May 2016 is a partner at Fischer Behar Chen Well Orion & Co.

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

Brosh Letter Agreement

On November 9, 2017, we entered into a letter agreement with Brosh Capital Partners, L.P. and certain of its affiliates (collectively, “Brosh”) regarding, among other things, amending the agenda for our 2017 annual general meeting of shareholders with respect to director nominees and board composition. Pursuant to the terms of the letter agreement, we agreed to amend the agenda for the 2017 annual general meeting to, among other things: (i) fix the size of our Board of Directors at ten members; (ii) add Mr. Asaf Frumerman, as a nominee for the election to the Board by the shareholders at the meeting; and (iii) add two industry experts to be specified in a revised agenda for the meeting.  Pursuant to the letter agreement, for as long as Mr. Frumerman (or his substitute) serves on our Board of Directors, Brosh is prohibited from taking specified actions with respect to us and our securities, including, among others: (i) making or in any way participating in any solicitation of proxies to vote, or seeking to advise, encourage or influence any person with respect to the voting of, any of our securities; (ii) subjecting any of our shares to any arrangement or agreement with respect to the voting thereof, other than as set forth in the letter agreement; or (iii) seeking, alone or in concert with others, representation on our Board of Directors, except as provided for in the letter agreement. The prohibitions in the immediately preceding sentence will remain in effect until we notify our shareholders that (i) we are convening a general meeting and (ii) the agenda of that general meeting includes matters concerning the appointment or dismissal of members of the Board of Directors. For information regarding the holdings of the Brosh group, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.|

Item 8. Financial Information

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

	Price Per Ordinary Share
	High	Low
Annual:
2017	$8.61	$3.75
2016	$6.29	$3.26
2015	$5.15	$3.09
2014	$17.95	$3.02
2013 (from May 30, 2013)	$17.07	$9.60

Quarterly:
Fourth Quarter 2017	$5.25	$4.26
Third Quarter 2017	$6.05	$3.75
Second Quarter 2017	$8.61	$5.40
First Quarter 2017	$7.25	$5.50
Fourth Quarter 2016	$6.29	$5.05
Third Quarter 2016	$5.34	$3.63
Second Quarter 2016	$4.19	$3.60
First Quarter 2016	$4.44	$3.26

Most Recent Six Months:
February 2018 (through March 5, 2018)	$5.5	$4.65
January 2018	$5.75	$4.75
December 2017	$4.85	$4.26
November 2017	$4.85	$4.40
October 2017	$5.25	$4.65
September 2017	$4.85	$4.35

On March 5, 2018, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $5.1 per share.

Tel Aviv Stock Exchange

The following table sets forth, for the periods indicated, the reported high and low sales prices of our ordinary shares on the TASE in NIS and U.S. dollars at a rate of $1.00 = NIS 3.456, the exchange rate published by the Bank of Israel as March 5, 2018.

	NIS		$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2017	29.20	14.81	8.45	4.29
2016	23.25	13.10	6.32	3.56
2015	19.45	12.09	4.97	3.09
2014	62.00	11.60	15.85	2.97
2013	60.77	33.80	15.54	8.64

Quarterly:
Fourth Quarter 2017	18.40	15.25	5.32	4.41
Third Quarter 2017	21.30	14.81	6.16	4.29
Second Quarter 2017	29.20	19.05	8.45	5.51
First Quarter 2017	27.10	20.89	7.84	6.04
Fourth Quarter 2016	23.25	19.27	6.32	5.24
Third Quarter 2016	19.79	14.05	5.38	3.82
Second Quarter 2016	16.05	14.01	4.36	3.81
First Quarter 2016	17.70	13.10	4.81	3.56

Most Recent Six Months:
February 2018 (through March 5, 2018)	18.97	16.45	5.49	4.76
January 2018	19.67	16.40	5.69	4.75
December 2017	16.55	15.25	4.79	4.41
November 2017	17.69	15.50	5.12	4.48
October 2017	18.40	16.48	5.32	4.77
September 2017	17.20	15.85	4.98	4.59

On March 5, 2018, the last reported sale price of our ordinary shares on the TASE was NIS 17.69 per share, or $5.12 per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.456 = $1.00).

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

Ordinary Shares

Voting

Holders of our ordinary shares have one vote per ordinary share on all matters submitted to a vote of shareholders at a shareholders’ meeting. Shareholders may vote at shareholder meetings either in person, by proxy or, with respect to certain resolutions, by a voting instrument.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association, directors (other than external directors, if any) are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). See “Item 6. Directors, Senior Management and Employees — Board of Directors.” As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting (subject to the special approval requirements under the Israeli Companies Law for the election of external directors, if any). In addition, under our articles of association, vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our articles of association, may be filled by a vote of a simple majority of the directors then in office, and such appointment shall be valid until the next annual general meeting (or until such director ceases to serve in such capacity, if earlier).

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

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders. Under our articles of association, a merger shall require the approval of 66.6% of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy, and any amendment to such provision shall require the approval of 60% of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, which has decreased in recent years, from a rate of 26.5% in 2014 and 2015 to 25% in 2016 and to 24% in 2017, and further decreased to 23% in 2018. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

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

Approved Enterprise

One of our facilities was granted Approved Enterprise status by the Investment Center, which made us eligible for a grant and certain tax benefits under the “Grant Track.” The approved investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which will apply to our turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Grant Track include accelerated depreciation and amortization for tax purposes as well as a tax exemption for the first two years of the benefit period and the taxation of income generated from an Approved Enterprise at a reduced corporate tax rate of 10%-25%, for a certain period of time. The benefit period is ordinarily seven to ten years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the earlier of the operational year as determined by the Investment Center or 14 years from the date of approval of the Approved Enterprise. We have not used all the tax benefits under the Approved Enterprise status, yet.

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

On April 1, 2005, an amendment to the Investment Law came into effect (the “2005 Amendment”), which revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under the 2005 Amendment will qualify for benefits as a “Privileged Enterprise” (rather than the previous terminology of Approved Enterprise). Pursuant to the 2005 Amendment, a company whose facilities meet certain criteria set forth in the 2005 Amendment may claim certain tax benefits offered by the Investment Law (as further described below) directly in its tax returns, without the need to obtain prior approval. In order to receive the tax benefits, the company must make an investment in the Privileged Enterprise which meets all of the conditions, including exceeding a certain percentage or a minimum amount, specified in the Investment Law. Such investment must be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise (the “Year of Election”). According to the tax ruling mentioned above, our Year of Election is 2009. We also elected 2012 as a Year of Election. The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the first year in which the company generated taxable income (at or after the Year of Election), or 12 years from the first day of the Year of Election. Therefore, the tax benefits under our Privileged Enterprise are scheduled to expire at the end of 2020 and 2023.

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

 According to the Investment Law, a uniform corporate tax rate will apply to all qualifying income of the Preferred Enterprise.  Under an amendment to the Investment Law that became effective on January 1, 2014, the uniform corporate tax rate was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel, effective as of January 1, 2014.  Under an amendment to the Investment Law that became effective on January 1, 2017, the uniform corporate tax rate in areas in Israel designated as Development Zone A was reduced to 7.5%.

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

The Encouragement of Industrial Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as The Encouragement of Industrial Research and Development Law, 5744-1984)

We have received grants from the Government of the State of Israel through the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (the “IIA”) (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy (the “OCS”)), for the financing of a portion of our research and development expenditures pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial and Development Law, 5744-1984) (the “Research Law”) and related regulations. We previously received funding from the IIA for five research and development programs, in the aggregate amount of approximately $1.7 million as of December 31, 2017, which amount has accrued aggregate interest of approximately $8,252 as of such date, and we had paid aggregate royalties to the IIA for these programs in the amount of approximately $1 million and had a contingent liability to the IIA in the amount of approximately $0.7 million (excluding any interest thereon) as of December 31, 2017.

Under the Research Law, research and development programs which meet specified criteria and are approved by the IIA (formerly the OCS) are eligible for grants. Under the Research Law, as currently in effect, the grants awarded are typically up to 50% of the project’s expenditures. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Research Law, as currently in effect, generally provide for the payment of royalties of 3% to 5% on sales of products and services based on technology developed using grants, until 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant is repaid, with interest at the rate of 12-month LIBOR. The terms of the Israeli government participation also require that products developed with government grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the State of Israel. However, this does not restrict the export of products that incorporate the funded technology. The royalty repayment ceiling can reach up to three times the amount of the grant received if manufacturing is moved outside of Israel, and if the funded technology itself is transferred outside of Israel, the royalty ceiling can reach up to six times the amount of grants (plus interest).  Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Research Law.  If we fail to comply with any of the conditions and restrictions imposed by the Research Law, or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and, in certain circumstances, may be subject to criminal charges.

A significant amendment to the Research Law entered into effect on January 1, 2016, under which the IIA, a statutory government corporation, was established, which replaced the OCS.  Under such amendment, the IIA is authorized to establish rules concerning the ownership and exploitation of IIA-funded know-how (including with respect to restrictions on transfer of manufacturing activities and IIA-funded know-how outside of Israel), which may differ from the restrictive laws, regulations and guidelines in effect prior to the establishment of such rules (and which remain in effect until such rules have been established by the IIA).  In May 2017, the IIA issued new rules applicable to Israeli companies that receive grants from the IIA or its predecessor, the OCS, which went into effect on July 1, 2017. Among other things, the new rules establish a framework for funded companies to license IIA-funded know how to companies outside of Israel without necessarily triggering an exit payment (as described above). As of the date hereof, we cannot predict the impact these new rules will have on us or how they will be implemented by the IIA. Furthermore, it is anticipated that additional rules will be published by the IIA and we cannot predict or estimate the changes (if any) that may be made to this legislation (including with respect to the acquisition of a IIA-funded entity or the transfer of an IIA -funded technology).

Taxation of Our Shareholders

This discussion does not address the tax consequences applicable to shareholders that own, or have owned at any time, directly or indirectly, 10% or more of our shares (“Controlling Shareholders”), and such shareholders should consult their tax advisers as to the tax consequences of owning or disposing of our shares.

Capital gains

Under present Israeli tax legislation, the tax rate applicable to real capital gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate (which was 26.5% in 2014 and 2015, reduced to 25% in 2016 and 24% in 2017 and reduced to 23% in 2018).

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

Furthermore, an additional tax liability at the rate of 2% in the years 2014-2016 and 3% in 2017 onwards is added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 in 2015, NIS 803,520 in 2016 and NIS 640,000 in 2017 onwards.

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

This description is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that the IRS’s position would not be sustained.

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

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company” (“PFIC”) in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Based on the financial information currently available to us and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2017. However, this determination could be subject to change. If, contrary to our expectations, we were to be classified as a PFIC, U.S. Holders of ordinary shares may be required to file form 8621 with respect to their ownership of our ordinary shares in the year in which we were a PFIC. U.S. Holders of our ordinary shares should consult their tax advisors in this regard.

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

Additional Medicare Tax

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. U.S. Holders will likely not be able to credit foreign taxes against the 3.8% Medicare tax.

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

For the years ended December 31, 2017, 2016 and 2015, we have witnessed high volatility in the U.S. dollar exchange rate. This fact impacts our revenues from the Distribution segment, where prices are denominated in or linked to the NIS upon delivery of product while our expenses for the purchase of raw materials and imported goods in the Distribution segment are in U.S. dollars and part of our development and marketing expenses are paid in NIS.

We attempt to mitigate our currency exposure by matching assets denominated in NIS currency with liabilities denominated in NIS. In the Distribution segment, we attempt to mitigate foreign currency exposure by matching Euro denominated expenses with Euro denominated revenues. Additionally, we used, and from time to time, will continue to use, currency hedging transactions using financial derivatives and forward currency contracts. We attempt to enter into forward currency contracts with critical terms that match those of the underlying exposure. As of December 31, 2017, we had open transactions in derivatives in the amount of approximately $16.6 million. We regularly monitor and review the need for currency hedging transactions in accordance with trend analysis.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
Year ended December 31, 2015	8.6
Year ended December 31, 2016	(1.2)
Year ended December 31, 2017	(6.3)

As of December 31, 2017, we had excess liabilities over assets denominated in NIS in the amount of $2.9 million. When the U.S. dollar appreciates against the NIS, we recognize financial expenses with respect to exchange rate differences. When the U.S. dollar devalues against the NIS, we recognize financial revenues.

As of December 31, 2017, we had foreign currency exposures to currencies other than U.S. dollars amounting to $2.7 million in excess liabilities over assets. Most of this exposure is to the Euro.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our financial assets by1.3 $ million, $1.3 million and $0.6 million as of December 31, 2017, 2016 and 2015, respectively.

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

As of December 31, 2017, we have used a large portion of the net proceeds of our initial public offering. We intend to use the remaining net proceeds we received from our initial public offering as disclosed in our Registration Statement on Form F-1.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017, pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2017 was effective.

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

Item 16A. Audit committee financial expert

Our board of directors has determined that Avraham Berger is an “independent” director for purposes of serving on an audit committee under the Exchange Act and Nasdaq listing requirements and qualifies as an “audit committee financial expert,” as defined in Item 407(d)(5) of Regulation S-K.

Item 16B. Code of Ethics

In November 2011, we adopted a Code of Ethics, which applies to our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is posted on our website, www.kamada.com.

Item 16C. Principal Accountant Fees and Services

During the years ended December 31, 2017 and 2016, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay and Kasierer, a member of  Ernst & Young Global, independent registered public accounting firm:

	Year Ended December 31,
	2017	2016
Audit Fees(1)	$190,000	$190,000
Audit-Related Fees(2)	110,000	15,000
Tax Fees and others(3)	8,000	33,615
Total	$308,000	$238,615
___________
(1)
Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)
Audit-related fees in 2016 are for services rendered by our auditors in connection with our shelf registration statement on Form F-3. Audit-related fees in 2017 are for services rendered by our auditors in connection with the registration statement and prospectus supplement.

(3)
Tax services in 2016 rendered by our auditors were for tax compliance and for tax consulting associated with international transfer pricing.  Tax services in 2017 rendered by our auditors were for equity incentive awards and other services for methodology support in the area of  business continuity.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2017, neither the company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the company’s ordinary shares.

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

•
Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq subject to certain exemptions the JOBS Act provides to emerging growth companies. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For more information, see “Item 3. Key Information —D. Risk Factors — We are an ‘emerging growth company’ with reduced reporting requirements that may make our ordinary shares less attractive to investors” and “Item 3. Key Information —D. Risk Factors — As we are a ‘foreign private issuer’ and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.” We are also required to comply with Israeli corporate governance requirements under the Companies Law applicable to Israeli public companies, such as us, whose shares are also listed for trade on an exchange outside Israel.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Consolidated Financial Statements are set forth under Item 18.

Item 18. Financial Statements

Our Consolidated Financial Statements beginning on pages F-1 through F-56, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

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

4.7†
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

4.11
English translation of form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).

4.12
English translation of amendment to form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Appendixes A3 and A4 of the Proxy filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on May 22, 2015).

4.13
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

4.14†
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

4.17
First Amendment to the Exclusive Manufacturing Supply and Distribution Agreement, dated as of September 6, 2012, between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).

4.18†
Second Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).

4.19†
First Amendment to the Technology License Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 28, 2013).

4.20†
Third Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of September 2014, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2015).

4.21†
First Amendment to the Distribution Agreement dated as of August 19, 2014, by and between Kamada Ltd. and TUTEUR S.A.C.I.F.I.A (incorporated by reference to Exhibit 4.26 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2015).

4.22†
Third Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement executed on June 19, 2015 by and between Kamada Ltd. and Baxalta US Inc. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).

4.23†
Fourth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October, 2015, by and between Kamada Ltd. and Baxalta US Inc. (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).

4.24†
Second Amendment to the Technology License Agreement, dated as of August 25, 2015, by and between Kamada Ltd. and Baxalta GmbH. (incorporated by reference to Exhibit 4.31 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).

4.25†
Fifth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October 5, 2016, by and between Kamada Ltd. and Shire plc. (incorporated by reference to Exhibit 4.28 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017)

4.26
Compensation Policy, approved by the shareholders of the Registrant on November 30, 2017 (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on November 30, 2017).

4.27	Kamada Ltd. 2011 Israeli Share Award Plan (incorporated by reference to Exhibit 4.2 to the Form S-8 filed with the Securities and Exchange Commission on February 9, 2017).
4.28†
1st Addendum to Supply And Distribution Agreement dated October 15, 2016 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.32 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017).

4.29	Termination Agreement dated as of November 14, 2017 by and between Kamada Ltd. and Chiesi Farmaceutici S.p.A.
8.1	Subsidiaries of the Registrant.
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Ernst & Young Global, independent registered public accounting firm.
________

†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and the non-public information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KAMADA LTD.

By:	/s/ Chaime Orlev
Chaime Orlev
Chief Financial Officer

Date: March 5, 2018

Kamada Ltd. and its subsidiaries

Kamada Ltd.

Consolidated Financial Statements as of December 31, 2017

Kamada Ltd. and its subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KAMADA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kamada Ltd (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of profit or Loss and other comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidation financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2005.
Tel-Aviv, Israel
March 6, 2018

Kamada Ltd. and its subsidiaries

Consolidated Balance Sheets

		As of December 31,
		2017	2016
	Note	In thousands
Current Assets
Cash and cash equivalents	5	$12,681	$9,968
Short-term investments	6	30,338	18,664
Trade receivables, net	7	30,662	19,788
Other accounts receivables	8	2,132	3,063
Inventories	9	21,070	25,594
		96,883	77,077

Property, plant and equipment, net	10	25,178	22,579
Other long term assets	11	49	40
		25,227	22,619
		122,110	99,696
Current Liabilities
Current maturities of loans and capital leases	14	614	412
Trade payables	12	18,036	16,277
Other accounts payables	13	5,820	5,614
Deferred revenues	17a,b	4,927	4,903

		29,397	27,206

Non-Current Liabilities
Loans and capital leases	14	1,370	1,364
Employee benefit liabilities, net	16	1,144	722
Deferred revenues	17a,b	707	3,661
		3,221	5,747

Shareholders' Equity	19

Ordinary shares		10,400	9,320
Additional paid in capital		177,874	162,671
Capital reserve due to translation to presentation currency		(3,490)	(3,490)
Capital reserve from hedges		46	(27)
Capital reserve from available for sale financial assets		(4)	19
Capital reserve from share-based payments		9,566	9,795
Capital reserve from employee benefits		(337)	(81)
Accumulated deficit		(104,563)	(111,464)
		89,492	66,743

		$122,110	$99,696

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

		For the Year Ended December 31,
		2017	2016	2015
	Note	In thousands, except for share and per share data

Revenues from proprietary products		$79,559	$55,958	$42,952
Revenues from distribution		23,266	21,536	26,954

Total revenues	22a	102,825	77,494	69,906

Cost of revenues from proprietary products		51,335	37,723	30,901
Cost of revenues from distribution		19,402	18,411	23,640

Total cost of revenues	22b	70,737	56,134	54,541

Gross profit		32,088	21,360	15,365

Research and development expenses	22c	11,973	16,245	16,530
Selling and marketing expenses	22d	4,398	3,243	3,652
General and administrative expenses	22e	8,273	7,353	6,607
Operating income (loss)		7,444	(5,481)	(11,424)

Financial income	22f	500	469	463
Income (expense) in respect of currency exchange differences and derivatives instruments, net		(612)	127	625
Financial expense	22f	(162)	(126)	(934)
Gain (loss) before taxes on income		7,170	(5,011)	(11,270)
Taxes on income		269	1,722	-

Net income (loss)		6,901	(6,733)	(11,270)

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) on available for sale financial assets		(23)	(54)	63
Gain (loss) on cash flow hedges		329	47	71
Net amounts transferred to the statement of profit or loss for cash flow hedges		(256)	(73)	44
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans		(256)	(22)	22
Total comprehensive income (loss)		$6,695	$(6,835)	$(11,070)

Income (loss) per share attributable to equity holders of the Company:	23

Basic income (loss) per share		$0.18	$(0.18)	$(0.31)
Diluted income (loss) per share		$0.18	$(0.18)	$(0.31)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Additional paid in capital	Conversion option in convertible debentures	Capital reserve from Available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	In thousands
Balance as of December 31, 2014	$9,208	$158,417	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417
Net loss	-	-	-	-	-	-	-	-	(11,270)	(11,270)
Other comprehensive income	-	-	-	63	-	115	-	22	-	200
Total comprehensive income (loss)	-	-	-	63	-	115	-	22	(11,270)	(11,070)
Exercise of options into shares	112	2,674	-	-	-	-	(1,533)	-	-	1,253
Expiration of conversion option on convertible debentures	-	1,147	(1,147)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	-	-	-	-	1,907	-	-	1,907
Balance as of December 31, 2015	$9,320	$162,238	$-	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507
Net loss	-	-	-	-	-	-	-	-	(6,733)	(6,733)
Other comprehensive loss	-	-	-	(54)	-	(26)	-	(22)	-	(102)
Total comprehensive loss	--	--	-	(54)	-	(26)	-	(22)	(6,733)	(6,835)
Exercise of options into shares	*	433	-	-	-	-	(433)	-	-	*
Cost of share-based payment	-	-	-	-	-	-	1,071	-	-	1,071
Balance as of December 31, 2016	$9,320	$162,671	$-	$19	$(3,490)	$(27)	$9,795	$(81)	$(111,464)	$66,743
Net income	-	-	-	-	-	-	-	-	6,901	6,901
Other comprehensive income (loss)	-	-	-	(23)	-	73	-	(256)	-	(206)
Total comprehensive income (loss)	-	-	-	(23)	-	73	-	(256)	6,901	6,695
Exercise and forfeiture of share-based payment into shares	3	712	-	-	-	-	(712)	-	-	3
Issuance of ordinary shares, net of issuance costs	1,077	14,491	-	-	-	-	-	-	-	15,568
Cost of share-based payment	-	-	-	-	-	-	483	-	-	483
Balance as of December 31, 2017	$10,400	$177,874	$-	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492

* Represent an amount lower than $1.

The accompanying notes are an integral part of the Consolidated Financial Statements

Kamada Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

		For the Year Ended December 31,
		2017	2016	2015
	Note	In thousands
Cash Flows from Operating Activities

Net income (loss)		$6,901	$(6,733)	$(11,270)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	10,11	3,523	3,501	3,227
Financial expenses (income), net		274	(470)	(154)
Cost of share-based payment	20	483	1,071	1,907
Income tax expense		269	1,722	-
Gain from sale of property and equipment		(52)	(18)	-
Change in employee benefit liabilities, net		166	(87)	87

		4,663	5,719	5,067
Changes in asset and liability items:

Decrease (increase) in trade receivables, net		(9,967)	3,489	(5,604)
Decrease in other accounts receivables		328	211	118
Decrease (increase) in inventories		4,524	742	(913)
Decrease (increase) in deferred expenses		594	(433)	(565)
Increase (decrease) in trade payables		(838)	(2,650)	887
Increase in other accounts payables		71	1,520	94
Increase (decrease) in deferred revenues		(2,930)	1,035	(2,405)

		(8,218)	3,914	(8,388)
Cash received (paid) during the year for:

Interest paid		(21)	(60)	(484)
Interest received		399	842	1,143
Taxes paid		(116)	(1,785)	(47)

		262	(1,003)	612

Net cash provided by (used in) operating activities		$3,608	$1,897	$(13,979)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

		For the Year Ended December 31,
		2017	2016	2015
	Note	In thousands
Cash Flows from Investing Activities
Proceeds from sale of )investment in) short term investments, net		$(11,501)	$4,236	$13,971
Purchase of property and equipment and intangible assets	10	(4,167)	(2,641)	(2,718)
Proceeds from sale of property and equipment		60	42	-

Net cash provided by (used in) investing activities		(15,608)	1,637	11,253

Cash Flows from Financing Activities

Proceeds from exercise of warrants and options		3	*	1,254
Receipt of long-term loans		279	1,701	197
Repayment of long-term loans		(530)	(211)	(9)
Repayment of convertible debentures		-	-	(7,797)
Proceeds from issuance of ordinary shares, net		15,568	-	-

Net cash provided by (used in) financing activities		15,320	1,490	(6,355)

Exchange differences on balances of cash and cash equivalent		(607)	(103)	(418)

Increase (decrease) in cash and cash equivalents		2,713	4,921	(9,499)

Cash and cash equivalents at the beginning of the year		9,968	5,047	14,546

Cash and cash equivalents at the end of the year		$12,681	$9,968	$5,047

Significant non-cash transactions
Purchase of property and equipment through capital lease		$282	$132	$-
Purchase of property and equipment		$1,681	$1,968	$-

*Represent an amount of less than 1 thousands

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 1: -	General

a.	General description of the Company and its activity

Kamada Ltd. ("the Company") is a plasma-derived protein therapeutics company with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a high purity, liquid form, as well as other plasma-derived proteins. The Company's flagship product is "Glassia". In addition to Glassia, Kamada has a product line consisting of six other products which are marketed in more than fifteen countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia.

The Company's activity is divided into two operating segments:

Proprietary Products	Develop and manufacture plasma-derived therapeutics and market them in more than 15 countries.

Distribution	Distribute imported drugs in Israel, which are manufactured by third parties, most of which are produced from plasma or its derivative products.

  The Company's securities are listed for trading on the Tel Aviv stock exchange and on the NASDAQ.

b.	The Company has three wholly-owned subsidiaries – Kamada Inc and Bio-Kam Ltd which are not active and Kamada Biopharma Limited. In addition the Company owns 74% of Kamada Assets Ltd ("Kamada Assets").

c.	Definitions

In these Financial Statements –

The Company	-	Kamada Ltd.
The Group	-	The Company and its subsidiaries.
Subsidiary	-	A company which the Company has a control over (as defined in IFRS 10) and whose financial statements are consolidated with the Company's Financial Statements.
Related parties	-	As defined in IAS 24.
USD/$	-	U.S. dollar.
NIS	-	New Israeli Shekel

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies

a.	Basis of presentation of financial statements

1.	These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board.

2.	Measurement basis:

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

 f.         Short-term investments:

Short-term bank deposits with a maturity of more than three months from the deposit date but less than one year, available for sale financial investments (debentures)  and financial assets held for trading at fair value through profit or loss (debentures and stocks).

g.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. Impaired debts are derecognized when they are assessed as uncollectible. As of December 31, 2017 there was no allowance for doubtful accounts and as of December 31, 2016, the balance of allowance for doubtful accounts was $399 thousands.

h.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase of raw and other materials and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business.

Cost of inventories is determined as follows:

Raw materials	-	At cost using the first-in, first-out method.

Work in process	-	Direct costs and indirect costs calculated at average costs for the quarter of manufacturing including materials, labor and other direct and indirect manufacturing costs on the basis of each batch.

Finished products	-	Direct costs and indirect costs calculated at average costs for quarter of manufacturing including materials, labor and other direct and indirect manufacturing costs on the basis of each batch.

Purchased products	-	At cost on a "first in – first out" basis.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

The Company periodically evaluates the condition and age of inventories and accounts for impairment of inventories with a lower market value or which are slow moving.

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

Revenue from milestone and upfront events stipulated in the agreements is recognized upon the occurrence of a substantive element specified in the agreement or as a measure of substantive progress towards completion.

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

Property, plant and equipment are measured at cost, including directly attributable costs and financing costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the plant and equipment.

The Company's assets include computer systems comprising hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the programs installed on it is classified as property, plant and equipment. In contrast, software that adds functionality to the hardware is classified as an intangible asset.

The cost of assets includes the cost of materials, direct labor costs, as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to operate in the manner intended by management.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

	%		Mainly %

Buildings	2.5-4		4
Machinery and equipment	10-20		15
Vehicles	15		15
Computers, software, equipment and office furniture	6-33		33
Leasehold improvements	(*	)	10

(*) Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at the year-end and any changes are accounted for prospectively as a change in accounting estimate.

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

An impairment loss of an asset, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

n.	Financial instruments

1.	Financial assets

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

After initial measurement, AFS financial investments are subsequently measured at fair value with unrealized gains and losses recognized in other comprehensive income ("OCI") until the investment is derecognized or the investment is determined to be impaired. Interest earned whilst holding AFS financial investments is reported as interest income using the effective interest rate method.

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

After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

a.          Financial liabilities measured at amortized cost

Loans, including capital leases, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs.

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

o.	Derivative financial instruments designated as hedges

The Company enters into contracts for derivative financial instruments such as forward currency contracts and cylinder strategy in respect of foreign currency to hedge risks associated with foreign exchange rates fluctuations. Such derivative financial instruments are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

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

p.	Accrued expenses

A provision in accordance with IAS 37 is recognized when the Group has a present (legal or constructive) obligation as a result of a past event, it is expected to require the use of economic resources to clear the obligation and a reliable estimate can be made of it.

r.	Employee benefit liabilities

The Company has several employee benefit plans:

1.	Short-term employee benefits

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

2.	Post-employment benefits

The post-employment benefits plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company has defined contribution plans pursuant to Section 14 to the Israeli Severance Pay Law under which the Company pays fixed contributions to certain employees under section 14 and will have no legal or constructive obligation to pay further contributions.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

In addition the Company operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

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

Re-measurements of the net liability are recognized in other comprehensive income in the period in which they occur.

q.	Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

Equity-settled transactions

The cost of equity-settled transactions (options and restricted shares) with employees is measured at the fair value of the equity instruments granted at grant date. The fair value of options is determined using a standard option pricing model. The fair value of restricted shares is determined using the share price at the grant date.

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

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in shareholder's equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

r.	Income (loss) per Share

Income (loss) per share is calculated by dividing the income (loss) attributable to Company shareholders by the weighted number of outstanding ordinary shares during the period.  Ordinary shares underlying shares options or restricted Shares are only included in the calculation of diluted income (loss) per share when their impact dilutes the income (loss) per share. Furthermore, potential ordinary shares converted during the period are included under diluted income (loss) per share only until the conversion date, and from that date on are included under basic income (loss) per share.

s.	Reclassification of prior years' amounts

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss or shareholders' equity.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 3: -	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

  Judgments

Revenue

The Company assesses the criteria for recognition of revenue related to up-front payments and multiple components as outlined by IAS 18, Revenue. Judgment is necessary to determine over which period the Company will satisfy its obligations related to up-front payments and when components can be  recognized separately and the allocation of the related consideration to each component. For additional information, refer to Note 17a.

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

 -      Determining the fair value of share-based payment transactions

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them.

-     Provisions for clinical trial and related expenses

Accrued expenses costs for clinical trial activities performed by third parties, are based on estimates on the progress of completion of the clinical trials or services, as of the end of each reporting period, pursuant to the contract with the third parties, and the agreed upon fee to be paid for such services.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 3: -	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements (cont.)

     -      Capitalization of materials for clinical trials and inventory designated for R&D activities

The Company recognizes inventory produced for commercial sale, including costs incurred prior to regulatory approval but subsequent to the filing of a regulatory request when the Company has determined that the inventory has probable future economic benefit. Inventory is not recognized prior to completion of a phase III clinical trial. For products with an approved indication, raw materials and purchased drug product associated with development programs are included in inventory and charged to research and development expense when consumed. For products without an approved indication, drug product is charged to research and development expense.

Note 4: -	Disclusure Of New Ifrs In The Period

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

IFRS 15 is to be applied retrospectively for annual periods beginning on or after January 1, 2018. IFRS 15 allows an entity to choose to apply a modified retrospective approach. During 2017, the Company performed an assessment of IFRS 15 impact as described below.

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

The Company performed the following preliminary assessment of IFRS 15:

(1)       Sale of goods

Application of the IFRS 15 to contracts with customers in which the sale of product is generally expected to be the only performance obligation does not have any impact on the Company’s profit or loss following implementation of IFRS 15. The revenue recognition occurs at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

In implementation of IFRS 15, the Company is considering the following:

(1)       Variable consideration

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

The Company continues to assess individual contracts to determine the estimated variable consideration and related constraint. There is no impact of IFRS 15on the financial statements.

(2)       Upfront and milestone payments

Agreements with strategic partners that include upfront and milestone payments contain a performance obligation that is satisfied over time given that the customer simultaneously receives and consumes the benefits provided by the Company. Currently, the Company defers the upfront payments and recognizes revenue over time by reference to the stage of completion.

Under IFRS 15, the Company would continue to recognize revenue for upfront payments over time rather than at a point of time. The Company identified the existence of a significant financing component resulting from an upfront payment. As of January 1, 2018 an amount of $ 757 thousands will be recognized as an increase of the deferred revenue against accumulated deficit and through 2018 will be recognize as revenue in the financial statements. Other than the financing component, there was no impact on the financial statement due to IFRS 15 implementation.

(3)       Presentation and disclosure requirements

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and may significantly expand the disclosures required in Company’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2017 the Company updated the internal controls, policies and procedures necessary to collect and disclose the required information.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 4: -	Disclusure Of New Ifrs In The Period (cont.)

b.	IFRS 9 - Financial Instruments

In July 2014, the IASB completed the final element of its comprehensive response to the financial crisis by issuing IFRS 9 Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. Certain securities that are currently measured at Fair Value through profit and lost will be measured at Fair Value through other comprehensive income (loss) due to implementation of IFRS 9. In addition, the Company will measure expected credit loss of the securities that will be measured at fair value through other comprehensive income (loss). IFRS 9 is to be applied for annual periods beginning on January 1, 2018. The Company does not there to be any material impact from the adoption of IFRS 9 on the financial statements.

c.	IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, Leases. IFRS 16, that replaces IAS 17, Leases, will only imply insignificant changes to the accounting for lessors. For lessees, the accounting will change significantly, as all leases (except short term leases and small asset leases) will be recognized on balance sheet. Initially, the lease liability and the right-of-use asset is measured at the present value of future lease payments (defined as economically unavoidable payments). The right-of-use asset is subsequently depreciated in a similar way to other assets such as tangible assets, i.e. typically in a straight-line over the lease term. The new Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is applied concurrently. The Company is evaluating the possible impact of IFRS 16 but is presently unable to assess its effect, on the financial statements.

d.	IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment

The Interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatment. In determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, an entity must consider the probability that a taxation authority will accept an uncertain tax treatment.

The interpretation is effective for annual reporting periods beginning on or after 1 January 2019. The Company is evaluating the possible impact of IFRIC Interpretation 23 but is presently unable to assess its effect, on the financial statements.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 5: -	Cash And Cash Equivalents

	December 31,
	2017	2016
	In thousands

Cash and deposits for immediate withdrawal	$8,539	$7,891
Cash equivalents in USD deposits (1)	4,001	2,001
Cash equivalents in NIS deposits (2)	141	76

	$12,681	$9,968

(1)	The deposits bear interest of 1.53% and 1.12% per year, as of December 31, 2017 and 2016, respectively.
(2)	The deposits bear interest of 0.01% per year, as of each December 31, 2017 and 2016.

Note 6: -	Short-Term Investments

	December 31,
	2017	2016
	In thousands

Marketable securities (equity and debt) at fair value through profit or loss	$1,663	$1,490
Bank deposits in USD (1)	20,078	8,010
Available for sale debt securities	8,597	9,164

	$30,338	$18,664

(1)	The deposits bear interest of 1.70%-2.3% and 1.69%- 1.84% per year, as of December 31, 2017 and 2016, respectively.

Note 7: -	Trade Receivables, net

	December 31,
	2017	2016
	In thousands
Open accounts:
In NIS	$8,263	$9,326
In USD	22,284	10,816
	30,547	20,142
Checks receivable	115	45

	30,662	20,187

Less allowance for doubtful accounts (1)	-	(399)

Trade receivables, net	$30,662	$19,788

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 7: -	Trade Receivables, net (cont.)

(1)	Allowance for doubtful accounts:

December 31, 2016	$(399)
Bad debt recognition	399
December 31, 2017	$-

 An analysis of past due but not impaired trade receivables with reference to reporting date:

		Past due trade receivables with aging of
	Neither past due nor impaired	Up to 30 Days	30-60 Days	60-90 Days	90-120 Days	Over 120 days	Total
	In thousands

December 31, 2017	$29,692	680	$21	$152	$2	$-	$30,547

December 31, 2016	$17,769	1,891	$24	$43	$6	$10	$19,743

Note 8: -	Other accounts Receivables

	December 31,
	2017	2016
	In thousands

Materials for clinical trials and inventory designated for R&D activities	$635	$1,229
Prepaid expenses	822	1,057
Government authorities	563	374
Accrued interest	66	82
Other	46	321

	$2,132	$3,063

Note 9: –       Inventories

	December 31,
	2017	2016
	In thousands

Finished products	$5,168	$6,542
Purchased products	2,695	5,607
Work in progress	6,159	6,227
Raw materials	7,048	7,218

	$21,070	$25,594

(1)
During the years 2017, 2016 and 2015, the Company recognized, at cost of revenues, as impairment for inventories carried at net realizable value totaled of $460 thousands, $544 thousands and $470 thousands, respectively.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 10: –	Property, Plant and equipment

a.	Composition and movement:

2017

	Land and Buildings(1)	Machinery and Equipment (1) (2)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements	Total
	In thousands
Cost

Balance at January 1, 2017	$27,618	$26,485	$94	$5,520	$1,052	$60,769
Additions	781	3,151	-	1,002	1,196	6,130
Sale and write-off	-	(34)	(28)	-	(975)	(1,037)

Balance as of December 31, 2017	28,399	29,602	66	6,522	1,273	65,862

Accumulated Depreciation

Balance as of January 1, 2017	12,606	19,972	86	4,559	967	38,190
Depreciation and impairment	1,310	1,492	1	635	85	3,523
Sale and write-off	-	(34)	(28)	-	(967)	(1,029)

Balance as of December 31, 2017	13,916	21,430	59	5,194	85	40,684

Depreciated cost as of December 31, 2017	$14,483	$8,172	$7	1,328	$1,188	$25,178

2016

	Land and Buildings(1)	Machinery and Equipment (1) (2)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements	Total
	In thousands
Cost

Balance at January 1, 2016	$26,701	$24,111	$94	$5,156	$1,079	$57,141
Additions	963	3,220	-	507	62	4,752
Sale and write-off	(46)	(846)		(143)	(89)	(1,124)

Balance as of December 31, 2016	27,618	26,485	94	5,520	1,052	60,769

Accumulated Depreciation

Balance as of January 1, 2016	11,237	19,310	83	4,136	1,012	35,778
Depreciation and impairment	1,402	1,355	3	564	44	3,368
Sale and write-off	(33)	(693)		(141)	(89)	(956)

Balance as of December 31, 2016	12,606	19,972	86	4,559	967	38,190

Depreciated cost as of December 31, 2016	$15,012	$6,513	$8	961	$85	$22,579

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 10: –	Property, Plant and equipment (cont.)

(1)	Including labor costs charged in 2017 and 2016 to the cost of facilities, machinery and equipment in the amount of $431 thousands and $510 thousands, respectively.

(2)	Including financing costs of $44 thousands and $11 thousands capitalized in 2017 and 2016 respectively, to the cost of machinery and equipment.

b.	As for liens, refer to Note 18.

c.	Capitalized leasing rights of land from the Israel land administration.

	December 31,
	2017	2016
	In thousands

Under finance lease	$1,016	$1,029

The Group has capitalized leasing rights from the Israel Land Administration for an area of 16,880 m² in Beit Kama containing the Group's structures. The sum attributed to capitalized rights is presented under property, plant and equipment and is depreciated over the leasing period, which includes the option period.

During 2010, the Company signed an agreement with the Israel Land Administration to consolidate its leasing rights and extend the lease period to 2058, including an extension option for additional 49 years

Note 11: -	Other Long Term Assets

	December 31,
	2017	2016
	In thousands

Long term pre-paid expenses	$49	$40

Note 12: -	Trade Payables

	December 31,
	2017	2016
	In thousands

Open debts mainly in USD	$11,246	$11,187
Open debts in NIS	6,789	5,038

	18,035	16,225
Notes payable	1	52

	$18,036	$16,277

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 13: –	Other accounts Payables

	December 31,
	2017	2016
	In thousands

Employees and payroll accruals	$4,735	$4,135
Derivatives financial instruments	8	32
Accrued Expenses and Others	1,077	1,447

	$5,820	$5,614

Note 14: -	Loans and capital leases

	December 31,
	2017	2016
	In thousands
Total loans and capital leases (1)	1,984	1,776
Less current maturities	614	412
Long term loans and capital leases	$1,370	$1,364

(1)	The capital lease balance was $274 thousands and $103 thousands, as of December 31, 2017 and 2016, respectively.

Bank loans

During 2017 and 2016, the Company received loans at an amount of NIS 1,000 thousands ($279 thousands) and NIS 6,585 thousands ($ 1,701 thousands). The loans are payable over 60 equal monthly installments. The loans bear fixed interest rate in the range of 3.15% -3.55%. As for pledges, refer to Note 18.

Note 15: -	Financial Instruments

a.	Classification of financial assets and liabilities

The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments in pursuant to IAS 39:

	December 31,
	2017	2016
	In thousands
Financial assets
Financial assets at fair value through profit or loss:
Marketable securities (equity and debt)	$1,663	$1,490
Financial assets at fair value through other comprehensive income (loss)-
Available for sale debt securities-	8,597	9,164
Financial assets at cost:
Cash	8,539	7,891
Short term bank deposits	24,220	10,087
	$43,019	$28,632
Financial liabilities
Financial liabilities at fair value:
Derivatives instruments	$8	$32
Financial liabilities measured at amortized cost:
Bank loans and capital leases	1,984	1,776
	$1,992	$1,808

Kamada Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments (cont.)

b.	Financial risk factors

The Company's activities expose it to various financial risks, such as market risk (foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company's investment policy focuses on activities that will preserve the Company's capital. The Company utilized derivatives to hedge certain exposures to risk.

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

As of December 31, 2017, the Company has a position in financial derivatives intended to hedge changes in the exchange rate of the USD vs. the NIS (see also f. below).

b)	Price risk

As of December 31, 2017, the Company has financial instruments, shares and debentures, classified as financial assets measured at fair value through profit or loss and Available for sale financial investments, for which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price.

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

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments (cont.)

The Company keeps constant track of customer debt and the Financial Statements include an allowance for doubtful accounts that adequately reflects, in the Company's assessment, the loss embodied in the debts the collection of which is in doubt.

The Company’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2017 and 2016 is the carrying amount of trade receivables.

b)	Cash and cash equivalent and short term investments:

The Company holds cash, cash equivalents, short term deposits and other financial instruments at a major financial institutions in Israel. In accordance with Company policy, evaluations of the relative strength of credit of the various financial institutions are made on an ongoing basis.

Short-term investments include short-term deposits with low risk for a period less than one year. The Company’s marketable securities consist of investment-grade corporate bonds, U.S., European and Israeli governments bonds and equity investments. The Company’s investment policy, limits the amount the Company may invest in any one type of investment or issuer and the average maturities of the bond portfolio, thereby reducing credit risk concentrations.

The Company has not experienced any significant losses on its short term investments.

c)         Foreign currency derivative contracts:

The Company is exposed to foreign currency exchange movements, primarily in Israel. Consequently, it enters into various foreign currency exchange  contracts with major financial institutions.

3.	Liquidity risk

The table below summarizes the maturity profile of the Company's financial liabilities based on contractual undiscounted payments:

December 31, 2017

	Less than one year	1 to 2	2 to 3	3 to 5	Total
	In thousands

Trade payables	$18,036	-	-	-	$18,036
Other accounts payables	5,820	-	-	-	5,820
Long term loans and capital leases (including interest)	669	634	532	260	2,095

	$24,525	$634	$532	$260	$25,951

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments (cont.)

December 31, 2016

	Less than one year	1 to 2	2 to 3	3 to 5	Total
	In thousands

Trade payables	$16,277	-	-	-	$16,277
Other accounts payables	5,614	-	-	-	5,614
Long term loan and capital leases (including interest)	464	461	429	549	1,903

	$22,355	$461	$429	$549	$23,794

            Changes in liabilities arising from financing activities

	January 1, 2017	Payments	Foreign exchange movement	Cash from new loans	New leases	December 31, 2017
	In thousands
Bank loans	1,673	(419)	177	279	-	1710
Capital leases	103	(111)	-	-	282	274
Total	1,776	(530)	177	279	282	1984

c.	Fair value

The following table demonstrates the carrying amount and fair value of the financial instruments presented in the financial statements not at fair value:

	Carrying Amount		Fair Value
	December 31,		December 31,
	2017	2016	2017	2016
	In thousands
Financial liabilities
Bank loans and capital Leases	$1,984	$1,776	$1,984	$1,761

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

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments (cont.)

d.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value:

	Level 1	Level 2
	In thousands
December 31, 2017

Marketable securities at fair value through profit or loss:
Equity shares	$77	$-
Mutual funds	456	-
Debt securities (corporate and government)	1,130	-
Derivatives instruments	-	(8)
Available for sale debt securities (corporate and government)	-	8,597
	$1,663	$8,589

	Level 1	Level 2
	In thousands
December 31, 2016
Marketable securities at fair value through profit or loss:
Equity shares	$70	$-
Mutual funds	388	-
Debt securities (corporate and government)	1,032	-
Derivatives instruments	-	(32)
Available for sale debt securities (corporate and government)	-	9,164
	$1,490	$9,132

During 2017 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

	December 31,
	2017	2016
	In thousands
Sensitivity test to changes in market price of listed Securities

Gain (loss) from change:
5% increase in market price	$513	$535
5% decrease in market price	$(513)	$(535)

Sensitivity test to changes in foreign currency:

Gain (loss) from change:
5% increase in NIS	$(143)	$19
5% decrease in NIS	$143	$(19)
5% increase in Euro	$(135)	$(184)
5% decrease in Euro	$135	$184

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments (cont.)

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

e.	Linkage terms of financial liabilities by groups of financial instruments pursuant to IAS 39:

	December 31,
	In thousands
	2017	2016
In NIS:
Bank loans and capital leases measured at amortized cost	$1,984	$1,776

f.	Derivatives and hedging:

Derivatives instruments not designated as hedging

The Company has foreign currency forward contracts designed to protect it from exposure to fluctuations in exchange rates, mainly of NIS and EUR, in respect of its transactions for debt from customers' debt, to service providers and inventory. Foreign currency forward contracts are not designated as cash flow hedges, fair value or net investment in a foreign operation. These derivatives are not considered as hedge accounting. As of December 31, 2017 the fair value of the derivative instruments not designated as hedging was a liability of $60 thousands. The open transactions for those derivatives were in an amount of $5.8 million.

Cash flow hedges:

As of December 31, 2017, the Company held NIS/USD hedging contracts (cylinder contracts) designated as hedges of expected future salaries expenses and for expected future purchases from Israeli suppliers.

The main terms of these positions were set to match the terms of the hedged items. As of December 31, 2017 the fair value of the derivative instruments designated as hedge accounting was an asset of $52 thousands. The open transactions for those derivatives were in an amount of $770 thousands.

 Cash flow hedges of the expected salaries expenses in December 31, 2017 was estimated as highly effective  and accordingly a net unrecognized loss was recorded in  other comprehensive income in the amount of $71 thousands.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Employee Benefit Liabilities, NET

Employee benefits consist of short-term benefits and post-employment benefits.

a.	Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Company's liability is accounted for as a post-employment benefit only for employees not under Section 14. The computation of the Company's employee benefit liability is made in accordance with a valid employment contract or a collective employees agreement based on the employee's salary and employment term which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plans, as detailed below:

1.	Defined contribution deposit:

The Company’s agreements with part of its employees are in accordance with section 14 of the Israeli Severance Pay Law. Payments in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees.  The expenses for the defined benefit deposit  in 2017, 2016 and 2015 were $ 884 thousands, $ 669 thousands and $702 thousands,  respectively.

2.	Defined benefit plans:

The Company accounts for the payment of compensation, as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in a long-term employee benefit fund and in qualifying insurance policies.

3.	Expenses recognized in comprehensive income (loss):

	Year Ended December 31,
	2017	2016	2015
	In thousands

Current service cost	$356	$359	$391
Interest expenses, net	23	20	18
Current service cost (income) due to the transfer of real yield from the compensation component to the royalties' component in executive insurance policies before 2004	(7)	5	(10)
Total employee benefit expenses	$372	$384	$399

Actual (negative) return on plan assets	$119	$22	$(12)

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Employee Benefit Liabilities, NET (cont.)

The expenses are presented in the Statement of Comprehensive income (loss) as follows

	Year Ended December 31,
	2017	2016	2015
	In thousands

Cost of revenues	$211	$228	$209
Research and development	57	62	90
Selling and marketing	16	13	18
General and administrative	88	81	82

	$372	$384	$399

4.	The plan assets (liabilities), net:

	December 31,
	2017	2016
	In thousands

Defined benefit obligation	$5,907	$5,235
Fair value of plan assets	4,763	4,513
Total liabilities, net	$1,144	$722

5.	Changes in the present value of defined benefit obligation

	2017	2016
	In thousands

Balance at January 1,	$5,235	$5,425

Interest costs	151	141
Current service cost	356	359
Benefits paid	(641)	(650)
Demographic assumptions	(28)	(17)
Financial assumptions	254	*
Past Experience	6	(104)
Currency Exchange	574	81
Balance at December 31,	$5,907	$5,235

* Represent an amount of less than 1 thousands

6.	Plan assets

a)	Plan assets

Plan assets comprise assets held by a long-term employee benefit funds and qualifying insurance policies.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Employee Benefit Liabilities, NET (cont.)

b)	Changes in the fair value of plan assets

	2017	2016
	In thousands

Balance at January 1,	$4,513	$4,638

Expected return	127	121
Contributions by employer	227	311
Benefits paid	(586)	(522)
Demographic assumptions	1	1
Financial assumptions	1	-
Past Experience	(11)	(100)
Current service cost due to the transfer of real yield from the compensation component to the royalties component in executive insurance policies before 2004	7	(5)
Currency exchange	484	69

Balance at December 31,	$4,763	$4,513

7.	The principal assumptions underlying the defined benefit plan

	2017	2016	2015
	%

Discount rate of the plan liability	2.27	3.72	2.6

Future salary increases	4	4	4

The sensitivity analyses below have been determined based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period.

If the discount rate would be one percent higher (lower), the defined benefit obligation would decrease (increase) by $309 thousands ($380 thousands) if all other assumptions were held constant.

If the expected salary growth would increase (decrease) by 1% the defined benefit obligation would increase (decrease) by $362 thousands ($298 thousands).

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -      Contingent Liabilities and commitments

a.
On August 23, 2010, the Company entered into 30 years collaboration agreement with Baxter Healthcare Corporation ("Baxter"), an international biopharmaceutical company, specializing, among other things, in the development, manufacture, marketing and sale of pharmaceutical products. During 2015, Baxter has assigned all its rights under the collaboration agreement to Baxalta US Inc. ("Baxalta") which was acquired in 2016 by Shire plc (“Shire” and in these consolidated financial statements Baxter, Baxalta and Shire will be referred to as "Shire"). The collaboration agreement consists of three main agreements (1) the appointment of Shire as the sole distributer of the Company's AAT IV drug ("Glassia") in the United States, Canada, Australia and New Zealand ("the Territory" and "the Distribution Agreement", respectively); (2) granting licenses to Shire for the use of the Company's knowhow and patents for the production, continued development and sale of Glassia  by Shire ("the License Agreement") in the Territory and (3) an agreement to provide raw materials, produced by Shire, and used for the production of Glassia  ("the Raw Materials Supply Agreement"). Pursuant to the agreements, payments were originally set for the Company for meeting milestones at a total sum of $45 million, and for Glassia  purchases at a minimum sum of $ 60 million over the first five years from the signing of the Distribution Agreement. In addition, the Company is entitled to royalties at a sum of no less than $5 million per year, starting from the beginning of the sale of Glassia produced by Shire in accordance with the License Agreement. Since 2013 and every year thereafter until 2016, the parties amended the License Agreement and the Distribution Agreement by extending the distribution period of minimum purchases of Glassia and the minimum purchase quantity. Prior to the last amendment of the Distribution Agreement in October 2016, the net sums received in advance were recorded as deferred revenues and were recognized as revenues according to the actual rate of sales, based on the sales forecast in the Distribution Agreement. Commencing on the latest amendment of the Distribution Agreement in October 2016 the remaining deferred revenues are recognized on a straight line basis according to Shire’s minimum purchase commitment in the Distribution Agreement for the remaining period prior to the recent amendment. According to the latest amendment of the Distribution Agreement, the distribution period is currently expected to end by the end of 2020, with the start of production by Shire in 2021. Non-refundable revenues due to the achievement of milestones are recognized upon reaching the milestone. As of December 31, 2017, the Company received a total of $39.5 million for the achievement of certain milestones and advances in respect of the Distribution and License Agreements. As of December 31, 2017, a balance of $4.2 million is included as deferred revenues and is expected to be recognized as revenues during 2018.

In the case of clinical trials required in the Territory in connection with Glassia, the cost of these experiments apply to Shire and the Company will participate with such limited extent that may come, under certain conditions, up to $10 million over a period of several years.

According to the Raw Material Supply Agreement Shire undertook to provide the Company, free of charge, all the quantities of raw materials required by the Company for manufacturing Glassia to be sold to Shire for distribution by Shire in accordance with the Distribution Agreement. The Company recorded the fair value of the raw material used and sold as revenue and charged the same fair value to cost of revenue. In addition, Shire will provide raw material to the Company, for the development, production, sale and distribution of products by the Company.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Contingent Liabilities and commitments (cont.)

b.
On August 2, 2012, the Company entered into a strategic agreement with CHIESI FARMACEUTICI S. P. A, a fully integrated European Pharmaceutical company focused on respiratory disease and special care products ("Chiesi"). According to the agreement, Chiesi was an exclusive distributor of the AAT inhaled product of the Company for treatment of alpha-1 antitrypsin deficiency ("Product") in Europe. As part of the Distribution Agreement, the Company was entitled to receive payments of up to $ 60 million, contingent of meeting regulatory and sales milestones.

As of December 31, 2017, the Company had received a total of $9 million for the achievement of certain upfront payments in respect of the Distribution Agreement.

Due to the Company's decision in June 2017 to withdraw the Marketing Authorization Application (MAA) for this product with the European Medicines Agency (EMA), the Company and CHIESI mutually agreed on November 14, 2017 to terminate the parties’ European distribution agreement related to Kamada’s inhaled Alpha-1 Antitrypsin (AAT) therapy for the treatment of Alpha-1 Antitrypsin Deficiency (AATD). There are no financial implications related to the termination of this agreement.

c.	The Company has engaged in operating lease agreements for office and storage spaces. These agreements will expire in 2026.

Minimum future lease fees for the office and storage spaces as of December 31, 2017 are as follows:

In thousands

Year 1	$590
Year 2 to 5	2,479
Year 6 and thereafter	2,541
$5,610

d.	The Company has engaged in operating lease agreements for the vehicles in its possession. These agreements will expire between 2018 and 2020.

Minimum future lease fees for the existing vehicles as of December 31, 2017 are as follows:

In thousands
Year 1	$443
Year 2	284
Year 3	95
$822

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -      Contingent Liabilities and commitments (cont.)

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

f.
In August 2007, the Company entered into a long-term agreement with a multinational European company for the purchase of a raw material used for the development and manufacture of medicines at graded amounts and prices. In addition to the price paid by the Company for the raw material, the Company will pay the supplier an additional sum upon the sale of the product manufactured from the raw material in the territories set in the agreement, after receiving regulatory approvals. As of December 31, 2017, the regulatory approval was not yet received.

h.
In July 2011, the Company signed a strategic collaboration agreement with an international pharmaceutical company in the area of clinical development, marketing and sales in the United States of a post exposure prophylaxis product for the prevention of rabies in human beings. The product, KamRAB, is developed, manufactured and marketed by the Company in other countries. The phase 3 clinical trial was completed in December 2014 had met the trial’s primary endpoint. The Company submitted a Biologics License Application (BLA) with the U.S. Food and Drug Administration (FDA) in August 2016 and received the FDA approval for the product on August 2017.

In October 2016 the parties entered into an amendment to the agreement with respect to the conduct of clinical trial for pediatric treatment of Rabies in the United States which was initiated on March 2017. The cost of the study is equally shared between the parties.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 18: -	Guarantees and charges

1.	In order to guarantee the rental payments for an office in Rehovot and other obligations, the Company provided a bank guarantees in the amount of $ 246 thousands.

2.	As collateral for the Company’s original loans amount of NIS 8,355 thousands, the Company has pledged the specific assets which were purchased with those loans.

Note 19: -      Equity

a.	share capital

	December 31, 2017		December 31, 2016
	Authorized	Outstanding	Authorized	Outstanding

ordinary shares of NIS 1 par value	70,000,000	40,262,819	70,000,000	36,419,842

On August 2, 2017 the Company closed a public offering on NASDAQ of 3,333,334 shares at $4.50 per share. As part of the offering, the underwriters received a right to purchase an additional 500,000 ordinary shares to cover over-allotments at the same price per share. This option was fully exercise on August 30, 2017. The Company's total net proceeds from the issuance of the above shares were $15.6 million

b.	Rights attached to Shares

Voting rights at the shareholders general meeting, rights to dividend, rights in case of liquidation of the Company and rights to nominate directors.

c.	Share options

During 2017 and 2016, 10,659 and 8,398 share options, respectively, were exercised into 1,988 and 1,101 ordinary shares of NIS 1 par value each for consideration of  $3  thousand and less than $1  thousands, respectively.

For additional information regarding options and restricted shares granted to employees and management in 2017, refer to Note 20 below.

d.	Capital management in the Company

The Company's goals in its capital management are to preserve capital ratios that will ensure stability and liquidity to support business activity and create maximum value for shareholders.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 20: -	Share-Based Payment

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

a.	Expense recognized in the financial statements

The share based payment expense that was recognized for services received from employees and directors is presented in the following table:

	For the Year Ended December 31
	2017	2016	2015
	In thousands
Cost of revenues	$179	$332	$564
Research and development	138	134	390
Selling and marketing	48	71	98
General and administrative	118	534	855
Total share-based payment	$483	$1,071	$1,907

b.	Option granted to the Company's Chief Executive Officer ("CEO")

On November 30, 2017, the Company’s general shareholders meeting approved the grant of 18,000 options and 6,000 RSs to Mr. Amir London, the Company’s CEO. The RSs do not have exercise price. The options are exercisable into ordinary shares at an exercise price of NIS 21.99 per option. According to a calculation formula based on the binomial model, the fair value of the options was estimated at $26 thousands. The fair value of the RSs was estimated based on the market price of the shares on the grant date at $28 thousands.

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

c.	Employees options

1.
During 2017, 2016 and 2015 the Company's Board of Directors approved the grant, of 405,950, 320,775 and 356,075 options, respectively to employees and management. The fair value of the options was estimated at $597 thousands, $548 thousands and $749 thousands, respectively.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 20:        Share-Based Payment (CONT.)

2.
During 2017, the Company's Board of Directors approved the grant of 52,835 RSs to the Company’s employees and management. The RSs do not have exercise price. The RSs are exercisable in 13 installments, 25% of the RSs vest on the first anniversary of the grant date and 6.25% vest at the end of each quarter thereafter into ordinary shares. The fair value of the RSs was estimated based on the market price of the share on the grant date at $238 thousands.

d.         Directors options

1.
On November 30, 2017, the Company’s general shareholders meeting approved the grant of a total of 35,000 options to the Company’s board of directors. The options are exercisable into ordinary shares at an exercise price of NIS 21.99 per option. According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $51 thousands.

2.	On August 30, 2016, the Company’s general shareholders meeting approved the grant of 50,000 options to the Company’s directors. The options are exercisable ordinary shares at an exercise price of NIS 15.2 per option. According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $114 thousands.

f.	For additional information regarding the exercise of options during 2017, refer to Note 21.

Change of Awards during the Year

The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee and service provider option plans during the year:

	2017		2016		2015
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In NIS		In NIS		In NIS

Outstanding at beginning of year	2,487,236	35.20	2,281,493	38.96	2,396,891	37.98
Granted	458,950	21.10	401,275	15.17	504,075	18.28
Exercised	(10,659)	18.19	(8,398)	18.47	(430,178)	11.18
Forfeited	(363,155)	35.70	(187,134)	39.22	(189,295)	34.94

Outstanding at end of year	2,572,372	32.47	2,487,236	35.20	2,281,493	38.96
Exercisable at end of year	1,755,253	38.69	1,543,358	40.44	1,182,417	40.39
The weighted average remaining contractual life for the share options		3.22		3.62		4.15

The range of exercise prices for share options outstanding as of December 31, 2016 and 2017 were NIS 15- NIS 57. Exercise is either by cash consideration of the exercise price or by cashless method.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 20:        Share-Based Payment (CONT.)

The following table lists the number of RSs and modification in employee RSs during the year:

	Number of RSs
	2017	2016

Outstanding at beginning of year	27,333	-
Granted	58,835	29,333
End of restriction period	(7,656)	-
Forfeited	(2,000)	(2,000)

Outstanding at end of year	76,512	27,333
The weighted average remaining contractual life for the restricted share	5.92	6.20

Measurement of the fair value of equity-settled share options

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options since the options were granted to employees.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan:

	2017	2016	2015
Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	37-45	32-51	42-64
Risk-free interest rate (%)	0.1 – 1.83	0.13 – 1.83	0.07-2.04
Contractual term of up to (years)	6.5	6.5	6.5
Exercise multiple	2	2	2
Weighted average share prices (NIS)	16.05-16.44	15.17	17.17
Expected average forfeiture rate (%)	1-5	0-5	0-5

NOTE 21:       TAXES ON INCOME

a.	Tax laws applicable to the Company

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

NOTE 21:       TAXES ON INCOME (CONT.)

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

NOTE 21:       TAXES ON INCOME (CONT.)

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

NOTE 21:       TAXES ON INCOME (CONT.)

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

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 21:	TAXES ON INCOME (CONT.)

In December 2016, the "Knesset" amended the Investment Law. According to the amendment, effective from January 1, 2017 the tax rate on:

1.	Preferred income from a preferred enterprise will be 16% (in development area A – 7.5% instead of 9%).

2.	Preferred income resulting from IP in a preferred technology enterprise will be 12% (in development area A – 7.5%).

3.	Preferred income resulting from IP in a special preferred technology enterprise will be 6%.

4.	Any dividends distributed from technology enterprise earnings to a foreign company that qualifies the provisions that are detailed in the law, will be subject to tax at a rate of 4%.

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

c.	Tax assessments

1.	Finalized tax assessments

The Company has finalized its tax assessments through 2012.

2.	Settlement of tax assessments

On July 10, 2016, the Company and the Israel Tax Authority (ITA) entered into a settlement agreement for the tax years 2004-2006. As part of the agreement, the Company paid NIS 5 million ($ 1.3 million) (including interest and CPI adjustment).

d.	Carry forward losses for tax purposes and other temporary differences

As of December 31, 2017, the Company has carry forward losses and other temporary differences in the amount of $ 90.1 million.

e.	Deferred taxes:

The Company did not recognize deferred tax assets for carry forward losses and other temporary differences, because their utilization in the foreseeable future is not probable.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 21:	TAXES ON INCOME(CONT.)

 f.         Current taxes on income

	Year ended December 31,
	2017	2016	2015
	In thousands
Current taxes	$129	$362	$-
Taxes in respect of prior years	140	1,360	-

	$269	$1,722	$-

g.         Theoretical tax:

The reconciliation between the statutory tax rate and the effective tax rate as recorded in profit or loss, does not provide significant information and therefore was not presented.

Note 22: -	Supplementary Information to the Statements of profit and loss

	Year Ended December 31,
	2017	2016	2015
	In thousands
a. Additional information about revenues

Revenues from major customers each of whom amount to 10% or more, of total revenues

Customer A – Proprietary products Segment	$60,383	$40,451	$26,032
Customer B – Proprietary products Segment and Distribution Segment	-	10,225	10,306

	$60,383	$50,676	$36,338

   Revenues based on the location of the customers, are as follows:

	Year Ended December 31,
	2017	2016	2015
	In thousands
U.S.A.	$60,405	$40,585	$26,559
Israel	26,355	25,340	30,624
Europe	5,348	3,825	3,223
Latin America	5,248	4,221	6,036
Asia	4,979	3,028	2,900
Others	490	495	564

	$102,825	$77,494	$69,906

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 22: -	Supplementary Information to the Statements of profit and loss (cont.)

	Year Ended December 31,
	2017	2016	2015
	In thousands

b. Cost of goods sold

Cost of materials	$41,179	$36,154	$38,848
Salary and related expenses	13,137	10,596	9,991
Depreciation and amortization	2,504	2,443	2,383
Energy	1,202	959	922
Subcontractors	3,995	2,833	2,112
Other manufacturing expenses	1,572	1,057	1,220

	63,589	54,042	55,476
Decrease (increase) in inventories	7,148	2,092	(935)
	$70,737	$56,134	$54,541
c. Research and development

Salary and related expenses	$6,413	$5,237	$4,566
Subcontractors	3,392	8,318	8,002
Materials and allocation of facility costs	1,101	1,907	3,386
Others	1,067	783	576

	$11,973	$16,245	$16,530
d. Selling and marketing

Salary and related expenses	$1,470	$1,272	$1,227
Marketing support	95	79	368
Packing, shipping and delivery	607	494	454
Marketing and advertising	627	337	560
Registration and marketing fees	1,162	796	794
Others	437	265	249

	$4,398	$3,243	$3,652

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 22: -	Supplementary Information to the Statements of profit and loss (cont.)

	Year Ended December 31,
	2017	2016	2015
	In thousands
e. General and administrative

Salary and related expenses	$3,138	$3,029	$2,604
Employees welfare	2,182	1,465	1,391
Professional fees	1,497	1,378	1,482
Depreciation, amortization and impairment	649	712	524
Others	807	769	606
	$8,273	$7,353	$6,607

f. Financial incomes and expenses

Financial incomes
Interest income and gains from marketable securities	$500	$469	$463

Financial expenses
Interest and amortization from debentures	$-	$-	$731
Fees and interest paid to financial institutions	162	126	111
Others	-	-	92
	$162	$126	$934

Note 23: -	Income (Loss) per Share

a.	Details of the number of shares and income (loss) used in the computation of income (loss) per share

	Year Ended December 31,
	2017		2016		2015
	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Loss Attributed to equity holders of the Company	Weighted Number of Shares	Loss Attributed to equity holders of the Company
	In thousands

For the computation of basic income (loss)	37,970,697	$6,901	36,418,833	$(6,733)	36,245,813	$(11,270)
Effect of potential dilutive ordinary shares	74,400	-	-	-	-	-

For the computation of diluted income (loss)	38,045,097	$6,901	36,418,833	$(6,733)	36,245,813	$(11,270)

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 23: -	Income (Loss) per Share (CONT.)

b.	The computation of the diluted income per share in 2017, did take into account the options and RSs due to their anti-dilutive effect.

Note 24: -	Operating Segments

a.	General

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker ("CODM") to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services of the business units and has two operating segments as follows:

Proprietary Products	Develop and manufacture plasma-derived therapeutics and market them in more than 15 countries.

Distribution	Distribute imported drugs in Israel which are manufactured by third parties, most of which are produced from plasma or its derivative products.

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

b.         Reporting on operating segments

	Proprietary Products	Distribution	Total
	In thousands
Year Ended December 31, 2017

Revenues	$79,559	$23,266	$102,825

Gross profit	$28,224	$3,864	$32,088

Unallocated corporate expenses			(24,644)
Finance expense, net			(274)

Income before taxes on income			$7,170

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 24: -	Operating Segments (cont.)

	Proprietary Products	Distribution	Total
	In thousands
Year Ended December 31, 2016

Revenues	$55,958	$21,536	$77,494

Gross profit	$18,235	$3,125	$21,360

Unallocated corporate expenses			(26,841)
Finance income, net			470

Loss before taxes on income			$(5,011)

	Proprietary Products	Distribution	Total
	In thousands

Year Ended December 31, 2015

Revenues	$42,952	$26,954	$69,906

Gross profit	$12,051	$3,314	$15,365

Unallocated corporate expenses			(26,789)
Finance income, net			154

Loss before taxes on income			$(11,270)

Note 25: -	Balances and Transactions with Related Parties

a.	Balances with related parties

	December 31, 2017	December 31, 2016
	In thousands
December 31, 2017

Other accounts payables	$292	$230
Employee benefit liabilities, net	$92	$170
Trade receivable	$2,382	$675

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 25: -	Balances and Transactions with Related Parties (cont.)

b.	Benefits to related parties

	Year Ended December 31,
	2017	2016
	In thousands

Salary and related expenses to those employed by the Company or on its behalf	$460	$473

Salary of directors not employed by the Company or on its behalf	$107	$122

Number of People to whom the Salary and Benefits Refer

Related and related parties employed by the Company or on its behalf	2	2
Directors not employed by the Company	2	3

	4	5

c.	Benefits to key executive personnel (including non-related parties)

	Year Ended December 31,
	2017	2016	2015
	In thousands

Short-term benefits	$2,719	$2,453	$2,144
Share-based payment	310	460	650
Other long-term benefits	6	28	61

	$3,035	$2,941	$2,855

d.	Transactions with related parties

	Year Ended December 31,
	2017	2016	2015
	In thousands
Sales	$3,455	$2,230	$2,795
Selling and marketing expenses	$121	$101	$114
General and administrative expenses	$446	$503	$526

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 25: -	Balances and Transactions with Related Parties (cont.)

e.	Revenues and Expenses from Related and Interested Parties

Terms of Transactions with Related Parties

1.
Sales to related parties are conducted at market prices. Balances that have yet to be repaid by the end of the year are not guaranteed, bear no interest and their settlement will be in cash. No guarantees were received or given for sums receivable or payable. For the years ended December 31, 2017, 2016 and 2015, the Company recorded no allowance for doubtful accounts for sums receivable from related parties.

2.
On May 26, 2011, the Company announced its engagement in an amended agreement regarding the distribution of Glassia, that revises and replaces the distribution agreement signed in 2001 between the Company and Tuteur SACIFIA ("Tuteur"), a company registered in Argentina, currently under the control of the Hahn family. The amendment to the agreement was made as an arm’s length transaction.

On August 19, 2014 the Company amended the agreement in order to add KamRho(D) as an additional product to be distributed by Tuteur and expanded the territory to include Bolivia.

Pursuant to the distribution agreement, Tuteur serves as the exclusive distributor of Glassia and KamRho(D), in Argentina, Paraguay and Bolivia. In 2016 the board of directors approved to provide Tuteur reimbursement at a non-material amount to be used for marketing activities aimed to locating new AATD patients and increasing the overall number of AATD patients treated with Glassia in Argentina. Such reimbursement will be granted until the end of September 2019. In 2016 and 2017 a reimbursement was paid according to the agreement.  In addition, in 2016 and in 2017 the board of directors also approved to grant Tuteur an arm’s length discount for KamRho(D) at a non-material amount.

3.	Mr. Reuven Behar, a partner of Fischer Behar Chen Well Orion Co., the Company’s external legal counsel was a director in the Company until May 2016. Fees attributed to Fischer Behar Chen Well Orion Co. are included in the tables above for the period ending May 1, 2016.

On July 29, 2015 the Company’s Board of Directors approved to engage Khairi S.A. (“Khairi”), a company that is held, inter alia, by Mr. Leon Recanati, the Chairman of the Company's board of directors, Mr. Jonathan Hahn, a director in the company and his siblings and Mr. Reuven Behar, a former director in the Company, who serves as the chairman of the board of directors of Khairi, in a distribution agreement, for the distribution of Glassia and KamRho(D) in Uruguay. This distribution agreement with Khairi is an arm’s length transaction.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 25: -	Balances and Transactions with Related Parties (cont.)

f.	Chief executive officer employment terms

On June 30, 2015 the Company’s shareholders approved the employment terms of Mr. Amir London in his position as the Company’s chief executive officer (“CEO”), effective as of July 1, 2015. Under the employment agreement, Mr. Amir London is entitled to a monthly gross salary of NIS 65,000 (or $16,658). On August 30, 2016 the general meeting of the shareholders approved the update of Mr. London’s monthly gross salary to NIS 71,500 (or $18,430), effective as of July, 1 2016. During 2017 the Company recorded approximately $127 thousands, as a bonus to Mr. London. As for the grant of options and restricted shares to Mr. London, refer to Note 20b.