Form 20-F
period 2018-12-31
KAMADA LTD
filed 2019-02-27
CIK 1567529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from ____ to _____

Commission file number 001-35948

Kamada Ltd.
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

State of Israel
(Jurisdiction of incorporation or organization)

2 Holzman St.
Science Park
P.O Box 4081
 Rehovot 7670402
 Israel
 (Address of principal executive offices)
Amir London, Chief Executive Officer
 2 Holzman St., Science Park
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

As of December 31, 2018, the Registrant had 40,295,078 Ordinary Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

In this Annual Report on Form 20-F (this “Annual Report”), unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we,” “us,” the “Company,” “our company,” “our,” and “Kamada” refer to Kamada Ltd., along with its consolidated subsidiaries.

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management in light of the information currently available to it. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but without limitation, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “may,” “will,” “would,” or “could,” or other words, expressions or phrases of similar substance or the negative thereof. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•
our focus in the Alpha-1 Antitrypsin (“AAT”) deficiency (“AATD”) field and on becoming the innovator in this field by developing different therapeutic approaches to AATD independently and through collaborations with strategic partners;

•	our expectation that our revenues will grow by approximately 9% to 14% in 2019 compared to our revenues for 2018 and that we will achieve our revenue goal of $125-130 million in 2019;

•	our expectation that we will continue to generate gross, operating and net profits as well as positive cash flows during 2019 and beyond;

•
our belief that our relationships with our strategic partners will lead to increased revenues and other benefits in the future and that such relationships, including with Takeda Pharmaceutical Company Limited (“Takeda”), which acquired Shire plc (“Shire”), and Kedrion S.p.A (“Kedrion”) will continue without disruption;

•
our expectation that the minimum aggregate revenue for our AAT intravenous product, Glassia (“Glassia”), for the years 2019 to 2020  under our agreement with Takeda will reach approximately $120 million and may be expanded to $150 million during that period;

•
our expectation that our revenues in our Proprietary Products segment will increase until the end of 2020 (following which Takeda will have no obligation to purchase a minimum amount of Glassia from us), that Takeda will begin selling Glassia produced in its own manufacturing facility as early as 2021 and pay us royalties on those sales, and that Takeda will have a production facility approved by the U.S. Food and Drug Administration (the “FDA”) by 2021;

•
our expectation that as Takeda transitions to producing Glassia in its own facilities, we will incur a substantial reduction in revenues (as well as costs of goods sold), driven by the reduction in Glassia manufacturing, and our intent to partially offset such decrease in revenues by income from royalty payments from Takeda on their sales of Glassia and continued increased sales of Glassia in rest of the world countries through local distributors, increased sales of KEDRAB in the United States and sales of KamRAB and our Anti D IgG product in international markets as well as continued sales of our other proprietary products;

•
our ability to continue marketing our anti-rabies immunoglobulin product for prophylaxis treatment of rabies disease in the United States in 2019 in collaboration with  Kedrion (under the trademark “KEDRAB” in the U.S.) and our expectations regarding future sales of the product in the U.S. and in other territories (under the trademark “KamRAB”);

•
our belief that receiving FDA approval for marketing of our anti-rabies immunoglobulin (under the trademark “KEDRAB” in the U.S.) will assist us in our efforts to register the product in additional countries where it is not currently registered, and our belief that this would lead to additional sales worldwide;

•	our belief that we will be able to continue to meet our customers demand for AAT, anti-rabies immunoglobulin and other proprietary products;

•	our belief that U.S.-based and other healthcare providers would seek to continue to diversify their source of anti-rabies immunoglobulin, using our product;

•	our ability to procure adequate quantities of plasma and fraction IV from our suppliers, which are acceptable for use in our manufacturing processes;

•	our ability to maintain compliance with government regulations and licenses;

•	our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates;

•	our belief that the market opportunity for AAT products will continue to grow;

•	the beneficial characteristics of Inhaled AAT for AATD, which we believe may result in our increased profitability pending future marketing approval of the product in target key countries;

•
our expectations that our discussions with the FDA regarding the clinical and regulatory pathway for registration in the United States of Inhaled AAT for AATD, will materialize by mid-2019. Pending such agreed pathway we plan on filling for an  FDA approval for our Investigational New Drug (“IND”) application, which will enable us to initiate a pivotal study for registration thereafter. We intend to use the data from this study, if successful, to resubmit a Marketing Authorization Application (“MAA”) in the European Union with the European Medicines Agency (the “EMA”) and submit a Biologics License Application (“BLA”) with the FDA;

•
our ability to successfully attract partners in the development program for Inhaled AAT for AATD and maintain such partnerships, if we decide to pursue such direction, as well as the impact on our business resulting from such partnerships, or from a failure to form such partnerships or fully realize the benefits of such partnerships;

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

•
the various uses of AAT products to potentially be effective against various diseases, including Graft versus Host Disease (“GvHD”), type-1 diabetes (“T1D”) and prevention of lung transplantation rejection and organ preservation, and our ability to generate the needed data to potentially attract strategic partner(s) to collaborate in the further development of these indications;

•	our expectation that we will report top-line results from the Phase II clinical study of our intravenous AAT product to prevent lung transplantation rejection by the end of 2019;

•	our expectation that we will report interim results from the Phase II clinical study of our intravenous AAT product for GvHD by the end of 2019;

•
the timing of, and our ability to, obtain and/or maintain regulatory approvals for our products and new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

•	the potential market opportunities for our products and product candidates;

•	our plan to develop a recombinant AAT product and its future utilization as a replacement of the plasma derived AAT;

•	our expectations regarding the potential actions or inactions of existing and potential competitors of our products;

•	legislation or regulation in countries where we sell our products that affect product pricing, reimbursement, access or distribution channels;

•	the impact of geographic and product mix on our total revenues and gross profit;

•	our ability to obtain and maintain protection for the intellectual property relating to or incorporated into our technology and products;

•	the impact of our research and development expenses on our financial results as we continue developing product candidates;

•	our expectations regarding our ability to utilize Israeli tax incentives against future income; and

•	our expectations regarding taxation, including that we will not be classified as a passive foreign investment company for the taxable year ended December 31, 2018.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events and factors, some or all of which may not be predictable or within our control. Actual results may differ materially from expected results. See the sections “Item 3. Key Information — D. Risk Factors” and “Item 5. Operating and Financial Review and Prospectus,” as well as elsewhere in this Annual Report, for a more complete discussion of these risks, assumptions and uncertainties and for other risks, assumptions and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

All of the forward-looking statements we have included in this Annual Report are based on information available to us as of the date of this Annual Report and speak only as of the date hereof. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur.

The audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 included in this Annual Report have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.748, the exchange rate published by the Bank of Israel as of December 31, 2018.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table summarizes our consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2018, 2017 and 2016 and the consolidated balance sheets data as of December 31, 2018 and 2017 from our audited consolidated financial statements included elsewhere in this Annual Report. We have derived the summary consolidated statements of operations data for the years ended December 31, 2015 and 2014 and the summary consolidated balance sheet data as of December 31, 2016, 2015 and 2014 from our audited consolidated financial statements not included in this Annual Report.

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

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(U.S Dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues from Proprietary Products	$90,784	$79,559	$55,958	$42,952	$44,389
Revenues from Distribution	23,685	23,266	21,536	26,954	26,676
Total revenues	114,469	102,825	77,494	69,906	71,065
Cost of revenues from Proprietary Products	52,796	51,335	37,723	30,901	32,617
Cost of revenues from Distribution	20,201	19,402	18,411	23,640	23,406
Total cost of revenues	72,997	70,737	56,134	54,541	56,023
Gross profit	41,472	32,088	21,360	15,365	15,042
Research and development expenses	9,747	11,973	16,245	16,530	16,030
Selling and marketing expenses	3,630	4,398	3,243	3,652	2,898
General and administrative expenses	8,525	8,273	7,353	6,607	7,593
Other expense	311	-	-	-	-
Operating income (loss)	19,259	7,444	(5,481)	(11,424)	(11,479)
Financial income	820	500	469	463	404
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net	602	(612)	127	625	-
Financial expense	(340)	(162)	(126)	(934)	(2,086)
Income (loss) before taxes on income	20,341	7,170	(5,011)	(11,270)	(13,161)
Taxes on income	(1,955)	269	1,722	-	52
Net income (loss)	22,296	6,901	(6,733)	$(11,270)	$(13,213)
Income (loss) attributable to equity holders	22,296	6,901	(6,733)	$(11,270)	$(13,213)
Income (loss) per share attributable to equity holders:
Basic	$0.55	$0.18	$(0.18)	$(0.31)	$(0.37)
Diluted	$0.55	$0.18	$(0.18)	$(0.31)	$(0.37)
Weighted-average number of ordinary shares used to compute income (loss) per share attributable to equity holders:
Basic	40,275,374	37,970,697	36,418,833	36,245,813	35,971,335
Diluted	40,445,417	38,045,097	36,418,833	36,245,813	35,971,335

Consolidated Statements of Cash Flows:
Cash flows from operating activities	$10,546	$3,608	$1,897	$(13,979)	$(9,918)
Cash flows from investing activities	(5,176)	(15,608)	1,637	11,253	(26,819)
Cash flows from financing activities	(587)	15,320	1,490	(6,355)	(7,640)

Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term investments	$50,592	$43,019	$28,632	$28,306	$51,896
Trade receivables	27,674	30,662	19,788	23,071	17,514
Working capital (1)	87,321	67,486	49,871	57,655	66,206
Total assets	138,116	122,110	99,696	101,992	119,140
Total liabilities	25,740	32,618	32,953	29,485	38,723
Total shareholders’ equity	112,376	89,492	66,743	72,507	80,417

Other Data:
Adjusted net income (loss)(2) (3)	$23,244	$7,384	$(5,663)	$(9,363)	$(9,462)
Adjusted EBITDA(2)	$23,910	$11,450	$(909)	$(6,290)	$(4,940)
____________
(1)	Working capital is defined as total current assets minus total current liabilities.

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

Adjusted net income (loss) is defined as net income (loss), plus non-cash share-based compensation expenses. Our management believes that excluding non-cash charges related to share-based compensation provides useful information to investors because of its non-cash nature, varying available valuation methodologies among companies and the subjectivity of the assumptions and the variety of award types that a company can use under the relevant accounting guidance, which may obscure trends in our core operating performance.

(3)
Adjusted EBITDA is defined as net income (loss), plus income tax expense, plus financial expense, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses, plus or minus income or expense in respect of exchange and translation differences and derivatives instruments not designated as hedging. Management believes that adjusted EBITDA provides useful information to investors for the same reasons discussed above for adjusted net income (loss).

The following tables set forth adjusted net income (loss) and adjusted EBITDA and also reconcile these figures to the IFRS measure net income (loss):

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(U.S Dollars in thousands)
Net income (loss)	$22,296	$6,901	$(6,733)	$(11,270)	$(13,213)
Non-cash share-based compensation expenses	948	483	1,071	1,907	3,751
Adjusted net income (loss)	$23,244	$7,384	$(5,663)	$(9,363)	$(9,462)

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(U.S Dollars in thousands)
Net income (loss)	$22,296	$6,901	$(6,733)	$(11,270)	$(13,213)
Income tax expense	(1,955)	269	1,722	-	52
Financial expense, net	(480)	(338)	(343)	471	1,682
Depreciation and amortization expense	3,703	3,523	3,501	3,227	2,788
Non-cash share-based compensation expenses	948	483	1,071	1,907	3,751
Income (expense) in respect of translation differences and derivatives instruments, net	(602)	612	(127)	(625)	-

Adjusted EBITDA	$23,910	$11,450	$(909)	$(6,290)	$(4,940)

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

We rely heavily upon the sales of our AAT intravenous product, Glassia. Revenue from our intravenous AAT products for the treatment of AATD comprised approximately 60%, 64% and 56% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. If Glassia were to lose significant sales, or were to be substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if Glassia were to become the subject of litigation and/or an adverse governmental ruling requiring us to cease the manufacturing, export or sales of Glassia, our business would be adversely affected.

In addition, we have a partnership arrangement with Takeda, pursuant to which Takeda is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand. The partnership agreement was originally executed in 2010 with Baxter International Inc. (“Baxter”).  During 2015, Baxter assigned all its rights under the partnership agreement to Baxalta US Inc. (“Baxalta”), an independent public company which spun-off from Baxter. In 2016, Shire completed its acquisition of Baxalta, and as a result, all of Baxalta’s rights under the partnership agreement were assigned to Shire. In January 2019, Takeda completed its acquisition of Shire. Revenue derived from our partnership with Takeda, which consists of sales of Glassia, milestone revenue and technology transfer services accounted for approximately 56%, 59% and 52% of our total revenues in the years ended December 31, 2018, 2017 and 2016, respectively. Additionally, we depend upon Takeda for the supply of fraction IV plasma for our production of Glassia to be sold in the United States. If our relationship with Takeda were to deteriorate, our business would be adversely affected.  See “—In our Proprietary Products segment, we currently rely on Takeda, which accounts for a significant portion of our total sales, and any disruption to our relationships with Takeda would have an adverse effect on our results of operations and profitability.”

We also rely heavily on sales in the United States, which comprised approximately 66%, 59% and  52% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. If our U.S. sales were significantly impacted by material changes to government or private payor reimbursement, other regulatory developments, competition or other factors, then our business would be adversely affected.

In our Proprietary Products segment, we currently rely on Takeda, which accounts for a significant portion of our total sales, and any disruption to our relationships with Takeda would have an adverse effect on our results of operations and profitability.

Pursuant to our partnership arrangement with Takeda, Takeda is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand. Sales to Takeda accounted for approximately 56%, 59% and 52% of our total revenues in the years ended December 31, 2018, 2017 and 2016, respectively. We also depend upon Takeda for the supply of fraction IV plasma for our production of Glassia to be sold in the United States. See “—We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of the source plasma or plasma derivatives were to raise significantly."

If we fail to maintain our relationship with Takeda, we could face significant costs in finding a replacement distributor for the markets Takeda serves for Glassia and a replacement supplier of fraction IV plasma for Glassia. Delays in establishing a relationship with a new distributor and supplier could lead to a decrease in our sales and a deterioration in our market share compared to one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

Currently, revenue derived from our relationship with Takeda consists of sales of Glassia. Pursuant to the Exclusive Manufacturing, Supply and Distribution Agreement, as amended, after 2020, Takeda has no obligation to purchase a minimum amount of Glassia. Additionally, we estimate that Takeda will begin selling Glassia produced in its own manufacturing facility as early as 2021, and pay us royalties. As Takeda transitions to producing Glassia in its own facilities, we will incur substantial reduction in revenues (as well as costs of goods sold), driven by the reduction in Glassia manufacturing. While we will receive royalty payments from Takeda based on its Glassia sales until 2040, and we may be able to partially offset the decrease in revenues by expanding sales of other products and in other territories, our revenues will decrease and our operating results may be materially and adversely impacted if we are unable to reduce fixed costs relating to our manufacturing facility in line with any reduction in demand.

In our Proprietary Products segment, we rely on Kedrion for the sales of our KEDRAB product in the United States, and any disruption to our relationships with Kedrion would have an adverse effect on our future results of operations and profitability.

Pursuant to the strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KEDRAB, Kedrion is the sole distributor of KEDRAB in the United States. Sales to Kedrion accounted for approximately 10% of our total revenues in the years ended December 31, 2018. As the sales of KEDRAB in the United States become material, we will become dependent on Kedrion for its marketing and sales of KEDRAB in the United States.

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

We compete with well-established drug companies, including two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd. (“CSL”), Takeda, and Grifols S.A. (“Grifols”), which acquired a competitor, Talecris Biotherapeutics, Inc. (“Talecris”), in 2011, and Kedrion. We compete against these companies for, among other things, licenses, expertise, clinical trial patients and investigators, consultants and third-party strategic partners. We also compete with these companies for market share for certain products in the Proprietary Products segment. Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. Some of them also have an additional advantage regarding the availability of raw materials, as they own companies that collect plasma and/or plants which fractionate plasma.

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

Similarly, if a new AAT formulation or a new route of administration with a significantly improved characteristics is adopted (including, for example, aerosol inhalation), the market share of our current AAT product, Glassia, could be negatively impacted. While we are in the process of developing Inhaled AAT for AATD, our competitors may also be attempting to develop similar products or products that could be substitutions for AAT products, such as gene therapy. For example, Grifols has completed a limited clinical trial for the development of an inhaled formulation of AAT for the indication of cystic fibrosis. While we believe that these products are in the early stages of development, they may eventually be successfully developed and launched. Furthermore, even if we are able to commercialize Inhaled AAT for AATD prior to the development of comparable products by our competitors, sales of Inhaled AAT for AATD, subject to approval of such product by the applicable regulatory authorities, could adversely impact our revenue and growth of sales of Glassia or Glassia-related royalties

In addition, our plasma-derived protein therapeutics face, or may face in the future, competition from existing non-plasma products and other courses of treatments. New treatments, such as gene therapy, small molecules, monoclonal or recombinant products, may also be developed for indications for which our products are now used. We do not currently sell any propriety recombinant products. We have begun developing recombinant version of AAT, but we cannot be certain that such product will ever be approved or commercialized. See “Item 4. Information on the Company — Our Product Pipeline and Development Program — Recombinant AAT.”  The main advantage of recombinant AAT is its potentially wider availability, and ease of large scale manufacturing. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant or other non-plasma products or treatments.

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

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by the FDA and similar authorities in other jurisdictions, including the EMA and the regulatory authorities in Israel. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of the FDA or similar authorities in other jurisdictions, including a failed inspection or a failure in our reporting system for adverse effects of our products experienced by the users of our products, or any other non-compliance, could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, import or export restrictions, refusal or delay of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Furthermore, we may experience delays or additional costs in obtaining new approvals or licenses, or extensions of existing approvals and licenses, from a regulatory authority due to reasons that are beyond our control such as changes in regulations or a shutdown of the U.S. federal government, including the FDA, or similar governing bodies or authorities in other jurisdictions.  In addition, we rely to a large extent on Takeda for purposes of most of our regulatory compliance for Glassia and product development and approvals in the United States relating to Glassia. Any failure by Takeda to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect us. If our relationship with Takeda terminated for any reason, we may be unable to maintain regulatory compliance on a cost-effective basis, if at all. Any of these actions could cause direct liabilities, a loss in our ability to market Glassia, or a loss of customer confidence in us or Glassia, which could materially adversely affect our sales, future revenues, reputation, and results of operations. Similarly, we rely on other third-party vendors, for example, in the production, handling, and distributions of Glassia. If any of these companies incur enforcement action from regulatory authorities due to noncompliance, this could negatively affect product sales, our reputation and results of operations. In addition, we rely on other distributors of our products, such as Kedrion in the United States, for purposes of our regulatory compliance for the products they distribute in the territories in which they operate. Any failure by such distributors to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect us.

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

We have been required to conduct post-approval clinical trials of Glassia and KedARAB as a condition to continuing marketing such products in the United States, and we may be required to conduct post-approval clinical trials as a condition to licensing or distributing other products.

When a new product is approved, the FDA or other regulatory authorities may require post-approval clinical trials, sometimes called Phase IV clinical trials. For example, the FDA has required that we conduct Phase IV clinical trials of Glassia, which began in 2015, and for KEDRAB, which began in 2017. Such Phase IV clinical trials are aimed at collecting additional safety data, such as the immune response in the body of a human or animal, commonly referred to as immunogenicity, viral transmission, levels of the protein in the lung, or epithelial lining fluid, and certain efficacy endpoints requested by the FDA. If the results of such trials are unfavorable and demonstrate a previously undetected risk or provide new information that puts patients at risk, or if we fail to complete such trials as instructed by the FDA, this could result in receiving a warning letter from the FDA and the loss of the approval to market the product in the United States and other countries, or the imposition of restrictions, such as additional labeling, with a resulting loss of sales. Other products we develop may face similar requirements, which would require additional resources and which may not be successful. We may also receive approval, which is conditional on successful additional data or clinical development, and failure in such further development may require similar changes to our product label or result in revocation of our marketing authorization.

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

Sales of products supplied by Bio Products Laboratories Ltd. ("BPL") and Biotest A.G., which are sold in our Distribution segment, together represented approximately 17% , 17% and 24% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. While we have distribution agreements with each of our suppliers, these agreements do not obligate these suppliers to provide us with minimum amounts of our Distribution segment products. Purchases of our Distribution segment products from our suppliers are typically on a purchase order basis. We work closely with our suppliers to develop annual forecasts, but these forecasts are not obligations or commitments. However, if we fail to submit purchase orders that meet our annual forecasts or if we fail to meet our minimum purchase obligations, we could lose exclusivity or, in certain cases, the distribution agreement could be terminated.

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

Sales in our Distribution segment rely on our ability to win tender bids based on the price and availability of our products in annual public tender processes.

Sales in our Distribution segment rely on our ability to win tender bids during the annual tender process in Israel, as well as on sales made to sick funds, hospitals and to the IMOH. Our ability to win bids may be materially adversely affected by competitive conditions in such bid process. Our existing and new competitors may also have significantly greater financial resources than us, which they could use to promote their products and business. Greater financial resources would also enable our competitors to substantially reduce the price of their products or services. If our competitors are able to offer prices lower than us, our ability to win tender bids during the annual tender process will be materially affected, and could reduce our total revenues or decrease our profit margins.

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

Risk Related to Development, Regulatory Approval and Commercialization of Product Candidates

There can be no assurance that our current ongoing discussions with the FDA regarding the continued development of our Inhaled AAT for AATD product candidate will materialize and result in FDA allowing our pivotal clinical study to proceed under an IND.

We completed a Phase II clinical trial of our Inhaled AAT for AATD in the United States, which met its primary endpoint. However, when we presented the data from the European Phase II/III study to the FDA in April 2016, the FDA expressed concerns and questions about that data, primarily related to the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data. The FDA’s questions and concerns need to be resolved before the agency will allow us to proceed with additional clinical development of Inhaled AAT in the United States.  See also “—We may not be able to commercialize our product candidates in development for numerous reasons.” In order to address the FDA’s concerns and questions, in April 2017, we submitted to the agency the results of the U.S. Phase II data together with a proposed Phase III synopsis. The FDA then provided us with guidance for further development of the synopsis and requested that we submit a complete proposed study protocol for the next phase prior to enabling us to continue clinical development and initiate the Phase III study in the United States. In July 2017, we submitted a full study protocol, and in August 2017, in response to the study protocol and previous submission, the FDA issued a letter stating that it continues to have concerns and questions about the safety and efficacy of the Inhaled AAT for AATD. We provided the FDA with data and information related to their concerns and in April 2018, the FDA issued a response letter providing further guidance regarding the proposed pivotal Phase III protocol, as well as additional questions focused on the Inhaled AAT product characteristics. This correspondence indicated that, while several issues had been addressed, the FDA has continued concerns and questions related to the safety profile of Inhaled AAT for AATD. Following a thorough assessment of the FDA response, we provided the requested information and data and implemented the proposed changes in the study protocol during the second half of 2018. We will need to receive authorization from the FDA in order to proceed with the clinical development of Inhaled AAT in the United States, including our proposed Phase III clinical trial. However, the FDA may decide that the risk/benefit balance to patients based on the comprehensive data we have submitted does not ease the FDA’s concerns and accordingly, the FDA will not approve the IND for our planned Phase III study in the United States of our Inhaled AAT for AATD product candidate.

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

We operate in highly innovative businesses. We currently rely on sales of Glassia for the treatment of AATD for a significant portion of our total revenues. However, our continued growth depends in large part on our ability to develop and obtain regulatory approvals of new products, new enhancements and/or new indications for our products and product candidates. Obtaining regulatory approval in any jurisdiction, including from the EMA or the FDA, involves significant uncertainty and may be time consuming and require significant expenditures. See “—Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results.” We have experienced delays at various stages of obtaining regulatory approval in the past, and failure to obtain regulatory approval of the Inhaled AAT for AATD product or of any of our other product candidates or additional indications in a timely manner or at all would materially adversely impact our business prospects. For example, the Phase II/III clinical trial in Europe for Inhaled AAT for AATD did not meet its primary or other pre-defined endpoints and, following our discussions with the EMA in regards to the study results, in June 2017, we  withdrew the MAA in Europe for our Inhaled AAT for AATD. When we presented the data from the European Phase II/III study to the FDA, the agency expressed concerns and questions about that data, primarily related to the safety and efficacy of our Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data. The FDA’s questions and concerns will need to be resolved before the FDA will allow us to proceed with additional clinical development of Inhaled AAT in the United States, including our planned Phase III pivotal study. See also “—We may not be able to commercialize our product candidates in development for numerous reasons.”

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

Accordingly, there can be no assurance that the continued development of our IV AAT (Glassia) for the treatment of T1D, GvHD, lung transplantation rejection, organ preservation and recombinant AAT will be successful and will result in an FDA and/or EMA approvable indication.

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

We are dependent upon PARI GmbH ("PARI") for the commercialization of any inhaled formulation of AAT, including our second generation AATD product, Inhaled AAT for AATD. We have an agreement with PARI, pursuant to which it is required to obtain the appropriate clearance to market PARI’s proprietary eFlow® device, which is a device required for the administration of inhaled formulation of AAT, from the EMA and FDA for use with Inhaled AAT for AATD. See “Item 4. Information on the Company — Strategic Partnerships — PARI.” Failure of PARI to achieve these authorizations will have a material adverse effect on the commercialization of any inhaled formulation of AAT, including Inhaled AAT for AATD, which would harm our growth strategy.

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

Risks Related to Our Financial Position and Capital Resources

We have incurred significant losses since our inception and while we were profitable in the year ended December 31, 2018, we may incur losses in the future and thus may never achieve sustained profitability.

As of December 31, 2018, our cash and cash equivalents and short-term investments were $50.6 million. Since inception, we have incurred significant operating losses. Our net profit was $22.3 million and $6.9 million for the years ended December 31, 2018 and 2017, respectively, while for the year ended December 31, 2016 we incurred net losses of $6.7 million. As of December 31, 2018, we had an accumulated deficit of $83.0 million. There can be no assurance that we could continue to generate profitability in future years.

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

As of December 31, 2018, we had cash and short-term investments of approximately $50.6 million, compared to cash and short-term investments of approximately $43.0 million as of December 31, 2017.  Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaborating agreements), sales of ordinary shares (including our 2005 initial public offering and listing on the Tel Aviv Stock Exchange, our 2013 initial public offering in the United States and listing on Nasdaq and our 2017 underwritten public offering), and the issuance of convertible debentures, our ordinary shares and warrants to purchase our ordinary shares. We plan to fund our future operations through continued sale and distribution of our proprietary and distribution products, commercialization and or out-licensing of our pipeline product candidates, and raising additional capital through the sale of equity or debt. These amounts may not be sufficient to complete the research and development of all of our candidates, and there can be no assurances of the financial success of our commercialization activities or our ability to access the equity and debt capital markets on terms acceptable to us, if at all. To the extent we are unable to fund our research and development, our future product development activities could be materially adversely affected.

Raising additional capital would cause dilution to our existing shareholders, and raising debt or funds through collaborations or strategic alliances and licensing arrangements may restrict our operations or require us to relinquish rights.

We have filed a registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process, and such shelf registration statement was declared effective on July 13, 2017. Under this shelf registration process, we may offer from time to time up to an aggregate of $100,000,000 of our ordinary shares in one or more offerings. Pursuant to such shelf registration statement, in August 2017, we issued an aggregate of 3,833,334 ordinary shares in an underwritten public offering (including the exercise of the over-allotment option). To the extent that we raise additional funds through the sale of equity or securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or substantially similar securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us. The shelf registration statement will remain effective until July 2020.  If we do not file a new shelf registration statement prior to July 2020, the existing shelf registration statement will expire and we will not be able to publicly raise capital or issue debt until a new registration statement is filed and becomes effective. There can be no assurance that we will be eligible to file an automatically effective shelf registration statement at a future date when we may need to raise funds publicly.

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

Compliance with the FCPA and similar laws is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Additionally, pharmaceutical products are usually marketed through government tenders, and the majority of pharmaceutical companies' clients are Health Maintenance Organizations (“HMOs”) which are foreign government officials under the FCPA.  Certain payments to hospitals in connection with clinical trials and other work, and certain payments to HMOs have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

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

Failure to adequately or timely adapt our manufacturing capacity to match changes in demand for our manufactured products and/or continued manufacturing at or close to our plants maximum capacity may have a material adverse effect on our business.

As our product offerings in our Proprietary Products segment is predicted to increase until 2020, until such date we will be required to produce in higher volumes compare to previous years.  A failure to increase our manufacturing volume as needed or continued manufacturing at or close to our plants maximum capacity levels may lead to an inability to supply products, may have an adverse effect on our business and could cause substantial harm to our business reputation and result in breach of our sales agreements and the loss of future customers and orders.

After 2020, Takeda has no obligation to purchase a minimum amount of Glassia, and we estimate that Takeda will begin selling Glassia produced in its own manufacturing facility as early as 2021 and only paying us royalties. As Takeda transitions to producing Glassia in its own facilities, we will incur a substantial reduction in revenues (as well as costs of goods sold) driven by the reduction in Glassia manufacturing. Our revenues will decrease and our operating results may be materially and adversely impacted if we are unable to reduce fixed costs relating to our manufacturing facility in line with any reduction in demand.

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

However, some provisions of the healthcare reform law have yet to be fully implemented, and President Donald Trump has vowed to repeal the healthcare reform law. On January 20, 2017, President Trump signed an executive order stating that the administration intended to seek prompt repeal of the healthcare reform law, and, pending repeal, directed the U.S. Department of Health and Human Services and other executive departments and agencies to take all steps necessary to limit any fiscal or regulatory burdens of the healthcare reform law. On October 12, 2017, President Trump signed another executive order directing certain federal agencies to propose regulations or guidelines to permit small businesses to form association health plans, expand the availability of short-term, limited duration insurance, and expand the use of health reimbursement arrangements, which may circumvent some of the requirements for health insurance mandated by the healthcare reform law. The U.S. Congress has also made several attempts to repeal or modify the healthcare reform law.  In addition, there is ongoing litigation regarding the implementation and constitutionality of the healthcare reform law.  While the law is still in effect pending the ultimate resolution of the litigation, the outcome of the litigation is unknown, and cannot be predicted. There is no guarantee whether the healthcare reform law will remain in effect or be repealed or replaced. In the coming years, additional changes could be made to U.S. governmental healthcare programs and U.S. healthcare laws that could significantly impact the success of our products. We cannot predict what other legislation relating to our business or to the health care industry may be enacted, or what effect such legislation may have on our business, prospects, operating results and financial condition.

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

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from Medicare and Medicaid programs, if those business arrangements are not appropriately structured; therefore, our arrangements with referral sources must be structured with care to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits and reported in accordance with the Physician Payments Sunshine Act to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing. Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under federal and state False Claims Act statutes and can be entitled to receive a significant portion (often as great as 30%) of total recoveries. Also, violations of the False Claims Act can result in treble damages, and each false claim submitted can be subject to a penalty of up to $22,363 per claim. Through the Physician Payments Sunshine Act, the healthcare reform law imposes reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to a broad range of payments, ownership interests, and other transfers of value made to certain U.S. physicians and teaching hospitals. A number of states have similar laws in place and often require reporting for other categories of healthcare professionals, such as nurses. Additional and stricter prohibitions could be implemented by federal and state authorities. On the other hand, as President Trump has vowed to repeal the healthcare reform law, it is uncertain whether such data collection obligations would be repealed or replaced with new regulations. Where practices have been found to involve improper incentives to use products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. Many manufacturers have been required to enter into consent decrees, corporate integrity agreements, or orders that prescribe allowable corporate conduct. Failure to satisfy requirements under the FDCA can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct.

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

Also, the intended use of a drug product by a physician can affect pricing. Physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These off-label uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. Reimbursement for such off-label uses is often not allowed by government payors. If reimbursement for off-label uses of products is not allowed by Medicare or other third-party payors, including those in the United States or the European Union, we could be adversely affected. For example, CMS could initiate an administrative procedure known as a National Coverage Determination (“NCD”), by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.

Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, might negatively impact our financial results.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards (including the new IFRS 15 on revenue from contracts with customers that we adopted in 2018) and changes in their interpretation, we might be required to change our accounting policies, particularly concerning revenue recognition, to alter our operational policies so that they reflect new or amended financial reporting standards, or to restate our published financial statements. Such changes might have an adverse effect on our reputation, business, financial position, and profit, or cause an adverse deviation from our revenue and operating profit target.

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

Under the Israeli Economic Competition Law, 5758-1988, as amended (the “Competition Law”), a company that supplies or acquires more than 50% of any product or service in Israel in a relevant market may be deemed to be a monopoly. In addition, any company that has “significant market power” (within the meaning of the Competition Law), even if it does not hold market share that is greater than 50%, shall be deemed to be a monopolist under the Competition Law. A monopolist is prohibited from participating in certain business practices, including unreasonably refusing to sell products or provide services over which a monopoly exists, charging unfair prices for such products or services, and abusing its position in the market in a manner that might reduce business competition or harm the public. In addition, the General Director of the Israeli Competition Authority may determine that a company is a monopoly and has the right to order such company to change its conduct in matters that may adversely affect business competition or the public, including by imposing restrictions on its conduct. Depending on the analysis and the definition of the relevant product markets in which we operate, we may be deemed to be a “monopoly” under the Competition Law with respect to certain of our products. Furthermore, following an amendment to the Competition Law that became effective in August 2015, which repealed the statutory exemption that existed under the Competition Law for restrictive arrangements that were mutually exclusive arrangements, we may face difficulties in certain cases negotiating new distribution agreements with foreign pharmaceutical manufacturers and may need to amend previously executed agreements or seek a specific exemption from the Israeli Competition Authority for such arrangements, and we may not be successful in negotiating such new agreements or amending such agreements or receiving such exemptions.

We have entered into a collective bargaining agreement with the employees’ committee and the Histadrut (General Federation of Labor in Israel), and we have incurred and could in the future incur labor costs or experience work stoppages or labor strikes as a result of any disputes in connection with such agreement.

In December 2013, we signed a collective bargaining agreement with the employees’ committee established by our employees at our Beit Kama production facility in Israel and the Histadrut (General Federation of Labor in Israel) (“Histadrut”), which expired in December 2017. In November 2018, we signed a new collective bargaining agreement with the employees’ committee and the Histadrut, which will expire in December 2021. We have experienced labor disputes and work stoppages in the past and in July 2018, during the course of our negotiations with the Histadrut and the employees’ committee on the extension of the initial collective bargaining agreement beyond the December 2017 expiration, the employee’s committee commenced a labor strike, which continued for approximately one month. As a result of the labor strike, in the year ended December 31, 2018, we had a $1.8 million write-off of indirect manufacturing costs and $0.8 million of process materials scraps.  Any future disputes with the committee and the Histadrut over the implementation or the interpretation or the renewal of the collective bargaining agreement may lead to additional labor costs and/or work stoppages, which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

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

Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology and products, especially intellectual property related to our manufacturing processes. At present, we consider our patents relating to our manufacturing process to be material to the operation of our business as a whole.

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

Our patents also may not afford us protection against competitors or other third parties with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after their filing, if at all, and because publications of discoveries in scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in such patent applications. As a result, the patents we own and license may be invalidated in the future, and the patent applications we own and license may not be granted. For example, if a third party has also filed a patent application covering an invention similar to one covered in one of our patent applications, we may be required to participate in an adversarial proceeding, known as an “interference proceeding,” declared by the U.S. Patent and Trademark Office (“USPTO”) or its foreign counterparts to determine priority of invention. In 2012, the Leahy-Smith America Invents Act (“AIA”) created a new legal proceeding, the inter partes review petition, that allows third parties to challenge the validity of patents before the Patent Trials and Appeals Board.

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

Our patents expire at various dates between 2019 and 2029. However, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting advantages of the patent. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not be issued in a form that will provide us with any competitive advantage. We also cannot guarantee that: any of our present or future patents or patent claims or other intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned; our intellectual property rights will provide competitive advantages or prevent competitors from making or selling competing products; our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties; any of our pending or future patent applications will be issued or have the coverage originally sought; our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; or we will not lose the ability to assert our intellectual property rights against, or to license our technology to, others and collect royalties or other payments. In addition, our competitors or others may design around our patents or protected technologies. Effective protection of our intellectual property rights may also be unavailable, limited or not applied in some countries, and even if available, we may fail to pursue or obtain necessary intellectual property protection in such countries. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents and other intellectual property rights, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In order to preserve and enforce our patent and other intellectual property rights, we may need to make claims, apply certain patent or other regulatory procedures or file lawsuits against third parties. Such proceedings could entail significant costs to us and divert our management’s attention from developing and commercializing our products. Lawsuits may ultimately be unsuccessful, and may also subject us to counterclaims and cause our intellectual property rights to be challenged, narrowed, invalidated or held to be unenforceable.

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

Risks Related to Our Ordinary Shares

The requirements of being a public company in the United States, as well as in Israel, may strain our resources and distract our management, which could make it difficult to manage our business and could have a negative effect on our results of operations and financial condition.

As a public company whose shares are being traded in the United States, as well as in Israel, we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements is time consuming, and may result in increased costs to us and could have a negative effect on our business, results of operations and financial condition. As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports, and file or make public certain additional information, with respect to our business and financial condition. SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, as our business changes and if we expand either through acquisitions or by means of organic growth, our internal controls may become more complex and we will require significantly more resources to ensure our internal controls remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect out operating results or cause us to fail to meet our reporting obligations. If we identify material weaknesses, the disclosure of that fact, even if quickly remediated, could reduce the market’s confidence in our financial statements and negatively affect our share price.

Additionally, as of December 31, 2018, we were no longer an “emerging growth company,” as defined in the JOBS Act, and are now required to comply with additional disclosure and reporting requirements, including, but not limited to, being required to comply with the auditor attestation requirements of Section 404 of SOX (and the rules and regulations of the SEC thereunder). These additional reporting requirements may increase our legal and financial compliance costs and cause management and other personnel to divert attention from operational and other business matters to devote substantial time to these public company requirements.

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

Sales by us or the shareholders of a substantial number of our ordinary shares in the public market, either on the Tel Aviv Stock Exchange (the “TASE”) or Nasdaq, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. As of December 31, 2018, we had 40,295,078 ordinary shares outstanding.

We have filed a registration statement on Form F-3 with the SEC utilizing a “shelf” registration process, and such shelf registration statement was declared effective on July 13, 2017. Under this shelf registration process, we may offer from time to time up to an aggregate of $100,000,000 of our ordinary shares in one or more offerings. In August 2017, pursuant to such shelf registration statement, we completed an underwritten public offering of an aggregate of 3,833,334 ordinary shares (including the exercise of the over-allotment option) for total gross proceeds of approximately $17.3 million. The shelf registration statement will remain effective until July 2020.

Furthermore, except for shares held by our affiliates as contemplated by Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), all of the ordinary shares that are outstanding as of December 31, 2018, as well as the 2,445,597 ordinary shares issuable upon exercise of outstanding options and the 139,706 restricted shares granted to certain managers , are freely tradable in the United States without restrictions or further registration under the Securities Act. Approximately 28% of our outstanding ordinary shares are beneficially owned by affiliates. These entities could resell the shares into the public markets in the United States in the future in accordance with the requirements of Rule 144, which include certain limitations on volume.

The significant share ownership positions of Leon Recanati, the current Chairman of our board of directors, and the Hahn family may limit our shareholders’ ability to influence corporate matters.

Leon Recanati, the Chairman of our board of directors, and the Hahn family (including Jonathan Hahn, a member of our board of directors), owned, directly and indirectly, 9.98% and 9.11% of our outstanding ordinary shares, respectively, as of December 31, 2018. Accordingly, if Leon Recanati and the Hahn family vote the shares that they own or control together, they will be able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares. On March 6, 2013, a shareholders agreement was entered into, effective March 4, 2013, pursuant to which Mr. Recanati and any company controlled by him (collectively, the “Recanati Group”), on the one hand, and Damar Chemicals Inc. (“Damar”), TUTEUR S.A.C.I.F.I.A (“Tuteur”) (companies controlled by the Hahn family) and their affiliates (collectively, the “Damar Group”), on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company. We are not party to such agreement or bound by its terms.

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

We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and/or less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As we are a “foreign private issuer” and follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq corporate governance requirements, our shareholders may not have the same protections afforded to shareholders of domestic U.S. issuers that are subject to all SEC and Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to, and we do, follow Israeli corporate governance practices rather than certain corporate governance requirements of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the home country practices we follow instead. We have relied on this “foreign private issuer exemption” with respect to all the items listed under the heading “Item 16G. Corporate Governance,” including with respect to shareholder approval requirements in respect of equity issuances and equity-based compensation plans, the requirement to have independent oversight on our director nominations process and to adopt a formal written charter or board resolution addressing the nominations process, the quorum requirement for meetings of our shareholders and the Nasdaq requirement to have a formal charter for the compensation committee. We may in the future elect to follow home country practices in Israel with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. See “Item 16G. Corporate Governance.”

We have never paid cash dividends on our ordinary shares and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our ordinary shares will likely depend on whether the price of our ordinary shares increases, which may not occur.

We have never declared or paid any cash dividends on our ordinary shares and do not intend to pay any cash dividends. Any agreements that we may enter into in the future may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

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

As of December 31, 2018, we had 408 employees, all of whom were based in Israel. Certain of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the conflicts with Hamas in July and August 2014, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to their, or their spouse’s, military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected. The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

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

Additionally, we have obtained a tax ruling from the Israel Tax Authority according to which, among other things, our activity has been qualified as an “industrial activity,” as defined in the Investment Law, and is also eligible for tax benefits as a “Privileged Enterprise,” which will apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status are scheduled to expire at the end of 2020 and 2023.

In order to remain eligible for the tax benefits of a Privileged Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and must also comply with the conditions set forth in the tax ruling. These conditions include, among other things, that the production, directly or through subcontractors, of all our products should be performed within certain regions of Israel. If we do not meet these requirements, the tax benefits would be reduced or canceled and we could be required to refund any tax benefits that we received in the past, in whole or in part, linked to the Israeli consumer price index, together with interest. Further, these tax benefits may be reduced or discontinued in the future. For example, while we do not expect that the transfer of manufacturing of Glassia to Takeda, or the grant to Takeda of the right to use our technology for such manufacturing, would result in the reduction or loss of these tax benefits, according to the tax ruling that we obtained, we may lose those benefits if it is determined that we do not comply with the conditions set forth in the tax ruling.  If these tax benefits are canceled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 26.5% for 2014 and 2015, it decreased to 25% in 2016 and 24% in 2017, and further decreased to 23% in 2018 and thereafter. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

In the future, we may not be eligible to receive additional tax benefits under the Investment Law if we increase certain of our activities outside of Israel. Additionally, in the event of a distribution of a dividend from the abovementioned tax exempt income, in addition to withholding tax at a rate of 20% (or a reduced rate under an applicable double tax treaty), we will be subject to tax on the otherwise exempt income (grossed-up to reflect the pre-tax income that we would have had to earn in order to distribute the dividend) at the corporate tax rate applicable to our Approved/Privileged Enterprise’s income, which would have been applied had we not enjoyed the exemption. Similarly, in the event of our liquidation or a share buyback, we will be subject to tax on the grossed up amount distributed or paid at the corporate tax rate which would have been applied to our Privileged Enterprise’s income had we not enjoyed the exemption. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

We are incorporated in Israel. Most of our directors and executives officers and the Israeli experts named in this Annual Report reside outside the United States. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Your rights and responsibilities as our shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders vote, or who has the power to appoint or prevent the appointment of an office holder in the company or has other powers towards the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Item 6. Directors, Senior Management and Employees — Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law — Duties of Shareholders.” There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Certain provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a public company are purchased. Under our articles of association, a merger shall require the approval of two-thirds of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy, and any amendment to such provision shall require the approval of 60% of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to certain mergers, while Israeli tax law permits tax deferral, the deferral is contingent on certain restrictions on future transactions, including with respect to dispositions of shares received as consideration, for a period of two years from the date of the merger. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Acquisitions Under Israeli Law.”

Item 4. Information on the Company

Corporate Information

We were incorporated under the laws of the State of Israel on December 13, 1990 under the name Kamada Ltd. In August 2005, we successfully completed an initial public offering on the TASE. In June 2013, we successfully completed an initial public offering in the United States on Nasdaq. The address of our principal executive office is 2 Holzman St., Science Park, P.O. Box 4081, Rehovot 7670402, Israel, and our telephone number is +972 8 9406472. Our website address is www.kamada.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report.

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

Business Overview

We are a plasma-derived protein therapeutics company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. Our proprietary products are produced using our advanced proprietary technologies and know-how for the separation and purification of proteins derived from human plasma. We develop and produce our plasma-derived protein therapeutics in our advanced cGMP compliant, FDA-approved production facility located in Beit Kama, Israel. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce AAT in a high purity, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties.

During 2017, we established a Strategy Committee of the board of directors, which, with the assistance of an external consulting firm, performed a strategic review of our business. Based on that analysis, we decided to focus our resources in the AATD field, as we believe we have developed extensive commercial, scientific, manufacturing, clinical and regulatory experience (based on multiple clinical trials we performed in the United States and Europe) in that field. Accordingly, we aim to become the leading innovator in this field by developing different therapeutic approaches to AATD independently, or through collaborations with strategic partners. In addition, we focus on increasing sales and profitability through commercial growth of AAT and specific IgGs, focusing on key strategic markets. Lastly , we decided that the development of AAT for indications other than AATD, such as GvHD, Type 1 Diabetes (T1D),  lung transplantation rejection and/or the development of new immunoglobulins (IgG) will be performed through strategic collaborations. For that purpose, we are investing in the additional indications/and products, primarily to the point of developing sufficient data, to enable us to attract such strategic partners.

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture  plasma-derived therapeutics and have a product line consisting of six pharmaceutical products that we market in more than 15 countries; and the Distribution segment, in which we leverage our expertise and presence in the Israeli market by distributing drugs manufactured by third-parties for use in Israel.

We derived approximately 66%, 59% and 52% of our total revenues in the years ended December 31, 2018, 2017 and 2016, respectively, from sales in the United States, approximately 3%, 5% and 5% of our total revenues in the years ended December 31, 2018, 2017 and 2016, respectively, from sales in Europe, approximately 3%, 5% and 4% of our total revenues in the years ended December 31, 2018, 2017 and 2016, respectively, from sales in Asia (excluding Israel), approximately 3%, 5% and 5% of our total revenues in the years ended December 31, 2018, 2017 and 2016, respectively, from sales in Latin America and approximately 25%,  26% and 33% of our total revenues in the years ended December 31, 2018, 2017 and 2016, respectively, from sales in Israel.

Our flagship product, Glassia, was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA (Glassia is also approved for self-administration). Glassia is an intravenous AAT product that is indicated for chronic augmentation and maintenance therapy in adults with emphysema due to AATD. AAT is a naturally occurring protein found in a derivative of plasma known as fraction IV. AAT regulates the activity of certain white blood cells known as neutrophils and reduces cell inflammation. Patients with genetic AATD suffer from a chronic inflammatory state, lung tissue damage and a decrease in lung function. We market Glassia through a strategic partnership with Takeda in the United States, under which the minimum aggregate revenue for Glassia for the years 2019 to 2020 is expected to reach approximately $120 million and may be expanded to $150 million during that period. Pursuant to the Exclusive Manufacturing, Supply and Distribution Agreement, as amended, after 2020, Takeda currently has no obligation to purchase a minimum amount of Glassia. We estimate that Takeda will begin selling Glassia produced in its own manufacturing facility as early as 2021, and pay us royalties based on their sales. As Takeda transitions to producing Glassia in its own facilities, we will incur a substantial reduction in revenues (as well as costs of goods sold) driven by the reduction in Glassia manufacturing, and our revenues and our operating results may be materially and adversely impacted if we are unable to reduce fixed costs relating to our manufacturing facility in line with any reduction in demand. Selling Glassia by Takeda, produced in its own manufacturing facility, may have a negative impact on our financial performance, as despite of the fact that we will be entitled to receive royalties from Takeda, our topline revenues will be substantial reduced. We also market Glassia in other counties through local distributors.

Our second leading product is KamRAB, a prophylactic treatment against rabies infection that is administered to patients after exposure to an animal suspected of being infected with rabies. KamRAB is a protein therapeutic derived from hyper-immune plasma, which is plasma that contains high levels of antibodies from donors that have been previously vaccinated by an active rabies vaccine. KamRAB is administered by a one-time injection. In July 2011, we signed a strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KamRAB, and in August 2017 we received FDA approval for anti-rabies immunoglobulin as a post-exposure prophylaxis against rabies infection. In April 2018, we launched KamRAB in the United States, under the trademark “KEDRAB.” In addition, in November 2017, we signed a supply agreement for marketing of KamRAB with an undisclosed international organization. The agreement extends through 2020 and it may generate total revenues through 2020 for our company in the total amount of approximately $13 million.

In addition to our commercial operation, we invest in research and development of new product candidates and new indication for existing products activities. Our lead product candidate is Inhaled AAT for AATD. We believe that this second generation AAT product is currently the only aerosolized AATD treatment in advanced stages of clinical development. We believe that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby decreasing the need for clinic visits or nurse home visits and reducing medical costs. In addition, because Inhaled AAT for AATD would be delivered directly to the affected tissue through a nebulizer using a lower AAT dosage, we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and therefore increase our profitability.

We completed a pivotal Phase II/III clinical trial for Inhaled AAT for AATD in Europe and filed the Marketing Authorization Application (“MAA”) with the EMA in March 2016. The Phase II/III clinical trial in Europe, however, did not meet its primary or other pre-defined endpoints. Following our discussions with the EMA in regards to the study results, in July 2017, we withdrew the MMA in Europe for our Inhaled AAT for AATD, which relied on this single pivotal clinical trial.  Following extensive discussions with the EMA, we concluded that the EMA did not view the data submitted as sufficient, in terms of safety and efficacy, for approval of the MAA, and that the supplementary data needed for approval required an additional clinical trial.

In the United States, we completed a Phase II clinical trial of our Inhaled AAT for AATD, which met its primary endpoint. However, when we presented the data from the European Phase II/III study to the FDA in April 2016, the FDA expressed concerns and questions about that data, primarily related to the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data. We understood that the FDA’s questions and concerns need to be resolved before the agency would allow us to proceed with additional clinical development of Inhaled AAT in the United States.  In order to address the FDA’s concerns and questions, in April 2017, we submitted to the agency the results of the U.S. Phase II data together with a proposed Phase III synopsis. The FDA then provided us in June 2017 with guidance for further development of the synopsis and requested that we submit a complete proposed study protocol for the next phase prior to enabling us to continue clinical development and initiate the Phase III study in the United States. In July 2017, we submitted a full study protocol, and in August 2017, in response to the study protocol and previous submission, the FDA issued a letter stating that it continues to have concerns and questions about the safety and efficacy of the Inhaled AAT. We have provided the FDA with data and information related to their concerns and in April 2018, the FDA issued a response letter providing further guidance regarding the proposed pivotal Phase III protocol, as well as additional questions focused on the Inhaled AAT product characteristics. This correspondence indicated that, while several issues had been addressed, the FDA has continued concerns and questions related to the safety profile of Inhaled AAT for AATD. Following a thorough assessment of the FDA response, we provided the requested information and data and implemented the proposed changes in the study protocol during the second half of 2018. We will need to receive authorization from the FDA in order to proceed with the clinical development of Inhaled AAT in the United States, including our proposed Phase III clinical trial.

In July 2018, we received positive scientific advice from the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA related to the development plan for our proposed pivotal Phase III study for our Inhaled AAT for AATD. We requested scientific advice (protocol assistance) from the CHMP following the results of the previous Phase II/III (EU) and Phase II (US) studies conducted by us with respect to a proposed subsequent Phase III study design. The CHMP notified us that it concurred with the overall design of the proposed study, including its objectives, patient population, proposed endpoints and their clinical importance, and the safety monitoring plan. The CHMP had some minor comments, which we intend to address in the final study protocol. Following, and subject to receiving IND approval for such trial from the FDA, we plan to initiate an additional pivotal Phase III clinical trial in the United States and Europe, and submit a BLA in the USA and resubmit the MAA in Europe after such clinical trial is successfully completed, with the data to be collected in such clinical trial. We may seek to attract partners in this development program. See “—Our Product Pipeline and Development Program—Inhaled Formulations of AAT—AATD” and “Risk Factors— Risk Related to Development, Regulatory Approval and Commercialization of Product Candidates.”

In the past, we have also completed Phase II clinical studies in Israel for additional novel indications, using formulations of AAT through Inhalation for cystic fibrosis in 2008 and bronchiectasis in 2009. At present, the development of cystic fibrosis and bronchiectasis products is suspended as we prioritize other products.

We also test our liquid, intravenous plasma-derived AAT product for other indications utilizing AATs known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties:

•
Acute Graft versus Host Disease (aGvHD) - In November 2016, we initiated a Phase II/III clinical trial for the treatment of aGvHD in collaboration with Shire (now part of Takeda) in the United States.  In June 2017, Shire informed us of its decision not to continue with the study. As the result of this decision, the study was halted.  In January 2018, we announced a collaboration with a consortium of prominent hospitals led by Mount Sinai Hospital and initiated an investigator initiated Phase II clinical study to evaluate our AAT product for preemption of steroid refractory aGvHD (SR-aGvHD) utilizing a novel blood biomarker developed algorithm that may identify patients at high risk of developing SR-aGvHD and non-relapse mortality. .

•
Lung Transplantation Rejection - We have also initiated a Phase II clinical study with our intravenous AAT product to prevent lung transplantation rejection, and in January 2018, we announced interim results from this study, which showed that our intravenous AAT demonstrated favorable safety and tolerability profile in 10 patients during first six months of treatment, consistent with previously observed results in other indications. In February 2019, we announced additional interim results from such study suggesting improvement in multiple key clinical outcomes. We also announced that top-line results are anticipated in the second half of 2019.

•
Type 1 Diabetes (T1D) - In November 2017, we reported the top-line results from the Phase II clinical study conducted in Israel for the indication of newly diagnosed T1D  patients.  While in the overall study population no significant treatment effect was observed, in the pre-determined subgroup of patients between the ages of 12 and 18 years old, a trend toward better efficacy was demonstrated in the high dose arm of AAT (120 mg/kg) represented in terms of beta-cell function preservation, lower average of total daily insulin usage and a better glycemic control measured by lower average HbA1c.  We are currently seeking a strategic partner for collaboration to further product development.

With respect to the development of our AAT product for T1D, GvHD and prevention of lung transplantation rejection, our continued investment would be limited primarily to the point where such further development could generate sufficient data to enable us to attract strategic partner(s) to collaborate in the further development of those programs.

Our Product Portfolio

Our products include plasma-derived protein therapeutics produced in our Proprietary Products segment or licensed products, majority of which are plasma-derived marketed and sold in our Distribution segment in Israel.

Proprietary Products Segment

Our products in the Proprietary Products segment consist of plasma-derived protein therapeutics derived from human serum, that are administered by injection or infusion. We also manufacture anti-snake venom  products from equine based serum.

We currently have products that target four product categories: respiratory, immunoglobulins, critical care and other. Our flagship product in the Proprietary Products segment is Glassia, sales of which, for the years ended December 31, 2018, 2017 and 2016, accounted for approximately 75%,  83% and 77% of our total revenues, in the Proprietary Products segment, respectively. Revenue from our intravenous AATD products comprised approximately 60%, 64% and 56% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. During 2018, we launched in the U.S. KEDRAB, our prophylactic treatment against rabies infection, sales of which, for the year ended December 31, 2018, accounted for approximately 13% and 10% of our revenues, in the Proprietary Products segment, and of our total revenues, respectively.  Sales of KamRAB and KamRho (D) for the years ended December 31, 2018, 2017 and 2016 accounted for the substantial balance of total revenues in the Proprietary Products segment.

Product	Indication	Active Ingredient	Geography
Respiratory
Glassia (or Ventia/Respikam in certain countries)	Intravenous AATD	Alpha-1 Antitrypsin (Human)	United States, Israel, Russia, Brazil, Argentina, Uruguay, South Africa, Colombia**
Immunoglobulins
KamRAB/KEDRAB	Prophylaxis of rabies disease	Anti-rabies immunoglobulin (Human)	United States, Israel, India, Thailand, El Salvador*, South Africa, Bosnia, Afghanistan, Russia*, Mexico*, Georgia*, Ukraine**, Turkey, South Korea and Canada*
KamRho (D) IM	Prophylaxis of hemolytic disease of newborns	Rho(D) immunoglobulin (Human)	Israel, Brazil, India, Argentina, Paraguay, Chile*, Russia, Nigeria, Sri Lanka*, Thailand** and the Palestinian Authority
KamRho (D) IV	Treatment of immune thermobocytopunic purpura	Rho(D) immunoglobulin (Human)	Israel, India*, Sri Lanka* and Argentina*
Snake bite antiserum	Treatment of snake bites by the Vipera palaestinae and the Echis coloratus	Anti-snake venom	Israel*
Other Products
Human transferrin (diagnostical grade)	Not for human use	Transferrin	United States, Israel, and France
___________
*	We have regulatory approval, but did not market the product in this country in 2018.
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

In the United States and Europe, we believe that AATD is currently significantly under-diagnosed and under-treated, as we estimate that only approximately 8% and 2.5-3% of all potential cases of AATD are treated in the United States and Europe, respectively, with an aggregate of up to an estimated 180,000 to 190,000 patients suffering from AATD, of which less than 10% have been diagnosed. According to the Centers for Medicare and Medicaid Services published payment allowance limits for Medicare part B, the average sale price, as of January 2019, of 10 mg of Glassia is $4.696,  resulting in an annual cost of between $80,000 and $100,000 per AATD patient.  In the United States, in some of the European countries and in Israel, we believe that the majority of the cost of treatment is covered by medical insurance programs.

We estimate that the potential world market for AAT products is significantly larger than current consumption indicates. We believe that the primary reasons for this are the non-availability of AAT products in many countries, under diagnosis of patients suffering from AATD, expensive and protracted registration processes required to commence sales of AAT products in new markets and the absence of insurance reimbursement in various countries. As AATD can be diagnosed with a simple blood test, we expect diagnosis of AATD to continue to increase going forward as awareness of AAT increases. The rate of AATD treated patients has increased in recent years at an estimated annual rate of 6-8%.

Glassia was the first AAT product in the world  approved for use in a high purity liquid state, which is ready for infusion and does not require reconstitution and mixing before injection, as is required from most other competing products. Additionally, in June 2016, the FDA approved an expanded label of Glassia for self-infusion at home after appropriate training. Glassia has a number of advantages over other intravenous AAT products, including the reduction of the risk of contamination during the preparation and infection during the infusion, reduced potential for allergic reactions due to the absence of stabilizing agents, simple and easy use by the patient or nurse, and the possible reduction of the nurse’s time during home visits, in the clinic or in the hospital and the ability to self- infusion at home.

Currently, Glassia has been approved in seven countries. It is sold in five of those countries and also is sold in one additional country, where it has not been approved, on a non-registered named-patient basis. The majority of sales of Glassia are in the United States, where Glassia was approved by the FDA in July 2010 and sales began in September 2010. As part of the approval, the FDA requested that we conduct post-approval Phase IV clinical trials, as is common in the pharmaceutical industry, aimed at collecting additional safety and efficacy data for Glassia. In 2010, we submitted our proposed Phase IV clinical trials to the FDA. Such Phase IV clinical trials began in 2015 and are still ongoing. Pursuant to our agreement with Takeda, the Phase IV clinical trials are financed and managed by Takeda, provided that if the cost of such Phase IV clinical trials exceeds a pre-defined amount, we will participate in financing such trial up to a certain amount by offsetting such amounts from future milestones, sales of Glassia or royalties from Takeda.

We market Glassia in the United States through our partnership with Takeda. We market Glassia in Israel by ourselves and in the other countries through our local distributors. Sales to Takeda accounted for approximately 56%, 59% and 52% of our total revenues in the years ended December 31, 2018, 2017 and 2016, respectively. We plan to submit Glassia for marketing approval in additional countries. Revenues from our intravenous AATD products have grown from approximately $0.6 million in 2009 to $68.3 million in 2018, representing 61% compound annual growth rate.

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

According to the World Health Organization, each year, more than 10 million people worldwide are exposed to potential rabies infection. We believe that there are market opportunities for KamRAB in developing countries, as well as in Canada and Australia. In many developing countries, patients do not receive treatment for suspected rabies due to the lack of availability of healthcare resources. In the United States, there are currently two registered anti-rabies immunoglobulin, with one of them controlling the market share and we believe that healthcare providers would seek to diversify their source of supply with our product as an additional FDA approved high-quality product.

We began selling KamRAB in certain countries in Asia and Latin America in 2003, and subsequently obtained regulatory approvals to market KamRAB in seven additional countries, We currently sell KamRAB in eleven countries, including certain countries where registration is not required.

In July 2011, we signed a strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KamRAB, pursuant to which Kedrion agreed to bear all the costs required for the Phase II/III clinical trials. See “— Strategic Partnerships — Kedrion.” . In August 2017, we received marketing approval for KamRAB in the United States (under the trademark “KEDRAB”) and in April 2018, KEDRAB was launched in the United States and initial shipments reached healthcare practitioners across the country.

We believe that receiving the FDA approval for marketing the product will assist us in our efforts to register KamRAB in additional countries where KamRAB is not currently registered, which we believe would lead to additional sales worldwide.

In November 2017, we signed a supply agreement for sales of KamRAB outside of the United States with an undisclosed international organization. The agreement extends through 2020 and is expected to generate additional sales for KamRAB.

In November 2018, we received marketing approval for KamRAB in Canada and we expect to start selling the product in Canada as early as 2020 subject to winning supply tenders.

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

According to academic research, approximately 15% of Caucasian women are Rh-negative and, if left untreated, HDN would affect one percent of all newborns and would be responsible for the death of one baby out of every 2,200 births. In addition, academic research estimates that ITP affects approximately five out of every 100,000 children per year, and two of every 100,000 adults per year worldwide, although some will recover without treatment. We have completed the registration process for Kam Rho (D) in several countries and sell it in eight countries, including Israel, Latin America, Asia, Africa and Eastern Europe.

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

We developed the snake bite antiserum pursuant to an agreement with the Israeli Ministry of Health (IMOH) entered into in March 2009. We completed construction of the production facilities and laboratories for the product, and successfully passed the IMOH inspections. We began production in August 2011 and commenced sales to the IMOH in 2012. The agreement with the IMOH is automatically renewable for up to ten additional one-year periods until December 31, 2020, unless the IMOH has provided us with a prior notice of non-renewal of the agreement, prior any automatic renewal term.

Other Products

We also sell Transferrin, which is used as a cultural medium for diagnostic assays and cell cultures.

Distribution Segment

Our primary products in the Distribution segment include pharmaceuticals for critical use delivered by injection, infusion or inhalation. We leverage our expertise and presence in the plasma-derived protein therapeutics market to distribute products in Israel that we believe complement our products in the Proprietary Products segment. Currently the majority of the products in our Distribution segment are produced from plasma or plasma-derivatives, and are manufactured by European companies. IVIG is our primary product in the Distribution segment, comprising approximately 58%, 54% and 61% of total revenues in the Distribution segment for the years ended December 31, 2018, 2017 and 2016, respectively. Sales of IVIG accounted for approximately 12%, 12% and 17% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively.

The following table sets forth our primary products in our Distribution segment.

Product	Indication	Active Ingredient
Respiratory
Bramitob	Management of chronic pulmonary infection due to pseudomonas aeruginosa in patients six years and older with cystic fibrosis	Tobramycin
FOSTER	Regular treatment of asthma where use of a combination product (inhaled corticosteroid and long-acting beta2-agonist) is appropriate	Beclomethasone dipropionate, Formoterol fumarate
PROVOCHOLINE	Diagnosis of bronchial airway hyperactivity in subjects who do not have clinically apparent asthma	METHACHOLINE CHLORIDE
Immunoglobulins
IVIG 5%	Treatment of various immunodeficiency-related conditions	Gamma globulins (IgG) (human)
Varitect	Preventive treatment after exposure to the virus that causes chicken pox and zoster herpes	Varicella zoster immunoglobulin (human)
Zutectra	Prevention of hepatitis B virus (HBV) re-infection in HBV-DNA negative patients 6 months after liver transplantation for hepatitis B induced liver failure	Human hepatitis B immunoglobulin
Hepatect CP	Prevent contraction of Hepatitis B by adults and children older than two years	Hepatitis B immunoglobulin (human)
Megalotect	Contains antibodies that neutralize cytomegalovirus viruses and prevent their spread in immunologically impaired patients	CMV immunoglobulin (human)
RUCONEST	Treatment of acute angioedema attacks in adults with hereditary angioedema (HAE) due to C1 esterase inhibitor deficiency	CONESTAT ALFA
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

Our Product Pipeline and Development Program

We are in various stages of pre-clinical and clinical development of new product candidates for our Proprietary Products segment. The following table sets forth our primary product pipeline in our Proprietary Products segment and each such product’s stage of development:

1.	Orphan drug designation (US & EU);
2.	Orphan drug designation (US only).

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

During March 2014, we initiated Phase II trials in the United States. The trial was completed in May 2016. This trial was intended to serve as a supplementary trial to the European Phase II/III trial and was designed to incorporate parameters required by the FDA. This Phase II, double-blind, placebo-controlled study explored the ELF and plasma concentration as well as safety of Inhaled AAT in AATD subjects. The subjects received one of two doses of Inhaled AAT or placebo. The study involved the inhalation of 80 mg or 160 mg of human AAT or placebo twice daily via the eFlow device for 12 weeks. Following the 12 week double blind period, the subjects were offered to participate in an additional 12 weeks open label period during which they receive only Inhaled AAT therapy.  In December 2015, we completed the enrollment of patients for the U.S. Phase II clinical trial, and in August 2016, we reported positive top-line results, according to which we met the primary endpoint.

AATD patients treated with our Inhaled AAT product in such U.S. Phase II clinical trial, demonstrated a significant increase in endothelial lining fluid (“ELF”) AAT antigenic level compared to the placebo group [median increase 4551 nM, p-value<0.0005 (80 mg/day, n=12), and 13454 nM, p-value<0.002 (160mg/day, n=12)]. These results are more than twice the increase of ELF antigenic AAT level (+2600 nM) observed in Kamada’s previously completed intravenous (“IV”) AAT pivotal study (60mg/kg/week). Antigenic AAT represents the total amount of AAT in the lung, both active and inactive. The study results also showed that our Inhaled AAT is the most efficient way of delivering therapeutic amounts of AAT to the primary sites of potential lung injury. In addition, ELF Anti-Neutrophil Elastase inhibitory (“ANEC”) level also increased significantly [median increase 2766 nM, p-value<0.0005 (80mg/day) and 3557 nM., p-value<0.004 (160 mg/day)]. The increase in ELF ANEC level was also more than twice that demonstrated in our previously completed IV AAT pivotal study. The ANEC level represents the active AAT that can counterbalance further damage by neutrophil elastase.

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

When we presented the data from the European Phase II/III study to the FDA, the agency expressed concerns and questions about that data, primarily related to the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data. The FDA’s questions and concerns will need to be resolved before the agency would allow us to proceed with additional clinical development of Inhaled AAT in the United States, including our planned Phase III pivotal study.  In order to address the agency’s concerns and questions, in April 2017, we submitted to the agency the results of the U.S. Phase II data together with a proposed Phase III synopsis. In July 2017, we submitted to the FDA for review a proposed pivotal Phase III protocol for our Inhaled AAT product. In August 2017, in response to the study protocol and previous submission, the FDA issued a letter to us stating that it continues to have concerns and questions about the safety and efficacy of the Inhaled AAT. We have provided the FDA with data and information related to their concerns and in April 2018, the FDA issued a response letter providing further guidance regarding the proposed pivotal Phase III protocol, as well as additional questions focused on the Inhaled AAT product characteristics. This correspondence indicated that, while several issues had been addressed, the FDA has continued concerns and questions related to the safety profile of Inhaled AAT for AATD. Following a thorough assessment of the FDA response, we provided the requested information and data and implemented the proposed changes in the study protocol during the second half of 2018.  We are currently in discussions with the FDA with respect to the pivotal Phase III study for Inhaled AAT for AATD, which is designed to address FDA concerns regarding the safety and efficacy. The proposed Phase III pivotal study is intended to treat AATD subjects with Inhaled AAT at a dose of 80 mg once daily for a period of two years, with a placebo arm at a 1:1 ratio. If FDA authorizes our IND, the study is planned to include approximately 220 patients, and is expected to measure lung function as a primary endpoint and lung density as a secondary endpoint.

In July 2018, we received positive scientific advice from the CHMP of the EMA related to the development plan for our proposed pivotal Phase III study for our inhaled AAT for AATD. We requested scientific advice (protocol assistance) from the CHMP following the results of the previous Phase II/III (EU) and Phase II (US) studies with respect to a proposed subsequent Phase III study design. The CHMP notified us that it concurred with the overall design of the proposed study, including its objectives, patient population, proposed endpoints and their clinical importance, and the safety monitoring plan. The CHMP had some minor comments, which we intend to address in the final study protocol.

Upon conclusion of these discussions and subject to filing for an FDA approval for our IND, we intend to initiate the new pivotal Phase III clinical trial in the United States and Europe. In addition, we are considering all strategic options for Inhaled AAT, including engagement with a marketing partner.

AAT by Infusion for Treatment of Graft-Versus-Host Disease

GvHD is a common complication following an allogeneic tissue transplant. It is commonly associated with stem cell transplant, but the term also applies to other forms of tissue graft. Immune cells (white blood cells) in the tissue (the graft) recognize the recipient (the host) as “foreign”. The transplanted immune cells then attack the host's body cells.

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

In January 2018, we announced a collaboration with the Mount Sinai Acute GvHD International Consortium (“MAGIC”) for the conduct of a clinical trial assessing the safety and preliminary efficacy of our AAT product as preemptive therapy for patients at high-risk for the development of steroid-refractory acute GvHD (“SR-aGvHD”). The study will be conducted in five U.S. centers, all of which are members of MAGIC, which consists of 23 Bone Marrow Transplantation (“BMT”) centers in the United States, Europe and Asia, and conducts clinical trials to prevent and treat GvHD following BMT. This is an investigator-initiated study, co-funded by Mount Sinai and our company, and is sponsored by the Icahn School of Medicine at Mount Sinai (ISMMS). The study will be initiated in the first quarter of 2018. This study replaces the previously-planned Phase II/III clinical trial that was designed to evaluate IV AAT as a first-line treatment for aGvHD patients.

The open-label, single-arm study will include 30 high-risk patients who will be treated with our IV AAT for 8 weeks with a follow-up period of one year after undergoing BMT. The primary endpoint will measure the proportion of patients who develop SR-aGvHD by day 100 post-BMT. Other endpoints will include safety, severity of GvHD and mortality. Patient enrollment to the study has been initiated and is progressing well at five active sites. We anticipate the completion of enrollment followed by the availability of interim data from this study by the end of 2019.

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

To protect the new lung, patients are prescribed a variety of medications which suppress the body's natural immune response. These medications are called “immunosuppressants,” and they are intended to trick the immune system into believing that the new organ is not foreign, and therefore it is not attacked. After transplantation, the patient will have to take immunosuppressant medications for the rest of the patient's life.

In 2015, we entered into collaboration with Takeda on a Phase II clinical trial of our proprietary alpha-1 antitrypsin (“AAT”) treatment for the prevention of lung transplantation rejection that is currently performed in Israel. Under the agreement, Takeda and we collaborate in the development and funding of the study.

This Phase II study was initiated in April 2016. In January 2018, we reported the interim results for such Phase II study and in February 2019, we reported additional interim results from such study. Topline results are expected to be published in the second half of 2019. The study is a randomized, open-label, single-site study of 30 lung transplant recipients to evaluate the safety and efficacy of IV AAT on top of standard-of-care (SOC) versus SOC. The study is randomized 2:1 with 20 patients in the treatment group receiving IV AAT treatment every other day for 14 days, then once every two weeks until week eight, followed thereafter by monthly treatments. The ten patients in the control group will be treated with SOC, which includes systemic corticosteroids and immunosuppressants. Following one year of AAT treatment, there will be a one-year follow-up. The primary endpoints of the study include safety and tolerability, the incidence of acute lung transplantation rejection and changes in Forced Expiratory Volume (FEV1) from baseline and overall effect (a measure of Bronchiolitis Obliterans (chronic rejection)). Additional endpoints measured will include various inflammatory biomarkers and functional capacity.

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

In May 2018, the last patient enrolled in the study completed one year of treatment and began the one-year follow-up period.  During this one-year treatment period,  none of the adverse events (“AEs”) or serious adverse events (“SAEs”) observed were considered to be related to treatment with IV-AAT. Acute rejection rates and pulmonary infections were similar in both study groups; five events of acute rejection were observed in five AAT+SOC patients (26%) versus four events in three SOC patients (30%), and pulmonary infections were observed in 10 AAT+SOC patients (53%) versus five SOC patients (50%). Pulmonary function showed a trend towards improved FEV1% of predicted value in the AAT+SOC group at week 4 and week 48 post-transplantation compared to the SOC group (at week 4: 59.4 ± 3.8 for AAT+SOC versus 45.6 ± 3.3 for SOC; at week 48: 58.0 ± 13.0 for AAT+SOC versus 52.1 ± 3.9 for SOC). When compared to SOC, treatment with AAT+SOC demonstrated a trend towards a lower percentage of patients with Primary Graft Dysfunction (“PGD”) grade 3 on day 3 (15% of the patients with AAT+SOC versus 30% of the patients with SOC treatment), and a shorter mechanical ventilation time post-surgery (median of 1 day with AAT+SOC versus 4.5 days with SOC treatment). In addition, the AAT+SOC group demonstrated a trend towards improved Six Minute Walk Test (“6MWT”) results at the end of week 48 as compared to the SOC group (445±115 meters for AAT+SOC versus 371±144 meters for SOC). Throughout the one-year treatment period, 44 AEs were reported in the SOC group, while a total of 107 AEs were reported in the AAT+SOC group. This represents a rate of 1.5 and 1.8 AEs per 100 treatment days in the SOC and AAT+SOC groups, respectively. Out of the 44 AEs in the SOC group, 12 were serious adverse events (SAEs), while out of the 107 AEs in the AAT+SOC group, 31 were SAEs. This represents a rate of 0.4 and 0.5 SAEs per 100 treatment days in the SOC and AAT+SOC groups, respectively.  During the one-year treatment period of the study, five patients in the AAT+SOC group and two patients in the SOC group, died. During the follow-up period, to date, three additional patients from the AAT+SOC group have died. All deaths were considered as resulting from common transplant-related complications and unrelated to treatment with IV-AAT.

Top-line data from this study is expected by the end of 2019.

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

In November 2017, we reported topline results of a phase II clinical trial. We also presented this data at the 78th Scientific Sessions of the American Diabetes Association (“ADA”) held in Orlando, Florida in June 2018. The 70 patients enrolled in the study, ranging in age from 8 to 25 years old, and recruited within 100 days of diagnosis of T1D, were randomized to three treatment groups in a 1:1:1 ratio; placebo and two doses of AAT, 60 mg/kg or 120 mg/kg. The study’s duration was 56 weeks and included three treatment periods. During the first 12 weeks, a once-weekly treatment was given, followed by 8 weeks of treatment given every two weeks, then a follow-up period of 26 weeks, followed by a once-weekly treatment given for 6 weeks, and a final 4-week follow-up period. Study endpoints included beta cell function assessment as measured by change in C-peptide parameters, glycemic control represented by HbA1C levels and insulin daily dose. The key results for the 12- to 18-year-old patient subgroup treated included:

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

We are currently seeking a strategic partner for collaboration to further product development.

Recombinant AAT

According to our strategic decision to focus on AATD, and in preparation for future anticipated increased demand for AAT potentially resulting from greater awareness of AAT deficiency, as well as potential additional indications for Alpha 1 Antitrypsin, which are currently in clinical development, we have initiated development activities in the recombinant human Alpha 1 Antitrypsin (“rhAAT”) field.

To ensure the success of this project, we have previously developed analytical methods (physicochemical, biochemical, in-vitro, and in-vivo) that will help identify and characterize functional rhAAT. In addition, we have established a significant understanding on several expression systems and finally selected Cellca (CDMO located in Germany, part of Sartorius Stedim BioTech Group) to pursue the cell line development of the rhAAT in Chinese Hamsters Ovaries (“CHO”) with high productivity and suitable product quality.

Liquid AAT for Liver Preservation Prior to Transplantation

In September 2018, we reported on the extension of an ongoing investigator initiated, proof-of-concept study evaluating the potential benefit of AAT on liver preservation and transplant rejection prevention. We collaborate with Massachusetts General Hospital (MGH), which is conducting and funding the study that is led by James F. Markmann, M.D., Ph.D., Chief, Division of Transplant Surgery, MGH, who is the Claude E. Welch Professor of Surgery at Harvard Medical School. The purpose of the ongoing study is to assess the effect of AAT on liver graft quality and viability and to evaluate the liver graft for markers of Ischemia-Reperfusion Injury (IRI) and tissue damage. Organ preservation methods pre-transplant are continuously improving due to advanced technologies, such as ex-vivo perfusion systems. This study is evaluating the effect of AAT produced by us on a liver graft once administered into an ex-vivo perfusion system.

AAT has been found to have anti-inflammatory, tissue-protective, immune-modulatory, and anti-apoptotic properties. These characteristics may decrease inflammation by lowering levels of pro-inflammatory cytokines and proteases associated with organ injury during harvest and transplantation, the prevalent causes of organ transplant rejection.  In the first cohort of the study, organ viability parameters (e.g. liver function tests and hemodynamics, which represent risks for failure or dysfunction after transplantation), inflammatory pathway analysis and histology, were all measured and yielded positive trends.  The second cohort of the study will assess the effect of AAT with different dosing.

Strategic Partnerships

We currently have strategic partnerships with a number of different companies regarding the development and/or distribution of our products in both the Proprietary Products and Distribution segments. Certain of the strategic partnerships relating to our Proprietary Products segment are discussed below.

Takeda (Glassia)

We have a partnership arrangement with Takeda. The partnership agreement was originally executed on August 23, 2010 with Baxter. During 2015, Baxter assigned all its rights under the partnership agreement to Baxalta, an independent public company which spun-off from Baxter. In 2016, Shire completed the acquisition of Baxalta, and as a result, all of Baxalta’s rights under the partnership agreement were assigned to Shire. In January 2019, Takeda completed its acquisition of Shire.

The partnership arrangement with Takeda includes three main agreements: (1) a distribution agreement, pursuant to which Takeda is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand; (2) a licensing agreement, which grants Takeda licenses to use our knowledge and patents to produce, develop and sell Glassia and other products administered by transfusion; and (3) an agreement for Takeda to supply us with fraction IV plasma, a plasma derivative, produced by Takeda, as discussed under “— Manufacturing and Supply — Raw Materials — Fraction IV plasma for Glassia.” As between us and Takeda, we retain all rights, including distribution rights, to any inhaled formulation of AAT in development, including Inhaled AAT for AATD. On October 5, 2016, we signed a fifth amendment to the distribution agreement with Takeda to extend the period of minimum purchases by Takeda of Glassia until the end of 2020 and increase the minimum purchases under the distribution agreement. Following the amendment, the minimum aggregate revenue for Glassia under such extended agreement for the years 2018 to 2020 is expected to reach approximately $177 million and may be expanded to $228 million during that period, excluding any potential royalty payments under the licensing agreement, which are not expected to begin prior to 2021.

Sales to Takeda accounted for approximately 56%, 59% and 52% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively.

Distribution Agreement

Pursuant to the distribution agreement, we received an upfront and milestone payments of $25 million in total related to distribution rights. Additionally, Takeda is obligated to purchase a minimum amount of Glassia per year until the end of 2020. Pursuant to Takeda’s minimum purchase obligations, from 2017 until the end of 2020, we are entitled to receive minimum revenues of between $56.8 million and $63.1 million per year from Takeda. We expect that from 2021, Takeda will start marketing Glassia in the United States to be produced at its production facility and pay us royalties on those sales, in accordance with the terms of the technology license agreement. According to the terms of the distribution agreement, following its compliance with its purchasing obligations until the end of 2020, Takeda will have no further obligation to purchase a minimum amount of Glassia; however, Takeda’s failure to purchase a specified minimum amount of Glassia over a period of 24 consecutive months until the expiration of the agreement provides us with the right to terminate the agreement. Takeda is also obligated to fund required Phase IV clinical trials related to Glassia up to a specified amount. If the costs of such clinical trials are in excess of this amount, we have agreed to fund a portion of the costs. We do not expect that the cost of the trials will exceed the specified amount. In May 2016 and June 2017, we received milestone payments from Takeda as a result of Takeda achieving an undisclosed sales milestone for Glassia. We have committed to reimburse Takeda for its Glassia marketing efforts up to a limited amount during the years 2017-2020.

The distribution agreement expires in 2040. In addition to customary termination provisions, either party may terminate the agreement, subject to certain exceptions, in whole or solely with respect to one or more countries covered by the distribution agreement, if regulatory approval in one or more countries covered by the distribution agreement is withdrawn or rejected and not reversed. Takeda has the right to terminate the agreement, upon prior written notice and after a period of time, in the event that Glassia is determined to materially infringe upon a third party’s intellectual property rights. In addition to the minimum purchase termination right discussed above, we have the right to terminate the agreement upon prior written notice if Takeda infringes upon our intellectual property.

Following termination of the agreement, Takeda is obligated to cease marketing, promoting or otherwise using Glassia and, at our election, sell all remaining inventory of Glassia in the market or back to us at the relevant purchase price.

Technology License Agreement

The technology license agreement provides an exclusive license to Takeda, with the right to sub-license to certain manufacturing parties, of our intellectual property and know-how regarding the manufacture and additional development of Glassia for use in Takeda’s production and sale of Glassia in the United States, Canada, Australia and New Zealand. Takeda agreed to pay us royalties at the rates specified in the agreement, which are in the low double digits during the first 15 years of the agreement and decreasing to less than 10% for the remainder of the period, once it begins to sell Glassia of its own production. We do not expect that such production will begin prior to 2021. The technology license agreement sets forth a minimum amount of royalty payments of $5.0 million required to be made by Takeda per year beginning on the first year of commercial sales of Glassia produced by Takeda.

Pursuant to the technology license agreement, we are entitled to receive payments for the achievement of certain milestones for an aggregate of up to $20.0 million, of which we have already received $14.5 million. Of the milestone payments, $15.0 million are development-based milestones related to the transfer of technology to Takeda and $5.0 million are sales-based milestones.

The intellectual property rights for any improvements on the manufacturing process or formulations that we disclose to Takeda belong to the party that develops the improvements, with each party agreeing to cross-license the developed improvements to the other party. We retain an option to license any intellectual property developed by Takeda under the agreement that is not considered an improvement on the licensed technology. Additionally, Takeda owns any intellectual property it develops using the licensed technology for new indications for the intravenous AAT product, for which we retain an option to license at rates to be negotiated. Any technology related to new indications for the intravenous AAT product developed by us during the royalty payments period will be part of the licensed technology covered by the technology license agreement.

The technology license agreement expires in 2040. Either party may terminate the agreement, in whole or solely with respect to one or more countries covered by the distribution agreement, pursuant to customary termination provisions. Takeda also has the right to terminate the agreement, upon prior written notice, in the event that: (i) our manufacturing process technology for Glassia is determined to materially infringe upon a third party’s intellectual property rights, and we have not obtained a license to such third party’s intellectual property or provided an alternative non-infringing manufacturing process; (ii) there are certain decreases in Glassia sales in the United States unless such decreases are due to transfers to Inhaled AAT for AATD; or (iii) the regulatory approval process in the United States has been withdrawn or rejected as a result of our inaction or lack of diligent effort, provided such withdrawal or rejection was not primarily caused by the breach by Takeda of its obligations. We have the right to terminate the agreement, upon prior written notice: (i) if Takeda contests or infringes upon our intellectual property; (ii) if regulatory approval in one or more countries covered by the technology license agreement is withdrawn or rejected and not reversed, provided it was not primarily caused by the breach by us of our obligations; (iii) in the event that Glassia produced by Takeda, other than as a result of our manufacturing process technology, is determined to materially infringe upon a third party’s intellectual property rights, provided that the termination right is limited only to the country in which such judgment is binding; or (iv) if the first sale of Glassia produced by Takeda did not occur by June 15, 2017 and Takeda has not used commercially reasonable efforts to sell by that date. Following any termination, other than expiration of the agreement, all licensed rights will revert to us. Upon expiration of the agreement, we are obligated to grant to Takeda a non-exclusive, perpetual, royalty free license.

Kedrion (KEDRAB)

On July 18, 2011, we signed an agreement with Kedrion, an international pharmaceutical company engaged in the manufacture of life saving drugs based on human plasma which complement our products, and which are marketed in Europe, the United States and approximately 40 other countries worldwide. The agreement provides for exclusive cooperation on completing the clinical development, and marketing and distribution of our anti-rabies pharmaceutical, KamRAB, in the United States under the name KEDRAB, if the product is approved. Pursuant to the agreement, Kedrion will bear all the costs of the Phase III clinical trials in the United States of our product for rabies. Costs related to any Phase IV clinical trials, if required, and the FDA Prescription Drug User fee that is required for all FDA new drug approvals, will be divided equally between us and Kedrion. An addendum to the agreement was executed dated as of October 15, 2016, with respect to the performance of a safety clinical trial for the treatment of pediatric patients which we intend to initiate in the United States. According to such addendum, Kedrion and we agreed to equally share the cost of such trial. A second addendum to the agreement was executed dated as of October 11, 2018, with respect to the purchases prices of KEDRAB under the agreement.

In 2014, the Phase III trial was completed and successfully met the trial’s primary endpoint of non-inferiority when measured against an IgG reference product, and in September 2016, the BLA was submitted to the FDA. In August 2017, we received FDA approval of anti-rabies immunoglobulin as a post-exposure prophylaxis against rabies infection. In April 2018, we launched KEDRAB in the United States, under the trademark “KEDRAB” See “Item 4. Information on the Company — immunoglobulins — KEDRAB”. Sales to Kedrion accounted for approximately 10% of our total revenues for the year ended December 31, 2018.

The agreement provides exclusive rights to Kedrion to market and sell KEDRAB in the United States. We retain intellectual property rights to KEDRAB. Kedrion is obligated to purchase a minimum amount of KEDRAB per year during the term of the agreement.

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

Manufacturing and Supply

We have a production plant located in Beit Kama, Israel. We operate the main production facility on a campaign-basis so that at any time the facility is assigned to produce only one product. The division of facility time among the various products is determined based on orders received, sales forecasts and development needs.  During 2014, we completed the build out of a new logistic facility in our plant in Beit Kama that supports our logistic needs. During each year we have routine maintenance shut downs of our plant, which may last up to a few weeks.

Our production plant successfully passed inspection by the FDA in 2010, and our plant and laboratories also successfully passed a quality assurance audit by Brazil, Kenya and Mexico Ministry of Health. In July 2011, a cGMP audit was conducted by the IMOH, following which the plant’s main production facility was reapproved, as well as the new facility to produce our snake bite antiserum product, which was planned and constructed between the years 2009 and 2011 with IMOH funding and began operating in August 2011. In each of July 2013, February 2016 and November 2018, the IMOH completed additional successful cGMP audits of our facility and concluded that we comply with cGMP requirements of the IMOH. In February 2017, the EMA completed a successful cGMP audit of our facility in connection with our Inhaled AAT Product with no critical observations, and in March 2017, the FDA completed a successful audit of our facility in connection with our products Glassia and KEDRAB with no critical observations. In July 2018, Health Canada (the department of the government of Canada with responsibility for national public health) completed a successful audit in connection with the KamRAB product, with no critical observations.

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

In the years ended December 31, 2018, 2017 and 2016, we incurred $25.5 million, $19.9 million and $18.4 million of expenses for the purchase of raw materials, respectively.

Fraction IV Plasma for Glassia

On August 23, 2010, in conjunction with the cooperation arrangement with Takeda, we signed an agreement with Takeda for the supply of fraction IV plasma for use in the production of Glassia to be sold in the United States. Under this agreement, Takeda also supplies us with fraction IV plasma to continue the development and trials of Glassia and for the production, sale and distribution of Glassia in jurisdictions other than those which are covered under the exclusive distribution agreement. Takeda receives no payment for the supply of fraction IV plasma to be used by us for the manufacture of Glassia to be sold to Takeda. If we require fraction IV for other purposes, we are entitled to purchase it from Takeda at a predetermined price. While we are dependent on Takeda for the supply of fraction IV plasma, Takeda is currently dependent on us to produce Glassia for sale in the United States, as it does not have its own FDA approved production facility for Glassia. We assume that Takeda will have an FDA approved production facility by 2021. The supply agreement terminates on August 23, 2040, subject to an option for earlier termination in the event of a material breach.

In December 2012, we signed an additional agreement with Takeda to supply additional fraction IV plasma manufactured in its Vienna plant to be used as the raw material in the production of our AAT product. Takeda is obligated to make available to us yearly minimum quantity of fraction IV plasma. The agreement remains in effect until December 31, 2021, subject to earlier termination in the case of a breach, and may be renewed for two consecutive two year periods upon mutual agreement of both parties. Either party may terminate the agreement for any reason with twelve months prior written notice to the other party, provided that as a condition to such termination by Takeda, Takeda is obligated to provide us, upon our request, with fraction IV plasma in the amount equivalent to the previous year’s total amount of fraction IV plasma sold to us in addition to the fraction IV plasma to be sold during the last year of the agreement.

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

Research and Development

Our research and development activity in the Proprietary Products segment includes conducting pre-clinical and clinical trials, development activities in the rhAAT field, advanced understanding of the mechanism of action of AAT, improving existing products and processes, development work at the request of regulatory authorities and strategic partners, as well as communication with regulatory authorities related to our commercial products as well as clinical programs. We incurred approximately $9.7 million, $12 million and $16.2 million research and development expenses in the years ended December 31, 2018, 2017 and 2016, respectively.

Marketing and Distribution

In the Proprietary Products segment, we receive orders for plasma-derived protein therapeutics and, other than for Glassia, requests for participation in tenders for the supply of plasma-derived protein therapeutics from potential distributors and from existing distributors. We sell Glassia to Takeda and to other distributors in additional Non-U.S. countries.

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

Most of our sales outside of Israel are made against open credit and some in documentary credit or advance payment. Most of our sales inside Israel are made against open credit or cash. The credit given to some of our customers abroad (except for sales in documentary credit or advanced payment) is mostly secured by means of a credit insurance policy.

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

Customers

For the year ended December 31, 2018, sales to Takeda and Kedrion accounted for 56% and 10%, respectively, of our total revenues. For the year ended December 31, 2017, sales to Takeda and Kupat Holim Clalit, an Israeli healthcare provider, accounted for 59% and 9%, respectively, of our total revenues. For the year ended December 31, 2016, sales to Takeda and Kupat Holim Clalit accounted for 52% and 13%, respectively, of our total revenues.

Takeda and Kedrion are currently our major customers in the Proprietary Products segment. Our other customers in the Proprietary Products segment are our distributors in Argentina, Russia, Thailand, India and Brazil as well as healthcare providers and medical centers in Israel. In other geographies, most of the sales of our products are conducted through local distributors. These arrangements are further described above under “— Marketing and Distribution.”

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

Proprietary Products Segment

We believe that there are two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd., Grifols S.A., which acquired a previous competitor, Talecris Biotherapeutics, Inc. in 2011, and Kedrion (other than for KEDRAB). We have not seen significant changes in the activities of our competitors in recent years. Additionally, our strategic alliance with Takeda and Kedrion in the United States has strengthened our Glassia and KEDRAB competitive positioning in the market.

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

Glassia.  We believe that Glassia has two main competitors: Grifols and CSL. We estimate that Grifols’ AAT by infusion product for the treatment of AATD, Prolastin, accounts for at least 50% market share in the United States and more than 70% of sales worldwide, and until 2015 it was the only AAT product that was approved for sale in both – key European countries and the United States. In September 2017 Grifols announced that the FDA approved a liquid formulation of its AAT product. CSL’s AAT by IV product, Zemaira, is mainly sold in the United States, and during 2015 received centralized marketing authorization approval in the European Union. CSL launched the product in few selected EU markets during 2016 under the brand name Respreeza.  Apart from its sales of the past Talecris product, Grifols is also a local producer of an additional AAT product, Trypsone, which is marketed in Spain and in some Latin American countries, including Brazil. While Takeda is our strategic partner for sales of Glassia, it also serves existing patients in the United States with its own proprietary product, Aralast. As far as we know Takeda is proactively marketing Glassia in the United States, while maintaining existing patients on Aralast. In addition, we are aware of a smaller local producer of AAT in the French market, Laboratoire Français du Fractionnement et des Biotechnologies, S.A (“LFB”). We do not believe any new suppliers are expected to enter the United States market for AAT by infusion in the near future. As part of the approval of our competitors’ intravenous AAT products for the treatment of AATD, they (like us) were required by the FDA to conduct Phase IV clinical trials aimed to collect efficacy data. CSL has released results from its Phase IV trial. As far as we know those results were not accepted by the FDA as prove of required efficacy. To the best of our knowledge, to date, our other competitors have not completed their trials or their results have not been published.

KamRAB/KEDRAB.  We believe that there are two main competitors for this anti-rabies product worldwide: Grifols, whose product we estimate comprises over 85% of the anti-rabies market in the United States, and CSL, which sells its anti-rabies product in Europe and elsewhere. Sanofi Pasteur, the vaccines division of Sanofi S.A., has a product registered for the United States market, but the product is primarily sold in Europe and not currently sold in significant quantities in the United States. There are a number of local producers in other countries that make similar anti-rabies products. Most of these products are based on equine serum, which we believe results in inferior products, as compared to products made from human plasma.

KamRho(D). While Kedrion is one of our strategic partners for KamRAB, it is also one of our competitors for KamRho(D). In addition to its sales in the United States, Kedrion also markets a competing product in Italy and has begun to expand into other markets. We believe there are three additional main suppliers of competitive products in this market: Aptevo, Grifols and CSL. There are also local producers in other countries that make similar products mostly intended for local markets.

Distribution Segment

We believe that there are a number of companies active in the Israeli market distributing the products of several manufacturers whose comparable products compete with our products in the Distribution segment. In the Plasma area, these manufacturers include Grifols, Takeda, CSL, Omrix Biopharmaceuticals Ltd. (a Johnson & Johnson company), while in other specialties we may be competing against products produced by some of largest pharmaceutical manufacturers in the world, such as, Novartis AG, AstraZeneca AB, Sanofi UK and GlaxoSmithKline. These competing manufacturers have advantages of size, financial resources, market share, broad product selection and extensive experience in the market, although we believe that we have greater expertise in the Israeli market. Each of these competitors sells its products through a local subsidiary or a  local representative in Israel.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we sell and are developing. Except for compassionate use or non-registered named-patient cases, any pharmaceutical candidate that we develop must be approved by the FDA before it may be legally marketed in the United States and by the appropriate regulatory agencies of other countries before it may be legally marketed in such other countries. In addition, any changes or modifications to a product that has received regulatory clearance or approval that could significantly affect its safety or effectiveness, or would constitute a major change in its intended use, may require the submission of a new application in the United States and/or in other countries for pre-market approval. The process of obtaining such approvals can be expensive, time consuming and uncertain.

U.S. Drug Development Process

In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. All of our products for human use and product candidates in the United States, including Glassia, are regulated by the FDA as biologics. Biologics require the submission of a BLA and approval or license by the FDA prior to being marketed in the United States. Manufacturers of biologics may also be subject to state regulation. Failure to comply with regulatory requirements, both before and after product approval, may subject us and/or our partners, contract manufacturers and suppliers to administrative or judicial sanctions, including FDA delay or refusal to approve applications, warning letters, product recalls, product seizures, import restrictions, total or partial suspension of production or distribution, fines and/or criminal prosecution.

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

Clinical trials involve the administration of the investigational product to healthy volunteers or to patients, under the supervision of qualified principal investigators. Each clinical study at each clinical site must be reviewed and approved by an independent institutional review board, prior to the recruitment of subjects. Numerous requirements apply including, but not limited to, good clinical practice regulations, privacy regulations, and requirements related to the protection of human subjects, such as informed consent.

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

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation and enforcement by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Federal Trade Commission, the U.S. Department of Justice and individual United States Attorney's offices within the Department of Justice, state attorneys general and state and local governments. To the extent applicable, we must comply with the fraud and abuse provisions of the Social Security Act, the federal False Claims Act, the privacy and security provisions of the Health Insurance Portability and Accountability Act, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended, as well as the “Anti-Kickback Law” provisions of the Social Security Act. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act (“VHCA”), drug companies are required to offer certain pharmaceutical products at a reduced price to a number of federal agencies, including the United States Department of Veterans Affairs and United States Department of Defense, the Public Health Service and certain private Public Health Service-designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Legislative changes have purported to require that discounted prices be offered for certain United States Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations. Furthermore, the FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions. The failure to comply with laws governing international business practices may result in substantial penalties, including civil and criminal penalties.

In order to distribute products commercially, we must comply with federal and state laws and regulations that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors which ship products into the state even if such manufacturers or distributors have no place of business within the state. Federal and some state laws also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. Additionally, the federal Physician Payments Sunshine Act and implementing regulations promulgated pursuant to Section 6002 of the healthcare reform law requires the tracking and reporting of certain transfers of value made to U.S. physicians and/or certain teaching hospitals as well as ownership by a physician or a physician’s family member in a pharmaceutical manufacturer.  Finally, all of our activities are potentially subject to federal and state consumer protection and unfair competition laws. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state, and federal authorities.

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

Several significant laws have been enacted in the United States which affect the pharmaceutical industry and additional federal and state laws have been proposed in recent years.  For example, as a result of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”), a Medicare prescription drug benefit (Medicare Part D) became effective at the beginning of 2006.  Medicare is the federal health insurance program for people who are 65 or older, certain younger people with disabilities, and people with End-Stage Renal Disease.  Medicare coverage and reimbursement for some of the costs of prescription drugs may increase demand for any products for which we receive FDA approval.  However, we would be required to sell products to Medicare beneficiaries through entities called “prescription drug plans,” which will likely seek to negotiate discounted prices for our products.

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

Some provisions of the healthcare reform law have yet to be fully implemented, and President Donald Trump has vowed to repeal the healthcare reform law. On January 20, 2017, President Donald Trump signed an executive order stating that the administration intended to seek prompt repeal of the healthcare reform law, and, pending repeal, directed by the U.S. Department of Health and Human Services and other executive departments and agencies to take all steps necessary to limit any fiscal or regulatory burdens of the healthcare reform law. On October 12, 2017, President Trump signed another Executive Order directing certain federal agencies to propose regulations or guidelines to permit small businesses to form association health plans, expand the availability of short-term, limited duration insurance, and expand the use of health reimbursement arrangements, which may circumvent some of the requirements for health insurance mandated by the healthcare reform law. The U.S. Congress has also made several attempts to repeal or modify the healthcare reform law. In addition, there is ongoing litigation regarding the implementation and constitutionality of the healthcare reform law.  While the law is still in effect pending the ultimate resolution of the litigation, the outcome of the litigation is unknown and cannot be predicted. It is uncertain whether new legislation will be enacted to replace the healthcare reform law and whether any such legislation would affect coverage and reimbursement for prescription drugs or otherwise include provisions intended to limit the growth of healthcare costs.

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

Patents

As of December 31, 2018, we owned for use within our field of business five families of patents or patent applications, which are registered or applied for in the United States and also in the European Union, Russia, Turkey, Israel, certain Latin American countries, Canada, Australia and other countries, seven PCT patent applications and four US provisional applications. At present, one patent protecting our manufacturing process is considered to be material to the operation of our business as a whole. Such patent has been issued in a variety of jurisdictions, including Australia, Austria, Belgium, Canada, Denmark, Estonia, Israel, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Slovenia, Poland, Spain, Portugal, Sweden, Switzerland, Turkey, the United Kingdom and the United States, and expires in 2024.

Our patents generally relate to the separation and purification of proteins and their respective pharmaceutical compositions. Our patents and patent applications further relate to the use of our products and their delivery methods.  Our patents and patent applications are expected to expire at various dates between 2019 and 2029. We also rely on trade secrets to protect certain aspects of our separation and purification technology.

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

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. Our registered trademarks in several countries, such as United States and the European Union, Israel, and certain Latin American countries, include the trademarks GLASSIA, RESPIKAM, KAMRAB, KEDRAB, RESPIRA, KamRHO VENTIA, KAMADA and Rebinolin.

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

Organizational Structure

Our significant subsidiaries are set forth below. All subsidiaries are either 100 percent owned by us or controlled by us. All companies are incorporated and registered in the country in which they operate as listed below:

Legal Name	Jurisdiction
Kamada Biopharma Limited	England and Wales
Kamada Inc.	Delaware
Kamada Ireland Limited	Ireland
Kamada Assets Ltd.	Israel

Legal Proceedings

We are subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would have a material adverse effect on our financial position, operations or potential performance.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with “Item 3. Key Information—A. Selected Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report.

The audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

Overview

We are a plasma-derived protein therapeutics company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. We develop and produce specialty plasma-derived protein therapeutics and currently market these products through strategic partners in the United States and directly, through local distributors, in several emerging markets. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce AAT in a high purity, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties. Our flagship product, Glassia, was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA (Glassia is also approved for self-administration). We market Glassia through a strategic partnership with Takeda in the United States. In addition to Glassia, we have a product line consisting of five other products which are marketed in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. In August 2017, we received FDA approval for anti-rabies immunoglobulin as a post-exposure prophylaxis against rabies infection. In April 2018, we launched, together with Kedrion, KamRAB in the United States, under the trademark “KEDRAB.” In addition to our propriety products, we leverage our expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Our lead product in development is Inhaled AAT for AATD, for which we completed a pivotal Phase II/III clinical trial in Europe and filed the MAA with the EMA in March 2016. The Phase II/III clinical trial in Europe, however, did not meet its primary or other pre-defined endpoints. Following our discussions with the EMA in regards to the study results, in July 2017, we withdrew the MAA in Europe for our Inhaled AAT for AATD, which relied on this single pivotal clinical trial. Following extensive discussions with the EMA, we concluded that the EMA did not view the data submitted as sufficient, in terms of safety and efficacy, for approval of the MAA, and that the supplementary data needed for approval required an additional clinical trial. See “Item 4. Information on the Company—Our Product Pipeline and Development Program—Inhaled Formulations of AAT—AATD.” We have also completed a Phase II clinical trial with our Inhaled AAT for AATD in the United States. We are currently in continued discussions with the FDA with respect to a new pivotal Phase III study for Inhaled AAT designed to address both FDA and EMA concerns regarding the safety and efficacy. In July 2018, we received positive scientific advice from the CHMP of the EMA related to the development plan for our proposed pivotal Phase III study for our Inhaled AAT for AATD. The CHMP notified us that it concurred with the overall design of the proposed study, including its objectives, patient population, proposed endpoints and their clinical importance, and the safety monitoring plan. Upon conclusion of the current discussions with the FDA and subject to an approved IND, we intend to initiate the new pivotal Phase III clinical trial in the United States, and resubmit the MAA. However, it is not certain when we will initiate such Phase III clinical trial, as the FDA expressed concerns and questions regarding safety and efficacy, and we are currently in discussions with the FDA regarding the IND approval. See “Risk Factors— Risk Related to Development, Regulatory Approval and Commercialization of Product Candidates.”

Our Segments

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture plasma-derived therapeutics and market them in more than 15 countries, and the Distribution segment, in which we distribute imported drugs in Israel, which are manufactured by third-parties, the majority of which are produced from plasma or its derivative products.

Segment performance is evaluated based on revenues and gross profit (loss). Items that are not allocated to our segments consist mainly of research and development costs, sales and marketing expenses, general and administrative costs, financial expenses, net and tax  on income, each of which are managed on a group basis. For the year ended December 31, 2018, we derived $90.8 million of revenues from our Proprietary Products segment, or 79% of total revenues, and $23.7 million of revenues from our Distribution segment, or 21% of total revenues. For the year ended December 31, 2017, we derived $79.5 million of revenues from our Proprietary Products segment, or 77% of total revenues, and $ 23.3 million of revenues from our Distribution segment, or 23% of total revenues. For the year ended December 31, 2016, we derived $56.0 million of revenues from our Proprietary Products segment, or 72% of total revenues, and $21.5 million of revenues from our Distribution segment, or 28% of total revenues.

Factors Affecting Our Results of Operations

Demand for our Products

Over the past few years, we have seen an increase in demand for products in our Proprietary Products segment. Our Glassia supplies to Takeda significantly increased throughout the term of our strategic partnership, and based on our agreement with Takeda, we expect Glassia supplies to continue to increase through 2020. In addition, during 2018 we launched KEDRAB in the United States.  As a result, we expect that our revenues will grow in a range of approximately 9% to 14% in 2019, allowing us to achieve our revenue goal of $125 to $130 million by 2019 through increased sales of our existing products in the Proprietary Products segment, mainly driven from sales of Glassia and KEDRAB in the United States. As discussed below, after 2020, Takeda has no obligation to purchase a minimum amount of Glassia, and we expect that the resulting decrease in revenues will be partially offset by income from royalty payments from Takeda on sales of Glassia and continued increased sales of Glassia in rest of the world countries through local distributors and sales of KEDRAB in the United States and other countries.

The AAT augmentation market for AATD in the United States, which is the primary market for Glassia, has grown by more than 6-8% annually in the last few years, and we expect that the overall market for Glassia will continue to increase due to new patient identification. In the United States and Europe, we believe that AATD is currently significantly under-identified and under-treated, as we estimate that only approximately 6% and 2.5% of all potential cases of AATD are treated in the United States and Europe, respectively, with an aggregate of up to an estimated 180,000-190,000 patients suffering from AATD, of which less than 10% have been diagnosed. We expect that our market opportunity for our AAT products, including Glassia and Inhaled AAT for AATD (if approved), will continue to grow as awareness of AATD expands due to factors such as marketing activities, inexpensive and effective diagnosis tools, and improved training. In addition, various awareness and patient identification programs initiated by companies producing AATD treatments are expected to increase demand for Glassia and, once approved, Inhaled AAT for AATD.

Sales of our Distribution segment products are made through public tenders of Israeli hospitals and health maintenance organizations on an annual basis. The prices we can offer, as well as the availability of products, are key factors in meeting the local demand of the Israeli market. Our Distribution segment experienced a moderate growth in sales in 2018 compared to 2017, despite the growing competition. The Distribution segment may continue to grow if we will be able to increase our product portfolio or win more tenders.

Strategic Partnerships

In July 2010, we received FDA approval for the marketing of Glassia in the United States. Following this approval, we entered into a 30 year strategic arrangement with Takeda (originally executed with Baxter, which subsequently assigned the agreement to Baxalta, which was subsequently acquired by Shire, which was recently acquired by Takeda), for the marketing and distribution of Glassia in the United States, Canada, Australia and New Zealand and for the licensing of our technology, granting Takeda rights to manufacture Glassia for sales in these territories. We began recognizing revenues from sales of Glassia in the United States under this strategic arrangement with Takeda in September 2010. From the inception of the strategic arrangement through December 31, 2018, we have received $39.5 million from Takeda for distribution rights, a portion of which has been accrued as deferred revenue, and for achieving milestones set forth in the distribution and licensing agreements. We have recognized cumulative revenues until December 31, 2018 from Takeda in the amount of $312 million. We currently generate revenues from sales of Glassia to Takeda, and incur cost of revenues to produce it. In accordance with the latest amendment to the manufacturing and distribution agreement, which became effective as of October 5, 2016, Takeda may begin producing Glassia in its own manufacturing facility as early as 2021, and only pay us royalties. As Takeda transitions to producing Glassia in its own facilities, we will incur a substantial reduction in revenues (as well as costs of goods sold), driven by the reduction in Glassia manufacturing. Such decrease in revenues is expected to be partially offset by income from royalty payments from Takeda on sales of Glassia in the United States and continued increased sales of Glassia in the rest of the world countries through local distributors and by income from sales of KEDRAB in the United States. See “Item 3. Key Information — D. Risk Factors — In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.”

In addition, in July 2011, we signed a strategic agreement with Kedrion to cooperate in the clinical development and exclusive marketing and sales in the United States of KEDRAB, our hyper-immune anti-rabies prophlaxis treatment, which was launched in the United States in April 2018. We have recognized cumulative revenues until December 31, 2018 from Kedrion in the amount of approximately $12 million. Kedrion markets its products in Europe, the United States and in approximately 40 other countries worldwide.

Product Development Costs

Since our company was founded, we have focused on developing a broad portfolio of plasma-derived protein therapeutics for a variety of indications. The development of plasma-derived protein therapeutics is characterized by significant up-front product development costs, including, for example, costs for conducting pre-clinical and clinical trials to obtain regulatory approvals, regulatory expenses, costs for materials for development, external consulting and services fees and opportunity costs for reallocating our production facility to produce clinical trial materials and conforming our production processes for regulatory purposes. In order to reduce costs related to the development and regulatory approval of new protein therapeutics, in some cases we seek to share development costs with strategic partners, such as Takeda for post marketing required clinical trials for Glassia in the United States and Kedrion for the clinical trials for KEDRAB in the United States required for product approval and post marketing commitments. See “Item 4. Information on the Company — Strategic Partnerships — Takeda (Glassia)” and “Business — Strategic Partnerships — Kedrion (KEDRAB).”

Product development costs may fluctuate from period to period, as our product candidates pass through various stages of development. For example, for the years ended December 31, 2018 and 2017, we incurred moderate research and development expenses related to clinical trials related to Inhaled AAT for AATD in Europe and the United States, AAT for the treatment of newly diagnosed Type-1 diabetes and lung transplantation rejection and GvHD. We expect to continue to incur research and development expenses related to clinical trials, as well as other ongoing, planned or future clinical trials with regards to our product pipeline. See “Item 4. Information on the Company — Our Product Pipeline and Development Program.”

Product Competition

The worldwide market for pharmaceuticals in general and biopharmaceutical and plasma products in particular has undergone a process of mergers and acquisitions among companies active in such markets. This trend has led to a reduction in the number of competitors in the market, and the strengthening of the remaining competitors, mainly for specific immunoglobulin products.

While there are additional producers of AAT products approved in the United States and Europe, including Takeda, we have not seen significant changes in these producers’ activities in the market. Additionally, our strategic alliance with Takeda has strengthened Glassia’s competitive positioning in the market. See “Item 3. Key Information — D. Risk Factors — In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.”

Costs of Raw Materials

In our Proprietary Products segment, a significant portion of our manufacturing costs are for raw materials consisting of plasma or fraction IV of plasma. The consolidation among plasma companies has led to a decrease in the number of independent plasma collection centers in the world.

In order to ensure the availability of plasma and fraction IV, we have secured supply of plasma and fraction IV from multiple suppliers, including from Takeda for the manufacturing of Glassia and Kedrion for the manufacturing of KEDRAB.

In our Distribution segment, our costs are for the purchase of products for sale from our suppliers. Our annual purchases are forecasted each year with each supplier, but individual product purchases during the year are made on a purchase order basis. For these instances, we tend not to have minimum purchase obligations, and as such, are able to respond accordingly to pricing fluctuations that occur year to year. Historically, we have not seen significant price fluctuations from our two largest suppliers. Unless absent of material changes in the market, such as a significant increase in the price of plasma or plasma-derivatives shall occur, we do not expect a significant increase in the cost of purchasing products.

Key Components of Our Results of Operations

Revenues

In our Proprietary Products segment, we generate revenues from the sale of products to strategic partners and distributors, as well as from the licensing of our technology. We derived a significant portion of our total revenues from sales of Glassia to Takeda. Sales to Takeda accounted for approximately 55%, 59% and 52% of our total revenues in the years ended December 31, 2018, 2017 and 2016, respectively. Revenue from all sales of Glassia comprised approximately 60%, 64% and 56% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. We expect revenues attributable to the sale of Glassia to Takeda will grow in the next two years, in line with the expected Glassia orders by Takeda pursuant to the fifth amendment to the Manufacturing, Supply and Distribution Agreement, until Takeda begins production of Glassia, at which time our sales to Takeda will be reduced and be replaced by royalties from Takeda. Following the launch of KEDRAB in the United States in April 2018, sales of KEDRAB to Kedrion during the year ending December 31, 2018 accounted for approximately 10% of our total revenues.

Revenues from our Proprietary Products segments also include a recognized portion of prior upfront and milestone payments from strategic partners.

Revenues are presented net of  any discounts and/or marketing contribution payments extended to our partners and distributors.

In our Distribution segment, we generate revenues from the sale in Israel of imported products produced by third parties. During the three year period ended December 31, 2018, sales of IVIG decreased due to growing competition. Sales of IVIG accounted for approximately 12%, 12% and 17% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively.

In the future, as we further commercialize our products, we expect to derive a greater percentage of our revenues from our Proprietary Products segment, mainly as a result of continued growth in sales of our existing products and the potential launch, if approved, of new AAT products and new indications for existing products currently in different development phases.

Cost of Revenues

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

In addition to the successful strategic partnerships with Takeda and Kedrion and successful penetration to the U.S. market, we have focused during the years ended December 31, 2018, 2017 and 2016 on increasing our production outputs and improving profitability. In addition, implementing significant technology improvements and streamlining our manufacturing process resulted in significantly increased manufacturing capacity at our facility. The strategic partnership with Takeda enabled us to achieve economies of scale and lower our per-unit costs, and we believe that the increase in production capacity will lead to a further increase in profitability. We have been implementing production improvements for Glassia that we expect will lead to improved margins and higher productivity in anticipation of increased demand for our existing products as well as for additional applications for AAT. Any changes in our Glassia and KEDRAB production processes must be approved by all relevant regulatory bodies, including the FDA.

Gross Profit

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

Our gross margins are generally higher in our Proprietary Products segment (42%, 35% and 33% for the years ended December 31, 2018, 2017 and 2016, respectively) than in our Distribution segment (15%, 17%, 15% for the years ended December 31, 2018, 2017, and 2016, respectively).

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

In our Distribution segment we will seek to increase our gross margins through the potential addition of new, more profitable products, to our portfolio, thereby improving product mix.

Research and Development Expenses

Research and development expenses are incurred for the development of new products and newly revised processes for existing products and includes expenses for pre-clinical and clinical trials, development activities in the different fields, the advanced understanding of the mechanism of action of our products,  improving existing products and processes, development work at the request of regulatory authorities and strategic partners, as well as communication with regulatory authorities related to our commercial products and clinical programs. In addition, such expenses include development materials, payroll for research and development personnel, including scientists and professionals for product registration and approval, external advisors and the allotted cost of our manufacturing facility for research and development purposes. While research and development expenses are unallocated on a segment basis, the activities generally relate to our existing or in development proprietary products.

We expect our research and development expenses to increase in 2019 to reflect our plan to fund certain additional clinical trials for AAT for certain additional indications including Inhaled AAT for AATD, which is pending an FDA approval of our IND. However, actual spending could differ if our plans change or if we potentially reduce our anticipated funding on research for existing products or partner with other parties to fund development of current product candidates.

Selling and Marketing Expenses

Selling and marketing expenses principally consist of expenditures incurred for sales incentive, advertising, marketing or promotional activities, shipping and handling costs, product liability insurance and business development activities, as well as marketing authorization fees to regulatory agencies. Due to our strategic partnerships in our Proprietary Products segment, we expect these costs to remain at a similar level other than ongoing effort to increase sales of existing products.  However, we may incur higher expenses in the future, as we have not entered into strategic partnerships for all of our pipeline products, which we may decide to sell using our own, to be established, direct sales force. We market our products in our Distribution segment to health maintenance organizations and hospitals in Israel.

General and Administrative Expenses

General and administrative expenses consist of compensation for employees in executive and administrative functions (including payroll, bonus, equity compensation and other benefits), office expenses, professional consulting services, public company costs, legal and audit fees as well as employee welfare costs. We expect general and administrative expenses to remain stable.

Financial Income

Financial income is comprised of interest income on amounts invested in bank deposits and short-term investments and the portion of changes in fair value of financial instruments at fair value through other comprehensive income.

Income (expense) in respect of currency exchange differences and derivatives instruments

Income (expense) in respect of currency exchange differences and derivatives instruments are comprised of changes on balances in currencies other than our functional currency. Changes in the fair value of derivatives instruments not designated as hedging instruments are reported to profit or loss.

Financial Expenses

Financial expenses are comprised of bank charges, changes in the time value of provisions, the portion of changes in the fair value of financial assets or liabilities at fair value through other comprehensive income and interest and amortization of bank loans and capital leases.

Taxes on Income

We have not been required to pay income taxes since 1997 other than tax withheld in a foreign jurisdiction in 2012 and 2016 and a $1.3 million payment to the Israel Tax Authority in 2016 as a settlement agreement for the tax years 2004-2006. In 2018, we initially recognized deferred tax asset for a portion of our carryforward losses.

One of our Israeli facilities has Approved Enterprise status granted by the Israel Investment Center under the Investment Law, which made us eligible for a grant and certain tax benefits under that law for a certain investment program. The investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which will apply to the turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Approved Enterprise status expired at the end of 2017. Additionally, we have obtained a tax ruling from the Israel Tax Authority according to which, among other things, our activity has been qualified as an “industrial activity,” as defined in the Investment Law, and is also eligible for tax benefits as a Privileged Enterprise, which will apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status are scheduled to expire at the end of 2020 and 2023. As of the date of this Annual Report, we have not utilized any tax benefits under the Investment Law, other than the receipt of grants attributable to our Approved Enterprise status.

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

As of December 31, 2018, we have net operating loss carryforwards of approximately $65.2 million. The net operating loss carryforwards have no expiration date. Following the full utilization of our net operating loss carryforwards, we expect that our effective income tax rate in Israel will reflect the benefits discussed above.

Results of Operations

The following table sets forth certain statement of operations data:

	Year Ended December 31,
	2018	2017	2016
	(U.S. Dollars in thousands)
Revenues from Proprietary Products segment	$90,784	$79,559	$55,958
Revenues from Distribution segment	23,685	23,266	21,536
Total revenues	114,469	102,825	77,494
Cost of revenues from Proprietary Products segment	52,796	51,335	37,723
Cost of revenues from Distribution segment	20,201	19,402	18,411
Total cost of revenues	72,997	70,737	56,134
Gross profit	41,472	32,088	21,360
Research and development expenses	9,747	11,973	16,245
Selling and marketing expenses	3,630	4,398	3,243
General and administrative expenses	8,525	8,273	7,353
Other expense	311	-	-
Operating income (loss)	19,259	7,444	(5,481)
Financial income	820	500	469
Income (expense) in respect of currency exchange differences and derivatives instruments	602	(612)	127
Financial expense	(340)	(162)	(126)
Income (loss) before taxes on income	20,341	7,170	(5,011)
Taxes on income	(1,955)	269	1,722
Net income (loss)	22,296	6,901	$(6,733)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Segment Results

	Change 2018 vs. 2017
	2018	2017	Amount	Percent
	(U.S. Dollars in thousands)
Revenues:
Proprietary Products	$90,784	$79,559	$11,225	14%
Distribution	23,685	23,266	419	2%
Total	$114,469	$102,825	$11,644	11%
Cost of Revenues:
Proprietary Products	$52,796	$51,335	$1,461	3%
Distribution	20,201	19,402	799	4%
Total	$72,997	$70,737	$2,260	3%
Gross Profit:
Proprietary Products	$37,988	$28,224	$9,764	35%
Distribution	3,484	3,864	(380)	(10)%
Total	$41,472	$32,088	$9,384	29%

Revenues

In the year ended December 31, 2018, we generated $114.5 million of total revenues, compared to $102.8 million in the year ended December 31, 2017, an increase of $11.7 million, or approximately 11%.  This increase was primarily due to a $11.2 million increase in our Proprietary Products segment revenues, mainly due to the launch of KEDRAB in United States during 2018, and a $0.5 million increase in our Distribution segment, mainly attributable to increased sales of new products and a different product mix.

Cost of Revenues

In the year ended December 31, 2018, we incurred $73.0 million of cost of revenues, compared to $70.7 million in the year ended December 31, 2017, an increase of $2.3 million, or approximately 3%.  The cost of revenues in our Proprietary Products segment increased by $1.5 million, primarily due to an increase in volume of sales. The cost of revenues in our Distribution segment increased by $0.8 million, primarily due to an increase in volume of sales.

Costs of revenues in the year ended December 31, 2018 included a $1.8 million write-off of indirect manufacturing costs and $0.8 million of process materials scraps as a result of a labor strike that caused lower than standard production level during the third quarter of 2018.

Gross profit

Gross profit in our Proprietary Products segment increased by $9.8 million in 2018, primarily due to the launch of KEDRAB in the United States in April 2018, improved manufacturing efficiencies and our ability to increase sale prices in ROW markets. Gross profit in our Distribution segment decreased by $0.4 million in 2018, primarily due to a different mix of sales with lower gross margin.  As a percentage of total revenues, gross margin increased to 36.2% for the year ended December 31, 2018 from 31.2% for the year ended December 31, 2017. Gross margin for the Proprietary Products segment, as a percentage of revenues from that segment, was 41.8% and 35.5% for the years ended December 31, 2018 and 2017, respectively. Gross margin for the Distribution segment, as a percentage of revenues from that segment, was 14.7% and 16.6% for the years ended December 31, 2018 and 2017, respectively. The increase in gross profit margin was primarily driven by an increase in the Proprietary Products segment revenues and high profitability of KEDRAB.

Research and Development Expenses

In the year ended December 31, 2018, we incurred $9.7 million of research and development expenses, compared to $12 million in the year ended December 31, 2017, a decrease of $2.3 million, or approximately 19%. This decrease was primarily due to a $1.2 million decrease in clinical trial expenses, mainly attributed to a decrease in expenses in connection with the Inhaled AAT clinical trial and its relevant consultants as a result of its deferral to 2019, partially offset by an increase in labor costs. Research and development expenses accounted for approximately 8.5% and 11.6% of total revenues for the years ended December 31, 2018 and 2017, respectively.

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2018 and 2017:

	Year ended December 31,
	2018	2017
	(U.S. Dollars in thousands)
Inhaled AAT	$356	$949
AAT for newly diagnosed Type-1 Diabetes	48	475
AAT IV for lung transplantation rejection	194	586
AAT IV for treatment of GvHD	356	148
Anti Rabies	208	340
Recombinant	223	102
Unallocated salary	5,823	6,413
Unallocated facility cost allocated to research and development	1,990	2,325
Unallocated other expenses	549	635
Total research and development expenses	$9,747	$11,973

Research and development expenses for Inhaled AAT for AATD decreased by $0.6 million in 2018 due to continued discussions with the FDA regarding its concerns that delayed the execution of the planned clinical trial. Research and development expenses for Type-1 Diabetes decreased by $0.4 in 2018 due to the completion of the clinical trial in 2017. Research and development expenses for Anti Rabies decreased by $0.1 million in 2018 due to low requirement rate for the FDA's post marketing commitment for pediatric study.  Research and development expenses for GvHD increased by $0.2 million due to the initiation of a proof-of-concept trial for the treatment of acute GvHD. Research and development expenses for recombinant human Alpha 1 Antitrypsin increased by $0.1 million in 2018 due to a development plan initiated in 2018. Unallocated expenses are expenses that are not managed by project and are allocated between various tasks that are not always related to a major project. In the years ended December 31, 2018 and 2017, we incurred $5.8 million and $6.4 million, respectively, of unallocated salary expenses which represent all research and development salary expenses, $2.0 million and $2.3 million, respectively, of facility costs allocated to improvements in processes and $0.5 million and $0.6 million, respectively, of unallocated other expenses.

Our current intentions as to the short-term development timeline for our major development programs are described in “Business — Our Product Pipeline and Development Program,” and we also have long-term development goals. However, we cannot determine with full certainty the duration and completion costs of the current or future clinical trials of our major development programs or if, when, or to what extent we will generate revenues from the commercialization and sale of any product candidates. We or our strategic partners may never succeed in achieving marketing approval for any product candidates. The duration, costs and timing of clinical trials and our major development programs will depend on a variety of factors, including the uncertainties of future clinical and preclinical studies, uncertainties in clinical trial enrollment rates and significant and changing government regulation and whether our current or future strategic partners are committed to and make progress in programs licensed to them, if any. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. See “Item 3. Key Information — D. Risk Factors — Risk Related to Development, Regulatory Approval and Commercialization of Product Candidates.”

We will determine which programs to pursue and how much to fund each program in response to the scientific, pre-clinical and clinical outcome and results of each product candidate, as well as an assessment of each product candidate's commercial potential. We cannot forecast with any degree of certainty which of our product candidates, if any, will be subject to future collaborations or how such arrangements would affect our development plans or capital requirements.

Selling and Marketing Expenses

In the year ended December 31, 2018, we incurred $3.6 million of selling and marketing expenses, compared to $4.4 million in the year ended December 31, 2017, a decrease of $0.8 million, or approximately 17%. This decrease was primarily due to a $0.7 million decrease in regulatory fees and decrease of $0.2 million of marketing support to distributors. Selling and marketing expenses accounted for approximately 3.2% and 4.3% of total revenues for the years ended December 31, 2018 and 2017, respectively.

General and Administrative Expenses

In the year ended December 31, 2018, we incurred $8.5 million of general and administrative expenses, compared to $8.3 million in the year ended December 31, 2017, a moderate increase of $0.2 million, or approximately 3%. This increase was primarily due to an increase of $0.2 million in payments to external consultants and share-based payments expense. General and administrative expenses accounted for approximately 7.4% and 8.0% of total revenues for the years ended December 31, 2018 and 2017, respectively.

Other expenses

In the year ended December 31, 2018, we incurred $0.3 million of other expenses, primarily due to an ongoing technology transfer project preformed with an external service provider that is planned to be completed during 2020.

Financial Income

In the years ended December 31, 2018 and December 31, 2017, we generated $0.8 million and $0.5 million of financial income, respectively, from our short term investment portfolio and bank deposits.

Expense in respect of currency exchange differences and derivatives instruments

In the year ended December 31, 2018, we generated $0.6 million of income in respect of currency exchange differences on balances in other currencies versus the U.S. dollar and derivatives impact compared to expense of $0.6 million in the year ended December 31, 2017.

Financial Expenses

In the year ended December 31, 2018, we incurred $0.3 million of financial expenses, compared to $0.2 million in the year ended December 31, 2017.

Taxes on Income

In the year ended December 31, 2018, we recognized a deferred tax asset representing a portion of carryforward losses that we estimate that we will realize in the coming years, resulting in tax income of $2.0 million for such period.  In the year the ended December 31, 2017, we had $0.3 million taxes on income mainly due to surplus expenses.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Segment Results

	Change 2017 vs. 2016
	2017	2016	Amount	Percent
	(U.S. Dollars in thousands)
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

Research and Development Expenses

In the year ended December 31, 2017, we incurred $12 million of research and development expenses, compared to $16.2 million in the year ended December 31, 2016, a decrease of $4.2 million, or approximately 26%. This decrease was primarily due to a $4.5 million decrease in clinical trial expenses, mainly attributed to a decrease in expenses in connection with Inhaled AAT, Type-1 Diabetes and Anti Rabies clinical trials as a result of their deferral to 2018, partially offset by an increase in labor costs. Research and development expenses accounted for approximately 11.6% and 21.0% of total revenues for the years ended December 31, 2017 and 2016, respectively.

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016
	(U.S. Dollars in thousands)
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

Taxes on Income

In the year ended December 31, 2017, we had $0.3 million taxes on income mainly due to surplus expenses.  In the year the ended December 31, 2016, we had $1.7 million taxes on income mainly due to a settlement agreement with the Israel Tax Authority for the tax years 2004-2006, pursuant to which we paid $1.3 million.

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statements of operations data for the four quarters of fiscal years 2018 and 2017. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this Annual Report and, in the opinion of management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
	(U.S. Dollars in thousands)
Revenues from Proprietary Products	$43,138	$9,454	$25,978	$12,214	$28,991	$17,058	$26,874	$6,636
Revenues from Distribution	5,073	5,521	7,864	5,227	6,719	5,860	5,675	5,012
Total revenues	48,211	14,975	33,842	17,441	35,710	22,918	32,549	11,648
Cost of revenues from Proprietary Products	22,290	7,869	16,458	6,179	18,608	11,509	16,053	5,165
Cost of revenues from Distribution	4,665	4,587	6,703	4,246	5,472	4,961	4,784	4,185
Total cost of revenues	26,955	12,456	23,161	10,425	24,080	16,470	20,837	9,350
Gross profit	21,256	2,519	10,681	7,016	11,630	6,448	11,712	2,298
Research and development expenses	2,573	2,323	2,097	2,754	1,917	3,418	3,487	3,151
Selling and marketing expenses	906	818	936	970	1,265	1,021	1,084	1,028
General and administrative expenses	2,393	1,902	2,166	2,064	2,003	2,323	2,117	1,830
Other expense (income)	-	-	311	-	-	-	-	-
Operating income (loss)	15,384	(2,524)	5,171	1,228	6,445	(314)	5,024	(3,711)
Financial income	192	214	185	229	234	92	96	78
Income (expense) in respect of currency exchange differences and derivatives, net	268	3	375	(44)	(133)	-	(245)	(234)
Financial expense	(43)	(84)	(56)	(157)	(112)	(14)	(13)	(23)
Income (loss) before taxes on income	15,801	(2,391)	5,675	1,256	6,434	(236)	4,862	(3,890)
Taxes on income	(1,944)	-	(11)	-	182	-	-	87
Net income (loss)	$17,745	$(2,391)	$5,686	$1,256	$6,252	$(236)	$4,862	$(3,977)

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares (including our 2005 initial public offering and listing on the Tel Aviv Stock Exchange, our 2013 initial public offering in the United States and listing on Nasdaq and our 2017 underwritten public offering), and the issuance of convertible debentures and warrants to purchase our ordinary shares. The balance of cash and cash equivalents and short-term investments as of December 31, 2018, 2017 and 2016 totaled $50.6 million, $43.0 million and $28.6 million, respectively. We plan to fund our future operations through continued sales and distribution of our proprietary and distribution products, commercialization and or out-licensing of our pipeline product candidates, and raising additional capital through the issuance of equity or debt.

We have certain strategic partnership and distribution agreements under which we receive payments for the achievement of certain milestones. Since inception and through December 31, 2018, we received an aggregate of $48.5 million in payments under these agreements, and there are $5.5 million in payments under these agreements that we could potentially receive if we achieve additional milestones as set forth in such agreements. See “Item 4. Information on the Company— Strategic Partnerships — Takeda (Glassia).”

Our capital expenditures for the years ended December 31, 2018, 2017 and 2016 were $2.9 million, $4.1 million and $2.6 million, respectively. Our capital expenditures currently relate primarily to the maintenance and improvements of our facilities. We expect our capital expenditures to remain substantially similar in the near term as such capital expenditures are planned to be attributable mainly to the maintenance and improvements of our facilities.

We believe our current cash and cash equivalents and short-term investments will be sufficient to satisfy our liquidity requirements for the next 12 months.

Cash Flows from Operating Activities

Net cash provided by operating activities was $ 10.5 million for the year ended December 31, 2018. This net cash provided by operating activities reflects a net income of $22.3 million and non-cash expenses of $1.7 million and an increase in inventory of $8.2 million that we expect to sell in 2019.

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

Cash Flows from Investing Activities

Net cash used in investing activities was $5.2 million for the year ended December 31, 2018. This net cash used in investing activities reflects $2.3 million net cash invested in short-term investments and investment in property, plant and equipment of $2.9 million.

Net cash used in investing activities was $15.6 million for the year ended December 31, 2017. This net cash used in investing activities reflects $11.5 million net cash invested in short-term investments and investment in property, plant and equipment of $4.2 million.

Net cash provided by investing activities was $1.6 million for the year ended December 31, 2016. This net cash provided by investing activities reflects $4.2 million net cash proceeds from sale of short-term investments, partially offset by investment in property, plant and equipment of $2.6 million.

Cash Flows from Financing Activities

Net cash used in financing activities was $0.6 million for the year ended 2018. This net cash used in financing activities reflects $0.6 million repayments of long-term loans.

Net cash provided by financing activities was $15.3 million for the year ended 2017. This net cash provided by financing activities reflects $15.6 million net proceeds from the issuance of shares offset by a $0.5 million repayment of long-term loans.

Net cash provided by financing activities was $1.5 million for the year ended 2016. This net cash provided by financing activities reflects a $1.5 million net receipt of long term loans. We have pledged specific assets which are the subject of those loans.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations and commitments as of December 31, 2018 (in thousands):

	Total	Less than 1 Year	1 – 3 Years	4-5 Years	More than 5 Years
	(U.S. Dollars in thousands)
Purchase commitments	42,268	-	-	-	-
Long-term debt obligations (1)	1,331	595	704	32	-
Operating lease obligations	5,434	983	1,411	1,807	1,233
Total	49,033	1,578	2,115	1,839	1,233

(1)	Includes interest payments on our long term loans which bear annually fixed interest rate in the range of 3.15%-3.55%.

Purchase commitments are obligations under purchase agreements or purchase orders not yet fulfilled that are non-cancelable. Operating leases consist of contractual obligations from offices and vehicles leases agreements.

We are also obligated to make certain severance or pension payments to our Israeli employees upon their retirement under Israeli law. Due to the uncertainty of the timing of future cash flows associated with these payments (see Note 2q and Note 16 in our consolidated financial statements included in this Annual Report), we are unable to make reasonably reliable estimates for the period of cash settlement, if any, with respect to such obligations.

Seasonality

We have experienced in the past, and expect to continue to experience, certain fluctuations in our quarterly revenues. Historically, our revenues have been strongest in our fourth quarter as compared to the rest of the quarters.

Off-Balance Sheet Arrangements

As of December 31, 2018, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Revenue Recognition

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to us and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The revenue recognition occurs at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods. Customer payment terms are as acceptable in the industry. Some contracts with customers include variable consideration, such as a right of return, trade discounts or volume rebates. We recognize revenue from sale of goods measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates and certain marketing contribution provided to our distributors. If revenue cannot be reliably measured, we defer revenue recognition until the uncertainty is resolved.

Agreements with strategic partners that include upfront and milestone payments contain a performance obligation that is satisfied over time given that the customer simultaneously receives and consumes the benefits provided by us. We recognize revenue for upfront payments over time rather than at a point of time. We identified the existence of a significant financing component resulting from an upfront payment and recorded revenue against finance expense in the financial statements for the year ended December 31, 2018.

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

Clinical Trial Accruals and Related Expenses

We accrue and expense costs for clinical trial activities performed by third parties (or CROs), based upon estimates made as of the reporting date of the work completed over the life of the respective study in accordance with agreements established with the CRO. We determine the estimates of clinical activities incurred at the end of each reporting period through discussion with internal personnel and outside service providers as to the progress or stage of completion of trials or services, as of the end of each reporting period, pursuant to contracts with numerous clinical trial centers and CROs and the agreed upon fee to be paid for such services.

To date, we have not experienced significant changes in our estimates of clinical trial accruals after a reporting period. However, due to the nature of estimates, we cannot assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is comprised of costs required to purchase raw materials and other indirect costs required to manufacture the product (including salaries), in addition, such costs may include the costs of purchase and shipping and handling. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

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

We had no impairment of non-financial assets in 2018.

Share-based Payment Transactions

Our employees and directors are entitled to remuneration in the form of equity-settled share-based payment transactions (options and restricted shares).

The cost of equity-settled transactions is measured at the fair value of the equity instruments granted at grant date. We use the binomial model when estimating the grant date fair value of equity settled share options. We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. We use the share price at the grant date when estimating the grant date fair value of equity settled restricted shares.

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

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and/or service conditions are to be satisfied, ending on the date on which the relevant grantee become fully entitled to the award. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the change between the cumulative expense recognized at the end of the reporting period and the cumulative expense recognized at the end of the previous reporting period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If we modify the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the grantee at the modification date.

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

We operate a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law. See Note 2q and Note 16 in our consolidated financial statements included in this Annual Report for more details.

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

Accounting for Income Taxes

At the end of each reporting period, we are required to estimate our income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business, determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits, which we recognize in our financial statements. We believe the estimates, assumptions and judgments are reasonable, but this can involve complex issues which may take a number of years to resolve. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made. In addition, at the end of each reporting period, we estimate our ability to utilize our carryforward losses and accordingly account for the relevant amount of deferred taxes. When calculating the deferred tax asset, we estimate the effective tax rate to be applied for the years in which we expect the carryforward loss to be utilized, considering the impact of the Israeli Law for the Encouragement of Capital Investments, 1959 (as amended) and rulings that we received from the Israel Tax Authority.

Short-term investments

Our short-term bank investments include deposits that have a maturity of more than three months from the deposit date but less than one year and financial assets measured at fair value through other comprehensive income that include debt securities. Debt financial instruments are subsequently measured at fair value through profit or loss (“FVPL”), amortized cost or fair value through other comprehensive income (“FVOCI”). The classification is based on two criteria: our business model for managing the assets; and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding (“SPPI”).

The classification and measurement of our debt financial assets are as follows:

•
Debt instruments measured at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criteria. This category includes our trade and other receivables.

•
Debt instruments measured at FVOCI, with gains or losses recycled to profit or loss on the recognition. Financial assets in this category are our quoted debt instruments that meet the SPPI criteria and are held within a business model both to collect cash flows and to sell. Interest earned whilst holding available for sale financial investments is reported as interest income using the effective interest rate method.

Our policy is to record an allowance for expected credit loss (“ECL”) for all debt financial assets not measured at FVPL.  ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that we actually expect to receive. For other debt financial assets (i.e., debt securities measured at FVOCI), the ECL is based on the 12-month ECL. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date.  As of December 31, 2018, we have not recorded an ECL allowance.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors as of February 27, 2019.

Name	Age	Position
Executive Officers:
Amir London	50	Chief Executive Officer
Chaime Orlev	48	Chief Financial Officer
Michal Ayalon, PhD	52	Vice President, Research and Development and IP
Yael Brenner	55	Vice President, Quality
Eitan Kyiet	50	Vice President, Business and Development
Eran Nir	46	Vice President, Operations
Orit Pinchuk	54	Vice President, Regulatory Affairs and PVG
Ariella Raban	43	Vice President, Human Resources
Dr. Michal Stein	45	Vice President, Medical Director for Immunology
Dr. Naveh Tov	54	Vice President, Clinical Development and Medical Director for Pulmonary Diseases
Directors:
Leon Recanati*	70	Chairman, Chairman of Compensation Committee
David Tsur	68	Director, Active Deputy Chairman
Dr. Michael Berelowitz*	74	Director
Avraham Berger*	67	Director, Chairman of Audit Committee
Asaf Frumerman*	34	Director
Jonathan Hahn	36	Director
Prof. Itzhak Krinsky, Ph.D*	67	Director
Efrat Makov*	50	Director
Shmuel (Milky) Rubinstein*	79	Director
___________
*	Independent director under the Nasdaq listing requirements.

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

Dr. Michal Ayalon  has served as our Vice President, Research and Development and IP since February 2019. Prior to joining us, from 2018 to 2019, Dr. Ayalon served as Head of R&D at 89bio Ltd., where Dr. Ayalon led the overall development strategy of the company and managed all R&D functions, including medical, clinical, pre-clinical, CMC, regulatory, and project management. Prior to that, from 2016 to 2018, Dr. Ayalon served as Project Champion at Teva Pharmaceutical Industries Ltd., , where she led novel biologics and biosimilar projects in oncology, respiratory and metabolic disease. In 2015, Dr. Ayalon  served as Vice President of Research & Development at Galmed Pharmaceuticals Ltd., where she led the pre-clinical as well as CMC activities and managed the clinical operation group. Prior to that, Dr. Ayalon worked for Immune Pharmaceuticals, Inc. (from 2012 to 2015), BioLineRx and Compugen Ltd.  Dr. Ayalon  received her B.Sc., M.Sc. and Ph.D. from Tel-Aviv University, Faculty of Life Sciences. Dr. Ayalon completed her postdoctoral research at Weizmann Institute of Science in the Department of Molecular Biology of the Cell.  Dr. Ayalon is the author of multiple patents and publications.

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

Eitan Kyiet has served as our Vice President, Business Development since October 2018. Prior to joining us, Mr. Kyiet served as Chief Operating Officer of PolyPid, a clinical stage emerging biopharmaceutical company. Earlier in his career, Mr. Kyiet served as a Director, Worldwide Supply Chain, at Biosense Webster (a Johnson & Johnson company), a leader in the diagnosis and treatment of heart arrhythmias. Prior to that, Mr. Kyiet served as Director, Global Strategic Operations and Alliances, at Lumenis, Ltd., a leading medical equipment and laser device manufacturer. Mr. Kyiet began his career practicing corporate law, both as an associate and as a Partner at Amit, Pollak, Matalon & Co. Mr. Kyiet holds an LLB degree from Haifa University, Faculty of Law and an Executive M.B.A. degree from the Haifa Graduate Business School.

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

Ariella Raban has served as our Vice President, Human Resources since May 2018. Ms. Raban joined us in March 2014 and served as Human Resources Manager at our manufacturing facility in Beit Kama. Ms. Raban has more than a decade of expertise in different positions in the field of human resources in the pharmaceutical industry. Prior to joining us, Ms. Raban served as a Human Resources Manager at Teva Pharmaceuticals Industries Ltd. Ms. Raban holds a B.A. degree in Humanities Social Science from Ben-Gurion University.

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

Directors

Leon Recanati has served on our board of directors since May 2005 and has served as Chairman since March 2013. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange.  Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., GlenRock Medical, Gov Financial Holdings Ltd. (“Gov”), Govli Limited, Microbes Inc., RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., and Shavit Capital Funds. Mr. Recanati currently serves as Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion – Israel Institute of Technology and Tel Aviv University.

David Tsur has served as Active Deputy Chairman of our board of directors since July 2015. Prior to that, Mr. Tsur served as our Chief Executive Officer and a director since our inception. Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Since January 2018, Mr. Tsur serves as a Chairman of the Board of Directors in CollPlant  Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a BA degree in Economics and International Relations and an MBA degree in Business Management, both from the Hebrew University of Jerusalem.

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

Avraham Berger has served on our board of directors since August 2016. Mr. Berger was initially elected as an external director (within the meaning of the Israeli Companies Law, 1999 (the “Companies Law”)) and served in such capacity until January 30, 2017, since which time he has served as an ordinary (non-external) director. Until 2014, Mr. Berger served as a senior partner and chief executive officer of PwC Israel, for more than 20 years.  Mr. Berger joined PwC Israel in 1976 and led it from 1991.  Mr. Berger has vast experience in mergers and acquisitions and complex public offerings, both in Israel and abroad.  Mr. Berger lectures at professional forums and has published several articles in the professional press.  Mr. Berger also serves as Chairman of the board of directors of TopAudio Ltd. and serves as director on the board of Weizmann Institute of Science.  Mr. Berger holds a BA degree in Accounting and Economics awarded from Tel Aviv University and is a certified public accountant in Israel.

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

Jonathan Hahn has served on our board of directors since March 2010. Mr. Hahn serves as the President and a director of Tuteur where he has been since 2013. Prior to that, Mr. Hahn served as Strategic Planning Manager at Tuteur and held a business development position at Forest Laboratories, Inc., based in New York. Mr. Hahn holds a BA degree from San Andrés University and an MBA degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

Prof. (Emeritus) Itzhak Krinsky, Ph.D, has served on our board of directors since December 2017. Prof. Krinsky has broad-based expertise in the pharmaceutical industry, years of experience in investment banking, and a distinguished academic career in finance and business economics. Prof. Krinsky developed extensive knowledge of the pharmaceutical industry during his 12 years of working at Teva Pharmaceutical Industries Ltd., from which he retired a few years ago. During his tenure at Teva, Prof. Krinsky served as Executive Vice President, Corporate Business Development, a member of the Teva Executive Committee, Chairman of Teva Japan, Chairman of Teva South Korea, and Head of Business Development Asia Pacific. Prior to joining Teva, Prof. Krinsky held various senior positions at investment banks in New York City, including with Bankers Trust, Deutsche Bank, and the Silverfern Group, Inc. Before his career on Wall Street, Prof. Krinsky was a Professor of Finance and Business Economics at the Michael G. DeGroote School of Business, McMaster University, Ontario, Canada.  Prof. Krinsky has published more than 80 articles in leading peer reviewed academic journals. Prof. Krinsky currently serves as a director in several private and public companies, including Globrands Ltd. since July 2018; Wavelength Pharmaceuticals since October 2017;  Achellos Therapeutics and Exodos Life Sciences Limited Partnership, both since April 2017; Noramco Inc. since September 2018;  and PolyPid Ltd. since December 2018. In 2014, Prof. Krinsky was named by SCRIP as one of the top 100 Global Leaders in the Pharmaceutical Industry. Prof. Krinsky received BA and MA degrees in Economics from Tel Aviv University, Israel and a Ph.D. in Economics from McMaster University in Canada.

Efrat Makov has served on our board of directors since December 2018. Ms. Makov serves as a director of BioLight Life Sciences Ltd. (TASE: BOLT) (formerly Bio Light Israeli Life Sciences Investments Ltd.), an emerging global ophthalmic company, since April 2011. Ms. Makov also serves as a director of Anchiano Therapeutics Ltd. (TASE: ANCN) (formerly BioCanCell Ltd.), a clinical-stage biopharmaceutical company. Ms. Makov served as the Chief Financial Officer of Alvarion Ltd. (formerly Nasdaq; TASE: ALVR), a global provider of autonomous Wi-Fi networks, from April 2007 to December 2010.  Ms. Makov served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly Nasdaq; TASE: ALDN) (n/k/a Safenet, Inc.), an information security leader specializing in authentication, software DRM and content security, from September 2005 to January 2007, where she was responsible for the finance, operations, information systems and human resources functions. Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, including as Vice President of Finance at Check Point Software Technologies Ltd. (Nasdaq: CHKP), a worldwide leader in IT security, from September 2002 to August 2005. Ms. Makov served as Director of Finance for NUR Macroprinters Ltd. (formerly Nasdaq: NURM) (n/k/a Ellomay Capital), from August 2000 to August 2002.  Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel and the United States.

Shmuel (Milky) Rubinstein has served on our board of directors since December 2017. Mr. Rubinstein has served as an external director of Clal Biotechnology Industries Ltd. since 2011. In addition, Mr. Rubinstein currently serves on the board of the directors of several companies, including Exalenz Breathtaking Solutions Ltd., since 2008, Medison Biotech Ltd., since 2011, Trima Pharma Ltd., since 2015, the National Authority for Yiddish Culture since 2014, and Ichilov Health Corporation since September 2017. Mr. Rubinstein serves as a member of the advisory board of Sol-Gel Ltd., since 2016. Mr. Rubinstein served as the Chairman of the board of directors of Tiltan Pharma Ltd. from 2015 until June 2017.  Mr. Rubinstein served as the Chief Executive Officer and General Manager of Taro Pharmaceuticals Industries Ltd. (NYSE:TARO) from 1990 to 2010. Mr. Rubinstein also acts as a consultant to several companies, including startup companies and for BDO. In 2003, Mr. Rubinstein received the Industry Award from the Manufacturers Association of Israel. Mr. Rubinstein is a graduate of the International Marketing Course of the Wharton School of Business, Philadelphia, the United States.

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

Board of Directors

Under our articles of association, the number of directors on our board of directors must be no less than five and no more than 11.  Our board of directors currently consists of nine directors, seven of whom qualify as “independent directors” under the Nasdaq listing requirements, such that we comply with the Nasdaq Listing Rule that requires that a majority of our board of directors be comprised of independent directors, within the meaning of Nasdaq Listing Rules.

Our directors are elected by the vote of a majority of the ordinary shares present, in person or by proxy, and voting at a shareholders’ meeting. Each director holds office until the first annual general meeting of shareholders following his or her appointment, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

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

However, according to a recent amendment to regulations promulgated under the Companies Law, a company whose shares are traded on certain stock exchanges outside Israel (including the Nasdaq Global Select Market, such as our company) that does not have a controlling shareholder and that complies with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt itself from the requirements of Israeli law with respect to (i) the requirement to appoint external directors and that one external director serve on each committee of the board of directors authorized to exercise any of the powers of the board of directors; (ii) certain limitations on the employment or service of an external director or his or her spouse, children or other relatives, following the cessation of the service as an outside director, by or for the company, its controlling shareholder or an entity controlled by the controlling shareholder; (iii) the composition, meetings and quorum of the audit committee; and (iv) the composition and meetings of the compensation committee.  If a company has elected to avail itself from the requirement to appoint external directors and at the time a director is appointed all members of the board of directors are of the same gender, a director of the other gender must be appointed.  According to the exemption, an external director serving at the time a company elects to adopt the exemption may continue to serve as an “ordinary” (non-external) director until the earlier of (i) the end of his/her term and (ii) the second annual general meeting after the adoption of the exemption (and thereafter may be re-elected for multiple terms), despite the two year “cooling off period during which former external directors are generally prohibited from serving in any capacity for an Israeli company following external director service.

On January 30, 2017, following analysis of our qualification to rely on the exemption, our board of directors determined to adopt the exemption. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and the composition of the audit committee and compensation committee under Israeli law.

Audit Committee

We have an audit committee consisting of Mr. Avraham Berger, Ms. Efrat Makov and Mr. Shmuel (Milky) Rubinstein. Mr. Avraham Berger serves as the chairman of the audit committee.

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

Compensation Committee

We have a compensation committee consisting of Mr. Leon Recanati, Mr. Avraham Berger, Mr. Asaf Frumerman and Prof. Itzhak Krinsky, Mr. Recanati serves as the chairman of the compensation committee.

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

Research and Development Committee

Our board of directors recently established a research and development committee, which currently consists of Mr. Michael Berelowitz, Mr. Shmuel (Milky) Rubinstein and Mr. David Tsur. Mr. Berelowitz serves as the chairman of the research and development committee.  The research and development committee assists the board of directors with oversight of our research and development strategy, the pipeline, the research and development function and other tasks as specifically decided by the board of directors.

Strategy Committee

Our strategy committee currently consists of Mr. Jonathan Hahn and Prof. Itzhak Krinsky, who serve as joint chairmen, Mr. David Tsur, Ms. Efrat Makov and Dr. Michael Berelowitz. Our strategy committee is responsible for directing our management in carrying out its various responsibilities related to our company’s long-term strategy, financial initiatives and strategic transactions.

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

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by the director in his or her capacity as a director; and

•	all other important information pertaining to such action.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

•	refrain from any act involving a conflict of interests between the performance of his or her duties to the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

In addition, certain shareholders have a duty to act with fairness towards the company. These shareholders include any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote, and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder or has another power with respect to the company. The Companies Law does not define the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

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

Our current compensation policy was approved by our shareholders on August 30, 2016 and was amended by our shareholders on November 30, 2017 and December 20, 2018.  Our compensation Policy applies to the following office holders: the chief executive officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and directors. The compensation policy has been drafted and approved in accordance with the requirements of the Companies Law and determines (among other things) the amount of the compensation of our office holders, its components, the maximum values for the various components of compensation, and the method for determining compensation.
e

Compensation of Directors

We pay our directors (other than Asaf Frumerman) an annual fee and per-meeting fees in the maximum amounts payable from time to time for such fees by us under the Second and Third Addendums, respectively (or, to the extent any director is determined to have financial and accounting expertise and is deemed an expert director (in each case, within the meaning of the Companies Law and the regulations thereunder), under the Fourth Addendum) to the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000, or the Compensation Regulations.  In accordance with the Compensation Regulations, we currently pay all of our directors (other than Asaf Frumerman) an annual fee of NIS 84,850 (approximately $22,639), as well as a fee of NIS 3,270 (approximately $872) for each board or committee meeting attended in person, NIS 1,962 (approximately $523) for each board or committee meeting attended via telephone or videoconference and NIS 1,635 (approximately $436) for participation by written consent.

We pay Mr. Tsur, in consideration for his services as Active Deputy Chairman on a half-time basis, in which capacity he has served since July 1, 2015, a monthly gross salary of NIS 45,000 (approximately $12,006), in addition to the annual fee and per-meeting fees described above.  Mr. Tsur is entitled to annual leave in accordance with Israeli law.  Either Mr. Tsur or we may terminate Mr. Tsur’s engagement as Active Deputy Chairman upon six months prior written notice (payment in lieu of such notice period is permitted at our discretion).  In the event of termination of Mr. Tsur’s engagement as Active Deputy Chairman by us other than for cause, Mr. Tsur shall be entitled to six gross monthly salaries, as well as additional deposits into his manager’s insurance policy.

From time to time, we grant options to directors. Most recently, in accordance with our shareholders’ approval, on December 20, 2018, we granted : (i) to each of our directors serving in such capacity prior to the 2018 annual general meeting and who were re-elected to serve as directors at the meeting  (other than Mr. Asaf Frumerman), (1) options to purchase 5,000 ordinary shares, exercisable on a cashless basis based on an exercise price of NIS 18.93 (approximately $5.04) per share; and (2) options to purchase 10,000 ordinary shares, exercisable on a cashless basis based on an exercise price of NIS 22.54 (approximately $6) per share (where, in each case, the exercise price is equal to the higher of (a) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the applicable date of the approval of the respective option grant by our board of directors plus 5% and (b) the closing price of our ordinary shares on the TASE on the applicable date of the approval of the respective option grant by our board of directors); and (ii) to Ms. Efrat Makov, who stood for election as a director for the first time at the 2018 annual general meeting, options to purchase 5,000 ordinary shares, exercisable on a cashless basis based on an exercise price of NIS 20.14 (approximately $5.36) per share (which is equal to the higher of (a) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the option grant by our shareholders at the meeting plus 5% and (b) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our shareholders at the meeting).  The foregoing options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  The options were granted under the 2011 Israeli Share Option Plan. The foregoing terms are in accordance with our compensation policy, as amended by our shareholders at the general meeting held on December 20, 2018.

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

Compensation of Executive Officers

The aggregate compensation incurred by us in relation to our executive officers and our Active Deputy Chairman of the Board of Directors, including share-based compensation, for the year ended December 31, 2018, was approximately $3.1 million. This amount includes approximately $256,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), namely our Chief Executive Officer, Chief Financial Officer, Vice President, Clinical Development and Medical Director for Pulmonary Diseases, Vice President, Research and Development and IP and Vice President, Regulatory Affairs and PVG, as of December 31, 2018.

Name and Position	Salary	Bonus(1)	Value of Options Granted(2)	Other(3)	Total
	(in thousands)
Amir London Chief Executive Officer	$327,408	$139,527	$56,614	$25,819	$549,368
Dr. Naveh Tov Vice President, Clinical Development and Medical Director for Pulmonary Diseases	$231,767	$39,288	$29,769	$15,173	$315,997
Chaime Orlev Chief Financial Officer	$217,441	$38,554	$32,238	$17,469	$305,702
Dr. Liliana Bar(4) Former Vice President, Research and Development and IP	$214,112	$64,534	$1,117	$17,191	$296,954
Eran Nir Vice President Operations	$198,987	$35,616	$32,701	$20,908	$288,212

(1)	The annual bonus is subject to the fulfillment of certain targets determined for each year by the compensation committee and board of directors.

(2)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2018 with respect to all options granted to such executive officer.

(3)	Cost of use of company car.

(4)	Dr. Bar ceased to serve as our Vice President, Research and Development and IP in January 2019.

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

Chaime Orlev, Chief Financial Officer. Effective as of October 1, 2017, we entered into an employment agreement with Mr. Chaime Orlev with respect to his employment as our Chief Financial Officer. Either party may terminate the agreement at any time upon three months' prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

Dr. Liliana Bar, Former Vice President, Research and Development and IP. Effective as of June 17, 2012, we entered into an employment agreement with Dr. Liliana Bar with respect to her employment as our Vice President, Research and Development and IP. Either party was entitled to terminate the agreement at any time upon two months' prior written notice to the other party, and we were entitled to terminate the agreement immediately for cause in accordance with Israeli law.  In January 2019, Dr. Bar ceased to serve in such position and her employment with our company terminated.

Eran Nir, Vice President Operations. Effective as of November 1, 2016, we entered into an employment agreement with Mr. Eran Nir with respect to his employment as our Vice President, Operations. Either party may terminate the agreement at any time upon two months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

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

Employees

As of December 31, 2018, we employed 408 employees, according to the following division: 202 in Operations, 104 in Quality, 20 in Research and Development, 17 in Regulation, 19 in Business Development, 8 in Medical & Clinical, 14 in Human Resources & Administration and 24 in Finance (our Procurement Department merged into the Finance department). As of December 31, 2017, we employed 413 employees, according to the following division: 199 in Operations, 104 in Quality, 21 in Research and Development, 20 in Regulation, 16 in Business Development, 12 in Medical & Clinical, 16 in Human Resources & Administration and 25 in Finance (our Procurement Department merged into the Finance department). As of December 31, 2016, we employed 377 employees, according to the following division: 193 in Operations (including Procurement Department), 92 in Quality, 19 in Research and Development, 19 in Regulation, 17 in Business Development, 8 in Medical, 14 in Human Resources and 15 in Finance.

We signed a collective bargaining agreement with the Histadrut (General Federation of Labor in Israel) and the employees’ committee established by our employees at our Beit Kama facility in December 2013, which expired in December 2017. In July 2018, during the course of our negotiations with the Histadrut and the employees’ committee on the extension of the collective bargaining agreement beyond the December 2017 expiration, the employee’s committee commenced a labor strike, which continued for approximately one month. In November 2018, we signed a new collective bargaining agreement with the employees’ committee and the Histadrut, which will expire in December 2021. Approximately 59% of our employees, all of whom are located at our Beit Kama facility, currently work under the collective bargaining agreement signed in November 2018. The collective bargaining agreement governs certain aspects of our employee-employer relations, such as: firing procedures, annual salary raise, eligibility for certain compensation terms and welfare.

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

The percentage of beneficial ownership of our ordinary shares is based on 40,295,078 ordinary shares outstanding as of February 26, 2019 Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of this Annual Report are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Name	Number	Percentage
Amir London (1)	206,375	*
Chaime Orlev (2)	11,805	*
Michal Ayalon	-	-
Yael Brenner (3)	40,526	*
Eitan Kyiet (4)	5,000	*
Eran Nir (5)	20,597	*
Orit Pinchuk (6)	43,025	*
Ariella Raban (7)	18,189	*
Dr. Michal Stein (8)	12,588	*
Dr. Naveh Tov (9)	30,350	*
Leon Recanati (10)	4,025,936	9.98%
David Tsur (11)	1,079,100	2.66%
Dr. Michael Berelowitz (12)	4,688	*
Avraham Berger (13)	4,688	*
Asaf Frumerman(14)	-	-
Jonathan Hahn (15)	3,095,188	7.68%
Prof. Itzhak Krinsky, Ph.D (16)	5,250	*
Efrat Makov	-	-
Shmuel (Milky) Rubinstein (17)	4,383	*
Directors and Executive Officers as a group (19 persons)	8,650,186	21.09%
________

*          Less than 1% of our ordinary shares.

(1)
Includes 4,875 ordinary shares, 37,125 restricted shares and options to purchase 164,375 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 25.00 (or $6.67) per share, which expire between May 15, 2020 and June 20, 2025. Does not include unvested options to purchase 109,125 ordinary shares that are not exercisable within 60 days of this Annual Report.

(2)	Represents 11,805 restricted shares. Does not include unvested options to purchase 19,794 ordinary shares that are not exercisable within 60 days of this Annual Report.

(3)
Includes 1,959 ordinary shares, 6,441 restricted shares and options to purchase 32,126 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 18.49 (or $4.93) per share, which expire between October 27, 2021 and December 27, 2024. Does not include unvested options to purchase 18,075 ordinary shares that are not exercisable within 60 days of this Annual Report.

(4)	Represents 5,000 restricted shares.

(5)
Represents 2,915 ordinary shares,  7,651 restricted shares and options to purchase 10,031 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 21.74 (or $5.80) per share, which expire between May 24, 2023 and December 27, 2024.  Does not include unvested options to purchase 21,669 ordinary shares that are not exercisable within 60 days of this Annual Report.

(6)
Includes 1,959 ordinary shares, 6,441 restricted shares and options to purchase 34,625 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 39.36 (or $10.50) per share, which expire between July 13, 2020 and December 27, 2024.  Does not include unvested options to purchase 18,076 ordinary shares that are not exercisable within 60 days of this Annual Report.

(7)
Includes 313 ordinary shares,  5,687 restricted shares and options to purchase 12,189 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 47.18 (or $13.61) per share, which expire between October 27, 2021 and December 27, 2024.  Does not include unvested options to purchase 17,812 ordinary shares that are not exercisable within 60 days of this Annual Report

(8)
Includes 1,302 ordinary shares, 6,598 restricted shares and options to purchase 4,688 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 20.94 (or $5.59) per share, which expire between May 14, 2020 and December 27, 2024. Does not include unvested options to purchase 19,012 ordinary shares that are not exercisable within 60 days of this Annual Report.

(9)
Includes 3,176 ordinary shares, 7,391 restricted shares and options to purchase 19,783 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 27.19 (or $7.26) per share, which expire between May 15, 2020 and December 27, 2024. Does not include unvested options to purchase 19,919 ordinary shares that are not exercisable within 60 days of this Annual Report.

(10)
Mr. Recanati holds 677,479 ordinary shares directly and 3,295,644 ordinary shares indirectly through Gov. Gov is wholly-owned by Mr. Recanati, the Chairman of our board of directors, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 52,813 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 47.35 (or $12.63) per share, which expire between May 14, 2020 and June 20, 2025. Does not include unvested options to purchase 22,188 ordinary shares that are not exercisable within 60 days of this Annual Report.

(11)
Mr. David Tsur directly holds 771,287 ordinary shares and  options to purchase 307,813 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 48.38 (or $12.91) per share, which expire between November 30, 2019 and June 20, 2025. Does not include unvested options to purchase 22,188 ordinary shares that are not exercisable within 60 days of this Annual Report.

(12)
Subject to options to purchase 4,688 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 17.46 (or $4.66) per share, which expire between March 2, 2023 and June 20, 2025. Does not include unvested options to purchase 20,313 ordinary shares that are not exercisable within 60 days of this Annual Report.

(13)
Subject to options to purchase 4,688 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 17.46 (or $4.66) per share, which expire between March 2, 2023 and June 20, 2025. Does not include unvested options to purchase 20,313 ordinary shares that are not exercisable within 60 days of this Annual Report.

(14)
We were informed by Mr. Frumerman that he is a partner at Brosh Capital Partners L.P.  For information regarding the holdings of the Brosh Capital Partners group, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

(15)
Mr. Jonathan Hahn directly holds 313,841 ordinary shares and options to purchase 29,686 ordinary shares exercisable within 60 days of this Annual Report, at an exercise price of NIS 44.28 (or $11.81) per share, which expire between May 14, 2020 and June 20, 2025. In addition, we were informed that Mr. Hahn holds 25% of the shares of Sinara Financing S.A. (“Sinara”), which holds 100% of the shares of Damar, which directly holds 2,751,661 ordinary shares. We were informed that additional 50% of the shares of Sinara are held by Mr. Hahn’s siblings, who also directly hold an aggregate 576,649 ordinary shares. Does not include unvested options to purchase 20,316 ordinary shares that are not exercisable within 60 days of this Annual Report.

(16)	Prof. Krinsky holds 5,250 ordinary shares directly. Does not include unvested options to purchase 15,000 ordinary shares that are not exercisable within 60 days of this Annual Report.

(17)	Mr. Rubinstein holds 4,383 ordinary shares directly.

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

As of December 31, 2018, an aggregate of 500,886 ordinary shares were reserved for future issuance under the 2011 Plan (subject to certain adjustments specified in the 2011 Plan), and options to purchase 2,445,597 ordinary shares were outstanding under the 2011 Plan and 139,706 restricted shares were outstanding under the 2011 Plan.  Any ordinary shares underlying options that expire prior to exercise or restricted shares that are forfeited under the 2011 Plan will become again available for issuance under the 2011 Plan.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each person known to us to own beneficially more than 5% of our ordinary shares.

The percentage of beneficial ownership of our ordinary shares is based on 40,295,078 ordinary shares outstanding as of February 26, 2019. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of this Annual Report are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Name	Number	Percentage
Leon Recanati(1)	4,025,617	9.98%
Hahn Family(2)	3,671,837	9.11%
Meitav Dash Investments Ltd. (3)	3,514,556	8.72%
Brosh Capital Partners L.P.(4)	3,094,721	7.68%
The Phoenix Holding Ltd.(5)	2,787,346	6.92%
_________________

(1)
Mr. Recanati holds 677,479 ordinary shares directly and 3,295,644 ordinary shares indirectly through Gov.  Gov is wholly-owned by Mr. Recanati, the Chairman of our Board of Directors, who exercises sole voting and investment power over the shares held by Gov.  In addition, includes options to purchase 52,494 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 47.35 (or $12.63) per share, which expire between May 14, 2020 and June 20, 2025. Does not include unvested options to purchase 22,188 ordinary shares that are not exercisable within 60 days of this Annual Report.

(2)
According to Amendment No. 5 to Schedule 13G filed with the SEC on February 14, 2019, Damar, a company registered in Panama, directly holds 2,751,661 ordinary shares.  According to the Statement, Damar is wholly-owned by Sinara Financing S.A., which is jointly owned by Mr. Jonathan Hahn, Ms. Tamar Hahn, Mr. Nicolas Hahn and the Fundacion Martinez.  In addition, according to the Schedule 13G/A, Mr. Jonathan Hahn directly holds 313,841 ordinary shares, Ms. Tamar Hahn directly holds 288,324 ordinary shares and Mr. Nicolas Rodolfo Hahn directly holds 288,325 ordinary shares. Includes options to purchase 29,366 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 44.28 (or $11.81) per share, which expire between May 14, 2020 and May 30, 2024.  Does not include unvested options to purchase 20,316 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table.

(3)
According to Amendment No.6 to Schedule 13G filed on February 7, 2019, the reported securities are beneficially owned by various direct or indirect majority or wholly-owned subsidiaries of Meitav Dash Investments Ltd.

(4)
Based solely upon, and qualified in its entirety with reference to, Amendment No. 2 to Schedule 13D filed with the SEC on November 13, 2017.  According to the Schedule 13D, (a) Brosh Capital Partners, L.P., a Cayman Islands limited partnership (“Brosh”), beneficially owns 2,411,175 ordinary shares; (b) Exodus Management Israel Ltd., an Israeli company, which serves as the general partner of Brosh (“Exodus GP”) and as portfolio manager for a certain managed account (the “Exodus Managed Account”), may be deemed the beneficial owner of the (i) 2,411,175 ordinary shares directly owned by Brosh and (ii) 155,719 ordinary shares held in the Exodus Managed Account; (c) Mr. Amir Efrati, as the portfolio manager of each of Brosh and Exodus GP and because of certain Power of Attorney Agreements between him and each of Mr. Aharon Biram and Ms. Deutsch, may be deemed the beneficial owner of the (i) 2,411,175 ordinary shares owned by Brosh, (ii) 155,719 ordinary shares held in the Exodus Managed Account, (iii) 233,653 ordinary shares owned by Mr. Biram and (iv) 294,174 ordinary shares owned by Ms. Esther Deutsch; (d) Mr. Aharon Biram beneficially owns 233,653 ordinary shares; and (e) Ms. Esther Deutsch beneficially owns 294,174 ordinary shares.

(5)
Based solely upon, and qualified in its entirety with reference to Amendment No. 5 to Schedule 13G filed with the SEC on February 14, 2019.  According to the Statement, the shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd.  The Phoenix Holding Ltd. is a controlled subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding shares and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.  Each of the reporting persons disclaims beneficial ownership of the reported shares in excess of their actual pecuniary interest therein.

To our knowledge, based on information provided to us by our transfer agent in the United States, as of February 27, 2019, we had one shareholder of record who was registered with an address in the United States, holding approximately 25.37 % of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders during the past three years have been the following: From January 1, 2016 to the date of this Annual Report, the ownership percentage of Hahn family decreased by 1.68% from 10.79% to 9.11%. Mr. Leon Recanati's ownership percentage decreased by 0.93% from 10.91% to 9.98% during such period. The Phoenix Holdings Group ownership percentage decreased by 0.91% from 7.83% to 6.92% during such period. The DS Apex group’s ownership percentage increased by 1.45% from 7.83% to 8.72% during such period. The Brosh Capital Partners group’s ownership percentage increased from less than 5% to 7.68% during such period.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related Party Transactions

Tuteur S.A.C.I.F.I.A.

In August 2011, we entered into a distribution agreement with Tuteur that amends and restates a distribution agreement we entered into in November 2001. Tuteur is a company organized under the laws of Argentina and was formerly controlled by Mr. Ralf Hahn, the former Chairman of our board of directors. Mr. Hahn’s son, Mr. Jonathan Hahn, a director, is currently the President and a director of Tuteur. The amendment to the agreement was made as an arm’s length transaction, in connection with the expected completion of Glassia’s registration in Argentina and the commencement of its marketing in Argentina. On August 19, 2014, we entered into an amendment to the distribution agreement in order to add KamRho(D) as an additional product to be distributed by Tuteur and expanded the territories to include Bolivia. On January 21, 2019, we entered into an additional amendment to the distribution agreement in order to change the terms of payments by Tuteur, change the terms of shipment, appoint a sub-distributor in Paraguay and to extend a fixed discount for the Glassia, per vial, sale price in exchange for obtaining a bank guarantee from Tuteur to cover any future supply of products.  Pursuant to the distribution agreement, as amended, Tuteur serves as the exclusive distributor of Glassia and KamRho(D), in Argentina, Paraguay and Bolivia. Tuteur is obligated under the agreement to commence marketing, sales and distribution of the products within each country covered by the agreement within two months after the grant of regulatory approval in each such country. Commencing the second year following the date that Tuteur commences sales of the product in Argentina, Tuteur will be obligated to purchase minimum amounts of products in the territories, in the total annual amount of not less than $1,006,800. In 2016, Tuteur was awarded a one-time success bonus in the amount of $100,000 based on achieving certain sales targets in 2015. In 2016, our board of directors approved the payment to Tuteur of a non-material amount to be used for the purpose of marketing activities aimed at locating new AATD patients and increasing the overall number of AATD patients treated with Glassia in Argentina. Such amount will be paid in several installments, according to Tuteur's actual expenses for such purpose, until the end of September 2019.

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

Khairi S.A.

On June 4, 2016, we entered into a distribution agreement with Khairi S.A. (“Khairi”) for the distribution by Khairi of Glassia and KamRho(D) in Uruguay.  Distribution rights for Glassia and KamRho(D) in Uruguay were originally granted to Tuteur; however, as Tuteur is not incorporated in Uruguay, according to local regulatory requirements its ability to distribute pharmaceutical products in Uruguay is limited, while Khairi, which is located in the free trading zone in Uruguay, is not so limited.  The distribution agreement with Khairi is an arm’s length transaction, based on the terms of the distribution agreement previously signed with Tuteur. Mr. Leon Recanati (the Chairman of our board of directors), Mr. Jonathan Hahn (a director) and his siblings and Mr. Reuven Behar (who served as a director from April 2013 until May 2016) are shareholders of Khairi.  Mr. Reuven Behar serves as the chairman of the board of directors of Khairi.  In 2016, Khari distributed our AAT product in Cuba in a non-material amount. In 2017, Khairi did not distribute any of our products. In 2018, we received regulatory approval to market our Glassia product in Uruguay through Khairi and first shipment was performed. Our audit committee and board of directors approved the engagement of Khairi in accordance with the Companies Law.

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

Brosh Letter Agreement

On November 9, 2017, we entered into a letter agreement with Brosh Capital Partners, L.P. and certain of its affiliates (collectively, “Brosh”) regarding, among other things, amending the agenda for our 2017 annual general meeting of shareholders with respect to director nominees and board composition. At the 2017 annual general meeting, Mr. Asaf Frumerman, a nominee of Brosh, as well as industry experts, Prof. Itzhak Krinsky, Ph.D and Mr. Shmuel (Milky) Rubinstein, were added as members of our Board of Directors. The letter agreement terminated in accordance with its terms on November 9, 2018.

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

	Price Per Ordinary Share
	High	Low
Annual:
2018	$6.45	$4.35
2017	$8.61	$3.75
2016	$6.29	$3.26
2015	$5.15	$3.09
2014	$17.95	$3.02

Quarterly:
Fourth Quarter 2018	$6.35	$4.63
Third Quarter 2018	$6.45	$4.80
Second Quarter 2018	$5.40	$4.35
First Quarter 2018	$5.75	$4.55
Fourth Quarter 2017	$5.25	$4.26
Third Quarter 2017	$6.05	$3.75
Second Quarter 2017	$8.61	$5.40
First Quarter 2017	$7.25	$5.50

Most Recent Six Months:
February 2019	$6.43	$5.05
January 2019	$5.40	$5.05
December 2018	$5.40	$4.63
November 2018	$5.88	$5.05
October 2018	$6.35	$5.02
September 2018	$6.45	$5.68

On February 25, 2019, the last reported sale price of our ordinary shares on the Nasdaq Global Select Market was $6.10 per share.

Tel Aviv Stock Exchange

The following table sets forth, for the periods indicated, the reported high and low sales prices of our ordinary shares on the TASE in NIS and U.S. dollars at a rate of $1.00 = NIS 3.605, the exchange rate published by the Bank of Israel as February 25, 2019.

	NIS		$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2018	23.20	15.05	6.44	4.17
2017	29.20	14.81	8.45	4.29
2016	23.25	13.10	6.32	3.56
2015	19.45	12.09	4.97	3.09
2014	62.00	11.60	15.85	2.97

Quarterly:
Fourth Quarter 2018	23.20	17.32	6.44	4.80
Third Quarter 2018	22.50	18.75	6.24	5.20
Second Quarter 2018	18.98	15.05	5.26	4.17
First Quarter 2018	19.67	16.02	5.46	4.44
Fourth Quarter 2017	18.40	15.25	5.32	4.41
Third Quarter 2017	21.30	14.81	6.16	4.29
Second Quarter 2017	29.20	19.05	8.45	5.51
First Quarter 2017	27.10	20.89	7.84	6.04

Most Recent Six Months:
February 2019	21.75	18.60	6.03	5.16
January 2019	19.77	18.60	5.48	5.16
December 2018	19.82	17.32	5.50	4.80
November 2018	20.85	20.10	5.78	5.58
October 2018	23.20	22.70	6.44	6.30
September 2018	22.50	22.13	6.24	6.14

On February 25, 2019, the last reported sale price of our ordinary shares on the TASE was NIS 21.55 per share, or $5.98 per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.605 = $1.00).

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

Tax Law

Israeli tax law treats some acquisitions, such as stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges ordinary shares in an Israeli company for shares in a non-Israeli corporation to immediate taxation unless such shareholder receives authorization from the Israel Tax Authority for different tax treatment.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, which has decreased in recent years, from a rate of 26.5% in 2014 and 2015 to 25% in 2016 and to 24% in 2017, and further decreased to 23% in 2018 and thereafter. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

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

Privileged Enterprise

We obtained a tax ruling from the Israel Tax Authority according to which, among other things, our activity has been qualified as an “industrial activity”, as defined in the Investment Law and is also eligible to tax benefits as a Privileged Enterprise under the “Tax Benefit Track,” which will apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income.

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

However, a company that pays a dividend out of income generated during the tax exemption period from the Privileged/Approved Enterprise is subject to deferred corporate tax with respect to the otherwise exempt income (grossed-up to reflect the pre-tax income that we would have had to earn in order to distribute the dividend) at the corporate tax rate which would have applied if the company had not enjoyed the exemption (i.e. at a reduced tax rate between 10% and 25%, depending on the level of foreign investment). A company is generally required to withhold tax on such distribution at a rate of 20% (or a reduced rate under an applicable double tax treaty, subject to the approval by the Israel Tax Authority).

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

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident – 20% subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

The Encouragement of Industrial Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as The Encouragement of Industrial Research and Development Law, 5744-1984)

We have received grants from the Government of the State of Israel through the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (the “IIA”) (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy (the “OCS”)), for the financing of a portion of our research and development expenditures pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial and Development Law, 5744-1984) (the “Research Law”) and related regulations. We previously received funding from the IIA for five research and development programs, in the aggregate amount of approximately $1.7 million as of December 31, 2018, which amount has accrued aggregate interest of approximately $8,252 as of such date, and we had paid aggregate royalties to the IIA for these programs in the amount of approximately $1.0 million and had a contingent liability to the IIA in the amount of approximately $0.7 million (excluding any interest thereon) as of December 31, 2018.

Under the Research Law, research and development programs which meet specified criteria and are approved by the IIA (formerly the OCS) are eligible for grants. Under the Research Law, as currently in effect, the grants awarded are typically up to 50% of the project’s expenditures. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Research Law, as currently in effect, generally provide for the payment of royalties of 3% to 5% on sales of products and services based on technology developed using grants, until 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant is repaid, with interest at the rate of 12-month LIBOR. The terms of the IIA grants generally require that products developed with such grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the State of Israel. However, this does not restrict the export of products that incorporate the funded technology. The royalty repayment ceiling can reach up to three times the amount of the grant received if manufacturing is moved outside of Israel, and if the funded technology itself is transferred outside of Israel, the royalty ceiling can reach up to six times the amount of grants (plus interest).  Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Research Law.  If we fail to comply with any of the conditions and restrictions imposed by the Research Law, or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and, in certain circumstances, may be subject to criminal charges.

Taxation of Our Shareholders

This discussion does not address the tax consequences applicable to shareholders that own, or have owned at any time, directly or indirectly, 10% or more of our shares (“Controlling Shareholders”), and such shareholders should consult their tax advisers as to the tax consequences of owning or disposing of our shares.

Capital gains

Under present Israeli tax legislation, the tax rate applicable to real capital gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate (which was 26.5% in 2014 and 2015, reduced to 25% in 2016 and 24% in 2017 and reduced to 23% in 2018 and thereafter).

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

Furthermore, an additional tax liability at the rate of 2% in the years 2014-2016 and 3% in 2017 onwards is added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 803,520 in 2016, and NIS 640,000 in 2017 and NIS 641,880 in 2018.

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

Dividends

Our company is obligated to withhold tax, at the rate of 20%, upon the distribution of a dividend attributed to an Approved/Privileged Enterprise’s income, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. If the dividend is distributed from income not attributed to an Approved/Privileged Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 25% (or 30% in the case of a Substantial Shareholder) and (iii) non-Israeli residents (whether an individual or a corporation) — 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Generally, the withholding rate will not be reduced under the Israel-U.S.A. Double Tax Treaty.

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

Based on the financial information currently available to us and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ended  December 31, 2018 However, this determination could be subject to change. If, contrary to our expectations, we were to be classified as a PFIC, U.S. Holders of ordinary shares may be required to file form 8621 with respect to their ownership of our ordinary shares in the year in which we were a PFIC. U.S. Holders of our ordinary shares should consult their tax advisors in this regard.

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

For the years ended December 31, 2018, 2017 and 2016, we have witnessed high volatility in the U.S. dollar exchange rate. This fact impacts our revenues from the Distribution segment, where prices are denominated in or linked to the NIS upon delivery of product while our expenses for the purchase of raw materials and imported goods in the Distribution segment are in U.S. dollars and part of our development and marketing expenses are paid in NIS.

We attempt to mitigate our currency exposure by matching assets denominated in NIS currency with liabilities denominated in NIS. In the Distribution segment, we attempt to mitigate foreign currency exposure by matching Euro denominated expenses with Euro denominated revenues. Additionally, we used, and from time to time, will continue to use, currency hedging transactions using financial derivatives and forward currency contracts. We attempt to enter into forward currency contracts with critical terms that match those of the underlying exposure. As of December 31, 2018, we had open transactions in derivatives in the amount of approximately $21.4 million. We regularly monitor and review the need for currency hedging transactions in accordance with trend analysis.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
Year ended December 31, 2016	(1.2)
Year ended December 31, 2017	(6.3)
Year ended December 31, 2018	8.1

As of December 31, 2018, we had excess liabilities over assets denominated in NIS in the amount of $0.4 million. When the U.S. dollar appreciates against the NIS, we recognize financial expenses with respect to exchange rate differences. When the U.S. dollar devalues against the NIS, we recognize financial revenues.

As of December 31, 2018, we had foreign currency exposures to currencies other than U.S. dollars amounting to $3.9 million in excess liabilities over assets. Most of this exposure is to the Euro.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our financial assets by $1.2 million, $1.3 million and $1.3 million as of December 31, 2018, 2017 and 2016, respectively.

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

As of December 31, 2018, we have used a large portion of the net proceeds of our initial public offering. We intend to use the remaining net proceeds we received from our initial public offering as disclosed in our Registration Statement on Form F-1.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2018, pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2018 was effective.

(c) Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2018.  The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

Item 16C. Principal Accountant Fees and Services

During the years ended December 31, 2018 and 2017, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm:

	Year Ended December 31,
	2018	2017
Audit Fees(1)	$260,000	$190,000
Audit-Related Fees(2)	-	110,000
Tax Fees (3)	14,702	5,023
Other (4)	39,728	2,977
Total	$314,430	$308,000
___________
(1)
Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings. In 2018, audit fees include fees in connection with the auditor attestation report on the effectiveness of our internal control over financial reporting as we ceased to be an emerging growth company as of December 31, 2018.

(2)	Audit-related fees in 2017 are for services rendered by our auditors in connection with our 2017 underwritten public offering.

(3)	Tax services in 2017 rendered by our auditors were for equity incentive awards. Tax services in 2018 rendered by our auditors were for compliance with tax regulation.

(4)	Other fees are for services rendered in connection with business continuity methodology support and policy implementation of new regulation.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2018, neither the company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the company’s ordinary shares.

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

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For more information, see “Item 3. Key Information —D. Risk Factors — As we are a ‘foreign private issuer’ and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.” We are also required to comply with Israeli corporate governance requirements under the Companies Law applicable to Israeli public companies, such as us, whose shares are also listed for trade on an exchange outside Israel.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Consolidated Financial Statements are set forth under Item 18.

Item 18. Financial Statements

Our Consolidated Financial Statements beginning on pages F-1 through F-57, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

Page

Report of Independent Registered Public Accounting Firm	F - 2 - F - 3

Consolidated Financial Statements as of December 31, 2018:
Consolidated Balance Sheets	F - 4
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)	F - 5
Consolidated Statements of Changes in Equity	F - 6
Consolidated Statements of Cash Flows	F - 7 - F - 8
Notes to the Consolidated Financial Statements	F - 9 - F - 57

Item 19. Exhibits

Exhibit No.	Description
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

4.26	Compensation Policy
4.27	Kamada Ltd. 2011 Israeli Share Award Plan (incorporated by reference to Exhibit 4.2 to the Form S-8 filed with the Securities and Exchange Commission on February 9, 2017).
4.28†
1st Addendum to Supply And Distribution Agreement dated October 15, 2016 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.32 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017).

4.29†	2nd Addendum to Supply And Distribution Agreement dated October 11, 2018 between Kamada Ltd., and Kedrion S.p.A.
4.30
Termination Agreement dated as of November 14, 2017 by and between Kamada Ltd. and Chiesi Farmaceutici S.p.A. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2018).

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
Chaime Orlev
Chief Financial Officer

Date: February 27, 2019

Kamada Ltd. and its subsidiaries

Kamada Ltd.

Consolidated Financial Statements as of December 31, 2018

Kamada Ltd. and its subsidiaries

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KAMADA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kamada Ltd (and subsidiary) (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated February 27, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
Tel-Aviv, Israel
February 27, 2019

Kamada Ltd. and its subsidiaries

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KAMADA LTD.

Opinion on Internal Control Over Financial Reporting
We have audited Kamada Ltd’s (and subsidiary) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Kamada Ltd. (and subsidiary) (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated February 27, 2019 expressed an unqualified opinion thereon.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
February 27, 2019

Kamada Ltd. and its subsidiaries

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2018	2017
Assets	Note	U.S. Dollars in thousands
Current Assets
Cash and cash equivalents	5	$18,093	$12,681
Short-term investments	6	32,499	30,338
Trade receivables, net	7	27,674	30,662
Other accounts receivables	8	3,308	2,132
Inventories	9	29,316	21,070
Total Current Assets		110,890	96,883

Non-Current Assets
Property, plant and equipment, net	10	25,004	25,178
Other long term assets	11	174	49
Deferred taxes	21	2,048	-
Total Non-Current Assets		27,226	25,227
Total Assets		$138,116	$122,110

Liabilities
Current Liabilities
Current maturities of loans and capital leases	14	562	614
Trade payables	12	17,285	18,036
Other accounts payables	13	5,261	5,820
Deferred revenues	17a,b	461	4,927
Total Current Liabilities		23,569	29,397

Non-Current Liabilities
Loans and capital leases	14	716	1,370
Deferred revenues	17	668	707
Employee benefit liabilities, net	16a,b	787	1,144
Total Non-Current Liabilities		2,171	3,221

Shareholder's Equity	19
Ordinary shares		10,409	10,400
Additional paid in capital net		179,147	177,874
Capital reserve due to translation to presentation currency		(3,490)	(3,490)
Capital reserve from hedges		(57)	46
Capital reserve from securities measured at fair value through other comprehensive income		34	(4)
Capital reserve from share-based payments		9,353	9,566
Capital reserve from employee benefits		4	(337)
Accumulated deficit		(83,024)	(104,563)
Total Shareholder’s Equity		112,376	89,492
Total Liabilities and Shareholder’s Equity		$138,116	$122,110

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

		For the Year Ended December 31,
		2018	2017	2016
	Note	U.S. Dollars in thousands, except for share and per share data

Revenues from proprietary products		$90,784	$79,559	$55,958
Revenues from distribution		23,685	23,266	21,536

Total revenues	22a,b	114,469	102,825	77,494

Cost of revenues from proprietary products		52,796	51,335	37,723
Cost of revenues from distribution		20,201	19,402	18,411

Total cost of revenues	22c	72,997	70,737	56,134

Gross profit		41,472	32,088	21,360

Research and development expenses	22d	9,747	11,973	16,245
Selling and marketing expenses	22e	3,630	4,398	3,243
General and administrative expenses	22f	8,525	8,273	7,353
Other expense		311	-	-
Operating income (loss)		19,259	7,444	(5,481)

Financial income	22g	820	500	469
Income (expense) in respect of currency exchange differences and derivatives instruments, net		602	(612)	127
Financial expenses	22g	(340)	(162)	(126)
Income (loss) before tax on income		20,341	7,170	(5,011)
Taxes on income	21	(1,955)	269	1,722

Net Income (loss)		22,296	6,901	(6,733)

Other Comprehensive Income (loss) :
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income		51	(23)	(54)
Gain (loss) on cash flow hedges		(176)	329	47
Net amounts transferred to the statement of profit or loss for cash flow hedges		70	(256)	(73)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans		340	(256)	(22)
Deferred tax		(9)	-	-
Total comprehensive income (loss)		$22,572	$6,695	$(6,835)

Income (loss) per share attributable to equity holders of the Company:	23
Basic income (loss) per share		$0.55	$0.18	$(0.18)
Diluted income (loss) per share		$0.55	$0.18	$(0.18)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Statements of Changes in Equity

			Capital reserve from Available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share based payments	Capital reserve from employee benefits
		Additional paid in capital
	Share capital							Accumulated deficit	Total equity

	U.S. Dollars in thousands
Balance as of December 31, 2015	$9,320	$162,238	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507
Net income								(6,733)	(6,733)
Other comprehensive income (loss)	-	-	(54)	-	(26)	-	(22)		(102)
Total comprehensive income (loss)	-	-	(54)	-	(26)	-	(22)	(6,733)	(6,835)
Exercise and forfeiture of share-based payment into shares	*	433	-			(433)	-	-	*
Cost of share-based payment						1,071	-	-	1,071
Balance as of December 31, 2016	$9,320	$162,671	$19	$(3,490)	$(27)	$9,795	$(81)	$(111,464)	$66,743
Net income	-	-	-	-	-	-	-	6,901	6,901
Other comprehensive income (loss)	-	-	(23)	-	73	-	(256)	-	(206)
Total comprehensive income (loss)	-	-	(23)	-	73	-	(256)	6,901	6,695
Exercise and forfeiture of share-based payment into shares	3	712	-	-	-	(712)	-	-	3
Issuance of ordinary shares, net of issuance costs	1,077	14,491	-	-	-	-	-	-	15,568
Cost of share-based payment	-	-	-	-	-	483	-	-	483
Balance as of December 31, 2017	$10,400	$177,874	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492
Cumulative effect of initially applying IFRS 15	-	-	-	-	-	-	-	(757)	(757)
Balance as at January 1, 2018 (after initially applying IFRS 15)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(105,320)	88,735
net income	-	-	-	-	-	-	-	22,296	22,296
Other comprehensive income, net	-	-	38	-	(103)	-	341	-	276
Total comprehensive income (loss)	-	-	38	-	(103)	-	341	22,296	22,572
Exercise and forfeiture of share-based payment into shares	9	1,161	-	-	-	(1,161)	-	-	9
Cost of share-based payment	-	-	-	-	-	948	-	-	948
Deferred taxes	-	112	-	-	-	-	-	-	112
Balance as of December 31, 2018	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376

* Represent an amount lower than $1 thousands.

The accompanying notes are an integral part of the Consolidated Financial Statements

Kamada Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2018	2017	2016
	Note	U.S. Dollars in thousands
Cash Flows from Operating Activities
Net income (loss)		$22,296	$6,901	$(6,733)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation, amortization and impairment	10	3,703	3,523	3,501
Financial expenses (income), net		(1,082)	274	(470)
Cost of share-based payment	20	948	483	1,071
Taxes on income	21	(1,955)	269	1,722
Loss (gain) from sale of property and equipment		55	(52)	(18)
Change in employee benefit liabilities, net		(16)	166	(87)
		1,653	4,663	5,719
Changes in asset and liability items:
Decrease (increase) in trade receivables, net		2,311	(9,967)	3,489
Decrease (increase) in other accounts receivables		(1,336)	328	211
Decrease (increase) in inventories		(8,246)	4,524	742
Decrease (increase) in deferred expenses		235	594	(433)
Decrease in trade payables		(1,116)	(838)	(2,650)
Increase (decrease) in other accounts payables		(658)	71	1,520
Decrease in deferred revenues		(5,256)	(2,930)	1,035
		(14,066)	(8,218)	3,914
Cash received (paid) during the year for:
Interest paid		(54)	(21)	(60)
Interest received		739	399	842
Taxes paid		(22)	(116)	(1,785)
		663	262	(1,003)

Net cash provided by operating activities		$10,546	$3,608	$1,897

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2018	2017	2016
	Note	U.S. Dollars in thousands
Cash Flows from Investing Activities

Investment in short term investments, net		$(2,322)	$(11,501)	$4,236
Purchase of property and equipment and intangible assets	10	(2,884)	(4,167)	(2,641)
Proceeds from sale of property and equipment		30	60	42
Net cash used in investing activities		(5,176)	(15,608)	1,637

Cash Flows from Financing Activities

Proceeds from exercise of share base payments		9	3	*
Receipt of long-term loans		-	279	1,701
Repayment of long-term loans		(596)	(530)	(211)
Proceeds from issuance of ordinary shares, net		-	15,568	-

Net cash provided by (used in) financing activities		(587)	15,320	1,490

Exchange differences on balances of cash and cash equivalent		629	(607)	(103)

Increase in cash and cash equivalents		5,412	2,713	4,921

Cash and cash equivalents at the beginning of the year		12,681	9,968	5,047

Cash and cash equivalents at the end of the year		$18,093	$12,681	$9,968

Significant non-cash transactions
Purchase of property and equipment through capital lease		-	282	132
Purchase of property and equipment		$720	$1,681	$1,968

* Represent an amount lower than $1 thousands.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 1: -	General

a.	General description of the Company and its activity

Kamada Ltd. ("the Company") a plasma-derived protein therapeutics company focused on orphan indications, has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a high purity, liquid form, as well as other plasma-derived proteins. The Company's flagship product is "GLASSIA®" Kamada markets GLASSIA in the U.S. through a strategic partnership with Shire plc, now part of Takeda, and in other counties through local distributors. In addition, the Company’s rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017 and was launched in the US in April 2018 under the brand name KEDRAB® and through a collaboration agreement with Kedrion Biophamra. Kamada has a product line consisting of six other products which are marketed in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia.

The Company's activity is divided into two operating segments:

Proprietary Products	Develop and manufacture plasma-derived therapeutics and market them in more than 15 countries.
Distribution	Distribute imported drugs in Israel, which are manufactured by third parties, majority of which are produced from plasma or its derivative products.

The Company's securities are listed for trading on the Tel Aviv stock exchange and  on the NASDAQ.

b.
The Company has two wholly-owned subsidiaries – Kamada Inc which is not active and Kamada Biopharma Limited. In addition the Company owns 74% of Kamada Assets Ltd ("Kamada Assets"). See note 26 with respect to a new wholly owned subsidiary establish post December 31, 2018.

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

The Company's consolidated Financial Statements are prepared on a cost basis, except for financial instruments (including derivatives) at fair value through profit or loss and other comprehensive income such as marketable securities financial assets, employee benefit assets and employee benefit liabilities.

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

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

e.	Cash and cash equivalents

Cash comprise of cash at banks and on hand. Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of purchase, which are subject to an insignificant risk of changes in value.

 f.        Short-term investments:

Short-term bank deposits with a maturity of more than three months from the deposit date but less than one year and securities measured at fair value through other comprehensive income.

g.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. Impaired debts are derecognized when they are assessed as uncollectible. As of December 31, 2018 and December 31, 2017 there was no allowance for doubtful accounts.

h.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase of raw and other materials and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business.

Cost of inventories is determined as follows:

Raw materials	-	At cost using the first-in, first-out method. Fair value of raw material received at no charge is not included in the inventory value.

Work in process	-
Direct and indirect costs including materials, labor and other direct and indirect manufacturing costs calculated at average costs for the quarter and allocated to the manufactured batches during that quarter based on predetermined allocation factors.

Finished products	-
Direct and indirect costs including materials, labor and other direct and indirect manufacturing costs calculated at average costs and allocated to the manufactured finished products during that quarter based on predetermined allocation factors.

Purchased products	-	At cost using the first-in, first-out method.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -        Significant Accounting Policies (cont.)

The Company periodically evaluates the condition and age of inventories and accounts for impairment of inventories with a lower market value or which are slow moving.

i.	Research and development costs

Research expenditures are recognized in profit or loss when incurred and include preclinical and clinical costs (as well as cost of materials associated with the development of new products or existing products for new therapeutic indications). In addition, these costs include additional product development activities with respect to approved and distributed products as well as Post Marketing Commitment research and development activities.

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

 j.         Revenue recognition

Regarding the initial adoption of IFRS 15, "Revenue from Contracts with Customers" ("the Standard"), the Company elected to adopt the provisions of the Standard using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data. Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The revenue recognition occurs at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods. Customers payment terms are as acceptable in the industry. Some contracts with customers provide variable consideration such as a right of return, trade discounts,volume rebates and marketing contribution. The Company recognizes revenue from sale of goods measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. If revenue cannot be reliably measured, the Company defers revenue recognition until the uncertainty is resolved.

Agreements with strategic partner that include upfront and milestone payments contain a performance obligation that is satisfied over time given that the customer simultaneously receives and consumes the benefits provided by the Company. The Company recognizes revenue for upfront payments over time rather than at a point of time. The Company identified the existence of a significant financing component resulting from an upfront payment and recorded revenue against finance expense in the financial statements of 2018.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -      Significant Accounting Policies (cont.)

In the tables below is the impact of IFRS 15 on the financial statements:

	As of January 01, 2018 before implementation of IFRS 15	Difference	As of January ,01 2018 according to IFRS 15
	U.S. Dollars in thousands
Accumulated deficit	$(104,563)	$(757)	$(105,320)

	According to the previous accounting policy	Difference	As presented in the financial statements
	U.S. Dollars in thousands
As of December 31, 2018
Current Liabilities
Deferred revenues	$1,129	-	$1,129
Accumulated deficit	(83,024)	-	(83,024)

	According to the previous accounting policy	Difference	As presented in the financial statements
	U.S. Dollars in thousands
For the Year ended on December 31, 2018
Total revenues	$113,652	$817	$114,469
Financial expenses	(280)	(60)	(340)
Net income	21,539	757	22,296

In cases where the Company operates as a principal supplier and it exposed to the risks and rewards associated with the transaction, revenues are presented on a gross basis.

In events when the Company receives at no charge raw material, that is required for manufacturing one of the Company's products, the Company recorded the fair value of the raw material used and sold as revenue and charged the same fair value to cost of revenue.

Deferred revenues

Deferred revenues include unearned amounts received from customers not yet recognized as revenues.

k.	Taxes on income

Taxes on income in profit or loss comprise of current and deferred taxes. Current or deferred taxes are recognized in profit or loss, except to the extent that the tax arises from items which are recognized directly in other comprehensive income or in equity.

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

l.	Leases

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17.

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

m.	Property, plant and equipment

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

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -        Significant Accounting Policies (cont.)

The Company's assets include computer systems comprising hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the software installed on it is classified as property, plant and equipment. In contrast, software that adds functionality to the hardware is classified as an intangible asset.

The cost of assets includes the cost of materials, direct labor costs, as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to operate in the manner intended by management.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%		Mainly%

Buildings	2.5-4		4
Machinery and equipment	10-20		15
Vehicles	15		15
Computers, software, equipment and office furniture	6-33		33
Leasehold improvements	(*	)	10

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

Regarding the initial adoption of IFRS 9, "Financial Instruments" ("the Standard"), the Company elected to adopt the provisions of the Standard retrospectively without restatement of comparative data.

1.	Financial assets

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

After initial recognition, the accounting treatment of financial assets is based on their classification as follows:

Debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The classification and measurement of the Company’s debt financial assets are as follows:

•
Debt instruments at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes the Company’s Trade and other receivables.

•
Debt instruments at FVOCI, with gains or losses recycled to profit or loss on derecognition. Financial assets in this category are the Company’s quoted debt instruments that meet the SPPI criterion and are held within a business model both to collect cash flows and to sell. Interest earned whilst holding AFS financial investments is reported as interest income using the effective interest rate method.

Financial assets at FVPL comprise derivative instruments unless they are designated as effective hedging instruments.

a.	Impairment of financial assets

The Company assesses at the end of each reporting period whether there is any objective evidence of impairment of a financial asset or group of financial assets. The Company records an allowance for expected credit loss ("ECL") for all debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. For other debt financial assets (i.e., debt securities at FVOCI), the ECL is based on the 12-month ECL. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date. As of December 31, 2018 there is no ECL allowance.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

2.	Financial liabilities

Financial liabilities within the scope of IFRS 9 are initially measured at fair value.

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

b.         Financial liabilities measured at fair value

Derivatives are classified as fair value through profit and loss unless they are designated as effective hedging instruments. Transaction costs are recognized in profit or loss.

3.         Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

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

5.         De-recognition of financial instruments

a.         Financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

Any gains or losses arising from changes in the fair value of derivatives that do not qualify for hedge accounting are recorded immediately in profit or loss.

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

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are reclassified to profit or loss. If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

q.	Accrued expenses

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

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -        Significant Accounting Policies (cont.)

In addition the Company operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include expected salary increases and rates of employee's turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

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

The Company's employees and Board of Directors members are entitled to remuneration in the form of equity-settled share-based payment transactions.

Equity-settled transactions

The cost of equity-settled transactions (options and restricted shares) with employees and Board of Directors members is measured at the fair value of the equity instruments granted at grant date. The fair value of options is determined using a standard option pricing model. The fair value of restricted shares is determined using the share price at the grant date.

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

In the event that the Company modifies the conditions on which equity-instruments were granted, an additional expense is calculated and recognized over the remaining vesting period for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/ Director at the modification date.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -        Significant Accounting Policies (cont.)

t.	Earnings (loss) per Share

Earnings (loss) per share are calculated by dividing the net income (loss) attributable to Company shareholders by the weighted number of ordinary shares outstanding during the period. Ordinary shares underlying shares options or restricted shares are only included in the calculation of diluted income (loss) per share when their impact dilutes the income (loss) per share. Furthermore, potential ordinary shares converted during the period are included under diluted income (loss) per share only until the conversion date, and from that date on are included under basic income (loss) per share.

Note 3: -	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.	Judgments

Revenue

The Company assesses the criteria for recognition of revenue related to up-front payments and milestones as outlined by IFRS 15. Judgment is necessary to determine over which period the Company will satisfy its performance obligations related to up-front payments and milestones and whether financing component exists. For additional information, refer to Note 17a.

b.	Estimates and assumptions

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Legal claims

In estimating the likelihood of outcome of legal claims filed against the Company, the Company relies on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and historical legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

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

-	Recognition of deferred tax asset in respect of carry forward tax losses

The Company recorded a deferred tax asset in respect of carry forward tax losses based on effective tax rate calculation considering the Law for the Encouragement of Capital Investments and future taxable income estimation and the probability that in the future there will be taxable income against which the carry forwards losses can be utilized. This estimation can affect the recognition or reversal of deferred tax asset in the profit or loss. For information regarding deferred taxes recognition, please refer to note 21.

-	Impairment test for the production facility

The Company performed an impairment test due to indications that can, in the future, result in a possible impairment. The Company calculated the recoverable amount of the production facility to determine whether the book value exceeds its recoverable amount. The impairment test was based on a DCF model using the Company's long term forecast. As of December 31, 2018 no impairment was recorded as the recoverable amount exceeded the book value.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 4: -	DISCLUSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	IFRS 16 – Leases

IFRS 16, replaces IAS 17 (Leases), and affects the accounting treatment for lessees with respect to leased assets. Pursuant to IFRS 16, all leases (except short term leases and small asset leases) will be recognized in the balance sheet. Initially, the lease liability and the right-of-use asset are measured at the present value of future lease payments (defined as economically unavoidable payments). The right-of-use asset is subsequently depreciated in a similar way to other assets such as tangible assets, i.e. typically in a straight-line over the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to re-measure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset.

The new Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is applied concurrently.

The Company plans to adopt IFRS 16 using the cumulative effect method without changing comparative information. The cumulative impact will adjust the opening balance of the equity at the date of initial application (i.e. January 1, 2019). The Company elects to apply the standard to contracts that were previously identified as leases applying IAS 17. The Company will therefore not apply the standard to contracts that were not previously identified as containing a lease applying IAS 17.

The Company elects to use the exemptions proposed by the standard with respect to lease contracts for which the underlying asset is of low value. The Company has leases of certain office equipment (i.e., printing and photocopying machines) that are considered of low value.

During 2018, the Company has performed a detailed impact assessment of IFRS 16. Impact on the statement of financial position (increase/(decrease)) as at January 1, 2019:

Assets	U.S. Dollars in thousands
Property, plant and equipment (right-of-use assets)	4,138

Lease liabilities	4,622

Net impact on equity	(484)

Pursuant to the adoption of IFRS 16, the Company’s operating expenses will be changed by the difference between the previously recognized lease costs and the depreciation costs on account of the Right-of-Use assets. In addition, the Company will begin to recognize interest expenses regarding the lease liability, which were not recognized in prior periods. Moreover, as of December 31, 2018 the effect of the initial adoption of the new Standard in 2019 is expected to result in a decrease in the Company's lease expenses of $967 thousands and an increase in the Company's depreciation and finance expenses of $804 thousands and $185 thousands, respectively. The total effect of the initial adoption of the new Standard in 2019 is expected to result in an increase of $163 thousands in operating income and a decrease of $22 thousands in income before taxes.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 4: -	DISCLUSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (CONT.)

b.	IFRIC 23 - Uncertainty over Income Tax Treatment

IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 (Income Taxes) when there is uncertainty over income tax treatment. In determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, an entity must consider the probability that a taxation authority will accept an uncertain tax treatment. An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed.

IFRIC 23 is effective for annual reporting periods beginning on or after 1 January 2019. The Company will apply the interpretation from its effective date.  The Company evaluated the possible impact of IFRIC 23, reviewed its tax position taken, in the Company's tax returns for all tax years currently open to examination by a taxing authority. The Company believes the implementation of IFRIC 23 is not expected to have a material impact on its financial statements.

NOTE 5: -	CASH AND CASH EQUIVALENTS

	December 31,
	2018	2017
	U.S. Dollars in thousands

Cash and deposits for immediate withdrawal	$18,018	$8,539
Cash equivalents in USD deposits (1)	-	4,001
Cash equivalents in NIS deposits (2)	75	141
	$18,093	$12,681

(1)	The deposits bear interest of 1.53% per year, as of December 31, 2017 .
(2)	The deposits bear interest of 0.16% per year, as of December 31, 2018 and 0.01% per year, as of December 31, 2017.

Note 6: -	Short-Term Investments

	December 31,
	2018	2017
	U.S. Dollars in thousands

Fair value through other comprehensive income	$10,325	$8,597
Marketable securities (equity and debt) at fair value through profit or loss (2)	-	1,663
Bank deposits in USD (1)	22,174	20,078
	$32,499	$30,338

(1)	The deposits bear interest of 2.6%-3.5% and 1.7%-2.3% per year, as of December 31, 2018 and 2017, respectively.
(2)
Following implementation of IFRS 9 all the investment portfolio is measured as fair value through other comprehensive income. As a result the Company reclassified from FVTPL to FVOCI as of January 1, 2018.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 7: -	Trade Receivables, net

	December 31,
	2018	2017
	U.S. Dollars in thousands
Open accounts:
In NIS	$6,780	$8,263
In USD	20,814	22,284
	$27,594	$30,547
Checks receivable	80	115

	$27,674	$30,662
Less allowance for doubtful accounts	-	-

Trade receivables, net	$27,674	$30,662

 An analysis of past due but not impaired trade receivables with reference to reporting date:

		Past due trade receivables with aging of
	Neither past due nor impaired	Up to 30 Days	30-60 Days	60-90 Days	90-120 Days	Over 120 days	Total
	U.S. Dollars in thousands
December 31, 2018	$27,215	$337	$15	$15	$6	$6	$27,594

December 31, 2017	$29,692	$680	$21	$152	$2	-	$30,547

Note 8: -	Other accounts Receivables

	December 31,
	2018	2017
	U.S. Dollars in thousands

Materials for clinical trials and inventory designated for R&D activities	$399	$635
Prepaid expenses	1,086	822
Government authorities	1,552	563
Accrued interest	66	66
Accrued income	193	33
Other	12	13

	$3,308	$2,132

Note 9: –      Inventories

	December 31,
	2018	2017
	U.S. Dollars in thousands

Finished products	$7,023	$5,168
Purchased products	4,813	2,695
Work in progress	4,792	6,159
Raw materials	12,688	7,048
	$29,316	$21,070

(1)	During the years 2018, 2017 and 2016, the Company recorded, as cost of revenues, an impairment of inventories of $61 thousands, $460 thousands and $544 thousands, respectively.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 10: –	Property, Plant and equipment

a.	Composition and movement:

      2018

	Land and Buildings(1)	Machinery and Equipment (1) (2)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements	Total
	U.S. Dollars in thousands
Cost
`
Balance at January 1, 2018	$28,399	$29,602	$66	$6,522	$1,273	$65,862

Additions	806	2,331	19	590	(132)	3,614
Sale and write-off	(38)	(1,547)	-	(619)	-	(2,204)

Balance as of December 31, 2018	29,167	30,386	85	6,493	1,141	67,272

Accumulated Depreciation

Balance as of January 1, 2018	13,916	21,430	59	5,194	85	40,684
Depreciation and impairment	1,198	1,711	4	672	118	3,703
Sale and write-off	(38)	(1,462)	-	(619)	-	(2,119)

Balance as of December 31, 2018	15,076	21,679	63	5,247	203	42,268

Depreciated cost as of December 31, 2018	$14,091	$8,707	$22	$1,246	$938	$25,004

         2017

	Land and Buildings(1)	Machinery and Equipment (1) (2)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements	Total
	U.S. Dollars in thousands
Cost

Balance at January 1, 2017	$27,618	$26,485	$94	$5,520	$1,052	$60,769
Additions	781	3,151	-	1,002	1,196	6,130
Sale and write-off	-	(34)	(28)	-	(975)	(1,037)

Balance as of December 31, 2017	28,399	29,602	66	6,522	1,273	65,862

Accumulated Depreciation

Balance as of January 1, 2017	12,606	19,972	86	4,559	967	38,190
Depreciation and impairment	1,310	1,492	1	635	85	3,523
Sale and write-off	-	(34)	(28)	-	(967)	(1,029)

Balance as of December 31, 2017	13,916	21,430	59	5,194	85	40,684

Depreciated cost as of December 31, 2017	$14,483	$8,172	$7	1,328	$1,188	$25,178

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 10: –	Property, Plant and equipment (cont.)

(1)          Including labor costs charged in 2018 and 2017 to the cost of facilities,   machinery and equipment in the amount of $514 thousands and $431 thousands, respectively.

(2)          Including financing costs of $44 thousands capitalized in 2017 to the cost of machinery and equipment. During 2018 no financing costs were capitalized.

b.	As for liens, refer to Note 18.

c.	Capitalized leasing rights of land from the Israel land administration.

	December 31,
	2018	2017
	U.S. Dollars in thousands
Under finance lease	$1,004	$1,016

The Group has capitalized leasing rights from the Israel Land Administration for an area of 16,880 m² in Beit Kama, Israel, on which the Company’s manufacturing plant and other buildings are located. The sum attributed to capitalized rights is presented under property, plant and equipment and is depreciated over the leasing period, which includes the option period.

During 2010, the Company signed an agreement with the Israel Land Administration to consolidate its leasing rights and extend the lease period to 2058, including an extension option for additional 49 years thereafter.

Note 11: -	other Long Term Assets

	December 31,
	2018	2017
	U.S. Dollars in thousands
Distribution right (1)	123	-
Long term pre-paid expenses	51	49
	$174	$49

(1)
During 2018 the Company entered into agreement to obtain the distribution right of a certain therapeutic product to be distributed in Israel, subject to Israeli Ministry of Health (“IL MOH") marketing approval. Pursuant to the agreement, the Company was required to make certain upfront and milestone payments. These payments are accounted for as long term assets through obtaining IL MOH marketing authorization, and it will be amortized during the product's economic useful life.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 12: -	Trade Payables

	December 31,
	2018	2017
	U.S. Dollars in thousands

Open debts mainly in USD	$11,408	$11,246
Open debts in NIS	5,876	6,789
Sub-Total	17,284	18,035
Notes payable	1	1
	$17,285	$18,036

Note 13: –	Other accounts Payables

	December 31,
	2018	2017
	U.S. Dollars in thousands

Employees and payroll accruals	$4,708	$4,735
Derivatives financial instruments	64	8
Accrued Expenses and Others	489	1,077

	$5,261	$5,820

Note 14: -	Loans and capital leases

	December 31,
	2018	2017
	U.S. Dollars in thousands

Total loans and capital leases (1)	1,278	1,984
Less current maturities	562	614
Long term loans and capital leases	$716	$1,370

 (1) Capital leases balance was $138 thousands and $274 thousands, as of December 31, 2018 and 2017, respectively.

Bank loans

The loans are payable over 60 equal monthly installments. The loans bear fixed interest rate in the range of 3.15% -3.55%. No new loans received in 2018. As for pledges, refer to Note 18.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments

a.	Classification of financial assets and liabilities

The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2018	2017
	U.S. Dollars in thousands

Financial assets

Financial assets at fair value:
Marketable securities (equity and debt) – through profit or loss	-	$1,663
Financial assets at fair value through other comprehensive income:
Financial assets at fair value through other comprehensive income	10,324	8,597

Financial assets at cost:
Cash and cash equivalent	18,093	* 12,681
Short term bank deposits	22,175	*20,078
	$50,592	$43,019
Financial liabilities

Derivatives instruments mainly measured at fair value through other comprehensive income	$64	$8
Financial liabilities measured at amortized cost:
Bank loans and capital leases	1,278	1,984
	$1,342	$1,992

*Reclassified

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments (cont.)

b.	Financial risk factors

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

The Company operates in an international environment and is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly the NIS and EUR. Foreign exchange risks arise from recognized assets and liabilities denominated in a foreign currency other than the functional currency, such as trade and other accounts receivables, trade and other accounts payables, loans and capital leases.

As of December 31, 2018, the Company has a position in financial derivatives intended to hedge changes in the exchange rate of the USD vs. the NIS (see also f. below).

b)	Price risk

As of December 31, 2018, the Company has financial instruments, classified as financial assets measured at fair value through other comprehensive income for which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price.

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

The Company’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2018 and 2017 is the carrying amount of trade receivables.

b)	Cash and cash equivalent and short term investments:

The Company holds cash, cash equivalents, short term deposits and other financial instruments at a major financial institutions in Israel. In accordance with Company policy, evaluations of the relative strength of credit of the various financial institutions are made on an ongoing basis.

Short-term investments include short-term deposits with low risk for a period less than one year. The Company’s marketable securities consist of investment-grade corporate bonds, government bonds (Including U.S., Israeli and other government bonds). The Company’s investment policy, limits the amount the Company may invest in any one type of investment or issuer and the average maturities of the bond portfolio, thereby reducing credit risk concentrations.

The Company has not experienced any significant losses on its short term investments.

c)	Foreign currency derivative contracts:

The Company is exposed to foreign currency exchange movements, primarily in Israel. Consequently, it enters into various foreign currency exchange  contracts with major financial institutions (see also f. below).

3.	Liquidity risk

The table below summarizes the maturity profile of the Company's financial liabilities based on contractual undiscounted payments:

   December 31, 2018

	Less than one year	1 to 2	2 to 3	3 to 5	Total
	U.S. Dollars in thousands
Trade payables	$17,285	-	-	-	$17,285
Other accounts payables	5,261	-	-	-	5,261
Long term loans and capital leases (including interest)	$595	$495	$209	$32	$1,331

	$23,141	$495	$209	$32	$23,877

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments (cont.)

  December 31, 2017

	Less than one year	1 to 2	2 to 3	3 to 5	Total
	U.S. Dollars in thousands
Trade payables	$18,036	-	-	-	$18,036
Other accounts payables	5,820	-	-	-	5,820
Long term loans and capital leases (including interest)	669	634	532	260	2,095

	$24,525	$634	$532	$260	$25,951

  Changes in liabilities arising from financing activities

	January 1, 2018	Payments	Foreign exchange movement	Cash from new loans	New leases	December 31, 2018
	U.S. Dollars in thousands

Bank loans	$1,710	(460)	(110)	-	-	1,140
Capital leases	274	(136)	-	-	-	138
Total	$1,984	$(596)	$(110)	-	-	$1,278

c.	Fair value

The following table demonstrates the carrying amount and fair value of the financial instruments presented in the financial statements not at fair value:

	Carrying Amount		Fair Value
	December 31,		December 31,
	2018	2017	2018	2017
	U.S. Dollars in thousands
Financial liabilities
Bank loans and capital Leases	$1,278	$1,984	$1,275	$1,984

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

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments (cont.)

d.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value:

Financial assets (liabilities) measured at fair value:	Level 1	Level 2
	U.S. Dollars in thousands

December 31, 2018
Debt securities (corporate and government) measured fair value through other comprehensive income	$1,588	8,736
Derivatives instruments	-	(64)
	$1,588	$8,672

	Level 1	Level 2
	U.S. Dollars in thousands

December 31, 2017
Marketable securities at fair value through profit or loss:
Equity shares	$77
Mutual funds	456
Debt securities (corporate and government)	1,130
Derivatives instruments		(8)
Available for sale debt securities (corporate and government)		$8,597
	$1,663	$8,589

During 2018 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Sensitivity tests and principal work assumptions

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity tests present the profit or loss in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The test of risk factors was determined based on the materiality of the exposure of the operating results or financial condition of each risk with reference to the functional currency and assuming that all the other variables are constant

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments (cont.)

	December 31,
	2018	2017
	U.S. Dollars in thousands

Sensitivity test to changes in market price of listed Securities
Gain (loss) from change:
5% increase in market price	$519	$513
5% decrease in market price	$(519)	$(513)

Sensitivity test to changes in foreign currency:
Gain (loss) from change:
5% increase in NIS	$(21)	$(143)
5% decrease in NIS	$21	$143
5% increase in Euro	$(197)	$(135)
5% decrease in Euro	$197	$135

e.	Linkage terms of financial liabilities by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2018	2017
	U.S. Dollars in thousands

In NIS:
Bank loans measured at amortized cost	$1,140	$1,710
In USD:
Capital leases measured at amortized cost	$138	$274

f.	Derivatives and hedging:

Derivatives instruments not designated as hedging

The Company has foreign currency forward contracts designed to protect it from exposure to fluctuations in exchange rates, mainly of NIS and EUR, in respect of its  trade receivables, trade payables and inventory. Foreign currency forward contracts are not designated as cash flow hedges, fair value or net investment in a foreign operation. These derivatives are not considered as hedge accounting. As of December 31, 2018 the fair value of the derivative instruments not designated as hedging was a liability of $6 thousands. The open transactions for those derivatives were in an amount of $5,009 thousands.

Cash flow hedges:

As of December 31, 2018, the Company held NIS/USD hedging contracts (cylinder contracts) designated as hedges of expected future salaries expenses and for expected future purchases from Israeli suppliers.

The main terms of these positions were set to match the terms of the hedged items. As of December 31, 2018 the fair value of the derivative instruments designated as hedge accounting was a liability of $58 thousands. The open transactions for those derivatives were in an amount of $1,169 thousands.

Cash flow hedges of the expected salaries expenses in December 31, 2018 was estimated as highly effective and accordingly a net unrecognized loss was recorded in  other comprehensive income in the amount of $99 thousands.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Employee Benefit Liabilities, NET

Employee benefits consist of short-term benefits and post-employment benefits.

a.          Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 of the Severance Pay Law, as specified below. The Company's liability is accounted for as a post-employment benefit only for employees not under Section 14. The computation of the Company's employee benefit liability is made in accordance with a valid employment contract or a collective employees agreement based on the employee's salary and employment terms which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plans, as detailed below:

1.	Defined contribution deposit:

The Company’s agreements with part of its employees are in accordance with section 14 of the Israeli Severance Pay Law. Contributions made by the Company in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees.  The expenses for the defined benefit deposit  in 2018, 2017 and 2016 were $ 992 thousands, $ 884 thousands and $669 thousands,  respectively.

2.	Defined benefit plans:

The Company accounts for the payment of compensation as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in a long-term employee benefit fund and in qualifying insurance policies.

3.	Expenses recognized in comprehensive income (loss):

	Year Ended
	December 31,
	2018	2017	2016
	U.S. Dollars in thousands

Current service cost	$292	$356	$359
Interest expenses, net	25	23	20
Current service cost (income) due to the transfer of real yield from the compensation component to the royalties' component in executive insurance policies before 2004	3	(7)	5
Total employee benefit expenses	320	372	384

Actual return on plan assets	$171	$119	$22

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Employee Benefit Liabilities, NET (cont.)

The expenses are presented in the Statement of Comprehensive income (loss) as follows

	Year Ended
	December 31,
	2018	2017	2016
	U.S. Dollars in thousands

Cost of revenues	$175	$211	$228
Research and development	50	57	62
Selling and marketing	75	*73	*67
General and administrative	20	*31	*27

	$320	$372	$384

*Reclassified

4.	The plan liabilities, net:

	December 31,
	2018	2017
	U.S. Dollars in thousands

Defined benefit obligation	$4,987	$5,907
Fair value of plan assets	(4,200)	(4,763)
Total liabilities, net	$787	$1,144

5.	Changes in the present value of defined benefit obligation

	2018	2017
	U.S. Dollars in thousands

Balance at January 1,	$5,907	$5,235

Interest costs	110	151
Current service cost	292	356
Benefits paid	(645)	(641)
Demographic assumptions	(29)	(28)
Financial assumptions	(223)	254
Past Experience	(2)	6
Currency Exchange	(423)	574
Balance at December 31,	$4,987	$5,907

6.	Plan assets

a)	Plan assets
Plan assets comprise assets held by long-term employee benefit funds and qualifying insurance policies.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Employee Benefit Liabilities, NET (cont.)

b)	Changes in the fair value of plan assets

	2018	2017
	U.S. Dollars in thousands

Balance at January 1,	$4,763	$4,513

Expected return	85	127
Contributions by employer	182	227
Benefits paid	(564)	(586)
Demographic assumptions	5	1
Financial assumptions	(2)	1
Past Experience	83	(11)
Current service cost due to the transfer of real yield from the compensation component to the royalties component in executive insurance policies before 2004	(3)	7
Currency exchange	(349)	484
Balance at December 31,	$4,200	$4,763

7.	The principal assumptions underlying the defined benefit plan

	2018	2017	2016
	%

Discount rate of the plan liability	2.02	2.27	3.72

Future salary increases	3.6	4	4

The sensitivity analyses below have been determined based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period.

In the event that the discount rate would be one percent higher or lower, and all other assumptions were held constant, the defined benefit obligation would decrease by $189 thousands or increase by $241 thousands, respectively.

In the event that the expected salary growth would increase or decrease by one percent, and all other assumptions were held constant, the defined benefit obligation would increase by $229 thousands or decrease by $182 thousands, respectively.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -     Contingent Liabilities and commitments

a.
On August 23, 2010, the Company entered into a 30 years collaboration agreement with Baxter Healthcare Corporation ("Baxter") with respect to obtaining the distribution rights the Company's AAT IV drug ("GLASSIA. During 2015, Baxter assigned all its rights under the collaboration agreement to Baxalta US Inc. ("Baxalta") which was acquired during 2016 by Shire plc, which is now part of Takeda (“Takeda” and in these consolidated financial statements Baxter, Baxalta and Shire will be referred to as "Takeda").

The collaboration agreement consists of three main agreements (1) An Exclusive Manufacturing, Supply and Distribution agreement for GLASSIA in the United States, Canada, Australia and New Zealand ("the Territory" and "the Distribution Agreement", respectively); (2) Technology License Agreement for the use of the Company's knowhow and patents for the production, continued development and sale of GLASSIA  by Takeda ("the License Agreement") in the Territory; and (3) A Paste Supply Agreement for the supply by Takeda of raw materials to be used by the Company for the production of GLASSIA ("the Raw Materials Supply Agreement").

Pursuant to the agreements, the Company was entitled to certain upfront and milestone payments at a total amount of $45 million, and for a minimum commitment of Takeda to acquire GLASSIA produced by the Company at a total amount of $ 60 million over the first five years of the Distribution Agreement. In addition, the Company is entitled to royalty payments, of no less than $5 million per year, on account of sales of GLASSIA that would be produced by Takeda in accordance with the License Agreement.  Between 2013 and 2016, the parties amended the License Agreement and the Distribution Agreement to extend the supply of GLASSIA by the Company to Takeda and increase Takeda’s minimum purchase commitment.

As of December 31, 2018, the Company received a total of $39.5 million on account of the agreed upfront and milestone payments from Takeda pursuant to the Distribution and License Agreements as amended. Prior to the last amendment of the Distribution Agreement in October 2016, the net sums received were recorded as deferred revenues and were recognized as revenues based on the actual sales of GLASSIA and on a pro-rata basis. Starting October 2016, the balance of the deferred revenues is recognized on a straight line basis according to Takeda’s updated minimum purchase commitment through December 31, 2018, which was the term of the supply commitment period prior to the October 2016 amendment. Non-refundable revenues due to the achievement of milestones are recognized upon reaching the milestone.

Pursuant to the October 2016 amendment of the Distribution Agreement, the distribution period is currently extended through the end of 2020, with the start of GLASSIA production by Takeda in 2021.

Pursuant to the Distribution Agreement Takeda is responsible to conduct any required additional clinical studies required to obtain or maintain GLASSIA’S marketing authorization in the Territory. Under certain condition, the Company will be required to participate in the funding of these clinical studies in a total amount not to exceed $10 million.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Contingent Liabilities and commitments (cont.)

Pursuant to the Raw Material Supply Agreement Takeda undertook to provide the Company, free of charge, all quantities of raw materials required by the Company for manufacturing GLASSIA to be sold to Takeda for distribution in the Territory. The Company accounts for the fair value of the raw material used and sold as revenues and charges the same fair value to cost of revenue. In addition, the Company has the right to acquire from Takeda raw materials for its continued development, production, sale and distribution of GLASSIA by the Company outside the Territory.

b.	The Company has engaged in operating lease agreements for office and storage spaces. These agreements will expire in 2026.

Minimum future lease fees for the office and storage spaces as of December 31, 2018 are as follows:

U.S. Dollars in thousands

Year 1	$577
Year 2 to 5	2,365
Year 6 and thereafter	1,848

$4,790

c.	The Company has engaged in operating lease agreements for the vehicles in its possession. These agreements will expire between 2019 and 2021.

Minimum future lease fees for the existing vehicles as of December 31, 2018 are as follows:

U.S Dollars in thousands

Year 1	$406
Year 2	209
Year 3	29

$644

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -     Contingent Liabilities and commitments (cont.)

d.
In November 2006, the Company entered into an agreement with a third party in connection with a supply by the third party of a certain medical devise required for the development of a Company’s product. Pursuant to the agreement, the Company was licensed to use developments made by the third party. Furthermore, the third party will provide the Company with devices for carrying out the clinical trials, free of charge. In the event that the development is successful and the underlining product obtains required marketing authorization, the Company will pay the third party royalties based on sales of the devices through the later of the medical device patents expiration period or 15 years from the first commercial sale of the Company’s product.

On expiration of the royalty period, the license will become non-exclusive and the Company shall be entitled to use the rights granted to it pursuant to the agreement without paying royalties or any other compensation. In addition, and according to a mechanism set in the agreement, the third party would be required to pay royalties to the Company of the total net sales of the medical device exceeding a certain sum, through the later of the medical device patents expiration period or 15 years from the first commercial sale of the Company’s product.

In February 2008, the parties executed an amendment to the agreement according to which the exclusive global license granted to the Company was expanded to two additional indications. The royalties are applicable to all indications mentioned above.

In addition, the parties entered into a commercialization and supply agreement, which ensures long-term regular supply of the device, including spare parts.

e.
In August 2007, the Company entered into a long-term agreement with a third party for the purchase of a raw material used for the development, manufacture, sale and distribution of a Company’s product at graded amounts and prices. In addition to the price paid by the Company for the raw material, the Company will pay the supplier an additional sum upon the sale of the product manufactured using the third party’s raw material in specific territories as set in the agreement. As of December 31, 2018, there were no sales of the Company’s product in these specific territories since marketing authorization from the relevant regulatory agencies was not yet obtained.

f.
In July 2011, the Company entered into a strategic collaboration agreement with Kedrion Biopharma for clinical development, marketing, distribution and sales in the United States of KEDRAB, the Company’s rabies immune globulin (Human). The product, KEDRAB, is developed, manufactured and marketed by the Company in other countries. The Company obtained U.S marketing approval from the FDA for KEDRAB in August 2017. Launch of the product in the US was initiated in the beginning of 2018.

In October 2016 the parties entered into an amendment to the agreement pursuant to which the parties agreed to conduct a required post-marketing-commitment clinical study which was initiated in March 2017 and is still ongoing. The cost of the study is equally shared between the parties.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 18: -	Guarantees and charges

The Company provided a bank guarantees in the amount of $ 208 thousands in favor of the Lessor of its leased office facility in Rehovot, Israel, and for other obligation, as guarantee for meeting its obligations under the lease agreement.

The Company pledged specific purchased assets as collateral against loans, in the original amount of NIS 8,355 thousands, received to fund the purchase of such assets.

Note 19: -     Equity

a.	share capital

	December 31, 2018		December 31, 2017
	Authorized	Outstanding	Authorized	Outstanding
ordinary shares of NIS 1 par value	70,000,000	40,295,078	70,000,000	40,262,819

b.	Rights attached to Shares

Voting rights at the shareholders general meeting, rights to dividend, rights in case of liquidation of the Company and rights to nominate directors.

c.	Share options and restricted shares

During 2018 and 2017, 53,584 and 10,659 share options, respectively, were exercised, on a cash-less basis, into 8,686 and 1,988 ordinary shares of NIS 1 par value each and 23,572 and 7,656 restricted shares were vested for total consideration of  $9  thousand and $3  thousands, respectively.

For additional information regarding options and restricted shares granted to employees and management in 2018, refer to Note 20 below.

d.	Capital management in the Company

The Company's goals in its capital management are to preserve capital ratios that will ensure stability and liquidity to support business activity and create maximum value for shareholders.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 20: -	Share-Based Payment

On July 24, 2011, the Company's Board of Directors approved a new unregistered share options plan. In September 2016 the Company's Board of Directors approved an amendment to the plan, to cover issuance of restricted shares (“RS”) under the plan and named it the Israeli Share Award Plan ("2011 Plan").

Pursuant to the 2011 Plan, granted share options and RS generally vest over a four-year period following the date of the grant in 13 installments: 25% of the options vest on the first anniversary of the grant date and 6.25% options vest at the end of each quarter thereafter.

a.	Expense recognized in the financial statements

The share based compensation expense that was recognized for services received from employees and Board of Directors members is presented in the following table:

	For the Year Ended December 31
	2018	2017	2016
	U.S. Dollar in thousands
Cost of revenues	$401	$179	$332
Research and development	224	138	134
Selling and marketing	51	48	71
General and administrative	272	118	534
Total share-based compensation	$948	$483	$1,071

b.	Share options granted to the Company's Chief Executive Officer ("CEO")

On December 20, 2018, the Company’s general shareholders meeting approved the grant of 90,000 options exercisable into ordinary shares at an exercise price of NIS 18.93 per option and 30,000 RSs at no exercise price to Mr. Amir London, the Company’s CEO.  The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $156 thousands. The fair value of the RSs was estimated based on the market price of the shares on the grant date at $148 thousands.

c.	Share options granted to Employees

1.
During 2018the Company's Board of Directors approved the grant of 417,825options, respectively to employees and members of the Company’s management. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $795 thousands.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 20:-      Share-Based Payment (CONT.)

2.
During 2018, the Company's Board of Directors approved the grant of 66,308 RSs to the Company’s employees and management. The RSs do not have exercise price. The fair value of the RSs was estimated based on the market price of the share on the grant date at $344 thousands.

d.         Share options granted to board of directors members

1.
On December 20, 2018, the Company’s general shareholders meeting approved the grant of a total of 110,000 options to the Company’s board of director members. The options are exercisable into ordinary shares at a range of an exercise price of NIS 18.93 - 22.54 per option. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $170 thousands.

Change of Awards during the Year

The following table lists the number of share options, the weighted average exercise prices of share options and changes in share options grants during the year:

	2018		2017		2016
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In NIS		In NIS		In NIS

Outstanding at beginning of year	2,572,372	32.47	2,487,236	35.20	2,281,493	38.96
Granted	617,825	19.02	458,950	21.10	401,275	15.17
Exercised	(53,584)	15.77	(10,659)	18.19	(8,398)	18.47
Forfeited	(691,016)	30.51	(363,155)	35.70	(187,134)	39.22

Outstanding at end of year	2,445,597	29.99	2,572,372	32.47	2,487,236	35.20
Exercisable at end of year	1,406,048	38.02	1,755,253	38.69	1,543,358	40.44
The weighted average remaining contractual life for the share options		3.63		3.22		3.62

The range of exercise prices for share options outstanding as of December 31, 2017 and 2018 were NIS 15- NIS 57. Exercise is by cashless method.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 20:-      Share-Based Payment (CONT.)

The following table lists the number of RSs and changes in RSs grants during the year:

	Number of RSs
	2018	2017	2016
	U.S. Dollars in thousands
Outstanding at beginning of year	76,512	27,333	-
Granted	96,308	58,835	29,333
End of restriction period	(23,572)	(7,656)	-
Forfeited	(9,542)	(2,000)	(2,000)

Outstanding at end of year	139,706	76,512	27,333
The weighted average remaining contractual life for the restricted share	5.79	5.92	6.20

Measurement of the fair value of share options

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options since the options were granted to employees and Board of Directors members.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan:

	2018	2017	2016
Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	25-39	37-45	32-51
Risk-free interest rate (%)	0.2 – 2.0	0.1 – 1.83	0.13 – 1.83
Contractual term of up to (years)	6.5	6.5	6.5
Exercise multiple	2	2	2
Weighted average share prices (NIS)	18.49-21.17	16.05-16.44	15.17
Expected average forfeiture rate (%)	1-5	1-5	0-5

NOTE 21:     TAXES ON INCOME

a.	Tax laws applicable to the Company

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

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 21:     TAXES ON INCOME (CONT.)

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, know-how and certain other intangible property rights (other than goodwill) used for the development or promotion of the Industrial Enterprise in equal amounts over a period of eight years, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns, under certain conditions, with additional Israeli Industrial Companies under its control, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.  The Company believes that it currently qualifies as an industrial company within the definition of the Industry Encouragement Law. The Company cannot confirm that the Israeli tax authorities will agree that the Company qualifies, or, if qualified, that it will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future.

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

Under the Approved Enterprise programs, a company is eligible for governmental grants (“Grants Track”). Under the Grants Track the Company is eligible for investments grants awarded at various rates according to the development area in which the plant is located: in Development Zone A the rate is 24% and in Development Zone B the rate is 10%. In addition to the above grants, the Company is eligible to tax exemption at the first two years of the benefit period (as define below) and is subject to reduced corporate tax of 10% to 25% during the remaining five to eight years (depending on the extent of foreign investment in the Company) of the benefit period. The benefits period is limited to the earlier of 12 years from completion of the investment or commencement of production ("Year of Operation"), or 14 years from the year in which the certificate of approval was obtained.

The benefit period for part of the Company plants has ended by 2017.

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

Tax benefits under Amendment 60

On April 1, 2005, an amendment to the Investment Law was effected (“Amendment 60”). The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise).

Pursuant to the Amendment, to be entitled to receive the tax benefits, a company must make an investment in the Privileged Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise (the “Year of Election”).

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

Percent of		Reduced Tax Period	Tax Exemption Period
Foreign Ownership	Rate of Reduced Tax
0-25%	25%	5/0 years	2/10 years
25-49%	25%	8/0 years	2/10 years
49-74%	20%	8/0 years	2/10 years
74-90%	15%	8/0 years	2/10 years
90-100%	10%	8/0 years	2/10 years

The benefits available to an Approved Enterprise and a Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria (for an Approved Enterprise) set forth in the applicable certificate of approval. If the Company does not fulfill these conditions, in whole or in part, the benefits can be cancelled and may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. The Company believes that its Privileged Enterprise programs currently operate in compliance with all applicable conditions and criteria.

In the event that a company declares and pays dividends from tax-exempt income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that would have applied to that income. Payment of dividends derived from income that was taxed at reduced rates, but not tax-exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise or Privileged Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (the limitation does not apply to a Foreign Investors Company, which is a company that more than 25% of its shares owned by non-Israeli residents).

Preferred Enterprise

Tax Benefits under the 2011 Amendment

As of January 1, 2011 new legislation amending to the Investment Law was effected (the “2011 Amendment”). Pursuant to the amendment a new status of “Preferred Company” and “Preferred Enterprise”, replacing the existed status of “Privileged Company” and “Privileged Enterprise”. Similarly to “Beneficiary Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was cancelled.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 21:     TAXES ON INCOME (CONT.)

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period.  The uniform corporate tax rate will be 7% in Development Area A, and 12.5% elsewhere in Israel.

On August 5, 2013, the "Knesset" issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), which consists of Amendment 71 to the Encouragement Law ("the Amendment"). According to the Amendment, the tax rate on preferred income from a Preferred Enterprise in 2014 and onwards will be 9% in Development Area A, and 16% elsewhere in Israel.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20% from 2014 and onwards (or a reduced rate under an applicable double tax treaty). Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

In December 2016, the Israeli "Knesset" amended the Investment Law. According to the amendment, effective from January 1, 2017 the tax rate on:

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

The Company has evaluated the effect of the adoption of the Amendment on its tax position, and as of the date of the approval of the financial statements, the Company believes that it will not apply the Amendment. The Company may elect to adopt the amendment in the future.

b.	Tax rates applicable to the Company (other than the applicable preferred tax)

In December 2016, the Israeli "Knesset" approved, as part of the economic efficiency law (Legislative Amendments for Achieving Budget Targets for 2017 and 2018), a reduction of the corporate tax rate in 2017 from 25% to 24%, and in 2018 from 24% to 23%.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 21:     TAXES ON INCOME (CONT.)

c.	Tax assessments

1.	Finalized tax assessments

The Company has finalized tax assessments through the end of tax year 2013.

2.	Settlement of tax assessments

On July 10, 2016, the Company and the Israel Tax Authority (ITA) entered into a settlement agreement for the tax years 2004-2006. As part of the agreement, the Company paid NIS 5,000 million ($ 1.3 million) (including interest and CPI adjustment).

d.	Carry forward losses for tax purposes and other temporary differences

As of December 31, 2018, the Company has carry forward losses and other temporary differences in the amount of $ 65,177 thousands. Final tax assessments for the years 2014 onwards could have an impact on the balance of carry forward tax losses for which deferred tax asset was not recognized. During 2018, the Company initially recorded deferred tax asset at an amount of $ 2, 048 thousands representing utilization of $ 37,224 thousands of its carry forward losses in the foreseeable future. The Company did not record deferred tax asset for the remaining portion of its carry forward losses due to estimation that their utilization in the foreseeable future is not probable.

e.	Deferred taxes:

The Company initially recorded deferred tax assets for carry forward losses and other temporary differences, as their utilization in the foreseeable future is estimated to be probable. Below is the roll forward for deferred taxes:

Total
U.S Dollars in thousands

Balance at January 1, 2018	$-
Amount carried to profit and loss	1,944
Amount carried to other comprehensive income	(8)
Amount carried to other capital reserve	112

Balance as of December 31, 2018	$2,048

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 21:	TAXES ON INCOME(CONT.)

 f.        Taxes on income

	Year ended December 31,
	2018	2017	2016
	U.S. Dollars in thousands
Current taxes	$-	$129	$362
Deferred tax income	(1,944)	-	-
Taxes in respect of prior years	(11)	140	1,360

Taxes on income	$(1,955)	$269	$1,722

g.         Theoretical tax:

The table below represent the reconciliation between the statutory tax rate and the effective tax rate as recorded in profit or loss

Year ended December 31,
2018
U.S. Dollars in thousands
Gain before taxes on income	$20,341
Statutory tax rate	23%
Tax calculated using the statutory tax rate	4,678

Carry-forward tax losses utilization for which no deferred taxes were provided, net	(4,678)
Temporary differences for which deferred taxes are initially recognized	(1,944)
Prior year taxes	(11)

Tax on income	$(1,955)
Effective tax rate	9.6%

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 22: -	Supplementary Information to the Statements of profit and loss

                         a.          Additional information about revenues

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars in thousands
Revenues from major customers each of whom amount to 10% or more, of total revenues
Customer A	$63,788	$60,383	$40,451
Customer B	-	-	10,225
Customer C	11,779	-	-

	$75,567	$60,383	$50,676

                         b.         Revenues based on the location of the customers, are as follows:

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars in thousands

U.S.A	$75,331	$60,405	$40,585
Israel	28,093	26,355	25,340
Europe	3,594	5,348	3,825
Latin America	3,994	5,248	4,221
Asia	3,336	4,979	3,028
Others	121	490	495
	$114,469	$102,825	$77,494

                         c.         Cost of goods sold

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars in thousands

Cost of materials	54,888	41,179	36,154
Salary and related expenses	14,867	13,137	10,596
Depreciation and amortization	2,859	2,504	2,443
Energy	1,426	1,202	959
Subcontractors	3,633	3,995	2,833
Other manufacturing expenses	989	1,572	1,057

	78,662	63,589	54,042
Decrease (increase) in inventories	(5,665)	7,148	2,092
	$72,997	$70,737	$56,134

                         d.          Research and development

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars in thousands

Salary and related expenses	$5,823	$6,413	$5,237
Subcontractors	2,275	3,392	8,318
Materials and allocation of facility costs	1,131	1,101	1,907
Others	518	1,067	783

	$9,747	$11,973	$16,245

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 22: -	Supplementary Information to the Statements of profit and loss (cont.)

                         e.          Selling and marketing

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars in thousands

Salary and related expenses	$1,647	1,470	1,272
Marketing support	121	95	79
Packing, shipping and delivery	477	607	494
Marketing and advertising	424	627	337
Registration and marketing fees	470	1,162	796
Others	491	437	265

	$3,630	$4,398	$3,243

                          f.         General and administrative

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars in thousands

Salary and related expenses	$3,085	$3,138	3,029
Employees welfare	1,151	2,182	1,465
Professional fees and public company expense	2,012	*1,549	*1,416
Depreciation, amortization and impairment	686	649	712
Communication and software services	675	*554	*362
Others	916	*201	*369

	$8,525	$8,273	$7,353

* Reclassified

g.         Financial income/expense

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars in thousands

Financial incomes
Interest income and gains from marketable securities	$820	$500	$469

Financial expenses
Fees and interest paid to financial institutions	$340	$162	$126

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 23: -	Income (Loss) per Share

a.	Details of the number of shares and income (loss) used in the computation of income (loss) per share

	Year Ended December 31,
	2018		2017		2016
	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Loss Attributed to equity holders of the Company
		U.S. Dollars in thousands		U.S. Dollars in thousands		U.S. Dollars in thousands

For the computation of basic income (loss)	40,275,374	$22,296	37,970,697	$6,901	36,418,833	$(6,733)
Effect of potential dilutive ordinary shares	170,043	-	74,400	-	-	-

For the computation of diluted income (loss)	40,445,417	$22,296	38,045,097	$6,901	36,418,833	$(6,733)

b.	The computation of the diluted income per share in 2018 and 2017 took into account the options and RSs due to their dilutive effect.

Note 24: -	Operating Segments

a.	General

The operating segments are identified on the basis of information that is reviewed by the chief operating decision makers ("CODM") to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services of the business units and has two operating segments as follows:

Proprietary Products	Develop and manufacture plasma-derived therapeutics and market them in more than 15 countries.

Distribution	Distribute imported drugs in Israel which are manufactured by third parties.

Segment performance is evaluated based on revenues and gross profit in the financial statements.

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly the Group's headquarter assets, research and development costs, sales and marketing costs, general and administrative costs and financial costs (consisting of finance expenses and finance income and including fair value adjustments of financial instruments), are managed on a group basis.

The segment liabilities do not include loans and financial liabilities as these liabilities are managed on a group basis.

b.        Reporting on operating segments

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousands

Year Ended December 31, 2018

Revenues	$90,784	$23,685	$114,469

Gross profit	$37,988	$3,484	$41,472

Unallocated corporate expenses			(22,213)
Finance income, net			1,082

Income before taxes on income			$20,341

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 24: -	Operating Segments (cont.)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands

Year Ended December 31, 2017

Revenues	$79,559	$23,266	$102,825

Gross profit	$28,224	$3,864	$32,088

Unallocated corporate expenses			(24,644)
Finance expense, net			(274)

Income before taxes on income			$7,170

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousands

Year Ended December 31, 2016

Revenues	$55,958	$21,536	$77,494

Gross profit	$18,235	$3,125	$21,360

Unallocated corporate expenses			(26,841)
Finance expense, net			470

Loss before taxes on income			$(5,011)

Note 25: -	Balances and Transactions with Related Parties

a.	Balances with related parties

	December 31,	December 31,
	2018	2017
	U.S. Dollars in thousands
Other accounts payables	$336	$292
Employee benefit liabilities, net	$80	$92
Trade receivable	$1,135	$2,382

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 25: -	Balances and Transactions with Related Parties (cont.)

b.	Transactions with employed/directors that accounts as related parties

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars in thousands

Salary and related expenses to those employed by the Company or on its behalf	$352	$460	$473

Remuneration of directors not employed by the Company or on its behalf	$366	$107	$122

Number of People to whom the Salary and remuneration Refer:

Related and related parties employed by the Company or on its behalf	2	2	2
Directors not employed by the Company	8	2	3

	10	4	5

c.	Transactions with key executive personnel (including non-related parties)

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars in thousands

Short-term benefits	$2,766	$2,959	$2,654
Share-based payment	285	310	460
Other long-term benefits	-	6	28

	$3,051	$3,275	$3,142

d.	Transactions with related parties

	Year Ended December 31,
	2018	2017	2016
	U.S. Dollars in thousands
Sales	$3,529	$3,455	$2,230
Selling and marketing expenses	$313	$121	$101
General and administrative expenses	$408	$446	$503

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 25: -	Balances and Transactions with Related Parties (cont.)

e.	Revenues and Expenses from Related and Interested Parties

Terms of Transactions with Related Parties

1.
Sales to related parties are conducted at market prices. Open account that have yet to be repaid by the end of the year by a related party bear no interest and their settlement will be in cash and certain balances are guaranteed by letter of credit. For the years ended December 31, 2018, 2017 and 2016, the Company recorded no allowance for doubtful accounts for trade receivable from related parties.

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

Pursuant to the distribution agreement, Tuteur serves as the exclusive distributor of GLASSIA and KamRho(D), in Argentina, Paraguay and Bolivia. In 2016 the Board of Directors approved a marketing contribution funding to Tuteur for reimbursement of costs associated with marketing activities aimed to locating new AATD patients and increasing the overall number of AATD patients treated with GLASSIA in Argentina. Such funding was paid by the Company in each of 2016 and 2017.  In addition, in 2016 and in 2017 the Board of Directors approved extending a price discount to Tuteur for KamRho(D).

During 2019, a third amendment to the agreement was executed, which was effective as of July 1, 2018, pursuant to which the Company extended a per vial discount on the price of GLASSIA in exchange for obtaining a bank guarantee from Tuteur to cover any future supply of products to Tuteur.

2.
On July 29, 2015 the Company’s Board of Directors approved the entering into a distribution agreement with Khairi S.A. (“Khairi”), a company held, inter alia, by Mr. Leon Recanati, the Chairman of the Company's Board of Directors, and Mr. Jonathan Hahn, a director of the Company and his siblings, for the distribution of GLASSIA and KamRho(D) in Uruguay. This distribution agreement with Khairi is an arm’s length transaction.

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 25: -	Balances and Transactions with Related Parties (cont.)

f.	Chief executive officer employment terms

On June 30, 2015 the Company’s shareholders approved the employment terms of Mr. Amir London in his position as the Company’s Chief Executive Officer (“CEO”), effective as of July 1, 2015. Under the employment agreement, Mr. Amir London is entitled to a monthly gross salary of NIS 65,000 (or $16,658). On August 30, 2016 the general meeting of the shareholders approved the update of Mr. London’s monthly gross salary to NIS 71,500 (or $18,430), effective as of July, 1 2016. On December 20, 2018 the general meeting of the shareholders approved the update of Mr. London’s monthly gross salary to NIS 82,500 (or $22,627), effective as of July, 1 2018.

During 2018 the Company recorded approximately $139 thousands, as a bonus to Mr. London. As for the grant of options and restricted shares to Mr. London, refer to Note 20b.

Note 26: -	EVENTS SUBSEQUENTS TO THE REPORTING PERIOD

a.	On February 4, 2019 a wholly owned subsidiary of the Company named Kamada Ireland limited was established in Ireland.

b.	As for the 3rd amendment of distribution agreement with Tuteur, refer to Note 25e.