Form 20-F
period 2019-12-31
KAMADA LTD
filed 2020-02-26
CIK 1567529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

As of December 31, 2019, the Registrant had 40,353,101 Ordinary Shares outstanding.

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

Large accelerated filer   ☐   Accelerated filer   ☒   Non-accelerated filer   ☐   Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

i

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

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management in light of the information currently available to it. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but without limitation, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “may,” “will,” “would,” or “could,” or other words, expressions or phrases of similar substance or the negative thereof. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

●	our expectation that our 2020 revenues will be in the range of $132 million to $137 million, with the year-over-year growth driven by increased sales of Proprietary IgG products portfolio and Alpha-1 Antitrypsin (“AAT”) intravenous product, GLASSIA® (“GLASSIA“), in international markets, growth of the Distribution segment in Israel and increases sale of KEDRAB®, our anti-rabies immunoglobulin products (“KEDRAB”), in the U.S.;

●	our expectation that we will continue to generate gross, operating and net profits as well as positive cash flows during 2020 and beyond;

●	our expectation that the expected change in product sales mix, during 2020, as well as reduced plant utilization, is anticipated to result in an overall decrease in the Propriety Products segment’s full-year gross margins of approximately three to five percentage points as compared to 2019;

●	our expectation for an approximately 20% to 25% increase in research and development expenses during 2020, as compared to 2019, due to the planned acceleration of our pivotal Phase 3 InnovAATe clinical trial;

●	our expectation that the minimum aggregate revenue from sales of GLASSIA to Takeda Pharmaceutical Company Limited (“Takeda”), for the year 2020 will be approximately $65 million, for the year 2021 to be in the range of $25 million to $50 million;

●	our expectation that Takeda is planning to complete the technology transfer of GLASSIA, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021;

●	our expectation that the planned transition of GLASSIA manufacturing to Takeda during 2021 will result in a significant reduction of our revenues and profitability during the years 2021 and 2022 as well as excess manufacturing plant capacity, which will reduce manufacturing efficiencies;

●	our expectation that upon initiation of sales of GLASSIA manufactured by Takeda, Takeda will pay us royalties at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040, and our expectation that based on current GLASSIA sales in the United States and forecasted future growth, we will receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040;

●	our belief that our current cash and cash equivalents and short-term investments will be sufficient to satisfy our liquidity requirements for the next 12 months; and

●	our belief that our relationships with our strategic partners, including with Takeda and Kedrion S.p.A (“Kedrion”), will continue without disruption;

●	our expectation that continued business development efforts, focused on creating new growth opportunities through the identification of new product opportunities for our manufacturing plant and seeking complementary products via licensing and acquisition, are expected to result in resumed revenue and profitability growth beginning in 2023, which growth will be driven by an expected increase in Proprietary Products segment’s sales in international markets, an anticipated continued increase in KEDRAB sales in the U.S., the commercial manufacturing of the new specialty hyper-immune globulin product at our facility beginning in 2023, expected growth in our Distribution segment, and the expected royalties to be paid by Takeda on GLASSIA sales;

●	our belief that we will be able to register our proprietary products in additional countries where they are not currently registered, and our belief that this would lead to additional sales worldwide;

●	our belief that we will be able to continue to meet our customers demand for GLASSIA, KEDRAB, and other proprietary products;

●	our expectation that sales of KamRAB through the Pan American Health Organization (“PAHO”) will continue in 2020;

●	our estimation that the total U.S. market for rabies treatment is approximately $150 million per year and our expectation that our market share for KEDRAB sales in the U.S. market will continue to grow in the coming years;

●	our belief that U.S.-based and other healthcare providers would seek to continue to diversify their source of anti-rabies immunoglobulin using our product;

●	our belief that anti-rabies products based on equine serum are inferior to products made from human plasma;

●	our expectations regarding the potential market opportunities for our products and product candidates;

●	our expectations regarding the potential actions or inactions of existing and potential competitors of our products, including our belief that there will be no new supplier of AAT by infusion in the U.S. market in the near future;

●	the legislation or regulation in countries where we sell our products that affect product pricing, reimbursement, access or distribution channels may affect our sales and profitability;

●	our projection that changes in the product sales mix and geographic sales mix may have an effect on our sales and profitability;

●	our ability to procure adequate quantities of plasma and fraction IV from our suppliers, which are acceptable for use in our manufacturing processes;

●	our ability to maintain compliance with government regulations and licenses;

●	our expectation that pursuant to our 12-year contract manufacturing agreement with an undisclosed partner, we will commercially manufacture the hyper-immune globulin product starting in early 2023, which we estimate will add $8 to $10 million to our annual revenues and have gross margin similar to average gross margin of products in our Proprietary Products segment;

●	our expectation of launching PF 708 in Israel during 2022 upon receipt of regulatory approval from the Israeli Ministry of Health (“IMOH”);

●	our expectation of launching five other biosimilar products pursuant to an agreement with Alvotech during the years 2023-2025, subject to approval by the IMOH;

●	our belief that the distribution of the six biosimilar products pursuant to an agreement with Alvotech will generate peak revenues in the range of $20 million to $30 million annually;

●	our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates;

●	our focus on the AAT deficiency (“AATD”) field and on becoming the innovator in this field by developing different therapeutic approaches to AATD independently and through collaborations with strategic partners;

●	our belief that the market opportunity for AAT products will continue to grow;

●	our ability to successfully attract partners in development programs for Inhaled AAT for AATD in the United States and the European Union, and to maintain such partnerships, if we decide to pursue such direction, as well as the impact on our business resulting from such partnerships, or from a failure to form such partnerships or fully realize the benefits of such partnerships;

●	our belief that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby decreasing the need for clinic visits or nurse home visits and reducing medical costs;

●	our belief that Inhaled AAT for AATD will enable us to treat significantly more patients from the same amount of fraction IV and production capacity and therefore increase our profitability;

●	the various uses of AAT products to potentially be effective for various indications, including Graft versus Host Disease (“GvHD”), prevention of lung transplantation rejection and organ preservation, and our ability to generate the needed data to potentially attract strategic partner(s) to collaborate in the further development of those indications;

●	our expectation that we will report final results from the Phase II clinical study of our intravenous AAT product to prevent lung transplantation rejection during 2020;

●	our expectation that we will report interim results from the Phase II Investigator-Initiated clinical study of our intravenous AAT product for GvHD during 2020;

●	the timing of, and our ability to, obtain and/or maintain regulatory approvals for our products and new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

●	our development plan of a recombinant AAT product and its future potential utilization;

●	our ability to obtain and maintain protection for the intellectual property, trade secrets and know-how relating to or incorporated into our technology and products;

●	our expectations regarding our ability to utilize Israeli tax incentives against future income; and

●	our expectations regarding taxation, including that we will not be classified as a passive foreign investment company for the taxable year ending December 31, 2020.

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

The audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 included in this Annual Report have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.456, the exchange rate published by the Bank of Israel as of December 31, 2019.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table summarizes our consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017 and the consolidated balance sheets data as of December 31, 2019 and 2018 from our audited consolidated financial statements included elsewhere in this Annual Report. We have derived the summary consolidated statements of operations data for the years ended December 31, 2016 and 2015 and the summary consolidated balance sheet data as of December 31, 2017, 2016 and 2015 from our audited consolidated financial statements not included in this Annual Report.

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

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(U.S. Dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues from Proprietary Products	$97,696	$90,784	$79,559	$55,958	$42,952
Revenues from Distribution	29,491	23,685	23,266	21,536	26,954
Total revenues	127,187	114,469	102,825	77,494	69,906
Cost of revenues from Proprietary Products	52,425	52,796	51,335	37,723	30,901
Cost of revenues from Distribution	25,025	20,201	19,402	18,411	23,640
Total cost of revenues	77,450	72,997	70,737	56,134	54,541
Gross profit	49,737	41,472	32,088	21,360	15,365
Research and development expenses	13,059	9,747	11,973	16,245	16,530
Selling and marketing expenses	4,370	3,630	4,398	3,243	3,652
General and administrative expenses	9,194	8,525	8,273	7,353	6,607
Other expense	330	311	-	-	-
Operating income (loss)	22,784	19,259	7,444	(5,481)	(11,424)
Financial income	1,146	830	500	470	18
Income (expense) in respect of securities measured at fair value, net	(5)	(178)	(80)	(13)	68
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net	(651)	602	(612)	127	624
Financial expense	(293)	(172)	(82)	(114)	(556)
Income (loss) before taxes on income	22,981	20,341	7,170	(5,011)	(11,270)
Taxes on income	730	(1,955)	269	1,722	-
Net income (loss)	22,251	22,296	6,901	(6,733)	$(11,270)
Income (loss) attributable to equity holders	22,251	22,296	6,901	(6,733)	$(11,270)
Income (loss) per share attributable to equity holders:
Basic	$0.55	$0.55	$0.18	$(0.18)	$(0.31)
Diluted	$0.55	$0.55	$0.18	$(0.18)	$(0.31)
Weighted-average number of ordinary shares used to compute income (loss) per share attributable to equity holders:
Basic	40,320,888	40,275,374	37,970,697	36,418,833	36,245,813
Diluted	40,581,627	40,445,417	38,045,097	36,418,833	36,245,813

Consolidated Statements of Cash Flows:
Cash flows from operating activities	$27,571	$10,546	$3,608	$1,897	$(13,979)
Cash flows from investing activities	(564)	(5,176)	(15,608)	1,637	11,253
Cash flows from financing activities	(1,530)	(587)	15,320	1,490	(6,355)

Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term investments	$73,907	$50,592	$43,019	$28,632	$28,306
Trade receivables	23,210	27,674	30,662	19,788	23,071
Working capital (1)	110,823	87,321	67,486	49,871	57,655
Total assets	173,797	138,116	122,110	99,696	101,992
Total liabilities	38,478	25,740	32,618	32,953	29,485
Total shareholders’ equity	135,319	112,376	89,492	66,743	72,507

Other Data:
Adjusted net income (loss)(2) (3)	$23,414	$23,244	$7,384	$(5,663)	$(9,363)
Adjusted EBITDA(2)	$28,466	$23,910	$11,450	$(909)	$(6,290)

(1)	Working capital is defined as total current assets minus total current liabilities.

(2)	We present adjusted net income (loss) and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making; and (2) they exclude the impact of non-cash items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business.

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

(3)	Adjusted EBITDA is defined as net income (loss), plus income tax expense, plus financial expense, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses, plus or minus income or expense in respect of exchange and translation differences and derivatives instruments not designated as hedging. Management believes that adjusted EBITDA provides useful information to investors for the same reasons discussed above for adjusted net income (loss).

The following tables set forth adjusted net income (loss) and adjusted EBITDA and also reconcile these figures to the IFRS measure net income (loss):

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(U.S. Dollars in thousands)
Net income (loss)	$22,251	$22,296	$6,901	$(6,733)	$(11,270)
Non-cash share-based compensation expenses	1,163	948	483	1,071	1,907
Adjusted net income (loss)	$23,414	$23,244	$7,384	$(5,663)	$(9,363)

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(U.S. Dollars in thousands)
Net income (loss)	$22,251	$22,296	$6,901	$(6,733)	$(11,270)
Income tax expense	730	(1,955)	269	1,722	-
Financial expense, net	(197)	(1,082)	274	(470)	(154)
Depreciation and amortization expense	4,519	3,703	3,523	3,501	3,227
Non-cash share-based compensation expenses	1,163	948	483	1,071	1,907
Adjusted EBITDA	$28,466	$23,910	$11,450	$(909)	$(6,290)

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

Risks Related to Our Proprietary Products Segment

Our business is currently highly concentrated on our flagship product, GLASSIA, and in our largest geographic region, the United States. Any adverse market event with respect to such product or the United States would have a material adverse effect on our business (see next risk factor for the effect of transition of GLASSIA manufacturing to Takeda in 2021).

We rely heavily upon the sales of our AAT intravenous product, GLASSIA. Revenue from our intravenous AAT products for the treatment of AATD comprised approximately 58%, 60% and 64% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. If GLASSIA were to lose significant sales, or were to be substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if GLASSIA were to become the subject of litigation and/or an adverse governmental ruling requiring us to cease the manufacturing, export or sales of GLASSIA, our business would be adversely affected.

In addition, we have a partnership arrangement with Takeda, pursuant to which Takeda is the sole distributor of GLASSIA in the United States, Canada, Australia and New Zealand. The partnership agreement was originally executed in 2010 with Baxter International Inc. (“Baxter”). During 2015, Baxter assigned all its rights under the partnership agreement to Baxalta US Inc. (“Baxalta”), an independent public company which spun-off from Baxter. In 2016, Shire completed its acquisition of Baxalta, and as a result, all of Baxalta’s rights under the partnership agreement were assigned to Shire. In January 2019, Takeda completed its acquisition of Shire. Revenue derived from our partnership with Takeda, which consists of sales of GLASSIA, milestone revenue and technology transfer services accounted for approximately 54%, 56% and 59% of our total revenues in the years ended December 31, 2019, 2018 and 2017, respectively. Additionally, we depend upon Takeda for the supply of fraction IV plasma for our production of GLASSIA to be sold in the United States. See also the following risks “— Based on current agreement with Takeda, we will cease to produce GLASSIA for Takeda after 2021 as Takeda begins its own production of GLASSIA, which will result in a significant reduction of our revenues and profitability, as well as excess manufacturing plant capacity, which will reduce manufacturing efficiencies.” and “In our Proprietary Products segment, we currently rely on Takeda, which accounts for a significant portion of our total sales, and any disruption to our relationships with Takeda would have an adverse effect on our results of operations and profitability.”

We also rely heavily on sales in the United States, which comprised approximately 66%, 66% and 59% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. If our U.S. sales were significantly impacted by material changes to government or private payor reimbursement, other regulatory developments, competition or other factors, then our business would be adversely affected.

Based on current agreement with Takeda, we will cease to produce GLASSIA for Takeda after 2021 as Takeda begins its own production of GLASSIA, which will result in a significant reduction of our revenues and profitability, as well as excess manufacturing plant capacity, which will reduce manufacturing efficiencies.

In September 2019, we announced the extension of our strategic supply agreement with Takeda for GLASSIA in the U.S., pursuant to which we will continue to produce GLASSIA for Takeda through 2021. Based on the licensing and technology transfer agreement signed in 2010, Takeda is planning to complete the technology transfer of GLASSIA, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021. Accordingly, following the transition of manufacturing to Takeda, we will terminate the manufacturing of GLASSIA for Takeda, and based on the agreement between the companies, upon initiation of sales of GLASSIA manufactured by Takeda, Takeda will pay royalties to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. Based on current GLASSIA sales in the United States and forecasted future growth, we project receiving royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040.

The transition of GLASSIA manufacturing to Takeda and the transition of the agreement to royalties phase, will result in a significant reduction of our revenue and profitability. As an illustration, in the event the transition of the agreement to its royalty phase would have taken place in 2019, our revenues would have been reduced by $68.1 million (which is the total revenues generated by GLASSIA sales to Takeda during the year ended December 31, 2019), our gross profit would have been reduced by a range of $27 million to $29 million. Such revenues and gross profitability reduction would have been offset by royalties that would have been paid by Takeda in the range of $10 million to $20 million. We also may suffer from reduced effectiveness in our manufacturing facility which may cause us to incur operating losses. See — “In our Proprietary Products segment, we currently rely on Takeda, which accounts for a significant portion of our total sales, and any disruption to our relationships with Takeda would have an adverse effect on our results of operations and profitability”, and “We may have excess manufacturing plant capacity in our manufacturing facility, which may result in significant operating losses.”

We may have excess manufacturing plant capacity in our manufacturing facility, which may result in significant operating losses.

After 2021, Takeda has no obligation to purchase a minimum amount of GLASSIA, and we estimate that Takeda will begin selling GLASSIA produced in its own manufacturing facility as early as 2022 and will only pay us royalties. As Takeda transitions to producing GLASSIA in its own facilities, we will incur a substantial reduction in revenues (as well as costs of goods sold) driven by the reduction in GLASSIA manufacturing. Our revenues will decrease and our operating results may be materially and adversely impacted if we are unable to continue operating our manufacturing facility at its current capacity and/or level of profitability, or otherwise to reduce direct and indirect costs relating to our manufacturing facility in line with any reduction in demand. In 2020, the reduced plant utilization (as well as the expected change in product sales mix) is anticipated to result in an overall decrease in the Propriety Products segment’s full-year gross margins of approximately three to five percentage points as compared to 2019.

Following the transition of GLASSIA manufacturing to Takeda, we plan to utilize the excess manufacturing capacity in our manufacturing plant to support the growth of our other existing proprietary products, including KEDRAB. While we are capable of manufacturing more of these products, there is no assurance that there will be increased market demand for these products in the currently existing markets in which we distribute our products or other markets. The manufacturing of excess quantities of products which may not be sold due to lower demands may results in the need to write-down the value of inventories which may result in significant operating losses.

We believe the risk of not adequately adjusting to lower plant utilization could result in inefficiencies, reduced profitability or operating losses. In addition, these changes may require significant layoffs, which may be expensive and may lead to labor issues and strikes which could affect our ability to continue to manufacture products and may lead to increase costs, reduced profitability and operating losses.

Manufacturing of new plasma-derived products in our manufacturing facility requires a lengthy and challenging technology transfer project and obtaining necessary regulatory approvals, both of which may not materialize.

We are exploring opportunities to manufacture in our manufacturing plant other new plasma-derived products which we have not previously manufactured. The manufacturing of other plasma-derived products in our plant, including, a hyper-immune globulin product for which we executed a 12-year contract manufacturing agreement with an undisclosed partner, requires a lengthy and challenging technology transfer project through which we transfer the know-how and capabilities to manufacture the new product. Such projects are usually complex and involve investment of significant time (approximately two to four years) and resources. There is no assurance that such technology transfer projects will be successful and will allow us to manufacture the new product according to its required specifications.

Such technology transfer projects require obtaining regulatory approval by the FDA and/or EMA or other relevant regulatory agencies. Obtaining such regulatory approval may require activities such as the manufacturing of comparable batches and/or performing comparability non-clinical and/or clinical studies between the product manufactures by its existing manufacturer and the product manufactured at our manufacturing facility. There is no assurance that we will be able to provide supporting comparability results that meet all regulatory requirements needed to obtain the regulatory approval required to be able to commence commercial manufacturing of new plasma-derived products in our manufacturing plant.

In addition, there can be no assurance that we will be able to find and secure agreements for the manufacturing of other plasma-derived products to be manufactured in our manufacturing plant for various reasons, such as lack of relevant products, technological differences, capacity constraints, or inability to secure adequate commercial terms.

If we are unable to secure new agreements for manufacturing of new plasma-derived products or are unable to adequately complete the required technology transfer projects or subsequently obtain the required regulatory approvals, we will not be able to utilize the excess capacity of our manufacturing plant and may suffer reduced profitability or operating losses.

We may face manufacturing stoppages and other challenges associated with audits or inspections by regulatory bodies.

The regulatory authorities may, at any time and from time to time, following approval of a product for sale, audit the facilities in which the product is manufactured. If any such inspection or audit of our facilities identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independently of such an inspection or audit, the relevant regulatory authority may require remedial measures that may be costly or time consuming for us to implement and that may include the temporary or permanent suspension of commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us with whom we contract could materially harm our business.

In our Proprietary Products segment, we currently rely on Takeda, which accounts for a significant portion of our total sales, and any disruption to our relationships with Takeda would have an adverse effect on our results of operations and profitability.

Pursuant to our partnership arrangement with Takeda, Takeda is the sole distributor of GLASSIA in the United States, Canada, Australia and New Zealand. Sales to Takeda accounted for approximately 54%, 56% and 59% of our total revenues in the years ended December 31, 2019, 2018 and 2017, respectively. We also depend upon Takeda for the supply of fraction IV plasma for our production of GLASSIA to be sold in the United States. See “—We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of the source plasma or plasma derivatives were to raise significantly.”

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

As Takeda transitions to producing GLASSIA in its own facilities, we will incur substantial reduction in revenues (as well as costs of goods sold), driven by the reduction in GLASSIA manufacturing. While we will receive royalty payments from Takeda based on its GLASSIA sales until 2040, and we may be able to partially offset the decrease in revenues by expanding sales of other products and in other territories, our revenues will decrease and our operating results may be materially and adversely impacted if we are unable to continue operating our manufacturing facility at its current capacity and/or level of profitability, or otherwise reduce fixed costs relating to our manufacturing facility in line with any reduction in demand.

In our Proprietary Products segment, we rely on Kedrion for the sales of our KEDRAB product in the United States, and any disruption to our relationships with Kedrion would have an adverse effect on our future results of operations and profitability.

Pursuant to the strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KEDRAB, Kedrion is the sole distributor of KEDRAB in the United States. Sales to Kedrion accounted for approximately 13% and 10% of our total revenues in the years ended December 31, 2019 and 2018, respectively. We are dependent on Kedrion for its marketing and sales of KEDRAB in the United States.

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

In our Proprietary Products segment, we rely on third party distributers for the distribution and sales of our products in ex-U.S. markets (other than the Israeli market), and any disruption to our relationships with these third party distributers would have an adverse effect on our future results of operations and profitability.

We engage third party distributors in ex-U.S. markets to distribute and sell our Proprietary Products. Sales through distributors in ex-U.S. markets (other than the Israeli market) accounted for approximately 13%, 17% and 24% of our total revenues in the years ended December 31, 2019, 2018 and 2017, respectively. We are dependent of these third parties for marketing, distribution and sales of our products in these markets.

In addition to distribution and sales, these third party distributors are, in most cases, responsible for the regulatory registration of our products in the local markets in which they operate, as well as responsible for participation in tenders for sale of our products. Failure of the third party distributors to obtain and maintain such regulatory approvals and/or win tenders or provide competitive prices to our products may adversely affect our ability to sell our Proprietary Products in these markets, which in turn will negatively affect our revenues and profitability. In addition, our inability to sell our Proprietary Products in these markets may reduce our manufacturing plant utilization and effectiveness, and may lead to additional reduction of profitability.

Our Proprietary Products segment operates in a highly competitive market.

We compete with well-established drug companies, including two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd. (“CSL”), Takeda, and Grifols S.A. (“Grifols”), which acquired a competitor, Talecris Biotherapeutics, Inc. (“Talecris”) in 2011, and Kedrion. We compete against these companies for, among other things, licenses, expertise, clinical trial patients and investigators, consultants and third-party strategic partners. We also compete with these companies for market share for certain products in the Proprietary Products segment. Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. Some of them also have an additional advantage regarding the availability of raw materials, as they own companies that collect plasma and/or plants which fractionate plasma.

Our products generally do not benefit from patent protection and compete against similar products produced by other providers. Additionally, the development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net sales or a decrease in our profit margins. For example, we believe that our two main competitors in the AAT market are Grifols and CSL. We estimate that Grifols’ AAT by infusion product for the treatment of AATD, Prolastin A1PI, accounts for at least 50% market share in the United States and more than 70% of sales in the worldwide market for the treatment of AATD, which also includes sales of Prolastin in different European countries. Apart from its sales through Talecris’ historical business, Grifols is also a local producer of the product in the Spanish market and operates in Brazil. CSL’s intravenous AAT product is mainly sold in the United States. In 2015, CSL’s intravenous AAT product was granted centralized marketing authorization in Europe and CSL launched the product in a few European countries during 2016. There is another, smaller local producer in the French market, LFB S.A. In addition, we estimate that each of Grifols and CSL owns approximately 200-250 operating plasma collection centers located across the United States.

Similarly, if a new AAT formulation or a new route of administration with significantly improved characteristics is adopted (including, for example, aerosol inhalation), the market share of our current AAT product, GLASSIA, could be negatively impacted. While we are in the process of developing Inhaled AAT for AATD, our competitors may also be attempting to develop similar products. For example, several of our competitors may have completed early stage clinical trials for the development of an inhaled formulation of AAT for different indications. While these products are in the early stages of development, they may eventually be successfully developed and launched. Furthermore, even if we are able to commercialize Inhaled AAT for AATD prior to the development of comparable products by our competitors, sales of Inhaled AAT for AATD, subject to approval of such product by the applicable regulatory authorities, could adversely impact our revenue and growth of sales of GLASSIA or GLASSIA -related royalties.

In addition, our plasma-derived protein therapeutics face, or may face in the future, competition from existing or newly developed non-plasma products and other courses of treatments. New treatments, such as gene therapy, small molecules, correctors, monoclonal or recombinant products, may also be developed for indications for which our products are now used. Our competitors are attempting to develop similar products or products that could be a substitute for AAT product. For example, several of our competitors are conducting clinical trials for the development of gene therapy or correctors for AATD. While these products are in the early stages of development, they may eventually be successfully developed and launched, and could adversely impact our revenue and growth of sales of GLASSIA or GLASSIA -related royalties as well as affect our ability to launch our Inhaled AAT product, if approved.

We believe that there are two main competitors for KamRAB/KEDRAB, our anti-rabies products, worldwide: Grifols, whose product we estimate comprises approximately 75%-85% of the anti-rabies market in the United States, and CSL, which sells its anti-rabies product in Europe and elsewhere. In addition, Sanofi Pasteur, the vaccines division of Sanofi S.A., has a product registered for the United States market, but the product is primarily sold in Europe and not currently sold in significant quantities in the United States. There are a number of local producers in other countries that make similar anti-rabies products, most of which are based on equine serum. Over the past several years, a number of companies have made attempts and some are still in the process of developing monoclonal antibodies for an anti-rabies treatment. These products, if approved, may be as effective as the currently available plasma derived anti-rabies vaccine and may potentially be significantly cheaper, and as such may result in loss of market share of KamRAB/KEDRAB.

While Kedrion is our strategic partner for KEDRAB, it is also one of our competitors for KamRho(D). In addition to its sales in the United States, Kedrion also markets a competing product in several EU countries as well as other countries world-wide. We believe there are three additional main suppliers of competitive products in this market: Grifols, CSL and Saol Therapeutics. There are also local producers in other countries that make similar products mostly intended for local markets.

We do not currently sell any propriety recombinant products. We have begun developing recombinant version of AAT, through external services of a Contract Development and Manufacturing Organization (“CDMO”), but we cannot be certain that such product will ever be approved or commercialized. See “Item 4. Information on the Company — Our Product Pipeline and Development Program — Recombinant AAT.” The main advantage of recombinant AAT is its potentially wider availability, and ease of large scale manufacturing. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant or other non-plasma products or treatments.

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

While we expect small amounts of work-in-process inventories scraps in the ordinary course of business because of the complex nature of plasma and plasma derivatives, our processes and our plasma-derived protein therapeutics, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. We have, in the past, experienced situations that have caused us to write off the value of our products. Such write-offs and other costs could materially adversely affect our operating results. Furthermore, contamination of our plasma-derived protein therapeutics could cause consumers or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could materially adversely affect our sales and operating results.

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

Our adherence to cGMP regulations and the effectiveness of our quality control systems are periodically assessed through inspections of our manufacturing facility in Beit Kama, Israel by the FDA, the IMOH and regulatory authorities of other countries. Such inspections could result in deficiency citations, which would require us to take action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall products or suspend operations until appropriate measures can be implemented. The FDA could also stop the import of products into the United States if there are potential deficiencies. Such deficiencies may also affect our ability to obtain government contracts in the future. We are required to report certain deviations from procedures to the FDA. Even if we determine that the deviations were not material, the FDA could require us to take certain measures to address the deviations. Since cGMP reflects ever-evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur additional costs and may adversely impact our profitability. For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of a product or launch of a new product.

The biologic properties of plasma and plasma derivatives are variable, which may impact our ability to consistently manufacture our products in accordance with the approved specifications.

While our manufacturing processes were developed to meet certain product specifications, variations in the biologic properties of the plasma or plasma derivatives as well as the manufacturing processes themselves may result in out of specification results during the manufacturing of our products. While we expect certain work-in-process inventories scraps in the ordinary course of business because of the complex nature of plasma and plasma derivatives, our processes and our plasma-derived protein therapeutics, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. We have, in the past, experienced situations that have caused us to write off the value of our products. Such write-offs and other costs could materially adversely affect our operating results.

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

Some of our required specialty ancillary products and other materials used in the manufacturing process are commonly used in the healthcare industry world-wide. If the global demand for these products increases due to healthcare issues and epidemics, such as the recent coronavirus (2019-nCoV) outbreak, our ability to secure adequate supply at reasonable cost of such products may be negatively affected, which would materially adversely affect our ability to manufacture and distribute our products, which would adversely affect our sales and results of operations.

In addition, regulatory requirements, including cGMP regulations, continually evolve. Failure of our plasma suppliers to adjust their operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

In addition, if the purchase prices of the source plasma or plasma derivatives that we use to manufacture our proprietary products were to raise significantly, we may not be able to pass along these increased plasma and plasma-derivative prices to our customers. Prices in many of our principal markets are subject to local regulation and certain pharmaceutical products, such as plasma-derived protein therapeutics, are subject to price controls. Any inability to pass costs on to our customers due to these factors or others would reduce our profit margins. In addition, most of our competitors have the ability to produce their own source plasma or plasma derivatives, and therefore their products’ prices would not be impacted by such a price raise, and as a result any pricing changes by us in order to pass higher costs on to our customers could render our products noncompetitive in certain territories.

We have been required to conduct post-approval clinical trials of GLASSIA and KEDRAB as a commitment to continuing marketing such products in the United States, and we may be required to conduct post-approval clinical trials as a condition to licensing or distributing other products.

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

Sales of products supplied by Bio Products Laboratories Ltd. (“BPL”) and Biotest A.G., which are sold in our Distribution segment, together represented approximately 19%, 17% and 17% and of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. While we have distribution agreements with each of our suppliers, these agreements do not obligate these suppliers to provide us with minimum amounts of our Distribution segment products. Purchases of our Distribution segment products from our suppliers are typically on a purchase order basis. We work closely with our suppliers to develop annual forecasts, but these forecasts are not obligations or commitments. However, if we fail to submit purchase orders that meet our annual forecasts or if we fail to meet our minimum purchase obligations, we could lose exclusivity or, in certain cases, the distribution agreement could be terminated.

These suppliers may experience capacity constraints that result in their being unable to supply us with products in a timely manner, in adequate quantities and/or at a reasonable cost. Contributing factors to supplier capacity constraints may include, among other things, industry or customer demands in excess of machine capacity, labor shortages, changes in raw material flows or shortages in raw materials which may result from different market conditions including, but not limited to, shortages resulting from increased global demand for these raw materials due to global healthcare issues and epidemics, such as the recent coronavirus (2019-nCoV) outbreak. These suppliers may also choose not to supply us with products at their discretion or raise prices to a level that would render our products noncompetitive. Any significant interruption in the supply of these products could result in us being unable to meet the demands of our customers, which would have a material adverse effect on our business, financial condition and results of operations as a result of being required to pay of fines or penalties, be subject to claims of reach of contract, loss of reputation or even termination of agreement.

If our relationship with either distributor deteriorated, our distribution sales could be adversely affected. If we fail to maintain our existing relationships with these suppliers, we could face significant costs in finding a replacement supplier, and delays in establishing a relationship with a new supplier could lead to a decrease in our sales and a deterioration in our market share compared to one or more of our competitors.

Additionally, our future growth in the Distribution segment is dependent on our ability to successfully engage other manufacturers for distribution in Israel of other products. Failure to engage new suppliers may have an adverse effect on our revenue growth and profitability.

Certain of our sales in our Distribution segment rely on our ability to win tender bids based on the price and availability of our products in annual public tender processes.

Certain of our sales in our Distribution segment rely on our ability to win tender bids during the annual tender process in Israel, as well as on sales made to sick funds, hospitals and to the IMOH. Our ability to win bids may be materially adversely affected by competitive conditions in such bid process. Our existing and new competitors may also have significantly greater financial resources than us, which they could use to promote their products and business. Greater financial resources would also enable our competitors to substantially reduce the price of their products or services. If our competitors are able to offer prices lower than us, our ability to win tender bids during the annual tender process will be materially affected, and could reduce our total revenues or decrease our profit margins.

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

Our Distribution segment is dependent on a few customers, and any disruption to our relationship with these customers, or our inability to supply, in a timely manner, in adequate quantities and/or at a reasonable cost, would have a material adverse effect on our business, financial condition and results of operations.

The Israeli market for drug products includes a relatively small number of Health Maintenance Organizations (“HMOs”) and several hospitals. Sales to Clalit Health Services, an Israeli HMO, accounted for approximately 46%, 43% and 34% of our Distribution Segment revenues in the years ended December 31, 2019, 2018 and 2017, respectively.

If our relationship with any of our Israeli customers deteriorated, our distribution sales could be adversely affected. Failure to maintain our existing relationships with these customers could lead to a decrease in our revenues and profitability.

Before we may sell products in the Distribution segment, we must register the products with the IMOH and there can be no assurance that such registration will be obtained.

Before we may sell products in the Distribution segment in Israel, we must register the products, at our own expense, with the IMOH. We cannot predict how long the registration process of the IMOH may take or whether any such registration ultimately will be obtained. The IMOH has substantial discretion in the registration process and we can provide no assurance of success of registration. Our business, financial condition or results of operations could be materially adversely affected if we fail to receive IMOH registration for the products in the Distribution segment.

Our Distribution segment is a low-margin business and our profit margins may be sensitive to various factors, some of which are outside of our control.

Our Distribution segment is characterized by high volume sales with relatively low profit margins. Volatility in our pricing may have a direct impact on our profitability. Prolonged periods of product cost inflation may have a negative impact on our profit margins and results of operations to the extent we are unable to pass on all or a portion of such product cost increases to our customers. In addition, if our product mix changes, we may face increased risks of compression of our margins, as we may be unable to achieve the same level of profit margins as we are able to capture on our existing products. Our inability to effectively price our products or to reduce our expenses due to volatility in pricing could have a material adverse impact on our business, financial condition or results of operations.

We may be subject to milestone payments in connection with our Distribution segment products irrespective of whether the commercialization is successful.

Certain of our agreements in the Distribution segment require us to make milestone payments in advance of product launch. In some cases we may not be able to obtain reimbursement for such payments. To the extent that we are not ultimately able to recoup these payments, our business, financial position and results of operations may be adversely affected.

We may face competition in our Distribution segment.

In the Distribution segment, we face competition for our distribution products that are marketed in Israel and compete for market share. We believe that there are a number of companies active in the Israeli market distributing the products of several manufacturers whose comparable products compete with our products in the Distribution segment. In the plasma area, these manufacturers include Grifols, Takeda, CSL, Omrix Biopharmaceuticals Ltd. (a Johnson & Johnson company), while in other specialties we may be competing against products produced by some of the largest pharmaceutical manufacturers in the world, such as, Novartis AG, AstraZeneca AB, Sanofi UK and GlaxoSmithKline. Each of these competitors sells its products through a local subsidiary or a local representative in Israel. Our existing and new competitors may have significantly greater financial resources than us, which they could use to promote their products and business or reduce the price of their products or services. If we are unable to maintain or increase our market share, we may need to reduce prices and may suffer reduced profitability or operating losses, which could have a material adverse impact on our business, financial condition or results of operations.

Risk Related to Development, Regulatory Approval and Commercialization of Product Candidates

There can be no assurance that our current ongoing discussions with the FDA regarding the continued development of our Inhaled AAT for AATD product candidate will materialize and result in FDA allowing our pivotal clinical study to proceed under an IND.

We completed a Phase II clinical trial of our Inhaled AAT for AATD in the United States, which met its primary endpoint. However, when we presented the data from the European Phase II/III study to the FDA in April 2016, the FDA expressed concerns and questions about that data, primarily related to the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data. In order to address the FDA’s concerns and questions, in April 2017, we submitted to the agency the results of the U.S. Phase II data together with a proposed Phase III synopsis. The FDA then provided us with guidance for further development of the synopsis and requested that we submit a complete proposed study protocol for the next phase prior to enabling us to continue clinical development and initiate the Phase III study in the United States. In July 2017, we submitted a full study protocol, and in August 2017, in response to the study protocol and previous submission, the FDA issued a letter stating that it continues to have concerns and questions about the safety and efficacy of the Inhaled AAT for AATD. We provided the FDA with data and information related to their concerns and in April 2018, the FDA issued a response letter providing further guidance regarding the proposed pivotal Phase III protocol, as well as additional questions focused on the Inhaled AAT product characteristics. This correspondence indicated that, while several issues had been addressed, the FDA had continued concerns and questions related to the safety profile of Inhaled AAT for AATD. Following a thorough assessment of the FDA response, we provided the requested information and data and implemented the proposed changes in the study protocol during the second half of 2018. In April 2019, the FDA stated that we satisfactorily addressed the concerns and questions regarding the Inhaled AAT for AATD, and based on the feedback received from the FDA regarding anti-drug antibodies (ADA) to the Inhaled AAT for AATD, we intend to concurrently conduct a sub-study in North America in which approximately 30 patients will be evaluated for the effect of ADA on AAT levels in plasma with Inhaled AAT for AATD and IV AAT treatments. We expect to receive further feedback from the FDA related to our Human Factor Study (“HFS”), which we completed in the third quarter of 2019, which was required to support the combination product, consisting of our Inhaled AAT and the investigational eFlow nebulizer system of PARI.

We will need to receive authorization from the FDA in order to further proceed with the clinical development of Inhaled AAT for AATD in the United States. However, the FDA may decide that the risk/benefit balance to patients based on the comprehensive data we have submitted does not ease the FDA’s concerns and accordingly, the FDA will not approve the IND for our planned Phase III study in the United States of our Inhaled AAT for AATD product candidate.

Clinical trials are expensive to conduct and may not result in receipt of regulatory approval.

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

We may encounter unforeseen events that delay or prevent us from receiving regulatory approval for our product candidates.

We have experienced other unforeseen events that have delayed our ability to receive regulatory approval for certain of our product candidates, and may in the future experience similar or other unforeseen events during, or as a result of, preclinical testing or the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including that:

●	delays may occur in obtaining our clinical materials;

●	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or to abandon strategic projects;

●	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower or more difficult than we anticipate, or participants may withdraw from our clinical trials at higher rates than we anticipate;

●	delays may occur in reaching agreement on acceptable clinical trial agreement terms with prospective sites or obtaining institutional review board approval;

●	our strategic partners may not achieve their clinical development goals and/or comply with their relevant regulatory requirements, which could affect our ability to conduct our clinical trials or obtain marketing authorization;

●	we may be forced to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

●	regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

●	regulators may not authorize us to commence or conduct a clinical trial within a country or at a prospective trial site, or according to the clinical trial outline we propose;

●	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

●	the cost of our clinical and preclinical trials may be greater than we anticipate;

●	an audit of preclinical tests or clinical studies by the FDA, the EMA, the regulatory authorities in Israel or other regulatory authorities may reveal noncompliance with applicable regulations, which could lead to disqualification of the results of such studies and the need to perform additional tests and studies; and

●	our product candidates may not achieve the desired clinical benefits, or may cause undesirable side effects, or the product candidates may have other unexpected characteristics.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if safety concerns arise, we may:

●	be delayed in obtaining regulatory or marketing approval for our product candidates;

●	be unable to obtain regulatory and marketing approval;

●	decide to halt the clinical trial or other testing;

●	be required to conduct additional trials under a conditional approval;

●	be unable to obtain reimbursement for our products in all or some countries;

●	only obtain approval for indications that are not as broad as we initially intend;

●	have the product removed from the market after obtaining marketing approval from the FDA, the EMA, the regulatory authorities in Israel or other regulatory authorities; and

●	be delayed in, or prevented from, the receipt of clinical milestone payments from our strategic partners.

Our ability to enroll patients in our clinical trials in sufficient numbers and on a timely basis is subject to a number of factors, including the size of the patient population, the time of year during which the clinical trial is commenced, the hesitance of certain patients to leave their current standard of care for a new treatment, and the number of other ongoing clinical trials competing for patients in the same indication and eligibility criteria for the clinical trial.  In addition, patients may drop out of our clinical trials at any point, which could impair the validity or statistical significance of the trials.  Delays in patient enrollment or unexpected drop-out rates may result in longer development times.

Our product development costs will also increase if we experience delays in testing or approvals. There can be no assurance that any preclinical test or clinical trial will begin as planned, not need to be restructured or be completed on schedule, if at all. Because we generally apply for patent protection for our product candidates during the development stage, significant preclinical or clinical trial delays also could lead to a shorter patent protection period during which we may have the exclusive right to commercialize our product candidates, if approved, or could allow our competitors to bring products to market before we do, impairing our ability to commercialize our products or product candidates. For example, in the past, we have experienced delays in the commencement of clinical trials, such as a delay in patient enrollment for our clinical trials in Europe and the United States for Inhaled AAT for AATD.

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

We operate in highly innovative businesses. We currently rely on sales of GLASSIA for the treatment of AATD for a significant portion of our total revenues. However, our continued growth depends in large part on our ability to develop and obtain regulatory approvals of new products, new enhancements and/or new indications for our products and product candidates. Obtaining regulatory approval in any jurisdiction, including from the EMA or the FDA, involves significant uncertainty and may be time consuming and require significant expenditures. See “—Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results.” We have experienced delays at various stages of obtaining regulatory approval in the past, and failure to obtain regulatory approval of the Inhaled AAT for AATD product or of any of our other product candidates or additional indications in a timely manner or at all would materially adversely impact our business prospects. For example, the Phase II/III clinical trial in Europe for Inhaled AAT for AATD did not meet its primary or other pre-defined endpoints and, following our discussions with the EMA in regards to the study results, in June 2017, we withdrew the MAA in Europe for our Inhaled AAT for AATD. When we presented the data from the European Phase II/III study to the FDA, the agency expressed concerns and questions about that data, primarily related to the safety and efficacy of our Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data. In April 2019, the FDA stated that we satisfactorily addressed the concerns and questions regarding the Inhaled AAT for AATD, and based on the feedback received from the FDA regarding anti-drug antibodies (ADA) to the Inhaled AAT for AATD, we intend to concurrently conduct a sub-study in North America in which approximately 30 patients will be evaluated for the effect of ADA on AAT levels in plasma with Inhaled AAT for AATD and IV AAT treatments. We expect to receive further feedback from the FDA related to our Human Factor Study (“HFS”), which we completed in the third quarter of 2019, which was required to support the combination product, consisting of our Inhaled AAT and the investigational eFlow nebulizer system of PARI. See also “—We may not be able to commercialize our product candidates in development for numerous reasons.”

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

We must invest increasingly significant resources to develop specialty products through our own efforts and through collaborations with third parties in the form of partnerships or otherwise. The development of specialty pharmaceutical products involves high-level processes and expertise and carries a significant risk of failure. For example, the average time from the pre-clinical phase to the commercial launch of a specialty pharmaceutical product can be 15 years or longer, and involves multiple stages: not only intensive preclinical, clinical and post clinical testing, but also highly complex, lengthy and expensive regulatory approval processes as well as reimbursement proceedings, which can vary from country to country. The longer it takes to develop a pharmaceutical product, the longer it may take for us to recover our development costs and generate profits, and, depending on various factors, we may not be able to ever recover such costs or generate profits.

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

Accordingly, there can be no assurance that the continued development of our IV AAT (GLASSIA) for the treatment of GvHD, lung transplantation rejection, organ preservation and recombinant AAT will be successful and will result in an FDA and/or EMA approvable indication.

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

We rely upon third-party contractors, such as university researchers, study sites, physicians and contract research organizations (“CROs”), to conduct, monitor and manage data for our current and future preclinical and clinical programs. We expect to continue to rely on these parties for execution of our preclinical and clinical trials, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on such third-party contractors does not relieve us of our regulatory responsibilities. With respect to clinical trials, we and our CROs are required to comply with current Good Clinical Practices (“GCP”), which are regulations and guidelines enforced by the FDA, the EMA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements.

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

The FDA and the EMA may also, in the future, revisit any orphan drug designation that they have respectively conferred upon a drug and retain the ability to withdraw the relevant designation at any time. Additionally, the U.S. Congress has considered, and may consider in the future, legislation that would restrict the duration or scope of the market exclusivity of an orphan drug, and, thus, we cannot be sure that the benefits to us of the existing statute in the United States will remain in effect. Furthermore, some court decisions have raised questions about FDA’s interpretation of the orphan drug exclusivity provisions, which could potentially affect our ability to secure orphan drug exclusivity.

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

Any products that we bring to the market may not gain market acceptance by physicians, patients, healthcare payors, opinion leaders, patients’ organizations and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate material product revenue and we may not sustain profitability. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control, including:

●	the prevalence and severity of any side effects;

●	the efficacy, potential advantages and timing of introduction to the market of alternative treatments;

●	our ability to offer our product candidates for sale at competitive prices;

●	relative convenience and ease of administration of our products;

●	the willingness of physicians to prescribe our products;

●	the willingness of patients to use our products;

●	the strength of marketing and distribution support; and

●	third-party coverage or reimbursement.

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

We are dependent upon PARI GmbH (“PARI”) for the commercialization of any inhaled formulation of AAT, including our second generation AATD product, Inhaled AAT for AATD. We have an agreement with PARI, pursuant to which it is required to obtain the appropriate clearance to market PARI’s proprietary eFlow® device, which is a device required for the administration of inhaled formulation of AAT, from the EMA and FDA for use with Inhaled AAT for AATD. See “Item 4. Information on the Company — Strategic Partnerships — PARI.” Failure of PARI to achieve these authorizations will have a material adverse effect on the commercialization of any inhaled formulation of AAT, including Inhaled AAT for AATD, which would harm our growth strategy.

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

Risks Related to Our Financial Position and Capital Resources

We have incurred significant losses since our inception and while we were profitable in the year ended December 31, 2019, we may incur losses in the future and thus may never achieve sustained profitability.

As of December 31, 2019, our cash and cash equivalents and short-term investments were $73.9 million. Since inception, we have incurred significant operating losses. While our net profit was $22.2 million, $22.3 million and $6.9 million for the years ended December 31, 2019, 2018 and 2017, respectively, as of December 31, 2019, we had an accumulated deficit of $61.1 million. There can be no assurance that we could continue to generate profitability in future years.

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

In addition, our manufacturing facility requires continued investment and upgrades. Moreover, any enhancements to our manufacturing facilities necessary to obtain FDA or EMA approval for product candidates or new indications for existing products could require large capital projects. We may also undertake such capital projects in order to maintain compliance with cGMP or expand capacity. Capital projects of this magnitude involve technology and project management risks. Technologies that have worked well in a laboratory or in a pilot plant may cost more or not perform as well, or at all, in full scale operations. Projects may run over budget or be delayed. We cannot be certain that any such project will be completed in a timely manner or that we will maintain our compliance with cGMP, and we may need to spend additional amounts to achieve compliance. Additionally, by the time multi-year projects are completed, market conditions may differ significantly from our initial assumptions regarding competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result capital returns may not be realized. In addition, to fund large capital projects, we may similarly need to incur future debt or issue additional dilutive equity. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

Our current working capital may not be sufficient to complete our research and development with respect to any or all of our pipeline products or to commercialize our products.

As of December 31, 2019, we had cash and short-term investments of $73.9 million, compared to cash and short-term investments of approximately $50.6 million as of December 31, 2018. We plan to fund our future operations through continued sale and distribution of our proprietary and distribution products, commercialization and or out-licensing of our pipeline product candidates, and raising additional capital through the sale of equity or debt. These amounts may not be sufficient to complete the research and development of all of our candidates, and there can be no assurances of the financial success of our commercialization activities or our ability to access the equity and debt capital markets on terms acceptable to us, if at all. To the extent we are unable to fund our research and development, our future product development activities could be materially adversely affected.

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

Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution and sale of plasma-derived therapeutic protein products and other drug products. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products, including those manufactured by others that we distribute in Israel. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, or if the indemnities we have negotiated do not adequately cover losses, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our plasma-derived protein therapeutics and any product candidates that we may develop;

●	injury to our reputation;

●	difficulties in recruitment of new participants to our future clinical trials and withdrawal of current clinical trial participants;

●	costs to defend the related litigation;

●	substantial monetary awards to trial participants or patients;

●	difficulties in finding distributors for our products;

●	difficulties in entering into strategic partnerships with third parties;

●	diversion of management’s attention;

●	loss of revenue;

●	the inability to commercialize any products that we may develop; and

●	higher insurance premiums.

Plasma is biological matter that is capable of transmitting viruses, infections and pathogens, whether known or unknown. Therefore, plasma derivative products, if not properly tested, inactivated, processed, manufactured, stored and transported, could cause serious disease and possibly death to the patient. Further, even when such steps are properly effected, viral and other infections may escape detection using current testing methods and may not be susceptible to inactivation methods. Any transmission of disease through the use of one of our products or third-party products sold by us could result in claims against us by or on behalf of persons allegedly infected by such products.

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

Regulatory inspections or audits conducted by regulatory bodies and our partners may lead to monetary losses and inability to adequately manufacture or sell our products.

The regulatory authorities, including the FDA and EMA, as well as our partners may, at any time and from time to time, audit or inspect our facilities. Such audits or inspections may lead to disruption of work, and if we fail to pass such audits or inspections, the relevant regulatory authority or partner may require remedial measures that may be costly or time consuming for us to implement, and may result in the temporary or permanent suspension of the manufacture, sale and distribution of our products.

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

Compliance with the FCPA and similar laws is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered as foreign officials. Additionally, pharmaceutical products are usually marketed by the local distributors through government tenders, and the majority of pharmaceutical companies’ clients are HMOs which are foreign government officials under the FCPA. Certain payments to hospitals in connection with clinical trials and other work, and certain payments to HMOs have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

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

The recent coronavirus (2019-nCoV) outbreak may adversely impact our business.

The recent coronavirus (2019-nCoV) outbreak and its continued progress may have an adverse impact on our business in many aspects, including, but not limited to the following:

●	While we do not procure raw materials, products or services from China and we do not sell or distribute our products in the Chinese market, some of our raw materials, auxiliary materials and auxiliary products (the “Auxiliary Supplies”) required for the manufacturing of our products may be required by public and private health care service providers in order to treat or prevent 2019-cCoV. Increased demand for these Auxiliary Supplies may negatively affect our ability to secure adequate supply at reasonable cost of such Auxiliary Supplies, which would materially adversely affect our ability to manufacture and distribute our products, and would adversely affect our sales and results of operations.

●	While we do not procure products or Auxiliary Supplies from the Chinese market, some of our suppliers in our Proprietary Products segment and the Distribution Products segment, may be procuring products or Auxiliary Supplies from the Chinese market. These suppliers’ inability to continue to secure supplies from the Chinese market may have an effect on their ability to supply us and our ability to continue manufacture and distribute products, which would adversely affect our sales and results of operations.

●	While currently there has not been a significant 2019-nCoV outbreak in Israel, certain precautions are being taken by the IMOH, such as requiring individuals who returned from trips in certain countries, or who may have been exposed to the 2019-nCoV, or may have developed symptoms associated with being infected by the 2019-nCoV, to undergo a minimum of 14 days isolation period in order to minimize the spread of the epidemic. Such isolation period and potential infection of individuals in Israel may affect our employees and our ability to continuously and effectively operate. which would materially adversely affect our ability to manufacture and distribute our products, and would adversely affect our sales and results of operations.

If our manufacturing facility in Beit Kama, Israel were to suffer a serious accident, contamination, force majeure event (including, but not limited to, a war, terrorist attack, earthquake, major fire or explosion etc.) materially affecting our ability to operate and produce saleable plasma-derived protein therapeutics, all of our manufacturing capacity could be shut down for an extended period.

We rely on a single manufacturing facility in Beit Kama, which is located in southern Israel, approximately 20 miles east of the Gaza Strip. All of our revenues in our Proprietary Products segment as well as future revenues from contract manufacturing services to be performed by us for any third party partner, are derived from products manufactured at this facility and some of the products that are imported by us under our Distribution segment, are packed and stored in this manufacturing facility. If this facility were to suffer an accident or a force majeure event such as war, terrorist attack, earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators or similar event, or contamination, our revenues would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials, work in process or finished goods and imported products inventory and our ability to operate our business would be harmed. In addition, in any such event, the reconstruction of our manufacturing facility and storage facilities, and the regulatory approval of the new facilities could be time-consuming. During this period, we would be unable to manufacture our plasma-derived protein therapeutics.

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

Failure to adequately or timely adapt our manufacturing capacity to match changes in demand for our manufactured products and/or continued manufacturing at or close to our plant’s maximum capacity may have a material adverse effect on our business.

Our product offerings in our Proprietary Products segment are predicted to increase. A failure to increase our manufacturing volume as needed or continued manufacturing at or close to our plant’s maximum capacity levels may lead to an inability to supply products, may have an adverse effect on our business and could cause substantial harm to our business reputation and result in breach of our sales agreements and the loss of future customers and orders.

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

Failure to maintain the security of patient-related information or compliance with security requirements could damage our reputation with customers, cause us to incur substantial additional costs and become subject to litigation.

Pursuant to applicable privacy laws, we must comply with comprehensive privacy and security standards with respect to the use and disclosure of protected health information. If we do not comply with existing or new laws and regulations related to protecting privacy and security of personal or health information, we could be subject to monetary fines, civil penalties, or criminal sanctions. We may be required to comply with the data privacy and security laws of other countries in which we operate or from which we receive data transfers. For example, the General Data Protection Regulation (“GDPR”) which took effect May 25, 2018, has broad application and enhanced penalties for noncompliance. The GDPR, which is wide-ranging in scope, governs the collection and use of personal data in the European Union and imposes operational requirements for companies that receive or process personal data of residents of the European Union. The GDPR may apply to our clinical development operations. In addition, the Israeli Privacy Protection Regulations (Information Security), 2017, which apply to our operations in Israel, require us to take certain security measures to secure the processing of personal data. While we take reasonable and prudent steps to protect personal information and use such information in accordance with applicable privacy laws, a compromise in our security systems that results in patient personal information being obtained by unauthorized persons or our failure to comply with security requirements for financial transactions could adversely affect our reputation with our clients and result in litigation against us or the imposition of penalties, all of which may adversely impact our results of operations, financial condition and liquidity. In addition, given that the privacy laws and regulations in the jurisdictions in which we operate are new and subject to further judicial review and interpretation, it may be determined at a future time that although we take prudent measures to comply with such laws and regulations, such measures will not be sufficient to meet future elaborations or interpretations of such laws and regulations.

Uncertainty surrounding and future changes to healthcare law in the United States may adversely affect our business.

The healthcare regulatory environment in the U.S. is currently subject to significant uncertainty and the industry may in the future continue to experience fundamental change as a result of regulatory reform. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “healthcare reform law”), a sweeping measure intended to expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. The healthcare reform law, among other things: (i) addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) established annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expanded the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. On April 1, 2016, final regulations issued by the Centers for Medicare and Medicaid Services to implement the changes to the Medicaid Drug Rebate Program under the healthcare reform law became effective. In addition, the new law established an abbreviated licensure pathway for products that are drugs made by a living organism or derived from a living organism, commonly referred to as biosimilars, to become FDA-approved biological products, with provisions covering exclusivity periods and a specific reimbursement methodology for biosimilars.

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

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from Medicare and Medicaid programs, if those business arrangements are not appropriately structured; therefore, our arrangements with referral sources must be structured with care to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits and reported in accordance with the Physician Payments Sunshine Act to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing. Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under federal and state False Claims Act statutes and can be entitled to receive a significant portion (often as great as 30%) of total recoveries. Also, violations of the False Claims Act can result in treble damages, and each false claim submitted can be subject to a penalty of up to $22,927 per claim. Through the Physician Payments Sunshine Act, the healthcare reform law imposes reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to a broad range of payments, ownership interests, and other transfers of value made to certain U.S. physicians and teaching hospitals. A number of states have similar laws in place and often require reporting for other categories of healthcare professionals, such as nurses. Additional and stricter prohibitions could be implemented by federal and state authorities. On the other hand, as President Trump has vowed to repeal the healthcare reform law, it is uncertain whether such data collection obligations would be repealed or replaced with new regulations. Where practices have been found to involve improper incentives to use products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. Many manufacturers have been required to enter into consent decrees, corporate integrity agreements, or orders that prescribe allowable corporate conduct. Failure to satisfy requirements under the FDCA can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct.

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

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards (including the new IFRS 15 on revenue from contracts with customers that we adopted in 2018 and IFRS 16 on leases that we adopted in 2019) and changes in their interpretation, we might be required to change our accounting policies, particularly concerning revenue recognition, to alter our operational policies so that they reflect new or amended financial reporting standards, or to restate our published financial statements. Such changes might have an adverse effect on our reputation, business, financial position, and profit, or cause an adverse deviation from our revenue and operating profit target.

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

Under the Israeli Economic Competition Law, 5758-1988, as amended (the “Competition Law”), a company that supplies or acquires more than 50% of any product or service in Israel in a relevant market may be deemed to be a monopoly. In addition, any company that has “significant market power” (within the meaning of the Competition Law), even if it does not hold market share that is greater than 50%, shall be deemed to be a monopolist under the Competition Law. A monopolist is prohibited from participating in certain business practices, including unreasonably refusing to sell products or provide services over which a monopoly exists, charging unfair prices for such products or services, and abusing its position in the market in a manner that might reduce business competition or harm the public. In addition, the General Director of the Israeli Competition Authority may determine that a company is a monopoly and has the right to order such company to change its conduct in matters that may adversely affect business competition or the public, including by imposing restrictions on its conduct. Depending on the analysis and the definition of the relevant product markets in which we operate, we may be deemed to be a “monopoly” under the Competition Law with respect to certain of our products. Furthermore, following an amendment to the Competition Law that became effective in August 2015, which repealed the statutory exemption that existed under the Competition Law for restrictive arrangements that were mutually exclusive arrangements, we may face difficulties in certain cases negotiating distribution agreements with foreign pharmaceutical manufacturers.

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

However, the patent landscape in the biotechnology and pharmaceutical fields is highly complicated and uncertain and involves complex legal, factual and scientific questions. Changes in either patent laws or in the interpretation of patent laws in the United States and other countries may diminish the value and strength of our intellectual property or narrow the scope of our patent protection. In addition, we may fail to apply for or be unable to obtain patents necessary to protect our technology or products or enforce our patents due to lack of information about the exact use of our processes by third parties. Even if patents are issued to us or to our licensors, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to prevent competitors from using similar technology or marketing similar products, or limit the length of time our technologies and products have patent protection. Additionally, many of our patents relate to the processes we use to produce our products, not to the products themselves. In many cases, the plasma-derived products we produce or develop in the future will not, in and of themselves, be patentable. Since many of our patents relate to processes or uses thereof, if a competitor is able to utilize a process that does not rely on our protected intellectual property, that competitor could sell a plasma-derived product similar to one we have developed or sell it without infringing these patents.

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

The costs of these proceedings could be substantial and our efforts in them could be unsuccessful, resulting in a loss of our anticipated patent position. In addition, if a third party prevails in such a proceeding and obtains an issued patent, we may be prevented from practicing technology or marketing products covered by that patent. Additionally, patents and patent applications owned by third parties may prevent us from pursuing certain opportunities such as entering into specific markets or developing or commercializing certain products or reducing the cost effectiveness of the relevant business as a result of needing to make royalty payments or other business conciliations. Finally, we may choose to enter into markets where certain competitors have patents or patent protection over technology that may impede our ability to compete effectively.

Our patents expire at various dates between 2024 and 2029. However, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting advantages of the patent. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not be issued in a form that will provide us with any competitive advantage. We also cannot guarantee that: any of our present or future patents or patent claims or other intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned; our intellectual property rights will provide competitive advantages or prevent competitors from making or selling competing products; our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties; any of our pending or future patent applications will be issued or have the coverage originally sought; our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; or we will not lose the ability to assert our intellectual property rights against, or to license our technology to, others and collect royalties or other payments. In addition, our competitors or others may design around our patents or protected technologies. Effective protection of our intellectual property rights may also be unavailable, limited or not applied in some countries, and even if available, we may fail to pursue or obtain necessary intellectual property protection in such countries. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents and other intellectual property rights, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In order to preserve and enforce our patent and other intellectual property rights, we may need to make claims, apply certain patent or other regulatory procedures or file lawsuits against third parties. Such proceedings could entail significant costs to us and divert our management’s attention from developing and commercializing our products. Lawsuits may ultimately be unsuccessful, and may also subject us to counterclaims and cause our intellectual property rights to be challenged, narrowed, invalidated or held to be unenforceable.

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

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights. See-“Our business and operations would suffer in the event of computer system failures, cyber-attacks on our systems or deficiency in our cyber security measures.”

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

As a public company whose shares are being traded in the United States, as well as in Israel, we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements is time consuming, and may result in increased costs to us and could have a negative effect on our business, results of operations and financial condition. As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports, and file or make public certain additional information, with respect to our business and financial condition. SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, as our business changes and if we expand either through acquisitions or by means of organic growth, our internal controls may become more complex and we will require significantly more resources to ensure our internal controls remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect our operating results or cause us to fail to meet our reporting obligations. If we identify material weaknesses, the disclosure of that fact, even if quickly remediated, could reduce the market’s confidence in our financial statements and negatively affect our share price.

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

The market price of our ordinary shares is highly volatile and could be subject to wide fluctuations in price as a result of various factors, some of which are beyond our control. These factors include:

●	actual or anticipated fluctuations in our financial condition and operating results;

●	overall conditions in the specialty pharmaceuticals market;

●	loss of significant customers or changes to agreements with our strategic partners;

●	changes in laws or regulations applicable to our products;

●	actual or anticipated changes in our growth rate relative to our competitors’;

●	announcements of clinical trial results, technological innovations, significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

●	changes in key personnel;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	the issuance of new or updated research reports by securities analysts;

●	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

●	announcement of, or expectation of, additional financing efforts;

●	sales of our ordinary shares by us or our shareholders, including pursuant to the registration statement on Form F-3 that we filed in November 2016;

●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

●	recalls and/or adverse events associated with our products;

●	the expiration of contractual lock-up agreements with our executive officers and directors; and

●	general political, economic and market conditions.

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

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could be negatively impacted.

The trading market for our ordinary shares may be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or, if they do, provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact our share price or trading volume

Future sales of our ordinary shares in the public market could cause our share price to fall.

Sales by us or the shareholders of a substantial number of our ordinary shares in the public market, either on the Tel Aviv Stock Exchange (the “TASE”) or Nasdaq, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. As of December 31, 2019, we had 40,353,101 ordinary shares outstanding.

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

Furthermore, except for shares held by our affiliates as contemplated by Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), all of the ordinary shares that are outstanding as of December 31, 2019, as well as the 2,336,554 ordinary shares issuable upon exercise of outstanding options and the 145,896 restricted shares granted to certain officers and directors, are freely tradable in the United States without restrictions or further registration under the Securities Act. As of February 26, 2020, approximately 34% of our outstanding ordinary shares are beneficially owned by affiliates. These entities could resell the shares into the public markets in the United States in the future in accordance with the requirements of Rule 144, which include certain limitations on volume.

In addition, pursuant to a registration rights agreement we entered into with FIMI Opportunity Funds on January 20, 2020, they have “demand” and “piggyback” registration rights covering the ordinary shares of our company held by them. All shares of FIMI Opportunity Funds sold pursuant to an offering covered by a registration statement would be freely transferable. Sales of a substantial number of shares of our ordinary shares, or the perception that the FIMI Opportunity Funds may exercise their registration rights, could put downward pressure on the market price of our ordinary shares and could impair our future ability to raise capital through an offering of our equity securities.

The significant share ownership positions and board representation of the FIMI Opportunity Funds, Leon Recanati and the Hahn family may limit our shareholders’ ability to influence corporate matters.

The FIMI Opportunity Funds (three of whose partners are members of our board of directors), Leon Recanati, the Chairman of our board of directors, and the Hahn family (including Jonathan Hahn, a member of our board of directors), beneficially owned, directly and indirectly, 21.13%, 8.15 % and 5.06% of our outstanding ordinary shares, respectively, as of February 26, 2020. For additional information, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” Accordingly, the FIMI Opportunity Funds, Leon Recanati, and the Hahn family through their equity ownership and board representation, individually and collectively, have significant influence over the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares. On March 6, 2013, a shareholders agreement was entered into, effective March 4, 2013, pursuant to which Mr. Recanati and any company controlled by him (collectively, the “Recanati Group”), on the one hand, and Damar Chemicals Inc. (“Damar”), TUTEUR S.A.C.I.F.I.A (“Tuteur”) (companies controlled by the Hahn family) and their affiliates (collectively, the “Damar Group”), on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company. We are not party to such agreement or bound by its terms. As a result of such voting agreement, the Recanati Group and the Damar Group and their affiliates together have significant influence over the election of directors of the company.

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

As of December 31, 2019, we had 429 employees, all of whom were based in Israel. Certain of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to their, or their spouse’s, military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected. The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

One of our Israeli facilities was granted “Approved Enterprise” status by the Investment Center of the Ministry of Economy and Industry (formerly named the Ministry of Industry, Trade and Labor) of the State of Israel (the “Investment Center”), under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), which made us eligible for a grant and certain tax benefits under that law for a certain investment program. The investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which applied to the turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Approved Enterprise status expired at the end of 2017.

Additionally, we have obtained a tax ruling from the Israel Tax Authority according to which, among other things, our activity has been qualified as an “industrial activity,” as defined in the Investment Law, and is also eligible for tax benefits as a “Privileged Enterprise,” which apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status are scheduled to expire at the end of 2020 and 2023.

In order to remain eligible for the tax benefits of a Privileged Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and must also comply with the conditions set forth in the tax ruling. These conditions include, among other things, that the production, directly or through subcontractors, of all our products should be performed within certain regions of Israel. If we do not meet these requirements, the tax benefits would be reduced or canceled and we could be required to refund any tax benefits that we received in the past, in whole or in part, linked to the Israeli consumer price index, together with interest. Further, these tax benefits may be reduced or discontinued in the future. For example, while we do not expect that the transfer of manufacturing of GLASSIA to Takeda, or the grant to Takeda of the right to use our technology for such manufacturing, would result in the reduction or loss of these tax benefits, according to the tax ruling that we obtained, we may lose those benefits if it is determined that we do not comply with the conditions set forth in the tax ruling If these tax benefits are canceled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 26.5% for 2015, it decreased to 25% in 2016 and 24% in 2017, and further decreased to 23% in 2018 and thereafter. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

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

Tax matters, including changes in tax laws, adverse determinations by taxing authorities and imposition of new taxes could adversely affect our results of operations and financial condition. Furthermore, we may not be able to fully utilize our net operating loss carryforwards.

We are subject to the tax laws and regulations of the State of Israel and numerous other jurisdictions in which we do business. Many judgments are required in determining our provision for income taxes and other tax liabilities, and the applicable tax authorities may not agree with our tax positions. In addition, our tax liabilities are subject to other significant risks and uncertainties, including those arising from potential changes in laws and/or regulations in the State of Israel and the other countries in which we do business, the possibility of adverse determinations with respect to the application of existing laws, changes in our business or structure and changes in the valuation of our deferred tax assets and liabilities. As of December 31, 2019, we had net operating loss carryforwards (“NOLS”) for tax purposes of approximately $47 million. If we are unable to fully utilize our NOLs to offset taxable income generated in the future, our future cash taxes could be materially and negatively impacted. For further detail regarding our NOLs, see Note 21 in our consolidated financial statements included in this Annual Report.

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

Business Overview

We are a plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. Our proprietary products are produced using our advanced proprietary technologies and know-how for the separation and purification of proteins derived from human plasma. We develop and produce our plasma-derived protein therapeutics in our advanced cGMP compliant, FDA-approved production facility located in Beit Kama, Israel. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce AAT in a high purity liquid form which is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties. In addition, using our technology, we extract and purify hyper immunoglobulin such as Anti-Rabies IgG, as well as other plasma-derived proteins.

Our business development strategy is focused on creating new growth opportunities through the identification of new product opportunities for our manufacturing plant and seeking complementary products via licensing and acquisition. We expect that our business growth, following the transition of GLASSIA manufacturing to Takeda during 2021, will also be driven by an expected increase in proprietary product sales in international markets, an anticipated continued increase in KEDRAB sales in the U.S., the commercial manufacturing of a new specialty hyper-immune globulin product at our facility beginning in 2023, expected growth in our Distribution segment, and the royalties to be paid to us by Takeda on GLASSIA sales. In addition, we remain focused on the AATD field, as we believe we have developed extensive commercial, scientific, manufacturing, clinical and regulatory experience (based on multiple clinical trials we performed in the United States and Europe) in that field. Accordingly, we aim to become the leading innovator in this field by developing different therapeutic approaches to AATD independently, or through collaborations with strategic partners. We are also continuing to explore the development of AAT for other indications, such as GvHD, lung transplantation rejection, organ preservation and/or the development of new immunoglobulins (IgG) through strategic collaborations. To that end, we are investing in additional indications/and products, primarily to the point of developing sufficient data, to enable us to attract such strategic partners.

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture plasma-derived therapeutics and have a product line consisting of six plasma-derived biopharmaceutical products that we market in more than 20 countries; and the Distribution segment, in which we leverage our expertise and presence in the Israeli market by distributing drugs manufactured by third-parties for use in Israel.

We derived approximately 66%, 66% and 59% of our total revenues in the years ended December 31, 2019, 2018 and 2017, respectively, from sales in the United States, approximately 4%, 3% and 5% of our total revenues in the years ended December 31, 2019, 2018 and 2017, respectively, from sales in Europe, approximately 2%, 3% and 5% of our total revenues in the years ended December 31, 2019, 2018 and 2017, respectively, from sales in Asia (excluding Israel), approximately 3%, 3% and 5% of our total revenues in the years ended December 31, 2019, 2018 and 2017, respectively, from sales in Latin America and approximately 25%, 25% and 26% of our total revenues in the years ended December 31, 2019, 2018 and 2017, respectively, from sales in Israel.

Our flagship product, GLASSIA, was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA (GLASSIA is also approved for self-administration). GLASSIA is an intravenous AAT product that is indicated for chronic augmentation and maintenance therapy in adults with emphysema due to AATD. AAT is a naturally occurring protein found in a derivative of plasma known as fraction IV. AAT regulates the activity of certain white blood cells known as neutrophils and reduces cell inflammation. Patients with genetic AATD suffer from a chronic inflammatory state, lung tissue damage and a decrease in lung function. We market GLASSIA through a strategic partnership with Takeda in the United States. Our 2019 revenues from the sale of GLASSIA to Takeda totaled $68.1 million, as compared to $63.3 million during 2018. Based on our recently amended exclusive manufacturing, supply and distribution agreement with Takeda, we project that total revenues from sales of GLASSIA to Takeda for the years 2020 will be approximately $65 million and between $25 million to $50 million during 2021, based on Takeda’s needs. Based on the licensing and technology transfer agreement between the parties, Takeda is planning to complete the technology transfer of GLASSIA, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021. Accordingly, based on the agreement between the companies, upon initiation of sales of GLASSIA manufactured by Takeda, it will pay royalties to Kamada at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040.

The transition of the agreement to its royalties phase will result in a reduction of our revenue from Takeda and our operating results may be materially and adversely impacted if we are unable to reduce fixed costs relating to our manufacturing facility in line with any reduction in demand. While our topline revenues will be substantially reduced, we project that based on current GLASSIA sales in the U.S. and forecasted future growth, we will receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040. As an illustration, in the event the transition of the agreement to its royalty phase would have taken place in 2019, our revenues would have been reduced by $68.1 million (which is the total revenues generated by GLASSIA sales to Takeda during the year ended December 31, 2019), our gross profit would have been reduced by a range of $27 million to $29 million. Such revenues and gross profitability reduction would have been offset by royalties that would have been paid by Takeda in the range of $10 million to $20 million.

We also market GLASSIA in other counties through local distributors. Total revenues derived from sales of GLASSIA in all other countries during 2019 was $5.5 million as compared to $5.0 million during 2018.

Our second leading product is KamRAB, a prophylactic treatment against rabies infection that is administered to patients after exposure to an animal suspected of being infected with rabies. KamRAB is a protein therapeutic derived from hyper-immune plasma, which is plasma that contains high levels of antibodies from donors that have been previously vaccinated by an active rabies vaccine. KamRAB is administered by a one-time injection. KamRAB has been sold by us in various markets outside the United States through local distributors since 2003. In July 2011, we signed a strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KamRAB, and in August 2017 we received FDA approval for anti-rabies immunoglobulin as a post-exposure prophylaxis against rabies infection. In April 2018, we launched KamRAB in the United States, under the trademark “KEDRAB.” Our overall revenues from sales of KEDRAB to Kedrion during 2019 and 2018 were $16.4 million and $11.8 million, respectively. Sales of KEDRAB by Kedrion in the United States during the year 2019 and 2018 totaled $31.4 million and $15.5 million, respectively. These sales represent approximately 20% and 10% market shares, respectively.

In December 2019, we entered into a binding term sheet for a 12-year contract manufacturing agreement with an undisclosed partner to manufacture a FDA-approved and commercialized specialty hyper-immune globulin product. Following the execution of the required technology transfer from the current manufacturer, and pending receipt of all required FDA approvals, we expect to commence commercial manufacturing of the product in early 2023. This binding term sheet supports our strategy to leverage our experience and available manufacturing capacity at our FDA-approved manufacturing facility to initiate the production of additional plasma-derived products following the transition of GLASSIA manufacturing to Takeda during 2021. Based on the current market sales volume of this specialty hyper-immune globulin product, we estimate that its manufacturing opportunity will add approximately $8 million to $10 million to our annual revenues, with estimated gross margin level similar to the average gross margins of our Proprietary Products segment.

In addition to our commercial operation, we invest in research and development of new product candidates and new indication for existing products activities. Our lead investigational product candidate is Inhaled AAT for AATD. We believe that this second generation AAT product is currently the only aerosolized AATD treatment in advanced stages of clinical development. We believe that Inhaled AAT for AATD, if approved, will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby decreasing the need for clinic visits or nurse home visits and reducing medical costs. In addition, because Inhaled AAT for AATD would be delivered directly to the affected tissue through a nebulizer using a lower AAT dosage, we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and therefore, may be more cost effective for patients and payors and may increase our profitability.

We completed a pivotal Phase II/III clinical trial for Inhaled AAT for AATD in Europe and filed the Marketing Authorization Application (“MAA”) with the EMA in March 2016. The Phase II/III clinical trial in Europe, however, did not meet its primary or other pre-defined endpoints. Following our discussions with the EMA in regards to the study results, in July 2017, we withdrew the MMA in Europe for our Inhaled AAT for AATD, which relied on this single pivotal clinical trial. Following extensive discussions with the EMA, we concluded that the EMA did not view the data submitted as sufficient, in terms of safety and efficacy, for approval of the MAA, and that the supplementary data needed for approval required an additional clinical trial. Subsequently, and following several discussions with EMA, in July 2018, we received positive scientific advice from the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA related to the development plan for our proposed pivotal Phase III study for our Inhaled AAT for AATD. We requested scientific advice (protocol assistance) from the CHMP following the results of the previous Phase II/III (EU) and Phase II (US) (see below) studies conducted by us with respect to a proposed subsequent Phase III study design. The CHMP notified us that it concurred with the overall design of the proposed study, including its objectives, patient population, proposed endpoints and their clinical importance, and the safety monitoring plan. The CHMP had some minor comments, which we addressed in the final study protocol. See “—Our Product Pipeline and Development Program—Inhaled Formulations of AAT—AATD” and “Risk Factors— Risk Related to Development, Regulatory Approval and Commercialization of Product Candidates.”

In the United States, we completed a Phase II clinical trial of our Inhaled AAT for AATD, which met its primary endpoint. However, when we presented the data from the European Phase II/III study to the FDA in April 2016, the FDA expressed concerns and questions about that data, primarily related to the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data. We understood that the FDA’s questions and concerns need to be resolved before the agency would allow us to proceed with additional clinical development of Inhaled AAT in the United States. In order to address the FDA’s concerns and questions, in April 2017, we submitted to the agency the results of the U.S. Phase II data, together with a proposed Phase III synopsis. The FDA then provided us in June 2017 with guidance for further development of the synopsis and requested that we submit a complete proposed study protocol for the next phase prior to enabling us to continue clinical development and initiate the Phase III study in the United States. In July 2017, we submitted a full study protocol, and in August 2017, in response to the study protocol and previous submission, the FDA issued a letter stating that it continues to have concerns and questions about the safety and efficacy of the Inhaled AAT. We have provided the FDA with data and information related to their concerns and in April 2018, the FDA issued a response letter providing further guidance regarding the proposed pivotal Phase III protocol, as well as additional questions focused on the Inhaled AAT product characteristics. This correspondence indicated that, while several issues had been addressed, the FDA had continued concerns and questions related to the safety profile of Inhaled AAT for AATD. Following a thorough assessment of the FDA response, we provided the requested information and data and implemented the proposed changes in the study protocol during the second half of 2018. In April 2019, we received a letter from the FDA stating that we had satisfactorily addressed the concerns and questions with respect to the proposed Phase III clinical trial. In addition, the FDA requested that prior to the initiation of the planned Phase III study, we complete a Human Factor Study (HFS) to support the combination product, consisting of our Inhaled AAT and the investigational eFlow nebulizer system of PARI Pharma GmbH. We expect to receive further feedback from the FDA related to our HFS, which we completed in the third quarter of 2019 and its results were submitted to the FDA at such time.

During December 2019, the first patient was randomized in Europe into our pivotal Phase 3 InnovAATe clinical trial evaluating the safety and efficacy of our proprietary inhaled Alpha-1 Antitrypsin (AAT) therapy for the treatment of Alpha-1 Antitrypsin Deficiency (AATD). The study is being led by Jan Stolk, M.D., Department of Pulmonology, Member of European Reference Network LUNG, Leiden University Medical Center, The Netherlands. InnovAATe is a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial designed to assess the efficacy and safety of Inhaled AAT in patients with AATD and moderate lung disease. Up to 250 patients will be randomized 1:1 to receive either Inhaled AAT at a dose of 80mg once daily, or placebo, over two years of treatment. The primary endpoint of the InnovAATe trial is lung function measured by FEV1. Secondary endpoints include lung density changes as measured by CT densitometry, as well as other parameters of disease severity, such as additional pulmonary functions, exacerbation rate and six minute walk test. The safety profile will be monitored continuously by a Data Monitoring Committee with predefined rules to be applied after the first 60 subjects have completed six months of treatment. Based on recent feedback received from the FDA regarding anti-drug antibodies (ADA) to Inhaled AAT, we intend to concurrently conduct a sub-study in North America in which approximately 30 patients will be evaluated for the effect of ADA on AAT levels in plasma with Inhaled AAT and IV AAT treatments.

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

We also test our liquid, intravenous plasma-derived AAT product for other indications utilizing AATs known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties:

●	Acute Graft versus Host Disease (aGvHD) - In November 2016, we initiated a Phase II/III clinical trial for the treatment of aGvHD in collaboration with Shire (now part of Takeda) in the United States. In June 2017, Shire informed us of its decision not to continue with the study. As the result of this decision, the study was halted. In January 2018, we announced a collaboration with a consortium of prominent hospitals led by Mount Sinai Hospital and initiated an investigator initiated Phase II clinical study to evaluate our AAT product for preemption of steroid refractory aGvHD (SR-aGvHD) utilizing a novel blood biomarker developed algorithm that may identify patients at high risk of developing SR-aGvHD and non-relapse mortality. During 2019, we concluded enrollment for this clinical trial and expect topline results to be available during 2020.

●	Lung Transplantation Rejection - We have also initiated a Phase II clinical study with our intravenous AAT product to prevent lung transplantation rejection. In January 2018, we announced interim results from this study, which showed that our intravenous AAT demonstrated favorable safety and tolerability profile in 10 patients during first six months of treatment, consistent with previously observed results in other indications. In February 2019, we announced additional interim results from such study suggesting improvement in multiple key clinical outcomes. Final results are anticipated during 2020.

●	Organ preservation – In December 2018, we extended an ongoing investigator initiated, proof-of-concept study evaluating the potential benefit of AAT on liver preservation and transplant rejection prevention. We collaborated with the Massachusetts General Hospital (MGH) which is conducting and funding a study being led by James F. Markmann, M.D., Ph.D., Chief, Division of Transplant Surgery, MGH, who is the Claude E. Welch Professor of Surgery at Harvard Medical School. The purpose of the ongoing study is to assess the effect of AAT on liver graft quality and viability and to evaluate the liver graft for markers of Ischemia-Reperfusion Injury (IRI) and tissue damage. Organ preservation methods pre-transplant are continuously improving due to advanced technologies, such as ex-vivo perfusion systems. This study is evaluating the effect of AAT produced by us on a liver graft once administered into an ex-vivo perfusion system.

With respect to the development of our AAT product for GvHD, prevention of lung transplantation rejection, and organ preservation, our continued investment would be limited primarily to the point where such further development could generate sufficient data to enable us to attract strategic partner(s) to collaborate in the further development of those programs.

In prior years we tested our AAT product for the indication of newly diagnosed type-1 diabetes patients. We do not plan to further invest in this indication.

In preparation for future anticipated increased demand for AAT potentially resulting from greater awareness of AAT deficiency, as well as potential additional indications for Alpha 1 Antitrypsin, which are currently in clinical development, we have also initiated development of recombinant human Alpha 1 Antitrypsin (“rhAAT”). We engaged Cellca (CDMO located in Germany, part of Sartorius Stedim BioTech Group) to pursue the cell line development of rhAAT in Chinese Hamsters Ovaries (“CHO”) with high productivity and adequate product quality.

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

We currently have products that target four product categories: respiratory, immunoglobulins, critical care and other. Our flagship product in the Proprietary Products segment is GLASSIA, sales of which, for the years ended December 31, 2019, 2018 and 2017, accounted for approximately 75%, 75% and 83% of our total revenues, in the Proprietary Products segment, respectively. Revenue from sales of GLASSIA (including sales to Takeda for further distribution in the U.S. market) comprised approximately 58%, 60% and 64% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. Revenues from sales of KEDRAB to Kedrion for further distribution in the U.S. market for the years ended December 31, 2019 and 2018, accounted for approximately 13% and 10% of our total revenues, respectively. Sales of KamRAB and KamRho (D) for the years ended December 31, 2019, 2018 and 2017 accounted for the substantial balance of total revenues in the Proprietary Products segment.

Product	Indication	Active Ingredient	Geography
Respiratory
GLASSIA (or Ventia/Respikam in certain countries)	Intravenous AATD	Alpha-1 Antitrypsin (Human)	United States, Israel, Russia, Brazil, Argentina, Uruguay**, South Africa, Colombia**, Albania**, Kazakhstan**

Immunoglobulins
KamRAB/KEDRAB	Prophylaxis of rabies disease	Anti-rabies immunoglobulin (Human)	United States, Israel, India, Thailand, El Salvador*, South Africa*, Bosnia, Russia, Mexico*, Georgia*, Sri Lanka*, Ukraine, Turkey, South Korea and Canada**, Argentina, Australia, Brazil, Chile, Nepal and Venezuela.
KamRho (D) IM	Prophylaxis of hemolytic disease of newborns	Rho(D) immunoglobulin (Human)	Israel, Brazil*, India, Argentina, Paraguay*, Chile*, Russia, Nigeria, Sri Lanka*, Thailand**, Costa Rica** and the Palestinian Authority
KamRho (D) IV	Treatment of immune thermobocytopunic purpura	Rho(D) immunoglobulin (Human)	Israel, India and Argentina*
Snake bite antiserum	Treatment of snake bites by the Vipera palaestinae and the Echis coloratus	Anti-snake venom	Israel

Other Products
Human transferrin (diagnostical grade)	Not for human use	Transferrin	United States

*	We have regulatory approval, but did not market the product in this country in 2019.
**	Product was registered, but we have not yet started sales.

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

In the United States and Europe, we believe that AATD is currently significantly under-diagnosed and under-treated, as we estimate that only approximately 8% and 2.5-3% of all potential cases of AATD are treated in the United States and Europe, respectively, with an aggregate of up to an estimated 180,000 to 190,000 patients suffering from AATD, of which less than 10% have been diagnosed. According to the Centers for Medicare and Medicaid Services published payment allowance limits for Medicare part B, the average sale price, as of January 2020, of 10 mg of GLASSIA is $4.855, resulting in an annual cost of between $80,000 and $100,000 per AATD patient. In the United States, in some of the European countries and in Israel, we believe that the majority of the cost of treatment is covered by medical insurance programs.

We estimate that the potential world market for AAT products is significantly larger than current consumption indicates. We believe that the primary reasons for this are the non-availability of AAT products in many countries, under diagnosis of patients suffering from AATD, expensive and protracted registration processes required to commence sales of AAT products in new markets and the absence of insurance reimbursement in various countries. As AATD can be diagnosed with a simple blood test, we expect diagnosis of AATD to continue to increase going forward as awareness of AAT increases. Based on recent published data, the estimated annual rate of increase of AATD treated patients is estimated at 6-8%.

GLASSIA was the first approved liquid AAT, which is ready for infusion and does not require reconstitution and mixing before injection, as is required from most other competing products. Additionally, in June 2016, the FDA approved an expanded label of GLASSIA for self-infusion at home after appropriate training. GLASSIA has a number of advantages over other intravenous AAT products, including the reduction of the risk of contamination during the preparation and infection during the infusion, reduced potential for allergic reactions due to the absence of stabilizing agents, simple and easy use by the patient or nurse, and the possible reduction of the nurse’s time during home visits, in the clinic or in the hospital and the ability to self- infusion at home.

Currently, GLASSIA has been approved in nine countries. It is sold in five of those countries and also is sold in one additional country, where it has not been approved, on a non-registered named-patient basis. The majority of sales of GLASSIA are in the United States, where GLASSIA was approved by the FDA in July 2010 and sales began in September 2010. As part of the approval, the FDA requested that we conduct post-approval Phase IV clinical trials, as is common in the pharmaceutical industry, aimed at collecting additional safety and efficacy data for GLASSIA. In 2010, we submitted our proposed Phase IV clinical trials to the FDA. Such Phase IV clinical trials began in 2015. As a result of low patient recruitment for such study, in 2019 Takeda submitted a revised protocol to the FDA, which is currently under discussion between Takeda and the FDA. Pursuant to our agreement with Takeda, the Phase IV clinical trials are financed and managed by Takeda, provided that if the cost of such Phase IV clinical trials exceeds a pre-defined amount, we will participate in financing such trial up to a certain amount by offsetting such amounts from future milestones, sales of GLASSIA or royalties from Takeda.

We market GLASSIA in the United States through our partnership with Takeda. We market GLASSIA in Israel by ourselves and in other countries through local distributors. Sales to Takeda accounted for approximately 54%, 56% and 59% of our total revenues in the years ended December 31, 2019, 2018 and 2017, respectively. We plan to submit GLASSIA for marketing approval in additional countries. Revenues from sales of GLASSIA worldwide have grown from approximately $0.6 million in 2009 to $73.6 million in 2019, representing 55% compound annual growth rate.

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

In July 2011, we signed a strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KamRAB, pursuant to which Kedrion agreed to bear all the costs required for the Phase II/III clinical trials. See “— Strategic Partnerships — Kedrion.”. In August 2017, we received marketing approval for KamRAB in the United States (under the trademark “KEDRAB”) and in April 2018, KEDRAB was launched in the United States and initial shipments reached healthcare practitioners across the country. The FDA approval of KEDRAB for post-exposure prophylaxis (PEP) against rabies infection in 2017 was based on the results of a phase 2/3 study which demonstrated that KEDRAB was non-inferior to the comparator HRIG product in achieving Rabies Virus Neutralizing Antibody (RVNA) levels of ≥0.5 IU/mL on day 14, when each was co-administered with a rabies vaccine. KEDRAB was found to be well-tolerated with a safety profile similar to that of the comparator HRIG product. In addition, we recently completed the enrollment of 30 pediatric subjects in an FDA-required post-marketing trial in the U.S. with the primary objective of confirming the safety of KEDRAB in children aged 0 to 17 years. Results of this study are expected in the second half of 2020.

We believe that receiving FDA approval for marketing the product will assist us in our efforts to register KamRAB in additional countries where KamRAB is not currently registered, which we believe would lead to additional sales worldwide. In November 2017, we signed a supply agreement for sales of KamRAB outside of the United States with an undisclosed international organization. The agreement extends through 2020 and is expected to generate additional sales for KamRAB. In November 2018, we received marketing approval for KamRAB in Canada and following winning a recent supply tender we expect to start selling the product in Canada during 2020. We were also recently approved to supply KamRAB through the PAHO, the specialized international health agency for the Americas. We initiated sales of KamRAB through PAHO during 2019 and we expect sales to continue in 2020.

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

Other Products

In recent years, we sold small quantities of Human Transferrin, which is used as a cultural medium for diagnostic assays and cell cultures.

Distribution Segment

Our Distribution segment is comprised of sales in Israel of pharmaceutical products manufactured by third parties. We engage third party manufacturers, register their products with the IMOH, import the products to Israel and distribute them to local health care provider organizations, hospitals and pharmacists. Our primary products in the Distribution segment include pharmaceuticals for critical use delivered by injection, infusion or inhalation. Currently, most of the products in our Distribution segment are produced from plasma or plasma-derivatives, and are manufactured by European companies. IVIG is our primary product in the Distribution segment, comprising approximately 62%, 58% and 54% of total revenues in the Distribution segment for the years ended December 31, 2019, 2018 and 2017, respectively. Sales of IVIG accounted for approximately 14%, 12% and 12% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

Over the past several years we continued to extend our Distribution segment products portfolio to non-plasma derived products as provided in the table below. In December 2019, we entered into an agreement with Alvotech, a global biopharmaceutical company, to commercialize Alvotech’s portfolio of six biosimilar product candidates in Israel, upon receipt of regulatory approval from the IMOH. Alvotech’s pipeline includes biosimilar product candidates aimed at treating autoimmunity, oncology and, inflammatory conditions. Subject to approval by the IMOH, we expect to launch the first of these products, PF708, in Israel during 2022. PF708 is a biosimilar candidate to teriparatide, an FDA approved product marketed by Eli Lilly and Company under the brand name Forteo®/Forsteo® for the treatment of osteoporosis in patients with a high risk of fracture. PF708 recently received an FDA approval and is known by the brand name, Bonsity™. Following receipt of FDA marketing approval by Alvotech, the remaining five products included in the agreement are, subject to approval by the IMOH, expected to be launched in Israel during the years 2023-2025.

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

Contract Manufacturing Services

In preparation for the transition of GLASSIA manufacturing to Takeda, expected by 2021, and in accordance with our business development strategy focused on creating new growth opportunities through identification of new product opportunities for our manufacturing plant, we are proactively exploring opportunities to leverage our experience and manufacturing capacity to initiate the production of new plasma-derived products. As such, in December 2019, we entered into a binding term sheet for a 12-year contract manufacturing agreement with an undisclosed partner to manufacture an FDA-approved and commercialized specialty hyper-immune globulin product. Following the execution of the required technology transfer from the current manufacturer, and pending receipt of all required FDA approvals, we expect to commence commercial manufacturing of the product in early 2023. Based on the current market sales volume of this specialty hyper-immune globulin product, we estimate that its manufacturing will add approximately $8 million to $10 million to our annual revenues, with estimated gross margin level similar to the average gross margins of our Proprietary Products segment.

Our Product Pipeline and Development Program

We are in various stages of pre-clinical and clinical development of new product candidates for our Proprietary Products segment. The following table sets forth our primary product pipeline in our Proprietary Products segment and each such product’s stage of development:

Inhaled Formulations of AAT for AATD

We are in the process of development of inhaled formulations of AAT administered through the use of a nebulizer. The nebulizer was developed by PARI for several indications in the respiratory field, including the treatment of AATD, cystic fibrosis and bronchiectasis.

We have been able to leverage our expertise gained from the production of GLASSIA to develop a stable, high purity Inhaled AAT for AATD, an inhaled AAT product candidate for the treatment of AATD. Existing treatment for AATD require weekly intravenous infusions of AAT therapeutics. We believe that Inhaled AAT for AATD, if approved, will significantly improve the patient’s disease condition and the quality of life of the patients versus current invasive weekly treatment that requires uncomfortable infusion, consumption of time and administration by a medical professional. If approved, Inhaled AAT for AATD is estimated to be the first AAT product that is not required to be delivered intravenously but, instead is administered by a user-friendly, lightweight and silent nebulizer in up to two short daily sessions. We believe that Inhaled AAT for AATD, if approved, will increase patient convenience and reduce or replace the need for patients to use intravenous infusions of AAT products, decreasing the need for clinic visits or nurse home visits and reducing medical costs. Because of the smaller amount of AAT product used in Inhaled AAT for AATD (since it is applied directly to the site of action rather than administered systematically) we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and may be more cost effective for patients and payors and may increase our profitability.

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

For lung function, overall one year effect:

●	FEV1 (L) rose significantly in AAT treated patients and decreased in placebo treated patients (+15ml for AAT vs. -27ml for placebo, a 42 ml difference, p=0.0268)

●	There was a trend towards better FEV1% predicted (0.54% for AAT vs. -0.62% for placebo, a 1.16% difference, p=0.065)

●	FEV1/SVC% rose significantly in AAT treated patients and decreased in placebo treated patients (0.62% for AAT vs. -0.87% for placebo, a 1.49% difference, p=0.0074)

For lung function change at week 50 vs. baseline:

●	There was a trend towards reduced FEV1 (L)decline (-12ml for AAT vs. -62ml for placebo, a 50 ml difference, p=0.0956)

●	There was a trend towards a reduced decline in FEV1% predicted (-0.1323% for AAT vs. -1.6205% for placebo, a 1.4882% difference, p=0.1032)

●	FEV1/SVC% rose significantly in AAT treated patients and decreased in placebo treated patients (0.61% for AAT vs. -1.07% for placebo, a 1.68% difference, p=0.013)

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

Subsequently, and following several discussions with EMA, in July 2018, we received positive scientific advice from the CHMP of the EMA related to the development plan for our proposed pivotal Phase III study for our Inhaled AAT for AATD. We requested scientific advice (protocol assistance) from the CHMP following the results of the previous Phase II/III (EU) and Phase II (US) studies with respect to a proposed subsequent Phase III study design. The CHMP notified us that it concurred with the overall design of the proposed study, including its objectives, patient population, proposed endpoints and their clinical importance, and the safety monitoring plan. The CHMP had some minor comments, which we intend to address in the final study protocol.

When we presented the data from the European Phase II/III study to the FDA, the agency expressed concerns and questions about that data, primarily related to the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data. In order to address the agency’s concerns and questions, in April 2017, we submitted to the agency the results of the U.S. Phase II data together with a proposed Phase III synopsis. In July 2017, we submitted to the FDA for review a proposed pivotal Phase III protocol for our Inhaled AAT product. In August 2017, in response to the study protocol and previous submission, the FDA issued a letter to us stating that it continues to have concerns and questions about the safety and efficacy of the Inhaled AAT. We have provided the FDA with data and information related to their concerns and in April 2018, the FDA issued a response letter providing further guidance regarding the proposed pivotal Phase III protocol, as well as additional questions focused on the Inhaled AAT product characteristics. This correspondence indicated that, while several issues had been addressed, the FDA has continued concerns and questions related to the safety profile of Inhaled AAT for AATD. Following a thorough assessment of the FDA response, we provided the requested information and data and implemented the proposed changes in the study protocol during the second half of 2018. In April 2019, we received a letter from the FDA stating that we had satisfactorily addressed the concerns and questions with respect to the proposed Phase III clinical trial. In addition, the FDA requested that prior to the initiation of the planned Phase III study, we complete a Human Factor Study (HFS) to support the combination product, consisting of our Inhaled AAT and the investigational eFlow nebulizer system of PARI Pharma GmbH. We expect to receive further feedback from the FDA related to our HFS, which we completed in the third quarter of 2019 and its results were submitted to the FDA at such time.

During December 2019, the first patient was randomized in Europe into our pivotal Phase 3 InnovAATe clinical trial evaluating the safety and efficacy of our proprietary inhaled Alpha-1 Antitrypsin (AAT) therapy for the treatment of Alpha-1 Antitrypsin Deficiency (AATD). The study is being led by Jan Stolk, M.D., Department of Pulmonology, Member of European Reference Network LUNG, Leiden University Medical Center, The Netherlands. InnovAATe is a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial designed to assess the efficacy and safety of Inhaled AAT in patients with AATD and moderate lung disease. Up to 250 patients will be randomized 1:1 to receive either Inhaled AAT at a dose of 80mg once daily, or placebo, over two years of treatment. The primary endpoint of the InnovAATe trial is lung function measured by FEV1. Secondary endpoints include lung density changes as measured by CT densitometry, as well as other parameters of disease severity, such as additional pulmonary functions, exacerbation rate and six minute walk test. The safety profile will be monitored continuously by a Data Monitoring Committee with predefined rules to be applied after the first 60 subjects have completed six months of treatment. Based on recent feedback received from the FDA regarding anti-drug antibodies (ADA) to Inhaled AAT, the Company intends to concurrently conduct a sub-study in North America in which approximately 30 patients will be evaluated for the effect of ADA on AAT levels in plasma with Inhaled AAT and IV AAT treatments.

AAT by Infusion for Treatment of Graft-Versus-Host Disease

GvHD is a common complication following an allogeneic tissue transplant. It is commonly associated with stem cell transplant, but the term also applies to other forms of tissue graft. Immune cells (white blood cells) in the tissue (the graft) recognize the recipient (the host) as “foreign”. The transplanted immune cells then attack the host’s body cells.

GvHD occurs in 30-70% of patients who undergo a medical procedure of allogeneic hematopoietic stem cell transplantation (HSCT), usually as a treatment to hematologic disorders. HSCT is a stem cell transplantation that is usually derived from an external (allogeneic) bone marrow donor. One of the most common and dangerous complications of HSCT is GvHD. Acute GvHD is expressed in damage to the recipients’ tissues including damage to the liver, gastrointestinal system, skin and mucosal tissues, and is a major cause of death in these patients.

Intravenously administered glucocorticoids, such as prednisone, are the standard treatment in acute GvHD and chronic GvHD. The use of glucocorticoids is intended to suppress the T-cell-mediated immune attack on the host tissues; however, in high doses, this immune-suppression raises the risk of infections and cancer relapse. In addition, 40% - 60% of the patients do not respond to steroid treatment and consequently have very low survival rates.

Preliminary human and animal studies indicate that AAT may reduce the severity of acute GvHD. The immuno-modulatory effect of AAT may attenuate inflammation by lowering levels of pro-inflammatory mediators such as cytokines, chemokines and proteases associated with this severe complication. GvHD is a disease of unmet medical need and both the disease and current therapy options carry considerable side effects.

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

In January 2018, we announced a collaboration with the Mount Sinai Acute GvHD International Consortium (“MAGIC”) for the conduct of a clinical trial assessing the safety and preliminary efficacy of our AAT product as preemptive therapy for patients at high-risk for the development of steroid-refractory acute GvHD (“SR-aGvHD”). The study is an open-label, single-arm study including 30 patients diagnosed to be at high-risk for SR-aGvHD according to biomarkers developed by Mount Sinai. The patients were treated with our IV AAT for 8 weeks with a follow-up period of one year after undergoing BMT. The primary endpoint measures the proportion of patients who developed SR-aGvHD by day 100 post-BMT. Other endpoints include safety, severity of GvHD and mortality. The study was conducted in five leading U.S. centers, all of which are members of MAGIC, which consists of 23 Bone Marrow Transplantation (“BMT”) centers in the United States, Europe and Asia, and conducts clinical trials to prevent and treat GvHD following BMT. As an investigator-initiated study, such study was co-funded by Mount Sinai and our company, and sponsored by the Icahn School of Medicine at Mount Sinai (ISMMS). The study completed enrollment as planned, in the third quarter of 2019. Top line results are expected during 2020.

The Principal Investigator of the study is John Levine, M.D., M.S., Professor of Pediatrics and Medicine, Hematology and Medical Oncology at the Tisch Cancer Institute at ISMMS and Co-Director of MAGIC. The laboratory aspects of the study were led by James L.M. Ferrara, M.D., Professor of Pediatrics, Oncological Sciences and Medicine, Hematology and Medical Oncology at the Tisch Cancer Institute at ISMMS, and Co-Director of MAGIC. The study is based on an innovative approach of early intervention driven by biomarkers. Drs. Ferrara and Levine have developed an algorithm to diagnose patients at risk for non-relapse mortality on day seven following BMT. The MAGIC algorithm utilizes proprietary biomarkers for prediction of mortality risk. Non-relapse mortality is closely related to non-responsiveness to steroids, which are the current standard of care for aGvHD. Early intervention, based on risk prediction and prior to the development of the clinical symptoms of aGvHD, could prevent patients from further disease deterioration. To date, the MAGIC database includes data from over 2,500 BMT recipients. Pursuant to the agreement with ISMMS, we received the exclusive right to develop and commercialize AAT for GvHD using the MAGIC biomarkers.

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

To protect the new lung, patients are prescribed a variety of medications which suppress the body’s natural immune response. These medications are called “immunosuppressants,” and they are intended to trick the immune system into believing that the new organ is not foreign, and therefore it is not attacked. After transplantation, the patient will have to take immunosuppressant medications for the rest of the patient’s life.

In 2015, we entered into collaboration with Takeda on a Phase II clinical trial of our proprietary AAT treatment for the prevention of lung transplantation rejection that is currently performed in Israel. Under the agreement, Takeda and we collaborate in the development and funding of the study.

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

Final results from this study are expected during 2020.

Liquid AAT for Organ Preservation Prior to Transplantation

In September 2018, we reported on the extension of an ongoing investigator initiated, proof-of-concept study evaluating the potential benefit of AAT on liver preservation and transplant rejection prevention. We work in collaboration with Massachusetts General Hospital (MGH), which is conducting and funding the study led by James F. Markmann, M.D., Ph.D., Chief, Division of Transplant Surgery, MGH, who is the Claude E. Welch Professor of Surgery at Harvard Medical School. The purpose of the study is to assess the effect of AAT on liver graft quality and viability and to evaluate the liver graft for markers of Ischemia-Reperfusion Injury (IRI) and tissue damage. Organ preservation methods pre-transplantation are continuously improving due to advanced technologies, such as ex-vivo perfusion systems. This study is evaluating the effect of AAT produced by us on a liver graft once administered into an ex-vivo perfusion system.

AAT has been found to have anti-inflammatory, tissue-protective, immune-modulatory, and anti-apoptotic properties. These characteristics may decrease inflammation by lowering levels of pro-inflammatory cytokines and proteases associated with organ injury during harvest and transplantation, the prevalent causes of organ transplant rejection. In the first cohort of the study, organ viability parameters (e.g. liver function tests and hemodynamics, which represent risks for failure or dysfunction after transplantation), inflammatory pathway analysis and histology, were all measured and yielded positive trends. The second cohort of the study aims to assess the effect of AAT with a different dosing.

Recombinant AAT

According to our strategic decision to focus on AATD, and in preparation for future anticipated increased demand for AAT potentially resulting from greater awareness of AAT deficiency, as well as potential additional indications for Alpha 1 Antitrypsin, which are currently in clinical development, we have initiated development recombinant human Alpha 1 Antitrypsin (“rhAAT”).

To ensure the success of this project, we have previously developed analytical tools (physicochemical, biochemical, in-vitro, and in-vivo) that will support the selection and characterization of functional rhAAT. In addition, we have established a significant understanding on several expression systems and finally selected Cellca (CDMO located in Germany, part of Sartorius Stedim BioTech Group) to pursue the cell line development of the rhAAT in Chinese Hamsters Ovaries (“CHO”) with high productivity and adequate product quality.

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

The partnership arrangement with Takeda includes three main agreements: (1) an exclusive manufacturing, supply and distribution agreement, pursuant to which we will manufacture GLASSIA for sale to Takeda for further distribution in the United States, Canada, Australia and New Zealand; (2) a technology license agreement, which grants Takeda licenses to use our knowledge and patents to produce, develop and sell GLASSIA ; and (3) a fraction IV-I paste supply agreement, pursuant to which Takeda will supply us with fraction IV plasma, a plasma derivative, produced by Takeda, as discussed under “— Manufacturing and Supply — Raw Materials — Fraction IV plasma for GLASSIA.”. As between us and Takeda, we retain all rights, including distribution rights, to any inhaled formulation of AAT in development, including Inhaled AAT for AATD. See — See “Item 3. Key Information — D. Risk Factors —We will cease to produce GLASSIA for Takeda through 2021 as Takeda begins its own production of GLASSIA in that period.”

Sales to Takeda accounted for approximately 54%, 56% and 59% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

Exclusive Manufacturing, Supply and Distribution Agreement

Pursuant to the exclusive manufacturing, supply and distribution agreement, we received an upfront and milestone payments of $25 million in total related to distribution rights. Additionally, Takeda is obligated to purchase a minimum amount of GLASSIA per year. Under the agreement, Takeda is also obligated to fund required Phase IV clinical trials related to GLASSIA up to a specified amount. If the costs of such clinical trials are in excess of this amount, we have agreed to fund a portion of the costs. Under the agreement, we have committed to reimburse Takeda for its GLASSIA marketing efforts up to a limited amount during the years 2017-2020. During the years since the initial execution of the agreement, the parties agreed to several amendments to the agreement, mainly related to supply quantities of GLASSIA by us to Takeda and transfer pricing. On August 30, 2019, we signed the sixth amendment to the exclusive manufacturing, supply and distribution agreement with Takeda to extend the period of minimum purchases by Takeda of GLASSIA until the end of 2021 and increase the minimum purchases under the distribution agreement. Pursuant to the amendment, our 2019 revenues from the sale of GLASSIA to Takeda totaled $68.1 million and we project that total revenues from sales of GLASSIA to Takeda for 2020 will be approximately $65 million and between $25 million to $50 million for 2021, based on Takeda’s needs. According to the terms of the agreement, following its compliance with its purchasing obligations until the end of 2021, Takeda will have no further obligation to purchase a minimum amount of GLASSIA ; however, Takeda’s failure to purchase a specified minimum amount of GLASSIA over a period of 24 consecutive months until the expiration of the agreement provides us with the right to terminate the agreement.

Pursuant to the technology license agreement described below, Takeda is planning to complete the technology transfer of GLASSIA manufacturing, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021, following which we do not anticipate to continue to manufacture and supply GLASSIA to Takeda under the exclusive manufacturing, supply and distribution agreement.

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

Technology License Agreement

The technology license agreement provides an exclusive license to Takeda, with the right to sub-license to certain manufacturing parties, of our intellectual property and know-how regarding the manufacture and additional development of GLASSIA for use in Takeda’s production and sale of GLASSIA in the United States, Canada, Australia and New Zealand. Pursuant to the technology license agreement, we are entitled to receive payments for the achievement of certain milestones for an aggregate of up to $20.0 million, of which $15.0 million are development-based milestones related to the transfer of technology to Takeda and $5.0 million are sales-based milestones. To date, we have received $14.5 million of the total aggregate milestone payments under the agreement.

Takeda is planning to complete the technology transfer of GLASSIA manufacturing, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021. Accordingly, based on the technology license agreement between the companies, and in addition to the above mentioned milestone payments, upon initiation of commercial sales of GLASSIA manufactured by Takeda, Takeda will pay royalties to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040.

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

Kedrion (KEDRAB)

On July 18, 2011, we signed an agreement with Kedrion, an international pharmaceutical company engaged in the manufacture of life saving drugs based on human plasma which complement our products, and which are marketed in Europe, the United States and approximately 40 other countries worldwide. The agreement provides for exclusive cooperation on completing the clinical development, and marketing and distribution of our anti-rabies pharmaceutical, KamRAB, in the United States under the name KEDRAB, if the product is approved. Pursuant to the agreement, Kedrion will bear all the costs of the Phase 2/3 clinical trials in the United States of our product for rabies. Costs related to any Phase IV clinical trials, if required, and the FDA Prescription Drug User fee that is required for all FDA new drug approvals, will be divided equally between us and Kedrion. An addendum to the agreement was executed dated as of October 15, 2016, with respect to the performance of a safety clinical trial for the treatment of pediatric patients in the United States. According to such addendum, Kedrion and us agreed to equally share the cost of such trial. A second addendum to the agreement was executed dated as of October 11, 2018, with respect to the purchases prices of KEDRAB under the agreement.

The agreement provides exclusive rights to Kedrion to market and sell KEDRAB in the United States. We retain intellectual property rights to KEDRAB. Kedrion is obligated to purchase a minimum amount of KEDRAB per year during the term of the agreement.

In 2014, the Phase 2/3 study was completed and successfully met the trial’s primary endpoint of non-inferiority when measured against an IgG reference product, and in September 2016, the BLA was submitted to the FDA. In August 2017, we received FDA approval of anti-rabies immunoglobulin as a post-exposure prophylaxis against rabies infection. In April 2018, we launched KEDRAB in the United States. See “Item 4. Information on the Company — immunoglobulins — KEDRAB”. Our overall revenues from the sales of KEDRAB to Kedrion during 2019 and 2018 were $16.4 million and $11.8 million, respectively. Sales of KEDRAB by Kedrion in the United States during the years 2019 and 2018 totaled $31.4 million and $15.5 million, respectively. These sales represent approximately 20% and 10% market share, respectively.

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

PARI

On November 16, 2006, we entered into a license agreement with PARI (the “Original PARI Agreement”) regarding the clinical development of an inhaled formulation of AAT, including Inhaled AAT for AATD, using PARI’s “eFlow” nebulizer. Under the Original PARI Agreement, we received an exclusive worldwide license, subject to certain preexisting rights, including the right to grant sub-licenses, to use the “eFlow” nebulizer, including the associated technology and intellectual property, for the clinical development, registration and commercialization of inhaled formulations of AAT to treat AATD and respiratory deterioration, and to commercialize the device for use with such inhaled formulations. The agreement also provided for PARI’s cooperation with us during the pre-clinical phase and Phase I clinical trials of inhaled formulations of AAT, where each of the parties was responsible for developing and adapting its own product and bore the costs involved.

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

In addition, in May, 2019, we signed a Clinical Study Supply Agreement (“CSSA”) with PARI for the supply of the required quantities of PARI’s “eTrack” controller kits and the “PARItrack” web portal associated with PARI’s “eFlow” nebulizer required for our pivotal Phase 3 InnovAATe clinical trial and for the FDA required HFS. The CSSA is a supplement agreement to the Original PARI Agreement and will expire upon the expiration or termination of the Original PARI Agreement.

On February 21, 2008, we signed a commercialization and supply agreement with PARI that provides for the commercial supply of the “eFlow” nebulizer and its spare parts to patients who are treated with the inhaled formulation of AAT, following its approval, either through its own distributors, our distributors or independent distributors in countries where PARI does not have a distributor. The commercialization and supply agreement expires upon the earlier of (1) the end of four years from (x) the end of the last PARI royalties period, or (y) the termination of the PARI Agreement by one party due to the other party declaring bankruptcy, failing to make a payment after a 30-day cure period or breach of a material provision after a 30-day cure period, or (2) the termination of the PARI Agreement pursuant to its terms, other than for reasons as previously described, in which case the commercialization and supply agreement terminates simultaneously with the PARI Agreement provided that PARI ensures availability of the “eFlow” nebulizer and its associated spare parts and service to anyone being treated with the inhaled formulation of AAT at the time of such termination, for the warranty period of the device or for a longer period, if required by the applicable law or the relevant regulatory authority.

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

Our production plant passed various Health Authorities inspections. The plant was initially inspected by the US FDA during 2010, and in March 2017 the FDA completed an inspection of our facility in connection with our GLASSIA and KEDRAB products with no critical observations. The Israeli MOH conducted a GMP inspections in each of 2011, July 2013, February 2016 and November 2018, with no critical observations. In July 2018, Health Canada (the department of the government of Canada with responsibility for national public health) completed an audit in connection with the KamRAB product, with no critical observations. In February 2019, the Croatian health agency completed a GMP inspection of our facility in connection with GLASSIA and our Inhaled AAT for AATD product, with no critical observations. In March 2019, the Mexican heath agency completed a GMP inspection of our facility in connection with the KamRAB product, with no critical observations. The Kazakhstan health agency has also completed a GMP inspection in April 2019, with no critical observations.

Any changes in our production processes for our products must be approved by the FDA and/or similar authorities in other jurisdictions. From time to time we make certain required modifications to our manufacturing process and are required to make certain filings to report such changes to the FDA and/or other similar authorities.

Raw Materials

The main raw materials in our Proprietary Products segment are hyper-immune plasma and fraction IV. We also use other raw materials, including both natural and synthetic materials. We purchase raw materials from suppliers who are regulated by the FDA, EMA and other regulatory authorities. Our suppliers are approved in their countries of origin and by the IMOH. The raw materials must comply with strict regulatory requirements. We require our raw materials suppliers to comply with the cGMP rules, and we audit our suppliers from time to time. We are dependent on the regular supply and availability of raw materials in our Proprietary Products segment.

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

In the years ended December 31, 2019, 2018 and 2017, we incurred $31.5 million, $25.5 million and $19.9 million of expenses for the purchase of raw materials, respectively.

Plasma derived Fraction IV paste for GLASSIA manufacturing

On August 23, 2010, in conjunction with the partnership arrangement with Takeda, we signed a fraction IV paste supply agreement with Takeda for the supply of fraction IV for use in the production of GLASSIA to be sold in the United States. Under this agreement, Takeda also supplies us with fraction IV to continue the development, pre-clinical and clinical studies of GLASSIA and other AAT derived products and for the production, sale and distribution of GLASSIA in jurisdictions other than those which are covered under the exclusive manufacturing, supply and distribution agreement with Takeda as well as for and other AAT derived products (e.g., Inhaled AAT). Takeda receives no payment for the supply of fraction IV plasma to be used by us for the manufacture of GLASSIA to be sold to Takeda. If we require fraction IV for other purposes, we are entitled to purchase it from Takeda at a predetermined price. While we are dependent on Takeda for the supply of fraction IV plasma, Takeda is currently dependent on us to produce GLASSIA for sale in the United States, as it does not yet have its own FDA approved production capabilities of GLASSIA. Takeda is planning to complete the technology transfer of GLASSIA manufacturing, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021.

The supply agreement terminates on August 23, 2040, subject to an option for earlier termination in the event of a material breach.

We have an additional fraction IV plasma supplier, which supplies us with fraction IV plasma that is used for production of GLASSIA marketed in non-U.S. countries. We are in the process of exploring the entry into a long-term supply agreements for fraction IV plasma with additional suppliers.

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

In January 2012, we entered into a plasma purchase agreement with KedPlasma, a subsidiary of Kedrion, for the supply of anti-rabies hyper-immune plasma required for the manufacturing of KamRAB (including for manufacturing of KEDRAB for sale to Kedrion for further distribution in the U.S. market). The agreement provides for a commitment to supply certain minimum annual quantities at predetermined prices, and was extended multiple times and is currently in effect through the end of 2020.

Research and Development

Our research and development activity includes conducting pre-clinical and clinical trials and other development activities for our pipeline products, including Inhaled AAT for AATD, intravenous plasma-derived AAT for various indications, and rhAAT, advanced understanding of the mechanism of action of AAT, improving existing products and processes, development work at the request of regulatory authorities and strategic partners, as well as communication with regulatory authorities related to our commercial products as well as clinical programs. We incurred approximately $13.1 million, $9.7 million and $12 million research and development expenses in the years ended December 31, 2019, 2018 and 2017, respectively.

Marketing and Distribution

In the Proprietary Products segment, we receive orders for our products and, other than for GLASSIA and KEDRAB sales in the U.S. market, we received requests for participation in tenders for the supply of plasma-derived protein therapeutics from potential distributors and from existing distributors. We sell GLASSIA to Takeda and to other distributors in additional non-U.S. countries. We sell KEDRAB to Kedrion and sell KamRAB and KamRho to other distributers in additional non-U.S. countries.

For our products, we market, in most cases, by means of agreements with local distributors in each country through a tender process and the private market. The tender process is conducted on a regular basis by the distributors, sometimes on an annual basis. For existing customers, our existing relationship does not guarantee additional orders from the same customers in these tenders. The decisive parameter is generally the price proposed in the tender. The distributor purchases plasma-derived protein therapeutics from us and sells them to its customers (either directly or by means of sub-distributors). In most cases, we do not sign agreements with the end users, and as such, we do not fix the price to the end user or its terms of payment and are not exposed to credit risks of the end users. In the vast majority of cases, our agreements with the local distributors award the various distributors exclusivity in the distribution of our plasma-derived protein therapeutics in the relevant country. The distribution agreements are, usually made for a specific initial period and are subsequently renewed for certain agreed periods, where the parties have the right to cancel or renew the agreements with prior notice of a number of months. In these markets, we do not actively participate in the marketing to the end users, except for supplying marketing assistance where the cost is negligible or in some cases, reimburse the local distributor for an agreed amount of its actual marketing expenses. In Israel, we market our plasma-derived protein therapeutics independently to the healthcare providers and medical centers, or through a logistic partner company that specializes in the supply of equipment and pharmaceuticals to healthcare providers.

Most of our sales outside of Israel are made against open credit and some in documentary credit or advance payment. Most of our sales inside Israel are made against open credit or cash. The credit given to some of our customers abroad (except for sales in documentary credit or advanced payment) is mostly secured by means of a credit insurance policy and in certain cases with bank guarantees.

In the Distribution segment, we market our products in Israel to health maintenance organizations and hospitals on our own or through third party logistic associates. We sell certain of our Distribution segment products through offers to participate in public tenders that occur on an annual basis or through direct orders. The public tender process involves health maintenance organizations and hospitals soliciting bids from several potential suppliers, including us, and selecting the winning bid based on several attributes, whereas the primarily attributes are, price and availability. The annual public tender process is also used by our existing customers to determine their suppliers. As a result, our existing relationships with customers in our Distribution segment do not guarantee additional orders from such customers year to year.

We have supply and distribution agreements with our suppliers in our Distribution segment, including with each of our two largest suppliers to be their exclusive distributor in Israel for a number of their manufactured products; however, we purchase our Distribution segment products from those suppliers on a purchase order basis. We work closely with those suppliers to develop annual forecasts, but these forecasts do not obligate our suppliers to provide us with their products.

Customers

For the year ended December 31, 2019, sales to Takeda, Kedrion and Clalit Health Services, an Israeli HMO, accounted for 54%, 13% and 11%, respectively, of our total revenues. For the year ended December 31, 2018, sales to Takeda and Kedrion accounted for 56% and 10%, respectively, of our total revenues. For the year ended December 31, 2017, sales to Takeda and Clalit Health Services accounted for 59% and 9%, respectively, of our total revenues.

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

Our primary customers in the Distribution segment are health maintenance organizations and hospitals in Israel, including Clalit Health Services and Maccabi Healthcare Services.

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

Proprietary Products Segment

We believe that there are two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd., Grifols S.A., which acquired a previous competitor, Talecris Biotherapeutics, Inc. in 2011, and Kedrion (other than for KEDRAB). These competitors are multi-national companies that specialize in plasma derived protein therapeutics and are distributing their plasma derived pharmaceutical products worldwide. We have not seen significant changes in the activities of our competitors in recent years. Additionally, our strategic alliance with Takeda and Kedrion in the United States has strengthened our GLASSIA and KEDRAB competitive positioning in the market.

Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. Most of them have an additional advantage regarding the availability of raw materials, as they fractionate plasma internally and own plasma collection centers and/or companies that collect or produce raw materials such as plasma.

The following describes details known to us about our most significant competitors for each of our main Proprietary Products segment products.

GLASSIA. GLASSIA has several competitors, including plasma derived companies such as Grifols, CSL and Takeda, all of which have competing plasma derived AAT products approved for AATD and are marketed in the U.S. as well in some countries in the EU. We estimate that: Grifols’ AAT by infusion product for the treatment of AATD, Prolastin, accounts for at least 50% market share in the United States and more than 70% of sales worldwide, and until 2015 it was the only AAT product that was approved for sale in both – key European countries and the United States. In September 2017 Grifols announced that the FDA approved a liquid formulation of its AAT product. Apart from its sales of the past Talecris product, Grifols is also a local producer of an additional AAT product, Trypsone, which is marketed in Spain and in some Latin American countries, including Brazil. CSL’s AAT by IV product, Zemaira, is mainly sold in the United States, and during 2015 received centralized marketing authorization approval in the European Union. CSL launched the product in few selected EU markets during 2016 under the brand name Respreeza. Takeda is our strategic partner for sales of GLASSIA and it also serves existing patients in the United States with its own proprietary product, Aralast. As far as we know Takeda is proactively marketing GLASSIA in the United States, while maintaining existing patients on Aralast. In addition, we are aware of a smaller local producer of AAT in the French market, Laboratoire Français du Fractionnement et des Biotechnologies, S.A (“LFB”). We do not believe any new suppliers are expected to enter the United States market for plasma derived AAT by infusion in the near future. As part of the approval of our competitors’ intravenous AAT products for the treatment of AATD, they (like us) were required by the FDA to conduct Phase IV clinical trials aimed to collect efficacy data. CSL Phase IV study results were not accepted by the FDA as proof of required efficacy while Grifols SPARTA phase IV study is ongoing. In summary, to the best of our knowledge, to date, our other competitors did not yet initiate or have not yet completed their trials or their results have not yet been published.

In addition, we have several other competitors such as Vertex Pharmaceuticals, Inhibrx, ApicBio and Mereo, all of which have development stage programs for new medications for treatment of AATD. Based on available public information, Vertex, a Boston, MA headquartered company, is in early stage clinical development of VX-814 and VX-864, two AATD small molecules utilizing a correction approach to prevent protein misfolding in the liver of AATD patients, which can otherwise aggregate and ultimately be pro-inflammatory in the lung. Vertex believes small molecule correctors for protein misfolding could address both liver and lung disease manifestations, possibly avoiding the need for conventional augmentation therapy, further differentiating its product candidates as a novel therapeutic approach. Inhibrx, a California based company, is in early clinical development of INBRX-101 a recombinantly produced AAT replacement protein specifically designed to address the limitations of plasma derived AAT replacement therapy. The modifications introduced into INBRX-101 aim to improve the pharmacokinetic profile (PK) and neutrophil elastase inhibitory function. This could offer superior clinical activity to the current commercial plasma derived AAT by providing sustained enhanced serum concentration with a less frequent, monthly dosing regimen. Apic Bio, a Boston, MA based company is in early stage development of APB-101 a “liver-sparing” gene therapy designed as a one-time treatment for Alpha-1 patients. In pre-clinical studies, APB-101 demonstrated the ability to reduce levels of the mutant Alpha-1 protein (Z-AAT) and at the same time program liver cells to produce the correct Alpha-1 protein (M-AAT). Mereo, a UK based company, is in clinical stage of development of MPH-966 as an oral neutrophil elastase inhibitor being explored for the potential treatment of AATD. These product candidates, if approved, may have an adverse effect on the AATD market and reduce or eliminate the need for the currently approved plasma derived AAT augmentation therapy, and thus may affect our ability to continue and generate revenues and earnings from our GLASSIA. In addition, these product candidates, if approved, may have a negative effect on our ability to continue the development of our Inhaled AAT, and if approved, to market Inhaled AAT and obtain a meaningful market share.

KamRAB/KEDRAB. We believe that there are two main competitors for this anti-rabies product worldwide: Grifols, whose product we estimate comprises of approximately 75%-85% of the anti-rabies market in the United States, and CSL, which sells its anti-rabies product in Europe and elsewhere. Sanofi Pasteur, the vaccines division of Sanofi S.A., has a product registered for the United States market, but the product is primarily sold in Europe and not currently sold in significant quantities in the United States. There are a number of local producers in other countries that make similar anti-rabies products. Most of these products are based on equine serum, which we believe results in inferior products, as compared to products made from human plasma. Over the past several years, a number of companies have made attempts and some are still in the process of developing monoclonal antibodies for an anti-rabies treatment. These products, if approved, may be as effective as the currently available plasma derived anti-rabies vaccine and may potentially be significantly cheaper, and as such may result in loss of market share of KamRAB/KEDRAB.

KamRho(D). While Kedrion is our strategic partners for KEDRAB, it is also one of our competitors for KamRho(D). In addition to its sales in the United States, Kedrion also markets a competing product in several EU countries as well as other countries world-wide. We believe there are three additional main suppliers of competitive products in this market: Grifols, CSL and Saol Therapeutics. There are also local producers in other countries that make similar products mostly intended for local markets.

Distribution Segment

We believe that there are a number of companies active in the Israeli market distributing the products of several manufacturers whose comparable products compete with our products in the Distribution segment. In the plasma area, these manufacturers include Grifols, Takeda, CSL, Omrix Biopharmaceuticals Ltd. (a Johnson & Johnson company), while in other specialties we may be competing against products produced by some of largest pharmaceutical manufacturers in the world, such as, Novartis AG, AstraZeneca AB, Sanofi UK and GlaxoSmithKline. These competing manufacturers have advantages of size, financial resources, market share, broad product selection and extensive experience in the market, although we believe that we have established expertise in the Israeli market. Each of these competitors sells its products through a local subsidiary or a local representative in Israel.

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

●	Phase I studies may be conducted in a limited number of patients, but are usually conducted in healthy volunteer subjects. The drug is usually tested for safety and, as appropriate, for absorption, metabolism, distribution, excretion, pharmacodynamics and pharmacokinetics.

●	Phase II usually involves studies in a larger, but still limited, patient population to evaluate preliminarily the efficacy of the drug candidate for specific, targeted indications; to determine dosage tolerance and optimal dosage; and to identify possible short-term adverse effects and safety risks.

●	Phase III trials are undertaken to further evaluate clinical efficacy of a specific endpoint and to test further for safety within an expanded patient population at geographically dispersed clinical study sites.

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

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product and its active ingredients receive the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. In addition, the FDA may rescind orphan drug designation and, even with designation, may decide not to grant orphan drug exclusivity even if a marketing application is approved. Furthermore, the FDA may approve a competitor product intended for a non-orphan indication, and physicians may prescribe the drug product for off-label uses, which can undermine exclusivity and hurt orphan drug sales. There has also been litigation that has challenged the FDA’s interpretation of the orphan drug exclusivity regulatory provisions, which could potentially affect our ability to obtain exclusivity in the future.

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

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation and enforcement by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Federal Trade Commission, the U.S. Department of Justice and individual United States Attorney’s offices within the Department of Justice, state attorneys general and state and local governments. To the extent applicable, we must comply with the fraud and abuse provisions of the Social Security Act, the federal False Claims Act, the privacy and security provisions of the Health Insurance Portability and Accountability Act, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended, as well as the “Anti-Kickback Law” provisions of the Social Security Act. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act (“VHCA”), drug companies are required to offer certain pharmaceutical products at a reduced price to a number of federal agencies, including the United States Department of Veterans Affairs and United States Department of Defense, the Public Health Service and certain private Public Health Service-designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Legislative changes have purported to require that discounted prices be offered for certain United States Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations. Furthermore, the FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions. The failure to comply with laws governing international business practices may result in substantial penalties, including civil and criminal penalties.

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

The health care reform law and the related regulations, guidance and court decisions have had, and will continue to have, a significant impact on the pharmaceutical industry. In addition to the general reforms briefly described above, provisions of the health care reform law directly address drugs. For example, the health care reform law:

●	increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;

●	requires Medicaid rebates for covered outpatient drugs to be extended to Medicaid managed care organizations;

●	requires manufacturers of drugs covered under Medicare Part D to participate in a coverage gap discount program, under which they must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible Medicare beneficiaries during their coverage gap period; and

●	imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

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

Patents

As of December 31, 2019, we owned for use within our field of business nine families of patents or patent applications, which are registered or applied for in the United States and also in the European Union, Russia, Turkey, Israel, certain Latin American countries, Canada, Australia and other countries, six PCT patent applications and two US provisional applications. At present, one patent protecting our manufacturing process is considered to be material to the operation of our business as a whole. Such patent has been issued in a variety of jurisdictions, including Australia, Austria, Belgium, Canada, Denmark, Estonia, Israel, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Slovenia, Poland, Spain, Portugal, Sweden, Switzerland, Turkey, the United Kingdom and the United States, and expires in 2024.

Our patents generally relate to the separation and purification of proteins and their respective pharmaceutical compositions. Our patents and patent applications further relate to the use of our products and their delivery methods. Our patents and patent applications are expected to expire at various dates between 2024 and 2029. We also rely on trade secrets to protect certain aspects of our separation and purification technology.

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

Since January 2017, we have leased approximately 2,200 square meters of a building located in the Kiryat Weizmann Science Park in Rehovot, Israel, which replaced our former Ness Ziona premises. This property houses our head office, our research and development laboratory and additional departments such as our research and development, clinical, medical, regulatory and business development departments. We sublease approximately 500 square meters of such premises to a third party renter.

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

Organizational Structure

Our significant subsidiaries are set forth below. All subsidiaries are either 100 percent owned by us or controlled by us. All companies are incorporated and registered in the country in which they operate as listed below:

Legal Name	Jurisdiction
Kamada Biopharma Limited	England and Wales
Kamada Inc.	Delaware
Kamada Ireland Limited	Ireland
Kamada Assets (2001) Ltd.	Israel

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

The audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

Overview

We are a plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. Our flagship product is GLASSIA, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. We market GLASSIA in the U.S. through a strategic partnership with Takeda and in other counties through local distributors. our second leading product is KamRab, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KAMRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB through a strategic partnership with Kedrion. In addition to GLASSIA and KEDRAB, we have a product line of four other plasma-derived pharmaceutical products administered by injection or infusion that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. We have late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, our intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. We also leverage our expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. For further details on our business, products and product candidates, see “Item 4 – Information on the Company.”

Our Segments

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture plasma-derived therapeutics and market them in more than 15 countries, and the Distribution segment, in which we distribute imported drugs in Israel, which are manufactured by third-parties, the majority of which are produced from plasma or its derivative products.

Segment performance is evaluated based on revenues and gross profit (loss). Items that are not allocated to our segments consist mainly of research and development costs, sales and marketing expenses, general and administrative costs, financial expenses, net and tax on income, each of which are managed on a group basis. For the year ended December 31, 2019, we derived $97.7 million of revenues from our Proprietary Products segment, or 77% of total revenues, and $29.5 million of revenues from our Distribution segment, or 23% of total revenues. For the year ended December 31, 2018, we derived $90.8 million of revenues from our Proprietary Products segment, or 79% of total revenues, and $23.7 million of revenues from our Distribution segment, or 21% of total revenues. For the year ended December 31, 2017, we derived $79.5 million of revenues from our Proprietary Products segment, or 77% of total revenues, and $ 23.3 million of revenues from our Distribution segment, or 23% of total revenues.

Factors Affecting Our Results of Operations

Demand for our Products

Over the past few years, we have seen an increase in demand for products in our Proprietary Products segment. For full-year 2020, we expect total revenue to be in the range of $132 million and $137 million. The year-over-year revenue growth in 2020 as compared to 2019 is expected to be driven by increased sales of our Proprietary IgG products portfolio and GLASSIA in international markets, expected growth of the Distribution segment in Israel, and increased sales in the U.S. of KEDRAB. We project that total revenues from sales of GLASSIA to Takeda during 2020 will be approximately $65 million, and between $25 million to $50 million during 2021, based on Takeda’s needs. Takeda is planning to complete the technology transfer of GLASSIA, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021. Accordingly, following the transition of manufacturing to Takeda, we will terminate the manufacturing and sale of GLASSIA to Takeda resulting in a significant reduction in revenues. Pursuant to the agreement, upon initiation of sales of GLASSIA manufactured by Takeda, Takeda will pay us royalties at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. Although the transition of the agreement to its royalties phase will result in a reduction of our revenue from Takeda, based on current GLASSIA sales in the U.S. and forecasted future growth, we project receiving royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040.

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

It is estimated that there are approximately 40,000 rabies post-exposure prophylaxis treatments administered in the U.S. each year, representing a total market of approximately $150 million per year. Sales of KEDRAB, by Kedrion in the U.S. during the year 2019 and 2018 totaled $31.4 million and $15.5 million, respectively. These sales represents approximately 20% and 10% market share, respectively. We expect that our market share for KEDRAB will continue to grow in the coming years.

Sales of our Distribution segment products are made through public tenders of Israeli hospitals and HMOs on an annual basis. The prices we can offer, as well as the availability of products, are key factors in meeting the local demand of the Israeli market. Our Distribution segment experienced a 25% growth in sales during 2019, despite the growing competition. The Distribution segment may continue to grow if we will be able to increase our product portfolio or win more tenders.

Strategic Partnerships

In July 2010, we received FDA approval for the marketing of GLASSIA in the United States. Following this approval, we entered into a 30 year strategic arrangement with Takeda (originally executed with Baxter, which subsequently assigned the agreement to Baxalta, which was subsequently acquired by Shire, which was acquired by Takeda), for the marketing and distribution of GLASSIA in the United States, Canada, Australia and New Zealand and for the licensing of our technology, granting Takeda rights to manufacture GLASSIA for sales in these territories. We began recognizing revenues from sales of GLASSIA in the United States under this strategic arrangement with Takeda in September 2010. From the inception of the strategic arrangement through December 31, 2019, we have received $39.5 million from Takeda for distribution rights, a portion of which has been accrued as deferred revenue, and for achieving milestones set forth in the distribution and licensing agreements. We have recognized cumulative revenues until December 31, 2019 from Takeda in the amount of $380.1 million. We currently generate revenues from sales of GLASSIA to Takeda, and incur cost of revenues to produce it. We project that total revenues from sales of GLASSIA to Takeda during 2020 will be approximately $65 million, and between $25 million to $50 million during 2021, based on Takeda’s needs. Based on the licensing and technology transfer agreement signed by us and Takeda in 2010, Takeda is planning to complete the technology transfer of GLASSIA, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021. Accordingly, based on the agreement between the companies, upon initiation of sales of GLASSIA manufactured by Takeda, it will pay royalties to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. Although the transition of the agreement to its royalties phase will result in a reduction of our revenue from Takeda, based on current GLASSIA sales in the U.S. and forecasted future growth, we project that we will receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040. See “Item 3. Key Information — D. Risk Factors — In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.”

In addition, in July 2011, we signed a strategic agreement with Kedrion to cooperate in the clinical development and exclusive marketing and sales in the United States of KEDRAB, our hyper-immune anti-rabies prophlaxis treatment, which was launched in the United States in April 2018. We have recognized cumulative revenues until December 31, 2019 from sales of KEDRAB to Kedrion in the amount of approximately $28 million.

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

Product development costs may fluctuate from period to period, as our product candidates pass through various stages of development. For example, for the years ended December 31, 2019, 2018 and 2017, we incurred research and development expenses related to clinical trials related to Inhaled AAT for AATD in Europe and the United States, AAT for the treatment of newly diagnosed Type-1 diabetes and lung transplantation rejection and GvHD. We expect to continue to incur research and development expenses related to clinical trials, as well as other ongoing, planned or future clinical trials with regards to our product pipeline. See “Item 4. Information on the Company — Our Product Pipeline and Development Program.”

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

Key Components of Our Results of Operations

Revenues

In our Proprietary Products segment, we generate revenues from the sale of products to strategic partners and distributors, as well as from the licensing of our technology. We derived a significant portion of our total revenues from sales of GLASSIA to Takeda. Sales to Takeda accounted for approximately 54%, 56% and 59% of our total revenues in the years ended December 31, 2019, 2018 and 2017, respectively. Revenue from all sales of GLASSIA comprised approximately 58%, 60% and 64% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. Sales of KEDRAB to Kedrion during the years ended December 31, 2019 and 2018 accounted for approximately 13% and 10% of our total revenues, respectively.

Revenues from our Proprietary Products segments also include a recognized portion of prior upfront and milestone payments from strategic partners.

Revenues are presented net of any discounts and/or marketing contribution payments extended to our partners and distributors.

In our Distribution segment, we generate revenues from the sale in Israel of imported products produced by third parties. During the three year period ended December 31, 2019, sales of IVIG accounted for approximately 14%, 12% and 12% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

For full-year 2020, we expect total revenue to be in the range of $132 million and $137 million. The year-over-year revenue growth in 2020 as compared to 2019 is expected to be driven by increased sales of our Proprietary IgG products portfolio and GLASSIA in international markets, expected growth of the Distribution segment in Israel, and increased sales in the U.S. of KEDRAB. We project that total revenues from sales of GLASSIA to Takeda during 2020 will be approximately $65 million, and between $25 million to $50 million during 2021, based on Takeda’s needs. Based on the licensing and technology transfer agreement signed by us and Takeda in 2010, Takeda is planning to complete the technology transfer of GLASSIA, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021. Accordingly, based on the agreement between the companies, upon initiation of sales of GLASSIA manufactured by Takeda, it will pay royalties to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. Although the transition of the agreement to its royalties phase will result in a reduction of our revenue from Takeda, based on current GLASSIA sales in the U.S. and forecasted future growth, we project that we will receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040. In the future, while the planned transition of GLASSIA manufacturing to Takeda is expected to decrease our revenue and profitability during the years 2021 and 2022, our continued business development efforts are expected to result in resumed revenue and profitability growth beginning in 2023. This growth will be driven by an expected increase in Proprietary Product sales in international markets, an anticipated continued increase in KEDRAB sales in the U.S., the commercial manufacturing of the new specialty hyper-immune globulin product at our facility beginning in 2023, expected growth in our Distribution segment, and the royalties to be paid to us by Takeda on GLASSIA sales.

Cost of Revenues

Cost of revenues in our Proprietary Products segment includes expenses for the manufacturing of products such as raw materials, payroll, utilities, laboratory costs and depreciation. Cost of revenues also includes provisions for the costs associated with manufacturing scraps and inventory write offs. Costs of revenues in our Distribution segment consists of costs of products acquired, packaging and labeling for sales by us in Israel.

In addition to the successful strategic partnerships with Takeda and Kedrion and successful penetration to the U.S. market, we have focused during the years ended December 31, 2019, 2018 and 2017 on increasing our production outputs and improving efficiencies.

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

Our gross margins are generally higher in our Proprietary Products segment (46%, 42% and 35% for the years ended December 31, 2019, 2018 and 2017, respectively) than in our Distribution segment (15%, 15%, 17% for the years ended December 31, 2019, 2018, and 2017, respectively).

In 2020, the expected change in product sales mix, as well as reduced plant utilization, is anticipated to result in an overall decrease in the Propriety Products segment’s full-year gross margins of approximately three to five percentage points as compared to 2019.

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

Research and development expenses increased in 2019 specifically due to the initiation of our pivotal Phase 3 InnovAATe clinical trial. In 2020, due to the planned acceleration of this clinical study, we expect an approximately 20% to 25% increase in research and development expenses, as compared to 2019. Actual spending could differ if our plans change or if we potentially reduce our anticipated funding on research for existing products or partner with other parties to fund development of current product candidates.

Selling and Marketing Expenses

Selling and marketing expenses principally consist of expenditures incurred for sales incentive, advertising, marketing or promotional activities, shipping and handling costs, product liability insurance and business development activities, as well as marketing authorization fees to regulatory agencies. Due to our strategic partnerships in our Proprietary Products segment, we expect these costs to remain at a similar level other than ongoing effort to increase sales of existing products. However, we may incur higher expenses in the future, mainly due to the distribution of our products outside the U.S. market which is done through local distributers. We market our products in our Distribution segment to HMOs and hospitals in Israel.

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

Financial Income

Financial income is comprised of interest income on amounts invested in bank deposits and short-term investments.

Income (expense) in respect of securities measured at fair value, net

Income (expense) in respect of securities measured at fair value, net comprised the changes in the fair value of financial assets measured at fair value through other comprehensive income.

Income (expense) in respect of currency exchange differences and derivatives instruments, net

Income (expense) in respect of currency exchange differences and derivatives instruments, net are comprised of changes on balances in currencies other than our functional currency. Changes in the fair value of derivatives instruments not designated as hedging instruments are reported to profit or loss.

Financial Expenses

Financial expenses are comprised of bank charges, changes in the time value of provisions, the portion of changes in the fair value of financial assets or liabilities at fair value through other comprehensive income and interest and amortization of bank loans and leases.

Taxes on Income

We have not been required to pay income taxes since 1997 other than tax withheld in a foreign jurisdiction in 2012 and 2016 and a $1.3 million payment to the Israel Tax Authority in 2016 as a settlement agreement for the tax years 2004-2006. In 2018, we initially recognized a deferred tax asset for a portion of our carryforward losses and in 2019, we recognized a tax expense as a portion of the deferred tax asset on account of earnings that were offset against the carryforward losses.

One of our Israeli facilities has Approved Enterprise status granted by the Israel Investment Center under the Investment Law, which made us eligible for a grant and certain tax benefits under that law for a certain investment program. The investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which applied to the turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Approved Enterprise status expired at the end of 2017. Additionally, we have obtained a tax ruling from the Israel Tax Authority according to which, among other things, our activity has been qualified as an “industrial activity,” as defined in the Investment Law, and is also eligible for tax benefits as a Privileged Enterprise, which apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status are scheduled to expire at the end of 2020 and 2023. As of the date of this Annual Report, we have not utilized any tax benefits under the Investment Law, other than the receipt of grants attributable to our Approved Enterprise status.

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

As of December 31, 2019, we have net operating loss carryforwards for tax purposes of approximately $47.4 million. The net operating loss carryforwards have no expiration date. Following the full utilization of our net operating loss carryforwards, we expect that our effective income tax rate in Israel will reflect the benefits discussed above.

Results of Operations

The following table sets forth certain statement of operations data:

	Year Ended December 31,
	2019	2018	2017
	(U.S. Dollars in thousands)
Revenues from Proprietary Products segment	$97,696	$90,784	$79,559
Revenues from Distribution segment	29,491	23,685	23,266
Total revenues	127,187	114,469	102,825
Cost of revenues from Proprietary Products segment	52,425	52,796	51,335
Cost of revenues from Distribution segment	25,025	20,201	19,402
Total cost of revenues	77,450	72,997	70,737
Gross profit	49,737	41,472	32,088
Research and development expenses	13,059	9,747	11,973
Selling and marketing expenses	4,370	3,630	4,398
General and administrative expenses	9,194	8,525	8,273
Other expense	330	311	-
Operating income (loss)	22,784	19,259	7,444
Financial income	1,146	830	500
Income (expense) in respect of securities measured at fair value, net	(5)	(172)	(82)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(651)	602	(612)
Financial expense	(293)	(178)	(80)
Income (loss) before taxes on income	22,981	20,341	7,170
Taxes on income	730	(1,955)	269
Net income (loss)	$22,251	$22,296	$6,901

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Segment Results

	Change
	2019 vs. 2018
	2019	2018	Amount	Percent
	(U.S. Dollars in thousands)
Revenues:
Proprietary Products	$97,696	$90,784	$6,912	8%
Distribution	29,491	23,685	5,806	25%
Total	127,187	114,469	12,718	11%
Cost of Revenues:
Proprietary Products	52,425	52,796	(371)	-1%
Distribution	25,025	20,201	4,824	24%
Total	77,450	72,997	4,453	6%
Gross Profit:
Proprietary Products	$45,271	$37,988	$7,283	19%
Distribution	4,466	3,484	982	28%
Total	$49,737	$41,472	$8,265	20%

Revenues

In the year ended December 31, 2019, we generated $127.2 million of total revenues, compared to $114.5 million in the year ended December 31, 2018, an increase of $12.7 million, or approximately 11%. This increase was primarily due to a $6.9 million increase in our Proprietary Products segment revenues, mainly due increase of sales of KEDRAB and GLASSIA in United States during 2019, and a $5.8 million increase in our Distribution segment, mainly attributable to increased sales of IVIG product.

Cost of Revenues

In the year ended December 31, 2019, we incurred $77.5 million of cost of revenues, compared to $73.0 million in the year ended December 31, 2018, an increase of $4.4 million, or approximately 6%. The increase is mainly attributable to a $4.8 million in increase in cost of revenues in our Distribution segment, primarily due to an increase in volume of sales, offset in part by a decrease of $0.4 million in the Proprietary segment, mainly attributed to improved manufacturing efficiencies.

Gross profit

Gross profit in our Proprietary Products segment increased by $7.3 million in 2019, primarily due to the sales of GLASSIA and KEDRAB in the United States and resulting in improved products sales mix and improved manufacturing efficiencies. Gross profit in our Distribution segment increased by $1.0 million in 2019, primarily due to increased sales volume. As a percentage of total revenues, gross margin increased to 39.1 % for the year ended December 31, 2019 from 36.2% for the year ended December 31, 2018. Gross margin for the Proprietary Products segment, as a percentage of revenues from that segment, was 46.3% and 41.8% for the years ended December 31, 2019 and 2018, respectively. Gross margin for the Distribution segment, as a percentage of revenues from that segment, was 15.1% and 14.7% for the years ended December 31, 2019 and 2018, respectively. The increase in gross profit margin was primarily driven by an increase in the Proprietary Products segment revenues and high profitability of KEDRAB.

Research and Development Expenses

In the year ended December 31, 2019, we incurred $13.1 million of research and development expenses, compared to $9.7 million in the year ended December 31, 2018, an increase of $3.4 million, or approximately 34%. This increase was primarily due to a $3.2 million increase in clinical trial expenses, mainly attributed to an increase in expenses in connection with the initiation of our pivotal Phase 3 InnovAATe clinical trial of approximately $2.8 million and costs associated with a proof-of-concept clinical trial of our IV-AAT as preemptive therapy for patients at high-risk for the development of steroid-refractory acute GvHD of approximately $0.3 million. Research and development expenses accounted for approximately 10.2% and 8.5% of total revenues for the years ended December 31, 2019 and 2018, respectively.

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018
	(U.S. Dollars in thousands)
Inhaled AAT	$3,192	$356
AAT IV for treatment of GvHD	666	356
Anti-Rabies	272	208
Recombinant AAT	352	223
AAT IV for lung transplantation rejection	34	194
Unallocated salary	5,816	5,823
Unallocated facility cost allocated to research and development	2,146	1,990
Unallocated other expenses	581	597
Total research and development expenses	$13,059	$9,747

Unallocated expenses are expenses that are not managed by project and are allocated between various tasks that are not always related to a major project. In the years ended December 31, 2019 and 2018, we incurred $5.8 million and $5.8 million, respectively, of unallocated salary expenses which represent all research and development salary expenses, $2.1 million and $2.0 million, respectively, of facility costs allocated to research and development and $0.6 million and $0.6 million, respectively, of unallocated other expenses.

Our current intentions with respect to our major development programs are described in “Business — Our Product Pipeline and Development Program”. In 2020, due to the planned acceleration of this clinical study, we expect an approximately 20% to 25% increase in research and development expenses, as compared to 2019. However, we cannot determine with full certainty the duration and completion costs of the current or future clinical trials of our major development programs or if, when, or to what extent we will generate revenues from the commercialization and sale of any product candidates. We or our strategic partners may never succeed in achieving marketing approval for any product candidates. The duration, costs and timing of clinical trials and our major development programs will depend on a variety of factors, including the uncertainties of future clinical and preclinical studies, uncertainties in clinical trial enrollment rates and significant and changing government regulation and whether our current or future strategic partners are committed to and make progress in programs licensed to them, if any. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. See “Item 3. Key Information — D. Risk Factors — Risk Related to Development, Regulatory Approval and Commercialization of Product Candidates.”

We will determine which programs to pursue and how much to fund each program in response to the scientific, pre-clinical and clinical outcome and results of each product candidate, as well as an assessment of each product candidate’s commercial potential. We cannot forecast with any degree of certainty which of our product candidates, if any, will be subject to future collaborations or how such arrangements would affect our development plans or capital requirements.

Selling and Marketing Expenses

In the year ended December 31, 2019, we incurred $4.4 million of selling and marketing expenses, compared to $3.6 million in the year ended December 31, 2018, an increase of $0.8 million, or approximately 20%. This increase was primarily due to a $0.4 million increase in registration and marketing fees and a $0.4 million increase in marketing and advertising expenses. Selling and marketing expenses accounted for approximately 3.43% and 3.2% of total revenues for the years ended December 31, 2019 and 2018, respectively

General and Administrative Expenses

In the year ended December 31, 2019, we incurred $9.2 million of general and administrative expenses, compared to $8.5 million in the year ended December 31, 2018, an increase of $0.7 million, or approximately 8%. This increase was primarily due to an increase of $0.4 million in salary and related expenses and $0.3 million in professional fees and employees welfare. General and administrative expenses accounted for approximately 7.2% and 7.4% of total revenues for the years ended December 31, 2019 and 2018, respectively.

Other expenses

In each of the years ended December 31, 2019, and 2018 we incurred $0.3 million of other expenses related to an ongoing technology transfer project preformed with an external service provider that is planned to be completed during 2020.

Financial Income

In the years ended December 31, 2019 and December 31, 2018, we generated $1.1 million and $0.8 million of financial income, respectively, from our short term investment portfolio and bank deposits.

Income (expense) in respect of securities measured at fair value, net

In the year ended December 31, 2019, we incurred $5 thousand of expenses in respect of securities measured at fair value, net, compared to $0.2 million in the year ended December 31, 2018.

Income (expense) in respect of currency exchange differences and derivatives instruments, net

In the year ended December 31, 2019, we incurred $0.6 million of expenses in respect of currency exchange differences on balances in other currencies versus the U.S. dollar and derivatives impact compared to income of $0.6 million in the year ended December 31, 2018.

Financial Expenses

In the year ended December 31, 2019, we incurred $0.3 million of financial expenses, compared to $0.2 million in the year ended December 31, 2018.

Taxes on Income

In the year ended December 31, 2019, we recognized $0.7 million tax expenses. In the year ended December 31, 2018, we recognized a deferred tax asset representing a portion of carryforward losses that we estimate that we will realize in the coming years, resulting in tax income of $2.0 million for such period.

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

Research and development expenses for Inhaled AAT for AATD decreased by $0.6 million in 2018 due to continued discussions with the FDA regarding its concerns that delayed the execution of the planned clinical trial. Research and development expenses for Type-1 Diabetes decreased by $0.4 in 2018 due to the completion of the clinical trial in 2017. Research and development expenses for Anti Rabies decreased by $0.1 million in 2018 due to low requirement rate for the FDA’s post marketing commitment for pediatric study. Research and development expenses for GvHD increased by $0.2 million due to the initiation of a proof-of-concept trial for the treatment of acute GvHD. Research and development expenses for recombinant human Alpha 1 Antitrypsin increased by $0.1 million in 2018 due to a development plan initiated in 2018. Unallocated expenses are expenses that are not managed by project and are allocated between various tasks that are not always related to a major project. In the years ended December 31, 2018 and 2017, we incurred $5.8 million and $6.4 million, respectively, of unallocated salary expenses which represent all research and development salary expenses, $2.0 million and $2.3 million, respectively, of facility costs allocated to improvements in processes and $0.5 million and $0.6 million, respectively, of unallocated other expenses.

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

Income (expense) in respect of securities measured at fair value, net

In the year ended December 31, 2018, we incurred $0.2 million of expenses in respect of securities measured at fair value, net, compared to $0.1 million in the year ended December 31, 2017.

Expense in respect of currency exchange differences and derivatives instruments, net

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

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statements of operations data for the four quarters of fiscal years 2019 and 2018. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this Annual Report and, in the opinion of management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
	(U.S. Dollars in thousands)
Revenues from Proprietary Products	$25,175	$24,859	$27,281	$20,381	$43,138	$9,454	$25,978	$12,214
Revenues from Distribution	6,896	8,207	7,972	6,416	5,073	5,521	7,864	5,227
Total revenues	32,071	33,066	35,253	26,797	48,211	14,975	33,842	17,441
Cost of revenues from Proprietary Products	14,013	13,234	14,688	10,490	22,290	7,869	16,458	6,179
Cost of revenues from Distribution	5,969	6,968	6,965	5,123	4,665	4,587	6,703	4,246
Total cost of revenues	19,982	20,202	21,653	15,613	26,955	12,456	23,161	10,425
Gross profit	12,089	12,864	13,600	11,184	21,256	2,519	10,681	7,016
Research and development expenses	3,329	3,477	3,487	2,766	2,573	2,323	2,097	2,754
Selling and marketing expenses	929	1,161	1,188	1,092	906	818	936	970
General and administrative expenses	2,343	2,230	2,527	2,094	2,393	1,902	2,166	2,064
Other expense (income)	3	299	5	23	-	-	311	-
Operating income (loss)	5,485	5,697	6,393	5,209	15,384	(2,524)	5,171	1,228
Financial income	259	328	274	285	203	214	184	229
Financial expenses	(76)	(68)	(72)	(77)	(27)	(39)	(46)	(60)
Income (expense) in respect of securities measured at fair value, net	(2)	55	(6)	(52)	(26)	(45)	(9)	(97)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(148)	25	(216)	(312)	267	3	375	(44)
Income (loss) before taxes on income	5,518	6,037	6,373	5,053	15,801	(2,391)	5,675	1,256
Taxes on income	156	214	230	130	(1,944)	-	(11)	-
Net income (loss)	$5,362	$5,823	$6,143	$4,923	$17,745	$(2,391)	$5,686	$1,256

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares (including our 2005 initial public offering and listing on the Tel Aviv Stock Exchange, our 2013 initial public offering in the United States and listing on Nasdaq, our 2017 underwritten public offering and our 2020 private placement), and the issuance of convertible debentures and warrants to purchase our ordinary shares. The balance of cash and cash equivalents and short-term investments as of December 31, 2019, 2018 and 2017 totaled $73.9 million, $50.6 million and $43.0 million, respectively. We plan to fund our future operations through continued sales and distribution of our proprietary and distribution products, commercialization and or out-licensing of our pipeline product candidates, and raising additional capital through the issuance of equity or debt.

Our strategic partnership agreement with Takeda includes payments for the achievement of certain milestones. Since inception and through December 31, 2019, we received an aggregate of $39.5 million in payments under these agreements, and there are $5.5 million in payments under these agreements that we could potentially receive if we achieve additional milestones as set forth in such agreements. See “Item 4. Information on the Company— Strategic Partnerships — Takeda (GLASSIA ).”

Our capital expenditures for the years ended December 31, 2019, 2018 and 2017 were $2.3 million, $2.9 million and $4.1 million, respectively. Our capital expenditures currently relate primarily to the maintenance and improvements of our facilities. We expect our capital expenditures to remain substantially similar in the near term as such capital expenditures are planned to be attributable mainly to the maintenance and improvements of our facilities.

We believe our current cash and cash equivalents and short-term investments will be sufficient to satisfy our liquidity requirements for the next 12 months.

Cash Flows from Operating Activities

Net cash provided by operating activities was $ 27.6 million for the year ended December 31, 2019. This net cash provided by operating activities reflects net income of $22.3 million, $6.3 million of non-cash expenses and an increase in inventories of $14.0 million which are expected to be sold in 2020, a decrease in trade receivables of $5.1 million and an increase in trade payables of $6.3 million.

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

Cash Flows from Investing Activities

Net cash used in investing activities was $0.6 million for the year ended December 31, 2019, which comprises of proceeds from short term investment of $1.7 million and purchase of property, plant and equipment of $2.3 million.

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

Cash Flows from Financing Activities

Net cash used in financing activities was $1.5 million for the year ended 2019, mainly due to repayments of long-term loans and leases in the amount to $1.5 million.

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

Contractual Obligations and Commitments

The following is a summary of our contractual obligations and commitments as of December 31, 2019 (in thousands):

	Total	Less than 1 Year	1 – 3 Years	4-5 Years	More than 5 Years
	(U.S. Dollars in thousands)
Purchase commitments	31,404	-	-	-	-
Long-term debt obligations (1)	767	506	261	-	-
Leases obligations	5,711	1,198	1,797	1,352	1,364
Total	37,882	1,704	2,058	1,352	1,364

(1)	Includes interest payments on our long term loans which bear annually fixed interest rate in the range of 3.15%-3.55%.

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

Seasonality

We have experienced in the past, and expect to continue to experience, certain fluctuations in our quarterly revenues. See “Item 5. Operating and Financial Review and Prospects - Quarterly Results of Operations”.

Off-Balance Sheet Arrangements

As of December 31, 2019, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

A detailed description of our accounting policies is provided in Note 2 of our consolidated financial statements appearing elsewhere in this Annual Report. The following provides an overview of certain accounting policies that we believe are the most critical for understanding and evaluating our financial condition and results of operations.

Revenue Recognition

Revenues are recognized when the customer obtains control over the promised goods or services. In determining the amount of revenue from contracts with customers, we evaluate whether it is a principal or an agent in the arrangement. We are a principal when we control the promised goods or services before transferring them to the customer. In these circumstances, we recognize revenue for the gross amount of the consideration.

On the contract’s inception date, we assess the goods or services promised in the contract with the customer and identify the performance obligations. Revenues are recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

We include variable consideration, such as milestone payments or volume rebates, in the transaction price, only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. For contracts that consist of more than one performance obligation, at contract inception we allocate the contract transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

For most contracts, revenue recognition occurs at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods. For agreements with a strategic partner, performance obligations are generally satisfied over time, given that the customer either simultaneously receives or consumes the benefits provided by us, or receives assets with no alternative use, for which we have an enforceable right to payment for performance completed to date.

With respect to our agreement with Takeda, we identified the following performance obligations in the contract: (a) the grant of a license to Takeda for distribution of GLASSIA in certain territories and the supply of predetermined minimum quantities; (b) the grant of a license to Takeda for the use our knowledge and patents, and the provision of consulting services to Takeda with respect to the transfer of technology; and (c) the supply of a predetermined quantity of GLASSIA for the purpose of clinical trials performed by Takeda.

For the Takeda agreement, when determining the transaction price we took into consideration the following elements: (a) variable consideration – certain amounts of the promised consideration in the Takeda agreement, such as milestone payments and volume rebates, are variable, and were allocated to a single performance obligation or to a distinct goods or services within it; (b) significant financing component – we concluded that certain advance payments received from Takeda provide us with the benefit of financing. Therefore, we adjusted the transaction price for the effects of the time value of money; and (c) non-cash consideration – we identified raw materials provided by Takeda as non-cash consideration. This consideration is measured at fair value. We allocate the transaction price to the different performance obligation identified. This allocation is based on relative stand-alone selling price. We also concluded that we transfer the goods and services over time. This is because Takeda either receives and consumes the benefits provided by us as it is being performed, or because our performance creates assets with no alternative use and we have an enforceable right to payment for performance completed to date.

Clinical Trial Accruals and Related Expenses

We incurred costs for clinical trial activities performed by third parties (or CROs), based upon estimates made as of the reporting date of the work completed over the life of the respective study in accordance with agreements established with the CRO. We determine the estimates of clinical activities incurred at the end of each reporting period through discussion with internal personnel and outside service providers as to the progress or stage of completion of trials or services, as of the end of each reporting period, pursuant to contracts with numerous clinical trial centers and CROs and the agreed upon fee to be paid for such services.

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

We had no impairment of non-financial assets in 2019.

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

The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, expected exercise multiple, risk-free interest rates, expected dividends and the price of our ordinary shares on the TASE, which are estimated as follows:

●	Expected Life. The expected life of the share options is based on historical data, and is not necessarily indicative of the exercise patterns of share options that may occur in the future.

●	Volatility. The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices on the TASE is reasonably indicative of expected future trends.

●	Risk-free interest rate. The risk-free interest rate is based on the yields of non-index-linked Bank of Israel treasury bonds with maturities similar to the expected term of the options for each option group.

●	Expected forfeiture rate. The post-vesting forfeiture rate is based on the weighted average historical forfeiture rate.

●	Dividend yield and expected dividends. We have not recently declared or paid any cash dividends on our ordinary shares and do not intend to pay any cash dividends. We have therefore assumed a dividend yield and expected dividends of zero.

●	Share price on the TASE. The price of our ordinary shares on the TASE used in determining the grant date fair value of options is based on the price on the grant date.

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

We follow IFRIC 23, “Uncertainty over Income Tax Treatments” (“the Interpretation”) issued by the IASB, The Interpretation clarifies the accounting for recognition and measurement of assets or liabilities in accordance with the provisions of IAS 12, “Income Taxes”, in situations of uncertainty involving income taxes. The Interpretation provides guidance on: (i) considering whether some tax treatments should be considered collectively; (ii) measurement of the effects of uncertainty involving income taxes on the financial statements; and (iii) accounting for changes in facts and circumstances in respect of the uncertainty.

As of December 31, 2019 and 2018, the application of IFRIC 23 did not have a material effect on the financial statements.

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

The classification and measurement of our debt financial assets are as follows:

●	Debt instruments measured at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criteria. This category includes our trade and other receivables.

●	Debt instruments measured at FVOCI, with gains or losses recycled to profit or loss on the recognition. Financial assets in this category are our quoted debt instruments that meet the SPPI criteria and are held within a business model both to collect cash flows and to sell. Interest earned whilst holding available for sale financial investments is reported as interest income using the effective interest rate method.

Our policy is to record an allowance for expected credit loss (“ECL”) for all debt financial assets not measured at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that we actually expect to receive. For other debt financial assets (i.e., debt securities measured at FVOCI), the ECL is based on the 12-month ECL. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date. As of December 31, 2019, we have not recorded an ECL allowance.

Leases

As of January 1, 2019, we applied IFRS 16, “Leases”. We account for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

On the inception date of the lease, we determine whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In our assessment of whether an arrangement conveys the right to control the use of an identified asset, we assess whether we have the following two rights throughout the lease term:

(a)	The right to obtain substantially all the economic benefits from use of the identified asset; and

(b)	The right to direct the identified asset’s use.

For leases in which we are the lessee, we recognize on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, we have elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, we have elected to apply the practical expedient in IFRS 16 and do not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using our incremental borrowing rate. After the commencement date, we measure the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred less any lease incentives received. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life or the lease term. We test for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

Following the initial application of IFRS 16, on January 1, 2019, we recognized the right of used asset and lease liability in the amount of $4.2 million and $4.7 million, respectively (see Note 2w, and Note 14b in our consolidated financial statements included in this Annual Report).

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors as of February 26, 2020.

Name	Age	Position
Executive Officers:
Amir London	51	Chief Executive Officer
Chaime Orlev	49	Chief Financial Officer
Michal Ayalon, PhD	53	Vice President, Research and Development and IP
Yael Brenner	54	Vice President, Quality
Hanni Neheman	50	Vice President, Marketing & Sales
Eran Nir	47	Vice President, Operations
Orit Pinchuk	55	Vice President, Regulatory Affairs and PVG
Ariella Raban	44	Vice President, Human Resources
Dr. Michal Stein	46	Vice President, Medical Director for Immunology
Dr. Naveh Tov	55	Vice President, Clinical Development and Medical Director for Pulmonary Diseases

Directors:
Leon Recanati*	71	Chairman, Chairman of Compensation Committee
Lilach Asher Topilsky*	49	Director
Avraham Berger*	68	Director, Chairman of Audit Committee
Amiram Boehm *	48	Director
Ishay Davidi*	57	Director
Karnit Goldwasser*	43	Director
Jonathan Hahn	37	Director, Chairman of the Strategy Committee
David Tsur	70	Director

*	Independent director under the Nasdaq listing requirements.

Executive Officers

Amir London has served as our Chief Executive Officer since July 2015. Prior to that, Mr. London served as our Senior Vice President, Business Development since December 2013. Mr. London brings with him over 20 years of senior management and international business development experience. From 2011 to 2013, Mr. London served as the Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services. Earlier in his career, from 2009 to 2011, Mr. London was the Chief Executive Officer of Promedico, a leading Israeli-based $350 million healthcare distribution company, and the General Manager of Cure Medical, from 2006 to 2009, providing contract manufacturing services for clinical studies, as well as home-care solutions. From 1995 to 2006, Mr. London was a Partner with Tefen, an international publicly-traded operations management consulting firm, responsible for the firm’s global biopharma practice. Mr. London holds a B.Sc. degree in Industrial and Management Engineering from the Technion – Israel Institute of Technology.

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

Dr. Michal Ayalon has served as our Vice President, Research and Development and IP since February 2019. Prior to joining us, from 2018 to 2019, Dr. Ayalon served as Head of R&D at 89bio Ltd., where Dr. Ayalon led the overall development strategy of the company and managed all R&D functions, including medical, clinical, pre-clinical, CMC, regulatory, and project management. Prior to that, from 2016 to 2018, Dr. Ayalon served as Project Champion at Teva Pharmaceutical Industries Ltd.,, where she led novel biologics and biosimilar projects in oncology, respiratory and metabolic disease. In 2015, Dr. Ayalon served as Vice President of Research & Development at Galmed Pharmaceuticals Ltd., where she led the pre-clinical as well as CMC activities and managed the clinical operation group. Prior to that, Dr. Ayalon worked for Immune Pharmaceuticals, Inc. (from 2012 to 2015), BioLineRx and Compugen Ltd. Dr. Ayalon received her B.Sc., M.Sc. and Ph.D. from Tel-Aviv University, Faculty of Life Sciences. Dr. Ayalon completed her postdoctoral research at Weizmann Institute of Science in the Department of Molecular Biology of the Cell. Dr. Ayalon is the author of multiple patents and publications.

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

Hanni Neheman has served as our Vice President, Marketing & Sales since January 2020. Ms. Neheman joined us in August 2014 and served as Head of Business Operations, Israel. Ms. Neheman has more than 20 years of expertise in different positions in the field of marketing and sales in the pharmaceutical industry. Prior to joining us, Ms. Neheman served as a Commercial Manager at Neopharm Israel. Ms. Neheman holds a B.A degree in Occupational Therapy from the Technion Israel Institute of Technology and Executive M.B.A from Derby University.

Eran Nir has served as our Vice President, Operations since November 1, 2016. Mr. Nir has over 14 years of operations management experience in the pharmaceutical and medical industries. Mr. Nir’s recent roles include management of TEVA’s Pharmaceutical plant in Jerusalem from 2002 to 2011, VP Operations of Amelia Cosmetics from 2014 to 2015 and management of a medical equipment plant of Philips Medical Systems from 2015 to 2016. Mr. Nir’s extensive experience spans across the management of large scale FDA and EMA- approved manufacturing facilities, tech-transfer of new products from development to production and the implementation of world-class operational excellence systems. Mr. Nir holds a B.Sc. degree in Industrial and Management Engineering and a MBA degree in Business Management, both from Ben-Gurion University.

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

Directors

Leon Recanati has served on our Board of Directors since May 2005 and has served as Chairman since March 2013, and serves as the Chairman of our Compensation Committee. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., GlenRock Medical, Gov, Govli Limited, Rainbow Medical Ltd., RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., and Shavit Capital Funds. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion – Israel Institute of Technology and Tel Aviv University.

Lilach Asher Topilsky has served on our board of directors since December 2019. Ms. Topilsky is a Senior partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, as of December 2019. Until the end of November 2019, Ms. Asher Topilsky served as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chairman at IDBNY BANKCORP and as a director at IDB Bank New York, all since February 2014. Ms. Asher Topilsky also served as the Chairman of Mercantile Bank from 2014-2016. Ms. Asher Topilsky currently serves as the Chairman of the board of directors of G1 Ltd. (TASE) and as director at Tel Aviv University. Prior to joining Israel Discount Bank, Ms. Asher Toplisky served as a member of the management of Bank Hapoalim (TASE) as Deputy Chief Executive Officer and Head of Retail Banking Division (2009-2013) and Head of Strategy and Planning Division (2007-2009). Ms. Asher Topilsky also served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago 1997-1998) and at Shaldor Strategy Consulting (Israel 1995-1996). Ms. Asher Topilsky holds BA degree in Management and Economics from Tel Aviv University and MBA degree from Kellogg School of Management, Northwestern University, Chicago, USA.

Avraham Berger has served on our board of directors since August 2016, and serves as the Chair of our Audit Committee and as a member of our Compensation Committee. Until 2014, Mr. Berger served as a senior partner and Chief Executive Officer of PwC Israel, for more than 20 years. Mr. Berger joined PwC Israel in 1976 and led it from 1991. Mr. Berger has vast experience in mergers and acquisitions and complex public offerings, both in Israel and abroad. Mr. Berger lectures at professional forums and has published several articles in the professional press. Mr. Berger also serves as Chairman of the board of directors of TopAudio Ltd. and serves as director on the board of Weizmann Institute of Science. Mr. Berger holds a BA degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel.

Amiram Boehm has served on our board of directors since December 2019. Mr. Bohem is a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and serves as a director at Gilat Satellite Communications (NASDAQ), Ham-Let (Israel-Canada) Ltd. (TASE), Hadera Paper Ltd (TASE)., Rekah Pharmaceuticals Ltd. (TASE), TAT Technologies Ltd. (NASDAQ, TASE), PCB Technologies Ltd. (TASE) and DIMAR Ltd, DelekSan Ltd. and Galam Ltd. Mr. Boehm previously served as a director of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading Ltd. (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE) and Novolog Ltd (TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a BA degree in Economics and LLB degree from Tel Aviv University and a Joint MBA degree from Northwestern University and Tel Aviv University.

Ishay Davidi has served on our board of directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Hadera Paper Ltd. (TASE) and Polyram Plastics Ltd., Dimar Cutting Tools Ltd., and as director at Gilat Satellite Communications Ltd. (NASDAQ), Ham-Let (Israel-Canada) Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), Tadir-Gan Precision materials (TASE), C. Mer Industries Ltd. (TASE), GI Ltd., (TASE), SOS Ltd., DelekSan Ltd., Bet Shemesh Engines Holdings (TASE) and P.C.B Technologies Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Inrom Ltd., Retalix Ltd. (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan Ltd. (TASE), and as a director at Pharm Up Ltd. (TASE), Ormat Industries Ltd. (previously traded on TASE), Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd Ltd. (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a BSc degree in Industrial and Management Engineering from Tel Aviv University and MBA degree from Bar Ilan University.

Karnit Goldwasser has served on our board of directors since December 2019. Ms. Goldwasser serves as an independent consultant and environmental engineer for various agencies and organizations. Ms. Goldwasser is a director at Orian DB Schenker (since September 2017), Delek San Recycling Ltd. (since December 2016) and ELA Recycling Corporation (since April 2015). Ms. Goldwasser served as a director at the government-owned Environmental Services Company Ltd., as chair of the Safety Committee (2010-2016), and as a member of the Tel Aviv-Jaffa City Council, holding the environmental portfolio (2013-2016). Ms. Goldwasser also served as a director in several Tel Aviv-Jaffa municipality corporations: Dan Municipal Sanitation Association, as chair of the audit committee; Tel Aviv-Jaffa Economic Development Authority; and Ganei Yehoshua Co. Ltd. Ms. Goldwasser holds a B.Sc. degree in Environmental Engineering, focusing on chemistry, mathematics and environmental engineering, and M.Sc. degree in Civil Engineering, specializing in Hydrodynamics and Water Resources, both from the Technion – Israel Institute of Technology, and MA degree in Public Policy and Administration from the Lauder School of Government Diplomacy and Strategy, IDC Herzliya. Ms. Goldwasser also completed the Directors Program at LAHAV, School of Management, Tel Aviv University.

Jonathan Hahn has served on our Board of Directors since March 2010, and serves as the Chairman of our Strategy Committee. Mr. Hahn serves as the President and a director of Tuteur, where he has been since 2013. Prior to that, Mr. Hahn served as Strategic Planning Manager at Tuteur and held a business development position at Forest Laboratories, Inc., based in New York. Mr. Hahn holds a BA degree from San Andrés University and an MBA degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

David Tsur has served as on our board of directors since July 2015, as Active Deputy Chairman on a half-time basis until December 31, 2019, and serves as a member of our Strategy Committee. Prior to that, Mr. Tsur served as our Chief Executive Officer and a director since our inception. Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a BA degree in Economics and International Relations and an MBA degree in Business Management, both from the Hebrew University of Jerusalem.

Under a shareholders’ agreement entered into on March 6, 2013, the Recanati Group, on the one hand, and the Damar Group, on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholder Agreement.”

Board of Directors

Under our articles of association, the number of directors on our board of directors must be no less than five and no more than 11. Our board of directors currently consists of eight directors, six of whom qualify as “independent directors” under the Nasdaq listing requirements, such that we comply with the Nasdaq Listing Rule that requires that a majority of our board of directors be comprised of independent directors, within the meaning of Nasdaq Listing Rules.

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

However, according to regulations promulgated under the Companies Law, a company whose shares are traded on certain stock exchanges outside Israel (including the Nasdaq Global Select Market, such as our company) that does not have a controlling shareholder and that complies with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt itself from the requirements of Israeli law with respect to (i) the requirement to appoint external directors and that one external director serve on each committee of the board of directors authorized to exercise any of the powers of the board of directors; (ii) certain limitations on the employment or service of an external director or his or her spouse, children or other relatives, following the cessation of the service as an outside director, by or for the company, its controlling shareholder or an entity controlled by the controlling shareholder; (iii) the composition, meetings and quorum of the audit committee; and (iv) the composition and meetings of the compensation committee. If a company has elected to avail itself from the requirement to appoint external directors and at the time a director is appointed all members of the board of directors are of the same gender, a director of the other gender must be appointed.

On January 30, 2017, following analysis of our qualification to rely on the exemption, our board of directors determined to adopt the exemption. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and the composition of the audit committee and compensation committee under Israeli law.

Audit Committee

We have an audit committee consisting of Mr. Avraham Berger, Ms. Karnit Goldwasser and Mr. Leon Recanati. Mr. Avraham Berger serves as the chairman of the audit committee.

In accordance with regulations promulgated under the Companies Law described above, we elected to “opt out” from the Israeli Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee. Under such exemption, among other things, the composition of our audit committee must comply with the requirements of SEC and Nasdaq rules.

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

Audit Committee Role

Our audit committee generally provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants. Our audit committee also acts as a corporate governance compliance committee and oversees the implementation and amendment, from time to time, of our policies for compliance with Israeli and U.S. securities laws and applicable Nasdaq corporate governance requirements, including non-use of inside information, reporting requirements, our engagement with related parties, whistleblower complaints and protection, and is also responsible for the handling of any incidents that may arise in violation of our policies or applicable securities laws. Our board of directors has adopted an audit committee charter setting forth the specific responsibilities of the audit committee consistent with the Companies Law, and the rules and regulations of the SEC and the Nasdaq listing requirements, which include:

●	oversight of our independent auditors and recommending the engagement, compensation or termination of engagement of our independent auditors to the board of directors or shareholders for their approval, as applicable, in accordance with the requirements of the Companies Law;

●	pre-approval of audit and non-audit services to be provided by the independent auditors;

●	reviewing and recommending to the board of directors approval of our quarterly and annual financial reports; and

●	overseeing the implementation and amendment of our policies for compliance with Israeli and U.S. securities laws and applicable Nasdaq corporate governance requirements.

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

Compensation Committee

We have a compensation committee consisting of Mr. Leon Recanati, Mr. Avraham Berger, Ms. Karnit Goldwasser and Ms. Lilach Asher-Topilsky. Mr. Recanati serves as the chairman of the compensation committee.

In accordance with regulations promulgated under the Companies Law described above, we elected to “opt out” from the Israeli Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee. Under such exemption, among other things, the composition of our compensation committee must comply with the requirements of Nasdaq rules. Under Nasdaq listing requirements, we are required to maintain a compensation committee consisting of at least two members, each of whom is an “independent director” under the Nasdaq listing requirements. Our board of directors has affirmatively determined that each member of our compensation committee qualifies as an “independent director” under the Nasdaq listing requirements.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

●	recommending to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

●	reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation policy;

●	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

●	exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of the general meeting of our shareholders.

We rely on the “foreign private issuer exemption” with respect to the Nasdaq requirement to have a formal charter for the compensation committee.

Strategy Committee

Our strategy committee currently consists of Mr. Jonathan Hahn, Ms. Lilach Asher-Topilsky, Mr. Amiram Boehm and Mr. David Tsur. Mr. Jonathan Hahn serves as the chairman of the strategy committee. Our strategy committee is responsible for directing our management in carrying out its various responsibilities related to our company’s long-term strategy, financial initiatives and strategic transactions.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor recommended by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an “interested party” or an office holder, or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent accounting firm or anyone acting on its behalf. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the company’s outstanding shares or voting rights, (ii) any person or entity (or relative of such person) who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Linur Dloomy of Brightman Almagor Zohar & Co. (a Firm in the Deloitte Global Network) serves as our internal auditor.

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

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by the director in his or her capacity as a director; and

●	all other important information pertaining to such action.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

●	refrain from any act involving a conflict of interests between the performance of his or her duties to the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

An “extraordinary transaction” is defined under the Companies Law as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, the terms of services provided by a controlling shareholder or his or her relative, directly or indirectly (including through a corporation controlled by a controlling shareholder), the terms of employment of a controlling shareholder or his or her relative who is employed by the company and who is not an office holder and the terms of service and employment, including exculpation, indemnification or insurance, of a controlling shareholder or his or her relative who is an office holder, require the approval of each of the audit committee or the compensation committee with respect to terms of service and employment by the company as an office holder, employee or service provider, the board of directors and the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and who are present and voting at the meeting on the matter are voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted against the transaction by shareholders who have no personal interest in the transaction who are present and voting at the meeting represent no more than 2% of the voting rights in the company.

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

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith and in a customary manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

●	an amendment to the company’s articles of association;

●	an increase in the company’s authorized share capital;

●	a merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

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

Approval of Significant Private Placements

Under the Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders by a simple majority. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if all of the following conditions are met:

●	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

●	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

●	the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

Compensation of Directors and Executive Officers

Aggregate Compensation of Directors and Officers

The aggregate compensation incurred by us in relation to our executive officers and directors, including share-based compensation, for the year ended December 31, 2019, was approximately $4.0 million. This amount includes approximately $261,903 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

From time to time, we grant options and restricted shares to our officers and directors. As of December 31, 2019, options to purchase 803,050 of our ordinary shares granted to our officers and directors as a group were outstanding, of which options to purchase 479,497 of our ordinary shares were vested, with a weighted average exercise price of $13.34 per ordinary share. As of December 31, 2019, 140,015 restricted shares granted to our officers as a group were outstanding. For details regarding the beneficial ownership of our shares by our officers and directors, see “Item 6. Directors, Senior Management and Employees — Share Ownership.”

Compensation of Directors

We pay our directors an annual fee and per-meeting fees in the maximum amounts payable from time to time for such fees by us under the Second and Third Addendums, respectively (or, to the extent any director is determined to have financial and accounting expertise and is deemed an expert director (in each case, within the meaning of the Companies Law and the regulations thereunder), under the Fourth Addendum) to the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000, or the Compensation Regulations. In accordance with the Compensation Regulations, we currently pay all of our directors an annual fee of NIS 85,528 (approximately $23,998), as well as a fee of NIS 3,296 (approximately $925) for each board or committee meeting attended in person, NIS 1,978 (approximately $555) for each board or committee meeting attended via telephone or videoconference and NIS 1,648 (approximately $462) for participation by written consent.

We paid Mr. Tsur, in consideration for his services as Active Deputy Chairman on a half-time basis, in which capacity he served from July 1, 2015 until December 31, 2019, a monthly gross salary of NIS 45,000 (approximately $12,006), in addition to the annual fee and per-meeting fees described above.

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

Compensation of Covered Executives

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), namely our Chief Executive Officer, Vice President, Clinical Development and Medical Director for Pulmonary Diseases, Chief Financial Officer, Vice President, Regulatory Affairs and PVG and Vice President, Operations, during or with respect to the year ended December 31, 2019. Each such office holder was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

Name and Position	Salary	Bonus(1)	Value of Options Granted(2)	Other(3)	Total
	(in thousands)
Amir London Chief Executive Officer	$332,662	$188,552	$190,966	$25,752	$737,932
Dr. Naveh Tov Vice President, Clinical Development and Medical Director for Pulmonary Diseases	$232,921	$72,907	$27,804	$19,055	$352,687
Chaime Orlev Chief Financial Officer	$232,656	$44,848	$28,096	$17,041	$322,641
Orit Pinchuk Vice President, Regulatory Affairs and PVG	$206,077	$66,846	$27,512	$18,945	$319,381
Eran Nir Vice President, Operations	$209,465	$42,020	$30,433	$24,535	$306,453

(1)	Bonuses includes annual bonuses and special bonuses. The annual bonus is subject to the fulfillment of certain targets determined for each year by the compensation committee and board of directors.

(2)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2019 with respect to all options granted to such executive officer.

(3)	Cost of use of company car.

Agreements with Five Most Highly Compensated Office Holders

We have entered into agreements with each of our five most highly compensated office holders (within the meaning of the Companies Law), listed below. The terms of employment or service of such office holders are directed by our compensation policy. See above “— Compensation Policy.” Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. Such office holders are entitled to an annual bonus subject to the fulfillment of certain targets determined for each year by the compensation committee and board of directors. In addition, all such executive officers are entitled to a company car, as well as sick pay, convalescence pay, manager’s insurance and a study fund (“keren hishtalmut”), all in accordance with Israeli law, and annual leave.

Amir London, Chief Executive Officer. Mr. London has served as our Chief Executive Officer since July 2015. Prior to that and effective as of December 1, 2013, Mr. London served as our Vice President, Business Development. Mr. London’s engagement terms as our Chief Executive Officer have been approved by our Compensation Committee, the Board of Directors and our shareholders. According to the terms of the agreement, either party may terminate the agreement at any time upon three months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

Dr. Naveh Tov, Vice President, Clinical Development and Medical Director for Pulmonary Diseases. Effective as of July 2016, we entered into an employment agreement with Dr. Naveh Tov with respect to his employment as our Vice President, Clinical Development and Medical Director for Pulmonary Diseases. Either party may terminate the agreement at any time upon three months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

Chaime Orlev, Chief Financial Officer. Effective as of October 1, 2017, we entered into an employment agreement with Mr. Chaime Orlev with respect to his employment as our Chief Financial Officer. Either party may terminate the agreement at any time upon three months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

Orit Pinchuk Vice President, Regulatory Affairs and PVG. Effective as of January 1, 2014,,we entered into an employment agreement with Ms. Orit Pinchuk with respect to her employment as our Vice President, Regulatory Affairs and PVG. Either party may terminate the agreement at any time upon three months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

Eran Nir, Vice President, Operations. Effective as of November 1, 2016, we entered into an employment agreement with Mr. Eran Nir with respect to his employment as our Vice President, Operations. Either party may terminate the agreement at any time upon two months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

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

Compensation of Directors and Executive Officers

Compensation Policy.

Under the Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. Such compensation policy must comply with the requirements of the Companies Law. The compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by the shareholders by a special majority. Our current compensation policy was approved by our shareholders on August 30, 2016 and was amended by our shareholders on November 30, 2017, December 20, 2018 and December 24, 2019. Our compensation committee and board of directors have approved an amended compensation policy for executive officers and amended compensation policy for directors, which are subject to the approval of our shareholders at an extraordinary general meeting of shareholders to be held on March 25, 2020.

Compensation of Directors

Under the Companies Law, the compensation (including insurance, indemnification, exculpation and compensation) of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. The approval of the compensation committee and board of directors must be in accordance with the compensation policy. In special circumstances, the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law, in which case the approval of the company’s shareholders must be by a special majority (referred to as the “Special Majority for Compensation”) that requires that either:

●	a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such matter and who are present and voting at the meeting, are voted in favor of approving the compensation package, excluding abstentions; or

●	the total number of shares voted by non-controlling shareholders and shareholders who do not have a personal interest in such matter that are voted against the compensation package does not exceed 2% of the aggregate voting rights in the company.

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

Under the Companies Law, a company may indemnify an office holder for the following liabilities, payments and expenses incurred for acts performed by him or her, as an office holder, either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

●	a monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); and (2) in connection with a monetary sanction; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea).

In addition, under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, to the extent provided in the company’s articles of association:

●	a breach of a duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

●	a monetary liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or penalty levied against the office holder.

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

Employees

As of December 31, 2019, we employed 429 employees, according to the following division: 224 in Operations, 108 in Quality, 20 in Research and Development, 17 in Regulation, 4 in Business Development, 10 in Medical & Clinical, 9 in sales, Israel, 15 in Human Resources & Administration and 22 in Finance (our Procurement Department merged into the Finance department). As of December 31, 2018, we employed 408 employees, according to the following division: 202 in Operations, 104 in Quality, 20 in Research and Development, 17 in Regulation, 19 in Business Development, 8 in Medical & Clinical, 14 in Human Resources & Administration and 24 in Finance (our Procurement Department merged into the Finance department). As of December 31, 2017, we employed 413 employees, according to the following division: 199 in Operations, 104 in Quality, 21 in Research and Development, 20 in Regulation, 16 in Business Development, 12 in Medical & Clinical, 16 in Human Resources & Administration and 25 in Finance (our Procurement Department merged into the Finance department).

We signed a collective bargaining agreement with the Histadrut (General Federation of Labor in Israel) and the employees’ committee established by our employees at our Beit Kama facility in December 2013, which expired in December 2017. In July 2018, during the course of our negotiations with the Histadrut and the employees’ committee on the extension of the collective bargaining agreement beyond the December 2017 expiration, the employee’s committee commenced a labor strike, which continued for approximately one month. In November 2018, we signed a new collective bargaining agreement with the employees’ committee and the Histadrut, which will expire in December 2021. Approximately 60% of our employees, all of whom are located at our Beit Kama facility, currently work under the collective bargaining agreement signed in November 2018. The collective bargaining agreement governs certain aspects of our employee-employer relations, such as: firing procedures, annual salary raise, eligibility for certain compensation terms and welfare.

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

The percentage of beneficial ownership of our ordinary shares is based on 44,523,970 ordinary shares outstanding as of February 26, 2020 Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of this Annual Report are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
Executive Officers
Amir London (1)	219,500		*
Chaime Orlev (2)	15,906		*
Michal Ayalon (3)	5,000	-
Yael Brenner (4)	45,575		*
Hanni Neheman (5)	17,427		*
Eran Nir (6)	26,737		*
Orit Pinchuk (7)	48,075		*
Ariella Raban (8)	23,062		*
Dr. Michal Stein (9)	16,947		*
Dr. Naveh Tov (10)	44,562		*

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
Directors
Leon Recanati(11)	3,634,373	8.15%
Lilach Asher Topilsky	-	-
Avraham Berger(12)	11,875	*
Amiram Boehm	-	-
Ishay Davidi(13)	9,407,623	21.13%
Karnit Goldwasser	-	-
Jonathan Hahn(14)	2,064,751	4.63%
David Tsur(15)	937,537	2.10%
Directors and executive officers as a group (18 persons)(16)	16,518,949	37.08%

*	Less than 1% of our ordinary shares.

(1)	Includes 15,375 ordinary shares, 2,625 restricted shares and options to purchase 201,500 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 23.87 (or $6.91) per share, which expire between May 15, 2020 and June 20, 2025. Does not include unvested options to purchase 72,000 ordinary shares and 24,000 unvested restricted shares that are not exercisable within 60 days of this Annual Report.

(2)	Includes 3,741 ordinary shares, 233 restricted shares and options to purchase 11,931 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 18.28 (or $5.29) per share, which expire between May 12, 2024 and December 20, 2025. Does not include unvested options to purchase 22,968 ordinary shares and 7,656 unvested restricted shares that are not exercisable within 60 days of this Annual Report.

(3)	Includes 1,250 ordinary shares, options to purchase 3,750 ordinary shares exercisable within 60 days of the date of this Annual Report, at exercise price of NIS 20.30(or $5.80) per share, which expire at August 01, 2025. Does not include unvested options to purchase 22,450 ordinary shares and 7,483 unvested restricted shares that are not exercisable within 60 days of this Annual Report.

(4)	Includes 4,692 ordinary shares, 358 restricted shares and options to purchase 40,525 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 18.67 (or $5.40) per share, which expire between October 27, 2021 and December 20, 2025. Does not include unvested options to purchase 20,875 ordinary shares and 7,083 unvested restricted shares that are not exercisable within 60 days of this Annual Report.

(5)	Includes 1,078 ordinary shares, 76 restricted shares and options to purchase 16,273 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 17.70 (or $5.12) per share, which expire between October 27, 2021 and December 20, 2025. Does not include unvested options to purchase 6,976 ordinary shares and 2,263 unvested restricted shares that are not exercisable within 60 days of this Annual Report.

(6)	Includes 6,448 ordinary shares, 233 restricted shares and options to purchase 20,056 ordinary shares exercisable within 60 days of the date of this Annual Report, at a weighted average exercise price of NIS 21.29 (or $6.16) per share, which expire between January 31, 2024 and December 20, 2025. Does not include unvested options to purchase 22,844 ordinary shares and 7,614 unvested restricted shares that are not exercisable within 60 days of this Annual Report.

(7)	Includes 4,692 ordinary shares, 358 restricted shares and options to purchase 43,025 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 35.38 (or $10.24) per share, which expire between October 27, 2021 and December 20, 2025. Does not include unvested options to purchase 20,875 ordinary shares and 7,083 unvested restricted shares that are not exercisable within 60 days of this Annual Report.

(8)	Includes 2,499 ordinary shares, 313 restricted shares and options to purchase 20,250 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 18.07 (or $5.23) per share, which expire between May 14, 2020 and December 20, 2025. Does not include unvested options to purchase 20,950 ordinary shares and 6,921 unvested restricted shares that are not exercisable within 60 days of this Annual Report.

(9)	Includes 4,001 ordinary shares, 233 restricted shares and options to purchase 12,713 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 20.81 (or $6.02) per share, which expire between January 31, 2024 and December 20, 2025. Does not include unvested options to purchase 22,187 ordinary shares and 7,396 unvested restricted shares that are not exercisable within 60 days of this Annual Report.

(10)	Includes 6,449 ordinary shares, 494 restricted shares and options to purchase 37,619 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 28.25 (or $8.17) per share, which expire between May 14, 2020 and December 20, 2025. Does not include unvested options to purchase 21,281 ordinary shares and 7,354 unvested restricted shares that are not exercisable within 60 days of this Annual Report

(11)	Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, the Chairman of our Board of Directors, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 61,250 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 43.53 (or $12.6) per share, which expire between May 14, 2020 and June 20, 2025. Does not include unvested options to purchase 13,750 ordinary shares that are not exercisable within 60 days of the date of the table.

(12)	Subject to options to purchase 11,875 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.23 (or $5.56) per share, which expire between March 2, 2023 and June 20, 2025. Does not include unvested options to purchase 13,125 ordinary shares that are not exercisable within 60 days of the date of the table.

(13)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 1 to Schedule 13D filed with the SEC on January 21, 2020. According to the Statement, (i) the FIMI Funds are comprised of FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”), (ii) FIMI 6 2016 Ltd. (“FIMI 6”) serves as the managing general partner of the FIMI Funds, (iii) Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, controls FIMI 6 and (iv) FIMI 6, Or Adiv Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the shares beneficially owned by the FIMI Funds.

(14)	Mr. Jonathan Hahn directly holds 119,558 ordinary shares. In addition, Mr. Hahn holds 25% of the shares of Sinara, which holds 100% of the shares of Damar, which directly holds 1,908,318 ordinary shares. Also includes options to purchase 36,875 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 39.62 (or $11.46) per share, which expire between May 14, 2020 and June 20, 2025. Does not include unvested options to purchase 13,125 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table.

(15)	Mr. David Tsur directly holds 771,287 ordinary shares. In addition, includes options to purchase 166,250 ordinary shares directly held by Mr. Tsur that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 53.15 (or $15.38) per share, which expire between May 14, 2020 and June 20, 2025. Does not include unvested options to purchase 13,750 ordinary shares that are not exercisable within 60 days of the date of the table.

(16)	See footnotes (1)-(15) for certain information regarding beneficial ownership.

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

We have granted options to our employees, officers and directors under the 2011 Plan. Each option granted under the 2011 Plan entitles the grantee to purchase one of our ordinary shares. In general, the exercise price of each option granted under the 2011 Plan is equal to the average closing price of our ordinary shares on the TASE during the 30-TASE trading days immediately prior to board approval of the grant of such options. The exercise price of options granted to directors and officers under the 2011 Plan prior to January 1, 2020, is generally equal to the average closing price of our ordinary shares on the TASE during the 30-TASE trading days immediately prior to board approval of the grant of such options plus 5%. Subject to shareholder approval of the amended compensation policies for our directors and officers being presented for approval at the extraordinary general meeting of shareholder to be held on March 25, 2020, the exercise price of options granted to directors and officers under the 2011 Plan shall generally be equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30-TASE trading days immediately prior to board approval of the grant of such options; and (ii) the closing price of our ordinary shares on the TASE on the date of the approval of the grant of options. Options granted under the 2011 Plan are exercised by way of cashless exercise and accordingly, the grantee is not required to pay the exercise price when exercising the options and instead, receives, upon exercise and sale of such number of ordinary shares, an amount which is equal to the difference between the total market value of the ordinary shares on the date of exercise and sale underlying the exercised options and the total exercise price for such options. The actual number of shares issued pursuant to the cashless exercise of the options is equal to the number of shares subject to the option less the number of shares tendered back to the company to pay the exercise price.

The options granted under the 2011 Plan prior to January 1, 2020, generally vest during a four-year period following the date of the grant in 13 installments: 25% of the options vest on the first anniversary of the grant date and 6.25% of the remaining options vest at the end of each quarter thereafter. Effective as of January 1, 2020, options will generally vest in four equal installments, 25% each on each of the four anniversaries of the date of grant. Options granted under the 2011 Plan are generally exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter. Options that have vested prior to the end of a grantee’s employment or services agreement with us may generally be exercised within 90 days from the end of such grantee’s employment or services with us, unless such relationship was terminated for cause. Options which are not exercised during such 90-day period expire at the end of the period, unless all of the 90-day period is a black-out period during which time the options may not be exercised, in which case our Chief Executive Officer or Chief Financial Officer is entitled to extend the exercise period for specified periods. Options that have not vested on the date of the end of a grantee’s employment or services agreement with us, and, in the event of termination of employment or services for cause, all unexercised options (whether vested or not), expire immediately upon termination.

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

As of December 31, 2019, an aggregate of 1,050,298 ordinary shares were reserved for future issuance under the 2011 Plan (subject to certain adjustments specified in the 2011 Plan), and options to purchase 2,336,554 ordinary shares were outstanding under the 2011 Plan, of which options to purchase 1,412,023 ordinary shares were vested as of such date, and 145,897 restricted shares were outstanding under the 2011 Plan. Any ordinary shares underlying options that expire prior to exercise or restricted shares that are forfeited under the 2011 Plan will become again available for issuance under the 2011 Plan.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each person known to us to own beneficially more than 5% of our ordinary shares.

The percentage of beneficial ownership of our ordinary shares is based on 44,523,970 ordinary shares outstanding as of February 26, 2020. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of this Annual Report are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Name	Number	Percentage
FIMI Funds(1)	9,407,623	21.13%
Leon Recanati(2)	3,634,373	8.15%
Hahn Family(3)	2,252,833	5.06%

(1)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 1 to Schedule 13D filed with the SEC on January 21, 2020. According to the Statement, (i) the FIMI Funds are comprised of FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”), (ii) FIMI 6 2016 Ltd. (“FIMI 6”) serves as the managing general partner of the FIMI Funds, (iii) Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, controls FIMI 6 and (iv) FIMI 6, Or Adiv Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the shares beneficially owned by the FIMI Funds.

(2)	Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, the Chairman of our Board of Directors, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 61,250 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 44.29 (or $12.8) per share, which expire between May 14, 2020 and June 20, 2025. Does not include unvested options to purchase 13,750 ordinary shares that are not exercisable within 60 days of the date of the table.

(3)	Based solely upon Amendment No. 6 to Schedule 13G filed with the SEC on February 13, 2020, Damar Chemicals Inc., a company registered in Panama (“Damar”), directly holds 1,908,318 ordinary shares. According to the Statement, Damar is wholly-owned by Sinara Financing S.A. (“Sinara”), which is jointly owned by Mr. Jonathan Hahn, Ms. Tamar Hahn, Mr. Nicolas Hahn and the Fundacion Martinez, and Mr. Jonathan Hahn has the power to vote the shares held by Damar. In addition, according to the Statement, Mr. Jonathan Hahn directly holds 119,558 ordinary shares, Ms. Tamar Hahn directly holds 94,040 ordinary shares and Mr. Nicolas Rodolfo Hahn directly holds 94,041ordinary shares. Also includes options to purchase 36,875 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 39.67 (or $11.58) per share, which expire between May 14, 2020 and June 20, 2025. Does not include unvested options to purchase 13,125 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table.

To our knowledge, based on information provided to us by our transfer agent in the United States, as of February 25, 2020, we had one shareholder of record who was registered with an address in the United States, holding approximately 23.03% of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

To our knowledge, the only significant changes in the beneficial ownership percentage held by our major shareholders during the past three years have been the following: From January 1, 2017 to the date of this Annual Report, the beneficial ownership percentage of Hahn family decreased by 4.94% from 10.00% to 5.06%. Mr. Leon Recanati’s beneficial ownership percentage decreased by 2.75% from 10.9% to 8.15% during such period. The Phoenix Holdings Group beneficial ownership percentage decreased by 0.91% from 7.83% to 6.92% during such period. The DS Apex group’s beneficial ownership percentage decreased to less than 5% during such period. The Brosh Capital Partners group’s beneficial ownership percentage increased from less than 5% to 7.68% during such period and decreased to less than 5% during such period. The FIMI Funds beneficial ownership percentage increased from less than 5% to 21.13% during such period. Meitav Dash Investments Ltd.’s beneficial ownership percentage decreased to less than 5% during such period.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related Party Transactions

Tuteur S.A.C.I.F.I.A.

In August 2011, we entered into a distribution agreement with Tuteur that amends and restates a distribution agreement we entered into in November 2001. Tuteur is a company organized under the laws of Argentina and was formerly controlled by Mr. Ralf Hahn, the former Chairman of our board of directors. Mr. Hahn’s son, Mr. Jonathan Hahn, a director, is currently the President and a director of Tuteur. The amended agreement was made as an arm’s length transaction, in connection with the expected completion of GLASSIA’s registration in Argentina and the commencement of its marketing in Argentina. On August 19, 2014, we entered into an amendment to the distribution agreement in order to add KamRho(D) as an additional product to be distributed by Tuteur and expanded the territories to include Bolivia. On January 21, 2019, we entered into an additional amendment to the distribution agreement in order to change the terms of payments by Tuteur, change the terms of shipment, appoint a sub-distributor in Paraguay and to extend a fixed discount for the GLASSIA, per vial, sale price in exchange for obtaining a bank guarantee from Tuteur to cover any future supply of products Pursuant to the distribution agreement, as amended, Tuteur serves as the exclusive distributor of GLASSIA and KamRho(D), in Argentina, Paraguay and Bolivia. Tuteur is obligated under the agreement to commence marketing, sales and distribution of the products within each country covered by the agreement within two months after the grant of regulatory approval in each such country. Commencing the second year following the date that Tuteur commences sales of the product in Argentina, Tuteur will be obligated to purchase minimum amounts of products in the territories, in the total annual amount of not less than $1,006,800.

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

The distribution agreement expired on December 31, 2019 provided that with respect to distribution in Bolivia, the agreement expires on the fifth anniversary of the date that Tuteur commences sales of a product in Bolivia. We are in the process of negotiating the renewal of the distribution agreement with Tuteur, subject to receiving the applicable approvals from our audit committee and the board of directors, and pending execution of a new distribution agreement, the parties are continuing to act in accordance with the expired distribution agreement. We are entitled to terminate the agreement upon 30 days’ notice if a third party acquires more than 50% of the common stock or voting rights of Tuteur or Tuteur fails to receive the relevant regulatory approvals within the required time. Either party can terminate the agreement upon bankruptcy of the other party, a material breach of the agreement by the other party after a 30-day cure period and non-performance as a result of force majeure for more than two months. Our board of directors and audit committee approved the agreement and the amendments thereto and determined that each was not an “extraordinary transaction” within the meaning of the Companies Law.

Khairi S.A.

On June 4, 2016, we entered into a distribution agreement with Khairi S.A. (“Khairi”) for the distribution by Khairi of GLASSIA and KamRho(D) in Uruguay, which expired on December 31, 2019. Distribution rights for GLASSIA and KamRho(D) in Uruguay were originally granted to Tuteur; however, as Tuteur is not incorporated in Uruguay, according to local regulatory requirements its ability to distribute pharmaceutical products in Uruguay is limited, while Khairi, which is located in the free trading zone in Uruguay, is not so limited. The distribution agreement with Khairi was an arm’s length transaction, based on the terms of the distribution agreement previously signed with Tuteur. Mr. Leon Recanati (the Chairman of our board of directors), Mr. Jonathan Hahn (a director) and his siblings and Mr. Reuven Behar (who served as a director from April 2013 until May 2016) are shareholders of Khairi. Mr. Reuven Behar serves as the chairman of the board of directors of Khairi. In 2018, we received regulatory approval to market our GLASSIA product in Uruguay through Khairi and first shipment was performed. Our audit committee and board of directors approved the engagement of Khairi in accordance with the Companies Law.

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

Shareholders’ Agreement

Under a shareholders’ agreement entered into on March 4, 2013, the Recanati Group, on the one hand, and the Damar Group, on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company.

FIMI Private Placement

On January 20, 2020, we entered into a securities purchase agreement with the FIMI Funds to purchase an aggregate of 4,166,667 ordinary shares at a price of $6.00 per share, for an aggregate $25 million gross proceeds. Concurrently, we entered into a registration rights agreement with the FIMI Funds, pursuant to which the FIMI Funds are entitled to customary demand registration rights (effective six months following the closing of the transaction) and piggyback registration rights with respect to our shares held by them. Upon the closing of the private placement, the beneficial ownership of the FIMI Funds increased from approximately 12.15% to 21.13%. Ishay Davidi, Lilach Asher Topilsky and Amiram Boehm, members of our board of directors, are partners of the FIMI Funds. For details regarding the beneficial ownership of the FIMI Funds and Messrs. Davidi and Boehm and Ms. Asher Topilsky see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 6. Directors, Senior Management and Employees — Share Ownership.”

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

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Encouragement of Industry Law”), provides several tax benefits to “Industrial Companies.” Pursuant to the Encouragement of Industry Law, a company qualifies as an Industrial Company if it is a resident of Israel and at least 90% of its income in any tax year (exclusive of income from certain defense loans) is generated from an “Industrial Enterprise” that it owns and is located in Israel or in the “Area”, in accordance with its definition under section 3A of the Israeli Income Tax Ordinance. An Industrial Enterprise is defined as an enterprise whose principal activity, in a given tax year, is industrial activity.

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

We believe that we may qualify as an Industrial Company within the meaning of the Encouragement of Industry Law; however, there is no assurance that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

In recent years the Investment Law has undergone major reforms and several amendments which were intended to provide expanded tax benefits and to simplify the bureaucratic process relating to the approval of investments qualifying under the Investment Law. The different benefits under the Investment Law depend on the specific year in which the enterprise received approval from the Investment Center or the year it was eligible for Approved/Privileged/Preferred Enterprise status under the Investment Law, and the benefits available at that time. Below is a short description of the different benefits available to us under the Investment Law:

Approved Enterprise

One of our facilities was granted Approved Enterprise status by the Investment Center, which made us eligible for a grant and certain tax benefits under the “Grant Track.” The approved investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which applied to our turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Grant Track include accelerated depreciation and amortization for tax purposes as well as a tax exemption for the first two years of the benefit period and the taxation of income generated from an Approved Enterprise at a reduced corporate tax rate of 10%-25%, for a certain period of time. The benefit period is ordinarily seven to ten years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the earlier of the operational year as determined by the Investment Center or 14 years from the date of approval of the Approved Enterprise. The tax benefits under the Approved Enterprise status expired at the end of 2017.

Privileged Enterprise

We obtained a tax ruling from the Israel Tax Authority according to which, among other things, our activity has been qualified as an “industrial activity”, as defined in the Investment Law and is also eligible to tax benefits as a Privileged Enterprise under the “Tax Benefit Track,” which apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income.

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

A taxpayer owning a Privileged Enterprise may be entitled to an exemption from corporate tax on undistributed income for a period of two to ten years, depending on the location of the Privileged Enterprise within Israel, as well as a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. In addition, the Privileged Enterprise is entitled to claim accelerated depreciation for manufacturing assets used by the Privileged Enterprise.

However, a company that pays a dividend out of income generated during the tax exemption period from the Privileged/Approved Enterprise is subject to deferred corporate tax with respect to the otherwise exempt income (grossed-up to reflect the pre-tax income that we would have had to earn in order to distribute the dividend) at the corporate tax rate which would have applied if the company had not enjoyed the exemption (i.e. at a tax rate between 10% and 25%, depending on the level of foreign investment). A company is generally required to withhold tax on such distribution at a rate of 20% (or a reduced rate under an applicable double tax treaty, subject to the approval by the Israel Tax Authority).

Preferred Enterprise

An amendment to the Investment Law that became effective on January 1, 2011 (“Amendment No. 68”) changed the benefit alternatives available to companies under the Investment Law and introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprises” (as such terms are defined in the Investment Law). The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that, among other things, owns a Preferred Enterprise and is controlled and managed from Israel. The tax benefits granted to a Preferred Company are determined depending on the location of its Preferred Enterprise within Israel. Amendment No. 68 imposes a reduced flat corporate tax rate which is not program-dependent and applies to the Preferred Company’s “preferred income” which is generated by its Preferred Enterprise.

According to the Investment Law, a Preferred Company is subject to reduced corporate tax rate of 10% for preferred income attributed to Preferred Enterprises located in areas in Israel designated as Development Zone A and 15% for those located elsewhere in Israel in the tax years 2011-2012, and 7% for Development Zone A and 12.5% for the rest of Israel in the tax year 2013, and 9% for Development Zone A and 16% for the rest of Israel in the tax years 2014 until 2016. Under an amendment to the Investment Law that became effective on January 1, 2017, the corporate tax rate applying to income attributed to Preferred Enterprise located in Development Zone A was reduced to 7.5% while the reduced corporate tax rate for the rest of Israel remains 16%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 5% if the Special Preferred Enterprise is located in Development Zone A, or 8% if the Special Preferred Enterprise is located elsewhere in Israel.

The tax benefits under Amendment No. 68 also include accelerated depreciation and amortization for tax purposes during the first five-year period for productive assets that the Preferred Enterprise uses pursuant to the rates prescribed in the Investment Law. Preferred Enterprises located in specific locations within Israel (Development Zone A) are eligible for grants and/or loans approved by the Israeli Investment Center, as well as tax benefits. Our facility in Beit-Kama, Israel, is located in Development Zone A.

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

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

An amendment to the Investment Law was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in Development Zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (“NATI”).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

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

The Encouragement of Industrial Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as The Encouragement of Industrial Research and Development Law, 5744-1984)

We have received grants from the Government of the State of Israel through the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (the “IIA”) (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy (the “OCS”)), for the financing of a portion of our research and development expenditures pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial and Development Law, 5744-1984) (the “Research Law”) and related regulations. We previously received funding from the IIA for five research and development programs, in the aggregate amount of approximately $1.7 million as of December 31, 2019, which amount has accrued aggregate interest of approximately $8,252 as of such date, and we had paid aggregate royalties to the IIA for these programs in the amount of approximately $1.0 million and had a contingent liability to the IIA in the amount of approximately $0.7 million (excluding any interest thereon) as of December 31, 2019.

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

Taxation of Our Shareholders

The Israeli Income Tax Ordinance applies Israeli tax on a worldwide basis with respect to Israeli residents, and on an Israeli source income, with respect to non-Israeli residents. Dividends distributed (or deemed distributed) by an Israeli resident company to a holder in respect of its securities and consideration received by a holder (or deemed received) in connection with the sale or other disposition of securities of an Israeli resident company are considered to be an Israeli source income.

Capital gains

Under present Israeli tax legislation, the tax rate applicable to real capital gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate (which was 26.5% in 2015, reduced to 25% in 2016 and 24% in 2017 and reduced to 23% in 2018 and thereafter).

Generally, as of January 1, 2006, the tax rate applicable to real capital gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 25%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares. Additionally, if such a shareholder is considered a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% from 2017).

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

Dividends

Our company is obligated to withhold tax, at the rate of 20%, upon the distribution of a dividend attributed to an Approved/Privileged Enterprise’s income, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. If the dividend is distributed from income not attributed to an Approved/Privileged Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 25% (or 30% in the case of a Substantial Shareholder) and (iii) non-Israeli residents (whether an individual or a corporation), so long as the shares are registered with a nominee company — 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Generally, unless the recipient of the dividend is a U.S. corporate resident which holds at least 10% of the share capital of the Company, the withholding rate will not be reduced under the Israel-U.S.A. Double Tax Treaty.

Excess Tax

An additional tax liability at the rate of 3% in 2017 onwards is added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 641,880 in 2018, NIS 649,560 in 2019 and NIS 651,600 in 2020.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders of our ordinary shares in the United States that will hold our ordinary shares as capital assets for U.S. federal income tax purposes. This description does not address many of the tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, certain financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt entities;

●	certain former citizens or long-term residents of the United States;

●	persons that received our shares as compensation for the performance of services;

●	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

●	S-corporations;

●	persons whose “functional currency” is not the U.S. Dollar;

●	persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares; or

●	persons holding our ordinary shares in connection with a trade or business conducted outside the United States.

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

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

●	a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any jurisdiction thereof; or

●	a trust or estate the income of which is subject to United States federal income taxation regardless of its source.

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

●	at least 75% of its gross income is “passive income”, or

●	at least 50% of the average quarterly value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income.

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

Based on the financial information currently available to us and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ended December 31, 2019 However, this determination could be subject to change. If, contrary to our expectations, we were to be classified as a PFIC, U.S. Holders of ordinary shares may be required to file form 8621 with respect to their ownership of our ordinary shares in the year in which we were a PFIC. U.S. Holders of our ordinary shares should consult their tax advisors in this regard.

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

For the years ended December 31, 2019, 2018 and 2017, we have witnessed high volatility in the U.S. dollar exchange rate. This fact impacts our revenues from the Distribution segment, where prices are denominated in or linked to the NIS upon delivery of product while our expenses for the purchase of raw materials and imported goods in the Distribution segment are in U.S. dollars and part of our development and marketing expenses are paid in NIS.

We attempt to mitigate our currency exposure by matching assets denominated in NIS currency with liabilities denominated in NIS. In the Distribution segment, we attempt to mitigate foreign currency exposure by matching Euro denominated expenses with Euro denominated revenues. Additionally, we used, and from time to time, will continue to use, currency hedging transactions using financial derivatives and forward currency contracts. We attempt to enter into forward currency contracts with critical terms that match those of the underlying exposure. As of December 31, 2019, we had open transactions in derivatives in the amount of approximately $17.1 million. We regularly monitor and review the need for currency hedging transactions in accordance with trend analysis.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
Year ended December 31, 2017	(6.3)
Year ended December 31, 2018	8.1
Year ended December 31, 2019	(7.8)

As of December 31, 2019, we had excess liabilities over assets denominated in NIS in the amount of $0.5 million. When the U.S. dollar appreciates against the NIS, we recognize financial expenses with respect to exchange rate differences. When the U.S. dollar devalues against the NIS, we recognize financial income.

As of December 31, 2019, we had foreign currency exposures to currencies other than U.S. dollars (mainly in EUR) amounting to $11.0 million in excess liabilities over assets. Most of this exposure is to the Euro.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our financial assets by $0.05 million, $1.2 million and $1.3 million as of December 31, 2019, 2018 and 2017, respectively.

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

As of December 31, 2019, we have used a significant portion of the net proceeds of our initial public offering. We intend to use the remaining net proceeds we received from our initial public offering as disclosed in our Registration Statement on Form F-1.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2019, pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2019 was effective.

(c) Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2019. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

Item 16B. Code of Ethics

We have adopted a Code of Ethics, which applies to our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is posted on our website, www.kamada.com.

Item 16C. Principal Accountant Fees and Services

During the years ended December 31, 2019 and 2018, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm:

	Year Ended December 31,
	2019	2018
Audit Fees(1)	$245,000	$260,000
Tax Fees (2)	10,000	14,702
Other (3)	72,027	39,728
Total	$327,027	$314,430

(1)	Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, the auditor attestation report on the effectiveness of our internal control over financial reporting, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax services rendered by our auditors in 2019 and 2018 were for compliance with tax regulation.

(3)	Mainly includes services in connection with risk analysis, SEC correspondence and policy implementation of new regulation.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2019, neither the company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the company’s ordinary shares.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we have the option to follow Israeli corporate governance practices rather than certain of those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we follow instead. We rely on this “foreign private issuer exemption” with respect to the following Nasdaq requirements:

●	Shareholder approval requirements for equity issuances and equity-based compensation plans. Under the Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors (for approval of equity based arrangements, see “Item 6. Directors, Senior Management and Employees — Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law — Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions,” “Item 6. Directors, Senior Management and Employees — Compensation of Directors” and “Item 6. Directors, Senior Management and Employees — Compensation of Executive Officers”). Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement is deemed a “significant private placement” (see “Item 6. Directors, Senior Management and Employees — Approval of Significant Private Placements”), in which case shareholder approval is also required, or an office holder or a controlling shareholder or their relative has a personal interest in the private placement, in which case, audit committee approval is required prior to the board approval and, for a private placement in which a controlling shareholder or its relative has a personal interest, shareholder approval is also required (see “Item 6. Directors, Senior Management and Employees — Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law”).

●	Requirement for independent oversight on our director nominations process and to adopt a formal written charter or board resolution addressing the nominations process. In accordance with Israeli law and practice, directors are recommended by our board of directors for election by our shareholders. The Damar Group and Recananti Group have entered into a shareholders’ agreement which includes an agreement about voting in the election of nominees appointed by the other party (see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders’ Agreement”).

●	Quorum requirement. Under our articles of association and as permitted under the Companies Law, a quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital required under Nasdaq requirements. At an adjourned meeting, any number of shareholders shall constitute a quorum.

●	Compensation Committee Charter. As permitted under the Companies Law, we do not have a formal charter for our compensation committee.

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

PART III

Item 17. Financial Statements

Consolidated Financial Statements are set forth under Item 18.

Item 18. Financial Statements

Our Consolidated Financial Statements beginning on pages F-1 through F-67, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

Page
Report of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Financial Statements as of December 31, 2019:
Consolidated Balance Sheets	F-4
Consolidated Statements of Comprehensive Income (Loss)	F-5
Consolidated Statements of Changes in Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to the Consolidated Financial Statements	F-9 - F-67

Item 19. Exhibits

Exhibit No.	Description
1.1	Amended Articles of Association of the Registrant (incorporated by reference to Appendix A2 to the Proxy Statement for the 2016 Annual General Meeting of Shareholders, filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on July 26, 2016).
1.2	Memorandum of Association of the Registrant, as currently in effect (as translated from Hebrew) (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
2.1	Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.1†	Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.2†	Technology License Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare S.A. (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.3†	Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.4†	First Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of May 10, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).

4.5†	Second Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of June 22, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.6†	License Agreement, dated as of November 16, 2006, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.7†	Amendment No. 1 to License Agreement, dated as of August 9, 2007, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.8†	Addendum No. 1 to License Agreement, dated as of February 21, 2008, by and between PARI Pharma GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.9†	Supply and Distribution Agreement, dated as of July 18, 2011, by and between Kamada Ltd. and Kedrion S.p.A. (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.10†	Distribution Agreement, dated as of August 2, 2011, by and between Kamada Ltd. and TUTEUR S.A.C.I.F.I.A. (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.11	English translation of form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.12	English translation of amendment to form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Appendixes A3 and A4 of the Proxy filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on May 22, 2015).
4.13	English summary of two lease agreements dated June 20, 2002, by and between the Israel Lands Administration and Kamada Nehasim (2001) Ltd., as such agreements were amended by lease agreement dated January 30, 2011, by and between the Israel Lands Authority and Kamada Assets (2001) Ltd. (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.14†	Fraction IV-1 Paste Supply Agreement, dated December 3, 2012, by and between Baxter Healthcare S.A. and Kamada Ltd. (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.15	Side Letter Agreement, dated as of March 23, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.16	First Amendment to the Exclusive Manufacturing Supply and Distribution Agreement, dated as of September 6, 2012, between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.17†	Second Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.18†	First Amendment to the Technology License Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare SA (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 28, 2013).
4.19†	Third Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of September 2014, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2015).
4.20†	First Amendment to the Distribution Agreement dated as of August 19, 2014, by and between Kamada Ltd. and TUTEUR S.A.C.I.F.I.A (incorporated by reference to Exhibit 4.26 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2015).

4.21†	Third Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement executed on July 19, 2015 by and between Kamada Ltd. and Baxalta US Inc. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.22†	Fourth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October, 2015, by and between Kamada Ltd. and Baxalta US Inc. (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.23†	Second Amendment to the Technology License Agreement, dated as of August 25, 2015, by and between Kamada Ltd. and Baxalta GmbH. (incorporated by reference to Exhibit 4.31 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.24†	Fifth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October 5, 2016, by and between Kamada Ltd. and Shire plc. (incorporated by reference to Exhibit 4.28 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017)
4.25	Compensation Policy for Executive Officers and Directors
4.26	Kamada Ltd. 2011 Israeli Share Award Plan (incorporated by reference to Exhibit 4.2 to the Form S-8 filed with the Securities and Exchange Commission on February 9, 2017).
4.27†	1st Addendum to Supply And Distribution Agreement dated October 15, 2016 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.32 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017).
4.28†	2nd Addendum to Supply And Distribution Agreement dated October 11, 2018 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 27, 2019)
4.29†

Termination Agreement dated as of November 14, 2017 by and between Kamada Ltd. and Chiesi Farmaceutici S.p.A. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2018).

4.30†	Sixth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 30, 2019, by and between Kamada Ltd. and Baxalta US Inc.
4.31†	Clinical Study Supply Agreement, dated as of May 5, 2019, by and between PARI GmbH and Kamada Ltd.
4.32†	Binding Term Sheet between partner and Kamada Ltd., dated December 6, 2019.
8.1	Subsidiaries of the Registrant.
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Ernst & Young Global, independent registered public accounting firm.

†	Portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KAMADA LTD.

By:	/s/ Chaime Orlev
Chaime Orlev
Chief Financial Officer

Date: February 26, 2020

Kamada Ltd.

Consolidated Financial Statements as of December 31, 2019

- - - - - - - - - - -

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of KAMADA LTD.

Opinion on the Financial Statements

We have audited the accompanying Consolidated Statements of Financial Position of Kamada Ltd and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated February 26, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2005.

Tel-Aviv, Israel

February 26, 2020

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KAMADA LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Kamada Ltd’s and subsidiaries internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Kamada Ltd. (and subsidiary) (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Statements of Financial Position of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated February 26, 2020 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

February 26, 2020

Kamada Ltd. and subsidiaries

Consolidated Statements of Financial Position

		As of December 31,
		2019	2018
	Note	U.S. Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	5	$42,662	$18,093
Short-term investments	6	31,245	32,499
Trade receivables, net	7	23,210	27,674
Other accounts receivables	8	3,272	3,308
Inventories	9	43,173	29,316
Total Current Assets		143,562	110,890

Non-Current Assets
Property, plant and equipment, net	10	24,550	25,004
Right-of-use assets	14b	4,022	-
Other long term assets	11	352	174
Deferred taxes	21	1,311	2,048
Total Non-Current Assets		30,235	27,226
Total Assets		$173,797	$138,116

Liabilities
Current Liabilities
Current maturities of bank loans	14a	$489	$452
Current maturities of lease liabilities	14b	1,020	110
Trade payables	12	24,830	17,285
Other accounts payables	13	5,811	5,261
Deferred revenues	17	589	461
Total Current Liabilities		32,739	23,569

Non-Current Liabilities
Bank loans	14a	257	688
Lease liabilities	14b	3,981	28
Deferred revenues	17	232	668
Employee benefit liabilities, net	16	1,269	787
Total Non-Current Liabilities		5,739	2,171

Shareholder’s Equity	19
Ordinary shares		10,425	10,409
Additional paid in capital net		180,819	179,147
Capital reserve due to translation to presentation currency		(3,490)	(3,490)
Capital reserve from hedges		8	(57)
Capital reserve from financial assets measured at fair value through other comprehensive income		145	34
Capital reserve from share-based payments		8,844	9,353
Capital reserve from employee benefits		(359)	4
Accumulated deficit		(61,073)	(83,024)
Total Shareholder’s Equity		135,319	112,376
Total Liabilities and Shareholder’s Equity		$173,797	$138,116

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,
		2019	2018	2017
	Note	U.S. Dollars in thousands, except for share and per share data

Revenues from proprietary products	1a	$97,696	$90,784	$79,559
Revenues from distribution		29,491	23,685	23,266

Total revenues	22a,b	127,187	114,469	102,825

Cost of revenues from proprietary products		52,425	52,796	51,335
Cost of revenues from distribution		25,025	20,201	19,402

Total cost of revenues	22c	77,450	72,997	70,737

Gross profit		49,737	41,472	32,088

Research and development expenses	22d	13,059	9,747	11,973
Selling and marketing expenses	22e	4,370	3,630	4,398
General and administrative expenses	22f	9,194	8,525	8,273
Other expense		330	311	-
Operating income		22,784	19,259	7,444

Financial income	22g	1,146	830	500
Expense in respect of securities measured at fair value, net	22g	(5)	(178)	(80)
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	22g	(651)	602	(612)
Financial expense	22g	(293)	(172)	(82)
Income before tax on income		22,981	20,341	7,170
Taxes on income	21	730	(1,955)	269

Net Income		$22,251	$22,296	$6,901

Other Comprehensive Income:
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income		143	51	(23)
Gain (loss) on cash flow hedges		92	(176)	329
Net amounts transferred to the statement of profit or loss for cash flow hedges		(23)	70	(256)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan		(388)	340	(256)
Tax effect		(11)	(9)	-
Total comprehensive income		$22,064	$22,572	$6,695

Earnings per share attributable to equity holders of the Company:	23
Basic net earnings per share		$0.55	$0.55	$0.18
Diluted net earnings per share		$0.55	$0.55	$0.18

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Changes in Equity

			Capital
			reserve
			From
			securities	Capital
			measured at	reserve		Capital	Capital
			fair value	due to	Capital	reserve	reserve
		Additional	through other	translation	reserve	from	from
	Share	paid in	Comprehensive	to presentation	from	share based	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	U.S. Dollars in thousands
Balance as of December 31, 2016	$9,320	$162,671	$19	$(3,490)	$(27)	$9,795	$(81)	$(111,464)	$66,743
Net income	-	-	-	-	-	-	-	6,901	6,901
Other comprehensive income (loss)	-	-	(23)	-	73	-	(256)	-	(206)
Total comprehensive income (loss)	-	-	(23)	-	73	-	(256)	6,901	6,695
Exercise and forfeiture of share-based payment into shares	3	712	-	-	-	(712)	-	-	3
Issuance of ordinary shares, net of issuance costs	1,077	14,491	-	-	-	-	-	-	15,568
Cost of share-based payment	-	-	-	-	-	483	-	-	483
Balance as of December 31, 2017	$10,400	$177,874	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492
Cumulative effect of Initial application of IFRS 15	-	-	-	-	-	-	-	(757)	(757)
Balance as at January 1, 2018 (after initially application of IFRS 15)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(105,320)	88,735
Net income	-	-	-	-	-	-	-	22,296	22,296
Other comprehensive income (loss)	-	-	50	-	(106)	-	340	-	284
Tax effect			(12)		3	-	1		(8)
Total comprehensive income (loss)	-	-	38	-	(103)	-	341	22,296	22,572
Exercise and forfeiture of share-based payment into shares	9	1,161	-	-	-	(1,161)	-	-	9
Cost of share base payment	-	-	-	-	-	948	-	-	948
Tax effect	-	112	-	-	-	-	-	-	112
Balance as of December 31, 2018	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376
Cumulative effect of initially application of IFRS 16	-	-	-	-	-	-	-	(300)	(300)
Balance as at January 1, 2019 (after Initial application of IFRS 16)	10,409	179,147	34	(3,490)	(57)	9,353	4	(83,324)	112,076
Net income								22,251	22,251
Other comprehensive income (loss)	-	-	143	-	69	-	(388)	-	(176)
Tax effect	-	-	(32)	-	(4)	-	25	-	(11)
Total comprehensive income (loss)	-	-	111	-	65	-	(363)	22,251	22,064
Exercise and forfeiture of share-based payment into shares	16	1,672	-	-	-	(1,672)	-	-	16
Cost of share-based payment	-	-	-	-	-	1,163	-	-	1,163
Balance as of December 31, 2019	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319

The accompanying notes are an integral part of the Consolidated Financial Statements

Kamada Ltd. and subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2019	2018	2017
	Note	U.S. Dollars in thousands
Cash Flows from Operating Activities
Net income		$22,251	$22,296	$6,901

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	10	4,519	3,703	3,523
Financial expense (income), net		(197)	(1,082)	274
Cost of share-based payment	20	1,163	948	483
Taxes on income	21	730	(1,955)	269
Loss (gain) from sale of property and equipment		(2)	55	(52)
Change in employee benefit liabilities, net		94	(16)	166
		6,307	1,653	4,663
Changes in asset and liability items:
Decrease (increase) in trade receivables, net		5,117	2,311	(9,967)
Decrease (increase) in other accounts receivables		(214)	(1,336)	328
Decrease (increase) in inventories		(13,857)	(8,246)	4,524
Decrease in deferred expenses		399	235	594
Increase (decrease) in trade payables		6,259	(1,116)	(838)
Increase (decrease) in other accounts payables		863	(658)	71
Decrease in deferred revenues		(283)	(5,256)	(2,930)
		(1,716)	(14,066)	(8,218)
Cash paid during the year for:
Interest paid		(243)	(54)	(21)
Interest received		1,106	739	399
Taxes paid		(134)	(22)	(116)
		729	663	262

Net cash provided by operating activities		$27,571	$10,546	$3,608

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2019	2018	2017
	Note	U.S. Dollars in thousands
Cash Flows from Investing Activities
Investment in short term investments, net		$1,727	$(2,322)	$(11,501)
Purchase of property and equipment and intangible assets	10	(2,300)	(2,884)	(4,167)
Proceeds from sale of property and equipment		9	30	60
Net cash used in investing activities		(564)	(5,176)	(15,608)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments		16	9	3
Receipt of long-term loans		-	-	279
Repayment of lease liabilities		(1,070)	(136)	(111)
Repayment of long-term loans		(476)	(460)	(419)
Proceeds from issuance of ordinary shares, net		-	-	15,568

Net cash provided by (used in) financing activities		(1,530)	(587)	15,320

Exchange differences on balances of cash and cash equivalent		(908)	629	(607)

Increase in cash and cash equivalents		24,569	5,412	2,713

Cash and cash equivalents at the beginning of the year		18,093	12,681	9,968

Cash and cash equivalents at the end of the year		$42,662	$18,093	$12,681

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	14b	5,035	-	282
Purchase of property and equipment		$992	$720	$1,681

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 1: - General

a.	General description of the Company and its activity

Kamada Ltd. (“the Company”) is a plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is Glassia® (“Glassia”), the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets Glassia in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”) and in other counties through local distributors. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KedRab through a strategic partnership with Kedrion S.p.A (“Kedrion”). In addition to Glassia and KedRab, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection. The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Pursuant to the agreement with Takeda (as detailed on Note 17) the Company will continue to produce Glassia for Takeda through 2021. Takeda is planning to complete the technology transfer of Glassia, and pending FDA approval, will initiate its own production of Glassia for the U.S. market in 2021. Accordingly, following the transition of manufacturing to Takeda, the Company will terminate the manufacturing and sale of Glassia to Takeda resulting in a significant reduction in revenues. Pursuant to the agreement, upon initiation of sales of Glassia manufactured by Takeda, Takeda will pay royalties to the Company at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040.

The Company’s activity is divided into two operating segments:

Proprietary Products	Development, manufacturing, sales and distribution of plasma-derived protein therapeutics.
Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	The Company’s securities are listed for trading on the Tel Aviv stock exchange and on the NASDAQ.

The Company has three wholly-owned subsidiaries – Kamada Inc. and Kamada Ireland limited which are not active and Kamada Biopharma Limited. In addition the Company owns 74% of Kamada Assets Ltd (“Kamada Assets”).

c.	Definitions

In these Financial Statements –

The Company	-	Kamada Ltd.
The Group	-	The Company and its subsidiaries.
Subsidiary	-	A company which the Company has a control over (as defined in IFRS 10) and whose financial statements are consolidated with the Company’s Financial Statements.
Related parties	-	As defined in International Accounting Standard (“IAS”) 24.
USD/$	-	U.S. dollar.
NIS	-	New Israeli Shekel
EUR	-	Euro

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - significant accounting policies

a.	Basis of presentation of financial statements

1.	These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

2.	Measurement basis:

The Company’s consolidated Financial Statements are prepared on a cost basis, except for financial instruments (including derivatives) at fair value through profit or loss and other comprehensive income such as marketable securities financial assets.

The Company has elected to present profit or loss items using the “function of expense” method.

b.	The Company’s operating cycle is one year.

c.	The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intercompany balances and transactions, gains or losses resulting from intercompany transactions are eliminated in full in the consolidated financial statements.

d.	Functional currency, presentation currency and foreign currency

1.	Functional currency and presentation currency

The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency.

2.	Transactions, assets and liabilities in foreign currency

Transactions denominated in foreign currency are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences are recognized in profit or loss. Non-monetary assets and liabilities measured at cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

Kamada Ltd. and subsidiaries

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

f.	Short-term deposits

Short-term bank deposits with a maturity of more than three months from the deposit date but less than one year and securities measured at fair value through other comprehensive income. The deposits are presented according to their terms of deposit.

g.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company’s management, is doubtful. Impaired debts are derecognized when they are assessed as uncollectible. As of December 31, 2019 the Company recognized an allowance for doubtful accounts at an amount of $67 thousands.

The Company did not recognize an allowance in respect of groups of customers that are collectively assessed for impairment since it did not identify any groups of customers which bear similar credit risks. Impaired receivables are derecognized when they are assessed as uncollectible.

h.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase of raw and other materials and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business.

Cost of inventories is determined as follows:

Raw materials	At cost using the first-in, first-out method. Fair value of raw material received at no charge is not included in the inventory value.

Work in process	Costs of raw materials, direct and indirect costs including labor, other materials and other indirect manufacturing costs allocated to the in process manufactured batches through the end of the reporting period. The allocation of indirect costs is accounted for on a quarterly basis by dividing the total quarterly indirect manufacturing cost to the batches manufactured during that quarter based on predetermined allocation factors.

Finished products	Costs of raw materials, direct and indirect costs including labor, other materials and other indirect manufacturing costs allocated to the manufactured finished products through completion of manufacturing process.

Purchased products	At cost using the first-in, first-out method.

Kamada Ltd. and subsidiaries

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

An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Since the Company development projects are often subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied and therefore, development expenditures are recognized in profit or loss when incurred.

j.	Revenue recognition

On January 1, 2018, the Company initially adopted IFRS 15, “Revenue from Contracts with Customers” (“the Standard”). The Company elected to apply the provisions of the Standard using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data. The accounting policy for revenue recognition applied from January 1, 2018, is as follows:

The Company recognizes revenue when the customer obtains control over the promised goods or services. Revenues are recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The Company includes variable consideration, such as milestone payments or volume rebates, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved

In determining the amount of revenue from contracts with customers, the Company evaluates whether it is a principal or an agent in the arrangement. The Company is a principal when the Company controls the promised goods or services before transferring them to the customer. In these circumstances, the Company recognizes revenue for the gross amount of the consideration.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

Identifying the contract

The Company account for a contract with a customer only when all of the following criteria are met:

a)	The parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

b)	The Company can identify each party’s rights regarding the goods or services to be transferred;

c)	The Company can identify the payment terms for the goods or services to be transferred;

d)	The contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

e)	It is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer

For the purpose of paragraph (e) the Company examines, inter alia, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

Combination of contracts

The Company accounts for multiple contracts as a single contract when all the contracts are signed at or near the same time with the same customer or with related parties of the customer, and when one of the following criteria is met:

a)	The contracts are negotiated as a package with a single commercial objective.

b)	The amount of consideration to be paid in one contract depends on the consideration of another contract.

c)	The goods or services that the Company will provide according to the contracts represent a single performance obligation for the Company.

Identifying performance obligations

On the contract’s inception date the Company assesses the goods or services promised in the contract with the customer and identifies the performance obligations in it.

The Company identifies the performance obligations when the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the Company promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

Determining the transaction price

The transaction price is the amount of the consideration that is expected to be received based on the contract terms. The Company takes into account the effects of all the following elements when determining the transaction price:

a)	Variable consideration – The Company determines the transaction price separately for each contract with a customer. When exercising this judgment, the Company evaluates the effect of each variable amount in the contract, taking into consideration discounts, penalties, variations, claims, and non-cash consideration. The Company includes the estimated variable consideration in the transaction price only to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. The Company updates the estimated transaction price to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period.

b)	Existence of a significant financing component – the Company adjusts the amount of the promised consideration in respect of the effects of the time value of money when certain advance payments provide the Company with a significant financing benefit. The financing component is recognized as interest expenses over the period, which are calculated according to the effective interest method.

c)	Non-cash consideration - Non-cash consideration is measured at the fair value for goods receivable on a contract’s inception.

d)	Consideration payable to customers- The Company accounts for payments made to a customer as a reduction of the revenues from the customer when the Company recognizes revenue from the transfer of goods or services to the customer or the Company pays the consideration or promises to pay the consideration in accordance with the Company’s customary business practices. When the consideration payable to a customer is a payment for a distinct good or service from the customer, then the Company accounts for the purchase of the good or service in the same way it accounts for other purchases from suppliers.

Allocating the transaction price

For contracts that consist of more than one performance obligation, at contract inception the Company allocates the contract transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. The stand-alone selling price is the price at which the Company would sell the promised goods or services separately to a customer. When the stand-alone selling price is not directly observable by reference to similar transactions with similar customers, the Company applies suitable methods for estimating the stand-alone selling price including: the adjusted market assessment approach, the expected cost plus a margin approach and the residual approach. The Company may also use a combination of these approaches to allocate the transaction price in the contract.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

Satisfaction of performance obligations

The Company recognizes revenue from contracts with customers when the control over the goods or services is transferred to the customer.

For most contracts, revenue recognition occurs at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods. For agreements with a strategic partner, performance obligations are generally satisfied over time, given that the customer both simultaneously receives and consumes the benefits provided by the Company, or receives assets with no alternative use, for which the Company has an enforceable right to payment for performance completed to date. The method for measuring the progress of performance obligations that are satisfied over time usually based upon the deliverables forming part of performance obligations.

Contract modifications

A contract modification is a change in the scope or price (or both) of a contract that was approved by the parties to the contract. A contract modification can be approved in writing, orally or be implied by customary business practices. A contract modification can take place also when the parties to the contract have a disagreement regarding the scope or price (or both) of the modification or when the parties have approved the modification in scope of the contract but have not yet agreed on the corresponding price modification.

When a contract modification has not yet been approved by the parties, the Company continues to recognize revenues according to the existing contract, while disregarding the contract modification, until the date the contract modification is approved or the contract modification is legally enforceable.

The Company accounts for a contract modification as an adjustment of the existing contract since the remaining goods or services after the contract modification are not distinct and therefore constitute a part of one performance obligation that is partially satisfied on the date of the contract modification. The effect of the modification on the transaction price and on the rate of progress towards full satisfaction of the performance obligation is recognized as an adjustment to revenues (increase or decrease) on the date of the contract modification, meaning on a catch-up basis.

When a contract modification increases the scope of the contract as a result of adding distinct goods or services and the contract price changes by an amount reflecting the stand-alone selling prices of the additional goods or services, the Company accounts for the contract modification as a separate contract.

The Company generate revenue mainly from sale of products to strategic partners and distributors as well as from the licensing of our technology and distribution rights.

The Company identifies the goods and services it promises in its contracts with customers and analyzes whether each good or service promised is distinct. The Company further groups a series of distinct goods or services to a single performance obligation.

The Company’s conclusion depends on the specific facts and circumstances pertaining to a contract.

In the majority of contracts, revenue recognition occurs at a point in time when control of our product is transferred to the customer, generally on delivery of the goods.

With regards to certain contract with our strategic partner the Company analyzed the following:

The Company identified few performance obligations which include:

a.	Grant of a license for distribution one of the Company’s products in certain territories and the supply of predetermined minimum quantities.
b.	The supply of a predetermined quantity of the Company’s product for the purpose of clinical trials performed conducted by strategic partner.
c.	Grant of a license for the use of the Company’s knowledge and patents, and the provision of consulting services with respect to the transfer of technology.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

Subsequently, the Company determines the transaction price. The transaction price is the amount of the consideration that is expected to be received based on the contract terms. The Company takes into account the effects of all the following elements when determining the transaction price

a.	Variable consideration – certain amounts of the promised consideration such as milestone payments and volume rebates. The Company includes the estimated variable consideration in the transaction price only to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.
b.	Significant financing component – Advance payments received provide with the benefit of financing. Accordingly the Company adjusted the transaction price for the effects of the time value of money.
c.	Non-cash consideration – Raw materials provided as non-cash consideration. This consideration is measured at fair value.
d.	Consideration payable to customers- The Company accounts for payments made to a customer as a reduction of the revenues from the customer when the Company recognizes revenue from the transfer of goods or services to the customer or the Company pays the consideration or promises to pay the consideration in accordance with the Company’s customary business practices.

The Company allocates the transaction price to the different performance obligation identified. This allocation is based on relative stand-alone selling price. For certain amounts of variable consideration the Company allocated to a certain performance obligation or to a distinct goods or services within it.

For each performance obligation identified, the Company recognizes revenue when (or as) it satisfies the performance obligation. The performance obligations are satisfied over time, as the customer both simultaneously receives and consumes the benefits provided by the Company, or receives assets with no alternative use, for which the Company has an enforceable right to payment for performance completed to date. The method for measuring the progress in performance obligations that are satisfied over time usually based upon the deliverables forming part of those performance obligations.

Deferred revenues

Deferred revenues include unearned amounts received from customers not yet recognized as revenues.

The accounting policy for revenue recognition applied until December 31, 2017

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

k.	Taxes on income

Taxes on income in profit or loss comprise of current and deferred taxes. Current or deferred taxes are recognized in profit or loss, except to the extent that the tax arises from items which are recognized directly in other comprehensive income or equity.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of reporting period as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of carryforward losses and temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at the end of each reporting period and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Deferred taxes are offset in the statement of financial position if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

3.	IFRIC 23, “Uncertainty over Income Tax Treatments”:

In June 2017, the IASB issued IFRIC 23, “Uncertainty over Income Tax Treatments” (“the Interpretation”). The Interpretation clarifies the accounting for recognition and measurement of assets or liabilities in accordance with the provisions of IAS 12, “Income Taxes”, in situations of uncertainty involving income taxes. The Interpretation provides guidance on (i) considering whether some tax treatments should be considered collectively, (ii) measurement of the effects of uncertainty involving income taxes on the financial statements and (iii) accounting for changes in facts and circumstances in respect of the uncertainty.

As of December 31, 2019 and 2018, the application of IFRIC 23 did not have a material effect on the financial statements.

l.	Leases

As of January 1, 2019 the Company initially applied IFRS 16, “Leases” (“the Standard”).

The Company chose to apply the provisions of the Standard using the modified retrospective approach without restatement of comparative data.

The accounting policy for leases applied effective from January 1, 2019, is as follows:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

On the inception date of the lease, the Company determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Company assesses whether it has the following two rights throughout the lease term:

a)	The right to obtain substantially all the economic benefits from use of the identified asset; and

b)	The right to direct the identified asset’s use.

The Company as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred less any lease incentives received. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life or the lease term. The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

	%	Mainly %
Land and Buildings	10	10
Vehicles	20-33	33
office equipment (i.e. printing and photocopying machines)	20	20

Lease extension and termination options:

A non-cancellable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company re-measures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

Subleases:

In a transaction in which the Company is a lessee of an underlying asset (head lease) and the asset is subleased to a third party, the Company assesses whether the risks and rewards incidental to ownership of the right-of-use asset have been transferred to the sub-lessee, among others, by evaluating the sublease term with reference to the useful life of the right-of-use asset arising from the head lease.

When substantially all the risks and rewards incidental to ownership of the right-of-use asset have been transferred to the sub- lessee, the Company accounts for the sublease as a finance lease, otherwise it is accounted for as an operating lease. If the sublease is classified as a finance lease, the leased asset is derecognized on the commencement date and a new asset, “finance lease receivable” is recognized at an amount equivalent to the present value of the lease payments, discounted at the interest rate implicit in the lease. Any difference between the carrying amount of the leased asset before the derecognition and the carrying amount of the finance lease receivable is recognized in profit or loss.

Lease modification:

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company re-measures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If a lease modification reduces the scope of the lease, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

For additional information regarding right-of-use assets and lease liabilities and refer to Note 14.

The accounting policy for leases applied until December 31, 2018, is as follows:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17.

The Company as lessee:

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

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and any related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the plant and equipment.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

The Company’s assets include computer systems comprising hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the software installed on it is classified as property, plant and equipment. In contrast, software that adds functionality to the hardware is classified as an intangible asset.

The cost of assets includes the cost of materials, direct labor costs, as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to operate in the manner intended by management.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %

Buildings	2.5-4	4
Machinery and equipment	10-20	15
Vehicles	15	15
Computers, software, equipment and office furniture	6-33	33
Leasehold improvements	(*)	10

(*)	Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

o.	Financial instruments

On January 1, 2018, the Company initially adopted IFRS 9, “Financial Instruments” (“the Standard”). The Company elected to apply the provisions of the Standard retrospectively without restatement of comparative data.

The accounting policy for financial instruments applied commencing from January 1, 2018, is as follows:

1.	Financial assets

Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

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

The classification and measurement of the Company’s debt financial assets are as follows:

a)	Debt instruments at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes the Company’s Trade and other receivables.

b)	Debt instruments at FVOCI, with gains or losses recycled to profit or loss on derecognition. Financial assets in this category are the Company’s quoted debt instruments that meet the SPPI criterion and are held within a business model both to collect cash flows and to sell. Interest earned whilst holding Available For Sale (AFS) financial investments is reported as interest income using the effective interest rate method.

Financial assets at FVPL comprise derivative instruments unless they are designated as effective hedging instruments.

Impairment of financial assets

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss. The Company distinguishes between two types of loss allowances:

a)	Debt instruments whose credit risk has not increased significantly since initial recognition, or whose credit risk is low - the loss allowance recognized in respect of this debt instrument is measured at an amount equal to the expected credit losses within 12 months from the reporting date (12-month ECLs); or

b)	Debt instruments whose credit risk has increased significantly since initial recognition, and whose credit risk is not low - the loss allowance recognized is measured at an amount equal to the expected credit losses over the instrument’s remaining term (lifetime ECLs).

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

The Company has short-term financial assets such as trade receivables in respect of which the Company applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses.

An impairment loss on debt instruments measured at amortized cost is recognized in profit or loss with a corresponding loss allowance that is offset from the carrying amount of the financial asset, whereas the impairment loss on debt instruments measured at fair value through other comprehensive income is recognized in profit or loss with a corresponding loss allowance that is recorded in other comprehensive income and not as a reduction of the carrying amount of the financial asset in the statement of financial position.

The Company applies the low credit risk simplification in the Standard, according to which the Company assumes the debt instrument’s credit risk has not increased significantly since initial recognition if on the reporting date it is determined that the instrument has a low credit risk, for example when the instrument has an external rating of “investment grade”.

In addition, the Company considers that when contractual payments in respect of a debt instrument are more than 30 days past due, there has been a significant increase in credit risk, unless there is reasonable and supportable information that demonstrates that the credit risk has not increased significantly.

The Company considers a financial asset in default when contractual payments are more than 90 days past due. However, in certain cases, the Company considers a financial asset to be in default when external or internal information indicates that the Company is unlikely to receive the outstanding contractual amounts in full.

The Company considers a financial asset that is not measured at fair value through profit or loss as credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The Company takes into consideration the following events as evidence that a financial asset is credit impaired:

a)	significant financial difficulty of the issuer or borrower;

b)	a breach of contract, such as a default or past due event;

c)	a concession granted to the borrower due to the borrower’s financial difficulties that would otherwise not be granted;

d)	it is probable that the borrower will enter bankruptcy or financial reorganization;

e)	the disappearance of an active market for that financial asset because of financial difficulties; or

f)	the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. For other debt financial assets (i.e., debt securities at FVOCI), the ECL is based on the 12-month ECL. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date. As of December 31, 2019 there is no ECL allowance.

2.	Financial liabilities

Financial liabilities within the scope of IFRS 9 are initially measured at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

a)	Financial liabilities measured at amortized cost

Loans, including leases, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs.

b)	Financial liabilities measured at fair value

Derivatives are classified as fair value through profit and loss unless they are designated as effective hedging instruments. Transaction costs are recognized in profit or loss.

After initial recognition, changes in fair value are recognized either in profit or loss for non-hedge accounting derivatives or in other comprehensive income for hedge accounting derivatives.

p.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2 - inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.
-	Level 3 - inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

1.	Offsetting financial instruments

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

2.	De-recognition of financial instruments

a.	Financial assets

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

q.	Derivative financial instruments designated as hedges

The Company enters into contracts for derivative financial instruments such as forward currency contracts and cylinder strategy in respect of foreign currency to hedge risks associated with foreign exchange rates fluctuations and cash flows risk. Such derivative financial instruments are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Kamada Ltd. and subsidiaries

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

r.	Provisions

A provision in accordance with IAS 37 is recognized when the Company has a present (legal or constructive) obligation as a result of a past event, it is expected to require the use of economic resources to clear the obligation and a reliable estimate can be made of it. The expense is recognized in the statement of profit or loss net of any reimbursement.

s.	Employee benefit liabilities

The Company has several employee benefit plans:

1.	Short-term employee benefits

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

In addition the Company operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include expected salary increases and rates of employee’s turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in pension funds and insurance companies (“the plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company’s own creditors and cannot be returned directly to the Company.

The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets.

Re-measurements of the net liability are recognized in other comprehensive income in the period in which they occur.

t.	Share-based payment transactions

The Company’s employees and Board of Directors members are entitled to remuneration in the form of equity-settled share- based payment transactions.

Equity-settled transactions

The cost of equity-settled transactions (options and restricted shares) with employees and Board of Directors members is measured at the fair value of the equity instruments granted at grant date. The fair value of options is determined using a standard option pricing model. The fair value of restricted shares is determined using the share price at the grant date.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in shareholder’s equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest.

In the event that the Company modifies the conditions on which equity-instruments were granted, an additional expense is calculated and recognized over the remaining vesting period for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee or director at the modification date.

u.	Earnings (loss) per Share

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

v.	Reclassification of prior years’ amounts

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation. The reclassification had no effect on previously reported net loss or shareholders’ equity.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

w.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

Initial application of IFRS 16, “Leases”

In January 2016, the IASB issued IFRS 16, “Leases” (“the Standard”), which provides guidance on the recognition, measurement, presentation and disclosure of leases and supersedes IAS 17, “Leases” (“the old Standard”), IFRIC 4, “Determining Whether an Arrangement Contains a Lease”, and SIC-15, “Operating Leases - Incentives”. According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

The Standard has been applied for the first time in these financial statements. As permitted by the Standard, the Company elected to apply the provisions of the Standard using the modified retrospective method. The Company recognized lease liabilities on the initial application date of the Standard in respect of leases previously classified as operating leases according to IAS 17. The amount of the liability as of the date of initial application of the Standard was measured using the Company’s incremental borrowing rate of interest on the date of initial application of the Standard.

Certain right-of-use assets were measured as if the Standard has been applied from the commencement date of the lease but for the purpose of calculation, the lessee’s incremental borrowing rate on the date of initial adoption was used, while the carrying amount of other right-of-use assets are identical to the carrying amount of the lease liability. For details of the accounting policy applied from the date of initial application of the Standard, see Note 14b.

The main effect of the initial application of the Standard relates to existing leases in which the Company is the lessee. According to the Standard, as explained in Note 14b, the Company recognizes a lease liability and a corresponding right-of-use asset for each lease in which it is the lessee, excluding certain exceptions. This accounting treatment is different than the accounting treatment applied under the old Standard according to which the lease payments in respect of leases for which substantially all the risks and rewards incidental to ownership of the leased asset were not transferred to the lessee were recognized as an expense in profit or loss on a straight-line basis over the lease term.

Following are data relating to the initial application of the Standard as of January 1, 2019, in respect of leases existing as of that date:

	According to the previous accounting policy	Difference	According to the current accounting policy
	U.S Dollars in thousands
As of January 1, 2019
Non-current assets:
Right-of-use assets	$-	$4,161	$4,161
Liabilities
Current maturities of leases	110	810	920
Leases	28	3,907	3,935
Other accounts payables	$5,261	$(255)	$5,006
Shareholder’s Equity
Accumulated deficit	$112,376	$(300)	$112,076

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

U.S Dollars
In thousands
Future minimum payments for non-cancellable leases as per IAS 17 according to the financial statements as of December 31, 2018	$5,434
Weighted average incremental borrowing rate as at January 1, 2019 (1)	3.06%-4.6%
Discounted operating lease commitment at January 1, 2019	4,685
Add:
Leases of other equipment	32
Leases that were previously identified as leases under IAS 17	138
Lease liabilities as at January 1, 2019	$4,855

(1)	The weighted average incremental borrowing rate was evaluated based on credit risk, terms of the leases and other economic variables. The weighted average incremental borrowing rate was used to discount future lease payments in the calculation of the lease liability on the date of initial adoption of the Standard.

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

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

-	Discount rate for a lease liability

When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

-	Revenue

The Company assesses the criteria for recognition of revenue related to up-front payments and milestones as outlined by IFRS 15. Judgment is necessary to determine over which period the Company will satisfy its performance obligations related to up- front payments and milestones and whether financing component exists. For additional information, refer to Note 17a.

-	Inventory

Work in process and Finished Good including direct and indirect costs. The allocation of indirect costs is accounted for on a quarterly basis by dividing the total quarterly indirect manufacturing cost to the batches manufactured during that quarter based on predetermined allocation factors. The criteria for allocation of indirect manufacturing expense to manufactured batches which eventually effect our inventory value is subject to Company judgment.

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

Kamada Ltd. and subsidiaries

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

-	Lease extension and/or termination options

In evaluating whether it is reasonably certain that the Company will exercise an option to extend a lease or not exercise an option to terminate a lease, the Company considers all relevant facts and circumstances that create an economic incentive for the Company to exercise the option to extend or not exercise the option to terminate such as: significant amounts invested in leasehold improvements, the significance of the underlying asset to the Company’s operation and whether it is a specialized asset, the Company’s past experience with similar leases, etc.

After the commencement date, the Company reassesses the term of the lease upon the occurrence of a significant event or a significant change in circumstances that affects whether the Company is reasonably certain to exercise an option or not exercise an option previously included in the determination of the lease term, such as significant leasehold improvements that had not been anticipated on the lease commencement date, sublease of the underlying asset for a period that exceeds the end of the previously determined lease period, etc.

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

-	Impairment of inventories with realizable value lower than cost or which are slow moving

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase of raw and other materials and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, net of selling expenses. The estimation of realizable value can effect on the inventory value at the period end.

-	Recognition of deferred tax asset in respect of carry forward tax losses

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy. For information regarding deferred taxes recognition, please refer to note 21.

-	Impairment test for the production facility

The Company performed an impairment test of its production facility. The Company calculated the recoverable amount of the production facility to determine whether the book value exceeds its recoverable amount. The impairment test was based on a Discount Cash Flow (“DCF”) model using the Company’s long term forecast. As of December 31, 2019 no impairment was recorded as the recoverable amount exceeded the book value.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 3: - Significant Accounting Judgments, Estimates And Assumptions Used In The Preparation Of The Financial Statements (Cont.)

-	Legal claims

In estimating the likelihood of outcome of legal claims filed against the Company, the Company relies on the opinion of its legal counsel. These estimates are based on the legal counsel’s best professional judgment, taking into account the stage of proceedings and historical legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

Note 4: - Disclusure of New Standards in the Period Prior to Their Adoption

Amendments to IFRS 9, IFRS 7 and IAS 39:

In September 2019, the IASB published an amendment to IFRS 9, “Financial Instruments”, IFRS 7, “Financial Instruments: Disclosures” and IAS 39,” Financial Instruments: Recognition and Measurement” (“the Amendment”).

In view of global regulatory changes, numerous countries have considered introducing a reform in the benchmark Interbank Offered Rates (“IBORs”) (LIBOR, the London Interbank Offered Rate, being one of the most common examples) and switching to a risk-free interest rate alternative (“RFRs”) which extensively rely on data of specific transactions. The IBOR reform leads to uncertainty regarding the dates and amounts to be attributed to future cash flows relating to both hedging instruments and hedged items that rely on existing IBORs.

According to the existing accounting guidance of IFRS 9 and IAS 39, entities that have entered into the above hedges are facing uncertainty as a result of the IBOR reform which is likely to affect their ability to continue meeting the effective hedging requirements underlying existing transactions as well as the hedging requirements of future transactions. In order to resolve this uncertainty, the IASB issued the Amendment to offer transitional reliefs for entities that apply IBOR-based hedge accounting. The Amendment represents phase one in the reform that will include additional amendments in the future.

The Amendment also permits certain reliefs in applying the hedge accounting effectiveness tests during the period of transition from IBORs to RFRs. These reliefs assume that the benchmark interest underlying the hedge will not change as a result of the expected interest reform. The reliefs will be effective indefinitely, until the occurrence of one of the events specified in the Amendment. The Amendment also requires entities to provide specific disclosures of the application of any reliefs.

The Amendment is to be applied retrospectively for annual periods beginning on or after January 1, 2020. Early adoption is permitted.

The Company believes that the adoption of the Amendment will not have an effect on its financial statements since it does not currently enter into substantial IBOR-based hedges.

Note 5: - Cash and Cash Equivalents

	December 31,
	2019	2018
	U.S. Dollars in thousands

Cash and deposits for immediate withdrawal	$25,559	$18,018
Cash equivalents in USD deposits (1)	17,017	-
Cash equivalents in NIS deposits (2)	86	75
Total Cash and Cash Equivalents	$42,662	$18,093

(1)	The deposits bear interest of 2.0%-2.4% per year, as of December 31, 2019.
(2)	The deposits bear interest of 0.02% per year, as of December 31, 2019 and 0.16% per year, as of December 31, 2018.

Note 6: - Short-Term Investments

	December 31,
	2019	2018
	U.S. Dollars in thousands

Fair value through other comprehensive income	$12,832	$10,325
Bank deposits in USD (1)	18,413	22,174
Total Short-Term Investments	$31,245	$32,499

(1)	The deposits bear interest of 2.5%-3.3% and 2.6%-3.5% per year, as of December 31, 2019 and 2018, respectively.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 7: - Trade Receivables, Net

	December 31,
	2019	2018
	U.S. Dollars in thousands
Open accounts:
In NIS	$8,357	$6,780
In USD	14,920	20,814
	$23,277	$27,594
Checks receivable	-	80

	$23,277	$27,674
Less allowance for doubtful accounts(1)	(67)	-

Total Trade receivables, net	$23,210	$27,674

(1)	Allowance for doubtful accounts:

December 31, 2018	-
Provision for the year	(67)
December 31, 2019	(67)

An analysis of past due but not impaired trade receivables with reference to reporting date:

	Past due trade receivables with aging of
	Neither past due nor impaired	Up to 30 Days	31-60 Days	61-90 Days	91-120 Days	Over 121 days		Total
December 31, 2019	$22,617	$469	$25	$33	$65	$68	(1)	$23,277
December 31, 2018	$27,215	$337	$15	$15	$6	$6		$27,594

(1)	$67 thousands of the over 121 days balance is provided for as allowance for doubtful accounts.

Note 8: - Other Accounts Receivables

	December 31,
	2019	2018
	U.S. Dollars in thousands
Government authorities	$1,838	$1,552
Prepaid expenses	1,240	1,086
Accrued interest	70	66
Accrued income	101	193
Materials for clinical trials and inventory designated for R&D activities	-	399
Other	8	12
Derivatives financial instruments mainly measured at fair value through other comprehensive income	15	-
Total Other Accounts Receivables	$3,272	$3,308

Note 9: - Inventories

	December 31,
	2019	2018
	U.S. Dollars in thousands
Finished products	$12,016	$7,023
Purchased products	10,412	4,813
Work in progress	9,043	4,792
Raw materials	11,702	12,688
Total Inventories	$43,173	$29,316

(1)	The inventories balance as of December 31, 2019 and December 31, 2018 is presented net of impairment of inventories in the amount of $334 thousands and $61 thousands, respectively.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 10: - Property, Plant And Equipment

a.	Composition and movement:

2019

	Land and Buildings (1)	Machinery and Equipment (1)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements	Total
	U.S. Dollars in thousands
Cost

Balance at January 1, 2019	$29,167	$30,386	$85	$6,493	$1,141	$67,272
Additions	1,101	1,302	-	699	14	3,116
Sale and write-off	-	(148)	-	(391)	-	(539)

Balance as of December 31, 2019	30,268	31,540	85	6,801	1,155	69,849

Accumulated Depreciation

Balance as of January 1, 2019	15,076	21,679	63	5,247	203	42,268
Depreciation	1,232	1,575	5	636	115	3,563
Sale and write-off	-	(142)	-	(390)	-	(532)

Balance as of December 31, 2019	16,308	23,112	68	5,493	318	45,299

Depreciated cost as of December 31, 2019	$13,960	$8,428	$17	$1,308	$837	$24,550

(1)	Including labor costs charged in 2019 to the cost of facilities, machinery and equipment in the amount of $493 thousands.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 10: - Property, Plant And Equipment (cont.)

2018

	Land and Buildings (1)	Machinery and Equipment (1)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements	Total
	U.S. Dollars in thousands
Cost

Balance at January 1, 2018	$28,399	$29,602	$66	$6,522	$1,273	$65,862
Additions	806	2,331	19	590	(132)	3,614
Sale and write-off	(38)	(1,547)	-	(619)	-	(2,204)

Balance as of December 31, 2018	29,167	30,386	85	6,493	1,141	67,272

Accumulated Depreciation

Balance as of January 1, 2018	13,916	21,430	59	5,194	85	40,684
Depreciation and impairment	1,198	1,711	4	672	118	3,703
Sale and write-off	(38)	(1,462)	-	(619)	-	(2,119)

Balance as of December 31, 2018	15,076	21,679	63	5,247	203	42,268

Depreciated cost as of December 31, 2018	$14,091	$8,707	$22	1,246	$938	$25,004

(1)	Including labor costs charged in 2018 to the cost of facilities, machinery and equipment in the amount of $514 thousands.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 10: - Property, Plant And Equipment (cont.)

b.	As for liens, refer to Note 18.

c.	Leasing rights of land from the Israel land administration.

	December 31,
	2019	2018
	U.S. Dollars in thousands

Under finance lease	$992	$1,004

A Company’s subsidiary capitalized leasing rights from the Israel Land Administration for an area of 16,880 m² in Beit Kama, Israel, on which the Company’s manufacturing plant and other buildings are located. The sum attributed to capitalized rights is presented under property, plant and equipment and is depreciated over the leasing period, which includes the option period.

During 2010, the Company signed an agreement with the Israel Land Administration to consolidate its leasing rights and extend the lease period to 2058, including an extension option for additional 49 years thereafter.

Note 11: - Other Long Term Assets

	December 31,
	2019	2018
	U.S. Dollars in thousands

Distribution right (1)	298	123
Long term pre-paid expenses	54	51
Total Other Long Term Assets	$352	$174

(1)	During 2018 and 2019 the Company entered into agreements for the distribution right of certain therapeutic products to be distributed in Israel, subject to Israeli Ministry of Health (“IL MOH”) marketing approval. Pursuant to the agreements, the Company was required to make certain upfront and milestone payments. These payments are accounted for as long term assets through obtaining IL MOH marketing authorization and it will be amortized during the product’s economic useful life. As of December 31, 2019 no amortization was recorded.

Note 12: - Trade Payables

	December 31,
	2019	2018
	U.S. Dollars in thousands

Open debts mainly in USD	$7,847	$7,256
Open debts in EUR	11,426	4,206
Open debts in NIS	5,557	5,822
Sub-Total	24,830	17,284
Notes payable	-	1
Total Trade Payables	$24,830	$17,285

Note 13: - Other Accounts Payables

	December 31,
	2019	2018
	U.S. Dollars in thousands

Employees and payroll accruals	$5,669	$4,708
Derivatives financial instruments mainly measured at fair value through other comprehensive income	-	64
Accrued Expenses and Others	142	489

Total Other Accounts Payables	$5,811	$5,261

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 14: - Loans and Leases

a.	Bank loans

	December 31,
	2019	2018
	U.S. Dollars in thousands

Bank loans	746	688
Less current maturities of bank loans	257	452
Total Long term bank loans	$489	$1,140

Bank loans

The bank loans are payable over 60 equal monthly installments. The loans bear fixed interest rate in the range of 3.15% -3.55%. No new bank loans received in 2019. See Note 18 regarding pledge information related to the bank loans.

b.	Leases

The Company applies IFRS 16, Leases, as from January 1, 2019. The Company has lease agreements with respect to the following items:

1.	Office and storage spaces:

The Company has engaged in lease agreements for office and storage spaces for total of 10 years which includes lease extension for three year that will expire in 2026.

2.	Vehicles:

The Company leases vehicles for mainly for three-year periods from several different leasing companies.

3.	Office equipment (i.e. printing and photocopying machines):

The Company leases office equipment (i.e. printing and photocopying machines) for five year periods.

Right-of-use assets composition and Changes in leas liabilities

	Right-of-use-assets
	Rented Offices	Vehicles	Computers, Software, Equipment and Office Furniture	Total	Lease Liabilities (2)
	U.S Dollars in thousands
As of January 1, 2019(1)	$3,466	$663	$32	$4,161	$4,855
Additions to right -of -use assets	-	874		874	870
Write-off	-	(57)		(57)	(60)
Depreciation expense	(433)	(517)	(6)	(956)	-
Exchange rate differences	-	-		-	406
Repayment of lease liabilities	-	-		-	(1,070)
As of December 31, 2019	$3,033	$989	$26	$4,022	$5,001

(1)	Following the initial application of IFRS 16, on January 1, 2019, the Company recorded operating lease commitment classified as a lease liability at the amount of $4,717 thousands with respect to office and storage spaces, vehicles and certain office equipment (i.e. printing and photocopying machines) at the amount of $4,022, $663 and $32 thousands, respectively. Also refer to Note 2ii.

(2)	The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liability was in the range of 3.06%-4.6% evaluated based on credit risk, terms of the leases and other economic variables.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 14: - Loans and Leases (cont.)

Below is the Consolidated Statements of Profit or Loss and Other Comprehensive Income impact for the year ended December 31, 2019

Expense decrease (increase)
For the year ended on December 31, 2019
U.S Dollars in thousands
Operating lease expense	$1,182
Depreciation of right of use assets	(956)
Operating income	226

Finance expense	(212)
Net Income (loss)	$14

Below is the Consolidated Statements of cash flow impact for the year ended December 31, 2019

	According to the previous accounting policy	Difference	According to the current accounting policy
		U.S Dollars in thousands
For the year ended on December 31, 2019

Cash flows from operating activities	$26,501	$1,070	$27,571
Cash flows from financing activities	$(460)	$(1,070)	$(1,530)

Maturity analysis of the Company’s lease liabilities (including interest)

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total
Lease liabilities (including interest)	$1,198	$1,000	$797	$1,352	1,364	$5,711

Lease extension

The Company has leases that include extension options. These options provide flexibility in managing the leased assets and align with the Company’s business needs.

The Company exercises significant judgement in deciding whether it is reasonably certain that the extension options will be exercised.

Office and storage spaces leases have extension options for additional three years. The Company have reasonably certain that the extension option will be exercised in order to avoid a significant adverse impact to its operating activities.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments

a.	Classification of financial assets and liabilities

The financial assets liabilities in the balance sheet are classified by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2019	2018
	U.S. Dollars in thousands
Financial assets

Financial assets at fair value through profit or loss:
Foreign exchange forward contracts	$2	$-

Financial assets at fair value through other comprehensive income:
Cash flow hedges	13
Marketable debt securities	12,832	10,324
Financial assets at cost:
Cash and cash equivalent	42,662	18,093
Short term bank deposits	18,413	22,175
Total assets measured at fair value through other comprehensive income	$73,920	$50,592

Total financial assets	$73,920	$50,592

Financial liabilities

Financial assets at fair value through profit or loss:

Foreign exchange forward contracts	$-	$6

Financial liabilities at fair value through other comprehensive income:

Cash flow hedges	$-	$58

Financial liabilities measured at amortized cost:

Bank loans	746	1,140
Leases	5,001	138
Total Financial liabilities measured at amortized cost:	$5,747	$1,278

Total financial and lease liabilities	$5,747	$1,342

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (cont.)

b.	Financial risk factors

The Company’s activities expose it to various financial risks, such as market risk (foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s investment policy focuses on activities that will preserve the Company’s capital. The Company utilized derivatives to hedge certain exposures to risk.

Risk management is the responsibility of the Company Chief Executive Officer (CEO) and Company Chief Financial Officer (CFO), in accordance with the policy approved by the Board of Directors. The Board of Directors provides principles for the overall risk management.

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

As of December 31, 2019 and 2018, the Company has a position in financial derivatives intended to hedge changes in the exchange rate of the USD vs. the NIS and the EUR (see also Note 15f. below).

b)	Price risk

As of December 31, 2019 and 2018, the Company has financial instruments, classified as financial assets measured at fair value through other comprehensive income for which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price.

2.	Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.

a)	Cash, cash equivalent and short term investments:

The Company holds cash, cash equivalents, short term deposits and other financial instruments at major financial institutions in Israel. In accordance with Company policy, evaluations of the relative strength of credit of the various financial institutions are made on an ongoing basis.

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

The Company has not experienced any significant losses on its short term investments.

b)	Trade receivables:

The Company regularly monitors the credit extended to its customers and their general financial condition, and, when necessary, requires collateral as security for the debt such as letters of creditor and down payments. In addition, the Company partially insures its overseas sales with foreign trade risk insurance. Refer to Note 7 for additional information.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments (cont.)

The Company keeps constant track of customer debt and the Financial Statements include an allowance for doubtful accounts that adequately reflects, in the Company’s assessment, the loss embodied in the debts the collection of which is in doubt.

The Company’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2019 and 2018 is the carrying amount of trade receivables.

c)	Foreign currency derivative contracts:

The Company is exposed to foreign currency exchange movements, primarily in USD vs. NIS and EUR. Consequently, it enters into various foreign currency exchange contracts with major financial institutions (see also Note 15f. below).

3.	Liquidity risk

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

December 31, 2019

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total

Trade payables	$24,830	-	-	-	-	$24,830
Other accounts payables	5,811	-	-	-	-	5,811
bank loans (including interest)	506	227	34	-	-	767
Lease liabilities (including interest)	1,198	1,000	797	1,352	1,364	5,711

	$32,345	$1,227	$831	$1,352	$1,364	$37,119

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments (cont.)

December 31, 2018

	Less than one year	1 to 2	2 to 3	3 to 5	Total

Trade payables	$17,285	-	-	-	$17,285
Other accounts payables	5,261	-	-	-	5,261
Long term bank loans and leases (including interest)	595	495	209	32	1,331

	$23,141	$495	$209	$32	$23,877

Changes in liabilities arising from financing activities

	January 1, 2019	Cumulative effect of initially applying IFRS 16 (1)	Payments	Foreign exchange movement	New loans and leases	Write off	December 31, 2019
	U.S. Dollars in thousands

Bank loans	$1,140	-	(475)	81	-	-	$746
Leases	138	4,717	(1,070)	406	870	(60)	5,001
Total	$1,278	$4,717	$(1,545)	$487	$870	$(60)	$5,747

(1)	Following the initial application of IFRS 16, on January 1, 2019, the Company recorded discounted operating lease commitment classified as a lease at the amount of $4,717 thousands with respect to office and storage spaces, vehicles and certain office equipment (i.e. printing and photocopying machines) at the amount of $4,023, $663 and $31 thousands, respectively.

c.	Fair value

The following table demonstrates the carrying amount and fair value of the financial assets and liabilities presented in the financial statements not at fair value:

	Carrying Amount		Fair Value
	December 31,		December 31,
	2019	2018	2019	2018
	U.S. Dollars in thousands

Financial liabilities
Bank loans	746	1,140	754	1,139
Leases	5,001	138	5,583	136
Total Financial liabilities	$5,747	$1,278	$6,337	$1,275

The fair value of the bank loans and leases was based on standard pricing valuation model such as DCF which considers the present value of future cash flows discounted at the interest rate that reflects market conditions (Level 3).

The carrying amount of cash and cash equivalents, short term bank deposits, trade and other receivables, trade and other payables approximates their fair value, due to the short term maturities of the financial instruments.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments (cont.)

d.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value:

Financial assets (liabilities) measured at fair value:	Level 1	Level 2
	U.S. Dollars in thousands

December 31, 2019
Debt securities (corporate and government) measured at fair value through other comprehensive income	$4,289	8,543
Derivatives instruments	-	15

	$4,289	$8,558

	Level 1	Level 2
	U.S. Dollars in thousands

December 31, 2018
Debt securities (corporate and government) measured fair value through other comprehensive income	$1,588	8,736
Derivatives instruments	-	(64)
	$1,588	$8,672

During 2019 and 2018 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Sensitivity tests and principal work assumptions

The selected changes in the relevant risk variables were determined based on management’s estimate as to reasonable possible changes in these risk variables.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Financial Instruments (cont.)

	December 31,
	2019	2018
	U.S. Dollars in thousands

Sensitivity test to changes in market price of listed Securities
Gain (loss) from change:
5% increase in market price	$642	$519
5% decrease in market price	$(642)	$(519)

Sensitivity test to changes in foreign currency:
Gain (loss) from change:
5% increase in NIS	$(24)	$(21)
5% decrease in NIS	$24	$21
5% increase in Euro	$(552)	$(197)
5% decrease in Euro	$552	$197

e.	Linkage terms of financial liabilities by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2019	2018
	U.S. Dollars in thousands

In NIS:
Bank loans measured at amortized cost	$746	$1,140
Leases measured at amortized cost	4,973	-

	$5,719	$1,140
In USD:
Leases measured at amortized cost	$28	$138

f.	Derivatives and hedging:

Derivatives instruments not designated as hedging

The Company has foreign currency forward contracts designed to protect it from exposure to fluctuations in exchange rates, mainly of NIS and EUR, in respect of its trade receivables, trade payables and inventory. Foreign currency forward contracts are not designated as cash flow hedges, fair value or net investment in a foreign operation. These derivatives are not considered as hedge accounting. As of December 31, 2019 the fair value of the derivative instruments not designated as hedging was an asset of $2 thousands. The open transactions for those derivatives were in an amount of $6,316 thousands.

Cash flow hedges:

As of December 31, 2019, the Company held NIS/USD hedging contracts (cylinder contracts) designated as hedges of expected future salaries expenses and for expected future purchases from Israeli suppliers.

The main terms of these positions were set to match the terms of the hedged items. As of December 31, 2019 the fair value of the derivative instruments designated as hedge accounting was an asset of $13 thousands. The open transactions for those derivatives were in an amount of $371 thousands.

Cash flow hedges of the expected salaries expenses in December 31, 2019 was estimated as highly effective and accordingly a net unrecognized income was recorded in other comprehensive income in the amount of $65 thousands net.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Employee Benefit Liabilities, NET

Employee benefits consist of short-term benefits and post-employment benefits.

Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 of the Severance Pay Law, as specified below. The Company’s liability is accounted for as a post-employment benefit only for employees not under Section 14. The computation of the Company’s employee benefit liability is made in accordance with a valid employment contract or a collective bargaining agreement based on the employee’s salary and employment terms which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plans, as detailed below:

1.	Defined contribution deposit:

The Company’s agreements with part of its employees are in accordance with section 14 of the Israeli Severance Pay Law. Contributions made by the Company in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. The expenses for the defined benefit deposit in 2019, 2018 and 2017 were $1,102 thousands, $992 thousands and $884 thousands, respectively.

2.	Defined benefit plans:

The Company accounts for the payment of compensation as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in a long-term employee benefit fund and in qualifying insurance policies.

3.	Expenses recognized in comprehensive income (loss):

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars in thousands

Current service cost	$282	$292	$356
Interest expenses, net	24	25	23
Current service cost (income) due to the transfer of real yield from the compensation component to the royalties’ component in executive insurance policies before 2004	(1)	3	(7)
Total employee benefit expenses	305	320	372

Actual return on plan assets	$158	$171	$119

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Employee Benefit Liabilities, NET (cont.)

The expenses are presented in the Statement of Comprehensive income (loss) as follows

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars in thousands

Cost of revenues	$201	$175	$211
Research and development	62	50	57
Selling and marketing	16	75	73
General and administrative	26	20	31

	$305	$320	$372

4.	The plan liabilities, net:

	December 31,
	2019	2018
	U.S. Dollars in thousands

Defined benefit obligation	$5,058	$4,987
Fair value of plan assets	(3,789)	(4,200)
Total liabilities, net	$1,269	$787

5.	Changes in the present value of defined benefit obligation

	2019	2018
	U.S. Dollars in thousands

Balance at January 1,	$4,987	$5,907
Interest costs	133	110
Current service cost	282	292
Benefits paid	(1,180)	(645)
Demographic assumptions	40	(29)
Financial assumptions	292	(223)
Past Experience	108	(2)
Currency Exchange	396	(423)
Balance at December 31,	$5,058	$4,987

6.	Plan assets

a)	Plan assets

Plan assets comprise assets held by long-term employee benefit funds and qualifying insurance policies.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: -	Employee Benefit Liabilities, NET (cont.)

b)	Changes in the fair value of plan assets

	2019	2018
	U.S. Dollars in thousands

Balance at January 1,	$4,200	$4,763
Expected return	108	85
Contributions by employer	179	182
Benefits paid	(1,081)	(564)
Demographic assumptions	(4)	5
Financial assumptions	(2)	(2)
Past Experience	58	82
Current service cost due to the transfer of real yield from the compensation component to the royalties component in executive insurance policies before 2004	1	(3)
Currency exchange	330	(348)
Balance at December 31,	$3,789	$4,200

7.	The principal assumptions underlying the defined benefit plan

	2019	2018	2017
	%

Discount rate of the plan liability	2.79	2.02	2.27
Future salary increases	3.1	3.6	4

The sensitivity analyses below have been determined based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period.

In the event that the discount rate would be one percent higher or lower, and all other assumptions were held constant, the defined benefit obligation would decrease by $288 thousands or increase by $343 thousands, respectively.

In the event that the expected salary growth would increase or decrease by one percent, and all other assumptions were held constant, the defined benefit obligation would increase by $326 thousands or decrease by $276 thousands, respectively.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Contingent Liabilities and Commitments

a.	On August 23, 2010, the Company entered into a 30 years collaboration agreement with Baxter Healthcare Corporation (“Baxter”) with respect to obtaining the distribution rights for Glassia. During 2015, Baxter assigned all its rights under the collaboration agreement to Baxalta US Inc. (“Baxalta”) which was acquired during 2016 by Shire plc (“Shire”), which is now part of Takeda (“Takeda” and in these consolidated financial statements Baxter, Baxalta and Shire will be referred to as “Takeda”).

The collaboration agreement consists of three main agreements (1) An Exclusive Manufacturing, Supply and Distribution agreement for Glassia in the United States, Canada, Australia and New Zealand (the “Territory” and the “Distribution Agreement”, respectively); (2) Technology License Agreement for the use of the Company’s knowhow and patents for the production, continued development and sale of Glassia by Takeda (the “License Agreement”) in the Territory; and (3) A Paste Supply Agreement for the supply by Takeda of plasma derived fraction IV-1 to be used by the Company for the production of Glassia (the “Raw Materials Supply Agreement”).

Pursuant to the agreements, the Company was entitled to certain upfront and milestone payments at a total amount of $45 million, and for a minimum commitment of Takeda to acquire Glassia produced by the Company over the first five years of the term of the Distribution Agreement. In addition, upon initiation of sales of Glassia manufactured by Takeda the Company will be entitled to royalty payments at a rate of 12% on net sales of Glassia through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually (the “Royalty Payments”).

As of December 31, 2019, the Company received a total of $39.5 million on account of the agreed upfront and milestone payments from Takeda pursuant to the Distribution and License Agreements as amended. Prior to the October 2016 amendment of the Distribution Agreement, the net proceeds on account of the upfront the milestone payments received were recorded as deferred revenues and were recognized as revenues based on the actual sales of Glassia on a pro-rata basis. Following October 2016, the balance of the deferred revenues was recognized on a straight - line basis according to Takeda’s updated minimum purchase commitment through December 31, 2018, which was the term of the supply commitment period prior to the October 2016 amendment. Non- refundable revenues due to the achievement of milestones are recognized upon reaching the milestone. The Company is entitled to the remaining unpaid balance of the millstone payments totaling $5.5 million which will be paid upon the achievement of such milestones.

Between 2013 and 2019, the parties amended the License Agreement and the Distribution Agreement to extend the supply of Glassia by the Company to Takeda and increase Takeda’s minimum purchase commitment. Pursuant to the recent amendment of the Distribution Agreement entered into during August 2019, the maximum commitment by the Company to manufacture and sale Glassia to Takeda and the minimum commitment of Takeda to acquire Glassia manufactured by the Company is currently extended through the end of 2021. The Company projects that total revenues from sales of Glassia to Takeda for the year 2020 will be approximately $65 million and for the year 2021 between $25 million to $50 million. See note 22a for information regarding 2019 revenues from sales to Takeda.

Takeda is planning to complete the technology transfer of Glassia, and pending FDA approval, will initiate, during 2021 its own production of Glassia for distribution in the U.S. market. Accordingly, following the transition of manufacturing to Takeda, the Company will terminate the manufacturing and sale of Glassia to Takeda resulting in a significant reduction in revenues. Upon initiation of sales of Glassia manufactured by Takeda, Takeda will pay the Company the Royalty Payments as defined above.

Pursuant to the Distribution Agreement, Takeda is responsible to conduct any required additional clinical studies required to obtain or maintain Glassia’s marketing authorization in the Territory. Under certain condition, the Company will be required to participate in the funding of these clinical studies in a total amount not to exceed $10 million.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Contingent Liabilities and Commitments (cont.)

Pursuant to the Raw Material Supply Agreement Takeda undertook to provide the Company, free of charge, all quantities of plasma derived fraction IV-1 required by the Company for manufacturing Glassia to be sold to Takeda for distribution in the Territory. The Company accounts for the fair value of the plasma derived fraction IV-1 used and sold as revenues and charges the same fair value to cost of revenue. In addition, the Company has the right to acquire from Takeda plasma derived fraction IV-1 for its continued development and for the production, sale and distribution of Glassia by the Company outside the Territory.

b.	In November 2006, the Company entered into an agreement with PARI GmbH in connection with a supply by the third party of a certain medical devise required for the development of a Company’s Inhaled AAT product. Pursuant to the agreement, the Company was licensed to use developments made by the third party. Furthermore, the third party will provide the Company certain quantities of devices for carrying out clinical trials, free of charge. In the event that the development is successful and the underlining product obtains required marketing authorization, the Company will pay the third party royalties based on sales of the devices through the later of the device patents expiration period or 15 years from the first commercial sale of the Company’s the Inhaled AAT product.

On expiration of the royalty period, the license will become non-exclusive and the Company shall be entitled to use the rights granted to it pursuant to the agreement without paying royalties or any other compensation. In addition, and according to a mechanism set in the agreement, the third party would be required to pay royalties to the Company of the total net sales of the device exceeding a certain amount, through the later of the device patents expiration period or 15 years from the first commercial sale of the Company’s Inhaled AAT product.

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

In May 2019, the Company signed a Clinical Study Supply Agreement (“CSSA”) with such third party for the supply of the required quantities of controller kits and the web portal associated with the third party’s device required for Company’s continued clinical trials with respect the its Inhaled AAT product. The CSSA is a supplement agreement to the agreement and will expire upon the expiration or termination of the agreement.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Contingent Liabilities and Commitments (cont.)

c.	In July 2011, the Company entered into a strategic collaboration agreement with Kedrion Biopharma for clinical development, marketing, distribution and sales in the United States of KedRab, the Company’s rabies immune globulin (Human). The product, KedRab, is manufactured and marketed by the Company in other countries. The Company obtained U.S marketing approval from the FDA for KedRab in August 2017. Launch of the product in the US was initiated in the beginning of 2018.

In October 2016 the parties entered into an amendment to the agreement pursuant to which the parties agreed to conduct a required post-marketing-commitment clinical study which was initiated in March 2017 and is planned to finalize in 2020. The cost of the study is equally shared between the parties.

d.	In July 2019, the Company entered into a 7-year Master Clinical Services Agreement with a third party for the provision of certain clinical research services and other tasks to be performed by such third party, in connection with the Company’s Phase III clinical study for its inhaled AAT product.

e.	In December 2019, the Company entered into a binding term sheet for a 12-year contract manufacturing agreement with a third party to manufacture an FDA-approved and commercialized specialty hyper-immune globulin product. Following the execution of the required technology transfer from the current manufacturer, and pending obtaining all required FDA approvals, the Company is expected to commence commercial manufacturing of the product in early 2023.

f.	In December 2019, the Company entered into an agreement with Alvotech, a global biopharmaceutical company, to commercialize Alvotech’s portfolio of six biosimilar product candidates in Israel, upon receipt of regulatory approval from the Israeli Ministry of Health (“IMOH”). Pursuant to the agreement the Company is obligated to pay Alvotech certain milestone payments to Alvotech, in advance of the launch of the six biosimilar in Israel.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 18: -	Guarantees and Charges

a.	The Company provided a bank guarantees in the amount of $ 255 thousands in favor of the Lessor of its leased office facility in Rehovot, Israel, and for other obligation, as guarantee for meeting its obligations under the lease agreement.

b.	The Company pledged specific purchased assets as collateral against loans, in the original amount of NIS 8,355 thousands ($ 2,176 thousands) received to fund the purchase of such assets.

Note 19: -	Equity

a.	share capital

	December 31, 2019		December 31, 2018
	Authorized	Outstanding	Authorized	Outstanding
Ordinary shares of NIS 1 par value	70,000,000	40,353,101	70,000,000	40,295,078

b.	Movement in share capital:

Issued and outstanding share capital:

Number of
shares

Balance as of January 1, 2018	40,262,819

Issue of shares	-
Exercise of options into shares	8,686
Exercise of restricted shares	23,573
Balance as of December 31, 2018	40,295,078

Issue of shares
Exercise of options into shares	13,133
Exercise of restricted shares	44,890

Balance as of December 31, 2019	40,353,101

Ordinary shares of NIS 1 par value

c.	Rights attached to Shares

Voting rights at the shareholders general meeting, rights to dividend, rights in case of liquidation of the Company and rights to nominate directors.

d.	Share options and restricted shares

During 2019 and 2018, 67,470 and 53,584 share options, respectively, were exercised, on a cash-less basis, into 13,133 and 8,686 ordinary shares of NIS 1 par value each and 44,892 and 23,572 restricted shares were vested for total consideration of $16 thousand and $9 thousands, respectively.

For additional information regarding options and restricted shares granted to employees and management in 2019, refer to Note 20 below.

e.	Capital management in the Company

The Company’s goals in its capital management are to preserve capital ratios that will ensure stability and liquidity to support business activity and create maximum value for shareholders.

f.	Issuance of ordinary shares by the Company

Refer to Note 25 e 3 for information regarding the issuance of ordinary shares as of February 10, 2020

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: -	Share-Based Payment

On July 24, 2011, the Company’s Board of Directors approved an unregistered share options plan. In September 2016 the Company’s Board of Directors approved an amendment to the plan, to cover issuance of restricted shares (“RS”) under the plan and named it the Israeli Share Award Plan (“2011 Plan”).

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

a.	Expense recognized in the financial statements

The share based compensation expense that was recognized for services received from employees and Board of Directors members is presented in the following table:

	For the Year Ended December 31
	2019	2018	2017
	U.S. Dollar in thousands
Cost of revenues	$364	$401	$179
Research and development	254	224	138
Selling and marketing	63	51	48
General and administrative	482	272	118
Total share-based compensation	$1,163	$948	$483

b.	Share options granted to the Company’s Chief Executive Officer (“CEO”)

On June 20, 2019 the Company’s Board of Directors approved the grant of options to purchase 90,000 Ordinary Shares of the Company at an exercise price of NIS 21.34 per share and 30,000 RS to the Company’s CEO. The initial fair value of the options and of the RSs estimated based on the Binomial Model was $154 thousands and $165 thousands, respectively. The grant of the equity instruments to the Company’s CEO is subject to the approval of the General Meeting of Shareholders of the Company that is expected to take place during March 2020

c.	Share options and Restricted shares granted to Employees and Management

1.	During 2019 the Company’s Board of Directors approved the grant of 443,000 options to employees and members of the Company’s management. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $778 thousands.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: -	Share-Based Payment (cont.)

2.	During 2019, the Company’s Board of Directors approved the grant of 69,725 RSs to the Company’s employees and management. The RSs do not have exercise price. The fair value of the RSs was estimated based on the market price of the share on the grant date at $381 thousands.

d.	Share options granted to members of the Board of Directors

On January 20, 2020, the Company’s Board of Directors approved the grant of 212,800 options to Board of Directors. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $391 thousands. The grant of the options to the Board of Directors is subject to the approval of the General Meeting of Shareholders of the Company that is expected to take place by March 2020.

e.	Change of Awards during the Year

The following table lists the number of share options, the weighted average exercise prices of share options and changes in share options grants during the year:

	2019		2018		2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In NIS		In NIS		In NIS

Outstanding at beginning of year	2,445,597	29.99	2,572,372	32.47	2,487,236	35.20
Granted	443,800	20.64	617,825	19.02	458,950	21.10
Exercised	(67,470)	32.30	(53,584)	15.77	(10,659)	18.19
Forfeited	(485,373)	16.98	(691,016)	30.51	(363,155)	35.70

Outstanding at end of year	2,336,554	27.87	2,445,597	29.99	2,572,372	32.47
Exercisable at end of year	1,412,023	33.17	1,406,048	38.02	1,755,253	38.69
The weighted average remaining contractual life for the share options		3.39		3.63		3.22

The range of exercise prices for share options outstanding as of December 31, 2018 and 2019 were NIS 15- NIS 57. Exercise is by cashless method.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: -	Share-Based Payment (cont.)

f.	The following table lists the number of RSs and changes in RSs grants during the year:

	Number of RSs
	2019	2018	2017

Outstanding at beginning of year	139,706	76,512	27,333
Granted	69,725	96,308	58,835
End of restriction period	(18,643)	(23,572)	(7,656)
Forfeited	(44,892)	(9,542)	(2,000)

Outstanding at end of year	145,896	139,706	76,512
The weighted average remaining contractual life for the restricted share	2.78	3.21	3.54

g.	Measurement of the fair value of share options:

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options since the options were granted to employees and Board of Directors members.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan:

	2019	2018	2017
Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	23-41	25-39	37-45
Risk-free interest rate (%)	0.3 – 1.7	0.2-2.0	0.1-1.83
Contractual term of up to (years)	6.5	6.5	6.5
Exercise multiple	2	2	2
Weighted average share prices (NIS)	19.17-19.65	18.49-21.17	16.05-16.44
Expected average forfeiture rate (%)	2-6	1-5	1-5

Note 21: -	Taxes on Income

a.	Tax laws applicable to the Company

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: -	Taxes on Income (cont.)

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

Law for the Encouragement of Capital Investments, 1959

Tax benefits prior to Amendment 60

The Company’s facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the “Investment Law”. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until 2005, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. Each certificate of approval for an Approved Enterprise (“Certificate of Approval”) relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

Under the Approved Enterprise programs, a company is eligible for governmental grants (“Grants Track”). Under the Grants Track the Company is eligible for investments grants awarded at various rates according to the development area in which the plant is located: in Development Zone A the rate is 24% and in Development Zone B the rate is 10%. In addition to the above grants, the Company is eligible to tax exemption at the first two years of the benefit period (as define below) and is subject to reduced corporate tax of 10% to 25% during the remaining five to eight years (depending on the extent of foreign investment in the Company) of the benefit period. The benefits period is limited to the earlier of 12 years from completion of the investment or commencement of production (“Year of Operation”), or 14 years from the year in which the certificate of approval was obtained.

The benefit period for part of the Company plants has ended by 2017.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: -	Taxes on Income (cont.)

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

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years (depending on the extent of foreign investment in the company) from the first year in which the company generated taxable income (at, or after, the year of election), or 12 years from the first day of the Year of Election. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: -	Taxes on Income (cont.)

The tax benefits available under Approved Enterprise or Privileged Enterprise relate only to taxable income attributable to the specific Approved Enterprise or Privileged Enterprise, and the Company’s effective tax rate will be the result of a weighted combination of the applicable rates.

Tax Exemption Period	Reduced Tax Period	Rate of Reduced Tax	Percent of Foreign Ownership
2/10 years	5/0 years	25%	0-25%
2/10 years	8/0 years	25%	25-49%
2/10 years	8/0 years	20%	49-74%
2/10 years	8/0 years	15%	74-90%
2/10 years	8/0 years	10%	90-100%

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: -	Taxes on Income (cont.)

Under the 2011 Amendment, a uniform corporate tax rate will apply to all qualifying income of the Preferred Company, as opposed to the former law, which was limited to income from the Approved Enterprises and Beneficiary Enterprise during the benefits period. The uniform corporate tax rate will be 7% in Development Area A, and 12.5% elsewhere in Israel.

On August 5, 2013, the “Knesset” issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), which consists of Amendment 71 to the Encouragement Law (“the Amendment”). According to the Amendment, the tax rate on preferred income from a Preferred Enterprise in 2014 and onwards will be 9% in Development Area A, and 16% elsewhere in Israel.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise’s earnings as above will be subject to tax at a rate of 20% from 2014 and onwards (or a reduced rate under an applicable double tax treaty). Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

In December 2016, the Israeli “Knesset” amended the Investment Law. According to the amendment, effective from January 1, 2017 the tax rate on:

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

In December 2016, the Israeli “Knesset” approved, as part of the economic efficiency law (Legislative Amendments for Achieving Budget Targets for 2017 and 2018), a reduction of the corporate tax rate in 2017 from 25% to 24%, and in 2018 from 24% to 23%.

The Israeli corporate income tax rate was 23% in 2019 and 2018 and 24% in 2017.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: -	Taxes on Income (cont.)

c.	Tax assessments

The Company has finalized tax assessments through the end of tax year 2013.

d.	Carry forward losses for tax purposes and other temporary differences

As of December 31, 2019, the Company has carry forward losses and other temporary differences in the amount of $ 47,400 thousands. Final tax assessments for the years 2015 onwards could have an impact on the balance of carry forward tax losses for which deferred tax asset was not recognized. During 2019, the Company recorded deferred tax asset at an amount of $ 1,311 thousands representing utilization of $ 20,484 thousands of its carry forward losses in the foreseeable future. The Company did not record deferred tax asset for the remaining portion of its carry forward losses due to estimation that their utilization in the foreseeable future is not probable.

e.	Uncertain tax positions

The Company analyzed uncertainty involving income taxes on its financial statements and whether it has any potential impact on the financial statements. As of December 31, 2019 and 2018, the application of IFRIC 23 did not have a material effect on the financial statements.

f.	Deferred taxes:

The Company initially recorded deferred tax assets for carry forward losses and other temporary differences, as their utilization in the foreseeable future is estimated to be probable. Below is the roll forward for deferred taxes:

Total
U.S Dollars in thousands

Balance at January 1, 2019	$2,048
Amount carried to profit and loss	(726)
Amount carried to other comprehensive income	(11)

Balance as of December 31, 2019	$1,311

Deferred tax liabilities have not been recognized for the immaterial temporary differences associated with investments in subsidiaries because the disposal of these subsidiaries in the foreseeable future is not probable and because distributions of dividends by these companies are not subject to tax.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: -	Taxes on Income (cont.)

g.	Composition:

	Statements of financial position		Statements of profit or loss
	December 31,		Year ended December 31,
	2019	2018	2019	2018	2017
	U.S Dollars in thousands
Deferred tax liabilities:

Financial assets measured at fair value through other comprehensive income	(32)	(12)
Revaluation of derivatives	(4)

Deferred tax assets:

Carryforward tax losses	1,330	2,056	(726)	(1,944)	-
Employee benefits	25	1
Issuance of sheers
Revaluation of derivatives		3

Deferred tax income (expenses)			(726)	(1,944)

Deferred tax assets, net	$1,311	$2,048

The deferred taxes are reflected in the statement of financial position as follows:

	December 31,
	2019	2018
	NIS in thousands

Non-current assets	$1,311	$2,048

h.	Taxes on income

	Year ended December 31,
	2019	2018	2017
	U.S. Dollars in thousands
Current taxes	$-	$-	$129
Deferred tax expenses (income)	726	(1,944)	-
Taxes in respect of prior years	4	(11)	140

Taxes on income	$730	$(1,955)	$269

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: -	Taxes on Income (cont.)

i.	Theoretical tax

The table below represent the reconciliation between the statutory tax rate and the effective tax rate as recorded in profit or loss

Year ended December 31,
2019
U.S. Dollars in thousands
Gain before taxes on income	$22,981
Statutory tax rate	23%
Tax calculated using the statutory tax rate	5,286

Increase (decrease) in taxes resulting from permanent differences - the tax effect:

Adjustment of deferred tax balances following a change in tax rates	(356)
Taxable income with preferred income tax rates by virtue of the Encouragement Law	(3,747)
Tax exempt income, income subject to special tax rates and nondeductible expenses and other	(105)
Increase in unrecognized tax losses in the year	(352)
Prior year taxes	4

Tax on income	$730
Effective tax rate	3.2%

Year ended December 31,
2018
U.S. Dollars in thousands
Gain before taxes on income	$20,341
Statutory tax rate	23%
Tax calculated using the statutory tax rate	4,678

Carry-forward tax losses utilization for which no deferred taxes were provided, net	(4,678)
Temporary differences for which deferred taxes are initially recognized	(1,944)
Prior year taxes	(11)

Tax on income	$(1,955)
Effective tax rate	9.6%

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: -	Supplementary Information to the Statements of Profit and Loss

a.	Additional information about revenues

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars in thousands

Revenues from major customers each of whom amount to 10% or more, of total revenues
Customer A(1)	$68,138	$63,788	$60,383
Customer B	16,369	11,779	-
Customer C	14,454	-	-

	$98,961	$75,567	$60,383

(1)	For additional information regarding the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied, refer to note 17a.

b.	Revenues based on the location of the customers, are as follows:

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars in thousands

U.S.A	$84,572	$75,331	$60,405
Israel	31,959	28,093	26,355
Europe	4,701	3,594	5,348
Latin America	3,792	3,994	5,248
Asia	2,067	3,336	4,979
Others	96	121	490
Total Revenue	$127,187	$114,469	$102,825

c.	Cost of goods sold

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars in thousands

Cost of materials	$69,766	$56,156	$41,179
Salary and related expenses	16,941	15,290	13,755
Subcontractors	4,451	3,633	3,995
Depreciation and amortization	2,991	2,859	2,504
Energy	1,551	1,426	1,202
Other manufacturing expenses	712	566	954

	96,412	79,930	63,589
Decrease (increase) in inventories	(18,962)	(6,933)	7,148
Total Cost of goods sold	$77,450	$72,997	$70,737

d.	Research and development

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars in thousands

Salary and related expenses	$5,897	$5,925	$6,537
Subcontractors	5,196	2,275	3,392
Materials and allocation of facility costs	966	1,131	1,597
Depreciation and amortization	663	159	120
Others	337	257	327

Total Research and development	$13,059	$9,747	$11,973

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: -	Supplementary Information to the Statements of Profit and Loss (cont.)

e.	Selling and marketing

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars in thousands

Salary and related expenses	$1,467	1,647	1,470
Marketing support	103	121	95
Packing, shipping and delivery	504	477	607
Marketing and advertising	788	424	627
Registration and marketing fees	917	470	1,162
Others	591	491	437

Total Selling and marketing	$4,370	$3,630	$4,398

f.	General and administrative

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars in thousands

Salary and related expenses	$3,475	$3,085	3,138
Employees welfare	1,296	1,151	2,182
Professional fees and public company expense	2,162	2,012	1,549
Depreciation, amortization and impairment	717	686	649
Communication and software services	799	675	554
Others	745	916	201

Total General and administrative	$9,194	$8,525	$8,273

g.	Financial expense(income)

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars in thousands

Financial income
Interest income and gains from marketable securities	$1,146	$830	$500

Financial expense
Fees and interest paid to financial institutions	293	172	82

Financial income and (expense)
Derivatives instruments measured at fair value	(512)	504	(511)
Translation differences of financial assets and liabilities	(139)	98	(101)
Bond securities measured at fair value	(5)	(178)	(80)

Total Financial expense(income)	$197	$1,082	$(274)

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 23: - Income (loss) Per Share

a.	Details of the number of shares and income (loss) used in the computation of income (loss) per share

	Year Ended December 31,
	2019		2018		2017
	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Loss Attributed to equity holders of the Company
		U.S. Dollars in thousands		U.S. Dollars in thousands		U.S. Dollars in thousands
For the computation of basic income (loss)	40,320,888	$22,251	40,275,374	$22,296	37,970,697	$6,901
Effect of potential dilutive ordinary shares	260,739	-	170,043	-	74,400	-

For the computation of diluted income (loss)	40,581,627	$22,251	40,445,417	$22,296	38,045,097	$6,901

b.	The computation of the diluted income per share for the years ending December 31, 2019, 2018 and 2017 took into account the options and RSs due to their dilutive effect.

Note 24: - Operating Segments

a.	General

The operating segments are identified on the basis of information that is reviewed by the chief operating decision makers (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Company is organized into operating segments based on the products and services of the business units and has two operating segments as follows:

Proprietary Products	Development, manufacturing, sales and distribution of plasma-derived protein therapeutics.

Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

Segment performance is evaluated based on revenues and gross profit in the financial statements.

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly the Company’s headquarter assets, research and development costs, sales and marketing costs, general and administrative costs and financial costs (consisting of finance expenses and finance income and including fair value adjustments of financial instruments), are managed on a Company basis.

The segment liabilities do not include loans and financial liabilities as these liabilities are managed on a group basis.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 24: - Operating Segments (cont.)

b.	Reporting on operating segments

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousands

Year Ended December 31, 2019
Revenues	$97,696	$29,491	$127,187
Gross profit	$45,271	$4,466	$49,737
Unallocated corporate expenses			(26,953)
Finance income, net			197

Income before taxes on income			$22,981

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands

Year Ended December 31, 2018
Revenues	$90,784	$23,685	$114,469
Gross profit	$37,988	$3,484	$41,472
Unallocated corporate expenses			(22,213)
Finance income, net			1,082

Income before taxes on income			$20,341

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousand

Year Ended December 31, 2017
Revenues	$79,559	$23,266	$102,825
Gross profit	$28,224	$3,864	$32,088
Unallocated corporate expenses			(26,644)
Finance expense, net			(274)

Loss before taxes on income			$7,170

Note 25: -	Balances and Transactions with Related Parties

a.	Balances with related parties

	December 31, 2019	December 31, 2018
	U.S. Dollars in thousands

Other accounts payables	$151	$336
Employee benefit liabilities, net	$-	$80
Trade receivable	$-	$1,135

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 25: - Balances and Transactions with Related Parties (cont.)

b.	Transactions with employed/directors that accounts as related parties

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars in thousands

Salary and related expenses to those employed by the Company or on its behalf	$311	$352	$460

Remuneration of directors not employed by the Company or on its behalf	$363	$366	$107

Number of People to whom the Salary and remuneration Refer:

Related and related parties employed by the Company or on its behalf	2	2	2
Directors not employed by the Company	7	8	2

Total Directors employed and not employed by the Company	9	10	4

c.	Transactions with key executive personnel (including non-related parties)

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars in thousands

Short-term benefits	$3,157	$2,766	$2,959
Share-based payment	188	285	310
Other long-term benefits	-	-	6

Total	$3,345	$3,051	$3,275

d.	Transactions with related parties

	Year Ended December 31,
	2019	2018	2017
	U.S. Dollars in thousands
Revenues	$2,566	$3,529	$3,455
Cost of Goods Sold	$13	$-	$-
Selling and marketing expenses	$257	$313	$121
General and administrative expenses	$447	$408	$446

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 25: - Balances and Transactions with Related Parties (cont.)

e.	Terms of Transactions with Related Parties

Sales to related parties are conducted at market prices. Open account that have yet to be repaid by the end of the year by a related party bear no interest and their settlement will be in cash and certain balances are guaranteed by letter of credit. For the years ended December 31, 2019, 2018 and 2017, the Company recorded no allowance for doubtful accounts for trade receivable from related parties.

1.	On May 26, 2011, the Company entered into an amended agreement with Tuteur SACIFIA (“Tuteur”), a company registered in Argentina, currently under the control of the Hahn family. Such amended agreement revises and replaces the distribution agreement signed in 2001 between the Company and Tuteur in connection with the distribution of Glassia in Argentina and Paraguay. The amended agreement was made as an arm’s length transaction. On August 19, 2014 the Company entered into a subsequent amendment to the agreement, pursuant to which, the Company granted Tuteur distribution right in Argentina for its KamRho(D) product. In addition the distribution territory and expanded to include Bolivia.

Pursuant to the distribution agreement, Tuteur serves as the exclusive distributor of Glassia and KamRho(D), in Argentina, Paraguay and Bolivia. In 2016 the Board of Directors approved a marketing contribution funding to Tuteur for reimbursement of costs associated with marketing activities aimed to locating new AATD patients and increasing the overall number of AATD patients treated with Glassia in Argentina. Such funding was paid by the Company in each of 2016 and 2017. In addition, in 2016 and in 2017 the Board of Directors approved extending a price discount for KamRho(D) to Tuteur.

During 2018, a third amendment to the agreement was executed, which was effective as of July 1, 2018, pursuant to which the Company extended a price discount for Glassia. Pursuant to the third amendment Tuteur was obligated to issue bank guarantees to cover any future outstanding debt due to supply of products by the Company to Tuteur.

2.	On July 29, 2015 the Company entered into a distribution agreement with Khairi S.A. (“Khairi”), a company held, inter alia, by Mr. Leon Recanati, the Chairman of the Company’s Board of Directors, and Mr. Jonathan Hahn, a director of the Company and his siblings, for the distribution of Glassia and KamRho(D) in Uruguay. This distribution agreement with Khairi is an arm’s length transaction. For the years ending December 31, 2019, 2018 and 2017 there were no sales of Glassi and KamRho(D) by the Company to Khairi

3.	FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”) purchased on November 21, 2019 5,240,956 ordinary shares at a price of $6.00, representing 12.99%. On February 10, 2020, the Company closed a private placement with FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”), a then 12.99% stockholder of the Company. Pursuant to the private placement the Company issued 4,166,667 ordinary shares at a price of $6.00 per share, for an aggregate gross proceeds of $25,000 thousands. Upon closing of the private placement, the FIMI Funds ownership represents approximately 21% of the Company’s outstanding shares. Concurrently, the Company entered into a registration rights agreement with the FIMI Funds, pursuant to which the FIMI Funds are entitled to customary demand registration rights (effective six months following the closing of the transaction) and piggyback registration rights with respect to all shares held by FIMI Funds. Mr. Ishay Davidi, Ms. Lilach Asher Topilsky and Mr. Amiram Boehm, members of our board of directors, are executives of the FIMI Funds.

The following Israeli entities: Amnir recycling industries Ltd., Grafity office equipment marketing, G-one security solutions, Carmel Frenkel IND, and Oxygen & Argon works Ltd who are controlled by the FIMI Funds, are currently engaged by the Company for the provision of certain services relating to its continuous operations in non-material amounts and in market prices.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 25: - Balances and Transactions with Related Parties (cont.)

f.	CEO employment terms

On December 20, 2018 the Company’s shareholders approved an amendment to the employment terms of the Company’s CEO. Pursuant to the amendment the CEO monthly gross salary increased to NIS 82,500 (or $22,627), effective as of July, 1 2018. On June 20, 2019 the Company’s Board of Directors approved a subsequent amendment to the employment terms of the Company’s CEO, pursuant to which, the monthly gross salary will increased to NIS 88,000 (or $25,462), effective as July 1, 2019. The updated employment terms are subject to the approval of the General Meeting of Shareholders which is expected to take place during March 2020.

During 2019 the Company accounted for a bonus accrual to the CEO in the amount of $189 thousands. As for a grant of options and restricted shares to the CEO, refer to Note 20b.

Note 26: - Events Subsequents to the Reporting Period

a.	As for grant of options to the members of the Board of Directors approved by the Board of Directors on January 20, 2020, refer to Note 20d.

b.	As for the private placement closed with the FIMI funds on February 10, 2020 refer to note 25e3.