Form 20-F/A
period 2019-12-31
KAMADA LTD
filed 2020-03-16
CIK 1567529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Amir London, Chief Executive Officer
2 Holzman St., Science Park

Rehovot 7670402, Israel
+972 8 9406472
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Ordinary Shares, par value NIS 1.00 each	KMDA	The Nasdaq Stock Market LLC

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

☐   Yes   ☒   No

EXPLANATORY NOTE

This amendment No.1 (the “Amendment No. 1”) to the annual report on Form 20-F for the fiscal year ended December 31, 2019 of Kamada Ltd., which was originally filed with the Securities and Exchange Commission on February 26, 2020 (the “2019 Annual Report”), is being filed solely for purposes of filing the “Description of Securities” exhibit as Exhibit 2.1 in accordance with Form 20-F. Exhibit 2.1 was inadvertently not previously filed as an exhibit to the 2019 Annual Report.

This Amendment No. 1 speaks as of the filing date of the 2019 Annual Report on February 26, 2020. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2019 Annual Report, or reflect any event that has occurred after the 2019 Annual Report was originally filed.

Item 19. Exhibits

Exhibit No.	Description
2.1	Description of Securities

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No.1 on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 on its behalf.

KAMADA LTD.

By:	/s/ Chaime Orlev
Chaime Orlev
Chief Financial Officer

Date: March 16, 2020

2