Form 20-F
period 2020-12-31
KAMADA LTD
filed 2021-02-24
CIK 1567529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

As of December 31, 2020, the Registrant had 44,742,963 Ordinary Shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management in light of the information currently available to it. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but without limitation, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “likely,” “may,” “will,” “would,” or “could,” or other words, expressions or phrases of similar substance or the negative thereof. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

●	our expectation that Takeda Pharmaceutical Company Limited (“Takeda”) will complete the technology transfer of Alpha-1 Antitrypsin (“AAT”) intravenous product, GLASSIA® (“GLASSIA”), and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021 and that accordingly, we anticipate that sales of GLASSIA to Takeda during 2021 will be reduced to approximately $25 million, as compared to $64.9 million during 2020;

●	our expectation that the reduction in GLASSIA sales to Takeda during 2021 (as mentioned above), and the higher levels of inventory of our proprietary products at our distributers (including that of our anti-rabies immunoglobulin products, KEDRAB® (“KEDRAB”) at Kedrion S.p.A (“Kedrion”) as well as our commercial products at our Israeli customers, and our expectation that the continued effect of change in product sales mix during 2021, as well as reduced plant utilization are anticipated to result in a reduction in revenues and profitability in 2021;

●	our intention to expand our Proprietary plasma-derived products business by maximizing the market potential of our existing Proprietary products portfolio;

●	our intention to broadening our Distribution products portfolio, with a focus on biosimilar products;

●	our intention to enhance our current manufacturing capabilities, and to evolve into a vertically integrated plasma-derived company;

●	our plan to continue to develop our pipeline, primarily focusing on the pivotal Phase 3 InnovAATe clinical trial of Inhaled AAT for the treatment of Alpha-1 Antitrypsin Deficiency (“AATD”) and the development of our Anti-SARS-CoV-2 IgG product, and to explore new strategic business development opportunities.

●	our intention, in a post-COVID-19 era, to leverage our expertise in plasma-derived protein therapeutics in order to address unmet medical needs in potential future emerging healthcare pandemic or epidemic crises, and to establish a holistic IgG readiness offering and identify additional opportunities in complementary pandemic-related treatment solutions;

●	our expectation that the financial impact of the COVID-19 pandemic cannot be reasonably estimated at this time but may materially affect our business, financial condition and results of operation, and that the full extent to which the pandemic impacts our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity and duration of the pandemic and actions to contain its spread or treat its impact, among others;

●	our expectation that the reduced plant utilization as well as the expected change in product sales mix, driven by the expected reduction in sales of GLASSIA to Takeda, will result in a continued decrease in the Propriety Products segment’s full-year gross margins for 2021;

●	our intent to leverage our experience and available manufacturing capacity at our FDA-approved manufacturing facility to initiate the production of additional plasma-derived products following the transition of GLASSIA manufacturing to Takeda during 2021 through acquisitions or provision of CMO services;

●	our expectation that following the completion of the currently on-going technology transfer process, and pending receipt of all required FDA approvals, we will commence commercial manufacturing in early 2023 of an FDA-approved and commercialized specialty hyper-immune globulin product with respect to which we entered into a binding term sheet for a 12-year contract manufacturing agreement in December 2019;

●	our estimation, based on the current market sales volume of this specialty hyper-immune globulin product, that its manufacturing opportunity will add approximately $8 million to $10 million to our annual revenues, with estimated gross margin level similar to the average gross margins of our Proprietary Products segment;

●	our expectation that the recent agreement entered into with respect to the acquisition of the plasma collection center of Blood and Plasma Research, Inc. (“B&PR”) in Beaumont, Texas, which represents our entry into the U.S. plasma collection market, shall further our strategic goal of becoming a fully integrated specialty plasma company;

●	our plan, following the closing of the acquisition of the B&PR plasma collection center in Beaumont, Texas, to significantly expand our hyperimmune plasma collection capacity by investing in the center, and to leverage its FDA license to open additional centers in the United States;

●	our expectation that upon initiation of sales of GLASSIA manufactured by Takeda, Takeda will pay us royalties at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040, and our expectation that based on current GLASSIA sales in the United States and forecasted future growth, we will receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040;

●	our expectation to supply during the first months of 2021, to the Israel Ministry of Health (“IMOH”), pursuant to an agreement entered into during October 2020, such quantities of our investigational Anti-SARS-CoV-2 IgG product to treat approximately 500 hospitalized COVID-19 patients in Israel, and that this initial supply is expected to generate approximately $3.4 million in revenue in 2021;

●	our anticipation, based on discussions with the IMOH, that the treatment utilizing our investigational Anti-SARS-CoV-2 IgG product will be provided as part of a multi-center clinical study initiated by the IMOH;

●	our plans to ramp up our investigational Anti-SARS-CoV-2 IgG manufacturing capacity, and our intention to increase our supply capabilities during 2021 to support potential additional demand from the IMOH, and possibly other international markets;

●	our belief that our current cash and cash equivalents and short-term investments will be sufficient to satisfy our liquidity requirements for the next 12 months;

●	our belief that our relationships with our strategic partners, including with Takeda and Kedrion, will continue without disruption;

●	our belief that we will be able to register our proprietary products in additional countries where they are not currently registered, and our belief that this would lead to additional sales worldwide;

●	our belief that we will be able to continue to meet our customers demand for GLASSIA, KEDRAB, and other proprietary products;

●	our expectation that sales of KamRAB through the Pan American Health Organization (“PAHO”), as well as in Canada and other markets will continue in 2021;

●	our estimation that the total U.S. market for rabies treatment is approximately $150 million per year and our expectation that our market share for KEDRAB sales in the U.S. market will continue to grow in the coming years;

●	our belief that U.S.-based and other healthcare providers would seek to continue to diversify their source of anti-rabies immunoglobulin using our product;

●	our belief that anti-rabies products based on equine serum are inferior to products made from human plasma;

●	our expectations regarding the potential market opportunities for our products and product candidates;

●	our expectations regarding the potential actions or inactions of existing and potential competitors of our products, including our belief that there will be no new supplier of AAT by infusion in the U.S. market in the near future;

●	the legislation or regulation in countries where we sell our products that affect product pricing, reimbursement, market access or distribution channels may affect our sales and profitability;

●	our projection that changes in the product sales mix and geographic sales mix may have an effect on our sales and profitability;

●	our ability to procure adequate quantities of plasma and fraction IV from our suppliers, which are acceptable for use in our manufacturing processes;

●	our ability to maintain compliance with government regulations and licenses;

●	our expectation of launching Bonsity in Israel during 2022 upon receipt of regulatory approval from the IMOH;

●	our expectation of launching five other biosimilar products pursuant to an agreement with Alvotech and three other biosimilar products during the years 2022 to 2025, subject to approval by the European Medicines Agency (“EMA”) and subsequent approval by IMOH;

●	our estimation that the potential aggregate maximum revenues, achievable within several years of launch, generated by the distribution of all nine biosimilar products to be in the range of $25 million to $35 million annually;

●	our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates;

●	our plan to continue to evaluate the best suitable plan for the U.S. and/or EU Anti-SARS-CoV-2 IgG clinical program, and that we will advance the development of the product upon the conclusion of this review;

●	our expectation that the final results from a Phase 1/2 open-label, single-arm, multi-center clinical trial in Israel of our Anti-SARS-CoV-2 IgG product will be available during the first quarter of 2021;

●	our belief that the market opportunity for AAT products will continue to grow;

●	our ability to attract partners for development programs for Inhaled AAT for AATD in the United States and the European Union, and to maintain such partnerships, if we decide to pursue such direction, as well as the impact on our business resulting from such partnerships, or from a failure to form such partnerships or fully realize the benefits of such partnerships;

●	our belief that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby decreasing the need for clinic visits or nurse home visits and reducing medical costs;

●	our belief that Inhaled AAT for AATD will enable us to treat significantly more patients from the same amount of fraction IV and production capacity and therefore increase our profitability;

●	our ability to, obtain and/or maintain regulatory approvals for our products and new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

●	our development plan of a recombinant AAT product and its future potential utilization;

●	our ability to obtain and maintain protection for the intellectual property, trade secrets and know-how relating to or incorporated into our technology and products;

●	our expectations regarding our ability to utilize Israeli tax incentives against future income; and

●	our expectations regarding taxation, including that we will not be classified as a passive foreign investment company for the taxable year ending December 31, 2021.

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

The audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 included in this Annual Report have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.215, the exchange rate published by the Bank of Israel as of December 31, 2020.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table summarizes our consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2020, 2019 and 2018 and the consolidated balance sheets data as of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this Annual Report. We have derived the summary consolidated statements of operations data for the years ended December 31, 2017 and 2016 and the summary consolidated balance sheet data as of December 31, 2018, 2017 and 2016 from our audited consolidated financial statements not included in this Annual Report.

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

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(U.S. Dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues from Proprietary Products	$100,916	$97,696	$90,784	$79,559	$55,958
Revenues from Distribution	32,330	29,491	23,685	23,266	21,536
Total revenues	133,246	127,187	114,469	102,825	77,494
Cost of revenues from Proprietary Products	57,750	52,425	52,796	51,335	37,723
Cost of revenues from Distribution	27,944	25,025	20,201	19,402	18,411
Total cost of revenues	85,694	77,450	72,997	70,737	56,134
Gross profit	47,552	49,737	41,472	32,088	21,360
Research and development expenses	13,609	13,059	9,747	11,973	16,245
Selling and marketing expenses	4,518	4,370	3,630	4,398	3,243
General and administrative expenses	10,139	9,194	8,525	8,273	7,353
Other expense	49	330	311	-	-
Operating income (loss)	19,237	22,784	19,259	7,444	(5,481)
Financial income	1,027	1,146	830	500	470
Income (expense) in respect of securities measured at fair value, net	102	(5)	(178)	(80)	(13)
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net	(1,535)	(651)	602	(612)	127
Financial expense	(266)	(293)	(172)	(82)	(114)
Income (loss) before taxes on income	18,565	22,981	20,341	7,170	(5,011)
Taxes on income	1,425	730	(1,955)	269	1,722
Net income (loss)	17,140	22,251	22,296	6,901	(6,733)
Income (loss) attributable to equity holders	17,140	22,251	22,296	6,901	(6,733)
Income (loss) per share attributable to equity holders:
Basic	$0.39	$0.55	$0.55	$0.18	$(0.18)
Diluted	$0.38	$0.55	$0.55	$0.18	$(0.18)
Weighted-average number of ordinary shares used to compute income (loss) per share attributable to equity holders:
Basic	40,140,771	40,320,888	40,275,374	37,970,697	36,418,833
Diluted	44,589,878	40,581,627	40,445,417	38,045,097	36,418,833

Consolidated Statements of Cash Flows:
Cash flows from operating activities	$19,105	$27,571	$10,546	$3,608	$1,897
Cash flows from investing activities	(13,127)	(564)	(5,176)	(15,608)	1,637
Cash flows from financing activities	23,364	(1,530)	(587)	15,320	1,490

Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term investments	$100,266	$73,907	$50,592	$43,019	$28,632
Trade receivables	22,108	23,210	27,674	30,662	19,788
Working capital (1)	152,947	110,823	87,321	67,486	49,871
Total assets	210,665	173,797	138,116	122,110	99,696
Total liabilities	32,027	38,478	25,740	32,618	32,953
Total shareholders’ equity	178,638	135,319	112,376	89,492	66,743
Number of outstanding ordinary shares	44,742,963	40,353,101	40,295,078	40,262,819	36,447,175
Other Data:
Adjusted net income (loss)(2) (3)	$18,117	$23,414	$23,244	$7,384	$(5,663)
Adjusted EBITDA(2)	$25,111	$28,466	$23,910	$11,450	$(909)

(1)	Working capital is defined as total current assets minus total current liabilities.

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

(3)	Adjusted EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses. Management believes that adjusted EBITDA provides useful information to investors for the same reasons discussed above for adjusted net income (loss).

The following tables set forth adjusted net income (loss) and adjusted EBITDA and also reconcile these figures to the IFRS measure net income (loss):

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(U.S. Dollars in thousands)
Net income (loss)	$17,140	$22,251	$22,296	$6,901	$(6,733)
Non-cash share-based compensation expenses	977	1,163	948	483	1,071
Adjusted net income (loss)	$18,117	$23,414	$23,244	$7,384	$(5,663)

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(U.S. Dollars in thousands)
Net income (loss)	$17,140	$22,251	$22,296	$6,901	$(6,733)
Income tax expense	1,425	730	(1,955)	269	1,722
Financial expense, net	672	(197)	(1,082)	274	(470)
Depreciation and amortization expense	4,897	4,519	3,703	3,523	3,501
Non-cash share-based compensation expenses	977	1,163	948	483	1,071
Adjusted EBITDA	$25,111	$28,466	$23,910	$11,450	$(909)

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

Risks Related to Our Business

Our business is currently highly concentrated on our two leading products, GLASSIA and KEDRAB, and in our largest geographic region, the United States. Any adverse market event with respect to such products or the United States would have a material adverse effect on our business (see next risk factor for the effect of transition of GLASSIA manufacturing to Takeda in 2021).

We rely heavily upon the sales of GLASSIA, our AAT intravenous product, and KEDRAB, the post-exposure prophylactic treatment of rabies. Revenue from these products comprised approximately 53%, 58% and 60% and 14%, 13% and 10%, respectively, of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively.

With respect to a reduction in sales of GLASSIA due to the transfer of GLASSIA manufacturing to Takeda see “—With the cessation of production of GLASSIA for Takeda in 2021, our revenues and profitability will decrease.” If KEDRAB were to lose significant sales, or were to be substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if these products were to become the subject of litigation and/or an adverse governmental ruling requiring us to cease the manufacturing, export or sales of these products, our business would be adversely affected.

We also rely heavily on sales in the United States, which comprised approximately 63%, 66% and 66% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively. If our U.S. sales were significantly impacted by material changes to government or private payor reimbursement, other regulatory developments, competition or other factors, then our business would be adversely affected.

With the cessation of production of GLASSIA for Takeda in 2021, our revenues and profitability will decrease.

We have a partnership arrangement with Takeda, pursuant to which Takeda is the sole distributor of GLASSIA in the United States, Canada, Australia and New Zealand. The partnership agreement was originally executed in 2010 with Baxter International Inc. (“Baxter”). During 2015, Baxter assigned all its rights under the partnership agreement to Baxalta U.S. Inc. (“Baxalta”), an independent public company which spun-off from Baxter. In 2016, Shire plc (“Shire”) completed its acquisition of Baxalta, and as a result, all of Baxalta’s rights under the partnership agreement were assigned to Shire. In January 2019, Takeda completed its acquisition of Shire.

In 2021, Takeda will complete the technology transfer of GLASSIA, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market. After this transition, Takeda has no obligation to purchase any amount of GLASSIA from us. Based on our agreement with Takeda, we anticipate that sales of GLASSIA to Takeda during 2021 will be reduced to approximately $25 million, as compared to $64.9 million during 2020, which is Takeda’s minimum commitment for 2021 pursuant to our existing agreement. Based on the agreement between the companies, upon initiation of sales of GLASSIA manufactured by Takeda, it will pay royalties to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. Based on current GLASSIA sales in the United States and forecasted future growth, we project receiving royalties from Takeda in the range of $10 million to $20 million per year from 2022 to 2040. The transition of GLASSIA manufacturing to Takeda and the transition of the agreement to its royalties phase will result in a significant reduction of our revenue and profitability.

We may have excess manufacturing plant capacity in our manufacturing facility, which may result in significant reduction in operating profits.

Our revenues will decrease and our operating results may be materially and adversely impacted if we are unable to continue operating our manufacturing facility at its current capacity and/or level of profitability, or otherwise to reduce direct and indirect costs relating to our manufacturing facility in line with any reduction in demand or manufacturing level.

Following the transition of GLASSIA manufacturing to Takeda, we may be affected by reduced efficiency of our manufacturing facility, which may cause us to incur increased manufacturing costs per vial, reduced gross profitability and potential operating losses. We plan to utilize the excess manufacturing capacity in our manufacturing plant to support the growth of our other existing proprietary products. While we are capable of manufacturing more of these products, there is no assurance that there will be increased market demand for these products in the currently existing markets in which we distribute our products or other markets. The manufacturing of excess quantities of products, which may not be sold due to lower demands, may result in the need to write-down the value of inventories which may result in significant operating losses.

The reduced plant utilization as well as the expected change in product sales mix driven by the expected reduction in sales of GLASSIA to Takeda, is anticipated to result in a continued decrease in the Propriety Products segment’s full-year gross margins.

We believe the risk of not adequately adjusting to lower plant utilization could result in inefficiencies, reduced profitability or operating losses. In addition, these changes may require significant layoffs, which may be expensive and may lead to labor issues and strikes, which could affect our ability to continue to manufacture products and may lead to increase costs, reduced profitability and operating losses. For labor related risk see “—We have entered into a collective bargaining agreement with the employees’ committee and the Histadrut (General Federation of Labor in Israel), and we have incurred and could in the future incur labor costs or experience work stoppages or labor strikes as a result of any disputes in connection with such agreement.”

Manufacturing of new plasma-derived products in our manufacturing facility requires a lengthy and challenging development project and/or technology transfer project as well as regulatory approvals, all of which may not materialize.

We are exploring opportunities to manufacture in our manufacturing plant other new plasma-derived products that we have not previously manufactured.

The manufacturing of other marketed or investigational plasma-derived products in our plant, including, our Anti-SARS-CoV-2 IgG investigational product as a potential treatment for COVID-19 and the hyper-immune globulin product for which we executed a 12-year contract manufacturing agreement with an undisclosed partner, requires a lengthy and challenging development project and/or technology transfer project through which we transfer the know-how and capabilities to manufacture the new product. Such projects are usually complex and involve investment of significant time (approximately two to four years) and resources. There is no assurance that such development and/or technology transfer projects will be successful and will allow us to manufacture the new product according to its required specifications.

Such development and/or technology transfer projects require regulatory approval by the FDA and/or EMA or other relevant regulatory agencies. Obtaining such regulatory approval may require activities such as the manufacturing of comparable batches and/or performing comparability non-clinical and/or clinical studies between the product manufactures by its existing manufacturer and the product manufactured at our manufacturing facility. There is no assurance that we will be able to provide supporting comparability results that meet all regulatory requirements needed to obtain the regulatory approval required to be able to commence commercial manufacturing of new plasma-derived products in our manufacturing plant.

If we are unable to adequately complete the required development and/or technology transfer projects or subsequently obtain the required regulatory approvals, we will not be able to utilize the excess capacity of our manufacturing plant and may suffer reduced profitability or operating losses.

We may not realize the anticipated benefits of our recent agreement for the acquisition of the plasma collection operations of B&PR, the purpose of which is to become less dependent on plasma supply from third parties and reduce costs associated with source plasma procurement.

As recently announced, in January 2021 we entered into an agreement for the acquisition, subject to customary closing conditions, of the plasma collection center of B&PR in Beaumont, Texas, which specializes in the collection of hyper-immune plasma used in the manufacture of Anti-D immunoglobulin products (“Anti-D products”). B&PR’s plasma collection center is one of the few FDA-licensed centers in the U.S. producing the raw materials required for these products. The acquisition of B&PR’s plasma collection center shall represent our entry into the U.S. plasma collection market and further our strategic goal of becoming a fully integrated specialty plasma company. We plan to significantly expand our hyperimmune plasma collection capacity by investing in B&PR’s plasma collection center at Beaumont, Texas and leveraging its FDA license to open additional centers in the U.S. However, given our limited prior experience in managing plasma collection operations as well as the operational, technical and regulatory challenges in maintaining plasma collection operations, we may not be able to realize the anticipated benefits of the acquisition. We may not be able to adequately collect all sufficient quantities of plasma through our plasma collection operations and there can be no assurance that we will be able to reduce the cost of plasma through our collection operations, as compared to costs associated with acquisition of plasma from third parties.

See also “—We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of the source plasma or plasma derivatives were to raise significantly”; and “—We may engage in strategic transactions to acquire assets, businesses, or rights to products, product candidates or technologies or form collaborations or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt, or cause us to incur significant expense.”

Our two leading product development candidates are Inhaled AAT for AATD and Anti-SARS-CoV-2 IgG as a potential therapy for COVID-19; and in addition, we have several other early stage development projects. There can be no assurance that the development activities associated with these products will materialize and result in the FDA, EMA or any other relevant agencies granting us marketing authorization for any of these products.

Our two leading product development candidates are Inhaled AAT for AATD and Anti-SARS-CoV-2 IgG as a potential therapy for COVID-19; and in addition, we have several other early stage development projects.

During December 2019, the first patient was randomized in Europe into our pivotal Phase 3 InnovAATe clinical trial evaluating the safety and efficacy of our proprietary inhaled AAT therapy for the treatment of AATD. The study was initiated following extensive discussions with both the FDA and EMA regarding the trial’s design as well a thorough analysis of a prior pivotal Phase 2/3 clinical trial for Inhaled AAT for AATD conducted in Europe, which did not meet its primary or other pre-defined efficacy endpoints. In addition to the pivotal study and based on feedback received from the FDA regarding anti-drug antibodies (“ADA”) to Inhaled AAT, we intend to concurrently conduct a sub-study in North America in which approximately 30 patients will be evaluated for the effect of ADA on AAT levels in plasma with Inhaled AAT and IV AAT treatments. There can be no assurance that we will be able to complete this study successfully or that the study results will be sufficient for obtaining FDA and EMA approval. See also “As a result of the COVID-19 pandemic we have encountered delays in patient recruitment into our pivotal Phase 3 InnovAAT clinical study conducted at a first study site in Europe and it has impacted and may continue to impact our ability to open additional study sites in the United States and Europe.”

In response to the recent COVID-19 outbreak, in early 2020 we initiated the development of our Anti-SARS-CoV-2 IgG product as a potential treatment for COVID-19. In August 2020, we initiated a Phase 1/2 open-label, single-arm, multi-center clinical trial in Israel of our product; and in September 2020, we announced initial interim results for the Phase 1/2 clinical trial. We subsequently submitted a pre-Investigational New Drug (“IND”) information package to the FDA with our proposed U.S. clinical development plan. Following recent response from the FDA to our information package, we continue to evaluate the best suitable plan for the U.S. and/or EU Anti-SARS-CoV-2 IgG clinical program, and will advance the development of the product upon the conclusion of this review. There can be no assurance that we will be able to successfully complete the additional requirement for submission of an IND and thereafter initiate a clinical development program required as a basis for a potential approval of the product.

In addition, we are currently engaged in the development of other product candidates, including a recombinant AAT product candidate as well as testing our intravenous AAT product for other indications such as organ preservation, and there can be no assurance that such development activities will progress and obtain the required regulatory approvals.

See also: “Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results” and “—If we are unable to successfully introduce new products and indications or fail to keep pace with advances in technology, our business, financial condition and results of operations may be adversely affected.”

We may engage in strategic transactions to acquire assets, businesses, or rights to products, product candidates or technologies or form collaborations or make investments in other companies or technologies that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt, or cause us to incur significant expense.

As part of our business development strategy, we may engage in strategic transactions to expand and diversify our product portfolio, including through the acquisition of assets, businesses, or rights to products, product candidates or technologies or through strategic alliances or collaborations, such as the recent B&PR transaction. We may not identify suitable strategic transactions, or complete such transactions in a timely manner, on a cost-effective basis, or at all. Moreover, we may devote resources to potential opportunities that are never completed, or we may incorrectly judge the value or worth of such opportunities. Even if we successfully execute a strategic transaction, we may not be able to realize the anticipated benefits of such transaction, may incur additional debt or assume unknown or contingent liabilities in connection therewith, and may experience losses related to our investments in such transactions. Integration of an acquired company or assets into our existing business may not be successful and may disrupt ongoing operations, require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, and require management resources that would otherwise focus on developing our existing business. Even if we are able to achieve the long-term benefits of a strategic transaction, our expenses and short-term costs may increase materially and adversely affect our liquidity. Any of the foregoing could have a material effect on our business, results of operations and financial condition.

In addition, strategic transactions, such as the recent B&PR transaction, may entail numerous operational, financial and legal risks, including:

●	incurrence of substantial debt, dilutive issuances of securities or depletion of cash to pay for acquisitions;

●	exposure to known and unknown liabilities, including possible intellectual property infringement claims, violations of laws, tax liabilities and commercial disputes;

●	higher than expected acquisition and integration costs;

●	difficulty in integrating operations and personnel of any acquired business;

●	increased amortization expenses or, in the event that we write-down the value of acquired assets, impairment losses;

●	impairment of relationships with key suppliers or customers of any acquired business due to changes in management and ownership;

●	inability to retain personnel, customers, distributors, vendors and other business partners integral to an in-licensed or acquired product, product candidate or technology;

●	potential failure of the due diligence processes to identify significant problems, liabilities or other shortcomings or challenges;

●	entry into indications or markets in which we have no or limited direct prior development or commercial experience and where competitors in such markets have stronger market positions; and

●	other challenges associated with managing an increasingly diversified business.

If we are unable to successfully manage any strategic transaction in which we may engage, our ability to develop new products and continue to expand and diversify our product pipeline, increase our sales and profitability may be limited.

The COVID-19 pandemic may adversely impact our business, operating results and financial condition.

The novel coronavirus identified in late 2019, SARS-CoV-2, which causes the disease known as COVID-19, is an ongoing global pandemic that has resulted in public and governmental efforts to contain or slow the spread of the disease, including widespread shelter-in-place orders, social distancing interventions, quarantines, travel restrictions and various forms of operational shutdowns. The COVID-19 pandemic and the resulting measures implemented in response to the pandemic are adversely affecting, and is expected to continue to adversely affect, a number of our business activities (including our research and development, clinical trials, operations, supply chains, distribution systems, product development and sales activities) as well as those of our suppliers, customers, third-party payers and patients. Due to the impact of the pandemic and these measures, we have experienced, and expect to continue to experience, unpredictable reductions in demand for certain of our products, and in some cases, have experienced, and could continue to experience, unpredictable increases in demand for certain of our products. The outbreak and preventative or protective actions that governments, corporations, individuals or we have taken or may take in the future to contain the spread of COVID-19 may result in a period of reduced operations, reduced product demand or limit the ability of customers to perform their obligations to us, delays in clinical trials or other research and development efforts, business disruption for us and our suppliers, customers and other third parties with which we do business and potential delays or disruptions related to regulatory approvals.

While COVID-19 related disruption had various effects on our business activities, commercial operation, revenues and operational expenses, as a result of the actions we have taken to date, our overall results of operations for the year ended December 31, 2020 were not materially affected. However, a number of factors, including but not limited to, continued effect of the factors mentioned above as well as, continued demand for our products, including GLASSIA and KEDRAB in the U.S. market and our distributed products in Israel, financial conditions of our customers, distributors, suppliers and services providers, our ability to manage operating expenses, additional competition in the markets that we compete, delays in clinical trials or other research and development efforts, regulatory delays, professional and operational costs increase (including insurance costs), prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, may have an effect on our future financial position and results of operations.

The financial impact of these factors cannot be reasonably estimated at this time but may materially affect our business, financial condition and results of operations, and the trading prices of our ordinary shares were impacted by volatility in the financial markets resulting from the pandemic. The full extent to which the pandemic impacts our business, results or the trading price of our ordinary shares will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and duration of the pandemic and actions to contain its spread or treat its impact, among others.

The COVID-19 pandemic and the volatile global economic conditions stemming from it may precipitate or amplify the other risks described in this “Risk Factors” section of this Annual Report, which could materially adversely affect our business, operations and financial conditions and results from operations.

Risks Related to Our Proprietary Products Segment

In our Proprietary Products segment, we rely on Kedrion for the sales of our KEDRAB product in the United States and the development and expected sales of our investigational Anti-SARS-CoV-2 IgG product as a potential treatment for COVID-19 in the United States, Europe and additional countries, and any disruption to our relationships with Kedrion would have an adverse effect on our future results of operations and profitability.

Pursuant to the strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KEDRAB, Kedrion is the sole distributor of KEDRAB in the United States. Sales to Kedrion accounted for approximately 14%, 13% and 10% of our total revenues in the years ended December 31, 2020, 2019 and 2018, respectively. We are dependent on Kedrion for its marketing and sales of KEDRAB in the United States.

We also primarily depend upon KedPlasma, a subsidiary of Kedrion, for the supply of the hyper-immune plasma which is used for the production of KEDRAB to be sold in the United States and of KAMRAB to be sold in other markets. See “—We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of the source plasma or plasma derivatives were to raise significantly.”

In addition, pursuant to the global collaboration engagement that we entered into with Kedrion for the development, manufacturing and distribution of our investigational Anti-SARS-CoV-2 IgG product as a potential treatment for COVID-19, we are dependent on Kedrion for the supply of plasma, collected at its KedPlasma centers, from donors who have recovered from the virus, which shall be used as starting material for such product and, upon future receipt, based on the development plan, of regulatory approvals, Kedrion shall be the sole distributor of the product in the U.S., Europe, Australia, South Korea, United Kingdom, Switzerland and Norway.

If we fail to maintain our relationship with Kedrion, we could face significant costs in finding a replacement distributor for the sales of KEDRAB in the United States and a replacement supplier of the hyper-immune plasma which is used for the production of KEDRAB, as well as a replacement supplier of plasma for the development and manufacturing of our Anti-SARS-CoV-2 IgG product. Delays in establishing a relationship with a new distributor and supplier could lead to a decrease in our KEDRAB sales and a deterioration in our market share when compared with one or more of our competitors, or delays in the development, manufacturing and sales of our investigational Anti-SARS-CoV-2 IgG product. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

In our Proprietary Products segment, we currently rely on Takeda for sales of GLASSIA in the U.S. market, and any reduction in sales of GLASSIA by Takeda would have an adverse effect on our future expected royalty income, results of operations and profitability.

Based on our manufacturing, supply and distribution agreement with Takeda, following the transition of manufacturing to Takeda, upon initiation of sales of GLASSIA manufactured by Takeda, Takeda will pay royalties to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. Based on current GLASSIA sales in the United States and forecasted future growth, we project receiving royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040. However, any reduction in sales of GLASSIA by Takeda or should Takeda reduce its manufacturing and marketing of GLASSIA for any reason (including but not limited to inability to adequately or sufficiently manufacture GLASSIA, regulatory limitations, difficulties in marketing, reduction in market size, or changes in corporate focus), our future expected royalty income from Takeda’s sales of GLASSIA would be adversely impacted, which would have an adverse effect on our results of operations and profitability.

Certain of our sales in our Proprietary Products segment rely on our ability to win tender bids based on the price and availability of our products in public tender processes.

Certain of our sales in our Proprietary Products segment rely on our ability to win tender bids in certain markets, including those of the World Health Organization (WHO) and other similar health organizations. Our ability to win bids may be materially adversely affected by competitive conditions in such bid process. Our existing and new competitors may also have significantly greater financial resources than us, which they could use to promote their products and business. Greater financial resources would also enable our competitors to substantially reduce the price of their products or services. If our competitors are able to offer prices lower than us, our ability to win tender bids during the tender process will be materially affected and could reduce our total revenues or decrease our profit margins.

In our Proprietary Products segment, we rely on third party distributors for the distribution and sales of our products in ex-U.S. markets (other than the Israeli market), and any disruption to our relationships with these third party distributers would have an adverse effect on our future results of operations and profitability.

We engage third party distributors in ex-U.S. markets to distribute and sell our Proprietary Products. Sales through distributors in ex-U.S. markets (other than the Israeli market) accounted for approximately 10%, 8% and 10% of our total revenues in the years ended December 31, 2020, 2019 and 2018, respectively. We are dependent of these third parties for marketing, distribution and sales of our products in these markets.

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

We compete with well-established drug companies, including two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd. (“CSL”), Takeda, and Grifols S.A. (“Grifols”), which acquired a competitor, Talecris Biotherapeutics, Inc. (“Talecris”) in 2011, and Kedrion. We compete against these companies for, among other things, licenses, expertise, clinical trial patients and investigators, consultants and third-party strategic partners. We also compete with these companies for market share for certain products in the Proprietary Products segment. Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. These competitors also have an additional advantage regarding the availability of raw materials, as they own companies that collect plasma and/or plants which fractionate plasma.

Our products generally do not benefit from patent protection and compete against similar products produced by other providers. Additionally, the development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net sales or a decrease in our profit margins. For example, we believe that our two main competitors in the AAT market are Grifols and CSL. We estimate that Grifols’ AAT by infusion product for the treatment of AATD, Prolastin A1PI, accounts for at least 50% market share in the United States and more than 70% of sales in the worldwide market for the treatment of AATD, which also includes sales of Prolastin in different European countries. Apart from its sales through Talecris’ historical business, Grifols is also a local producer of the product in the Spanish market and operates in Brazil. CSL’s intravenous AAT product is mainly sold in the United States. In 2015, CSL’s intravenous AAT product was granted centralized marketing authorization in Europe and CSL has launched the product in a few European countries since 2016. There is another, smaller local producer in the French market, LFB S.A. In addition, we estimate that each of Grifols and CSL owns approximately 200-250 operating plasma collection centers located across the United States.

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

In addition, our plasma-derived protein therapeutics face, or may face in the future, competition from existing or newly developed non-plasma products and other courses of treatments. New treatments, such as gene therapy, small molecules, correctors, monoclonal or recombinant products, may also be developed for indications for which our products are now used. Our competitors are attempting to develop similar products or products that could be a substitute for AAT product. For example, several of our competitors are conducting preclinical and clinical trials for the development of gene therapy or correctors for AATD. While these products are in the early stages of development, they may eventually be successfully developed and launched, and could adversely impact our revenue and growth of sales of GLASSIA or GLASSIA -related royalties as well as affect our ability to launch our Inhaled AAT product, if approved.

We believe that there are two main competitors for KamRAB/KEDRAB, our anti-rabies products, worldwide: Grifols, whose product we estimate comprises approximately 70%-80% of the anti-rabies market in the United States, and CSL, which sells its anti-rabies product in Europe and elsewhere. In addition, Sanofi Pasteur, the vaccines division of Sanofi S.A., has a product registered for the United States market, but the product is primarily sold in Europe and not currently sold in significant quantities in the United States. There are a number of local producers in other countries that make similar anti-rabies products, most of which are based on equine serum. Over the past several years, several companies have made attempts, and some are still in the process of developing monoclonal antibodies for an anti-rabies treatment. These products, if approved, may be as effective as the currently available plasma derived anti-rabies vaccine and may potentially be significantly cheaper, and as such may result in loss of market share of KamRAB/KEDRAB.

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

In the wake of the COVID-19 pandemic we, together with our partner Kedrion, initiated the development of our investigational Anti-SARS-CoV-2 IgG product as a potential therapy for COVID-19. In parallel, the CoVIg-19 Plasma Alliance partnership was formed of the world’s leading plasma companies, spanning plasma collection, development, production, and distribution with the goal to accelerate the development of a potential treatment and increase supply of the potential treatment. In addition to Biotest, BPL, CSL Behring, LFB, Octapharma, and Takeda which formed the Alliance, the following additional industry members are reported to have joined the Alliance: ADMA Biologics, BioPharma Plasma, GC Pharma, Liminal BioSciences, and Sanquin. The Alliance is developing a plasma derived hyperimmune therapy for COVID-19 which is based on plasma collected from convalescent COVID-19 patients, which is similar to our investigational product. In addition, the Alliance announced the initiation of the Inpatient Treatment with Anti-Coronavirus Immunoglobulin (the “ITAC”) Phase 3 clinical trial sponsored by the National Institute of Allergy and Infectious Diseases (“NIAID”), part of the National Institutes of Health (the “NIH”), which will evaluate the safety, tolerability and efficacy of an investigational anti-coronavirus hyperimmune intravenous immunoglobulin (H-Ig) medicine for treating hospitalized adults at risk for serious complications of COVID-19 disease. If successful, the Alliance’s product may become one of the treatment options for hospitalized COVID-19 patients. This product, if approved, may affect our ability to launch and/or market our Anti-SARS-CoV-2 investigational IgG product, if approved.

In addition, a number of companies are in the process of advanced development of monoclonal antibodies for an Anti-SARS-CoV-2 treatment, such as Regeneron’s casirivimab and imdevimab which form a novel monoclonal antibody cocktail being studied for its potential both to treat appropriate patients with COVID-19 and to prevent SARS-CoV-2 infection, and Eli Lilly’s investigational neutralizing antibody bamlanivimab (LY-CoV555) 700 mg. Bamlanivimab which received emergency use authorization from the FDA for the treatment of mild to moderate COVID-19 in adults and pediatric patients 12 years and older with a positive COVID-19 test, who are at high risk for progressing to severe COVID-19 and/or hospitalization. Moreover, the FDA issued an Emergency Use Authorization for convalescent plasma as a potential treatment for COVID–19. Convalescent plasma has played an important role in the immediate and intermediate response to the disease. These products, and similar others may be as effective as our plasma derived IgG product, may obtain approval from the FDA, EMA or other regulatory agencies sooner than our product and may potentially be significantly cheaper, and as such may affect our ability to launch and/or gain sufficient market share with our Anti-SARS-CoV-2 investigational IgG product, if approved.

Our products involve biological intermediates that are susceptible to contamination and the handling of such intermediates and our final products throughout the supply chain and manufacturing process requires clod-chain handling, all of which could adversely affect our operating results.

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

While we expect small amounts of work-in-process inventories scraps in the ordinary course of business because of the complex nature of plasma and plasma derivatives, our processes and our plasma-derived protein therapeutics, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. We have, in the past, experienced situations that have caused us to write-off the value of our products. Such write-offs and other costs could materially adversely affect our operating results. Furthermore, contamination of our plasma-derived protein therapeutics could cause consumers or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could materially adversely affect our sales and operating results.

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

While our manufacturing processes were developed to meet certain product specifications, variations in the biologic properties of the plasma or plasma derivatives as well as the manufacturing processes themselves may result in out of specification results during the manufacturing of our products. While we expect certain work-in-process inventories scraps in the ordinary course of business because of the complex nature of plasma and plasma derivatives, our processes and our plasma-derived protein therapeutics, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. We have, in the past, experienced situations that have caused us to write-off the value of our products. Such write-offs and other costs could materially adversely affect our operating results.

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

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by the FDA and similar authorities in other jurisdictions, including the EMA and the regulatory authorities in Israel. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of the FDA or similar authorities in other jurisdictions, including a failed inspection or a failure in our reporting system for adverse effects of our products experienced by the users of our products, or any other non-compliance, could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, import or export restrictions, refusal or delay of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Furthermore, we may experience delays or additional costs in obtaining new approvals or licenses, or extensions of existing approvals and licenses, from a regulatory authority due to reasons that are beyond our control such as changes in regulations or a shutdown of the U.S. federal government, including the FDA, or similar governing bodies or authorities in other jurisdictions. In addition, we rely on Takeda, Kedrion and additional plasma suppliers, for plasma collection required for the manufacturing of GLASSIA, KEDRAB and other Proprietary products, and in the case of Takeda and Kedrion for the distribution of these products in the United States (and in the case of Takeda, also potentially in Canada, Australia and New Zealand). In performing such services to us, Takeda, Kedrion and additional plasma suppliers are required to comply with certain regulatory requirements. Any failure by Takeda and/or Kedrion and/or additional plasma suppliers to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect us. Any of these actions could cause direct liabilities, a loss in our ability to market GLASSIA and/or KEDRAB and/or other Proprietary products, or a loss of customer confidence in us or in GLASSIA and/or KEDRAB and/or other Proprietary products, which could materially adversely affect our sales, future revenues, reputation, and results of operations. Similarly, we rely on other third-party vendors, for example, in the testing, handling, and distributions of our products. If any of these companies incur enforcement action from regulatory authorities due to noncompliance, this could negatively affect product sales, our reputation and results of operations. In addition, we rely on other distributors of our other proprietary products, for purposes of our distribution related regulatory compliance for the products they distribute in the territories in which they operate. Any failure by such distributors to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect our sales, future revenues, reputation and results of operations.

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

Our proprietary products depend on our access to U.S., European or other territories’ hyper-immune plasma or plasma derivatives, such as fraction IV. We purchase these plasma products from third-party licensed suppliers, including Takeda and Kedrion, some of which are also responsible for the plasma fractionation process, pursuant to multiple purchase agreements. We have entered into a number of plasma supply agreements with various third parties in the United States and Europe and with the IMOH in Israel (for the supply of plasma from convalescents COVID-19 patients required for our Anti-SARS-CoV-2 IgG product as a potential treatment for COVID-19) some of which are also strategic partners in the distribution of our proprietary products. These agreements contain various termination provisions, including upon a material breach of either party, force majeure and, with respect to supply agreements with strategic partners, the failure or delay on the part of either party to obtain the applicable regulatory approvals or the termination of the principal strategic relationship. If we are unable to obtain adequate quantities of source plasma or fraction IV plasma approved by the FDA, the EMA or the regulatory authorities in Israel from these providers, we may be unable to find an alternative cost-effective source.

In order for plasma and fraction IV plasma to be used in the manufacturing of our plasma-derived protein therapeutics, the individual centers at which the plasma is collected must be licensed and approved by the relevant regulatory authorities, such as the FDA, the EMA or the IMOH (for Anti SARS CoV2). When a new plasma collection center is opened, and on an ongoing basis after its licensure, it must be inspected by the FDA, the EMA or the regulatory authorities in Israel for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being licensed or lead to the suspension or revocation of an existing license. If relevant regulatory authorities determine that a plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which may impact on our ability to timely meet our manufacturing and supply obligations. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted, such as through product destruction or rework. Consequently, we could experience significant inventory impairment provisions and write-offs, which could adversely affect our business and financial results.

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

Plasma collection process is dependent on donors arriving in plasma collection centers and agreeing to donate plasma. During major healthcare events, such as the recent COVID-19 pandemic, the number of donors attending plasma collection centers reduces, which may adversely affect the availability of plasma and its derivatives. A significant shortage in plasma supply may adversely affect our ability to continue manufacturing our products, may result in shortages in our products in the market, and may result in reduced sales and profitability.

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

Some of our required specialty ancillary products and other materials used in the manufacturing process are commonly used in the healthcare industry world-wide. If the global demand for these products increases due to healthcare issues, epidemics or pandemics, such as the recent coronavirus (COVID-19) pandemic, our ability to secure adequate supply at reasonable cost of such products may be negatively affected, which would materially adversely affect our ability to manufacture and distribute our products, which would adversely affect our sales and results of operations.

In addition, regulatory requirements, including cGMP regulations, continually evolve. Failure of our plasma suppliers to adjust their operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

In addition, if the purchase prices of the source plasma or plasma derivatives that we use to manufacture our proprietary products were to raise significantly, we may not be able to pass along these increased plasma and plasma-derivative prices to our customers. Prices in many of our principal markets are subject to local regulation and certain pharmaceutical products, such as plasma-derived protein therapeutics, are subject to price controls. Any inability to pass costs on to our customers due to these factors or others would reduce our profit margins. In addition, most of our competitors have the ability to collect their own source plasma or produce their own plasma derivatives, and therefore their products’ prices would not be impacted by such a price raise, and as a result any pricing changes by us in order to pass higher costs on to our customers could render our products noncompetitive in certain territories.

We have been required to conduct post-approval clinical trials of GLASSIA and KEDRAB as a commitment to continuing marketing such products in the United States, and we may be required to conduct post-approval clinical trials as a condition to licensing or distributing other products.

When a new product is approved, the FDA or other regulatory authorities may require post-approval clinical trials, sometimes called Phase 4 clinical trials. For example, the FDA has required that we conduct Phase 4 clinical trials of GLASSIA, which began in 2015, and for KEDRAB, which began in 2017 and was completed in 2020 and its results were submitted for review by the FDA. Such Phase 4 clinical trials are aimed at collecting additional safety data, such as the immune response in the body of a human or animal, commonly referred to as immunogenicity, viral transmission, levels of the protein in the lung, or epithelial lining fluid, and certain efficacy endpoints requested by the FDA. If the results of such trials are unfavorable and demonstrate a previously undetected risk or provide new information that puts patients at risk, or if we fail to complete such trials as instructed by the FDA, this could result in receiving a warning letter from the FDA and the loss of the approval to market the product in the United States and other countries, or the imposition of restrictions, such as additional labeling, with a resulting loss of sales. Furthermore, there can be no assurance that the FDA will accept the results of any post-marketing commitment study, such as the results of the KEDRAB study, and under certain circumstances the FDA require a subsequent study. Other products we develop may face similar requirements, which would require additional resources and which may not be successful. We may also receive approval, which is conditional on successful additional data or clinical development, and failure in such further development may require similar changes to our product label or result in revocation of our marketing authorization.

The nature of producing and developing plasma-derived protein therapeutics may prevent us from responding in a timely manner to market forces and effectively managing our production capacity.

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

Sales of products supplied by Bio Products Laboratories Ltd. (“BPL”) and Biotest A.G., which are sold in our Distribution segment, together represented approximately 22%, 19% and 17% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively. While we have distribution agreements with each of our suppliers, these agreements do not obligate these suppliers to provide us with minimum amounts of our Distribution segment products. Purchases of our Distribution segment products from our suppliers are typically on a purchase order basis. We work closely with our suppliers to develop annual forecasts, but these forecasts are not obligations or commitments. However, if we fail to submit purchase orders that meet our annual forecasts or if we fail to meet our minimum purchase obligations, we could lose exclusivity or, in certain cases, the distribution agreement could be terminated.

These suppliers may experience capacity constraints that result in their being unable to supply us with products in a timely manner, in adequate quantities and/or at a reasonable cost. Contributing factors to supplier capacity constraints may include, among other things, industry or customer demands in excess of machine capacity, labor shortages, changes in raw material flows or shortages in raw materials which may result from different market conditions including, but not limited to, shortages resulting from increased global demand for these raw materials due to global healthcare issues, epidemics and pandemics, such as the coronavirus (COVID-19) pandemic. These suppliers may also choose not to supply us with products at their discretion or raise prices to a level that would render our products noncompetitive. Any significant interruption in the supply of these products could result in us being unable to meet the demands of our customers, which would have a material adverse effect on our business, financial condition and results of operations as a result of being required to pay of fines or penalties, be subject to claims of reach of contract, loss of reputation or even termination of agreement.

If our relationship with either distributor deteriorated, our distribution sales could be adversely affected. If we fail to maintain our existing relationships with these suppliers, we could face significant costs in finding a replacement supplier, and delays in establishing a relationship with a new supplier could lead to a decrease in our sales and a deterioration in our market share when compared with one or more of our competitors.

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

Certain of our sales in our Distribution segment rely on our ability to win tender bids during the annual tender process in Israel, as well as on sales made to health maintenance organizations (HMOs), hospitals and to the IMOH. Our ability to win bids may be materially adversely affected by competitive conditions in such bid process. Our existing and new competitors may also have significantly greater financial resources than us, which they could use to promote their products and business. Greater financial resources would also enable our competitors to substantially reduce the price of their products or services. If our competitors are able to offer prices lower than us, our ability to win tender bids during the annual tender process will be materially affected, and could reduce our total revenues or decrease our profit margins.

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

Sales of our Distribution segment products are made through public tenders of Israeli hospitals and HMOs on an annual basis or in the private market based on detailing activity made by our medical representatives. The prices we can offer, as well as the availability of products, are key factors in the tender process. If our suppliers in the Distribution segment cannot sell us products at a competitive price or cannot guarantee sufficient quantities of products, we may lose the tenders.

Our Distribution segment is dependent on a few customers, and any disruption to our relationship with these customers, or our inability to supply, in a timely manner, in adequate quantities and/or at a reasonable cost, would have a material adverse effect on our business, financial condition and results of operations.

The Israeli market for drug products includes a relatively small number of HMOs and several hospitals. Sales to Clalit Health Services, an Israeli HMO, accounted for approximately 41%, 47% and 45% of our Distribution Segment revenues in the years ended December 31, 2020, 2019 and 2018, respectively.

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

Certain of our agreements in the Distribution segment, including agreements for distribution of biosimilar product candidates, require us to make milestone payments in advance of product launch. In some cases we may not be able to obtain reimbursement for such payments. To the extent that we are not ultimately able to recoup these payments, our business, financial position and results of operations may be adversely affected.

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

We recently entered into agreements for future distribution in Israel of several biosimilar product candidates, and the successful future distribution of these products is dependent upon several factors some of which are beyond our control.

We recently entered into agreements with respect to planned distribution in Israel of certain biosimilar product candidates. Biosimilar products are highly similar to biological products already licensed for distribution by the FDA, EMA or any other relevant regulatory agency, notwithstanding minor differences in clinically inactive components, and that they have no clinically meaningful differences, as compared to the marketed biological products in terms of the safety, purity and potency of the products. The similar nature of a biosimilar and a reference product is demonstrated by comprehensive comparability studies covering quality, biological activity, safety and efficacy.

In order to launch biosimilar products in Israel we would need to obtain IMOH marketing authorization, which will be subject to prior authorization by the FDA or the EMA that should be obtained by the manufacturer of the biosimilar product candidate. Even if an FDA or EMA authorization is provided, there can be no assurance that the IMOH will accept such authorization as a reference and will grant us the authorization to distribute such biosimilar products in the Israeli market. In the event we will not be able to obtain the necessary marking authorization to launch the products, we may not generate the expected sale and profitability from these products which could have a material adverse impact on our business, financial condition or results of operations.

Innovative pharmaceutical products are generally protected for a defined period by various patents (including those covering drug substance, drug product, approved indications, methods of administration, methods of manufacturing, formulations and dosages) and/or regulatory exclusivity, which are intended to provide their holders with exclusive rights to market the products for the life of the patent or duration of the regulatory data protection period. Biosimilar products are intended to replace such innovative pharmaceutical upon the expiration or termination of their exclusivity period or in such markets whereby such exclusivity does not exist. The launch of a biosimilar product may potentially result in the infringement of certain IP rights and exclusivity and be subject to potential legal proceedings and restraining orders effecting its potential launch. Such intellectual property threats may preclude commercialization of such biosimilar product candidates, may result in incurring significant legal expenses and liabilities and we may not generate the expected sale and profitability from these products, which could have a material adverse impact on our business, financial condition or results of operations.

In addition, the commercialization of biosimilars includes the potential for steeper than anticipated price erosion due to increased competitive intensity, and lower uptake for biosimilars due to various factors that may vary for different biosimilars (e.g., anti-competitive practices, physician reluctance to prescribe biosimilars for existing patients taking the originator product, or misaligned financial incentives), all of which may affect our potential sales and profitability from these products which could have a material adverse impact on our business, financial condition or results of operations.

Risk Related to Development, Regulatory Approval and Commercialization of Product Candidates

Drug product development including preclinical and clinical trials is a lengthy and expensive process and may not result in receipt of regulatory approval.

Before obtaining regulatory approval for the sale of our product candidates, including Inhaled AAT for AATD and our Anti-SARS-CoV-2 IgG product, or for the marketing of existing products for new indications, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. We cannot predict how long the approval processes of the FDA, the EMA, the regulatory authorities in Israel or any other applicable regulatory authority or agency for any of our product candidates will take or whether any such approvals ultimately will be granted. The FDA, the EMA, the regulatory authorities in Israel and other regulatory agencies have substantial discretion in the relevant drug approval process over which they have authority, and positive results in preclinical testing or early phases of clinical studies offer no assurance of success in later phases of the approval process. The approval process varies from country to country and the requirements governing the conduct of clinical trials, product manufacturing, product licensing, pricing and reimbursement vary greatly from country to country.

Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. For example, the Phase 2/3 clinical trial in Europe for Inhaled AAT for AATD did not meet its primary or secondary endpoints and we subsequently withdrew the MAA in Europe for our Inhaled AAT for AATD.

While we have initiated the development of our investigational Anti-SARS-CoV-2 IgG product in the wake of the COVID-19 pandemic, due to the lengthy development and required regulatory process as well as the dependency on continued collection and supply of plasma from COVID-19 convalescent patients, we may not be able to supply our product prior to the potential wind-down of the pandemic.

As a result of the COVID-19 pandemic we have encountered delays in patient recruitment into our pivotal Phase 3 InnovAAT clinical study conducted at a first study site in Europe and it has impacted and may continue to impact our ability to open additional study sites in the United States and Europe.

During December 2019, we announced that the first patient was randomized in Europe into our pivotal Phase 3 InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial designed to assess the efficacy and safety of Inhaled AAT in patients with AATD and moderate lung disease. Under the study design, up to 250 patients will be randomized 1:1 to receive either Inhaled AAT at a dose of 80mg once daily, or placebo, over two years of treatment. Enrolment into the trial continued through February 2020, however, thereafter was temporarily halted due to the impact of COVID-19 pandemic on healthcare systems. Although we recently resumed recruitment to the study, the COVID-19 pandemic has slowed down the rate of recruitment and the current pandemic situation mainly across Europe affects our ability to currently open new study sites. While we are exploring several alternative approaches to address the expected continuation of the pandemic and its effect on the study, there can be no assurance that we will be able to open additional site and significantly increase the rate of patient recruitment. This situation may cause a material delay in completing this study, or otherwise may require us to halt the study completely or reduce the overall size of the study which might not be acceptable by the FDA and/or EMA. These circumstances may affect our ability to complete the study successfully or may prevent us from having sufficient information to file for and obtain regulatory approval for this product by the FDA, EMA or any other relevant regulatory agency.

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

We have experienced other unforeseen events that have delayed our ability to receive regulatory approval for certain of our product candidates, and may in the future experience similar or other unforeseen events during, or as a result of, preclinical testing or the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including that:

●	delays may occur in obtaining our clinical materials;

●	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or to abandon strategic projects;

●	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower or more difficult than we anticipate (due to various reasons including challenges that may be imposed as a result of events outside our control, such as the recent COVID-19 pandemic which resulted in a significant slow-down in patient recruitment to our on-going Inhaled AAT Phase 3 study), or participants may withdraw from our clinical trials at higher rates than we anticipate;

●	delays may occur in reaching agreement on acceptable clinical trial agreement terms with prospective sites or obtaining institutional review board approval;

●	our strategic partners may not achieve their clinical development goals and/or comply with their relevant regulatory requirements, which could affect our ability to conduct our clinical trials or obtain marketing authorization;

●	we may be forced to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

●	regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

●	regulators may not authorize us to commence or conduct a clinical trial within a country or at a prospective trial site, or according to the clinical trial outline we propose;

●	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

●	the cost of our clinical and preclinical trials may be greater than we anticipate;

●	an audit of preclinical tests or clinical studies by the FDA, the EMA, the regulatory authorities in Israel or other regulatory authorities may reveal noncompliance with applicable regulations, which could lead to disqualification of the results of such studies and the need to perform additional tests and studies; and

●	our product candidates may not achieve the desired clinical benefits, or may cause undesirable side effects, or the product candidates may have other unexpected characteristics.

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

Our ability to enroll patients in our clinical trials in sufficient numbers and on a timely basis is subject to a number of factors, including the size of the patient population, the time of year during which the clinical trial is commenced, the hesitance of certain patients to leave their current standard of care for a new treatment, and the number of other ongoing clinical trials competing for patients in the same indication and eligibility criteria for the clinical trial. During 2020, we encountered challenges to recruit patients to our ongoing pivotal Phase 3 InnovAAT clinical study as a result of the COVID-19 pandemic, resulting in significant delays in recruitment. In addition, patients may drop out of our clinical trials at any point, which could impair the validity or statistical significance of the trials.  Delays in patient enrollment or unexpected drop-out rates may result in longer development times.

Our product development costs will also increase if we experience delays in testing or approvals. There can be no assurance that any preclinical test or clinical trial will begin as planned, not need to be restructured or be completed on schedule, if at all. Because we generally apply for patent protection for our product candidates during the development stage, significant preclinical or clinical trial delays also could lead to a shorter patent protection period during which we may have the exclusive right to commercialize our product candidates, if approved, or could allow our competitors to bring products to market before we do, impairing our ability to commercialize our products or product candidates. For example, in the past, we have experienced delays in the commencement of clinical trials, such as a delay in patient enrollment (including as a result of the COVID-19 pandemic) for our clinical trials in Europe and the United States for Inhaled AAT for AATD.

Pre-clinical studies, including studies of our product candidates in animal models of disease, may not accurately predict the result of human clinical trials of those product candidates. In addition, product candidates studied in Phase 1 and 2 clinical trials may be found not to be safe and/or efficacious when studied further in Phase 3 trials. To satisfy FDA or other applicable regulatory approval standards for the commercial sale of our product candidates, we must demonstrate in adequate and controlled clinical trials that our product candidates are safe and effective. Success in early clinical trials, including Phase 1 and 2 trials, does not ensure that later clinical trials will be successful. Initial results from Phase 1 and 2 clinical trials also may not be confirmed by later analysis or subsequent larger clinical trials. A number of companies in the pharmaceutical industry, including us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials.

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

Even if we are successful in our development and regulatory strategies, we cannot provide assurance that any product candidates we may seek to develop or are currently developing, such as Inhaled AAT for AATD and our Anti-SARS-CoV-2 IgG product, will ever be successfully commercialized. We may not be able to successfully address patient needs, persuade physicians and payors of the benefit of our product, and lead to usage and reimbursement. If such products are not eventually commercialized, the significant expense and lack of associated revenue could materially adversely affect our business.

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

We have initiated the development of a recombinant AAT product candidate, however, we may not be able to successfully complete its development or commercialize such product candidates for numerous reasons.

We have begun developing recombinant version of AAT, through external services of a Contract Development and Manufacturing Organization (“CDMO”), but we cannot be certain that such product will ever be approved or commercialized. See “Item 4. Information on the Company — Our Product Pipeline and Development Program — Recombinant AAT.” The main advantage of recombinant AAT is its potentially wider availability, and ease of large-scale manufacturing. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant or other non-plasma products or treatments.

If we are unable to successfully introduce new products and indications or fail to keep pace with advances in technology, our business, financial condition, and results of operations may be adversely affected.

Our continued growth depends, to a certain extent, on our ability to develop and obtain regulatory approvals of new products, new enhancements and/or new indications for our products and product candidates. Obtaining regulatory approval in any jurisdiction, including from the FDA, EMA or any other relevant regulatory agencies involves significant uncertainty and may be time consuming and require significant expenditures. See “—Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results.”

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

Accordingly, there can be no assurance that the continued development of our Inhaled AAT, Anti-SARS-CoV-2 IgG product and any other product candidate will be successful and will result in an FDA and/or EMA approvable indication.

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

One of the incentives provided by an orphan drug designation is market exclusivity for seven years in the United States and ten years in the European Union for the first product in a class approved for the treatment of a rare disease. Although several of our products and product candidates, including Inhaled AAT for AATD, have been granted the designation of an orphan drug, we may not be the first product licensed for the treatment of particular rare diseases in the future or our approved indication may vary from that subject to the orphan designation. In such cases we would not be able to take advantage of market exclusivity and instead another sponsor would receive such exclusivity.

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

We are dependent upon PARI GmbH (“PARI”) for the development and commercialization of any inhaled formulation of AAT, including our Inhaled AAT for AATD. We have an agreement with PARI, pursuant to which it is required to obtain the appropriate clearance to market PARI’s proprietary eFlow® device, which is a device required for the administration of inhaled formulation of AAT, from the EMA and FDA for use with Inhaled AAT for AATD. See “Item 4. Information on the Company — Strategic Partnerships — PARI.” Failure of PARI to achieve these authorizations will have a material adverse effect on the commercialization of any inhaled formulation of AAT, including Inhaled AAT for AATD, which would harm our growth strategy.

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

Risks Related to Our Operations and Industry

Product liability claims or product recalls involving our products, or products we distribute, could have a material adverse effect on our business.

Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution and sale of our Proprietary and Distribution products and other drug products. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products, including those manufactured by others that we distribute in Israel. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, or if the indemnities we have negotiated do not adequately cover losses, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our Proprietary and Distribution products and any product candidates that we may develop;

●	injury to our reputation;

●	difficulties in recruitment of new participants to our future clinical trials and withdrawal of current clinical trial participants;

●	costs to defend the related litigation;

●	substantial monetary awards to trial participants or patients;

●	difficulties in finding distributors for our products;

●	difficulties in entering into strategic partnerships with third parties;

●	diversion of management’s attention;

●	loss of revenue;

●	the inability to commercialize any products that we may develop; and

●	higher insurance premiums.

Plasma is biological matter that is capable of transmitting viruses, infections and pathogens, whether known or unknown. Therefore, plasma derivative products, if not properly tested, inactivated, processed, manufactured, stored and transported, could cause serious disease and possibly death to the patient. Further, even when such steps are properly affected, viral and other infections may escape detection using current testing methods and may not be susceptible to inactivation methods. Any transmission of disease through the use of one of our products or third-party products sold by us could result in claims against us by or on behalf of persons allegedly infected by such products.

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

Regulatory approval for our products is limited by the FDA, EMA the IMOH and similar authorities in other jurisdictions to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription or promotion of off-label uses could adversely affect our business.

Any regulatory approval of our Proprietary and Distribution products is limited to those specific diseases and indications for which our products have been deemed safe and effective by the FDA, EMA, the IMOH or similar authorities in other jurisdictions. In addition to the regulatory approval required for new formulations, any new indication for an approved product also requires regulatory approval. Once we produce a plasma-derived protein therapeutic, we rely on physicians to prescribe and administer it as the product label directs and for the indications described on the labeling. To the extent any off-label (i.e., unapproved) uses and departures from the approved administration directions become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the marketplace may suffer. In addition, off-label uses may cause a decline in our revenues or potential revenues, to the extent that there is a difference between the prices of our product for different indications.

Furthermore, while physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by the FDA, EMA, the IMOH or other regulators. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, failure to follow FDA, EMA, the IMOH or similar authorities in other jurisdictions rules and guidelines relating to promotion and advertising can lead to other negative consequences that could hurt us, such as the suspension or withdrawal of an approved product from the market, enforcement letters, and corrective actions. Other regulatory authorities may impose separately penalties including, but not limited to, fines, disgorgement of money, operating restrictions, or criminal prosecution.

Regulatory inspections or audits conducted by regulatory bodies and our partners may lead to monetary losses and inability to adequately manufacture or sell our products.

The regulatory authorities, including the FDA, EMA, the IMOH, as well as our partners may, at any time and from time to time, audit or inspect our facilities. Such audits or inspections may lead to disruption of work, and if we fail to pass such audits or inspections, the relevant regulatory authority or partner may require remedial measures that may be costly or time consuming for us to implement, and may result in the temporary or permanent suspension of the manufacture, sale and distribution of our products.

The loss of one or more of our key employees could harm our business.

We depend on the continued service and performance of our key employees, including Amir London, our Chief Executive Officer and our other senior management staff. We have entered into employment agreements with all of our senior management, including Mr. London, and other key employees. Either party, however, can terminate these agreements for any reason. The loss of key members of our executive management team could disrupt our operations, commercial and business development activities, or product development and have an adverse effect on our ability to meet our targets and grow our business.

Our ability to attract, recruit, retain and develop qualified employees is critical to our success and growth.

We compete in a market that involves rapidly changing technological and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop and exercise our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who depart with qualified or effective successors. Many of the companies with which we compete for experienced personnel have greater resources than us.

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

During periods of volatility and disruption in the U.S., European, Israeli or global credit markets, obtaining additional or replacement financing may be more difficult and the cost of issuing new debt could be higher than the costs we incur under our current debt. The higher cost of new debt may limit our ability to have cash on hand for working capital, capital expenditures and acquisitions on terms that are acceptable to us.

Developments in the economy may adversely impact our business.

Our operating and financial performance may be adversely affected by a variety of factors that influence the general economy in the United States, Europe, Israel, Russia, Latin America, Asia and other territories worldwide, including global and local economic slowdowns, challenges faced banks and the health of markets for the sovereign debt. Many of our largest markets, including the United States, Latin America and states that are members of the Commonwealth of Independent States previously experienced dramatic declines in the housing market, high levels of unemployment and underemployment, and reduced earnings, or, in some cases, losses, for businesses across many industries, with reduced investments in growth.

A recessionary economic environment may adversely affect demand for our plasma-derived protein therapeutics. As a result of job losses, patients in the U.S. and other markets may lose medical insurance and be unable to purchase needed medical products or may be unable to pay their share of deductibles or co-payments. Hospitals may steer patients adversely affected by the economy to less costly therapies, resulting in a reduction in demand, or demand may shift to public health hospitals, which purchase our products at a lower government price. A recessionary economic environment may also lead to price pressure for reimbursement of new drugs, which may adversely affect the demand for our future plasma-derived protein therapeutics.

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

Failure to adequately or timely adapt our manufacturing volume as needed or continued manufacturing at or close to our plant’s maximum capacity levels may lead to an inability to supply products, may have an adverse effect on our business and could cause substantial harm to our business reputation and result in breach of our sales agreements and the loss of future customers and orders.

If we experience equipment difficulties or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer.

For certain equipment and supplies, we depend on a limited number of companies that supply and maintain our equipment and provide supplies such as chromatography resins, filter media, glass bottles and stoppers used in the manufacture of our plasma-derived protein therapeutics. If our equipment were to malfunction, or if our suppliers stop manufacturing or supplying such machinery, equipment or any key component parts, the repair or replacement of the machinery may require substantial time and cost, and could disrupt our production and other operations. Alternative sources for key component parts or disposable goods may not be immediately available. In addition, any new equipment or change in supplied materials may require revalidation by us or review and approval by the FDA, the EMA, the IMOH or other regulatory authorities, which may be time-consuming and require additional capital and other resources. We may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. As a result, shipments of affected products may be limited or delayed. Our inability to obtain our key source supplies for the manufacture of products may require us to delay shipments of products, harm customer relationships and force us to curtail operations.

If our shipping or distribution channels were to become inaccessible due to an accident, act of terrorism, strike, epidemic or pandemic (such as the COVID-19 pandemic) or any other force majeure event, our supply, production and distribution processes could be disrupted.

Most of our Proprietary and Distribution products as well as most of the raw materials we utilize, including plasma and plasma derivatives, must be transported under controlled temperature conditions, including temperature of -20 degrees Celsius (-4 degrees Fahrenheit), to ensure the preservation of their proteins. Not all shipping or distribution channels are equipped to transport products or materials at these temperatures. If any of our shipping or distribution channels become inaccessible because of a serious accident, act of terrorism, strike, epidemic or pandemic (such as the COVID-19 pandemic) or any other force majeure event, we may experience disruptions in continued availability of plasma and other raw materials, delays in our production process or a reduction in our ability to distribute our Proprietary and Distribution products to our customers in the markets in which we operate.

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

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information and personal information, we could incur liability due to lost revenues resulting from the unauthorized use or theft of sensitive business information, remediation costs, and litigation risks including potential regulatory action by governmental authorities. In addition, any such disruption, security breach or other incident could delay the further development of our future product candidates due to theft or corruption of our proprietary data or other loss of information. Our business and operations could also be harmed by any reputational damage with customers, investors or third parties with whom we work, and our competitive position could be adversely impacted.

Failure to maintain the security of patient-related information or compliance with security requirements could damage our reputation with customers, cause us to incur substantial additional costs and become subject to litigation.

Pursuant to applicable privacy laws, we must comply with comprehensive privacy and security standards with respect to the use and disclosure of protected health information. If we do not comply with existing or new laws and regulations related to protecting privacy and security of personal or health information, we could be subject to monetary fines, civil penalties, or criminal sanctions. We may be required to comply with the data privacy and security laws of other countries in which we operate or from which we receive data transfers. For example, the General Data Protection Regulation (“GDPR”) which took effect May 25, 2018, has broad application and enhanced penalties for noncompliance. The GDPR, which is wide-ranging in scope, governs the collection and use of personal data in the European Union and imposes operational requirements for companies that receive or process personal data of residents of the European Union. The GDPR may apply to our clinical development operations. In addition, the Israeli Privacy Protection Regulations (Information Security), 2017, which apply to our operations in Israel, require us to take certain security measures to secure the processing of personal data. We rely upon our CROs, third party contractors and distributors to process personal information on our behalf, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that their activities are conducted in accordance with privacy regulations and our reliance on such CROs, third-party contractors and distributors does not relieve us of our regulatory responsibilities. While we take reasonable and prudent steps to protect personal information and use such information in accordance with applicable privacy laws, a compromise in our security systems that results in personal information being obtained by unauthorized persons or our failure to comply with security requirements for financial transactions could adversely affect our reputation with our clients and result in litigation against us or the imposition of penalties, all of which may adversely impact our results of operations, financial condition and liquidity. In addition, given that the privacy laws and regulations in the jurisdictions in which we operate are new and subject to further judicial review and interpretation, it may be determined at a future time that although we take prudent measures to comply with such laws and regulations, such measures will not be sufficient to meet future elaborations or interpretations of such laws and regulations.

Uncertainty surrounding and future changes to healthcare law in the United States and other United States Government related mandates may adversely affect our business.

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

However, some provisions of the healthcare reform law have yet to be fully implemented, and former President Donald Trump vowed to repeal the healthcare reform law. On January 20, 2017, President Trump signed an executive order stating that the administration intended to seek prompt repeal of the healthcare reform law, and, pending repeal, directed the U.S. Department of Health and Human Services and other executive departments and agencies to take all steps necessary to limit any fiscal or regulatory burdens of the healthcare reform law. On October 12, 2017, President Trump signed another executive order directing certain federal agencies to propose regulations or guidelines to permit small businesses to form association health plans, expand the availability of short-term, limited duration insurance, and expand the use of health reimbursement arrangements, which may circumvent some of the requirements for health insurance mandated by the healthcare reform law. The U.S. Congress has also made several attempts to repeal or modify the healthcare reform law. In addition, there is ongoing litigation regarding the implementation and constitutionality of the healthcare reform law. While the law is still in effect pending the ultimate resolution of the litigation, the outcome of the litigation is unknown, and cannot be predicted. There is no guarantee whether the healthcare reform law will remain in effect or be repealed or replaced. In the coming years, additional changes could be made to U.S. governmental healthcare programs and U.S. healthcare laws that could significantly impact the success of our products. We cannot predict what other legislation relating to our business or to the health care industry may be enacted, or what effect such legislation may have on our business, prospects, operating results and financial condition.

In addition, federal, state and foreign governmental authorities are likely to continue efforts to control the price of drugs and reduce overall healthcare costs. For example, CMS issued an interim final rule on November 27, 2020 designed to test whether a Most-Favored-Nation model will help control growth in spending for Medicare Part B drugs without adversely affecting quality of care. This followed an Executive Order issued in September 2020 that directed the Secretary of DHHS to implement new payment models under the Medicare Part B and Part D programs to curb “unfair” and high drug prices in the United States. Implementation of this interim final rule has been blocked by a temporary restraining order and preliminary injunctions through various court actions. These efforts could have an adverse impact on our ability to market products and generate revenues in the United States and foreign countries.

On August 6, 2020, the former President of the United States Donald Trump issued the Executive Order on Ensuring Essential Medicines, Medical Countermeasures, and Critical Inputs Are Made in the United States (Executive Order 13944), which required the U.S. government to purchase “essential” medicines and medical supplies produced domestically, rather than abroad. Subsequently, on October 30, 2020 the FDA published a list of essential medicines, medical countermeasures, and critical inputs as required by Executive Order. The FDA has identified around 227 drugs and 96 devices, along with their respective critical inputs or active ingredients, that the FDA believes “are medically necessary to have available at all times” for the public health. Agencies across the federal government are expected to implement the “Buy American” priorities of the Executive Order through initiation of procurement strategies to help strengthen U.S. manufacturing capabilities and focus their efforts and attention on mobilizing domestic production of these specific items. This includes the FDA accelerating approval and clearance of domestically produced medicines and countermeasures, and it may also include contract awards to specific vendors to speed up domestic production. Rabies immune globulin, such as KEDRAB, is included in the list, and given that KEDRAB is manufactured outside the United States, implementation of the “Buy American” priorities of the Executive Order may affect our ability to continue selling the product to governmental agencies in the U.S. market or otherwise require us to invest in acquiring manufacturing capabilities for the product in the U.S., either directly or through contract manufacturing arrangements. The full effect of the implementation of the Executive Order on our commercial operations and results of operations cannot be currently estimated. On January 25, 2021, President Joe Biden signed a similar Executive Order to maximize the use of goods, products, materials produced in, and services offered in the United States. The Executive Order may affect FDA-related products.

We expect that there will continue to be a number of U.S. federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs.

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

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from Medicare and Medicaid programs, if those business arrangements are not appropriately structured; therefore, our arrangements with referral sources must be structured with care to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits and reported in accordance with the Physician Payments Sunshine Act to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing. Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under federal and state False Claims Act statutes and can be entitled to receive a significant portion (often as great as 30%) of total recoveries. Also, violations of the False Claims Act can result in treble damages, and each false claim submitted can be subject to a penalty of up to $$23,331 per claim. Through the Physician Payments Sunshine Act, the healthcare reform law imposes reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to a broad range of payments, ownership interests, and other transfers of value made to certain physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, certified nurse-midwives and certain teaching hospitals. A number of states have similar laws in place and often require reporting for other categories of healthcare professionals, such as nurses. Additional and stricter prohibitions could be implemented by federal and state authorities. Where practices have been found to involve improper incentives to use products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. Many manufacturers have been required to enter into consent decrees, corporate integrity agreements, or orders that prescribe allowable corporate conduct. Failure to satisfy requirements under the FDCA can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct.

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

Prices in many of our principal markets are subject to local regulation and certain pharmaceutical products, such as our Proprietary and Distribution products, are subject to price controls. In the United States, where pricing levels for our products are substantially established by third-party payors, a reduction in the payors’ amount of reimbursement for a product may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price-related concessions. These actions could have a negative effect on our financial results, particularly in cases where our products command a premium price in the marketplace or where changes in reimbursement rates induce a shift in the site of treatment. The existence of direct and indirect price controls and pressures over our products has affected, and may continue to materially adversely affect, our ability to maintain or increase gross margins.

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

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards, including but not limited to IFRS 15 on revenue from contracts with customers that we adopted in 2018 and IFRS 16 on leases that we adopted in 2019 and changes in their interpretation, we might be required to change our accounting policies, particularly concerning revenue recognition, to alter our operational policies so that they reflect new or amended financial reporting standards, or to restate our published financial statements. Such changes might have an adverse effect on our reputation, business, financial position, and profit, or cause an adverse deviation from our revenue and operating profit target.

We are subject to extensive environmental, health and safety, and other laws and regulations.

Our business involves the controlled use of hazardous materials, various biological compounds and chemicals. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. In addition, some of the license and permits granted to us may be suspended or revoked, resulting in our inability to conduct our regular business activity, manufacture and/or distribute our products for an extended period of time or until we take remedial actions. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred because of injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Additional or more stringent federal, state, local or foreign laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any of these or certain other laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities. In addition, fines and penalties may be imposed for noncompliance with environmental, health and safety and other laws and regulations or for the failure to have, or comply with the terms and conditions of, required environmental or other permits or consents. We are subject to future audits by the Environmental Health Department of the Regional Health Bureau of the IMOH and the Ministry of Environmental Protection of Israel and may be required to perform certain actions from time to time in order to comply with these guidelines and their requirements. We do not expect the costs of complying with these guidelines to be material to our business. See “Item 4. Information on the Company — Environmental.”

Under the Israeli Economic Competition Law, 5758-1988, as amended (the “Competition Law”), a company that supplies or acquires more than 50% of any product or service in Israel in a relevant market may be deemed to be a monopoly. In addition, any company that has “significant market power” (within the meaning of the Competition Law), even if it does not hold market share that is greater than 50%, shall be deemed to be a monopolist under the Competition Law. A monopolist is prohibited from participating in certain business practices, including unreasonably refusing to sell products or provide services over which a monopoly exists, charging unfair prices for such products or services, and abusing its position in the market in a manner that might reduce business competition or harm the public. In addition, the General Director of the Israeli Competition Authority may determine that a company is a monopoly and has the right to order such company to change its conduct in matters that may adversely affect business competition or the public, including by imposing restrictions on its conduct. Depending on the analysis and the definition of the different products we distribute in the markets in which we operate, we may be deemed to be a “monopoly” under the Competition Law with respect to certain of our products. Furthermore, following an amendment to the Competition Law that became effective in August 2015, which repealed the statutory exemption that existed under the Competition Law for restrictive arrangements that were mutually exclusive arrangements, we may face difficulties in certain cases negotiating distribution agreements with foreign pharmaceutical manufacturers.

We have entered into a collective bargaining agreement with the employees’ committee and the Histadrut (General Federation of Labor in Israel), and we have incurred and could in the future incur labor costs or experience work stoppages or labor strikes as a result of any disputes in connection with such agreement.

In December 2013, we signed a collective bargaining agreement with the employees’ committee established by our employees at our Beit Kama production facility in Israel and the Histadrut (General Federation of Labor in Israel) (“Histadrut”), which expired in December 2017. In November 2018, we signed a new collective bargaining agreement with the employees’ committee and the Histadrut, which will expire in December 2021. We have experienced labor disputes and work stoppages in the past and in July 2018, during the course of our negotiations with the Histadrut and the employees’ committee on the extension of the initial collective bargaining agreement beyond the December 2017 expiration, the employee’s committee commenced a labor strike, which continued for approximately one month. As a result of the labor strike, in the year ended December 31, 2018, we had a $1.8 million write-off of indirect manufacturing costs and $0.8 million of process materials scraps. In December 2020, during the course of our negotiations with the Histadrut and the employees’ committee on severance remuneration for employees who may be laid-off as part of the workforce down-sizing planned for 2021 as a result of the transfer of GLASSIA manufacturing to Takeda, the employee’s committee declared a labor dispute, which was subsequently concluded during February 2021 following the execution of a special collective bargaining agreement governing such severance terms. Any future disputes with the employees’ committee and the Histadrut over the implementation or the interpretation or the renewal of the collective bargaining agreement may lead to additional labor costs and/or work stoppages, which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

Tax legislation in the United States may impact our business.

Changes to the Internal Revenue Code, the issuance of administrative rulings or court decisions could impact our business. On December 22, 2017, federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”) was signed into law. The TCJA provides for significant and wide-ranging changes to the U.S. Internal Revenue Code. Although significant guidance has been issued under the TCJA, many aspects of such legislation that could affect our business remain subject to considerable uncertainty. Further, it is impossible to predict the occurrence or timing of any additional tax legislation or other changes in tax law that materially affect our business or investors. For example, U.S. President Biden has put forth a tax plan that, if passed, could have a significant impact on tax rates and the availability of deductions applicable to trades or businesses. While, at this point, we cannot predict the likelihood of U.S. tax reform in 2021 or beyond, or the specific changes that may be enacted, if U.S. tax reform legislation moves forward, there may be an adverse impact to our business and investors.

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

However, the patent landscape in the biotechnology and pharmaceutical fields is highly complicated and uncertain and involves complex legal, factual and scientific questions. Changes in either patent laws or in the interpretation of patent laws in the United States and other countries may diminish the value and strength of our intellectual property or narrow the scope of our patent protection. In addition, we may fail to apply for or be unable to obtain patents necessary to protect our technology or products or enforce our patents due to lack of information about the exact use of our processes by third parties. Even if patents are issued to us or to our licensors, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to prevent competitors from using similar technology or marketing similar products, or limit the length of time our technologies and products have patent protection. Additionally, many of our patents relate to the processes we use to produce our products, not to the products themselves. In many cases, the plasma-derived products we produce or intend to develop in the future will not, in and of themselves, be patentable. Since many of our patents relate to processes or uses of the products obtained therefrom, if a competitor is able to utilize a process that does not rely on our protected intellectual property, that competitor could sell a plasma-derived product similar to one we have developed or sell it without infringing these patents.

Patent rights are territorial; thus, any patent protections we have will only be enforceable in those countries in which we have issued patents. In addition, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the U.S. and the European Union. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not recognize or provide enforcement mechanisms for our patents. Furthermore, it is not possible to know the scope of claims that will be allowed in pending applications or which claims of granted patents, if any, will be deemed enforceable in a court of law.

Due to the extensive time needed to develop, test and obtain regulatory approval for our therapeutic candidates or any product we may sell or market, any patents that protect our therapeutic candidates or any product we may sell or market may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of recombinant or generic products into the market and a subsequent decline in market share and profits.

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

Our patents also may not afford us protection against competitors or other third parties with similar technology. Because patent applications worldwide are typically not published until 18 months after their filing, and because publications of discoveries in scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to file for protection of the inventions set forth in such patent applications. As a result, the patents we own and license may be invalidated in the future, and the patent applications we own and license may not be granted. Moreover, in the US, during 2012, the Leahy-Smith America Invents Act (“AIA”) created a new legal proceeding, the inter partes review petition, that allows third parties to challenge the validity of patents before the Patent Trials and Appeals Board.

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

Our patents are due to expire at various dates between 2024 and 2040. However, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting advantages of the patent. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not be issued in a form that will provide us with any competitive advantage. We also cannot guarantee that: any of our present or future patents or patent claims or other intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned; our intellectual property rights will provide competitive advantages or prevent competitors from making or selling competing products; our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties; any of our pending or future patent applications will be issued or have the coverage originally sought; our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; or we will not lose the ability to assert our intellectual property rights against, or to license our technology to, others and collect royalties or other payments. In addition, our competitors or others may design around our patents or protected technologies. Effective protection of our intellectual property rights may also be unavailable, limited or not applied in some countries, and even if available, we may fail to pursue or obtain necessary intellectual property protection in such countries. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents and other intellectual property rights, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In order to preserve and enforce our patent and other intellectual property rights, we may need to make claims, apply certain patent or other regulatory procedures or file lawsuits against third parties. Such proceedings could entail significant costs to us and divert our management’s attention from developing and commercializing our products. Lawsuits may ultimately be unsuccessful, and may also subject us to counterclaims and cause our intellectual property rights to be challenged, narrowed, invalidated or held to be unenforceable.

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

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights. See “—Our business and operations would suffer in the event of computer system failures, cyber-attacks on our systems or deficiency in our cyber security measures.”

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

The conduct of our business, our Proprietary and/or Distribution products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. For example, certain of our competitors and other third parties own patents and patent applications in areas relating to critical aspects of our business and technology, including the separation and purification of plasma proteins, the composition of AAT, the use of AAT for different indications, and the distribution or use of recombinant or biosimilar pharmaceutical products, and these competitors may in the future allege that we are infringing on their patent rights. We may also be subject to claims that we are infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks, copyrights or trade secrets. Third parties could therefore bring claims against us or our strategic partners that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if such a claim were brought against us, our strategic partners or our manufacturer suppliers for Distribution products, we or they could be forced to permanently or temporarily stop or delay manufacturing, exportation or sales of such product or product candidate that is the subject of the dispute or suit.

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

Risks Related to Our Financial Position and Capital Resources

We have incurred significant losses since our inception and while we were profitable in the four years ended December 31, 2020, we may incur losses in the future and thus may never achieve sustained profitability.

As of December 31, 2020, our cash and cash equivalents and short-term investments were $109.3 million. Since inception, we have incurred significant operating losses. While our net profit was $17.1 million, $22.3 million and $22.3 million for the years ended December 31, 2020, 2019 and 2018, respectively, as of December 31, 2020, we had an accumulated deficit of $43.9 million. While we intend to take actions to address the expected reduction in sales and profitability as a result of the transition of GLASSIA manufacturing to Takeda, there can be no assurance that such actions will be successful and we may not be able to continue to generate profitability in future years.

Our business requires substantial capital, including potential investments in large capital projects, to operate and grow and to achieve our strategy of realizing increased operating leverage.

In order to obtain FDA, EMA and other regulatory approvals for product candidates and new indications for existing products, we may be required to enhance the facilities and processes by which we manufacture existing products, to develop new product delivery mechanisms for existing products, to develop innovative product additions and to conduct clinical trials. We face a number of obstacles that we will need to overcome in order to achieve our operating goals, including but not limited to the successful development of experimental products for use in clinical trials, the design of clinical study protocols acceptable to the FDA, the EMA and other regulatory authorities, the successful outcome of clinical trials, scaling our manufacturing processes to produce commercial quantities or successfully transition technology, obtaining FDA, EMA and other regulatory approvals of the resulting products or processes and successfully marketing an approved or new product with applicable new processes. To finance these various activities, we may need to incur future debt or issue additional equity. We may not be able to structure our debt obligations on favorable economic terms and any offering of additional equity would result in a dilution of the equity interests of our current shareholders. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

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

As of December 31, 2020, we had cash and short-term investments of $109.3 million. We plan to fund our future operations through continued sale and distribution of our proprietary and distribution products, commercialization and or out-licensing of our pipeline product candidates, and as requires raising additional capital through the sale of equity or debt. These amounts may not be sufficient to complete the research and development of all of our candidates, and there can be no assurances of the financial success of our commercialization activities or our ability to access the equity and debt capital markets on terms acceptable to us, if at all. To the extent we are unable to fund our research and development, our future product development activities could be materially adversely affected.

Raising additional capital would cause dilution to our existing shareholders, and raising debt or funds through collaborations or strategic alliances and licensing arrangements may restrict our operations or require us to relinquish rights.

To the extent that we raise additional funds to fund our activities through the sale of equity or securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or substantially similar securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

Risks Related to Our Ordinary Shares

The requirements of being a public company in the United States, as well as in Israel, may strain our resources and distract our management, which could make it difficult to manage our business and could have a negative effect on our results of operations and financial condition.

As a public company whose shares are being traded on Nasdaq and the Tel Aviv Stock Exchange (the “TASE”), we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements is time consuming, and may result in increased costs to us and could have a negative effect on our business, results of operations and financial condition. As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports, and file or make public certain additional information, with respect to our business and financial condition. SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, as our business changes and if we expand either through acquisitions or by means of organic growth, our internal controls may become more complex and we will require significantly more resources to ensure our internal controls remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect our operating results or cause us to fail to meet our reporting obligations. If we identify material weaknesses, the disclosure of that fact, even if quickly remediated, could reduce the market’s confidence in our financial statements and negatively affect our share price.

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

The market price of our ordinary shares is highly volatile and could be subject to wide fluctuations in price as a result of various factors, some of which are beyond our control. These factors include:

●	actual or anticipated fluctuations in our financial condition and operating results;

●	overall conditions in the specialty pharmaceuticals market;

●	loss of significant customers or changes to agreements with our strategic partners;

●	changes in laws or regulations applicable to our products;

●	actual or anticipated changes in our growth rate relative to our competitors’;

●	announcements of clinical trial results, technological innovations, significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

●	changes in key personnel;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	the issuance of new or updated research reports by securities analysts;

●	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

●	announcement of, or expectation of, additional financing efforts;

●	sales of our ordinary shares by us or our shareholders;

●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

●	recalls and/or adverse events associated with our products;

●	the expiration of contractual lock-up agreements with our executive officers and directors; and

●	general political, economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market price of equity securities of many companies. Broad market and industry fluctuations, as well as general economic, political and market conditions, may negatively impact the market price of our ordinary shares. For example, during the year ended December 31, 2020, in the wake of the COVID-19 pandemic, the stock market in general, including in the biotechnology/pharmaceutical sector, experienced extreme price and volume fluctuations. Specifically, our share’s trading volume and price were extremely volatile, fluctuating more than twice their levels prior to the COVID-19 pandemic. Such volatility can be attributed to many factors, including our announcements of the development and progress of our Anti-SARS-CoV-2 IgG product as a potential treatment for COVID-19, our financial results and conditions and general market trends affected by the pandemic. Increases in price and volume may not be sustainable for a long period of time.

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

The trading market for our ordinary shares may be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or, if they do, provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact our share price or trading volume.

Future sales of our ordinary shares in the public market could cause our share price to fall.

Sales by us or the shareholders of a substantial number of our ordinary shares in the public market, either on the TASE or Nasdaq, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. As of December 31, 2020, we had 44,742,963 ordinary shares outstanding.

Furthermore, except for shares held by our affiliates as contemplated by Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), all of the ordinary shares that are outstanding as of December 31, 2020, as well as the 1,660,958 ordinary shares issuable upon exercise of outstanding options and vesting of 104,519 restricted share units granted to certain officers and employees, are freely tradable in the United States without restrictions or further registration under the Securities Act. As of February 24, 2021, approximately 36% of our outstanding ordinary shares are beneficially owned by affiliates. These entities could resell the shares into the public markets in the United States in the future in accordance with the requirements of Rule 144, which include certain limitations on volume.

In addition, the FIMI Opportunity Funds own 9,452,708 of our outstanding ordinary shares (representing an ownership percentage of 21% of the outstanding shares and 20% on a fully diluted basis). Pursuant to a registration rights agreement we entered into with FIMI Opportunity Funds on January 20, 2020, they have “demand” and “piggyback” registration rights covering the ordinary shares of our company held by them. All shares of FIMI Opportunity Funds sold pursuant to an offering covered by a registration statement would be freely transferable. Sales of a substantial number of shares of our ordinary shares, or the perception that the FIMI Opportunity Funds may exercise their registration rights, could put downward pressure on the market price of our ordinary shares and could impair our future ability to raise capital through an offering of our equity securities.

The significant share ownership positions and board representation of the FIMI Opportunity Funds, Leon Recanati and Jonathan Hahn may limit our shareholders’ ability to influence corporate matters.

The FIMI Opportunity Funds (three of whose partners are members of our board of directors, one of which serves as our Chairman), Leon Recanati and Jonathan Hahn, members of our board of directors, beneficially owned, directly and indirectly, approximately 21%, 8% and 4% of our outstanding ordinary shares, respectively, as of February 24, 2021. For additional information, see “Item 6. Directors, Senior Management and Employees — Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” Accordingly, the FIMI Opportunity Funds, Leon Recanati, and the Hahn family through their equity ownership and board representation, individually and collectively, have significant influence over the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed acquisition, merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares. On March 6, 2013, a shareholders agreement was entered into, effective March 4, 2013, pursuant to which Mr. Recanati and any company controlled by him (collectively, the “Recanati Group”), on the one hand, and Damar Chemicals Inc. (“Damar”), TUTEUR S.A.C.I.F.I.A (“Tuteur”) (companies controlled by the Hahn family) and their affiliates (collectively, the “Damar Group”), on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company. We are not party to such agreement or bound by its terms. As a result of such voting agreement, the Recanati Group and the Damar Group and their affiliates together have significant influence over the election of directors of the company.

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

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares, and having interest charges apply to distributions by us and the proceeds of share sales. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation.”

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

Further, on Israel’s domestic front there is currently a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December of 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. In 2019, Israel held general elections twice – in April and September – and a third general election was held on March 2, 2020. The Knesset, for reasons related to this extended political transition, has failed to pass a budget for the year 2020, and certain government ministries are left without necessary resources and may not receive sufficient funding moving forward. During December 2020, the government was unable to pass a budget by the applicable deadline, triggering a snap election expected to take place during March 2021. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and prospects.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2020, we had 408 employees, all of whom were based in Israel. Certain of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to their, or their spouse’s, military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

The tax benefits under Israel tax legislation that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

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

Additionally, we have obtained a tax ruling from the Israel Tax Authority according to which, among other things, our activity has been qualified as an “industrial activity,” as defined in the Investment Law, and is also eligible for tax benefits as a “Privileged Enterprise,” which apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status are scheduled to expire at the end of 2023.

In order to remain eligible for the tax benefits of a Privileged Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and must also comply with the conditions set forth in the tax ruling. These conditions include, among other things, that the production, directly or through subcontractors, of all our products should be performed within certain regions of Israel. If we do not meet these requirements, the tax benefits would be reduced or canceled and we could be required to refund any tax benefits that we received in the past, in whole or in part, linked to the Israeli consumer price index, together with interest. Further, these tax benefits may be reduced or discontinued in the future. For example, while we do not expect that the transfer of manufacturing of GLASSIA to Takeda, or the grant to Takeda of the right to use our technology for such manufacturing, would result in the reduction or loss of these tax benefits, according to the tax ruling that we obtained, we may lose those benefits if it is determined that we do not comply with the conditions set forth in the tax ruling. If these tax benefits are canceled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 25% in 2016, it decreased to 24% in 2017 and further decreased to 23% in 2018 and thereafter. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

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

We are subject to the tax laws and regulations of the State of Israel and numerous other jurisdictions in which we do business. Many judgments are required in determining our provision for income taxes and other tax liabilities, and the applicable tax authorities may not agree with our tax positions. In addition, our tax liabilities are subject to other significant risks and uncertainties, including those arising from potential changes in laws and/or regulations in the State of Israel and the other countries in which we do business, the possibility of adverse determinations with respect to the application of existing laws, changes in our business or structure and changes in the valuation of our deferred tax assets and liabilities. As of December 31, 2020, we had net operating loss carryforwards (“NOLs”) for tax purposes of approximately $27.3 million. If we are unable to fully utilize our NOLs to offset taxable income generated in the future, our future cash taxes could be materially and negatively impacted. For further detail regarding our NOLs, see Note 21 in our consolidated financial statements included in this Annual Report.

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

We are incorporated in Israel. All of our directors and executive officers and the Israeli experts named in this Annual Report reside outside the United States. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

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

Certain provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a public company are purchased. Under our articles of association, a merger shall require the approval of two-thirds of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy, and any amendment to such provision shall require the approval of 60% of the voting rights represented at a meeting of our shareholders and voting on the matter, in person or by proxy. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to certain mergers, while Israeli tax law permits tax deferral, the deferral is contingent on certain restrictions on future transactions, including with respect to dispositions of shares received as consideration, for a period of two years from the date of the merger. See Exhibit 2.1, “Description of Securities —Acquisitions Under Israeli Law,” incorporated herein by reference.

Item 4. Information on the Company

Corporate Information

We were incorporated under the laws of the State of Israel on December 13, 1990 under the name Kamada Ltd. In August 2005, we successfully completed an initial public offering on the TASE. In June 2013, we successfully completed an initial public offering in the United States on Nasdaq. The address of our principal executive office is 2 Holzman St., Science Park, P.O. Box 4081, Rehovot 7670402, Israel, and our telephone number is +972 8 9406472. Our website address is www.kamada.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect the Annual Report on that website.

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

Business Overview

We are a global specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. Our strategy is focused on driving profitable growth from our current commercial activities and our plasma-derived product development and manufacturing expertise. We operate in two segments: the Proprietary Products segment, in which we use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to manufacture, in our cGMP compliant, FDA-approved production facility located in Beit Kama, Israel, six plasma-derived biopharmaceutical products that we market in more than 20 countries, including our two leading products GLASSIA and KEDRAB; and the Distribution segment, in which we leverage our expertise and presence in the Israeli market by distributing more than 20 pharmaceutical products manufactured by third-parties for use in Israel.

Our core focus is on driving profitable growth from our current commercial activities and manufacturing expertise. We intend to expand our Proprietary plasma-derived products business by maximizing the market potential of our existing Proprietary products portfolio, broadening our Distribution products portfolio, enhancing our current manufacturing capabilities, and evolving into a vertically integrated plasma-derived company. We also continue to develop our pipeline, primarily focusing on the pivotal Phase 3 InnovAATe clinical trial of Inhaled AAT for the treatment of AATD and the development of our Anti-SARS-CoV-2 IgG product, and on exploring new strategic business development opportunities. Additionally, in a post-COVID-19 era, in order to address unmet medical needs in potential future emerging healthcare pandemic/epidemic crises, we also intend to leverage our expertise in plasma-derived protein therapeutics to establish a holistic IgG readiness offering and identify additional opportunities in complementary pandemic-related treatment solutions.

GLASSIA, was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA (GLASSIA is also approved for self-administration). GLASSIA is an intravenous AAT product that is indicated for chronic augmentation and maintenance therapy in adults with emphysema due to AATD. We market GLASSIA through a strategic partnership with Takeda in the United States. Our 2020 revenues from the sale of GLASSIA to Takeda totaled $64.9 million, as compared to $68.1 million and $63.3 million during 2019 and 2018, respectively. Based on our exclusive manufacturing, supply and distribution agreement with Takeda, we project that total revenues from sales of GLASSIA to Takeda during 2021 will be approximately $25 million, which is Takeda’s minimum commitment for 2021 pursuant to our existing supply agreement. Based on the licensing and technology transfer agreement between the parties, Takeda is planning to complete the technology transfer of GLASSIA, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021. Accordingly, based on the agreement between the companies, upon initiation of sales of GLASSIA manufactured by Takeda, it will pay royalties to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. While the transition to royalties phase will result in a reduction of our revenue from Takeda, we expect, based on current GLASSIA sales in the U.S. and forecasted future growth, to receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040.

We also market GLASSIA in other counties through local distributors. Total revenues derived from sales of GLASSIA in all other countries during 2020 was $5.5 million, as compared to $5.5 million and $5.0 million during 2019 and 2018, respectively.

KamRAB, a hyper-immune plasma-derived therapeutic for prophylactic treatment against rabies infection administered to patients after exposure to a suspected rabid animal, is manufactured by us from plasma that contains high levels of antibodies from donors that have been previously vaccinated by an active rabies vaccine. KamRAB has been sold by us in various markets outside the United States through local distributors since 2003. In July 2011, we signed a strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KamRAB, and in August 2017 we received FDA approval for anti-rabies immunoglobulin as a post-exposure prophylaxis against rabies infection. In April 2018, we launched KamRAB in the United States, under the trademark “KEDRAB.” Our overall revenues from sales of KEDRAB to Kedrion during 2020, 2019 and 2018 were $18.3 million, $16.4 million and $11.8 million, respectively. Sales of KEDRAB by Kedrion in the United States during the year 2020, 2019 and 2018 totaled $23.7 million, $31.4 million and $15.5 million, respectively. Based on information provided by Kedrion, these sales represent approximately 23%, 20% and 10% share of the relevant U.S. market in each of these years, respectively. The decrease in sales of KEDRAB by Kedrion during 2020 is attributable to the COVID-19 pandemic effect and resulted in higher than planned inventory levels at Kedrion as of December 31, 2020.

In addition to GLASSIA and KEDRAB (and KamRAB), we manufacture two variations of a plasma-derived Anti-D product (intramuscular (“IM”) for prophylaxis of hemolytic disease of newborns and intravenous for the treatment of immune thermobocytopunic purpura), which are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia, as well as two types of anti-snake venom derived from equine plasma, which are sold to the IMOH.

We intend to leverage our experience and available manufacturing capacity at our FDA-approved manufacturing facility to attempt to initiate the production of additional plasma-derived products following the transition of GLASSIA manufacturing to Takeda during 2021 through acquisitions or provision of CMO services. In line with this strategy, in December 2019, we entered into a binding term sheet for a 12-year contract manufacturing agreement with an undisclosed partner to manufacture an FDA-approved and commercialized specialty hyper-immune globulin product.

Following the completion of currently on-going technology transfer process from the current manufacturer, and pending receipt of all required FDA approvals, we expect to commence commercial manufacturing of the product in early 2023. Based on the current market sales volume of this specialty hyper-immune globulin product, we estimate that its manufacturing opportunity will add approximately $8 million to $10 million to our annual revenues, with estimated gross margin level similar to the average gross margins of our Proprietary Products segment.

During January 2021, we entered into an agreement for the acquisition, subject to customary closing conditions, of the plasma collection center of the privately-held B&PR based in Beaumont, Texas, which specializes in the collection of hyper-immune plasma used in the manufacture of Anti-D products. Plasma-derived Anti-D products is being used for prophylaxis of hemolytic disease of newborns, and for the treatment of immune thermobocytopunic purpura. B&PR’s plasma collection center is one of the few FDA-licensed centers in the U.S. producing the raw materials required for these products. The acquisition of B&PR’s plasma collection center shall represent our entry into the U.S. plasma collection market and further our strategic goal of becoming a fully integrated specialty plasma company. We plan to significantly expand our hyperimmune plasma collection capacity by investing in this plasma collection center in Beaumont, Texas, and leveraging its FDA license to open additional centers in the United States. We are committed to growing our hyperimmune IgG portfolio, and believe this acquisition is a significant strategic step in that direction.

Our Distribution segment is comprised of sales in Israel of pharmaceutical products manufactured by third parties. Most of the revenues generated in our Distribution segment are from plasma-derived products manufactured by European companies, and its sales represented approximately 22%, 19% and 17% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively. Over the past several years we continued to extend our Distribution segment products portfolio to non-plasma derived products, including recently entering into agreement with Alvotech and two additional entities for the distribution in Israel of nine different biosimilar products which, subject to EMA and subsequently IMOH approvals, are expected to be launched in Israel between the years 2022 and 2025. We estimate the potential aggregate maximum revenues, achievable within several years of launch, generated by the distribution of all nine biosimilar products to be in the range of $25 million to $35 million annually.

The COVID-19 pandemic and the resulting measures implemented in response to the pandemic are adversely affecting, and is expected to continue to adversely affect, a number of our business activities (including our research and development, clinical trials, operations, supply chains, distribution systems, product development and sales activities) as well as those of our suppliers, customers, third-party payers and patients. Due to the impact of the pandemic and these measures, we have experienced, and expect to continue to experience, unpredictable reductions in demand for certain of our products. As a consequence, we have taken several actions to ensure our manufacturing plant remains operational with limited disruption to business continuity. We have increased inventory levels of raw materials through our suppliers and service providers, have taken measures to ensure international deliveries and shipments and have taken action to reduce certain costs and activities throughout our business operations. We are complying with the State of Israel mandates and recommendations with respect to our work-force management and currently maintain the work-force levels required to support our ongoing commercial operations. We have taken a number of precautionary health and safety measures to safeguard our employees and continue to monitor and assess orders issued by the State of Israel and other applicable governments to ensure compliance with evolving COVID-19 guidelines. While we initiated the development program of our Anti-SARS-CoV-2 IgG therapy for COVID-19, the COVID-19 pandemic affected some of our other research and development programs, resulting in certain delays. The outbreak and preventative or protective actions that governments, corporations, individuals or we have taken or may take in the future to contain the spread of COVID-19 may result in a period of reduced operations, reduced product demand or limit the ability of customers to perform their obligations to us, delays in clinical trials or other research and development efforts, business disruption for us and our suppliers, customers and other third parties with which we do business and potential delays or disruptions related to regulatory approvals.

A number of factors, including but not limited to, continued effect of the factors mentioned above as well as, continued demand for our products, including GLASSIA and KEDRAB in the U.S. market and our distributed products in Israel, financial conditions of our customers, suppliers and services providers, our ability to manage operating expenses, additional competition in the markets that we compete, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, may have an effect on our future financial position and results of operations.

The financial impact of these factors cannot be reasonably estimated at this time but may materially affect our business, financial condition, and results of operation. The full extent to which the pandemic impacts our business, and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and duration of the pandemic and actions to contain its spread or treat its impact, among others.

The expected reduction in our GLASSIA sales to Takeda during 2021 (as mentioned above), and the higher levels of inventory of our commercial products at our distributers (including that of KEDRAB with Kedrion) as well as our Israeli customers, and the continued effect of change in product sales mix during 2021, as well as reduced plant utilization, are anticipated to result in a reduction in revenues and profitability in 2021.

In addition to our commercial operation, we invest in research and development of new product candidates and new indication for existing products activities. Our two leading investigational product candidates are Anti-SARS-CoV-2 IgG as a potential treatment for COVID-19 and Inhaled AAT for AATD. For our Anti-SARS-CoV-2 IgG, we previously reported the completion of enrollment and positive interim results from our Phase 1/2 open-label, single-arm, multi-center clinical trial. We are currently assembling the final study report and plan to publish final results before the end of the first quarter of 2021. In addition, we executed an agreement with the IMOH to supply the product for the treatment of COVID-19 patients in Israel, and recently initiated the supply of the product. The initial order is sufficient to treat approximately 500 hospitalized patients and is expected to generate approximately $3.4 million in revenue in 2021. The IMOH has initiated a multi-center clinical study through which our product is being administered. In April 2020, we entered into a binding term sheet with Kedrion for the co-development, manufacturing and distribution of our human plasma-derived Anti-SARS-CoV-2 IgG product as a potential treatment for coronavirus patients. For Inhaled AAT for AATD, we are currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial.

We have also initiated development of recombinant human Alpha 1 Antitrypsin (“rhAAT”). We engaged Cellca (CDMO located in Germany, part of Sartorius Stedim BioTech Group) to pursue the cell line development of rhAAT in Chinese Hamsters Ovaries with high productivity and adequate product quality.

Our Commercial Product Portfolio

Our products include plasma-derived protein therapeutics produced in our Proprietary Products segment or licensed products, some of which are plasma-derived marketed and sold in our Distribution segment in Israel.

Proprietary Products Segment

Our products in the Proprietary Products segment consist of plasma-derived protein therapeutics derived from human serum, that are administered by injection or infusion. We also manufacture anti-snake venom products from equine based serum.

Our Proprietary Products sales accounted for approximately 76%, 77% and 79% of our total revenues for the years ended December 31, 2020, 2019 and 2018. Our leading product in the Proprietary Products segment is GLASSIA, sales of which (worldwide, including to Takeda), for the years ended December 31, 2020, 2019 and 2018, accounted for approximately 53%, 58% and 60% of our total revenues, respectively. Sales of GLASSIA to Takeda for further distribution in the U.S. market comprised approximately 49%, 54% and 56% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively. Revenues from sales of KEDRAB to Kedrion for further distribution in the U.S. market for the years ended December 31, 2020, 2019 and 2018, accounted for approximately 14%, 13% and 10% of our total revenues, respectively. Sales of KamRAB and KamRho (D) for the years ended December 31, 2020, 2019 and 2018 accounted for the substantial balance of total revenues in the Proprietary Products segment.

The following tables lists our Proprietary Products:

Product	Indication	Active Ingredient	Geography
GLASSIA (or Ventia/Respikam in certain countries)	Intravenous AATD	Alpha-1 Antitrypsin (Human)	United States, Israel, Russia, Brazil, Argentina, Uruguay**, South Africa, Colombia**, Albania**, Kazakhstan**, Costa Rica**
KamRAB/KEDRAB	Prophylaxis of rabies disease	Anti-rabies immunoglobulin (Human)	United States, Israel, India, Thailand, El Salvador*, South Africa*, Bosnia, Russia, Mexico*, Georgia*, Sri Lanka*, Ukraine, Turkey*, South Korea, Canada, Australia and Brazil.
KamRho (D) IM	Prophylaxis of hemolytic disease of newborns	Rho(D) immunoglobulin (Human)	Israel, Brazil, India, Argentina, Paraguay, Chile, Russia, Nigeria*, Sri Lanka*, Thailand*, Costa Rica** and the Palestinian Authority
KamRho (D) IV	Treatment of immune thermobocytopunic purpura	Rho(D) immunoglobulin (Human)	Israel, India* and Argentina*
Snake bite antiserum	Treatment of snake bites by the Vipera palaestinae and the Echis coloratus	Anti-snake venom	Israel

*	We have regulatory approval, but did not market the product in this country in 2020.

**	Product was registered, but we have not yet started sales.

GLASSIA

GLASSIA is an intravenous AAT product produced from fraction IV plasma that is indicated by the FDA for chronic augmentation and maintenance therapy in adults with emphysema due to congenital AATD. AAT is a naturally occurring protein found in a derivative of plasma known as fraction IV. AAT regulates the activity of certain white blood cells known as neutrophils and reduces cell inflammation. Patients with genetic AATD suffer from a chronic inflammatory state, lung tissue damage and a decrease in lung function. While GLASSIA does not cure AATD, it supplements the patient’s insufficient physiological levels of AAT and is administered as a chronic treatment. As such, the patient must take GLASSIA indefinitely over the course of his or her life in order to maintain the benefits provided by it. GLASSIA is administered through single weekly intravenous infusions

In the United States and Europe, we believe that AATD is currently significantly under-diagnosed and under-treated. Based on information published by the Alpha-1 Foundation, there are approximately 100,000 people with AATD in the United States and about the same number in Europe, and we estimate, based on medical literature, that only approximately 10% of all potential cases of AATD are treated. According to the Centers for Medicare and Medicaid Services published payment allowance limits for Medicare part B, the average sale price, as of January 2021, of 10 mg of GLASSIA is $4.877, resulting in an annual cost of between $80,000 and $120,000 per AATD patient. In the United States, in some of the European countries and in Israel, we believe that the majority of the cost of treatment is covered by medical insurance programs.

We estimate that the potential world market for AAT products is significantly larger than current consumption indicates. We believe that the primary reasons for this are the non-availability of AAT products in many countries, under diagnosis of patients suffering from AATD, expensive and protracted registration processes required to commence sales of AAT products in new markets and the absence of insurance reimbursement in various countries. As AATD can be diagnosed with a simple blood test, we expect diagnosis of AATD to continue to increase going forward as awareness of AAT increases. Based on a recent market analysis report, the estimated annual rate of increase of the market size in the U.S. and the five largest European countries of currently approved AATD therapies is approximately 6-8%.

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

Currently, GLASSIA has been registered in ten countries, and is sold in five of those countries and also is sold in one additional country on a non-registered named-patient basis. The majority of sales of GLASSIA are in the United States, where GLASSIA was approved by the FDA in July 2010 and sales began in September 2010. As part of the approval, the FDA requested that we conduct post-approval Phase 4 clinical trials, as is common in the pharmaceutical industry, aimed at collecting additional safety and efficacy data for GLASSIA. Pursuant to our agreement with Takeda (See “— Strategic Partnerships — Takeda.”), the Phase 4 clinical trials are financed and managed by Takeda, provided that if the cost of such Phase 4 clinical trials exceeds a pre-defined amount, we will participate in financing such trial up to a certain amount by offsetting such amounts from future milestones, sales of GLASSIA or royalties from Takeda. The first Phase 4 safety study completed enrollment of a total of 30 subject in the U.S. and Canada during 2020 and its results are currently being analyzed. The second Phase 4 efficacy study was initiated during 2016 and was terminated two years after initiation based on DSMB’s recommendation due to very low recruitment rates. During 2019, Takeda submitted a revised Phase 4 protocol to the FDA, which is currently still under review and discussion with the agency. There have subsequently been several interactions with the FDA with respect to the Phase 4 efficacy study requirement, and Takeda is currently evaluating how to proceed in view of the FDA requirements and cumulative clinical data collected to date on AATD augmentation treatment.

We market GLASSIA in the United States through our partnership with Takeda. We market GLASSIA in Israel by ourselves and in other countries through local distributors. Sales to Takeda accounted for approximately 49%, 54% and 56% of our total revenues in the years ended December 31, 2020, 2019 and 2018, respectively. We submitted and plan to submit GLASSIA for marketing approval in additional countries. Our revenues from sales of GLASSIA worldwide have grown from approximately $0.6 million in 2009 to $70.3 million in 2020, representing 49% compound annual growth rate.

Based on our exclusive manufacturing, supply and distribution agreement with Takeda, we project that total revenues from sales of GLASSIA to Takeda during 2021 will be approximately $25 million, as compared to $64.9 during 2020. Based on the licensing and technology transfer agreement between the parties, Takeda is planning to complete the technology transfer of GLASSIA, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021. Accordingly, based on the agreement between the companies, upon initiation of sales of GLASSIA manufactured by Takeda, it will pay royalties to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. While the transition to royalties phase will result in a reduction of our revenue from Takeda, we project, based on current GLASSIA sales in the U.S. and forecasted future growth, to receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040.

KamRAB/KEDRAB

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

According to the World Health Organization, each year, more than 10 million people worldwide are exposed to potential rabies infection. We believe that there are market opportunities for KamRAB in developing countries, as well as other countries including Canada and Australia. In many developing countries, patients do not receive treatment for suspected rabies due to the lack of availability of healthcare resources.

We began selling KamRAB in certain countries in Asia and Latin America in 2003, and currently sell KamRAB in 11 countries.

In July 2011, we signed a strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KamRAB, pursuant to which Kedrion agreed to bear all the costs required for the Phase 2/3 clinical trials. See “— Strategic Partnerships — Kedrion.” The results of a Phase 2/3 study demonstrated that KamRAB was non-inferior to the comparator HRIG product in achieving Rabies Virus Neutralizing Antibody (RVNA) levels of ≥0.5 IU/mL on day 14, when each was co-administered with a rabies vaccine. In addition, KamRAB was found to be well-tolerated with a safety profile similar to that of the comparator HRIG product. Based on these results, in August 2017, we received FDA approval for the marketing of KamRAB in the United States (under the trademark “KEDRAB”) for post-exposure prophylaxis (PEP) against rabies infection, and in April 2018 KEDRAB was launched in the United States.

In addition, we recently completed an FDA-required post-marketing trial in the U.S. with the primary objective of confirming the safety of KEDRAB in children aged 0 to 17 years. The KEDRAB U.S. pediatric trial was conducted at two sites, one in Arkansas and another in Rhode Island. The study included 30 pediatric patients (ages 0-17 years old), each of whom received KEDRAB as part of PEP treatment following exposure or suspected exposure to an animal suspected or confirmed to be rabid, and safety follow-up was conducted for up to 84 days. The primary objective of the study was to confirm the safety of KEDRAB in the pediatric population. Secondary objectives included the evaluation of antibody levels and the effectiveness of KEDRAB in the prevention of rabies disease when administered with a rabies vaccine according to the PEP recommended guidelines. No serious adverse events were observed during the study. No incidence of rabies disease or deaths were recorded throughout the 84-day study period. The results have been submitted to the FDA for review and inclusion as pediatric data in the KEDRAB full prescribing information.

We believe that FDA approval for marketing the product will assist us in our efforts to register and market KamRAB in additional countries, which we believe would lead to additional sales worldwide. In November 2018, we received marketing approval for KamRAB in Canada and following winning a recent supply tender, we started selling the product in Canada during 2020. We were also recently approved to supply KamRAB through the PAHO, the specialized international health agency for the Americas. We initiated sales of KamRAB through PAHO during 2019.

KamRho (D)

KamRho (D) is indicated for (i) the prevention of hemolytic disease of the newborn (“HDN”), which is a blood disease that occurs where the blood type of the mother is incompatible with the blood type of the fetus; and (ii) a second line treatment of immune thrombocytopenic purpura (“ITP”), which is thought to be an autoimmune blood disease in which the immune system destroys the blood’s platelets, which are necessary for normal blood clotting. KamRho (D) is produced from hyper-immune plasma and is administered through intra-muscular injection (KamRho (D) IM) or through intravenous infusion (KamRho (D) IV).

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

We manufacture the snake bite antiserum pursuant to an agreement with the IMOH entered into in March 2009. We completed construction of the production facilities and laboratories for the product, and successfully passed the IMOH inspections. We began production of our snake bite antiserum in August 2011 and commenced sales to the IMOH in 2012. The agreement with the IMOH expired on December 31, 2020 and we are in the process of negotiating a renewal to the agreement.

Distribution Segment

Our Distribution segment is comprised of sales in Israel of pharmaceutical products manufactured by third parties. We engage third party manufacturers, register their products with the IMOH, import the products to Israel and distribute them to local HMOs, hospitals and pharmacists. Our Distribution segment sales accounted for approximately 24%, 23% and 21% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively. Our primary products in the Distribution segment include pharmaceuticals for critical use delivered by injection, infusion or inhalation. Currently, most of the revenues generated in our Distribution segment are from products produced from plasma or plasma-derivatives, and are manufactured by European companies. IVIG is our primary product in the Distribution segment, comprising approximately 76%, 62% and 58% of total revenues in the Distribution segment for the years ended December 31, 2020, 2019 and 2018, respectively. Sales of IVIG accounted for approximately 19%, 14% and 12% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively.

Over the past several years we continued to extend our Distribution segment products portfolio to non-plasma derived products and in December 2019, we entered into an agreement with Alvotech, a global biopharmaceutical company, to commercialize Alvotech’s portfolio of six biosimilar product candidates in Israel, upon receipt of regulatory approval from the IMOH. Alvotech’s pipeline includes biosimilar product candidates aimed at treating autoimmunity, oncology and inflammatory conditions. Subject to approval by the IMOH, we expect to launch the first of these products, Bonsity, in Israel during 2022. Bonsity is a biosimilar candidate to teriparatide, an FDA approved product marketed by Eli Lilly and Company under the brand name Forteo®/Forsteo® for the treatment of osteoporosis in patients with a high risk of fracture. Bonsity recently received FDA approval. Following receipt of EMA marketing approval by Alvotech, the remaining five products included in the agreement are, subject to approval by the IMOH, expected to be launched in Israel during the years 2023-2025. The Israeli market for the approved reference products to which Alvotech’s six biosimilar products are targeted is estimated to be in the range of $125 million to $150 million for 2018. Based on the projected list price reduction due to increased competition as a result of the launch of these six biosimilar products, and anticipated market penetration potential, we estimate the potential aggregate maximum revenues from the sale of all six products, achievable within several years of launch, generated by the distribution of all six biosimilar products to be in the range of $20 million to $30 million annually.

In addition, in January 2021, we announced the entering into agreements with two undisclosed international pharmaceutical companies to commercialize three biosimilar product candidates in Israel. Subject to approval by the EMA and subsequently by the IMOH, the three products are expected to be launched in Israel between 2022 and 2024. The two pharmaceutical companies will maintain development, manufacturing and supply responsibilities for these three products. The Israeli market for the referenced innovative products to which these three biosimilar products are targeted was between approximately $20 million to $25 million in 2019, and we estimate the potential collective maximum sales generated by the distribution of these three products, achievable following regulatory approval and within several years of launch, to be in the range of $5 million to $7 million annually.

The following table sets forth our primary products in our Distribution segment.

Product	Indication	Active Ingredient
Respiratory

Bramitob	Management of chronic pulmonary infection due to pseudomonas aeruginosa in patients six years and older with cystic fibrosis	Tobramycin

FOSTER	Regular treatment of asthma where use of a combination product (inhaled corticosteroid and long-acting beta2-agonist) is appropriate	Beclomethasone dipropionate, Formoterol fumarate

PROVOCHOLINE	Diagnosis of bronchial airway hyperactivity in subjects who do not have clinically apparent asthma	Methacholine Chloride

AeroBika	OPEP device	None

Immunoglobulins

IVIG 5%	Treatment of various immunodeficiency-related conditions	Gamma globulins (IgG) (human)

Varitect	Preventive treatment after exposure to the virus that causes chicken pox and zoster herpes	Varicella zoster immunoglobulin (human)

Zutectra	Prevention of hepatitis B virus (HBV) re-infection in HBV-DNA negative patients 6 months after liver transplantation for hepatitis B induced liver failure	Human hepatitis B immunoglobulin

Hepatect CP	Prevent contraction of Hepatitis B by adults and children older than two years	Hepatitis B immunoglobulin (human)

Megalotect	Contains antibodies that neutralize cytomegalovirus viruses and prevent their spread in immunologically impaired patients	CMV immunoglobulin (human)

RUCONEST	Treatment of acute angioedema attacks in adults with hereditary angioedema (HAE) due to C1 esterase inhibitor deficiency	Conestat Alfa

Critical Care

Heparin sodium injection	Treatment of thrombo-embolic disorders such as deep vein thrombosis, acute arterial embolism or thrombosis, thrombophlebitis, pulmonary embolism, fat embolism. Prophylaxis of deep vein thrombosis and thromboembolic events	Heparin sodium

Albumin and Albumin 4%	Maintains a proper level in the patient’s blood plasma	Human serum Albumin

Coagulation Factors

Factor VIII	Treatment of Hemophilia Type A diseases	Coagulation Factor VIII (human)

Factor IX	Treatment of Hemophilia Type B disease	Coagulation Factor IX (human)

Vaccinations

IXIARO	Active immunization against Japanese encephalitis in adults, adolescents, children and infants aged 2 months and older	Japanese encephalitis purified inactivated vaccine

Metabolic Disease

Procysbi	nephropathic cystinosis in adults and children 1 year of age and older	Cysteamine Biartrate

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

Our Development Product Pipeline

Our research and development activities include conducting pre-clinical and clinical trials and other development activities for our pipeline products, improving existing products and processes, development work at the request of regulatory authorities and strategic partners, as well as communication with regulatory authorities related to our commercial products as well as clinical programs. We incurred approximately $13.6 million, $13.1 million, and $9.7 million in research and development expenses in the years ended December 31, 2020, 2019 and 2018, respectively.

We are in various stages of pre-clinical and clinical development of new product candidates for our Proprietary Products segment. The following table sets forth our primary product pipeline in our Proprietary Products segment and each such product’s stage of development:

Anti-SARS-CoV-2 IgG Product as a Potential Treatment for COVID-19

In response to the recent COVID-19 outbreak, in early 2020 we initiated the development of a human plasma-derived Anti-SARS-CoV-2 polyclonal immunoglobulin (IgG) product using our proprietary plasma derived IgG platform technology as a potential treatment for COVID-19. The development of our investigational Anti-SARS-CoV-2 IgG product is done with full cooperation with IMOH. The product is developed in line with the requirement of Ph Eur for IV Ig product and based on our established technology platform for IgG, as approved in the United States, Israel and other international markets.

During April 2020, we announced a global collaboration with Kedrion for the development, manufacturing and distribution of our Anti-SARS-CoV-2 IgG product as a potential treatment for COVID-19 patients. Pursuant to the agreed terms, Kedrion will provide plasma, collected at its KEDPLASMA centers, from donors who have recovered from the virus and, upon receipt of regulatory approvals, will be responsible for commercialization of the product in the U.S., Europe, Australia, and South Korea, United Kingdom, Switzerland and Norway. We are responsible for product development, manufacturing, clinical development, with Kedrion’s support, and regulatory submissions. We will also assume distribution responsibility in all territories outside of those Kedrion is responsible for. Marketing rights for the product in China will be shared by the parties. Kedrion is currently collecting COVID-19 convalescent plasma from U.S. recovered patients that will be used by us to manufacture batches of the product. Kedrion is collecting the plasma, through its plasma business unit, KEDPLASMA, at 26 FDA-approved centers across the United States.

In June 2020, our Anti-SARS-CoV-2 IgG product became available for compassionate use treatment in Israel, and In August 2020, we initiated a Phase 1/2 open-label, single-arm, multi-center clinical trial in Israel of our Anti-SARS-CoV-2 IgG product. We completed enrollment in September 2020 and announced initial interim results for the Phase 1/2 clinical trial. A total of 12 eligible patients (age 34-69) were enrolled in the trial and received our product at a single dose of 4 grams IgG within five to 10 days of initial symptoms. Patient follow-up occurs for 84 days. To date, symptoms improvement was observed in 11 of the 12 patients within 24 to 48 hours from treatment. All 11 patients were subsequently discharged from the hospital within a median hospital stay of 4.5 days from treatment. The medical condition of one patient, continue to deteriorate and after few weeks on mechanical ventilation he died. One patient had a serious adverse event four days after treatment, which was categorized by the investigator as unrelated to our IgG product that the patient received in the trial. All 11 patients completed the 84 days follow-up with no relapse or additional SAEs. We expect the final trial results to be available during the first quarter of 2021.

In August 2020, the FDA issued an Emergency Use Authorization for convalescent plasma as a potential treatment for COVID–19. Convalescent plasma plays an important role in the immediate and intermediate response to the disease. Plasma-derived IgG product, as developed by us, is considered to have multiple advantages over convalescent plasma transfusion, such as standardized antibody levels, higher potency, extensive viral inactivation processing, the absence of a blood-type matching requirement, smaller infusion volumes, the ability to be produced in large quantities, and preferred storage conditions.

To potentially expand our COVID-19 clinical development program to the U.S., we, with the support of Kedrion, submitted a pre-Investigational New Drug (“IND”) information package to the FDA with our proposed U.S. clinical development plan. Following the FDA’s response to our pre-IND information package, we, together with Kedrion, continue to evaluate the best suitable plan for the U.S. and/or EU COVID-19 IgG clinical program, and will advance our development upon the conclusion of this review.

In October 2020, we signed an agreement with the IMOH to supply our investigational Anti-SARS-CoV-2 IgG product for the treatment of COVID-19 patients in Israel. We manufacture the product, to be supplied to the IMOH, from convalescent plasma collected and supplied by the Israeli National Blood Services, a division of Magen David Adom (MADA), as well as plasma collected by Kedrion. The initial order, planned to be supplied during the first few months of 2021, is sufficient to treat approximately 500 hospitalized patients. This initial supply is expected to generate approximately $3.4 million in revenue in 2021. The IMOH has initiated a multi-center clinical study through which our product is being administered.

From a supply perspective, we are ramping up our COVID-19 IgG manufacturing capacity, and we intend to increase our supply capabilities during 2021 to support potential additional demand from the Israeli MOH, and possibly other international markets.

Inhaled Formulations of AAT for AATD

We are in the process of development of inhaled formulations of AAT administered through the use of a nebulizer. The nebulizer was developed by PARI. Inhaled AAT for AATD has been designated as an orphan drug for the treatment of AATD in the United States and Europe.

 We have been able to leverage our expertise gained from the production of GLASSIA to develop a stable, high-purity Inhaled AAT for AATD, an inhaled AAT product candidate for the treatment of AATD. Existing treatment for AATD require weekly intravenous infusions of AAT therapeutics. We believe that Inhaled AAT for AATD, if approved, will significantly improve the patient’s disease condition and the quality of life of the patients versus current invasive weekly treatment that requires uncomfortable infusion, consumption of time and administration by a medical professional. If approved, Inhaled AAT for AATD is estimated to be the first AAT product that is not required to be delivered intravenously and instead is administered by a user-friendly, lightweight and silent nebulizer in up to two short daily sessions. We believe that Inhaled AAT for AATD, if approved, will increase patient convenience and reduce or replace the need for patients to use intravenous infusions of AAT products, decreasing the need for clinic visits or nurse home visits and reducing medical costs. Because of the smaller amount of AAT product used in Inhaled AAT for AATD (since it is applied directly to the site of action rather than administered systematically) we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and may be more cost effective for patients and payors and may increase our profitability.

The current standard care for AATD in the United States and in certain European countries is a weekly intravenous infusion of an AAT therapeutic. We estimate that only 2% of the AAT dose reaches the lung when administered intravenously. We have conducted a U.S. Phase 2 clinical study demonstrating that administration of inhaled formulations of AAT through inhalation results in greater dispersion of AAT to the target lung tissue, including the lower lobes and lung periphery. Accordingly, we believe that an inhaled formulation of AAT would require a significantly lower therapeutic dose and would be more effective in reducing inflammation of the lung tissue and inhibiting the uncontrolled neutrophil elastase that causes the breakdown of the lung tissue and the emphysema.

We conducted a double blind placebo controlled and randomized Phase 2/3 pivotal trial, under EMA guidance, which was completed at the end of 2013. A total of 168 patients participated in the trial in seven countries in Europe and Canada. Subjects in this trial were administered with a daily dose of Inhaled AAT or equivalent dose of placebo for 50 consecutive weeks. The primary endpoint for the trial was the time from randomization to the first event-based exacerbation with a severity of moderate or severe. Other endpoints, which were secondary and tertiary, included other exacerbation measures, lung function, CT scan and quality of life. The trial was 80% powered based on the number of exacerbation events collected in the study, in order to detect a difference between the two groups one year later. A 20% difference between the two groups was required to prove efficacy and was considered clinically meaningful and would allow the decision to prescribe treatment. An open label extension of an additional 50 weeks on active drug was offered to study participants in most sites once they completed the initial 50-week period. Treatment in the open label extension of the trial was completed in November 2014.

This study did not meet its primary and secondary endpoints. However, lung function parameters, including Forced Expiratory Volume in One Second (“FEV1”) % of Slow Vital Capacity (“SVC”) and FEV1 % predicted, FEV1 (liters) collected to support safety endpoints, showed concordance of a potential treatment effect in the reduction of the inflammatory injury to the lung that is known to be associated with a reduced loss of respiratory function.

In accordance with guidance received following the meeting with the European rapporteur and co-rapporteur, we performed several post hoc analyses. Results of the post hoc analyses indicate that after one year of daily inhalation of our Inhaled AAT, clinically and statistically significant improvements were seen in spirometric measures of lung function, particularly in bronchial airflow measurements FEV1 (L), FEV1% predicted and FEV1/SVC. These favorable results were even more evident when analyzing the overall treatment effect throughout the full year.

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

During March 2014, we initiated Phase 2 trials in the United States. The trial was completed in May 2016. This trial was intended to serve as a supplementary trial to the European Phase 2/3 trial and was designed to incorporate parameters required by the FDA. This Phase 2, double-blind, placebo-controlled study explored the ELF and plasma concentration as well as safety of Inhaled AAT in AATD subjects. The subjects received one of two doses of Inhaled AAT or placebo. The study involved the inhalation of 80 mg or 160 mg of human AAT or placebo twice daily via the eFlow device for 12 weeks. Following the 12 week double blind period, the subjects were offered to participate in an additional 12 weeks open label period during which they receive only Inhaled AAT therapy. In December 2015, we completed the enrollment of patients for the U.S. Phase 2 clinical trial, and in August 2016, we reported positive top-line results, according to which we met the primary endpoint.

AATD patients treated with our Inhaled AAT product in such U.S. Phase 2 clinical trial, demonstrated a significant increase in endothelial lining fluid (“ELF”) AAT antigenic level compared to the placebo group [median increase 4551 nM, p-value<0.0005 (80 mg/day, n=12), and 13454 nM, p-value<0.002 (160mg/day, n=12)]. These results are more than twice the increase of ELF antigenic AAT level (+2600 nM) observed in our previously completed intravenous AAT pivotal study (60mg/kg/week). Antigenic AAT represents the total amount of AAT in the lung, both active and inactive. The study results also showed that our Inhaled AAT is more efficient than IV to restore ELF AAT level within the lung. In addition, ELF Anti-Neutrophil Elastase inhibitory (“ANEC”) level also increased significantly [median increase 2766 nM, p-value<0.0005 (80mg/day) and 3557 nM., p-value<0.004 (160 mg/day)]. The increase in ELF ANEC level was also more than twice that demonstrated in our previously completed IV AAT pivotal study. The ANEC level represents the active AAT that can counterbalance further damage by neutrophil elastase.

The updated data included in our poster presentation of May 2017 demonstrated that ELF-AAT, neutrophil elastase (NE)-AAT and ANEC complexes concentration significantly increased in subjects receiving the 80 mg and 160 mg doses, (median increase of 38.7 neutrophil migration (nM), p-value<0.0005 (80 mg/day, n=12), and median increase of 46.2 nM, p-value<0.002 (160 mg/day, n=10)). This is a specific measure of the anti-proteolytic effect in the ELF and represents the amount of NE that was broken down by AAT. The increase in levels of functional AAT was six times higher (160 mg per day) than is achievable with intravenous (IV) AAT. In addition, ELF NE decreased significantly. Also, the 80 mg data demonstrated a significant reduction in the percentage of neutrophils. Finally, aerosolized M-specific AAT was detected in the plasma of all subjects receiving Inhaled AAT, consistent with what was seen in the Phase 2/3 clinical trial of our Inhaled AAT conducted in the EU.

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

When we presented the data from the European Phase 2/3 study to the FDA, the agency expressed concerns and questions about that data, primarily related to the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data and product characteristics. Following several discussions with the FDA and EMA, through which we provided both agencies additional data and information in response to their concerns and questions and addressed both agencies’ guidance with respect to our proposed subsequent phase 3 pivotal study protocol, we received positive scientific advice from the CHMP of the EMA related to the development plan for our proposed pivotal Phase 3 pivotal study for Inhaled AAT for AATD, and in April 2019, we received a letter from the FDA stating that we had satisfactorily addressed the concerns and questions with respect to the proposed Phase 3 clinical trial.

During December 2019, we announced that the first patient was randomized in Europe into our pivotal Phase 3 InnovAATe clinical trial evaluating the safety and efficacy of our proprietary inhaled AAT therapy for the treatment of AATD. The study is being led by Jan Stolk, M.D., Department of Pulmonology, Member of European Reference Network LUNG, Leiden University Medical Center, The Netherlands. InnovAATe is a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial designed to assess the efficacy and safety of Inhaled AAT in patients with AATD and moderate lung disease. Up to 250 patients will be randomized 1:1 to receive either Inhaled AAT at a dose of 80mg once daily, or placebo, over two years of treatment. The primary endpoint of the InnovAATe trial is lung function measured by FEV1. Secondary endpoints include lung density changes as measured by CT densitometry, as well as other parameters of disease severity, such as additional pulmonary functions, exacerbation rate and six-minute walk test. The safety profile will be monitored continuously by a Data Monitoring Committee with predefined rules to be applied after the first 60 subjects have completed six months of treatment.

Enrolment in the pivotal Phase 3 InnovAATe clinical trial, which continued through February 2020, was temporarily halted due to the impact of COVID-19 pandemic on healthcare systems. Patients already recruited to the study continued treatment as planned. Enrollment into the study was resumed in the third quarter of 2020, per appropriate conditions at clinical trial sites. Although we recently resumed recruitment to the study, the COVID-19 pandemic has slowed down the rate of recruitment and the current pandemic situation mainly across Europe affects our ability to currently open new study sites.

Prior to the initiation of the pivotal Phase 3 InnovAATe clinical trial we completed a Human Factor Study (HFS) to support the combination product, consisting of our Inhaled AAT and the investigational eFlow nebulizer system of PARI Pharma GmbH. Based on feedback received from the FDA, we are initiating a subsequent HFS to support improved use regimen of the product.

In addition to the pivotal study and based on feedback received from the FDA regarding anti-drug antibodies (ADA) to Inhaled AAT, we intend to concurrently conduct a sub-study in North America in which approximately 30 patients will be evaluated for the effect of ADA on AAT levels in plasma with Inhaled AAT and IV AAT treatments. We already obtained FDA acceptance of the protocol design for the study; however, initiation of this sub-study has been delayed due to the effect of the COVID-19 pandemic.

From a strategic standpoint, we continue to evaluate partnering opportunities for the development and commercialization of this important pipeline product.

Liquid AAT for Organ Preservation Prior to Transplantation

AAT has been found to have anti-inflammatory, tissue-protective, immune-modulatory and anti-apoptotic properties. These characteristics may decrease tissue injury by lowering levels of pro-inflammatory cytokines and proteases associated with organ injury during harvest and transplantation, the prevalent causes of organ transplant rejection. Organ preservation methods pre-transplantation are continuously improving due to advanced technologies, such as ex-vivo perfusion systems.

We collaborated with Massachusetts General Hospital (“MGH”) in an investigator initiated, proof-of-concept study evaluating the potential benefit of AAT on liver preservation and transplant rejection prevention led by James F. Markmann, M.D., Ph.D., Chief, Division of Transplant Surgery, MGH, who is the Claude E. Welch Professor of Surgery at Harvard Medical School. The purpose of the study was to assess the effect of AAT on liver graft quality and viability and to evaluate the liver graft for markers of Ischemia-Reperfusion Injury (IRI) and tissue damage. In the first cohort of the study, organ viability parameters (e.g., liver function tests and hemodynamics, which represent risks for failure or dysfunction after transplantation), inflammatory pathway analysis and histology, were all measured and yielded positive trends. The second cohort of the study aimed to assess the effect of AAT with a different dosing. The study evaluated the effect of AAT on a liver graft once administered into an ex-vivo perfusion system.

In addition, we are currently investigating the effect of Alpha-1 antitrypsin delivered via different preservation methods on ischemia-reperfusion injury in pig kidneys. This preclinical work is being performed in collaboration with the University of Oxford at the laboratory of Prof. Ploeg, Professor of Transplant Biology; Director of Clinical and Translational Research of University of Oxford.

Recombinant AAT

We have initiated development recombinant human Alpha 1 Antitrypsin (“rhAAT”). To ensure the success of this project, we have previously developed analytical tools (physicochemical, biochemical, in-vitro, and in-vivo) that will support the selection and characterization of functional rhAAT. In addition, we have established a significant understanding on several expression systems and finally selected Cellca (CDMO located in Germany, part of Sartorius Stedim BioTech Group) to pursue the cell line development of the rhAAT in Chinese Hamsters Ovaries with high productivity and adequate product quality.

With respect to the development of our rhAAT and organ preservation, our continued investment would be subject, among other things, to attracting strategic partner(s) to collaborate in the further development of those programs.

Other Prior Research Activities

We previously tested our liquid, intravenous plasma-derived AAT product for other indications utilizing AATs known therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties:

●	Acute Graft versus Host Disease (aGvHD) - In November 2016, we initiated a Phase 2/3 clinical trial for the treatment of aGvHD in collaboration with Shire (now part of Takeda) in the United States. In June 2017, Shire informed us of its decision not to continue with the study. As the result of this decision, the study was halted. In January 2018, we announced a collaboration with a consortium of prominent hospitals led by Mount Sinai Hospital and initiated an investigator initiated Phase 2 clinical study to evaluate our AAT product for preemption of steroid refractory aGvHD (SR-aGvHD) utilizing a novel blood biomarker developed algorithm that may identify patients at high risk of developing SR-aGvHD and non-relapse mortality. The study included 30 patients and the primary endpoint was the incidence of steroid-refractory GVHD by day 100 after transplantation. The results of the study show that treatment with IV-AAT was well-tolerated by the patients and six cases of steroid-refractory GVHD were observed. This rate of disease incidence was within the pre-determined range, defined by the investigators, that if achieved, would warrant further clinical evaluation of the treatment.

●	Lung Transplantation Rejection - We have also initiated a Phase 2 clinical study with our intravenous AAT product to prevent lung transplantation rejection. In January 2018, we announced interim results from this study, which showed that our intravenous AAT demonstrated favorable safety and tolerability profile in 10 patients during first six months of treatment, consistent with previously observed results in other indications. In February 2019, we announced additional interim results from such study suggesting improvement in multiple key clinical outcomes and overall demonstrated a trend towards improvement in multiple clinical outcomes.

While we are encouraged with the results of our IV AAT in both the GvHD and lung transplantation studies, we do not intend to further advance these programs at this time, mainly as a result of the limited overall potential benefit to us specifically due to our commercial arrangement with Takeda and them taking over GLASSIA manufacturing in 2021.

Strategic Partnerships

We currently have strategic partnerships with a number of different companies regarding the distribution and/or development of our products portfolio. Certain of the strategic partnerships relating to our Proprietary Products segment are discussed below.

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

The partnership arrangement with Takeda includes three main agreements: (1) an exclusive manufacturing, supply and distribution agreement, pursuant to which we manufacture GLASSIA for sale to Takeda for further distribution in the United States, Canada, Australia and New Zealand; (2) a technology license agreement, which grants Takeda licenses to use our knowledge and patents to produce, develop and sell GLASSIA; and (3) a fraction IV-I paste supply agreement, pursuant to which Takeda will supply us with fraction IV plasma, a plasma derivative, produced by Takeda, as discussed under “— Manufacturing and Supply — Raw Materials — Fraction IV plasma for GLASSIA.” As between us and Takeda, other than with respect to plasma-derived AAT administration by IV, we retain all rights, including distribution rights, to any form of AAT administration, including Inhaled AAT for AATD.”

Sales to Takeda accounted for approximately 49%, 54% and 56% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively.

Exclusive Manufacturing, Supply and Distribution Agreement

Pursuant to the exclusive manufacturing, supply and distribution agreement, we received an upfront and milestone payments of $25 million in total related to distribution rights. Additionally, Takeda is obligated to purchase a minimum amount of GLASSIA per year. Under the agreement, Takeda is also obligated to fund required Phase 4 clinical trials related to GLASSIA up to a specified amount. If the costs of such clinical trials are in excess of this amount, we have agreed to fund a portion of the additional costs. Under the agreement, we undertook to reimburse Takeda for its GLASSIA marketing efforts up to a limited amount during the years 2017-2020. During the years since the initial execution of the agreement, the parties agreed to several amendments to the agreement, mainly related to supply quantities of GLASSIA by us to Takeda and transfer pricing. On August 30, 2019, we signed the sixth amendment to the exclusive manufacturing, supply and distribution agreement with Takeda to extend the period of minimum purchases by Takeda of GLASSIA until the end of 2021 and increase the minimum purchases under the distribution agreement. Our 2020 revenues from the sale of GLASSIA to Takeda totaled $64.9 million and we project that total revenues from sales of GLASSIA to Takeda for 2021 will be approximately $25 million, which is Takeda’s minimum commitment for 2021 pursuant to the agreement with Takeda. According to the terms of the agreement, following its compliance with its purchasing obligations until the end of 2021, Takeda will have no further obligation to purchase a minimum amount of GLASSIA.

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

See “Item 3. Key Information — D. Risk Factors — With the cessation of production of GLASSIA for Takeda in 2021, our revenues and profitability will decrease.”

Technology License Agreement

The technology license agreement provides an exclusive license to Takeda, with the right to sub-license to certain manufacturing parties, of our intellectual property and know-how regarding the manufacture and additional development of GLASSIA for use in Takeda’s production and sale of GLASSIA in the United States, Canada, Australia and New Zealand. Pursuant to the technology license agreement, we are entitled to receive payments for the achievement of certain milestones for an aggregate of up to $20.0 million, of which $15.0 million are development-based milestones related to the transfer of technology to Takeda and $5.0 million are sales-based milestones. To date, we have received $15 million of the total aggregate milestone payments under the agreement.

Takeda will complete the technology transfer of GLASSIA manufacturing, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021. Accordingly, based on the technology license agreement between the companies, and in addition to the above mentioned milestone payments, upon initiation of commercial sales of GLASSIA manufactured by Takeda, Takeda will pay royalties to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040.

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

Kedrion (KEDRAB and Anti-SARS-CoV-2)

On July 18, 2011, we signed an agreement with Kedrion, an international pharmaceutical company engaged in the manufacture of life-saving drugs based on human plasma which complement our products, and which are marketed in Europe, the United States and approximately 40 other countries worldwide. The agreement provides for exclusive cooperation on completing the clinical development, and marketing and distribution of our anti-rabies pharmaceutical, KamRAB, in the United States under the name KEDRAB, if the product is approved. Pursuant to the agreement, Kedrion bore all the costs of the Phase 2/3 clinical trials in the United States of our product for rabies. Costs related to any Phase 4 clinical trials, if required, and the FDA Prescription Drug User fee that is required for all FDA new drug approvals, will be divided equally between us and Kedrion. An addendum to the agreement was executed dated as of October 15, 2016, with respect to the performance of a safety clinical trial for the treatment of pediatric patients in the United States. According to such addendum, Kedrion and us agreed to equally share the cost of such trial. A second addendum to the agreement was executed dated as of October 11, 2018, with respect to the purchase prices of KEDRAB under the agreement.

The agreement provides exclusive rights to Kedrion to market and sell KEDRAB in the United States. We retain intellectual property rights to KEDRAB. Kedrion is obligated to purchase a minimum amount of KEDRAB per year during the term of the agreement.

In 2014, the Phase 2/3 study was completed and successfully met the trial’s primary endpoint of non-inferiority when measured against an IgG reference product, and in September 2016, the BLA was submitted to the FDA. In August 2017, we received FDA approval of anti-rabies immunoglobulin as a post-exposure prophylaxis against rabies infection. In April 2018, we launched KEDRAB in the United States. See “Item 4. Information on the Company — Proprietary Products Segment — KamRAB/KEDRAB”. Our overall revenues from the sales of KEDRAB to Kedrion during 2020, 2019 and 2018 were $18.3 million, $16.4 million and $11.8 million, respectively. Sales of KEDRAB by Kedrion in the United States during the years 2020, 2019 and 2018 totaled $23.7 million, $31.4 million and $15.5 million, respectively. Based on information provided by Kedrion, these sales represent approximately 23%, 20% and 10% share of the relevant U.S. market in each of these years, respectively. The decrease in sales of KEDRAB by Kedrion during 2020 is attributable to the impact of the COVID-19 pandemic.

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

In April 2020, we entered into a binding term sheet for the co-development, manufacturing and distribution of a human plasma-derived Anti-SARS-CoV-2 polyclonal immunoglobulin (IgG) product as a potential treatment for COVID-19 patients. The plasma-derived Anti-SARS-CoV-2 IgG product will be developed and manufactured utilizing our proprietary IgG platform technology. Pursuant to the agreed terms, Kedrion will provide plasma, collected at its KEDPLASMA centers, from donors who have recovered from the virus and, upon receipt of regulatory approvals, will be responsible for commercialization of the product in the U.S., Europe, Australia, South Korea, United Kingdom, Switzerland and Norway. We are responsible for product development, manufacturing, clinical development, with Kedrion’s support, and regulatory submissions. We will also assume distribution responsibility in all territories outside of those Kedrion is responsible for. Marketing rights for the product in China will be shared by the parties. The binding term sheet shall remain in full force and effect until the definitive agreements are executed by the parties, or at the latest until June 30, 2021, unless early terminated by mutual agreement of the parties.

PARI

On November 16, 2006, we entered into a license agreement with PARI (the “Original PARI Agreement”) regarding the clinical development of an inhaled formulation of AAT, including Inhaled AAT for AATD, using PARI’s “eFlow” nebulizer. Under the Original PARI Agreement, we received an exclusive worldwide license, subject to certain preexisting rights, including the right to grant sub-licenses, to use the “eFlow” nebulizer, including the associated technology and intellectual property, for the clinical development, registration and commercialization of inhaled formulations of AAT to treat AATD and respiratory deterioration, and to commercialize the device for use with such inhaled formulations. The agreement also provided for PARI’s cooperation with us during the pre-clinical phase and Phase 1 clinical trials of Inhaled AAT, where each of the parties was responsible for developing and adapting its own product and bore the costs involved.

Pursuant to the Original PARI Agreement, we agreed to pay PARI royalties from sales of Inhaled AAT, after certain deductions, at the rates specified in the agreement. We have agreed to pay PARI tiered royalties ranging from the low single digits up to the high single digits based on the annual net sales of inhaled formulations of AAT for the applicable indications. The royalties will be paid for each country separately, until the later of (1) the expiration of the last of certain specified patents covering the “eFlow” nebulizer, or (2) 15 years following the first commercial sale of an inhaled formulation of AAT in that country (the “PARI royalties period”). During the PARI royalties period, PARI is obligated to pay us specified percentages of its annual sales of the “eFlow” nebulizer for use with Inhaled AAT above a certain threshold defined in the agreement and after certain deductions. On February 21, 2008, we entered into an addendum to the Original PARI Agreement (together with the Original PARI Agreement, the “PARI Agreement”), which extended the exclusive global license granted to us to use the “eFlow” nebulizer, including the associated technology and intellectual property, for the clinical development, registration and commercialization of Inhaled AAT for two additional indications of lung disease, namely cystic fibrosis and bronchiectasis. At present, the development of cystic fibrosis and bronchiectasis products is suspended as we prioritize other products. Pursuant to the addendum, each party will be responsible for developing and adapting its own product for the additional indications and will bear the costs involved. Additionally, we and PARI will supply, each at its own expense, Inhaled AAT and the “eFlow” nebulizers, respectively, and in the quantities required for all phases of clinical studies worldwide. In addition, PARI will provide to us, at its expense, technical and regulatory support regarding the “eFlow” nebulizer. Sales of the inhaled formulation of AAT for the additional indications will be added to sales of the first two indications covered by the original agreement as the basis for calculating the royalties to be paid by us to PARI.

The PARI Agreement expires when the PARI royalties period ends. Either party can terminate the PARI Agreement upon customary termination provisions. Additionally, upon the occurrence of any one of the following events, PARI has the right to negotiate with us in good faith about whether to continue our collaboration: (i) PARI’s costs of the required clinical trials exceed a certain amount, unless we or a third party incurs such expenses on behalf of PARI; (ii) an inhaled formulation of AAT is not successfully registered with any regulatory authorities by 2016; (iii) there are no commercial sales of inhaled formulations of AAT within a certain period after successful registration with any regulatory authority; or (iv) we cease development of inhaled formulations of AAT for a certain period of time. If, within 180 days of PARI’s request to negotiate, we do not agree to continue the collaboration, PARI has the option either to render the license they grant to us non-exclusive or to terminate the agreement. We have the right to terminate the agreement, upon prior written notice, (i) in the event that the “eFlow” nebulizer is determined to infringe upon a third party’s intellectual property rights, (ii) an injunction barring the use of the “eFlow” nebulizer has been in place for a certain period of time, (iii) a clinical trial for inhaled formulations of AAT fails as a result of, after a cure period, the “eFlow” nebulizer not conforming to specifications or PARI’s inability to supply the “eFlow” nebulizer; or (iv) failure by PARI to register the “eFlow” nebulizer within a certain period of time after receiving Phase 3 results for Inhaled AAT for AATD. Following any termination, all licensed rights will revert to PARI, unless we terminate the agreement as a result of PARI’s bankruptcy, payment failure or material breach, in which case we retain the license rights to the “eFlow” nebulizer as long as we continue making royalty payments.

In addition, in May 2019, we signed a Clinical Study Supply Agreement (“CSSA”) with PARI for the supply of the required quantities of PARI’s “eTrack” controller kits and the “PARItrack” web portal associated with PARI’s “eFlow” nebulizer required for our pivotal Phase 3 InnovAATe clinical trial and for the FDA required HFS. The CSSA is a supplement agreement to the Original PARI Agreement and will expire upon the expiration or termination of the Original PARI Agreement.

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

Manufacturing and Supply

We have a production plant located in Beit Kama, Israel. We manufacture all of our proprietary plasma-derived products in this facility. We operate the main production facility on a campaign-basis so that at any time the facility is assigned to produce only one product. The division of facility time among the various products is determined based on orders received, sales forecasts and development needs. During 2014, we completed the build out of a new logistic facility in our plant in Beit Kama that supports our logistic needs. During each year we have routine maintenance shutdowns of our plant, which may last up to a few weeks.

Our production plant passed various health authorities’ inspections. The plant was initially inspected by the U.S. FDA during 2010, and in March 2017 the FDA completed an inspection of our facility in connection with our GLASSIA and KEDRAB products with no critical observations. The Israeli MOH conducted a GMP inspections in each of 2011, July 2013, February 2016 and November 2018, with no critical observations. In July 2018, Health Canada (the department of the government of Canada with responsibility for national public health) completed an audit in connection with the KamRAB product, with no critical observations. In February 2019, the Croatian health agency completed a GMP inspection of our facility in connection with GLASSIA and our Inhaled AAT for AATD product, with no critical observations. In March 2019, the Mexican heath agency completed a GMP inspection of our facility in connection with our KamRAB product, which concluded with no critical observations and with a dispute on required corrective actions. The Kazakhstan health agency also completed a GMP inspection in April 2019, with no critical observations. In December 2020, the Israeli MOH completed a GMP inspection with no critical observations.

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

In the years ended December 31, 2020, 2019 and 2018, we incurred $22.9 million, $31.5 million and $25.5 million of expenses for the purchase of raw materials, respectively.

Plasma derived Fraction IV paste for GLASSIA manufacturing

On August 23, 2010, in conjunction with the partnership arrangement with Takeda, we signed a fraction IV paste supply agreement with Takeda for the supply of fraction IV for use in the production of GLASSIA to be sold in the United States. Under this agreement, Takeda also supplies us with fraction IV to continue the development, pre-clinical and clinical studies of GLASSIA and other AAT derived products and for the production, sale and distribution of GLASSIA in jurisdictions other than those which are covered under the exclusive manufacturing, supply and distribution agreement with Takeda as well as for other AAT derived products (e.g., Inhaled AAT). Takeda receives no payment for the supply of fraction IV plasma to be used by us for the manufacture of GLASSIA to be sold to Takeda. If we require fraction IV for other purposes, we are entitled to purchase it from Takeda at a predetermined price.

The supply agreement terminates on August 23, 2040, subject to an option for earlier termination in the event of a material breach.

We have an additional fraction IV plasma supplier, approved for production of GLASSIA marketed in non-U.S. countries. We are in the process of exploring the entry into a long-term supply agreements for fraction IV plasma with additional suppliers.

Hyper-immune Plasma

We have a number of suppliers in the United States for hyper-immune plasma with which we have long-term supply agreements. Hyper-immune plasma is used for the production of KamRAB/KEDRAB and KamRho(D), as well as our Anti-SARS-CoV-2 IgG product currently under development. In addition to long-term supply agreements, we work to secure availability of hyper-immune plasma on an annual basis by providing forecasts to our suppliers based on our customers’ actual and forecasted orders. We continue to seek to enter into long-term supply agreements for hyper-immune plasma with additional plasma-collection companies.

In January 2012, we entered into a plasma purchase agreement with KedPlasma, a subsidiary of Kedrion, for the supply of anti-rabies hyper-immune plasma required for the manufacturing of KamRAB (including for manufacturing of KEDRAB for sale to Kedrion for further distribution in the U.S. market). The agreement provides for a commitment to supply certain minimum annual quantities at predetermined prices. We are currently negotiating a renewal of the agreement terms.

Pursuant to the global collaboration engagement with Kedrion for the co-development, manufacturing and distribution of our Anti-SARS-CoV-2 IgG product as a potential treatment for COVID-19 patients, Kedrion through its subsidiary, KEDPLASMA, is supplying us plasma from U.S. donors who have recovered from COVID-19 to be used for the development and manufacturing of the Anti-SARS-CoV-2 IgG product. In addition, per our Anti-SAR-CoV-2 supply agreement with the IMOH, we will receive convalescent plasma collected and supplied by the Israeli National Blood Services, a division of Magen David Adom (MADA).

In line with our strategy to become vertically integrated plasma-derived company through the development and/or acquisition of plasma collection, during January 2021, we entered into an agreement for the acquisition, subject to customary closing conditions, of the assets, licenses and business of B&PR, an FDA-licensed plasma collection center located in Beaumont, TX. We plan to invest in growing the site’s collection volume and to leverage its FDA license to open additional collection centers, significantly growing our overall hyperimmune plasma collection capacity.

Marketing and Distribution

In the Proprietary Products segment, we receive orders for our products and, other than for GLASSIA and KEDRAB sales in the U.S. market, we received requests for participation in tenders for the supply of plasma-derived protein therapeutics from potential distributors and from existing distributors. We sell GLASSIA to Takeda for further distribution in the U.S. market (however, given the transition of GLASSIA manufacturing to Takeda, we do not expect to continue to sell GLASSIA to Takeda after 2021), and sell to other distributors in additional non-U.S. countries. We sell KEDRAB to Kedrion for distribution in the U.S. market and sell KamRAB and KamRho to other distributers in additional non-U.S. countries. Pursuant to an agreement with the IMOH, we expect to supply certain quantities of our investigational Anti-SARS-CoV-2 IgG product to the IMOH during 2021.

For our products, we market, in most cases, by means of agreements with local distributors in each country through a tender process and/or the private market. The tender process is conducted on a regular basis by the distributors, sometimes on an annual basis. For existing customers, our existing relationship does not guarantee additional orders from the same customers in these tenders. The decisive parameter is generally the price proposed in the tender. The distributor purchases plasma-derived protein therapeutics from us and sells them to its customers (either directly or by means of sub-distributors). In most cases, we do not sign agreements with the end users, and as such, we do not fix the price to the end user or its terms of payment and are not exposed to credit risks of the end users. In the vast majority of cases, our agreements with the local distributors award the various distributors exclusivity in the distribution of our plasma-derived protein therapeutics in the relevant country. The distribution agreements are, usually made for a specific initial period and are subsequently renewed for certain agreed periods, where the parties have the right to cancel or renew the agreements with prior notice of a number of months. In these markets, we do not actively participate in the marketing to the end users, except for supplying marketing assistance where the cost is negligible or in some cases, reimburse the local distributor for an agreed amount of its actual marketing expenses. In Israel, we market our plasma-derived protein therapeutics independently to the healthcare providers and medical centers, or through a logistic partner company that specializes in the supply of equipment and pharmaceuticals to healthcare providers.

Most of our sales outside of Israel are made against open credit and some in documentary credit or advance payment. Most of our sales inside Israel are made against open credit or cash. The credit given to some of our customers abroad (except for sales in documentary credit or advanced payment) is mostly secured by means of a credit insurance policy and in certain cases with bank guarantees.

In the Distribution segment, we market our products in Israel to HMOs and hospitals on our own or through third party logistic associates. We sell certain of our Distribution segment products through offers to participate in public tenders that occur on an annual basis or through direct orders. The public tender process involves HMOs and hospitals soliciting bids from several potential suppliers, including us, and selecting the winning bid based on several attributes, the primary attributes are generally price and availability. The annual public tender process is also used by our existing customers to determine their suppliers. As a result, our existing relationships with customers in our Distribution segment do not guarantee additional orders from such customers year to year.

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

Customers

For the year ended December 31, 2020, sales to our three largest customers, Takeda, Kedrion and Clalit Health Services, an Israeli HMO, accounted for 49%, 14% and 10%, respectively, of our total revenues. For the year ended December 31, 2019, sales to Takeda, Kedrion and Clalit Health Services, an Israeli HMO, accounted for 54%, 13% and 11%, respectively, of our total revenues. For the year ended December 31, 2018, sales to Takeda and Kedrion accounted for 56% and 10%, respectively, of our total revenues.

Takeda and Kedrion are currently our major customers in the Proprietary Products segment. Our other customers in the Proprietary Products segment are our distributors in Argentina, Russia, Thailand, India and Brazil as well as HMOs and medical centers in Israel. In other geographies, most of the sales of our products are conducted through local distributors. These arrangements are further described above under “— Marketing and Distribution.”

Our primary customers in the Distribution segment are HMOs and hospitals in Israel, including Clalit Health Services and Maccabi Healthcare Services.

Competition

The worldwide market for pharmaceuticals in general, and biopharmaceutical and plasma products in particular, has in recent years undergone a process of mergers and acquisitions among companies active in such markets. This trend has led to a reduction in the number of competitors in the market and the strengthening of the remaining competitors, mainly for specific immunoglobulin products.

Proprietary Products Segment

We believe that there are several competitors for each of our products in the Proprietary Products segment. These competitors include CSL Behring Ltd., Grifols S.A., which acquired a previous competitor, Talecris Biotherapeutics, Inc. in 2011, Octapharma and Kedrion (other than for KEDRAB). These competitors are multi-national companies that specialize in plasma derived protein therapeutics and are distributing their plasma derived pharmaceutical products worldwide. We have not seen significant changes in the activities of our competitors in recent years. Additionally, our strategic alliance with Takeda and Kedrion in the United States has strengthened our GLASSIA and KEDRAB competitive positioning in the market.

Our competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. Most of them have an additional advantage regarding the availability of raw materials, as they fractionate plasma internally and own plasma collection centers and/or companies that collect or produce raw materials such as plasma.

The following describes details known to us about our most significant competitors for each of our main Proprietary Products segment products.

GLASSIA. GLASSIA has several competitors, including plasma derived companies such as Grifols, CSL and Takeda, all of which have competing plasma derived AAT products approved for AATD and are marketed in the U.S. as well in some countries in the EU. We estimate that: Grifols’ AAT by infusion product for the treatment of AATD, Prolastin, accounts for at least 50% market share in the United States and more than 70% of sales worldwide. In September 2017, Grifols announced that the FDA approved a liquid formulation of its AAT product. Apart from its sales of the past Talecris product, Grifols is also a local producer of an additional AAT product, Trypsone, which is marketed in Spain and in some Latin American countries, including Brazil. CSL’s AAT by IV product, Zemaira, is mainly sold in the United States, and during 2015 received centralized marketing authorization approval in the European Union. CSL launched the product in few selected EU markets during 2016 under the brand name Respreeza. Takeda is our strategic partner for sales of GLASSIA and it also serves existing patients in the United States with its own proprietary product, Aralast. As far as we know, Takeda is proactively marketing both products in the United States, and currently maintaining existing patients on Aralast. In addition, we are aware of a local producer of AAT in the French market, Laboratoire Français du Fractionnement et des Biotechnologies, S.A. (LFB). We do not believe any new suppliers are expected to enter the United States market for plasma derived AAT by infusion in the near future.

In addition, we have several other competitors such as Vertex Pharmaceuticals, Inhibrx, ApicBio and Mereo, all of which have development stage programs for new medications for treatment of AATD. Based on available public information, Vertex, a Boston, MA headquartered company, is in early-stage clinical development of VX-864, a small molecule utilizing a correction approach to prevent protein misfolding in the liver of AATD patients, which can otherwise aggregate and ultimately be pro-inflammatory in the liver. Vertex believes small molecule correctors for protein misfolding could address both liver and lung disease manifestations, possibly avoiding the need for conventional augmentation therapy, further differentiating its product candidates as a novel therapeutic approach. Inhibrx, a California based company, is in early clinical development of INBRX-101 a recombinantly produced AAT replacement protein specifically designed to address some limitations of plasma derived AAT replacement therapy. The modifications introduced into INBRX-101 aim to improve the pharmacokinetic profile (PK) and obliterate inactivation through oxidation. This could offer superior clinical activity to the current commercial plasma derived AAT by providing sustained enhanced serum concentration with a less frequent, monthly dosing regimen. Apic Bio, a Boston, MA based company is in pre-clinical stage development of APB-101 a “liver-sparing” gene therapy designed for treatment of Alpha-1 patients. In pre-clinical studies, APB-101 demonstrated the ability to reduce levels of the mutant Alpha-1 protein (Z-AAT) and at the same time program liver cells to produce the correct Alpha-1 protein (M-AAT). Mereo, a UK based company, is in clinical stage of development of MPH-966 as an oral neutrophil elastase inhibitor being explored for the potential treatment of AATD. These product candidates, if approved, may have an adverse effect on the AATD market and reduce or eliminate the need for the currently approved plasma derived AAT augmentation therapy, and thus may affect our ability to continue and generate revenues and earnings from our GLASSIA. In addition, these product candidates, if approved, may have a negative effect on our ability to continue the development of our Inhaled AAT, and if approved, to market Inhaled AAT and obtain a meaningful market share.

KamRAB/KEDRAB. We believe that there are two main competitors for this anti-rabies product worldwide: Grifols, whose product we estimate comprises of approximately 70%-80% of the anti-rabies market in the United States, and CSL, which sells its anti-rabies product in Europe and elsewhere. Sanofi Pasteur, the vaccines division of Sanofi S.A., has a product registered for the United States market, but the product is primarily sold in Europe and not currently sold in significant quantities in the United States. There are a number of local producers in other countries that make similar anti-rabies products. Most of these products are based on equine serum, which we believe results in inferior products, as compared to products made from human plasma. Over the past several years, a number of companies have made attempts, and some are still in the process of developing monoclonal antibodies for an anti-rabies treatment. The first monoclonal antibody product was approved and is available in India. These products may be as effective as the currently available plasma derived anti-rabies vaccine and may potentially be significantly cheaper, and as such may result in loss of market share of KamRAB/KEDRAB.

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

Anti-SARS-CoV-2 IgG for COVID-19. In the wake of the COVID-19 pandemic, the CoVIg-19 Plasma Alliance partnership (the Alliance”) was formed of the world’s leading plasma companies, spanning plasma collection, development, production and distribution with the goal to accelerate the development of a potential treatment, and increase supply of the potential treatment. In addition to Biotest, BPL, CSL Behring, LFB, Octapharma and Takeda all of which formed the Alliance, the following additional industry members have reportedly joined the Alliance: ADMA Biologics, BioPharma Plasma, GC Pharma, Liminal BioSciences and Sanquin. The Alliance is developing a plasma derived hyperimmune therapy for COVID-19 that is based on plasma collected from convalescent COVID-19 patients, which is similar to our Anti-SARS-CoV-2 investigational IgG product. In addition, the Alliance recently announced the initiation of the ITAC Phase 3 clinical trial sponsored by the NIAID, part of the NIH, which will evaluate the safety, tolerability and efficacy of an investigational anti-coronavirus hyperimmune intravenous immunoglobulin (H-Ig) medicine for treating hospitalized adults at risk for serious complications of COVID-19 disease. If successful, the Alliance’s product may become one of the earliest treatment options for hospitalized COVID-19 patients. This product, if approved, may affect our ability to launch and/or market our Anti-SARS-CoV-2 investigational IgG product, if approved.

In addition, a number of companies are in the process of advanced development of monoclonal antibodies for an Anti-SARS-CoV-2 treatment, such as Regeneron’s casirivimab and imdevimab which form a novel monoclonal antibody cocktail being studied for its potential both to treat appropriate patients with COVID-19 and to prevent SARS-CoV-2 infection, and Eli Lilly’s investigational neutralizing antibody bamlanivimab (LY-CoV555) 700 mg. Bamlanivimab which received emergency use authorization from the FDA for the treatment of mild to moderate COVID-19 in adults and pediatric patients 12 years and older with a positive COVID-19 test, who are at high risk for progressing to severe COVID-19 and/or hospitalization. Moreover, the FDA recently issued an Emergency Use Authorization for convalescent plasma as a potential treatment for COVID–19. Convalescent plasma plays an important role in the immediate and intermediate response to the disease. These products and other similar products may be as effective as our plasma derived IgG product, may obtain approval for the FDA, EMA or other regulatory agencies sooner than our product, may be significantly cheaper, and as such may affect our ability to launch and/or gain sufficient market share with our Anti-SARS-CoV-2 investigational IgG product, if approved.

Distribution Segment

We believe that there are a number of companies active in the Israeli market distributing the products of several manufacturers whose comparable products compete with our products in the Distribution segment. In the plasma area, these manufacturers include Grifols, Takeda, CSL, Omrix Biopharmaceuticals Ltd. (a Johnson & Johnson company), while in other specialties and biosimilar products we may be competing against products produced by some of largest pharmaceutical manufacturers in the world, such as, Novartis AG, AstraZeneca AB, Sanofi UK and GlaxoSmithKline. These competing manufacturers have advantages of size, financial resources, market share, broad product selection and extensive experience in the market, although we believe that we have established expertise in the Israeli market. Each of these competitors sells its products through a local subsidiary or a local representative in Israel.

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

●	Phase 1 studies may be conducted in a limited number of patients, but are usually conducted in healthy volunteer subjects. The drug is usually tested for safety and, as appropriate, for absorption, metabolism, distribution, excretion, pharmacodynamics and pharmacokinetics.

●	Phase 2 usually involves studies in a larger, but still limited, patient population to evaluate preliminarily the efficacy of the drug candidate for specific, targeted indications; to determine dosage tolerance and optimal dosage; and to identify possible short-term adverse effects and safety risks.

●	Phase 3 trials are undertaken to further evaluate clinical efficacy of a specific endpoint and to test further for safety within an expanded patient population at geographically dispersed clinical study sites.

Phase 1, Phase 2 or Phase 3 testing may not be completed successfully within any specific time period, if at all, with respect to any of our product candidates. Results from one trial are not necessarily predictive of results from later trials, the FDA may require additional testing or a larger pool of subjects beyond what we proposed as the clinical development process proceeds, thereby requiring more time and resources to complete the trials. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk, or may not allow the importation of the clinical trial materials if there is non-compliance with applicable laws.

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, the fees payable to the FDA for reviewing a BLA, as well as annual fees for commercial manufacturing establishments and for approved products, can be substantial. The BLA review fee alone can exceed $2,800,000, subject to certain limited deferrals, waivers and reductions that may be available. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will “file” the BLA, thus triggering a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goals are to review and act on 90% of priority BLA applications and priority original efficacy supplements within six months of the 60-day filing date and receipt date, respectively. The FDA’s goals are to review and act on 90% of standard BLA applications and standard original efficacy supplements within 10 months of the 60-day filing date and receipt date, respectively. The FDA, however, may not be able to approve a drug within these established goals, and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but an “action letter” that describes additional work that must be done before the application can be approved. Before approving a BLA, the FDA may inspect the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process, and will not approve the product unless cGMP compliance is satisfactory. The FDA may deny approval of a BLA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or never be granted. If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, will require that warning statements be included in the product labeling, may impose additional warnings to be specifically highlighted in the labeling (e.g., a Black Box Warning), which can significantly affect promotion and sales of the product, may require that additional studies be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. To market a product for other uses, or to make certain manufacturing or other changes requires prior FDA review and approval of a BLA Supplement or new BLA. Further post-marketing testing and surveillance to monitor the safety or efficacy of a product is required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.

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

In the European Union, an application for marketing authorization can be submitted after the application for orphan drug designation has been submitted, while the designation is still pending, but should be submitted prior to the designation application in order to obtain a fee reduction. Orphan drug designation does not convey any advantage in except eligibility to conditional approval process, or shorten the duration of, the regulatory review and approval process.

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

The FDA also may require a Boxed Warning (e.g., a specific warning in the label to address a specific risk, sometimes referred to as a “Black Box Warning”), which has marketing restrictions, and post-marketing testing, or Phase 4 testing, as well as a Risk Evaluation and Minimization Strategy (REMS) plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of the product.

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

On August 6, 2020, the President of the United States issued the Executive Order on Ensuring Essential Medicines, Medical Countermeasures, and Critical Inputs Are Made in the United States (Executive Order 13944), which required the U.S. government to purchase “essential” medicines and medical supplies produced domestically, rather than abroad. Subsequently, on October 30, 2020 the FDA published a list of essential medicines, medical countermeasures, and critical inputs as required by Executive Order. The FDA has identified around 227 drugs and 96 devices, along with their respective critical inputs or active ingredients, that the FDA believes “are medically necessary to have available at all times” for the public health. Agencies across the federal government are expected to implement the “Buy American” priorities of the Executive Order through initiation of procurement strategies to help strengthen U.S. manufacturing capabilities and focus their efforts and attention on mobilizing domestic production of these specific items. This includes the FDA accelerating approval and clearance of domestically produced medicines and countermeasures, and it may also include contract awards to specific vendors to speed up domestic production. Rabies immune globulin, such as KEDRAB, is included in the list, and given that KEDRAB is manufactured outside the United States, implementation of the “Buy American” priorities of the Executive Order may affect our ability to continue selling the product to governmental agencies in the U.S. market or otherwise require us to invest in acquiring manufacturing capabilities for the product in the U.S., either directly or through contract manufacturing arrangements. The full effect of the implementation of the Executive Order on our commercial operations and results of operations cannot be currently estimated.

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

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America, Asia and Israel, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

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

Patents

As of December 31, 2020, we owned for use within our field of business eleven families of patents and patent applications, all of which are granted or pending, respectively, in the United States, most were also filed in Europe, Canada and Israel and some were additionally filed in Russia, Turkey, certain Latin American countries, Australia and other countries, two pending PCT applications and four US provisional applications. At present, one patent family protecting our manufacturing process of GLASSIA is considered to be material to the operation of our business as a whole. Such patent has been issued in a variety of jurisdictions, including Australia, Austria, Belgium, Canada, Denmark, Estonia, Israel, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Slovenia, Poland, Spain, Portugal, Sweden, Switzerland, Turkey, the United Kingdom and the United States, and is due to expire in 2024. Furthermore, we own a patent family filed in 2018, protecting our manufacturing process of immunoglobulins. This patent family includes pending applications in the U.S., Canada, Europe and Israel.

Our patents generally relate to the separation and purification of proteins and their respective pharmaceutical compositions. Our patents and patent applications further relate to the use of our products for a variety of clinical indications, and their delivery methods. Our patents and patent applications are expected to expire at various dates between 2024 and 2040. We also rely on trade secrets to protect certain aspects of our separation and purification technology.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or any patent applications that we license will result in the issuance of any patents and there is no guarantee that patent applications that were filed with the patent offices, which are still pending, will be eventually granted and will be registered. Additionally, our issued patents and those that may be issued in the future may be challenged, opposed, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. We cannot be certain that we were the first to file the inventions claimed in our owned patents or patent applications. In addition, our competitors or other third parties may independently develop similar technologies that do not fall within the scope of the technology protected under our patents, or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for research and development, testing and regulatory review of a potential product until authorization for marketing, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. Our registered trademarks in several countries, such as United States and the European Union, Israel, and certain Latin American countries, include the trademarks GLASSIA, RESPIKAM, KAMRAB, KEDRAB, KAMADA RESPIRA, KamRHO-D, KamRHO, KAMADA and Rebinolin.

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

Since January 2017, we have leased approximately 2,200 square meters of a building located in the Kiryat Weizmann Science Park in Rehovot, Israel, which replaced our former Ness Ziona premises. This property houses our head office, our research and development laboratory and additional departments such as our research and development, clinical, medical, regulatory and business development departments. We sublease approximately 500 square meters of such premises to a third-party renter.

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

Organizational Structure

Our significant subsidiaries are set forth below. All subsidiaries are either 100 percent owned by us or controlled by us. All companies are incorporated and registered in the country in which they operate as listed below:

Legal Name	Jurisdiction
Kamada Biopharma Limited	England and Wales
Kamada Inc.	Delaware
Kamada Plasma LLC	Delaware (wholly owned by Kamada Inc)
Kamada Assets (2001) Ltd.	Israel
Kamada Ireland Limited	Ireland

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

The audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

Overview

We are a global specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. Our strategy is focused on driving profitable growth from our current commercial activities and our plasma-derived product development and manufacturing expertise. We operate in two segments: the Proprietary Products segment, in which we use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to manufacture, in our cGMP compliant, FDA-approved production facility located in Beit Kama, Israel, six plasma-derived biopharmaceutical products that we market in more than 20 countries, including our two leading products GLASSIA and KEDRAB; and the Distribution segment, in which we leverage our expertise and presence in the Israeli market by distributing more than 20 pharmaceutical products manufactured by third-parties for use in Israel.

Our Products and Commercial Activities

GLASSIA was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. GLASSIA is an intravenous AAT product that is indicated for chronic augmentation and maintenance therapy in adults with emphysema due to AATD, and is also approved for self-administration. We market GLASSIA through a strategic partnership with Takeda in the United States. Our 2020 revenues from the sale of GLASSIA to Takeda totaled $64.9 million, as compared to $68.1 million and $63.3 million during 2019 and 2018, respectively. Based on our exclusive manufacturing, supply and distribution agreement with Takeda, we project that total revenues from sales of GLASSIA to Takeda during 2021 will be approximately $25 million, which is Takeda’s minimum commitment for 2021 pursuant to our existing supply agreement. Based on the licensing and technology transfer agreement between the parties, Takeda is planning to complete the technology transfer of GLASSIA, and pending FDA approval, will initiate its own production of GLASSIA for the U.S. market in 2021. Accordingly, based on the agreement between the companies, upon initiation of sales of GLASSIA manufactured by Takeda, it will pay royalties to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. While the transition to royalties phase will result in a reduction of our revenue from Takeda, we project, based on current GLASSIA sales in the U.S. and forecasted future growth, to receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040.

We also market GLASSIA in other counties through local distributors. Total revenues derived from sales of GLASSIA in all other countries during 2020 was $5.5 million, as compared to $5.5 million and $5.0 million during 2019 and 2018, respectively.

KamRAB, a hyper-immune plasma-derived therapeutic for prophylactic treatment against rabies infection administered to patients after exposure to a suspected rabid animal, is manufactured by us from plasma that contains high levels of antibodies from donors that have been previously vaccinated by an active rabies vaccine. KamRAB has been sold by us in various markets outside the United States through local distributors since 2003. In July 2011, we signed a strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KamRAB, and in August 2017 we received FDA approval for anti-rabies immunoglobulin as a post-exposure prophylaxis against rabies infection. In April 2018, we launched KamRAB in the United States, under the trademark “KEDRAB.” Our overall revenues from sales of KEDRAB to Kedrion during 2020, 2019 and 2018 were $18.3 million, $16.4 million and $11.8 million, respectively. Sales of KEDRAB by Kedrion in the United States during the year 2020, 2019 and 2018 totaled $23.7 million, $31.4 million and $15.5 million, respectively. Based on information provided by Kedrion, these sales represent approximately 23%, 20% and 10% share of the relevant U.S. market in each of these years, respectively. The decrease in sales of KEDRAB by Kedrion during 2020 is attributable to the impact of the COVID-19 pandemic and resulted in higher than planned inventory levels at Kedrion as of December 31, 2020.

In addition to GLASSIA and KEDRAB (and KamRAB), we manufacture two variations of a plasma-derived Anti-D product (IM for prophylaxis of hemolytic disease of newborns and IV for the treatment of immune thermobocytopunic purpura), which are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia, as well as two types of anti-snake venom derived from equine plasma, which are sold to the IMOH.

We intend to leverage our experience and available manufacturing capacity at our FDA-approved manufacturing facility to initiate the production of additional plasma-derived products following the transition of GLASSIA manufacturing to Takeda during 2021, through acquisitions or provision of CMO services. In line with this strategy, in December 2019, we entered into a binding term sheet for a 12-year contract manufacturing agreement with an undisclosed partner to manufacture an FDA-approved and commercialized specialty hyper-immune globulin product. Following the completion of currently on-going technology transfer process from the current manufacturer, and pending receipt of all required FDA approvals, we expect to commence commercial manufacturing of the product in early 2023. Based on the current market sales volume of this specialty hyper-immune globulin product, we estimate that its manufacturing opportunity will add approximately $8 million to $10 million to our annual revenues, with estimated gross margin level similar to the average gross margins of our Proprietary Products segment.

Our Distribution segment is comprised of sales in Israel of pharmaceutical products manufactured by third parties. Most of the revenues generated in our Distribution segment are from products produced from plasma or plasma-derivatives, and are manufactured by European companies, and its sales represented approximately 19%, 14% and 12% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively. Over the past several years we continued to extend our Distribution segment products portfolio to non-plasma derived products, including recently entering into agreement with Alvotech and two additional entities for the distribution in Israel of nine different biosimilar products which, subject to EMA and subsequently IMOH approvals, are expected to be launched in Israel between the years 2022 and 2025. We estimate the potential aggregate maximum revenues, achievable within several years of launch, generated by the distribution of all nine biosimilar products to be in the range of $25 million to $35 million annually.

Segment performance is evaluated based on revenues and gross profit (loss). Items that are not allocated to our segments consist mainly of research and development costs, sales and marketing expenses, general and administrative costs, financial expenses, net and tax on income, each of which are managed on a group basis. For the year ended December 31, 2020, we derived $100.9 million of revenues from our Proprietary Products segment, or 76% of total revenues, and $32.3 million of revenues from our Distribution segment, or 24% of total revenues. For the year ended December 31, 2019, we derived $97.7 million of revenues from our Proprietary Products segment, or 77% of total revenues, and $29.5 million of revenues from our Distribution segment, or 23% of total revenues. For the year ended December 31, 2018, we derived $90.8 million of revenues from our Proprietary Products segment, or 79% of total revenues, and $23.7 million of revenues from our Distribution segment, or 21% of total revenues.

The transition of Glassia manufacturing to Takeda during 2021 (as discussed above) and the continued uncertainty in the operating environment created by the ongoing global COVID-19 pandemic (as described below under “COVID-19 Pandemic Effects”), as well as the continued change in product sales mix during 2021 and reduced plant utilization are anticipated to result in reduced revenues and profitability in 2021.

In addition to our commercial operations, we invest in research and development of new product candidates and new indication for existing products activities. Our two leading investigational product candidates are Anti-SARS-CoV-2 IgG as a potential treatment for COVID-19 and Inhaled AAT for AATD. For our Anti-SARS-CoV-2 IgG, we previously reported the completion of enrollment and positive interim results from our Phase 1/2 open-label, single-arm, multi-center clinical trial. We are currently assembling the final study report and plan to publish final results before the end of the first quarter of 2021. In addition, we executed an agreement with the IMOH to supply the product for the treatment of COVID-19 patients in Israel, and recently initiated the supply of the product. The initial order is sufficient to treat approximately 500 hospitalized patients and is expected to generate approximately $3.4 million in revenue in 2021. The IMOH has initiated a multi-center clinical study through which our product is being administered. In April 2020, we entered into a binding term sheet with Kedrion for the co-development, manufacturing and distribution of our human plasma-derived Anti-SARS-CoV-2 IgG product as a potential treatment for coronavirus patients. For Inhaled AAT for AATD, we are currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial.

COVID-19 Pandemic Effects

The COVID-19 pandemic and the resulting measures implemented in response to the pandemic are adversely affecting, and is expected to continue to adversely affect, a number of our business activities (including our research and development, clinical trials, operations, supply chains, distribution systems, product development and sales activities) as well as those of our suppliers, customers, third-party payers and patients. Due to the impact of the pandemic and these measures, we have experienced, and expect to continue to experience, unpredictable reductions in demand for certain of our products. As a consequence, we have taken several actions to ensure our manufacturing plant remains operational with limited disruption to business continuity. We have increased inventory levels of raw materials through our suppliers and service providers, have taken measures to ensure international deliveries and shipments and have taken action to reduce certain costs and activities throughout our business operations. We are complying with the State of Israel mandates and recommendations with respect to our work-force management and currently maintain the work-force levels required to support our ongoing commercial operations. We have taken a number of precautionary health and safety measures to safeguard our employees and continue to monitor and assess orders issued by the State of Israel and other applicable governments to ensure compliance with evolving COVID-19 guidelines. While we initiated the development program of our Anti-SARS-CoV-2 IgG therapy for COVID-19, the COVID-19 pandemic affected some of our other research and development programs, including patient recruitment rate into our pivotal Phase 3 InnovAAT clinical trial, resulting in certain delays. The outbreak and preventative or protective actions that governments, corporations, individuals or we have taken or may take in the future to contain the spread of COVID-19 may result in a period of reduced operations, reduced product demand or limit the ability of customers to perform their obligations to us, delays in clinical trials or other research and development efforts, business disruption for us and our suppliers, customers and other third parties with which we do business and potential delays or disruptions related to regulatory approvals.

While COVID-19 related disruption had various effects on our business activities, commercial operation, revenues and operational expenses, as a result of the actions we have taken to date, our overall results of operations for the year ended December 31, 2020 were not materially affected; however, a number of factors, including but not limited to, continued effect of the factors mentioned above as well as, continued demand for our products, including GLASSIA and KEDRAB, in the U.S. market and our distributed products in Israel, financial conditions of our customers, suppliers and services providers, our ability to manage operating expenses, additional competition in the markets that we compete, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, may have an effect on our future financial position and results of operations.

The financial impact of these factors cannot be reasonably estimated at this time but may materially affect our business, financial condition, and results of operation. The full extent to which the pandemic impacts our business, and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and duration of the pandemic and actions to contain its spread or treat its impact, among others.

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

We derived a significant portion of our total revenues from sales of GLASSIA to Takeda. Sales to Takeda accounted for approximately 49%, 54% and 56% of our total revenues in the years ended December 31, 2020, 2019 and 2018, respectively. Revenue from all sales of GLASSIA comprised approximately 53%, 58% and 60% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively. Sales of KEDRAB to Kedrion during the years ended December 31, 2020, 2019 and 2018 accounted for approximately 14%, 13% and 10% of our total revenues, respectively.

In our Distribution segment, we generate revenues from the sale in Israel of imported products produced by third parties. Sales of IVIG accounted for approximately 19%, 14% and 12% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively.

We derived approximately 64%, 66% and 66% of our total revenues in the years ended December 31, 2020, 2019 and 2018, respectively, from sales in the United States, approximately 27%, 25% and 25% of our total revenues in the years ended December 31, 2020, 2019 and 2018, respectively, from sales in Israel (including both sales for our Proprietary Products segment and the Distribution segment), approximately 3%, 4% and 3% of our total revenues in the years ended December 31, 2020, 2019 and 2018, respectively, from sales in Europe, approximately 1%, 2% and 3% of our total revenues in the years ended December 31, 2020, 2019 and 2018, respectively, from sales in Asia (excluding Israel), and approximately 5%, 3% and 3% of our total revenues in the years ended December 31, 2020, 2019 and 2018, respectively, from sales in Latin America.

Cost of Revenues

Cost of revenues in our Proprietary Products segment includes expenses related to the manufacturing of products such as raw materials, payroll, utilities, laboratory costs and depreciation. Cost of revenues also includes provisions for the costs associated with manufacturing scraps and inventory write-offs.

A significant portion of our manufacturing costs are for raw materials consisting of plasma or fraction IV of plasma. In order to ensure the availability of plasma and fraction IV, we have secured the supply of plasma and fraction IV from multiple suppliers, including from Takeda for the manufacturing of GLASSIA and from Kedrion for the manufacturing of KEDRAB and our Anti-SARS-CoV-2 IgG product. In addition, during January 2021 we entered into an agreement for the acquisition, subject to customary closing conditions, of the plasma collection center of B&PR based in Beaumont, Texas, which specializes in the collection of hyper-immune plasma used in the manufacture of Anti-D products. The acquisition of B&PR’s plasma collection center shall represent our entry into the U.S. plasma collection market and further our strategic goal of becoming a fully integrated specialty plasma company. We plan to significantly expand our hyperimmune plasma collection capacity by investing in this plasma collection center in Beaumont, Texas, and leveraging its FDA license to open additional centers in the United States. We are committed to growing our hyperimmune IgG portfolio, and believe this acquisition is a significant strategic step in that direction.

Costs of revenues in our Distribution segment consists of costs of products acquired, packaging and labeling for sales by us in Israel.

Gross Profit

Gross profit is the difference between total revenues and the cost of revenues. Gross profit is mainly affected by volume and mix of sales, as well as manufacturing efficiencies, cost of raw materials and plant maintenance and overhead costs.

Our gross margins are generally higher in our Proprietary Products segment (43%, 46% and 42% for the years ended December 31, 2020, 2019 and 2018, respectively) than in our Distribution segment (14%, 15% and 15% for the years ended December 31, 2020, 2019 and 2018, respectively).

The reduction in gross profitability during 2020, in the Propriety Products segment was as a result of changes in product sales mix, as well as reduced plant utilization. The reduction in gross profitability in our Distribution segment during 2020 was a result of a change in product sales mix which was driven by demand changes driven by the effects of the COVID-19 pandemic.

Research and Development Expenses

The development of pharmaceutical products, including plasma-derived protein therapeutics, is characterized by significant up-front product development costs. Research and development expenses are incurred for the development of new products and newly revised processes for existing products and includes expenses for pre-clinical and clinical trials, development activities in the different fields, the advanced understanding of the mechanism of action of our products, improving existing products and processes, development work at the request of regulatory authorities and strategic partners, as well as communication with regulatory authorities related to our commercial products and clinical programs. In addition, such expenses include development materials, payroll for research and development personnel, including scientists and professionals for product registration and approval, external advisors and the allotted cost of our manufacturing facility for research and development purposes. While research and development expenses are unallocated on a segment basis, the activities generally relate to our existing or in development proprietary products.

Product development costs may fluctuate from period to period, as our product candidates proceed through various stages of development. We expect to continue to incur research and development expenses related to clinical trials, as well as other ongoing, planned or future clinical trials with regard to our product pipeline. See “Item 4. Information on the Company — Our Product Pipeline and Development Program.”

In order to reduce costs related to the development and regulatory approval of new protein therapeutics, in some cases we seek to share development costs with strategic partners, such as Takeda for the required post marketing clinical trials for GLASSIA in the United States, Kedrion for the clinical trials for KEDRAB in the United States required for product approval and post marketing commitments and for the development for our Anti-SARS-CoV-2 IgG product. See “Item 4. Information on the Company — Strategic Partnerships.” In addition, we seek grants from dedicated governmental funds for partial funding for development projects.

Selling and Marketing Expenses

Selling and marketing expenses principally consist of compensation for employees in sales and marketing related positions, expenditures incurred for sales incentive, advertising, marketing or promotional activities, shipping and handling costs, product liability insurance and business development activities, as well as marketing authorization fees to regulatory agencies.

General and Administrative Expenses

General and administrative expenses consist of compensation for employees in executive and administrative functions (including payroll, bonus, equity compensation and other benefits), office expenses, professional consulting services, public company related costs, directors’ and officer’s liability insurance and other insurance costs, legal and audit fees as well as employee welfare costs.

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

Income (expense) in respect of currency exchange differences and derivatives instruments, net

Income (expense) in respect of currency exchange differences and derivatives instruments, net is comprised of changes on balances in currencies other than our functional currency. Changes in the fair value of derivatives instruments not designated as hedging instruments are reported to profit or loss.

Financial Expenses

Financial expenses are comprised of bank charges, changes in the time value of provisions, the portion of changes in the fair value of financial assets or liabilities at fair value through other comprehensive income and interest and amortization of bank loans and leases.

Taxes on Income

Since our inception we accrued significant net operating loss carryforwards for tax purposes and as result, have not been required to pay income taxes other than tax withheld in a foreign jurisdiction in 2012 and 2016 and a $1.3 million payment to the Israel Tax Authority in 2016 as a settlement agreement for the tax years 2004-2006. In 2018, we initially recognized a deferred tax asset for a portion of our carryforward losses and during the years ended December 31, 2020 and 2019, we recognized a tax expense for the entire deferred tax asset on account of earnings that were offset against the carryforward losses.

As of December 31, 2020, we have net operating loss carryforwards for tax purposes of approximately $27.2 million. The net operating loss carryforwards have no expiration date. Following the full utilization of our net operating loss carryforwards, we expect that our effective income tax rate in Israel will reflect the tax benefits discussed below.

Our Israeli based manufacturing facility has Approved Enterprise status granted by the Israel Investment Center under the Investment Law, which made us eligible for a grant and certain tax benefits under that law for a certain investment program. The investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which applied to the turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Approved Enterprise status expired at the end of 2017. Additionally, we have obtained a tax ruling from the Israel Tax Authority according to which, among other things, our activity has been qualified as an “industrial activity,” as defined in the Investment Law, and is also eligible for tax benefits as a Privileged Enterprise, which apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status are scheduled to expire at the end of 2023. As of the date of this Annual Report, we have not utilized any tax benefits under the Investment Law, other than the receipt of grants attributable to our Approved Enterprise status.

We may be subject to withholding taxes for payments we receive from foreign countries. If certain conditions are met, these taxes may be credited against future tax liabilities under tax treaties and Israeli tax laws. However, due to our net operating loss carryforward, it is uncertain whether we will be able to receive such credit and therefore, we may incur tax expenses.

As we further expand our sales into other countries, we could become subject to taxation based on such country’s statutory rates and our effective tax rate could fluctuate accordingly.

Results of Operations

The following table sets forth certain statement of operations data:

	Year Ended December 31,
	2020	2019	2018
	(U.S. Dollars in thousands)
Revenues from Proprietary Products segment	$100,916	$97,696	$90,784
Revenues from Distribution segment	32,330	29,491	23,685
Total revenues	133,246	127,187	114,469
Cost of revenues from Proprietary Products segment	57,750	52,425	52,796
Cost of revenues from Distribution segment	27,944	25,025	20,201
Total cost of revenues	85,694	77,450	72,997
Gross profit	47,552	49,737	41,472
Research and development expenses	13,609	13,059	9,747
Selling and marketing expenses	4,518	4,370	3,630
General and administrative expenses	10,139	9,194	8,525
Other expense	49	330	311
Operating income (loss)	19,237	22,784	19,259
Financial income	1,027	1,146	830
Income (expense) in respect of securities measured at fair value, net	102	(5)	(178)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(1,535)	(651)	602
Financial expense	(266)	(293)	(172)
Income (loss) before taxes on income	18,565	22,981	20,341
Taxes on income	1,425	730	(1,955)
Net income (loss)	$17,140	$22,251	$22,296

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Segment Results

	Change
	2020 vs. 2019
	2020	2019	Amount	Percent
	(U.S. Dollars in thousands)
Revenues:
Proprietary Products	$100,916	$97,696	$3,220	3%
Distribution	32,330	29,491	2,839	10%
Total	133,246	127,187	6,059	5%
Cost of Revenues:
Proprietary Products	57,750	52,425	5,325	10%
Distribution	27,944	25,025	2,919	12%
Total	85,694	77,450	8,244	11%
Gross Profit:
Proprietary Products	$43,166	$45,271	$(2,105)	(5)%
Distribution	4,386	4,466	(80)	(2)%
Total	$47,552	$49,737	$(2,185)	(4)%

Revenues

In the year ended December 31, 2020, we generated $133.2 million of total revenues, as compared to $127.2 million in the year ended December 31, 2019, an increase of $6.0 million, or approximately 5%. This increase was primarily due to a $3.2 million increase in the Proprietary Products segment, comprised of a $4.1 million increase in sales of KamRab and other Proprietary products in ex-U.S. markets, mainly Israel, Latin America and Asia, and a $1.9 million increase in sales of KEDRAB to Kedrion, which was offset in part by a $3.2 decrease in GLASSIA sales to Takeda, and a $2.8 million increase in our Distribution segment attributed to increased sales of IVIG product.

Cost of Revenues

In the year ended December 31, 2020, we incurred $85.7 million of cost of revenues, as compared to $77.5 million in the year ended December 31, 2019, an increase of $8.2 million, or approximately 11%. The increase is mainly attributable to the increase in volume of sales and changes in sales mix.

Gross profit

Gross profit and gross margins in our Proprietary Products segment for the year ended December 31, 2020 were $43.2 and 42.8%, respectively, as compared to $45.3 and 46.3% for the year ended December 31, 2019, respectively, representing a decrease of $2.1 million and 4.7%, respectively. Such decrease is primarily attributed to the change in product sales mix and specifically the increase in sales of KamRab and other proprietary products in ex-U.S. markets, mainly Israel, Latin America and Asia, which carries relatively lower gross margins, as well as the decrease in sales of GLASSIA to Takeda. In addition, such decrease was attributable to reduced plant utilization which resulted in increase in the cost per vial sold.

Gross profit and gross margins in our Distribution segment for the year ended December 31, 2020 were $4.4 and 13.6%, respectively, as compared to $4.5 and 15.1% for the year ended December 31, 2019, respectively, representing a decrease of $0.1 million and 1.8%, respectively. Such decrease is primarily related to the increase in IVIG sales which carries relatively lower gross margins as well as other changes in product sales mix which were associated with demand changes driven by the effects of the COVID-19 pandemic.

Research and Development Expenses

In the year ended December 31, 2020, we incurred $13.6 million of research and development expenses, as compared to $13.1 million in the year ended December 31, 2019, an increase of $0.5 million, or approximately 3.8%. As a result of the impact of the COVID-19 pandemic on our pivotal Phase 3 InnovAATe clinical trial, we incurred a lower than projected increase in research and development expenses in the year ended December 31, 2020, as compared to the year ended December 31, 2019. Research and development expenses for the year ended December 31, 2020 includes a total of $1.1 million associated with the development of our Anti-SARS-CoV-2 IgG product as a potential therapy for COVID-19 patients. Such costs are net of $0.7 million receivables from the Israel Innovation Authority and Kedrion. Research and development expenses accounted for approximately 10.2% and 10.3% of total revenues for the years ended December 31, 2020 and 2019, respectively.

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019
	(U.S. Dollars in thousands)
Inhaled AAT	$3,266	$3,192
Anti-SARS-CoV-2	1,110	-
Recombinant AAT	426	352
Anti-Rabies	126	272
AAT IV for treatment of GvHD	-	666
AAT IV for lung transplantation rejection	-	34
Unallocated salary	6,045	5,816
Unallocated facility cost allocated to research and development	2,064	2,146
Unallocated other expenses	572	581
Total research and development expenses	$13,609	$13,059

Unallocated expenses are expenses that are not managed by project and are allocated between various tasks that are not always related to a major project. In the years ended December 31, 2020 and 2019, we incurred $6.0 million and $5.8 million, respectively, of unallocated salary expenses which represent all research and development salary expenses, $2.1 million and $2.1 million, respectively, of facility costs allocated to research and development and $0.6 million and $0.6 million, respectively, of unallocated other expenses.

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

Selling and Marketing Expenses

In the year ended December 31, 2020, we incurred $4.5 million of selling and marketing expenses, as compared to $4.4 million in the year ended December 31, 2019, an increase of $0.1 million, or approximately 3.4%. This increase was primarily due to the significant increase in shipping and freight costs in the wake of the COVID-19 pandemic. Selling and marketing expenses accounted for approximately 3.4% and 3.4% of total revenues for the years ended December 31, 2020 and 2019, respectively.

General and Administrative Expenses

In the year ended December 31, 2020, we incurred $10.1 million of general and administrative expenses, as compared to $9.2 million in the year ended December 31, 2019, an increase of $0.9 million, or approximately 10.3%. This increase was primarily due to an increase of $0.6 million in insurance costs, specifically directors’ and officers’ liability insurance costs which dramatically increased in recent years. General and administrative expenses accounted for approximately 7.6% and 7.2% of total revenues for the years ended December 31, 2020 and 2019, respectively.

Other expenses

In the years ended December 31, 2020 and 2019, we incurred $0.1 million and $0.3 million of other expenses, respectively, related to an ongoing technology transfer project performed with an external service provider, which was expected to be completed during 2020, however, due to several factors including the effect of the COVID-19 pandemic, the project was delayed.

Financial Income

In the years ended December 31, 2020 and 2019, we generated $1.0 million and $1.1 million of financial income, respectively. Financial income is primarily comprised of interest income on bank deposits and to a limited extent short-term investments.

Income (expense) in respect of securities measured at fair value, net

In the year ended December 31, 2020, we incurred $0.1 million of income in respect of securities measured at fair value, net, as compared to $5,000 of expenses in the year ended December 31, 2019. During 2020 we liquidated our securities portfolio.

Income (expense) in respect of currency exchange differences and derivatives instruments, net

In the year ended December 31, 2020, we incurred $1.5 million of expenses in respect of currency exchange differences on balances in other currencies, mainly the NIS and the Euro versus the U.S. dollar, and derivatives impact, as compared to $0.7 million in the year ended December 31, 2019.

Financial Expenses

In the year ended December 31, 2020, we incurred $0.3 million of financial expenses, as compared to $0.3 million in the year ended December 31, 2019.

Taxes on Income

In the year ended December 31, 2020, we recorded a $1.4 million tax expense, as compared to $0.7 million in the year ended December 31, 2019. Tax expenses relate primarily to the utilization of a deferred tax asset on account of earnings that were offset against our net operating loss carryforward for tax purposes.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Segment Results

	Change
	2019 vs. 2018
	2019	2018	Amount	Percent
	(U.S. Dollars in thousands)
Revenues:
Proprietary Products	$97,696	$90,784	$6,912	8%
Distribution	29,491	23,685	5,806	25%
Total	127,187	114,469	12,718	11%
Cost of Revenues:
Proprietary Products	52,425	52,796	(371)	(1)%
Distribution	25,025	20,201	4,824	24%
Total	77,450	72,997	4,453	6%
Gross Profit:
Proprietary Products	$45,271	$37,988	$7,283	19%
Distribution	4,466	3,484	982	28%
Total	$49,737	$41,472	$8,265	20%

Revenues

In the year ended December 31, 2019, we generated $127.2 million of total revenues, as compared to $114.5 million in the year ended December 31, 2018, an increase of $12.7 million, or approximately 11%. This increase was primarily due to a $6.9 million increase in our Proprietary Products segment revenues, mainly due increase of sales of KEDRAB and GLASSIA in United States during 2019, and a $5.8 million increase in our Distribution segment, mainly attributable to increased sales of IVIG product.

Cost of Revenues

In the year ended December 31, 2019, we incurred $77.5 million of cost of revenues, as compared to $73.0 million in the year ended December 31, 2018, an increase of $4.4 million, or approximately 6%. The increase is mainly attributable to a $4.8 million in increase in cost of revenues in our Distribution segment, primarily due to an increase in volume of sales, offset in part by a decrease of $0.4 million in the Proprietary segment, mainly attributed to improved manufacturing efficiencies.

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

Research and Development Expenses

In the year ended December 31, 2019, we incurred $13.1 million of research and development expenses, as compared to $9.7 million in the year ended December 31, 2018, an increase of $3.4 million, or approximately 34%. This increase was primarily due to a $3.2 million increase in clinical trial expenses, mainly attributed to an increase in expenses in connection with the initiation of our pivotal Phase 3 InnovAATe clinical trial of approximately $2.8 million and costs associated with a proof-of-concept clinical trial of our IV-AAT as preemptive therapy for patients at high-risk for the development of steroid-refractory acute GvHD of approximately $0.3 million. Research and development expenses accounted for approximately 10.2% and 8.5% of total revenues for the years ended December 31, 2019 and 2018, respectively.

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

Selling and Marketing Expenses

In the year ended December 31, 2019, we incurred $4.4 million of selling and marketing expenses, as compared to $3.6 million in the year ended December 31, 2018, an increase of $0.8 million, or approximately 20%. This increase was primarily due to a $0.4 million increase in registration and marketing fees and a $0.4 million increase in marketing and advertising expenses. Selling and marketing expenses accounted for approximately 3.43% and 3.2% of total revenues for the years ended December 31, 2019 and 2018, respectively.

General and Administrative Expenses

In the year ended December 31, 2019, we incurred $9.2 million of general and administrative expenses, as compared to $8.5 million in the year ended December 31, 2018, an increase of $0.7 million, or approximately 8%. This increase was primarily due to an increase of $0.4 million in salary and related expenses and $0.3 million in professional fees and employee welfare. General and administrative expenses accounted for approximately 7.2% and 7.4% of total revenues for the years ended December 31, 2019 and 2018, respectively.

Other expenses

In each of the years ended December 31, 2019, and 2018 we incurred $0.3 million of other expenses related to an ongoing technology transfer project performed with an external service provider that was planned to be completed during 2020.

Financial Income

In the years ended December 31, 2019 and December 31, 2018, we generated $1.1 million and $0.8 million of financial income, respectively, from our short-term investment portfolio and bank deposits.

Income (expense) in respect of securities measured at fair value, net

In the year ended December 31, 2019, we incurred $5,000 of expenses in respect of securities measured at fair value, net, as compared to $0.2 million in the year ended December 31, 2018.

Income (expense) in respect of currency exchange differences and derivatives instruments, net

In the year ended December 31, 2019, we incurred $0.6 million of expenses in respect of currency exchange differences on balances in other currencies versus the U.S. dollar and derivatives impact, as compared to income of $0.6 million in the year ended December 31, 2018.

Financial Expenses

In the year ended December 31, 2019, we incurred $0.3 million of financial expenses, as compared to $0.2 million in the year ended December 31, 2018.

Taxes on Income

In the year ended December 31, 2019, we recognized $0.7 million tax expenses. In the year ended December 31, 2018, we recognized a deferred tax asset representing a portion of carryforward losses that we estimate that we will realize in the coming years, resulting in tax income of $2.0 million for such period.

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statements of operations data for the four quarters of fiscal years 2020 and 2019. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this Annual Report and, in the opinion of management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
	(U.S. Dollars in thousands)
Revenues from Proprietary Products	$23,283	$29,691	$22,625	$25,317	$25,175	$24,859	$27,281	$20,381
Revenues from Distribution	8,259	5,634	10,464	7,973	6,896	8,207	7,972	6,416
Total revenues	31,542	35,325	33,089	33,290	32,071	33,066	35,253	26,797
Cost of revenues from Proprietary Products	13,933	15,936	12,934	14,947	14,013	13,234	14,688	10,490
Cost of revenues from Distribution	7,444	4,568	9,040	6,892	5,969	6,968	6,965	5,123
Total cost of revenues	21,377	20,504	21,974	21,839	19,982	20,202	21,653	15,613
Gross profit	10,165	14,821	11,115	11,451	12,089	12,864	13,600	11,184
Research and development expenses	3,274	3,365	3,623	3,347	3,329	3,477	3,487	2,766
Selling and marketing expenses	1,221	1,179	1,178	940	929	1,161	1,188	1,092
General and administrative expenses	3,006	2,514	2,307	2,312	2,343	2,230	2,527	2,094
Other expense (income)	15	0	32	2	3	299	5	23
Operating income (loss)	2,649	7,763	3,975	4,850	5,485	5,697	6,393	5,209
Financial income	162	250	298	317	259	328	274	285
Financial expenses	(62)	(69)	(58)	(77)	(76)	(68)	(72)	(77)
Income (expense) in respect of securities measured at fair value, net	-	0	0	102	(2)	55	(6)	(52)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(839)	(761)	(367)	432	(148)	25	(216)	(312)
Income (loss) before taxes on income	1,910	7,183	3,848	5,624	5,518	6,037	6,373	5,053
Taxes on income	281	348	390	406	156	214	230	130
Net income (loss)	$1,629	$6,835	$3,458	$5,218	$5,362	$5,823	$6,143	$4,923

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares (including our 2005 initial public offering and listing on the Tel Aviv Stock Exchange, our 2013 initial public offering in the United States and listing on Nasdaq, our 2017 underwritten public offering and our 2020 private placement), and the issuance of convertible debentures and warrants to purchase our ordinary shares. The balance of cash and cash equivalents and short-term investments as of December 31, 2020, 2019 and 2018 totaled 109.3 million, $73.9 million and $50.6 million, respectively. We plan to fund our future operations and strategic initiatives (See “Item 4. Information on the Company”) through our financial resources, continued sales and distribution of our proprietary and distribution products, commercialization and or out-licensing of our pipeline product candidates, and to the extent required, raising additional capital through the issuance of equity or debt.

Our strategic partnership agreement with Takeda includes payments for the achievement of certain milestones. Since inception and through December 31, 2020, we received an aggregate of $40 million in payments under these agreements, and there are $5.0 million in payments under these agreements that we could potentially receive if we achieve additional milestones as set forth in such agreements. See “Item 4. Information on the Company— Strategic Partnerships — Takeda (GLASSIA).”

Our capital expenditures for the years ended December 31, 2020, 2019 and 2018 were $5.5 million, $2.3 million and $2.9 million, respectively. Our capital expenditures currently relate primarily to the maintenance and improvements of our facilities. We expect our capital expenditures to remain substantially similar in the near term as such capital expenditures are planned to be attributable mainly to the maintenance and improvements of our facilities.

We believe our current cash and cash equivalents and short-term investments will be sufficient to satisfy our liquidity requirements for the next 12 months.

Cash Flows from Operating Activities

Net cash provided by operating activities was $ 19.1 million for the year ended December 31, 2020. This net cash provided by operating activities reflects net income of $17.1 million, $8.1 million of non-cash expenses and a decrease in inventories of $1.2 million, a decrease in trade receivables of $1.3 million and a decrease in trade payables of $9.5 million.

Net cash provided by operating activities was $ 27.6 million for the year ended December 31, 2019. This net cash provided by operating activities reflects net income of $22.3 million, $6.3 million of non-cash expenses and an increase in inventories of $14.0 million, a decrease in trade receivables of $5.1 million and an increase in trade payables of $6.3 million.

Net cash provided by operating activities was $ 10.5 million for the year ended December 31, 2018. This net cash provided by operating activities reflects a net income of $22.3 million and non-cash expenses of $1.7 million and an increase in inventory of $8.2 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $13.1 million for the year ended December 31, 2020, which comprises of investment in short term investment and bank deposits of $7.6 million and purchase of property, plant and equipment of $5.5 million.

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

Cash Flows from Financing Activities

Net cash provided by financing activities was $23.3 million for the year ended 2020, mainly due to proceeds from our January 2020 private placement to the FIMI Funds of an aggregate 4,166,667 ordinary shares at a price of $6.00 per share, for an aggregate $25 million gross proceeds.

Net cash used in financing activities was $1.5 million for the year ended 2019, mainly due to repayments of long-term loans and leases in the amount to $1.5 million.

Net cash used in financing activities was $0.6 million for the year ended 2018. This net cash used in financing activities reflects $0.6 million repayments of long-term loans.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations and commitments as of December 31, 2020 (in thousands):

	Total	Less than 1 Year	1 – 3 Years	4-5 Years	More than 5 Years
	(U.S. Dollars in thousands)
Purchase commitments	24,563	21,669	2,894	-	-
Long-term debt obligations (1)	281	244	37	-	-
Leases obligations	5,230	1,238	1,808	1,436	748
Total	30,074	23,151	4,739	1,436	748

(1)	Includes interest payments on our long-term loans which bear annually fixed interest rate in the range of 3.15%-3.55%.

Purchase commitments are obligations under purchase agreements or purchase orders not yet fulfilled that are non-cancelable. Operating leases consist of contractual obligations from offices and vehicles leases agreements.

We are also obligated to make certain severance or pension payments to our Israeli employees upon their retirement under Israeli law. Due to the uncertainty of the timing of future cash flows associated with these payments (see Note 2u and Note 16 in our consolidated financial statements included in this Annual Report), we are unable to make reasonably reliable estimates for the period of cash settlement, if any, with respect to such obligations.

Seasonality

We have experienced in the past, and expect to continue to experience, certain fluctuations in our quarterly revenues. See “Item 5. Operating and Financial Review and Prospects - Quarterly Results of Operations”.

Off-Balance Sheet Arrangements

As of December 31, 2020, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

We determine a standard manufacturing capacity for each quarter. To the extent the actual manufacturing capacity in a given quarter is lower than the predetermined standard, then a portion of the indirect costs which is equal to the product of the overall quarterly indirect costs multiplied by the quarterly manufacturing shortfall rate is recognized as costs of revenues.

We periodically evaluate the condition and age of inventories and make provisions for slow-moving inventories accordingly. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.

We periodically assess the potential effect on inventory in cases of deviations from quality standards in the manufacturing process to identify potential required inventory write offs. Such assessment is subject to our professional judgment.

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

We had no impairment of non-financial assets in 2020.

Share-based Payment Transactions

Our employees and directors are entitled to remuneration in the form of equity-settled share-based payment transactions (options and restricted share units).

The cost of equity-settled transactions is measured at the fair value of the equity instruments granted at grant date. We use the binomial model when estimating the grant date fair value of equity settled share options. We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. We use the share price at the grant date when estimating the grant date fair value of equity settled restricted share units.

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

No expense is recognized for awards that do not ultimately vest.

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

We operate a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law, 1963. See Note 2u and Note 16 in our consolidated financial statements included in this Annual Report for more details.

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

We follow IFRIC 23, “Uncertainty over Income Tax Treatments” (the “Interpretation”) issued by the IASB, The Interpretation clarifies the accounting for recognition and measurement of assets or liabilities in accordance with the provisions of IAS 12, “Income Taxes”, in situations of uncertainty involving income taxes. The Interpretation provides guidance on: (i) considering whether some tax treatments should be considered collectively; (ii) measurement of the effects of uncertainty involving income taxes on the financial statements; and (iii) accounting for changes in facts and circumstances in respect of the uncertainty.

As of December 31, 2020, 2019 and 2018, the application of IFRIC 23 did not have a material effect on the financial statements.

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

Our policy is to record an allowance for expected credit loss (“ECL”) for all debt financial assets not measured at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that we actually expect to receive. For other debt financial assets (i.e., debt securities measured at FVOCI), the ECL is based on the 12-month ECL. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date. As of December 31, 2020, we have liquidated our securities portfolio.

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

For additional information, see Note 2m, and Note 14b in our consolidated financial statements included in this Annual Report.

Government grants

We record government grants when there is reasonable assurance that the grants will be received, and we will comply with the attached conditions.

Government grants received from the Israel Innovation Authority (formerly the Office of the Chief Scientist of the Israel Ministry of Economy) are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales.

A liability for royalties is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37.

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors as of February 24, 2021.

Name	Age	Position
Executive Officers:
Amir London	52	Chief Executive Officer
Chaime Orlev	50	Chief Financial Officer
Michal Ayalon, PhD	54	Vice President, Research and Development and IP
Yael Brenner	57	Vice President, Quality
Hanni Neheman	51	Vice President, Marketing & Sales
Eran Nir	48	Vice President, Operations
Yifat Philip	44	Vice President, General Counsel and Corporate Secretary
Orit Pinchuk	55	Vice President, Regulatory Affairs and PVG
Ariella Raban	45	Vice President, Human Resources
Dr. Naveh Tov, PhD	57	Vice President, Clinical Development and Medical Director

Directors:
Lilach Asher Topilsky*	50	Chairman of the Board of Directors
Avraham Berger*	69	Director, Chairman of Audit Committee
Amiram Boehm *	49	Director
Ishay Davidi*	58	Director
Karnit Goldwasser*	44	Director
Jonathan Hahn	38	Director, Chairman of Strategy Committee
Leon Recanati*	72	Director, Chairman of Compensation Committee
Prof. Ari Shamiss, MD*	62	Director
David Tsur	71	Director

*	Independent director under the Nasdaq listing requirements.

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

Chaime Orlev has served as our Chief Financial Officer since December 2017. Prior to that, Mr. Orlev had served in senior finance roles for more than 20 years, with approximately 12 years spent in the life sciences industry. Most recently, from September 2016 to November 2017, Mr. Orlev served as Chief Financial Officer and Vice President Finance and Administration at Bioblast Pharma Ltd. (Nasdaq: ORPN), a clinical-stage, orphan disease-focused biotechnology company. Prior to that, from 2010, Mr. Orlev served as Vice President Finance and Administration at Chiasma (Nasdaq: CHMA), currently, a commercial biopharmaceutical company focused on treating rare and serious chronic diseases. In this role, Mr. Orlev helped lead the company’s 2015 over $100 million initial public offering and listing on Nasdaq, and participated in the negotiations and closing of the licensing agreement for the company’s lead product to F. Hoffmann-La Roche. Previously, Mr. Orlev was Chief Financial Officer at Oramed Pharmaceuticals Inc. (Nasdaq: ORMP), which has developed an innovative technology to transform injectable treatments into oral therapies. In this role, Mr. Orlev led multiple capital raises. Mr. Orlev is a certified public accountant in Israel, holds an MBA degree from the Leon Recanati Graduate School of Business Administration at the Tel Aviv University and a BA degree in Business Administration from the College of Management in Israel.

Dr. Michal Ayalon has served as our Vice President, Research and Development and IP since February 2019. Prior to joining us, from 2018 to 2019, Dr. Ayalon served as Head of R&D at 89bio Ltd., where Dr. Ayalon led the overall development strategy of the company and managed all R&D functions, including medical, clinical, pre-clinical, CMC, regulatory, and project management. Prior to that, from 2016 to 2018, Dr. Ayalon served as Project Champion at Teva Pharmaceutical Industries Ltd., where she led novel biologics and biosimilar projects in oncology, respiratory and metabolic disease. In 2015, Dr. Ayalon served as Vice President of Research & Development at Galmed Pharmaceuticals Ltd., where she led the pre-clinical as well as CMC activities and managed the clinical operation group. Prior to that, Dr. Ayalon worked for Immune Pharmaceuticals, Inc. (from 2012 to 2015), BioLineRx and Compugen Ltd. Dr. Ayalon received her B.Sc., M.Sc. and Ph.D. degrees from Tel-Aviv University, Faculty of Life Sciences. Dr. Ayalon completed her postdoctoral research at Weizmann Institute of Science in the Department of Molecular Biology of the Cell. Dr. Ayalon is the author of multiple patents and publications.

Yael Brenner has served as our Vice President, Quality since March 2015. Ms. Brenner has more than 25 years of experience in Quality Management, including Quality Assurance and Quality Control managerial positions in the pharmaceutical industry. Prior to joining Kamada, from 2007 to 2015, Ms. Brenner was at Teva Pharmaceuticals Industries, lastly as Senior Director Quality Operations of Teva Kfar Sava Site, managing over 400 employees in Quality Assurance, Quality Control and Regulatory Affairs. Ms. Brenner holds B.Sc. and M.Sc. degrees in Chemistry from the Technion - Israel Institute of Technology, and in addition is a Certified Quality Engineer (CQE) from the American and Israeli Societies for Quality.

Hanni Neheman has served as our Vice President, Marketing & Sales since January 2020. Ms. Neheman joined us in August 2014 and served as Head of Business Operations, Israel. Ms. Neheman has more than 20 years of expertise in different positions in the field of marketing and sales in the pharmaceutical industry. Prior to joining us, Ms. Neheman served as a Commercial Manager at Neopharm Israel. Ms. Neheman holds a B.A. degree in Occupational Therapy from the Technion Israel Institute of Technology and Executive M.B.A degree from Derby University.

Eran Nir has served as our Vice President, Operations since November 1, 2016. Mr. Nir has over 20 years of operations management experience in the pharmaceutical and medical industries. Mr. Nir’s recent roles include management of TEVA’s Pharmaceutical plant in Jerusalem from 2002 to 2011, VP Operations of Amelia Cosmetics from 2014 to 2015 and management of a medical equipment plant of Philips Medical Systems from 2015 to 2016. Mr. Nir’s extensive experience spans across the management of large scale FDA and EMA- approved manufacturing facilities, tech-transfer of new products from development to production and the implementation of world-class operational excellence systems. Mr. Nir holds a B.Sc. degree in Industrial and Management Engineering and a MBA degree in Business Management, both from Ben-Gurion University.

Yifat Philip has served as our VP General Counsel and Corporate Secretary since October 2020. Ms. Philip has been practicing law for more than 15 years, with an experience of over a decade in the BioMed industry. Prior to joining Kamada, Ms. Philip served as VP Legal Affairs and Compliance Officer of OPKO Biologics, a subsidiary of OPKO Health, Inc. (NASDAQ:OPK), responsible for all the company’s legal matters and commercial agreements, including IP licensing, R&D collaborations, clinical trials and drug manufacturing contracts. Ms. Philip has vast experience from leading law firms on international biotech M&A deals, joint ventures and commercial transactions. Prior to that, Ms. Philip worked at the Israel Securities Authority, the Department of Economics and Fiscal Law of the State Attorney, Israel. Ms. Philip is a member of the Israel Bar Association and holds an LLB degree (cum laude) and a BA degree in Economics, both from Haifa University; an MA degree (cum laude) in Law and Economics from Erasmus University in the Netherlands in collaboration with Berkeley University, USA; and an MBA degree from the Technion-Israel Institute of Technology, Israel. Ms. Philip also serves as a member of the board of directors of the Israeli Association of Corporate Counsels and head of the ACC BioMed Forum.

Orit Pinchuk has served as our Vice President, Regulatory Affairs and PVG since October 2014. Ms. Pinchuk has experience of more than 25 years in the pharmaceutical industry, fulfilling key positions that cover, among others, disciplines of Regulatory Affairs and Compliance. Prior to joining Kamada, Ms. Pinchuk was at Teva Pharmaceuticals Industries, from 1993 to 2014, where she served as Director of Compliance and Regulatory Affairs, Operation Israel and Senior Director Regulatory Affairs, Research and Development and Operation Israel. Ms. Pinchuk has extensive experience with FDA, EMA and Canada Health Authorities. Ms. Pinchuk holds a B.Tech degree in Textile Chemistry from Shenkar College for Engineering and Design and M.Sc. degree in Applied Chemistry from the Hebrew University of Jerusalem.

Ariella Raban has served as our Vice President, Human Resources since May 2018. Ms. Raban joined us in March 2014 and served as Human Resources Manager at our manufacturing facility in Beit Kama. Ms. Raban has experience of 14 years in different positions in the field of human resources in the pharmaceutical industry. Prior to joining us, Ms. Raban served as a Human Resources Manager at Teva Pharmaceuticals Industries Ltd. Ms. Raban holds a B.A. degree in Humanities Social Science from Ben-Gurion University.

Dr. Naveh Tov has served as our Vice President, Clinical Development and Medical Director for Pulmonary Diseases since July 2016. Prior to joining us, Dr. Tov served as our Medical Director in a part- time consultancy role, from 2007. Dr. Tov served in both active hospital academic and clinical positions at Bnei Zion Medical Center, Haifa, Israel from 1994 through 2016. Dr. Tov specializes in Internal, Pulmonary and Sleep Medicine and served as Head of the Pulmonary Unit and as Deputy of Internal Ward C at Bnei Zion Medical Center, for 14 years from 2002 through 2016. During these years, Dr. Tov served in academia and held appointments at the Ruth and Bruce Rappaport Faculty of Medicine of The Technion – Israel Institute of Technology. Dr. Tov is a member of the American Thoracic Society and the European Respiratory Society. Dr. Tov holds an M.D. and a Ph.D. from the Ruth and Bruce Rappaport Faculty of Medicine of The Technion – Israel Institute of Technology. With respect to change in Dr. Tov’s terms of employment, see “Agreements with Five Most Highly Compensated Office Holders” below.

Directors

Mrs. Lilach Asher Topilsky has served as a member of our board of directors since December 2019, as the Chairman of our board of directors since August 2020, and serves as a member of our Compensation Committee and Strategy Committee. Mrs. Asher Topilsky has been a Senior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since December 2019. Mrs. Asher Topilsky currently serves as the chairman of G1 Security Systems Ltd. (TASE), Rimoni Industries Ltd. (TASE) and Elyakim Ben Ari Group Ltd. and as a director at Amiad Water Systems Ltd. (AIM) and Tel Aviv University. Prior to joining FIMI, Mrs. Asher Topilsky served as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chairman at IDBNY BANKCORP and as a director at IDB Bank New York from 2014 -2019. Mrs. Asher Topilsky also served as the Chairman of Mercantile Bank from 2014-2016. Before that, Mrs. Asher Topilsky served as a member of the management of Bank Hapoalim (TASE) as Deputy CEO & Head of Retail Banking Division (2009-2013) & Head of Strategy & Planning Division (2007-2009). Mrs. Asher Topilsky served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago 1997-1998) and at Shaldor Strategy Consulting (Israel 1995-1996). Mrs. Asher Topilsky holds an M.B.A. degree from Kellogg School of Management, Northwestern University, Chicago, USA (1997), and a B.A. degree in Management and Economics from Tel Aviv University, Israel (Magna Cum Laude, 1994).

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

Amiram Boehm has served on our board of directors since December 2019 and serves as a member of our Strategy Committee. Mr. Bohem is a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and serves as a director at Gilat Satellite Communications (NASDAQ), Ham-Let (Israel-Canada) Ltd. (TASE), Hadera Paper Ltd (TASE)., Rekah Pharmaceuticals Ltd. (TASE), TAT Technologies Ltd. (NASDAQ, TASE), PCB Technologies Ltd. (TASE) and DelekSan Ltd. and Galam Ltd. Mr. Boehm previously served as a director of DIMAR Ltd, Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading Ltd. (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE) and Novolog Ltd (TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a BA degree in Economics and LLB degree from Tel Aviv University and a Joint MBA degree from Northwestern University and Tel Aviv University.

Ishay Davidi has served on our board of directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as the Chairman of the Board of Directors of Hadera Paper Ltd. (TASE) and Polyram Plastic Industries Ltd (TASE). Mr. Davidi also serves as a director of Gilat Satellite Networks Ltd. (NASDAQ and TASE), Ham-Let Ltd. (TASE), Bet Shemesh Engines Ltd. (TASE), C. Mer Industries Ltd. (TASE), G1 Security Systems Ltd. (TASE), PCB Technologies Ltd. (TASE), Tadir- Gan (precision products) 1993 Ltd. (TASE), Rekah Pharmaceutical Industries (TASE), SOS Ltd., DelekSan Ltd., Amiad Water Systems Ltd (AIM), Rimoni Industries Ltd. (TASE) and Elyakim Ben-Ari Group Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Inrom, Retalix (previously traded on NASDAQ and TASE) and Tefron Ltd. (NYSE and TASE) and as a director of Pharm Up Ltd (TASE), Ormat Industries Ltd. (previously traded on TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd, (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi served as the Chief Executive Officer of Zer Science Industries Ltd. Mr. Davidi holds an M.B.A. degree from Bar Ilan University, Israel, and a B.Sc. degree, with honors, in Industrial Engineering from the Tel Aviv University, Israel.

Karnit Goldwasser has served on our board of directors since December 2019 and serves as a member of our Audit Committee and Compensation Committee. Ms. Goldwasser serves as an independent consultant and environmental engineer for various agencies and organizations. Ms. Goldwasser is a director at Delek San Recycling Ltd. (since December 2016) and ELA Recycling Corporation (since April 2015). Ms. Goldwasser previously served as a director at Orian DB Schenker (2017-2020) and at the government-owned Environmental Services Company Ltd., as chair of the Safety Committee (2010-2016), and as a member of the Tel Aviv-Jaffa City Council, holding the environmental portfolio (2013-2016). Ms. Goldwasser also served as a director in several Tel Aviv-Jaffa municipality corporations: Dan Municipal Sanitation Association, as chair of the audit committee; Tel Aviv-Jaffa Economic Development Authority; and Ganei Yehoshua Co. Ltd. Ms. Goldwasser holds a B.Sc. degree in Environmental Engineering, focusing on chemistry, mathematics and environmental engineering, and M.Sc. degree in Civil Engineering, specializing in Hydrodynamics and Water Resources, both from the Technion – Israel Institute of Technology, and MA degree in Public Policy and Administration from the Lauder School of Government Diplomacy and Strategy, IDC Herzliya. Ms. Goldwasser also completed the Directors Program at LAHAV, School of Management, Tel Aviv University.

Jonathan Hahn has served on our board of directors since March 2010, and serves as the Chairman of our Strategy Committee. Mr. Hahn serves as the President and a director of Tuteur SACIFIA, where he has been since 2013. Prior to that, Mr. Hahn served as Strategic Planning Manager at Tuteur and held a business development position at Forest Laboratories, Inc., based in New York. Mr. Hahn holds a BA degree from San Andrés University and an MBA degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

Leon Recanati has served on our board of directors since May 2005, as the Chairman of our board of directors from March 2013 to August 2020, and serves as the Chairman of our Compensation Committee. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., Gov, Govli Limited, RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., and Shavit Capital Funds. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion – Israel Institute of Technology and Tel Aviv University.

Prof. Ari Shamiss has served as on our board of directors since August 2020 and serves as a member of our Audit Committee. Prof. Shamiss is the Founder, General Partner and Chairman of the Investment Committee at Assuta Life Sciences Ventures, a life sciences-focused venture capital entity. Prior to that, from September 2016 to June 2020 he served as CEO of Assuta Medical Centers, the largest private hospital network in Israel, which includes eight hospitals and medical centers, with over $600 million in annual revenue. From July 2005 to 2016, Prof. Shamiss was the chief executive officer of Sheba General Hospital, the largest hospital in Israel. Prof. Shamiss also served as Vice Dean at Ben Gurion University School of Medicine from January 2017 to June 2020 and remains a Professor at the institution. Prof. Shamiss is a past Surgeon General of the Israel Air Force, Colonel (Retired). Prof. Shamiss currently serves on the boards of BATM Advanced Technologies and Therapix Biosciences.

David Tsur has served as on our board of directors since July 2015, as Active Deputy Chairman on a half-time basis until December 31, 2019 and serves as a member of our Strategy Committee. Prior to that, Mr. Tsur served as our Chief Executive Officer and a director since our inception. Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur serves as the Chairman of the Board of Directors of Kanabo Ltd. (LSE). Mr. Tsur holds a BA degree in Economics and International Relations and an MBA degree in Business Management, both from the Hebrew University of Jerusalem.

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

Our directors are elected by the vote of a majority of the ordinary shares present, in person or by proxy, and voting at a shareholders’ meeting. Each director holds office until the first annual general meeting of shareholders following his or her appointment, unless the tenure of such director expires earlier pursuant to the Israeli Companies Law, 1999 (the “Israeli Companies Law”) or unless he or she is removed from office as described below.

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

However, according to regulations promulgated under the Israel Companies Law, a company whose shares are traded on certain stock exchanges outside Israel (including the Nasdaq Global Select Market, such as our company) that does not have a controlling shareholder and that complies with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt itself from the requirements of Israeli law with respect to (i) the requirement to appoint external directors and that one external director serve on each committee of the board of directors authorized to exercise any of the powers of the board of directors; (ii) certain limitations on the employment or service of an external director or his or her spouse, children or other relatives, following the cessation of the service as an outside director, by or for the company, its controlling shareholder or an entity controlled by the controlling shareholder; (iii) the composition, meetings and quorum of the audit committee; and (iv) the composition and meetings of the compensation committee. If a company has elected to avail itself from the requirement to appoint external directors and at the time a director is appointed all members of the board of directors are of the same gender, a director of the other gender must be appointed.

On January 30, 2017, following analysis of our qualification to rely on the exemption, our board of directors determined to adopt the exemption. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and the composition of the audit committee and compensation committee under Israeli law.

Audit Committee

We have an audit committee consisting of Mr. Avraham Berger, Ms. Karnit Goldwasser and Prof. Ari Shamiss. Mr. Avraham Berger serves as the chairman of the audit committee.

In accordance with regulations promulgated under the Companies Law described above, we elected to “opt out” from the Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee. Under such exemption, among other things, the composition of our audit committee must comply with the requirements of SEC and Nasdaq rules.

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

In accordance with regulations promulgated under the Companies Law described above, we elected to “opt out” from the Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee. Under such exemption, among other things, the composition of our compensation committee must comply with the requirements of Nasdaq rules. Under Nasdaq listing requirements, we are required to maintain a compensation committee consisting of at least two members, each of whom is an “independent director” under the Nasdaq listing requirements. Our board of directors has affirmatively determined that each member of our compensation committee qualifies as an “independent director” under the Nasdaq listing requirements.

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

The roles of our strategy committee are (among others): (1) reviewing periodically and making recommendations to the board of directors with respect to our strategic plan and overall strategy, our research and development plan, annual work plan and budget, strategy with respect to mergers and acquisitions, and any strategic initiatives identified our board of directors or management from time to time, including the exit from existing lines of business and entry into newlines of business, joint ventures, acquisitions, investments, dispositions of business and assets and business expansions; (2) guiding management in the development of our strategy, including reviewing and discussing with management our strategic direction and initiatives and the risks and opportunities associated with our strategy; (3) reviewing with management the process for development, approval and modification of the strategy and strategic plan; (4) assisting management with identifying key issues, options and external developments impacting our strategy; (5) reviewing management’s progress in implementing our global strategy; and (6) ensuring the board of directors is regularly apprised of the progress with respect to implementation of any approved strategy.

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

We may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty provided that the office holder acted in good faith, the act or its approval does not harm the company and the office holder discloses his or her personal interest a sufficient amount of time before the date for discussion of approval of such act.

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

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, and which is not an extraordinary transaction, requires approval by the board of directors. Our articles of association do not provide for a different method of approval. If the transaction is an extraordinary transaction with an office holder or third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. The audit committee determines whether any such transaction is an “extraordinary transaction” (within the meaning of the Companies Law). For the approval of compensation arrangements with directors and officers who are controlling shareholders, see “— Disclosures of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions,” for the approval of compensation arrangements with directors, see “— Compensation of Directors” and for the approval of compensation arrangements with office holders who are not directors, see “— Compensation of Executive Officers.”

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

Compensation of Directors and Executive Officers

Aggregate Compensation of Directors and Officers

The aggregate compensation incurred by us in relation to our executive officers and directors, including share-based compensation, for the year ended December 31, 2020, was approximately $4.2 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

From time to time, we grant options and, in the past, granted restricted share units to our officers and directors. During the year ended December 31, 2020, we granted to our directors and chief executive officer options to purchase an aggregate of 222,000 ordinary shares and 90,000 ordinary shares, respectively, at a weighted average exercise price of NIS 23.93 per share and NIS 21.34 per share, respectively, under our 2011 Israeli Share Award Plan. In addition, in 2020 we granted to our chief executive officer 30,000 restricted share units, under our 2011 Israeli Share Award Plan. As of December 31, 2020, options to purchase 848,334 of our ordinary shares granted to our officers and directors as a group were outstanding, of which options to purchase 328,896 of our ordinary shares were vested, with a weighted average exercise price of NIS 18.94 per ordinary share. As of December 31, 2020, 79,146 restricted share units granted to our officers as a group were outstanding. For details regarding the beneficial ownership of our shares by our officers and directors, see “Item 6. Directors, Senior Management and Employees — Share Ownership.”

Compensation of Directors

We pay our directors an annual fee and per-meeting fees in the maximum amounts payable from time to time for such fees by us under the Second and Third Addendums, respectively (or, to the extent any director is determined to have financial and accounting expertise and is deemed an expert director (in each case, within the meaning of the Companies Law and the regulations thereunder), under the Fourth Addendum) to the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000, or the Compensation Regulations. In accordance with the Compensation Regulations, we currently pay our directors an annual fee of NIS 86,403 (approximately $25,151), as well as a fee of NIS 3,296 (approximately $963) for each board or committee meeting attended in person, NIS 1978 (approximately 578) for each board or committee meeting attended via telephone or videoconference and NIS 1,658 (approximately $485) for participation by written consent.

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

Compensation of Covered Executives

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), namely our Chief Executive Officer, Vice President, Clinical Development and Medical Director, Chief Financial Officer, Vice President, Operations and Vice President, Research and Development and IP, during or with respect to the year ended December 31, 2020. Each such office holder was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

Name and Position	Salary(1)	Bonus(2)	Value of Options Granted(3)	Other(4)	Total
	(in thousands)
Amir London Chief Executive Officer	$406	$194	$212	$28	$840
Naveh Tov Vice President, Clinical Development and Medical Director	$256	$62	$28	$17	$363
Chaime Orlev Chief Financial Officer	$254	$62	$30	$16	$362
Eran Nir Vice President, Operations	$239	$61	$31	$28	$359
Michal Ayalon, PhD Vice President, Research and Development and IP	$213	$55	$31	$15	$314

(1)	Salary includes gross salary and fringe benefits.

(2)	Bonuses includes annual bonuses. The annual bonus is subject to the fulfillment of certain targets determined for each year by the compensation committee and board of directors.

(3)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2020 with respect to all options granted to such executive officer.

(4)	Cost of use of company car.

Agreements with Five Most Highly Compensated Office Holders

We have entered into agreements with each of our five most highly compensated office holders (within the meaning of the Companies Law), listed below. The terms of employment or service of such office holders are directed by our compensation policy. See below “— Compensation Policy.” Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. Such office holders are entitled to an annual bonus subject to the fulfillment of certain targets determined for each year by the compensation committee and board of directors. In addition, all such executive officers are entitled to a company car, as well as sick pay, convalescence pay, manager’s insurance and a study fund (“keren hishtalmut”) and annual leave, all in accordance with Israeli law and our compensation policy for executive officers.

Amir London, Chief Executive Officer. Mr. London has served as our Chief Executive Officer since July 2015. Prior to that and effective as of December 1, 2013, Mr. London served as our Vice President, Business Development. Mr. London’s engagement terms as our Chief Executive Officer have been approved by our Compensation Committee, Board of Directors and shareholders. According to the terms of the agreement, either party may terminate the agreement at any time upon three months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

Dr. Naveh Tov, Vice President, Clinical Development and Medical Director. Effective as of July 2016, we entered into an employment agreement with Dr. Naveh Tov with respect to his employment as our Vice President, Clinical Development and Medical Director. Either party may terminate the agreement at any time upon three months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law. Pursuant to an amendment to his employment agreement, effective as of April 1, 2021, Dr. Tov will cease to serve in such position and will serve as Medical Advisor in a 20% part time position.

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

Michal Ayalon, PhD, Vice President, Research and Development and IP. Effective as of February 1, 2019, we entered into an employment agreement with Ms. Michal Ayalon, PhD with respect to her employment as our Vice President, Research and Development and IP. Either party may terminate the agreement at any time upon three months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

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

Compensation of Directors and Executive Officers

Compensation Policy.

Under the Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. Such compensation policy must comply with the requirements of the Companies Law. The compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by the shareholders by a special majority. Our current compensation policy for executive officers and compensation policy for directors were each approved by our shareholders on March 25, 2020 and were amended by our shareholders on December 10, 2020.

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

Under the Companies Law, an amendment to an existing arrangement with an office holder (other than the chief executive officer, which is described below) who is not a director requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer and the company’s compensation policy determines that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) will be approved by the chief executive officer and (ii) the engagement terms are consistent with the company’s compensation policy. Under our compensation policy for executive officers and subject to applicable law, our chief executive officer may approve an immaterial amendment of up to 10% of the existing terms of office and engagement (as compared to those approved by the compensation committee) of an executive who is subordinate to the chief executive officer (who is not a director).

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

Employees

As of December 31, 2020, we employed 408 employees, all of whom in Israel, according to the following division: 211 in Operations, 102 in Quality, 16 in Research and Development, 17 in Regulation, 2 in Business Development, 8 in Medical & Clinical, 13 in sales, Israel, 15 in Human Resources & Administration, 21 in Finance and 2 in Legal. As of December 31, 2019, we employed 429 employees, according to the following division: 224 in Operations, 108 in Quality, 20 in Research and Development, 17 in Regulation, 4 in Business Development, 10 in Medical & Clinical, 9 in sales, Israel, 15 in Human Resources & Administration and 22 in Finance. As of December 31, 2018, we employed 408 employees, according to the following division: 202 in Operations, 104 in Quality, 20 in Research and Development, 17 in Regulation, 19 in Business Development, 8 in Medical & Clinical, 14 in Human Resources & Administration and 24 in Finance.

We signed a collective bargaining agreement with the Histadrut (General Federation of Labor in Israel) and the employees’ committee established by our employees at our Beit Kama facility in December 2013, which expired in December 2017. The collective bargaining agreement governs certain aspects of our employee-employer relations, such as: firing procedures, annual salary raise, eligibility for certain compensation terms and welfare. In July 2018, during the course of our negotiations with the Histadrut and the employees’ committee on the extension of the collective bargaining agreement beyond the December 2017 expiration, the employee’s committee commenced a labor strike, which continued for approximately one month. In November 2018, we signed a new collective bargaining agreement with the employees’ committee and the Histadrut, which will expire in December 2021. Approximately 60% of our employees, all of whom are located at our Beit Kama facility, currently work under the collective bargaining agreement signed in November 2018. In December 2020, during the course of our negotiations with the Histadrut and the employees’ committee on severance remuneration for employees who may be laid-off as part of the workforce down-sizing planned for 2021 as a result of the transfer of GLASSIA manufacturing to Takeda, the employee’s committee declared a labor dispute, which was subsequently concluded during February 2021 following the execution of a special collective bargaining agreement governing such severance terms.

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

Extension orders issued by the Ministry of Labor, Social Affairs, and Social Services apply to us and affect matters such as cost of living adjustments to payroll, length of working hours and week, recuperation pay, travel expenses, and pension rights.

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and executive officers and all of current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 44,745,364 ordinary shares outstanding as of February 24, 2020 Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options exercisable into ordinary shares and restricted share units that will become vested, as applicable, within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options and restricted share units for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
Executive Officers
Amir London (1)	138,750	*
Chaime Orlev (2)	37,194	*
Michal Ayalon (3)	20,119
Yael Brenner (4)	12,699	*
Hanni Neheman (5)	23,956	*
Eran Nir (6)	33,345	*
Yifat Philip	-	-
Orit Pinchuk (7)	49,531	*
Ariella Raban (8)	41,117	*
Dr. Naveh Tov (9)	55,860	*

Directors
Lilach Asher Topilsky(10)	6,625	*
Avraham Berger (11)	23,188	*
Amiram Boehm(12)	6,625	*
Ishay Davidi (13)	9,459,333	21.1%
Karnit Goldwasser(14)	6,625	*
Jonathan Hahn (15)	1,931,706	4.3%
Leon Recanati (16)	3,606,311	8.0%
Ari Shamiss	-	-
David Tsur (17)	708,369	1.6%
Directors and executive officers as a group (19 persons)(18)	16,161,353	36.0%

*	Less than 1% of our ordinary shares.

(1)	Includes (i) 15,375 ordinary shares (ii) 23,250 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 100,125 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.25 (or $5.99) per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 115,875 ordinary shares and 38,625 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(2)	Includes (i) 6,853 ordinary shares, (ii) 7,585 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 22,756 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 18.95 (or $5.90) per share, which expire between May 12, 2024 and December 20, 2025. Does not include unvested options to purchase 12,144 ordinary shares and 4,047 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(3)	Includes (i)3,586 ordinary shares, (ii) 4,133 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 12,400 ordinary shares exercisable within 60 days of the date of the table, at exercise price of NIS 20.55(or $6.39) per share, which expire between August 1, 2025 and December 20, 2025. Does not include unvested options to purchase 13,800 ordinary shares and 4,600 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(4)	Includes (i) 2,032 ordinary shares, (ii) 2,667 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 8,000 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.79 (or $6.47) per share, which expire between January 31, 2024 and December 20, 2025. Does not include unvested options to purchase 10,800 ordinary shares and 3,600 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(5)	Includes (i) 2,019 ordinary shares, (ii) 2,234 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 19,703 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 18.02 (or $5.61) per share, which expire between October 27, 2021 and December 20, 2025. Does not include unvested options to purchase 3,547 ordinary shares and 1,182 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(6)	Includes (i) 6,163 ordinary shares, (ii) 6,798 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 20,384 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.68 (or $6.43) per share, which expire between May 24, 2023 and December 20, 2025. Does not include unvested options to purchase 10,800 ordinary shares and 3,600 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(7)	Includes (i) 7,898 ordinary shares, (ii) 8,533 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 33,100 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 19.21 (or $5.98) per share, which expire between October 27, 2021 and December 20, 2025. Does not include unvested options to purchase 10,800 ordinary shares and 3,600 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(8)	Includes (i) 5,334 ordinary shares, (ii) 5,946 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 29,838 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 18.76 (or $5.84) per share, which expire between October 27, 2021 and December 20, 2025. Does not include unvested options to purchase 11,363 ordinary shares and 3,787 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(9)	Includes (i) 10,060 ordinary shares, (ii) 10,700 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 35,100 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 18.53 (or $5.76) per share, which expire between October 27, 2021 and December 20, 2025. Does not include unvested options to purchase 10,800 ordinary shares and 3,600 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(10)	Subject to options to purchase 6,625 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $7.36) per share, which expire on September 25, 2026. Does not include unvested options to purchase 19,875 ordinary shares that are not exercisable within 60 days of the date of the table.

(11)	Subject to options to purchase 23,188 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.79 (or $6.47) per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 28,313 ordinary shares that are not exercisable within 60 days of the date of the table.

(12)	Subject to options to purchase 6,625 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $7.36) per share, which expire on September 25, 2026. Does not include unvested options to purchase 19,875 ordinary shares that are not exercisable within 60 days of the date of the table.

(13)	Includes (i) 9,452,708 shares indirectly beneficially owned through FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership. See footnote (1) “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”; and (ii) 6,625 ordinary shares subject to options held directly held by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $7.36) per share, which expire on September 25, 2026. Does not include unvested options to purchase 19,875 ordinary shares held by Mr. Ishay Davidi that are not exercisable within 60 days of the date of the table.

(14)	Subject to options to purchase 6,625 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $7.36) per share, which expire on September 25, 2026. Does not include unvested options to purchase 19,875 ordinary shares that are not exercisable within 60 days of the date of the table.

(15)	Mr. Hahn holds 25% of the shares of Sinara, which holds 100% of the shares of Damar, which directly holds 1,903,518 ordinary shares. Also includes options to purchase 28,188 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.43 (or $6.35) per share, which expire between October 27, 2021 and September 25, 2026. Does not include unvested options to purchase 28,313 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table

(16)	Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, the Chairman of our Board of Directors, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 33,188 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.64 (or $6.11) per share, which expire between October 27, 2021 and September 25, 2026. Does not include unvested options to purchase 28,813 ordinary shares that are not exercisable within 60 days of the date of the table.

(17)	Mr. David Tsur directly holds 680,181 ordinary shares. In addition, includes options to purchase 28,188 ordinary shares directly held by Mr. Tsur that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.80 (or $6.16) per share, which expire between March 02, 2023 and September 25, 2026. Does not include unvested options to purchase 28,313 ordinary shares that are not exercisable within 60 days of the date of the table.

(18)	See footnotes (1)-(17) for certain information regarding beneficial ownership.

Equity Compensation Plans

In 2005, we adopted our 2005 Israeli Share Option Plan (the “2005 Plan”). We ceased to grant options under the 2005 Plan in 2010 and the 2005 Plan expired on July 5, 2015.

In July 2011, we adopted our 2011 Israeli Share Option Plan and in September 2016, we amended and renamed it as the 2011 Israeli Share Award Plan (the “2011 Plan”). Under the 2011 Plan, we are authorized to grant options and restricted share units to directors, officers, employees, consultants and service providers of our company and subsidiaries. The 2011 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. The 2011 Plan, which is effective until July 23, 2021, is designed to reflect the provisions of the Israeli Tax Ordinance, which affords certain tax advantages to Israeli employees, officers and directors that are granted options in accordance with its terms. The 2011 Plan may be administered by our board of directors either directly or upon the recommendation of the compensation committee.

We have granted options to our employees, officers and directors under the 2011 Plan. Each option granted under the 2011 Plan entitles the grantee to purchase one of our ordinary shares. In general, the exercise price of options granted to directors and officers under the 2011 Plan prior to January 1, 2020, is generally equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30-TASE trading days immediately prior to board approval of the grant of such options plus 5%; and (ii) the closing price of our ordinary shares on the TASE on the date of the approval of the grant of options. The exercise price of options granted to directors and officers under the 2011 Plan following January 1, 2020 is generally equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30-TASE trading days immediately prior to board approval of the grant of such options; and (ii) the closing price of our ordinary shares on the TASE on the date of the approval of the grant of options. Options granted under the 2011 Plan are exercised by way of net exercise and accordingly, the grantee is not required to pay the exercise price when exercising the options and instead, receives, upon exercise and sale of such number of ordinary shares, an amount which is equal to the difference between the total market value of the ordinary shares on the date of exercise and sale underlying the exercised options and the total exercise price for such options. The actual number of shares issued pursuant to the net exercise of the options is equal to the number of shares subject to the option less the number of shares tendered back to the company to pay the exercise price.

The options granted under the 2011 Plan prior to January 1, 2020 generally vest during a four-year period following the date of the grant in 13 installments: 25% of the options vest on the first anniversary of the grant date and 6.25% of the remaining options vest at the end of each quarter thereafter. Options granted under the 2011 Plan following January 1, 2020 generally vest in four equal installments, 25% each on each of the four anniversaries of the date of grant. Options granted under the 2011 Plan are generally exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter. Options that have vested prior to the end of a grantee’s employment or services agreement with us may generally be exercised within 90 days from the end of such grantee’s employment or services with us, unless such relationship was terminated for cause. Options which are not exercised during such 90-day period expire at the end of the period, unless all of the 90-day period is a black-out period during which time the options may not be exercised, in which case our Chief Executive Officer or Chief Financial Officer is entitled to extend the exercise period for specified periods. Options that have not vested on the date of the end of a grantee’s employment or services agreement with us, and, in the event of termination of employment or services for cause, all unexercised options (whether vested or not), expire immediately upon termination.

We have also granted restricted share units to our officers. The restricted share units awarded under the 2011 Plan generally vest over a period of four years in 13 installments: 25% of the restricted share units vest on the first anniversary of the grant date and 6.25% of the remaining restricted share units vest at the end of each quarter thereafter.

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

Options and restricted share units granted to our employees and Israeli directors under the 2011 Plan were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance, under the capital gains alternative. In order to comply with the capital gains alternative, all such options and restricted share units under the 2011 Plan are granted or issued to a trustee and are to be held by the trustee for at least two years from the date of grant. Under the capital gains alternative, we are not allowed an Israeli tax deduction for the grant of the options or issuance of the shares issuable thereunder.

As of December 31, 2020, an aggregate of 1,306,718 ordinary shares were reserved for future issuance under the 2011 Plan (subject to certain adjustments specified in the 2011 Plan), and options to purchase 1,660,958 ordinary shares were outstanding under the 2011 Plan, of which options to purchase 799,640 ordinary shares were vested as of such date, and 104,519 restricted share units were outstanding under the 2011 Plan. Any ordinary shares underlying options that expire prior to exercise or restricted share units that are forfeited under the 2011 Plan will become again available for issuance under the 2011 Plan.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each person known to us to own beneficially more than 5% of our ordinary shares.

The percentage of beneficial ownership of our ordinary shares is based on 44,745,338 ordinary shares outstanding as of February 24, 2020. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Name	Number	Percentage
FIMI Funds(1)	9,452,708	21.1%
Leon Recanati(2)	3,606,311	8.0%

(1)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 2 to Schedule 13D filed with the SEC on May 20, 2020. According to the Statement, (i) includes 4,421,909 shares directly owned by FIMI Opportunity Fund 6, L.P. and 5,030,799 shares directly owned by FIMI Israel Opportunity Fund 6, Limited Partnership (together, the “FIMI Funds”) and (ii) the ordinary shares held by the FIMI Funds are indirectly beneficially owned by (A) FIMI 6 2016 Ltd. (“FIMI 6”), which serves as the managing general partner of the FIMI Funds, (B) Mr. Ishay Davidi, Chief Executive Officer of FIMI 6, and (C) Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 6. Information included in this footnote does not include 6,625 ordinary shares subject to options held directly by Mr. Davidi’s that are currently exercisable or exercisable within 60 days of the date of the table. See Footnote (13) “Item 6. Directors, Senior Management and Employees — Share Ownership.”

(2)	Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, a director and the former Chairman of our Board of Directors, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 33,188 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.64 (or $6.11) per share, which expire between October 27, 2021 and September 25, 2026. Does not include unvested options to purchase 28,813 ordinary shares that are not exercisable within 60 days of the date of the table.

To our knowledge, based on information provided to us by our transfer agent in the United States, as of February 19, 2021, we had one shareholder of record who was registered with an address in the United States, holding approximately 22.9 % of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

To our knowledge, the only significant changes in the beneficial ownership percentage held by our major shareholders during the past three years have been the following: From January 1, 2018 to the date of this Annual Report, the Hahn family’s beneficial ownership decreased from 10.04% to less than 5% during such period. Mr. Leon Recanati’s beneficial ownership percentage decreased by 2.95% from 10.99% to 8.05% during such period. The Phoenix Holdings Group beneficial ownership percentage decreased to less than 5% during such period. The DS Apex group’s beneficial ownership percentage decreased to less than 5% during such period. The Brosh Capital Partners group’s beneficial ownership percentage increased from less than 5% to 7.68% during such period and decreased to less than 5% during such period. The FIMI Funds beneficial ownership percentage increased from less than 5% to 21.14% during such period. Meitav Dash Investments Ltd.’s beneficial ownership percentage decreased to less than 5% during such period.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related Party Transactions

Tuteur S.A.C.I.F.I.A.

In August 2011, we entered into a distribution agreement with Tuteur that amended and restated a distribution agreement we entered into in November 2001, under which Tuteur was appointed as the exclusive distributor of GLASSIA in Argentina, Paraguay and Uruguay. Tuteur is a company organized under the laws of Argentina and was formerly controlled by Mr. Ralf Hahn, the former Chairman of our board of directors. Mr. Hahn’s son, Mr. Jonathan Hahn, a director, is currently the President and a director of Tuteur. On August 19, 2014, we entered into an amendment to the distribution agreement in order to add KamRho(D) as an additional product to be distributed by Tuteur and expanded the territories to include Bolivia. On January 25, 2017, we entered into a second amendment to the distribution agreement, pursuant to which Uruguay was removed from the original territories. On January 21, 2019, we entered into a third amendment to the distribution agreement in order (among other things) to change the terms of payments by Tuteur, change the terms of shipment, appoint a sub-distributor in Paraguay and to extend a fixed discount for the GLASSIA, per vial, sale price in exchange for obtaining a bank guarantee from Tuteur to cover any future supply of products. Tuteur was obligated under the agreement to commence marketing, sales and distribution of the products within each country covered by the agreement within two months after the grant of regulatory approval in each such country. Under the agreement, Tuteur would cease to have exclusivity if it fails to comply with the minimum purchase requirement in each of the countries, on a country-by-country basis. Pursuant to the agreement, Tuteur was obligated to obtain the relevant regulatory approvals and reimbursement in each of the countries within 18 months of receiving the required registration documents from us. GLASSIA was approved by regulators in Argentina in July 2012. GLASSIA has not yet been submitted and approved by regulators in Paraguay or Bolivia. The parties agreed to separately negotiate the allocation of any costs relating to clinical trials or studies required by relevant regulatory authorities in the applicable territory. We retained ownership of all relevant intellectual property. The distribution agreement, as amended, expired on December 31, 2019, and pending the execution of a new distribution agreement, the parties continued to act in accordance with the expired distribution agreement.

In May 2020, we entered into a new distribution agreement with Tuteur, which supersedes the former agreement in its entirety, pursuant to which Tuteur serves as the exclusive distributor of GLASSIA and KamRho(D) IM and IV in Argentina, Paraguay, Bolivia and Uruguay. Under the new distribution agreement, Tuteur is responsible, at its own expense, for obtaining marketing authorization and/or registration for each of the products in the foregoing territories that is not already approved and registered. If Tuteur fails to register any product in any territory within 12 months after receipt of our approval of all relevant documents, we shall be entitled to terminate the agreement with respect to such product or terminate the exclusivity granted to Tuteur with respect to such product. The agreement includes minimum annual purchase commitments by Tuteur, with respect to sales of any products in territories where registration has been completed, commencing as of the effective date of the agreement, and with respect to sale of any products in the other territories, commencing the first year following the registration of any such product in the applicable territory; and the parties agreed to negotiate in good faith the minimum quantities to be purchased by Tuteur in each following marketing year. If Tuteur fails to purchase and pay for the minimum quantity for any product in any marketing year, we are entitled to (i) terminate the agreement on a product-by-product basis and/or (ii) terminate the exclusivity and/or narrow the scope of the territories, if applicable, on a product-by-product basis. The price per product per territory payable by Tuteur pursuant to the agreement will be the higher of 50% of such product’s net price sold by Tuteur in the territory or a minimum supply price as defined in the agreement. In addition, Tuteur has undertaken to issue a guarantee (from a U.S., Israeli or a western Europe bank) for every new order of product, in the value of each order, which must be provided prior to the shipment of the product and extended through the complete payment of the amount due on any such order or shipment; such guarantee may not be required to the extent we are able to obtain adequate credit insurance covering the value of each order through its complete payment. We retain ownership of all relevant intellectual property in the products. The agreement is in effect for a period of five years, and thereafter shall automatically renew for additional periods of one year each, unless either party notifies the other party of its desire to terminate the agreement by prior written notice of at least 12 months before the expiration of any of the additional periods. We are entitled to terminate the agreement with respect to all or certain territories in the event of a change of control of Tuteur, its failure to register the products and obtain all marketing approvals within the period set forth above, its failure to purchase and pay for the minimum quantities for two consecutive years (provided that Tuteur will be obligated, during the second marketing year, to purchase the minimum quantity for the preceding marketing year on a product-by-product basis) or if Tuteur discontinues selling the products, after completing registration and obtaining required approvals, for longer than 45 days or 90 days or more in the event such discontinuation is caused due to a force majeure event. The agreement includes a mutual indemnification undertaking, standard confidentiality obligations and obligations of Tuteur to comply with anti-corruption and privacy laws. The agreement includes a non-compete undertaking of Tuteur during the term of the agreement and for a period of 12 months thereunder (other than in the event the agreement is terminated for cause by Tuteur due to our breach of the agreement).

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

FIMI Private Placement

On January 20, 2020, we entered into a securities purchase agreement with the FIMI Funds to purchase an aggregate of 4,166,667 ordinary shares at a price of $6.00 per share, for an aggregate $25 million gross proceeds. Concurrently, we entered into a registration rights agreement with the FIMI Funds, pursuant to which the FIMI Funds are entitled to customary demand registration rights (effective six months following the closing of the transaction) and piggyback registration rights with respect to our shares held by them. Upon the closing of the private placement, the beneficial ownership of the FIMI Funds increased from approximately 12.15% to 21.13%. Lilach Asher Topilsky, the Chairman of our board of directors, Ishay Davidi and Amiram Boehm, members of our board of directors, are partners of the FIMI Funds. For details regarding the beneficial ownership of the FIMI Funds and Messrs. Davidi and Boehm and Ms. Asher Topilsky see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 6. Directors, Senior Management and Employees — Share Ownership.”

Engagements with Suppliers and Service Providers Affiliated with the FIMI Funds

We have entered into certain agreements in the ordinary course of our business for the purchase of certain products and services (such as security services, office equipment and recycling services) from entities controlled by or affiliated with the FIMI Funds, all of which were entered into prior to the FIMI Funds becoming a shareholder of our company and on an arm’s length basis. These agreements include customary terms and conditions as applicable to the type of supplied product or services.

Item 8. Financial Information

Consolidated financial statements are set forth under Item 18.

Item 9. The Offer and Listing

Our ordinary shares are quoted on the Nasdaq Global Select Market and the TASE under the symbol “KMDA.”

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

Establishment and Purposes of the Company

We were incorporated under the laws of the State of Israel on December 13, 1990 under the name Kamada Ltd. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-152460-5. Our purpose as set forth in our amended articles of association is to engage in any lawful business.

Shareholder Meetings

Under the Companies Law, we are required to convene an annual general meeting of our shareholders at least once every calendar year and within a period of not more than 15 months following the preceding annual general meeting. In addition, the Companies Law provides that our board of directors may convene a special general meeting of our shareholders whenever it sees fit and is required to do so upon the written request of (i) two directors or one quarter of the serving members of our board of directors, or (ii) one or more holders of 5% or more of our outstanding share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. The Companies Law requires that resolutions regarding the following matters (among others) be approved by our shareholders at a general meeting: amendments to our articles of association; appointment, terms of service and termination of service of our auditors; election of external directors (if applicable); approval of certain related party transactions; increases or reductions of our authorized share capital; mergers; and the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is essential for our proper management.

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

Borrowing powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this Annual Report.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Non-residents of Israel who hold our ordinary shares are able to repatriate any dividends (if any), any amounts received upon the dissolution, liquidation and winding up of our affairs and proceeds of any sale of our ordinary shares, into non-Israeli currency at the rate of exchange prevailing at the time of conversion, provided that any applicable Israeli income tax has been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, which has decreased in recent years, from a rate of 25% in 2016 to 24% in 2017 and further decreased to 23% in 2018 and thereafter. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

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

Law for the Encouragement of Capital Investments, 1959

Our facilities in Israel were granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the “Investment Law”. The Investment Law provides that a capital investment in eligible production facilities (or other eligible assets) may, upon application to the Investment Center, be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its sources of capital, and by its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program. The tax benefits generated from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

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

Approved Enterprise

One of our facilities was granted Approved Enterprise status by the Investment Center, which made us eligible for a grant and certain tax benefits under the “Grant Track.” The approved investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which applied to our turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Grant Track include accelerated depreciation and amortization for tax purposes as well as a tax exemption for the first two years of the benefit period and the taxation of income generated from an Approved Enterprise at a reduced corporate tax rate of 10%-25% (depending on the level of foreign investment in each year), for a certain period of time. The benefit period is ordinarily seven to ten years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the earlier of the operational year as determined by the Investment Center or 14 years from the date of approval of the Approved Enterprise. The tax benefits under the Approved Enterprise status expired at the end of 2017.

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

Tax benefits under the 2017 Amendment that became effective on January 1, 2017

An amendment to the Investment Law was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and became effective as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

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

There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future, including under our tax ruling with respect to our Privileged Enterprise, or that we will be entitled to any additional benefits thereunder. If we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index, with interest.

The Encouragement of Industrial Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as The Encouragement of Industrial Research and Development Law, 5744-1984)

We have received grants from the Government of the State of Israel through the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (the “IIA”) (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy (the “OCS”)), for the financing of a portion of our research and development expenditures pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial and Development Law, 5744-1984) (the “Research Law”) and related regulations. We previously received funding from the IIA for six research and development programs, in the aggregate amount of approximately $1.9 million as of December 31, 2020, which amount has accrued aggregate interest of approximately $8,252 as of such date, and we had paid aggregate royalties to the IIA for these programs in the amount of approximately $1.0 million and had a contingent liability to the IIA in the amount of approximately $0.9 million (excluding any interest thereon) as of December 31, 2020.

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

Capital Gains

Under present Israeli tax legislation, the tax rate applicable to real capital gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate (which was 25% in 2016, reduced to 24% in 2017 and further reduced to 23% in 2018 and thereafter).

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

Excess Tax

An additional tax liability at the rate of 3% in 2017 onwards is added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 649,560 in 2019, NIS 651,600 in 2020 and NIS 647,640 in 2021.

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

Based on the financial information currently available to us and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ended December 31, 2020. However, this determination could be subject to change. If, contrary to our expectations, we were to be classified as a PFIC, U.S. Holders of ordinary shares may be required to file form 8621 with respect to their ownership of our ordinary shares in the year in which we were a PFIC. U.S. Holders of our ordinary shares should consult their tax advisors in this regard.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the reporting requirements of Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect the Annual Report on that website.

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

For the years ended December 31, 2020, 2019 and 2018, we have witnessed high volatility in the U.S. dollar exchange rate. This fact impacts our revenues from the Distribution segment, where prices are denominated in or linked to the NIS upon delivery of product while our expenses for the purchase of raw materials and imported goods in the Distribution segment are in U.S. dollars and part of our development and marketing expenses are paid in NIS.

We attempt to mitigate our currency exposure by matching assets denominated in NIS currency with liabilities denominated in NIS. In the Distribution segment, we attempt to mitigate foreign currency exposure by matching Euro denominated expenses with Euro denominated revenues. Additionally, we used, and from time to time, will continue to use, currency hedging transactions using financial derivatives and forward currency contracts. We attempt to enter into forward currency contracts with critical terms that match those of the underlying exposure. As of December 31, 2020, we had open transactions in derivatives in the amount of approximately $0.3 million. We regularly monitor and review the need for currency hedging transactions in accordance with trend analysis.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
Year ended December 31, 2018	8.1
Year ended December 31, 2019	(7.8)
Year ended December 31, 2020	(7.0)

As of December 31, 2020, we had excess liabilities over assets denominated in NIS in the amount of $4.0 million. When the U.S. dollar appreciates against the NIS, we recognize financial expenses with respect to exchange rate differences. When the U.S. dollar devalues against the NIS, we recognize financial income.

As of December 31, 2020, we had foreign currency exposures to currencies other than U.S. dollars (mainly in EUR) amounting to $5.0 million in excess liabilities over assets. Most of this exposure is to the Euro.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our financial assets by $0.4 million, $0.05 million and $1.2 million as of December 31, 2020, 2019 and 2018, respectively.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Initial Public Offering

On June 5, 2013, we completed an initial public offering in the United States on Nasdaq of our ordinary shares, par value NIS 1.00 per share, pursuant to a Registration Statement on Form F-1, as amended (File No. 333-187870), which became effective on May 30, 2013. Morgan Stanley& Co. LLC and Jefferies LLC acted as representatives of the underwriters. We registered 5,582,636 ordinary shares in the offering and granted the underwriters a 30-day over-allotment option to purchase up to 837,395 additional ordinary shares from us. The option to purchase additional ordinary shares was exercised in full on June 4, 2013.

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

As of December 31, 2020, we have used a significant portion of the net proceeds of our initial public offering. We intend to use the remaining net proceeds we received from our initial public offering as disclosed in our Registration Statement on Form F-1.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020, pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2020 was effective.

(c) Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2020. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

Item 16C. Principal Accountant Fees and Services

During the years ended December 31, 2020 and 2019, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay& Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, all of which were pre-approved by our Audit Committee:

	Year Ended December 31,
	2020	2019
Audit Fees (1)	$220,000	$245,000
Tax Fees (2)	27,453	10,000
All Other Fees (3)	-	72,027
Total	$247,453	$327,027

(1)	Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, the auditor attestation report on the effectiveness of our internal control over financial reporting, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax services rendered by our auditors in 2020 and 2019 were for compliance with tax regulation.

(3)	Other fees in 2019 mainly include services in connection with risk analysis, SEC correspondence and policy implementation of new regulation.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2020, neither we nor any affiliated purchaser (as defined in the Exchange Act) purchased any of our ordinary shares.

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

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For more information, see “Item 3. Key Information —D. Risk Factors — As we are a ‘foreign private issuer’ and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.” We are also required to comply with Israeli corporate governance requirements under the Companies Law applicable to Israeli public companies, such as us, whose shares are listed for trade on an exchange outside Israel and dual listed on the TASE.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Consolidated Financial Statements are set forth under Item 18.

Item 18. Financial Statements

Our Consolidated Financial Statements beginning on pages F-1 through F-72, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

Page
Report of Independent Registered Public Accounting Firm	F-2 - F-4

Consolidated Financial Statements as of December 31, 2020:
Consolidated Statements of Financial Position	F-5
Consolidated Statements of Profit or Loss and Other Comprehensive Income	F-6
Consolidated Statements of Changes in Equity	F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to the Consolidated Financial Statements	F-10 - F-72

Item 19. Exhibits

Exhibit No.	Description
1.1	Amended Articles of Association of the Registrant (incorporated by reference to Appendix A2 to the Proxy Statement for the 2016 Annual General Meeting of Shareholders, filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on July 26, 2016).
1.2	Memorandum of Association of the Registrant, as currently in effect (as translated from Hebrew) (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 of the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 16, 2020)
2.2	Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.1†	Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.2†	Technology License Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare S.A. (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.3†	Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.4†	First Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of May 10, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.5†	Second Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of June 22, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.6†	License Agreement, dated as of November 16, 2006, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.7†	Amendment No. 1 to License Agreement, dated as of August 9, 2007, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.8†	Addendum No. 1 to License Agreement, dated as of February 21, 2008, by and between PARI Pharma GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.9†	Supply and Distribution Agreement, dated as of July 18, 2011, by and between Kamada Ltd. and Kedrion S.p.A. (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.10	English translation of form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.11	English translation of amendment to form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Appendixes A3 and A4 of the Proxy filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on May 22, 2015).
4.12	English summary of two lease agreements dated June 20, 2002, by and between the Israel Lands Administration and Kamada Nehasim (2001) Ltd., as such agreements were amended by lease agreement dated January 30, 2011, by and between the Israel Lands Authority and Kamada Assets (2001) Ltd. (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.13†	Fraction IV-1 Paste Supply Agreement, dated December 3, 2012, by and between Baxter Healthcare S.A. and Kamada Ltd. (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.14	Side Letter Agreement, dated as of March 23, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.15	First Amendment to the Exclusive Manufacturing Supply and Distribution Agreement, dated as of September 6, 2012, between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.16†	Second Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).

4.17†	First Amendment to the Technology License Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare SA (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 28, 2013).
4.18†	Third Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of September 2014, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2015).
4.19†	Third Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement executed on July 19, 2015 by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.20†	Fourth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October, 2015, by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.21†	Second Amendment to the Technology License Agreement, dated as of August 25, 2015, by and between Kamada Ltd. and Baxalta GmbH. (incorporated by reference to Exhibit 4.31 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.22†	Fifth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October 5, 2016, by and between Kamada Ltd. and Shire plc. (incorporated by reference to Exhibit 4.28 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017).
4.23	Compensation Policy for Executive Officers (incorporated by reference to Appendix A1 to the Proxy Statement for the 2020 Annual General Meeting of Shareholders, filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on October 29, 2020).
4.24	Compensation Policy for Directors (incorporated by reference to Appendix A2 to the Proxy Statement for the 2020 Annual General Meeting of Shareholders, filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on October 29, 2020).
4.25†	Kamada Ltd. 2011 Israeli Share Award Plan (incorporated by reference to Exhibit 4.2 to the Form S-8 filed with the Securities and Exchange Commission on February 9, 2017).
4.26†	1st Addendum to Supply And Distribution Agreement dated October 15, 2016 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.32 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017).
4.27†	2nd Addendum to Supply And Distribution Agreement dated October 11, 2018 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 27, 2019).
4.28†	Sixth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 30, 2019, by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2020).
4.29†	Clinical Study Supply Agreement, dated as of May 5, 2019, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 4.31 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2020).
4.30†	Binding Term Sheet between partner and Kamada Ltd., dated December 6, 2019 (incorporated by reference to Exhibit 4.32 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2020).
4.31	Share Purchase Agreement dated as of January 20, 2020, by and among Kamada Ltd. and the FIMI Funds (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on January 21, 2020).
4.32	Registration Rights Agreement, dated as of January 20, 2020, by and among Kamada Ltd. and the FIMI Funds (incorporated by reference to Exhibit 99.3 to Form 6-K filed with the Securities and Exchange Commission on January 21, 2020).
4.33†	Distribution Agreement, dated as of May 20, 2020, by and between Kamada Ltd. and TUTEUR S.A.C.I.F.I.A.
4.34†	Binding Term Sheet, dated as of April 27, 2020, between Kamada Ltd. and Kedrion S.p.A.
4.35	Asset Purchase Agreement, dated January 31, 2021, by and among Kamada Plasma, LLC and Blood and Plasma Research, Inc
8.1	Subsidiaries of the Registrant.
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Ernst & Young Global, independent registered public accounting firm.

†	Portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KAMADA LTD.

By:	/s/ Chaime Orlev
Chaime Orlev
Chief Financial Officer

Date: February 24, 2021

Kamada Ltd.

Consolidated Financial Statements as of December 31, 2020

- - - - - - - - - - -

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENCE REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Kamada Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Kamada Ltd. and subsidiaries (the “Company”) as of December 31, 2020 and 2019 the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated February 24, 2021 expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Valuation of Inventory

Description of the Matter

As of December 31, 2020, the Company’s inventory totaled $42 million. As described in Note 2 to the consolidated financial statements, inventory is comprised of raw materials, work-in-progress, and finished goods relating to both the Proprietary and Distribution segments. The value of work in progress and finished goods related to the Proprietary segment includes direct and indirect costs. The allocation of indirect costs is accounted for on a quarterly basis by dividing the total quarterly indirect manufacturing cost to the number of batches manufactured during that quarter based on predetermined allocation factors.

The Company determines a standard manufacturing capacity for each quarter. To the extent the actual manufacturing capacity in a given quarter is lower than the predetermined standard, a portion of the indirect costs which is equal to the product of the overall quarterly indirect costs multiplied by the quarterly manufacturing shortfall rate is recognized as costs of revenues.

In addition, and as part of the quarterly inventory valuation process, the Company assesses the potential effect on inventory in cases of deviations from quality standards in the manufacturing process to identify potential required inventory write offs.

Auditing the valuation of the Company’s inventory was complex and involved subjective auditor judgment because of the significant assumptions management makes to determine the standard manufacturing capacity and inventory write-off as a result from deviations from quality standards. In particular, the determination of the standard manufacturing capacity is subject to significant assumptions such as expected demand for the Company’s products, expected industry sales growth and manufacturing schedules. Management’s determination of deviations from quality standards is based on qualitative assessment, historical data and the Company’s past experience.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated, and tested the design and operating effectiveness of internal controls over the Company’s inventory valuation process, including controls over the determination of standard manufacturing capacities, the assessment of required write offs due to deviations from quality standards, and the completeness and accuracy of underlying data and assumptions.

To test management’s determination of standard manufacturing capacities, our substantive audit procedures included, among others, evaluating the significant assumptions stated above by reading, on a sample bases, contracts with customers to review management’s assessment of the expected demands for the Company’s products, comparing the historical projections to actual operating results and testing the accuracy and completeness of the underlying data. We also evaluated whether manufacturing schedules were appropriate in comparison with the Company’s historical data.

To test management’s assessment of required write offs due to deviation from quality standards, our audit procedures included, among others, obtaining the deviations analysis reports from management and evaluating their appropriateness by comparing with historical data. We also held discussions with Company personnel to understand the judgments and qualitative factors considered in their analysis and compared the analysis reports with evidence obtained in other areas of the audit.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2005.

Tel-Aviv, Israel

February 24, 2021

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KAMADA LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Kamada Ltd and subsidiaries' internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Kamada Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Statements of Financial Position of the Company as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated February 24, 2021 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

February 24, 2021

Kamada Ltd. and subsidiaries

Consolidated Statements of Financial Position

		As of December 31,
		2020	2019
	Note	U.S. Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	5	$70,197	$42,662
Short-term investments	6	39,069	31,245
Trade receivables, net	7	22,108	23,210
Other accounts receivables	8	4,524	3,272
Inventories	9	42,016	43,173
Total Current Assets		177,914	143,562

Non-Current Assets
Property, plant and equipment, net	10	25,679	24,550
Right-of-use assets	14b	3,440	4,022
Other long term assets	11	1,573	352
Contract asset	17e	2,059	-
Deferred taxes	21	-	1,311
Total Non-Current Assets		32,751	30,235
Total Assets		$210,665	$173,797

Liabilities
Current Liabilities
Current maturities of bank loans	14a	$238	$489
Current maturities of lease liabilities	14b	1,072	1,020
Trade payables	12	16,110	24,830
Other accounts payables	13	7,547	5,811
Deferred revenues	17	-	589
Total Current Liabilities		24,967	32,739

Non-Current Liabilities
Bank loans	14a	36	257
Lease liabilities	14b	3,593	3,981
Deferred revenues	17e	2,025	232
Employee benefit liabilities, net	16	1,406	1,269
Total Non-Current Liabilities		7,060	5,739

Shareholder’s Equity	19
Ordinary shares		11,706	10,425
Additional paid in capital net		209,760	180,819
Capital reserve due to translation to presentation currency		(3,490)	(3,490)
Capital reserve from hedges		357	8
Capital reserve from financial assets measured at fair value through other comprehensive income		-	145
Capital reserve from share-based payments		4,558	8,844
Capital reserve from employee benefits		(320)	(359)
Accumulated deficit		(43,933)	(61,073)
Total Shareholder’s Equity		178,638	135,319
Total Liabilities and Shareholder’s Equity		$210,665	$173,797

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,
		2020	2019	2018
	Note	U.S. Dollars in thousands, except for share and per share data

Revenues from proprietary products	1a	$100,916	$97,696	$90,784
Revenues from distribution		32,330	29,491	23,685

Total revenues	22a,b	133,246	127,187	114,469

Cost of revenues from proprietary products		57,750	52,425	52,796
Cost of revenues from distribution		27,944	25,025	20,201

Total cost of revenues	22c	85,694	77,450	72,997

Gross profit		47,552	49,737	41,472

Research and development expenses	22d	13,609	13,059	9,747
Selling and marketing expenses	22e	4,518	4,370	3,630
General and administrative expenses	22f	10,139	9,194	8,525
Other expense		49	330	311
Operating income		19,237	22,784	19,259

Financial income	22g	1,027	1,146	830
Income (expenses) in respect of securities measured at fair value, net	22g	102	(5)	(178)
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	22g	(1,535)	(651)	602
Financial expense	22g	(266)	(293)	(172)
Income before tax on income		18,565	22,981	20,341
Taxes on income	21	1,425	730	(1,955)

Net Income		$17,140	22,251	$22,296

Other Comprehensive Income:
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income		(188)	143	51
Gain (loss) on cash flow hedges		876	92	(176)
Net amounts transferred to the statement of profit or loss for cash flow hedges		(528)	(23)	70
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan		64	(388)	340
Tax effect		19	(11)	(9)
Total comprehensive income		$17,383	$22,064	$22,572

Earnings per share attributable to equity holders of the Company:	23
Basic net earnings per share		$0.39	$0.55	$0.55
Diluted net earnings per share		$0.38	$0.55	$0.55

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Changes in Equity

			Capital
			reserve
			From	Capital
			securities	reserve		Capital
			measured at	due to		reserve	Capital
			fair value	translation	Capital	from	reserve
		Additional	through other	to	reserve	share	from
	Share	paid in	Comprehensive	presentation	from	based	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	U.S. Dollars in thousands

Balance as of December 31, 2017	$10,400	$177,874	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492
Cumulative effect of Initial application of IFRS 15	-	-	-	-	-	-	-	(757)	(757)
Balance as at January 1, 2018 (after initially application of IFRS 15)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(105,320)	88,735
Net income	-	-	-	-	-	-	-	22,296	22,296
Other comprehensive income (loss)	-	-	50	-	(106)	-	340	-	284
Tax effect			(12)		3	-	1		(8)
Total comprehensive income (loss)	-	-	38	-	(103)	-	341	22,296	22,572
Exercise and forfeiture of share-based payment into shares	9	1,161	-	-	-	(1,161)	-	-	9
Cost of share base payment	-	-	-	-	-	948	-	-	948
Tax effect	-	112	-	-	-	-	-	-	112
Balance as of December 31, 2018	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376
Cumulative effect of initially application of IFRS 16	-	-	-	-	-	-	-	(300)	(300)
Balance as at January 1, 2019 (after Initial application of IFRS 16)	10,409	179,147	34	(3,490)	(57)	9,353	4	(83,324)	112,076
Net income								22,251	22,251
Other comprehensive income (loss)	-	-	143	-	69	-	(388)	-	(176)
Tax effect	-	-	(32)	-	(4)	-	25	-	(11)
Total comprehensive income (loss)	-	-	111	-	65	-	(363)	22,251	22,064
Exercise and forfeiture of share-based payment into shares	16	1,672	-	-	-	(1,672)	-	-	16
Cost of share-based payment	-	-	-	-	-	1,163	-	-	1,163
Balance as of December 31, 2019	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319
Net income								17,140	17,140
Other comprehensive income (loss)			(188)		348		64		224
Tax effect			43		1		(25)		19
Total comprehensive income (loss)			(145)		349		39	17,140	17,383
Issuance of share	1,217	23,678							24,895
Exercise and forfeiture of share-based payment into shares	64	5,263				(5,263)			64
Cost of share-based payment						977			977
Balance as of December 31, 2020
	$11,706	$209,760	$-	$(3,490)	$357	$4,558	$(320)	$(43,933)	$(178,638)

The accompanying notes are an integral part of the Consolidated Financial Statements

Kamada Ltd. and subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2020	2019	2018
	Note	U.S. Dollars in thousands
Cash Flows from Operating Activities
Net income		$17,140	$22,251	$22,296

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	10	4,897	4,519	3,703
Financial expense (income), net		672	(197)	(1,082)
Cost of share-based payment	20	977	1,163	948
Taxes on income	21	1,425	730	(1,955)
(Gain) loss from sale of property and equipment		(7)	(2)	55
Change in employee benefit liabilities, net		201	94	(16)
		8,165	6,307	1,653
Changes in asset and liability items:
Decrease in trade receivables, net		1,332	5,117	2,311
Decrease (increase) in other accounts receivables		115	(214)	(1,336)
Increase (decrease) in inventories		1,157	(13,857)	(8,246)
Increase (decrease) in deferred expenses		(3,085)	399	235
(Decrease) increase in trade payables		(9,560)	6,259	(1,116)
Increase (decrease) in other accounts payables		1,736	863	(658)
Increase (decrease) in deferred revenues		1,204	(283)	(5,256)
		(7,101)	(1,716)	(14,066)
Cash paid during the year for:
Interest paid		(209)	(243)	(54)
Interest received		1,211	1,106	739
Taxes paid		(101)	(134)	(22)
		901	729	663

Net cash provided by operating activities		$19,105	$27,571	$10,546

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2020	2019	2018
	Note	U.S. Dollars in thousands
Cash Flows from Investing Activities
Investment in short term investments, net		$(7,646)	$1,727	$(2,322)
Purchase of property and equipment and intangible assets	10	(5,488)	(2,300)	(2,884)
Proceeds from sale of property and equipment		7	9	30
Net cash used in investing activities		(13,127)	(564)	(5,176)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments		64	16	9
Proceeds from issuance of ordinary shares, net		24,895	-	-
Repayment of lease liabilities		(1,103)	(1,070)	(136)
Repayment of long-term loans		(492)	(476)	(460)

Net cash provided by (used in) financing activities		23,364	(1,530)	(587)

Exchange differences on balances of cash and cash equivalent		(1,807)	(908)	629

Increase in cash and cash equivalents		27,535	24,569	5,412

Cash and cash equivalents at the beginning of the year		42,662	18,093	12,681

Cash and cash equivalents at the end of the year		$70,197	$42,662	$18,093

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	14b	539	5,035	-
Purchase of property and equipment		$722	$992	$720

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 1: - General

a.	General description of the Company and its activity

Kamada Ltd. (“the Company”) is a plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is Glassia® (“Glassia”), the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets Glassia in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”) and in other counties through local distributors. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KedRab through a strategic partnership with Kedrion S.p.A (“Kedrion”). In addition to Glassia and KedRab, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Pursuant to the agreement with Takeda (as detailed on Note 17) the Company will continue to produce Glassia for Takeda through 2021. Takeda will complete the technology transfer of Glassia, and pending FDA approval, will initiate its own production of Glassia for the U.S. market in 2021. Accordingly, following the transition of manufacturing to Takeda, the Company will terminate the manufacturing and sale of Glassia to Takeda resulting in a significant reduction in revenues. Pursuant to the agreement, upon initiation of sales of Glassia manufactured by Takeda, Takeda will pay royalties to the Company at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040.

The Company’s activity is divided into two operating segments:

Proprietary Products	Development, manufacturing, sales and distribution of plasma-derived protein therapeutics.
Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	The Company’s securities are listed for trading on the Tel Aviv stock exchange and on the NASDAQ.

The Company has four wholly-owned subsidiaries – Kamada Inc, Kamada Plasma LLC (wholly owned by Kamada Inc), Kamada Ireland limited and Kamada Biopharma Limited which as of December 31, 2021 are not active. In addition the Company owns 74% of Kamada Assets Ltd (“Kamada Assets”).

c.	Effects of the COVID-19 Outbreak:

Following the global COVID-19 outbreak, there has been a decrease in economic activity worldwide, including Israel. The spread of the COVID-19 pandemic led, inter alia, to a disruption in the global supply chain, a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries worldwide as well as a decrease in the value of financial assets and commodities across all markets in Israel and the world.

The Company’s business activity and commercial operation were affected by these factors, and the Company has taken several actions to ensure its manufacturing plant remains operational with limited disruption to its business continuity. The Company increased its inventory levels of raw materials through its suppliers and service providers to appropriately manage any potential supply disruptions and secure continued manufacturing. In addition, the Company is actively engaging its freight carriers to ensure inbound and outbound international delivery routes remain operational and identify alternative routes, if needed. The Company expedited shipments of certain of its products to its customer to minimize any potential shortages.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 1: - General (Cont.)

The Company is complying with the State of Israel mandates and recommendations with respect to its work-force management and currently maintains the work-force levels required to support its ongoing commercial operations. The Company has taken several precautionary health and safety measures to safeguard its employees and continues to monitor and assess orders issued by the State of Israel and other applicable governments to ensure compliance with evolving COVID-19 guidelines.

While COVID-19 related disruption had various effect on the Company’s business activities, commercial operation, revenues and operational expenses, as a results of the actions taken by the Company to date, its overall results of operations for the year ended December 31, 2020 were not materially affected however, a number of factors, including but not limited to, continued effect of the factors mentioned above as well as, continued demand for the Company’s products, including GLASSIA and KEDRAB, in the U.S. market and its distributed products in Israel, financial conditions of the Company’s customer, suppliers and services providers, the Company’s ability to manage operating expenses, additional competition in the markets that the Company competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, may have an effect on the Company’s future financial position and results of operations.

The financial impact of these factors cannot be reasonably estimated at this time due to substantial uncertainty but may materially affect our business, financial condition and results of operations. The Company assess the impact of the COVID-19 in a number of possible scenarios and concluded that there are no uncertainties that may cast significant doubt on its ability to continue as a going concern or affect significantly on the Company liquidity.

d.	Definitions

In these Financial Statements –

The Company	-	Kamada Ltd.
The Group	-	The Company and its subsidiaries.
Subsidiary	-	A company which the Company has a control over (as defined in IFRS 10) and whose financial statements are consolidated with the Company’s Financial Statements.
Related parties	-	As defined in International Accounting Standard (“IAS”) 24.
USD/$	-	U.S. dollar.
NIS	-	New Israeli Shekel
EUR	-	Euro

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

f.	Short-term investments

Short-term investments comprised of bank deposits with a maturity of more than three months from the deposit date but less than one year and securities measured at fair value through other comprehensive income. The deposits are presented according to their terms of deposit.

g.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company’s management, is doubtful. Impaired debts are derecognized when they are assessed as uncollectible. As of December 31, 2020 the Company has not recognized an allowance for doubtful accounts.

The Company did not recognize an allowance in respect of groups of customers that are collectively assessed for impairment since it did not identify any groups of customers which bear similar credit risks.

h.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises of the costs of purchase of raw and other materials and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business.

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

The Company determines a standard manufacturing capacity for each quarter. To the extent the actual manufacturing capacity in a given quarter is lower than the predetermined standard, than a portion of the indirect costs which is equal to the product of the overall quarterly indirect costs multiplied by the quarterly manufacturing shortfall rate is recognized as costs of revenues

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

On January 1, 2018, the Company initially adopted IFRS 15, “Revenue from Contracts with Customers” (“the IFRS 15 Standard”). The Company elected to apply the provisions of the IFRS 15 Standard using the modified retrospective method with the application of certain practical expedients and without restatement of comparative data. The accounting policy for revenue recognition applied from January 1, 2018, is as follows:

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

If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs: the Company has no remaining obligations to transfer goods or services to the customer and any consideration promised by the customer has been received and cannot be returned; or the contract has been terminated and the consideration received from the customer cannot be refunded.

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

The Company identifies the performance obligations when the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the Company promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Company examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

Option to purchase additional goods or services

An option that grants the customer the right to purchase additional goods or services constitutes a separate performance obligation in the contract only if the option grants to the customer a material right it would not have received without the original contract.

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

Costs to fulfill a contract:

Costs incurred in fulfilling contracts or anticipated contracts with customers are recognized as an asset when the costs generate or enhance the Company’s resources that will be used in satisfying or continuing to satisfy the performance obligations in the future and are expected to be recovered. Costs to fulfill a contract comprise direct identifiable costs and indirect costs that can be directly attributed to a contract based on a reasonable allocation method. Costs to fulfill a contract are amortized on a systematic basis that is consistent with the provision of the services under the specific contract.

An impairment loss in respect of capitalized costs to fulfill a contract is recognized in profit or loss when the carrying amount of the asset exceeds the remaining amount of consideration that the Company expects to receive for the goods or services to which the asset relates less the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

Principal or agent

When another party is involved in providing goods or services to the customer, the Company examines whether the nature of its promise is a performance obligation to provide the defined goods or services itself, which means the Company is a principal and therefore recognizes revenue in the gross amount of the consideration, or to arrange that another party provide the goods or services which means the Company is an agent and therefore recognizes revenue in the amount of the net commission.

The Company is a principal when it controls the promised goods or services before their transfer to the customer. Indicators that the Company controls the goods or services before their transfer to the customer include, inter alia, as follows: the Company is the primary obligor for fulfilling the promises in the contract; the Company has inventory risk before the goods or services are transferred to the customer; and the Company has discretion in setting the prices of the goods or services.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

Analysis of major contracts:

As of December 31, 2020, 2019 and 2018 the Company generate revenue mainly from sale of products to strategic partners and distributors as well as from the licensing of our technology and distribution rights.

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

The Company determines the transaction price and allocates the transaction price to the different performance obligation identified. For certain amounts of variable consideration the Company allocated to a certain performance obligation or to a distinct goods or services within it.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

k.	Government grants:

Government grants are recognized when there is reasonable assurance that the grants will be received and the Company will comply with the attached conditions.

Government grants received from the Israel Innovation Authority (formerly: the Office of the Chief Scientist in Israel, “the IIA”) are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales.

A liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a Government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37.

l.	Taxes on income

Taxes on income in profit or loss comprise of current taxes, deferred taxes and taxes in respect of prior years, which are recognized in profit or loss, except to the extent that the tax arises from items which are recognized directly in other comprehensive income or equity.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

3.	Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation..

As of December 31, 2020 and 2019, the application of IFRIC 23 did not have a material effect on the financial statements.

m.	Leases

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

n.	Property, plant and equipment

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

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

o	Intangible assets

intangible assets, are in respect of distribution right, that are acquired by the Company, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. As regards intangible assets in respect of distribution right agreements, see also Note 11.

p	Impairment of non-financial assets

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. For other debt financial assets (i.e., debt securities at FVOCI), the ECL is based on the 12-month ECL. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date. As of December 31, 2020 there is no ECL allowance.

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

r.	Fair value measurement

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

s.	Derivative financial instruments designated as hedges

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

t.	Provisions

A provision in accordance with IAS 37 is recognized when the Company has a present (legal or constructive) obligation as a result of a past event, it is expected to require the use of economic resources to clear the obligation and a reliable estimate can be made of it. The expense is recognized in the statement of profit or loss net of any reimbursement.

u.	Employee benefit liabilities

The Company has several employee benefit plans:

1.	Short-term employee benefits

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

Re-measurements of the net liability are recognized in other comprehensive income in the period in which they occur.

v.	Share-based payment transactions

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

w.	Earnings (loss) per Share

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

x.	Reclassification of prior years’ amounts

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

Identification of performance obligations in contracts with customers:

In order to identify distinct performance obligations in a contract with a customer, the Company uses judgment when it examines whether it is providing a significant service of integrating the goods or services in the contract into one integrated outcome.

Measurement of variable consideration

In order to determine the transaction price, the Company estimates the amount of the variable consideration and recognizes revenue in an amount where there is a high probability that its inclusion will not result in a significant revenue reversal in the future after the uncertainty has been resolved.

Existence of a significant financing component:

When assessing whether a contract includes a significant financing component, the Company examines, inter alia, the expected length of time between the date it transfers the promised goods or services to the customer and the date the customer pays for these goods or services, as well as the difference and the reasons for the difference, if any, between the promised consideration and the cash selling price of the promised goods or services.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 3: - Significant Accounting Judgments, Estimates And Assumptions Used In The Preparation Of The Financial Statements (Cont.)

Determining how performance obligations are fulfilled:

When determining that control over goods or services is transferred to the customer over time and that therefore revenue should be recognized over time, the Company relies on legal opinions, provisions of the contract and relevant provisions of the law indicating that the Company has a right to enforce fulfillment of the contract.

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

-	Inventory designated for R&D activities

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

In addition, and as part of the quarterly inventory valuation process, the Company assesses the potential effect on inventory in cases of deviations from quality standards in the manufacturing process to identify potential required inventory write offs. Such assessment is subject to Company’s judgment.

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

The Company performed an impairment test of its production facility. The Company calculated the recoverable amount of the production facility to determine whether the book value exceeds its recoverable amount. The impairment test was based on a Discount Cash Flow (“DCF”) model using the Company’s long term forecast. As of December 31, 2020 no impairment was recorded as the recoverable amount exceeded the book value.

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

Note 4: - Disclusure of New Standards in the Period Prior to Their Adoption

a.	Amendments to IFRS 9, IFRS 7, IFRS 16, IFRS 4 and IAS 39 regarding the IBOR reform:

In August 2020, the IASB issued amendments to IFRS 9, “Financial Instruments”, IFRS 7, “Financial Instruments: Disclosures”, IAS 39, “Financial Instruments: Recognition and Measurement”, IFRS 4, “Insurance Contracts”, and IFRS 16, “Leases” (“the Amendments”).

The Amendments provide practical expedients when accounting for the effects of the replacement of benchmark InterBank Offered Rates (IBORs) by alternative Risk Free Interest Rates (RFRs).

Pursuant to one of the practical expedients, an entity will treat contractual changes or changes to cash flows that are directly required by the reform as changes to a floating interest rate. That is, an entity recognizes the changes in interest rates as an adjustment of the effective interest rate without adjusting the carrying amount of the financial instrument. The use of this practical expedient is subject to the condition that the transition from IBOR to RFR takes place on an economically equivalent basis.

In addition, the Amendments permit changes required by the IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued, provided certain conditions are met. The Amendments also provide temporary relief from having to meet the “separately identifiable” requirement according to which a risk component must also be separately identifiable to be eligible for hedge accounting.

The Amendments include new disclosure requirements in connection with the expected effect of the reform on an entity’s financial statements, such as how the entity is managing the process to transition to the interest rate reform, the risks to which it is exposed due to the reform and quantitative information about IBOR-referenced financial instruments that are expected to change.

The Amendments are effective for annual periods beginning on or after January 1, 2021. The Amendments are to be applied retrospectively. However, restatement of comparative periods is not required. Early application is permitted.

The Company believes that the adoption of the Amendment will not have an effect on its financial statements.

b.	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“the Amendment”) regarding the criteria for determining the classification of liabilities as current or non-current. The Amendment replaces certain requirements for classifying liabilities as current or non-current. Thus for example, according to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the Amendment, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment is effective for reporting periods beginning on or after January 1, 2023 with earlier application being permitted. The Amendment is applicable retrospectively, including an amendment to comparative data.

The Company has not yet commenced examining the effects of applying the Amendment on the financial statements.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 4: - Disclusure of New Standards in the Period Prior to Their Adoption (Cont.)

c.	Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets

In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous (“the Amendment”). According to the Amendment, when assessing whether a contract is onerous, the costs of fulfilling a contract that should be taken into consideration are costs that relate directly to the contract, which include as follows:

- Incremental costs; and

- An allocation of other costs that relate directly to fulfilling a contract (such as depreciation expenses for fixed assets used in fulfilling that contract and other contracts).

The Amendment is effective retrospectively for annual periods beginning on or after January 1, 2022, in respect of contracts where the entity has not yet fulfilled all its obligations. Early application is permitted. Upon application of the Amendment, the entity will not restate comparative data, but will adjust the opening balance of retained earnings at the date of initial application, by the amount of the cumulative effect of the Amendment.

The Company has not yet commenced examining the effects of the Amendment on the financial statements.

d.	Amendment to IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, “Property, Plant and Equipment” (“the Amendment”) The Amendment annuls the requirement by which in the calculation of costs directly attributable to fixed assets, the net proceeds from selling certain items that were produced while the Company tested the functioning of the asset should be deducted (such as samples that were produced when testing the equipment). Instead, such proceeds shall be recognized in profit or loss according to the relevant standards and the cost of the sold items will be measured according to the measurement requirements of IAS 2, Inventories.

The Amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Amendment shall be applied on a retrospective basis, including an amendment of comparative data, only with respect to fixed asset items that have been brought to the location and condition required for them to operate in the manner intended by management subsequent to the earliest reporting period presented at the date of initial application of the Amendment. The cumulative effect of the Amendment will adjust the opening balance of retained earnings for the earliest reporting period presented.

The Company has not yet commenced examining the effects of the Amendment on the financial statements.

Note 5: - Cash and Cash Equivalents

	December 31,
	2020	2019
	U.S. Dollars in thousands

Cash and deposits for immediate withdrawal	$20,075	$25,559
Cash equivalents in USD deposits (1)	47,011	17,017
Cash equivalents in NIS deposits (2)	3,111	86
Total Cash and Cash Equivalents	$70,197	$42,662

(1)	The deposits bear interest of 0.21%-0.52% per year, as of December 31, 2020.
(2)	The deposits bear interest of 0.18% per year, as of December 31, 2020 and 0.02% per year, as of December 31, 2019.

Note 6: - Short-Term Investments

	December 31,
	2020	2019
	U.S. Dollars in thousands

Fair value through other comprehensive income	$-	$12,832
Bank deposits in USD (1)	39,069	18,413
Total Short-Term Investments	$39,069	$31,245

(1)	The deposits bear interest of 0.63%-0.89% and 2.5%-3.3% per year, as of December 31, 2020 and 2019, respectively.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 7: - Trade Receivables, Net

	December 31,
	2020	2019
	U.S. Dollars in thousands
Open accounts:
In NIS	$10,756	$8,357
In USD	11,219	14,920
	$21,975	$23,277
Checks receivable	133	-

	$22,108	$23,277
Less allowance for doubtful accounts(1)	-	(67)

Total Trade receivables, net	$22,108	$23,210

(1)	Allowance for doubtful accounts:

December 31, 2019	(67)
Provision for the year	67
December 31, 2020	-

An analysis of past due but not impaired trade receivables with reference to reporting date:

	Past due trade receivables with aging of
	Neither past due nor impaired	Up to 30 Days	31-60 Days	61-90 Days	91-120 Days	Over 121 days		Total
December 31, 2020	$20,389	$1,180	$7	$6	$-	$526	(1)	$22,108
December 31, 2019	$22,617	$469	$25	$33	$65	$68		$23,277

(1)	The amount was collected during January,2021.

Note 8: - Other Accounts Receivables

	December 31,
	2020	2019
	U.S. Dollars in thousands
Prepaid expenses	$2,105	$1,240
Inventory designated for R&D activities	1,026	-
Government authorities	735	1,838
Derivatives financial instruments mainly measured at fair value through other comprehensive income	448	15
Accrued income	202	101
Accrued interest	-	70
Other	8	8
Total Other Accounts Receivables	$4,524	$3,272

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 9: - Inventories

	December 31,
	2020	2019
	U.S. Dollars in thousands
Finished products	$13,459	$12,016
Purchased products	6,751	10,412
Work in progress	8,389	9,043
Raw materials	13,417	11,702
Total Inventories	$42,016	$43,173

(1)	During the years 2020, 2019 and 2018, the Company recognized, at cost of revenues, as impairment for inventories carried at net realizable value totaled of $1,482 thousands, $334 thousands and $61 thousands, respectively.

Note 10: - Property, Plant And Equipment

a.	Composition and movement:

2020

	Land and Buildings (1)	Machinery and Equipment (1)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements	Total
	U.S. Dollars in thousands
Cost

Balance at January 1, 2020	$32,714	$28,198	$85	$7,218	$1,139	$69,354
Additions	944	3,175	-	894	-	5,013
Sale and write-off	-	(74)	(54)		-	(128)

Balance as of December 31, 2020	33,658	31,299	31	8,112	1,139	74,239

Accumulated Depreciation

Balance as of January 1, 2020	18,639	20,524	70	5,267	304	44,804
Depreciation	1,410	1,660	4	694	116	3,884
Sale and write-off	-	(74)	(54)	-	-	(128)

Balance as of December 31, 2020	20,049	22,110	20	5,961	420	48,560

Depreciated cost as of December 31, 2020	$13,609	$9,189	$11	$2,151	$719	$25,679

(1)	Including labor costs charged in 2020 to the cost of facilities, machinery and equipment in the amount of $746 thousands.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 10: - Property, Plant And Equipment (Cont.)

2019

	Land and Buildings (1)	Machinery and Equipment (1)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements	Total
	U.S. Dollars in thousands
Cost

Balance at January 1, 2019	$31,613	$27,044	$85	$6,910	$1,125	$66,776
Additions	1,101	1,302	-	699	14	3,116
Sale and write-off	-	(148)	-	(391)	-	(539)

Balance as of December 31, 2019	32,714	28,198	85	7,218	1,139	69,354

Accumulated Depreciation

Balance as of January 1, 2019(*)	17,407	19,090	65	5,022	189	41,773
Depreciation and impairment	1,232	1,575	5	636	115	3,563
Sale and write-off	-	(141)	-	(391)	-	(532)

Balance as of December 31, 2019	18,639	20,524	70	5,267	304	44,804

Depreciated cost as of December 31, 2019	$14,075	$7,674	$15	1,951	$835	$24,550

(1)	Including labor costs charged in 2019 to the cost of facilities, machinery and equipment in the amount of $493 thousands.

b.	As for liens, refer to Note 18.

c.	Leasing rights of land from the Israel land administration.

	December 31,
	2020	2019
	U.S. Dollars in thousands

Under finance lease	$980	$992

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 11: - Other Long Term Assets

	December 31,
	2020	2019
	U.S. Dollars in thousands

Distribution right (1)	1,492	298
Long term pre-paid expenses	81	54
Total Other Long Term Assets	$1,573	$352

(1)	During 2019 and 2020 the Company entered into agreements for the distribution right of certain therapeutic products to be distributed in Israel, subject to Israeli Ministry of Health (“IL MOH”) marketing approval. Pursuant to the agreements, the Company was required to make certain upfront and milestone payments. These payments are accounted for as long term assets through obtaining IL MOH marketing authorization and it will be amortized during the product’s economic useful life. As of December 31, 2020 no amortization was recorded.

Note 12: - Trade Payables

	December 31,
	2020	2019
	U.S. Dollars in thousands

Open debts mainly in USD	$3,523	$7,847
Open debts in EUR	5,413	11,426
Open debts in NIS	7,174	5,557
Total Trade Payables	$16,110	$24,830

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 13: - Other Accounts Payables

a.	Composition:

	December 31,
	2020	2019
	U.S. Dollars in thousands

Employees and payroll accruals	$7,031	$5,669
Government grants (b)	222	-
Accrued Expenses and Others	294	142

Total Other Accounts Payables	$7,547	$5,811

b.	Government grants:

December 31,
2020
U.S. Dollars in thousands

Presented in the statement of financial position and Profit or Loss and Other Comprehensive Income:

Current Assets	$184
Current liability	222
Royalties paid during the year	-
Expense (income) carried to profit or loss	(279)

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 14: - Loans and Leases

a.	Bank loans

	December 31,
	2020	2019
	U.S. Dollars in thousands

Bank loans	274	746
Less current maturities of bank loans	238	489
Total Long term bank loans	$36	$257

Bank loans

The bank loans are payable over 60 equal monthly installments. The loans bear fixed interest rate in the range of 3.15% -3.55%. No new bank loans received in 2020. See Note 18 regarding pledge information related to the bank loans.

b.	Leases

The Company applies IFRS 16, Leases, as from January 1, 2019. The Company has lease agreements with respect to the following items:

1.	Office and storage spaces:

The Company has engaged in lease agreements for office and storage spaces for total of 10 years which includes lease extension for three year that will expire in 2026.

2.	Vehicles:

The Company leases vehicles for the use of certain of its employees. The lease term is mainly for three-year periods from several different leasing companies.

3.	Office equipment (i.e. printing and photocopying machines):

The Company leases office equipment (i.e. printing and photocopying machines) for five year periods.

Right-of-use assets composition and Changes in leas liabilities

2020

	Right-of-use-assets
	Rented Offices	Vehicles	Computers, Software, Equipment and Office Furniture	Total	Lease Liabilities(1)
	U.S Dollars in thousands
As of January 1, 2020	$3,033	$963	$26	$4,022	$5,001
Additions to right -of -use assets		539		539	539
Write-off		(110)		(110)	(112)
Depreciation expense	(434)	(571)	(6)	(1,011)
Exchange rate differences					343
Repayment of lease liabilities					(1,106)
As of December 31, 2020	$2,599	$821	$20	$3,440	$4,665

(1)	The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liability was in the range of 1.96%-4.6% evaluated based on credit risk, terms of the leases and other economic variables.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 14: - Loans and Leases (Cont.)

2019

	Right-of-use-assets
	Rented Offices	Vehicles	Computers, Software, Equipment and Office Furniture	Total	Lease Liabilities(2)
	U.S Dollars in thousands
As of January 1, 2019(1)	$3,466	$663	$32	$4,161	$4,855
Additions to right -of -use assets	-	874		874	870
Write-off	-	(57)		(57)	(60)
Depreciation expense	(433)	(517)	(6)	(956)	-
Exchange rate differences	-	-		-	406
Repayment of lease liabilities	-	-		-	(1,070)
As of December 31, 2019	$3,033	$963	$26	$4,022	$5,001

(1)	Following the initial application of IFRS 16, on January 1, 2019, the Company recorded operating lease commitment classified as a lease liability at the amount of $4,717 thousands with respect to office and storage spaces, vehicles and certain office equipment (i.e. printing and photocopying machines) at the amount of $4,022, $663 and $32 thousands, respectively.

(2)	The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liability was in the range of 3.06%-4.6% evaluated based on credit risk, terms of the leases and other economic variables.

Below is the Consolidated Statements of Profit or Loss and Other Comprehensive Income impact for the year ended December 31, 2020 and December 31, 2019

	Expense decrease (increase) For the year ended on December 31,
	2020	2019
	U.S Dollars in thousands
Operating lease expense	$1,272	$1,182
Depreciation of right of use assets	(1,011)	(956)
Operating income	261	226

Finance expense	(192)	(212)
Net Income (loss)	$69	$14

Maturity analysis of the Company’s lease liabilities (including interest) :

December 31, 2020

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total
Lease liabilities (including interest)	$1,238	$1,002	$806	$1,436	748	$5,230

December 31, 2019

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total
Lease liabilities (including interest)	$1,198	$1,000	$797	$1,352	1,364	$5,711

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

Note 15: - Financial Instruments

a.	Classification of financial assets and liabilities

The financial assets liabilities in the balance sheet are classified by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2020	2019
	U.S. Dollars in thousands
Financial assets

Financial assets at fair value through profit or loss:
Foreign exchange forward contracts	$-	$2

Financial assets at fair value through other comprehensive income:
Cash flow hedges	457	13
Marketable debt securities	-	12,832
Financial assets at cost:
Cash and cash equivalent	70,197	42,662
Short term bank deposits	39,069	18,413
Total assets measured at fair value through other comprehensive income	$109,723	$73,920

Total financial assets	$109,723	$73,922

Financial liabilities

Financial assets at fair value through profit or loss:

Foreign exchange forward contracts	$9	$-

Financial liabilities measured at amortized cost:

Bank loans	274	746
Leases	4,665	5,001
Total Financial liabilities measured at amortized cost:	$4,939	$5,747

Total financial and lease liabilities	$4,948	$5,747

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (Cont.)

b.	Financial risk factors

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

As of December 31, 2020 and 2019, the Company has a position in financial derivatives intended to hedge changes in the exchange rate of the USD vs. the NIS and the EUR (see also Note 15f. below).

b)	Price risk

As of December 31, 2020 the company divested all its investments in debt securities (corporate and government) consequently the Company do not expose to price risk. As of December 31, 2019, the Company has financial instruments, classified as financial assets measured at fair value through other comprehensive income for which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price.

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

The Company’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2020 and 2019 is the carrying amount of trade receivables.

c)	Foreign currency derivative contracts:

The Company is exposed to foreign currency exchange movements, primarily in USD vs. NIS and EUR. Consequently, it enters into various foreign currency exchange contracts with major financial institutions (see also Note 15f. below).

3.	Liquidity risk

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

December 31, 2020

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total

Trade payables	$16,110					$16,110
Other accounts payables	7,547					7,547
bank loans (including interest)	244	37				281
Lease liabilities (including interest)	1,238	1,002	806	1,436	748	5,230

	$25,139	$1,039	$806	$1,436	$748	$29,168

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (Cont.)

December 31, 2019

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total

Trade payables	$24,830	-	-	-	-	$24,830
Other accounts payables	5,811	-	-	-	-	5,811
bank loans (including interest)	506	227	34	-	-	767
Lease liabilities (including interest)	1,198	1,000	797	1,352	1,364	5,711

	$32,345	$1,227	$831	$1,352	$1,364	$37,119

Changes in liabilities arising from financing activities

	January 1, 2020	Payments	Foreign exchange movement	New loans and leases	Write off	December 31, 2020
	U.S. Dollars in thousands

Bank loans	$746	(492)	20	-	-	$274
Leases	5,001	(1,103)	340	539	(112)	4,665
Total	$5,747	$(1,595)	$360	$539	$(112)	$4,939

c.	Fair value

The following table demonstrates the carrying amount and fair value of the financial assets and liabilities presented in the financial statements not at fair value:

	Carrying Amount		Fair Value
	December 31,		December 31,
	2020	2019	2020	2019
	U.S. Dollars in thousands

Financial liabilities
Bank loans	274	746	278	754
Leases	4,665	5,001	4,935	5,583
Total Financial liabilities	$4,939	$5,747	$5,213	$6,337

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (Cont.)

d.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value:

Financial assets (liabilities) measured at fair value:	Level 1	Level 2
	U.S. Dollars in thousands

December 31, 2020
Derivatives instruments	-	448

	$-	$448

	Level 1	Level 2
	U.S. Dollars in thousands

December 31, 2019
Debt securities (corporate and government) measured fair value through other comprehensive income	$4,289	8,543
Derivatives instruments	-	15
	$4,289	$8,558

During 2020 and 2019 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (Cont.)

	December 31,
	2020	2019
	U.S. Dollars in thousands

Sensitivity test to changes in market price of listed Securities
Gain (loss) from change:
5% increase in market price	$-	$642
5% decrease in market price	$-	$(642)

Sensitivity test to changes in foreign currency:
Gain (loss) from change:
5% increase in NIS	$(203)	$(24)
5% decrease in NIS	$203	$24
5% increase in Euro	$(253)	$(552)
5% decrease in Euro	$253	$552

e.	Linkage terms of financial liabilities by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2020	2019
	U.S. Dollars in thousands

In NIS:
Bank loans measured at amortized cost	$274	$746
Leases measured at amortized cost	4,665	4,973

	$4,939	$5,719
In USD:
Leases measured at amortized cost	$-	$28

f.	Derivatives and hedging:

Derivatives instruments not designated as hedging

The Company has foreign currency forward contracts designed to protect it from exposure to fluctuations in exchange rates, mainly of NIS and EUR, in respect of its trade receivables, trade payables and inventory. Foreign currency forward contracts are not designated as cash flow hedges, fair value or net investment in a foreign operation. These derivatives are not considered as hedge accounting. As of December 31, 2020 the fair value of the derivative instruments not designated as hedging was financial liabilities of $9 thousands. The open transactions for those derivatives were in an amount of $5,617 thousands.

Cash flow hedges:

As of December 31, 2020, the Company held NIS/USD hedging contracts (cylinder contracts) designated as hedges of expected future salaries expenses and for expected future purchases from Israeli suppliers.

The main terms of these positions were set to match the terms of the hedged items. As of December 31, 2020 the fair value of the derivative instruments designated as hedge accounting was an asset of $457 thousands. The open transactions for those derivatives were in an amount of $310 thousands.

Cash flow hedges of the expected salaries and suppliers expenses in December 31, 2020 was estimated as effective and accordingly a net unrecognized income was recorded in other comprehensive income in the amount of $348 thousands net. The ineffective portion were allocated to finance expense.

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

The Company’s agreements with part of its employees are in accordance with section 14 of the Israeli Severance Pay Law. Contributions made by the Company in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. The expenses for the defined benefit deposit in 2020, 2019 and 2018 were $1,299 thousands, $1,102 thousands and $992 thousands, respectively.

2.	Defined benefit plans:

The Company accounts for the payment of compensation as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in a long-term employee benefit fund and in qualifying insurance policies.

3.	Expenses recognized in comprehensive income (loss):

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars in thousands

Current service cost	$264	$282	$292
Interest expenses, net	22	24	25
Current service cost (income) due to the transfer of real yield from the compensation component to the royalties’ component in executive insurance policies before 2004	1	(1)	3
Total employee benefit expenses	287	305	320

Actual return on plan assets	$35	$158	$171

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Employee Benefit Liabilities, NET (Cont.)

The expenses are presented in the Statement of Comprehensive income (loss) as follows

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars in thousands

Cost of revenues	$195	$201	$175
Research and development	45	62	50
Selling and marketing	22	16	75
General and administrative	25	26	20

	$287	$305	$320

4.	The plan liabilities, net:

	December 31,
	2020	2019
	U.S. Dollars in thousands

Defined benefit obligation	$5,606	$5,058
Fair value of plan assets	4,200	(3,789)
Total liabilities, net	$1,406	$1,269

5.	Changes in the present value of defined benefit obligation

	2020	2019
	U.S. Dollars in thousands

Balance at January 1,	$5,058	$4,987
Interest costs	84	133
Current service cost	264	282
Benefits paid	(102)	(1,180)
Demographic assumptions	(3)	40)
Financial assumptions	(124)	292
Past Experience	33	108
Currency Exchange	396	396
Balance at December 31,	$5,606	$5,058

6.	Plan assets

a)	Plan assets

Plan assets comprise assets held by long-term employee benefit funds and qualifying insurance policies.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Employee Benefit Liabilities, NET (Cont.)

b)	Changes in the fair value of plan assets

	2020	2019
	U.S. Dollars in thousands

Balance at January 1,	$3,789	$4,200
Expected return	61	108
Contributions by employer	187	179
Benefits paid	(102)	(1,081)
Demographic assumptions	0	(4)
Financial assumptions	0	(2)
Past Experience	(28)	58
Current service cost due to the transfer of real yield from the compensation component to the royalties component in executive insurance policies before 2004	(1)	1
Currency exchange	294	330
Balance at December 31,	$4,200	$3,789

7.	The principal assumptions underlying the defined benefit plan

	2020	2019	2018
	%

Discount rate of the plan liability	1.8	2.79	2.02
Future salary increases	3.0	3.1	3.6

The sensitivity analyses below have been determined based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period.

In the event that the discount rate would be one percent higher or lower, and all other assumptions were held constant, the defined benefit obligation would decrease by $302 thousands or increase by $356 thousands, respectively.

In the event that the expected salary growth would increase or decrease by one percent, and all other assumptions were held constant, the defined benefit obligation would increase by $343 thousands or decrease by $281 thousands, respectively.

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

As of December 31, 2020, the Company received a total of $40.0 million on account of the agreed upfront and milestone payments from Takeda pursuant to the Distribution and License Agreements as amended. Prior to the October 2016 amendment of the Distribution Agreement, the net proceeds on account of the upfront the milestone payments received were recorded as deferred revenues and were recognized as revenues based on the actual sales of Glassia on a pro-rata basis. Following October 2016, the balance of the deferred revenues was recognized on a straight - line basis according to Takeda’s updated minimum purchase commitment through December 31, 2018, which was the term of the supply commitment period prior to the October 2016 amendment. Non- refundable revenues due to the achievement of milestones are recognized upon reaching the milestone. The Company is entitled to the remaining unpaid balance of the millstone payment totaling $5.0 million which will be paid upon the achievement of such milestone.

Between 2013 and 2019, the parties amended the License Agreement and the Distribution Agreement to extend the supply of Glassia by the Company to Takeda and increase Takeda’s minimum purchase commitment. Pursuant to the recent amendment of the Distribution Agreement entered into during August 2019, the maximum commitment by the Company to manufacture and sale Glassia to Takeda and the minimum commitment of Takeda to acquire Glassia manufactured by the Company is currently extended through the end of 2021. Based on the agreement, the Company estimates that the total revenues from sales of Glassia to Takeda for the year 2021 will be $25 million. See note 22a for information regarding 2020 revenues from sales to Takeda.

Takeda will complete the technology transfer of Glassia, and pending FDA approval, will initiate, during 2021 its own production of Glassia for distribution in the U.S. market as well as Territory. Accordingly, following the transition of manufacturing to Takeda, the Company will terminate the manufacturing and sale of Glassia to Takeda resulting in a significant reduction in revenues. Upon initiation of sales of Glassia manufactured by Takeda, Takeda will pay the Company the Royalty Payments as defined above.

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

b.	In November 2006, the Company entered into an agreement with PARI GmbH (“PARI”) in connection with a supply by the third party of a certain medical devise required for the development of the Company’s Inhaled AAT product. Pursuant to the agreement, the Company was licensed to use developments made by PARI. Furthermore, PARI will provide the Company certain quantities of devices for carrying out clinical trials, free of charge. In the event that the development is successful and the underlining product obtains required marketing authorization, the Company will pay PARI royalties based on sales of the devices through the later of the device patents expiration period or 15 years from the first commercial sale of the Company’s the Inhaled AAT product.

On expiration of the royalty period, the license will become non-exclusive and the Company shall be entitled to use the rights granted to it pursuant to the agreement without paying royalties or any other compensation. In addition, and according to a mechanism set in the agreement, PARI would be required to pay royalties to the Company of the total net sales of the device exceeding a certain amount, through the later of the device patents expiration period or 15 years from the first commercial sale of the Company’s Inhaled AAT product.

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

In May 2019, the Company signed a Clinical Study Supply Agreement (“CSSA”) with PARI for the supply of the required quantities of controller kits and the web portal associated with PARI’s device required for Company’s continued clinical trials with respect the its Inhaled AAT product. The CSSA is a supplement agreement to the agreement and will expire upon the expiration or termination of the agreement.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: - Contingent Liabilities and Commitments (Cont.)

c.	In July 2011, the Company entered into a strategic collaboration agreement with Kedrion Biopharma for clinical development, marketing, distribution and sales in the United States of the Company’s rabies immune globulin (Human) under the trade name KedRab. The product, is manufactured and marketed by the Company in other countries under a different trade name KamRab. The Company obtained U.S marketing approval from the FDA for KedRab in August 2017, and commercial launch of the product in the US was initiated in the beginning of 2018.

In October 2016 the parties entered into an amendment to the agreement pursuant to which the parties agreed to conduct a required post-marketing-commitment clinical study which was initiated in March 2017 and finalized during 2020. The cost of the study was equally shared between the parties.

In April 2020, the Company entered into a binding term sheet with Kedrion for the co-development, manufacturing and distribution of a human plasma-derived Anti-SARS-CoV-2  polyclonal immunoglobulin (IgG) product as a potential treatment for COVID-19 patients. The plasma-derived Anti-SARS-CoV-2 IgG product will be developed and manufactured utilizing the Company’s proprietary IgG platform technology. Pursuant to the agreed terms, Kedrion will provide plasma, collected at its KEDPLASMA centers, from donors who have recovered from the virus and, upon receipt of regulatory approvals, will be responsible for commercialization of the product in the U.S., Europe, Australia, South Korea, United Kingdom, Switzerland and Norway. The Company is responsible for product development, manufacturing, clinical development, with Kedrion’s support, and regulatory submissions. The Company will also assume distribution responsibility in all territories outside of those Kedrion is responsible for.  Marketing rights for the product in China will be shared by the parties.  The binding term sheet shall remain in full force and effect until the definitive agreements are executed by the parties, or at the latest until June 30, 2021, unless early terminated by mutual agreement of the parties.

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

As of December 31, 2020, the Company recognized an asset in respect of costs of fulfilling contract on the amount of $ 2,059 thousands. No amortization or impairment losses was recognized.

As of December 31, 2020, the Company recognized unearned amounts received in which not yet recognized as revenues.

f.	In December 2019, the Company entered into an agreement with Alvotech, a global biopharmaceutical company, to commercialize Alvotech’s portfolio of six biosimilar product candidates in Israel, upon receipt of regulatory approval from the Israeli Ministry of Health (“IMOH”). Pursuant to the agreement the Company is obligated to pay Alvotech certain milestone payments to Alvotech, in advance of the launch of the six biosimilar in Israel.

Note 18: - Guarantees and Charges

a.	The Company provided a bank guarantees in the amount of $ 272 thousands in favor of the Lessor of its leased office facility in Rehovot, Israel, and for other obligation, as guarantee for meeting its obligations under the lease agreement.

b.	The Company pledged specific purchased assets as collateral against loans, in the original amount of NIS 7,585 thousand ($ 2,362 thousand) received to fund the purchase of such assets.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 19: - Equity

a.	share capital

	December 31, 2020		December 31, 2019
	Authorized	Outstanding	Authorized	Outstanding
Ordinary shares of NIS 1 par value	70,000,000	44,742,963	70,000,000	40,353,101

b.	Movement in share capital:

Issued and outstanding share capital:

Number of
shares

Balance as of January 1, 2019	40,295,078

Issue of shares	-
Exercise of options into shares	13,133
Exercise of restricted shares	44,890
Balance as of December 31, 2019	40,353,101

Issue of shares	4,166,667
Exercise of options into shares	164,867
Exercise of restricted shares	58,328

Balance as of December 31, 2020	44,742,963

Ordinary shares of NIS 1 par value

c.	Rights attached to Shares

Voting rights at the shareholders general meeting, rights to dividend, rights in case of liquidation of the Company and rights to nominate directors.

d.	Share options and restricted shares share units

During 2020 and 2019, 449,093 and 67,470 share options, respectively, were exercised, on a net exercise basis, into 164,867 and 13,133 ordinary shares of NIS 1 par value each and 58,328 and 44,892 restricted share units were vested for total consideration of $17 thousand and $16 thousands, respectively.

For additional information regarding options and restricted shares granted to employees and management in 2020, refer to Note 20 below.

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

Pursuant to the 2011 Plan, granted share options and RS generally vest over a four-year period following the date of the grant in 13 installments: 25% of the options vest on the first anniversary of the grant date and 6.25% options vest at the end of each quarter thereafter. As of 2020 granted share options and RS are vest over fore equal annual installments of 25% of the granted options.

a.	Expense recognized in the financial statements

The share-based compensation expense that was recognized for services received from employees and Board of Directors members is presented in the following table:

	For the Year Ended December 31
	2020	2019	2018
	U.S. Dollar in thousands
Cost of revenues	$244	$364	$401
Research and development	184	254	224
Selling and marketing	39	63	51
General and administrative	510	482	272
Total share-based compensation	$977	$1,163	$948

b.	Share options granted to the Company’s Chief Executive Officer (“CEO”)

On March 25, 2020, the Company’s shareholders approved the grant of options to purchase 90,000 Ordinary Shares of the Company at an exercise price of NIS 21.34 per share and 30,000 RS to the Company’s CEO. The fair value of the options and of the RSs was estimated based on the binomial option valuation model, was $166 thousands and $167 thousands, respectively.

c.	Share options and Restricted shares granted to Employees and Management

1.	On August 11, 2020, the Company’s Board of directors approved the grant of options to purchase 70,000 Ordinary Shares of the Company at an exercise price of NIS 29.41-29.68 per share to one members of the Company’s management and other employees. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $220 thousands.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: - Share-Based Payment (Cont.)

d.	Share options granted to members of the Board of Directors

On March 25, 2020, the Company’s shareholders approved the grant of options to purchase 212,000 Ordinary Shares of the Company at an exercise price of NIS 23.67 per share to the Company’s Board of Directors members. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $356 thousands.

On December 10, 2020, the Company’s shareholders approved the grant of options to purchase 10,000 Ordinary Shares of the Company at an exercise price of NIS 29.41 per share to the Company’s Board of Directors member. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $20 thousands.

e.	Change of Awards during the Year

The following table lists the number of share options, the weighted average exercise prices of share options and changes in share options grants during the year:

	2020		2019		2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In NIS		In NIS		In NIS

Outstanding at beginning of year	2,336,554	27.87	2,445,597	29.99	2,572,372	32.47
Granted	382,000	24.36	443,800	20.64	617,825	19.02
Exercised	(449,093)	18.49	(67,470)	32.30	(53,584)	15.77
Forfeited	(608,503)	51.68	(485,373)	16.98	(691,016)	30.51

Outstanding at end of year	1,660,958	20.38	2,336,554	27.87	2,445,597	29.99
Exercisable at end of year	799,640	18.97	1,412,023	33.17	1,406,048	38.02
The weighted average remaining contractual life for the share options		4.18		3.39		3.63

The range of exercise prices for share options outstanding as of December 31, 2020 and 2019 were NIS 14.82- NIS 29.68. Exercise is by cashless method.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: - Share-Based Payment (Cont.)

f.	The following table lists the number of RSs and changes in RSs grants during the year:

	Number of RSs
	2020	2019	2018

Outstanding at beginning of year	145,896	139,706	76,512
Granted	30,000	69,725	96,308
End of restriction period	(58,328)	(18,643)	(23,572)
Forfeited	(13,049)	(44,892)	(9,542)

Outstanding at end of year	104,519	145,896	139,706
The weighted average remaining contractual life for the restricted share	4.39	2.78	3.21

g.	Measurement of the fair value of share options:

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options since the options were granted to employees and Board of Directors members.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan:

	2020	2019	2018
Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	30-55	23-41	25-39
Risk-free interest rate (%)	0.01 – 0.58	0.3 – 1.7	0.2-2.0
Contractual term of up to (years)	6.5	6.5	6.5
Exercise multiple	2	2	2
Weighted average share prices (NIS)	20.28-28.98	19.17-19.65	18.49-21.17
Expected average forfeiture rate (%)	1.9-5.9	2-6	1-5

Note 21: - Taxes on Income

a.	Tax laws applicable to the Company

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

The Israeli corporate income tax rate was 23% since 2018.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Taxes on Income (Cont.)

c.	Tax assessments

The Company has finalized tax assessments through the end of tax year 2015.

d.	Carry forward losses for tax purposes and other temporary differences

As of December 31, 2020, the Company has carried forward losses and other temporary differences in the amount of $ 27,314 thousands. Final tax assessments for the years 2016 onwards could have an impact on the balance of carry forward tax losses for which deferred tax asset was not recognized. As of December 31, 2020, The Company did not record deferred tax asset for the remaining carry forward losses due to estimation that their utilization in the foreseeable future is not probable.

e.	Uncertain tax positions

The Company analyzed uncertainty involving income taxes on its financial statements and whether it has any potential impact on the financial statements. As of December 31, 2020 and 2019, the application of IFRIC 23 did not have a material effect on the financial statements.

f.	Deferred taxes:

The Company initially recorded deferred tax assets for carry forward losses and other temporary differences, as their utilization in the foreseeable future is estimated to be probable. As of December 31, 2020, The Company did not record deferred tax asset for the remaining carry forward losses due to estimation that their utilization in the foreseeable future is not probable. Below is the roll forward for deferred taxes:

Total
U.S Dollars in thousands

Balance at January 1, 2020	$1,311
Amount carried to profit and loss	(1,330)
Amount carried to other comprehensive income	19

Balance as of December 31, 2020	$-

Deferred tax liabilities have not been recognized for the immaterial temporary differences associated with investments in subsidiaries because the disposal of these subsidiaries in the foreseeable future is not probable and because distributions of dividends by these companies are not subject to tax.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Taxes on Income (Cont.)

g.	Composition:

	Statements of financial position		Statements of profit or loss
	December 31,		Year ended December 31,
	2020	2019	2020	2019	2018
	U.S Dollars in thousands
Deferred tax liabilities:

Financial assets measured at fair value through other comprehensive income	-	(32)
Revaluation of derivatives	-	(4)

Deferred tax assets:

Carryforward tax losses	-	1,330	(1,330)	(726)	(1,944)
Employee benefits	-	25

Deferred tax income (expenses)			(1,330)	(726)	(1,944)

Deferred tax assets, net	$-	$1,311

The deferred taxes are reflected in the statement of financial position as follows:

	December 31,
	2020	2019
	NIS in thousands

Non-current assets	$-	$1,311

h.	Taxes on income

	Year ended December 31,
	2020	2019	2018
	U.S. Dollars in thousands
Current taxes	$95	$-	$-
Deferred tax expenses (income)	1,330	726	(1,944)
Taxes in respect of prior years		4	(11)

Taxes on income	$1,425	$730	$(1,955)

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Taxes on Income (Cont.)

i.	Theoretical tax

The table below represent the reconciliation between the statutory tax rate and the effective tax rate as recorded in profit or loss

Year ended December 31,
2020
U.S. Dollars in thousands
Gain before taxes on income	$18,565
Statutory tax rate	23%
Tax calculated using the statutory tax rate	4,270

Increase (decrease) in taxes resulting from permanent differences - the tax effect:

Adjustment of deferred tax balances following a change in tax rates
Taxable income with preferred income tax rates by virtue of the Encouragement Law	(3,082)
Tax exempt income, income subject to special tax rates and nondeductible expenses and other	(303)
Difference between measurement basis of income/expenses for tax purposes and measurement basis of income/expenses for financial reporting purposes	441
Prior year taxes	-
Other	99

Tax on income	$1,425
Effective tax rate	7.7%

Year ended December 31,
2019
U.S. Dollars in thousands
Gain before taxes on income	$22,981
Statutory tax rate	23%
Tax calculated using the statutory tax rate	5,286

Adjustment of deferred tax balances following a change in tax rates	(356)
Taxable income with preferred income tax rates by virtue of the Encouragement Law	(3,747)
Tax exempt income, income subject to special tax rates and nondeductible expenses and other	(105)
Increase in unrecognized tax losses in the year	(352)
Prior year taxes	4

Tax on income	$730
Effective tax rate	3.2%

Year ended December 31,
2018
U.S. Dollars in thousands
Gain before taxes on income	$20,341
Statutory tax rate	23%
Tax calculated using the statutory tax rate	4,678

Increase (decrease) in taxes resulting from permanent differences - the tax effect:

Carry-forward tax losses utilization for which no deferred taxes were provided, net	(4,678)
Temporary differences for which deferred taxes are initially recognized	(1,944)
Prior year taxes	(11)
Tax on income	$(1,955)
Effective tax rate	9.6%

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Supplementary Information to the Statements of Profit and Loss

a.	Additional information about revenues

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars in thousands

Revenues from major customers each of whom amount to 10% or more, of total revenues
Customer A(1)	$65,081	$68,138	$63,338
Customer B	18,290	16,369	11,779
Customer C	13,793	14,454	-

	$97,163	$98,961	$75,567

(1)	For additional information regarding the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied, refer to note 17a.

b.	Revenues based on the location of the customers, are as follows:

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars in thousands

U.S.A and North America	$84,949	$84,572	$75,331
Israel	36,144	31,959	28,093
Europe	4,461	4,701	3,594
Latin America	6,867	3,792	3,994
Asia	766	2,067	3,336
Others	59	96	121
Total Revenue	$133,246	$127,187	$114,469

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Supplementary Information to the Statements of Profit and Loss (Cont.)

c.	Cost of goods sold

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars in thousands

Cost of materials	$54,745	$69,766	$56,156
Salary and related expenses	17,957	16,941	15,290
Subcontractors	4,876	4,451	3,633
Depreciation and amortization	3,248	2,991	2,859
Energy	1,626	1,551	1,426
Other manufacturing expenses	575	712	566

	83,027	96,412	79,930
Decrease (increase) in inventories	2,667	(18,962)	(6,933)
Total Cost of goods sold	$85,694	$77,450	$72,997

d.	Research and development

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars in thousands

Salary and related expenses	$6,045	$5,897	$5,925
Subcontractors	4,794	5,196	2,275
Materials and allocation of facility costs	1,682	966	1,131
Depreciation and amortization	725	663	159
Others	363	337	257

Total Research and development	$13,609	$13,059	$9,747

For additional information regarding government grant refer to Note 13(b)

e.	Selling and marketing

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars in thousands

Salary and related expenses	$1,639	1,467	1,647
Marketing support	144	103	121
Packing, shipping and delivery	750	504	477
Marketing and advertising	586	788	424
Registration and marketing fees	934	917	470
Others	465	591	491

Total Selling and marketing	$4,518	$4,370	$3,630

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Supplementary Information to the Statements of Profit and Loss (Cont.)

f.	General and administrative

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars in thousands

Salary and related expenses	$3,870	$3,475	3,085
Employees welfare	978	1,296	1,151
Professional fees and public company expense	3,055	2,162	2,012
Depreciation, amortization and impairment	779	717	686
Communication and software services	924	799	675
Others	533	745	916

Total General and administrative	$10,139	$9,194	$8,525

g.	Financial expense(income)

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars in thousands

Financial income
Interest income and gains from marketable securities	$1,027	$1,146	$830

Financial expense
Fees and interest paid to financial institutions	266	293	172

Financial income and (expense)
Derivatives instruments measured at fair value	(1,097)	(512)	504
Translation differences of financial assets and liabilities	(438)	(139)	98
Bond securities measured at fair value	102	(5)	(178)

Total Financial expense(income)	$(672)	$197	$1,082

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 23: - Income (loss) Per Share

a.	Details of the number of shares and income (loss) used in the computation of income (loss) per share

	Year Ended December 31,
	2020		2019		2018
	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Loss Attributed to equity holders of the Company
		U.S. Dollars in thousands		U.S. Dollars in thousands		U.S. Dollars in thousands
For the computation of basic income (loss)	44,140,771	$17,140	40,320,888	$22,251	40,275,374	$22,296
Effect of potential dilutive ordinary shares	449,107	-	260,739	-	170,043	-

For the computation of diluted income (loss)	44,589,878	$17,140	40,581,627	$22,251	40,445,417	$22,296

b.	The computation of the diluted income per share for the years ending December 31, 2020, 2019 and 2018 took into account the options and RSs due to their dilutive effect.

Note 24: - Operating Segments

a.	General

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 24: - Operating Segments (Cont.)

b.	Reporting on operating segments

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousands

Year Ended December 31, 2020
Revenues	$100,916	$32,330	$133,246
Gross profit	$43,166	$4,386	$47,552
Unallocated corporate expenses			(28,315)
Finance income, net			(672)

Income before taxes on income			$18,565

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands

Year Ended December 31, 2019
Revenues	$97,696	$29,491	$127,187
Gross profit	$45,271	$4,466	$49,737
Unallocated corporate expenses			(26,953)
Finance income, net			197

Income before taxes on income			$22,981

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousand

Year Ended December 31, 2018
Revenues	$90,784	$23,685	$114,469
Gross profit	$37,988	$3,484	$41,472
Unallocated corporate expenses			(22,213)
Finance expense, net			1,082

Loss before taxes on income			$20,341

Note 25: - Balances and Transactions with Related Parties

a.	Balances with related parties

	December 31, 2020	December 31, 2019
	U.S. Dollars in thousands

Other accounts payables	$129	$151
Trade receivable	$1,429	$-

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 25: - Balances and Transactions with Related Parties (Cont.)

b.	Transactions with employed/directors that accounts as related parties

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars in thousands

Salary and related expenses to those employed by the Company or on its behalf	$-	$311	$352

Remuneration of directors not employed by the Company or on its behalf	$506	$363	$366

Number of People to whom the Salary and remuneration Refer:

Related and related parties employed by the Company or on its behalf	-	2	2
Directors not employed by the Company	9	7	8

Total Directors employed and not employed by the Company	9	9	10

c.	Transactions with key executive personnel (including non-related parties)

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars in thousands

Short-term benefits	$3,237	$3,157	$2,766
Share-based payment	457	506	285
Total	$3,694	$3,663	$3,051

d.	Transactions with related parties

	Year Ended December 31,
	2020	2019	2018
	U.S. Dollars in thousands
Revenues	$3,899	$2,566	$3,529
Cost of Goods Sold	$255	$13	$-
Selling and marketing expenses	$0	$257	$313
General and administrative expenses	$522	$447	$408

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 25: - Balances and Transactions with Related Parties (Cont.)

e.	Terms of Transactions with Related Parties

Sales to related parties are conducted at market prices. Open account that have yet to be repaid by the end of the year by a related party bear no interest and their settlement will be in cash and certain balances are guaranteed by letter of credit. For the years ended December 31, 2020, 2019 and 2018, the Company recorded no allowance for doubtful accounts for trade receivable from related parties.

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

In May 2020 the Company and Tuteur entered into new agreement pursuant to which Tuteur serves as the exclusive distributor of GLASSIA and KamRho(D) IM and IV in Argentina, Paraguay, Bolivia and Uruguay. The agreement includes minimum annual purchase commitments by Tuteur for an initial 12 month period, with respect to sales of any products in territories where registration has been completed, commencing as of the effective date of the agreement and with respect to sale of any products in the other territories, commencing the first year following the registration of any such product in the applicable territory.

2.	On July 29, 2015 the Company entered into a distribution agreement with Khairi S.A. (“Khairi”), a company held, inter alia, by Mr. Leon Recanati, the Chairman of the Company’s Board of Directors, and Mr. Jonathan Hahn, a director of the Company and his siblings, for the distribution of Glassia and KamRho(D) in Uruguay. This distribution agreement with Khairi is an arm’s length transaction. For the years ending December 31, 2019, 2018 and 2017 there were no sales of Glassi and KamRho(D) by the Company to Khairi. The agreement was expired on December 31, 2020.

3.	FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”) purchased on November 21, 2019 5,240,956 ordinary shares at a price of $6.00, representing 12.99%. On February 10, 2020, the Company closed a private placement with FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”), a then 12.99% stockholder of the Company. Pursuant to the private placement the Company issued 4,166,667 ordinary shares at a price of $6.00 per share, for an aggregate gross proceeds of $25,000 thousands. Upon closing of the private placement, the FIMI Funds ownership represents approximately 21% of the Company’s outstanding shares. Concurrently, the Company entered into a registration rights agreement with the FIMI Funds, pursuant to which the FIMI Funds are entitled to customary demand registration rights (effective six months following the closing of the transaction) and piggyback registration rights with respect to all shares held by FIMI Funds. Mr. Ishay Davidi, Ms. Lilach Asher Topilsky and Mr. Amiram Boehm, members of our board of directors, are executives of the FIMI Funds.

The following Israeli entities: Amnir recycling industries Ltd., Grafity office equipment marketing, G-one security solutions, Carmel Frenkel IND, and Oxygen & Argon works Ltd who are controlled by or affiliated with the FIMI Funds, are currently engaged by the Company for the provision of certain services relating to its continuous operations in non-material amounts and in market prices.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 25: - Balances and Transactions with Related Parties (Cont.)

f.	CEO employment terms

On December 20, 2018 the Company’s shareholders approved an amendment to the employment terms of the Company’s CEO. Pursuant to the amendment the CEO monthly gross salary increased to NIS 82,500 (or $22,627), effective as of July, 1 2018. On March 2020 the Company’s shareholders approved an amendment to the employment terms of the Company’s CEO, pursuant to which, the monthly gross salary will increased to NIS 88,000 (or $25,462), effective as July 1, 2019.

During 2020 the Company accounted for a bonus accrual to the CEO in the amount of $ 194 thousands. As for a grant of options and restricted shares to the CEO, refer to Note 20b.

Note 26: - Events Subsequent to the Reporting Period

a.

On January 31, 2021 the Company entered into an agreement for the acquisition of the plasma collection center and certain related rights and assets from the privately-held Blood and Plasma Research, Inc (B&PR) of Beaumont, TX, USA. B&PR’s collection facility primarily specializes in the collection of hyper-immune plasma used for the Anti-D immunoglobulin, which is manufactured by the Company and distributed in international markets.

The acquisition for a total consideration of approximately $1.63 million, is expected to be consummated during the first quarter of 2021, subject to closing conditions as set forth in the acquisition agreement, through Kamada Plasma LLC, a newly formed wholly owned subsidiary of Kamada, which will operate the plasma collection activity in the U.S..