Form 20-F
period 2021-12-31
KAMADA LTD
filed 2022-03-15
CIK 1567529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Amir London, Chief Executive Officer
2 Holzman St., Science Park

Rehovot 7670402, Israel
+972 8 9406472
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Ordinary Shares, par value NIS 1.00 each	KMDA	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2021, the Registrant had 44,799,794 Ordinary Shares outstanding.

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

☐   Yes  ☒   No

i

In this Annual Report on Form 20-F (this “Annual Report”), unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we”, “us”, the “Company”, “our company”, “our”, and “Kamada” refer to Kamada Ltd., along with its consolidated subsidiaries.

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management in light of the information currently available to it. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but without limitation, “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “target”, “likely”, “may”, “will”, “would”, or “could”, or other words, expressions or phrases of similar substance or the negative thereof. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

●	our strategy to focus on driving profitable growth from our current commercial activities as well as our distribution, manufacturing, and development expertise in the plasma-derived and biopharmaceutical markets;

●	our current exception to generate fiscal year 2022 total revenues at a range of $125 million to $135 million which would represent a 20% to 30% growth compared to fiscal year 2021;

●	our current anticipation of generating EBITDA, during 2022, at a rate of 12% to 15% of total revenues, representing more than 2.5x of the EBITDA for the year ended December 31, 2021;

●	our commitment to growing our hyperimmune immunoglobulins (IgG) portfolio and our plasma collection capabilities, and believe these acquisitions are a significant strategic step in that direction;

●	our expectation that based on current GLASSIA sales in the U.S. and forecasted future growth, we will receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040;

●	our expectation that, subject to EMA and subsequently IMOH approvals, we will launch in Israel eleven biosimilar products between the years 2022 and 2028, and our estimate that the potential aggregate maximum revenues, achievable within several years of launch, generated by the distribution of all eleven biosimilar products will be more than $40 million annually;

●	our continued focus on driving profitable growth through expanding our growth catalysts which include: investment in the commercialization and life cycle management of the newly acquired products portfolio– CYTOGAM®, HEPGAM B®, VARIZIG® and WINRHO® SDF, including growing the acquired portfolio’s revenues in new geographic markets; continued market share growth for our anti-rabies immunoglobulin products, KEDRAB® in the U.S. market; expanding sales of GLASSIA and other Proprietary products in ex-U.S. markets, including registration and launch of the products in new territories; generating royalties from GLASSIA sales by Takeda; expanding our plasma collection capabilities in support of our growing demand for hyper-immune specialty plasma as well as sales of normal source plasma to the market; continued increase of our Distribution segment revenues specifically through launching the eleven biosimilar products in Israel; and leveraging our FDA-approved IgG platform technology, manufacturing, research and development expertise to advance development and commercialization of additional product candidates including our Inhaled AAT product (“AATD”) candidate and identify potential partners for this product;

●	in connection with the acquisition of a portfolio of four FDA approved plasma-derived hyperimmune commercial products – CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF – from Saol Therapeutics (“Saol”), a commercial specialty pharmaceutical company focused on addressing the medical needs of underserved or unserved patient populations, our expectation to recruit staff as needed, and will gradually assume all operation responsibility related to the acquired products from Saol, including distribution and sales, quality procedures, supply chain activities, regulatory and finance related issues;

●	our intention to market and distribute CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF directly based on our existing sales and marketing personnel as well as new, to be hired, sales and marketing employees, mainly in the U.S, and our intention to leverage our existing strong international distribution network to grow the acquired portfolio’s revenue in geographic markets in which these products are not currently sold;

●	our expectation to receive FDA approval for manufacturing of CYTOGAM and initiate commercial manufacturing of the product in our manufacturing facility in Beit Kama, Israel by early 2023;

●	our expectation to continue manufacturing HEPAGAM B, VARIZIG and WINRHO SDF at Emergent BioSolutions Inc. (“Emergent”) in the foreseeable future, while initiating in parallel a technology transfer project for transitioning the manufacturing of these products to our manufacturing facility in Beit Kama, Israel, subject to executing an amendment to the manufacturing services agreement with Emergent covering the technology transfer related services and scope, and our anticipation that once initiated, such project may be completed within three to five years;

●	our plans to significantly expand our hyperimmune plasma collection capacity by investing in this plasma collection center in Beaumont, Texas, and leveraging our FDA license to establish a network of new plasma collection centers in the United States, with the intention to collect normal source as well as hyperimmune specialty plasma required for manufacturing of our other Proprietary products including KAMRAB/KEDRAB as well as for some of the products included in our recently acquired products portfolio;

●	our intention to expand our Proprietary plasma-derived products business, including that of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF, by maximizing the market potential of our existing Proprietary products portfolio;

●	our intention to broaden our Distribution products portfolio, with a focus on biosimilar products;

●	our intention to enhance our current manufacturing capabilities;

●	our plan to continue to develop our pipeline, primarily focusing on the pivotal Phase 3 InnovAATe clinical trial of Inhaled AAT for the treatment ofAATD and to explore new strategic business development opportunities;

●	our intention, in a post-COVID-19 era, to leverage our expertise in plasma-derived protein therapeutics in order to address unmet medical needs in potential future emerging healthcare pandemic or epidemic crises, and to establish a holistic IgG readiness offering and identify additional opportunities in complementary pandemic-related treatment solutions;

●	our expectation that the financial impact of the COVID-19 pandemic cannot be reasonably estimated at this time but may materially affect our business, financial condition and results of operation, and that the full extent to which the pandemic impacts our business and financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity and duration of the pandemic and actions to contain its spread or treat its impact, among others;

●	our projection that the number of Solid Organ Transplants (“SOT”) procedures performed will continue to grow at a rate of 6.5% over the next five years;

●	our belief, based on CMV hyperimmune clinical evidence, that to improve transplant outcomes in combination with antiviral therapy, the administration of CYTOGAM together with the available antivirals can serve as a preferred option for preventing CMV disease;

●	our belief that there is an under-usage of CYTOGAM to prevent CMV disease in SOT due to low awareness of its benefits when used with antiviral therapy for high-risk patients, our intention to engage in increased activities in order to promote the awareness for such benefits, and our belief that increased awareness can support higher usage rates;

●	our intention to seek registration of CYTOGAM in various other territories as well as explore label expansion of CYTOGAM to be used in other indication;

●	our belief that as the only Rho (D) product positioned in the U.S. for ITP and given its advantage over IVIG in treatment of acute ITP, increasing awareness amongst treating physicians can support higher usage rates;

●	our belief that given the continued increase in liver transplants in the U.S. as well as several ex-U.S. countries, and with direct marketing efforts HEPAGAM usage may grow;

●	our belief that our current cash and cash equivalents and short-term investments will be sufficient to satisfy our liquidity requirements for the next 12 months;

●	our belief that our relationships with our strategic partners, including with Takeda and Kedrion, will continue without disruption;

●	our belief that we will be able to register our proprietary products, including CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF, in additional countries where they are not currently registered, and our belief that this would lead to additional sales worldwide;

●	our belief that we will be able to continue to meet our customers demand for GLASSIA, KEDRAB, and other proprietary products;

●	our expectation that our market share for KEDRAB sales in the U.S. market will continue to grow in the coming years;

●	our belief that U.S.-based and other healthcare providers would seek to continue to diversify their source of anti-rabies immunoglobulin using our product;

●	our belief that anti-rabies products based on equine serum are inferior to products made from human plasma;

●	our expectations regarding the potential market opportunities for our products and product candidates;

●	our expectations regarding the potential actions or inactions of existing and potential competitors of our products, including our belief that there will be no new supplier of AAT by infusion in the U.S. market in the near future;

●	the legislation or regulation in countries where we sell our products that affect product pricing, reimbursement, market access or distribution channels may affect our sales and profitability;

●	our projection that changes in the product sales mix and geographic sales mix may have an effect on our sales and profitability;

●	our ability to procure adequate quantities of plasma and fraction IV from our suppliers, which are acceptable for use in our manufacturing processes;

●	our ability to maintain compliance with government regulations and licenses;

●	our expectation of launching Bonsity in Israel during 2022 upon receipt of regulatory approval from the IMOH;

●	our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates;

●	our belief that the market opportunity for AAT products will continue to grow;

●	our ability to attract partners for development programs for Inhaled AAT for AATD in the United States and the European Union, and to maintain such partnerships, if we decide to pursue such direction, as well as the impact on our business resulting from such partnerships, or from a failure to form such partnerships or fully realize the benefits of such partnerships;

●	our belief that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby decreasing the need for clinic visits or nurse home visits and reducing medical costs;

●	our belief that Inhaled AAT for AATD will enable us to treat significantly more patients from the same amount of fraction IV and production capacity and therefore increase our profitability;

●	our expectation to expand enrolment in the pivotal Phase 3 InnovAATe clinical trial through the planned opening, during the first half of 2022, of up to six additional sites in Europe;

●	our ability to, obtain and/or maintain regulatory approvals for our products and new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

●	our development plan of a recombinant AAT product and its future potential utilization;

●	our ability to obtain and maintain protection for the intellectual property, trade secrets and know-how relating to or incorporated into our technology and products;

●	our expectations regarding our ability to utilize Israeli tax incentives against future income; and

●	our expectations regarding taxation, including that we will not be classified as a passive foreign investment company for the taxable year ending December 31, 2022.

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

The audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 included in this Annual Report have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.11, the exchange rate published by the Bank of Israel as of December 31, 2021.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business, liquidity, financial condition, and results of operations could be adversely affected, and even materially so, if any of the risks described below occur. As a result, the trading price of our securities could decline, and investors could lose all or part of their investment. This Annual Report including the consolidated financial statements contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated, as a result of certain factors, including the risks facing the Company as described below and elsewhere in the Annual Report. You should carefully consider the risks and uncertainties included herewith. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Material risks that may affect our business, operating results and financial condition include, but are not necessarily limited to, those relating to:

●	Our ability to realize the anticipated benefits from the acquisition of four FDA approved plasma-derived hyperimmune commercial products CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF - is critical to our future growth, profitability and financial stability.

●	Revenues and profitability expected to be generated from CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF as well as expected GLASSIA royalties for Takeda may not be enough to fully offset the decrease in revenues and profitability resulting from the cessation of GLASSIA sales to Takeda.

●	A significant portion of our net revenue has been and will continue to be driven from sales of our proprietary products, and in our largest geographic region, the United States. Any adverse market event with respect to some of our proprietary products or the United States would have a material adverse effect on our business.

●	We may have excess manufacturing plant capacity in our manufacturing facility, which may result in significant reduction in operating profits.

●	We recently established our U.S. plasma collection operations and we intend to invest in expanding this activity in order to become independent in terms of plasma supply needs as well as to generate sales from commercialization of collected normal source plasma, and our ability to successfully expand this operation is critical to our support our future growth and profitability.

●	We have several product development candidates, including our Inhaled AAT for AATD, as well as several other development projects. There can be no assurance that the development activities associated with these products will materialize and result in the FDA, EMA or any other relevant agencies granting us marketing authorization for any of these products.

●	We rely in large part on third parties for the sale, distribution and delivery of our products, and any disruption to our relationships with these third-party distributors would have an adverse effect on our future results of operations and profitability.

●	In our Proprietary Product segment, we rely on Contract Manufacturing Organizations to manufacture some of our products and any disruption to our relationship with such manufacturers would have an adverse effect on the availability of products, our future results of operations and profitability.

●	We could become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of the source plasma or plasma derivatives were to raise significantly.

●	Our Distribution segment is dependent on a small number of customers and suppliers, and any disruption to our relationship with them, or their inability to acquire or supply the products we sell, respectively would have a material adverse effect on our business, financial condition and results of operations.

●	Laws and regulations governing the conduct of international operations may negatively impact our development, manufacture and sale of products outside of the United States and require us to develop and implement costly compliance programs.

●	If our manufacturing facility in Beit Kama, Israel was to suffer a serious accident, contamination, force majeure event (including, but not limited to, a war, terrorist attack, earthquake, major fire or explosion etc.) materially affecting our ability to operate and produce our products, all of our manufacturing capacity could be shut down for an extended period.

●	Our business and operations would suffer in the event of computer system failures, cyber-attacks on our systems or deficiency in our cyber security measures.

●	Our success depends in part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property relating to or incorporated into our technology and products, including the patents protecting our manufacturing process.

●	We have incurred significant losses since our inception and while we were profitable in the five years ended December 31, 2021, we may incur losses in the future and thus may never achieve sustained profitability.

●	Our business requires substantial capital, including potential investments in large capital projects, to operate and grow and to achieve our strategy of realizing increased operating leverage. Despite our indebtedness, we may still incur significantly more debt.

●	Our share price may be volatile.

●	Conditions in Israel could adversely affect our business.

Risks Related to Our Business

We recently completed a strategic acquisition of four FDA approved plasma-derived hyperimmune commercial products – CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF; our ability to realize the anticipated benefits from this acquisition is critical to our future growth, profitability and financial stability.

In November 2021, we acquired a portfolio of four FDA approved plasma-derived hyperimmune commercial products, CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF, from Saol. The combined annual global revenue of the acquired portfolio in 2021 was approximately $41.9 million, of which our revenue was approximately $5.4 million and represents the sales generated from the date of consummation of the transaction through December 31, 2021. Approximately 75% and 21% of the annual sales of the acquired portfolio generated in the U.S. and Canada, respectively.

In connection with the acquisition, we entered into a transition services agreement with Saol, for the provision of certain required services (including, managing sales and distribution, payment collection, logistics management, price reporting, medical inquiries, QC complaints and pharmacovigilance), to secure the smooth transfer of the acquired assets and related commitments. We plan to gradually assume all operation responsibility related to the acquired products, including distribution and sales, quality procedures, supply chain activities, regulatory and finance related issues.

These products are currently distributed in the U.S. and Canadian markets, in which we intend to market and distribute these products directly based on our existing sales and marketing personnel as well as new, to be hired, sales and marketing employees, mainly in the U.S. In addition, the acquisition added eight new international markets, primarily in the Middle East and North Africa region in which we currently have little to know prior operational experience. We also intended to leverage our existing strong international distribution network to grow the acquired portfolio’s revenue in geographic markets in which these products are not currently sold.

HEPGAM B, VARIZIG and WINRHO SDF are currently manufactured by Emergent pursuant to a contract manufacturing agreement assumed by us as part of the acquisition. We are currently in advanced stages of a technology transfer of CYTOGAM manufacturing to our plant in Beit Kama, Israel, and we plan to initiate a similar process to gradually transition the manufacturing of HEPGAM B, VARIZIG and WINRHO SDF to our plant as well, subject to the execution of an amendment to the contract manufacturing agreement.

Our ability to successfully transition and assume all required responsibilities with respect to these products, establish a U.S. based commercial and distribution infrastructure, maintain and expand ex-U.S. commercialization of these products, complete the technology transfer and obtain required approval for manufacturing of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF, is critical for our future growth, profitability and financial stability. Given our limited prior experience in some of the required activities and responsibilities, including operation of direct sales in the U.S. market, knowledge and experience in the eight new international markets, as well as other operational, technical, regulatory and financial challenges, we may not be able to realize the anticipated benefits of the acquisition, which may materially adversely affect the growth and operating results of our business as well as our financial condition.

Revenues and profitability expected to be generated from CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF as well as expected GLASSIA royalties for Takeda may not be enough to fully offset the decrease in revenues and profitability resulting from the cessation of GLASSIA sales to Takeda

We market GLASSIA in the United States through a strategic partnership with Takeda. Our 2021 revenues from the sale of GLASSIA to Takeda totaled $26.2 million, as compared to $64.9 million and $68.1 million during 2020 and 2019, respectively. During 2021 Takeda completed the technology transfer of GLASSIA manufacturing and initiated its own production of GLASSIA for the U.S. market, resulting in the cessation of GLASSIA sales to Takeda during 2021 and the significant reduction in sales. Commencing in 2022, Takeda will pay royalties, on sales of GLASSIA manufactured by Takeda, to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. Based on current GLASSIA sales in the U.S. and forecasted future growth, we expect to receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040.

In November 2021, we acquired a portfolio of four FDA approved plasma-derived hyperimmune commercial products – CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF – from Saol. The combined annual global revenue of the acquired portfolio in 2021 was approximately $41.9 million, of which our revenue was approximately $5.4 million and represents the sales generated from the date of consummation of the transaction through December 31, 2021.

The cessation of GLASSIA manufacturing by us, the transfer of manufacturing to Takeda and the transition to the royalty phase will result in a significant reduction of our revenue and profitability, and there can be no assurance that the revenues and profitability expected to be generated from the sales of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF will be enough to offset such expected reduction.

A significant portion of our net revenue has been and will continue to be driven from sales of our proprietary products, and in our largest geographic region, the United States. Any adverse market event with respect to some of our proprietary products or the United States would have a material adverse effect on our business

A significant portion of our revenues has been, and will continue to be, derived from sales of our proprietary products, including those of GLASSIA and KEDRAB as well as the recently acquired portfolio of four FDA approved plasma-derived hyperimmune commercial products, CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF. Revenue from our Proprietary products comprised approximately 73%, 76% and 77% of our total revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

If some of our proprietary products were to lose significant sales or were to be substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if these products were to become the subject of litigation and/or an adverse governmental ruling requiring us to cease the manufacturing, export or sales of these products, our business would be adversely affected.

We also rely heavily on sales in the United States and North America, which comprised approximately 48%, 63% and 66% of our total revenues for the years ended December 31, 2021, 2020 and 2019, respectively. In addition, approximately 75% of the recently acquired CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF are expected to be generated in the United States. If our U.S. sales were significantly impacted by material changes to government or private payor reimbursement, other regulatory developments, competition or other factors, then our business would be adversely affected.

We may have excess manufacturing plant capacity in our manufacturing facility, which may result in significant reduction in operating profits.

Our revenues will decrease, and our operating results may be materially and adversely impacted if we are unable to continue operating our manufacturing facility at its current capacity and/or level of profitability, or otherwise to reduce direct and indirect costs relating to our manufacturing facility in line with any reduction in demand or manufacturing level.

Following the transition of GLASSIA manufacturing to Takeda in 2021, we have been and may continue to be affected by reduced efficiency of our manufacturing facility, which resulted and may continue to result in increased manufacturing costs per vial, reduced gross profitability and potential operating losses. We plan to utilize the excess manufacturing capacity in our manufacturing plant to support the growth of our proprietary products, including KEDRAB and GLASSIA, which are currently manufactured in our facility, to facilitate, subject to completion of the technology transfer activities and regulatory approval, CYTOGAM commercial manufacturing, as well as for future manufacturing of HEPGAM B, VARIZIG and WINRHO SDF, subject to a technology transfer and regulatory approvals. While we have the knowhow and expertise to support the technology transfer of products to our facility, we may not be able to complete such transfer of any of the newly acquired portfolio products in the expected timeline, or at all. While we are capable of increasing the manufacturing capacity at our facility, there is no assurance that there will be increased market demand for these products in the currently existing markets in which we distribute our products or other markets. The manufacturing of excess quantities of products, which may not be sold due to lower demands, may result in the need to write-down the value of inventories, which may result in significant operating losses. See also “Manufacturing of new plasma-derived products in our manufacturing facility requires a lengthy and challenging development project and/or technology transfer project as well as regulatory approvals, all of which may not materialize.”

We believe the risk of not adequately adjusting to lower plant utilization could result in inefficiencies, reduced profitability or operating losses. In addition, these changes may require additional significant layoffs, which may be expensive and may lead to labor issues and strikes, which could affect our ability to continue to manufacture products and may lead to increase costs, reduced profitability and operating losses. For labor related risk see “—We have entered into a collective bargaining agreement with the employees’ committee and the Histadrut (General Federation of Labor in Israel), and we have incurred and could in the future incur labor costs or experience work stoppages or labor strikes as a result of any disputes in connection with such agreement.”

We recently established our U.S. plasma collection operations and intend to invest in expanding this activity in order to become independent in terms of plasma supply needs as well as to generate sales from commercialization of collected normal source plasma, and our ability to successfully expand this operation is critical to support our future growth and profitability.

In March 2021, we acquired the plasma collection center of B&PR in Beaumont, Texas, which specializes in the collection of hyper-immune plasma used in the manufacture of Anti-D immunoglobulin products (“Anti-D products”). The acquisition of B&PR’s plasma collection center represented our entry into the U.S. plasma collection market. We are in the process of significantly expanding our hyperimmune plasma collection capacity by investing in the acquired plasma collection center in Beaumont, Texas, and initiated a project to leverage our FDA plasma collection license to establish a network of new plasma collection centers in the United States, commencing in 2022, with the intention to collect normal source plasma for distribution, as well as hyperimmune specialty plasma required for manufacturing of our Proprietary products, including KAMRAB/KEDRAB, as well as for some of the products included in our recently acquired products portfolio. Our ability to support future growth and profitability is related, in part to the successful expansion of this operation.

Given our limited prior experience in managing plasma collection operations, the operational, technical, and regulatory challenges in maintaining plasma collection operations, as well as the financial investment required to expand our collection capabilities and open new collection centers, we may not be able to realize the anticipated benefits of such activities. We may not be able to adequately collect all sufficient quantities of plasma through our plasma collection operations to support our plasma sourcing needs, which will result in continued dependency on third party suppliers; and even if we are successful in collection sufficient quantities, there can be no assurance that we will be able to reduce the cost of plasma through our collection operations, as compared to costs associated with procuring plasma from third parties. In addition, there could be no assurance that we will be able to collect adequate quantities of normal source plasma as well as secure supply agreements with customer at adequate prices.

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

We have several product development candidates, including our Inhaled AAT for AATD as well as several other development projects. There can be no assurance that the development activities associated with these products will materialize and result in the FDA, EMA or any other relevant agencies granting us marketing authorization for any of these products.

We are engaged in research and development activities with respect to several pharmaceutical products candidates, including Inhaled AAT for AATD, which is our lead product development candidate.

During December 2019, the first patient was randomized in Europe into our pivotal Phase 3 InnovAATe clinical trial evaluating the safety and efficacy of our proprietary Inhaled AAT therapy for the treatment of AATD. The study was initiated following extensive discussions with both the FDA and EMA regarding the trial’s design as well a thorough analysis of a prior pivotal Phase 2/3 clinical trial for Inhaled AAT for AATD conducted in Europe, which did not meet its primary or other pre-defined efficacy endpoints. In addition to the pivotal study and based on feedback received from the FDA regarding anti-drug antibodies (“ADA”) to Inhaled AAT, we intend to concurrently conduct a sub-study in North America in which approximately 30 patients will be evaluated for the effect of ADA on AAT levels in plasma with Inhaled AAT and IV AAT treatments. While a recent Data and Safety Monitoring Board (DSMB) review that concluded that the data generated to date support the continuation of the trial without the need for modifications, there can be no assurance that we will be able to complete this study successfully or that the study results will be sufficient for obtaining FDA and EMA approval. See also “As a result of the COVID-19 pandemic we have encountered delays in patient recruitment into our pivotal Phase 3 InnovAAT clinical study conducted at a first study site in Europe and it has impacted and may continue to impact our ability to open additional study sites in the United States and Europe.”

In response to the recent COVID-19 outbreak, in early 2020 we initiated the development of our Anti-SARS-CoV-2 IgG product as a potential treatment for COVID-19. In August 2020, we initiated a Phase 1/2 open-label, single-arm, multi-center clinical trial in Israel of our product; and in September 2020, we announced initial interim results for the Phase 1/2 clinical trial. We subsequently submitted a pre-Investigational New Drug (“IND”) information package to the FDA with our proposed U.S. clinical development plan. Given the increased vaccination rate of the population as well as approvals of monoclonal antibodies for COVID-19, we are currently evaluating the market potential of this product and the continuation of its development program. There can be no assurance that we will be able to successfully complete this development program or that it would serve as a basis for a potential approval of the product.

In addition, we are currently engaged in the development of other product candidates, including a recombinant AAT product candidate and there can be no assurance that such development activities will progress and obtain the required regulatory approvals.

See also: “Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results” and “—If we are unable to successfully introduce new products and indications or fail to keep pace with advances in technology, our business, financial condition and results of operations may be adversely affected.”

We may engage in strategic transactions to acquire or sell assets, businesses, products or technologies or engage in in-license or out-license transactions of products or technologies or form collaborations that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt, or cause us to incur significant expense.

As part of our business development strategy, we may engage in strategic transactions to acquire or sell assets, businesses, or products; or otherwise engage in in-licensing our out-licensing transactions with respect to products or technologies; or enter into other strategic alliances or collaborations. We may not identify suitable transactions, or complete such transactions in a timely manner, on a cost-effective basis, or at all. Moreover, we may devote resources to potential opportunities that are never completed, or we may incorrectly judge the value or worth of such opportunities. Even if we successfully execute a strategic transaction, we may not be able to realize the anticipated benefits of such transaction, may incur additional debt or assume unknown or contingent liabilities in connection therewith, and may experience losses related to our investments or dispositions. Integration of an acquired company or assets into our existing business or a transition of an asset to an acquirer or partner may not be successful and may disrupt ongoing operations, require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, and require management resources that would otherwise focus on developing our existing business. Even if we are able to achieve the long-term benefits of a strategic transaction, our expenses and short-term costs may increase materially and adversely affect our liquidity. Any of the foregoing could have a material effect on our business, results of operations and financial condition.

The COVID-19 pandemic may adversely impact our business, operating results and financial condition.

The novel coronavirus identified in late 2019, SARS-CoV-2, which causes the disease known as COVID-19, is an ongoing global pandemic that has resulted in public and governmental efforts to contain or slow the spread of the disease, including widespread shelter-in-place orders, social distancing interventions, quarantines, travel restrictions and various forms of operational shutdowns. The COVID-19 pandemic and the resulting measures implemented in response to the pandemic are adversely affecting, and may continue to adversely affect, a number of our business activities (including our research and development, clinical trials, operations, supply chains, distribution systems, product development and sales activities) as well as those of our suppliers, customers, third-party payers and patients. Due to the impact of the pandemic and these measures, we have experienced, and expect to continue to experience reductions in inbound and outbound international delivery routes, which caused, and may continue to cause, delays in receipt of raw material and shipment of finished products, as well as unpredictable reductions in demand for certain of our products, and in some cases, have experienced, and could continue to experience, unpredictable increases in demand for certain of our products. The outbreak and preventative or protective actions that governments, corporations, individuals or we have taken or may take in the future to contain the spread of COVID-19 may result in a period of reduced operations, reduced product demand or limit the ability of customers to perform their obligations to us, delays in clinical trials or other research and development efforts, business disruption for us and our suppliers, customers and other third parties with which we do business and potential delays or disruptions related to regulatory approvals.

While COVID-19 related disruption had various effects on our business activities, commercial operation, revenues and operational expenses, as a result of the actions we have taken to date, our overall results of operations for the year ended December 31, 2021 were not materially affected. However, a number of factors, including but not limited to, continued effect of the factors mentioned above as well as, continued demand for our products, in the U.S. and Rest of World ("ROW") markets and our distributed products in Israel, financial conditions of our customers, distributors, suppliers and services providers, our ability to manage operating expenses, additional competition in the markets that we compete, delays in clinical trials or other research and development efforts, regulatory delays, professional and operational costs increase (including insurance costs), prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, may have an effect on our future financial position and results of operations.

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

Pursuant to the strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KEDRAB, Kedrion is the sole distributor of KEDRAB in the United States. Sales to Kedrion accounted for approximately 12%, 14% and 13% of our total revenues in the years ended December 31, 2021, 2020 and 2019, respectively. We are dependent on Kedrion for its marketing and sales of KEDRAB in the United States.

We also primarily depend upon KedPlasma LLC (“Kedplasma”), a subsidiary of Kedrion, for the supply of the hyper-immune plasma which is used for the production of KEDRAB to be sold in the United States and of KAMRAB to be sold in other markets. See “—We would become supply-constrained, and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of the source plasma or plasma derivatives were to raise significantly.”

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

Our ability to assume full responsibility for the commercialization and sales of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF in the U.S. market is critical in order to support future growth, future results of operations and profitability.

Pursuant to a transition services agreement we entered into with Saol, we currently rely on Saol’s commercial infrastructure and prior experience to sell and distribute CYTOGAM, HEPGAM B, VARIZIG and WINRHO SD world-wide. Sales of these products in the U.S. market represent approximately 75% of their world-wide sales. We initiated activities to establish a U.S. based commercial and sales team to gradually take over the U.S. commercial responsibility for these products. Such activities include hiring employees with relevant U.S. commercial experience, engaging wholesalers, customers and a U.S. third-party logistics (3PL) provider, and understanding market landscape and trends for these products through market research and discussions with physicians and key opinion leaders. These activities are crucial for our ability to assume all commercial operations from Saol and are necessary in order to successfully maintain sales levels and identify growth opportunities.

Given our limited prior experience in directly managing U.S. commercial operations and the operational, technical and regulatory challenges in maintaining such activity, we may not be able to realize the anticipated benefits of such activities. We may not be able to adequately and timely assume all responsibility or secure the required engagements or maintain or expand market demand and continued product sales, which may result in significant reduction in sales, increased operating costs and reduced profitability.

In our Proprietary Products segment, we currently rely on Takeda for sales of GLASSIA in the U.S. market, and any reduction in sales of GLASSIA by Takeda would have an adverse effect on our future expected royalty income, results of operations and profitability.

Commencing in 2022, we are entitled to royalty payments form Takeda on GLASSIA sales at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. Based on current GLASSIA sales in the United States and forecasted future growth, we project receiving royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040. However, any reduction in sales of GLASSIA by Takeda or should Takeda reduce its manufacturing and marketing of GLASSIA for any reason (including but not limited to inability to adequately or sufficiently manufacture GLASSIA, regulatory limitations, difficulties in marketing, reduction in market size, or changes in corporate focus), our future expected royalty income from Takeda’s sales of GLASSIA would be adversely impacted, which would have an adverse effect on our results of operations and profitability.

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

We rely in large part on third parties for the sale, distribution and delivery of our products, and any disruption to our relationships with these third party distributors would have an adverse effect on our future results of operations and profitability.

We engage third party distributors to distribute and sell our Proprietary Products, including those of the recently acquired products CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF. Sales through distributors in ex-U.S. markets (other than the Israeli market) accounted for approximately 17%, 10% and 8% of our total revenues in the years ended December 31, 2021, 2020 and 2019, respectively and we expect such sales to increase in 2022 and beyond. We are dependent on these third parties for successful marketing, distribution and sales of our products in these markets. If such third parties were to breach, terminate or otherwise fail to perform under our agreements with them, our ability to effectively distribute our products would be impaired and our business could be adversely affected. Moreover, circumstances outside of our control such as a general economic decline, market saturation or increased competition may influence the successful renegotiation of our contracts or the securing of to us favorable terms.

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

We compete with well-established biopharmaceutical companies, including several large competitors in the plasma industry for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd. (“CSL”), Takeda, and Grifols S.A. (“Grifols”), which acquired a competitor, Talecris Biotherapeutics, Inc. (“Talecris”) in 2011, and Kedrion. We compete against these companies for, among other things, licenses, expertise, clinical trial patients and investigators, consultants and third-party strategic partners. We also compete with these companies for market share for certain products in the Proprietary Products segment. Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a substantial reduction in the price of their products or services. These competitors also have an additional advantage regarding the availability of raw materials, as they own companies that collect plasma and/or plants which fractionate plasma.

In addition, our plasma-derived protein therapeutics face, or may face in the future, competition from existing or newly developed non-plasma products and other courses of treatments. New treatments, such as antivirals, gene therapies, small molecules, correctors, monoclonal or recombinant products, may also be developed for indications for which our products are now used.

Our products generally do not benefit from patent protection and compete against similar products produced by other providers. Additionally, the development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net sales or a decrease in our profit margins.

KAMRAB/KEDRAB, our anti-rabies IgG products and KAMRHO (D) face competition in the U.S. and ex-U.S. markets.

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

While Kedrion is our strategic partner for KEDRAB, it is also one of our competitors for KamRho(D). In addition to its sales in the United States, Kedrion also markets a competing product in several EU countries as well as other countries world-wide. We believe there are currently two additional main suppliers of competitive products in this market: Grifols and CSL There are also local producers in other countries that make similar products mostly intended for local markets.

The newly acquired CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF face competition from several competing plasma derived products and non-plasma derived pharmaceuticals, mainly anti-viral.

CYTOGAM. To our knowledge, CYTOGAM is the sole FDA-approved CMV IgG product. Based on available public information, the FDA approved antiviral drugs for the prevention of CMV infection and disease, Letermovir (Prevymis), developed by Merck & Co., and for treatment of refractory infection or disease Maribavir (Livtencity), developed by Takeda, which may result in the loss of market share for CYTOGAM. Currently, treatment guidelines state that combination therapy with standard antiviral can be considered for certain solid organ transplant recipients. The most commonly used antivirals are Ganciclovir (Cytovene-IV Roche), Valgnciclovir (Valcyte Roche) and Valacyclovir (Valtrex GSK). Patients treated with such antivirals for a long time can develop resistance and will require a second line treatment such as Foscarnet (Foscavir Pfizer). In ROW markets, several plasma derived competing products are available, such as MEGALOTECT CP (Biotest).

WINRHO SDF. In the United States, WINRHO SDF competes with corticosteroids (oral prednisone or high-dose dexamethasone) or IVIG (Grifols, CSL and Takeda are the main manufacturers in the U.S.) as first line treatment of acute ITP. IVIG has similar efficacy to WINRHO SDF, and ITP is a labeled indication. Rhophylac (CSL Behring) is also approved for ITP treatment, but we believe it is mostly used for Hemolytic Disease of the Newborn (HDN), due to its comparatively small vial size. For HDN indication, the market is usually led by tenders, where key indicators are registration status and price, and the main multiple competitors in Canada and ROW countries are RhoGAM (Kedrion), Hyper RHO (Grifols) and Rhophylac (CSL Behring) and our KAMRHO (D).

HEPAGAM B. HEPAGAM B is the only approved HBIG with an on-label indication for Liver Transplants in the United States. To our understanding, HEPAGAM B holds the majority market share for the indication, while another HBIG (Nabi-B developed by ADMA) is being used off-label by some medical centers for the indication. In recent years, duration of treatment has been reduced by physicians. New generation antivirals are considered effective for preventing HBV reactivation post-transplant, hence limiting HBIG use. Post-exposure prophylaxis (PEP) indication in the United States is covered almost totally by Nabi-B (ADMA) and HyperHEP (Grifols). In Canada, main competition in national tenders is HypeHEP. In ROW countries such as Turkey, Saudi-Arabia and Israel, HEPATECT CP (Biotest AG) represents the primary competition.

VARIZIG. In the United States, incidence of Varicella Zoster Virus (“VZV”) infection has decreased dramatically since the introduction of the varicella vaccine in 1995. Two vaccines containing varicella virus are licensed for use in the United States. Varivax is the single-antigen varicella vaccine. ProQuad is a combination measles, mumps, rubella, and varicella (MMRV) vaccine. Although the use of the vaccine has reduced the frequency of chickenpox, the virus has not been eradicated. Moreover, incidence of Herpes Zoster, also caused by VZV, is increasing among adults in the United States. Suboptimal vaccination rates contribute to outbreaks and increased risk of VZV exposure. Immunocompromised population and other patient groups are at high risk for severe varicella and complications, after being exposed to VZV. To our knowledge, to date, in the United States market VariZIG is a single FDA-approved product and recommended by the Centers for Disease Control (CDC) for post-exposure prophylaxis of varicella for persons at high risk for severe disease who lack evidence of immunity to varicella. In ROW markets, several plasma derived competitor products are available, such as VARITECT (Biotest) and others.

Our market share of the AAT product could be negatively impacted by new competitors or adoption of new methods of administration.

We believe that our two main competitors in the AAT market are Grifols and CSL. We estimate that Grifols’ AAT by infusion product for the treatment of AATD, Prolastin A1PI, accounts for at least 50% market share in the United States and more than 70% of sales in the worldwide market for the treatment of AATD, which also includes sales of Prolastin in different European countries. In the U.S. Grifols sell Prolastin Liquid since 2018, which is a ready-to-infuse solution of AAT. Apart from its sales through Talecris’ historical business, Grifols is also a local producer of the product in the Spanish market and operates in Brazil. CSL’s intravenous AAT product, Zemaira, is mainly sold in the United States. In 2015, CSL’s intravenous AAT product, Respreeza, was granted centralized marketing authorization in Europe and CSL has launched the product in a few European countries since 2016. There is another, smaller local producer in the French market, LFB S.A. In addition, we estimate that each of Grifols and CSL owns approximately 200-250 operating plasma collection centers located across the United States.

Several of our competitors are conducting preclinical and clinical trials for the development of gene therapy or correctors for AATD. While these products are in the early stages of development, they may eventually be successfully developed and launched, and could adversely impact our revenue and growth of sales of GLASSIA or GLASSIA-related royalties as well as affect our ability to launch our Inhaled AAT product, if approved.

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

Our Anti-SARS-CoV-2 IgG product faces, or may face, significant competition from competitors developing COVID-19 related therapies.

In the wake of the COVID-19 pandemic we, together with our partner Kedrion, initiated the development of our investigational Anti-SARS-CoV-2 IgG product as a potential therapy for COVID-19. In parallel, the CoVIg-19 Plasma Alliance partnership was formed of the world’s leading plasma companies, spanning plasma collection, development, production, and distribution with the goal to accelerate the development of a potential treatment and increase supply of the potential treatment. The Alliance produced a plasma derived hyperimmune therapy similar to our investigational product. The Alliance product was tested in Phase 3 clinical trial sponsored by the National Institute of Allergy and Infectious Diseases (“NIAID”), part of the National Institutes of Health (the “NIH”), and on April 2, 2021, Takeda and CSL Behring announced that the Phase III clinical trial did not meet its endpoints. With that, the collaboration of the companies in the Alliance has ended.

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

Our products involve biological intermediates that are susceptible to contamination and the handling of such intermediates and our final products throughout the supply chain and manufacturing process requires cold-chain handling, all of which could adversely affect our operating results.

Plasma and its derivatives are raw materials that are susceptible to damage and contamination and may contain microorganisms that cause diseases in humans, commonly known as human pathogens, any of which would render such materials unsuitable as raw material for further manufacturing. Almost immediately after collection from a donor, plasma and plasma derivatives must be stored and transported at temperatures that are at least -20 degrees Celsius (-4 degrees Fahrenheit). Improper storage or transportation of plasma or plasma derivatives by us or third-party suppliers may require us to destroy some of our raw material. In addition, plasma and plasma derivatives are also suitable for use only for certain periods of time once removed from storage. If unsuitable plasma or plasma derivatives are not identified and discarded prior to release to our manufacturing processes, it may be necessary to discard intermediate or finished products made from such plasma or plasma derivatives, or to recall any finished product released to the market, resulting in a charge to cost of goods sold and harm to our brand and reputation. Furthermore, if we distribute plasma-derived protein therapeutics that are produced from unsuitable plasma because we have not detected contaminants or impurities, we could be subject to product liability claims and our reputation would be adversely affected.

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

Our ability to continue manufacturing and distributing our plasma-derived protein therapeutics depends on continued adherence by us and contract manufacturers to current Good Manufacturing Practice regulations.

The manufacturing processes for our products are governed by detailed written procedures and regulations that are set forth in current Good Manufacturing Practice standards (“cGMP”) requirements for blood products, including plasma and plasma derivative products. Failure to adhere to established procedures or regulations, or to meet a specification set forth in cGMP requirements, could require that a product or material be rejected and destroyed. There are relatively few opportunities for us or contract manufacturers to rework, reprocess or salvage nonconforming materials or products. Any failure in cGMP inspection will affect marketing in other territories, including the U.S. and Israel.

The adherence by us and our contract manufacturers to cGMP regulations and the effectiveness of applicable quality control systems are periodically assessed through inspections of the manufacturing facility, including our manufacturing facility in Beit Kama, Israel, by the FDA, the IMOH and regulatory authorities of other countries. Such inspections could result in deficiency citations, which would require us or our contract manufacturers to take action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If serious deficiencies are noted or if we or our contract manufacturers are unable to prevent recurrences, we may have to recall products or suspend operations until appropriate measures can be implemented. The FDA could also stop the import of products into the United States if there are potential deficiencies. Such deficiencies may also affect our ability to obtain government contracts in the future. We are required to report certain deviations from procedures to the FDA. Even if we determine that the deviations were not material, the FDA could require us or our contract manufacturers to take certain measures to address the deviations. Since cGMP reflects ever-evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur additional costs and may adversely impact our profitability. For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of a product or launch of a new product.

We may face manufacturing stoppages and other challenges associated with audits or inspections by regulatory bodies.

The regulatory authorities may, at any time and from time to time, audit the facilities in which the product is manufactured. If any such inspection or audit of our facilities identifies a failure to comply with applicable regulations, or if a violation of our product specifications or applicable regulations occurs independently of such an inspection or audit, the relevant regulatory authority may require remedial measures that may be costly or time consuming for us to implement and that may include the temporary or permanent suspension of commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us with whom we contract could materially harm our business.

Continued availability of CYTOGAM is dependent on our ability to complete the technology transfer of its manufacturing to our manufacturing facility in Beit Kama, Israel as well as our ability to maintain continues plasma supply.

As part of the acquisition of the four FDA approved plasma-derived hyperimmune commercial products from Saol, we acquired certain excess inventories of CYTOGAM which is sufficient to meet market demand through mid-2023. During 2019, pursuant to an engagement with Saol, we initiated technology transfer activities for transitioning CYTOGAM manufacturing to our manufacturing facility in Beit Kama, Israel. The process is already well underway, and we expect to receive FDA approval for manufacturing of CYTOGAM and initiate commercial manufacturing of the product by early 2023. Failure to timely complete the technology transfer and obtain the required regulatory approvals may affect product availability, result in a decrease in sales and a deterioration in our market share, and could have an adverse effect upon our sales, margins and profitability.

As part of the technology transfer process initiated, we engaged a third-party contract manufacturer that performs certain manufacturing activities required for the manufacturing of CYTOGAM. In addition, we assumed a plasma supply agreement with CSL for continued supply of required plasma for the manufacturing of the product. If we fail to maintain our relationship with these entities, we could face increased costs in finding replacement vendors Delays in establishing a relationship with new vendors could lead to a decrease in the product’s sales and a deterioration in our market share when compared with one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

In our Proprietary Product segment, we rely on Contract Manufacturing Organizations to manufacture some of our products and any disruption to our relationship with such manufacturers would have an adverse effect on the availability of products, our future results of operations and profitability.

HEPAGAM B, VARIZIG and WINRHO SDF are manufactured by Emergent under a contract manufacturing agreement which was assigned to us from Saol following the consummation of the acquisition. We are dependent on Emergent to secure supply of adequate quantities of plasma needed to timely manufacture these products and we rely on their manufacturing, quality and regulatory systems to ensure the manufacturing process comply with cGMP and any other regulatory requirement and that each product manufactured meets its specification and is appropriately released for human consumption.

If we fail to maintain our relationship with Emergent, we could face increased costs in finding a replacement manufacturer for these products and we might be required to identify replacement supplier of the plasma which is used for the production of these products. Delays in establishing a relationship with a new manufacturer could lead to a decrease in these products sales and a deterioration in our market share when compared with one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

Manufacturing of new plasma-derived products in our manufacturing facility requires a lengthy and challenging development project and/or technology transfer project as well as regulatory approvals, all of which may not materialize.

The manufacturing of newly marketed or investigational plasma-derived products in our plant, including the four hyper-immune globulin products recently acquired from Saol, requires a lengthy and challenging development project and/or technology transfer project through which we transfer the know-how and capabilities to manufacture the new product. Such projects are usually complex and involve investment of significant time (approximately two to four years) and resources. There is no assurance that such development and/or technology transfer projects will be successful and will allow us to manufacture the new product according to its required specifications.

Such development and/or technology transfer projects require regulatory approval by the FDA and/or EMA or other relevant regulatory agencies. Obtaining such regulatory approval may require activities such as the manufacturing of comparable batches and/or performing comparability non-clinical and/or clinical studies between the product manufactured by its existing manufacturer and the product manufactured at our manufacturing facility. There is no assurance that we will be able to provide supporting comparability results that meet all regulatory requirements needed to obtain the regulatory approval required to be able to commence commercial manufacturing of new plasma-derived products in our manufacturing plant.

If we are unable to adequately complete the required development and/or technology transfer projects or subsequently obtain the required regulatory approvals, we will not be able to meet commercial demand, utilize the excess capacity of our manufacturing plant, incur additional costs and may suffer reduced profitability or operating losses.

Disruption of the operations of our current or any future plasma collection center due to regulatory impediments or otherwise would cause us to become supply constrained and our financial performance would suffer.

In March 2021, we completed the acquisition of the FDA licensed plasma collection center and certain related assets from the privately-held B&PR based in Beaumont, Texas, which specializes in the collection of hyper-immune plasma used in the manufacture of Anti-D products. We plan to significantly expand our hyperimmune plasma collection capacity by investing in this plasma collection center in Beaumont, Texas, and leveraging our FDA license to open additional centers in the United States.

In order for plasma to be used in the manufacturing of our products, the individual centers at which the plasma is collected must be licensed and approved by the regulatory authorities, such as the FDA and the EMA, of those countries in which we sell our products. When a new plasma collection center is opened, it must be inspected on an ongoing basis after its approval by the FDA and the EMA for compliance with cGMP and other regulatory requirements, and these regulatory requirements are subject to change. An unsatisfactory inspection could prevent a new center from being approved for operation or risk the suspension or revocation of an existing approval. In order for a plasma collection center to maintain its governmental approval to operate, its operations must continue to conform to cGMP and other regulatory requirements or recommendations which may be applicable from time to time (e.g., in January 2022, the FDA issued guidance providing recommendations to blood establishments on collection of convalescent plasma during the public health emergency).

In the event that we determine that our plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of goods. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted. Consequently, we could experience significant inventory impairment provisions and write-offs.

We plan to continue to obtain our supplies of plasma for use in our manufacturing processes through collections at our plasma collection centers and through the establishment of new plasma collection centers. We also plan to expand collection programs to include hyperimmune specialty plasma required for manufacturing of our Proprietary products including KAMRAB/KEDRAB as well as for some of the products included in our recently acquired products portfolio. This strategy is dependent upon our ability to successfully establish new centers, to obtain FDA and other necessary approvals for any centers not yet approved by the FDA, to maintain a cGMP compliant environment in all centers and to attract donors to our centers.

Our ability to increase and improve the efficiency of production at our current or any future plasma collection center may be affected by: (i) changes in the economic environment and population in selected regions where we operate plasma collection centers; (ii) the entry of competitive centers into regions where we operate; (iii) our misjudging the demographic potential of individual regions where we expect to increase production and attract new donors; (iv) unexpected facility related challenges; or (v) unexpected management challenges at select plasma collection centers.

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

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by the FDA and similar authorities in other jurisdictions, including the EMA and the regulatory authorities in Israel. Our facilities and those of our contract manufacturers must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of the FDA or similar authorities in other jurisdictions, including a failed inspection or a failure in our reporting system for adverse effects of our products experienced by the users of our products, or any other non-compliance, could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, import or export restrictions, refusal or delay of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Furthermore, we may experience delays or additional costs in obtaining new approvals or licenses, or extensions of existing approvals and licenses, from a regulatory authority due to reasons that are beyond our control such as changes in regulations or a shutdown of the U.S. federal government, including the FDA, or similar governing bodies or authorities in other jurisdictions. In addition, while we recently entered the U.S. plasma collection market with our recent acquisition of a plasma collection center in the United States, we continue to rely on, Kedrion, CSL, Emergent, Takeda and additional plasma suppliers, for plasma collection required for the manufacturing of KEDRAB, CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF, GLASSIA and other Proprietary products, and in the case of Takeda and Kedrion for the distribution of these products in the United States (and in the case of Takeda, also potentially in Canada, Australia and New Zealand). In performing such services for us, these plasma suppliers are required to comply with certain regulatory requirements. Any failure by these plasma suppliers to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect us. Any of these actions could cause direct liabilities, a loss in our ability to market each of KEDRAB, CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF GLASSIA and/or other Proprietary products, or a loss of customer confidence in us or in GLASSIA and/or KEDRAB and/or other Proprietary products, which could materially adversely affect our sales, future revenues, reputation, and results of operations. Similarly, we rely on other third-party vendors, for example, in the testing, handling, and distributions of our products. If any of these companies incur enforcement action from regulatory authorities due to noncompliance, this could negatively affect product sales, our reputation and results of operations. In addition, we rely on other distributors of our other proprietary products, for purposes of our distribution related regulatory compliance for the products they distribute in the territories in which they operate. Any failure by such distributors to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect our sales, future revenues, reputation and results of operations.

Changes in our production processes for our products may require supplemental submissions or prior approval by FDA and/or similar authorities in other jurisdictions. Failure to comply with any requirements as to production process changes dictated by the FDA or similar authorities in other jurisdictions could also result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal or delay of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses.

Pursuant to the amendment to the GLASSIA license agreement with Takeda, entered into in March 2021, we agreed to transfer the U.S. Biologics License Application (“BLA”) to Takeda. Following the effectiveness of such transfer, we will rely on Takeda to share with us any relevant information with respect to changes in the manufacturing of the product or its usage which may be applicable in order to update the products registration file in certain ROW markets in which it is currently registered and/or distributed, or may be registered and/or distributed in the future.

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

Our proprietary products depend on our access to U.S., European or other territories’ hyper-immune plasma or plasma derivatives, such as fraction IV. We purchase these plasma products from third-party licensed suppliers, some of which are also responsible for the plasma fractionation process, pursuant to multiple purchase agreements. We have entered into (and with respect to the recently acquired four FDA approved products, we assumed) a number of plasma supply agreements with various third parties in the United States and Europe. These agreements contain various termination provisions, including upon a material breach of either party, force majeure and, with respect to supply agreements with strategic partners, the failure or delay on the part of either party to obtain the applicable regulatory approvals or the termination of the principal strategic relationship. If we are unable to obtain adequate quantities of source plasma or fraction IV plasma approved by the FDA, the EMA or the regulatory authorities in Israel from these providers, we may be unable to find an alternative cost-effective source.

In order for plasma and fraction IV plasma to be used in the manufacturing of our plasma-derived protein therapeutics, the individual centers at which the plasma is collected must be licensed and approved by the relevant regulatory authorities, such as the FDA, the EMA. When a new plasma collection center is opened, and on an ongoing basis after its licensure, it must be inspected by the FDA, the EMA or the regulatory authorities in Israel for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being licensed or lead to the suspension or revocation of an existing license. If relevant regulatory authorities determine that a plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which may impact on our ability to timely meet our manufacturing and supply obligations. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted, such as through product destruction or rework. Consequently, we could experience significant inventory impairment provisions and write-offs, which could adversely affect our business and financial results.

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

The plasma collection process is dependent on donors arriving in plasma collection centers and agreeing to donate plasma. During major healthcare events, such as the recent COVID-19 pandemic, the number of donors attending plasma collection centers decreases, which may adversely affect the availability of plasma and its derivatives. A significant shortage in plasma supply may adversely affect our ability to continue manufacturing our products, may result in shortages in our products in the market, and may result in reduced sales and profitability.

We are also dependent on a number of suppliers who supply specialty ancillary products used in the production process, such as specific gels and filters. Each of these specialty ancillary products is provided by a single, exclusive supplier. If these suppliers were unable to provide us with these specialty ancillary products, if our relationships with these suppliers deteriorate, if these suppliers fail to meet our vendors qualification processes, or these suppliers’ operations are negatively affected by regulatory enforcement due to noncompliance, the manufacture and distribution of our products would be materially adversely affected, which would adversely affect our sales and results of operations. See “—If we experience equipment difficulties or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer.”

Some of our required specialty ancillary products and other materials used in the manufacturing process are commonly used in the healthcare industry world-wide. If the global demand for these products increases due to healthcare issues, epidemics or pandemics, such as the coronavirus (COVID-19) pandemic, our ability to secure adequate supply at reasonable cost of such products may be negatively affected, which would materially adversely affect our ability to manufacture and distribute our products, which would adversely affect our sales and results of operations.

In addition, regulatory requirements, including cGMP regulations, continually evolve. Failure of our plasma suppliers to adjust their operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

In addition, if the purchase prices of the source plasma or plasma derivatives that we use to manufacture our proprietary products were to rise significantly, we may not be able to pass along these increased plasma and plasma-derivative prices to our customers. Prices in many of our principal markets are subject to local regulation and certain pharmaceutical products, such as plasma-derived protein therapeutics, are subject to price controls. Any inability to pass costs on to our customers due to these factors or others would reduce our profit margins. In addition, most of our competitors have the ability to collect their own source plasma or produce their own plasma derivatives, and therefore their products’ prices would not be impacted by such a price rise, and as a result any pricing changes by us in order to pass higher costs on to our customers could render our products noncompetitive in certain territories.

We have been required to conduct post-approval clinical trials of GLASSIA and KEDRAB as a commitment to continuing marketing such products in the United States, and we may be required to conduct post-approval clinical trials as a condition to licensing or distributing other products.

When a new product is approved, the FDA or other regulatory authorities may require post-approval clinical trials, sometimes called Phase 4 clinical trials. For example, the FDA has required that we conduct Phase 4 clinical trials of GLASSIA and for KEDRAB. Such Phase 4 clinical trials are aimed at collecting additional safety data, such as the immune response in the body of a human or animal, commonly referred to as immunogenicity, viral transmission, levels of the protein in the lung, or epithelial lining fluid, and certain efficacy endpoints requested by the FDA. If the results of such trials are unfavorable and demonstrate a previously undetected risk or provide new information that puts patients at risk, or if we fail to complete such trials as instructed by the FDA, this could result in receiving a warning letter from the FDA and the loss of the approval to market the product in the United States and other countries, or the imposition of restrictions, such as additional labeling, with a resulting loss of sales. Furthermore, there can be no assurance that the FDA will accept the results of any post-marketing commitment study, such as the results of the KEDRAB study, and under certain circumstances the FDA may require a subsequent study. Other products we develop may face similar requirements, which would require additional resources and which may not be successful. We may also receive approval that is conditioned on successful additional data or clinical development, and failure in such further development may require similar changes to our product label or result in revocation of our marketing authorization.

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

Sales of products supplied by Biotest A.G., Chiesi Farmaceutici S.p.A and Bio Products Laboratories Ltd. (“BPL”), which are sold in our Distribution segment, together represented approximately 25%, 22% and 19% of our total revenues for the years ended December 31, 2021, 2020 and 2019, respectively. While we have distribution agreements with each of our suppliers, these agreements do not obligate these suppliers to provide us with minimum amounts of our Distribution segment products. Purchases of our Distribution segment products from our suppliers are typically on a purchase order basis. We work closely with our suppliers to develop annual forecasts, but these forecasts are not obligations or commitments. However, if we fail to submit purchase orders that meet our annual forecasts or if we fail to meet our minimum purchase obligations, we could lose exclusivity or, in certain cases, the distribution agreement could be terminated.

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

The Israeli market for drug products includes a relatively small number of HMOs and several hospitals. Sales to Clalit Health Services, an Israeli HMO, accounted for approximately 42%, 41% and 47% of our Distribution Segment revenues in the years ended December 31, 2021, 2020 and 2019, respectively.

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

Certain of our agreements in the Distribution segment, including agreements for distribution of biosimilar product candidates, require us to make milestone payments in advance of product launch. In some cases, we may not be able to obtain reimbursement for such payments. To the extent that we are not ultimately able to recoup these payments, our business, financial position and results of operations may be adversely affected.

We face significant competition in our Distribution segment from companies with greater financial resources.

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

In 2020 and 2021, we entered into agreements with respect to planned distribution in Israel of certain biosimilar product candidates. Biosimilar products are highly similar to biological products already licensed for distribution by the FDA, EMA or any other relevant regulatory agency, notwithstanding minor differences in clinically inactive components, and that they have no clinically meaningful differences, as compared to the marketed biological products in terms of the safety, purity and potency of the products. The similar nature of a biosimilar and a reference product is demonstrated by comprehensive comparability studies covering quality, biological activity, safety and efficacy.

In order to launch biosimilar products in Israel we would need to obtain IMOH marketing authorization, which will be subject to prior authorization to be obtained by the manufacturer of the biosimilar product from the FDA or the EMA. Even if an FDA or EMA authorization is provided, there can be no assurance that the IMOH will accept such authorization as a reference and will grant us the authorization to distribute such biosimilar products in the Israeli market. In the event we will not be able to obtain the necessary marking authorization to launch the products, we may not generate the expected sale and profitability from these products, which could have a material adverse impact on our business, financial condition or results of operations.

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

While we initiated the development of our investigational Anti-SARS-CoV-2 IgG product in the wake of the COVID-19 pandemic, due to the lengthy and costly development and required regulatory process as well as the dependency on continued collection and supply of plasma from COVID-19 convalescent patients and competitive landscape, we may not be able to supply our product prior to the potential wind-down of the pandemic.

As a result of the COVID-19 pandemic we have encountered delays in patient recruitment into our pivotal Phase 3 InnovAAT clinical study conducted at a first study site in Europe and it has impacted and may continue to impact our ability to open additional study sites in the United States and Europe.

During December 2019, we announced that the first patient was randomized in Europe into our pivotal Phase 3 InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial designed to assess the efficacy and safety of Inhaled AAT in patients with AATD and moderate lung disease. Under the study design, up to 250 patients will be randomized 1:1 to receive either Inhaled AAT at a dose of 80mg once daily, or placebo, over two years of treatment. Enrolment into the trial continued through February 2020, however, thereafter was temporarily halted due to the impact of COVID-19 pandemic on healthcare systems. Although we resumed recruitment to the study, the COVID-19 pandemic has slowed down the rate of recruitment and the current pandemic situation mainly across Europe affects our ability to meet recruitment targets in time. While we plan to open a few new study sites despite the continuation of the pandemic, there can be no assurance that we will be able to open any additional sites or significantly increase the rate of patient recruitment. This situation may cause a material delay in completing this study, or otherwise may require us to halt the study completely or reduce the overall size of the study, which might not be acceptable by the FDA and/or EMA. These circumstances may affect our ability to complete the study successfully or may prevent us from having sufficient information to file for and obtain regulatory approval for this product by the FDA, EMA or any other relevant regulatory agency.

We may encounter unforeseen events that delay or prevent us from receiving regulatory approval for our product candidates.

We have experienced unforeseen events that have delayed our ability to receive regulatory approval for certain of our product candidates, and may in the future experience similar or other unforeseen events during, or as a result of, preclinical testing or the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including the following:

●	delays may occur in obtaining our clinical materials;

●	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or to abandon strategic projects;

●	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower or more difficult than we anticipate (due to various reasons including challenges that may be imposed as a result of events outside our control, such as the COVID-19 pandemic which resulted in a significant slow-down in patient recruitment to our on-going Inhaled AAT Phase 3 study), or participants may withdraw from our clinical trials at higher rates than we anticipate;

●	delays may occur in reaching agreement on acceptable clinical trial agreement terms with prospective sites or obtaining institutional review board approval;

●	our strategic partners may not achieve their clinical development goals and/or comply with their relevant regulatory requirements, which could affect our ability to conduct our clinical trials or obtain marketing authorization;

●	we may be forced to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

●	regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

●	regulators may not authorize us to commence or conduct a clinical trial within a country or at a prospective trial site, or according to the clinical trial outline we propose;

●	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

●	the cost of our clinical and preclinical trials may be greater than we anticipate;

●	an audit of preclinical tests or clinical studies by the FDA, the EMA, the regulatory authorities in Israel or other regulatory authorities may reveal noncompliance with applicable regulations, which could lead to disqualification of the results of such studies and the need to perform additional tests and studies; and

●	our product candidates may not achieve the desired clinical benefits, or may cause undesirable side effects, or the product candidates may have other unexpected characteristics.

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

Our ability to enroll patients in our clinical trials in sufficient numbers and on a timely basis is subject to several factors, including the size of the patient population, the time of year during which the clinical trial is commenced, the hesitance of certain patients to leave their current standard of care for a new treatment, and the number of other ongoing clinical trials competing for patients in the same indication and eligibility criteria for the clinical trial. During 2020 and 2021, we encountered challenges to recruit patients to our ongoing pivotal Phase 3 InnovAAT clinical study as a result of the COVID-19 pandemic, resulting in significant delays in recruitment. In addition, patients may drop out of our clinical trials at any point, which could impair the validity or statistical significance of the trials.  Delays in patient enrollment or unexpected drop-out rates may result in longer development times.

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

Accordingly, there can be no assurance that the continued development of our Inhaled AAT and any other product candidate will be successful and will result in an FDA and/or EMA approvable indication.

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

Lastly, we rely on PARI to ensure that the eFlow device is not violating or infringing on any third party intellectual property or patents. PARI’s inability to ensure its freedom to operate may have a significant effect on our ability to continue the development of our Inhaled AAT product candidate as well as potentially commercializing it.

Risks Related to Our Operations and Industry

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

Furthermore, while physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by the FDA, EMA, the IMOH or other regulators. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by manufacturers on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, failure to follow FDA, EMA, the IMOH or similar authorities in other jurisdictions rules and guidelines relating to promotion and advertising can lead to other negative consequences that could hurt us, such as the suspension or withdrawal of an approved product from the market, enforcement letters, and corrective actions. Other regulatory authorities may separately impose penalties including, but not limited to, fines, disgorgement of money, operating restrictions, or criminal prosecution.

Regulatory inspections or audits conducted by regulatory bodies and our partners may lead to monetary losses and inability to adequately manufacture or sell our products.

The regulatory authorities, including the FDA, EMA, the IMOH, as well as our partners may, at any time and from time to time, audit or inspect our facilities. Such audits or inspections may lead to disruption of work, and if we fail to pass such audits or inspections, the relevant regulatory authority or partner may require remedial measures that may be costly or time consuming for us to implement and may result in the temporary or permanent suspension of the manufacture, sale and distribution of our products.

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

For example, the FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also requires companies whose securities are listed in the United States to comply with certain accounting provisions. For example, such companies must maintain books and records that accurately and fairly reflect all transactions of the company, including international subsidiaries, and devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the U.S. Department of Justice, and the U.S. Securities and Exchange Commission (the “SEC”) is involved with enforcement of the books and records provisions of the FCPA.

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

We rely on a single manufacturing facility in Beit Kama, which is located in southern Israel, approximately 20 miles east of the Gaza Strip. A significant part of our revenues in our Proprietary Products segment were derived, and are expected to continue to be derived from products manufactured at this facility and some of the products that are imported by us under our Distribution segment, are packed and stored in this manufacturing facility. If this facility were to suffer an accident or a force majeure event such as war, terrorist attack, earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators or similar event, or contamination, our revenues would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials, work in process or finished goods and imported products inventory and our ability to operate our business would be harmed. In addition, in any such event, the reconstruction of our manufacturing facility and storage facilities, and the regulatory approval of the new facilities could be time-consuming. During this period, we would be unable to manufacture our plasma-derived protein therapeutics.

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

Failure to maintain the security of protected health information or compliance with security requirements could damage our reputation with customers, cause us to incur substantial additional costs and become subject to litigation.

Pursuant to applicable privacy laws, we must comply with comprehensive privacy and security standards with respect to the use and disclosure of protected health information and other personal information. If we do not comply with existing or new laws and regulations related to protecting privacy and security of personal or health information, we could be subject to litigation costs and damages, monetary fines, civil penalties, or criminal sanctions. We may be required to comply with the data privacy and security laws of other countries in which we operate or from which we receive data transfers.

For example, the General Data Protection Regulation (“GDPR”) which took effect May 25, 2018, has broad application and enhanced penalties for noncompliance. The GDPR, which is wide-ranging in scope, governs the collection and use of personal data in the European Union and imposes operational requirements for companies that receive or process personal data of residents of the European Union. The GDPR may apply to our clinical development operations. In addition, the Israeli Privacy Protection Regulations (Information Security), 2017, which apply to our operations in Israel, require us to take certain security measures to secure the processing of personal data. Furthermore, U.S. federal and state regulators continue to adopt new, or modify existing laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data, including the U.S. Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations (“HIPAA”). These privacy, security and data protection laws and regulations could impose increased business operational costs, require changes to our business, require notification to customers or workers of a security breach, or restrict our use or storage of personal information. Our efforts to implement programs and controls that comply with applicable data protection requirements are likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.

We rely upon our CROs, third party contractors and distributors to process personal information on our behalf, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that their activities are conducted in accordance with privacy regulations and our reliance on such CROs, third-party contractors and distributors does not relieve us of our regulatory responsibilities. While we take reasonable and prudent steps to protect personal and health information and use such information in accordance with applicable privacy laws, a compromise in our security systems that results in personal information being obtained by unauthorized persons or our failure to comply with security requirements for financial transactions could adversely affect our reputation with our clients and result in litigation against us or the imposition of penalties, all of which may adversely impact our results of operations, financial condition and liquidity. In addition, given that the privacy laws and regulations in the jurisdictions in which we operate are new and subject to further judicial review and interpretation, it may be determined at a future time that although we take prudent measures to comply with such laws and regulations, such measures will not be sufficient to meet future elaborations or interpretations of such laws and regulations.

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

In addition, federal, state and foreign governmental authorities are likely to continue efforts to control the price of drugs and reduce overall healthcare costs. For example, CMS issued an interim final rule on November 27, 2020 designed to test whether a Most-Favored-Nation model will help control growth in spending for Medicare Part B drugs without adversely affecting quality of care. This followed an Executive Order issued in September 2020 that directed the Secretary of DHHS to implement new payment models under the Medicare Part B and Part D programs to curb “unfair” and high drug prices in the United States. Ultimately, CMS published a final rule on December 27, 2021 rescinding the Most-Favored-Nation model interim final rule and removing the associated regulatory text effective as of February 28, 2022. Similar federal, state and foreign government efforts in the future could have an adverse impact on our ability to market products and generate revenues in the United States and foreign countries.

On August 6, 2020, the former President of the United States Donald Trump issued the Executive Order on Ensuring Essential Medicines, Medical Countermeasures, and Critical Inputs Are Made in the United States (Executive Order 13944), which required the U.S. government to purchase “essential” medicines and medical supplies produced domestically, rather than abroad. Subsequently, on October 30, 2020 the FDA published a list of essential medicines, medical countermeasures, and critical inputs as required by Executive Order. The FDA has identified around 227 drugs and 96 devices, along with their respective critical inputs or active ingredients, that the FDA believes “are medically necessary to have available at all times” for the public health. Agencies across the federal government are expected to implement the “Buy American” priorities of the Executive Order through initiation of procurement strategies to help strengthen U.S. manufacturing capabilities and focus their efforts and attention on mobilizing domestic production of these specific items. This includes the FDA accelerating approval and clearance of domestically produced medicines and countermeasures, and it may also include contract awards to specific vendors to speed up domestic production. Rabies immune globulin, such as KEDRAB, is included in the list, and given that KEDRAB is manufactured outside the United States, implementation of the “Buy American” priorities of the Executive Order may affect our ability to continue selling the product to governmental agencies in the U.S. market or otherwise require us to invest in acquiring manufacturing capabilities for the product in the U.S., either directly or through contract manufacturing arrangements. On November 27, 2020, the U.S. Trade Representative submitted a proposal to withdraw these drugs and medical devices identified by the FDA from U.S. commitments under the World Trade Organization Government Procurement Agreement (WTO GPA). On April 20, 2021, President Joe Biden ultimately withdrew this proposal. The withdrawal of this proposal allows the U.S. government to continue purchasing foreign-made drugs and medical devices as permitted under the Trade Agreements Act, and effectively counter’s President Trump’s August 2020 Executive Order directing the government to purchase domestically-produced essential drugs and medical devices. However, on January 25, 2021, President Joe Biden issued the Executive Order on Ensuring the Future Is made in All of America by All of America’s Workers (Executive Order 14005) to maximize the use of goods, products, materials produced in, and services offered in the United States, which may affect FDA-related products. The full effect of the Executive Order and the withdrawal of the WTO proposal on our commercial operations and results of operations cannot currently be estimated.

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

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from Medicare and Medicaid programs, if those business arrangements are not appropriately structured; therefore, our arrangements with referral sources must be structured with care to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits and reported in accordance with the Physician Payments Sunshine Act to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing. Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under federal and state False Claims Act statutes and can be entitled to receive a significant portion (often as great as 30%) of total recoveries. Also, violations of the False Claims Act can result in treble damages, and each false claim submitted can be subject to a penalty of up to $$23,331 per claim. Through the Physician Payments Sunshine Act, the healthcare reform law imposes reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to a broad range of payments, ownership interests, and other transfers of value made to certain physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, certified nurse-midwives and certain teaching hospitals. A number of states have similar laws in place and often require reporting for other categories of healthcare professionals, such as nurses. Additional and stricter prohibitions could be implemented by federal and state authorities. Where practices have been found to involve improper incentives to use products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. Many manufacturers have been required to enter into consent decrees, corporate integrity agreements, or orders that prescribe allowable corporate conduct. Failure to satisfy requirements under the FDCA can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct. On November 16, 2020, the U.S. Health and Human Services (HHS) Office of Inspector General (OIG) issued a Special Fraud Alert discussing the fraud and abuse risks associated with payments to physicians related to speaker programs sponsored by pharmaceutical and medical device companies. OIG expressed skepticism regarding the educational value of these industry-sponsored speaker programs and warned of the inherent fraud and abuse risks of these programs.

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

To enhance compliance with applicable health care laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the HHS OIG, have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the U.S. Sentencing Commission Guidelines Manual. Increasing numbers of U.S.-based pharmaceutical companies have such programs. We are in the process of adopting U.S. healthcare compliance and ethics programs that generally incorporate the HHS OIG’s recommendations; however, there can be no assurance that following the adoption of such programs we will avoid any compliance issues.

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

If we fail to comply with our obligations under U.S. governmental pricing programs, we could be required to reimburse government programs for underpayments and could pay penalties, sanctions and fines.

The issuance of regulations and coverage expansion by various governmental agencies relating to the Medicaid rebate program will increase our costs and the complexity of compliance and will be time-consuming. Changes to the definition of “average manufacturer price” (AMP), and the Medicaid rebate amount under the ACA and CMS and the issuance of final regulations implementing those changes has affected and could further affect our 340B “ceiling price” calculations. When we participate in the Medicaid rebate program, we are required to report “average sales price” (ASP), information to CMS for certain categories of drugs that are paid for under Part B of the Medicare program. Future statutory or regulatory changes or CMS binding guidance could affect the ASP calculations for our products and the resulting Medicare payment rate and could negatively impact our results of operations.

Pricing and rebate calculations vary among products and programs, involve complex calculations and are often subject to interpretation by us, governmental or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current AMP and “best price” for the quarter. If we become aware that our reporting for a prior quarter was incorrect or has changed as a result of recalculation of the pricing data, we are obligated to resubmit the corrected data for a period not to exceed twelve quarters from the quarter in which the data originally were due. Any such revisions could have the impact of increasing or decreasing our rebate liability for prior quarters, depending on the direction of the revision. Such restatements and recalculations would increase our costs for complying with the laws and regulations governing the Medicaid rebate program. Price recalculations also may affect the “ceiling price” at which we are required to offer our products to certain covered entities, such as safety-net providers, under the 340B/Public Health Service (PHS) drug pricing program.

In addition, if we are found to have made a misrepresentation in the reporting of ASP, we are subject to civil monetary penalties for each such price misrepresentation and for each day in which such price misrepresentation was applied. If we are found to have knowingly submitted false AMP or “best price” information to the government, we may be liable for civil monetary penalties per item of false information. Any refusal of a request for information or knowing provision of false information in connection with an AMP survey verification would also subject us to civil monetary penalties. In addition, our failure to submit monthly/quarterly AMP or “best price” information on a timely basis could result in a civil monetary penalty per day for each day the information is late beyond the due date. Such failure also could be grounds for CMS to terminate our Medicaid drug rebate agreement, under which we participate in the Medicaid program. In the event that CMS terminates our rebate agreement, no federal payments would be available under Medicaid or Medicare Part B for our covered outpatient drugs. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. We cannot assure that our submissions will not be found by CMS to be incomplete or incorrect.

In order for our products to be reimbursed by the primary federal governmental programs, we must report certain pricing data to the USG. Compliance with reporting and other requirements of these federal programs is a pre-condition to: (i) the availability of federal funds to pay for our products under Medicaid and Medicare Part B; and (ii) procurement of our products by the Department of Veterans Affairs (DVA), and by covered entities under the 340B/PHS program. The pricing data reported are used as the basis for establishing Federal Supply Schedule (FSS), and 340B/PHS program contract pricing and payment and rebate rates under the Medicare Part B and Medicaid programs, respectively. Pharmaceutical companies have been prosecuted under federal and state false claims laws for submitting inaccurate and/or incomplete pricing information to the government that resulted in increased payments made by these programs. Although we maintain and follow strict procedures to ensure the maximum possible integrity for our federal pricing calculations, the process for making the required calculations is complex, involves some subjective judgments and the risk of errors always exists, which creates the potential for exposure under the false claims laws. If we become subject to investigations or other inquiries concerning our compliance with price reporting laws and regulations, and our methodologies for calculating federal prices are found to include flaws or to have been incorrectly applied, we could be required to pay or be subject to additional reimbursements, penalties, sanctions or fines, which could have a material adverse effect on our business, financial condition and results of operations.

To be eligible to have our products paid for with federal funds under the Medicaid and Medicare Part B programs and purchased by certain federal agencies and grantees, we also must participate in the DVA FSS pricing program. To participate, we are required to enter into an FSS contract with the DVA, under which we must make our innovator “covered drugs” available to the “Big Four” federal agencies-the DVA, the DoD, the Public Health Service (including the Indian Health Service), and the Coast Guard-at pricing that is capped under a statutory federal ceiling price (FCP) formula set forth in Section 603 of the Veterans Health Care Act of 1992 (VHCA). The FCP is based on a weighted average wholesale price known as the Non-Federal Average Manufacturer Price (Non-FAMP), which manufacturers are required to report on a quarterly and annual basis to the DVA. Under the VHCA, knowingly providing false information in connection with a Non-FAMP filing can subject us to significant penalties for each item of false information. If we overcharge the government in connection with our FSS contract or Section 703 Agreement, whether due to a misstated FCP or otherwise, we are required to disclose the error and refund the difference to the government. The failure to make necessary disclosures and/or to identify contract overcharges can result in allegations against us under the False Claims Act and other laws and regulations. Unexpected refunds to the government, and responding to a government investigation or enforcement action, can be expensive and time-consuming, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

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

In December 2013, we signed a collective bargaining agreement with the employees’ committee established by our employees at our Beit Kama production facility in Israel and the Histadrut (General Federation of Labor in Israel) (“Histadrut”), which expired in December 2017. In November 2018, we signed a further collective bargaining agreement with the employees’ committee and the Histadrut, which expired in December 2021, and we are currently in negotiations with the employees’ committee on a new collective bargaining agreement. On March 3, 2022, during the course our negotiations with the Histadrut and the employees’ committee on the extension of the collective bargaining agreement, the employee’s committee elected to declare a labor dispute. We have experienced labor disputes and work stoppages in the past and in July 2018, during the course of our negotiations with the Histadrut and the employees’ committee on the extension of the initial collective bargaining agreement beyond the December 2017 expiration, the employee’s committee commenced a labor strike, which continued for approximately one month. As a result of the labor strike, in the year ended December 31, 2018, we had a $1.8 million write-off of indirect manufacturing costs and $0.8 million of process materials scraps. In December 2020, during the course of our negotiations with the Histadrut and the employees’ committee on severance remuneration for employees who may be laid-off as part of the workforce down-sizing as a result of the transfer of GLASSIA manufacturing to Takeda that we implemented during 2021, the employee’s committee declared a labor dispute, which was subsequently concluded during February 2021 following the execution of a special collective bargaining agreement governing such severance terms. Any future disputes with the employees’ committee and the Histadrut over the implementation or the interpretation or the renewal of the collective bargaining agreement may lead to additional labor costs and/or work stoppages, which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

Following the establishment of our U.S. commercial operations through our subsidiaries Kamada Inc. and Kamada Plasma LLC, we have entered into intercompany agreements for the transfer of products, which require us to meet transfer pricing requirements under both Israeli and U.S. tax legislation.

Following the establishment of our U.S. commercial operations through our subsidiaries Kamada Inc. and Kamada Plasma LLC, we have entered into intercompany agreements for the transfer of products. Our intercompany agreements for the sale of products or provision of services are required to be made on an arms-length basis and must comply with transfer pricing provisions of tax laws in Israel and the U.S. In order to determine the adequate transfer pricing arrangement, we are required to perform a transfer pricing study to compare the contemplated intercompany transaction with similar transactions entered into amongst non-related parties. There can be no assurance that the Israeli and/or tax authorities would accept such transfer pricing study when determining our, or any of our subsidiary’s income, profitability and tax assessment. Failure to comply with transfer pricing rules may result in increased tax expenses, penalties and legal actions against us, our subsidiaries or our executive officer.

We may be exposed to tax reporting requirements and tax expense in multiple jurisdictions in which our products are being distributed.

We are incorporated under the laws of the State of Israel and some of our subsidiaries are organized under the laws of Delaware and Ireland and as a result, we are subject to local tax requirements and potential tax expenses in these territories. We store, distribute and sell our Proprietary products in multiple other countries in which we do not have any subsidiaries or physical presence; nevertheless, in some of these countries, pursuant to local legislation, we may be considered as “conducting business activities” which may expose us to certain reporting requirements and potential direct or indirect tax payments. Failure to comply with such local legislation may result in increased tax expenses, penalties and legal actions against us, our subsidiaries or our executive officers.

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

Our patents are due to expire at various dates between 2024 and 2041. However, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting advantages of the patent. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not be issued in a form that will provide us with any competitive advantage. We also cannot guarantee that: any of our present or future patents or patent claims or other intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned; our intellectual property rights will provide competitive advantages or prevent competitors from making or selling competing products; our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties; any of our pending or future patent applications will be issued or have the coverage originally sought; our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; or we will not lose the ability to assert our intellectual property rights against, or to license our technology to, others and collect royalties or other payments. In addition, our competitors or others may design around our patents or protected technologies. Effective protection of our intellectual property rights may also be unavailable, limited or not applied in some countries, and even if available, we may fail to pursue or obtain necessary intellectual property protection in such countries. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents and other intellectual property rights, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In order to preserve and enforce our patent and other intellectual property rights, we may need to make claims, apply certain patent or other regulatory procedures or file lawsuits against third parties. Such proceedings could entail significant costs to us and divert our management’s attention from developing and commercializing our products. Lawsuits may ultimately be unsuccessful, and may also subject us to counterclaims and cause our intellectual property rights to be challenged, narrowed, invalidated or held to be unenforceable.

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

The conduct of our business, our Proprietary and/or Distribution products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. For example, certain of our competitors and other third parties own patents and patent applications in the realm of our biosimilars distribution products, or in areas relating to critical aspects of our business and technology, including the separation and purification of plasma proteins, the composition of AAT, the use of AAT for different indications, and the distribution or use of recombinant or biosimilar pharmaceutical products, and these competitors may in the future allege that we are infringing on their patent rights. We may also be subject to claims that we are infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks, copyrights or trade secrets. Third parties could therefore bring claims against us or our strategic partners that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if such a claim were brought against us, our strategic partners or our manufacturer suppliers for Distribution products, we or they could be forced to permanently or temporarily stop or delay manufacturing, exportation or sales of such product or product candidate that is the subject of the dispute or suit.

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

Risks Related to Our Financial Position and Capital Resources

We have incurred significant losses since our inception and while we were profitable in the five years ended December 31, 2021, we may incur losses in the future and thus may never achieve sustained profitability.

As of December 31, 2021, our cash and cash equivalents and short-term investments were $18.6 million. Since inception, we have incurred significant operating losses including a loss of $2.2 million for the year ended December 31, 2021. While our net profit was $17.1 million and $22.3 million for the years ended December 31 2020 and 2019, respectively, as of December 31, 2021, we had an accumulated deficit of $46.2 million. While we believe that the recent acquisition of a portfolio of four FDA-approved plasma-derived hyperimmune commercial products from Saol represents an important growth driver and revenue source, there can be no assurance that such acquisition will be successful and we may not be able to continue to generate profitability in future years.

Our financial position and operations may be affected as a result of the indebtedness we incurred to partially fund the Saol acquisition.

On November 15, 2021, to partially fund the Saol acquisition, we obtained a $40 million debt facility from Bank Hapoalim B.M., comprised of a $20 million short-term revolving credit facility and a $20 million five-year loan. The indebtedness incurred may have significant adverse consequences on our business, including:

●	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, or other general business purposes;

●	require the use of a substantial portion of our cash to service our indebtedness rather than investing our cash to fund our strategic growth opportunities and plans, working capital and capital expenditures;

●	expose us to the risk of increased interest rates as these borrowings are subject to the Secured Overnight Financing Rate (SOFR), (i) in the case of the long-term loan, SOFR + 2.18%; and (ii) in the case of the credit facility, SOFR + 1.75;

●	limit our flexibility to plan for, or react to, changes in our business and industry;

●	increase our vulnerability to the impact of adverse economic, competitive and industry conditions;

●	prevent us from pledging our assets as collateral, which could limit our ability to obtain additional debt financing;

●	place us at a competitive disadvantage compared to our competitors that have less debt, better debt servicing options or stronger debt servicing capacity; and

●	increase our cost of borrowing.

In addition, the terms of the loan and credit facility contain restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. These restrictive covenants include, among others, limitations on restructuring, the sale of purchase of assets, material licenses, certain changes of control and the creation of floating charges over our property and assets. Under the terms of these facilities, we are also required to maintain certain financial covenants, including minimum equity capital, maximum working capital to debt ratio and minimum debt coverage ratio. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt.

Our business requires substantial capital, including potential investments in large capital projects, to operate and grow and to achieve our strategy of realizing increased operating leverage. Despite our indebtedness, we may still incur significantly more debt.

In order to obtain and maintain FDA, EMA and other regulatory approvals for product candidates and new indications for existing products, we may be required to enhance the facilities and processes by which we manufacture existing products, to develop new product delivery mechanisms for existing products, to develop innovative product additions and to conduct clinical trials. We face a number of obstacles that we will need to overcome in order to achieve our operating goals, including but not limited to the successful development of experimental products for use in clinical trials, the design of clinical study protocols acceptable to the FDA, the EMA and other regulatory authorities, the successful outcome of clinical trials, scaling our manufacturing processes to produce commercial quantities or successfully transition technology, obtaining FDA, EMA and other regulatory approvals of the resulting products or processes and successfully marketing an approved or new product with applicable new processes. To finance these various activities, we may need to incur future debt or issue additional equity. We may not be able to structure our debt obligations on favorable economic terms and any offering of additional equity would result in a dilution of the equity interests of our current shareholders. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

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

As of December 31, 2021, we had cash and short-term investments of $18.6 million. We plan to fund our future operations through continued sale and distribution of our proprietary and distribution products, commercialization and or out-licensing of our pipeline product candidates, and as requires raising additional capital through the sale of equity or debt. These amounts may not be sufficient to complete the research and development of all of our candidates, and there can be no assurances of the financial success of our commercialization activities or our ability to access the equity and debt capital markets on terms acceptable to us, if at all. To the extent we are unable to fund our research and development, our future product development activities could be materially adversely affected.

To service our indebtedness and other obligations, we will require a significant amount of cash and our ability to generate cash depends on many factors beyond our control.

The capability to pay and refinance our indebtedness and to fund working capital requirements and planned capital expenditures will depend on our ability to generate cash in the future. A significant reduction in our operating cash flows resulting from changes in economic conditions, increased competition or other events beyond our control could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our debt and other obligations. If we are unable to service our indebtedness through sufficient cash flows from operations, we will be forced to shift to alternative strategies, which may include the reducing of capital expenditures, the sale of assets, the restructuring or refinancing of our debt or the seeking of additional equity. We cannot assure that these alternative strategies, if any, could be implemented on satisfactory and commercially reasonable terms, that they would provide sufficient funds to make the required payments on our debt or to fund our other liquidity needs.

Risks Related to Our Ordinary Shares

The requirements of being a public company in the United States, as well as in Israel, may strain our resources and distract our management, which could make it difficult to manage our business and could have a negative effect on our results of operations and financial condition.

As a public company whose shares are being traded on Nasdaq and the Tel Aviv Stock Exchange (the “TASE”), we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements is time consuming, and may result in increased costs to us and could have a negative effect on our business, results of operations and financial condition. As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports, and file or make public certain additional information, with respect to our business and financial condition. SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, as our business changes and if we expand either through acquisitions or by means of organic growth, our internal controls may become more complex and we will require significantly more resources to ensure our internal controls remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could impact our financial information and adversely affect our operating results or cause us to fail to meet our reporting obligations. If we identify material weaknesses, the disclosure of that fact, even if quickly remediated, could require significant resources to remediate, expose us to legal or regulatory proceedings, and reduce the market’s confidence in our financial statements and negatively affect our share price.

Additionally, as of December 31, 2018, we were no longer an “emerging growth company,” as defined in the JOBS Act, and are required to comply with additional disclosure and reporting requirements, including, but not limited to, being required to comply with the auditor attestation requirements of Section 404 of SOX (and the rules and regulations of the SEC thereunder). These additional reporting requirements increased our legal and financial compliance costs and cause management and other personnel to divert attention from operational and other business matters to devote substantial time to these public company requirements.

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

Our shareholders may experience significant dilution as a result of any additional financing using our equity securities or may experience a decrease in the share price due to sales of our equity securities.

To the extent that we raise additional funds to fund our activities through the sale of equity or securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares or substantially similar securities, your ownership interest will be diluted. Any additional capital raised through the sale of equity securities will likely dilute the ownership percentage of our shareholders.

Future sales of ordinary shares by affiliates could cause our share price to fall.

The FIMI Opportunity Funds own 9,452,708 of our outstanding ordinary shares (representing an ownership percentage of 21.1% of the outstanding shares and 20.45% on a fully diluted basis). Pursuant to a registration rights agreement we entered into with FIMI Opportunity Funds on January 20, 2020, they have “demand” and “piggyback” registration rights covering the ordinary shares of our company held by them. All shares of FIMI Opportunity Funds sold pursuant to an offering covered by a registration statement would be freely transferable. Sales of a substantial number of shares of our ordinary shares, or the perception that the FIMI Opportunity Funds may exercise their registration rights, could put downward pressure on the market price of our ordinary shares and could impair our future ability to raise capital through an offering of our equity securities.

The significant share ownership positions and board representation of the FIMI Opportunity Funds, Leon Recanati and Jonathan Hahn may limit our shareholders’ ability to influence corporate matters.

The FIMI Opportunity Funds (three of whose partners are members of our board of directors, one of which serves as our Chairman), Leon Recanati and Jonathan Hahn, members of our board of directors, beneficially owned, directly and indirectly, approximately 21.1%, 8.0% and 4.3% of our outstanding ordinary shares, respectively, as of March 15, 2022. For additional information, see “Item 6. Directors, Senior Management and Employees — Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” Accordingly, the FIMI Opportunity Funds, Leon Recanati, and the Hahn family through their equity ownership and board representation, individually and collectively, have significant influence over the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed acquisition, merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares. On March 6, 2013, a shareholders agreement was entered into, effective March 4, 2013, pursuant to which Mr. Recanati and any company controlled by him (collectively, the “Recanati Group”), on the one hand, and Damar Chemicals Inc. (“Damar”), TUTEUR S.A.C.I.F.I.A (“Tuteur”) (companies controlled by the Hahn family) and their affiliates (collectively, the “Damar Group”), on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company. We are not party to such agreement or bound by its terms. As a result of such voting agreement, the Recanati Group and the Damar Group and their affiliates together have significant influence over the election of directors of the company.

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

As we are a “foreign private issuer” and follow certain home country corporate governance practices instead of otherwise applicable Nasdaq corporate governance requirements, our shareholders may not have the same protections afforded to shareholders of domestic U.S. issuers that are subject to all Nasdaq corporate governance requirements.

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

We are incorporated under Israeli law and our principal offices and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been terrorist activity with varying levels of severity over the years. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our ability to manufacture and deliver products to customers could be materially adversely affected. Additionally, the operations of our Israeli suppliers and contractors may be disrupted as a result of hostile action or hostilities, in which event our ability to deliver products to customers may be materially adversely affected.

Our commercial insurance does not cover losses that may occur as a result of events associated with war. Losses resulting from acts of terrorism may be partially covered under certain circumstance. Although the Israeli government currently covers certain value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our sales to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2021, we had 357 employees based in Israel. Certain of our Israeli employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to their, or their spouse’s, military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

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

In order to remain eligible for the tax benefits of a Privileged Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and must also comply with the conditions set forth in the tax ruling. These conditions include, among other things, that the production, directly or through subcontractors, of all our products should be performed within certain regions of Israel. If we do not meet these requirements, the tax benefits would be reduced or canceled and we could be required to refund any tax benefits that we received in the past, in whole or in part, linked to the Israeli consumer price index, together with interest. Further, these tax benefits may be reduced or discontinued in the future. For example, while we do not expect that the transfer of manufacturing of GLASSIA to Takeda would result in the reduction or loss of these tax benefits, according to the tax ruling that we obtained, we may lose those benefits if it is determined that we do not comply with the conditions set forth in the tax ruling. If these tax benefits are canceled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 25% in 2016, it decreased to 24% in 2017 and further decreased to 23% in 2018 and thereafter. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

In the future, we may not be eligible to receive additional tax benefits under the Investment Law if we increase certain of our activities outside of Israel. Additionally, in the event of a distribution of a dividend from the abovementioned tax exempt income, in addition to withholding tax at a rate of 20% (or a reduced rate under an applicable double tax treaty), we will be subject to tax on the otherwise exempt income (grossed-up to reflect the pre-tax income that we would have had to earn in order to distribute the dividend) at the corporate tax rate applicable to our Approved/Privileged Enterprise’s income, which would have been applied had we not enjoyed the exemption. Similarly, in the event of our liquidation or a share buyback, we will be subject to tax on the grossed up amount distributed or paid at the corporate tax rate which would have been applied to our Privileged Enterprise’s income had we not enjoyed the exemption. Under Israel’s 2021-2022 Budget Law, published on November 15, 2021, in the event of a dividend distribution, earnings that were tax exempt under the historical Approved or Beneficial Enterprise regimes, referred to as “trapped earnings,” must be distributed on a pro-rata basis from any dividend distribution, commencing August 15, 2021. In addition, under a temporary order in force for a one year period from its enactment on November 15, 2021, Israeli companies that have trapped earnings under the historical Approved and Beneficial Enterprise regimes, that are generally subject to a claw-back of the corporate tax rate that was not paid on such earnings upon their distribution, will be able to distribute such earnings with up to a 60% “discount” of the applicable corporate tax rate, but not less than a 6% corporate tax rate. The applicable corporate tax rate is determined based on a formula that considers the ratio of the “released” earnings out of the trapped earnings and the historical corporate tax rate the company was exempt from, and allows the maximum benefit if the entire amount of trapped earnings is to be released. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

Tax matters, including changes in tax laws, adverse determinations by taxing authorities and imposition of new taxes could adversely affect our results of operations and financial condition. Furthermore, we may not be able to fully utilize our net operating loss carryforwards.

We are subject to the tax laws and regulations of the State of Israel and numerous other jurisdictions in which we do business. Many judgments are required in determining our provision for income taxes and other tax liabilities, and the applicable tax authorities may not agree with our tax positions. In addition, our tax liabilities are subject to other significant risks and uncertainties, including those arising from potential changes in laws and/or regulations in the State of Israel and the other countries in which we do business, the possibility of adverse determinations with respect to the application of existing laws, changes in our business or structure and changes in the valuation of our deferred tax assets and liabilities. As of December 31, 2021, we had net operating loss carryforwards (“NOLs”) for tax purposes of approximately $33 million. If we are unable to fully utilize our NOLs to offset taxable income generated in the future, our future cash taxes could be materially and negatively impacted. For further detail regarding our NOLs, see Note 23 in our consolidated financial statements included in this Annual Report.

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

General Risks

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

Changes to the Internal Revenue Code, the issuance of administrative rulings or court decisions could impact our business. On December 22, 2017, federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”) was signed into law. The TCJA provides for significant and wide-ranging changes to the U.S. Internal Revenue Code. Although significant guidance has been issued under the TCJA, many aspects of such legislation that could affect our business remain subject to considerable uncertainty. Further, it is impossible to predict the occurrence or timing of any additional tax legislation or other changes in tax law that materially affect our business or investors. For example, the U.S. House of Representatives has passed a bill that, if passed by the Senate, could have a significant impact on the U.S. tax system. While, at this point, we cannot predict the likelihood of U.S. tax reform in 2022 or beyond, or the specific changes that may be enacted, if U.S. tax reform legislation moves forward, there may be an adverse impact to our business and investors.

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

We own trademarks that identify certain of our products, our business name and our logo, and have registered these trademarks in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, it is possible that third parties may infringe, dilute or otherwise violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, our enforcement against third-party infringers or violators may be unduly expensive and time-consuming, and the outcome may be an inadequate remedy. Even if trademarks are issued to us or to our licensors, they may be challenged, narrowed, cancelled, or held to be unenforceable or circumvented.

Raising additional debt or funds through collaborations or strategic alliances and licensing arrangements may restrict our operations or require us to relinquish rights.

To the extent that we raise additional funds to fund our activities through debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

The Russian invasion of Ukraine may have a material adverse impact on us.

Commencing in 2021, Russian President Vladimir Putin ordered the Russian military to begin massing thousands of military personnel and equipment near its border with Ukraine and in Crimea, representing the largest mobilization since the illegal annexation of Crimea in 2014. President Putin has initiated troop movements into the eastern portion of Ukraine and continues to threaten an all-out invasion of Ukraine. On February 22, 2022, the United States and several European nations announced sanctions against Russia in response to Russia’s actions. On February 24, 2022, President Putin commenced a full-scale invasion of Russia’s pre-positioned forces into Ukraine, which could have a negative impact on supply chains and the economy and business activity globally. Furthermore, the conflict between the two nations and the varying involvement of the United States and other NATO countries could preclude prediction as to their ultimate adverse impact on global economic and market conditions, and, as a result, presents material uncertainty and risk with respect to our operations and the price of our shares.

Additionally, given the recent sanctions imposed on Russia we may not be able to continue and supply our products to our Russian distributor, and even if we will be able to continue the supply of product, there can be no assurance that our distributor may be able to pay us for such products given the recent actions taken by the Russian government to seize all international foreign currency payments. Our revenues, profitability and financial condition may be effected if we are unable to continue to sell our products to the Russian market and/or are not able to collect due proceeds from previous and/or future product sales.

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

Business Overview

We are a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. Our strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived and biopharmaceutical markets.

We operate in two segments: the Proprietary Products segment, which includes six FDA approved plasma-derived biopharmaceutical products (including the recently acquired portfolio of four FDA approved products) as well as additional plasma-derived products that we market internationally in more than 30 countries. We manufacture our proprietary products at our cGMP compliant FDA-approved production facility located in Beit Kama, Israel, using our proprietary platform technology and know-how for the extraction and purification of proteins and IgGs from human plasma, as well as at third party contract manufacturing facilities, and the Distribution segment, in which we leverage our expertise and presence in the Israeli market by distributing more than 20 pharmaceutical products manufactured by third parties for use in Israel.

As part of our strategy, we recently completed two acquisitions. In November 2021, we acquired a portfolio of four FDA approved plasma-derived hyperimmune commercial products – CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF – from Saol, a specialty pharmaceutical company focused on addressing the medical needs of underserved or unserved patient populations. The combined annual global revenue of the acquired portfolio in 2021 was approximately $41.9 million, of which our revenue was approximately $5.4 million and represents the sales generated from the date of consummation of the transaction through December 31, 2021. Approximately 75% and 21% of the 2021 annual sales of the acquired portfolio were generated in the U.S. and Canada, respectively. In March 2021, we completed the acquisition of the FDA licensed plasma collection center and certain related assets from the privately held B&PR based in Beaumont, Texas, which specializes in the collection of hyper-immune plasma used in the manufacture of Anti-D products. See below “— Recent Acquisitions.” We are committed to growing our hyperimmune immunoglobulins (IgG) portfolio and our plasma collection capabilities, and believe these acquisitions are a significant strategic step in that direction.

In addition to the recently acquired products portfolio, our Proprietary products includes GLASSIA, an intravenous AAT product that is indicated for chronic augmentation and maintenance therapy in adults with emphysema due to AATD, KAMRAB/KEDRAB, a plasma-derived hyper-immunoglobulin for prophylactic treatment against rabies infection administered to patients after exposure to a suspected rabid animal, KAMRHO (D) intramuscular (“IM”) for prophylaxis of hemolytic disease of newborns, and KAMRHO (D) IV for treatment of immune thermobocytopunic purpura (“ITP”), as well as two types of anti-snake venom derived from equine plasma.

We market GLASSIA in the United States through a strategic partnership with Takeda. Our 2021 revenues from the sale of GLASSIA to Takeda totaled $26.2 million, as compared to $64.9 million and $68.1 million during 2020 and 2019, respectively. In addition, during 2021 we recognized revenues of $5.0 million on account of a sales milestone due from Takeda. During 2021, Takeda completed the technology transfer of GLASSIA manufacturing to its facility in Belgium and received the required FDA approval, and initiated its own production of GLASSIA for the U.S. market. In addition, during 2021, Takeda obtained a marketing authorization approval for GLASSIA from Health Canada. Commencing 2022, Takeda will pay us royalties, on sales, in the U.S. and Canadian markets of GLASSIA manufactured by Takeda, at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. Based on current GLASSIA sales and forecasted future growth, we expect to receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040. We also market GLASSIA in other counties through local distributors. Total revenues derived from sales of GLASSIA in all other countries during 2021 was $7.6 million, as compared to $5.5 million and $5.5 million during 2020 and 2021, respectively.

We market KAMRAB in the United States under the trademark “KEDRAB” through a strategic distribution and supply agreement with Kedrion. Our 2021 revenues from sales of KEDRAB to Kedrion totaled $11.9 million as compared to $18.3 million and $16.4 million during 2020 and 2019, respectively. Sales of KEDRAB by Kedrion in the United States during the year 2021, 2020 and 2019 totaled $24.7 million, $23.7 million and $31.4 million, respectively. Based on information provided by Kedrion, these sales represent approximately 27%, 23% and 20% share of the relevant U.S. market in each of these years, respectively. The reduction of sales of KEDRAB to Kedrion during 2021 was a result of relatively higher level of inventory of product at Kedrion as of December 31, 2020, which was due to reduced KEDRAB sales by Kedrion during 2020 (as noted above) as a result of the effect of the COVID-19 pandemic.

Our 2021 revenues from the sales of the remaining Proprietary products, including KAMRAB (outside the U.S. market), KAMRHO (D) IM and IV, the anti-snake venom, as well as our development stage Anti-SARS-CoV-2 IgG product totaled $18.4 million, as compared to $11.2 million and $7.1 million during 2020 and 2019, respectively.

Our Distribution segment is comprised of sales in Israel of pharmaceutical products manufactured by third parties. Most of the revenues generated in our Distribution segment are from plasma-derived products manufactured by European companies, and its sales represented approximately 84%, 89% and 81% of our Distribution segment revenues for the years ended December 31, 2021, 2020 and 2019, respectively. Over the past several years we continued to extend our Distribution segment products portfolio to non-plasma derived products, including recently entering into an agreement with Alvotech and two additional companies for the distribution in Israel of eleven different biosimilar products which, subject to EMA and subsequently IMOH approvals, are expected to be launched in Israel between the years 2022 and 2028. We estimate the potential aggregate peak revenues, achievable within several years of launch, generated by the distribution of all eleven biosimilar products to be more than $40 million annually.

In addition to our commercial operation, we invest in research and development of new product candidates. Our leading investigational product is Inhaled AAT for AATD, for which we are continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. We have additional product candidates in early development stage. For additional information regarding our research and development activities, see “— Our Development Product Pipeline.”

We continue to focus on driving profitable growth through expanding our growth catalysts which include: investment in the commercialization and life cycle management of the newly acquired products portfolio, including growing the acquired portfolio’s revenues in new geographic markets; continued market share growth for KEDRAB in the U.S. market; expanding sales of GLASSIA and our other Proprietary products in ex-U.S. markets, including registration and launch of the products in new territories; generating royalties from GLASSIA sales by Takeda; expanding our plasma collection capabilities in support of our growing demand for hyper-immune plasma as well as sales of normal source plasma to other plasma-derived manufacturers, ; continued increase of our Distribution segment revenues specifically through launching the eleven biosimilar products in Israel; and leveraging our FDA-approved IgG platform technology, manufacturing, research and development expertise to advance development and commercialization of additional product candidates, including our investigational Inhaled AAT product, and identify potential partners for this product.

We currently expect to generate fiscal year 2022 total revenues in the range of $125 million to $135 million which would represent a 20% to 30% growth compared to fiscal year 2021. We also anticipate generating EBITDA, during 2022, at a rate of 12% to 15% of total revenues, representing more than 2.5x of the EBITDA for the year ended December 31, 2021.

Recent Acquisitions

Acquisition of IgG portfolio

In November 2021, we acquired a portfolio of four FDA approved plasma-derived hyperimmune commercial products from Saol. For a description of the four products acquired from Saol, CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF, see below “— Our Commercial Product Portfolio — Proprietary Products Segment.” The acquisition of this portfolio furthers our core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden our portfolio offering in existing markets. Our wholly owned U.S. subsidiary, Kamada Inc., will be responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers.

Under the terms of the agreement, we paid Saol a $95 million upfront payment, and agreed to pay up to an additional $50 million of contingent consideration subject to the achievement of sales thresholds for the period commencing on the acquisition date and ending on December 31, 2034. We may be entitled for up to $3.0 million credit deductible from the contingent consideration payments due for the years 2023 through 2027, subject to certain conditions as defined in the agreement between the parties. In addition, we acquired inventory valued at $14.4 million and agreed to pay the consideration to Saol in ten quarterly installments of $1.5 million each or the remaining balance at the final installment.

To partially fund the acquisition costs, we obtained a $40 million financing facility from the Israeli Bank Hapoalim B.M., comprised of a $20 million five-year loan and a $20 million short-term revolving credit facility. For information regarding the financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facility and Loan Agreement with Bank Hapoalim B.M.”.

In connection with the acquisition, we entered into a transition services agreement with Saol, which defines the services and support to be provided by Saol to us for a defined period (including, managing sales and distribution, payment collection, logistics management, price reporting, regulatory affairs, medical inquiries, quality control complaints and pharmacovigilance), in order to secure the smooth transfer of the acquired assets and related commitments. The term of the transition services agreement for most services is estimated between three to six months following the closing of the acquisition. During the transition period, we will recruit staff as needed, and will gradually assume all operation responsibility related to the acquired products, including distribution and sales, quality procedures, supply chain activities, regulatory and finance related issues. The cost for services provided under the transition services agreement is based on the actual work to be performed by Saol, with monthly workload adjustments, and pass-through costs.

Pursuant to an earlier engagement with Saol, during 2019, we initiated technology transfer activities for transitioning CYTOGAM manufacturing to our manufacturing facility in Beit Kama, Israel. The process is already well underway, and we expect to receive FDA approval for manufacturing of CYTOGAM and initiate commercial manufacturing of the product in early 2023. As a result of the consummation of the IgG portfolio acquisition, which included the acquisition of all rights relating to CYTOGAM, the previous engagement with Saol with respect to this product expired.

In connection with the acquisition, we assumed a contract manufacturing agreement with Emergent for the manufacturing of HEPAGAM B, VARIZIG and WINRHO SDF. We expect to continue manufacturing these products with Emergent in the foreseeable future, while initiating in parallel a technology transfer project for transitioning the manufacturing of these products to our manufacturing facility in Beit Kama, Israel. The initiation of such technology transfer project is subject to executing an amendment to the manufacturing services agreement with Emergent covering the technology transfer related services and scope. We anticipate that once initiated, such project may be completed within three to five years.

BP&R Acquisition

In March 2021, we completed the acquisition of the FDA licensed plasma collection center and certain related assets from the privately held B&PR based in Beaumont, Texas, which specializes in the collection of hyper-immune plasma used in the manufacturing of KAMRHO (D) IV and IM products. Plasma-derived Anti-D products are being used for prophylaxis of hemolytic disease of newborns, and for the treatment of ITP. B&PR’s plasma collection center is one of the few FDA-licensed centers in the U.S. producing the raw materials required for these products. The acquisition, for a total consideration of approximately $1.61 million, was consummated through Kamada Plasma LLC, a newly formed wholly owned subsidiary of the Company, which operates our plasma collection activity in the United States. The acquisition of B&PR’s plasma collection center represented our entry into the U.S. plasma collection market. We are in the process of significantly expanding our hyperimmune plasma collection capacity by investing in this plasma collection center in Beaumont, Texas, while initiating a project to leverage our FDA license to establish a network of new plasma collection centers in the United States, with the intention to collect normal source as well as hyperimmune specialty plasma required for manufacturing of our other Proprietary IgG products including KAMRAB/KEDRAB as well as for some of the products included in our recently acquired products portfolio.

COVID-19

The global COVID-19 pandemic affected economic activity worldwide and led, among other things, to a disruption in the global supply chain, a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries worldwide as well as a decrease in the value of financial assets and commodities across all markets in Israel and the world. As a result of the COVID-19 pandemic, we have experienced a reduction in inbound and outbound international delivery routes, which have caused, delays in receipt of raw material and shipment of finished product. Our business activity and commercial operations were affected by these factors, and we have taken several actions to ensure our manufacturing plant remains operational with limited disruption to our business continuity. We increased our inventory levels of raw materials through our suppliers and service providers to appropriately manage any potential supply disruptions and secure continued manufacturing. In addition, we are actively engaging freight carriers to ensure inbound and outbound international delivery routes remain operational and identify alternative routes, if needed. We comply with the State of Israel mandates and recommendations with respect to work-force management and have taken several precautionary health and safety measures to safeguard our employees and continue to monitor and assess orders issued by the State of Israel and other applicable governments to ensure compliance with evolving COVID-19 guidelines.

COVID-19 related disruption had various effect on our business activities, commercial operation, revenues and operational expenses. However, as a result of the actions taken, our overall results of operations for the year ended December 31, 2021 were not materially affected. While there is an evident trend of recovery from the pandemic due to the increased vaccination rate of the population, a number of factors including, but not limited to, continued demand for our commercial products, availability of raw materials, financial conditions of our customer, suppliers and services providers, our ability to manage operating expenses, additional competition in the markets that we compete in, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, may have an effect on our future financial position and results of operations. The financial impact of these factors cannot be reasonably estimated at this time due to substantial uncertainty but may materially affect our business, financial condition, and results of operations. We assess the impact of COVID-19 in several possible scenarios and concluded that there are no uncertainties that may cast significant doubt on our ability to continue as a going concern or affect significantly on our liquidity.

Our Commercial Product Portfolio

Our commercial products portfolio includes our proprietary plasma-derived biopharmaceutical products in our Proprietary Products segment, which are marked and sold directly or through local distributers in the U.S., Canada, and additional approximately 30 markets worldwide, as well as licensed products, some of which are plasma-derived, which are marketed and sold by us in our Distribution segment in Israel.

Proprietary Products Segment

Our products in the Proprietary Products segment consist of plasma-derived protein and IgGs therapeutics derived from human plasma that are administered by injection or infusion. Such products include the recently acquired portfolio of four FDA approved products. We also manufacture anti-snake venom products from equine based serum.

Our Proprietary Products sales accounted for approximately 73%, 76% and 77% of our total revenues for the years ended December 31, 2021, 2020 and 2019, respectively. Historically, our leading product in the Proprietary Products segment was GLASSIA; however, as a result of the transition of GLASSIA manufacturing to Takeda which was completed during 2021, revenues from the sale of GLASSIA to Takeda decreased in 2021. Sales of GLASSIA (worldwide, including to Takeda), for the years ended December 31, 2021, 2020 and 2019, accounted for approximately 34%, 53% and 58% of our total revenues, respectively. Sales of GLASSIA to Takeda for further distribution in the U.S. market comprised approximately 25%, 49% and 54% of our total revenues for the years ended December 31, 2021, 2020 and 2019, respectively. In addition, during 2021 we recognized revenues of $5.0 million on account of a sales milestone due from Takeda. Revenues from sales of KEDRAB to Kedrion for further distribution in the U.S. market for the years ended December 31, 2021, 2020 and 2019, accounted for approximately 12%, 14% and 13% of our total revenues, respectively. For the year ended December 31, 2021, revenues from sales of the recently acquired portfolio of four FDA approved products (effective from November 22, 2021), accounted for approximately 5% of our total revenues. Sales of KAMRAB, KAMRHO (D) (IM and IV), the anti-snake venom, as well as our development stage Anti-SARS-CoV-2 IgG product accounted for the substantial balance of total revenues in the Proprietary Products segment for the years ended December 31, 2021, 2020 and 2019.

The following tables lists our Proprietary Products:

Product	Indication	Active Ingredient	Geography
KAMRAB/ KEDRAB	Prophylaxis of rabies disease	Anti-rabies immunoglobulin (Human)	USA, Israel, India, Thailand, El Salvador*, Bosnia***, Russia, Mexico*, Georgia*, Sri Lanka*, Ukraine, Turkey***, Poland***, South Korea***, Canada, Australia, Argentina***, Brazil***, and Chile***.

CYTOGAM	Prophylaxis of Cytomegalovirus (CMV) disease in kidney, lung, liver, pancreas, heart and heart/lung transplants	Cytomegalovirus Immune Globulin Intravenous (Human)	USA, Canada, and Qatar***

WINRHO SDF	Immune thrombocytopenic purpura (ITP) and suppression of rhesus isoimmunization (RH)	Rho(D) immunoglobulin (Human)	USA, Canada, Egypt, Hong Kong, Kuwait, Saudi Arabia, South Korea, Turkey, UAE, Uruguay, and Chile**

HEPAGAM B	Prevention of Hepatitis B recurrence liver transplants and post-exposure prophylaxis	Hepatitis B immunoglobulin (Human)	USA, Canada, Turkey, Israel, Saudi Arabia***, UAE, Bahrain***, and Kuwait*

VARIZIG	Post exposure prophylaxis of Varicella in high risk individuals	Varicella Zoster Immunoglobulin (Human)	USA, Canada, Belgium***, Kuwait***, Netherlands***, Sweden***, UAE***, Norway***, Denmark***, and Estonia***

GLASSIA (or Ventia/Respikam in certain countries)	Intravenous AATD	Alpha-1 Antitrypsin (Human)	USA, Canada**, Israel, Russia, Brazil*, Argentina, Uruguay**, South Africa***, Colombia**, Albania**, Kazakhstan**, and Costa Rica**

KamRho (D) IM	Prophylaxis of hemolytic disease of newborns	Rho(D) immunoglobulin (Human)	Israel, Brazil, India*, Argentina, Paraguay, Chile, Russia, Nigeria*, Sri Lanka*, Thailand*, Costa Rica** and the Palestinian Authority

KamRho (D) IV	Treatment of immune thermobocytopunic purpura	Rho(D) immunoglobulin (Human)	Israel, India* and Argentina*

Snake bite antiserum	Treatment of snake bites by the Vipera palaestinae and the Echis coloratus	Anti-snake venom	Israel

*	We have regulatory approval but did not market the product in this country in 2021.
**	Product was registered, but we have not yet started sales.
***	Product was marketed without registration.

Propriety Products

KamRAB/KEDRAB

KAMRAB is a hyper-immune plasma-derived therapeutic for prophylactic treatment against rabies infection that is administered to patients after exposure to an animal suspected of being infected with rabies. KAMRAB is manufactured at our manufacturing facility in Beit Kama, Israel from plasma that contains high levels of antibodies from donors that have been previously vaccinated by an active rabies vaccine. KAMRAB is administered by a one-time injection, and the precise dosage is a function of the patient’s weight.

According to the World Health Organization, each year more than 29 million people worldwide receive a post-bite rabies vaccination. The U.S. Centers for Disease Control and Prevention (CDC) recommends that post-exposure prophylaxis (PEP) treatment for people who have never been vaccinated against rabies previously should always include administration of both Human Rabies Immuno Globulin (HRIG) and rabies vaccine. According to the CDC, the combination of HRIG and vaccine is recommended for both bite and non-bite exposures, regardless of the interval between exposure and initiation of treatment.

KamRAB has been sold by us in various markets outside the United States through local distributors since 2003 and is currently sold in 15 countries, including Canada where it received marketing approval in November 2018, in various South American markets through the Pan American Health Organization (“PAHO”), the specialized international health agency for the Americas, and in Australia in which it received marketing approval in August 2021.

In July 2011, we signed a strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KAMRAB, pursuant to which Kedrion agreed to bear all the costs required for the Phase 2/3 clinical trials. See “— Strategic Partnerships — Kedrion (KAMRAB/KEDRAB and Anti-SARS-CoV-2).” The results of a phase 2/3 study demonstrated that KAMRAB was non-inferior to the comparator HRIG product in achieving Rabies Virus Neutralizing Antibody (RVNA) levels of ≥0.5 IU/mL on day 14, when each was co-administered with a rabies vaccine. In addition, KAMRAB was found to be well-tolerated with a safety profile similar to that of the comparator HRIG product. Based on these results, in August 2017, we received FDA approval for the marketing of KamRAB in the United States for PEP against rabies infection, and in April 2018 KAMRAB was launched in the United States (under the trademark “KEDRAB”).

In June 2021, the FDA approved a label update for KEDRAB, establishing the product’s safety and effectiveness in children aged 0 to 17 years. The new updates to the KEDRAB label are based on data from the KEDRAB U.S. post marketing pediatric study, the first and only clinical trial to establish pediatric safety and effectiveness of any HRIG in the United States. The KEDRAB U.S. pediatric trial was conducted at two sites, one in Arkansas and another in Rhode Island. The study included 30 pediatric patients (ages 0-17 years old), each of whom received KEDRAB as part of PEP treatment following exposure or suspected exposure to an animal suspected or confirmed to be rabid, and safety follow-up was conducted for up to 84 days. The primary objective of the study was to confirm the safety of KEDRAB in the pediatric population. Secondary objectives included the evaluation of antibody levels and the effectiveness of KEDRAB in the prevention of rabies disease when administered with a rabies vaccine according to the PEP recommended guidelines. No serious adverse events were observed during the study. No incidence of rabies disease or deaths were recorded throughout the 84-day study period. According to the Centers for Disease Control and Prevention data, no children in the United States treated with post-exposure prophylaxis have been reported to have had rabies between 2018 and April 2021, which supports the use of KEDRAB in children.

Our overall revenues from sales of KEDRAB to Kedrion during 2021, 2020 and 2019 were $11.9 million, $18.3 million and $16.4 million, respectively. The reduction of sales of KEDRAB to Kedrion during 2021 was a result of relatively higher level of inventory of product at Kedrion as of December 31, 2020, which was due to reduced KEDRAB sales by Kedrion during 2020 as a result of the effect of the COVID-19 pandemic. Sales of KEDRAB by Kedrion in the United States during 2021, 2020 and 2019 totaled $24.7 million, $23.7 million and $31.4 million, respectively. Based on information provided by Kedrion, these sales represent approximately 27%, 23% and 20% share of the relevant U.S. market in each of these years, respectively. The sales of KEDRAB by Kedrion during 2021 continued to be affected by the COVID-19 pandemic.

CYTOGAM

CYTOGAM (Cytomegalovirus Immune Globulin Intravenous (Human)) (CMV-IGIV) is indicated for prophylaxis of cytomegalovirus (“CMV”) disease associated with the transplantation of the kidney, lung, liver, pancreas and heart. CYTOGAM, approved by the FDA in 1998, is the sole FDA-approved immunoglobulin (IgG) product for this indication, and was acquired by us from Saol in November 2021.

CYTOGAM is administered within 72 hours after transplantation and then at week 2,4,6,8,12 and 16 weeks after transplantation. The precise dosage is adjusted according to patient’s weight. CMV seroprevalence in the US is estimated as 50-80% among adults. CMV is typically passed through direct personal contact. A seropositive status indicates exposure to the virus and development of antibodies against CMV. After initial infection, CMV establishes lifelong latency in the host. Immunocompetent individuals possess few defenses, which protect mostly from infection and clinical symptoms (cell-mediated immunity). Immunocompromised patients, such as transplant patients, are vulnerable to both de novo and reactivation of CMV. In solid organ transplants, seronegative recipients (R-) receiving seropositive organs (D+) have the highest risk of CMV infection and disease. CMV disease incidence in kidney recipients are 2%-19%, but over 25% in high-risk thoracic organ recipients. Lung transplant patients have the highest risk of CMV infection and disease. CYTOGAM can help to re-establish the natural immune function of transplant patients: it modulates and interacts with immune cells exerting a positive immunological balance. Investigational studies have shown that administration of CMV-IGIV is associated with neutralization of free CMV particles, opsonization, specific activation of the immune system, and immunomodulation.

In the U.S., there were more than 40,000 Solid Organ Transplants (“SOT”) procedures performed during 2021. It is projected that number of transplant procedures will continue to grow at a rate of 6.5% over the next five years. Several available antivirals (acyclovir, valacyclovir, ganciclovir and valganciclovir) are being used and are considered efficient in the prevention and treatment of CMV infection. Those are considered standard of care for high-risk patients. As CMV infection in high-risk post-transplant patients can be severe and even life-threatening, we believe that administration of CYTOGAM together with the available antivirals can serve as a preferred option for preventing CMV disease, based on CMV hyperimmune clinical evidence to improve transplant outcomes in combination with antiviral therapy. We believe there is an under-usage of CYTOGAM to prevent CMV disease in SOT due to low awareness of its benefits when used with antiviral therapy for high-risk patients. We intend to promote the awareness for such benefits as we believe that increased awareness can support higher usage rates.

CYTOGAM is registered and sold in the United States and Canada. In addition, CYTOGAM is supplied on a named patient basis without registration in Qatar. We plan to leverage our existing international distribution network to explore the opportunities to register and commercialize the product in other territories. In addition, we may explore label expansion opportunities for the use of CYTOGAM in other indications.

We expect to receive FDA approval for the transfer of the ownership of the U.S. BLA for CYTOGAM during 2022. In addition, the technology transfer process for CYTOGAM manufacturing to our manufacturing facility in Beit Kama, Israel is well underway, and we expect to receive FDA approval for the manufacturing of CYTOGAM and initiate commercial manufacturing of the product in early 2023. Request for approval to transfer the Drug Identification Number (“DIN”) was submitted in March 2022, and once approved, we expect to submit a request to transfer the registration of the product in other international countries as applicable. An approval for the marketing of CYTOGAM, manufactured at our manufacturing facility, in Canada is planned to be submitted during the second half of 2022.

WINRHO SDF

WINRHO SDF is a Rho(D) Immune Globulin Intravenous (Human) product indicated for use in clinical situations requiring an increase in platelet count to prevent excessive hemorrhage in the treatment of non-splenectomies, for Rho(D)-positive children with chronic or acute immune thrombocytopenia (ITP), adults with chronic ITP, and children and adults with ITP secondary to HIV infection. WINRHO SDF is also used for suppression of Rhesus (Rh) Isoimmunization during pregnancy and other obstetric conditions in non-sensitized, Rho(D)-negative women. WINRHO SDF, approved by the FDA in 1995, was acquired by us from Saol in November 2021.

Immune thrombocytopenic purpura (ITP) is a blood disorder characterized by a decrease in the number of platelets - the cells that help blood clot. Recent findings suggest that nearly 20,000 children and adults are newly diagnosed with ITP each year in the United States. Rho(D) immunoglobulin can be an effective option for rapidly increasing platelet counts in patients with symptomatic ITP.

Hemolytic disease of the newborn (HDN) is a blood disorder in a fetus or newborn infant. In some infants, it can be fatal. During pregnancy, Red Blood Cells (RBCs) from the unborn baby can cross into the mother’s blood through the placenta. HDN occurs when the immune system of the mother sees a baby’s RBCs as foreign. Antibodies then develop against the baby’s RBCs. These antibodies attack the RBCs in the baby’s blood and cause them to break down too early. Rho(D) immunoglobulin is administered to pregnant women with Rh-negative women, as prophylactic therapy, to prevent the disease. Rh- negative blood type proportion differentiate from country to country and in the United States 15% of people are Rh-negative.

In the U.S. market WINRHO SDF is used almost solely as treatment of ITP, however due to an FDA black-box warning for Intravascular Hemolysis (IVH) issued in 2011, as well as the introduction of new ITP therapies, its sales in the U.S. market dropped significantly between 2011 to 2017 and have remained relatively flat since. The current use of WINRHO SDF in the U.S. market is for treatment of acute ITP in which it competes mainly with high-dose IVIG. We believe that as the only Rho (D) product positioned in the U.S. for ITP and given its advantage over IVIG in treatment of acute ITP, increasing awareness amongst treating physicians may support higher usage rates.

WINRHO SDF is currently registered and sold in 10 territories including the United States and Canada, as well as Egypt, Hong Kong, Kuwait, Saudi Arabia, South Korea, Turkey, the United Arab Emirates and Uruguay. . In ex-U.S. territories, the product is mainly used to treat HDN, and we plan to leverage our existing international distribution network to register and commercialize the product in other territories.

Request for the transfer of the ownership of the BLA for WINRHO SDF was submitted to the FDA in December 2021 and approval is expected in mid-2022. Request for approval to transfer the ownership of the DIN and approval for us to manufacture or have manufactured the product for marketing was submitted in March 2022, and once approved, we expect to submit a request to transfer the registration of the product in other international countries as applicable.

WINRHO SDF is manufactured by Emergent under a contract manufacturing agreement, which was assigned to us by Saol following the consummation of the acquisition. We expect to continue manufacturing the product with Emergent in the foreseeable future, while initiating in parallel a technology transfer project for transitioning the manufacturing of WINRHO SDF to our manufacturing facility in Beit Kama, Israel. The initiation of such technology transfer project is subject to executing an amendment to the manufacturing services agreement with Emergent covering the technology transfer related services and scope. We anticipate that once initiated, such project may be completed within three to five years.

Our KAMRHO (D) is a comparable product to WINRHO SDF and approved for similar indication. The two products are registered and distributed in different markets.

HEPAGAM B

HEPAGAM B is a hepatitis B Immune Globulin (Human) (HBIg) product indicated to both prevent hepatitis B virus (HBV) recurrence following liver transplantation in hepatitis B surface antigen positive (HBsAg- positive) patients and to provide post-exposure prophylaxis treatment. HEPAGAM B, which was approved by the FDA in 2006 for post-exposure prophylaxis and in 2007 as a prevention therapy, was acquired by us from Saol in November 2021.

Liver transplantation is the treatment of choice for patients with liver failure secondary to chronic hepatitis B. However, liver transplantation is complicated by the risk of recurrent hepatitis B virus infection, which significantly impairs graft and patient survival. Prevention of hepatitis B virus (HBV) reinfection includes use of antiviral therapy, with the addition of hepatitis B immune globulin. HBIG treatment is based upon the rationale that administered antibody will bind to and neutralize circulating virions, thereby preventing graft infection.

In the U.S. market HEPAGAM B is mostly used for post-transplant prophylaxis in which it competes with ADMA Biologics Inc.’s (“ADMA”) Nabi-B product. Given the continued increase in liver transplants in the U.S. as well as several ex-U.S. countries, and with our planned direct marketing efforts we believe product usage may grow.

HEPAGAM B is registered and sold in five territories including the United States, Canada, Turkey, Israel, and the United Arab Emirates. In addition, HEPAGAM B is supplied on a named patient basis without registration in Saudi Arabia and Bahrain. Registration of HEPAGAM B in Saudi Arabia is currently on going.

Request for transfer of the ownership for the BLA of HEPAGAM B was submitted to the FDA in December 2021 and approval is expected in mid-2022. Request for approval to transfer the ownership of the DIN and approval for us to manufacture or have manufactured the product for marketing in Canada was submitted in March 2022, and once approved, we expect to submit a request to transfer the registration of the product in other international countries as applicable.

HEPAGAM B is manufactured by Emergent under a contract manufacturing agreement which was assigned from Saol following the consummation of the acquisition. We expect to continue manufacturing the product with Emergent in the foreseeable future, while initiating in parallel a technology transfer project for transitioning the manufacturing of HEPAGAM B to our manufacturing facility in Beit Kama, Israel. The initiation of such technology transfer project is subject to executing an amendment to the manufacturing services agreement with Emergent covering the technology transfer related services and scope. We anticipate that once initiated, such project may be completed within three to five years.

VARIZIG

VARIZIG [Varicella Zoster Immune Globulin (Human)] is a product that contains antibodies specific for the Varicella zoster virus, and it is indicated for post-exposure prophylaxis of varicella (chickenpox) in high-risk patient groups, including immunocompromised children, newborns, and pregnant women. VARIZIG is intended to reduce the severity of chickenpox infections in these patients. The U.S. Centers for Disease Control (CDC) recommends VARIZIG for post-exposure prophylaxis of varicella for persons at high-risk for severe disease who lack evidence of immunity to varicella. VARIZIG, approved by the FDA in 2013, is the sole FDA-approved IgG product for this indication, and was acquired by us from Saol in November 2021.

Varicella-zoster virus (VZV) causes varicella (chicken pox) and herpes zoster (shingles). Varicella is a common childhood illness. Herpes zoster is caused by VZV reactivation. The incidence of herpes zoster increases with age or immunosuppression. Individuals at highest risk of developing severe or complicated varicella include immunocompromised people, preterm infants, and pregnant women. Varicella zoster immune globulin (human) (VARIZIG) is recommended by the CDC for post-exposure prophylaxis to prevent or attenuate varicella-zoster virus infection in high-risk individuals. VARIZIG may help these vulnerable patients to be defended against serious disease from varicella exposure. It has been demonstrated that post-exposure administration of VARIZIG was associated with low rates of varicella in high-risk patients.

VARIZIG is registered and sold in the United States and Canada. In addition, VARIZIG is supplied on a named patient basis or through a tender in Belgium, Kuwait, Netherlands, Sweden, the United Arab Emirates, Norway, Denmark and Estonia. In Latin America countries, we are participating in a tender for the potential distribution of VARIZIG by the Pan American Health Organization (“PAHO”), which also serves as Regional Office for the Americas of the World Health Organization (“WHO”).

Request for transfer of the ownership for the BLA for VARIZIG was submitted to the FDA in December 2021 and approval is expected in mid-2022. Request for approval to transfer the ownership of the DIN and approval to manufacture or have manufactured the product for marketing in Canada was submitted in March 2022.

VARIZIG is manufactured by Emergent under a contract manufacturing agreement which was assigned from Saol following the consummation of the acquisition. We expect to continue manufacturing the product with Emergent in the foreseeable future, while initiating in parallel a technology transfer project for transitioning the manufacturing of VARIZIG to our manufacturing facility in Beit Kama, Israel. The initiation of such technology transfer project is subject to executing an amendment to the manufacturing services agreement with Emergent covering the technology transfer related services and scope. We anticipate that once initiated, such project may be completed within three to five years.

GLASSIA

GLASSIA is an intravenous AAT product produced from fraction IV plasma that is indicated by the FDA for chronic augmentation and maintenance therapy in adults with emphysema due to congenital AATD. AAT is a naturally occurring protein found in a derivative of plasma known as fraction IV. AAT regulates the activity of certain white blood cells known as neutrophils and reduces cell inflammation. Patients with genetic AATD suffer from a chronic inflammatory state, lung tissue damage and a decrease in lung function. While GLASSIA does not cure AATD, it supplements the patient’s insufficient physiological levels of AAT and is administered as a chronic treatment. As such, the patient must take GLASSIA indefinitely over the course of his or her life in order to maintain the benefits provided by it. GLASSIA is administered through a single weekly intravenous infusion.

In the United States and Europe, we believe that AATD is currently significantly under-diagnosed and under-treated. Based on information published by the Alpha-1 Foundation, there are approximately 100,000 people with AATD in the United States and about the same number in Europe, and we estimate, based on medical literature, that only approximately 10% of all potential cases of AATD are treated. We believe that the primary reasons for this significant gap are the non-availability of AAT products in many countries, under diagnosis of patients suffering from AATD, expensive and protracted registration processes required to commence sales of AAT products in new markets and the absence of insurance reimbursement in various countries. We expect diagnosis of AATD to continue to increase going forward as awareness of AATD increases. Based on a market analysis report from 2020, the estimated annual growth rate of currently approved AATD therapies in the U.S. and the five largest European countries is approximately 6-8%

According to the Centers for Medicare and Medicaid Services, published payment allowance limits for Medicare part B, the average sale price, as of January 2022, of 10 mg of GLASSIA is $4.982, resulting in an annual cost of between $80,000 and $120,000 per each AATD patient. In the United States, in some of the European countries and in Israel, we believe that the majority of the cost of treatment is covered by medical insurance programs.

GLASSIA was the first FDA-approved liquid AAT, which is ready for infusion and does not require reconstitution and mixing before infusion, as is required from most other competing products. Additionally, in June 2016, the FDA approved an expanded label of GLASSIA for self-infusion at home after appropriate training. GLASSIA has a number of advantages over other intravenous AAT products, including the reduction of the risk of contamination during the preparation and infection during the infusion, reduced potential for allergic reactions due to the absence of stabilizing agents, simple and easy use by the patient or nurse, and the possible reduction of the nurse’s time during home visits, in the clinic or in the hospital and the ability to self- infuse at home.

Currently, GLASSIA is registered in eleven countries, and is sold in four of those countries and also is sold in one additional country on a non-registered named-patient basis. The majority of sales of GLASSIA are in the United States, where GLASSIA was approved by the FDA in July 2010 and sales began in September 2010. As part of the approval, the FDA requested that we conduct post-approval Phase 4 clinical trials, as is common in the pharmaceutical industry, aimed at collecting additional safety and efficacy data for GLASSIA. According to our agreement with Takeda (See “— Strategic Partnerships — Takeda (Glassia).”), the Phase 4 clinical trials are financed and managed by Takeda, provided that if the cost of such Phase 4 clinical trials exceeds a pre-defined amount, we will participate in financing such trial up to a certain amount by offsetting such amounts from future milestones, sales of GLASSIA or royalties from Takeda. The first Phase 4 safety study completed enrollment of a total of 30 subject in the U.S. and Canada during 2020 and its clinical study report is being completed and is anticipated to be submitted to the FDA in the first half of 2022. The second Phase 4 efficacy study was initiated during 2016 and was terminated two years after initiation based on the Data and Safety Monitoring Board’s recommendation due to very low recruitment rates. During 2019, Takeda submitted a revised Phase 4 protocol to the FDA. Following several interactions with the FDA with respect to the Phase 4 efficacy study requirements, Takeda decided not to continue to pursue the study.

Through 2021, we marketed GLASSIA in the United States through our partnership with Takeda. Sales to Takeda accounted for approximately 25%, 49% and 54% of our total revenues in the years ended December 31, 2021, 2020 and 2019, respectively. Takeda completed the technology transfer of GLASSIA manufacturing during 2021, received FDA approval for its own manufacturing and initiated its own production of GLASSIA for the U.S. market, Accordingly, based on the agreement between the companies, upon initiation of sales of GLASSIA manufactured by Takeda, it will, commencing 2022, pay royalties to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. While the transition to royalties’ phase will result in a reduction of our revenue from Takeda, we project, based on current GLASSIA sales in the U.S. and forecasted future growth, to receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040.

.

KAMRHO (D)

KAMRHO (D), similar to WINRHO SDF, is indicated for (i) the prevention of hemolytic disease of the newborn (“HDN”), which is a blood disease that occurs where the blood type of the mother is incompatible with the blood type of the fetus; and (ii) a second line treatment of ITP, which is thought to be an autoimmune blood disease in which the immune system destroys the blood’s platelets, which are necessary for normal blood clotting. KAMRHO (D) is produced from hyper-immune plasma and is administered through intra-muscular injection (KAMRHO (D) IM) or through intravenous infusion (KAMRHO (D) IV).

We have completed the registration process for Kam Rho (D) in several countries and we currently sell it in eight countries, including Israel, as well as countries in Latin America, Asia, Africa and Eastern Europe.

Snake Bite Antiserum

Our snake bite antiserum product is used for the treatment of people who have been bitten by the most common Israeli viper (Vipera palaestinae) and by the Israeli Echis (Echis coloratus). The venom of these snakes is poisonous and causes, among other symptoms, severe immediate pain with rapid swelling. These snake bites can lead to death if left untreated. Our snake bite antiserum is produced from hyper-immune serum that has been derived from horses that were immunized against Israeli viper and Israeli Echis venom. This product is the only treatment in the Israeli market for Vipera palaestinae and Echis coloratus snake bites.

We manufacture the snake bite antiserum pursuant to an agreement with the IMOH entered into in March 2009. We completed construction of the production facilities and laboratories for the product, and successfully passed the IMOH inspections. We began production of our snake bite antiserum in August 2011 and commenced sales to the IMOH in 2012. The sale of our snake bite antiserum to the IMOH is conducted on the basis of a tender, unless the IMOH grant an exemption from the tender. Our tender exemption from the IMOH was recently extended until 2025 and we have signed a new agreement with the IMOH.

Distribution Segment

Our Distribution segment is comprised of marketing and sales in Israel of pharmaceutical products manufactured by third parties. We engage third party manufacturers, register their products with the IMOH, import the products to Israel, market, sell and distribute them to local HMOs, hospitals and pharmacists. Our Distribution segment sales accounted for approximately 27%, 24% and 23% of our total revenues for the years ended December 31, 2021, 2020 and 2019, respectively. Our primary products in the Distribution segment include pharmaceuticals for critical care delivered by injection, infusion or inhalation. Currently, most of the revenues generated in our Distribution segment are from products produced from plasma or plasma-derivatives and are manufactured by European companies. IVIG is our primary product in the Distribution segment, comprising approximately 73%, 76% and 62% of total revenues in the Distribution segment for the years ended December 31, 2021, 2020 and 2019, respectively. Sales of IVIG accounted for approximately 20%, 19% and 14% of our total revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

Over the past several years we continued to extend our Distribution segment products portfolio to non-plasma derived products and in December 2019, we entered into an agreement with Alvotech, a global biopharmaceutical company, to commercialize Alvotech’s portfolio of six biosimilar product candidates in Israel, upon receipt of regulatory approval from the IMOH. We have recently added two additional products to the agreement, bringing the total number of products in the portfolio to eight. Alvotech’s pipeline includes biosimilar product candidates aimed at treating autoimmunity, oncology and inflammatory conditions. Subject to approval by the IMOH, we expect to launch the first of these products, Bonsity, in Israel during 2022. Bonsity is a biosimilar candidate to teriparatide, an FDA approved product marketed by Eli Lilly and Company under the brand name Forteo®/Forsteo® for the treatment of osteoporosis in patients with a high risk of fracture. Bonsity received FDA approval. Following receipt of the European Medicines Agency (“EMA”) marketing approval by Alvotech, the remaining seven products included in the agreement are, subject to approval by the IMOH, expected to be launched in Israel during the years 2023-2028. In addition, in January 2021, we announced our entering into agreements with two undisclosed international pharmaceutical companies to commercialize three additional biosimilar product candidates in Israel. Subject to approval by the EMA and subsequently by the IMOH, the three products are expected to be launched in Israel between 2022 and 2026. The two pharmaceutical companies will maintain development, manufacturing and supply responsibilities for these three products.

Based on the projected list price reduction due to increased competition as a result of the launch of the biosimilar products, and anticipated market penetration potential, we estimate the potential aggregate peak revenues from the sale of all eleven products, achievable within several years of launch, to be more than $40 million annually.

The following table sets forth our primary products in the Distribution segment.

Product	Indication	Active Ingredient
Respiratory

BRAMITOB	Management of chronic pulmonary infection due to pseudomonas aeruginosa in patients six years and older with cystic fibrosis	Tobramycin

FOSTER	Regular treatment of asthma where use of a combination product (inhaled corticosteroid and long-acting beta2-agonist) is appropriate	Beclomethasone dipropionate, Formoterol fumarate

PROVOCHOLINE	Diagnosis of bronchial airway hyperactivity in subjects who do not have clinically apparent asthma	Methacholine Chloride

AEROBIKA	OPEP device	None

RUPAFIN	Symptomatic treatment of Allergic rhinitis and Urticaria	Rupatadine

Immunoglobulins

IVIG	Treatment of various immunodeficiency-related conditions	Gamma globulins (IgG) (human)

VARITECT	Preventive treatment after exposure to the virus that causes chicken pox and zoster herpes	Varicella zoster immunoglobulin (human)

ZUTECTRA	Prevention of hepatitis B virus (HBV) re-infection in HBV-DNA negative patients 6 months after liver transplantation for hepatitis B induced liver failure	Human hepatitis B immunoglobulin

HEPATECT CP	Prevent contraction of Hepatitis B by adults and children older than two years	Hepatitis B immunoglobulin (human)

MEGALOTECT CP	Contains antibodies that neutralize cytomegalovirus viruses and prevent their spread in immunologically impaired patients	CMV immunoglobulin (human)

RUCONEST	Treatment of acute angioedema attacks in adults with hereditary angioedema (HAE) due to C1 esterase inhibitor deficiency	Conestat Alfa

Critical Care

HEPARIN SODIUM INJECTION	Treatment of thrombo-embolic disorders such as deep vein thrombosis, acute arterial embolism or thrombosis, thrombophlebitis, pulmonary embolism, fat embolism. Prophylaxis of deep vein thrombosis and thromboembolic events	Heparin sodium

ALBUMIN and ALBUMIN	Maintains a proper level in the patient’s blood plasma	Human serum Albumin

Coagulation Factors

Factor VIII	Treatment of Hemophilia Type A diseases	Coagulation Factor VIII (human)

Factor IX	Treatment of Hemophilia Type B disease	Coagulation Factor IX (human)

Vaccinations

IXIARO	Active immunization against Japanese encephalitis in adults, adolescents, children and infants aged 2 months and older	Japanese encephalitis purified inactivated vaccine

VIVOTIF	Immunization against disease caused by Salmonella Typhi	Typhoid vaccine live oral

Metabolic Disease

PROCYSBI	nephropathic cystinosis in adults and children 1 year of age and older	Cysteamine Biartrate

LAMZEDE	Treatment of alpha-mannosidosis	Velmanase alfa

Oncology

ELIGARD	Management of advanced prostate cancer	Leuprolide acetate

Plasma Collection

As part of our strategy of evolving into a fully integrated specialty plasma company, we established Kamada Plasma LLC, a newly formed wholly owned subsidiary, which operates our plasma collection activity in the United States. In March 2021, we completed the acquisition of the FDA licensed plasma collection center and certain related assets from the privately held B&PR based in Beaumont, Texas, which specializes in the collection of hyper-immune plasma used in the manufacture of Anti-D products.

The acquisition of B&PR’s plasma collection center represented our entry into the U.S. plasma collection market. We intend to leverage this acquisition to enhance our self-sufficiency in terms of plasma supply needs as well as generate sales from commercialization of collected normal source plasma. We are in the process of significantly expanding our hyperimmune plasma collection capacity by investing in the acquired plasma collection center in Beaumont, Texas, while initiating a project to leverage our FDA plasma collection license to establish a network of new plasma collection centers in the United States, commencing in 2022, with the intention to collect normal source plasma for sale to other plasma-derived manufacturers, as well as hyperimmune specialty plasma required for manufacturing of our Proprietary products including KAMRAB/KEDRAB as well as for some of the products included in our recently acquired products portfolio.

Our Development Product Pipeline

Our research and development activities include conducting pre-clinical and clinical trials and other development activities for our Propriety pipeline products, improving existing products and processes, conducting development work at the request of regulatory authorities and strategic partners, as well as communicating with regulatory authorities in regard to our commercial products as well as our clinical programs. We incurred approximately $11.4 million, $13.6 million and $13.1 million in research and development expenses in the years ended December 31, 2021, 2020 and 2019, respectively.

We are in various stages of pre-clinical and clinical development of new product candidates for our Proprietary Products segment.

Inhaled Formulations of AAT for AATD

We are in the process of clinical development of an inhaled formulation of AAT administered through the use of a nebulizer. The nebulizer was developed by PARI. Inhaled AAT for AATD has been designated as an orphan drug for the treatment of AATD in the United States and Europe.

We have been able to leverage our expertise gained from the production of GLASSIA to develop a stable, high-purity Inhaled AAT product candidate for the treatment of AATD. Existing treatment for AATD require weekly intravenous infusions of AAT therapeutics. We believe that Inhaled AAT for AATD, if approved, will increase patient convenience and reduce or replace the need for patients to use intravenous infusions of AAT products, decreasing the need for clinic visits or nurse home visits, improving the patient’s quality of life and reducing medical costs.

If approved, Inhaled AAT for AATD is estimated to be the first AAT product that is not required to be delivered intravenously and instead is administered by a user-friendly, in once daily session.

The current standard care for AATD in the United States and in certain European countries is a weekly intravenous infusion of an AAT therapeutic. We estimate that only 2% of the AAT dose reaches the lung when administered intravenously. We have conducted a U.S. Phase 2 clinical study demonstrating that administration of an inhaled formulation of AAT through inhalation results in greater dispersion of AAT to the target lung tissue, including the lower lobes and lung periphery. Accordingly, the inhaled formulation of AAT requires a significantly lower therapeutic dose, and we believe it would be more effective in reducing inflammation of the lung tissue and inhibiting the uncontrolled neutrophil elastase that causes the breakdown of the lung tissue and the emphysema.

Because of the smaller amount of AAT dose used in Inhaled AAT for AATD (since it is applied directly to the site of action rather than administered systematically), we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and may be more cost effective for patients and payors and may increase our profitability.

We conducted a double-blind randomized placebo controlled Phase 2/3 pivotal trial, under EMA guidance, which was completed at the end of 2013. A total of 168 patients participated in the trial in seven countries in Europe and Canada. Subjects in this trial were administered with a twice daily treatment of Inhaled AAT or equivalent dose of placebo for 50 consecutive weeks. The primary endpoint of the trial was the time from randomization to the first event-based exacerbation with a severity of moderate or severe. Other endpoints, which were secondary and tertiary, included additional exacerbation measures, lung function, lung density measured by CT scan and quality of life. The trial was 80% powered based on the number of exacerbation events collected in the study, in order to detect a difference between the two groups after 50 weeks. A 20% difference between the two groups was required to prove efficacy and was considered clinically meaningful, allowing the decision to prescribe the treatment. An open label extension of an additional 50 weeks on active drug was offered to study participants in most sites once they completed the initial 50-week period. Treatment in the open label extension of the trial was completed in November 2014.

This study did not meet its primary and secondary endpoints. However, lung function parameters, including Forced Expiratory Volume in One Second (“FEV1”) % of Slow Vital Capacity (“SVC”) and FEV1 % predicted, FEV1 (liters) which was collected to support safety endpoints, showed concordance of a potential treatment effect in the reduction of the inflammatory injury to the lung that is known to be associated with a reduced loss of respiratory function.

In accordance with guidance received following the meetings conducted with the European rapporteur and co-rapporteur, we performed several post hoc analyses. Results of the post hoc analyses indicated that after one year of daily inhalation of our Inhaled AAT, clinically and statistically significant improvements were seen in spirometric measures of lung function, particularly in bronchial airflow measurements FEV1 (L), FEV1% predicted and FEV1/SVC. These favorable results were even more evident when analyzing the overall treatment effect throughout the full year.

For lung function, overall effect for one year:

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

During March 2014, we initiated a Phase 2 trial in the United States. The trial was completed in May 2016. This trial was intended to serve as a supplementary trial to the European Phase 2/3 trial and was designed to incorporate parameters required by the FDA. This Phase 2, double-blind, placebo-controlled study explored the ELF and plasma concentration as well as safety of Inhaled AAT in AATD subjects. The subjects received one of two doses of Inhaled AAT or placebo. The study involved the daily inhalation of 80 mg or 160 mg of human AAT or placebo via the eFlow device for 12 weeks. Following the 12-week double blind period, the subjects were offered to participate in an additional 12 weeks open label period during which they receive only Inhaled AAT therapy. In December 2015, we completed the enrollment of patients in the study and in August 2016 we reported positive top-line results, according to which we met the primary endpoint.

AATD patients treated with our Inhaled AAT product in such U.S. Phase 2 clinical trial, demonstrated a significant increase in endothelial lining fluid (“ELF”) AAT antigenic level compared to the placebo group [median increase 4551 nM, p-value<0.0005 (80 mg/day, n=12), and 13454 nM, p-value<0.002 (160mg/day, n=12)]. These results are more than twice the increase of ELF antigenic AAT level (+2600 nM) observed in our previously completed intravenous AAT pivotal study (60mg/kg/week). Antigenic AAT represents the total amount of AAT in the lung, both active and inactive. The study results also showed that our Inhaled AAT is more efficient than IV to restore ELF AAT level within the lung. In addition, ELF Anti-Neutrophil Elastase inhibitory (“ANEC”) level also increased significantly [median increase 2766 nM, p-value<0.0005 (80mg/day) and 3557 nM, p-value<0.004 (160 mg/day)]. The increase in ELF ANEC level was also more than twice that demonstrated in our previously completed IV AAT pivotal study. The ANEC level represents the active AAT that can counterbalance further damage by neutrophil elastase.

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

We filed the MAA for our Inhaled AAT for AATD during the first quarter of 2016 and in June 2017 we withdrew the MAA, as following extensive discussions with the EMA we concluded that the EMA did not view the data submitted as sufficient, in terms of safety and efficacy, for approval of the MAA, and that the supplementary data needed for approval required an additional clinical trial. While the post-hoc data provided by us from the European clinical trial showed a statistically significant and clinically meaningful improvement in lung function, the EMA was of the opinion that an overall positive conclusion on the effect of Inhaled AAT for AATD could not be reached based on that post-hoc analysis, and that the treatment of AATD patients with our Inhaled AAT product should be further evaluated in the clinic in order to obtain comprehensive long-term efficacy and safety data. The EMA was of the opinion that the study failed to show sufficient beneficial effects in the population studied. In addition, there were concerns about the tolerability and safety profile of the AAT, mainly in patients with severe lung disease. In addition, the EMA raised concerns about the high rate of patients with antibodies (ADA) responding to AAT, which might reduce its effects or make patients more prone to allergic reactions, despite evidence that none of the patients with such ADA response had allergic reaction nor a lower level of AAT in the serum.

When we presented the data from the European Phase 2/3 study to the FDA, the agency expressed concerns and questions about that data, related to the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data and product characteristics. Following several discussions with the FDA and EMA, through which we provided both agencies additional data and information in response to their concerns and questions and addressed both agencies’ guidance with respect to our proposed subsequent phase 3 pivotal study protocol, we received positive scientific advice from the CHMP of the EMA related to the development plan for our proposed pivotal Phase 3 pivotal study for Inhaled AAT for AATD, and in April 2019, we received a letter from the FDA stating that we had satisfactorily addressed the concerns and questions with respect to the proposed Phase 3 clinical trial.

Following that feedback from the FDA and the EMA we have initiated our Phase 3 InnovAATe study and during December 2019, we announced that the first patient was randomized in Europe into our pivotal Phase 3 InnovAATe clinical trial evaluating the safety and efficacy of our proprietary inhaled AAT therapy for the treatment of AATD. The study is being led by Jan Stolk, M.D., Department of Pulmonology, Member of European Reference Network LUNG, Leiden University Medical Center, the Netherlands. InnovAATe is a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial designed to assess the efficacy and safety of Inhaled AAT in patients with AATD and moderate lung disease. Up to 250 patients will be randomized 1:1 to receive either Inhaled AAT at a dose of 80mg once daily, or placebo, over two years of treatment. The primary endpoint of the InnovAATe trial is lung function measured by FEV1. Secondary endpoints include lung density changes as measured by CT densitometry, as well as other parameters of disease severity, such as additional pulmonary functions, exacerbation rate and six-minute walk test. The safety profile will be monitored continuously by a Data Monitoring Committee with predefined rules to be applied after the first 60 subjects have completed six months of treatment.

Enrolment in the pivotal Phase 3 InnovAATe clinical trial continued slowly in 2021 due to the impact of COVID-19 pandemic on healthcare systems. During the first half of 2022 we plan to open up to six additional sites in Europe in order to expand the recruitment efforts for this study. The first of the additional sites was opened during the second part of February 2022.

Prior to the initiation of the pivotal Phase 3 InnovAATe clinical trial we completed a Human Factor Study (HFS) to support the combination product, consisting of our Inhaled AAT and the investigational eFlow nebulizer system of PARI Pharma GmbH. Based on feedback received from the FDA, we conducted a subsequent HFS to support improved use regimen of the product and the improved use regimen was implemented in the InnovATTe study.

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

Anti-SARS-CoV-2 IgG Product as a Potential Treatment for COVID-19

In response to the COVID-19 outbreak, in early 2020 we initiated the development of a human plasma-derived Anti-SARS-CoV-2 polyclonal immunoglobulin (IgG) product using our proprietary plasma derived IgG platform technology as a potential treatment for COVID-19. The development of our investigational Anti-SARS-CoV-2 IgG product is done with full cooperation with IMOH. The product is developed in line with the requirement of Ph Eur for IVIG product and based on our established technology platform for IgG, as approved in the United States, Israel and other international markets.

During April 2020, we announced a global collaboration with Kedrion for the development, manufacturing and distribution of our Anti-SARS-CoV-2 IgG product as a potential treatment for COVID-19 patients.

In June 2020, our Anti-SARS-CoV-2 IgG product became available for compassionate use treatment in Israel, and In August 2020, we initiated a Phase 1/2 open-label, single-arm, multi-center clinical trial in Israel of the product. A total of 12 eligible patients (age 34-69) were enrolled in the trial and received our product at a single dose of 4 grams IgG within five to 10 days of initial symptoms. Patient follow-up occurred for 84 days. In March 2021, we announced top-line results for the Phase 1/2 clinical trial, according to which symptoms improvement was observed in 11 of the 12 patients within 24 to 48 hours from treatment. Seven patients were discharged from the hospital at or before day 5 post-treatment and the remaining four patients were discharged by day 9. Following the infusion of the product anti-SARS CoV-2 IgG levels in the plasma of all patients increased. Our Anti-SARS-CoV-2IgG product demonstrated a favorable safety profile, and there were no infusion-related reactions or adverse events considered related to study drug. There were two serious adverse events in the study, both were considered not related to the study drug. One patient died on day 37 post treatment due to complications from COVID-19. Another patient was diagnosed post-discharge with pulmonary embolism on day 7 of the study. The patient was re-hospitalized, treated with anticoagulation therapy, recovered within two days, and was subsequently discharged from the hospital.

In October 2020, we signed an agreement with the IMOH to supply our investigational Anti-SARS-CoV-2 IgG product for the treatment of COVID-19 patients in Israel. We manufactured the product, which was supplied to the IMOH, from convalescent plasma collected and supplied by the Israeli National Blood Services, a division of Magen David Adom (MADA), as well as plasma collected by Kedrion in the U.S. The order, supplied during 2021, was sufficient to treat approximately 500 hospitalized patients and generated approximately $3.9 million in revenue in 2021. The IMOH has initiated a multi-center clinical study through which our product is being administered. Based on information provided by the IMOH, the recruitment to this study was completed and the IMOH is in the process of analyzing its results. The supply of the product to the IMOH was not extended beyond the initial order.

Given the increased vaccination rate of the population as well as approvals of monoclonal antibodies for COVID-19, we are currently evaluating the market potential of this product, and the continuation of its development program.

Recombinant AAT

We are advancing the development of recombinant human Alpha 1 Antitrypsin (“rhAAT”) product. To ensure the success of this project, we have developed analytical tools (physicochemical, biochemical, and biological assays) that support the selection and characterization of the product. We are working with Cellca a CDMO located in Germany, part of Sartorius Stedim BioTech Group, to pursue the cell line development of the rhAAT in Chinese Hamsters Ovaries with the goal of developing high productivity and superior quality product. During 2021 we completed the final stages of clones selection and initiated in vitro and in vivo studies testing the biological activity of the product in various models. The pre-clinical work is performed in collaboration with relevant institutions in Europe and the US.

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

Takeda (GLASSIA)

We have a partnership arrangement with Takeda that includes three main agreements: (1) an exclusive manufacturing, supply and distribution agreement, pursuant to which until November 2021 we manufactured GLASSIA for sale to Takeda for further distribution in the United States, Canada, Australia and New Zealand; (2) a technology license agreement, which grants Takeda licenses to use our knowledge and patents to produce, develop and sell GLASSIA; and (3) a fraction IV-I paste supply agreement, pursuant to which Takeda supplies us with fraction IV plasma, a plasma derivative, produced by Takeda, as discussed under “— Manufacturing and Supply — Raw Materials — Plasma derived Fraction IV paste for GLASSIA manufacturing Other than with respect to plasma-derived AAT administration by IV, we retain all rights, including distribution rights, to any other form of AAT administration, including Inhaled AAT for AATD.

The agreements were originally executed with Baxter in August 2010. During 2015, Baxter assigned all its rights under the agreements to Baxalta, an independent public company which spun-off from Baxter. In 2016, Shire completed the acquisition of Baxalta, and as a result, all of Baxalta’s rights under the agreements were assigned to Shire. In January 2019, Takeda completed its acquisition of Shire, and all rights under the agreement transferred to Takeda.

Exclusive Manufacturing, Supply and Distribution Agreement

Pursuant to the exclusive manufacturing, supply and distribution agreement, as amended from time to time, Takeda was obligated to purchase a minimum amount of GLASSIA per year until the end of 2021. Under the agreement, Takeda is also obligated to fund required Phase 4 clinical trials related to GLASSIA up to a specified amount, and if the costs of such clinical trials are in excess of this amount, we agreed to fund a portion of the additional costs. We also undertook to reimburse Takeda for its GLASSIA marketing efforts up to a limited amount during the years 2017-2020.

In November 2021, pursuant to the technology license agreement described below, Takeda completed the technology transfer of GLASSIA manufacturing, and initiated its own production of GLASSIA for the U.S. market. Accordingly, we completed the supply of GLASSIA to Takeda and, while for a certain period of time we are still an approved supplier of the product, we do not anticipate continuing to manufacture and supply GLASSIA to Takeda under the exclusive manufacturing, supply and distribution agreement.

Technology License Agreement

The technology license agreement provides an exclusive license to Takeda, with the right to sub-license to certain manufacturing parties, of our intellectual property and know-how regarding the manufacture and additional development of GLASSIA for use in Takeda’s production and sale of GLASSIA in the United States, Canada, Australia and New Zealand. Pursuant to the technology license agreement, we are entitled to receive payments for the achievement of certain milestones for an aggregate of up to $20.0 million, of which $15.0 million are development-based milestones related to the transfer of technology to Takeda and $5.0 million are sales-based milestones. To date, we have received the total aggregate milestone payments under the agreement ($20 million). The terms of the final sales-based milestone of $5 million due under the license agreement were amended under an amendment to the license agreement entered into in March 2021, and we recognized this milestone during the first quarter of 2021.

During the fourth quarter of 2021 Takeda received an approval from Health Canada for the marketing and distribution of Glassia in Canada.

Pursuant to the technology license agreement, following the initiation of GLASSIA manufacturing by Takeda, and commencing during 2022, it will pay royalties to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040.

Pursuant to the amendment to the license agreement entered into in March 2021, upon completion of the transition of GLASSIA manufacturing to Takeda, we will transfer to Takeda the GLASSIA U.S. BLA, in consideration of an additional $2 million payment from Takeda, payable upon acknowledgment by the FDA of effecting such transfer. The notice of transfer of the BLA to Takeda was submitted to the FDA during the fourth quarter of 2021 and FDA’s acknowledgment is expected to be received during the first half of 2022.

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

The technology license agreement expires in 2040. Either party may terminate the agreement, in whole or solely with respect to one or more countries covered by the distribution agreement, pursuant to customary termination provisions. Takeda also has the right to terminate the agreement, upon prior written notice, in the event that: (i) our manufacturing process technology for GLASSIA is determined to materially infringe upon a third party’s intellectual property rights, and we have not obtained a license to such third party’s intellectual property or provided an alternative non-infringing manufacturing process; (ii) there are certain decreases in GLASSIA sales in the United States unless such decreases are due to transfers to Inhaled AAT for AATD; or (iii) the regulatory approval process in the United States has been withdrawn or rejected as a result of our inaction or lack of diligent effort, provided such withdrawal or rejection was not primarily caused by the breach by Takeda of its obligations. We have the right to terminate the agreement, upon prior written notice: (i) if Takeda contests or infringes upon our intellectual property; (ii) if regulatory approval in one or more countries covered by the technology license agreement is withdrawn or rejected and not reversed, provided it was not primarily caused by the breach by us of our obligations; or (iii) in the event that GLASSIA produced by Takeda, other than as a result of our manufacturing process technology, is determined to materially infringe upon a third party’s intellectual property rights, provided that the termination right is limited only to the country in which such judgment is binding. Following any termination, other than expiration of the agreement, all licensed rights will revert to us. Upon expiration of the agreement, we are obligated to grant to Takeda a non-exclusive, perpetual, royalty free license.

Kedrion (KAMRAB/KEDRAB and Anti-SARS-CoV-2)

KAMRAB/KEDRAB

On July 18, 2011, we signed an agreement with Kedrion, an international pharmaceutical company engaged in the manufacture of life-saving drugs based on human plasma which complement our products, and which are marketed in Europe, the United States and approximately 40 other countries worldwide. The agreement provided for exclusive cooperation on completing the clinical development, and marketing and distribution of our anti-rabies immunoglobulin, KamRAB, in the United States under the name KEDRAB, if the product is approved. Pursuant to the agreement, Kedrion bore all the costs of the Phase 2/3 clinical trials in the United States of our product. Pursuant to the agreement, costs related to any Phase 4 clinical trials, if required, and the FDA Prescription Drug User fee that is required for all FDA new drug approvals, will be divided equally between us and Kedrion. An addendum to the agreement was executed dated as of October 15, 2016, with respect to the performance of a safety clinical trial for the treatment of pediatric patients in the United States. According to such addendum, we and Kedrion agreed to equally share the cost of such trial. A second addendum to the agreement was executed dated as of October 11, 2018, with respect to the purchase prices of KEDRAB under the agreement.

The agreement provides exclusive rights to Kedrion to market and sell KEDRAB in the United States. We retain intellectual property rights to KEDRAB. Kedrion is obligated to purchase a minimum amount of KEDRAB per year during the term of the agreement.

In April 2018, following the receipt of an FDA marketing authorization, we launched KEDRAB in the United States. For more information about the product see above “Item 4. Information on the Company — Proprietary Products Segment — Our Commercial Product Portfolio — Propriety Products — KAMRAB/KEDRAB”.

The term of the agreement is for six years commencing on the date by which KEDRAB U.S. launch was feasible (i.e., until March 2024). Kedrion has an option to extend the term by two additional years (i.e., until March 2026). In addition to customary termination provisions, Kedrion has the right to terminate the agreement, upon prior written notice, (i) for any reason after receipt of FDA approval, (ii) in the event that the FDA BLA is suspended or revoked and cannot be reinstated within a certain period of time, or (iii) a major regulatory change occurs that materially and adversely increases the clinical trial costs. We have the right to terminate the agreement in the event that (i) a major regulatory change occurs that materially and adversely increases the manufacturing costs of KEDRAB, (ii) a major regulatory change occurs that poses considerable difficulties on submission of an application for FDA approval or (iii) clinical trials are not initiated within a certain time after either receipt by Kedrion of enough product or FDA approval to begin clinical trials.

During April 2020, we announced a term sheet covering a global collaboration with Kedrion for the development, manufacturing and distribution of our Anti-SARS-CoV-2 IgG product as a potential treatment for COVID-19 patients. The parties agreed not to formalize this engagement in a definitive agreement until final decision on the progression of this development program.

PARI

On November 16, 2006, we entered into a license agreement with PARI (the “Original PARI Agreement”) regarding the clinical development of an inhaled formulation of AAT, including Inhaled AAT for AATD, using PARI’s “eFlow” nebulizer. Under the Original PARI Agreement, we received an exclusive worldwide license, subject to certain preexisting rights, including the right to grant sub-licenses, to use the “eFlow” nebulizer, including the associated technology and intellectual property, for the clinical development, registration, and commercialization of inhaled formulations of AAT to treat AATD and respiratory deterioration, and to commercialize the device for use with such inhaled formulations. The agreement also provided for PARI’s cooperation with us during the pre-clinical phase and Phase 1 clinical trials of Inhaled AAT, where each of the parties was responsible for developing and adapting its own product and bore the costs involved.

Pursuant to the Original PARI Agreement, we agreed to pay PARI royalties from sales of Inhaled AAT, after certain deductions, at the rates specified in the agreement. We have agreed to pay PARI tiered royalties ranging from the low single digits up to the high single digits based on the annual net sales of inhaled formulations of AAT for the applicable indications. The royalties will be paid for each country separately, until the later of (1) the expiration of the last of certain specified patents covering the “eFlow” nebulizer, or (2) 15 years following the first commercial sale of an inhaled formulation of AAT in that country (the “PARI Royalty Period”). During the PARI Royalty Period, PARI is obligated to pay us specified percentages of its annual sales of the “eFlow” nebulizer for use with Inhaled AAT above a certain threshold defined in the agreement and after certain deductions.

On February 21, 2008, we entered into an addendum to the Original PARI Agreement (together with the Original PARI Agreement, the “PARI Agreement”), which extended the exclusive global license granted to us to use the “eFlow” nebulizer, including the associated technology and intellectual property, for the clinical development, registration and commercialization of Inhaled AAT for two additional indications of lung disease, namely cystic fibrosis and bronchiectasis. At present, the development of cystic fibrosis and bronchiectasis products is suspended as we prioritize other products Pursuant to the addendum, each party will be responsible for developing and adapting its own product for the additional indications and will bear the costs involved. Additionally, we and PARI will supply, each at its own expense, Inhaled AAT and the “eFlow” nebulizers, respectively, and in the quantities required for all phases of clinical studies worldwide. In addition, PARI will provide to us, at its expense, technical and regulatory support regarding the “eFlow” nebulizer. Sales of the inhaled formulation of AAT for the additional indications will be added to sales of the first two indications covered by the original agreement as the basis for calculating the royalties to be paid by us to PARI.

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

On February 21, 2008, we also signed a commercialization and supply agreement with PARI that provides for the commercial supply of the “eFlow” nebulizer and its spare parts to patients who are treated with the inhaled formulation of AAT, following its approval, either through its own distributors, our distributors or independent distributors in countries where PARI does not have a distributor. The commercialization and supply agreement expires upon the earlier of (1) the end of four years from (x) the end of the last PARI Royalties Period, or (y) the termination of the PARI Agreement by one party due to the other party declaring bankruptcy, failing to make a payment after a 30-day cure period or breach of a material provision after a 30-day cure period, or (2) the termination of the PARI Agreement pursuant to its terms, other than for reasons as previously described, in which case the commercialization and supply agreement terminates simultaneously with the PARI Agreement provided that PARI ensures availability of the “eFlow” nebulizer and its associated spare parts and service to anyone being treated with the inhaled formulation of AAT at the time of such termination, for the warranty period of the device or for a longer period, if required by the applicable law or the relevant regulatory authority.

Manufacturing and Supply

We have a production plant located in Beit Kama, Israel. We currently manufacture five of our proprietary plasma-derived commercial products in this facility: GLASSIA, KAMRAB/KEDRAB, KAMRHO(D)IM, KAMRHO(D)IV and two types of the snake bite antiserum product. We expect to complete the technology transfer process for CYTOGAM, which we acquired from Saol in November 2021, and initiate commercial manufacturing of the product at our facility by early 2023. We operate the main production facility on a campaign-basis so that at any time the facility is assigned to produce only one product. The division of facility time among the various products is determined based on orders received, sales forecasts and development needs. During each year we have routine maintenance shutdowns of our plant, which may last up to a few weeks. In addition, we periodically invest in upgrading infrastructures and adjusting capacity needs.

Our production plant passed various health authorities’ inspections. The plant was initially inspected by the U.S. FDA during 2010, and in March 2017 the FDA completed an inspection of our facility in connection with our GLASSIA and KEDRAB products with no critical observations. The Israeli MOH conducted a GMP inspections in each of 2011, July 2013, February 2016, November 2018, and December 2020 with no critical observations. In July 2018, Health Canada (the department of the government of Canada with responsibility for national public health) completed an audit in connection with the KamRAB product, with no critical observations. In February 2019, the Croatian health agency completed a GMP inspection of our facility in connection with GLASSIA and our Inhaled AAT for AATD product, with no critical observations. In March 2019, the Mexican heath agency completed a GMP inspection of our facility in connection with our KamRAB product, which concluded with no critical observations and with a dispute on required corrective actions. The Kazakhstan health agency also completed a GMP inspection in April 2019, with no critical observations.

Any changes in our production processes for our products must be approved by the FDA and/or similar authorities in other jurisdictions. From time to time, we make certain required modifications to our manufacturing process and are required to make certain filings to report such changes to the FDA and/or other similar authorities.

Three of the products that we acquired from Saol in November 2021, HEPAGAM B, VARIZIG and WINRHO SDF, are manufactured by Emergent under a manufacturing services agreement we assumed as part of the acquisition of the portfolio from Saol. Under the agreement, Emergent serves as the exclusive manufacturer of the products in certain jurisdictions. The manufacturing services are performed at Emergent’s facilities in Winnipeg, Canada. The agreement is in effect until September 27, 2027 and may be terminated without cause by us upon at least two years advance notice or by Emergent upon at least three years advance notice or by us immediately in the event of a manufacturing failure (as defined in the agreement). We expect to continue manufacturing these products with Emergent in the foreseeable future, while initiating in parallel a technology transfer project for transitioning the manufacturing of these products to our manufacturing facility in Beit Kama, Israel. The initiation of such technology transfer project is subject to executing an amendment to the manufacturing services agreement with Emergent covering the technology transfer related services and scope. We anticipate that once initiated, such project may be completed within three to five years.

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

In the years ended December 31, 2021, 2020 and 2019, we incurred $16.7 million, $22.9 million and $31.5 million of expenses for the purchase of raw materials, respectively.

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

We have an additional fraction IV plasma supplier, approved for production of GLASSIA marketed in non-U.S. countries. We are in the process of exploring the feasibility and negotiating long-term supply agreements for fraction IV plasma with additional suppliers.

Hyper-immune Plasma

We have a number of suppliers in the United States for hyper-immune plasma with which we have long-term supply agreements. Hyper-immune plasma is used for the production of KAMRAB/KEDRAB and KAMRHO(D), and for the products recently acquired from Saol, CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF. In addition to long-term supply agreements, we work to secure availability of hyper-immune plasma on an annual basis by providing forecasts to our suppliers based on our customers’ actual and forecasted orders. We continue to seek to enter into long-term supply agreements for hyper-immune plasma with additional plasma-collection companies.

In January 2012, we entered into a plasma purchase agreement with Kedplasma, a subsidiary of Kedrion, for the supply of anti-rabies hyper-immune plasma required for the manufacturing of KAMRAB (including for manufacturing of KEDRAB for sale to Kedrion for further distribution in the U.S. market). The agreement provides for a commitment to supply certain minimum annual quantities at predetermined prices. The agreement is being renewed every three years, and the parties agree on quantity and pricing terms in each renewal period.

CMV hyper-immune plasma for the manufacturing of CYTOGAM is supplied by CSL Behring Ltd. under a Plasma Supply Agreement for CMV Hyperimmune Plasma, dated August 2019, by and between CSL Plasma, Inc. and Saol which was assigned to us pursuant to the product acquisition. Pursuant to the manufacturing services agreement, Emergent (see above— “Manufacturing and Supply”), is currently responsible for securing the hyper-immune plasma from different plasma suppliers for the manufacturing of HEPAGAM B, VARIZIG and WINRHO SDF. As part of our plans to transition the manufacturing of HEPAGAM B, VARIZIG and WINRHO SDF to our manufacturing plant in Beit Kama, Israel, we intend to enter into long term plasma supply agreements with Emergent’ s current plasma suppliers and additional plasma suppliers in order to secure the plasma supply needed for the manufacturing of these products.

For information related to our internal plasma collection capabilities, see above “Plasma Collection”

Marketing and Distribution

We distribute our Proprietary products in more in 30 countries world-wide including the U.S., Canada, Russia, Argentina, Israel, India, Turkey, Australia and several other countries in Latin America, Asia, the Middle East and North Africa. In general, we distribute our products in these markets through strategic partners (e.g.,. Takeda and Kedrion in the U.S. market) and local distributers. We typically receive orders for our products and receive requests for participation in tenders for the supply of our products from our existing distributors as well as from new potential distributors.

Through 2021, we sold GLASSIA to Takeda for further distribution in the U.S. market and we sell the product to other distributors in non-U.S. countries. We sell KEDRAB to Kedrion for distribution in the U.S. market and sell KAMRAB and KAMRHO (D) to other distributers in non-U.S. countries. In the Israeli market, we sell and distribute GLASSIA, KAMRAB/KEDRAB and KAMRHO (D) independently to local HMOs and medical centers, or through a logistic partner company that specializes in the supply of equipment and pharmaceuticals to healthcare providers, and in addition we sell our anti-snake venom to the IMOH.

We distribute CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF in the U.S. market directly to wholesalers and local distributors, through our wholly-owned US subsidiary, Kamada Inc. Through the term of the transition services agreement, we currently rely on Saol to manage and oversee the U.S. distribution of these products. In preparation for assuming all distribution responsibilities, Kamada Inc. is in the process of engaging a local U.S. third-party logistics (3PL) provider, which is expected to provide complete order to cash services. For the distribution of our products in the U.S. market, we are also responsible for marketing activities, price determination, provision of rebates and credits as well as mandatory pricing reporting requirements. We distribute these products in non-U.S. countries, primarily Canada, the Middle East and North Africa (“MENA”), through local distributors.

We intend to leverage our existing strong international distribution network to expand the sales of CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF to existing markets we currently operate in and furthermore, we intend to explore the expansion of sales of our products, primarily GLASSIA and KAMRAB/KEDRAB to the new international markets we assumed following the acquisition of the new product portfolio, primarily in the MENA region.

Outside the U.S. market, our distributors, sell our products through a tender process and/or the private market. The tender process is conducted on a regular basis by the distributors, sometimes on an annual basis. For existing distributors, our existing relationship does not guarantee additional orders in these tenders. The decisive parameter is generally the price proposed in the tender. The distributor purchases products from us and sells them to its customers (either directly or by means of sub-distributors). In most cases, we do not sign agreements with the end users, and as such, we do not fix the price to the end user or its terms of payment and are not exposed to credit risks of the end users. In the vast majority of cases, our agreements with the local distributors award the various distributors exclusivity in the distribution of our products in the relevant country, if permitted. The distribution agreements are, usually made for a specific initial period and are subsequently renewed for certain agreed periods, where the parties have the right to cancel or renew the agreements with prior notice of several months. In these markets, we do not actively participate in the marketing to the end users, except for supplying marketing assistance where the cost is negligible or in some cases, reimburse the local distributor for an agreed amount of its actual marketing expenses.

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

To secure supply of our products in the Distribution segment, we enter into supply and distribution agreements with the product manufacturers, pursuant to which we undertake to register the products with the IMOH, acquire certain quantity of products and act as the product distributor in the Israeli market. We work closely with those suppliers to develop annual forecasts, but these forecasts usually do not obligate our suppliers to provide us with their products.

Customers

For the year ended December 31, 2021, sales to our three largest customers, Takeda, Kedrion and Clalit Health Services, an Israeli HMO, accounted for 31%, 12% and 12%, respectively, of our total revenues. For the year ended December 31, 2020, sales to our three largest customers, Takeda, Kedrion and Clalit Health Services, accounted for 49%, 14% and 10%, respectively, of our total revenues. For the year ended December 31, 2019, sales to Takeda, Kedrion and Clalit Health Services accounted for 54%, 13% and 11%, respectively, of our total revenues.

Historically, Takeda and Kedrion have been our major customers in the Proprietary Products segment. Our other key customers in the Proprietary Products segment includes PAHO and our distributors in Argentina, Russia, Thailand, India, Brazil, Canada and other territories as well as HMOs and medical centers in Israel. Following the assumption of the sales and distribution responsibilities for CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF. our core customers list will be increased by eight U.S. based wholesalers, two Canadian customers and several distributors in other territories, mainly in the MENA region. These arrangements are further described above under “— Marketing and Distribution.”

Our primary customers in the Distribution segment in Israel are HMOs, including Clalit Health Services and Maccabi Healthcare Services, as well as hospitals in Israel.

Competition

The worldwide market for pharmaceuticals in general, and biopharmaceutical and plasma products in particular, has undergone in recent years a process of mergers and acquisitions among companies active in such markets. This trend has led to a reduction in the number of competitors in the market and the strengthening of the remaining competitors, mainly for specific immunoglobulin products.

Proprietary Products Segment

We believe that there are several competitors for each of our products in the Proprietary Products segment. These competitors include CSL Behring Ltd., Grifols S.A. (which acquired a previous competitor, Talecris Biotherapeutics, Inc. in 2011), Octapharma and Kedrion (other than for KEDRAB). These competitors are multi-national companies that specialize in plasma derived protein therapeutics and are distributing their plasma derived pharmaceutical products worldwide. We have not seen significant changes in the activities of our competitors in recent years. Additionally, our strategic alliance with Kedrion in the United States has strengthened our KEDRAB competitive positioning in the market. The recent acquisition of Biotest by Grifols and the recently announced potential merger between Kedrion and BPL might have an effect on competition landscape.

In addition, we face potential competition from other pharmaceutical companies who develop and market non-plasma derived products that are approved for similar indications as our Proprietary products.

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

KAMRAB/KEDRAB. We believe that there are two main competitors for this anti-rabies product worldwide: Grifols, whose product we estimate comprises of approximately 70%-80% of the anti-rabies market in the United States, and CSL, which sells its anti-rabies product in Europe and elsewhere. Sanofi Pasteur, the vaccines division of Sanofi S.A., has a product registered in the United States market, but the product is primarily sold in Europe and not currently sold in significant quantities in the United States. BPL is currently in clinical development of an anti-rabies product for the U.S. market. There are a number of local producers in other countries that make similar anti-rabies products. Most of these products are based on equine serum, which we believe results in inferior products, as compared to products made from human plasma. Over the past several years, a number of companies have made attempts, and some are still in the process of developing monoclonal antibodies for an anti-rabies treatment. The first monoclonal antibody product was approved and is available in India. These products may be as effective as the currently available plasma derived anti-rabies immunoglobulin and may potentially be significantly cheaper, and as such may result in the future loss of market share of KAMRAB/KEDRAB.

CYTOGAM. To our knowledge, CYTOGAM is the only plasma derived CMV IgG product approved in the US and Canada. Based on available public information, the FDA approved antiviral drugs for the prevention of CMV infection and disease, Letermovir (Prevymis), developed by Merck & Co., and for treatment of refractory infection or disease Maribavir (Livtencity), developed by Takeda, and may result in the loss of market share for CYTOGAM. Currently, treatment guidelines state that combination therapy with standard antiviral can be considered for certain solid organ transplant recipients. The most commonly used antivirals are: Ganciclovir (Cytovene-IV Roche), Valgnciclovir (Valcyte Roche) and Valacyclovir (Valtrex GSK). Patients treated with such antivirals for a long time can develop resistance and will require a second line treatment such as Foscarnet (Foscavir Pfizer). In Europe and few ROW markets Biotest AG sells a competing CMV IgG product.

WINRHO SDF. In the United States, WINRHO SDF competes with corticosteroids (oral prednisone or high-dose dexamethasone) or IVIG (Grifols, CSL and Takeda are the main manufacturers in the U.S.) as first line treatment of acute ITP.IVIG has similar efficacy to WINRHO SDF, and ITP is a labeled indication. Rhophylac (CSL Behring) is also approved for ITP treatment, but we believe it is mostly used for Hemolytic Disease of the Newborn (HDN), due to its comparatively small vial size. For HDN indication, the market is usually led by tenders, where key indicators are registration status and price, and the main multiple competitors in Canada and ROW countries are RhoGAM (Kedrion), Hyper RHO (Grifols) and Rhophylac (CSL Behring) and our KAMRHO (D).

HEPAGAM B. HEPAGAM B is the only approved HBIG with an on-label indication for Liver Transplants in the United States. To our understanding, HEPAGAM B holds the majority market share for the indication, while another HBIG (Nabi-B marketed by ADMA) is being used off-label by some medical centers for the indication. In recent years the duration of treatment has been reduced by physicians. New generation antivirals are considered effective for preventing HBV reactivation post-transplant, reducing HBIG use. Post-exposure prophylaxis (PEP) indication in the United States is covered almost totally by Nabi-B (ADMA) and HyperHEP (Grifols). In Canada, the main competition in national tenders is HypeHEP. In ROW countries, such as Turkey, Saudi-Arabia and Israel, HEPATECT CP (Biotest AG) represents the main competition.

VARIZIG. In the United States, incidence of Varicella Zoster Virus (“VZV”) infection has decreased significantly since the introduction of the varicella vaccine in 1995. Two vaccines containing varicella virus are licensed for use in the United States. Varivax is the single-antigen varicella vaccine. ProQuad is a combination measles, mumps, rubella, and varicella (MMRV) vaccine. Although the use of the vaccine has reduced the frequency of chickenpox, the virus has not been eradicated. Moreover, incidence of Herpes Zoster, also caused by VZV, is increasing among adults in the United States. Suboptimal vaccination rates contribute to outbreaks and increased risk of VZV exposure. Immunocompromised population and other patient groups are at high risk for severe varicella and complications, after being exposed to VZV. To our knowledge, VariZIG is the only plasma-derived IgG product approved in the US and Canada for its indication. It is recommended by the Centers for Disease Control (CDC) for post-exposure prophylaxis of varicella for persons at high risk for severe disease who lack evidence of immunity to varicella. In ROW markets, several plasma derived competitor products are available, such as VARITECT (Biotest AG) and others.

GLASSIA. GLASSIA has several competitors, including plasma derived companies such as Grifols, CSL and Takeda, all of which have competing plasma derived AAT products approved for AATD and are marketed in the U.S. as well in some countries in the EU. We estimate that: Grifols’ AAT by infusion product for the treatment of AATD, Prolastin, accounts for at least 50% market share in the United States and more than 70% of sales worldwide. In September 2017, Grifols announced that the FDA approved a liquid formulation of its AAT product. Apart from its sales of the past Talecris product, Grifols is also a local producer of an additional AAT product, Trypsone, which is marketed in Spain and in some Latin American countries, including Brazil. CSL’s AAT by IV product, Zemaira, is mainly sold in the United States, and during 2015 received centralized marketing authorization approval in the European Union. CSL launched the product in few selected EU markets during 2016 under the brand name Respreeza. Takeda is our strategic partner for sales of GLASSIA and it also serves existing patients in the United States with its own proprietary product, Aralast. As far as we know, Takeda is selling both products in the United States, and maintaining existing patients on Aralast. In addition, we are aware of a local producer of AAT in the French market, Laboratoire Français du Fractionnement et des Biotechnologies, S.A. (LFB). We do not believe any new suppliers are expected to enter the United States market for plasma derived AAT by infusion in the near future.

In addition, there are several other competitors in pre-clinical and clinical stage such as Inhibrx, Mereo, PH Pharma, Centessa and Vertex Pharmaceuticals, all of which have clinical stage programs for new medications for treatment of AATD lung disease. Based on available public information, Inhibrx, a California based company, is in early clinical development of INBRX-101 a recombinantly produced AAT replacement protein specifically designed to address some limitations of plasma derived AAT replacement therapy. The modifications introduced into INBRX-101 aim to improve the pharmacokinetic profile (PK) and obliterate inactivation through oxidation. This could offer superior clinical activity to the current commercial plasma derived AAT by providing sustained enhanced serum concentration with a less frequent, monthly dosing regimen. Mereo, a UK based company, is in phase 2 development of MPH-966 as an oral neutrophil elastase inhibitor being explored for the potential treatment of AATD. PH Pharma has a similar oral anti elastase, PH-201 entering phase 2 development. Vertex, a Boston, MA headquartered company, is in pre-clinical development of a small molecule utilizing a correction approach to prevent protein misfolding in the liver of AATD patients, which can otherwise aggregate and ultimately be pro-inflammatory in the liver. Vertex believes small molecule correctors for protein misfolding could address both liver and lung disease manifestations, possibly avoiding the need for conventional augmentation therapy, further differentiating its product candidates as a novel therapeutic approach. Clinical development of the corrector candidate VX-864 has been discontinued. Centessa pharma is in phase I clinical development of another corrector candidate. Apic Bio, a Boston, MA based company is in pre-clinical stage development of APB-101 a “liver-sparing” gene therapy designed for treatment of Alpha-1 patients. In pre-clinical studies, APB-101 demonstrated the ability to reduce levels of the mutant Alpha-1 protein (Z-AAT) and at the same time program liver cells to produce the correct Alpha-1 protein (M-AAT).These product candidates, if approved, may have an adverse effect on the AATD market and reduce or eliminate the need for the currently approved plasma derived AAT augmentation therapy, and thus may affect our ability to continue and generate revenues and earnings from our GLASSIA. In addition, these product candidates, if approved, may have a negative effect on our ability to continue the development of our Inhaled AAT, and if approved, to market Inhaled AAT and obtain a meaningful market share.

KAMRHO(D). KAMRHO(D) is a similar product to WINRHO SDF. While the two products are not currently registered in similar markets, they face similar competition in the markets in which they are registered. See WINRHO SDF above for information regarding competition.

Distribution Segment

There are a number of companies active in the Israeli market distributing the products of several manufacturers whose comparable products compete with our products in the Distribution segment. In the plasma area, these manufacturers include Grifols, Takeda, CSL, Omrix Biopharmaceuticals Ltd. (a Johnson & Johnson company), while in other specialties and biosimilar products we may be competing against products produced by some of largest pharmaceutical manufacturers in the world, such as, Novartis AG, AstraZeneca AB, Sanofi UK and GlaxoSmithKline. These competing manufacturers have advantages of size, financial resources, market share, broad product selection and extensive experience in the market, although we believe that we have established strong expertise in the Israeli market. Each of these competitors sells its products through a local subsidiary or a local representative in Israel.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we sell and are developing. Except for compassionate use or non-registered named-patient cases, any pharmaceutical candidate that we develop must be approved by the FDA before it may be legally marketed in the United States and by the appropriate regulatory agencies of other countries before it may be legally marketed in such other countries. In addition, any changes or modifications to a product that has received regulatory clearance or approval that could significantly affect its safety or effectiveness or would constitute a major change in its intended use, may require the submission of a new application in the United States and/or in other countries for pre-market approval. The process of obtaining such approvals can be expensive, time consuming and uncertain.

U.S. Drug Development Process

In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. All of our products for human use and product candidates in the United States, are regulated by the FDA as biologics. Biologics require the submission of a BLA and approval or license by the FDA prior to being marketed in the United States. Manufacturers of biologics may also be subject to state regulation. Failure to comply with regulatory requirements, both before and after product approval, may subject us and/or our partners, contract manufacturers and suppliers to administrative or judicial sanctions, including FDA delay or refusal to approve applications, warning letters, product recalls, product seizures, import restrictions, total or partial suspension of production or distribution, fines and/or criminal prosecution.

The steps required before a biologic drug may be approved for marketing for an indication in the United States generally include:

1.	preclinical laboratory tests and animal tests;

2.	submission to the FDA of an IND application for human clinical testing, including required CMC sections, which must become effective before human clinical trials may commence;

3.	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

4.	submission to the FDA of a BLA or supplemental BLA, with all the required information;

5.	FDA pre-approval inspection of product manufacturers; and

6.	FDA review and approval of the BLA or supplemental BLA.

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

In order to distribute products commercially, we must comply with federal and state laws and regulations that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors which ship products into the state even if such manufacturers or distributors have no place of business within the state. Federal and some state laws also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. Additionally, the federal Physician Payments Sunshine Act and implementing regulations promulgated pursuant to Section 6002 of the healthcare reform law requires the tracking and reporting of certain transfers of value made to U.S. physicians and/or certain teaching hospitals as well as ownership by a physician or a physician’s family member in a pharmaceutical manufacturer. The Sunshine Act requirements were expanded in January 2021 to include physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists & anesthesiologist assistants, and certified nurse-midwives as covered recipients. Finally, all of our activities are potentially subject to federal and state consumer protection and unfair competition laws. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state, and federal authorities.

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

On November 27, 2020, the U.S. Trade Representative submitted a proposal to withdraw these drugs and medical devices identified by the FDA from U.S. commitments under the World Trade Organization Government Procurement Agreement (WTO GPA). On April 20, 2021, President Joe Biden ultimately withdrew this proposal. The withdrawal of this proposal allows the U.S. government to continue purchasing foreign-made drugs and medical devices as permitted under the Trade Agreements Act, and effectively counter’s President Trump’s August 2020 Executive Order directing the government to purchase domestically-produced essential drugs and medical devices. However, on January 25, 2021, President Joe Biden issued the Executive Order on Ensuring the Future Is made in All of America by All of America’s Workers (Executive Order 14005) to maximize the use of goods, products, materials produced in, and services offered in the United States, which may affect FDA-related products. The full effect of the Executive Order and the withdrawal of the WTO proposal on our commercial operations and results of operations cannot currently be estimated.

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

As another example, in March 2010, Former President Obama signed into law the Patient Protection and Affordable Care Act and the Healthcare and Education Reconciliation Act of 2010 (collectively referred to as the “health care reform law”). The health care reform law made significant changes to the United States healthcare system, such as imposing new requirements on health insurers, expanding the number of individuals covered by health insurance, modifying healthcare reimbursement and delivery systems, and establishing new requirements designed to prevent fraud and abuse. In addition, provisions in the health care reform law promote the development of new payment and healthcare delivery systems, such as the Medicare Shared Savings Program, bundled payment initiatives and the Medicare pay for performance initiatives.

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

Some provisions of the healthcare reform law have yet to be fully implemented, and the Former President Donald Trump has vowed to repeal the healthcare reform law. On January 20, 2017, the Former President Donald Trump signed an executive order stating that the administration intended to seek prompt repeal of the healthcare reform law, and, pending repeal, directed by the U.S. Department of Health and Human Services and other executive departments and agencies to take all steps necessary to limit any fiscal or regulatory burdens of the healthcare reform law. On October 12, 2017, the Former President Trump signed another Executive Order directing certain federal agencies to propose regulations or guidelines to permit small businesses to form association health plans, expand the availability of short-term, limited duration insurance, and expand the use of health reimbursement arrangements, which may circumvent some of the requirements for health insurance mandated by the healthcare reform law. The U.S. Congress has also made several attempts to repeal or modify the healthcare reform law. In addition, there is ongoing litigation regarding the implementation and constitutionality of the healthcare reform law. While the law is still in effect pending the ultimate resolution of the litigation, the outcome of the litigation is unknown and cannot be predicted. It is uncertain whether new legislation will be enacted to replace the healthcare reform law and whether any such legislation would affect coverage and reimbursement for prescription drugs or otherwise include provisions intended to limit the growth of healthcare costs.

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

Patents

As of December 31, 2021, we owned for use within our field of business twelve families of patents and patent applications, all of which are granted or pending, respectively, in the United States, most were also filed in Europe, Canada and Israel and some were additionally filed in Russia, Turkey, certain Latin American countries, Australia and other countries, three pending PCT applications. At present, one patent family protecting our manufacturing process of GLASSIA is considered to be material to the operation of our business as a whole. Such patent has been issued in a variety of jurisdictions, including Australia, Austria, Belgium, Canada, Denmark, Estonia, Israel, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Slovenia, Poland, Spain, Portugal, Sweden, Switzerland, Turkey, the United Kingdom and the United States, and is due to expire in 2024. Furthermore, we own a patent family filed in 2018, protecting our manufacturing process of immunoglobulins. This patent family includes pending applications in the U.S., Canada, Europe and Israel.

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

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. Our registered trademarks in several countries, such as United States and the European Union, Israel, and certain Latin American countries, include the trademarks CYTOGAM, GLASSIA, HepaGam, KAMRAB, KEDRAB, KAMADA, KamRHO, KamRHO-D, Rebinolin, RESPIKAM, RESPIRA, VariZIG and WinRho. Regarding the trademarks of CYTOGAM, WinRho, Hepagam and VariZIG we are in a process of transferring such trademarks to be registered in our name.

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

Property

Our production plant was built on land that Kamada Assets (2001) Ltd. (“Kamada Assets”), our 74%-owned subsidiary, leases from the Israel Land Administration pursuant to a capitalized long-term lease. Kamada Assets subleases the property to us. The property originally covered an area of approximately 16,880 square meters. The initial sublease expires in 2058 and we have an option to extend the sublease for an additional term of 49 years. Pursuant to a new area outline approved by the Israel Lands Administration, the covered area was reduced to 14,880 square meters. The production plant includes our manufacturing facility, manufacturing support systems, packaging, warehousing and logistics areas, laboratory facilities and an area for the manufacture of snake bite anti-serum, as well as office buildings.

In addition, we lease approximately 2,200 square meters of a building located in the Kiryat Weizmann Science Park in Rehovot, Israel. This property houses our head office, research and development laboratory and additional departments such as clinical operations, medical, regulatory compliance, sales and marketing and business development. We sublease approximately 500 square meters of such premises to a third-party lessee.

As part of the acquisition of the FDA licensed and certain related assets from the privately held B&PR, we acquired a 237 square meters facility in Beaumont, TX, which we use as a plasma collection center. In addition, during 2021, and in preparation of the establishment of our U.S. commercial operations, we leased a two room office facility within a shared office facility in Hoboken, NJ.

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

Organizational Structure

Our significant subsidiaries are set forth below. All subsidiaries are either 100 percent owned by us or controlled by us. All companies are incorporated and registered in the country in which they operate as listed below:

Legal Name	Jurisdiction
KI Biopharma LLC	Delaware, USA
Kamada Inc.	Delaware, USA
Kamada Plasma LLC	Delaware (wholly owned by Kamada Inc.), USA
Kamada Assets (2001) Ltd.	Israel
Kamada Ireland Limited	Ireland

Legal Proceedings

We are subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would have a material adverse effect on our financial position, operations or potential performance.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report.

The audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

Overview

We are a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. Our strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived and biopharmaceutical markets.. We operate in two segments: the Proprietary Products segment, which includes our plasma-derived biopharmaceuticals products including the following six FDA-approved products KEDRAB, CYTOGAM, HEPGAM B, VARIZIG, WINRHO SDF and GLASSIA that we market in 30 countries; and the Distribution segment, in which we leverage our expertise and presence in the Israeli market by distributing more than 20 pharmaceutical products manufactured by third parties for use in Israel.

Our Commercial Activities

In November 2021, we acquired a portfolio of four FDA approved plasma-derived hyperimmune commercial products – CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF. The combined annual global revenue of the acquired portfolio in 2021 was approximately $41.9 million, of which our revenue was approximately $5.4 million and represents the sales generated from the date of consummation of the transaction through December 31, 2021. Approximately 75% and 21% of the annual sales of the acquired portfolio generated in the U.S. and Canada, respectively.

In addition to the recently acquired products portfolio, our Proprietary products includes GLASSIA, KAMRAB/KEDRAB, KAMRHO (D) IM and IV, as well as two types of anti-snake venom derived from equine plasma.

We market GLASSIA in the United States through a strategic partnership with Takeda. Our 2021 revenues from the sale of GLASSIA to Takeda totaled $26.2 million, as compared to $64.9 million and $68.1 million during 2020 and 2019, respectively. In addition, during 2021 we recognized as revenues $5.0 million on account of a sales milestone due from Takeda. The decrease in GLASSIA sales to Takeda in 2021 is associated with the completion of the transition of the product manufacturing to Takeda. Commencing in 2022, Takeda will pay royalties, on sales of GLASSIA manufactured by Takeda, to us at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. We expect to receive royalties from Takeda in the range of $10 million to $20 million per year for 2022 to 2040. We also market GLASSIA in other counties through local distributors. Total revenues derived from sales of GLASSIA in all other countries during 2021 was $7.6 million, as compared to $5.5 million and $5.5 million during 2020 and 2021, respectively.

We market KAMRAB in the United States under the trademark “KEDRAB” through a strategic distribution and supply agreement with Kedrion. Our 2021 revenues from sales of KEDRAB to Kedrion totaled $11.9 million as compared to $18.3 million and $16.4 million during 2020 and 2019, respectively. The reduction of sales of KEDRAB to Kedrion during 2021 was a result of relatively higher level of inventory of product at Kedrion as of December 31, 2020, which was due to reduced KEDRAB sales by Kedrion during 2020 as a result of the effect of the COVID-19 pandemic.

Our 2021 revenues from the sales of the remaining Proprietary products, including KAMRAB (outside the U.S. market), KAMRHO (D) IM and IV, the anti-snake venom, as well as our development stage Anti-SARS-CoV-2 IgG product totaled $18.4 million, as compared to $11.2 million and $7.1 million during 2020 and 2019, respectively.

Our Distribution segment is comprised of sales in Israel of pharmaceutical products manufactured by third parties. Most of the revenues generated in our Distribution segment are from plasma-derived products manufactured by European companies, and the plasma-derived products sales represented approximately 84%, 89% and 81% of our Distribution segment revenues for the years ended December 31, 2021, 2020 and 2019, respectively. Over the past several years we continued to extend our Distribution segment products portfolio to non-plasma derived products, including recently entering into an agreement with Alvotech and two additional entities for the distribution in Israel of eleven different biosimilar products which, subject to EMA and subsequently IMOH approvals, are expected to be launched in Israel between the years 2022 and 2028. We estimate the potential aggregate maximum revenues, achievable within several years of launch, generated by the distribution of all eleven biosimilar products to be in more than $40 million annually.

In March 2021, we completed the acquisition of the FDA licensed plasma collection center and certain related assets from the privately held B&PR based in Beaumont, Texas, which specializes in the collection of hyper-immune plasma used in the manufacture of Anti-D products. We are in the process of significantly expanding our hyperimmune plasma collection capacity by investing in this plasma collection center in Beaumont, Texas, and initiated a project to leverage our FDA license to establish a network of new plasma collection centers in the United States, with the intention to collect normal source as well as hyperimmune specialty plasma required for manufacturing of our other Proprietary products including KAMRAB/KEDRAB as well as for some of the products included in our recently acquired products portfolio.

In addition to our commercial operation, we invest in research and development of new product candidates, including our leading investigational product Inhaled AAT for AATD, for which we are continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial, as well as several other product candidates. For additional information regarding our research and development activities, see “— Our Development Product Pipeline.”

We currently expect to generate fiscal year 2022 total revenues in a range of $125 million to $135 million which would represent a 20% to 30% growth compared to fiscal year 2021. We also anticipate generating EBITDA, during 2022, at a rate of 12% to 15% of total revenues, representing more than 2.5x of the EBITDA for the year ended December 31, 2021.

COVID-19 Pandemic Effects

The global COVID-19 pandemic affected economic activity worldwide and led, among other things, to a disruption in the global supply chain, a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries worldwide as well as a decrease in the value of financial assets and commodities across all markets in Israel and the world. As a result of the COVID-19 pandemic, we’ve experienced a reduction in inbound and outbound international delivery routes, which have caused, delays in receipt of raw material and shipment of finished product. Our business activity and commercial operations were affected by these factors, and we have taken several actions to ensure our manufacturing plant remains operational with limited disruption to our business continuity. We increased our inventory levels of raw materials through our suppliers and service providers to appropriately manage any potential supply disruptions and secure continued manufacturing. In addition, we are actively engaging freight carriers to ensure inbound and outbound international delivery routes remain operational and identify alternative routes, if needed. We comply with the State of Israel mandates and recommendations with respect to work-force management and we have taken several precautionary health and safety measures to safeguard our employees continue to monitor and assess orders issued by the State of Israel and other applicable governments to ensure compliance with evolving COVID-19 guidelines.

COVID-19 related disruption had various effect on our business activities, commercial operation, revenues and operational expenses. However, as a result of the actions taken, our overall results of operations for the year ended December 31, 2021 were not materially affected. While there is an evident trend of recovery from the pandemic due to the increased vaccination rate of the population, a number of factors including, but not limited to, continued demand for our commercial products, availability of raw materials, financial conditions of our customer, suppliers and services providers, our ability to manage operating expenses, additional competition in the markets that we compete in, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, may have an effect on our future financial position and results of operations. The financial impact of these factors cannot be reasonably estimated at this time due to substantial uncertainty but may materially affect our business, financial condition, and results of operations. We assess the impact of COVID-19 in several possible scenarios and concluded that there are no uncertainties that may cast significant doubt on our ability to continue as a going concern or affect significantly on our liquidity.

Key Components of Our Results of Operations

Business Combination

In November 2021, we acquired a portfolio of the following four FDA approved plasma-derived hyperimmune commercial products from Saol: CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF. For the period commencing on November 22, 2021 and ending on December 31, 2021, the acquired portfolio contributed $5.4 million and $3.6 million in revenues and gross profit, respectively. If the acquisition had occurred on January 1, 2021, management estimates that portfolio contribution would have been $41.9 million in revenues and $ 6.8 million to the net income.

Under the terms of the agreement, we paid Saol a $95 million upfront payment, and agreed to pay up to an additional $50 million of contingent consideration subject the achievement of sales thresholds for the period commencing on the acquisition date and ending on December 31, 2034. We may be entitled for up to $3 million credit deductible from the contingent consideration payments due for the years 2023 through 2027, subject to certain conditions as defined in the agreement between the parties. In addition, we acquired inventory and agreed to pay the consideration to Saol in ten quarterly installments of $1.5 million each or the remaining balance at the final installment. We estimated the fair value of the contingent consideration and the deferred inventory consideration on the acquisition date at $21.7 million and $13.8 million, respectively.

Pursuant to an earlier engagement with Saol, during 2019, we initiated technology transfer activities for transitioning CYTOGAM manufacturing to our manufacturing facility in Beit Kama, Israel. Through November 22, 2021, we received from Saol a total of $3.8 million in consideration with respect to the technology transfer activities performed. As a result of the consummation of the Saol transaction such previous engagement with Saol expired and the received consideration was accounted for as settlement of preexisting relationship.

The following table details the total acquisition consideration:

USD in thousands

Cash paid at closing	$95,000
Contingent consideration liability	21,705
Deferred inventory consideration	13,788
Settlement of preexisting relationship	(3,786)

Total acquisition cost	126,707

The acquisition was categorized as business combination and accounted for by applying the acquisition method, pursuant to which we identified and valued the acquired assets and assumed liabilities. The excess amount of the acquisition cost over the net value of the acquired assets and assumed liabilities is recorded as goodwill.

The following acquired assets, and their respective fair value as of the acquisition date were identified Inventory: $22.8 million, Customer Relations $33.5 million, Intellectual Property $79.1 million and Assumed Contract Manufacturing Agreement $8.5 million.

We assumed certain of Saol’s liabilities for the future payment of royalties (some of which are perpetual) and milestone payments to a third parties subject to the achievement of corresponding CYTOGAM related net sales thresholds and milestones. The fair value of such assumed liabilities at the acquisition date was estimated at $47.2 million. Such assumed liabilities include:

●	Royalties: 10% of the annual global net sales of CYTOGAM up to $25.0 million and 5% of net sales that are greater than $25.0 million, in perpetuity; 2% of the annual global net sales of CYTOGAM in perpetuity; and 8% of the annual global net sales of CYTOGAM for period of six years following the completion of the technology transfer of the manufacturing of CYTOGAM to us, subject to a maximum aggregate of $5.0 million per year and for total amount of $30.0 million throughout the entire six years period.

●	Sales milestones: $1.5 million in the event that the annual net sales of CYTOGAM in the United States market exceeds $18.8 million during the twelve months period ending June 30, 2022; and, $1.5 million in the event that the annual net sales of CYTOGAM in the United States market exceeds $18.4 million during the twelve months period ending June 30, 2023.

●	Milestone: $8.5 million upon the receipt of FDA approval for the manufacturing of CYTOGAM at Company’s manufacturing facility.

The following table details the fair value of the identified assets and liabilities as of the acquisition date (for further details refer to Note 5 of the audited consolidated financial statements for the years ended December 31, 2021 included elsewhere in this Annual Report):

Fair value USD in thousands

Inventory	22,849
Customer Relations	33,514
Intellectual Property	79,141
Assumed Contract Manufacturing Agreement	8,519
Assumed liability	(47,213)
Net identifiable assets	96,810

Goodwill arising on acquisition	29,897

Total acquisition cost	126,707

Intangible assets with a finite useful life are amortized on a straight-line basis over its useful life (estimated 6-20 years). Intangible assets and goodwill are reviewed for impairment whenever there is an indication that the asset may be impaired.

Revenues

In our Proprietary Products segment, we generate revenues from the sale of products to strategic partners (i.e., Takeda and Kedrion), wholesalers in the U.S. market, HMOs and local hospitals and distributors in other ROW markets. Revenues from our Proprietary Products segments also include a recognized portion of prior upfront and milestone and royalty payments from strategic partners. Revenues are presented net of any discounts and/or marketing contribution payments extended to our partners and distributors.

We have historically derived a significant portion of our total revenues from sales of GLASSIA to Takeda. However, as a result of the transition of GLASSIA manufacturing to Takeda in 2021, revenues from the sale of GLASSIA to Takeda decreased in 2021. Sales to Takeda accounted for approximately 25%, 49% and 54% of our total revenues in the years ended December 31, 2021, 2020 and 2019, respectively. Revenue from all sales of GLASSIA comprised approximately 34%, 53% and 58% of our total revenues for the years ended December 31, 2021, 2020 and 2019, respectively. Sales of KEDRAB to Kedrion during the years ended December 31, 2021, 2020 and 2019 accounted for approximately 12%, 14%, and 13% of our total revenues, respectively. Sales from CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF for the year ended December 31, 2021, accounted 5% of our total revenues, which represent sales we generated between November 22, 2021, and December 31, 2021.

In our Distribution segment, we generate revenues from the sale in Israel of imported products produced by third parties. Sales of IVIG accounted for approximately 20%, 19% and 14% of our total revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

We derived approximately 48%, 64% and 66% of our total revenues in the years ended December 31, 2021, 2020 and 2019, respectively, from sales in the United States and North America, approximately 35%, 27% and 25% of our total revenues in the years ended December 31, 2021, 2020 and 2019, respectively, from sales in Israel (including both sales for our Proprietary Products segment and the Distribution segment), approximately 5%, 3% and 4% of our total revenues in the years ended December 31, 2021, 2020 and 2019, respectively, from sales in Europe, approximately 3%, 1% and 2% of our total revenues in the years ended December 31, 2021, 2020 and 2019, respectively, from sales in Asia (excluding Israel), and approximately 9%, 5% and 3% of our total revenues in the years ended December 31, 2021, 2020 and 2019, respectively, from sales in Latin America.

Cost of Revenues

Cost of revenues in our Proprietary Products segment includes expenses related to the manufacturing of products such as raw materials (including plasma), payroll, utilities, laboratory costs and depreciation. In addition, part of the cost of revenues derived from payment on account of manufacturing services provided by third parties. Cost of revenues also includes provisions for the costs associated with manufacturing scraps and inventory write-offs.

Cost of revenues includes depreciation costs recognized pursuant to the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF. Intangible assets which depreciation is accounted for in the costs of revenues include the acquired products intellectual property and an assumed contract manufacturing agreement.

A significant portion of our manufacturing costs are for raw materials consisting of plasma or fraction IV of plasma. In order to ensure the availability of plasma and fraction IV, we have secured the supply of plasma and fraction IV from multiple suppliers, including from Takeda for the manufacturing of GLASSIA and from Kedrion for the manufacturing of KEDRAB. We intend to secure long term plasma supply agreements with other suppliers to support manufacturing needs for CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF, and we plan to leverage the recent acquisition of the plasma collection center to become independent in terms of plasma supply needs.

Costs of revenues in our Distribution segment consists of costs of products acquired, packaging and labeling for sales by us in Israel.

Gross Profit

Gross profit is the difference between total revenues and the cost of revenues. Gross profit is mainly affected by volume and mix of sales, as well as manufacturing efficiencies, cost of raw materials and plant maintenance and overhead costs.

Our gross margins in our Proprietary Products segment, which were 36%, 43% and 46% for the years ended December 31, 2021, 2020 and 2019, respectively, are generally higher than in our Distribution segment, which were 11%, 14% and 15% for the years ended December 31, 2021, 2020 and 2019, respectively.

The reduction in gross profitability during the year ended December 31, 2021, in the Propriety Products segment was mainly as a result of changes in product sales mix, specifically the reduction of GLASSIA sales to Takeda, as well as reduced plant utilization. The reduction in gross profitability in our Distribution segment during 2020 was a result of a change in product sales mix which was driven by demand changes driven by the effects of the COVID-19 pandemic.

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

Selling and Marketing Expenses

Selling and marketing expenses principally consist of compensation for employees in sales and marketing related positions, expenditures incurred for sales incentive, advertising, marketing or promotional activities, shipping and handling costs, product liability insurance and business development activities, as well as marketing authorization fees to regulatory agencies, including the FDA.

Selling and marketing expenses includes depreciation costs of intangible assets recognized pursuant to the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF. Intangible assets which depreciation is accounted for in the selling and marketing expenses include customer relations.

General and Administrative Expenses

General and administrative expenses consist of compensation for employees in executive and administrative functions (including payroll, bonus, equity compensation and other benefits), office expenses, professional consulting services, public company related costs, directors’ and officer’s liability insurance and other insurance costs, legal, audit fees, other professional services as well as employee welfare costs.

Financial Income

Financial income is comprised of interest income on amounts invested in bank deposits and short-term investments.

Income (expense) in respect of securities measured at fair value, net

Income (expense) in respect of securities measured at fair value, net comprised the changes in the fair value of financial assets measured at fair value through other comprehensive income. During 2020, we realized all of our debt securities (corporate and government).

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

Taxes on Income

Since our inception we accrued significant net operating loss carryforwards for tax purposes and as result, have not been required to pay income taxes other than tax withheld in a foreign jurisdiction in 2012 and 2016 and a $1.3 million payment to the Israel Tax Authority in 2016 as a settlement agreement for the tax years 2004-2006. During the years ended December 31, 2020 and 2019, we recognized a tax expense for the entire amount of a deferred tax asset that we initially recognized in 2018 for a portion of our carryforward losses on account of earnings that were offset against the carryforward losses. For the year ended December 31, 2021, we did not account for deferred tax assets nor tax expenses related to such.

As of December 31, 2021, we have net operating loss carryforwards for tax purposes of approximately $33 million. The net operating loss carryforwards have no expiration date. Following the full utilization of our net operating loss carryforwards, we expect that our effective income tax rate in Israel will reflect the tax benefits discussed below.

Our Israeli based manufacturing facility has been granted an Approved Enterprise status pursuant to the Investment Law, which made us eligible for a grant and certain tax benefits under that law for a certain investment program. The investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which applied to the turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Approved Enterprise status expired at the end of 2017. Additionally, we have obtained a tax ruling from the Israel Tax Authority according to which, among other things, our activity has been qualified as an “industrial activity,” as defined in the Investment Law, and is also eligible for tax benefits as a Privileged Enterprise, which apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status are scheduled to expire at the end of 2023. As of the date of this Annual Report, we have not utilized any tax benefits under the Investment Law, other than the receipt of grants attributable to our Approved Enterprise status.

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

During the year ended December 31, 2021, following the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF and the plasma collection center in Beaumont, TX, we have initiated commercial operation in the U.S. through our subsidiaries Kamada Inc. and Kamada Plasma LLC. The two entities are subject to U.S. federal and certain state income taxes and file a combined tax return. Income tax expenses due in connection which such activities are included as part of taxes on income in our consolidated statement of operations.

Results of Operations

The following table sets forth certain statement of operations data:

	Year Ended December 31,
	2021	2020	2019
	(U.S. Dollars in thousands)
Revenues from Proprietary Products segment	$75,521	$100,916	$97,696
Revenues from Distribution segment	28,121	32,330	29,491
Total revenues	103,642	133,246	127,187
Cost of revenues from Proprietary Products segment	48,194	57,750	52,425
Cost of revenues from Distribution segment	25,120	27,944	25,025
Total cost of revenues	73,314	85,694	77,450
Gross profit	30,328	47,552	49,737
Research and development expenses	11,357	13,609	13,059
Selling and marketing expenses	6,278	4,518	4,370
General and administrative expenses	12,636	10,139	9,194
Other expense	753	49	330
Operating income (loss)	(696)	19,237	22,784
Financial income	295	1,027	1,146
Income (expense) in respect of securities measured at fair value, net	-	102	(5)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(207)	(1,535)	(651)
Financial expense	(1,277)	(266)	(293)
Income (loss) before taxes on income	(1,885)	18,565	22,981
Taxes on income	345	1,425	730
Net income (loss)	$(2,230)	$17,140	$22,251

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Segment Results

	Change
	2021 vs. 2020
	2021	2020	Amount	Percent
	(U.S. Dollars in thousands)
Revenues:
Proprietary Products	$75,521	$100,916	$(25,395)	(25.2)%
Distribution	28,121	32,330	(4,209)	(13.0)%
Total	103,642	133,246	(29,604)	(22.2)%
Cost of Revenues:
Proprietary Products	48,194	57,750	(9,556)	(16.5)%
Distribution	25,120	27,944	(2,824)	(10.1)%
Total	73,314	85,694	(12,380)	(14.4)%
Gross Profit:
Proprietary Products	$27,327	$43,166	$(15,839)	(36.7)%
Distribution	3,001	4,386	(1,385)	(31.6)%
Total	$30,328	$47,552	$(17,224)	(36.2)%

Revenues

In the year ended December 31, 2021, we generated $103.6 million of total revenues, as compared to $133.2 million in the year ended December 31, 2020, a decrease of $29.6 million, or approximately 22.2%. This decrease was primarily due to the transition of GLASSIA manufacturing to Takeda which resulted in an overall $38.7 million year over year decrease of GLASSIA sales. In addition, KEDRAB sales to Kedrion for the year ended December 31, 2021, totaled $11.9 million, a $6.4 million decrease compared to the year ended December 31, 2020, which decrease was a result of relatively higher level of inventory of product at Kedrion as of December 31, 2020, which was due to reduced KEDRAB sales by Kedrion during 2020 as a result of the effect of the COVID-19 pandemic. These decreases were partially offset by $5.4 million of revenues generated from sales of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF following their acquisition from November 22, 2021 through December 31, 2021, the recognition of $5.0 million of GLASSIA sales milestone from for Takeda and $3.9 million of revenues generated from sales to the IMOH of our investigational Anti-SARS-CoV-2 IgG product, as well as an increase in revenues of our other Proprietary products.

Cost of Revenues

In the year ended December 31, 2021, we incurred $73.3 million of cost of revenues, as compared to $85.7 million in the year ended December 31, 2020, a decrease of $12.4 million, or approximately 14.4%. The decrease in costs of revenues is mainly attributable to the decrease in sales volume and mix.

Gross profit

Gross profit and gross margins in our Proprietary Products segment for the year ended December 31, 2021 were $27.3 and 36.2%, respectively, as compared to $43.2 and 42.8% for the year ended December 31, 2020, respectively, representing a decrease of $15.9 million and 36.7%, respectively. Such decrease is primarily attributed to the overall decrease in product sales mix, specifically the decrease in sales of GLASSIA to Takeda and KEDRAB to Kedrion (as detailed above), which sales carry relatively higher gross margins, together with an increase in sales of our products in several ex-U.S. markets, which carry relatively lower gross margins.

In the wake of the transition of GLASSIA manufacturing to Takeda, we effected measures to reduce plant overhead costs, including headcount reduction. Nevertheless, the overall reduction in manufacturing plant utilization resulted in relatively higher cost allocation per each manufactured product. As a result, during the year ended December 31, 2021, we incurred higher impairment costs for inventories carried at net realizable value. We account for impairment costs when the net realizable value of the inventory is lower than the cost incurred in bringing the inventory to its present location and condition.

In addition, for the year ended December 31, 2021, we incurred depreciation expenses in the amount of $0.6 million, related to intangible assets recognized pursuant to a business combination, which reduced the gross profits.

Gross profit and gross margins in our Distribution segment for the year ended December 31, 2021 were $3.0 and 10.7%, respectively, as compared to $4.4 and 13.6% for the year ended December 31, 2020, respectively, representing a decrease of $1.4 million and 31.6%, respectively. Such decrease is primarily related to change in product sales mix in this segment, specifically the year over year increased proportion of sales of IVIG of overall sales in this segment. As a tender based product, sales of IVIG carry relatively lower gross margins as compared to other products in this segment.

 Research and Development Expenses

In the year ended December 31, 2021, we incurred $11.4 million of research and development expenses, as compared to $13.6 million in the year ended December 31, 2020, a decrease of $2.2 million, or approximately 16.2%. The decrease was primarily due to reduction in costs associated with our pivotal Phase 3 InnovAATe clinical trial of our Inhaled AAT for treatment of AATD. As a result of the continued effect of the COVID-19 pandemic, we incurred delays and challenges in connection with the opening of additional study sites and recruitment of patient participants, which resulted in the reduction of costs. In addition, during the year ended December 31, 2021, we reduced the development of our investigational Anti-SARS-CoV-2 IgG product as a potential treatment for COVID-19. Given the increased vaccination rate of the population as well as approvals of monoclonal antibodies for COVID-19, we are currently evaluating the market potential of this product, and the continuation of its development program.

Research and development expenses accounted for approximately 10.9% and 10.2% of total revenues for the years ended December 31, 2021 and 2020, respectively.

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020
Inhaled AAT	$2,562	$3,266
Anti-SARS-CoV-2	180	1,110
Recombinant AAT	528	426
Unallocated salary	5,076	6,045
Unallocated facility cost allocated to research and development	2,138	2,064
Unallocated other expenses	873	698
Total research and development expenses	$11,357	$13,609

Unallocated expenses are expenses that are not managed by project and are allocated between various tasks that are not always related to a major project. In the years ended December 31, 2021 and 2020, we incurred $5.1 million and $6.0 million, respectively, of unallocated salary expenses which represent all research and development salary expenses, $2.1 million and $2.1 million, respectively, of facility costs allocated to research and development and $0.9 million and $0.6 million, respectively, of unallocated other expenses.

Our current intentions with respect to our major development programs are described in “Business — Our Product Pipeline and Development Program”. We cannot determine with full certainty the duration and completion costs of the current or future clinical trials of our major development programs or if, when, or to what extent we will generate revenues from the commercialization and sale of any product candidates. We or our strategic partners may never succeed in achieving marketing approval for any product candidates. The duration, costs and timing of clinical trials and our major development programs will depend on a variety of factors, including the uncertainties of future clinical and preclinical studies, uncertainties in clinical trial enrollment rates and significant and changing government regulation and whether our current or future strategic partners are committed to and make progress in programs licensed to them, if any. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. See “Item 3. Key Information — D. Risk Factors — Risks Related to Development, Regulatory Approval and Commercialization of Product Candidates.”

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

Selling and Marketing Expenses

In the year ended December 31, 2021, we incurred $6.3 million of selling and marketing expenses, as compared to $4.5 million in the year ended December 31, 2020, an increase of $1.8 million, or approximately 39%. This increase was primarily due to costs related to the marketing and distribution of newly acquired CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF as well as costs associated with pre-launch activities of new products in the Distribution segment that were launched during the year ended December 31, 2021 or are expected to be launched during the beginning of 2022.

In addition, for the year ended December 31, 2021, we incurred depreciation expenses in the amount of $0.2 million, related to intangible assets recognized pursuant to a business combination, which reduced the gross profits.

Selling and marketing expenses accounted for approximately 6.1% and 3.4% of total revenues for the years ended December 31, 2021 and 2020, respectively.

General and Administrative Expenses

In the year ended December 31, 2020, we incurred $12.6 million of general and administrative expenses, as compared to $10.1 million in the year ended December 31, 2019, an increase of $2.5 million, or approximately 24.6%. This increase was primarily due to costs associated with the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF (including advisory, legal and other professional fees) totaling $1.2 million as well as a $0.9 million increase in directors’ and officer’s liability insurance related costs.

General and administrative expenses accounted for approximately 12.2% and 7.6% of total revenues for the years ended December 31, 2021 and 2020, respectively.

Other expenses

In the years ended December 31, 2021 and 2020, we incurred $0.8 and $0.1 million of other expenses. In connection with the transition of GLASSIA manufacturing to Takeda, during the second and third quarter of 2021, we implemented a planned workforce downsizing and incurred a one-time expense of $0.7 million related to excess severance remuneration for employees who were laid-off as part of this downsizing, which costs were accounted for in other expenses.

Financial Income

In the years ended December 31, 2021 and 2020, we generated $0.3 and $1.0 million of financial income, respectively. Financial income is primarily comprised of interest income on bank deposits and to a limited extent short-term investments.

Income (expense) in respect of securities measured at fair value, net

In the year ended December 31, 2020, we incurred $0.1 million of income in respect of securities measured at fair value, net. During 2020 we liquidated our securities portfolio and therefore, did not incur income in respect of securities measured at fair value, net, in 2021.

Income (expense) in respect of currency exchange differences and derivatives instruments, net

In the year ended December 31, 2021, we incurred $0.2 million of expenses in respect of currency exchange differences on balances in other currencies, mainly the NIS and the Euro versus the U.S. dollar, and derivatives impact, as compared to $$1.5 million in the year ended December 31, 2020.

Financial Expenses

In the year ended December 31, 2021, we incurred $1.3 million of financial expenses, as compared to $0.3 million in the year ended December 31, 2020. Financial expenses in the year ended December 31, 2021, included interest costs on debt facility obtained to partially fund the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF. See below “Liquidity and Capital Resources.”

Taxes on Income

In the year ended December 31, 2021, we recorded a $0.3 million tax expense primarily related to excess costs tax payment due to the Israeli tax authority and current taxes on account of our U.S commercial operations. In the year ended December 31, 2020, we recorded a $1.4 million tax expense relating primarily to the utilization of a deferred tax asset on account of earnings that were offset against our net operating loss carryforward for tax purposes.

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

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statements of operations data for the four quarters of fiscal years 2021 and 2020. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this Annual Report and, in the opinion of management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this Annual Report. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	(U.S. Dollars in thousands)
Revenues from Proprietary Products	$18,205	$17,123	$19,323	$20,870	$23,283	$29,691	$22,625	$25,317
Revenues from Distribution	13,264	5,911	4,916	4,030	8,259	5,634	10,464	7,973
Total revenues	31,469	23,034	24,239	24,900	31,542	35,325	33,089	33,290
Cost of revenues from Proprietary Products	12,589	12,078	11,059	12,468	13,933	15,936	12,934	14,947
Cost of revenues from Distribution	12,285	5,226	4,108	3,501	7,444	4,568	9,040	6,892
Total cost of revenues	24,874	17,304	15,167	15,969	21,377	20,504	21,974	21,839
Gross profit	6,595	5,730	9,072	8,931	10,165	14,821	11,115	11,451
Research and development expenses	3,448	2,545	2,736	2,628	3,274	3,365	3,623	3,347
Selling and marketing expenses	2,475	1,256	1,424	1,123	1,221	1,179	1,178	940
General and administrative expenses	3,833	2,691	3,303	2,809	3,006	2,514	2,307	2,312
Other expense (income)	141	42	563	7	15	0	32	2
Operating income (loss)	(3,302)	(804)	1,046	2,364	2,649	7,763	3,975	4,850
Financial income	18	68	99	110	162	250	298	317
Financial expenses	(1,099)	(61)	(63)	(53)	(62)	(69)	(58)	(77)
Income (expense) in respect of securities measured at fair value, net	-	-	-	-	-	0	0	102
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(281)	(48)	(145)	266	(839)	(761)	(367)	432
Income (loss) before taxes on income	(4,664)	(845)	937	2,687	5,518	6,037	6,373	5,053
Taxes on income	345	-	-	-	156	214	230	130
Net income (loss)	$(5,009)	$(845)	$937	$2,687	$5,362	$5,823	$6,143	$4,923

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

The balance of cash and cash equivalents and short-term investments as of December 31, 2021, 2020 and 2019, totaled $18.6 million, $109.3 million and $73.9 million, respectively. We plan to fund our future operations and strategic initiatives (See “Item 4. Information on the Company”) through our financial resources, continued sales and distribution of our proprietary and distribution products, commercialization and or out-licensing of our pipeline product candidates, and to the extent required, raising additional capital through the issuance of equity or debt.

Our capital expenditures for the years ended December 31, 2021, 2020 and 2019 were $3.7 million, $5.5 million and $2.3 million, respectively. Our capital expenditures currently relate primarily to the maintenance and improvements of our facilities. We expect our capital expenditures to increase in the coming years mainly due to the planned expansion our plasma collection operations as well as to facilitate the transition manufacturing of HEPGAM B, VARIZIG and WINRHO SDF to our manufacturing facility in Beit Kama, Israel, which will require possible upgrades to plant infrastructure as well as to upgrade manufacturing automation. To date, we have not made any material commitments towards such planned expenditures.

In addition to our capital expenditure, during the year ended December 31, 2021, we acquired CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF from Saol. Under the terms of the agreement, we paid Saol a $95 million upfront payment, and agreed to pay up to an additional $50 million of contingent consideration subject the achievement of sales thresholds for the period commencing on the acquisition date and ending on December 31, 2034. We may be entitled for up to $3 million credit deductible from the contingent consideration payments due for the years 2023 through 2027, subject to certain conditions as defined in the agreement between the parties. In addition, we acquired inventory and agreed to pay the consideration to Saol in ten quarterly installments of $1.5 million, each or the remaining balance at the final installment. In addition, we assumed certain of Saol’s liabilities for the future payment of royalties (some of which are perpetual) and milestone payments to a third parties subject to the achievement of corresponding CYTOGAM related net sales thresholds and milestones. The fair value of such assumed liabilities at the acquisition date was estimated at $47.2 million. For additional information also see above under “Key Components of Our Results of Operations—Business Combination and Note 19e to our consolidated financial statements included in this Annual Report.

We have entered into long term lease agreements with respect to office facility, storage spaces, vehicles and certain office equipment. The terms of such lease arrangements are between 3 to 10 years. The outstanding lease obligation as of December 31, 2021 totaled $4.3 million. For additional information see Note 16 to our consolidated financial statements included in this Annual Report.

We are also obligated to make certain severance or pension payments to our Israeli employees upon their retirement in accordance with Israeli law. For additional information, see “Post-Employment Benefits Liabilities” and Note 2u and Note 18 to our consolidated financial statements included in this Annual Report.

We believe our current cash and cash equivalents will be sufficient to satisfy our liquidity requirements for the next 12 months.

Credit Facility and Loan Agreement with Bank Hapoalim B.M.

In connection with the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF from Saol, on November 15, 2021, we secured a $40 million of debt facility from Bank Hapoalim B.M., which is comprised of a $20 million five-year loan and a $20 million short-term revolving credit facility.

The long-term loan bears interest at a rate of SOFR (Secured Overnight Financing Rate) + 2.18% and is repayable in 54 equal monthly installments commencing on June 16, 2022. The credit facility is in effect for a period of 12 months and thereafter, renews automatically for additional terms of 12 months each, unless either party otherwise notifies the other party in writing. Borrowings under the credit facility accrue interest at a rate of SOFR + 1.75 and are repayable no later than 12 months from the date advanced. We are required to pay an annual fee of 2% of the unutilized credit facility.

The terms of the loan and credit facility include certain financial covenants, for the years ending December 31, 2022, and onwards, including that we maintain: (i) minimum equity capital of 30% of the balance sheet and no less than $120 million, examined on a quarterly basis, (ii) a maximum working capital to debt ratio of 0.8, examined on a quarterly basis, and (iii) a minimum debt coverage ratio of 1.1 during 2022-2024 and 1.25 in 2025 and onwards, examined on an annual basis. In addition, the terms of the loan and credit facility contain certain restrictive covenants including, among others, limitations on restructuring, the sale of purchase of assets, material licenses, certain changes of control and the creation of floating charges over our property and assets. In addition, we undertook not to create any first ranking floating charge over all or materially all of our property and assets in favor of any third party unless certain conditions, as defined in the loan agreement, have been satisfied. See “Item 3. Key Information — D. Risk Factors —Risks Related to Our Financial Position and Capital Resources — Our financial position and operations may be affected as a result of the indebtedness we incurred to partially fund the Saol acquisition.”

Cash Flows from Operating Activities

Net cash used in operating activities was $8.8 million for the year ended December 31, 2021. This net cash used in operating activities reflects net loss of $2.2 million, $7.7 million for non-cash income and expenses, $14.4 million increase in assets, net of liabilities, and $0.1 million of interest income, net of interest and tax expenses paid in cash.

Net cash provided by operating activities was $ 19.1 million for the year ended December 31, 2020. This net cash provided by operating activities reflects net income of $17.1 million, $8.1 million of non-cash expenses and a decrease in inventories of $1.2 million, a decrease in trade receivables of $1.3 million and a decrease in trade payables of $9.5 million.

Net cash provided by operating activities was $27.6 million for the year ended December 31, 2019. This net cash provided by operating activities reflects net income of $22.3 million, $6.3 million of non-cash expenses and an increase in inventories of $14.0 million, a decrease in trade receivables of $5.1 million and an increase in trade payables of $6.3 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $61.1 million for the year ended December 31, 2021, which comprises of $96.4 million related to the Saol and B&PR acquisitions, $39.1 million gained from disposition of short-terms investment and $3.7 million of capital expenditures.

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

Cash Flows from Financing Activities

Net cash provided by financing activities was $18.6 million for the year ended December 31, 2021, and is mainly related to the receipt of the long-term loan from Bank Hapoalim.

Net cash provided by financing activities was $23.3 million for the year ended December 31, 2020, mainly due to proceeds from our January 2020 private placement to the FIMI Funds of an aggregate 4,166,667 ordinary shares at a price of $6.00 per share, for an aggregate $25 million gross proceeds.

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

Business combinations and goodwill:

Upon consummation of an acquisition, and for the purpose of determining the appropriate accounting treatment, the acquirer examines whether the transaction constitutes an acquisition of a business or assets. In determining whether a particular set of activities and assets is a business, we assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

We have an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Transactions in which the acquired is considered a business acquisition are accounted for as a business combination as described below. Conversely, transactions not considered as business acquisition are accounted for as acquisition of assets and liabilities. In such transactions, the cost of acquisition, which includes transaction costs, is allocated proportionately to the acquired identifiable assets and liabilities, based on their proportionate fair value on the acquisition date. In an assets acquisition, no goodwill is recognized, and no deferred taxes are recognized in respect of the temporary differences existing on the acquisition date.

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are expensed in the period the services are received.

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IFRS 9. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss as finance income or finance expense. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

The fair value of an acquiree’s previously recognized contingent consideration assumed in connection a business combination is recognized as financial liability on the acquisition date. Subsequently, the financial liability is measured at amortized cost, per IFRS 9. Remeasurement of the financial liability is recognized as finance income or expense in the statement of operations.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration over the net identifiable assets acquired and liabilities assumed.

On March 1, 2021, we acquired the plasma collection center and certain related rights and assets from the privately held B&PR of Beaumont, TX, USA. For more information see Note 5(a) to our consolidated financial statements included in this Annual Report for more details.

On November 22, 2021, we entered into an asset purchase agreement with Saol for the acquisition of a portfolio of four FDA-approved plasma-derived hyperimmune commercial products. See Note 2(d) and Note 5 to our consolidated financial statements included in this Annual Report for additional information.

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

We determine a standard manufacturing capacity for each quarter. To the extent the actual manufacturing capacity in a given quarter is lower than the predetermined standard, then a portion of the indirect costs which is equal to the product of the overall quarterly indirect costs multiplied by the quarterly manufacturing shortfall rate is recognized as costs of revenues. The determination of the standard manufacturing capacity is subject to significant assumptions such as expected demand for our products, expected industry sales growth and manufacturing schedules. Management’s determination of deviations from quality standards is based on qualitative assessment, historical data and our past experience.

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

We had no impairment of non-financial assets in 2021.

Goodwill:

We review goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

As of December 31, 2021, we estimated the recoverable amount of the cash generating unit to which the goodwill has been allocated. The recoverable amount was calculated based on discounted cash flows expected to be generated from such cash generating unit which was based on a five year financial forecast approved by our management and using an 11% discount rate. The estimated recoverable amount of the unit was higher than its carrying amount, and therefore there was no need to provide for impairment. A sensitivity test of the discounted cash flow using a range of different discount rates was performed and did not change the result.

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

We operate a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law, 1963. See Note 2u and Note 18 in our consolidated financial statements included in this Annual Report for more details.

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

A sensitivity analyses was performed based on reasonably possible changes of the principal assumptions (discount rate and future salary increases) underlying the defined benefit plan~~.~~

In the event that the discount rate increases or decreases one percent, and all other assumptions were held constant, the defined benefit obligation would decrease by $266,000 or increase by $310,000, respectively.

In the event that the expected salary growth increases or decreases by one percent, and all other assumptions were held constant, the defined benefit obligation would increase by $294,000 or decrease by $252,000, respectively.

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

As of December 31, 2021, 2020 and 2019, the application of IFRIC 23 did not have a material effect on the financial statements.

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

For additional information, see Note 2m and Note 16 in our consolidated financial statements included in this Annual Report.

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

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors as of March 15, 2022.

Name	Age	Position
Executive Officers:
Amir London	53	Chief Executive Officer
Chaime Orlev	51	Chief Financial Officer
Eran Nir	49	Chief Operating Officer
Yael Brenner	58	Vice President, Quality
Hanni Neheman	52	Vice President, Marketing & Sales
Yifat Philip	45	Vice President, General Counsel and Corporate Secretary
Orit Pinchuk	56	Vice President, Regulatory Affairs and PVG
Ariella Raban	46	Vice President, Human Resources
Jon Knight	56	Vice President of US Commercial Operations

Directors:
Lilach Asher Topilsky*	51	Chairman of the Board of Directors
Amiram Boehm *	50	Director
Ishay Davidi*	60	Director
Karnit Goldwasser*	45	Director
Jonathan Hahn	39	Director, Chairman of Strategy Committee
Lilach Payorski*	48	Director, Chairman of Audit Committee
Leon Recanati*	73	Director, Chairman of Compensation Committee
Prof. Ari Shamiss, MD*	63	Director
David Tsur	71	Director

*	Independent director under the Nasdaq listing requirements.

Executive Officers

Amir London has served as our Chief Executive Officer since July 2015. Prior to that, Mr. London served as our Senior Vice President, Business Development from December 2013. Mr. London brings with him over 25 years of senior management and international business development experience. From 2011 to 2013, Mr. London served as the Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services. Earlier in his career, from 2009 to 2011, Mr. London was the Chief Executive Officer of Promedico, a leading Israeli-based $350 million healthcare distribution company, and the General Manager of Cure Medical, from 2006 to 2009, providing contract manufacturing services for clinical studies, as well as home-care solutions. From 1995 to 2006, Mr. London was a Partner with Tefen, an international publicly-traded operations management consulting firm, responsible for the firm’s global biopharma practice. Mr. London holds a B.Sc. degree in Industrial and Management Engineering from the Technion – Israel Institute of Technology.

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

Eran Nir was appointed as our Chief Operating Officer as March 1, 2022, responsible for operation and research and development activities. Prior to that Mr. Nir served as our Vice President, Operations since November 1, 2016. Mr. Nir has over 20 years of operations management experience in the pharmaceutical and medical industries. Mr. Nir’s recent roles include management of TEVA’s Pharmaceutical plant in Jerusalem from 2002 to 2011, VP Operations of Amelia Cosmetics from 2014 to 2015 and management of a medical equipment plant of Philips Medical Systems from 2015 to 2016. Mr. Nir’s extensive experience spans across the management of large scale FDA and EMA- approved manufacturing facilities, tech-transfer of new products from development to production and the implementation of world-class operational excellence systems. Mr. Nir holds a B.Sc. degree in Industrial and Management Engineering and a MBA degree in Business Management, both from Ben-Gurion University.

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

Jon Knight is our Vice President of US Commercial Operations commencing as of March 15, 2022. Mr. Knight joins with nearly 25 years of Life Sciences experiences, primarily focusing on commercializing innovative specialty plasma-products. Prior to joining us, Mr. Knight served in a variety of commercial leadership positions. Most recently Mr. Knight was responsible for Trade Relations at TherapeuticsMD successfully launching three innovative products into the market. Mr. Knight’s professional background also includes leadership positions at Prometic Life Sciences, CIS by Deloitte, Cardinal Health, Cangene bioPharma and Nabi bioPharmaceuticals. Mr. Knight received an MBA from Colorado State University and a B.A. in Biology from Colorado Mesa University.

Dr. Michal Ayalon, who served as our Vice President, Research and Development and IP from February 2019, ceased to serve in such capacity on February 28, 2022.

Directors

Lilach Asher Topilsky has served as a member of our board of directors since December 2019, as the Chairman of our board of directors since August 2020, and serves as a member of our Compensation Committee and Strategy Committee. Mrs. Asher Topilsky has been a Senior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since December 2019. Mrs. Asher Topilsky currently serves as the chairman of G1 Security Systems Ltd. (TASE), Rimoni Industries Ltd. (TASE), SOS Ltd. and Elyakim Ben Ari Group Ltd. and as a director at Amiad Water Systems Ltd. (AIM) and Tel Aviv University. Prior to joining FIMI, Mrs. Asher Topilsky served as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chairman at IDBNY BANKCORP and as a director at IDB Bank New York from 2014 -2019. Mrs. Asher Topilsky also served as the Chairman of Mercantile Bank from 2014-2016. Before that, Mrs. Asher Topilsky served as a member of the management of Bank Hapoalim (TASE) as Deputy CEO & Head of Retail Banking Division (2009-2013) & Head of Strategy & Planning Division (2007-2009). Mrs. Asher Topilsky served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago 1997-1998) and at Shaldor Strategy Consulting (Israel 1995-1996). Mrs. Asher Topilsky holds an M.B.A. degree from Kellogg School of Management, Northwestern University, Chicago, USA (1997), and a B.A. degree in Management and Economics from Tel Aviv University, Israel (Magna Cum Laude, 1994).

Amiram Boehm has served on our board of directors since December 2019 and serves as a member of our Strategy Committee. Mr. Boehm is a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and serves as a director at Gilat Satellite Communications (NASDAQ), Hadera Paper Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), TAT Technologies Ltd. (NASDAQ, TASE), PCB Technologies Ltd. (TASE), GreenStream Ltd. and Galam Ltd. Mr. Boehm previously served as a director of DIMAR Ltd., Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading Ltd. (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE), Solbar Industries Ltd. (previously traded on the TASE), Ham-Let (Israel-Canada) Ltd. (TASE) and Novolog Ltd (TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics, an LL.B degree from Tel Aviv University and a Joint M.B.A. degree from Northwestern University and Tel Aviv University.

Ishay Davidi has served on our board of directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as the Chairman of the Board of Directors of Hadera Paper Ltd. (TASE) and Polyram Plastic Industries Ltd (TASE). Mr. Davidi also serves as a director of Gilat Satellite Networks Ltd. (NASDAQ and TASE), Bet Shemesh Engines Ltd. (TASE), C. Mer Industries Ltd. (TASE), G1 Security Systems Ltd. (TASE), PCB Technologies Ltd. (TASE), Rekah Pharmaceutical Industries (TASE), SOS Ltd., GreenStream Ltd., Amiad Water Systems Ltd (AIM), Rimoni Industries Ltd. (TASE) and Elyakim Ben-Ari Group Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Inrom, Retalix (previously traded on NASDAQ and TASE) and Tefron Ltd. (NYSE and TASE) and as a director of Pharm Up Ltd (TASE), Ham-Let Ltd. (TASE), Ormat Industries Ltd. (previously traded on TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd. (TASE), Scope Metals Group Ltd. (TASE), Tadir-Gan (Precision Products) 1993 Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi served as the Chief Executive Officer of Zer Science Industries Ltd. Mr. Davidi holds an M.B.A. degree from Bar Ilan University, Israel, and a B.Sc. degree, with honors, in Industrial Engineering from the Tel Aviv University, Israel.

Karnit Goldwasser has served on our board of directors since December 2019 and serves as a member of our Audit Committee and Compensation Committee. Ms. Goldwasser serves as an independent consultant and environmental engineer for various agencies and organizations. Ms. Goldwasser is a director at Delek San Recycling Ltd. (since December 2016). Ms. Goldwasser previously served as a director at ELA Recycling Corporation (2015-September 2021), Orian DB Schenker (2017-2020) and at the government-owned Environmental Services Company Ltd., as chair of the Safety Committee (2010-2016), and as a member of the Tel Aviv-Jaffa City Council, holding the environmental portfolio (2013-2016). Ms. Goldwasser also served as a director in several Tel Aviv-Jaffa municipality corporations: Dan Municipal Sanitation Association, as chair of the audit committee; Tel Aviv-Jaffa Economic Development Authority; and Ganei Yehoshua Co. Ltd. Ms. Goldwasser holds a B.Sc. degree in Environmental Engineering, focusing on chemistry, mathematics and environmental engineering, a M.Sc. degree in Civil Engineering, specializing in Hydrodynamics and Water Resources, both from the Technion – Israel Institute of Technology, and a M.A. degree in Public Policy and Administration from the Lauder School of Government, Diplomacy and Strategy, IDC Herzliya. Ms. Goldwasser also completed the Directors Program at LAHAV, School of Management, Tel Aviv University.

Jonathan Hahn has served on our board of directors since March 2010, and serves as the Chairman of our Strategy Committee. Mr. Hahn serves as the President and a director of Tuteur SACIFIA, where he has been since 2013. Prior to that, Mr. Hahn served as Strategic Planning Manager at Tuteur and held a business development position at Forest Laboratories, Inc., based in New York. Mr. Hahn holds a B.A. degree from San Andrés University and a M.B.A. degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

Lilach Payorski has served on our board of directors since December 2021, and serves as the Chairman of our Audit Committee. Ms. Payorski served as the Chief Financial Officer of Stratasys Ltd (NASDAQ: SSYS), a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. Prior to that, from December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys. From December 2009 to December 2012, Ms. Payorski served as Head of Finance at PMC-Sierra (NASDAQ: PMCS), a company operating in the semiconductors industry, which was subsequently acquired by Microsemi Corporation. Prior to that, from March 2005 to December 2009, Ms. Payorski served as Compliance Controller at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a security company. Ms. Payorski also served as corporate controller at Wind River Systems (NASDAQ: WIND), a software company, which was subsequently acquired by Intel Corporation, from June 2003 to March 2005. Earlier in her career, from March 1997 to June 2003, Ms. Payorski worked as a chartered public accountant at Ernst & Young LLP, both in Israel and later in Palo Alto, CA. Ms. Payorski currently serves as the chairman of the audit committee of Scodix Ltd (TASE: SCDX). Ms. Payorski holds a B.A. degree in Accounting and Economics from Tel Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University.

Leon Recanati has served on our board of directors since May 2005, as the Chairman of our board of directors from March 2013 to August 2020, and serves as the Chairman of our Compensation Committee. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., Gov, RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., and Shavit Capital Funds. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation, Clal Industries Ltd., Azorim Investment Development and Construction Co Ltd., Delek Israel Fuel Corporation and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion – Israel Institute of Technology and Tel Aviv University.

Prof. Ari Shamiss has served on our board of directors since August 2020 and serves as a member of our Audit Committee. Prof. Shamiss is the Founder, General Partner and Chairman of the Investment Committee at Assuta Life Sciences Ventures, a life sciences-focused venture capital entity. Prior to that, from September 2016 to June 2020, Prof. Shamiss served as CEO of Assuta Medical Centers, the largest private hospital network in Israel, which includes eight hospitals and medical centers, with over $600 million in annual revenue. From July 2005 to 2016, Prof. Shamiss was the chief executive officer of Sheba General Hospital, the largest hospital in Israel. Prof. Shamiss also served as Vice Dean at Ben Gurion University School of Medicine from January 2017 to June 2020 and remains a Professor at the institution. Prof. Shamiss is a past Surgeon General of the Israel Air Force, Colonel (Retired).

David Tsur has served on our board of directors since our inception and serves as a member of our Strategy Committee. Mr. Tsur served as the Active Deputy Chairman on a half-time basis from July 2015 until December 31, 2019. Mr. Tsur served as our Chief Executive Officer from our inception until July 2015. Mr. Tsur currently serves as the Chairman of the Board of Directors of Kanabo Ltd. (LSE) and as a director of BioHarvest Sciences Inc. (CSE). Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a B.A. degree in Economics and International Relations and an M.B.A. degree in Business Management, both from the Hebrew University of Jerusalem.

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

Audit Committee

We have an audit committee consisting of Ms. Lilach Payorski, Ms. Karnit Goldwasser and Prof. Ari Shamiss. Ms. Lilach Payorski serves as the chairman of the audit committee.

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

Under the Exchange Act and Nasdaq listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our board of directors has affirmatively determined that each member of our audit committee qualifies as an “independent director” for purposes of serving on an audit committee under the Exchange Act and Nasdaq listing requirements. Our board of directors has determined that Lilach Payorski qualifies as an “audit committee financial expert,” as defined in Item 407(d)(5) of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq.

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

Compensation Committee

We have a compensation committee consisting of Mr. Leon Recanati, Mrs. Lilach Asher-Topilsky, Ms. Karnit Goldwasser and Ms. Lilach Payorski. Mr. Recanati serves as the chairman of the compensation committee.

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

Compensation of Directors and Executive Officers

Aggregate Compensation of Directors and Officers

The aggregate compensation incurred by us in relation to our executive officers and directors, including share-based compensation, for the year ended December 31, 2021, was approximately $3.05 million. This amount includes approximately $0.27 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

From time to time, we grant options and, in the past, granted restricted share units to our officers. We did not grant equity-based compensation to our officers and directors during the year ended December 31, 2021. As of December 31, 2021, options to purchase 2,182,483 of our ordinary shares granted to our officers and directors as a group were outstanding, of which options to purchase 452,009 of our ordinary shares were vested, with a weighted average exercise price of NIS 20.1 per ordinary share. In addition, as of December 31, 2021, 144,081081 restricted share units granted to our officers as a group were outstanding. For details regarding the beneficial ownership of our shares by our officers and directors, see “Item 6. Directors, Senior Management and Employees — Share Ownership.”

Compensation of Directors

We pay our directors an annual fee and per-meeting fees in the maximum amounts payable from time to time for such fees by us under the Second and Third Addendums, respectively (or, to the extent any director is determined to have financial and accounting expertise and is deemed an expert director (in each case, within the meaning of the Companies Law and the regulations thereunder), under the Fourth Addendum) to the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000, or the Compensation Regulations. In accordance with the Compensation Regulations, we currently pay our directors an annual fee of NIS 85,440 (approximately $26,450), as well as a fee of NIS 3,293 (approximately $1,019) for each board or committee meeting attended in person, NIS 1,976 (approximately 612) for each board or committee meeting attended via telephone or videoconference and NIS 1,647 (approximately $510) for participation by written consent.

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

Compensation of Covered Executives

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), namely our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President, Regulatory Affairs and PVG and Vice President, General Counsel and Corporate Secretary, during or with respect to the year ended December 31, 2021. Each such office holder was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

Name and Position	Salary(1)	Bonus(2)	Value of Options Granted(3)	Other(4)	Total
	(in thousands)
Amir London Chief Executive Officer	$412	$89	$141	$21	$663
Chaime Orlev Chief Financial Officer	$264	$48	$11	$19	$342
Eran Nir Chief Operating Officer	$256	$35	$10	$31	$332
Orit Pinchuk Vice President, Regulatory Affairs and PVG	$227	$24	$10	$23	$284
Yifat Philip Vice President, General Counsel and Corporate Secretary	$201	$24	$33	$22	$280

(1)	Salary includes gross salary and fringe benefits.

(2)	Bonuses includes annual bonuses. The annual bonus is subject to the fulfillment of certain targets determined for each year by the compensation committee and board of directors.

(3)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2021 with respect to all options granted to such executive officer.

(4)	Cost of use of company car.

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

Eran Nir, Chief Operating Officer. Effective as of November 1, 2016, we entered into an employment agreement with Mr. Eran Nir with respect to his employment as our Vice President, Operations. Mr. Eran Nir has served our Chief Operating Officer since March 1, 2022. Either party may terminate the agreement at any time upon two months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

Orit Pinchuk, Vice President, Regulatory Affairs and PVG. Effective as of January 1, 2014, we entered into an employment agreement with Ms. Orit Pinchuk with respect to her employment as our Vice President, Regulatory Affairs and PVG. Either party may terminate the agreement at any time upon three months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

Yifat Philip, Vice President, General Counsel and Corporate Secretary. Effective as of October 15, 2020, we entered into an employment agreement with Ms. Yifat Philip with respect to her employment as our Vice President, General Counsel and Corporate Secretary. Either party may terminate the agreement at any time upon two months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

Other Executive Officers

We have entered into written employment agreements with the rest of our executive officers. The terms of employment of our executive office holders are directed by our compensation policy. See “— Compensation Policy.” Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide up to three months’ notice prior to terminating the employment of such executive officers, other than in the case of a termination for cause. Each of our employment agreements with such executive officers provides for annual bonuses, which are subject to the fulfillment of certain targets determined for each year, and the executive officers may be also entitled to special bonuses upon the achievement of certain company milestones.

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

Employees

During 2021, as result of the transition of GLASSIA manufacturing to Takeda, we implemented a workforce downsizing. As of December 31, 2021, we employed 355 employees, all of whom in Israel, according to the following division:173 in Operations, 90 in Quality, 14 in Research and Development, 17 in Regulation, 2 in Business Development, 5 in Medical & Clinical, 19 in sales, Israel, 13 in Human Resources & Administration, 18 in Finance and 4 in Legal. In our US Commercial Operations and plasma collection center we employed total of 9 employees. As of December 31, 2020, we employed 408 employees, all of whom in Israel, according to the following division: 211 in Operations, 102 in Quality, 16 in Research and Development, 17 in Regulation, 2 in Business Development, 8 in Medical & Clinical, 13 in sales, Israel, 15 in Human Resources & Administration, 21 in Finance and 2 in Legal. As of December 31, 2019, we employed 429 employees, according to the following division: 224 in Operations, 108 in Quality, 20 in Research and Development, 17 in Regulation, 4 in Business Development, 10 in Medical & Clinical, 9 in sales, Israel, 15 in Human Resources & Administration and 22 in Finance.

We signed a collective bargaining agreement with the Histadrut (General Federation of Labor in Israel) and the employees’ committee established by our employees at our Beit Kama facility in December 2013, which expired in December 2017. The collective bargaining agreement governs certain aspects of our employee-employer relations, such as: firing procedures, annual salary raise, and eligibility for certain compensation terms and welfare. In November 2018, we signed a further collective bargaining agreement with the employees’ committee and the Histadrut, which expired in December 2021, and we are currently in negotiations with the employees’ committee on a new collective bargaining agreement. On March 3, 2022, during the course our negotiations with the Histadrut and the employees’ committee on the extension of the collective bargaining agreement, the employee’s committee elected to declare a labor dispute. Approximately 55% of our employees, all of whom are located at our Beit Kama facility, currently work under the collective bargaining agreement signed in November 2018. We have experienced labor disputes and work stoppages in the past and in July 2018, during the course of our negotiations with the Histadrut and the employees’ committee on the extension of the initial collective bargaining agreement beyond the December 2017 expiration, the employee’s committee commenced a labor strike, which continued for approximately one month. In addition, in December 2020, during the course of our negotiations with the Histadrut and the employees’ committee on severance remuneration for employees who may be laid-off as part of the workforce down-sizing as a result of the transfer of GLASSIA manufacturing to Takeda, the employee’s committee declared a labor dispute, which was subsequently concluded during February 2021 following the execution of a special collective bargaining agreement governing such severance terms.

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

The percentage of beneficial ownership of our ordinary shares is based on 44,800,504 ordinary shares outstanding as of March 15, 2022. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options exercisable into ordinary shares and restricted share units that will become vested, as applicable, within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options and restricted share units for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
Executive Officers
Amir London (1)	195,375	*
Chaime Orlev (2)	40,933	*
Eran Nir (3)	39,885	*
Yael Brenner (4)	25,330	*
Hanni Neheman (5)	24,776	*
Yifat Philip (6)	9,375	*
Orit Pinchuk (7)	50,430	*
Ariella Raban (8)	45,014	*
Jon Knight (9)	-	*

Directors
Lilach Asher Topilsky (10)	13,250	*
Amiram Boehm (11)	13,250	*
Ishay Davidi (12)	9,465,958	21.12%
Karnit Goldwasser (13)	13,250	*
Jonathan Hahn (14)	1,938,956	4.32%
Lilach Payorski (15)	-	-
Leon Recanati (16)	3,613,561	8.06%
Ari Shamiss (17)	3,125	*
David Tsur (18)	720,619	1.6%
Directors and executive officers as a group (16 persons) (19)	16,213,087	36.17%

*	Less than 1% of our ordinary shares.

(1)	Includes (i) 27,375 ordinary shares (ii) 13,875 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 154,125 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.55 (or $5.95) per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 61,875 ordinary shares and 20,625 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table. Does also not include options to purchase 400,000 ordinary shares which are subject to shareholder approval at the meeting that is expected to take place during 2022.

(2)	Includes (i) 9,764 ordinary shares, (ii) 469 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 30,700 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.08 (or $5.81) per share, which expire between May 12, 2024 and December 20, 2025. Does not include unvested options to purchase 94,200 ordinary shares and 1,402 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(3)	Includes (i) 8,529 ordinary shares, (ii) 4,372 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 26,984 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.62 (or $6.28) per share, which expire between May 24, 2023 and December 20, 2025. Does not include unvested options to purchase 94,200 ordinary shares and 111,402 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(4)	Includes (i) 4,398 ordinary shares, (ii) 6,332 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 14,600 ordinary shares exercisable within 60 days of the date of the table, at exercise price of NIS 20.62 (or $6.28) per share, which expire between October 27, 2022 and December 20, 2025. Does not include unvested options to purchase 64,200 ordinary shares and 1,402 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(5)	Includes (i) 2,734 ordinary shares, (ii) 152 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 21,890 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 18.17 (or $5.53) per share, which expire between October 27, 2022 and December 20, 2025. Does not include unvested options to purchase 61,359 ordinary shares and 453 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(6)	Subject to options to purchase 9,375 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 29.41 (or $8.96 per share, which expire on April 15, 2027. Does not include unvested options to purchase 75,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(7)	Includes (i) 10,264 ordinary shares, (ii) 466 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 39,700 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 19.41 (or $5.91) per share, which expire between October 27, 2022 and December 20, 2025. Does not include unvested options to purchase 64,200 ordinary shares and 1,402 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(8)	Includes (i) 7,706 ordinary shares, (ii) 545 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 36,763 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 19 (or $5.79) per share, which expire between October 27, 2022 and December 20, 2025. Does not include unvested options to purchase 64,437 ordinary shares and 1,481 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(9)	Does not include unvested options to purchase 60,000 ordinary shares that are not exercisable or do no vest, as applicable, within 60 days of the date of the table..

(10)	Subject to options to purchase 13,250 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 23.67 (or $7.2) per share, which expire on September 25, 2026. Does not include unvested options to purchase 13,250 ordinary shares that are not exercisable or do no vest, as applicable, within 60 days of the date of the table. Does also not include options to purchase 30,000 ordinary shares that are subject to shareholder approval at a meeting that is expected to take place during 2022.

(11)	Subject to options to purchase 13,250 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $7.2) per share, which expire on September 25, 2026. Does not include unvested options to purchase 13,250 ordinary shares that are not exercisable within 60 days of the date of the table. Does also not include options to purchase 30,000 ordinary shares that are subject to shareholder approval at a meeting that is expected to take place during 2022.

(12)	Includes (i) 9,452,708 shares indirectly beneficially owned through FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership. See footnote (1) to table under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”; and (ii) 13,250 ordinary shares subject to options held directly held by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $7.2) per share, which expire on September 25, 2026. Does not include unvested options to purchase 13,250 ordinary shares held by Mr. Ishay Davidi that are not exercisable within 60 days of the date of the table. Does also not include options to purchase 30,000 ordinary shares that are subject to shareholder approval at a meeting that is expected to take place during 2022.

(13)	Subject to options to purchase 13,250 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $7.2) per share, which expire on September 25, 2026. Does not include unvested options to purchase 13,250 ordinary shares that are not exercisable within 60 days of the date of the table. Does also not include options to purchase 30,000 ordinary shares that are subject to shareholder approval at a meeting that is expected to take place during 2022.

(14)	Mr. Hahn holds 25% of the shares of Sinara, which holds 100% of the shares of Damar, which directly holds 1,903,518 ordinary shares. In addition, includes options to purchase 35,438 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.44 (or $6.9) per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 16,062 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table. Does also not include options to purchase 30,000 ordinary shares that are subject to shareholder approval at a meeting that is expected to take place during 2022.

(15)	Does not include options to purchase 30,000 ordinary shares that are subject to shareholder approval at a meeting that is expected to take place during 2022.

(16)	Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, a director, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 40,438 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.66 (or $6.29) per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 16,062 ordinary shares that are not exercisable within 60 days of the date of the table. Does also not include options to purchase 30,000 ordinary shares that are subject to shareholder approval at a meeting that is expected to take place during 2022.

(17)	Subject to options to purchase 3,125 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 29.68 (or $9.04) per share, which expire on June 10, 2027. Does not include unvested options to purchase 6,875 ordinary shares that are not exercisable within 60 days of the date of the table. Does also not include options to purchase 30,000 ordinary shares that are subject to shareholder approval at a meeting that is expected to take place during 2022.

(18)	Mr. David Tsur directly holds 680,181 ordinary shares. In addition, includes options to purchase 40,438 ordinary shares directly held by Mr. Tsur that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.66 (or $6.64) per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 16,602 ordinary shares that are not exercisable within 60 days of the date of the table. Does also not include options to purchase 30,000 ordinary shares that are subject to shareholder approval at a meeting that is expected to take place during 2022.

(19)	See footnotes (1)-(18) for certain information regarding beneficial ownership.

Equity Compensation Plans

In 2005, we adopted our 2005 Israeli Share Option Plan (the “2005 Plan”). We ceased to grant options under the 2005 Plan in 2010 and the 2005 Plan expired on July 5, 2015.

In July 2011, we adopted our 2011 Israeli Share Option Plan and in September 2016, we amended and renamed it as the 2011 Israeli Share Award Plan (the “2011 Plan”). The 2011 Plan expired in July 2021 and in August 2021, we extended the 2011 Plan by an additional ten years, until August 9, 2031, and adopted a few additional amendments to the 2011 Plan. References below to the “2011 Plan” refer to the 2011 Plan as amended in August 2021. Under the 2011 Plan, we are authorized to grant options and restricted share units to directors, officers, employees, consultants and service providers of our company and subsidiaries. The 2011 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. The 2011 Plan is designed to reflect the provisions of the Israeli Tax Ordinance, which affords certain tax advantages to Israeli employees, officers and directors that are granted options in accordance with its terms. The 2011 Plan may be administered by our board of directors either directly or upon the recommendation of the compensation committee.

In February 2022, the Board of Directors adopted the U.S. Taxpayer Appendix to the 2011 Plan (the “US Appendix”), which provides for the grant of options and restricted shares to persons who are subject to U.S. federal income tax. The Appendix provides for the grant to U.S. employees of options that qualify as incentive stock options (“ISOs”) under the U.S. Internal Revenue Code of 1986, as amended. The aggregate maximum number of ordinary shares that may be issued upon the exercise of ISOs granted under the 2011 Plan is 500,000. The grant of ISO’s is subject to the approval of the Appendix by our shareholders within 12 months of its approval by our Board of Directors.

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

The options granted under the 2011 Plan prior to January 1, 2020 generally vest during a four-year period following the date of the grant in 13 installments: 25% of the options vest on the first anniversary of the grant date and 6.25% of the remaining options vest at the end of each quarter thereafter. Options granted under the 2011 Plan following January 1, 2020 generally vest in four equal installments, 25% each on each of the four anniversaries of the date of grant. Options granted under the 2011 Plan are generally exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter. Options that have vested prior to the end of a grantee’s employment or services agreement with us may generally be exercised within 90 days from the end of such grantee’s employment or services with us, unless such relationship was terminated for cause. Options which are not exercised during such 90-day period expire at the end of the period, unless upon termination of such 90-day period there is an ongoing black-out period during which time the options may not be exercised, in which case our Chief Executive Officer or Chief Financial Officer is entitled to extend the exercise period for specified limited periods. Options that have not vested on the date of the end of a grantee’s employment or services agreement with us, and, in the event of termination of employment or services for cause, all unexercised options (whether vested or not), expire immediately upon termination.

We have also granted restricted share units to our officers. The restricted share units awarded under the 2011 Plan generally vest over a period of four years in 13 installments: 25% of the restricted share units vest on the first anniversary of the grant date and 6.25% of the remaining restricted share units vest at the end of each quarter thereafter.

In the event of certain transactions, such as our being acquired, or a merger or reorganization or a sale of all or substantially all of our assets, the board or compensation committee may take one of the following actions: (i) provide that awards then outstanding under the 2011 Plan shall be assumed or substituted for shares or other securities of the surviving or acquiring entity, under such terms and conditions determined by the board or the compensation committee; (ii) provide for the acceleration of vesting of all a part of any awards then outstanding under the 2011 Plan, under such terms and conditions as the Board or the compensation committee shall determine; or (iii) provide for the cancellation of any award without any consideration, if the fair market value per share on the date of the transaction does not exceed the purchase price of any such award or if such award would not otherwise be exercisable or vested, even in the event that the fair market value per share on the date of the transaction, exceeds the purchase price of any such award. The board or the compensation committee may determine that the terms of certain awards under the 2011 Plan include a provision that their vesting schedules will be accelerated such that they will be exercisable prior to the closing of such a transaction, if the awards are not assumed or substituted by the successor company.

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

As of December 31, 2021, an aggregate of 1,396,002 ordinary shares were reserved for future issuance under the 2011 Plan (subject to certain adjustments specified in the 2011 Plan), and options to purchase 1,504,678 ordinary shares were outstanding under the 2011 Plan, of which options to purchase 1,067,363 ordinary shares were vested as of such date, and 49,561 restricted share units were outstanding under the 2011 Plan. Any ordinary shares underlying options that expire prior to exercise or restricted share units that are forfeited under the 2011 Plan will become again available for issuance under the 2011 Plan. On February 28, 2022, the Board of Directors approved an increase of 1,400,000 ordinary shares reserved for future issuance under the 2011 Plan. See Note 28 to our consolidated financial statements included in this Annual Report for information regarding awards to directors, executive officers and employees subsequent to December 31, 2021.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each person known to us to own beneficially more than 5% of our ordinary shares.

The percentage of beneficial ownership of our ordinary shares is based on 44,800,504 ordinary shares outstanding as of March 15, 2022. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Name	Number	Percentage
FIMI Funds(1)	9,452,708	21.10%
Leon Recanati(2)	3,613,561	8.06%
The Phoenix Holdings Ltd.(3)	3,634,342.	8.11%

(1)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 2 to Schedule 13D filed with the SEC on May 20, 2020. According to the Statement, (i) includes 4,421,909 shares directly owned by FIMI Opportunity Fund 6, L.P. and 5,030,799 shares directly owned by FIMI Israel Opportunity Fund 6, Limited Partnership (together, the “FIMI Funds”) and (ii) the ordinary shares held by the FIMI Funds are indirectly beneficially owned by (A) FIMI 6 2016 Ltd. (“FIMI 6”), which serves as the managing general partner of the FIMI Funds, (B) Mr. Ishay Davidi, Chief Executive Officer of FIMI 6, and (C) Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 6. Information included in this footnote does not include 13,250 ordinary shares subject to options held directly by Mr. Davidi’s that are currently exercisable or exercisable within 60 days of the date of the table. See Footnote (13) to the table under “Item 6. Directors, Senior Management and Employees — Share Ownership.”

(2)	Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, a director, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 40,438 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.66 (or $6.29) per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 16,062 ordinary shares that are not exercisable within 60 days of the date of the table.

(3)	Based solely upon, and qualified in its entirety with reference to the table in Item 4 to Schedule 13G filed with the SEC on February 7, 2022. According to the Statement, the shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the “Subsidiaries”), which manage their own funds and/or the funds of others (including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients). Each of the Phoenix Holding Ltd. and Subsidiaries disclaims any beneficial ownership of the reported shares in excess of their actual pecuniary interest therein.

To our knowledge, based on information provided to us by our transfer agent in the United States, as of March 11, 2022, we had two shareholders of record registered with an address in the United States, holding approximately 22.887% of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since 22.886% of our ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.

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

Engagements with Suppliers and Service Providers Affiliated with the FIMI Funds

We have entered into certain agreements in the ordinary course of our business for the purchase of certain products and services (such as security services, office equipment and recycling services) from entities controlled by or affiliated with the FIMI Funds, all of which were originally entered into prior to the FIMI Funds becoming a shareholder of our company and on an arm’s length basis, one of which was subsequently superseded by a new agreement entered into between the parties. These agreements include customary terms and conditions as applicable to the type of supplied product or services.

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

Tax benefits under the 2021 Amendment that became effective on August 15, 2021

Israel’s 2021-2022 Budget Law published on November 15, 2021 (the “2021 Amendment”), introduced a new dividend distribution ordering rule according to which in the event of a dividend distribution, earnings that were tax exempt under the historical Approved or Beneficial Enterprise regimes, referred to as “trapped earnings,” must be distributed on a pro-rata basis from any dividend distribution, commencing August 15, 2021 and onwards.

The 2021 Amendment also includes a temporary order, in force for one year from its enactment on November 15, 2021, to enhance the release of such trapped earnings under the historical Approved and Beneficial Enterprise regimes, that are generally subject to a claw-back of the corporate tax rate that was not paid on such earnings upon their distribution, according to which Israeli companies that have trapped earnings will be able to distribute such earnings with up to a 60% “discount” of the applicable corporate tax rate, but not less than a 6% corporate tax rate. The applicable corporate tax rate is determined based on a formula that considers the ratio of the “released” earnings out of the trapped earnings and the historical corporate tax rate the company was exempt from, and allows the maximum benefit if the entire amount of trapped earnings is to be released.

The Encouragement of Industrial Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as The Encouragement of Industrial Research and Development Law, 5744-1984)

We have received grants from the Government of the State of Israel through the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (the “IIA”) (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy (the “OCS”)), for the financing of a portion of our research and development expenditures pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial and Development Law, 5744-1984) (the “Research Law”) and related regulations. We previously received funding from the IIA for six research and development programs, in the aggregate amount of approximately $2.2 million as of December 31, 2021, which amount has accrued aggregate interest of approximately $8,252 as of such date, and we had paid aggregate royalties to the IIA for these programs in the amount of approximately $1.0 million and had a contingent liability to the IIA in the amount of approximately $1.1million (excluding any interest thereon) as of December 31, 2021.

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

Capital Gains

Under present Israeli tax legislation, the tax rate applicable to real capital gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate (currently, 23%).

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

Under a temporary order issued under Israel’s 2021-2022 Budget Law in force for a period of one year from November 15, 2021, Israeli companies that have trapped earnings under the historical Approved and Beneficial Enterprise regimes, that are generally subject to a claw-back of the corporate tax rate that was not paid on such earnings upon their distribution, will be able to distribute such earnings with up to a 60% “discount” of the applicable corporate tax rate, but not less than a 6% corporate tax rate. The applicable corporate tax rate is determined based on a formula that considers the ratio of the “released” earnings out of the trapped earnings and the historical corporate tax rate the company was exempt from, and allows the maximum benefit if the entire amount of trapped earnings is to be released.

Excess Tax

An additional tax liability at the rate of 3% in 2017 onwards is added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 651,600 in 2020, NIS 647,640 in 2021 and NIS 663,240 in 2022.

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

Based on the financial information currently available to us and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ended December 31, 2021. However, this determination could be subject to change. If, contrary to our expectations, we were to be classified as a PFIC, U.S. Holders of ordinary shares may be required to file form 8621 with respect to their ownership of our ordinary shares in the year in which we were a PFIC. U.S. Holders of our ordinary shares should consult their tax advisors in this regard.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the reporting requirements of Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect the Annual Report on that website. Our SEC filings are also generally available to the public via the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, and the TASE website at http://www.maya.tase.co.il.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to changes in interest arising from our financial assets as our financial debt bears floating interest and fixed interest rates. We invest our cash balance in interest-bearing deposits. We have exposure to investments in deposits or securities bearing fixed interest, which expose us to interest rate risk with respect to fair value.

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

For the years ended December 31, 2021, 2020 and 2019, we have witnessed high volatility in the U.S. dollar exchange rate. This fact impacts our revenues from the Distribution segment, where prices are denominated in or linked to the NIS upon delivery of product while our expenses for the purchase of raw materials and imported goods in the Distribution segment are in U.S. dollars and part of our development and marketing expenses are paid in NIS.

We attempt to mitigate our currency exposure by matching assets denominated in NIS currency with liabilities denominated in NIS. In the Distribution segment, we attempt to mitigate foreign currency exposure by matching Euro denominated expenses with Euro denominated revenues. Additionally, we used, and from time to time, will continue to use, currency hedging transactions using financial derivatives and forward currency contracts. We attempt to enter into forward currency contracts with critical terms that match those of the underlying exposure. As of December 31, 2021, we had open transactions in derivatives in the amount of approximately $19.7 million. We regularly monitor and review the need for currency hedging transactions in accordance with trend analysis.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
Year ended December 31, 2019	(7.8)
Year ended December 31, 2020	(7.0)
Year ended December 31, 2021	(3.3)

As of December 31, 2021, we had excess assets over liabilities denominated in NIS in the amount of $0.6 million. When the U.S. dollar appreciates against the NIS, we recognize financial expenses with respect to exchange rate differences. When the U.S. dollar depreciates against the NIS, we recognize financial income.

As of December 31, 2021, we had foreign currency exposures to currencies other than U.S. dollars (mainly in EUR) amounting to $9 million in excess liabilities over assets. Most of this exposure is to the Euro.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our financial assets by $0.06, $0.4 million and $0.05 million as of December 31, 2021, 2020 and 2019, respectively.

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

As of December 31, 2021, we have used all of the net proceeds of our initial public offering. Most recently we used the remaining portion of our net proceeds for the acquisition of the four FDA-approved plasma-derived hyperimmune commercial products in November 2021. We intend to use the remaining net proceeds we received from our initial public offering as disclosed in our Registration Statement on Form F-1.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021, pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2021 was effective.

(c) Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2021. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting. During the period covered by this report, we have not made any changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Lilach Payorski is an “independent” director for purposes of serving on an audit committee under the Exchange Act and Nasdaq listing requirements and qualifies as an “audit committee financial expert,” as defined in Item 407(d)(5) of Regulation S-K.

Item 16B. Code of Ethics

We have adopted a Code of Ethics, which applies to our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics is posted on our website, www.kamada.com.

Item 16C. Principal Accountant Fees and Services

During the years ended December 31, 2021 and 2020, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay& Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, all of which were pre-approved by our Audit Committee

	Year Ended December 31,
	2021	2020
Audit Fees (1)	$291,250	$220,000
Tax Fees (2)	187,048	27,453
All Other Fees (3)	65,000	-
Total	$543,298	$247,453

(1)	Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, the auditor attestation report on the effectiveness of our internal control over financial reporting, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax services rendered by our auditors in 2021 and 2020 were for compliance with tax regulation. In addition, tax fees in 2021 include fees for services rendered by our auditors in connection with our recent business combination.

(3)	Other fees in 2021 is a service rendered by our auditors in connection with our recent business combination

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2021, neither we nor any affiliated purchaser (as defined in the Exchange Act) purchased any of our ordinary shares.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we have the option to follow Israeli corporate governance practices rather than certain of those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we follow instead. We rely on this “foreign private issuer exemption” with respect to the following Nasdaq requirements:

●	Shareholder approval requirements for equity issuances and equity-based compensation plans. Under the Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors (for approval of equity-based arrangements, see “Item 6. Directors, Senior Management and Employees — Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law — Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions,” “Item 6. Directors, Senior Management and Employees — Compensation of Directors” and “Item 6. Directors, Senior Management and Employees — Compensation of Executive Officers”). Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement is deemed a “significant private placement” (see “Item 6. Directors, Senior Management and Employees — Approval of Significant Private Placements”), in which case shareholder approval is also required, or an office holder or a controlling shareholder or their relative has a personal interest in the private placement, in which case, audit committee approval is required prior to the board approval and, for a private placement in which a controlling shareholder or its relative has a personal interest, shareholder approval is also required (see “Item 6. Directors, Senior Management and Employees — Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law”).

●	Requirement for independent oversight on our director nominations process and to adopt a formal written charter or board resolution addressing the nominations process. In accordance with Israeli law and practice, directors are recommended by our board of directors for election by our shareholders. The Damar Group and Recananti Group have entered into a shareholders’ agreement which includes an agreement about voting in the election of nominees appointed by the other party (see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders’ Agreement”). As permitted under the Companies Law, we do not have a formal charter addressing the nominations process.

●	Quorum requirement. Under our articles of association and as permitted under the Companies Law, a quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital required under Nasdaq requirements. At an adjourned meeting, any number of shareholders shall constitute a quorum.

●	Compensation Committee Charter. As permitted under the Companies Law, we do not have a formal charter for our compensation committee.

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For more information, see “Item 3. Key Information —D. Risk Factors — As we are a “foreign private issuer” and follow certain home country corporate governance practices instead of otherwise applicable Nasdaq corporate governance requirements, our shareholders may not have the same protections afforded to shareholders of domestic U.S. issuers that are subject to all Nasdaq corporate governance requirements.” We are also required to comply with Israeli corporate governance requirements under the Companies Law applicable to Israeli public companies, such as us, whose shares are listed for trade on an exchange outside Israel and dual listed on the TASE.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable

PART III

Item 17. Financial Statements

Consolidated Financial Statements are set forth under Item 18.

Item 18. Financial Statements

Our Consolidated Financial Statements beginning on pages F-1 through F-82, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

Page
Report of Independent Registered Public Accounting Firm	F-2 - F-5

Consolidated Financial Statements as of December 31, 2021:
Consolidated Statements of Financial Position	F-6
Consolidated Statements of Profit or Loss and Other Comprehensive Income	F-7
Consolidated Statements of Changes in Equity	F-8
Consolidated Statements of Cash Flows	F-9 - F-10
Notes to the Consolidated Financial Statements	F-11 - F-82

Item 19. Exhibits

Exhibit No.	Description
1.1	Amended Articles of Association of the Registrant (incorporated by reference to Appendix A2 to the Proxy Statement for the 2016 Annual General Meeting of Shareholders, filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on July 26, 2016).
1.2	Memorandum of Association of the Registrant, as currently in effect (as translated from Hebrew) (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 of the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 16, 2020)
2.2	Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.1†	Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.2†	Technology License Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare S.A. (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.3†	Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.4†	First Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of May 10, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.5†	Second Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of June 22, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.6†	License Agreement, dated as of November 16, 2006, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.7†	Amendment No. 1 to License Agreement, dated as of August 9, 2007, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.8†	Addendum No. 1 to License Agreement, dated as of February 21, 2008, by and between PARI Pharma GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.9†	Supply and Distribution Agreement, dated as of July 18, 2011, by and between Kamada Ltd. and Kedrion S.p.A. (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.10	English translation of form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.11	English translation of amendment to form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Appendixes A3 and A4 of the Proxy filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on May 22, 2015).
4.12	English summary of two lease agreements dated June 20, 2002, by and between the Israel Lands Administration and Kamada Nehasim (2001) Ltd., as such agreements were amended by lease agreement dated January 30, 2011, by and between the Israel Lands Authority and Kamada Assets (2001) Ltd. (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.13†	Fraction IV-1 Paste Supply Agreement, dated December 3, 2012, by and between Baxter Healthcare S.A. and Kamada Ltd. (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.14	Side Letter Agreement, dated as of March 23, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.15	First Amendment to the Exclusive Manufacturing Supply and Distribution Agreement, dated as of September 6, 2012, between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.16†	Second Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).

4.17†	First Amendment to the Technology License Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare SA (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 28, 2013).
4.18†	Third Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of September 2014, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2015).
4.19†	Third Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement executed on July 19, 2015 by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.20†	Fourth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October, 2015, by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.21†	Second Amendment to the Technology License Agreement, dated as of August 25, 2015, by and between Kamada Ltd. and Baxalta GmbH. (incorporated by reference to Exhibit 4.31 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.22†	Fifth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October 5, 2016, by and between Kamada Ltd. and Shire plc. (incorporated by reference to Exhibit 4.28 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017).
4.23	Compensation Policy for Executive Officers (incorporated by reference to Appendix A1 to the Proxy Statement for the 2020 Annual General Meeting of Shareholders, filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on October 29, 2020).
4.24	Compensation Policy for Directors (incorporated by reference to Appendix A2 to the Proxy Statement for the 2020 Annual General Meeting of Shareholders, filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on October 29, 2020).
4.25	Kamada Ltd. 2011 Israeli Share Award Plan.
4.26	Kamada Ltd. 2011 Israeli Share Award Plan Appendix – U.S. Taxpayer.
4.27†	1st Addendum to Supply And Distribution Agreement dated October 15, 2016 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.32 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017).
4.28†	2nd Addendum to Supply And Distribution Agreement dated October 11, 2018 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 27, 2019).
4.29†	Sixth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 30, 2019, by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2020).
4.30†	Clinical Study Supply Agreement, dated as of May 5, 2019, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 4.31 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2020).
4.31†	Binding Term Sheet between partner and Kamada Ltd., dated December 6, 2019 (incorporated by reference to Exhibit 4.32 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2020).
4.32	Share Purchase Agreement dated as of January 20, 2020, by and among Kamada Ltd. and the FIMI Funds (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on January 21, 2020).
4.33†	Registration Rights Agreement, dated as of January 20, 2020, by and among Kamada Ltd. and the FIMI Funds (incorporated by reference to Exhibit 99.3 to Form 6-K filed with the Securities and Exchange Commission on January 21, 2020).
4.34†	Distribution Agreement, dated as of May 20, 2020, by and between Kamada Ltd. and TUTEUR S.A.C.I.F.I.A. (incorporated by reference to Exhibit 4.33 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 24, 2021)
4.35†	Binding Term Sheet, dated as of April 27, 2020, between Kamada Ltd. and Kedrion S.p.A. (incorporated by reference to Exhibit 4.34 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 24, 2021)
4.36	Asset Purchase Agreement, dated January 31, 2021, by and among Kamada Plasma, LLC and Blood and Plasma Research, Inc (incorporated by reference to Exhibit 4.35 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 24, 2021)
4.37	Asset Purchase Agreement dated November 22, 2021, by and among Saol International Limited, Saol Bermuda Limited, Saol Therapeutics Research Limited, Saol Therapeutics Inc., Saol US Inc., Kamada Limited and Kamada Inc. (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on November 22, 2021).
8.1	Subsidiaries of the Registrant.
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Ernst & Young Global, independent registered public accounting firm.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

†	Portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KAMADA LTD.

	By:	/s/ Chaime Orlev
Chaime Orlev
Chief Financial Officer

Date: March 15, 2022

Kamada Ltd.

Consolidated Financial Statements as of December 31, 2021

- - - - - - - - - - -

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENCE REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Kamada Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Kamada Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020 the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated March 15, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Valuation of Inventory

Description of the Matter

As of December 31, 2021, the Company’s inventory totaled $67 million. As described in Note 2 to the consolidated financial statements, inventory is comprised of raw materials, work-in-progress, and finished goods relating to both the Proprietary and Distribution segments. The value of work in progress and finished goods related to the Proprietary segment includes direct and indirect costs. The allocation of indirect costs is accounted for on a quarterly basis by dividing the total quarterly indirect manufacturing cost to the number of batches manufactured during that quarter based on predetermined allocation factors.

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

Valuation of assets acquired, contingent consideration and assumed liabilities in the asset purchase agreement of Saol Therapeutics.

Description of the Matter

As described in Note 5b to the consolidated financial statements, during November 2021, the Company completed its asset purchase agreement with Saol Therapeutics to acquire a portfolio of four FDA-approved plasma-derived hyperimmune commercial products in a total consideration of $126.7 million. The transaction was accounted for as a business combination. The Company recognized four Intellectual properties, which are the FDA-approved plasma products, customer relations, and production contract (collectively, “the Intangible Assets”) in the amounts of $79 million, $33 million, and $8.5 million, respectively. The Intangible Assets acquired were recorded at their estimated fair values as of the date of the acquisition. Furthermore, as part of the valuation of the consideration, the Company will pay to Saol milestone payments, conditioned on the achievement of the products reaching specific thresholds (the “Contingent Consideration”). The Contingent Consideration was recorded at its estimated fair value. Moreover, the Company recognized assumed liabilities in the amount of $47 million, which consist of contingent obligations to pay royalties and millstone payments to third parties (the “Assumed Liabilities”). The Assumed Liabilities were recorded at their estimated fair value.

Auditing the Company’s accounting for its asset purchase agreement was complex due to the significant estimation required by management to determine the fair value of the Intangible Assets, the Contingent Consideration, and the Assumed Liabilities. The significant estimation was primarily due to the complexity of the valuation models used by management to measure the fair value of the Intangible Assets, the Contingent Consideration and the Assumed Liabilities, and the sensitivity of the respective fair values to the significant underlying assumptions. The Company used a discounted cash flow method of the income approach to measure the Intangible Assets. The significant assumptions used to estimate the value of the Intangible Assets included discount rates and certain assumptions that form the basis of the forecasted results (e.g. projected revenue growth rates, and profit margins). The Company used a Monte Carlo simulation to measure the Contingent Consideration. The significant assumptions used in the simulation included volatility, discount rate, revenue projections and timing of expected payments. These significant assumptions are forward looking and could be affected by future economic and market conditions. The Company used a Monte Carlo simulation and a discounted cash flow method of the income approach to measure the fair value of the Assumed Liabilities. The significant assumptions used to estimate the value of the Assumed Liabilities included discount rates and certain assumptions that form the basis of the forecasted results (e.g. projected revenue growth rates, and profit margins). The significant assumptions used in the Monte Carlo simulation included volatility, discount rate, revenue projections, and timing of expected payments. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We tested the Company’s controls over its accounting for acquisitions. For example, we tested controls over the recognition and measurement of consideration transferred (including Contingent Consideration), Intangible Assets, and the Assumed Liabilities, including the valuation models.

To test the estimated fair value of the Intangible Assets, we performed audit procedures that included, among others, evaluating the Company’s use of valuation methodologies and testing the significant assumptions used in the models, including the completeness and accuracy of the underlying data. For example, we compared the significant assumptions used by the Company to current industry, market and economic trends, to the assumptions used to value similar assets in other acquisitions, to the historical results of the acquired business and to other guidelines used by companies within the same industry. We involved our valuation specialists to assist in our evaluation of the significant assumptions and to assist with reconciling the prospective financial information with other prospective financial information prepared by the Company.

To test the fair value of the Contingent Consideration and the Assumed Liabilities, we performed audit procedures that included, among others, assessing the terms of the arrangement, including the conditions that must be met for the Contingent Consideration and the Assumed Liabilities to become payable. We also involved our valuation specialists to assist in evaluating the Company’s use of a Monte Carlo simulation and testing the significant assumptions used in the model, including the completeness and accuracy of the underlying data. For example, we compared the significant assumptions used by the Company to current industry, market, economic trends, and to the Company’s budgets and forecasts.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2005.

Tel-Aviv, Israel

March 15, 2022

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KAMADA LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Kamada Ltd and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Kamada Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Statements of Financial Position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 15, 2022 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

March 15, 2022

Kamada Ltd. and subsidiaries

Consolidated Statements of Financial Position

		As of December 31,
		2021	2020
	Note	U.S. Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	6	$18,587	$70,197
Short-term investments	7	-	39,069
Trade receivables, net	8	35,162	22,108
Other accounts receivables	9	8,872	4,524
Inventories	10	67,423	42,016
Total Current Assets		130,044	177,914

Non-Current Assets
Property, plant and equipment, net	11	26,307	25,679
Right-of-use assets	16	3,092	3,440
Intangible assets, Goodwill and other long-term assets	12	153,663	1,573
Contract asset	19e	5,561	2,059
Total Non-Current Assets		188,623	32,751
Total Assets		$318,667	$210,665

Liabilities
Current Liabilities
Current maturities of bank loans	15a	$2,631	$238
Current maturities of lease liabilities	16	1,154	1,072
Current maturities of other long term liabilities	15b	17,986	-
Trade payables	13	25,104	16,110
Other accounts payables	14	7,142	7,547
Deferred revenues	19	40	-
Total Current Liabilities		54,057	24,967

Non-Current Liabilities
Bank loans	15a	17,407	36
Lease liabilities	16	3,160	3,593
Contingent consideration	15b	21,995	-
Other long-term liabilities	15b	43,929	-
Deferred revenues	19e	15	2,025
Employee benefit liabilities, net	18	1,280	1,406
Total Non-Current Liabilities		87,786	7,060

Shareholder’s Equity	21
Ordinary shares		11,725	11,706
Additional paid in capital net		210,204	209,760
Capital reserve due to translation to presentation currency		(3,490)	(3,490)
Capital reserve from hedges		54	357
Capital reserve from share-based payments		4,643	4,558
Capital reserve from employee benefits		(149)	(320)
Accumulated deficit		(46,163)	(43,933)
Total Shareholder’s Equity		176,824	178,638
Total Liabilities and Shareholder’s Equity		$318,667	$210,665

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,
		2021	2020	2019
	Note	U.S. Dollars in thousands, except for share and per share data

Revenues from proprietary products	1a	$75,521	$100,916	$97,696
Revenues from distribution		28,121	32,330	29,491

Total revenues	24a,b	103,642	133,246	127,187

Cost of revenues from proprietary products		48,194	57,750	52,425
Cost of revenues from distribution		25,120	27,944	25,025

Total cost of revenues	24c	73,314	85,694	77,450

Gross profit		30,328	47,552	49,737

Research and development expenses	24d	11,357	13,609	13,059
Selling and marketing expenses	24e	6,278	4,518	4,370
General and administrative expenses	24f	12,636	10,139	9,194
Other expense		753	49	330
Operating income		(696)	19,237	22,784

Financial income	24g	295	1,027	1,146
Income (expenses) in respect of securities measured at fair value, net	24g	-	102	(5)
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	24g	(207)	(1,535)	(651)
Financial expense	24g	(1,277)	(266)	(293)
Income before tax on income		(1,885)	18,565	22,981
Taxes on income	23	345	1,425	730

Net Income (Loss)		$(2,230)	17,140	$22,251

Other Comprehensive Income:
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income		-	(188)	143
Gain (loss) on cash flow hedges		-	876	92
Net amounts transferred to the statement of profit or loss for cash flow hedges		(303)	(528)	(23)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan		171	64	(388)
Tax effect		-	19	(11)
Total comprehensive income (loss)		$(2,362)	$17,383	$22,064

Earnings per share attributable to equity holders of the Company:	25
Basic net earnings (loss) per share		$(0.05)	$0.39	$0.55
Diluted net earnings per (loss) share		$(0.05)	$0.38	$0.55

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Additional paid in capital	Capital reserve From securities measured at fair value through other Comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	U.S. Dollars in thousands
Balance as of December 31, 2018	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376
Cumulative effect of initially application of IFRS 16	-	-	-	-	-	-	-	(300)	(300)
Balance as at January 1, 2019 (after Initial application of IFRS 16)	10,409	179,147	34	(3,490)	(57)	9,353	4	(83,324)	112,076
Net income								22,251	22,251
Other comprehensive income (loss)	-	-	143	-	69	-	(388)	-	(176)
Tax effect	-	-	(32)	-	(4)	-	25	-	(11)
Total comprehensive income (loss)	-	-	111	-	65	-	(363)	22,251	22,064
Exercise and forfeiture of share-based payment into shares	16	1,672	-	-	-	-	(1,672)	-	16
Cost of share-based payment	-	-	-	-	-		1,163	-	1,163
Balance as of December 31, 2019	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319
Net income								17,140	17,140
Other comprehensive income (loss)			(188)		348		64		224
Tax effect			43		1		(25)		19
Total comprehensive income (loss)			(145)		349		39	17,140	17,383
Issuance of share	1,217	23,678							24,895
Exercise and forfeiture of share-based payment into shares	64	5,263				(5,263)			64
Cost of share-based payment						977			977
Balance as of December 31, 2020	$11,706	$209,760	$-	$(3,490)	$357	$4,558	$(320)	$(43,933)	$178,638
Net income								(2,230)	(2,230)
Other comprehensive income (loss)					(303)		171		(132)
Total comprehensive income (loss)			-	-	(303)		171	(2,230)	(2,362)
Exercise and forfeiture of share-based payment into shares	19	444		-	-	(444)			19
Cost of share-based payment						529			529
Balance as of December 31, 2021	$11,725	210,204	$-	$(3,490)	54	4,643	$(149)	$(46,163)	$176,824

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2021	2020	2019
	Note	U.S. Dollars in thousands
Cash Flows from Operating Activities
Net (loss) income		(2,230)	$17,140	$22,251

Adjustments to reconcile net income to net cash (used in) provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	10,12	5,609	4,897	4,519
Financial expense (income), net		1,189	672	(197)
Cost of share-based payment	21	529	977	1,163
Taxes on income	23	345	1,425	730
(Gain) loss from sale of property and equipment		-	(7)	(2)
Change in employee benefit liabilities, net		45	201	94
		7,717	8,165	6,307
Changes in asset and liability items:
Decrease(increase) in trade receivables, net		(12,861)	1,332	5,117
Decrease (increase) in other accounts receivables		(1,634)	115	(214)
Decrease (increase) in inventories		(2,373)	1,157	(13,857)
Decrease (increase) in deferred expenses		(6,883)	(3,085)	399
Increase (decrease) in trade payables		7,917	(9,560)	6,259
Increase (decrease) in other accounts payables		(392)	1,736	863
Increase (decrease) in deferred revenues		1,815	1,204	(283)
		(14,411)	(7,101)	(1,716)
Cash paid during the year for:
Interest paid		(228)	(209)	(243)
Interest received		375	1,211	1,106
Taxes paid		(42)	(101)	(134)
		105	901	729

Net cash (used in) provided by operating activities		$(8,819)	$19,105	$27,571

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2021	2020	2019
	Note	U.S. Dollars in thousands
Cash Flows from Investing Activities
Investment in short term investments, net		$39,083	$(7,646)	$1,727
Purchase of property and equipment and intangible assets	10	(3,730)	(5,488)	(2,300)
Business combination		(96,403)
Proceeds from sale of property and equipment		-	7	9
Net cash used in investing activities		(61,050)	(13,127)	(564)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments		19	64	16
Receipt of long-term loans		20,000
Proceeds from issuance of ordinary shares, net		-	24,895	-
Repayment of lease liabilities		(1,221)	(1,103)	(1,070)
Repayment of long-term loans		(205)	(492)	(476)

Net cash provided by (used in) financing activities		18,593	23,364	(1,530)

Exchange differences on balances of cash and cash equivalent		(334)	(1,807)	(908)

Increase (decrease) in cash and cash equivalents		(51,610)	27,535	24,569

Cash and cash equivalents at the beginning of the year		70,197	42,662	18,093

Cash and cash equivalents at the end of the year		$18,587	$70,197	$42,662

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	16	845	539	5,035
Purchase of property and equipment		$1,001	$722	$992

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 1: - General

a.	General description of the Company and its activity

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2028.

In November 2021, the Company acquired a portfolio of four FDA approved plasma-derived hyperimmune commercial products from Saol Therapeutics (“Saol”). The acquisition of this portfolio furthers the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., will be responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers. Refer to Note 5 for further details on this acquisition.

The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”). Pursuant to an agreement with Takeda, the Company terminated the production and sale of GLASSIA to Takeda during 2021 resulting in a significant reduction in revenues. Takeda initiated its own production of GLASSIA for the U.S. market. Commencing 2022, Takeda will pay royalties to the Company at a rate of 12% on GLASSIA’s net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually. Refer to Note 19 for further details on the engagement with Takeda.

The Company’s activity is divided into two operating segments:

Proprietary Products	Development, manufacturing, sales and distribution of plasma-derived protein therapeutics.
Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	The Company’s securities are listed for trading on the Tel Aviv stock exchange and on the NASDAQ.

The Company has four wholly-owned subsidiaries – Kamada Inc, Kamada Plasma LLC (wholly owned by Kamada Inc), KI Biopharma LLC and Kamada Ireland limited. In addition, the Company owns 74% of Kamada Assets Ltd (“Kamada Assets”).

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 1: - General (Cont.)

The Company is complying with the State of Israel mandates and recommendations with respect to its work-force management and has taken several precautionary health and safety measures to safeguard its employees and continues to monitor and assess orders issued by the State of Israel and other applicable governments to ensure compliance with evolving COVID-19 guidelines.

COVID-19 related disruption had various effect on the Company’s business activities, commercial operation, revenues and operational expenses however, as a result of the actions taken by the Company, its overall results of operations for the year ended December 31, 2021 were not materially affected. While there is an evident trend of recovery from the pandemic due to the increased vaccination rate of the population, a number of factors including, but not limited to, continued demand for the Company’s commercial products, availability of raw materials, financial conditions of the Company’s customer, suppliers and services providers, the Company’s ability to manage operating expenses, additional competition in the markets that the Company competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, may have an effect on the Company’s future financial position and results of operations.

The financial impact of these factors cannot be reasonably estimated at this time due to substantial uncertainty but may materially affect the Company’s business, financial condition, and results of operations. The Company assess the impact of the COVID-19 in several possible scenarios and concluded that there are no uncertainties that may cast significant doubt on its ability to continue as a going concern or affect significantly on the Company liquidity.

d.	Material events in the reporting period

Business combination:

On March 1, 2021, the Company acquired the plasma collection center and certain related rights and assets from the privately held B&PR of Beaumont, TX, USA. For more information see Note 5 (a).

On November 22, 2021, the Company entered into an Assets Purchase Agreement (the “Saol APA”) with Saol for the acquisition of a portfolio of four FDA-approved plasma-derived hyperimmune commercial products. For more information see Note 5 (b).

e.	Definitions

In these Financial Statements –

The Company	-	Kamada Ltd.
The Group	-	The Company and its subsidiaries.
Subsidiary	-	A company which the Company has a control over (as defined in IFRS 10) and whose financial statements are consolidated with the Company’s Financial Statements.
Related parties	-	As defined in International Accounting Standard (“IAS”) 24.
USD/$	-	U.S. dollar.
NIS	-	New Israeli Shekel
EUR	-	Euro

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

d.	Business combinations and goodwill:

Upon consummation of an acquisition, and for the purpose of determining the appropriate accounting treatment, the acquirer examines whether the transaction constitutes an acquisition of a business or assets. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Transactions in which the acquired is considered a business are accounted for as a business combination as described below. Conversely, transactions not considered as business acquisition are accounted for as acquisition of assets and liabilities. In such transactions, the cost of acquisition, which includes transaction costs, is allocated proportionately to the acquired identifiable assets and liabilities, based on their proportionate fair value on the acquisition date. In an assets acquisition, no goodwill is recognized, and no deferred taxes are recognized in respect of the temporary differences existing on the acquisition date.

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date.

Costs associated with the acquisition that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are expensed in the period the services are received.

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IFRS 9. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss as finance income or finance expense. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

The fair value of an acquiree’s previously recognized contingent consideration assumed in connection a business combination is recognized as financial liability on the acquisition date. Subsequently, the financial liability is measured at amortized cost, per IFRS 9. Remeasurement of the financial liability is recognized as finance income or expense in the statement of operations.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration over the net identifiable assets acquired and liabilities assumed.

e.	Functional currency, presentation currency and foreign currency

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

f.	Cash and cash equivalents

Cash comprise of cash at banks and on hand. Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of purchase, which are subject to an insignificant risk of changes in value.

g.	Short-term investments

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

In cases where the difference between the time of receiving payment and the time of transferring the goods or services to the customer is one year or less, the Company applies the practical expedient included in the standard and does not separate a significant financing component.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

Analysis of major contracts:

As of December 31, 2021, 2020 and 2019 the Company generate revenue mainly from sale of products to strategic partners and distributors as well as from the licensing of our technology and distribution rights.

In the majority of contracts, revenue recognition occurs at a point in time when control of our product is transferred to the customer, generally on delivery of the goods.

The Company determines the transaction price separately for each contract with a customer taking into consideration, variable prices, discounts, chargeback, rebates etc , The Company includes the estimated variable consideration in the transaction price only to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.

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

Government grants are recognized when there is reasonable assurance that the grants will be received, and the Company will comply with the attached conditions.

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

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

As of December 31, 2021 and 2020, the application of IFRIC 23 did not have a material effect on the financial statements.

m.	Leases

As of January 1, 2019 the Company initially applied IFRS 16, “Leases” (“the Lease Standard”).

The Company chose to apply the provisions of the Lease Standard using the modified retrospective approach without restatement of comparative data.

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

The Company as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in the Lease Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

For additional information regarding right-of-use assets and lease liabilities and refer to Note 16.

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

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized on a straight-line basis over its useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in accounting estimate and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

	Estimated life	Amortization method
Intellectual property	15-20	Straight-line
Customer Relations	20	Straight-line
Production agreement	6	Straight-line
Distribution right	10-15	Straight-line over the contract period
Goodwill	Indefinite	Not amortized

p	Impairment of non-financial assets

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

Goodwill:

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. For other debt financial assets (i.e., debt securities at FVOCI), the ECL is based on the 12-month ECL. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date. As of December 31, 2021 there is no ECL allowance.

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

The Company assesses the criteria for recognition of revenue related to up-front payments and milestones as outlined by IFRS 15. Judgment is necessary to determine over which period the Company will satisfy its performance obligations related to up- front payments and milestones and whether financing component exists. For additional information, refer to Note 19a.

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

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy. For information regarding deferred taxes recognition, please refer to note 22.

-	Impairment test for the production facility

The Company performed an impairment test of its production facility. The Company calculated the recoverable amount of the production facility to determine whether the book value exceeds its recoverable amount. The impairment test was based on a Discount Cash Flow (“DCF”) model using the Company’s long-term forecast. As of December 31, 2021 no impairment was recorded as the recoverable amount exceeded the book value.

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

-	Impairment of goodwill

The Company reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and to choose a suitable discount rate for those cash flows.

-	Purchase price allocation

The Company allocate the purchase price based on the identifiable assets acquired and liabilities assumed at the acquisition date. The assets and the liabilities assumed are measure the fair value. Significant estimates are required to measure the fair value of the assets and liabilities recognized as a result of the business combination including, future cash flows, discount rate, volatility rate.

-	Contingent consideration

Contingent consideration is presented at fair value. The fair value is determined using valuation techniques and method, using future cash flows discounted. This requires management to make an estimate of the projected future cash flows. For information regarding contingent consideration , please refer to note 5.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 4: - Disclosure of New Standards in the Period Prior to Their Adoption

a.	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 4: - Disclosure of New Standards in the Period Prior to Their Adoption (Cont.)

b.	Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets

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

c.	Amendment to IAS 16, Property, Plant and Equipment

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 4: - Disclosure of New Standards in the Period Prior to Their Adoption (Cont.)

d.	Amendment to IFRS 3, Business Combinations

The Amendment replaces the requirement to recognize liabilities from business combinations in accordance with the conceptual framework, the reason being that the interaction between those instructions and the guidance provided in IAS 37 regarding recognition of liabilities was unclear in certain cases.

The Amendment adds an exception to the principle for recognizing liabilities in IFRS 3. According to the exception, contingent liabilities are to be recognized according to the requirements of IAS 37 and IFRIC 21 and not according to the conceptual framework. The Amendment prevents differences in the timing of recognizing liabilities that could have led to the recognition of gains and losses immediately after the business combination (day 2 gain or loss). The Amendment also clarifies that contingent assets are not to be recognized on the date of the business combination.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and apply prospectively.

The Company believes that the adoption of the Amendment will not have an effect on its financial statements.

e.	Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration.

The Amendment is effective for annual periods beginning on or after January 1, 2023, by amending the opening balance of the retained earnings or adjusting a different component of equity in the period the Amendment was first adopted.

Earlier application is permitted.

The Company believes that the adoption of the Amendment will not have an effect on its financial statements.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 5: - BUSINESS COMBINATIONS

a.	Acquisition of an FDA-Licensed Plasma Collection Center

On March 1, 2021 the Company entered into an Assets Purchase Agreement with the privately-held B&PR of Beaumont, TX, USA, for the acquisition of a plasma collection facility as well as certain related rights and assets . The plasma collection facility primarily specializes in the collection of hyper-immune plasma used for the Anti-D immunoglobulin, which is manufactured by the Company and distributed in international markets. The acquisition, for a total consideration of $1,614 thousand was consummated through Kamada Plasma LLC a , which will operate the Group’s plasma collection activity in the U.S.

The Company accounted for the acquisition as a business combination.

The following table details the acquisition consideration:

USD in thousands

Cash paid	$1,404
Payables for acquisition(a)	210

Total acquisition cost	1,614

(a)	The acquisition consideration totaled $1,654 thousands, of which an amount of $1,404 thousands was paid at closing, and the balance of $250 thousands will be paid on March 31, 2022. The fair value of such deferred consideration was estimated at $210 as of the date of acquisition.

In connection with the acquisition, the Company incurred cost of $140 thousand which included legal and other consulting fees. These costs were recorded in general and administrative expenses in the statement of profit and loss during 2020 and the first quarter of 2021.

The fair value of the identifiable assets and liabilities on the acquisition date:

USD in thousands

Inventories	184
Property, plant and equipment	82
Intangible assets (a)	962
1,228

Other current liability	(30)

Net identifiable assets	1,198
Goodwill arising on acquisition (b)	416

Total acquisition cost	1,614

(a)	The Intangible assets represents the FDA License of the plasma collection facility at fair value (Level 3) at the acquisition date, based on Greenfield Method. Under such method, the subject intangible asset is valued using a hypothetical cashflow scenario of developing an operating business in an entity that at inception only holds the subject intangible asset. In measuring the FDA License of the plasma collection facility the Company used an appropriate discount rate of 19%.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 5: - BUSINESS COMBINATIONS (Cont.)

(b)	The goodwill arising as part of the acquisition is attributed to the expected benefits from the synergies of the combination of the Company’s activities and those of the acquired plasma collection facility. The goodwill recognized is not expected to be deductible for income tax purposes.

b.	Acquisition of a portfolio of four FDA-approved plasma-derived hyperimmune commercial products

On November 22, 2021 (the “Acquisition Date”), the Company entered into the Saol APA for the acquisition of a portfolio of four FDA-approved plasma-derived hyperimmune commercial products. The acquisition of this portfolio furthers our core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden our portfolio offering in existing markets. The four acquired products include:

●	CYTOGAM (Cytomegalovirus Immune Globulin Intravenous [Human]) (CMV-IGIV) product indicated for the prophylaxis of cytomegalovirus disease associated with the transplantation of the kidney, lung, liver, pancreas, and heart. The product is the sole FDA approved IgG product for this indication.

●	WINRHO SDF is a Rho(D) Immune Globulin Intravenous (Human) product indicated for use in clinical situations requiring an increase in platelet count to prevent excessive hemorrhage in the treatment of non-splenectomies, for Rho(D)-positive children with chronic or acute immune thrombocytopenia (ITP), adults with chronic ITP, and children and adults with ITP secondary to HIV infection. WinRho SDF is also used for suppression of Rhesus (Rh) Isoimmunization during pregnancy and other obstetric conditions in non-sensitized, Rho(D)-negative women. The product is FDA approved.

●	HEPAGAM B is a hepatitis B Immune Globulin (Human) (HBIg) product indicated to both prevent hepatitis B virus (HBV) recurrence following liver transplantation in hepatitis B surface antigen positive (HBsAg- positive) patients and provide post-exposure prophylaxis. The product is FDA approved.

●	VARIZIG [Varicella Zoster Immune Globulin (Human)] is a product that contains antibodies specific for the Varicella zoster virus, and it is indicated for post-exposure prophylaxis of varicella (chickenpox) in high-risk patient groups, including immunocompromised children, newborns, and pregnant women. VARIZIG is intended to reduce the severity of chickenpox infections in these patients. The U.S. Centers for Disease Control (CDC) recommends VARIZIG for postexposure prophylaxis of varicella for persons at high-risk for severe disease who lack evidence of immunity to varicella. The product is the sole FDA approved IgG product for this indication.

The Company accounted for the acquisition as a business combination

For the period commencing on the Acquisition Date and ending on December 31, 2021 the acquired portfolio contributed $5,381 thousand and $251 thousand to the Company’s consolidated revenues and Net income, respectively. If the acquisition had occurred on January 1, 2021, management estimates that consolidated revenue would have been $140,000 thousand and consolidated Net Income for the year would have been $4,000 thousand. In determining these amounts, management has assumed that the fair value adjustments, determined as of the acquisition date, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2021.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 5: - BUSINESS COMBINATIONS (Cont.)

The following table details the total acquisition consideration:

USD in thousands

Cash paid at closing	$95,000
Contingent consideration liability (a)	21,705
Deferred consideration (b)	13,788
Settlement of preexisting relationship (c)	(3,786)

Total acquisition cost	126,707

(a)

Pursuant to the Saol APA, and in addition to the cash paid at closing, the Company agreed to pay up to $50,000 thousand of contingent consideration subject the achievement of sales thresholds for the period commencing on the Acquisition Date and ending on December 31,2034. The Company may be entitled for up to $3,000 thousands credit deductible from the contingent consideration payments due for the years 2023 through 2027, subject to certain conditions as defined in the agreement between the parties. The contingent consideration totaled $21,705 thousands, which represents its fair value (Level 3) at the acquisition date, based on an Option Pricing Method (OPM), “Monte Carlo Simulation” model.

In measuring the contingent consideration liability, the Company used an appropriate risk- adjusted discount rate of 10.6 % and volatility of 13.6%.

At December 31, 2021 the fair value of the contingent consideration total $21,995 thousand. The increase in the amount of $290 reflects the changes in the value of the liability since the date of acquisition and was recognized as financing expenses in the statement of profit and loss.

In measuring the contingent consideration liability, the Company used an appropriate risk- adjusted discount rate of 10.5 % and volatility of 10.6%.

Refer to Note 15.

(b)	Pursuant to the Saol APA, the Company acquired inventory valued at $14,199 thousand and agreed to pay it in ten quarterly installments of $1,500 thousand, each or the remaining balance at the final installment. Such deferred inventory consideration totaled $13,788 thousand which represents the Fair value (Level 2) at the acquisition date. The interest rate used to calculate such fair value was based on the Company’s cost of debt which was estimated based on the long-term bank loan obtained to partially fund the acquisition. Refer to note 15.

(c)	In December 2019, the Company entered into a binding term-sheet for a 12-year contract manufacturing agreement with Saol to manufacture CYTOGAM. Through the acquisition date, the Company received a total of $3,786 thousand from Saol to partially fund the technology transfer activities required under such engagement. Such engagement was automatically terminated on the acquisition date, an such funds, previously accounted for as deferred revenues, were offset from the acquisition consideration as settlement of preexisting relationship.

The following tables details the preliminary fair value of the identifiable assets and liabilities on the acquisition date:

Fair value USD in thousands

Inventory(a)	22,849
Intangible assets(b)	121,174
Assumed liability(c)	(47,213)
Net identifiable assets	98,810

Goodwill arising on acquisition(d)	29,897

Total acquisition cost	126,707

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 5: - BUSINESS COMBINATIONS (Cont.)

(a)	Inventory was valued at cost which represent its fair value.

(b)	The following table details the intangible assets identified

Fair value USD in thousands

Customer Relations (1)	33,514
Intellectual property (2)	79,141
Assumed contract manufacturing agreement (3)	8,519
Total Intangible assets	121,174

(1)	Customer Relations represents its fair value (Level 3) at the acquisition date, based on an Multi Period Excess Earnings Method (“MPEEM”). In measuring the Customer Relations the Company used an appropriate risk-adjusted discount rate of 11 % and churn rate of 5%.

(2)	Intellectual property represents its fair value (Level 3) at the acquisition date, based on a Relief from Royalties (“RFRM”) Method. In measuring the Intellectual property, the Company used an appropriate risk-adjusted discount rate of 11 % and Royalties rate of 15.2%.

(3)	Assumed contact manufacturing agreement represents its fair value (Level 3) at the acquisition date, based on With and Without method. Under the With and Without method the value of an intangible asset is calculated by comparing the cash-flow in situation where the valued asset is part of the business versus the cash-flow in situation where the asset is not part of the business. The Company used an appropriate risk-adjusted discount rate of 11%.

(c)	Pursuant to the Saol APA, the Company assumed certain of Saol’s liabilities for the future payment of royalties (some of which are perpetual) and milestone payments to third party subject to the achievement of corresponding CYTOGAM related net sales thresholds and milestones. The fair value of such assumed liabilities at the acquisition date was estimated at $47,213 thousand, which was calculated based on the Option Pricing Method (OPM), Monte Carlo Simulation, and discounted cash flow using a discount rate in the range of 2.25 % and 11 % and the volatility of 10.8-14.2%.

Such assumed liabilities includes:

●	Royalties:10 % of the annual global net sales of CYTOGAM up to $ 25,000 thousand and 5 % of net sales that are greater than $ 25,000 thousand, in perpetuity; 2 % of the annual global net sales of CYTOGAM in perpetuity; and, 8 % of the annual global net sales of CYTOGAM for period of six years following the completion of the technology transfer of the manufacturing of CYTOGAM to the Company, subject to a maximum aggregate of $ 5,000 thousand per year and for total amount of $30,000 thousand throughout the entire six years period.

●	Sales milestones: $1,500 thousand in the event that the annual net sales of CYTOGAM in the United States market exceeds $18,766 thousand during the twelve months period ending June 30, 2022; and, $1,500 thousand in the event that the annual net sales of CYTOGAM in the United States market exceeds $18,390 thousand during the twelve months period ending June 30, 2023.

●	Milestone: $8,500 thousand upon the receipt of FDA approval for the manufacturing of CYTOGAM at Company’s manufacturing facility.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 5: - BUSINESS COMBINATIONS (Cont.)

(d)	The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and the acquired business. The goodwill recognized is not expected to be deductible for income tax purposes.

The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination according to a provisional measurement. The purchase consideration and the fair value of the acquired assets and liabilities may be adjusted within 12 months from the acquisition date. At the date of final measurement, adjustments are generally made by restating comparative information previously determined provisionally.

The Company incurred acquisition – related cost of $1,094 thousand related mainly to legal and other consulting fees. These costs were recorded in general and administrative expenses in the statement of profit and loss during 2021.

Note 6: - Cash and Cash Equivalents

	December 31,
	2021	2020
	U.S. Dollars in thousands

Cash and deposits for immediate withdrawal	$15,371	$20,075
Cash equivalents in USD deposits (1)	-	47,011
Cash equivalents in NIS deposits (2)	3,216	3,111
Total Cash and Cash Equivalents	$18,587	$70,197

(1)	The deposits bear interest of 0.21%-0.52% per year, as of December 31, 2020.
(2)	The deposits bear interest of 0.28% per year, as of December 31, 2021 and 0.18% per year, as of December 31, 2020.

Note 7: - Short-Term Investments

	December 31,
	2021	2020
	U.S. Dollars in thousands

Fair value through other comprehensive income	$-	$-
Bank deposits in USD (1)	-	39,069
Total Short-Term Investments	$-	$39,069

(1)	The deposits bear interest of 0.63%-0.89% r, as of December 31, 2020.

Note 8: - Trade Receivables, Net

	December 31,
	2021	2020
	U.S. Dollars in thousands
Open accounts:
In NIS	$16,093	$10,756
In USD	18,736	11,219
	$34,829	$21,975
Checks receivable	333	133

	$35,162	$22,108
Less allowance for doubtful accounts(1)		-

Total Trade receivables, net	$35,162	$22,108

(1)	As of December 2021and, 2020 no allowance for doubtful accounts was recognized.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 8: - Trade Receivables, NeT (Cont.)

An analysis of past due but not impaired trade receivables with reference to reporting date:

	Past due trade receivables with aging of
	Neither past due nor impaired	Up to 30 Days	31-60 Days	61-90 Days	91-120 Days	Over 121 days	Total
December 31, 2021	$33,454	$593	$572	$122	$381	$40	$35,162
December 31, 2020	$20,389	$1,180	$7	$6	$-	$526	$22,108

(1)	Subsequent to December 31, 2021, $1620 thousand from the past due debt was collected.

Note 9: - Other Accounts Receivables

	December 31,
	2021	2020
	U.S. Dollars in thousands
Prepaid expenses	$3,992	$2,105
Inventory designated for R&D activities	4,407	1,026
Government authorities	220	735
Derivatives financial instruments mainly measured at fair value through other comprehensive income	73	448
Accrued income	173	202
Other	7	8
Total Other Accounts Receivables	$8,872	$4,524

Note 10: - Inventories

	December 31,
	2021	2020
	U.S. Dollars in thousands
Finished products	$36,270	$13,459
Purchased products	6,251	6,751
Work in progress	8,082	8,389
Raw materials	16,820	13,417
Total Inventories	$67,423	$42,016

(1)	During the years 2021, 2020 and 2019, the Company recognized, at cost of revenues, an impairment for inventories carried at net realizable value totaled of $2,982 thousands, $1,440 thousands and $334 thousands, respectively.

(2)	The inventory balance as of December 31, 2021 includes $20,040 thousand of finished products and raw materials which were obtained as part of the business combination. Refer to note 5b for further details

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 11: - Property, Plant And Equipment

a.	Composition and movement:

2021

	Land and Buildings (1)	Machinery and Equipment (1)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements	Total
	U.S. Dollars in thousands
Cost

Balance at January 1, 2021	$33,658	31,299	31	8,112	1,139	74,239
Additions	885	2,140	-	1,260	45	4,329

Balance as of December 31, 2021	34,543	33,439	31	9,371	1,184	78,568

Accumulated Depreciation

Balance as of January 1, 2021	20,049	22,110	20	5,961	420	48,560
Depreciation	1,042	1,694	3	847	115	3,701

Balance as of December 31, 2021	21,091	23,804	23	6,808	535	52,261

Depreciated cost as of December 31, 2021	$13,451	$9,635	$8	$2,563	$649	$26,307

(1)	Including labor costs charged in 2021 to the cost of facilities, machinery and equipment in the amount of $775 thousands.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 11: - Property, Plant And Equipment (Cont.)

2020

	Land and Buildings (1)	Machinery and Equipment (1)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements	Total
	U.S. Dollars in thousands
Cost

Balance at January 1, 2020	$32,714	$28,198	$85	$7,218	$1,139	$69,354
Additions	944	3,175	-	894	-	5,013
Sale and write-off	-	(74)	(54)		-	(128)

Balance as of December 31, 2020	33,658	31,299	31	8,112	1,139	74,239

Accumulated Depreciation

Balance as of January 1, 2020	18,639	20,524	70	5,267	304	44,804
Depreciation	1,410	1,660	4	694	116	3,884
Sale and write-off	-	(74)	(54)	-	-	(128)

Balance as of December 31, 2020	20,049	22,110	20	5,961	420	48,560

Depreciated cost as of December 31, 2020	$13,609	$9,189	$11	$2,151	$719	$25,679

(1)	Including labor costs charged in 2020 to the cost of facilities, machinery and equipment in the amount of $746 thousands.

b.	As for liens, refer to Note 20.

c.	Leasing rights of land from the Israel land administration.

	December 31,
	2021	2020
	U.S. Dollars in thousands

Under finance lease	$1,150	$980

Kamada Assets capitalized leasing rights from the Israel Land Administration for an area of 16,880 m² in Beit Kama, Israel, on which the Company’s manufacturing plant and other buildings are located. As part of a new outline which were approved during 2021 the plant area was adjusted to 14,880 m². The amount attributed to capitalized rights is presented under property, plant and equipment and is depreciated over the leasing period, which includes the option period. During 2010, the Company signed an agreement with the Israel Land Administration to consolidate its leasing rights and extend the lease period to 2058, including an extension option for additional 49 years thereafter.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 12: - Intangible Assets, Goodwill and Other Long Term Assets

	December 31,
	2021	2020
	U.S. Dollars in thousands

Intangible Assets and Goodwill	153,592	1,492
Long term pre-paid expenses	71	81
Total Other Long-Term Assets	$153,663	$1,573

1.	Intangible Assets:

(a)	Composition and movement

	Intellectual property	Customer Relationships	Goodwill	Other Intangibles (1)	Total
	U.S. Dollars in thousands
Cost:
Balance as of January 1, 2020	-	-	-	1,492	1,492
Purchases				490	490
Business combination (b)	80,103	33,514	30,313	8,519	152,449

Balance as of December 31, 2021	$80,103	$33,514	$30,313	$10,501	$154,431

Accumulated amortization and impairment:
Balance as of January 1, 2020	-	-	-	-	-
Amortization recognized in the year	477	179	-	183	839

Balance as of December 31, 2020	477	179	-	183	839

Amortized cost at December 31, 2021	$79,626	$33,335	$30,313	$10,318	$153,592

(1)	Includes Assumed contract manufacturing agreement and distribution right of certain therapeutic products to be distributed in Israel, subject to Israeli Ministry of Health (“IL MOH”) marketing authorization. The Company was required to make certain upfront and milestone payments on account of such distribution rights. These payments are accounted for as long-term assets through obtaining IL MOH marketing authorization and will subsequently be amortized during the expected distribution right’s useful life.

(b)	Acquisitions during the year:

Intellectual property, Customer Relations and Assumed Contract Manufacturing agreement which were acquired pursuant the Saol APA. See Note 5.

(c)	Amortization:

Amortization expenses of intangible assets are classified in statement of profit or loss as follows:

	Year ended December 31,
	2021	2020	2019
	USD in thousands
Cost of Goods sold	574	-	-
Selling and marketing expenses	265	-	-

	839	-	-

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 12: - Intangible Assets, Goodwill and Other Long Term Assets (Cont.)

(d)	Allocation of goodwill to cash-generating units

	December 31,
	2021	2020
	U.S. Dollars in thousands

Proprietary	30,313	-

All the Goodwill recognized in 2021 was attributed to the Proprietary segment. See note 5.

The recoverable amount of the Proprietary segment was determined based on the value in use which is calculated as the expected estimated future cash flows from this cash-generating unit, as determined for the next five years and approved by the Company’s management. The discount rate of the cash flows is 11%, The estimated recoverable amount of the unit was higher than its carrying amount, and therefore there was no need to provide for impairment.

Sensitivity test preformed with changing the discount rate and the growth rate did not change the result.

Note 13: - Trade Payables

	December 31,
	2021	2020
	U.S. Dollars in thousands

Open debts mainly in USD	$7,354	$3,523
Open debts in EUR	9,174	5,413
Open debts in NIS	8,576	7,174
Total Trade Payables	$25,104	$16,110

Note 14: - Other Accounts Payables

a.	Composition:

	December 31,
	2021	2020
	U.S. Dollars in thousands

Employees and payroll accruals	$6,348	$7,031
Government grants (b)	207	222
Accrued Expenses and Others	587	294

Total Other Accounts Payables	$7,142	$7,547

b.	Government grants:

Presented in the statement of financial position and Profit or Loss and Other Comprehensive Income:

	December 31,
	2021	2020
	U.S. Dollars in thousands

Current Assets	3	184
Current liability	207	222
Royalties paid during the year	-	-
Expense (income) carried to profit or loss	$(29)	$(279)

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Loans and Financial liabilities

	December 31,
	2021	2020
	U.S. Dollars in thousands

Bank loans(1)	20,038	274
Less current maturities of bank loans	2,631	238
Total Long term bank loans	$17,407	$36

1.	Bank loan:

On November 15, 2021, the Company secured a $40,000 thousand credit facility from Bank Hapoalim, an Israeli bank. The credit facility comprised of the following:

(1)	A $20,000 thousand long-term loan. The loan baring an interest at a rate of SOFR (Secured Overnight Financing Rate) +2.18% and is payable over 54 equal monthly installments commencing June 16, 2022; and

(2)	A $20,000 thousand short-term revolving credit facility from an Israeli bank. The credit facility bares an interest at a rate of SOFR +1.75%, or a commitment fee of 0.2% calculated over the unutilized balance of the facility. As of December 31, 2021, the Company did not utilize such facility.

Pursuant to the loan and credit facility agreement, the Company is required to meet the following financial covenants for the years ending December 31, 2022, and onwards:

(1)	The Shareholder’s Equity shall at no time be less than 30% of the Total Assets; examined on a quarterly basis;

(2)	The Shareholder’s Equity shall at no time be less than $120,000 thousand; examined on a quarterly basis;

(3)	The ratio between:(a) the short term financial debt less current maturities of long term debt (in as much as such are included therein); and (b) the Working Capital as such term is defined in the loan agreement, shall at no time exceed 0.8; examined on a quarterly basis; and

(4)	The ratio between: (a) the EBITDA as such term is defined in the loan agreement; and (b) the current maturities of long term debt plus out of pocket financial expenses net, reported in the course of four consecutive quarters immediately preceding the examination date, shall not be less than 1.1 during each of the years 2022 and 2024 and not less than 1.25 in the year 2025 and onwards; examined on an annual basis.

Bank loans borrowed prior to 2021 are payable over 60 equal monthly installments. The loans bear fixed interest rate in the range of 3.15% -3.55%. The remaining balance as of December 31, 2021 is $38 thousands.

See Note 19 regarding pledge information related to the bank loans.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Loans and Financial liabilities (Cont.)

b.	Financial liabilities through business combination

	December 31,
	2021	2020
	U.S. Dollars in thousands

Contingent consideration (2)	21,995	-
Assumed liabilities (3)	61,915	-
Less current maturities	(17,986)	-
Total Long term Contingent consideration and assumed liabilities	$43,929	$-

(2)

At December 31, 2021 the fair value of the contingent consideration total $21,995 thousand. The increase in the amount of $290 thousands reflects the changes in the value of the liability since the date of acquisition and was recognized as financing expenses in the statement of profit and loss. Refer to Note 5b and Note 17 for details on the contingent consideration.

(3)

The assumed liabilities are measured at amortized cost. The increase of $704 thousands reflects the changes in time value due to and changes in expected payments since the date of acquisition. The increase was recognized as financing expenses in the statement of profit and loss. Refer to Note 5 and Note 17 for details on the assumed liabilities.

Note 16: - Leases

Leases

The Company has lease agreements with respect to the following items:

1.	Office and storage spaces:

The Company has engaged in lease agreements for office and storage spaces for total of 10 years which includes lease extension for three year that will expire in 2026.

2.	Vehicles:

The Company leases vehicles for the use of certain of its employees. The lease term is mainly for three-year periods from several leasing companies.

3.	Office equipment (i.e. printing and photocopying machines):

The Company leases office equipment (i.e. printing and photocopying machines) for five year periods.

Right-of-use assets composition and Changes in leas liabilities

2021

	Right-of-use-assets
	Rented Offices	Vehicles	Computers, Software, Equipment and Office Furniture	Total	Lease Liabilities(1)
	U.S Dollars in thousands
As of January 1, 2021	$2,599	$821	$20	$3,440	$4,665
Additions to right -of -use assets		845		845	845
Termination lease		(125)		(125)	(125)
Depreciation expense	(433)	(628)	(5)	(1,068)
Exchange rate differences					150
Repayment of lease liabilities					(1,221)
As of December 31, 2021	$2,165	$913	$15	$3,092	$4,314

(1)	The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liability was in the range of 1.75%-4.6% evaluated based on credit risk, terms of the leases and other economic variables.

During 2021 the company recognized $253 thousand as interest expenses on lease liabilities.
During 2021 the total cash outflow for leases was $1,474 thousand.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Leases (Cont.)

2020

	Right-of-use-assets
	Rented Offices	Vehicles	Computers, Software, Equipment and Office Furniture	Total	Lease Liabilities(1)
	U.S Dollars in thousands
As of January 1, 2020	$3,033	$963	$26	$4,022	$5,001
Additions to right -of -use assets		539		539	539
Lease termination		(110)		(110)	(112)
Depreciation expense	(434)	(571)	(6)	(1,011)
Exchange rate differences					343
Repayment of lease liabilities					(1,106)
As of December 31, 2020	$2,599	$821	$20	$3,440	$4,665

(1)	The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liability was in the range of 1.96%-4.6% evaluated based on credit risk, terms of the leases and other economic variables.
During 2020 the company recognized $190 thousand as interest expenses on lease liabilities.
During 2020 the total cash outflow for leases was $1,296 thousand.

Maturity analysis of the Company’s lease liabilities (including interest):

December 31, 2021

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total
Lease liabilities (including interest)	$1,307	$1,100	$849	$1,485	$31	$4,772

December 31, 2020

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total
Lease liabilities (including interest)	$1,238	$1,002	$806	$1,436	$748	$5,230

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Leases (Cont.)

Lease extension

The Company has leases that include extension options. These options provide flexibility in managing the leased assets and align with the Company’s business needs.

The Company exercises significant judgement in deciding whether it is reasonably certain that the extension options will be exercised.

Office and storage spaces leases have extension options for additional three years. The Company has reasonable certainty that the extension option will be exercised in order to avoid a significant adverse impact to its operating activities.

Note 17: - Financial Instruments

a.	Classification of financial assets and liabilities

The financial assets liabilities in the balance sheet are classified by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2021	2020
	U.S. Dollars in thousands
Financial assets

Financial assets at fair value through profit or loss:
Foreign exchange forward contracts	$-	$-

Financial assets at fair value through other comprehensive income:
Cash flow hedges	73	457
Marketable debt securities	-	-
Total Financial assets at fair value through other comprehensive income:	$73	$457
Financial assets at cost:
Cash and cash equivalent	18,587	70,197
Short term bank deposits	-	39,069
Total Financial assets at cost	$18,587	$109,266

Total financial assets	$18,660	$109,723

Financial liabilities

Financial liabilities at fair value through profit or loss:
Contingent consideration in business combination	21,995	-
Foreign exchange forward contracts	$-	$9
	21,995
Financial liabilities measured at amortized cost:

Assumed liabilities through business combination	61,915	-
Bank loans	20,038	274
Leases	4,314	4,665
Total Financial liabilities measured at amortized cost:	$86,267	$4,939

Total financial and lease liabilities	$108,262	$4,948

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: - Financial Instruments (Cont.)

b.	Financial risk factors

The Company’s activities expose it to various financial risks, such as market risk (foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s investment policy focuses on activities that will preserve the Company’s capital. The Company utilized derivatives to hedge certain exposures to risk.

Risk management is the responsibility of the Company’s management and specifically that of the Chief Executive Officer (CEO) and Company Chief Financial Officer (CFO), in accordance with the policy approved by the Board of Directors. The Board of Directors provides principles for the overall risk management.

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

As of December 31, 2021 and 2020, the Company has a position in financial derivatives intended to hedge changes in the exchange rate of the USD vs. the NIS and the EUR (see also Note 17f. below).

b)	Price risk

As of December 31, 2020 the company divested all its investments in debt securities (corporate and government) consequently the Company do not expose to price risk. As of December 31, 2020, the Company has financial instruments, classified as financial assets measured at fair value through other comprehensive income for which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price.

2.	Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and foreign currency derivative contracts.

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

The Company regularly monitors the credit extended to its customers and their general financial condition, and, when necessary, requires collateral as security for the debt such as letters of creditor and down payments. In addition, the Company partially insures its overseas sales with foreign trade risk insurance. Refer to Note 8 for additional information.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: - Financial Instruments (Cont.)

The Company keeps constant track of customer debt and the Financial Statements include an allowance for doubtful accounts that adequately reflects, in the Company’s assessment, the loss embodied in the debts the collection of which is in doubt.

The Company’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2021 and 2020 is the carrying amount of trade receivables.

c)	Foreign currency derivative contracts:

The Company is exposed to foreign currency exchange movements, primarily in USD vs. NIS and EUR. Consequently, it enters into various foreign currency exchange contracts with major financial institutions (see also Note 17f. below).

d)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term liabilities with floating interest.

3.	Liquidity risk

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

December 31, 2021

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total

Trade payables	$25,104					$25,104
Assumed liabilities (1)	17,986	11,203	4,671	7,598	20,457	61,915
Other accounts payables	7,142					7,142
Bank loans (including interest)	3,049	4,773	4,677	8,689	-	21,188
Lease liabilities (including interest)	1,307	1,100	849	1,485	31	4,772

	$54,588	$17,076	$10,197	$17,772	$20,488	$120,121

(1)	Due the nature of the account which include infinite payments for royalties and milestones to third party the assumed liabilities reflect the discounted amount. see Note 19e

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: - Financial Instruments (Cont.)

December 31, 2020

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total

Trade payables	$16,110					$16,110
Other accounts payables	7,547					7,547
Bank loans (including interest)	244	37				281
Lease liabilities (including interest)	1,238	1,002	806	1,436	748	5,230

	$25,139	$1,039	$806	$1,436	$748	$29,168

Changes in liabilities arising from financing activities

	January 1, 2021	Payments	Foreign exchange movement	New loans and leases	Business combination	Revaluation	Write off	December 31, 2021
	U.S. Dollars in thousands
Contingent consideration (1)	-	-	-	-	21,705	290	-	21,995
Assumed liabilities	-	-	-		61,211	704	-	61,915
Bank loans	$274	(205)	(31)	20,000			-	$20,038
Leases	4,665	(1,221)	150	845			(125)	4,314
Total	$4,939	$(1,426)	$119	$20,845	$82,916	$994	$(125)	$108,262

(1)	The contingent consideration fair value as of December 31,2021 was based on an Option Pricing Method (OPM), “Monte Carlo Simulation” model. In measuring the contingent consideration liability, the Company used an appropriate risk- adjusted discount rate of 10.5 % and volatility of 10.6%. totaled $21,995 thousands.

c.	Fair value

The following table demonstrates the carrying amount and fair value of the financial assets and liabilities presented in the financial statements not at fair value:

	Carrying Amount		Fair Value
	December 31,		December 31,
	2021	2020	2021	2020
	U.S. Dollars in thousands

Assumed liabilities	61,915	-	61,915	-
Bank loans	20,038	274	19,502	278
Leases	4,314	4,665	4,608	4,935
Total Financial liabilities	$108,262	$4,939	$108,020	$5,213

The fair value of the bank loans ,leases and the assumed liabilities was based on standard pricing valuation model such as a discounted cash-flow model which considers the present value of future cash flows discounted by an interest rate that reflects market conditions (Level 3).

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: - Financial Instruments (Cont.)

d.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value:

Financial assets (liabilities) measured at fair value:	Level 1	Level 2	Level 3 (1)
	U.S. Dollars in thousands

December 31, 2021
Derivatives instruments	-	73
Contingent consideration			(21,995)
	$-	$73	$(21,995)

(1)	For changes in Contingent liability see above

	Level 1	Level 2
	U.S. Dollars in thousands

December 31, 2020
Derivatives instruments	-	448
	$-	$448

During 2021 and 2020 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: - Financial Instruments (Cont.)

	December 31,
	2021	2020
	U.S. Dollars in thousands

Sensitivity test to changes in Interest rate risk
Gain (loss) from change:
1% increase in in basis points of SOFR	$(23)		$-
1% decrease in in basis points of SOFR	$22	$

Sensitivity test to changes in foreign currency:
Gain (loss) from change:
5% increase in NIS	$(30)		$(24)
5% decrease in NIS	$30		$24
5% increase in Euro	$(450)		$(552)
5% decrease in Euro	$450		$552

e.	Linkage terms of financial liabilities by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2021	2020
	U.S. Dollars in thousands

In NIS:
Bank loans measured at amortized cost	$38	$274
Leases measured at amortized cost	4,314	4,665

	$4,352	$4,939
In USD:
Contingent consideration at fair value through profit or loss	21,995	-
Assumed liabilities measured at amortized cost	61,915	-
Bank loans measured at amortized cost	20,000	-
	$103,910	$-

f.	Derivatives and hedging:

Derivatives instruments not designated as hedging

The Company has foreign currency forward contracts designed to protect it from exposure to fluctuations in exchange rates, mainly of NIS and EUR, in respect of its trade receivables, trade payables and inventory. Foreign currency forward contracts are not designated as cash flow hedges, fair value or net investment in a foreign operation. These derivatives are not considered as hedge accounting. As of December 31, 2021 the fair value of the derivative instruments not designated as hedging was financial assets of $20 thousands. The open transactions for those derivatives were in an amount of $19,906 thousands.

Cash flow hedges:

As of December 31, 2021, the Company held NIS/USD hedging contracts (cylinder contracts) designated as hedges of expected future salaries expenses and for expected future purchases from Israeli suppliers.

The main terms of these positions were set to match the terms of the hedged items. As of December 31, 2021 the fair value of the derivative instruments designated as hedge accounting was an asset of $53 thousands. The open transactions for those derivatives were in an amount of $226 thousands.

Cash flow hedges of the expected salaries and suppliers expenses in December 31, 2021 was estimated as effective and accordingly a net unrecognized income was recorded in other comprehensive income in the amount of $303 thousands net. The ineffective portion were allocated to finance expense.

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

The Company’s agreements with part of its employees are in accordance with section 14 of the Israeli Severance Pay Law. Contributions made by the Company in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. The expenses for the defined benefit deposit in 2021, 2020 and 2019 were $1,023 thousands, $1,299 thousands and $1,102 thousands, respectively.

2.	Defined benefit plans:

The Company accounts for the payment of compensation as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in a long-term employee benefit fund and in qualifying insurance policies.

3.	Expenses recognized in comprehensive income (loss):

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands

Current service cost	$281	$264	$282
Past service cost(1)	415
Interest expenses, net	23	23	23
Total employee benefit expenses	716	287	305

Actual return on plan assets	$349	$35	$158

(1) During 2021 the Company paid employees an increased compensation due to downsizing program.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 18: - Employee Benefit Liabilities, NET (Cont.)

The expenses are presented in the Statement of Comprehensive income (loss) as follows

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands

Cost of revenues	$499	$195	$201
Research and development	90	45	62
Selling and marketing	62	22	16
General and administrative	65	25	26

	$716	$287	$305

4.	The plan liabilities, net:

	December 31,
	2021	2020
	U.S. Dollars in thousands

Defined benefit obligation	$5,434	$5,606
Fair value of plan assets	4,154	4,200
Total liabilities, net	$1,280	$1,406

5.	Changes in the present value of defined benefit obligation

	2021	2020
	U.S. Dollars in thousands

Balance at January 1,	$5,606	$5,058
Interest costs	84	84
Current service cost	281	264
Past service cost	415	-
Benefits paid	(1,309)	(102)
Demographic assumptions	10)	(3)
Financial assumptions	33)	(124)
Past Experience	149	33
Currency Exchange	165	396
Balance at December 31,	$5,434	$5,606

6.	Plan assets

a)	Plan assets

Plan assets comprise assets held by long-term employee benefit funds and qualifying insurance policies.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 18: - Employee Benefit Liabilities, NET (Cont.)

b)	Changes in the fair value of plan assets

	2021	2020
	U.S. Dollars in thousands

Balance at January 1,	$4,200	$3,789
Expected return	62	61
Contributions by employer	189	187
Benefits paid	(780)	(102)
Demographic assumptions	0	0
Financial assumptions	0	0
Past Experience	362	(29)
Currency exchange	121	294
Balance at December 31,	$4,154	$4,200

7.	The principal assumptions underlying the defined benefit plan

	2021	2020	2019
	%

Discount rate of the plan liability	3.1	1.8	2.8
Future salary increases	3.0	3.0	3.1

The sensitivity analyses below have been determined based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period.

In the event that the discount rate would be one percent higher or lower, and all other assumptions were held constant, the defined benefit obligation would decrease by $266 thousands or increase by $310 thousands, respectively.

In the event that the expected salary growth would increase or decrease by one percent, and all other assumptions were held constant, the defined benefit obligation would increase by $294 thousands or decrease by $252 thousands, respectively.

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

Through December 31, 2021, the Company accounted for as income all of the $45 million associated with the upfront and milestone payments from Takeda pursuant to the Distribution and License Agreements as amended. Prior to the October 2016 amendment of the Distribution Agreement, the net proceeds on account of the upfront the milestone payments received were recorded as deferred revenues and were recognized as revenues based on the actual sales of Glassia on a pro-rata basis. Following October 2016, the balance of the deferred revenues was recognized on a straight - line basis according to Takeda’s updated minimum purchase commitment through December 31, 2018, which was the term of the supply commitment period prior to the October 2016 amendment. Non- refundable revenues due to the achievement of milestones are recognized upon reaching the milestone.

On March 31, 2021, the Company entered into an amendment to the Technology License Agreement with Takeda with respect to Glassia. Pursuant to the amendment the Company will transfer to Takeda the GLASSIA U.S. Biologics License Application (BLA). In consideration for the BLA transfer, the Company will receive a $2 million payment from Takeda.

During 2021 the Company terminated the production and supply of GLASSIA to Takeda and Takeda initiated its own production of GLASSIA for distribution in the Territory. Accordingly, commencing 2022, Takeda will pay royalties to the Company as defined above.

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

b.	In November 2006, the Company entered into an agreement with PARI GmbH (“PARI”) in connection with a supply by PARI of a certain medical devise required for the development of the Company’s Inhaled AAT product. Pursuant to the agreement, the Company was licensed to use developments made by PARI. Furthermore, PARI will provide the Company certain quantities of devices for carrying out clinical trials, free of charge. In the event that the development is successful, and the underlining product obtains required marketing authorization, the Company will pay PARI royalties based on sales of the devices through the later of the device patents expiration period or 15 years from the first commercial sale of the Company’s the Inhaled AAT product.

On expiration of the royalty period, the license will become non-exclusive, and the Company shall be entitled to use the rights granted to it pursuant to the agreement without paying royalties or any other compensation. In addition, and according to a mechanism set in the agreement, PARI would be required to pay royalties to the Company of the total net sales of the device exceeding a certain amount, through the later of the device patents expiration period or 15 years from the first commercial sale of the Company’s Inhaled AAT product.

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

c.	In July 2011, the Company entered into a strategic collaboration agreement with Kedrion Biopharma (“Kedrion”) for clinical development, marketing, distribution and sales in the United States of the Company’s rabies immune globulin (Human) under the trade name KEDRAB. The product is manufactured and marketed by the Company in other countries under a different trade name KAMRAB. The Company obtained U.S marketing authorization from the FDA for KEDRAB in August 2017, and commercial launch of the product in the US was initiated in the beginning of 2018.

In October 2016 the parties entered into an amendment to the agreement pursuant to which the parties agreed to conduct a required post-marketing-commitment clinical study which was initiated in March 2017 and finalized during 2020. The cost of the study was equally shared between the parties.

In April 2020, the Company entered into a binding term sheet with Kedrion for the co-development, manufacturing and distribution of a human plasma-derived Anti-SARS-CoV-2  polyclonal immunoglobulin (IgG) product as a potential treatment for COVID-19 patients. The plasma-derived Anti-SARS-CoV-2 IgG product will be developed and manufactured utilizing the Company’s proprietary IgG platform technology. Pursuant to the agreed terms, Kedrion will provide plasma, collected at its U.S. plasma collection centers, from donors who have recovered from the virus and, upon receipt of regulatory approvals, will be responsible for commercialization of the product in the U.S., Europe, Australia, South Korea, United Kingdom, Switzerland and Norway. The Company is responsible for product development, manufacturing, clinical development, with Kedrion’s support, and regulatory submissions. The Company will also assume distribution responsibility in all territories outside of those Kedrion is responsible for. Marketing rights for the product in China will be shared by the parties. The binding term sheet shall remain in full force and effect until the definitive agreements are executed by the parties, or at the latest until June 30, 2021, unless early terminated by mutual agreement of the parties. As of December 31, 2021, the parties did not enter into a definitive agreement.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 19: - Contingent Liabilities and Commitments (Cont.)

d.	In July 2019, the Company entered into a 7-year Master Clinical Services Agreement with a third party for the provision of certain clinical research services and other tasks to be performed by such third party, in connection with the Company’s Phase III clinical study for its inhaled AAT product.

e.	In December 2019, the Company entered into a binding term sheet for a 12-year contract manufacturing agreement with Saol to manufacture CYOTGAM. Following the execution of the required technology transfer from the current manufacturer, and pending obtaining all required FDA approvals, the Company is expected to commence commercial manufacturing of the product in early 2023. As a result of the consummation of the Saol transaction as detailed below, which included the acquisition of all rights relating to CYTOGAM, the previous engagement with Saol with respect to this product expired.

On November 22, 2021, the Company entered into the Saol APA for the acquisition of a portfolio of four FDA-approved plasma-derived hyperimmune commercial products. The Product are CYTOGAM, HEPAGAM B, VARIZIG AND WINRHO SDF.

Under the terms of the APA, the Company paid Saol a $95 million upfront payment, and agreed to pay up to an additional $50 million of contingent consideration subject the achievement of sales thresholds for the period commencing on the Acquisition Date and ending on December 31, 2034. The Company may be entitled for up to $3 million credit deductible from the contingent consideration payments due for the years 2023 through 2027, subject to certain conditions as defined in the agreement between the parties.

In addition, the Company acquired inventory valued at $14.2 million and agreed to pay the consideration to Saol in ten quarterly installments of $1.5 million, each or the remaining balance at the final installment.

As part of the acquisition, the Company assumed certain of Saol’s liabilities for the future payment of royalties (some of which are perpetual) and milestone payments to third party subject to the achievement of corresponding CYTOGAM related net sales thresholds and milestones. The fair value of such assumed liabilities at the acquisition date was estimated at $47.2 million, which was calculated based on the Option Pricing Method (OPM), Monte Carlo Simulation, and discounted cash flow using a discount rate in the range of 2.25 % and11% and the volatility of 10.8-14.2%.

Such assumed liabilities include:

●	Royalties:10 % of the annual global net sales of CYTOGAM up to $25 million and 5 % of net sales that are greater than $25 million, in perpetuity; 2% of the annual global net sales of CYTOGAM in perpetuity; and, 8% of the annual global net sales of CYTOGAM for period of six years following the completion of the technology transfer of the manufacturing of CYTOGAM to the Company, subject to a maximum aggregate of $5 million per year and for total amount of $30 million throughout the entire six years period.

●	Sales milestones: $1.5 million in the event that the annual net sales of CYTOGAM in the United States market exceeds $18.8 million during the twelve months period ending June 30, 2022; and, $1.5 million in the event that the annual net sales of CYTOGAM in the United States market exceeds $18.4 million during the twelve months period ending June 30, 2023.

●	Milestone: $8.5 million upon the receipt of FDA approval for the manufacturing of CYTOGAM at Company’s manufacturing facility.

To partially fund the acquisition costs, the Company secured a $40 million financing facility from an Israeli bank which comprised of a $20 million five-year loan and a $20 million short-term revolving credit facility. Refer to Note 15

In connection with the acquisition, The Company entered into a transition services agreement with Saol, which defines the services and support to be provided by Saol to the Company for a defined period (including, U.S reporting, medical inquiries, transfer planning, logistics management, distribution and QC complaints). The term of the transition services agreement for most services is estimated between three to six months. The cost for services provided under the transition services agreement is based on the actual work to be performed by Saol, with monthly workload adjustments, and pass-through costs.

As of December 31, 2021, the Company recognized an asset in respect of costs of fulfilling contracts on the amount of $ 5,561 thousands. No amortization or impairment losses was recognized.

f.	In December 2019, the Company entered into an agreement with Alvotech, a global biopharmaceutical company, to commercialize Alvotech’s portfolio of six biosimilar product candidates in Israel, upon receipt of regulatory approval from the Israeli Ministry of Health (“IMOH”). Pursuant to the agreement the Company is obligated to pay Alvotech certain milestone payments to Alvotech, in advance of the launch of the six biosimilar in Israel. Subsequent to December 31, 2021, the agreement was extended to include additional two biosimilar products.

g.	On January 14, 2021, the Company entered into an agreement with undisclosed international pharmaceutical companies to commercialize one of the distribution products, in Israel. Pursuant to the agreement the Company is obligate to pay Royalties on the amount of 24% out of the Net revenue from the sale of the product in the Israeli market.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: - Guarantees and Charges

a.	The Company provided a bank guarantees in the amount of $ 287 thousands in favor of the lessor of its leased office facility in Rehovot, Israel, and for other obligation, as guarantee for meeting its obligations under the lease agreement.

b.

The Company pledged specific purchased asset as collateral against loan, in the original amount of NIS 1,000 thousand ($ 321 thousand) received to fund the purchase of such assets.

As of December 31, 2021, the loan balance is $38 thousand. See note 15.

c.	In connection with the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF from Saol, the Company secured $40,000 thousand of debt facility from an Israeli bank, the Company undertook not to create any first ranking floating charge over all or materially all of its property and assets in favor of any third party unless certain terms, as defined in the loan agreement has been satisfied.

Note 21: - Equity

a.	share capital

	December 31, 2021		December 31, 2020
	Authorized	Outstanding	Authorized	Outstanding
Ordinary shares of NIS 1 par value	70,000,000	44,799,794	70,000,000	44,742,963

b.	Movement in share capital:

Issued and outstanding share capital:

Number of
shares

Balance as of January 1, 2020	40,353,101

Issue of shares	4,166,667
Exercise of options into shares	164,867
Vesting of restricted shares	58,328
Balance as of December 31, 2020	44,742,963

Issue of shares	-
Exercise of options into shares	4,293
Vesting of restricted shares	52,538

Balance as of December 31, 2021	44,799,794

Ordinary shares of NIS 1 par value

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Equity (Cont.)

c.	Rights attached to Shares

Voting rights at the shareholders general meeting, rights to dividend, rights in case of liquidation of the Company and rights to nominate directors.

d.	Share options and restricted shares share units

During 2021 and 2020, 28,672 and 449,093 share options, respectively, were exercised, on a net exercise basis, into 4,293 and 164,867 ordinary shares of NIS 1 par value each and 52,538 and 58,328 restricted share units were vested, respectively. The total consideration from such exercise totaled $17 thousand for each of 2021 and 2020.

For additional information regarding options and restricted shares granted to employees and management in 2021, refer to Note 22 below.

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

Pursuant to the 2011 Plan, granted share options and RS generally vest over a four-year period following the date of the grant in 13 installments: 25% of the options vest on the first anniversary of the grant date and 6.25% options vest at the end of each quarter thereafter. As of 2020 granted share options and RS are vesting over fore equal annual installments of 25% of the granted options.

a.	Expense recognized in the financial statements

The share-based compensation expense that was recognized for services received from employees and Board of Directors members is presented in the following table:

	For the Year Ended December 31
	2021	2020	2019
	U.S. Dollar in thousands
Cost of revenues	$69	$244	$364
Research and development	79	184	254
Selling and marketing	34	39	63
General and administrative	347	510	482
Total share-based compensation	$529	$977	$1,163

b.	Share options granted:

During the year ended December 31, 2021, no grants of options or RS were made to the Company’s Chief Executive Officer (“CEO”), Board of Directors members, employees or management.

c.	Extension of exercise terms of stock option:

On October 12, 2021, the Company’s Board of Directors approved an extension of the exercise term of 88,900 outstanding options for one year period from October 27, 2021 till October 2022. The fair value of such term extension estimated based on the Binomial Model, is $47 thousands.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Share-Based Payment (Cont.)

e.	Change of Awards during the Year

The following table lists the number of share options, the weighted average exercise prices of share options and changes in share options grants during the year:

	2021		2020		2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In NIS		In NIS		In NIS

Outstanding at beginning of year	1,660,958	20.38	2,336,554	27.87	2,445,597	29.99
Granted	-	-	382,000	24.36	443,800	20.64
Exercised	(28,672)	16.93	(449,093)	18.49	(67,470)	32.30
Forfeited	(127,608)	20.29	(608,503)	51.68	(485,373)	16.98

Outstanding at end of year	1,504,678	20.65	1,660,958	20.38	2,336,554	27.87
Exercisable at end of year	1,067,363	19.78	799,640	18.97	1,412,023	33.17
The weighted average remaining contractual life for the share options		3.33		4.18		3.39

The range of exercise prices for share options outstanding as of December 31, 2021and 2020 were NIS 14.82- NIS 29.68. Exercise is by net exercise method.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Share-Based Payment (Cont.)

f.	The following table lists the number of RSs and changes in RSs grants during the year:

	Number of RSs
	2021	2020	2019

Outstanding at beginning of year	104,519	145,896	139,706
Granted	-	30,000	69,725
End of restriction period	(52,538)	(58,328)	(18,643)
Forfeited	(2,420)	(13,049)	(44,892)

Outstanding at end of year	49,561	104,519	145,896
The weighted average remaining contractual life for the restricted share	3.40	4.39	2.78

g.	Measurement of the fair value of share options:

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options since the options were granted to employees and Board of Directors members.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan:

	2021(1)	2020	2019
Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	-	30-55	23-41
Risk-free interest rate (%)	-	0.01 – 0.58	0.3 – 1.7
Contractual term of up to (years)	-	6.5	6.5
Exercise multiple	-	2	2
Weighted average share prices (NIS)	-	20.28-28.98	19.17-19.65
Expected average forfeiture rate (%)	-	1.9-5.9	2-6

(1)	During the year ended December 31, 2021, no grants of options or RS were made

Note 22: - Taxes on Income

a.	Tax laws applicable to the Company

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 23: - Taxes on Income (Cont.)

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, know -how and certain other intangible property rights (other than goodwill) used for development or promotion of the Industrial Enterprise in equal amounts over a period of eight years, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns, under certain conditions, with additional Israeli Industrial Companies under its control, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

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

The Company received a Tax Ruling from the Israeli Tax Authority that its activity is an industrial activity and the Company will be eligible for the status of a Privileged Enterprise, provided that it meets the requirements under the ruling. Pursuant to the Tax Ruling, the Year of Election was 2009. The Company obtained a subsequent Tax Ruling also noting 2012 as a Year of Election.

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

Amendment 73 to the Encouragement Law also prescribes special tax tracks for technological enterprises, which became effective in 2017, as follows: Preferred technological enterprise, which is defined in the Encouragement Law as a company that owns the enterprise and is a member of a group whose total consolidated revenues are less than NIS 10 billion in the tax year, will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).Special preferred technological enterprise which is a member of a group whose total consolidated revenues exceed NIS 10 billion in the tax year will be subject to tax at a rate of 6% on preferred income from the enterprise, regardless of the enterprise’s geographical location.Any dividends distributed to “foreign companies”, as defined in the Encouragement Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%, subject to the conditions prescribed in Section 51Z to the Encouragement Law.

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

On August 5, 2013, the Israeli parliament passed a Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), which consists of Amendment 71 to the Encouragement Law (“the Amendment”). According to the Amendment, the tax rate on preferred income from a Preferred Enterprise in 2014 and onwards will be 9% in Development Area A, and 16% elsewhere in Israel.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise’s earnings as above will be subject to tax at a rate of 20% from 2014 and onwards (or a reduced rate under an applicable double tax treaty). Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

In December 2016, the Israeli parliament amended the Investment Law. According to the amendment, effective from January 1, 2017 the tax rate on:

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

The Israeli corporate income tax rate was 24% in 2017 and 23% since 2018.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 23: - Taxes on Income (Cont.)

c.	Tax assessments

The Company has finalized tax assessments through the end of tax year 2016.

c.	Taxation of the subsidiaries:

Kamada Inc and Kamada Plasma LLC are incorporated in the United States and is subject U.S. Federal and State tax laws. The two subsidiaries are filling a joint tax return

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act reduces the corporate tax rate to 21% from 35%, among other things.

d.	Carry forward losses for tax purposes and other temporary differences

As of December 31, 2021, the Company has carried forward losses and other temporary differences in the amount of $ 33,023 thousands. Final tax assessments for the years 2017 onwards could have an impact on the balance of carry forward tax losses for which deferred tax asset was not recognized. As of December 31, 2021, The Company did not record deferred tax asset for the remaining carry forward losses due to estimation that their utilization in the foreseeable future is not probable.

e.	Uncertain tax positions

The Company analyzed uncertainty involving income taxes on its financial statements and whether it has any potential impact on the financial statements. As of December 31, 2021 and 2020, the application of IFRIC 23 did not have a material effect on the financial statements.

f.	Deferred taxes:

The Company initially recorded deferred tax assets for carry forward losses and other temporary differences, as their utilization in the foreseeable future is estimated to be probable. As of December 31, 2021, The Company did not record deferred tax asset for the remaining carry forward losses due to estimation that their utilization in the foreseeable future is not probable.

Deferred tax liabilities have not been recognized for the immaterial temporary differences associated with investments in subsidiaries because the disposal of these subsidiaries in the foreseeable future is not probable and because distributions of dividends by these companies are not subject to tax.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 23: - Taxes on Income (Cont.)

g.	Composition:

	Statements of financial position		Statements of profit or loss
	December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
	U.S Dollars in thousands
Deferred tax liabilities:

Financial assets measured at fair value through other comprehensive income	-	-
Revaluation of derivatives	-	-

Deferred tax assets:

Carryforward tax losses	-	-	-	(1,330)	(726)
Employee benefits	-	-

Deferred tax income (expenses)			-	(1,330)	(726)

Deferred tax assets, net	$-	$-

h.	Taxes on income

	Year ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands
Current taxes	$345	$95	$-
Deferred tax expenses (income)	-	1,330	726
Taxes in respect of prior years		-	4

Taxes on income	$345	$ 1,425	$730

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 23: - Taxes on Income (Cont.)

i.	Theoretical tax

2021

The reconciliation between the statutory tax rate and the effective tax rate as recorded in profit or loss, does not provide significant information, and therefore was not presented.

2019-2020

The table below represent the reconciliation between the statutory tax rate and the effective tax rate as recorded in profit or loss

	Year ended December 31,	Year ended December 31
	2020	2019
	U.S. Dollars in thousands	U.S. Dollars in thousands
Gain before taxes on income	$18,565	$22,981
Statutory tax rate	23%	23%
Tax calculated using the statutory tax rate	4,270	5,286

Increase (decrease) in taxes resulting from permanent differences - the tax effect:

Adjustment of deferred tax balances following a change in tax rates		(356)
Taxable income with preferred income tax rates by virtue of the Encouragement Law	(3,082)	(3,747)
Tax exempt income, income subject to special tax rates and nondeductible expenses and other	(303)	(105)
Difference between measurement basis of income/expenses for tax purposes and measurement basis of income/expenses for financial reporting purposes	441	-
Increase in unrecognized tax losses in the year	-	(352)
Prior year taxes	-	4
Other	99	-

Tax on income	$1,425	$730
Effective tax rate	7.7%	3.2%

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 24: - Supplementary Information to the Statements of Profit and Loss

a.	Additional information about revenues

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands

Revenues from major customers each of whom amount to 10% or more, of total revenues
Customer A(1)(2)	$31,936	$65,081	$68,138
Customer B(3)	12,357	13,793	14,454
Customer C(2)	11,947	18,290	16,369

	$56,240	$97,163	$98,961

(1)	For additional information regarding the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied, refer to note 19a.

(2)	Revenue is attributed to the Proprietary segment.

(3)	Revenue is attributed mainly to the Distribution segment.

b.	Revenues based on the location of the customers, are as follows:

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands

U.S.A and North America	$49,763	$84,949	$84,572
Israel	35,774	36,144	31,959
Europe	5,677	4,461	4,701
Latin America	9,127	6,867	3,792
Asia	3,167	766	2,067
Others	134	59	96
Total Revenue	$103,642	$133,246	$127,187

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 24: - Supplementary Information to the Statements of Profit and Loss (Cont.)

c.	Cost of goods sold

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands

Cost of materials (1)	$63,945	$54,745	$69,766
Salary and related expenses	17,486	17,957	16,941
Subcontractors	4,892	4,876	4,451
Depreciation and amortization	3,627	3,248	2,991
Energy	1,464	1,626	1,551
Other manufacturing expenses	1,298	575	712

	92,712	83,027	96,412
Decrease (increase) in inventories	(19,398)	2,667	(18,962)
Total Cost of goods sold	$73,314	$85,694	$77,450

(1)	costs of materials for the year ended December 31, 2021 includes $24,282 of inventory obtained in connection with the business combination. Refer to Note 5b for further detail on the business combination.

d.	Research and development

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands

Salary and related expenses	$5,076	$6,045	$5,897
Subcontractors	3,656	4,794	5,196
Materials and allocation of facility costs	1,896	1,682	966
Depreciation and amortization	616	725	663
Others	113	363	337

Total Research and development	$11,357	$13,609	$13,059

For additional information regarding government grant refer to Note 13(b)

e.	Selling and marketing

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands
Salary and related expenses	$1,930	1,639	1,467
Marketing support	136	144	103
Packing, shipping and delivery	912	750	504
Marketing and advertising	1,193	586	788
Registration and marketing fees	1,262	934	917
Others	845	465	591

Total Selling and marketing	$6,278	$4,518	$4,370

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 24: - Supplementary Information to the Statements of Profit and Loss (Cont.)

f.	General and administrative

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands

Salary and related expenses	$3,853	$3,870	3,475
Employees welfare	1,259	978	1,296
Professional fees and public company expense	4,982	3,055	2,162
Depreciation, amortization and impairment	875	779	717
Communication and software services	977	924	799
Others	690	533	745

Total General and administrative	$12,636	$10,139	$9,194

g.	Financial expense(income)

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands

Financial income
Interest income and gains from marketable securities	$295	$1,027	$1,146

Financial expense
Fees and interest paid to financial institutions	1,277	266	293

Financial income and (expense)
Derivatives instruments measured at fair value	(565)	(1,097)	(512)
Translation differences of financial assets and liabilities	358	(438)	(139)
Bond securities measured at fair value	-	102	(5)

Total Financial expense(income)	$(1,189)	$(672)	$197

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 25: - Income (loss) Per Share

a.	Details of the number of shares and income (loss) used in the computation of income (loss) per share

	Year Ended December 31,
	2021		2020		2019
	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Loss Attributed to equity holders of the Company
		U.S. Dollars in thousands		U.S. Dollars in thousands		U.S. Dollars in thousands
For the computation of basic income (loss)	44,771,766	$118	44,140,771	$17,140	40,320,888	$22,251
Effect of potential dilutive ordinary shares	130,177	-	449,107	-	260,739	-

For the computation of diluted income (loss)	44,901,943	$17,140	44,589,878	$17,140	40,581,627	$22,251

b.	The computation of the diluted income per share for the years ending December 31, 2021, 2020 and 2019 took into account the options and RSs due to their dilutive effect.

Note 26: - Operating Segments

a.	General

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 26: - Operating Segments (Cont.)

b.	Reporting on operating segments

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousands

Year Ended December 31, 2021
Revenues	$75,521	$28,121	$103,642
Gross profit	$27,327	$3,001	$30,328
Unallocated corporate expenses			(31,024)
Finance income, net			(1,189)

Income before taxes on income			$(1,885)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands

Year Ended December 31, 2020
Revenues	$100,916	$32,330	$133,246
Gross profit	$43,166	$4,386	$47,552
Unallocated corporate expenses			(28,315)
Finance income, net			(672)

Income before taxes on income			$18,565

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousand

Year Ended December 31, 2019
Revenues	$97,696	$29,491	$127,187
Gross profit	$45,271	$4,466	$49,737
Unallocated corporate expenses			(26,953)
Finance expense, net			197

Loss before taxes on income			$22,981

Note 27: - Balances and Transactions with Related Parties

a.	Balances with related parties

	December 31, 2021	December 31, 2020
	U.S. Dollars in thousands

Trade receivable	$1,295	$1,429
Other accounts payables	$101	$129

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 27: - Balances and Transactions with Related Parties (Cont.)

b.	Transactions with employed/directors that accounts as related parties

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands

Salary and related expenses to those employed by the Company or on its behalf	$-	$-	$311

Remuneration of directors not employed by the Company or on its behalf	$487	$506	$363

Number of People to whom the Salary and remuneration Refer:

Related and related parties employed by the Company or on its behalf	-	-	2
Directors not employed by the Company	9	9	7

Total Directors employed and not employed by the Company	9	9	9

c.	Transactions with key executive personnel (including non-related parties)

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands

Short-term benefits	$2,791	$3,237	$3,157
Share-based payment	255	457	506
Total	$3,046	$3,694	$3,663

d.	Transactions with related parties

	Year Ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands
Revenues	$5,356	$3,899	$2,566
Cost of Goods Sold	$51	$255	$13
Selling and marketing expenses	$0	$0	$257
General and administrative expenses	$227	$522	$447

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 27: - Balances and Transactions with Related Parties (Cont.)

e.	Terms of Transactions with Related Parties

Sales to related parties are conducted at market prices. Open account that have yet to be repaid by the end of the year by a related party bear no interest and their settlement will be in cash and certain balances are guaranteed by letter of credit. For the years ended December 31, 2021, 2020 and 2019, the Company recorded no allowance for doubtful accounts for trade receivable from related parties.

1.	On May 26, 2011, the Company entered into an amended agreement with Tuteur SACIFIA (“Tuteur”), a company registered in Argentina, currently under the control of the Hahn family. Such amended agreement revises and replaces the distribution agreement signed in 2001 between the Company and Tuteur in connection with the distribution of GLASSIA in Argentina and Paraguay. The amended agreement was made as an arm’s length transaction. On August 19, 2014, the Company entered into a subsequent amendment to the agreement, pursuant to which, the Company granted Tuteur distribution right in Argentina for its KAMRHO(D) product. In addition the distribution territory and expanded to include Bolivia.

Pursuant to the distribution agreement, Tuteur serves as the exclusive distributor of GLASSIA and KAMRHO(D), in Argentina, Paraguay and Bolivia. In 2016 the Board of Directors approved a marketing contribution funding to Tuteur for reimbursement of costs associated with marketing activities aimed to locating new patients and increasing the overall number of patients treated with GLASSIA in Argentina. Such funding was paid by the Company in each of 2016 and 2017. In addition, in 2016 and in 2017 the Board of Directors approved extending a price discount for KAMRHO(D) to Tuteur.

During 2018, a third amendment to the agreement was executed, which was effective as of July 1, 2018, pursuant to which the Company extended a price discount for GLASSIA. Pursuant to the third amendment Tuteur was obligated to issue bank guarantees to cover any future outstanding debt due to supply of products by the Company to Tuteur.

In May 2020, the Company and Tuteur entered into new agreement pursuant to which Tuteur serves as the exclusive distributor of GLASSIA and KAMRHO(D) IM and IV in Argentina, Paraguay, Bolivia and Uruguay. The agreement includes minimum annual purchase commitments by Tuteur for an initial 12 month period, with respect to sales of any products in territories where registration has been completed, commencing as of the effective date of the agreement and with respect to sale of any products in the other territories, commencing the first year following the registration of any such product in the applicable territory.

2.	On July 29, 2015 the Company entered into a distribution agreement with Khairi S.A. (“Khairi”), a company held, inter alia, by Mr. Leon Recanati, which was at the time the Chairman of the Company’s Board of Directors, and Mr. Jonathan Hahn, a director of the Company and his siblings, for the distribution of GLASSIA and KAMRHO(D) in Uruguay. The distribution agreement with Khairi was an arm’s length transaction. For the years ended on December 31, 2019, 2020 and 2021 there were no sales of product by the Company to Khairi. The agreement was expired on December 31, 2020.

3.	FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”) purchased on November 21, 2019 5,240,956 ordinary shares at a price of $6.00, representing 12.99%. On February 10, 2020, the Company closed a private placement with FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”), a then 12.99% stockholder of the Company. Pursuant to the private placement the Company issued 4,166,667 ordinary shares at a price of $6.00 per share, for an aggregate gross proceeds of $25,000 thousands. Upon closing of the private placement, the FIMI Funds ownership represents approximately 21% of the Company’s outstanding shares. Concurrently, the Company entered into a registration rights agreement with the FIMI Funds, pursuant to which the FIMI Funds are entitled to customary demand registration rights (effective six months following the closing of the transaction) and piggyback registration rights with respect to all shares held by FIMI Funds. Mr. Ishay Davidi, Ms. Lilach Asher Topilsky and Mr. Amiram Boehm, members of our board of directors, are executives of the FIMI Funds.

The following Israeli entities: Amnir recycling industries Ltd., Grafity office equipment marketing, G-one security solutions, Carmel Frenkel IND, and Oxygen & Argon works Ltd, Spider solutions ltd, Emet e&m computing who are controlled by or affiliated with the FIMI Funds, are currently engaged by the Company for the provision of certain services relating to its continuous operations in non-material amounts and in market prices.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 27: - Balances and Transactions with Related Parties (Cont.)

f.	CEO employment terms

On March 2020 the Company’s shareholders approved an amendment to the employment terms of the Company’s CEO, pursuant to which, the monthly gross salary will increased to NIS 88,000 (or $25,462), effective as July 1, 2019. On October 12, 2021 the Company’s Board of Directors approved an amendment to the employment terms of the Company’s CEO. Pursuant to the amendment the CEO monthly gross salary increased to NIS 92,400 (or $28,607), effective as of July, 1 2021.

During 2021 the Company accounted for a bonus accrual to the CEO in the amount of $89 thousands.

Note 28: - Events Subsequent to the Reporting Period

a.	Notice of Labor Dispute from Employee’s Committee

On March 3, 2022, during the course of the Company’s negotiations with the Histadrut - General Federation of Labor in Israel (the “Histadrut”) and the Employees’ Committee of Kamada’s Beit Kama production facility in Israel (the “Employee’s Committee”), on the extension of a collective bargaining agreement, the Employee’s Committee elected to declare a labor dispute.

In the event that the labor dispute will not be resolved within 15 days of its declaration, the Employee’s Committee may take further actions in the form of work sanctions and/or work stoppage.

In November 2018, the Company signed a collective bargaining agreement with the Histadrut and the Employees’ Committee, which expired on December 31, 2021. During recent weeks, the Company, the Histadrut and the Employees Committee have been negotiating the renewal of the collective bargaining agreement. While significant progress has been achieved throughout the course of the negotiations, the parties have not reached an agreement to date.

The Company cannot currently predict how the dispute will develop, whether additional actions will be taken by the Employee’s Committee or the Histadrut, or whether the labor dispute will have an effect on the Company’s financial results. However, at this time, the Company does not anticipate that actions taken will have a material effect on its ability to continue the supply of its products to the market, including those recently acquired four IgG commercial products.

b.	Grant of options to the purchase ordinary shares of the Company to employees, executive officers, CEO and Board of Directors members

On February 28, 2022, the Company’s Board of Directors approved the grant of options to purchase up to 1,575,050, 400,000 and 270,000 ordinary shares of the Company to employees and executive officers, CEO and Board of Directors members, respectively.

The grant of options to the CEO and the Board of Directors members are subject to the approval of the General Meeting of Shareholders that is expected to take place during 2022.