Form 20-F
period 2022-12-31
KAMADA LTD
filed 2023-03-15
CIK 1567529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, the Registrant had 44,832,843 Ordinary Shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management in light of the information currently available to it. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but without limitation, “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “target”, “likely”, “may”, “will”, “would”, or “could”, or other words, expressions or phrases of similar substance or the negative thereof. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

●	our continued focus on driving profitable growth through expanding our growth catalysts which include: investment in the commercialization and life cycle management of our commercial Proprietary products led by CYTOGAM and KEDRAB sales in the U.S. market; continue growing our Proprietary hyper-immune – portfolio’s revenues in existing and new geographic markets through registration and launch of the products in new territories; expanding sales of GLASSIA in ex-U.S. markets; generating royalties from GLASSIA sales by Takeda; expanding our plasma collection capabilities in support of our growing demand for hyper-immune specialty plasma as well as sales of normal source plasma to the market; continued increase of our Distribution segment revenues specifically through launching the eleven biosimilar products in Israel; and leveraging our U.S. Food and Drug Administration (“FDA”)-approved hyperimmune immunoglobulins (“IgG”) platform technology, manufacturing, research and development expertise to advance development and commercialization of additional product candidates including our Inhaled Alpha-1 antitrypsin (“AAT”) product candidate and identify potential commercial partners for this product;

●	our current exception to generate fiscal year 2023 total revenues at a range of $138 million to $146 million and EBITDA in the range of $22 million to $26 million; and that the mid- range points of the projected 2023 revenue and EBITDA forecast would represent a 10% and 35% growth over fiscal year 2022, respectively;

●	our belief that sales of CYTGOM and KEDRAB in the U.S. market will continue to increase in the coming years and will be a major growth catalyst for the foreseeable future;

●	our expectation to receive FDA approval for manufacturing of CYTOGAM and initiate commercial manufacturing of the product in our manufacturing facility in Beit Kama, Israel by mid 2023;

●	our expectation to receive the Canadian health authorities' approval for manufacturing of CYTOGAM in our manufacturing facility in Beit Kama, Israel by the third quarter of 2023;

●	our expectation that based on current GLASSIA sales in the U.S. and forecasted future growth, we will receive royalties from Takeda in the range of $10 million to $20 million per year for 2023 to 2040;

●	our expectation to supply CYTOGAM, HEPAGAM, VARIZIG and WINRHO SDF to Canadian Blood Services (CBS) for an additional three years, commencing on April 1, 2023, for an approximate total value of $22 million;

●	our expectation that VARIZIG's supply to Pan American Health Organization (“PAHO”) will continue through the first half of 2023;

●	our expectation to continue manufacturing HEPAGAM B, VARIZIG and WINRHO SDF at Emergent BioSolutions Inc. (“Emergent”) in the foreseeable future, and, upon decision to do so, initiate in parallel a technology transfer project for transitioning the manufacturing of these products to our manufacturing facility in Beit Kama, Israel, subject to executing a new amended manufacturing services agreement with Emergent covering operational aspects and the technology transfer related services and scope, and our anticipation that if initiated, such a technology transfer may be completed within four to five years;

●	our intention to expand our Proprietary plasma-derived products business, including that of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF, by maximizing the market potential of our existing Proprietary products portfolio;

●	our expectation that, subject to European Medicines Agency (“EMA”) and subsequently the Israeli Ministry of Health (“IMOH”) approvals, we will launch in Israel eleven biosimilar products through 2028 and that sales generated by the launch of the biosimilar products portfolio will become a major growth catalyst, and our estimate that the potential aggregate peak revenues, achievable within several years of launch, generated by the distribution of all eleven biosimilar products will be approximately $40 million annually;

●	our ability to procure adequate quantities of plasma and fraction IV from our suppliers, which are acceptable for use in our manufacturing processes;

●	our plans to significantly expand our hyperimmune plasma collection capacity by investing in our plasma collection center in Beaumont, Texas, and leveraging our FDA license to establish a network of new plasma collection centers in the United States, with the intention to collect normal source as well as hyperimmune specialty plasma required for manufacturing of some of our other Proprietary products including KEDRAB/KAMRAB during 2023; and our expectation that the expansion of our plasma collection capabilities will allow us to better support our plasma needs as well as generate additional revenues through sales of collected normal source plasma;

●	our intention to seek new long-term supply agreements for hyper-immune plasma with additional plasma-collection companies;

●	our intention to enhance our current manufacturing capabilities;

●	our intention to implement staff reductions when needed in order to adjust to lower plant utilization;

●	our expectations regarding the potential market opportunities for our products and product candidates;

●	our belief that the acquired inventory of CYTOGAM which we acquired from Saol is sufficient to meet market demand through the second part of 2023;

●	our belief that the administration of CYTOGAM together with the available antivirals may provide additional protection in preventing cytomegalovirus (“CMV”) disease for certain high-risk transplant populations, such as lung and heart transplant;

●	our belief that there is an under-utilization of CYTOGAM as prophylaxis to CMV in high risk populations within Solid Organ Transplants ("SOT") due to a lack of new data and awareness regarding the benefits of combination CYTOGAM and antiviral therapy, and by addressing these deficits, higher usage rates can be supported;

●	our intention to seek registration of CYTOGAM in various other territories as well as explore label expansion of CYTOGAM to be used in other indication;

●	our belief that anti-rabies products based on equine serum are inferior to products made from human plasma;

●	our belief that the exit of Sanofi S.A. from the U.S anti-Rabies IgG market, as well as some additional international markets, creates an opportunity for us to expand KEDRAB’s U.S. market share;

●	our belief that as WINRHO SDF is the only Rho (D) product positioned in the U.S. for ITP, and that maintaining awareness of the product will continue to support ongoing usage rates;

●	our belief that given the expected continued increase in liver transplants in ex-U.S. countries, and with our planned direct marketing efforts HEPAGAM usage may grow;

●	our expectation to launch and sell GLASSIA in some of the additional countries where it is currently registered during 2023-2024;

●	our belief that our relationships with our strategic partners, including with Kedrion, Takeda and PARI, will continue without disruption;

●	our belief that we will be able to register our proprietary products, including CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF, in additional countries where they are not currently registered, and our belief that this would lead to additional sales worldwide;

●	our belief that we will be able to continue to meet our customers demand for our proprietary products;

●	our expectations regarding the potential actions or inactions of existing and potential competitors of our products, including our belief that there will be no new supplier of AAT by infusion in the U.S. market in the near future;

●	our expectation that key U.S. physicians will publish new clinical data related to our portfolio, and our belief that the educational symposiums that they conduct will have a positive impact on the understanding of our portfolio and thereby contributing to continued growth in demand;

●	the legislation or regulation in countries where we sell our products that affect product pricing, reimbursement, market access or distribution channels may affect our sales and profitability;

●	our projection that changes in the product sales mix and geographic sales mix may have an effect on our sales and profitability;

●	our expectation of launching one of Alvotech's biosimilar products in Israel during 2023 and two others during 2024, and that following receipt of the EMA marketing approval by Alvotech, and subject to subsequent approval by the IMOH, the remaining Alvotech products will be launched in Israel through 2028;

●	our expectation of launching three additional biosimilar products of two undisclosed international pharmaceutical companies in Israel through 2026;

●	our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates;

●	our belief that the market opportunity for AAT products for the treatment of AATD will continue to grow;

●	our expectation that the AATD's diagnosis will continue to increase going forward as awareness of AATD increases;

●	our plan to continue to develop our pipeline, primarily focusing on the pivotal Phase 3 InnovAATe clinical trial of Inhaled AAT for the treatment of Alpha-1 Deficiency (AATD) and to explore new strategic business development opportunities;

●	our ability to attract partners for development programs for Inhaled AAT for AATD in the United States and the European Union, and to maintain such partnerships, if we decide to pursue such direction, as well as the impact on our business resulting from such partnerships, or from a failure to form such partnerships or fully realize the benefits of such partnerships;

●	our intention to meet with the FDA and EMA during the first half of 2023 to discuss the InnovAATe clinical trial progress and potential opportunities to shorten the regulatory pathway;

●	our belief that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby decreasing the need for clinic visits or nurse home visits and reducing medical costs;

●	our belief that Inhaled AAT for AATD will enable us to treat significantly more patients from the same amount of fraction IV and production capacity and therefore increase our profitability;

●	our belief that the inhaled formulation of AAT would be more effective in reducing inflammation of the lung tissue and inhibiting the uncontrolled neutrophil elastase that causes the breakdown of the lung tissue and emphysema;

●	our intention to conduct a sub-study in North America in which approximately 30 patients will be evaluated for the effect of ADA on AAT levels in plasma with Inhaled AAT and IV AAT treatments;

●	our ability to obtain and/or maintain regulatory approvals for our products and new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

●	our ability to maintain compliance with government regulations and licenses;

●	our intention to vigorously defend ourselves against any claims if and when they arise from the matters of the termination of the distribution agreement in Russia and Ukraine;

●	our belief that our current cash and cash equivalents and expected future cash to be generated by our operational activities will be sufficient to satisfy our liquidity requirements for at least the next 12 months;

●	our expectation that our capital expenditures will increase in the coming years mainly due to the planned expansion of our plasma collection operations as well as potentially to facilitate the transition of manufacturing of HEPGAM B, VARIZIG and WINRHO SDF to our manufacturing facility in Beit Kama, Israel;

●	our expectations to pay approximately $24.9 million on account of contingent consideration, inventory related liability and the assumed liabilities, during the next 12 months;

●	our ability to obtain and maintain protection for the intellectual property, trade secrets and know-how relating to or incorporated into our technology and products;

●	our expectations regarding our ability to utilize Israeli tax incentives against future income; and

●	our expectations regarding taxation, including that we will not be classified as a passive foreign investment company for the taxable year ending December 31, 2023.

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

The audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included in this Annual Report have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”). None of the financial information in this Annual Report has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.519, the exchange rate published by the Bank of Israel as of December 31, 2022.

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

D. Risk Factors

Our business, liquidity, financial condition, and results of operations could be adversely affected, and even materially so, if any of the risks described below occur. As a result, the trading price of our securities could decline, and investors could lose all or part of their investment. This Annual Report including the consolidated financial statements contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated, as a result of certain factors, including the risks facing the Company as described below and elsewhere in the Annual Report. You should carefully consider the risks and uncertainties included herewith. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Material risks that may affect our business, operating results and financial condition include, but are not necessarily limited to, those relating to:

●	Our business is currently highly concentrated on our two leading products, CYTOGAM and KEDRAB, as well as on royalty income generated from GLASSIA sales by Takeda. Any adverse market event with respect to such products and income would have a material adverse effect on our business and financial condition.

●	A significant portion of our net revenue has been and will continue to be driven from sales of our proprietary products, and in our largest geographic region, the United States. Any adverse market event with respect to some of our proprietary products or the United States would have a material adverse effect on our business.

●	Our ability to maintain and expand sales of our commercial products portfolio in the U.S. and ex-U.S. markets is critical to our profitability and financial stability

●	We have excess manufacturing plant capacity in our manufacturing facility, which may result in reduction in operating profits, if not effectively managed.

●	We recently established our U.S. plasma collection operations and have invested and intend to continue to invest in expanding this activity in order to reduce our dependency on third-party suppliers in terms of plasma supply needs as well as to generate sales from commercialization of collected normal source plasma, and our ability to successfully expand this operation is important to support our future growth and profitability.

●	We have several product development candidates, including our Inhaled AAT for AATD, as well as several other early-stage development projects. There can be no assurance that the development activities associated with these products will materialize and result in the FDA, EMA or any other relevant agencies granting us marketing authorization for any of these products.

●	In our Proprietary Products segment, continued availability of CYTOGAM is dependent on FDA approval of the technology transfer of its manufacturing to our manufacturing facility in Beit Kama, Israel as well as our ability to maintain continuous plasma supply.

●	In our Proprietary Products segment, we rely on Kedrion for the sales of our KEDRAB product in the United States, and any disruption to our relationships with Kedrion would have an adverse effect on our future results of operations and profitability.

●	We rely in large part on third parties for the sale, distribution and delivery of our products, and any disruption to our relationships with these third-party distributors would have an adverse effect on our future results of operations and profitability.

●	In our Proprietary Product segment, we rely on Contract Manufacturing Organizations (“CMO”) to manufacture some of our products and any disruption to our relationship with such manufacturers would have an adverse effect on the availability of products, our future results of operations and profitability.

●	Our Proprietary Product segment operates in a highly competitive market.

●	We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products that meet the regulatory requirement of the FDA, EMA, Health Canada or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of the source plasma or plasma derivatives were to raise significantly.

●	Our Distribution segment is dependent on a few suppliers, and any disruption to our relationship with these suppliers, or their inability to supply us with the products we sell, in a timely manner, in adequate quantities and/or at a reasonable cost, would have a material adverse effect on our business, financial condition and results of operations.

●	Laws and regulations governing the conduct of international operations may negatively impact our development, manufacture and sale of products outside of the United States and require us to develop and implement costly compliance programs.

●	If our manufacturing facility in Beit Kama, Israel were to suffer a serious accident, contamination, force majeure event (including, but not limited to, a war, terrorist attack, earthquake, major fire or explosion etc.) materially affecting our ability to operate and produce saleable plasma-derived protein therapeutics, all of our manufacturing capacity could be shut down for an extended period.

●	Our business and operations would suffer in the event of computer system failures, cyber-attacks on our systems or deficiency in our cyber security measures.

●	Our success depends in part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property relating to or incorporated into our technology and products, including the patents protecting our manufacturing process.

●	We have incurred significant losses since our inception and while we were profitable in the three years ended December 31, 2020, we incurred operating losses in the last two fiscal years and may not be able to achieve or sustain profitability.

●	Our business requires substantial capital, including potential investments in large capital projects, to operate and grow and to achieve our strategy of realizing increased operating leverage. Despite our indebtedness, we may still incur significantly more debt.

●	Our share price may be volatile.

●	Conditions in Israel could adversely affect our business.

Risks Related to Our Business

Our business is currently highly concentrated on our two leading products, CYTOGAM and KEDRAB, as well as on royalty income generated from GLASSIA sales by Takeda. Any adverse market event with respect to such products and income would have a material adverse effect on our business and financial condition.

Our business currently relies on the sales of CYTOGAM, our Cytomegalovirus Immune Globulin Intravenous (Human) (CMV-IGIV), and KEDRAB, our Human Rabies Immune Globulin (HRIG), as well as royalty income on sales of GLASSIA, our intravenous AAT product, by Takeda. Revenue from sales of these products and royalties comprised approximately 17%, 13% and 9%, respectively (39% in total), of our total revenues for the year ended December 31, 2022.

In the event that CYTOGAM or KEDRAB were to lose significant sales or were to be substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if these products were to become the subject of litigation and/or an adverse governmental action or ruling causing us to cease the manufacturing, export or sales of these products, our business and financial condition would be adversely affected.

We are entitled to royalty payments from Takeda on GLASSIA sales in the United States (as well as in Canada, Australia and New Zealand to the extent GLASSIA will be approved and sales will be generated in these other markets) at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. For the period between March and December 2022, we accounted for $12.2 million of sales-based royalty income from Takeda, and based on forecasted future growth, we project receiving royalties from Takeda in the range of $10 million to $20 million per year from 2023 to 2040. However, any reduction in sales of GLASSIA by Takeda or should Takeda reduce its manufacturing and marketing of GLASSIA for any reason (including but not limited to inability to adequately or sufficiently manufacture GLASSIA, regulatory limitations, difficulties in marketing, reduction in market size, or changes in corporate focus), our future expected royalty income from Takeda’s sales of GLASSIA would be adversely impacted, which would have an adverse effect on our revenues and profitability.

A significant portion of our net revenue has been and will continue to be driven from sales of our proprietary products, and in our largest geographic region, the United States. Any adverse market event with respect to some of our proprietary products or the United States would have a material adverse effect on our business.

A significant portion of our revenues has been, and will continue to be, derived from sales of our proprietary products, including those of CYTOGAM, KEDRAB, HEPGAM B, VARIZIG, WINRHO SDF and GLASSIA, as well as royalty income from GLASSIA sales by Takeda. Revenue from our Proprietary products comprised approximately 79%, 73% and 76% of our total revenues for the years ended December 31, 2022, 2021 and 2020, respectively. If some of our proprietary products were to lose significant sales or were to be substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if these products were to become the subject of litigation and/or an adverse governmental action or ruling causing us to cease the manufacturing, export or sales of these products, our business and financial condition would be adversely affected.

A significant portion of our sales and income are generated in the United States and comprised approximately 51%, 48% and 63% of our total revenues for the years ended December 31, 2022, 2021 and 2020, respectively. If our sales or income generated in the United States were significantly impacted by material changes to government or private payor reimbursement, other regulatory developments, competition or other factors, then our business and financial condition would be adversely affected.

Our ability to maintain and expand sales of our commercial products portfolio in the U.S. and ex-U.S. markets is critical to our profitability and financial stability.

Our Proprietary commercial products portfolio, comprising of CYTOGAM, KEDRAB, WINRHO SDF, VARIZIG, HEPGAM B and GLASSIA, as well as KAMRAB, KAMRHO (D) and two types of equine-based anti-snake venom (ASV) products, are currently distributed in the U.S. market, where we market and distribute some of these products directly based on our sales and marketing personnel, and in approximately 30 additional ex-U.S. international markets, including the Middle East and North Africa (“MENA”) region, where we had little to no prior sales and operational experience. While we intend to leverage our existing strong international distribution network to grow our commercial revenue in the existing markets in which we sell our products, we also plan to expand to geographic markets in which these products are not currently sold, and we may not be successful in developing additional markets for these products.

Our ability to successfully maintain and expand our recently established U.S. based commercial and distribution infrastructure, maintain and expand ex-U.S. commercialization, is critical for our future growth, profitability and financial stability. Given our limited prior experience in some of the required activities and responsibilities, including operation of direct sales in the U.S. market, knowledge and experience in the MENA region, as well as other operational, technical, regulatory, financial and compliance challenges, we may not be able to continue to expand our existing commercial operation, which may materially adversely affect the operating results of our business as well as our financial condition.

We have excess manufacturing plant capacity in our manufacturing facility, which may result in a reduction in operating profits, if not effectively managed.

Following the transition of GLASSIA manufacturing to Takeda in 2021, we have been and may continue to be affected by reduced efficiency of our manufacturing facility, which resulted and may continue to result in increased manufacturing costs per vial, reduced gross profitability and potential operating losses. We plan to utilize the excess manufacturing capacity in our manufacturing plant to manufacture our proprietary products, including KEDRAB/KAMRAB and GLASSIA (which are currently manufactured in our facility) and CYTOGAM (subject to obtaining required regulatory approval). We are also currently manufacturing at our plant small quantities of KAMRHO and anti-snake venom products as well as clinical lots needed for the Inhaled AAT clinical study. We might also potentially in the future use the existing capacity for the manufacturing of HEPGAM B, VARIZIG and WINRHO SDF, which would be subject to a technology transfer and regulatory approvals and the execution of a new revised contract manufacturing agreement with Emergent. We may also consider utilizing our plant in the future for the manufacturing of products for other companies as a contract manufacturing organization (CMO). While we have the knowhow and expertise to support the manufacturing of additional products in our facility, we may not be able to complete required technology transfers or obtain required regulatory approvals in the expected timeline, or at all. Further, while we are capable of increasing the manufacturing capacity at our facility, there is no assurance that there will be increased market demand for these products at a profitable market price in the markets in which we distribute our products or other markets. The manufacturing of excess quantities of products, which may not be sold due to lower demands, may result in the need to write-down the value of inventories, which may result in significant operating losses. See also “—Manufacturing of new plasma-derived products in our manufacturing facility requires a lengthy and challenging development project and/or technology transfer project as well as regulatory approvals, all of which may not materialize.”

While we would expect to implement staff reductions when needed in order to adjust to lower plant utilization, the risk of not adequately adjusting to lower plant utilization could result in inefficiencies, reduced profitability or operating losses. Staff reductions have in the past, and may in the future, require us to pay excess severance compensation and may lead to labor disputes and strikes, which could affect our ability to continue to manufacture products and may lead to increased costs, reduced profitability and operating losses. For labor related risk see “—We have entered into a collective bargaining agreement with the employees’ committee and the Histadrut (General Federation of Labor in Israel), and we have incurred and could in the future incur labor costs or experience work stoppages or labor strikes as a result of any disputes in connection with such agreement.”

Failure to adequately or timely adapt our manufacturing volume or our CMOs supplies as needed may lead to an inability to supply products, may have an adverse effect on our business and could cause substantial harm to our business reputation and result in breach of our sales agreements and the loss of future customers and orders.

We recently established our U.S. plasma collection operations and have invested, and intend to continue to invest, in expanding this activity in order to reduce our dependency on third-party suppliers in terms of plasma supply needs as well as to generate sales from commercialization of collected normal source plasma, and our ability to successfully expand this operation is important to support our future growth and profitability.

In March 2021, we acquired the plasma collection center of B&PR in Beaumont, Texas, which primarily collects hyper-immune plasma used in the manufacture of our KAMRHO (D). We are in the process of significantly expanding our hyperimmune plasma collection capacity in this center. We registered with the FDA the collection of hyper-immune plasma to be used in the manufacture of KEDRAB/KAMRAB and plan to start collections of such plasma during 2023. We also intend to leverage our experience with plasma collection to establish additional plasma collection centers in the United States, with the intention of collecting normal source plasma, as well as hyper-immune specialty plasma required for manufacturing of our proprietary products. To that end, during March 2023, we entered into a lease for a new plasma collection center in Uvalde, Houston, Texas and expect to commence operations at the new center following the completion of its construction and obtaining the required regulatory approvals.

However, given our limited prior experience in managing plasma collection operations, the operational, technical, and regulatory challenges in establishing and maintaining plasma collection operations, as well as the challenges in screening locations, in negotiating the lease and other third party agreements required for the ongoing operations of the centers, the financial investment required to expand our collection capabilities and open new collection centers and the management of an expanded scope of plasma collection operations, we may not be able to realize our investment and the anticipated benefits of such activities. Further, we may not be able to adequately collect sufficient quantities of plasma through our plasma collection operations to support our plasma sourcing needs, which will result in continued dependency on third party suppliers; and even if we are successful in collection sufficient quantities, there can be no assurance that we will be able to reduce the cost of plasma through our collection operations, as compared to costs associated with procuring plasma from third parties. In addition, there could be no assurance that we will be able to collect adequate quantities of normal source plasma as well as secure supply agreements with customers at adequate prices See also “—We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA, Health Canada or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of the source plasma or plasma derivatives were to raise significantly”; and “—We may in the future engage in additional strategic transactions to acquire or sell assets, businesses, products or technologies or engage in in-license or out-license transactions of products or technologies or form collaborations that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt, or cause us to incur significant expense.”

We have several product development candidates, including our Inhaled AAT for AATD as well as several other early stage development projects. There can be no assurance that the development activities associated with these products will materialize and result in the FDA, EMA or any other relevant agencies granting us marketing authorization for any of these products.

We are engaged in research and development activities with respect to several pharmaceutical products candidates, including Inhaled AAT for AATD, which is our lead product development candidate.

During December 2019, the first patient was randomized in Europe into our pivotal Phase 3 InnovAATe clinical trial evaluating the safety and efficacy of our proprietary Inhaled AAT therapy for the treatment of AATD. The study was initiated following extensive discussions with both the FDA and EMA regarding the trial’s design as well a thorough analysis of a prior pivotal Phase 2/3 clinical trial for Inhaled AAT for AATD conducted in Europe, which did not meet its primary or other pre-defined efficacy endpoints, and a prior Phase 2 clinical trial conducted in the U.S which met its pharmacokinetic endpoint. In addition to the pivotal study and based on feedback received from the FDA regarding anti-drug antibodies (“ADA”) to Inhaled AAT, we intend to concurrently also conduct a sub-study in North America in which approximately 30 patients will be evaluated for the effect of ADA on AAT levels in plasma with Inhaled AAT and IV AAT treatments. While a recent routine and planned meeting of the independent Data and Safety Monitoring Board (“DSMB”) supported an expansion to the inclusion criteria of the trial and recommended it continue without modification, there can be no assurance that we will be able to complete this trial successfully or that the trial results will be sufficient for obtaining FDA and EMA approval. See also “As a result of the COVID-19 pandemic we encountered delays in patient recruitment into our pivotal Phase 3 InnovAAT clinical study conducted at a first study site in Europe and it impacted our ability to open additional study sites in the United States and Europe. COVID-19 may in the future affect our ability to conduct the study.”

In addition, we are currently engaged in the early stage development of other product candidates, including a recombinant AAT product candidate, and in 2022, we initiated three additional early-stage development programs, all of which are associated with plasma derived product candidates. There can be no assurance that the development activities associated with these products will materialize and result in the FDA, EMA or any other relevant agencies granting us marketing authorization for any of these products. For additional information, see — “Item 4. Information on the Company — Our Development Product Pipeline.”

There can be no assurance that the development activities associated with these products will materialize and result in the FDA, EMA or any other relevant agencies granting us marketing authorization for any of these products. See also “—Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results” and “—If we are unable to successfully introduce new products and indications or fail to keep pace with advances in technology, our business, financial condition and results of operations may be adversely affected.”

We may in the future engage in additional strategic transactions to acquire or sell assets, businesses, products or technologies or engage in in-license or out-license transactions of products or technologies or form collaborations that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt, or cause us to incur significant expense.

As part of our business development strategy, we have in the past, and may in the future engage in strategic transactions to acquire or sell assets, businesses, or products; or otherwise engage in in-licensing our out-licensing transactions with respect to products or technologies; or enter into other strategic alliances or collaborations. We may not identify additional suitable transactions, or complete such transactions in a timely manner, on a cost-effective basis, or at all. Moreover, we may devote resources to potential opportunities that are never completed, or we may incorrectly judge the value or worth of such opportunities. Even if we successfully execute a strategic transaction, we may not be able to realize the anticipated benefits of such transaction, may incur additional debt or assume unknown or contingent liabilities in connection therewith, and may experience losses related to our investments or dispositions. Integration of an acquired company or assets into our existing business or a transition of an asset to an acquirer or partner may not be successful and may disrupt ongoing operations, require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, and require management resources that would otherwise focus on developing our existing business. Even if we are able to achieve the long-term benefits of a strategic transaction, our expenses and short-term costs may increase materially and adversely affect our liquidity. Any of the foregoing could have a material effect on our business, results of operations and financial condition.

The COVID-19 pandemic may continue to impact our business, operating results and financial condition.

The outbreak of the COVID-19 pandemic in January 2020 and its spread throughout the world has led to a global health and economic crisis and had an effect on most of the countries in the world. In response, governments around the world, including Israel, announced defensive measures such as restrictions on travel between countries, isolation measures and limitations on gatherings and movement, lockdowns, restrictions on operating private businesses and government and municipal services. Commencing in the second quarter of 2021, the Israeli economy showed an evident trend of recovery from the COVID-19 crisis as a result of the high vaccination rate of the population, which made it possible to ease travel restrictions at various destinations around the world and to return to normal business activity. The trend of recovery continued to increase, and it appears that the effect of the COVID-19 pandemic in Israel and in many other places around the world is fading. While we maintained ongoing operations with no material affect during the pandemic to date and believe that we will be able to continue operating normally in the future, there is still some level of uncertainty regarding the reinstatement of restrictions as a result of the discovery of additional coronavirus variants and fear of further spread.

The COVID-19 pandemic and the volatile global economic conditions stemming from it may precipitate or amplify the other risks described in this “Risk Factors” section of this Annual Report, which could materially adversely affect our business, operations and financial conditions and results from operations.

Risks Related to Our Proprietary Products Segment

Sales of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF in the U.S. market are critical in order to support future growth, future results of operations and profitability.

Sales of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SD in the U.S. market represented approximately 30% of our Proprietary Product segment sales for the year ended December 31, 2022. Following the acquisition of these products in November 2021, we established a U.S. based commercial and sales team which gradually assumed the U.S. commercial responsibility for these products. Such activities included hiring employees with relevant U.S. commercial experience, engaging wholesalers, customers, and a U.S. third-party logistics (“3PL”) provider, and understanding market landscape and trends for these products through market research and discussions with physicians and key opinion leaders, as well as medical affairs activities which include educating physicians, supporting medical publications and collecting new clinical data associated with these products.

However, given our limited prior experience in directly managing U.S. commercial and medical operations and the operational, technical and regulatory challenges in maintaining such activity, as well as the significant costs involved in such operations, we may not be able to realize the anticipated benefits of such activities, and may not be able to adequately maintain or expand market demand and continued product sales, which may result in significant reduction in sales, increased operating costs and reduced profitability.

See “— Our ability to maintain and expand sales of our commercial products portfolio in the U.S. and ex-U.S. markets is critical to our profitability and financial stability.” See also – “Item 4. Information on the Company — Proprietary Products Segment.”

Continued availability of CYTOGAM is dependent on FDA approval of the technology transfer of its manufacturing to our manufacturing facility in Beit Kama, Israel as well as our ability to maintain continuous plasma supply.

As part of the acquisition of the four FDA approved plasma-derived hyperimmune commercial products from Saol, we acquired inventory of CYTOGAM which is sufficient to meet market demand through the second part of 2023. During 2019, pursuant to an earlier engagement with Saol, we initiated technology transfer activities for transitioning CYTOGAM manufacturing to our manufacturing facility in Beit Kama, Israel. As a result of the consummation of the IgG portfolio acquisition, which included the acquisition of all rights relating to CYTOGAM, the previous contract manufacturing engagement with Saol with respect to this product expired. During December 2022, we submitted a prior approval supplement (“PAS”) to the FDA for approval to manufacture CYTOGAM at the Beit Kama facility and subject to the results of an FDA audit of our facility, we expect to receive FDA approval for manufacturing of CYTOGAM and initiate commercial manufacturing of the product by mid-2023. A similar application to the Canadian health authorities was submitted in January 2023, with approval expected by the third quarter of 2023. Failure to obtain the required regulatory approvals, in a timely manner, may affect product availability, result in a decrease in sales and a deterioration in our market position, and could have an adverse effect upon our sales, margins and profitability.

As part of the initiation of the CYTOGAM technology transfer process, we engaged Prothya Biosolutions Belgium (“Prothya”) as a third-party contract manufacturer to perform certain manufacturing activities required for the manufacturing of CYTOGAM. In addition, we assumed a plasma supply agreement with CSL for the continued supply of required plasma for the manufacturing of the product. If we fail to maintain our relationship with these entities, we could face supply shortages, which could adversely impact our ability to manufacture and supply CYTOGAM, and could incur increased costs in finding replacement vendors. Delays in establishing a relationship with new vendors could lead to a decrease in the product’s sales and a deterioration in our market position when compared with one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

In our Proprietary Products segment, we rely on Kedrion for the sales of our KEDRAB product in the United States, and any disruption to our relationships with Kedrion would have an adverse effect on our future results of operations and profitability.

Pursuant to the strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KEDRAB, Kedrion is the sole distributor of KEDRAB in the United States. Sales to Kedrion accounted for approximately 13%, 12% and 14% of our total revenues in the years ended December 31, 2022, 2021 and 2020, respectively. We are dependent on Kedrion for its marketing and sales of KEDRAB in the United States. The term of the agreement is for six years commencing on the date by which KEDRAB U.S. launch was feasible (i.e., until March 2024) and Kedrion has an option to extend the term by two additional years (i.e., until March 2026).

We currently also purchase from a subsidiary of Kedrion, KedPlasma LLC (“Kedplasma”), a large portion of the hyper-immune plasma which is used for the production of KEDRAB/KAMRAB. See “—We would become supply-constrained, and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA, Health Canada or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of the source plasma or plasma derivatives were to raise significantly.”

If we do not maintain the distribution relationship with Kedrion, we would be required to assume the sales and marketing activities of KEDRAB, or we would need to engage a replacement distributor for the product in the United States. Further, if we fail to maintain the plasma supply agreement with KedPlasma we would need to increase supply from other available sources and/or find a replacement supplier of the hyper-immune plasma which is used to manufacture KEDRAB/ KAMRAB. Establishing a relationship with a new distributor or supplier or internalizing those activities could lead to a decrease in KEDRAB/ KAMRAB sales and a deterioration in our market share when compared with one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

In our Proprietary Products segment, we currently earn royalties on GLASSIA sales by Takeda in the United States (and in the future may earn royalties on GLASSIA sales by Takeda in Canada, Australia and New Zealand, to the extent GLASSIA will be approved for sale and sales will be generated in these other markets), and any reduction in sales of GLASSIA by Takeda would have an adverse effect on our future expected royalty income and profitability.

Commencing in March 2022, we are entitled to royalty payments from Takeda on GLASSIA sales in the United States (and in the future we may earn royalties on GLASSIA sales by Takeda in Canada, Australia and New Zealand, to the extent GLASSIA will be approved and sales will be generated in these other markets) at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. For the period between March and December 2022, we accounted for $12.2 million of sales-based royalty income from Takeda, and based on forecasted future growth, we project receiving royalties from Takeda in the range of $10 million to $20 million per year for 2023 to 2040. However, any reduction in sales of GLASSIA by Takeda or should Takeda reduce its manufacturing and marketing of GLASSIA for any reason (including but not limited to inability to adequately or sufficiently manufacture GLASSIA, regulatory limitations, difficulties in marketing, reduction in market size, or changes in corporate focus), our future expected royalty income from Takeda’s sales of GLASSIA would be adversely impacted, which would have an adverse effect on our results of operations and profitability.

In our Proprietary Products segment, we rely on Contract Manufacturing Organizations to manufacture some of our products and any disruption to our relationship with such manufacturers would have an adverse effect on the availability of products, our future results of operations and profitability.

HEPAGAM B, VARIZIG and WINRHO SDF are currently manufactured by Emergent under a contract manufacturing agreement which was assigned to us from Saol following the consummation of the acquisition. We are dependent on Emergent to secure the supply of adequate quantities of plasma needed to timely manufacture these products and we rely on their manufacturing, quality and regulatory systems to ensure the manufacturing process complies with current Good Manufacturing Practice (“cGMP”) standards and any other regulatory requirements and that each product manufactured meets its specification and is appropriately released for human consumption.

If we fail to maintain our relationship with Emergent, or if Emergent fails to operate in compliance with cGMP and other regulatory requirements, we could face supply shortages and may not be able to supply these products. In addition, such failure may result in increased costs and delays in transferring the manufacturing of the products to our plant in Beit Kama, Israel, or in finding a replacement manufacturer for these products and we might be required to identify replacement supplier of the plasma which is used for the production of these products. Delays in internalizing the production or establishing a relationship with a new manufacturer could lead to a decrease in these products sales and a deterioration in our market share when compared with one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

We have also engaged Prothya as a third-party contract manufacturer to perform certain manufacturing activities required for the manufacturing of CYTOGAM. If we fail to maintain our relationship with Prothya, or if Prothya fails to operate in compliance with cGMP and other regulatory requirements, we could face supply shortages, which could adversely impact our ability to manufacture and supply CYTOGAM, and could incur increased costs in finding a replacement manufacturer for this product. Delays in establishing a relationship with a new manufacturer could lead to a decrease in this product sales and a deterioration in our market share when compared with one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

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

We engage third party distributors to distribute and sell our Proprietary Products in ex-U.S. markets (other than the Israeli market), including the recently acquired products CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF. Sales through such distributors accounted for approximately 25%, 17% and 10% of our total revenues in the years ended December 31, 2022, 2021 and 2020, respectively and we expect such sales to increase in 2023 and beyond. We are dependent on these third parties for successful marketing, distribution and sales of our products in these markets. If such third parties were to breach, terminate or otherwise fail to perform under our agreements with them, our ability to effectively distribute our products would be impaired and our business could be adversely affected. Moreover, circumstances outside of our control such as a general economic decline, market saturation or increased competition may influence the successful renegotiation of our contracts or the securing of to us favorable terms.

In addition to distribution and sales, these third-party distributors are, in some cases, responsible for the regulatory registration of our products in the local markets in which they operate, as well as responsible for participation in tenders for sale of our products. Failure of these third-party distributors to obtain and maintain such regulatory approvals and/or win tenders or provide competitive prices to our products may adversely affect our ability to sell our Proprietary Products in these markets, which in turn will negatively affect our revenues and profitability. In addition, our inability to sell our Proprietary Products in these markets may reduce our manufacturing plant utilization and effectiveness and may lead to additional reduction of profitability.

In the U.S. market we utilize a 3PL provider in connection with the distribution of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF, which provides complete order to cash services. If such 3PL provider were to breach, terminate or otherwise fail to adequately perform under our agreement with it, including inadequate inventory management, transportation delays and incorrect temperature control during storage and handling, fails to issue invoices correctly or on a timely basis and/or fails to collect payments due to us from our U.S. customers, our ability to effectively distribute such products would be impaired, which could negatively impact our business operations and financial performance.

Disputes with distributors have arisen in the past and disputes may arise in the future that cause the delay or termination of the development, manufacturing, supply or commercialization of our product candidates, or could result in costly litigation or arbitration that diverts management’s attention and resources. In May 2022, we terminated a distribution agreement with a third-party engaged to distribute our propriety products in Russia and Ukraine (the “Distributor”) and a power of attorney granted in connection with such distribution agreement to an affiliate of the Distributor (the “Affiliate”). In July 2022, the Affiliate filed a request for a conciliation hearing with the Court in Geneva relying on the terminated power of attorney and seeking damages for the alleged inability to sell the remaining product inventory previously acquired from the Company and compensation for the lost customer base. The conciliation hearing was scheduled for March 17, 2023, and, at this time, it is not possible to assess the prospects and scope of any claims against us and any potential liabilities and impact on our business. See “Item 4. Information on the Company — Legal Proceedings.”

Our Proprietary Products segment operates in a highly competitive market.

Our Proprietary Products compete with products distributed by well-established biopharmaceutical companies, including several large competitors in the plasma industry. These large competitors include CSL Behring Ltd. (“CSL”), Takeda, and Grifols S.A. (“Grifols”), which acquired a previous competitor, Talecris Biotherapeutics, Inc. (“Talecris”) in 2011, Octapharma, Kedrion (other than for KEDRAB), Biotest AG and ADMA Biologics Inc. (“ADMA”). We compete against these companies for, among other things, licenses, expertise, clinical trial patients and investigators, consultants and third-party strategic partners. We also compete with these companies for market share for certain products in the Proprietary Products segment. Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain longer periods of substantial reduction in the price of their products or services. These competitors also have an additional advantage regarding the availability of raw materials, as they own or control multiple plasma collection centers and/or plasma fractionation facilities.

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

Our hyper-immune IgG products in the Proprietary Products segment face competition from several competing plasma derived products and non-plasma derived pharmaceuticals, mainly anti-viral.

CYTOGAM. To our knowledge, CYTOGAM is the sole plasma derived CMV IgG product approved for sale in the United States and Canada. Based on available public information, the FDA approved the following antiviral drugs for the prevention of CMV infection and disease: Letermovir (Prevymis), developed by Merck & Co., and for treatment of refractory/resistant infection, Maribavir (Livtencity), developed by Takeda, which may result in the loss of market share for CYTOGAM. Currently, treatment guidelines state that combination therapy with standard antiviral can be considered for certain solid organ transplant recipients. The most commonly used antivirals are Ganciclovir (Cytovene-IV Roche) and Valganciclovir (Valcyte Roche). Patients treated with antiviral agents for a long time can develop resistance and will require a second-line treatment such as Foscarnet (Foscavir Pfizer) or Cidofovir (Gilead Sciences). In rest of the world (“ROW”) markets, Cytotec CP (Biotest), a plasma derived competing product is available.

KEDRAB/KAMRAB. We believe that there are two main competitors for KEDRAB/KAMRAB, our anti-rabies products worldwide: Grifols, whose product we estimate comprises approximately 70% of the anti-rabies IgG market in the United States, and CSL, which sells its anti-rabies product in Europe and elsewhere. Sanofi Pasteur, the vaccines division of Sanofi S.A., recently exited the U.S anti-rabies IgG market as well as some additional international markets, however, may still be competing in other markets or in the future could return to exited markets. Bio Products Laboratories Ltd. (“BPL”), which has an anti-Rabies IgG product for the UK market, has developed it also for the U.S market, including performing a clinical trial, but to our knowledge the program is currently paused. There are several local producers in other countries that make anti-rabies IgG products, mostly based on equine serum. Over the past several years, several companies have made attempts, and some are still in the process of developing monoclonal antibodies for an anti-rabies treatment. These products, if approved, may be as effective as the currently available plasma derived anti-rabies IgG and may potentially be significantly cheaper, and as such may result in loss of market share of KEDRAB/KAMRAB.

WINRHO SDF. In the United States, WINRHO SDF competes with corticosteroids (oral prednisone or high-dose dexamethasone) or intravenous immune globulin (“IVIG”) (Grifols, CSL and Takeda are the main manufacturers and suppliers in the U.S.) as first line treatment of acute ITP, with IVIG or WINRHO SDF recommended for pediatric patients in whom corticosteroids are contraindicated. IVIG has similar efficacy to WINRHO SDF, and ITP is its labeled indication for IVIG. Rhophylac (CSL Behring) is also approved for ITP treatment, but we believe it is mostly used for Hemolytic Disease of the Newborn (“HDN”), due to its comparatively small vial size. For HDN indication, the market is usually led by tenders, where key indicators are registration status and price, and the main multiple competitors in Canada and ROW countries are RhoGAM (Kedrion), Hyper RHO (Grifols) and Rhophylac (CSL Behring) and our KAMRHO (D).

HEPAGAM B. To our knowledge, in the United States, HEPAGAM B is the only approved HBIG with an on-label indication for Liver Transplants. To our understanding, HEPAGAM B holds the majority market share for the indication, while another HBIG (Nabi-HB manufactured and supplied by ADMA) is being used off-label by some medical centers for the indication. In recent years, duration of treatment has been reduced by physicians. New generation antivirals are considered effective for preventing HBV reactivation post-transplant, hence limiting HBIG use. Post-exposure prophylaxis (“PEP”) indication in the United States is covered almost totally by Nabi-HB (ADMA) and HyperHEP (Grifols). In Canada, main competition in national tenders is HyperHEP. In ROW countries such as Turkey, Saudi-Arabia and Israel, HEPATECT and Zutectra (Biotest AG) represent the primary competition.

VARIZIG. In the United States, incidence of Varicella Zoster Virus (“VZV”) infection has decreased dramatically since the introduction of the varicella vaccine in 1995. Two vaccines containing varicella virus are licensed for use in the United States. Varivax is the single-antigen varicella vaccine. ProQuad is a combination measles, mumps, rubella, and varicella (MMRV) vaccine. Although the use of the vaccine has reduced the frequency of chickenpox, the virus, has not been eradicated. Moreover, incidence of Herpes Zoster, also caused by VZV, is increasing among adults in the United States. Suboptimal vaccination rates contribute to outbreaks and increased risk of VZV exposure. Immunocompromised population and other patient groups are at high risk for severe varicella and complications, after being exposed to VZV. In the United States market VARIZIG is the single FDA-approved product and recommended by the Centers for Disease Control (“CDC”) for post-exposure prophylaxis of varicella for persons at high risk for severe disease who lack evidence of immunity to varicella. Alternative, CDC recommendations include IVIG if VARIZIG is unavailable and some experts recommend using Acyclovir, Valacyclovir, although published data on the benefits of acyclovir as post-exposure prophylaxis among immunocompromised people is limited. In ROW markets, several plasma derived competitor products are available, such as VARITECT (Biotest) and others.

KAMRHO (D). We manufacture and market KAMRHO (D) for HDN in a few markets outside of the US, mainly in Russia, Israel, Argentina and Brazil. Kedrion is one of our competitors for KAMRHO(D) in some of those international markets. We believe there are currently two additional main suppliers of competitive products, Grifols and CSL. There are also local producers in other countries that make similar products mostly intended for local markets.

Our market share of the AAT product could be negatively impacted by new competitors or adoption of new methods of administration.

We believe that our two main competitors in the AAT market are Grifols and CSL. We estimate that Grifols’ AAT by infusion product for the treatment of AATD, Prolastin A1PI, accounts for at least 50% market share in the United States and more than 70% of sales in the worldwide market for the treatment of AATD, which also includes sales of Prolastin in different European countries. To the best of our knowledge, since 2018, Grifols sell Prolastin Liquid, a ready-to-infuse solution of AAT, in the United States. Apart from its sales through Talecris’ historical business, Grifols is also a local producer of the product in the Spanish market and operates in Brazil. CSL’s intravenous AAT product, Zemaira, is mainly sold in the United States. In 2015, CSL’s intravenous AAT product, Respreeza, was granted centralized marketing authorization in Europe and CSL has launched the product in a few European countries since 2016. There is another, smaller local producer in the French market, LFB S.A. In addition, we estimate that each of Grifols and CSL owns more than 300 operating plasma collection centers located across the United States.

Several of our competitors are conducting preclinical and clinical trials for the development of gene therapy, recombinant AAT, small molecule treatment or correctors for AATD. While these products are not yet in pivotal trial or in late stages of development, they may eventually be successfully developed and launched, and could adversely impact our revenue and growth of sales of GLASSIA or GLASSIA-related royalties as well as affect our ability to launch our Inhaled AAT product, if approved.

Similarly, if a new AAT formulation or a new route of administration with significantly improved characteristics is adopted (including, for example, aerosol inhalation), the market share of our current AAT product, GLASSIA, could be negatively impacted. While we are in the process of developing Inhaled AAT for AATD, our competitors may also be attempting to develop similar products. For example, several of our competitors may have completed early-stage clinical trials for the development of an inhaled formulation of AAT for different indications. While these products are in the early stages of development, they may eventually be successfully developed and launched. Furthermore, even if we are able to commercialize Inhaled AAT for AATD prior to the development of comparable products by our competitors, sales of Inhaled AAT for AATD, subject to approval of such product by the applicable regulatory authorities, could adversely impact our revenue and growth of sales of GLASSIA or GLASSIA -related royalties.

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

Once we have manufactured our plasma-derived therapeutics, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship, store or distribute our products, to properly care for our plasma-derived products, may result in the requirement that such products be destroyed.

While we expect work-in-process inventories scraps in the ordinary course of business because of the complex nature of plasma and plasma derivatives, our processes and our plasma-derived therapeutics, unanticipated events may lead to write-offs and other costs in amounts materially higher than our expectations. We have, in the past, experienced situations that have caused us to write-off the value of inventories. Such write-offs and other costs could materially adversely affect our operating results. Furthermore, contamination of our plasma-derived protein therapeutics could cause consumers or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could materially adversely affect our sales and operating results.

Our ability to continue manufacturing and distributing our plasma-derived therapeutics depends on continued adherence by us and contract manufacturers to current Good Manufacturing Practice regulations.

The manufacturing processes for our products are governed by detailed written procedures and regulations that are set forth in cGMP requirements for blood products, including plasma and plasma derivative products. Failure to adhere to established procedures or regulations, or to meet a specification set forth in cGMP requirements, could require that a product or material be rejected and destroyed. There are relatively few opportunities for us or contract manufacturers to rework, reprocess or salvage nonconforming materials or products. Any failure in cGMP inspection will affect marketing in other territories, including the U.S. and Israel.

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

The manufacturing of newly marketed or investigational plasma-derived products in our plant, including our Proprietary Products currently manufactured by third parties, requires a lengthy and challenging development project and/or technology transfer project through which we transfer the know-how and capabilities to manufacture the new product. Such projects are usually complex and involve investment of significant time (approximately three to four years) and resources. There is no assurance that such development and/or technology transfer projects will be successful and will allow us to manufacture the new product according to its required specifications.

Such development and/or technology transfer projects require regulatory approval by the FDA and/or EMA and/or Health Canada or other relevant regulatory agencies. Obtaining such regulatory approval may require activities such as the manufacturing of comparable batches and/or performing comparability non-clinical and/or clinical studies between the product manufactured by its existing manufacturer and the product manufactured at our manufacturing facility. There is no assurance that we will be able to provide supporting comparability results that meet all regulatory requirements needed to obtain the regulatory approval required to be able to commence commercial manufacturing of new plasma-derived products in our manufacturing plant.

If we are unable to adequately complete the required development and/or technology transfer projects or subsequently obtain the required regulatory approvals, we will not be able to meet commercial demand, utilize the excess capacity of our manufacturing plant, incur additional costs and may suffer reduced profitability or operating losses.

We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products that meet the regulatory requirement of the FDA, EMA, Health Canada or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of the source plasma or plasma derivatives were to raise significantly.

Our proprietary products depend on our access to U.S., European or other territories’ hyper-immune plasma or plasma derivatives, such as fraction IV. We purchase these plasma products from third-party licensed suppliers, some of which are also responsible for the plasma fractionation process, pursuant to multiple purchase agreements. We have entered into (and with respect to the recently acquired four FDA approved products, we assumed) a number of plasma supply agreements with various third parties in the United States and Europe. These agreements contain various termination provisions, including upon a material breach of either party, force majeure and, with respect to supply agreements with strategic partners, the failure or delay on the part of either party to obtain the applicable regulatory approvals or the termination of the principal strategic relationship. If we are unable to obtain adequate quantities of source plasma or fraction IV plasma that meet the regulatory requirements of the FDA, the EMA or the regulatory authorities in Israel from these providers, we may be unable to find an alternative cost-effective source.

In order for plasma and fraction IV plasma to be used in the manufacturing of our plasma-derived protein therapeutics, the individual centers at which the plasma is collected must be registered with and meet the regulatory requirements of the relevant regulatory authorities, such as the FDA and EMA. When a new plasma collection center is opened, and on an ongoing basis after its registration, it must be inspected by the FDA, the EMA or the regulatory authorities in Israel for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being established or lead to the suspension or revocation of an existing registration. If relevant regulatory authorities determine that a plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which may impact on our ability to timely meet our manufacturing and supply obligations. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted, such as through product destruction or rework. Consequently, we could experience significant inventory impairment provisions and write-offs, which could adversely affect our business and financial results.

In addition, the plasma supplier’s fractionation process must also meet standards of the FDA, the EMA or the regulatory authorities in Israel. If a plasma supplier is unable to meet such standards, we will not be able to use the plasma derivatives provided by such supplier, which may impact on our ability to timely meet our manufacturing and supply obligations.

If we were unable to obtain adequate quantities of source plasma or plasma derivatives that meet the regulatory standards of the FDA, the EMA or the regulatory authorities in Israel, we would be limited in our ability to maintain or increase current manufacturing levels of our plasma derivative products, as well as in our ability to conduct the research required to maintain our product pipeline. As a result, we could experience a substantial decrease in total revenues or profit margins, a potential breach of distribution agreements, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production and strategic growth plans.

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

The plasma collection process is dependent on donors arriving in plasma collection centers and agreeing to donate plasma. Factors such as changes in reimbursement rates, competition for donors, and declining donor loyalty may lead to a decrease in the number of donors, which may negatively impact our ability to obtain adequate quantities of plasma. During major healthcare events, such as the recent COVID-19 pandemic, the number of donors attending plasma collection centers decreases, which may adversely affect the availability of plasma and its derivatives. A significant shortage in plasma supply may adversely affect our ability to continue manufacturing our products, may result in shortages in our products in the market, and may result in reduced sales and profitability.

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

In March 2021, we completed the acquisition of the FDA licensed plasma collection center and certain related assets from the privately held B&PR based in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture KAMRHO(D). We are in the process of significantly expanding our hyperimmune plasma collection capacity in this center. We registered the collection of hyper-immune plasma to be used in the manufacture of KEDRAB with the FDA and plan to start collections of such plasma during 2023. We also intend to leverage our experience with plasma collection to establish additional plasma collection centers in the United States, with the intention of collecting normal source plasma, as well as hyper-immune specialty plasma required for manufacturing of our Proprietary Products. To that end, during March 2023, we entered into a lease for a new plasma collection center in Uvalde, Houston, Texas and expect to commence operations at the new center following the completion of its construction and obtaining the required regulatory approvals.

In order for plasma to be used in the manufacturing of our products, the individual centers at which the plasma is collected must be registered with and meet the regulatory requirements of the regulatory authorities, such as the FDA and the EMA, of those countries in which we sell our products. When a new plasma collection center is opened, it must be inspected on an ongoing basis after its approval by the FDA and the EMA for compliance with cGMP and other regulatory requirements, and these regulatory requirements are subject to change. An unsatisfactory inspection could prevent a new center from being established or risk the suspension or revocation of an existing registration. In order for a plasma collection center to maintain its governmental registration, its operations must continue to conform to cGMP and other regulatory requirements or recommendations which may be applicable from time to time (e.g., in January 2022, the FDA issued guidance providing recommendations to blood establishments on collection of convalescent plasma during the public health emergency).

If it would be determined that our plasma collection center did not comply with cGMP, or other regulatory requirements in collecting plasma, we may be unable to use and may ultimately be required to destroy plasma collected from that center, which would be recorded as a charge to cost of goods. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted. Consequently, we could experience significant inventory impairment provisions and write-offs if it was determined that our plasma collection center did not comply with cGMP in collecting plasma.

We plan to increase our supplies of plasma for use in our manufacturing processes through collections at our existing plasma collection center and through the establishment of new plasma collection centers. This strategy is dependent upon our ability to successfully establish and register new centers, to maintain compliance with all FDA and other regulatory requirements in all centers and to attract donors to our centers.

Our ability to increase and improve the efficiency of plasma collection at our current or any future plasma collection center may be affected by: (i) changes in the economic environment and population in selected regions where we operate plasma collection centers; (ii) the entry of competitive centers into regions where we operate; (iii) our misjudging the demographic potential of individual regions where we expect to increase production and attract new donors; (iv) unexpected facility related challenges; (v) unexpected management challenges at select plasma collection centers; or (vi) changes to regulatory requirements.

The biologic properties of plasma and plasma derivatives are variable, which may impact our ability to consistently manufacture our products in accordance with the approved specifications.

While our manufacturing processes were developed to meet certain product specifications, variations in the biologic properties of the plasma or plasma derivatives as well as the manufacturing processes themselves may result in out of specification results during the manufacturing of our products. While we expect certain work-in-process inventories scraps in the ordinary course of business because of the complex nature of plasma and plasma derivatives, our processes and our plasma-derived protein therapeutics, unanticipated events may lead to write-offs and other costs in amounts that are materially higher than our expectations. We have, in the past, experienced situations that have caused us to write-off the value of our products. Such write-offs and other costs could materially adversely affect our operating results.

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

The use of our plasma-derived protein therapeutics may produce undesirable side effects or adverse reactions or events. For the most part, these side effects are known, are expected to occur at some frequency and are described in the products’ labeling. Known side effects of several plasma-derived therapeutics include headache, nausea and additional common protein infusion related events, such as flu-like symptoms, dizziness and hypertension. The occurrence of known side effects on a large scale could adversely affect our reputation and public image, and hence also our operating results.

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

We are subject to several existing laws and regulations in multiple jurisdictions, non-compliance with which could adversely affect our business, financial condition and results of operations, and we are susceptible to a changing regulatory environment, which could increase our compliance costs or reduce profit margins.

Any new product must undergo lengthy and rigorous testing and other extensive, costly, and time-consuming procedures mandated by the FDA and similar authorities in other jurisdictions, including the EMA and the regulatory authorities in Israel. Our facilities and those of our contract manufacturers must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of the FDA or similar authorities in other jurisdictions, including a failed inspection or a failure in our reporting system for adverse effects of our products experienced by the users of our products, or any other non-compliance, could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, import or export restrictions, refusal or delay of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Furthermore, we may experience delays or additional costs in obtaining new approvals or licenses, or extensions of existing approvals and licenses, from a regulatory authority due to reasons that are beyond our control such as changes in regulations or a shutdown of the U.S. federal government, including the FDA, or similar governing bodies or authorities in other jurisdictions. In addition, while we recently entered the U.S. plasma collection market with our recent acquisition of a plasma collection center in the United States, we continue to rely on, Kedrion, CSL, Emergent, Takeda and additional plasma suppliers, for plasma collection required for the manufacturing of KEDRAB, CYTOGAM, HEPGAM B, VARIZIG, WINRHO SDF, GLASSIA and other Proprietary products, and in the case of Kedrion and Takeda, for the distribution of these products in the United States (and in the case of Takeda, also potentially in Canada, Australia and New Zealand). In performing such services for us, these plasma suppliers are required to comply with certain regulatory requirements. Any failure by these plasma suppliers to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect us. Any of these actions could cause direct liabilities, a loss in our ability to market each of KEDRAB, CYTOGAM, HEPGAM B, VARIZIG,WINRHO SDF, GLASSIA and/or other Proprietary products, or a loss of customer confidence in us or in GLASSIA and/or KEDRAB and/or other Proprietary products, which could materially adversely affect our sales, future revenues, reputation, and results of operations. Similarly, we rely on other third-party vendors, for example, in the testing, handling, and distributions of our products. If any of these companies incur enforcement action from regulatory authorities due to noncompliance, this could negatively affect product sales, our reputation and results of operations. In addition, we rely on other distributors of our other proprietary products, for purposes of our distribution related regulatory compliance for the products they distribute in the territories in which they operate. Any failure by such distributors to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect our sales, future revenues, reputation and results of operations.

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

Pursuant to the amendment to the GLASSIA license agreement with Takeda, entered into in March 2021, we agreed to transfer the BLA to Takeda. Following the effectiveness of such transfer, we will rely on Takeda to share with us any relevant information with respect to changes in the manufacturing of the product or its usage which may be applicable in order to update the products registration file in certain ROW markets in which it is currently registered and/or distributed or may be registered and/or distributed in the future.

In addition, changes in the regulation of our activities, such as increased regulation affecting quality or safety requirements or new regulations such as limitations on the prices charged to customers in the United States, Israel or other jurisdictions in which we operate, could materially adversely affect our business. In addition, the requirements of different jurisdictions in which we operate may become less uniform, creating a greater administrative burden and generating additional compliance costs, which would have a material adverse effect on our profit margins. See also – “Regulatory approval for our products is limited by the FDA, EMA, the IMOH and similar authorities in other jurisdictions to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription or promotion of off-label uses could adversely affect our business.”; and “—Laws and regulations governing the conduct of international operations may negatively impact our development, manufacture, and sale of products outside of the United States and require us to develop and implement costly compliance programs.” and “—Uncertainty surrounding and future changes to healthcare law in the United States and other United States Government related mandates may adversely affect our business.”

If we experience equipment difficulties or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired, and our product sales could suffer.

For certain equipment and supplies, we depend on a limited number of companies that supply and maintain our equipment and provide supplies such as chromatography resins, filter media, glass bottles and stoppers used in the manufacture of our plasma-derived protein therapeutics. If our equipment were to malfunction, or if our suppliers stop manufacturing or supplying such machinery, equipment or any key component parts, the repair or replacement of the machinery may require substantial time and cost and could disrupt our production and other operations. Alternative sources for key component parts or disposable goods may not be immediately available. In addition, any new equipment or change in supplied materials may require revalidation by us or review and approval by the FDA, the EMA, the IMOH or other regulatory authorities, which may be time-consuming and require additional capital and other resources. We may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. As a result, shipments of affected products may be limited or delayed. Our inability to obtain our key source supplies for the manufacture of products may require us to delay shipments of products, harm customer relationships and force us to curtail operations.

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

Sales of products supplied by Biotest A.G., Kedrion, Chiesi Farmaceutici S.p.A, BPL and Valneva SE, which are sold in our Distribution segment, together represented approximately 20%, 26% and 24% of our total revenues for the years ended December 31, 2022, 2021 and 2020, respectively. While we have distribution agreements with each of our suppliers, these agreements do not obligate these suppliers to provide us with minimum amounts of our Distribution segment products. Purchases of our Distribution segment products from our suppliers are typically on a purchase order basis. We work closely with our suppliers to develop annual forecasts, but these forecasts are not obligations or commitments. However, if we fail to submit purchase orders that meet our annual forecasts or if we fail to meet our minimum purchase obligations, we could lose exclusivity or, in certain cases, the distribution agreement could be terminated.

These suppliers may experience capacity constraints that result in their being unable to supply us with products in a timely manner, in adequate quantities and/or at a reasonable cost. Contributing factors to supplier capacity constraints may include, among other things, industry or customer demands in excess of machine capacity, labor shortages, changes in raw material flows or shortages in raw materials which may result from different market conditions including, but not limited to, shortages resulting from increased global demand for these raw materials due to global healthcare issues, epidemics and pandemics, such as the COVID-19 pandemic. These suppliers may also choose not to supply us with products at their discretion or raise prices to a level that would render our products noncompetitive. Any significant interruption in the supply of these products could result in us being unable to meet the demands of our customers, which would have a material adverse effect on our business, financial condition and results of operations as a result of being required to pay of fines or penalties, be subject to claims of reach of contract, loss of reputation or even termination of agreement.

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

Certain of our sales in our Distribution segment rely on our ability to win tender bids during the annual tender process in Israel, as well as on sales made to Health Maintenance Organizations (HMOs), hospitals and to the IMOH. Our ability to win bids may be materially adversely affected by competitive conditions in such bid process. Our existing and new competitors may also have significantly greater financial resources than us, which they could use to promote their products and business. Greater financial resources would also enable our competitors to substantially reduce the price of their products or services. If our competitors are able to offer prices lower than us, our ability to win tender bids during the annual tender process will be materially affected and could reduce our total revenues or decrease our profit margins.

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

The Israeli market for drug products includes a relatively small number of HMOs and several hospitals. Sales to Clalit Health Services, an Israeli HMO, accounted for approximately 46%, 42% and 41% of our Distribution segment revenues in the years ended December 31, 2022, 2021 and 2020, respectively.

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

In the Distribution segment, we face competition for our distribution products that are marketed in Israel and compete for market share. We believe that there are several companies active in the Israeli market distributing the products of several manufacturers whose comparable products compete with the products we distribute as part of our Distribution segment. In the plasma area, these manufacturers include Grifols, Takeda and CSL. In other specialties and biosimilar products, we compete with products produced by some of the largest pharmaceutical manufacturers in the world, such as, Novartis AG, AstraZeneca AB, Sanofi and GlaxoSmithKline. Each of these competitors sells its products through a local subsidiary or a local representative in Israel. Our existing and new competitors may have significantly greater financial resources than us, which they could use to promote their products and business or reduce the price of their products or services. If we are unable to maintain or increase our market share, we may need to reduce prices and may suffer reduced profitability or operating losses, which could have a material adverse impact on our business, financial condition or results of operations.

We recently entered into agreements for future distribution in Israel of several biosimilar product candidates, and the successful future distribution of these products is dependent upon several factors some of which are beyond our control.

Over the past several years we entered into agreements with respect to planned distribution in Israel of certain biosimilar product candidates. Biosimilar products are highly similar to biological products already licensed for distribution by the FDA, EMA or any other relevant regulatory agency, notwithstanding minor differences in clinically inactive components, and that they have no clinically meaningful differences, as compared to the marketed biological products in terms of the safety, purity and potency of the products. The similar nature of a biosimilar and a reference product is demonstrated by comprehensive comparability studies covering quality, biological activity, safety and efficacy.

In order to launch biosimilar products in Israel we would need to obtain IMOH marketing authorization, which will be subject to prior authorization to be obtained by the manufacturer of the biosimilar product from the FDA or the EMA. Even if an FDA or EMA authorization is provided, there can be no assurance that the IMOH will accept such authorization as a reference and will grant us the authorization to distribute such biosimilar products in the Israeli market. In the event we will not be able to obtain the necessary marking authorization to launch the products, we may not generate the expected sale and profitability from these products, which could have a material adverse impact on our business, financial condition or results of operations. Delays in the commercialization of such biosimilar products, including due to delays in obtaining marketing authorization, may expose us to increased competition, such as due to the entry of new competitors into the market, which may adversely impact our potential sales and profitability from these products.

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

Risks Related to Development, Regulatory Approval and Commercialization of Product Candidates

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

Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. For example, the Phase 2/3 clinical trial in Europe for Inhaled AAT for AATD did not meet its primary or secondary endpoints and we subsequently withdrew the Marketing Authorization Application (“MAA”) in Europe for our Inhaled AAT for AATD.

As a result of the COVID-19 pandemic we encountered delays in patient recruitment into our pivotal Phase 3 InnovAAT clinical study conducted at a first study site in Europe and it impacted our ability to open additional study sites in the United States and Europe. COVID-19 may in the future affect our ability to conduct the study.

During December 2019, we announced that the first patient was randomized in Europe into our pivotal Phase 3 InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial designed to assess the efficacy and safety of Inhaled AAT in patients with AATD and moderate lung disease. Under the study design, up to 220 patients will be randomized 1:1 to receive either Inhaled AAT at a dose of 80mg once daily, or placebo, over two years of treatment. Enrolment into the trial continued through February 2020, however, thereafter was temporarily halted due to the impact of COVID-19 pandemic on healthcare systems. Although during 2022, we resumed and accelerated patient recruitment to the study and expanded the study to additional sites across Europe, the COVID-19 pandemic may continue to slow down the rate of recruitment, and may cause a material delay in completing this study, or otherwise may require us to halt the study completely or reduce the overall size of the study, which might not be acceptable by the FDA and/or EMA. These circumstances may affect our ability to complete the study successfully or may prevent us from having sufficient information to file for and obtain regulatory approval for this product by the FDA, EMA or any other relevant regulatory agency.

Each inhaled formulation of AAT, including Inhaled AAT for AATD, is being developed with a specific nebulizer produced by PARI, and the occurrence of an adverse market event or PARI’s non-compliance with its obligations would have a material adverse effect on the commercialization of any inhaled formulation of AAT.

We are dependent upon PARI GmbH (“PARI”) for the development and commercialization of any inhaled formulation of AAT, including our Inhaled AAT for AATD. We have an agreement with PARI, pursuant to which it is required to obtain the appropriate clearance to market PARI’s proprietary eFlow® device, which is a device required for the administration of inhaled formulation of AAT, from the EMA and FDA for use with Inhaled AAT for AATD. See “Item 4. Information on the Company — Strategic Partnerships — PARI.” Failure of PARI to achieve these authorizations, or to maintain operations in regulatory compliance, will have a material adverse effect on the commercialization of any inhaled formulation of AAT, including Inhaled AAT for AATD, which would harm our growth strategy.

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

We have initiated the development of a recombinant AAT product candidate; however, any continued development of this product will be dependent on our ability to attract a suitable development/commercialization partner for this project, and we may not be able to successfully complete its development or commercialize such product candidate for numerous reasons.

During 2020, we initiated the development of a recombinant version of AAT, through external services of a contract development and manufacturing organization (“CDMO”). See “Item 4. Information on the Company — Our Development Product Pipeline — Recombinant AAT.”. The main advantage of recombinant AAT is its potentially wider availability, and ease of large-scale manufacturing. However, continued investment in the development of this product will be subject to identifying a suitable development and commercialization partner, and we may not be able to identify such a suitable partner or be successful in entering into an agreement with any particular partner on acceptable terms or at all. Further, even if we are successful in entering into an arrangement with such a partner, we may not be able to successfully develop or commercialize a recombinant product for numerous reasons.

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

Our ability to enroll patients in our clinical trials in sufficient numbers and on a timely basis is subject to several factors, including the size of the patient population, the time of year during which the clinical trial is commenced, the hesitance of certain patients to leave their current standard of care for a new treatment, and the number of other ongoing clinical trials competing for patients in the same indication and eligibility criteria for the clinical trial. For example, during 2020 and 2021, we encountered challenges to recruit patients to our ongoing pivotal Phase 3 InnovAAT clinical study as a result of the COVID-19 pandemic, resulting in significant delays in recruitment. In addition, patients may drop out of our clinical trials at any point, which could impair the validity or statistical significance of the trials. Delays in patient enrollment or unexpected drop-out rates may result in longer development times.

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

Even if preclinical and clinical trials are successful, we still may be unable to commercialize a product because of difficulties in obtaining regulatory approval for its production process or problems in scaling that process to commercial production. In addition, the regulatory requirements for product approval may not be explicit, may evolve over time and may diverge among jurisdictions and our third-party contractors, such as CROs, may fail to comply with regulatory requirements or meet their contractual obligations to us.

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

We must invest increasingly significant resources to develop specialty products through our own efforts and through collaborations with third parties in the form of partnerships or otherwise. The development of specialty pharmaceutical products involves high-level processes and expertise and carries a significant risk of failure. For example, the average time from the pre-clinical phase to the commercial launch of a specialty pharmaceutical product can be 15 years or longer, and involves multiple stages: not only intensive preclinical, clinical and post clinical testing, but also highly complex, lengthy, and expensive regulatory approval processes as well as reimbursement proceedings, which can vary from country to country. The longer it takes to develop a pharmaceutical product, the longer it may take for us to recover our development costs and generate profits, and, depending on various factors, we may not be able to ever recover such costs or generate profits.

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

One of the incentives provided by an orphan drug designation is market exclusivity for seven years in the United States and ten years in the European Union for the first product in a class approved for the treatment of a rare disease. Although several of our products and product candidates, including Inhaled AAT for AATD, have been granted the designation of an orphan drug, we may not be the first product licensed for the treatment of particular rare diseases in the future or our approved indication may vary from that subject to the orphan designation, or our products may not secure orphan drug exclusivity for other reasons. In such cases we would not be able to take advantage of market exclusivity and instead another sponsor would receive such exclusivity.

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

The commercial success of the products that we may develop, if any, will depend upon the degree of market acceptance by physicians, patients, healthcare payors, opinion leaders, patients’ organizations, and others in the medical community that any such product obtains.

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

In addition, the proposal of or issuance of recommendations by government agencies, physician or patient organizations, or other industry specialists that limit the use or acceptance of a particular product, whether adopted or not, could result in reduced sales of a product.

Risks Related to Our Operations and Industry

Regulatory approval for our products is limited by the FDA, EMA, the IMOH and similar authorities in other jurisdictions to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription or promotion of off-label uses could adversely affect our business.

Any regulatory approval of our Proprietary and Distribution products is limited to those specific diseases and indications for which our products have been deemed safe and effective by the FDA, EMA, the IMOH or similar authorities in other jurisdictions. In addition to the regulatory approval required for new formulations, any new indication for an approved product also requires regulatory approval. Once we produce a plasma-derived therapeutic, we rely on physicians to prescribe and administer it as the product label directs and for the indications described on the labeling. To the extent any off-label (i.e., unapproved) uses and departures from the approved administration directions become pervasive and produce results such as reduced efficacy or other reported adverse effects, the reputation of our products in the marketplace may suffer. In addition, to the extent off-label uses are associated with reduced efficacy or increases in reported adverse events, there could be a decline in our revenues or potential revenues. Furthermore, the off-label use of our products may increase the risk of product liability claims, which are expensive to defend and could divert our management’s attention, result in substantial damage awards against us, and harm our reputation.

Furthermore, while physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by the FDA, EMA, the IMOH or other regulators. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by manufacturers on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, failure to follow FDA, EMA, the IMOH or similar authorities in other jurisdictions rules and guidelines relating to promotion and advertising can lead to other negative consequences that could hurt us, such as the suspension or withdrawal of an approved product from the market, enforcement letters, restrictions on marketing or manufacturing, injunctions and corrective actions. Other regulatory authorities may separately impose penalties including, but not limited to, fines, disgorgement of money, suspension of ongoing clinical trials, refusal to approve pending applications or supplements to approved applications submitted by us; restrictions on our or our contract manufacturers’ operations; product seizure or detention, refusal to permit the import or export of products or criminal prosecution.

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

Laws and regulations governing the conduct of international operations may negatively impact our development, manufacture, and sale of products outside of the United States and require us to develop and implement costly compliance programs.

We must comply with numerous laws and regulations in Israel and in each of the other jurisdictions in which we operate or plan to operate. The creation and implementation of any required compliance programs is costly, and the programs are often difficult to enforce, particularly where we must rely on third parties.

For example, the U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits any U.S. individual or business from paying, offering, authorizing payment or offering anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also requires companies whose securities are listed in the United States to comply with certain accounting provisions. For example, such companies must maintain books and records that accurately and fairly reflect all transactions of the company, including international subsidiaries, and devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the U.S. Department of Justice, and the U.S. Securities and Exchange Commission (the “SEC”) is involved with enforcement of the books and records provisions of the FCPA.

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

In the U.S. and in some foreign jurisdictions there has been, and continues to be, significant legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the profitable sale of product candidates. This legislation and regulatory activity have created uncertainty as to whether the industry will continue to experience fundamental change as a result of regulatory reform or legislative reform. There is significant interest among legislators and regulators in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, for example, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected and continues to face major uncertainty due to the status of legislative initiatives surrounding healthcare reform. The Patient Protection and Affordable Care Act of 2010, as amended by the Healthcare and Education Reconciliation Act of 2010, substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical and healthcare industries. On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. The IRA includes several provisions to lower prescription drug costs for people with Medicare and reduce drug spending by the federal government. Implementation of novel and seminal provisions in the IRA related to prescription drug pricing and spending will continue over the next several years and could impact our operations and could have an adverse impact on our ability to generate revenues in the United States.

In the coming years, additional changes could be made to U.S. governmental healthcare programs and U.S. healthcare laws that could significantly impact the success of our products.

In addition, individual states have enacted drug price transparency laws that may impact our decision-making about price increases, including the rate and frequency of such increases. The requirements under these laws vary state-by-state and include obligating manufacturers to provide advance notice of planned price increases, increase amounts and factors considered for those amounts, wholesale acquisition costs, as well as additional information for new drugs. Many states may impose penalties for noncompliance with these requirements, including for failure to report or submission of inaccurate or late reports.

We cannot predict what other legislation relating to our business or to the health care industry may be enacted, or what effect such legislation or other regulatory actions may have on our business, prospects, operating results and financial condition.

The COVID-19 pandemic shined a spotlight on the supply chain for essential medical products, medical countermeasures, and critical inputs to those products and raised legislative and regulatory interest in creating more resiliency in the supply chain, including more domestic manufacturing of essential medical products, medical countermeasures, and critical inputs. There has been significant congressional interest in oversight of pharmaceutical supply chain resiliency as well as a number of legislative proposals to create incentives for domestic manufacturing. There has also been significant executive branch activity to encourage American manufacturing, which may impact FDA-related products. We expect there will continue to be legislative and regulatory efforts to increase domestic manufacturing, including potentially efforts to expedite drug approvals for products that could be competitors to ours, and we cannot predict what effect such legislation or regulatory actions may have on our business, prospects, operating results and financial condition.

Our products and any future approved products remain subject to extensive ongoing regulatory obligations and oversight, including post-approval requirements, that could result in penalties and significant additional expenses and could negatively impact our and our collaborators' ability to commercialize our current and any future approved products.

Any product that has received regulatory approval remains subject to extensive ongoing obligations and continued review from applicable regulatory agencies. These obligations include, among other things, drug safety reporting and surveillance, submission of other post-marketing information and reports, pre-clearance of certain promotional materials, manufacturing processes and practices, product labeling, confirmatory or post-approval clinical research, import and export requirements and record keeping. These obligations may result in significant expense and limit our ability to commercialize our current and any future approved products. Any violation of ongoing regulatory obligations could result in restrictions on the applicable product, including the withdrawal of the applicable product from the market.

If FDA approval is granted via the accelerated approval pathway or a product receives conditional marketing authorization from another comparable regulatory agency, we may be required to conduct a post-marketing confirmatory trial in support of full approval and to comply with other additional requirements. An unsuccessful post-marketing study or failure to complete such a study with due diligence could result in the withdrawal of marketing approval. Post-marketing studies may also suggest unfavorable safety information that could require us to update the product's prescribing information or limit or prevent the product's widespread use. Recent legislation has given the FDA additional authority to require accountability and enforce the post-marketing requirements and commitments associated with accelerated approval.

We and the manufacturers of our current and any future approved products are also required, or will be required, to comply with cGMP, regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory agencies must approve these manufacturing facilities before they can be used to manufacture our products and product candidates, and these facilities are subject to ongoing regulatory inspections. In addition, any approved product, its manufacturer and the manufacturer's facilities are subject to continual regulatory review and inspections, including periodic unannounced inspections. Failure to comply with applicable FDA and other regulatory requirements may subject us to administrative or judicially imposed sanctions and other consequences, including:

●	issuance of Form FDA 483 notices or Warning Letters by the FDA or other regulatory agencies;

●	imposition of fines and other civil penalties;

●	criminal prosecutions;

●	injunctions, suspensions or revocations of regulatory approvals;

●	suspension of any ongoing clinical trials;

●	total or partial suspension of manufacturing;

●	delays in regulatory approvals and commercialization;

●	refusal by the FDA to approve pending applications or supplements to approved applications submitted by us;

●	refusals to permit drugs to be imported into or exported from the United States;

●	restrictions on operations, including costly new manufacturing requirements;

●	product recalls or seizures or withdrawal of the affected product from the market; and

●	reputational harm.

The policies of the FDA and other regulatory agencies may change and additional laws and regulations may be enacted that could prevent or delay regulatory approval of our product candidates or of our products in any additional indications or territories, or further restrict or regulate post-approval activities. Any problems with a product or any violation of ongoing regulatory obligations could result in restrictions on the applicable product, including the withdrawal of the applicable product from the market. If we are not able to maintain regulatory compliance, we might not be permitted to commercialize our current or any future approved products and our business would suffer.

Laws pertaining to health care fraud and abuse could materially adversely affect our business, financial condition and results of operations.

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal False Claims Act (the “FCA”), the Physician Payments Sunshine Act or a provision of the U.S. Social Security Act known as the “federal Anti-Kickback Statute,” or any regulations promulgated under their authority may result in jail sentences, fines or exclusion from federal and state health care programs, as may be determined by the Department of Health and Human Services, the Department of Defense, other federal and state regulatory authorities and the federal and state courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

For example, under the federal Anti-Kickback Statute, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from Medicare and Medicaid programs, if those business arrangements are not appropriately structured. Also, a person or company need not have actual knowledge of statute or specific intent to violate certain such laws in order to have committed a violation. Therefore, our arrangements with potential referral sources must be structured with care to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid the possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing. Manufacturers like us can be held liable under the False Claims Act if they are determined to have caused the submission of false or fraudulent claims to the government for reimbursement. This can result from prohibited activities such as off-label marketing, providing inaccurate billing or coding information to healthcare providers and other customers, or violations of the federal Anti-Kickback Statute Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under federal and state False Claims Act statutes and can be entitled to receive a significant portion (often as great as 30%) of total recoveries. Also, violations of the False Claims Act can result in treble damages, and each false claim submitted can be subject to a penalty of up to $27,018 per claim. Transfers of value to certain healthcare practitioners and institutions must be tracked and reported in accordance with the Physician Payments Sunshine Act and various state laws. Through the Physician Payments Sunshine Act, the healthcare reform law imposes reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to a broad range of payments, ownership interests, and other transfers of value made to certain physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, certified nurse-midwives and certain teaching hospitals. A number of states have similar laws in place and often require reporting for other categories of healthcare professionals, such as nurses. Additional and stricter prohibitions could be implemented by federal and state authorities. Where practices have been found to involve improper incentives to use products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. Many manufacturers have been required to enter into consent decrees, corporate integrity agreements, or orders that prescribe allowable corporate conduct. Failure to satisfy requirements under the FDCA can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct. On November 16, 2020, the U.S. Health and Human Services (HHS) Office of Inspector General (OIG) issued a Special Fraud Alert discussing the fraud and abuse risks associated with payments to physicians related to speaker programs sponsored by pharmaceutical and medical device companies. OIG expressed skepticism regarding the educational value of these industry-sponsored speaker programs and warned of the inherent fraud and abuse risks of these programs.

To market and sell our products outside the United States, we must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions. The approval procedures vary among countries in complexity and timing. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all, and in such case, we would be precluded from commercializing products in those markets. In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals. In these countries, pricing discussions with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. Such trials may be time-consuming and expensive and may not show an advantage in cost-efficacy for our products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the United States or the European Union, we could be adversely affected. Also, under the FCPA, the United States has regulated conduct by U.S. businesses occurring outside of the United States, generally prohibiting remuneration to foreign officials for the purpose of obtaining or retaining business. Additionally, similar to the Physician Payments Sunshine Act, there are legal and regulatory obligations outside the United States that include reporting requirements detailing interactions with and payments to healthcare practitioners. See — General Risks – “We are subject to risks associated with doing business globally”.

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

In addition to the federal fraud, waste, and abuse laws noted, there are analogous U.S. state laws and regulations, such as state anti-kickback and false claims laws, and other state laws addressing the medical product and healthcare industries, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and in some cases may apply regardless of payor (i.e., even if reimbursement is not available). Some state laws are constructed in accordance with certain industry voluntary compliance guidelines (e.g., the PhRMA or AdvaMed Codes of Ethics), or the relevant compliance program guidance promulgated by the federal government (HHS-OIG) in addition to other requirements, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Compliance efforts related to such laws is costly, and failure to comply could subject us to enforcement action.

Finally, regulations in both the U.S. and other countries are subject to constant change. There can be no assurance that we can meet the requirements of future regulations or that compliance with current regulations assures future capability to distribute and sell our products.

We could be adversely affected if other government or private third-party payors decrease or otherwise limit the amount, price, scope or other eligibility requirements for reimbursement for the purchasers of our products.

Prices in many of our principal markets are subject to local regulation and certain pharmaceutical products, such as our Proprietary and Distribution products, are subject to price controls. In the United States, where reimbursement levels for our products are substantially established by third-party payors, a reduction in the payors’ amount of reimbursement for a product may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price-related concessions. These actions could have a negative effect on our financial results, particularly in cases where our products command a premium price in the marketplace or where changes in reimbursement rates induce a shift in the site of treatment. The existence of direct and indirect price controls and pressures over our products has affected, and may continue to materially adversely affect, our ability to maintain or increase gross margins.

Also, the intended use of a drug product by a physician can affect pricing. Physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These off-label uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. Reimbursement for such off-label uses may not be allowed by government payors. If reimbursement for off-label uses of products is not allowed by Medicare or other third-party payors, including those in the United States or the European Union, we could be adversely affected. For example, Centers for Medicare and Medicaid (“CMS”) could initiate an administrative procedure known as a National Coverage Determination (“NCD”), by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.

If we fail to comply with our obligations under U.S. governmental pricing programs, we could be required to reimburse government programs for underpayments and could pay penalties, sanctions, and fines.

The issuance of regulations and coverage expansion by various governmental agencies relating to the Medicaid rebate program will increase our costs and the complexity of compliance and will be time-consuming. Changes to the definition of “average manufacturer price” (AMP), and the Medicaid rebate amount under the Affordable Care Act and CMS and the issuance of final regulations implementing those changes has affected and could further affect our 340B “ceiling price” calculations. When we participate in the Medicaid rebate program, we are required to report “average sales price” (ASP), information to CMS for certain categories of drugs that are paid for under Part B of the Medicare program. Future statutory or regulatory changes or CMS binding guidance could affect the ASP calculations for our products and the resulting Medicare payment rate and could negatively impact our results of operations.

Generally, the Medicaid rebate program, also known as the “340B Program,” has been subject to numerous recent challenges, leading to ongoing uncertainty in various areas. There is pending litigation regarding on what can reasonably constitute a 340B eligible patient, which could significantly expand the covered entity patient description. Recent litigation also clarified that manufacturers have no obligation under the 340B statute to provide 340B drugs to an unlimited number of contract pharmacy locations, as the program struggles with increasing participation by contract pharmacies. Most notably, on June 15, 2022, after many years of ongoing litigation, the U.S. Supreme Court unanimously overturned a substantial Medicare Part B payment reduction to many 340B Program participating hospitals related to certain outpatient prescription drugs provided to Medicare patients in American Hospital Association v. Becerra. It is unclear how such current and pending litigation could spur new regulations and also affect the scope and demands of the 340B Program, which could affect our products and operations in ensuring compliance with Program requirements.

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

In December 2013, we signed a collective bargaining agreement with the employees’ committee established by our employees at our Beit Kama production facility in Israel and the Histadrut (General Federation of Labor in Israel) (“Histadrut”), which expired in December 2017. In November 2018, we signed a further collective bargaining agreement with the employees’ committee and the Histadrut, which expired in December 2021. In July 2022, we signed a new collective agreement with the Histadrut; while the agreement will be effective through the end of 2029, certain economic terms may be renegotiated by the parties following the lapse of the four year anniversary of the agreement. We have experienced labor disputes and work stoppages in the past. For example, on March 3, 2022, during the course of our negotiations with the Histadrut and the employees’ committee on the renewal of the collective bargaining agreement, the employee’s committee declared a labor dispute, and on April 26, 2022, a strike was initiated by the employee’s committee, which continued until the new agreement was signed in July 2022. As a result of the labor strike, in the year ended December 31, 2022, our gross profit was impacted by a $4.3 million loss associated with the effect of the work-stoppage at the Israeli plant. In addition, in December 2020, during the course of our negotiations with the Histadrut and the employees’ committee on severance remuneration for employees who may be laid-off as part of the workforce down-sizing as a result of the transfer of GLASSIA manufacturing to Takeda that we implemented during 2021, the employee’s committee declared a labor dispute, which was subsequently concluded during February 2021 following the execution of a special collective bargaining agreement governing such severance terms. In March 2023, we entered into an additional special collective bargaining agreement with the employees’ committee and the Histadtrut governing severance remuneration terms for employees who may be laid-off in connection with the potential staff reductions, when needed, in order to adjust to lower plant utilization. Any future disputes with the employees’ committee and the Histadrut over the implementation or the interpretation or the renewal of the collective bargaining agreement may lead to additional labor costs and/or work stoppages, which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

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

Our success, like the success of many other biotechnology companies, is heavily dependent on intellectual property and on patents in particular. The procurement and enforcement of patents in the biotechnology industry is complex from a technological and legal standpoint, and the process is therefore costly, time-consuming and inherently uncertain. In addition, on September 16, 2011, the AIA was signed into law. The AIA included a number of significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application with the United States Patent and Trademark Office (“USPTO”) after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. As a result of this change of law, if we do not promptly file a patent application at the time of a new product’s invention, and if a third party subsequently invented and patented such product, we would lose our right to patent such invention.

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

The conduct of our business, our Proprietary and/or Distribution products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. For example, certain of our competitors and other third parties own patents and patent applications in the realm of our biosimilars distribution products, or in areas relating to critical aspects of our business and technology, including the separation and purification of plasma proteins, the composition of AAT, the use of AAT for different indications, and the distribution or use of recombinant or biosimilar pharmaceutical products, and these competitors may in the future allege that we are infringing on their patent rights. We may also be subject to claims that we are infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks, copyrights or trade secrets. Third parties could therefore bring claims against us or our strategic partners that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if such a claim were brought against us, our strategic partners or our manufacturer suppliers for Distribution products, we or they could be forced to permanently or temporarily stop or delay manufacturing, exportation or sales of such product or product candidate that is the subject of the dispute or suit. See also “We recently entered into agreements for future distribution in Israel of several biosimilar product candidates, and the successful future distribution of these products is dependent upon several factors some of which are beyond our control.”

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

Risks Related to Our Financial Position and Capital Resources

We have incurred significant losses since our inception and while we were profitable in the three years ended December 31, 2020, we incurred operating losses in the last two fiscal years and may not be able to achieve or sustain profitability.

As of December 31, 2022, our cash and cash equivalents and short-term investments were $34.3 million. Since inception, we have incurred significant operating losses, and while we were profitable in the three years ended December 31, 2020, we incurred net losses of $2.3 million and $2.2 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $48.5 million.

The acquisition of the portfolio of four FDA-approved products in November 2021 resulted in the recognition of significant balances of intangible assets as well as contingent consideration and other long-term liabilities. The recognized value of the intangible assets is amortized over their expected useful life, resulting in significant amortization expenses captured as costs of goods sold and sales and marketing expenses. For the year ended December 31, 2022, such amortization expenses totaled $7.1 million. The contingent consideration and other long-term liabilities are reevaluated at the end of each reporting period resulting in significant reevaluation cost recognized as financial expenses. For the year ended December 31, 2022, such financial expenses totaled $6.3 million. We estimate to incur these significant depreciation and financial expenses for the foreseeable future. For additional information, see Note 5b in our consolidated financial statements included in this Annual Report.

While the recent acquisition of a portfolio of four FDA-approved plasma-derived hyperimmune commercial products represented an important growth driver and revenue source, there can be no assurance that we will be able to continue to reap the benefits of such acquisition and we may not be able to generate or sustain profitability in future years.

Our financial position and operations may be affected as a result of the indebtedness we incurred and the liabilities we assumed in connection with the recent acquisition of the portfolio of four FDA-approved products.

On November 15, 2021, to partially fund the acquisition of the portfolio of four FDA-approved products, we obtained a $40 million debt facility from Bank Hapoalim B.M., comprised of a $20 million short-term revolving credit facility and a $20 million five-year loan. Effective as of January 1, 2023, the financing facility was amended such that the $20 million short-term revolving credit facility was replaced with a NIS 35 million (approximately $10 million) credit facility. The indebtedness incurred may have significant adverse consequences on our business, including:

●	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, or other general business purposes;

●	require the use of a substantial portion of our cash to service our indebtedness rather than investing our cash to fund our strategic growth opportunities and plans, working capital and capital expenditures;

●	expose us to the risk of increased interest rates as these borrowings are subject to the Secured Overnight Financing Rate (“SOFR”), (i) in the case of the long-term loan, SOFR + 2.18%; and (ii) in the case of the credit facility, PRIME + 0.55;

●	limit our flexibility to plan for, or react to, changes in our business and industry;

●	increase our vulnerability to the impact of adverse economic, competitive and industry conditions;

●	prevent us from pledging our assets as collateral, which could limit our ability to obtain additional debt financing;

●	place us at a competitive disadvantage compared to our competitors that have less debt, better debt servicing options or stronger debt servicing capacity; and

●	increase our cost of borrowing.

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

In addition, as part of the acquisition of the portfolio of four FDA-approved products, we agreed to pay and assumed the following liabilities:

●	Up to $50 million of contingent consideration subject to achievement of sales thresholds through December 31, 2034.

●	A total amount of $14.2 million on account of acquired inventory which will be paid in ten equal quarterly instalments of $1.5M each (or the remaining balance at the final instalment).

●	Future payment of royalties (some of which are perpetual) and milestone payments to third parties subject to the achievement of corresponding CYTOGAM related net sales thresholds and milestones.

The future payments of such obligations may have a significant effect on our cash availability in future periods and may potentially require us to assume more debt. For additional information, see Note 5b in our consolidated financial statements included in this Annual Report.

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

As of December 31, 2022, we had cash and short-term investments of $34.3 million. We plan to fund our future operations through continued sale and distribution of our proprietary and distribution products, commercialization and or out-licensing of our pipeline product candidates, and as requires raising additional capital through the sale of equity or debt. These amounts may not be sufficient to complete the research and development of all of our candidates, and there can be no assurances of the financial success of our commercialization activities or our ability to access the equity and debt capital markets on terms acceptable to us, if at all. To the extent we are unable to fund our research and development, our future product development activities could be materially adversely affected.

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

The failure of Silicon Valley Bank and recent turmoil in the banking industry may negatively impact our business, results of operations and financial condition.

On March 10, 2023, the California Department of Financial Protection and Innovation closed Silicon Valley Bank (“SVB”) and appointed Federal Deposit Insurance Corporation (the “FDIC”) receiver. On March 12, 2023, the Department of the Treasury, the Federal Reserve, and the FDIC jointly released a statement that depositors at SVB would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception.

As of March 10, 2023, our wholly owned subsidiary KI Biopharma LLC had approximately $0.6 million held at SVB, which represents approximately 3% of our consolidated cash and cash equivalents balance as of March 10, 2023. Our subsidiary could experience payment disruptions during the interim. Notwithstanding the situation with SVB, we believe our current cash and cash equivalents and expected future cash to be generated by our operational activities will be sufficient to satisfy our liquidity requirements for at least the next 12 months.

Despite the measures taken by the United States federal government, there is great uncertainty in the markets regarding the stability of regional banks and the safety of deposits in excess of the FDIC insured deposit limits. The ultimate outcome of these events, and whether further regulatory actions will be taken, cannot be predicted. Further, these events may make equity or debt financing more difficult to obtain, and additional equity or debt financing might not be available on reasonable terms, if at all; difficulties obtaining equity or debt financing could have a material adverse effect on our financial condition, as well as our ability to continue to grow our operations.

Risks Related to Our Ordinary Shares

The requirements of being a public company in the United States, as well as in Israel, may strain our resources and distract our management, which could make it difficult to manage our business and could have a negative effect on our results of operations and financial condition.

As a public company whose shares are traded on Nasdaq and the Tel Aviv Stock Exchange (the “TASE”), we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements is time consuming, and may result in increased costs to us and could have a negative effect on our business, results of operations and financial condition. As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports, and file or make public certain additional information, with respect to our business and financial condition. SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, as our business changes and if we expand either through acquisitions or by means of organic growth, our internal controls may become more complex and we will require significantly more resources to ensure our internal controls remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could impact our financial information and adversely affect our operating results or cause us to fail to meet our reporting obligations. If we identify material weaknesses, the disclosure of that fact, even if quickly remediated, could require significant resources to remediate, expose us to legal or regulatory proceedings, and reduce the market’s confidence in our financial statements and negatively affect our share price.

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

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market price of equity securities of many companies. Broad market and industry fluctuations, as well as general economic, political and market conditions, may negatively impact the market price of our ordinary shares. For example, during the year ended December 31, 2022, the stock market experienced extreme price and volume fluctuations, and our share price declined.

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

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could be negatively impacted.

The trading market for our ordinary shares may be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or, if they do, provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact our share price or trading volume.

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

The FIMI Opportunity Funds own 9,452,708 of our outstanding ordinary shares (representing an ownership percentage of 21.1% of the outstanding shares and 20.2% on a fully diluted basis as of March 15, 2023). Pursuant to a registration rights agreement entered into with FIMI Opportunity Funds on January 20, 2020, they have “demand” and “piggyback” registration rights covering the ordinary shares of our company held by them. All shares of FIMI Opportunity Funds sold pursuant to an offering covered by a registration statement would be freely transferable. Sales of a substantial number of shares of our ordinary shares, or the perception that the FIMI Opportunity Funds may exercise their registration rights, could put downward pressure on the market price of our ordinary shares and could impair our future ability to raise capital through an offering of our equity securities.

The significant share ownership positions and board representation of the FIMI Opportunity Funds, Leon Recanati and Jonathan Hahn may limit our shareholders’ ability to influence corporate matters.

The FIMI Opportunity Funds (three of whose partners are members of our board of directors, one of which serves as our Chairman), Leon Recanati and Jonathan Hahn, members of our board of directors, beneficially owned, directly and indirectly, approximately 21.1%, 8.1% and 4.3% of our outstanding ordinary shares, respectively, as of March 15, 2023. For additional information, see “Item 6. Directors, Senior Management and Employees — Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” Accordingly, the FIMI Opportunity Funds, Leon Recanati, and the Hahn family through their equity ownership and board representation, individually and collectively, have significant influence over the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed acquisition, merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares. On March 6, 2013, a shareholders agreement was entered into, effective March 4, 2013, pursuant to which Mr. Recanati and any company controlled by him (collectively, the “Recanati Group”), on the one hand, and Damar Chemicals Inc. (“Damar”), TUTEUR S.A.C.I.F.I.A (“Tuteur”) (companies controlled by the Hahn family) and their affiliates (collectively, the “Damar Group”), on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company. We are not party to such agreement or bound by its terms. As a result of such voting agreement, the Recanati Group and the Damar Group and their affiliates together have significant influence over the election of directors of the company.

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

We are a foreign private issuer and, as a result, are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and/or less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and are not subject to the insider short-swing profit disclosure and recovery regime.

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

We have never declared or paid any cash dividends on our ordinary shares and do not intend to pay any cash dividends. Any agreements that we may enter into in the future may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. In addition, Israeli law limits our ability to declare and pay dividends and may subject our dividends to Israeli withholding taxes. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

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

In addition, the Israeli Government recently proposed a broad judicial reform in Israel. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed judicial reform, if adopted, may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed judicial reform may also adversely affect the labor market in Israel or lead to political instability or civil unrest. Actual or perceived political or judicial instability in Israel or any negative changes in the political environment may adversely affect the Israeli economy and financial condition and, in turn, our business, financial condition, results of operations, growth prospects and market price of our shares, as well as on our ability to raise additional capital.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2022, we had 360 employees based in Israel. Certain of our Israeli employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to their, or their spouse’s, military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

The tax benefits under Israel tax legislation that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We have obtained a tax ruling from the Israel Tax Authority according to which, among other things, our activity has been qualified as an “industrial activity,” as defined in the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), and is also eligible for tax benefits as a “Privileged Enterprise,” which apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status are scheduled to expire at the end of 2023.

In order to remain eligible for the tax benefits of a Privileged Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and must also comply with the conditions set forth in the tax ruling. These conditions include, among other things, that the production, directly or through subcontractors, of all our products should be performed within certain regions of Israel. If we do not meet these requirements, the tax benefits would be reduced or canceled and we could be required to refund any tax benefits that we received in the past, in whole or in part, linked to the Israeli consumer price index, together with interest. Further, these tax benefits may be reduced or discontinued in the future. If these tax benefits are canceled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 23% since 2018. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

In the future, we may not be eligible to receive additional tax benefits under the Investment Law if we increase certain of our activities outside of Israel. Additionally, in the event of a distribution of a dividend from the abovementioned tax exempt income, in addition to withholding tax at a rate of 20% (or a reduced rate under an applicable double tax treaty), we will be subject to tax on the otherwise exempt income (grossed-up to reflect the pre-tax income that we would have had to earn in order to distribute the dividend) at the corporate tax rate applicable to our Privileged Enterprise’s income, which would have been applied had we not enjoyed the exemption. Similarly, in the event of our liquidation or a share buyback, we will be subject to tax on the grossed-up amount distributed or paid at the corporate tax rate which would have been applied to our Privileged Enterprise’s income had we not enjoyed the exemption. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

Tax matters, including changes in tax laws, adverse determinations by taxing authorities and imposition of new taxes could adversely affect our results of operations and financial condition. Furthermore, we may not be able to fully utilize our net operating loss carryforwards.

We are subject to the tax laws and regulations of the State of Israel and numerous other jurisdictions in which we do business. Many judgments are required in determining our provision for income taxes and other tax liabilities, and the applicable tax authorities may not agree with our tax positions. In addition, our tax liabilities are subject to other significant risks and uncertainties, including those arising from potential changes in laws and/or regulations in the State of Israel and the other countries in which we do business, the possibility of adverse determinations with respect to the application of existing laws, changes in our business or structure and changes in the valuation of our deferred tax assets and liabilities. As of December 31, 2022, we had net operating loss carryforwards (“NOLs”) for tax purposes of approximately $26.5 million. If we are unable to fully utilize our NOLs to offset taxable income generated in the future, our future cash taxes could be materially and negatively impacted. For further detail regarding our NOLs, see Note 22 in our consolidated financial statements included in this Annual Report.

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

We depend on the continued service and performance of our key employees, including Amir London, our Chief Executive Officer, and our other senior management staff. We have entered into employment agreements with all of our senior management, including Mr. London, and other key employees. Either party, however, can terminate these agreements for any reason. The loss of key members of our executive management team could disrupt our operations, commercial and business development activities, or product development and have an adverse effect on our ability to meet our targets and grow our business.

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

Our operations are subject to risks inherent to conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. These risks include fluctuations in currency exchange rates, changes in exchange controls, loss of business in government and public tenders that are held annually in many cases, nationalization, expropriation and other governmental actions, availability of raw materials, changes in taxation, importation limitations, export control restrictions, changes in or violations of applicable laws, including applicable anti-bribery and anti-corruption laws, such as the FCPA and the U.K. Bribery Act of 2010, pricing restrictions, economic and political instability, disputes between countries, personnel culture differences, diminished or insufficient protection of intellectual property, and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection or social unrest. Failure to comply with, or material changes to, the laws and regulations that affect our global operations could have an adverse effect on our business, financial condition or results of operations.

As a result of our increased global presence, we face increasing challenges that could adversely impact our results of operations, reputation and business.

In light of our global presence, especially following our entry into new international markets and particularly in the MENA region, we face a number of challenges in certain jurisdictions that provide reduced legal protection, including poor protection of intellectual property, inadequate protection against crime (including bribery, corruption and fraud) and breaches of local laws or regulations, unstable governments and economies, governmental actions that may inhibit the flow of goods and currency, challenges relating to competition from companies that already have a local presence in such markets and difficulties in recruiting sufficient personnel with appropriate skills and experience.

Local business practices in jurisdictions in which we operate, and particularly in the MENA region, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the FCPA and the U.K. Bribery Act of 2010) to which we are subject. Although we implement policies and procedures designed to ensure compliance with these laws, we cannot guarantee that none of our employees, contractors, service providers, partners, distributors and agents, will not violate our policies or applicable law. Any such violation could have an adverse effect on our business and reputation and may expose us to criminal or civil enforcement actions, including penalties and fines.

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

Changes to the Internal Revenue Code, the issuance of administrative rulings or court decisions could impact our business. Tax legislation enacted in recent years made significant and wide-ranging changes to the U.S. Internal Revenue Code. Many aspects of such legislation that could affect our business remain subject to considerable uncertainty. Further, it is impossible to predict the occurrence or timing of any additional tax legislation or other changes in tax law that materially affect our business or investors.

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

Commencing in 2021, Russian President Vladimir Putin ordered the Russian military to begin massing thousands of military personnel and equipment near its border with Ukraine and in Crimea, representing the largest mobilization since the illegal annexation of Crimea in 2014. President Putin has initiated troop movements into the eastern portion of Ukraine and continues to threaten an all-out invasion of Ukraine. On February 22, 2022, the United States and several European nations announced sanctions against Russia in response to Russia’s actions. On February 24, 2022, President Putin commenced a full-scale invasion of Russia’s pre-positioned forces into Ukraine, which has had a negative impact on supply chains and the economy and business activity globally. Furthermore, Russia’s ongoing military actions in Ukraine, and the varying involvement of the United States and other NATO countries precludes prediction as to the ultimate adverse impact on global economic and market conditions, and, as a result, presents material uncertainty and risk with respect to our operations and the price of our shares.

To date, our operations have not been materially impacted by Russia’s invasion of Ukraine, however, we may not be able to continue and supply our products to our Russian distributor, and even if we are able to continue the supply of product, there can be no assurance that our distributor may be able to pay us for such products given the actions by the Russian government to seize all international foreign currency payments. Our revenues, profitability and financial condition may be affected if we are unable to continue to sell our products to the Russian market and/or are not able to collect due proceeds from previous and/or future product sales. Additionally, the impact of higher energy prices and higher prices for certain raw materials and goods and services resulting in higher inflation and disruptions to financial markets and disruptions to manufacturing and supply and distribution chains for certain raw materials and goods and services across the globe may impact our business in the future. We continue to assess and respond where appropriate to any direct or indirect impact that the Russian invasion of Ukraine has on the availability or pricing of the raw materials for our products, manufacturing and supply and distribution chains for our products and on the pricing and demand for our products.

Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance (“ESG”) initiatives could increase our costs or otherwise adversely impact our business.

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. While we may at times engage in voluntary ESG initiatives, such initiatives may be costly and may not have the desired effect. If our ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, we may be subject to investor or regulator engagement regarding such matters. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

Item 4. Information on the Company

Corporate Information

We were incorporated under the laws of the State of Israel on December 13, 1990, under the name Kamada Ltd. In August 2005, we successfully completed an initial public offering on the TASE. In June 2013, we successfully completed an initial public offering in the United States on Nasdaq. The address of our principal executive office is 2 Holzman St., Science Park, P.O. Box 4081, Rehovot 7670402, Israel, and our telephone number is +972 8 9406472. Our website address is www.kamada.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect the Annual Report on that website.

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

Business Overview

We are a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field focused on diseases of limited treatment alternatives. We are also advancing an innovative development pipeline targeting areas of significant unmet medical need. Our strategy is focused on driving profitable growth from our significant commercial catalysts as well as our manufacturing and development expertise in the plasma-derived and biopharmaceutical markets.

We operate in two segments: (i) the Proprietary Products segment, which includes our six FDA approved plasma-derived biopharmaceutical products - CYTOGAM, KEDRAB, WINRHO SDF, VARIZIG, HEPGAM B and GLASSIA, as well as KAMRAB, KAMRHO (D) and two types of equine-based anti-snake venom (ASV) products; all of which we market internationally in more than 30 countries. We manufacture our proprietary products at our cGMP compliant FDA-approved production facility located in Beit Kama, Israel, using our proprietary platform technology and know-how for the extraction and purification of proteins and IgGs from human plasma, as well as at third party contract manufacturing facilities; and (ii) the Distribution segment, in which we leverage our expertise and presence in the Israeli market by distributing, for use in Israel, more than 25 pharmaceutical products supplied by international manufacturers and have recently added eleven biosimilar products to our portfolio, which, subject to EMA and IMOH approvals, are expected to be launched in Israel through 2028.

As part of our Proprietary Products segment, we sell CYTOGAM, a Cytomegalovirus Immune Globulin Intravenous (Human) (CMV-IGIV), indicated for prophylaxis of CMV disease associated with solid organ transplantation in the United States and Canada. Total revenues from sales of CYTOGAM for the year ended December 31, 2022, the first full year during which we sold the product, was $22.6 million.

We market KEDRAB, a human rabies immune globulin (HRIG), in the United States through a strategic distribution and supply agreement with Kedrion. Our 2022 revenues from sales of KEDRAB to Kedrion totaled $16.2 million as compared to $11.9 million and $18.3 million during 2021 and 2020, respectively. Sales of KEDRAB by Kedrion in the United States during the years 2022, 2021 and 2020 totaled $36.2 million, $24.7 million, and $23.7 million, respectively. Based on the information provided by Kedrion, these sales represent approximately 32%, 27% and 23% share of the relevant U.S. market in each of these years, respectively. KEDRAB in-market sales by Kedrion during 2022 grew in comparison to the pre-COVID-19 pandemic sales and we anticipate this trend to continue during 2023 and beyond.

We believe that sales of CYTGOM and KEDRAB in the U.S. market, which generated more than 50% of gross profitability in the year ended December 31, 2022, will continue to increase in the coming years and will be a major growth catalyst for the foreseeable future.

We sell WINRHO SDF, VARIZIG and HEPGAM B, in the United States, Canada and several other international markets, mainly in the Middle East and North Africa (“MENA”) regions. Total revenues from sales of these products for the year ended December 31, 2022, the first full year during which we sold these products, was $29.5 million.

For the year ended December 31, 2022, we generated combined revenues of $52.1 million through sales of CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B, the portfolio of four FDA-approved products that we acquired in November 2021. The 2022 revenues from this portfolio represent a 24% year over year increase compared to the $41.9 million of total revenues generated by this portfolio during the year ended December 31, 2021.

We market GLASSIA in the United States through a strategic partnership with Takeda. During 2021, Takeda completed the technology transfer of GLASSIA manufacturing to its facility in Belgium and received the required FDA approval and initiated its own production of GLASSIA for the U.S. market. In addition, during 2021, Takeda obtained a marketing authorization approval for GLASSIA from Health Canada. During the first quarter of 2022, Takeda began to pay us royalties on sales of GLASSIA manufactured by Takeda, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. In 2022, we received a total of $14.2 million from Takeda, of which $12.2 of sales-based royalty income (for the period between March and December of 2022) and a $2.0 million one-time payment on account of the transfer, to Takeda, of the GLASSIA U.S. BLA. Based on current GLASSIA sales in the U.S. and forecasted future growth, we expect to receive royalties from Takeda in the range of $10 million to $20 million per year for 2023 to 2040 on GLASSIA sales. Historically, we generated revenues on sales of GLASSIA, manufactured by us, to Takeda for further distribution in the United States. Our revenues from sales of GLASSIA to Takeda totaled $26.2 million and $64.9 million during 2021 and 2020, respectively. During 2021, we also recognized revenues of $5.0 million on account of a sales milestone associated with GLASSIA sales by Takeda.

We also market GLASSIA in other counties through local distributors. Total revenues derived from sales of GLASSIA in all other countries during 2022 was $5.9 million, as compared to $7.6 million and $5.5 million during 2021 and 2020, respectively. These ex-U.S. market sales of GLASSIA generated approximately 40% gross margin in the year ended December 31, 2022.

Our 2022 revenues from the sales of the remaining Proprietary products, including KAMRAB (a human rabies immune globulin (HRIG) sold by us outside the U.S. market) and KAMRHO (D) IM (for prophylaxis of hemolytic disease of newborns), as well as our anti-snake venoms, totaled $13.9 million, as compared to $18.4 million and $11.2 million during 2021 and 2020, respectively.

We own an FDA licensed plasma collection center that we acquired in March 2021 from the privately held B&PR based in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). For the year ended December 31, 2022, we generated $0.4 million in revenues from this plasma collection center, which were included in our Proprietary Products revenues. See below “— Recent Acquisitions.” We are in the process of significantly expanding our hyper-immune plasma collection capacity in this center. We obtained FDA approval for the collection of hyper-immune plasma to be used in the manufacture of KEDRAB, which is plasma that contains high levels of antibodies from donors who have been previously vaccinated by an active rabies vaccine and plan to start collections of such plasma during 2023. We also intend to leverage our FDA license to establish additional plasma collection centers in the United States, with the intention of collecting normal source plasma to be sold for manufacturing by third parties, as well as hyper-immune specialty plasma required for manufacturing of our proprietary products. We believe that the expansion of our plasma collection capabilities will allow us to better support our plasma needs as well as generate additional revenues through sales of collected normal source plasma. To that end, during March 2023, we entered into a lease for a new plasma collection center in Uvalde, Houston, Texas and expect to commence operations at the new center following the completion of its construction and obtaining the required regulatory approvals.

Our Distribution segment is comprised of sales in Israel of pharmaceutical products manufactured by third parties. Sales generated by our Distribution segment during 2022 totaled $ 26.7 million, as compared to $28.1 million and $32.3 million during 2021 and 2020, respectively. The majority of the revenues generated in our Distribution segment are from plasma-derived products manufactured by European companies, and its sales represented approximately 75%, 84% and 89% of our Distribution segment revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Over the past several years we continued to extend our Distribution segment products portfolio to non-plasma derived products, including recently entering into an agreement with Alvotech and two additional companies for the distribution in Israel of eleven different biosimilar products which, subject to EMA and subsequently IMOH approvals, are expected to be launched in Israel through 2028. We believe that sales generated by the launch of the biosimilar products portfolio will become a major growth catalyst. We currently estimate the potential aggregate peak revenues, achievable within several years of launch, generated by the distribution of all eleven biosimilar products to be approximately $40 million annually.

In addition to our commercial operation, we invest in research and development of new product candidates. Our leading investigational product is Inhaled AAT for AATD, for which we are continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. We have additional product candidates in early development stage. For additional information regarding our research and development activities, see “— Our Development Product Pipeline”.

We continue to focus on driving profitable growth through expanding our growth catalysts which include: investment in the commercialization and life cycle management of our commercial Proprietary products, led by CYTOGAM and KEDRAB sales in the U.S. market; continued growth of our Proprietary hyper-immune portfolio’s revenues in existing and new geographic markets through registration and launch of the products in new territories; expanding sales of GLASSIA in ex-U.S. markets; generating royalties from GLASSIA sales by Takeda; expanding our plasma collection capabilities in support of our growing demand for hyper-immune plasma as well as sales of normal source plasma to other plasma-derived manufacturers; continued increase of our Distribution segment revenues specifically through launching the eleven biosimilar products in Israel; and leveraging our FDA-approved IgG platform technology, manufacturing, research and development expertise to advance development and commercialization of additional product candidates, including our investigational Inhaled AAT product, and identify potential commercial partners for this product.

We currently expect to generate total revenues for the fiscal year 2023 in the range of $138 million to $146 million and EBITDA in the range of $22 million to $26 million. The mid- range points of the projected 2023 revenue and EBITDA forecast represent a 10% and 35% growth over fiscal year 2022, respectively.

Recent Acquisitions

Acquisition of IgG portfolio

In November 2021, we acquired a portfolio of four FDA approved plasma-derived hyper-immune commercial products from Saol. For a description of the four products acquired from Saol, CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF, see below “— Our Commercial Product Portfolio — Proprietary Products Segment.” The acquisition of this portfolio furthered our core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the MENA region, and to broaden our portfolio offering in existing markets. Our wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers.

Under the terms of the agreement, we paid Saol a $95 million upfront payment, and agreed to pay up to an additional $50 million of contingent consideration subject to the achievement of sales thresholds for the period commencing on the acquisition date and ending on December 31, 2034. The first sales threshold was achieved by the end of 2022, and a $3 million contingent consideration payment was paid to Saol during the first quarter of 2023. Subject to certain conditions defined in the agreement between the parties, we may be entitled for up to $3.0 million credit deductible from the contingent consideration payments due for the years 2023 through 2027. In addition, we acquired inventory valued at $14.4 million and agreed to pay the consideration to Saol in ten quarterly installments of $1.5 million each or the remaining balance at the final installment, of which we paid four installments of $1.5 million each to Saol during 2022.

To partially fund the acquisition costs, we obtained a $40 million financing facility from the Israeli Bank Hapoalim B.M., comprised of a $20 million five-year loan and a $20 million short-term revolving credit facility. Effective as of January 1, 2023, the financing facility was amended such that the $20 million short-term revolving credit facility was replaced with a NIS 35 million (approximately $10 million) credit facility. For information regarding the financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facility and Loan Agreement with Bank Hapoalim B.M.”

In connection with the acquisition, we entered into a transition services agreement (TSA) with Saol, under which Saol provided to us during 2022 certain services and support (including, managing sales and distribution, payment collection, logistics management, price reporting, regulatory affairs, medical inquiries, quality control complaints and pharmacovigilance), in order to secure the smooth transfer of the acquired assets and related commitments. During the transition period to date, we have recruited staff as needed, and have gradually assumed all operational responsibilities related to the acquired products, including distribution and sales, quality oversight, supply chain activities and finance related issues. In addition, we assumed regulatory responsibility for all products in the United States as of September 2022 following FDA acknowledgment of the BLAs transfer, and we assumed regulatory responsibility in Canada for CYTOGAM, WINRHO SDF and VARIZIG as of June 2022 and for HEPAGAM B as of October 2022, following acknowledgment of the Drug Identification Number (“DIN”) transfer by Health Canada. We continue to market inventory acquired from Saol under its label and product serial number.

Pursuant to an earlier engagement with Saol, during 2019, we initiated technology transfer activities for transitioning CYTOGAM manufacturing to our manufacturing facility in Beit Kama, Israel. As a result of the consummation of the IgG portfolio acquisition, which included the acquisition of all rights relating to CYTOGAM, the previous engagement with Saol with respect to this product expired. During December 2022, we submitted a PAS to the FDA for approval to manufacture CYTOGAM at the Beit Kama facility and FDA approval is currently expected by mid-2023. The anticipated FDA approval will mark the successful conclusion of the technology transfer process of CYTOGAM from its previous manufacturer, CSL Behring. A similar application to the Canadian health authorities was submitted in January 2023, with approval expected by the third quarter of 2023.

In connection with the acquisition, we assumed a contract manufacturing agreement with Emergent for the manufacturing of HEPAGAM B, VARIZIG and WINRHO SDF. We expect to continue manufacturing these products with Emergent in the foreseeable future and are considering the initiation of a technology transfer for transitioning the manufacturing of these products to our manufacturing facility in Beit Kama, Israel. The initiation of such a technology transfer would be subject to executing a new, amended manufacturing services agreement with Emergent, as currently contemplated, covering operational aspects and the technology transfer related services and scope. We anticipate that once initiated, such a technology transfer may be completed within four to five years.

Plasma Collection Center Acquisition

In March 2021, we completed the acquisition of the FDA licensed plasma collection center and certain related assets from the privately held B&PR based in Beaumont, Texas, which specializes in the collection of hyper-immune plasma used in the manufacturing of KAMRHO (D), used for prophylaxis of hemolytic disease of newborns. This plasma collection center is one of the few FDA licensed centers in the U.S. collecting the specialty plasma required for this product. The acquisition, for a total consideration of approximately $1.61 million, was consummated through Kamada Plasma LLC, our wholly owned subsidiary, which operates our plasma collection activity in the United States.

Our Commercial Product Portfolio

Our commercial products portfolio includes our proprietary plasma-derived biopharmaceutical products in our Proprietary Products segment, which are marked and sold directly or through strategic partners and local distributers in the U.S., Canada, and additional markets worldwide, as well as licensed products, some of which are plasma-derived, which are marketed and sold by us in our Distribution segment in Israel.

Proprietary Products Segment

Our products in the Proprietary Products segment consist of plasma-derived protein and IgGs therapeutics derived from human plasma that are administered by injection or infusion. We also manufacture anti-snake venom products from equine based serum.

Our Proprietary Products segment sales totaled $102.6 million, $75.5 million and $100.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. For the years ended December 31, 2022, and 2021 (effective from November 22, 2021), revenues from sales of CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF totaled $52.1 million and $5.4 million, respectively. Revenues from sales of KEDRAB to Kedrion for further distribution in the U.S. market totaled $16.2 million, $11.9 million and $18.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. In 2022, we recognized a total of $14.2 million as revenues from Takeda, of which $12.2 million of sales-based royalty income on account of GLASSIA sales by Takeda (for the period between March and December 2022) and a $2.0 million one-time payment on account of the transfer, to Takeda, of the GLASSIA U.S. BLA. Sales of GLASSIA to Takeda for further distribution in the U.S. were terminated during 2021; for the years ended December 31, 2021 and 2020 revenues from the sales of GLASSIA to Takeda totaled $26.2 million and $65.1 million, respectively. In addition, during 2021 we recognized revenues of $5.0 million on account of a sales milestone due from Takeda. Sales of GLASSIA, other than to Takeda, for the years ended December 31, 2022, 2021 and 2020, totaled $5.9 million, $7.6 million and $5.5 million, respectively. Sales of our other Proprietary products (including sales of our development stage Anti-SARS-CoV-2 IgG product during 2020) accounted for the substantial balance of total revenues in the Proprietary Products segment for the years ended December 31, 2022, 2021 and 2020.

The following tables lists our Proprietary Products:

Product	Indication	Active Ingredient	Geography
CYTOGAM	Prophylaxis of Cytomegalovirus (CMV) disease in kidney, lung, liver, pancreas, heart and heart/lung transplants	Cytomegalovirus Immune Globulin Intravenous (Human)	USA, Canada, and Qatar***

KAMRAB/ KEDRAB	Prophylaxis of rabies disease	Anti-rabies immunoglobulin (Human)	USA, Israel, India, Thailand, El Salvador, Bosnia***, Russia*, Mexico*, Georgia*, Ukraine*, Poland***, South Korea***, Canada, Australia, Argentina***, and Brazil***.

WINRHO SDF	Immune thrombocytopenic purpura (ITP) and suppression of rhesus isoimmunization (RH)	Rho(D) immunoglobulin (Human)	USA, Canada, Egypt, Hong Kong, Kuwait, Saudi Arabia, South Korea, Turkey, UAE, Uruguay, and Iraq**

HEPAGAM B	Prevention of Hepatitis B recurrence liver transplants and post-exposure prophylaxis	Hepatitis B immunoglobulin (Human)	USA, Canada, Turkey, Israel, Saudi Arabia***, UAE, Bahrain***, Moldova*** and Kuwait*

VARIZIG	Post exposure prophylaxis of Varicella in high risk individuals	Varicella Zoster Immunoglobulin (Human)	USA, Canada, Belgium***, Kuwait***, Netherlands***, Sweden***, UAE***, Norway***, Denmark***, Brazil and Estonia***

GLASSIA (or Ventia/Respikam in certain countries)	Intravenous AATD	Alpha-1 Antitrypsin (Human)	USA, Canada**, Israel, Russia, Brazil*, Argentina, Uruguay**, South Africa***, Colombia**, Albania**, Kazakhstan**, and Costa Rica**

KamRho (D) IM	Prophylaxis of hemolytic disease of newborns	Rho(D) immunoglobulin (Human)	Israel, Brazil, India*, Argentina, Paraguay, Chile, Russia, Nigeria*, Thailand*, Costa Rica** and the Palestinian Authority

KamRho (D) IV	Treatment of immune thermobocytopunic purpura	Rho(D) immunoglobulin (Human)	India* and Argentina*

Snake bite antiserum	Treatment of snake bites by the Vipera palaestinae and the Echis coloratus	Anti-snake venom	Israel

*	We have regulatory approval but did not market the product in this country in 2022.
**	Product was registered, but we have not yet started sales.
***	Product was marketed without registration.

Propriety Products

CYTOGAM

CYTOGAM (Cytomegalovirus Immune Globulin Intravenous (Human)) (CMV-IGIV) is indicated for CMV disease associated with the transplantation of the kidney, lung, liver, pancreas and heart. CYTOGAM, approved by the FDA in 1998, is the sole FDA-approved immunoglobulin (IgG) product for this indication, and was acquired by us from Saol in November 2021.

CYTOGAM is administered within 72 hours after transplantation and then at weeks 2, 4, 6, 8, 12 and 16 after transplantation. The precise dosage is adjusted according to patient’s weight. CMV seroprevalence in the US is estimated at 50-80% among adults. CMV is typically passed through direct personal contact. A seropositive status indicates exposure to the virus and development of antibodies against CMV. After initial infection, CMV establishes lifelong latency in the host. Immunocompetent individuals possess few defenses, which protect mostly from infection and clinical symptoms (cell-mediated immunity). Immunocompromised patients, such as transplant patients, are vulnerable to both de novo and reactivation of CMV. In SOTs, seronegative recipients (R-) receiving seropositive organs (D+) have the highest risk of CMV infection and disease. The occurrence of disease caused by CMV in transplanted patients without prophylaxis in patients undergoing lung or heart-lung transplantation is 50%-75%, 9%-23% after heart transplantation, 22%-29% after liver transplantation, and 8%-32% after kidney transplantation. Investigational studies have shown that administration of CMV-IGIV is associated with neutralization of free CMV particles, which may lead to specific activation of the immune system, by raising relevant antibodies to levels capable of attenuating or reducing the incidence of serious CMV disease post-transplantation.

Based on the Organ Procurement and Transplantation Network (OPTN), in the U.S., there were more than 42,000 SOT procedures performed during 2022. The OPTN also suggests that the number of transplants each year continues to accelerate and in each of the past 11 years, new annual records have been set in the number of deceased donors nationwide. Transplantation has also increased as a result of greater and more successful usage of organs from less traditional donors, including older individuals and people who have died of cardiorespiratory failure. Several available antivirals (ganciclovir and valganciclovir) are being used and are considered standards of care for the prevention of CMV infection in high-risk patients. As CMV infection in immunocompromised solid organ transplant patients can be severe and life-threatening, we believe that administration of CYTOGAM together with the available antivirals may provide additional protection in preventing CMV disease for certain high-risk transplant populations, such as lung and heart transplant. We believe there is an under-utilization of CYTOGAM as prophylaxis to CMV in high risk populations within SOT due to lack of new data and awareness regarding the benefits of combination CYTOGAM and antiviral therapy, and by addressing these deficits, higher usage rates can be supported.

CYTOGAM is registered and sold in the United States and Canada. In addition, CYTOGAM is supplied on a named patient basis without registration in Qatar. We plan to leverage our existing international distribution network to explore the opportunities to register and commercialize the product in other territories. In addition, we are currently working with key opinion leaders (“KOLs”) in the U.S. to generate new clinical data in support of CYTOGAM and may explore future label expansion opportunities for the use of CYTOGAM in other indications.

We obtained the approval from Health Canada for the transfer of the DIN in June 2022. We received FDA acknowledgment for the transfer of the ownership of the U.S. BLA for CYTOGAM in September 2022. During December 2022, we submitted an application to the FDA to manufacture CYTOGAM at the Beit Kama facility. The application was submitted as a PAS and FDA approval is currently expected by mid-2023. The anticipated FDA approval will mark the successful conclusion of the technology transfer process of CYTOGAM from the previous manufacturer, CSL Behring. A similar application to the Canadian health authorities was submitted in January 2023, with approval expected by the third quarter of 2023. Our currently available inventory of CYTOGAM is sufficient to meet market demand until the currently anticipated approval schedule.

Total revenues from sales of CYTOGAM for the year ended December 31, 2022, the first full year during which we sold the product, was $22.6 million.

KAMRAB/KEDRAB

KAMRAB is a hyper-immune plasma-derived therapeutic for prophylactic treatment against rabies infection that is administered to patients after exposure to an animal suspected of being infected with rabies. KAMRAB is manufactured at our manufacturing facility in Beit Kama, Israel from plasma that contains high levels of antibodies from donors that have been previously vaccinated by an active rabies vaccine. KAMRAB is administered by a one-time injection, and the precise dosage is a function of the patient’s weight (20 IU/kg).

According to the WHO, rabies is estimated to cause 59,000 human deaths annually in over 150 countries and each year more than 29 million people worldwide receive a post-bite rabies vaccination. This is estimated to prevent hundreds of thousands of rabies deaths annually. The CDC recommends that PEP treatment for people who have never been vaccinated against rabies previously should always include administration of both Human Rabies Immuno Globulin (HRIG) and rabies vaccine. According to the CDC, the combination of HRIG and vaccine is recommended for both bite and non-bite exposures, regardless of the interval between exposure and initiation of treatment.

KAMRAB has been sold by us in various markets outside the United States through local distributors since 2003 and is currently sold in 15 countries, including Canada where it received marketing approval in November 2018, in various South American markets through the PAHO, the specialized international health agency for the Americas, and in Australia in which it received marketing approval in August 2021.

In July 2011, we signed a strategic distribution and supply agreement with Kedrion for the clinical development and marketing in the United States of KAMRAB, pursuant to which Kedrion agreed to bear all the costs required for the Phase 2/3 clinical trials. See “— Strategic Partnerships — Kedrion (KAMRAB/KEDRAB).” The results of a phase 2/3 study demonstrated that KAMRAB was non-inferior to the comparator HRIG product in achieving Rabies Virus Neutralizing Antibody (RVNA) levels of ≥0.5 IU/mL on day 14, when each was co-administered with a rabies vaccine. In addition, KAMRAB was found to be well-tolerated with a safety profile similar to that of the comparator HRIG product. Based on these results, in August 2017, we received FDA approval for the marketing of KAMRAB in the United States for PEP against rabies infection, and in April 2018 we, together with Kedrion, launched the product in the United States under the trademark KEDRAB.

In June 2021, the FDA approved a label update for KEDRAB, establishing the product’s safety and effectiveness in children aged 0 to 17 years. The updates to the KEDRAB label were based on data from the KEDRAB U.S. post marketing pediatric study, the first and only clinical trial to establish pediatric safety and effectiveness of any HRIG in the United States. The KEDRAB U.S. pediatric trial was conducted at two sites, one in Arkansas and another in Rhode Island. The study included 30 pediatric patients (ages 0-17 years old), each of whom received KEDRAB as part of PEP treatment following exposure or suspected exposure to an animal suspected or confirmed to be rabid, and safety follow-up was conducted for up to 84 days. The primary objective of the study was to confirm the safety of KEDRAB in the pediatric population. Secondary objectives included the evaluation of antibody levels and the effectiveness of KEDRAB in the prevention of rabies disease when administered with a rabies vaccine according to the PEP recommended guidelines. No serious adverse events were observed during the study. No incidence of rabies disease or deaths were recorded throughout the 84-day study period. According to the CDC data, no children in the United States treated with post-exposure prophylaxis have been reported to have had rabies between 2018 and April 2021, which supports the use of KEDRAB in children.

Our revenues from sales of KEDRAB to Kedrion during 2022 totaled $16.2 million as compared to $11.9 million and $18.3 million during 2021 and 2020, respectively. Sales of KEDRAB by Kedrion in the United States during the years 2022, 2021 and 2020 totaled $36.2 million, $24.7 million, and $23.7 million, respectively. Based on the information provided by Kedrion, these sales represent approximately 32%, 27% and 23% share of the relevant U.S. market in each of these years, respectively. KEDRAB in-market sales by Kedrion during 2022 grew in comparison to the pre-COVID-19 pandemic sales and we anticipate this trend to continue 2023 and beyond.

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

Immune thrombocytopenic purpura (ITP) is a blood disorder characterized by a decrease in the number of platelets – the cells that help blood clot. Recent findings suggest that nearly 20,000 children and adults are newly diagnosed with ITP each year in the United States. Rho(D) immunoglobulin is an effective option for rapidly increasing platelet counts in patients with symptomatic ITP.

HDN is a blood disorder in a fetus or newborn infant. In some infants, it can be fatal. During pregnancy, Red Blood Cells (RBCs) from the unborn baby can cross into the mother’s blood through the placenta. HDN occurs when the immune system of the mother sees a baby’s RBCs as foreign. Antibodies then develop against the baby’s RBCs. These antibodies attack the RBCs in the baby’s blood and cause them to break down too early. Rho(D) immunoglobulin is administered to Rh-negative pregnant women as prophylactic therapy, to prevent the disease. The proportion of Rh-negative blood type differs from country to country and in the United States approximately 15% of people are Rh-negative.

In the U.S. market WINRHO SDF is used almost solely as treatment of ITP, however due to an FDA black-box warning for Intravascular Hemolysis (IVH) issued in 2011, as well as the introduction of new ITP therapies, its sales in the U.S. market dropped significantly between 2011 to 2017 and have remained relatively flat since. The current use of WINRHO SDF in the U.S. market is for treatment of acute ITP in which it competes with corticosteroids and high-dose IVIG. We believe that as the only Rho (D) product positioned in the U.S. for ITP, maintaining awareness of the product will continue to support ongoing usage rates.

WINRHO SDF is currently registered and sold in 10 territories including the United States and Canada, as well as Egypt, Hong Kong, Kuwait, Saudi Arabia, South Korea, Turkey, the United Arab Emirates, and Uruguay. In ex-U.S. territories, the product is mainly used to treat HDN, and we are continually evaluating with our existing international distribution network the registration and commercialization of the product in other territories.

We obtained FDA acknowledgment for the transfer of the ownership of the BLA for WINRHO SDF in September 2022. The ownership transfer of the DIN was approved by Health Canada in June 2022, and we are in the process of submitting requests to transfer the registration of the product in other international countries as applicable.

WINRHO SDF is currently manufactured by Emergent under a contract manufacturing agreement, which was assigned to us by Saol following the consummation of the acquisition. We expect to continue manufacturing the product with Emergent in the foreseeable future, and are considering the initiation of a technology transfer for transitioning the manufacturing of WINRHO SDF to our manufacturing facility in Beit Kama, Israel. The initiation of such a technology transfer would be subject to executing a new revised manufacturing services agreement with Emergent, as currently contemplated covering operational aspects and the technology transfer related services and scope. We anticipate that once initiated, such a technology transfer may be completed within four to five years.

Our KAMRHO (D) is a comparable product to WINRHO SDF and approved for HDN. The two products are registered and distributed in different markets.

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

In the U.S. market HEPAGAM B is mostly used for post-transplant prophylaxis in which it competes with Nabi-HB, a product of ADMA. Given the expected continued increase in liver transplants in the ex-U.S. countries, and with our planned direct marketing efforts we believe product usage may grow.

HEPAGAM B is registered and sold in six territories including the United States, Canada, Turkey, Israel, the United Arab Emirates and Kuwait (in which territory sales have not yet initiated). In addition, HEPAGAM B is supplied on a named patient basis without registration in Moldova, Bahrain and Saudi Arabia (in which the registration process is currently on going).

FDA acknowledgment of ownership transfer of the BLA of HEPAGAM B was received in September 2022. Health Canada approval for the DIN transfer was obtained in October 2022. We are in the process of submitting requests to transfer the registration of the product in other international countries as applicable.

HEPAGAM B is currently manufactured by Emergent under a contract manufacturing agreement which was assigned from Saol following the consummation of the acquisition. We expect to continue manufacturing the product with Emergent in the foreseeable future, and are considering the initiation of a technology transfer for transitioning the manufacturing of HEPAGAM B to our manufacturing facility in Beit Kama, Israel. The initiation of such a technology transfer would be subject to executing a new, amended manufacturing services agreement with Emergent, as currently contemplated, covering operational aspects and the technology transfer related services and scope. We anticipate that once initiated, such a technology transfer may be completed within four to five years.

VARIZIG

VARIZIG (Varicella Zoster Immune Globulin (Human)) is a product that contains antibodies specific for VZV, and it is indicated for post-exposure prophylaxis of varicella (chickenpox) in high-risk patient groups, including immunocompromised children, newborns, and pregnant women. VARIZIG is intended to reduce the severity of chickenpox infections in these patients. The CDC recommends VARIZIG for post-exposure prophylaxis of varicella for persons at high-risk for severe disease who lack evidence of immunity to varicella. VARIZIG, approved by the FDA in 2012, is the sole FDA-approved IgG product for this indication, and was acquired by us from Saol in November 2021.

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

VARIZIG is registered and sold in the United States and Canada. In addition, VARIZIG is supplied on a named patient basis or through a tender in Belgium, Kuwait, Netherlands, Sweden, the United Arab Emirates, Norway, Denmark, and Estonia.

In July 2022, we secured an $11.4 million agreement to supply VARIZIG to the PAHO, which also serves as Regional Office for the WHO, for further distribution in Latin America. The supply of the product commenced in the fourth quarter of 2022 and is expected to continue through the first half of 2023.

FDA acknowledgment of ownership transfer of the BLA of VARIZIG was received in September 2022. Health Canada approval for the DIN transfer was obtained in June 2022.

VARIZIG is currently manufactured by Emergent under a contract manufacturing agreement which was assigned from Saol following the consummation of the acquisition. We expect to continue manufacturing the product with Emergent in the foreseeable future, and are considering the initiation of a technology transfer for transitioning the manufacturing of VARIZIG to our manufacturing facility in Beit Kama, Israel. The initiation of such a technology transfer would be subject to executing a new, amended manufacturing services agreement with Emergent, as currently contemplated, covering operation aspects and the technology transfer related services and scope. We anticipate that once initiated, such a technology transfer may be completed within four to five years.

In October 2022, we were awarded an extension of an existing tender from the Canadian Blood Services (CBS) for the supply of the four IgG products, CYTOGAM, HEPAGAM, VARIZIG and WINRHO SDF, for an additional three years, commencing on April 1, 2023, for an approximate total value of $22 million, securing the ongoing sales of those products in the Canadian market. CBS manages the Canadian supply of blood products for all Canadian provinces and territories, excluding Quebec. We have an option to extend the agreement for up to two additional years. In addition, in Quebec, we also supply CYTOGAM, HEPAGAM, VARIZIG and WINRHO SDF under the agreement with H’ema Quebec that was assigned to us from Saol.

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

In the United States and Europe, we believe that AATD is currently significantly under-diagnosed and under-treated. Based on information published by the Alpha-1 Foundation, there are approximately 100,000 people with AATD in the United States and about the same number in Europe, and we estimate, based on medical literature, that only approximately 10% of all potential cases of AATD are treated. We believe that the primary reasons for this significant gap are the non-availability of AAT products in many countries, under diagnosis of patients suffering from AATD, expensive and protracted registration processes required to commence sales of AAT products in new markets and the absence of insurance reimbursement in various countries. We expect diagnosis of AATD to continue to increase going forward as awareness of AATD increases. Based on a market analysis report from 2020, the estimated annual growth rate of currently approved AATD therapies in the U.S. and the five largest European countries is approximately 6-8%.

According to the Centers for Medicare and Medicaid Services, published payment allowance limits for Medicare part B, the average sale price, as of January 2023, of 10 mg of GLASSIA is $5.099, resulting in an annual cost of between $80,000 and $120,000 per each AATD patient. In the United States, in some of the European countries and in Israel, we believe that the majority of the cost of treatment is covered by medical insurance programs.

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

Currently, GLASSIA is registered in 12 countries, of which it is currently being sold in the United States, Argentina, Israel and Russia. GLASSIA is also sold in South-Africa on a non-registered named-patient basis. During 2023-2024, we expect to launch and sell GLASSIA in some of the additional countries where it is currently registered. The majority of sales of GLASSIA are in the United States, where it obtained FDA approval in July 2010 and sales commenced in September 2010. As part of the approval, the FDA requested that we conduct post-approval Phase 4 clinical trials, as is common in the pharmaceutical industry, aimed at collecting additional safety and efficacy data for GLASSIA. According to our agreement with Takeda (See “— Strategic Partnerships — Takeda (Glassia).”), the Phase 4 clinical trials are financed and managed by Takeda, provided that if the cost of such Phase 4 clinical trials exceeds a pre-defined amount, we will participate in financing such trial up to a certain amount by offsetting such amounts from future milestones, sales of GLASSIA or royalties from Takeda. The first Phase 4 safety study completed enrollment of a total of 30 subject in the U.S. and Canada during 2020 and its clinical study report was completed and was submitted to the FDA during 2022. The second Phase 4 efficacy study was initiated during 2016 and was terminated two years after initiation based on the DSMB’s recommendation due to very low recruitment rates. During 2019, Takeda submitted a revised Phase 4 protocol to the FDA. Following several interactions with the FDA with respect to the Phase 4 efficacy study requirements, Takeda decided not to continue to pursue the study.

We market GLASSIA in the United States through a strategic partnership with Takeda. During 2021, Takeda completed the technology transfer of GLASSIA manufacturing to its facility in Belgium and received the required FDA approval and initiated its own production of GLASSIA for the U.S. market. In addition, during 2021, Takeda obtained a marketing authorization approval for GLASSIA from Health Canada. During the first quarter of 2022, Takeda began to pay us royalties on sales of GLASSIA manufactured by Takeda, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. In 2022, we received a total of $14.2 million from Takeda, of which $12.2 of sales-based royalty income (for the period between March and December of 2022) and a $2.0 million a one-time payment on account of the transfer, to Takeda, of the GLASSIA U.S. BLA. Based on current GLASSIA sales in the U.S. and forecasted future growth, we expect to receive royalties on GLASSIA sales from Takeda in the range of $10 million to $20 million per year for 2023 to 2040. Historically, we generated revenues on sales of GLASSIA, manufactured by us, to Takeda for further distribution in the United States. Our revenues from the sale of GLASSIA to Takeda totaled $26.2 million and $64.9 million during 2021 and 2020, respectively. During 2021 we also recognized revenues of $5.0 million on account of a sales milestone associated with GLASSIA sales by Takeda.

KAMRHO (D)

KAMRHO (D), similar to WINRHO SDF, is indicated for the prevention of HDN, which is a blood disease that occurs where the blood type of the mother is incompatible with the blood type of the fetus. KAMRHO (D) is produced from hyper-immune plasma and is administered through intra-muscular injection (KAMRHO (D) IM).

We have completed the registration process for KAMRHO (D) in several countries and we currently sell it in seven countries, including Israel, as well as countries in Latin America, Asia, Africa and Eastern Europe.

SNAKE BITE ANTISERUM

Our snake bite antiserum products are used for the treatment of people who have been bitten by the most common Israeli viper (Vipera palaestinae) and by the Israeli Echis (Echis coloratus). The venom of these snakes is poisonous and causes, among other symptoms, severe immediate pain with rapid swelling. These snake bites can lead to death if left untreated. Our snake bite antiserum products are produced from hyper-immune serum that has been derived from horses that were immunized against Israeli viper and Israeli Echis venom. These products are the only treatment in the Israeli market for Vipera palaestinae and Echis coloratus snake bites.

We manufacture the snake bite antiserums pursuant to an agreement with the IMOH entered into in March 2009 and as extended and amended in November 2022. The agreement with the IMOH was initially entered into following a tender that we won, and the extension of the agreement was under an exemption from a tender. We completed construction of the production facilities and laboratories for the product in accordance with the agreement, and successfully passed the IMOH inspections. We began production of our snake bite antiserums in August 2011 and commenced sales to the IMOH in 2012. Under the agreement and subject to its terms, the IMOH has undertaken to purchase from us, and we have undertaken to supply the IMOH, a minimum quantity of snake bite antiserums each year during the term of the agreement. The agreement with the IMOH is currently in effect until September 2024.

Plasma Collection

As part of our strategy of evolving into a fully integrated specialty plasma company, we established Kamada Plasma LLC, a newly formed wholly owned subsidiary, which operates our plasma collection activity in the United States. In March 2021, we completed the acquisition of the FDA licensed plasma collection center and certain related assets from the privately held B&PR based in Beaumont, Texas, which specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D).

The acquisition of B&PR’s plasma collection center represented our entry into the U.S. plasma collection market. We intend to leverage this acquisition to reduce our dependency on third-party suppliers in terms of plasma supply needs as well as generate sales from commercialization of collected normal source plasma. We are in the process of significantly expanding our hyperimmune plasma collection capacity by investing in the acquired plasma collection center in Beaumont, Texas. We obtained FDA approval for the collection of hyper-immune plasma to be used in the manufacture of KEDRAB, which is plasma that contains high levels of antibodies from donors who have been previously vaccinated by an active rabies vaccine and plan to start collections of such plasma during 2023. In addition, we initiated a project to leverage our FDA plasma collection license to establish a network of new plasma collection centers in the United States, commencing in 2023, with the intention to collect normal source plasma for sale to other plasma-derived manufacturers, as well as hyperimmune specialty plasma required for manufacturing of our Proprietary products. In connection with such project, during March 2023, we entered into a lease for a new plasma collection center in Uvalde, Houston, Texas and expect to commence operations at the new center following the completion of its construction and obtaining the required regulatory approvals.

Distribution Segment

Our Distribution segment is comprised of marketing and sales in Israel of pharmaceutical products manufactured by third parties. We engage third party manufacturers, register their products with the IMOH, import the products to Israel, market, sell and distribute them to local HMOs, hospitals and pharmacists. Sales generated by our Distribution segment during 2022 totaled $26.7 million, as compared to $28.1 million and $32.3 million during 2021 and 2020, respectively, and accounted for approximately 21%, 27% and 24% of our total revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Our primary products in the Distribution segment include pharmaceuticals for critical care delivered by injection, infusion or inhalation. Currently, most of the revenues generated in our Distribution segment are from products produced from plasma or plasma-derivatives and are manufactured by European companies. IVIG is our primary product in the Distribution segment, comprising approximately 59%, 73% and 76% of total revenues in the Distribution segment for the years ended December 31, 2022, 2021 and 2020, respectively. The decrease in sales of IVIG during 2022 as compared to previous years was as a result of supply shortages of our European manufacturers.

Over the past several years we continued to extend our Distribution segment products portfolio to non-plasma derived products and in December 2019, we entered into an agreement with Alvotech, a global biopharmaceutical company, to commercialize Alvotech’s portfolio of six biosimilar product candidates in Israel, upon receipt of regulatory approval from the IMOH. During 2021 we added two additional products to the agreement, bringing the total number of products in the portfolio to eight. Alvotech’s pipeline includes biosimilar product candidates aimed at treating autoimmunity, oncology and inflammatory conditions. Subject to approval by the IMOH, we expect to launch the first of these products, in Israel during 2023 and two others during 2024. Following receipt of the EMA marketing approval by Alvotech, and subject to subsequent approval by the IMOH, the remaining seven products included under the agreement with Alvotech are expected to be launched in Israel through 2028. In addition, in January 2021, we announced our entering into agreements with two undisclosed international pharmaceutical companies to commercialize three additional biosimilar product candidates in Israel. Subject to approval by the EMA and subsequently by the IMOH, the three products are expected to be launched in Israel through 2026. The two pharmaceutical companies will maintain development, manufacturing and supply responsibilities for these three products.

Based on the projected list price reduction due to the continued increase in competition as a result of the launch of additional biosimilar products and new competitors entering the biosimilar market, and anticipated market penetration potential, we currently estimate the potential aggregate peak revenues from the sale of all eleven products, achievable within several years of launch, to be approximately $40 million annually.

The following table sets forth our primary products in the Distribution segment.

Product	Indication	Active Ingredient
Respiratory

BRAMITOB	Management of chronic pulmonary infection due to pseudomonas aeruginosa in patients six years and older with cystic fibrosis	Tobramycin

FOSTER	Regular treatment of asthma where use of a combination product (inhaled corticosteroid and long-acting beta2-agonist) is appropriate	Beclomethasone dipropionate, Formoterol fumarate

TRIMBOW	Maintenance treatment in adult patients with moderate to severe chronic obstructive pulmonary disease (COPD)with Asthma Maintenance treatment of asthma	Beclomethasone dipropionate, Formoterol fumarate, GLYCOPYRRONIUM AS BROMIDE

PROVOCHOLINE	Diagnosis of bronchial airway hyperactivity in subjects who do not have clinically apparent asthma	Methacholine Chloride

AEROBIKA	OPEP device	None

RUPAFIN	Symptomatic treatment of Allergic rhinitis and Urticaria	Rupatadine

RUPAFIN ORAL SOLUTION	Symptomatic treatment of allergic rhinitis in children aged 2 to 11 years and urticaria in children aged 2 to 11 years	Rupatadine

Immunoglobulins

IVIG	Treatment of various immunodeficiency-related conditions	Gamma globulins (IgG) (human)

VARITECT	Preventive treatment after exposure to the virus that causes chicken pox and zoster herpes	Varicella zoster immunoglobulin (human)

ZUTECTRA	Prevention of hepatitis B virus (HBV) re-infection in HBV-DNA negative patients 6 months after liver transplantation for hepatitis B induced liver failure	Human hepatitis B immunoglobulin

HEPATECT CP	Prevent contraction of Hepatitis B by adults and children older than two years	Hepatitis B immunoglobulin (human)

MEGALOTECT CP	Contains antibodies that neutralize CMV viruses and prevent their spread in immunologically impaired patients	CMV immunoglobulin (human)

RUCONEST	Treatment of acute angioedema attacks in adults with hereditary angioedema (HAE) due to C1 esterase inhibitor deficiency	Conestat Alfa

Critical Care

HEPARIN SODIUM INJECTION	Treatment of thrombo-embolic disorders such as deep vein thrombosis, acute arterial embolism or thrombosis, thrombophlebitis, pulmonary embolism, fat embolism. Prophylaxis of deep vein thrombosis and thromboembolic events	Heparin sodium

ALBUMIN and ALBUMIN	Maintains a proper level in the patient’s blood plasma	Human serum Albumin

Coagulation Factors

Factor VIII	Treatment of Hemophilia Type A diseases	Coagulation Factor VIII (human)

Factor IX	Treatment of Hemophilia Type B disease	Coagulation Factor IX (human)

COAGADEX	Treatment specifically for hereditary factor X deficiency	Coagulation factor X

Vaccinations

IXIARO	Active immunization against Japanese encephalitis in adults, adolescents, children and infants aged 2 months and older	Japanese encephalitis purified inactivated vaccine

VIVOTIF	Immunization against disease caused by Salmonella Typhi	Typhoid vaccine live oral

Metabolic Disease

PROCYSBI	Nephropathic cystinosis in adults and children 1 year of age and older	Cysteamine Biartrate

LAMZEDE	Treatment of alpha-mannosidosis	Velmanase alfa

Oncology

ELIGARD	Management of advanced prostate cancer	Leuprolide acetate

Our Development Product Pipeline

Our research and development activities include conducting pre-clinical and clinical trials and other development activities for our Propriety pipeline products, improving existing products and processes, conducting development work at the request of regulatory authorities and strategic partners, as well as communicating with regulatory authorities regarding our commercial products and clinical and development programs. We incurred approximately $13.2 million, $11.4 million and $13.6 million in research and development expenses in the years ended December 31, 2022, 2021 and 2020, respectively.

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

We have been able to leverage our expertise gained from the production of GLASSIA to develop a stable, high-purity Inhaled AAT product candidate for the treatment of AATD. Existing treatment for AATD require weekly intravenous infusions of AAT therapeutics. We believe that Inhaled AAT for AATD, if approved, will increase patient convenience and reduce or replace the need for patients to use intravenous infusions of AAT products, decreasing the need for clinic visits or nurse home visits, improving the patient’s quality of life and reducing medical costs. If approved, Inhaled AAT for AATD is estimated to be the first AAT product that is not required to be delivered intravenously and instead is administered non-invasively by inhalation once daily.

The current standard care for AATD in the United States and in certain European countries, as well as in some additional international markets, is a weekly intravenous infusion of an AAT therapeutic. We estimate that only 2% of the AAT dose reaches the lung when administered intravenously. We have conducted a U.S. Phase 2 clinical study demonstrating that administration of an inhaled formulation of AAT through inhalation results in greater dispersion of AAT to the target lung tissue, including the lower lobes and lung periphery. Accordingly, the inhaled formulation of AAT requires a significantly lower therapeutic dose, and we believe it would be more effective in reducing inflammation of the lung tissue and inhibiting the uncontrolled neutrophil elastase that causes the breakdown of the lung tissue and the emphysema.

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

We conducted a double-blind randomized placebo-controlled Phase 2/3 pivotal trial, under EMA guidance, which was completed at the end of 2013. A total of 168 patients participated in the trial in seven countries in Europe and Canada. Subjects in this trial were administered with a twice daily treatment of Inhaled AAT or equivalent dose of placebo for 50 consecutive weeks. The primary endpoint of the trial was the time from randomization to the first event-based exacerbation with a severity of moderate or severe. Other endpoints, which were secondary and tertiary, included additional exacerbation measures, lung function, lung density measured by CT scan and quality of life. The trial was 80% powered based on the number of exacerbation events collected in the study, in order to detect a difference between the two groups after 50 weeks. A 20% difference between the two groups was required to prove efficacy and was considered clinically meaningful, allowing the decision to prescribe the treatment. An open label extension of an additional 50 weeks on active drug was offered to study participants in most sites once they completed the initial 50-week period. Treatment in the open label extension of the trial was completed in November 2014.

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

During March 2014, we initiated a Phase 2 trial in the United States. The trial was completed in May 2016. This trial was intended to serve as a supplementary trial to the European Phase 2/3 trial and was designed to incorporate parameters required by the FDA. This Phase 2, double-blind, placebo-controlled study explored the Endothelial Lining Fluid (“ELF”) and plasma concentration as well as safety of Inhaled AAT in AATD subjects. The subjects received one of two doses of Inhaled AAT or placebo. The study involved the daily inhalation of 80 mg or 160 mg of human AAT or placebo via the eFlow device for 12 weeks. Following the 12-week double blind period, the subjects were offered to participate in an additional 12 weeks open label period during which they receive only Inhaled AAT therapy. In December 2015, we completed the enrollment of patients in the study and in August 2016 we reported positive top-line results, according to which we met the primary endpoint.

AATD patients treated with our Inhaled AAT product in such U.S. Phase 2 clinical trial, demonstrated a significant increase in ELF AAT antigenic level compared to the placebo group (median increase 4551 nM, p-value<0.0005 (80 mg/day, n=12), and 13454 nM, p-value<0.002 (160mg/day, n=12)). These results are more than twice the increase of ELF antigenic AAT level (+2600 nM) observed in our previously completed intravenous AAT pivotal study (60mg/kg/week). Antigenic AAT represents the total amount of AAT in the lung, both active and inactive. The study results also showed that our Inhaled AAT is more efficient than IV to restore ELF AAT level within the lung. In addition, ELF Anti-Neutrophil Elastase inhibitory (“ANEC”) level also increased significantly [median increase 2766 nM, p-value<0.0005 (80mg/day) and 3557 nM, p-value<0.004 (160 mg/day)]. The increase in ELF ANEC level was also more than twice that demonstrated in our previously completed IV AAT pivotal study. The ANEC level represents the active AAT that can counterbalance further damage by neutrophil elastase.

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

We filed the MAA for our Inhaled AAT for AATD during the first quarter of 2016 and in June 2017 we withdrew the MAA, as following extensive discussions with the EMA we concluded that the EMA did not view the data submitted as sufficient, in terms of safety and efficacy, for approval of the MAA, and that the supplementary data needed for approval required an additional clinical trial. While the post-hoc data indicated a statistically significant and clinically meaningful improvement in lung function, the EMA was of the opinion that an overall positive conclusion on the effect of Inhaled AAT for AATD could not be reached based on that post-hoc analysis, and that the treatment of AATD patients with our Inhaled AAT product should be further evaluated in the clinic in order to obtain comprehensive long-term efficacy and safety data. The EMA was of the opinion that the study failed to show sufficient beneficial effects in the population studied. In addition, there were concerns about the tolerability and safety profile of the AAT, mainly in patients with severe lung disease. Lastly, the EMA raised concerns about the high rate of patients with antibodies (ADA) responding to AAT, which might reduce its effects or make patients more prone to allergic reactions, despite evidence that none of the patients with such ADA response had allergic reaction nor a lower level of AAT in the serum.

When presented with the European Phase 2/3 study data, the FDA expressed concerns and questions in connection with the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data and product characteristics. Following several discussions with the FDA and EMA, through which additional data and information were provided and we addressed both agencies’ guidance with respect to our proposed subsequent Phase 3 pivotal study protocol, we received positive scientific advice from the Committee of Medicinal Products for Human Use (“CHMP”) of the EMA related to the development plan for our proposed pivotal Phase 3 pivotal study for Inhaled AAT for AATD, and in April 2019, we received a letter from the FDA stating that we had satisfactorily addressed the concerns and questions with respect to the proposed Phase 3 clinical trial.

During December 2019, we initiated our Phase 3 InnovAATe trial and announced the first-patient-in. InnovAATe is a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial designed to assess the efficacy and safety of Inhaled AAT in patients with AATD and moderate lung disease. Up to 220 patients will be randomized 1:1 to receive either Inhaled AAT at a dose of 80mg once daily, or placebo, over two years of treatment. The primary endpoint of the InnovAATe trial is lung function measured by FEV1. Secondary endpoints include lung density changes as measured by CT densitometry, as well as other parameters of disease severity, such as additional pulmonary functions, exacerbation rate and six-minute walk test. The safety profile will be monitored continuously by a Data Monitoring Committee with predefined rules to be applied after the first 60 subjects have completed six months of treatment. The study is led by Jan Stolk, M.D., Department of Pulmonology, Member of European Reference Network LUNG, Leiden University Medical Center, the Netherlands.

During 2021 and 2022, enrolment in the pivotal Phase 3 InnovAATe clinical trial was negatively affected by the impact of COVID-19 pandemic on healthcare systems. In 2022, following the moderation of the pandemic, the study was expanded to additional sites across Europe and enrollment accelerated. By the end of February 2023, 50 patients were enrolled in the study, of whom 17 have completed the two-year study treatment period at the initial trial site in Leiden, the Netherlands. Only one patient discontinued treatment prematurely due to airway irritation that started during the run-in period (before introducing the drug/placebo), and no drug-related serious adverse events were reported. Additionally, as part of routine and planned monitoring processes, and for the fourth time since study initiation, the independent DSMB recently recommended that the trial continue without modification. Moreover, based on the encouraging safety observed to date, the DSMB supported an expansion to the inclusion criteria to also include subjects with severe airflow limitation (40%<FEV1<80% of predicted; previously inclusion criteria were 50%<FEV1<80%), which is expected to further expedite patient enrolment. We intend to meet with the FDA and EMA during the first half of 2023 to discuss study progress and potential opportunities to shorten the regulatory pathway.

Prior to the initiation of the pivotal Phase 3 InnovAATe clinical trial we completed a Human Factor Study (HFS) to support the combination product, consisting of our Inhaled AAT and the investigational eFlow nebulizer system of PARI Pharma GmbH. Based on feedback received from the FDA, we conducted a subsequent HFS to support an improved use regimen of the product, which was implemented in the InnovATTe study.

In addition to the pivotal study and based on feedback received from the FDA regarding ADAs to Inhaled AAT, we intend to concurrently conduct a sub-study in North America in which approximately 30 patients will be evaluated for the effect of ADA on AAT levels in plasma with Inhaled AAT and IV AAT treatments. We already obtained FDA acceptance of the protocol design for the study; and its initiation is planned for 2024.

We continue to evaluate partnering opportunities for the development and commercialization of this pipeline product.

Anti-SARS-CoV-2 IgG Product as a Potential Treatment for COVID-19

In response to the COVID-19 outbreak, in early 2020 we initiated the development of a human plasma-derived Anti-SARS-CoV-2 polyclonal immunoglobulin (IgG) product using our proprietary plasma derived IgG platform technology as a potential treatment for COVID-19. The development of our investigational Anti-SARS-CoV-2 IgG product was done with full cooperation with IMOH. The product was developed in line with the requirement of Ph Eur for IVIG product and based on our established technology platform for IgG, as approved in the United States, Israel and other international markets.

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

Given the increased vaccination rate of the population as well as approvals of monoclonal antibodies for COVID-19, we discontinued this development program.

Recombinant AAT

During 2020 we initiated the development of recombinant human Alpha 1 Antitrypsin (“rhAAT”) product. To ensure the success of this project, we developed analytical tools (physicochemical, biochemical, and biological assays) that support the selection and characterization of the product. We engaged Cellca a CDMO located in Germany, part of Sartorius Stedim BioTech Group, to pursue the cell line development of the rhAAT in Chinese Hamsters Ovaries with the goal of developing high productivity and superior quality product. During 2022, we studied the clones previously selected using in vitro and in vivo models, elucidating the immuno-modulatory properties of the protein.

We currently do not plan to continue the development of this product and are looking to attract a strategic partner(s) to collaborate in the further development and/or commercialization of this program.

Other early-stage development programs

During 2022, we initiated three new early-stage development programs of plasma derived product candidates. These programs include: (i) a human plasma-based eye drop for potential treatment of several conditions; (ii) an automated portable small scale system for extraction and purification of hyperimmune IgG from convalescent plasma, at the hospital/blood bank setting, for immediate response to a variety of unmet medical needs, including pandemic outbreaks, as well as possible treatment of currently neglected or untreated viral diseases; and (iii) a hyperimmune anti-tuberculosis IgG as a potential complementary treatment to existing standard of care, the program is developed in collaboration with the Clinical Microbiology and Immunology department of the Medicine-Sackler Faculty of Tel Aviv University and is partially funded by the Israel Innovation Authority.

We plan to advance these programs until completion of proof-of-concept, at which point we plan to evaluate continued internal development, partnering or out-licensing.

Strategic Partnerships

We currently have strategic partnerships with a number of different companies regarding the distribution and/or development of our products portfolio. Certain of the strategic partnerships relating to our Proprietary Products segment are discussed below.

Kedrion (KAMRAB/KEDRAB)

On July 18, 2011, we signed an agreement with Kedrion, an international company that collects and fractionates blood plasma to produce and distribute plasma-derived therapeutic products for use in treating serious diseases, disorders and conditions such as hemophilia and immune system deficiencies, with market presence in about 100 countries. The agreement provided for exclusive cooperation on completing the clinical development, and marketing and distribution of our anti-rabies immunoglobulin, KAMRAB, in the United States under the brand name KEDRAB, if the product is approved. Pursuant to the agreement, Kedrion bore all the costs of the Phase 2/3 clinical trials in the United States of our product. Pursuant to the agreement, costs related to any Phase 4 clinical trials, if required, and the FDA Prescription Drug User fee required for all new approved drugs, will be divided equally between us and Kedrion. In October 2016, we entered into an addendum to the agreement with respect to the performance of a safety clinical trial for the treatment of pediatric patients in the United States, pursuant to which we and Kedrion agreed to equally share the cost of such trial. The agreement was further supplemented in October 2018 and June 2019, with regard to the determination of purchase price and payment terms under the agreement.

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

The term of the agreement is for six years commencing on the date by which KEDRAB U.S. launch was feasible (i.e., until March 2024). Kedrion has an option to extend the term by two additional years (i.e., until March 2026). In addition to customary termination provisions (including the right of either party to terminate the agreement if the other party fails to perform or violates any provision of the agreement in any material respect and the failure continues unremedied for a defined period), Kedrion has the right to terminate the agreement, upon prior written notice, (i) for any reason after receipt of FDA approval, (ii) in the event that the FDA BLA is suspended or revoked and cannot be reinstated within a certain period of time, or (iii) a major regulatory change occurs that materially and adversely increases the clinical trial costs. We have the right to terminate the agreement in the event that (i) a major regulatory change occurs that materially and adversely increases the manufacturing costs of KEDRAB, (ii) a major regulatory change occurs that poses considerable difficulties on submission of an application for FDA approval or (iii) clinical trials are not initiated within a certain time after either receipt by Kedrion of enough product or FDA approval to begin clinical trials.

Upon termination or expiration of the agreement, Kedrion’s exclusive rights to market and sell KEDRAB in the U.S. market will be canceled, at which point we may elect to market and sell the product in the U.S. market on our own or otherwise engage a different distributor.

Takeda (GLASSIA)

We have a partnership arrangement with Takeda that includes three main agreements: (1) an exclusive manufacturing, supply and distribution agreement, pursuant to which until November 2021 we manufactured GLASSIA for sale to Takeda for further distribution in the United States, Canada, Australia and New Zealand; (2) a technology license agreement, which grants Takeda licenses to use our knowledge and patents to produce, develop and sell GLASSIA; and (3) a fraction IV-I paste supply agreement, pursuant to which Takeda supplies us with fraction IV plasma, a plasma derivative, produced by Takeda, as discussed under “— Manufacturing and Supply — Raw Materials — Plasma derived Fraction IV paste for GLASSIA manufacturing.” Other than with respect to plasma-derived AAT administration by IV, we retain all rights, including distribution rights, to any other form of AAT administration, including Inhaled AAT for AATD.

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

Technology License Agreement

The technology license agreement provides an exclusive license to Takeda, with the right to sub-license to certain manufacturing parties, of our intellectual property and know-how regarding the manufacture and additional development of GLASSIA for use in Takeda’s production and sale of GLASSIA in the United States, Canada, Australia and New Zealand. Pursuant to the technology license agreement, we were entitled to receive payments for the achievement of certain development-based milestones related to the transfer of technology to Takeda and sales-based milestones. To date, we have received the total aggregate milestone payments under the agreement ($20 million).

During the fourth quarter of 2021 Takeda received an approval from Health Canada for the marketing and distribution of GLASSIA in Canada.

Pursuant to the technology license agreement, following the initiation of GLASSIA manufacturing by Takeda it shall pay us royalties at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. During the first quarter of 2022, Takeda began to pay us royalties on sales of GLASSIA manufactured by Takeda. For the period between March and December 2022, we accounted for $12.2 million of sales-based royalty income from Takeda.

Pursuant to an amendment to the license agreement entered into in March 2021, upon completion of the transition of GLASSIA manufacturing to Takeda, which was completed in November 2021, we transferred to Takeda the GLASSIA U.S. BLA, in consideration of an additional $2 million payment, which was paid to us in March 2022, following the FDA’s acknowledgment of the BLA transfer.

Pursuant to the technology license agreement, the intellectual property rights for any improvements on the manufacturing process or formulations belong to the party that develops the improvements, with each party agreeing to cross-license the developed improvements to the other party. We retain an option to license any intellectual property developed by Takeda under the agreement that is not considered an improvement on the licensed technology. Additionally, Takeda owns any intellectual property it develops using the licensed technology for new indications for the intravenous AAT product, for which we retain an option to license at rates to be negotiated. Any technology related to new indications for the intravenous AAT product developed by us during the royalty payments period will be part of the licensed technology covered by the technology license agreement.

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

In May 2019, we signed a Clinical Study Supply Agreement (“CSSA”) with PARI for the supply of the required quantities of PARI’s “eTrack” controller kits and the “PARItrack” web portal associated with PARI’s “eFlow” nebulizer required for our pivotal Phase 3 InnovAATe clinical trial and for the FDA required HFS. The CSSA is a supplement agreement to the PARI Agreement and will expire upon the expiration or termination of the PARI Agreement.

On February 21, 2008, we also signed a commercialization and supply agreement with PARI that provides for the commercial supply of the “eFlow” nebulizer and its spare parts to patients who may be treated with the inhaled formulation of AAT, if approved, either through its own distributors, our distributors or independent distributors in countries where PARI does not have a distributor. The commercialization and supply agreement expires upon the earlier of (1) the end of four years from (x) the end of the last PARI Royalties Period, or (y) the termination of the PARI Agreement by one party due to the other party declaring bankruptcy, failing to make a payment after a 30-day cure period or breach of a material provision after a 30-day cure period, or (2) the termination of the PARI Agreement pursuant to its terms, other than for reasons as previously described, in which case the commercialization and supply agreement terminates simultaneously with the PARI Agreement provided that PARI ensures availability of the “eFlow” nebulizer and its associated spare parts and service to anyone being treated with the inhaled formulation of AAT at the time of such termination, for the warranty period of the device or for a longer period, if required by the applicable law or the relevant regulatory authority.

Manufacturing and Supply

We have a production plant located in Beit Kama, Israel. We currently manufacture five of our proprietary plasma-derived commercial products, including two FDA approved products, in this facility: KEDRAB/KAMRAB, GLASSIA, KAMRHO (D), and two types of the snake bite antiserum product. During December 2022, we submitted an application to the FDA to manufacture CYTOGAM at the Beit Kama facility, and currently expected to obtain such approval by mid-2023. The anticipated FDA approval will mark the successful conclusion of the technology transfer process of CYTOGAM from the previous manufacturer, CSL Behring. Subject to receipt of the FDA approval, we plan to initiate commercial manufacturing of CYTOGAM at the Beit Kama facility. A similar application to the Canadian health authorities was submitted in January 2023 and the approval is expected by the third quarter of 2023. As part of the CYTOGAM technology transfer process, we engaged Prothya as a third-party contract manufacturer to perform certain manufacturing activities required for the manufacturing of CYTOGAM. In addition, we assumed from Saol a plasma supply agreement with CSL for continued supply of required plasma for the manufacturing of the product.

We operate our main production facility on a campaign-basis so that at any time the facility is assigned to produce only one product. The division of facility time among the various products is determined based on orders received, sales forecasts and development needs. During each year we conduct routine maintenance shutdowns of our plant, which may last up to a few weeks. In addition, we periodically invest in upgrading infrastructures and adjusting capacity needs.

Our production plant passed various health authorities’ inspections. The plant was initially inspected by the U.S. FDA during 2010. In March 2017, the FDA completed inspections of our facility in connection with our GLASSIA and KEDRAB products, with no critical observations. As part of the recently submitted PAS to the FDA with respect to CYTOGAM manufacturing at our Beit Kama facility, the plant is undergoing an FDA site inspection. The FDA approval is currently expected by mid-2023. The Israeli MOH conducted a GMP inspections in each of 2011, July 2013, February 2016, November 2018, December 2020, and December 2022 with no critical observations. In July 2018, Health Canada completed an audit in connection with KAMRAB registration in Canada, with no critical observations. In February 2019, the Croatian health agency completed a GMP inspection of our facility in connection with GLASSIA and our Inhaled AAT product, with no critical observations. In March 2019, the Mexican heath agency completed a GMP inspection of our facility in connection with our KAMRAB registration in Mexico, which concluded with no critical observations, and with a dispute on required corrective actions. The Kazakhstan health agency also completed a GMP inspection in April 2019, with no critical observations.

Any changes in our production processes related to our Proprietary Products must be approved by the FDA and/or similar authorities in other jurisdictions. From time to time, we make certain required modifications to our manufacturing process and are required to make certain filings to report such changes to the FDA and/or other similar authorities.

HEPAGAM B, VARIZIG and WINRHO SDF, which we acquired in November 2021, are currently manufactured by Emergent under a manufacturing services agreement we assumed as part of the acquisition of the portfolio from Saol. Under the agreement, Emergent serves as the exclusive manufacturer of the products for distribution in certain jurisdictions. The manufacturing services are performed at Emergent’s facilities in Winnipeg, Canada. The agreement is in effect until September 27, 2027, and may be terminated without cause by us upon at least two years advance notice or immediately in the event of a manufacturing failure (as defined in the agreement). Emergent may terminate the agreement upon at least three years advance notice. We expect to continue manufacturing these products with Emergent in the foreseeable future, and are considering the initiation of a technology transfer for transitioning the manufacturing of these products to our manufacturing facility in Beit Kama, Israel. The initiation of such a technology transfer would be subject to executing a new, amended manufacturing services agreement with Emergent, as currently contemplated, covering operational aspects and the technology transfer related services and scope. We anticipate that once initiated, such technology transfer may be completed within four to five years.

Raw Materials

The main raw materials in our Proprietary Products segment are hyper-immune plasma and fraction IV derived from normal source plasma. We also use other raw materials, including both natural and synthetic materials. We purchase raw materials from suppliers who are regulated by the FDA, EMA and other regulatory authorities. Our suppliers are approved in their countries of origin and by the IMOH. The raw materials must comply with strict regulatory requirements. We require our raw materials suppliers to comply with the cGMP rules, and we audit our suppliers from time to time. We are dependent on the regular supply and availability of raw materials in our Proprietary Products segment.

We maintain relationships with several suppliers in order to ensure availability and reduce reliance on specific suppliers. We are dependent, however, on a number of suppliers who supply specialty ancillary products prepared for the production process, such as specific gels and filters. See “Item 3. Key Information — D. Risk Factors — We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA, Health Canada or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of the source plasma or plasma derivatives were to raise significantly.”

In the years ended December 31, 2022, 2021 and 2020, we incurred $13.1 million, $16.7 million and $22.9 million of expenses for the purchase of raw materials, respectively.

Hyper-immune Plasma

We have a number of suppliers in the United States for hyper-immune plasma with which we have long-term supply agreements. Hyper-immune plasma is used for the production of CYTOGAM, KEDRAB/KAMRAB, WINRHO SDF, VARIZIG, HEPGAM B and KAMRHO (D). In addition to long-term supply agreements, we work to secure availability of hyper-immune plasma on an annual basis by providing forecasts to our suppliers based on our customers’ actual and forecasted demand. We continue to seek new long-term supply agreements for hyper-immune plasma with additional plasma-collection companies.

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

CMV hyper-immune plasma for the manufacturing of CYTOGAM is supplied by CSL Behring under an agreement that was assigned to us from Saol in connection with the acquisition.

Emergent is currently responsible for securing the hyper-immune plasma from different plasma suppliers for the manufacturing of HEPAGAM B, VARIZIG and WINRHO SDF, pursuant to our manufacturing services agreement with Emergent (see above— “Manufacturing and Supply”).

Plasma derived Fraction IV paste for GLASSIA manufacturing

On August 23, 2010, in conjunction with the partnership arrangement with Takeda, we signed a fraction IV paste supply agreement with Takeda for the supply of fraction IV for use in the production of GLASSIA to be sold in the United States. Under this agreement, Takeda also supplies us with fraction IV to continue the development, pre-clinical and clinical studies of GLASSIA and other AAT derived products and for the production, sale and distribution of GLASSIA in jurisdictions other than those which are covered under the exclusive manufacturing, supply and distribution agreement with Takeda as well as for other AAT derived products. Takeda received no payment for the supply of fraction IV plasma used by us for the manufacture of GLASSIA sold to Takeda through 2021. If we require fraction IV for other purposes, we are entitled to purchase it from Takeda at a predetermined price.

The supply agreement terminates on August 23, 2040, subject to an option for earlier termination in the event of a material breach.

We have an additional fraction IV plasma supplier, approved for production of GLASSIA marketed in non-U.S. countries. We are in the process of negotiating long-term supply agreements for fraction IV plasma with additional suppliers.

For information related to our internal plasma collection capabilities, see above “Plasma Collection.”

Marketing and Distribution

We distribute our Proprietary products in more than 30 countries world-wide including the U.S., Canada, Russia, Argentina, Israel, India, Turkey, Australia and several other countries in Europe, Latin America, Asia, and the MENA region. We are also a supplier to the PAHO, the specialized international health agency for the Americas. We distribute our products in these markets directly, through strategic partners (e.g., Kedrion in the U.S. market) and local distributers. We typically receive orders for our products and receive requests for participation in tenders for the supply of our products from our existing distributors as well as from new potential distributors.

We sell KEDRAB to Kedrion for distribution in the U.S. market and sell KAMRAB and KAMRHO (D) to other distributers in non-U.S. countries. Through 2021, we sold GLASSIA to Takeda for further distribution in the U.S. market and we sell the product to other distributors in non-U.S. countries. In the Israeli market, we sell and distribute GLASSIA, KAMRAB and KAMRHO (D) independently to local HMOs and medical centers, or through a third party logistic partner that specializes in the supply of equipment and pharmaceuticals to healthcare providers, and in addition we sell our anti-snake venom to the IMOH.

We distribute CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF in the U.S. market directly to wholesalers and local distributors, through our wholly owned US subsidiary, Kamada Inc. Through August 2022, and pursuant to the terms of the transition services agreement, we relied on Saol to manage and oversee the U.S. distribution of these products. Commencing September 2022, we assumed all distribution responsibilities for these products in the U.S. market and are utilizing a U.S. 3PL provider for the distribution, which provides complete order to cash services. We are also responsible for marketing activities, price determination, provision of rebates and credits as well as mandatory pricing reporting requirements for these products in the U.S. market. We distribute these products in non-U.S. countries, primarily Canada and the MENA region, through engagement of local distributors.

We intend to leverage our existing strong international distribution network to expand the sales of CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF to existing markets we currently operate in and furthermore, we intend to explore the expansion of sales of our products, primarily GLASSIA and KAMRAB to the new international markets we assumed following the acquisition of the new product portfolio, primarily in the MENA region.

As part of the establishment of our direct presence in the U.S. market, during 2022 we deployed a team of U.S. based experienced sales and medical affairs professionals who have rapidly established our operations in this key market. The U.S. sales team is promoting our portfolio of specialty plasma-derived IgG products to physicians and other healthcare practitioners through direct engagement and opportunities at medical conventions. The Medical Affairs team is working to educate physicians, while addressing their scientific and clinical inquiries, including participating in major medical conferences in the U.S. These activities represent the first time in over a decade that these hyper-immune specialty products have been supported by field-based activity in the United States. We are encouraged by positive feedback received from key U.S. physicians who are seeking to publish new clinical data related to our portfolio, and are conducting educational symposiums that we believe will have a positive impact on the understanding of these products, thereby contributing to continued growth in demand.

Outside the U.S. market, our distributors sell our products through a tender process and/or the private market. The tender process is conducted on a regular basis by the distributors, sometimes on an annual basis. For existing distributors, our existing relationship does not guarantee additional orders in these tenders. The decisive parameter is generally the price proposed in the tender. The distributor purchases products from us and sells them to its customers (either directly or by means of sub-distributors). In most cases, we do not sign agreements with the end users, and as such, we do not fix the price to the end user or its terms of payment and are not exposed to credit risks of the end users. In the vast majority of cases, our agreements with the local distributors award the various distributors exclusivity in the distribution of our products in the relevant country, if permitted. The distribution agreements are, usually made for a specific initial period and are subsequently renewed for certain agreed periods, where the parties have the right to cancel or renew the agreements with prior notice of several months. In these markets, we do not actively participate in the marketing to the end users, except for supplying marketing assistance where the cost is negligible or in some cases, reimburse the local distributor for an agreed amount of its actual marketing expenses.

We are establishing our footprint in the MENA region as a leader in the specialty plasma-derived field by exploring geographical expansion opportunities and strengthening our relationships with KOLs across the region. Furthermore, we capitalize on our strong regulatory affairs capabilities to register our products with the relevant authorities to ensure proper and fast market access.

Most of our sales outside of Israel are made against open credit and some in documentary credit or advance payment. Most of our sales inside Israel are made against open credit or cash. The credit given to some of our customers abroad (except for sales in documentary credit or advanced payment) is mostly secured by means of a credit insurance policy and in certain cases with bank guarantees.

In the Distribution segment, we market our products in Israel to HMOs and hospitals on our own or through third party logistic associates. We sell certain of our Distribution products through offers to participate in public tenders that occur on an annual basis or through direct orders. The public tender process involves HMOs and hospitals soliciting bids from several potential suppliers, including us, and selecting the winning bid based on several attributes, the primary attributes are generally price and availability. The annual public tender process is also used by our existing customers to determine their suppliers. As a result, our existing relationship with customers in our Distribution segment does not guarantee additional orders from such customers year over year.

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

Customers

For the year ended December 31, 2022, sales to our three largest customers, Kedrion, Takeda and Clalit Health Services, an Israeli HMO, accounted for 13%, 11% and 9%, respectively, of our total revenues. For the years ended December 31, 2021 and 2020, sales to our three largest customers, Takeda, Kedrion and Clalit Health Services, accounted for 31%, 12% and 12%, and 49%, 14% and 10%, respectively, of our total revenues.

While Kedrion, Takeda and Clalit Health Services continue to be our major customers in the Proprietary Products segment, other key customers in the segment include McKesson and Cardinal Health, two of the largest U.S. based wholesalers, PAHO, two Canadian customers and our distributors in Argentina, Russia, Thailand, India, Brazil, the MENA region and other territories. These arrangements are further described above under “— Marketing and Distribution.”

Our primary customers in the Distribution segment in Israel are HMOs, including Clalit Health Services and Maccabi Healthcare Services, as well as local hospitals.

Competition

The worldwide market for pharmaceuticals in general, and biopharmaceutical and plasma derived products, in particular, has, in recent years, undergone a process of mergers and acquisitions among companies active in such markets. This trend has led to a reduction in the number of competitors in the market and the strengthening of the remaining competitors, mainly for specific immunoglobulin products.

Proprietary Products Segment

There are a limited number of direct competitors for each of our products in the Proprietary Products segment. These competitors include CSL Behring Ltd., Grifols S.A. (which acquired Biotest AG during 2022), Kedrion (other than for KEDRAB) (which merged with BPL during 2022), and ADMA Biologics Inc. Most of these entities are multi-national corporations that specialize in plasma derived protein therapeutics and are distributing their plasma derived pharmaceutical products worldwide. We have not seen significant changes in the activities of our competitors in recent years. Additionally, our strategic alliance with Kedrion in the United States has strengthened our KEDRAB competitive positioning in the market. The recent acquisition of Biotest by Grifols and the merger between Kedrion and BPL might impact the market that we operate in. In some international markets, such as India, Thailand and Russia, we also have local competitors for KAMRAB and KAMRHO.

In addition, we face potential competition from other pharmaceutical companies that develop and market non-plasma derived products that are approved for similar indications as our Proprietary products.

In cases of existing competition, our competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. Most of them have an additional advantage regarding the availability of raw materials, as they fractionate plasma internally and own plasma collection centers and/or companies that collect or produce raw materials such as plasma.

The following describes details known to us about our most significant competitors for each of our main Proprietary Products segment products.

CYTOGAM. To our knowledge, CYTOGAM is the sole plasma derived CMV IgG product approved in the United States and Canada. Based on available public information, the FDA-approved the following antiviral drugs for the prevention of CMV infection and disease: Letermovir (Prevymis), developed by Merck & Co., and for treatment of refractory/resistant infection or disease Maribavir (Livtencity), developed by Takeda. These products may result in the loss of market share of CYTOGAM. Currently, treatment guidelines state that combination therapy with standard antiviral can be considered for certain solid organ transplant recipients. The most commonly used antivirals are Ganciclovir (Cytovene-IV Roche) and Valgnciclovir (Valcyte Roche). Patients treated with such antivirals agents for a long time can develop resistance and will require a second-line treatment such as Foscarnet (Foscavir Pfizer) or Cidofovir (Gilead Sciences). In ROW markets, Cytotec CP (Biotest), a plasma derived competing product, is available.

KEDRAB/KAMRAB. We believe that there are two main competitors for this anti-rabies product worldwide: Grifols, whose product we estimate comprises of approximately 70%of the anti-rabies IgG market in the United States, and CSL, which sells its anti-rabies product in Europe and elsewhere. Sanofi Pasteur, the vaccines division of Sanofi S.A., has recently exited the U.S anti-rabies IgG market as well as some additional international markets. We believe that such departure creates an opportunity for us to expand KEDRAB’s U.S. market share. BPL, which has an anti-Rabies IgG product for the UK market, has developed it also for the U.S market including performing a clinical trial, but to our knowledge the program is currently paused. There are several local producers in other countries that make anti-rabies IgG products, mostly based on equine serum, which we believe results in inferior products, as compared to products made from human plasma. Over the past several years, several companies have made attempts, and some are still in the process of developing monoclonal antibodies for an anti-rabies treatment. The first monoclonal antibody product was approved and is available in India. These products may be as effective as the currently available plasma derived anti-rabies immunoglobulin and may potentially be significantly cheaper, and as such may result in the future loss of market share of KEDRAB/KAMRAB.

WINRHO SDF. In the United States, WINRHO SDF competes with corticosteroids (oral prednisone or high-dose dexamethasone) or IVIG (Grifols, CSL and Takeda are the main IVIG manufacturers and suppliers in the U.S.) as first line treatment of acute ITP, with IVIG or WINRHO SDF recommended for pediatric patients in whom corticosteroids are contraindicated. IVIG has similar efficacy to WINRHO SDF, and ITP is its labeled indication for IVIG. Rhophylac (CSL Behring) is also approved for ITP treatment, but we believe it is mostly used for HDN, due to its comparatively small vial size. For HDN indication, the market is usually led by tenders, where key indicators are registration status and price, and the main competitors in Canada and ROW countries are RhoGAM (Kedrion), Hyper RHO (Grifols) and Rhophylac (CSL Behring). Our KAMRHO (D) is a similar product to WINRHO SDF, however, since the two products are registered in different countries, they do not compete with each other.

HEPAGAM B. To our knowledge, in the United States HEPAGAM B is the only approved HBIG with an on-label indication for Liver Transplants. To our understanding, HEPAGAM B holds the majority market share for the indication, while another HBIG (Nabi-B manufactured and supplied by ADMA) is being used off-label by some medical centers for the indication. In recent years the duration of treatment has been reduced by physicians. New generation antivirals are considered effective for preventing HBV reactivation post-transplant, reducing HBIG use. PEP indication in the United States is covered almost totally by Nabi-HB (ADMA) and HyperHEP (Grifols). In Canada, the main competition in national tenders is HypeHEP. In ROW countries, such as Turkey, Saudi Arabia and Israel, HEPATECT CP and Zutectra (Biotest AG) represent the main competition.

VARIZIG. In the United States, incidence of VZV infection has decreased significantly since the introduction of the varicella vaccine in 1995. Two vaccines containing varicella virus are licensed for use in the United States. Varivax is the single-antigen varicella vaccine. ProQuad is a combination measles, mumps, rubella, and varicella (MMRV) vaccine. Although the use of the vaccine has reduced the frequency of chickenpox, the virus has not been eradicated. Moreover, incidence of Herpes Zoster, also caused by VZV, is increasing among adults in the United States. Suboptimal vaccination rates contribute to outbreaks and increased risk of VZV exposure. Immunocompromised population and other patient groups are at high risk for severe varicella and complications, after being exposed to VZV. VARIZIG is the only plasma-derived IgG product approved in the United States and Canada for its indication. It is recommended by the CDC for post-exposure prophylaxis of varicella for persons at high risk for severe disease who lack evidence of immunity to varicella. Alternative CDC recommendations include IVIG if VARIZIG is unavailable and some experts recommend using Acyclovir, Valacyclovir, although published data on the benefits of acyclovir as post-exposure prophylaxis among immunocompromised people are limited. In ROW markets, several plasma derived competitor products are available, such as VARITECT (Biotest AG) and others.

GLASSIA. There are several competing products to Glassia. Grifols, CSL and Takeda have competing plasma derived AAT products approved for AATD and are marketed in the U.S. as well in some countries in the EU. We estimate that: Prolastin, Grifols’ AAT infusion product for the treatment of AATD, accounts for at least 50% market share in the United States and more than 70% of sales worldwide. In September 2017, Grifols announced FDA approval of a liquid formulation of Prolastin, and to the best of our knowledge, Grifols’s liquid product is only sold in the U.S. market. Grifols is also a producer of an additional AAT product, Trypsone, which is marketed in Spain and in some Latin American countries, including Brazil. CSL’s AAT by IV product, Zemaira, is mainly sold in the United States, and during 2015 received centralized marketing authorization approval in the European Union. CSL launched the product in few selected EU markets during 2016 under the brand name Respreeza. Takeda is our strategic partner for sales of GLASSIA and it also serves existing patients in the United States with its own proprietary AAT product, Aralast. As far as we know, Takeda is selling both products in the United States, and maintaining existing patients on Aralast. Laboratoire Français du Fractionnement et des Biotechnologies, S.A. (LFB) is a producer of an AAT product distributed in the French market. We do not believe that new plasma derived AAT products are expected to enter the United States market in the near future.

There are several other competitors in pre-clinical and clinical stage such as Inhibrx, Mereo, ApicBio and Vertex Pharmaceuticals, all of which have development programs for new medications for treatment of AATD lung disease. Based on available public information, Inhibrx, a California based company, is in clinical development of INBRX-101 a recombinantly produced AAT replacement protein specifically designed to address some limitations of plasma derived AAT replacement therapy. The modifications introduced into INBRX-101 aim to improve the pharmacokinetic profile (PK) and obliterate inactivation through oxidation. This could offer superior clinical activity to the current commercial plasma derived IV AAT by providing sustained enhanced serum concentration with a less frequent dosing regimen. Mereo, a UK based company, completed phase 2 development of MPH-966 as an oral neutrophil elastase inhibitor being explored for the potential treatment of AATD. Vertex, a Boston, MA headquartered company, is in early clinical development of a small molecule folding corrector. Vertex believes small molecule correctors for protein misfolding could address both liver and lung disease manifestations, possibly avoiding the need for conventional augmentation therapy, further differentiating its product candidates as a novel therapeutic approach. Clinical development of the corrector candidate VX-864 previously discontinued, has resumed following evidence that VX-684 may clear liver polymers, although it does not increase alpha 1 antitrypsin levels sufficiently to address the lung disease. Apic Bio, a Boston, MA based company is in pre-clinical stage development of APB-101 a “liver-sparing” gene therapy designed for treatment of Alpha-1 patients. In pre-clinical studies, APB-101 demonstrated the ability to reduce levels of the mutant Alpha-1 protein (Z-AAT) and at the same time program liver cells to produce the correct Alpha-1 protein (M-AAT). Other companies pursuing gene therapy modalities include Intellia Therapeutics, ADARx and Wave therapeutics, which recently secured a licensing deal with GSK. These product candidates, if approved, may have an adverse effect on the AATD market size and reduce or eliminate the need for the currently approved plasma derived AAT augmentation therapy, and thus may affect our ability to continue and generate revenues and earnings from our GLASSIA. In addition, these product candidates, if approved, may have a negative effect on our ability to continue the development of our Inhaled AAT, and if approved, to market Inhaled AAT and obtain a meaningful market share.

KAMRHO(D). We manufacture and market KAMRHO (D) for HDN in a few markets outside of the United States, mainly in Russia, Israel, Argentina and Brazil. Kedrion is one of our competitors for KAMRHO(D) in some of those international markets. We believe there are currently two additional main suppliers of competitive products, Grifols and CSL. There are also local producers in other countries that make similar products mostly intended for local markets.

Distribution Segment

There are a number of companies active in the Israeli market distributing the products of several manufacturers whose comparable products compete with the products we distribute as part of our Distribution segment. In the plasma area, these manufacturers include Grifols, Takeda and CSL. In other specialties and biosimilar products, we are competing with products produced by some of largest pharmaceutical manufacturers in the world, such as, Novartis AG, AstraZeneca AB, Sanofi and GlaxoSmithKline. These competing manufacturers have advantages of size, financial resources, market share, broad product selection and extensive experience in the market, although we believe that we have established strong expertise in the Israeli market to support our market access efforts and take a significant market share. Each of these competitors sells its products through a local subsidiary or a local representative in Israel.

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

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, the fees payable to the FDA for reviewing a BLA, as well as annual fees for commercial manufacturing establishments and for approved products, can be substantial. The BLA review fee alone can exceed $3,200,000, subject to certain limited deferrals, waivers and reductions that may be available. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will “file” the BLA, thus triggering a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goals are to review and act on 90% of priority BLA applications and priority original efficacy supplements within six months of the 60-day filing date and receipt date, respectively. The FDA’s goals are to review and act on 90% of standard BLA applications and standard original efficacy supplements within 10 months of the 60-day filing date and receipt date, respectively. The FDA, however, may not be able to approve a drug within these established goals, and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but an “action letter” that describes additional work that must be done before the application can be approved. Before approving a BLA, the FDA may inspect the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process, and will not approve the product unless cGMP compliance is satisfactory. The FDA may deny approval of a BLA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or never be granted. If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, will require that warning statements be included in the product labeling, may impose additional warnings to be specifically highlighted in the labeling (e.g., a Black Box Warning), which can significantly affect promotion and sales of the product, may require that additional studies be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. To market a product for other uses, or to make certain manufacturing or other changes requires prior FDA review and approval of a BLA Supplement or new BLA. Further post-marketing testing and surveillance to monitor the safety or efficacy of a product is required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.

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

In the European Union, an application for marketing authorization can be submitted after the application for orphan drug designation has been submitted, while the designation is still pending, but should be submitted prior to the designation application in order to obtain a fee reduction. Orphan drug designation does not convey any advantage in, except eligibility to conditional approval process, or shorten the duration of, the regulatory review and approval process.

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), and other promotional activities. We are also required to ensure that non-promotional scientific exchanges concerning our products are truthful and non-misleading. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, warning letters from or other enforcement by the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not encourage, market or promote such off-label uses.

The manufacturing of our product candidates is required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. Our product candidates are either manufactured at our production plant in Beit Kama, Israel, or, for products where we have entered into a strategic partnership with a third party to cooperate on the development of a product candidate, at a third-party manufacturing facility. These regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved new drug application (NDA) or BLA, as well as lead to potential market disruptions. These restrictions may include suspension of a product until the FDA is assured that quality standards can be met, continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval, including possible user fees.

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

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation and enforcement by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services other divisions of the HHS OIG, the U.S. Federal Trade Commission, the U.S. Department of Justice and individual United States Attorney’s offices within the Department of Justice, state attorneys general and state and local governments. To the extent applicable, we must comply with the fraud and abuse provisions of the Social Security Act, the federal Anti-Kickback Statute, the FCA, the privacy and security provisions of HIPAA, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the VHCA, each as amended. Certain pricing and rebate provisions of the Inflation Reduction Act of 2022 may require additional pricing disclosure obligations for our products. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act (“VHCA”), drug companies are required to offer certain pharmaceutical products at a reduced price to a number of federal agencies, including the United States Department of Veterans Affairs and United States Department of Defense, the Public Health Service and certain private Public Health Service-designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Legislative changes have purported to require that discounted prices be offered for certain United States Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations. Furthermore, the FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions. The failure to comply with laws governing international business practices may result in substantial penalties, including civil and criminal penalties.

In order to distribute products commercially, we must comply with federal and state laws and regulations that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors which ship products into the state even if such manufacturers or distributors have no place of business within the state. Federal and some state laws also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including the use of technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, register their sales representatives, as well as prohibit certain other sales and marketing practices. Additionally, the federal Physician Payments Sunshine Act and implementing regulations promulgated pursuant to Section 6002 of the healthcare reform law requires the tracking and reporting of certain transfers of value made to certain healthcare practitioners and teaching hospitals as well as ownership by a physician or a physician’s family member in a pharmaceutical manufacturer. The Sunshine Act requirements were expanded in January 2021 to include physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists & anesthesiologist assistants, and certified nurse-midwives as covered recipients. Finally, all of our activities are potentially subject to federal and state consumer protection and unfair competition laws. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state, and federal authorities.

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

To obtain marketing approval of a drug under European Union regulatory systems, we may submit marketing authorization applications either under a centralized, decentralized or national procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases, and optional for those products that are highly innovative or for which a centralized process is in the interest of patients. For our products and product candidates that have received or will receive orphan designation in the European Union, they will qualify for this centralized procedure, under which each product’s marketing authorization application will be submitted to the EMA. Under the centralized procedure in the European Union, the maximum time frame for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Scientific Advice Working Party of the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, defined by three cumulative criteria: the seriousness of the disease, such as heavy disabling or life-threatening diseases, to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

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

Several significant laws have been enacted in the United States which affect the pharmaceutical industry and additional federal and state laws have been proposed in recent years. For example, the IRA includes several provisions to lower prescription drug costs for people with Medicare and reduce drug spending by the federal government, including allowing Medicare to negotiate prices for certain prescription drugs, requiring drug manufacturers to pay a rebate to the federal government if prices for single-source drugs and biologicals covered under Medicare Part B and nearly all covered drugs under Part D increase faster than the rate of inflation (CPI-U), and limiting out of pocket spending for Medicare Part D enrollees. Additionally, On October 14, 2022, President Biden signed Executive Order 14087 on “Lowering Prescription Drug Costs for Americans.” The Executive Order specifically requests that the Center for Medicare and Medicaid Innovation consider “models that may lead to lower cost sharing for commonly used drugs and support value-based payment that supports high-quality care.” The implementation of the IRA, Executive Order 14087, or other legislative or regulatory reform efforts present uncertainty around restrictions that may be imposed on pricing for our products as well as regulatory compliance issues.

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

Patents

As of December 31, 2022, we owned for use within our field of business eleven families of patents and patent applications, all of which are granted or pending, respectively, in the United States, most were also filed in Europe, Canada and Israel and some were additionally filed in Russia, Turkey, certain Latin American countries, Australia and other countries, including one PCT provisional applications. At present, one patent family protecting our manufacturing process of GLASSIA is considered to be material to the operation of our business as a whole. Such patent has been issued in a variety of jurisdictions, including Australia, Austria, Belgium, Canada, Denmark, Estonia, Israel, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Slovenia, Poland, Spain, Portugal, Sweden, Switzerland, Turkey, the United Kingdom and the United States, and is due to expire in 2024. In addition, we own a patent family protecting pulmonary delivery of Alpha 1 antitrypsin, filed in 2007, in a variety of jurisdictions, including Canada, Germany, France, Italy, Netherlands, Ireland, Belgium, Great Britain, Israel, Russia and Mexico. Furthermore, we own a patent family filed in 2018, protecting our manufacturing process of immunoglobulins. This patent family includes pending applications in the U.S., Canada, Europe and Israel.

Our patents generally relate to the separation and purification of proteins and their respective pharmaceutical compositions. Our patents and patent applications further relate to the use of our products for a variety of clinical indications, and their delivery methods. Our patent applications further relate to the production of recombinant AAT-1 and uses thereof for clinical indications. Our patents and patent applications are expected to expire at various dates between 2024 and 2040. We also rely on trade secrets to protect certain aspects of our separation and purification technology.

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

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. Our registered trademarks in several countries, such as United States and the European Union, Israel, and certain Latin American countries, include the trademarks CYTOGAM, GLASSIA, HEPAGAM, HEPAGAM B, KAMRAB, KEDRAB, KAMADA, KAMRHO, KAMRHO-D, KAMRHO-D IM, KR (design mark), REBINOLIN, РЕБИНОЛИН (Rebinolin in Cyrillic), RESPIKAM, KAMADA RESPIRA, VARIZIG, VENTIA, WINRHO and WINRHO SDF. Regarding the trademarks CYTOGAM, WINRHO, HEPAGAM and VARIZIG we are in a process of transferring these registrations in our name in several territories.

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

Property

Our production plant was built on land that Kamada Assets (2001) Ltd. (“Kamada Assets”), our 74%-owned Israeli subsidiary, leases from the Israel Land Administration pursuant to a capitalized long-term lease. Kamada Assets subleases the property to us. The property originally covered an area of approximately 16,880 square meters. The initial sublease expires in 2058 and we have an option to extend the sublease for an additional term of 49 years. On November 1, 2021, pursuant to a new area outline approved by the Israel Lands Administration, the covered area was reduced to 14,880 square meters. The production plant includes our manufacturing facility, manufacturing support systems, packaging, warehousing and logistics areas and laboratory facilities, as well as office buildings.

In addition, we lease approximately 2,200 square meters of office and laboratory facility at a building located in the Kiryat Weizmann Science Park in Rehovot, Israel. This property houses our corporate office, research and development laboratory and additional departments such as clinical operations, medical, regulatory affairs, compliance, sales and marketing and business development. We sublease approximately 500 square meters of such premises to a third-party lessee. The current lease agreement is in effect until November 30, 2023 and we agreed to enter into a renewed lease agreement, which shall be in effect for a period of eight years following the expiration of the current lease, i.e., until November 30, 2031.

As part of the acquisition of the FDA registered plasma collection center and certain related assets from the privately held B&PR, during 2021, we acquired a 237 square meters facility in Beaumont, TX, which we use as a plasma collection center.

In addition, during 2021, and as part of the establishment of our U.S. commercial operations, we leased a two-room office facility within a shared office facility in Hoboken, NJ.

On March 7, 2023, our U.S. subsidiary Kamada Plasma LLC entered into a lease agreement for a 12,000 square foot premises in Uvalde, Houston, Texas to be used as a plasma collection center. The lease will commence within approximately 90 days from the date we signed the lease agreement and will be in effect for an initial period of ten years commencing on the earlier of (i) the 120th days from the date we receive the permits to construct the premises and (ii) the date the premises are opened for business.  We have the option to extend the lease for two consecutive periods of five years each, upon six months prior written notice. We expect to initiate the construction of the new plasma collection center in the coming months and subsequent to the construction completion and obtaining of the relevant regulatory approvals, to commence plasma collection operations at this new facility.

Environmental

We believe that our operations comply in material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our earnings or competitive position. For more information see “Item 3. Key Information —D. Risk Factors — Risks Related to Our Operations and Industry – We are subject to extensive environmental, health and safety, and other laws and regulations.”

Organizational Structure

Our subsidiaries are set forth below. All subsidiaries are either wholly-owned by us or controlled by us. All companies are incorporated and registered in the country in which they operate as listed below:

Legal Name	Jurisdiction
KI Biopharma LLC	Delaware, USA
Kamada Inc.	Delaware, USA
Kamada Plasma LLC	Delaware, USA (wholly owned by Kamada Inc.)
Kamada Assets (2001) Ltd.	Israel
Kamada Ireland Limited	Ireland

Legal Proceedings

During May 2022, we terminated a distribution agreement with a third-party engaged to distribute our proprietary products in Russia and Ukraine (the “Distributor”), and a power of attorney granted, in connection with such distribution agreement, to an affiliate of the Distributor (the “Affiliate”). On July 18, 2022, the Affiliate notified us of the filing of a request for a conciliation hearing with the Court in Geneva relying on the terminated power of attorney and seeking damages for the alleged inability to sell the remaining product inventory previously acquired from the Company and compensation for the lost customer base. The purpose of a conciliation hearing is to explore the possibility of an out-of-court settlement and not to address the merits of the claims. The outcome of such hearing is not binding. The conciliation hearing is scheduled for March 17, 2023. At this stage, it is not possible to assess the prospects and scope of any claims against us and any potential liabilities as such conciliation request is an initial procedure and the claims are not fully substantiated. We intend to vigorously defend ourselves against any claims if and when they arise from these matters.

In addition to the above, we are subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would have a material adverse effect on our financial position, operations or potential performance.

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

The audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this Annual Report has been prepared in accordance with U.S. GAAP.

Overview

We are a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field focused on diseases of limited treatment alternatives. We are also advancing an innovative development pipeline targeting areas of significant unmet medical need. Our strategy is focused on driving profitable growth from our significant commercial catalysts as well as our manufacturing and development expertise in the plasma-derived and biopharmaceutical markets.

We operate in two segments: (i) the Proprietary Products segment, which includes our six FDA approved plasma-derived biopharmaceutical products - CYTOGAM, KEDRAB, WINRHO SDF, VARIZIG, HEPGAM B and GLASSIA, as well as KAMRAB, KAMRHO (D) and two types of anti-snake venom derived from equine plasma all of which we market internationally in more than 30 countries. We manufacture our proprietary products at our cGMP compliant FDA-approved production facility located in Beit Kama, Israel, using our proprietary platform technology and know-how for the extraction and purification of proteins and IgGs from human plasma, as well as at third party contract manufacturing facilities; and (ii) the Distribution segment, in which we leverage our expertise and presence in the Israeli market by distributing, for use in Israel, more than 25 pharmaceutical products manufactured by third parties and have recently added eleven biosimilar products to Israeli distribution portfolio, which, subject to EMA and IMOH approvals, are expected to be launched in Israel through 2028.

Our Commercial Activities

As part of our Proprietary Products segment, we sell CYTOGAM, a Cytomegalovirus Immune Globulin Intravenous (Human) (CMV-IGIV), indicated for prophylaxis of CMV disease associated with solid organ transplantation in the United States and Canada. Total revenues from sales of CYTOGAM for the year ended December 31, 2022, the first full year during which we sold the product, was $22.6 million.

We market KEDRAB, a human rabies immune globulin (HRIG), in the United States through a strategic distribution and supply agreement with Kedrion. Our 2022 revenues from sales of KEDRAB to Kedrion totaled $16.2 million as compared to $11.9 million and $18.3 million during 2021 and 2020, respectively. Sales of KEDRAB by Kedrion in the United States during the years 2022, 2021 and 2020 totaled $36.2 million, $24.7 million, and $23.7 million, respectively. Based on the information provided by Kedrion, these sales represent approximately 32%, 27% and 23% share of the relevant U.S. market in each of these years, respectively. KEDRAB in-market sales by Kedrion during 2022 grew in comparison to the pre-COVID-19 pandemic sales and we anticipate this trend to continue during 2023 and beyond.

We believe that sales of CYTGOM and KEDRAB in the U.S. market, which generated more than 50% of gross profitability in the year ended December 31, 2022, will continue to increase in the coming years and will be a major growth catalyst for the foreseeable future.

We sell WINRHO SDF, VARIZIG and HEPGAM B, in the United States, Canada and several other international markets, mainly in the Middle East and North Africa (“MENA”) regions. Total revenues from sales of these products for the year ended December 31, 2022, the first full year during which we sold these products, was $29.5 million.

For the year ended December 31, 2022, we generated combined revenues of $52.1 million through sales of CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B, the portfolio of four FDA-approved products that we acquired in November 2021. The 2022 revenues from this portfolio represent a 24% year over year increase compared to the $41.9 million of total revenues generated by this portfolio during the year ended December 31, 2021.

We market GLASSIA in the United States through a strategic partnership with Takeda. During 2021, Takeda completed the technology transfer of GLASSIA manufacturing to its facility in Belgium and received the required FDA approval and initiated its own production of GLASSIA for the U.S. market. In addition, during 2021, Takeda obtained a marketing authorization approval for GLASSIA from Health Canada. During the first quarter of 2022, Takeda began to pay us royalties on sales of GLASSIA manufactured by Takeda, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. In 2022, we received a total of $14.2 million from Takeda, of which $12.2 of sales-based royalty income (for the period between March and December of 2022) and a $2.0 million one-time payment on account of the transfer, to Takeda, of the GLASSIA U.S. biologics license applications (“BLA”). Based on current GLASSIA sales in the U.S. and forecasted future growth, we expect to receive royalties from Takeda in the range of $10 million to $20 million per year for 2023 to 2040 on GLASSIA sales. Historically, we generated revenues on sales of GLASSIA, manufactured by us, to Takeda for further distribution in the United States. Our revenues from sales of GLASSIA to Takeda totaled $26.2 million and $64.9 million during 2021 and 2020, respectively. During 2021, we also recognized revenues of $5.0 million on account of a sales milestone associated with GLASSIA sales by Takeda.

We also market GLASSIA in other counties through local distributors. Total revenues derived from sales of GLASSIA in all other countries during 2022 was $5.9 million, as compared to $7.6 million and $5.5 million during 2021 and 2020, respectively. These ex-U.S. market sales of GLASSIA generated approximately 40% gross margin in the year ended December 31, 2022.

Our 2022 revenues from the sales of the remaining Proprietary products, including KAMRAB (a human rabies immune globulin (HRIG) sold by us outside the U.S. market) and KAMRHO (D) (for prophylaxis of hemolytic disease of newborns), as well as our anti-snake venoms, totaled $13.9 million, as compared to $18.4 million and $11.2 million during 2021 and 2020, respectively.

We own an FDA licensed plasma collection center that we acquired in March 2021 from the privately held B&PR based in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D) IM. For the year ended December 31, 2022, we generated $0.4 million in revenues from this plasma collection center, which were included in our Proprietary products revenues. See below “— Recent Acquisitions.” We are in the process of significantly expanding our hyper-immune plasma collection capacity in this center. We obtained FDA approval for the collection of hyper-immune plasma to be used in the manufacture of KEDRAB, which is plasma that contains high levels of antibodies from donors who have been previously vaccinated by an active rabies vaccine and plan to start collections of such plasma during 2023. We also intend to leverage our FDA license to establish additional plasma collection centers in the United States, with the intention of collecting normal source plasma to be sold for manufacturing by third parties, as well as hyper-immune specialty plasma required for manufacturing of our proprietary products. We believe that the expansion of our plasma collection capabilities will allow us to better support our plasma needs as well as generate additional revenues through sales of collected normal source plasma. To that end, during March 2023, we entered into a lease for a new plasma collection center in Uvalde, Houston, Texas and expect to commence operations at the new center following the completion of its construction and obtaining the required regulatory approvals.

Our Distribution segment is comprised of sales in Israel of pharmaceutical products manufactured by third parties. Sales generated by our Distribution segment during 2022 totaled $26.7 million, as compared to $28.1 million and $32.3 million during 2021 and 2020, respectively. Most of the revenues generated in our Distribution segment are from plasma-derived products manufactured by European companies, and its sales represented approximately 75%, 84% and 89% of our Distribution segment revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Over the past several years we continued to extend our Distribution segment products portfolio to non-plasma derived products, including recently entering into an agreement with Alvotech and two additional companies for the distribution in Israel of eleven different biosimilar products which, subject to EMA and subsequently IMOH approvals, are expected to be launched in Israel through 2028. We believe that sales generated by the launch of the biosimilar products portfolio will become a major growth catalyst. We currently estimate the potential aggregate peak revenues, achievable within several years of launch, generated by the distribution of all eleven biosimilar products to be approximately $40 million annually.

In addition to our commercial operation, we invest in research and development of new product candidates. Our leading investigational product is Inhaled AAT for AATD, for which we are continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. We have additional product candidates in early development stage. For additional information regarding our research and development activities, see “— Our Development Product Pipeline”.

We currently expect to generate total revenues for the fiscal year 2023 in the range of $138 million to $146 million and EBITDA in the range of $22 million to $26 million. The mid- range points of the projected 2023 revenue and EBITDA forecast represent a 10% and 35% growth over fiscal year 2022, respectively.

COVID-19 Pandemic Effects

COVID-19 related disruption had various effect on our business activities, commercial operation, revenues and operational expenses. However, as a result of actions taken by us, our overall results of operations for the year ended December 31, 2022 were not materially affected. See “Item 3.Risk Factors — The COVID-19 pandemic may continue to impact our business, operating results and financial condition.”

Key Components of Our Results of Operations

Business Combination

In November 2021, we acquired a portfolio of the following four FDA approved plasma-derived hyperimmune commercial products from Saol: CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF. For the year ended December 31, 2022, the acquired portfolio contributed $52.1 million and $26.4 million in revenues and gross profit, respectively. The 2022 revenues from this portfolio represent 40% of our total sales, as well as a 24% year over year increase compared to the $41.9 million of total revenues generated by this portfolio during the year ended December 31, 2021.

Under the terms of the agreement, we paid Saol a $95 million upfront payment, and agreed to pay up to an additional $50 million of contingent consideration subject to the achievement of sales thresholds for the period commencing on the acquisition date and ending on December 31, 2034. The first sales threshold was achieved by the end of 2022, and a $3 million contingent consideration payment is expected to be paid during the second quarter of 2023.  Subject to certain conditions defined in the agreement between the parties, we may be entitled for up to a $3.0 million credit deductible from the contingent consideration payments due for the years 2023 through 2027. In addition, we acquired inventory valued at $14.4 million and agreed to pay the consideration to Saol in ten quarterly installments of $1.5 million each or the remaining balance at the final installment, of which we paid four installments of $1.5 million each to Saol during 2022.

Pursuant to an earlier engagement with Saol, during 2019, we initiated technology transfer activities for transitioning CYTOGAM manufacturing to our manufacturing facility in Beit Kama, Israel. Through November 22, 2021, we received a total of $3.8 million in consideration from Saol with respect to the technology transfer activities performed. As a result of the consummation of the Saol transaction, such previous engagement with Saol expired and the received consideration was accounted for as settlement of preexisting relationship.

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

We assumed certain of Saol’s liabilities for the future payment of royalties (some of which are perpetual) and milestone payments to a third parties subject to the achievement of corresponding CYTOGAM related net sales thresholds and milestones. The fair value of such assumed liabilities at the acquisition date was estimated at $47.2 million. Such assumed liabilities include:

●	Royalties: 10% of the annual global net sales of CYTOGAM up to $25.0 million and 5% of net sales that are greater than $25.0 million, in perpetuity; 2% of the annual global net sales of CYTOGAM in perpetuity; and 8% of the annual global net sales of CYTOGAM for period of six years following the completion of the technology transfer of the manufacturing of CYTOGAM to us, subject to a maximum aggregate of $5.0 million per year and for total amount of $30.0 million throughout the entire six years period.

●	Sales milestones: $1.5 million in the event that the annual net sales of CYTOGAM in the United States market exceeds $18.8 million during the twelve months period ending June 30, 2022, which milestone was met and milestone payment is expected to be paid during the second quarter of 2023; and, $1.5 million in the event that the annual net sales of CYTOGAM in the United States market exceeds $18.4 million during the twelve months period ending June 30, 2023.

●	Milestone: $8.5 million upon the receipt of FDA approval for the manufacturing of CYTOGAM at Company’s manufacturing facility.

The following table details the fair value of the identified assets and liabilities as of the acquisition date (for further details refer to Note 5 to the audited consolidated financial statements for the year ended December 31, 2022 included elsewhere in this Annual Report):

Fair value USD in thousands

Inventory	22,849
Customer Relations	33,514
Intellectual Property	79,141
Assumed Contract Manufacturing Agreement	8,519
Assumed liability	(47,213)
Net identifiable assets	96,810

Goodwill arising on acquisition	29,897

Total acquisition cost	126,707

Intangible assets with a finite useful life are amortized on a straight-line basis over its useful life (estimated 6-20 years). During the year ended December 31, 2022 we accounted for $7.1 of amortization expenses associated with such intangible assets. Intangible assets and goodwill are reviewed for impairment whenever there is an indication that the asset may be impaired.

Revenues

In our Proprietary Products segment, we generate revenues from the sale of products to wholesalers in the U.S. market, strategic partners (specifically KEDRAB to Kedrion), local distributors in ex-U.S. markets, HMOs and local hospitals. Revenues from our Proprietary Products segments also include royalty payments from strategic partners (specifically royalties paid by Takeda on account of their sales of GLASSIA). In our Distribution segment, we generate revenues from the sale in Israel of imported products produced by third parties. Revenues are presented net of any discounts and/or marketing contribution payments extended to our partners and distributors.

We derived approximately 59%, 48% and 64% of our total revenues for the years ended December 31, 2022, 2021 and 2020, respectively, from sales in the United States and North America, approximately 25%, 35% and 27% of our total revenues for the years ended December 31, 2022, 2021 and 2020, respectively, from sales in Israel (including both sales for our Proprietary Products segment and Distribution segment), approximately 4%, 5% and 3% of our total revenues for the years ended December 31, 2022, 2021 and 2020, respectively, from sales in Europe, approximately 4%, 3% and 1% of our total revenues for the years ended December 31, 2022, 2021and 2020, respectively, from sales in Asia (excluding Israel), and approximately 9%, 9% and 5% of our total revenues for the years ended December 31, 2022, 2021 and 2020, respectively, from sales in Latin America.

Cost of Revenues

Cost of revenues in our Proprietary Products segment includes expenses related to the manufacturing of products such as raw materials (including plasma), payroll (including bonus, equity-based compensation and other benefits), utilities, laboratory costs and depreciation. In addition, part of the cost of revenues derived from payment on account of manufacturing services provided by third parties. Cost of revenues also includes provisions for the costs associated with manufacturing scraps and inventory write-offs.

Cost of revenues includes amortization expenses related to intangible assets recognized pursuant to the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF. Intangible assets which amortization is accounted for in the costs of revenues include the acquired products intellectual property and an assumed contract manufacturing agreement.

A significant portion of our manufacturing costs are for raw materials consisting of plasma or plasma fraction. In order to ensure the availability of plasma and plasma fraction, we secured supply agreements with multiple suppliers, including from Takeda for the manufacturing of GLASSIA and from Kedrion for the manufacturing of KEDRAB and KAMRAB. We intend to secure long term plasma supply agreements with other suppliers to support manufacturing needs for CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF, and we plan to leverage the recent acquisition of our plasma collection center to expand our plasma collection capacity and to open additional plasma collection centers to support our continued plasma needs.

Costs of revenues in our Distribution segment consists of costs of products acquired, packaging and labeling for sales by us in Israel.

Gross Profit

Gross profit is the difference between total revenues and the cost of revenues. Gross profit is mainly affected by volume and mix of sales, as well as manufacturing efficiencies, cost of raw materials and plant maintenance and overhead costs.

Our gross margins in our Proprietary Products segment, which were 43%, 36% and 43% for the years ended December 31, 2022, 2021 and 2020, respectively, are generally higher than in our Distribution segment, which were 9%, 11% and 14% for the years ended December 31, 2022, 2021 and 2020, respectively.

The increase in gross profitability in our Proprietary Products segment during the year ended December 31, 2022, was mainly as a result of a positive product sales mix, led by sales of CYOTGAM and KEDRAB in the U.S. market and GLASSIA royalties. The reduction in gross profitability during the year ended December 31, 2021, in the Propriety Products segment was mainly as a result of changes in product sales mix, specifically the reduction of GLASSIA sales to Takeda, as well as reduced plant utilization.

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

Product development costs may fluctuate from period to period, as our product candidates proceed through various stages of development. We expect to continue to incur research and development expenses related to clinical trials, as well as other ongoing, planned or future clinical trials with regard to our product pipeline. See “Item 4. Information on the Company — Our Development Product Pipeline.”

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

Selling and Marketing Expenses

Selling and marketing expenses principally consist of compensation for employees and executives in sales and marketing related positions (including payroll, bonus, equity-based compensation and other benefits), expenditures incurred for sales incentive, advertising, marketing or promotional activities, shipping and handling costs, 3PL services fees product liability insurance and business development activities, as well as marketing authorization fees to regulatory agencies, including the FDA.

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

Income (expense) in respect of contingent consideration and other long- term liabilities

Income (expense) in respect of contingent consideration and other long- term liabilities is comprised of the changes in the balances of the contingent consideration and other long-term liabilities which were accounted for as part of the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF

Financial Expenses

Financial expenses are comprised of bank charges, changes in the time value of provisions, the portion of changes in the fair value of financial assets or liabilities at fair value through other comprehensive income and interest and amortization of bank loans and leases.

Taxes on Income

Since our inception we accrued NOLs for tax purposes and as result, have not been required to pay income taxes other than tax withheld in a foreign jurisdiction in 2012 and 2016 and a $1.3 million payment to the Israel Tax Authority in 2016 as a settlement agreement for the tax years 2004-2006. During the year ended December 31, 2018, we accounted for a deferred tax asset on account of a portion of the loss carryforwards for tax purposes that we estimated that we would realize in the following years, and during the years ended December 31, 2020 and 2019, due to the utilization of such loss carryforwards, we recognized tax expenses for the entire amount of such deferred tax asset. For the years ended December 31, 2022 and 2021, we did not account for deferred tax assets nor deferred tax income/expenses.

As of December 31, 2022, we have NOLs for tax purposes of approximately $26.5 million. The NOLs have no expiration date. Following the full utilization of our NOLs, we expect that our effective income tax rate in Israel will reflect the tax benefits discussed below.

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

During the year ended December 31, 2021, following the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF and the acquisition of the plasma collection center in Beaumont, TX, we initiated commercial operations in the U.S. through our subsidiaries Kamada Inc. and Kamada Plasma LLC. The two entities are subject to U.S. federal and certain state income taxes and file a combined tax return. Income tax expenses due in connection which such activities are included as part of taxes on income in our consolidated statement of operations.

Results of Operations

The following table sets forth certain statement of operations data:

	Year Ended December 31,
	2022	2021	2020
	(U.S. Dollars in thousands)
Revenues from Proprietary Products segment	$102,598	$75,521	$100,916
Revenues from Distribution segment	26,741	28,121	32,330
Total revenues	129,339	103,642	133,246
Cost of revenues from Proprietary Products segment	58,229	48,194	57,750
Cost of revenues from Distribution segment	24,407	25,120	27,944
Total cost of revenues	82,636	73,314	85,694
Gross profit	46,703	30,328	47,552
Research and development expenses	13,172	11,357	13,609
Selling and marketing expenses	15,284	6,278	4,518
General and administrative expenses	12,803	12,636	10,139
Other expense	912	753	49
Operating income (loss)	4,532	(696)	19,237
Financial income	91	295	1,027
Income (expense) in respect of securities measured at fair value, net	-	-	102
Income (expense) in respect of currency exchange differences and derivatives instruments, net	298	(207)	(1,535)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities	(6,266)	(994)	-
Financial expense	(914)	(283)	(266)
Income (loss) before taxes on income	(2,259)	(1,885)	18,565
Taxes on income	62	345	1,425
Net income (loss)	$(2,321)	$(2,230)	$17,140

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Segment Results

	Change 2022 vs. 2021
	2022	2021	Amount	Percent
	(U.S. Dollars in thousands)
Revenues:
Proprietary Products	$102,598	$75,521	$27,077	35.9%
Distribution	26,741	28,121	(1,380)	(4.9)%
Total	129,339	103,642	25,697	24.8%
Cost of Revenues:
Proprietary Products	58,229	48,194	10,035	20.8%
Distribution	24,407	25,120	(713)	(2.8)%
Total	82,636	73,314	9,322	12.7%
Gross Profit:
Proprietary Products	$44,369	$27,327	$17,042	62.4%
Distribution	2,334	3,001	(667)	(22.2)%
Total	$46,703	$30,328	$16,375	54.0%

Revenues

For the year ended December 31, 2022, we generated $129.3 million of total revenues, as compared to $103.6 million for the year ended December 31, 2021, an increase of $25.7 million, or approximately 24.8%. This increase was primarily due to sales from the portfolio of four acquired FDA-approved IgG products that contributed $52.1 million. During the year ended December 31, 2021, this portfolio generated total sales of $41.9 million, of which we recognized only $5.4 million which were the sales from the acquisition date of November 22, 2021, and December 31, 2021. In addition, KEDRAB sales to Kedrion for the year ended December 31, 2022, totaled $16.2 million, a $4.3 million increase compared to the year ended December 31, 2021, which increase was a result of Kedrion’s U.S. in-market sales returning to the pre-COVID-19 pandemic sales. Lastly, for the year ended December 31, 2022, we accounted for revenues of $14.2 million from Takeda, of which $12.2 of sales-based royalty income (for the period between March and December of 2022) and a $2.0 million one-time payment on account of the transfer, to Takeda, of the GLASSIA U.S. BLA. During the year ended December 31, 2021, we generated $26.2 million of sales of GLASSIA to Takeda, which were our last sales of the product to Takeda prior to the completion of transition of its manufacturing to Takeda.

The decrease in revenues in the Distribution segment is primarily related to the reduction of IVIG sales.

Cost of Revenues

For the year ended December 31, 2022, we incurred $82.6 million of cost of revenues, as compared to $73.3 million for the year ended December 31, 2021, an increase of $9.3 million, or approximately 12.7%. The increase in costs of revenues is mainly attributable to increased sales. For the year ended December 31, 2022, cost of revenues included $5.4 million of intangible assets amortization costs and a $4.3 million loss related to a labor strike at our manufacturing plant at Beit-Kama, Israel which was concluded in July 2022.

Gross Profit

Gross profit and gross margins in our Proprietary Products segment for the year ended December 31, 2022, were $44.4 and 43.2%, respectively, as compared to $27.3 and 36.2% for the year ended December 31, 2020, respectively, representing an increase of $17.0 million and 62%, respectively. Such increase is primarily attributed to the sales generated by the portfolio of four acquired FDA-approved IgG products, the increase in KEDRAB sales to Kedrion as well as the royalty income from Takeda on account of their GLASSIA sales.

Gross profit and gross margins in our Distribution segment for the year ended December 31, 2022 were $2.3 and 8.7%, respectively, as compared to $3.0 and 10.7% for the year ended December 31, 2021, respectively, representing a decrease of $0.7 million and 22%, respectively. Such decrease is primarily related to the overall decrease in sales generated in this segment which were driven by reduction of IVIG sales.

Research and Development Expenses

For the year ended December 31, 2022, we incurred $13.2 million of research and development expenses, as compared to $11.4 million in the year ended December 31, 2021, an increase of $1.8 million, or approximately 16.0%. The increase was primarily due to increased costs associated with opening of new clinical sites and accelerating recruitment for the ongoing pivotal Phase 3 clinical trial of Inhaled AAT.

Research and development expenses accounted for approximately 10.2% and 11.0% of total revenues for the years ended December 31, 2022 and 2021, respectively.

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021
Inhaled AAT	$4,986	$2,562
Anti-SARS-CoV-2	32	180
Recombinant AAT	257	528
Other early stage development programs
Unallocated salary	4,924	5,076
Unallocated facility cost allocated to research and development	2,065	2,138
Unallocated other expenses	909	873
Total research and development expenses	$13,173	$11,357

For the years ended December 31, 2022 and 2021, we incurred $4.9 million and $5.1 million, respectively, of unallocated salary expenses which represent all research and development salary expenses, $4.3 million and $2.1 million, respectively, of facility costs allocated to research and development and $0.9 million and $0.9 million, respectively, of unallocated other expenses.

Our current intentions with respect to our major development programs are described in “Business — Our Development Product Pipeline”. We cannot determine with full certainty the duration and completion costs of the current or future clinical trials of our major development programs or if, when, or to what extent we will generate revenues from the commercialization and sale of any product candidates. We or our strategic partners may never succeed in achieving marketing approval for any product candidates. The duration, costs and timing of clinical trials and our major development programs will depend on a variety of factors, including the uncertainties of future clinical and preclinical studies, uncertainties in clinical trial enrollment rates and significant and changing government regulation and whether our current or future strategic partners are committed to and make progress in programs licensed to them, if any. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. See “Item 3. Key Information — D. Risk Factors — Risks Related to Development, Regulatory Approval and Commercialization of Product Candidates.”

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

Selling and Marketing Expenses

For the year ended December 31, 2022, we incurred $15.3 million of selling and marketing expenses, as compared to $6.3 million for the year ended December 31, 2021, an increase of $9.0 million, or approximately 143.5%. This increase was primarily due to the establishment of our U.S. commercial operations through our wholly owned subsidiary, Kamada Inc. which is responsible for the marketing, sale, and distribution of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF.

In addition, the increase in selling and marketing expenses is attributable to amortization expenses related to intangible assets recognized pursuant to a business combination, which for the years ended December 31, 2022 and 2021, amounted to $1.7 million and $0.2 million, respectively.

Selling and marketing expenses accounted for approximately 11.8 % and 6.1% of total revenues for the years ended December 31, 2022 and 2021, respectively.

General and Administrative Expenses

For the year ended December 31, 2021, we incurred $12.8 million of general and administrative expenses, as compared to $12.6 million for the year ended December 31, 2020, an increase of $0.2 million, or approximately 1.3%. This increase was primarily due to increased costs in support of our U.S. commercial operation.

General and administrative expenses accounted for approximately 9.9% and 12.2% of total revenues for the years ended December 31, 2022 and 2021, respectively.

Other expenses

For the years ended December 31, 2022 and 2021, we incurred $0.9 and $0.8 million of other expenses. For the year ended December 31, 2022 such costs includes partial recognition of an expected milestone payment which will be paid to CSL upon completion of the technology transfer of CYTOGAM manufacturing to our manufacturing facility at Beit-Kama, Israel. For the year ended December 31, 2021, such costs included a one-time expense of $0.7 million related to excess severance remuneration for employees who were laid-off as part of a planned workforce downsizing undergone in connection with the transition of GLASSIA manufacturing to Takeda.

Financial Income

For the years ended December 31, 2022 and 2021, we generated $0.1 and $0.3 million of financial income, respectively. Financial income is primarily comprised of interest income on bank deposits and to a limited extent short-term investments.

Income (expense) in respect of currency exchange differences and derivatives instruments, net

For the year ended December 31, 2022, we generated $0.3 million of income in respect of currency exchange differences on balances in other currencies, mainly the NIS and the Euro versus the U.S. dollar, and derivatives impact, as compared to incurring $0.2 million of expenses in respect to currency exchange differences and derivatives instruments for the year ended December 31, 2021.

Financial Income (expense) in respect of contingent consideration and other long- term liabilities

For the year ended December 31, 2022, we incurred $6.3 million of expenses, as compared to $1.0 million for the year ended December 31, 2021. These expenses are in respect of reevaluation of contingent consideration and other long- term liabilities associated with the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF.

Financial Expenses

For the year ended December 31, 2022, we incurred $0.9 million of financial expenses, as compared to $0.3 million for the year ended December 31, 2021. Financial expenses in the years ended December 31, 2022 and 2021, was primarily related to interest costs on debt facility obtained to partially fund the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF. See below “Liquidity and Capital Resources.”

Taxes on Income

For the year ended December 31, 2022, we recorded a $0.1 million tax expense primarily related to our U.S. operations. For the year ended December 31, 2021, we recorded a $0.3 million tax expense primarily related to excess costs tax payment due to the Israel Tax Authority and current taxes on account of our U.S commercial operations.

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

Taxes on Income

In the year ended December 31, 2021, we recorded a $0.3 million tax expense primarily related to excess costs tax payment due to the Israel Tax Authority and current taxes on account of our U.S commercial operations. In the year ended December 31, 2020, we recorded a $1.4 million tax expense relating primarily to the utilization of a deferred tax asset on account of earnings that were offset against our net operating loss carryforward for tax purposes.

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures, as well as for acquisitions of new products, product candidates and assets. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares (including our 2005 initial public offering and listing on the TASE, our 2013 initial public offering in the United States and listing on Nasdaq, our 2017 underwritten public offering and our 2020 private placement), and the issuance of convertible debentures and warrants to purchase our ordinary shares as well as through commercial debt financing for the funding of certain acquisitions.

The balance of cash and cash equivalents and short-term investments as of December 31, 2022, 2021 and 2020, totaled $34.3 million, $18.6 million and $109.3 million, respectively. We plan to fund our future operations and strategic initiatives (See “Item 4. Information on the Company”) through our financial resources, cash generated through our operational activities, which generated $28.6 million during the year ended December 31, 2022, commercialization and or out-licensing of our pipeline product candidates, and to the extent required, raising additional capital through the issuance of equity or debt.

Our capital expenditures for the years ended December 31, 2022, 2021 and 2020 were $3.8 million, $3.7 million and $5.5 million, respectively. Our capital expenditures currently relate primarily to the maintenance and improvements of our facilities. We expect our capital expenditures to increase in the coming years mainly due to the planned expansion of our plasma collection operations as well as potentially to facilitate the transition of manufacturing of HEPGAM B, VARIZIG and WINRHO SDF to our manufacturing facility in Beit Kama, Israel, which will require possible upgrades to plant infrastructure as well as to upgrade manufacturing automation. To date, we have not made any material commitments towards such planned expenditures.

In addition to our capital expenditure, in November 2021, we acquired CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF from Saol. Under the terms of the agreement, we paid Saol a $95 million upfront payment, and agreed to pay up to an additional $50 million of contingent consideration subject the achievement of sales thresholds for the period commencing on the acquisition date and ending on December 31, 2034. We may be entitled to up to a $3.0 million credit deductible from the contingent consideration payments due for the years 2023 through 2027, subject to certain conditions as defined in the agreement between the parties. In addition, we acquired inventory and agreed to pay the consideration to Saol in ten quarterly installments of $1.5 million each or the remaining balance at the final installment. In addition, we assumed certain of Saol’s liabilities for the future payment of royalties (some of which are perpetual) and milestone payments to a third parties subject to the achievement of corresponding CYTOGAM related net sales thresholds and milestones. The fair value of such assumed liabilities at the acquisition date was estimated at $47.2 million. During the next 12 months we anticipate paying approximately $24.9 million on account of such contingent consideration, inventory related liability and the assumed liabilities, which payments are expected to be funded by our existing financial resources and cash to be generated through our operational activities. Payments on account of such liabilities expected to be made beyond the next 12 months are expected to be funded from expected cash to be generated by our operating activities, and to the extent required, raising additional capital through the issuance of equity or debt. For additional information also see above under “Key Components of Our Results of Operations—Business Combination” and Note 18e to our consolidated financial statements included in this Annual Report.

We have entered into long term lease agreements with respect to office facility, storage spaces, vehicles and certain office equipment. The terms of such lease arrangements are between 3 to 10 years. The outstanding lease obligation as of December 31, 2022 totaled $3.2 million. For additional information see Note 15 to our consolidated financial statements included in this Annual Report.

We are also obligated to make certain severance or pension payments to our Israeli employees upon their retirement in accordance with Israeli law. For additional information, see “Post-Employment Benefits Liabilities” and Note 2u and Note 17 to our consolidated financial statements included in this Annual Report.

We believe our current cash and cash equivalents and expected future cash to be generated by our operational activities will be sufficient to satisfy our liquidity requirements for at least the next 12 months.

Credit Facility and Loan Agreement with Bank Hapoalim B.M.

In connection with the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF from Saol, on November 15, 2021, we secured a $40 million of debt facility from Bank Hapoalim B.M., which is comprised of a $20 million five-year loan and a $20 million short-term revolving credit facility.

The long-term loan bears interest at a rate of SOFR + 2.18% and is repayable in 54 equal monthly installments commencing on June 16, 2022. The credit facility was in effect for an initial period of 12 months, thereafter, on January 1, 2023, the credit facility was reduced to NIS 35 million (equivalent to approximately $10 million) and extended for an additional period of 12 months. Borrowings under the credit facility accrue interest at a rate of PRIME + 0.55 and are repayable no later than 12 months from the date advanced. We are required to pay to Bank Hapoalim an annual fee of 0.275% for the credit allocation.

The terms of the loan and credit facility include certain financial covenants, for the year ended December 31, 2022, and onwards, including that we maintain: (i) minimum equity capital of 30% of the balance sheet and no less than $120 million, examined on a quarterly basis, (ii) a maximum working capital to debt ratio of 0.8, examined on a quarterly basis, and (iii) a minimum debt coverage ratio of 1.1 during 2022-2024 and 1.25 in 2025 and onwards, examined on an annual basis. In addition, the terms of the loan and credit facility contain certain restrictive covenants including, among others, limitations on restructuring, the sale of purchase of assets, material licenses, certain changes of control and the creation of floating charges over our property and assets. In addition, we undertook not to create any first ranking floating charge over all or materially all of our property and assets in favor of any third party unless certain conditions, as defined in the loan agreement, have been satisfied. See “Item 3. Key Information — D. Risk Factors —Risks Related to Our Financial Position and Capital Resources — Our financial position and operations may be affected as a result of the indebtedness we incurred and the liabilities we assumed in connection with the recent acquisition of the portfolio of four FDA-approved products.”

Cash Flows from Operating Activities

Net cash provided by operating activities was $28.6 million for the year ended December 31, 2022. This net cash provided by operating activities was generated through the sales of our commercial products, mainly CYTOGAM and KEDRAB, as well as cash generated for royalties payable by Takeda on account of their GLASSIA sales, net of our operational costs.

Net cash used in operating activities was $8.8 million for the year ended December 31, 2021. This net cash used in operating activities reflects net loss of $2.2 million, $7.7 million for non-cash income and expenses, $14.4 million increase in assets, net of liabilities, and $0.1 million of interest income, net of interest and tax expenses paid in cash.

Net cash provided by operating activities was $19.1 million for the year ended December 31, 2020. This net cash provided by operating activities reflects net income of $17.1 million, $8.1 million of non-cash expenses and a decrease in inventories of $1.2 million, a decrease in trade receivables of $1.3 million and a decrease in trade payables of $9.5 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $3.8 million for the year ended December 31, 2022, which comprises of capital expenditures.

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

Cash Flows from Financing Activities

Net cash used in financing activities was $9.3 million for the year ended December 31, 2022, and is mainly related to payments made on account of the inventory related liability and assumed liabilities both generated by the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF as well as principal repayments on the long-term loan from Bank Hapoalim.

Net cash provided by financing activities was $18.6 million for the year ended December 31, 2021 and is mainly related to the receipt of the long-term loan from Bank Hapoalim.

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

A detailed description of our accounting policies is provided in Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report. The following provides an overview of certain accounting policies that we believe are the most critical for understanding and evaluating our financial condition and results of operations.

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

Following the acquisition of CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B during November 2021, we, through our wholly owned subsidiary Kamada Inc., sell these products in the U.S. market to wholesalers/distributors for redistribution/sale of these products to other parties, such as hospitals and pharmacies. Revenue recognition occurs at a point in time when control of the product is transferred to the wholesalers/distributors, generally on delivery of the goods.

Our gross sales are subject to various deductions, which are primarily composed of rebates and discounts to group purchasing organizations, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales. We monitor the obligation for these deductions on at least a quarterly basis and record adjustments when rebate trends, rebate programs and contract terms, legislative changes, or other significant events indicate that a change in the obligation is appropriate.

The following summarizes the nature of the most significant adjustments to revenues generated from the sales of these products in the U.S. market:

Wholesaler chargebacks:

We have arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Provisions for estimating chargebacks are calculated based on historical experience and product demand. The provision for chargebacks is recorded as a deduction from trade receivables on the consolidated statements of financial position.

Fees for service:

Consists of wholesaler/distributor fees associated with the redistribution of the products to hospitals and pharmacies. These fees are outlined in each wholesaler/distributor contract. The fees are invoiced on a monthly or quarterly basis by the wholesaler/distributor. The provisions for fees for service are recorded in the same period that the corresponding revenues are recognized.

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

We also generate revenue in the form of royalty payments, due from the grant of a license for the use of our IP, knowhow and patents. Royalty revenue is recognized when the underlying sales have occurred.

Business combinations and goodwill

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

On March 1, 2021, we acquired the plasma collection center and certain related rights and assets from the privately held B&PR of Beaumont, TX, USA. For more information see Note 5a to our consolidated financial statements included in this Annual Report for more details.

On November 22, 2021, we entered into an asset purchase agreement with Saol for the acquisition of a portfolio of four FDA-approved plasma-derived hyperimmune commercial products. See Note 2d and Note 5b to our consolidated financial statements included in this Annual Report for additional information.

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

We had no impairment of non-financial assets in 2022.

Goodwill impairment

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

The goodwill is attributed to the Proprietary Products segment, which represents the lowest level within the Company at which goodwill is monitored for internal management purposes.

As of December 31, 2022, we performed an assessment for goodwill impairment for our Proprietary Products segment, which is the level at which goodwill is monitored for internal management purposes, and concluded that the fair value of the Proprietary Products segment exceeds the carrying amount by approximately 20%. The carrying amount of goodwill assigned to this segment is $30.3 million.

When evaluating the fair value of the Proprietary Products segment, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for five years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth rate of -5.0% determined based on the long-term expected prospects of the reporting unit; and (c) a discount rate (post-tax) of 12.1 % which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Proprietary Products segment’s operations.

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods. If any of these were to vary materially from our plans, we may record impairment of goodwill allocated to the Proprietary Products segment reporting unit in the future. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of the Proprietary Products segment reporting unit by approximately $4.0 million and $19.0 million, respectively. Based on our assessment as of December 31, 2022, no goodwill was determined to be impaired. For more information see Note 11 to our consolidated financial statements included in this Annual Report for more details.

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

The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, expected exercise multiple, risk-free interest rates, expected dividends and the price of our ordinary shares on the TASE (or Nasdaq for persons who are subject to U.S. federal income tax), which are estimated as follows:

●	Expected Life. The expected life of the share options is based on historical data, and is not necessarily indicative of the exercise patterns of share options that may occur in the future.

●	Volatility. The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices on the TASE is reasonably indicative of expected future trends.

●	Risk-free interest rate. The risk-free interest rate is based on the yields of non-index-linked Bank of Israel treasury bonds with maturities similar to the expected term of the options for each option group.

●	Expected forfeiture rate. The post-vesting forfeiture rate is based on the weighted average historical forfeiture rate.

●	Dividend yield and expected dividends. We have not recently declared or paid any cash dividends on our ordinary shares and do not intend to pay any cash dividends. We have therefore assumed a dividend yield and expected dividends of zero.

●	Share price. The price of our ordinary shares on the TASE (or Nasdaq for persons who are subject to U.S. federal income tax) used in determining the grant date fair value of options is based on the price on the grant date.

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

We operate a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law, 1963. See Note 2u and Note 17 to our consolidated financial statements included in this Annual Report for more details.

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

A sensitivity analyses was performed based on reasonably possible changes of the principal assumptions (discount rate and future salary increases) underlying the defined benefit plan~~.~~

In the event that the discount rate would be one percent higher or lower, and all other assumptions were held constant, the defined benefit obligation would decrease by $110,000 or increase by $165,000, respectively.

In the event that the expected salary growth would increase or decrease by one percent, and all other assumptions were held constant, the defined benefit obligation would increase by $158,000 or decrease by $105,000, respectively.

As of August 2022, Kamada Inc, our U.S. wholly owned subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $20,500 per year (for certain employees over 50 years of age the maximum contribution is $27,000 per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. The U.S. Subsidiary matches 3% of employee contributions up to the plan with no limitation.

Accounting for Income Taxes

At the end of each reporting period, we are required to estimate our income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business, determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits, which we recognize in our financial statements. We believe the estimates, assumptions and judgments are reasonable, but this can involve complex issues which may take a number of years to resolve. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made. In addition, at the end of each reporting period, we estimate our ability to utilize our carryforward losses and accordingly account for the relevant amount of deferred taxes. When calculating the deferred tax asset, we estimate the effective tax rate to be applied for the years in which we expect the carryforward loss to be utilized, considering the impact of the Investment Law and rulings that we received from the Israel Tax Authority.

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

As of December 31, 2022, 2021 and 2020, the application of IFRIC 23 did not have a material effect on the financial statements.

Leases

We account for a contract as a lease according to IFRS 16, “Leases” (“Lease Standard”), when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

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

For additional information, see Note 2m and Note 15 to our consolidated financial statements included in this Annual Report.

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

Item 6. Directors, Senior Management and Employees

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors as of March 15, 2023.

Name	Age	Position
Executive Officers:
Amir London	54	Chief Executive Officer
Chaime Orlev	52	Chief Financial Officer
Eran Nir	50	Chief Operating Officer
Yael Brenner	59	Vice President, Quality
Hanni Neheman	53	Vice President, Marketing & Sales
Yifat Philip	46	Vice President, General Counsel and Corporate Secretary
Orit Pinchuk	57	Vice President, Regulatory Affairs and PVG
Liron Reshef	52	Vice President, Human Resources
Jon Knight	57	Vice President, US Commercial Operations
Shavit Beladev	52	Vice President, Plasma Operations
Boris Gorelik	42	Vice President, Business Development and Strategic Programs

Directors:
Lilach Asher Topilsky*	52	Chairman of the Board of Directors
Uri Botzer *	34	Director
Ishay Davidi*	61	Director
Karnit Goldwasser*	46	Director
Jonathan Hahn	40	Director, Chairman of Strategy Committee
Lilach Payorski*	49	Director, Chairman of Audit Committee
Leon Recanati*	74	Director, Chairman of Compensation Committee
Prof. Ari Shamiss, MD*	64	Director
David Tsur*	72	Director

*	Independent director under the Nasdaq listing requirements.

Executive Officers

Amir London has served as our Chief Executive Officer since July 2015. Prior to that, Mr. London served as our Senior Vice President, Business Development from December 2013. Mr. London brings with him over 25 years of senior management and international business development experience. From 2011 to 2013, Mr. London served as the Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services. Earlier in his career, from 2009 to 2011, Mr. London was the Chief Executive Officer of Promedico, an Israeli-based $350 million healthcare distribution company, and from 2006 to 2009 he was the General Manager of Cure Medical, providing contract manufacturing services for clinical studies, as well as home-care solutions. From 1995 to 2006, Mr. London was a Partner with Tefen, an international publicly-traded operations management consulting firm, responsible for the firm’s global biopharma practice. Mr. London holds a B.Sc. degree in Industrial and Management Engineering from the Technion – Israel Institute of Technology.

Chaime Orlev has served as our Chief Financial Officer since December 2017 and he will be transitioning out of this role to pursue other opportunities, following the filing of this Annual Report. Prior to that, Mr. Orlev had served in senior finance roles for more than 20 years, with approximately 12 years spent in the life sciences industry. Previously, from September 2016 to November 2017, Mr. Orlev served as Chief Financial Officer and Vice President Finance and Administration at Bioblast Pharma Ltd. (Nasdaq: ORPN), a clinical-stage, biotechnology company. Prior to that, from 2010, Mr. Orlev served as Vice President Finance and Administration at Chiasma (Nasdaq: CHMA), a clinical stage biopharmaceutical company, in which role Mr. Orlev led the company’s initial public offering and listing on Nasdaq. Mr. Orlev is a certified public accountant in Israel, holds an MBA degree from the Recanati Graduate School of Business Administration at the Tel Aviv University and a BA degree in Business Administration from the College of Management in Israel.

Eran Nir has served as our Chief Operating Officer since March 2022, overseeing our operations and research and development activities. Prior to that Mr. Nir served as our Vice President, Operations since November, 2016. Mr. Nir has over 20 years of operations management experience in the pharmaceutical and medical industries. Mr. Nir’s previous roles include management of Teva Pharmaceutical Industries’ plant in Jerusalem from 2002 to 2011, VP Operations of Amelia Cosmetics from 2014 to 2015 and management of a medical equipment plant of Philips Medical Systems from 2015 to 2016. Mr. Nir’s experience spans across the management of large-scale FDA and EMA- approved manufacturing facilities, tech-transfer of new products from development to production and the implementation of operational excellence systems. Mr. Nir holds a B.Sc. degree in Industrial and Management Engineering and an MBA degree, both from Ben-Gurion University.

Yael Brenner has served as our Vice President, Quality since March 2015. Ms. Brenner has more than 25 years of experience in Quality Management, including Quality Assurance and Quality Control managerial positions in the pharmaceutical industry. Prior to joining Kamada, from 2007 to 2015, Ms. Brenner was at Teva Pharmaceuticals Industries, lastly as Senior Director Quality Operations of Teva’s Kfar Sava Site, managing over 400 employees in Quality Assurance, Quality Control and Regulatory Affairs. Ms. Brenner holds B.Sc. and M.Sc. degrees in Chemistry from the Technion - Israel Institute of Technology, and she is a Certified Quality Engineer (CQE) from the American and Israeli Societies for Quality.

Hanni Neheman has served as our Vice President, Marketing & Sales since January 2020. Ms. Neheman joined us in August 2014 and served as Head of Business Operations, Israel. Ms. Neheman has more than 20 years of experience in different positions in the field of marketing and sales in the pharmaceutical industry. Prior to joining us, Ms. Neheman served as a Commercial Manager at Neopharm Israel. Ms. Neheman holds a B.A. degree in Occupational Therapy from the Technion Israel Institute of Technology and Executive M.B.A degree from the Derby University.

Yifat Philip has served as our VP General Counsel and Corporate Secretary since October 2020 and she will be transitioning out of this role to pursue other opportunities, following the filing of this Annual Report. Ms. Philip has been practicing law for more than 15 years, with an experience of over a decade in the BioMed industry. Prior to joining Kamada, Ms. Philip served as VP Legal Affairs and Compliance Officer of OPKO Biologics, a subsidiary of OPKO Health, Inc. (NASDAQ:OPK), responsible for the company’s legal matters and commercial agreements. Ms. Philip has vast experience from leading law firms on international biotech deals. Prior to that, Ms. Philip worked at the Israel Securities Authority, the Department of Economics and Fiscal Law of the State Attorney, Israel. Ms. Philip is a member of the Israel Bar Association and holds an LLB degree and a BA degree in Economics, both from Haifa University; an MA degree in Law and Economics from Erasmus University in the Netherlands in collaboration with Berkeley University, USA; and an MBA degree from the Technion-Israel Institute of Technology, Israel. Ms. Philip also serves as a member of the board of directors of the Israeli Association of Corporate Counsels and head of the ACC BioMed Forum.

Orit Pinchuk has served as our Vice President, Regulatory Affairs and PVG since October 2014. Ms. Pinchuk has experience of more than 25 years in the pharmaceutical industry in key positions that cover, among others, disciplines of Regulatory Affairs and Compliance. Prior to joining Kamada, from 1993 to 2014, Ms. Pinchuk was at Teva Pharmaceuticals Industries, where she served as Director of Compliance and Regulatory Affairs, Operation Israel and Senior Director Regulatory Affairs, Research and Development and Operation Israel. Ms. Pinchuk has experience working with the FDA, EMA and the Canadian Health Authorities. Ms. Pinchuk holds a B.Tech degree in Textile Chemistry from Shenkar College for Engineering and Design and M.Sc. degree in Applied Chemistry from the Hebrew University of Jerusalem.

Liron Reshef joined us as our Vice President, Human Resources in January 2023. Ms. Reshef has over 20 years of experience in the field of human resources in senior Human Resources positions of global companies in different industries. From 2018 to 2021, Ms. Reshef served as EVP Human Resources of TAT Technologies and from 2014 to 2018, she served as VP Human Resources of Evogene. Earlier in her career, Ms. Reshef worked in senior HR positions for Frutarom, Solbar Industries, Comverse Technology and TICI Software Systems. Ms. Reshef is a certified Coach, specialized in personal coaching, career development and managers’ coaching. Ms. Reshef holds a B.A degree. in Economics and Political Science from Bar-Ilan University and MBA degree, with specialization in Behavioral Sciences, from Ben-Gurion University.

Jon Knight has served as our Vice President of US Commercial Operations since March 2022. Mr. Knight has 25 years of Life Sciences experience, primarily focusing on commercializing innovative specialty plasma-products. Prior to joining us, Mr. Knight served in a variety of commercial leadership positions. Previously Mr. Knight was responsible for Trade Relations at TherapeuticsMD launching three innovative products into the U.S. market. Mr. Knight’s professional background also includes leadership positions at Prometic Life Sciences, CIS by Deloitte, Cardinal Health, Cangene BioPharma and Nabi Biopharmaceuticals. Mr. Knight received an MBA from Colorado State University and a B.A. in Biology from Colorado Mesa University.

Shavit Beladev has served as our Vice President, Plasma Operations since June 2022. Ms. Beladev has been with us for over 20 years in increasingly senior positions, most recently as Director of Business Development.  Ms. Beladev previously served in management roles responsible for International Sales, Key Accounts Management and Plasma Procurement. Since the establishment of Kamada Plasma in early 2021, Ms. Beladev’s extended responsibilities also included overseeing the operation of the Company’s plasma collection center in Beaumont, Texas, and the advance towards the opening of new centers. Ms. Beladev holds a BA degree in Economics and Business Administration from Ben-Gurion University, Israel.

Boris Gorelik has served as our Vice President, Business Development and Strategic Programs since June 2022. Prior to that, Mr. Gorelik served as our Director of Business Development from April 2020. Mr. Gorelik has over 14 years of Business Development and M&A experience, most of it in the pharmaceutical industry. Prior to joining us, Mr. Gorelik was Senior Director of Global Business Development and Strategy with Teva Pharmaceutical Industries, Ltd. Prior to his tenure at Teva, Mr. Gorelik served in various legal, M&A, and transaction services-related roles in the Israeli law office of Goldfarb Seligman, as well as KPMG and Deloitte Israeli offices. Mr. Gorelik holds a L.L.B degree, B.A. degree in Accounting and MBA degree, all from Tel Aviv University.

Directors

Lilach Asher Topilsky has served as a member of our board of directors since December 2019, as the Chairman of our board of directors since August 2020, and serves as a member of our Compensation Committee and Strategy Committee. Mrs. Asher Topilsky has been a Senior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since December 2019. Mrs. Asher Topilsky currently serves as the chairman of G1 Security Systems Ltd. (TASE), Rimoni Industries Ltd. (TASE), SOS Ltd. Elyakim Ben Ari Group Ltd. and Amal and beyond Ltd. and as a director at Amiad Water Systems Ltd. (AIM), Ashot Ashkelon Industries Ltd. (TASE) and Tel Aviv University. Prior to joining FIMI, Mrs. Asher Topilsky served as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chairman at IDBNY BANKCORP and as a director at IDB Bank New York from 2014 -2019. Mrs. Asher Topilsky also served as the Chairman of Mercantile Bank from 2014-2016. Before that, Mrs. Asher Topilsky served as a member of the management of Bank Hapoalim (TASE) as Deputy CEO & Head of Retail Banking Division (2009-2013) & Head of Strategy & Planning Division (2007-2009). Mrs. Asher Topilsky served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago 1997-1998) and at Shaldor Strategy Consulting (Israel 1995-1996). Mrs. Asher Topilsky holds an M.B.A. degree from Kellogg School of Management, Northwestern University, Chicago, USA (1997), and a B.A. degree in Management and Economics from Tel Aviv University, Israel (Magna Cum Laude, 1994).

Uri Botzer has served as a member of our board of directors since December 2022. Mr. Botzer has been a Junior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2019. Prior to joining FIMI, Mr. Botzer served as a lawyer at FISCHER (FBC & Co.). Mr. Botzer holds a B.A. degree in Business Administration and a LL.B. (Bachelor of Law), Cum Laude, from Reichman University, Herzliya.

Ishay Davidi has served on our board of directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as the Chairman of the Board of Directors of Infinya Ltd. (TASE), Polyram Plastic Industries Ltd (TASE) and Ashot Ashkelon Industries Ltd. (TASE). Mr. Davidi also serves as a director of Bet Shemesh Engines Ltd. (TASE), C. Mer Industries Ltd. (TASE), G1 Security Systems Ltd. (TASE), PCB Technologies Ltd. (TASE), Rekah Pharmaceutical Industries (TASE), SOS Ltd., GreenStream Ltd., Amiad Water Systems Ltd (AIM), Rimoni Industries Ltd. (TASE), Elyakim Ben-Ari Group Ltd. and Amal and beyond Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Inrom, Retalix (previously traded on NASDAQ and TASE) and Tefron Ltd. (NYSE and TASE) and as a director of Gilat Satellite Networks Ltd. (NASDAQ and TASE), Pharm Up Ltd (TASE), Ham-Let Ltd. (TASE), Ormat Industries Ltd. (previously traded on TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd. (TASE), Scope Metals Group Ltd. (TASE), Tadir-Gan (Precision Products) 1993 Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi served as the Chief Executive Officer of Zer Science Industries Ltd. Mr. Davidi holds an M.B.A. degree from Bar Ilan University, Israel, and a B.Sc. degree, with honors, in Industrial Engineering from the Tel Aviv University, Israel.

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

Lilach Payorski has served on our board of directors since December 2021, and serves as the Chairman of our Audit Committee. Ms. Payorski has served as the Chief Financial Officer of Tyto Care Ltd. since November 2022. Prior to that, Ms. Payorski served as the Chief Financial Officer of Stratasys Ltd (NASDAQ: SSYS), a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. From December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys. From December 2009 to December 2012, Ms. Payorski served as Head of Finance at PMC-Sierra (NASDAQ: PMCS), a company operating in the semiconductors industry, which was subsequently acquired by Microsemi Corporation. Prior to that, from March 2005 to December 2009, Ms. Payorski served as Compliance Controller at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a security company. Ms. Payorski also served as corporate controller at Wind River Systems (NASDAQ: WIND), a software company, which was subsequently acquired by Intel Corporation, from June 2003 to March 2005. Earlier in her career, from March 1997 to June 2003, Ms. Payorski worked as a chartered public accountant at Ernst & Young LLP, both in Israel and later in Palo Alto, CA. Ms. Payorski currently serves as the chairman of the audit committee of Scodix Ltd. (TASE: SCDX) and ODDITY Ltd. Ms. Payorski holds a B.A. degree in Accounting and Economics from Tel Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University.

Leon Recanati has served on our board of directors since May 2005, as the Chairman of our board of directors from March 2013 to August 2020, and serves as the Chairman of our Compensation Committee. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., Gov, RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., Shavit Capital Funds and Ofil Ltd. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation Ltd., Clal Industries Ltd., Azorim Investment Development and Construction Co Ltd., Delek Israel Fuel Corporation and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion – Israel Institute of Technology and Tel Aviv University.

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

Board of Directors

Under our articles of association, the number of directors on our board of directors must be no less than five and no more than 11. Our board of directors currently consists of nine directors, eight of whom qualify as “independent directors” under the Nasdaq listing requirements, such that we comply with the Nasdaq Listing Rule that requires that a majority of our board of directors be comprised of independent directors, within the meaning of Nasdaq Listing Rules.

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

However, according to regulations promulgated under the Israel Companies Law, a company whose shares are traded on certain stock exchanges outside Israel (including the Nasdaq Global Select Market, such as our company) that does not have a controlling shareholder and that complies with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt itself from the requirements of Israeli law with respect to the requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee of the board of directors. If a company has elected to avail itself from the requirement to appoint external directors and at the time a director is appointed all members of the board of directors are of the same gender, a director of the other gender must be appointed.

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

Strategy Committee

Our strategy committee currently consists of Mr. Jonathan Hahn, Ms. Lilach Asher-Topilsky, Mr. David Tsur and Mr. Uri Botzer. Mr. Jonathan Hahn serves as the chairman of the strategy committee.

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

Compensation of Directors and Executive Officers

Aggregate Compensation of Directors and Officers

The aggregate compensation incurred by us in relation to our executive officers and directors, including share-based compensation, for the year ended December 31, 2022, was approximately $3.8 million. This amount includes approximately $0.25 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

From time to time, we grant options to our officers and directors and, in the past, granted restricted share units to our officers. We granted options to purchase an aggregate 1,318,100 of our ordinary shares to our officers and directors as a group during the year ended December 31, 2022. As of December 31, 2022, options to purchase 2,007,584 of our ordinary shares granted to our officers and directors as a group were outstanding, of which options to purchase 556,000 of our ordinary shares were vested, with a weighted average exercise price of NIS 556,000 per ordinary share. In addition, as of December 31, 2022, 110,121 restricted share units granted to our officers as a group were outstanding. For details regarding the beneficial ownership of our shares by our officers and directors, see “Item 6. Directors, Senior Management and Employees — Share Ownership.”

Compensation of Directors

We pay our directors an annual fee and per-meeting fees in the maximum amounts payable from time to time for such fees by us under the Second and Third Addendums, respectively (or, to the extent any director is determined to have financial and accounting expertise and is deemed an expert director (in each case, within the meaning of the Companies Law and the regulations thereunder), under the Fourth Addendum) to the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000, or the Compensation Regulations. In accordance with the Compensation Regulations, we currently pay our directors an annual fee of NIS 87,842 (approximately $26,962) as well as a fee of NIS 3,385 (approximately $962) for each board or committee meeting attended in person, NIS 2,031 (approximately $578) for each board or committee meeting attended via telephone or videoconference and NIS 1,692 (approximately $480) for participation by written consent.

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

Compensation of Covered Executives

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), namely our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President, Regulatory Affairs and PVG and Vice President, Business Development during or with respect to the year ended December 31, 2022. Each such office holder was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

Name and Position	Salary(1)	Bonus(2)	Value of Options Granted(3)	Other(4)	Total
	(in thousands)
Amir London Chief Executive Officer	$410	$175	$65	$34	$684
Chaime Orlev Chief Financial Officer	$287	$94	$76	$15	$472
Eran Nir Chief Operating Officer	$275	$66	$76	$30	$447
Boris Gorelik Vice President, Business Development and Strategic Programs	$265	$57	$25	$15	$362
Orit Pinchuk Vice President, Regulatory Affairs and PVG	$237	$35	$54	$23	$349

(1)	Salary includes gross salary and fringe benefits.

(2)	Bonuses includes annual bonuses. The annual bonus is subject to the fulfillment of certain targets determined for each year by the compensation committee and board of directors.

(3)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2022 with respect to all options granted to such executive officer.

(4)	Cost of use of company car.

Agreements with Five Most Highly Compensated Office Holders

We have entered into agreements with each of our five most highly compensated office holders (within the meaning of the Companies Law), listed below. The terms of employment or service of such office holders are directed by our compensation policy. See below “— Compensation Policy.” Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. Such office holders are entitled to an annual bonus subject to the fulfillment of certain targets determined for each year by the compensation committee and board of directors. In addition, our Israeli based executive officers are entitled to a company car, as well as sick pay, convalescence pay, manager’s insurance and a study fund (“keren hishtalmut”) and annual leave, all in accordance with Israeli law and our compensation policy for executive officers, and our U.S.-based executive officers are entitled to benefits customary to U.S. executives such as medical benefits and 401(k) plan, and in certain cases to relocation related remuneration.

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

Eran Nir, Chief Operating Officer. Mr. Eran Nir has served our Chief Operating Officer since March 1, 2022. Prior to that and effective as of November 1, 2016, Mr. Nir served as our Vice President, Operations. According to the terms of his employment agreement, either party may terminate the agreement at any time upon two months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with Israeli law.

Boris Gorelik, Vice President, Business Development and Strategic Programs. Effective as of June 2022, we entered into a three-year employment agreement with Mr. Boris Gorelik in connection with his relocation to the U.S. and his employment as our Vice President of Business Development. Prior to that Mr. Gorelik served as our Director of Business Development from April 2020. Either party may terminate the agreement at any time upon three months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with U.S. law.

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

Compensation of Directors and Executive Officers

Compensation Policy.

Under the Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. Such compensation policy must comply with the requirements of the Companies Law. The compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by the shareholders by a special majority. Our current compensation policy for executive officers and compensation policy for directors were each approved by our shareholders on December 22, 2022.

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

Employees

As of December 31, 2022, we employed 380 employees, of whom 360 were located in Israel, 18 were located in the United States and 2 were located in other countries. The individuals were employed in the following division : 160 in Operations, 89 in Quality, 13 in Research and Development, 19 in Regulation, 2 in Business Development, 6 in Medical & Clinical, 21 in Sales & Marketing, 13 in Human Resources & Administration, 33 in Finance, 4 in Legal, 8 in U.S. commercial operations and 10 in our plasma collection center . As of December 31, 2021, we employed 364 employees, of whom 355 were located in Israel and 9 were located in the United States. The individuals were employed in the following division: 173 in Operations, 90 in Quality, 14 in Research and Development, 17 in Regulation, 2 in Business Development, 5 in Medical & Clinical, 19 in sales for Israel, 13 in Human Resources & Administration, 18 in Finance, 4 in Legal, and 9 in our U.S. commercial operations and plasma collection center. As of December 31, 2020, we employed 408 employees, all of whom in Israel, according to the following division: 211 in Operations, 102 in Quality, 16 in Research and Development, 17 in Regulation, 2 in Business Development, 8 in Medical & Clinical, 13 in sales, Israel, 15 in Human Resources & Administration, 21 in Finance and 2 in Legal.

We signed a collective bargaining agreement with the Histadrut (General Federation of Labor in Israel) and the employees’ committee established by our employees at our Beit Kama facility in December 2013, which expired in December 2017. In November 2018, we signed a further collective bargaining agreement with the employees’ committee and the Histadrut, which expired in December 2021. In July 2022, we signed a new collective agreement with the employee's committee and the Histadrut; while the agreement will be effective through the end of 2029, certain economic terms may be renegotiated by the parties following the four-year anniversary of the agreement. The collective bargaining agreement governs certain aspects of our employee-employer relations, such as: firing procedures, annual salary raise, and eligibility for certain compensation terms and welfare. Approximately 195 of our employees, all of whom are located at our Beit Kama facility, currently work under the collective bargaining agreement signed in July 2022. We have experienced labor disputes and work stoppages in the past. For example, on March 3, 2022, during the course our negotiations with the Histadrut and the employees’ committee on the renewal of the collective bargaining agreement, the employee’s committee declared a labor dispute, and on April 26, 2022, a strike was initiated by the employees’ committee, which continued until signed agreement was signed in July 2022, at which time the unionized employees returned to work at the Beit Kama facility. In addition, in December 2020, during the course of our negotiations with the Histadrut and the employees’ committee on severance remuneration for employees who may be laid-off as part of the workforce down-sizing as a result of the transfer of GLASSIA manufacturing to Takeda, the employee’s committee declared a labor dispute, which was subsequently concluded during February 2021 following the execution of a special collective bargaining agreement governing such severance terms. In March 2023, we entered into an additional special collective bargaining agreement with the employees’ committee and the Histadtrut governing severance remuneration terms for employees who may be laid-off in connection with the potential staff reductions, when needed, in order to adjust to lower plant utilization.

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

The percentage of beneficial ownership of our ordinary shares is based on 44,832,843 ordinary shares outstanding as of March 15, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options exercisable into ordinary shares and restricted share units that will become vested, as applicable, within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options and restricted share units for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
Executive Officers
Amir London (1)	249,750	*
Chaime Orlev (2)	68,099	*
Eran Nir (3)	62,364	*
Yael Brenner (4)	31,532	*
Hanni Neheman (5)	28,366	*
Yifat Philip (6)	30,625	*
Orit Pinchuk (7)	62,599	*
Ariella Raban (8)	52,999	*
Jon Knight (9)	15,000	*
Shavit Beladev (10)	28,366	*
Boris Gorelik (11)	-	-

Directors
Lilach Asher Topilsky (12)	19,875	*
Uri Botzer (13)	-	-
Ishay Davidi (14)	9,472,583	21.12%
Karnit Goldwasser (15)	19,875	*
Jonathan Hahn (16)	1,948,393	4.34%
Lilach Payorski (17)	-	-
Leon Recanati (18)	3,622,998	8.07%
Ari Shamiss (19)	5,625	*
David Tsur (20)	657,804	1.47%
Directors and executive officers as a group (20 persons) (21)	16,376,854	36.50%

*	Less than 1% of our ordinary shares.

(1)	Includes (i) 52,500 ordinary shares (ii) 3,750 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 193,500 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.70 (or $5.63) per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 422,500 ordinary shares and 7,500 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(2)	Includes (i) 11,165 ordinary shares, (ii) 234 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 56,700 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.30 (or $5.51) per share, which expire between May 12, 2024 and December 20, 2025. Does not include unvested options to purchase 68,200 ordinary shares and 234 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(3)	Includes (i) 9,930 ordinary shares, (ii) 234 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 52,200 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.06 (or $5.73) per share, which expire between May 24, 2023 and December 20, 2025. Does not include unvested options to purchase 68,200 ordinary shares and 234restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(4)	Includes (i) 5,798 ordinary shares, (ii) 234 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 25,500 ordinary shares exercisable within 60 days of the date of the table, at exercise price of NIS 20.17 (or $5.76) per share, which expire between January 12, 2023 and December 20, 2025. Does not include unvested options to purchase 45,700 ordinary shares and 234 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(5)	Includes (i) 3,268 ordinary shares, (ii) 75 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 25,023 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.80 (or $5.57) per share, which expire between January 31, 2024 and December 20, 2025. Does not include unvested options to purchase 45,227 ordinary shares and 75 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(6)	Subject to options to purchase 30,625 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 24.49 (or $7.00 per share), which expire between April 15, 2027 and August 8, 2028. Does not include unvested options to purchase 54,375 ordinary shares that are not exercisable within 60 days of the date of the table.

(7)	Includes (i) 11,665 ordinary shares, (ii) 234 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 50,700 ordinary shares exercisable within 60 days of the date of this Annual Report, at an exercise price of NIS 19.60 (or $5.60) per share, which expire between January 12, 2023 and December 20, 2025. Does not include unvested options to purchase 45,700 ordinary shares and 234 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(8)	Includes (i) 9,265 ordinary shares, (ii) 234 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 43,500 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 19.80 (or $5.66) per share, which expire between January 1, 2023 and December 20, 2025. Does not include unvested options to purchase 45,700 ordinary shares and 234 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(9)	Subject to options to purchase 15,000 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 20.58 (or 5.088) per share, which expire on September 9, 2028. Does not include unvested options to purchase 45,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(10)	Includes (i) 3,268 ordinary shares, (ii) 75 restricted share units that vest within 60 days of the date of the table and (iii) options to purchase 25,023 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.49 (or $5.57) per share, which expire on August 28, 2028. Does not include unvested options to purchase 45,227 ordinary shares and 75 restricted share units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(11)	Does not include options to purchase 60,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(12)	Subject to options to purchase 19,875 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 23.67 (or 6.76) per share, which expire between September 25, 2026 and June 22, 2029. Does not include unvested options to purchase 36,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(13)	Does not include unvested options to purchase 30,000 ordinary shares held by Mr. Uri Botzer that are not exercisable within 60 days of the date of the table.

(14)	Includes (i) 9,452,708 shares indirectly beneficially owned through FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership. See footnote (1) to table under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”; and (ii) 19,875 ordinary shares subject to options held directly held by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $6.76) per share, which expire between September 25, 2026 and June 22, 2029. Does not include unvested options to purchase 36,625 ordinary shares held by Mr. Ishay Davidi that are not exercisable within 60 days of the date of the table.

(15)	Subject to options to purchase 19,875 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 (or $6.76) per share, which expire between September 25, 2026 and June 22, 2029. Does not include unvested options to purchase 36,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(16)	Mr. Hahn holds 25% of the shares of Sinara, which holds 100% of the shares of Damar, which directly holds 1,903,518 ordinary shares. In addition, includes options to purchase 44,875 ordinary shares directly held by Mr. Jonathan Hahn that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.76 (or $6.22) per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 36,625 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table.

(17)	Does not include options to purchase 30,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(18)	Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, a director, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 49,875 ordinary shares directly held by Mr. Recanati that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.10 (or $6.03) per share, which expire between March 2, 2023 and June 22, 2029. Does not include unvested options to purchase 36,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(19)	Subject to options to purchase 5,625 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 29.68 (or $8.48) per share, which expire between June 10, 2027 and June 22, 2029. Does not include unvested options to purchase 34,375 ordinary shares that are not exercisable within 60 days of the date of the table.

(20)	Mr. David Tsur directly holds 607,929 ordinary shares. In addition, includes options to purchase 49,875 ordinary shares directly held by Mr. Tsur that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.10 (or $6.03) per share, which expire between March 2, 2023 and June 22, 2029. Does not include unvested options to purchase 36,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(21)	See footnotes (1)-(20) for certain information regarding beneficial ownership.

Equity Compensation Plan

In July 2011, we adopted our 2011 Israeli Share Option Plan and in September 2016, we amended and renamed it as the 2011 Israeli Share Award Plan (the “2011 Plan”). The 2011 Plan expired in July 2021 and in August 2021, we extended the 2011 Plan by an additional ten years, until August 9, 2031, and adopted a few additional amendments to the 2011 Plan and the 2011 Plan was further amended in October 2022. References below to the “2011 Plan” refer to the 2011 Plan as amended in August 2021 and October 2022. Under the 2011 Plan, we are authorized to grant options and restricted share units to directors, officers, employees, consultants and service providers of our company and subsidiaries. The 2011 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. The 2011 Plan is designed to reflect the provisions of the Israeli Tax Ordinance, which affords certain tax advantages to Israeli employees, officers and directors that are granted options in accordance with its terms. The 2011 Plan may be administered by our board of directors either directly or upon the recommendation of the compensation committee.

In February 2022, the Board of Directors adopted the U.S. Taxpayer Appendix to the 2011 Plan (the “US Appendix”), which provides for the grant of options and restricted shares to persons who are subject to U.S. federal income tax. The Appendix provides for the grant to U.S. employees of options that qualify as incentive stock options (“ISOs”) under the U.S. Internal Revenue Code of 1986, as amended. The aggregate maximum number of ordinary shares that may be issued upon the exercise of ISOs granted under the 2011 Plan is 500,000. The grant of ISO’s was subject to the approval of the Appendix by our shareholders within 12 months of its approval by our Board of Directors. The US Appendix was approved by our shareholders at the annual general meeting held in December 2022.

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

In the event of certain transactions, such as our being acquired, or a merger or reorganization or a sale of all or substantially all of our shares or assets, the board or compensation committee may take one of the following actions: (i) provide that awards then outstanding under the 2011 Plan shall be assumed or substituted for shares or other securities of the surviving or acquiring entity, under such terms and conditions determined by the board or the compensation committee; (ii) provide for the acceleration of vesting of all a part of any awards then outstanding under the 2011 Plan, under such terms and conditions as the Board or the compensation committee shall determine; or (iii) provide for the cancellation of any award without any consideration, if the fair market value per share on the date of the transaction does not exceed the purchase price of any such award or if such award would not otherwise be exercisable or vested, even in the event that the fair market value per share on the date of the transaction, exceeds the purchase price of any such award. The board or the compensation committee may determine that the terms of certain awards under the 2011 Plan include a provision that their vesting schedules will be accelerated such that they will be exercisable prior to the closing of such a transaction, if the awards are not assumed or substituted by the successor company.

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

As of December 31, 2022, an aggregate of 966,405 ordinary shares were reserved for future issuance under the 2011 Plan (subject to certain adjustments specified in the 2011 Plan), and options to purchase 3,247,814 ordinary shares were outstanding under the 2011 Plan, of which options to purchase 1,049,329 ordinary shares were vested as of such date, and 14,105 restricted share units were outstanding under the 2011 Plan. Any ordinary shares underlying options that expire prior to exercise or restricted share units that are forfeited under the 2011 Plan will become again available for issuance under the 2011 Plan. See Note 21 to our consolidated financial statements included in this Annual Report for information regarding awards to directors, executive officers and employees subsequent to December 31, 2022.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each person known to us to own beneficially more than 5% of our ordinary shares.

The percentage of beneficial ownership of our ordinary shares is based on 44,832,843 ordinary shares outstanding as of March 15, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Name	Number	Percentage
FIMI Funds(1)	9,452,708	21.08%
Leon Recanati(2)	3,622,998	8.07%
The Phoenix Holdings Ltd.(3)	3,606,511	8.04%

(1)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 2 to Schedule 13D filed with the SEC on May 20, 2020 and information provided to the Company. According to the Statement, (i) includes 4,421,909 shares directly owned by FIMI Opportunity Fund 6, L.P. and 5,030,799 shares directly owned by FIMI Israel Opportunity Fund 6, Limited Partnership (together, the “FIMI Funds”) and (ii) the ordinary shares held by the FIMI Funds are indirectly beneficially owned by (A) FIMI 6 2016 Ltd. (“FIMI 6”), which serves as the managing general partner of the FIMI Funds, (B) Mr. Ishay Davidi, Chief Executive Officer of FIMI 6, and (C) Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 6. Information included in this footnote does not include 13,250 ordinary shares subject to options held directly by Mr. Davidi’s that are currently exercisable or exercisable within 60 days of the date of the table. See Footnote (13) to the table under “Item 6. Directors, Senior Management and Employees — Share Ownership.”

(2)	Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, a director, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 49,875 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.10 (or $6.03) per share, which expire between March 2, 2023 and June 22, 2029. Does not include unvested options to purchase 36,625 ordinary shares that are not exercisable within 60 days of the date of the table.

(3)	Based solely upon, and qualified in its entirety with reference to a notice provided to the Company dated January 2, 2023, reporting its holdings as of December 31, 2022.

To our knowledge, based on information provided to us by our transfer agent in the United States, as of March 10, 2023, we had one shareholder of record registered with an address in the United States, holding approximately 22.87% of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related Party Transactions

Tuteur S.A.C.I.F.I.A.

In August 2011, we entered into a distribution agreement with Tuteur that amended and restated a distribution agreement we entered into in November 2001, as amended on August 19, 2014, January 25, 2017, and January 21, 2019, under which Tuteur acted as the exclusive distributor of GLASSIA and KAMRHO(D) in Argentina, Paraguay and Bolivia. Tuteur is a company organized under the laws of Argentina and was formerly controlled by Mr. Ralf Hahn, the former Chairman of our board of directors. Mr. Hahn’s son, Mr. Jonathan Hahn, a director, is currently the President and a director of Tuteur. The distribution agreement, as amended, expired on December 31, 2019, and pending the execution of a new distribution agreement, the parties continued to act in accordance with the expired distribution agreement.

In May 2020, we entered into a new distribution agreement with Tuteur, which supersedes the former agreement in its entirety, pursuant to which Tuteur serves as the exclusive distributor of GLASSIA and KAMRHO(D) in Argentina, Paraguay, Bolivia and Uruguay. Under the new distribution agreement, Tuteur is responsible, at its own expense, for obtaining marketing authorization and/or registration for each of the products in the foregoing territories that is not already approved and registered. If Tuteur fails to register any product in any territory within 12 months after receipt of our approval of all relevant documents, we shall be entitled to terminate the agreement with respect to such product or terminate the exclusivity granted to Tuteur with respect to such product. The agreement includes minimum annual purchase commitments by Tuteur, with respect to sales of any products in territories where registration has been completed, commencing as of the effective date of the agreement, and with respect to sale of any products in the other territories, commencing the first year following the registration of any such product in the applicable territory; and the parties agreed to negotiate in good faith the minimum quantities to be purchased by Tuteur in each following marketing year. If Tuteur fails to purchase and pay for the minimum quantity for any product in any marketing year, we are entitled to (i) terminate the agreement on a product-by-product basis and/or (ii) terminate the exclusivity and/or narrow the scope of the territories, if applicable, on a product-by-product basis. The price per product per territory payable by Tuteur pursuant to the agreement will be the higher of 50% of such product’s net price sold by Tuteur in the territory or a minimum supply price as defined in the agreement.

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

On July 4, 2022, we and Tuteur entered into a supplemental letter agreement to the distribution agreement, pursuant to which Tuteur undertook to be responsible for an investigator-initiated targeted screening program for AATD in Uruguay in patients diagnosed with obtrusive pulmonary disease, with the purpose of identifying patients suitable for treatment with GLASSIA, to be conducted at Sociedad Uruguaya de Neumologia, Montevideo, Uruguay. We undertook to support the funding of the study up to $30,000, inclusive of all applicable taxes. Tuteur undertook to provide us all collected data, information, results and reports generated or derived as a result of the study, and to obtain in advance all necessary approvals for the study. According to the terms of the agreement, we shall not be responsible for or bear any liability arising from or in connection with the study.

In September 2022, following a decrease in the market price of KAMRHO(D) in Argentina mainly due to the COVID-19 pandemic affect and recent changes to treatment protocols that reduced overall consumption of the product, the Board of Directors approved the reduction of the minimum supply price (as defined in the distribution agreement) of the product in Argentina and Paraguay for the 2022 supplies. In February 2023, we and Tuteur entered into an amendment to the distribution agreement, pursuant to which KAMRHO(D)’s price for the territories of Argentina and Paraguay payable by Tuteur pursuant to the agreement, will be the higher of 60% of KAMRHO(D)’s net price sold by Tuteur in these territories or a minimum supply price as defined in the amendment to the distribution agreement.

In March 2023, the Board of Directors approved a one-time amendment to the payment terms under the distribution agreement with respect to two shipments of GLASSIA and KAMRHO(D) to be supplied to Tuteur by the end of the first quarter of 2023.

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

The chairman of our board of directors presides over our general meetings. However, if at any general meeting the chairman is not present within 15 minutes after the appointed time or is unwilling to act as chairman of such meeting, then the shareholders present will choose any other person present to be chairman of the meeting. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as company listed also on an exchange outside of Israel, may be between four and 40 days prior to the date of the meeting.

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

To date, we have not utilized any tax benefits under the Encouragement of Industry Law.

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

The Company’s benefit period ended by 2017.

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

On April 1, 2005, an amendment to the Investment Law came into effect (the “2005 Amendment”), which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the 2005 Amendment will qualify for benefits as a “Privileged Enterprise” (rather than the previous terminology of Approved Enterprise). Pursuant to the 2005 Amendment, a company whose facilities meet certain criteria set forth in the 2005 Amendment may claim certain tax benefits offered by the Investment Law (as further described below) directly in its tax returns, without the need to obtain prior approval. In order to receive the tax benefits, the company must make an investment in the Privileged Enterprise which meets all of the conditions, including exceeding a certain percentage or a minimum amount, specified in the Investment Law. Such investment must be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise (the “Year of Election”). According to the tax ruling mentioned above, our Year of Election is 2009. We also subsequently elected 2012 as a Year of Election.   The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the first year in which the company generated taxable income (at or after the Year of Election), or 12 years from the first day of the Year of Election. Therefore, the tax benefits under our Privileged Enterprise are scheduled to expire at the end of 2023.

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

A corporate taxpayer owning a Privileged Enterprise may be entitled to an exemption from corporate tax on undistributed income for a period of two to ten years, depending on the location of the Privileged Enterprise within Israel, as well as a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. In addition, the Privileged Enterprise is entitled to claim accelerated depreciation for manufacturing assets used by the Privileged Enterprise.

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

Preferred Enterprise

An amendment to the Investment Law that became effective on January 1, 2011 (“Amendment No. 68”) changed the benefit alternatives available to companies under the Investment Law and introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprises” (as such terms are defined in the Investment Law). The definition of a Preferred Company includes a company incorporated in Israel that is not wholly owned by a governmental entity, and that, among other things, owns a Preferred Enterprise and is controlled and managed from Israel. The tax benefits granted to a Preferred Company are determined depending on the location of its Preferred Enterprise within Israel. Amendment No. 68 imposes a reduced flat corporate tax rate which is not program-dependent and applies to the Preferred Company’s “preferred income” which is generated by its Preferred Enterprise.

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

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will generally be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident – 20% subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, generally no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will generally be 4%.

To date, we have not elected to be classified as a Preferred Technology Enterprise under the 2017 Amendment.

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

Tax benefits under the 2021 Amendment that became effective on August 15, 2021

Israel’s 2021-2022 Budget Law published on November 15, 2021 (the “2021 Amendment”), introduced a new dividend distribution ordering rule according to which in the event of a dividend distribution, earnings that were tax exempt under the historical Approved or Beneficial Enterprise regimes, and that were accrued or derived until December 31, 2020, referred to as “trapped earnings,” must be distributed on a pro-rata basis from any dividend distribution, commencing August 15, 2021 and onwards.

 The 2021 Amendment also includes a temporary order, which was in force for one year from its enactment on November 15, 2021, to enhance the release of such trapped earnings under the historical Approved and Beneficial Enterprise regimes, that are generally subject to a claw-back of the corporate tax rate that was not paid on such earnings upon their distribution, according to which Israeli companies that have trapped earnings were able, during such one year period, to distribute such earnings with up to a 60% “discount” of the applicable corporate tax rate, but not less than a 6% corporate tax rate. The applicable corporate tax rate is determined based on a formula that considers the ratio of the “released” earnings out of the trapped earnings and the historical corporate tax rate the company was exempt from, and allows the maximum benefit if the entire amount of trapped earnings is to be released.

To date, we have not utilized any tax benefits under the Investment Law and therefore, we do not have “trapped earnings.”

The Encouragement of Industrial Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as The Encouragement of Industrial Research and Development Law, 5744-1984)

We have received grants from the Government of the State of Israel through the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (the “IIA”) (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy (the “OCS”)), for the financing of a portion of our research and development expenditures pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial and Development Law, 5744-1984) (the “Research Law”) and related regulations. We previously received funding from the IIA for six research and development programs, in the aggregate amount of approximately $2.2 million as of December 31, 2022, which amount has accrued aggregate interest of approximately $8,252 as of such date, and we had paid aggregate royalties to the IIA for these programs in the amount of approximately $1.0 million and had a contingent liability to the IIA in the amount of approximately $1.2 million (excluding any interest thereon) as of December 31, 2022.

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

Taxation of Our Shareholders

The Israeli Income Tax Ordinance applies Israeli income tax on a worldwide basis with respect to Israeli residents, and on an Israeli source income, with respect to non-Israeli residents. Dividends distributed (or deemed distributed) by an Israeli resident company to a holder in respect of its securities and consideration received by a holder (or deemed received) in connection with the sale or other disposition of securities of an Israeli resident company are considered to be an Israeli source income.

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

Dividends

Our company is obligated to withhold tax, at the rate of 15%, upon the distribution of a dividend attributed to a Privileged Enterprise’s income, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. If the dividend is distributed from income not attributed to a Privileged Enterprise, the following withholding tax rates will generally apply: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 25% (or 30% in the case of a Substantial Shareholder) and (iii) non-Israeli residents (whether an individual or a corporation), so long as the shares are registered with a nominee company — 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. Generally, unless the recipient of the dividend is a U.S. corporate resident which holds at least 10% of the share capital of the Company, the withholding rate will not be reduced under the Israel-U.S.A. Double Tax Treaty.

Excess Tax

An additional tax liability at the rate of 3% in 2017 onwards is added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 647,640 in 2021, NIS 663,240 in 2022 and NIS 698,280 in 2023.

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

Based on the financial information currently available to us and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ended December 31, 2022. However, this determination could be subject to change. If, contrary to our expectations, we were to be classified as a PFIC, U.S. Holders of ordinary shares may be required to file form 8621 with respect to their ownership of our ordinary shares in the year in which we were a PFIC. U.S. Holders of our ordinary shares should consult their tax advisors in this regard.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to changes in interest as our financial debt bears floating and fixed interest rates. In addition, our exposure is also related to cash balance invested in interest-bearing deposits.

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

For the years ended December 31, 2022, 2021 and 2020, we have witnessed high volatility in the U.S. dollar exchange rate. This fact impacts our revenues from the Distribution segment, where prices are denominated in or linked to the NIS upon delivery of product while our expenses for the purchase of raw materials and imported goods in the Distribution segment are in U.S. dollars and part of our development and marketing expenses are paid in NIS.

We attempt to mitigate our currency exposure by matching assets denominated in NIS currency with liabilities denominated in NIS. In the Distribution segment, we attempt to mitigate foreign currency exposure by matching Euro denominated expenses with Euro denominated revenues. Additionally, we used, and from time to time, will continue to use, currency hedging transactions using financial derivatives and forward currency contracts. We attempt to enter into forward currency contracts with critical terms that match those of the underlying exposure. As of December 31, 2022, we had open transactions in derivatives in the amount of approximately $12.2 million. We regularly monitor and review the need for currency hedging transactions in accordance with trend analysis.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
Year ended December 31, 2020	(7.0)
Year ended December 31, 2021	(3.3)
Year ended December 31, 2022	13.2

As of December 31, 2022, we had excess liabilities over assets denominated in NIS in the amount of $1.2 million. When the U.S. dollar appreciates against the NIS, we recognize financial expenses with respect to exchange rate differences. When the U.S. dollar depreciates against the NIS, we recognize financial income.

As of December 31, 2022, we had foreign currency exposures to currencies other than U.S. dollars (mainly in EUR) amounting to $7.7 million in excess liabilities over assets. Most of this exposure is to the Euro.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our financial assets by $0.12 million, $0.06 million and $0.4 million as of December 31, 2022, 2021 and 2020, respectively.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022, pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2022 was effective.

(c) Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2022. The report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting. During the period covered by this report, we have not made any changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

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

Item 16C. Principal Accountant Fees and Services

During the years ended December 31, 2022 and 2021, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay& Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, all of which were pre-approved by our Audit Committee:

	Year Ended December 31,
	2022	2021
Audit Fees (1)	$365,000	291,250
Tax Fees (2)	186,445	187,048
All Other Fees (3)	-	65,000
Total	$551,445	543,298

(1)	Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, the auditor attestation report on the effectiveness of our internal control over financial reporting, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax services rendered by our auditors in 2022 and 2021 were for compliance with tax regulation. In addition, tax fees in 2021 include fees for services rendered by our auditors in connection with our recent business combination.

(3)	Other fees in 2021 is for a service rendered by our auditors in connection with our recent business combination.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2022, neither we nor any affiliated purchaser (as defined in the Exchange Act) purchased any of our ordinary shares.

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

Not applicable

PART III

Item 17. Financial Statements

Consolidated Financial Statements are set forth under Item 18.

Item 18. Financial Statements

Our Consolidated Financial Statements beginning on pages F-1 through F-89, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1281)	F-2 - F-6

Consolidated Financial Statements as of December 31, 2022:
Consolidated Statements of Financial Position	F-7
Consolidated Statements of Profit or Loss and Other Comprehensive Income	F-8
Consolidated Statements of Changes in Equity	F-9
Consolidated Statements of Cash Flows	F-10 - F-11
Notes to the Consolidated Financial Statements	F-12 - F-89

Item 19. Exhibits

Exhibit No.	Description
1.1	Amended Articles of Association of the Registrant (incorporated by reference to Appendix A2 to the Proxy Statement for the 2016 Annual General Meeting of Shareholders, filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on July 26, 2016).
1.2	Memorandum of Association of the Registrant, as currently in effect (as translated from Hebrew) (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 of the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 16, 2020)
2.2	Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.1†	Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.2†	Technology License Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare S.A. (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.3†	Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.4†	First Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of May 10, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.5†	Second Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of June 22, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.6†	License Agreement, dated as of November 16, 2006, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.7†	Amendment No. 1 to License Agreement, dated as of August 9, 2007, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.8†	Addendum No. 1 to License Agreement, dated as of February 21, 2008, by and between PARI Pharma GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.9†	Supply and Distribution Agreement, dated as of July 18, 2011, by and between Kamada Ltd. and Kedrion S.p.A. (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.10	English translation of form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.11	English translation of amendment to form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Appendixes A3 and A4 of the Proxy filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on May 22, 2015).
4.12	English summary of two lease agreements dated June 20, 2002, by and between the Israel Lands Administration and Kamada Nehasim (2001) Ltd., as such agreements were amended by lease agreement dated January 30, 2011, by and between the Israel Lands Authority and Kamada Assets (2001) Ltd. (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.13†	Fraction IV-1 Paste Supply Agreement, dated December 3, 2012, by and between Baxter Healthcare S.A. and Kamada Ltd. (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.14	Side Letter Agreement, dated as of March 23, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.15	First Amendment to the Exclusive Manufacturing Supply and Distribution Agreement, dated as of September 6, 2012, between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.16†	Second Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).

4.17†	First Amendment to the Technology License Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare SA (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 28, 2013).
4.18†	Third Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of September 2014, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2015).
4.19†	Third Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement executed on July 19, 2015 by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.20†	Fourth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October, 2015, by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.21†	Second Amendment to the Technology License Agreement, dated as of August 25, 2015, by and between Kamada Ltd. and Baxalta GmbH. (incorporated by reference to Exhibit 4.31 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.22†	Fifth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October 5, 2016, by and between Kamada Ltd. and Shire plc. (incorporated by reference to Exhibit 4.28 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017).
4.23	Compensation Policy for Executive Officers.
4.24	Compensation Policy for Directors.
4.25	Kamada Ltd. 2011 Israeli Share Award Plan.
4.26	Kamada Ltd. 2011 Israeli Share Award Plan Appendix – U.S. Taxpayer. (incorporated by reference to Exhibit 4.26 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2022).
4.27†	1st Addendum to Supply And Distribution Agreement dated October 15, 2016 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.32 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017).
4.28†	2nd Addendum to Supply And Distribution Agreement dated October 11, 2018 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 27, 2019).
4.29†	Sixth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 30, 2019, by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2020).
4.30†	Clinical Study Supply Agreement, dated as of May 5, 2019, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 4.31 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2020).
4.31	Share Purchase Agreement dated as of January 20, 2020, by and among Kamada Ltd. and the FIMI Funds (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on January 21, 2020).
4.32†	Registration Rights Agreement, dated as of January 20, 2020, by and among Kamada Ltd. and the FIMI Funds (incorporated by reference to Exhibit 99.3 to Form 6-K filed with the Securities and Exchange Commission on January 21, 2020).
4.33†	Distribution Agreement, dated as of May 20, 2020, by and between Kamada Ltd. and TUTEUR S.A.C.I.F.I.A. (incorporated by reference to Exhibit 4.33 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 24, 2021)
4.34†	Binding Term Sheet, dated as of April 27, 2020, between Kamada Ltd. and Kedrion S.p.A. (incorporated by reference to Exhibit 4.34 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 24, 2021)
4.35	Asset Purchase Agreement, dated January 31, 2021, by and among Kamada Plasma, LLC and Blood and Plasma Research, Inc (incorporated by reference to Exhibit 4.35 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 24, 2021)
4.36	Asset Purchase Agreement dated November 22, 2021, by and among Saol International Limited, Saol Bermuda Limited, Saol Therapeutics Research Limited, Saol Therapeutics Inc., Saol US Inc., Kamada Limited and Kamada Inc. (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on November 22, 2021).
4.37†	Amended and Restated Manufacturing Services Agreement dated as of September 28, 2017, by and between Emergent BioSolutions, Inc. and Aptevo Therapeutics Inc. (assumed by Kamada Ltd.)
4.38†	Contract Manufacturing, Services and Supply Agreement dated November 29, 2022, by and between Kamada Ltd. and Prothya Biosolutions Belgium
4.39†	Supplemental Letter Agreement dated as of July 4, 2022, by and between Kamada Ltd. and TUTEUR S.A.C.I.F.I.A.
4.40†	2nd Amendment to the Distribution Agreement, dated as of February 22, 2023, by and between Kamada Ltd. and TUTEUR S.A.C.I.F.I.A.
8.1	Subsidiaries of the Registrant.
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Ernst & Young Global, independent registered public accounting firm.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

†	Portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KAMADA LTD.

	By:	/s/ Chaime Orlev
Chaime Orlev
Chief Financial Officer

Date: March 15, 2023

Kamada Ltd.

Consolidated Financial Statements as of December 31, 2022

- - - - - - - - - - -

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENCE REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Kamada Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Kamada Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated March 15, 2023 expressed an unqualified opinion thereon.

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

Valuation of Inventory

Description of the Matter

As of December 31, 2022, the Company’s inventory totaled $68 million. As described in Note 2 to the consolidated financial statements, inventory is comprised of raw materials, work-in-progress, and finished goods relating to both the Proprietary and Distribution segments. The value of work in progress and finished goods related to the Proprietary segment includes direct and indirect costs. The allocation of indirect costs is accounted for on a quarterly basis by dividing the total quarterly indirect manufacturing cost to the number of batches manufactured during that quarter based on predetermined allocation factors.

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

Valuation of goodwill in the proprietary segment

Description of the Matter

As discussed in Note 2 and Note 11 to the consolidated financial statements, as of December 31, 2022, the Company has a goodwill of USD 30 million which is related to the proprietary segment. The Company tests the goodwill for impairment at least annually on December 31 at the single operating segment level (one cash-generating unit (CGU)), which is the level at which goodwill is monitored for internal management purposes. The Company performed a quantitative impairment analysis as of December 31, 2022, estimating the fair value of the proprietary segment by utilizing an income approach that uses the discounted cash flow (“DCF”) analysis. As part of the Company's analysis of its goodwill, the results of this test indicated that the estimated fair value exceeded the carrying value as of December 31, 2022.

Auditing the Company’s goodwill impairment test was complex due to the significant judgement involved and required the involvement of specialist in determining the fair value of the proprietary segment. In particular, the fair value estimate was sensitive to significant assumptions that require judgment, including the amount and timing of future cash flows (e.g., revenue growth rates and gross margin), long-term growth rates, and the discount rate. These assumptions are affected by factors such as expected future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process. For example, we tested controls over management's review of the valuation model and the significant assumptions, as discussed above, used to develop the prospective financial information. We also tested management's controls to validate that the data used in the valuation was complete and accurate.

To test the estimated fair value of the Company’s proprietary segment, we performed audit procedures that included, among others, testing management’s process for developing the fair value estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions as mentioned above. Evaluating management’s assumptions related to future cash flows involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the proprietary segment, (ii) the consistency with external market and industry data, (iii) sensitivities over significant inputs and assumptions and (iv) whether these assumptions were consistent with evidence obtained in other areas of the audit. We also involved our valuation specialists in assisting with our evaluation of the methodology used by the Company and the significant assumptions included in the fair value estimates.

Valuation of the provision of sales rebates, and wholesaler chargebacks liabilities (the “Rebates”) in the United States

Description of the Matter

As discussed in Note 2J and Note 3 to the consolidated financial statements, following the acquisition of a portfolio of four FDA-approved plasma derived hyperimmune commercial products (as described under Note 5b), the Company sales these products mainly within the U.S markets through its subsidiary Kamada Inc to wholesalers/distributors. The Company’s gross sales are subject to various deductions, which are primarily composed of Rebates to group purchasing organization, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These Rebates represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these Rebates on gross sales for a reporting period.

Auditing the provision of the Rebates related to the U.S markets is complex because of the subjectivity of certain assumptions and judgments required to develop estimates. These significant assumptions and judgments include consideration of historical claims, experience, payer channel mix, current contract prices, unbilled claims, and claims submissions time lags. Additionally, auditing this matter is challenging given the Company's limited availability of historical sales and rebate data for these products.

How We Addressed the Matter in Our Audit

We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s Rebates provision process. We obtained an understanding of the Company's process to estimate the provision for Rebates.

We performed substantive test procedures related to the Rebates, which included testing the significant assumptions and mathematical accuracy. We tested the completeness of the data used in the estimates and developed expectations of the key inputs using independent sources. To address the completeness of the provision, we also assessed the historical accuracy of management's estimates by comparing actual activity to previous estimate and performing analytical procedures. Finally, we considered subsequent events and any new information after the financial statement date that would require an adjustment to the provision.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2005.

Tel-Aviv, Israel

March 15, 2023

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KAMADA LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Kamada Ltd and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Kamada Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Statements of Financial Position of the Company as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, Consolidated Statements of Changes in Equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 15, 2023 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

March 15, 2023

Kamada Ltd. and subsidiaries

Consolidated Statements of Financial Position

		As of December 31,
		2022	2021
	Note	U.S. Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	6	$34,258	$18,587
Trade receivables, net	7	27,252	35,162
Other accounts receivables	8	8,710	8,872
Inventories	9	68,785	67,423
Total Current Assets		139,005	130,044

Non-Current Assets
Property, plant and equipment, net	10	26,157	26,307
Right-of-use assets	15	2,568	3,092
Intangible assets, Goodwill and other long-term assets	11	147,072	153,663
Contract asset	18e	7,577	5,561
Total Non-Current Assets		183,374	188,623
Total Assets		$322,379	$318,667

Liabilities
Current Liabilities
Current maturities of bank loans	14a	$4,444	$2,631
Current maturities of lease liabilities	15	1,016	1,154
Current maturities of other long term liabilities	14b	29,708	17,986
Trade payables	12	32,917	25,104
Other accounts payables	13	7,585	7,142
Deferred revenues	18	35	40
Total Current Liabilities		75,705	54,057

Non-Current Liabilities
Bank loans	14a	12,963	17,407
Lease liabilities	15	2,177	3,160
Contingent consideration	14b	17,534	21,995
Other long-term liabilities	14b	37,308	43,929
Deferred revenues	18e	-	15
Employee benefit liabilities, net	17	672	1,280
Total Non-Current Liabilities		70,654	87,786

Shareholder’s Equity	20
Ordinary shares		11,734	11,725
Additional paid in capital net		210,495	210,204
Capital reserve due to translation to presentation currency		(3,490)	(3,490)
Capital reserve from hedges		(88)	54
Capital reserve from share-based payments		5,505	4,643
Capital reserve from employee benefits		348	(149)
Accumulated deficit		(48,484)	(46,163)
Total Shareholder’s Equity		176,020	176,824
Total Liabilities and Shareholder’s Equity		$322,379	$318,667

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,
		2022	2021	2020
	Note	U.S. Dollars in thousands, except for share and per share data

Revenues from proprietary products	1a	$102,598	$75,521	$100,916
Revenues from distribution		26,741	28,121	32,330

Total revenues	23a,b	129,339	103,642	133,246

Cost of revenues from proprietary products		58,229	48,194	57,750
Cost of revenues from distribution		24,407	25,120	27,944

Total cost of revenues	23c	82,636	73,314	85,694

Gross profit		46,703	30,328	47,552

Research and development expenses	23d	13,172	11,357	13,609
Selling and marketing expenses	23e	15,284	6,278	4,518
General and administrative expenses	23f	12,803	12,636	10,139
Other expense		912	753	49
Operating income		4,532	(696)	19,237

Financial income	23g	91	295	1,027
Income (expenses) in respect of securities measured at fair value, net	23g	-	-	102
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	23g	298	(207)	(1,535)
Revaluation of long-term liabilities	16	(6,266)	(994)
Financial expense	23g	(914)	(283)	(266)
Income before tax on income		(2,259)	(1,885)	18,565
Taxes on income	22	62	345	1,425

Net Income (Loss)		$(2,321)	(2,230)	$17,140

Other Comprehensive Income:
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income			-	(188)
Gain (loss) on cash flow hedges		(776)	-	876
Net amounts transferred to the statement of profit or loss for cash flow hedges		634	(303)	(528)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan		497	171	64
Tax effect		-	-	19
Total comprehensive income (loss)		$(1,966)	$(2,362)	$17,383

Earnings per share attributable to equity holders of the Company:	24
Basic net earnings (loss) per share		$(0.05)	$(0.05)	$0.39
Diluted net earnings per (loss) share		$(0.05)	$(0.05)	$0.38

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Additional paid in capital	Capital reserve From securities measured at fair value through other Comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	U.S. Dollars in thousands
Balance as of December 31, 2019	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319
Net income								17,140	17,140
Other comprehensive income (loss)			(188)		348		64		224
Tax effect			43		1		(25)		19
Total comprehensive income (loss)			(145)		349		39	17,140	17,383
Issuance of shares	1,217	23,678							24,895
Exercise and forfeiture of share-based payment into shares	64	5,263				(5,263)			64
Cost of share-based payment						977			977
Balance as of December 31, 2020	$11,706	$209,760	$-	$(3,490)	$357	$4,558	$(320)	$(43,933)	$178,638
Net income								(2,230)	(2,230)
Other comprehensive income (loss)					(303)		171		(132)
Total comprehensive income (loss)			-	-	(303)		171	(2,230)	(2,362)
Issuance of shares
Exercise and forfeiture of share-based payment into shares	19	444		-	-	(444)			19
Cost of share-based payment						529			529
Balance as of December 31, 2021	$11,725	210,204	$-	$(3,490)	54	4,643	$(149)	$(46,163)	$176,824
Net income								(2,321)	(2,321)
Other comprehensive income (loss)					(142)		497		355
Total comprehensive income (loss)					(142)		497	(2,321)	(1,966)
Exercise and forfeiture of share-based payment into shares	9	291				(291)			9
Cost of share-based payment						1,153			1,153
Balance as of December 31, 2022	$11,734	210,495	$-	$(3,490)	(88)	5,505	$348	$(48,484)	$176,020

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2022	2021	2020
	Note	U.S. Dollars in thousands
Cash Flows from Operating Activities
Net (loss) income		(2,321)	$(2,230)	$17,140

Adjustments to reconcile net income to net cash (used in) provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	9,11	12,155	5,609	4,897
Financial expense (income), net		6,791	1,189	672
Cost of share-based payment	20	1,153	529	977
Taxes on income	22	62	345	1,425
(Gain) loss from sale of property and equipment		-	-	(7)
Change in employee benefit liabilities, net		(111)	45	201
		20,050	7,717	8,165
Changes in asset and liability items:
Decrease(increase) in trade receivables, net		7,603	(12,861)	1,332
Decrease (increase) in other accounts receivables		(578)	(1,634)	115
Decrease (increase) in inventories		(1,361)	(2,373)	1,157
Decrease (increase) in deferred expenses		(1,340)	(6,883)	(3,085)
Increase (decrease) in trade payables		7,055	7,917	(9,560)
Increase (decrease) in other accounts payables		290	(392)	1,736
Increase (decrease) in deferred revenues		(20)	1,815	1,204
		11,649	(14,411)	(7,101)
Cash paid during the year for:
Interest paid		(853)	(228)	(209)
Interest received		97	375	1,211
Taxes paid		(36)	(42)	(101)
		(792)	105	901

Net cash (used in) provided by operating activities		$28,586	$(8,819)	$19,105

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2022	2021	2020
	Note	U.S. Dollars in thousands
Cash Flows from Investing Activities
Investment in short term investments, net		$-	$39,083	$(7,646)
Purchase of property and equipment and intangible assets	9	(3,784)	(3,730)	(5,488)
Business combination		-	(96,403)	-
Proceeds from sale of property and equipment		-	-	7
Net cash used in investing activities		(3,784)	(61,050)	(13,127)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments		9	19	64
Receipt of long-term loans		-	20,000
Proceeds from issuance of ordinary shares, net		-	-	24,895
Repayment of lease liabilities		(1,098)	(1,221)	(1,103)
Repayment of long-term loans		(2,628)	(205)	(492)
Repayment of other long-term liabilities		(5,626)	-	-
Net cash provided by (used in) financing activities		(9,343)	18,593	23,364

Exchange differences on balances of cash and cash equivalent		212	(334)	(1,807)

Increase (decrease) in cash and cash equivalents		15,671	(51,610)	27,535

Cash and cash equivalents at the beginning of the year		18,587	70,197	42,662

Cash and cash equivalents at the end of the year		$34,258	$18,587	$70,197

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	15	551	845	539
Purchase of property and equipment		$618	$1,001	$722

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 1: - General

a.	General description of the Company and its activity

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB, KAMRHO (D) and two types of equine-based anti-snake venom (ASV)_products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, the Middle East and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers and during recent years added eleven biosimilar products to its Israeli distribution portfolio, which, subject to European Medicines Agency (EMA) and the Israeli Ministry of Health (“IL MOH”) approvals, are expected to be launched in Israel through 2028. The Company owns an FDA registered plasma collection center in Beaumont, Texas that it acquired in March 2021, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company has additional product candidates in early development stage.

In November 2021, the Company acquired CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B from Saol Therapeutics Ltd. (“Saol”). The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers. Refer to Note 5 for further details on this acquisition.

The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”). Historically, the Company generated revenues on sales of GLASSIA, manufactured by the Company, to Takeda for further distribution in the United States. In accordance with the agreement with Takeda, the Company ceased the production and sale of GLASSIA to Takeda during 2021, and during the first quarter of 2022, Takeda began to pay the Company royalties on sales of GLASSIA manufactured by Takeda, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. Refer to Note 19 for further details on the engagement with Takeda.

The Company’s activity is divided into two operating segments:

Proprietary Products	Development, manufacturing, sales and distribution of plasma-derived protein therapeutics.
Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

The Company’s ordinary shares are listed for trading on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

The Company has four wholly-owned subsidiaries – Kamada Inc., Kamada Plasma LLC (wholly owned by Kamada Inc.), KI Biopharma LLC and Kamada Ireland Limited. In addition, the Company owns 74% of Kamada Assets Ltd. (“Kamada Assets”).

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 1: - General (Cont.)

b.	Effects of the COVID-19 Outbreak

The outbreak of the COVID-19 pandemic in January 2020 and its spread throughout the world led to a global health and economic crisis and had an effect on most of the countries in the world. In response, governments around the world, including Israel, announced defensive measures such as restrictions on travel between countries, isolation measures and limitations on gatherings and movement, lockdowns, restrictions on operating private businesses and government and municipal services. Commencing in the second quarter of 2021, the Israeli economy showed an evident trend of recovery from the COVID-19 crisis, as a result of the high vaccination rate of the population, which made it possible to ease travel restrictions at various destinations around the world and to return to normal business activity. The trend of recovery continued to increase, and it appears that the effect of the COVID-19 pandemic in Israel and also in many other places around the world is fading. The Company has maintained ongoing operations with no material affect and believes that it will be able to continue operating normally also in the future. Nevertheless, there is still some level of uncertainty regarding the reinstatement of restrictions as a result of the discovery of additional variants and fear of further spread.

c.	Russia-Ukraine war

In February 2022, the Russian army invaded Ukraine and began military operations in various areas, which resulted in civilian deaths, damage to critical infrastructures, displacement of civilians and disruption of economic activity in Ukraine. As a result of the Russian invasion of Ukraine, various countries, including the United States, Great Britain and EU countries, imposed significant economic sanctions on Russia (and in specific cases, also on Belarus). The sanctions are presently aimed at certain parties, such as Russian financial institutions, gas and oil companies, public and private entities originating from Russia, individuals connected to the Russian president, the Russian central bank, and more. As of December 31, 2022, the Company’s operations have not been materially impacted by Russia’s invasion of Ukraine, however, if additional sanctions are imposed, the Company may not be able to continue to supply its products to its Russian distributor, and even it is able to continue the supply of the products, there can be no assurance that its distributor will be able to pay the Company for such products given the actions by the Russian government to seize all international foreign currency payments. The Company’s revenues, profitability and financial condition may be affected if it is unable to continue to sell its products to the Russian market and/or is not able to collect due proceeds from previous and/or future product sales. Additionally, the impact of higher energy prices and higher prices for certain raw materials and goods and services resulting in higher inflation and disruptions to financial markets and disruptions to manufacturing and supply and distribution chains for certain raw materials and goods and services across the globe may impact the Company’s business in the future. The Company continues to assess and respond where appropriate to any direct or indirect impact that the Russian invasion of Ukraine has on the availability or pricing of the raw materials for its products, manufacturing and supply and distribution chains for its products and on the pricing and demand for its products.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 1: - General (Cont.)

d.	Change in interest curves and inflation expectations

Since 2021, inflation rates in Israel and the world have been rising. In 2021, the rate of change in the Consumer Price Index in Israel increased, an increase that continued in 2022. In 2022, along with the worldwide rise in prices, central banks around the world decided to raise interest rates with the aim of curbing rising prices. The changes in interest rates and the rise in inflation rates had a significant effect on items in the financial statements as described in the following notes:

●	Note 11 on intangible assets, with respect to impairment.

●	Note 16 on employee benefits, with respect to examining the need for remeasurement of actuarial liabilities.

●	Note 17 on financial risks, with respect to linkage and currency risk and hedge accounting.

e.	Material events in the reporting period

Labor strike at the Company’s manufacturing plant at Beit Kama, Israel:

On April 26, 2022, during the course of the Company’s negotiations with the Histadrut - General Federation of Labor in Israel (the “Histadrut”) and the Employees’ Committee of Kamada’s Beit Kama production facility in Israel (the “Employee’s Committee”), on the extension of a collective bargaining agreement, the Employee’s Committee elected to declare a labor strike in the Beit Kama plant. On July 15, 2022, the Company, the Employees’ Committee and the Histadrut, signed a new collective agreement detailing the understandings reached between the parties. The agreement will be effective through the end of 2029, while certain economic terms may be renegotiated by the parties following the lapse of the four-year anniversary of the agreement. As a result of execution of the agreement the labor strike ended, and the unionized employees returned to work at the Beit Kama production facility. As a result of the labor strike, the Company recorded a loss of $4,259 thousand in the cost of revenues from proprietary products which was comprised of $3,999 thousands of overhead cost charges due to lower than standard production and $260 thousands due to loss of in-process materials.

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

f.	Definitions

In these Financial Statements –

The Company	-	Kamada Ltd.
The Group	-	The Company and its subsidiaries.
Subsidiary	-	A company which the Company has a control over (as defined in IFRS 10) and whose financial statements are consolidated with the Company’s Financial Statements.
Related parties	-	As defined in International Accounting Standard (“IAS”) 24.
USD/$	-	U.S. dollar.
NIS	-	New Israeli Shekel
EUR	-	Euro

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies

a.	Basis of presentation of financial statements

1.	These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board.

2.	Measurement basis:

The Company’s consolidated financial statements are prepared on a cost basis, except for financial assets measured at fair value through other comprehensive income (“OCI”); and financial assets and liabilities (including derivatives and contingent consideration) which are presented at fair value through profit or loss. (See Note 14).

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

Upon consummation of an acquisition, and for the purpose of determining the appropriate accounting treatment, the Company examines whether the transaction constitutes an acquisition of a business or assets. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

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

Costs associated with the acquisition that were incurred by the Company in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees, other than those associated with an issue of debt or equity instruments connected to the business combination, are expensed in the period the services are received.

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

The fair value of an acquiree’s previously recognized contingent consideration assumed in connection with a business combination is recognized as financial liability on the acquisition date. Subsequently, the financial liability is measured at amortized cost, per IFRS 9. Remeasurement of the financial liability is recognized as finance income or expense in the statement of operations.

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

Research and development expenditures are recognized in profit or loss when incurred and include preclinical and clinical costs (as well as cost of materials associated with the development of new products or existing products for new therapeutic indications). In addition, these costs include additional product development activities with respect to approved and distributed products as well as post marketing commitment research and development activities.

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

d)	The contract has commercial substance (i.e., the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

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

c)	Non-cash consideration - Non-cash consideration is measured at the fair value for goods receivable on a contract’s inception.

d)	Consideration payable to customers - The Company accounts for payments made to a customer as a reduction of the revenues from the customer when the Company recognizes revenue from the transfer of goods or services to the customer or the Company pays the consideration or promises to pay the consideration in accordance with the Company’s customary business practices. When the consideration payable to a customer is a payment for a distinct good or service from the customer, then the Company accounts for the purchase of the good or service in the same way it accounts for other purchases from suppliers.

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

The Company is a principal when it controls the promised goods or services before their transfer to the customer. Indicators that the Company controls the goods or services before their transfer to the customer include, inter alia, as follows: the Company is responsible for fulfilling the promises in the contract; the Company has inventory risk before the goods or services are transferred to the customer; and the Company has discretion in setting the prices of the goods or services.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

Analysis of major contracts:

As of December 31, 2022, 2021 and 2020, the Company generated revenue mainly from the sale of products to strategic partners and distributors as well as from the licensing of its technology and distribution rights.

In the majority of contracts, revenue recognition occurs at a point in time when control of the Company’s product is transferred to the customer, generally on delivery of the goods.

The Company determines the transaction price separately for each contract with a customer taking into consideration variable prices, discounts, chargeback, rebates, etc. The Company includes the estimated variable consideration in the transaction price only to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.

With regards to a certain contract with its strategic partner the Company analyzed the following:

The Company identified few performance obligations which include:

a.	Grant of a license for distribution of one of the Company’s products in certain territories and the supply of predetermined minimum quantities.

b.	The supply of a predetermined quantity of the Company’s product for the purpose of clinical trials performed conducted by a strategic partner.

c.	Grant of a license for the use of the Company’s knowledge and patents, and the provision of consulting services with respect to the transfer of technology.

The Company determines the transaction price and allocates the transaction price to the different performance obligation identified. For certain amounts of variable consideration, the Company allocated to a certain performance obligation or to a distinct goods or services within it.

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

As of 2022, the Company also generates revenue in the form of royalty payments, due from the grant of a license for the use of the Company’s knowledge and patents. Royalty revenue is recognized when the underlying sales have occurred.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

Following the acquisition of CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B during November 2021, the Company, through its wholly-owned subsidiary Kamada Inc., sells these products in the U.S. market to wholesalers/distributors that redistribute/sell these products to other parties such as hospitals and pharmacies. Revenue recognition occurs at a point in time when control of the product is transferred to the wholesalers/distributors, generally on delivery of the goods.

The Company’s gross sales are subject to various deductions, which are primarily composed of rebates and discounts to group purchasing organizations, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales. The Company monitors the obligation for these deductions on at least a quarterly basis and records adjustments when rebate trends, rebate programs and contract terms, legislative changes, or other significant events indicate that a change in the obligation is appropriate.

The following summarizes the nature of the most significant adjustments to revenues generated from the sales of these products in the U.S. market:

Wholesaler chargebacks:

The Company has arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Provisions for estimating chargebacks are calculated based on historical experience and product demand. The provision for chargebacks are recorded as a deduction from trade receivables on the consolidated statements of financial position.

Fees for service:

Consists of wholesaler/distributor fees. The wholesalers/distributors charge the Company fees for the redistribution of the products to hospitals and pharmacies. These fees are outlined in each wholesaler/distributor contract. The fees are invoiced to the Company monthly or quarterly by the wholesaler/distributor. The provisions for fees for service are recorded in the same period that the corresponding revenues are recognized.

Deferred revenues

Deferred revenues include unearned amounts received from customers not yet recognized as revenues.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

k.	Government grants:

Government grants are recognized when there is reasonable assurance that the grants will be received, and the Company will comply with the grant attached conditions.

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

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Company will have to use its economic resources to pay the obligation.

As of December 31, 2022 and 2021, the application of IFRIC 23 did not have a material effect on the financial statements.

m.	Leases

The Company accounts for a contract as a lease according to IFRS 16, “Leases” (“Lease Standard”), when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

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

The Company as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient the Lease Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

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

Lease extension and termination options:

A non-cancellable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised, and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

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

When substantially all the risks and rewards incidental to ownership of the right-of-use asset have been transferred to the sub-lessee, the Company accounts for the sublease as a finance lease, otherwise it is accounted for as an operating lease. If the sublease is classified as a finance lease, the leased asset is derecognized on the commencement date and a new asset, “finance lease receivable” is recognized at an amount equivalent to the present value of the lease payments, discounted at the interest rate implicit in the lease. Any difference between the carrying amount of the leased asset before the derecognition and the carrying amount of the finance lease receivable is recognized in profit or loss.

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

	Estimated life	Amortization method
Intellectual property	15-20	Straight-line
Customer Relations	20	Straight-line
Production agreement	6	Straight-line
Distribution right	10-15	Straight-line over the contract period
Goodwill	Indefinite	Not amortized

p.	Impairment of non-financial assets

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

Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus transaction costs, in the case that the financial asset is not recognized at fair value through profit or loss.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. For other debt financial assets (i.e., debt securities at FVOCI), the ECL is based on the 12-month ECL. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date. As of December 31, 2022 and 2021, there is no ECL allowance.

2.	Financial liabilities

Financial liabilities within the scope of IFRS 9 are initially measured at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

a)	Financial liabilities measured at amortized cost

Loans, assumed liabilities, including leases, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs.

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

A financial liability is derecognized when it is extinguished, that is when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor (the Company) discharges the liability by paying in cash, by other financial assets, by goods or services or is legally released from the liability.

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

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation, and social security contributions are recognized as expenses as the services are rendered. A liability in respect of a cash bonus is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits

The post-employment benefits plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company has defined contribution plans pursuant to Section 14 to the Israeli Severance Pay Law, 1963 (the “Israeli Severance Pay Law”) under which the Company pays fixed contributions to certain employees under Section 14 and will have no legal or constructive obligation to pay further contributions.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Significant Accounting Policies (Cont.)

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

In addition, with respect to certain other employees who were hired by the company prior to the establishment of the defined contribution plans pursuant to Section 14 to the Israeli Severance Pay Law, the Company operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include expected salary increases and rates of employee’s turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its defined benefit plan obligation, the Company makes current deposits in pension funds and insurance companies (“plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company’s own creditors and cannot be returned directly to the Company. The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets. Re-measurements of the net liability are recognized in other comprehensive income in the period in which they occur.

U.S. employees defined contribution plan:

As of August 2022, the U.S. Subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $20.5 thousands per year (for certain employees over 50 years of age the maximum contribution is $27 thousands per year), of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. The U.S. Subsidiary matches 3% of employee contributions up to the plan with no limitation.

v.	Share-based payment transactions

The Company’s employees and members of its Board of Directors are entitled to remuneration in the form of equity-settled share-based payment transactions.

Equity-settled transactions

The cost of equity-settled transactions (options and restricted share) with employees and members of the Board of Directors is measured at the fair value of the equity instruments granted at grant date. The fair value of options is determined using a standard option pricing model. The fair value of restricted share is determined using the share price at the grant date.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in shareholder’s equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees or directors become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 3: - Significant Accounting Judgments, Estimates And Assumptions Used In The Preparation Of The Financial Statements

a.	Judgments

In the process of applying the significant accounting policies, the Company has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

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

Measurement of variable consideration

In order to determine the transaction price, the Company estimates the amount of the variable consideration and recognizes revenue in an amount where there is a high probability that its inclusion will not result in a significant revenue reversal in the future after the uncertainty has been resolved.  Following the acquisition of a portfolio of four FDA-approved plasma derived hyperimmune commercial products (as described under Note 5b), the Company sells its products mainly in the U.S market through its subsidiary Kamada Inc. to wholesalers/distributors. The Company’s gross sales are subject to various deductions, which are primarily composed of rebates and discounts to group purchasing organization, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period.

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

The Company assesses the criteria for recognition of revenue related to up-front payments and milestones as outlined by IFRS 15. Judgment is necessary to determine over which period the Company will satisfy its performance obligations related to up- front payments and milestones and whether financing component exists. For additional information, refer to Note 18a.

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

The Company recognizes inventory produced for commercial sale, including costs incurred prior to regulatory approval but subsequent to the filing of a regulatory request when the Company has determined that the inventory has probable future economic benefit. Inventory is not recognized prior to completion of a phase III clinical trial. For products with an approved indication, raw materials and purchased drug product associated with development programs are included in inventory and charged to research and development expense when it’s designated. For products without an approved indication, drug product is charged to research and development expense.

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

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase of raw and other materials and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, net of selling expenses. The estimation of realizable value can affect the inventory value at the period end.

In addition, and as part of the quarterly inventory valuation process, the Company assesses the potential effect on inventory in cases of deviations from quality standards in the manufacturing process to identify potential required inventory write offs. Such assessment is subject to Company’s judgment.

-	Determining cash-generating units

Impairment testing for assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “CGU”).

For the purpose of goodwill impairment testing, the Company, aggregated CGUs so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. When goodwill is not monitored for internal reporting purposes, it is allocated to operating segments and not to a CGU (or group of CGUs) lower in level than an operating segment. Goodwill acquired in a business combination is allocated to groups of CGUS, including CGUs existing prior to the business combination, that are expected to benefit from the synergies of the combination. Also refer to Note 11.

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

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among other things, discount rates, expected rates of return on assets, future salary increases and mortality rates. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

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

-	Impairment of Company’s non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

-	Impairment of goodwill

The Company reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and to choose a suitable discount rate for those cash flows.

-	Determination of Useful Life

Intangible assets and property, plant and equipment are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. In determining the useful life and the depreciation method, the Company assesses the period over which an asset is expected to be available for use by the Company and the pattern in which the asset’s future economic benefits are expected to be consumed by the Company.

-	Purchase price allocation

The Company allocates the purchase price based on the identifiable assets acquired and liabilities assumed at the acquisition date. The assets and the liabilities assumed are measured at fair value on the acquisition day. Significant estimates are required to measure the fair value of the assets and liabilities recognized as a result of the business combination including, future cash flows, discount rate, volatility rate.

-	Determining the fair value of an unquoted financial asset or liability

The fair value of unquoted financial assets or liability in Level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. Changes in estimated future cash flows and estimated discount rates, after consideration of risks such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these assets of liability.

Contingent consideration is measured at fair value. The fair value is determined using valuation techniques and method, using future cash flows discounted. This requires management to make an estimate of the projected future cash flows. For information regarding contingent consideration, please refer to Note 5 and Note 16.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 4: - Disclosure of New Standards in the Period Prior to Their Adoption

a.	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants

The Amendment, together with the subsequent amendment to IAS 1 (see hereunder) replaces certain requirements for classifying liabilities as current or non-current. According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period. According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The Amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.

The Company has not yet commenced examining the effects of applying the Amendment on the financial statements.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 4: - Disclosure of New Standards in the Period Prior to Their Adoption (Cont.)

b.	Amendment to IAS 1, Presentation of Financial Statements: “Disclosure of Accounting Policies.”

According to the amendment, companies must provide disclosure of their material accounting policies rather than their significant accounting policies. Pursuant to the amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements.

The amendment to IAS 1 also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The amendment also clarifies that immaterial accounting policy information need not be disclosed.

The amendment is applicable for reporting periods beginning on or after January 1, 2023.

The Company is examining the effects of the amendment on the financial statements. The Company did not adopt the amendment for the financial statements for the year ended December 31, 2022.

c.	Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

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

The Company does not expect the Amendment to have a material impact on its financial statements.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 5: - Business Combinations

a.	Acquisition of an FDA-Licensed Plasma Collection Center

On March 1, 2021, the Company entered into an Asset Purchase Agreement with the privately held B&PR of Beaumont, TX, USA, for the acquisition of the FDA registered plasma collection facility as well as certain related rights and assets. The plasma collection facility primarily specializes in the collection of hyper-immune plasma used for the Anti-D immunoglobulin, which is manufactured by the Company and distributed in international markets. The acquisition, for a total consideration of $1,614 thousand, was consummated through the Company’s wholly owned subsidiary Kamada Plasma LLC, which operates the Company’s plasma collection activity in the U.S.

The Company accounted for the acquisition as a business combination.

The following table details the acquisition consideration:

USD in thousands

Cash paid	$1,404
Payables for acquisition(a)	210

Total acquisition cost	1,614

(a)

The acquisition consideration totaled $1,654 thousands, of which an amount of $1,404 thousands was paid at closing, and the balance of $250 thousands was paid in March 2022. The fair value of such deferred consideration was estimated at $210 as of the date of acquisition.

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

(a)

The intangible assets represent the value of the FDA license for the plasma collection facility at fair value (Level 3) at the acquisition date, based on the Greenfield Method. Under such method, the subject intangible asset is valued using a hypothetical cashflow scenario of developing an operating business in an entity that at inception only holds the subject intangible asset. In measuring the FDA license for the plasma collection facility, the Company used an appropriate discount rate of 19%.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 5: - Business Combinations (cont.)

b.	Acquisition of a portfolio of four FDA-approved plasma-derived hyperimmune commercial products

On November 22, 2021 (the “Acquisition Date”), the Company entered into the Saol APA for the acquisition of a portfolio of four FDA-approved plasma-derived hyperimmune commercial products. The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The four acquired products include:

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

The following table details the total acquisition consideration as of the Acquisition Date:

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

In measuring the contingent consideration liability as of the Acquisition Date, the Company used an appropriate risk-adjusted discount rate of 10.6 % and volatility of 13.6%.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 5: - Business Combinations (cont.)

The fair value of the contingent consideration was $23,534 thousand and $21,995 thousand as of December 31, 2022 and December 31, 2021, respectively. The increase in the amount of $1,539 thousand and $290 thousand for the years ended December 31, 2022 and December 31, 2021, respectively, reflects the changes in the value of the liability since the date of acquisition and was recognized as financing expenses in the statement of profit and loss.

In measuring the contingent consideration liability, as of December 31, 2022 and 2021 the Company used an appropriate risk-adjusted discount rate of 11.8% and volatility of 14.21%, and an appropriate risk-adjusted discount rate of 10.5% and volatility of 10.6%, respectively.

Through December 31, 2022, no payments were made by the Company on account of the contingent consideration. As of December 31, 2022, the first sales threshold was met and the first milestone payment on account of the contingent consideration is expected to be paid during the first quarter of 2023.

For further information about the contingent consideration, refer to Note 14 and Note 16.

(b)	Pursuant to the Saol APA, the Company acquired inventory valued at $14,199 thousand which will be paid in ten quarterly installments of $1,500 thousand each or the remaining balance at the final installment. Such deferred inventory consideration totaled $13,788 thousand which represents the Fair value (Level 2) at the Acquisition Date. The interest rate used to calculate such fair value was based on the Company’s cost of debt which was estimated based on the long-term bank loan obtained to partially fund the acquisition. Through December 31, 2022, the Company made four quarterly installments on account of such inventory related debt. For further information about the deferred consideration, refer to Note 14b and Note 16.

(c)	In December 2019, the Company entered into a binding term-sheet for a 12-year contract manufacturing agreement with Saol to manufacture CYTOGAM. Through the Acquisition Date, the Company received a total of $3,786 thousand from Saol to partially fund the technology transfer activities required under such engagement. Such engagement was automatically terminated on the Acquisition Date, and such funds, previously accounted for as deferred revenues, were offset from the acquisition consideration as settlement of preexisting relationship.

The following tables details the fair value of the identifiable assets and liabilities on the Acquisition Date:

Fair value USD in thousands

Inventory(a)	22,849
Intangible assets(b)	121,174
Assumed liability(c)	(47,213)
Net identifiable assets	98,810

Goodwill arising on acquisition(d)	29,897

Total acquisition cost	126,707

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 5: - Business Combinations (cont.)

(a)	Inventory was valued at cost which represent its fair value.

(b)	The following table details the intangible assets identified

Fair value USD in thousands

Customer Relations (1)	33,514
Intellectual property (2)	79,141
Assumed contract manufacturing agreement (3)	8,519
Total Intangible assets	121,174

(1)	Customer Relations represents its fair value (Level 3) at the Acquisition Date, based on a Multi Period Excess Earnings Method (“MPEEM”). In measuring the Customer Relations, the Company used an appropriate risk-adjusted discount rate of 11% and churn rate of 5%.

(2)	Intellectual property represents its fair value (Level 3) at the Acquisition Date, based on a Relief from Royalties (“RFRM”) Method. In measuring the Intellectual property, the Company used an appropriate risk-adjusted discount rate of 11% and Royalties rate of 15.2%.

(3)	Assumed contact manufacturing agreement represents its fair value (Level 3) at the Acquisition Date, based on With and Without method. Under the With and Without method the value of an intangible asset is calculated by comparing the cash-flow in situation where the valued asset is part of the business versus the cash-flow in situation where the asset is not part of the business. The Company used an appropriate risk-adjusted discount rate of 11%.

(c)	Pursuant to the Saol APA, the Company assumed certain of Saol’s liabilities for the future payment of royalties (some of which are perpetual) and milestone payments to third party subject to the achievement of corresponding CYTOGAM related net sales thresholds and milestones. The fair value of such assumed liabilities at the Acquisition Date was estimated at $47,213 thousand, which was calculated based on the Option Pricing Method (OPM), Monte Carlo Simulation, and discounted cash flow using a discount rate in the range of 2.25 % and 11 % and the volatility of 10.8-14.2%. Refer to Note 14 and Note 16 for more information.

Such assumed liabilities include:

●	Royalties:10 % of the annual global net sales of CYTOGAM up to $ 25,000 thousand and 5 % of net sales that are greater than $ 25,000 thousand, in perpetuity; 2% of the annual global net sales of CYTOGAM in perpetuity; and 8 % of the annual global net sales of CYTOGAM for a period of six years following the completion of the technology transfer of the manufacturing of CYTOGAM to the Company, subject to a maximum aggregate of $5,000 thousand per year and the total amount of $30,000 thousand throughout the entire six years period.

●	Sales milestones: $1,500 thousand in the event that the annual net sales of CYTOGAM in the United States market exceeds $18,766 thousand during the twelve months period ending June 30, 2022 (such milestone was achieved and the payment is expected to be made during 2023); and $1,500 thousand in the event that the annual net sales of CYTOGAM in the United States market exceeds $18,390 thousand during the twelve months period ending June 30, 2023.

●	Milestone: $8,500 thousand upon the receipt of FDA approval for the manufacturing of CYTOGAM at the Company’s manufacturing facility.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 5: - Business Combinations (cont.)

(d)	The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and the acquired business.

As of the Acquisition Date, the Company recognized the fair value of the assets acquired and liabilities assumed in the business combination according to a provisional measurement. As of December 31, 2022, the valuation of the identifiable assets and liabilities was completed. No adjustments were required to be record.

The Company incurred acquisition related cost of $1,094 thousand related mainly to legal and other consulting fees. These costs were recorded in general and administrative expenses in the statement of profit and loss during 2021.

Note 6: - Cash and Cash Equivalents

	December 31,
	2022	2021
	U.S. Dollars in thousands

Cash and deposits for immediate withdrawal	$31,411	$15,371
Cash equivalents in NIS deposits (1)	2,847	3,216
Total Cash and Cash Equivalents	$34,258	$18,587

(1)	The deposits bear interest of 2.85%-3.8% per year, as of December 31, 2022 and 0.28% per year, as of December 31, 2021.

Note 7: - Trade Receivables, Net

	December 31,
	2022	2021
	U.S. Dollars in thousands
Open accounts:
In NIS	$9,469	$16,093
In USD	17,659	18,736
	$27,128	$34,829
Checks receivable	124	333

	$27,252	$35,162
Less allowance for doubtful accounts(1)	-	-

Total Trade receivables, net	$27,252	$35,162

(1)	As of December 31, 2022 and 2021 no allowance for doubtful accounts was recognized.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 7: - Trade Receivables, Net (Cont.)

An analysis of past due but not impaired trade receivables with reference to reporting date:

	Past due trade receivables with aging of
	Neither past due nor impaired	Up to 30 Days	31-60 Days	61-90 Days	91-120 Days	Over 121 days	Total
December 31, 2022	$22,710	$3,260	$788	$84	$7	$402	$27,252
December 31, 2021	$33,454	$593	$572	$122	$381	$40	$35,162

(1)	Subsequent to December 31, 2022, $18,660 thousand from the past due debt was collected. The amount collected include $372 thousand out of the over 121 days.

Note 8: - Other Accounts Receivables

	December 31,
	2022	2021
	U.S. Dollars in thousands
Prepaid expenses	$3,875	$3,992
Inventory designated for R&D activities	3,732	4,407
Government authorities	645	220
Derivatives financial instruments mainly measured at fair value through other comprehensive income	-	73
Accrued income	451	173
Other	7	7
Total Other Accounts Receivables	$8,710	$8,872

Note 9: - Inventories

	December 31,
	2022	2021
	U.S. Dollars in thousands
Finished products	$30,429	$36,270
Purchased products	4,754	6,251
Work in progress	12,276	8,082
Raw materials	21,326	16,820
Total Inventories	$68,785	$67,423

(1)	During the years 2022, 2021 and 2020, the Company recognized, as cost of revenues, an impairment for inventories carried at net realizable value totaled of $3,996 thousands, $2,982 thousands and $1,440 thousands, respectively.

(2)	The inventory balance as of December 31, 2022 includes $2,942 thousand of finished products and raw materials which were obtained as part of the business combination. Refer to Note 5b for further details

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 10: - Property, Plant And Equipment

a.	Composition and movement:

2022

	Land and Buildings (1)	Machinery and Equipment (1)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements	Total
	U.S. Dollars in thousands
Cost

Balance at January 1, 2022	$34,543	33,439	31	9,371	1,184	78,568
Additions	547	1,906	-	966	382	3,801
Sale and write-off	-	(2)	-	-	-	(2)
Balance as of December 31, 2022	35,090	35,343	31	10,337	1,566	82,367

Accumulated Depreciation

Balance as of January 1, 2022	21,091	23,804	23	6,808	535	52,261
Depreciation	1,063	1,691	3	1,074	120	3,951
Sale and write-off	-	(2)	-	-	-	(2)
Balance as of December 31, 2022	22,154	25,493	26	7,882	655	56,210

Depreciated cost as of December 31, 2022	$12,936	9,850	5	2,455	911	26,157

(1)	Including labor costs charged in 2022 to the cost of facilities, machinery, and equipment in the amount of $1,043 thousands.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 10: - Property, Plant And Equipment (Cont.)

2021

	Land and Buildings (1)	Machinery and Equipment (1)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements	Total
	U.S. Dollars in thousands
Cost

Balance at January 1, 2021	$33,658	31,299	31	8,112	1,139	74,239
Additions	885	2,140	-	1,260	45	4,329

Balance as of December 31, 2021	34,543	33,439	31	9,371	1,184	78,568

Accumulated Depreciation

Balance as of January 1, 2021	20,049	22,110	20	5,961	420	48,560
Depreciation	1,042	1,694	3	847	115	3,701

Balance as of December 31, 2021	21,091	23,804	23	6,808	535	52,261

Depreciated cost as of December 31, 2021	$13,451	$9,635	$8	$2,563	$649	$26,307

(1)	Including labor costs charged in 2021 to the cost of facilities, machinery, and equipment in the amount of $775 thousands.

b.	As for liens, refer to Note 19.

c.	Leasing rights of land from the Israel land administration.

	December 31,
	2022	2021
	U.S. Dollars in thousands

Under finance lease	$1,119	$1,150

Kamada Assets Ltd., a subsidiary of the Company, capitalized leasing rights from the Israel Lands Administration for an area of 16,880 m² in Beit Kama, Israel, on which the Company’s manufacturing plant and other buildings are located. As part of a new outline which were approved during 2021, the plant area was adjusted to 14,880 m². The amount attributed to capitalized rights is presented under property, plant and equipment and is depreciated over the leasing period, which includes the option period. During 2010, Kamada Assets signed an agreement with the Israel Lands Administration to consolidate its leasing rights and extend the lease period to 2058; the lease also includes an extension option allowing the parties to extend the lease for an additional 49 years following the conclusion of the initial term.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 11: - Intangible Assets, Goodwill and Other Long Term Assets

	December 31,
	2022	2021
	U.S. Dollars in thousands

Intangible Assets and Goodwill	147,009	153,592
Long term pre-paid expenses	63	71
Total Other Long-Term Assets	$147,072	$153,663

1.	Intangible Assets:

(a)	Composition and movement

2022

	Intellectual property	Customer Relationships	Goodwill	Other Intangibles (1)	Total
	U.S. Dollars in thousands
Cost:
Balance as of January 1, 2022	80,103	33,514	30,313	10,501	154,431
Purchases				600	600

Balance as of December 31, 2022	$80,103	$33,514	$30,313	$11,101	$155,031

Accumulated amortization and impairment:
Balance as of January 1, 2022	477	179	-	183	839
Amortization recognized in the year	5,376	1,676	-	131	7,183

Balance as of December 31, 2022	5,853	1,855	-	314	8,022

Amortized cost at December 31, 2022	$74,250	$31,659	$30,313	$10,787	$147,009

(1)	Includes assumed contract manufacturing agreement and distribution right of certain therapeutic products to be distributed in Israel, subject to IL MOH marketing authorization. The Company was required to make certain upfront and milestone payments on account of such distribution rights. These payments are accounted for as long-term assets through obtaining IL MOH marketing authorization and will subsequently be amortized during the expected distribution right’s useful life.

2021

	Intellectual property	Customer Relationships	Goodwill	Other Intangibles (1)	Total
	U.S. Dollars in thousands
Cost:
Balance as of January 1, 2020	-	-	-	1,492	1,492
Purchases				490	490
Business combination (b)	80,103	33,514	30,313	8,519	152,449

Balance as of December 31, 2021	$80,103	$33,514	$30,313	$10,501	$154,431

Accumulated amortization and impairment:
Balance as of January 1, 2020	-	-	-	-	-
Amortization recognized in the year	477	179	-	183	839

Balance as of December 31, 2020	477	179	-	183	839

Amortized cost at December 31, 2021	$79,626	$33,335	$30,313	$10,318	$153,592

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 11: - Intangible Assets, Goodwill and Other Long Term Assets (Cont.)

(b)	Amortization:

Amortization expenses of intangible assets are classified in statement of profit or loss as follows:

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Cost of goods sold	5,376	574	-
Selling and marketing expenses	1,807	265	-

	7,183	839	-

(d)	Allocation of goodwill to cash-generating units

	December 31,
	2022	2021
	U.S. Dollars in thousands

Proprietary	$30,313	$30,313

The goodwill is attributed to the Proprietary Products segment, which represent the lowest level within the Company at which goodwill is monitored for internal management purposes.

Impairment test of goodwill for the year ended on December 31, 2022:

Impairment loss for goodwill is recognized if the recoverable amount of the goodwill is less than the carrying amount. The recoverable amount is the greater of fair value less costs of disposal, or value in use of the relevant reporting level (ie a CGU of a group of CGU’s).

The Company performed an assessment for goodwill impairment for its Proprietary Products segment, which is the level at which goodwill is monitored for internal management purposes and concluded that the fair value of the Proprietary Products segment exceeds the carrying amount by approximately 20%. The carrying amount of goodwill assigned to this segment is in the amount of $30,313 thousand.

When evaluating the fair value of the Proprietary Products segment, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth rate of -5.0% determined based on the long-term expected prospects of the reporting unit; and (c) a discount rate (post-tax) of 12.1 % which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Proprietary Products segment’s operations.

Actual results may differ from those assumed in the Company’s valuation method. It is reasonably possible that the Company’s assumptions described above could change in future periods. If any of these were to vary materially from the Company’s plans, it may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of the Proprietary Products segment reporting unit by approximately $4,000 thousand and $19,000 thousands, respectively.

Based on the Company’s assessment as of December 31, 2022, no goodwill was determined to be impaired.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 12: - Trade Payables

	December 31,
	2022	2021
	U.S. Dollars in thousands

Open debts mainly in USD	$12,731	$7,354
Open debts in EUR	10,629	9,174
Open debts in NIS	9,557	8,576
Total Trade Payables	$32,917	$25,104

Note 13: - Other Accounts Payables

a.	Composition:

	December 31,
	2022	2021
	U.S. Dollars in thousands

Employees and payroll accruals	$6,683	$6,348
Government grants (b)	201	207
Derivatives financial instruments	92	-
Accrued Expenses and Others	609	587

Total Other Accounts Payables	7,585	$7,142

b.	Government grants:

Presented in the statement of financial position and Profit or Loss and Other Comprehensive Income:

	December 31,
	2022	2021
	U.S. Dollars in thousands

Current Assets	3	3
Current liability	201	207
Royalties paid during the year	-	-
Expense (income) carried to profit or loss	$29	(29)

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 14: - Loans and Financial liabilities

a.	Bank Loans

	December 31,
	2022	2021
	U.S. Dollars in thousands

Bank loans (1)	17,407	20,038
Less current maturities of bank loans	4,444	2,631
Total Long term bank loans	$12,963	$17,407

1.	Bank loan:

On November 15, 2021, the Company secured a $40,000 thousand credit facility from Bank Hapoalim, an Israeli bank. The credit facility comprised of the following:

(1)	A $20,000 thousand long-term loan. The loan bears an interest at a rate of SOFR (Secured Overnight Financing Rate) +2.18% and is payable over 54 equal monthly installments commencing June 16, 2022; and

(2)

A $20,000 thousand short-term revolving credit facility. The credit facility bears an interest at a rate of SOFR +1.75%, or a commitment fee of 0.2% calculated over the unutilized balance of the facility. As of December 31, 2022, the Company did not utilize such facility.

The credit facility was in effect for an initial period of 12 months, and effective as of January 1, 2023, the credit facility was amended such that the $20 million short-term revolving credit facility was reduced to a NIS 35 million (approx. $10 million) credit facility and the credit facility was extended for an additional period of 12 months.

Borrowings under the amended credit facility accrue interest at a rate of PRIME + 0.55 and are repayable no later than 12 months from the date advanced. We are required to pay an annual fee of 0.275% for the Bank’s credit allocation.

Pursuant to the loan and credit facility agreement, the Company is required to meet the following financial covenants for the years ending December 31, 2022, and onwards:

(1)	The Shareholder’s Equity shall at no time be less than 30% of the Total Assets; examined on a quarterly basis;

(2)	The Shareholder’s Equity shall at no time be less than $120,000 thousand; examined on a quarterly basis;

(3)	The ratio between:(a) the short term financial debt less current maturities of long term debt (in as much as such are included therein); and (b) the Working Capital, as such term is defined in the loan agreement, shall at no time exceed 0.8; examined on a quarterly basis; and

(4)	The ratio between: (a) the EBITDA as such term is defined in the loan agreement; and (b) the current maturities of long term debt to financial institutions plus out of pocket financial expenses, net, reported in the course of four consecutive quarters immediately preceding the examination date, shall not be less than 1.1 during each of the years 2022 and 2024 and not less than 1.25 in the year 2025 and onwards, examined on an annual basis.

As of December 31, 2022, the Company is in compliance with the financial covenants.

Bank loans borrowed prior to 2021 are payable over 60 equal monthly installments. The loans bear fixed interest rate in the range of 3.15% -3.55%.

See Note 19 regarding pledge information related to the bank loans.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 14: - Loans and Financial liabilities (Cont.)

b.	Financial liabilities originated or assumed through business combinations

	December 31,
	2022	2021
	U.S. Dollars in thousands

Contingent consideration (1)	23,534	21,995
Assumed liabilities (2)	61,016	61,915
Less current maturities	(29,708)	(17,986)
Total Long term Contingent consideration and assumed liabilities	$54,842	43,929

(1)

At December 31, 2022 the fair value of the contingent consideration total $23,534 thousand. The increase in the amount of $1,539 thousands reflects the changes in the value of the liability during 2022 and was recognized as financing expenses in the statement of profit and loss. Through December 31, 2022, no payments were made by the Company on account of the contingent consideration. As of December 31, 2022, the first sales threshold was met and the first milestone payment on account of the contingent consideration is expected to be paid during the first quarter of 2023. Refer to Note 5b and Note 18 for details on the contingent consideration.

(2)	The assumed liabilities are measured at amortized cost. The decrease in the balance of the assumed liabilities reflects the changes in time value due to and changes in expected payments since the date of acquisition at an amount of $4,727 thousands, net of $5,626 thousands paid during 2022. The increase was recognized as financing expenses in the statement of profit and loss. Refer to Note 5 and Note 16 for details on the assumed liabilities.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Leases

Leases

The Company has lease agreements with respect to the following items:

1.	Office and storage spaces:

The Company has engaged in lease agreements for office and storage spaces for a total of ten years, such term includes a three-year extension through November 2026.

2.	Vehicles:

The Company leases vehicles for the use of certain of its employees. The lease term is mainly for three-year periods from several leasing entities.

3.	Office equipment (i.e. printing and photocopying machines):

The Company leases office equipment (i.e., printing and photocopying machines), each for a five year period.

Right-of-use assets composition and changes in lease liabilities

	Right-of-use-assets
	Rented Offices	Vehicles	Computers, Software, Equipment and Office Furniture	Total	Lease Liabilities(1)
	U.S Dollars in thousands
As of January 1, 2022	$2,165	$913	$15	$3,093	$4,314
Additions to right-of-use assets	-	551	-	551	551
Termination lease	-	(52)	-	(52)	(59)
Depreciation expense	(433)	(583)	(8)	(1,024)
Exchange rate differences	-	-	-	-	(448)
Repayment of lease liabilities	-	-	-	-	(1,164)
As of December 31, 2022	$1,732	$829	$7	$2,568	$3,193

(1)	The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liability was in the range of 1.94%-4.6% evaluated based on credit risk, terms of the leases and other economic variables.

During 2022, the Company recognized $148 thousand as interest expenses on lease liabilities.

During 2022, the total cash outflow for leases was $1,164 thousand.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Leases (Cont.)

	Right-of-use-assets
	Rented Offices	Vehicles	Computers, Software, Equipment and Office Furniture	Total	Lease Liabilities(1)
	U.S Dollars in thousands
As of January 1, 2021	$2,599	$821	$20	$3,440	$4,665
Additions to right -of -use assets		845		845	845
Lease termination		(125)		(125)	(125)
Depreciation expense	(433)	(628)	(5)	(1,068)
Exchange rate differences					150
Repayment of lease liabilities					(1,221)
As of December 31, 2021	$2,165	$913	$15	$3,093	$4,314

(1)	The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liability was in the range of 1.75%-4.6% evaluated based on credit risk, terms of the leases and other economic variables.

During 2021, the Company recognized $253 thousand as interest expenses on lease liabilities.

During 2021, the total cash outflow for leases was $1,221 thousand.

Maturity analysis of the Company’s lease liabilities (including interest):

As of December 31, 2022:

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total
Lease liabilities (including interest)	$1,119	$907	$732	$683	$-	$3,441

As of December 31, 2021:

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total
Lease liabilities (including interest)	$1,307	$1,100	$849	$1,485	$31	$4,772

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

Note 16: - Financial Instruments

a.	Classification of financial assets and liabilities

The financial assets liabilities in the balance sheet are classified by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2022	2021
	U.S. Dollars in thousands
Financial assets

Financial assets at fair value through other comprehensive income:
Cash flow hedges	-	73
Total Financial assets at fair value through other comprehensive income:	$-	$73
Financial assets at cost:
Cash and cash equivalent	34,258	18,587
Total Financial assets at cost	$34,258	$18,587

Total financial assets	$34,160	$18,660

Financial liabilities

Financial liabilities at fair value through profit or loss:
Cash flow hedges	92
Contingent consideration in business combination	23,534	21,995

Foreign exchange forward contracts	$-	$-
	23,626	21,995
Financial liabilities measured at amortized cost:

Assumed liabilities through business combination	61,016	61,915
Bank loans	17,407	20,038
Leases	3,193	4,314
Total Financial liabilities measured at amortized cost:	$81,616	$86,267

Total financial and lease liabilities	$105,242	$108,262

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Financial Instruments (Cont.)

b.	Financial risk factors

The Company’s activities expose it to various financial risks, such as market risk (foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s investment policy focuses on activities that will preserve the Company’s capital. The Company utilizes derivatives to hedge certain exposures to risk.

Risk management is the responsibility of the Company’s management and specifically that of the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO), in accordance with the policy approved by the Board of Directors. The Board of Directors provides principles for the overall risk management.

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

As of December 31, 2022 and 2021, the Company held financial derivatives intended to hedge changes in the exchange rate of the USD vs. the NIS and the EUR (see also Note 16f. below).

2.	Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and foreign currency derivative contracts.

a)	Cash, cash equivalent and short term investments:

The Company holds cash, cash equivalents, short term deposits and other financial instruments at major financial institutions in Israel and the United States. In accordance with Company policy, evaluations of the relative strength of credit of the various financial institutions are made on an ongoing basis.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Financial Instruments (Cont.)

The Company keeps constant track of customer debt, and, to the extent required, accounts for an allowance for doubtful accounts that adequately reflects, in the Company’s assessment, the loss embodied in the debts the collection of which is in doubt.

The Company’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2022 and 2021 is the carrying amount of trade receivables.

c)	Foreign currency derivative contracts:

The Company is exposed to foreign currency exchange movements, primarily in USD vs. NIS and EUR. Consequently, it enters into various foreign currency exchange contracts with major financial institutions (see also Note 16f. below).

d)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term liabilities with floating interest.

3.	Liquidity risk

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

December 31, 2022

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total

Trade payables	$32,917	-	-	-	-	32,917
Assumed liabilities (1)	23,708	5,030	4,087	7,928	20,263	61,016
Other accounts payables	7,585	-	-	-	-	7,585
Bank loans (including interest)	4,841	4,677	4,580	4,111	-	18,208
Lease liabilities (including interest)	1,119	907	732	683	-	3,441

	$70,170	10,614	9,399	12,722	20,263	123,167

(1)	Due the nature of the account which include infinite payments for royalties and milestones to third party the assumed liabilities reflect the discounted amount. see Note 18e

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Financial Instruments (Cont.)

December 31, 2021

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total

Trade payables	$25,104	-	-	-	-	$25,104
Assumed liabilities	17,986	11,203	4,671	7,598	20,457	61,915
Other accounts payables	7,142	-	-	-	-	7,142
Bank loans (including interest)	3,049	4,773	4,677	8,689	-	21,188
Lease liabilities (including interest)	1,307	1,100	849	1,485	31	4,772

	$54,588	$17,076	$10,197	$17,772	$20,488	$120,121

Changes in liabilities arising from financing activities

	January 1, 2022	Payments	Foreign exchange movement	New loans and leases	Business combination	Revaluation	Write off	December 31, 2022
	U.S. Dollars in thousands
Contingent consideration (1)	21,995	-	-	-	-	1,539	-	23,534
Assumed liabilities	61,915	(5,626)	-	-	-	4,727	-	61,016
Bank loans	$20,038	(2,628)	(2)	-	-	-	-	$17,408
Leases	4,314	(1,164)	(448)	551	-	-	(59)	3,193
Total	$108,262	$(9,418)	$(450)	$551	$-	$6,266	$(59)	$105,152

(1)

The contingent consideration fair value as of December 31, 2022 was based on an Option Pricing Method (OPM), “Monte Carlo Simulation” model. In measuring the contingent consideration liability, the Company used an appropriate risk-adjusted discount rate of 11.8 % and volatility of 14.21%. totaled $23,534 thousands.

c.	Fair value

The following table demonstrates the carrying amount and fair value of the financial assets and liabilities presented in the financial statements not at fair value:

	Carrying Amount		Fair Value
	December 31,		December 31,
	2022	2021	2022	2021
	U.S. Dollars in thousands

Assumed liabilities	61,016	61,915	56,946	61,915
Bank loans	17,408	20,038	17,071	19,502
Leases	3,193	4,314	3,183	4,608
Total Financial liabilities	$81,617	$86,267	$77,200	$86,025

The fair value of the bank loans, leases and the assumed liabilities was based on standard pricing valuation model such as a discounted cash-flow model which considers the present value of future cash flows discounted by an interest rate that reflects market conditions (Level 3).

The carrying amount of cash and cash equivalents, short term bank deposits, trade and other receivables, trade and other payables approximates their fair value, due to the short-term maturities of the financial instruments.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Financial Instruments (Cont.)

d.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value:

Financial assets (liabilities) measured at fair value:	Level 1	Level 2	Level 3 (1)
	U.S. Dollars in thousands

December 31, 2022
Derivatives instruments	-	(92)	-
Contingent consideration(1)	-	-	(23,534)
	$-	$(92)	$(23,534)

Financial assets (liabilities) measured at fair value:	Level 1	Level 2	Level 3 (1)
	U.S. Dollars in thousands

December 31, 2021
Derivatives instruments	-	73	-
Contingent consideration(1)	-	-	(21,995)
	$-	$73	$(21,995)

(1)	For changes in Contingent liability see above

During 2022 and 2021, there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Financial Instruments (Cont.)

	December 31,
	2022	2021
	U.S. Dollars in thousands

Sensitivity test to changes in interest rate risk
Gain (loss) from change:
1% increase in basis points of SOFR	$(13)	$(23)
1% decrease in basis points of SOFR	$13	$22

Sensitivity test to changes in foreign currency:
Gain (loss) from change:
5% increase in NIS	$(57)	$(30)
5% decrease in NIS	$57	$30
5% increase in Euro	$(389)	$(450)
5% decrease in Euro	$389	$450

e.	Linkage terms of financial liabilities by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2022	2021
	U.S. Dollars in thousands

In NIS:
Bank loans measured at amortized cost	$-	$38
Leases measured at amortized cost	3,193	4,314

	$3,193	$4,352
In USD:
Contingent consideration at fair value through profit or loss	23,534	21,995
Assumed liabilities measured at amortized cost	61,016	61,915
Bank loans measured at amortized cost	17,407	20,000
	$101,957	$103,910

f.	Derivatives and hedging:

Derivatives instruments not designated as hedging

The Company has foreign currency forward contracts designed to protect it from exposure to fluctuations in exchange rates, mainly of NIS and EUR, in respect of its trade receivables, trade payables. Foreign currency forward contracts are not designated as cash flow hedges, fair value or net investment in a foreign operation. These derivatives are not considered as hedge accounting. As of December 31, 2022, the fair value of the derivative instruments not designated as hedging was financial liability of $4 thousand. The open transactions for those derivatives were in an amount of $15,379 thousands.

Cash flow hedges:

As of December 31, 2022, the Company held NIS/USD hedging contracts (cylinder contracts) designated as hedges of expected future salaries expenses and for expected future purchases from Israeli suppliers.

The main terms of these positions were set to match the terms of the hedged items. As of December 31, 2022, the fair value of the derivative instruments designated as hedge accounting was an asset of $88 thousand. The open transactions for those derivatives were in an amount of $412 thousands.

Cash flow hedges of the expected salaries and suppliers’ expenses as of December 31, 2022 were estimated as effective and accordingly a net unrecognized expense was recorded in other comprehensive income in the amount of $141 thousand, net. The ineffective portion were allocated to finance expense.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: - Employee Benefit Liabilities, NET

Employee benefits consist of short-term benefits and post-employment benefits.

Post-employment benefits:

According to the labor laws and Israeli Severance Pay Law, the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 of the Israeli Severance Pay Law, as specified below. The Company’s liability is accounted for as a post-employment benefit only for employees not under Section 14. The computation of the Company’s employee benefit liability is made in accordance with a valid employment contract, or a collective bargaining agreement based on the employee’s salary and employment terms which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plans, as detailed below:

1.	Defined contribution deposit:

The Company’s agreements with part of its employees are in accordance with Section 14 of the Israeli Severance Pay Law. Contributions made by the Company in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. The expenses for the defined benefit deposit in 2022, 2021 and 2020 were $873 thousands, $1,023 thousands and $1,299 thousands, respectively.

U.S. employees defined contribution plan:

As of August 2022, the U.S. Subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. During the year ended December 31, 2022 the U.S. Subsidiary recorded expenses for matching contributions in amounts of $11 thousands.

2.	Defined benefit plans:

The Company accounts for the payment of compensation as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in a long-term employee benefit fund and in qualifying insurance policies.

3.	Expenses recognized in comprehensive income (loss):

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands

Current service cost	$223	$281	$264
Past service cost	-	415	-
Interest expenses, net	21	23	23
Total employee benefit expenses	237	716	287

Actual return on plan assets	$(25)	$349	$35

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: - Employee Benefit Liabilities, NET (Cont.)

The expenses are presented in the Statement of Comprehensive income (loss) as follows

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands

Cost of revenues	$166	$499	$195
Research and development	24	90	45
Selling and marketing	27	62	22
General and administrative	21	65	25

	$238	$716	$287

4.	The plan liabilities, net:

	December 31,
	2022	2021
	U.S. Dollars in thousands

Defined benefit obligation	$4,379	$5,434
Fair value of plan assets	3,707	4,154
Total liabilities, net	$672	$1,280

5.	Changes in the present value of defined benefit obligation

	2022	2021
	U.S. Dollars in thousands

Balance at January 1,	$5,434	$5,606
Interest costs	78	84
Current service cost	223	281
Past service cost	0	415
Benefits paid	(202)	(1,309)
Demographic assumptions	(9)	(10)
Financial assumptions	(715)	(33)
Past Experience	206	149
Currency Exchange	(636)	165
Balance at December 31,	$4,379	$5,434

6.	Plan assets

a)	Plan assets

Plan assets comprise assets held by long-term employee benefit funds and qualifying insurance policies.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: - Employee Benefit Liabilities, NET (Cont.)

b)	Changes in the fair value of plan assets

	2022	2021
	U.S. Dollars in thousands

Balance at January 1,	$4,154	$4,200
Expected return	62	62
Contributions by employer	181	189
Benefits paid	(181)	(780)
Demographic assumptions	0	0
Financial assumptions	(4)	0
Past Experience	(20)	362
Currency exchange	(485)	121
Balance at December 31,	$3,707	$4,154

7.	The principal assumptions underlying the defined benefit plan

	2022	2021	2020
	%

Discount rate of the plan liability	5.10	3.1	1.8
Future salary increases	3.0	3.0	3.0

The sensitivity analyses below have been determined based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period.

In the event that the discount rate would be one percent higher or lower, and all other assumptions were held constant, the defined benefit obligation would decrease by $110 thousands or increase by $165 thousands, respectively.

In the event that the expected salary growth would increase or decrease by one percent, and all other assumptions were held constant, the defined benefit obligation would increase by $158 thousands or decrease by $105 thousands, respectively.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 18: - Contingent Liabilities and Commitments

a.	On August 23, 2010, the Company entered into a 30 year collaboration agreement with Baxter Healthcare Corporation (“Baxter”) with respect to obtaining the distribution rights for GLASSIA. During 2015, Baxter assigned all its rights under the collaboration agreement to Baxalta US Inc. (“Baxalta”) which was acquired during 2016 by Shire plc (“Shire”), which is now part of Takeda (“Takeda” and in these consolidated financial statements Baxter, Baxalta and Shire will be referred to as “Takeda”).

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

Pursuant to the agreements, the Company was entitled to certain upfront and milestone payments at a total amount of $45 million, and for a minimum commitment of Takeda to acquire GLASSIA produced by the Company over the first five years of the term of the Distribution Agreement. In addition, upon initiation of sales of GLASSIA manufactured by Takeda, the Company would be entitled to royalty payments at a rate of 12% on net sales of Glassia through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually (the “Royalty Payments”).

Through December 31, 2021, the Company accounted for as income all of the $45 million associated with the upfront and milestone payments from Takeda pursuant to the Distribution and License Agreements as amended.

On March 31, 2021, the Company entered into an amendment to the Technology License Agreement with Takeda with respect to GLASSIA. Pursuant to the amendment the Company undertook to transfer to Takeda the U.S. Biologics License Application (BLA) of the product upon completion of the transition of GLASSIA manufacturing to Takeda, in consideration for a $2 million payment from Takeda. Such amount was paid by Takeda and accounted for as income during the first quarter of 2022.

During 2021 the Company terminated the production and supply of GLASSIA to Takeda and Takeda initiated its own production of GLASSIA for distribution in the Territory. Accordingly, commencing 2022, Takeda initiated royalty payments to the Company as defined above.

As of December 31, 2022 the Company accountant for a total of $12.2 million from sales-based royalty income.

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

In February 2008, the parties executed an amendment to the agreement according to which the exclusive global license granted to the Company was expanded to two additional indications. The royalties’ obligations, mentioned above, are applicable to all indications.

In addition, the parties entered into a commercialization and supply agreement, which ensures long-term regular supply of the device, including spare parts.

In May 2019, the Company signed a Clinical Study Supply Agreement (“CSSA”) with PARI for the supply of the required quantities of controller kits and the web portal associated with PARI’s device required for the Company’s continued clinical trials with respect to the Inhaled AAT product. The CSSA is a supplement agreement to the commercialization and supply agreement and will expire upon the expiration or termination of such agreement.

c.	In July 2011, the Company entered into a strategic collaboration agreement with Kedrion Biopharma (“Kedrion”) for clinical development, marketing, distribution, and sales in the United States of the Company’s rabies immune globulin (Human) under the trade name KEDRAB. The product is manufactured and marketed by the Company in other countries under a different trade name KAMRAB. The Company obtained U.S marketing authorization from the FDA for KEDRAB in August 2017, and commercial launch of the product in the US was initiated in the beginning of 2018.

In October 2016, the parties entered into an amendment to the agreement pursuant to which the parties agreed to conduct a required post-marketing-commitment clinical study which was initiated in March 2017 and finalized during 2020. The cost of the study was equally shared between the parties.

In April 2020, the Company entered into a binding term sheet with Kedrion for the co-development, manufacturing and distribution of a human plasma-derived Anti-SARS-CoV-2 polyclonal immunoglobulin (IgG) product as a potential treatment for COVID-19 patients. The plasma-derived Anti-SARS-CoV-2 IgG product was developed and manufactured utilizing the Company’s proprietary IgG platform technology. Pursuant to the agreed terms, Kedrion provided plasma, collected at its U.S. plasma collection centers, from donors who have recovered from the virus. The Company was responsible for product development, manufacturing, clinical development, with Kedrion’s support, and regulatory submissions. The binding term sheet remained in effect until June 30, 2021. No definitive agreement was entered to between the parties, and the Company terminated this product development program.

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

e.

In December 2019, the Company entered into a binding term sheet for a 12-year contract manufacturing agreement with Saol to manufacture CYOTGAM. Following the execution of the required technology transfer from the current manufacturer, and pending all required FDA approvals, the Company is expected to commence commercial manufacturing of the product during 2023. As a result of the consummation of the Saol transaction as detailed below, which included the acquisition of all rights relating to CYTOGAM, the previous engagement with Saol with respect to this product expired.

On November 22, 2021, the Company entered into the Saol APA for the acquisition of a portfolio of four FDA-approved plasma-derived hyperimmune commercial products - CYTOGAM, HEPAGAM B, VARIZIG AND WINRHO SDF.

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

●

Sales milestones: $1.5 million in the event that the annual net sales of CYTOGAM in the United States market exceeds $18.8 million during the twelve months period ending June 30, 2022; and $1.5 million in the event that the annual net sales of CYTOGAM in the United States market exceeds $18.4 million during the twelve months period ending June 30, 2023.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 18: - Contingent Liabilities and Commitments (Cont.)

●	Milestone: $8.5 million upon the receipt of FDA approval for the manufacturing of CYTOGAM at Company’s manufacturing facility.

To partially fund the acquisition costs, the Company secured a $40 million financing facility from an Israeli bank which comprised of a $20 million five-year loan and a $20 million short-term revolving credit facility. Refer to Note 14.

In connection with the acquisition, the Company entered into a transition services agreement with Saol, which defined the services and support to be provided by Saol to the Company for a defined period.

As of December 31, 2022 and 2021, the Company recognized an asset in respect of costs of fulfilling contracts on the amount of $ 7,577 and $ 5,561 thousands, respectively. No amortization or impairment losses was recognized.

f.

In December 2019, the Company entered into an agreement with Alvotech, a global biopharmaceutical company, to commercialize Alvotech’s portfolio of six biosimilar product candidates in Israel, upon receipt of regulatory approval from the IL IMOH. Pursuant to the agreement the Company is obligated to pay Alvotech certain milestone payments, in advance of the launch of the six biosimilar in Israel. In February 2022, the agreement was extended to include two additional biosimilar products.

g.	On January 14, 2021, the Company entered into an agreement with undisclosed international pharmaceutical companies to commercialize one of the distribution products, in Israel. Pursuant to the agreement the Company is obligate to pay royalties in the amount of 24% out of the net revenue from the sale of the product in the Israeli market.

h.

During May 2022, the Company terminated a distribution agreement with a third-party engaged to distribute the Company’s proprietary products in Russia and Ukraine (the “Distributor”), and a power of attorney granted, in connection with such distribution agreement, to an affiliate of the Distributor (the “Affiliate). On July 18, 2022, the Affiliate notified the Company of the filing of a request for a non-binding conciliation hearing with the Court in Geneva relying on the terminated power of attorney and seeking damages for the alleged inability to sell the remaining product inventory previously acquired from the Company and compensation for the lost customer base. The conciliation hearing is scheduled for March 17, 2023. At this stage, it is not possible to assess the prospects and scope of any claims against the Company and any potential liabilities as such conciliation request is an initial procedure and the claims are not fully substantiated.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 19: - Guarantees and Charges

a.	The Company provided a bank guarantees in the amount of $ 308 thousands in favor of the lessor of its leased office facility in Rehovot, Israel, and for other obligation, as guarantee for meeting its obligations under the lease agreement.

b.

In connection with the Saol APA, the Company secured a debt facility from an Israeli bank (see Note 14) pursuant to which, the Company undertook not to create any first ranking floating charge over all or materially all of its property and assets in favor of any third party unless certain terms, as defined in the loan agreement, have been satisfied.

Note 20: - Equity

a.	Share capital

	December 31, 2022		December 31, 2021
	Authorized	Outstanding	Authorized	Outstanding
Ordinary shares of NIS 1 par value	70,000,000	44,832,843	70,000,000	44,799,794

b.	Movement in share capital:

Issued and outstanding share capital:

Number of
shares

Balance as of January 1, 2021	44,742,963

Issue of shares	-
Exercise of options into shares	4,293
Vesting of restricted shares	52,538
Balance as of December 31, 2021	44,799,794

Issue of shares	-
Exercise of options into shares	1,421
Vesting of restricted shares	31,628

Balance as of December 31, 2022	44,832,843

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: - Equity (Cont.)

c.	Rights attached to Shares

Voting rights at the shareholders general meeting, rights to dividend, rights in case of liquidation of the Company and rights to nominate directors.

d.	Share options and restricted shares share

During 2022 and 2021, 8,325 and 28,672 share options, respectively, were exercised, on a net exercise basis, into 1,408 and 4,293 ordinary shares of NIS 1 par value each and 31,608 and 58,328 restricted share were vested, respectively. The total consideration from such exercise totaled $9 and $17 thousand for 2022 and 2021, respectively.

For additional information regarding options and restricted shares granted to employees and management in 2022, refer to Note 21 below.

e.	Capital management in the Company

The Company’s goals in its capital management are to preserve capital ratios that will ensure stability and liquidity to support business activity and create maximum value for shareholders.

f.	Issuance of ordinary shares by the Company

On November 21, 2019, FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”) acquired 5,240,956 ordinary shares at a price of $6.00, representing ownership of approximately 13% of the Company’s outstanding shares. On February 10, 2020, the Company closed a private placement with FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”). Pursuant to the private placement the Company issued 4,166,667 ordinary shares at a price of $6.00 per share, for total gross proceeds of $25,000 thousands. Upon closing of the private placement, the FIMI Funds aggregate ownership represented approximately 21% of the Company’s outstanding shares. Concurrently, the Company entered into a registration rights agreement with the FIMI Funds, pursuant to which the FIMI Funds are entitled to customary demand registration rights (effective six months following the closing of the transaction) and piggyback registration rights with respect to all shares held by FIMI Funds. Mr. Ishay Davidi, Ms. Lilach Asher Topilsky and Mr. Uri Botzer, members of our board of directors, are executives of the FIMI Funds.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Share-Based Payment

On July 24, 2011, the Company’s Board of Directors approved an unregistered share option plan. In September 2016, the Company’s Board of Directors approved an amendment to the plan, to include issuance of restricted shares (“RS”) under the plan and named it the Israeli Share Award Plan (“2011 Plan”).

Pursuant to the 2011 Plan, granted share options and RS generally vest over a four-year period following the date of the grant in 13 installments: 25% on the first anniversary of the grant date and 6.25% at the end of each quarter thereafter. As of 2020, granted share options and RS vest in four equal annual installments of 25% each.

In August 2021, the Board of Directors approved a 10-year extension of the 2011 Plan.

In February 2022, the Board of Directors adopted the U.S. Taxpayer Appendix to the 2011 Plan (the “U.S. Appendix”), which provides for the grant of options and restricted shares (RS) to persons who are subject to U.S. federal income tax. The U.S. Appendix provides for the grant to U.S. employees of options that qualify as incentive stock options (“ISOs”) under the U.S. Internal Revenue Code of 1986, as amended. The U.S. Appendix was approved by our shareholders at the annual general meeting held in December 2022.

a.	Expense recognized in the financial statements

The share-based compensation expense that was recognized for services received from employees and members of the Board of Directors is presented in the following table:

	For the Year Ended December 31
	2022	2021	2020
	U.S. Dollar in thousands
Cost of revenues	$308	$69	$244
Research and development	204	79	184
Selling and marketing	254	34	39
General and administrative	372	347	510
Total share-based compensation	$1,138	$529	$977

b.	Share options granted:

On February 28, 2022, the Company’s Board of Directors approved the grant of options to purchase up to 1,327,500, 400,000 and 270,000 ordinary shares of the Company to employees and executive officers, the CEO and Board of Directors members, respectively, under the 2011 Plan and the US Appendix.

As of December 31, 2022, the Company granted, out of the above mentioned, to employees and executive officers the following:

Under the Israeli Share Option Plan:

-	On February 28, 2022, 1,105,100 options to purchase the ordinary shares of the Company, at an exercise price of NIS 19.36 (USD 5.97) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $2,162 thousands.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Share-Based Payment (Cont.)

-	On March 1, 2022, 10,000 options to purchase the ordinary shares of the Company, at an exercise price of NIS 19.54 (USD 6.04) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $20 thousands.

-	On March 13, 2022, 15,000 options to purchase the ordinary shares of the Company, at an exercise price of NIS 18.92 (USD 5.80) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $29 thousands.

-	On December 22, 2022, the Company’s shareholders approved the grant of options to purchase 400,000 Ordinary Shares of the Company at an exercise price of NIS 21.34 per share to the Company’s CEO. The fair value of the options was calculated based on the binomial option valuation model, was $447 thousands, respectively.

-	On December 22, 2022, the Company’s shareholders approved the grant of options to purchase 270,000 Ordinary Shares of the Company at an exercise price of NIS 17.35-19.36 per share to the Company’s Board of Directors members. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $282 thousands.

Under the US Appendix:

-	On February 28, 2022, 23,100 options to purchase the ordinary shares of the Company, at an exercise price of USD 6.10 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $51 thousands.

-	On March 1, 2022, 18,100 options to purchase the ordinary shares of the Company, at an exercise price of USD 6.06 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $40 thousands.

-	On March 15, 2022, 60,000 options to purchase the ordinary shares of the Company, at an exercise price of USD 5.88 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $135 thousands.

-	On May 1, 2022, 18,100 options to purchase the ordinary shares of the Company, at an exercise price of USD 5.64 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $40 thousands.

-	On September 1, 2022, 18,100 options to purchase the ordinary shares of the Company, at an exercise price of USD 5.16 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $36 thousands.

On August 23, 2022, the Company’s Board of Directors approved the grant of 79,300 options to purchase ordinary shares of the Company.

Under the Israeli Share Option Plan:

-	51,200 options to purchase the ordinary shares of the Company, at an exercise price of NIS 17.18-17.41 (USD 5.27-5.31) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $89 thousands.

Under the US Appendix:

-	28,100 options to purchase the ordinary shares of the Company, at an exercise price of USD 5.36 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $59 thousands.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Share-Based Payment (Cont.)

On February 27, 2023, the Company’s Board of Directors approved the grant of 147,000 options to purchase ordinary shares of the Company.

Under the Israeli Share Option Plan:

-	143,667 options to purchase ordinary shares of the Company, at an exercise price of NIS 16.53 (USD 4.5) per share. The fair value of the options was estimated on the date of grant at $89 thousands.

Under the US Appendix:

-	3,333 options to purchase the ordinary shares of the Company, at an exercise price of USD 4.57 per share. The fair value of the options was estimated on the date of grant was estimated at $59 thousands.

e.	Change of Awards during the Year

The following table lists the number of share options, the weighted average exercise prices of share options and changes in share options grants during the year:

	2022		2021		2020
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In NIS		In NIS		In NIS

Outstanding at beginning of year	1,504,678	20.38	1,660,958	20.38	2,336,554	27.87
Granted	2,076,800	19.27	-	-	382,000	24.36
Exercised	(8,325)	16.47	(28,672)	16.93	(449,093)	18.49
Forfeited	(325,339)	19.14	(127,608)	20.29	(608,503)	51.68

Outstanding at end of year	3,247,814	19.91	1,504,678	20.65	1,660,958	20.38
Exercisable at end of year	1,049,329	20.38	1,067,363	19.78	799,640	18.97
The weighted average remaining contractual life for the share options		4.67		3.33		4.18

The range of exercise prices for share options outstanding as of December 31, 2022 and 2021 were NIS 16.47- NIS 20.33. Exercise is by net exercise method.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Share-Based Payment (Cont.)

f.	The following table lists the number of RSs and changes in RSs grants during the year:

	Number of RSs
	2022	2021	2020

Outstanding at beginning of year	49,561	104,519	145,896
Granted	-	-	30,000
End of restriction period	(31,608)	(52,538)	(58,328)
Forfeited	(3,248)	(2,420)	(13,049)

Outstanding at end of year	14,105	49,561	104,519
The weighted average remaining contractual life for the restricted share	0.96	3.40	4.39

g.	Measurement of the fair value of share options:

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options since the options were granted to employees and Board of Directors members.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan.

Under the Israeli Share Option Plan:

	2022(1)	2021	2020
Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	23-40	-	30-55
Risk-free interest rate (%)	0.4-3.55	-	0.01 – 0.58
Contractual term of up to (years)	6.5	-	6.5
Exercise multiple	2	-	2
Weighted average share prices (NIS)	13.6-18.41	-	20.28-28.98
Expected average forfeiture rate (%)	0-8.5	-	1.9-5.9

(1)	During the year ended December 31, 2022, no grants of options or RS were made

Under the US Appendix:

	2022	2021	2020
Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	27-47	-	-
Risk-free interest rate (%)	0.91-3.54	-	-
Contractual term of up to (years)	6.5	-	-
Exercise multiple	-	-	-
Weighted average share prices (NIS)	4.8-5.37	-	-
Expected average forfeiture rate (%)	1.9-8.5	-	-

Note 22: - Taxes on Income

a.	Tax laws applicable to the Company

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

The Company’s benefit period ended by 2017.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Taxes on Income (Cont.)

Under the Investment Law a company may elect to receive an alternative package comprised of tax benefits (“Alternative Track”) instead of the above-mentioned grants Track. Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period of two to ten years (depending on the geographic location of the Approved Enterprise within Israel) which begins in the first year that the Company realizes taxable income from the Approved Enterprise following the year of operation (as define below). After expiration of the initial tax exemption period, the Company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the Company (as shown in the table below). The benefits period is limited to 12 years from the Year of Operation, or 14 years from the year in which the certificate of approval was obtained, whichever is earlier.

Tax benefits under Amendment 60

On April 1, 2005, an amendment to the Investment Law was affected (“Amendment 60”). The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise).

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

The Company received a Tax Ruling from the Israeli Tax Authority that its activity is an industrial activity, and the Company will be eligible for the status of a Privileged Enterprise, provided that it meets the requirements under the ruling. Pursuant to the Tax Ruling, the Year of Election was 2009. The Company also subsequently elected 2012 as a Year of Election.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years (depending on the extent of foreign investment in the company) from the first year in which the company generated taxable income (at, or after, the year of election), or 12 years from the first day of the Year of Election. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only. The Company's tax benefits under our Privileged Enterprise are scheduled to expire at the end of 2023.

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

In order for industrial enterprises to comply with this condition, in each tax year during the benefit period, one of the following conditions must be met:

1.	The industrial enterprise's main field of activity is biotechnology or nanotechnology as approved by the Head of the Administration of Industrial Research and Development, prior to the approval of the relevant program.

2.	The industrial enterprise's sales revenues in a specific market during the tax year do not exceed 75% of its total sales for that tax year. A "market" is defined as a separate country or customs territory.

3.	At least 25% of the industrial enterprise's overall revenues during the tax year were generated from the enterprise's sales in a specific market with a population of at least 14 million.

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

Amendment 68 to the Encouragement Law:

As of January 1, 2011, new legislation amending to the Investment Law was effected (the “2011 Amendment”). Pursuant to the amendment a new status of “Preferred Company” and “Preferred Enterprise”, replacing the existed status of “Privileged Company” and “Privileged Enterprise”. Similar to “Beneficiary Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was cancelled.

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

Amendment 73 to the Encouragement Law:

Amendment 73 to the Encouragement Law also prescribes special tax tracks for technological enterprises, which became effective in 2017, as follows: Preferred technological enterprise, which is defined in the Encouragement Law as a company that owns the enterprise and is a member of a group whose total consolidated revenues are less than NIS 10 billion in the tax year, will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).Special preferred technological enterprise which is a member of a group whose total consolidated revenues exceed NIS 10 billion in the tax year will be subject to tax at a rate of 6% on preferred income from the enterprise, regardless of the enterprise’s geographical location. Any dividends distributed to “foreign companies”, as defined in the Encouragement Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%, subject to the conditions prescribed in Section 51Z to the Encouragement Law.

Preferred technological enterprise, which is defined in the Encouragement Law as a company that owns the enterprise and is a member of a group whose total consolidated revenues are less than NIS 10 billion in the tax year, will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

Special preferred technological enterprise which is a member of a group whose total consolidated revenues exceed NIS 10 billion in the tax year will be subject to tax at a rate of 6% on preferred income from the enterprise, regardless of the enterprise's geographical location.

Any dividends distributed to "foreign companies", as defined in the Encouragement Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%, subject to the conditions prescribed in Section 51Z to the Encouragement Law.

b.	Tax rates applicable to the Company (other than the applicable preferred tax)

The Israeli corporate income tax rate was 23% since 2018.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Taxes on Income (Cont.)

c.	Tax assessments

The Company has finalized tax assessments through the end of tax year 2017.

d.	Taxation of the subsidiaries:

Kamada Inc and Kamada Plasma LLC are incorporated in the United States and are subject U.S. Federal ,State tax laws and Franchise Tax. The two subsidiaries are filling a joint tax return.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act reduces the corporate tax rate to 21% from 35%, among other things.

On February 16, 2022 The Company incorporated KI Biopharma LLC wholly-owned subsidiary of Kamad Ltd. KI Biopharma LLC is disregard (tax transparent) entity for U.S. tax purposes.

e.	Carry forward losses for tax purposes and other temporary differences

As of December 31, 2022, the Company has carried forward losses and other temporary differences in the amount of $26,525 thousands. Final tax assessments for the years 2018 onwards could have an impact on the balance of carry forward tax losses for which deferred tax asset was not recognized. As of December 31, 2022, The Company did not record deferred tax asset for the remaining carry forward losses due to estimation that their utilization in the foreseeable future is not probable.

f.	Uncertain tax positions

The Company analyzed uncertainty involving income taxes on its financial statements and whether it has any potential impact on the financial statements. As of December 31, 2022 and 2021, the application of IFRIC 23 did not have a material effect on the financial statements.

g.	Deferred taxes:

The Company initially recorded deferred tax assets for carry forward losses and other temporary differences, as their utilization in the foreseeable future is estimated to be probable. As of December 31, 2022 and 2021, the Company did not record deferred tax asset for the remaining carry forward losses due to estimation that their utilization in the foreseeable future is not probable.

Deferred tax liabilities have not been recognized for the immaterial temporary differences associated with investments in subsidiaries because the disposal of these subsidiaries in the foreseeable future is not probable and because distributions of dividends by these companies are not subject to tax.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Taxes on Income (Cont.)

h.	Composition:

	Statements of profit or loss
	Year ended December 31,
	2022	2021	2020
	U.S Dollars in thousands

Deferred tax assets:

Carryforward tax losses	-	-	(1,330)
Employee benefits

Deferred tax income (expenses)	-	-	(1,330)

Deferred tax assets, net

i.	Taxes on income

	Year ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands
Current taxes	$62	$345	$95
Deferred tax expenses (income)	-	-	1,330
Taxes in respect of prior years	-		-

Taxes on income	$62	345	$1,425

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Taxes on Income (Cont.)

j.	Theoretical tax

2022-2021

The reconciliation between the statutory tax rate and the effective tax rate as recorded in profit or loss for the year ended in 2022 and 2021, does not provide significant information, and therefore was not presented.

2020

The table below represent the reconciliation between the statutory tax rate and the effective tax rate as recorded in profit or loss

Year ended December 31
2020
U.S. Dollars in thousands
Gain before taxes on income	$18,565
Statutory tax rate	23%
Tax calculated using the statutory tax rate	4,270

Increase (decrease) in taxes resulting from permanent differences - the tax effect:

Adjustment of deferred tax balances following a change in tax rates
Taxable income with preferred income tax rates by virtue of the Encouragement Law	(3,082)
Tax exempt income, income subject to special tax rates and nondeductible expenses and other	(303)
Difference between measurement basis of income/expenses for tax purposes and measurement basis of income/expenses for financial reporting purposes	441
Increase in unrecognized tax losses in the year	-
Prior year taxes	-
Other	99

Tax on income	$1,425
Effective tax rate	7.7%

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 23: - Supplementary Information to the Statements of Profit and Loss

a.	Additional information about revenues

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands

Revenues from major customers each of whom amount to 10% or more, of total revenues
Customer A(1)	16,195	11,947	18,290
Customer B(2)	$14,205	$31,936	$65,081
Customer C(3)	12,255	12,357	13,793

	$42,655	$56,240	$97,164

(1)	Revenue is attributed to the Proprietary segment. Refer to Note 18 (c) for more information.

(2)	Revenue is attributed to the Proprietary segment. Refer to Note 18 (a) for more information.

(3)	Revenue is attributed mainly to the Distribution segment.

b.	Revenues based on the location of the customers, are as follows:

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands

U.S.A and North America	$75,851	$49,763	$84,949
Israel	32,031	35,774	36,144
Europe	5,277	5,677	4,461
Latin America	11,293	9,127	6,867
Asia	4,581	3,167	766
Others	305	134	59
Total Revenue	$129,338	$103,642	$133,246

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 23: - Supplementary Information to the Statements of Profit and Loss (Cont.)

c.	Cost of goods sold

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands

Cost of materials (1)	$53,666	$63,945	$54,745
Salary and related expenses (2)	14,967	17,486	17,957
Subcontractors	4,673	4,892	4,876
Depreciation and amortization (3)	8,553	3,627	3,248
Energy	1,365	1,464	1,626
Other manufacturing expenses	1,785	1,298	575

	85,009	92,712	83,027
Decrease (increase) in inventories	(2,373)	(19,398)	2,667
Total Cost of goods sold	$82,636	$73,314	$85,694

(1)	Costs of materials for the year ended December 31, 2021, includes $24,282 of inventory obtained in connection with the business combination. Refer to Note 5b for further detail on the business combination.

(2)	Reduction of salary and related expenses was attributable to the 2022 labor strike.

(3)	Including amortization of intangible assets in the amount of $5,376, $574, and $0 for the years ended December 31, 2022, 2021 and 2020, respectively

d.	Research and development

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands

Salary and related expenses	$5,608	$5,076	$6,045
Subcontractors	4,216	3,656	4,794
Materials and allocation of facility costs	2,538	1,896	1,682
Depreciation and amortization	574	616	725
Others	236	113	363

Total Research and development	$13,172	$11,357	$13,609

For additional information regarding government grant refer to Note 13(b)

e.	Selling and marketing

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands
Salary and related expenses	$4,047	1,930	1,639
Marketing support	668	136	144
Packing, shipping and delivery	1,484	912	750
Marketing and advertising	2,812	1,193	586
Registration and marketing fees	3,463	1,262	934
Depreciation and amortization (1)	2,056	488	147
Others	754	357	318

Total Selling and marketing	$15,284	$6,278	$4,518

(1)	Including amortization of intangible assets in the amount of $1,807, $265, and $0 for the years ended December 31, 2022, 2021 and 2020, respectively

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 23: - Supplementary Information to the Statements of Profit and Loss (Cont.)

f.	General and administrative

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands

Salary and related expenses	$4,455	$3,853	3,870
Employees welfare	1,299	1,259	978
Professional fees and public company expense	4,213	5,055	3,135
Depreciation, amortization and impairment	973	875	779
Communication and software services	905	977	924
Others	958	617	453

Total General and administrative	$12,803	$12,636	$10,139

g.	Financial (expense) income

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands

Financial income
Interest income and gains from marketable securities	$91	$295	$1,027

Financial expense
Revaluation of long term liabilities	(6,266)	(994)	-
Fees and interest paid to financial institutions	(914)	(283)	(266)

Financial income and (expense)
Derivatives instruments measured at fair value	548	(565)	(1,097)
Translation differences of financial assets and liabilities	(250)	358	(438)
Bond securities measured at fair value	-	-	102

Total Financial (expense) income	$(6,791)	$(1,189)	$(672)

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 24: - Income (loss) Per Share

a.	Details of the number of shares and income (loss) used in the computation of income (loss) per share

	Year Ended December 31,
	2022		2021		2020
	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Loss Attributed to equity holders of the Company
		U.S. Dollars in thousands		U.S. Dollars in thousands		U.S. Dollars in thousands
For the computation of basic income (loss)	44,815,248	(2,321)	44,771,766	$(2,230)	44,140,771	$17,140
Effect of potential dilutive ordinary shares	41,328		130,177	-	449,107	-

For the computation of diluted income (loss)	44,856,576	(2,321)	44,901,943	$(2,230)	44,589,878	$17,140

b.	The computation of the diluted income per share for the years ending December 31, 2022, 2021 and 2020 considered the options and RSs due to their dilutive effect.

Note 25: - Operating Segments

a.	General

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

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly the Company’s corporate office, research and development costs, sales and marketing costs, general and administrative costs and financial costs (consisting of finance expenses and finance income and including fair value adjustments of financial instruments), are managed on a Company basis.

The segment liabilities do not include loans and financial liabilities as these liabilities are managed on a Company basis.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 25: - Operating Segments (Cont.)

b.	Reporting on operating segments

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousands

Year Ended December 31, 2022
Revenues	$102,598	26,741	129,339
Gross profit	$44,369	2,334	46,703
Unallocated corporate expenses			(42,171)
Finance income, net			(6,791)

Income before taxes on income			(2,259)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands

Year Ended December 31, 2021
Revenues	$75,521	$28,121	$103,642
Gross profit	$27,327	$3,001	$30,328
Unallocated corporate expenses			(31,024)
Finance income, net			(1,189)

Income before taxes on income			$(1,885)

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousand

Year Ended December 31, 2020
Revenues	$100,916	$32,330	$133,246
Gross profit	$43,166	$4,386	$47,552
Unallocated corporate expenses			(28,315)
Finance expense, net			(672)

Loss before taxes on income			$18,565

Note 26: - Balances and Transactions with Related Parties

a.	Balances with related parties

	December 31, 2022	December 31, 2021
	U.S. Dollars in thousands

Trade receivable	$544	$1,295
Other accounts payables	$186	$101

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 26: - Balances and Transactions with Related Parties (Cont.)

b.	Transactions with employed/directors that accounts as related parties

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands

Remuneration of directors not employed by the Company or on its behalf	$331	$487	$506

Number of People to whom the Salary and remuneration Refer:

Directors not employed by the Company	9	9	9

Total Directors employed and not employed by the Company	9	9	9

c.	Transactions with key executive personnel (including non-related parties)

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands

Salary and Related Expenses	$3,590	$2,791	$3,237
Share-based payment	547	255	457
Total	$4,137	$3,046	$3,694

d.	Transactions with related parties

	Year Ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands
Revenues	$5,298	$5,356	$3,899
Cost of Goods Sold	$19	$51	$255
Selling and marketing expenses	$0	$0	$0
General and administrative expenses	$214	$227	$522

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 26: - Balances and Transactions with Related Parties (Cont.)

e.	Terms of Transactions with Related Parties

Sales to related parties are conducted at market prices. Outstanding trade receivables due from related parties the end of the year bears no interest and their settlement will be in cash. For the years ended December 31, 2022, 2021 and 2020, the Company recorded no allowance for doubtful accounts for trade receivable due from related parties.

1.	On May 26, 2011, the Company entered into an amended agreement with Tuteur SACIFIA (“Tuteur”), a company registered in Argentina, currently under the control of the Hahn family. Such amended agreement revises and replaces the distribution agreement signed in 2001 between the Company and Tuteur in connection with the distribution of GLASSIA in Argentina and Paraguay. The amended agreement was made as an arm’s length transaction. On August 19, 2014, the Company entered into a subsequent amendment to the agreement, pursuant to which, the Company granted Tuteur distribution right in Argentina for its KAMRHO(D) product. In addition, the distribution territory and expanded to include Bolivia.

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

In May 2020, the Company and Tuteur entered into new agreement pursuant to which Tuteur serves as the exclusive distributor of GLASSIA and KAMRHO(D) in Argentina, Paraguay, Bolivia and Uruguay. The agreement includes minimum annual purchase commitments by Tuteur for an initial 12 month period, with respect to sales of any products in territories where registration has been completed, commencing as of the effective date of the agreement and with respect to sale of any products in the other territories, commencing the first year following the registration of any such product in the applicable territory.

On July 4, 2022, the Company and Tuteur entered into a supplemental letter agreement to the distribution agreement, pursuant to which Tuteur undertook to be responsible for an investigator-initiated targeted screening program for AATD in Uruguay in patients diagnosed with obtrusive pulmonary disease, with the purpose of identifying patients suitable for treatment with GLASSIA, to be conducted at Sociedad Uruguaya de Neumologia, Montevideo, Uruguay. The Company agreed to support the funding of the study up to $30,000, inclusive of all applicable taxes, and Tuteur agreed to provide the Company with all collected data, information, results and reports generated or derived as a result of the study, and to obtain in advance all necessary approvals for the study. According to the terms of the agreement, the Company is not responsible for and does not bear any liability arising from or in connection with the study.

In September 2022, following a decrease in the market price of KAMRHO(D) in Argentina mainly due to the COVID-19 pandemic affect and recent changes to treatment protocols that reduced overall consumption of the product, the Board of Directors approved the reduction of the minimum supply price (as defined in the distribution agreement) of the product in Argentina and Paraguay for the 2022 supplies. In February 2023, we and Tuteur entered into an amendment to the distribution agreement, pursuant to which KAMRHO(D)’s price for the territories of Argentina and Paraguay payable by Tuteur pursuant to the agreement, will be the higher of 60% of KAMRHO(D)’s net price sold by Tuteur in these territories or a minimum supply price as defined in the amendment to the distribution agreement.

In March 2023, the Board of Directors approved a one-time amendment to the payment terms under the distribution agreement with respect to two shipments of GLASSIA and KAMRHO(D) to be supplied to Tuteur by the end of the first quarter of 2023.

2.	On July 29, 2015, the Company entered into a distribution agreement with Khairi S.A. (“Khairi”), a company held, inter alia, by Mr. Leon Recanati, which was at the time the Chairman of the Company’s Board of Directors, and Mr. Jonathan Hahn, a director of the Company and his siblings, for the distribution of GLASSIA and KAMRHO(D) in Uruguay. The distribution agreement with Khairi was an arm’s length transaction. For the years ended on December 31, 2019, 2020 and 2021 there were no sales of product by the Company to Khairi. The agreement expired on December 31, 2020.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 26: - Balances and Transactions with Related Parties (Cont.)

3.

On November 21, 2019, FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”) acquired 5,240,956 ordinary shares at a price of $6.00, representing ownership of approximately 13% of the Company’s outstanding shares. On February 10, 2020, the Company closed a private placement with FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership (the “FIMI Funds”). Pursuant to the private placement the Company issued 4,166,667 ordinary shares at a price of $6.00 per share, for total gross proceeds of $25,000 thousands. Upon closing of the private placement, the FIMI Funds aggregate ownership represented approximately 21% of the Company’s outstanding shares. Concurrently, the Company entered into a registration rights agreement with the FIMI Funds, pursuant to which the FIMI Funds are entitled to customary demand registration rights (effective six months following the closing of the transaction) and piggyback registration rights with respect to all shares held by FIMI Funds. Mr. Ishay Davidi, Ms. Lilach Asher Topilsky and Mr. Uri Botzer, members of our board of directors, are executives of the FIMI Funds.

The following Israeli entities: Baran Advanced Technologies (1986) Ltd., Tri-Wall Containers (Israel) Ltd., Frenkel - C.D. Ltd., Ophir & Shalpharm Medicines & Cosmetics Ltd., Grafity Office Equipment Marketing, G-One Security Solutions, Infinya Packaging Ltd., Infinya Recycling Ltd., Spider Solutions Ltd., Emet E&M Computing, which are controlled by or affiliated with the FIMI Funds, are currently engaged by the Company for the provision of certain services relating to its continuous operations in non-material amounts and at market prices.

f.	CEO employment terms

On March 2020, the Company’s shareholders approved an amendment to the employment terms of the Company’s CEO, pursuant to which the monthly gross salary was increased to NIS 88,000 (or $25,462), effective as July 1, 2019. On October 12, 2021, the Company’s Board of Directors approved an amendment to the employment terms of the Company’s CEO, pursuant to which the CEO’s monthly gross salary increased to NIS 92,400 (or $28,607), effective as of July 1, 2021. On November 21, 2022, the Company’s Board of Directors approved an amendment to the employment terms of the Company’s CEO, pursuant to which the CEO’s monthly gross salary increased to NIS 96,000 (or $28,575), effective as of July 1, 2022.

During 2022, the Company accounted for a bonus accrual to the CEO in the amount of $175 thousand.

Note 27: - Events Subsequent to the Reporting Period

a.	With respect to grant of options to employees see Note 21b

b.	With respect to an amendment to the distribution agreement with Tuteur see Note 26e1