Form 20-F
period 2024-12-31
KAMADA LTD
filed 2025-03-05
CIK 1567529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, the Registrant had 57,505,031 Ordinary Shares outstanding.

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

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management in light of the information currently available to it. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but without limitation, “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “target”, “likely”, “may”, “will”, “would”, or “could”, or other words, expressions or phrases of similar substance or the negative thereof. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

●	our strategy is focused on driving profitable growth through four growth pillars: (i) continued investment in the commercialization and life cycle management of our commercial proprietary products (which comprise six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products) (the “Proprietary Products”), led by KEDRAB and CYTOGAM sales in the U.S. market, as well as the products in our Distribution segment portfolio, mainly through the launch of several biosimilar products in Israel; (ii) our goal to secure significant new business development, in-licensing, collaboration, and/or merger and acquisition opportunities in 2025, and our belief that such opportunities will enhance our marketed products portfolio and leverage our financial strength and existing commercial infrastructure to drive long-term growth; (iii) expanding our plasma collection operations to support revenue growth through sales of normal source plasma and in support of our growing demand for hyper-immune specialty; and (iv) advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with our lead product candidate Inhaled AAT, for which we are continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial;

●	our current expectation to generate total revenues for the fiscal year 2025 in the range of $178 million to $182 million and adjusted EBITDA in the range of $38 million to $42 million. The midpoint of the projected 2025 revenue and adjusted EBITDA forecast represents a year-over-year increase of 12% in revenues and 17% in adjusted EBITDA (for details regarding the use of non-IFRS measures, see “Item 5. Operating and Financial Review and Prospectus—Non-IFRS Financial Measures”);

●	our plan to pay a special cash dividend on April 7, 2025, based on our announcement on March 5, 2025, of a special cash dividend of $0.20 per share (approximately $11.5 million in the aggregate), with a record date (ex-dividend date) of March 17, 2025;

●	our belief that a significant portion of our revenues has been, and will continue to be, derived from sales of our Proprietary Products and that KEDRAB and CYTOGAM will continue to be our two leading products in our existing Proprietary Products portfolio for the foreseeable future;

●	our expectation that based on current GLASSIA sales by Takeda and forecasted future growth, we will receive royalties from Takeda in the range of $10 million to $20 million per year for 2025 to 2040;

●	our expectation to continue manufacturing HEPAGAM B, VARIZIG and WINRHO SDF at Emergent BioSolutions Inc. (“Emergent”) in the foreseeable future, and our plan to transition the manufacturing of these products to our manufacturing facility in Beit Kama, Israel, subject to executing a new amended manufacturing services agreement with Emergent covering operational aspects and technology transfer related services and scope, and our anticipation that if initiated, such a technology transfer may be completed within four to five years following initiation thereof;

●	our intention to expand our Proprietary Products business, including that of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF, by leveraging our existing strong international distribution network to grow our commercial revenue in the existing markets in which we sell our products, as well as to expand to geographic markets in which these products are not currently sold;

●	our expectation that, subject to European Medicines Agency (“EMA”) and subsequently the Israeli Ministry of Health (“IMOH”) approvals, we will launch in Israel two biosimilar products in 2025 and the remaining biosimilar products are expected to be launched in Israel over the coming years, at a rate of 1-3 products per year, while continuing to explore opportunities to in-license additional biosimilar products and expand the portfolio and that sales generated by the launch of the biosimilar products portfolio will serve as a major growth catalyst, and our estimate that revenues from sales of our existing biosimilar products portfolio in Israel will increase to between approximately $15 million to $20 million within the next five years and will continue to grow thereafter, subject to the continued launch of the entire portfolio as scheduled;

●	our ability to procure adequate quantities of plasma and fraction IV from our suppliers, which are acceptable for use in our manufacturing processes;

●	our intention to expand our plasma collection operations; our expectation that our plasma collection center in Houston, Texas will become one of the largest hyper-immune plasma collection sites in the United States and will also collect normal source plasma for sale to third parties, and to commence operations at our third plasma collection center in San Antonio, Texas by the end of the first quarter of 2025, following the completion of its construction and obtaining the required regulatory approvals; and our expectation that the expansion of our plasma collection capabilities will allow us to better support our hyper-immune plasma needs, potentially lower our raw material costs, as well as generate additional revenues through sales of collected normal source plasma to other plasma-derived manufacturers;

●	our expectation that each of the Houston and San-Antonio plasma collection centers, once fully operational, will contribute annual revenues of $8 million to $10 million in sales of normal source plasma;

●	our intention to apply for EMA approval of both the Houston and San Antonio plasma collection centers to enable future sales of normal source plasma to potential European customers;

●	our intention to seek new long-term supply agreements for hyper-immune plasma with additional plasma-collection companies;

●	our expectations regarding the potential market opportunities for our products and product candidates;

●	our expectation that Kedrion Biopharma Inc. (“Kedrion”) will purchase from us annual minimum quantities of KEDRAB during fiscal years 2025 through 2027 pursuant to the fifth amendment to the supply and distribution agreement between the parties, through which, Kedrion committed to purchase minimum quantities of KEDRAB with an aggregate revenues to us of approximately $180.0 million during the first four year period of the amendment (i.e., 2024 through 2027), of which approximately $135.0 million are expected during the remaining three years of such four-year period (i.e., 2025 through 2027);

●	our belief that anti-rabies products based on equine serum are inferior to products made from human plasma;

●	our belief that the administration of CYTOGAM together with the available antivirals may provide additional protection in preventing cytomegalovirus (“CMV”) disease for certain high-risk transplant populations, such as lung and heart transplant; and that there is an under-utilization of CYTOGAM as CMV prophylaxis in high-risk patients who undergo a solid organ transplant due to the lack of collection and presentation of new clinical and medical data and awareness regarding the benefits of combination of CYTOGAM and antiviral therapy, and that by addressing these deficits, increased utilization of CYTOGAM can be achieved;

●	our belief that our ongoing clinical and medical affairs activities, which include collaborations with leading U.S.-based solid organ transplantation experts, to generate and present new real-world data on the benefits of CYTOGAM, as well as planned prospective investigator-initiated studies evaluating the benefits and potential innovative uses of CYTOGAM, continue to raise awareness for CYTOGAM and support sustained sales growth;

●	our belief that our ongoing registration and marketing activities in additional countries, will support the continued usage of HEPAGAM B in ex-U.S. markets;

●	our belief that we will be able to register our Proprietary Products, including CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF, in additional countries where they are not currently registered, and our belief that this would lead to additional sales worldwide;

●	our expectations regarding the potential actions or inactions of existing and potential competitors of our products, including our belief that there will be no new supplier of plasma derived AAT products in the U.S. or European markets in the near future;

●	our expectation that key U.S. physicians will publish new clinical data related to some of our products, and our belief that the educational symposiums that they conduct will have a positive impact on the understanding of our portfolio and thereby contributing to continued growth in demand;

●	our projection that changes in the product sales mix and geographic sales mix may have an effect on our sales and profitability;

●	our expectation to finalize the discussions with the IMOH regarding the potential extension of the supply agreement for the snake bite antiserums until the end of 2025, in the coming weeks;

●	our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates;

●	our belief that the market opportunity for AAT products for the treatment of Alpha-1 Antitrypsin Deficiency (“AATD”) will continue to grow;

●	our expectation that the AATD’s diagnosis will continue to increase going forward as awareness of AATD increases;

●	our expectation that the number of patients treated for AATD will continue to increase going forward as awareness of AATD increases, and our expectation that additional European countries will approve such reimbursement during the coming years, based on recent reimbursement approvals for treatment of AATD in a number of European countries;

●	our plan to continue to develop our pipeline, primarily focusing on the pivotal Phase 3 InnovAATe clinical trial of Inhaled AAT for the treatment of AATD and to explore new strategic business development opportunities;

●	our ability to attract partners for development programs for Inhaled AAT for AATD in the United States and the European Union, and to maintain such partnerships, if we decide to pursue such direction, as well as the impact on our business resulting from such partnerships, or from a failure to form such partnerships or fully realize the benefits of such partnerships;

●	our intention to submit a revised statistical analysis plan (“SAP”) and study protocol for the InnovAATe study as an Investigational New Drug Application (“IND”) amendment during the second half of 2025 and our expectation to receive additional feedback from the FDA within a few months of submission, as well as our intention to approach the EMA Committee of Medicinal Products for Human Use (“CHMP”) again after obtaining agreement from the FDA on the IND amendment;

●	our plan to reduce the InnovAATe study sample size from 220 patients to approximately 180 patients, and to conduct an interim futility analysis by the end of 2025;

●	our forecast to complete recruitment for the InnovAATe study (Last Patient In) by the end of 2026 and complete the two years of treatment for the last enrolled patient (Last Patient Out) by the end of 2028;

●	our belief that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby decreasing the need for clinic visits or nurse home visits and reducing medical costs;

●	our belief that Inhaled AAT for AATD, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and may be more cost effective for patients and payors and may increase our profitability;

●	our belief that the inhaled formulation of AAT would be more effective in reducing inflammation of the lung tissue and inhibiting the uncontrolled neutrophil elastase that causes the breakdown of the lung tissue and emphysema;

●	our intention to conduct a sub-study in North America in which approximately 30 patients will be evaluated for the effect of anti-drug antibodies (“ADA”) on AAT levels in plasma with Inhaled AAT and IV AAT treatments and our plan to initiate such study during 2026;

●	our plan to test our anti-tuberculosis IgG product in-vivo during 2025;

●	our ability to obtain and/or maintain regulatory approvals for our products and new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

●	our ability to maintain compliance with government regulations and licenses;

●	our plan to advance our other early-stage development programs until completion of proof-of-concept, at which point we plan to evaluate continued internal development, partnering or out-licensing;

●	our intention to defend ourselves against the lawsuit filed against us by a third-party distributor with the tribunal of first instance in Geneva, as a result of the termination of the distribution agreement for distribution of our Proprietary Products in Russia and Ukraine;

●	our belief that our current cash and cash equivalents and expected future cash to be generated by our operational activities will be sufficient to satisfy our liquidity requirements for at least the next 12 months;

●	our expectation that our capital expenditures will increase in the coming years mainly due to the planned expansion of our plasma collection operations as well as potentially to facilitate the transition of manufacturing of HEPGAM B, VARIZIG and WINRHO SDF to our manufacturing facility in Beit Kama, Israel;

●	our expectations to pay, during the next 12 months, approximately $10.4 million on account of contingent consideration and assumed liabilities, under the asset purchase agreement entered into with Saol in November 2021;

●	our ability to obtain and maintain protection for the intellectual property, trade secrets and know-how relating to or incorporated into our technology and products;

●	our expectations regarding our ability to utilize Israeli tax incentives against future income; and

●	our expectations regarding taxation, including that we will not be classified as a passive foreign investment company for the taxable year ending December 31, 2024, and beyond.

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

The audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included in this Annual Report have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”).

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.647, the exchange rate published by the Bank of Israel as of December 31, 2024.

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

D. Risk Factors

Our business, liquidity, financial condition, and results of operations could be adversely affected, and even materially so, if any of the risks described below occur. As a result, the trading price of our securities could decline, and investors could lose all or part of their investment. This Annual Report including the consolidated financial statements contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated, as a result of certain factors, including the risks facing the Company as described below and elsewhere in the Annual Report. You should carefully consider the risks and uncertainties included herewith. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Material risks that may affect our business, operating results and financial condition include, but are not necessarily limited to, those relating to:

●	Our ability to maintain and expand sales of our commercial products portfolio in the United States and ex-U.S. markets is critical to our growth, profitability and financial stability.

●	Our business is currently highly concentrated on our two leading products, KEDRAB and CYTOGAM. Additionally, significant portion of our sales and financial results for the years ended December 31, 2024, 2023 and 2022 was driven by royalty income generated from GLASSIA sales by Takeda. Any adverse market event affecting such products or revenue derived from such products could have a material adverse effect on our business and financial condition.

●	A significant portion of our net revenue has been and will continue to be driven from sales of our Proprietary Products, and in our largest geographic region, the United States. Any adverse market event with respect to some of our Proprietary Products or the United States would have a material adverse effect on our business.

●	Our long-term continued growth is dependent, in part, on our ability to continue to effectively utilize and continue to increase our manufacturing plant capacity.

●	Our long-term continued growth is dependent on our ability to engage in additional strategic transactions to acquire assets, businesses, products or technologies or engage in in-license or out-license transactions of products or technologies or form collaborations. Our inability to secure such transactions on cost-effective terms or our inability to realize the anticipated benefits from these transactions, may negatively affect our projected growth and operating results, dilute our shareholders’ ownership or cause us to incur debt or significant expense.

●	We have invested, and intend to continue to invest, in expanding our U.S. plasma collection operations in order to reduce our dependency on third-party suppliers in terms of plasma supply needs as well as to generate sales from commercialization of collected normal source plasma, and our ability to successfully expand this operation is important to support our future growth and profitability.

●	We have several product development candidates, including our Inhaled AAT for AATD as well as several other early-stage development projects. There can be no assurance that the development activities associated with these products will materialize and result in the FDA, EMA or any other relevant agencies granting us marketing authorization for any of these products.

●	In our Proprietary Products segment, we rely on Kedrion for the sales of our KEDRAB product in the United States, and any disruption to our relationships with Kedrion would have an adverse effect on our future results of operations and profitability.

●	Sales of CYTOGAM, WINRHO SDF, HEPGAM B and VARIZIG in the U.S. market are critical in order to support future growth, future results of operations and profitability.

●	Continued availability of CYTOGAM, WINRHO SDF, HEPAGAM B and VARIZIG is dependent on our ability to maintain continuous plasma supply and maintain our relationship with third-party contract manufacturers and suppliers, and any disruption to such relationship could have an adverse effect on the availability of these products, as well as our future results of operations and profitability.

●	We rely in large part on third parties for the sale, distribution and delivery of our Proprietary Products, and any disruption to our relationships with these third-party distributors would have an adverse effect on our future results of operations and profitability.

●	Our Proprietary Products segment operates in a highly competitive market and could be negatively impacted by new competitors or the adoption of new methods of administration.

●	Manufacturing of new plasma-derived products in our manufacturing facility, or the manufacture of Proprietary Products by third parties, requires a lengthy and challenging development project and/or technology transfer project as well as regulatory approvals, all of which may not materialize.

●	We could become supply-constrained, and our financial performance could suffer, if we were unable to obtain adequate quantities of source plasma, plasma derivatives or specialty ancillary products that meet the regulatory requirements of the FDA, the EMA, Health Canada or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of source plasma or plasma derivatives were to rise significantly.

●	Our Distribution segment is dependent on a few suppliers, and any disruption to our relationship with these suppliers, or their inability to supply us with the products we sell, in a timely manner, in adequate quantities and/or at a reasonable cost, would have a material adverse effect on our business, financial condition and results of operations.

●	In recent years we entered into agreements for future distribution in Israel of several biosimilar product candidates, and the successful future distribution of these products, which is important for the continued growth of the Distribution segment as a whole, is dependent upon several factors some of which are beyond our control.

●	Laws and regulations governing the conduct of international operations may negatively impact our development, manufacture, and sale of products outside of the United States and require us to develop and implement costly compliance programs.

●	If our manufacturing facility in Beit Kama, Israel were to suffer a serious accident, contamination, force majeure event (including, but not limited to, a war, terrorist attack, earthquake, major fire or explosion etc.) materially affecting our ability to operate and produce saleable plasma-derived protein therapeutics, all of our manufacturing capacity could be shut down for an extended period.

●	Our success depends in part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property relating to or incorporated into our technology and products, including the patents protecting our manufacturing process.

●	We have incurred significant losses since our inception and while we have been profitable in recent years, we may not be able to sustain profitability.

●	Our business requires substantial capital, including potential investments in large capital projects, to operate and grow and to achieve our strategy of realizing increased operating leverage, for which we may incur debt or issue additional equity.

●	Our business could be adversely affected by political, economic and military instability in Israel and its region.

●	Our business and operations would suffer in the event of computer system failures, cyber-attacks on our systems or deficiency in our cyber security measures.

Risks Related to Our Business

Our ability to maintain and expand sales of our commercial products portfolio in the United States and ex-U.S. markets is critical to our growth, profitability and financial stability.

Our portfolio of products in our Proprietary Products segment (which we refer to as our Proprietary Products), comprising of KEDRAB, CYTOGAM, GLASSIA, WINRHO SDF, HEPGAM B and VARIZIG are currently distributed in the U.S. market, where we market and distribute some of these products directly based on our sales and marketing personnel, and in approximately 30 additional ex-U.S. international markets, including the Middle East and North Africa (“MENA”) region. Our future growth, profitability and financial stability depend on our ability to successfully maintain and expand our U.S.-based commercial and distribution infrastructure, as well as our ex-U.S. commercialization efforts. While we continuously seek to leverage our existing strong international distribution network to increase our commercial revenue in the existing markets in which we sell our products and to expand to geographic markets in which these products are not currently sold, we may not be successful in growing our sales in existing markets or developing additional markets for these products. Given continued market dynamics and competition in the markets we operate, as well as other operational, technical, regulatory, financial and compliance challenges, we may not be able to maintain or continue to expand our existing commercial operations, which may materially adversely affect our business and financial condition.

Our business is currently highly concentrated on our two leading products, KEDRAB and CYTOGAM. Additionally, significant portion of our sales and financial results for the years ended December 31, 2024, 2023 and 2022 was driven by royalty income generated from GLASSIA sales by Takeda. Any adverse market event affecting such products or revenue derived from such products could have a material adverse effect on our business and financial condition.

Our business currently relies on the sales of KEDRAB, our Human Rabies Immune Globulin (HRIG), and CYTOGAM, our Cytomegalovirus Immune Globulin Intravenous (Human) (“CMV-IGIV”), and royalty income from sales of GLASSIA, our intravenous AAT product, by Takeda. Revenue generated by these products comprised approximately 31%, 14% and 10%, respectively (55% in total), of our total revenues for the year ended December 31, 2024. In the event that KEDRAB or CYTOGAM were to lose significant sales or were to be substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if these products were to become the subject of litigation and/or an adverse governmental action or ruling causing us to cease the manufacturing, export or sales of these products, our business and financial condition would be adversely affected.

We are entitled to royalty payments from Takeda on GLASSIA sales in the United States and, commencing in 2024, in Canada (as well as in Australia and New Zealand, to the extent GLASSIA will be approved and sales will be generated in these other markets) at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. For the years ended December 31, 2024, and 2023 and the period between March and December 2022, we accounted for $16.9, $16.1 million and $12.2 million, respectively, of sales-based royalty income from Takeda, and based on forecasted future growth, we project receiving royalties from Takeda in the range of $10 million to $20 million per year during 2025 to 2040. Any reduction in sales of GLASSIA by Takeda or reduction in the manufacturing and marketing of GLASSIA by Takeda for any reason (including due to the inability to adequately or sufficiently manufacture GLASSIA, regulatory limitations, difficulties in marketing, reduction in market size, or changes in corporate focus), would adversely impact our future expected royalty income from Takeda’s sales of GLASSIA, which would have an adverse effect on our revenues and profitability.

A significant portion of our net revenue has been and will continue to be driven from sales of our Proprietary Products, and in our largest geographic region, the United States. Any adverse market event with respect to some of our Proprietary Products or the United States would have a material adverse effect on our business.

A significant portion of our revenues has been, and will continue to be, derived from sales of our Proprietary Products, including those of KEDRAB, CYTOGAM, GLASSIA, WINRHO SDF, HEPGAM B and VARIZIG, as well as royalty income from GLASSIA sales by Takeda. Revenue from our Proprietary Products comprised approximately 88%, 81% and 79% of our total revenues for the years ended December 31, 2024, 2023 and 2022, respectively. If some of our Proprietary Products were to lose significant sales or were to be substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if any of these Proprietary Products were to become the subject of litigation and/or an adverse governmental action or ruling causing us or third parties to cease the manufacturing, export or sales of these products, our business and financial condition would be adversely affected.

A significant portion of our sales and income are generated in the United States, comprising approximately 62%, 52% and 50% of our total revenues for the years ended December 31, 2024, 2023 and 2022, respectively. If our sales or income generated in the United States were significantly impacted by material changes to government or private payor reimbursement, other regulatory developments, competition or other factors, then our business and financial condition would be adversely affected.

Our long-term continued growth is dependent, in part, on our ability to continue to effectively utilize and continue to increase our manufacturing plant capacity.

Our manufacturing facility is currently utilized to manufacture some of our Proprietary Products, including KEDRAB/KAMRAB, CYTOGAM and GLASSIA, as well as small quantities of KAMRHO (D) and anti-snake venom products and clinical lots needed for the Inhaled AAT clinical study. In the future, we may expand the utilization of our manufacturing facility to include the manufacturing of WINRHO SDF, HEPGAM B and VARIZIG, which would be subject to a technology transfer, regulatory approvals and the execution of a new, revised contract manufacturing agreement with Emergent. In addition, we may also consider utilizing our plant in the future for the manufacturing of products for other companies as a contract manufacturing organization (CMO). While we have the know-how and expertise to support the manufacturing of additional products in our facility, we may not be able to complete the required technology transfers or obtain required regulatory approvals in the expected timeline, or at all. Further, we may not be able to increase the manufacturing capacity at our facility, even if there will be increased market demand for these products at a profitable market price in the markets in which we distribute our products or other markets. Our inability to effectively utilize and continue to increase our manufacturing plant capacity may prevent us from continuing to grow our business and result in a loss of commercial opportunities. Failure to adequately or timely adapt our manufacturing volume, or that of our CMOs, as needed, may lead to an inability to supply products, may have an adverse effect on our business, could cause substantial harm to our business reputation, result in breach of our sales agreements or the loss of future customers and orders. In addition, the risk of not adequately managing plant utilization could result in inefficiencies, reduced profitability and operating losses. See also “—Manufacturing of new plasma-derived products in our manufacturing facility requires a lengthy and challenging development project and/or technology transfer project as well as regulatory approvals, all of which may not materialize.”

Our long-term continued growth is dependent on our ability to engage in additional strategic transactions to acquire assets, businesses, products or technologies or engage in in-license or out-license transactions of products or technologies or form collaborations. Our inability to secure such transactions on cost-effective terms or our inability to realize the anticipated benefits from these transactions, may negatively affect our projected growth and operating results, dilute our shareholders’ ownership or cause us to incur debt or significant expense.

As part of our business development and growth strategy, we have in the past and are actively exploring potential strategic transactions to acquire assets, businesses, or products; or engage in in-licensing or out-licensing transactions with respect to products or technologies; or enter into other strategic alliances or collaborations for both our Proprietary Products and Distribution segments. These opportunities may involve the acquisition or in-licensing of new products for commercialization (with or without manufacturing), as well as in-licensing agreements to manufacture plasma-derived or other products for other companies, which can provide additional revenue streams and leverage our biopharmaceuticals and plasma-derived manufacturing expertise. We may not identify additional suitable transactions, or complete such transactions in a timely manner, on a cost-effective basis, or at all. Moreover, we may devote resources to potential opportunities that are never completed, or we may incorrectly judge the value or worth of such opportunities. Even if we successfully execute a strategic transaction, we may not be able to realize the anticipated benefits of such transaction, may incur debt or assume unknown or contingent liabilities in connection therewith, and may experience losses related to our investments or dispositions. Integration of an acquired company or assets into our existing business or a transition of an asset to an acquirer or partner may not be successful and may disrupt ongoing operations, require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, and require management resources that would otherwise focus on developing our existing business. Even if we are able to achieve the long-term benefits of a strategic transaction, our expenses and short-term costs may increase materially and adversely affect our liquidity. Any of the foregoing could have a material effect on our business, results of operations and financial condition.

We have invested, and intend to continue to invest, in expanding our U.S. plasma collection operations in order to reduce our dependency on third-party suppliers in terms of plasma supply needs as well as to generate sales from commercialization of collected normal source plasma, and our ability to successfully expand this operation is important to support our future growth and profitability.

We own an FDA-licensed plasma collection center in Beaumont, Texas that we acquired in March 2021, which specializes in the collection of hyper-immune plasma to be used in the manufacture of KAMRHO (D), KAMRAB and KEDRAB. In 2024, we significantly expanded our hyper-immune plasma collection operations with the opening of our new plasma collection center in Houston, Texas, which is expected to become one of the largest hyper-immune plasma collection sites in the United States and will also collect normal source plasma for sale to third parties. In addition, we are in the advanced stages of construction of our third plasma collection site in San Antonio, Texas, which is expected to open by the end of the first quarter of 2025. We may, in the future, leverage our experience with plasma collection to establish additional plasma collection centers in the United States.

We believe that the expansion of our plasma collection operations will allow us to better support our hyperimmune plasma needs and reduce our dependency on third-party suppliers as well as generate revenues through sales from commercialization of collected normal source plasma. However, given our limited prior experience in managing plasma collection operations, the operational, technical, and regulatory challenges in establishing and maintaining plasma collection operations, as well as the challenges in screening locations, in negotiating the lease and other third party agreements required for the ongoing operations of the centers, the financial investment required to expand our collection capabilities and open new collection centers and the management of an expanded scope of plasma collection operations, we may not be able to realize our investment and the anticipated benefits of such activities. Further, we may not be able to adequately collect sufficient quantities of plasma through our plasma collection operations to support our plasma sourcing needs, including due to a lack of appropriate or sufficient donors for specialty plasma, which will result in continued dependency on third party suppliers; and even if we are successful in collection of sufficient quantities, there can be no assurance that we will be able to reduce the cost of plasma through our collection operations, as compared to costs associated with procuring plasma from third parties. In addition, there could be no assurance that we will be able to collect adequate quantities of normal source plasma as well as secure supply agreements with customers at adequate prices or that there will be sufficient demand for normal source plasma. See also “—We could become supply-constrained, and our financial performance could suffer, if we were unable to obtain adequate quantities of source plasma, plasma derivatives or specialty ancillary products that meet the regulatory requirements of the FDA, the EMA, Health Canada or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of source plasma or plasma derivatives were to rise significantly”; and “—Our long-term continued growth is dependent on our ability to engage in additional strategic transactions to acquire assets, businesses, products or technologies or engage in in-license or out-license transactions of products or technologies or form collaborations. Our inability to secure such transactions on cost-effective terms or our inability to realize the anticipated benefits from these transactions, may negatively affect our projected growth and operating results, dilute our shareholders’ ownership or cause us to incur debt or significant expense.”

We have several product development candidates, including our Inhaled AAT for AATD as well as several other early-stage development projects. There can be no assurance that the development activities associated with these products will materialize and result in the FDA, EMA or any other relevant agencies granting us marketing authorization for any of these products.

We are engaged in research and development activities with respect to several pharmaceutical products candidates, including our lead investigational product, Inhaled AAT for AATD, for which we are continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. In January 2025, we announced that the FDA confirmed its agreement with our proposal to change the two-sided Type 1 error rate control from 5% to 10% (p-value of 0.1) for the pivotal Phase 3 InnovAATe clinical trial. Based on this change in the p-value, as well as additional expected revisions to the study’s SAP, we plan to reduce the study sample size from 220 patients to approximately 180 patients, while maintaining the trial’s statistical power. We plan to submit the revised SAP to the FDA and to conduct an interim futility analysis for the InnovAATe clinical study by the end of 2025. Based on the results of the interim futility analysis we may determine to terminate the study early, which could negatively impact our business prospects and stock price. Even if we will not be required to consider termination of the study due to futility, there is no assurance that we will be able to successfully complete the InnovAATe clinical trial or that the trial results will be sufficient to obtain FDA and EMA approval.

Furthermore, we are currently engaged in the early-stage development of other plasma derived product candidates for which we made progress during 2024. However, there can be no assurance that the development activities associated with these products will materialize and result in the FDA, EMA or any other relevant agencies granting us marketing authorization for any of these products.

For additional information regarding the InnovAATe clinical study and our other development programs see — “Item 4. Information on the Company — Business Overview— Our Development Product Pipeline.” See also “—Research and development efforts invested in our pipeline of specialty and other products may not achieve expected results” and “—If we are unable to successfully introduce new products and indications or fail to keep pace with advances in technology, our business, financial condition and results of operations may be adversely affected.”

Risks Related to Our Proprietary Products Segment

In our Proprietary Products segment, we rely on Kedrion for the sales of our KEDRAB product in the United States, and any disruption to our relationships with Kedrion would have an adverse effect on our future results of operations and profitability.

Pursuant to the strategic distribution and supply agreement with Kedrion for the marketing of KEDRAB in the United States, Kedrion is the sole distributor of KEDRAB in the United States. Sales to Kedrion accounted for approximately 31%, 23% and 13% of our total revenues in the years ended December 31, 2024, 2023 and 2022, respectively. We are dependent on Kedrion for its marketing and sales of KEDRAB in the United States. Under the strategic distribution and supply agreement, as amended in January 2025, which superseded and memorialized the terms of a binding memorandum of understanding with Kedrion for the amendment and extension of the distribution agreement between the parties, entered into in December 2023, Kedrion committed to purchasing minimum quantities of KEDRAB during the first four years (i.e., 2024 through 2027) of the eight-year term, that began in January 2024, generating projected minimum aggregate revenues for us of approximately $180.0 million over such four-year period, of which a minimum of approximately $135.0 million is to be acquired during the remaining three years of such four-year period (i.e., 2025 through 2027). According to the distribution agreement, Kedrion shall have the right to extend the agreement, by written notice no later than December 31, 2030, for an additional two years, until December 31, 2033.

We currently also purchase from a subsidiary of Kedrion, KedPlasma LLC (“Kedplasma”), a large portion of the hyper-immune plasma, which is used for the production of KEDRAB/KAMRAB. See “—We could become supply-constrained, and our financial performance could suffer, if we were unable to obtain adequate quantities of source plasma, plasma derivatives or specialty ancillary products that meet the regulatory requirements of the FDA, the EMA, Health Canada or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of source plasma or plasma derivatives were to rise significantly.”

If we do not maintain the distribution relationship with Kedrion, we would be required to assume the sales and marketing activities of KEDRAB, or we would need to engage a replacement distributor for the product in the United States. Further, if we fail to maintain the plasma supply agreement with KedPlasma we would need to expedite the collection ramp-up at our existing plasma collection centers and/or find a replacement supplier of the hyper-immune plasma, which is used to manufacture KEDRAB/ KAMRAB. Establishing a relationship with a new distributor or supplier or internalizing those activities, could lead to a decrease in KEDRAB/ KAMRAB sales and a deterioration in our market share when compared with one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

Sales of CYTOGAM, WINRHO SDF, HEPGAM B and VARIZIG in the U.S. market are critical in order to support future growth, future results of operations and profitability.

Sales of CYTOGAM, WINRHO SDF, HEPGAM B and VARIZIG in the U.S. market represented approximately 24%, 21% and 30% of our Proprietary Product segment sales for the years ended December 31, 2024, 2023 and 2022. To facilitate the sale and distribution of these products in the U.S. market, the Company established commercial operations in the United States at the beginning of 2022, which included contracting with a third-party logistics (3PL) provider, contracting with pharmaceutical wholesalers and regional distributors, hiring Sales, Medical, Trade and Market Access professionals, establishing relationships with Key Opinion Leaders (“KOL”), supporting Health Care Professionals in conducting investigator-initiated trials and publishing new data in support of the Company’s portfolio of products. However, given our limited prior experience in directly managing U.S. commercial and medical operations and the operational, technical, regulatory and compliance challenges in maintaining such activity, as well as the significant costs involved in such operations, we may not be able to realize the anticipated benefits of such activities, and may not be able to adequately maintain or expand market demand and continued product sales, which may result in significant reduction in sales, increased operating costs and reduced profitability and may adversely impact our future growth. See “— Our ability to maintain and expand sales of our commercial products portfolio in the U.S. and ex-U.S. markets is critical to our profitability and financial stability.” See also – “Item 4B. Information on the Company — Business Overview — Proprietary Products Segment.”

Continued availability of CYTOGAM, WINRHO SDF, HEPAGAM B and VARIZIG is dependent on our ability to maintain continuous plasma supply and maintain our relationship with third-party contract manufacturers and suppliers, and any disruption to such relationship could have an adverse effect on the availability of these products, as well as our future results of operations and profitability.

CYTOGAM is manufactured at our facility in Beit Kama, Israel since 2023. To manufacture CYTOGAM, we engaged Prothya Biosolutions Belgium (“Prothya”) as a third-party contract manufacturer to perform certain manufacturing activities required for the manufacturing of the product. In addition, CMV hyper-immune plasma for the manufacturing of CYTOGAM is supplied by CSL Behring Ltd. (“CSL Behring”) through a dedicated plasma supply agreement. We have limited control and supervision over the operational processes of these organizations, which could affect our ability to maintain quality standards and could lead to business or legal disputes with these organizations. If we fail to maintain our relationship with these entities, or if these entities fail to operate in compliance with regulatory and compliance requirements, we could face supply shortages, which could adversely impact our ability to manufacture and supply CYTOGAM and could incur increased costs in finding replacement vendors. Delays in establishing a relationship with new vendors could lead to a decrease in CYTOGAM sales and a deterioration in our market position when compared with one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

WINRHO SDF, HEPAGAM B and VARIZIG are currently manufactured by Emergent under a contract manufacturing agreement, which was assigned to us by Saol upon the consummation of the acquisition. We are currently dependent on Emergent to secure the supply of adequate quantities of plasma needed to timely manufacture these products and we rely on their manufacturing, quality and regulatory systems to ensure that the manufacturing process complies with current Good Manufacturing Practice (“cGMP”) standards and any other regulatory requirements, and that each product manufactured meets its specifications and is appropriately released for human consumption.

If we fail to maintain our relationship with Emergent, or if Emergent fails to operate in compliance with cGMP and other regulatory requirements, we could face supply shortages and may not be able to supply these products. In addition, such failure may result in increased costs and delays in transferring the manufacturing of the products to our plant in Beit Kama, Israel, or in finding a replacement manufacturer for these products and we might be required to identify a replacement supplier of the plasma which is used to produce these products. Delays in internalizing the production or establishing a relationship with a new manufacturer could lead to a decrease in these products’ sales and a deterioration in our market share when compared with one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability. See also “—Manufacturing of new plasma-derived products in our manufacturing facility requires a lengthy and challenging development project and/or technology transfer project as well as regulatory approvals, all of which may not materialize.”

Certain of our sales in our Proprietary Products segment rely on our ability to win tender bids based on the price and availability of our products in public tender processes.

Certain of our sales in our Proprietary Products segment rely on our ability to win tender bids in certain markets, including those of the World Health Organization ("WHO") and other similar health organizations. Our ability to win bids may be materially adversely affected by competitive conditions in such bid process. Our existing and new competitors may also have significantly greater financial resources than us, which they could use to promote their products and business. Greater financial resources would also enable our competitors to substantially reduce the price of their products or services. If our competitors are able to offer prices lower than us, our ability to win tender bids during the tender process will be materially affected and could reduce our total revenues or decrease our profit margins.

We rely in large part on third parties for the sale, distribution and delivery of our Proprietary Products, and any disruption to our relationships with these third-party distributors would have an adverse effect on our future results of operations and profitability.

We engage third party distributors to distribute and sell our Proprietary Products in ex-U.S. markets (other than the Israeli market). Sales through such distributors accounted for approximately 22%, 26% and 25% of our total revenues in the years ended December 31, 2024, 2023 and 2022, respectively, and we expect such sales to increase in 2025 and beyond. We are dependent on these third parties for successful marketing, distribution and sales of our Proprietary Products in these markets. If such third parties were to breach, terminate or otherwise fail to perform under our agreements with them, our ability to effectively distribute our Proprietary Products would be impaired and our business could be adversely affected. Moreover, circumstances outside of our control, such as a general economic decline, market saturation or increased competition, may influence the successful renegotiation of our contracts or the securing of favorable terms.

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

In the U.S. market we utilize a 3PL provider in connection with the distribution of CYTOGAM, WINRHO SDF, HEPGAM B and VARIZIG, which provides complete order to cash services. If such 3PL provider were to breach, terminate or otherwise fail to adequately perform under our agreement with it, including inadequate inventory management, transportation delays and incorrect temperature control during storage and handling, fails to issue invoices correctly or on a timely basis and/or fails to collect payments due to us from our U.S. customers, our ability to effectively distribute such products would be impaired, which could negatively impact our business operations and financial performance.

Disputes with distributors have arisen in the past and disputes may arise in the future, that cause the delay or termination of the development, manufacturing, supply or commercialization of our product candidates, or could result in costly litigation or arbitration that diverts management’s attention and resources. In May 2022, we terminated a distribution agreement with a third-party engaged to distribute our Propriety Products in Russia and Ukraine (the “Distributor”) and a power of attorney granted in connection with such distribution agreement to an affiliate of the Distributor (the “Affiliate”). On June 13, 2023, the Affiliate filed its Statement of Claim with the tribunal of first instance in Geneva, seeking alleged damages in the total amount of $6.7 million. We have filed a motion with the tribunal of first instance in Geneva challenging its jurisdiction over the Affiliate’s claims, submitting that such claims should have been brought before an arbitral tribunal, as contractually agreed between the parties. In December 2024, we were advised by the tribunal of first instance in Geneva that it possesses all the necessary information to decide on its jurisdiction and its decision is expected in the coming months. Until the tribunal of first instance in Geneva rules on the motion, the Affiliate’s claims will not be heard. No final decision has been made to date. At this time, it is not possible to assess the prospects of the claim against us and any potential liabilities and impact on our business. See “Item 4B. Information on the Company — Business Overview — Legal Proceedings.”

Our Proprietary Products segment operates in a highly competitive market and could be negatively impacted by new competitors or the adoption of new methods of administration.

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

Our hyper-immune IgG products in the Proprietary Products segment face competition from several competing plasma derived products and non-plasma derived pharmaceuticals, mainly anti-viral. See “Item 4B “Information on the Company — Business Overview— Competition — Proprietary Products Segment.”

In the AAT market, our two main competitors are Grifols and CSL Behring. For details regarding their competing products, see “Item 4B “Information on the Company — Business Overview— Competition — Proprietary Products Segment.” In addition, we estimate that each of Grifols and CSL Behring owns more than 300 operating plasma collection centers located across the United States.

Furthermore, several of our competitors are conducting preclinical and clinical trials for the development of gene therapy, recombinant AAT, small molecule treatment or correctors for AATD, which if successfully developed and launched, could adversely impact our revenue and growth of sales of GLASSIA or GLASSIA-related royalties as well as affect our ability to launch our Inhaled AAT product, if approved. For example, in January 2024, Inhibrx and Sanofi announced that the companies have entered into a definitive agreement under which Aventis Inc., a subsidiary of Sanofi, will acquire all the assets and liabilities associated with INBRX-101, which was indicated to be in a registrational trial for the treatment of patients with AATD.

Similarly, if a new AAT formulation or a new route of administration with significantly improved characteristics is adopted (including, for example, aerosol inhalation or self-administering by way of subcutaneous route of administration), the market share of our current AAT product, GLASSIA, could be negatively impacted. While we are in the process of developing Inhaled AAT for AATD, our competitors may also be attempting to develop similar products. While these products may be in various stages of development, they may eventually be successfully developed and launched.

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

Manufacturing of new plasma-derived products in our manufacturing facility, or the manufacture of Proprietary Products by third parties, requires a lengthy and challenging development project and/or technology transfer project as well as regulatory approvals, all of which may not materialize.

The manufacturing of newly marketed or investigational plasma-derived products in our plant, or the manufacture of Proprietary Products by third parties, requires a lengthy and challenging development project and/or technology transfer project, which involves the transfer of the know-how and capabilities to manufacture the new product. Such projects are usually complex and involve investment of significant time (approximately three to four years) and resources. There is no assurance that such development and/or technology transfer projects will be successful and will allow us to manufacture the new product according to its required specifications.

Such development and/or technology transfer projects require regulatory approval by the FDA and/or EMA and/or Health Canada or other relevant regulatory agencies. Obtaining such regulatory approval may require activities such as the manufacturing of comparable batches and/or performing comparability non-clinical and/or clinical studies between the product manufactured by its existing manufacturer and the product manufactured at our manufacturing facility. There is no assurance that we will be able to provide supporting comparability results that meet all regulatory requirements needed to obtain the regulatory approval required to be able to commence commercial manufacturing of new plasma-derived products in our manufacturing plant. For example, any transfer to our manufacturing facility of the manufacture of WINRHO SDF, HEPGAM B and VARIZIG, which would require the execution of a new revised contract manufacturing agreement with Emergent, would be subject to a technology transfer and regulatory approvals.

Additionally, development and technology transfer projects may be adversely affected by a lack of cooperation from third-party manufacturers, potentially leading to delays, budget overruns, or gaps in knowledge transfer. Such lack of cooperation could hinder our ability to effectively transfer necessary know-how and capabilities, complicating the development and technology transfer process.

If we are unable to adequately complete the required development and/or technology transfer projects or subsequently obtain the required regulatory approvals, we will not be able to meet commercial demand, incur additional costs and may suffer reduced profitability or operating losses.

We could become supply-constrained, and our financial performance could suffer, if we were unable to obtain adequate quantities of source plasma, plasma derivatives or specialty ancillary products that meet the regulatory requirements of the FDA, the EMA, Health Canada or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of source plasma or plasma derivatives were to rise significantly.

While we own and operate our own plasma collection centers in the United States, our proprietary products continue to depend, to a large degree, on our access to U.S., European or other territories’ hyper-immune plasma or plasma derivatives, such as fraction IV. Despite expanding and further establishing our U.S. plasma collection operations in order to reduce our dependency on third-party suppliers in terms of plasma supply needs, we currently purchase these plasma products from third-party licensed suppliers, some of which are also responsible for the plasma fractionation process, pursuant to multiple purchase agreements. We have entered into (and in connection with our acquired four FDA approved products, we assumed) a number of plasma supply agreements with various third parties in the United States and Europe. These agreements contain various termination provisions, including upon a material breach of either party, force majeure and, with respect to supply agreements with strategic partners, the failure or delay on the part of either party to obtain the applicable regulatory approvals or the termination of the principal strategic relationship. If we are unable to obtain required quantities of source plasma or fraction IV plasma that meet the regulatory requirements of the FDA, the EMA, Health Canada or the regulatory authorities in Israel from these providers, we may be unable to find an alternative cost-effective source.

In order for plasma and fraction IV plasma to be used in the manufacturing of our plasma-derived protein therapeutics, the individual centers at which the plasma is collected must be registered with and meet the regulatory requirements of the relevant regulatory authorities, such as the FDA, the EMA Health Canada or the regulatory authorities in Israel. When a new plasma collection center is opened, and on an ongoing basis after its registration, it must be inspected by the applicable regulatory authority for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being established or lead to the suspension or revocation of an existing registration. If relevant regulatory authorities determine that a plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which may impact on our ability to timely meet our manufacturing and supply obligations. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted, such as through product destruction or rework. Consequently, we could experience significant inventory impairment provisions and write-offs, which could adversely affect our business and financial results.

In addition, the plasma supplier’s fractionation process must also meet standards of the FDA, the EMA, Health Canada or the regulatory authorities in Israel. If a plasma supplier is unable to meet such standards, we will not be able to use the plasma derivatives provided by such supplier, which may impact on our ability to timely meet our manufacturing and supply obligations.

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

To the extent that we were unable to obtain required quantities of source plasma or plasma derivatives that meet the regulatory standards of the FDA, the EMA, Health Canada or the regulatory authorities in Israel, we could be limited in our ability to maintain or increase current manufacturing levels of our plasma derived commercial products and product candidates. As a result, we could experience a substantial decrease in total revenues or profit margins, a potential breach of distribution agreements, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production and strategic growth plans.

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

We also continue to be dependent on a number of suppliers who supply specialty ancillary products used in the production process, such as specific gels and filters. Each of these specialty ancillary products is provided by a single, exclusive supplier. If these suppliers were unable to provide us with these specialty ancillary products, if our relationships with these suppliers deteriorate, if these suppliers fail to meet our vendors qualification processes, or if these suppliers’ operations are negatively affected by regulatory enforcement due to noncompliance, the manufacture and distribution of our products would be materially adversely affected, which would adversely affect our sales and results of operations. See “—If we experience equipment difficulties or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer.”

Some of our required specialty ancillary products and other materials used in the manufacturing process are commonly used in the healthcare industry worldwide. If the global demand for these products increases due to healthcare issues, epidemics or pandemics, our ability to secure adequate supply at reasonable cost of such products may be negatively affected, which would materially adversely affect our ability to manufacture and distribute our products, which would adversely affect our sales and results of operations.

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

In March 2021, we acquired our FDA-licensed plasma collection center in Beaumont, Texas, which specializes in the collection of hyper-immune plasma to be used in the manufacture of KAMRHO (D), KAMRAB and KEDRAB. In 2024, we significantly expanded our plasma collection operations with the opening of our new plasma collection center in Houston, Texas, which is expected to become one of the largest hyper-immune plasma collection sites in the United States and will also collect normal source plasma for sale to third parties. In addition, we are in the advanced stages of construction of our third plasma collection site in San Antonio, Texas, which is expected to open by the end of the first quarter of 2025. In the future we may leverage our experience with plasma collection to establish additional plasma collection centers in the United States, with the intention of collecting normal source plasma to be sold for manufacturing by third parties, as well as hyper-immune specialty plasma required for manufacturing of our Proprietary Products.

In order for plasma to be used in the manufacturing of our products, the individual centers at which plasma is collected must be registered with and meet the regulatory requirements of the regulatory authorities, such as the FDA and the EMA, of those countries in which we sell our products. When a new plasma collection center is opened, it must be inspected on an ongoing basis after its approval by the FDA and the EMA for compliance with cGMP and other regulatory requirements, and these regulatory requirements are subject to change. An unsatisfactory inspection could prevent a new center from being established or risk the suspension or revocation of an existing registration. In order for a plasma collection center to maintain its governmental registration, its operations must continue to conform to cGMP and other regulatory requirements or recommendations which may be applicable from time to time.

If it would be determined that any of our plasma collection centers did not comply with cGMP, or other regulatory requirements in collecting plasma, we may be unable to use and may ultimately be required to destroy plasma collected from that center, which would be recorded as a charge to cost of goods. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted. Consequently, we could experience significant inventory impairment provisions and write-offs if it was determined that any of our plasma collection centers did not comply with cGMP in collecting plasma.

We plan to increase our supplies of plasma for use in our manufacturing processes through collections at our plasma collection centers. This strategy is dependent upon our ability to successfully establish and register any new center, to maintain compliance with all FDA and other regulatory requirements in all centers and to attract donors to our centers.

Our ability to increase and improve the efficiency of plasma collection at any current or future plasma collection center may be affected by: (i) changes in the economic environment and population in selected regions where we operate plasma collection centers; (ii) the entry of competitive centers into regions where we operate; (iii) our misjudging the demographic potential of individual regions where we expect to increase production and attract new donors; (iv) unexpected facility related challenges; (v) unexpected management challenges at select plasma collection centers; or (vi) changes to regulatory requirements.

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

Any new product must undergo lengthy and rigorous testing and other extensive, costly, and time-consuming procedures mandated by the FDA and similar authorities in other jurisdictions, including the EMA and the regulatory authorities in Israel. Our facilities and those of our contract manufacturers must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of the FDA or similar authorities in other jurisdictions, including a failed inspection or a failure in our reporting system for adverse effects of our products experienced by the users of our products, or any other non-compliance, could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, import or export restrictions, refusal or delay of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Furthermore, we may experience delays or additional costs in obtaining new approvals or licenses, or extensions of existing approvals and licenses, from a regulatory authority due to reasons that are beyond our control such as changes in regulations or a shutdown of the U.S. federal government, including the FDA, or similar governing bodies or authorities in other jurisdictions. In addition, while we have established and are in the process of establishing plasma collection centers in the United States, we continue to rely on, Kedrion, CSL Behring, Emergent, Takeda and additional plasma suppliers, for plasma collection required for the manufacturing of KEDRAB, CYTOGAM, GLASSIA, WINRHO SDF, HEPGAM B and VARIZIG and other Proprietary Products, and in the case of Kedrion and Takeda, for the distribution of these products in the United States (and in the case of Takeda, commencing in 2024, also in Canada and potentially in Australia and New Zealand). In performing such services for us, these plasma suppliers are required to comply with certain regulatory requirements. Any failure by these plasma suppliers to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect us. Any of these actions could cause direct liabilities, a loss in our ability to market each of KEDRAB, CYTOGAM, GLASSIA, WINRHO SDF, HEPGAM B and VARIZIG, and/or other Proprietary Products, or a loss of customer confidence in us or in our Proprietary Products, which could materially adversely affect our sales, future revenues, reputation, and results of operations. Similarly, we rely on other third-party vendors, for example, in the testing, handling, and distributions of our products. If any of these companies incur enforcement action from regulatory authorities due to noncompliance, this could negatively affect product sales, our reputation and results of operations. In addition, we rely on other distributors of our other Proprietary Products, for purposes of our distribution-related regulatory compliance for the products they distribute in the territories in which they operate. Any failure by such distributors to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect our sales, future revenues, reputation and results of operations.

Changes in our production processes for our products may require supplemental submissions or prior approval by the FDA and/or similar authorities in other jurisdictions. Failure to comply with any requirements as to production process changes dictated by the FDA or similar authorities in other jurisdictions could also result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal or delay of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses.

In addition, we rely on Takeda to share with us any relevant information with respect to changes in the manufacturing of GLASSIA or its usage which may be applicable in order to update the products registration file in certain ROW markets in which it is currently registered and/or distributed or may be registered and/or distributed in the future.

Furthermore, changes in the regulation of our activities, such as increased regulation affecting quality or safety requirements or new regulations such as limitations on the prices charged to customers in the United States, Israel or other jurisdictions in which we operate, could materially adversely affect our business. In addition, the requirements of different jurisdictions in which we operate may become less uniform, creating a greater administrative burden and generating additional compliance costs, which would have a material adverse effect on our profit margins. See also – “Regulatory approval for our products is limited by the FDA, EMA, the IMOH and similar authorities in other jurisdictions to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription or promotion of off-label uses could adversely affect our business.”; and “—Laws and regulations governing the conduct of international operations may negatively impact our development, manufacture, and sale of products outside of the United States and require us to develop and implement costly compliance programs.” and “—Uncertainty surrounding and future changes to healthcare law in the United States and other United States Government related mandates may adversely affect our business.”

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

Sales of products supplied by Biotest A.G., Kedrion, Chiesi Farmaceutici S.p.A, Bio Products Laboratories (“BPL”) and Valneva SE, which are sold in our Distribution segment, together represented approximately 8%, 18% and 20% of our total revenues for the years ended December 31, 2024, 2023 and 2022, respectively. While we have distribution agreements with each of our suppliers, these agreements do not obligate these suppliers to provide us with minimum amounts of our Distribution segment products. Purchases of our Distribution segment products from our suppliers are typically on a purchase order basis. We work closely with our suppliers to develop annual forecasts, but these forecasts are not obligations or commitments. However, if we fail to submit purchase orders that meet our annual forecasts or if we fail to meet our minimum purchase obligations, we could lose exclusivity or, in certain cases, the distribution agreement could be terminated.

These suppliers may experience capacity constraints that result in their being unable to supply us with products in a timely manner, in adequate quantities and/or at a reasonable cost. Contributing factors to supplier capacity constraints may include, among other things, industry or customer demands in excess of machine capacity, labor shortages, changes in raw material flows or shortages in raw materials, which may result from different market conditions including, but not limited to, shortages resulting from increased global demand for these raw materials due to global healthcare issues, epidemics and pandemics. These suppliers may also choose not to supply us with products at their discretion or raise prices to a level that would render our products noncompetitive. Any significant interruption in the supply of these products could result in us being unable to meet the demands of our customers, which would have a material adverse effect on our business, financial condition and results of operations as a result of being required to pay fines or penalties, be subject to claims of reach of contract, loss of reputation or even termination of agreement.

If our relationship with these suppliers were to deteriorate, our distribution sales could be adversely affected.

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

Certain of our sales in our Distribution segment rely on our ability to win tender bids during the annual tender process in Israel, as well as on sales to Health Maintenance Organizations (HMOs), hospitals and to the IMOH. The prices we can offer, as well as the availability of products, are key factors in the tender process. If our suppliers in the Distribution segment cannot sell us products at a competitive price or cannot guarantee sufficient quantities of products, we may lose the tenders. In addition, our ability to win bids may be materially adversely affected by competitive conditions in a bid process. Existing and new competitors may also have significantly greater financial resources than us, which they could use to promote their products and business. Greater financial resources would also enable our competitors to substantially reduce the price of their products or services. If our competitors are able to offer prices lower than us, our ability to win tender bids during the annual tender process will be materially affected and could reduce our total revenues or decrease our profit margins.

The challenges we face in winning tender bids in the Distribution segment are compounded by historical price fluctuations of certain of our products in the segment as a result of changes in the production capacity available in the industry, the availability and pricing of plasma, development of competing products and the availability of alternative therapies. Higher prices for plasma-derived protein therapeutics have traditionally spurred increases in plasma production and collection capacity, resulting over time in increased product supply and lower prices. As demand continues to grow, if plasma supply and manufacturing capacity do not commensurately expand, prices tend to increase. Additionally, consolidation in plasma companies has led to a decrease in the number of plasma suppliers in the world, as either manufacturers of plasma-based pharmaceuticals purchase plasma suppliers or plasma suppliers are shut down in response to the number of manufacturers of plasma-based pharmaceuticals decreasing, which may lead to increased prices. We may not be able to pass along these increased plasma and plasma-derivative prices to our customers, which would reduce our profit margins.

Our Distribution segment is dependent on a few customers, and any disruption to our relationship with these customers, or our inability to supply, in a timely manner, in adequate quantities and/or at a reasonable cost, would have a material adverse effect on our business, financial condition and results of operations.

The Israeli market for drug products includes a relatively small number of HMOs and several hospitals. Sales to Clalit Health Services, Israel’s largest HMO, accounted for approximately 48%, 34% and 46% of our Distribution segment revenues in the years ended December 31, 2024, 2023 and 2022, respectively.

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

In recent years we entered into agreements for future distribution in Israel of several biosimilar product candidates, and the successful future distribution of these products, which is important for the continued growth of the Distribution segment as a whole, is dependent upon several factors some of which are beyond our control.

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

In order to launch biosimilar products in Israel, we would need to obtain IMOH marketing authorization, which will be subject to prior authorization to be obtained by the manufacturer of the biosimilar product from the FDA or the EMA. Even if an FDA or EMA authorization is provided, there can be no assurance that the IMOH will accept such authorization as a reference and will grant us the authorization to distribute such biosimilar products in the Israeli market. In the event we will not be able to obtain the necessary marking authorization to launch the products, we may not generate the expected sale and profitability from these products, which could have a material adverse impact on our business, financial condition or results of operations. Delays in the commercialization of such biosimilar products, including due to delays in obtaining marketing authorization, may expose us to increased competition, due to the entry of new competitors into the market, which may adversely impact our potential sales and profitability from these products.

Innovative pharmaceutical products are generally protected for a defined period by various patents (including those covering drug substance, drug product, approved indications, methods of administration, methods of manufacturing, formulations and dosages) and/or regulatory exclusivity, which are intended to provide their holders with exclusive rights to market the products for the life of the patent or duration of the regulatory data protection period. Biosimilar products are intended to replace such innovative pharmaceutical products upon the expiration or termination of their exclusivity period or in such markets whereby such exclusivity does not exist. The launch of a biosimilar product may potentially result in the infringement of certain IP rights and exclusivity and be subject to potential legal proceedings and restraining orders affecting its potential launch. Such intellectual property threats may preclude the commercialization of such biosimilar product candidates, limit the indications for which they can be marketed, and may result in incurring significant legal expenses and liabilities. Consequently, we may not generate the expected sale and profitability from these products, which could have a material adverse impact on our business, financial condition or results of operations.

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

Risks Related to Development, Regulatory Approval and Commercialization of Product Candidates

Drug product development, including preclinical and clinical trials is a lengthy and expensive process and may not result in receipt of regulatory approval.

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

Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to its outcome. A failure of one or more of our clinical trials can occur at any stage of testing. For example, our Phase 2/3 clinical trial in Europe for Inhaled AAT for AATD did not meet its primary or secondary endpoints and consequently, in June 2017, we reported on our decision to withdraw the Marketing Authorization Application (“MAA”) in Europe for our Inhaled AAT for AATD.

Each inhaled formulation of AAT, including Inhaled AAT for AATD, is being developed with a specific nebulizer produced by PARI, and the occurrence of an adverse market event or PARI’s non-compliance with its obligations would have a material adverse effect on the commercialization of any inhaled formulation of AAT.

We are dependent upon PARI GmbH (“PARI”) for the development and commercialization of any inhaled formulation of AAT, including our Inhaled AAT for AATD. We have an agreement with PARI, pursuant to which it is required to obtain the appropriate clearance to market PARI’s proprietary eFlow® device, which is a device required for the administration of inhaled formulation of AAT, from the EMA and FDA for use with Inhaled AAT for AATD. See “Item 4B. Information on the Company — Business Overview — Strategic Partnerships — PARI.” Failure of PARI to achieve these authorizations, or to maintain operations in regulatory compliance, will have a material adverse effect on the commercialization of any inhaled formulation of AAT, including Inhaled AAT for AATD, which would harm our growth strategy.

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

Lastly, we rely on PARI to ensure that the eFlow device is not violating or infringing on any third-party intellectual property or patents. PARI’s inability to ensure its freedom to operate may have a significant effect on our ability to continue the development of our Inhaled AAT product candidate as well as potentially commercializing it.

We rely on third parties to conduct our preclinical and clinical trials. The failure of these third parties to successfully carry out their contractual duties or meet expected deadlines could substantially harm our business because we may not obtain regulatory approval for, or commercialize, our product candidates in a timely manner or at all.

We rely upon third-party contractors, such as university researchers, study sites, preclinical service providers, physicians and contract research organizations (“CROs”), to conduct, monitor and manage data for our current and future preclinical and clinical programs. We expect to continue to rely on these parties for execution of our preclinical and clinical trials, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on such third-party contractors does not relieve us of our regulatory responsibilities. With respect to clinical trials, we and our CROs are required to comply with current Good Clinical Practices (“GCP”), which are regulations and guidelines enforced by the FDA, the EMA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements.

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

During 2020, we initiated the development of a recombinant version of AAT, through external services of a contract development and manufacturing organization (“CDMO”). See “Item 4B. Information on the Company — Business Overview— Our Development Product Pipeline — Recombinant AAT.” The main advantage of recombinant AAT is its potentially wider availability, and ease of large-scale manufacturing. However, continued investment in the development of this product will be subject to identifying a suitable development partner, and we may not be able to identify such a suitable partner or be successful in entering into an agreement with any particular partner on acceptable terms or at all. Further, even if we are successful in entering into an arrangement with such a partner, we may not be able to successfully develop or commercialize a recombinant product for numerous reasons.

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

We have experienced unforeseen events that have delayed our ability to receive regulatory approval for certain of our product candidates, and may in the future experience similar or other unforeseen events during, or as a result of, preclinical testing or the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including the following:

●	delays may occur in obtaining our clinical materials;

●	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or to abandon strategic projects;

●	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower or more difficult than we anticipate due to various reasons, including challenges that may be imposed as a result of events outside our control (such as the COVID-19 pandemic, which resulted in a significant slow-down in patient recruitment to our on-going Inhaled AAT Phase 3 study), or participants may withdraw from our clinical trials at higher rates than we anticipate;

●	delays may occur in reaching agreement on acceptable clinical trial agreement terms with prospective sites or obtaining institutional review board approval;

●	our strategic partners may not achieve their clinical development goals and/or comply with their relevant regulatory requirements, which could affect our ability to conduct our clinical trials or obtain marketing authorization;

●	we may be forced to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

●	regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

●	regulators may not authorize us to commence or conduct a clinical trial within a country or at a prospective trial site, or according to the clinical trial outline we propose;

●	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

●	the cost of our clinical and preclinical trials may be greater than we anticipate;

●	an audit of preclinical tests or clinical studies by the FDA, the EMA, the regulatory authorities in Israel or other regulatory authorities may reveal noncompliance with applicable regulations, which could lead to disqualification of the results of such studies and the need to perform additional tests and studies; and

●	our product candidates may not achieve the desired clinical benefits, or may cause undesirable side effects, or the product candidates may have other unexpected characteristics.

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

Preclinical studies, including studies of our product candidates in animal models of disease, may not accurately predict the result of human clinical trials of those product candidates. In addition, product candidates studied in Phase 1 and 2 clinical trials may be found not to be safe and/or efficacious when studied further in Phase 3 trials. To satisfy FDA or other applicable regulatory approval standards for the commercial sale of our product candidates, we must demonstrate in adequate and controlled clinical trials that our product candidates are safe and effective. Success in early clinical trials, including Phase 1 and 2 trials, does not ensure that later clinical trials will be successful. Initial results from Phase 1 and 2 clinical trials also may not be confirmed by later analysis or subsequent larger clinical trials. Several companies in the pharmaceutical industry, including us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials.

We plan to conduct an interim futility analysis for the InnovAATe clinical study by the end of 2025. Based on the results of the interim futility analysis we may determine to terminate the study early, which could negatively impact our business prospects and share price. Even if we will not be required to consider termination of the study due to futility, there is no assurance that we will be able to successfully complete the InnovAATe clinical trial or that the trial results will be sufficient to obtain FDA and EMA approval.

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

Even if we are successful in our development and regulatory strategies, we cannot provide assurance that any product candidate we may seek to develop or are currently developing, such as Inhaled AAT for AATD, will ever be successfully commercialized. We may not be able to successfully address patient needs, persuade physicians and payors of the benefit of our product, and lead to usage and reimbursement. If such products are not eventually commercialized, the significant expense and lack of associated revenue could materially adversely affect our business.

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

Regulatory approval of our Proprietary Products and Distribution products is limited to those specific diseases and indications for which our products have been deemed safe and effective by the FDA, EMA, the IMOH or similar authorities in other jurisdictions. In addition to the regulatory approval required for new formulations, any new indication for an approved product also requires regulatory approval. Once we produce a plasma-derived therapeutic, we rely on physicians to prescribe and administer it as the product label directs and for the indications described on the labeling. To the extent off-label uses (i.e., uses and indications not described in the product’s labeling as approved by the applicable regulatory authority, as may be prescribed by treating physicians, in their independent medical judgment) become pervasive and produce results such as reduced efficacy or other reported adverse effects, the reputation of our products in the marketplace may suffer. In addition, to the extent off-label uses are associated with reduced efficacy or increases in reported adverse events or negative health outcomes, there could be a decline in our revenues or potential revenues. Furthermore, the off-label use of our products may increase the risk of product liability claims, which are expensive to defend and could divert our management’s attention, result in substantial damage awards against us, and harm our reputation.

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

The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracts. Violation of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of our failure to satisfy any of our obligations under laws governing international business practices would have a negative impact on our operations and harm our reputation and ability to procure government contracts. Additionally, the SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

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

We rely on a single manufacturing facility in Beit Kama, which is located in southern Israel, approximately 20 miles east of the Gaza Strip. A significant part of our revenues in our Proprietary Products segment were derived and are expected to continue to be derived from products manufactured at this facility and some of the products that are imported by us under our Distribution segment are packed and stored in this manufacturing facility. If this facility were to suffer an accident or a force majeure event, such as war (including the current war between Israel and Hamas), terrorist attack, earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators or similar event, or contamination, our revenues would be materially adversely affected. For more information regarding the current security situation in Israel, see – Risks Relating to Our Incorporation and Location in Israel – “Our business could be adversely affected by political, economic and military instability in Israel and its region”. In such a situation, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials, work in process or finished goods and imported products inventory and our ability to operate our business would be harmed. In addition, in any such event, the reconstruction of our manufacturing facility and storage facilities, and the regulatory approval of the new facilities could be time-consuming. During this period, we would be unable to manufacture our plasma-derived protein therapeutics.

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

If our shipping or distribution channels were to become inaccessible due to an accident, act of terrorism, strike, epidemic or pandemic or any other force majeure event, our supply, production and distribution processes could be disrupted.

Most of our Proprietary Products and Distribution products as well as most of the raw materials we utilize, including plasma and plasma derivatives, must be transported under controlled temperature conditions, including temperature of -20 degrees Celsius (-4 degrees Fahrenheit), to ensure the preservation of their proteins. Not all shipping or distribution channels are equipped to transport products or materials at these temperatures. If any of our shipping or distribution channels become inaccessible because of a serious accident, act of terrorism, strike, epidemic or pandemic (such as the COVID-19 pandemic) or any other force majeure event, we may experience disruptions in continued availability of plasma and other raw materials, delays in our production process or a reduction in our ability to distribute our Proprietary Products and Distribution products to our customers in the markets in which we operate.

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

For example, the General Data Protection Regulation (“GDPR”) which took effect May 25, 2018, has broad application and enhanced penalties for noncompliance. The GDPR, which is wide-ranging in scope, governs the collection and use of personal data in the European Union and imposes operational requirements for companies that receive or process personal data of residents of the European Union. The GDPR may apply to our clinical development operations. In addition, the Israeli Privacy Protection Regulations (Information Security), 2017, which apply to our operations in Israel, require us to take certain security measures to secure the processing of personal data, and pursuant to a recent amendment, commencing as of August 2025, we could be subject to sanctions for non-compliance with the requirements of Israeli privacy laws and regulations. Furthermore, U.S. federal and state regulators continue to adopt new, or modify existing laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data, including the U.S. Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations (“HIPAA”). These privacy, security and data protection laws and regulations could impose increased business operational costs, require changes to our business, require notification to customers or workers of a security breach, or restrict our use or storage of personal information. Our efforts to implement programs and controls that comply with applicable data protection requirements are likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.

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

The development of innovative products and technologies that improve efficacy, safety, patients’ and clinicians’ ease of use and cost-effectiveness, involve significant technical and business risks. The success of new product offerings will depend on many factors, including our ability to properly anticipate and satisfy customer needs, adapt to new technologies, obtain regulatory approvals on a timely basis, demonstrate satisfactory clinical results, manufacture products in an economic and timely manner, engage qualified distributors for different territories and establish our sales force to sell our products, and differentiate our products from those of our competitors. If we cannot successfully introduce new products, adapt to changing technologies or anticipate changes in our current and potential customers’ requirements, our products may become obsolete, and our business could suffer.

Product liability claims or product recalls involving our products, or products we distribute, could have a material adverse effect on our business.

Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution and sale of our Proprietary Products and Distribution products and other drug products. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products, including those manufactured by others that we distribute in Israel. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, or if the indemnities we have negotiated do not adequately cover losses, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our Proprietary and Distribution products and any product candidates that we may develop;

●	injury to our reputation;

●	difficulties in recruiting new participants to our future clinical trials and withdrawal of current clinical trial participants;

●	costs to defend the related litigation;

●	substantial monetary awards to trial participants or patients;

●	difficulties in finding distributors for our products;

●	difficulties in entering into strategic partnerships with third parties;

●	diversion of management’s attention;

●	loss of revenue;

●	the inability to commercialize any products that we may develop; and

●	higher insurance premiums.

Plasma is biological matter that is capable of transmitting viruses, infections and pathogens, whether known or unknown. Therefore, plasma derivative products, if not properly tested, inactivated, processed, manufactured, stored and transported, could cause serious disease and possibly death to the patient. Further, even when such steps are properly affected, viral and other infections may escape detection using current testing methods and may not be susceptible to inactivation methods. Any transmission of disease using one of our products or third-party products sold by us could result in claims against us by or on behalf of persons allegedly infected by such products.

In addition, we sell and distribute third-party products in Israel, and the laws of Israel could also expose us to product liability claims for those products. Furthermore, the presence of a defect (or a suspicion of a defect) in a product could require us to carry out a recall of such product. A product liability claim, or a product recall could result in substantial financial losses, negative reputational repercussions, loss of business and an inability to retain customers. Although we maintain insurance for certain types of losses, claims made against our insurance policies could exceed our limits of coverage or be outside our scope of coverage. Additionally, as product liability insurance is expensive and can be difficult to obtain, a product liability claim could increase our required premiums or otherwise decrease our access to product liability insurance on acceptable terms. In turn, we may not be able to maintain insurance coverage at a reasonable cost and may not be able to obtain insurance coverage that will be adequate to satisfy liabilities that may arise.

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

The COVID-19 pandemic shined a spotlight on the supply chain for essential medical products, medical countermeasures, and critical inputs to those products and raised legislative and regulatory interest in creating more resiliency in the supply chain, including more domestic manufacturing of essential medical products, medical countermeasures, and critical inputs. There has been significant congressional interest in oversight of pharmaceutical supply chain resiliency as well as several legislative proposals to create incentives for domestic manufacturing. There has also been significant executive branch activity to encourage American manufacturing, which may impact FDA-related products. In November 2023, President Biden announced a new White House Council on Supply Chain Resilience to advance a government-wide strategy to build supply chain resilience in critical industries such as essential medical products and countermeasures. As part of that effort, on December 27, 2023, President Biden issued a Presidential Determination under the Defense Production Act (DPA) to enable the Department of Health and Human Services to increase investment in domestic manufacturing of essential medicines, medical countermeasures, and critical inputs deemed as essential to the national defense. In addition, we expect there will continue to be legislative and regulatory efforts to increase domestic manufacturing, including potentially efforts to expedite drug approvals for products that could be competitors to ours. We cannot predict what effect such legislation or regulatory actions, or implementation of the supply chain resiliency measures and DPA authorities, may have on our business, prospects, operating results and financial condition.

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

The policies of the FDA and other regulatory agencies may change, and additional laws and regulations may be enacted that could prevent or delay regulatory approval of our product candidates or of our products in any additional indications or territories, or further restrict or regulate post-approval activities. Any problems with a product or any violation of ongoing regulatory obligations could result in restrictions on the applicable product, including the withdrawal of the applicable product from the market. If we are not able to maintain regulatory compliance, we might not be permitted to commercialize our current or any future approved products and our business would suffer.

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

Our business involves the controlled use of hazardous materials, various biological compounds and chemicals. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. In addition, some of the license and permits granted to us may be suspended or revoked, resulting in our inability to conduct our regular business activity, manufacture and/or distribute our products for an extended period of time or until we take remedial actions. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred because of injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Additional or more stringent federal, state, local or foreign laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any of these or certain other laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities. In addition, fines and penalties may be imposed for noncompliance with environmental, health and safety and other laws and regulations or for the failure to have, or comply with the terms and conditions of, required environmental or other permits or consents. We are subject to future audits by the Environmental Health Department of the Regional Health Bureau of the IMOH and the Ministry of Environmental Protection of Israel and may be required to perform certain actions from time to time in order to comply with these guidelines and their requirements. We do not expect the costs of complying with these guidelines to be material to our business. See “Item 4. Information on the Company — Business Overview — Environmental.”

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

In December 2013, we signed a collective bargaining agreement with the employees’ committee established by our employees at our Beit Kama production facility in Israel and the Histadrut (General Federation of Labor in Israel) (“Histadrut”), which expired in December 2017. In November 2018, we signed a further collective bargaining agreement with the employees’ committee and the Histadrut, which expired in December 2021. In July 2022, we signed a new collective agreement with the Histadrut; while the agreement will be effective through the end of 2029, certain economic terms may be renegotiated by the parties following the lapse of the four-year anniversary of the agreement by January 1, 2026. We have experienced labor disputes and work stoppages in the past at our Beit Kama facility. For example, on March 3, 2022, during our negotiations with the Histadrut and the employees’ committee on the renewal of the collective bargaining agreement, the employee’s committee declared a labor dispute, and on April 26, 2022, a strike was initiated by the employee’s committee, which continued until the new agreement was signed in July 2022. As a result of the labor strike, in the year ended December 31, 2022, our gross profit was impacted by a $4.3 million loss associated with the effect of the work-stoppage at the Israeli plant. In addition, in December 2020, during the course of our negotiations with the Histadrut and the employees’ committee on severance remuneration for employees who may be laid-off as part of the workforce down-sizing as a result of the transfer of GLASSIA manufacturing to Takeda that we implemented during 2021, the employee’s committee declared a labor dispute, which was subsequently concluded during February 2021 following the execution of a special collective bargaining agreement governing such severance terms. In March 2023, we entered into an additional special collective bargaining agreement with the employees’ committee and the Histadtrut governing severance remuneration terms for employees who may be laid-off in connection with the potential staff reductions, when needed, in order to adjust to lower plant utilization. Any future disputes with the employees’ committee and the Histadrut over the implementation or the interpretation or the renewal of the collective bargaining agreement may lead to additional labor costs and/or work stoppages, which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

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

We are incorporated under the laws of the State of Israel and some of our subsidiaries are organized under the laws of Delaware and Ireland and as a result, we are subject to local tax requirements and potential tax expenses in these territories. We store, distribute and sell our Proprietary products in multiple other countries in which we do not have any subsidiaries or physical presence; nevertheless, in some of these countries, pursuant to local legislation, we may be considered as “conducting business activities” which may expose us to certain reporting requirements and potential direct or indirect tax payments. Failure to comply with such local legislation may result in increased tax expenses, penalties and legal action against us, our subsidiaries or our executive officers.

Increasing use of artificial intelligence and new technologies could give rise to liability, breaches of data security, or reputational damage.

We and our employees increasingly utilize artificial intelligence (“AI”) tools to support various business functions. While these tools offer efficiencies, they may also result in potential inaccuracies and miscommunications leading to misunderstandings with stakeholders, such as customers and regulatory entities.

Furthermore, the use of AI solutions by our employees or third parties on which we rely, may lead to the public disclosure of confidential information (including personal data and proprietary information) in contravention of our internal policies, data protection laws, or contractual requirements.

In the future, we may consider the use of additional AI tools for various aspects of our business. While these advancements could provide significant benefits, they also present new risks. The integration of new AI technologies could lead to unforeseen technical challenges, increased reliance on AI systems, and potential disruptions in our operations. Additionally, the rapidly evolving nature of AI may necessitate continuous updates to our risk management strategies and compliance frameworks to address emerging ethical and regulatory concerns. As we expand our use of AI, we are committed to mitigating these risks through robust data protection measures, regular monitoring, and ongoing employee training; however, there can be no assurance that these measures will fully mitigate the associated risks.

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

Due to the extensive time needed to develop, test and obtain regulatory approval for our therapeutic candidates or any product we may sell or market, any patents that protect our therapeutic candidates or any product we may sell, or market may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of recombinant or generic products into the market and a subsequent decline in market share and profits.

In some cases, we may rely on our licensors or partners to conduct patent prosecution, patent maintenance or patent defense on our behalf. Therefore, our ability to ensure that these patents are properly prosecuted, maintained, or defended may be limited, which may adversely affect our rights in our therapeutic candidates and potential approved for marketing products. Any failure by our licensors or development or commercialization partners to properly conduct patent prosecution, maintenance, enforcement, or defense could materially harm our ability to obtain suitable patent protection covering our therapeutic candidates or products or ensure freedom to commercialize the products in view of third-party patent rights, thereby materially reducing our potential profits.

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

Our patents are due to expire at various dates between 2027 and 2044. However, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby limiting advantages of the patent. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not be issued in a form that will provide us with any competitive advantage. We also cannot guarantee that: any of our present or future patents or patent claims or other intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned; our intellectual property rights will provide competitive advantages or prevent competitors from making or selling competing products; our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties; any of our pending or future patent applications will be issued or have the coverage originally sought; our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; or we will not lose the ability to assert our intellectual property rights against, or to license our technology to, others and collect royalties or other payments. In addition, our competitors or others may design around our patents or protected technologies. Effective protection of our intellectual property rights may also be unavailable, limited or not applied in some countries, and even if available, we may fail to pursue or obtain necessary intellectual property protection in such countries. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents and other intellectual property rights, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In order to preserve and enforce our patent and other intellectual property rights, we may need to make claims, apply certain patent or other regulatory procedures or file lawsuits against third parties. Such proceedings could entail significant costs to us and divert our management’s attention from developing and commercializing our products. Lawsuits may ultimately be unsuccessful and may also subject us to counterclaims and cause our intellectual property rights to be challenged, narrowed, invalidated or held to be unenforceable.

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

Our success, like the success of many other biotechnology companies, is heavily dependent on intellectual property and on patents in particular. The procurement and enforcement of patents in the biotechnology industry is complex from a technological and legal standpoint, and the process is therefore costly, time-consuming and inherently uncertain. In addition, on September 16, 2011, the AIA was signed into law, introducing significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application with the United States Patent and Trademark Office (“USPTO”) after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. As a result of this change of law, if we do not promptly file a patent application at the time of a new product’s invention, and if a third party subsequently invented and patented such product, we would lose our right to patent such invention.

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

The conduct of our business, our Proprietary Products and/or Distribution products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. For example, certain of our competitors and other third parties own patents and patent applications in the realm of our biosimilars distribution products, or in areas relating to critical aspects of our business and technology, including the separation and purification of plasma proteins, the composition of AAT, the use of AAT for different indications, and the distribution or use of recombinant or biosimilar pharmaceutical products, and these competitors may in the future allege that we are infringing on their patent rights. We may face claims alleging that we are infringing, misappropriating, or otherwise violating the intellectual property rights of third parties, including trademarks, copyrights, or trade secrets. If such claims are brought against us, our strategic partners, or our manufacturing suppliers for Distribution products, we could incur significant legal expenses and, if unsuccessful in our defense, be required to pay substantial damages. Additionally, such claims could result in injunctions or other remedies that may force us or our partners to cease or delay the manufacturing, exportation, or sale of the affected products or product candidates, which could materially impact our business and operations. See also “In recent years we entered into agreements for future distribution in Israel of several biosimilar product candidates, and the successful future distribution of these products is dependent upon several factors some of which are beyond our control.”

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

Risks Related to Our Financial Position and Capital Resources

We have incurred significant losses since our inception and while we have been profitable in recent years, we may not be able to sustain profitability.

While we were profitable in the years ended December 31, 2024, and 2023 we incurred significant losses since inception and as of December 31, 2024, we had an accumulated deficit of $25.7 million.

The acquisition of the portfolio of four FDA-approved products in November 2021 resulted in the recognition of significant balances of intangible assets as well as contingent consideration and other long-term liabilities. The recognized value of the intangible assets is amortized over their expected useful life, resulting in significant amortization expenses captured as costs of goods sold and sales and marketing expenses. For each of the years ended December 31, 2024, 2023 and 2022, such amortization expenses totaled $7.1 million. The contingent consideration and other long-term liabilities are reevaluated at the end of each reporting period resulting in significant revaluation cost recognized as financial expenses. For the years ended December 31, 2024, 2023 and 2022, such financial expenses totaled $8.1 million, $1.0 million and $6.3 million, respectively. We estimate to incur these significant amortization and financial expenses for the foreseeable future.

While the acquisition of our portfolio of four FDA-approved plasma-derived hyperimmune commercial products represented an important growth driver and revenue source, there can be no assurance that we will be able to continue to reap the benefits of such acquisition and any other future acquisitions, and we may not be able to generate or sustain profitability in future years.

Our financial position and operations may be affected as a result of the indebtedness we may incur and the liabilities we assumed in connection with the acquisition of the portfolio of four FDA-approved products.

On November 15, 2021, to partially fund the acquisition of the portfolio of four FDA-approved products, we obtained a $40 million debt facility from Bank Hapoalim B.M., comprised of a $20 million short-term revolving credit facility and a $20 million five-year loan. In September 2023, we repaid in full the outstanding balance of the $20 million five-year loan. The credit facility was in effect for an initial period of 12 months, and effective as of January 1, 2023, the credit facility was reduced to NIS 35 million (approximately $10 million) and was extended for two additional periods of 12 months each through December 31, 2024. Through the end of 2024, we did not borrow any money under the credit facility.

On February 17, 2025, we converted the credit facility to a NIS 35 million on-call credit facility from Bank Hapoalim, with each loan thereunder bearing interest at a rate of 6.3%. As part of the conversion, we also undertook not to create a floating charge over all or materially all of our assets. In addition, the previous credit facility, as described above, has been terminated, together with our obligations to meet the financial covenants thereunder.

Borrowings under the on-call credit facility may have adverse consequences on our business, including:

●	expose us to the risk of increased interest rates;

●	prevent us from pledging our assets as collateral, which could limit our ability to obtain additional debt financing;

●	place us at a competitive disadvantage compared to our competitors that have less debt, better debt servicing options or stronger debt servicing capacity; and

●	increase our cost of borrowing.

In addition, as part of the acquisition of the portfolio of four FDA-approved products, we agreed to pay and assumed the following liabilities:

●	Up to $50 million of contingent consideration subject to the achievement of sales thresholds through December 31, 2034. As of December 31, 2024, the Company had paid the first two sales milestone payments on account of the contingent consideration and the third sales threshold is expected to be achieved during the first quarter of 2025 and subsequently paid.

●	A total amount of $14.2 million on account of acquired inventory to be paid in ten equal quarterly instalments of $1.5M each (or the remaining balance at the final instalment). As of December 31, 2024, we had paid all such instalments.

●	Future payment of royalties (some of which are perpetual) and milestone payments to third parties subject to the achievement of corresponding CYTOGAM related net sales thresholds and milestones.

The future payments of such obligations may have a significant effect on our cash availability in future periods and may potentially require us to assume more debt. For additional information, see Note 13 in our consolidated financial statements included in this Annual Report.

Our business requires substantial capital, including potential investments in large capital projects, to operate and grow and to achieve our strategy of realizing increased operating leverage, for which we may incur debt or issue additional equity.

In order to obtain and maintain FDA, EMA and other regulatory approvals for product candidates and new indications for existing products, we may be required to enhance the facilities and processes by which we manufacture existing products, to develop new product delivery mechanisms for existing products, to develop innovative product additions and to conduct clinical trials. We face a number of obstacles that we will need to overcome in order to achieve our operating goals, including but not limited to the successful development of experimental products for use in clinical trials, the design of clinical study protocols acceptable to the FDA, the EMA and other regulatory authorities, the successful outcome of clinical trials, scaling our manufacturing processes to produce commercial quantities or successfully transition technology, obtaining FDA, EMA and other regulatory approvals of the resulting products or processes and successfully marketing an approved or new product with applicable new processes. To finance these various activities, we may need to incur debt or issue additional equity. We may not be able to structure our debt obligations on favorable economic terms and any offering of additional equity would result in a dilution of the equity interests of our current shareholders. To the extent that we raise additional funds to fund our activities through debt financing, if available, it may result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

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

As of December 31, 2024, we had cash and cash equivalents of $78.4 million. We plan to fund our future operations through continued sales and distribution of our Proprietary Products and Distribution products, commercialization and/or out-licensing of our pipeline product candidates, and as requires raising additional capital through the sale of equity or debt. These amounts may not be sufficient to complete the research and development of all of our candidates, and there can be no assurances of the financial success of our commercialization activities or our ability to access the equity and debt capital markets on terms acceptable to us, if at all. To the extent we are unable to fund our research and development, our future product development activities could be materially adversely affected.

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

During periods of volatility and disruption in the U.S., European, Israeli or global credit markets, obtaining additional or replacement financing may be more difficult, and the cost of debt could be high. The high cost of debt may limit our ability to have cash on hand for working capital, capital expenditures and acquisitions on terms that are acceptable to us.

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

The market price of our ordinary shares is highly volatile and could be subject to wide fluctuations in price as a result of various factors, some of which are beyond our control. These factors include:

●	actual or anticipated fluctuations in our financial condition and operating results;

●	overall conditions in the specialty pharmaceuticals market;

●	loss of significant customers or changes to agreements with our strategic partners;

●	changes in laws or regulations applicable to our products;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	announcements of clinical trial results, technological innovations, significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

●	changes in key personnel;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	the issuance of new or updated research reports by securities analysts;

●	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

●	announcement of, or expectation of, additional financing efforts;

●	sales of our ordinary shares by us or our shareholders;

●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

●	The outcomes of litigation proceedings involving us;

●	Share price analyses or other information disseminated by analysts, influencers, and bloggers on social media platforms;

●	recalls and/or adverse events associated with our products; and

●	general political, economic and market conditions.

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

The trading market for our ordinary shares may be influenced by research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or, if they do, provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact our share price or trading volume.

Information published by influencers and bloggers on various social media platforms can cause significant volatility in our share price and trading volume, impacting investor perception and market stability.

The increased use of social media platforms and the influence of online content creators, such as influencers and bloggers as tools for analyzing and recommending investments in the securities market, present risks to the stability and valuation of our share price. Social media content can rapidly disseminate information, opinions, and rumors about our company and our securities, which may not always be accurate or based on verified facts and may be misleading. This can lead to several potential risks, including: (i) social-media-driven trends and sentiments can cause significant fluctuations in our share price, as evidenced by recent coverage of us by a social media influencer that resulted in an increase in our share price and trading volume; (ii) negative or misleading information spread through social media can harm our reputation or lead to a loss of investor confidence, thereby adversely affecting our share price and market capitalization; (iii) attracting regulatory attention which could lead to investigations or actions by regulatory authorities, potentially resulting in fines, sanctions, or other legal consequences; (iv) sudden surges in buying or selling activity driven by social media trends can lead to short-term price spikes or drops, which may not reflect our long-term value or strategic direction; and (v) the need to monitor and respond to social media content can divert management’s attention and resources from core business operations, resulting in significant costs and negatively impacting operational efficiency.

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

The FIMI Opportunity Funds collectively own 22,084,287 of our outstanding ordinary shares (representing an ownership percentage of 38.4% of the outstanding shares and 38.3% on a fully diluted basis as March,1 2025). Pursuant to a registration rights agreement entered into with FIMI Opportunity Funds on January 20, 2020, as amended on May 23, 2023, they have “demand” and “piggyback” registration rights covering the ordinary shares of our company held by them. All shares of FIMI Opportunity Funds sold pursuant to an offering covered by a registration statement would be freely transferable. Sales of a substantial number of shares of our ordinary shares, or the perception that the FIMI Opportunity Funds may exercise their registration rights, could put downward pressure on the market price of our ordinary shares and could impair our future ability to raise capital through an offering of our equity securities.

The significant share ownership positions and board representation of the FIMI Opportunity Funds and Leon Recanati may limit our shareholders’ ability to influence corporate matters.

The FIMI Opportunity Funds (three of whose partners are members of our board of directors, one of which serves as our chairman) and Leon Recanati, a member of our board of directors, beneficially owned, directly and indirectly, approximately 38.4% and 6.1% of our outstanding ordinary shares, respectively, as of March,1 2025. For additional information, see “Item 6. Directors, Senior Management and Employees — Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” Accordingly, the FIMI Opportunity Funds and Leon Recanati, through their equity ownership and board representation, individually and collectively, have significant influence over the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of directors (other than our external directors, for whose election the approval of the majority of shares held by non-controlling shareholders and non-interested shareholders is required under Israeli law) and the outcome of any proposed acquisition, merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

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

Generally, if, for any taxable year, (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value of our assets is attributable to assets that produce passive income or are held to produce passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares, and having interest charges apply to distributions by us and the proceeds of share sales. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation.”

Based upon the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2024, however, no assurances can be made in that regard. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation.

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

We may not pay dividends in the future.

While we have historically retained our earnings to finance operations and expand our business, on March 5, 2025, we announced a special cash dividend of $0.20 per share (approximately $11.5 million in the aggregate), with a record date (ex-dividend date) of March 17, 2025, which will be paid on April 7, 2025. We have not determined whether we will continue to make distributions in the future or refrain from similar distributions. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on a number of factors, including our financial condition, operating results, capital requirements, and other factors that the board of directors considers relevant. Israeli law limits our ability to declare and pay dividends and may subject our dividends to Israeli withholding taxes. In addition, any agreement that we may enter into in the future may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. Accordingly, investors should rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments. See Exhibit 2.1 “Description of Securities—Dividend and Liquidation Rights” and Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs — Taxation of Our Shareholders — Dividends.”

Risks Relating to Our Incorporation and Location in Israel

Our business could be adversely affected by political, economic and military instability in Israel and its region.

We are incorporated under Israeli law and our principal offices and manufacturing facilities are located in Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business.

Since the State of Israel was established in 1948 and in recent years, armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, which have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers. These attacks resulted in extensive deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and as a result, the Israeli military began to call-up reservists for active duty. See also “— Our operations may be disrupted by the obligations of personnel to perform military service.” Subsequent to the commencement of the Hamas-Israel war, Hezbollah in Lebanon launched missile, rocket and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel; and the Houthis, a military organization based in Yemen, launched a series of attacks on global shipping routes in the Red Sea, as well as direct attacks on various parts of Israel. In response to these attacks, the Israeli army carried out a number of targeted strikes on sites belonging to Hezbollah and conducted ground operations in southern Lebanon. In addition, in April and October 2024, Iran launched direct attacks on Israel, involving hundreds of drones and ballistic missiles launched directly towards highly populated civilian areas and military bases. In November 2024, a ceasefire agreement was reached between Hezbollah in Lebanon and Israel and in January 2025, a temporary ceasefire agreement was reached between Hamas in Gaza and Israel; however, we cannot predict if and to what extent these ceasefire agreements will remain in effect or be upheld.

While we have not been materially impacted by the conditions in Israel since the war broke out in October 2023, hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries, and we cannot predict how such conflicts will ultimately affect our business and operations (including our manufacturing facility in Beit Kama, which is located in southern Israel, approximately 20 miles east of the Gaza Strip, and supply chains) or Israel’s economy in general. These events could lead to increased costs, risks to employee safety, and challenges to business continuity, potentially resulting in financial losses.

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

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies such as by Moody’s, S&P Global, and Fitch.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel and Israeli companies. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods and services or restrict doing business with Israel and Israeli companies. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our sales to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Finally, political conditions within Israel may affect our operations. Israel held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects and the market price of our shares, as well as on our ability to raise additional capital, if deemed necessary by our management and board of directors.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2024, we had 374 employees based in Israel. Certain of our Israeli employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to active duty. In connection with the Israeli security cabinet’s declaration of war against Hamas in October 2023 and possible hostilities with other organizations and jurisdictions, several hundred thousand Israeli military reservists were drafted to perform immediate military service. While we have not been impacted to date by any absences of our personnel, our operations could be disrupted by the absence of a significant number of our employees related to their, or their spouse’s, military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

The tax benefits under Israel tax legislation that are or may be available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We obtained a tax ruling from the Israel Tax Authority (“ITA”) according to which, among other things, our activity was qualified as an “industrial activity,” as defined in the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), and was eligible for tax benefits as a “Privileged Enterprise,” which apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status expired at the end of 2023. We have applied for a new tax ruling from the ITA according to which, if approved, among other things, our activity would be qualified as an “industrial activity,” as defined in Investment Law, and our income from sales of our Proprietary Products (including royalties-based income) would be deemed “Preferred Income”, or “Preferred Technology Income” (in each case, within the meaning of the Investment Law), to the extent we meet the requirements of being a Preferred Technology Enterprise. There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future, including under the tax ruling (if obtained), or that we will be entitled to any additional benefits thereunder. If we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index, with interest.

In order to remain eligible for the tax benefits under the Investment Law, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and must also comply with the conditions set forth in the tax ruling (if obtained). These conditions may include, among other things, that the production, directly or through subcontractors, of all our products should be performed within certain regions of Israel. If we do not meet these requirements, the tax benefits would be reduced or canceled and we could be required to refund any tax benefits that we received in the past, in whole or in part, linked to the Israeli consumer price index, together with interest. Further, these tax benefits may be reduced or discontinued in the future. If these tax benefits are canceled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is 23% since 2018. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

In the future, we may not be eligible to receive additional tax benefits under the Investment Law if we increase certain of our activities outside of Israel. Additionally, in the event of a distribution of a dividend from the abovementioned tax exempt income, in addition to withholding tax at a rate of 20% (or a reduced rate under an applicable double tax treaty), we will be subject to tax on the otherwise exempt income (grossed-up to reflect the pre-tax income that we would have had to earn in order to distribute the dividend) at the applicable corporate tax rate, which would have been applied had we not benefited from the exemption. Similarly, in the event of our liquidation or a share buyback, we will be subject to tax on the grossed-up amount distributed or paid at the corporate tax rate which would have been applied had we not benefited from the exemption. For more information about applicable Israeli tax regulations, see “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

Tax matters, including changes in tax laws, adverse determinations by taxing authorities and imposition of new taxes, could adversely affect our results of operations and financial condition. Furthermore, we may not be able to fully utilize our net operating loss carryforwards.

We are subject to the tax laws and regulations of the State of Israel and numerous other jurisdictions in which we do business. Many judgments are required in determining our provision for income taxes and other tax liabilities, and the applicable tax authorities may not agree with our tax positions. In addition, our tax liabilities are subject to other significant risks and uncertainties, including those arising from potential changes in laws and/or regulations in the State of Israel and the other countries in which we do business, the possibility of adverse determinations with respect to the application of existing laws, changes in our business or structure and changes in the valuation of our deferred tax assets and liabilities. As of December 31, 2024, we had net operating loss carryforwards (“NOLs”) for Israeli tax purposes of approximately $13.4 million. If we are unable to fully utilize our NOLs to offset taxable income generated in the future, our future cash taxes could be materially and negatively impacted. For further detail regarding our NOLs, see Note 21 in our consolidated financial statements included in this Annual Report.

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

We are incorporated in Israel. All of our directors and most of our executive officers and the Israeli experts named in this Annual Report reside outside the United States. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

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

We compete in a market that involves rapidly changing technological and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, retain and develop the necessary personnel who can provide the expertise needed across the entire spectrum of our intellectual capital needs. While a number of our key who have substantial experience with our operations, we must also develop and exercise our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who depart with qualified or effective successors. Many of the companies with which we compete for experienced personnel have greater resources than us.

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

Our operations are subject to risks inherent in conducting business globally, including compliance with various laws, regulations and customs of various jurisdictions. Key risks include currency exchange fluctuations, changes in exchange controls, loss of business in government and public tenders, nationalization, expropriation, energy price volatility, raw material availability changes in taxation, import and export restrictions, and trade policy shifts. We also face risks related to anti-bribery and anti-corruption laws, such as the FCPA and the U.K. Bribery Act of 2010. Additional challenges include pricing restrictions, economic and political instability, cultural differences, intellectual property protection issues, and operational disruptions due to war, terrorism or social unrest.

Recent changes in U.S. and international trade policies, export controls, sanctions, and tariffs could further impact our operations. For instance, in February 2025, the U.S. imposed new tariffs on Canada, which are currently suspended while negotiations take place for a long-term agreement. Our products WINRHO SDF, HEPAGAM B and VARIZIG, are manufactured in Canada and imported to the United States; therefore, if the negotiations are not successful and additional tariffs on imports from Canada to the United States are implemented, the costs of these products would increase. Additionally, retaliatory tariffs imposed by other countries could further impact our sales and profitability. We may not be able to pass these increased costs onto our customers or otherwise mitigate these risks effectively, which could result in reduced profit margins and negatively affect our financial performance. These trade policy changes could also disrupt our supply chain, necessitating strategic adjustments to maintain operational efficiency and stability.

We must also comply with trade restrictions and economic sanctions, including restrictions on sales to parties that are listed on (or are owned or controlled by one or more parties listed on) denied party watch lists or restrictions on sale in certain regions. Sanctions laws pose potential liabilities, penalties and reputational risks. The dynamic nature of sanctions and geopolitical developments may necessitate withdrawing from or limiting exposure to certain markets. Despite having compliance policies, we may face liabilities due to actions by employees or third parties. Insurance companies’ risk assessments regarding sanctions may limit our ability to obtain insurance in certain markets in which we operate. For example, while our operations have not been materially impacted by Russia’s actions in Ukraine to date, we may face challenges in supplying products to our Russian distributor or receiving payments due to Russian government actions. Non-compliance or changes in applicable laws could have an adverse effect on our business, financial condition or results of operations.

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

Local business practices in jurisdictions in which we operate, and particularly in the MENA region, may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery laws and regulations (including the FCPA and the U.K. Bribery Act of 2010) to which we are subject. Although we implement policies and procedures designed to ensure compliance with these laws, we cannot guarantee that none of our employees, contractors, service providers, partners, distributors and agents, will violate our policies or applicable laws. Any such violation could have an adverse effect on our business and reputation and may expose us to criminal or civil enforcement actions, including penalties and fines.

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

Changes to tax legislation in the United States, as well as the issuance of administrative rulings or court decisions, could impact our business. Tax legislation enacted in recent years made significant and wide-ranging changes to the U.S. Internal Revenue Code of 1986, as amended. Many aspects of such legislation that could affect our business remain subject to considerable uncertainty. Further, it is impossible to predict the occurrence or timing of any additional tax legislation or other changes in tax law that materially affect our business or investors.

Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, might negatively impact our financial results.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards, including but not limited to IFRS 15 on revenue from contracts with customers, which we adopted in 2018, IFRS 16 on leases, which we adopted in 2019, IFRS 18, which is expected to be effective for annual reporting periods beginning on or after 1 January 2027, as well as changes in these standards interpretation, we might be required to change our accounting policies, particularly concerning revenue recognition. In addition, we may be required to alter our operational policies to reflect new or amended financial reporting standards, or to restate our published financial statements. Such changes might have an adverse effect on our reputation, business, financial position, and profit, or cause an adverse deviation from our revenue and operating profit targets.

Sustainability and environmental, social, and governance (“ESG”) initiatives could increase our costs or otherwise adversely impact our business.

In recent years, public companies have faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. While we may at times engage in voluntary ESG initiatives, such initiatives may be costly and may not have the desired effect. If our ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

Item 4. Information on the Company

A.	History and Development of the Company

Corporate Information

We were incorporated under the laws of the State of Israel on December 13, 1990, under the name Kamada Ltd. In August 2005, we successfully completed an initial public offering on the TASE. In June 2013, we successfully completed an initial public offering in the United States on the Nasdaq. The address of our principal executive office is 2 Holzman St., Science Park, P.O. Box 4081, Rehovot 7670402, Israel, and our telephone number is +972 8 9406472. Our website address is https://www.kamada.com/. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Annual Report. The SEC maintains a website at https://www.sec.gov/search-filings that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect the Annual Report on that website.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any United States federal or state court. The address of Puglisi & Associates is 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

Capital Expenditures

For a discussion of our principal capital expenditures for the three years ended December 31, 2024, and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.	Business Overview

We are a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. Our strategy is focused on driving profitable growth through four primary growth pillars:

First, organic growth from our commercial activities, including continued investment in the commercialization and life cycle management of our Proprietary Products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (“ASV”) products, and the products in our distribution segment portfolio, mainly through the launch of several biosimilar products in Israel.

Second, we aim to secure significant new business development, in-licensing, collaboration, and/or merger and acquisition (“M&A”) opportunities in 2025, which we anticipate will enhance our marketed products portfolio and leverage our financial strength and existing commercial infrastructure to drive long-term growth.

Third, we are expanding our plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support our increasing demand for hyper-immune plasma. We currently have two operating plasma collection centers in the United States, in Beaumont Texas and Houston Texas, and plan to open our third center in San Antonio, Texas, by the end of the first quarter of 2025.

Lastly, we are leveraging our manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with our lead product candidate Inhaled AAT, for which we are continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial.

Our Business

Commercial Activities.

Our commercial activities operate in two segments: the Proprietary Products segment and the Distribution segment.

Proprietary Products Segment. The Proprietary Products segment includes our six FDA approved plasma-derived biopharmaceutical products: KEDRAB, CYTOGAM, GLASSIA, WINRHO SDF, HEPAGAM B and VARIZIG, as well as KAMRAB, KAMRHO (D) and two types of equine-based ASV products. We distribute these products directly and through strategic partners or third-party distributors in over 30 countries. We manufacture our proprietary products at our cGMP production facility in Beit Kama, Israel, which is registered with the FDA, Israel, using our proprietary platform technology and know-how for the extraction and purification of proteins and immunoglobulins (“IgGs”) from human plasma, as well as at third party contract manufacturing facilities. In addition, our Proprietary Products segment includes our plasma collection operations, where we collect Anti-Rabies and Anti-D hyper-immune plasma for the manufacture of some of our products (WINRHO SDF, KAMRHO (D), KAMRAB and KEDRAB) as well as normal source plasma for sale to third-parties.

Our Proprietary Products segment sales totaled $141.4 million, $115.5 million and $102.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. Most revenues from the Proprietary Products segment are generated from sales in the United States (71%, 64% and 64% for the years ended December 31, 2024, 2023 and 2022, respectively). For more information regarding the geographical sales breakdown see “Item 5. Operating and Financial Review and Prospects.”

◾ KEDRAB. We market KEDRAB, a human rabies immune globulin (“HRIG”), in the United States through a strategic distribution and supply agreement with Kedrion. In December 2023, we entered into a binding memorandum of understanding with Kedrion for the amendment and extension of the distribution agreement between the parties, which represents the largest commercial agreement secured by us to date. Subsequently, in January 2025, we entered into the fifth amendment to the supply and distribution agreement, which memorializes the agreements and undertakings set forth in a binding memorandum of understanding, along with additional terms and conditions. Under these agreements, Kedrion committed to purchasing minimum quantities of KEDRAB during the first four years (i.e., 2024 through 2027) of the eight-year term that began in January 2024, generating projected minimum aggregate revenues for us of approximately $180.0 million over such four-year period, of which a minimum of approximately $135.0 million is to be acquired during the remaining three years of such four-year period (i.e., 2025 through 2027). Our revenues from sales of KEDRAB to Kedrion during 2024 totaled $50.0 million as compared to $32.8 million and $16.2 million during 2023 and 2022, respectively. Such increase in 2024 and 2023 reflects the increased demand for KEDRAB in the U.S. market as well as improved financial terms under the 2025 fifth amendment to the supply and distribution agreement. The distribution and supply agreement includes the potential expansion of KEDRAB distribution by Kedrion to other territories beyond the United States.

◾ CYTOGAM. We sell CYTOGAM, CMV-IGIV, indicated for prophylaxis of CMV disease associated with solid organ transplantation in the United States and Canada. CYTOGAM, manufactured at our Israeli facility, has been available for commercial sale in the United States and Canada since the fourth quarter of 2023, following FDA and Health Canada approval of the CYTOGAM technology transfer process in May 2023 and July 2023, respectively. Total revenues from CYTOGAM sales for the years ended December 31, 2024, 2023 and 2022 were $22.5 million, $17.2 million and $22.6 million, respectively. Revenues generated by CYTOGAM during 2024 reflect a return to the levels experienced in 2022. We believe that our ongoing clinical and medical affairs activities, which include collaborations with leading U.S-based solid organ transplantation experts, to generate and present new real-world data on the benefits of CYTOGAM, as well as planned prospective investigator-initiated studies evaluating the benefits and potential innovative uses of CYTOGAM, will continue to raise awareness for CYTOGAM. These efforts aim to explore new approaches to current clinical practices in CMV prevention in solid organ transplantation, which are expected to support sustained sales growth for CYTOGAM. We believe that the decline in CYTOGAM sales in 2023 compared to 2022 was primarily due to inventory management by wholesalers during the first nine months of the year, until new batches of CYTOGAM manufactured at our Israeli facility became available, commencing during the fourth quarter of 2023.

We expect that KEDRAB and CYTOGAM, which combined accounted for more than 50% of our gross profitability in the year ended December 31, 2024, will continue to be our two leading products in our existing Proprietary Products portfolio for the foreseeable future.

◾     WINRHO SDF, HEPAGAM B and VARIZIG. We sell WINRHO SDF, HEPAGAM B and VARIZIG in the United States, Canada, and several other international markets, mainly in South America and the MENA region. Total revenues from sales of these products for the years ended December 31, 2024, 2023 and 2022, was $22.3 million, $26.7 million and $29.5 million, respectively. The revenue decrease during 2024 as compared to prior years was primarily due to reduced sales of VARIZIG to an international organization. VARIZIG was supplied under an agreement with such international organization from the fourth quarter of 2022 through the first half of 2023, with no sales of the product to this international organization during 2024. In December 2024, we were awarded a tender from such international organization to supply VARIZIG for distribution across Latin America for the years 2025-2027, and we forecast increased sales during 2025. We believe that the decline in sales of these products in 2023 compared to 2022 was primarily due to inventory management by our distributors as well as changes in supply schedules related to certain tenders.

◾ GLASSIA. We are entitled to royalty income on sales by Takeda of GLASSIA in the United States and, commencing in 2024, in Canada. Additionally, we will be entitled to royalty income on sales of GLASSIA by Takeda in Australia and New Zealand, to the extent that GLASSIA will be approved, and sales will be generated in these markets by Takeda in the future. The royalty income is at a rate of 12% on net consolidated sales (in all applicable territories) through August 2025, and at a rate of 6% thereafter, until 2040, with a guaranteed minimum of $5 million annually from 2022 to 2040. In 2024, we recognized $16.9 million in royalty income from Takeda, as compared to $16.1 million and $12.2 million in 2023 and 2022 (for the period from March to December 2022), respectively. In 2022, we also recognized a $2.0 million one-time payment on account of the transfer of the GLASSIA U.S. Biologics License Application (“BLA”) to Takeda. Based on current GLASSIA sales and forecasted future growth, we expect annual royalties on sales of GLASSIA by Takeda in the range of $10 million to $20 million per year for 2025 to 2040.

We also market GLASSIA in other counties, mainly Argentina, Russia, Israel and more recently in Switzerland (in some of these markets under a different brand name), through local distributors. Total revenues derived from GLASSIA sales in these other countries during 2024 was $15.2 million, as compared to $7.4 million and $5.9 million during 2023 and 2022, respectively. These ex-U.S. GLASSIA sales generated a gross margin exceeding 40% for the year ended December 31, 2024. The revenue increase in 2024 in comparison to 2023 and 2022 is due to patients newly diagnosed with AATD receiving GLASSIA treatment, as well as favorable market conditions and pricing terms with our distributors.

◾     Other Proprietary Products. Our total revenues from the sales of our other Proprietary Products, including KAMRAB (a HRIG sold by us outside the U.S. market) and KAMRHO (D) IM (for prophylaxis of hemolytic disease of newborns), as well as our ASVs sold to the IMOH, were $14.5 million in 2024, as compared to $15.3 million and $14.2 million during 2023 and 2022, respectively.

◾ Plasma Collection. While we remain dependent on third-party supplies of hyper-immune plasma for the manufacturing of our Proprietary Products, we believe that the expansion of our plasma collection capabilities will better support our hyper-immune plasma needs, potentially lower our raw material costs, and generate additional revenue through sales of collected normal source plasma to third parties. In 2024, we significantly expanded our hyper-immune plasma collection operations with the opening of our new plasma collection center in Houston, Texas, which is expected to become one of the largest hyper-immune plasma collection sites in the United States and will also collect normal source plasma for sale to third parties. Additionally, we own a plasma collection center in Beaumont, Texas, acquired in March 2021, which is registered with the FDA and specializes in the collection of hyper-immune plasma for the manufacture of WINRHO SDF, KAMRHO (D), KAMRAB and KEDRAB. In addition, we are in the advanced stages of construction of our third plasma collection site in San Antonio, Texas, which is expected to open by the end of the first quarter of 2025. Each of the Houston and San Antonio collection centers, once fully operational, is expected to contribute annual revenues of $8 million to $10 million in sales of normal source plasma.

Distribution Segment

In the Distribution segment, we leverage our expertise and presence in the Israeli biopharmaceutical market to distribute in Israel more than 25 pharmaceutical products, exclusively licensed from international manufacturers. Sales generated by our Distribution segment during 2024 totaled $19.5 million, as compared to $27.1 million and $26.7 million during 2023 and 2022, respectively. The decrease in revenues during 2024 is primarily the result of reduction in our sales of intravenous immunoglobulin (“IVIG”), sold in Israel as part of annual tenders of local HMOs and hospitals, due to a significant reduction in market prices for this product category and increased competition. Our gross profitability in the Distribution segment decreased during 2024, also affected by the reduction in IVIG sales, write-downs of remaining short dated IVIG inventory and increased importation-related logistics costs due to limitations in air travel to Israel during 2024.

As part of our Distribution segment, we have licensed a portfolio of biosimilar products from multiple international companies for distribution in Israel. We launched the first product of this portfolio in Israel during the first quarter of 2024, generating $1.5 million in sales during 2024. Subject to EMA and subsequently IMOH approvals, two additional biosimilar products are expected to be launched during 2025 and the remaining biosimilar products are expected to be launched in Israel over the coming years, at a rate of 1-3 products per year, while continuing to explore opportunities to in-license additional biosimilar products and expand the portfolio. We believe that sales generated by the launch of the biosimilar products will serve as a major growth and profitability catalyst for our Distribution segment. We estimate that revenues from the sales of our existing biosimilar products portfolio in Israel will increase to between approximately $15 million to $20 million within the next five years and will continue to grow thereafter, subject to the continued launch of the entire portfolio as scheduled.

Strategic Transactions

We are actively seeking new business development, in-licensing, collaboration, and/or M&A opportunities in 2025. These anticipated transactions aim to leverage our financial strength, enhance our marketed products portfolio and leverage synergies with our existing commercial operations. We are targeting the acquisition or in-licensing of commercial products for distribution by us in markets we currently operate, particularly the U.S. market. These products may be plasma derived, allowing us to utilize manufacturing synergies, or non-plasma derived, leveraging our commercial, marketing and distribution capabilities to diversify our offerings and address a broader range of specialty, rare and serious conditions. We may also explore manufacturing services agreements to manufacture plasma-derived products for other companies, which can provide additional revenue streams and leverage our expertise in plasma-derived biopharmaceuticals.

Inhaled AAT Phase 3 Pivotal Study

In addition to our commercial operation, we invest in research and development of new product candidates, targeting significant unmet medical needs. Our leading investigational product is Inhaled AAT for AATD, for which we are continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. In January 2025, we announced that the FDA confirmed its agreement with our proposal to change the two-sided Type 1 error rate control from 5% to 10% (p-value of 0.1) for the pivotal Phase 3 InnovAATe clinical trial. Based on this change in the p-value, as well as additional expected revisions to the study’s SAP, we plan to reduce the study sample size from 220 patients to approximately 180 patients, while maintaining the trial’s statistical power. We plan to submit the revised SAP to the FDA and to conduct an interim futility analysis for the InnovAATe clinical study by the end of 2025. In addition, we are also seeking collaborations with potential partners to bring this product to market. We have additional product candidates in the early development stage. For additional information regarding our research and development activities, see “— Our Development Product Pipeline”.

2025 Financial Guidance

We currently expect to generate total revenues for the fiscal year 2025 in the range of $178 million to $182 million and adjusted EBITDA in the range of $38 million to $42 million. The midpoint of the projected 2025 revenue and adjusted EBITDA forecast represents a year-over-year increase of 12% in revenues and 17% in adjusted EBITDA. For details regarding the use of non-IFRS measures, see “Item 5. Operating and Financial Review and Prospectus—Non-IFRS Financial Measures.”

Our Commercial Product Portfolio

Our commercial products portfolio is comprised of our proprietary plasma-derived biopharmaceutical products in our Proprietary Products segment, which are marketed and sold directly or through strategic partners and local distributers in the United States, Canada, and various other international markets, and licensed products, some of which are plasma-derived, which are marketed and sold by us in our Distribution segment in Israel.

Proprietary Products Segment

Our products in the Proprietary Products segment consist of plasma derived IgGs and protein therapeutics derived from human plasma, which are administered by injection or infusion. We also manufacture ASV products from equine based serum.

The following tables list our Proprietary Products:

Product	Indication	Active Ingredient
KAMRAB/ KEDRAB	Prophylaxis of rabies disease	Anti-rabies immunoglobulin (Human)

CYTOGAM	Prophylaxis of Cytomegalovirus (CMV) disease in kidney, lung, liver, pancreas, heart and heart/lung transplants	Cytomegalovirus Immunoglobulin Intravenous (Human)

VARIZIG	Post-exposure prophylaxis of Varicella in high-risk individuals	Varicella Zoster Immunoglobulin (Human)

WINRHO SDF	Immune thrombocytopenic purpura (ITP) and suppression of rhesus isoimmunization (RH)	Rho(D) immunoglobulin (Human)

HEPAGAM B	Prevention of Hepatitis B recurrence liver transplants and post-exposure prophylaxis	Hepatitis B immunoglobulin (Human)

GLASSIA (or VENTIA/RESPIKAM in certain countries)	Intravenous AATD	Alpha-1 Antitrypsin (Human)

KAMRHO (D) IM	Prophylaxis of hemolytic disease of newborns	Rho(D) immunoglobulin (Human)

Echis coloratus Antiserum, Vipera palaestinae Antiserum	Treatment of snake bites by the Vipera palaestinae and the Echis coloratus	Anti-snake venom

Proprietary Products

KAMRAB/KEDRAB

KAMRAB is a hyper-immune plasma-derived therapeutic for prophylactic treatment against rabies infection that is administered to patients after exposure to an animal suspected of being infected with rabies. KAMRAB is manufactured at our manufacturing facility in Beit Kama, Israel from plasma that contains high levels of antibodies from donors that were previously vaccinated by an active rabies vaccine. KAMRAB is administered by a one-time injection, and the precise dosage is a function of the patient’s weight (20 IU/kg).

According to WHO, rabies is estimated to cause 59,000 human deaths annually in over 150 countries and each year more than 29 million people worldwide receive a post-bite rabies vaccination, which is estimated to prevent hundreds of thousands of rabies deaths annually. The U.S. Centers for Disease Control and Prevention (CDC) recommends that post-exposure prophylaxis (“PEP") treatment for people who have never been vaccinated against rabies previously should always include administration of both HRIG and rabies vaccine. According to the CDC, the combination of HRIG and vaccination is recommended for both bite and non-bite exposures, regardless of the interval between exposure and initiation of treatment.

In July 2011, we entered into a strategic supply and distribution agreement with Kedrion, as amended from time to time, for the clinical development and marketing in the United States of KAMRAB. See “— Strategic Partnerships — Kedrion (KEDRAB and Other Products Distributed in Israel).” Based on the results of a phase 2/3 clinical study, in August 2017, we received FDA approval for the marketing of KAMRAB in the United States for PEP against rabies infection, and in April 2018 we, together with Kedrion, launched the product in the United States under the trademark KEDRAB.

In June 2021, the FDA approved a label update for KEDRAB, establishing the product’s safety and effectiveness in children aged 0 to 17 years. The updates to the KEDRAB label were based on data from the KEDRAB U.S. post-marketing pediatric study, the first and only clinical trial to establish pediatric safety and effectiveness of any HRIG in the United States. The KEDRAB U.S. pediatric trial was conducted at two sites, one in Arkansas and another in Rhode Island. The study included 30 pediatric patients (ages 0-17 years old), each of whom received KEDRAB as part of PEP treatment following exposure or suspected exposure to an animal suspected or confirmed to be rabid, and safety follow-up was conducted for up to 84 days. The primary objective of the study was to confirm the safety of KEDRAB in the pediatric population. Secondary objectives included the evaluation of antibody levels and the effectiveness of KEDRAB in the prevention of rabies disease when administered with a rabies vaccine according to the PEP recommended guidelines. No serious adverse events were observed during the study. No incidence of rabies disease or deaths were recorded throughout the 84-day study period.

In December 2023, we entered into a binding memorandum of understanding with Kedrion for the amendment and extension of the distribution agreement between the parties, which represents the largest commercial agreement secured by us to date. Subsequently, in January 2025, we entered into the fifth amendment to the supply and distribution agreement, which memorializes the agreements and undertakings set forth in the binding memorandum of understanding, along with additional terms and conditions. Under these agreements, Kedrion committed to purchasing minimum quantities of KEDRAB during the first four years (i.e., 2024 through 2027) of the eight-year term that began in January 2024, generating projected minimum aggregate revenues for us of approximately $180.0 million over such four-year period of which a minimum of approximately $135.0 million is to be acquired during the remaining three years of such four-year period (i.e., 2025 through 2027). Our revenues from sales of KEDRAB to Kedrion during 2024 totaled $50.0 million as compared to $32.8 million and $16.2 million during 2023 and 2022, respectively. Such increase in 2024 and 2023 reflects the increased demand for KEDRAB in the U.S. market, as well as the improved financial terms under the 2025 amendment to the supply and distribution agreement. KEDRAB’s in-market sales in the United States grew significantly in 2024 and 2023. The distribution and supply agreement, as amended, includes the potential expansion of KEDRAB distribution by Kedrion to other territories beyond the United States.

In December 2024, we secured an agreement to supply KAMRAB to an international organization, which also serves as Regional Office for the WHO, for further distribution in Latin America through the years 2025-2027.

CYTOGAM

CYTOGAM (CMV-IGIV) is indicated for CMV disease associated with the transplantation of the kidney, lung, liver, pancreas and heart. CYTOGAM, approved by the FDA in 1998, is the sole FDA-approved IgG product for this indication, and was acquired by us from Saol in November 2021.

CYTOGAM is administered within 72 hours after transplantation and then in weeks 2, 4, 6, 8, 12 and 16 after transplantation. The precise dosage is adjusted according to the patient’s weight. CMV seroprevalence in the United States is estimated at 75% among adults. CMV is typically passed through direct personal contact. A seropositive status indicates exposure to the virus and development of antibodies against CMV. After initial infection, CMV establishes lifelong latency in the host. Immunocompetent individuals possess adequate immunity to protect them from infection and clinical symptoms, whereas immunocompromised patients, such as solid organ transplant patients, are vulnerable to both de novo primary and reactivation CMV infections. In the case of a solid organ transplant, CMV seronegative recipients (recipient negative (R-)) receiving CMV seropositive organs (donor positive (D+)) have the highest risk of CMV infection and disease. The weighted average incidence of CMV disease from clinical trials with current preventative strategies in CMV D+/R- patients has been reported as 25% in kidney 13% in liver, 15% in lung, and 10% in heart transplant recipients. Investigational studies have shown that administration of CMV-IGIV is associated with neutralization of free CMV particles and immunomodulation that may attenuate and reduce the incidence of CMV disease post-transplant as part of a prophylactic regimen that includes concomitant anti-viral therapy.

Based on the Organ Procurement and Transplantation Network, more than 48,000 solid organ transplant procedures were performed in the United States in 2024. Transplantation numbers have grown as a result of increasing and more effective usage of organs from less traditional donors, including older individuals and people who have died of cardiorespiratory failure. Several available antivirals (ganciclovir and valganciclovir) are being used and are considered standards of care for the prevention of CMV infection in high-risk patients. As CMV infection in immunocompromised solid organ transplant patients can be severe and life-threatening, we believe that administration of CYTOGAM together with the available antivirals may provide additional protection in preventing CMV disease for certain high-risk transplant populations, such as lung and heart transplant, due to its complementary mechanism of action to antiviral drug therapy. We believe there is an under-utilization of CYTOGAM as CMV prophylaxis in CMV high-risk patients, including due to the lack of systematic data generation. We are currently advancing an ongoing clinical program, which includes prospective investigator-initiated studies, aimed at highlighting the benefits of CYTOGAM and identifying potential innovative applications. Through our continuous efforts to communicate new and existing clinical data on CYTOGAM, including the benefits of combination of CYTOGAM and antiviral therapy, we aim to achieve increased utilization of CYTOGAM.

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

CYTOGAM is registered and sold primarily in the United States and Canada. We are currently engaging KOLs in the United States for scientific knowledge exchange and to support further research of CYTOGAM, primarily in the form of investigator-initiated studies, including a prospective, randomized, multicenter study. In November 2024, the second annual Kamada Scientific Advisory Board, consisting of eight U.S.-based renowned thought leaders in CMV and solid organ transplant, was held, during which the current landscape for CMV management in transplantation was reviewed, including challenges and potential opportunities for CYTOGAM, the U.S. clinical program, future potential research and development possibilities, and educational efforts for 2025.

CYTOGAM is manufactured at our facility in Beit Kama, Israel has been available for commercial sale in the United States since October 2023, following FDA approval of the technology transfer to manufacture CYTOGAM at our facility, which was obtained in May 2023. We had initially received FDA acknowledgment for the transfer of the ownership of the U.S. BLA for CYTOGAM in September 2022 and during December 2022, we submitted an application to the FDA, as a prior approval supplement (PAS), to manufacture CYTOGAM at the Beit Kama facility. The FDA approval represents the successful conclusion of the technology transfer process of CYTOGAM from the previous manufacturer, CSL Behring. During the fourth quarter of 2023, CYTOGAM manufactured at our facility in Beit Kama was shipped to Canada for the first time, following Health Canada’s approval to manufacture CYTOGAM at our facility, which was obtained in July 2023. We had initially obtained approval from Health Canada for the transfer of the drug identification number (“DIN”) for CYTOGAM in June 2022 and in January 2023, we submitted a technology transfer application to Health Canada.

Total revenues from sales of CYTOGAM for the years ended December 31, 2024, 2023 and 2022, were $22.5 million, $17.2 million and $22.6 million, respectively. Revenues generated by CYTOGAM during 2024 reflect a return to the levels experienced in 2022. We believe that our ongoing clinical and medical affairs activities, which include collaborations with leading U.S-based solid organ transplantation experts, to generate and present new real-world data on the benefits of CYTOGAM, as well as planned prospective investigator-initiated studies evaluating the benefits and potential innovative uses of CYTOGAM, will continue to raise awareness for CYTOGAM. These efforts aim to explore new approaches to current clinical practices in CMV prevention in solid organ transplantation, which are expected to support sustained sales growth for CYTOGAM. We believe that the decline in CYTOGAM sales in 2023 compared to 2022 was primarily due to inventory management by wholesalers during the first nine months of the year, until new batches of CYTOGAM manufactured at our Israeli facility became available, commencing during the fourth quarter of 2023.

GLASSIA

GLASSIA is an intravenous AAT product produced from plasma, that is indicated by the FDA for chronic augmentation and maintenance therapy in adults with emphysema due to congenital AATD. AAT is a naturally occurring protein found in a derivative of plasma known as fraction IV. AAT regulates the activity of certain white blood cells known as neutrophils and reduces cell inflammation. Patients with genetic AATD suffer from a chronic inflammatory state, lung tissue damage and a decrease in lung function. While GLASSIA does not cure AATD, it supplements the patient’s insufficient physiological levels of AAT and is administered as a chronic treatment. As such, the patient must take GLASSIA indefinitely over the course of his or her life, in order to maintain the benefits provided by it. GLASSIA is administered through a single weekly intravenous infusion.

In the United States and Europe, we believe that AATD is currently significantly under-diagnosed and under-treated. Based on information published by the Alpha-1 Foundation, there are approximately 100,000 people with AATD in the United States and about the same number in Europe, and we estimate, based on medical literature, that less than 10% of all potential cases of AATD are treated. We believe that the primary reasons for this significant gap in the United States and Europe are under diagnosis of patients suffering from AATD, the absence of insurance reimbursement in various European countries, lengthy and complicated regulatory and reimbursement processes required to commence sales of AAT products in new markets. Similar reasons limit the diagnosis and usage of AATD treatment in other territories outside of the U.S. and Europe. We expect the number of patients treated for AATD to continue to increase going forward as awareness of AATD increases and given that a number of European countries have recently approved reimbursement for treatment of AATD, we believe that additional European countries will approve such reimbursement during the coming years. Based on a market analysis report published in 2023 by Cantor Fitzgerald, the global AATD augmentation therapy market is expected to grow at a compound annual growth rate of 7.2% at least through 2032.

The estimated annual cost of treatment in the United States is between $80,000 and $120,000 per each AATD patient, depending on the patient’s body weight. In the United States, in some of the European countries and in Israel, Argentina and Russia we believe that most of the cost of treatment is covered by medical insurance programs.

GLASSIA was the first FDA-approved liquid AAT, which is ready for infusion and does not require reconstitution and mixing before infusion, as is required from most other competing products. Additionally, in June 2016, the FDA approved an expanded label of GLASSIA for self-infusion at home after appropriate training. GLASSIA has a number of advantages over other lyophilized intravenous AAT products, including the reduction of the risk of contamination during the preparation and infection during the infusion, reduced potential for allergic reactions due to the absence of stabilizing agents, simple and easy use by the patient or nurse, and the possible reduction of the nurse’s time during home visits, in the clinic or in the hospital and the ability of some of the patients to self-infuse at home.

GLASSIA obtained FDA approval in July 2010 and sales commenced in October 2010. As part of the approval, the FDA requested that we conduct post-approval Phase 4 clinical trials, as is common in the pharmaceutical industry, aimed at collecting additional safety and efficacy data for GLASSIA. According to our agreement with Takeda (See “— Strategic Partnerships — Takeda (Glassia)”), the Phase 4 clinical trials are financed and managed by Takeda, provided that if the cost of such Phase 4 clinical trials exceeds a pre-defined amount, we will participate in financing such trial up to a certain amount by offsetting such amounts from future royalties due from Takeda. The first Phase 4 safety study completed enrollment of a total of 30 subjects in the United States and Canada during 2020 and its clinical study report was completed and was submitted to the FDA in 2022. The second Phase 4 efficacy study was initiated during 2016 and was terminated two years after initiation based on the DSMB’s recommendation due to very low recruitment rates. In 2019, Takeda submitted a revised Phase 4 protocol to the FDA. Following several interactions with the FDA with respect to the Phase 4 efficacy study requirements, Takeda decided not to continue to pursue the study, and the current study status with the FDA is delayed.

The majority of GLASSIA sales are in the United States, and, commencing in 2024, GLASSIA is also sold in Canada. Sales of GLASSIA in the United States and in Canada are made by Takeda through our companies’ strategic partnership. Since March 2022, we have been receiving royalties on GLASSIA sales manufactured by Takeda in the United States, and, commencing in 2024, in Canada. We will be entitled to royalty income on sales of GLASSIA by Takeda in Australia and New Zealand, to the extent that GLASSIA will be approved, and sales will be generated in these markets by Takeda in the future. The royalty income is at a rate of 12% on net consolidated sales (in all applicable territories) through August 2025, and at a rate of 6% thereafter, until 2040, with a guaranteed minimum of $5 million annually from 2022 to 2040. Through 2021, we generated revenues from sales of GLASSIA, manufactured by us, to Takeda for further distribution in the United States. During 2021, Takeda completed the technology transfer of GLASSIA manufacturing to its facility in Belgium, received the required FDA approval, and began its own production of GLASSIA for the U.S. market. In addition, Takeda obtained a marketing authorization approval for GLASSIA from Health Canada in 2021. In December 2023, Takeda announced that it entered into a two-year contract with the CBS for the supply of GLASSIA, which commenced in early 2024. In 2024, we recognized $16.9 million in sales-based royalty income from Takeda, as compared to $16.1 million and $12.2 in 2023 and 2022, respectively. In 2022, we also recognized a $2.0 million one-time payment on account of the transfer of the GLASSIA U.S. BLA to Takeda. Based on current GLASSIA sales and forecasted future growth, we expect annual royalties on sales of GLASSIA by Takeda in the range of $10 million to $20 million per year for 2025 to 2040.

We also market GLASSIA in other counties, mainly Argentina, Russia, Israel and, more recently, in Switzerland (in some of these markets under a different brand name), through local distributors. Total revenues derived from GLASSIA sales in these other countries during 2024 was $15.2 million, as compared to $7.4 million and $5.9 million during 2023 and 2022, respectively. These ex-U.S. market GLASSIA sales generated a gross margin exceeding 40% for the year ended December 31, 2024. The revenue increase in 2024 in comparison to 2023 and 2022 is due to patients newly diagnosed with AATD receiving GLASSIA treatment, as well as favorable market conditions and pricing terms with our distributors. In May 2023, Swissmedic, the national authorization and supervisory authority for drugs and medical products in Switzerland, granted marketing authorization for GLASSIA for AATD in Switzerland. We have partnered with the IDEOGEN Group, a company focused on the commercialization of specialty medicines for rare diseases across Europe, for the commercialization of GLASSIA in Switzerland, and GLASSIA was commercially launched in Switzerland in December 2023, upon obtaining the required reimbursement coverage.

WINRHO SDF

WINRHO SDF is a Rho(D) Immune Globulin Intravenous (Human) product indicated for use in clinical situations requiring an increase in platelet count to prevent excessive hemorrhage in the treatment of non-splenectomies, for Rho(D)-positive children with chronic or acute immune thrombocytopenic purpura (“ITP”), adults with chronic ITP, and children and adults with ITP secondary to HIV infection. WINRHO SDF is also used for suppression of Rhesus (Rh) Isoimmunization during pregnancy and other obstetric conditions in non-sensitized, Rho(D)-negative women. WINRHO SDF, approved by the FDA in 1995, was acquired by us from Saol in November 2021.

ITP is a blood disorder characterized by a decrease in the number of platelets – the cells that help blood clot. Findings published during 2019 suggest that nearly 20,000 children and adults are newly diagnosed with ITP each year in the United States. Rho(D) immunoglobulin is an effective option for rapidly increasing platelet counts in patients with symptomatic ITP.

Hemolytic Disease of the Newborn (“HDN”) is a blood disorder in a fetus or newborn infant. In some infants, it can be fatal. During pregnancy, Red Blood Cells (“RBCs”) from the unborn baby can cross into the mother’s blood through the placenta. HDN occurs when the immune system of the mother sees a baby’s RBCs as foreign. Antibodies then develop against the baby’s RBCs. These antibodies attack the RBCs in the baby’s blood and cause them to break down too early. Rho(D) immunoglobulin is administered to Rh-negative pregnant women as prophylactic therapy, to prevent the disease.

In the U.S. market, WINRHO SDF is primarily used for the treatment of ITP. Following an FDA black box warning for Intravascular Hemolysis (IVH) issued in 2011, as well as the introduction of new ITP therapies, its sales in the U.S. market declined significantly between 2011 to 2017 and have since remained relatively flat. Currently, WINRHO SDF competes in the U.S. market with other ITP treatments, including TPO-RA agents (e.g., Eltrombopag), corticosteroids, IVIG and splenectomy. In 2024 WINRHO SDF was extensively used for the first time in the United States to treat HDN due to a shortage of competing products. This shortage was resolved by the fourth quarter of 2024, leading to a return of its primary use for ITP treatment.

We obtained FDA acknowledgment for the transfer of the ownership of the BLA for WINRHO SDF in September 2022. The ownership transfer of the DIN for WINRHO was approved by Health Canada in June 2022. We have obtained approval for the transfer of registration ownership of the product in all other applicable territories, other than Hong Kong, where the process is ongoing.

WINRHO SDF is currently manufactured by Emergent under a contract manufacturing agreement assigned to us by Saol upon the consummation of the acquisition. We expect to continue manufacturing the product with Emergent in the foreseeable future and are planning to initiate a technology transfer to transition the manufacturing of WINRHO SDF to our facility in Beit Kama, Israel. Such a technology transfer would be subject to entering into a new amended manufacturing services agreement with Emergent, covering operational aspects and technology transfer related services. We anticipate that, once initiated, such technology transfer could be completed within four to five years.

Our KAMRHO (D) is a comparable product to WINRHO SDF and is approved for HDN in various international markets. The two products are registered and distributed in different markets.

HEPAGAM B

HEPAGAM B is a hepatitis B Immune Globulin (Human) (HBIG) product indicated to both prevent hepatitis B virus (HBV) recurrence following liver transplantation in hepatitis B surface antigen positive (HBsAg- positive) patients and to provide PEP treatment. HEPAGAM B, which was approved by the FDA in 2006 for PEP and in 2007 as a prevention therapy, was acquired by us from Saol in November 2021.

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

In the U.S. market, HEPAGAM B is primarily used for post-transplant prophylaxis, where it competes with Nabi-HB, a product of ADMA. We believe that our ongoing registration and marketing activities in additional countries, will support the continued usage of HEPAGAM B in ex-U.S. markets.

We received FDA acknowledgment for the transfer of the ownership of the BLA for HEPAGAM B in September 2022. Health Canada approved the DIN ownership transfer in October 2022. We have obtained approval for the transfer of registration ownership of the product in all other applicable territories.

HEPAGAM B is currently manufactured by Emergent under a contract manufacturing agreement assigned by Saol upon the consummation of the acquisition. We expect to continue manufacturing the product with Emergent in the foreseeable future and are planning to initiate a technology transfer to transition the manufacturing of HEPAGAM B to our facility in Beit Kama, Israel. Such a technology transfer would be subject to entering into a new amended manufacturing services agreement with Emergent, covering operational aspects and technology transfer related services. We anticipate that, once initiated, such technology transfer could be completed within four to five years.

VARIZIG

VARIZIG (Varicella Zoster Immune Globulin (Human)) is a product that contains antibodies specific for Varicella-zoster virus (“VZV”), and it is indicated for post-exposure prophylaxis of varicella (chickenpox) in high-risk patient groups, including immunocompromised children, newborns, and pregnant women. VARIZIG is intended to reduce the severity of chickenpox infections in these patients. The CDC recommends Varicella zoster immune globulin (human) (such as VARIZIG) for post-exposure prophylaxis of varicella for persons at high-risk for severe disease who lack evidence of immunity to varicella. VARIZIG, approved by the FDA in 2012, is the sole FDA-approved IgG product for this indication, and was acquired by us from Saol in November 2021.

VZV causes varicella (chicken pox) and herpes zoster (shingles). Varicella is a common childhood illness. Herpes zoster is caused by the reactivation of VZV. The incidence of herpes zoster increases with age or immunosuppression. Individuals at highest risk of developing severe or complicated varicella include immunocompromised individuals, preterm infants, and pregnant women. It has been demonstrated that administering VARIZIG post-exposure to VZV is associated with low rates of varicella in high-risk patients and reduces severity of varicella in immunocompromised children and adults.

We received FDA acknowledgment for the transfer of the ownership transfer of the BLA for VARIZIG in September 2022. Health Canada approved the DIN ownership transfer in June 2022.

VARIZIG is currently manufactured by Emergent under a contract manufacturing agreement assigned by Saol upon the consummation of the acquisition. We expect to continue manufacturing the product with Emergent in the foreseeable future and are planning to initiate a technology transfer to transition the manufacturing of VARIZIG to our facility in Beit Kama, Israel. Such a technology transfer would be subject to entering into a new amended manufacturing services agreement with Emergent, covering operational aspects and technology transfer related services. We anticipate that, once initiated, such technology transfer could be completed within four to five years.

In July 2022, we secured an $11.4 million agreement to supply VARIZIG to an international organization, which also serves as the Regional Office for the WHO, for further distribution across Latin America. The product was supplied under this agreement from the fourth quarter of 2022 through the first half of 2023. In December 2024, we were awarded a tender to supply VARIZIG to such international organization for distribution across Latin America for the years 2025-2027.

In October 2022, we were awarded an extension of an existing tender from CBS, which manages the supply of blood and plasma products across all Canadian provinces and territories, excluding Quebec, for the supply of the four IgG products, CYTOGAM, HEPAGAM, VARIZIG and WINRHO SDF, for an additional three years, commencing on April 1, 2023, for an approximate total value of $22.0 million, securing the continued sales of those products in the Canadian market. We have an option to extend the agreement for up to two additional years. In Quebec, we supply CYTOGAM, HEPAGAM, VARIZIG and WINRHO SDF under an agreement with Hema-Quebec, initially assigned to us from Saol. In March 2024, we entered into a renewed agreement with Hema-Quebec for CYTOGAM, HEPAGAM, and VARIZIG, for a period of three years, commencing April 2024, and have an option to extend the agreement for up to two additional years. The agreement with Hema-Quebec for WINRHO SDF was extended through March 2026. Our revenues from sales of these products in Canada, under both the CBS and Hema-Quebec agreements, totaled $7.5 million for the year ended December 31, 2024, as compared to $9.1 million and $9.6 million during 2023 and 2022, respectively.

KAMRHO (D)

KAMRHO (D), similar to WINRHO SDF, is indicated for the prevention of HDN. In some infants, it can be fatal. During pregnancy, RBCs from the fetus can cross into the mother’s blood through the placenta. HDN occurs when the immune system of the mother sees a fetus’ RBCs as foreign. Antibodies then develop against the fetus' RBCs. These antibodies attack the RBCs in the fetus' or newborn's blood and cause them to break down too early. Rho(D) immunoglobulin is administered to Rh-negative pregnant women as prophylactic therapy, to prevent the disease. KAMRHO (D) is produced from hyper-immune plasma and is administered through intra-muscular injection (KAMRHO (D) IM).

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

We manufacture snake bite antiserums pursuant to an agreement with the IMOH, initially entered into in March 2009, and extended and amended in November 2022, December 2023 and December 2024. The parties are currently discussing an extension of the agreement until the end of 2025, with an option to the IMOH to further extend the term of the agreement with a 90-day prior notice. We anticipate finalizing such discussions in the coming weeks. The agreement with the IMOH was initially entered into following a tender that we won, and the extension of the agreement was under an exemption from a tender. We completed construction of the production facilities and laboratories for the product in accordance with the agreement and successfully passed the IMOH inspections. We began production of our snake bite antiserums in August 2011 and commenced sales to the IMOH in 2012. Under the agreement and subject to its terms, the IMOH has undertaken to purchase from us, and we have undertaken to supply the IMOH, a minimum quantity of snake bite antiserums each year during the term of the agreement.

Plasma Collection

As part of our strategy of evolving into a fully integrated specialty plasma company, we established Kamada Plasma LLC, a wholly owned subsidiary, which operates our plasma collection operations in the United States. In March 2021, we acquired a plasma collection center registered with the FDA and certain related assets from the privately held B&PR based in Beaumont, Texas, which initially specialized in the collection of hyper-immune plasma used in the manufacture of Rho(D) immunoglobulin, such as KAMRHO (D). In October 2022, we significantly expanded our hyper-immune plasma collection at this center by obtaining FDA approval for the collection of hyper-immune plasma to be used in the manufacture of KAMRAB and KEDRAB, which is plasma that contains high levels of antibodies from donors previously vaccinated with an active rabies vaccine, and we started collections of such plasma at the center during 2023. The plasma collection center in Beaumont passed inspections by the FDA in January 2024 with no critical observations.

In March 2023, we entered into a lease agreement for a facility in Houston, Texas, and in September 2024, following the completion of its construction and obtaining the required site registration, we commenced operations at that facility. To obtain FDA approval for the collection operations at the Houston site, we submitted a prior approval supplement to the FDA for the site at the beginning of 2025. The Houston center is expected to become one of the largest specialty plasma collection sites in the United States and is already collecting normal source plasma for sale to third parties. In addition, in May 2024, we entered into a lease agreement for a facility in San Antonio, Texas, and subsequently initiated construction activities to establish our third plasma collection center at that facility. We expect to commence plasma collection operations at the new San Antonio center by the end of the first quarter of 2025. To obtain FDA approval for the site collection operations at the San Antonio site, we expect to submit a prior approval supplement to the FDA for the site in the second half of 2025. We also intend to apply for EMA approval of both the Houston and San Antonio plasma collection centers to enable future sales of normal source plasma to potential European customers.

We believe that the expansion of our plasma collection capabilities will enable us to better support our hyper-immune plasma needs and lower manufacturing costs, as well as generate additional revenues through sales of collected normal source plasma to third parties. Each of the Houston and San-Antonio collection centers, once fully operational, is expected to contribute annual revenues of $8 million to $10 million in sales of normal source plasma.

Distribution Segment

Our Distribution segment is comprised of marketing and sales in Israel of biopharmaceutical products exclusively licensed for distribution in Israel from leading international pharmaceutical manufacturers. We engage third-party pharmaceutical companies, register their products with the IMOH, import the products to Israel, and market, sell and distribute them to local HMOs, hospitals and pharmacists. Our primary products in the Distribution segment include pharmaceuticals for critical care delivered by injection, infusion or inhalation. Sales generated by our Distribution segment during 2024 totaled $19.5 million, as compared to $27.1 million and $26.7 million during 2023 and 2022, respectively, and accounted for approximately 12%, 19% and 21% of our total revenues for the years ended December 31, 2024, 2023 and 2022, respectively. The decrease in revenues during 2024 is primarily due to a reduction in our sales of IVIG, which is sold in Israel as part of annual tenders of local HMOs and hospitals. This reduction resulted from a significant decrease in market prices for this product category and increased market competition. Our gross profitability in the Distribution segment decreased during 2024, also affected by the reduction in IVIG sales, write-downs of remaining short-dated IVIG inventory, and increased importation-related logistics costs due to limitations in air travel to Israel during 2024.

Over the past several years, we have continued to expand our Distribution segment products portfolio to non-plasma derived products, including licensing a portfolio of biosimilar products from multiple international companies for distribution in Israel. During the first quarter of 2024, we successfully completed the Israeli launch of our first biosimilar product, BEVACIZUMAB KAMADA, the biosimilar to Avastin, which is indicated for the treatment of certain types of cancer, including colon cancer, non-small cell lung cancer and metastatic breast cancer and generated $1.5 million of sales during 2024 from this product. Subject to EMA and subsequently IMOH approvals, two additional biosimilar products are expected to be launched in Israel in 2025 and the remaining biosimilar products are expected to be launched in Israel over the coming years, at a rate of 1-3 products per year, while continuing to explore opportunities to in-license additional biosimilar products and expend the portfolio. We believe that sales generated by the launch of the biosimilar products will serve as a major growth and profitability catalyst for our Distribution segment. We estimate that revenues from the sales of our existing biosimilar products portfolio in Israel will increase to between approximately $15 million to $20 million within the next five years and will continue to grow thereafter, subject to the continued launch of the entire portfolio as scheduled.

The following table sets forth the products in our Distribution segment that are currently distributed by us in the Israeli market.

Product	Indication	Active Ingredient
Respiratory

BRAMITOB	Management of chronic pulmonary infection due to pseudomonas aeruginosa in patients six years and older with cystic fibrosis	Tobramycin

FOSTER	Regular treatment of asthma where use of a combination product (inhaled corticosteroid and long-acting beta2-agonist) is appropriate	Beclomethasone dipropionate, Formoterol fumarate

TRIMBOW	Maintenance treatment in adult patients with moderate to severe chronic obstructive pulmonary disease (COPD) with Asthma Maintenance treatment of asthma	Beclomethasone dipropionate, Formoterol fumarate, Glycopyrronium as bromide

PROVOCHOLINE	Diagnosis of bronchial airway hyperactivity in subjects who do not have clinically apparent asthma	Methacholine Chloride

AEROBIKA	OPEP device	None

RUPAFIN	Symptomatic treatment of Allergic rhinitis and Urticaria	Rupatadine

RUPAFIN ORAL SOLUTION	Symptomatic treatment of allergic rhinitis in children aged 2 to 11 years and urticaria in children aged 2 to 11 years	Rupatadine

SINTREDIUS	Rheumatoid arthritis, systemic lupus erythematosus, mild-moderate juvenile dermatomyositis. Severe or debilitating allergic conditions, not treatable in a conventional manner such as: bronchial asthma in children, bronchial asthma in adults. Sarcoidosis in children and for maintenance therapy in adults. Acquired haemolytic anaemia.	Prednisolone as Sodium Phosphate

Immunoglobulins

IVIG	Treatment of various immunodeficiency-related conditions	Gamma globulins (IgG) (human)

VARITECT	Preventive treatment after exposure to the virus that causes chicken pox and zoster herpes	Varicella zoster immunoglobulin (human)

ZUTECTRA	Prevention of hepatitis B virus (HBV) re-infection in HBV-DNA negative patients 6 months after liver transplantation for hepatitis B induced liver failure	Hepatitis B immunoglobulin (human)

HEPATECT CP	Prevent contraction of Hepatitis B by adults and children older than two years	Hepatitis B immunoglobulin (human)

MEGALOTECT CP	Contains antibodies that neutralize CMV viruses and prevent their spread in immunologically impaired patients	CMV immunoglobulin (human)

RUCONEST	Treatment of acute angioedema attacks in adults with hereditary angioedema (HAE) due to C1 esterase inhibitor deficiency	Conestat Alfa

Critical Care

HEPARIN SODIUM INJECTION	Treatment of thrombo-embolic disorders such as deep vein thrombosis, acute arterial embolism or thrombosis, thrombophlebitis, pulmonary embolism, fat embolism. Prophylaxis of deep vein thrombosis and thromboembolic events	Heparin sodium

ALBUMIN and ALBUMIN	Maintains a proper level in the patient’s blood plasma	Human serum Albumin

Coagulation Factors

Factor VIII	Treatment of Hemophilia Type A diseases	Coagulation Factor VIII (human)

Product	Indication	Active Ingredient
Factor IX	Treatment of Hemophilia Type B disease	Coagulation Factor IX (human)

COAGADEX	Treatment specifically for hereditary factor X deficiency	Coagulation factor X

Vaccinations

IXIARO	Active immunization against Japanese encephalitis in adults, adolescents, children and infants aged 2 months and older	Japanese encephalitis purified inactivated vaccine

VIVOTIF	Immunization against disease caused by Salmonella Typhi	Typhoid vaccine live oral

Metabolic Disease

PROCYSBI	Nephropathic cystinosis in adults and children 1 year of age and older	Cysteamine Biartrate

LAMZEDE	Treatment of alpha-mannosidosis	Velmanase alfa

RYPLAZIM	Treatment of patients with plasminogen deficiency type 1 (hypoplasminogenemia)	Plasminogen, human-tvmh)

Oncology

ELIGARD	Management of advanced prostate cancer	Leuprolide acetate

BEVACIZUMAB KAMADA	A monoclonal antibody medication used to treat a number of types of cancers and a specific eye disease for cancer. It is given by slow injection into a vein (intravenous) and used for colon cancer, lung cancer, ovarian cancer, glioblastoma, and renal-cell carcinoma	Bevacizumab

Our Development Product Pipeline

Our research and development activities include conducting pre-clinical and clinical trials for new product candidates, as well as other development activities for our Proprietary Products pipeline, including improving existing products and processes, conducting development work at the request of regulatory authorities and strategic partners, and communicating with regulatory authorities regarding our commercial products and clinical and development programs. We incurred approximately $15.2 million, $13.9 million and $13.2 million in research and development expenses in the years ended December 31, 2024, 2023 and 2022, respectively.

We are currently in various stages of pre-clinical and clinical development of new product candidates within our Proprietary Products segment.

Inhaled Formulations of AAT for AATD

We are continuing the clinical development of our inhaled formulation of AAT administered using a nebulizer. The nebulizer was developed by PARI. Inhaled AAT for AATD has been designated as an orphan drug for the treatment of AATD in the United States and Europe.

We have been able to leverage our expertise gained from the production of GLASSIA to develop a stable, high-purity Inhaled AAT product candidate for the treatment of AATD. Existing approved treatment for AATD requires weekly intravenous infusions of AAT therapeutics. We believe that Inhaled AAT for AATD, if approved, will increase patient convenience and reduce or replace the need for patients to use intravenous infusions of AAT products, decreasing the need for clinic visits or nursing home visits, improving the patient’s quality of life and reducing medical costs. If approved, Inhaled AAT for AATD is expected to be the first AAT product that is not required to be delivered intravenously and instead is administered non-invasively by inhalation once daily.

The current standard care for AATD in the United States and in certain European countries, as well as in some additional international markets, is a weekly IV infusion of an AAT therapeutic. We estimate that only 2% of the AAT dose reaches the lung when administered intravenously. We have conducted a U.S. Phase 2 clinical study demonstrating that administration of an inhaled formulation of AAT through inhalation results in greater dispersion of AAT to the target lung tissue, including the lower lobes and lung periphery. Accordingly, the inhaled formulation of AAT requires a significantly lower therapeutic dose, estimated at approximately 1/8th of the IV dose, and we believe it would be more effective in reducing inflammation of the lung tissue and inhibiting the uncontrolled neutrophil elastase that causes the breakdown of the lung tissue and the emphysema.

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

We conducted a double-blind randomized placebo-controlled Phase 2/3 pivotal trial, under EMA guidance, which was completed at the end of 2013. A total of 168 patients participated in the trial in seven countries in Europe and in Canada. Subjects in this trial were administered a twice daily treatment of Inhaled AAT or an equivalent dose of placebo for 50 consecutive weeks. The primary endpoint of the trial was the time from randomization to the first event-based exacerbation with severity of moderate or severe. Other endpoints, which were secondary and tertiary, included additional exacerbation measures, lung function, and quality of life. The trial was 80% powered based on the number of exacerbation events collected in the study to detect a difference between the two groups after 50 weeks. A 20% difference between the two groups was required to prove efficacy and was considered clinically meaningful, allowing the decision to prescribe the treatment. An open label extension of an additional 50 weeks on active drug was offered to study participants in most sites once they completed the initial 50-week period. Treatment in the open label extension of the trial was completed in November 2014.

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

In accordance with guidance received following the meetings conducted with the European rapporteur and co-rapporteur, we performed several post-hoc analyses. Results of the post hoc analyses indicated that after one year of daily inhalation of our Inhaled AAT, clinically and statistically significant improvements were seen in spirometric measures of lung function, particularly in bronchial airflow measurements FEV1 (liters), FEV1% predicted and FEV1/SVC. These favorable results were even more evident when analyzing the overall treatment effect throughout the full year.

For lung function, overall effect for one year:

●	FEV1 (L) rose significantly in AAT treated patients and decreased in placebo treated patients (+15ml for AAT vs. -27ml for placebo, a 42 ml difference, p=0.0268)

●	There was a trend towards better FEV1% predicted (0.54% for AAT vs. -0.62% for placebo, a 1.16% difference, p=0.065)

●	FEV1/SVC% rose significantly in AAT treated patients and decreased in placebo treated patients (0.62% for AAT vs. -0.87% for placebo, a 1.49% difference, p=0.0074)

For lung function change at week 50 vs. baseline:

●	There was a trend towards reduced FEV1 (L) decline (-12ml for AAT vs. -62ml for placebo, a 50 ml difference, p=0.0956)

●	There was a trend towards a reduced decline in FEV1% predicted (-0.1323% for AAT vs. -1.6205% for placebo, a 1.4882% difference, p=0.1032)

●	FEV1/SVC% rose significantly in AAT treated patients and decreased in placebo treated patients (0.61% for AAT vs. -1.07% for placebo, a 1.68% difference, p=0.013)

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

AATD patients treated with our Inhaled AAT product in that U.S. Phase 2 clinical trial, demonstrated a significant increase in ELF AAT antigenic level compared to the placebo group (median increase 4551 nM, p-value<0.0005 (80 mg/day, n=12), and 13454 nM, p-value<0.002 (160mg/day, n=12)). These results are more than twice the increase of ELF antigenic AAT level (+2600 nM) observed in our previously completed intravenous AAT pivotal study (60mg/kg/week). Antigenic AAT represents the total amount of AAT in the lung, both active and inactive. The study results also showed that our Inhaled AAT is more efficient than IV to restore ELF AAT level within the lung. In addition, ELF Anti-Neutrophil Elastase inhibitory (“ANEC”) level also increased significantly [median increase 2766 nM, p-value<0.0005 (80mg/day) and 3557 nM, p-value<0.004 (160 mg/day)]. The increase in ELF ANEC level was also more than twice that demonstrated in our previously completed IV AAT pivotal study. The ANEC level represents the active AAT that can counterbalance further damage by neutrophil elastase.

The updated data included in our poster presentation of May 2017 demonstrated that ELF-AAT, neutrophil elastase (NE)-AAT and ANEC complexes concentration significantly increased in subjects receiving the 80 mg and 160 mg doses, (median increase of 38.7 neutrophil migration (nM), p-value<0.0005 (80 mg/day, n=12), and median increase of 46.2 nM, p-value<0.002 (160 mg/day, n=10)). This is a specific measure of the anti-proteolytic effect in the ELF and represents the amount of NE that was broken down by AAT. The increase in levels of functional AAT was six times higher (160 mg per day) than is achievable with IV AAT. In addition, ELF NE decreased significantly. Also, the 80 mg data demonstrated a significant reduction in the percentage of neutrophils. Finally, aerosolized M-specific AAT was detected in the plasma of all subjects receiving Inhaled AAT, consistent with what was seen in the Phase 2/3 clinical trial of our Inhaled AAT conducted in Europe.

We filed the MAA for our Inhaled AAT for AATD during the first quarter of 2016 and in June 2017 we withdrew the MAA, as following extensive discussions with the EMA we concluded that the EMA did not view the data submitted as sufficient, in terms of safety and efficacy, for approval of the MAA, and that the supplementary data needed for approval required an additional clinical trial. While the post-hoc data indicated a statistically significant and clinically meaningful improvement in lung function, the EMA was of the opinion that an overall positive conclusion on the effect of Inhaled AAT for AATD could not be reached based on that post-hoc analysis, and that the treatment of AATD patients with our Inhaled AAT product should be further evaluated in the clinic in order to obtain comprehensive long-term efficacy and safety data. The EMA was of the opinion that the study failed to show sufficient beneficial effects in the population studied. In addition, there were concerns about the tolerability and safety profile of the AAT, mainly in patients with severe lung disease. Lastly, the EMA raised concerns about the high rate of patients with ADA responding to AAT, which might reduce its effects or make patients more prone to allergic reactions, despite evidence that none of the patients with such ADA response had allergic reaction nor a lower level of AAT in the serum. When presented with the European Phase 2/3 study data, the FDA expressed concerns and questions in connection with the safety and efficacy of Inhaled AAT for the treatment of AATD and the risk/benefit balance to patients based on that data and product characteristics.

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

During December 2019, we initiated our Phase 3 InnovAATe trial, under an FDA IND and a European CTA (Clinical Trial Application) and announced the first patient-in. InnovAATe is a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial designed to assess the efficacy and safety of Inhaled AAT in patients with AATD and moderate lung disease. The original study protocol included up to 220 patients will be randomized 1:1 to receive either Inhaled AAT at a dose of 80mg once daily, or placebo, over two years of treatment. The primary endpoint of the InnovAATe trial is lung function measured by FEV1. Secondary endpoints include lung density changes as measured by CT densitometry, as well as other parameters of disease severity, such as additional pulmonary functions, exacerbation rate and six-minute walk test. The safety profile is being monitored continuously by an independent Data and Safety Monitoring Board (DSMB). The study was led by Jan Stolk, M.D., Department of Pulmonology, Member of European Reference Network LUNG, Leiden University Medical Center, the Netherlands, until his retirement in September 2024. The study investigators include some of the most recognized KOLs in the AATD field, such as Prof. Noel Gerry McElvaney, M.D - Head of the Department of Medicine and Respiratory Research Division at Beaumont Hospital, Dublin, Royal College of Surgeons in Ireland (RCSI) and Prof. Alice Turner, M.D - Professor of Respiratory Medicine, Queen Elizabeth Hospital Birmingham, Director of Research Knowledge and Transfer, University of Birmingham.

Prior to the initiation of the pivotal Phase 3 InnovAATe clinical trial, we completed a Human Factor Study (“HFS”) to support the combination product, consisting of our investigational Inhaled AAT and the eFlow nebulizer system of PARI Pharma GmbH. Following feedback from the FDA, we conducted a subsequent HFS to support and improve the product’s use regimen, which was subsequently incorporated into the InnovAATe study.

Through the beginning of 2022, enrollment in the pivotal Phase 3 InnovAATe clinical trial was negatively affected by the impact of COVID-19 pandemic on healthcare systems. During the second half of 2022 and 2023, following the moderation of the pandemic and gradual recovery of health systems in Europe, the study was expanded across additional sites in Europe and enrollment accelerated. Additional clinical sites were opened in 2024 in the United Kingdom. As of January 31, 2025, 87 patients were enrolled in the study, 38 of whom had completed the two-year study treatment period. Through January 31, 2025, only six patients discontinued treatment prematurely, only two due to safety events related to the exposure to the study drug, and only one drug-related serious adverse event was reported. Additionally, as part of routine and planned monitoring processes, and for the eighth time since study initiation, the independent DSMB recommended that the trial continue without modification. Moreover, based on a safety assessment performed for the first 42 patients (which included treatment duration per patient ranging between 6 and 24 months), the DSMB advised that a safety assessment for 60 patients (completing six months of treatment), originally requested by the FDA, be waived and that due to the favorable safety of the study to date, there is no need for further dedicated safety assessment beyond the standard DSMB bi-annual meetings.

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

In January 2024, we conducted a meeting with the FDA regarding the progress of the ongoing InnovAATe study, during which the FDA reconfirmed the overall design of the study and endorsed the DSMB unblinded positive safety assessment of 42 patients, accepting the DSMB’s recommendation to waive the need for an additional safety assessment point of 60 patients with at least six months of treatment. During the meeting, the FDA also accepted our plan to conduct an open label extension study, which was initiated mid-2024 and expressed willingness to potentially accept a P<0.1 alpha level in evaluating InnovAATe for meeting the efficacy primary endpoint for registration, which may allow for the acceleration of the program.

Following our January 2024 meeting with the FDA, during the first quarter of 2024, we filed an IND amendment with the FDA, which included a proposed revised SAP and study protocol, which, upon its acceptance, enables a reduction in the study sample size. We subsequently received the FDA’s initial feedback, and, in January 2025, after further discussions with the FDA, we announced that the FDA agreed to our proposal to change the two-sided Type 1 error rate control from 5% to 10% (P<0.1 alpha level) for our pivotal InnovAATe trial. Based on the accepted change in the p-value, as well as additional expected revisions to the trial’s SAP, we plan to reduce the study sample size from 220 patients to approximately 180 patients, while maintaining the trial’s statistical power, and to conduct an interim futility analysis by the end of 2025. We intend to submit the revised SAP and study protocol, incorporating the planned revisions, as an IND amendment during the second half of 2025 and expect to receive additional feedback from the FDA within a few months of submission. During 2024, we conducted a follow-up scientific advice session with the EMA CHMP regarding the proposed revised SAP, and further clarification with the CHMP is required. We plan to approach the CHMP again after obtaining agreement from the FDA on the IND amendment.

Based on our plan to reduce the study sample size and our current estimated recruitment rate, we forecast completing recruitment (Last Patient In) by the end of 2026 and completing the two years of treatment for the last enrolled patient (Last Patient Out) by the end of 2028. Recruiting patients for a placebo-controlled study for an orphan indication, such as AATD, is challenging, and we are continuing to manage it through various actions. Moreover, our ability to enroll patients at the expected rate, who meet the study inclusion criteria, is subject to various external factors which may be beyond our control. For example, from 2020 through 2022, enrollment was materially negatively affected by the COVID pandemic. See Item 3D. Risk Factors – Risks Related to Development, Regulatory Approval and Commercialization of Product Candidates.

In addition to the pivotal study and based on feedback received from the FDA regarding ADAs to Inhaled AAT, we intend to also conduct a sub-study in North America in which approximately 30 patients will be evaluated for the effect of ADA on AAT levels in plasma with Inhaled AAT and IV AAT treatments. The study principal design and protocol were acceptable to the FDA; however, the final protocol needs to be finalized, and the study initiation is planned for 2026.

We continue to evaluate partnering opportunities for the future commercialization of the Inhaled AAT product in the U.S. and Europe.

Recombinant AAT

During 2020 we initiated the development of a recombinant human Alpha 1 Antitrypsin (“rhAAT”) product, focusing on therapeutic indications which would potentially leverage the immune-modulatory mechanism of action of the protein. As part of this project, we developed analytical tools that support the selection of the appropriate cell lines and characterization of the product. We engaged Cellca, a CDMO located in Germany, part of Sartorius Stedim BioTech Group, to pursue the cell line development of the rhAAT in Chinese hamster ovary cells with the goal of developing a product of high productivity and robust quality. During the period of 2022 to 2024, we tested the clones previously selected using in-vitro and two ischemic reperfusion injury (“IRI”) in-vivo models. The results of these studies indicated significant tissue-protective effect of the rhAAT, as well as enhanced animal survival.

We are currently looking to attract a strategic partner to collaborate in the further development of this product, and we do not plan to continue its development independently due to other development priorities.

Other early-stage development programs

During 2024, we continued to advance three early-stage development programs of plasma derived product candidates. These programs include: (i) a human plasma-based eye drops for potential treatment of several ocular conditions. The product is currently under chemistry, manufacturing and controls (“CMC”) development and pre-clinical evaluation; (ii) an automated portable small-scale system for extraction and purification of hyper-immune IgG from convalescent plasma, at the hospital/blood bank setting, for immediate response to a variety of unmet medical needs, including pandemic outbreaks, as well as possible treatment of currently neglected or untreated viral diseases. The initial design of the system was completed, and we are currently in the process of seeking regulatory guidance for the advancement of this product development; and (iii) a hyper-immune anti-tuberculosis IgG as a potential complementary treatment to existing standard of care. The program is developed in collaboration with the Clinical Microbiology and Immunology department of the Medicine-Sackler Faculty of Tel Aviv University and is partially funded by the Israel Innovation Authority. In 2023 and 2024, the anti-tuberculosis IgG was developed and produced on a small scale for research and development purposes and assessed in-vitro, and we plan to test the product in-vivo during 2025.

We plan to advance these programs until completion of proof-of-concept, at which point we plan to evaluate continued internal development, partnering or out-licensing.

Investigators initiated studies

We are actively supporting investigator-initiated studies (“IIS”) related to our commercial products. These studies are clinical trials that are conceived, developed, and conducted by independent researchers or institutions, rather than by pharmaceutical companies. Unlike regular industry-sponsored studies, in IIS, the investigator acts as both the sponsor and the principal investigator, taking full responsibility for the study’s design, implementation, and management. These studies offer both clinical and commercial value. Clinically, IIS generate real-world data on drug effectiveness and safety, addressing questions that arise in day-to-day medical practice. Commercially, they provide us with a cost-effective source of clinical data while maintaining a hands-off approach. IIS can explore new therapeutic indications for existing drugs, compare different treatment options, or evaluate cost-effectiveness, often focusing on areas that may not be commercially viable for pharmaceutical companies to pursue directly. By supporting IIS, we can gain valuable insights into our product’s performance across diverse clinical settings without incurring the full responsibilities and costs associated with sponsoring the research.

Strategic Partnerships

We currently have strategic partnerships with several different companies to support the distribution and/or development of our products portfolio. Certain strategic partnerships relating to our Proprietary Products segment are discussed below.

Kedrion (KEDRAB and Other Products Distributed in Israel)

On July 18, 2011, we entered into a supply and distribution agreement with Kedrion, a biopharmaceutical company that collects and fractionates blood plasma to produce and distribute worldwide plasma-derived therapies for use in treating and preventing rare and debilitating conditions, such as coagulation and neurological disorders and primary and secondary immunodeficiencies. The agreement provided for exclusive cooperation for the completion of clinical development, marketing and distribution of our anti-rabies immunoglobulin, KAMRAB, in the United States under the brand name KEDRAB. According to the agreement, Kedrion bore all the costs of the Phase 2/3 clinical trials for our product in the United States. In addition, costs related to any Phase 4 clinical trials and the FDA Prescription Drug User fee required for all new approved drugs were shared equally between us and Kedrion. In October 2016, we entered into an addendum to the agreement to conduct a safety clinical trial for the treatment of pediatric patients in the United States, pursuant to which we and Kedrion agreed to equally share the cost of such trial. The agreement was further supplemented in October 2018 and June 2019, regarding the determination of purchase price and payment terms under the agreement.

The agreement grants Kedrion exclusive rights to market and sell KEDRAB in the United States. We retain intellectual property rights to KEDRAB. Kedrion is obligated to purchase a minimum amount of KEDRAB units per year during the term of the agreement.

In April 2018, following the receipt of the FDA marketing authorization, KEDRAB was launched in the United States. For more information about the product, see above “Item 4B. Information on the Company —Business Overview — Proprietary Products Segment — Our Commercial Product Portfolio — Proprietary Products — KAMRAB/KEDRAB”.

The original agreement had a term of six years, commencing on the date by which KEDRAB U.S. launch was feasible (i.e., until March 2024), and Kedrion had an option to extend the term by two additional years, until March 2026, which it exercised in July 2023.

In December 2023, we entered into a binding memorandum of understanding with Kedrion for the amendment and extension of the distribution agreement between the parties, which represents the largest commercial agreement secured by us to date. Subsequently, in January 2025, we entered into an amendment to the distribution agreement, which supersedes and memorializes the agreements and undertakings set forth in the binding memorandum of understanding, along with additional terms and conditions. Under these agreements, the distribution agreement was extended until December 31, 2031, and Kedrion has the right to extend the agreement for an additional two years, until December 31, 2033, by providing written notice no later than December 31, 2030. Under the terms of the amended distribution agreement, Kedrion committed to purchasing minimum quantities of KEDRAB during the first four years (i.e., 2024 through 2027) of the eight-year term that began in January 2024, generating projected minimum aggregate revenues for us of approximately $180.0 million over such four-year period, of which a minimum of approximately $135.0 million is to be acquired during the remaining three years of such four-year period (i.e., 2025 through 2027). In addition, the parties agreed on a mechanism to be used in determining the minimum commitments for 2028 through the term of the agreement. KEDRAB’s in-market sales in the United States grew significantly in 2024 and 2023, reflecting the increased demand for KEDRAB in the U.S. market. In addition, the parties agreed to explore the potential expansion of KEDRAB distribution by Kedrion to other territories beyond the United States.

In addition to customary termination provisions (including the right of either party to terminate the agreement if the other party fails to perform or violates any provision of the agreement in any material respect and the failure continues unremedied for a defined period), Kedrion has the right to terminate the agreement, upon prior written notice, (i) for any reason after receipt of FDA approval, (ii) in the event that the FDA BLA is suspended or revoked and cannot be reinstated within a certain period of time, or (iii) a major regulatory change occurs that materially and adversely increases the clinical trial costs. We have the right to terminate the agreement in the event that (i) a major regulatory change occurs that materially and adversely increases the manufacturing costs of KEDRAB, (ii) a major regulatory change occurs that poses considerable difficulties on submission of an application for FDA approval, or (iii) clinical trials are not initiated within a certain time after either receipt by Kedrion of enough product or FDA approval to begin clinical trials. Upon termination or expiration of the agreement, Kedrion’s exclusive rights to market and sell KEDRAB in the U.S. market will be canceled, at which point we may elect to market and sell the product in the U.S. market on our own or otherwise engage a different distributor.

For information related to a plasma purchase agreement with Kedplasma, a subsidiary of Kedrion, for the supply of anti-rabies hyper-immune plasma required for the manufacturing of KAMRAB/KEDRAB see “Raw Materials” section below.

Takeda (GLASSIA)

We have a strategic arrangement with Takeda that includes three main agreements: (1) an exclusive manufacturing, supply and distribution agreement, pursuant to which through 2021, we manufactured GLASSIA for sale to Takeda for further distribution in the United States, Canada, Australia and New Zealand (through the end of 2023, GLASSIA was distributed by Takeda only in the United States and, commencing in 2024, also in Canada); (2) a technology license agreement, which grants Takeda licenses to use our knowledge and patents to produce, develop and sell GLASSIA; and (3) a fraction IV-I paste supply agreement, pursuant to which Takeda supplies us with fraction IV plasma, a plasma derivative, produced by Takeda, as discussed under “— Manufacturing and Supply — Raw Materials — Plasma derived Fraction IV paste for GLASSIA manufacturing.” Other than with respect to plasma-derived AAT administrated by IV, we retain all rights, including distribution rights of GLASSIA, in all territories, other than the ones mentioned above, as well as distribution rights to any other form of AAT administration, including Inhaled AAT.

The agreements were originally executed with Baxter Healthcare Corporation (“Baxter”) in August 2010. During 2015, Baxter assigned all its rights under the agreements to Baxalta US Inc. (“Baxalta”), an independent public company which spun-off from Baxter. In 2016, Shire plc. (“Shire”) completed the acquisition of Baxalta, and as a result, all of Baxalta’s rights under the agreements were assigned to Shire. In January 2019, Takeda completed its acquisition of Shire, and all rights under the agreements transferred to Takeda.

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

In November 2021, pursuant to the technology license agreement described below, Takeda completed the technology transfer of GLASSIA manufacturing and initiated its own production of GLASSIA for the U.S. market. Accordingly, we completed the supply of GLASSIA to Takeda, and through the end of 2023, we remained an approved supplier of the product. We do not anticipate continuing to manufacture and supply GLASSIA to Takeda under the exclusive manufacturing, supply and distribution agreement.

Technology License Agreement

The technology license agreement provides an exclusive license to Takeda, with the right to sub-license to certain manufacturing parties, of our intellectual property and know-how regarding the manufacture and additional development of GLASSIA for use in Takeda’s production and sale of GLASSIA in the United States, Canada, Australia and New Zealand.

Pursuant to the technology license agreement, following the initiation of sales of GLASSIA manufactured by Takeda, Takeda is required to pay us royalties at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. During the first quarter of 2022, Takeda began to pay us royalties on sales of GLASSIA manufactured by it in the United States. During 2021 Takeda received an approval from Health Canada for the marketing and distribution of GLASSIA in Canada, and it commenced sales of GLASSIA in Canada in 2024. For the years ended December 31, 2024, and 2023, and the period between March and December 2022, we accounted for $16.9 million, $16.1 million and $12.2 million, respectively, of sales-based royalty income from Takeda.

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

Pursuant to the exclusive manufacturing, supply and distribution agreement and the technology license agreement, we were entitled to receive an upfront payment and certain payments for the achievement of certain development-based milestones related to the transfer of technology to Takeda and sales-based milestones. To date, we have received the total aggregate milestone payments under the agreement ($45 million).

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

Pursuant to the Original PARI Agreement, we agreed to pay PARI royalties from future sales of Inhaled AAT, after certain deductions, at the rates specified in the agreement. We have agreed to pay PARI tiered royalties ranging from the low single digits up to the high single digits based on the annual net sales of inhaled formulations of AAT for the applicable indications. The royalties will be paid for each country separately, until the later of (i) the expiration of the last of certain specified patents covering the “eFlow” nebulizer, or (ii) 15 years following the first commercial sale of an inhaled formulation of AAT in that country (the “PARI Royalty Period”). During the PARI Royalty Period, PARI is obligated to pay us specified percentages of its annual sales of the “eFlow” nebulizer for use with Inhaled AAT above a certain threshold defined in the agreement and after certain deductions.

On February 21, 2008, we entered into an addendum to the Original PARI Agreement (together with the Original PARI Agreement, the “PARI Agreement”), which extended the exclusive global license granted to us to use the “eFlow” nebulizer, including the associated technology and intellectual property, for the clinical development, registration and commercialization of Inhaled AAT for two additional indications of lung disease, namely cystic fibrosis and bronchiectasis. Pursuant to the addendum, each party will be responsible for developing and adapting its own product for the additional indications and will bear the costs involved. Additionally, we and PARI will supply, each at its own expense, Inhaled AAT and the “eFlow” nebulizers, respectively, and in the quantities required for all phases of clinical studies worldwide for the additional indications. In addition, PARI will provide us, at its expense, with technical and regulatory support regarding the “eFlow” nebulizer. Sales of the inhaled formulation of AAT for the additional indications will entitle PARI to royalty payments as provided in the Original PARI Agreement. We are currently not progressing the development of Inhaled AAT for the additional indications.

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

Manufacturing and Supply

We have a production plant located in Beit Kama, Israel. We currently manufacture six of our proprietary plasma-derived commercial products, including three FDA approved products, in this facility: KEDRAB/KAMRAB, CYTOGAM, GLASSIA, KAMRHO (D), and two types of snake bite antiserum product. We also manufacture at our plant the investigational Inhaled AAT product.

In December 2022, we submitted an application to the FDA, and in May 2023, we received FDA’s approval to manufacture CYTOGAM at our facility in Beit Kama, Israel. Following FDA’s approval, CYTOGAM manufactured at our Israeli facility has been available for commercial sale in the United States since October 2023. The FDA approval represented the successful conclusion of the technology transfer process of CYTOGAM from the previous manufacturer, CSL Behring. In July 2023, we also received the approval of Health Canada to manufacture CYTOGAM at our facility, following a technology transfer application that we submitted in January 2023. As part of the CYTOGAM technology transfer process, we engaged Prothya as a third-party contract manufacturer to perform certain manufacturing activities required for the manufacturing of CYTOGAM.

We operate our Beit Kama production facility on a campaign basis so that at any time the facility is assigned to produce only one product. The utilization of the facility’s production capacity among the various products is determined based on orders received, sales forecasts and development needs. During each year we conduct routine maintenance shutdowns of our plant, which may last up to a few weeks. In addition, we periodically invest in upgrading infrastructure and adjusting capacity needs.

Our production plant has consistently successfully passed inspections by various health authorities with no critical observations, including by the FDA, IMOH, Health Canada and the health agencies of Croatia, Kazakhstan and Russia. Most recently, our production plant passed inspections with no critical observations by the FDA (in March 2023), Health Canada (in May 2023), the Ministry of Health of the Russian Federation (in November 2024) and IMOH (in December 2024).

Most changes in our production processes related to our Proprietary Products segment must be approved by the FDA and/or similar authorities in other jurisdictions. From time to time, we make certain required modifications to our manufacturing process and are required to make certain filings to report such changes to the FDA and/or other similar authorities.

WINRHO SDF, HEPAGAM B and VARIZIG, which we acquired in November 2021, are currently manufactured by Emergent under a manufacturing services agreement we assumed as part of the acquisition of the portfolio from Saol. Under the agreement, Emergent serves as our exclusive manufacturer of the three products. The manufacturing services are performed at Emergent’s facilities in Winnipeg, Canada. The current agreement is in effect until September 27, 2027, and may be terminated without cause by us upon at least two years advance notice or immediately in the event of a manufacturing failure (as defined in the agreement). Emergent may terminate the agreement upon at least three years advance notice. We expect to continue manufacturing these products by Emergent in the foreseeable future and are planning to initiate a technology transfer to transition the manufacturing of these products to our facility in Beit Kama, Israel. Such a technology transfer would be subject to execution of a new, amended manufacturing services agreement with Emergent covering operational aspects and technology transfer related services. We anticipate that, once initiated, such technology transfer could be completed within four to five years.

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

We maintain relationships with several suppliers to ensure availability and reduce reliance on specific suppliers. We are dependent, however, on several suppliers who supply specialty ancillary products prepared for the production process, such as specific gels and filters. See “Item 3. Key Information — D. Risk Factors — We could become supply-constrained, and our financial performance could suffer, if we were unable to obtain adequate quantities of source plasma, plasma derivatives or specialty ancillary products that meet the regulatory requirements of the FDA, the EMA, Health Canada or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of source plasma or plasma derivatives were to rise significantly.”

In the years ended December 31, 2024, 2023 and 2022, we incurred $30.7 million, $43.1 million and $31.0 million of expenses, respectively, for the purchase of raw materials for the manufacturing of our Proprietary Products. The changes in the costs associated with the purchase of raw materials are driven by our inventory management and manufacturing plan.

Hyper-immune Plasma

Hyper-immune plasma is used for the manufacturing of KEDRAB/KAMRAB, CYTOGAM, WINRHO SDF, VARIZIG, HEPAGAM B and KAMRHO (D). We have several suppliers in the United States for hyper-immune plasma with whom we have long-term supply agreements. Under such long-term supply agreements, we work to secure availability of hyper-immune plasma on an annual basis by providing forecasts to our suppliers based on our customers’ actual and forecasted demand.

In January 2012, we entered into a plasma purchase agreement with Kedplasma, a subsidiary of Kedrion, for the supply of the anti-rabies hyper-immune plasma required for the manufacturing of KAMRAB (including for manufacturing of KEDRAB for sale to Kedrion for further distribution in the U.S. market). The agreement includes a commitment to supply certain minimum annual quantities at predetermined prices. The agreement is renewed every three years, and the parties agree on quantity and pricing terms for each renewal period. We have an additional U.S.-based supplier of anti-rabies hyper-immune plasma.

CMV hyper-immune plasma for the manufacturing of CYTOGAM is supplied to us by CSL Behring, initially under a three-year supply agreement that we assumed from Saol, and in December 2023, we entered into a new plasma supply agreement directly with CSL Behring, which supersedes the assumed supply agreement. The new agreement provides for the continued supply of required plasma for the manufacturing of the product for each of the years 2024-2026.

Emergent is currently responsible for securing the hyper-immune plasma from different plasma suppliers for the manufacturing of WINRHO SDF, HEPAGAM B and VARIZIG, pursuant to our manufacturing services agreement with Emergent (see above— “Manufacturing and Supply”). In 2024, we began to supply to Emergent hyper-immune plasma collected through our internal plasma collection operations for the manufacturing of WINRHO SDF.

While we continue to pursue new long-term supply agreements for hyper-immune plasma with additional plasma-collection companies, we aim to reduce our dependencies on third-party suppliers by increasing our own supply of hyper-immune plasma, specifically for the manufacturing of KEDRAB/KAMRAB, WINRHO SDF and KAMRHO (D), through our plasma collection operations at our centers in Beaumont, Houston and the soon-to-be opened San-Antonio center. For information related to our internal plasma collection capabilities, see above “Plasma Collection.”

Plasma derived Fraction IV paste for GLASSIA manufacturing

On August 23, 2010, in conjunction with the partnership arrangement with Baxter (now Takeda), we signed a fraction IV paste supply agreement with Baxter (now Takeda) for the supply of fraction IV for use in the production of GLASSIA to be sold in the United States. Under this agreement, Takeda also supplies us with fraction IV used for the production, sale and distribution of GLASSIA in jurisdictions other than those which are covered under the exclusive manufacturing, supply and distribution agreement with Takeda as well as for other AAT derived products. Takeda did not receive payment for the supply of fraction IV plasma used by us for the manufacture of GLASSIA sold to Takeda through 2021. If we require fraction IV for other purposes, we are entitled to purchase it from Takeda at a predetermined price. The supply agreement terminates on August 23, 2040, subject to an option for earlier termination in the event of a material breach.

We have an additional fraction IV plasma supplier, approved for production of GLASSIA marketed in non-U.S. countries, and we may, in the future, seek to obtain regulatory approval to use fraction IV from this supplier for the U.S. market as well.

Marketing and Distribution

We distribute our Proprietary Products in more than 30 countries world-wide including the United States, Canada, Russia, Argentina, Israel, India, Turkey, Australia, Switzerland, Poland, Romania and several other countries in Europe, Latin America, Asia, and the MENA region. We are also a supplier of an international organization specialized in providing health services for the Americas. We distribute our products in these markets directly or through strategic partners (e.g., Kedrion in the U.S. market) or by local distributers. We typically receive orders for our products and receive requests for participation in tenders for the supply of our products from our existing distributors as well as from new potential distributors.

We sell KEDRAB to Kedrion for distribution in the U.S. market and sell KAMRAB and KAMRHO (D) to other distributors in non-U.S. countries. We market GLASSIA mainly in Argentina, Russia, Israel and more recently, in Switzerland (in some of these markets under a different brand name) through local distributors.

We distribute CYTOGAM, WINRHO SDF, HEPAGAM B and VARIZIG in the U.S. market directly to wholesalers and local distributors, through our wholly owned U.S. subsidiary, Kamada Inc. Commencing September 2022, we assumed all distribution responsibilities for these products in the U.S. market and are utilizing a U.S.-based third-party logistics provider for storage, logistics and distribution, which provides complete order to cash services. We are also responsible for marketing activities, price determination, provision of rebates and credits as well as mandatory pricing reporting requirements for these products in the U.S. market. We also market, sell and distribute these products in non-U.S. countries, primarily Canada and the MENA regions, through engagement of local distributors. We continue to leverage our existing strong international distribution network to expand the sales of CYTOGAM, WINRHO SDF, HEPAGAM B and VARIZIG to other regions in which we currently operate in and furthermore, we intend to explore the expansion of sales of our other Proprietary Products, primarily GLASSIA and KAMRAB, to international markets, primarily in the MENA region.

In 2022, as part of the establishment of our U.S. operations, we deployed an experienced team of U.S.-based sales and medical affairs professionals. The U.S. sales team promotes our portfolio of specialty plasma-derived IgG products to physicians and other healthcare practitioners through direct engagement and opportunities at medical conventions. The medical affairs team educates physicians by addressing their scientific and clinical inquiries, along with participating in major medical conferences. Our activities promoting these important therapies, primarily CYTOGAM and VARIZIG, represent the first time in over a decade that these hyper-immune specialty products have been supported by field-based activity in the United States. We are encouraged by the consistently positive feedback received from key U.S. physicians who are seeking to publish new clinical data related to our products, while conducting educational symposiums that we believe will have a positive impact on the understanding of these medicines, contributing to continued growth in demand.

Our promotional activities, including engagements with healthcare practitioners, are conducted in compliance with the FDA’s restrictions on promotion of pharmaceuticals, and the Anti-Kickback statutes.

In the Israeli market, we sell and distribute GLASSIA, KAMRAB and KAMRHO (D) independently to local HMOs and medical centers, or through a third-party logistic partner that specializes in the supply of equipment and pharmaceuticals to healthcare providers, and in addition we sell our two types of anti-snake venom to the IMOH.

Outside the U.S. and Israeli markets, we may sell our Proprietary Products through local tenders by governing bodies (such as CBS and Hema-Quebec in Canada, as well as to an international organization), or our distributors may sell our Proprietary Products through a tender process and/or to the private market. The tender process is conducted on a regular basis by the distributors, sometimes on an annual basis. For existing distributors, our existing relationship does not guarantee additional orders in these tenders. The decisive parameter is generally the price proposed in the tender. The distributor purchases products from us and sells them to its customers (either directly or by means of sub-distributors). In most cases, we do not sign agreements with the end users, and as such, we do not determine the price to the end user or its terms of payment and are not exposed to credit risks of the end users. In most cases, our agreements with the local distributors award the various distributors exclusivity in the distribution of our products in the relevant country, if permitted. The distribution agreements are usually made for a specific initial period and are subsequently renewed for certain agreed periods, where the parties have the right to cancel or renew the agreements with prior notice of several months. In these markets, we do not actively participate in the marketing to the end users, except for supplying marketing assistance where the cost is negligible or in some cases, reimburse the local distributor for an agreed amount of its actual marketing expenses.

We are establishing our footprint in the MENA region as a leader in the specialty plasma-derived field by exploring geographical expansion opportunities and strengthening our relationships with KOLs across the region. Furthermore, we capitalize on our strong regulatory affairs capabilities to register our products with the relevant authorities to ensure proper and fast market access.

Most of the sales of our Proprietary Products segment outside of Israel are made against open credit and some in documentary credit or advance payment. Most of our sales in Israel are made against open credit or cash. The credit given to some of our customers abroad (except for sales in documentary credit or advanced payment) is mostly secured by means of a credit insurance policy and in certain cases with bank guarantees.

In the Distribution segment, we market our products in Israel to HMOs, hospitals and medical specialists on our own and we distribute the products independently or through a -party logistic provider. We sell certain of our Distribution segment products through offers to participate in public tenders that occur on an annual basis or through direct orders. The public tender process involves HMOs and hospitals soliciting bids from several potential suppliers, including us, and selecting the winning bid based on several attributes, primarily price and availability. The annual public tender process is also used by our existing Distribution segment products customers to determine their suppliers. As a result, our existing relationship with customers in our Distribution segment does not guarantee additional orders from such customers year-over-year.

To secure supply of our products in the Distribution segment, we enter into supply and distribution agreements with the product owners, pursuant to which we undertake to register the products with the IMOH, acquire certain quantity of products and act as the product distributor in the Israeli market. We work closely with those suppliers to develop annual forecasts, but these forecasts usually do not obligate our suppliers to provide us with their products.

Customers

For the year ended December 31, 2024, sales to our three largest customers, Kedrion, Takeda and McKesson, one of the largest U.S. based wholesaler, accounted for 31%, 10% and 8%, respectively, of our total revenues. For the years ended December 31, 2023, and 2022, sales to our three largest customers, Takeda, Kedrion and Clalit Health Services, an Israeli based HMO, accounted for and 23%, 11% and 7%, and 13%, 11% and 9%, respectively, of our total revenues.

While Kedrion, Takeda and McKesson are our major customers, in the Proprietary Products segment other key customers include several U.S. based wholesalers, an international organization, two Canadian customers and our distributors in Argentina, Russia, the MENA region and other territories. These arrangements are further described above under “— Marketing and Distribution.”

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

Proprietary Products Segment

There are a limited number of direct competitors for each of our products in the Proprietary Products segment. These competitors include CSL Behring, Grifols (which acquired Biotest AG during 2022), Kedrion (other than for KEDRAB) (which merged with BPL during 2022), and ADMA. Most of these companies are multinational corporations that specialize in plasma derived protein therapeutics and distribute their plasma derived pharmaceutical products worldwide. We have not seen significant changes in the activities of our competitors in recent years. Additionally, our strategic alliance with Kedrion in the United States has strengthened our KEDRAB competitive positioning in the market. The acquisition of Biotest by Grifols and the merger between Kedrion and BPL might impact the markets that we operate in. In some international markets, such as India, Thailand and Russia, we also have local competitors for KAMRAB and KAMRHO (D).

In addition, we face potential competition from other biopharmaceutical companies that develop and market non-plasma derived products that are approved for similar indications as those in our Proprietary Products segment.

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

KEDRAB/KAMRAB. We believe that there are two main competitors for this anti-rabies IgG product worldwide: Grifols, whose product we estimate comprises over 50% of the anti-rabies IgG market in the United States, and CSL Behring, which sells its anti-rabies product in Europe and other international markets. Sanofi Pasteur, the vaccines division of Sanofi S.A., exited the U.S. anti-rabies IgG market as well as some additional international markets during 2022. We believe that such departure, among other things, contributed to the increase in demand for KEDRAB in the United States in 2023 and 2024. BPL, which has an anti-Rabies IgG product for the UK market, has developed it also for the U.S. market, including performing a clinical trial; however, it did not complete the product development and has not submitted a BLA for FDA approval. There are several local producers in other countries that make anti-rabies IgG products, mostly based on equine serum, which we believe results in inferior products, as compared to products made from human plasma. Over the past several years, several companies have made attempts, and some are still in the process of developing monoclonal antibodies for anti-rabies treatment. The first monoclonal antibody product was approved and is available in India, and the second monoclonal antibody product was approved and is available in China and to our understanding, is intended to be submitted for marketing authorization in other countries. These products may be as effective as the currently available plasma derived anti-rabies immunoglobulin and may potentially be cheaper, and as such may result in the future in increased competition and potential loss of market share of KEDRAB/KAMRAB.

CYTOGAM. To our knowledge, CYTOGAM is the only plasma derived CMV IgG product approved in the United States and Canada. In Europe and other international markets Cytotec CP/Megalotect (Biotest), a plasma derived competing product, is available. Based on available public information, the FDA approved the following non-plasma derived antiviral drugs for the prevention of CMV infection and disease: Letermovir (Prevymis), developed by Merck& Co., and for treatment of refractory/resistant infection or disease Maribavir (Livtencity), developed by Takeda. Since their launch, these products have resulted in a significant loss of market share for CYTOGAM. Currently, treatment guidelines state that combination therapy with standard antiviral can be considered for certain solid organ transplant recipients. The most used antivirals are Ganciclovir (Cytovene-IV Roche) and Valgnciclovir (Valcyte Roche). Patients treated with such antivirals agents for a long time can develop resistance and will require a second-line treatment such as Foscarnet (Foscavir Pfizer) or Cidofovir (Gilead Sciences). Despite the introduction of newer antiviral therapies for CMV in solid organ transplantation, there is a growing need to determine the optimal approach of CMV management when considering all available therapies, including CYTOGAM.

GLASSIA. There are several competing products to GLASSIA. Grifols, CSL Behring and Takeda have competing plasma derived AAT products approved for AATD that are marketed in the United States, as well as in some European countries and registered in Canada. We estimate that Prolastin, Grifols’ AAT infusion product for the treatment of AATD, accounts for at least 50% market share in the United States and more than 70% of sales worldwide. In September 2017, Grifols announced FDA approval of a liquid formulation of Prolastin, and to the best of our knowledge, Grifols’s liquid product is currently only sold in the U.S. market and Grifols may in the future expand its sales of this product to ex-U.S. markets as well. Grifols is also a producer of an additional AAT product, Trypsone, which is marketed in Spain and in some Latin American countries, including Brazil. CSL Behring’s AAT by IV product, Zemaira, is mainly sold in the United States, and during 2015 received centralized marketing authorization approval in the European Union. CSL Behring launched the product in a few selected EU markets stating 2016 under the brand name Respreeza. Takeda is our strategic partner for sales of GLASSIA in the United States and Canada and it also serves existing patients in the United States with its own proprietary AAT product, Aralast. As far as we know, Takeda is selling both products in the United States and maintaining existing patients on Aralast. Laboratoire Français du Fractionnement et des Biotechnologies, S.A. (LFB) is a producer of an AAT product distributed only in the French market. We do not believe that new plasma derived AAT products are expected to enter the U.S. or European markets in the near future.

There are several other competitors in pre-clinical and clinical stages, such as Sanofi, Mereo and Wave therapeutics, and potentially others, all of which have clinical stage development programs for new medications for treatment of AATD lung disease. Additional companies have pre-clinical stage development programs, such as Apic Bio, Intellia, AlveoGene, and Tessera Thrapeutics, all of which are include gene editing technologies. Preclinical phase programs do not always progress to advanced clinical development stages. These product candidates, if approved, may have an adverse effect on the AATD market size and reduce or eliminate the need for the currently approved plasma derived AAT augmentation therapy, and thus may potentially affect our ability to continue to generate revenues and earnings from GLASSIA. In addition, if approved, these product candidates may have a negative effect on our ability to continue the development of our Inhaled AAT, and, if approved, to market Inhaled AAT and obtain a meaningful market share.

WINRHO SDF. WINRHO SDF, an Anti-D IgG product (also called Rhₒ(D) IgG), which is registered in the United States, competes with corticosteroids (oral prednisone or high-dose dexamethasone) and IVIG as first or second line treatment for acute ITP. Grifols, CSL Behring, Takeda, Kedrion and Octapharma are the main IVIG manufacturers and suppliers in the United States. IVIG or WINRHO SDF are recommended for pediatric patients in whom corticosteroids are contraindicated. Rhophylac, a competing Anti-D IgG from CSL Behring, is also approved for ITP treatment, but we believe it is mostly used for HDN, due to its smaller vial size. Outside the United States, WINRHO SDF is used for HDN indication. The market in ex-U.S. countries is usually led by tenders, where key indicators are registration status and price. Our main competitors in those countries are RhoGAM (Kedrion), Hyper RHO (Grifols) and Rhophylac (CSL Behring). Our KAMRHO (D) is a similar product to WINRHO SDF, however, since the two products are registered in different countries, they do not directly compete.

HEPAGAM B. To our knowledge, HEPAGAM B is the only approved HBIG in the United States with an on-label indication for liver transplants. To our understanding, HEPAGAM B holds the majority market share for the indication, although another HBIG, Nabi-HB (manufactured and supplied by ADMA) is used off-label by some medical centers for the indication. New generation antivirals are considered effective for preventing HBV reactivation post-transplant, thereby reducing HBIG use. PEP indication in the United States is covered almost totally by Nabi-HB (ADMA) and HyperHEP (Grifols). In Canada, the main competition in national tenders is HypeHEP. In other territories, such as Turkey, the MENA region, and in Israel, HEPATECT CP and Zutectra (Biotest AG) are the main competitors.

VARIZIG. To our knowledge, VARIZIG is the only plasma derived Varicella-Zoster IgG product approved in the United States and Canada. In Europe and other international markets, VARITECT (Biotest AG) and additional plasma derived competing products are available. In the United States, incidence of VZV infection has significantly decreased since the introduction of the varicella vaccine in 1995. While the vaccine has lowered the occurrence of chickenpox, the virus has not been eradicated, and the incidence of Herpes Zoster, also caused by VZV, is rising among adults in the United States. Suboptimal vaccination rates contribute to outbreaks and increased risk of VZV exposure. Immunocompromised individuals and other patient groups are at high risk for severe varicella and complications after being exposed to VZV. VARIZIG is recommended by the CDC for post-exposure prophylaxis of varicella in persons at high risk for severe varicella and complications who lack evidence of immunity to varicella. If VARIZIG is unavailable, the CDC recommends IVIG, and some experts recommend Acyclovir or Valacyclovir, although published data on their benefits as post-exposure prophylaxis among immunocompromised individuals are limited.

KAMRHO(D). We market KAMRHO (D) for HDN, mainly in Israel, Argentina and Chile. Kedrion is one of our competitors for KAMRHO (D) in some of those international markets. We believe there are currently two additional main suppliers of competitive products, Grifols and CSL Behring. There are also local producers in other countries that make similar products which are mostly intended for local markets.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we sell and are developing. Except for compassionate use or non-registered named-patient cases, any pharmaceutical candidate that we develop must be approved by the FDA before it may be legally marketed in the United States and by the appropriate regulatory agencies of other countries before it may be legally marketed in such other countries. In addition, any changes or modifications to an approved biological product that has the potential to have an adverse effect on the product’s safety or effectiveness may require approval or review from regulatory authorities in the United States and/or in other countries. The process of obtaining such approvals or submitting required notifications can be expensive, time consuming and uncertain.

U.S. Drug Development Process

In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. All of our products for human use and product candidates in the United States, are regulated by the FDA as biologics. Biologics require the submission of a BLA and approval by the FDA prior to being marketed in the United States. Manufacturers of biologics may also be subject to state regulation. Failure to comply with regulatory requirements, both before and after product approval, may subject us and/or our partners, contract manufacturers and suppliers to administrative or judicial sanctions, including FDA delay or refusal to approve applications, warning letters, product recalls, product seizures, import restrictions, total or partial suspension of production or distribution, fines and/or criminal prosecution.

The steps required before a biologic drug may be approved for marketing for an indication in the United States generally include:

1.	preclinical in-vitro and potentially also in-vivo tests;

2.	submission to the FDA of an IND application for human clinical testing, including required CMC sections, which must become effective before human clinical trials may commence;

3.	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

4.	submission to the FDA of a BLA, with all the required information;

5.	FDA pre-approval inspection of product manufacturers; and

6.	FDA review and approval of the BLA.

Preclinical studies include laboratory evaluation and in-vitro studies, and may include in vivo animal studies, which assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with FDA regulations regarding good laboratory practices. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns about the drug candidate or the conduct of the trials as outlined in the IND. The IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials or that, once commenced, other concerns will not arise, that could lead to a delay or a hold on the clinical trials.

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

Clinical trials are typically conducted in three sequential phases, but the phases may overlap, and different trials may be initiated with the same drug candidate within the same phase of development in similar or differing patient populations.

●	Phase 1 studies may be conducted in a limited number of patients but are usually conducted in healthy volunteer subjects. The drug is usually tested for safety and, as appropriate, for absorption, metabolism, distribution, excretion, pharmacodynamics and pharmacokinetics.

●	Phase 2 usually involves studies in a larger, but still limited, patient population to evaluate preliminarily the efficacy of the drug candidate for specific, targeted indications; to determine dosage tolerance and optimal dosage; and to identify possible short-term adverse effects and safety risks.

●	Phase 3 trials are undertaken to further evaluate clinical efficacy of a specific endpoint and to test further for safety within an expanded patient population at geographically dispersed clinical study sites.

Phase 1, Phase 2 or Phase 3 testing may not be completed successfully within any specific time period, if at all, with respect to any of our product candidates. Results from one trial are not necessarily predictive of results from later trials. The FDA may require additional testing or a larger pool of subjects beyond what we proposed as the clinical development process proceeds, thereby requiring more time and resources to complete the trials. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk, or may not allow the importation of the clinical trial materials if there is non-compliance with applicable laws.

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, the fees payable to the FDA for reviewing a BLA, as well as annual fees for commercial manufacturing establishments and for approved products, can be substantial. The BLA review fee alone can exceed $4,300,000, subject to certain limited deferrals, waivers and reductions that may be available. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will “file” the BLA, thus triggering a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goals are to review and act on 90% of priority BLA applications and priority original efficacy supplements within six months of the 60-day filing date and receipt date, respectively. The FDA’s goals are to review and act on 90% of standard BLA applications and standard original efficacy supplements within 10 months of the 60-day filing date and receipt date, respectively. The FDA, however, may not be able to approve a drug within these established goals, and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but an “action letter” that describes additional work that must be done before the application can be approved. Before approving a BLA, the FDA may inspect the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process and will not approve the product unless cGMP compliance is satisfactory. The FDA may deny approval of a BLA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or never be granted. If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, will require that warning statements be included in the product labeling, may impose additional warnings to be specifically highlighted in the labeling (e.g., a Black Box Warning), which can significantly affect promotion and sales of the product, will likely require that additional studies be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. To market a product for other uses, or to make certain manufacturing or other changes requires prior FDA review and approval of a BLA Supplement or new BLA. Further post-marketing testing and surveillance to monitor the safety or efficacy of a product is required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.

As part of the Patient Protection and Affordable Care Act (the “healthcare reform law”), Public Law No. 111-148, under the subtitle of Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), a statutory pathway has been created for licensure, or approval, of biological products that are biosimilar to, and possibly interchangeable with, earlier biological products approved by the FDA for sale in the United States. Also, under the BPCIA, innovator manufacturers of original reference biological products are granted 12 years of exclusivity before biosimilars can be approved for marketing in the United States, which protects an innovator from competitors using the innovator’s own clinical data to gain approval of a competing product. There have been proposals to shorten this period from 12 years to five years. The objectives of the BPCI are conceptually similar to those of the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the “Hatch-Waxman Act,” which established abbreviated pathways for the approval of drug products. A biosimilar is defined in the statute as a biological product that is highly similar to an already approved biological product, notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biosimilar and the approved biological product in terms of the safety, purity, and potency. Under this approval pathway, biological products can be approved based on demonstrating they are biosimilar to, or interchangeable with, a biological product that is already approved by the FDA, which is called a reference product. If we obtain approval of a BLA, the approval of a biologic product biosimilar to one of our products could have a significant impact on our business. The biosimilar product may be significantly less costly to bring to market and may be priced significantly lower than our products.

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

Special Development and Review Programs

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making the drug for this type of disease or condition will be recovered from sales in the United States. In the United States, orphan drug designation must be requested before submitting a BLA.

In the European Union, the European Commission, upon a recommendation from the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, this designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product.

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

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product and its active ingredients receive the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity. Orphan drug designation itself does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. In addition, the FDA may rescind orphan drug designation and, even with designation, may decide not to grant orphan drug exclusivity even if a marketing application is approved. Furthermore, the FDA may approve a competitor product intended for a non-orphan indication, and physicians may prescribe the drug product for off-label uses, which can undermine exclusivity and hurt orphan drug sales. There has also been litigation that has challenged the FDA’s interpretation of the orphan drug exclusivity regulatory provisions, which could potentially affect our ability to obtain exclusivity in the future.

In the European Union, orphan drug designation also entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following drug or biological product approval. This period may be reduced to six years if, at the end of the fifth year, it is established that the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Furthermore, marketing authorizations can be granted at any time for similar, but safer, more effective or otherwise clinically superior products even if another medical product has market exclusivity.

In the European Union, an application for marketing authorization can be submitted after the application for orphan drug designation has been submitted, while the designation is still pending. However, only medicinal products that have already received their orphan designation are eligible for a fee reduction. Orphan drug designation does not convey any advantage in, except eligibility to conditional approval process, or shorten the duration of, the regulatory review and approval process.

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

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are subject to regulation and enforcement by various federal, state and local authorities, such as the FDA, the Centers for Medicare & Medicaid Services, the Department of Health and Human Services Office of Inspector General, the U.S. Federal Trade Commission, the U.S. Department of Justice and individual United States Attorney’s offices within the Department of Justice, and state attorneys general. To the extent applicable, we must comply with the fraud and abuse provisions of the Social Security Act, the federal Anti-Kickback Statute, the False Claims Act, both federal and state physician sunshine acts, the privacy and security provisions of HIPAA, and similar state laws governing the use, disclosure, privacy, and security of health information. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the VHCA, each as amended. Certain pricing and rebate provisions of the IRA may require additional pricing disclosure and discount obligations for our products. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act (“VHCA”), drug companies are required to offer certain pharmaceutical products at a reduced price to a number of federal agencies, including the United States Department of Veterans Affairs and United States Department of Defense, the Public Health Service and certain private Public Health Service-designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Under the TRICARE Retail Pharmacy Program, drug manufacturers must pay rebates to the United States Department of Defense for drugs provided by TRICARE retail network pharmacies to program beneficiaries. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations. Furthermore, the FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA presents unique challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions. The failure to comply with laws governing international business practices may result in substantial penalties, including civil and criminal penalties.

In order to distribute products commercially, we must comply with federal and state laws and regulations that require the registration of manufacturers and wholesale distributors of pharmaceutical products. In certain states, manufacturers and distributors ship products into the state, even if such manufacturers or distributors have no place of business within the state. Certain federal and state laws also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including the use of technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, register their sales representatives, as well as prohibit certain other sales and marketing practices. Additionally, the federal Physician Payments Sunshine Act and implementing regulations promulgated pursuant to Section 6002 of the healthcare reform law requires the tracking and reporting of certain transfers of value made to certain healthcare practitioners and teaching hospitals as well as ownership by a physician or a physician’s family member in a pharmaceutical manufacturer. Physician Payments Sunshine Act requirements were expanded in January 2021 to include physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse-midwives as covered recipients. Finally, all of our activities are potentially subject to federal and state consumer protection and unfair competition laws. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state, and federal authorities.

Europe/Rest of World Government Regulation

In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products.

Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. For example, in the European Union, a clinical trial application (“CTA”) should now be submitted using the new Centralized procedure under the clinical trial regulation (EU) no. 536/2014, CTR, that replaces the CTA to each member state’s national health authority and to an independent ethics committee. The CTA must be approved by the national health authority and the independent ethics committee prior to the commencement of a clinical trial in the member state. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases, clinical trials are conducted in compliance with GCP and the applicable EU and national regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. In the United Kingdom, following BREXIT, a separate CTA is required for central union countries, and approval for clinical trials must be obtained from the Medicines and Healthcare products Regulatory Agency in the United Kingdom (“MHRA”) and the appropriate ethics committee.

To obtain marketing approval of a drug under European Union regulatory systems, we may submit marketing authorization applications either under a centralized, decentralized or national procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union and EEA member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases, and optional for those products that are highly innovative or for which a centralized process is in the interest of patients. For our products and product candidates that have received or will receive orphan designation in the European Union, they will qualify for this centralized procedure, under which each product’s marketing authorization application will be submitted to the EMA. Under the centralized procedure in the European Union, the maximum time frame for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Scientific Advice Working Party of the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest particularly from the point of view of therapeutic innovation which is assessed on a case-by-case basis. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

The decentralized procedure provides possibility for approval by several member states following the assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the EMA. The European Commission, based on the EMA’s report, will then issue a decision that is binding on all member states. Currently, following BREXIT, the UK is regulated by the MHRA as the regulatory leading body, which necessitates the submission of an individual marketing authorization; however, the MHRA can recognize an EMA approval for an MAA through an international recognition procedure. Additionally, the EU General Data Protection Regulation (“GDPR”) and UK GDPR, which may apply to our clinical development operations and other personal data we process, imposes strict requirements for processing personal data.

For other countries outside of the European Union, such as the UK, Israel, and countries in, Eastern Europe, Latin America and Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Additionally, these countries also impose privacy and data security requirements relevant to the processing of clinical trial and other personal data with which we are required to comply.

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

Several significant laws have been enacted in the United States which affect the pharmaceutical industry and additional federal and state laws have been proposed in recent years. For example, the IRA includes several provisions to lower prescription drug costs for people with Medicare and reduce drug spending by the federal government, including allowing Medicare to negotiate prices for certain prescription drugs, requiring drug manufacturers to pay a rebate to the federal government if prices for single-source drugs and biologicals covered under Medicare Part B and nearly all covered drugs under Part D increase faster than the rate of inflation (CPI-U), and limiting out of pocket spending for Medicare Part D enrollees. Additional legislative and state reform efforts present uncertainty around restrictions that may be imposed on pricing for our products, as well as regulatory compliance issues.

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

Different pricing and reimbursement schemes exist in other countries. In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of benefit assessments of medicinal products that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure of healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

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

Patents

As of December 31, 2024, we owned for use within our field of business 13 patents and patent applications, most of which are granted or pending, respectively, in the United States, Europe, Canada and Israel and some were additionally filed in Russia, Turkey, certain Latin American countries, Australia and other countries, including four pending PCT applications. We own a patent family protecting pulmonary delivery of AAT, filed in 2007, in a variety of jurisdictions, including Canada, Germany, France, Italy, Netherlands, Ireland, Belgium, Great Britain, Israel, Russia and Mexico. Furthermore, we own a patent family filed in 2018, protecting our manufacturing process of immunoglobulins. This patent family includes an allowed application in the U.S. and pending applications in Canada, Europe and Israel.

Our patents generally relate to the separation and purification of proteins and their respective pharmaceutical compositions. Our patents and patent applications further relate to the use of our products for a variety of clinical indications, and their delivery methods. Our patent applications further relate to the production of recombinant AAT-1 and uses thereof for clinical indications. Our patent applications further relate to the system and method for purification of immunoglobulins from a biological sample, and to the use of acellular plasma for various indications. Our patents and patent applications are expected to expire at various dates between 2027 and 2044. We also rely on trade secrets to protect certain aspects of our separation and purification technology.

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

We are committed to business practices that promote socially and environmentally responsible economic growth. In 2024, we continued to make meaningful progress on our sustainability strategy.

C. Organizational Structure

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

D. Property, Plants and Equipment

Our production plant located in Beit Kama, Israel, was built on land that Kamada Assets (2001) Ltd. (“Kamada Assets”), our 74%-owned Israeli subsidiary, leases from the Israel Land Administration pursuant to a capitalized long-term lease. Kamada Assets subleases the property to us. The property originally covered an area of approximately 16,880 square meters. The initial sublease expires in 2058, and we have an option to extend the sublease for an additional term of 49 years. On November 1, 2021, pursuant to a new area outline approved by the Israel Lands Administration, the covered area was reduced to 14,880 square meters. The production plant includes our manufacturing facility, manufacturing support systems, packaging, warehousing and logistics areas and laboratory facilities, as well as office buildings.

In addition, we lease approximately 2,200 square meters of office and laboratory facility at a building located in the Kiryat Weizmann Science Park in Rehovot, Israel. This property houses our corporate office, research and development laboratory and additional departments such as clinical operations, medical, regulatory affairs, compliance, sales and marketing and business development. The current lease agreement is in effect until January 2032.

We own a 237 square meters facility in Beaumont, TX that we acquired in March 2021, which serves as an FDA registered plasma collection center.

In addition, our U.S. subsidiary Kamada Inc. leases approximately 1500 square feet of office space within a shared office facility in Hoboken, NJ. The lease is based on a month-to-month agreement which automatically renews and may be terminated at any time by a one-month prior written notice.

On March 7, 2023, our U.S. subsidiary Kamada Plasma LLC entered into a lease agreement for a 12,000 square foot premises in Houston, Texas to be used as a plasma collection center. The lease is in effect for an initial period of ten years commencing on February 16, 2024. We have the option to extend the lease for two consecutive periods of five years each, upon six months prior written notice. During 2024, we completed the construction of the new plasma collection center in this facility and commenced plasma collection activities after obtaining the required site registration.

In addition, on May 2, 2024, our U.S. subsidiary Kamada Plasma LLC entered into a lease agreement for a 11,100 square foot premises in San Antonio, Texas for our third plasma collection center. The lease is in effect for an initial period of ten years. We have the option to extend the lease for three additional periods of five years each, upon four months prior written notice. During 2024, we began construction of the new plasma collection center in this facility and, we expect to open the new plasma collection center in this facility during the first quarter of 2025, after obtaining the required site registration.

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

The audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB.

Overview

We are a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. Our strategy is focused on driving profitable growth through four primary growth pillars:

First, organic growth from our commercial activities, including continued investment in the commercialization and life cycle management of our Proprietary Products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (“ASV”) products, and the products in our distribution segment portfolio, mainly through the launch of several biosimilar products in Israel.

Second, we aim to secure significant new business development, in-licensing and/or M&A opportunities in 2025, which we anticipate will enhance our marketed products portfolio and leverage our financial strength and existing commercial infrastructure to drive long-term growth.

Third, we are expanding our plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support our increasing demand for hyper-immune plasma. We currently have two operating plasma collection centers in the United States, in Beaumont Texas and Houston Texas, and plan to open our third center in San Antonio, Texas, by the end of the first quarter of 2025.

Lastly, we are leveraging our manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with our lead product candidate Inhaled AAT, for which we are continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial.

Our Commercial Activities

Our commercial activities operate in two segments: the Proprietary Products segment and the Distribution segment.

Proprietary Products Segment. The Proprietary Products segment includes our six FDA approved plasma-derived biopharmaceutical products: KEDRAB, CYTOGAM, GLASSIA, WINRHO SDF, HEPAGAM B and VARIZIG, as well as KAMRAB, KAMRHO (D) and two types of equine-based ASV products. We distribute these products directly and through strategic partners or third-party distributors in over 30 countries. We manufacture our proprietary products at our cGMP production facility, which is registered with the FDA in Beit Kama, Israel, using our proprietary platform technology and know-how for the extraction and purification of proteins and IgGs from human plasma, as well as at third party contract manufacturing facilities. In addition, our Proprietary Products segment includes our plasma collection operations, where we collect Anti-Rabies and Anti-D hyper-immune plasma for the manufacture of some of our products (WINRHO SDF, KAMRHO (D), KAMRAB and KEDRAB) as well as normal source plasma for sale to third parties. For information regarding our proprietary products, see “Item 4. Information on the Company—Business Overview—Our Business—Commercial Activities.”

Our Proprietary Products segment sales totaled $141.4 million, $115.5 million and $102.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. Most revenues from the Proprietary Products segment are generated from sales in the United States, accounting for 71%, 64% and 64% of the segment’s revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

Distribution Segment

In the Distribution segment, we leverage our expertise and presence in the Israeli biopharmaceutical market to distribute in Israel more than 25 pharmaceutical products, exclusively licensed from international manufacturers. Sales generated by our Distribution segment during 2024 totaled $19.5 million, as compared to $27.1 million and $26.7 million during 2023 and 2022, respectively. The decrease in revenues during 2024 is primarily the result of reduction in our sales of IVIG, sold in Israel as part of annual tenders of local HMOs and hospitals, due to a significant reduction in market prices for this product category and increased competition. Our gross profitability in the Distribution segment decreased during 2024, also affected by the reduction in IVIG sales, write-downs of remaining short dated IVIG inventory, and increased importation-related logistics costs due to limitations in air travel to Israel during 2024. As part of our Distribution segment, we have licensed a portfolio of biosimilar products from multiple international companies for distribution in Israel. We launched the first product of this portfolio in Israel during the first quarter of 2024, generating $1.5 million in sales during 2024. Subject to EMA and subsequently IMOH approvals, two additional biosimilar products are expected to be launched during 2025 and the remaining biosimilar products are expected to be launched in Israel over the coming years, at a rate of 1-3 products per year, while continuing to explore opportunities to in-license additional biosimilar products and expand the portfolio. We believe that sales generated by the launch of the biosimilar products will serve as a major growth and profitability catalyst for our Distribution segment. We estimate that revenues from the sales of our existing biosimilar products portfolio in Israel will increase to between approximately $15 million to $20 million within the next five years and will continue to grow thereafter, subject to the continued launch of the entire portfolio as scheduled.

Strategic Transactions

We are actively seeking new business development, in-licensing and/or M&A opportunities in 2025. These anticipated transactions aim to leverage our financial strength, enhance our marketed products portfolio and leverage synergies with our existing commercial operations. We are targeting the acquisition or in-licensing of commercial products for distribution by us in markets we currently operate, particularly the U.S. market. These products may be plasma derived, allowing us to utilize manufacturing synergies, or non-plasma derived, leveraging our commercial, marketing and distribution capabilities to diversify our offerings and address a broader range of specialty, rare and serious conditions. We may also explore manufacturing services agreements to manufacture plasma-derived products for other companies, which can provide additional revenue streams and leverage our expertise in plasma-derived biopharmaceuticals.

Inhaled AAT Phase 3 Pivotal Study

In addition to our commercial operation, we invest in research and development of new product candidates, targeting significant unmet medical needs. Our leading investigational product is Inhaled AAT for AATD, for which we are continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. In January 2025, we announced that the FDA confirmed its agreement with our proposal to change the two-sided Type 1 error rate control from 5% to 10% (p-value of 0.1) for the pivotal Phase 3 InnovAATe clinical trial. Based on this change in the p-value, as well as additional expected revisions to the study’s SAP, we plan to reduce the study sample size from 220 patients to approximately 180 patients, while maintaining the trial’s statistical power. We plan to submit the revised SAP to the FDA and to conduct an interim futility analysis for the InnovAATe clinical study by the end of 2025. In addition, we are also seeking collaborations with potential partners to bring this product to market. We have additional product candidates in the early development stage. For additional information regarding our research and development activities, see “Item 4. Information on the Company— Information on the Company—Business Overview—Our Development Product Pipeline”.

2025 Financial Guidance

We currently expect to generate total revenues for the fiscal year 2025 in the range of $178 million to $182 million and adjusted EBITDA in the range of $38 million to $42 million. The midpoint of the projected 2025 revenue and adjusted EBITDA forecast represents a year-over-year increase of 12% in revenues and 17% in adjusted EBITDA. For details regarding the use of non-IFRS measures, see “Item 5. Operating and Financial Review and Prospectus—Non-IFRS Financial Measures.”

Non-IFRS Financial Measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA and adjusted EBITDA are defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses and certain other costs.

For the projected 2025 adjusted EBITDA, the company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of our control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with our accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort. Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the company’s non-IFRS measures for historical periods.

Key Components of Our Results of Operations

Business Combination

In November 2021, we acquired a portfolio of the following four FDA approved plasma-derived hyperimmune commercial products from Saol: CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF. Under the terms of the agreement, we paid Saol a $95.0 million upfront payment, and agreed to pay up to an additional $50.0 million of contingent consideration subject to the achievement of sales thresholds for the period commencing on the acquisition date and ending on December 31, 2034. The first and second sales thresholds were achieved by the end of 2022 and 2023, respectively and were subsequently paid. The third sales threshold is expected to be achieved during the first quarter of 2025. Subject to certain conditions defined in the agreement between the parties, we may be entitled to up to a $3.0 million credit, which is deductible from the contingent consideration payments due for the years 2023 through 2027. The entitlement for such credit was not met though the end of 2024.

In addition to accounting for the contingent consideration described above, we assumed certain of Saol’s liabilities for the future payment of royalties (some of which are perpetual) and milestone payments to third parties, subject to the achievement of corresponding CYTOGAM related net sales thresholds and milestones. The fair value of such assumed liabilities at the acquisition date was estimated at $47.2 million. Such assumed liabilities include:

●	Royalties: 10% of the annual global net sales of CYTOGAM up to $25.0 million and 5% of net sales that are greater than $25.0 million, in perpetuity; 2% of the annual global net sales of CYTOGAM in perpetuity; and 8% of the annual global net sales of CYTOGAM for period of six years commencing in October 2023, subject to a maximum aggregate of $5.0 million per year and a maximum aggregate amount of $30.0 million throughout the entire six year period.

●	Sales milestones: Two sales milestones of $1.5 million each in the event that the annual net sales of CYTOGAM in the U.S. market exceeds certain thresholds. The first milestone was met, and the milestone payment was made in 2023; the second milestone was not met and therefore, the milestone payment was not required to be paid.

●	Milestone: $8.5 million upon the receipt of FDA approval for the manufacturing of CYTOGAM at the Company’s manufacturing facility in Israel. The milestone was met, and the milestone payment was made in 2023.

During each of the years ended December 31, 2024, and 2023, we accounted for revaluation of such contingent consideration and assumed liabilities in an amount of $8.1 million and $1.0 million, respectively, and such costs were recorded as part of the financial expenses, net.

The acquisition was categorized as a business combination and accounted for by applying the acquisition method, pursuant to which we identified and valued the acquired assets and assumed liabilities. The excess amount of the acquisition cost over the net value of the acquired assets and assumed liabilities is recorded as goodwill. The fair value the intangible assets acquired as of the acquisition date totaled $121.1 million. Intangible assets with a finite useful life are amortized on a straight-line basis over their useful life (estimated 6-20 years). For each of the years in the years ended December 31, 2024, and 2023, we accounted for $7.1 million of amortization expenses associated with such intangible assets. Intangible assets and goodwill are reviewed for impairment whenever there is an indication that the asset may be impaired.

Revenues

In our Proprietary Products segment, we generate revenues from the sale of products to wholesalers in the U.S. market, strategic partners (specifically KEDRAB to Kedrion), local distributors in ex-U.S. markets, HMOs and local hospitals. Revenues from our Proprietary Products segments also include royalty income from our strategic partner, Takeda, on account of their sales of GLASSIA, as well as income from the sales of plasma collected and sold to third parties. In our Distribution segment, we generate revenues from the sale in Israel of imported products produced by third parties. Revenues are presented net of any discounts, chargebacks, fees, dues and/or marketing contribution payments extended to our partners, distributors or end users of our products.

The following table sets forth the geographic breakdown of our total revenues for the periods indicated:

	Year Ended December 31,
	2024	2023
United States	62%	52%
Israel	16%	22%
Latin America	12%	9%
Canada	6%	8%
Europe	3%	5%
Rest of World	1%	4%
	100%	100%

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

A significant portion of our manufacturing costs are for raw materials consisting of plasma or plasma fraction. To ensure the availability of plasma and plasma fraction, we secured supply agreements with multiple suppliers, including Kedrion for the manufacturing of KEDRAB and KAMRAB, CSL Behring for the manufacturing of CYTOGAM and Takeda for the manufacturing of GLASSIA. In addition, we are leveraging our plasma collection experience to expand our plasma collection capacity in the United States to support our continued plasma needs and reduce our dependency on third party plasma suppliers. In 2024, we opened our second plasma collection center, in Houston, Texas, which is expected to be one of the largest sites for specialty plasma collection in the United States, and we plan to open our third center in San Antonio, Texas by the end of the first quarter of 2025.

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

Our gross margins in our Proprietary Products segment, which were 48% and 45% for the years ended December 31, 2024, and 2023, respectively, are generally higher than in our Distribution segment, which were 11% and 12% for the years ended December 31, 2024, and 2023, respectively.

The increase in gross profitability in our Proprietary Products segment during the year ended December 31, 2024, was primarily as a result of a positive product sales mix, led by increased sales of KEDRAB and CYOTGAM in the U.S. market. The increase in gross profitability in our Proprietary Products segment during the year ended December 31, 2023, was mainly due to the significant increase in sales of KEDRAB to Kedrion which significantly improved our product sales mix in this segment.

Research and Development Expenses

The development of pharmaceutical products, including plasma-derived protein therapeutics, is characterized by significant up-front product development costs. Research and development expenses are incurred for the development of new products and newly revised processes for existing products and includes expenses for pre-clinical and clinical trials, development activities in the different fields, the advanced understanding of the mechanism of action of our products, improving existing products and processes, development work at the request of regulatory authorities and strategic partners, as well as communication with regulatory authorities related to our commercial products and clinical programs. In addition, such expenses include development materials, payroll for research and development personnel (including payroll, bonus, equity-based compensation and other benefits), including scientists and professionals for product registration and approval, external advisors, and the allotted cost of our manufacturing facility for research and development purposes. While research and development expenses are unallocated on a segment basis, the activities generally relate to our existing or in-development proprietary products.

Product development costs may fluctuate from period to period, as our product candidates proceed through various stages of development. We expect to continue to incur research and development expenses related to clinical trials, as well as other ongoing, planned, or future clinical trials with regard to our product pipeline. See “Item 4. Information on the Company Information on the Company—Business Overview—Our Development Product Pipeline.”

Selling and Marketing Expenses

Selling and marketing expenses principally consist of compensation for employees and executives in sales and marketing related positions (including payroll, bonuses, equity-based compensation and other benefits), expenditures incurred for sales incentive, advertising, marketing or promotional activities, shipping and handling costs, 3PL services fees, product liability insurance and business development activities, as well as marketing authorization fees to regulatory agencies, including the FDA and similar regulatory bodies in other markets in which we operate.

Selling and marketing expenses include amortization expenses related to intangible assets recognized pursuant to the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF. Such intangible assets include customer relations.

General and Administrative Expenses

General and administrative expenses consist of compensation for employees in executive and administrative functions (including payroll, bonuses, equity compensation and other benefits), office expenses, professional consulting services, public company related costs, directors’ and officer’s liability insurance and other insurance costs, legal, audit fees, other professional services as well as employee welfare costs.

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

Financial income (expense) in respect of contingent consideration and other long- term liabilities

Financial income (expense) in respect of contingent consideration and other long-term liabilities is comprised of the revaluation of the outstanding balances of the contingent consideration and other long-term liabilities associated with expected future payments related to the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF (for details, see above under “Key Components of Our Results of Operations—Business Combination”).

Financial Expenses

Financial expenses are comprised of bank charges, changes in the time value of provisions, the portion of changes in the fair value of financial assets or liabilities at fair value through other comprehensive income and interest and amortization of bank loans and leases.

Taxes on Income

Taxes on income in profit or loss comprise of current taxes, deferred taxes and taxes in respect of prior years. In addition, we evaluate potential uncertain tax positions, including additional tax and interest expenses, and recognize a provision when it is more probable than not that we will have to use our economic resources to pay such obligation.

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets have not been recognized are reviewed at the end of each reporting period, and a respective deferred tax asset is recognized to the extent that their utilization is probable.

We operate in multiple tax jurisdictions and account for taxes on income per each jurisdiction. As of December 31, 2024, we have NOLs for Israeli tax purposes of approximately $13.4 million. These NOLs have no expiration date. Following the full utilization of these NOLs, we expect that our effective income tax rate in Israel will reflect the tax benefits discussed below.

We have applied for a tax ruling from the ITA according to which, if approved, among other things, our activity would be qualified as an “industrial activity,” as defined in Investment Law, and we may be eligible for tax benefits according to the Investment Law, and our income from sales of our Proprietary Products (including royalties-based income) would be deemed “Preferred Income” of “Preferred Technology Income” (in each case, within the meaning of the Investment Law), to the extent we meet the requirements of being a Preferred Technology Enterprise. There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future, including under the tax ruling (if obtained), or that we will be entitled to any additional benefits thereunder. As of the date of this Annual Report, we have not utilized any tax benefits under the Investment Law. See “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

We may be subject to withholding taxes for payments we receive from foreign countries. If certain conditions are met, these taxes may be credited against future tax liabilities pursuant to tax treaties and Israeli tax laws.

Since 2021, we conduct commercial operations in the United States through our subsidiaries Kamada Inc. and Kamada Plasma LLC. The two entities are subject to U.S. federal and certain state income taxes and file a combined tax return. Income tax expenses due in connection with such activities are included as part of taxes on income in our consolidated statement of operations. As of December 31, 2024, the two entities had NOLs and other temporary differences for U.S. tax purposes of approximately $0.4 million.

As we further expand our commercial operations into other countries, we could become subject to taxation based on such a country’s statutory rates and our effective tax rate could fluctuate accordingly.

A. Operating Results

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2023 and 2022, and a discussion of our liquidity and capital resources for the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

The following table sets forth certain statements of operations data:

	Year Ended December 31,
	2024	2023

Revenues from Proprietary Products segment	$141,447	$115,458
Revenues from Distribution segment	19,506	27,061
Total revenues	160,953	142,519
Cost of revenues from Proprietary Products segment	73,708	63,342
Cost of revenues from Distribution segment	17,278	23,687
Total cost of revenues	90,986	87,029
Gross profit	69,967	55,490
Research and development expenses	15,185	13,933
Selling and marketing expenses	18,428	16,193
General and administrative expenses	15,702	14,381
Other expense	601	919
Operating income (loss)	20,051	10,064
Financial income	2,118	588
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(94)	55
Financial income (expense) in respect of contingent consideration and other long- term liabilities	(8,081)	(980)
Financial expenses	(660)	(1,298)
Income (loss) before taxes on income	13,334	8,429
Taxes on income	(1,128)	145
Net income (loss)	$14,462	$8,284

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Segment Results

	Change 2024 vs. 2023
	2024	2023	Amount	Percent
	(U.S. Dollars in thousands)
Revenues:
Proprietary Products	$141,447	$115,458	$25,989	23%
Distribution	19,506	27,061	(7,555)	(28)%
Total	160,953	142,519	18,434	13%
Cost of Revenues:
Proprietary Products	73,708	63,342	10,366	16%
Distribution	17,278	23,687	(6,409)	(27)%
Total	90,986	87,029	3,957	5%
Gross Profit:
Proprietary Products	$67,739	$52,116	$15,623	30%
Distribution	2,228	3,374	(1,146)	(34)%
Total	$69,967	$55,490	$14,447	26%

Revenues

For the year ended December 31, 2024, we generated $161.0 million of total revenues, as compared to $142.5 million for the year ended December 31, 2023, an increase of $18.4 million, or approximately 12.9%, primarily due to an increase in revenues in the Proprietary Products segment.

Sales generated by our Proprietary Products segment totaled $141.4 million for the year ended December 31, 2024, a $26.0 million increase compared to the $115.5 million for the year ended December 31, 2023. The increase in revenues in the Proprietary Products segment in 2024 was primarily attributable to increased sales of KEDRAB due to increased demand for this product in the U.S. market and increased CYTOGAM sales reflecting a return to the 2022 sales levels of this product. KEDRAB sales to Kedrion for the year ended December 31, 2024, totaled $50.0 million, a $17.2 million increase compared to the year ended December 31, 2023. CYTOGAM sales for the year ended December 31, 2024, totaled $22.5 million, a $5.3 million increase compared to the year ended December 31, 2023. In addition, for the year ended December 31, 2024, we accounted for $16.9 of sales-based royalty income from Takeda, as compared to $16.1 million for the year ended December 31, 2023, an increase of $0.8 million. Sales of all other products in the Proprietary Products segment for the year ended December 31, 2024, totaled $52.0 million, as compared to $49.4 million for the year ended December 31, 2023, a $2.6 million increase compared to the year ended December 31, 2023.

Sales generated by our Distribution segment during the year ended December 31, 2024, totaled $19.5 million, as compared to $27.1 million during the year ended December 31, 2023. The decrease in revenues during 2024 is primarily the result of reduction in our sales of IVIG, sold in Israel as part of annual tenders of local HMOs and hospitals, due to a significant reduction in market prices for this product category and increased competition.

Cost of Revenues

For the year ended December 31, 2024, we incurred $91.0 million of cost of revenues, as compared to $87.0 million for the year ended December 31, 2024, an increase of $4.0 million, or approximately 5%. The increase in costs of revenues is mainly attributable to increased sales. Cost of revenues for each of the years ended December 31, 2024, and 2023, included an intangible assets amortization cost of $5.4 million.

Gross Profit

Gross profit and gross margins in our Proprietary Products segment for the year ended December 31, 2024, were $67.7 and 47.9%, respectively, as compared to $52.1 and 45.1% for the year ended December 31, 2023, respectively, representing an increase of $15.6 million and 30.0%, respectively. Such increase is primarily attributed to an improved product sales mix associated with the increase in KEDRAB sales due to increased demand for the product in the U.S. market, as well as increased sales of CYTOGAM, mainly in the U.S. market.

Gross profit and gross margins in our Distribution segment for the year ended December 31, 2024, were $2.2 and 11.4%, respectively, as compared to $3.4 and 12.5% for the year ended December 31, 2023, respectively, representing a decrease of $1.2 million and 34.0%, respectively. Such decrease is primarily attributed to the reduction of IVIG sales, write-downs of remaining short dated IVIG inventory and increased importation-related logistics costs due to limitations in air travel to Israel during 2024.

Research and Development Expenses

For the year ended December 31, 2024, we incurred $15.2 million of research and development expenses, as compared to $13.9 million for the year ended December 31, 2023, an increase of $1.3 million, or approximately 9.0%. The increase was primarily due to increased costs associated with advancing the ongoing Phase 3 InnovAATe trial for Inhaled AAT as well as our other early-stage developments programs.

Selling and Marketing Expenses

For the year ended December 31, 2024, we incurred $18.4 million of selling and marketing expenses, as compared to $16.2 million for the year ended December 31, 2023, an increase of $2.2 million, or approximately 13.6%. This increase was primarily due to increased costs associated with marketing activities in the United States.

Selling and marketing expenses for each of the years ended December 31, 2024 and 2023 include $1.7 million of amortization expenses related to intangible assets recognized pursuant to a business combination.

Selling and marketing expenses accounted for approximately 11.4% of total revenues for each of the years ended December 31, 2024 and 2023.

General and Administrative Expenses

For the year ended December 31, 2024, we incurred $15.7 million of general and administrative expenses, as compared to $14.4 million for the year ended December 31, 2023, an increase of $1.3 million, or approximately 9.0%. This increase was primarily due to increased administrative, information technology and professional services costs required for continued support of the increased commercial operation.

General and administrative expenses accounted for approximately 9.8% and 10.1% of total revenues for the years ended December 31, 2024, and 2023, respectively.

Other expenses

For the years ended December 31, 2024 and 2023, we incurred $0.6 million and $0.9 million of other expenses. For the year ended December 31, 2024, such expenses included costs associated with write downs of certain upfront licensing fees associated with products licensed for distribution as part of our Distribution segment. For the year ended December 31, 2023, such expenses included costs associated with a planned workforce downsizing at our manufacturing plant in Israel, optimizing staff level to our capacity needs, as well as partial recognition of a milestone payment associated with the completion of the technology transfer of CYTOGAM manufacturing, which was paid in full as a lump sum during the third quarter of 2023 to CSL Behring.

Operating Profit

Operating profit and operating margin for the year ended December 31, 2024, were $20.1 and 12.5%, respectively, as compared to $10.1 and 7.1% for the year ended December 31, 2023, respectively, representing an increase of $10.0 million and 100.0%, respectively. Such increase is attributed to the overall increase of our sales, improved product sales mix and efficiencies in managing our operational expenses.

Financial Income

For the years ended December 31, 2024, and 2023, we generated $2.1 and $0.6 million of financial income, respectively. Financial income is primarily comprised of interest income on bank deposits. The increase in financial income is attributed to the overall increase in our cash balances throughout the year ended December 31, 2024.

Income (expense) in respect of currency exchange differences and derivatives instruments, net

For the year ended December 31, 2024, we incurred $0.1 million of expenses in respect of currency exchange differences on balances in other currencies, compared to $0.1 million of income in respect of currency exchange differences on balances in other currencies for the year ended December 31, 2023. Income and expenses with respect to currency exchange differences primarily relate to assets and liabilities nominated in NIS and Euro, which are translated into the U.S. dollar, as well as the impact of derivatives.

Financial expenses in respect of contingent consideration and other long- term liabilities

For the years ended December 31, 2024, and 2023, we incurred $8.1 million and $1.0 million of financial expenses in respect of contingent consideration and other long-term liabilities, respectively. These expenses are in respect of reevaluation of contingent consideration and other long- term liabilities associated with the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF (for details regarding the description of such contingent consideration and other long-terms liabilities, see above under “Key Components of Our Results of Operations—Business Combination” and for details regarding the payments made on account of these liabilities see below under “Liquidity and Capital Resources”). The increase in reevaluation costs is attributed to an improved forecast of meeting the future payments associated with the acquisition.

Financial Expenses

For the years ended December 31, 2024, and 2023, we incurred $0.7 million and $1.3 million of financial expenses, respectively. Financial expenses for the year ended December 31, 2024, were primarily related to outstanding lease obligations. Financial expenses for the year ended December 31, 2023, were primarily related to interest costs on a debt facility obtained to partially fund the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF, as well as outstanding lease obligations. The debt facility was repaid in full during the third quarter of 2023. See below “Liquidity and Capital Resources.”

Taxes on Income

For the year ended December 31, 2024, we recorded $1.1 million of tax income due to accounting for a deferred tax asset on NOLs and other temporary differences that we anticipate utilizing in the foreseeable future. For the year ended December 31, 2023, we recorded a $0.2 million tax expense primarily related to our U.S. operations.

B. Liquidity and Capital Resources

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

In September 2023, we consummated a $60 million private placement of approximately 12.6 million ordinary shares to FIMI Opportunity Funds at a price of $4.75 per share, following which its holdings increased to approximately 38.4% of our outstanding ordinary shares and FIMI Opportunity Funds became our controlling shareholder, within the meaning of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). We used a portion of the proceeds from the private placement to repay the credit facility and loan we secured in connection with the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF from Saol in November 2021 (see below “Credit Facility and Loan Agreement with Bank Hapoalim B.M.”

The balance of cash and cash equivalents as of December 31, 2024, and 2023, totaled $78.4 million and $55.6 million, respectively. We plan to fund our future operations and strategic initiatives (See “Item 4. Information on the Company”) through our financial resources, cash generated through our operational activities, which generated $47.6 million and $4.3 million during the years ended December 31, 2024, and 2023, respectively, commercialization and or out-licensing of our pipeline product candidates, and to the extent required, raising additional capital through the issuance of equity or debt.

Our capital expenditures for the years ended December 31, 2024, and 2023 were $10.7 million and $5.8 million, respectively. Our capital expenditure relates primarily to the construction of our plasma collection facilities in Houston, Texas and San-Antonio, Texas, as well as the upgrades and improvements of our facilities and manufacturing and plasma collection equipment. We expect our capital expenditures to increase in the coming years mainly to facilitate the transition of manufacturing of HEPGAM B, VARIZIG and WINRHO SDF to our manufacturing facility in Beit Kama, Israel, which will require possible upgrades to plant infrastructure as well as to upgrade manufacturing automation. To date, we have not made any material commitments towards such planned expenditures.

In addition to our capital expenditure, in November 2021, we acquired CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF from Saol. Under the terms of the agreement, we paid Saol a $95.0 million upfront payment, and agreed to pay up to an additional $50.0 million of contingent consideration subject the achievement of sales thresholds for the period commencing on the acquisition date and ending on December 31, 2034. During 2023, we made the first payment of the contingent consideration in the amount of $3.0 million following achievement of the first sales threshold. The second sales threshold was met, and the second $3.0 million milestone payment was paid during February 2024. The third sales threshold is expected to be achieved during the first quarter of 2025. Subject to certain conditions defined in the agreement between the parties, we may be entitled to up to a $3.0 million credit, which is deductible from the contingent consideration payments due for the years 2023 through 2027. The entitlement for such credit was not met though the end of 2024. In addition, we acquired inventory in the amount of $14.2 million and agreed to pay the consideration to Saol in ten quarterly installments of $1.5 million each or the remaining balance at the final installment. Through the first half of 2024, we completed all payments due on account of such inventory commitment. We also assumed certain of Saol’s liabilities for the future payment of royalties (some of which are perpetual) and milestone payments to third parties subject to the achievement of corresponding CYTOGAM related net sales thresholds and milestones. During the years ended December 31, 2024, and 2023, we paid approximately $12.7 million and $17.3 million, respectively, on account of such contingent consideration, inventory related liability and the assumed liabilities, and the outstanding balance of the contingent consideration and the assumed liabilities as of December 31, 2024, totaled $63.6 million. During the next 12 months we anticipate paying approximately $10.4 million on account of such contingent consideration and the assumed liabilities, which payments are expected to be funded by our existing financial resources and cash to be generated through our operational activities. Payments on account of such liabilities expected to be made beyond the next 12 months are expected to be funded from expected cash to be generated by our operating activities, and to the extent required, raising additional capital through the issuance of equity or debt. For additional information also see above under “Key Components of Our Results of Operations—Business Combination” and Note 13a to our consolidated financial statements included in this Annual Report.

We have entered into long-term lease agreements with respect to office facilities, storage spaces, plasma collection centers, vehicles and certain office equipment. The terms of such lease arrangements are between 3 to 20 years. The outstanding lease obligation as of December 31, 2024, totaled $11.1 million. For additional information see Note 14 to our consolidated financial statements included in this Annual Report.

We are also obligated to make certain severance or pension payments to our Israeli employees upon their retirement in accordance with Israeli law. For additional information, see “Post-Employment Benefits Liabilities” and Note 2k and Note 16 to our consolidated financial statements included in this Annual Report.

We believe our current cash and cash equivalents, along with the expected future cash to be generated by our operational activities, will be sufficient to satisfy our liquidity requirements for at least the next 12 months.

Credit Facility and Loan Agreement with Bank Hapoalim B.M.

In connection with the acquisition of CYTOGAM, HEPGAM B, VARIZIG and WINRHO SDF from Saol, on November 15, 2021, we secured a $40 million debt facility from Bank Hapoalim B.M., which was comprised of a $20 million five-year loan and a $20 million short-term revolving credit facility. The long-term loan bore interest at a rate of SOFR + 2.18% and was repayable in 54 equal monthly installments commencing on June 16, 2022. In September 2023, we repaid in full the outstanding balance of the $20 million five-year loan.

The credit facility was in effect for an initial period of 12 months. Thereafter, on January 1, 2023, the credit facility was reduced to NIS 35 million (equivalent to approximately $10 million) and extended for an additional period of 12 months and subsequently on January 1, 2024, it was extended for an additional period of 12 months. Borrowings under the credit facility accrued interest at a rate of PRIME + 0.55 and were repayable no later than 12 months from the date advanced. We were required to pay Bank Hapoalim an annual fee of 0.275% for the credit allocation. The terms of the credit facility included certain financial covenants, including that we maintain: (i) minimum equity capital of 30% of the balance sheet and no less than $120 million, examined on a quarterly basis, (ii) a maximum working capital to debt ratio of 0.8, examined on a quarterly basis, and (iii) a minimum debt coverage ratio of 1.1 during 2022-2024 and 1.25 in 2025 and onwards, examined on an annual basis. In addition, the terms of the credit facility contained certain restrictive covenants including, among others, limitations on restructuring, the sale of purchase of assets, material licenses, certain changes of control and the creation of floating charges over our property and assets. In addition, we undertook not to create any first ranking floating charge over all or materially all of our property and assets in favor of any third party unless certain conditions, as defined in the loan agreement, have been satisfied.

On February 17, 2025, we converted the credit facility to a NIS 35 million on-call credit facility from Bank Hapoalim, with each loan thereunder bearing interest at a rate of 6.3%. As part of the conversion, we also undertook not to create a floating charge over all or materially all of our assets. In addition, the previous credit facility, as described above, has been terminated, together with our obligations to meet the financial covenants.

Cash Flows from Operating Activities

Net cash provided by operating activities was $47.6 million for the year ended December 31, 2024. This net cash provided by operating activities was primarily generated through our commercial operations, including the sales of our commercial products, mainly KEDRAB and CYTOGAM, as well as cash generated from royalties payable by Takeda on account of their GLASSIA sales, net of our operational costs. In addition, the net cash provided by activities activity was also attributable to improved working capital management and utilization.

Net cash provided by operating activities was $4.3 million for the year ended December 31, 2023. This net cash provided by operating activities was generated through the sales of our commercial products, mainly KEDRAB and CYTOGAM, as well as cash generated from royalties payable by Takeda on account of their GLASSIA sales, net of our operational costs.

Cash Flows from Investing Activities

Net cash used in investing activities was $10.7 million for the year ended December 31, 2024, which comprises of capital expenditures primarily associated with the construction of our new plasma collection centers in Houston, Texas and San Antonio, Texas, as well as upgrades and improvements of our facilities and manufacturing and plasma collection equipment.

Net cash used in investing activities was $5.8 million for the year ended December 31, 2023, which comprises of capital expenditures primarily associated with the maintenance and improvements of our facilities and the construction of new plasma collection center in Houston, Texas.

Cash Flows from Financing Activities

Net cash used in financing activities was $13.9 million for the year ended December 31, 2024, and included the payment to Saol of $3.0 million on account of the contingent consideration for the second sales threshold and a total of $9.7 million on account of assumed liabilities generated by the November 2021 acquisition of a portfolio of the four FDA approved plasma-derived hyperimmune commercial products from Saol, which was comprised of $2.2 million on account of the remaining acquired deferred inventory liability, as well as $7.5 million on account of the assumed liabilities associated with payments of royalties to third parties with respect to CYTOGAM net sales.

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

C. Research and Development, Patents and Licenses, Etc.

Research and development expenses accounted for approximately 9.4% and 9.8% of total revenues for the years ended December 31, 2024, and 2023, respectively.

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2024, and 2023:

	Year ended December 31,
	2024	2023
Inhaled AAT	$6,889	$6,055
Other early stage development programs	91	191
Unallocated salary	5,621	5,110
Unallocated facility cost allocated to research and development	1,559	1,529
Unallocated other expenses	1,025	1,048
Total research and development expenses	$15,185	$13,933

Our current intentions with respect to our major development programs are described in “Item 4. Information on the Company— Information on the Company—Business Overview—Our Development Product Pipeline”. We cannot determine with full certainty the duration and completion costs of the current or future clinical trials of our major development programs or if, when, or to what extent we will generate revenues from the commercialization and sale of any product candidates. We or our strategic partners may never succeed in achieving marketing approval for any product candidates. The duration, costs and timing of clinical trials and our major development programs will depend on a variety of factors, including the uncertainties of future clinical and preclinical studies, uncertainties in clinical trial enrollment rates and significant and changing government regulation and whether our current or future strategic partners are committed to and make progress in programs licensed to them, if any. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. See “Item 3. Key Information — D. Risk Factors — Risks Related to Development, Regulatory Approval and Commercialization of Product Candidates.”

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

D. Trend Information.

Adverse macroeconomic conditions, including inflation, slower growth, changes to fiscal and monetary policy, higher interest rates, and currency fluctuations have impacted companies in Israel and around the world, and as the future market conditions and fiscal and monetary policies remain highly uncertain, we cannot predict the impact of a recession recessionary economic environment on the demand for our Proprietary Products and our Distribution segment products and our ability to sustain our forecasted growth and other business and operational prospects. See also “Item 3.D. “Risk Factors–General Risks– Developments in the economy may adversely impact our business.”

E. Critical Accounting Estimates

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

On the date of the contract’s inception, we assess the goods or services promised in the contract with the customer and identify the performance obligations. Revenues are recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

We include variable consideration, such as variable prices, discounts, chargeback, rebates, adjustments to the net market price, volume rebates, and, under certain conditions, a right to return option, in the transaction price, only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future once the uncertainty has been resolved. For contracts that consist of more than one performance obligation, at contract inception we allocate the contract transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

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

Our gross sales are subject to various deductions, which are primarily composed of rebates and discounts to group purchasing organizations, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales. We monitor the obligation for these deductions on at least a quarterly basis and record adjustments when rebate trends, rebate programs and contract terms, legislative changes, or other significant events indicate that a change in the obligation is appropriate. The Company has elected to apply the practical expedient such that it does not evaluate payment terms less than one year for the existence of a significant financing component.

The following summarizes the nature of the most significant adjustments to revenues generated from the sales of these products in the U.S. market:

Wholesaler chargebacks:

We have arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Provisions for estimating chargebacks are calculated based on historical experience and product demand. The provision for chargebacks is recorded as a deduction of revenue and of the trade receivables on the consolidated statements of financial position.

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

Right to return option:

We offer a right to return option under certain conditions, primarily when goods are sold with a short expiry date. The revenue recognized reflects the amount of consideration that we expect to be entitled to, excluding the estimated returns.

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

As part of the acquisition, we also assumed certain of Saol’s liabilities for the future payment of royalties (some of which are perpetual) and milestone payments to a third party subject to the achievement of corresponding CYTOGAM related net sales. Such assumed liabilities were accounted for as a financial liability on the acquisition date. Subsequently, the financial liability is measured at amortized cost, per IFRS 9. Remeasurement of the financial liability is recognized as finance income or expense in the statement of operations. For more information see Note 13a and Note 2e in our consolidated financial statements included in this Annual Report.

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

We determine a standard manufacturing capacity for each quarter. To the extent the actual manufacturing capacity in a quarter is lower than the predetermined standard, then a portion of the indirect costs which is equal to the product of the overall quarterly indirect costs multiplied by the quarterly manufacturing shortfall rate is recognized as costs of revenues. The determination of the standard manufacturing capacity is subject to significant assumptions such as expected demand for our products, expected industry sales growth and manufacturing schedules. Management’s determination of deviations from quality standards is based on qualitative assessment, historical data and our experience.

We periodically evaluate the condition and analyze the age of inventories and make provisions for slow-moving inventories accordingly. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.

We periodically assess the potential effect on inventory in cases of deviations from quality standards in the manufacturing process to identify potential required inventory write offs. Such assessment is subject to our professional judgment.

Inventory that is produced following a change in manufacturing process prior to final approval of regulatory authorities is subject to our assessment as to the probability of obtaining such approval. We periodically reassess the probability of such approval and the remaining shelf life of such inventory. If regulatory approval is not granted, the cost of this inventory will be charged to research and development expenses.

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

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, will not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss. During the year ended December 31, 2024, we recognized a $0.6 million impairment loss on intangible assets associated with distribution rights of certain pharmaceutical products in our Distribution segment.

Goodwill impairment

We review goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that our goodwill may be impaired.

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

As of December 31, 2024, we performed an assessment for goodwill impairment for our Proprietary Products segment, which is the level at which goodwill is monitored for internal management purposes and concluded that the fair value of the Proprietary Products segment exceeds the carrying amount by approximately 24%. The carrying amount of goodwill assigned to this segment is $30.3 million.

When evaluating the fair value of the Proprietary Products segment, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for five years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth rate of -5.0% determined based on the long-term expected prospects of the reporting unit; and (c) a discount rate (post-tax) of 12.2 % which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Proprietary Products segment’s operations.

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods. If any of these were to vary materially from our plans, we may record impairment of goodwill allocated to the Proprietary Products segment reporting unit in the future. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of the Proprietary Products segment reporting unit by approximately $5.1 million and $21.2 million, respectively. The sensitivity analysis described above did not lead to an increase of the recoverable amount over the carrying amount. Based on our assessment as of December 31, 2024, no goodwill was determined to be impaired. For more information see Note 10 to our consolidated financial statements included in this Annual Report for more details.

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

The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding several complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, expected exercise multiple, risk-free interest rates, expected dividends and the price of our ordinary shares on the TASE (or Nasdaq for persons who are subject to U.S. federal income tax), which are estimated as follows:

●	Expected Life. The expected life of the share options is based on historical data and is not necessarily indicative of the exercise patterns of share options that may occur in the future.

●	Volatility. The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices on the TASE is reasonably indicative of expected future trends.

●	Risk-free interest rate. The risk-free interest rate is based on the yields of non-index-linked Bank of Israel treasury bonds with maturities similar to the expected term of the options for each option group.

●	Expected forfeiture rate. The post-vesting forfeiture rate is based on the weighted average historical forfeiture rate.

●	Dividend yield and expected dividends. While on March 5, 2025, we announced a special cash dividend of $0.20 per share (approximately $11.5 million in the aggregate), with a record date (ex-dividend date) of March 17, 2025, which shall be paid on April 7, 2025, we have historically retained our earnings to finance operations and expand our business and may not pay additional cash dividends in the future. Through the end of 2024, we assumed a dividend yield and expected dividends of zero.

●	Share price. The price of our ordinary shares on the TASE (or Nasdaq for persons who are subject to U.S. federal income tax) used in determining the grant date fair value of options is based on the price on the grant date.

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

If we modify the conditions on which equity instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the grantee at the modification date.

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

Post-employment Benefits Liabilities

Our post-retirement benefit plans are normally financed by contributions to pension funds or similar entities, including insurance companies, and are classified as defined contribution plans or defined benefit plans.

We operate a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law, 1963. See Note 2k and Note 16 to our consolidated financial statements included in this Annual Report for more details.

The present value of our severance pay depends on several factors that are determined on an actuarial basis using several assumptions. The assumptions used in determining the net cost or income for severance pay and plan assets include a discount rate. Any changes in these assumptions will impact the carrying amount of severance pay and plan assets.

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

A sensitivity analysis was performed based on reasonably possible changes of the principal assumptions (discount rate and future salary increases) underlying the defined benefit plan~~.~~

If the discount rate would be one percent higher or lower, and all other assumptions were held constant, the defined benefit obligation would decrease by $81,000 or increase by $119,000, respectively.

If the expected salary growth would increase or decrease by one percent, and all other assumptions were held constant, the defined benefit obligation would increase by $113,000 or decrease by $77,000, respectively.

Since August 2022, Kamada Inc., our U.S. wholly owned subsidiary has a 401(k) defined contribution plan covering certain employees in the United States. All eligible employees may elect to contribute up to 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. For the year ended December 31, 2024, the contribution limit was $23,000 per year (for certain employees over 50 years of age the maximum contribution was $30,500 per year). The U.S. subsidiary matches 3% of employee contributions up to the combined maximum employee and employer contributions totaling $69,000 (for certain employees over 50 years of age the maximum contribution was $76,500 per year).

Taxes on income

Current and Deferred taxes

Taxes on income in profit or loss comprise of current taxes, deferred taxes and taxes in respect of prior years, which are mainly recognized in profit or loss.

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets have not been recognized are reviewed at the end of each reporting period, and a respective deferred tax asset is recognized to the extent that their utilization is probable.

We operate in multiple tax jurisdictions. Deferred taxes are offset in the statement of financial position if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

As of December 31, 2024, we recorded a $1.1 million of tax income, most of which is with respect to deferred tax asset on account of the remaining NOLs and other temporary differences as we estimated that their utilization is probable in the foreseeable future.

Uncertain tax positions

We evaluate potential uncertain tax positions, including additional tax and interest expenses, and recognize a provision when it is more probable than not that we will have to use our economic resources to pay such obligation.

As of December 31, 2024, and 2023, the application of IFRIC 23 did not have a material effect on the financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of March 5, 2025.

Name	Age	Position
Executive Officers:
Amir London	56	Chief Executive Officer
Chaime Orlev	54	Chief Financial Officer
Eran Nir	52	Chief Operating Officer
Yael Brenner	61	Vice President, Quality
Hanni Neheman	55	Vice President, Marketing & Sales
Nir Livneh	46	Vice President, General Counsel and Corporate Secretary
Orit Pinchuk	59	Vice President, Regulatory Affairs and PVG
Liron Reshef	54	Vice President, Human Resources
Jon Knight	59	Vice President, U.S. Commercial Operations
Shavit Beladev	54	Vice President, Plasma Operations
Boris Gorelik	44	Vice President, Business Development and Strategic Programs

Directors:
Lilach Asher-Topilsky (1)(3)	54	Chair of the Board of Directors, Chair of the Strategy Committee
Uri Botzer (1)(3)	36	Director
Ishay Davidi (1)	63	Director
Prof. Benjamin Dekel (1)(2)	58	External Director
Karnit Goldwasser (1)	48	Director
Assaf Itshayek (1)(2)	52	External Director, Chairman of Audit Committee, Chairman of the Compensation Committee
Lilach Payorski (1)(2)	52	Director
Leon Recanati (1)	76	Director
David Tsur (1)(3)	74	Director

(1)	Independent director under the Nasdaq listing requirements.
(2)	Member of the Audit Committee and the Compensation Committee.
(3)	Member of the Strategy Committee.

Executive Officers

Amir London has served as our Chief Executive Officer since July 2015. Prior to that, Mr. London served as our Senior Vice President, Business Development from December 2013. Mr. London brings with him over 25 years of senior management and international business development experience. From 2011 to 2013, Mr. London served as the Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services. Earlier in his career, from 2009 to 2011, Mr. London was the Chief Executive Officer of Promedico, an Israeli-based $350 million healthcare distribution company, and from 2006 to 2009 he was the General Manager of Cure Medical, providing contract manufacturing services for clinical studies, as well as home-care solutions. From 1995 to 2006, Mr. London was a Partner with Tefen, an international publicly traded operations management consulting firm, responsible for the firm’s global biopharma practice. Mr. London holds a B.Sc. degree in Industrial and Management Engineering from the Technion – Israel Institute of Technology.

Chaime Orlev has served as our Chief Financial Officer since December 2017. Prior to that, Mr. Orlev had served in senior finance roles for more than 20 years, with approximately 12 years spent in the life sciences industry. Previously, from September 2016 to November 2017, Mr. Orlev served as Chief Financial Officer and Vice President Finance and Administration at Bioblast Pharma Ltd. (Nasdaq: ORPN), a clinical-stage, biotechnology company. Prior to that, from 2010, Mr. Orlev served as Vice President Finance and Administration at Chiasma (Nasdaq: CHMA), a clinical stage biopharmaceutical company, in which role Mr. Orlev led the company’s initial public offering and listing on Nasdaq. Mr. Orlev holds a BA degree in Business Administration from the College of Management in Israel, an MBA degree from the Recanati Graduate School of Business Administration at the Tel Aviv University and is a certified public accountant in Israel.

Eran Nir has served as our Chief Operating Officer since March 2022, overseeing our operations and research and development activities. Prior to that Mr. Nir served as our Vice President, Operations from November 2016. Mr. Nir has over 20 years of operations management experience in the pharmaceutical and medical industries. Mr. Nir’s previous roles include management of Teva Pharmaceutical Industries’ plant in Jerusalem from 2002 to 2011, VP Operations of Amelia Cosmetics from 2014 to 2015 and management of a medical equipment plant of Philips Medical Systems from 2015 to 2016. Mr. Nir’s experience spans across the management of large-scale FDA and EMA- approved manufacturing facilities, tech-transfer of new products from development to production and the implementation of operational excellence systems. Mr. Nir holds a B.Sc. degree in Industrial and Management Engineering and an MBA degree, both from Ben-Gurion University.

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

Nir Livneh has served as our VP General Counsel and Corporate Secretary since April 2023. Mr. Livneh previously served as our General Counsel and Corporate Secretary, from 2010-2018. Prior to rejoining Kamada, Mr. Livneh served as Vice President of Legal Affairs at Purple Biotech Ltd. Previously, Mr. Livneh served as Legal Counsel at ICL Group Ltd. and General Counsel of PolyPid Ltd. Mr. Livneh is a member of the Israel Bar Association and holds an LL.B. (Bachelor of Law) and a B.A. degree in Business Administration from the Reichman University, Herzliya, Israel, and an LL.M degree from Tel Aviv University, Israel.

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

Liron Reshef joined us as our Vice President, Human Resources in January 2023. Ms. Reshef has over 20 years of experience in the field of human resources in senior Human Resources positions at global companies in different industries. From 2018 to 2021, Ms. Reshef served as EVP Human Resources of TAT Technologies and from 2014 to 2018, she served as VP Human Resources of Evogene. Earlier in her career, Ms. Reshef worked in senior HR positions for Frutarom, Solbar Industries, Comverse Technology and TICI Software Systems. Ms. Reshef is a certified Coach, specialized in personal coaching, career development and managers’ coaching. Ms. Reshef holds a B.A degree. in Economics and Political Science from Bar-Ilan University and MBA degree, with specialization in Behavioral Sciences, from Ben-Gurion University, Israel.

Jon Knight has served as our Vice President of US Commercial Operations since March 2022. Mr. Knight has over 25 years of Life Sciences experience, primarily focusing on commercializing innovative specialty plasma-products. Prior to joining us, Mr. Knight served in a variety of commercial leadership positions. Previously Mr. Knight was responsible for Trade Relations at TherapeuticsMD, launching three innovative products into the U.S. market. Mr. Knight’s professional background also includes leadership positions at Prometic Life Sciences, CIS by Deloitte, Cardinal Health, Cangene BioPharma and Nabi Biopharmaceuticals. Mr. Knight holds an MBA degree from Colorado State University and a B.A. degree in Biology from Colorado Mesa University.

Shavit Beladev has served as our Vice President, Plasma Operations since June 2022. Ms. Beladev has been with us for over 20 years in increasingly senior positions, most recently as Director of Business Development. Ms. Beladev previously served in management roles responsible for International Sales, Key Accounts Management and Plasma Procurement. Since the establishment of Kamada Plasma in early 2021, Ms. Beladev’s extended responsibilities have also included overseeing the Company’s plasma collection operations through its U.S. subsidiary Kamada Plasma LLC. Ms. Beladev holds a B.A. degree in Economics and Business Administration from Ben-Gurion University, Israel.

Boris Gorelik has served as our Vice President, Business Development and Strategic Programs since June 2022. Prior to that, Mr. Gorelik served as our Director of Business Development from April 2020. Mr. Gorelik has over 14 years of Business Development and M&A experience, most of it in the pharmaceutical industry. Prior to joining us, Mr. Gorelik was Senior Director of Global Business Development and Strategy with Teva Pharmaceutical Industries, Ltd. Prior to his tenure at Teva, Mr. Gorelik served in various legal, M&A, and transaction services-related roles in the Israeli law office of Goldfarb Seligman, as well as KPMG and Deloitte Israeli offices. Mr. Gorelik holds a LL.B. degree, B.A. degree in Accounting and MBA degree, all from Tel Aviv University.

Directors

Lilach Asher-Topilsky has served as a member of our board of directors since December 2019, as the Chair of our board of directors since August 2020, served as a member of our Compensation Committee from August 2020 until August 2023 and serves as a member of our Strategy Committee since November 2023. Ms. Asher-Topilsky has been a Senior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since December 2019. Ms. Asher-Topilsky currently serves as the chair of the board of directors of Rimoni Industries Ltd. (TASE), SOS Ltd. Elyakim Ben Ari Group Ltd., Amal and Beyond Ltd. and Marom Dolphin Ltd. and as a director at Amiad Water Systems Ltd. (AIM), Ashot Ashkelon Industries Ltd. (TASE) and Tel Aviv University. Prior to joining FIMI, Ms. Asher-Topilsky served as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chairman at IDBNY BANKCORP and as a director at IDB Bank New York from 2014 – 2019. Ms. Asher-Topilsky also served as the Chairman of Mercantile Bank from 2014 – 2016. Before that, Ms. Asher-Topilsky served as a member of the management of Bank Hapoalim (TASE) as Deputy CEO & Head of Retail Banking Division (2009 – 2013) & Head of Strategy & Planning Division (2007 – 2009). Ms. Asher-Topilsky served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago 1997 – 1998) and at Shaldor Strategy Consulting (Israel 1995 – 1996). Ms. Asher-Topilsky holds an M.B.A. degree from Kellogg School of Management, Northwestern University, Chicago, USA (1997) and a B.A. degree in Management and Economics from Tel Aviv University, Israel (Magna Cum Laude, 1994).

Uri Botzer has served as a member of our board of directors since December 2022. Mr. Botzer has been a Junior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2019. Mr. Botzer currently serves as a director at Marom Dolphin Ltd. Prior to joining FIMI, Mr. Botzer served as a lawyer at FISCHER (FBC & Co.). Mr. Botzer holds a B.A. degree in Business Administration and a LL.B. (Bachelor of Law), Cum Laude, from Reichman University, Herzliya.

Ishay Davidi has served on our board of directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as the Chairman of the Board of Directors of Polyram Plastic Industries Ltd. (TASE), Ashot Ashkelon Industries Ltd. (TASE), and Bio-Lab Ltd. Mr. Davidi also serves as a director of Bet Shemesh Engines Ltd. (TASE), C. Mer Industries Ltd. (TASE), G1 Security Systems Ltd. (TASE), PCB Technologies Ltd. (TASE), Rekah Pharmaceutical Industries (TASE), SOS Ltd., GreenStream Ltd., Amiad Water Systems Ltd. (AIM), Rimoni Industries Ltd. (TASE), Elyakim Ben-Ari Group Ltd. and Amal and Beyond Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Infinya Ltd. (TASE), Inrom, Retalix (previously traded on NASDAQ and TASE) and Tefron Ltd. (NYSE and TASE) and as a director of Gilat Satellite Networks Ltd. (NASDAQ and TASE), Pharm Up Ltd (TASE), Ham-Let Ltd. (TASE), Ormat Industries Ltd. (previously traded on TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd. (TASE), Scope Metals Group Ltd. (TASE), Tadir-Gan (Precision Products) 1993 Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi served as the Chief Executive Officer of Zer Science Industries Ltd. Mr. Davidi holds an M.B.A. degree from Bar Ilan University, Israel, and a B.Sc. degree, with honors, in Industrial Engineering from the Tel Aviv University, Israel.

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

Karnit Goldwasser has served on our board of directors since December 2019 and served as a member of our Audit Committee and Compensation Committee from January 2020 until August 2023. Ms. Goldwasser serves as an independent consultant and environmental engineer for various agencies and organizations. Ms. Goldwasser is a director at Delek San Recycling Ltd. (since December 2016). Ms. Goldwasser previously served as a director at ELA Recycling Corporation (2015 – September 2021), Orian DB Schenker (2017 – 2020) and at the government-owned Environmental Services Company Ltd., as chair of the Safety Committee (2010 – 2016) and as a member of the Tel Aviv-Jaffa City Council, holding the environmental portfolio (2013 – 2016). Ms. Goldwasser also served as a director in several Tel Aviv-Jaffa municipality corporations: Dan Municipal Sanitation Association, as chair of the audit committee; Tel Aviv-Jaffa Economic Development Authority; and Ganei Yehoshua Co. Ltd. Ms. Goldwasser holds a B.Sc. degree in Environmental Engineering, focusing on chemistry, mathematics and environmental engineering, a M.Sc. degree in Civil Engineering, specializing in Hydrodynamics and Water Resources, both from the Technion — Israel Institute of Technology, and a M.A. degree in Public Policy and Administration from the Lauder School of Government, Diplomacy and Strategy, IDC Herzliya. Ms. Goldwasser also completed the Directors Program at LAHAV, School of Management, Tel Aviv University.

Assaf Itshayek has served as an external director (within the meaning of the Companies Law) since August 2023 and is the Chairman of our Audit Committee and Compensation Committee. Mr. Itshayek has over 15 years of hi-tech industry experience in senior management and finance executive positions in different industries (including online, fintech and energy). Mr. Itshayek currently serves as a member of the board of directors of GoTo Global Ltd., Qira Ltd. and Nostromo Energy Holdings Corporation. From June 2021 until October 2022, Mr. Itshayek served as the chief executive officer of NeraTech Media Ltd. Prior thereto, from November 2012 until June 2021, Mr. Itshayek was at Somoto Ltd. (TASE: SMTO), initially as the chief financial officer and from December 2017, as the chief executive officer. Prior thereto, Mr. Itshayek served as the chief financial officer of BlueSnap Inc. (from February 2021 until January 2021) and Digital Power Corporation Ltd. (from June 2009 until May 2011) and served as the corporate controller of Metalink Ltd. from June 2006 until August 2008. From December 1999 until July 2006, Mr. Itshayek served as a TMT senior audit manager at Deloitte Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network. Mr. Itshayek holds a B.A. degree in Business Administration and Accountancy from the College of Management and an M.B.A. degree from Tel Aviv University.

Lilach Payorski has served on our board of directors since December 2021 and serves as a member of our Audit Committee. Ms. Payorski served as the Chair of our Audit Committee from December 2021 to October 2023. Ms. Payorski served as the Chief Financial Officer of Tyto Care Ltd. from November 2022 until March 2023. Prior to that, Ms. Payorski served as the Chief Financial Officer of Stratasys Ltd. (NASDAQ: SSYS), a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. From December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys. From December 2009 to December 2012, Ms. Payorski served as Head of Finance at PMC-Sierra (NASDAQ: PMCS), a company operating in the semiconductors industry, which was subsequently acquired by Microsemi Corporation. Prior to that, from March 2005 to December 2009, Ms. Payorski served as Compliance Controller at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a security company. Ms. Payorski also served as corporate controller at Wind River Systems (NASDAQ: WIND), a software company, which was subsequently acquired by Intel Corporation, from June 2003 to March 2005. Earlier in her career, from March 1997 to June 2003, Ms. Payorski worked as a chartered public accountant at Ernst & Young LLP, both in Israel and later in Palo Alto, CA. Ms. Payorski currently serves as the chairman of the audit committee of ODDITY Ltd. (NASDAQ: ODD) and Gauzy Ltd. (NASDAQ: GAUZ). Ms. Payorski also served as the chairman of the audit committee of Scodix Ltd. (TASE: SCDX). Ms. Payorski holds a B.A. degree in Accounting and Economics from Tel Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University.

Leon Recanati has served on our board of directors since May 2005, as the Chairman of our board of directors from March 2013 to August 2020 and served as the Chairman of our Compensation Committee from February 2019 until September 2023. Mr. Recanati currently serves as the Chairman of MadaTech, National Museum of Science Technology and Space in memory of Daniel and Mathilde Recanati. Mr. Recanati also serves as a member of the board of directors of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., Gov, RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., Shavit Capital Funds and Ofil Ltd. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation Ltd., Clal Industries Ltd., Azorim Investment Development and Construction Co Ltd., Delek Israel Fuel Corporation and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion — Israel Institute of Technology and Tel Aviv University.

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

B. Compensation

Aggregate Compensation of Directors and Officers

The aggregate compensation incurred by us in relation to our executive officers and directors, including share-based compensation, for the year ended December 31, 2024, was approximately $4.7 million. This amount includes approximately $0.39 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

From time to time, we grant options to our employees, officers and directors and, in the past, granted restricted share units to our officers and several of our employees. We did not grant any options to our officers and directors during the year ended December 31, 2024.

As of December 31, 2024, options to purchase 1,641,550 of our ordinary shares granted to our Israeli based officers and directors as a group were outstanding, of which options to purchase 975,050 of our ordinary shares were vested, with a weighted average exercise price of NIS 19.85 per ordinary share. In addition, as of December 31, 2024, options to purchase 120,000 of our ordinary shares granted to our U.S. based officers as a group were outstanding, of which options to purchase 60,000 of our ordinary shares were vested, with a weighted average exercise price of $5.46 per ordinary share. For details regarding the beneficial ownership of our shares by our officers and directors, see “Item 6. Directors, Senior Management and Employees — Share Ownership.”

Compensation of Directors

We pay our directors an annual fee and per-meeting fees in the maximum amounts payable from time to time for such fees by us under the Second and Third Addendums, respectively (or, to the extent any director is determined to have financial and accounting expertise and is deemed an expert director (in each case, within the meaning of the Companies Law and the regulations thereunder), under the Fourth Addendum) to the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000, or the Compensation Regulations. In accordance with the Compensation Regulations, we currently pay our directors an annual fee of NIS 97,326 (approximately $26,311) as well as a fee of NIS 3,747 (approximately $1,013) for each board or committee meeting attended in person, NIS 2,248 (approximately $608) for each board or committee meeting attended via telephone or videoconference and NIS 1,874 (approximately $506) for participation by written consent.

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

Compensation of Covered Executives

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), namely our Chief Executive Officer, Chief Financial Officer, Vice President, Business Development and Strategic Programs, Chief Operating Officer and Vice President, US Commercial Operations, during or with respect to the year ended December 31, 2024. Each such office holder was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

Name and Position	Salary(1)	Bonus(2)	Value of Options Granted(3)	Other(4)	Total
	(in thousands)
Amir London Chief Executive Officer	$421	224	121	29	794
Chaime Orlev Chief Financial Officer	$351	103	111	24	590
Eran Nir Chief Operating Officer	$309	91	31	17	448
Boris Gorelik Vice President, Business Development and Strategic Programs	$246	40	25	ׁ106	417
Jon Knight Vice President, U.S. Commercial Operations	$232	70	24		326

(1)	Salary includes gross salary and fringe benefits.
(2)	Bonuses includes annual bonuses. The annual bonus is subject to the fulfillment of certain targets determined for each year by the compensation committee and board of directors.
(3)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2024 with respect to all options granted to such executive officer.
(4)	Cost of housing and personal expenses, and allowance for the use of a company car net of reimbursement by social security of certain salary expenses, each to the extent applicable.

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

Boris Gorelik, Vice President, Business Development and Strategic Programs. Effective as of June 2022, we entered into a three-year employment agreement with Mr. Boris Gorelik in connection with his relocation to the U.S. and his employment as our Vice President of Business Development with an option for an additional one-year extension. Prior to that Mr. Gorelik served as our Director of Business Development from April 2020. Either party may terminate the agreement at any time upon three months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with U.S. law.

Jon Knight, Vice President, US Commercial Operations. Effective as of March15, 2022, we entered into an employment agreement with Mr. Jon Knight with respect to his employment as our Vice President, US Commercial Operations. Either party may terminate the agreement at any time upon three months’ prior written notice to the other party, and we may terminate the agreement immediately for cause in accordance with U.S. law.

Other Executive Officers

We have entered into written employment agreements with the rest of our executive officers. The terms of employment of our executive office holders are directed by our compensation policy. See “— Compensation Policy.” Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide up to three months’ notice prior to terminating the employment of such executive officers, other than in the case of a termination for cause. Each of our employment agreements with such executive officers provides for annual bonuses, which are subject to the fulfillment of certain targets determined for each year, and the executive officers may be also entitled to a special bonus upon the achievement of certain company milestones.

Compensation of Directors and Executive Officers under Israeli Law

Compensation Policy.

Under the Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. Such compensation policy must comply with the requirements of the Companies Law. The compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by the shareholders, by a special majority (referred to as the “Special Majority for Compensation”) that requires that either:

●	a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such matter and who are present and voting at the meeting, are voted in favor of approving the compensation package (excluding abstentions); or

●	the total number of shares voted by non-controlling shareholders and shareholders who do not have a personal interest in such matter that are voted against the compensation policy does not exceed 2% of the aggregate voting rights in the company.

Our current compensation policy for executive officers and compensation policy for directors were each approved by our shareholders on December 22, 2022.

Compensation of Directors

Under the Companies Law, the compensation (including insurance, indemnification, exculpation and compensation) of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. The approval of the compensation committee and board of directors must be in accordance with the compensation policy. In special circumstances, the compensation committee and board of directors may approve a compensation arrangement that is inconsistent with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law, in which case the approval of the company’s shareholders must be by the Special Majority for Compensation.

Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described under “—Item 6. Directors, Senior Management and Employees — Fiduciary Duties and Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

Compensation of Officers Other than the Chief Executive Officer

Pursuant to the Companies Law, the compensation (including insurance, indemnification and exculpation) of a public company’s office holders (other than directors, which is described above, and the chief executive officer, which is described below) generally requires approval first by the compensation committee and second by the company’s board of directors, according to the company’s compensation policy. In special circumstances the compensation committee and board of directors may approve a compensation arrangement of such an officer that is inconsistent with the company’s compensation policy, provided that they have considered the same considerations and matters required for the approval of a compensation policy in accordance with the Companies Law and such arrangement must be approved by the company’s shareholders by the Special Majority for Compensation. However, if the shareholders of the company do not approve a compensation arrangement with such an executive officer that is inconsistent with the company’s compensation policy, the compensation committee and board of directors may, in special circumstances, override the shareholders’ decision, subject to certain conditions.

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

Where the office holder is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described under “—Item 6. Directors, Senior Management and Employees — Fiduciary Duties and Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of a Controlling Shareholders and Approval of Certain Transactions.”

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

Under the Companies Law, a company may indemnify an office holder for the following liabilities, payments and expenses incurred for acts performed by him or her, as an office holder, either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

●	a monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount, or criteria mentioned above;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); and (2) in connection with a monetary sanction; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea).

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

For the approval of exculpation, indemnification and insurance of office holders who are directors, see “— Compensation of Directors,” for the approval of exculpation, indemnification and insurance of office holders who are not directors, see “—Compensation of Executive Officers” and for the approval of exculpation, indemnification and insurance of office holders who are controlling shareholders, see “— Fiduciary Duties and Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

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

A general meeting of our shareholders may remove a director (other than our external directors) from office prior to the expiration of his or her term in office by a resolution adopted by holders of a majority of our shares voting on the proposed removal, provided that the director being removed from office is given a reasonable opportunity to present his or her case before the general meeting. See “— External Directors” for a description of the procedure for the removal of external directors.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” must appoint at least two external directors who meet the qualification requirements in the Companies Law.

According to regulations promulgated under the Companies Law, a company whose shares are traded on certain stock exchanges outside Israel (including the Nasdaq Global Select Market, such as our company) that does not have a controlling shareholder and that complies with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt itself from the requirements of Israeli law with respect to the requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee of the board of directors. If a company has elected to avail itself from the requirement to appoint external directors and at the time a director is appointed all members of the board of directors are of the same gender, a director of the other gender must be appointed. We relied on such exemption between January 30, 2017 and until the closing of the September 2023 private placement, as a result of which FIMI Opportunity Funds became our controlling shareholder (within the meaning of the Companies Law), and therefore, we ceased to be entitled to rely on the relief from external directors and are required to comply with the Israeli law requirements relating to the appointment of external directors and the composition of our audit committee and compensation committee. Accordingly, in August 2023, our shareholders approved the election of Prof. Benjamin Dekel and Assaf Itshayek as external directors (within the meaning of the Companies Law), each to serve for an initial three-year term, effective as of September 7, 2023.

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

Audit Committee

We have an audit committee consisting of Ms. Lilach Payorski, an independent director under the Companies Law and Nasdaq Listing Rules, and our external directors, Mr. Assaf Itshayek and Prof. Benjamin Dekel. Mr. Assaf Itshayek serves as the chairman of the audit committee.

Under the Companies Law, publicly traded companies must establish an audit committee. The audit committee must consist of at least three members, and must include all the company’s external directors, including one external director serving as chair of the audit committee; and the majority of the audit committee members must be “independent directors” (as such term is defined in the Companies Law). The chairman of the board of directors, directors employed by, or that provide services on a regular basis to, the company or to a controlling shareholder or a company controlled by a controlling shareholder, or a director whose main livelihood depends on a controlling shareholder, or any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder or certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which approval was granted.

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

Audit Committee Role

Our audit committee generally provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants. Our audit committee also acts as a corporate governance compliance committee and oversees the implementation and amendment, from time to time, of our policies for compliance with Israeli and U.S. securities laws and applicable Nasdaq corporate governance requirements, including non-use of inside information, reporting requirements, our engagement with related parties, whistleblower complaints and protection, and is also responsible for the handling of any incidents that may arise in violation of our policies or applicable securities laws. Our board of directors has adopted an audit committee charter setting forth the specific responsibilities of the audit committee consistent with the Companies Law, and the rules and regulations of the SEC and the Nasdaq listing requirements, which include:

●	oversight of our independent auditors and recommending the engagement, compensation or termination of engagement of our independent auditors to the board of directors or shareholders for their approval, as applicable, in accordance with the requirements of the Companies Law;

●	pre-approval of audit and non-audit services to be provided by the independent auditors;

●	reviewing and recommending to the board of directors the approval of our quarterly and annual financial reports; and

●	overseeing the implementation and amendment of our policies for compliance with Israeli and U.S. securities laws and applicable Nasdaq corporate governance requirements.

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

Compensation Committee

We have a compensation committee consisting of Ms. Lilach Payorski, an independent director under the Companies Law and Nasdaq Listing Rules, and our external directors, Mr. Assaf Itshayek and Prof. Benjamin. Mr. Assaf Itshayek serves as the chairman of the compensation committee.

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

Fiduciary Duties and Approval of Related Party Transactions under Israeli Law

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

Approval of Significant Private Placements

Under the Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders by a simple majority. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if all of the following conditions are met:

●	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

●	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

●	the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

D. Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2024	2023	2022

Total Employees	420	378	379

Located in Israel	374	347	360
Located in the United States	44	29	17
Located in Other Countries	2	2	2

In Research and Development	42	38	37
In General and Administrative	62	57	52
In Operations	278	249	259
In Sales and Marketing	38	34	31

We signed a collective bargaining agreement with the Histadrut (General Federation of Labor in Israel) and the employees’ committee established by our employees at our Beit Kama facility in December 2013, which expired in December 2017. In November 2018, we signed a further collective bargaining agreement with the employees’ committee and the Histadrut, which expired in December 2021. In July 2022, we signed a new collective agreement with the employee’s committee and the Histadrut; while the agreement will be effective through the end of 2029, certain economic terms may be renegotiated by the parties following the four-year anniversary of the agreement. The collective bargaining agreement governs certain aspects of our employee-employer relations, such as: firing procedures, annual salary raise, and eligibility for certain compensation terms and welfare. Approximately 281 of our employees, all of whom are located at our Beit Kama facility, currently work under the collective bargaining agreement signed in July 2022. We have experienced labor disputes and work stoppages in the past at our Beit Kama facility. For example, on March 3, 2022, during the course our negotiations with the Histadrut and the employees’ committee on the renewal of the collective bargaining agreement, the employee’s committee declared a labor dispute, and on April 26, 2022, a strike was initiated by the employees’ committee, which continued until signed agreement was signed in July 2022, at which time the unionized employees returned to work at the Beit Kama facility. In addition, in December 2020, during the course of our negotiations with the Histadrut and the employees’ committee on severance remuneration for employees who may be laid-off as part of the workforce down-sizing as a result of the transfer of GLASSIA manufacturing to Takeda, the employee’s committee declared a labor dispute, which was subsequently concluded during February 2021 following the execution of a special collective bargaining agreement governing such severance terms. In March 2023, we entered into an additional special collective bargaining agreement with the employees’ committee and the Histadtrut governing severance remuneration terms for employees who may be laid-off in connection with the potential staff reductions, when needed, in order to adjust to lower plant utilization.

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

The percentage of beneficial ownership of our ordinary shares is based on 57,505,031 ordinary shares outstanding as of March 5, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options exercisable into ordinary shares and restricted share units that will become vested, as applicable, within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options and restricted share units for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
Executive Officers
Amir London (1)	441,875	*
Chaime Orlev (2)	112,833	*
Eran Nir (3)	89,098	*
Yael Brenner (4)	62,466	*
Hanni Neheman (5)	52,042	*
Nir Livneh (6)	20,000	*
Orit Pinchuk (7)	68,333	*
Liron Reshef (8)	20,000	*
Jon Knight (9)	45,000	*
Shavit Beladev (10)	52,043	*
Boris Gorelik (11)	45,000	*

Directors
Lilach Asher-Topilsky (12)	41,500	*
Uri Botzer (13)	15,000	*
Ishay Davidi (14)	22,125,787	38.48%
Prof. Benjamin Dekel (15)	4,000	*
Karnit Goldwasser (16)	41,500	*
Assaf Itshayek (17)	4,000	*
Lilach Payorski (18)	15,000	*
Leon Recanati (19)	3,489,437	6.07%
David Tsur (20)	664,429	1.16%
Directors and executive officers as a group (20 persons) (21)	27,409,343	47.64%

*	Less than 1% of our ordinary shares.
(1)	Includes (i) 61,875 ordinary shares, and (ii) options to purchase 380,000 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.72 (or $5.54) per share, which expire between June 20, 2025, and June 22, 2029. Does not include unvested options to purchase 200,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(2)	Includes (i) 11,633 ordinary shares, and (ii) options to purchase 101,200 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.60 (or $5.50) per share, which expire between December 20, 2025, and November 28, 2029. Does not include unvested options to purchase 90,000 ordinary shares units that are not exercisable within 60 days of the date of the table.
(3)	Includes (i) 10,398 ordinary shares, and (ii) options to purchase 78,700 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.638 (or $5.51) per share, which expire between December 20, 2025 and August 28, 2028. Does not include unvested options to purchase 22,500 ordinary shares that are not exercisable within 60 days of the date of the table.
(4)	Includes (i) 6,266 ordinary shares, and (ii) options to purchase 56,200 ordinary shares exercisable within 60 days of the date of the table, at exercise price of NIS 19.75 (or $5.54) per share, which expire between December 20, 2025, and August 28, 2028. Does not include unvested options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(5)	Includes (i) 3,417 ordinary shares, and (ii) options to purchase 48,625 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.42 (or $5.45) per share, which expire between December 20, 2025, and August 28, 2028. Does not include unvested options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(6)	Subject to options to purchase 20,000 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 17.67 (or $4.96) per share, which expire on October 23, 2029. Does not include unvested options to purchase 20,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(7)	Includes (i) 12,133 ordinary shares, and (ii) options to purchase 56,200 ordinary shares exercisable within days of the date of the table, at an exercise price of NIS 19.75 (or $5.54) per share, which expire between December 20, 2025, and August 28, 2028. Does not include unvested options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(8)	Includes options to purchase 20,000 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 16.75 (or $4.70) per share, which expire on September 2, 2029. Does not include unvested options to purchase 20,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(9)	Subject to options to purchase 45,000 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of $5.88 per share, which expire on September 9, 2028. Does not include unvested options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(10)	Includes (i) 3,418 ordinary shares, and (ii) options to purchase 48,625 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.42 (or $5.45) per share, which expire between December 20, 2025, and August 28, 2028. Does not include unvested options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(11)	Includes options to purchase 45,000 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of $5.04 per share, which expire between February 11, 2027, and January 16, 2029. Does not include unvested options to purchase 30,000 ordinary shares units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.
(12)	Subject to options to purchase 41,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 22.11 (or $6.21) per share, which expire between September 25, 2026, and June 22, 2029. Does not include unvested options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(13)	Subject to options to purchase 15,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 17.35 (or $4.87) per share, which expire on June 22, 2029. Does not include unvested options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(14)	Includes (i) 22,084,287 shares indirectly beneficially owned through the FIMI 6 Funds and FIMI 7 Funds. and (ii) 41,500 ordinary shares subject to options held directly held by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.11 (or $6.21) per share, which expire between September 25, 2026, and June 22, 2029. Does not include unvested options to purchase 15,000 ordinary shares held by Mr. Ishay Davidi that are not exercisable within 60 days of the date of the table.
(15)	Subject to options to purchase 4,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.71 (or $5.53) per share, which expire on March 7, 2030. Does not include ordinary shares subject to unvested options to purchase 12,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(16)	Subject to options to purchase 41,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.11 (or $6.21) per share, which expire between September 25, 2026, and June 22, 2029. Does not include unvested options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(17)	Subject to options to purchase 4,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.71 (or $5.53) per share, which expire on March 7, 2030. Does not include ordinary shares subject to unvested options to purchase 12,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(18)	Subject to options to purchase 15,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.36 (or $5.43) per share, which expire on June 22, 2029. Does not include unvested options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(19)	Mr. Recanati (i) directly holds 631,145 ordinary shares and (ii) beneficially owns 1,455,457 ordinary shares through Gov Financial Holdings Ltd. (“Gov”) and 1,346,335 ordinary shares through Insight Capital Ltd. (“Insight”), both of which are wholly owned by Mr. Recanati. In addition, includes options to purchase 56,500 ordinary shares directly held by Mr. Recanati that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.91 (or $6.15) per share, which expire between June 20, 2025, and June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(20)	Mr. David Tsur directly holds 607,929 ordinary shares. In addition, includes options to purchase 56,500 ordinary shares directly held by Mr. Tsur that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.91 (or $6.15) per share, which expire between June 20, 2025, and June 22, 2029. Does not include unvested options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of the table.
(21)	See footnotes (1)-(20) for certain information regarding beneficial ownership.

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

Options granted under the 2011 Plan generally vest in four equal installments, 25% each on each of the four anniversaries of the date of grant. Options granted under the 2011 Plan are generally exercisable for 6.5 years following the date of grant (unless the expiration date of the options is within a blackout period, in which case the expiration date is extended until the date that is five trading days following the expiration of the blackout period) and all unexercised options will expire immediately thereafter. Options that have vested prior to the end of a grantee’s employment or services agreement with us may generally be exercised within 90 days from the end of such grantee’s employment or services with us, unless such relationship was terminated for cause. Options which are not exercised during such 90-day period expire at the end of the period, unless upon termination of such 90-day period there is an ongoing black-out period during which time the options may not be exercised, in which case our Chief Executive Officer or Chief Financial Officer is entitled to extend the exercise period for specified limited periods. Options that have not vested on the date of the end of a grantee’s employment or services agreement with us, and, in the event of termination of employment or services for cause, all unexercised options (whether vested or not), expire immediately upon termination.

We previously granted restricted share units to our officers and several of our employees under the 2011 Plan, which vested over a period of four years in 13 installments: 25% of the restricted share units vest on the first anniversary of the grant date and 6.25% of the remaining restricted share units vest at the end of each quarter thereafter.

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

Options and restricted share units granted under the 2011 Plan to our Israeli directors, officers and employees who are not controlling shareholders (within the meaning of Israeli tax law) are granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance, under the capital gains alternative. In order to comply with the capital gains alternative, all such options and restricted share units under the 2011 Plan are granted or issued to a trustee and are to be held by the trustee for at least two years from the date of grant. Under the capital gains alternative, we are not allowed an Israeli tax deduction for the grant of the options or issuance of the shares issuable thereunder.

As of December 31, 2024, an aggregate of 1,164,820 ordinary shares were reserved for future issuance under the 2011 Plan (subject to certain adjustments specified in the 2011 Plan), and options to purchase 2,818,071 ordinary shares were outstanding under the 2011 Plan, of which options to purchase 1,631,782 ordinary shares were vested as of such date. Any ordinary shares underlying options that expire prior to exercise that are forfeited under the 2011 Plan will become again available for issuance under the 2011 Plan.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Kamada Ltd. Recoupment Policy during the fiscal year ended December 31, 2024.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each person known to us to own beneficially more than 5% of our ordinary shares.

The percentage of beneficial ownership of our ordinary shares is based on 57,505,031 ordinary shares outstanding as of March 1, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Name	Number	Percentage
FIMI Funds(1)	22,084,287	38.4%
Phoenix Financial Ltd.(2)	4,242,018	7.38%
Leon Recanati(3)	3,489,437	6.07%

(1)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 3 to Schedule 13D filed with the SEC on September 7, 2023. According to the Statement, (A) (i) includes 4,421,909 shares directly owned by FIMI Opportunity Fund 6, L.P. and 5,030,799 shares directly owned by FIMI Israel Opportunity Fund 6, Limited Partnership (together, the “FIMI 6 Funds”) and (ii) the 9,452,708 ordinary shares held by the FIMI 6 Funds are indirectly beneficially owned by FIMI 6 2016 Ltd. (“FIMI 6”), which serves as the managing general partner of the FIMI 6 Funds, and Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 6; (B) (i) includes 4,911,158 shares directly owned by FIMI Opportunity 7, L.P. and 7,720,421 shares directly owned by FIMI Israel Opportunity Fund 7, Limited Partnership (together, the “FIMI 7 Funds”) and (ii) the 12,631,579 ordinary shares held by the FIMI 7 Funds are indirectly beneficially owned by FIMI 7 2016 Ltd. (“FIMI 7”), which serves as the managing general partner of the FIMI 7 Funds, and O.D.N Seven Investments Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 7; and (C) the 22,084,287 ordinary shares held by the FIMI 6 Funds and the FIMI 7 Funds are indirectly beneficially owned by Mr. Ishay Davidi. Information included in this footnote does not include 34,000 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table See Footnote (14) to the table under “Item 6. Directors, Senior Management and Employees — Share Ownership.”
(2)	Based solely upon, and qualified in its entirety with reference to, a notice dated January 2, 2025, submitted to the Company, reporting its holdings as of December 31, 2024. According to Amendment No. 17 to Schedule 13G filed with the SEC on November 14, 2024, the securities are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Financial Ltd., each of which operates under independent management and makes its own independent voting and investment decisions.
(3)

Mr. Recanati (i) directly holds 631,145 ordinary shares and (ii) beneficially owns 1,455,457 ordinary shares through Gov and 1,346,335 ordinary shares through Insight, both of which are wholly owned by Mr. Recanati. In addition, includes options to purchase 56,500 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.91 (or $6.15) per share, which expire between June 20, 2025, and June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 15,000 ordinary shares that are not exercisable within 60 days of the date of the table.

To our knowledge, based on information provided to us by our transfer agent in the United States, as of February 27, 2025, we had one shareholder of record registered with an address in the United States, holding approximately 17.83% of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

Directors and Executive Officers Agreements and Arrangements

Exculpation, Indemnification and Insurance. We have entered into indemnification and exculpation agreements with each of our current officers and directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Companies Law)) and undertaking to indemnify them to the fullest extent permitted by the Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), including with respect to liabilities resulting from our initial public offering in the United States, to the extent such liabilities are not covered by insurance. Our office holders are covered by a directors and officers’ liability insurance policy. See “Item 6. Directors, Senior Management and Employees — Exculpation, Insurance and Indemnification of Office Holders.”

Employment Agreements. We have entered into employment agreements with our executive officers, which are terminable by either party for any reason. The employment agreements contain standard provisions, including confidentiality of information and assignment of invention provisions and non-competition clauses. See “Item 6. Directors, Senior Management and Employees — Compensation.”

Equity Awards. From time to time, we grant options to our officers and directors and, in the past, granted restricted share units to our officers. For details regarding the beneficial ownership of our shares by our officers and directors, see “Item 6. Directors, Senior Management and Employees — Share Ownership.”

FIMI Funds

FIMI Private Placements

On January 20, 2020, we entered into a share purchase agreement with the FIMI Funds to purchase, in a private placement, an aggregate of 4,166,667 ordinary shares at a price of $6.00 per share, for an aggregate $25 million gross proceeds. Concurrently, we entered into a registration rights agreement with the FIMI Funds, pursuant to which the FIMI Funds are entitled to customary demand registration rights (effective six months following the closing of the transaction) and piggyback registration rights with respect to our shares held by them. Upon the closing of the private placement, the beneficial ownership of the FIMI Funds increased from approximately 12.2% to 21.1% of our outstanding ordinary shares.

On May 23, 2023, we entered into a share purchase agreement with the FIMI Funds to purchase, in a private placement, an aggregate 12,631,579 ordinary shares at a price of $4.75 per share, for an aggregate $60 million gross proceeds. The private placement was approved by our shareholders on August 29, 2023, in accordance with Israeli law. Upon the closing of the private placement on September 7, 2023, the beneficial ownership of the FIMI Funds increased from approximately 21.1% to 38.4% of our outstanding ordinary shares and the FIMI Opportunity Funds became our controlling shareholder, within the meaning of the Companies Law. Concurrently with the execution of the share purchase agreement, we entered into an amended and restated registration rights agreement with the FIMI Funds pursuant to which, among other things, we undertook to file with the SEC a registration statement registering the resale of all of the ordinary shares held by the FIMI Funds, per its request, at any time commencing six months following the closing of the private placement.

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

Engagements with Suppliers and Service Providers Affiliated with the FIMI Funds

We have entered into certain agreements in the ordinary course of our business for the purchase of certain products and services (such as security services, computing and information systems services, office equipment and recycling services) from entities controlled by or affiliated with the FIMI Funds, most of which were originally entered into prior to the FIMI Funds becoming a shareholder of our company and on an arm’s length basis, and one of which was subsequently amended and extended following the FIMI Funds becoming our controlling shareholder. These agreements include customary terms and conditions as applicable to the type of supplied product or services.

Item 8. Financial Information

Consolidated Financial Statements

Consolidated financial statements are set forth under Item 18.

Legal Proceedings

In May 2022, we terminated a distribution agreement with a third-party engaged to distribute our Propriety Products in Russia and Ukraine (the “Distributor”) and a power of attorney granted in connection with such distribution agreement to an affiliate of the Distributor (the “Affiliate”). On June 13, 2023, the Affiliate filed its Statement of Claim with the tribunal of first instance in Geneva, seeking alleged damages in the total amount of $6.7 million. We have filed a motion with the tribunal of first instance in Geneva challenging its jurisdiction over the Affiliate’s claims, submitting that such claims should have been brought before an arbitral tribunal, as contractually agreed between the parties. During December 2024 we were advised by the tribunal of first instance in Geneva that it possesses all the necessary information to decide on its jurisdiction and its decision is expected in the coming months. Until the tribunal of first instance in Geneva rules on the motion, the Affiliate’s claims will not be heard. No final decision has been made to date. At this time, it is not possible to assess the prospects of the claim against us and any potential liabilities and impact on our business.

In addition to the above, we are subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would have a material adverse effect on our financial position, operations or potential performance.

Dividend Policy

While we have historically retained our earnings to finance operations and expand our business, on March 5, 2025, we announced a special cash dividend of $0.20 per share (approximately $11.5 million in the aggregate), with a record date (ex-dividend date) of March 17, 2025, which will be paid on April 7, 2025. We have not determined whether we will continue to make distributions in the future or refrain from similar distributions. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on a number of factors, including our financial condition, operating results, capital requirements, and other factors that the board of directors considers relevant.

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

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2024, until the date of the filing of this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ordinary shares are listed on both Nasdaq and TASE under the symbol “KMDA.”

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

Shareholder Meetings

Under the Companies Law, we are required to convene an annual general meeting of our shareholders at least once every calendar year and within a period of not more than 15 months following the preceding annual general meeting. In addition, the Companies Law provides that our board of directors may convene a special general meeting of our shareholders whenever it sees fit and is required to do so upon the written request of (i) two directors or one quarter of the serving members of our board of directors, or (ii) one or more holders of 5% or more of our outstanding share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which in the case of an Israeli company whose shares are dual listed on the TASE and on certain exchanges outside of Israel, such as the Nasdaq, may be between four and 60 days prior to the date of the meeting. The Companies Law requires that resolutions regarding the following matters (among others) be approved by our shareholders at a general meeting: amendments to our articles of association; appointment, terms of service and termination of service of our auditors; election of external directors; approval of certain related party transactions; increases or reductions of our authorized share capital; mergers; dissolution of the company by a court, voluntary dissolution or voluntary dissolution in an expedited procedure, and the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is essential for our proper management.

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

Non-residents of Israel who hold our ordinary shares are able to repatriate any dividends (if any), any amounts received upon the dissolution, liquidation and winding up of our affairs and proceeds of any sale of our ordinary shares, into non-Israeli currency at the rate of exchange prevailing at the time of conversion, provided that any applicable Israeli income tax has been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated and may be restored at any time by administrative action.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at a rate of 23%. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise, a Preferred Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Encouragement of Industry Law”), provides several tax benefits to “Industrial Companies.” Pursuant to the Encouragement of Industry Law, a company qualifies as an Industrial Company if it is a resident of Israel and at least 90% of its income in any tax year (other than income from certain governmental loans) is generated from an “Industrial Enterprise” that it owns and is located in Israel or in the “Area”, in accordance with its definition under section 3A of the Israeli Income Tax Ordinance. An Industrial Enterprise is defined as an enterprise whose principal activity, in a given tax year, is industrial activity.

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

Law for the Encouragement of Capital Investments, 1959

The Investment Law, which has undergone major reforms and several amendments in recent years, provides certain tax benefits to eligible facilities. The different benefits under the Investment Law depend on the specific year in which the enterprise received approval from the Investment Center or the year it was eligible for Approved/Privileged/Preferred/Preferred Technology Enterprise status under the Investment Law, and the benefits available at that time. Below is a short description of the different benefits available to us under the Investment Law:

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

Our manufacturing facility in Israel was granted Approved Enterprise status by the Investment Center, which made us eligible for a grant and certain tax benefits under the “Grant Track.” The approved investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which applied to our turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Grant Track include accelerated depreciation and amortization for tax purposes as well as a tax exemption for the first two years of the benefit period and the taxation of income generated from an Approved Enterprise at a reduced corporate tax rate of 10%-25% (depending on the level of foreign investment in each year), for a certain period of time. The benefit period is ordinarily seven to ten years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the earlier of the operational year as determined by the Investment Center or 14 years from the date of approval of the Approved Enterprise. The Company’s benefit period ended by 2017.

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

In May 2012, we obtained a tax ruling from the ITA according to which, among other things, our activity was qualified as an “industrial activity”, as defined in the Investment Law, and was eligible for tax benefits as a Privileged Enterprise under the “Tax Benefit Track,” which apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. According to the tax ruling, our Year of Election was 2009. We subsequently elected 2012 as a Year of Election. The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the first year in which the company generated taxable income (at or after the Year of Election), or 12 years from the first day of the Year of Election. Therefore, the tax benefits under our Privileged Enterprise expired at the end of 2023.

In January 2015, we obtained a ruling from the ITA pursuant to which royalties-based income related to GLASSIA will be considered “Privileged Income” (within the meaning of the Investment Law), subject to meeting certain conditions detailed in the ruling.

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

However, a company that pays a dividend out of income generated during the tax exemption period from the Privileged/Approved Enterprise is subject to deferred corporate tax with respect to the otherwise exempt income (grossed-up to reflect the pre-tax income that we would have had to earn in order to distribute the dividend) at the corporate tax rate which would have applied if the company had not enjoyed the exemption (i.e. at a tax rate between 10% and 25%, depending on the level of foreign investment). A company is generally required to withhold tax on such distribution at a rate of 15% (or a reduced rate under an applicable double tax treaty, subject to the approval by the ITA).

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

The provisions of Amendment No. 68 do not apply to existing Privileged Enterprises or Approved Enterprises, which will continue to be entitled to the tax benefits under the Investment Law as in effect prior to Amendment No. 68. Nevertheless, a company owning such enterprises may choose to apply Amendment No. 68 to its existing enterprises while waiving benefits provided under the Investment Law as in effect prior to Amendment No. 68. Once a company elects to be classified as a Preferred Enterprise under the provisions of Amendment No. 68, the election cannot be rescinded, and such company will no longer enjoy the tax benefits of its Approved/Privileged Enterprises.

We believe that we satisfy the requirements of the Preferred Company status, pursuant to Amendment 68, and while we have not yet utilized the benefits under Amendment 68, we may do so in subsequent fiscal years.

Technology Enterprises

An amendment to the Investment Law was enacted as part of the Economic Efficiency Law that became effective as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in Development Zone A. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (“NATI”).

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, generally no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will generally be 4%.

We have applied for a new tax ruling from the ITA according to which, if approved, among other things, our activity would be qualified as an “industrial activity,” as defined in Investment Law, and we may be eligible for tax benefits according to the Investment Law, and our income from sales of our Proprietary Products (including royalties-based income) would be deemed “Preferred Income” or “Preferred Technology Income” (in each case, within the meaning of the Investment Law), to the extent we meet the requirements of being a Preferred Technology Enterprise.

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

Tax benefits under the 2021 Amendment that became effective on August 15, 2021

Israel’s 2021-2022 Budget Law published on November 15, 2021, introduced a new dividend distribution ordering rule according to which in the event of a dividend distribution, earnings that were tax exempt under the historical Approved or Beneficial Enterprise regimes, and that were accrued or derived until December 31, 2020, referred to as “trapped earnings,” must be distributed on a pro-rata basis from any dividend distribution, commencing August 15, 2021 and onwards. As we had not utilized any tax benefits under the Investment Law prior to December 31, 2020, we do not have “trapped earnings.”

The Encouragement of Industrial Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as The Encouragement of Industrial Research and Development Law, 5744-1984)

We have received grants from the Government of the State of Israel through the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (the “IIA”) (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy (the “OCS”)), for the financing of a portion of our research and development expenditures pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial and Development Law, 5744-1984) (the “Research Law”) and related regulations. We previously received funding from the IIA for eight research and development programs, in the aggregate amount of approximately $2.1 million as of December 31, 2024, which amount includes accrued aggregate interest as of such date, and we had paid aggregate royalties to the IIA for these programs in the amount of approximately $1.2 million and had a contingent liability to the IIA in the amount of approximately $0.9 million (excluding any interest thereon) as of December 31, 2024.

Under the Research Law, research and development programs which meet specified criteria and are approved by the IIA (formerly the OCS) may be eligible for grants. Under the Research Law, as currently in effect, the grants awarded are typically up to 50% of the project’s expenditures. The grantee is required to pay royalties to the State of Israel from the sale of products (and associated services) developed under the program. Regulations under the Research Law, as currently in effect, generally provide for the payment of royalties of 3% to 5% on sales of products and services based on technology developed using grants, until 100% (which may be increased under certain circumstances, as described below) of the U.S. dollar-linked value of the grant is repaid, plus interest. Until October 25, 2023, the interest was calculated at a rate based on the last published 12-month LIBOR applicable to U.S. dollar deposits. On October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR, according to which, (a) for IIA grants approved between January 1, 1999 and June 30, 2017 – the annual interest will be the interest in effect at the time of the grant approval; (b) for IIA grants approved between July 1, 2017 and December 31, 2023 – for the period prior to December 31, 2023, the interest shall be calculated based on the 12-month LIBOR applicable to U.S. dollar deposits, as published on the first trading day of each year or in an alternative publication of the Bank of Israel; and for periods as of January 1, 2024, the annual interest shall be calculated at a rate based on the 12-month secured overnight financing rate (SOFR), or at an alternative rate published by the Bank of Israel plus 0.71513%; and (c) for IIA grants approved on or following January 1, 2024, the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, and (ii) a fixed annual interest rate of 4%.

The terms of the IIA grants generally require that products developed with such grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless prior approval is received from the IIA and additional payments are made to the State of Israel. However, this does not restrict the export of products that incorporate the funded technology. If we were to receive IIA approval to manufacture or to transfer the rights to manufacture our products developed with IIA grants outside of Israel, the royalty repayment ceiling may increase to up to one and a half times the amount of the grant received (plus interest) if manufacturing is moved outside of Israel (depending on the portion of total manufacturing to be performed outside of Israel), and if the funded technology itself is transferred outside of Israel, we may be required to pay a redemption fee of up to six times the amount of the grants (less paid royalties, if any, and depreciation, but no less than the total grants received), plus interest. Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Research Law. If we fail to comply with any of the conditions and restrictions imposed by the Research Law, or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and, in certain circumstances, may be subject to criminal charges.

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

Dividends

Our company is obligated to withhold tax, at the rate of 15%, upon the distribution of a dividend attributed to a Privileged Enterprise’s income, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the ITA allowing for a reduced withholding tax rate is obtained in advance. If the dividend is distributed from income not attributed to a Privileged Enterprise, the following withholding tax rates will generally apply: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 25% (or 30% in the case of a Substantial Shareholder) and (iii) non-Israeli residents (whether an individual or a corporation), so long as the shares are registered with a nominee company — 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the ITA allowing for a reduced withholding tax rate is obtained in advance. Generally, unless the recipient of the dividend is a U.S. corporate resident which holds at least 10% of the share capital of the Company, the withholding rate will not be reduced under the Israel-U.S.A. Double Tax Treaty.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 698,280 for 2023 and NIS 721,560 for 2024 and 2025), will be subject to an additional tax on any income in excess of such amount, at the rate of 3% on any such taxable income prior to January 1, 2025 and commencing January 1, 2025, at the rate of 3% of any such active taxable income and 5% of any such passive taxable income. For this purpose, passive taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the ownership and disposition of our ordinary shares. This summary addresses only the material U.S. federal income tax consequences to U.S. Holders (as defined below) that will hold our ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state, local and non-U.S. tax consequences, estate and gift tax consequences, alternative minimum tax consequences, special accounting rules under Section 451(b) of the Code, and tax consequences applicable to U.S. Holders, subject to special rules, such as:

●	banks, certain financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt entities;

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	persons that received our shares pursuant to the exercise of an employee stock option or otherwise as compensation;

●	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

●	S-corporations;

●	persons whose “functional currency” is not the U.S. Dollar;

●	persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our ordinary shares; or

●	persons holding our ordinary shares in connection with a trade or business conducted outside the United States.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the ownership and disposition of our ordinary shares or that the IRS’s position would not be sustained.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or District of Columbia or any political subdivision thereof;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

Holders of our ordinary shares should consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of the ownership and disposition of our ordinary shares in light of their own particular circumstances, as well as the consequences to them arising under other U.S. federal, state and local tax laws and the laws of any other taxing jurisdiction.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-liquidating distributions made to a U.S. Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain pro rata distributions of our ordinary shares to all our shareholders, generally will be includible in the U.S. Holder’s income as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to “qualified dividend income” received from a “qualified foreign corporation” provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. A non-U.S. corporation will generally be considered a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision (which includes the Treaty), or (ii) with respect to any dividend it pays on ordinary shares which are readily tradable on an established securities market in the United States Our ordinary shares are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ordinary shares continue to be listed on Nasdaq and are regularly traded, we expect to be a qualified foreign corporation for purposes of dividends paid by us with respect to our ordinary shares constituting qualified dividend income. However, the qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the U.S. Holder for our taxable year of the distribution or the preceding taxable year. However, with respect to corporate U.S. Holders, dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders in respect of dividends received from other U.S. corporations. Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in our ordinary shares and thereafter as capital gain.

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

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on the sale, exchange or other disposition and the holder’s tax basis in our ordinary shares, and any gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will be equal to the cost of the ordinary share. For non-corporate U.S. Holders, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation in the case of long-term capital gain. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company holding certain assets or receiving certain income that does not distribute its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

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

Based on the financial information currently available to us and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ended December 31, 2024. However, this determination could be subject to change. If, contrary to our expectations, we were to be classified as a PFIC, U.S. Holders of ordinary shares may be required to file form 8621 with respect to their ownership of our ordinary shares in the year in which we were a PFIC. U.S. Holders of our ordinary shares should consult their tax advisors in this regard.

Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for that year (other than income allocated to the current period or any taxable period before we became a PFIC, which will be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and will not be subject to the interest charge discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to a U.S. Holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment, which very generally involves including in ordinary income for each year an amount equal to the excess, if any, of the fair market value of a U.S. Holder’s ordinary shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares) of our ordinary shares. We do not intend to provide the information necessary for a U.S. Holder to make a “qualified electing fund election” if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. Each U.S. Holder should consult its tax advisor as to whether any election is available or advisable with respect to our ordinary shares.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this paragraph would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

In addition, all U.S. Holders may be required to file tax returns (including on IRS Form 8621) containing such information as the U.S. Treasury may require. For example, if a U.S. Holder owns ordinary shares during any year in which we are classified as a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to the company, generally with the U.S. Holder’s U.S. federal income tax return for that year. The failure to file this form when required could result in substantial penalties.

Backup Withholding and Information Reporting Requirements

U.S. backup withholding and information reporting requirements may apply to payments to holders of our ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a corporation). A payor may be required to backup withhold at a rate of 24% from payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally should be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

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

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our ordinary shares. Holders of our ordinary shares should consult their own tax advisors concerning the particular tax consequences to them of the ownership and disposition of our ordinary shares in light of their own particular circumstances, as well as the consequences to them arising under Israeli, U.S. federal, state and local tax laws and the laws of any other taxing jurisdiction.

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

For the years ended December 31, 2024, 2023 and 2022, we have witnessed high volatility in the U.S. dollar exchange rate. This fact impacts our revenues from the Distribution segment, where prices are denominated in or linked to the NIS upon delivery of product while our expenses for the purchase of raw materials and imported goods in the Distribution segment are in U.S. dollars and part of our development and marketing expenses are paid in NIS.

We attempt to mitigate our currency exposure by matching assets denominated in NIS currency with liabilities denominated in NIS. In the Distribution segment, we attempt to mitigate foreign currency exposure by matching Euro denominated expenses with Euro denominated revenues. Additionally, we use, and from time to time, will continue to use, currency hedging transactions using financial derivatives and forward currency contracts. We attempt to enter into forward currency contracts with critical terms that match those of the underlying exposure. As of December 31, 2024, we had open transactions in derivatives in the amount of approximately $3 million. We regularly monitor and review the need for currency hedging transactions in accordance with trend analysis.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
Year ended December 31, 2022	13.2
Year ended December 31, 2023	3.1
Year ended December 31, 2024	0.6

As of December 31, 2024, we had excess liabilities over assets denominated in NIS in the amount of $17.0 million. When the U.S. dollar appreciates against the NIS, we recognize financial expenses with respect to exchange rate differences. When the U.S. dollar depreciates against the NIS, we recognize financial income.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our financial assets by $1.7 million, $0.9 million and $0.1 million as of December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, we had foreign currency exposures to currencies other than U.S. dollars and NIS amounting to $0.6 million in excess liabilities over assets. Most of this exposure is to the Euro.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024, pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2024 was effective.

(c) Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of EY Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2024. The report of Kost Forer Gabbay & Kasierer, a member of EY Global, is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

Item 16C. Principal Accountant Fees and Services

During the years ended December 31, 2024 and 2023, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay& Kasierer, a member of EY Global, independent registered public accounting firm, all of which were pre-approved by our Audit Committee:

	Year Ended December 31,
	2024	2023
Audit Fees (1)	$430,000	430,000
Tax Fees (2)	7,036	111,243
All Other Fees (3)	33,020	8,041
Total	$470,056	549,284

(1)	Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, the auditor attestation report on the effectiveness of our internal control over financial reporting, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax services rendered by our auditors in 2024 and 2023 were for compliance with tax regulation.
(3)	Other fees in 2024 were mainly related to consulting services for IT upgrades and in 2023 were for ESG related consulting services.

Our audit committee has adopted a policy for pre-approval of audit and non-audit services provided by our independent auditor. Under the policy, such services require the specific pre-approval of our audit committee followed by ratification of our full board of directors. Any proposed services exceeding the pre-approval amounts for all services to be provided by our independent auditor require additional specific pre-approval by our audit committee followed by the approval of our full board of directors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2024, neither we nor any affiliated purchaser (as defined in the Exchange Act) purchased any of our ordinary shares.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we have the option to follow Israeli corporate governance practices rather than certain of those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we follow instead. We rely on this “foreign private issuer exemption” with respect to the following Nasdaq requirements:

●	Distribution of annual and quarterly reports to shareholders. Under Israeli law, as a public company whose shares are traded on the TASE, we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports publicly available through the website of the Israel Securities Authority and the TASE. In addition, we make our audited financial statements available to our shareholders at our offices.

●	Shareholder approval requirements for equity issuances and equity-based compensation plans. Under the Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors (for approval of equity-based arrangements, see “Item 6. Directors, Senior Management and Employees — Fiduciary Duties and Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions,” “Item 6. Directors, Senior Management and Employees — Compensation of Directors” and “Item 6. Directors, Senior Management and Employees — Compensation of Executive Officers”). Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement is deemed a “significant private placement” (see “Item 6. Directors, Senior Management and Employees — Approval of Significant Private Placements”), in which case shareholder approval is also required, or an office holder or a controlling shareholder or their relative has a personal interest in the private placement, in which case, audit committee approval is required prior to the board approval and, for a private placement in which a controlling shareholder or its relative has a personal interest, shareholder approval is also required (see “Item 6. Directors, Senior Management and Employees — Fiduciary Duties and Approval of Related Party Transactions under Israeli Law”).

●	Requirement for independent oversight on our director nominations process and to adopt a formal written charter or board resolution addressing the nominations process. In accordance with Israeli law and practice, directors are recommended by our board of directors for election by our shareholders. The Damar Group and Recananti Group have entered into a shareholders’ agreement which includes an agreement about voting in the election of nominees appointed by the other party (see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders’ Agreement”). As permitted under the Companies Law, we do not have a formal charter addressing the nominations process.

●	Quorum requirement. Under our articles of association and as permitted under the Companies Law, a quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital required under Nasdaq requirements. At an adjourned meeting, any number of shareholders shall constitute a quorum.

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For more information, see “Item 3. Key Information —D. Risk Factors — As we are a “foreign private issuer” and follow certain home country corporate governance practices instead of otherwise applicable Nasdaq corporate governance requirements, our shareholders may not have the same protections afforded to shareholders of domestic U.S. issuers that are subject to all Nasdaq corporate governance requirements.” We are also required to comply with Israeli corporate governance requirements under the Companies Law and the regulations promulgated thereunder applicable to Israeli public companies whose shares are listed for trade on an exchange outside Israel and dual listed on the TASE.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted a policy that governs the trading in our securities by our directors, officers, employees and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and applicable Nasdaq listing standards. A copy of our Insider Trading Policy is included as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity

Cybersecurity represents an important component of the Company’s overall approach to risk management. The Company’s cybersecurity policies, standards and practices are integrated into the Company’s enterprise risk management (“ERM”) approach, and cybersecurity risks are one of the enterprise risks that are subject to oversight by the Company’s Board of Directors. The Company approaches cybersecurity threats through a cross-functional approach which endeavors to: (i) identify, prevent and mitigate cybersecurity threats to the Company; (ii) preserve the confidentiality, security and availability of the information that we collect and store to use in our business; (iii) protect the Company’s intellectual property; (iv) maintain the confidence of our customers and business partners; and (v) provide appropriate public disclosure of cybersecurity risks and incidents when required.

Risk Management and Strategy

The Company’s cybersecurity program focuses on the following areas:

●	Vigilance: The Company maintains cybersecurity threat operations with the goal of identifying, preventing and mitigating cybersecurity threats and responding to cybersecurity incidents in accordance with our established incident response and recovery plans.

●	Systems Safeguards: The Company deploys systems safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through ongoing vulnerability assessments and cybersecurity threat intelligence.

●	Collaboration: The Company utilizes collaboration mechanisms established with certain third-party service providers, to identify, assess and respond to cybersecurity risks.

●	Third-Party Risk Management: The Company endeavors to identify and oversee cybersecurity risks presented by third parties, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

●	Training: The Company provides periodic training for personnel regarding cybersecurity threats, which reinforces the Company’s information security policies, standards and practices.

●	Incident Response and Recovery Planning: The Company has established and maintains incident response and recovery plans that address the Company’s response to a cybersecurity incident and the recovery from a cybersecurity incident, and such plans are tested and evaluated periodically.

●	Communication, Coordination and Disclosure: The Company utilizes a cross-functional approach to address the risk from cybersecurity threats, involving management personnel from the Company’s technology, operations, legal, risk management, and other key business functions, while also implementing controls and procedures for the escalation of cybersecurity incidents pursuant to established thresholds so that decisions regarding the disclosure and reporting of such incidents can be made by management in a timely manner.

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

Governance

The Company’s Audit Committee receives updates on a quarterly basis from the Company’s IT Director regarding the progress of our annual and long-term work plan associated with managing risks from cybersecurity threats. The Company’s Board of Directors receives updates and presentations on cybersecurity risks at least once a year, which address a wide range of topics including, for example, recent developments, third-party reviews, common threats, technological trends and information security considerations arising with respect to the Company and discusses the Company’s approach to cybersecurity risk management with the Company’s management and IT Director. The Board of Directors will receive prompt and timely information regarding any significant cybersecurity incident, as well as ongoing updates regarding such incident until it has been addressed.

The Company’s IT Director, together with the assistance of the Company’s Information Security Compliance Officer (CISO), is principally responsible for overseeing the Company’s cybersecurity risk management program. The IT Director, in assistance with a team of external experts, works in coordination with the other members of management, including our Chief Executive Officer, Chief Financial Officer and General Counsel, to implement a program designed to protect the Company’s information systems from cybersecurity threats, to address cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company’s incident response and recovery plans. Through ongoing activities of this team, the IT Director monitors the prevention, detection, mitigation and remediation of cybersecurity incidents in real time, and reports such incidents to senior management and the Board of Directors, when appropriate.

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

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1281)	F-2 – F-6

Consolidated Financial Statements as of December 31, 2024:
Consolidated Statements of Financial Position	F-7
Consolidated Statements of Profit or Loss and Other Comprehensive Income	F-8
Consolidated Statements of Changes in Equity	F-9
Consolidated Statements of Cash Flows	F-10 – F-11
Notes to the Consolidated Financial Statements	F-12 – F-67

Item 19. Exhibits

Exhibit No.	Description
1.1	Amended Articles of Association of the Registrant (incorporated by reference to Appendix A2 to the Proxy Statement for the 2016 Annual General Meeting of Shareholders, filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on July 26, 2016).
1.2	Memorandum of Association of the Registrant, as currently in effect (as translated from Hebrew) (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
2.1	Description of Securities
2.2	Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.1†	Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.2†	Technology License Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare S.A. (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.3†	Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.4†	First Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of May 10, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.5†	Second Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of June 22, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.6†	License Agreement, dated as of November 16, 2006, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.7†	Amendment No. 1 to License Agreement, dated as of August 9, 2007, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.8†	Addendum No. 1 to License Agreement, dated as of February 21, 2008, by and between PARI Pharma GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.9†	Supply and Distribution Agreement, dated as of July 18, 2011, by and between Kamada Ltd. and Kedrion S.p.A. (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).

4.10	English translation of form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.11	English translation of amendment to form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Appendixes A3 and A4 of the Proxy filed as Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on May 22, 2015).
4.12	English summary of two lease agreements dated June 20, 2002, by and between the Israel Lands Administration and Kamada Nehasim (2001) Ltd., as such agreements were amended by lease agreement dated January 30, 2011, by and between the Israel Lands Authority and Kamada Assets (2001) Ltd. (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.13†	Fraction IV-1 Paste Supply Agreement, dated December 3, 2012, by and between Baxter Healthcare S.A. and Kamada Ltd. (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.14	Side Letter Agreement, dated as of March 23, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.15	First Amendment to the Exclusive Manufacturing Supply and Distribution Agreement, dated as of September 6, 2012, between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.16†	Second Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.17†	First Amendment to the Technology License Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare SA (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 28, 2013).
4.18†	Third Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of September 2014, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2015).
4.19†	Third Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement executed on July 19, 2015 by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.20†	Fourth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October, 2015, by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.21†	Second Amendment to the Technology License Agreement, dated as of August 25, 2015, by and between Kamada Ltd. and Baxalta GmbH. (incorporated by reference to Exhibit 4.31 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.22†	Fifth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October 5, 2016, by and between Kamada Ltd. and Shire plc. (incorporated by reference to Exhibit 4.28 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017).
4.23	Compensation Policy for Executive Officers (incorporated by reference to Exhibit 4.23 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2023).
4.24	Compensation Policy for Directors (incorporated by reference to Exhibit 4.24 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2023).
4.25	Kamada Ltd. 2011 Israeli Share Award Plan (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2023).
4.26	Kamada Ltd. 2011 Israeli Share Award Plan Appendix – U.S. Taxpayer. (incorporated by reference to Exhibit 4.26 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2022).
4.27†	1st Addendum to Supply and Distribution Agreement dated October 15, 2016 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.32 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017).
4.28†	2nd Addendum to Supply and Distribution Agreement dated October 11, 2018 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 27, 2019).

4.29†	Sixth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 30, 2019, by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2020).
4.30†	Clinical Study Supply Agreement, dated as of May 5, 2019, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 4.31 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2020).
4.31	Share Purchase Agreement dated as of January 20, 2020, by and among Kamada Ltd. and the FIMI Funds (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on January 21, 2020).
4.32†	Registration Rights Agreement, dated as of January 20, 2020, by and among Kamada Ltd. and the FIMI Funds (incorporated by reference to Exhibit 99.3 to Form 6-K filed with the Securities and Exchange Commission on January 21, 2020).
4.33†	Binding Term Sheet, dated as of April 27, 2020, between Kamada Ltd. and Kedrion S.p.A. (incorporated by reference to Exhibit 4.34 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 24, 2021)
4.34	Asset Purchase Agreement, dated January 31, 2021, by and among Kamada Plasma, LLC and Blood and Plasma Research, Inc (incorporated by reference to Exhibit 4.35 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 24, 2021)
4.35	Asset Purchase Agreement dated November 22, 2021, by and among Saol International Limited, Saol Bermuda Limited, Saol Therapeutics Research Limited, Saol Therapeutics Inc., Saol US Inc., Kamada Limited and Kamada Inc. (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on November 22, 2021).
4.36†	Amended and Restated Manufacturing Services Agreement dated as of September 28, 2017, by and between Emergent BioSolutions, Inc. and Aptevo Therapeutics Inc. (assumed by Kamada Ltd.) (incorporated by reference to Exhibit 4.37 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2023)
4.37†	Contract Manufacturing, Services and Supply Agreement dated November 29, 2022, by and between Kamada Ltd. and Prothya Biosolutions Belgium (incorporated by reference to Exhibit 4.38 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2023)
4.38	Share Purchase Agreement dated May 23, 2023, by and among Kamada Ltd., FIMI Opportunity 7, L.P. and FIMI Israel Opportunity 7, Limited Partnership (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on May 24, 2023)
4.39	Amended and Restated Registration Rights Agreement dated May 23, 2023, by and among Kamada Ltd. and the FIMI Funds (incorporated by reference to Exhibit 99.3 to Form 6-K filed with the Securities and Exchange Commission on May 24, 2023)
4.40†	Memorandum of Understandings dated December 4, 2023, by and among Kamada Ltd., and Kedrion Biopharma Inc. (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on December 6, 2023)
4.41†	Fifth Amendment to the Supply and Distribution Agreement, by and between Kamada Ltd. and Kedrion Biopharma Inc., dated January 1, 2025.
4.42†	Lease Agreement by and between TCP Las Palmas Partners, Ltd. and Kamada Plasma, LLC, dated May 2, 2024.
4.43†	Lease Agreement by and between BRIXMOR HOLDINGS 12 SPE, LLC, and Kamada Plasma, LLC, dated March 7, 2023.
8.1	Subsidiaries of the Registrant.
11.1	Insider Trading Policy
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of EY Global, independent registered public accounting firm.
97.1	Kamada Ltd. Compensation Recoupment Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

†	Portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KAMADA LTD.

	By:	/s/ Chaime Orlev
Chaime Orlev
Chief Financial Officer

Date: March 5, 2025

Kamada Ltd. and Subsidiaries

Consolidated Financial Statements as of December 31, 2024

- - - - - - - - - - -

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road,	Fax: +972-3-5622555
Building A	ey.com
Tel-Aviv 6492102, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Kamada Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Kamada Ltd. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 5, 2025 expressed an unqualified opinion thereon.

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

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road,	Fax: +972-3-5622555
Building A	ey.com
Tel-Aviv 6492102, Israel

Valuation of goodwill in the proprietary segment

Description of the Matter

As discussed in Note 10 to the consolidated financial statements, as of December 31, 2024, the Company has a goodwill of USD 30.3 million which is related to the proprietary segment. The Company tests the goodwill for impairment at least annually on December 31 at the single operating segment level (one cash-generating unit (CGU)), which is the level at which goodwill is monitored for internal management purposes. The Company performed a quantitative impairment analysis as of December 31, 2024, estimating the fair value of the proprietary segment by utilizing an income approach that uses the discounted cash flow (“DCF”) analysis. As part of the Company’s analysis of its goodwill, the results of this test indicated that the estimated fair value exceeded the carrying value as of December 31, 2024.

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

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated, and tested the design and operating effectiveness of internal controls over the Company’s goodwill impairment review process. We tested controls over management’s review of the valuation model and the significant assumptions, as discussed above, used to develop the prospective financial information. We also tested management’s controls to validate that the data used in the valuation was complete and accurate.

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

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road,	Fax: +972-3-5622555
Building A	ey.com
Tel-Aviv 6492102, Israel

Valuation of the provision of sales rebates, and wholesaler chargebacks liabilities (the “Rebates”) in the United States

Description of the Matter

As discussed in Note 2l to the consolidated financial statements, following the acquisition of a portfolio of four FDA-approved plasma derived hyperimmune commercial products, the Company sells these products mainly within the U.S markets through its subsidiary Kamada Inc. to wholesalers/distributors. The Company’s gross sales are subject to various deductions, which are primarily composed of rebates to group purchasing organizations, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These rebates represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these rebates on gross sales for a reporting period.

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

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road,	Fax: +972-3-5622555
Building A	ey.com
Tel-Aviv 6492102, Israel

Valuation of Inventory

Description of the Matter

As of December 31, 2024, the Company’s inventory totaled $78.8 million. As described in Notes 2d and Note 8 to the consolidated financial statements, inventory is comprised of raw materials, work-in-progress, and finished goods relating to both the Proprietary and Distribution segments. The value of work in progress and finished goods related to the Proprietary segment includes direct and indirect costs.

As part of the quarterly inventory valuation process, the Company assesses the potential effect on inventory in cases of deviations from quality standards in the manufacturing process to identify potential required inventory write offs.

Auditing the valuation of the Company’s inventory was complex and involved subjective auditor judgment because of the significant assumptions management makes to determine the inventory write-offs as a result from deviations from quality standards. Management’s determination of deviations from quality standards is based on qualitative assessment, historical data and the Company’s past experience.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated, and tested the design and operating effectiveness of internal controls over the Company’s inventory valuation process, including controls over the assessment of required write offs due to deviations from quality standards, and the completeness and accuracy of underlying data and assumptions.

To test management’s assessment of required write offs due to deviation from quality standards, our audit procedures included, among others, obtaining the deviations analysis reports from management and evaluating their appropriateness by comparing with historical data. We also held discussions with Company personnel to understand the judgments and qualitative factors considered in their analysis.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2005.

Tel-Aviv, Israel

March 5, 2025

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road,	Fax: +972-3-5622555
Building A	ey.com
Tel-Aviv 6492102, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Kamada Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Kamada Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Kamada Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 5, 2025 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

March 5, 2025

Kamada Ltd. and subsidiaries

Consolidated Statements of Financial Position

		As of December 31,
		2024	2023
	Note	U.S. Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	5	$78,435	$55,641
Trade receivables, net	6	21,547	19,877
Other accounts receivables	7	5,546	5,965
Inventories	8	78,819	88,479
Total Current Assets		184,347	169,962

Non-Current Assets
Property, plant and equipment, net	9	36,245	28,224
Right-of-use assets	14	9,617	7,761
Intangible assets and other long-term assets	10	103,226	110,152
Goodwill	10	30,313	30,313
Contract asset	10	8,019	8,495
Deferred taxes	21	488	-
Total Non-Current Assets		187,908	184,945
Total Assets		$372,255	$354,907

Liabilities
Current Liabilities
Current maturities of lease liabilities	14	1,631	1,384
Current maturities of other long term liabilities	13	10,181	14,996
Trade payables	11	27,735	24,804
Other accounts payables	12	9,671	8,261
Deferred revenues		171	148
Total Current Liabilities		49,389	49,593

Non-Current Liabilities
Lease liabilities	14	9,431	7,438
Contingent consideration	13a	20,646	18,855
Other long-term liabilities	13a	32,816	34,379
Employee benefit liabilities, net	16	509	621
Total Non-Current Liabilities		63,402	61,293

Shareholder’s Equity	19
Ordinary shares		15,028	15,021
Additional paid in capital net		266,933	265,848
Capital reserve due to translation to presentation currency		(3,490)	(3,490)
Capital reserve from hedges		51	140
Capital reserve from share-based payments		6,316	6,427
Capital reserve from employee benefits		364	275
Accumulated deficit		(25,738)	(40,200)
Total Shareholder’s Equity		259,464	244,021
Total Liabilities and Shareholder’s Equity		$372,255	$354,907

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,
		2024	2023	2022
	Note	U.S. Dollars in thousands, except for share and per share data

Revenues from proprietary products	1a	$141,447	$115,458	$102,598
Revenues from distribution		19,506	27,061	26,741

Total revenues	22a,b	160,953	142,519	129,339

Cost of revenues from proprietary products		73,708	63,342	58,229
Cost of revenues from distribution		17,278	23,687	24,407

Total cost of revenues	22c	90,986	87,029	82,636

Gross profit		69,967	55,490	46,703

Research and development expenses	22d	15,185	13,933	13,172
Selling and marketing expenses	22e	18,428	16,193	15,284
General and administrative expenses	22f	15,702	14,381	12,803
Other expense		601	919	912
Operating income		20,051	10,064	4,532

Financial income	22g	2,118	588	91
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	22g	(94)	55	298
Revaluation of long-term liabilities	15	(8,081)	(980)	(6,266)
Financial expense	22g	(660)	(1,298)	(914)
Income before tax on income		13,334	8,429	(2,259)
Taxes on income	21	1,128	(145)	(62)

Net Income (Loss)		$14,462	8,284	(2,321)

Other Comprehensive Income:
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met, net of tax
Gain (loss) on cash flow hedges		(30)	(186)	(776)
Net amounts transferred to the statement of profit or loss for cash flow hedges		(59)	414	634
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan		89	(73)	497
Total comprehensive income (loss)		$14,462	$8,439	$(1,966)

Earnings per share attributable to equity holders of the Company:	23
Basic net earnings (loss) per share		$0.25	$0.17	$(0.05)
Diluted net earnings per (loss) share		$0.25	$0.15	$(0.05)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	U.S. Dollars in thousands
Balance as of December 31, 2021	$11,725	$210,204	$(3,490)	$54	$4,643	$(149)	$(46,163)	$176,824
Net income (loss)							(2,321)	(2,321)
Other comprehensive income (loss)	-	-	-	(142)	-	497	-	355
Total comprehensive income (loss)	-	-	-	(142)	-	497	(2,321)	(1,966)
Exercise and forfeiture of share-based payment into shares	9	291	-	-	(291)	-	-	9
Cost of share-based payment	-	-	-	-	1,153	-	-	1,153
Balance as of December 31, 2022	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020
Net income (loss)							8,284	8,284
Other comprehensive income (loss)	-	-	-	228	-	(73)	-	155
Total comprehensive income (loss)	-	-	-	228	-	(73)	8,284	8,439
Issuance of shares	3,283	54,948	-	-	-	-	-	58,231
Exercise and forfeiture of share-based payment into shares	4	405			(405)			4
Cost of share-based payment	-	-	-	-	1,327	-	-	1,327
Balance as of December 31, 2023	$15,021	265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021
Net income (loss)							14,462	14,462
Other comprehensive income (loss), net of tax	-	-	-	(89)	-	89	-	-
Total comprehensive income (loss)	-	-	-	(89)	-	89	14,462	14,462
Exercise and forfeiture of share-based payment into shares	7	985	-	-	(985)	-	-	7
Cost of share-based payment	-	-	-	-	874	-	-	874
Income tax impact associated with issuance of shares	-	100	-	-	-	-	-	100
Balance as of December 31, 2024	$15,028	$266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2024	2023	2022
	Note	U.S. Dollars in thousands
Cash Flows from Operating Activities
Net income (loss)		$14,462	$8,284	$(2,321)

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	9,10,14	13,808	12,714	12,155
Financial expense, net		6,717	1,635	6,791
Cost of share-based payment	20	874	1,314	1,153
Taxes on income	22	(1,128)	145	62
Loss (gain) from sale of property and equipment		11	(5)	-
Change in employee benefit liabilities, net		52	(125)	(111)
		20,334	15,678	20,050
Changes in asset and liability items:
Decrease (increase) in trade receivables, net		(1,977)	7,835	7,603
Decrease (increase) in other accounts receivables		593	(1,150)	(578)
Decrease (increase) in inventories		9,659	(19,694)	(1,361)
Decrease (increase) in contract asset		476	2,814	(1,340)
Increase (decrease) in trade payables		1,226	(8,885)	7,055
Increase in other accounts payables		1,413	765	290
Increase (decrease) in deferred revenues		23	113	(20)
		11,413	(18,202)	11,649
Cash (paid) received during the year for:
Interest paid		(594)	(1,228)	(853)
Interest received		2,118	-	97
Taxes paid		(139)	(217)	(36)
		1,385	(1,445)	(792)

Net cash provided by operating activities		$47,594	$4,315	$28,586

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2024	2023	2022
	Note	U.S. Dollars in thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	9	$(10,740)	$(5,850)	$(3,784)
Proceeds from sale of property and equipment		1	7	-
Net cash used in investing activities		(10,739)	(5,843)	(3,784)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments		7	4	9
Proceeds from issuance of ordinary shares, net	20f	-	58,231	-
Repayment of lease liabilities		(1,251)	(850)	(1,098)
Repayment of long-term loans		-	(17,407)	(2,628)
Repayment of other long-term liabilities		(12,667)	(17,300)	(5,626)
Net cash provided by (used in) financing activities		(13,911)	22,678	(9,343)

Exchange differences on balances of cash and cash equivalent		(150)	233	212

Increase in cash and cash equivalents		22,794	21,383	15,671

Cash and cash equivalents at the beginning of the year		55,641	34,258	18,587

Cash and cash equivalents at the end of the year		$78,435	$55,641	$34,258

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	15	$3,304	$6,546	$551
Purchase of property and equipment in credit		$1,955	$646	$618

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 1: - General

General description of the Company and its activity

Kamada Ltd (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B® , as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the Distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second, the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third, the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns two operating plasma collection centers in the United States, in Beaumont Texas and Houston Texas, and plans to open the third center in San Antonio, Texas, by the end of the first quarter of 2025. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with its lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial.

In November 2021, the Company acquired, pursuant to an Asset Purchase Agreement, CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B from Saol Therapeutics Ltd. (“Saol” and “Saol APA”). The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers.

In accordance with an agreement with Takeda Pharmaceuticals Company Limited (“Takeda”), starting from the first quarter of 2022, Takeda pays the Company royalties on sales of GLASSIA manufactured by Takeda in the United States and, commencing in 2024, in Canada, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each year from 2022 to 2040. The Company will also be entitled to royalty income on sales of GLASSIA by Takeda in Australia and New Zealand, to the extent that GLASSIA will be approved, and sales will be generated in these markets by Takeda in the future. Refer to Note 17 for further details on the engagement with Takeda.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 1: - General (Cont.)

General description of the Company and its activity (cont.)

The Company’s ordinary shares are listed for trading on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel beneficially owns approximately 38% of the Company’s outstanding ordinary shares and is a controlling shareholder of the Company; within the meaning of the Israeli Companies Law, 1999. Refer to Note 19f for further details.

The Company’s activity is divided into two operating segments:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics.
Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Material Accounting Policies

a.	Basis of presentation of financial statements

1.	These financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board.

2.	Measurement basis:

The Company’s consolidated financial statements are prepared on a cost basis, except for financial assets and liabilities (including derivatives and contingent consideration) which are measured at fair value through profit or loss (See Note 15).

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Material Accounting Policies (Cont.)

d.	Inventories

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

The Company periodically evaluates the condition and age of inventories and accounts for impairment of inventories with a lower net realizable value or which are slow moving.

e.	Financial instruments

1.	Financial assets

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Material Accounting Policies (Cont.)

e.	Financial instruments (cont.)

2.	Financial liabilities

Financial liabilities within the scope of IFRS 9 are initially measured at fair value less transaction costs that are directly attributable to the issuance of the financial liability.

After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

a)	Financial liabilities measured at amortized cost

Loans and assumed liabilities, including liabilities for future payment of royalties, are measured based on their terms at amortized cost using the effective interest method considering directly attributable transaction costs. Reassessment of cash flows arising from assumed financial liabilities is recognized as finance income or expense in the statement of operations.

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

Contingent consideration in a business combination

Contingent consideration recognized in a business combination is classified as a financial liability in accordance with IFRS 9.

Contingent consideration is measured at fair value. The fair value is determined using valuation techniques and method, using future cash flows discounted. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss as finance income or finance expense.

f.	Derivative financial instruments designated as hedges

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

g.	Property, plant and equipment

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the plant and equipment.

The cost of assets includes the cost of materials, direct labor costs, as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to operate in the manner intended by management.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Material Accounting Policies (Cont.)

g.	Property, plant and equipment (cont.)

The Company’s assets include computer systems comprising hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the software installed on it is classified as property, plant and equipment.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %

Buildings	2.5-4	4
Machinery and equipment	10-20	15
Vehicles	15	15
Computers, software, equipment and office furniture	6-33	33
Leasehold improvements	(*)	10

(*)	Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

h.	Leases

The Company leases lands, facilities dedicated for office space plasma collection centers and storage spaces, vehicles and office equipment (see Note 14).

For leases in which the Company is the lessee, it recognizes a right-of-use asset and a lease liability on the commencement date of the lease. The Company has elected to apply the recognition exemption for leases which the lease term is up to 12 months and for leases for which the underlying asset is of low value. For these excluded leases, the Company recognizes the lease payments as an expense in profit or loss on a straight-line basis over the lease term.

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

The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life or the lease term, as follows:

	%	Mainly %
Land and Buildings	4-10	10
Vehicles	20-33	33
office equipment (i.e. printing and photocopying machines)	20	20

Variable lease payments that depend on an index:

For leases in which the Company is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

Lease modifications:

Most of the Company’s lease modifications are for the extension of existing lease contracts, as such, these modifications do not reduce the scope of the lease or result in a separate lease. Under those modifications, the Company re-measures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Material Accounting Policies (Cont.)

i.	Intangible assets

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date.

Intangible assets with a finite useful life are amortized on a straight-line basis over their useful life, as follows:

	Estimated life	Amortization method
Intellectual property	15-20	Straight-line
Customer Relations	20	Straight-line
Production agreement	6	Straight-line
Distribution right	10-15	Straight-line over the contract period
Goodwill	Indefinite	Not amortized

For additional information regarding intangible assets, see Note 10.

j.	Impairment of non-financial assets

The Company reviews the carrying amount of non-financial assets (other than inventories, contract assets and deferred tax assets), at each reporting date, to determine whether there is any indication of impairment. If any such indication exists, then the assets’ recoverable amount is estimated. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount.

Goodwill is evaluated for potential impairment on an annual basis, on December 31 of each year, or more frequently if events or changes in circumstances indicate that there is a potential impairment. The Company’s goodwill is attributed to the Proprietary Products segment, which represents the lowest level within the Company at which goodwill is monitored for internal management purposes (see Note 10).

Goodwill is evaluated for impairment by assessing the recoverable amount of the CGU (or group of CGUs) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the CGU (or group of CGUs) to which goodwill has been allocated is less than the carrying amount of the CGU (or group of CGUs). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

In the years ended December 31, 2024, and 2023, the Company did not recognize impairment losses for goodwill.

k.	Employee benefit liabilities

The Company has several employee benefit plans:

1.	Short-term employee benefits

Short-term employee benefits including salaries, paid annual leave, paid sick leave, recreation, and social security contributions, are recognized as expenses as the services are rendered. A liability in respect of a cash bonus is recognized when the Company has a legal or constructive obligation to make such payment due to past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits

Post-employment benefits plans are typically financed by contributions to pension funds or similar entities, such as insurance companies, and are classified as defined contribution plans or defined benefit plans.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Material Accounting Policies (Cont.)

k.	Employee benefit liabilities (cont.)

In addition, with respect to certain other Israeli based employees who were hired prior to the establishment of the defined contribution plans pursuant to Section 14 to the Israeli Severance Pay Law, the Company operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law. According to the Israeli Severance Pay Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include expected salary increases and rates of employee’s turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Israeli Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its defined benefit plan obligation, the Company makes current deposits to pension funds or similar entities, such as insurance companies, (“plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company’s own creditors and cannot be returned directly to the Company. The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets.

U.S. employees defined contribution plan:

Since August 2022, Kamada Inc., the Company’s U.S. wholly owned subsidiary has a 401(k) defined contribution plan covering certain employees in the United States. All eligible employees may elect to contribute up to 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. For the year ended December 31, 2024, the contribution limit was $23,000 per year (for certain employees over 50 years of age the maximum contribution was $30,500 per year). The U.S. subsidiary matches 3% of employee contributions up to the combined maximum employee and employer contributions totaling $69,000 (for certain employees over 50 years of age the maximum contribution was $76,500 per year).

l.	Revenue recognition

The Company’s main source of revenue is from the sale of products to strategic partners and distributors through the entering into sales and distribution agreements. In addition, and commencing from 2022, the Company also generates revenue in the form of royalties received under a license agreement that grant the use of the Company’s knowhow and patents. Under the royalty exception, revenue is recognized when the underlying sales have occurred.

The Company assesses, on the inspection date, the goods or services to be provided under the sales and distribution agreements with its customers and identifies its performance obligations under such agreements. In order to identify distinct performance obligations, the Company examines whether it provides a significant service of integrating the goods or services in the contract into one integrated outcome.

Performance obligations are met when the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the Company’s obligation to transfer such goods or services is separately identifiable from other obligations in the agreement. The Company recognizes revenue from agreements with customers at a point in time when control of the Company’s product is transferred to the customer, generally on delivery of the goods according to the shipment terms.

The Company determines the transaction price separately for each agreement with a customer taking into consideration variable prices, discounts, chargeback, rebates, adjustments to the net market price and in certain conditions the Company provide right to return option. The Company includes the estimated variable consideration in the transaction price only to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Material Accounting Policies (Cont.)

l.	Revenue recognition (cont.)

Following the acquisition of the four FDA-approved plasma derived hyperimmune commercial products in November 2021, the Company, through its wholly owned subsidiary Kamada Inc., sells these acquired products in the U.S. market to wholesalers/distributors that redistribute/sell these products to other parties such as hospitals and pharmacies. Revenue recognition occurs at a point in time when control of the product is transferred to the wholesalers/distributors, generally on delivery of the goods.

The Company’s gross sales are subject to various deductions, which are primarily composed of rebates and discounts to group purchasing organizations, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales. The Company monitors the obligation for these deductions on at least a quarterly basis and records adjustments when rebate trends, rebate programs and contract terms, legislative changes, or other significant events indicate that a change in the obligation is appropriate. The Company has elected to apply the practical expedient such that it does not evaluate payment terms less than one year for the existence of a significant financing component.

The following summarizes the nature of the most significant adjustments to revenues generated from the sales of these products in the U.S. market:

●	Wholesaler chargebacks:

Certain indirect customers of the Company are entitled to acquire products from wholesalers at reduced prices. When applicable, a chargeback, which represents the difference between the invoice price to the wholesaler and the indirect customer’s discounted price, is issued by the wholesaler to the Company. Provisions for estimating chargebacks are calculated based on historical experience, product demand and the balance of the product at the wholesaler. The provision for chargebacks is recorded as a deduction of revenue and of the trade receivables on the consolidated statements of financial position.

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

●	Right to return option:

The company offers a right to return option under certain conditions, mainly when goods are sold with a short expiry date. The revenue recognized reflects the amount of consideration the company expects to be entitled to, excluding the estimated returns.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Material Accounting Policies (Cont.)

l.	Revenue recognition (cont.)

As of December 31, 2024, and 2023, the Company recognized an asset related to the costs to fulfill a contract in the net amounts of $8,019 thousand and $8,495 thousand, respectively. Refer to Note 10 for further information.

m.	Research and development costs

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

n.	Taxes on income

Current and Deferred taxes

Taxes on income in profit or loss comprise of current taxes, deferred taxes and taxes in respect of prior years, which are mainly recognized in profit or loss.

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets have not been recognized are reviewed at the end of each reporting period and a respective deferred tax asset is recognized to the extent that their utilization is probable.

The Company operates in multiple tax jurisdictions. Deferred taxes are offset in the statement of financial position if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

As of December 31, 2024, the Company recorded a deferred tax asset, net at an amount of $488 thousands representing the utilization of previously unrecognized tax losses and other deductible temporary differences as the Company considered it probable that future taxable profits will be available against which they can be utilized. As a result, the Company recognized deferred tax income of $488 thousands of which $16 thousands was recognized in equity.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Material Accounting Policies (Cont.)

n.	Taxes on income (cont.)

Uncertain tax positions

The Company evaluates potential uncertain tax positions, including additional tax and interest expenses, and recognizes a provision when it is more probable than not that the Company will have to use its economic resources to pay such obligation.

As of December 31, 2024, and December 31, 2023, the application of IFRIC 23 did not have a material effect on the financial statements.

o.	Provisions

A provision in accordance with IAS 37 is recognized when the Company has a present (legal or constructive) obligation as a result of a past event, it is expected to require the use of economic resources to settle the obligation and a reliable estimate can be made of the obligation.

p.	Share-based payment transactions

The Company’s employees and members of its Board of Directors are entitled to remuneration in the form of equity-settled share-based payment transactions, primarily in the form of options and, in the past, restricted shares units. The cost of such equity-settled transactions is measured at the fair value of the equity instruments granted at grant date. The fair value of options is determined using a standard option pricing model, specifically the binomial option valuation model. The fair value of restricted share units is determined using the share price at the grant date.

The cost of equity-settled share-based payment transactions is recognized in profit or loss together with a corresponding increase in shareholder’s equity during the period during which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees or directors become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

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

Identification of performance obligations in contracts with customers:

In order to identify distinct performance obligations in a contract with a customer, the Company uses judgment when it examines whether it is providing a significant service of integrating the goods or services under the contract into one integrated outcome.

Measurement of variable consideration

In order to determine the transaction price, the Company estimates the amount of the variable consideration which includes variable prices, discounts, chargeback, rebates, adjustments to the net market price and in certain conditions the right to return option The Company recognizes revenue in an amount where there is a high probability that its inclusion will not result in a significant revenue reversal in the future after the uncertainty has been resolved. Following the acquisition of a portfolio of four FDA-approved plasma derived hyperimmune commercial products (as described under Note 1), the Company sells its products mainly in the U.S market through its subsidiary Kamada Inc. to wholesalers/distributors. The Company’s gross sales are subject to various deductions, which are primarily composed of rebates and discounts to group purchasing organizations, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 3: - Significant Accounting Judgments, Estimates And Assumptions Used In The Preparation Of The Financial Statements (Cont.)

a.	Judgments (cont.)

-	Inventory

Work in process and finished goods includes direct and indirect costs. The allocation of indirect costs is accounted for on a quarterly basis by dividing the total quarterly indirect manufacturing cost to the batches manufactured during that quarter based on predetermined allocation factors. The criteria for allocation of indirect manufacturing expense to manufactured batches which eventually effect the Company’s inventory value is subject to Company judgment.

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

The Company recognizes inventory produced for commercial sale, including costs incurred prior to regulatory approval and prior to the filing of a regulatory request when the Company has determined that the inventory has probable future economic benefit. Inventory is not recognized prior to completion of a phase 3 clinical trial unless it is probable the Company expected to future economic benefit. For products with an approved indication, raw materials and purchased drug product associated with development programs are included in inventory and charged to research and development expense when it is designated. For products without an approved indication, drug product is charged to research and development expenses. The estimation of future economic and the recognition of an inventory for unapproved indication is subject to Company’s judgment.

-	Lease extension and/or termination options

In evaluating whether it is reasonably certain that the Company will exercise an option to extend a lease or not exercise an option to terminate a lease, the Company considers all relevant facts and circumstances that create an economic incentive for the Company to exercise the option to extend the lease such as: the amounts invested in leasehold improvements, the significance of the underlying asset to the Company’s operation and whether it is a specialized asset, the Company’s past experience with similar leases, etc.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 3: - Significant Accounting Judgments, Estimates And Assumptions Used In The Preparation Of The Financial Statements (Cont.)

a.	Judgments (cont.)

-	Recognition of deferred tax asset in respect of carry forward tax losses

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

-	Uncertain income tax treatments:

When there is uncertainty as to whether the tax authorities will accept the tax treatment taken by the Company, the Company assesses the level of such uncertainty and the risk of additional taxes as a result. Significant management judgment is required to such exposure given the Company’s past experience and applicable tax law interpretations. The possible effects on the financial statements are a change in taxes on income.

-	Determining cash-generating units

Impairment testing for assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “CGU”).

Goodwill impairment testing is performed at the lowest level at which goodwill is monitored for internal reporting purposes. Significant management judgment is required to determine which is the CGU (or group of CGUs) are applicable to monitor the goodwill. When goodwill is not monitored for internal reporting purposes, it is allocated to operating segments and not to a CGU (or group of CGUs). Goodwill acquired in a business combination is allocated to groups of CGUS, including CGUs existing prior to the business combination, that are expected to benefit from the synergies of the combination. Also refer to Note 10.

-	Impairment of Company’s non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. Significant management judgment is required to determine such impairment, and if any such indication exists, then the asset’s recoverable amount is estimated.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 3: - Significant Accounting Judgments, Estimates And Assumptions Used In The Preparation Of The Financial Statements (Cont.)

b.	Estimates and assumptions (cont.)

-	Legal claims

In estimating the likelihood of outcome of legal claims filed against the Company, the Company relies on the opinion of its legal counsel. These estimates are based on the legal counsel’s best professional judgment, considering the stage of proceedings and historical legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

-	Discount rate for a lease liability

When the Company is unable to readily determine the discount rate implicit in a lease to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

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

Contingent consideration is measured at fair value. The fair value is determined using valuation techniques and method, using future cash flows discounted. This requires management to make an estimate of the projected future cash flows. For information regarding contingent consideration, please refer to Note 13 and Note 15.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 4:  New Accounting Standards or Amendments for 2023 and Forthcoming Requirements

a.	New Currently Effective Requirements

-	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants

The amendment, together with the subsequent amendment to IAS 1 (see hereunder) replaces certain requirements for classifying liabilities as current or non-current. According to the amendment, a liability is classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period. According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants. Furthermore, the amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024, with earlier application being permitted. The amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.

The Amendment did not have a material impact on its financial statement.

b.	Forthcoming requirements

-	Presentation and Disclosure in Financial Statements - IFRS 18

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss,” “profit or loss before financing income and taxes,” and “profit or loss.” IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted.

The Company is currently assessing the impact of the Standard on its financial statements.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 5: - Cash and Cash Equivalents

	December 31,
	2024	2023
	U.S. Dollars in thousands

Cash and deposits for immediate withdrawal	$23,130	$40,630
Cash equivalents in USD deposits (1)	55,305	15,011
Total Cash and Cash Equivalents	$78,435	$55,641

(1)	The deposits bear interest of 4.70%-5.78% per year, as of December 31, 2024, and 5.1% per year as of December 31, 2023.

Note 6: - Trade Receivables, Net

	December 31,
	2024	2023
	U.S. Dollars in thousands
Trade receivables	$21,388	$19,726
Less allowance for expected credit losses	-	-
	$21,388	$19,726
Checks receivable	159	151
Total Trade receivables, net	$21,547	$19,877

An analysis of the trade receivables with reference to reporting date:

	Past due trade receivables with aging of
	Neither past due nor impaired	Up to 30 Days	31-60 Days	61-90 Days	91-120 Days	Over 121 days	Total
December 31, 2024	$20,094	$113	$10	$32	$6	$1,292	$21,547
December 31, 2023	$18,294	$1,391	$11	$10	$26	$145	$19,877

(1)	Following December 31, 2024, $9,889 thousand was collected on account of the outstanding trade receivable as of December 31, 2024. The amount collected includes $1,187 thousand on account of the amount past due over 120 days as of December 31, 2024, included in the table above.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 7: - Other Accounts Receivables

	December 31,
	2024	2023
	U.S. Dollars in thousands
Prepaid expenses	$3,847	$4,405
Government authorities	894	981
Derivatives financial instruments mainly measured at fair value through other comprehensive income	49	149
Accrued other income	235	45
Other (1)	521	385
Total Other Accounts Receivables	$5,546	$5,965

(1)	The balance, as of December 31, 2024, and December 31, 2023, includes $247 thousand, as bank guarantee provided (refer to Note 18 for further details) and short-term lease in the amount of $267 thousand and $134 thousand, respectively that was classified to other accounts receivables (refer to Note 14 for further details)

Note 8: - Inventories

	December 31,
	2024	2023
	U.S. Dollars in thousands
Finished products	$29,368	$42,526
Purchased products	9,749	11,021
Work in progress	9,165	6,653
Raw materials	30,537	28,279
Total Inventories	$78,819	$88,479

(1)	During the years 2024, 2023 and 2022, the Company recognized, as cost of revenues, an impairment for inventories carried at net realizable value totaled of $8,628 thousand, $4,399 thousand, and $3,996 thousand, respectively.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 9: - Property, Plant And Equipment

Composition and changes:

2024
	Land and Buildings(1), (3)	Machinery and Equipment(1)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements(2)	Total
	U.S. Dollars in thousands
Cost

Balance at January 1, 2024	$36,041	$37,997	$31	$11,472	$3,093	$88,634
Additions	1,306	3,546	-	1,891	5,951	12,694
Sale and write-off	(23)	(86)	-	(110)	-	(219)
Balance as of December 31, 2024	37,324	41,457	31	13,253	9,044	101,109

Accumulated Depreciation

Balance as of January 1, 2024	23,294	27,259	29	9,050	778	60,410
Depreciation	1,149	1,975	2	1,230	305	4,661
Sale and write-off	(22)	(75)	-	(110)	-	(207)
Balance as of December 31, 2024	24,421	29,159	31	10,170	1,083	64,864

Depreciated cost as of December 31, 2024	$12,903	$12,298	$-	$3,083	$7,961	$36,245

(1)	Including labor costs charged in 2024 to the cost of facilities, machinery, and equipment in the amount of $1,853 thousand.

(2)	Including Right – of use assets depreciation expense in the amount of $128 thousand that was capitalized to the Leasehold Improvements during 2024. Also refer to Note 14.

(3)	Kamada Assets Ltd. (“Kamada Assets”), a subsidiary of the Company, capitalized leasing rights from the Israel Lands Administration for an area of 16,880 m² in Beit Kama, Israel, on which the Company’s manufacturing plant and other buildings are located. As part of a new outline which were approved during 2021, the plant area was adjusted to 14,880 m². The amount attributed to capitalized rights is presented under property, plant and equipment and is depreciated over the leasing period, which includes the lease extension option period. During 2010, Kamada Assets signed an agreement with the Israel Lands Administration to consolidate its leasing rights and extend the lease period to 2058; the lease also includes an extension option allowing the parties to extend the lease for an additional 49 years following the conclusion of the initial term.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 9: - Property, Plant And Equipment (Cont.)

Composition and changes: (cont.)

2023
	Land and Buildings(1)	Machinery and Equipment(1)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements(2)	Total
	U.S. Dollars in thousands
Cost

Balance at January 1, 2023	$35,090	$35,343	$31	$10,337	$1,566	$82,367
Additions	951	2,764	-	1,135	1,544	6,394
Sale and write-off	-	(110)	-	-	(17)	(127)
Balance as of December 31, 2023	36,041	37,997	31	11,472	3,093	88,634

Accumulated Depreciation

Balance as of January 1, 2023	22,154	25,493	26	7,882	655	56,210
Depreciation	1,140	1,875	3	1,168	123	4,309
Sale and write-off	-	(109)	-	-	-	(109)
Balance as of December 31, 2023	23,294	27,259	29	9,050	778	60,410

Depreciated cost as of December 31, 2023	$12,747	$10,738	$2	$2,422	$2,315	$28,224

(1)	Including labor costs charged in 2023 to the cost of facilities, machinery, and equipment in the amount of $1,426 thousand.

(2)	Including Right – of use assets depreciation expense in the amount of $20 thousand that was capitalized to the Leasehold Improvements during 2023. Also refer to Note 14.

(3)	Kamada Assets Ltd. (“Kamada Assets”), a subsidiary of the Company, capitalized leasing rights from the Israel Lands Administration for an area of 16,880 m² in Beit Kama, Israel, on which the Company’s manufacturing plant and other buildings are located. As part of a new outline which were approved during 2021, the plant area was adjusted to 14,880 m². The amount attributed to capitalized rights is presented under property, plant and equipment and is depreciated over the leasing period, which includes the lease extension option period. During 2010, Kamada Assets signed an agreement with the Israel Lands Administration to consolidate its leasing rights and extend the lease period to 2058; the lease also includes an extension option allowing the parties to extend the lease for an additional 49 years following the conclusion of the initial term.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 10: - Intangible Assets, Goodwill and Other Long-Term Assets

a.	Composition and changes:

	December 31,
	2024	2023
	U.S. Dollars in thousands

Intangible Assets	101,860	109,642
Long term pre-paid expenses(1)	1,366	510
Intangible assets and other long-term assets	103,226	110,152
Goodwill	30,313	30,313
Contract asset	8,019	8,495
	$141,558	$148,960

(1)	Includes mainly prepayment for excess tax

Intangible Assets:

2024

	Intellectual property(1)	Customer Relationships (1)	Other Intangibles(2) (3)	Total Intangible Assets	Goodwill(1)	Contract asset(4)
	U.S. Dollars in thousand
Cost:
Balance as of January 1, 2024	80,103	$33,514	$11,230	$124,847	$30,313	$8,546
Purchases	-	-	-
Balance as of December 31, 2024	$80,103	$33,514	$11,230	$124,847	$30,313	$8,546

Accumulated amortization and impairment:
Balance as of January 1, 2024	8,518	3,531	3,156	15,205	-	51
Amortization recognized in the year	4,021	1,676	1,495	7,192	-	476
Impairment loss (3)	-	-	590	590	-	-
Balance as of December 31, 2024	12,539	5,207	5,241	22,987	-	527

Amortized cost at December 31, 2024	$67,564	$28,307	$5,989	$101,860	$30,313	$8,019

2023

	Intellectual property(1)	Customer Relationships (1)	Other Intangibles(2)	Total Intangible Assets	Goodwill(1)	Contract asset(4)
	U.S. Dollars in thousand
Cost:
Balance as of January 1, 2023	80,103	$33,514	$11,101	$124,718	$30,313	$7,577
Purchases	-	-	129	129		969
Balance as of December 31, 2023	$80,103	$33,514	$11,230	$124,847	$30,313	$8,546

Accumulated amortization and impairment:
Balance as of January 1, 2023	4,497	1,855	1,670	8,022	-	-
Amortization recognized in the year	4,021	1,676	1,486	7,183	-	51
Impairment loss (3)	-	-	-	-	-	-
Balance as of December 31, 2023	8,518	3,531	3,156	15,205	-	51

Amortized cost at December 31, 2023	$71,585	$29,983	$8,074	$109,642	$30,313	$8,495

(1)	The Intellectual Property, Customer Relationship and Goodwill generated by the November 2021 Saol APA, in the amount of 79,141 thousands, 33,519 thousands and 29,896 thousands respectively other than intellectual property and goodwill in the amount of $962 thousands and $416, respectively which were generated by the acquisition of the Company’s plasma collection center in Beaumont, Texas consumed during March, 2021

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 10: - Intangible Assets, Goodwill and Other Long-Term Assets (Cont.)

a.	Composition and changes: (cont.)

(2)	Includes assumed contract manufacturing agreement associated with the November 2021 Saol APA and distribution right of certain pharmaceutical products to be distributed in Israel, subject to IL MOH and or EMA marketing authorization. The Company was required to make certain upfront and milestone payments on account of such distribution rights. These payments are accounted for as long-term assets through obtaining IL MOH marketing authorization and will subsequently be amortized during the expected distribution right’s useful life.

(3)	During 2024 the Company recognized impairment loss of $590 arising from certain distribution rights assets, from which the Company does not expect future economic benefits.

(4)

In December 2019, the Company entered into a binding term sheet for a 12-year contract manufacturing agreement with Saol to manufacture CYOTGAM. As a result of the execution and consummation of the Saol APA as detailed in Note 1, which included the acquisition of all rights relating to CYTOGAM, the previous engagement with Saol with respect to this product expired. Following the successful execution of the technology transfer from the previous manufacturer and pending all necessary FDA approvals, the Company obtained during May 2023 FDA approval to manufacture CYTOGAM at its facility in Beit Kama, Israel.

The Company amortizes the contract asset over an 18-year period on a straight-line basis, representing the expected duration of the relationship with its relevant customers. The amortized cost was included in the cost of goods sold. No impairment losses were recognized.

b.	Amortization:

Amortization expenses of intangible assets and contract assets are classified in statement of profit or loss as follows:

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Cost of goods sold	5,915	5,491	5,376
Other expenses and income	590	-	-
Selling and marketing expenses	1,753	1,743	1,807

	8,258	7,234	7,183

c.	Allocation of goodwill to cash-generating units

	December 31,
	2024	2022
	U.S. Dollars in thousands
Proprietary	$30,313	$30,313

The goodwill is attributed to the Proprietary Products segment, which represent the lowest level within the Company at which goodwill is monitored for internal management purposes.

Impairment test of goodwill for the year ended on December 31, 2024:

Impairment loss for goodwill is recognized if the recoverable amount of the goodwill is less than the carrying amount. The recoverable amount is the greater of fair value less costs of disposal, or value in use of the relevant reporting level (i.e., a CGU of a group of CGUs).

The Company performed an assessment for goodwill impairment for its Proprietary Products segment, which is the level at which goodwill is monitored for internal management purposes and concluded that the fair value of the Proprietary Products segment exceeds the carrying amount by approximately 24%. The carrying amount of goodwill assigned to this segment is in the amount of $30,313 thousand.

When evaluating the fair value of the Proprietary Products segment, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth rate of -5.0% determined based on the long-term expected prospects of the reporting unit; and (c) a discount rate (post-tax) of 12.2 % which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Proprietary Products segment’s operations.

Actual results may differ from those assumed in the Company’s valuation method. It is reasonably possible that the Company’s assumptions described above could change in future periods. If any of these were to vary materially from the Company’s plans, it may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of the Proprietary Products segment by approximately $5,142 thousand and $21,164 thousand, respectively.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 10: - Intangible Assets, Goodwill and Other Long Term Assets (Cont.)

c.	Allocation of goodwill to cash-generating units (cont.)

The sensitivity analysis described above does not lead to increase of the recoverable amount over the carrying amount.

Based on the Company’s assessment as of December 31, 2024, no impairment loss for goodwill was required to be recorded.

Note 11: - Trade Payables

	December 31,
	2024	2023
	U.S. Dollars in thousands
Open debts mainly in USD	$16,006	$11,167
Open debts in EUR	2,314	7,266
Open debts in NIS	9,415	6,371
Total Trade Payables	$27,735	$24,804

Note 12: - Other Accounts Payables

a.	Composition:

	December 31,
	2024	2023
	U.S. Dollars in thousands
Employees and payroll accruals	$9,218	$7,542
Government grants (b)	-	177
Accrued Expenses and Others	453	542
Total Other Accounts Payables	$9,671	$8,261

b.	Government grants:

Presented in the statement of financial position and Profit or Loss and Other Comprehensive Income:

	December 31,
	2024	2023
	U.S. Dollars in thousands
Current Assets	$11	$104
Current liability	$-	$177
Royalties paid during the year	$(177)	$-
Expense (income) carried to Research and Development cost	$17	$61

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 13: - Loans and Financial liabilities

a.	Financial liabilities originated or assumed through business combinations

	December 31,
	2024	2023
	U.S. Dollars in thousands
Contingent consideration (1)	23,566	21,855
Assumed liabilities (2)	40,079	46,375
Less current maturities	(10,181)	(14,996)
Total Long term contingent consideration and assumed liabilities	$53,462	53,234

(1)

Contingent consideration is measured at fair value. The change in the balance of the contingent consideration reflect the payments made on account of such and the change in the fair value of the liability. Refer also to note 15.

Pursuant to the Saol APA, the Company agreed to pay up to $50,000 thousand of contingent consideration subject the achievement of sales thresholds for the period commencing on the acquisition date and ending on December 31, 2034. Through December 31, 2024, the first two sales thresholds were met, and the Company paid two $3,000 thousands on account of these thresholds These payments were accounted for as a reduction of the liability. The Company may be entitled for up to $3,000 thousand credit deductible from the contingent consideration payments due for the years 2023 through 2027, subject to certain conditions as defined in the Saol APA. During 2023 and 2024, the entitlement of the credit was not met.

The fair value of the contingent consideration was $23,566 thousand and $21,855 thousand as of December 31, 2024, and December 31, 2023, respectively. The Company accounted for $4,711 thousand, $1,321 thousand, and $1,539 thousand, for the years ended December 31, 2024, 2023 and 2022, respectively as financing expenses in the statement of profit and loss to reflects the changes in the fair value of the liability.

(2)	Assumed liabilities are measured at amortized cost. The changes in the balance of the assumed liabilities reflects the payments made on account of such and the changes in time value and changes in expected payments.

Pursuant to the Saol APA, the Company acquired inventory valued at $14,199 thousand which was paid in ten quarterly installments of $1,500 thousand each or the remaining balance at the final installment (the “Deferred Liability”). Through December 31, 2023, the Company made eight quarterly installments on account of such inventory related debt and through December 31, 2024, the Company made all payments due on account of such liability. As part of the Saol APA, the Company also assumed certain of Saol’s liabilities for the future payment of royalties (some of which are perpetual) and milestone payments to third party subject to the achievement of corresponding CYTOGAM related net sales (the “Assumed Liabilities”).

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 13: - Loans and Financial liabilities (Cont.)

a.	Financial liabilities originated or assumed through business combinations (cont.)

Such assumed liabilities include:

●

Royalties:10% of the annual global net sales of CYTOGAM up to $ 25,000 thousand and 5% of net sales that are greater than $ 25,000 thousand, in perpetuity; 2% of the annual global net sales of CYTOGAM in perpetuity; and 8% of the annual global net sales of CYTOGAM for a period of six years following the completion of the technology transfer of the manufacturing of CYTOGAM to the Company (such royalty payments commenced on October 1, 2023 following the completion of such technology transfer), subject to a maximum aggregate of $5,000 thousand per year and the total amount of $30,000 thousand throughout the entire six years period.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized net revenues of $22,521 thousands, $17,180 thousands and $22,600 thousands, respectively from sales of CYTOGAM.

●	Sales milestones: two $1,500 thousand sales milestones subject to achievement of certain sales thresholds with respect to CYTOGAM sales in the United States market, of which the first sales threshold was achieved and the milestone payment was made during 2023, and the second threshold was not achieved and was written off the outstanding liability.

●	Milestone: $8,500 thousand upon the receipt of FDA approval for the manufacturing of CYTOGAM at the Company’s manufacturing facility. During May 2023, the Company received such FDA approval and paid the milestone of $8,500 thousand.

The value of the Assumed Liabilities and Deferred Liability was $40,079 thousand and $46,375 thousand as of December 31, 2024, and 2023, respectively. During the years ended December 31, 2024, and 2023, the Company paid a total of $9,667 thousand and $14,300 thousand on account of such Assumed Liabilities and Deferred Liability. The Company accounted for $3,370 thousand as financing expenses and $341 thousand of financing income, and $4,727 thousand of financing expenses for the years ended December 31, 2024, 2023 and 2022, respectively to reflects the changes in the value of the assumed liabilities.

b.	Bank loan:

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

Since its establishment and through December 31, 2024, the Company did not utilize such credit facility.

Pursuant to the loan and credit facility agreement, the Company was required to meet certain financial covenants for the years ending December 31, 2022, and through the term of the loan and credit facility. As of December 31, 2024, and 2023, the Company was in compliance with the financial covenants.

On February 17, 2025, the Company converted the credit facility to a NIS 35,000 thousand On-Call credit facility from Bank Hapoalim, with each loan thereunder bearing interest at a rate of 6.3%. As part thereof, The Company undertook not to create a floating charge over all or materially all of its assets. In addition, the previous credit facility, as described above, has been terminated, together with all obligations to meet financial covenants.

See Note 14 regarding pledge information related to the bank loans.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 14: - Leases

The Company entered into lease agreements with respect to the following items:

1.	Office and storage spaces:

In November 2016, the Company entered into a lease agreement for office space and a laboratory facility in Rehovot, Israel for an initial period of ten years (which includes a three-year extension through November 2026). In March 2023, the lease agreement was amended, and the lease period was extended for an additional eight years through January 2032.

On March 7, 2023, the Company’s U.S. subsidiary Kamada Plasma LLC entered into a lease agreement for a 12,000 square feet premises in Houston, Texas to be used as a plasma collection center. The lease is in effect for an initial period of ten years commencing February 2024 and includes an option to extend the lease for two consecutive periods of five years upon at least 120 days prior written notice.

On May 2, 2024, the Company’s U.S. subsidiary Kamada Plasma LLC entered into a lease agreement for a 11,100 square feet premises in San Antonio, Texas to be used as a plasma collection center. The lease is in effect for an initial period of ten years commencing on the rent commencement date which will be the earlier of (a) opening for business in the facility or (b) 180 days following receipt of building permits. The lease agreement may be extended for three consecutive periods of five years each, upon at least 120 days prior written notice.

2.	Vehicles:

The Company leases vehicles for the use of certain of its employees in Israel. The lease term is mainly for three-year periods.

3.	Office equipment (i.e. printing and photocopying machines):

The Company leases office equipment (i.e., printing and photocopying machines), each for a five-year period.

Right-of-use assets composition and changes in lease liabilities

	Right-of-use-assets
	Rented Offices(1)	Vehicles	Computers, Software, Equipment and Office Furniture	Total	Lease Liabilities (2)(3)
	U.S Dollars in thousands
As of January 1, 2024	$6,363	$1,397	$1	$7,761	$8,822
Additions to right-of-use assets	2,547	858	28	3,432	3,432
Termination lease	(12)	(73)	-	(84)	(69)
Depreciation expense	(666)	(812)	(14)	(1,492)	-
Exchange rate differences	-	-	-	-	128
Repayment of lease liabilities	-	-	-	-	(1,251)
As of December 31, 2024	$8,232	$1,370	$15	$9,617	$11,062

(1)	Out of the Depreciation expense $127 thousand was capitalized to the Leasehold Improvements.

(2)

The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liability was in the range of 6.16%–7.11% evaluated based on credit risk, terms of the leases and other economic variables.

(3)	The balance does not include current maturities of lease of $267 thousand that were classified to other accounts receivables due to expected lease incentive.

During 2024, the Company recognized $587 thousand as financial expenses on lease liabilities.

During 2024, the total cash outflow for leases was $1,251 thousand.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 14: - Leases (Cont.)

	Right-of-use-assets
	Rented Offices(1)	Vehicles	Computers, Software, Equipment and Office Furniture	Total	Lease Liabilities(2) (3)
	U.S Dollars in thousands
As of January 1, 2023	$1,732	$829	$7	$2,568	$3,193
Additions to right -of -use assets	5,131	1,415	-	6,546	6,682
Lease termination		(109)	-	(109)	(107)
Depreciation expense	(500)	(738)	(6)	(1,244)	-
Exchange rate differences	-	-	-	-	(96)
Repayment of lease liabilities	-	-	-	-	(850)
As of December 31, 2023	$6,363	$1,397	$1	$7,761	$8,822

(1)	Out of the Depreciation expense $20 thousand was capitalized to the Leasehold Improvements.

(2)	The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liability was in the range of 3.06%–7.11% evaluated based on credit risk, terms of the leases and other economic variables.

(3)	The balance does not include current maturities of lease of $134 thousand that were classified to other accounts receivables due to expected lease incentive.

During 2023, the Company recognized $367 thousand as financial expenses on lease liabilities.

During 2023, the total cash outflow for leases was $850 thousand.

As of December 31, 2024:

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total
Lease liabilities (including interest)	$3,708	$3,014	$1,700	$2,458	$10,265	$21,145

As of December 31, 2023:

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total
Lease liabilities (including interest)	$2,918	$3,045	$1,689	$2,009	$6,759	$16,420

Lease extension

The Company has leases that include extension options. These options provide flexibility in managing the leased assets and align with the Company’s business needs.

The Company exercises judgement in deciding whether it is reasonably certain that the extension options will be exercised.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 14: - Leases (Cont.)

The lease agreement entered into by Kamada Plasma LLC for the premises in Houston, Texas and in San Antonio, Texas to be used as a plasma collection center includes an option to extend the lease as follow:

-	Houston, Texas: extend the lease for two consecutive periods of five years each, upon 120 days prior written notice.

-	San Antonio, Texas: extend the lease for three consecutive periods of five years each, upon at least 120 days prior written notice.

The Company has reasonable certainty that the extension option will be exercised in order to avoid a significant adverse impact to its operating activities.

Note 15: - Financial Instruments

a.	Classification of financial assets and liabilities

The financial assets liabilities in the balance sheet are classified by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2024	2023
	U.S. Dollars in thousands
Financial assets
Financial assets at fair value through profit or loss:
Foreign exchange forward contracts	-	8
Total Financial assets at fair value through profit or loss	$-	$8

Financial assets at fair value through other comprehensive income:
Cash flow hedges	59	141
Total Financial assets at fair value through other comprehensive income:	$59	$141

Financial assets at amortized cost:
Cash and cash equivalent	78,435	55,641
Total Financial assets at amortized cost	$78,435	$55,641

Total financial assets	$78,494	$55,790

Financial liabilities

Financial liabilities at fair value through profit or loss:
Foreign exchange forward contracts	10	-
Contingent consideration in business combination(1)	23,566	21,855
Total financial liabilities at fair value through profit or loss	$23,576	$21,855

Financial liabilities measured at amortized cost:

Assumed liabilities through business combination(1)	40,079	46,375
Leases	11,062	8,822
Total financial liabilities measured at amortized cost	$54,141	$55,197

Total financial and lease liabilities	$74,717	$77,052

(1)	Refer to note 13(a) for additional information.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (Cont.)

b.	Financial risk factors

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

As of December 31, 2024, and 2023, the Company held financial derivatives intended to hedge changes in the exchange rate of the USD vs. the NIS and the EUR (see also Note 15f. below).

2.	Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and foreign currency derivative contracts.

a)	Cash, cash equivalent and short-term investments:

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

The Company regularly monitors the credit extended to its customers and their general financial condition, and, when necessary, requires collateral as security for the debt such as letters of creditor and down payments. In addition, the Company partially insures its non-Israeli based accounts receivables with foreign trade risk insurance. Refer to Note 6 for additional information.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (Cont.)

b.	Financial risk factors (cont.)

2.	Credit risk (cont.)

The Company keeps constant track of customer debt, and, to the extent required, accounts for an allowance for expected credit losses that adequately reflects, in the Company’s assessment, the loss embodied in the debts the collection of which is in doubt.

The Company’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2024, and 2023 is the carrying amount of trade receivables.

c)	Foreign currency derivative contracts:

The Company is exposed to foreign currency exchange fluctuations, primarily in USD vs. NIS and EUR. Consequently, it enters into various foreign currency exchange contracts with major Israeli financial institutions (see also Note 15f. below).

d)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term liabilities.

3.	Liquidity risk

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

December 31, 2024

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total

Trade payables	$27,735	$-	$-	$-	$-	$27,735
Assumed liabilities(1)	6,913	4,419	4,393	7,675	16,679	40,079
Other accounts payables	9,671	-	-	-	-	9,671
Lease liabilities (including interest)	3,708	3,014	1,700	2,458	10,265	$21,145

	$48,027	$7,433	$6,093	$10,133	$26,944	$98,630

December 31, 2023

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total

Trade payables	$24,804	$-	$-	$-	$-	$24,804
Assumed liabilities(1)	11,996	4,152	4,261	7,836	18,130	46,375
Other accounts payables	8,261	-	-	-	-	8,261
Lease liabilities (including interest)	2,918	3,045	1,689	2,009	6,759	16,420
	$47,979	$7,197	$5,950	$9,845	$24,889	$95,860

(1)	Due the nature of the account which include infinite payments for royalties and milestones to third parties the assumed liabilities reflect the discounted amount. See Note 13(2)

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (Cont.)

b.	Financial risk factors (cont.)

Changes in liabilities arising from financing activities

December 31, 2024

	January 1, 2024	Payments	Foreign exchange fluctuation	New loans and leases	Business combination	Revaluation	Write off	December 31, 2024
	U.S. Dollars in thousands
Contingent consideration (1)	21,855	$(3,000)	$-	$-	$-	$4,711	$-	$23,566
Assumed liabilities	46,375	(9,667)	-	-	-	3,370	-	40,079
Leases	8,822	(1,251)	128	3,432	-	-	(69)	11,062
Total	$77,052	$(13,918)	$128	$3,432	$-	$8,081	$(69)	$74,707

(1)	The contingent consideration fair value as of December 31, 2024, was based on an Option Pricing Method (OPM), “Monte Carlo Simulation” model. In measuring the contingent consideration liability, the Company used an appropriate risk-adjusted discount rate of 11.5% and volatility of 14.19%. totaled $23,566 thousand.

December 31, 2023

	January 1, 2023	Payments	Foreign exchange fluctuation	New loans and leases	Business combination	Revaluation	Write off	December 31, 2023
	U.S. Dollars in thousands
Contingent consideration (1)	23,534	(3,000)	-	-	-	1,321	-	21,855
Assumed liabilities	61,016	(14,300)	-	-	-	(341)	-	46,375
Bank loans	17,407	(17,407)	-	-	-	-	-	-
Leases	3,193	(850)	(96)	6,682	-	-	(107)	8,822
Total	$105,150	$(35,557)	$(96)	$6,682	$-	$980	$(107)	$77,052

(1)	The contingent consideration fair value as of December 31, 2023, was based on an Option Pricing Method (OPM), “Monte Carlo Simulation” model. In measuring the contingent consideration liability, the Company used an appropriate risk-adjusted discount rate of 11.4% and volatility of 15.17%. totaled $21,855 thousand.

c.	Fair value

The following table demonstrates the carrying amount and fair value of the financial assets and liabilities presented in the financial statements not at fair value:

	Carrying Amount		Fair Value
	December 31,		December 31,
	2024	2023	2024	2023
	U.S. Dollars in thousands
Assumed liabilities	40,079	46,375	37,676	46,468
Total Financial liabilities	$40,079	$46,375	$37,676	$46,468

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (Cont.)

c.	Fair value (cont.)

The fair value of the assumed liabilities was based on standard pricing valuation model such as a discounted cash-flow model which considers the present value of future cash flows discounted by an interest rate that reflects market conditions (Level 3).

The carrying amount of cash and cash equivalents, short-term bank deposits, trade and other receivables, trade and other payables approximates their fair value, due to the short-term maturities of the financial instruments.

d.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value:

Financial assets (liabilities) measured at fair value:	Level 1	Level 2	Level 3 (1)
	U.S. Dollars in thousands
December 31, 2024
Derivatives instruments	-	49	-
Contingent consideration (1)	-	-	(23,566)
	$-	$49	$(23,566)

(1)	For changes in Contingent Consideration see Note 15(b)

Financial assets (liabilities) measured at fair value:	Level 1	Level 2	Level 3 (1)
	U.S. Dollars in thousands
December 31, 2023
Derivatives instruments	-	149	-
Contingent consideration (1)	-	-	(21,855)
	$-	$149	$(21,855)

(1)	For changes in Contingent Consideration see Note 15(b)

During 2024 and 2023 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

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

	December 31,
	2024	2023
	U.S. Dollars in thousands
Sensitivity test to changes in foreign currency:
Gain (loss) from change:
5% increase in NIS	$(852)	$(454)
5% decrease in NIS	$852	$454
5% increase in Euro	$(56)	$(271)
5% decrease in Euro	$56	$271

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (Cont.)

e.	Linkage terms of financial liabilities by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2024	2023
	U.S. Dollars in thousands
In NIS:
Leases measured at amortized cost	$6,025	$6,275

	$6,025	$6,275
In USD:
Contingent consideration at fair value through profit or loss	23,566	21,855
Assumed liabilities measured at amortized cost	40,079	46,375
Leases measured at amortized cost (1)	5,037	2,547
	$68,682	$70,777

(1)	The balance, as of December 31, 2024, and December 31, 2023, includes short-term lease in the amount of $267 thousand and $134 thousand respectively that was classified to other accounts receivables (refer to Note 14 for further)

f.	Derivatives and hedging:

Derivatives instruments not designated as hedging

The Company has foreign currency forward contracts designed to protect it from exposure to fluctuations in exchange rates, mainly of NIS and EUR, in respect of its trade receivables, trade payables. Foreign currency forward contracts are not designated as cash flow hedges, fair value or net investment in a foreign operation. These derivatives are not considered as hedge accounting. As of December 31, 2024, and December 31, 2023, the fair value of the derivative instruments not designated as hedging was a financial liability of $10 thousand and financial asset of $8 thousand, respectively. The open transactions (Derivative contract which have not yet been settled) for those derivatives were in an amount of $3,652 thousands and $9,149 thousands, respectively.

Cash flow hedges:

As of December 31, 2024, and December 31, 2023, the Company held NIS/USD hedging contracts (cylinder contracts) designated as hedges of expected future salaries expenses and for expected future purchases from Israeli suppliers.

The main terms of these positions were set to match the terms of the hedged items. As of December 31, 2024, and December 31, 2023, the fair value of the derivative instruments designated as hedge accounting was an asset of $59 thousand and $141 thousand respectively. The open transactions (Derivative contract which have not yet been settled) for those derivatives were in an amount of $562 thousand and $389 thousand respectively.

Cash flow hedges of the expected salaries and suppliers’ expenses as of December 31, 2024, and December 31, 2023 were estimated as effective and accordingly a net unrecognized expenses in the amount of $89 thousand and a net unrecognized income of $228 thousand, respectively were accounted for as other comprehensive income. The ineffective portion was allocated to finance expenses.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Employee Benefit Liabilities, Net

f.	Derivatives and hedging: (cont.)

Employee benefits consist of short-term benefits and post-employment benefits.

Post-employment benefits:

According to the Israeli labor and Severance Pay Laws, the Company is required to pay compensation to employees upon dismissal or retirement or to make contributions in defined contribution plans pursuant to Section 14 of the Israeli Severance Pay Law, as specified below. The Company’s liability is accounted for as a post-employment benefit only for those employees for which Section 14 of the Israeli Severance Pay Law is not applicable to. The computation of the Company’s employee benefit liability is made in accordance with a valid employment contract, or a collective bargaining agreement based on the employee’s salary and employment terms which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plans, as detailed below:

1.	Defined contribution deposit:

Israeli employees defined contribution plan:

The Company’s agreements with some of its employees are in accordance with Section 14 of the Israeli Severance Pay Law. Contributions made by the Company in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. The expenses for the defined benefit deposit in 2024, 2023 and 2022 were $1,050 thousand, $925 thousand, and $873 thousand, respectively.

U.S. employees defined contribution plan:

Since August 2022, the Company’s U.S. subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. During the years ended December 31, 2024, and December 31, 2023, the U.S. subsidiary recorded expenses for matching contributions in the amount of $89 thousand and $62 thousand, respectively.

2.	Defined benefit plans:

The Company accounts for the payment of compensation as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in a long-term employee benefit fund and in qualifying insurance policies.

3.	Expenses recognized in comprehensive income (loss):

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands

Current service cost	$208	$194	$223
Interest expenses, net	39	28	15
Total employee benefit expenses	247	222	238

Actual return on plan assets	$400	$50	$(25)

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Employee Benefit Liabilities, Net (Cont.)

f.	Derivatives and hedging: (cont.)

The expenses are presented in the Statement of Comprehensive income (loss) as follows

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands
Cost of revenues	$159	$155	$166
Research and development	20	22	24
Selling and marketing	39	33	27
General and administrative	9	23	21

	$227	$233	$238

4.	The plan liabilities, net:

	December 31,
	2024	2023
	U.S. Dollars in thousands
Defined benefit obligation	$4,813	$4,399
Fair value of plan assets	4,304	3,778
Total liabilities, net	$509	$621

5.	Changes in the present value of defined benefit obligation

	2024	2023
	U.S. Dollars in thousands
Balance at January 1,	$4,399	$4,380
Interest costs	216	200
Current service cost	208	194
Past service cost	-	-
Benefits paid	(223)	(376)
Demographic assumptions	(84)	13
Financial assumptions	-	(91)
Past Experience	322	209
Currency Exchange	(25)	(130)
Balance at December 31,	$4,813	$4,399

6.	Plan assets

a)	Plan assets

Plan assets comprise of assets held by long-term employee benefit funds and qualifying insurance policies.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Employee Benefit Liabilities, Net (Cont.)

b)	Changes in the fair value of plan assets

	2024	2023
	U.S. Dollars in thousands

Balance at January 1,	$3,778	$3,707
Expected return	184	172
Contributions by employer	165	173
Benefits paid	(195)	(206)
Demographic assumptions	(2)	-
Financial assumptions	-	-
Past Experience	402	50
Currency exchange	(28)	(118)
Balance at December 31,	$4,304	$3,778

7.	The principal assumptions underlying the defined benefit plan

	2024	2023	2022
	%

Discount rate of the plan liability	5.4	5.3	5.1
Future salary increases	3.0	3.0	3.0

The sensitivity analyses below have been determined based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period.

If the discount rate would be one percent higher or lower, and all other assumptions were held constant, the defined benefit obligation would decrease by $81 thousand or increase by $119 thousand, respectively.

If the expected salary growth would increase or decrease by one percent, and all other assumptions were held constant, the defined benefit obligation would increase by $113 thousand or decrease by $77 thousand, respectively.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: - Contingent Liabilities and Commitments

a.	On August 23, 2010, the Company entered into a 30-year collaboration agreement with Baxter Healthcare Corporation (“Baxter”) with respect for granting of the distribution rights for GLASSIA. During 2015, Baxter assigned all its rights under the collaboration agreement to Baxalta US Inc. (“Baxalta”) which was acquired during 2016 by Shire plc. (“Shire”), which is now part of Takeda (“Takeda” and in these consolidated financial statements Baxter, Baxalta and Shire will be referred to as “Takeda”).

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

Pursuant to the agreements, the Company was entitled to certain upfront and milestone payments at a total amount of $45 million, all of which were received and accounted for as income through December 31, 2021, and for a minimum commitment of Takeda to acquire GLASSIA produced by the Company over the term of the Distribution Agreement. In addition, upon initiation of sales of GLASSIA manufactured by Takeda, the Company would be entitled to royalty payments at a rate of 12% on net sales of Glassia through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually (the “Royalty Payments”).

During 2021, the Company terminated the production and supply of GLASSIA to Takeda and Takeda initiated its own production of the product for distribution in the territory. In addition, during 2022, the Company transferred to Takeda the U.S. Biologics License Application (BLA) of the product, in consideration for a $2 million payment from Takeda, which was paid by Takeda and accounted for as income during the first quarter of 2022.

Commencing 2022, the Company collected royalty payments from Takeda (per the agreement term as described above). For the years ended December 31, 2024, 2023 and 2022 the Company accounted for a total of $16.9 million, $16.1 million and $12.2 million from sales-based royalty income from Takeda, respectively.

Pursuant to the Distribution Agreement, Takeda is responsible to conduct any required additional clinical studies required to obtain or maintain GLASSIA’s marketing authorization in the Territory. Under certain conditions, the Company will be required to participate in the funding of these clinical studies in a total amount not to exceed $10 million.

Pursuant to the Raw Material Supply Agreement Takeda undertook to provide the Company, free of charge, all quantities of plasma derived fraction IV-1 required by the Company for manufacturing GLASSIA to be sold to Takeda for distribution in the Territory. The Company accounted for the fair value of the plasma derived fraction IV-1 used and sold as revenues and charges the same fair value to cost of revenue. In addition, the Company has the right to acquire from Takeda plasma derived fraction IV-1 for its continued development and for the production, sale and distribution of GLASSIA by the Company outside the Territory.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: - Contingent Liabilities and Commitments (Cont.)

b.	In November 2006, the Company entered into an agreement with PARI GmbH (“PARI”) in connection with a supply by PARI of a certain medical device required for the development of the Company’s Inhaled AAT product. Pursuant to the agreement, the Company was licensed to use developments made by PARI. Furthermore, PARI will provide the Company certain quantities of devices for carrying out clinical trials, free of charge. If the development is successful, and the underlining product obtains required marketing authorization, the Company will pay PARI royalties based on sales of the devices through the later of the device patents expiration period or 15 years from the first commercial sale of the Company’s the Inhaled AAT product.

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

In December 2023, we entered into a binding memorandum of understanding with Kedrion for the amendment and extension of the distribution agreement between the parties, which represents the largest commercial agreement secured by us to date. Subsequently, in January 2025, we entered into the fifth amendment to the supply and distribution agreement, which memorializes the agreements and undertakings set forth in a binding memorandum of understanding, along with additional terms and conditions. Under these agreements, during the first four years of the eight-year term that began in January 2024, Kedrion committed to purchasing minimum quantities of KEDRAB, with aggregate revenues for us of approximately $180 million for such four-year period.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: - Contingent Liabilities and Commitments (Cont.)

d.

In July 2019, the Company entered into a 7-year Master Clinical Services Agreement with a third party for the provision of certain clinical research services and other tasks to be performed by such third party, in connection with the Company’s Phase 3 clinical study for its inhaled AAT product.

e.	In December 2019, the Company entered into an agreement with Alvotech ehf. (“Alvotech”), a global biopharmaceutical company, to commercialize Alvotech’s portfolio of six biosimilar product candidates in Israel, upon receipt of regulatory approval from the IL MOH. Pursuant to the agreement the Company is obligated to pay Alvotech certain milestone payments, in advance of the launch of the six biosimilar in Israel. In February 2022, the agreement was extended to include two additional biosimilar products.

f.	On January 14, 2021, the Company entered into an agreement with undisclosed international pharmaceutical companies to commercialize one of the distribution products, in Israel. Pursuant to the agreement the Company is obligate to pay royalties in the amount of 24% out of the net revenue from the sale of the product in the Israeli market.

g.	See Note 13a(1) for of the Company’s obligation to pay contingent consideration subject the achievement of sales thresholds.

See Note 13a(2) for the Company’s assumed liability for certain of Saol’s obligations for the future payment of royalties.

h.

In May 2022, the Company terminated a distribution agreement with a third-party engaged to distribute the Company’s propriety products in Russia and Ukraine (the “Distributor”) and a power of attorney granted in connection with such distribution agreement to an affiliate of the Distributor (the “Affiliate”). On June 13, 2023, the Affiliate filed a Statement of Claim with the tribunal of first instance in Geneva, seeking alleged damages in the total amount of $6.7 million. The Company filed a motion with the tribunal of first instance challenging its jurisdiction over the Affiliate’s claims, submitting that such claims should have been brought before an arbitral tribunal, as contractually agreed between the parties. During December 2024, the Company was advised by the Geneva court that it possesses all the necessary information to decide on its jurisdiction and its decision is expected in the coming months. Until the tribunal of first instance in Geneva rules on the motion, the Affiliate’s claims will not be heard. To date, it is not possible to assess the prospects of the claim against the Company and any potential liabilities and impact on the Company’s business.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 18: - Guarantees and Charges

a.	The Company provided a bank guarantee in the amount of $315 thousand mainly in favor of the lessor of its leased office facility in Rehovot, Israel, as guarantee for meeting its obligations under the lease agreement.

b.

The Company provided a bank guarantee in the amount of $247 thousand as part of the terms and conditions of a tender. In order to obtain the bank guarantee the Company deposited the full amount of the bank guarantee in a collateral account. Refer to Note 7 for further information.

c.	The Company provided a security deposit totaling $444 thousand in accordance with the terms and conditions of the lease agreements for its Houston and San Antonio plasma collection centers. These deposits serve as a guarantee to ensure compliance with the Company’s obligations under these agreements. Pursuant to the Houston center lease agreement, the Company is entitled for an annual partial reimbursement of $40 thousand of the security deposit for each year of the initial 10-year lease period.

Note 19: - Equity

a.	Share capital

	December 31, 2024		December 31, 2023
	Authorized	Outstanding	Authorized	Outstanding
Ordinary shares of NIS 1 par value	70,000,000	57,505,031	70,000,000	57,479,528

b.	Changes in share capital:

Issued and outstanding share capital:

Number of
shares

Balance as of January 1, 2023	44,832,843

Issue of shares	12,631,579
Exercise of options into share units	2,662
Vesting of restricted shares units	12,444
Balance as of December 31, 2023	57,479,528

Exercise of options into shares units	23,628
Vesting of restricted shares units	1,875
Balance as of December 31, 2024	57,505,031

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 19: - Equity (Cont.)

c.	Rights attached to Shares

Voting rights at the shareholders general meeting, rights to dividend, rights in case of liquidation of the Company and rights to nominate directors.

d.	Share options and restricted shares units

During 2024 and 2023, 189,154 and 42,175 share options, respectively, were exercised, on a net exercise basis, into 23,628 and 2,662 ordinary shares of NIS 1 par value each and 1,875 and 12,444 restricted shares units were vested, respectively. The total consideration from such exercise totaled $7 and $4 thousand for 2024 and 2023, respectively.

For additional information regarding options and restricted shares units granted to employees and management in 2024, refer to Note 20 below.

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

On February 10, 2020, the Company consummated a private placement with FIMI, pursuant to which the Company issued 4,166,667 ordinary shares at a price of $6.00 per share, for total gross proceeds of $25,000 thousand. Upon closing of the private placement, FIMI’s aggregate ownership represented approximately 21% of the Company’s then outstanding shares.

On September 7, 2023, the Company consummated a private placement with FIMI, pursuant to which the Company issued 12,631,579 ordinary shares at a price of $4.75 per share (which represented the average closing price of the Company’s shares on NASDAQ during the 20 trading days prior to the date of execution of the private placement), for total gross proceeds of $60,000 thousand. Following the closing of the private placement, FIMI beneficially owned approximately 38% of the Company’s outstanding ordinary shares and became a controlling shareholder of the Company, within the meaning of the Israeli Companies Law, 1999.

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

Ms. Lilach Asher-Topilsky, the Chairman of the Board of Directors, of the Company, and Messrs. Ishay Davidi and Uri Botzer, members of the Company’s Board of Directors, are executives of FIMI.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: - Share-Based Payment

On July 24, 2011, the Company’s Board of Directors adopted the 2011 Israeli Share Option Plan. In September 2016, the Company’s Board of Directors approved an amendment to the plan, to include the issuance of restricted shares units (“RSU”) under the plan and renamed it the Israeli Share Award Plan (“2011 Plan”). In August 2021, the Company’s Board of Directors approved a 10-year extension of the 2011 Plan, through August 9, 2031, and adopted a few additional amendments to the 2011 Plan. The 2011 Plan was further amended in October 2022.

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

a.	Expense recognized in the financial statements

The share-based compensation expense that was recognized for services received from employees and members of the Company’s Board of Directors is presented in the following table:

	For the Year Ended December 31
	2024	2023	2022
	U.S. Dollar in thousands
Cost of revenues	$159	$249	$308
Research and development	96	167	204
Selling and marketing	177	238	254
General and administrative	435	660	372
Total share-based compensation	$867	$1,314	$1,138

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: - Share-Based Payment (Cont.)

b.	Share options granted:

On February 29, 2024, the Company’s Board of Directors approved the grant of options to purchase up to 27,468 ordinary shares of the Company under the 2011 Plan and the US Appendix which were allocated as follows:

Under the Israeli Share Option Plan:

-	20,800 options to purchase the ordinary shares of the Company, at an exercise price of NIS 23.91 (USD 6.67) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $48 thousands.

Under the US Appendix:

-	6,668 options to purchase the ordinary shares of the Company, at an exercise price of USD 6.62 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $18 thousands.

On July 21, 2024, the Company’s Board of Directors approved the grant of options to purchase up to 15,081 ordinary shares of the Company, under the 2011 Plan and the US Appendix which were allocated as follows:

Under the Israeli Share Option Plan:

-	9,049 options to purchase the ordinary shares of the Company, at an exercise price of NIS 22.01 (USD 6.06) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $19 thousands.

Under the US Appendix:

-	6,032 options to purchase the ordinary shares of the Company, at an exercise price of USD 6.07 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $15 thousands.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: - Share-Based Payment (Cont.)

c.	Change of Awards during the Year

The following table lists the number of share options, the weighted average exercise prices of share options and changes in share options grants during the year:

Under the Israeli Share Option Plan:

	2024		2023		2022
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In NIS		In NIS		In NIS
Outstanding at beginning of year	3,022,098	19.81	3,022,314	19.91	1,504,678	20.38
Granted	29,849	23.33	321,264	18.60	1,833,200	19.27
Exercised	(189,154)	18.49	(42,175)	19.04	(8,325)	16.47
Forfeited	(295,305)	20.90	(279,305)	19.57	(307,239)	19.14

Outstanding at end of year(1)	2,567,488	19.81	3,022,098	18.82	3,022,314	19.91
Exercisable at end of year(2)	1,518,437	20.25	1,412,709	19.83	1,049,329	20.38
The weighted average remaining contractual life for the share options		3.49		3.93		4.67

(1)	The range of exercise prices for share options outstanding as of December 31, 2024, were NIS 16.53- NIS 29.68. Exercise is by net exercise method.

(2)	The weighted average exercise price of the exercisable options at December 31, 2024, 2023 and 2022 translated into U.S. dollars as of the relevant exchange rate on those days is $5.55, $5.62, $5.79, respectively.

Under the US Appendix:

	2024		2023		2022
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In USD		In NIS		In NIS
Outstanding at beginning of year	247,883	5.56	225,500	5.55	-	-
Granted	12,700	6.36	22,383	5.64	243,600	5.57
Exercised	-	-	-	-	-	-
Forfeited	(10,000)	5.36	-	-	(18,100)	5.82

Outstanding at end of year(1)	250,583	5.61	247,883	5.56	225,500	5.55
Exercisable at end of year	113,345	5.56	56,375	5.55	-	-
The weighted average remaining contractual life for the share options		4.06		5.00		5.90

(1)	The range of exercise prices for share options outstanding as of December 31, 2024, were USD 4.57- USD 6.62 Exercise is by net exercise method.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: - Share-Based Payment (Cont.)

d.	The following table lists the number of RSUs and changes in RSUs grants during the year:

	Number of RSUs
	2024	2023	2022

Outstanding at beginning of year	1,875	14,705	49,561
Granted	-	-	-
End of restriction period	(1,875)	(12,444)	(31,608)
Forfeited	-	(386)	(3,248)

Outstanding at end of year	-	1,875	14,705
The weighted average remaining contractual life for the restricted share units	-	0.25	0.96

e.	Measurement of the fair value of share options:

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan.

	2024	2023	2022
Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	29-38	26-38	23-40
Risk-free interest rate (%)	3.74-4.87	3.76-4.70	0.4-3.55
Contractual term of up to (years)	6.5	6.5	6.5
Weighted average share prices (NIS)	20.82-22.77	16.10-19.46	13.6-18.41
Expected average forfeiture rate (%)	8.5	8.5	8.5

Under the US Appendix:

	2024	2023	2022
Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	38-43	34-47	27-47
Risk-free interest rate (%)	3.04-6.11	3.76-5.03	0.91-3.54
Contractual term of up to (years)	6.5	6.5	6.5
Weighted average share prices (USD)	5.88-6.30	4.22-5.55	4.8-5.37
Expected average forfeiture rate (%)	8.5	5-8.5	1.9-8.5

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Taxes on Income

a.	Tax laws applicable to the Company

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Encouragement of Industry Law”), provides several tax benefits for “Industrial Companies.” Pursuant to the Encouragement of Industry Law, a company qualifies as an Industrial Company if it is a resident of Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns. An Industrial Enterprise is defined as an enterprise whose principal activity, in a given tax year, is industrial activity.

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, know-how and certain other intangible property rights (other than goodwill) used for development or promotion of the Industrial Enterprise in equal amounts over a period of eight years, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns, under certain conditions, with additional Israeli Industrial Companies under its control, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Taxes on Income (Cont.)

a.	Tax laws applicable to the Company (cont.)

Tax benefits under Amendment 60

On April 1, 2005, an amendment to the Investment Law was affected (“Amendment 60”). The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise).

In May 2012, the Company received a Tax Ruling from the Israeli Tax Authority that its activity is an industrial activity, and the Company will be eligible for the status of a Privileged Enterprise, provided that it meets the requirements under the ruling. Pursuant to the Tax Ruling, the Year of Election was 2009. The Company also subsequently elected 2012 as a Year of Election. Through December 31, 2023, the Company did not utilize the tax benefits under its Privileged Enterprise and those expired at the end of 2023.

In January 2015, the Company obtained a ruling from the ITA pursuant to which royalties-based income related to GLASSIA will be considered “Privileged Income” (within the meaning of the Investment Law), subject to meeting certain conditions detailed in the ruling.

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

The company believes that it satisfies the requirements of the Preferred Company status, pursuant to Amendment 68, and while it has not yet utilized the benefits under Amendment 68, it may do so in subsequent fiscal years.

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

The Company has finalized tax assessments through the end of tax year 2019.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Taxes on Income (Cont.)

d.	Taxation of the subsidiaries:

Kamada Inc and Kamada Plasma LLC (“US subsidiaries”) are incorporated in the United States and are subject to U.S. Federal and State tax laws and Franchise Tax. The two subsidiaries file a joint tax return.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. Among other things, the Act reduces the corporate tax rate to 21% from 35%.

On February 16, 2022, the Company incorporated KI Biopharma LLC, as a wholly owned subsidiary of Kamada Ltd. KI Biopharma LLC is a disregarded (tax transparent) entity for U.S. tax purposes.

e.	Carry forward losses for tax purposes and other temporary differences

As of December 31, 2024, the Company has carried forward losses and other temporary differences in the amount of $13,419 thousand. Final tax assessments for the years 2020 onwards could have an impact on the balance of carry forward tax losses.

As of December 31, 2024, the US subsidiaries had carried forward losses and other temporary differences in the amount of $356 thousand.

f.	Uncertain tax positions

The Company analyzed uncertainty involving income taxes on its financial statements and whether it has any potential impact on the financial statements. As of December 31, 2024, and 2023, the application of IFRIC 23 did not have a material effect on the financial statements.

g.	Deferred taxes:

As of December 31, 2024, the Company recorded deferred tax asset, net at an amount of $488 thousands representing utilization of previously unrecognized tax losses and other deductible temporary differences as the Company considered it probable that future taxable profits will be available against which they can be utilized. As a result, the Company recognized deferred tax income of $488 thousands of which $16 thousands was recognized in equity.

h.	Major components of deferred tax assets and deferred tax liabilities:

Year ended December 31
2024
U.S. Dollars in thousands

Deferred tax assets:

Carryforward tax losses	$2,281
Research and development expenses	2,511
Accrued expenses	481
Property plant and equipment and lease, net	689
Other	112
Total Deferred tax assets	$6,074

Deferred tax liability:

Intangible assets and goodwill	(5,567)
Other	(19)
Deferred tax liability	$(5,586)

Deferred tax assets, net	$488

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Taxes on Income (Cont.)

i.	Taxes on income

	Year ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands
Current taxes	$209	$145	$62
Deferred tax income	(1,337)	-	-
Taxes with respect of prior years	-	-	-

Taxes on income	$(1,128)	$145	$62

j.	Theoretical tax

2023-2022

The reconciliation between the statutory tax rate and the effective tax rate as recorded in profit or loss for the years ended December 31, 2023, and 2022 does not provide significant information, mainly because the Company did not recognize deferred taxes, and therefore is not presented.

2024

The table below represent the reconciliation between the statutory tax rate and the effective tax rate as recorded in profit or loss

Year ended December 31
2024
U.S. Dollars in thousands
Gain before taxes on income	$13,334
Statutory tax rate	23%
Tax (tax benefit) computed at the statutory tax rate	3,067

Increase (decrease) in taxes resulting from permanent differences - the tax effect:

Effect of creating deferred taxes at a rate different from the primary tax rate	177
Nondeductible expenses for tax purposes	2,095
Unrecognized temporary differences	158
Utilization of tax losses and benefits from prior years for which deferred taxes were not created	(4,955)
Effect of change on current and deferred tax assets	(1,490)
Difference between measurement basis of income/expenses for tax purposes and measurement basis of income/expenses for financial reporting purposes	(78)
Other	(102)

Tax benefit	$1,128

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Supplementary Information to the Statements of Profit and Loss

a.	Additional information about revenues

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands

Revenues from major customers each of whom amount to 10% or more, of total revenues
Customer A(1)	$49,958	$32,800	$16,195
Customer B(2)	16,882	16,129	14,205
Customer C(3)	12,234	9,230	12,255
	$79,074	$58,159	$42,655

(1)	Revenue is attributed to the Proprietary segment. Refer to Note 17 (c) for more information.

(2)	Revenue is attributed to the Proprietary segment. Refer to Note 17 (a) for more information.

(3)	Customer C for the year ended December 31, 2024, is different than Customer C for the years ended December 31, 2023, and 2022.

b.	Revenues based on the location of the customers, are as follows:

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands

U.S.A	$100,504	$73,741	$65,296
Israel	25,012	31,296	32,031
Latin America	18,606	12,928	11,293
Canada	9,457	11,162	10,555
Europe	4,936	7,088	5,277
Asia	2,376	6,147	4,581
Others	62	157	306
Total Revenue	$160,953	$142,519	$129,339

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Supplementary Information to the Statements of Profit and Loss (Cont.)

c.	Cost of goods sold

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands

Cost of materials	$46,673	$70,308	$53,666
Salary and related expenses	17,820	16,330	14,967
Subcontractors	6,302	6,354	4,673
Depreciation and amortization (1)	9,274	9,000	8,553
Energy	1,390	1,383	1,365
Other manufacturing expenses	1,812	1,235	1,785

Total Cost of goods sold before Inventory change	$83,271	$104,610	$85,009
Decrease (increase) in inventories	7,715	(17,581)	(2,373)
Total Cost of goods sold	$90,986	$87,029	$82,636

(1)	Including amortization of intangible assets in the amount of $5,376 for each of the years ended December 31, 2024, 2023 and 2022.

d.	Research and development

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands

Salary and related expenses	$5,621	$5,110	$5,608
Subcontractors	5,354	4,677	4,216
Materials and allocation of facility costs	2,693	2,971	2,538
Depreciation and amortization	648	586	574
Others	869	589	236

Total Research and development	$15,185	$13,933	$13,172

e.	Selling and marketing

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands
Salary and related expenses	$5,916	4,907	4,047
Packing, shipping and delivery	1,612	1,366	1,484
Marketing and advertising	3,830	2,634	3,676
Registration and marketing fees	3,705	4,362	3,463
Depreciation and amortization (1)	2,085	2,090	2,056
Others	1,280	834	558
Total Selling and marketing	$18,428	$16,193	$15,284

(1)	Including amortization of intangible assets in the amount of $1,807 for each of the years ended December 2024 and 2023, and 2022.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Supplementary Information to the Statements of Profit and Loss (Cont.)

f.	General and administrative

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands
Salary and related expenses	$5,811	$5,283	$4,455
Employees welfare	1,608	1,337	1,299
Professional fees and public company expenses	4,290	4,305	4,213
Depreciation, amortization and impairment	1,211	1,035	973
Information technology related expenses	1,772	1,201	905
Others	1,010	1,220	958
Total General and administrative	$15,702	$14,381	$12,803

g.	Financial (expense) income

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands

Financial income
Interest income from cash deposit	$2,118	$588	$91

Financial expense
Revaluation of long term liabilities	(8,081)	(980)	(6,266)
Fees and interest expense to financial institutions	(660)	(1,298)	(914)

Financial income and (expense)
Derivatives instruments measured at fair value	(139)	149	548
Translation differences of financial assets and liabilities	45	(94)	(250)
Total Financial (expense) income	$(6,717)	$(1,635)	$(6,791)

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 23: - Income (loss) Per Share

a.	Details of the number of shares and income (loss) used in the computation of income (loss) per share

	Year Ended December 31,
	2024		2023		2022
	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company
		U.S. Dollars in thousands		U.S. Dollars in thousands		U.S. Dollars in thousands
For the computation of basic income (loss)	57,487,248	14,462	48,830,479	8,284	44,815,248	$(2,321)
Effect of potential dilutive ordinary shares	329,903		4,845,035		41,328	-

For the computation of diluted income (loss)	57,817,151	14,462	53,675,514	8,284	44,856,576	$(2,321)

b.	The computation of the diluted income per share for the years ending December 31, 2024, 2023 and 2022 considered the options and RSUs due to their dilutive effect.

Note 24: - Operating Segments

a.	General

The operating segments are identified based on information that is reviewed by the chief operating decision makers (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Company is organized into operating segments based on the products and services of the business units and has two operating segments as follows:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics.

Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

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

The segment liabilities do not include loans and financial liabilities as these liabilities are managed on a Company basis. The Company’s CODM does not regularly review asset information by segments and, therefore, the Company does not report asset or liability information by segment.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 24: - Operating Segments (Cont.)

b.	Reporting on operating segments

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousands
Year Ended December 31, 2024
Revenues	$141,447	$19,506	$160,953
Cost of revenues (1)	73,708	17,278	90,986
Gross profit	$67,739	$2,228	$69,967
Unallocated corporate expenses			(49,916)
Finance income, net			(6,717)
Income before taxes on income			$13,334

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
Year Ended December 31, 2023
Revenues	$115,458	$27,061	$142,519
Cost of revenues (1)	63,342	23,687	87,029
Gross profit	$52,116	$3,374	$55,490
Unallocated corporate expenses			(45,426)
Finance income, net			(1,635)
Income before taxes on income			$8,429

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousand
Year Ended December 31, 2022
Revenues	$102,598	$26,741	$129,339
Cost of revenues (1)	58,229	24,407	82,636
Gross profit	$44,369	$2,334	$46,703
Unallocated corporate expenses			(42,171)
Finance expense, net			(6,791)
Income before taxes on income			$(2,259)

(1)	For amortization expenses included in costs of revenues from proprietary products see Note 22(c); for inventory impairment, included mainly in costs of revenues from proprietary products see Note 8.

Note 25: - Balances and Transactions with Related Parties

a.	Balances with related parties

	December 31, 2024	December 31, 2023
	U.S. Dollars in thousands
Trade payables	$125	$96
Other accounts payables	$95	$45

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 25: - Balances and Transactions with Related Parties (Cont.)

b.	Transactions with employed/directors that accounts as related parties

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands
Remuneration of directors not employed by the Company or on its behalf	$400	$548	$331

c.	Transactions with key executive personnel (including non-related parties)

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands
Salary and Related Expenses	$3,862	$3,771	$3,590
Share-based payment	438	728	547
Total	$4,300	$4,499	$4,137

d.	Transactions with related parties

	Year Ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands
Revenues	$-	$2,676	$5,298
Cost of Goods Sold	$29	$7	$19
General and administrative expenses	$159	$223	$214

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 25: - Balances and Transactions with Related Parties (Cont.)

e.	Terms of Transactions with Related Parties

Sales to related parties are conducted at market prices. Outstanding trade receivables due from related parties the end of the year bears no interest, and their settlement will be in cash. For the years ended December 31, 2024, 2023 and 2022, the Company recorded no allowance for doubtful accounts for trade receivable due from related parties.

1.	Tuteur SACIFIA (“Tuteur”), a company registered in Argentina, was formerly controlled by Mr. Ralf Hahn, the former Chairman of the Company’s Board of Directors, and its currently under the control of the Hahn family. Mr. Ralf Hahn’s son, Mr. Jonathan Hahn, currently the President and a director of Tuteur, served as a director of the Company from March 2010 until November 2023.

The Company has a long-standing distribution arrangement with Tuteur for distribution of GLASSIA and KAMRHO(D) in Argentina and several other South American countries. The original agreement was entered into in November 2001 and since was amended, restated several times, including being replaced by a new distribution agreement from May 2020, which was also amended several times since.

Tuteur was considered a related party until November 2023, and upon departure of Mr. Jonathan Hahn from the Company’s Board of Director it is no longer treated as such.

2.	FIMI, the leading private equity firm in Israel, beneficially owns approximately 38% of the Company’s outstanding ordinary shares and is a controlling shareholder of the Company, within the meaning of the Israeli Companies Law, 1999. Refer to Note 19 for further detail.

The following Israeli entities: E&M Computing Ltd., and SPIDER SOLUTIONS LTD, which are controlled by or affiliated with the FIMI Funds, are currently engaged by the Company for the provision of certain services relating to its continuous operations in non-material amounts and at market prices.

Note 26: - Events Subsequent to the Reporting Period

On March 5, 2025, the Company announced that its Board of Directors has declared a special cash dividend of $0.20 (approximately NIS 0.72) per share on the Company’s common stock (totaling approximately $11,501 thousands). The special cash dividend will be payable on April 7, 2025, to shareholders of record at the close of business on March 17, 2025.