Form 20-F
period 2025-12-31
KAMADA LTD
filed 2026-03-11
CIK 1567529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
P.O. Box 4081
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

As of December 31, 2025, the Registrant had 57,686,056 Ordinary Shares outstanding.

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

Forward-Looking Statements

In this Annual Report on Form 20-F (this “Annual Report”), unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we”, “us”, the “Company”, “our company”, “our”, and “Kamada” refer to Kamada Ltd., along with its consolidated subsidiaries.

This Annual Report contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management in light of the information currently available to it. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but without limitation, “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “target”, “likely”, “may”, “will”, “would”, or “could”, or other words, expressions or phrases of similar substance or the negative thereof. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

●	Our expectation that our strategy will drive profitable growth through four primary growth pillars; organic growth of our commercial portfolio; distribution of third-party pharmaceutical products in Israel and the Middle East and North Africa (MENA) region, including the launch of several biosimilar products in Israel; our plasma collection operations; and through merger and acquisition, business development, in-licensing and/or collaboration opportunities;

●	our current expectation to generate total revenues for the fiscal year 2026 in the range of $200 million to $205 million and adjusted EBITDA in the range of $50 million to $53 million. The midpoint of the projected 2026 revenue and adjusted EBITDA forecast represents a year-over-year increase of 13% in revenues and 23% in adjusted EBITDA (for details regarding the use of non-IFRS measures, see “Item 5. Operating and Financial Review and Prospects—Non-IFRS Financial Measures”);

●	our plan to maintain a dividend policy, and to pay a cash dividend in accordance with the policy on April 6, 2026, based on our announcement on March 11, 2026, of a cash dividend of $0.25 per share (approximately $14.4 million in the aggregate), with a record date (ex-dividend date) of March 23, 2026;

●	our belief that a significant portion of our revenues has been, and will continue to be, derived from sales of our Proprietary Products and that KEDRAB, GLASSIA and CYTOGAM will continue to be our three leading products in our existing Proprietary Products portfolio for the foreseeable future;

●	our expectation that based on current GLASSIA sales by Takeda and forecasted future growth, we will receive royalties from Takeda in the range of $10 million to $20 million per year for 2026 to 2040;

●	our expectation to continue manufacturing HEPAGAM B, VARIZIG and WINRHO SDF at Emergent BioSolutions Inc. (“Emergent”) in the foreseeable future, and our plan to transition the manufacturing of these products to our manufacturing facility in Beit Kama, Israel, which would require certain changes to manufacturing processes, potential amendments to the contract manufacturing agreement with Emergent, and the receipt of required regulatory approvals, and our anticipation that such transition will be completed within four to five years;

●	our intention to expand our Proprietary Products business, by leveraging our existing strong international distribution network to grow our commercial revenue in the existing markets in which we sell our products, as well as to expand to geographic markets in which these products are not currently sold;

●	our expectation to launch in Israel two biosimilar products in 2026 and to launch the remaining biosimilar products in Israel over the coming years, at a rate of 1-3 products per year, subject to the European Medicines Agency (“EMA”) and subsequently the Israeli Ministry of Health (“IMOH”) approvals, while continuing to explore opportunities to in-license additional biosimilar products and expand the portfolio and that sales generated by the launch of the biosimilar products portfolio will serve as a major growth and profitability catalyst for our Distribution segment, and our estimate that revenues from sales of our existing biosimilar products portfolio in Israel will increase to between approximately $15 million and $20 million within the next four to five years and will continue to grow thereafter, subject to the continued launch of the entire portfolio as scheduled;

●	our ability to procure adequate quantities of plasma and fraction IV from our suppliers, which are acceptable for use in our manufacturing processes;

●	our intention to invest in ramping up our U.S. plasma collection operations; our expectation that our plasma collection centers in Houston and San Antonio, Texas will become two of the largest hyper-immune plasma collection sites in the United States and will also collect normal source plasma for sale to third parties; our expectation that our plasma collection site in San Antonio, Texas will receive FDA approval during the first half of 2026; and our expectation that the ramping up of our plasma collection operations will allow us to better support our hyper-immune plasma needs and reduce our dependency on third-party suppliers, as well as generate revenues through sales of collected normal source plasma to other plasma-derived manufacturers;

●	our expectation that each of the Houston and San Antonio plasma collection centers, once fully operational, will contribute annual revenues of approximately $8 million to $10 million in sales of normal source plasma;

●	our intention to apply for EMA approval of both the Houston and San Antonio plasma collection centers to enable future sales of normal source plasma to potential European customers;

●	our expectations regarding the potential market opportunities for our products and product candidates;

●	our expectation that Kedrion Biopharma Inc. (“Kedrion”) will purchase from us annual minimum quantities of KEDRAB during fiscal years 2026 and 2027 pursuant to the fifth amendment to the supply and distribution agreement between the parties, through which, Kedrion committed to purchase minimum quantities of KEDRAB with an aggregate revenues to us of approximately $180.0 million during the first four-year period of the amendment (i.e., 2024 through 2027), of which at least $90.0 million are expected during the remaining two years of such four-year period (i.e., 2026 through 2027);

●	our belief that anti-rabies IgG products based on equine serum are inferior to products made from human plasma;

●	our belief that the administration of CYTOGAM together with available antivirals may provide additional protection in preventing cytomegalovirus (“CMV”) disease for certain high-risk transplant populations, such as lung transplant patients, that there is an under-utilization of CYTOGAM as CMV prophylaxis in high-risk patient profiles across all organs, that data generated from our clinical program, including investigator-initiated studies, and our belief that we may achieve increased utilization through collaborations with leading U.S.-based solid organ transplantation experts to generate and present new real-world data on the benefits of CYTOGAM, will support the ongoing use of CYTOGAM and identify potential innovative applications;

●	our belief that we will be able to register our Proprietary Products, including CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF, in additional ex-U.S. countries where they are not currently registered, and our belief that this would lead to additional sales worldwide;

●	our expectations regarding the potential actions or inactions of existing and potential competitors of our products, including our belief that there will be no new supplier of plasma-derived AAT products in the U.S. or European markets in the near future;

●	our expectations regarding the timing, progress, design, regulatory interactions, and potential outcomes of ongoing or planned clinical trials and other research activities;

●	our expectation that key U.S. physicians will publish new clinical data related to some of our products, and our belief that the educational symposiums that they conduct will have a positive impact on the understanding of our portfolio, thereby contributing to continued growth in demand;

●	our projection that changes in the product sales mix and geographic sales mix may have an effect on our sales and profitability;

●	our ability to identify growth opportunities for existing products and our ability to identify and develop new plasma-derived product candidates;

●	our belief that the market opportunity for AAT products for the treatment of Alpha-1 Antitrypsin Deficiency (“AATD”) will continue to grow;

●	our expectation that the AATD’s diagnosis and the number of patients treated for AATD will continue to increase going forward as awareness of AATD increases;

●	our plan to test our anti-tuberculosis IgG product in-vivo during 2026;

●	our ability to maintain compliance with government regulations and licenses;

●	our plan to advance our other early-stage development programs until completion of proof-of-concept, at which point we plan to evaluate continued internal development, partnering or out-licensing;

●	our intention to defend ourselves against the lawsuit filed against us by a third-party distributor with the tribunal of first instance in Geneva, as a result of the termination of the distribution agreement for distribution of our Proprietary Products in Russia and Ukraine, and our expectations concerning the timing and progress of such proceeding;

●	our belief that our current cash and cash equivalents and expected future cash to be generated by our operational activities will be sufficient to satisfy our liquidity requirements for at least the next 12 months;

●	our expectation that our capital expenditures will increase in the coming years mainly in connection with the establishment of the new filling line and to facilitate the transition of manufacturing of HEPAGAM B, VARIZIG and WINRHO SDF to our manufacturing facility in Beit Kama, Israel;

●	our expectations to pay, during the next 12 months, approximately $9.9 million on account of contingent consideration and assumed liabilities, under the asset purchase agreement entered into with Saol in November 2021;

●	our ability to obtain and maintain protection for the intellectual property, trade secrets and know-how relating to or incorporated into our technology and products;

●	our expectations regarding our ability to utilize Israeli tax incentives against future income; and

●	our expectations regarding taxation, including that we will not be classified as a passive foreign investment company for the taxable year ended December 31, 2025.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events and factors, some or all of which may not be predictable or within our control. Actual results may differ materially from expected results. See the sections “Item 3. Key Information — D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects,” as well as elsewhere in this Annual Report, for a more complete discussion of these risks, assumptions and uncertainties and for other risks, assumptions and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

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

The audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 included in this Annual Report have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”).

Unless otherwise noted, NIS amounts presented in this Annual Report are translated at the rate of $1.00 = NIS 3.19, the exchange rate published by the Bank of Israel as of December 31, 2025.

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

D. Risk Factors

Our business, liquidity, financial condition, and results of operations could be adversely affected, and even materially so, if any of the risks described below occur. As a result, the trading price of our securities could decline, and investors could lose all or part of their investment. This Annual Report including the consolidated financial statements contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated, as a result of certain factors, including the risks facing the Company as described below and elsewhere in the Annual Report. You should carefully consider the risks and uncertainties included herewith. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Material risks that may affect our business, operating results and financial condition include, but are not necessarily limited to, those relating to:

●	Our ability to maintain and expand sales of our commercial products portfolio in the United States and ex-U.S. markets is critical to our growth, profitability and financial stability.

●	Our business is currently highly concentrated on our three leading products, KEDRAB, GLASSIA and CYTOGAM. Additionally, a significant portion of our sales and financial results for the years ended December 31, 2025, 2024 and 2023 was driven by royalty income generated from sales of GLASSIA by Takeda. Any adverse market event affecting such products or revenue derived from such products could have a material adverse effect on our business and financial condition.

●	A significant portion of our net revenue has been and will continue to be driven from sales of our Proprietary Products, and in our largest geographic region, the United States. Any adverse market event with respect to some of our Proprietary Products or the United States would have a material adverse effect on our business.

●	Our long-term continued growth is dependent, in part, on our ability to continue to effectively utilize and continue to increase our manufacturing plant capacity and introduce new and more efficient production technologies.

●	Our long-term continued growth is dependent on our ability to engage in additional strategic transactions to acquire products or businesses, or engage in in-licensing transactions. Our inability to secure such transactions on cost-effective terms or our inability to realize the anticipated benefits from these transactions, may negatively affect our projected growth and operating results, dilute our shareholders’ ownership or cause us to incur debt or significant expense.

●	We have invested, and intend to continue to invest, in ramping up our U.S. plasma collection operations in order to reduce our dependency on third-party suppliers in terms of hyper-immune specialty plasma supply required for manufacturing of our Proprietary Products needs, as well as to generate sales from commercialization of collected normal source plasma, and our ability to successfully enhance this operation is important to support our future growth and profitability.

●	In our Proprietary Products segment, we rely on Kedrion for the sales of our KEDRAB product in the United States, and any disruption to our relationships with Kedrion would have an adverse effect on our future results of operations and profitability.

●	Sales of CYTOGAM, WINRHO SDF, HEPAGAM B and VARIZIG in the U.S. market are important in order to support future growth, future results of operations and profitability.

●	Continued availability of CYTOGAM, WINRHO SDF, VARIZIG and HEPAGAM B worldwide is dependent on our ability to maintain continuous plasma supply and maintain our relationship with third-party contract manufacturers and suppliers, and any disruption to such relationship could have an adverse effect on the availability of these products, as well as our future results of operations and profitability.

●	We rely in large part on third parties for the sale, distribution and delivery of our Proprietary Products, and any disruption to our relationships with these third-party distributors would have an adverse effect on our future results of operations and profitability.

●	Our Proprietary Products segment operates in a highly competitive market and could be negatively impacted by new competitors or the adoption of new methods of administration.

●	Manufacturing of new plasma-derived products in our manufacturing facility, or the manufacture of Proprietary Products by third parties, requires a lengthy and challenging development project and/or technology transfer project as well as regulatory approvals, all of which may not materialize.

●	We could become supply-constrained, and our financial performance could suffer, if we were unable to obtain adequate quantities of specialty plasma, plasma derivatives or specialty ancillary products that meet the regulatory requirements of the FDA, the EMA, Health Canada or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of source plasma or plasma derivatives were to rise significantly.

●	Our Distribution segment is dependent on key suppliers, and any disruption to our relationship with these suppliers, or their inability to supply us with the products we sell, in a timely manner, in adequate quantities and/or at a reasonable cost, would have a material adverse effect on our business, financial condition and results of operations.

●	In recent years we entered into agreements for future distribution in Israel of several biosimilar product candidates, and the successful future distribution of these products, which is important for the continued growth of the Distribution segment as a whole, is dependent upon several factors some of which are beyond our control.

●	Laws and regulations governing the conduct of international operations may negatively impact our development, manufacture, and sale of products outside of the United States and require us to develop and implement costly and time-consuming compliance programs.

●	If our manufacturing facility in Beit Kama, Israel were to suffer a serious accident, contamination, force majeure event (including, but not limited to, a war, terrorist attack, earthquake, major fire or explosion, etc.) materially affecting our ability to operate and produce saleable plasma-derived therapeutics, all of our manufacturing capacity could be shut down for an extended period.

●	While we have been profitable in recent years, we have incurred significant losses since our inception and we may incur losses in the future.

●	Our manufacturing operations require significant ongoing capital investments, upgrades and large scale projects, which may require us to incur debt or issue additional equity and may not deliver expected returns.

●	Our business could be adversely affected by political, economic and military instability in Israel and its region.

●	Our business and operations would suffer in the event of computer system failures, cyber-attacks on our systems or deficiency in our cyber security measures.

Risks Related to Our Business

Our ability to maintain and expand sales of our commercial products portfolio in the United States and ex-U.S. markets is critical to our growth, profitability and financial stability.

Our portfolio of products in our Proprietary Products segment (which we refer to as our Proprietary Products), comprising of KEDRAB, GLASSIA, CYTOGAM, WINRHO SDF, VARIZIG and HEPAGAM B, are currently distributed in the U.S. market, where we market and distribute some of these products directly based on our sales and marketing personnel, and in approximately 30 additional ex-U.S. international markets. Our future growth, profitability and financial stability depend on our ability to successfully maintain and expand our U.S.-based commercial and distribution infrastructure, as well as our ex-U.S. commercialization efforts. While we continuously seek to leverage our existing strong international distribution network to increase our commercial revenue in the existing markets in which we sell our products and to expand to geographic markets in which these products are not currently sold, we may not be successful in growing our sales in existing markets or developing additional markets for these products. Given continued market dynamics and competition in the markets we operate, as well as other operational, technical, regulatory, financial and compliance challenges, we may not be able to maintain or continue to expand our existing commercial operations, which may materially adversely affect our business and financial condition.

Our business is currently highly concentrated on the sales of our three leading products, KEDRAB, GLASSIA and CYTOGAM. Additionally, a significant portion of our sales and financial results for the years ended December 31, 2025, 2024, and 2023 was driven by royalty income generated from GLASSIA sales by Takeda. Any adverse market event affecting such products or revenue derived from such products could have a material adverse effect on our business and financial condition.

Our business currently relies on the sales of KEDRAB, our Human Rabies Immune Globulin (HRIG), GLASSIA, our intravenous AAT product, CYTOGAM, our Cytomegalovirus Immune Globulin Intravenous (Human) (“CMV-IGIV”), and royalty income from sales of GLASSIA by Takeda. Revenue generated by these products comprised approximately 30%, 11%, 9% and 9%, respectively (59% in total), of our total revenues for the year ended December 31, 2025. In the event that any of these products were to lose significant sales or were to be substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if these products were to become the subject of litigation and/or an adverse governmental action or ruling causing us to cease the manufacturing, export or sales of these products, our business and financial condition would be adversely affected.

We are entitled to royalty payments from Takeda on GLASSIA sales in the United States and Canada (as well as in Australia and New Zealand, to the extent GLASSIA will be approved and sales will be generated in these other markets) at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. For the years ended December 31, 2025, 2024, and 2023, we accounted for $15.8, $16.9, and $16.1 million, respectively, of sales-based royalty income from Takeda, and based on forecasted future growth, we project receiving royalties from Takeda in the range of $10 million to $20 million per year during 2026 to 2040. Any reduction in sales of GLASSIA by Takeda or reduction in the manufacturing and marketing of GLASSIA by Takeda for any reason (including due to the inability to adequately or sufficiently manufacture GLASSIA, regulatory limitations, difficulties in marketing, reduction in market size, or changes in corporate focus), would adversely impact our future expected royalty income from Takeda’s sales of GLASSIA, which would have an adverse effect on our revenues and profitability.

A significant portion of our net revenue has been and will continue to be driven from sales of our Proprietary Products, and in our largest geographic region, the United States. Any adverse market event with respect to our Proprietary Products or the United States would have a material adverse effect on our business.

A significant portion of our revenue has been, and will continue to be, derived from sales of our Proprietary Products, including those of KEDRAB, GLASSIA, CYTOGAM, WINRHO SDF, HEPAGAM B and VARIZIG, as well as royalty income from GLASSIA sales by Takeda. Revenue from our Proprietary Products comprised approximately 87%, 88% and 81% of our total revenues for the years ended December 31, 2025, 2024 and 2023, respectively. If any of our Proprietary Products were to lose significant sales or were to be substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if any of these Proprietary Products were to become the subject of litigation and/or an adverse governmental action or ruling causing us or third parties to cease the manufacturing, export or sales of these products, our business and financial condition would be adversely affected.

A significant portion of our sales and income are generated in the United States, comprising approximately 55%, 62% and 52% of our total revenues for the years ended December 31, 2025, 2024 and 2023, respectively. If our sales or income generated in the United States were significantly impacted by material changes to government or private payor reimbursement, other regulatory developments, competition or other factors, then our business and financial condition would be adversely affected.

Our long-term continued growth is dependent, in part, on our ability to continue to effectively utilize and continue to increase our manufacturing plant capacity.

Our manufacturing facility is currently utilized to manufacture several of our Proprietary Products, including KEDRAB/KAMRAB, GLASSIA and CYTOGAM, as well as our anti-snake venom products. In the future, we may expand the utilization of our manufacturing facility to include the manufacturing of WINRHO SDF, VARIZIG and HEPAGAM B, which would require certain changes to manufacturing processes, potential amendments to the contract manufacturing agreement with Emergent, and the receipt of required regulatory approvals. In addition, we may also consider utilizing our plant in the future for the manufacturing of products for other companies as a contract manufacturing organization (CMO). While we have the know-how and expertise to support the manufacturing of additional products at our facility, we may not be able to complete the required development process and/or technology transfers or obtain the required regulatory approvals in the expected timeline, or at all. Further, we may not be able to increase the manufacturing capacity at our facility, even if there is increased market demand for these products at a profitable market price in the markets in which we distribute our products or other markets. Our inability to effectively utilize and continue to increase our manufacturing plant capacity may limit our ability to continue to grow our business and result in a loss of commercial opportunities. Failure to adequately or timely adapt our manufacturing volume, or that of our CMOs, as needed, may lead to an inability to supply products, could cause substantial harm to our business reputation, result in breach of our sales agreements or the loss of future customers and orders, which may have an adverse effect on our business. In addition, the risk of not adequately managing plant utilization could result in inefficiencies, reduced profitability and operating losses. See also “—Manufacturing of new plasma-derived products in our manufacturing facility requires a lengthy and challenging development project and/or technology transfer project as well as regulatory approvals, all of which may not materialize.”

Our long-term continued growth is dependent on our ability to engage in additional strategic transactions for the acquisition of products or businesses, or engage in in-licensing transactions. Our inability to secure such transactions on cost-effective terms or our inability to realize the anticipated benefits from these transactions, may negatively affect our projected growth and operating results, dilute our shareholders’ ownership or cause us to incur debt or significant expense.

As part of our business development and growth strategy, we have in the past, and are actively, exploring potential strategic transactions to acquire products or businesses, or engage in in-licensing transactions, or enter into other strategic alliances or collaborations for both our Proprietary Products and Distribution segments. These opportunities may involve the acquisition or in-licensing of new products for commercialization (with or without manufacturing), as well as in-licensing agreements to manufacture plasma-derived or other products for other companies, which can provide additional revenue streams and leverage our biopharmaceuticals and plasma-derived manufacturing expertise. We may not identify additional suitable transactions, or complete such transactions in a timely manner, on a cost-effective basis, or at all. Moreover, we may devote resources to potential opportunities that are never completed, or we may incorrectly judge the value or worth of such opportunities. Even if we successfully execute a strategic transaction, we may not be able to realize the anticipated benefits of such transaction, may dilute our shareholders’ ownership, incur debt or assume unknown or contingent liabilities in connection therewith, and may experience losses related to our investments or dispositions. Integration of an acquired company or assets into our existing business or a transition of an asset to an acquirer or partner may not be successful and may disrupt ongoing operations, require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, and require management resources that would otherwise focus on developing our existing business. Even if we are able to achieve the long-term benefits of a strategic transaction, our expenses and short-term costs may increase materially and adversely affect our liquidity. Any of the foregoing could have a material effect on our business, results of operations and financial condition.

We have invested, and intend to continue to invest, in ramping up our U.S. plasma collection operations in order to reduce our dependency on third-party suppliers in terms of plasma supply needs as well as to generate sales from commercialization of collected normal source plasma, and our ability to successfully enhance this operation is important to support our future growth and profitability.

We currently have three plasma collection centers in the United States. We acquired our first FDA-licensed plasma collection center in Beaumont, Texas in March 2021, which specializes in the collection of hyper-immune plasma to be used in the manufacture of WINRHO SDF, KAMRAB and KEDRAB. In 2024, we opened our second plasma collection center in Houston, Texas, which received FDA approval in 2025. In addition, in 2025, after completing construction and obtaining the required site registration, we commenced operations at our third plasma collection site in San Antonio, Texas, for which an FDA site audit was completed in February 2026 and we expect to receive FDA approval during the first half of 2026. We intend to seek a subsequent inspection and approval by the EMA of both our Houston and San Antonio sites. Both centers are expected to become two of the largest hyper-immune plasma collection sites in the United States and will also collect normal source plasma for sale to third parties. We may, in the future, leverage our experience with plasma collection to establish additional plasma collection centers in the United States; however, the success of these operations depends on factors beyond our control, including but not limited to the availability and eligibility of donors, regulatory requirements, macroeconomic conditions and competitive dynamics in the plasma collection industry.

We believe that the ramping up of our plasma collection operations will allow us to better support our hyperimmune plasma needs and reduce our dependency on third-party suppliers, as well as generate revenues through sales of collected normal source plasma. However, given our limited prior experience in managing plasma collection operations and the complexities in negotiating third-party agreements, as well as the overall conditions of the plasma collection industry, we may not be able to fully realize our investment or maximize the anticipated benefits of such activities.

Our ability to collect sufficient quantities of plasma may be adversely affected by reductions in the donor pool resulting from public health developments, changes in donor eligibility criteria, regulatory actions, immigration policies or enforcement, or shifts in macroeconomic conditions that reduce the financial incentive for individuals to donate plasma or impair our ability to staff plasma collection centers. Further, even if we are able to collect sufficient quantities of plasma, the cost of plasma may increase significantly due to increased competition for donors, industry consolidation or vertical integration among plasma-derived product manufacturers, changes in regulatory requirements, or supply disruptions. In addition, we may not be able to adequately collect sufficient quantities of specialty plasma through our plasma collection operations to support our specialty plasma sourcing needs, including due to a lack of appropriate or sufficient donors, which would result in continued dependency on third-party suppliers and expose us to supply constraints or unfavorable pricing. Even if we are successful in the collection of sufficient quantities of such plasma, there can be no assurance that we will be able to reduce the cost of plasma through our collection operations, as compared to costs associated with procuring plasma from third parties. In addition, there can be no assurance that we will be able to collect adequate quantities of normal source plasma, successfully commercialize such plasma, secure supply agreements with customers at adequate prices, or that there will be sufficient or sustained demand for normal source plasma. Any failure to achieve the anticipated operational, cost or revenue benefits from our plasma collection strategy could materially adversely affect our business, financial condition and results of operations. See also “—We could become supply-constrained, and our financial performance could suffer, if we were unable to obtain adequate quantities of source plasma, plasma derivatives or specialty ancillary products that meet the regulatory requirements of the FDA, the EMA, Health Canada or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of source plasma or plasma derivatives were to rise significantly”; and “—Our long-term continued growth is dependent on our ability to engage in additional strategic transactions to acquire assets, businesses, products or technologies or engage in in-license or out-license transactions of products or technologies or form collaborations. Our inability to secure such transactions on cost-effective terms or our inability to realize the anticipated benefits from these transactions, may negatively affect our projected growth and operating results, dilute our shareholders’ ownership or cause us to incur debt or significant expense.”

Risks Related to Our Proprietary Products Segment

In our Proprietary Products segment, we rely on Kedrion for the sales of our KEDRAB product in the United States, and any disruption to our relationships with Kedrion would have an adverse effect on our future results of operations and profitability.

Pursuant to the strategic distribution and supply agreement with Kedrion for the marketing of KEDRAB in the United States, Kedrion is the sole distributor of KEDRAB in the United States. Sales to Kedrion accounted for approximately 30%, 31% and 23% of our total revenues in the years ended December 31, 2025, 2024 and 2023, respectively. We are dependent on Kedrion for its marketing and sales of KEDRAB in the United States. Under the strategic distribution and supply agreement, as amended in January 2025, which superseded and memorialized the terms of a binding memorandum of understanding with Kedrion for the amendment and extension of the distribution agreement between the parties, entered into in December 2023, Kedrion committed to purchasing minimum quantities of KEDRAB during the first four years (i.e., 2024 through 2027) of the eight-year term, that began in January 2024, generating projected minimum aggregate revenues for us of approximately $180.0 million over such four-year period, of which a minimum of approximately $90.0 million is to be acquired during the remaining two years of such four-year period (i.e., 2026 through 2027). According to the distribution agreement, Kedrion shall have the right to extend the agreement by written notice no later than December 31, 2030, for an additional two years, until December 31, 2033.

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

If we do not maintain the distribution relationship with Kedrion, we would be required to assume the sales and marketing activities of KEDRAB, or we would need to engage a replacement distributor for the product in the United States. Further, if we fail to maintain the plasma supply agreement with Kedplasma we would need to meet such plasma supply quantities from our own plasma centers and/or find a replacement supplier of the hyper-immune plasma, which is used to manufacture KEDRAB/KAMRAB. Establishing a relationship with a new distributor or supplier or fully internalizing those activities could lead to a decrease in KEDRAB/KAMRAB sales and a deterioration in our market share. Any of the foregoing developments could have an adverse effect on our sales, margins and profitability.

Sales of CYTOGAM, WINRHO SDF, HEPAGAM B and VARIZIG in the U.S. market are important in order to support future growth, future results of operations and profitability.

Sales of CYTOGAM, VARIZIG, HEPAGAM B and WINRHO SDF in the U.S. market represented approximately 19%, 24% and 21% of our Proprietary Product segment sales for the years ended December 31, 2025, 2024 and 2023, respectively. To facilitate the sale and distribution of these products in the U.S. market, the Company established commercial operations in the United States at the beginning of 2022, which included contracting with a third-party logistics (3PL) provider, contracting with pharmaceutical wholesalers and regional distributors, hiring sales, medical, trade and market access professionals, establishing relationships with key opinion leaders (“KOLs”), supporting health care professionals in conducting investigator-initiated trials and publishing new data in support of the Company’s portfolio of products, mainly CYTOGAM. Given the continued challenges in directly managing U.S. commercial and medical operations and the operational, technical, regulatory and compliance challenges in maintaining such activity, as well as the significant costs involved in such operations, we may not be able to continue to realize the anticipated benefits of such activities, and may not be able to adequately maintain or expand market demand and continued product sales, which may result in a significant reduction in sales, increased operating costs and reduced profitability and may adversely impact our future growth. See “— Our ability to maintain and expand sales of our commercial products portfolio in the U.S. and ex-U.S. markets is critical to our profitability and financial stability.” See also – “Item 4B. Information on the Company — Business Overview — Proprietary Products Segment.”

Continued availability of CYTOGAM, WINRHO SDF, VARIZIG and HEPAGAM B worldwide is dependent on our ability to maintain continuous plasma supply and maintain our relationship with third-party contract manufacturers and suppliers, and any disruption to such relationship could have an adverse effect on the availability of these products, as well as our future results of operations and profitability.

CYTOGAM is manufactured at our facility in Beit Kama, Israel since 2023. To manufacture CYTOGAM, we engaged Prothya Biosolutions Belgium (“Prothya”) as a third-party contract manufacturer to perform certain manufacturing activities required for the manufacturing of the product. In addition, CMV hyper-immune plasma for the manufacturing of CYTOGAM is supplied by CSL Behring Ltd. (“CSL Behring”) through a dedicated plasma supply agreement. We have limited control and supervision over the operational processes of these organizations, which could affect our ability to maintain quality standards and could lead to business or legal disputes with these organizations. If we fail to maintain our relationship with these entities, or if these entities fail to operate in compliance with regulatory and compliance requirements, we could face supply shortages, which could adversely impact our ability to manufacture and supply CYTOGAM and could incur increased costs in finding replacement vendors. Delays in establishing a relationship with new vendors could lead to a decrease in CYTOGAM sales and a deterioration in our market position. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

WINRHO SDF, VARIZIG and HEPAGAM B are currently manufactured by Emergent under a contract manufacturing agreement, which was assigned to us by Saol upon the consummation of the acquisition. We are currently partially dependent on Emergent to secure the supply of adequate quantities of plasma needed to timely manufacture these products and we rely on their manufacturing, quality and regulatory systems to ensure that the manufacturing process complies with current Good Manufacturing Practice (“cGMP”) standards and any other regulatory requirements, and that each product manufactured meets its specifications and is appropriately released for human consumption.

If we are unable to maintain our relationship with Emergent, if Emergent fails to operate in compliance with cGMP and other regulatory requirements, or if we do not extend our agreement with Emergent beyond its current expiration in September 2027 and lack sufficient product inventory to bridge the gap until manufacturing begins at our facility or at a replacement manufacturer’s facility, we could face supply shortages and may not be able to supply these products. In addition, such failure may result in increased costs and delays in transferring the manufacturing of the products to our plant in Beit Kama, Israel, or in finding a replacement manufacturer for these products and we might be required to identify a replacement supplier of the plasma which is used to produce these products. Delays in internalizing the production or establishing a relationship with a new manufacturer could lead to a decrease in these products’ sales and a deterioration in our market share. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability. See also “—Manufacturing of new plasma-derived products in our manufacturing facility requires a lengthy and challenging development project and/or technology transfer project as well as regulatory approvals, all of which may not materialize.”

Certain of our sales in our Proprietary Products segment rely on our ability to win tender bids based on the price and availability of our products in public tender processes.

Certain of our sales in our Proprietary Products segment rely on our ability to win tender bids in certain markets, including those of the World Health Organization (“WHO”) and other similar health organizations. Our ability to win bids may be materially adversely affected by competitive conditions in such bid processes. Our existing and new competitors may have significantly greater financial resources, broader product availability, and a more diverse commercial infrastructure, which may better position them to win more tenders and adversely affect our ability to win tenders, and which in turn would reduce our total revenues or decrease our profit margins.

We rely in large part on third parties for the sale, distribution and delivery of our Proprietary Products, and any disruption to our relationships with these third-party distributors would have an adverse effect on our future results of operations and profitability.

We engage third party distributors to distribute and sell our Proprietary Products in ex-U.S. markets (other than the Israeli market). Sales through such distributors accounted for approximately 28%, 22% and 26% of our total revenues in the years ended December 31, 2025, 2024 and 2023, respectively, and we expect such sales to increase in 2026 and beyond. We are dependent on these third parties for successful marketing, distribution and sales of our Proprietary Products in these markets. If such third parties were to breach, terminate or otherwise fail to perform under our agreements with them, our ability to effectively distribute our Proprietary Products would be impaired and our business could be adversely affected. Moreover, circumstances outside of our control, such as a general economic decline, market saturation or increased competition, may influence the successful renegotiation of our contracts or the securing of favorable terms.

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

In the U.S. market we utilize a 3PL provider in connection with the distribution of CYTOGAM, VARIZIG, HEPAGAM B and WINRHO SDF, which provides complete order to cash services. If such 3PL provider were to breach, terminate or otherwise fail to adequately perform under our agreement with it, including inadequate inventory management, transportation delays and incorrect temperature control during storage and handling, fails to issue invoices correctly or on a timely basis and/or fails to collect payments due to us from our U.S. customers, our ability to effectively distribute such products would be impaired, which could negatively impact our business operations and financial performance.

Disputes with distributors have arisen in the past and disputes may arise in the future, which could cause the delay or termination of the manufacturing, supply or commercialization of our product, or could result in costly litigation or arbitration that diverts management’s attention and resources. For example, in May 2022, we terminated a distribution agreement with a third-party engaged to distribute our Proprietary Products in Russia and Ukraine (the “Distributor”) and a power of attorney granted in connection with such distribution agreement to an affiliate of the Distributor (the “Affiliate”). On June 13, 2023, the Affiliate filed its Statement of Claim with the tribunal of first instance in Geneva, seeking alleged damages in the total amount of $6.7 million. We filed a motion with the tribunal of first instance in Geneva challenging its jurisdiction over the Affiliate’s claims, submitting that such claims should have been brought before an arbitral tribunal, as contractually agreed between the parties. On April 22, 2025, the tribunal of first instance in Geneva dismissed the Distributor’s action and declared it inadmissible due to a lack of jurisdiction in Switzerland. On May 27, 2025, the Distributor challenged the decision rendered by the tribunal of first instance, claiming that the tribunal of first instance wrongly declined jurisdiction. The allegations raised by the Distributor in the appeal are largely reiterations of what it argued in front of the tribunal of first instance. The Company submitted its response to the appeal in September 2025. In October and November 2025, two further briefs (one from each party) were exchanged. The Court of Appeals will now decide on the appeal; a ruling on the appeal is expected later in 2026. At this time, it is not possible to assess the prospects of the claim against us and any potential liabilities and impact on our business. See “Item 4B. Information on the Company — Business Overview — Legal Proceedings.”

Our Proprietary Products segment operates in a highly competitive market and could be negatively impacted by new competitors or the adoption of new methods of administration.

Our Proprietary Products compete with products distributed by well-established biopharmaceutical companies, including several large competitors in the plasma industry. These large competitors include CSL Behring, Takeda, and Grifols S.A. (“Grifols”), which acquired a previous competitor, Talecris Biotherapeutics, Inc. (“Talecris”) in 2011, Octapharma, Kedrion (other than for KEDRAB), Biotest AG and ADMA Biologics Inc. (“ADMA”). We compete against these companies for, among other things, licenses, expertise, and third-party strategic partners. We also compete with these companies for market share for certain products in the Proprietary Products segment. Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. These competitors may also be able to sustain longer periods of substantial reduction in the price of their products or services. These competitors also have an additional advantage regarding the availability of raw materials, as they own or control large networks of plasma collection centers and/or plasma fractionation facilities.

In addition, our plasma-derived protein therapeutics face, or may face in the future, competition from existing or newly developed non-plasma products and other courses of treatments. New treatments, such as antivirals, gene therapies, small molecules, correctors, monoclonal or recombinant products, may also be developed for indications for which our products are now used, as well as courses of treatment such as subcutaneous treatment.

Our hyper-immune IgG products in the Proprietary Products segment face competition from several competing plasma derived products and non-plasma derived pharmaceuticals, mainly anti-viral. See “Item 4B “Information on the Company — Business Overview— Competition — Proprietary Products Segment.”

In the AAT market, our two main competitors are Grifols and CSL Behring. For details regarding their competing products, see “Item 4B “Information on the Company — Business Overview— Competition — Proprietary Products Segment.” In addition, each of Grifols and CSL Behring owns more than 300 operating plasma collection centers located across the United States.

Furthermore, several of our competitors are conducting preclinical and clinical trials for the development of gene therapies, recombinant AAT, small molecule treatments or correctors for AATD, which, if successfully developed and launched, could adversely affect our revenue and the growth of GLASSIA sales or GLASSIA-related royalties. For example, in January 2024, Inhibrx and Sanofi announced that they had entered into a definitive agreement under which Aventis Inc., a subsidiary of Sanofi, would acquire all assets and liabilities associated with INBRX-101, which was in a registrational trial for the treatment of patients with AATD. On May 30, 2024, Sanofi completed the acquisition, and INBRX-101 was subsequently added to Sanofi’s rare disease pipeline under the program identifier SAR447537 (also referred to by Sanofi as efdoralprin alfa). In October 2025, Sanofi announced positive Phase 2 results from the ElevAATe study in AATD emphysema, reporting that efdoralprin alfa met all primary and key secondary endpoints and demonstrated superiority to a standard plasma-derived augmentation therapy in a head-to-head comparison, with three- to four-week dosing regimens. Sanofi also initiated an open-label extension for long-term follow-up. These developments may intensify competition in AATD. If Sanofi successfully completes late-stage development, secures regulatory approvals, and launches efdoralprin alfa, such a recombinant therapy could reduce demand for plasma-derived AAT products, shift prescriber and payor preferences, and increase pricing pressure on GLASSIA. The impact could be material, depending on the product’s ultimate efficacy, safety, dosing convenience, pricing, reimbursement, as well as the timing of any regulatory clearances in the geographies where we market plasma-derived AAT.

Similarly, if a new AAT formulation or a new route of administration with significantly improved characteristics is adopted (including, for example, self-administering by way of subcutaneous route of administration), the market share of our current AAT product, GLASSIA, could be negatively impacted.

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

The manufacturing processes for our products are governed by detailed written procedures and regulations that are set forth in cGMP requirements for blood products, including plasma and plasma derivative products. Failure to adhere to established procedures or regulations, or to meet a specification set forth in cGMP requirements, could require that a product or material be rejected and destroyed. There are relatively few opportunities for us or contract manufacturers to rework, reprocess or salvage nonconforming materials or products. Any failure in cGMP inspection will affect marketing in other territories, including the United States and Israel.

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

The manufacturing of newly marketed or investigational plasma-derived products in our plant, or the manufacture of Proprietary Products by third parties, requires a lengthy and challenging development project and/or technology transfer project, which involves the transfer of the know-how and capabilities to manufacture the new product. Such projects are usually complex and involve investment of significant time (approximately four to five years) and resources. There is no assurance that such development and/or technology transfer projects will be successful and will allow us to manufacture the new product according to its required specifications.

Such development and/or technology transfer projects require regulatory approval by the FDA and/or EMA and/or Health Canada or other relevant regulatory agencies. Obtaining such regulatory approval may require activities such as the manufacturing of comparable batches and/or performing comparability non-clinical and/or clinical studies between the product manufactured by its existing manufacturer and the product manufactured at our manufacturing facility. There is no assurance that we will be able to provide supporting comparability results that meet all regulatory requirements needed to obtain the regulatory approval required to be able to commence commercial manufacturing of new plasma-derived products in our manufacturing plant. For example, the transfer of the manufacture of WINRHO SDF, VARIZIG or HEPAGAM B to our manufacturing facility, would require certain changes to manufacturing processes, potential amendments to the contract manufacturing agreement with Emergent, and the receipt of required regulatory approvals.

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

We could become supply-constrained, and our financial performance could suffer, if we were unable to obtain adequate quantities of specialty plasma, plasma derivatives or specialty ancillary products that meet the regulatory requirements of the FDA, the EMA, Health Canada or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements or if prices of source plasma or plasma derivatives were to rise significantly.

While we own and operate our own plasma collection centers in the United States, our Proprietary Products continue to depend, to a large degree, on our access to U.S., hyper-immune plasma or plasma derivatives, such as fraction IV. Despite expanding and further establishing our U.S. plasma collection operations in order to reduce our dependency on third-party suppliers in terms of plasma supply needs, we currently purchase plasma from third-party licensed suppliers, some of which are also responsible for the plasma fractionation process, pursuant to multiple purchase agreements. We have entered into (and in connection with our acquired four FDA approved products, we assumed) a number of plasma supply agreements with various third parties in the United States. These agreements contain various termination provisions, including upon a material breach of either party, force majeure and, with respect to supply agreements with strategic partners, the failure or delay on the part of either party to obtain the applicable regulatory approvals or the termination of the principal strategic relationship. If we are unable to obtain required quantities of source plasma or fraction IV plasma that meet the regulatory requirements of the FDA, the EMA, Health Canada or the regulatory authorities in Israel from these providers, we may be unable to find an alternative cost-effective source.

In order for plasma and fraction IV plasma to be used in the manufacturing of our plasma-derived protein therapeutics, the individual centers at which the plasma is collected must be registered with and meet the regulatory requirements of the relevant regulatory authorities, such as the FDA, the EMA, Health Canada or the regulatory authorities in Israel. When a new plasma collection center is opened, and on an ongoing basis after its registration, it must be inspected by the applicable regulatory authority for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being established or lead to the suspension or revocation of an existing registration. If relevant regulatory authorities determine that a plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which may impact our ability to timely meet our manufacturing and supply obligations. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted, such as through product destruction or rework. Consequently, we could experience significant inventory impairment provisions and write-offs, which could adversely affect our business and financial results.

In addition, the plasma supplier’s fractionation process must also meet standards of the FDA, the EMA, Health Canada or the regulatory authorities in Israel. If a plasma supplier is unable to meet such standards, we will not be able to use the plasma derivatives provided by such supplier, which may impact our ability to timely meet our manufacturing and supply obligations.

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

To the extent that we were unable to obtain required quantities of specialty plasma or plasma derivatives that meet the regulatory standards of the FDA, the EMA, Health Canada or the regulatory authorities in Israel, we could be limited in our ability to maintain or increase current manufacturing levels of our plasma derived commercial products and product candidates. As a result, we could experience a substantial decrease in total revenues or profit margins, a potential breach of distribution agreements, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production and strategic growth plans.

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

We also continue to be dependent on a number of suppliers who supply specialty ancillary products used in the production process, such as specific gels and filters. Each of these specialty ancillary products is provided by a single, exclusive supplier. If these suppliers were unable to provide us with these specialty ancillary products, if our relationships with these suppliers deteriorate, if these suppliers fail to meet our vendors qualification processes, or if these suppliers’ operations are negatively affected by regulatory enforcement due to noncompliance, the manufacture and distribution of our products would be materially adversely affected, which would adversely affect our sales and results of operations. See “—If we experience equipment difficulties or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired, and our product sales could suffer.”

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

We currently have three plasma collection centers in the United States. In March 2021, we acquired our first FDA-licensed plasma collection center in Beaumont, Texas, which specializes in the collection of hyper-immune plasma to be used in the manufacture of WINRHO SDF, KAMRAB and KEDRAB. In 2024, we opened our second plasma collection center in Houston, Texas, which received FDA approval in August 2025. In March 2025, we opened our third plasma collection site in San Antonio, Texas, for which an FDA site audit was completed in February 2026 and we expect to receive FDA approval during the first half of 2026. We intend to seek a subsequent inspection and approval by the EMA of both our Houston and San Antonio sites. In the future we may leverage our experience with plasma collection to establish additional plasma collection centers in the United States, with the intention of collecting normal source plasma to be sold for manufacturing by third parties, as well as hyper-immune specialty plasma required for manufacturing of our Proprietary Products.

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

Our strategy to expand the sale of normal source plasma to third-party manufacturers of plasma-derived medicinal products exposes us to risks related to customer concentration, pricing volatility, and significant regulatory and product liability.

As part of our growth strategy, we are expanding our plasma collection operations in the United States to support the sale of normal source plasma to third-party plasma-derived medicinal products manufacturers. This activity is subject to various risks that could materially and adversely affect our ability to implement this strategy and our business, financial condition, and results of operations:

The global plasma-derived medicinal products industry is highly consolidated and dominated by a few large companies, such as CSL Behring, Grifols, and Takeda. We may become dependent on a small number of these companies for a significant portion of our third-party plasma sales. The loss of one of these customers, a significant reduction in their purchase volumes, or their decision to increase their own internal collection capacity (vertical integration) could result in a substantial decrease in our revenues. Additionally, normal source plasma is often traded as a commodity, and its market price is subject to significant fluctuations based on global supply and demand, changes in clinical trial results for alternative recombinant or gene therapies and shifts in the standard of care for immunology and hematology. If market prices for plasma fall below our collection and overhead costs, our margins will be compressed.

If we are unable to successfully manage these risks, our strategy to expand the sale of normal source plasma to third-party manufacturers may not yield the anticipated financial returns and could affect our overall profitability.

The biological properties of plasma and plasma derivatives are variable, which may impact our ability to consistently manufacture our products in accordance with approved specifications.

While our manufacturing processes were developed to meet certain product specifications, variations in the biological properties of plasma or plasma derivatives, as well as inherent complexities in the manufacturing processes, may result in out-of-specification results during the manufacturing of our products. While we expect certain work-in-process inventory scrap in the ordinary course of business due to the complex nature of plasma and plasma derivatives, our processes, and our plasma-derived protein therapeutics, unanticipated events may lead to write-offs and other costs in amounts that are materially higher than our expectations. Additionally, we may not be able to fulfill orders on a timely basis, the total capacity of product that we are able to market could decline, and our cost of goods sold could increase, thus reducing our profitability. We have, in the past, experienced situations that have caused us to write off the value of our products. Such write-offs and other costs could materially adversely affect our operating results.

The biological properties of plasma and plasma derivatives are variable, which may adversely impact our levels of product yield from our plasma or plasma derivative supply.

Due to the nature of plasma, there will be variations in the biological properties of the plasma or plasma derivatives we purchase that may result in fluctuations in the obtainable yield of desired fractions, even if cGMP is followed. Lower yields may limit production of our plasma-derived protein therapeutics because of capacity constraints. If these batches of plasma with lower yields impact production for extended periods, we may not be able to fulfill orders on a timely basis and the total capacity of product that we are able to market could decline and our cost of goods sold could increase, thus reducing our profitability.

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

Any new product must undergo lengthy and rigorous testing and other extensive, costly, and time-consuming procedures mandated by the FDA and similar authorities in other jurisdictions, including the EMA and the regulatory authorities in Israel. Our facilities and those of our contract manufacturers must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of the FDA or similar authorities in other jurisdictions, including a failed inspection or a failure in our reporting system for adverse effects of our products experienced by the users of our products, or any other non-compliance, could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, import or export restrictions, refusal or delay of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Furthermore, we may experience delays or additional costs in obtaining new approvals or licenses, or extensions of existing approvals and licenses, from a regulatory authority due to reasons that are beyond our control, such as changes in regulations or a shutdown of the U.S. federal government, including the FDA, or similar governing bodies or authorities in other jurisdictions.

In addition, while we have established three plasma collection centers in the United States, we continue to rely on Kedrion, CSL Behring, Emergent, Takeda and additional plasma suppliers, for plasma collection or sourcing required for the manufacturing of KEDRAB, CYTOGAM, GLASSIA, WINRHO SDF, VARIZIG and HEPAGAM B, and in the case of Kedrion and Takeda, for the distribution of these products in the United States (and in the case of Takeda, commencing in 2024, also in Canada and potentially in Australia and New Zealand). In performing such services for us, these plasma suppliers are required to comply with certain regulatory requirements. Any failure by these plasma suppliers to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements, could adversely affect us. Any of these actions could cause direct liabilities, a loss in our ability to market each of KEDRAB, GLASSIA, CYTOGAM, WINRHO SDF, VARIZIG and HEPAGAM B, and/or other Proprietary Products, or a loss of customer confidence in us or in our Proprietary Products, which could materially adversely affect our sales, future revenues, reputation, and results of operations.

Similarly, we rely on other third-party vendors and sub-distributors, for example, in the testing, handling, and distribution of our products. Our contractual audit and oversight rights may be limited or difficult to enforce in practice. If such third-party vendors or sub-distributors engage in non-compliant activities, fail to meet quality or cold chain standards, do not timely fulfill adverse event or complaint reporting obligations, or otherwise incur enforcement action from regulatory authorities due to noncompliance, this could negatively affect product sales, our reputation, and results of operations.

In addition, we rely on other distributors of our other Proprietary Products, or our sub-distributors distributing other manufacturers’ products in the MENA region, for purposes of our distribution-related regulatory compliance for the products they distribute in the territories in which they operate. Any failure by such distributors or sub-distributors to properly advise us regarding, or properly perform tasks related to, regulatory compliance requirements could adversely affect our sales, future revenues, compliance with agreements with Distribution products’ manufacturers, our reputation, and results of operations.

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

In addition, we rely on Takeda, as the U.S. BLA holder, to share with us any relevant information with respect to changes in the manufacturing of GLASSIA or its usage which may be applicable in order to update the products registration file in certain ex-U.S. markets in which it is currently registered and/or distributed or may be registered and/or distributed in the future.

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

Sales of products supplied by Biotest AG, Kedrion, Chiesi Farmaceutici S.p.A, Bio Products Laboratories (“BPL”) Valneva SE and Mabxience, which are sold in our Distribution segment, together represented approximately 9%, 8%, and 18% of our total revenues for the years ended December 31, 2025, 2024 and 2023, respectively. While we have distribution agreements with each of our suppliers, these agreements do not obligate these suppliers to provide us with minimum amounts of our Distribution segment products. Purchases of our Distribution segment products from our suppliers are typically on a purchase order basis. We work closely with our suppliers to develop annual forecasts, but these forecasts are not obligations or commitments. However, if we fail to submit purchase orders that meet our annual forecasts or if we fail to meet our minimum purchase obligations, we could lose exclusivity or, in certain cases, the distribution agreement could be terminated.

These suppliers may experience capacity constraints that result in their being unable to supply us with products in a timely manner, in adequate quantities and/or at a reasonable cost. Contributing factors to supplier capacity constraints may include, among other things, industry or customer demands in excess of machine capacity, labor shortages, changes in raw material flows or shortages in raw materials, which may result from different market conditions including, but not limited to, shortages resulting from increased global demand for these raw materials due to global healthcare issues, epidemics and pandemics. These suppliers may also choose not to supply us with products at their discretion or raise prices to a level that would render our products noncompetitive. Any significant interruption in the supply of these products could result in us being unable to meet the demands of our customers, which would have a material adverse effect on our business, financial condition and results of operations as a result of being required to pay fines or penalties, be subject to claims of breach of contract, loss of reputation or even termination of agreement.

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

The Israeli market for drug products includes a relatively small number of HMOs and several hospitals. Sales to Clalit Health Services, Israel’s largest HMO, accounted for approximately 50%, 48% and 34% of our Distribution segment revenues in the years ended December 31, 2025, 2024 and 2023, respectively.

If our relationship with any of our Israeli customers deteriorated, our distribution sales could be adversely affected. Failure to maintain our existing relationships with these customers could lead to a decrease in our revenues and profitability.

Before we may sell products in the Distribution segment, we must register the products with the IMOH or any other local health ministry and there can be no assurance that such registration will be obtained.

Before we may sell products in the Distribution segment in Israel or other territories, mainly in the MENA region, we must register the products, at our own expense, with the IMOH. We cannot predict how long the IMOH registration process may take or whether any such registration will ultimately be obtained. The IMOH has substantial discretion in the registration process, and we can provide no assurance of successful registration. In the MENA region, such process may be conducted by our sub-distributor in the relevant country. Our business, financial condition, or results of operations could be materially adversely affected if we, or our sub-distributor, fail to receive registration for the products in the Distribution segment from the applicable regulatory authority.

Our Distribution segment has historically been, and may continue to be, a low-margin business, and our profit margins may be sensitive to various factors, some of which are outside our control.

Our Distribution segment has been, and may continue to be, characterized by high volume sales with relatively low profit margins. Volatility in our pricing may have a direct impact on our profitability. Prolonged periods of product cost inflation may have a negative impact on our profit margins and results of operations to the extent we are unable to pass on all or a portion of such product cost increases to our customers. In addition, if our product mix changes, we may face increased risks of compression of our margins, as we may be unable to achieve the same level of profit margins as we are able to capture on our existing products. Our inability to effectively price our products or to reduce our expenses due to volatility in pricing could have a material adverse impact on our business, financial condition or results of operations.

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

In order to launch biosimilar products in Israel, we need to obtain marketing authorization from the IMOH, which is subject to prior authorization obtained by the manufacturer of the biosimilar product from the FDA or the EMA. Even if FDA or EMA authorization is provided, there can be no assurance that the IMOH will accept such authorization as a reference and will grant us the authorization to distribute such biosimilar products in the Israeli market. In the event we are unable to obtain the necessary marketing authorization to launch the products, we may not generate the expected sales and profitability from these products, which could have a material adverse impact on our business, financial condition or results of operations. Delays in the commercialization of such biosimilar products, including due to patent expirations of the reference biological products or delays in completion of the manufacturer’s development process or obtaining marketing authorization, may expose us to increased competition due to the entry of new competitors into the market, and may also reduce our ability to capture expected market opportunities upon launch due to intensified price competition and/or reduced demand, which may adversely impact our potential sales and profitability from these products.

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

Risks Related to Development, Regulatory Approval and Commercialization of Product Candidates

Drug product development, including preclinical and clinical trials, is a lengthy and expensive process and may not result in receipt of regulatory approval.

Before obtaining regulatory approval for the sale of our product candidates, or for the marketing of existing products for new indications, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. We cannot predict how long the approval processes of the FDA, the EMA, the regulatory authorities in Israel or any other applicable regulatory authority or agency for any of our product candidates will take or whether any such approvals ultimately will be granted. The FDA, the EMA, the regulatory authorities in Israel and other regulatory agencies have substantial discretion in the relevant drug approval process over which they have authority, and positive results in preclinical testing or early phases of clinical studies offer no assurance of success in later phases of the approval process. The approval process varies from country to country and the requirements governing the conduct of clinical trials, product manufacturing, product licensing, pricing and reimbursement vary greatly from country to country.

Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to its outcome. A failure of one or more of our clinical trials can occur at any stage of testing. For example, in December 2025, the independent Data and Safety Monitoring Board (DSMB) advised the Company that, based on a prespecified interim futility analysis, the Phase 3 InnovAATe trial of Inhaled AAT for the treatment of AATD is unlikely to demonstrate a statistically significant benefit in its primary endpoint - lung function measured by FEV1 and consequently, we reported on our decision to discontinue the trial. The decision to discontinue was based solely on the low probability of achieving the efficacy endpoint and was not related to any identified safety concerns.

We rely, from time to time, on third parties to conduct our preclinical and clinical trials. Any failure by these parties to properly perform their obligations could adversely affect the development of our product candidates.

From time to time, we engage third-party contractors, including study sites, university researchers, preclinical service providers, physicians and contract research organizations (“CROs”), to support our development programs. Following our December 2025 decision to discontinue the clinical trial of our inhaled AAT product candidate, the scope of such outsourced activities has been significantly reduced; however, we continue to rely on third parties for certain remaining development, regulatory and preclinical activities, as well as for any future clinical studies.

Although we oversee these activities, we do not control all aspects of the performance of such contractors. We and our CROs must comply with applicable regulatory requirements, including current Good Clinical Practices (“GCP”). Regulatory authorities may determine that studies conducted on our behalf do not comply with GCP, which could require us to repeat studies, delay development or impact potential regulatory submissions.

Because these contractors are not our employees, we cannot guarantee that they will devote adequate resources to our programs or perform in accordance with our expectations or applicable requirements. If any third-party contractor fails to fulfill its obligations, does not meet expected timelines, or produces data that are inaccurate or unreliable, our development efforts could be delayed or otherwise adversely affected. Despite the reduced scope of outsourced clinical activities, continued reliance on such third parties presents risks that could negatively impact our business, financial condition and results of operations.

From time to time, we participate in Investigator-Initiated Clinical Trials, which are conducted and managed independently by external investigators or academic institutions. Any failure by investigators or institutions to properly conduct these trials could restrict our ability to fully leverage clinical insights gained from such studies and impede our product commercialization efforts

In addition to company-sponsored studies, we from time to time participate in Investigator-Initiated Clinical Trials (“IITs”), which are conducted and managed independently by external investigators or academic institutions. In IITs, we may provide study drug, limited funding, scientific input, or other non-operational support; however, we do not control the design, conduct, data collection, analysis or reporting of such studies. Because these studies are not sponsored by us, we have limited ability to ensure that they adhere to applicable regulatory requirements, including GCP, data integrity standards or appropriate oversight and monitoring procedures. Any failure by investigators or institutions to properly conduct these trials could result in unreliable data, negative clinical observations, publication of unfavorable results, or safety findings that could adversely impact our ability to use the results of such IITs for the purpose of generating additional data assisting us in our product commercialization efforts.

Furthermore, under typical IIT arrangements, all intellectual property generated in the course of the study, including discoveries, know-how, data, and inventions, remains with the principal investigator or the institution conducting the research. As a result, we may not obtain rights to potentially valuable IP arising from the use or evaluation of our products in these studies. Our inability to secure access to IP developed in IITs may therefore restrict our ability to fully leverage clinical insights gained from such studies and impede our product commercialization efforts.

We may encounter unforeseen events that delay or prevent us from receiving regulatory approval for our product candidates.

We have previously experienced unforeseen events that delayed our ability to obtain regulatory approval for certain of our product candidates and may encounter similar challenges in the future. These may include delays in the supply of clinical materials, slower-than-expected patient enrollment, inconclusive or negative clinical results, or the need for additional studies requested by regulators. In some cases, we or our partners may determine to suspend or discontinue clinical trials due to lack of efficacy, safety concerns, or other operational or strategic considerations. For example, in December 2025, the independent DSMB advised the Company that, based on a prespecified interim futility analysis, the Phase 3 InnovAATe trial of Inhaled AAT for the treatment of AATD is unlikely to demonstrate a statistically significant benefit in its primary endpoint - lung function measured by FEV1 and consequently, we reported on our decision to discontinue the trial. The decision to discontinue was based solely on the low probability of achieving the efficacy endpoint and was not related to any identified safety concerns.

Regulatory authorities may also require modifications to our clinical trial designs, impose additional requirements, or delay authorization to initiate or continue trials. Moreover, audits or inspections by regulatory agencies could identify compliance issues that may require corrective action or additional testing. If we experience delays or setbacks in our clinical development programs, we may be unable to obtain regulatory approval on our anticipated timelines, or at all. Such delays could increase development costs, shorten the period of market exclusivity, or allow competitors to advance their products more rapidly, which could adversely affect our ability to commercialize our product candidates and our overall business prospects.

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

Even if we are successful in our development and regulatory strategies, we cannot provide assurance that any product candidate we may seek to develop or are currently developing, will ever be successfully commercialized. We may not be able to successfully address patient needs, persuade physicians and payors of the benefit of our product, and lead to usage and reimbursement. If such products are not eventually commercialized, the significant expense and lack of associated revenue could materially adversely affect our business.

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

Following our December 2025 decision to discontinue the clinical trial of our inhaled AAT product candidate, our potential investigational products are at early stages of development. Any product candidates that we may successfully develop, seek regulatory approval for, and bring to market may not achieve meaningful market acceptance. Lack of market acceptance could prevent us from generating significant product revenues, impair our ability to recover our research and development investments, and adversely affect our long-term growth strategy. The degree of market acceptance of any future product candidates, if approved, will depend on numerous factors, many of which are outside our control, including:

●	the prevalence and severity of any side effects;

●	the efficacy, safety, and timing of introduction of alternative treatments;

●	our ability to offer competitive pricing;

●	the relative convenience and ease of administration of our products;

●	the willingness of physicians to prescribe, and of patients to use, our products;

●	the strength of our marketing, medical, and distribution support; and

●	the availability of third-party coverage and reimbursement.

In addition, recommendations or guidelines issued by governmental agencies, medical societies, patient advocacy groups, or other industry bodies that restrict or discourage the use of a particular therapy could reduce the market potential of any future products, whether or not such recommendations are widely adopted. Failure to achieve adequate market acceptance for any newly introduced products could materially and adversely impact our business, financial condition and results of operations.

Risks Related to Our Operations and Industry

Regulatory approval for our products is limited by the FDA, EMA, the IMOH and similar authorities in other jurisdictions to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription or promotion of off-label uses could adversely affect our business.

Regulatory approval of our Proprietary Products and Distribution products is limited to those specific diseases and indications for which our products have been deemed safe and effective by the FDA, EMA, the IMOH or similar authorities in other jurisdictions. In addition to the regulatory approval required for new formulations, any new indication for an approved product also requires regulatory approval. Once we produce a plasma-derived therapeutic, we rely on physicians to prescribe and administer it as the product label directs and for the indications described on the labeling. Although physicians may prescribe our product for off-label uses (i.e., uses and indications not described in the product’s labeling as approved by the applicable regulatory authority) in their independent medical judgment, such off-label uses may result in different safety and efficacy outcomes. If off-label use of our products is associated with adverse effects, safety concerns, lack of efficacy, negative publicity, or other undesirable outcomes, the reputation of our products and our business may be harmed, demand for our products may decline, and we may face increased regulatory scrutiny. Under certain circumstances, off-label use of our products may increase the risk of product liability claims, which are expensive to defend and could divert our management’s attention, result in substantial damage awards against us, and harm our reputation.

Furthermore, while physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by the FDA, EMA, the IMOH or other regulators. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by manufacturers on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, failure to follow FDA, OIG, EMA, the IMOH or similar authorities in other jurisdictions rules and guidelines relating to promotion and advertising can lead to other negative consequences, such as the suspension or withdrawal of an approved product from the market, enforcement letters, restrictions on marketing or manufacturing, injunctions, and corrective actions. Other regulatory authorities may separately impose penalties including, but not limited to, fines, disgorgement of money, suspension of ongoing clinical trials, refusal to approve pending applications or supplements to approved applications submitted by us; restrictions on our or our contract manufacturers’ operations; product seizure or detention, refusal to permit the import or export of products or criminal prosecution.

Regulatory inspections or audits conducted by regulatory bodies and our partners may lead to monetary losses and inability to adequately manufacture or sell our products.

The regulatory authorities, including the FDA, EMA, and IMOH, as well as our partners, may, at any time and from time to time, audit or inspect our facilities and operations. Such audits or inspections may lead to disruption of work, and if we fail to pass such audits or inspections, the relevant regulatory authority or partner may issue inspectional observations or findings that require us to implement corrective actions or other remedial measures that may be costly or time-consuming. If we fail to maintain compliance or adequately remediate any findings, we could be subject to regulatory or contractual actions that could limit, delay or prevent the manufacture, sale, and distribution of our products, as well as cause damage to our reputation in the industry.

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

If our manufacturing facility in Beit Kama, Israel were to suffer a serious accident, contamination, force majeure event (including, but not limited to, a war, terrorist attack, earthquake, major fire or explosion, etc.) materially affecting our ability to operate and produce saleable plasma-derived protein therapeutics, all of our manufacturing capacity could be shut down for an extended period.

We rely on a single manufacturing facility in Beit Kama, which is located in southern Israel, approximately 20 miles east of the Gaza Strip. A significant part of our revenues in our Proprietary Products segment were derived and are expected to continue to be derived from products manufactured at this facility and some of the products that are imported by us under our Distribution segment are packed and stored in this manufacturing facility. Furthermore, our plans to expand the use of this facility to include the future production of WINRHO SDF, HEPAGAM B, and VARIZIG, which are currently manufactured by Emergent, would, if implemented, further increase the criticality of this facility to our operations. If this facility were to suffer an accident or a force majeure event, such as war, terrorist attack, earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators or similar event, or contamination, our revenues would be materially adversely affected. For more information regarding the current security situation in Israel, see – Risks Relating to Our Incorporation and Location in Israel – “Our business could be adversely affected by political, economic and military instability in Israel and its region.” In such a situation, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials, work in process or finished goods and imported products inventory and our ability to operate our business would be harmed. In addition, in any such event, the reconstruction of our manufacturing facility and storage facilities, and the regulatory approval of the new facilities could be time-consuming. During this period, we would be unable to manufacture our plasma-derived protein therapeutics.

Our insurance against property damage and business interruption insurance may be insufficient to mitigate the losses from any such accident or force majeure event. We may also be unable to recover the value of the lost plasma or work-in-process inventories, as well as the associated sales opportunities for products we are unable to produce or distribute, and we could experience the loss of customers during such period.

If our shipping or distribution channels were to become inaccessible due to an accident, war, act of terrorism, strike, epidemic or pandemic or any other force majeure event, our supply, production and distribution processes could be disrupted.

Most of our Proprietary Products and Distribution products as well as most of the raw materials we utilize, including plasma and plasma derivatives, must be transported under controlled temperature conditions, including temperature of -20 degrees Celsius (-4 degrees Fahrenheit), to ensure the preservation of their proteins. Not all shipping or distribution channels are equipped to transport products or materials at these temperatures. If any of our shipping or distribution channels become inaccessible because of a serious accident, war, act of terrorism, strike, epidemic or pandemic or any other force majeure event, we may experience disruptions in continued availability of plasma and other raw materials, delays in our production process or a reduction in our ability to distribute our Proprietary Products and Distribution products to our customers in the markets in which we operate.

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

For example, the General Data Protection Regulation (“GDPR”) has broad application and enhanced penalties for noncompliance. The GDPR, which is wide-ranging in scope, governs the collection and use of personal data in the European Union and imposes operational requirements for companies that receive or process personal data of residents of the European Union. The GDPR may apply to certain aspects of our operations, including our clinical development related activities, which are currently limited following our decision to discontinue the Phase 3 InnovAATe trial of Inhaled AAT for the treatment of AATD, as well as to other activities in which we hold or process personal data of residents of the European Union.

In addition, the Israeli Privacy Protection Regulations (Information Security), 2017 as well as the recent and comprehensive Amendment No. 13 to the Privacy Protection Law, which entered into effect in August 2025, now impose enhanced data protection, governance and security obligations on organizations operating in Israel. Following the effective date of the amendment, the Israeli Privacy Protection Authority has expanded enforcement powers, including the ability to issue administrative orders and monetary sanctions for noncompliance. As a result, our operations that involve the processing of personal data in Israel are now subject to a stricter regulatory regime and increased exposure to enforcement actions.

Furthermore, U.S. federal and state regulators continue to adopt new, or modify existing laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data, including the U.S. Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations (“HIPAA”) and other sector specific requirements. These evolving privacy, security and data protection laws and regulations may impose increased business operational costs, require changes to our business, require notification to customers or workers of a security breach, or restrict our use or storage of personal information. Our efforts to implement and maintain programs and controls that comply with applicable data protection requirements are likely to impose additional costs on us, and we cannot predict whether the interpretations of the requirements, or changes in our practices in response to new requirements or interpretations of the requirements, could have a material adverse effect on our business.

We rely upon our CROs, third party contractors and distributors to process personal information on our behalf, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that their activities are conducted in accordance with privacy regulations and our reliance on such CROs, third-party contractors and distributors does not relieve us of our regulatory responsibilities. While we take reasonable and prudent steps to protect personal and health information and use such information in accordance with applicable privacy laws, a compromise in our security systems that results in personal information being obtained by unauthorized persons or our failure to comply with security requirements for financial transactions, could adversely affect our reputation with our clients and result in litigation against us or the imposition of penalties, all of which may adversely impact our results of operations, financial condition and liquidity. In addition, given that the privacy laws and regulations in the jurisdictions in which we operate are new and subject to further judicial review and interpretation, it may be determined at a future time that although we take prudent measures to comply with such laws and regulations, such measures will not be sufficient to meet future elaborations or interpretations of such laws and regulations.

If we are unable to successfully introduce new products and indications or fail to keep pace with advances in technology, our business, financial condition and results of operations may be adversely affected.

Our continued growth depends, to a certain extent, on our ability to develop and obtain regulatory approvals of new products, new enhancements and/or new indications for our products and product candidates. Obtaining regulatory approval in any jurisdiction, including from the FDA, EMA or any other relevant regulatory agencies, involves significant uncertainty and may be time consuming and require significant expenditures.

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

Product liability claims or product recalls involving our products, normal source plasma we sell to third parties, or products manufactured by third parties that we distribute could have a material adverse effect on our business.

Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution and sale of our Proprietary Products, normal source plasma, Distribution products and other drug products. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products, including those manufactured by others that we distribute in Israel and in other territories. If we cannot successfully defend ourselves against claims that our product candidates or commercial stage products, including our Proprietary Products, normal source plasma and Distribution products, caused injuries, or if the indemnities we have negotiated do not adequately cover losses, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our Proprietary and Distribution products and any product candidates that we may develop;

●	injury to our reputation;

●	difficulties in recruiting new participants to our future clinical trials and withdrawal of current clinical trial participants;

●	costs to defend the related litigation;

●	substantial monetary awards to trial participants or patients;

●	difficulties in finding distributors for our products;

●	difficulties in entering into strategic partnerships with third parties;

●	diversion of management’s attention;

●	loss of revenue;

●	the inability to commercialize any products that we may develop;

●	higher insurance premiums;

●	suspension or termination of purchases by significant plasma customers;

●	costs and losses associated with “lookback”/“traceback” investigations and potential withdrawals or destruction of intermediates or finished plasma-derived medicinal products manufactured from our plasma; and

●	adverse findings in quality or regulatory audits by customers or regulators leading to sales holds or contract termination.

Plasma is biological matter that is capable of transmitting viruses, infections and pathogens, whether known or unknown. Therefore, plasma derivative products, if not properly tested, inactivated, processed, manufactured, stored and transported, could cause serious disease and possibly death to the patient. Further, even when such steps are properly performed, viral and other infections may escape detection using current testing methods and may not be susceptible to inactivation methods. Any transmission of disease using one of our products (including plasma supplied by us as raw material) or third-party products sold by us could result in claims against us by or on behalf of persons allegedly infected by such products.

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

In addition, our contracts with other product manufacturers and with our sub-distributors distributing their products in the MENA region or other countries may not be fully back-to-back with respect to warranties, quality obligations, recall responsibilities, pharmacovigilance, intellectual property indemnities, or liability caps. In addition, our insurance or that of our partners may exclude or limit recovery for certain losses. As a result, product liability claims, recall costs, regulatory penalties, or third-party claims may not be reimbursed or may exceed available coverage, which could materially adversely affect our business, financial condition, and results of operations.

Moreover, contractual indemnities owed to or claimed by third party plasma-derived medicinal products manufacturers in connection with plasma we supply may not be fully covered by our insurance, and recall or withdrawal costs initiated by such manufacturers could materially increase our uninsured exposure.

Uncertainty surrounding and future changes to healthcare law in the United States and other United States Government related mandates may adversely affect our business.

In the U.S. and in some foreign jurisdictions there has been, and continues to be, significant legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the profitable sale of product candidates. This legislation and regulatory activity, as well as the proposed changes, have created uncertainty as to whether the industry will continue to experience fundamental change as a result of regulatory reform or legislative reform. There is significant interest among legislators and regulators in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, for example, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected and continues to face major uncertainty due to the status of legislative initiatives surrounding healthcare reform. The Patient Protection and Affordable Care Act of 2010, as amended by the Healthcare and Education Reconciliation Act of 2010, substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical and healthcare industries. On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. The IRA includes several provisions to lower prescription drug costs for people with Medicare and reduce drug spending by the federal government. Implementation of novel and seminal provisions in the IRA related to prescription drug pricing and spending will continue over the next several years and could impact our operations and could have an adverse impact on our ability to generate revenues in the United States. Although these provisions of the IRA have been challenged in court, largely on constitutional grounds, by multiple pharmaceutical manufacturers, to date, the majority of these challenges have been unsuccessful. However, these suits will likely continue and the ultimate effects of such legal challenges are unclear.

In the coming years, additional changes could be made to U.S. governmental healthcare programs and U.S. healthcare laws that could significantly impact the success of our products. There has been heightened governmental scrutiny in recent years over the manner in which manufacturers set prices for their marketed products and the cost of prescription drugs to consumers and government healthcare programs, which have resulted in several recent Congressional inquiries and proposed and enacted bills designed to, among other things, reduce the cost of prescription drugs, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. In addition, the federal government has shown significant interest in implementing cost containment programs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs to limit the growth of government paid health care costs.

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

Recent public health emergencies and national security concerns shined a spotlight on the supply chain for essential medical products, medical countermeasures, and critical inputs to those products and raised legislative and regulatory interest in creating more resiliency in the supply chain, including more domestic manufacturing of essential medical products, medical countermeasures, and critical inputs. There has been significant congressional interest in oversight of pharmaceutical supply chain resiliency as well as several legislative proposals to create incentives for domestic manufacturing. There has also been significant executive branch activity to encourage American manufacturing, which may impact FDA-related products. In November 2023, President Biden announced a new White House Council on Supply Chain Resilience to advance a government-wide strategy to build supply chain resilience in critical industries such as essential medical products and countermeasures. This Council was later formalized by Executive Order 14123 titled “White House Council on Supply Chain Resilience” on June 14, 2024. As part of that effort, on December 27, 2023, President Biden issued a Presidential Determination under the Defense Production Act (DPA) to enable the Department of Health and Human Services to increase investment in domestic manufacturing of essential medicines, medical countermeasures, and critical inputs deemed as essential to the national defense. Also, in May 2025, Executive order 14293 titled “Regulatory Relief to Promote Domestic Production of Critical Medicines,” directs federal agencies to identify and reduce regulatory barriers to expanding U.S. manufacturing capacity for critical medicines. In addition, we expect there will continue to be legislative and regulatory efforts to increase domestic manufacturing, including potentially efforts to expedite drug approvals for products that could be competitors to ours. We cannot predict what effect such legislation or regulatory actions, or implementation of the supply chain resiliency measures and DPA authorities, may have on our business, prospects, operating results and financial condition.

Our products and any future approved products remain subject to extensive ongoing regulatory obligations and oversight, including post-approval requirements, that could result in penalties and significant additional expenses and could negatively impact our and our collaborators’ ability to commercialize our current and any future approved products.

Any product that has received regulatory approval remains subject to extensive ongoing obligations and continued review from applicable regulatory agencies. These obligations include, among other things, drug safety reporting and surveillance, submission of other post-marketing information and reports, compliance with promotional requirements, manufacturing processes and practices, product labeling, confirmatory or post-approval clinical research, import and export requirements, record keeping and reporting. Compliance with these obligations may result in significant expense and limit our ability to commercialize our current and any future approved products. Any violation, by us or our partners, of ongoing regulatory obligations could result in restrictions on the applicable product, including the suspension or withdrawal of the applicable product from the market.

If FDA approval is granted via the accelerated approval pathway or a product receives conditional marketing authorization from another comparable regulatory agency, we may be required to conduct a post-marketing confirmatory trial in support of full approval and to comply with other additional requirements. An unsuccessful post-marketing study or failure to complete such a study with due diligence could result in the withdrawal of marketing approval. Post-marketing studies may also suggest unfavorable safety information that could require us to update the product’s prescribing information or limit or prevent the product’s widespread use. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), FDA is permitted to require accountability and enforce the post-marketing requirements and commitments associated with accelerated approval. FDA has also continued to update its accelerated approval policies, including expectations for clinical trial endpoints. Furthermore, under FDORA, FDA can issue fines against companies that fail to conduct due diligence on any post-approval confirmatory trial or do not submit timely reports to the agency on their progress. There can be no assurance that FDA would allow any of our product candidates to proceed on an accelerated approval pathway, and even if FDA did allow such pathway, there can be no assurance that any expedited development, review, or approval will be granted on a timely basis, or at all.

We and the manufacturers of our current and any future approved products are also required, or will be required, to comply with cGMP, regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory agencies must approve these manufacturing facilities before they can be used to manufacture our products and product candidates, and these facilities are subject to ongoing regulatory inspections. In addition, any approved product, its manufacturer and the manufacturer’s facilities are subject to continual regulatory review and inspections, including periodic unannounced inspections. Failure by us or our partners to comply with applicable FDA and other regulatory requirements may subject us to administrative or judicially imposed sanctions and other consequences, including:

●	issuance of Form FDA 483 notices or Warning Letters by the FDA or other regulatory agencies;

●	imposition of fines, civil penalties, or other monetary sanctions;

●	criminal investigations or prosecutions;

●	injunctions, suspensions, or revocations of regulatory approvals or marketing authorizations;

●	suspension or termination of any ongoing clinical trials;

●	total or partial suspension of manufacturing;

●	delays in regulatory approvals and commercialization;

●	refusal by the FDA to approve pending applications or supplements to approved applications submitted by us;

●	refusals to permit drugs to be imported into or exported from the United States and certain jurisdictions;

●	restrictions on operations, including costly new manufacturing requirements;

●	product holds, recalls, seizures, detention, or withdrawal of the affected product from the market; and

●	reputational harm.

The policies of the FDA and other regulatory agencies may change, and additional laws and regulations may be enacted that could prevent or delay regulatory approval of our product candidates or of our products in any additional indications or territories, or further restrict or regulate post-approval activities. Any problems with a product or any violation of ongoing regulatory obligations could result in restrictions on the applicable product, including the withdrawal of the applicable product from the market. If we or our partners are not able to maintain regulatory compliance, we might not be permitted to continue commercializing our current products or to successfully commercialize any future approved products and our business, financial condition, and operations could be adversely affected.

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

For example, under the federal Anti-Kickback Statute, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from Medicare and Medicaid programs, if those business arrangements are not appropriately structured to be compliant with the applicable legal requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid the possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing. Under the federal Anti-Kickback Statute, a person or company need not have actual knowledge or specific intent to violate the Statute in order to have committed a violation. Therefore, our arrangements with potential referral sources must be structured with care to comply with applicable requirements. Manufacturers like us can be held liable under the False Claims Act if they are determined to have caused the submission of false or fraudulent claims to the government for reimbursement. This can result from prohibited activities such as off-label marketing, providing inaccurate billing or coding information to healthcare providers and other customers, or violations of the federal Anti-Kickback Statute Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under federal and state False Claims Act statutes and can be entitled to receive a significant portion (often as great as 30%) of total recoveries. Also, violations of the False Claims Act can result in treble damages, and each false claim submitted can be subject to a penalty of up to $28,619 per claim. Transfers of value to certain healthcare practitioners and institutions must be tracked and reported in accordance with the Physician Payments Sunshine Act and various state laws. The Physician Payments Sunshine Act imposes reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to a broad range of payments, ownership interests, and other transfers of value made to certain physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, certified nurse-midwives and certain teaching hospitals. A number of states have similar laws in place and often require reporting for other categories of healthcare professionals, such as nurses. Additional and stricter prohibitions could be implemented by federal and state authorities. Where practices have been found to involve improper incentives to use products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. Many manufacturers have been required to enter into consent decrees, corporate integrity agreements, or orders that prescribe allowable corporate conduct. Failure to satisfy requirements under the FDCA can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct. On November 16, 2020, the U.S. Health and Human Services (HHS) Office of Inspector General (OIG) issued a Special Fraud Alert discussing the fraud and abuse risks associated with payments to physicians related to speaker programs sponsored by pharmaceutical and medical device companies. OIG expressed skepticism regarding the educational value of these industry-sponsored speaker programs and warned of the inherent fraud and abuse risks of these programs. Efforts to ensure that our business arrangements with third parties, including payments to healthcare providers and entities, comply with applicable healthcare laws and regulations involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

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

To enhance compliance with applicable health care laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the HHS OIG, have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the U.S. Sentencing Commission Guidelines Manual. Increasing numbers of U.S.-based pharmaceutical companies have such programs. We have adopted U.S. healthcare compliance and ethics programs that incorporate the HHS OIG’s recommendations; however, there can be no assurance that following the adoption of such programs we will avoid any compliance issues.

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

Compliance efforts related to such laws are costly, and failure to comply could subject us to enforcement action. The shifting compliance environment and the need to build and maintain a robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that we may run afoul of one or more of the requirements.

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

Prices in many of our principal markets are subject to local regulation and certain pharmaceutical products, such as our Proprietary and Distribution products, are subject to price controls. In the United States, where reimbursement levels for our products are substantially established by third-party payors, a reduction in the payors’ amount of reimbursement for a product may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price-related concessions. These actions could have a negative effect on our financial results, particularly in cases where our products command a premium price in the marketplace or where changes in reimbursement rates induce a shift in the site of treatment. In the United States, third-party payors are increasingly challenging prices charged for drug products. In addition, payors are also increasingly refusing to provide coverage for products. No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Coverage and reimbursement for products can differ significantly among payors, and one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. As a result, the coverage determination process can be a time consuming and costly process. Further, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Additionally, coverage policies and third-party reimbursement rates may change at any time. The existence of these certain direct and indirect price controls and pressures over our products has affected, and may continue to materially adversely affect, our ability to maintain or increase gross margins.

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

In the United States, pricing and reimbursement for our products depend in part on government regulation. Any significant efforts at the federal or state levels to reform the healthcare system by changing the way healthcare is provided or funded or more directly impose controls on drug pricing, government reimbursement, and access to medicines on public and private insurance plans could have a material impact on us. In addition, in order to have our products covered by Medicaid, we must offer discounts or rebates on purchases of pharmaceutical products under various federal and state laws and programs. We also must report specific prices to government agencies. The calculations necessary to determine the prices reported are complex and the failure to do so accurately may expose us to enforcement measures that could negatively affect our results, our business operations, and our continued participation in government healthcare programs, like Medicaid.

Changes to the Medicaid program or the federal 340B drug pricing program, which imposes ceilings on prices that drug manufacturers can charge for medications sold to certain health care facilities, could have a material impact on our business. Additional changes to the 340B program are undergoing review and their status is unclear. The HHS has sent letters to numerous manufacturers that have implemented contract pharmacy integrity initiatives expressing the view that their programs are in violation of the 340B statute and referring those programs for potential enforcement action. Several manufacturers have challenged HHS’s enforcement letters in federal court and litigation is ongoing in those cases. We believe that our program is consistent with the statute. However, the end-result of HHS’s efforts and the result of the legal challenges to such efforts are unclear. Additional legal or legislative developments at the federal or state level with respect to the 340B program may have an adverse impact on our integrity initiative, and we may face enforcement action or penalties that could negatively impact our results, depending upon such developments.

We are subject to extensive environmental, health and safety, and other laws and regulations.

Our business involves the controlled use of hazardous materials, various biological compounds and chemicals. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. In addition, some of the licenses and permits granted to us may be suspended or revoked, resulting in our inability to conduct our regular business activity, manufacture and/or distribute our products for an extended period of time or until we take remedial actions. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred because of injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Additional or more stringent federal, state, local or foreign laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any of these or certain other laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities. In addition, fines and penalties may be imposed for noncompliance with environmental, health and safety and other laws and regulations or for the failure to have, or comply with the terms and conditions of, required environmental or other permits or consents. We are subject to future audits by the Environmental Health Department of the Regional Health Bureau of the IMOH and the Ministry of Environmental Protection of Israel and may be required to perform certain actions from time to time in order to comply with these guidelines and their requirements. We do not expect the costs of complying with these guidelines to be material to our business. See “Item 4. Information on the Company — Business Overview — Environmental.”

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

In December 2013, we signed a collective bargaining agreement with the employees’ committee established by our employees at our Beit Kama production facility in Israel and the Histadrut (General Federation of Labor in Israel) (“Histadrut”), which expired in December 2017. In November 2018, we signed a further collective bargaining agreement with the employees’ committee and the Histadrut, which expired in December 2021. In July 2022, we signed a new collective agreement with the Histadrut; while the agreement will be effective through the end of 2029, certain economic terms may be renegotiated by the parties following the lapse of the four-year anniversary of the agreement by January 1, 2026. In September 2025, we entered into a negotiation process with the employees’ committee and the Histadtrut related to the economic terms under the collective bargaining agreement, and such process is still ongoing. We have experienced labor disputes and work stoppages in the past at our Beit Kama facility. For example, in March 2022, during our negotiations with the Histadrut and the employees’ committee on the renewal of the collective bargaining agreement, the employee’s committee declared a labor dispute, and in April 2022, a strike was initiated by the employee’s committee, which continued until the new agreement was signed in July 2022. As a result of the labor strike, in the year ended December 31, 2022, our gross profit was impacted by a $4.3 million loss associated with the effect of the work-stoppage at the Israeli plant. In addition, in December 2020, during the course of our negotiations with the Histadrut and the employees’ committee on severance remuneration for employees who may be laid-off as part of the workforce down-sizing as a result of the transfer of GLASSIA manufacturing to Takeda that we implemented during 2021, the employee’s committee declared a labor dispute, which was subsequently concluded during February 2021 following the execution of a special collective bargaining agreement governing such severance terms. In March 2023, we entered into an additional special collective bargaining agreement with the employees’ committee and the Histadtrut governing severance remuneration terms for employees who may be laid off in connection with the potential staff reductions, when needed, in order to adjust to lower plant utilization. Any future disputes with the employees’ committee and the Histadrut over the implementation or the interpretation or the renewal of the collective bargaining agreement may lead to additional labor costs and/or work stoppages, which could adversely affect our business operations, including through a loss of revenue and strained relationships with customers.

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

Additionally, in some jurisdictions, our sub-distributors may register trademarks, trade names, or product labeling in their own name or control local regulatory filings and artworks. Disputes regarding ownership, assignment or use of such rights can complicate transitions to alternative partners and may require costly negotiations or proceedings to regain control. Any inability to secure, enforce, or transition these rights on acceptable terms could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Financial Position and Capital Resources

While we have been profitable in recent years, we have incurred significant losses since our inception and may incur losses in the future.

While we were profitable in the years ended December 31, 2025, 2024 and 2023, we have incurred significant losses since inception and as of December 31, 2025, we had an accumulated deficit of $17.1 million.

The acquisition of the portfolio of four FDA-approved products in November 2021 resulted in the recognition of significant balances of intangible assets, as well as contingent consideration and other long-term liabilities. The recognized value of the intangible assets is amortized over their expected useful lives, resulting in significant amortization expenses included in costs of goods sold and sales and marketing expenses. For each of the years ended December 31, 2025, 2024 and 2023, such amortization expenses totaled $7.1 million. The contingent consideration and other long-term liabilities are remeasured at the end of each reporting period, which may result in significant revaluation gains or losses recognized in financial income (expenses). For the years ended December 31, 2025, 2024 and 2023, we recognized financial expenses of $2.7 million, $8.1 million and $1.0 million with respect to such revaluation, respectively. We expect to continue to incur these significant amortization expenses for the foreseeable future, and our financial income (expenses) may continue to be affected by future remeasurement of contingent consideration and other long-term liabilities.

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

We have a NIS 35 million on-call credit facility with Bank Hapoalim, with each loan thereunder bearing interest at a rate of 6.3% per annum. In connection with this facility, we have undertaken not to create a floating charge over all or substantially all of our assets. Borrowings under the on-call credit facility may have adverse consequences on our business, including:

●	expose us to the risk of increased interest rates;

●	prevent us from pledging our assets as collateral, which could limit our ability to obtain additional debt financing;

●	place us at a competitive disadvantage compared to our competitors that have less debt, better debt servicing options or stronger debt servicing capacity; and

●	increase our cost of borrowing.

In addition, as part of the acquisition of the portfolio of four FDA-approved products, we agreed to pay and assumed the following liabilities:

●	Up to $50 million of contingent consideration subject to the achievement of sales thresholds through December 31, 2034. As of December 31, 2025, the Company had paid the first three sales milestone payments on account of the contingent consideration and the fourth sales threshold is expected to be achievable and the related payment milestone payment is expected to be paid during 2026.

●	A total amount of $14.2 million on account of acquired inventory to be paid in ten equal quarterly instalments of $1.5M each (or the remaining balance at the final instalment). As of December 31, 2025, we had paid all such instalments.

●	Future payment of royalties (some of which are perpetual) and milestone payments to third parties subject to the achievement of corresponding CYTOGAM related net sales thresholds and milestones.

The future payments of such obligations may have a significant effect on our cash availability in future periods and may potentially require us to assume more debt. For additional information, see Note 13 in our consolidated financial statements included in this Annual Report.

Our manufacturing operations require significant ongoing capital investments, upgrades and large-scale projects, which may require us to incur debt or issue additional equity and may not deliver expected returns.

Our manufacturing facility requires continued investment and upgrades. For example, we are currently establishing a new filling line and a filling suite at our Beit Kama, Israel facility. Moreover, any enhancements to our manufacturing facilities necessary to obtain FDA or EMA approval for product candidates or new indications for existing products could require large capital projects. We may also undertake such capital projects in order to maintain compliance with cGMP or expand capacity. Capital projects of this magnitude involve technology and project management risks. Technologies that have worked well in a laboratory or in a pilot plant may cost more or not perform as well, or at all, in full scale operations. Projects may run over budget or be delayed. We cannot be certain that any such project will be completed in a timely manner or that we will maintain our compliance with cGMP, and we may need to spend additional amounts to achieve compliance. Additionally, by the time multi-year projects are completed, market conditions may differ significantly from our initial assumptions regarding competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result capital returns may not be realized. In addition, to fund large capital projects, we may similarly need to incur debt or issue additional dilutive equity. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

Our current working capital may not be sufficient to support our growth strategy, including any future M&A or similar transactions.

As of December 31, 2025, we had cash and cash equivalents of $75.5 million. We intend to fund our future operations through continued sales and distribution of our Proprietary Products and Distribution products and, as required, by raising additional capital through the sale of equity and/or debt securities. These amounts may not be sufficient to support our growth strategy, including potential future mergers, acquisitions or similar transactions, and there can be no assurance of the financial success of our commercialization activities or our ability to access equity or debt capital markets on terms acceptable to us, or at all.

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

The FIMI Opportunity Funds collectively own 22,084,287 of our outstanding ordinary shares (representing an ownership percentage of 38.28% of the outstanding shares and 37.25% on a fully diluted basis as March 1, 2026). Pursuant to a registration rights agreement entered into with FIMI Opportunity Funds on January 20, 2020, as amended on May 23, 2023, they have “demand” and “piggyback” registration rights covering the ordinary shares of our company held by them. All shares of FIMI Opportunity Funds sold pursuant to an offering covered by a registration statement would be freely transferable. Sales of a substantial number of shares of our ordinary shares, or the perception that the FIMI Opportunity Funds may exercise their registration rights, could put downward pressure on the market price of our ordinary shares and could impair our future ability to raise capital through an offering of our equity securities.

The significant share ownership positions and board representation of the FIMI Opportunity Funds and Leon Recanati may limit our shareholders’ ability to influence corporate matters.

The FIMI Opportunity Funds (three of whose partners are members of our board of directors, one of which serves as our chairman) and Leon Recanati, a member of our board of directors, beneficially owned, directly and indirectly, approximately 38.28% and 6.03% of our outstanding ordinary shares, respectively, as of March,1 2026. For additional information, see “Item 6. Directors, Senior Management and Employees — Share Ownership” and “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” Accordingly, the FIMI Opportunity Funds and Leon Recanati, through their equity ownership and board representation, individually and collectively, have significant influence over the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of directors (other than our external directors, for whose election the approval of the majority of shares held by non-controlling shareholders and non-interested shareholders is required under Israeli law) and the outcome of any proposed acquisition, merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

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

Based upon the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2025, however, no assurances can be made in that regard. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation.

We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and/or less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, our principal shareholders are not required to report beneficial holdings under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders are exempt from the short-swing profit rules under Section 16(b) of the Exchange Act, and we are not required to disclose individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies.

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

We may not pay dividends in the future.

While we have historically retained our earnings to finance operations and expand our business, on March 5, 2025, we announced a special cash dividend of $0.20 per share (approximately $11.5 million in the aggregate), with a record date (ex-dividend date) of March 17, 2025, which was paid on April 7, 2025. On March 10, 2026, our board of directors adopted, by resolution, a dividend policy pursuant to which we currently intend to distribute to our shareholders an annual cash dividend at a rate of at least 50% of our annual net income, subject to the Board of Directors’ discretion at the time of any such distribution and satisfaction of the applicable dividend distribution tests under the Israeli Companies Law at the time of distribution. Accordingly, pursuant to such annul cash dividend policy, on March 11, 2026, we announced a cash dividend of $0.25 per share (approximately $14.4 million in the aggregate), with a record date (ex-dividend date) of March 23, 2026, and a payment date of April 6, 2026.

Any dividends must be declared by our Board of Directors, which will take into account various factors, including our financial condition, operating results, capital requirements and other factors that the Board of Directors considers relevant. Accordingly, the actual payout may fluctuate depending on our cash flow needs and such other factors. There can be no assurance that dividends will be declared in accordance with our annual cash dividend policy or at all, and our Board of Directors may decide, in its discretion, at any time and for any reason, not to pay dividends, to reduce the amount of dividends paid, to pay dividends on an ad-hoc basis or to take other actions, which could include share buybacks, instead of or in addition to the declaration of dividends. Accordingly, we expect that the amount of any cash dividends we distribute will vary significantly as a result of such factors. Our ability to pay dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits (subject to limited exceptions) and only if there is no reasonable concern that such distribution will prevent us from meeting our existing and future obligations when they become due. See “Item 8.A - Consolidated statements and other financial information - Dividends and dividend policy.”

Risks Relating to Our Incorporation and Location in Israel

Our business could be adversely affected by political, economic and military instability in Israel and its region.

We are incorporated under Israeli law, and our principal offices and internal manufacturing facilities are located in Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business.

Since the establishment of the State of Israel in 1948, and in recent years, armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and the abduction of soldiers and citizens.

On October 7, 2023, Hamas terrorists infiltrated Israel’s border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers. These attacks resulted in extensive deaths, injuries, and the kidnapping of civilians and soldiers. Following the attacks, Israel’s security cabinet declared war against Hamas and as a result, the Israeli military began to call-up reservists for active duty. See also “— Our operations may be disrupted by the obligations of personnel to perform military service.” Israel has subsequently been involved in military conflicts with Hamas, Hezbollah (a terrorist organization based in Lebanon), and Iran, both directly and through Iranian proxies such as the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel conducted limited military operations targeting the Assad-led Syrian army, Iranian military assets, and infrastructure linked to Hezbollah and other Iran-supported groups. In November 2024, a ceasefire agreement was reached with Hezbollah in Lebanon.

In June 2025, in light of continued nuclear threats and intelligence assessments, Israel launched a military operation directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel and to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian deaths and casualties, as well as some damage to infrastructure and property. A ceasefire was declared between Israel and Iran in June 2025 after 12 days of hostilities; however, the situation remains volatile.

In October 2025, a ceasefire in the conflict with Hamas came into effect; however, the situation remains fragile, with isolated incidents of fighting.

On February 28, 2026, Israel and the United States commenced coordinated military strikes against targets in Iran, including military and strategic infrastructure in response to ongoing regional tensions and recent escalations involving Iran’s nuclear and military activities. In response, Iran launched a series of retaliatory attacks against Israel, targeting major cities and strategic sites, which are ongoing. While most of these attacks have been intercepted to date, some resulted in civilian casualties and damage to property. Subsequently, Hezbollah launched attacks against Israel in retaliation for the killing of Ali Hosseini Khamenei, the former Supreme Leader of Iran, and in response, Israel launched attacks against Lebanon and Israeli ground forces have entered into Southern Lebanon, and hostilities between Israel and Hezbollah are ongoing. Iran subsequently began launching retaliatory strikes against U.S. and other targets in the Gulf region. The Israeli government has raised its alert level nationwide, and the situation remains highly unstable, with ongoing exchanges of fire and heightened risk of further escalation. Regional and international responses are ongoing, and the risk of broader conflict in the Middle East has increased.

While we have not been materially impacted during these conflicts to date, and we successfully managed our business and operational continuity throughout the entire period since October 7, 2023, hostilities continue to exist, and the situation in Israel and the region remains volatile with the potential for further escalation or deterioration of regional conditions. We cannot predict if and how such conflicts will ultimately affect our business and operations (including our manufacturing facility in Beit Kama, which is located in southern Israel, approximately 20 miles east of the Gaza Strip, and our supply chains) or Israel’s economy in general. These events could lead to increased costs, risks to employee safety, and potential challenges to business continuity, potentially resulting in financial losses.

Our commercial insurance does not cover losses that may occur as a result of events associated with war. Losses resulting from acts of terrorism may be partially covered under certain circumstances. Although the Israeli government is currently committed to covering a certain portion of direct damages caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

In addition, the war led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies such as by Moody’s, S&P Global, and Fitch.

The global perception of Israel and Israeli companies may lead to sanctions or other measures against Israel and Israeli companies, including boycotts of Israeli goods and services or restrictions on doing business with Israel and Israeli companies. These restrictions may materially limit our ability to obtain raw materials from these countries or sell our products to companies in these countries.

Any hostilities involving Israel, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations, cause our sales to decrease, and adversely affect the share price of publicly traded companies having operations in Israel, such as ours.

Furthermore, political conditions within Israel may affect our operations. Israel held five general elections between 2019 and 2022, with the next general election scheduled for October 27, 2026. Prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to these developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. Actual or perceived political instability in Israel or any negative changes in the political environment may, individually or in the aggregate, adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and growth prospects, as well as the market price of our shares and our ability to raise additional capital, if deemed necessary by our management and board of directors.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2025, we had 393 employees based in Israel. Certain of our Israeli employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to active duty. In connection with the Israeli security cabinet’s declaration of war against Hamas in October 2023 and subsequent hostilities with other organizations and jurisdictions, several hundred thousand Israeli military reservists were drafted to perform immediate military service. While we have not been impacted to date by any absences of our personnel, our operations could be disrupted by the absence of a significant number of our employees related to their, or their spouse’s, military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

The tax benefits under Israel tax legislation that are or may be available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

On June 9, 2025, we obtained a tax ruling from the Israel Tax Authority (“ITA”), according to which, among other things, our activity is qualified as an “industrial activity,” as defined in the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), and our income from sales of our Proprietary Products (including royalty-based income) is deemed “Preferred Income”, or “Preferred Technology Income” (in each case, within the meaning of the Investment Law), to the extent we meet the requirements of being a Preferred Technology Enterprise. The tax ruling is valid for the years 2024 through 2028 (inclusive). There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future, including under the tax ruling, or that we will be entitled to any additional benefits thereunder. If we do not fulfill these conditions in whole or in part, the benefits may be canceled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index, with interest.

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

We are subject to the tax laws and regulations of the State of Israel and numerous other jurisdictions in which we do business. Many judgments are required in determining our provision for income taxes and other tax liabilities, and the applicable tax authorities may not agree with our tax positions. In addition, our tax liabilities are subject to other significant risks and uncertainties, including those arising from potential changes in laws and/or regulations in the State of Israel and the other countries in which we do business, the possibility of adverse determinations with respect to the application of existing laws, changes in our business or structure and changes in the valuation of our deferred tax assets and liabilities. As of December 31, 2025, we had net operating loss carryforwards (“NOLs”) for Israeli tax purposes of approximately $12.1 million. If we are unable to fully utilize our NOLs to offset taxable income generated in the future, our future cash taxes could be materially and negatively impacted. For further details regarding our NOLs, see Note 21 in our consolidated financial statements included in this Annual Report.

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

We compete in a market that involves rapidly changing technological and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, retain and develop the necessary personnel who can provide the expertise needed across the entire spectrum of our intellectual capital needs. While a number of our key personnel have substantial experience with our operations, we must also develop and exercise our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who depart with qualified or effective successors. Many of the companies with which we compete for experienced personnel have greater resources than us.

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

 Our operations are subject to risks inherent in conducting business globally, including increased complexity and cost of compliance with various laws, regulations and customs of multiple jurisdictions. Key risks include currency exchange fluctuations, changes in exchange controls, loss of business in government and public tenders, governmental actions such as nationalization or expropriation, energy price volatility, raw material availability changes in taxation regimes, import and export restrictions, and evolving trade policy. We also face risks related to anti-bribery and anti-corruption laws, such as the FCPA and the U.K. Bribery Act of 2010, which impose significant compliance obligations and penalties for non-compliance. Additional challenges include pricing restrictions, economic and political instability, cultural differences, intellectual property protection issues, and operational disruptions due to war, terrorism, public health emergencies or social unrest.

Recent changes and ongoing uncertainty in U.S. and international trade policies, export controls, sanctions, tariffs, and industrial policy measures could further impact our operations. Since early 2025, the U.S. government has continued to expand and modify trade restrictions affecting range of countries, industries and products, including measures targeting supply chains, critical materials and cross-border manufacturing. Our products WINRHO SDF, HEPAGAM B and VARIZIG, are manufactured in Canada and imported to the United States; therefore, the imposition, expansion or reimposition of tariffs, duties, export controls or other trade restrictions applicable to Canada or any of our manufacturing or sourcing jurisdictions could cause the costs of these products to increase materially. Additionally, retaliatory tariffs imposed by other countries, restrictions on cross-border payments or logistics, changes in trade agreements, or additional trade restrictions could further impact our sales, supply chain reliability and profitability. We may not be able to pass these increased costs onto our customers or otherwise mitigate these risks effectively, which could result in reduced profit margins and negatively affect our financial performance. These trade policy changes could also disrupt our supply chain, delay regulatory approvals or product availability, require changes to sourcing or manufacturing arrangements, and necessitate strategic adjustments to maintain operational efficiency and stability. See “— Developments in the global economic climate may adversely impact our business.”

We must also comply with trade restrictions and economic sanctions, including restrictions on sales to parties that are listed on (or are owned or controlled by one or more parties listed on) denied party watch lists or that are subject to comprehensive or sector-specific sanctions, as well as restrictions on sales in certain regions. Sanctions laws pose potential, business interruption, liabilities, penalties and reputational risks. The dynamic nature of sanctions and geopolitical developments may necessitate suspending, modifying, withdrawing from or limiting exposure to certain markets. Despite having compliance policies in place, we may face liabilities due to actions by employees or third parties, such as sub distributors, agents, and other intermediaries over whom we do not have complete control. Insurance companies’ risk assessments regarding sanctions and geopolitical risk may limit our ability to obtain insurance in certain markets in which we operate. For example, while our operations have not been materially impacted by Russia’s actions in Ukraine to date, we may face challenges in supplying products to our Russian distributor or receiving payments or may be required to cease such activities entirely due to Russian government actions or changes in applicable sanctions regimes. Non-compliance or changes in applicable laws or their interpretation or enforcement could have an adverse effect on our business, financial condition or results of operations.

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

In addition, local legal systems in countries in which we operate may present challenges in enforcing contractual rights, audit provisions, ownership of intellectual property, and post-termination restrictive covenants. Courts may be slow or unpredictable, and local registration of agency/distributorship arrangements may supersede or complicate contractual terms. Even where disputes are subject to arbitration, enforcement of awards locally may be time-consuming or uncertain. Such factors could increase legal costs, prolong disputes, and adversely affect our business, financial condition, and results of operations.

Developments in the global economic and geopolitical climate may adversely impact our business.

Our operating and financial performance may be adversely affected by volatile and uncertain global economic conditions and geopolitical developments, including developments in the United States, Europe, the Middle East (including Israel), Russia, Latin America, Asia, and other territories. Adverse macroeconomic factors, such as global or local economic slowdowns, persistent inflation, instability in financial markets, periodic stress in the banking and financial services sectors, and concerns regarding sovereign debt or fiscal policy, may negatively impact our performance. Many of our key markets, including the United States, Latin America, and member states of the Commonwealth of Independent States, have in the past experienced, and may again experience, significant economic downturns characterized by declines in housing markets, high levels of unemployment and underemployment, reduced consumer spending, and lower corporate earnings or losses across multiple industries, leading to reduced investment in growth. In particular, global economic and financial conditions may be adversely affected by increased trade protectionism and economic fragmentation, including U.S. tariff policies, export controls, and potential retaliatory measures by other countries. Such developments could heighten the risk of a global trade war, disrupt international supply chains, contribute to higher inflation, and negatively affect global economic growth, potentially resulting in recessionary conditions. The extent, duration, and ultimate impact of tariffs and related trade measures on macroeconomic conditions and on our business remain uncertain and depend on various factors, including the pace and outcome of ongoing negotiations between the United States and affected countries, retaliatory actions by other governments, changes in trade agreements, and the scope of tariff exemptions.

A recessionary or inflationary economic environment may adversely affect demand for our plasma-derived protein therapeutics. As a result of job losses or rising living costs, patients in the U.S. and other markets may lose medical insurance and be unable to purchase needed medical products or may be unable to pay their share of deductibles or co-payments. Hospitals may steer patients adversely affected by the economy to less costly therapies, resulting in a reduction in demand, or demand may shift to public health hospitals, which purchase our products at a lower government price. A recessionary economic environment may also lead to increased pricing scrutiny and pressure for reimbursement of new drugs, which may adversely affect the demand for our current and future plasma-derived protein therapeutics.

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

Changes to tax legislation in the United States, as well as the issuance of administrative rulings or court decisions, could impact our business. Tax legislation enacted in recent years made significant and wide-ranging changes to the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Many aspects of such legislation that could affect our business remain subject to considerable uncertainty. Further, it is impossible to predict the occurrence or timing of any additional tax legislation or other changes in tax law that materially affect our business or investors.

H.R. 1., also known as the One Big Beautiful Bill Act (the “OBBBA”), was enacted on July 4, 2025. The legislation includes several provisions that may impact the timing and magnitude of certain tax deductions with respect to U.S. research and development costs, business interest expense, in addition to other tax changes with effective dates beginning in 2025. We are currently evaluating the provisions of the OBBBA to assess their potential impact on our financial position, results of operations and cash flows.

Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, might negatively impact our financial results.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards, including but not limited to IFRS 18, which is expected to be effective for annual reporting periods beginning on or after 1 January 2027, as well as changes in these standards interpretation, we might be required to change our accounting policies, particularly concerning revenue recognition. In addition, we may be required to alter our operational policies to reflect new or amended financial reporting standards, or to restate our published financial statements. Such changes might have an adverse effect on our reputation, business, financial position, and profit, or cause an adverse deviation from our revenue and operating profit targets.

Sustainability and environmental, social, and governance (“ESG”) initiatives could increase our costs or otherwise adversely impact our business.

In recent years, public companies have faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition, or results of operations. In 2025, we issued our first ESG report. Although the costs we incurred in the process were not material, future initiatives in connection with ESG practices and disclosures may be costly and may not achieve the desired effect. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital, and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

Capital Expenditures

For a discussion of our principal capital expenditures for the three years ended December 31, 2025, and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.	Business Overview

We are a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. Our strategy is focused on driving profitable growth through four primary growth pillars:

First, organic growth of our commercial portfolio, including continued investment in the commercialization and life cycle management of our Proprietary Products. Our Proprietary Products consist of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, and two types of equine-based anti-snake venom (“ASV”) products.

Second, distribution of third-party pharmaceutical products in Israel through in-licensing partnerships, including the launch of several biosimilar products in Israel, as well as expansion, during 2026, of such distribution activities to the MENA region.

Third, we are ramping up our plasma collection operations to support revenue growth through the sale of normal source plasma (“NSP”) to other plasma-derived manufacturers and to support our increasing demand for hyper-immune specialty plasma. We currently own three operating plasma collection centers in the United States, located in Beaumont, Texas; in Houston, Texas, which obtained FDA approval in August 2025; and in San Antonio, Texas, which commenced operations in March 2025 for which an FDA site audit was completed in February 2026 and we expect to receive FDA approval during the first half of 2026. We are in active discussions with potential customers to secure long-term sales agreements for NSP, and anticipate initiating sales of NSP during the second half of 2026.

Fourth, we aim to secure new merger and acquisition (“M&A”), business development, in-licensing and/or collaboration opportunities during 2026. These anticipated transactions aim to leverage our financial strength, enhance our marketed products portfolio, and generate synergies with our existing commercial operations to drive long-term profitable growth. We are targeting the acquisition or in-licensing of commercial products. These products may be plasma-derived, allowing us to utilize manufacturing synergies, or non-plasma-derived, leveraging our commercial, marketing, and distribution capabilities to diversify our offerings and address a broader range of specialty, rare, and serious conditions. We may also explore manufacturing services agreements to manufacture plasma-derived products for other companies, which can provide additional revenue streams and leverage our expertise in plasma-derived biopharmaceuticals.

Our Commercial Activities

Our commercial activities operate in two segments: the Proprietary Products segment, which encompasses our portfolio of specialty plasma therapies and NSP, and the Distribution segment, which encompasses the commercialization of in-licensed third-party biopharmaceutical products.

Proprietary Products Segment

The Proprietary Products segment includes our specialty plasma therapies product portfolio, which is comprised of six FDA-approved plasma-derived biopharmaceutical products: KEDRAB, GLASSIA, CYTOGAM, WINRHO SDF, VARIZIG and HEPAGAM B, as well as KAMRAB, KAMRHO (D) and two types of equine-based ASV products. We distribute these products directly and through strategic partners or third-party distributors in over 30 countries. We manufacture our Proprietary Products at our cGMP production facility in Beit Kama, Israel, which is registered with the FDA, using our proprietary platform technology and know-how for the extraction and purification of proteins and immunoglobulins (“IgGs”) from human plasma, as well as at third party contract manufacturing facilities. In addition, our Proprietary Products segment includes our plasma collection operations, where we collect Anti-Rabies and Anti-D hyper-immune plasma for the manufacture of some of our Proprietary Products (WINRHO SDF, KAMRAB and KEDRAB) as well as NSP for sale to third parties.

Our Proprietary Products segment sales totaled $156.2 million, $141.4 million and $115.5 million for the years ended December 31, 2025, 2024, and 2023, respectively. Most revenues from the Proprietary Products segment are generated from sales in the United States 55%, 71% and 64% for the years ended December 31, 2025, 2024 and 2023, respectively). For more information regarding the geographical sales breakdown see “Item 5. Operating and Financial Review and Prospects.”

We expect that KEDRAB, GLASSIA and CYTOGAM, which combined accounted for approximately 50% of our revenues and approximately 70% of our gross profitability in the year ended December 31, 2025, will continue to be our leading products in our existing Proprietary Products portfolio for the foreseeable future.

Our revenues from sales of KEDRAB to Kedrion during 2025 totaled $53.6 million, compared to $50.0 million and $32.8 million during 2024 and 2023, respectively. The increase in 2025 sales compared to 2024 is related to increased demand for KEDRAB in the U.S. market as well as Kedrion’s inventory management and timing of product supply, while the increase between 2024 and 2023 reflects increased demand for KEDRAB in the U.S. market as well as improved financial terms under the fifth amendment to the supply and distribution agreement entered into in January 2025. KEDRAB’s in-market sales in the United States grew by approximately 14% between 2024 and 2025.

Our total revenues from the sales of KAMRAB (our HRIG product, sold outside the U.S. market) during 2025 totaled $17.2 million, compared to $11.7 million and $12.5 million during 2024 and 2023, respectively. The increase in 2025 sales is associated with increased demand for the product in the various markets in which it is being distributed, as well as continued increase in average sale price in these markets.

During 2025, total revenues derived from GLASSIA sales outside the U.S and Canadian markets, mainly Argentina, Russia, Israel and Switzerland (in some of these markets under a different brand name), increased to $19.4 million, compared to $15.2 million and $7.4 million during 2024 and 2023, respectively. The increase in GLASSIA revenue in these other markets in 2025, compared to 2024 and 2023, is mainly attributable to newly diagnosed AATD patients receiving GLASSIA treatment. During 2025, our revenues included approximately $1.2 million in income on account of an achieved sales milestone pursuant to our distribution agreement with our distributor in Russia.

In 2025, we recognized $15.8 million in sales-based royalty income from GLASSIA sales in the United States and Canada by Takeda, compared to $16.9 million and $16.1 million in 2024 and 2023, respectively. While, based on information provided by Takeda, sales of GLASSIA in these markets increased between 2024 and 2025, our royalty income decreased during 2025 due to the reduction in the royalty rate from 12% to 6% of net consolidated sales (in both territories), commencing in August 2025. Based on current GLASSIA sales by Takeda, projected future growth, and the new royalty rate, we expect annual royalties on sales of GLASSIA by Takeda during 2026 to be approximately $10 million and in the range of $10 million to $20 million per year for 2027 to 2040. Pursuant to our licensing agreement with Takeda, we are entitled to a guaranteed minimum of $5 million in annual royalty income through 2040.

Total revenues from sales of CYTOGAM for the years ended December 31, 2025, 2024 and 2023, were $17.1 million, $22.5 million and $17.2 million, respectively. We believe that the decline in CYTOGAM sales in 2025 compared to 2024 was primarily due to increased usage of antivirals such as letermovir and maribavir resulting from improvements in their market access coverage. CYTOGAM and the antivirals are used to prevent CMV infection, a common post-transplant infectious complication that remains a significant medical need despite recent advances in antiviral drug therapies.

Our promotional efforts for CYTOGAM are focused on enhancing awareness among the medical community of the benefits of using CYTOGAM in conjunction with the antivirals due to the complementary mechanisms of action of both treatments, as well as identifying specific solid organ transplant patient profiles that are at higher risk for CMV post-transplant and may benefit from additional CMV protection with CYTOGAM.

We believe that our current promotional activities, supported by new clinical data, are expected to lead to increased demand for the product in the coming years. In 2025, we launched a post marketing research program in collaboration with leading KOLs, aimed at generating key data in support of the benefits of CYTOGAM. We believe that the program, which is directed at advancing CMV disease management through novel strategies focused on late-onset CMV prevention and mitigation of active CMV disease, exploring alternative dosing strategies, and investigating potential new applications of CYTOGAM, will provide updated clinical data that would support increasing physicians’ awareness of the product’s unique properties.

As part of the research program, in November 2025 we initiated a post-marketing clinical trial of CYTOGAM to prevent late CMV infection titled “Strategic Help with Immunoglobulin to Enhance protection Against Late Disease (CMV),” or SHIELD. The SHIELD study is a prospective, randomized, controlled multicenter investigator-initiated study in CMV high-risk kidney transplant recipients, conducted together with leading experts and KOLs in CMV and organ transplantation: Camille Kotton, M.D., Infectious Disease Specialist and Clinical Director, Transplant and Immunocompromised Host Infectious Diseases at Massachusetts General Hospital, and David Wojciechowski, D.O., Medical Director of the Kidney Transplantation Program at the University of Texas Southwestern Medical Center. Both investigators are recognized experts in transplant-related infections. The SHIELD study will investigate the benefits of CYTOGAM administered at the conclusion of antiviral prophylaxis to reduce the risk of clinically significant late CMV in kidney transplant recipients who are CMV seronegative and have a CMV seropositive donor. These patients are at the highest risk of developing late-onset CMV infection, which is associated with worse transplant recipient health and outcomes.

Total revenues from WINRHO SDF, VARIZIG and HEPAGAM B for the years ended December 31, 2025, 2024 and 2023, was $31.4 million, $22.3 million and $26.7 million, respectively. The increase in sales between 2025 and 2024 is associated with increased sales of all three products which was achieved through multiple actions, including increased awareness of the benefits of VARIZIG and HEPAGAM B in the U.S. market and the securing of supply tenders for WINRHO SDF in the MENA region and VARIZIG in Latin America.

Our total revenues from the sales of our other Proprietary Products, including KAMRHO (D) IM (for prophylaxis of hemolytic disease of newborns), ASVs sold to the IMOH, as well as collected plasma were $1.7 million in 2025, compared to $2.8 million and $2.8 million during 2024 and 2023, respectively.

Over the past several years, we have invested in the expansion of our plasma collection capabilities and believe these efforts will better support our hyper-immune plasma needs, potentially lower our raw material costs, and generate additional revenue through sales of collected NSP to third parties. During 2024 and 2025, we opened two new plasma collection centers in Houston, Texas (approved by the FDA in August 2025 for the collection of NSP) and in San Antonio, Texas (which was inspected by the FDA in February 2026). Each of the Houston and San Antonio collection centers, once fully operational, is expected to contribute annual revenues of approximately $8 million to $10 million in sales of normal source plasma. Additionally, we own a plasma collection center in Beaumont, Texas, acquired in March 2021, which is registered with the FDA and specializes in the collection of hyper-immune plasma for the manufacture of WINRHO SDF, KEDRAB and KAMRAB.

Distribution Segment

In the Distribution segment, we leverage our expertise and presence in the Israeli biopharmaceutical and healthcare market to distribute in Israel more than 25 pharmaceutical products that we have exclusively licensed from international manufacturers. Sales generated by our Distribution segment during 2025 totaled $24.3 million, as compared to $19.5 million and $27.1 million during 2024 and 2023, respectively. The increase in revenues during 2025 compared to the prior year is primarily the result of the launch of two biosimilar products as well as increased demand for certain other products in our portfolio.

As part of our Distribution segment, we have licensed a portfolio of biosimilar products from multiple international companies for distribution in Israel. Through the end of 2025, we launched two products from this portfolio in Israel and generated $2.4 million in sales during 2025 associated with the sales of these products. Two additional biosimilar products are expected to be launched during 2026, and the remaining biosimilar products are expected to be launched in Israel over the coming years, at a rate of approximately 1-3 products per year, subject to the EMA and subsequently the IMOH approvals, while continuing to explore opportunities to in-license additional biosimilar products and expand the portfolio. We believe that sales generated by the launch of biosimilar products will serve as a major growth and profitability catalyst for our Distribution segment. We estimate that revenues from the sales of our existing biosimilar products portfolio in Israel will increase to between approximately $15 million and $20 million within the next four to five years and will continue to grow thereafter, subject to the continued launch of the entire portfolio as scheduled.

We are currently expanding the distribution of our in-licensed products into the MENA region by engaging third-party pharmaceutical companies to register and distribute these products in the region.

2026 Financial Guidance

We currently expect to generate total revenues for the fiscal year 2026 in the range of $200 million to $205 million and adjusted EBITDA in the range of $50 million to $53 million. The midpoint of the projected 2026 revenue and adjusted EBITDA forecast represents a year-over-year increase of 13% in revenues and 23% in adjusted EBITDA. For details regarding the use of non-IFRS measures, see “Item 5. Operating and Financial Review and Prospects—Non-IFRS Financial Measures.”

Proprietary Products

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

KAMRAB/KEDRAB

KAMRAB is a hyper-immune Human plasma-derived Rabies Immune Globulin (HRIG) therapeutic for prophylactic treatment against rabies infection that is administered to patients after exposure to an animal suspected of being infected with rabies. KAMRAB is manufactured at our manufacturing facility in Beit Kama, Israel from plasma that contains high levels of antibodies from donors that were previously vaccinated by an active rabies vaccine. KAMRAB is administered by a one-time injection, and the precise dosage is a function of the patient’s weight (20 IU/kg).

According to WHO, rabies is estimated to cause 59,000 human deaths annually in over 150 countries and each year more than 29 million people worldwide receive a post-bite rabies vaccination, which is estimated to prevent hundreds of thousands of rabies deaths annually. According to the U.S. Centers for Disease Control and Prevention (CDC), each year 1.4 million Americans receive healthcare for a possible rabies exposure, 100,000 receive post-exposure prophylaxis, and fewer than 10 die from rabies, thanks to effective prevention efforts. The CDC recommends that post-exposure prophylaxis (“PEP”) treatment for people who have never been vaccinated against rabies previously should always include administration of both HRIG and rabies vaccine. According to the CDC, the combination of HRIG and vaccination is recommended for both bite and non-bite exposures, regardless of the interval between exposure and initiation of treatment.

We market KEDRAB in the United States through a strategic distribution and supply agreement with Kedrion that we entered into in July 2011 for the clinical development and marketing in the United States of KAMRAB. See “— Strategic Partnerships — Kedrion (KEDRAB and Other Products Distributed in Israel).” Based on the results of a phase 2/3 clinical study, in August 2017, we received FDA approval for the marketing of KAMRAB in the United States for PEP against rabies infection, and in April 2018 we, together with Kedrion, launched the product in the United States under the trademark KEDRAB.

In June 2021, the FDA approved a label update for KEDRAB, establishing the product’s safety and effectiveness in children aged 0 to 17 years. The updates to the KEDRAB label were based on data from the KEDRAB U.S. post-marketing pediatric study. The 84-day study included 30 pediatric patients (ages 0-17 years old), each of whom received KEDRAB as part of PEP treatment following exposure or suspected exposure to an animal suspected or confirmed to be rabid. No serious adverse events were observed during the study. No incidence of rabies disease or deaths were recorded throughout the study period.

In December 2023, we entered into a binding memorandum of understanding with Kedrion for the amendment and extension of the distribution agreement between the parties, which represents the largest commercial agreement secured by us to date. Subsequently, in January 2025, we entered into the fifth amendment to the supply and distribution agreement, which memorializes the agreements and undertakings set forth in the binding memorandum of understanding, along with additional terms and conditions. Under these agreements, Kedrion committed to purchasing minimum quantities of KEDRAB during the first four years (i.e., 2024 through 2027) of the eight-year term that began in January 2024, generating projected minimum aggregate revenues for us of approximately $180.0 million over such four-year period, of which a minimum of approximately $90.0 million is to be acquired during the remaining two years of such four-year period (i.e., 2026 through 2027). The distribution and supply agreement, as amended, includes the potential expansion of KEDRAB distribution by Kedrion to other territories beyond the United States.

In December 2024, we secured an agreement to supply KAMRAB to an international organization, which also serves as Regional Office for the WHO, for further distribution in Latin America during the years 2025-2027.

GLASSIA

GLASSIA is a plasma derived intravenous AAT product, that is indicated by the FDA for chronic augmentation and maintenance therapy in adults with emphysema due to congenital AATD. AAT is a naturally occurring protein found in a derivative of plasma known as fraction IV. AAT regulates the activity of certain white blood cells known as neutrophils and reduces cell inflammation. Patients with genetic AATD suffer from a chronic inflammatory state, lung tissue damage and a decrease in lung function. While GLASSIA does not cure AATD, it supplements the patient’s insufficient physiological levels of AAT and is administered as a chronic treatment. As such, the patient must take GLASSIA indefinitely over the course of his or her life, to maintain the benefits provided by it. GLASSIA is administered through a single weekly intravenous infusion.

In the United States and Europe, we believe that AATD is currently significantly under-diagnosed and under-treated. Based on information published by the Alpha-1 Foundation, there are approximately 100,000 people with AATD in the United States and about the same number in Europe, and we estimate, based on medical literature, that less than 10% of all potential cases of AATD are treated. We believe that the primary reasons for this significant gap in the United States and Europe are under diagnosis of patients suffering from AATD, the absence of insurance reimbursement in various European countries, lengthy and complicated regulatory and reimbursement processes required to commence sales of AAT products in new markets. Similar reasons limit the diagnosis and usage of AATD treatment in other territories outside of the United States and Europe. We expect the number of patients treated for AATD to continue to increase going forward as awareness of AATD increases and given that several European countries have recently approved reimbursement for treatment of AATD, we believe that additional European countries will approve such reimbursement during the coming years. Based on a market analysis report published in 2023 by Cantor Fitzgerald, the global AATD augmentation therapy market is expected to grow at a compound annual growth rate of 7.2% at least through 2032.

The estimated annual cost of treatment in the United States is between $80,000 and $120,000 per each AATD patient, depending on the patient’s body weight. In the United States, Canada, in some of the European countries and in Israel, Argentina and Russia we believe that most of the cost of treatment is covered by medical insurance programs.

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

GLASSIA obtained FDA approval in July 2010, and sales commenced in October 2010. As part of the approval, the FDA requested that we conduct post-approval Phase 4 clinical trials, as is common in the pharmaceutical industry, aimed at collecting additional safety and efficacy data for GLASSIA. According to our agreement with Takeda (See “— Strategic Partnerships — Takeda (Glassia)”), the Phase 4 clinical trials are financed and managed by Takeda, provided that if the cost of such Phase 4 clinical trials exceeds a pre-defined amount, we will participate in financing such trial up to a certain amount by offsetting such amounts from future royalties due from Takeda. The first Phase 4 safety study completed enrollment of a total of 30 subjects in the United States and Canada during 2020 and its clinical study report was completed and was submitted to the FDA in 2022. The second Phase 4 efficacy study was initiated during 2016 and was terminated two years after initiation based on the DSMB’s recommendation due to very low recruitment rates. In 2019, Takeda submitted a revised Phase 4 protocol to the FDA. Following several interactions with the FDA with respect to the Phase 4 efficacy study requirements, Takeda decided not to continue to pursue the study, however this matter remains unresolved pending the FDA’s approach to IV AAT cluster products.

The majority of GLASSIA sales are in the United States (by Takeda) and, commencing in 2024, GLASSIA is also being sold by Takeda in Canada, through our companies’ strategic partnership. Since March 2022, we have been receiving royalties on GLASSIA sales manufactured by Takeda in the United States, and, commencing in 2024, in Canada. We will be entitled to royalty income on sales of GLASSIA by Takeda in Australia and New Zealand, to the extent that GLASSIA will be approved, and sales will be generated in these markets by Takeda in the future. The royalty income was at a rate of 12% on net consolidated sales (in all applicable territories) through August 2025, and at a rate of 6% thereafter, until 2040, with a guaranteed minimum of $5 million annually from 2022 to 2040. Through 2021, we generated revenues from sales of GLASSIA, manufactured by us, to Takeda for further distribution in the United States. During 2021, Takeda completed the technology transfer of GLASSIA manufacturing to its facility in Belgium, received the required FDA approval, and began its own production of GLASSIA for the U.S. market. In addition, Takeda obtained marketing authorization approval for GLASSIA from Health Canada in 2021. In December 2023, Takeda announced that it entered into a two-year contract with the Canadian Blood Services (“CBS”) for the supply of GLASSIA, which commenced in early 2024.

We also market GLASSIA in other counties, mainly Argentina, Russia, Israel and Switzerland (in some of these markets under a different brand name), through local distributors. In May 2023, Swissmedic, the national authorization and supervisory authority for drugs and medical products in Switzerland, granted marketing authorization for GLASSIA for AATD in Switzerland. We have partnered with the IDEOGEN Group, a company focused on the commercialization of specialty medicines for rare diseases across Europe, for the commercialization of GLASSIA in Switzerland, and GLASSIA was commercially launched in Switzerland in December 2023, upon obtaining the required reimbursement coverage.

CYTOGAM

CYTOGAM (CMV-IGIV), which we acquired from Saol in November 2021, is indicated for the prophylaxis of CMV disease associated with the transplantation of the kidney, lung, liver, pancreas and heart. Approved by the FDA in 1998, CYTOGAM is the sole FDA-approved plasma-derived IgG product for this indication.

CYTOGAM is administered within 72 hours after transplantation and then in weeks 2, 4, 6, 8, 12 and 16 after transplantation. The precise dosage is adjusted according to the patient’s weight. CMV seroprevalence in the United States is estimated to be 75% among adults. CMV is typically passed through direct personal contact. A seropositive status indicates exposure to the virus and development of antibodies against CMV. After initial infection, CMV establishes lifelong latency in the host. Immunocompetent individuals possess adequate immunity to protect them from infection and clinical symptoms, whereas immunocompromised patients, such as solid organ transplant patients, are vulnerable to both de novo primary and reactivation CMV infections. In the case of a solid organ transplant, CMV seronegative recipients (recipient negative (R-)) receiving CMV seropositive organs (donor positive (D+)) have the highest risk of CMV infection and disease. The weighted average incidence of CMV disease from clinical trials with current preventative strategies in CMV D+/R- patients has been reported as 25% in kidney 13% in liver, 15% in lung, and 10% in heart transplant recipients. Investigational studies have shown that administration of CMV-IGIV is associated with neutralization of free CMV particles and immunomodulation that may attenuate and reduce the incidence of CMV disease post-transplant as part of a prophylactic regimen that includes concomitant anti-viral therapy.

Based on the Organ Procurement and Transplantation Network, 49,064 solid organ transplant procedures were performed in the United States in 2025. Transplantation numbers have grown as a result of increasing and more effective usage of organs from less traditional donors, including older individuals and people who have died of cardiorespiratory failure. Several available antivirals (ganciclovir and valganciclovir) are being used and are considered standards of care for the prevention of CMV infection in high-risk patients. As CMV infection in immunocompromised solid organ transplant patients can be severe and life-threatening, we believe that administration of CYTOGAM together with available antivirals may provide additional protection in preventing CMV disease for certain high-risk transplant populations, such as lung transplant patients, due to its complementary mechanism of action to antiviral drug therapy. We believe there is under-utilization of CYTOGAM as CMV prophylaxis in specific CMV high-risk patient profiles across all organs (short-telomere syndrome in lung transplant patients or kidney transplant patients with delayed graft function and belatacept-based immunosuppression).We are currently advancing a comprehensive clinical program, which includes prospective investigator-initiated studies, aimed at generating data to support the ongoing use of CYTOGAM and identifying potential innovative applications. Through our continuous efforts to communicate new and existing clinical data for CYTOGAM, we aim to achieve increased utilization.

Over the past four years we have engaged KOLs in the United States to study and present their ongoing clinical experiences with CYTOGAM for scientific knowledge exchange and to support further research of CYTOGAM. At the American Transplant Congress in 2024, Jennifer Chow, MD, Transplant Infectious Diseases specialist at Tufts Medical Center, presented the results of an investigator-initiated study (“IIS”) analyzing the stored samples of a previously conducted placebo-controlled randomized controlled interventional study of CYTOGAM prophylaxis that demonstrates the potential anti-viral and disease attenuation effect of CYTOGAM in moderate to low CMV risk liver transplant patients. In April 2025, we presented the results of internal research comparing the functional properties of CYTOGAM and regular intravenous immune globulin (IVIG) against CMV and other common viruses at the International Society for Heart & Lung Transplantation 2025 Annual Meeting. The study demonstrates that CYTOGAM has 4-fold higher anti-CMV antibodies than regular IVIGs, while also highlighting the polyvalent characteristics of both hyperimmune globulins, such as CYTOGAM, and regular IVIGs, which are not well described in the literature. In July 2025, the results of an investigator-initiated, single-center, long-term follow-up (8 years) retrospective study were published in Clinical Transplantation. The study was conducted by Fernando Torres, M.D., Clinical Chief, Division of Pulmonary and Critical Care at University of Texas Southwestern Medical Center, and consisted of 324 lung-transplant patients, evaluating the real-world use of CYTOGAM in combination with anti-viral agents for the prevention of CMV disease in high-risk CMV mismatch lung transplant recipients (CMV seronegative patients receiving a lung from a seropositive donor). The authors concluded that the use of a proactive multimodality CMV prophylaxis consisting of antivirals and immune augmentation with CMV immunoglobulin attenuated the negative impact of CMV D+/R by enabling high-risk patients to achieve long-term survival and CLAD (Chronic Lung Allograft Dysfunction) outcomes similar to non-high-risk patient recipients.

In May 2025, we launched a new post-marketing research program aimed at generating key data on the benefits of CYTOGAM in the management of CMV in solid organ transplantation. The program includes a total of ten studies that are being conducted in collaboration with leading U.S. physicians, primarily as investigator-initiated studies. Results from these studies are expected to be published and/or presented in peer-reviewed scientific journals and at major medical meetings over the coming years. The clinical program includes three prospective clinical studies that are actively screening patients for enrollment. In July 2025, the first patient was enrolled in a prospective, single-center clinical study regarding the prophylactic use of CYTOGAM for CMV infection or disease in solid organ transplant recipients. In November 2025, the first patient was enrolled in the SHIELD study, a prospective, randomized, controlled, multicenter, investigator-initiated clinical trial evaluating the role of CYTOGAM in reducing the risk of late CMV disease following completion of standard antiviral prophylaxis in high-risk kidney transplant recipients.

In December 2025, the third annual Kamada Scientific Advisory Board meeting, consisting of six U.S.-based renowned thought leaders in neonatology, pediatric infectious disease, and CMV, was held. During the meeting, innovative investigator-initiated research regarding postnatal CMV in very preterm infants and potential opportunities for CYTOGAM was discussed. Additionally, the participants provided feedback regarding unmet needs related to congenital and postnatal CMV, including future potential research and development possibilities.

CYTOGAM is registered and sold in the United States and Canada.

CYTOGAM is manufactured at our facility in Beit Kama, Israel, and has been available for commercial sale in the United States since October 2023, following FDA approval in May 2023 for the technology transfer to manufacture CYTOGAM at our facility. The FDA approval marks the successful completion of the technology transfer process of CYTOGAM from the previous manufacturer, CSL Behring. In the fourth quarter of 2023, CYTOGAM manufactured at our facility in Beit Kama was shipped to Canada for the first time, following Health Canada’s approval in July 2023 to manufacture CYTOGAM at our facility.

We believe that our ongoing clinical and medical affairs activities, which include collaborations with leading U.S.-based solid organ transplantation experts to generate and present new real-world data on the benefits of CYTOGAM, as well as planned prospective investigator-initiated studies evaluating the benefits and potential innovative uses of CYTOGAM, will continue to raise awareness of CYTOGAM. These efforts aim to explore new approaches to current clinical practices in CMV prevention in solid organ transplantation as well as innovative new applications for CYTOGAM, which are expected to support sustained sales growth.

WINRHO SDF

WINRHO SDF is a Rho(D) Immune Globulin Intravenous (Human) product indicated for use in clinical situations requiring an increase in platelet count to prevent excessive hemorrhage in the treatment of non-splenectomies, for Rho(D)-positive children with chronic or acute immune thrombocytopenic purpura (“ITP”), adults with chronic ITP, and children and adults with ITP secondary to HIV infection. WINRHO SDF is also used for suppression of Rhesus (Rh) Isoimmunization during pregnancy and other obstetric conditions in non-sensitized, Rho(D)-negative women. WINRHO SDF, approved by the FDA in 1995, which we acquired from Saol in November 2021.

ITP is a blood disorder characterized by a decrease in the number of platelets – the cells that help blood clot. Findings published during 2019 suggest that nearly 20,000 children and adults are newly diagnosed with ITP each year in the United States. Rho(D) immunoglobulin is an effective option for rapidly increasing platelet counts in patients with symptomatic ITP.

Hemolytic Disease of the Newborn (“HDN”) is a blood disorder in a fetus or newborn infant. In some infants, it can be fatal. During pregnancy, Red Blood Cells (“RBCs”) from the unborn baby can cross into the mother’s blood through the placenta. HDN occurs when the immune system of the mother identifies the baby’s RBCs as foreign. Antibodies then develop against the baby’s RBCs. These antibodies attack the RBCs in the baby’s blood and cause them to break down too early. Rho(D) immunoglobulin is administered to Rh-negative pregnant women as prophylactic therapy, to prevent the disease.

In the U.S. market, WINRHO SDF is primarily used for the treatment of ITP. Following an FDA black box warning for Intravascular Hemolysis (IVH) issued in 2011, as well as the introduction of new ITP therapies, its sales in the U.S. market declined significantly between 2011 to 2017 and have since remained relatively flat. Currently, WINRHO SDF competes in the U.S. market with other ITP treatments, including TPO-RA agents (e.g., Eltrombopag), corticosteroids, IVIG and splenectomy. In 2024, WINRHO SDF was extensively used in the United States to treat HDN due to a shortage of competing products. This shortage was resolved by the fourth quarter of 2024, leading to a return of its primary use for ITP treatment.

We obtained FDA acknowledgment for the transfer of the ownership of the BLA for WINRHO SDF in September 2022. The ownership transfer of the drug identification number (“DIN”) for WINRHO was approved by Health Canada in June 2022. We have obtained approval for the transfer of registration ownership of the product in all other applicable territories, other than Hong Kong, where the process is ongoing.

WINRHO SDF is currently manufactured by Emergent under a contract manufacturing agreement assigned to us by Saol upon the consummation of the acquisition. We expect to continue manufacturing the product with Emergent in the foreseeable future and are planning to initiate a transition of the manufacturing of WINRHO SDF to our facility in Beit Kama, Israel. Such transition would require certain changes to manufacturing processes, potential amendments to the contract manufacturing agreement with Emergent, and the receipt of required regulatory approvals. We anticipate that such transition will be completed within four to five years.

Our KAMRHO (D) is a comparable product to WINRHO SDF and is approved for HDN in various international markets. The two products are registered and distributed in different markets.

VARIZIG

VARIZIG (Varicella Zoster Immune Globulin (Human)) is a product that contains antibodies specific for Varicella-zoster virus (“VZV”), and it is indicated for post-exposure prophylaxis of varicella (chickenpox) in high-risk patient groups, including immunocompromised children, newborns, and pregnant women. VARIZIG is intended to reduce the severity of chickenpox infections in these patients. The CDC recommends Varicella zoster immune globulin (human) (such as VARIZIG) for post-exposure prophylaxis of varicella for persons at high-risk for severe disease who lack evidence of immunity to varicella. VARIZIG, approved by the FDA in 2012, is the sole FDA-approved IgG product for this indication, which we acquired from Saol in November 2021.

VZV causes varicella (chickenpox), a common childhood illness, and herpes zoster (shingles), which is caused by the reactivation of VZV. The incidence of herpes zoster increases with age or immunosuppression. Individuals at highest risk of developing severe or complicated varicella include immunocompromised individuals, preterm infants, and pregnant women. It has been demonstrated that administering VARIZIG post-exposure to VZV is associated with low rates of varicella in high-risk patients and reduces severity of varicella in immunocompromised children and adults.

We received FDA acknowledgment for the transfer of the ownership transfer of the BLA for VARIZIG in September 2022. Health Canada approved the DIN ownership transfer in June 2022.

In December 2024, we were awarded a tender to supply VARIZIG to an international organization, which also serves as the Regional Office for the WHO, for further distribution across Latin America for the years 2025-2027.

VARIZIG is currently manufactured by Emergent under a contract manufacturing agreement assigned by Saol upon the consummation of the acquisition. We expect to continue manufacturing the product with Emergent in the foreseeable future and are planning to initiate a transition of the manufacturing of VARIZIG to our facility in Beit Kama, Israel. Such transition would require certain changes to manufacturing processes, potential amendments to the contract manufacturing agreement with Emergent, and the receipt of required regulatory approvals. We anticipate that such transition will be completed within four to five years.

In October 2022, we were awarded an extension of a then-existing tender from CBS, which manages the supply of blood and plasma products across all Canadian provinces and territories, excluding Quebec, for the supply of the four IgG products: CYTOGAM, HEPAGAM, VARIZIG and WINRHO SDF, for three years, commencing on April 1, 2023, for an approximate total value of $22.0 million, securing the continued sales of these products in the Canadian market. In December 2025, the tender was extended, securing ongoing sales of approximately $5.0–$7.0 per year for the period from the second quarter of 2026 through the first quarter of 2028. In Quebec, we supply CYTOGAM, HEPAGAM, VARIZIG and WINRHO SDF under an agreement with Hema-Quebec, initially assigned to us from Saol. In March 2024, we entered into a renewed agreement with Hema-Quebec for CYTOGAM, HEPAGAM, and VARIZIG, for a period of three years, commencing April 2024, and have an option to extend the agreement for up to two additional years. The parties are currently discussing the extension of the agreement. Our revenues from sales of these products in Canada, under both the CBS and Hema-Quebec agreements, totaled $7.8 million for the year ended December 31, 2025, as compared to $7.5 million and $9.1 million during 2024 and 2023, respectively.

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

Liver transplantation is the treatment of choice for patients with end-stage liver disease secondary to chronic hepatitis B. However, liver transplantation is complicated by the risk of recurrent HBV infection, which significantly impairs graft and patient survival. Prevention of HBV reinfection includes use of antiviral therapy, with the addition of HBIG. HBIG treatment is based upon the rationale that administered antibody will bind to and neutralize circulating virions, thereby preventing graft infection.

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

HEPAGAM B is currently manufactured by Emergent under a contract manufacturing agreement assigned by Saol upon the consummation of the acquisition. We expect to continue manufacturing the product with Emergent in the foreseeable future and are planning to initiate a transition of the manufacturing of HEPAGAM B to our facility in Beit Kama, Israel. Such transition would require certain changes to manufacturing processes, potential amendments to the contract manufacturing agreement with Emergent, and the receipt of required regulatory approvals. We anticipate that such transition will be completed within four to five years.

KAMRHO (D)

KAMRHO (D), similar to WINRHO SDF, is indicated for the prevention of HDN. In some infants, it can be fatal. During pregnancy, RBCs from the fetus can cross into the mother’s blood through the placenta. HDN occurs when the immune system of the mother sees a fetus’ RBCs as foreign. Antibodies then develop against the fetus’ RBCs. These antibodies attack the RBCs in the fetus’ or newborn’s blood and cause them to break down too early. Rho(D) immunoglobulin is administered to Rh-negative pregnant women as prophylactic therapy, to prevent the disease. KAMRHO (D) is produced from hyper-immune plasma and is administered through intra-muscular injection (KAMRHO (D) IM). We manufactured and distributed the product through the end of 2024.

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

We manufacture snake bite antiserums pursuant to an agreement with the IMOH, initially entered into in March 2009 following a tender that we won. The agreement has been extended and amended several times since then, under exemption from a tender. The parties have finalized the extension of the agreement until mid-November 2026. Production of our snake bite antiserums began in August 2011, and sales to the IMOH commenced in 2012. Under the agreement, and subject to its terms, the IMOH has undertaken to purchase from us, and we have undertaken to supply to the IMOH, a minimum quantity of snake bite antiserums each year during the term of the agreement.

Over the years we have successfully passed multiple IMOH inspections. Additionally, in 2025, we were audited by the WHO, which inspected the manufacturing of our snake bite antiserum products. This audit was conducted by the WHO to facilitate potential future distribution of these products through the WHO. To date, we have not entered into a supply agreement with the WHO covering these products.

Plasma Collection

As part of our strategy of evolving into a fully integrated specialty plasma company, we established Kamada Plasma LLC, a wholly owned subsidiary, which operates our plasma collection operations in the United States. We currently have three plasma collection centers in the United States.

In March 2021, we acquired our first plasma collection center in Beaumont, Texas. The center is registered with the FDA and specializes in the collection of hyper-immune plasma for the manufacture of WINRHO SDF, KAMRAB and KEDRAB. The Beaumont plasma collection center successfully passed FDA inspections in January 2024 with no critical observations.

In March 2023, we entered into a lease agreement for a facility in Houston, Texas, and in September 2024, after completing construction and obtaining the required site registration, we commenced plasma collection operations at the Houston center. In August 2025, we received FDA supplemental approval for NSP collection operations at the Houston center.

In May 2024, we entered into a lease agreement for a facility in San Antonio, Texas, and in March 2025, after completing construction and obtaining the required site registration, we commenced plasma collection operations at the San Antonio center. We submitted a prior approval supplement to the FDA for the site in June 2025, the FDA site audit was completed during February 2026. We expect that our plasma collection site in San Antonio, Texas, will receive FDA approval during the first half of 2026.

The Houston and San Antonio plasma collection centers are expected to become two of the largest specialty plasma collection centers in the United States, while collecting NSP for sale to third parties.

We also intend to apply for EMA approval of both the Houston and San Antonio plasma collection centers to enable future sales of NSP to potential European customers.

We are ramping up plasma collection at our three collection centers and are in active discussions with potential customers to secure long-term supply agreements for NSP. Once at full collection capacity, each of the Houston and San Antonio collection centers is expected to contribute annual revenues of $8 million to $10 million in sales of NSP.

While we remain dependent on third-party supplies of hyper-immune plasma for the manufacturing of our Proprietary Products, we believe that the expansion of our plasma collection capabilities will enable us to better support our hyper-immune plasma needs and lower manufacturing costs, as well as generate additional revenues through sales of collected NSP to third parties.

Distribution Segment

The Distribution segment encompasses the commercialization and distribution of third-party biopharmaceutical products. We leverage our expertise and presence in the Israeli biopharmaceutical market to distribute more than 25 pharmaceutical products in Israel, exclusively licensed for distribution in Israel from leading international pharmaceutical manufacturers. We engage third-party pharmaceutical companies, register their products with the IMOH, import the products to Israel, and market, sell and distribute them to local HMOs, hospitals and pharmacies. We are currently expanding the distribution operation of in-licensed products to the MENA region by engaging third-party pharmaceutical companies to register and distribute their products in the region.

The primary products that we distribute in Israel include pharmaceuticals for critical care delivered by injection, infusion or inhalation. Sales generated by our Distribution segment during 2025 totaled $24.3 million, compared to $19.5 million and $27.1 million during 2024 and 2023, respectively. Such reported sales are only associated with distribution of products in the Israeli market, as distribution in the MENA region has not yet commenced. The increase in revenues during 2025 is due to the launch of biosimilar products, as well as continued growth in the distribution of our existing product portfolio.

Over the past several years, we have continued to expand our Distribution segment product portfolio to non-plasma derived products, such as licensing a portfolio of biosimilar products from multiple international companies for distribution in Israel. In the first quarter of 2024, we successfully launched our first biosimilar product in Israel, BEVACIZUMAB KAMADA, a biosimilar to Avastin, which is indicated for the treatment of certain types of cancer, including colon cancer, non-small cell lung cancer, and metastatic breast cancer. Sales from the product totaled $2.4 million during 2025 and $1.5 million during 2024. In the fourth quarter of 2025, we successfully completed the launch, in Israel, of our second biosimilar product, PEGFILGRASTIM, a biosimilar to Neulasta, which is indicated for the treatment of neutropenia in patients treated with cytotoxic chemotherapy. Two additional biosimilar products are expected to be launched in Israel during 2026, and the remaining biosimilar products are expected to be launched in Israel over the coming years, at a rate of 1-3 products per year, subject to EMA and subsequently IMOH approvals, while continuing to explore opportunities to in-license additional biosimilar products and expand the portfolio. We believe that sales generated by the launch of the biosimilar products will serve as a major growth and profitability catalyst for our Distribution segment. We estimate that revenues from the sales of our existing biosimilar product portfolio in Israel will increase to between approximately $15 million to $20 million within the next four to five years and will continue to grow thereafter, subject to the continued launch of the entire portfolio as scheduled.

The following table sets forth the products in our Distribution segment that are currently distributed by us in the Israeli market.

Product	Indication	Active Ingredient
Respiratory

BRAMITOB	Management of chronic pulmonary infection due to pseudomonas aeruginosa in patients six years and older with cystic fibrosis	Tobramycin

FOSTER	Regular treatment of asthma where use of a combination product (inhaled corticosteroid and long-acting beta2-agonist) is appropriate	Beclomethasone dipropionate, Formoterol fumarate

TRIMBOW	Maintenance treatment in adult patients with moderate to severe chronic obstructive pulmonary disease (COPD) with Asthma Maintenance treatment of asthma	Beclomethasone dipropionate, Formoterol fumarate, Glycopyrronium as bromide

PROVOCHOLINE	Diagnosis of bronchial airway hyperactivity in subjects who do not have clinically apparent asthma	Methacholine Chloride

AEROBIKA	OPEP device	None

RUPAFIN	Symptomatic treatment of Allergic rhinitis and Urticaria	Rupatadine

RUPAFIN ORAL SOLUTION	Symptomatic treatment of allergic rhinitis in children aged 2 to 11 years and urticaria in children aged 2 to 11 years	Rupatadine

SINTREDIUS	Rheumatoid arthritis, systemic lupus erythematosus, mild-moderate juvenile dermatomyositis. Severe or debilitating allergic conditions, not treatable in a conventional manner such as: bronchial asthma in children, bronchial asthma in adults. Sarcoidosis in children and for maintenance therapy in adults. Acquired haemolytic anaemia.	Prednisolone as Sodium Phosphate

Immunoglobulins

IVIG	Treatment of various immunodeficiency-related conditions	Gamma globulins (IgG) (human)

VARITECT	Preventive treatment after exposure to the virus that causes chicken pox and zoster herpes	Varicella zoster immunoglobulin (human)

ZUTECTRA	Prevention of HBV re-infection in HBV-DNA negative patients 6 months after liver transplantation for hepatitis B induced liver failure	Hepatitis B immunoglobulin (human)

HEPATECT CP	Prevent contraction of Hepatitis B by adults and children older than two years	Hepatitis B immunoglobulin (human)

MEGALOTECT CP	Contains antibodies that neutralize CMV viruses and prevent their spread in immunologically impaired patients	CMV immunoglobulin (human)

Critical Care

HEPARIN SODIUM INJECTION	Treatment of thrombo-embolic disorders such as deep vein thrombosis, acute arterial embolism or thrombosis, thrombophlebitis, pulmonary embolism, fat embolism. Prophylaxis of deep vein thrombosis and thromboembolic events	Heparin sodium

ALBUMIN and ALBUMIN	Maintains a proper level in the patient’s blood plasma	Human serum Albumin

Coagulation Factors

Factor VIII	Treatment of Hemophilia Type A diseases	Coagulation Factor VIII (human)

Factor IX	Treatment of Hemophilia Type B disease	Coagulation Factor IX (human)

COAGADEX	Treatment specifically for hereditary factor X deficiency	Coagulation factor X

Vaccinations

IXIARO	Active immunization against Japanese encephalitis in adults, adolescents, children and infants aged 2 months and older	Japanese encephalitis purified inactivated vaccine

VIVOTIF	Immunization against disease caused by Salmonella Typhi	Typhoid vaccine live oral

RABIPUR – Rabies Vaccine	Active immunization against rabies for pre-exposure and post-exposure prophylaxis in all age groups	Inactivated rabies virus (Flury LEP strain) grown in purified chick embryo cells (PCEC)

Metabolic Disease

PROCYSBI	Nephropathic cystinosis in adults and children 1 year of age and older	Cysteamine Biartrate

LAMZEDE	Treatment of alpha-mannosidosis	Velmanase alfa

RYPLAZIM	Treatment of patients with plasminogen deficiency type 1 (hypoplasminogenemia)	Plasminogen, human-tvmh)

Oncology

ELIGARD	Management of advanced prostate cancer	Leuprolide acetate

BIOSIMILARS

BEVACIZUMAB KAMADA	A monoclonal antibody medication used to treat a number of types of cancers and a specific eye disease for cancer. It is given by slow injection into a vein (intravenous) and used for colon cancer, lung cancer, ovarian cancer, glioblastoma, and renal-cell carcinoma	Bevacizumab

PEGFILGASTRIM KAMADA	Reduction in the duration of neutropenia and the incidence of febrile neutropenia in patients undergoing cytotoxic chemotherapy administered at intervals of 14 days or longer for malignancies, excluding chronic myeloid leukemia and myelodysplastic syndromes.	PEGFILGRASTIM

Our Development Product Pipeline

In addition to our commercial operation, we invest in research and development of new product candidates, targeting significant unmet medical needs. Our research and development activities include conducting pre-clinical and clinical trials for new product candidates, as well as other development activities for our Proprietary Products pipeline, including improving existing products and processes, conducting development work at the request of regulatory authorities and strategic partners, and communicating with regulatory authorities regarding our commercial products and clinical and development programs. We incurred approximately $13.0 million, $15.2 million and $13.9 million in research and development expenses in the years ended December 31, 2025, 2024 and 2023, respectively.

We are currently in various stages of pre-clinical and clinical development of new product candidates within our Proprietary Products segment, and are in the process of performing mandatory close-out activities for the Inhaled AAT study following our decision to discontinue the program.

Inhaled Formulation of AAT for AATD

We pursued the development of an inhaled AAT therapy as a potential alternative to the current standard of care for AATD patients of weekly intravenous (IV) infusions, with the objective of enhancing patient convenience and achieving targeted pulmonary delivery. Leveraging our proprietary expertise from the development and commercialization of GLASSIA, we formulated and advanced a high-purity inhaled formulation of GLASSIA through multiple clinical phases, including a European Phase 2/3 trial and U.S. Phase 2 studies. These studies established the safety profile and pharmacokinetic advantages of the formulation; however, the results from these studies were not sufficient to obtain regulatory approval for the product, as the European Phase 2/3 study failed to meet its predefined efficacy endpoints.

In 2019, we commenced a global, randomized, double-blind, placebo-controlled Phase 3 InnovAATe pivotal study under the guidance of the FDA and the EMA. In December 2025, we announced that the independent Data and Safety Monitoring Board (DSMB) advised us that, based on a prespecified interim futility analysis, the Phase 3 InnovAATe trial is unlikely to demonstrate a statistically significant benefit in its primary endpoint—lung function measured by FEV1. Based on the futility analysis outcome, we announced our decision to discontinue the trial. The discontinuation was solely due to the low likelihood of achieving the efficacy outcome and was not reflective of any safety concerns.

Following our announcement, we took appropriate steps to inform all participating sites and other stakeholders of our decision to discontinue the study, and we are currently carrying out the discontinuation process in an organized and efficient manner. In connection with the discontinuation of the InnovAATe clinical trial, we will also terminate our agreements with PARI.

Prior to conducting the futility analysis, we entered into an exclusivity letter with an international biopharmaceutical company in connection with the potential out-licensing of the distribution rights of the Inhaled AAT product. In consideration for the terms of the exclusivity letter, we received a non-refundable payment of $3.0 million. Following the decision to discontinue the InnovAATe clinical trial, such exclusivity letter was terminated and the payment received was recorded as an offset to our 2025 research and development expenses associated with the clinical trial.

For detailed information regarding the Inhaled AAT development project, see “Item 4B. Information on the Company — Business Overview — Our Development Product Pipeline — Inhaled Formulations of AAT for AATD” of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 5, 2025.

Recombinant AAT

During 2020, we initiated the development of a recombinant human Alpha 1 Antitrypsin (“rhAAT”) product, focusing on therapeutic indications which would potentially leverage the immune-modulatory mechanism of action of the protein. As part of this project, we developed analytical tools that support the selection of the appropriate cell lines and characterization of the product. We engaged Cellca, a CDMO located in Germany, part of Sartorius Stedim BioTech Group, to pursue the cell line development of the rhAAT in Chinese Hamster Ovary cells with the goal of developing a product of high productivity and robust quality. During the period of 2022 to 2024, we tested the clones previously selected using in-vitro and two ischemic reperfusion injury (“IRI”) in-vivo models. The results of these studies indicated significant tissue-protective effect of the rhAAT, as well as enhanced animal survival.

We continue to seek a strategic partner to collaborate in the further development of this product, and we do not plan to continue its development independently.

Early-stage development programs

During 2025, we continued to advance two early-stage development programs of plasma derived product candidates. These programs include: (i) human plasma-based eye drops for potential treatment of several ocular conditions, which is currently under pre-clinical evaluation, and (ii) a hyper-immune anti-tuberculosis IgG as a potential complementary treatment to the existing standard of care. The program is developed in collaboration with the Clinical Microbiology and Immunology department of the Medicine-Sackler Faculty of Tel Aviv University and is partially funded by the Israel Innovation Authority. In 2023 and 2024, the anti-tuberculosis IgG was developed and produced on a small scale for research and development purposes and assessed in-vitro, and we plan to complete in-vivo testing of the product during 2026.

We plan to advance these programs until completion of proof-of-concept, at which point we plan to evaluate continued internal development, partnering or out-licensing.

Investigators initiated studies

We are actively supporting IIS related to our commercial products. These studies are clinical trials that are conceived, developed, and conducted by independent researchers or institutions, rather than by pharmaceutical companies. Unlike regular industry-sponsored studies, in IIS, the investigator acts as both the sponsor and the principal investigator, taking full responsibility for the study’s design, implementation, and management. These studies offer both clinical and commercial value. Clinically, IIS generate real-world data on drug effectiveness and safety, addressing questions that arise in day-to-day medical practice. Commercially, they provide us with a cost-effective source of clinical data while maintaining a hands-off approach. IIS can explore new therapeutic indications for existing drugs, compare different treatment options, or evaluate cost-effectiveness, often focusing on areas that may not be commercially viable for pharmaceutical companies to pursue directly. By supporting IIS, we can gain valuable insights into our product’s performance across diverse clinical settings without incurring the full responsibilities and costs associated with sponsoring the research.

In connection with our support of IIS, in May 2025, we announced the launch of a new post-marketing research program aimed at generating key data in support of the benefits of CYTOGAM. The research program, developed in collaboration with leading KOLs, is directed at advancing CMV disease management through novel strategies focused on late-onset CMV prevention and mitigation of active CMV disease, exploring alternative dosing strategies, and investigating potential new applications of CYTOGAM. The program also includes research aimed at enhancing the understanding of CYTOGAM’s mechanism of action and its functional properties against CMV and other viruses. Health economic studies to analyze the cost burden of CMV in solid organ transplantation are also planned, along with a clinical practice study to better understand the nuances of current CMV management in lung transplantation.

Strategic Partnerships

We currently have strategic partnerships with several companies to support the distribution and/or development of our products portfolio. Certain strategic partnerships relating to our Proprietary Products segment are discussed below.

Kedrion (KEDRAB for the U.S and Other Products Distributed by Kamada in Israel)

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

The original agreement had a term of six years, commencing on the date by which KEDRAB U.S. launch was feasible (i.e., until March 2024), and Kedrion had an option to extend the term by two additional years, which it exercised in July 2023.

In December 2023, we entered into a binding memorandum of understanding with Kedrion for the amendment and extension of the distribution agreement between the parties, which represents the largest commercial agreement secured by us to date. Subsequently, in January 2025, we entered into an amendment to the distribution agreement, which supersedes and memorializes the agreements and undertakings set forth in the binding memorandum of understanding, along with additional terms and conditions. Under these agreements, the distribution agreement was extended until December 31, 2031, and Kedrion has the right to extend the agreement for an additional two years, until December 31, 2033, by providing written notice no later than December 31, 2030. Under the terms of the amended distribution agreement, Kedrion committed to purchasing minimum quantities of KEDRAB during the first four years (i.e., 2024 through 2027) of the eight-year term that began in January 2024, generating projected minimum aggregate revenues for us of approximately $180.0 million over such four-year period, of which a minimum of approximately $90.0 million is to be acquired during the remaining two years of such four-year period (i.e., 2026 through 2027). In addition, the parties agreed on a mechanism to be used in determining the minimum purchase commitments for 2028 through the end of the term of the agreement. KEDRAB’s in-market sales in the United States grew significantly in 2023 and continued to grow at lower double-digit rates during 2024 and 2025, reflecting increased demand for KEDRAB in the U.S. market. In addition, the parties agreed to explore the potential expansion of KEDRAB distribution by Kedrion to other territories beyond the United States.

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

Takeda (GLASSIA)

We have a strategic arrangement with Takeda comprised of three main agreements: (1) an exclusive manufacturing, supply and distribution agreement, pursuant to which through 2021, we manufactured GLASSIA for sale to Takeda for further distribution in the United States, Canada, Australia and New Zealand (through the end of 2023, GLASSIA was distributed by Takeda only in the United States and, commencing in 2024, also in Canada); (2) a technology license agreement, which grants Takeda licenses to use our knowledge and patents to produce, develop and sell GLASSIA; and (3) a fraction IV-I paste supply agreement, pursuant to which Takeda supplies us with fraction IV plasma, a plasma derivative, produced by Takeda, as further discussed under “— Manufacturing and Supply — Raw Materials — Plasma derived Fraction IV paste for GLASSIA manufacturing.” Other than with respect to plasma-derived AAT administrated by IV, we retain all rights, including distribution rights of GLASSIA, in all territories, other than the ones mentioned above, as well as distribution rights to any other form of AAT administration.

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

In November 2021, pursuant to the technology license agreement described below, Takeda completed the technology transfer of GLASSIA manufacturing and initiated its own production of GLASSIA for the U.S. market. Accordingly, we completed the supply of GLASSIA to Takeda, and through the end of 2023, we remained an approved supplier of the product. We do not anticipate resuming the manufacturing and supply of GLASSIA to Takeda under the exclusive manufacturing, supply and distribution agreement.

Technology License Agreement

The technology license agreement provides an exclusive license to Takeda, with the right to sub-license to certain manufacturing parties, of our intellectual property and know-how regarding the manufacture and additional development of GLASSIA for use in Takeda’s production and sale of GLASSIA in the United States, Canada, Australia and New Zealand.

Pursuant to the technology license agreement, following the initiation of sales of GLASSIA manufactured by Takeda, Takeda is required to pay us royalties at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. During the first quarter of 2022, Takeda began to pay us royalties on sales of GLASSIA manufactured by it in the United States. During 2021, Takeda received an approval from Health Canada for the marketing and distribution of GLASSIA in Canada, and it commenced sales of GLASSIA in Canada in 2024. For the years ended December 31, 2025, 2024 and 2023, we accounted for $15.8 million, $16.9 million and $16.1 million, respectively, of sales-based royalty income from Takeda.

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

The technology license agreement expires in 2040. Either party may terminate the agreement, in whole or solely with respect to one or more countries covered by the distribution agreement, pursuant to customary termination provisions. Takeda also has the right to terminate the agreement, upon prior written notice, in the event that: (i) our manufacturing process technology for GLASSIA is determined to materially infringe upon a third party’s intellectual property rights, and we have not obtained a license to such third party’s intellectual property or provided an alternative non-infringing manufacturing process; (ii) there are certain decreases in GLASSIA sales in the United States unless such decreases are due to transfers to Inhaled AAT for AATD; or (iii) the regulatory approval process in the United States has been withdrawn or rejected as a result of our inaction or lack of diligent effort, provided such withdrawal or rejection was not primarily caused by a breach by Takeda of its obligations. We have the right to terminate the agreement, upon prior written notice: (i) if Takeda contests or infringes upon our intellectual property; (ii) if regulatory approval in one or more countries covered by the technology license agreement is withdrawn or rejected and not reversed, provided it was not primarily caused by the breach by us of our obligations; or (iii) in the event that GLASSIA produced by Takeda, other than as a result of our manufacturing process technology, is determined to materially infringe upon a third party’s intellectual property rights, provided that the termination right is limited only to the country in which such judgment is binding. Following any termination, other than expiration of the agreement, all licensed rights will revert to us.

Upon expiration of the agreement, Takeda will be entitled to a non-exclusive, perpetual, royalty free license.

Pursuant to the exclusive manufacturing, supply and distribution agreement and the technology license agreement, we were entitled to receive an upfront payment and certain payments for the achievement of certain development-based milestones related to the transfer of technology to Takeda and sales-based milestones. To date, we received all such payments under these agreements in the total aggregate amount of $45 million.

PARI

In connection with the clinical development of our Inhaled AAT product, we entered into several agreements with PARI for the supply its “eFlow” nebulizer during the clinical phase of the program and, if commercialized, for potential commercialization. Following our decision to discontinue the InnovAATe clinical trial, we are in the process of terminating our agreements with PARI.

Manufacturing and Supply

We have a production plant located in Beit Kama, Israel. We currently manufacture five of our proprietary plasma-derived commercial products, including three FDA approved products, in this facility: KEDRAB/KAMRAB, GLASSIA, CYTOGAM and two types of snake bite antiserum product.

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

Our production plant has consistently passed inspections by various health authorities with no critical observations, including by the FDA, IMOH, Health Canada and the health agencies of Croatia, Kazakhstan and Russia. Most recently, our production plant passed inspections with no critical observations by the FDA (in March 2023), Health Canada (in May 2023), the Ministry of Health of the Russian Federation (in November 2024) and IMOH (in December 2024). In 2025, we were audited by the WHO, which inspected the manufacturing of our snake bite antiserum products. This audit was conducted by the WHO to facilitate potential future distribution of these products through the WHO. To date, we have not entered into a supply agreement with the WHO covering these products.

Most changes in our production processes related to our Proprietary Products segment must be approved by the FDA and/or similar authorities in other jurisdictions. From time to time, we make certain required modifications to our manufacturing process and are required to make certain filings to report such changes to the FDA and/or other similar authorities.

During 2025, we commenced a project to acquire and install a new state-of-the-art filling line and construct a new filling suite in our Beit Kama Facility. In parallel, we initiated a project to implement a new IgG purification process utilizing caprylic acid. Both projects aim to increase overall manufacturing capacity and efficiency by enhancing yield per batch, reducing manufacturing costs, and supporting our long-term competitiveness and business continuity. These projects are intended to be advanced in parallel and are expected to be completed and approved by the relevant regulatory authorities, including the FDA, by 2030. This initiative demonstrates our ongoing commitment to improving operational efficiency and gross profit while enabling scalable, cost-effective production of our plasma-derived products.

WINRHO SDF, VARIZIG and HEPAGAM B, which we acquired in November 2021, are currently manufactured by Emergent under a manufacturing services agreement that we assumed as part of the acquisition of the portfolio from Saol. Under the agreement, Emergent serves as our exclusive manufacturer for these three products. The manufacturing services are performed at Emergent’s facilities in Winnipeg, Canada. The current agreement is in effect until September 27, 2027. We expect to continue manufacturing these products with Emergent while planning to transition their production to our facility in Beit Kama, Israel, utilizing the new caprylic acid purification process. Such transition would require certain changes to manufacturing processes, potential amendments to the contract manufacturing agreement with Emergent, and the receipt of required regulatory approvals. We anticipate that such transition would be completed within four to five years.

Raw Materials

The main raw materials in our Proprietary Products segment are hyper-immune plasma and fraction IV derived from NSP. We also use other raw materials, including both natural and synthetic materials. We purchase raw materials from suppliers who are regulated by the FDA, EMA and other regulatory authorities. Our suppliers are approved in their countries of origin and by the IMOH. The raw materials must comply with strict regulatory requirements. We require our raw materials suppliers to comply with the cGMP regulations, and we audit our suppliers from time to time. We are dependent on the regular supply and availability of raw materials in our Proprietary Products segment.

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

In the years ended December 31, 2025, 2024 and 2023, we incurred $23.6 million, $22.2 million and $23.7 million of expenses, respectively, for the purchase of raw materials for the manufacturing of our Proprietary Products. The changes in the costs associated with the purchase of raw materials are driven by our inventory management and manufacturing plan.

Hyper-immune Plasma

Hyper-immune plasma is used for the manufacturing of KEDRAB/KAMRAB, CYTOGAM, WINRHO SDF, VARIZIG and HEPAGAM B. We have several suppliers in the United States for hyper-immune plasma with whom we have long-term supply agreements. Under such long-term supply agreements, we work to secure availability of hyper-immune plasma on an annual basis by providing forecasts to our suppliers based on our customers’ actual and forecasted demand.

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

CMV hyper-immune plasma for the manufacturing of CYTOGAM is supplied to us by CSL Behring, initially under a three-year supply agreement that we assumed from Saol, and in December 2023, we entered into a new plasma supply agreement directly with CSL Behring, which supersedes the assumed supply agreement. The new agreement provides for the continued supply of required plasma for the manufacturing of the product for each of the years 2024-2026. We are currently negotiating an extension to such supply agreement for an additional four year period of 2027-2030.

Emergent is currently responsible for securing the hyper-immune plasma from different plasma suppliers for the manufacturing of WINRHO SDF, HEPAGAM B and VARIZIG, pursuant to our manufacturing services agreement with Emergent (see above— “Manufacturing and Supply”). In 2024, we began supplying to Emergent hyper-immune plasma collected through our internal plasma collection operations for the manufacturing of WINRHO SDF.

While we continue to pursue new long-term supply agreements for hyper-immune plasma with additional plasma-collection companies, we aim to reduce our dependencies on third-party suppliers by increasing our own supply of hyper-immune plasma, specifically for the manufacturing of KEDRAB/KAMRAB and WINRHO SDF, through our plasma collection operations at our centers in Beaumont, Houston and San Antonio. For information related to our internal plasma collection capabilities, see above “Plasma Collection.”

Plasma derived Fraction IV paste for GLASSIA manufacturing

On August 23, 2010, in conjunction with the partnership arrangement with Baxter (now Takeda), we signed a fraction IV paste supply agreement with Baxter (now Takeda) for the supply of fraction IV for use in the production of GLASSIA to be sold in the United States. Under this agreement, Takeda also supplies us with fraction IV used for the production, sale and distribution of GLASSIA in jurisdictions other than those which are covered under the exclusive manufacturing, supply and distribution agreement with Takeda as well as for other AAT derived products. If we require fraction IV for other purposes, we are entitled to purchase it from Takeda at a predetermined price and adjustment mechanism. The supply agreement terminates on August 23, 2040, subject to an option for earlier termination in the event of a material breach.

We have an additional fraction IV plasma supplier, approved for production of GLASSIA marketed in non-U.S. countries, and we may, in the future, seek to obtain regulatory approval to use fraction IV from this supplier for the U.S. market as well.

Marketing and Distribution

We distribute our Proprietary Products in more than 30 countries worldwide, including the United States, Argentina, Canada, Israel, Russia, Turkey, Sweden, Australia, Poland, Switzerland, South Korea, Romania and additional countries in Latin America, the MENA region and Asia. We are also a supplier to an international organization specializing in providing health services for the Americas. We distribute our products in these markets directly or through strategic partners (e.g., Kedrion in the U.S. market) or by local distributers. We typically receive orders for our products and receive requests for participation in tenders for the supply of our products from our existing distributors as well as from new potential distributors.

We sell KEDRAB to Kedrion for distribution in the U.S. market and sell KAMRAB to other distributors in non-U.S. countries. We market GLASSIA mainly in Argentina, Russia, Israel and Switzerland (in some of these markets under a different brand name) through local distributors.

We distribute CYTOGAM, WINRHO SDF, VARIZIG and HEPAGAM B in the U.S. market directly to wholesalers and local distributors, through our wholly owned U.S. subsidiary, Kamada Inc. Commencing September 2022, we assumed all distribution responsibilities for these products in the U.S. market and are utilizing a U.S.-based third-party logistics provider for storage, logistics and distribution, which provides complete order to cash services. We are also responsible for marketing activities, price determination, provision of rebates and credits as well as mandatory pricing reporting requirements for these products in the U.S. market. We also market, sell and distribute these products in non-U.S. countries, primarily in Canada and other countries in the MENA region, through the engagement of local distributors. We continue to leverage our existing strong international distribution network to expand the sales of CYTOGAM, WINRHO SDF, VARIZIG and HEPAGAM B to other regions in which we currently operate and furthermore, we intend to explore the expansion of sales of our other Proprietary Products, primarily GLASSIA and KAMRAB, to international markets, primarily in the MENA region.

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

In the Israeli market, we currently sell and distribute GLASSIA and KAMRAB independently to local HMOs and medical centers, or through a third-party logistic partner that specializes in the supply of equipment and pharmaceuticals to healthcare providers, and in addition we sell our two types of anti-snake venom to the IMOH.

Outside the U.S. and Israel, we sell our Proprietary Products through local tenders by governing bodies (such as CBS and Hema-Quebec in Canada, as well as to an international organization), or our distributors may sell our Proprietary Products through a tender process and/or to the private market. The tender process is conducted on a regular basis by the distributors, sometimes on an annual basis. For existing distributors, our existing relationship does not guarantee additional orders in these tenders. The decisive parameter is generally the price proposed in the tender. The distributor purchases products from us and sells them to its customers (either directly or by means of sub-distributors). In most cases, we do not enter into contractual arrangements with the end users, and as such, we do not determine the price to the end user or its terms of payment and are not exposed to credit risks of the end users. In most cases, our agreements with the local distributors award the various distributors exclusivity in the distribution of our products in the relevant country, if permitted. The distribution agreements are usually made for a specific initial period and are subsequently renewed for certain agreed periods, where the parties have the right to cancel or renew the agreements with prior notice of several months. In these markets, we do not actively participate in the marketing to the end users, except for supplying marketing assistance where the cost is negligible or in some cases, reimburse the local distributor for an agreed amount of its actual marketing expenses.

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

In the Distribution segment, we market our products in Israel to HMOs, hospitals and medical specialists on our own and we distribute the products independently or through a third-party logistic provider. We sell certain of our Distribution segment products through offers to participate in public tenders that occur on an annual basis or through direct orders. The public tender process involves HMOs and hospitals soliciting bids from several potential suppliers, including us, and selecting the winning bid based on several attributes, primarily price and availability. The annual public tender process is also used by our existing Distribution segment products customers to determine their suppliers. As a result, our existing relationship with customers in our Distribution segment does not guarantee additional orders from such customers year-over-year.

To secure supply of our products in the Distribution segment, we enter into supply and distribution agreements with the product owners, pursuant to which we undertake to register the products with the IMOH, acquire certain quantity of products and act as the product distributor in the Israeli market. We work closely with those suppliers to develop annual forecasts, but these forecasts usually do not oblige our suppliers to provide us with their products.

Customers

For the year ended December 31, 2025, sales to our three largest customers, Kedrion, Takeda and Clalit Health Services, an Israeli based HMO, accounted for 30%, 9% and 7%. For the year ended December 31, 2024, sales to our three largest customers, Kedrion, Takeda and McKesson, one of the largest U.S.-based wholesalers, accounted for 31%, 10% and 8%, respectively, of our total revenues. For the year ended December 31, 2023, sales to our three largest customers, Kedrion, Takeda and Clalit Health Services accounted for 23%, 11% and 7%, respectively, of our total revenues.

While Kedrion, Takeda, Clalit Health Services and McKesson are currently our major customers in the Proprietary Products segment, other key customers include several U.S. based wholesalers, an international organization, two Canadian customers and our distributors in Argentina, Russia, the MENA region and other territories. These arrangements are further described above under “— Marketing and Distribution.”

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

Proprietary Products Segment

There are a limited number of direct competitors for each of our products in the Proprietary Products segment. These competitors include CSL Behring, Grifols (which acquired Biotest AG during 2022), Kedrion (other than for KEDRAB) (which merged with BPL during 2022), and ADMA. Most of these companies are multinational corporations that specialize in plasma derived protein therapeutics and distribute plasma derived pharmaceutical products worldwide. We have not seen significant changes in the activities of our competitors in recent years. Additionally, our strategic alliance with Kedrion in the United States has strengthened our KEDRAB competitive positioning in the market. The acquisition of Biotest AG by Grifols and the merger between Kedrion and BPL might impact the markets that we operate in. In some international markets, such as India, Thailand and Russia, we also have local competitors for KAMRAB.

In addition, we face potential competition from other biopharmaceutical companies that develop and market non-plasma derived products that are approved for similar indications to those in our Proprietary Products segment.

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

KEDRAB/KAMRAB. We believe that there are two main competitors for this anti-rabies IgG product worldwide: Grifols, whose product we estimate accounts for approximately 50% of the anti-rabies IgG market in the United States, and CSL Behring, which sells its anti-rabies product in Europe and other international markets. Sanofi Pasteur, the vaccines division of Sanofi S.A., exited the U.S. anti-rabies IgG market as well as some additional international markets during 2022. We believe that such departure, among other things, contributed to the increase in demand for KEDRAB in the United States since 2023. BPL, which has an anti-Rabies IgG product for the UK market, has developed it also for the U.S. market, including performing a clinical trial; however, it did not complete the product development and has not submitted a BLA for FDA approval. There are several local producers in other countries that make anti-rabies IgG products, mostly based on equine serum, which we believe results in inferior products, as compared to products made from human plasma. Over the past several years, several companies have made attempts, and some are still in the process of developing monoclonal antibodies for anti-rabies treatment. The first monoclonal antibody product was approved and is available in India, and the second monoclonal antibody product was approved and is available in China and to our understanding, is intended to be submitted for marketing authorization in other countries, including the U.S. market. These products may be as effective as the currently available plasma derived anti-rabies immunoglobulin and may potentially be cheaper, and as such may result in the future in increased competition and potential loss of market share of KEDRAB/KAMRAB.

GLASSIA. There are several competing products for GLASSIA. Grifols, CSL Behring and Takeda have competing plasma derived AAT products approved for AATD that are marketed in the United States, as well as in some European countries and Canada. We estimate that Prolastin, Grifols’ AAT infusion product for the treatment of AATD, accounts for at least 50% market share in the United States and more than 70% of sales worldwide. In September 2017, Grifols announced FDA approval of a liquid formulation of Prolastin. To the best of our knowledge, Grifols’s liquid product is currently sold in the U.S. market. In addition, Grifols launched its liquid product in Argentina during 2025, and may in the future expand its sales of this product to other ex-U.S. markets. Grifols is also a producer of an additional AAT product, Trypsone, which is marketed in Spain and in some Latin American countries, including Brazil. CSL Behring’s AAT by IV product, Zemaira, is mainly sold in the United States, and during 2015 received centralized marketing authorization approval in the European Union. CSL Behring launched the product in a few selected EU markets during 2016 under the brand name Respreeza. Takeda, our strategic partner for sales of GLASSIA in the United States and Canada, also serves existing patients in the United States with its own proprietary AAT product, Aralast. As far as we know, Takeda is selling both products in the United States and maintaining existing patients on Aralast. Laboratoire Français du Fractionnement et des Biotechnologies, S.A. (LFB) is a producer of an AAT product distributed only in the French market. We do not believe that new plasma derived AAT products are expected to enter the U.S. or European markets in the near future.

There are several other competitors in pre-clinical and clinical stages, such as Sanofi, Beam Therapeutics and Wave Therapeutics, and potentially others, all of which have clinical stage development programs for new medications for treatment of AATD lung disease. Additional companies have pre-clinical stage development programs, such as AlveoGene, and Regeneron/Tessera Thrapeutics, all of which include gene editing technologies. Preclinical phase programs do not always progress to advanced clinical development stages. These product candidates, if approved, may have an adverse effect on the AATD market size and reduce or eliminate the need for the currently approved plasma derived AAT augmentation therapy, and thus may potentially affect our ability to continue to generate revenues and earnings from GLASSIA.

CYTOGAM. To our knowledge, CYTOGAM is the only plasma derived CMV IgG product approved in the United States and Canada. In Europe and other international markets Cytotec CP/Megalotect (Biotest AG), a plasma derived competing product, is available. Standard IVIG (polyvalent IgG) preparations are sometimes used as an alternative to plasma-derived hyperimmune products like CYTOGAM, due to lower costs, and therefore remain a market competitor in certain settings. Based on available public information, the FDA approved the following non-plasma derived antiviral drugs for the prevention of CMV infection and disease: letermovir (Prevymis), distributed by Merck& Co., and for treatment of refractory/resistant infection or disease maribavir (Livtencity), developed by Takeda. Since their launch, these products have resulted in a significant loss of market share for CYTOGAM. Currently, treatment guidelines state that combination therapy with standard antiviral can be considered for certain solid organ transplant recipients. The most used antivirals are Ganciclovir (Cytovene-IV Roche) and valganciclovir (Valcyte Roche). Patients treated with such antivirals agents for a long time can develop resistance and will require second-line treatment such as foscarnet (Foscavir Pfizer) or Cidofovir (Gilead Sciences). Despite the introduction of newer antiviral therapies for CMV in solid organ transplantation, like letermovir and maribavir, there remains a need to determine the optimal approach to CMV management considering all therapies, including CYTOGAM. This is due to the ongoing risk of CMV developing antiviral drug resistance, specific patient populations at higher risk for CMV, adverse drug event concerns, and market access concerns.

WINRHO SDF. WINRHO SDF, an Anti-D IgG product (also called Rhₒ(D) IgG), which is registered in the United States, competes with corticosteroids (oral prednisone or high-dose dexamethasone) and IVIG as first or second line treatment for acute ITP. Grifols, CSL Behring, Takeda, Kedrion and Octapharma are the main IVIG manufacturers and suppliers in the United States. IVIG or WINRHO SDF are recommended for pediatric patients in whom corticosteroids are contraindicated. Rhophylac, a competing Anti-D IgG from CSL Behring, is also approved for ITP treatment. Outside the United States, WINRHO SDF is used for HDN indication. The market in ex-U.S. countries is usually led by tenders, where key indicators are registration status and price. Our main competitors in those countries are RhoGAM (Kedrion), Hyper RHO (Grifols) and Rhophylac (CSL Behring).

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

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, cGMP requirements, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we sell and are developing. Except for compassionate use or non-registered named-patient cases, any pharmaceutical candidate that we develop must be approved by the FDA before it may be legally marketed in the United States and by the appropriate regulatory agencies of other countries before it may be legally marketed in such other countries. In addition, any changes or modifications to an approved biological product that has the potential to have an adverse effect on the product’s safety or effectiveness may require approval or review from regulatory authorities in the United States and/or in other countries. Preclinical studies, clinical trials and the process of obtaining such approvals or submitting required notifications can be expensive, time consuming and uncertain.

U.S. Drug Development Process

In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act and their respective implementing regulations. All of our products for human use and product candidates in the United States, are regulated by the FDA as biologics. Biologics require the submission of a biologics license application (“BLA”) and approval by the FDA prior to being marketed in the United States. Manufacturers of biologics may also be subject to state regulation. Failure to comply with regulatory requirements, both before and after product approval, may subject us and/or our partners, contract manufacturers and suppliers to administrative or judicial sanctions, including FDA delay or refusal to approve applications, issuance of a clinical hold, injunctions, restitution, disgorgement, warning letters, product recalls, product seizures, import restrictions, total or partial suspension of production or distribution, fines and/or criminal prosecution.

The steps required before a biologic drug may be approved for marketing for an indication in the United States generally include:

1.	completion of preclinical in-vitro and potentially also in-vivo tests in accordance with applicable regulations, including FDA’s good laboratory practice (“GLP”) requirements;

2.	submission to the FDA of an investigational new drug (“IND”) application for human clinical testing, including required chemistry manufacturing and controls (“CMC”) sections, which must become effective before human clinical trials may commence;

3.	performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, GCP requirements and other clinical trial-related regulations to establish the safety and efficacy of the product;

4.	submission to the FDA of a BLA, with all the required information;

5.	a satisfactory completion of FDA pre-approval inspection of the drug product’s manufacturing facilities to ensure compliance with cGMP requirements; and

6.	FDA review and approval of the BLA.

Preclinical studies include laboratory evaluation and in-vitro studies, and may include in vivo animal studies, which assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with FDA regulations regarding GLP requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns about the drug candidate or the conduct of the trials as outlined in the IND. The IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials or that, once commenced, other concerns will not arise, that could lead to a delay or a hold on the clinical trials.

Clinical trials involve the administration of the investigational product to healthy volunteers or to patients, under the supervision of qualified principal investigators. Each clinical study at each clinical site must be reviewed and approved by an independent IRB, prior to the recruitment of subjects. Numerous requirements apply including, but not limited to, GCP regulations, privacy regulations, and requirements related to the protection of human subjects, such as informed consent.

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

In the European Union, orphan designation is granted by the European Commission following an opinion from the EMA’s Committee for Orphan Medicinal Products to promote the development of medicines intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition. A product may qualify if (i) the condition affects not more than five in 10,000 persons in the European Union at the time of application, or (ii) without incentives, it is unlikely that marketing of the product would generate sufficient return to justify the necessary investment. In addition, it must be established that there is no satisfactory authorized method of diagnosis, prevention or treatment in the European Union, or, if such a method exists, that the product will be of significant benefit to those affected.

We have received orphan designations in the United States and the European Union for multiple indications. Inhaled AAT has been granted orphan designation for the treatment of AATD in both the United States and the European Union. The inhaled formulation of AAT has also received orphan designation for the treatment of cystic fibrosis in both regions, and for the treatment of bronchiectasis in the United States. In addition, GLASSIA has been granted orphan designation in the United States for the treatment of newly diagnosed Type 1 Diabetes. AAT has also received orphan designation for the treatment of Graft versus Host Disease in both the United States and the European Union, as well as for the prophylactic treatment of Graft versus Host Disease in the United States.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and waivers for BLA/NDA FDA application user fees. In addition, if a product and its active ingredients receive the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity. Orphan drug designation itself does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. In addition, the FDA may rescind orphan drug designation and, even with designation, may decide not to grant orphan drug exclusivity even if a marketing application is approved. Furthermore, the FDA may approve a competitor product intended for a non-orphan indication, and physicians may prescribe the drug product for off-label uses, which can undermine exclusivity and hurt orphan drug sales. There has also been litigation that has challenged the FDA’s interpretation of the orphan drug exclusivity regulatory provisions, which could potentially affect our ability to obtain exclusivity in the future.

In the European Union, orphan drug designation may entitle the sponsor to financial incentives such as reduction of fees or fee waivers. If the orphan designation is maintained at the time of marketing authorization, the product is granted 10 years of orphan market exclusivity for the authorized orphan indication. This period may be reduced to six years if, at the end of the fifth year, it is established that the orphan criteria are no longer met, including where the product is sufficiently profitable not to justify maintenance of market exclusivity. During orphan market exclusivity, authorization of a similar medicinal product for the same therapeutic indication is generally not permitted unless one of the Article 8(3) derogations applies (clinical superiority, including major contribution to patient care, consent of the Marketing Authorization Holder, or inability to supply)

In the European Union, an application for marketing authorization may be submitted while orphan designation is still under evaluation; however, orphan fee incentives apply only if the Commission decision granting orphan designation has been adopted and the designation is held at the time of marketing authorization application submission.

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA. Certain requirements include, among other things, changes to product testing or manufacturing, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), and other promotional activities. We are also required to ensure that non-promotional scientific exchanges concerning our products are truthful and non-misleading. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, warning letters from or other enforcement by the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not encourage, market or promote such off-label uses.

The manufacturing of our product candidates is required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. Our product candidates are either manufactured at our production plant in Beit Kama, Israel, or, for products where we have entered into a strategic partnership with a third party to cooperate on the development of a product candidate, at a third-party manufacturing facility. These regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved new drug application (NDA) or BLA, as well as lead to potential market disruptions. These restrictions may include suspension of a product until the FDA is assured that quality standards can be met, product seizure or detention, continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval, including possible user fees.

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

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are subject to regulation and enforcement by various federal, state and local authorities, such as the FDA, the Centers for Medicare & Medicaid Services, the Department of Health and Human Services Office of Inspector General, the U.S. Federal Trade Commission, the U.S. Department of Justice and individual United States Attorney’s offices within the Department of Justice, and state attorneys general. To the extent applicable, we must comply with the fraud and abuse provisions of the Social Security Act, the federal Anti-Kickback Statute, the False Claims Act, both federal and state physician sunshine acts, the privacy and security provisions of HIPAA, and similar state laws governing the use, disclosure, privacy, and security of health information. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act (“VHCA”), each as amended. Certain pricing and rebate provisions of the IRA may require additional pricing disclosure and discount obligations for our products. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the VHCA, drug companies are required to offer certain pharmaceutical products at a reduced price to a number of federal agencies, including the United States Department of Veterans Affairs and United States Department of Defense, the Public Health Service and certain private Public Health Service-designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Under the TRICARE Retail Pharmacy Program, drug manufacturers must pay rebates to the United States Department of Defense for drugs provided by TRICARE retail network pharmacies to program beneficiaries. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations. Furthermore, the FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA presents unique challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions. The failure to comply with laws governing international business practices may result in substantial penalties, including civil and criminal penalties.

In order to distribute products commercially, we must comply with federal and state laws and regulations that require the registration of manufacturers and wholesale distributors of pharmaceutical products. In certain states, manufacturers and distributors that ship products into the state may have to be licensed, even if such manufacturers or distributors have no place of business within the state. Certain federal and state laws also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including the use of technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, register their sales representatives, as well as prohibit certain other sales and marketing practices. Additionally, the federal Physician Payments Sunshine Act and implementing regulations promulgated pursuant to Section 6002 of the healthcare reform law requires the tracking and reporting of certain transfers of value made to certain healthcare practitioners and teaching hospitals as well as ownership by a physician or a physician’s family member in a pharmaceutical manufacturer. Physician Payments Sunshine Act requirements were expanded in January 2021 to include physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse-midwives as covered recipients. Finally, all of our activities are potentially subject to federal and state consumer protection and unfair competition laws. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state, and federal authorities.

Europe/Rest of World Government Regulation

In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products.

Regardless of whether FDA approval is obtained, we must obtain the required local clinical trial authorizations before initiating clinical studies and marketing authorizations before commercializing any product in each country. For example, in the European Union, clinical trial applications (“CTA”) for medicinal products are submitted via the Clinical Trials Information System (CTIS) under the clinical trial regulation (EU) no. 536/2014. CTIS provides a single submission portal and coordinated assessment, while authorization remains at Member State level, with each Member State issuing a single decision before trial initiation in that country. The CTA must be approved by the national health authority and the independent ethics committee prior to the commencement of a clinical trial in the member state. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases, clinical trials are conducted in compliance with GCP and the applicable EU and national regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. In the United Kingdom, following BREXIT, a separate CTA is required, and approval for clinical trials must be obtained from the Medicines and Healthcare products Regulatory Agency in the United Kingdom (“MHRA”) and the appropriate ethics committee.

To obtain marketing approval of a drug in the European Union, marketing authorization applications may be submitted via the centralized, mutual recognition, decentralized or national procedures, depending on product characteristics and legal scope. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases, and optional for those products that are highly innovative or for which a centralized process is in the interest of patients. For our products and product candidates that have received or will receive orphan designation in the European Union, they will qualify for this centralized procedure, under which each product’s marketing authorization application will be submitted to the EMA. Under the centralized procedure in the European Union, the CHMP opinion is adopted within a standard active evaluation timeframe of up to 210 days, excluding clock stops for the applicant to respond to CHMP questions. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of major public health interest particularly from the point of view of therapeutic innovation which is assessed on a case-by-case basis. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days without the clock stops.

The decentralized procedure provides possibility for approval by several member states following the assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the EMA. The European Commission, based on the EMA’s report, will then issue a decision that is binding on all member states. Currently, following BREXIT, the UK is regulated by the MHRA as the regulatory leading body, which necessitates the submission of an individual marketing authorization. The MHRA also offers recognition/reliance routes for certain marketing authorizations under defined pathways. Additionally, the EU GDPR and UK GDPR, which may apply to our clinical development operations and other personal data we process, imposes strict requirements for processing personal data.

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

Several significant laws have been enacted in the United States which affect the pharmaceutical industry and additional federal and state laws have been proposed in recent years. For example, the IRA includes several provisions to lower prescription drug costs for people with Medicare and reduce drug spending by the federal government, including allowing Medicare to negotiate prices for certain prescription drugs, requiring drug manufacturers to pay a rebate to the federal government if prices for single-source drugs and biologicals covered under Medicare Part B and nearly all covered drugs under Part D increase faster than the rate of inflation (CPI-U), and limiting out of pocket spending for Medicare Part D enrollees. Additionally, the current administration has issued several executive orders aimed at lowering prescription drug costs, including an executive order aimed at reforming the Medicare drug pricing negotiation program under the IRA. It is difficult to predict whether or how any of the current executive orders will lead to legislative changes. These federal, as well as state reform efforts, including other legislative efforts, present uncertainty around restrictions that may be imposed on pricing for our products, as well as regulatory compliance issues.

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

The marketability of any drug candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased, as well as certain government efforts to reduce the costs of drug prices in the United States, and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

Patents

As of December 31, 2025, we owned for use within our field of business 14 patents and patent applications families, most of which are granted or pending, respectively, in the United States, Europe, Canada and Israel and some were additionally filed in Russia, Turkey, certain Latin American countries, certain far East countries, Australia and other countries, including two pending PCT applications. We own a patent family protecting pulmonary delivery of AAT, filed in 2007, in a variety of jurisdictions, including Canada, Germany, France, Italy, Netherlands, Ireland, Belgium, Great Britain, Israel, Russia and Mexico. Furthermore, we own a patent family filed in 2018, protecting our manufacturing process of immunoglobulins. This patent family includes an allowed application in the U.S. and Israel, pending applications in Canada and Europe.

Our patents generally relate to the separation and purification of proteins and their respective pharmaceutical compositions. Our patents and patent applications further relate to the use of our products for a variety of clinical indications, and their delivery methods. Our patent applications further relate to the production of recombinant AAT and uses thereof for clinical indications. Our patent applications further relate to the system and method for purification of immunoglobulins from a biological sample, and to the use of acellular plasma for various indications. Our patents and patent applications are expected to expire at various dates between 2027 and 2044. We also rely on trade secrets to protect certain aspects of our separation and purification technology.

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

Trademarks

We rely on trade names, trademarks to protect our name brands. Our registered trademarks in several countries, such as United States and the European Union, Israel, and certain Latin American countries, include the trademarks CYTOGAM, GLASSIA, HEPAGAM, HEPAGAM B, KAMRAB, KEDRAB, KAMADA, Kamada Each Life Is Unique, KAMRHO, KAMRHO-D, KAMRHO-D IM, KR (design mark), REBINOLIN, РЕБИНОЛИН (Rebinolin in Cyrillic), RESPIKAM, KAMADA RESPIRA, VARIZIG, VENTIA, WINRHO and WINRHO SDF.

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

For the risks related to intellectual property, see “Item 3. Key Information — D. Risk Factors — Risks Related to Intellectual Property.”

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

We are committed to business practices that promote socially and environmentally responsible economic growth. In 2025, we continued to make meaningful progress on our sustainability strategy and finalized our first Sustainability Report. A copy of the report is available on request by contacting us through our website.

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

On March 7, 2023, our U.S. subsidiary Kamada Plasma LLC entered into a lease agreement for a 12,000 square foot premises in Houston, Texas to be used as a plasma collection center. The lease is in effect for an initial period of ten years commencing on February 16, 2024. We have the option to extend the lease for two consecutive periods of five years each, upon six months prior written notice. During 2024, we completed the construction of the new plasma collection center in this facility and commenced plasma collection activities after obtaining the required site registration. In 2025, we received FDA approval for collection operations at the Houston site.

In addition, on May 2, 2024, our U.S. subsidiary Kamada Plasma LLC entered into a lease agreement for a 11,100 square foot premises in San Antonio, Texas for our third plasma collection center. The lease is in effect for an initial period of ten years. We have the option to extend the lease for three additional periods of five years each, upon four months prior written notice. During 2025, we completed the construction of the new plasma collection center in this facility and commenced plasma collection activities after obtaining the required site registration. We submitted a prior approval supplement to the FDA for the site in June 2025 and the FDA site audit was completed in February 2026 and we expect to receive FDA approval during the first half of 2026.

Furthermore, our U.S. subsidiary Kamada Inc. leases approximately 1,500 square feet of office space within a shared office facility in Hoboken, NJ. The lease is based on a month-to-month agreement which automatically renews and may be terminated at any time by a one-month prior written notice.

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

The audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 in this Annual Report have been prepared in accordance with IFRS as issued by the IASB.

Overview

We are a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. Our strategy is focused on driving profitable growth through four primary growth pillars:

First, organic growth of our commercial portfolio, including continued investment in the commercialization and life cycle management of our Proprietary Products, which consist of six FDA-approved specialty plasma-derived products: KEDRAB, GLASSIA, CYTOGAM, WINRHO SDF, VARIZIG, and HEPAGAM B, as well as KAMRAB, and two types of equine-based ASV products.

Second, distribution of third party pharmaceutical products in Israel through in-licensing partnerships, including through the launch of several biosimilar products in Israel, as well as expansion, during 2026, of such distribution activities to the MENA region.

Third, we are ramping up our plasma collection operations to support revenue growth through the sale of NSP to other plasma-derived manufacturers, and to support our increasing demand for hyper-immune plasma. We currently own three operating plasma collection centers in the United States, located in Beaumont and Houston, Texas (the Houston center obtained FDA approval in August 2025), and San Antonio, Texas (which completed an FDA site audit in February 2026, and for which we expect to receive FDA approval during the first half of 2026). We are in the process of ramping up plasma collection at these three collection centers and are in active discussions with potential customers to secure long-term sales agreements for NSP.

Lastly, we aim to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. In addition, we are leveraging our research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

Our Commercial Activities

Our commercial activities operate in two segments: the Proprietary Products segment and the Distribution segment.

Proprietary Products Segment.

The Proprietary Products segment includes our six FDA approved plasma-derived biopharmaceutical products: KEDRAB, GLASSIA, CYTOGAM, WINRHO SDF, VARIZIG and HEPAGAM B, as well as KAMRAB and two types of equine-based ASV products. We distribute these products directly and through strategic partners or third-party distributors in over 30 countries. We manufacture our Proprietary Products at our FDA-approved cGMP production facility in Beit Kama, Israel, using our proprietary platform technology and know-how for the extraction and purification of proteins and IgGs from human plasma, as well as at third party contract manufacturing facilities. In addition, our Proprietary Products segment includes our plasma collection operations, where we collect Anti-Rabies and Anti-D hyper-immune plasma for the manufacture of some of our Proprietary Products (WINRHO SDF, KEDRAB and KAMRAB) as well as NSP for sale to third parties. For further information regarding our proprietary products, see “Item 4. Information on the Company—Business Overview—Our Business—Commercial Activities.”

Our Proprietary Products sales totaled $156.2 million, 141.4 million and $115.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. Most revenues from the Proprietary Products segment are generated from sales in the United States, which accounted for 64%, 71% and 64% of the segment’s revenues for the years ended December 31, 2025, 2024 and 2023, respectively.

Distribution Segment

In the Distribution segment, we leverage our expertise and presence in the Israeli biopharmaceutical market to distribute in Israel more than 25 pharmaceutical products, exclusively licensed from international manufacturers. Sales generated by our Distribution segment during 2025 totaled $24.3 million, as compared to $19.5 million and $27.1 million during 2024 and 2023, respectively. The increase in revenues during 2025 is primarily the result of the launch of two biosimilar products as well as increase demand for certain other products in our portfolio.

As part of our Distribution segment, we have licensed a portfolio of biosimilar products from multiple international companies for distribution in Israel. Through the end of 2025, we launched two products of this portfolio in Israel and generated $2.4 million in sales during 2025 associated with the sales of these products. Two additional biosimilar products are expected to be launched during 2026 and the remaining biosimilar products are expected to be launched in Israel over the coming years, at a rate of 1-3 products per year, subject to the EMA and subsequently the IMOH approvals, while continuing to explore opportunities to in-license additional biosimilar products and expand the portfolio. We believe that sales generated by the launch of biosimilar products will serve as a major growth and profitability catalyst for our Distribution segment. We estimate that revenues from the sales of our existing biosimilar products portfolio in Israel will increase to between approximately $15 million to $20 million within the next four to five years and will continue to grow thereafter, subject to the continued launch of the entire portfolio as scheduled.

We are currently expanding the distribution operation of in-licensed products to the MENA region by engaging third-party pharmaceutical companies to register and distribute their products in the region.

Strategic Transactions

We are actively seeking new business development, in-licensing and/or M&A opportunities. These anticipated transactions aim to leverage our financial strength, enhance our marketed products portfolio and leverage synergies with our existing commercial operations. We are targeting the acquisition or in-licensing of commercial products for distribution by us in markets we currently operate, particularly the U.S. market. These products may be plasma derived, allowing us to utilize manufacturing synergies, or non-plasma derived, leveraging our commercial, marketing and distribution capabilities to diversify our offerings and address a broader range of specialty, rare and serious conditions. We may also explore manufacturing services agreements to manufacture plasma-derived products for other companies, which can provide additional revenue streams and leverage our expertise in plasma-derived biopharmaceuticals.

2026 Financial Guidance

We currently expect to generate total revenues for the fiscal year 2026 in the range of $200 million to $205 million and adjusted EBITDA in the range of $50 million to $53 million. The midpoint of the projected 2026 revenue and adjusted EBITDA forecast represents a year-over-year increase of 13% in revenues and 23% in adjusted EBITDA. For details regarding the use of non-IFRS measures, see “Item 5. Operating and Financial Review and Prospects—Non-IFRS Financial Measures.”

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

For the projected 2026 adjusted EBITDA, the company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for this measure is dependent on future events, many of which are outside of our control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with our accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort. Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the company’s non-IFRS measures for historical periods.

Key Components of Our Results of Operations

Business Combination

In November 2021, we acquired a portfolio of the following four FDA approved plasma-derived hyperimmune commercial products from Saol: CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF. Under the terms of the agreement, we paid Saol a $95.0 million upfront payment and agreed to pay up to an additional $50.0 million of contingent consideration subject to the achievement of sales thresholds for the period commencing on the acquisition date and ending on December 31, 2034. Through the end of 2025, the first three sales thresholds were achieved, and the related milestone payments were subsequently paid. We expect to meet the fourth sales threshold during 2026. Subject to certain conditions defined in the agreement between the parties, we may be entitled to up to a $3.0 million credit, which is deductible from the contingent consideration payments due through 2027. The entitlement for such credit was not met though the end of 2025.

In addition to accounting for the contingent consideration described above, we assumed certain of Saol’s liabilities for the future payment of milestone payments to third parties, which as of the end of 2025 were met in full, as well royalties (some of which are perpetual) on CYTOGAM related net sales which includes: 10% of the annual global net sales of CYTOGAM up to $25.0 million and 5% of net sales that are greater than $25.0 million, in perpetuity; 2% of the annual global net sales of CYTOGAM in perpetuity; and 8% of the annual global net sales of CYTOGAM for period of six years commencing in October 2023, subject to a maximum aggregate of $5.0 million per year and a maximum aggregate amount of $30.0 million throughout the entire six year period.

The contingent consideration and assumed liabilities are presented in the consolidated balance sheet as long-term liabilities in the amounts of $30.1 million and $34.2 million as of December 31, 2025 and 2024, respectively. Such liabilities are being remeasured at the end of each reporting period, and for the years ended December 31, 2025 and 2024, we accounted for revaluation of such contingent consideration and assumed liabilities. For the years ended December 31, 2025 and 2024, we recognized financial expenses of $2.7 million and $8.1 million with respect to such revaluation, respectively.

The acquisition was categorized as a business combination and accounted for by applying the acquisition method, pursuant to which we identified and valued the acquired assets and assumed liabilities. The excess amount of the acquisition cost over the net value of the acquired assets and assumed liabilities is recorded as goodwill. The fair value of the intangible assets acquired as of the acquisition date totaled $121.1 million. Intangible assets with a finite useful life are amortized on a straight-line basis over their useful life (estimated 6-20 years). For each of the years ended December 31, 2025 and 2024, we accounted for $7.1 million of amortization expenses associated with such intangible assets. Intangible assets and goodwill are reviewed for impairment whenever there is an indication that the asset may be impaired.

Revenues

In our Proprietary Products segment, we generate revenues from the sale of products to wholesalers in the U.S. market, strategic partners (specifically KEDRAB to Kedrion), local distributors in ex-U.S. markets, HMOs and local hospitals. Revenues from our Proprietary Products segment also include royalty income from our strategic partner, Takeda, on account of their sales of GLASSIA, as well as income from the sales of plasma collected and sold to third parties. In our Distribution segment, we generate revenues from the sale in Israel of imported products produced by third parties. Revenues are presented net of any discounts, chargebacks, fees, dues and/or marketing contribution payments extended to our partners, distributors or end users of our products.

The following table sets forth the geographic breakdown of our total revenues for the periods indicated:

	Year Ended December 31,
	2025	2024
United States	55%	62%
Israel	16%	16%
Latin America	14%	12%
Canada	6%	6%
Europe	5%	3%
Rest of World	4%	1%
	100%	100%

Cost of Revenues

Cost of revenues in our Proprietary Products segment includes expenses related to the manufacturing of products such as raw materials (including plasma), payroll (including bonus, equity-based compensation, and other benefits), utilities, laboratory costs and depreciation. In addition, part of the cost of revenues is derived from payment on account of manufacturing services provided by third parties. Cost of revenues also includes provisions for the costs associated with manufacturing scraps and inventory write-downs.

Cost of revenues includes amortization expenses related to intangible assets recognized pursuant to the acquisition of CYTOGAM, WINRHO SDF, HEPAGAM B and VARIZIG. Intangible assets which amortization are accounted for in the costs of revenues include the acquired products intellectual property and an assumed contract manufacturing agreement.

A significant portion of our manufacturing costs are for raw materials consisting of plasma and plasma fraction. To ensure the availability of plasma and plasma fraction, we secured supply agreements with multiple suppliers, including Kedrion, for the manufacturing of KEDRAB and KAMRAB, CSL Behring for the manufacturing of CYTOGAM, and Takeda for the manufacturing of GLASSIA. In addition, we are leveraging our plasma collection experience to expand our plasma collection capacity in the United States to support our continued plasma needs and reduce our dependency on third party plasma suppliers. We currently own and operate three plasma collection centers located in Beaumont, Houston, and San Antonio, Texas. The centers in Beaumont and Houston are FDA-approved, and the FDA site audit of the San Antonio center was completed in February 2026. We expect that the plasma collection center in San Antonio, Texas, will receive FDA approval during the first half of 2026.

Costs of revenues in our Distribution segment consists of costs of products acquired, packaging and labeling for sales by us in Israel.

Gross Profit

Gross profit is the difference between total revenues and the cost of revenues. Overall gross profit is mainly affected by sales price, volume and mix of sales, as well as manufacturing efficiencies, cost of raw materials and plant maintenance and overhead costs.

Our gross margins in our Proprietary Products segment, which were 46% and 48% for the years ended December 31, 2025 and 2024, respectively, are generally higher than in our Distribution segment, which were 17% and 11% for the years ended December 31, 2025 and 2024, respectively.

The decrease in gross profitability in our Proprietary Products segment during the year ended December 31, 2025, was primarily attributable to changes in product sales mix. The increase in gross profitability in our Distribution segment during the year ended December 31, 2025, was primarily attributable to favorable product sales mix, led by increased sales of the recently launched biosimilar products in the Israeli market.

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

Selling and marketing expenses include amortization expenses related to intangible assets recognized pursuant to the acquisition of CYTOGAM, WINRHO SDF, HEPAGAM B and VARIZIG. Such intangible assets include customer relations.

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

Income (expense) in respect of currency exchange differences and derivatives instruments, net

Income (expense) in respect of currency exchange differences and derivatives instruments, net is comprised of changes in balances denominated in currencies other than our functional currency. Changes in the fair value of derivatives instruments not designated as hedging instruments are reported under profit or loss.

Financial income (expense) in respect of contingent consideration and other long- term liabilities

Financial income (expense) in respect of contingent consideration and other long-term liabilities is comprised of the revaluation of the outstanding balances of the contingent consideration and other long-term liabilities associated with expected future payments related to the acquisition of CYTOGAM, WINRHO SDF, HEPAGAM B and VARIZIG (for details, see above under “Key Components of Our Results of Operations—Business Combination”).

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

We operate in multiple tax jurisdictions and account for taxes on income per each jurisdiction. As of December 31, 2025, we have NOLs for Israeli tax purposes of approximately $12.1 million. These NOLs have no expiration date. Following the full utilization of these NOLs, we expect that our effective income tax rate in Israel will reflect the tax benefits discussed below.

On June 9, 2025, we obtained a tax ruling from the ITA according to which, among other things, our activity is qualified as an “industrial activity,” as defined in the Investment Law, and we may be eligible for tax benefits under the Investment Law, and our income from sales of our Proprietary Products (including royalty-based income) would be deemed “Preferred Income” or “Preferred Technology Income” (in each case, within the meaning of the Investment Law), to the extent we meet the requirements of being a Preferred Technology Enterprise as defined under the Investment Law). The tax ruling is valid for the years 2024 through 2028 (inclusive). There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future, including under the tax ruling, or that we will be entitled to any additional benefits thereunder. As of the date of this Annual Report, we have not utilized any tax benefits under the Investment Law. See “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs.”

We may be subject to withholding taxes for payments we receive from foreign countries. If certain conditions are met, these taxes may be credited against future tax liabilities pursuant to tax treaties and Israeli tax laws.

Since 2021, we conduct commercial operations in the United States through our subsidiaries Kamada Inc. and Kamada Plasma LLC. The two entities are subject to U.S. federal and certain state income taxes and file a combined tax return. Income tax expenses due in connection with such activities are included as part of taxes on income in our consolidated statement of operations. As of December 31, 2025, the two entities had NOLs and other temporary differences for U.S. tax purposes of approximately $2.0 million.

As we further expand our commercial operations into other countries, we could become subject to taxation based on such a country’s statutory rates and our effective tax rate could fluctuate accordingly.

A. Operating Results

For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between 2023 and 2024, and a discussion of our liquidity and capital resources for the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024.”

The following table sets forth certain statements of operations data:

	Year Ended December 31,
	2025	2024

Revenues from Proprietary Products segment	$156,206	$141,447
Revenues from Distribution segment	24,254	19,506
Total revenues	180,460	160,953
Cost of revenues from Proprietary Products segment	83,928	73,708
Cost of revenues from Distribution segment	20,125	17,278
Total cost of revenues	104,053	90,986
Gross profit	76,407	69,967
Research and development expenses	12,995	15,185
Selling and marketing expenses	18,455	18,428
General and administrative expenses	18,724	15,702
Other expense	-	601
Operating income	26,233	20,051
Financial income	1,921	2,118
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(1,171)	(94)
Financial income (expense) in respect of contingent consideration and other long- term liabilities	(2,652)	(8,081)
Financial expenses	(864)	(660)
Income before taxes on income	23,467	13,334
Taxes on income	(3,269)	(1,128)
Net income	$20,198	$14,462

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Segment Results

	Change 2025 vs. 2024
	2025	2024	Amount	Percent
	(U.S. Dollars in thousands)
Revenues:
Proprietary Products	$156,206	$141,447	$14,759	10.4%
Distribution	24,254	19,506	4,748	24.3%
Total	180,460	160,953	19,507	12.1%
Cost of Revenues:
Proprietary Products	83,928	73,708	10,221	13.9%
Distribution	20,125	17,278	2,847	16.5%
Total	104,053	90,986	13,068	14.4%
Gross Profit:
Proprietary Products	$72,278	$67,739	$4,538	6.7%
Distribution	4,129	2,228	1,901	85.3%
Total	$76,407	$69,967	$6,439	9.2%

Revenues

For the year ended December 31, 2025, we generated $180.5 million of total revenues, as compared to $161.0 million for the year ended December 31, 2024, an increase of $19.5 million, or approximately 12%, due to an increase in revenues in both the Proprietary Products segment and the Distribution Segment.

Sales generated by our Proprietary Products segment totaled $156.2 million for the year ended December 31, 2025, a $14.8 million increase compared to $141.4 million for the year ended December 31, 2024. The increase in revenues in the Proprietary Products segment in 2025 was primarily attributable to increased sales of KAMRAB and GLASSIA in ex-U.S. markets and increased VARIZIG and KEDRAB sales in the U.S. market. KAMRAB and GLASSIA sales in ex-U.S. markets for the year ended December 31, 2025, totaled $17.2 million and $19.4 million, respectively, a $5.5 million and a $4.2 million increase compared to the year ended December 31, 2024. GLASSIA revenues for the year ended December 31, 2025, included the recognition of a $1.2 million sales milestone on account of achieving a certain sales threshold by our distributor in Russia. VARIZIG sales for the year ended December 31, 2025, totaled $11.1 million, a $5.4 million increase compared to the year ended December 31, 2024, and KEDRAB sales for the year ended December 31, 2025 totaled $53.6 million, a $3.6 million increase compared to the year ended December 31, 2024.

CYTOGAM sales for the year ended December 31, 2025, decreased by $5.4 million compared to the year ended December 31, 2024, to a total of $17.1 million. We believe that the decline in CYTOGAM sales in 2025 compared to 2024 was primarily due to increased usage of antivirals such as letermovir and maribavir resulting from improvements in their market access coverage. Our promotional efforts for CYTOGAM are focused on enhancing awareness among the medical community of the benefits of using CYTOGAM in conjunction with the antivirals due to the complementary mechanisms of action of both treatments, as well as identifying specific solid organ transplant patient profiles that are at higher risk for CMV post-transplant and may benefit from additional CMV protection with CYTOGAM. We believe that our current promotional activities, supported by new clinical data, will lead to increased demand for the product in the coming years.

For the year ended December 31, 2025, we accounted for $15.8 million of sales-based royalty income from Takeda, as compared to $16.9 million for the year ended December 31, 2024, a decrease of $1.1 million, primarily due to the decrease in the royalty rate of 12% to 6% effective August 2025.

Sales of all other products in the Proprietary Products segment for the year ended December 31, 2025, totaled $22.0 million, as compared to $19.3 million for the year ended December 31, 2024, a $2.7 million increase compared to the year ended December 31, 2024.

Sales generated by our Distribution segment during the year ended December 31, 2025, totaled $24.3 million, as compared to $19.5 million during the year ended December 31, 2024. The increase in revenues during 2025 is primarily the result of increased sales of the two biosimilar products launched during 2024 and 2025 as well as increased sales of other portfolio products.

Cost of Revenues

For the year ended December 31, 2025, we incurred $104.1 million of cost of revenues, as compared to $91.0 million for the year ended December 31, 2024, an increase of $13.1 million, or approximately 14.4%. The increase in costs of revenues is mainly attributable to increased sales in both of our reporting segments. Cost of revenues for each of the years ended December 31, 2025 and 2024 included an intangible assets amortization cost of $5.9 million.

Gross Profit

Gross profit and gross margins in our Proprietary Products segment for the year ended December 31, 2025, were $72.3 million and 46%, respectively, as compared to $67.7 million and 48% for the year ended December 31, 2024, respectively, representing an increase of $4.6 million and 6.7%, respectively. Such increase is primarily attributed to the overall increased commercial scale and a change in the product sales mix resulting in a reduction of 2.0% in the gross margins, reflecting higher sales of KAMRAB and GLASSIA in ex-U.S. markets and sales of VARIZIG and KEDRAB in the U.S. market, offset in part by the decrease in sales of CYTOGAM in the U.S. market.

Gross profit and gross margins in our Distribution segment for the year ended December 31, 2025, were $4.1 million and 17%, respectively, as compared to $2.2 million and 11% for the year ended December 31, 2024, respectively, representing an increase of $1.9 million and 85.3%, respectively. Such increase is primarily attributed to increased sales of distribution products in Israel during 2025 as well as an improved product mix.

Research and Development Expenses

For the year ended December 31, 2025, we incurred $13.0 million of research and development expenses, as compared to $15.2 million for the year ended December 31, 2024, a decrease of $2.2 million, or approximately 14.5%. The decrease was primarily due to timing changes in development projects, including the termination of the Phase 3 InnovAATe trial for Inhaled AAT.

During the year ended December 31, 2025, prior to conducting the futility analysis, we entered into an exclusivity letter with an international biopharmaceutical company associated with the potential out-licensing of the distribution rights of the Inhaled AAT product. In consideration of the terms of the exclusivity letter, we received a non-refundable payment of $3.0 million. Following the decision to discontinue the InnovAATe clinical trial, the exclusivity letter was voided and the payment received was recorded as an offset to the 2025 research and development expenses associated with the clinical trial.

Selling and Marketing Expenses

For the year ended December 31, 2025, we incurred $18.5 million of selling and marketing expenses, as compared to $18.4 million for the year ended December 31, 2024.

Selling and marketing expenses for each of the years ended December 31, 2025 and 2024 included $1.7 million of amortization expenses related to intangible assets recognized pursuant to a business combination.

Selling and marketing expenses accounted for approximately 10.2% and 11.4% of total revenues for the years ended December 31, 2025 and 2024, respectively.

General and Administrative Expenses

For the year ended December 31, 2025, we incurred $18.7 million of general and administrative expenses, as compared to $15.7 million for the year ended December 31, 2024, an increase of $3.0 million, or approximately 19.1%. This increase is primarily attributable to increased administrative support for the growth of the overall commercial operation, specifically associated with information technology costs increase.

General and administrative expenses accounted for approximately 10.4% and 9.8% of total revenues for the years ended December 31, 2025 and 2024, respectively.

Other expenses

We did not incur other expenses for the year ended December 31, 2025. For the year ended December 31, 2024, we incurred $0.6 million of other expenses which included costs associated with write downs of certain upfront licensing fees associated with products licensed for distribution as part of our Distribution segment.

Operating Profit

Operating profit and operating margin for the year ended December 31, 2025, were $26.2 million and 14.5%, respectively, as compared to $20.1 million and 12.5% for the year ended December 31, 2024, respectively, representing an increase of $6.1 million and 30.3%, respectively. Such increase is attributed to the continued improved product sales mix and overall increased commercial scale.

Financial Income

For the years ended December 31, 2025 and 2024, we generated $1.9 million and $2.1 million of financial income, respectively. Financial income is primarily comprised of interest income on bank deposits. The decrease in financial income is attributed to changes in prevailing interest rates.

Income (expenses) in respect of currency exchange differences and derivatives instruments, net

For the years ended December 31, 2025 and 2024, we generated $1.2 million and $0.1 million of expenses in respect of currency exchange differences on balances in other currencies, respectively. Income and expenses with respect to currency exchange differences primarily relate to assets and liabilities denominated in NIS and Euro, which are translated into the U.S. dollar, as well as the impact of derivatives. The increase in such expenses is attributable to the appreciation of the NIS and Euro compared to the U.S. dollar during 2025.

Financial income (expenses) in respect of contingent consideration and other long- term liabilities

For the years ended December 31, 2025 and 2024, we recognized $2.7 million and $8.1 million of financial expenses in respect of the reevaluation of contingent consideration and other long-term liabilities, respectively. Financial expenses are in respect of revaluation of contingent consideration and other long-term liabilities associated with the acquisition of CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF (for details regarding the description of such contingent consideration and other long-term liabilities, see above under “Key Components of Our Results of Operations—Business Combination” and for details regarding the payments made on account of these liabilities see below under “Liquidity and Capital Resources”). The change between the years is attributed to the reduced sales of CYTOGAM in 2025, that reduced the reevaluation expenses.

Financial Expenses

For the years ended December 31, 2025 and 2024, we incurred $0.9 million and $0.7 million of financial expenses, respectively. Financial expenses for the years ended December 31, 2025 and 2024, were primarily related to outstanding lease obligations.

Taxes on Income

For the year ended December 31, 2025, we recorded $3.3 million of tax expense, consisting of $2.0 million of deferred taxes related to changes in deferred tax liabilities, net; a $1.2 million provision for uncertain tax positions; and $0.1 million of current taxes, primarily associated with Kamada Inc., our U.S. subsidiary. For the year ended December 31, 2024, we recorded $1.3 million of tax income due to accounting for a deferred tax asset on NOLs and other temporary differences that we anticipated utilizing in the future.

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

While we have historically retained our earnings to finance operations and expand our business, in April 2025, we paid a special cash dividend of approximately $11.5 million in the aggregate.

The balance of cash and cash equivalents as of December 31, 2025, and 2024, totaled $75.5 million and $78.4 million, respectively. We plan to fund our future operations and strategic initiatives (see “Item 4. Information on the Company”) through our financial resources, cash generated from our operational activities, which generated $25.5 million and $47.6 million during the years ended December 31, 2025 and 2024, respectively, and, to the extent required, by raising additional capital through the issuance of equity or debt.

Our capital expenditure for the years ended December 31, 2025 and 2024, were $9.8 million and $10.7 million, respectively. Our capital expenditure during the year ended December 31, 2025, related primarily to the construction of our plasma collection facility in San Antonio, Texas, as well as the upgrades and improvements of our facilities and manufacturing and plasma collection equipment, including for the establishment of a new filling line at our Beit Kama facility. We expect our capital expenditures to increase in the coming years mainly in connection with the establishment of the new filling line and to facilitate the transition of manufacturing of HEPAGAM B, VARIZIG and WINRHO SDF to our manufacturing facility in Beit Kama, Israel, which will require possible upgrades to plant infrastructure as well as to upgrade manufacturing automation. In 2025, we engaged a third-party supplier to construct the new filling line.

In addition to our capital expenditure, in November 2021, we acquired CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF from Saol. Under the terms of the agreement, we paid Saol a $95.0 million upfront payment and agreed to pay up to an additional $50.0 million of contingent consideration subject to the achievement of sales thresholds for the period commencing on the acquisition date and ending on December 31, 2034. During 2023, we made the first payment of the contingent consideration in the amount of $3.0 million following achievement of the first sales threshold. The second sales threshold was met, and the second $3.0 million milestone payment was paid during February 2024. The third sales threshold was met and the third $3.0 million milestone payment was paid during April 2025. Subject to certain conditions defined in the agreement between the parties, we may be entitled to up to a $3.0 million credit, which is deductible from the contingent consideration payments due for the years 2023 through 2027. The entitlement for such credit was not met though the end of 2025. In addition, we acquired inventory in the amount of $14.2 million and agreed to pay the consideration to Saol in ten quarterly installments of $1.5 million each or the remaining balance at the final installment. Through the first half of 2024, we completed all payments due on account of such inventory commitment. We also assumed certain of Saol’s liabilities for the future payment of royalties (some of which are perpetual) and milestone payments to third parties subject to the achievement of corresponding CYTOGAM related net sales thresholds and milestones. During the years ended December 31, 2025 and 2024, we paid approximately $5.9 million and $12.7 million, respectively, on account of such contingent consideration, inventory related liability and the assumed liabilities, and the outstanding balance of the contingent consideration and the assumed liabilities as of December 31, 2025, totaled $60.4 million. During the next 12 months we anticipate paying approximately $9.9 million on account of such contingent consideration and the assumed liabilities, which are expected to be funded by our existing financial resources and cash to be generated through our operational activities. Payments on account of such liabilities expected to be made beyond the next 12 months, are expected to be funded from cash generated by our operating activities, and, to the extent required, by raising additional capital through the issuance of equity or debt. For additional information also see above under “Key Components of Our Results of Operations—Business Combination” and Note 13a to our consolidated financial statements included in this Annual Report.

We have entered into long-term lease agreements with respect to office facilities, storage spaces, plasma collection centers, vehicles and certain office equipment. The terms of such lease arrangements are between 3 to 20 years. The outstanding lease obligation as of December 31, 2025, totaled $11.6 million. For additional information see Note 14 to our consolidated financial statements included in this Annual Report.

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

Credit Facility and Loan Agreement with Bank Hapoalim B.M.

In connection with the acquisition of CYTOGAM, HEPAGAM B, VARIZIG and WINRHO SDF from Saol, on November 15, 2021, we secured a $40 million debt facility from Bank Hapoalim B.M., which was comprised of a $20 million five-year loan and a $20 million short-term revolving credit facility. The long-term loan bore interest at a rate of SOFR + 2.18% and was repayable in 54 equal monthly installments commencing on June 16, 2022. In September 2023, we repaid in full the outstanding balance of the $20 million five-year loan.

The revolving credit facility was in effect for an initial period of 12 months. Thereafter, on January 1, 2023, the credit facility was reduced to NIS 35 million (equivalent to approximately $10 million) and extended for an additional period of 12 months and subsequently on January 1, 2024, it was extended for an additional period of 12 months. Borrowings under the credit facility accrued interest at a rate of PRIME + 0.55 and were repayable no later than 12 months from the date advanced. We were required to pay Bank Hapoalim an annual fee of 0.275% for the credit allocation. The terms of the credit facility included certain financial covenants, including that we maintain: (i) minimum equity capital of 30% of the balance sheet and no less than $120 million, examined on a quarterly basis, (ii) a maximum working capital to debt ratio of 0.8, examined on a quarterly basis, and (iii) a minimum debt coverage ratio of 1.1 during 2022-2024 and 1.25 in 2025 and onwards, examined on an annual basis. In addition, the terms of the credit facility contained certain restrictive covenants including, among others, limitations on restructuring, the sale of purchase of assets, material licenses, certain changes of control and the creation of floating charges over our property and assets. In addition, we undertook not to create any first ranking floating charge over all or materially all of our property and assets in favor of any third party unless certain conditions, as defined in the loan agreement, have been satisfied.

On February 17, 2025, we converted the credit facility to a NIS 35 million on-call credit facility from Bank Hapoalim, with each loan thereunder bearing interest at a rate of 6.3%. As part of the conversion, we undertook not to create a floating charge over all or materially all of our assets. In addition, the previous credit facility, as described above, was terminated, together with our obligations to meet the financial covenants.

Cash Flows from Operating Activities

Net cash provided by operating activities was $25.5 million and $47.6 million for the years ended December 31, 2025 and 2024. respectively. Net cash provided by operating activities for 2025 and 2024 was primarily generated through our commercial operations, including the sales of our commercial products, mainly KEDRAB, GLASSIA and CYTOGAM, as well as cash generated from royalties payable by Takeda on account of their GLASSIA sales, net of our operational costs.

Cash Flows used in Investing Activities

Net cash used in investing activities was $9.8 million for the year ended December 31, 2025, comprised of capital expenditures primarily associated with the construction of our new plasma collection center in San Antonio, Texas, as well as upgrades and improvements of our facilities and manufacturing and plasma collection equipment, including the establishment of the new filling line at the Beit Kama, Israel facility.

Net cash used in investing activities was $10.7 million for the year ended December 31, 2024, comprised of capital expenditures primarily associated with the construction of our plasma collection centers in Houston, Texas and San Antonio, Texas, as well as upgrades and improvements of our facilities and manufacturing and plasma collection equipment.

Cash Flows used in Financing Activities

Net cash used in financing activities was $18.3 million for the year ended December 31, 2025, and included a $11.5 million dividend paid to our shareholders in April 2025, a $3.0 million milestone payment related to the contingent consideration for achieving the third sales threshold, and $2.9 million for assumed royalty payment obligations to third parties on CYTOGAM net sales.

Net cash used in financing activities was $13.9 million for the year ended December 31, 2024, and included the payment to Saol of $3.0 million on account of the contingent consideration for the second sales threshold and a total of $9.7 million on account of assumed liabilities generated by the November 2021 Saol acquisition, comprised of $2.2 million for the remaining acquired deferred inventory liability and $7.5 million for assumed royalty payment obligations to third parties on CYTOGAM net sales.

C. Research and Development, Patents and Licenses, Etc.

Research and development expenses accounted for approximately 7.2% and 9.4% of total revenues for the years ended December 31, 2025 and 2024, respectively.

Set forth below are the research and development expenses associated with our major development programs in the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
Inhaled AAT	$3,000	$6,889
Other early stage development programs	188	91
Unallocated salary	5,913	5,621
Unallocated facility cost allocated to research and development	2,912	1,559
Unallocated other expenses	982	1,025
Total research and development expenses	$12,995	$15,185

In 2019, we commenced a global, randomized, double-blind, placebo-controlled Phase 3 InnovAATe pivotal study, to test our inhaled AAT therapy as a potential alternative to the current standard of care for AATD patients of weekly intravenous (IV) infusions, under the guidance of the FDA and the EMA. In December 2025, we announced that the DSMB advised us that, based on a prespecified interim futility analysis, the Phase 3 InnovAATe trial is unlikely to demonstrate a statistically significant benefit in its primary endpoint—lung function measured by FEV1. Based on the futility analysis outcome, we announced our decision to discontinue the trial. The discontinuation was solely due to the low likelihood of achieving the efficacy outcome and was not reflective of any safety concerns.

Following our announcement, we took appropriate steps to inform all participating sites and other stakeholders of our decision to discontinue the study, and we are currently carrying out the discontinuation process in an organized and efficient manner. In connection with the termination of the study, in 2025, we accounted for costs totaling $2.6 million on account of study closeout costs.

During the year ended December 31, 2025, prior to conducting the futility analysis, we entered into an exclusivity letter with an international biopharmaceutical company associated with the potential out-licensing of the distribution rights of the Inhaled AAT product. In consideration of the terms of the exclusivity letter, we received a non-refundable payment of $3.0 million. Following our decision to discontinue the InnovAATe clinical trial, the exclusivity letter was voided and the payment received was recorded as an offset to the 2025 research and development expenses associated with the clinical trial.

Our current development programs are described in “Item 4. Information on the Company— Information on the Company—Business Overview—Our Development Product Pipeline”.

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

D. Trend Information.

Adverse macroeconomic conditions, including inflation, slower economic growth, changes in fiscal and monetary policies, volatility in interest rates, and currency fluctuations, have impacted companies in Israel and globally. As future market conditions and fiscal and monetary policies remain highly uncertain, we cannot predict the extent to which a potential recessionary environment or continued economic volatility may affect demand for our Proprietary Products and Distribution segment products, or our ability to sustain our forecasted growth and other business and operational objectives. See also “Item 3.D. “Risk Factors–General Risks– Developments in the economy may adversely impact our business.”

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

We include variable consideration, such as variable prices, discounts, chargeback, rebates, adjustments to the net market price, volume rebates, and, under certain conditions, a right to return option, in the transaction price, only to the extent it is highly probable that its inclusion will not result in a significant revenue reversal in the future once the uncertainty has been resolved. For contracts that consist of more than one performance obligation, at contract inception we allocate the contract transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

We sell CYTOGAM, WINRHO SDF, VARIZIG and HEPAGAM B through our wholly owned subsidiary Kamada Inc. in the U.S. market to wholesalers/distributors for redistribution/sale of these products to other parties, such as hospitals and pharmacies. Revenue recognition occurs at a point in time when control of the product is transferred to the wholesalers/distributors, generally on delivery of the goods.

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

We periodically evaluate the condition and analyze the age of inventories and make provisions for slow-moving inventories accordingly. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products or the reversal of previously recorded write-downs.

We periodically assess the potential effect on inventory in cases of deviations from quality standards in the manufacturing process to identify potential required inventory write offs. Such assessment is subject to our professional judgment.

Inventory that is produced following a change in manufacturing process prior to final approval of regulatory authorities is subject to our assessment as to the probability of obtaining such approval. We periodically reassess the probability of such approval and the remaining shelf life of such inventory. If regulatory approval is not probable, the cost of this inventory will be charged to research and development expenses.

Impairment of Non-financial Assets, other than Goodwill

We evaluate the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

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

As of December 31, 2025, we performed an assessment for goodwill impairment for our Proprietary Products segment, which is the level at which goodwill is monitored for internal management purposes and concluded that the fair value of the Proprietary Products segment exceeds the carrying amount by approximately 40%. The carrying amount of goodwill assigned to this segment is $30.3 million.

When evaluating the fair value of the Proprietary Products segment, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for five years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth rate of -5.0% determined based on the long-term expected prospects of the reporting unit; and (c) a discount rate (post-tax) of 10.6% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Proprietary Products segment’s operations.

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods. If any of these were to vary materially from our plans, we may record impairment of goodwill allocated to the Proprietary Products segment reporting unit in the future. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of the Proprietary Products segment reporting unit by approximately $6.5 million and $25.2 million, respectively. The sensitivity analysis described above did not lead to an increase of the recoverable amount over the carrying amount. Based on our assessment as of December 31, 2025, no goodwill was determined to be impaired. For more information see Note 10 to our consolidated financial statements included in this Annual Report for more details.

Research and development costs

Research and development costs include preclinical and clinical costs (as well as cost of materials associated with the development of new products or existing products for new therapeutic indications). In addition, these costs include additional product development activities with respect to approved and distributed products as well as post marketing commitment research and development activities.

Research expenses are recognized when incurred. Costs incurred on development projects are recognized as intangible assets as of the date that it can be established that it is probable that future economic benefits attributable to the relevant project will be realized, considering factors including the technological and commercial feasibility of the project. Specifically, intangible assets arising from our development projects are recognized on our balance sheet if all of the following criteria are met:

●	the development project is clearly defined and identifiable;

●	the attributable costs can be measured reliably during the development period;

●	the technological feasibility, adequate resources to complete and a market for the product or an internal use of the product can be demonstrated; and

●	management has the intent to produce and market the product or otherwise utilize it.

Development costs are capitalized as of the date when these criteria are met. Until such criteria are met, development costs incurred are recognized as an expense.

Our development projects are often subject to regulatory approval procedures and other uncertainties. Therefore, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied, and development expenditures are recognized in profit or loss when incurred. Under limited circumstances, when development projects pertain to existing therapeutic indications, development costs are eligible for capitalization.

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

The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding several complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and expiration behaviors, expected exercise multiple, risk-free interest rates, expected dividends and the price of our ordinary shares on the TASE (or Nasdaq for persons who are subject to U.S. federal income tax), which are estimated as follows:

●	Expected Life. The expected life of the share options is based on historical data and is not necessarily indicative of the exercise patterns of share options that may occur in the future.

●	Volatility. The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices on the TASE and NASDAQ is reasonably indicative of expected future trends.

●	Risk-free interest rate. The risk-free interest rate is based on the yields of non-index-linked Bank of Israel treasury bonds with maturities similar to the expected term of the options for each option group.

●	Expected forfeiture rate. The post-vesting forfeiture rate is based on the weighted average historical forfeiture rate.

●	Dividend yield and expected dividends. While on March 5, 2025, we announced a special cash dividend of $0.20 per share (approximately $11.5 million in the aggregate), with a record date (ex-dividend date) of March 17, 2025, which was paid on April 7, 2025, we have historically retained our earnings to finance operations and expand our business and may not pay additional cash dividends in the future. Through the end of 2025, we assumed a dividend yield and expected dividends of zero.

●	Share price. The price of our ordinary shares on the TASE (or Nasdaq for persons who are subject to U.S. federal income tax) used in determining the grant date fair value of options is based on the price on the grant date.

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

A sensitivity analysis was performed based on reasonably possible changes of the principal assumptions (discount rate and future salary increases) underlying the defined benefit plan.

If the discount rate would be one percent higher or lower, and all other assumptions were held constant, the defined benefit obligation would decrease by $110,000 or increase by $169,000, respectively.

If the expected salary growth would increase or decrease by one percent, and all other assumptions were held constant, the defined benefit obligation would increase by $159,000 or decrease by $104,000, respectively.

Since August 2022, Kamada Inc., our U.S. wholly owned subsidiary has a 401(k) defined contribution plan covering certain employees in the United States. All eligible employees may elect to contribute up to 100% of their annual compensation to the plan through salary deferrals, subject to the U.S. Internal Revenue Service (“IRS”) limits. For the year ended December 31, 2025, the contribution limit was $23,500 per year (for certain employees over 50 years of age the maximum contribution was $31,000 per year). The U.S. subsidiary matches 3% of employee contributions up to the combined maximum employee and employer contributions totaling $70,000 (for certain employees over 50 years of age the maximum contribution was $77,500 per year).

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

As of December 31, 2025, we recorded $2.0 million of tax expense associated with deferred tax asset on account of the remaining NOLs and other temporary differences as we estimated that their utilization is probable in the foreseeable future.

Uncertain tax positions

We evaluate potential uncertain tax positions, including additional tax and interest expenses, and recognize a provision when it is more probable than not that we will have to use our economic resources to pay such obligation.

As of December 31, 2025 we accounted for tax expenses associated with uncertain tax positions in the amount of $1.2 million.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of March 11, 2026.

Name	Age	Position
Executive Officers:
Amir London	57	Chief Executive Officer
Chaime Orlev	55	Chief Financial Officer
Eran Nir	53	Chief Operating Officer
Yael Brenner	62	Vice President, Quality
Hanni Neheman	56	Vice President, Marketing & Sales
Nir Livneh	47	Vice President, General Counsel and Corporate Secretary
Orit Pinchuk	60	Vice President, Regulatory Affairs and PVG
Liron Reshef	55	Vice President, Human Resources
Jon Knight	60	Vice President, U.S. Commercial Operations
Shavit Beladev	55	Vice President, Plasma Operations
Boris Gorelik	45	Vice President, Business Development and Strategic Programs

Directors:
Lilach Asher-Topilsky (1)(3)	55	Chair of the Board of Directors, Chair of the Strategy Committee
Uri Botzer (1)(3)	37	Director
Ishay Davidi (1)	64	Director
Prof. Benjamin Dekel (1)(2)	59	External Director
Karnit Goldwasser (1)	49	Director
Assaf Itshayek (1)(2)	53	External Director, Chairman of Audit Committee, Chairman of the Compensation Committee
Lilach Payorski (1)(2)	53	Director
Leon Recanati (1)	77	Director
David Tsur (1)(3)	75	Director

(1)	Independent director under the Nasdaq listing requirements.

(2)	Member of the Audit Committee and the Compensation Committee.

(3)	Member of the Strategy Committee.

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

Chaime Orlev has served as our Chief Financial Officer since December 2017. Prior to that, Mr. Orlev had served in senior finance roles for more than 20 years, with approximately 13 years spent in the life sciences industry. Previously, from September 2016 to November 2017, Mr. Orlev served as Chief Financial Officer and Vice President Finance and Administration at Bioblast Pharma Ltd. (Nasdaq: ORPN), a clinical-stage, biotechnology company. Prior to that, from 2010, Mr. Orlev served as Vice President Finance and Administration at Chiasma (Nasdaq: CHMA), a clinical stage biopharmaceutical company, in which role Mr. Orlev led the company’s initial public offering and listing on Nasdaq. Mr. Orlev holds a BA degree in Business Administration from the College of Management in Israel, an MBA degree from the Recanati Graduate School of Business Administration at the Tel Aviv University and is a certified public accountant in Israel.

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

Orit Pinchuk has served as our Vice President of Regulatory Affairs and PVG since October 2014. Ms. Pinchuk has over 30 years of experience in the pharmaceutical industry, holding senior roles across Regulatory Affairs and Compliance. Prior to joining Kamada, Ms. Pinchuk served more than two decades at Teva Pharmaceuticals Industries (1993-2014), where she served as Director of Compliance and Regulatory Affairs, Operation Israel and Senior Director of Regulatory Affairs, Research and Development and Operation Israel. Ms. Pinchuk has extensive experience collaborating with global health authorities, including the FDA, EMA and the Canadian health authority. Ms. Pinchuk holds a B.Tech degree in Textile Chemistry from Shenkar College for Engineering and Design and M.Sc. degree in Applied Chemistry from the Hebrew University of Jerusalem.

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

Boris Gorelik has served as our Vice President, Business Development and Strategic Programs since June 2022. Prior to that, Mr. Gorelik served as our Director of Business Development from April 2020. Mr. Gorelik has over 15 years of Business Development and M&A experience, most of it in the pharmaceutical industry. Prior to joining us, Mr. Gorelik was Senior Director of Global Business Development and Strategy with Teva Pharmaceutical Industries, Ltd. Prior to his tenure at Teva, Mr. Gorelik served in various legal, M&A, and transaction services-related roles in the Israeli law office of Goldfarb Seligman, as well as KPMG and Deloitte Israeli offices. Mr. Gorelik holds a LL.B. degree, B.A. degree in Accounting and MBA degree, all from Tel Aviv University.

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

Uri Botzer has served as a member of our board of directors since December 2022 and serves as a member of our Strategy Committee. Mr. Botzer has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2019. Mr. Botzer currently serves as a director at Marom Dolphin Ltd. and Simplivia Healthcare Ltd. Prior to joining FIMI, Mr. Botzer served as a lawyer at FISCHER (FBC & Co.). Mr. Botzer holds a B.A. degree in Business Administration and a LL.B. (Bachelor of Law), Cum Laude, from Reichman University, Herzliya.

Ishay Davidi has served on our board of directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as the Chairman of the Board of Directors of Polyram Plastic Industries Ltd. (TASE), Ashot Ashkelon Industries Ltd. (TASE), and Bio-Lab Ltd. Mr. Davidi also serves as a director of Bet Shemesh Engines Ltd. (TASE), C. Mer Industries Ltd. (TASE), PCB Technologies Ltd. (TASE), Rekah Pharmaceutical Industries (TASE), SOS Ltd., GreenStream Ltd., Amiad Water Systems Ltd. (AIM), Rimoni Industries Ltd. (TASE), Elyakim Ben-Ari Group Ltd., Amal and Beyond Ltd., Carmex Precision Tolls Ltd. and Gat Fertilizers Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Infinya Ltd. (TASE), Inrom, Retalix (previously traded on NASDAQ and TASE) and Tefron Ltd. (NYSE and TASE) and as a director of Gilat Satellite Networks Ltd. (NASDAQ and TASE), Pharm Up Ltd (TASE), Ham-Let Ltd. (TASE), Ormat Industries Ltd. (previously traded on TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd. (TASE), Scope Metals Group Ltd. (TASE), Tadir-Gan (Precision Products) 1993 Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi served as the Chief Executive Officer of Zer Science Industries Ltd. Mr. Davidi holds an M.B.A. degree from Bar Ilan University, Israel, and a B.Sc. degree, with honors, in Industrial Engineering from the Tel Aviv University, Israel.

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

Assaf Itshayek has served as an external director (within the meaning of the Companies Law) since August 2023 and is the Chairman of our Audit Committee and Compensation Committee. Mr. Itshayek has over 16 years of hi-tech industry experience in senior management and finance executive positions in different industries (including online, fintech and energy). Mr. Itshayek currently serves as a member of the board of directors of GoTo Global Ltd., Qira Ltd. and Nostromo Energy Holdings Corporation. From June 2021 until October 2022, Mr. Itshayek served as the chief executive officer of NeraTech Media Ltd. Prior thereto, from November 2012 until June 2021, Mr. Itshayek was at Somoto Ltd. (TASE: SMTO), initially as the chief financial officer and from December 2017, as the chief executive officer. Prior thereto, Mr. Itshayek served as the chief financial officer of BlueSnap Inc. (from February 2021 until January 2021) and Digital Power Corporation Ltd. (from June 2009 until May 2011) and served as the corporate controller of Metalink Ltd. from June 2006 until August 2008. From December 1999 until July 2006, Mr. Itshayek served as a TMT senior audit manager at Deloitte Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network. Mr. Itshayek holds a B.A. degree in Business Administration and Accountancy from the College of Management and an M.B.A. degree from Tel Aviv University.

Lilach Payorski has served on our board of directors since December 2021 and serves as a member of our Audit Committee. Ms. Payorski served as the Chair of our Audit Committee from December 2021 to October 2023. Ms. Payorski served as the Group Chief Financial Officer of Delta Galil Industries (TASE: DELG) from May 2024 until October 2024. Ms. Payorski served as the Chief Financial Officer of Tyto Care Ltd. from November 2022 until March 2023. Prior to that, Ms. Payorski served as the Chief Financial Officer of Stratasys Ltd. (NASDAQ: SSYS), a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. From December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys. From December 2009 to December 2012, Ms. Payorski served as Head of Finance at PMC-Sierra (NASDAQ: PMCS), a company operating in the semiconductors industry, which was subsequently acquired by Microsemi Corporation. Prior to that, from March 2005 to December 2009, Ms. Payorski served as Compliance Controller at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a security company. Ms. Payorski also served as corporate controller at Wind River Systems (NASDAQ: WIND), a software company, which was subsequently acquired by Intel Corporation, from June 2003 to March 2005. Earlier in her career, from March 1997 to June 2003, Ms. Payorski worked as a chartered public accountant at Ernst & Young LLP, both in Israel and later in Palo Alto, CA. Ms. Payorski currently serves as the chair of the audit committee of ODDITY Ltd. (NASDAQ: ODD). Ms. Payorski also served as the chair of the audit committee of Scodix Ltd. (TASE: SCDX) and Gauzy Ltd. (NASDAQ: GAUZ). Ms. Payorski holds a B.A. degree in Accounting and Economics from Tel Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University.

Leon Recanati has served on our board of directors since May 2005, as the Chairman of our board of directors from March 2013 to August 2020 and served as the Chairman of our Compensation Committee from February 2019 until September 2023. Mr. Recanati currently serves as the Chairman of MadaTech, National Museum of Science Technology and Space in memory of Daniel and Mathilde Recanati. Mr. Recanati also serves as a member of the board of directors of Evogene Ltd., a computational biology and chemistry company listed on the TASE and New York Stock Exchange, and as a member of the board of directors of PV Nano Cell Ltd., a company traded on the OTC Market. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., Gov, RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., Shavit Capital Funds and Ofil Ltd. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation Ltd., Clal Industries Ltd., Azorim Investment Development and Construction Co Ltd., Delek Israel Fuel Corporation and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion — Israel Institute of Technology and Tel Aviv University.

David Tsur has served on our board of directors since our inception and serves as a member of our Strategy Committee. Mr. Tsur served as the Active Deputy Chairman on a half-time basis from July 2015 until December 31, 2019. Mr. Tsur served as our Chief Executive Officer from our inception until July 2015. Mr. Tsur served as the Chairman of the Board of Directors of Kanabo Ltd. (LSE) from 2018 to 2024 and as a director of BioHarvest Sciences Inc. (CSE) from 2022 to 2025. Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur received the 2024 Lifetime Achievement Award by the Manufacturers Association of Israel for his many years of contribution to the Israeli biopharmaceutical industry. Mr. Tsur holds a B.A. degree in Economics and International Relations and an M.B.A. degree in Business Management, both from the Hebrew University of Jerusalem.

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

B. Compensation

Aggregate Compensation of Directors and Officers

The aggregate compensation incurred by us in relation to our executive officers and directors, including share-based compensation, for the year ended December 31, 2025, was approximately $4.95 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

From time to time, we grant options to our employees, officers and directors and, in the past, granted restricted share units to our officers and several of our employees. We granted options to purchase an aggregate 1,060,000 of our ordinary shares to our officers as a group during the year ended December 31, 2025. We did not grant any options to our directors during the year ended December 31, 2025.

As of December 31, 2025, options to purchase 2,033,985 of our ordinary shares granted to our Israeli based officers and directors as a group were outstanding, of which options to purchase 850,485 of our ordinary shares were vested, with a weighted average exercise price of NIS 19.85 per ordinary share. In addition, as of December 31, 2025, options to purchase 255,000 of our ordinary shares granted to our U.S. based officers as a group were outstanding, of which options to purchase 105,000 of our ordinary shares were vested, with a weighted average exercise price of $6.06 per ordinary share. For details regarding the beneficial ownership of our shares by our officers and directors, see “Item 6. Directors, Senior Management and Employees — Share Ownership.”

Compensation of Directors

We pay our directors an annual fee and per-meeting fees in the maximum amounts payable from time to time for such fees by us under the Second and Third Addendums, respectively (or, to the extent any director is determined to have financial and accounting expertise and is deemed an expert director (in each case, within the meaning of the Companies Law and the regulations thereunder), under the Fourth Addendum) to the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000, or the Compensation Regulations. In accordance with the Compensation Regulations, we currently pay our directors an annual fee of NIS 98,280 (approximately $28,470), as well as a fee of NIS 3,785 (approximately $1,096) for each board or committee meeting attended in person, NIS 2,271 (approximately $658 for each board or committee meeting attended via telephone or videoconference and NIS 1,893 (approximately $548) for participation by written consent.

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

Compensation of Covered Executives

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), namely our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President, Business Development and Strategic Programs, and Vice President, US Commercial Operations, during or with respect to the year ended December 31, 2025. Each such office holder was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

Name and Position	Salary(1)	Bonus(2)	Value of Options Granted(3)	Other(4)	Total
	(in thousands)
Amir London Chief Executive Officer	$443	240	105	31	819
Chaime Orlev Chief Financial Officer	$365	115	87	26	593
Eran Nir Chief Operating Officer	$336	100	44	32	512
Boris Gorelik Vice President, Business Development and Strategic Programs	$260	45	35	117	457
Jon Knight Vice President, U.S. Commercial Operations	$258	50	32	-	340

(1)	Salary includes gross salary and fringe benefits.

(2)	Bonuses includes annual bonuses. The annual bonus is subject to the fulfillment of certain targets determined for each year by the compensation committee and board of directors.

(3)	The value of options is the expense recorded in our financial statements for the year ended December 31, 2025 with respect to all options granted to such executive officer

(4)	Cost of housing and personal expenses, and allowance for the use of a company car net of reimbursement by social security of certain salary expenses, each to the extent applicable

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

Our current compensation policy for executive officers and directors was approved by our shareholders on December 10, 2025.

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

Under the Companies Law, an amendment to an existing arrangement with an office holder (other than the chief executive officer, which is described below), who is not a director, requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director), who is subordinate to the chief executive officer, shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer and the company’s compensation policy determines that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) will be approved by the chief executive officer and (ii) the engagement terms are consistent with the company’s compensation policy. Under our compensation policy for executive officers and subject to applicable law, our chief executive officer may approve an immaterial amendment of up to 10% of the existing terms of office and engagement (as compared to those approved by the compensation committee) of an executive who is subordinate to the chief executive officer (who is not a director).

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

However, an amendment to an existing arrangement with a chief executive officer (who is not a director) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. Furthermore, according to regulations promulgated under the Companies Law, the renewal or extension of an existing arrangement with a chief executive officer shall not require shareholder approval if (i) the renewal or extension is not beneficial to the chief executive officer as compared to the prior arrangement or there is no substantial change in the terms and other relevant circumstances; and (ii) the engagement terms are consistent with the company’s compensation policy and the prior arrangement was approved by the shareholders by the Special Majority for Compensation.

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

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted under the Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction); provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Companies Law). In addition, pursuant to an amendment to our articles of association approved by our shareholders at the annual general meeting held on December 10, 2025, our articles of association now authorize us to indemnify and insure our office holders to the fullest extent permitted under the Israeli Securities Law, 1968 (the “Israeli Securities Law”) and the Competition Law.

We have entered into indemnification and exculpation agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Companies Law)) and undertaking to indemnify them to the fullest extent permitted by the Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements. Under such agreements, the maximum aggregate amount of indemnification that we may pay to all of our office holders together is (i) for office holders who joined our company before May 31, 2013, the greater of 30% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment and NIS 20 million, and (ii) for office holders who joined our company after May 31, 2013, 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment. In addition, following the amendment to our articles of association approved by our shareholders at the annual general meeting held on December 10, 2025, described above, our shareholders also approved an amendment to the indemnification and exculpation agreements with each of our current office holders to provide for indemnification to the fullest extent permitted under the Israeli Securities Law and the Competition Law.

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

Vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our articles of association, may generally be filled by a vote of a simple majority of the directors then in office. See “— External Directors” for a description of the procedure for the election of external directors.”

A general meeting of our shareholders may remove a director (other than our external directors) from office prior to the expiration of his or her term in office by a resolution adopted by holders of a majority of our shares voting on the proposed removal, provided that the director being removed from office is given a reasonable opportunity to present his or her case before the general meeting. See “— External Directors” for a description of the procedure for the removal of external directors.”

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” must appoint at least two external directors who meet the qualification requirements in the Companies Law.

According to regulations promulgated under the Companies Law, a company whose shares are traded on certain stock exchanges outside Israel (including Nasdaq, such as our company) and which does not have a controlling shareholder, may, subject to certain conditions, elect to exempt itself from the requirements of Israeli law regarding the appointment of external directors and related rules concerning the composition of the audit committee and compensation committee of the board of directors. We relied on such exemption between January 30, 2017 and until the closing of the September 2023 private placement, as a result of which FIMI Opportunity Funds became our controlling shareholder (within the meaning of the Companies Law). Accordingly, in August 2023, our shareholders approved the election of Prof. Benjamin Dekel and Assaf Itshayek as external directors (within the meaning of the Companies Law), each to serve for an initial three-year term, effective as of September 7, 2023.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor recommended by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an “interested party” or an office holder, or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent accounting firm or anyone acting on its behalf. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the company’s outstanding shares or voting rights, (ii) any person or entity (or relative of such person) who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Tali Yaron of Brightman Almagor Zohar & Co. (a Firm in the Deloitte Global Network) serves as our internal auditor

Fiduciary Duties and Approval of Related Party Transactions under Israeli Law

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

Approval of Significant Private Placements

Under the Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders by a simple majority. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if all of the following conditions are met:

●	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

●	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

●	the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

D. Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2025	2024	2023

Total Employees	462	420	378

Located in Israel	393	374	347
Located in the United States	67	44	29
Located in Other Countries	2	2	2

In Research and Development	46	42	38
In General and Administrative	64	62	57
In Operations	317	278	249
In Sales and Marketing	35	38	34

We signed a collective bargaining agreement with the Histadrut and the employees’ committee established by our employees at our Beit Kama facility in December 2013, which expired in December 2017. In November 2018, we signed a further collective bargaining agreement with the employees’ committee and the Histadrut, which expired in December 2021. In July 2022, we signed a new collective agreement with the employee’s committee and the Histadrut; while the agreement will be effective through the end of 2029, certain economic terms may be renegotiated by the parties following the four-year anniversary of the agreement. In September 2025, we entered into a negotiation process with the employees’ committee and the Histadtrut related to the economic terms under the collective bargaining agreement, and such process is still ongoing. The collective bargaining agreement governs certain aspects of our employee-employer relations, such as firing procedures, annual salary raise, and eligibility for certain compensation terms and welfare. Approximately 218 of our employees, all of whom are located at our Beit Kama facility, currently work under the collective bargaining agreement signed in July 2022. We have experienced labor disputes and work stoppages in the past at our Beit Kama facility. For example, on March 3, 2022, during the course our negotiations with the Histadrut and the employees’ committee on the renewal of the collective bargaining agreement, the employee’s committee declared a labor dispute, and on April 26, 2022, a strike was initiated by the employees’ committee, which continued until signed agreement was signed in July 2022. In addition, in December 2020, during the course of our negotiations with the Histadrut and the employees’ committee on severance remuneration for employees who may be laid-off as part of the workforce down-sizing as a result of the transfer of GLASSIA manufacturing to Takeda, the employee’s committee declared a labor dispute, which was subsequently concluded during February 2021 following the execution of a special collective bargaining agreement governing such severance terms. In March 2023, we signed an additional special collective bargaining agreement with the employees’ committee and the Histadtrut governing severance remuneration terms for staff reductions, in order to adjust to lower plant utilization.

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

Extension orders issued by the Israeli Ministry of Labor, Social Affairs, and Social Services apply to us and affect matters such as cost of living adjustments to payroll, length of working hours and week, recuperation pay, travel expenses, and pension rights.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and executive officers and all of current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 57,686,056 ordinary shares outstanding as of March 10, 2026. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options exercisable into ordinary shares and restricted share units that will become vested, as applicable, within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options and restricted share units for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
Executive Officers
Amir London (1)	361,875	*
Chaime Orlev (2)	79,133	*
Eran Nir (3)	32,898	*
Yael Brenner (4)	66,266	*
Hanni Neheman (5)	18,417	*
Nir Livneh (6)	29,485	*
Orit Pinchuk (7)	27,133	*
Liron Reshef (8)	30,000	*
Jon Knight (9)	60,000	*
Shavit Beladev (10)	18,418	*
Boris Gorelik (11)	60,000	*

Directors
Lilach Asher-Topilsky (12)	49,000	*
Uri Botzer (13)	22,500	*
Ishay Davidi (14)	22,133,287	38.34%
Prof. Benjamin Dekel (15)	8,000	*
Karnit Goldwasser (16)	49,000	*
Assaf Itshayek (17)	8,000	*
Lilach Payorski (18)	22,500	*
Leon Recanati (19)	3,481,937	6.03%
David Tsur (20)	656,929	1.14%
Directors and executive officers as a group (20 persons) (21)	27,214,779	46.39%

*	Less than 1% of our ordinary shares.

(1)	Includes (i) 61,875 ordinary shares, and (ii) options to purchase 300,000 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 19.36 (or $6.31) per share, which expire on June 22, 2029. Does not include unvested options to purchase 500,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(2)	Includes (i) 11,633 ordinary shares, and (ii) options to purchase 67,500 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 19.43 (or $6.33) per share, which expire between August 28, 2028, and November 28, 2029. Does not include unvested options to purchase 135,000 ordinary shares units that are not exercisable within 60 days of the date of the table.

(3)	Includes (i) 10,398 ordinary shares, and (ii) options to purchase 22,500 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 19.36 (or $6.31) per share, which expire on August 28, 2028. Does not include unvested options to purchase 90,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(4)	Includes (i) 6,266 ordinary shares, and (ii) options to purchase 60,000 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 19.36 (or $6.31) per share, which expire on August 28, 2028. Does not include unvested options to purchase 60,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(5)	Includes (i) 3,417 ordinary shares, and (ii) options to purchase 15,000 ordinary shares exercisable within 60 days of the date of the table, at exercise price of NIS 19.36 (or $6.31) per share, which expire on August 28, 2028. Does not include unvested options to purchase 60,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(6)	Subject to options to purchase 29,485 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 17.67 (or $5.76) per share, which expire on October 23, 2029. Does not include unvested options to purchase 80,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(7)	Includes (i) 12,133 ordinary shares, and (ii) options to purchase 15,000 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 19.36 (or $6.31) per share, which expire on August 28, 2028. Does not include unvested options to purchase 60,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(8)	Subject to options to purchase 30,000 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 16.75 (or $5.46) per share, which expire on September 2, 2029. Does not include unvested options to purchase 70,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(9)	Subject to options to purchase 60,000 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of $5.88 per share, which expire on September 9, 2028. Does not include unvested options to purchase 75,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(10)	Includes (i) 3,418 ordinary shares, and (ii) options to purchase 15,000 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 19.36 (or $6.31) per share, which expire on August 28, 2028. Does not include unvested options to purchase 60,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(11)	Includes options to purchase 60,000 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of $6.2 per share, which expire between February 11, 2027, and January 16, 2029. Does not include unvested options to purchase 75,000 ordinary shares units that are not exercisable or do no vest, as applicable, within 60 days of the date of the table.

(12)	Subject to options to purchase 49,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 21.69 (or $7.1) per share, which expire between September 25, 2026, and June 22, 2029. Does not include unvested options to purchase 7,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(13)	Subject to options to purchase 22,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 17.35 (or $5.65) per share, which expire on June 22, 2029. Does not include unvested options to purchase 7,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(14)	Includes (i) 22,084,287 shares indirectly beneficially owned through the FIMI 6 Funds and FIMI 7 Funds. and (ii) 49,000 ordinary shares subject to options held directly held by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.69 (or $7.1) per share, which expire between September 25, 2026, and June 22, 2029. Does not include unvested options to purchase 7,500 ordinary shares held by Mr. Ishay Davidi that are not exercisable within 60 days of the date of the table.

(15)	Subject to options to purchase 8,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.71 (or $6.42) per share, which expire on March 7, 2030. Does not include ordinary shares subject to unvested options to purchase 8,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(16)	Subject to options to purchase 49,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.69 (or $7.1) per share, which expire between September 25, 2026, and June 22, 2029. Does not include unvested options to purchase 7,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(17)	Subject to options to purchase 8,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.71 (or $6.42) per share, which expire on March 7, 2030. Does not include ordinary shares subject to unvested options to purchase 8,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(18)	Subject to options to purchase 22,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 19.36 (or $6.31) per share, which expire on June 22, 2029. Does not include unvested options to purchase 7,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(19)	Mr. Recanati (i) directly holds 631,145 ordinary shares and (ii) beneficially owns 1,455,458 ordinary shares through Gov Financial Holdings Ltd. (“Gov”) and 1,346,334 ordinary shares through Insight Capital Ltd. (“Insight”), both of which are wholly owned by Mr. Recanati. In addition, includes options to purchase 49,000 ordinary shares directly held by Mr. Recanati that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.69 (or $7.1) per share, which expire between September 25, 2026, and June 22, 2029. Does not include ordinary shares subject to unvested options to purchase 7,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(20)	Mr. David Tsur directly holds 607,929 ordinary shares. In addition, includes options to purchase 49,000 ordinary shares directly held by Mr. Tsur that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.69 (or $7.1) per share, which expire between September 25, 2026, and June 22, 2029. Does not include unvested options to purchase 7,500 ordinary shares that are not exercisable within 60 days of the date of the table.

(21)	See footnotes (1)-(20) for certain information regarding beneficial ownership.

Equity Compensation Plan

In July 2011, we adopted our 2011 Israeli Share Option Plan and in September 2016, we amended and renamed it as the 2011 Israeli Share Award Plan (the “2011 Plan”). The 2011 Plan expired in July 2021 and in August 2021, we extended the 2011 Plan by an additional ten years, until August 9, 2031, and adopted a few additional amendments to the 2011 Plan and the 2011 Plan was further amended in October 2022 and March 2025. References below to the “2011 Plan” refer to the 2011 Plan as amended in August 2021, October 2022 and March 2025. Under the 2011 Plan, we are authorized to grant options and restricted share units to directors, officers, employees, consultants and service providers of our company and subsidiaries. The 2011 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. The 2011 Plan is designed to reflect the provisions of the Israeli Income Tax Ordinance [New Version], 1961 (the (“Israeli Income Tax Ordinance”), which affords certain tax advantages to Israeli employees, officers and directors that are granted equity awards (including options and restricted stock units) in accordance with its terms. The 2011 Plan may be administered by our board of directors either directly or upon the recommendation of the compensation committee.

In February 2022, the board of directors adopted the U.S. Taxpayer Appendix to the 2011 Plan (the “US Appendix”), which provides for the grant of options and restricted shares to persons who are subject to U.S. federal income tax. The Appendix provides for the grant to U.S. employees of options that qualify as incentive stock options (“ISOs”) under the Code. The aggregate maximum number of ordinary shares that may be issued upon the exercise of ISOs granted under the 2011 Plan is 500,000. The grant of ISO’s was subject to the approval of the Appendix by our shareholders within 12 months of its approval by our board of directors. The US Appendix was approved by our shareholders at the annual general meeting held in December 2022.

We have granted options to our employees, officers and directors under the 2011 Plan. Each option granted under the 2011 Plan entitles the grantee to purchase one of our ordinary shares. In general, the exercise price of options granted to directors and officers under the 2011 Plan prior to January 1, 2020, is generally equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30-TASE trading days immediately prior to board of directors’ approval of the grant of such options plus 5%; and (ii) the closing price of our ordinary shares on the TASE on the date of the approval of the grant of options. The exercise price of options granted to directors and officers under the 2011 Plan following January 1, 2020 is generally equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30-TASE (or Nasdaq, in the case of U.S. recipients) trading days immediately prior to board of directors’ approval of the grant of such options; and (ii) the closing price of our ordinary shares on the TASE (or Nasdaq, in the case of U.S. recipients) on the date of the approval of the grant of options. Options granted under the 2011 Plan are exercised by way of net exercise and accordingly, the grantee is not required to pay the exercise price when exercising the options and instead, receives, upon exercise and sale of such number of ordinary shares, an amount which is equal to the difference between the total market value of the ordinary shares on the date of exercise and sale underlying the exercised options and the total exercise price for such options. The actual number of shares issued pursuant to the net exercise of the options is equal to the number of shares subject to the option less the number of shares tendered back to the company to pay the exercise price.

Options granted under the 2011 Plan generally vest in four equal installments, with 25% vesting on each of the four anniversaries of the date of grant. Options granted under the 2011 Plan prior to the October 2025 grant were generally exercisable for 6.5 years following the date of grant and options granted under the 2011 Plan commencing with the October 2025 grants are generally expected to be exercisable for 10 years following the date of grant (unless the expiration date of the options is within a blackout period, in which case the expiration date is extended until the date that is five trading days following the expiration of the blackout period), and all unexercised options will expire immediately thereafter. Options that have vested prior to the end of a grantee’s employment or services agreement with us may generally be exercised within 90 days from the end of such grantee’s employment or services with us, unless such relationship was terminated for cause. Options which are not exercised during such 90-day period expire at the end of the period, unless upon termination of such 90-day period there is an ongoing black-out period during which time the options may not be exercised, in which case the expiration date of the option will automatically extend until the date that is the five trading days following the expiration of the blackout period (or such longer period of time as may be determined by the board of directors in its discretion). Options that have not vested on the date of the end of a grantee’s employment or services agreement with us, and, in the event of termination of employment or services for cause, all unexercised options (whether vested or not), expire immediately upon termination.

In the event of certain transactions, such as our being acquired, or a merger or reorganization or a sale of all or substantially all of our shares or assets, the board of directors or compensation committee may take one of the following actions: (i) provide that awards then outstanding under the 2011 Plan shall be assumed or substituted for shares or other securities of the surviving or acquiring entity, under such terms and conditions determined by the board of directors or the compensation committee; (ii) provide for the acceleration of vesting of all a part of any awards then outstanding under the 2011 Plan, under such terms and conditions as the board of directors or the compensation committee shall determine; or (iii) provide for the cancellation of any award without any consideration, if the fair market value per share on the date of the transaction does not exceed the purchase price of any such award or if such award would not otherwise be exercisable or vested, even in the event that the fair market value per share on the date of the transaction, exceeds the purchase price of any such award. The board of directors or the compensation committee may determine that the terms of certain awards under the 2011 Plan include a provision that their vesting schedules will be accelerated such that they will be exercisable prior to the closing of such a transaction, if the awards are not assumed or substituted by the successor company. Awards granted under the 2011 Plan are subject to customary adjustments including in connection with changes in capitalization and distribution of cash dividends.

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

As of December 31, 2025, an aggregate of 501,441 ordinary shares were reserved for future issuance under the 2011 Plan (subject to certain adjustments specified in the 2011 Plan), and options to purchase 3,560,428 ordinary shares were outstanding under the 2011 Plan, of which options to purchase 1,360,070 ordinary shares were vested as of such date. Any ordinary shares underlying options that expire prior to exercise that are forfeited under the 2011 Plan will become again available for issuance under the 2011 Plan.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Kamada Ltd. Recoupment Policy during the fiscal year ended December 31, 2025.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each person known to us to own beneficially more than 5% of our outstanding ordinary shares.

The percentage of beneficial ownership of our ordinary shares is based on 57,686,056 ordinary shares outstanding as of March 10, 2026. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Name	Number	Percentage
FIMI Funds(1)	22,084,287	38.28%
The Phoenix Holdings Ltd. (2)	3,948,337	6.84%
Leon Recanati(3)	3,481,938	6.03%

(1)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 3 to Schedule 13D filed with the SEC on September 7, 2023. According to the Statement, (A) (i) includes 4,421,909 shares directly owned by FIMI Opportunity Fund 6, L.P. and 5,030,799 shares directly owned by FIMI Israel Opportunity Fund 6, Limited Partnership (together, the “FIMI 6 Funds”) and (ii) the 9,452,708 ordinary shares held by the FIMI 6 Funds are indirectly beneficially owned by FIMI 6 2016 Ltd. (“FIMI 6”), which serves as the managing general partner of the FIMI 6 Funds, and Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 6; (B) (i) includes 4,911,158 shares directly owned by FIMI Opportunity 7, L.P. and 7,720,421 shares directly owned by FIMI Israel Opportunity Fund 7, Limited Partnership (together, the “FIMI 7 Funds”) and (ii) the 12,631,579 ordinary shares held by the FIMI 7 Funds are indirectly beneficially owned by FIMI 7 2016 Ltd. (“FIMI 7”), which serves as the managing general partner of the FIMI 7 Funds, and O.D.N Seven Investments Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 7; and (C) the 22,084,287 ordinary shares held by the FIMI 6 Funds and the FIMI 7 Funds are indirectly beneficially owned by Mr. Ishay Davidi. Information included in this footnote does not include 49,000 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table See Footnote (14) to the table under “Item 6. Directors, Senior Management and Employees — Share Ownership.”

(2)	Based solely upon, and qualified in its entirety with reference to, a notice dated January 4, 2026, submitted to the Company, reporting its holdings as of December 31, 2025. According to the report, the securities are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the reporting person, each of which operates under independent management and makes its own independent voting and investment decisions.

(3)	Mr. Recanati (i) directly holds 631,145 ordinary shares and (ii) beneficially owns 1,455,458 ordinary shares through Gov and 1,346,334 ordinary shares through Insight, both of which are wholly owned by Mr. Recanati. In addition, includes options to purchase 49,000 ordinary shares directly held by Mr. Recanati that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.69 (or $7.1) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 7,500 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

To our knowledge, based on information provided to us by our transfer agent in the United States, as of February 27, 2026, we had one shareholder of record registered with an address in the United States, holding approximately 18.63% of our outstanding ordinary shares. Such number is not representative of the portion of our shares held in the United States nor is it representative of the number of beneficial holders residing in the United States, since such ordinary shares were held of record by one U.S. nominee company, CEDE & Co.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2023.

Directors and Executive Officers Agreements and Arrangements

Exculpation, Indemnification and Insurance. We have entered into indemnification and exculpation agreements with each of our current officers and directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Companies Law)) and undertaking to indemnify them to the fullest extent permitted by the Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), including with respect to liabilities resulting from our initial public offering in the United States, to the extent such liabilities are not covered by insurance. In addition, at the annual general meeting held on December 10, 2025, our shareholders approved an amendment to the indemnification and exculpation agreements with each of our current office holders to provide for indemnification to the fullest extent permitted under the Israeli Securities Law and the Competition Law. Our office holders are covered by a directors and officers’ liability insurance policy. See “Item 6. Directors, Senior Management and Employees — Exculpation, Insurance and Indemnification of Office Holders.”

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

Lilach Asher-Topilsky, the Chair of our board of directors, Ishay Davidi and Uri Botzer, members of our board of directors, are partners of the FIMI Funds. For details regarding the beneficial ownership of the FIMI Funds and Messrs. Davidi and Botzer and Ms. Asher-Topilsky see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 6. Directors, Senior Management and Employees — Share Ownership.”

Engagements with Suppliers and Service Providers Affiliated with the FIMI Funds

We have entered into certain agreements in the ordinary course of our business for the purchase of certain products and services (such as security services, computing and information systems services, office equipment and recycling services) from entities controlled by or affiliated with the FIMI Funds, most of which were originally entered into prior to the FIMI Funds becoming a shareholder of our company, and one of which was subsequently amended and extended following the FIMI Funds becoming our controlling shareholder. These agreements were entered into on an arm’s-length basis and include customary terms and conditions as applicable to the type of supplied products or services.

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

Legal Proceedings

In May 2022, we terminated a distribution agreement with a third-party engaged to distribute our Proprietary Products in Russia and Ukraine (the “Distributor”) and a power of attorney granted in connection with such distribution agreement to an affiliate of the Distributor (the “Affiliate”). On June 13, 2023, the Affiliate filed its Statement of Claim with the tribunal of first instance in Geneva, seeking alleged damages in the total amount of $6.7 million. We filed a motion with the tribunal of first instance in Geneva challenging its jurisdiction over the Affiliate’s claims, submitting that such claims should have been brought before an arbitral tribunal, as contractually agreed between the parties. On April 22, 2025, the tribunal of first instance in Geneva dismissed the Distributor’s action and declared it inadmissible due to a lack of jurisdiction in Switzerland. On May 27, 2025, the Distributor challenged the decision rendered by the tribunal of first instance, claiming that the tribunal of first instance wrongly declined jurisdiction. The allegations raised by the Distributor in the appeal are largely reiterations of what it argued in front of the tribunal of first instance. The Company submitted its response to the appeal in September 2025. In October and November 2025, two further briefs (one from each party) were exchanged. The Court of Appeals will now decide on the appeal; a ruling on the appeal is expected later in 2026. At this time, it is not possible to assess the prospects of the claim against us and any potential liabilities and impact on our business.

In addition to the above, we are subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would have a material adverse effect on our financial position, operations or potential performance.

Dividend Policy

While we have historically retained our earnings to finance operations and expand our business, on March 5, 2025, we announced a special cash dividend of $0.20 per share (approximately $11.5 million in the aggregate), with a record date (ex-dividend date) of March 17, 2025, which was paid on April 7, 2025. On March 10, 2026, our board of directors adopted, by resolution, a dividend policy pursuant to which we currently intend to distribute to our shareholders an annual cash dividend at a rate of at least 50% of our annual net income, subject to the board of directors’ discretion at the time of any such distribution and satisfaction of the applicable dividend distribution tests under the Israeli Companies Law at the time of distribution. Accordingly, pursuant to such dividend policy, on March 11, 2026, we announced a cash dividend of $0.25 per share (approximately $14.4 million in the aggregate), with a record date (ex-dividend date) of March 23, 2026, and a payment date of April 6, 2026. Any dividends must be declared by our board of directors, which will take into account various factors, including our financial condition, operating results, capital requirements and other factors that the Board of Directors considers relevant. “See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares—We may not pay dividends in the future.”

The Companies Law restricts our ability to declare dividends, which provide that unless otherwise approved by a court, we can distribute dividends only from “profits” (as defined by the Companies Law), and only if there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they become due. Our ability to distribute dividends may also be prohibited or limited by future contractual obligations. See Exhibit 2.1 “Description of Securities—Dividend and Liquidation Rights.” The payment of dividends may be subject to Israeli withholding taxes. See “Item 10. Additional Information — E. Taxation — Israeli Tax Considerations and Government Programs — Taxation of Our Shareholders — Dividends.”

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2025, until the date of the filing of this Annual Report.

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

The chairman of our board of directors presides over our general meetings. However, if at any general meeting the chairman is not present within 15 minutes after the appointed time or is unwilling to act as chairman of such meeting, any of the following may preside as chairman of such meeting (and in the following order): a director, the Chief Executive Officer, Chief Financial Officer, Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling to act as chairman of the general meeting, the shareholders present (in person or by proxy) shall choose a shareholder or its proxy present at the meeting to be chairman of the general meeting.

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

On June 9, 2025, we obtained a tax ruling from the ITA, according to which, among other things, our activity is qualified as an “industrial activity,” as defined in the Investment Law, and our income from sales of our Proprietary Products (including royalty-based income) will be deemed “Preferred Income”, or “Preferred Technology Income” (in each case, within the meaning of the Investment Law), to the extent we meet the requirements of being a Preferred Technology Enterprise. The tax ruling is valid for the years 2024 through 2028 (inclusive). There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law in the future, including under the tax ruling, or that we will be entitled to any additional benefits thereunder. If we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index, with interest.

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

The Encouragement of Industrial Research, Development and Technological Innovation in the Industry Law, 5744-1984 (formerly known as The Encouragement of Industrial Research and Development Law, 5744-1984)

We have received grants from the Government of the State of Israel through the Israel Innovation Authority of the Israeli Ministry of Economy and Industry (the “IIA”) (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy (the “OCS”)), for the financing of a portion of our research and development expenditures pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial and Development Law, 5744-1984) (the “Research Law”) and related regulations. We previously received funding from the IIA for eight research and development programs, in the aggregate amount of approximately $2.3 million as of December 31, 2025, which amount includes accrued aggregate interest as of such date, and we had paid aggregate royalties to the IIA for these programs in the amount of approximately $1.2 million and had a contingent liability to the IIA in the amount of approximately $0.9 million (excluding any interest thereon) as of December 31, 2025.

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 721,560 for 2024, 2025 and 2026), will be subject to an additional tax on any income in excess of such amount, at the rate of 3% on any such taxable income prior to January 1, 2025 and commencing January 1, 2025, at the rate of 3% of any such active taxable income and 5% of any such passive taxable income. For this purpose, passive taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the ownership and disposition of our ordinary shares. This summary addresses only the material U.S. federal income tax consequences to U.S. Holders (as defined below) that will hold our ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including U.S., local and non-U.S. tax consequences, estate and gift tax consequences, alternative minimum tax consequences, special accounting rules under Section 451(b) of the Code, and tax consequences applicable to U.S. Holders, subject to special rules, such as:

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

This summary is based on the Code, existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the ownership and disposition of our ordinary shares or that the IRS’s position would not be sustained.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia or any political subdivision thereof;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

Holders of our ordinary shares should consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of the ownership and disposition of our ordinary shares in light of their own particular circumstances, as well as the consequences to them arising under other U.S. federal, state and local tax laws and the laws of any non-U.S. taxing jurisdiction.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-liquidating distributions made to a U.S. Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain pro rata distributions of our ordinary shares to all our shareholders, generally will be includible in the U.S. Holder’s income as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income. Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to “qualified dividend income” received from a “qualified foreign corporation” provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. A non-U.S. corporation will generally be considered a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information provision (which includes the Treaty), or (ii) with respect to any dividend it pays on ordinary shares which are readily tradable on an established securities market in the United States. Our ordinary shares are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ordinary shares continue to be listed on Nasdaq and are regularly traded, we expect to be a qualified foreign corporation for purposes of dividends paid by us with respect to our ordinary shares constituting qualified dividend income. However, the qualified dividend income treatment will not apply if we are treated as a PFIC with respect to the U.S. Holder for our taxable year of the distribution or the preceding taxable year. However, with respect to corporate U.S. Holders, dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders in respect of dividends received from other U.S. corporations. Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in our ordinary shares and thereafter as capital gain.

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

Based on the financial information currently available to us and the nature of our business, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2025. However, this determination could be subject to change. If, contrary to our expectations, we were to be classified as a PFIC, U.S. Holders of ordinary shares may be required to file form 8621 with respect to their ownership of our ordinary shares in the year in which we were a PFIC. U.S. Holders of our ordinary shares should consult their tax advisors in this regard.

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

Additional Medicare Tax

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of shares of our ordinary shares. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. U.S. Holders will likely not be able to credit foreign taxes against the 3.8% Medicare tax.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect the Annual Report on that website. Our SEC filings are also generally available to the public via the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, and the TASE website at http://www.maya.tase.co.il.

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

For the years ended December 31, 2025, 2024 and 2023, we have witnessed high volatility in the U.S. dollar exchange rate. This fact impacts our revenues from the Distribution segment, where prices are denominated in or linked to the NIS upon delivery of product while our expenses for the purchase of raw materials and imported goods in the Distribution segment are in U.S. dollars and part of our development and marketing expenses are paid in NIS.

We attempt to mitigate our currency exposure by matching assets denominated in NIS currency with liabilities denominated in NIS. In the Distribution segment, we attempt to mitigate foreign currency exposure by matching Euro denominated expenses with Euro denominated revenues. Additionally, we use, and from time to time, will continue to use, currency hedging transactions using financial derivatives and forward currency contracts. We attempt to enter into forward currency contracts with critical terms that match those of the underlying exposure. As of December 31, 2025, we had open transactions in derivatives in the amount of approximately $3.8 million. We regularly monitor and review the need for currency hedging transactions in accordance with trend analysis.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
Year ended December 31, 2023	3.1
Year ended December 31, 2024	0.6
Year ended December 31, 2025	(12.5)

As of December 31, 2025, we had excess liabilities over assets denominated in NIS in the amount of $19.6 million. When the U.S. dollar appreciates against the NIS, we recognize financial expenses with respect to exchange rate differences. When the U.S. dollar depreciates against the NIS, we recognize financial income.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our financial assets by $2.0 million, $1.7 million and $0.9 million as of December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, we had foreign currency exposures to currencies other than U.S. dollars and NIS amounting to $0.2 million in excess assets over liabilities. Most of this exposure is to the Euro and Canadian dollar.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025, pursuant to Rule 13a-15 under the Exchange Act. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer (the principal executive and principal financial officer, respectively) have concluded that our disclosure controls and procedure are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b) Report of Management on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2025 was effective.

(c) Attestation Report of the Registered Public Accounting Firm. Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of EY Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of December 31, 2025. The report of Kost Forer Gabbay & Kasierer, a member of EY Global, is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

Item 16C. Principal Accountant Fees and Services

During the years ended December 31, 2025 and 2024, we were billed the following aggregate fees for the professional services rendered by Kost Forer Gabbay& Kasierer, a member of EY Global, independent registered public accounting firm, all of which were pre-approved by our Audit Committee:

	Year Ended December 31,
	2025	2024
Audit Fees (1)	$420,000	430,000
Tax Fees (2)	60,702	7,036
All Other Fees (3)	33,524	33,020
Total	$514,226	470,056

(1)	Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, the auditor attestation report on the effectiveness of our internal control over financial reporting, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax services rendered by our auditors in 2025 and 2024 were for compliance with tax regulation.

(3)	Other fees in 2025 mainly related to consulting services for implementation of a new costing methodology, and in 2024, mainly related to consulting services for IT upgrades.

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

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2025, neither we nor any affiliated purchaser (as defined in the Exchange Act) purchased any of our ordinary shares.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a foreign private issuer whose shares are listed on the Nasdaq, we have the option to follow Israeli corporate governance practices rather than certain of those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we follow instead. Pursuant to Nasdaq Listing Rule 5615(a)(3), we follow certain Israeli corporate governance practices in lieu of the corresponding corporate governance requirements otherwise applicable to U.S. domestic issuers listed on Nasdaq. The significant ways in which our corporate governance practices differ from those applicable to U.S. domestic issuers are described below. We rely on this “foreign private issuer exemption” with respect to the following Nasdaq requirements:

●	Distribution of annual and quarterly reports to shareholders. Nasdaq Listing Rules generally require listed companies to make annual and interim reports available to shareholders. Under Israeli law, as a public company whose shares are traded on the TASE, we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports publicly available through the website of the Israel Securities Authority and the TASE. In addition, we make our audited financial statements available to our shareholders at our offices.

●	Shareholder approval requirements for equity issuances and equity-based compensation plans. Nasdaq Listing Rule 5635 generally requires shareholder approval prior to certain equity issuances, including certain private placements, and for the adoption of, or material amendments to, equity compensation plans. In contrast, under the Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors (for approval of equity-based arrangements, see “Item 6. Directors, Senior Management and Employees — Fiduciary Duties and Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions,” “Item 6. Directors, Senior Management and Employees — Compensation of Directors” and “Item 6. Directors, Senior Management and Employees — Compensation of Executive Officers”). Similarly, the approval of the board of directors is generally sufficient for a private placement unless the private placement is deemed a “significant private placement” (see “Item 6. Directors, Senior Management and Employees — Approval of Significant Private Placements”), in which case shareholder approval is also required, or an office holder or a controlling shareholder or their relative has a personal interest in the private placement, in which case, audit committee approval is required prior to the board approval and, for a private placement in which a controlling shareholder or its relative has a personal interest, shareholder approval is also required (see “Item 6. Directors, Senior Management and Employees — Fiduciary Duties and Approval of Related Party Transactions under Israeli Law”).

●	Requirement for independent oversight on our director nominations process and to adopt a formal written charter or board resolution addressing the nominations process. Nasdaq Listing Rule 5605(e) generally requires that director nominees be selected, or recommended for selection, either by a majority of the independent directors or by a nominating committee comprised solely of independent directors operating under a formal written charter. In accordance with Israeli law and practice, directors are recommended by our board of directors for election by our shareholders. The Damar Group and Recananti Group have entered into a shareholders’ agreement which includes an agreement about voting in the election of nominees appointed by the other party (see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders’ Agreement”). As permitted under the Companies Law, we do not have a formal charter addressing the nominations process.

●	Quorum requirement. Under our articles of association and as permitted under the Companies Law, a quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares instead of 33 1/3% of the issued share capital required under Nasdaq requirements. At an adjourned meeting, any number of shareholders shall constitute a quorum.

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

Risk Management and Strategy

The Company’s cybersecurity program focuses on the following areas:

●	Vigilance: The Company maintains cybersecurity threat operations with the goal of identifying, preventing and mitigating cybersecurity threats and responding to cybersecurity incidents in accordance with our established incident response and recovery plans.

●	Systems Safeguards: The Company deploys systems safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through ongoing vulnerability assessments and cybersecurity threat intelligence.

●	Collaboration: The Company utilizes collaboration mechanisms established with certain third-party service providers, to identify, assess and respond to cybersecurity risks.

●	Third-Party Risk Management: The Company endeavors to identify and oversee cybersecurity risks presented by third parties, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

●	Training: The Company provides periodic training for personnel regarding cybersecurity threats, as well as periodic management cyber-attack exercises, which reinforce the Company’s information security policies, standards and practices.

●	Incident Response and Recovery Planning: The Company has established and maintains incident response and recovery plans that address the Company’s response to a cybersecurity incident and the recovery from a cybersecurity incident, and such plans are tested and evaluated periodically.

●	Communication, Coordination and Disclosure: The Company utilizes a cross-functional approach to address the risk from cybersecurity threats, involving management personnel from the Company’s technology, operations, legal, risk management, and other key business functions, while also implementing controls and procedures for the escalation of cybersecurity incidents pursuant to established thresholds so that decisions regarding the disclosure and reporting of such incidents can be made by management in a timely manner.

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

PART III

Item 17. Financial Statements

Consolidated Financial Statements are set forth under Item 18.

Item 18. Financial Statements

Our Consolidated Financial Statements beginning on pages F-1 through F-66, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1281)	F-2 – F-5

Consolidated Financial Statements as of December 31, 2025:
Consolidated Statements of Financial Position	F-6
Consolidated Statements of Profit or Loss and Other Comprehensive Income	F-7
Consolidated Statements of Changes in Equity	F-8
Consolidated Statements of Cash Flows	F-9 – F-10
Notes to the Consolidated Financial Statements	F-11 – F-66

Item 19. Exhibits

Exhibit No.	Description
1.1	Amended Articles of Association of the Registrant (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on December 10, 2025).
1.2	Memorandum of Association of the Registrant, as currently in effect (as translated from Hebrew) (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
2.1	Description of Securities
2.2	Form of Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.1†	Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.2†	Technology License Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare S.A. (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.3†	Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.4†	First Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of May 10, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.5†	Second Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of June 22, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.6†	License Agreement, dated as of November 16, 2006, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.7†	Amendment No. 1 to License Agreement, dated as of August 9, 2007, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.8†	Addendum No. 1 to License Agreement, dated as of February 21, 2008, by and between PARI Pharma GmbH and Kamada Ltd. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.9†	Supply and Distribution Agreement, dated as of July 18, 2011, by and between Kamada Ltd. and Kedrion S.p.A. (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.10	Form of Indemnification Agreement with the Registrant’s office holders who joined the Company after May 31, 2013.
4.11	Form of Indemnification Agreement with the Registrant’s office holders who joined the Company before May 31, 2013.
4.12	English summary of two lease agreements dated June 20, 2002, by and between the Israel Lands Administration and Kamada Nehasim (2001) Ltd., as such agreements were amended by lease agreement dated January 30, 2011, by and between the Israel Lands Authority and Kamada Assets (2001) Ltd. (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.13†	Fraction IV-1 Paste Supply Agreement, dated December 3, 2012, by and between Baxter Healthcare S.A. and Kamada Ltd. (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on April 11, 2013).
4.14	Side Letter Agreement, dated as of March 23, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.15	First Amendment to the Exclusive Manufacturing Supply and Distribution Agreement, dated as of September 6, 2012, between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).

4.16†	Second Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 15, 2013).
4.17†	First Amendment to the Technology License Agreement, dated as of May 14, 2013, by and between Kamada Ltd. and Baxter Healthcare SA (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 28, 2013).
4.18†	Third Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of September 2014, by and between Kamada Ltd. and Baxter Healthcare Corporation (incorporated by reference to Exhibit 4.25 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2015).
4.19†	Third Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement executed on July 19, 2015 by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.20†	Fourth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October, 2015, by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.21†	Second Amendment to the Technology License Agreement, dated as of August 25, 2015, by and between Kamada Ltd. and Baxalta GmbH. (incorporated by reference to Exhibit 4.31 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2016).
4.23†	Fifth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of October 5, 2016, by and between Kamada Ltd. and Shire plc. (incorporated by reference to Exhibit 4.28 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017).
4.24	Compensation Policy for Office Holders (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on December 10, 2025)
4.25	Kamada Ltd. 2011 Israeli Share Award Plan
4.26	Kamada Ltd. 2011 Israeli Share Award Plan Appendix – U.S. Taxpayer. (incorporated by reference to Exhibit 4.26 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2022).
4.27†	1st Addendum to Supply and Distribution Agreement dated October 15, 2016 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.32 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2017).
4.28†	2nd Addendum to Supply and Distribution Agreement dated October 11, 2018 between Kamada Ltd., and Kedrion S.p.A. (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 27, 2019).
4.29†	Sixth Amendment to the Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 30, 2019, by and between Kamada Ltd. and Baxalta U.S. Inc. (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2020).
4.30†	Clinical Study Supply Agreement, dated as of May 5, 2019, by and between PARI GmbH and Kamada Ltd. (incorporated by reference to Exhibit 4.31 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 26, 2020).
4.31	Share Purchase Agreement dated as of January 20, 2020, by and among Kamada Ltd. and the FIMI Funds (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on January 21, 2020).
4.32†	Registration Rights Agreement, dated as of January 20, 2020, by and among Kamada Ltd. and the FIMI Funds (incorporated by reference to Exhibit 99.3 to Form 6-K filed with the Securities and Exchange Commission on January 21, 2020).

4.33†	Binding Term Sheet, dated as of April 27, 2020, between Kamada Ltd. and Kedrion S.p.A. (incorporated by reference to Exhibit 4.34 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 24, 2021)
4.34	Asset Purchase Agreement, dated January 31, 2021, by and among Kamada Plasma, LLC and Blood and Plasma Research, Inc (incorporated by reference to Exhibit 4.35 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 24, 2021)
4.35	Asset Purchase Agreement dated November 22, 2021, by and among Saol International Limited, Saol Bermuda Limited, Saol Therapeutics Research Limited, Saol Therapeutics Inc., Saol US Inc., Kamada Limited and Kamada Inc. (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on November 22, 2021).
4.36†	Amended and Restated Manufacturing Services Agreement dated as of September 28, 2017, by and between Emergent BioSolutions, Inc. and Aptevo Therapeutics Inc. (assumed by Kamada Ltd.) (incorporated by reference to Exhibit 4.37 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2023)
4.37†	Contract Manufacturing, Services and Supply Agreement dated November 29, 2022, by and between Kamada Ltd. and Prothya Biosolutions Belgium (incorporated by reference to Exhibit 4.38 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2023)
4.38	Share Purchase Agreement dated May 23, 2023, by and among Kamada Ltd., FIMI Opportunity 7, L.P. and FIMI Israel Opportunity 7, Limited Partnership (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on May 24, 2023)
4.39	Amended and Restated Registration Rights Agreement dated May 23, 2023, by and among Kamada Ltd. and the FIMI Funds (incorporated by reference to Exhibit 99.3 to Form 6-K filed with the Securities and Exchange Commission on May 24, 2023)
4.40†	Memorandum of Understandings dated December 4, 2023, by and among Kamada Ltd., and Kedrion Biopharma Inc. (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Securities and Exchange Commission on December 6, 2023)
4.41†	Fifth Amendment to the Supply and Distribution Agreement, by and between Kamada Ltd. and Kedrion Biopharma Inc., dated January 1, 2025. (incorporated by reference to Exhibit 4.41 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 5, 2025)
4.42†	Lease Agreement by and between TCP Las Palmas Partners, Ltd. and Kamada Plasma, LLC, dated May 2, 2024. (incorporated by reference to Exhibit 4.42 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 5, 2025)
4.43†	Lease Agreement by and between BRIXMOR HOLDINGS 12 SPE, LLC, and Kamada Plasma, LLC, dated March 7, 2023. (incorporated by reference to Exhibit 4.43 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 5, 2025)
8.1	Subsidiaries of the Registrant.
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 5, 2025)
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of EY Global, independent registered public accounting firm.
97.1	Kamada Ltd. Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 5, 2025)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

†	Portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KAMADA LTD.

	By:	/s/ Chaime Orlev
Chaime Orlev
Chief Financial Officer

Date: March 11, 2026

Kamada Ltd. and Subsidiaries

Consolidated Financial Statements as of December 31, 2025

- - - - - - - - - - -

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road,	Fax: +972-3-5622555
Building A	ey.com
Tel-Aviv 6492102, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Kamada Ltd.

We have audited the accompanying consolidated statements of financial position of Kamada Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 11, 2026 expressed an unqualified opinion thereon.

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
Tel-Aviv 6492102, Israel

Valuation of goodwill in the proprietary segment

Description of the Matter

As discussed in Note 2j, 3a, 3b and 10 to the consolidated financial statements, as of December 31, 2025, the Company recorded goodwill of USD 30.3 million, which is related to the proprietary segment. The Company tests the goodwill for impairment at least annually on December 31 of each year, or more frequently if indicators of potential impairment exist, at the single operating segment level (one cash-generating unit (CGU)), which is the level at which goodwill is monitored for internal management purposes. The Company performed a quantitative impairment analysis as of December 31, 2025, estimating the recoverable amount of the proprietary segment using a value-in-use calculation based on a DCF (discounted cash flow) technique. The Company performed its goodwill impairment analysis, and the results indicated that the estimated fair value exceeded the carrying amount as of December 31, 2025.

Auditing the Company’s goodwill impairment assessment involved significant judgement and required involvement of specialist in determining the value-in-use of the proprietary segment. In particular, the value-in-use estimate was sensitive to significant assumptions that require judgment, including the amount and timing of future cash flows (e.g., revenue growth rates and gross margin), long-term growth rates, and the discount rate. These assumptions are affected by factors such as expected future market or economic conditions.

How We Addressed the Matter in Our Audit

Our audit procedures related to the Company’s goodwill impairment assessment included, among others, obtaining an understanding, evaluated, and tested the design and operating effectiveness of internal controls over the Company’s goodwill impairment review process. We tested controls over management’s review of the valuation model and the significant assumptions, as discussed above, used to develop the prospective financial information. We also tested management’s controls to validate that the data used in the valuation was complete and accurate.

To test the estimated value-in-use of the Company’s proprietary segment, we performed audit procedures that included, among others, testing management’s process for developing the value-in-use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions as mentioned above. Evaluating management’s assumptions related to future cash flows involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the proprietary segment, (ii) the consistency with external market and industry data, (iii) sensitivities over significant inputs and assumptions and (iv) whether these assumptions were consistent with evidence obtained in other areas of the audit. We also involved our valuation specialists in assisting with our evaluation of the methodology used by the Company and the significant assumptions included in the value-in-use estimates.

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road,	Fax: +972-3-5622555
Building A	ey.com
Tel-Aviv 6492102, Israel

Valuation of Inventory- deviations from quality standards

Description of the Matter

As of December 31, 2025, the Company’s inventory totaled $84.9 million. As described in Notes 2d, 3a and Note 8 to the consolidated financial statements, inventory is comprised of raw materials, work-in-progress, and finished goods relating to both the Proprietary and Distribution segments. The value of work in progress and finished goods related to the Proprietary segment includes direct and indirect costs.

As part of the quarterly inventory valuation process, the Company assesses the potential effect on inventory in cases of deviations from quality standards in the manufacturing process to identify potential required inventory write offs.

Auditing the valuation of the Company’s inventory deviations from quality standards was complex and involved subjective auditor judgment because of the significant assumptions management makes to determine the inventory write-offs as a result from deviations from quality standards. Management’s determination of deviations from quality standards is based on qualitative assessment and the Company’s past experience.

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

March 11, 2026

Kamada Ltd. and subsidiaries

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road,	Fax: +972-3-5622555
Building A	ey.com
Tel-Aviv 6492102, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Kamada Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Kamada Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Kamada Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 11, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Kost Forer Gabbay & Kasierer

A Member of EY Global

/s/ KOST FORER GABBAY & KASIERER

A MEMBER OF EY Global

Tel-Aviv, Israel

March 11, 2026

Kamada Ltd. and subsidiaries

Consolidated Statements of Financial Position

		As of December 31,
		2025	2024
	Note	U.S. Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	5	$75,469	$78,435
Trade receivables, net	6	27,007	21,547
Other accounts receivables	7	5,656	5,546
Inventories	8	84,943	78,819
Total Current Assets		193,075	184,347

Non-Current Assets
Property, plant and equipment, net	9	41,367	36,245
Right-of-use assets	14	8,900	9,617
Intangible assets and other long-term assets	10	97,511	103,226
Goodwill	10	30,313	30,313
Contract asset	10	7,544	8,019
Deferred taxes	21	-	488
Total Non-Current Assets		185,635	187,908
Total Assets		$378,710	$372,255

Liabilities
Current Liabilities
Current maturities of lease liabilities	14	2,121	1,631
Current maturities of other long term liabilities	13	9,923	10,181
Trade payables	11	23,242	27,735
Other accounts payables	12	12,108	9,671
Deferred revenues		-	171
Total Current Liabilities		47,394	49,389

Non-Current Liabilities
Lease liabilities	14	9,440	9,431
Contingent consideration	13a	20,372	20,646
Other long-term liabilities	13a	30,113	32,816
Deferred taxes	21	1,651	-
Employee benefit liabilities, net	16	670	509
Total Non-Current Liabilities		62,246	63,402

Shareholder’s Equity	19
Ordinary shares		15,078	15,028
Additional paid in capital net		268,283	266,933
Capital reserve due to translation to presentation currency		(3,490)	(3,490)
Capital reserve from hedges		177	51
Capital reserve from share-based payments		5,711	6,316
Capital reserve from employee benefits		385	364
Accumulated deficit		(17,074)	(25,738)
Total Shareholder’s Equity		269,070	259,464
Total Liabilities and Shareholder’s Equity		$378,710	$372,255

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

		For the Year Ended December 31,
		2025	2024	2023
	Note	U.S. Dollars in thousands, except for share and per share data

Revenues from proprietary products	1a	$156,206	$141,447	$115,458
Revenues from distribution		24,254	19,506	27,061

Total revenues	22a,b	180,460	160,953	142,519

Cost of revenues from proprietary products		83,928	73,708	63,342
Cost of revenues from distribution		20,125	17,278	23,687

Total cost of revenues	22c	104,053	90,986	87,029

Gross profit		76,407	69,967	55,490

Research and development expenses	22d	12,995	15,185	13,933
Selling and marketing expenses	22e	18,455	18,428	16,193
General and administrative expenses	22f	18,724	15,702	14,381
Other expense		-	601	919
Operating income		26,233	20,051	10,064

Financial income	22g	1,921	2,118	588
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	22g	(1,171)	(94)	55
Revaluation of long-term liabilities	15	(2,652)	(8,081)	(980)
Financial expense	22g	(864)	(660)	(1,298)
Income before tax on income		23,467	13,334	8,429
Taxes on income	21	(3,269)	1,128	(145)

Net Income		$20,198	14,462	8,284

Other Comprehensive Income:
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met, net of tax
Gain (loss) on cash flow hedges		1,069	(30)	(186)
Net amounts transferred to the statement of profit or loss for cash flow hedges		(943)	(59)	414
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan, net of tax		21	89	(73)
Total comprehensive income		$20,345	$14,462	$8,439

Earnings per share attributable to equity holders of the Company:	23
Basic net earnings per share		$0.35	$0.25	$0.17
Diluted net earnings per share		$0.35	$0.25	$0.15

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	U.S. Dollars in thousands
Balance as of December 31, 2022	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020
Net income (loss)	-	-	-	-	-	-	8,284	8,284
Other comprehensive income (loss)	-	-	-	228	-	(73)	-	155
Total comprehensive income (loss)	-	-	-	228	-	(73)	8,284	8,439
Issuance of shares	3,283	54,948	-	-	-	-	-	58,231
Exercise and forfeiture of share-based payment into shares	4	405	-	-	(405)	-	-	4
Cost of share-based payment	-	-	-	-	1,327	-	-	1,327
Balance as of December 31, 2023	$15,021	$265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021
Net income (loss)	-	-	-	-	-	-	14,462	14,462
Other comprehensive income (loss)	-	-	-	(89)	-	89	-	-
Total comprehensive income (loss)	-	-	-	(89)	-	89	14,462	14,462
Exercise and forfeiture of share-based payment into shares	7	985	-	-	(985)	-	-	7
Cost of share-based payment	-	-	-	-	874	-	-	874
Income tax impact associated with issuance of shares	-	100	-	-	-	-	-	100
Balance as of December 31, 2024	$15,028	266,933	$(3,490)	$51	$6,316	$364	$(25,738)	$259,464
Net income (loss)	-	-	-	-	-	-	20,198	20,198
Other comprehensive income (loss), net of tax	-	-	-	126	-	21	-	147
Total comprehensive income (loss)	-	-	-	126	-	21	20,198	20,345
Exercise and forfeiture of share-based payment into shares	50	1,450	-	-	(1,450)	-	-	50
Cost of share-based payment	-	-	-	-	845	-	-	845
Cash dividend declared ($0.20 per share)	-	-	-	-	-	-	(11,534)	(11,534)
Tax impact associated with issuance of shares	-	(100)	-	-	-	-	-	(100)
Balance as of December 31, 2025	$15,078	$268,283	$(3,490)	$177	$5,711	$385	$(17,074)	$269,070

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2025	2024	2023
	Note	U.S. Dollars in thousands
Cash Flows from Operating Activities
Net income (loss)		$20,198	$14,462	$8,284

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	9,10,14	14,918	13,808	12,714
Financial expense, net		2,766	6,717	1,635
Cost of share-based payment	20	845	874	1,314
Taxes on income	22	3,269	(1,128)	145
Loss (gain) from sale of property and equipment		(8)	11	(5)
Change in employee benefit liabilities, net		183	52	(125)
		21,973	20,334	15,678
Changes in asset and liability items:
Decrease (increase) in trade receivables, net		(5,407)	(1,977)	7,835
Decrease (increase) in other accounts receivables		(535)	593	(1,150)
Decrease (increase) in inventories		(6,124)	9,659	(19,694)
Decrease in contract asset		475	476	2,814
Increase (decrease) in trade payables		(6,870)	1,226	(8,885)
Increase in other accounts payables		950	1,413	765
Increase (decrease) in deferred revenues		(171)	23	113
		(17,682)	11,413	(18,202)
Cash (paid) received during the year for:
Interest paid		(864)	(594)	(1,228)
Interest received		1,921	2,118	-
Taxes paid		(56)	(139)	(217)
		1,001	1,385	(1,445)

Net cash provided by operating activities		$25,490	$47,594	$4,315

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Consolidated Statements of Cash Flows

		For the year ended December 31,
		2025	2024	2023
	Note	U.S. Dollars in thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	9	$(9,846)	$(10,740)	$(5,850)
Proceeds from sale of property and equipment		8	1	7
Net cash used in investing activities		(9,838)	(10,739)	(5,843)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments		50	7	4
Proceeds from issuance of ordinary shares, net	20f	-	-	58,231
Repayment of lease liabilities		(972)	(1,251)	(850)
Repayment of long-term loans		-	-	(17,407)
Dividends Paid		(11,534)	-	-
Repayment of other long-term liabilities		(5,889)	(12,667)	(17,300)
Net cash provided by (used in) financing activities		(18,345)	(13,911)	22,678

Exchange differences on balances of cash and cash equivalent		(273)	(150)	233

Increase (decrease) in cash and cash equivalents		(2,966)	22,794	21,383

Cash and cash equivalents at the beginning of the year		78,435	55,641	34,258

Cash and cash equivalents at the end of the year		$75,469	$78,435	$55,641

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	15	$1,221	$3,304	$6,546
Purchase of property and equipment in credit		$2,523	$1,955	$646

The accompanying notes are an integral part of the Consolidated Financial Statements.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 1: - General

General description of the Company and its activity

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two types of equine-based anti-snake venom products. Second, distribution of third parties’ pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

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

The Company’s activity is divided into two operating segments:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics and normal source plasma.
Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

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

Normal source plasma collected at the Company’s plasma collection centers in Houston and San Antonio is measured at cost. The cost includes donor-related collection fees and other direct plasma collection costs. Normal source plasma is subsequently stated at the lower of cost and net realizable value.

Purchased products	At cost using the first-in, first-out method.

The Company periodically evaluates the condition, age and market prices of inventories and accounts for impairment of inventories with a lower net realizable value, including inventories that are slow moving whose carrying amount is not expected to be recoverable.

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

c)	Contingent consideration in a business combination

Contingent consideration recognized in a business combination is classified as a financial liability in accordance with IFRS 9.

Contingent consideration is measured at fair value. The fair value is determined using valuation techniques and methods, using future cash flows discounted. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss as finance income or finance expense.

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

In the years ended December 31, 2025, and 2024, the Company did not recognize impairment losses on account of the goodwill.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Material Accounting Policies (Cont.)

k.	Employee benefit liabilities (cont.)

2.	Post-employment benefits (cont.)

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

U.S. employees defined contribution plan:

Since August 2022, Kamada Inc., the Company’s U.S. wholly owned subsidiary has a 401(k) defined contribution plan covering certain employees in the United States. All eligible employees may elect to contribute up to 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. For the year ended December 31, 2025, the contribution limit was $23,500 per year (for certain employees over 50 years of age the maximum contribution was $31,000 per year). The U.S. subsidiary matches 3% of employee contributions up to the combined maximum employee and employer contributions totaling $70,000 (for certain employees over 50 years of age the maximum contribution was $77,500 per year).

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

Costs to fulfill a contract:

Costs to fulfill a contract, which primarily consist of costs in preparation of supply contracts or anticipated contracts, are recognized as an asset when the costs generate or enhance the Company’s resources that will be used in satisfying or continuing to satisfy the performance obligations in the future and are expected to be recovered. Costs to fulfill a contract consist of direct identifiable costs and indirect costs that can be attributed to a contract based on a reasonable allocation method. These costs include mainly salaries and other employee benefits costs. Costs to fulfill a contract are amortized on a systematic basis that is consistent with the provision of the goods and services under the contracts.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 2: - Material Accounting Policies (Cont.)

l.	Revenue recognition (cont.)

As of December 31, 2025, and 2024, the Company recognized an asset related to the costs to fulfill a contract in the net amounts of $7,544 thousand and $8,019 thousand, respectively. Refer to Note 10 for further information.

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

As of December 31, 2025, the Company recorded a deferred tax liability, net at an amount of $1,651 thousands representing the utilization of previously unrecognized tax losses and other deductible temporary differences as the Company considered it probable that future taxable profits will be available against which they can be utilized. As a result, the Company recognized deferred tax expense of $2,009 thousands and $130 thousands was recognized in equity.

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

As of December 31, 2025, and December 31, 2024, the Company recorded tax expenses of $1.2 million and $0.2 million, respectively, as a provision for uncertain tax positions in accordance with IFRIC 23.

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

The Company reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the CGU (or a group of CGUs) to which the goodwill is allocated and to choose a suitable discount rate for those cash flows (see Note 10).

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

Note 4:  New Accounting Standards or Amendments and Forthcoming Requirements

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

The Company is currently assessing the impact of the Standard on its financial statements.

Note 5: - Cash and Cash Equivalents

	December 31,
	2025	2024
	U.S. Dollars in thousands

Cash and deposits for immediate withdrawal	$38,223	$23,130
Cash equivalents in USD deposits (1)	37,246	55,305
Total Cash and Cash Equivalents	$75,469	$78,435

(1)	The deposits bear interest of 4.65%-5.25% per year, as of December 31, 2025, and 4.70%-5.78% per year as of December 31, 2024.

Note 6: - Trade Receivables, Net

	December 31,
	2025	2024
	U.S. Dollars in thousands
Trade receivables	$27,007	$21,388
Less allowance for expected credit losses	-	-
	$27,007	$21,388
Checks receivable	-	159
Total Trade receivables, net	$27,007	$21,547

An analysis of the trade receivables with reference to reporting date:

	Past due trade receivables with aging of
	Neither past due nor impaired	Up to 30 Days	31-60 Days	61-90 Days (2)	91-120 Days (2)	Over 121 days (2)	Total
December 31, 2025	$23,168	1,133	-	478	1,221	1,009	27,007
December 31, 2024	$20,094	$113	$10	$32	$6	$1,292	$21,547

(1)	Following December 31, 2025, $10,399 thousand was collected on account of the outstanding trade receivable as of December 31, 2025. The amount collected includes $457 thousand on account of the amount past due over 120 days as of December 31, 2025, included in the table above.

(2)	An amount of $2,340 thousand of the outstanding trade receivables is secured by a bank guarantee issued in favor of the Company.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 7: - Other Accounts Receivables

	December 31,
	2025	2024
	U.S. Dollars in thousands
Prepaid expenses	$3,623	$3,847
Government authorities	1,043	894
Derivatives financial instruments mainly measured at fair value through other comprehensive income	197	49
Accrued other income	539	235
Other (1)	254	521
Total Other Accounts Receivables	$5,656	$5,546

(1)	The balance, as of December 31, 2025, and December 31, 2024, includes $247 thousand of a bank deposit which serves as collateral for an issued bank guarantee (refer to Note 18 for further details) and short-term lease in the $267 thousand as of December 31, 2024 that was classified to other accounts receivables (refer to Note 14 for further details)

Note 8: - Inventories

	December 31,
	2025	2024
	U.S. Dollars in thousands
Finished products	$35,422	$29,368
Purchased products	8,143	9,749
Work in progress	7,033	9,165
Raw materials	34,345	30,537
Total Inventories	$84,943	$78,819

(1)	During the years 2025, 2024 and 2023, the Company recognized, as cost of revenues, an impairment for inventories carried at net realizable value totaled of $13,476 thousand, $8,628 thousand, and $4,399 thousand, respectively.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 9: - Property, Plant And Equipment

Composition and changes:

2025
	Land and Buildings(1), (2)	Machinery and Equipment(1)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements(2)	Total
	U.S. Dollars in thousands
Cost

Balance at January 1, 2025	$37,324	$41,457	$31	$13,253	$9,044	$101,109
Additions	3,970	5,059	-	812	1,377	11,218
Sale and write-off	-	(38)	-	-	-	(38)
Balance as of December 31, 2025	41,294	46,478	31	14,065	10,421	112,289

Accumulated Depreciation

Balance as of January 1, 2025	24,421	29,159	31	10,170	1,083	64,864
Depreciation	1,231	2,438	-	1,452	975	6,096
Sale and write-off	-	(38)	-	-	-	(38)
Balance as of December 31, 2025	25,652	31,559	31	11,622	2,058	70,922

Depreciated cost as of December 31, 2025	$15,643	$14,920	$-	$2,443	$8,363	$41,367

(1)	Including labor costs charged in 2025 to the cost of facilities, machinery, and equipment in the amount of $2,550 thousand.

(2)	Kamada Assets Ltd. (“Kamada Assets”), a subsidiary of the Company, capitalized leasing rights from the Israel Lands Administration for an area of 16,880 m² in Beit Kama, Israel, on which the Company’s manufacturing plant and other buildings are located. As part of a new outline which were approved during 2021, the plant area was adjusted to 14,880 m². The amount attributed to capitalized rights is presented under property, plant and equipment and is depreciated over the leasing period, which includes the lease extension option period. During 2010, Kamada Assets signed an agreement with the Israel Lands Administration to consolidate its leasing rights and extend the lease period to 2058; the lease also includes an extension option allowing the parties to extend the lease for an additional 49 years following the conclusion of the initial term.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 9: - Property, Plant And Equipment (Cont.)

Composition and changes: (cont.)

2024
	Land and Buildings(1)	Machinery and Equipment(1)	Vehicles	Computers, Software, Equipment and Office Furniture	Leasehold Improvements(2)	Total
	U.S. Dollars in thousands
Cost

Balance at January 1, 2024	$36,041	$37,997	$31	$11,472	$3,093	$88,634
Additions	1,306	3,546	-	1,891	5,951	12,694
Sale and write-off	(23)	(86)	-	(110)	-	(219)
Balance as of December 31, 2024	37,324	41,457	31	13,253	9,044	101,109

Accumulated Depreciation

Balance as of January 1, 2024	23,294	27,259	29	9,050	778	60,410
Depreciation	1,149	1,975	2	1,230	305	4,661
Sale and write-off	(22)	(75)	-	(110)	-	(207)
Balance as of December 31, 2024	24,421	29,159	31	10,170	1,083	64,864

Depreciated cost as of December 31, 2024	$12,903	$12,298	$-	$3,083	$7,961	$36,245

(1)	Including labor costs charged in 2024 to the cost of facilities, machinery, and equipment in the amount of $1,853 thousand.

(2)	Including Right – of use assets depreciation expense in the amount of $128 thousand that was capitalized to the Leasehold Improvements during 2024. Also refer to Note 14.

(3)	Kamada Assets Ltd. (“Kamada Assets”), a subsidiary of the Company, capitalized leasing rights from the Israel Lands Administration for an area of 16,880 m² in Beit Kama, Israel, on which the Company’s manufacturing plant and other buildings are located. As part of a new outline which were approved during 2021, the plant area was adjusted to 14,880 m². The amount attributed to capitalized rights is presented under property, plant and equipment and is depreciated over the leasing period, which includes the lease extension option period. During 2010, Kamada Assets signed an agreement with the Israel Lands Administration to consolidate its leasing rights and extend the lease period to 2058; the lease also includes an extension option allowing the parties to extend the lease for an additional 49 years following the conclusion of the initial term.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 10: - Intangible Assets, Goodwill and Other Long-Term Assets

a.	Composition and changes:

	December 31,
	2025	2024
	U.S. Dollars in thousands

Intangible Assets	96,096	101,860
Long term pre-paid expenses(1)	1,415	1,366
Intangible assets and other long-term assets	97,511	103,226
Goodwill	30,313	30,313
Contract asset	7,544	8,019
	$135,368	$141,558

(1)	Includes mainly prepayment for excess tax

Intangible Assets:

2025

	Intellectual property(1)	Customer Relationships (1)	Other Intangibles(2) (3)	Total Intangible Assets	Goodwill(1)	Contract asset(4)
	U.S. Dollars in thousand
Cost:
Balance as of January 1, 2025	80,103	$33,514	$11,230	$124,847	$30,313	$8,546
Purchases	-	-	1,435	1,435	-	-
Balance as of December 31, 2025	$80,103	$33,514	$12,665	$126,282	$30,313	$8,546

Accumulated amortization and impairment:
Balance as of January 1, 2025	12,539	5,207	5,241	22,987	-	527
Amortization recognized in the year	4,021	1,676	1,502	7,199	-	475
Balance as of December 31, 2025	16,560	6,883	6,743	30,186	30,313	1,002

Amortized cost at December 31, 2025	$63,543	$26,631	$5,922	$96,096	$30,313	$7,544

2024

	Intellectual property(1)	Customer Relationships (1)	Other Intangibles(2)	Total Intangible Assets	Goodwill(1)	Contract asset(4)
	U.S. Dollars in thousand
Cost:
Balance as of January 1, 2024	80,103	$33,514	$11,230	$124,847	$30,313	$8,546
Purchases	-	-	-	-	-	-
Balance as of December 31, 2024	$80,103	$33,514	$11,230	$124,847	$30,313	$8,546

Accumulated amortization and impairment:
Balance as of January 1, 2024	8,518	3,531	3,156	15,205	-	51
Amortization recognized in the year	4,021	1,676	1,495	7,192	-	476
Impairment loss (3)	-	-	590	590	-	-
Balance as of December 31, 2024	12,539	5,207	5,241	22,987	-	527

Amortized cost at December 31, 2024	$67,564	$28,307	$5,989	$101,860	$30,313	$8,019

(1)	The Intellectual Property, Customer Relationship and Goodwill generated by the November 2021 Saol APA, in the amount of 79,141 thousands, 33,514 thousands and 29,897 thousands respectively other than intellectual property and goodwill in the amount of $962 thousands and $416, respectively which were generated by the acquisition of the Company’s plasma collection center in Beaumont, Texas consumed during March, 2021

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 10: - Intangible Assets, Goodwill and Other Long-Term Assets (Cont.)

a.	Composition and changes: (cont.)

(2)	Includes assumed contract manufacturing agreement associated with the November 2021 Saol APA and distribution right of certain pharmaceutical products to be distributed in Israel, subject to IL MOH and or EMA marketing authorization. The Company was required to make certain upfront and milestone payments on account of such distribution rights. These payments are accounted for as long-term assets through obtaining IL MOH marketing authorization and will subsequently be amortized during the expected distribution right’s useful life.

(3)	During 2024 the Company recognized impairment loss of $590 arising from certain distribution rights assets, from which the Company does not expect future economic benefits.

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

b.	Amortization:

Amortization expenses of intangible assets and contract assets are classified in statement of profit or loss as follows:

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Cost of goods sold	5,915	5,915	5,491
Other expenses and income	-	590	-
Selling and marketing expenses (1)	1,759	1,753	1,743

	7,674	8,258	7,234

(1)	The Selling and marketing amortization expenses for the year ended December 31, 2025, 2024, and 2023 include $82 thousand, $78 thousand, and $67 thousand, respectively, which are associated with the amortization of in-licensed distribution rights, and $1,676 thousand for each of these years which are associated with the amortization of Customer Relations generated by the November 2021 Saol APA

c.	Allocation of goodwill to cash-generating units

	December 31,
	2025	2024
	U.S. Dollars in thousands
Proprietary	$30,313	$30,313

The goodwill is attributed to the Proprietary Products segment, which represent the lowest level within the Company at which goodwill is monitored for internal management purposes.

Impairment test of goodwill for the year ended on December 31, 2025:

Impairment loss for goodwill is recognized if the recoverable amount of the goodwill is less than the carrying amount. The recoverable amount is the greater of fair value less costs of disposal, or value in use of the relevant reporting level (i.e., a CGU of a group of CGUs).

The Company performed an assessment for goodwill impairment for its Proprietary Products segment, which is the level at which goodwill is monitored for internal management purposes and concluded that the fair value of the Proprietary Products segment exceeds the carrying amount by approximately 40%. The carrying amount of goodwill assigned to this segment is in the amount of $30,313 thousand.

The recoverable amount of the Proprietary segment as of December 2025 has been determined based on a value in use calculation using a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth rate of -5.0% determined based on the long-term expected prospects of the reporting unit; and (c) a discount rate (post-tax) of 10.6 % which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Proprietary Products segment’s operations.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 10: - Intangible Assets, Goodwill and Other Long Term Assets (Cont.)

c.	Allocation of goodwill to cash-generating units (cont.)

Actual results may differ from those assumed in the Company’s valuation method. It is reasonably possible that the Company’s assumptions described above could change in future periods. If any of these were to vary materially from the Company’s plans, it may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of the Proprietary Products segment by approximately $6,494 thousand and $25,223 thousand, respectively.

The sensitivity analysis above does not result in a reduction of the recoverable amount below the carrying amount.

Based on the Company’s assessment as of December 31, 2025, no impairment loss for goodwill was required to be recorded.

Note 11: - Trade Payables

	December 31,
	2025	2024
	U.S. Dollars in thousands
Open debts mainly in USD	$13,825	$16,006
Open debts in EUR	2,112	2,314
Open debts in NIS	7,305	9,415
Total Trade Payables	$23,242	$27,735

Note 12: - Other Accounts Payables

a.	Composition:

	December 31,
	2025	2024
	U.S. Dollars in thousands
Employees and payroll accruals	$10,267	$9,218
Government grants (b)	-	-
Accrued Expenses and Others	1,841	453
Total Other Accounts Payables	$12,108	$9,671

b.	Government grants:

Presented in the statement of financial position and Profit or Loss and Other Comprehensive Income:

	December 31,
	2025	2024
	U.S. Dollars in thousands
Current Assets	$8	$11
Current liability	$-	$-
Royalties paid during the year	$-	$(177)
Expense carried to Research and Development cost	$12	$17

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 13: - Loans and Financial liabilities

a.	Financial liabilities originated or assumed through business combinations

	December 31,
	2025	2024
	U.S. Dollars in thousands
Contingent consideration (1)	23,237	23,566
Assumed liabilities (2)	37,170	40,079
Less current maturities	(9,923)	(10,181)
Total Long term contingent consideration and assumed liabilities	$50,484	53,462

(1)

Contingent consideration is measured at fair value. The change in the balance of the contingent consideration reflect the payments made on account of such and the change in the fair value of the liability. Refer also to note 15.

Pursuant to the Saol APA, the Company agreed to pay up to $50,000 thousand of contingent consideration subject the achievement of sales thresholds for the period commencing on the acquisition date and ending on December 31, 2034. Through December 31, 2025, the first three sales thresholds were met, and the Company paid three $3,000 thousand on account of these thresholds. These payments were accounted for as a reduction of the liability. The Company may be entitled for up to $3,000 thousand credit deductible from the contingent consideration payments due for the years 2023 through 2027, subject to certain conditions as defined in the Saol APA. Through December 31, 2025, the entitlement of the credit was not met.

The fair value of the contingent consideration was $23,237 thousand and $23,566 thousand as of December 31, 2025, and December 31, 2024, respectively. The Company accounted for $2,672 thousand, $4,711 thousand, and $1,321 thousand, for the years ended December 31, 2025, 2024 and 2023, respectively as financing expenses in the statement of profit and loss to reflect the changes in the fair value of the liability.

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

During the years ended December 31, 2025, 2024 and 2023, the Company recognized net revenues of $17,113 thousands, $22,521 thousands and $17,180 thousands, respectively from sales of CYTOGAM.

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

The value of the Assumed Liabilities and Deferred Liability was $37,170 thousand and $40,079 thousand as of December 31, 2025, and 2024, respectively. During the years ended December 31, 2025, and 2024, the Company paid a total of $2,889 thousand and $9,667 thousand on account of such Assumed Liabilities and Deferred Liability. The Company accounted for $20 thousand as financing income and $3,370 thousand of financing expenses, and $341 thousand of financing income for the years ended December 31, 2025, 2024 and 2023, respectively to reflects the changes in the value of the assumed liabilities.

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

The credit facility was in effect for an initial period of 12 months, and effective as of January 1, 2023, the credit facility was amended such that the $20 million short-term revolving credit facility was reduced to a NIS 35 million (approx. $10 million) credit facility, and the credit facility was extended for an additional period of 12 months. Subsequently on January 1, 2024, it was extended for an additional period of 12 months.

Borrowings under the amended credit facility accrue interest at a rate of PRIME + 0.55% and are repayable no later than 12 months from the date advanced. The Company is required to pay an annual fee of 0.275% for the Bank’s credit allocation.

Since its establishment and through December 31, 2025, the Company did not utilize such credit facility.

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

See Note 18 regarding pledge information related to the bank loans.

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

2.	Vehicles:

The Company leases vehicles for the use of certain of its employees in Israel. The lease term is mainly for three-year periods.

3.	Office equipment (i.e. printing and photocopying machines):

The Company leases office equipment (i.e., printing and photocopying machines), each for a five-year period.

Right-of-use assets composition and changes in lease liabilities

	Right-of-use-assets
	Rented Offices	Vehicles	Computers, Software, Equipment and Office Furniture	Total	Lease Liabilities(1)
	U.S Dollars in thousands
As of January 1, 2025	$8,232	$1,370	$15	$9,617	$11,062
Additions to right -of -use assets	103	1,119	-	1,222	1,222
Lease termination	-	(300)	-	(300)	(339)
Depreciation expense	(741)	(883)	(15)	(1,639)	-
Exchange rate differences	-	-	-	-	588
Repayment of lease liabilities	-	-	-	-	(972)
As of December 31, 2025	$7,594	$1,306	$-	$8,900	$11,561

(1)	The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liability was in the range of 5.41%–7.11% evaluated based on credit risk, terms of the leases and other economic variables.

During 2025, the Company recognized $706 thousand as financial expenses on lease liabilities.

During 2025, the total cash outflow for leases was $972 thousand.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 14: - Leases (Cont.)

	Right-of-use-assets
	Rented Offices(1)	Vehicles	Computers, Software, Equipment and Office Furniture	Total	Lease Liabilities(2) (3)
	U.S Dollars in thousands
As of January 1, 2024	$6,363	$1,397	$1	$7,761	$8,822
Additions to right -of -use assets	2,547	858	28	3,432	3,432
Lease termination	(12)	(73)	-	(84)	(69)
Depreciation expense	(666)	(812)	(14)	(1,492)	-
Exchange rate differences	-	-	-	-	(128)
Repayment of lease liabilities	-	-	-	-	(1,251)
As of December 31, 2024	$8,232	$1,370	$15	$9,617	$11,062

(1)	Out of the Depreciation expense $127 thousand was capitalized to the Leasehold Improvements.

(2)	The weighted average incremental borrowing rate used to discount future lease payments in the calculation of the lease liability was in the range of 6.16%–7.11% evaluated based on credit risk, terms of the leases and other economic variables.

(3)	The balance does not include current maturities of lease of $267 thousand that were classified to other accounts receivables due to expected lease incentive.

During 2024, the Company recognized $587 thousand as financial expenses on lease liabilities.

During 2024, the total cash outflow for leases was $1,251 thousand.

As of December 31, 2025:

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total
Lease liabilities (including interest)	$4,138	$2,945	$2,039	$2,824	$9,200	$21,146

As of December 31, 2024:

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total
Lease liabilities (including interest)	$3,708	$3,014	$1,700	$2,458	$10,265	$21,145

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

The Company has reasonable certainty that the extension option will be exercised to avoid a significant adverse impact to its plasma collection activities.

Note 15: - Financial Instruments

a.	Classification of financial assets and liabilities

The financial assets liabilities in the balance sheet are classified by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2025	2024
	U.S. Dollars in thousands
Financial assets
Financial assets at fair value through other comprehensive income:
Cash flow hedges	197	49
Total Financial assets at fair value through other comprehensive income:	$197	$49

Financial assets at amortized cost:
Cash and cash equivalent	75,469	78,435
Total Financial assets at amortized cost	$75,469	$78,435

Total financial assets	$75,666	$78,484

Financial liabilities

Financial liabilities at fair value through profit or loss:
Foreign exchange forward contracts	15	10
Contingent consideration in business combination(1)	23,237	23,566
Total financial liabilities at fair value through profit or loss	$23,252	$23,576

Financial liabilities measured at amortized cost:

Assumed liabilities through business combination(1)	37,170	40,079
Leases	11,561	11,062
Total financial liabilities measured at amortized cost	$48,731	$54,141

Total financial and lease liabilities	$71,983	$74,717

(1)	Refer to note 13(a) for additional information.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (Cont.)

b.	Financial risk factors

The Company’s activities expose it to various financial risks, such as market risk (foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company’s investment policy focuses on activities that will preserve the Company’s capital. The Company utilizes derivatives to hedge certain exposures to risk.

Risk management is the responsibility of the Company’s management and specifically that of the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO), in accordance with the policy approved by the Board of Directors. The Board of Directors provides principles for overall risk management.

1.	Market risks

Foreign exchange risk

The Company operates in an international environment and is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly the NIS and EUR. Foreign exchange risks arise from recognized assets and liabilities denominated in a foreign currency other than the functional currency, such as trade and other accounts receivables, trade and other accounts payables and capital leases.

As of December 31, 2025, and 2024, the Company held financial derivatives intended to hedge changes in the exchange rate of the USD vs. the NIS and the EUR (see also Note 15f. below).

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

The Company’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2025, and 2024 is the carrying amount of trade receivables.

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

3.	Liquidity risk

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

December 31, 2025

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total

Trade payables	$23,242	$-	$-	$-	$-	$23,242
Assumed liabilities(1)	7,057	4,069	4,028	5,792	16,224	37,170
Other accounts payables	12,108	-	-	-	-	12,108
Lease liabilities (including interest)	4,138	2,945	2,039	2,824	9,200	$21,146
	$46,545	$7,014	$6,067	$8,616	$25,424	$93,666

December 31, 2024

	Less than one year	1 to 2	2 to 3	3 to 5	6 and thereafter	Total

Trade payables	$27,735	$-	$-	$-	$-	$27,735
Assumed liabilities(1)	6,913	4,419	4,393	7,675	16,679	40,079
Other accounts payables	9,671	-	-	-	-	9,671
Lease liabilities (including interest)	3,708	3,014	1,700	2,458	10,265	21,145
	$48,027	$7,433	$6,093	$10,133	$26,944	$98,630

(1)	Due the nature of the account which include infinite payments for royalties and milestones to third parties the assumed liabilities reflect the discounted amount. See Note 13(2)

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (Cont.)

b.	Financial risk factors (cont.)

3.	Liquidity risk (cont.)

Changes in liabilities arising from financing activities

December 31, 2025

	January 1, 2025	Payments	Foreign exchange fluctuation	New loans and leases	Business combination	Revaluation	termination	December 31, 2025
	U.S. Dollars in thousands
Contingent consideration (1)	23,566	$(3,000)	$-	$-	$-	$2,672	$-	$23,237
Assumed liabilities	40,079	(2,889)	-	-	-	(20)	-	37,170
Leases	11,062	(972)	588	1,222	-	-	(339)	11,561
Total	$74,707	$(6,861)	$588	$1,222	$-	$2,652	$(339)	$71,968

(1)

The contingent consideration fair value as of December 31, 2025, was based on “Monte Carlo Simulation” model. In measuring the contingent consideration liability, the Company used an appropriate risk-adjusted discount rate of 9.6% and volatility of 13.32%. totaled $23,237 thousand.

December 31, 2024

	January 1, 2024	Payments	Foreign exchange fluctuation	New loans and leases	Business combination	Revaluation	termination	December 31, 2024
	U.S. Dollars in thousands
Contingent consideration (1)	21,855	(3,000)	-	-	-	4,711	-	23,566
Assumed liabilities	46,375	(9,667)	-	-	-	3,370	-	40,079
Leases	8,822	(1,251)	128	3,432	-	-	(69)	11,062
Total	$77,052	$(13,918)	$128	$3,432	$-	$8,081	$(69)	$74,707

(1)	The contingent consideration fair value as of December 31, 2024, was based on “Monte Carlo Simulation” model. In measuring the contingent consideration liability, the Company used an appropriate risk-adjusted discount rate of 11.5% and volatility of 14.19%. totaled $23,566 thousand.

c.	Fair value

The following table demonstrates the carrying amount and fair value of the financial assets and liabilities presented in the financial statements not at fair value:

	Carrying Amount		Fair Value
	December 31,		December 31,
	2025	2024	2025	2024
	U.S. Dollars in thousands
Assumed liabilities	37,170	40,079	35,888	37,676
Total Financial liabilities	$37,170	$40,079	$35,888	$37,676

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (Cont.)

c.	Fair value (cont.)

The fair value of the assumed liabilities was calculated using the discounted cash-flow (DCF) valuation method under the income approach which considers future cash flows projections discounted by an interest rate that reflects market conditions (Level 3).

The carrying amount of cash and cash equivalents, short-term bank deposits, trade and other receivables, trade and other payables approximates their fair value, due to the short-term maturities of the financial instruments.

d.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value:

Financial assets (liabilities) measured at fair value:	Level 1	Level 2	Level 3 (1)
	U.S. Dollars in thousands
December 31, 2025
Derivatives instruments	-	197	-
Contingent consideration (1)	-	-	(23,237)
	$-	$197	$(23,237)

(1)	For changes in Contingent Consideration see Note 15(b)

Financial assets (liabilities) measured at fair value:	Level 1	Level 2	Level 3 (1)
	U.S. Dollars in thousands
December 31, 2024
Derivatives instruments	-	49	-
Contingent consideration (1)	-	-	(23,566)
	$-	$49	$(23,566)

(1)	For changes in Contingent Consideration see Note 15(b)

During 2025 and 2024 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

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

	December 31,
	2025	2024
	U.S. Dollars in thousands
Sensitivity test to changes in foreign currency:
Gain (loss) from change:
5% increase in NIS	$(982)	$(852)
5% decrease in NIS	$982	$852
5% increase in Euro	$(80)	$(56)
5% decrease in Euro	$80	$56

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 15: - Financial Instruments (Cont.)

e.	Linkage terms of financial liabilities by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2025	2024
	U.S. Dollars in thousands
In NIS:
Leases measured at amortized cost	$6,207	$6,025

	$6,207	$6,025
In USD:
Contingent consideration at fair value through profit or loss	23,237	23,566
Assumed liabilities measured at amortized cost	37,170	40,079
Leases measured at amortized cost (1)	5,354	5,037
	$65,761	$68,682

(1)	The balance, as of December 31, 2024, includes short-term lease in the amount of $267 thousand that was classified to other accounts receivables (refer to Note 14 for further)

f.	Derivatives and hedging:

Derivatives instruments not designated as hedging

The Company has foreign currency forward contracts designed to protect it from exposure to fluctuations in exchange rates, mainly of NIS and EUR, in respect of its trade receivables, trade payables. Foreign currency forward contracts are not designated as cash flow hedges, fair value or net investment in a foreign operation. These derivatives are not considered as hedge accounting. As of December 31, 2025, and December 31, 2024, the fair value of the derivative instruments not designated as hedging was accounted for as a financial liability of $15 thousand and $10 thousand, respectively. The open transactions (Derivative contract which have not yet been settled) for those derivatives were in an amount of $4,849 thousand and $3,652 thousand, respectively.

Cash flow hedges:

As of December 31, 2025, and December 31, 2024, the Company held NIS/USD hedging contracts (cylinder contracts) designated as hedges of expected future salaries expenses and for expected future purchases from Israeli suppliers.

The main terms of these positions were set to match the terms of the hedged items. As of December 31, 2025, and December 31, 2024, the fair value of the derivative instruments designated as hedge accounting was an asset of $197 thousand and $49 thousand respectively. The open transactions (Derivative contract which have not yet been settled) for those derivatives were in an amount of $1,023 thousand and $562 thousand respectively.

Cash flow hedges of the expected salaries and suppliers’ expenses as of December 31, 2025, and December 31, 2024 were estimated as effective and accordingly a net unrecognized income in the amount of $126 thousand and a net unrecognized expense of $89 thousand, respectively were accounted for as other comprehensive income. The ineffective portion was allocated to finance expenses.

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

The post-employment employee benefits are normally financed by contributions classified as defined benefit plans, as detailed below:

a.	Defined contribution deposit:

Israeli employees defined contribution plan:

The Company’s agreements with some of its employees are in accordance with Section 14 of the Israeli Severance Pay Law. Contributions made by the Company in accordance with Section 14 release the Company from any future severance liabilities in respect of those employees. The expenses for the defined benefit deposit in 2025, 2024 and 2023 were $1,470 thousand, $1,300 thousand, and $1,125 thousand, respectively.

U.S. employees defined contribution plan:

Since August 2022, the Company’s U.S. subsidiary has a 401(k) defined contribution plan covering certain employees in the U.S. During the years ended December 31, 2025, and December 31, 2024, the U.S. subsidiary recorded expenses for matching contributions in the amount of $158 thousand and $89 thousand, respectively.

b.	Defined benefit plans:

The Company accounts for the payment of compensation as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in a long-term employee benefit fund and in qualifying insurance policies.

c.	Expenses recognized in comprehensive income (loss):

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands

Current service cost	$239	$208	$197
Interest expenses, net	37	39	36
Total employee benefit expenses	276	247	233

Actual return on plan assets	$383	$400	$50

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Employee Benefit Liabilities, Net (Cont.)

3.	Expenses recognized in comprehensive income (loss): (cont.)

The expenses are presented in the Statement of Comprehensive income (loss) as follows

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands
Cost of revenues	$180	$159	$155
Research and development	20	20	22
Selling and marketing	45	39	33
General and administrative	31	29	23

	$276	$247	$233

4.	The plan liabilities, net:

	December 31,
	2025	2024
	U.S. Dollars in thousands
Defined benefit obligation	$6,085	$4,813
Fair value of plan assets	5,415	4,304
Total liabilities, net	$670	$509

5.	Changes in the present value of defined benefit obligation

	2025	2024
	U.S. Dollars in thousands
Balance at January 1,	$4,813	$4,399
Interest costs	254	216
Current service cost	239	208
Past service cost	-	-
Benefits paid	(315)	(223)
Demographic assumptions	33	(84)
Financial assumptions	70	-
Past Experience	287	322
Currency Exchange	704	(25)
Balance at December 31,	$6,085	$4,813

6.	Plan assets

a)	Plan assets

Plan assets comprise of assets held by long-term employee benefit funds and qualifying insurance policies.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 16: - Employee Benefit Liabilities, Net (Cont.)

6.	Plan assets (cont.)

b)	Changes in the fair value of plan assets

	2025	2024
	U.S. Dollars in thousands

Balance at January 1,	$4,304	$3,778
Expected return	228	184
Contributions by employer	176	165
Benefits paid	(319)	(195)
Demographic assumptions	(2)	(2)
Financial assumptions	-	-
Past Experience	417	402
Currency exchange	611	(28)
Balance at December 31,	$5,415	$4,304

7.	The principal assumptions underlying the defined benefit plan

	2025	2024	2023
	%

Discount rate of the plan liability	4.8	5.4	5.3
Future salary increases	3.0	3.0	3.0

The sensitivity analyses below have been determined based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period.

If the discount rate would be one percent higher or lower, and all other assumptions were held constant, the defined benefit obligation would decrease by $110 thousand or increase by $169 thousand, respectively.

If the expected salary growth would increase or decrease by one percent, and all other assumptions were held constant, the defined benefit obligation would increase by $159 thousand or decrease by $104 thousand, respectively.

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

Commencing 2022, the Company collected royalty payments from Takeda (per the agreement term as described above). For the years ended December 31, 2025, 2024 and 2023 the Company accounted for a total of $15,817 thousand, $16,882 thousand and $16,129 thousand from sales-based royalty income from Takeda, respectively.

Pursuant to the Distribution Agreement, Takeda is responsible for conducting any required additional clinical studies required to obtain or maintain GLASSIA’s marketing authorization in the Territory. Under certain conditions, the Company will be required to participate in the funding of these clinical studies in a total amount not to exceed $10 million. Through December 31, 2025, the Company did not make any payments on account of such clinical studies funding.

Pursuant to the Raw Material Supply Agreement, the Company has the right to acquire from Takeda plasma derived fraction IV-1 for its continued development and for the production, sale and distribution of GLASSIA by the Company outside the Territory.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 17: - Contingent Liabilities and Commitments (Cont.)

b.	In November 2006, the Company entered into an agreement with PARI GmbH (“PARI”) in connection with a supply by PARI of a certain medical device required for the development of the Company’s Inhaled AAT product. Pursuant to the agreement, the Company was licensed to use developments made by PARI, obtained certain quantities of devices for carrying out clinical trials, and committed to pay PARI royalties based on sales of the devices through the later of the device patents expiration period or 15 years from the first commercial sale of the Company’s Inhaled AAT product.

In February 2008, the parties executed an amendment to the agreement according to which the exclusive global license granted to the Company was expanded to two additional indications. The royalties’ obligations mentioned above, was applicable to all indications.

In addition, the parties entered into a commercialization and supply agreement, which ensured long-term regular supply of the device, including spare parts.

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

Following a decision to discontinue the Inhaled AAT product development, the Company is in the process of terminating its agreements with PARI.

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

In December 2023, the Company entered into a binding memorandum of understanding with Kedrion for the amendment and extension of the distribution agreement between the parties, which represents the largest commercial agreement secured by us to date. In January 2025, we entered into the fifth amendment to the supply and distribution agreement, which memorializes the agreements and undertakings set forth in a binding memorandum of understanding, along with additional terms and conditions. Under these agreements, during the first four years of the eight-year term that began in January 2024, Kedrion committed to purchasing minimum quantities of KEDRAB, with aggregate revenues for us of approximately $180 million for such four-year period, of which a minimum of approximately $90.0 million is to be acquired during the remaining two years of such four-year period (i.e., 2026 through 2027).

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

Following a decision to discontinue the Inhaled AAT product development, the Company is currently in the process of negotiating the close out activities to be carried out by the third party as well as the termination of the agreement upon completion of such activities.

e.	In December 2019, the Company entered into several agreements with Alvotech ehf. (“Alvotech”), a global biopharmaceutical company, to commercialize Alvotech’s portfolio of five biosimilar product candidates in Israel, upon receipt of regulatory approval from the IL MOH. Pursuant to the agreements, the Company was obligated to pay Alvotech certain milestone payments, in advance of the launch of the five biosimilar in Israel. In February 2022, two additional agreements were executing adding two additional biosimilar products to the products portfolio.

f.	On January 14, 2021, the Company entered into an agreement with undisclosed international pharmaceutical companies to commercialize one of the distribution products, in Israel. Pursuant to the agreement the Company is obligate to pay royalties in the amount of 24% out of the net revenue from the sale of the product in the Israeli market.

g.	See Note 13a(1) for of the Company’s obligation to pay contingent consideration subject the achievement of sales thresholds.

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

On April 22, 2025, the tribunal dismissed the Distributer’s action and declared it inadmissible due to a lack of jurisdiction in Switzerland. On May 27, 2025, the Distributor challenged the decision rendered by the tribunal of first instance, claiming that the tribunal of first instance wrongly declined jurisdiction. The allegations raised by the Distributer in this appeal are largely reiterations of what it argued in front of the tribunal of first instance. On September 8, 2025, the Company provided its response to the Distributer’s appeal. In October and November 2025, two further briefs (one from each party) were exchanged. The Court of Appeals will now decide on the appeal; a ruling on the appeal is expected later in 2026.

To date, it is not possible to assess the prospects of the claim against the Company and any potential liabilities and impact on the Company’s business.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 18: - Guarantees and Charges

a.	The Company provided a bank guarantee in the amount of $249 thousand mainly in favor of the lessor of its leased office facility in Rehovot, Israel, as guarantee for meeting its obligations under the lease agreement.

b.	The Company provided a bank guarantee in the amount of $247 thousand as part of the terms and conditions of a tender. In order to obtain the bank guarantee the Company deposited the full amount of the bank guarantee in a collateral account. Refer to Note 7 for further information.

c.	The Company provided a security deposit totaling $423 thousand in accordance with the terms and conditions of the lease agreements for its Houston and San Antonio plasma collection centers. These deposits serve as a guarantee to ensure compliance with the Company’s obligations under these agreements. Pursuant to the Houston center lease agreement, the Company is entitled for an annual partial reimbursement of $40 thousand of the security deposit for each year of the initial 10-year lease period.

Note 19: - Equity

a.	Share capital

	December 31, 2025		December 31, 2024
	Authorized	Outstanding	Authorized	Outstanding
Ordinary shares of NIS 1 par value	70,000,000	57,686,056	70,000,000	57,505,031

b.	Changes in share capital:

Issued and outstanding share capital:

Number of
shares

Balance as of January 1, 2024	57,479,528

Exercise of options into share units	23,628
Vesting of restricted shares units	1,875
Balance as of December 31, 2024	57,505,031
Exercise of options into shares units	181,025

Balance as of December 31, 2025	57,686,056

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 19: - Equity (Cont.)

c.	Rights attached to Shares

Voting rights at the shareholders general meeting, rights to dividend, rights in case of liquidation of the Company and rights to nominate directors.

d.	Share options and restricted shares units

During 2025 and 2024, 756,704 and 189,154 share options, respectively, were exercised, on a net exercise basis, into 181,025 and 23,628 ordinary shares of NIS 1 par value each. The total consideration from such exercises amounted to $50 thousand and $7 thousand for 2025 and 2024, respectively.

No restricted share units vested during 2025, while 1,875 restricted share units vested during 2024.

For additional information regarding options and restricted shares units granted to employees and management in 2025, refer to Note 20 below.

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

a.	Expense recognized in the financial statements

The share-based compensation expense that was recognized for services received from employees and members of the Company’s Board of Directors is presented in the following table:

	For the Year Ended December 31
	2025	2024	2023
	U.S. Dollar in thousands
Cost of revenues	$213	$159	$249
Research and development	102	96	167
Selling and marketing	175	177	238
General and administrative	355	435	660
Total share-based compensation	$845	$867	$1,314

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: - Share-Based Payment (Cont.)

b.	Share options granted:

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: - Share-Based Payment (Cont.)

b.	Share options granted: (cont.)

On October 22, 2025, the Company’s Board of Directors approved the grant of up to 1,570,000 options to purchase ordinary shares of the Company, under the 2011 Plan and the US Appendix which were allocated as follows:

Under the Israeli Share Option Plan:

-	Up to 1,312,000 options to purchase ordinary shares of the Company were granted at an exercise price of NIS 23.75 (USD 7.20) per share. The fair value of these options, calculated on the date of grant using the binomial option valuation model, was estimated at $3,249 thousand. The grant included 400 thousand options awarded to the Chief Executive Officer, which were approved by the Annual General Meeting on December 10, 2025.

Under the US Appendix:

-

Up to 258,000 options to purchase ordinary shares of the Company were granted at an exercise price of USD 7.14 per share. The fair value of these options, as estimated on the grant date, was $653 thousands.

c.	Change of Awards during the Year

The following table lists the number of share options, the weighted average exercise prices of share options and changes in share options grants during the year:

Under the Israeli Share Option Plan:

	2025		2024		2023
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In NIS		In NIS		In NIS
Outstanding at beginning of year	2,567,488	19.81	3,022,098	19.81	3,022,314	19.91
Granted	1,312,000	23.75	29,849	23.33	321,264	18.60
Exercised	(742,654)	19.86	(189,154)	18.49	(42,175)	19.04
Forfeited	(57,839)	18.32	(295,305)	20.90	(279,305)	19.57

Outstanding at end of year(1)	3,078,995	21.53	2,567,488	19.81	3,022,098	19.81
Exercisable at end of year(2)	1,206,709	20.18	1,518,437	20.25	1,412,709	20.40
The weighted average remaining contractual life for the share options		5.88		3.49		3.93

(1)	The range of exercise prices for share options outstanding as of December 31, 2025, were NIS 16.53- NIS 29.68. Exercise is by net exercise method.

(2)	The weighted average exercise price of the exercisable options at December 31, 2025, 2024 and 2023 translated into U.S. dollars as of the relevant exchange rate on those days is $6.12, $5.55, $5.62, respectively.

Under the US Appendix:

	2025		2024		2023
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In USD		In NIS		In NIS
Outstanding at beginning of year	250,583	5.61	247,883	5.56	225,500	5.55
Granted	258,000	7.14	12,700	6.36	22,383	5.64
Exercised	(19,050)	-	-	-	-	-
Forfeited	(8,100)	5.65U	(10,000)	5.36	-	-

Outstanding at end of year(1)	481,433	6.44	250,583	5.61	247,883	5.56
Exercisable at end of year	153,361	5.60	113,345	5.56	56,375	5.55
The weighted average remaining contractual life for the share options		6.46		4.06		5.00

(1)	The range of exercise prices for share options outstanding as of December 31, 2024, were USD 4.57- USD 7.14 Exercise is by net exercise method.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 20: - Share-Based Payment (Cont.)

d.	The following table lists the number of RSUs and changes in RSUs grants during the year:

	Number of RSUs
	2025	2024	2023

Outstanding at beginning of year	-	1,875	14,705
Granted	-	-	-
End of restriction period	-	(1,875)	(12,444)
Forfeited	-	-	(386)

Outstanding at end of year	-	-	1,875
The weighted average remaining contractual life for the restricted share units	-	-	0.25

e.	Measurement of the fair value of share options:

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan.

	2025	2024	2023
Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	32-36	29-38	26-38
Risk-free interest rate (%)	3.69-4.03	3.74-4.87	3.76-4.70
Contractual term of up to (years)	10	6.5	6.5
Weighted average share prices (NIS)	23.75	20.82-22.77	16.10-19.46
Expected average forfeiture rate (%)	8.5	8.5	8.5

Under the US Appendix:

	2025	2024	2023
Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	38-41	38-43	34-47
Risk-free interest rate (%)	3.44-3.97	3.04-6.11	3.76-5.03
Contractual term of up to (years)	10	6.5	6.5
Weighted average share prices (USD)	7.14	5.88-6.30	4.22-5.55
Expected average forfeiture rate (%)	8.5	8.5	5-8.5

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Taxes on Income

a.	Tax laws applicable to the Company

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

The Company evaluated the effect of the adoption of Amendment 68 on its tax position, and as of the date of the approval of the financial statements, , and while the Company have not yet utilized the benefits under Amendment 68, it may do so in subsequent fiscal years.

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

The Company has finalized tax assessments through the end of tax year 2020.

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

e.	Carry forward losses for tax purposes and other temporary differences

As of December 31, 2025, the Company has estimated carried forward losses in the amount of $12,124 thousand. Final tax assessments for the years 2021 onwards could have an impact on the balance of carry forward tax losses.

As of December 31, 2025, the US subsidiaries had carried forward losses and other temporary differences in the amount of $2,003 thousand.

f.	Uncertain tax positions

The Company analyzed uncertainties related to income taxes in its financial statements and assessed whether they have any potential impact on the financial statements. As of December 31, 2025 and 2024, the Company recorded tax expenses of $1.2 million and $0.2 million, respectively, as a provision for uncertain tax positions in accordance with IFRIC 23.

g.	Deferred taxes:

As of December 31, 2025, the Company recorded deferred tax liability, net at an amount of $1,651 thousand representing utilization of previously unrecognized tax losses and other deductible temporary differences as the Company considered it probable that future taxable profits will be available against which they can be utilized. As a result, the Company recognized deferred tax expense of $2,009 thousands and $130 thousands was recognized in equity.

h.	Major components of deferred tax assets and deferred tax liabilities:

	Year ended December 31	Year ended December 31
	2025	2024
	U.S. Dollars in thousands	U.S. Dollars in thousands

Deferred tax assets:

Carryforward tax losses	$2,061	$2,281
Research and development expenses	2,304	2,511
Accrued expenses	692	481
Property plant and equipment and lease, net	791	689
Other	-	112
Total Deferred tax assets	$5,848	$6,074

Deferred tax liability:

Intangible assets and goodwill	(7,350)	(5,567)
Other	(147)	(19)
Deferred tax liability	$(7,497)	$(5,586)

Deferred tax assets, net	$(1,651)	$488

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 21: - Taxes on Income (Cont.)

i.	Taxes on income

	Year ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands
Current taxes	$1,260	$209	$145
Deferred tax expense (income)	2,009	(1,337)	-

Taxes on income	$3,269	$(1,128)	$145

j.	Theoretical tax

2024-2025

The table below represent the reconciliation between the statutory tax rate and the effective tax rate as recorded in profit or loss

	Year ended December 31	Year ended December 31
	2025	2024
	U.S. Dollars in thousands	U.S. Dollars in thousands
Gain before taxes on income	23,467	$13,334
Statutory tax rate	23%	23%
Tax (tax benefit) computed at the statutory tax rate	5,397	3,067

Increase (decrease) in taxes resulting from permanent differences - the tax effect:

Effect of creating deferred taxes at a rate different from the primary tax rate	(516)	177
Nondeductible expenses for tax purposes	(845)	2,095
Unrecognized temporary differences of foreign subsidiaries	918	158
Utilization of tax losses and benefits from prior years for which deferred taxes were not created	(742)	(4,955)
Effect of change on current and deferred tax assets	-	(1,490)
Difference between measurement basis of income/expenses for tax purposes and measurement basis of income/expenses for financial reporting purposes	(91)	(78)
Recognition of uncertain tax position	1,219	(*) 210
Tax effect of exchange rate differences	(2,071)	(*) (312)

Tax (benefit) expense	3,269	$(1,128)

(*) Prior period amounts have been recast to conform to the current period presentation.

2023

The reconciliation between the statutory tax rate and the effective tax rate as recorded in profit or loss for the years ended December 31, 2023, does not provide significant information, mainly because the Company did not recognize deferred taxes, and therefore is not presented.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Supplementary Information to the Statements of Profit and Loss

a.	Additional information about revenues

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands

Revenues from major customers each of whom amount to 10% or more, of total revenues
Customer A(1)	$53,649	$49,958	$32,800
Customer B(2)	(*)	16,882	16,129
	$53,649	$66,840	$48,929

(*)	In 2025, only Customer A exceeded 10% of total revenues.

(1)	Revenue is attributed to the Proprietary segment. Refer to Note 17 (c) for more information.

(2)	Revenue is attributed to the Proprietary segment. Refer to Note 17 (a) for more information.

b.	Revenues based on the location of the customers, are as follows:

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands

U.S.A	$99,644	$100,504	$73,741
Israel	29,563	25,012	31,296
Latin America	24,223	18,606	12,928
Canada	10,805	9,457	11,162
Europe	9,449	4,936	7,088
Asia	6,720	2,376	6,147
Others	56	62	157
Total Revenue	$180,460	$160,953	$142,519

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Supplementary Information to the Statements of Profit and Loss (Cont.)

c.	Cost of goods sold

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands

Cost of materials (1)	$62,129	$46,673	$70,308
Salary and related expenses	21,124	17,820	16,330
Subcontractors	11,171	6,302	6,354
Depreciation and amortization (2)	10,829	9,274	9,000
Energy	1,903	1,390	1,383
Other manufacturing expenses	3,025	1,812	1,235

Total Cost of goods sold before Inventory change	$110,181	$83,271	$104,610
Decrease (increase) in inventories	(6,128)	7,715	(17,581)
Total Cost of goods sold	$104,053	$90,986	$87,029

(1)	Including cost of finished product acquired and manufacturing services provided by third party contract manufacturing organizations.

(2)	Including amortization of intangible assets of $5,915, $5,915, and $5,491 for the years ended December 31, 2025, 2024, and 2023, respectively.

d.	Research and development

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands

Salary and related expenses	$5,913	$5,621	$5,110
Subcontractors (1)	3,786	5,354	4,677
Materials and allocation of facility costs	1,622	2,693	2,971
Depreciation and amortization	749	648	586
Others	925	869	589

Total Research and development	$12,995	$15,185	$13,933

(1)	On December 8, 2025, the Company announced the discontinuation of its Phase 3 InnovAATe clinical trial of inhaled AAT, following a prespecified interim futility analysis indicating the study was unlikely to meet its primary endpoint.

During the year ended December 31, 2025, prior to conducting the futility analysis, we entered into an exclusivity letter with a third party associated with the potential out-licensing of the distribution rights of the Inhaled AAT product. In consideration of the terms of the exclusivity letter, we received a non-refundable payment of $3.0 million. Following our decision to discontinue the InnovAATe clinical trial, the exclusivity letter was voided and the payment received was recorded as an offset to the research and development expenses associated with the clinical trial

e.	Selling and marketing

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands
Salary and related expenses	$6,685	5,916	4,907
Packing, shipping and delivery	1,967	1,612	1,366
Marketing and advertising	3,753	3,830	2,634
Registration and marketing fees	3,225	3,705	4,362
Depreciation and amortization (1)	2,038	2,085	2,090
Others	787	1,280	834
Total Selling and marketing	$18,455	$18,428	$16,193

(1)	Including amortization of intangible assets of $1,758, $1,753, and $1,743 for the years ended December 31, 2025, 2024, and 2023, respectively.

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 22: - Supplementary Information to the Statements of Profit and Loss (Cont.)

f.	General and administrative

	Year Ended December 31,
	2025	2024		2023
	U.S. Dollars in thousands
Salary and related expenses	$6,468	$5,811		$5,283
Employees welfare	1,480	1,608		1,337
Professional fees and public company expenses	3,632	3,269	*	2,994	*
Depreciation, amortization and impairment	1,300	1,211		1,035
Information technology related expenses	3,425	1,772		1,201
Insurance	1,387	1,171	*	1,566	*
Others	1,032	860	*	965	*
Total General and administrative	$18,724	$15,702		$14,381

*	Reclassified

g.	Financial (expense) income

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands

Financial income
Interest income from cash deposit	$1,921	$2,118	$588

Financial expense
Revaluation of long term liabilities	(2,652)	(8,081)	(980)
Interest expense on lease liabilities and other finance costs	(864)	(660)	(1,298)

Financial income and (expense)
Derivatives instruments measured at fair value	(142)	(139)	149
Translation differences of financial assets and liabilities	(1,029)	45	(94)
Total Financial expense	$(2,766)	$(6,717)	$(1,635)

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 23: - Income (loss) Per Share

a.	Details of the number of shares and income (loss) used in the computation of income (loss) per share

	Year Ended December 31,
	2025		2024		2023
	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company	Weighted Number of Shares	Income Attributed to equity holders of the Company
		U.S. Dollars in thousands		U.S. Dollars in thousands		U.S. Dollars in thousands
For the computation of basic income (loss)	57,646,403	20,198	57,487,248	14,462	48,830,479	$8,284
Effect of potential dilutive ordinary shares	659,525		329,903		4,845,035	-

For the computation of diluted income (loss)	58,345,581	20,198	57,817,151	14,462	53,675,514	$8,284

b.	The computation of the diluted income per share for the years ending December 31, 2025, 2024 and 2023 considered the options and RSUs due to their dilutive effect.

Note 24: - Operating Segments

a.	General

The operating segments are identified based on information that is reviewed by the chief operating decision makers (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Company is organized into operating segments based on the products and services of the business units and has two operating segments as follows:

Proprietary Products	Manufacturing, sales and distribution of plasma-derived protein therapeutics and normal source plasma.

Distribution	Distribute imported drug products in Israel, which are manufactured by third parties.

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

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 24: - Operating Segments (Cont.)

b.	Reporting on operating segments

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousands
Year Ended December 31, 2025
Revenues	$156,206	$24,254	$180,460
Cost of revenues (1)	83,928	20,125	104,053
Gross profit	$72,278	$4,129	$76,407
Unallocated corporate expenses			(50,174)
Finance expense, net			(2,766)
Income before taxes on income			$23,467

	Proprietary Products	Distribution	Total
	U.S. Dollars in thousands
Year Ended December 31, 2024
Revenues	$141,447	$19,506	$160,953
Cost of revenues (1)	73,708	17,278	90,986
Gross profit	$67,739	$2,228	$69,967
Unallocated corporate expenses			(49,916)
Finance expense, net			(6,717)
Income before taxes on income			$13,334

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
Year Ended December 31, 2023
Revenues	$115,458	$27,061	$142,519
Cost of revenues (1)	63,342	23,687	87,029
Gross profit	$52,116	$3,374	$55,490
Unallocated corporate expenses			(45,426)
Finance expense, net			(1,635)
Income before taxes on income			$8,429

(1)	For amortization expenses included in costs of revenues from proprietary products see Note 22(c); for inventory impairment, included mainly in costs of revenues from proprietary products see Note 8.

Note 25: - Balances and Transactions with Related Parties

a.	Balances with related parties

	December 31, 2025	December 31, 2024
	U.S. Dollars in thousands
Trade payables	$102	$125
Other accounts payables	$19	$95

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 25: - Balances and Transactions with Related Parties (Cont.)

b.	Transactions with employed/directors that accounts as related parties

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands
Remuneration of directors not employed by the Company or on its behalf	$385	$400	$548

c.	Transactions with key executive personnel (including non-related parties)

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands
Salary and Related Expenses	$4,133	$3,862	$3,771
Share-based payment	486	438	728
Total	$4,619	$4,300	$4,499

d.	Transactions with related parties

	Year Ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands
Revenues	$-	$-	$2,676
Cost of Goods Sold	$132	$29	$7
General and administrative expenses	$65	$159	$223

Kamada Ltd. and subsidiaries

Notes to the Consolidated Financial Statements

Note 25: - Balances and Transactions with Related Parties (Cont.)

e.	Terms of Transactions with Related Parties

Sales to related parties are conducted at market prices. Outstanding trade receivables due from related parties the end of the year bears no interest, and their settlement will be in cash. For the year ended December 31, 2025 the Company recorded no allowance for expected credit losses for trade receivable due from related parties.

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

Tuteur was considered a related party until November 2023, and upon departure of Mr. Jonathan Hahn from the Company’s Board of Directors it is no longer treated as such.

2.	FIMI, the leading private equity firm in Israel, beneficially owns approximately 38% of the Company’s outstanding ordinary shares and is a controlling shareholder of the Company, within the meaning of the Israeli Companies Law, 1999. Refer to Note 19 for further detail.

The following Israeli entities: E&M Computing Ltd, Biolab Ltd and SPIDER SOLUTIONS LTD, which are controlled by or affiliated with the FIMI Funds, are currently engaged by the Company for the provision of certain services relating to its continuous operations in non-material amounts and at market prices.

Note 26: - Events Subsequent to the Reporting Period

On March 10, 2026, the Company announced that its Board of Directors has declared a cash dividend of $0.25 (approximately NIS 0.77) per share on the Company’s common stock (totaling approximately $14,400 thousands). The cash dividend will be payable on April 6, 2026, to shareholders of record at the close of business on March 23, 2026. The dividend payment is made in accordance with the Company’s dividend policy adopted by the Board of Directors, pursuant to which the Company intends to distribute to its shareholders an annual dividend of at least 50% of its annual net profit, subject to the Board of Directors’ discretion at the time of any such distribution and satisfaction of the applicable dividend distribution tests under the Israeli Companies Law at the time of distribution.